Form 20-F
period 2009-12-31
Scorpio Tankers Inc.
filed 2010-06-29
CIK 1483934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________________

Commission file number
SCORPIO TANKERS INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

9, Boulevard Charles III Monaco 98000
(Address of principal executive offices) Mr. Emanuele Lauro, +377-9898-5716 9, Boulevard Charles III Monaco 98000
(Name, Telephone Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.
Name of each exchange
Title of each class	on which registered
Common Stock, par value of $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.
NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2009, there were 1,500 outstanding common shares with a par value $1.00 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
Yes [ ] No [ X ]
If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [ ] No [ X ]
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [ ]
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [ ] No [ ]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ X ]
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP [ ] International Financial Reporting Standards as issued by the International Accounting Standards Board [ X ] Other [ ]
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [ ] 18 [ ]
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [ X ]

SCORPIO TANKERS INC.

PART II.

ITEM 13.	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES	62
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	62
ITEM 15T.	CONTROLS AND PROCEDURES	62
A.	Disclosure Controls and Procedures	62
B.	Management's annual report on internal control over financial reporting	62
C.	Changes in internal control over financial reporting	63
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	63
ITEM 16B.	CODE OF ETHICS	63
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	63
A.	Audit Fees	63
B.	Audit-Related Fees	63
C.	Tax Fees	63
D.	All Other Fees	63
E.	Audit Committee's Pre-Approval Policies and Procedures	63
F.	Audit Work Performed by Other Than Principal Accountant If Greater Than 50%	63
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	63
ITEM 16E	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	63
ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	63
ITEM 16G.	CORPORATE GOVERNANCE	64

PART III.

ITEM 17.	FINANCIAL STATEMENTS	64
ITEM 18.	FINANCIAL STATEMENTS	64
ITEM 19.	EXHIBITS	64

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS		F-1

SIGNATURE

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our Risk Factors in Item 3 of this report for a more complete discussion of these and other risks and uncertainties.

In this annual report, "we", "us", "our", and the "Company", all refer to Scorpio Tankers Inc.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected financial data in the tables as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 are derived from our audited consolidated financial statements, which have been presented herein, and which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). This data should be read in conjunction with the consolidated financial statements and the notes thereto included in "ITEM 18. Financial Statements" in this annual report and "ITEM 5. Operating and Financial Review and Prospects."

The selected financial data as of December 31, 2007 are derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB, and which are not presented herein. The selected financial data for 2006 has not been derived from audited financial statements as consolidated financial statements of the Company for 2006 do not exist. Rather, the selected financial data for 2006 has been prepared by aggregating the historical stand alone IFRS financial information of each of the three subsidiaries which were transferred to us. In accordance with Item 3.A.1 of Form 20-F, we are omitting fiscal year 2005 from the selected financial data as we did not prepare consolidated financial statements for this period and such information cannot be provided without unreasonable effort and expense.

Prior to October 1, 2009, our historical consolidated financial statements were prepared on a carve-out basis from the financial statements of our parent company, Liberty Holding Company Ltd., or Liberty.  These carve-out financial statements include all assets, liabilities and results of operations of the three vessel-owning subsidiaries owned by us, formerly subsidiaries of Liberty, for the periods presented. For the periods presented, certain of the expenses incurred by these subsidiaries for commercial, technical and administrative management services were under management agreements with other Scorpio Group entities, which are parties related to us, consisting of Scorpio Ship Management S.A.M., or SSM; and Scorpio Commercial Management S.A.M., or SCM; which provide us and third parties with technical and commercial management services, respectively; Liberty, which provides us with administrative services; and other affiliated entities. Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical consolidated financial statements included elsewhere in this annual report.

	For the Year Ended
	December 31,
	2009	2008	2007	2006
Income Statement Data
Vessel revenue	$27,619,041	$39,274,196	$30,317,138	$35,751,632
Operating expenses
Charterhire	(3,072,916)	(6,722,334)	-	-
Vessel operating costs	(8,562,118)	(8,623,318)	(7,600,509)	(7,061,514)
General and administrative expenses	(416,908)	(600,361)	(590,772)	(376,338)
Depreciation	(6,834,742)	(6,984,444)	(6,482,484)	(7,058,093)
Impairment of vessels(1)	(4,511,877)	-	-	-
Total operating expenses	(23,398,561)	(22,930,457)	(14,673,765)	(14,495,945)
Operating income	4,220,480	16,343,739	15,643,373	21,255,687
Other income/(expense)
Interest expense - bank loan	(699,115)	(1,710,907)	(1,953,344)	(3,041,684)
Gain/(loss) on derivative financial instruments	148,035	(2,463,648)	(1,769,166)	816,219
Interest income	4,929	35,492	142,233	152,066
Other expenses, net	(256,292)	(18,752)	(9,304)	(24,034)
Total other expenses, net	$(802,443)	$(4,157,815)	$(3,589,581)	$(2,097,433)
Net income	$3,418,037	$12,185,924	$12,053,792	$19,158,254

Dividends and earnings per common share(2)
Weighted average shares outstanding	5,589,147	5,589,147	5,589,147	5,589,147
Basic earnings per share	$0.61	$2.18	$2.16	$3.43
Diluted earnings per share	$0.61	$2.18	$2.16	$3.43
Dividends per share	$1.55	$3.36	$1.27	$2.01

	As of December 31,
	2009	2008	2007	2006
Balance Sheet Data
Cash and cash equivalents	$444,496	$3,607,635	$1,153,743	$6,016,470
Vessels and drydock	$99,594,267	$109,260,102	$116,244,546	$122,727,030
Total assets	$104,423,386	$117,111,827	$122,555,022	$137,728,758
Total debt - bank loan	$39,800,000	$43,400,000	$47,000,000	$50,600,000
Shareholder payable(3)	$-	$22,028,323	$19,433,097	$27,612,576
Related party payable(3)	$-	$27,406,408	$27,406,408	$34,338,356
Total shareholder's equity	$61,328,542	$20,299,166	$26,897,242	$21,936,949

	For the Year Ended
	December 31,
	2009	2008	2007	2006
Cash Flow Data
Net cash provided by/(used by):
Operating activities	$9,305,851	$24,837,892	$5,830,773	$13,226,007
Financing activities	$(12,468,990)	$(22,384,000)	$(10,693,500)	$(14,850,000)

(1)	In the year ended December 31, 2009, we recorded an impairment of two vessels for $4.5 million, see ITEM 5. "Operating and Financial Review and Prospects".
(2)
Basic earnings per share is calculated by dividing the net income attributable to equity holders of the common shares by the weighted average number of common shares outstanding assuming that the transfer of the vessel owning subsidiaries was effective during the period. In addition, the stock split described in Note 10 in the consolidated financial statements as of and for the year ended December 31, 2009 has been given retroactive effect for all periods presented herein. Diluted earnings per share are calculated by adjusting the net income attributable to equity holders of the common shares and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share. For the periods presented, we had no potentially dilutive common shares.

(3)
On November 18, 2009, the shareholder payable and the related party payable balances, as of that date, were converted to equity as a capital contribution. See Note 11 in the consolidated financial statements as of and for the year ended December 31, 2009.

Other Operating Data
	For the Year Ended December 31,
	2009	2008	2007	2006
Average Daily Results
Time charter equivalent per day(4)	$23,423	$29,889	$27,687	$33,165
Vessel operating costs per day(5)	$7,819	$7,875	$6,941	$6,449
TCE per revenue day - pool revenue	$21,425	$36,049	$29,848	$33,165
TCE per revenue day - time charters	$24,825	$24,992	24,382	$-
Expenditures for drydock	$1,680,784	$-	$-	$805,845

Fleet Data(6)
Average number of owned vessels	3.00	3.00	3.00	3.00
Average number of time chartered-in vessels	0.33	0.59	-	-

(4)
Freight rates are commonly measured in the shipping industry in terms of Time charter equivalent per day (or TCE per day), which represent subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of days revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is offhire for drydock. Since our vessels are on time charter and operate in the pool, we do not have voyage expenses.

(5)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.
(6)
For a definition of items listed under "Fleet Data," please see the section of this annual report entitled ITEM 5. "Operating and Financial Review and Prospects". We do not currently have any time chartered-in vessels and do not intend to time charter-in any vessels into our fleet in the future.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock.

Risks Related to Our Industry

If the tanker industry, which historically has been cyclical, continues to be depressed in the future, our earnings and available cash flow may be adversely affected.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. The recent global financial crisis may adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters and the rates payable in respect of our one vessel currently operating in a tanker pool, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	demand for oil and oil products;

•	supply of oil and oil products;

•	regional availability of refining capacity;

•	global and regional economic and political conditions;

•	the distance oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	environmental and other legal and regulatory developments;

•	currency exchange rates;

•	weather;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the price of steel;

•	the number of vessels that are out of service; and

•	environmental concerns and regulations.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over longer distances and supply of tankers to carry that oil, which may materially affect our revenues, profitability and cash flows. Four of our six vessels operate on long-term time charters, while the remaining two vessels operate in the Scorpio Panamax Tanker Pool and Scorpio Handymax Tanker Pool, which are spot-market oriented. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class. If time charter or spot charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably.

We are partially dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

We currently operate a fleet of six vessels. Of those, two are employed in spot market-oriented tanker pools, partially exposing us to fluctuations in spot market charter rates.

We may employ additional vessels that we may acquire in the future in the spot charter market. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within Scorpio Group pools, depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the year ended December 31, 2009,, charter rates in the oil and petroleum products charter market declined significantly and Panamax vessel values also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Due to these indicators of potential impairment, in the year ended December 31, 2009, we evaluated the recoverable amount of our vessels, and we recognized a total impairment loss of $4.5 million for two of our vessels. Any additional impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common shares.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, the newbuilding order book which extends to 2014 equaled approximately 28% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009 and continuing through the first half of 2010, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. If these pirate attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs in connection with employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

If the contraction of the global credit markets and the resulting volatility in the financial markets continues or worsens that could have a material adverse impact on our results of operations, financial condition and cash flows, and results of operation.

Recently, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry due to the historically low asset values of ships. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline. If we are unable to obtain additional credit or draw down upon borrowing capacity, it may negatively impact our ability to fund current and future obligations.

If further emergency governmental measures are implemented in response to the economic downturn, that could have a material adverse impact on our results of operations, financial condition and cash flows.

Since 2008, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may effect permanent changes in law or interpretations of existing laws. We cannot predict what, if any, such measures would be, but changes to securities, tax, environmental, or the laws of regulations, could have a material adverse effect on our results of operations, financial condition or cash flows.

Changes in fuel, or bunkers, prices may adversely affect profits.

Fuel, or bunkers, is a significant, if not the largest, expense in our shipping operations for our vessels employed on the spot market and can have a significant impact on pool earnings. With respect to our vessels employed on time charter, the charterer is generally responsible for the cost of fuel, however such cost may affect the charter rates we are able to negotiate for our vessels. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect our business, results of operations, cash flows and financial condition, and our available cash.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL), the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the IMO International Convention on Load Lines of 1966 (as from time to time amended) and the U.S. Maritime Transportation Security Act of 2002. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. The recent oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives or statues.

These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability or our existing insurance coverage may be invalidated or decreased for our affected vessels. Such failure may also result in a denial of access to, or detention in, certain ports. Each of our vessels, as well our technical manager, SSM, is currently ISM Code-certified.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and adversely affect our operating results.

The market values of tankers have generally experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other shipping companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to obtain other financing or incur debt on terms that are acceptable to us. Further, while we believe that the current aggregate market value of our vessels will be in excess of loan to value amounts required under our credit facility, which requires that the fair market value of the vessels pledged as collateral never be less than 150% of the aggregate principal amount outstanding. A decrease in these values could cause us to breach certain covenants that are contained in our credit facility and in future financing agreements that we may enter into from time to time. If the recoverable amounts of our vessels further decline and we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on vessels in our fleet. If we sell any vessel at any time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings. Please see the section of this annual report entitled "The International Tanker Industry" in Item 4.B. for information concerning historical prices of tankers.

If our vessels suffer damage due to the inherent operational risks of the tanker industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. For example, our vessel, Senatore, suffered damage to one of its ballast tanks in April 2010, which required a repair. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, delay or rerouting. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.

We operate our vessels worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. Our vessels are at a risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Political instability, terrorist or other attacks, war or international hostilities can affect the tanker industry, which may adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the international community to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for loses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political instability has also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and available cash.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, that could adversely affect our reputation and the market for our common stock.

From time to time, vessels in our fleet may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in or to divest our common shares may adversely affect the price at which our common shares trade. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Maritime claimants could arrest our vessels, which would have a negative effect on our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, which may negatively impact our business, financial condition, results of operations and available cash.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and available cash.

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our available cash could be adversely affected.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

We, indirectly through SSM, employ masters, officers and crews to man our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Risks Related To Our Business

We have a limited history of operations on which investors may assess our performance.

We were formed on July 1, 2009, and our initial three vessel-owning subsidiaries were transferred to us on October 1, 2009. We have a limited performance record and operating history, and, therefore, limited historical financial information, upon which you can evaluate our operating performance, ability to implement and achieve our business strategy or ability to pay dividends in the future. We cannot assure you that we will be successful in implementing our business strategy. We have recently acquired additional vessels but our initial fleet was composed of only three vessels with a relatively short operating history. As a newly formed company, we will face certain operational challenges not faced by companies with a longer operating history.

We have a limited history operating as a publicly traded entity and will incur increased costs in 2010 as a result of being a publicly traded corporation.

We have only operated as a public company since April 2010. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Our incremental general and administrative expenses as a publicly traded corporation will include costs associated with annual reports to shareholders, tax returns, investor relations, registrar and transfer agent's fees, incremental director and officer liability insurance costs and director compensation.

Obligations associated with being a public company require significant company resources and management attention.

We have recently become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal controls over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will need to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements.

We will work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We will evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. Our incremental general and administrative expenses as a publicly traded corporation will include costs associated with annual reports to shareholders, tax returns, investor relations, registrar and transfer agent's fees, incremental director and officer liability insurance costs and director compensation .   We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.

If we do not identify suitable tankers for acquisition or successfully integrate any acquired tankers, we may not be able to grow or to effectively manage our growth.

One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable tankers and/or shipping companies for acquisitions at attractive prices;

•	obtain required financing for our existing and new operations;

•	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures;

•	integrate any acquired tankers or businesses successfully with our existing operations;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets; and

•	improve our operating, financial and accounting systems and controls.

Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), both of which could lower available cash. If we are unable to execute the points noted above, our financial condition may be adversely affected.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with such growth plans.

Delays in deliveries of additional vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our operating results.

We expect to purchase additional vessels from time to time. For example, since our initial public offering in April 2010, we agreed to purchase an additional six vessels, of which three have been delivered and three are scheduled to be delivered by September 2010. The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected.

We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on medium- to long-term time charters.

As of the date of this annual report, we employed four tankers under fixed rate long-term time charter agreements with an average remaining duration of approximately eight months.  Vessels committed to medium- and long-term charters may not be available for spot charters during periods of increasing charterhire rates, when spot charters might be more profitable. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class.

If we purchase and operate secondhand vessels, we will be exposed to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth through the acquisition of new and secondhand vessels. While we typically inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

An increase in operating costs would decrease earnings and available cash.

Under the charter agreements for four of our vessels, the charterer is responsible for voyage costs and we are responsible for the vessel operating costs. Under the tanker pool agreement for two of our vessels, the pool is responsible for the voyage expenses and we are responsible for vessel costs. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash.

If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our financial condition and our ability to expand our business.

The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive, in an industry that is capital intensive and highly fragmented. The recent global financial crisis may reduce the demand for transportation of oil and oil products which could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies.

Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition, and available cash.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to occur from 2026 to 2033, depending on the vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition, and available cash per share would be adversely affected. Any funds set aside for vessel replacement will reduce available cash.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We should not be a PFIC with respect to any taxable year. Based upon our operations as described herein, we do not believe that our income from our time charters should be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States federal income tax consequences and information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under Item 10.E. "Taxation—United States Federal Income Taxation—United States Federal Income Taxation of United States Holders"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares. See Item 10.E. "Taxation—United States Federal Income Taxation—United States Federal Income Taxation of United States Holders" for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

We may have to pay tax on United States source shipping income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

For taxable years after our initial public offering, we and our subsidiaries intend to take the position that we qualify for this statutory tax exemption for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after the offering and thereby become subject to United States federal income tax on our United States source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

If we or our subsidiaries were not entitled to exemption under Section 883 for any taxable year, they could be subject for such year to an effective 2% United States federal income tax on the shipping income they derive during the year which is attributable to the transport or cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.

Any dividends paid by us may not qualify for preferential rates of United States federal income taxation in the hands of United States non-corporate holders.

We expect that any dividends paid on our common shares to a United States shareholder who is an individual, trust or estate will generally be treated as "qualified dividend income" that is taxable at preferential United States federal income tax rates (through 2010). Our dividends will be so treated provided that (1) our common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange, on which our common stock is traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we have not been, are not and do not anticipate being in the future); (3) the recipient of the dividend has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the recipient of the dividend is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States non-corporate shareholder. For example, under current law, the preferential rate for qualified dividend income is scheduled to expire on December 31, 2010. If the preferential rate for such dividends is not extended, then any dividends paid by us after December 31, 2010 will be treated as ordinary income. In addition, legislation has been previously introduced in the United States Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment. Finally, as discussed in more detail in Item 10.E. "Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences," we could be treated as a passive foreign investment company for the taxable year in which we pay the dividend or the immediately preceding taxable year.

We will be required to make additional capital expenditures to expand the number of vessels in our fleet and to maintain all our vessels, which will be dependent on additional financing.

Our business strategy is based in part upon the expansion of our fleet through the purchase of additional vessels beyond the three vessels we have agreed to acquire. We currently have outstanding commitments to purchase three additional vessels for an aggregate purchase of approximately $73.0 million. If we are unable to fulfill our obligations under the memorandum of agreement for future vessel acquisitions, the sellers of such vessels may be permitted to terminate such contracts and we may forfeit all or a portion of the down payments we already made under such contracts, and we may be sued for any outstanding balance.

In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, and vessels are typically drydocked every 30 months thereafter, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $400,000 and $900,000, depending on the size and condition of the vessel and the location of drydocking.

Risks Related To Our Relationship With Scorpio Group and Its Affiliates

We are dependent on our managers and there may be conflicts of interest between us and our managers that may not be resolved in our favor.

Our success depends to a significant extent upon the abilities and efforts of our technical manager, SSM, our commercial manager, SCM, and our management team. Our success will depend upon our and our managers' ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition.

Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

Our technical and commercial managers are affiliates of Scorpio Group, which is owned and controlled by the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member. Conflicts of interest may arise between us, on the one hand, and our commercial and technical managers, on the other hand. As a result of these conflicts, our commercial and technical managers, who have limited contractual duties, may favor their own or their owner's interests over our interests. These conflicts may have unfavorable results for us.

Our founder, Chairman and Chief Executive Officer has affiliations with our commercial and technical managers which may create conflicts of interest.

Emanuele Lauro, our founder, Chairman and Chief Executive Officer, is a member of the Lolli-Ghetti family which owns and controls our commercial and technical managers and owns 30.1% of our outstanding common shares as of the date of this annual report. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, our commercial and technical managers currently provide commercial and technical management services to approximately 74 and 16 vessels respectively, other than the vessels in our fleet, that are owned or operated by entities affiliated with Mr. Lauro, and such entities may acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations.

Our Chief Executive Officer and President do not devote all of their time to our business, which may hinder our ability to operate successfully.

Messrs. Lauro and Bugbee, our Chief Executive Officer and President, respectively, are involved in other business activities with members of the Scorpio Group, which may result in their spending less time than is appropriate or necessary to manage our business successfully. Based solely on the anticipated relative sizes of our initial fleet and the fleet owned by members of the Scorpio Group over the next twelve months, we estimate that Messrs. Lauro and Bugbee will spend approximately 70-85% of their monthly business time on our business activities and their remaining time on the business of members of the Scorpio Group. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our commercial and technical managers are each privately held companies and there is little or no publicly available information about them.

SCM is our commercial manager and SSM is our technical manager. SCM's and SSM's ability to render management services will depend in part on their own financial strength. Circumstances beyond our control could impair our commercial manager's or technical manager's financial strength, and because each is a privately held company, information about the financial strength of our commercial manager and technical manager is not available. As a result, we and an investor in our securities might have little advance warning of financial or other problems affecting our commercial manager or technical manager even though their financial or other problems could have a material adverse effect on us and our security holders.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into various contracts, including charter agreements with our customers, consisting of four long-term fixed-rate charter agreements and two tanker pool agreements, and our credit facility entered into in June 2010,. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The failure of our charterers to meet their obligations under our time charter agreements, on which we depend for a majority of our revenues, could cause us to suffer losses or otherwise adversely affect our business.

As of the date of this annual report, we employed four tankers under fixed rate long-term time charter agreements with an average remaining duration of approximately eight months. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such oil. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charterhire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased tanker charter rate levels. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.

Our charters may terminate earlier than the dates indicated in this annual report. The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive loss of the relevant vessel, the requisition for hire of the relevant vessel, the drydocking of the relevant vessel for a certain period of time or the failure of the relevant vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the tanker industry, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer under a charter of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition and our available cash.

We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class.

If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our available cash may be significantly reduced or eliminated.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 attacks, the U.S. response to the attacks and related concern regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

Because we obtain some of our insurance through protection and indemnity associations, which result in significant expenses to us, we may be required to make additional premium payments.

We may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our managers, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Risks Related To Our Indebtedness

Servicing debt, which we may incur in the future, would limit funds available for other purposes and if we cannot service our debt, we may lose our vessels.

Borrowing under our credit facility requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facility bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling tankers; or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facility, the lender could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt even though the majority of the proceeds used to purchase the collateral vessels did not come from our credit facility.

Our credit facility contains restrictive covenants which limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

Our credit facility imposes operating and financial restrictions on us. These restrictions limit our ability, or the ability of our subsidiaries party thereto to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facility or if there is another default under our credit facility;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

Therefore, we will need to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission when needed. This may limit our ability to pay dividends to you if we determine to do so in the future, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

If the recent volatility in LIBOR rates continues, it will affect the interest rate under our credit facility which could affect our profitability, earnings and cash flow.

Amounts borrowed under our credit facility bear interest at an annual rate ranging from 3.0% to 3.5% above LIBOR. LIBOR rates have recently been volatile, with the spread between those rates and prime lending rates widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by amounts that we may drawdown under our credit facility fluctuate with changes in the LIBOR rates, if this volatility were to continue, it would affect the amount of interest payable on amounts that we were to drawdown from our credit facility, which in turn, would have an adverse effect on our profitability, earnings and cash flow.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009 by Simon Financial Limited, or Simon, the 100% owner of Liberty Holding Company Ltd., or Liberty. On October 1, 2009, Simon transferred to Scorpio Tankers Inc. three vessel owning and operating subsidiary companies. Prior to becoming a public company, the operating subsidiaries were owned by Simon. On April 6, 2010, we closed the issuance of 12,500,000 shares of common stock at $13.00 per share in our initial public offering and received net proceeds of $149.6 million, after deducting underwriters' discounts and offering expenses.  A subsidiary of Liberty retained ownership of the 5,589,147 shares it owned before the offering. Our principal executive offices are located at 9, Boulevard Charles III, Monaco 98000.  Our telephone number is +377-9798-5716. Our stock trades on the New York Stock Exchange (NYSE) under the symbol STNG.

On April 9, 2010, we repaid in full the outstanding balance of $38.9 million of our 2005 Credit Facility from the proceeds of the initial public offering.

On April 19 and 22, 2010, we entered into agreements to purchase four double-hulled Handymax tankers for an aggregate purchase price of $99.0 million. The ships, which are charter-free, are scheduled to be delivered by September 2010.  Three of the ships, STI Conqueror, STI Gladiator and STI Matador, were built at the Shina Shipbuilding Co. Ltd. in South Korea, two ships in 2003; one ship in 2005.  The fourth ship, STI Highlander, was built at the Hyundai Mipo Dockyard in South Korea in 2007.

On May 4, 2010, we closed the issuance of 450,000 shares of common stock at $13.00 and received $5.4 million, after deducting underwriters' discounts, when the underwriters in the Company's initial public offering partially exercised their over-allotment option.

On May 13, 2010, we entered into agreements to purchase two LR1 ice class 1A product tankers (STI Heritage and STI Harmony) each with an existing short-term time charter contract.  The two ships were built in 2008 and 2007 at the Onomichi Dockyard in Japan.  The aggregate purchase price of $92.0 million includes an estimated $2.5 million related to the value of their existing time charter contracts.  The time charter contracts of $25,500 per day per ship plus 50% profit sharing over the base rate expire in October 2010 (plus or minus 30 days) for the vessel built in 2007 and January 2011 (plus or minus 30 days) for the vessel built in 2008.  The time charters, which were signed in 2007, are with a related party of Scorpio Tankers Inc.

On June 9, 2010, we announced that we took delivery of three products tanker vessels that the Company previously agreed to acquire. Two of the tankers are LR1 ice class 1A sister ships, STI Harmony and STI Heritage were acquired for an aggregate price of $92.0 million, which includes an estimated $2.5 million related to the value of the existing time charter contracts.  The third vessel delivered was STI Conqueror, which is an ice class 1B ship, and was acquired for $26.0 million.

B.	Business Overview

We are engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets.  Our fleet as of December 31, 2009 consisted of three wholly owned tankers (two LR1 product tankers and one post-Panamax tanker).  As of the date of this annual report, we have taken delivery of three additional vessels. Below is our fleet list as of the date of this annual report:

						Time Charter Info
				Ice		Daily Base
	Vessel Name	Year Built	DWT	Class	Employment	Rate	Expiry (A)

1	Noemi	2004	72,515	-	Time Charter (B)	$24,500	21-Jan-2012
2	Senatore	2004	72,514	-	Time Charter	$26,000	04-Oct-2010
3	Venice	2001	81,408	1C	SPTP (C)	N/A	N/A
4	STI Conqueror	2005	40,158	1B	SHTP (D)	N/A	N/A
5	STI Harmony	2007	73,919	1A	Time Charter (E)	$25,500	17-Oct-2010
6	STI Heritage	2008	73,919	1A	Time Charter (E)	$25,500	08-Jan-2011
			414,433

Vessels Agreed to be Acquired :
1	STI Gladiator	2003	40,083	-	SHTP (D)	N/A	N/A
2	STI Matador	2003	40,096	-	SHTP (D)	N/A	N/A
3	STI Highlander	2007	37,145	1A	SHTP (D)	N/A	N/A
			117,324

			531,757

(A)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(B)	Noemi is time chartered by King Dustin, which is a related party.
(C)	The vessel operates in the Scorpio Panamax Tanker Pool Ltd., or SPTP. The SPTP is operated by Scorpio Commercial Management, or SCM. SPTP and SCM are related parties to the Company.
(D)	The vessel operates in Scorpio Handymax Tanker Pool Ltd., or SHTP. The SHTP is operated by Scorpio Commercial Management. SHTP and SCM are related parties to the Company.
(E)
STI Harmony and STI Heritage were acquired with their existing time charter contracts that commenced in October 2007 and January 2008, respectively.  The vessels are chartered to subsidiaries of Liberty, which are related parties.

Operations

We operate our vessels on time charters or in commercial pools (such as the Scorpio Panamax Tanker Pool and Scorpio Handymax Tanker Pool).  As of the date of this annual report:

•	Noemi, Senatore, STI Harmony and STI Heritage were on time charters.

•	Venice was operating in the Scorpio Panamax Tanker Pool.

•	STI Conqueror was operating in the Scorpio Handymax Tanker Pool.

The remaining vessels that we have agreed to acquire will enter the Scorpio Handymax Tanker Pool upon delivery.

Time Charters

Time charters give us a fixed and stable cash flow for a known period of time.  Time charters also mitigate in part the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year.  In the future, we may opportunistically look to enter our vessels into time charter contracts. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit if the spot market increases.

Commercial Pools

To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

Commercial Management Agreement

Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM.  SCM is a related party and SCM's services include securing employment, in the spot market and on time charters, for the Company's vessels. SCM also manages the Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool.  When our vessels operate in one of the commercial pools managed by SCM, we pay SCM an agent fee of $250 per vessel per day plus 1.25% commission per charter fixture.  When our vessels are operating outside of such commercial pools, we pay SCM a fee of $250 per vessel per day plus a 1.25% commission of gross revenues per charter fixture for Panamax and LR1 vessels and $300 per vessel per day for Handymax vessels, which are the same fees SCM charges third parties.

We signed commercial management agreements in December 2009 for Noemi, Senatore and Venice for a period of three years, which may be terminated upon a two year notice.  We have also signed similar agreements for the vessels that we acquired and agreed to acquire so far in 2010, and we expect to sign similar agreements for additional vessels that may acquire in the future.

Technical Management Agreement

Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, a related party, with the exception of two vessels we have recently acquired which are being technically managed by unaffiliated technical manager.  SSM is owned by members of the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the Company's vessels such as drydocks and vetting/inspection under a technical management agreement. We currently pay SSM $548 per vessel per day to provide technical management services for each of our vessels.

We signed the technical management agreements in December 2009 for a period of three years, which may be terminated upon a two year notice. We have also signed similar agreements for the vessels that we acquired and agreed to acquire so far in 2010, and we expect to sign similar agreements for additional vessels that may acquire in the future.

Administrative Services Agreement

We have an administrative services agreement with Liberty, or our Administrator.  Liberty provides accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space. We will reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above.  Liberty also arranges vessel sales and purchases for us. Liberty sub-contracts its responsibilities to other entities within the Scorpio Group.

We will also pay our Administrator a fee for arranging vessel purchases and sales for us, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale.  For the three vessels (STI Conqueror, STI Harmony and STI Heritage) purchased as of the date of this annual report, the Administrator earned $1.2 million. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Further, pursuant to our administrative services agreement, Liberty, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

Our administrative services agreement, whose effective commencement began in December 2009, has a duration of three years.

The International Tanker Market

International seaborne oil and petroleum products transportation services are mainly provided by two types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets.  Both types of operators transport oil under short-term contracts (including single-voyage "spot charters") and long-term time charters with oil companies, oil traders, large oil consumers, petroleum product producers and government agencies.  The oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity, while independent companies own or control the balance of the fleet.  The oil companies use their fleets not only to transport their own oil, but also to transport oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market.

The current international financial crisis is affecting the international tanker market. It is expected that the global fleet will increase during 2010 because of the present order book. However, some shipping companies are now facing challenges in financing their large newbuilding programs, as shipping banks are more restrictive than before in granting credit. The current financial upheaval may delay deliveries of newbuildings and may also lead to the cancellation of newbuilding orders, and there have been reports of cancellations of tanker newbuildings from certain yards. Shipping companies with high debt or other financial commitments may be unable to continue servicing their debt, which could lead to foreclosure on vessels.

The oil transportation industry has historically been subject to regulation by national authorities and through international conventions.  Over recent years, however, an environmental protection regime has evolved which has a significant impact on the operations of participants in the industry in the form of increasingly more stringent inspection requirements, closer monitoring of pollution-related events, and generally higher costs and potential liabilities for the owners and operators of tankers.

In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes.  A tanker's carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading.  The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity: (i) Ultra Large Crude Carrier, or ULCC, with a size range of approximately 320,000 to 450,000 dwt; (ii) Very Large Crude Carrier, or VLCC, with a size range of approximately 200,000 to 320,000 dwt; (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt; (iv) Aframax-size range of approximately 80,000 to 120,000 dwt; (v) Panamax-size range of approximately 60,000 to 70,000 dwt; and (v) small tankers of less than approximately 60,000 dwt.  ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope.  Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the East Coast of the United States.  Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products.  Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

The 2009 Tanker Market (Source: Fearnleys)

Following the onset of the global financial crisis in 2008, expectations, in general terms, were quite dismal for 2009. In a broader sense, the tanker market fared quite poorly in 2009, but had huge discrepancies between the various sub-segments.

The oil tanker fleet is generally divided into five major categories of vessels, based on carrying capacity and the types of cargoes carried.  A tanker's carrying capacity is measured in dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. In the single voyage market the VLCC, whose carrying capacity ranges from 200,000 dwt to 320,000 dwt, reached an average of about $29,000 per day, a significant decrease from $88,000 per day in 2008. Suezmaxes, whose carrying capacity ranges from 120,000 dwt to 200,000 dwt, achieved an average rate of $31,500 per day, down from $67,000 the year before. Corresponding rates for Aframaxes, whose carrying capacity ranges from 80,000 dwt to 120,000 dwt, were $10,000 per day compared with $50,000 per day in 2008. In comparison with asset values the Suezmax market showed the strongest resilience in the downturn.

Seaborne crude oil trade, measured in ton-miles, declined approximately 1.0% in 2009.  This was markedly less than anticipated. Crude oil imports to the United States declined approximately 7.5%, but transportation work declined by about 13.5%. This was, to a certain degree, offset by strongly increased imports to China resulting in the U.S. becoming the second largest crude oil importing country.

The use of tankers for floating storage increased in 2009. At the beginning of the year as a pure commodity price play (contango in the oil futures market) but later in the year a significant number of tankers were employed for storage due to brimming on-shore storage facilities. For greater parts of the year more than 30 VLCCs were employed in storage.

Periodically the crude tanker spot market yielded negative time charter results during 2009. It was expected that several single-hull, or SH, ships would have been sold for demolition given the IMO phase out of SH ships scheduled for 2010. However, demolition sales were low and only 8 VLCCs and 2 Suezmax tankers were sold for demolition. Currently, according to Fearnresearch, the world fleet contains 66 SH VLCCs and 24 SH Suezmax tankers that, given strict adherence to the IMO phase out schedule, are supposed to cease oil trading by the end of 2010.

According to data from Fearnresearch, in 2009 a total of 55 VLCCs and 46 Suezmax tankers were delivered from yards. The Suezmax fleet expanded by 13% and the VLCC fleet by 8% (both measured by deadweight). In total, net tanker fleet growth ended at 8.6%. Following the decline in crude oil prices in mid-2008, prices gradually rose throughout 2009 despite the fact that global oil demand decreased 1.2 millions of barrels per day, or mb/d, or 1.4%, to 85 mb/d. OPEC crude oil production declined 2.5 mb/d, or 8%, to 28.7 mb/d, according to the International Energy Agency (IEA). OPEC NGL (Natural Gas Liquids) production was only marginally up compared to 2008.

The sale and purchase market for tankers, measured by the number of transactions, decreased again in 2009. A total of about 155 transactions were concluded. There are several reasons for this decline, but primarily the difficulties in securing financing for acquisitions must be considered the prime cause. Secondly, the market was characterized by few sellers willing to take losses on either newbuildings ordered at record price levels or existing vessels purchased at the height of the market in 2007/08.

The International Energy Agency, or IEA, in their latest market report, has become quite optimistic for growth in global oil demand in 2010. According to their May 2010 report global demand is estimated to increase 2.0% this year.  At the same time, the downturn in North Sea output as well as new infrastructure in the FSU (Former Soviet Union) will have a quite negative impact on demand for short-haul crude oil tankers. A similar development is observed in North America where Mexican crude oil output is expected to continue falling. Both of these developments are expected to have a negative impact on Aframax tankers whereas the effects for Suezmax and VLCC crude tankers will be quite positive as crude oil has to be sourced in areas farther away generating a significant growth in transportation work.

Environmental and Other Regulations

Government laws and regulations significantly affect the ownership and operation of our tankers. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government, quasi-governmental and private organizations subject our tankers to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry), labor organizations (including but not limited to the International Transport Workers' Federation), charterers, terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our tankers. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the tanker industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. Such laws and regulations frequently change and may impose increasingly strict requirements. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The IMO, the United Nations agency for maritime safety and the prevention of pollution, has adopted the International Convention for the Prevention of Pollution from Ships, or MARPOL, which has been updated through various amendments. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and adversely affect our business, cash flows, results of operations and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments enter into force on July 1, 2010. The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.

The Marine Environment Protection Committee, or MEPC, has designated the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an Emission Control Area, or ECA, under the Annex VI amendments. The new ECA will enter into force in August 2012, whereupon fuel used by all vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016, nitrogen oxide after-treatment requirements will also apply. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards.

Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. SSM has obtained documents of compliance for its offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, or the CLC, although the United States is not a party. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance or other financial security for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or BWM, in February 2004. BWM's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. BWM will not become effective until 12 months after it has been adopted by 30 states, the consolidated merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and related assessment costs;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), and our fleet is entirely composed of vessels of this size class. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guaranty. We plan to comply with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

The oil spill in the Gulf of Mexico that began in April 2010 may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA, that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives or statutes.

We expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal and remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and in 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions are not regulated through the IMO or the UNFCCC by December 31, 2010. In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has proposed regulations governing the emission of greenhouse gases from motor vehicles and stationary sources. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments. Any passage of climate control legislation or other regulatory initiatives by the EU, U.S., IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by classification societies

Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in-class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•
Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•
Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Vessels have their underwater parts inspected every 30 to 36 months. Depending on the vessel's age and other factors, this inspection can often be done afloat with minimal disruption to the vessel's commercial deployment. However, vessels are required to be drydocked, meaning physically removed from the water, for inspection and related repairs at least once every five years from delivery. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in-class" by American Bureau of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for vessel-owners and operators trading in the United States market. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Marine and War Risks Insurance

We have in force marine and war risks insurance for all of our vessels. Our marine hull and machinery insurance covers risks of particular average and actual or constructive total loss from collision, fire, grounding, engine breakdown and other insured named perils up to an agreed amount per vessel. Our war risks insurance covers the risks of particular average and actual or constructive total loss from confiscation, seizure, capture, vandalism, sabotage, and other war-related named perils. We have also arranged coverage for increased value for each vessel. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover amounts in excess of those recoverable under the hull and machinery policy in order to compensate for additional costs associated with replacement of the loss of the vessel. Each vessel is covered up to at least its fair market value at the time of the insurance attachment and subject to a fixed deductible per each single accident or occurrence, but excluding actual or constructive total loss.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by mutual protection and indemnity associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. We are a member of a P&I Club that is a member of the International Group of P&I Clubs, or the International Group. The P&I Clubs that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Although the P&I Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these risks are to be shared by the participating P&I Clubs. The pool provides a mechanism for sharing all claims in excess of $8 million up to approximately $5.5 billion. We are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Clubs comprising the International Group.

C.	Organizational Structure

As of December 31, 2009, Scorpio Tankers Inc. owned 100% of the four subsidiaries listed below.

Company:	Incorporated in:
Noemi Shipping Company Limited	The Republic of The Marshall Islands
Senatore Shipping Company Limited	The Republic of The Marshall Islands
Venice Shipping Company Limited	The Republic of The Marshall Islands
Sting LLC	State of Delaware, United States of America

D.	Property, Plant and Equipment

For a description of our fleet, see "Item 4.A. – History and Development of the Company" and " Item 4.B. Business Overview – Our Fleet".

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following presentation of management's discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in "ITEM 18. Financial Statements". You should also carefully read the following discussion with "Risk Factors," "The International Tanker Industry," "Cautionary Statement Regarding Forward-Looking Statements." The consolidated financial statements as of December 31, 2009 and 2008 and  for the three  years in the period ended December 31, 2009, have been prepared in accordance with IFRS as issued by the IASB The consolidated financial statements are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this registration statement are at the rate applicable at the relevant date, or the average rate during the applicable period.

Prior to October 1, 2009, our historical consolidated financial statements were prepared on a carve-out basis from the financial statements of Liberty and include all assets, liabilities and results of operations of our three vessel-owning subsidiaries, formerly subsidiaries of Liberty, for those periods. The other financial information included in this filing represents the aggregated financial information of the operations of our three vessel-owning subsidiaries.

We anticipate additional opportunities to expand our fleet through acquisitions of tankers, and we believe that recent downward pressure on tanker values will present attractive investment opportunities to ship operators that have the necessary capital resources. We may purchase secondhand vessels that meet our specifications or newbuilding vessels, either directly from shipyards or from the current owners with shipyard contracts. The timing of these acquisitions will depend on our ability to identify suitable vessels on attractive purchase terms.  Since our initial public offering, we have purchased six vessels, three of which have been delivered as of June 23, 2010.

We generate revenues by charging customers for the transportation of their crude oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage charters, which are charters for short intervals that are priced on current, or "spot," market rates; and

•
Time charters, whereby vessels we operate and for which we are responsible for crewing and other voyage expenses are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis(1)	Varies	Daily
Voyage expenses(2)	We pay	Customer pays
Vessel operating costs (3)	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay

(1)	"Hire rate" refers to the basic payment from the charterer for the use of the vessel.
(2)
"Voyage expenses" refers to expenses incurred due to a vessel's traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent's fees, canal dues and extra war risk insurance, as well as commissions.

(3)	Defined below under "—Important Financial and Operational Terms and Concepts."
(4)	"Off-hire" refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydocking.

As of December 31, 2009, one of our vessels, Venice, was operating in the Scorpio Panamax Tanker Pool, The majority of the vessels in the Scorpio Panamax Tanker Pool trade in the spot market. The two other vessels, Noemi and Senatore, were chartered to customers under fixed-rate long-term time charter contracts that, as of January 1, 2010, have remaining durations of approximately 24 and nine months, respectively.

IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS

We use a variety of financial and operational terms and concepts. These include the following:

Vessel revenues. Vessel revenues primarily include revenues from time charters and pool revenues. Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter and vessels in pools. Revenues from vessels in pools are more volatile, as they are typically tied to prevailing market rates.

Vessel operating costs. We are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crews and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. Please read "Drydocking" below. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Additionally, these costs include technical management fees charged by SSM. Historically, our fees under technical management arrangements with SSM were under management agreements with other Scorpio Group entities, which are related parties of ours. Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical consolidated financial statements included elsewhere in this annual report. Prior to the closing of our initial public offering, we entered into a technical management agreement with SSM. Under this agreement, since December 1, 2009, SSM continues to provide us technical services and we pay market-based fees for this service which we believe are customary for the tanker industry.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time Charter Equivalent Rates. Time charter equivalent, or TCE, rates, are a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the number of days in the period.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net voyage revenues between periods.

Average Number of Vessels. Historical average number of vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.

Contract of Affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and ship owner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the ship owner may use different ships to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators such as pools or ship owners with large fleets of the same vessel type. All of the ship's operating, voyage and capital costs are borne by the ship owner while the freight rate normally is agreed on a per cargo ton basis.

Commercial Pools. To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•
Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. If we choose to pay dividends in the future, this will, from period to period, affect the cash available to pay such dividends. We intend to employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on SCM's outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:

•	global and regional economic and political conditions;

•	increases and decreases in production of and demand for crude oil and petroleum products;

•	increases and decreases in OPEC oil production quotas;

•	the distance crude oil and petroleum products need to be transported by sea; and

•	developments in international trade and changes in seaborne and other transportation patterns.

•
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the fiscal quarters ended June 30 and September 30, and stronger in the fiscal quarters ended March 31 and December 31.

•
Our general and administrative expenses will be affected by the commercial management, and administrative services agreements we have entered into with SCM and Liberty Holding Company Ltd., respectively, and costs we will incur from being a public company. Historically, we incurred management fees for commercial and administrative management under management agreements with other Scorpio Group entities, which are parties related to us. Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical consolidated financial statements included elsewhere in this annual report.

We entered into a commercial management agreement with SCM. We also entered into an administrative services agreement with Liberty Holding Company Ltd., or our Administrator. Under these agreements, since December 1, 2009, SCM provides us with commercial services and our Administrator provides us with administrative services. We pay market-based fees under our commercial management agreement, which we believe is customary for the tanker industry. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We will also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry. Our historical general and administrative management fees are estimates of the value of the general and administrative services provided by Scorpio Group affiliates to us. These fees may not be equivalent to a market-based fee and, thus, our historical general and administrative expenses may not reflect what we will incur in the future. As a result of changes to our commercial management agreements agreed upon in December 2009, we estimate that our commercial management fees in 2010 will increase by $0.3 million. The new technical and administrative services agreements were negotiated at rates similar to the rates under the previous agreements and therefore we expect there will be no additional impact on the results of operations in future periods for technical and administrative management services. In addition, we will incur additional general and administrative expenses as a result of being a publicly traded company, including costs associated with annual reports to shareholders and Securities and Exchange Commission, or SEC, filings, investor relations, New York Stock Exchange fees and tax compliance expenses.

RESULTS OF OPERATIONS

Vessel revenue in our consolidated income statements represents TCE revenues. Revenues and TCE are the same for us because our vessels are employed on time charter contracts or in a pool. When a vessel is on time charter, the customer pays us the contract revenue, and the customer is responsible for all of the voyage expenses. When a vessel is in a pool, the pool pays us the vessel's allocated earnings within the pool, which we record as revenue, and the pool is also responsible for the voyage expenses. The vessel's allocated earnings in the pool are reduced to reflect the commercial management fee charged by SCM, the pool manager.

Shipowners base economic decisions regarding the deployment of their vessels upon actual and anticipated TCE rates, and industry analysts typically measure rates in terms of TCE rates. This is because under time charters the customer usually pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. Accordingly, the discussion of revenue below focuses on TCE rates where applicable.

The following tables separately present our operating results for the years ended December 31, 2009, 2008 and 2007.

FOR THE YEAR ENDED DECEMBER 31, 2009 COMPARED TO THE YEAR ENDED DECEMBER 31, 2008

	For the Years Ended
	December 31,			Percentage
	2009	2008	Change	Change

Vessel revenue	$27,619,041	$39,274,196	$(11,655,155)	(30)%
Charterhire	(3,072,916)	(6,722,334)	3,649,418	(54)%
Vessel Expenses	(8,562,118)	(8,623,318)	61,200	(1)%
General and administrative expenses	(416,908)	(600,361)	183,453	(31)%
Depreciation	(6,834,742)	(6,984,444)	159,702	(2)%
Impairment of vessels	(4,511,877)	-	(4,511,877)	-
Interest expense – bank loan	(699,115)	(1,710,907)	1,011,792	(59)%
Gain/(loss) on derivative financial instruments	148,035	(2,463,648)	2,611,683	(106)%
Interest income	4,929	35,492	(30,563)	(86)%
Other expenses, net	(256,292)	(18,752)	(237,540)	1,267%
Net income	$3,418,037	$12,185,924	$(8,757,887)	(72)%

Net income. Net income for the year ended December 31, 2009 was $3.4 million, a decrease of $8.8 million, or 72%, when compared to net income of $12.2 million for the year ended December 31, 2008. The differences between the two periods are discussed below.

Vessel revenue. Revenue was $27.6 million for the year ended December 31, 2009, a decrease of $11.7 million, or 30%, from revenue of $39.3 million for the year ended December 31, 2008. The following table summarizes our revenue:

	For the Years Ended December 31,
	2009	2008	Change
Owned vessels:
Time charter revenue	$17,203,709	$18,293,963	$(1,090,254)
Pool revenue	7,438,726	13,201,424	(5,762,698)
Time chartered-in vessels:
Pool revenue	2,976,606	7,778,809	(4,802,203)
TOTAL	$27,619,041	$39,274,196	$(11,655,155)

The reduction in time charter revenue of $1.1 million or 6% was primarily the result of Noemi and Senatore both being drydocked in 2009. Noemi was drydocked in August 2009 (off-hire for 23 days), which reduced revenue by $0.6 million, and Senatore was drydocked in May 2009 (off-hire for 14 days), which reduced revenue by $0.4 million. Noemi and Senatore were employed on time charters that began in 2007 for the years ended December 31, 2009 and 2008.

The reduction in pool revenue for the owned vessel Venice of $5.8 million or 44% was due to a decrease in the spot market rates. The majority of the vessels in the Scorpio Panamax Tanker Pool operate in the spot market.

The reduction of the pool revenue for a time chartered-in vessel of $4.8 million, or 62%, was due to 95 less operating days in the year ended December 31, 2009 and a decrease in spot market rates, which resulted in a decrease in the pool rates. In May 2008, we time chartered-in a vessel until May 2009, and the vessel operated in the Scorpio Panamax Tanker Pool.  We do not anticipate time chartering-in vessels in the future.

Charterhire. Charterhire expense of $3.1 million for the year ended December 31, 2009 decreased $3.6 million, or 54%, from $6.7 million for the year ended December 31, 2008. The decrease was due to 95 less operating days in the year ended December 31, 2009, and a reduction in the profit and loss arrangement included in the charterparty. The vessel was chartered-in by us from May 29, 2008 to May 1, 2009 at $26,750 per day plus a 50% profit and loss arrangement where we agreed to pay 50% of the vessel's earnings in the pool above the daily charterhire rate, and we would receive 50% of the vessels earnings in the pool below $26,750 per day. For year ended December 31, 2009, we recorded a reduction in the charterhire expense of $108,000 because the vessel's earnings in the pool were less than $26,750 per day. For the year ended December 31, 2008, we recorded an increase in the charterhire expense of $1.0 million because the vessel's earnings in the pool were more than $26,750 per day.

Vessel operating costs. Vessel operating costs for owned vessels for the years ended December 31, 2009 and 2008 were $8.6 million in each year; there were no significant changes in vessel operating costs from one year to another.

General and administrative expense. General and administrative expense, which includes the commercial management and administrative fees, of $0.4 million for the year ended December 31, 2009, decreased $0.2 million or 31% from $0.6 million for the year ended December 31, 2008. This decrease in 2009 primarily resulted from the reduction in the administrative fees charged by the provider.

Depreciation. Depreciation and amortization expense of $6.8 million for the year ended December 31, 2009 decreased $0.2 million, or 2%, from $7.0 million for the year ended December 31, 2008. The decrease in depreciation expense was primarily due to a change in the estimated residual value due to changes in scrap rates since December 31, 2008. See discussion of this change in estimate in Note 5 to the audited consolidated financial statements included in "ITEM 18 Financial Statements".

Impairment. In the year ended December 31, 2009, we recognized an impairment loss of $4.5 million for Noemi and Senatore.  This impairment loss was triggered by reductions in vessel values, and represented the difference between the carrying value and   recoverable amount, being fair value less cost to sell. We determined the fair value of each vessel by adding (i) the charter free market value of the vessel to (ii) the discounted value of each vessel's time charter, which is the difference between each vessel's time charter contracted rate and the market rate for a similar type of vessel with a similar contracted duration. In determining the charter free market value, we took into consideration the estimated valuations provided by an independent ship broker.

Interest expense—bank loan. Interest expense-bank loan was $0.7 million for the year ended December 31, 2009, a decrease of $1.0 million or 59% from $1.7 million for year ended December 31, 2008. The decrease in interest expense was primarily due to a reduction in LIBOR and a decrease in the principal outstanding during the periods the 2005 Credit Facility was outstanding, which was paid in full from the proceeds of the initial public offering. The average interest rate including margin decreased to 1.70% for the year ended December 31, 2009 from 3.71% for the year ended December 31, 2008. The average principal for the year ended December 31, 2009 and 2008 was $41.6 million and $45.2 million, respectively.

Gain/(loss) on derivative financial instruments. Gain/(loss) on derivatives from our interest rate swap, which consists of realized and unrealized gains and losses, was a gain of $0.1 million for the year ended December 31, 2009; there was an unrealized gain of $0.95 million offset by a realized loss of $0.8 million. For the year ended December 31, 2008, there was a loss on derivatives of $2.5 million, which was from an unrealized loss of $2.1 million and a realized loss of $0.4 million. The unrealized gains and losses reflect the adjustment of the market value of the swap (the contract rate versus the current market rate). The realized loss is the result of the settlement difference between contracted interest rates and the actual market interest rates (LIBOR).

Interest income. Interest income was $4,929 for the year ended December 31, 2009, a decrease of $30,563 or 86% from the $35,492 for the year ended December 31, 2008. The decrease was primarily due a reduction in interest rates for our cash deposits and reduction in the cash balance.

Other expense, net. Other expense, net was a loss of $256,292 for the year ended December 31, 2009, and a net loss of $18,752 for the year ended December 31, 2008. This change was primarily the result of sundry finance expenses and changes in foreign currency gains and losses.

FOR THE YEAR ENDED DECEMBER 31, 2008 COMPARED TO THE YEAR ENDED DECEMBER 31, 2007

	For the Year Ended December 31,
	2008	2007	Change	Percentage Change
Vessel revenue	$39,274,196	$30,317,138	$8,957,058	30%
Charterhire	(6,722,334)	—	(6,722,334)	—
Vessel operating costs	(8,623,318)	(7,600,508)	(1,022,810)	(13)%
Depreciation	(6,984,444)	(6,482,484)	(501,960)	(8)%
General and administrative expenses	(600,361)	(590,773)	(9,588)	(2)%
Interest expense—bank loan	(1,710,907)	(1,953,344)	242,437	12%
Loss on derivative financial instruments	(2,463,648)	(1,769,166)	(694,482)	(39)%
Interest income	35,492	142,233	(106,741)	(75)%
Other expense, net	(18,752)	(9,304)	(9,448)	(102)%
Net Income	$12,185,924	$12,053,792	$132,132	1%

Net Income. Net Income for the year end December 31, 2008 was $12.2 million, an increase of $0.1 million or 1% when compared to net income of $12.1 million for the year ended December 31, 2007. The differences between the two years are discussed below.

Vessel revenue. Revenue was $39.3 million for the year ended December 31, 2008, an increase of $9.0 million from the revenue of $30.3 million for the year ended December 31, 2007. The following table summarizes our revenue:

	For the Years Ended December 31,
	2008	2007	Change
Owned vessels:
Time charter revenue	$18,293,963	$10,557,524	$7,736,439
Pool revenue	13,201,424	19,759,614	(6,558,190)
Time chartered-in vessels:
Pool revenue	7,778,809	—	7,778,809
TOTAL	$39,274,196	$30,317,138	$8,957,058

The increase in time charter revenue of $7.7 million or 73% was the result of:

•	Noemi being on time charter for all of 2008 and only 344 days in 2007, an increase of $0.5 million.

•	Senatore being on time charter for all of 2008 and only 89 days in 2007, an increase of $7.2 million.

The reduction of pool revenue for the owned vessels of $6.6 million or 33% was due to:

•	Senatore operating in the pool for 276 days in 2007 and zero days in 2008, a decrease of $8.1 million.

•	Noemi operating in the pool for 21 days in 2007 and zero days in 2008, a decrease of $0.6 million.

The reduction in the number of days for the owned vessels in the pool (366 in 2008 and 662 in 2007) was partially offset by an increase of $2.2 million (20%) in 2008 from Venice's revenue from the pool. The vessel was in the pool for both years. The 20% increase in Venice's revenue was due to higher rates in the spot market. The majority of the vessels in the Scorpio Panamax Tanker Pool operated in the spot market.

The increase of the pool revenue for the time chartered in-vessel of $7.8 million was due to a vessel being time chartered-in from May 29, 2008 until May 1, 2009. The vessel operated in the Scorpio Panamax Tanker Pool.

Charterhire. Charterhire expense for the year ended December 31, 2008 was $6.7 million. There was no charterhire expense in 2007 since we did not charter in any vessels during 2007. The vessel was chartered in from May 29, 2008 to May 1, 2009. The daily rate was at $26,750 per day plus a 50% profit and loss arrangement where (i) we agreed to pay 50% of the vessel's earnings above the daily charterhire rate and (ii) we received 50% of the vessel's earnings below $26,750 per day. The profit sharing expense recorded during 2008 was $1.0 million.

Vessel operating costs. Vessel operating costs for the owned vessels of $8.6 million for the year ended December 31, 2008 increased $1.0 million, or 13%, from $7.6 million for the year ended December 31, 2007. The increase was primarily due to higher crew expenses, which included higher salaries and training expenses, and higher stores (e.g. lube oils).

General and administrative expenses. General and administrative expenses of $0.6 million for the year ended December 31, 2008 was similar to the expense for the year ended December 31, 2007.

Depreciation. Depreciation and amortization expense of $7.0 million for the year ended December 31, 2008 increased $0.5 million or 8% from $6.5 million for the year ended December 31, 2007. The increase in depreciation expense was primarily due to a change in the estimated residual value due to changes in scrap rates in the period. See discussion of this change in estimate in Note 5 to the audited consolidated financial statements included elsewhere in this annual report.

Interest expense—bank loan. Interest expense-bank loan was $1.7 million for year ended December 31, 2008, a decrease of $0.25 million or 12% from $1.95 million for the year ended December 31, 2007. The decrease in interest expense was primarily due to a reduction in LIBOR and a decrease in the outstanding principal. The average interest rate including margin decreased to 3.71% for the year ended December 31, 2008 from 6.05% for the year ended December 31, 2007. The average principal outstanding for the years ended December 31, 2008 and 2007 was $45.2 million and $48.8 million, respectively.

Loss on derivative financial instruments. Loss on derivatives from our interest rate swap, which consists of realized and unrealized losses, was a loss of $2.5 million for the year ended December 31, 2008; there was an unrealized loss of $2.1 million and a realized loss of $0.4 million. For the year ended December 31, 2007, there was a loss on derivatives of $1.8 million, which was from an unrealized loss of $1.3 million and a realized loss of $0.5 million. The unrealized gains and losses reflect the adjustment of the market value of the swap (the contract rate versus the current market rate). The realized loss is the result of the settlement difference between contracted interest rates and the actual market interest rates (LIBOR).

Interest income. Interest income was $35,492 for the year ended December 31, 2008, a decrease of $106,741 or 75% from $142,233 for the year ended December 31, 2007. The decrease was primarily due a reduction in interest rates for our cash deposits.

Other expense, net. Other expense net, was a loss of $18,752 and $9,304 for the years ended December 31, 2008 and 2007, respectively. The increase in the loss of $9,448 or 102% was primarily due to a change in foreign currency losses.

B.	Liquidity and Capital Resources

On April 6, 2010, we closed the issuance of 12,500,000 shares of common stock at $13.00 per share in our initial public offering and received net proceeds of $149.6 million, after deducting underwriters' discounts and offering expenses.  On April 9, 2010, we repaid in full the outstanding balance of $38.9 million of our 2005 Credit Facility from the proceeds of the initial public offering.  On May 4, 2010, we closed the issuance of 450,000 shares of common stock at $13.00 and received $5.4 million, after deducting underwriters' discounts, when the underwriters in the Company's initial public offering partially exercised their over-allotment option.  The remaining proceeds of our initial public offering, including over-allotment exercise, will be used for working capital, general corporate expenses, and vessel acquisitions.

On June 2, 2010, we executed our $150 million loan facility, the 2010 Credit Facility, which is described below.  The 2010 Credit Facility will be used and has been used to partially finance the vessel acquisitions.   As of June 23, 2010, we have drawn down $19.0 million to finance the acquisition of vessels.

Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessel operations, particularly cash flows from our two vessels, Noemi and Senatore, on time charter and future vessels that have time charters, such as STI Heritage and STI Harmony. Time charters provide contracted revenue that reduces the volatility (rates can fluctuate within months) and seasonality (rates are generally stronger in first and fourth quarters of the year) from vessels that operate in the spot market. Venice, the third vessel in our fleet as of December 31, 2009, operates in the Scorpio Panamax Tanker Pool, and vessels that we acquire in the future that are not on time charter will operate in pools. The pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. We believe these cash flows from operations, the net proceeds from the initial public offering, and draw downs from the 2010 Credit Facility will be sufficient to meet our existing liquidity needs for the next 12 months.

As of December 31, 2009, our cash balance was $0.5 million, which is down from our cash balance of $3.6 million as of December 31, 2008.  For the year ended December 31, 2009, our net cash inflow from operating activities was $9.3 million and the net cash outflow from financing activities was $12.5 million, which included a dividend of $8.7 million.  For the year ended December 31, 2008, our net cash inflow from operating activities was $24.8 million and the net cash outflow from financing activities was $22.4 million, which included a dividend $18.8 million.

As of December 31, 2009, our long-term liquidity needs were comprised of our debt repayment obligations for our 2005 Credit Facility, which was fully repaid using the proceeds of the initial public offering completed on April 6, 2010.

In April and May 2010, we agreed to purchase six vessels for an aggregate of $191.0 million.  We expect to finance these acquisitions with the net proceeds from the initial public offering and from the 2010 Credit Facility, which is described further under "Long-Term Debt Obligations and Credit Arrangements – 2010 Credit Facility" below.

The 2010 Credit Facility requires us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, loan to value ratios and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

Since two of our vessels were in drydock in 2009 and the third received an underwater survey in 2009, we do not anticipate the three vessels in our fleet as of December 31, 2009 requiring a drydocking within the next 12 months.  We are assessing the need to perform drydocks for the ships we agreed to acquire in 2010.

Cash Flows

The table below summarizes our sources and uses of cash for the periods presented:

	For the Year Ended
	December 31,
	2009	2008	2007
Condensed Cash Flows
Provided (Used) By:
Cash Provided by Operating Activities	$9,305,851	$24,837,892	$5,830,773
Cash Used by Investing Activities	—	—	—
Cash Used by Financing Activities	(12,468,990)	(22,384,000)	(10,693,500)

For the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Cash provided by operating activities

Net cash provided by operating activities was $9.3 million for the year ended December 31, 2009, which was a decrease of $15.5 million from the year ended December 31, 2008. The primary reasons for the decrease were (i) lower revenues from the vessels in the pool ($10.6 million), (ii) 37 off-hire days for two of the vessels that were in drydock during 2009 ($1.0 million); changes in the shareholder receivable and payable ($7.7 million) and (iii) drydock payments for two of our vessels that were performed in 2009 ($1.6 million). These reductions were partially offset by (i) a decrease in the charterhire expense ($3.6 million), and (ii) changes in other assets and liabilities ($1.8 million).

Cash used by investing activities

There was no cash used in investing activities for any of the periods shown.

Cash used by financing activities

Cash used by financing activities was $12.5 million for the year ended December 31, 2009, which was $9.9 million less than the cash used for the year ended December 31, 2008. This decrease was due to a reduction in dividends paid of $10.1 million ($8.7 million for the year ended December 31, 2009 and $10.8 million in the year ended December 31, 2008). During the years ended December 31, 2009 and 2008, we made scheduled principal payments on our debt of $3.6 million.

For the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Cash provided by operating activities

Net cash provided by operating activities was $24.8 million for the year ended December 31, 2008, which was an increase of $19.0 million from the year ended December 31, 2007. Changes in operating cash flows before movements in working capital resulted in a net positive variance compared to 2007 of $1.4 million. The remaining changes in operating cash flows were due to changes in assets and liabilities. The primary reasons for the increase were (i) a decrease in cash payments of $8.4 million to a related party ($8.4 million was paid in 2007 and none in 2008), (ii) an increase in net cash from the shareholder of $10.8 million (a net payment of $8.2 million was made in 2007 and a net receipt of $2.6 million in 2008); (iii) a decrease in receipts of accounts receivable of $2.0 million due to collection of receivables; and (iv) an increase in changes in other assets and liabilities of $0.3 million.

Cash used by investing activities

There was no cash used in investing activities for any of the periods shown.

Cash used by financing activities

Cash used by financing activities was $22.4 million for the year ended December 31, 2008, which was an increase of $11.7 million from the cash used by financing activities for the year ended December 31, 2007. This change was due to an increase of $11.7 million in dividends paid ($18.8 million for the year ended December 31, 2008 and $7.1 million for the year ended December 31, 2007). During the years ended December 31, 2008 and 2007, we made scheduled principal payments on our debt of $3.6 million.

Long-Term Debt Obligations and Credit Arrangements

2005 Credit Facility

Two of our wholly-owned subsidiaries, Senatore Shipping Company Limited and Noemi Shipping Company Limited, were joint and several borrowers under a loan agreement dated May 17, 2005, or the 2005 Credit Facility, entered into with The Royal Bank of Scotland plc, as lender, which was secured by, among other things, a first preferred mortgage over each of Senatore and Noemi. The initial amount of the 2005 Credit Facility was $56,000,000 and consisted of two tranches, one for each vessel-owning subsidiary. Each tranche was repayable in 40 consecutive quarterly installments of $450,000, plus a balloon payment of $10,000,000, to be made together with the 40th installment of each tranche. The 2005 Credit Facility was due to mature on May 18, 2015. The interest rate on the loan was 0.70% above LIBOR. As of December 31, 2009, the outstanding balance was $39.8 million, with $3.6 million due within the next 12 months. As of December 31, 2009, we were in compliance with all of our loan covenants. On April 9, 2010, we repaid the outstanding balance of $38.9 million with the proceeds from our initial public offering.

2010 Credit Facility

On June 2, 2010, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and Fortis Bank Nederland, or the lead arrangers, for a senior secured term loan facility of up to $150 million.  Borrowings under the credit facility are available until December 2, 2011 and bear interest at LIBOR plus an applicable margin of 3.00% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. The credit facility matures on June 2, 2015 and can only be used to partially finance the cost of future vessel acquisitions, which vessels would be the collateral for the credit facility.

Borrowings for each vessel financed under this facility, represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the new credit facility is repayable in equal quarterly installments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is fifteen years of age. Our subsidiaries, which may at any time own one or more of our initial vessels, will act as guarantors under the credit facility.  As of June 23, 2010, we have drawn down $19.0 million under this facility.

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; prohibitions on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

The financial covenants include:

•	The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.

•
Consolidated tangible net worth shall be no less than US$ 150,000,000 plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 75% of the value of any new equity issues from July 1, 2010 going forward.

•
The ratio of EBITDA to actual interest expense shall be no less than 2.50 to 1.00 commencing with the fifth fiscal quarter following the closing of the credit facility. Such ratio shall be calculated quarterly on a trailing quarter basis from and including the fifth fiscal quarter however for the ninth fiscal quarter and periods thereafter the ratio shall be calculated on a trailing four quarter basis.

•
Unrestricted cash and cash equivalents including amounts on deposit with the lead arrangers for the first five fiscal quarters following the closing of our initial public offering shall at all times be no less than the higher of (i) US$ 2,000,000 per vessel or (ii) US$ 10,000,000 and thereafter unrestricted cash and cash equivalents shall at all times be no less than the higher of (i) US$ 1,000,000 per vessel or (ii) US$ 10,000,000.

•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

Interest Rate Swaps

As of December 31, 2009, we had one interest rate swap. The notional value was $19.9 million, and the effective fixed interest rate was 4.79%. The swap began in May 2005 and was scheduled to end in May 2015.  The interest rate swap was terminated when the 2005 Credit Facility was repaid in April 2010.  In the future, we may enter into interest rate swaps to manage our exposure interest rates.

CAPITAL EXPENDITURES

Vessel Acquisitions

In April and May 2010, we agreed to acquire six tankers for an aggregate purchase price of $191.0 million.  These vessels will be paid for with the net proceeds from our initial public offering and from our credit facility.

Drydock

We do not plan to drydock the three vessels in our fleet as of December 31, 2009 within the next 12 months because (i) Noemi and Senatore were drydocked in 2009 for an aggregate cost of $1.6 million and 37 off-hire days, and (ii) Venice received an underwater survey in 2009. The vessels are not scheduled to be drydocked until 2011 and 2012.

We have not yet determined the need to do a drydock for the six vessels that we agreed to acquire in April and May 2010 (three have been acquired as of the date of this annual report).

As our fleet matures and expands, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. We are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Dividends

We do not have immediate plans to pay dividends, but we will continue to assess our dividend policy. In the future, our board of directors may determine it is in the best interest of the Company to pay dividends.

C.	Research and Development, Patents and Licenses, Etc.

Not applicable

D.	Trend Information

See ITEM 4.B "The International Tanker Industry"

E.	Off-Balance Sheet Arrangements

As of December 31, 2009, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our total contractual obligations at December 31, 2009 (1):

	in millions of $
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Thereafter
Bank Loan(2)	$3.6	$7.2	$7.2	$21.8	—
Bank Loan—Interest payments(3)	$1.2	$2.1	$1.6	$0.5	—
Technical management fees(4)	$0.6	$1.2
Commercial management fees(5)	$0.4	$0.2

___________
(1)	On June 2, 2010, we executed a new $150 million credit facility to partially finance the acquisition of new vessels. As of June 23, 2010, we have drawn down $19.0 million under this credit facility.
(2)	On April 9, 2010, we repaid the outstanding balance of $38.9 million under the 2005 Credit Facility from the proceeds of the initial public offering.
(3)
The interest expense on the 2005 Credit Facility was variable and based on LIBOR. The payments in the above schedule were calculated using an interest swap rate of 2.31% plus a margin of 0.70%, which was the margin for the 2005 Credit Facility.

(4)	We pay our technical manager, SSM, $548 per day.
(5)	We pay our commercial manager, SCM, $250 per day plus 1.25% of gross revenue for vessels that are not in a pool.

Restricted Stock

On June 18, 2010, we issued 559,458 shares of restricted stock to our executive officers at a price of $10.99 per share, for a total value of $ 6,148,443. The vesting schedule of the restricted stock is (i) one-third of the shares vest on April 6, 2013, (ii) one-third of the shares vest on April 6, 2014, and (iii) one-third of the shares vest on April 6, 2015. The expense for the restricted stock will be recognized over the vesting periods for each third of the shares. The expense for this restricted stock grant is:

•	for the year ending December 31, 2010, $922,124;

•	for the year ending December 31, 2011, $1,702,383;

•	for the year ending December 31, 2012, $1,702,383;

•	for the year ending December 31, 2013, $1,151,776;

•	for the year ending December 31, 2014, $562,848 and

•	for the year ending December 31, 2015, $106,929.

On June 18, 2010, we issued 9,000 shares to our independent directors at a price of $10.99 per share, for a total value of $98,910.  These shares vest on April 6, 2011 and were approved prior to the initial public offering.

G. Safe Harbor

See "Cautionary Statement Regarding Forward-Looking Statements" at the beginning of this annual report.

CRITICAL ACCOUNTING ESTIMATES

In the application of our accounting policies, which are prepared in conformity with IFRS as issued by the IASB, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities, and revenues and expenses that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgments and estimates are as follows:

Revenue recognition

We currently generate all of revenue from time charters and pools. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters.  Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter.  Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.

Vessel impairment

The Company evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss.  If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires the Company to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.  In assessing the fair value less cost to sell of the vessel, the Company obtains vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired.

If an indication of impairment is identified, the need for recognising an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

Vessel lives and residual value

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives, being 20 years from the date of initial delivery from the shipyard.  The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the scrap market rate ruling at the year end.  See Note 5 for discussion of changes in the residual values during the period.

An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted to end at the date such regulations become effective. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

Deferred drydock cost

The Company recognizes drydock costs as a separate component of the vessels' carrying amounts and amortizes the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted.  We expect that our vessels will be required to be drydocked approximately every 30 to 48 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs.

Standards and interpretations in issue not yet adopted

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 1 (amended)/IAS 27 (amended)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

IFRS 2 (amended)	Share-based payments

IFRS 3 (revised 2008)	Business Combinations

IFRS 9	Financial Instruments

IAS 27 (revised 2008)	Consolidated and Separate Financial Statements

IAS 28 (revised 2008)	Investments in Associates

IFRIC 12	Service Concession Arrangements

IFRIC 17	Distributions of Non-cash Assets to Owners

IFRIC 18	Transfers of Assets from Customers

IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments

Improvements to IFRSs (April 2009)

The directors do not expect that the adoption of these Standards and Interpretations in future periods will have a material impact on the financial statements of the Company except for the treatment of acquisition of subsidiaries and associates when IFRS 3 (revised 2008), IAS 27 (revised 2008) and IAS 28 (revised 2008) come into effect for business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after July 1, 2009.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director is as follows: The two Class I directors will serve for a term expiring at the 2011 annual meeting of shareholders, the two Class II directors will serve for a term expiring at the 2012 annual meeting of shareholders, and the one Class III director will serve for a term expiring at the 2013 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Emanuele A. Lauro	31	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	50	President and Class II Director
Brian Lee	43	Chief Financial Officer
Cameron Mackey	41	Chief Operating Officer
Luca Forgione	34	General Counsel
Sergio Gianfranchi	65	Vice President, Vessel Operations
Alexandre Albertini	33	Class III Director
Ademaro Lanzara	67	Class I Director
Donald C. Trauscht	76	Class II Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Emanuele A. Lauro, Chairman & Chief Executive Officer

Emanuele A. Lauro, our founder, Chairman and Chief Executive Officer, joined Scorpio Group in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro's leadership, Scorpio Group has grown from an owner of three vessels in 2003 to an owner of five vessels, an operator or manager of approximately 60 vessels in 2008. Over the course of the last six years, Mr. Lauro has founded and developed the Scorpio Aframax Tanker Pool, Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool which as of June 20, 2010 employ 14, 22 and 38 vessels, respectively, from Scorpio Group and third party participants. He also founded Scorpio Logistics in May 2007, a company within the Scorpio Group which owns and operates specialized assets engaged in coal transhipment in Indonesia and which engages in strategic investments in coastal shipping and port development in India. Furthermore, Mr. Lauro formed a joint venture with Koenig & cie., Scorship Navigation, in August 2005 which engages in the identification, placement, and management of certain international shipping investments on behalf of German investors. In addition, Mr. Lauro developed a joint venture company, Crewtech Philippines, in May 2007 which screens, trains, and manages vessel staff for various third party owners of drybulk and tanker vessels. Mr. Lauro has a degree in international business from the European Business School, London, and he has served as the Vice President of the Chamber of Shipping of Monaco since 2006.

Robert Bugbee, President and Director

Robert Bugbee, our President, has more than 25 years of experience in the shipping industry. He joined Scorpio Group in February 2009 and has continued to serve there in senior management. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee most recently served as President from January 2002 until the sale of the company, and he previously served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President of OMI from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1993. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical from 1987 for the M.I.B. Programme at the Norwegian School for Economics and Business administration in Bergen. He has a Fellowship from the International Shipbrokers Association and a B.A. (Honors) in from London University.

Brian Lee, Chief Financial Officer

Brian Lee, our Chief Financial Officer, joined Scorpio Group in April 2009. In June 2009, he became the Scorpio Group's Controller. He has been employed in the shipping industry since 1998. Prior to joining Scorpio Group, he was the Controller of OMI Corporation from 2001 until the sale of the company in 2007. Mr. Lee has a M.B.A. from the University of Connecticut and has B.S. in Business Administration from the University at Buffalo, State University of New York.

Cameron Mackey, Chief Operating Officer

Cameron Mackey, our Chief Operating Officer, joined Scorpio Group in March 2009, where he has served as Chief Operating Officer. Prior to joining Scorpio Group, he was an equity and commodity analyst at Ospraie Management LLC from 2007-2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004-2007 and in Business Development at OMI Corporation from 2002-2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.

Luca Forgione, General Counsel

Luca Forgione, our General Counsel, joined Scorpio Group in August 2009 as General Counsel. He is licensed as a lawyer in his native Italy and as a Solicitor of the Supreme Court of England & Wales. Mr. Forgione has six years of shipping industry experience and has worked in the fields of shipping, offshore logistics, commodity trading and energy since the beginning of his in-house career, most recently with Constellation Energy Commodities Group Ltd. in London, which is part of Constellation Energy Group Inc. listed on the NYSE under "CEG," from 2007 to 2009., and previously with Coeclerici S.p.a. in Milan from 2004 to 2007. He has experience with all aspects of the supply chain of drybulk and energy commodities (upstream and downstream), and has developed considerable understanding of the regulatory and compliance regimes surrounding the trading of physical and financial commodities as well as the owning, managing and chartering of vessels. Mr. Forgione was a Tutor in International Trade Law and Admiralty Law at University College London (U.K.) and more recently a Visiting Lecturer in International Trade Law at King's College (U.K.). He has a Masters Degree in Maritime Law from the University of Southampton (U.K.) and a Law Degree from the University of Genoa (Italy).

Messers. Lauro, Bugbee, Lee, Mackey, and Forgione collectively have over 65 years of combined shipping experience and have developed strong tanker industry relationships with leading charterers, lenders, shipbuilders, insurers and other key industry participants.

Sergio Gianfranchi, Vice President, Vessel Operations

Sergio Gianfranchi, our Vice President of Vessel Operations, served as Operations Manager of our technical manager, SSM, at its headquarters in Monaco from 2002 to 2004. He has been instrumental in launching and operating the Scorpio Group's Panamax, Handymax and Aframax pools during the last five years, and was employed as the Fleet Manager of SCM, the Scorpio Group affiliate that manages the commercial operations of approximately 50 vessels grouped in the three Scorpio Group pools, from 2007 to 2009. Mr. Gianfranchi is currently employed as the Pool Fleet Manager of SCM. From 1999 to 2001, Mr. Gianfranchi served as the on-site owner's representative of the Scorpio Group affiliates named Doria Shipping, Tristan Shipping, Milan Shipping and Roma Shipping, to survey the construction of their Panamax and Post-Panamax newbuilding tankers being built at the 3Maj Shipyard in Rijeka, Croatia. When Mr. Gianfranchi joined SSM in 1989, he began as vessel master of its OBOs (multipurpose vessels that carry ore, heavy drybulk and oil). Upon obtaining his Master Mariner License in 1972, he served until 1989 as a vessel master with prominent Italian shipping companies, including NAI, which is the largest private Italian shipping company and owned by the Lolli-Ghetti family, and Almare, initially a subsidiary of NAI but later controlled by Finmare, the Italian state shipping financial holding company. In this position he served mostly on OBOs, tankers and drybulk carriers. He graduated from La Spezia Nautical Institute in Italy in 1963.

Alexandre Albertini, Director

Alexandre Albertini agreed to serve as a director effective as of the closing of our initial public offering. Mr. Albertini has more than 10 years of experience in the shipping industry. He has been employed by Marfin Management SAM, a drybulk ship management company, since 1997 and has served as Managing Director there since 2009, working in fields related to crew and human resources, insurance, legal, financial, technical, commercial, and information technology. He is a director of eight drybulk shipowning companies and serves as President of Ant. Topic srl, a vessel and crewing agent based in Italy. The aggregate valuation of the drybulk shipping companies for which Mr. Albertini serves as a Secretary or director is approximately $300 million. In 2008, Mr. Albertini was elected as a member of the Executive Committee of InterManager. He is a founding member of the Chamber of Shipping of Monaco and has served as its Secretary General since 2006. Mr. Albertini also holds various board positions in several other local business and associations.

Ademaro Lanzara, Director

Ademaro Lanzara agreed to serve as a director effective as of the closing of our initial public offering. Mr. Lanzara has served as the Chairman of BPV Finance (International) Plc Dublin, a subsidiary of Banca Popolare di Vicenza, Italy, since 2008. He is also a director of Istituto dell'Enciclopedia Italiana fondata da Giovanni Treccani Spa, Rome. From 1963 to 2006, Mr. Lanzara held a number of positions with BNL spa Rome, a leading Italian banking group, including acting as the Chairman of the Credit Committee, Chairman of the Finance Committee and Deputy CEO. He also served as Chairman and/or director of a number of BNL controlled banks or financial companies in Europe, the United States and South America. He formerly served as a director of each of the Institute of International Finance Inc. in Washington DC, Compagnie Financiere Edmond de Rothschild Banque, in Paris, France, ABI—Italian Banking Association in Rome, Italy, FITD—Interbank deposit Protection Fund, in Rome, Italy, ICC International Chamber of Commerce Italian section, Rome, Italy Co-Chairman Round Table of Bankers and Small and Medium Enterprises, European Commission, in Brussels, Belgium. Mr. Lanzara has a economics degree (graduated magna cum laude) from the University of Naples, a law degree from the University of Naples and a PMD from Harvard Business School.

Donald C. Trauscht, Director

Donald C. Trauscht agreed to serve as a director effective as of the closing of our initial public offering. He has served as the Chairman of BW Capital Corporation, a private investment company, since 1996. From 1967 to 1995, Mr. Trauscht held a number of positions at Borg-Warner Corporation, including Chairman and Chief Executive Officer. While at Borg Warner, Mr. Trauscht supervised an annual capital budget of $250 million and was responsible for risk assessment decisions involving the company's investments. He has participated in acquisitions, divestments, financings, public offerings and other transactions whose combined value is over $30 billion. Mr. Trauscht is a director of Esco Technologies Inc., Hydac International Corporation, Bourns Inc., and EyesForLearning LLC. He formerly served as a director of Baker Hughes Inc., Cordant Technologies Inc., Blue Bird Corporation, Imo Industries Inc., Mannesmann Capital Corporation, Wynn International Inc., Recon Optical Inc., Global Motorsport Group Inc., OMI Corporation, IES Corporation, and NSK-Warner Ltd. He has served as the Chairman, Lead Director, and Audit Committee, Compensation Committee, and Governance Committee Chairman at numerous public and private companies.

B.	Compensation

We did not pay any compensation to members of our senior executive officers in 2009. We expect to pay aggregate compensation to our senior executive officers in 2010 for the period April 6, 2010 to December 31, 2010 of approximately $2.1 million. Each of our non-employee directors will receive annual cash compensation in the aggregate amount of $45,000 annually, plus an additional fee of $5,000 for each committee on which a director serves plus an additional fee of $15,000 for each committee for which a director serves as Chairman, per year, plus an additional fee of $20,000 to the lead independent director, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under "—2010 Equity Incentive Plan."

 We believe that it is important to align the interests of our directors and management with that of our shareholders. In this regard, we have determined that it will generally be beneficial to us and to our shareholders for our directors and management to have a stake in our long-term performance. We expect to have a meaningful component of our compensation package for our directors and management consist of equity interests in the Company in order to provide them on an on-going basis with a meaningful percentage of ownership in the Company.

We do not have a retirement plan for our officers or directors.

2010 Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We have reserved a total of 1,148,916 common shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan and it is not expected that any additional common shares will be reserved for issuance under our equity incentive plan prior to the third anniversary of the closing of our initial public offering. The plan is administered by our compensation committee. We issued a total of 559,458 restricted shares under the plan to our executive officers in the second quarter of 2010 which will vest in three equal installments on the third, fourth and fifth anniversaries, respectively, of the grant date. In the second quarter of 2010, we also issued 9,000 restricted shares to our independent directors.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator. Following the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of vested restricted stock units multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our board of directors may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the plan will expire ten years from the date the plan is adopted.

Employment Agreements

We have agreed to enter into employment agreements with each of our executives. We expect that these employment agreements will be in effect for a period of up to two years, and will automatically renew for the same successive employment periods unless terminated in accordance with the terms of such agreements. Pursuant to the terms of their respective employment agreements, our executives will be prohibited from disclosing or unlawfully using any of our material confidential information.

Upon a change in control of the Company, the annual bonus provided under the employment agreement becomes a fixed bonus of up to 150% of the executive's base salary. If an executive's employment is terminated within two years of a change in control due to either disability or a reason other than "for cause," he will be entitled to receive upon termination an assurance bonus equal to such fixed bonus and an immediate lump-sum payment in an amount equal to three times the sum of the Executive's then current Base Salary and the assurance bonus, and he will continue to receive all salary, compensation payment and benefits, including additional bonus payments, otherwise due to him, to the extent permitted by applicable law, for the remaining balance of his then-existing employment period. If an executive's employment is terminated for cause or voluntarily by the employee, he shall not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination, unless he voluntarily terminated his employment in connection with certain conditions. Those conditions include a change in control combined with a significant geographic relocation of his office, a material diminution of his duties and responsibilities, and other conditions identified in the employment agreement, substantially in the form of an exhibit attached to this registration statement.

C.	Board Practices

Our board of directors currently consists of five directors, three of whom have been determined by our board of directors to be independent under the rules of the New York Stock Exchange and the rules and regulations of the SEC.  We have an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, each of which is comprised of our three independent directors, who are Messrs. Alexandre Albertini, Ademaro Lanzara and Donald Trauscht. The Audit Committee, among other things, reviews our external financial reporting, engage our external auditors and oversee our internal audit activities, procedures and the adequacy of our internal accounting controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee will be responsible for reviewing transactions that we may enter into in the future with other members of the Scorpio Group that our board believes may present potential conflicts of interest between us and the Scorpio Group. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. Our Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws. There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

D.	Employees

As of December 31, 2009, we did not have employees.  We currently have six employees. The commercial and operational responsibility of the Company was administered by SSM and SCM.

E.	Share Ownership

The following table sets forth information regarding the share ownership of the our common stock as of June 23, 2010 by our directors and officers, including the 559,458 restricted shares issued to our executive officers and the 9,000 restricted shares issued to our independent directors in the second quarter of 2010 pursuant to our equity incentive plan.

Name	No. of Shares (1)	% Owned
Emanuele A. Lauro	225,868	1.2%
Robert Bugbee	265,618	1.4%
Cameron Mackey	117,108	0.6%
All other officers and directors individually	*	*

(1)	Includes shares of restricted stock from the 2010 Equity Incentive Plan.
*    The remaining officers and directors individually each own less than 1% of our outstanding shares of common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding beneficial ownership as of June 23, 2010 of the Company's common stock for owners of more than five percent of our common stocks of which we are aware.

Name	No. of Shares	% Owned
Scorpio Owning Holding Ltd. (1)(2)	5,589,147	30.1%
Steelhead Partners LLC (3)	1,000,000	5.4%
Steelhead Navigator Master L.P.	970,000	5.2%

(1)
Scorpio Owning Holding Ltd. is 100% owned by Liberty Holding Company Ltd, which is 100% owned by Simon Financial Limited. Simon Financial Limited is beneficially owned by members of the Lolli-Ghetti family.

(2)	Emanuele A. Lauro and Robert Bugbee own 2% and 1.75%, respectively, of Liberty Holding Company Ltd.
(3)
James Michael Johnson and Brian Katz Klein, as member-managers of Steelhead Partners LLC, have shared voting power to direct the 1,000,000 shares held by Steelhead Partners LLC, and may consequently be deemed to be beneficial owners of such shares. As Steelhead Partners LLC is the investment manager of Steelhead Navigator Master L.P., James Michael Johnson and Brian Katz Klein may be deemed to beneficially own the 970,000 shares held by Steelhead Navigator Master L.P.  However, Steelhead Partners LLC, James Michael Johnson and Brian Katz Klein disclaim such beneficial ownership except to the extent of his or its pecuniary interests. All information regarding Steelhead Partners LLC, Steelhead Navigator Master L.P., James Michael Johnson and Brian Katz Klein is derived from the Schedule 13G filed with the SEC on May 11, 2010.

B.	Related Party Transactions

Commercial and Technical Management Agreements

As our commercial and technical managers, SCM and SSM provide us with commercial and technical services pursuant to their respective commercial and technical management agreements with us. We expect to enter into similar agreements with respect to each vessel we acquire going forward. Commercial management services include securing employment, on both spot market and time charters, for our vessels. Where we plan to employ a vessel on the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class. Technical management services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We pay our managers fees for these services and reimburse our managers for the reasonable direct or indirect expenses they incur in providing us with these services.

We pay our commercial manager and technical manager management fees.  For the years ended December 31, 2009, 2008 and 2007, certain of the expenses incurred for commercial, technical and administrative management services were under management agreements with other Scorpio Group entities, which are related parties. Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed below and in the notes to the historical consolidated financial statements included elsewhere in this filing.

Since December 1, 2009, we pay SCM, our commercial manager, a fee of $250 per vessel per day plus a 1.25% commission per charter fixture to provide commercial management services for Noemi and Senatore.  Venice is part of the Scorpio Panamax Tanker Pool, whose pool participants collectively pay SCM's agent fee of $250 per vessel per day plus 1.25% commission per charter fixture. We pay our technical manager $548 per vessel per day to provide technical management services for each of our vessels. We have entered into separate commercial and technical management agreements for each of our vessels, and both our commercial management agreements with SCM and our technical management agreements with SSM are for a period of three years, and may be terminated upon two year's notice.

Administrative Services Agreement

Liberty Holding Company Ltd., which we refer to as our Administrator, provides us with administrative services pursuant to an administrative services agreement. The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space. Our Administrator will also arrange vessel sales and purchases for us. Further, pursuant to our administrative services agreement, Liberty, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt. We expect that our Administrator will sub-contract many of its responsibilities to other entities within the Scorpio Group.

We will reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We will also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Scorpio Panamax Tanker Pool

To increase vessel utilization and thereby revenues, we participate in a commercial pool with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel's size class. Our vessel Venice participates in SCM's Scorpio Panamax Tanker Pool. All tankers in the Scorpio Panamax Tanker Pool are double-hull and trade both clean and dirty petroleum products. The earnings allocated to vessels (charterhire expense for the pool) are aggregated and divided on the basis of a weighted scale, or Pool Points, which reflect comparative voyage results on hypothetical benchmark routes. The Pool Point system generally favors those vessels with greater cargo-carrying capacity and those with better fuel consumption. Pool Points are also awarded to vessels capable of carrying clean products and to vessels capable of trading in certain ice conditions. Venice is significantly larger than the other tankers in the Scorpio Panamax Tanker Pool yet has a similar fuel consumption; her earnings on benchmark voyages are therefore approximately greater than the average for the pool. Also, Venice holds the class notation "Ice 1C" which means it can travel through waters with thicker ice than most of the other vessels in the pool. The above average earnings for Venice may not be reflective of future earnings in the pool. The vessel can be withdrawn from the pool upon 90 days notice or after the vessel is free from any commitment, whichever is later.

SCM is responsible for the commercial management of the participating vessels, including the marketing, chartering, operating and bunker (fuel oil) purchases of the vessels. The pool is administered by Scorpio Panamax Tanker Pool Ltd., or SPTP, a Cayman Islands corporation. Our founder, Chairman and Chief Executive Officer is a member of the Lolli-Ghetti family which owns 100% of all issued and outstanding stock of SPTP. Taking into account the recommendations of a pool committee and a technical committee, each of which is comprised of representatives of each pool participant, SPTP sets the pool's policies and issues directives to the pool participants and SCM. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

Our Relationship with Scorpio Group and its Affiliates

Our board of directors consists of five individuals, three of whom are independent directors. The three independent directors form the board's Audit Committee and, pursuant to the Audit Committee charter, are required to review all potential conflicts of interest between us and Scorpio Group. The two non-independent directors, Emanuele Lauro and Robert Bugbee, serve in senior management positions within the Scorpio Group and have an ownership stake in Liberty, which is our Administrator, and which is also an affiliate of the Scorpio Group.

The Scorpio Group is owned and controlled by members of the Lolli-Ghetti family, of which Mr. Lauro is a member. Mr. Lauro is considered to be the acting Chief Executive Officer of Scorpio Group, and Mr. Bugbee is considered to be the acting President of Scorpio Group. Mr. Lauro is employed by Scorpio Ship Management and Mr. Bugbee is employed by Scorpio USA, and both entities are affiliates within the Scorpio Group.  The ownership interest for Mr. Lauro and Mr. Bugbee in Liberty, an affiliate of the Scorpio Group, is a restricted stock ownership interest of 2% and 1.75%, respectively, but they will have no other ownership interests in the Scorpio Group. This restricted stock ownership interest cannot be sold or otherwise disposed, can be forfeited under certain conditions such as termination of employment prior to vesting, and has no voting rights. We are not affiliated with any other entities in the shipping industry other than those that are members of the Scorpio Group.

SCM and SSM, which as noted previously are affiliates of Scorpio Group, provide commercial and technical management services to us pursuant to our commercial and technical management agreements. Under the commercial management agreement, we pay SCM a fee of $250 per vessel per day plus a 1.25% commission per charter fixture. For vessels operating in a Scorpio Group pool, we pay SCM's agent fee of $250 per vessel per day plus 1.25% commission per charter fixture. We pay SSM $548 per vessel per day to provide technical management services for each of our vessels. We have entered into separate commercial and technical management agreements in December 2009 for each of our vessels and expect to enter into similar agreements with respect to each vessel that we acquire going forward. The commercial and technical management agreements with SCM and SSM are each for a period of three years, and may be terminated upon two year's notice.

We will reimburse Liberty, which as noted previously is our Administrator and also an affiliate of the Scorpio Group, for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We will also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Pursuant to our administrative services agreement, Liberty, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt. We have no other agreements with SCM, SSM, our Administrator, or any other party providing for a resolution of potential conflicts in our favor.

Related Party Payable and Shareholder Payable

Prior to November 18, 2009, we had a shareholder payable of $18.9 million and a related party payable to a subsidiary of Liberty of $27.4 million.  On November 30, 2009, these payables were converted to equity as a capital contribution with no shares being exchanged in this transaction.

King Dustin

King Dustin Tankschiffahrts GmbH&Co.KG, or King Dustin, is a special purpose entity that is owned equally by affiliates of Koenig & cie and Scorpio Group. King Dustin time charters-in Noemi from us at $24,500 per day pursuant to a time charter that expires in January 2012. The time charter began in January 2007. King Dustin time charters-out Noemi to ST Shipping, a wholly owned subsidiary of Glencore S.A. of Zug, Switzerland.

Transactions with subsidiaries of Liberty (herein referred to as Liberty subsidiaries) and transactions with entities outside of Liberty but controlled by members of the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated income statements are as follows:

	For the year ended December 31,
	2009	2008	2007

Vessel revenue from pools(A)	$10,425,129	$20,980,233	$19,759,614
Vessel revenue from time charters (B)	8,288,767	8,879,913	8,273,324
Vessel operating costs (C)	(600,000)	(765,422)	(739,994)
General and administrative expenses (D)	(344,162)	(619,421)	(536,910)

(A)	The revenue earned was from the Scorpio Panamax Tanker Pool (SPTP). SPTP is owned by Scorpio Panamax Tanker Pool Limited, which is a subsidiary of Liberty.

(B)
The revenue earned was for Noemi's time charter with King Dustin, which is 50% jointly controlled by a Liberty subsidiary. The time charter with King Dustin began in January 2007 and expires in January 2012.

(C)
The expenses represent technical management fees charged by SSM, a related party affiliate, and included in the vessel operating costs in the consolidated income statement.  The Company's fees under technical management arrangements with SSM were not at market rates for the years ended December 31, 2008 and 2007.  The Company estimates that its technical management fees for the years ended December 31, 2008 and 2007 would have been $601,704 and $600,060, respectively, and would have increased net income for the periods by $163,718 and $139,934, respectively, had the Company operated as an unaffiliated entity. The Company's estimate is based upon the rates charged to third party participants by SSM in 2007 and 2008.

The Company believes its technical management fees for the year ended December 31, 2009 were at market rates. Additionally, in December 2009, the Company signed a technical management agreement for each ship with SSM.  Each ship will pay $548 per day for technical management.  This fee is the same charged to third parties by SSM, and therefore the Company believes it represents a market rate for such services.

(D)
These transactions represent commercial management fees charged by SCM, which prior to October 1, 2009 was a Simon subsidiary and from October 1, 2009 is a related party affiliate, and administrative fees charged by SSM and are both included in general and administrative expenses in the consolidated income statement:

•
The Company incurred commercial management fees of $70,418, $37,996 and $56,287 for the years ended December 31, 2009, 2008 and 2007, respectively.  The Company's commercial management fees for vessels not in the Pool were not at market rates in 2009, 2008 and 2007.  The Company estimates that its commercial management fees for the years ended December 31, 2009, 2008 and 2007 would have been $397,546, $411,675 and $240,219, respectively, and would have decreased net income for the periods by $327,128, $373,679 and $183,932, respectively, had the Company operated as an unaffiliated entity.  The Company's estimate is based upon the rates charged to third party participants in the Pool for 2009, 2008 and 2007.

•
In December 2009, the Company signed the commercial management agreement with SCM.  Each of the vessels will pay $250 per day and 1.25% of their revenue when the vessels are not in the Pool.  When the Company's vessels are in the Pool, SCM, the pool manager, charges all vessels in the Pool (including third party participants) $250 per day and 1.25% of their revenue.  The Company therefore believes that the commercial management agreement represents a market rate for such services.

•
The Company incurred administrative management fees of $273,744, $581,425 and $1,042,203 for the years ended December 31, 2009, 2008 and 2007, respectively.  The administrative fee included services for accounting, administrative, information technology and management of the Company.  The Company's fees under administrative management arrangements may not have been at market rates.  The Company cannot estimate what the cost would have been if we operated as an unaffiliated party, but believes the costs for the years ended December 31, 2009, 2008 and 2007 were reasonable and appropriate for the services provided.

Prior to December 2009, SSM provided administrative services directly to the Company.  In December 2009, the Company signed an Administrative Management Agreement for each vessel with Liberty.  The Company will pay Liberty the administrator a fixed monthly fee calculated at cost with no profit for providing the Company with administrative services, and will reimburse it for the reasonable direct or indirect expenses it incurs in providing the Company with such services.  The Company will also pay the administrator a fee for arranging vessel purchases and sales, on behalf of the Company, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale.  SSM continues to provide administrative services to the Company under this agreement, but now does so on behalf of Liberty.

The Company had the following assets and liabilities with related parties which have been included in the consolidated balance sheets:

	As of December 31,
	2009	2008
Assets:
Accounts receivable	$1,133,030	$3,581,581
Shareholder receivable	1,928,253	-

Liabilities:
Accounts payable	-	129,844
Related party payable (E)	-	27,406,408
Shareholder payable (F)	-	22,028,323

(E)
During December 2009, the Company advanced $1,928,253 to the shareholder, which was a receivable on the Balance sheet as of December 31, 2009. The receivable was due upon demand and was non-interest bearing and unsecured. The amount was repaid to the Company in the first quarter of 2010.

(F)
The related party payable at December 31, 2008 and 2007 was $27,406,408 and was owed to a subsidiary of Simon. The payable was repayable upon demand and was non-interest bearing and unsecured. The outstanding balance as of November 18, 2009 of $27,406,408 was converted to equity as a capital contribution.

(G)
The shareholder payable was owed to Simon. Historically, the Company and Simon transferred cash depending on the need of each entity and the excess cash available. The payable was non-interest bearing and unsecured. On November 18, 2009, the outstanding balance of $18,865,931 was converted to equity as a capital contribution; therefore, the Company had no outstanding liability to Simon as of December 31, 2009.

Key management remuneration

Executive management of the Company was provided by a related party affiliate and included in the management fees described in (D) above. The Company did not have any employees throughout the periods presented.  If  the Company was not part of Simon, and had the same ownership structure and a contract for administrative services, the Company estimates its general and administrative costs would have been comparable with the general and administrative costs presented on the consolidated income statement for the years ended December 31, 2009, 2008 and 2007.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

To the best of our knowledge, we are not currently involved in any legal or arbitration proceedings that would have a significant effect on our financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

Since our initial public offering closed on April 6, 2010, we have not paid a dividend.  We will continue to assess our dividend policy and our board of directors may determine it is in the best interest of the Company to pay dividends in the future. Upon the completion of our acquisition of additional vessels funded in whole or in part with a portion of the net proceeds of our initial public offering, and depending on prevailing charter market conditions, our operating results and capital requirements and other relevant factors, our board of directors will re-evaluate our dividend policy.

B.	Significant Changes

See ITEM 18 – Financial Statements: Note 18 – Subsequent Events.

ITEM 9. THE OFFER AND LISTING

Share History and Markets

Since our initial public offering, our shares have traded on the New York Stock Exchange (NYSE) under the symbol STNG.  The monthly high and low market prices for our common stock since March 31, 2010 were as follows:

For the month of:	High	Low
March 2010	$12.90	$12.10
April 2010	$13.01	$12.13
May 2010	$12.31	$10.05
June 1 to 25, 2010	$12.14	$10.20

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and articles of association

Our amended and restated articles of incorporation have been filed as exhibit 3.1 to our Amendment No. 2 to our Registration Statement on Form F-1 (Registration No. 333-164940), filed with the SEC on March 18, 2010. Our amended and restated bylaws are filed as exhibit 1.2 to this Annual Report on Form 20-F. The information contained in these exhibits is incorporated by reference herein.

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in the section entitled  "Description of Capital Stock" in our Prospectus Supplement on Form 424B4, filed with the SEC on April 1, 2010, which supplements our Registration Statement on Form F-1 (Registration No. 333-164940) with an effective date of March 30, 2010, provided that since the date of that Prospectus Supplement, our total issued and outstanding common shares has increased to 18,539,147 as of the date of this Annual Report.

C.	Material Contracts

For a description of our credit facility, see ITEM 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.

We have no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company is a party.

D.	Exchange Controls

Under the laws of the countries and states of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.	Taxation

The following is a discussion of the material Marshall Islands and United States federal income tax considerations applicable to the Company and to holders of the Company's common stock. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

The following are the material Marshall Islands tax consequences of our activities to us and holders of our common shares. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences to us of our activities and to United States Holders and Non-United States Holders, each as defined below, of the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold common shares as capital assets. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your particular situation under United States federal, state, or local or foreign law of the ownership of common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described herein and assumes that we conduct our business as described herein. References in the following discussion to the "Company," "we," "our" and "us" are to Scorpio Tankers Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Operating Income: In General

We currently earn substantially all our income from the hiring or leasing of vessels for use on a time charter basis, from participation in a pool or from the performance of services directly related to those uses, all of which we refer to as "shipping income."

Unless exempt from United States federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, a foreign corporation such as the Company will be subject to United States federal income taxation on its "shipping income" that is treated as derived from sources within the United States, to which we refer as "United States source shipping income." For tax purposes, "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources entirely outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Shipping income attributable to transportation exclusively between United States ports is considered to be 100% derived from United States sources. However, we are not permitted by United States law to engage in the transportation of cargoes that produces 100% United States source shipping income.

Unless exempt from tax under Section 883, our gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 and the regulations thereunder, a foreign corporation will be exempt from United States federal income taxation on its United States source shipping income if:

(1)           it is organized in a qualified foreign country, which is one that grants an "equivalent exemption" from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

(2)           one of the following tests is met:

(A)           more than 50% of the value of its shares is beneficially owned, directly or indirectly, by qualified shareholders, which as defined includes individuals who are "residents" of a qualified foreign country, which we refer to as the "50% Ownership Test"; or

(B)           its shares are "primarily and regularly traded on an established securities market" in a qualified foreign country or in the United States, to which we refer as the "Publicly-Traded Test".

The Republic of The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, has been officially recognized by the IRS as a qualified foreign country that grants the requisite "equivalent exemption" from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from United States federal income taxation with respect to our United States source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We believe that for all taxable years after the initial public offering of our shares it is highly likely that we will satisfy the Publicly-Traded Test, but, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test for taxable years after the initial public offering of our shares.

Publicly-Traded Test

The regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Company's common shares, which constitute its sole class of issued and outstanding shares are currently "primarily traded" on the New York Stock Exchange.

Under the regulations, our common shares will be considered to be "regularly traded" on an established securities market if one or more classes of our shares representing more than 50% of our outstanding shares, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the "listing threshold." Since all our common shares are currently listed on the New York Stock Exchange, we expect to satisfy the listing threshold.

It is further required that with respect to each class of shares relied upon to meet the listing threshold, (i) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; and (ii) the aggregate number of shares of such class of shares traded on such market during the taxable year is at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year. The Company anticipates that it will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is  the case with our common shares, such class of shares is traded on an established market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the "5 Percent Override Rule."

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or "5% Shareholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common shares. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common stock for more than half the number of days during the taxable year.

We believe that we will satisfy the Publicly-Traded Test for our taxable year ending December 31, 2010, and will not be subject to the 5 Percent Override Rule. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, there is a risk that we could no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in the common shares were to own 50% or more of our outstanding common shares on more than half the days of the taxable year.

Under the regulations, if we do not satisfy the Publicly-Traded Test and therefore are subject to the 5 Percent Override Rule, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders in order to qualify for the Code Section 883 exemption. These requirements are onerous and there is no assurance that we would be able to satisfy them.

Taxation In Absence of Section 883 Exemption

If the benefits of Section 883 are unavailable, our United States source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, to the extent that such income is not considered to be "effectively connected" with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent our United States source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at rates of up to 35%. In addition, we would generally be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

Our United States source shipping income would be considered "effectively connected" with the conduct of a United States trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

•
substantially all of our United States source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our United States source shipping income will be "effectively connected" with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

If we qualify for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of its vessels, then gain from the sale of any such vessel is highly likely to likewise be exempt from tax under Section 883, although there is no legal authority directly on point. If, however, our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883, then any gain on the sale of a vessel will be subject to United States federal income tax if such sale occurs in the United States. To the extent possible, we intend to structure the sales of our vessels so that the gain therefrom is not subject to United States federal income tax. However, there is no assurance we will be able to do so.

United States Federal Income Taxation of United States Holders

As used herein, the term "United States Holder" means a beneficial owner of common shares that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds the common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a United States Holder who is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such United States Non-Corporate Holder at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange, on which our common stock is traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we have not been, are not and do not anticipate being in the future); (3) the United States Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Non-Corporate Holder, although, as described above, they are highly likely to be so eligible. Legislation has been previously introduced in the United States Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment.  Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates.  Any dividends out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis in a common share—paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are currently eligible for reduced rates of taxation. A United States Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds shares in a foreign corporation classified as a "passive foreign investment company", a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder holds our common shares, either

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

It is highly unlikely that our income from time charters is treated as passive income for purposes of determining whether we are a PFIC, although there is no legal authority directly on point. This position is based principally on the view that the gross income we derive from our time chartering activities should constitute services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position. Therefore, based on our current operations and future projections, we should not be treated as a passive foreign investment company with respect to any taxable year after our initial public offering. Accordingly, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.  In addition, if we were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such holder's common stock.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an "Electing Holder," the Electing Holder must report for United States federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year of ours for which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as "qualified dividend income." Net capital gain inclusions of United States Non-Corporate Holders would be eligible for preferential capital gains tax rates. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a timely QEF election for our shares by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when we were a PFIC. If we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above.

Taxation of United States Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our shares are treated as "marketable stock," a United States Holder would be allowed to make a "mark-to-market" election with respect to our common shares, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common shares;

•
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be "qualified dividend income"; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

United States Federal Income Taxation of "Non-United States Holders"

A beneficial owner of common shares (other than a partnership) that is not a United States Holder is referred to herein as a "Non-United States Holder."

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.

Dividends on Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to its common shares, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•
the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, dividends on the common shares and gain from the sale, exchange or other disposition of the shares, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding tax if you are a non-corporate United States Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell your common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We file reports and other information with the SEC.  These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E. Washington, D.C. 20549, or from the SEC's website http://www.sec.gov.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and is not for speculative or trading purposes. Currently, we are not using hedge accounting for our interest rate swaps.

Since we did not use hedge accounting for our interest rate swap that commenced in May 2005 and was terminated in April 2010, the changes in the fair value of the interest rate swap were either offset against the fair value of assets or liabilities through income. As of December 31, 2009, our outstanding floating rate debt was $39.8 million and the notional balance of the interest rate swap was $19.9 million. As of December 31, 2008 the floating rate debt was $43.4 million, and the notional balance of the interest rate swap was $21.7 million. Based on the floating rate debt at December 31, 2009, a one-percentage point increase in the floating interest rate would increase interest expense by $0.4 million per year.

The fair market value of our interest rate swaps was a liability of $1.7 million as of December 31, 2009, and $2.6 million as of December 31, 2008.

The following table presents the due dates for the principal payments of our floating rate debt and the notional balance reductions of our interest rate swaps:

	As of December 31, 2009 in millions of $
	2010	2011 to 2012	2013 to 2014	Thereafter
Principal payments- floating rate debt(1)	$3.6	$7.2	$7.2	$21.8
Notional balance(1,2)	1.8	3.6	3.6	10.9

(1)	On April 9, 2010, we repaid the outstanding balance of the $38.9 million and the market value of the interest rate swap of $1.8 million with the proceeds of the initial public offering.
(2)	We do not use hedge accounting for our interest rate swaps.

Spot Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that participate in pools that are concentrated in the spot market such as the Scorpio Panamax Tanker Pool. To reduce this risk, we have vessels that are on time charter contracts.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. Dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

A.  Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of December 31, 2009, have concluded that, as of such date,  the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms . The Company further believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

B. Management's Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C. Changes in Internal Control Over Financial Reporting

There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Ademaro Lanzara, who serves on the Audit Committee, qualifies as an "audit committee financial expert" and that he is "independent" according to Securities and Exchange Commission rules.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics applicable to officers, directors and employees.  Our code of ethics complies with applicable guidelines issued by the SEC and is filed as an exhibit to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.	Audit Fees

Our principal accountant for fiscal years ended December 31, 2009 and 2008 was Deloitte LLP (London, United Kingdom), and the audit related fees for those periods were $155,338 and $89,640, respectively.

B.	Audit-Related Fees

None.

C.	Tax Fees

None.

D.	All Other Fees

During 2009, our principal accountant provided services related to the initial public offering, which was completed on April 6, 2010, of $355,545.

E.	Audit Committee's Pre-Approval Policies and Procedures

The audit committee's pre-approval of policies and procedures was not applicable for the year ended December 31, 2009 because our audit committee was not established until after our initial public offering, which closed on April 6, 2010.

F.	Audit Work Performed by Other Than Principal Accountant if Greater Than 50%

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There have been no purchases of the Company's common shares by the Company or affiliated purchasers during the period covered by this report.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception for foreign private issuers, we, as a Marshall Islands company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. In this respect, we have voluntarily adopted NYSE required practices, such as (a) having a majority of independent directors, (b) establishing audit, compensation and nominating committees and (c) adopting a Code of Ethics.

There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our bylaws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this Item is set forth on pages F-1 to F-28 and is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated Bylaws of the Company
2.1	Form of Stock Certificate (2)
4.1	Loan Agreement for 2010 Credit Facility
4.2	2010 Equity Incentive Plan
4.3	Administrative Services Agreement between the Company and Liberty Holding Company Ltd. (3)
4.4	Form of Commercial Management Agreement with SCM (4)
4.5	Form of Technical Management Agreement with SSM (5)
8.1	Subsidiaries of the Company
11.1	Code of Ethics
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
____________

(1) Filed as Exhibit 3.1 to the Company's Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010.

(2) Filed as Exhibit 4.1 to the Company's Amended Registration Statement on Form F-1/A (Amendment No. 1) (File No. 333-164940) on March 10, 2010.

(3) Filed as Exhibit 10.1 to the Company's Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010.

(4) Filed as Exhibit 10.5 to the Company's Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010.

(5) Filed as Exhibit 10.8 to the Company's Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Audited Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2009 and 2008	F-3
Consolidated Income Statements for the years ended December 31, 2009, 2008 and 2007	F-4
Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2009, 2008 and 2007	F-5
Consolidated Cash Flow Statements for the years ended December 31, 2009, 2008 and 2007	F-6
Notes to the Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Majuro, Marshall Island

We have audited the accompanying consolidated balance sheets of Scorpio Tankers Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated income statements, consolidated statements of changes in shareholder's equity, and consolidated cash flow statements for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Scorpio Tankers Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

DELOITTE LLP

London, United Kingdom

June 24, 2010

Scorpio Tankers Inc. and Subsidiaries

Consolidated balance sheets
December 31, 2009 and 2008

		2009	2008
	Notes	$	$
Assets
Current assets
Cash and cash equivalents		444,496	3,607,635
Accounts receivable	2	1,438,998	3,701,980
Prepaid expenses	3	583,944	39,596
Shareholder receivable	11	1,928,253	-
Inventories	4	433,428	502,514

Total current assets		4,829,119	7,851,725

Non-current assets
Vessels and drydock	5	99,594,267	109,260,102

Total assets		104,423,386	117,111,827

Current liabilities
Bank loan	8	3,600,000	3,600,000
Accounts payable	7	656,002	841,070
Accrued expenses		953,532	495,430
Shareholder payable	11	-	22,028,323
Related party payable	11	-	27,406,408
Derivative financial instruments	9	814,206	706,078

Total current liabilities		6,023,740	55,077,309

Non-current liabilities
Bank loan	8	36,200,000	39,800,000
Derivative financial instruments	9	871,104	1,935,352

Total non-current liabilities		37,071,104	41,735,352

Total liabilities		43,094,844	96,812,661

Shareholder's equity

Issued, authorized and fully paid in share capital:
Share capital	10	55,891	55,891
Additional paid-in capital	11	46,272,339	-
Merger reserve		13,292,496	20,243,275
Retained earnings		1,707,816	-

Total Shareholder's equity		61,328,542	20,299,166

Total liabilities and shareholder's equity		104,423,386	117,111,827

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated income statements
For the years ended December 31, 2009, 2008 and 2007

	Notes	2009	2008	2007
		$	$	$
Revenue:
Vessel revenue	12	27,619,041	39,274,196	30,317,138

Operating expenses:
Charterhire	13	(3,072,916)	(6,722,334)	-
Vessel operating costs	14	(8,562,118)	(8,623,318)	(7,600,509)
Depreciation		(6,834,742)	(6,984,444)	(6,482,484)
Impairment of vessels	6	(4,511,877)	-	-
General and administrative expenses		(416,908)	(600,361)	(590,772)

Total operating expenses		(23,398,561)	(22,930,457)	(14,673,765)

Operating income		4,220,480	16,343,739	15,643,373

Other income/(expense)
Interest expense – bank loan		(699,115)	(1,710,907)	(1,953,344)
Realized loss on derivative financial instruments		(808,085)	(405,691)	(523,694)
Unrealized gain/(loss) on derivative financial instruments		956,120	(2,057,957)	(1,245,472)
Interest income		4,929	35,492	142,233
Other expense, net		(256,292)	(18,752)	(9,304)
Total other expense, net		(802,443)	(4,157,815)	(3,589,581)

Net income		3,418,037	12,185,924	12,053,792

Attributable to:
Equity holders of the Parent		3,418,037	12,185,924	12,053,792

Earnings per share	16
Basic		$0.61	$2.18	$2.16
Diluted		$0.61	$2.18	$2.16

For the three years ended December 31, 2009 (i) there were no sources of comprehensive income other than those shown above, and (ii) all operations were continuing.

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated statement of changes in shareholder's equity
For the years ended December 31, 2009, 2008 and 2007

	Common Stock
	Number of shares	Share capital		Additional paid-in capital		Merger reserve		Retained earnings		Total
		$		$		$		$		$
Balance at January 1, 2007	5,589,147		55,891				21,881,059				21,936,950

Net income for the year	-		-		-		12,053,792		-		12,053,792

Dividends paid ($1.27 per share)	-		-		-		(7,093,500)		-		(7,093,500)

Balance at December 31, 2007	5,589,147		55,891		-		26,841,351		-		26,897,242

Net income for the year	-		-		-		12,185,924		-		12,185,924

Dividends paid ($3.36 per share)	-		-		-		(18,784,000)		-		(18,784,000)

Balance at December 31, 2008	5,589,147		55,891		-		20,243,275		-		20,299,166

Net income for the year	-		-		-		1,710,221		1,707,816		3,418,037

Dividends paid ($1.55 per share)	-		-		-		(8,661,000)		-		(8,661,000)

Capital contribution (see Note 11)	-		-		46,272,339		-		-		46,272,339

Balance at December 31, 2009	5,589,147		55,891		46,272,339		13,292,496		1,707,816		61,328,542

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated cash flow statements
For the years ended December 31, 2009, 2008 and 2007
	2009	2008	2007
	$	$	$
Operating activities
Net income	3,418,037	12,185,924	12,053,792

Depreciation	6,834,742	6,984,444	6,482,484
Impairment of vessels	4,511,877	-	-
Unrealized (gain)/loss on derivatives	(956,120)	2,057,957	1,245,472
	13,808,536	21,228,325	19,781,748
Changes in assets and liabilities:
Drydock payments	(1,580,826)	-	-
Decrease/(increase) in inventories	69,086	(112,778)	18,029
Decrease in accounts receivable	2,262,984	1,002,953	2,953,719
(Increase)/decrease in prepaid expenses	(4,345)	22,469	83,250
Increase in shareholder receivable	(1,928,253)	-	-
(Decrease)/increase in accounts payable	(279,628)	352,254	(354,448)
Decrease in related party payable	-	-	(8,417,500)
(Decrease)/increase in shareholder payable	(3,162,344)	2,595,226	(8,186,213)
Increase/(decrease) in accrued expenses	120,641	(250,557)	(47,812)
	(4,502,685)	3,609,567	(13,950,975)
Net cash inflow from operating activities	9,305,851	24,837,892	5,830,773

Financing activities
Dividends paid	(8,661,000)	(18,784,000)	(7,093,500)
Payments for stock offering	(207,990)	-	-
Bank loan repayment	(3,600,000)	(3,600,000)	(3,600,000)

Net cash outflow from financing activities	(12,468,990)	(22,384,000)	(10,693,500)

(Decrease)/increase in cash and cash equivalents	(3,163,139)	2,453,892	(4,862,727)

Cash and cash equivalents at January 1	3,607,635	1,153,743	6,016,470

Cash and cash equivalents at December 31	444,496	3,607,635	1,153,743

Supplemental information:
Interest paid	760,974	1,821,439	1,969,014

During 2009 there were two significant non-cash transactions (i) the legal formation of the Scorpio Tankers Inc. and subsidiaries (see Note 1) and (ii) the conversion of the related party payable and shareholder payable to equity (see Note 11).
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

1.            General information and significant accounting policies

Company

Scorpio Tankers Inc. and its subsidiaries (together the Company) are engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets.  Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009 by Simon Financial Limited ("Simon" or the "Parent").  On October 1, 2009, Simon transferred to Scorpio Tankers Inc. three operating subsidiary companies, as described further below. Simon is incorporated in Liberia and is the ultimate parent company and controlling party of the Company. Simon is owned by members of the Lolli-Ghetti family. Emanuele Lauro, our founder, Chairman and Chief Executive Officer is a member of the Lolli-Ghetti family.  At December 31, 2009, the Lolli-Ghetti family owned 100% of the Company's outstanding common shares and therefore maintained a controlling interest in the Company.  See Note 10 which describes a change in control as a result of the Company's initial public offering.

Business

The Company's fleet at December 31, 2009 consisted of three wholly owned Panamax tankers engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets.

The Company's vessels, as described in Note 11, are commercially managed by Scorpio Commercial Management S.A.M. (SCM), which is owned by members of the Lolli-Ghetti family.  SCM's services include securing employment for the Company's vessels in a pool, in the spot market, or on time charters.

The Company's vessels, as described in Note 11, are technically managed by Scorpio Ship Management S.A.M. (SSM), which is also owned by members of the Lolli-Ghetti family.  SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the Company's vessels such as drydocks and vetting/inspection under a technical management agreement.

Prior to December 2009, SSM also provided administrative services directly to the Company. In December 2009, the Company signed an administrative services agreement with Liberty Holding Company Ltd. (Liberty), a subsidiary of Simon. Since December 2009, SSM has provided administrative services on behalf of Liberty to the Company.  The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space.

The Company pays their managers fees for these services and reimburses them for direct or indirect expenses that they incur in providing these services to the Company.

Basis of accounting

The consolidated financial statements have been presented in United States dollars (USD or $), which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries.  The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and on a historical cost basis, except for the revaluation of certain financial instruments.

Simon transferred three subsidiaries to the Company (see below) on October 1, 2009 for a nominal consideration. For accounting purposes, this transfer represents a combination of entities under common control, with Simon being the ultimate parent company of all entities in the Company throughout all periods shown. As such, this business combination is outside the scope of IFRS 3 (2004), "Business Combinations", and for the years ended December 31, 2009, 2008 and 2007 the results have therefore been prepared using the principles of merger accounting. Under this method:

●  the carrying values of the assets and liabilities of the parties to the combination are recorded at the historical carrying amount of those assets and liabilities and are not adjusted to fair value on combination;

1.            General information and significant accounting policies (continued)

●     the results and cash flows of all the combining entities are brought into the consolidated financial statements of the combined entity from the beginning of the financial year in which the combination occurred. Prior year comparatives are also presented on the basis that the combination was in place throughout the prior year; and

●     the difference between the historical carrying amount of net assets transferred and the consideration provided on transfer has been recognized in equity through share capital and the merger reserve.  The share capital as of December 31, 2008 and 2007 represents the share capital of Scorpio Tankers Inc. as if Scorpio Tankers Inc. has been incorporated throughout the periods presented.  The remaining difference between historical carrying amount of net assets transferred and consideration paid was recognized in a merger reserve.

Any profits recognized after the October 1, 2009 reorganization have been recognized in equity within retained earnings.

Subsidiaries transferred to Scorpio Tankers Inc. on October 1, 2009 were:

Company	Vessel	Percent owned	Incorporated in

Noemi Shipping Company Limited	Noemi	100%	The Republic of the Marshall Islands
Senatore Shipping Company Limited	Senatore	100%	The Republic of the Marshall Islands
Venice Shipping Company Limited	Venice	100%	The Republic of the Marshall Islands

All inter-company transactions, balances, income and expenses are eliminated on combination. There have been no cost allocations from Simon, as all costs of doing business have been included in the operations of the subsidiaries.

Going concern

The financial statements have been prepared in accordance with the going concern basis of accounting for the reasons outlined in the "Liquidity Risk" section of Note 17.

Significant Accounting Policies

Common control transactions

The assets and liabilities transferred from entities under common control are recorded at the transferor's carrying values. Any difference between the carrying value of the net assets acquired, and the consideration paid by the Company is accounted for as an adjustment to shareholder's equity. The net assets transferred and their results are recognized from the date on which control was obtained by the ultimate controlling party.

Revenue recognition

Vessel revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts, and other sales-related or value added taxes.

Vessel revenue is comprised of time charter revenue and pool revenue. Time charter revenue is recognized as services are performed based on the daily rates specified in the time charter contract. Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:

1.            General information and significant accounting policies (continued)

(i)	the pool points (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics are taken into consideration); and

(ii)	the number of days the vessel participated in the pool in the period.

The Company recognizes pool revenue on a monthly basis, when the vessel has participated in a pool during the period and the amount of pool revenue for the month can be estimated reliably.  The Company receives estimated vessel earnings based on the known number of days the vessel has participated in the pool, the contract terms, and the estimated monthly pool revenue.  On a quarterly basis, the Company receives a report from the pool which identifies the number of days the vessel participated in the pool, the total Pool Points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel.  The Company reviews the quarterly report for consistency with each vessel's pool agreement and vessel management records.  The estimated pool revenue is reconciled quarterly, coinciding with the Company's external reporting periods, to the actual pool revenue earned, per the pool report. Consequently, in the Company's financial statements, reported revenues represent actual pooled revenues. While differences do arise in the performance of these quarterly reconciliations, such differences are not material to total reported revenues.

Interest receivable is accrued on a time basis and includes interest earned on cash deposits.

Vessel operating costs

Vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees, are expensed as incurred.

Earnings per share

Basic earnings per share is calculated by dividing the net income attributable to equity holders of the common shares by the weighted average number of common shares outstanding assuming that the reorganization described under "Basis of Accounting" was effective during the period. In addition, the stock split described in Note 10 has been given retroactive effect for all periods presented herein. Diluted earnings per share are calculated by adjusting the net income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.  For the years ended December 31, 2009, 2008 and 2007, the Company had no potentially dilutive common shares.

Operating leases

Costs in respect of operating leases are charged to the consolidated income statement on a straight line basis over the lease term.

Foreign currencies

The individual financial statements of Scorpio Tankers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which the company operates (its functional currency), which in all cases is US dollars. For the purpose of the consolidated financial statements, the results and financial position of the Company are also expressed in US dollars.

In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the US dollar are recorded at the rate of exchange prevailing on the dates of the transactions.  At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated income statement. The amount charged to the consolidated income statement during 2009 was a loss of $36,626, a gain of $43,937 in 2008 and a loss of $17,433 in 2007.

Segment reporting

In previous periods, in accordance with IAS 14 "Segment Reporting", the Company has reported one business segment and one geographical segment since (i) all of the vessels are Panamax vessels that transport oil and refined petroleum products and (ii) all of the vessels can trade in the international shipping market and are not limited to specific parts of the world.

The Company has adopted IFRS 8 "Operating Segments" on January 1, 2009. This standard replaces the risks and rewards approach of IAS 14 with the concept of "operating segments". An operating segment is a component of an entity:

a)	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

b)	whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c)	for which discrete financial information is available.

Adoption of this standard has not resulted in any change to the Company's reportable segments. Historically, the chief operating decision makers of Simon did not evaluate the operating results of the Company on a discrete basis including on an individual subsidiary or individual vessel basis or by distinct geographical locations. Rather, operating results for the Company have been assessed on an aggregated owned vessel basis. The chief operating decision makers of the Company expect to continue to evaluate the operating results of the Company on an aggregated consolidated basis. Thus, the Company has determined that it operates under one reportable segment.

For the years ended December 31, 2009 and 2008, the Company had revenue from three customers (the Pool and the time charterers for Noemi and Senatore) in excess of 10%.  For the year ended December 31, 2007, the Company had revenue from two customers (the Pool and the time charterer for Noemi) in excess of 10%. See Note 12 for a breakdown of the revenue for each of these periods. It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market, as noted above.

Vessels and drydock

The fleet is measured at cost, which includes directly attributable financing costs and the cost of work undertaken to enhance the capabilities of the vessels, less accumulated depreciation and impairment losses.

Depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from date of delivery. The estimated useful life of each vessel is 20 years. The residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the scrap market rate ruling at the balance sheet date with changes accounted for in the period of change and in future periods. See Note 5 for discussion of changes in the residual values during the period.

The vessels are required to undergo planned drydocks for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 48 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock.

For an acquired or newly built vessel, a portion of the vessels cost is allocated to the components expected to be replaced or re-furbished at the next drydock. This notional drydock cost is estimated by the Company, based on the expected costs related to the first-coming drydock, which is based on experience and past history of similar vessels, and carried separately from the cost of the vessel. Subsequent drydocks are recorded at actual cost incurred. The drydock asset is amortized on a straight-line basis to the next estimated drydock. The estimated amortization period for a drydock is based on the estimated period between drydocks. The Company estimates the period between drydocks to be 30 months except for the drydock portion of a newly built vessel, which is amortized over 48 months. When the drydock expenditure is incurred prior to the expiry of the period, the remaining balance is expensed.

Impairment of vessels and drydock

At each balance sheet date, the Company reviews the carrying amount of its vessels and drydock to determine whether there is any indication that those assets have suffered an impairment loss.  If any such indication exists, the recoverable amount of the vessels and drydock is estimated in order to determine the extent of the impairment loss (if any). The Company treats each vessel and the related drydock as a cash generating unit.

Recoverable amount is the higher of the fair value less cost to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of the cash generating unit is estimated to be less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the cash generating unit in the prior years. A reversal of impairment is recognized as income immediately.

Inventories

Inventories consist of lubricating oils and other items including stock provisions, and are stated at the lower of cost and net realisable value. Cost is determined by an average of the three last purchases, which is considered to be materially equivalent to a weighted average basis. Stores and spares are charged to vessel operating costs when purchased.

Financial instruments

Financial assets and financial liabilities are recognized in the Company's balance sheet when the Company becomes a party to the contractual provisions of the instrument.

Financial assets

All financial assets are recognized and derecognized on a trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories: financial assets 'at fair value through profit or loss' (FVTPL), and 'loans and receivables'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.

Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is held for trading.

A financial asset is classified as held for trading if:

●	it has been acquired principally for the purpose of selling in the near future; or

●	it is a part of an identified portfolio of financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

●	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in Note 17.

Receivables

Amounts due from the pool and other receivables that have fixed or determinable payments and are not quoted in an active market are classified as accounts receivable. Accounts receivable are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Financial assets objective evidence of impairment could include:

●	significant financial difficulty of the issuer or counterparty; or

●	default or delinquency in interest or principal payments; or

●	it becomes probable that the borrower will enter bankruptcy or financial re-organization.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with maturities of three months or less from the date of acquisition, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.  The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

Financial liabilities

Financial liabilities are classified as either financial liabilities 'at FVTPL' or 'other financial liabilities'.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL where the financial liability is held for trading, using the criteria set out above for financial assets.

Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss as the Company chooses not to disclose the effective interest rate for debt instruments that are classified as at fair value through profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in Note 17.

Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset and a financial liability.  It allocates interest income and interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash flows (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the expected life of the financial asset and financial liability, or, where appropriate, a shorter period.

Derivative financial instruments

The Company enters into derivative financial instruments to manage its exposure to interest rates. Further details of derivative financial instruments are disclosed in Notes 9 and 17 to the consolidated financial statements.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. The resulting gain or loss is recognized in profit or loss immediately.

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months, and it is not expected to be realized or settled within 12 months.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities.  Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

The Company has 1,500 registered shares authorized and issued with a par value of $1.00 per share. These shares provide the holders with rights to dividends and voting rights. See Note 10 for details of a stock split after the balance sheet date which has been retroactively reflected in these financial statements.

Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, and it is probable that the Company will be required to settle that obligation. Provisions are measured at the Company's best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Dividends

A provision for dividends payable is recognized when the dividend has been declared in accordance with the terms of the shareholder agreement.

Dividend per share presented in these consolidated financial statements is calculated by dividing the aggregate dividends declared by all of Scorpio Tankers Inc's subsidiaries by the number of Scorpio Tankers Inc shares assuming these shares have been outstanding throughout the periods presented.

Critical accounting judgements and key sources of estimation uncertainty

In the application of the accounting policies, we are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgements and estimates are as follows:

Revenue recognition

We currently generate all of revenue from time charters and pools. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters.  Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter.  Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.

Vessel impairment

The Company evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss.  If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires the Company to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.  In assessing the fair value less cost to sell of the vessel, the Company obtains vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired.

If an indication of impairment is identified, the need for recognising an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

Vessel lives and residual value

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives.  The estimated useful life of each vessel is 20 years from date of initial delivery from the shipyard. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the scrap market rate ruling at the year end.  See Note 5 for discussion of changes in the residual values during the period.

An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted to end at the date such regulations become effective. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

Deferred drydock cost

The Company recognizes drydock costs as a separate component of the vessels' carrying amounts and amortizes the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted.  We expect that our vessels will be required to be drydocked approximately every 30 to 48 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs.

Standards and interpretations in issue not yet adopted

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 1 (amended)/IAS 27 (amended)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
IFRS 2 (amended)	Share-based payments
IFRS 3 (revised 2008)	Business Combinations
IFRS 9	Financial Instruments
IAS 27 (revised 2008)	Consolidated and Separate Financial Statements
IAS 28 (revised 2008)	Investments in Associates
IFRIC 12	Service Concession Arrangements
IFRIC 17	Distributions of Non-cash Assets to Owners
IFRIC 18	Transfers of Assets from Customers
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments

Improvements to IFRSs (April 2009)

The directors do not expect that the adoption of these Standards and Interpretations in future periods will have a material impact on the financial statements of the Company except for the treatment of acquisition of subsidiaries and associates when IFRS 3 (revised 2008), IAS 27 (revised 2008) and IAS 28 (revised 2008) come into effect for business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after July 1, 2009.

2.           Accounts receivable

	As of December 31,
	2009	2008
	$	$

Scorpio Panamax Tanker Pool Limited	1,133,030	3,581,581
Other receivables	305,968	120,399
	1,438,998	3,701,980

Scorpio Panamax Tanker Pool Limited is a related party, as described in Note 11.

The Company considers that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof.  Accounts receivable are non-interest bearing. At December 31, 2009 and December 31, 2008, no material receivable balances were past due or impaired.

3.           Prepaid expenses

	As of December 31,
	2009	2008
	$	$

Initial public offering fees	540,054	-
Other prepayments	43,890	39,596
	583,944	39,596

The initial public offering fees are fees incurred prior to December 31, 2009 related to the Company's initial public offering of its common shares, which was completed on April 6, 2010 (see Note 10).  The fees include professional fees (legal and accounting) and other fees totalling 540,054 which were directly attributable to the issuance of the new shares.  These fees will be recorded as a reduction to the additional paid in capital of the common stock in April 2010. Additional fees of $241,475 which relate to the listing of the Company's pre-existing shares were charged to the 2009 income statement within "Other expenses, net".

4.           Inventories

	As of December 31,
	2009	2008
	$	$

Lubricating oils	422,153	465,643
Other	11,275	36,871
	433,428	502,514

5.           Vessels and drydock

	Vessels	Drydock	Total
Cost	$	$	$
As of January 1, 2009	138,713,588	2,105,847	140,819,435
Addition	-	1,680,784	1,680,784
Drydock write off (1)	-	(2,105,847)	(2,105,847)

As of December 31, 2009	138,713,588	1,680,784	140,394,372

Accumulated depreciation and impairment
As of January 1, 2009	(29,718,644)	(1,840,689)	(31,559,333)
Charge for the year	(6,268,981)	(565,761)	(6,834,742)
Impairment (See Note 6)	(4,511,877)	-	(4,511,877)
Drydock write off (1)	-	2,105,847	2,105,847

As of December 31, 2009	(40,499,502)	(300,603)	(40,800,105)

Net book value
As of December 31, 2009	98,214,086	1,380,181	99,594,267

	Vessels	Drydock	Total
Cost	$	$	$
As of January 1, and December 31, 2008	138,713,588	2,105,847	140,819,435

Accumulated depreciation and impairment
As of January 1, 2008	(23,267,993)	(1,306,896)	(24,574,889)
Charge for the year	(6,450,651)	(533,793)	(6,984,444)

As of December 31, 2008	(29,718,644)	(1,840,689)	(31,559,333)

Net book value
As of December 31, 2008	108,994,944	265,158	109,260,102

(1)
Drydock write off represents the write off of drydock costs that were fully depreciated during the year. The Noemi and Senatore were drydocked as scheduled in 2009 for a total cost of $1,680,784 of which $1,580,826 had been paid by December 31, 2009.

Collateral agreements

Noemi and Senatore with an aggregated net book value as of December 31, 2009 of $77,404,810 and $85,328,080 as of December 31, 2008 were provided as collateral under a loan agreement dated May 17, 2005 (the "2005 Credit Facility").  See Note 8 for full details as to the nature of this collateral. On April 9, 2010, the Company repaid all borrowings under the 2005 Credit Facility and consequently these vessels are no longer collateralized under this agreement (see Note 18).

Prior to December 2009, the Venice was provided as collateral to a third party under an agreement between a subsidiary of Liberty and a third party.  Neither the Venice, Scorpio Tankers Inc. nor any of its subsidiaries were party to this agreement, nor had they had a relationship with the third party involved.  At the request of Liberty, in December 2009, the third party agreed to release the Venice from the agreement in exchange for Liberty providing other collateral in place of the Venice.  Scorpio Tankers Inc. and its subsidiaries have no remaining collateral obligation under the agreement.

Changes in estimated residual values

As described in Note 1, General information and significant accounting policies, Vessels and drydock, depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of vessels from date of delivery. The residual value of vessels is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the scrap market rate ruling at the balance sheet date. Where there is a significant change in the estimated residual value, the resulting effect on depreciation expense is accounted for in the period of change and in future periods.

In accordance with this accounting policy and due to the volatility in scrap rates during the periods presented, the Company changed the estimated residual values of its vessels at each of the years ended December 31, 2009, 2008 and 2007.  The change in the estimated residual value at December 31, 2007 resulted in a decrease in depreciation expense of $717,082 in the year ended December 31, 2007 as compared to the depreciation which would have been recorded using the estimated residual values prevailing at December 31, 2006.  The change in the estimated residual value at December 31, 2008 resulted in an increase in depreciation expense of $615,506 in the year ended December 31, 2008, as compared to the depreciation which would have been recorded using the estimated residual values prevailing at December 31, 2007. The changes in the estimated residual values at December 31, 2009 resulted in a decrease in depreciation expense of $96,274 in the year ended December 31, 2009, as compared to the depreciation which would have been recorded using the estimated residual values prevailing at December 31, 2008.

Scrap market rates are historically volatile and therefore it is impracticable for the Company to estimate the effect of further changes in the scrap market rate and the residual values of the vessels on the Company's depreciation expense in periods subsequent to December 31, 2009.

6.           Impairment of vessels

At the end of each reporting period, the Company evaluates the carrying amounts of vessels and related drydock costs to determine if there is any indication that those vessels and related drydock costs have suffered an impairment loss.  If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any).  As part of this evaluation, the Company considers certain indicators of potential impairment, such as discounted projected operating cash flows, business plans and overall market conditions.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. In the nine months ended September 30, 2009, the charter rates in the oil and petroleum products charter market declined significantly and Panamax vessel values also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates.  These were both conditions that the Company considered indicators of a potential impairment, and therefore the Company performed an impairment test as of September 30, 2009 for each vessel to determine if any impairment loss had occurred.

To test for impairment, the Company estimated the recoverable amount by determining the higher of fair value less costs to sell and value in use for each vessel as of September 30, 2009.   The fair value less costs to sell was estimated by adding (i) the charter free market value of the vessel and (ii) the discounted value of each vessel's time charter, which is the difference between each vessel's time charter contracted rate and the market rate for a similar type of vessel with a similar contracted duration.  In determining the charter free market value, the Company took into consideration the estimated valuations provided by an independent ship broker. In assessing value in use, the estimated future cash flows of each vessel were discounted to their present value using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the vessel for which the estimates of future cash flows have not been adjusted.

As a result of the test, the Company determined the recoverable amount of each vessel to be the fair value less costs to sell.  The recoverable amounts of Noemi and Senatore were below the carrying values.  This resulted in an impairment loss of $4,511,877 for Noemi and Senatore which was recognized as a loss in the unaudited condensed consolidated income statement for the period ended September 30, 2009 and a reduction in the carrying value of the vessels at that date.

At December 31, 2009, the Company considered certain indicators of potential impairment, such as discounted projected operating cash flows, business plans and overall market conditions and concluded that there were no indications of a further deterioration in the recoverable amount of the vessels and drydock costs in the quarter ended December 31, 2009.

7.           Accounts payable

	As of December 31,
	2009	2008
	$	$

Suppliers	656,002	711,226
Scorpio Panamax Tanker Pool Limited	-	129,844
	656,002	841,070

Scorpio Panamax Tanker Pool Limited is a related party, as described in Note 11.

The majority of accounts payable are settled with a cash payment within 90 days.  No interest is charged on accounts payable.  The Company considers that the carrying amount of accounts payable approximate to their fair value.

8.           Bank loan

Two of Scorpio Tankers Inc.'s wholly-owned subsidiaries, Senatore Shipping Company Limited and Noemi Shipping Company Limited, are joint and several borrowers under the 2005 Credit Facility, entered into with The Royal Bank of Scotland plc.  The initial amount of the 2005 Credit Facility was $56,000,000, consisting of two tranches, one for each vessel-owning subsidiary.  Each tranche is repayable in 40 consecutive quarterly installments of $450,000, plus a balloon payment of $10,000,000, to be made together with the 40th installment of each tranche (due on May 18, 2015).

Interest on the 2005 Credit Facility is currently payable at US$ LIBOR plus 0.70%.  The facility includes a variety of restrictive operating covenants including a loan to value financial covenant and a change of control covenant.  The Company was in compliance with all of its financial covenants as of December 31, 2009.

As security for the loan the lender has:

a)           a first preferred mortgage on Senatore and Noemi; and

b)           an assignment of the earnings and any insurance proceeds on Senatore and Noemi.

	As of December 31,
	2009	2008
	$	$

Current portion	3,600,000	3,600,000
Non-current portion	36,200,000	39,800,000
	39,800,000	43,400,000

On April 6, 2010, we completed an initial public offering of its common shares (see Note 18).  With a portion of the net proceeds from the offering, on April 9, 2010, we repaid the remaining balance of $38,900,000 under the 2005 Credit Facility (there was a payment of principal of $900,000 in February 2010).

Also, in connection with the offering noted above, the Company entered into a new credit facility for the potential acquisition of vessels (see Note 18 for a description of the new terms of this facility).

9.            Derivative financial instruments

The Company is exposed to interest rate risk on the 2005 Credit Facility due to changes in market interest rates. In order to fix the interest rate of the 2005 Credit Facility, Senatore Shipping Company Limited and Noemi Shipping Company Limited each signed an amortizing interest rate swap with The Royal Bank of Scotland plc on April 15, 2005 for an initial notional amount of $56,000,000.

On February 15, 2007, these swap contracts were amended by reducing the then notional amount by 50% to $24,850,000.  As a result of the amendment, the Company received $366,000, which was recognized in the 2007 consolidated income statement within the realized loss on derivative financial instruments.

The notional interest rate swap amount was $19,900,000 as of December 31, 2009, $21,700,000 as of December 31, 2008 and $23,500,000 as of December 31, 2007. The Company has not elected to apply hedge accounting for these swaps.

The carrying value (liability) of the Company's interest rate swaps is as follows:

	As of December 31,
	2009	2008
	$	$

Current portion	(814,206)	(706,078)
Non-current portion	(871,104)	(1,935,352)
	(1,685,310)	(2,641,430)

These instruments are carried at fair value through profit and loss.  See Note 17 for further details.

On April 6, 2010, we completed an initial public offering of its common shares (see Note 18).  With a portion of the net proceeds from the offering, on April 9, 2010, we settled the outstanding portion of the interest rate swap, for a payment of $1,850,000.

10.           Common shares

At December 31, 2009, the Company had 1,500 registered shares authorized and issued with a par value of $1.00 per share. These shares provide the holders with rights to dividends and voting rights.

On March 17, 2010, the board of directors amended and restated the Articles of Incorporation to (i) authorize 275,000,000 registered shares of which 250,000,000 were designated as common shares with a par value of $0.01 and 25,000,000 were designated as preferred shares with a par value of $0.01, and (ii) authorize a stock split of 3,726.098 to 1 for the issued and outstanding common shares, which increased the number of shares from 1,500 common shares issued and outstanding to 5,589,147 common shares issued and outstanding. All common share amounts in the consolidated financial statements have been retroactively adjusted for all periods presented, to give effect to the stock split.

On April 6, 2010, we completed an initial public offering of its common shares on the New York Stock Exchange.  In connection with the offering, the Company issued and sold 12,500,000 additional common shares.  On May 4, 2010, the underwriters of the initial public offering exercised their over-allotment option to purchase an additional 450,000 shares.  Net proceeds from the issuance of the common shares of 12,950,000, including the over-allotment, were $155.0 million  Prior to the offering, the Lolli-Ghetti Family, of which Emanuele Lauro, our Chairman and Chief Executive Officer, is a member, owned 100% of our outstanding common shares and maintained a controlling interest in Scorpio Tankers Inc.  As a result of the offering, the exercise of the underwriters' over-allotment and the issuance of restricted shares (see Note 18), the Lolli-Ghetti Family now owns 30% of our common stock and no longer maintains a controlling interest (see Note 18).

11.           Related party transactions

Transactions with subsidiaries of Simon (herein referred to as Simon subsidiaries) and transactions with entities outside of Simon but controlled by members of the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated income statements are as follows:

	For the year ended December 31,
	2009	2008	2007
	$	$	$

Vessel revenue from pools (A)	10,415,332	20,980,233	19,759,614
Vessel revenue from time charters (B)	8,288,767	8,879,913	8,273,324
Vessel operating costs (C)	(600,000)	(765,422)	(739,994)
General and administrative expenses (D)	(344,162)	(619,421)	(536,910)

(A)	These transactions relate to revenue earned in the Scorpio Panamax Tanker Pool (the Pool). The Pool is operated by Scorpio Panamax Tanker Pool Limited, which is a subsidiary of Simon.

(B)	The revenue earned was for Noemi's time charter with King Dustin, which is 50% jointly controlled by a Simon subsidiary. The time charter began in January 2007 and expires in January 2012.

(C)
These transactions represent technical management fees charged by SSM, a related party affiliate, and included in the vessel operating costs in the consolidated income statement.  The Company's fees under technical management arrangements with SSM were not at market rates for the years ended December 31, 2008 and 2007.  The Company estimates that its technical management fees for the years ended December 31, 2008 and 2007 would have been $601,704 and $600,060, respectively, and would have increased net income for the periods by $163,718 and $139,934, respectively, had the Company operated as an unaffiliated entity. The Company's estimate is based upon the rates charged to third party participants by SSM in 2007 and 2008.

The Company believes its technical management fees for the year ended December 31, 2009 were at market rates. Additionally, in December 2009, the Company signed a Technical Management Agreement for each ship with SSM.  Each ship will pay $548 per day for technical management.  This fee is the same charged to third parties by SSM, and therefore the Company believes it represents a market rate for such services.

(D)
These transactions represent commercial management fees charged by SCM (prior to October 1, 2009, a Simon subsidiary, and from October 1, 2009, a related party affiliate) and administrative fees charged by SSM and are both included in general and administrative expenses in the consolidated income statement

●     The Company incurred commercial management fees of $70,418, $37,996 and $56,287 for the years ended December 31, 2009, 2008 and 2007, respectively.  The Company's commercial management fees for vessels not in the Pool were not at market rates in 2009, 2008 and 2007.  The Company estimates that its commercial management fees for the years ended December 31, 2009, 2008 and 2007 would have been $397,546, $411,675 and $240,219, respectively, and would have decreased net income for the periods by $327,128, $373,679 and $183,932, respectively, had the Company operated as an unaffiliated entity.  The Company's estimate is based upon the rates charged to third party participants in the Pool for 2009, 2008 and 2007.

In December 2009, the Company signed the commercial management agreement with SCM.  Each of the vessels will pay $250 per day and 1.25% of their revenue when the vessels are not in the Pool.  When the Company's vessels are in the Pool, SCM, the pool manager, charges all vessels in the Pool (including third party participants) $250 per day and 1.25% of their revenue.  The Company therefore believes that the commercial management agreement represents a market rate for such services.

●     The Company incurred administrative services fees of $273,744, $581,425 and $1,042,203 for the years ended December 31, 2009, 2008 and 2007, respectively.  The administrative fee included services for accounting, administrative, information technology and management of the Company.  The Company's fees under administrative services arrangements may not have been at market rates.  The Company cannot estimate what the cost would have been if we operated as an unaffiliated party, but believes the costs for the years ended December 31, 2009, 2008 and 2007 were reasonable and appropriate for the services provided.

Prior to December 2009, SSM provided administrative services directly to the Company.  In December 2009, the Company signed an administrative services agreement for each vessel with Liberty.  The Company will pay the administrator (Liberty) a fixed monthly fee calculated at cost with no profit for providing the Company with administrative services, and will reimburse it for the reasonable direct or indirect expenses it incurs in providing the Company with such services.  The Company will also pay the administrator a fee for arranging vessel purchases and sales, on behalf of the Company, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale.  SSM continues to provide administrative services to the Company under this agreement, but now does so on behalf of Liberty.

The Company had the following assets and liabilities with related parties which have been included in the consolidated balance sheets:

	As of December 31,
	2009	2008
	$	$

Assets:
Accounts receivable (Note 2)	1,133,030	3,581,581
Shareholder receivable (E)	1,928,253	-

Liabilities:
Accounts payable (Note 7)	-	129,844
Related party payable (F)	-	27,406,408
Shareholder payable (G)	-	22,028,323

(E)
During December 2009, the Company advanced $1,928,253 to the shareholder, which was a receivable on the Balance sheet as of December 31, 2009. The receivable was due upon demand and was non-interest bearing and unsecured. The amount was repaid to the Company in the first quarter of 2010.

(F)
The related party payable at December 31, 2008 and 2007 was $27,406,408 and was owed to a subsidiary of Simon. The payable was repayable upon demand and was non-interest bearing and unsecured. The outstanding balance as of November 18, 2009 of $27,406,408 was converted to equity as a capital contribution.

(G)
The shareholder payable was owed to Simon. Historically, the Company and Simon transferred cash depending on the need of each entity and the excess cash available. The payable was non-interest bearing and unsecured. On November 18, 2009, the outstanding balance of $18,865,931 was converted to equity as a capital contribution; therefore, the Company had no outstanding liability to Simon as of December 31, 2009.

Key management remuneration

Executive management of the Company was provided by a related party affiliate and included in the management fees described in (D) above. The Company did not have any employees throughout the periods presented.  If  the Company was not part of Simon, and had the same ownership structure and a contract for administrative services, the Company estimates its general and administrative costs would have been comparable with the general and administrative costs presented on the consolidated income statement for the years ended December 31, 2009, 2008 and 2007.

12.          Vessel revenue

During 2009, 2008 and 2007, the Company had two vessels that were time chartered out.  The remaining revenue was from vessels operating in the Pool.

Revenue sources

	For the year ended December 31
	2009	2008	2007
	$	$	$
Time charter revenue:
Noemi	8,288,767	8,878,913	8,273,324
Senatore	8,914,942	9,415,050	2,284,200
Pool revenue	10,415,332	20,980,233	19,759,614
	27,619,041	39,274,196	30,317,138

Time charter out contracts (i):

	Time Charter Out
Vessel	Start	End (ii)	Daily rate
Noemi	Jan. 2007	Jan. 2012	$24,500
Senatore	Sept. 2007	Sept. 2010	$26,000

(i)	When Noemi and Senatore were not on time charter, the vessels participated in the Pool.

(ii)	The time charter contracts terminate plus or minus 30 days from the end date.

The estimated minimum future time charter revenue to be received is as follows:

	As of December 31
	2009	2008	2007
	$	$	$

Within 1 year	16,144,500	18,432,500	18,483,000
Between 1 and 5 years	9,457,000	25,601,500	44,034,000
	25,601,500	44,034,000	62,517,000

13.          Charter hire expense

On May 29, 2008, one of the vessels owned by the Company that was chartered out was chartered-in until May 1, 2009 at a rate of $26,750 per day and treated as an operating lease.  The vessel operated in the Pool until the time charter ended on May 1, 2009. The time charter contract also included a profit and loss sharing arrangement where (i) the Company agreed to pay 50% of the vessel's earnings from the pool in excess of $26,750 per day (an increase in charter hire expense) to the charterer, and (ii) the charterer agreed to pay 50% of the vessel's earnings from the Pool below $26,750 per day (a decrease in charter hire expense).  The profit sharing arrangement resulted in additional income of $108,426 in 2009, and an expense of $1,007,000 in 2008.

The minimum lease payments (excluding any adjustment for the profit and loss arrangement) as of December 31, 2008 for 2009 were $4,012,500.  There were no payments due after May 2009.

Prior to the charter in arrangement described above, the Company has not historically entered into any other charter in agreements. Since the completion of the charter-in arrangement in May 2009, the Company has not entered into any similar arrangements and does not expect to enter into any future charter-in arrangements.

14.          Vessel operating costs

Vessel operating costs primarily represents crew related costs, stores, routine maintenance and repairs, insurance, technical management fees, and other related costs.  The procurement of these services is managed on the Company's behalf by its technical manager, SSM (see Note 11).

15.           Tax

Scorpio Tankers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands' income tax.  The Company is also exempt from income tax in other jurisdictions including the United States of America due to tax treaties; therefore, the Company did not have any tax charges, benefits, or balances at December 31, 2009, 2008 and 2007.

16.           Earnings per share

The calculation for both basic and diluted earnings per share is based on net income attributable to equity holders of the parent of $ 3,418,037 in 2009 ($12,185,924 in 2008 and $12,053,792 in 2007) and a weighted average number of ordinary shares of 5,589,147 in 2009 (5,589,147 in 2008 and 2007). There were no dilutive instruments in any of these periods.

17.           Financial instruments

Funding and capital risk management

The Company manages its funding and capital resources to ensure the Company's ability to continue as a going concern while maximizing the return to the shareholder through optimization of the debt and equity balance.

The Company does not currently have any gearing targets and is not subject to externally imposed capital requirements.

17.           Financial instruments (continued)

Categories of financial instruments

	Carrying value As of December 31
	2009	2008
Financial assets	$	$

Cash and cash equivalents	444,496	3,607,635
Loans and receivable	3,367,251	3,701,980

Financial liabilities
Fair value through profit and loss - Derivative financial instruments	1,685,310	2,641,430
Other liabilities	41,409,534	94,171,231

Derivative financial instruments, comprised solely of interest rate swaps, are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates to determine the fair value.

IFRS 7 requires classification of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). In accordance with IFRS 7, the fair value measurement for the interest rate swap is classified as level 2.

The fair value of other financial assets and liabilities are approximately equal to their carrying values.

Financial risk management objectives

The Company identifies and evaluates significant risks on an ongoing basis with the objective of managing the sensitivity of the Company's results and financial position to those risks. These risks include market risk, credit risk and liquidity risk.

The use of financial derivatives is governed by the Company's policies approved by the board of directors.

Market risk

The Company's activities expose it to the financial risks of changes in interest rates. See Note 9 for a description of the interest rate risk.

The Company enters into interest rate swaps to mitigate the risk of rising interest rates.

The consolidated income statement includes the following material items in respect of such instruments:

	For the year ended December 31
	2009	2008	2007
	$	$	$

Realized loss on interest rate swaps	808,085	405,691	523,694
Unrealized (gain)/loss on interest rate swaps	(956,120)	2,057,957	1,245,472
	(148,035)	2,463,648	1,769,166

17.           Financial instruments (continued)

Sensitivity analysis – Interest rate swap

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at balance sheet date was outstanding for the whole year.

If interest rates had been 1% higher/lower and all other variables were held constant, the Company's net income for the year ended December 31, 2009 would have decreased/increased by $1.0 million (2008: decreased/increased by $1.0 million and 2007: decreased/increased by $1.1 million). This is mainly attributable to the Company's exposure to interest rate movements for the portion of the 2005 Credit Facility that is not hedged by the interest rate swap (see Note 8 and Note 9).

Credit risk

Credit risk is the potential exposure of the Company to loss in the event of non-performance by customers and derivative instrument counterparties.

Accounts receivable are generally not collateralized; however, the Company believes that the credit risk is partially offset by the creditworthiness of the Company's counterparties including the commercial and technical managers. The Company did not experience material credit losses on its accounts receivables portfolio in the years ended December 31, 2009, 2008 and 2007.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company's maximum exposure to credit risk without taking account of the value of any collateral obtained. The Company did not experience any impairment losses on financial assets in the years ended December 31, 2009, 2008 and 2007.

The Company monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from counterparties.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.

The Company manages liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows.

Current economic conditions make forecasting difficult, and there is the possibility that the Company's actual trading performance during the coming year may be materially different from the Company's expectations.

Based on internal forecasts and projections that take into account reasonably possible changes in the Company's trading performance, the Company believes that the Company has adequate financial resources to continue in operation for a period of at least twelve months from the date of approval of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing the Company's financial statements.

Remaining contractual maturity on secured bank loan (Note 8)

The following tables detail the Company's remaining contractual maturity for its secured bank loan. The amounts have been drawn up based on the undiscounted cash flows of the financial liability based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows.

17.           Financial instruments (continued)

As the interest cash flows are not fixed, the interest amount included has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

To be repaid as follows:

	As of December 31
	2009	2008
	$	$

Less than 1 month	-	-
1-3 months	1,273,280	238,320
3 months to 1 year	3,757,572	3,977,818
1-5 years	18,786,996	20,986,779
5+ years	22,200,479	22,813,613
	46,018,327	48,016,530

Liquidity analysis on interest rate swap

The following table details the Company's liquidity analysis for its interest rate swap.  The table has been drawn up based on the undiscounted net cash inflows/(outflows) on the derivative instrument that settles on a net basis.  As the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

	As of December 31
	2009	2008
	$	$

Less than 1 month	-	-
1-3 months	(92,557)	(146,472)
3 months to 1 year	(262,232)	(563,627)
1-5 years	(1,087,784)	(1,716,177)
5+ years	(99,301)	(334,697)
	(1,541,874)	(2,760,973)

18.           Subsequent events

Initial public offering

On April 6, 2010, we closed on the initial public offering of 12,500,000 shares of common stock at $13.00 per share.  The stock trades on the New York Stock Exchange under the symbol STNG.  After deducting underwriters' discounts and paying offering expenses, the net proceeds were approximately $149.6 million.

On May 4, 2010, we closed the issuance of 450,000 shares of common stock at $13.00 and received $5.4 million, after deducting underwriters' discounts, when the underwriters in the Company's initial public offering partially exercised their over-allotment option.

Restricted stock issuance

On June 18, 2010, we issued 559,458 shares of restricted stock to the executive officers.  The share price at the date of issue was $10.99 per share, and the restricted stock has an exercise price of $0.00 per share.   The vesting schedule of the restricted stock for the executive officers is (i) one-third of the shares vest on April 6, 2013, (ii) one-third of the shares vest on April 6, 2014, and (iii) one-third of the shares vest on April 6, 2015.  These shares were approved prior to the initial public offering, and the IFRS 2 expense in the future periods will be:

●	$922,124 for the year ended December 31, 2010

●	$1,702,383 for the year ended December 31, 2011

●	$1,702,383 for the year ended December 31, 2012

●	$1,151,776 for the year ended December 31, 2013

●	$562,848 for the year ended December 31, 2014

●	$106,929 for the year ended December 31, 2015

On June 18, 2010, we issued 9,000 shares to our independent directors.  The share price at the date of issue was $10.99 per share, and the restricted stock has an exercise price of $0.00 per share.  The total value of restricted stock for the directors is $98,910.  These shares vest on April 6, 2011 and were approved prior to the initial public offering.

Outstanding Shares

As a result of the issuance of the new shares, the number of issued and authorized shares increased from 5,589,147 to 19,107,605 as of June 23, 2010.  The Lolli-Ghetti Family, of which Mr. Lauro, our Chairman and Chief Executive Officer, is a member, now owns 30% of the Company's existing shares.

New credit facility

On June 2, 2010, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and Fortis Bank Nederland, or the lead arrangers, for a senior secured term loan facility of up to $150 million.  Borrowings under the credit facility are available until December 2, 2011 and bear interest at LIBOR plus an applicable margin of 3.00% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. The credit facility matures on June 2, 2015 and can only be used to finance the cost of future vessel acquisitions, which vessels would be the collateral for the credit facility.

Borrowings for each vessel financed under this facility, represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the new credit facility is repayable in equal quarterly installments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is fifteen years of age. Our subsidiaries, which may at any time own one or more of our initial vessels, will act as guarantors under the credit facility. As of June 23, 2010, we have drawn down $19.0 million under this facility.

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; prohibitions on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

The financial covenants include:

●	The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.

●
Consolidated tangible net worth shall be no less than US$ 150,000,000 plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 75% of the value of any new equity issues from July 1, 2010 going forward.

●
The ratio of EBITDA to actual interest expense shall be no less than 2.50 to 1.00 commencing with the fifth fiscal quarter following the closing of the credit facility. Such ratio shall be calculated quarterly on a trailing quarter basis from and including the fifth fiscal quarter however for the ninth fiscal quarter and periods thereafter the ratio shall be calculated on a trailing four quarter basis.

●
Unrestricted cash and cash equivalents including amounts on deposit with the lead arrangers for the first five fiscal quarters following the closing of our initial public offering shall at all times be no less than the higher of (i) US$ 2,000,000 per vessel or (ii) US$ 10,000,000 and thereafter unrestricted cash and cash equivalents shall at all times be no less than the higher of (i) US$ 1,000,000 per vessel or (ii) US$ 10,000,000.

●	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

Vessel acquisitions

On June 9, 2010, we announced that we took delivery of three products tanker vessels that were previously agreed to be acquired. Two of the tankers are LR1 ice class 1A sister ships, STI Harmony and STI Heritage, which were acquired for an aggregate price of $92.0 million, which includes an estimated $2.5 million related to the value of the existing time charter contracts.  The third vessel delivered was STI Conqueror, which is an ice class 1B ship, and was acquired for $26.0 million.

The Company has agreed to acquire three additional Handymax tankers that are scheduled to be delivered by the end of September 2010 for an aggregate price of $73.0 million.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scorpio Tankers Inc.
(Registrant)

Dated: June 29, 2010	/s/ Emanuele Lauro
Emanuele Lauro
Chief Executive Officer

SK 26596 0004 1107665 v4