Form 20-F
period 2010-12-31
Scorpio Tankers Inc.
filed 2011-04-21
CIK 1483934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________________

Commission file number

SCORPIO TANKERS INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

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
NONE

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
          As of December 31, 2010, there were 24,879,059 outstanding common shares with a par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.

(1)

Yes ☐ No ☒

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐
Accelerated filer ☐
Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒
Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

(2)

SCORPIO TANKERS INC.
INDEX TO REPORT ON FORM 20-F

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

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

In this annual report, “we”, “us”, “our”, and the “Company” all refer to Scorpio Tankers Inc.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

     A.   Selected Financial Data

          The following table sets forth our selected consolidated financial data and other operating data. The selected financial data in the tables as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 are derived from our audited consolidated financial statements, which have been presented herein, and which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). This data should be read in conjunction with the consolidated financial statements and the notes thereto included in “ITEM 18. Financial Statements” in this annual report and “ITEM 5. Operating and Financial Review and Prospects.”

          The selected financial data as of December 31, 2008 and 2007 and for the period ended December 31, 2007 is derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB, and which are not presented herein. The selected financial data for 2006 has not been derived from audited financial statements as consolidated financial statements of the Company for 2006 do not exist. Rather, the selected financial data for 2006 has been prepared by aggregating the historical stand alone IFRS financial information of each of the three subsidiaries which were transferred to us on October 1, 2009.

          Prior to October 1, 2009, our historical consolidated financial statements were prepared on a carve-out basis from the financial statements of our parent company, Liberty Holding Company Ltd., or Liberty. These carve-out financial statements include all assets, liabilities and results of operations of the three vessel-owning subsidiaries owned by us, formerly subsidiaries of Liberty, for the periods presented. For the periods presented, certain of the expenses incurred by these subsidiaries for commercial, technical and administrative management services were under management agreements with other Scorpio Group entities, which are parties related to us, consisting of Scorpio Ship Management S.A.M., or SSM; and Scorpio Commercial Management S.A.M., or SCM; which provide us and third parties with technical and commercial management services, respectively, Liberty, which provides us with administrative services; and other affiliated entities. Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical consolidated financial statements included elsewhere in this annual report.

	For the year ended December 31,

	2010	2009	2008	2007	2006

Consolidated Income Statement Data
Revenue:
Vessel revenue	$38,797,913	$27,619,041	$39,274,196	$30,317,138	$35,751,632
Operating Expenses:
Vessel operating costs	(18,440,492)	(8,562,118)	(8,623,318)	(7,600,509)	(7,061,514)
Voyage expenses	(2,542,298)	—	—	—	—
Charter hire	(275,532)	(3,072,916)	(6,722,334)	—	—
Impairment (1)	—	(4,511,877)	—	—	—
Depreciation	(10,178,908)	(6,834,742)	(6,984,444)	(6,482,484)	(7,058,093)
General and administrative expenses	(6,200,094)	(416,908)	(600,361)	(590,772)	(376,338)

Total operating expenses	(37,637,324)	(23,398,561)	(22,930,457)	(14,673,765)	(14,495,945)

Operating Income	1,160,589	4,220,480	16,343,739	15,643,373	21,255,687
Other expense and income, net
Interest expense—bank loan	(3,230,895)	(699,115)	(1,710,907)	(1,953,344)	(3,041,684)
Realized gain/(loss) on derivative financial instruments	(279,560)	(808,085)	(405,691)	(523,694)	133,647
Unrealized gain/(loss) on derivative financial instruments	—	956,120	(2,057,957)	(1,245,472)	682,572
Interest income	36,534	4,929	35,492	142,233	152,066
Other expense, net	(508,766)	(256,292)	(18,752)	(9,304)	(24,034)

Total Other Income and Expense	(3,982,687)	(802,443)	(4,157,815)	(3,589,581)	(2,097,433)

Net (loss)/income	$(2,822,098)	$3,418,037	$12,185,924	$12,053,792	$19,158,254

(Loss)/earnings per common share: (2)
Basic (loss)/earnings per share	$(0.18)	$0.61	$2.18	$2.16	$3.43
Diluted (loss)/earnings per share	$(0.18)	$0.61	$2.18	$2.16	$3.43
Basic weighted average shares outstanding	15,600,813	5,589,147	5,589,147	5,589,147	5,589,147
Diluted weighted average shares outstanding	15,600,813	5,589,147	5,589,147	5,589,147	5,589,147

Dividends per share	$—	$1.55	$3.36	$1.27	$2.01

	As of December 31,

	2010	2009	2008	2007	2006

Balance Sheet Data
Cash and cash equivalents	$68,186,902	$444,496	$3,607,635	$1,153,743	$6,016,470
Vessels and drydock	$333,425,386	$99,594,267	$109,260,102	$116,244,546	$122,727,030
Total assets	$412,268,440	$104,423,386	$117,111,827	$122,555,022	$137,728,758
Bank loan	$15,826,314	$36,200,000	$43,400,000	$47,000,000	$50,600,000
Shareholder payable(3)	$—	$—	$22,028,323	$19,433,097	$27,612,576
Related party payable (3)	$—	$—	$27,406,408	$27,406,408	$34,338,356
Shareholder’s equity	$264,783,182	$61,328,542	$20,299,166	$26,897,242	$21,936,949

	For the Year Ended

	December 31,

	2010	2009	2008	2007	2006

Condensed Cash Flows
Cash inflow from operating activities	$4,906,478	$9,305,851	$24,837,892	$5,830,773	$13,226,007
Cash outflow from investing activities	(245,594,809)	—	—	—	—
Cash inflow/(outflow) from financing activities	308,430,737	(12,468,990)	(22,384,000)	(10,693,500)	(14,850,000)

(1)	In the year ended December 31, 2009, we recorded an impairment of two vessels for $4.5 million, see ITEM 5. “Operating and Financial Review and Prospects”.

(2)

Basic earnings per share is calculated by dividing the net income attributable to equity holders of the common shares by the weighted average number of common shares outstanding assuming that the transfer of the vessel owning subsidiaries was effective during the period. In addition, the stock split described in Note 13 in the consolidated financial statements as of and for the year ended December 31, 2010 has been given retroactive effect for all periods presented herein. Diluted earnings per share are calculated by adjusting the net income attributable to equity holders of the common shares and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

(3)	On November 18, 2009, the shareholder payable and the related party payable balances, as of that date, were converted to equity as a capital contribution.

	For the year ended December 31,

	2010	2009	2008	2007	2006

Average Daily Results
TCE per Revenue day(1)	$16,213	$23,423	$29,889	$27,687	$33,165
Vessel operating costs per day(2)	8,166	7,819	7,875	6,941	6,449

Aframax/LR2
TCE per Revenue day - pool(1)	12,460	—	—	—	—
Vessel operating costs per day(2)	8,293	—	—	—	—
Panamax/LR1
TCE per Revenue day - pool(1)	15,213	21,425	36,049	29,848	33,165
TCE per Revenue day - spot(1)	2,839	—	—	—	—
TCE per Revenue day - time charters (1)	22,729	24,825	24,992	24,382	—
Vessel operating costs per day(2)	8,189	7,819	7,875	6,941	6,449
Handymax
TCE per Revenue day - pool(1)	9,965	—	—	—	—
TCE per Revenue day - spot(1)	8,077	—	—	—	—
Vessel operating costs per day(2)	8,107	—	—	—	—

Fleet data(3)
Average number of owned vessels	6.19	3.00	3.00	3.00	3.00
Average number of time chartered-in vessels	0.05	0.33	0.59	—	—
Drydock
Expenditures for drydock	$886,050	$1,680,784	$—	$—	$805,845

(1)

Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per revenue day. Vessels in the pool and on time charter do not have voyage expenses; therefore, the revenue for pool vessels and time charter vessels is the same as their TCE revenue. Please see “Important financial and operational terms and concepts” section below for descriptions of TCE revenue, revenue days and voyage expenses.

(2)

Vessel operating costs per day represent Vessel operating costs, as defined in the “Important financial and operational terms and concepts” section below, divided by the number of days the vessel is owned during the period.

(3)	For a definition of items listed under “Fleet Data,” please see the section of this annual report entitled ITEM 5. “Operating and Financial Review and Prospects”.

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

          The tanker industry is both cyclical and volatile in terms of charter rates and profitability. The recent global financial crisis may adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters and the rates payable in respect of our vessels currently operating in tanker pools, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

          Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over longer distances and supply of tankers to carry that oil, which may materially affect our revenues, profitability and cash flows. One of our ten owned vessels operates on a long-term time charter, while the remaining nine vessels operate in the Scorpio Panamax Tanker Pool and Scorpio Handymax Tanker Pool, which are spot-market oriented. One of our four time chartered-in vessels operates in the Scorpio Panamax Tanker Pool and the remaining three operate in the Scorpio Handymax Tanker Pool. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. If time charter or spot charter rates decline, we may be unable to achieve a level of charterhire sufficient for us to operate our vessels profitably.

We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

          We currently operate a fleet of ten owned vessels and four time chartered-in vessels. Of those, 13 are employed in spot market-oriented tanker pools, exposing us to fluctuations in spot market charter rates.

          We may employ additional vessels that we may acquire in the future in the spot charter market. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within Scorpio Group pools, depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

          The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, according to Drewry’s, as of the end of March 2011, the newbuilding order book which extends to 2014 equaled approximately 27.4% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

          Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia extending throughout the Indian Ocean. Throughout 2008, 2009, 2010 and continuing into 2011, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in February 2011, the VLCC Irene SL, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $200 million. If these pirate attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden has been since May 2008, premiums payable for insurance coverage could increase significantly and such coverage may be more difficult to obtain. In addition, crew costs, including costs in connection with employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

If the contraction of the global credit markets and the resulting volatility in the financial markets continues or worsens, this could have a material adverse impact on our results of operations, financial condition and cash flows, and results of operation.

          Since 2008, a number of major financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry due to the historically low asset values of ships. Although banks and financial institutions have since resumed extending credit, its availability remains significantly below its peak. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline. If we are unable to obtain additional credit or draw down upon borrowing capacity, it may negatively impact our ability to fund current and future obligations. These outcomes could have a material adverse impact on our business, results of operations, financial condition, ability to grow and cash flows, and could cause the market price of our common shares to decline.

Changes in fuel, or bunkers, prices may adversely affect profits.

          Fuel, or bunkers, is a significant, if not the largest, expense in our shipping operations for our vessels employed on the spot market and can have a significant impact on pool earnings. With respect to our vessels employed on time charter, the charterer is generally responsible for the cost of fuel, however such cost may affect the charter rates we are able to negotiate for our vessels. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our business, results of operations, cash flows and financial condition, and our available cash.

          Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL), the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the IMO International Convention on Load Lines of 1966 (as from time to time amended) and the U.S. Maritime Transportation Security Act of 2002. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws.

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

          The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability or our existing insurance coverage may be invalidated or decreased for our affected vessels. Such failure may also result in a denial of access to, or detention in, certain ports.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and adversely affect our operating results.

          The market values of tankers have generally experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other shipping companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to obtain other financing or incur debt on terms that are acceptable to us. We believe that the current aggregate market value of our vessels will be in excess of loan to value amounts required under our credit facilities, which requires that the fair market value of the vessels pledged as collateral never be less than 150% of the aggregate principal amount outstanding for the 2010 Credit Facility and 140% of the aggregate principal amount outstanding for the STI Spirit Credit Facility. However a decrease in these values could cause us to breach certain covenants that are contained in our credit facility and in future financing agreements that we may enter into from time to time. If the recoverable amounts of our vessels further decline and we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on vessels in our fleet. If we sell any vessel at any time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

If our vessels suffer damage due to the inherent operational risks of the tanker industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

          Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. For example, our vessel Senatore suffered damage to one of its ballast tanks in April 2010 which required a repair and resulted in offhire days. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, delay or rerouting which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

          If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss which could negatively impact our business, financial condition, results of operations and available cash.

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

          We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the international community to these attacks, as well as the current political instability in the Middle East and Africa, continue to contribute to world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

If our vessels call on ports located in countries that are subject to sanctions and embargos imposed by the U.S. or other governments that could adversely affect our reputation and the market for our common stock.

          From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

          In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

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

          The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our available cash could be adversely affected.

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

          We were formed on July 1, 2009, and our initial three vessel-owning subsidiaries were transferred to us on October 1, 2009. Since our initial public offering in April 2010, we have acquired seven additional vessels and chartered-in four vessels. As such, we have been operating over two-thirds of our vessels for approximately 12 months or less. We have a limited performance record and operating history, and, therefore, limited historical financial information, upon which you can evaluate our operating performance, ability to implement and achieve our business strategy or ability to pay dividends in the future. We cannot assure you that we will be successful in implementing our business strategy. As a young company, we will face certain operational challenges not faced by companies with a longer operating history.

We have a limited history operating as a publicly traded entity and will continue to incur increased costs in future years as a result of being a publicly traded corporation.

          We have only operated as a public company since April 2010. As a public company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. Our incremental general and administrative expenses as a publicly traded corporation will include costs associated with annual reports to shareholders, tax returns, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and director compensation.

Obligations associated with being a public company require significant company resources and management attention.

          In April 2010, we became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal controls over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will need to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements.

          We will continue to evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. Our incremental general and administrative expenses as a publicly traded corporation will include costs associated with annual reports to shareholders, tax returns, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and director compensation. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

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

          One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable tankers and/or shipping companies for acquisitions at attractive prices;

•	obtain required financing for our existing and new operations;

•	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures;

•	integrate any acquired tankers or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets; and

•	improve our operating, financial and accounting systems and controls.

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

          We expect to purchase additional vessels from time to time. The delivery of such additional vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of such vessels. The seller could fail to deliver vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations.

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

          As of the date of this annual report, we employed one tanker under fixed rate long-term time charter agreement with a remaining duration of approximately 8.5 months. Vessels committed to medium- and long-term charters may not be available for spot charters during periods of increasing charterhire rates, when spot charters might be more profitable. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class.

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

          Under the charter agreements for one of our vessels, the charterer is responsible for voyage costs and we are responsible for the vessel operating costs. Under the tanker pool agreements for our remaining nine vessels, the pool is responsible for the voyage expenses and we are responsible for vessel costs. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash.

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

          We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the year ended December 31, 2009, charter rates in the oil and petroleum products charter market declined significantly and Panamax vessel values also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Due to these indicators of potential impairment, in the year ended December 31, 2009, we evaluated the recoverable amount of our vessels, and we recognized a total impairment loss of $4.5 million for two of our vessels. Although, we did not record an impairment in 2010, we cannot assure you that there will be no impairments in the future years. Any additional impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common shares.

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

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition, and available cash.

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

United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States shareholders.

          A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

          Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, our income from our time and voyage chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute assets that produce or are held for the production of “passive income.”

          There is substantial legal authority supporting this position, consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

          If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States federal income tax consequences and incur certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to United States federal income tax at the then prevailing rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares. See “Taxation—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

We may have to pay tax on United States source shipping income, which would reduce our earnings.

          Under the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, as we and our subsidiaries do, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the regulations promulgated thereunder by the United States Department of the Treasury.

          We and our subsidiaries intend to take the position that we qualify for this statutory tax exemption for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our common shares, or “5% Shareholders,” owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year, and there does not exist sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% Shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

          If we or our subsidiaries were not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for such year to an effective 2% United States federal income tax on the shipping income we or they derive during such year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.

Any dividends paid by us may not qualify for preferential rates of United States federal income taxation in the hands of United States non-corporate shareholders.

          We expect that any dividends paid on our common shares to a United States shareholder who is an individual, trust or estate will generally be treated as “qualified dividend income” that is taxable at preferential United States federal income tax rates (through 2012). Our dividends will be so treated provided that (1) our common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange, on which our common shares are traded); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we believe we have not been, are not and do not anticipate being in the future); (3) the recipient of the dividend has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the recipient of the dividend is not under an obligation to make related payments with respect to positions in substantially similar or related property.

          There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a United States non-corporate shareholder. For example, under current law, the preferential rate for qualified dividend income is scheduled to expire on December 31, 2012. If the preferential rate for such dividends is not extended, then any dividends paid by us after December 31, 2012 will be treated as ordinary income. In addition, legislation has been previously introduced in the United States Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment. Finally, our dividends would not be “qualified dividend income” if we are treated as a PFIC for the taxable year in which we pay the dividend or the immediately preceding taxable year.

We will be required to make additional capital expenditures to expand the number of vessels in our fleet and to maintain all our vessels, which will be dependent on additional financing.

          Our business strategy is based in part upon the expansion of our fleet through the purchase of additional vessels. If we are unable to fulfill our obligations under any memorandum of agreement for future vessel acquisitions, the sellers of such vessels may be permitted to terminate such contracts and we may forfeit all or a portion of the down payments we already made under such contracts, and we may be sued for any outstanding balance.

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

          Our success depends to a significant extent upon the abilities and efforts of our technical manager, SSM, our commercial manager, SCM, and our management team. Our success will depend upon our and our managers’ ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition.

          Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.

          Our technical and commercial managers are affiliates of Scorpio Group, which is owned and controlled by the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member. Conflicts of interest may arise between us, on the one hand, and our commercial and technical managers, on the other hand. As a result of these conflicts, our commercial and technical managers, who have limited contractual duties, may favor their own or their owner’s interests over our interests. These conflicts may have unfavorable results for us.

Our founder, Chairman and Chief Executive Officer has affiliations with our commercial and technical managers which may create conflicts of interest.

          Emanuele Lauro, our founder, Chairman and Chief Executive Officer, is a member of the Lolli-Ghetti family which owns and controls our commercial and technical managers. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of April 1, 2011, our commercial and technical managers provide commercial and technical management services to approximately 75 and 18 vessels respectively, other than the vessels in our fleet, that are owned or operated by entities affiliated with Mr. Lauro, and such entities may acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations.

Our Chief Executive Officer and President do not devote all of their time to our business, which may hinder our ability to operate successfully.

          Messrs. Lauro and Bugbee, our Chief Executive Officer and President, respectively, are involved in other business activities with members of the Scorpio Group, which may result in their spending less time than is appropriate or necessary to manage our business successfully. Based solely on the anticipated relative sizes of our fleet and the fleet owned by members of the Scorpio Group over the next twelve months, we estimate that Messrs. Lauro and Bugbee will spend approximately 70-85% of their monthly business time on our business activities and their remaining time on the business of members of the Scorpio Group. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our commercial and technical managers are each privately held companies and there is little or no publicly available information about them.

          SCM is our commercial manager and SSM is our technical manager. SCM’s and SSM’s ability to render management services will depend in part on their own financial strength. Circumstances beyond our control could impair our commercial manager’s or technical manager’s financial strength, and because each is a privately held company, information about the financial strength of our commercial manager and technical manager is not available. As a result, we and our shareholders might have little advance warning of financial or other problems affecting our commercial manager or technical manager even though their financial or other problems could have a material adverse effect on us.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

          We have entered into various contracts, including charter agreements with our customers, consisting of a long-term fixed-rate charter agreement and tanker pool agreements for each of our vessels operating in the Scorpio Group pools, and our credit facilities entered into in June 2010 and March 2011. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The failure of our charterers to meet their obligations under our time charter agreements, on which we depend for a majority of our revenues, could cause us to suffer losses or otherwise adversely affect our business.

          As of the date of this annual report, we employed one tanker under a fixed rate long-term time charter agreement with a remaining duration of approximately 8.5 months. The ability and willingness of each of our counterparties to perform its obligations under a time charter or other agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such oil. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charterhire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased tanker charter rate levels. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the tanker industry.

          We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

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

RISKS RELATED TO OUR INDEBTEDNESS

Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

          Borrowing under the credit facilities we entered into in June 2010 and March 2011 requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facility bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

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

Our credit facilities contain restrictive covenants which limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

          Our credit facilities impose operating and financial restrictions on us. These restrictions limit our ability, or the ability of our subsidiaries party thereto to:

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

          Therefore, we will need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to you if we determine to do so in the future, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

If the recent volatility in LIBOR rates continues, it will affect the interest rate under our existing credit facility or future credit facilities which could affect our profitability, earnings and cash flow.

          Amounts borrowed under our credit facility entered into in June 2010 bears interest at an annual rate ranging from 3.0% to 3.5% above LIBOR, and amounts borrowed under the credit facility entered into in March 2011 bears interest at an annual rate of 2.75% above LIBOR. LIBOR rates have recently been volatile, with the spread between those rates and prime lending rates widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by amounts that we may drawdown under our existing credit facility or future credit facilities fluctuate with changes in the LIBOR rates, if this volatility were to continue, it would affect the amount of interest payable on amounts that we were to draw down from our existing credit facility or future credit facilities, which in turn, would have an adverse effect on our profitability, earnings and cash flow.

ITEM 4. INFORMATION ON THE COMPANY

     A. History and Development of the Company

          Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands pursuant to the Marshall Islands Business Corporations Act on July 1, 2009 by Simon Financial Limited, or Simon, the 100% owner of Liberty Holding Company Ltd., or Liberty. On October 1, 2009, Simon transferred to Scorpio Tankers Inc. three vessel owning and operating subsidiary companies. Prior to becoming a public company, the operating subsidiaries were owned by Simon. On April 6, 2010, we closed the issuance of 12,500,000 shares of common stock at $13.00 per share in our initial public offering and received net proceeds of $149.6 million, after deducting underwriters’ discounts and offering expenses. A subsidiary of Liberty retained ownership of the 5,589,147 shares it owned before the offering. Our principal executive offices are located at 9, Boulevard Charles III, Monaco 98000. Our telephone number is +377-9798-5716. Our stock trades on the New York Stock Exchange (NYSE) under the symbol STNG.

          On April 9, 2010, using the proceeds of our initial public offering, we repaid in full the outstanding balance of $38.9 million due under the credit facility entered into by our subsidiaries Senatore Shipping Company Limited and Noemi Shipping Company Limited with The Royal Bank of Scotland plc, as lender, in 2005, or the 2005 Credit Facility.

          On April 19 and 22, 2010, we entered into agreements to purchase four double-hulled Handymax tankers for an aggregate purchase price of $99.0 million. Three of the ships, STI Conqueror, STI Gladiator and STI Matador, were built at the Shina Shipbuilding Co. Ltd. in South Korea: two ships in 2003 and one ship in 2005. The fourth ship, STI Highlander, was built at the Hyundai Mipo Dockyard in South Korea in 2007.

          On May 4, 2010, pursuant to the underwriters’ exercise of their over-allotment option that we granted in connection with our initial public offering, we closed the issuance of 450,000 shares of common stock at $13.00 and received $5.2 million, after deducting underwriters’ discounts.

          On May 13, 2010, we entered into agreements to purchase two LR1 ice class 1A product tankers (STI Heritage and STI Harmony) each with an existing short-term time charter contract. The two ships were built in 2008 and 2007, respectively, at the Onomichi Dockyard in Japan. The aggregate purchase price of $92.0 million included an estimated $2.3 million related to the value of their existing time charter contracts. Both time charter contracts carried rates of $25,500 per day per ship plus 50% profit sharing over the base rate and expired in September 2010 for the vessel built in 2007 and November 2010 for the vessel built in 2008. The time charters, which were signed in 2007, were with an affiliate of Scorpio Tankers Inc.

          On June 9, 2010, we announced that we took delivery of three products tanker vessels that we previously agreed to acquire, STI Harmony, STI Heritage and STI Conqueror.

          On July 9, 2010, we announced that we took delivery of STI Matador, and on August 3, 2010, we announced that we took delivery of STI Gladiator and STI Highlander.

          On September 21, 2010, we entered into an agreement to purchase an LR2 Aframax product tanker, STI Spirit, for a purchase price of $52.2 million. The ship was built in 2008and is charter free. The agreement also includes two purchase options with the seller. Each option grants the Company the right, but not the obligation, to purchase a 2008 built LR1 ice class-1A product tanker (approximately 63,600 dead weight tons) for a price of $45.0 million. Each option can be exercised at any time until September 2011. These options have not been exercised as of the date of this report.

          On November 10, 2010, we announced that we took delivery of STI Spirit, the LR2 Aframax product tanker (approximately 113,100 dead weight tons) that we previously agreed to acquire.

          On November 22, 2010, we closed on a follow-on public offering of 4,575,000 shares of common stock at $9.80 per share. After deducting underwriters’ discounts and paying offering expenses, the net proceeds were approximately $41.8 million, and 510,204 shares were issued in a concurrent private placement to a member of the Lolli-Ghetti family for total proceeds of $5.0 million. On December 2, 2010, we closed the issuance of 686,250shares of common stock at $9.80 and received $6.4 million, after deducting underwriters’ discounts, when the underwriters in our follow-on public offering fully exercised their over-allotment option.

          On December 12, 2010 the 2010 built LR1 product tanker, BW Zambesi (76,577 dwt), was delivered to us on a time charter in agreement. The term of the agreement was for one year from the date of delivery at a charterhire rate of $13,850 per day with an option to extend for an additional year at a charterhire rate of $14,850 per day. The vessel is currently operating in the Scorpio Panamax Tanker Pool.

          On December 24, 2010, we agreed to charter in the Krisjanis Valdemars, a 2007 built Handymax ice-class 1B product tanker (37,266 dwt) for 10 months at $12,000 per day. The agreement also includes a profit and loss sharing provision whereby 50% of all profits and losses (the difference between the vessel’s pool earnings and the charter hire expense) will be shared with the owner of the vessel. The vessel was delivered in February 2011.

          On December 24, 2010, we agreed to charter in the Kraslava, a 2007 built Handymax ice-class 1B product tanker (37,258 dwt), for one year at $12,070 per day. The vessel was delivered on January 26, 2011.

          On December 30, 2010, we agreed to charter in the Histria Azure, a 2007 built Handymax product tanker (40,394 dwt), for one year at $12,250 per day. The vessel was delivered on February 6, 2011. The agreement includes an option for Scorpio Tankers to extend for an additional year at $13,750 per day or $12,250 per day with a 50% profit sharing agreement.

          On March 9, 2011, we executed a credit facility with DVB Bank SE for a senior secured term loan facility for $27.3 million, which partially finances the STI Spirit which we acquired on November 10, 2010.

          In March 2011, we entered into an agreement pursuant to which an unaffiliated third party has the option to purchase one of our Handymaxes. If the option is exercised, we would realize a gain on the sale of approximately $5 million. The buyer is required to notify us if it intends to exercise such option by the end of May 2011.

          On April 5, 2011, we entered into a time charter agreement for a 2007 built Handymax ice class 1B product tanker, the Kazdanga. This vessel will be chartered-in for one year at $12,345 per day and is expected to be delivered in June 2011. The agreement includes an option to extend the charter for an additional year at $13,335 per day.

     B. Business Overview

          We are engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets. Our fleet as of December 31, 2010 consisted of ten wholly owned tankers (four LR1 tankers, four Handymax tankers, one LR2 tanker and one post-Panamax tanker) and one time chartered-in LR1 tanker. Below is our fleet list as of the date of this annual report:

	Vessel Name	Year Built	DWT	Ice Class	Employment

	Owned vessels
1	Noemi	2004	72,515	—	Time Charter(1)
2	Senatore	2004	72,514	—	SPTP (2)
3	Venice	2001	81,408	1C	SPTP (2)
4	STI Conqueror	2005	40,158	1B	SHTP (3)
5	STI Harmony	2007	73,919	1A	SPTP (2)
6	STI Heritage	2008	73,919	1A	SPTP (2)
7	STI Matador	2003	40,096	—	SHTP (3)
8	STI Gladiator	2003	40,083	—	SHTP (3)
9	STI Highlander	2007	37,145	1A	SHTP (3)
10	STI Spirit	2008	113,100	—	SLR2P(4)

	Owned DWT		644,857

	Time Chartered-In (TC-IN) Vessels					Daily Base Expense	Expiry (5)

11	BW Zambesi	2010	76,577	—	SPTP (2)	$13,850	11-Dec-11(6)
12	Histria Azure	2007	40,394	—	SHTP (3)	$12,250	06-Feb-12(7)
13	Kraslava	2007	37,258	1B	SHTP (3)	$12,070	26-Jan-11
14	Krisjanis Valdemars	2007	37,266	1B	SHTP (3)	$12,000	14-Dec-11(8)

	TC-IN DWT		191,495

	Total DWT		836,352

(1)	Noemi is time chartered by King Dustin, which is a related party.

(2)	The vessel operates in Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by Scorpio Commercial Management (SCM). SPTP and SCM are related parties to the Company.

(3)	These vessels operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties of the Company.

(4)	This vessel operates in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by Scorpio Commercial Management (SCM). SLR2P and SCM are related parties to the Company.

(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.

(6)	The agreement contains an optional second year for a rate of $14,850/ day.

(7)

The agreement contains an option for a second year at a rate of $13,750/ day, or $12,250/day with a 50% profit sharing agreement whereby 50% of the profits over $12,250/day will be distributed to the vessel owner.

(8)	The agreement contains a 50% profit and loss sharing agreement with the vessel owner whereby we would split all of the vessel’s profits and losses above or below $12,000/day with the vessel owner.

          Operations

          Generally, we operate our vessels on time charters or in commercial pools (such as the Scorpio Aframax Tanker Pool, Scorpio LR2 Pool, Scorpio Panamax Tanker Pool, and Scorpio Handymax Tanker Pool).In certain circumstances (e.g. when a vessel is acquired), our vessels can operate in the spot market. As of the date of this annual report:

•	Noemi was on time charter.

•	STI Spirit was operating in the Scorpio LR2 Pool.

•	Senatore, Venice, STI Harmony, STI Heritage and BW Zambesi were operating in the Scorpio Panamax Tanker Pool.

•	STI Conqueror, STI Matador, STI Gladiator, STI Highlander, Krisjanis Valdemars, Kraslava and Histria Azure were operating in the Scorpio Handymax Tanker Pool.

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

          Commercial Pools

          To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.

          Commercial Management Agreement

          Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM. SCM is a related party and SCM’s services include securing employment, in the spot market and on time charters, for the Company’s vessels. SCM also manages the Scorpio LR2 Tanker Pool, Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool. When our vessels operate in one of the commercial pools managed by SCM, we pay SCM an agent fee of $250 per vessel per day plus 1.25% commission per charter fixture for Panamax, LR1 and LR2 vessels and $300 per vessel per day for Handymax vessels. When our vessels are operating outside of such commercial pools, we pay SCM a fee of $250 per vessel per day plus a 1.25% commission of gross revenues per charter fixture for Panamax, LR1 and LR2 vessels and $300 per vessel per day for Handymax vessels, which are the same fees SCM charges third parties.

          We signed commercial management agreements in December 2009 for Noemi, Senatore and Venice for a period of three years, which may be terminated upon a two year notice. We have also signed similar agreements for the vessels that we acquired in 2010, and we expect to sign similar agreements for additional vessels that we may acquire in the future.

          Technical Management Agreement

          Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, a related party, with the exception of two vessels we have recently acquired which are being technically managed by an unaffiliated technical manager. SSM is owned by members of the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the Company’s vessels such as drydocks and vetting/inspection under a technical management agreement. We currently pay SSM $548 per vessel per day to provide technical management services for each of our vessels. This fee is the same charged to third parties by SSM, and therefore the Company believes it represents a market rate for such services.

          We signed the technical management agreements with SSM in December 2009 for a period of three years, which may be terminated upon a two year notice. We have also signed similar agreements for the vessels that we acquired and agreed to acquire so far in 2010, and we expect to sign similar agreements for additional vessels that may acquire in the future.

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

          We pay our Administrator a fee for arranging vessel purchases and sales for us, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. For the seven vessels (STI Conqueror, STI Harmony, STI Heritage, STI Matador, STI Gladiator, STI Highlander and STI Spirit) purchased in 2010, the Administrator earned $2.4 million. We believe this 1% fee on purchases and sales is customary in the tanker industry.

          Further, pursuant to our administrative services agreement, Liberty, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

          Our administrative services agreement, whose effective commencement began in December 2009, has a duration of three years.

The International Tanker Market

General

          International seaborne oil and petroleum products transportation services are mainly provided by two types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. Both types of operators transport oil under short-term contracts (including single-voyage “spot charters”) and long-term time charters with oil companies, oil traders, large oil consumers, petroleum product producers and government agencies. The oil companies own, or control through long-term time charters, approximately one third of the current world tanker capacity, while independent companies own or control the balance of the fleet. The oil companies use their fleets not only to transport their own oil, but also to transport oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market.

          The current international financial crisis is affecting the international tanker market. It is expected that the global fleet will increase during 2011 because of the present order book. However, some shipping companies are now facing challenges in financing their large newbuilding programs, as shipping banks are more restrictive than before in granting credit. The current financial upheaval may delay deliveries of newbuildings and may also lead to the cancellation of newbuilding orders, and there have been reports of cancellations of tanker newbuildings from certain yards. Shipping companies with high debt or other financial commitments may be unable to continue servicing their debt, which could lead to foreclosure on vessels.

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

          In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. A tanker’s carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity: (i) Ultra Large Crude Carrier, or ULCC, with a size range of approximately 320,000 to 450,000 dwt; (ii) Very Large Crude Carrier, or VLCC, with a size range of approximately 200,000 to 320,000 dwt; (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt; (iv) Aframax-size range of approximately 80,000 to 120,000 dwt; (v) Panamax-size range of approximately 60,000 to 70,000 dwt; and (vi) small tankers of less than approximately 60,000 dwt. ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope. Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the East Coast of the United States. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products. Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

THE INTERNATIONAL OIL TANKER SHIPPING INDUSTRY (Source: Drewry’s)

          All the information and data presented in this section, including the analysis of the various sectors of the oil tanker shipping industry has been provided by Drewry. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Oil Tanker Demand

          Demand for crude oil and refined petroleum products is affected by a number of factors including general economic conditions (including increases and decreases in industrial production), oil prices, environmental concerns, weather conditions, and competition from alternative energy sources.

          As the following figures indicate the world economy grew at a fairly consistent rate in the period 2000 to 2008, but growth came to an abrupt halt in 2009 as the world went into a global depression. The downturn was short-lived and the most recent data suggest that the world economy returned to positive growth in 2010, with China and India being the main engines of growth.

World Oil Consumption: 1990 - 2010
(Million Barrels Per Day)

(1) Provisional

Source: Drewry Maritime Research

          World oil consumption has generally experienced sustained growth since 2000, albeit it declined in 2009 due to the downturn in the global economy. The provisional data for 2010 however suggests that world oil demand rebounded strongly.

          World oil consumption in 2010 is provisionally estimated at 86.9 million barrels per day. Since 2000 it has grown at a compound annual growth rate, or CAGR, of approximately 1.2%.

          Regionally, oil consumption is either static or declining in most of the developed world, but is increasing in most of the developing world as the following chart indicates. In recent years, Asia, in particular China has been the main generator of additional demand for oil, with this demand largely supplied from traditional sources such as the Middle East. In the period 2000 to 2010 Chinese oil consumption grew by a CAGR of 6.7% to reach 9.2 million barrels per day in 2010.

          Oil consumption on a per capita basis is still low in countries such as China and India when compared with the United States and Western Europe.

          Seasonal trends also affect world oil consumption and consequently oil tanker demand. While trends in consumption do vary with season, peaks in tanker demand quite often precede seasonal consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.

          Production trends have naturally followed the underlying pattern in oil consumption, allowing for the fact that changes in the level of oil inventories also play a part in determining production levels.

          Production and exports from the Middle East (largely OPEC) have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates, due to the relatively long distances between this supply source and typical destination ports. Oil exports from short-haul regions, such as Latin America and the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyage length as compared to oil exports from the Middle East. Therefore, production in short-haul regions historically has had less of an impact on the demand for larger vessels while increasing the demand for vessels in the Handy, Panamax and Aframax market segments.

Oil Refinery Capacity

          Oil refineries also vary greatly in the quantity, variety and specification of products that they produce, and it is common for tankers to take products into and out of the same refinery. This global multi-directional trade pattern enables owners and operators of product tankers to engage in charters of triangulation, and thereby maximize revenue.

          Changes in refinery throughput are to a certain extent driven by changes in the location of capacity, and capacity increases are taking place mostly in the developing world, especially in Asia. In turn, this is leading to changes in voyage patterns and longer voyages.

          In response to growing domestic demand, Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, with the Middle East and other emerging economies following behind. By contrast, refinery throughput in North America has actually declined in the last decade.

          The shift in global refinery capacity from the developed to the developing world is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East, with relatively little capacity additions planned for North America and Europe.

          Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, with the Middle East and other developing regions following behind. By contrast, refinery throughput in North America has actually declined in the last decade. The shift in global refinery capacity from the developed to the developing world is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East, with relatively little capacity additions planned for regions such as North America and Europe.

World Oil Trades

          World oil trades are naturally the result of geographical imbalances between areas of oil consumption and production, although it is important to recognize that in sectors such as refined petroleum products, arbitrage can have an impact on trade flows.

          The volume of crude oil moved by sea each year also reflects the underlying changes in world oil consumption and production. Seaborne trade in crude oil in 2010 is provisionally estimated at 2.3 billion tons, while refined petroleum product movements are provisionally estimated at 875 million tons.

          Demand for oil tankers is primarily determined by the volume of crude oil and refined petroleum products transported and the distances over which they are transported. Tanker demand is generally expressed in ton miles and is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

          The transportation of crude oil is typically unidirectional, in that most oil is transported from a few areas of production to many regions of consumption, where it is refined into petroleum products. Conversely, the transportation of refined petroleum products and associated cargoes is multi-directional, in that there are several areas of both production and consumption.

          The growth in the volume of oil moved by sea since 2000 had been quite modest, but the absolute volume of trade hides the fact that changes in the pattern or trade have had quite a positive impact on tanker demand when expressed in terms of ton miles. In the period 2000 to 2010 ton mile demand in the tanker sector grew at a CAGR of 3.2%, whereas the overall increase in trade over the same period was 1.6%. As a result of changes in the pattern of trade the average haul length of refined product trades has risen from a recent market low of 2,544 miles (loaded voyage only) in 2002 to 3,320 miles in 2010, equivalent to an increase of 30%.

          One of the reasons for the increase in average voyage lengths is the growth in Chinese crude oil imports and in particular the fact that it is sourcing crude oil from long haul destinations such as West Africa and Brazil. Chinese crude oil imports almost tripled in the period 2000 to 2009 and in so doing had a very positive impact on demand for crude oil tankers, especially VLCCs.

Oil Tanker Supply

          The world oil tanker fleet is generally divided into five major types of vessel classifications, based on vessel carrying capacity. Additionally, the tanker fleet is divided between crude tankers that carry crude oil or residual fuel oil (“dirty” products), and product tankers that carry refined petroleum products (“clean” products) such as gasoline, jet fuel, kerosene, naphtha and gas oil.

The main fleet categories are Very Large Crude Carrier (VLCC), Suezmax, Aframax, Panamax and Handy oil tankers.

Category	Size Range - Dwt

Handy	10-49,999
Panamax	50-79,999
Aframax	80-119,999
Suezmax	120-199,999
VLCC	200,000 +

          In order to benefit from economies of scale, tanker charterers transporting crude oil will typically charter the largest possible vessel, taking into consideration port and canal size restrictions and optimal cargo lot sizes. The main tanker vessel types are:

          While product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes, as a vessel’s tank must be cleaned prior to loading a different cargo type. Product tankers do not form a distinct vessel classification, but are identified on the basis of various factors, including technical and trading histories.

          The following analysis focuses on “straight” product tankers and does not include ships with chemical carrying capability.

Oil Tanker Fleet – March 31, 2011

Size Category	Deadweight Tons	Number of Vessels	% of Fleet (Number)	Total Capacity (Million Dwt )	% of Fleet (Dwt)

VLCC	>200,000	548	18.0	166.1	43.6
Suezmax	120,000-199,000	418	13.7	64.2	16.9
Aframax	80,000-119,000	874	28.7	92.6	24.3
Panamax	50,000-79,999	443	14.6	30.8	8.1
Handymax/size	10,000-49,999	758	24.9	27.3	7.2

Total		3,041	100.0%	381.0	100.0%

Source: Drewry Maritime Research

          Between the end of 2000 and March 2011 the overall size of the tanker fleet grew by close to 50% with increases in fleet size taking place across all sectors, with the exception of the small ship category.

The Product Tanker Fleet

          The supply of tankers is measured in deadweight tons, or dwt. The supply of tanker capacity is determined by the age and size of the existing global fleet, the number of vessels on order and the number of ships removed from the fleet by scrapping and international regulations. Other factors which can affect the short-term supply of tankers include the number of combined carriers (vessels capable of trading wet and dry cargoes) trading in the oil market and the number of tankers in storage, dry-docked, awaiting repairs or otherwise not available or out of commission (collectively, “lay-up” or total inactivity).

The product tanker fleet as of March 31, 2011 by the above definition comprises 1,218 ships of 66.6 million dwt.

World Product(1) Tanker Fleet March31, 2011

Size Category	SizeRange (Deadweight Tons)	Number of Vessels	% of Fleet	Total Capacity (Million Dwt )	% of Fleet (Dwt)

LR2	>80,000	170	14.0%	18.4	27.6%
LR1	50,000-79,999	308	25.3%	21.5	32.3%
MR2	25,000-49,999	570	46.8%	24.1	36.2%
MR1	10,000-24,999	170	14.0%	2.6	4.3%

Total		1,218	100.0%	66.6	100.0%

(1) Excludes chemical tankers

Source: Drewry Maritime Research

          Over the years, the supply of the smallest product tanker category (10,000-29,999 dwt) fleet has declined in favor of the larger ships that are more suited to long-haul routes.

World Product Tanker Fleet: Age Profile, March 31, 2011

Left Hand Scale = Million Dwt; Right Hand Scale = No of Ships; Bottom Scale = Dwt Size Category

Source: Drewry Maritime Research

Oil Tanker Orderbook

          As of March 31, 2011 the tanker orderbook amounted to 656 tankers of 104.4 million dwt, equivalent to 27.4% of the current fleet.

World Oil Tanker Orderbook, March 31, 2011

Size Category	Deadweight Tons	Number of Vessels	% of Fleet (Number)	Total Capacity (Million Dwt )	% of Fleet (Dwt)

VLCC	>200,000	179	32.7	56.3	33.9
Suezmax	120,000-199,999	150	35.9	23.2	36.2
Aframax	80,000-119,999	135	15.4	14.8	16.0
Panamax	50,000-79,999	104	23.5	6.8	22.1
Handy	10,000-49,9999	88	11.6	3.3	12.0

Total		656	21.6%	104.4	27.4%

Source: Drewry Maritime Research

Product Tanker Orderbook

          As of March 31, 2011 the product tanker orderbook amounted to 212 ships of 13.4 million dwt, equivalent to 20.1% of the current fleet. Other tankers within these size ranges that do not have protective coatings and are thus suitable for carrying only crude cargoes have been excluded from the table below.

World Product Tanker Orderbook, March 31, 2011

Size Category	Deadweight Tons	Number of Vessels	% of Existing Fleet - No	Total Capacity (Million Dwt)	% of Existing Fleet - Dwt

LR2	>80,000	40	23.5%	4.5	24.5%
LR1	50,000-79,999	90	29.2%	5.8	27.0%
MR2	25,000-49,999	66	11.6%	2.9	12.0%
MR1	10,000-24,999	16	9.4%	0.2	7.7%

Total		212	17.4%	13.4	20.1%

Source: Drewry Maritime Research

World Product Tanker Orderbook Delivery Schedule, November 30, 2010

	2011		2012		2013		2014+		Total

Size	No.	M Dwt	No.	M Dwt	No.	M Dwt	No.	M Dwt	No.	M Dwt

10,000-24,999	14	0.2	2	0.0	0	0.0	0	0.0	16	0.2
25,000-49,999	41	1.8	22	1.0	3	0.1	0	0.0	66	2.9
50,000-79,999	49	3.4	25	1.4	16	1.0	0	0.0	90	5.8
80,000+	19	2.1	16	1.8	2	0.2	3	0.4	40	4.5

Total	123	7.5	65	4.2	21	1.3	3	0.4	212	13.4

“No.” = Number of Vessels. “M Dwt” = Millions of Dwt.

Source: Drewry Maritime Research

The Product Tanker Freight Market

Freight Rates

          Tanker charter hire rates and vessel values for all tankers are influenced by the supply and demand for tanker capacity. However, the product segment generally appears less volatile than other crude market segments because these vessels mainly transport refined petroleum products that are not subject to the same degree of volatility as the crude oil market. Also, time charter rates are generally less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility. The recent trends in rates in the time charter equivalent of spot rates and time charter rates are shown in the tables below.

          Tanker charter hire rates and vessel values for all tankers are strongly influenced by the supply and demand for tanker capacity. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handy market compared to the tanker market as a whole.

          From 2005 to 2007, time charter rates for all sizes of oil tankers rose quite steeply, reflecting the fact that buoyant demand for oil and increased sea-borne movements of oil generated additional demand for tanker capacity. This led to a much tighter balance between vessel demand and supply. However, as the world economy weakened in the second half of 2008, demand for oil also fell and had a negative impact on tanker demand and freight rates. Rates therefore declined in 2009, only to recover in the early part of 2010, before falling once again in the summer months and then remaining weak into 2011.

Oil Tanker One Year Time Charter Rates: 2000-2011
(US$/Day Period Averages)

Size Category	Handysize	Handymax	Aframax	Suezmax	VLCC

DWT	30,000	45,000	90-95,000	150,000	280,000

2000	12,454	13,958	18,854	27,042	35,250
2001	15,583	17,563	23,125	30,500	37,958
2002	11,417	13,288	16,896	17,750	23,458
2003	13,267	14,846	19,146	26,104	33,604
2004	15,629	19,029	29,500	37,875	53,900
2005	18,854	25,271	35,021	42,292	60,125
2006	21,417	26,792	35,233	42,667	55,992
2007	22,000	24,500	33,143	43,042	53,333
2008	21,438	23,092	34,708	46,917	74,662
2009	13,675	14,850	19,663	27,825	38,533
2010	11,000	12,388	18,571	25,967	36,083

March 2011	12,000	13,000	16,000	21,000	29,000

Source: Drewry Maritime Research

          In general terms, time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility.

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

          A variety of government, quasi-governmental and private organizations subject our tankers to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry), labor organizations (including but not limited to the International Transport Workers’ Federation), charterers, terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our tankers. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

          We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the tanker industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. Such laws and regulations frequently change and may impose increasingly strict requirements. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, any serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, including the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

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

          Air Emissions

          In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and adversely affect our business, cash flows, results of operations and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments entered into force on July 1, 2010. The amended Annex VI is expected to reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, has since implemented equivalent emissions standards.

          On March 26, 2010, the IMO amended MARPOL to designate areas extending up to 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada and the Hawaiian Islands and certain portions of French waters as Emission Control Areas under the MARPOL Annex VI amendments. Once the designations take effect in August 2012, ocean-going vessels in these areas will be subject to stringent emission controls. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

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

          The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. SSM has obtained documents of compliance for its offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.

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

          Pollution Control and Liability Requirements

          IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, or the CLC, although the United States is not a party. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance or other financial security for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

          In addition, IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM, in February 2004. BWM’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. BWM will not become effective until 12 months after it has been adopted by 30 states, the consolidated merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. However, the IMO’s Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If ballast water treatment becomes mandatory, the cost of compliance could be significant.

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

          Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

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

          Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation), and our fleet is entirely composed of vessels of this size class. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

          Through our P&I Club membership, we expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Greenhouse Gas Regulation

          The IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a proposed finding that greenhouse gases threaten the public health and safety. In addition, climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

          Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•

on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•

a continuous synopsis record kept onboard showing a vessel’s history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

          The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by classification societies

          Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in-class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

•

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

          All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

          Vessels have their underwater parts inspected every 30 to 36 months. Depending on the vessel’s age and other factors, this inspection can often be done afloat with minimal disruption to the vessel’s commercial deployment. However, vessels are required to be drydocked, meaning physically removed from the water, for inspection and related repairs at least once every five years from delivery. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

          Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being “in-class” by American Bureau of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

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

     Protection and Indemnity Insurance

          Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, and covers our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by mutual protection and indemnity associations, or “clubs.” Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited.

          As a member of a P&I Club that is a member of the International Group of P&I Clubs, or the International Group, we carry protection and indemnity insurance coverage for pollution of $1 billion per vessel per incident. The P&I Clubs that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Although the P&I Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these risks are to be shared by the participating P&I Clubs. We are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Clubs comprising the International Group.

     C.  Organizational Structure

     As of December 31, 2010, Scorpio Tankers Inc. owned 100% of the 12 subsidiaries listed below.

Company	Incorporated in

Noemi Shipping Company Limited	The Republic of The Marshall Islands
Senatore Shipping Company Limited	The Republic of The Marshall Islands
Venice Shipping Company Limited	The Republic of The Marshall Islands
STI Harmony Shipping Company Limited	The Republic of The Marshall Islands
STI Heritage Shipping Company Limited	The Republic of The Marshall Islands
STI Conqueror Shipping Company Limited	The Republic of The Marshall Islands
STI Matador Shipping Company Limited	The Republic of The Marshall Islands
STI Gladiator Shipping Company Limited	The Republic of The Marshall Islands
STI Highlander Shipping Company Limited	The Republic of The Marshall Islands
STI Spirit Shipping Company Limited	The Republic of The Marshall Islands
STI Chartering and Trading Limited	The Republic of The Marshall Islands
Sting LLC	State of Delaware, United States of America

     D.  Property, Plant and Equipment

For a description of our fleet, see “Item 4.A. – History and Development of the Company” and “ Item 4.B. Business Overview – Our Fleet”.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     A.  Operating Results

          The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in “ITEM 18. Financial Statements”. You should also carefully read the following discussion with “Risk Factors,” “The International Tanker Industry,” “Cautionary Statement Regarding Forward-Looking Statements.” The consolidated financial statements as of December 31, 2010 and 2009 and for the three years ended December 31, 2010 have been prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements are presented in U.S. Dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.

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

          We anticipate additional opportunities to expand our fleet through acquisitions of tankers, and we believe that recent downward pressure on tanker values will present attractive investment opportunities to ship operators that have the necessary capital resources. We may purchase secondhand vessels that meet our specifications or newbuilding vessels, either directly from shipyards or from the current owners with shipyard contracts. The timing of these acquisitions will depend on our ability to identify suitable vessels on attractive purchase terms. Since our initial public offering, we have purchased seven vessels, all of which have been delivered as of December 31, 2010. We also time chartered-in four vessels, one prior to December 31, 2010 and three after December 31, 2010, all of which have been delivered and put into our pools as of the date of this annual report.

          We generate revenues by charging customers for the transportation of their crude oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates; and

•

Time charters, whereby vessels we operate and for which we are responsible for crewing and other vessel operating costs are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

•

Commercial Pools, whereby we participate with other shipowners, operate a large number of vessels as an integrated transportation system which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COA’s, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market. We are responsible for crewing and other vessel operating costs for our vessels that operate in these pools.

          The table below illustrates the primary distinctions among these types of arrangements:

	Voyage Charter	Time Charter	Commercial Pool

Typical contract length	Single voyage	One year or more	Varies

Hire rate basis(1)	Varies	Daily	Varies

Voyage expenses(2)	We pay	Customer pays	Pool pays

Vessel operating costs (3)	We pay	We pay	We pay

Off-hire(4)	Customer does not pay	Customer does not pay	Pool does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.

(2)

“Voyage expenses” refers to expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.

(3)	Defined below under “—Important Financial and Operational Terms and Concepts.”

(4)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydocking.

          As of December 31, 2010, ten vessels, the Venice, Senatore, STI Conqueror, STI Gladiator, STI Harmony, STI Heritage, STI Highlander, STI Matador STI Spirit and BW Zambesi, were operating in the pools managed by SCM. The majority of the vessels in these pools trade in the spot market. The Noemi was chartered to a customer under a fixed-rate long-term time charter contract that, as of the date of this annual report, has a remaining duration of approximately 8.5 months.

IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS

          We use a variety of financial and operational terms and concepts. These include the following:

          Vessel revenues. Vessel revenues primarily include revenues from time charters, pool revenues and voyage charters (in the spot market). Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter, vessels in pools and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.

          Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. The shipowner pays all voyage expenses, and all vessel operating costs unless the vessel to which the charter relates has been time chartered-in.

          Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate time charter equivalent revenues.

          Vessel operating costs. We are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crews and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.

          Additionally, these costs include technical management fees charged by SSM. Historically, our fees under technical management arrangements with SSM were under management agreements with other Scorpio Group entities, which are related parties of ours. Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical consolidated financial statements included elsewhere in this annual report. We are currently party to a technical management agreement with SSM. Under this agreement, SSM provides us with technical services and the ability to subcontract technical management of the ships with our approval. We pay market-based fees for this service.

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

          Time charter equivalent revenue or rates. Time charter equivalent, or TCE, revenue or rates, is a standard shipping industry performance measure which is used to compare results between different charter types. TCE revenue is vessel revenue less voyage expenses. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of days in the period.

          Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.

          Average number of vessels. Historical average number of vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.

          Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and ship owner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the ship owner may use different ships to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators such as pools or ship owners with large fleets of the same vessel type. All of the ship’s operating, voyage and capital costs are borne by the ship owner while the freight rate normally is agreed on a per cargo ton basis.

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

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS

          You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•

Our vessel revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. If we choose to pay dividends in the future, this will, from period to period, affect the cash available to pay such dividends. We intend to employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on SCM’s outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:

	•	global and regional economic and political conditions;

	•	increases and decreases in production of and demand for crude oil and petroleum products;

	•	increases and decreases in OPEC oil production quotas;

	•	the distance crude oil and petroleum products need to be transported by sea; and

	•	developments in international trade and changes in seaborne and other transportation patterns.

•

Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

•

Our general and administrative expenses were affected by the commercial management and administrative services agreements we entered into with SCM and Liberty Holding Company Ltd., respectively in December 2009, and costs incurred from being a public company. Historically, we incurred management fees for commercial and administrative management under management agreements with other Scorpio Group entities, which are parties related to us. Since agreements with related parties are by definition not at arm’s length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical consolidated financial statements included elsewhere in this annual report.

In December 2009, we entered into a commercial management agreement with SCM. We also entered into an administrative services agreement with Liberty Holding Company Ltd., our Administrator. Under these agreements, SCM provides us with commercial services and our Administrator provides us with administrative services. We pay fees under our commercial management agreement, which are identical to what SCM charges to its pool participants, including third-party owned vessels. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry. Our general and administrative management fees incurred prior to December 1, 2009 are estimates of the value of the general and administrative services provided by Scorpio Group affiliates to us. These fees may not have been equivalent to a market-based fee. The new technical and administrative services agreements were negotiated at rates similar to the rates under the previous agreements, which we believe are customary in the tanker industry. In addition, we continue to incur additional general and administrative expenses as a result of being a publicly traded company, including costs associated with annual reports to shareholders and SEC filings, investor relations, New York Stock Exchange fees and tax compliance expenses.

RESULTS OF OPERATIONS

          The following tables separately present our operating results for the years ended December 31, 2010, 2009 and 2008.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010 COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

	For the year
	Ended December 31,
				Percentage
	2010	2009	Change	Change

Vessel revenue	$38,797,913	$27,619,041	$11,178,872	40%
Vessel operating costs	(18,440,492)	(8,562,118)	(9,878,374)	115%
Voyage expenses	(2,542,298)	—	(2,542,298)	100%
Charterhire	(275,532)	(3,072,916)	2,797,384	(91%)
Impairment	—	(4,511,877)	4,511,877	(100%)
Depreciation	(10,178,908)	(6,834,742)	(3,344,166)	49%
General and administrative expenses	(6,200,094)	(416,908)	(5,783,186)	1387%
Interest expense—bank loan	(3,230,895)	(699,115)	(2,531,780)	362%
Net realized and unrealized (loss)/gain on derivative financial instruments	(279,560)	148,035	(427,595)	(289%)
Interest income	36,534	4,929	31,605	641%
Other expense, net	(508,766)	(256,292)	(252,474)	99%

Net (Loss)/income	$(2,822,098)	$3,418,037	$(6,240,135)	(183%)

          Net Loss/income. For the year ended December 31, 2010,we incurred a net loss of $2.8 million, compared to net income of $3.4 million for the year ended December 31, 2009. The differences between the two periods are discussed below.

          Vessel revenue. Vessel revenue was $38.8 million for the year ended December 31, 2010, an increase of $11.2 million, or 40%, from vessel revenue of $27.6 million for the year ended December 31, 2009. The following table summarizes our revenue:

	For the year
	Ended December 31,

	2010	2009	Change	% change

Owned vessels
Time charter revenue	$19,417,128	$17,203,709	$2,213,419	13%
Pool revenue	15,179,603	7,438,726	7,740,877	104%
Voyage revenue	3,916,529	—	3,916,529	0%
Time chartered-in vessels
Pool revenue	284,653	2,976,606	(2,691,953)	(90%)

TOTAL	$38,797,913	$27,619,041	$11,178,872	40%

          The increase in time charter revenue of $2.2 million, or 13%, was the result of an increase in the overall number of days of vessels on time charter from 693 in 2009 to 854 in 2010. This increase was driven by the acquisition of the STI Harmony and STI Heritage in June 2010, which were acquired with existing time charter contracts that expired in September and December 2010, respectively. These contracts, along with the time charter contracts for Noemi and Senatore comprised the time charter revenue for 2010. The Noemi and Senatore, which were under time charter arrangements beginning in 2007, comprised the time charter revenue for 2009. The time charter contract for the Senatore expired in August 2010 and the time charter contract for the Noemi is scheduled to expire in December 2011. This increase was offset by a decrease in the daily TCE rates from $24,824 per day in 2009 to $22,729 in 2010.

          The increase in pool revenue of $7.7 million, or 104%, was due to an increase in the number of days that vessels were employed in the pools from 486 in 2009 to 1,205 in 2010. In 2009 the Venice and Noemi (which was under a time charter in arrangement until May 2009) were the only vessels operating in the pool (Scorpio Panamax Tanker Pool). In 2010, nine of our owned vessels and one of our time chartered-in vessels operated in either the Scorpio Aframax, Scorpio Panamax or Scorpio Handymax tanker pools. This increase was offset by an overall decrease in daily TCE rates from $21,425 per day in 2009, to $12,833 per day in 2010.

          The increase in voyage revenue is a result of an increase in the number of days that our vessels operated in the spot market from 0 in 2009 to 177 in 2010. During 2010, our newly purchased vessels, STI Conqueror, STI Gladiator, STI Matador and STI Highlander operated in the spot market prior to their entry in the Scorpio Handymax Tanker Pool for 167 days. Additionally, the Senatore operated in the spot market for 10 days subsequent to the termination of its time charter agreement and prior to its entry in the Scorpio Panamax Tanker Pool.

          The reduction of pool revenue for time chartered-in vessels of $2.7 million, or 90%, was due to a reduction of time chartered-in operating days from 121 in 2009 to 20 in 2010. In 2009, the Noemi was time chartered-in for 121 days, while in 2010, the BW Zambesi was time chartered in for 20 days. Both vessels operated in the Scorpio Panamax Tanker Pool.

          Vessel operating costs. Vessel operating costs for owned vessels of $18.4 million for the year ended December 31, 2010, increased $9.9 million, or 115%, from $8.6 million for the year ended December 31, 2009. The increase is the result of an additional 1,163 operating days in 2010 which was driven by the purchase of seven additional vessels in 2010.

          Voyage expenses. The increase in voyage expenses is a result of an increase in the number of days that our vessels operated in the spot market from 0 in 2009 to 177 in 2010. During 2010, our newly purchased vessels, STI Conqueror, STI Gladiator, STI Matador and STI Highlander operated in the spot market for 167 days prior to their entry in the Scorpio Handymax Tanker Pool. Additionally, the Senatore operated in the spot market for 10 days subsequent to the termination of its time charter agreement and prior to its entry in the Scorpio Panamax Tanker Pool.

          Charterhire. Charterhire expense of $0.3 million for the year ended December 31, 2010 decreased $2.8 million, or 91%, from $3.1 million for the year ended December 31, 2009. The decrease was due to 101 less operating days in the year ended December 31, 2010 and a reduction in the charter-hire rate we paid on our time chartered-in vessels in 2010 compared to 2009. The BW Zambesi was chartered in for a total of 20 days in 2010 at a charter-hire rate of $13,850 per day. The Noemi was chartered-in by us for 121 days in 2009 at a charter-hire rate of $26,750 per day plus a 50% profit and loss arrangement where we agreed to pay 50% of the vessel’s earnings in the pool above the daily charter-hire rate, and we would receive 50% of the vessels earnings in the pool below $26,750 per day. For year ended December 31, 2009, we recorded a reduction in the charterhire expense of $108,000 because the vessel’s earnings in the pool were less than $26,750 per day.

          Impairment. In the year ended December 31, 2009, we recognized an impairment loss of $4.5 million for Noemi and Senatore. This impairment loss was triggered by reductions in vessel values, and represented the difference between the carrying value and recoverable amount, being fair value less cost to sell. We determined the fair value of each vessel by adding (i) the charter free market value of the vessel to (ii) the discounted value of each vessel’s time charter, which is the difference between each vessel’s time charter contracted rate and the market rate for a similar type of vessel with a similar contracted duration. In determining the charter free market value, we took into consideration the estimated valuations provided by an independent ship broker. No impairments were recognized in the year ended December 31, 2010.

          Impairment methodology

          The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. At each reporting period end date, we review the carrying amounts of our vessels to determine whether there is any indication that those vessels may have suffered an impairment loss. In this regard, fluctuations in market values below carrying values are considered to represent an impairment triggering event that necessitates performance of a full impairment review.

          Impairment losses are calculated as the excess of a vessel’s carrying amount over its recoverable amount. Under IFRS, the recoverable amount is the higher of an asset’s (i) fair value less costs to sell and (ii) value in use. Fair value less costs to sell is defined by IFRS as “the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal”. When we calculate value in use, we discount the expected future cash flows to be generated by our vessels to their net present value.

          Our evaluation is performed on an individual vessel basis. The first step of our impairment evaluation is to assess the fair value less cost to sell of our vessels by obtaining vessel valuations from leading, independent and internationally recognized ship brokers. We do this once each year. We then compare the market values from the broker valuations (less an estimate of selling costs) to each vessel’s carrying value and, if the carrying value exceeds the vessel’s market value, an indicator of impairment exists. The indicator of impairment prompts us to perform a calculation of the potentially impaired vessel’s value in use.

          In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. In developing estimates of future cash flows, we make assumptions about future charter rates, vessel operating expenses, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Reasonable changes in the assumptions for the discount rate or future charter rates could lead to a value in use for some of our vessels that is equal to or less than the carrying amount for such vessels. All of the aforementioned assumptions have been highly volatile in both the current market and historically.

          All of our owned vessels were built within the past ten years and delivered to us within the past seven years, with seven of our ten owned vessels being delivered in the year ended December 31, 2010. Thus, our fleet is relatively new. However, given the current and historical volatility in market prices for similar vessels and recent downward pressure on charter rates, the independent broker valuations we obtained in the current year reflected potential indicators of impairment for six of our ten owned vessels.

          At December 31, 2010, we performed an assessment as described above. At that date, the carrying amounts of our vessels were greater than the basic, meaning charter free, market value for six of our ten owned vessels. In line with our policy, for each of the aforementioned six vessels we performed a value in use calculation where we estimated the vessel’s future cash flows based on a combination of the latest forecast time charter rates for the next three years (obtained from a third party service provider), the ten year historical average of charter rates in the shipping industry for periods thereafter, and our best estimate of vessel operating expenses. These cash flows were then discounted to their present value, using a discount rate based on our current borrowing rates adjusted for certain credit risks. The value in use calculations were greater than the carrying amounts of the vessels in all instances, which resulted in no impairment being recognized. In addition, if the charter rates were adjusted downward by 5% or the discount rate was increased by 1% the value in use of the vessels would still have exceeded the carrying value of the six vessels in question.

          Illustrative comparison of possible excess of carrying amounts over estimated charter-free market value of certain vessels

          During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. As described above, our accounting policy is such that while this is considered to be an impairment triggering event, recoverable amount which considers value in use must also be considered. In this regard, we have concluded that the value in use for our vessels is higher than their carrying values and consequently, no impairment is required.

          The table set forth below indicates (i) the carrying amount of each of our vessels as of December 31, 2010, (ii) which of our vessels had a higher or lower carrying value than vessel valuations we received from two shipping brokers, and (iii) the aggregate difference between the carrying amount and the market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would record a loss if we sold those vessels with a carrying value higher than their vessel valuations, or a gain if we sold those vessels with a carrying value lower than their vessel valuations, in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale.

          Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•

vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

          As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values and revenues are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

	Vessel Name	Year Built	Carrying value (in $ millions)

1	Noemi	2004	$37.4	(1)
2	Senatore	2004	35.7	(2)
3	Venice	2001	21.2	(2)
4	STI Conqueror	2005	26.1	(1)
5	STI Harmony	2007	44.5	(1)
6	STI Heritage	2008	44.2	(2)
7	STI Matador	2003	22.6	(1)
8	STI Gladiator	2003	22.7	(1)
9	STI Highlander	2007	26.8	(2)
10	STI Spirit	2008	52.3	(1)

	Total		$333.5

(1)

Indicates vessels for which we believe, as of December 31, 2010, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $5.5 million.

(2)

Indicates vessels for which we believe, as of December 31, 2010, the basic charter-free market value is higher than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels is less than their aggregate basic charter-free market value by approximately $14.6 million.

          We note that one of our vessels, the Noemi, is currently employed under a long-term, time charter, which expires in December 2011. If we sell this vessel with the charter attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms. In the case of the Noemi, we believe this is an above-market time charter, and that if this vessel were sold with the charter attached, we would receive a premium over its basic charter-free market value.

          We refer you to the risk factor entitled “The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and adversely affect our operating results” and the discussion herein under the heading “Risks Related To Our Industry.”

          Depreciation. Depreciation of $10.2 million for the year ended December 31, 2010 increased $3.3 million, or 49%, from $6.8 million for the year ended December 31, 2009. The increase in depreciation expense was primarily due to an increase in our average number of owned vessels from 3.00 in 2009 to 6.19 in 2010. This increase was offset by a change in the depreciable life of our owned vessels from 20 to 25 years in the second quarter 2010. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. This change in estimate was applied prospectively and the impact on the income statement for the year ended December 31, 2010 resulted in a decrease in depreciation expense and increase in net income of $1.2 million. This change will result in a decrease in depreciation expense of approximately $1.6 million for each year prospectively until the 20 year anniversary date of the vessels impacted by this change. It was also offset by an increase in the estimated residual value due to changes in scrap rates since December 31, 2009. This change resulted in a decrease in depreciation expense of $0.4 million in the year ended December 31, 2010, as compared to the depreciation which would have been recorded using the estimated residual values prevailing at December 31, 2009. See discussion of this change in estimate in Note 1 to the audited consolidated financial statements included in “ITEM 18 Financial Statements”.

          General and administrative expense. General and administrative expense, which includes the commercial management and administrative fees, of $6.2 million for the year ended December 31, 2010, increased $5.8 million, or 1,387%, from $0.4 million for the year ended December 31, 2009. This increase is a result of incremental costs incurred to operate as a public company. Specifically, general and administrative expenses in 2010 were comprised of salaries of $2.4 million, restricted stock amortization of $1.0 million, legal and professional fees of $0.9 million, commercial management fees of $0.9 million, directors’ and officers’ insurance and fees of $0.6 million and other related expenses. General and administrative expenses in 2009 were comprised of commercial management fees of $0.3 million and other related expenses.

          Interest expense—bank loan. Interest expense-bank loan was $3.2 million for the year ended December 31, 2010, an increase of $2.5 million or 362% from $0.7 million for year ended December 31, 2009. The year ended December 31, 2010 included interest expense of $2.6 million on the 2010 Credit Facility and 2005 Credit Facility in addition to $0.5 million of lender commitment fees on the undrawn portion of the 2010 Credit Facility and $0.1 million of other finance charges. The year ended December 31, 2009 included interest expense on the 2005 Credit Facility.

          Net realized/unrealized (loss) on derivative financial instruments. Gain/(loss) on derivatives from our interest rate swap, which consists of realized and unrealized gains and losses, was a realized loss of $0.3 million for the year ended December 31, 2010. For the year ended December 31, 2009, there was an unrealized gain of $1.0 million offset by a realized loss of $0.8 million. The unrealized gains and losses reflect the adjustment of the market value of the swap (the contract rate versus the current market rate). The realized loss is the result of the settlement difference between contracted interest rates and the actual market interest rates (LIBOR). The interest rate swap, which was related to the 2005 Credit Facility was terminated on April 9, 2010.

          Interest income. Interest income was $36,534 for the year ended December 31, 2010, an increase of $31,605 or 641% from the $4,929 for the year ended December 31, 2009. The increase was primarily due to an increase in our cash balance during the period.

          Other expense, net. Other expense, net was a loss of $508,766 for the year ended December 31, 2010, and a net loss of $256,292 for the year ended December 31, 2009. The increase was primarily driven by expenses incurred for the initial public offering in April 2010.

          Results of operations – segment analysis

          Panamax/LR1 segment

          The following table summarizes vessel operations for our Panamax segment

	For the year
Panamax/LR1 segment	Ended December 31,
				Percentage Change
	2010	2009	Change

Vessel revenue	$29,344,505	$27,619,041	$1,725,464	6%
Vessel operating costs	(12,363,968)	(8,562,118)	3,801,850	44%
Voyage expenses	(253,106)	—	253,106	(100%)
Charterhire expense	(275,532)	(3,072,916)	(2,797,384)	(91%)
Impairment	—	(4,511,877)	(4,511,877)	(100%)
Depreciation	(7,493,632)	(6,834,742)	658,890	10%
General and administrative expenses	(600,476)	(416,908)	183,568	44%
Interest expense, net	(133,708)	(694,186)	(560,478)	(81%)
Realized and unrealized (loss)/gain on derivative financial instruments	(279,560)	148,035	427,595	(289%)
Other expense, net	(4,420)	(256,292)	(251,872)	(98%)

Segment profit	$7,940,103	$3,418,037	4,522,066	132%

Time charter revenue per day	22,729	24,824	(2,095)	(8%)
Pool revenue per day	15,213	21,425	(6,212)	(29%)
Voyage revenue per day	2,839	—	2,839	100%
Operating costs per day	8,189	7,819	370	5%

Time charter revenue days	854	693	161	23%
Pool revenue days	634	486	148	30%
Voyage revenue days	10	—	10	100%
Operating days	1,510	1,095	415	38%

Average number of owned vessels	4.14	3.00	1.14	38%
Average number of time chartered-in vessels	0.05	0.33	(0.28)	(85%)

          Vessel Revenue. The increase in revenue of $1.7 million, or 6%, was the result of an increase in the overall number of total revenue days from 1,179 days in 2009 to 1,499 days in 2010. This was driven by the acquisition of the STI Harmony and STI Heritage in June 2010 which were acquired with existing time charter contracts that expired in September and December 2010, respectively. These, along with the time charter contracts with the Noemi and Senatore comprised the time charter revenue for 2010. This is compared to 2009 where only the Noemi and Senatore were under time charter arrangements beginning in 2007. The time charter contract for the Senatore expired in August 2010 and the time charter contract for the Noemi is scheduled to expire in December 2011.

          The number of days of vessels employed in the pool increased from 486 in 2009 to 634 in 2010. In 2010, four of our owned vessels and one of our time chartered-in vessels operated in the Scorpio Panamax Tanker Pool. In 2009 the Venice and Noemi (which was under a time charter-in arrangement) were the only vessels operating in the pool (Scorpio Panamax Tanker Pool). The increase was offset by an overall decrease in daily TCE rates from $21,425 per day in 2009, to $15,213 per day in 2010.

          Vessel operating costs. Vessel operating costs increased as a result of an increase in the number of operating days from 1,095 in 2009 to 1,510 in 2010 which was driven by the purchase of the STI Harmony and STI Heritage in the second quarter 2010.

          Voyage expenses. The increase in voyage expenses is a result of the Senatore operating in the spot market for 10 days subsequent to the termination of its time charter agreement and prior to its entry in the Scorpio Panamax Tanker Pool.

          Charterhire. Charterhire expense of $0.3 million for the year ended December 31, 2010 decreased $2.8 million, or 91%, from $3.1 million for the year ended December 31, 2009. The decrease was due to 101 less operating days in the year ended December 31, 2010and a reduction in the charter-hire rate we paid on our time chartered-in vessels in 2010 compared to 2009. The BW Zambesi was chartered in for a total of 20 days in 2010 at a charter-hire rate of $13,850 per day. The Noemi was chartered-in by us for 121 days in 2009 at a charter-hire rate of $26,750 per day plus a 50% profit and loss arrangement where we agreed to pay 50% of the vessel’s earnings in the pool above the daily charter-hire rate, and we would receive 50% of the vessels earnings in the pool below $26,750 per day. For the year ended December 31, 2009, we recorded a reduction in the charterhire expense of $108,000 because the vessel’s earnings in the pool were less than $26,750 per day.

          Impairment. In the year ended December 31, 2009, we recognized an impairment loss of $4.5 million for Noemi and Senatore, both Panamax vessels. No impairment was recognized in 2010.

          Depreciation. Depreciation and amortization expense of $7.5 million for the year ended December 31, 2010, increased $0.7 million, or 10%, from $6.8 million for the year ended December 31, 2009. The increase in depreciation expense was primarily due to an increase in our average number of owned vessels from 3.00 in 2009 to 4.14 in 2010. This increase was offset by the effect from a change in the depreciable life of our owned vessels from 20 to 25 years, which occurred in the second quarter of 2010, together with the effect of an increase in estimated residual values of our vessels. See discussion of these changes in Note 1 to the audited consolidated financial statements included in “ITEM 18 Financial Statements.”

          General and administrative expense. General and administrative expense of $0.6 million for the year ended December 31, 2010, increased $0.2 million or 44% from $0.4 million for the year ended December 31, 2009. General and administrative expenses for the Panamax/LR1 segment primarily consist of commercial management fees and administrative fees to SCM. The increase is the result of an increase in the average number of owned vessels from 3.00 in 2009 to 4.14 in 2010. These fees are described in Note 14 to the audited consolidated financial statements in “ITEM 18 Financial Statements”.

          Interest expense, net. Interest expense, net was $0.2 million for the year ended December 31, 2010, a decrease of approximately $0.6 million or 81% from $0.7 million for year ended December 31, 2009. Interest expense for the Panamax/LR1 segment represents interest for the 2005 Credit Facility. Interest expense in 2010 represents only three months of interest as this facility was repaid in April 2010 while 2009 represents interest expense incurred for the entire year.

          Net realized/unrealized (loss) on derivative financial instruments. Gain/(loss) on derivatives from our interest rate swap, which consists of realized and unrealized gains and losses, was a realized loss of $0.3 million for the year ended December 31, 2010. For the year ended December 31, 2009, there was an unrealized gain of $1.0 million offset by a realized loss of $0.8 million. The unrealized gains and losses reflect the adjustment of the market value of the swap (the contract rate versus the current market rate). The realized loss is the result of the settlement difference between contracted interest rates and the actual market interest rates (LIBOR). The interest rate swap, which was related to the 2005 Credit Facility, was terminated on April 9, 2010.

          Other expense, net. Other expense, net was a loss of $4,420 for the year ended December 31, 2010, and a net loss of $256,292 for the year ended December 31, 2009. The change was primarily driven by expenses incurred in 2009 for the initial public offering in April 2010. IPO related expenses incurred in 2010 were not recorded as part of the Panamax/LR1 segment.

          Aframax/LR2 segment

          On November 2010, we took delivery of the STI Spirit, a 113,091 dwt Aframax/LR2 product tanker. From delivery on November 10, 2010 through January 11, 2011, the STI Spirit operated in the Scorpio Aframax Tanker Pool, which traded a mix of crude and product tankers. As of March 25, 2011, this vessel joined the Scorpio LR2 Pool, which focuses solely on product tankers. This is the only vessel operating in our Aframax/LR2 segment. We did not have vessels operating in this segment in prior years.

          The following table summarizes vessel operations for our Aframax segment.

For the year
Aframax/LR2 segment	Ended December 31,

2010

Vessel revenue	$641,278
Vessel operating costs	(426,788)
Depreciation	(293,211)
General and administrative expenses	(14,747)
Interest income	778

Segment loss	$(92,690)

Pool revenue per day	12,460
Operating costs per day	8,293

Pool revenue days	51
Operating days	51

Average number of owned vessels	0.14

          Handymax segment

          In June and July 2010 we took delivery of the Handymax vessels STI Conqueror, STI Gladiator, STI Matador and STI Highlander. These vessels operated in the spot market prior to their entry in the Scorpio Handymax Tanker Pool for a total of 167 days. These vessels currently comprise all of the vessels in our Handymax operating segment. We did not have vessels operating in this segment in prior years.

          The following table summarizes vessel operations for our Handymax segment.

For the year
Handymax segment	Ended December 31,

2010

Vessel revenue	$8,812,130
Vessel operating costs	(5,649,736)
Voyage expenses	(2,289,192)
Charterhire expense	—
Depreciation	(2,389,669)
General and administrative expenses	(266,509)
Interest income	1,383

Segment loss	$(1,781,593)

Pool revenue per day	9,965
Voyage revenue per day	8,077
Operating costs per day	8,107

Pool revenue days	520
Voyage revenue days	167
Operating days	697

Average number of owned vessels	1.91

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009 COMPARED TO THE YEAR ENDED DECEMBER 31, 2008

	For the year
	Ended December 31,
				Percentage Change
	2009	2008	Change

Vessel revenue	$27,619,041	$39,274,196	$(11,655,155)	(30%)
Vessel operating costs	(8,562,118)	(8,623,318)	61,200	(1%)
Charterhire	(3,072,916)	(6,722,334)	3,649,418	(54%)
Impairment	(4,511,877)	—	(4,511,877)	—
Depreciation	(6,834,742)	(6,984,444)	149,702	(2%)
General and administrative expenses	(416,908)	(600,361)	183,453	(31%)
Interest expense—bank loan	(699,115)	(1,710,907)	1,011,792	(59%)
Net realized and unrealized gain/(loss) on derivative financial instruments	148,035	(2,463,648)	2,611,683	(106%)
Interest income	4,929	35,492	(30,563)	(86%)
Other expense, net	(256,292)	(18,752)	(237,540)	(1267%)

Net Income	$3,418,037	$12,185,924	$(8,767,887)	(72%)

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

          Vessel revenue. Revenue was $27.6 million for the year ended December 31, 2009, a decrease of $11.7 million, or 30%, from revenue of $39.3 million for the year ended December 31, 2008. The following table summarizes our revenue:

	For the year
	Ended December 31,

	2009	2008	Change	% change

Owned vessels
Time charter revenue	$17,203,709	$18,293,963	$(1,090,254)	(6%)
Pool revenue	7,438,726	13,201,424	(5,762,698)	(44%)
Time chartered-in vessels
Pool revenue	2,976,606	7,778,809	(4,802,203)	(62%)

TOTAL	$27,619,041	$39,274,196	$(11,655,155)	(30%)

          The reduction in time charter revenue of $1.1 million, or 6%, was primarily the result of Noemi and Senatore both being drydocked in 2009. Noemi was drydocked in August 2009 (off-hire for 23 days), which reduced revenue by $0.6 million, and Senatore was drydocked in May 2009 (off-hire for 14 days), which reduced revenue by $0.4 million. Noemi and Senatore were employed on time charters that began in 2007 for the years ended December 31, 2009 and 2008.

          The reduction in pool revenue for the owned vessel Venice of $5.8 million, or 44%, was due to a decrease in the spot market rates. The majority of the vessels in the Scorpio Panamax Tanker Pool operate in the spot market.

          The reduction of the pool revenue for time chartered-in vessels of $4.8 million, or 62%, was due to 95 less operating days in the year ended December 31, 2009 due to the termination of a time charter-in of a vessel that was chartered in for the period of April 29, 2008 to May 1, 2009 and a decrease in spot market rates, which resulted in a decrease in the pool rates.

          Vessel operating costs. Vessel operating costs for owned vessels for the years ended December 31, 2009 and 2008 were $8.6 million in each year; there were no significant changes in vessel operating costs from one year to another.

          Charterhire. Charterhire expense of $3.1 million for the year ended December 31, 2009 decreased $3.6 million, or 54%, from $6.7 million for the year ended December 31, 2008. The decrease was due to 95 less operating days in the year ended December 31, 2009 due to the termination of a time charter-in vessel in May 2009, and a reduction in the profit and loss arrangement included in the charterparty. The vessel was chartered-in by us from May 29, 2008 to May 1, 2009 at $26,750 per day plus a 50% profit and loss arrangement where we agreed to pay 50% of the vessel’s earnings in the pool above the daily charterhire rate, and we would receive 50% of the vessels earnings in the pool below $26,750 per day. For the year ended December 31, 2009, we recorded a reduction in charterhire expense of $108,000 because the vessel’s earnings in the pool were less than $26,750 per day. For the year ended December 31, 2008, we recorded an increase in the charterhire expense of $1.0 million because the vessel’s earnings in the pool were more than $26,750 per day.

          Impairment. In the year ended December 31, 2009, we recognized an impairment loss of $4.5 million for Noemi and Senatore. This impairment loss was triggered by reductions in vessel values, and represented the difference between the carrying value and recoverable amount, being fair value less cost to sell. We determined the fair value of each vessel by adding (i) the charter free market value of the vessel to (ii) the discounted value of each vessel’s time charter, which is the difference between each vessel’s time charter contracted rate and the market rate for a similar type of vessel with a similar contracted duration. In determining the charter free market value, we took into consideration the estimated valuations provided by an independent ship broker.

          General and administrative expense. General and administrative expense, which includes commercial management and administrative fees, of $0.4 million for the year ended December 31, 2009, decreased $0.2 million, or 31%, from $0.6 million for the year ended December 31, 2008. This decrease in 2009 primarily resulted from the reduction in the administrative fees charged by our managers.

          Interest expense—bank loan. Interest expense-bank loan was $0.7 million for the year ended December 31, 2009, a decrease of $1.0 million, or 59%, from $1.7 million for year ended December 31, 2008. The decrease in interest expense was primarily due to a reduction in LIBOR and a decrease in the principal outstanding during the periods the 2005 Credit Facility was outstanding, which was paid in full from the proceeds of the initial public offering. The average interest rate including margin decreased to 1.70% for the year ended December 31, 2009 from 3.71% for the year ended December 31, 2008. The average principal for the year ended December 31, 2009 and 2008 was $41.6 million and $45.2 million, respectively.

          Gain/(loss) on derivative financial instruments. Gain/(loss) on derivatives from our interest rate swap, which consists of realized and unrealized gains and losses, was a gain of $0.1 million for the year ended December 31, 2009; there was an unrealized gain of $1.0 million offset by a realized loss of $0.8 million. For the year ended December 31, 2008, there was a loss on derivatives of $2.5 million, which was from an unrealized loss of $2.1 million and a realized loss of $0.4 million. The unrealized gains and losses reflect the adjustment of the market value of the swap (the contract rate versus the current market rate). The realized loss is the result of the settlement difference between contracted interest rates and the actual market interest rates (LIBOR).

          Interest income. Interest income was $4,929 for the year ended December 31, 2009, a decrease of $30,563, or 86%, from the $35,492 for the year ended December 31, 2008. The decrease was primarily due a reduction in interest rates for our cash deposits and reduction in the cash balance.

          Other expense, net. Other expense, net was a loss of $256,292 for the year ended December 31, 2009, and a loss of $18,752 for the year ended December 31, 2008. This change was primarily the result of sundry finance expenses and changes in foreign currency gains and losses.

          Results of operations – segment analysis

          Panamax segment

          As discussed in Note 1 to the consolidated financial statements in Item 18 below, the Panamax/LR1 segment was our only operating segment in 2009 and 2008. Therefore, all discussion regarding fluctuations in income statement account line items between the periods can be obtained from the 2009 compared to 2008 consolidated results of operations discussion above.

          The following table summarizes income from vessel operations for our Panamax/LR1 segment

	For the year
Panamax/LR1 segment	Ended December 31,
				Percentage Change
	2009	2008	Change

Vessel revenue	$27,619,041	$39,274,196	$(11,655,155)	(30%)
Vessel operating costs	(8,562,118)	(8,623,318)	(61,200)	(1%)
Charterhire expense	(3,072,916)	(6,722,334)	(3,649,418)	(54%)
Impairment	(4,511,877)	—	4,511,877	(100%)
Depreciation	(6,834,742)	(6,984,444)	(149,702)	(2%)
General and administrative expenses	(416,908)	(600,361)	(183,453)	(31%)
Interest expense, net	(694,186)	(1,675,415)	(981,229)	(59%)
Realized and unrealized (loss)/gain on derivative financial instruments	148,035	(2,463,648)	(2,611,683)	(106%)
Other expense, net	(256,292)	(18,752)	237,540	1267%

Segment profit	$3,418,037	$12,185,924	(8,767,887)	(72%)

Time charter revenue per day	24,824	36,049	(11,225)	(31%)
Pool revenue per day	21,425	24,992	(3,567)	(14%)
Operating costs per day	7,819	7,875	(56)	(1%)

Time charter revenue days	693	732	(39)	(5%)
Pool revenue days	486	582	(96)	(16%)
Operating days	1,095	1,314	(219)	(17%)

Average number of owned vessels	3.00	3.00	—	0%
Average number of time chartered-in vessels	0.33	0.59	(0.26)	(44%)

          B.  Liquidity and Capital Resources

          On April 6, 2010, we closed the issuance of 12,500,000 shares of common stock at $13.00 per share in our initial public offering and received net proceeds of $149.6 million, after deducting underwriters’ discounts and offering expenses. On April 9, 2010, we repaid in full the outstanding balance of $38.9 million of our 2005 Credit Facility from the proceeds of the initial public offering. On May 4, 2010, we closed the issuance of 450,000 shares of common stock at $13.00 and received $5.2 million, after deducting underwriters’ discounts, when the underwriters in the Company’s initial public offering partially exercised their over-allotment option.

          On June 2, 2010, we executed our $150.0 million loan facility, the 2010 Credit Facility, which is described below. During 2010 we drew the entire amount of the 2010 Credit Facility to partially finance the vessel acquisitions.

          On November 22, 2010, we closed on a follow-on public offering of 4,575,000 shares of common stock at $9.80 per share. After deducting underwriters’ discounts and paying offering expenses, the net proceeds were approximately $41.8 million. On December 2, 2010, we closed the issuance of 686,250 shares of common stock at $9.80 and received $6.4 million, after deducting underwriters’ discounts, when the underwriters in our follow-on public offering fully exercised their over-allotment option. Additionally, 510,204 shares were issued in a concurrent private placement to a member of the Lolli-Ghetti family for total proceeds of $5.0 million.

          The remaining proceeds of our initial public offering and follow-on offering will be used for working capital, general corporate expenses, and vessel acquisitions.

          On March 9, 2011, we executed a credit facility with DVB Bank SE (described below) for a senior secured term loan facility for $27.3 million.

          Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessel operations, which are currently derived from our time charter-out contract for the Noemi and the pool income from our remaining vessels. Time charters provide contracted revenue that reduces the volatility (rates can fluctuate within months) and seasonality (rates are generally stronger in first and fourth quarters of the year) from vessels that operate in the spot market. The pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. We believe these cash flows from operations, and our cash balance will be sufficient to meet our existing liquidity needs for the next 12 months from the date of this annual report.

          As of December 31, 2010, our cash balance was $68.2 million, which is up from our cash balance of $0.4 million as of December 31, 2009. The increase in cash balance was due to proceeds from our initial public offering in April 2010 along with the subsequent follow-on offering in November 2010 in addition to the full draw down of our 2010 Credit Facility. These proceeds were offset by the purchase of seven vessels throughout the year. For the year ended December 31, 2010, our net cash inflow from operating activities was $4.9 million, our net cash outflow from investing activities was $245.6 million and the net cash inflow from financing activities was $308.4 million. For the year ended December 31, 2009, our net cash inflow from operating activities was $9.3 million and the net cash outflow from financing activities was $12.5 million, which included a dividend $8.7 million.

          As of December 31, 2010, our long-term liquidity needs were comprised of our debt repayment obligations for our 2010 Credit Facility and obligations under our four time charter-in arrangements.

          The 2010 Credit Facility and STI Spirit Credit Facility require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, loan to value ratios and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

          We have one vessel which as of December 31, 2010, is scheduled to be drydocked within the next 12 months for an estimated cost of $0.9 million.

Cash Flows

          The table below summarizes our sources and uses of cash for the periods presented:

	For the Year Ended
	December 31,
	2010	2009	2008

Condensed Cash Flows
Cash inflow from operating activities	$4,906,478	$9,305,851	$24,837,892
Cash outflow from investing activities	(245,594,809)	—	—
Cash inflow/(outflow) from financing activities	308,430,737	(12,468,990)	(22,384,000)

Cash flows for the year ended December 31, 2010 compared to the year ended December 31, 2009

     Cash inflow from operating activities

          Net cash inflow from operating activities was $4.9 million for the year ended December 31, 2010, which was a decrease of $4.4 million from the year ended December 31, 2009. The primary reasons for the decrease were (i) an increase in vessel operating expenses of $9.9 million, (ii) an increase in voyage expenses of $2.5 million (iii) an increase in general and administrative expenses of $5.8 million, (iv) an increase in interest expense of $2.5 million, (v) a net increase in other assets and liabilities of $7.5 million and (vii) an interest rate swap termination payment of $1.9 million. These increases were offset by (i) an increase in vessel revenue of $11.2 million, (ii) a decrease in charter hire expense of $2.8 million, (iii) a decrease of realized losses on derivative financial instruments of $0.5 million, (iv) a decrease in drydock payments of $0.6 million, (v) a decrease of shareholder receivables $3.9 million, (vi) a one-time payment to shareholders of $3.2 million in 2009 and (vii) non-cash amortization expense of $3.3 million (relating to the amortization of acquired time charter contracts of $2.3 million and restricted stock amortization of $1.0 million which is included in the change in vessel revenue and general and administrative expenses above).

     Cash outflow from investing activities

          Cash outflow from investing activities was $245.6 million for the year ended December 31, 2010; no cash was used for investing activities in the year ended December 31, 2009. This increase is entirely attributable to the cash payments for the purchase and delivery of three vessels in June 2010, two vessels in July 2010, one vessel in August 2010 and one vessel in November 2010.

•

Two of the tankers delivered in June 2010 are LR1 ice class 1A sister ships, STI Harmony and STI Heritage, and were acquired for an aggregate price of $92.9 million (including a 1% commission paid to Liberty, a related party administrator), which included an estimated $2.3 million related to the value of the existing time charter contracts. The third vessel delivered in June 2010 was the STI Conqueror, which is a Handymax ice class 1B ship, and was acquired for $26.3 million (including a 1% commission paid to Liberty, a related party administrator).

•

The vessels delivered in July 2010 were the STI Matador and STI Gladiator which are Handymax vessels and were acquired for an aggregate price of $46.4 million (including a 1% commission paid to Liberty, a related party administrator).

•

The vessel delivered in August 2010, the STI Highlander, which is a Handymax vessel was acquired for a purchase price of $27.3 million (including a 1% commission paid to Liberty, a related party administrator).

•	The vessel acquired in November 2010, the STI Spirit, an LR2 Aframax product tanker for a purchase price of $52.7 million(including a 1% commission paid to Liberty, a related party administrator).

o

The agreement also included two purchase options with the seller. Each option grants us the right, but not the obligation, to purchase a 2008 built LR1 ice class-1A product tanker (approximately 63,600 dead weight tons) for a price of $45.0 million. Each option can be exercised at any time until September 2011. The combined fair value of the two options has been estimated at $126,337. The fair value of the options has been reflected as part of other assets and the options will be expensed through the income statement if they are impaired or expire unexercised.

     Cash inflow from/(outflow from) financing activities

          Cash flow from financing activities was an inflow $308.4 million for the year ended December 31, 2010, and an outflow of $12.5 million for the year ended December 31, 2009 representing a $320.9 million increase in cash flow compared to the prior year. This increase was due to the net proceeds of the initial public offering of $154.8 million, proceeds from the issuance of long-term debt under the 2010 Credit Facility of $150.0 million and net proceeds from the follow-on offering in November 2010 of $53.2 million offset by principal payments on the 2010 Credit Facility of $4.8 million, the repayment of the 2005 Credit Facility of $39.8 million, payment of deferred financing fees under the 2010 Credit Facility of $2.2 million and the acquisition of treasury shares of $2.6 million. Cash outflow from financing activities for the year ended December 31, 2009 was attributable to dividends paid of $8.6 million, bank loan repayments of $3.6 million and the payment expenses related to the initial public offering of $0.3 million.

Cash flows for the year ended December 31, 2009 compared to the year ended December 31, 2008

     Cash inflow from operating activities

          Net cash inflow from operating activities was $9.3 million for the year ended December 31, 2009, which was a decrease of $15.5 million from the year ended December 31, 2008. The primary reasons for the decrease were (i) lower revenues from the vessels in the pool ($10.6 million), (ii) 37 off-hire days for two of the vessels that were in drydock during 2009 ($1.0 million); changes in the shareholder receivable and payable ($7.7 million) and (iii) drydock payments for two of our vessels that were performed in 2009 ($1.6 million). These reductions were partially offset by (i) a decrease in the charterhire expense ($3.6 million), and (ii) changes in other assets and liabilities ($1.8 million).

     Cash flow from investing activities

          There was no cash used in investing activities for either of the periods.

     Cash outflow from financing activities

          Cash outflow from financing activities was $12.5 million for the year ended December 31, 2009, which was $9.9 million less than the cash used for the year ended December 31, 2008. This decrease was due to a reduction in dividends paid of $10.1 million ($8.7 million for the year ended December 31, 2009 and $18.8 million in the year ended December 31, 2008). During the years ended December 31, 2009 and 2008, we made scheduled principal payments on our debt of $3.6 million.

Long-Term Debt Obligations and Credit Arrangements

     2005 Credit Facility

          Two of our wholly-owned subsidiaries, Senatore Shipping Company Limited and Noemi Shipping Company Limited, were joint and several borrowers under a loan agreement dated May 17, 2005, or the 2005 Credit Facility, entered into with The Royal Bank of Scotland plc, as lender, which was secured by, among other things, a first preferred mortgage over each of Senatore and Noemi. The initial amount of the 2005 Credit Facility was $56,000,000 and consisted of two tranches, one for each vessel-owning subsidiary. Each tranche was repayable in 40 consecutive quarterly installments of $450,000, plus a balloon payment of $10,000,000, to be made together with the 40th installment of each tranche. The 2005 Credit Facility was due to mature on May 18, 2015. The interest rate on the loan was 0.70% above LIBOR. As of December 31, 2009, the outstanding balance was $39.8 million, with $3.6 million due within the next 12 months. As of December 31, 2009, we were in compliance with all of our loan covenants. On April 9, 2010, we repaid the outstanding balance of $38.9 million with a portion of the proceeds from our initial public offering.

     2010 Credit Facility

          On June 2, 2010, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and Fortis Bank Nederland, or the lead arrangers, for a senior secured term loan facility of up to $150 million. Drawdowns under the credit facility were available until December 2, 2011 and bear interest at LIBOR plus an applicable margin of 3.00% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. The credit facility matures on May 15, 2015 and can only be used to partially finance the cost of vessel acquisitions where the acquired vessels would then become collateral for the credit facility.

          Borrowings for each vessel financed under this facility, represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the new credit facility is repayable in equal quarterly installments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is fifteen years of age. Our subsidiaries, which may at any time own one or more of our initial vessels, will act as guarantors under the credit facility. This facility was fully drawn as of December 31, 2010. The amount outstanding at that date of $145.2 million reflects principal payments made at September 30, 2010 and December 31, 2010.

          The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approval on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

          The financial covenants include:

*	The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.

*

Consolidated tangible net worth shall be no less than US$ 150,000,000 plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 75% of the value of any new equity issues from July 1, 2010 going forward.

*

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

*

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

*	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

     STI Spirit Credit Facility

          On March 9, 2011, we executed a credit facility with DVB Bank SE for a senior secured term loan facility of $27.3 million with the STI Spirit as collateral, which was acquired on November 10, 2010. The credit facility has a maturity date of seven years after the drawdown date, and the loan bears interest at LIBOR plus a margin of 2.75% per annum. A commitment fee equal to 1.50% per annum is calculated on the undrawn loan from the date of execution. The credit facility may only be used to finance the STI Spirit. The loan will be repaid over 28 equal quarterly installments and a lump sum payment at maturity. The quarterly installments, which commence three months after the drawdown, are calculated using an 18 year amortization profile. Our subsidiary, STI Spirit Shipping Company Limited, which owns the vessel, is the borrower and Scorpio Tankers Inc. is the guarantor. This credit facility was fully drawn on March 17, 2011.

          The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class; restrictions on consolidations, mergers or sales of assets; approval on changes in the Manager; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

          The financial covenants which pertain to Scorpio Tankers Inc. include:

*	The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.

*	Consolidated tangible net worth shall be no less than US$ 150,000,000 plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter.

*

The ratio of EBITDA to actual interest expense shall be no less than 2.50 to 1.00 commencing with the third fiscal quarter of 2011. Such ratio shall be calculated quarterly on a trailing quarterly basis from and including the third fiscal quarter of 2011 until the third fiscal quarter of 2012 when the ratio shall be calculated on a trailing four quarter basis.

*

Unrestricted cash and cash equivalents shall be no less than the higher of (i) US$500,000 per vessel at all times or (ii) US$10,000,000 during the earlier of the first five fiscal quarters after the first drawdown date or the third fiscal quarter of 2011.

*

The aggregate fair market value of the collateral vessels shall at all times be no less than (i) 140% of the then outstanding loan balance if the vessel is operating in a pool or in the spot market or (ii) 130% of the then outstanding loan if the vessel is on time charter with a duration of at least one year.

     Interest Rate Swaps

          As of December 31, 2009, we had one interest rate swap. The notional value was $19.9 million, and the effective fixed interest rate was 4.79%. The swap began in May 2005 and was scheduled to end in May 2015. The interest rate swap was terminated when the 2005 Credit Facility was repaid in April 2010. We had no interest rate swaps in place as of December 31, 2010. In the future, we may enter into interest rate swaps to manage our exposure interest rates.

CAPITAL EXPENDITURES

Vessel acquisitions

          In the first half of June 2010, we took delivery of three product tanker vessels that we previously agreed to acquire. STI Conqueror, a Handymax ice class 1B ship, was acquired for $26.0 million and trades in the Scorpio Handymax Tanker Pool. STI Harmony and STI Heritage, LR1 ice class 1A sister ships, were acquired for an aggregate price of $92.0 million, which included $2.3 million for the value of the existing time charter contracts. The value of the time charter contracts is amortized as a reduction to vessel revenue over the remaining life of the time charter contracts. STI Harmony and STI Heritage entered the Scorpio Panamax Tanker Pool upon the completion of their time charters in September 2010 and December 2010, respectively.

          In July 2010, we took delivery of three Handymax tankers, STI Matador, STI Gladiator and STI Highlander for an aggregate price of $73.0 million. These vessels trade in the Scorpio Handymax Tanker Pool.

          In November 2010, we took delivery of an LR2 Aframax product tanker, STI Spirit, for which we paid a purchase price of $52.2 million.

          Additionally, we capitalized $2.4 million as part of these vessel purchases for the 1% fee of the gross purchase or sale price that we pay our Administrator upon the consummation of any such purchase or sale.

Drydock

          The Noemi and Senatore were drydocked in 2009 for an aggregate cost of $1.6 million and 37 off-hire days, and Venice received an underwater survey in 2009. The STI Heritage and STI Conqueror were drydocked in the third quarter of 2010. The aggregated drydock cost for the two vessels was $0.9 million. The aggregate offhire for both vessels was 24 days. The Venice is scheduled to be drydocked in 2011 for an estimated cost of $0.9 million.

          As our fleet matures and expands, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. We are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our results of operations or financial condition.

Dividends

          We do not have immediate plans to pay dividends, but we will continue to assess our dividend policy. In the future, our board of directors may determine to pay dividends.

Share Buy-Back

          On July 9, 2010, the board of directors authorized a share buy-back program of $20 million. As of December 31, 2010, we have repurchased 244,146 of its shares at an average price per share of $10.85. See Item 16.E for further information.

          C. Research and Development, Patents and Licenses, Etc.

Not applicable.

          D. Trend Information

See ITEM 4.B “The International Tanker Industry”.

          E. Off-Balance Sheet Arrangements

          As of December 31, 2010, we were committed to make charter-hire payments to third parties for certain chartered-in vessels. These arrangements are accounted for as operating leases.

          F. Tabular Disclosure of Contractual Obligations

          The following table sets forth our total contractual obligations at December 31, 2010 (1):

	in millions of $

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years

Bank Loan(1)	$16,271,020	$32,542,040	$96,361,522	$—
Bank Loan—Interest payments(2)	7,077,971	11,596,800	5,515,248	—
Time charter-in commitment(3)	16,542,140	787,323	—	—
Technical management fees(4)	2,000,000	1,833,333	—	—
Commercial management fees(5)	91,250	5,250	—	—

Total	$41,982,381	$46,764,746	$101,876,770	$—

(1)

On June 2, 2010, we executed a new $150 million credit facility to partially finance the acquisition of new vessels. As of December 31, 2010, we have drawn down the full amount of this credit facility and made principal payments of $4.8 million.

(2)

The interest expense on our loan is variable and based on LIBOR. The payments in the above schedule were calculated using a 5 year interest swap rate of 2.20% (as published by the US Federal Reserve as of December 31, 2010) plus a margin of 3.00%, which is the margin for the 2010 Credit Facility so long as our debt to capitalization ratio remains less than 50%.

(3)	Represents amounts due under our Time Charter-In arrangement for the BW Zambesi, Kraslava, Krisjanis Valdemars and Histria Azure.

(4)	We pay our technical manager, SSM, $548 per day per owned vessel.

(5)

We pay our commercial manager, SCM, $250 per day per owned vessel plus 1.25% of gross revenue for vessels that are not in a pool. This amount represents the estimated minimum commercial management fees for the Noemi, which is under a time charter-out contract until December 2011.

G. Safe Harbor

          See “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

CRITICAL JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

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

          The significant judgements and estimates are as follows:

     Revenue recognition

          We currently generate all revenue from time charters, spot voyages, or pools. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.

          We generated revenue from spot voyages during the year ended December 31, 2010. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of spot voyage revenues can be estimated with a greater degree of accuracy.

     Vessel impairment

          We evaluate the carrying amounts of our vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

          Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, we obtain vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the lower of fair value less cost to sell and value in use.

          At December 31, 2010, the carrying amounts of our vessels were greater than the independent broker valuation (after adjusting for estimated selling costs) for six of our ten owned vessels, which served as indicators of impairment. In line with our policy, for each of the aforementioned six vessels we performed a value in use calculation where we estimated the vessel’s future cash flows based on a combination of the latest forecast time charter rates for the next three years (obtained from a third party service provider), the ten year historical average of charter rates in the shipping industry for periods thereafter, and our best estimate of vessel operating expenses. These cash flows were then discounted to their present value, using a discount rate based on our current borrowing rates adjusted for certain credit risks. The value in use calculations were greater than the carrying amounts of the vessels in all instances, which resulted in no impairment being recognized. In addition, if the charter rates were adjusted downward by 5% or the discount rate was increased by 1% the value in use of the vessels would still have exceeded the carrying value of the six vessels in question.

     Vessel lives and residual value

          The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives. Effective April 1, 2010, we revised the estimated useful life of our vessels from 20 years to 25 years from the date of initial delivery from the shipyard. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rate average at the balance sheet date. See the “Changes in accounting estimates” section in Note 1 to the Consolidated Financial Statements included in Item 18, Financial Statements, for a discussion of changes in the residual values during the period.

          An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.

          When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

     Deferred drydock cost

          We recognize drydock costs as a separate component of the vessels’ carrying amounts and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          A. Directors and Senior Management

          Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director is as follows: Two will serve for a term expiring at the 2011 annual meeting of shareholders, two will serve for a term expiring at the 2012 annual meeting of shareholders, and one will serve for a term expiring at the 2013 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., 9, Boulevard Charles III, Monaco 98000.

          Messrs. Lauro and Mr. Bugbee, our Chief Executive Officer and President, respectively, are involved in other business activities with members of the Scorpio Group, which may result in their spending less time than is appropriate or necessary to manage our business successfully. We estimate that Messrs. Lauro and Bugbee spend approximately 70-85% of their monthly business time on our business activities and their remaining time on the business of members of the Scorpio Group. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. While there will be no formal requirements or guidelines for the allocation of Messrs. Lauro’s and Bugbee’s time between our business and the business of members of the Scorpio Group, Messrs. Lauro’s and Bugbee’s performance of their duties will be subject to the ongoing oversight of our board of directors.

Name	Age	Position

Emanuele A. Lauro	32	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	50	President and Class II Director
Brian Lee	44	Chief Financial Officer
Cameron Mackey	42	Chief Operating Officer
Luca Forgione	34	General Counsel
Sergio Gianfranchi	66	Vice President, Vessel Operations
Alexandre Albertini	34	Class III Director
Ademaro Lanzara	67	Class I Director
Donald C. Trauscht	76	Class II Director

          Biographical information with respect to each of our directors and executive officers is set forth below.

Emanuele A. Lauro, Chairman & Chief Executive Officer

          Emanuele A. Lauro, our founder, Chairman and Chief Executive Officer, joined Scorpio Group in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro’s leadership, Scorpio Group has grown from an owner of three vessels in 2003 to an operator or manager of approximately 67 vessels in 2011. Over the course of the last six years, Mr. Lauro has founded and developed the Scorpio Aframax Tanker Pool, Scorpio LR2 Pool, Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool. He also founded Scorpio Logistics in May 2007, a company within the Scorpio Group which owns and operates specialized assets engaged in coal transshipment in Indonesia and which engages in strategic investments in coastal shipping and port development in India. Furthermore, Mr. Lauro formed a joint venture with Koenig &cie., Scorship Navigation, in August 2005 which engages in the identification, placement, and management of certain international shipping investments on behalf of German investors. Mr. Lauro has a degree in international business from the European Business School, London, and he has served as the Vice President of the Chamber of Shipping of Monaco since 2006.

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

Brian Lee, Chief Financial Officer

          Brian Lee, our Chief Financial Officer, joined Scorpio Group in April 2009. In June 2009, he became the Scorpio Group’s Controller. He has been employed in the shipping industry since 1998. Prior to joining Scorpio Group, he was the Controller of OMI Corporation from 2001 until the sale of the company in 2007. Mr. Lee has a M.B.A. from the University of Connecticut and has B.S. in Business Administration from the University at Buffalo, State University of New York.

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

Luca Forgione, General Counsel

          Luca Forgione, our General Counsel, joined Scorpio Group in August 2009 as General Counsel. He is licensed as a lawyer in his native Italy and as a Solicitor of the Supreme Court of England & Wales. Mr. Forgione has six years of shipping industry experience and has worked in the fields of shipping, offshore logistics, commodity trading and energy since the beginning of his in-house career, most recently with Constellation Energy Commodities Group Ltd. in London, which is part of Constellation Energy Group Inc. listed on the NYSE under “CEG,” from 2007 to 2009., and previously with Coeclerici S.p.a. in Milan from 2004 to 2007. He has experience with all aspects of the supply chain of drybulk and energy commodities (upstream and downstream), and has developed considerable understanding of the regulatory and compliance regimes surrounding the trading of physical and financial commodities as well as the owning, managing and chartering of vessels. Mr. Forgione was a Tutor in International Trade Law and Admiralty Law at University College London (U.K.) and more recently a Visiting Lecturer in International Trade Law at King’s College (U.K.). He has a Masters Degree in Maritime Law from the University of Southampton (U.K.) and a Law Degree from the University of Genoa (Italy).

Sergio Gianfranchi, Vice President, Vessel Operations

          Sergio Gianfranchi, our Vice President of Vessel Operations, served as Operations Manager of our technical manager, SSM, at its headquarters in Monaco from 2002 to 2004. He has been instrumental in launching and operating the Scorpio Group’s Panamax, Handymax and Aframax pools during the last five years, and was employed as the Fleet Manager of SCM, the Scorpio Group affiliate that manages the commercial operations of approximately 50 vessels grouped in the three Scorpio Group pools, from 2007 to 2009. Mr. Gianfranchi is currently employed as the Pool Fleet Manager of SCM. From 1999 to 2001, Mr. Gianfranchi served as the on-site owner’s representative of the Scorpio Group affiliates named Doria Shipping, Tristan Shipping, Milan Shipping and Roma Shipping, to survey the construction of their Panamax and Post-Panamax newbuilding tankers being built at the 3Maj Shipyard in Rijeka, Croatia. When Mr. Gianfranchi joined SSM in 1989, he began as vessel master of its OBOs (multipurpose vessels that carry ore, heavy drybulk and oil). Upon obtaining his Master Mariner License in 1972, he served until 1989 as a vessel master with prominent Italian shipping companies, including NAI, which is the largest private Italian shipping company and owned by the Lolli-Ghetti family, and Almare, initially a subsidiary of NAI but later controlled by Finmare, the Italian state shipping financial holding company. In this position he served mostly on OBOs, tankers and drybulk carriers. He graduated from La Spezia Nautical Institute in Italy in 1963.

Alexandre Albertini, Director

          Alexandre Albertini has more than 10 years of experience in the shipping industry. He has been employed by Marfin Management SAM, a drybulk ship management company, since 1997 and has served as Managing Director there since 2009, working in fields related to crew and human resources, insurance, legal, financial, technical, commercial, and information technology. He is a director of eight drybulk shipowning companies and serves as President of Ant. Topic srl, a vessel and crewing agent based in Italy. The aggregate valuation of the drybulk shipping companies for which Mr. Albertini serves as a Secretary or director is approximately $300 million. In 2008, Mr. Albertini was elected as a member of the Executive Committee of InterManager. He is a founding member of the Chamber of Shipping of Monaco and has served as its Secretary General since 2006. Mr. Albertini also holds various board positions in several other local business and associations.

Ademaro Lanzara, Director

          Ademaro Lanzara has served as the Chairman of BPV Finance (International) Plc Dublin, a subsidiary of Banca Popolare di Vicenza, Italy, since 2008. He is also a director of Istituto dell’Enciclopedia Italiana fondata da Giovanni Treccani Spa, Rome. From 1963 to 2006, Mr. Lanzara held a number of positions with BNL spa Rome, a leading Italian banking group, including acting as the Chairman of the Credit Committee, Chairman of the Finance Committee and Deputy CEO. He also served as Chairman and/or director of a number of BNL controlled banks or financial companies in Europe, the United States and South America. He formerly served as a director of each of the Institute of International Finance Inc. in Washington DC, Compagnie Financiere Edmond de Rothschild Banque, in Paris, France, ABI—Italian Banking Association in Rome, Italy, FITD—Interbank deposit Protection Fund, in Rome, Italy, ICC International Chamber of Commerce Italian section, Rome, Italy Co-Chairman Round Table of Bankers and Small

and Medium Enterprises, European Commission, in Brussels, Belgium. Mr. Lanzara has an economics degree (graduated magna cum laude) from the University of Naples, a law degree from the University of Naples and completed the Program for Management Development (PMD) at Harvard Business School.

Donald C. Trauscht, Director

          Donald C. Trauscht has served as the Chairman of BW Capital Corporation, a private investment company, since 1996. From 1967 to 1995, Mr. Trauscht held a number of positions at Borg-Warner Corporation, including Chairman and Chief Executive Officer. While at Borg Warner, Mr. Trauscht supervised an annual capital budget of $250 million and was responsible for risk assessment decisions involving the company’s investments. He has participated in acquisitions, divestments, financings, public offerings and other transactions whose combined value is over $30 billion. Mr. Trauscht is a director of Esco Technologies Inc., Hydac International Corporation, Bourns Inc., and EyesForLearning LLC. He formerly served as a director of Baker Hughes Inc., Cordant Technologies Inc., Blue Bird Corporation, Imo Industries Inc., Mannesmann Capital Corporation, Wynn International Inc., Recon Optical Inc., Global Motorsport Group Inc., OMI Corporation, IES Corporation, and NSK-Warner Ltd. He has served as the Chairman, Lead Director, and Audit Committee, Compensation Committee, and Governance Committee Chairman at numerous public and private companies.

          B. Compensation

          We did not pay any compensation to members of our senior executive officers in 2009. We paid an aggregate compensation of $3.0 million to our senior executive officers in 2010 for the period April 6, 2010 to December 31, 2010. For the period April 6, 2010 through December 31, 2010 executive management remuneration was as follows:

As of December 31

2010

Short term employee benefits (salaries)	$2,059,907
Share-based compensation (1)	922,123

Total	$2,982,030

(1)	Represents restricted stock issued under the 2010 Equity Incentive Plan. See Note 13 in the consolidated financial statements for further description.

          Each of our non-employee directors receive annual cash compensation in the aggregate amount of $45,000 annually, plus an additional fee of $5,000 for each committee on which a director serves plus an additional fee of $15,000 for each committee for which a director serves as Chairman, per year, plus an additional fee of $20,000 to the lead independent director, plus reimbursements for actual expenses incurred while acting in their capacity as a director. We paid an aggregate compensation of $0.3 million to our directors in 2010 for the period April 6, 2010 to December 31, 2010. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under “—2010 Equity Incentive Plan.”

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

2010 Equity Incentive Plan

          We have adopted an equity incentive plan, which we refer to as the plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We have reserved a total of 1,148,916 common shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan and it is not expected that any additional common shares will be reserved for issuance under our equity incentive plan prior to the third anniversary of the closing of our initial public offering. The plan is administered by our compensation committee. We issued a total of 559,458 restricted shares under the plan to our executive officers in the second quarter of 2010 which will vest in three equal installments on the third, fourth and fifth anniversaries, respectively, of the closing date of the initial public offering, which was April 6, 2010. In the second quarter of 2010, we also issued 9,000 restricted shares to our independent directors, which vest on April 6, 2011. We issued a total of 281,000 restricted shares under the plan to our executive officers in the first quarter of 2011 which will vest ratably in three equal installments on the first, second and third anniversaries, respectively, of the grant date, which was January 31, 2011. In the first quarter of 2011, we also issued 9,000 restricted shares to our independent directors, which vest on January 31, 2012.

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

          Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

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

Employment Agreements

          We have agreed to enter into employment agreements with each of our executives. These employment agreements are in effect for a period of up to two years, and will automatically renew for the same successive employment periods unless terminated in accordance with the terms of such agreements. Pursuant to the terms of their respective employment agreements, our executives will be prohibited from disclosing or unlawfully using any of our material confidential information.

          Upon a change in control of the Company, the annual bonus provided under the employment agreement becomes a fixed bonus of up to 150% of the executive’s base salary. If an executive’s employment is terminated within two years of a change in control due to either disability or a reason other than “for cause,” he will be entitled to receive upon termination an assurance bonus equal to such fixed bonus and an immediate lump-sum payment in an amount equal to three times the sum of the executive’s then current base salary and the assurance bonus, and he will continue to receive all salary, compensation payment and benefits, including additional bonus payments, otherwise due to him, to the extent permitted by applicable law, for the remaining balance of his then-existing employment period. If an executive’s employment is terminated for cause or voluntarily by the employee, he shall not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination, unless he voluntarily terminated his employment in connection with certain conditions. Those conditions include a change in control combined with a significant geographic relocation of his office, a material diminution of his duties and responsibilities, and other conditions identified in the employment agreement.

          C. Board Practices

          Our board of directors currently consists of five directors, three of whom have been determined by our board of directors to be independent under the rules of the New York Stock Exchange and the rules and regulations of the SEC. Our board has an Audit Committee, a Nominating Committee and a Compensation Committee, each of which is comprised of our three independent directors, who are Messrs. Alexandre Albertini, Ademaro Lanzara and Donald Trauscht. The Audit Committee, among other things, reviews our external financial reporting, engage our external auditors and oversee our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of the Scorpio Group that our board believes may present potential conflicts of interests between us and the Scorpio Group. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.

          D. Employees

          As of December 31, 2010, we had seven employees. The commercial and operational responsibility of the Company was administered by SSM and SCM.

          E. Share Ownership

          The following table sets forth information regarding the share ownership of the our common stock as of the date of this annual report by our directors and officers, including the restricted shares issued to our executive officers and to our independent directors as well as shares purchased in the open market.

Name	No. of Shares	% Owned

Emanuele A. Lauro(1)	465,151	1.9%
Robert Bugbee (2)	563,958	2.3%
Cameron Mackey (3)	269,246	1.1%
All other officers and directors individually	*	*

(1)	Includes 262,418 shares of restricted stock from the 2010 Equity Incentive Plan.

(2)	Includes 262,418 shares of restricted stock from the 2010 Equity Incentive Plan.

(3)	Includes 145,108 shares of restricted stock from the 2010 Equity Incentive Plan.

*	The remaining officers and directors individually each own less than 1% of our outstanding shares of common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          A. Major Shareholders

          The following table sets forth information regarding beneficial ownership of our common stock for owners of more than five percent of our common stock, of which we are aware as of the date of this annual report.

Name	No. of Shares	% Owned

Steelhead Partners, LLC; James Michael Johnston; Brian Katz Klein and Steelhead Navigator Master, L.P. (1)	2,961,700	11.9%
Annalisa Lolli-Ghetti (2)	2,280,101	9.1%
Giovanna Lolli-Ghetti (2)	1,863,049	7.5%
Maria Amelia Lolli-Ghetti (2)	1,863,049	7.5%
Kensico Capital Management Corporation, Michael Lowenstein and Thomas J. Coleman (3)	1,797,794	7.2%
Robeco Investment Management, Inc. (4)	1,573,732	6.3%
Robert Bugbee (5)	563,958	2.3%
Emanuele A. Lauro (2) (5)	465,151	1.9%
Cameron Mackey (5)	269,246	1.1%
All other officers and directors individually (5)	*	*

(1)

This information is based on the Schedule 13G/A filed jointly by Steelhead Partners, LLC; James Michael Johnston; Brian Katz Klein and Steelhead Navigator Master, L.P. on November 19, 2010. Steelhead Navigator Master, L.P. reports ownership of 2,911,700 shares of common stock, representing 11.7% of our issued and outstanding shares as of the date of this annual report.

(2)

Denotes members of the Lolli-Ghetti family. In January 2011, Scorpio Owning Holding Ltd. distributed its shares in Scorpio Tankers Inc. (via a dividend) to the shareholders of Liberty, which is 97% owned by members of the Lolli-Ghetti family, of which our CEO and Chairman is a member. The holdings of Maria Amelia Lolli-Ghetti, Giovanna Lolli-Ghetti and Annalisa Lolli-Ghetti are derived from the Schedule 13G’s filed with the SEC on February 17, 2011, February 17, 2011, and February 25, 2011, respectively.

(3)	This information is based on the Schedule 13G filed jointly by Kensico Capital Management Corporation, Michael Lowenstein and Thomas J. Coleman on November 24, 2010.

(4)	This information is based on the Schedule 13G filed by Robeco Investment Management, Inc. on February 4, 2011.

(5)	Includes shares of restricted stock issued pursuant to our 2010 Equity Incentive Plan.

*	The remaining officers and directors individually each own less than 1% of our outstanding shares of common stock.

B.	Related Party Transactions

Administrative Services Agreement

          Liberty Holding Company Ltd., which we refer to as our Administrator, is a Scorpio Group affiliate which provides us with administrative services pursuant to an administrative services agreement. The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space. Our Administrator will also arrange vessel sales and purchases for us. Further, pursuant to our administrative services agreement, Liberty, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt. We expect that our Administrator will sub-contract many of its responsibilities to other entities within the Scorpio Group.

          We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Commercial and Technical Management Agreements

          As our commercial and technical managers, SCM and SSM provide us with commercial and technical services pursuant to their respective commercial and technical management agreements with us. We expect to enter into similar agreements with respect to each vessel we acquire going forward. Commercial management services include securing employment, on both spot market and time charters, for our vessels. Where we plan to employ a vessel on the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. Technical management services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We pay our managers fees for these services and reimburse our managers for the reasonable direct or indirect expenses they incur in providing us with these services.

          We pay management fees to our commercial manager, SCM, a related party within the Scorpio Group. In the years ended December 31, 2009 and 2008, certain of the expenses incurred for commercial management services were under management agreements with other Scorpio Group entities, which were also related parties. Since agreements with related parties are by definition not at arm’s length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical combined financial statements included elsewhere in this filing. In December 2009, we entered into new commercial management agreements with SCM for each of our vessels, each for a period of three years and which may be terminated upon two years’ notice. Pursuant to these agreements, since December 1, 2009, we pay SCM as our commercial manager a fee of $250 per vessel per day for each post-Panamax/LR1/LR2 vessels and $300 per vessel per day for each Handymax vessel, plus a 1.25% commission per charter fixture when SCM provides commercial management services for vessels that are not in any of the Scorpio Group pools. The Scorpio Aframax Tanker Pool, Scorpio LR2 Pool, Scorpio Panamax Tanker Pool and Scorpio Handymax Tanker Pool participants collectively pay SCM’s agent fee of $250 per vessel per day, with respect to post-Panamax/LR1/LR2 vessels, or $300 per vessel per day, with respect to Handymax vessels, plus a 1.25% commission per charter fixture. These are the same fees that SCM charges other vessels in these pools, including third party owned vessels.

          Additionally, we pay our technical manager, SSM, also a related party within the Scorpio Group, $548 per vessel per day to provide technical management services for each of our vessels. New technical services agreements were signed for each of our vessels in December 2009 at rates similar to the rates under the previous agreements, which were the rates that SSM charged to third parties at the time the agreement was signed.

     Tanker pools

          To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers. Where we plan to employ a vessel in the spot charter market, we intend to generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. The earnings allocated to vessels (charterhire expense for the pool) are aggregated and divided on the basis of a weighted scale, or Pool Points, which reflect comparative voyage results on hypothetical benchmark routes. The Pool Point system generally favors those vessels with greater cargo-carrying capacity and those with better fuel consumption. Pool Points are also awarded to vessels capable of carrying clean products and to vessels capable of trading in certain ice conditions. We currently participate in three pools: the Scorpio LR2 Tanker Pool, the Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool.

          SCM is responsible for the commercial management of participating vessels in the pools, including the marketing, chartering, operating and bunker (fuel oil) purchases of the vessels. The Scorpio LR2 Pool is administered by Scorpio LR2 Pool Ltd., the Scorpio Panamax Tanker Pool is administered by Scorpio Panamax Tanker Pool Ltd., or SPTP and the Scorpio Handymax Tanker Pool is administered by Scorpio Handymax Tanker Pool Ltd., or SHTP. Our founder, Chairman and Chief Executive Officer is a member of the Lolli-Ghetti family which owns 97% of all issued and outstanding stock of SLR2P, SPTP and SHTP. Taking into account the recommendations of a pool committee and a technical committee, each of which is comprised of representatives of each pool participant, SLR2P, SPTP and SHTP set the respective pool policies and issues directives to the pool participants and SCM. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

Our Relationship with Scorpio Group and its Affiliates

          We were incorporated in the Republic of The Marshall Islands on July 1, 2009 by Simon Financial Limited, or Simon, which is owned by members of the Lolli-Ghetti family and manages their shipping interests. On October 1, 2009, (i) Simon transferred three operating subsidiary companies to us, which owned the vessels in our fleet consisting of the Venice, Senatore and Noemi; (ii) Liberty Holding Company Ltd., or Liberty, became a wholly-owned subsidiary and operating vehicle of Simon; (iii) Scorpio Owning Holding Ltd. became a wholly-owned subsidiary of Liberty; and (iv) we became a wholly-owned subsidiary of Scorpio Owning Holding Ltd. Liberty’s operations include the Scorpio Group’s logistics operations in Southeast Asia, owning an offshore floating terminal, vessel pools, chartered-in vessels, and interests in joint ventures and investments. As of December 31, 2010, Scorpio Group and its affiliates, through Scorpio Owning Holding Ltd., owned 22.7% of the outstanding shares of our common stock, which represent 22.7% of the voting and economic interest in our common stock. Scorpio Group does not have an ownership interest in any tanker vessels other than our tanker vessels, and will preclude itself from directly owning product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

          Our board of directors consists of five individuals, three of whom are independent directors. The three independent directors form the board’s Audit Committee and, pursuant to the Audit Committee charter, are required to review all potential conflicts of interest between us and Scorpio Group. The two non-independent directors, Emanuele Lauro and Robert Bugbee, serve in senior management positions within the Scorpio Group and have an ownership stake in Liberty, which is our Administrator, and which is also an affiliate of the Scorpio Group.

          The Scorpio Group is owned and controlled by members of the Lolli-Ghetti family, of which Mr. Lauro is a member. Mr. Lauro is considered to be the acting Chief Executive Officer and Mr. Bugbee is considered to be the acting President of the Scorpio Group. Mr. Lauro is employed by Scorpio Commercial Management and Mr. Bugbee is employed by Scorpio USA, and both entities are affiliates within the Scorpio Group. Mr. Lauro and Mr. Bugbee have a restricted stock ownership interest of 2% and 1.75%, respectively, in Liberty, an affiliate of the Scorpio Group, but they have no other ownership interests in the Scorpio Group. We are not affiliated with any other entities in the shipping industry other than those that are members of the Scorpio Group.

          In January 2011, Scorpio Owning Holding Ltd. distributed its shares in Scorpio Tankers Inc. (via a dividend) to the shareholders of Liberty, which is 97% owned by members of the Lolli-Ghetti family, of which our CEO and Chairman is a member. The members of the Lolli-Ghetti family have not sold the shares.

          SCM and SSM, which as noted previously are affiliates of Scorpio Group, provide commercial and technical management services to us pursuant to our commercial and technical management agreements. Under the commercial management agreement, we pay SCM a fee of 1.25% commission per charter fixture plus $250 per vessel per day for Panamax, LRI, and LR2 vessels and $300 per vessel per day for Handymax vessels for vessels that do not participate in one of the Scorpio Group pools. For vessels operating in a Scorpio Group pool, we pay a fee of 1.25% commission per charter fixture plus $250 per vessel per day for Panamax, LRI, and LR2 vessels and $300 per vessel per day for Handymax vessels. We pay SSM $548 per vessel per day to provide technical management services for each of our vessels. We have entered into separate commercial and technical management agreements for each of our vessels and expect to enter into similar agreements with respect to each vessel that we acquire going forward. The commercial and technical management agreements with SCM and SSM are each for a period of three years, and may be terminated upon two years’ notice.

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

          For further details about our relationship and agreements with the Scorpio Group and its affiliates, please read “Related Party Transactions” and “Management—Board of Directors and Committees.”

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

          Transactions with subsidiaries of Simon

          Transactions with subsidiaries of Simon (herein referred to as Simon subsidiaries) and transactions with entities outside of Simon but controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated income statements and balance sheet are as follows:

	2010	For the year ended December 31, 2009	2008

	$	$	$
Pool revenue(1)
Scorpio Panamax Tanker Pool Limited	9,645,173	10,415,332	20,980,233
Scorpio Handymax Tanker Pool Limited	5,177,805	—	—
Scorpio Aframax Tanker Pool Limited	641,278	—	—
Time charter revenue(2)
King Dustin	8,700,195	8,288,767	8,879,913
Liberty	4,779,605
Vessel operating costs(3)	(1,058,699)	(600,000)	(765,422)
Commissions(4)	(233,546)	—
General and administrative expenses(5)	(932,460)	(344,162)	(619,421)
Other(6)	(130,602)	—

(1)	These transactions relate to revenue earned in the Scorpio Pools.

(2)

The revenue earned was for Noemi’s time charter with King Dustin (which is 50% jointly controlled by a Simon subsidiary) along with STI Harmony’s and STI Heritage’s time charter with Liberty, a Simon subsidiary. See Note 14 to the consolidated financial statements in Item 18 for the terms of these time charters.

(3)

These transactions represent technical management fees charged by SSM, a related party affiliate, and included in the vessel operating costs in the consolidated income statement. We believe our technical management fees for the year ended December31, 2010 and 2009 were at market rates because they were the same rates charged to other vessels managed by SSM. Additionally, in December 2009, we signed a Technical Management Agreement (see description below) for each ship with SSM. Each ship will pay $548 per day for technical management. This fee is the same charged to third parties by SSM, and therefore the Company believes it represents a market rate for such services.

The Company’s fees under technical management arrangements with SSM were not at market rates for the year ended December 31, 2008. The Company estimates that its technical management fees for the year ended December 31, 2008 would have been $601,704 and would have increased net income for the periods by $163,718 had the Company operated as an unaffiliated entity. The Company’s estimate is based upon the rates charged to third party participants by SSM in 2008.

(4)

These transactions represent the expense due to SCM for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement (see description below). Each of the vessels will pay 1.25% of their revenue when the vessels are not in the pool. When our vessels are in the pool, SCM, the pool manager, charges all vessels in the pool (including third party participants) $250 per day and 1.25% of their revenue. We believe that the commercial management agreement represents a market rate for such services.

There were no charges related to these services for the years ended December 31, 2009 and 2008 and we estimate that the commissions on its fees for years ended December 31, 2009 and 2008 would have been $215,046 and $228,675, respectively and would have decreased net income for the period by the same amount if we operated as an unaffiliated entity. Our estimate is based upon the rates charged by SCM to third party participants in the pools for 2009 and 2008.

(5)

Prior to December 2009, SSM provided administrative services directly to us. In December 2009, we signed an administrative services agreement for each vessel with Liberty. We pay the administrator (Liberty) a fixed monthly fee calculated at cost with no profit for providing us with administrative services, and reimburses it for the reasonable direct or indirect expenses it incurs in providing us with such services. SSM continues to provide administrative services to us under this agreement, but now does so on behalf of Liberty.

The administrative fee included services provided to us for accounting, administrative, information technology and management. Our fees under administrative services arrangements for the years ended December 31, 2009 and 2008 may not have been at market rates. We cannot estimate what the cost would have been if we operated as an unaffiliated party, but believe the charges for the years ended December 31, 2009 and 2008 were reasonable and appropriate for the services provided.

Our Commercial Management Agreement with SCM includes a daily flat fee charged payable to SCM for the vessels that are not in one of the pools managed by SCM. The flat fee is $250 per day for Panamax/LR1 and Aframax vessels and $300 per day for Handymax vessels. The flat fee is the same rate charged by SCM for vessels in the pools managed by SCM.

•

The expense for the year ended December 31, 2010 of $932,460 included the flat fee of $203,405 charged by SCM and administrative fees of $729,055 charged by Liberty and are both included in general and administrative expenses in the consolidated income statement.

•

The expense for the year ended December 31, 2009 of $344,162 included fees of $70,418 charged by SCM and $273,744 charged by SSM for administrative services under the previous administrative agreement. The fees charged by SCM for the year ended December 31, 2009 were not at market rates. We estimate the fees charged by SCM for the year ended December 31, 2009 would have been $182,500 and would have decreased net income by $112,082.

•

The expense for the year ended December 31, 2008 of 619,421 included fees of $37,996 charged by SCM and $581,426 charged by SSM for administrative services under the previous administrative agreement. The fees charged by SCM for the year ended December 31, 2009 were not at market rates. We estimate the fees charged by SCM for the year ended December 31, 2009 would have been $183,000 and would have decreased net income by $145,034.

(6)

In accordance with our Administrative Services Agreement with Liberty, we are required to reimburse Liberty for any direct expenses. These transactions represent reimbursements of $130,602 to Liberty for the year ended December 31, 2010 for expenses related to the registration of the existing shares.

Balances with related parties

          We had the following balances with related parties which have been included in the consolidated balance sheets:

	As of December 31,
	2010	2009

	$	$
Assets:
Accounts receivable -due from the Pool	6,767,770	1,133,030
Accounts receivable - SSM	117	—
Accounts receivable - SCM	3,463	—
Vessels and drydock (7)	2,431,700	—
Shareholder receivable(8)	—	1,928,253
Liabilities:
Accounts payable - owed to the Pool	22,349	—
Accounts payable - SSM	101,412
Shareholder’s equity:
Additional paid in capital(9)	344,490	—

(7)

The Administrative Services Agreement with Liberty includes a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. These fees are capitalized as part of the carrying value of the related vessel.

•

The balance as of December 31, 2010 of $2,431,700 was the 1% fee for administrative services provided for the purchases of the STI Harmony, STI Heritage, STI Conqueror, STI Matador, STI Gladiator, STI Highlander and STI Spirit.

(8)

During December 2009, we advanced $1,928,253 to a shareholder, which was recognized as a receivable in the condensed consolidated balance sheet as of December 31, 2009. The receivable was due upon demand and was non-interest bearing and unsecured. The amount was repaid in the first quarter of 2010.

(9)

As per the Administrative Services Agreement, we have to reimburse Liberty for any direct expenses. The $344,490 as of December 31, 2010 related to expenses for the registration of the shares in the initial public offering, which closed on April 6, 2010 and were recorded as an offset against the proceeds from the offering. The liability has been cash settled as of September 30, 2010.

             Key management remuneration

          Our executive management was provided by a related party affiliate and included in the management fees described in (5) above, until April 6, 2010 when our initial public offering closed. If we were not part of Simon, and had the same ownership structure and a contract for administrative services for the periods up to April 6, 2010, we estimate our general and administrative expenses would have been comparable with the general and administrative expenses presented in the condensed consolidated income statement for the years ended December 31, 2009 and 2008. For the period April 6, 2010 through December 31, 2010 cash and non-cash executive management remuneration of $3.0 million has been included as part of general and administrative expenses.

C.	INTERESTS OF EXPERTS AND COUNSEL

                    Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

                    See Item 18.

Legal Proceedings

          To our knowledge, we are not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Dividend Policy

          Since our initial public offering closed on April 6, 2010, we have not paid a dividend. We will continue to assess our dividend policy and our board of directors may determine to pay dividends in the future. Depending on prevailing charter market conditions, our operating results and capital requirements and other relevant factors, our board of directors may re-evaluate our dividend policy.

B.	Significant Changes

See ITEM 18 – Financial Statements: Note 22 – Subsequent Events.

ITEM 9.THE OFFER AND LISTING

Share History and Markets

          Since our initial public offering, our shares have traded on the New York Stock Exchange (NYSE) under the symbol STNG. The high and low market prices for our common stock for the periods set forth below were as follows:

For the Year Ended	Low	High

December 31, 2010	$9.50	$13.01

For the Quarter Ended	Low	High

March 31, 2010	$12.10	$12.90
June 30, 2010	10.05	13.01
September 30, 2010	10.04	11.92
December 31, 2010	9.50	11.95
March 31, 2011	9.62	10.82

For the Month	Low	High

October 2010	$11.06	$11.89
November 2010	9.50	11.95
December 2010	9.61	10.85
January 2011	9.62	10.82
February 2011	9.75	10.59
March 2011	9.80	10.42

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and articles of association

          Our amended and restated articles of incorporation have been filed as exhibit 3.1 to our Amendment No. 2 to our Registration Statement on Form F-1 (Registration No. 333-164940), filed with the SEC on March 18, 2010. Our amended and restated bylaws are filed as exhibit 1.2 to our Annual Report on Form 20-F filed on June 29, 2010. The information contained in these exhibits is incorporated by reference herein.

          Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in the section entitled “Description of Capital Stock” in our Prospectus Supplement on Form 424B4, filed with the SEC on November 18, 2010, which supplements our Registration Statement on Form F-1 (Registration No. 333-170375) with an effective date of November 16, 2010, provided that since the date of that Prospectus Supplement, our total issued and outstanding common shares has increased to 24,924,913 as of the date of this Annual Report.

C.	Material Contracts

          Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions are included within Item 5.B with respect to our credit facilities, and Item 7.B with respect to our related party transactions.

          Other than these contracts, we have no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company is a party.

D.	Exchange Controls

          Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.	Taxation

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

          United States Federal Income Tax Considerations

          The following are the material United States federal income tax consequences to us of our activities and to United States Holders and Non-United States Holders, each as defined below, of the ownership of common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business in this Report and assumes that we conduct our business as described herein. References in the following discussion to the “Company,” “we,” “our” and “us” are to Scorpio Tankers Inc. and its subsidiaries on a consolidated basis.

            United States Federal Income Taxation of Operating Income: In General

          We earn and anticipate that we will continue to earn substantially all our income from the hiring or leasing of vessels for use on a time charter basis, from participation in a pool or from the performance of services directly related to those uses, all of which we refer to as “shipping income.”

          Unless exempt from United States federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, a foreign corporation such as the Company will be subject to United States federal income taxation on its “shipping income” that is treated as derived from sources within the United States, which we refer to as “United States source shipping income.” For United States federal income tax purposes, “United States source shipping income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

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

          Unless exempt from tax under Section 883, our gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions, as described more fully below.

          Exemption of Operating Income from United States Federal Income Taxation

          Under Section 883 and the Treasury Regulations thereunder, a foreign corporation will be exempt from United States federal income taxation on its United States source shipping income if:

          (1) it is organized in a “qualified foreign country,” which is one that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

          (2) one of the following tests is met:

          (A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which as defined includes individuals who are “residents” of a qualified foreign country, which we refer to as the “50% Ownership Test”; or

          (B) its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, to which we refer as the “Publicly-Traded Test”.

          The Republic of The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, has been officially recognized by the United States Internal Revenue Service, or the IRS, as a qualified foreign country that grants the requisite “equivalent exemption” from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from United States federal income taxation with respect to our United States source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

          For our 2010 tax year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.

          Publicly-Traded Test

          The Treasury Regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which constitute our sole class of issued and outstanding stock, are “primarily traded” on the New York Stock Exchange, or the NYSE.

          Under the Treasury Regulations, our common shares will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the “Listing Threshold.” Since our common shares are listed on the NYSE, we expect to satisfy the Listing Threshold.

          It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the “Trading Frequency Test”; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the “Trading Volume Test.” The Company currently satisfies and anticipates that it will continue to satisfy the Trading Frequency Test and Trading Volume Test. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and Trading Volume Tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

          Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year during which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the “5% Override Rule.”

          For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the SEC, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

          In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In order to benefit from this exception to the 5% Override Rule, the Company must satisfy certain substantiation requirements in regards to the identify of its 5% Shareholders.

          Based on Schedule 13G and Schedule 13D filings with the SEC, the Company believes that the 5% Override Rule may have been triggered for the 2010 taxable year, in which case the Company will not satisfy the Publicly-Traded Test for the 2010 taxable year unless within the group of our 5% Shareholders there were sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during the 2010 taxable year. We believe that, during the 2010 taxable year, there existed sufficient qualified 5% Shareholders for the Company to avail itself of this exception to the 5% Override Rule. The Company intends to take this position on its United Sates federal income tax return for the 2010 taxable year and expects that it will be able to satisfy the substantiation requirements in regards to its 5% Shareholders.

          Accordingly, we believe that we currently satisfy the Publicly-Traded Test. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.

          United States Federal Income Taxation In Absence of Section 883 Exemption

          If the benefits of Section 883 are unavailable, our United States source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross basis tax regime,” to the extent that such income is not considered to be “effectively connected” with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

          To the extent our United States source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at rates of up to 35%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

          Our United States source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

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

          We do not currently have, intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our United States source shipping income will be “effectively connected” with the conduct of a United States trade or business.

          United States Federal Income Taxation of Gain on Sale of Vessels

          If we qualify for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from United States federal income tax under Section 883. If, however, our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883, then any gain on the sale of a vessel will be subject to United States federal income tax if such sale occurs in the United States. To the extent possible, we intend to structure the sales of our vessels so that the gain there from is not subject to United States federal income tax. However, there is no assurance we will be able to do so.

          United States Federal Income Taxation of United States Holders

          The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

          As used herein, the term “United States Holder” means a beneficial owner of common shares that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

          If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.

          Distributions

          Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

          Dividends paid on our common shares to a United States Holder who is an individual, trust or estate (a “United States Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such United States Non-Corporate Holder at preferential tax rates (through 2012) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we have not been, are not and do not anticipate being in the future); (3) the United States Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

          Legislation has been previously introduced in the United States Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of its enactment. Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2013 or later will be taxed at ordinary graduated tax rates. Any distributions out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

          Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis in his common shares—paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

     Sale, Exchange or Other Disposition of Common Shares

          Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are currently eligible for reduced rates of taxation. A United States Holder’s ability to deduct capital losses is subject to certain limitations.

          Passive Foreign Investment Company Status and Significant Tax Consequences

          Special United States federal income tax rules apply to a United States Holder that holds shares in a foreign corporation classified as a “passive foreign investment company”, or a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such Holder holds our common shares, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

          For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

          Based on our current operations and future projections, we do not believe that we have been, are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute assets that produce or are held for the production of passive income for purposes of determining whether we are a PFIC. Therefore, based on our current operations and future projections, we should not be treated as a PFIC with respect to any taxable year. There is substantial legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. Furthermore, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

          As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different United States federal income taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year after 2010, a United States Holder would be required to file an annual report with the IRS for that year with respect to such Holder’s common shares.

     Taxation of United States Holders Making a Timely QEF Election

          If a United States Holder makes a timely QEF election, which United States Holder we refer to as an “Electing Holder,” the Electing Holder must report for United States federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year of the Company during which it is a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of United States Non-Corporate Holders would be eligible for preferential capital gain tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A United States Holder would make a timely QEF election for our shares by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when we were a PFIC. If we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above.

     Taxation of United States Holders Making a “Mark-to-Market” Election

          Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our common shares are treated as “marketable stock,” a United States Holder would be allowed to make a “mark-to-market” election with respect to our common shares, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such Holder’s adjusted tax basis in the common shares. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder’s tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

     Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

          Finally, if we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

•

the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

     United States Federal Income Taxation of “Non-United States Holders”

          A beneficial owner of common shares (other than a partnership) that is not a United States Holder is referred to herein as a “Non-United States Holder.”

          If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.

     Dividends on Common Stock

          A Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to his common shares, unless that income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is subject to United Stated federal income tax only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

     Sale, Exchange or Other Disposition of Common Shares

          Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•

the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

          If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, dividends on the common shares, and gains from the sale, exchange or other disposition of such shares, that are effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional “branch profits” tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

          Backup Withholding and Information Reporting

          In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding if you are a non-corporate United States Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

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

          Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your United States federal income tax liability by filing a refund claim with the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E. Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

          We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and is not for speculative or trading purposes. Our interest rate swap expired in April 2010 when the 2005 Credit Facility was repaid. There were no interest rate swaps in place at December 31, 2010.

          Changes in the fair value of our interest rate swaps are offset against the fair value of assets or liabilities through income. As of December 31, 2009 the floating rate debt was $39.8 million, and the notional balance of the interest rate swap was $19.9 million. The fair market value of our interest rate swaps was a liability of $1.7 million as of December 31, 2009.

          Based on the floating rate debt at December 31, 2010, a one-percentage point increase in the floating interest rate would increase interest expense by $1.5 million per year. The following table presents the principal payments on their due dates for our floating rate debt:

	as of December 31, 2010

	2011	2012 - 2013	2014 - 2015	Thereafter

Principal payments - floating rate debt	$16,271,020	$32,542,040	$96,361,522	$—

          Since we did not use hedge accounting for our interest rate swap that commenced in May 2005 and terminated in April 2010, the changes in the fair value of the interest rate swap were either offset against the fair value of assets or liabilities through income. As of December 31, 2010, our outstanding floating rate debt was $145.2 million. As of December 31, 2009, our outstanding floating rate debt was $39.8 million and the notional balance of the interest rate swap was $19.9 million.

          The fair market value of our interest rate swaps was a liability of $1.7 million as of December 31, 2009.

Spot Market Rate Risk

          The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that participate in pools that are concentrated in the spot market such as the Scorpio LR2, Scorpio Panamax and Scorpio Handymax Tanker Pools. To reduce this risk, we currently have one vessel that is on a time charter contract, which is expected to expire in January 2012 and we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

          A. Disclosure Controls and Procedures.

          We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. The Company’s controls and procedures are designed to provide reasonable assurance of achieving their objectives.

          We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2010. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2010 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

          There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

          B. Management’s Annual Report on Internal Control Over Financial Reporting.

          In accordance with Rule 13a-15(f) of the Securities Exchange Act of 1934, the management of Scorpio Tankers Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2010 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, management determined that the Company’s internal controls over financial reporting was effective as of December 31, 2010 based on the criteria in Internal Control—Integrated Framework issued by COSO.

          C. Attestation Report of the Registered Public Accounting Firm.

          The annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting, pursuant to the exemption found in Section 404(c) of the Sarbanes-Oxley Act of 2002, as added by Section 989G of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

          D. Changes in Internal Control Over Financial Reporting.

          None

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

          Our Board of Directors has determined that Mr. Ademaro Lanzara, who serves on the Audit Committee, qualifies as an “audit committee financial expert” and that he is “independent” according to Securities and Exchange Commission rules.

ITEM 16B. CODE OF ETHICS

          We have adopted a code of ethics applicable to officers, directors and employees. Our code of ethics complies with applicable guidelines issued by the SEC and is filed as an exhibit to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.	Audit Fees

Our principal accountant for fiscal years ended December 31, 2010 and 2009 was Deloitte LLP (London, United Kingdom), and the audit fees for those periods were $141,432 and $155,338, respectively.

B.	Audit-Related Fees

During 2010 our principal accountant provided audit related services for quarterly review procedures and Sarbanes-Oxley readiness. Fees for those services were $107,234.

C.	Tax Fees

None.

D.	All Other Fees

During 2010, our principal accountant provided services related to the initial public offering and follow-on offering, which were completed on April 6, 2010 and November 22, 2010 respectively. The fees for these services were $313,532 and $249,658, respectively.

E.	Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

F.	Audit Work Performed by Other Than Principal Accountant if Greater Than 50%

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          On July 9, 2010, the board of directors authorized a share buyback program of $20 million. We repurchase these shares in the open market at the time and prices that we consider to be appropriate. As of December 31, 2010, 244,146 shares have been purchased under the plan at an average price of $10.85 per share, including commissions. The amounts purchased, by month, are set out in the table below:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share*	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Amount in US $ that may Yet Be Expected on Share Repurchases Under Programs

July 2010	75,500	$11.13	75,500	$19,159,883
August 2010	154,846	$10.73	154,846	$17,498,969
September 2010	13,800	$10.64	13,800	$17,352,194

Total	244,146	$10.85	244,146	$17,352,194

*	Includes commissions

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

          Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

          Pursuant to an exception for foreign private issuers, we, as a Marshall Islands company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. In this respect, we have voluntarily adopted NYSE required practices, such as (i) having a majority of independent directors, (ii) establishing audit, compensation and nominating committees and (iii) adopting a Code of Ethics.

          There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. The Marshall Islands law and our bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2010 and through the date of this annual report, our non-management directors met in executive session five times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

PART III

ITEM 17. FINANCIAL STATEMENTS

          Not applicable

ITEM 18. FINANCIAL STATEMENTS

          The financial information required by this Item is set forth on pages F-1 to F-35 and is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company (1)

1.2	Amended and Restated Bylaws of the Company (6)

2.1	Form of Stock Certificate (2)

4.1	Loan Agreement for 2010 Credit Facility (6)

4.2	2010 Equity Incentive Plan (6)

4.3	Administrative Services Agreement between the Company and Liberty Holding Company Ltd. (3)

4.4	Form of Commercial Management Agreement with SCM (4)

4.5	Form of Technical Management Agreement with SSM (5)

4.6	Loan Agreement for STI Spirit entered into in 2011

8.1	Subsidiaries of the Company

11.1	Code of Ethics (6)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Filed as Exhibit 3.1 to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010.

(2) Filed as Exhibit 4.1 to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 1) (File No. 333-164940) on March 10, 2010.

(3) Filed as Exhibit 10.1 to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010.

(4) Filed as Exhibit 10.5 to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010.

(5) Filed as Exhibit 10.8 to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010.

(6) Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on June 29, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scorpio Tankers Inc.
(Registrant)
Dated: April 21, 2011

/s/Emanuele Lauro

Emanuele Lauro
Chief Executive Officer

SK 26596 0004 1189769 v2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Majuro, Marshall Island

We have audited the accompanying consolidated balance sheets of Scorpio Tankers Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, and consolidated cash flow statements for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Scorpio Tankers Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

DELOITTE LLP

London, United Kingdom

April 21, 2011

Scorpio Tankers Inc. and Subsidiaries

Consolidated balance sheets
December 31, 2010 and 2009

		As of December 31,

	Notes	2010	2009

Assets
Current assets
Cash and cash equivalents	2	$68,186,902	$444,496
Accounts receivable	3	7,354,252	1,438,998
Prepaid expenses	4	460,680	583,944
Shareholder receivable	14	—	1,928,253
Inventories	5	1,286,507	433,428

Total current assets		77,288,341	4,829,119
Non-current assets
Vessels and drydock	6	333,425,386	99,594,267
Other assets	8	1,554,713	—

Total non-current assets		334,980,099	99,594,267

Total assets		$412,268,440	$104,423,386

Current liabilities
Bank loan	10	15,826,314	3,600,000
Accounts payable	9	3,173,505	656,002
Accrued expenses		1,123,351	953,532
Derivative financial instruments	11	—	814,206

Total current liabilities		20,123,170	6,023,740
Non-current liabilities
Bank loan	10	127,362,088	36,200,000
Derivative financial instruments	11	—	871,104

Total non-current liabilities		127,362,088	37,071,104

Total liabilities		147,485,258	43,094,844

Shareholders’ equity
Issued, authorized and fully paid in share capital:
Share capital	13	248,791	55,891
Additional paid-in capital	13	255,003,984	46,272,339
Merger reserve		13,292,496	13,292,496
Treasury shares	13	(2,647,807)	—
(Cumulative deficit)/Retained earnings		(1,114,282)	1,707,816

Total shareholders’ equity		264,783,182	61,328,542

Total liabilities and shareholders’ equity		$412,268,440	$104,423,386

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated income statements
For the years ended December 31, 2010, 2009 and 2008

	Notes	For the years ended December 31,

		2010	2009	2008

Revenue:
Vessel revenue	15	$38,797,913	$27,619,041	$39,274,196
Operating expenses:
Vessel operating costs	17	(18,440,492)	(8,562,118)	(8,623,318)
Voyage expenses		(2,542,298)	—	—
Charter hire	16	(275,532)	(3,072,916)	(6,722,334)
Impairment	7	—	(4,511,877)	—
Depreciation		(10,178,908)	(6,834,742)	(6,984,444)
General and administrative expenses		(6,200,094)	(416,908)	(600,361)

Total operating expenses		(37,637,324)	(23,398,561)	(22,930,457)

Operating income		1,160,589	4,220,480	16,343,739

Other expense and income, net:
Interest expense—bank loan		(3,230,895)	(699,115)	(1,710,907)
Realized loss on derivative financial instruments	11	(279,560)	(808,085)	(405,691)
Unrealized gain/(loss) on derivative financial instruments		—	956,120	(2,057,957)
Interest income		36,534	4,929	35,492
Other expense, net		(508,766)	(256,292)	(18,752)

Total other expense, net		(3,982,687)	(802,443)	(4,157,815)

Net (loss)/ income		$(2,822,098)	$3,418,037	$12,185,924

Attributable to:
Equity holders of the parent		$(2,822,098)	$3,418,037	$12,185,924
(Loss)/earnings per share:
Basic	19	$(0.18)	$0.61	$2.18
Diluted	19	$(0.18)	$0.61	$2.18

For the three years ended December 31, 2010 (i) there were no sources of comprehensive income other than those shown above, and (ii) all operations were continuing.

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated statements of changes in shareholders’ equity
For the years ended December 31, 2010, 2009 and 2008

	Common Stock

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury Shares	Merger reserve	Retained earnings/(cumulative deficit)	Total

Balance as of January 1, 2008	5,589,147	$55,891	$—	$—	$26,841,351	$—	$26,897,242

Net income for the period	—	—	—	—	12,185,924	—	12,185,924

Dividends paid ($3.36 per share)	—	—	—	—	(18,784,000)	—	(18,784,000)

Balance as of December 31, 2008	5,589,147	55,891	—	—	20,243,275	—	20,299,166

Net income for the period	—	—	—	—	1,710,221	1,707,816	3,418,037

Capital contribution	—	—	46,272,339	—	—	—	46,272,339

Dividends paid ($1.55 per share)	—	—	—	—	(8,661,000)	—	(8,661,000)

Balance as of December 31, 2009	5,589,147	55,891	46,272,339	—	13,292,496	1,707,816	61,328,542

Net loss for the period	—	—	—	—	—	(2,822,098)	(2,822,098)

Issuance of shares	18,721,454	187,215	207,749,057	—	—	—	207,936,272

Issuance of restricted shares	568,458	5,685	(5,685)	—	—	—	—

Amortization of restricted shares	—	—	988,273	—	—	—	988,273

Purchase of treasury shares	(244,146)	—	—	(2,647,807)	—	—	(2,647,807)

Balance as of December 31, 2010	24,634,913	248,791	255,003,984	(2,647,807)	13,292,496	(1,114,282)	264,783,182

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated cash flow statements
For the years ended December 31, 2010, 2009 and 2008

	For the years ended December 31,

	2010	2009	2008

Operating activities
Net (loss)/income	$(2,822,098)	$3,418,037	$12,185,924
Depreciation	10,178,908	6,834,742	6,984,444
Impairment	—	4,511,877	—
Amortization of restricted stock	988,273	—	—
Amortization of deferred financing fees	246,130	—	—
Amortization of acquired time charter contracts	2,344,495	—	—

	10,935,708	14,764,656	19,170,368

Changes in assets and liabilities:
Drydock payments	(974,430)	(1,580,826)	—
(Increase)/decrease in inventories	(853,079)	69,086	(112,778)
(Increase)/decrease in accounts receivable	(5,915,254)	2,262,984	1,002,953
Decrease/(increase) in prepaid expenses	123,265	(4,345)	22,469
Increase/(decrease) in accounts payable	2,600,483	(279,628)	352,254
Increase/(decrease) in accrued expenses	175,218	120,641	(250,557)
Decrease/(increase) in the value of derivative financial instruments	164,690	(956,120)	2,057,957
Interest rate swap termination payment	(1,850,000)	—	—
Decrease/(increase) in shareholder receivable	1,928,253	(1,928,253)	—
(Decrease)/increase in shareholder payable	—	(3,162,344)	2,595,226
Increase in other assets	(1,428,376)	—	—

	(6,029,230)	(5,458,805)	5,667,524

Net cash inflow from operating activities	4,906,478	9,305,851	24,837,892

Investing activities
Acquisition of vessels	(243,121,582)	—	—
Purchases of other assets	(128,732)	—	—
Acquisition of time charter contracts	(2,344,495)	—	—

Net cash outflow from investing activities	(245,594,809)	—	—

Financing activities
Dividends paid	—	(8,661,000)	(18,784,000)
Bank loan repayment	(44,625,418)	(3,600,000)	(3,600,000)
Proceeds of long term debt	150,000,000	—	—
Debt issuance fees	(2,232,310)	—	—
Net proceeds from issuance of common stock	207,936,272	(207,990)	—
Acquisition of Treasury Shares	(2,647,807)	—	—

Net cash inflow/(outflow) from financing activities	308,430,737	(12,468,990)	(22,384,000)

Increase/(decrease) in cash and cash equivalents	67,742,406	(3,163,139)	2,453,892
Cash and cash equivalents at January 1,	444,496	3,607,635	1,153,743

Cash and cash equivalents at December 31	$68,186,902	$444,496	$3,607,635

Supplemental information:
Interest paid	$2,276,694	$760,974	$1,821,439

During 2009 there were two significant non-cash transactions requiring disclosure (i) the legal formation of the Scorpio Tankers Inc. and its subsidiaries (see Note 1) and (ii) the conversion of the related party payable of $27.4 million and shareholder payable of $18.9 million to equity. There were no non-cash transactions during 2010 requiring disclosure.

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

1.	General information and significant accounting policies

Company

Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009.

On October 1, 2009, Simon Financial Limited (“Simon”) transferred to Scorpio Tankers Inc. three operating subsidiary companies, as described further below. Prior to the initial public offering, a subsidiary of Simon owned 100% of our shares (or 5,589,147 shares). As of December 31, 2010 and after completion of both the initial public offering and subsequent follow on offering, the Lolli Ghetti family no longer maintains a controlling interest in the Company. Simon is owned by members of the Lolli-Ghetti family of which, Emanuele Lauro, our founder, Chairman and Chief Executive Officer is a member.

On April 6, 2010, we closed on the initial public offering of 12,500,000 shares of common stock at $13.00 per share. The stock trades on the New York Stock Exchange under the symbol STNG. After deducting underwriters’ discounts and paying offering expenses, the net proceeds were approximately $149.6 million. On May 4, 2010, we closed the issuance of 450,000 shares of common stock at $13.00 and received $5.2 million, after deducting underwriters’ discounts, when the underwriters in our initial public offering partially exercised their over-allotment option.

On November 22, 2010, we closed on a follow on public offering of 4,575,000 shares of common stock at $9.80 per share. After deducting underwriters’ discounts and paying offering expenses, the net proceeds were approximately $41.8 million. On December 2, 2010, we closed the issuance of 686,250 shares of common stock at $9.80 and received $6.4 million, after deducting underwriters’ discounts, when the underwriters in our follow on public offering fully exercised their over-allotment option. In addition, 510,204 shares were issued at the follow on public offering price in a concurrent private placement to a member of the Lolli-Ghetti family for total proceeds of $5.0 million.

Business

Our owned fleet at December 31, 2010 consisted of one LR2 product tanker, four LR1 product tankers, four Handymax tankers and one post-Panamax tanker engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets. We also had one LR1 product tanker on time charter-in as of December 31, 2010.

Our vessels, as described in Note 14, are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”), which was a subsidiary of Simon until October 1, 2009 and is currently owned by members of the Lolli-Ghetti family. SCM’s services include securing employment, in pools, in the spot market and on time charters.

Our vessels, as described in Note 14, are technically managed by Scorpio Ship Management S.A.M. (“SSM”), which is also owned by members of the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

We have an administrative services agreement with Liberty Holding Company (“Liberty”), which is a subsidiary of Simon. The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space. Liberty has contracted these services to SCM. We pay its managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.

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

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Simon transferred three subsidiaries to the Company (see below) on October 1, 2009 for a nominal consideration. For accounting purposes, this transfer represented a combination of entities under common control, with Simon being the ultimate parent company of all entities in the Company prior to our initial public offering. As such, this business combination was outside the scope of IFRS 3 (2004), “Business Combinations”, and for the years ended December 31, 2009 and 2008 the results have therefore been prepared using the principles of merger accounting. Under this method:

•

the carrying values of the assets and liabilities of the parties to the combination are recorded at the historical carrying amount of those assets and liabilities and are not adjusted to fair value on combination;

•

the results and cash flows of all the combining entities are brought into the consolidated financial statements of the combined entity from the beginning of the financial year in which the combination occurred. Prior year comparatives are also presented on the basis that the combination was in place throughout the prior year; and

•

the difference between the historical carrying amount of net assets transferred and the consideration provided on transfer has been recognized in equity through share capital and the merger reserve. The share capital as of December 31, 2008 represents the share capital of Scorpio Tankers Inc. as if Scorpio Tankers Inc. has been incorporated throughout the periods presented. The remaining difference between historical carrying amount of net assets transferred and consideration paid was recognized in a merger reserve.

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

All inter-company transactions, balances, income and expenses were eliminated on consolidation. There have been no cost allocations from Simon, as all costs of doing business have been included in the operations of the subsidiaries.

Going concern

The financial statements have been prepared in accordance with the going concern basis of accounting for the reasons outlined in the “Liquidity Risk” section of Note 20.

Significant Accounting Policies

Common control transactions

The assets and liabilities transferred from entities under common control were recorded at the transferor’s carrying values. Any difference between the carrying value of the net assets acquired, and the consideration paid by us was accounted for as an adjustment to shareholder’s equity. The net assets transferred and their results were recognized from the date on which control was obtained by the ultimate controlling party.

Revenue recognition

Vessel revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts, and other sales-related or value added taxes.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Vessel revenue is comprised of time charter revenue, voyage revenue and pool revenue.

(1) Time charter revenue is recognized as services are performed based on the daily rates specified in the time charter contract.

(2)

Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. Revenue from voyage charter agreements is recognized as voyage revenue on a pro-rata basis over the duration of the voyage.

(3)

Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:

• the pool points (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics are taken into consideration); and

• the number of days the vessel participated in the pool in the period.

We recognize pool revenue on a monthly basis, when the vessel has participated in a pool during the period and the amount of pool revenue for the month can be estimated reliably. We receive estimated vessel earnings based on the known number of days the vessel has participated in the pool, the contract terms, and the estimated monthly pool revenue. On a quarterly basis, we receive a report from the pool which identifies the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel. We review the quarterly report for consistency with each vessel’s pool agreement and vessel management records. The estimated pool revenue is reconciled quarterly, coinciding with our external reporting periods, to the actual pool revenue earned, per the pool report. Consequently, in our financial statements, reported revenues represent actual pooled revenues. While differences do arise in the performance of these quarterly reconciliations, such differences are not material to total reported revenues.

Interest receivable is accrued on a time basis and includes interest earned on cash deposits.

Acquired time charter contracts

Acquired time charter contracts arise from the purchase of time charter contracts from third parties and are stated at cost at the date of acquisition, less accumulated amortization. Where the time charter contract is acquired along with a vessel, the cost of the acquisition is determined based on the relative fair values of each element acquired. Amortization expense is recognized on a straight line basis over the useful life of the asset, which has been determined to be the remaining contract life at the date of acquisition. The useful life and amortization method are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense related to the assets is recognized as an offset to revenue.

Vessel operating costs

Vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees, are expensed as incurred.

(Loss)/earnings per share

Basic earnings per share is calculated by dividing the net income attributable to equity holders of the common shares by the weighted average number of common shares outstanding assuming that the reorganization described under “Basis of Accounting” was effective during the period. In addition, the stock split described in Note 13 has been given retroactive effect for all periods presented herein. Diluted earnings per share are calculated by adjusting the net income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share. For the years ended December 31, 2009 and 2008, we had no potentially dilutive common shares. In the year ended December 31, 2010, there were potentially dilutive items as a result of our restricted stock plan (see note 13). However, we were in a loss making position for the year ended December 31, 2010 and therefore there was no impact of these potentially dilutive items on earnings per share.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Operating leases

Costs in respect of operating leases are charged to the consolidated income statement on a straight line basis over the lease term.

Foreign currencies

The individual financial statements of Scorpio Tankers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is US dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in US dollars.

In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the US dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated income statement. The amount charged to the consolidated income statement during 2010 was a loss of $506, a loss of $36,626 in 2009 and a gain of $43,937 in 2008.

Segment reporting

For the years ended December 31, 2009 and 2008 we reported one business segment and one geographical segment since (i) all of the vessels during those periods were Panamax vessels that transport oil and refined petroleum products and (ii) all of the vessels can trade in the international shipping market and are not limited to specific parts of the world. During those years, the chief operating decision makers of Simon did not evaluate our operating results on a discrete basis including on an individual subsidiary or individual vessel basis or by distinct geographical locations. Rather, our operating results were assessed on an aggregated owned vessel basis. We have therefore not presented separate tables for the results of operations in those periods as all relevant information can be obtained directly from the consolidated income statement.

During 2010, we owned or chartered-in eleven vessels spanning three different classes, Panamax/LR1, Handymax and Aframax/LR2, all of which earn revenues in the seaborne transportation of crude oil and refined petroleum products in the international shipping markets. The Panamax/LR1 class contained six vessels, the Handymax class contained four vessels and the Aframax/LR2 class contained one vessel. Each vessel within its respective class qualifies as an operating segment under IFRS. However, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.

Segment results are evaluated based on reported net income from each segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of our consolidated financial statements.

It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market.

Vessels and drydock

Our fleet is measured at cost, which includes directly attributable financing costs and the cost of work undertaken to enhance the capabilities of the vessels, less accumulated depreciation and impairment losses.

Depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from date of delivery. The residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rates at the balance sheet date with changes accounted for in the period of change and in future periods. See our “Changes in accounting estimate” section below for discussion of changes in useful lives and residual values during the period.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

The vessels are required to undergo planned drydocks for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 60 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock.

For an acquired or newly built vessel, a notional drydock is allocated from the vessel’s cost. The notional drydock cost is estimated by us, based on the expected costs related to the next drydock, which is based on experience and past history of similar vessels, and carried separately from the cost of the vessel. Subsequent drydocks are recorded at actual cost incurred. The drydock asset is amortized on a straight-line basis to the next estimated drydock. The estimated amortization period for a drydock is based on the estimated period between drydocks. We estimate the period between drydocks to be 30 months to 60 months. When the drydock expenditure is incurred prior to the expiry of the period, the remaining balance is expensed.

Impairment of vessels and drydock

At each balance sheet date, we review the carrying amount of our vessels and drydock to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the vessels and drydock is estimated in order to determine the extent of the impairment loss (if any). We treat each vessel and the related drydock as a cash generating unit.

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

Inventories

Inventories consist of lubricating oils and other items including stock provisions, and are stated at the lower of cost and net realisable value. Cost is determined using the first in first out method. Stores and spares are charged to vessel operating costs when purchased.

Financial instruments

Financial assets and financial liabilities are recognized in our balance sheet when we become a party to the contractual provisions of the instrument.

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

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (FVTPL), and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.

Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is held for trading.

A financial asset is classified as held for trading if:

• it has been acquired principally for the purpose of selling in the near future; or

• it is a part of an identified portfolio of financial instruments that we manage together and has a recent actual pattern of short-term profit-taking; or

• it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in Note 20.

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

Financial assets objective evidence of impairment could include:

• significant financial difficulty of the issuer or counterparty; or

• default or delinquency in interest or principal payments; or

• it becomes probable that the borrower will enter bankruptcy or financial re-organization.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL where the financial liability is held for trading, using the criteria set out above for financial assets.

Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss as we choose not to disclose the effective interest rate for debt instruments that are classified as at fair value through profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in Note 20.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

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

Derivative financial instruments

For the years ended December 31, 2009 and 2008, we were party to derivative financial instruments to manage our exposure to interest rate fluctuations. With a portion of the net proceeds from our initial public offering, on April 9, 2010, we settled the outstanding portion of an interest rate swap entered into in April 2005 and therefore have no derivatives outstanding as of December 31, 2010.

Further details of derivative financial instruments are disclosed in Notes 11 and 20 to the consolidated financial statements.

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

Equity instruments

An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.

We have 24,879,059 registered shares authorized and issued with a par value of $0.01 per share at December 31, 2010. These shares provide the holders with rights to dividends and voting rights. See Note 13 for details of a stock split that occurred in 2010 which has been retroactively reflected in these financial statements.

Provisions

Provisions are recognized when we have a present obligation as a result of a past event, and it is probable that we will be required to settle that obligation. Provisions are measured at the our best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Dividends

A provision for dividends payable is recognized when the dividend has been declared in accordance with the terms of the shareholder agreement.

Dividend per share presented in these consolidated financial statements is calculated by dividing the aggregate dividends declared by all of Scorpio Tankers Inc’s subsidiaries by the number of Scorpio Tankers Inc shares assuming these shares have been outstanding throughout the periods presented.

Restricted stock

The restricted stock awards granted to our employees and directors in June 2010 (Note 13) contain only service conditions and are classified as equity settled. Accordingly, the fair value of our restricted stock awards was calculated by multiplying the average of the high and low share price on the grant date and the number of restricted stock shares granted that are expected to vest. We believe that the share price at the grant date serves as a proxy for the fair value of services to be provided by the employees and directors under the plan.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Compensation expense related to the awards is recognized ratably over the vesting period, based on our estimate of the number of awards that will eventually vest. The vesting period is the period during which an employee or director is required to provide service in exchange for an award and is updated at each balance sheet date to reflect any revisions in estimate of the number of awards expected to vest as a result of the effect of non market-based vesting conditions. The impact of the revision of the original estimate, if any, is recognized in the income statement such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

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

The significant judgements and estimates are as follows:

Revenue recognition

We currently generate all revenue from time charters, spot voyages, or pools. Revenue recognition for time charters and pools is generally not as complex or as subjective as Voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.

We generated revenue from spot voyages during the year ended December 31, 2010. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of spot voyage revenues can be estimated with a greater degree of accuracy.

Vessel impairment

We evaluate the carrying amounts of our vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, we obtain vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognising an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the lower of fair value less cost to sell and value in use.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2010, the carrying amounts of our vessels were greater than the independent broker valuation (after adjusting for estimated selling costs) for six of our ten owned vessels, which served as indicators of impairment. In line with our policy, for each of the aforementioned six vessels we performed a value in use calculation where we estimated the vessel’s future cash flows based on a combination of the latest forecast time charter rates for the next three years (obtained from a third party service provider), the ten year historical average of charter rates in the shipping industry for periods thereafter, and our best estimate of vessel operating expenses. These cash flows were then discounted to their present value, using a discount rate based on our current borrowing rates adjusted for certain credit risks. The value in use calculations were greater than the carrying amounts of the vessels in all instances, which resulted in no impairment being recognized. In addition, if the charter rates were adjusted downward by 5% or the discount rate was increased by 1% the value in use of the vessels would still have exceeded the carrying value of the six vessels in question.

Vessel lives and residual value

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives. Effective April 1, 2010, we revised the estimated useful life of our vessels from 20 years to 25 years from the date of initial delivery from the shipyard. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rate average at the balance sheet date. See the “Changes in accounting estimates” section below for discussion of changes in the residual values during the period.

An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

Deferred drydock cost

We recognize drydock costs as a separate component of the vessels’ carrying amounts and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs.

Changes in accounting estimates

Vessel lives and residual value

Effective April 1, 2010, we revised the estimated useful life of our vessels from 20 years to 25 years from the date of initial delivery from the shipyard. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The change in estimated useful life is not driven by a change in the use of the vessel as this continues to be the same as prior periods but as the vessels get older and continue to demonstrate a longer than anticipated useful life, we have increased our confidence in extending the useful life to be in line with industry practice. This change in estimate was applied prospectively and the impact on the income statement for the year ended December 31, 2010 resulted in a decrease in depreciation expense of $1.2 million. Based on current scrap rates, this change in estimate will result in a decrease in depreciation expense of $1.6 million for year prospectively until the 20 year anniversary date of the vessels impacted by this change.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

During 2010, we revised the method of estimating the residual values of our vessels to base expected value off of a four year historical average of scrap rates rather than using only the period end scrap rate. This change in estimate was applied prospectively and the impact on the income statement for the year ended December 31, 2010 resulted in a decrease in depreciation expense of $0.4 million and an increase in vessel value for the same amount. Scrap market rates are historically volatile and therefore it is impracticable for us to estimate the effect of further changes in the scrap market rate and the residual values of the vessels on our depreciation expense in periods subsequent to December 31, 2010.

Standards and Interpretations adopted during the period

We adopted the following Standards and Interpretations as of January 1, 2010:

IFRIC 18	Transfers of Assets from Customers
IFRS 2 (amended)	Share-based payments
IFRIC 17	Distributions of Non-cash Assets to Owners
IFRS 3 (revised 2008)	Business Combinations
IAS 27 (revised 2008)	Consolidated and Separate Financial Statements
IAS 28 (revised 2008)	Investments in Associates

Improvements to IFRSs (April 2009)

The adoption of these standards did not have a material impact on any of the information contained within the consolidated financial information for any periods presented.

Standards and Interpretations in issue not yet adopted

At the date of authorization of these consolidated financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 1 (amended)/IAS 27 (amended)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
IFRS 9	Financial Instruments
IFRIC 12 (amended)	Service Concession Arrangements
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments

Improvements to IFRSs (May 2010)

We do not expect that the adoption of these Standards and Interpretations in future periods will have a material impact on our financial statements.

2.	Cash and cash equivalents

	At December 31,

	2010	2009

Operating cash	$18,050,278	$444,496
Deposits (1)	50,000,000	—
Cash on vessels	136,624	—

	$68,186,902	$444,496

(1) Represents bank deposits with original maturities of 3 months or less

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

3.	Accounts receivable

	At December 31,

	2010	2009

Scorpio Panamax Tanker Pool Limited	$3,277,808	$1,133,030
Scorpio Handymax Tanker Pool Limited	1,347,509	—
Scorpio Aframax Tanker Pool Limited	714,078	—
Insurance receivables	991,606	96,195
Other receivables	1,023,251	209,773

	$7,354,252	$1,438,998

Scorpio Aframax Tanker Pool Limited, Scorpio Panamax Tanker Pool Limited, and Scorpio Handymax Tanker Pool Limited are related parties, as described in Note 14.

On April 25, 2010, Senatore, one of the Company’s LR-1 tankers on time charter, suffered damage to one of its ballast tanks. This resulted in the vessel being off-hire for 17 days in the second quarter while the vessel was being repaired. The insurance receivables primarily represent the amount collectible on our insurance policy in relation to these repairs.

We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. At December 31, 2010 and December 31, 2009, no material receivable balances were past due or impaired.

4.	Prepaid expenses

	At December 31,

	2010	2009

Initial public offering fees	$—	$540,054
Prepaid insurance	314,120	10,113
Other prepayments	146,560	33,777

	$460,680	$583,944

The initial public offering fees were fees incurred prior to December 31, 2009 related to the initial public offering of our common shares, which was completed on April 6, 2010 (see Note 13). The fees include professional fees (legal and accounting) and other fees which were directly attributable to the issuance of the new shares. These fees were recognized as a reduction to additional paid in capital in April 2010. Additional fees of $241,475 which relate to the listing of our pre-existing shares were charged to the 2009 income statement within “Other expenses, net”.

5.	Inventories

	At December 31,

	2010	2009

Lubricating oils	$1,267,144	$422,153
Other	19,363	11,275

	$1,286,507	$433,428

During 2010, we recorded $3.0 million of expense related to the purchases of inventory items.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

6.	Vessels and drydock

	Vessels	Drydock	Total

Cost
As of January 1, 2010	$138,713,588	$1,680,784	$140,394,372
Additions	241,009,812	2,997,820	244,007,632
Write off of fully depreciated assets (1)	—	(89,583)	(89,583)

As of December 31, 2010	379,723,400	4,589,021	384,312,421

Accumulated Depreciation
As of January 1, 2010	(40,499,502)	(300,603)	(40,800,105)
Charge for the period	(9,002,011)	(1,174,502)	(10,176,513)
Write off of fully depreciated assets (1)	—	89,583	89,583

As of December 31, 2010	(49,501,513)	(1,385,522)	(50,887,035)

Net Book Value

As of December 31, 2010	330,221,887	3,203,499	333,425,386

Cost
As of January 1, 2009	138,713,588	2,105,847	140,819,435
Additions	—	1,680,784	1,680,784
Write off of fully depreciated assets (1)	—	(2,105,847)	(2,105,847)

As of December 31, 2009	138,713,588	1,680,784	140,394,372

Accumulated Depreciation
As of January 1, 2009	(29,718,644)	(1,840,689)	(31,559,333)
Charge for the period	(6,268,981)	(565,761)	(6,834,742)
Impairment	(4,511,877)	—	(4,511,877)
Write off of fully depreciated assets (1)	—	2,105,847	2,105,847

As of December 31, 2009	$(40,499,502)	$(300,603)	$(40,800,105)

Net Book Value

As of December 31, 2009	$98,214,086	$1,380,181	$99,594,267

(1)

Write off of fully depreciated assets represents the write off of fully depreciated drydock costs. STI Conqueror and STI Heritage were drydocked as scheduled in 2010 for a total cost of $886,050. The remaining additions to drydock of $2,022,186 during 2010 resulted from the notional drydock calculated on our vessel purchases during the year. The Noemi and Senatore were drydocked as scheduled in 2009 for a total cost of $1,680,784 of which $1,580,826 had been paid by December 31, 2009.

Vessel Purchases

In the first half of June 2010, we took delivery of three product tanker vessels that we previously agreed to acquire. STI Conqueror, a Handymax ice class 1B ship, was acquired for $26.0 million and trades in the Scorpio Handymax Tanker Pool. STI Harmony and STI Heritage, Panamax/LR1 ice class 1A sister ships, were acquired for an aggregate price of $92.0 million, which included $2.3 million for the value of the existing time charter contracts. The value of the time charter contracts is amortized as a reduction to vessel revenue over the remaining life of the time charter contracts. STI Harmony and STI Heritage entered the Scorpio Panamax Tanker Pool upon the completion of their time charters in September 2010 and December 2010, respectively.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

In July 2010, we took delivery of three Handymax tankers, STI Matador, STI Gladiator and STI Highlander for an aggregate price of $73.0 million. These vessels trade in the Scorpio Handymax Tanker Pool.

In November 2010,we took delivery of an LR2 Aframax product tanker, STI Spirit, for which we paid a purchase price of $52.2 million.

Collateral agreements

Noemi, Senatore, Venice, STI Harmony, STI Heritage, STI Conqueror, STI Matador, STI Gladiator and STI Highlander, with an aggregated net book value of $281.2 million as of December 31, 2010 were provided as collateral under a loan agreement dated June 2, 2010 (the “2010 Credit Facility”, See Note 10)

Noemi and Senatore with an aggregated net book value as of December 31, 2009 of $77.4 million and $85.3 million as of December 31, 2008 were provided as collateral under a loan agreement dated May 17, 2005 (the “2005 Credit Facility”). See Note 10 for full details as to the nature of this collateral. On April 9, 2010, we repaid all borrowings under the 2005 Credit Facility and consequently these vessels are no longer collateralized under this agreement (see Note 10).

Prior to December 2009, the Venice was provided as collateral to a third party under an agreement between a subsidiary of Liberty and a third party. Neither the Venice, Scorpio Tankers Inc. nor any of its subsidiaries were party to this agreement, nor did they have a relationship with the third party involved. At the request of Liberty, in December 2009, the third party agreed to release the Venice from the agreement in exchange for Liberty providing other collateral in place of the Venice. Scorpio Tankers Inc. and its subsidiaries have no remaining collateral obligation under the agreement.

7.	Impairment of vessels

At the end of each reporting period, we evaluate the carrying amounts of vessels and related drydock costs to determine if there is any indication that those vessels and related drydock costs have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). As part of this evaluation, we consider certain indicators of potential impairment, such as discounted projected operating cash flows, business plans and overall market conditions.

In the nine months ended September 30, 2009, the charter rates in the oil and petroleum products charter market declined significantly and Panamax vessel values also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. These were both conditions we considered indicators of a potential impairment, and therefore we performed an impairment test as of September 30, 2009 for each vessel to determine if any impairment loss had occurred.

To test for impairment, we estimated the recoverable amount by determining the higher of fair value less costs to sell and value in use for each vessel as of September 30, 2009. The fair value less costs to sell was estimated by adding (i) the charter free market value of the vessel and (ii) the discounted value of each vessel’s time charter, which is the difference between each vessel’s time charter contracted rate and the market rate for a similar type of vessel with a similar contracted duration. In determining the charter free market value, we took into consideration the estimated valuations provided by an independent ship broker. In assessing value in use, the estimated future cash flows of each vessel were discounted to their present value using a pre-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the vessel for which the estimates of future cash flows have not been adjusted.

As a result of the test, we determined that the recoverable amount of each vessel to be the fair value less costs to sell. The recoverable amounts of Noemi and Senatore were below the carrying values. This resulted in an impairment loss of $4,511,877 for Noemi and Senatore which was recognized as a loss in the consolidated income statement for the year ended December 31, 2009 and a reduction in the carrying value of the vessels at that date.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

At December 31, 2009, we considered certain indicators of potential impairment, such as discounted projected operating cash flows, business plans and overall market conditions and concluded that there were no indications of a further deterioration in the recoverable amount of the vessels and drydock costs.

At December 31, 2010, the carrying amounts of our vessels were greater than the independent broker valuation (after adjusting for estimated selling costs) for six of our ten owned vessels, which served as indicators of impairment. In line with our policy, for each of the aforementioned six vessels we performed a value in use calculation where we estimated the vessel’s future cash flows based on a combination of the latest forecast time charter rates for the next three years (obtained from a third party service provider), the ten year historical average of charter rates in the shipping industry for periods thereafter, and our best estimate of vessel operating expenses. These cash flows were then discounted to their present value, using a discount rate based on our current borrowing rates adjusted for certain credit risks. The value in use calculations were greater than the carrying amounts of the vessels in all instances, which resulted in no impairment being recognized. In addition, if the charter rates were adjusted downward by 5% or the discount rate was increased by 1% the value in use of the vessels would still have exceeded the carrying value of the six vessels in question.

8.	Other assets

Working capital contributions

Upon entrance into the Scorpio Handymax Tanker Pool (“SHTP”), all vessels are required to make working capital contributions of both cash and bunkers. The contribution amount is repaid, without interest, upon a vessel’s exit from the SHTP no later than six months after the exit date. Bunkers on board a vessel exiting the SHTP are credited against such repayment at the actual invoice price of the bunkers. We intend to operate our vessels currently in the SHTP for the foreseeable future and therefore have classified the working capital receivables as long term. The total value of the working capital contributions at December 31, 2010 was $1,428,376 (2009 was $0).

Purchase options

As described in Note 6 above, we purchased and took delivery of the STI Spirit during the year. The agreement to purchase the STI Spirit also included two separate purchase options with the seller which grant us the right, but not the obligation, to purchase a 2008 built Panamax LR1 ice class-1A product tanker for a price of $45.0 million each. Each option can be exercised at any time until September 2011. As of December 31, 2010, these options were not exercised.

The combined fair value of the two options has been estimated at $126,337. The fair value of the options has been reflected as part of Other non-current assets and the options will be expensed through the income statement if they are impaired or expire unexercised. If exercised, the value of the options will be added to the vessel cost and amortised on a straight line basis over the estimated useful life of the vessel. There were no indicators of impairment related to the options as of December 31, 2010.

9.	Accounts payable

	At December 31,

	2010	2009

Suppliers	$3,049,744	$656,002
Scorpio Handymax Tanker Pool Limited	22,349	—
Scorpio Ship Management	101,412	—

	$3,173,505	$656,002

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximate to their fair value.

10.	Bank loans

The following is a breakdown of the current and non-current portion of our debt outstanding at December 31, 2010 and 2009:

	At December 31,

	2010	2009

Current portion (1)	$15,826,314	$3,600,000
Non-current portion (1)	127,362,088	36,200,000

	$143,188,402	$39,800,000

(1)	The current portion and non current portion at December 31, 2010 were net of unamortized deferred financing fees of $444,706 and $1,541,474, respectively.

2005 Credit Facility

On April 6, 2010, we completed an initial public offering of our common shares (see Note 13). With a portion of the net proceeds from the offering, on April 9, 2010, we repaid the remaining balance of $38,900,000 under the 2005 Credit Facility (there was a payment of principal of $900,000 in February 2010).

2010 Credit Facility

On June 2, 2010, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, also acting through its New York branch, and Fortis Bank Nederland, collectively the lead arrangers, for a senior secured term loan facility of up to $150 million. Available borrowings under the credit facility can be drawn upon until December 2, 2011 and bear interest at LIBOR plus an applicable margin of 3.00% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. Amounts drawn under this credit facility mature on May 15, 2015 and can only be used to finance vessels (see Note 20 for remaining obligations under this facility). Any vessels financed under the credit facility become collateral assets of the facility.

Borrowings for each vessel financed under this facility, represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the new credit facility is repayable in equal quarterly instalments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is fifteen years of age. Our subsidiaries, which may, at any time, own one or more of our initial vessels, act as guarantors under the credit facility. As of December 31, 2010, we had drawn down $150.0 million under this facility, and we were in compliance with the loan covenants (as described below). On September 30, 2010 and December 31, 2010, we made principle payments of $1.4 million and $3.4 million, respectively. As of December 31, 2010, the outstanding balance was $145.2 million.

The credit facility requires us to comply with a number of covenants, including; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals of changes in the Manager of our vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

The financial covenants included in the 2010 Credit Facility are as follows:

•	The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.

•

Consolidated tangible net worth shall be no less than US$150,000,000 plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 75% of the value of any new equity issues from July 1, 2010 going forward.

•

The ratio of EBITDA (as defined below) to actual interest expense shall be no less than 2.50 to 1.00 commencing with the fifth fiscal quarter following the closing of the credit facility. EBITDA is defined as earnings before net interest expense, income taxes, depreciation, amortization, non-cash expenses or gains, extraordinary gains or losses not incurred in the ordinary course of business, expenses incurred in connection with a special or intermediate survey of a vessel and any drydocking expenses. Such ratio shall be calculated quarterly on a trailing quarter basis from and including the fifth fiscal quarter however for the ninth fiscal quarter and in periods thereafter the ratio shall be calculated on a trailing four quarter basis.

•

Unrestricted cash and cash equivalents including amounts on deposit with the lead arrangers for the first five fiscal quarters following the closing of our initial public offering shall at all times be no less than the higher of (i) US$2,000,000 per vessel or (ii) US$10,000,000 and thereafter unrestricted cash and cash equivalents shall at all times be no less than the higher of (i) US$1,000,000 per vessel or (ii) US$10,000,000.

•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

STI Spirit Credit Facility

On March 9, 2011, we executed a credit facility with DVB Bank SE for a senior secured term loan facility of $27.3 million for STI Spirit, which was acquired on November 10, 2010. The credit facility has a maturity date of seven years after the date the funds are drawn, and the loan bears interest at LIBOR plus a margin of 2.75% per annum. A commitment fee equal to 1.50% per annum is calculated on the undrawn loan from the date of execution. The credit facility may only be used to finance the STI Spirit. The loan will be repaid over 28 equal quarterly installments and a lump sum payment at maturity. The quarterly installments, which commence three months after the drawdown, are calculated using an 18 year amortization profile. Our subsidiary, STI Spirit Shipping Company Limited, which owns the vessel, is the borrower and Scorpio Tankers Inc. is the guarantor. This credit facility was fully drawn on March 14, 2011.

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approval of changes in the Manager of our vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

The financial covenants which pertain to Scorpio Tankers Inc. include:

•	The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.

•	Consolidated tangible net worth shall be no less than US$150,000,000 plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter.

•

The ratio of EBITDA, as defined below, to actual interest expense shall be no less than 2.50 to 1.00 commencing with the third fiscal quarter of 2011. EBITDA is defined as earnings before net interest expense, income taxes, depreciation, amortization, non-cash expenses or gains, extraordinary gains or losses not incurred in the ordinary course of business, expenses incurred in connection with a special or intermediate survey of a vessel and any drydocking expenses. Such ratio shall be calculated quarterly on a trailing quarterly basis from and including the third fiscal quarter of 2011 until the third fiscal quarter of 2012 when the ratio shall be calculated on a trailing four quarter basis.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

•

Unrestricted cash and cash equivalents shall be no less than the higher of (i) US$ 500,000 per vessel at all times or (ii) US$ 10,000,000 during the earlier of the first five fiscal quarters after the first drawdown date or the third fiscal quarter of 2011.

The aggregate fair market value of the STI Spirit shall at all times be no less than (i) 140% of the then outstanding loan balance if the vessel is operating in a pool or in the spot market or (ii) 130% of the then outstanding loan if the vessel is on time charter with a duration of at least one year.

2005 Credit Facility

Two of our wholly-owned subsidiaries, Senatore Shipping Company Limited and Noemi Shipping Company Limited, were joint and several borrowers under the 2005 Credit Facility, entered into with The Royal Bank of Scotland plc. The initial amount of the 2005 Credit Facility was $56,000,000, consisting of two tranches, one for each vessel-owning subsidiary. Each tranche was repayable in 40 consecutive quarterly installments of $450,000, plus a balloon payment of $10,000,000, to be made together with the 40th installment of each tranche (due on May 18, 2015).

The facility included a variety of restrictive operating covenants including a loan to value financial covenant and a change of control covenant.

As security for the loan the lender had:

• a first preferred mortgage on Senatore and Noemi; and

• an assignment of the earnings and any insurance proceeds on Senatore and Noemi.

11.	Derivative financial instruments

In order to fix the interest rate of the 2005 Credit Facility, Senatore Shipping Company Limited and Noemi Shipping Company Limited each signed an amortizing interest rate swap with The Royal Bank of Scotland plc on April 15, 2005 for an initial notional amount of $56,000,000. On February 15, 2007, these swap contracts were amended by reducing the then notional amount by 50% to $24,850,000.

The notional interest rate swap amount was $19,900,000 as of December 31, 2009 and $21,700,000 as of December 31, 2008. We did not elect to apply hedge accounting for these swaps.

On April 6, 2010, we completed an initial public offering of our common shares. With a portion of the net proceeds from the offering, on April 9, 2010, we settled the outstanding portion of the interest rate swap for a payment of $1,850,000. The realized loss recorded in 2010 relating to this facility was $279,560.

The carrying value (liability) of our interest rate swaps was as follows:

	At December 31,

	2010	2009

Current portion	$—	$(814,206)
Non-current portion	—	(871,104)

	$—	$(1,685,310)

These instruments were carried at fair value through profit and loss. See Note 20 for further details.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

12.	Segment reporting

Information about our reportable segments for the three years ended December 31, 2010 is as follows:

As of and for the year Ended December 31, 2010
	Panamax LR1	Handymax	Aframax/LR2	Other (2)	Total

Revenue from external customers	$29,344,505 (1)	$8,812,130	$641,278	$—	$38,797,913
Vessel operating costs	(12,363,968)	(5,649,736)	(426,788)	—	(18,440,492)
Voyage expenses	(253,106)	(2,289,192)	—	—	(2,542,298)
Charter hire	(275,532)	—	—	—	(275,532)
Depreciation	(7,493,632)	(2,389,669)	(293,211)	(2,396)	(10,178,908)
General and administrative expenses	(600,476)	(266,509)	(14,747)	(5,318,362)	(6,200,094)
Interest expense, net	(133,708)	1,383	778	(3,062,814)	(3,194,361)
Realized and unrealized gain/(loss) on derivative financial instruments	(279,560)	—	—	—	(279,560)
Other expense, net	(4,420)	—	—	(504,346)	(508,766)

Segment profit or loss	$7,940,103	$(1,781,593)	$(92,690)	$(8,887,918)	$(2,822,098)

(1)	Includes amortization expense of $2.3 million related to the amortization of time charter contracts acquired on the STI Harmony and STI Heritage.

(2)	Other represents items that are not allocable to any of our reportable segments

The Panamax/LR1 and Handymax segments each contained revenue from at least one major customer representing greater than 10% of total revenue. The revenue from those customers within their respective segments was:

Segment	Customer	2010	2009	2008

Panamax/LR1	Scorpio Panamax Tanker Pool Limited (1)	$9,645,173	$10,415,331	$20,980,233
	King Dustin (1)	8,700,195	8,288,767	8,879,913
	Liberty (1)	4,779,605	—	—
	BP	5,937,328	8,914,941	9,414,050

Handymax	Scorpio Handymax Tanker Pool Limited (1)	5,177,805	—	—

		$34,240,106	$27,619,039	$39,274,196

(1)	These customers are related parties (see Note 14).

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

13.	Common shares

At December 31, 2009, we had 1,500 registered shares authorized and issued with a par value of $1.00 per share. These shares provide the holders with rights to dividends and voting rights.

On March 17, 2010, the board of directors amended and restated the Articles of Incorporation to (i) authorize 275,000,000 registered shares of which 250,000,000 were designated as common shares with a par value of $0.01 and 25,000,000 were designated as preferred shares with a par value of $0.01, and (ii) authorize a stock split of 3,726.098 to 1 for the issued and outstanding common shares, which increased the number of shares from 1,500 common shares issued and outstanding to 5,589,147 common shares issued and outstanding. All common share amounts in the consolidated financial statements have been retroactively adjusted for all periods presented, including the share amounts used in the calculation of earnings per share, to give effect to the stock split.

On April 6, 2010, we completed an initial public offering of our common shares on the New York Stock Exchange. In connection with the offering, we issued and sold 12,500,000 additional common shares. In addition, we listed our existing shares. The costs related to the listing of our existing shares of $0.5 million in the year ended December 31, 2010 were expensed and included in Other (expense) and income, net in the consolidated income statement. On May 4, 2010, the underwriters of the initial public offering exercised their over-allotment option to purchase an additional 450,000 shares. Net proceeds from the issuance of the common shares of 12,950,000, which included the over-allotment, were $154.8 million Prior to the offering, the Lolli-Ghetti Family, of which Emanuele Lauro, our Chairman and Chief Executive Officer, is a member, owned 100% of our outstanding common shares and maintained a controlling interest in Scorpio Tankers Inc. Total fees and commissions relating to the initial public offering and exercise of the over-allotment option were $14.2 million, of which, $0.7 million were recognized as expense in the income statement ($0.2 million in 2009 and $0.5 million in 2010) as being related to the registration of existing shares and the remaining $13.5 million were recorded as a reduction to additional paid in capital.

On November 22, 2010, we completed a follow on public offering of 4,575,000 shares of common stock at $9.80 per share. After deducting underwriters’ discounts and paying offering expenses, the net proceeds were approximately $41.8 million. On December 2, 2010, we closed the issuance of 686,250 shares of common stock at $9.80 and received $6.4 million, after deducting underwriters’ discounts, when the underwriters in our follow on public offering exercised their over-allotment option. In addition, 510,204 shares were issued at the follow on public offering price in a concurrent private placement to a member of the Lolli-Ghetti family for total proceeds of $5.0 million. Total fees and commissions relating to the follow-on offering and exercise of the over-allotment option were $3.4 million and were recorded as a reduction to additional paid in capital.

Prior to the initial public offering, a subsidiary of Simon owned 100% of our shares (or 5,589,147 shares). Simon is incorporated in Liberia and is owned by members of the Lolli-Ghetti family. Emanuele Lauro, our founder, Chairman and Chief Executive Officer is a member of the Lolli-Ghetti family which, after completion of the initial public offering, issuance of restricted shares and subsequent follow on offering, no longer maintains a controlling interest.

Stock buyback plan – Treasury Shares

On July 9, 2010, the board of directors authorized a share buyback program of $20 million. We repurchase these shares in the open market at the time and prices that we consider to be appropriate. As of December 31, 2010, 244,146 shares have been purchased under the plan at an average price of $10.85 per share, including commissions.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Restricted stock issuance

On June 18, 2010, we issued 559,458 shares of restricted stock to the employees for no cash consideration. The share price at the date of issue was $10.99 per share. The vesting schedule of the restricted stock for the executive officers is (i) one-third of the shares vest on April 6, 2013, (ii) one-third of the shares vest on April 6, 2014, and (iii) one-third of the shares vest on April 6, 2015. Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method. For the year ended December 31, 2010, we recorded $922,123 in expense for these shares.

On June 21, 2010, we issued 9,000 shares of restricted stock to our independent directors for no cash consideration. The share price at the date of issue was $10.85 per share. These shares vest on April 6, 2011. For the year ended December 31, 2010, we recorded $66,150 in expense for these shares.

Assuming that all the restricted stock will vest, the stock compensation expense relating to these issuances in future periods will be:

	Employees	Directors	Total

For the year ending December 31, 2011	$1,702,382	$31,500	$1,733,882
For the year ending December 31, 2012	1,702,382	—	1,702,382
For the year ending December 31, 2013	1,151,776	—	1,151,776
For the year ending December 31, 2014	562,849	—	562,849
For the year ending December 31, 2015	106,929	—	106,929

	$5,226,318	$31,500	$5,257,818

14.	Related party transactions

Transactions with subsidiaries of Simon (herein referred to as Simon subsidiaries) and transactions with entities outside of Simon but controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated income statements and balance sheet are as follows:

	For the year
	ended December 31,
	2010	2009	2008

Pool revenue(1)
Scorpio Panamax Tanker Pool Limited	$9,645,173	$10,415,332	$20,980,233
Scorpio Handymax Tanker Pool Limited	5,177,805	—	—
Scorpio Aframax Tanker Pool Limited	641,278	—	—
Time charter revenue(2)
King Dustin	8,700,195	8,288,767	8,879,913
Liberty and subsidiaries	4,779,605
Vessel operating costs(3)	(1,058,699)	(600,000)	(765,422)
Commissions(4)	(233,546)	—
General and administrative expenses(5)	(932,460)	(344,162)	(619,421)
Other(6)	(130,602)	—

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

(1)

These transactions relate to revenue earned in the Scorpio Aframax, Scorpio Panamax, and Scorpio Handymax Tanker Pools (the Pools). The Pools are operated by Scorpio Aframax Tanker Pool Limited, Scorpio Panamax Tanker Pool Limited and Scorpio Handymax Tanker Pool Limited, respectively which are Simon subsidiaries.

(2)

The revenue earned was for Noemi’s time charter with King Dustin (which is 50% jointly controlled by a Simon subsidiary) along with STI Harmony’s and STI Heritage’s time charter with Liberty, a Simon subsidiary. See Note 15 for the terms of these time charters.

(3)

These transactions represent technical management fees charged by SSM, a related party affiliate, and included in the vessel operating costs in the consolidated income statement. We believe our technical management fees for the year ended December 31, 2010 and 2009 were at market rates because they were the same rates charged to other vessels managed by SSM. Additionally, in December 2009, we signed a Technical Management Agreement (see description below) for each ship with SSM. Each vessel pays $548 per day for technical management. This fee is the same charged to third parties by SSM, and therefore the Company believes it represents a market rate for such services.

The Company’s fees under technical management arrangements with SSM were not at market rates for the year ended December 31, 2008. The Company estimates that its technical management fees for the year ended December 31, 2008 would have been $601,704 and would have increased net income for the periods by $163,718 had the Company operated as an unaffiliated entity. The Company’s estimate is based upon the rates charged to third party participants by SSM in 2008.

(4)

These transactions represent the expense due to SCM for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement (see description below). Each of the vessels will pay 1.25% of their revenue when the vessels are not in the Pools. When our vessels are in the Pools, SCM, the pool manager, charges all vessels in the Pools (including third party participants) $250 per day for Panamax/LR1 and Aframax vessels and $300 per day for Handymax vessels and 1.25% of their revenue. We believe that the commercial management agreement represents a market rate for such services.

There were no charges related to these services for the years ended December 31, 2009 and 2008 and we estimate that the commissions on its fees for years ended December 31, 2009 and 2008 would have been $215,046 and $228,675, respectively and would have decreased net income for the period by the same amount if we operated as an unaffiliated entity. Our estimate is based upon the rates charged by SCM to third party participants in the pools for 2009 and 2008.

(5)

Prior to December 2009, SSM provided administrative services directly to us. In December 2009, we signed an administrative services agreement for each vessel with Liberty. We pay the administrator (Liberty) a fixed monthly fee calculated at cost with no profit for providing us with administrative services, and reimburses it for the reasonable direct or indirect expenses it incurs in providing us with such services. SSM provided administrative services to us under this agreement until September 30, 2010. From October 1, 2010, SCM has provided us administrative services under this agreement.

The administrative fee included services provided to us for accounting, administrative, information technology and management. Our fees under administrative services arrangements for the year ended December 31, 2009 and 2008 may not have been at market rates. We cannot estimate what the cost would have been if we operated as an unaffiliated party, but believe the charges for the year ended December 31, 2009 and 2008 were reasonable and appropriate for the services provided.

Our Commercial Management Agreement with SCM includes a daily flat fee charged payable to SCM for the vessels that are not in one of the pools managed by SCM. The flat fee is $250 per day for Panamax/LR1 and Aframax vessels and $300 per day for Handymax vessels. The flat fee is the same rate charged by SCM for vessels in the pools managed by SCM.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

•

The expense for the year ended December 31, 2010 of $932,460 included the flat fee of $203,405 charged by SCM and administrative fees of $729,055 charged by Liberty and are both included in general and administrative expenses in the consolidated income statement.

•

The expense for the year ended December 31, 2009 of $344,162 included fees of $70,418 charged by SCM and $273,744 charged by SSM for administrative services under the previous administrative agreement. The fees charged by SCM for the year ended December 31, 2009 were not at market rates. We estimate the fees charged by SCM for the year ended December 31, 2009 would have been $182,500 and would have decreased net income by $112,082.

•

The expense for the year ended December 31, 2008 of 619,421 included fees of $37,996 charged by SCM and $581,426 charged by SSM for administrative services under the previous administrative agreement. The fees charged by SCM for the year ended December 31, 2009 were not at market rates. We estimate the fees charged by SCM for the year ended December 31, 2009 would have been $183,000 and would have decreased net income by $145,004.

(6)

In accordance with our Administrative Services Agreement with Liberty, we are required to reimburse Liberty for any direct expenses. These transactions represent reimbursements of $130,602 to Liberty for the year ended December 31, 2010 for expenses related to the registration of the existing shares.

We had the following balances with related parties which have been included in the consolidated balance sheets:

	As of December 31,
	2010	2009

Assets:
Accounts receivable (due from the Pools)	$6,767,770	$1,133,030
Accounts receivable (SSM)	117	—
Accounts receivable (SCM)	3,463	—
Vessels and drydock (7)	2,431,700	—
Shareholder receivable(8)	—	1,928,253
Liabilities:
Accounts payable (owed to the Pools)	22,349	—
Accounts payable (SSM)	101,412
Shareholder’s equity:
Additional paid in capital(9)	344,490	—

(7)

The Administrative Services Agreement with Liberty includes a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. These fees are capitalized as part of the carrying value of the related vessel.

•

The balance as of December 31, 2010 of $2,431,700 was the 1% fee for administrative services provided for the purchases of the STI Harmony, STI Heritage, STI Conqueror, STI Matador, STI Gladiator, STI Highlander and STI Spirit.

(8)

During December 2009, we advanced $1,928,253 to a shareholder, which was recognized as a receivable in the consolidated balance sheet as of December 31, 2009. The receivable was due upon demand and was non-interest bearing and unsecured. The amount was repaid in the first quarter of 2010.

(9)

As per the Administrative Services Agreement, we have to reimburse Liberty for any direct expenses. The $344,490 as of December 31, 2010 related to expenses for the registration of the shares in the initial public offering, which closed on April 6, 2010 and were recorded as an offset against the proceeds from the offering. The liability has been cash settled as of December 31, 2010.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Key management remuneration

Our executive management was provided by a related party affiliate and included in the management fees described in (5) above, until April 6, 2010 when the initial public offering closed. If we were not part of Simon, and had the same ownership structure and a contract for administrative services for the periods up to April 6, 2010, we estimate our general and administrative costs would have been comparable with the general and administrative costs presented in the consolidated income statement for the years ended December 31, 2010, 2009 and 2008. For the period April 6, 2010 through December 31, 2010 key management remuneration was as follows:

As of December 31

2010

Short term employee benefits (salaries)	$2,059,907
Share-based compensation (1)	922,123

Total	$2,982,030

(1)	Represents restricted stock issued under the 2010 Equity Incentive Plan. See Note 13 for further description.

There are no post-employment benefits.

15.	Vessel revenue

During 2010, we had four vessels that were time chartered out and the remainder either operated in the various Scorpio pools or in the spot market, on voyage charter. During 2009 and 2008, we had two vessels that were time chartered out. The remaining revenue in those earlier years was derived from vessels operating in the Pool.

Revenue sources

	For the year
	Ended December 31,

	2010	2009	2008

Time charter revenue	$19,417,128	$17,203,709	$18,293,963
Pool revenue	15,464,256	10,415,332	20,980,233
Voyage revenue	3,916,529	—

	$38,797,913	$27,619,041	$39,274,196

Time charter out contracts:

	Time Charter Out

Vessel	From	To(1)	Daily rate

Noemi	Jan 2007	Jan 2012	$24,500
Senatore(2)	Sep 2007	Aug 2010	$26,000
STI Harmony(3)	June 2010	Sep 2010	$25,500
STI Heritage (3)	June 2010	Dec 2010	$25,500

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

(1)	The time charter contracts terminate plus or minus 30 days from the end date.
(2)	The time charter contract with the Senatore was terminated on August 26, 2010.
(3)

STI Harmony and STI Heritage were acquired from unaffiliated third parties in June 2010 with existing time charter contracts that commenced in October 2007 and January 2008, respectively. The vessels are chartered to subsidiaries of Liberty, which are related parties. The time charter contract with the STI Harmony was terminated on September 7, 2010 and with the STI Heritage on December 8, 2010.

The estimated minimum future time charter revenue to be received is as follows:

	As of December 31,

	2010	2009	2008

Within 1 year	$8,722,000	$16,144,500	$18,432,500
Between 1 and 5 years	—	9,457,000	25,601,500

	$8,722,000	$25,601,500	$44,034,000

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

16.	Charter hire

On December 12, 2010 the 2010 built LR1 product tanker, BW Zambesi, was delivered to us on a time charter in agreement. The term of the agreement was for one year from the date of delivery at a charter hire rate of $13,850 per day with an option to extend for an additional year at a charter hire rate of $14,850 per day. The vessel is currently operating in the Scorpio Panamax Tanker Pool. The undiscounted remaining future minimum lease payments under the arrangement as of December 31, 2010 are $4,792,100 in 2011. The total expense during the year ended December 31, 2010 was $275,532.

On May 29, 2008, one of the vessels owned by us, the Noemi, that was chartered out was chartered-in until May 1, 2009 at a rate of $26,750 per day and treated as an operating lease. The vessel operated in the Scorpio Panamax Tanker Pool until the time charter ended on May 1, 2009. The time charter contract also included a profit and loss sharing arrangement where (i) we agreed to pay 50% of the vessel’s earnings from the pool in excess of $26,750 per day (an increase in charter hire expense) to the charterer, and (ii) the charterer agreed to pay 50% of the vessel’s earnings from the Pool below $26,750 per day (a decrease in charter hire expense). The total expense, including income and expense from the profit and loss sharing agreement was $3,072,916 and $6,722,334 in 2009 and 2008, respectively. The profit sharing arrangement resulted in additional income of $108,426 in 2009, and an expense of $1,007,000 in 2008.

17.	Vessel operating costs

Vessel operating costs primarily represent crew related costs, stores, routine maintenance and repairs, insurance, technical management fees, and other related costs. The procurement of these services is managed on our behalf by our technical manager, SSM (see Note 14).

18.	Tax

Scorpio Tankers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands’ income tax. We are also exempt from income tax in other jurisdictions including the United States of America due to tax treaties; therefore, we did not have any tax charges, benefits, or balances as of or for the periods ended December 31, 2010, 2009 and 2008.

19.	(Loss)/Earnings per share

The calculation of both basic and diluted earnings per share is based on net income attributable to equity holders of the parent and weighted average outstanding shares of the Company, adjusted for potentially dilutive items. See the calculation below:

	For the year ended December 31,

	2010	2009	2008

Net (loss)/income attributable to equity holders of the parent	$(2,822,098)	$3,418,037	$12,185,924

Basic weighted average number of shares	15,600,813	5,589,147	5,589,147
Effect of dilutive potential basic shares:

Restricted stock	—	—	—

Diluted weighted average number of shares	15,600,813	5,589,147	5,589,147

Basic earnings per share	(0.18)	0.61	2.18

Diluted earnings per share	(0.18)	0.61	2.18

The weighted average number of shares presented above includes the stock split mentioned in Note 13 and assumes that the reorganization mentioned in Note 1 was effective during the period ended December 31, 2009 and 2008.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

We incurred a loss for the year ended December 31, 2010. As a result, the inclusion of potentially dilutive items related entirely to the issuance of 568,458 restricted shares in the diluted earnings per share calculation would have an antidilutive effect on the loss per share for the period. Therefore, all potentially dilutive items have been excluded from the diluted earnings per share calculation for this period.

20.	Financial instruments

Funding and capital risk management

We manage our funding and capital resources to ensure our ability to continue as a going concern while maximizing the return to the shareholder through optimization of the debt and equity balance.

Categories of financial instruments

	Carrying value As of December 31

	2010	2009	2008

Financial assets (at amortized cost)
Cash and cash equivalents	$68,186,902	$444,496	$3,607,635
Loans and receivable	8,782,628	3,367,251	3,701,980

Financial liabilities
Fair value through profit and loss - Derivative financial instruments	—	1,685,310	2,641,430
Other liabilities (at amortized cost)	147,485,258	41,409,534	94,171,231

On April 6, 2010, we completed an initial public offering of our common shares. With a portion of the net proceeds from the offering, on April 9, 2010, we settled the outstanding portion of an interest rate swap in April 2005, for a payment of $1,850,000.

Derivative financial instruments in 2008 and 2009, comprised solely of interest rate swaps, were measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates to determine the fair value.

IFRS 7 requires classification of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). In accordance with IFRS 7, the fair value measurement for the interest rate swap in 2008 and 2009 was classified as Level 2.

The fair value of other financial assets and liabilities are approximately equal to their carrying values.

Financial risk management objectives

We identify and evaluate significant risks on an ongoing basis with the objective of managing the sensitivity of our results and financial position to those risks. These risks include market risk, credit risk and liquidity risk.

The use of financial derivatives is governed by our policies as approved by the board of directors.

Market risk

Our activities expose us to the financial risks of changes in interest rates. See Note 10 for a description of the interest rate risk.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

In the years ended December 31, 2009 and 2008, we were party to interest rate swaps to mitigate the risk of rising interest rates. The outstanding portion of the interest rate swap was settled on April 9, 2010 for a payment of $1,850,000.

The consolidated income statement includes the following material items in respect of such instruments:

	For the year ended December 31

	2010	2009	2008

Realized loss on interest rate swaps	$279,560	$808,085	$405,691
Unrealized (gain)/loss on interest rate swaps	—	(956,120)	2,057,957

	$279,560	$(148,035)	$2,463,648

Sensitivity analysis – Interest rate risk

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at balance sheet date was outstanding for the whole year.

If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2010 would have decreased/increased by $0.7 million. This is mainly attributable to our exposure to interest rate movements on the 2010 Credit Facility.

If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2009 would have decreased/increased by $1.0 million (2008: decreased/increased by $1.0 million). This is mainly attributable to our exposure to interest rate movements for the portion of the 2005 Credit Facility that was not hedged by the interest rate swap in place at the time (see Note 11).

Credit risk

Credit risk is the potential exposure of loss in the event of non-performance by customers and derivative instrument counterparties.

Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial and technical managers. We did not experience material credit losses on our accounts receivables portfolio in the years ended December 31, 2010, 2009 and 2008.

The carrying amount of financial assets recognized in the consolidated financial statements represents the maximum exposure to credit risk without taking account of the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2010, 2009 and 2008.

We monitor exposure to credit risk, and believe that there is no substantial credit risk arising from counterparties.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.

We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows.

Current economic conditions make forecasting difficult, and there is the possibility that our actual trading performance during the coming year may be materially different from expectations.

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, we believe that we have adequate financial resources to continue in operation for a period of at least twelve months from the date of approval of these consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Remaining contractual maturity on secured bank loan (Note 10)

The following table details our remaining contractual maturity for our secured bank loan. The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay. The table includes both interest and principal cash flows.

As the interest cash flows are not fixed, the interest amount included has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

To be repaid as follows:

	As of December 31

	2010	2009

Less than 1 month	$—	$—
1-3 months	6,101,892	1,273,280
3 months to 1 year	17,591,716	3,757,572
1-5 years	147,705,130	18,786,996
5+ years	—	22,200,479

	$171,398,738	$46,018,327

21.	Commitments

On December 24, 2010, we agreed to charter in the Krisjanis Valdemars, a 2007 built Handymax ice-class 1B product tanker for 10 months at $12,000 per day. The agreement also includes a profit and loss sharing provision whereby 50% of all profits and losses (the difference between the vessel’s pool earnings and the charter hire expense) will be shared with the owner of the vessel. The vessel was delivered on February 14, 2011.

On December 24, 2010, we agreed to charter in the Kraslava, a 2007 built Handymax ice-class 1B product tanker, for one year at $12,070 per day. The vessel was delivered on January 26, 2011.

On December 30, 2010, we agreed to charter in the Histria Azure, a 2007 built Handymax product tanker, for one year at $12,250 per day. The vessel was delivered on February 6, 2011. The agreement includes an option for Scorpio Tankers to extend for an additional year at $13,750 per day or $12,250 per day with a 50% profit sharing agreement.

22.	Subsequent events

January 2011 restricted stock issuance

On January 31, 2011, we issued 281,000 shares of restricted stock to the employees for no cash consideration. The share price at the date of issue was $9.83 per share. The vesting schedule of the restricted stock is (i) one-third of the shares vest on January 31, 2012, (ii) one-third of the shares vest on January 31, 2013, and (iii) one-third of the shares vest on January 31, 2014. Compensation expense will be recognized ratably over the vesting periods for each tranche using the straight-line method.

On January 31, 2011, we issued 9,000 shares of restricted stock to our independent directors for no cash consideration. The share price at the date of issue was $9.83 per share. These shares vest on January 31, 2012.

Scorpio Tankers Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

STI Spirit Credit Facility

On March 9, 2011, we executed a credit facility with DVB Bank SE for a senior secured term loan facility of $27.3 million for STI Spirit, which was acquired on November 10, 2010. The credit facility has a maturity date of seven years after the date the funds are drawn, and the loan bears interest at LIBOR plus a margin of 2.75% per annum. A commitment fee equal to 1.50% per annum is calculated on the undrawn loan from the date of execution. The credit facility may only be used to finance the STI Spirit. The STI Spirit, with a net book value of $52.3 million as of December 31, 2010 was provided as collateral under the loan agreement. The loan will be repaid over 28 equal quarterly installments and a lump sum payment at maturity. The quarterly installments, which commence three months after the drawdown, are calculated using an 18 year amortization profile. Our subsidiary, STI Spirit Shipping Company Limited, which owns the vessel, is the borrower and Scorpio Tankers Inc. is the guarantor.

Delivery of time chartered in vessels

On January 26, 2011, we took delivery of Kraslava, a 2007 built Handymax ice-class 1B product tanker, which we previously agreed to time charter in as described in Note 21.

On February 6, 2011, we took delivery of Histria Azure, a 2007 built Handymax product tanker, which we previously agreed to time charter in as described in Note 21.

On February 14, 2011, we took delivery of Krisjanis Valdemars, a 2007 built Handymax product tanker, which we previously agreed to time charter in as described in Note 21.

Change in vessel operations

On January 11, 2011, the STI Spirit left the Scorpio Aframax Tanker Pool and is now trading in the Scorpio LR2 Pool.

Share distribution

In January 2011, Scorpio Owning Holding Ltd. distributed its shares in Scorpio Tankers Inc. (via a dividend) to the shareholders of Liberty, which is 97% owned by members of the Lolli-Ghetti family, of which our CEO and Chairman is a member. The members of the Lolli-Ghetti family have not sold the shares.

Potential sale of a Handymax vessel

In March 2011, we entered into an agreement pursuant to which an unaffiliated third party has the option to purchase one of our Handymaxes. If the option is exercised, we would realize a gain on the sale of approximately $5 million. The buyer is required to notify us if it intends to exercise such option at the end of May 2011.

Time charter-in agreement

On April 5, 2011, we entered into a time charter agreement for a 2007 built Handymax ice class 1B product tanker, the Kazdanga. This vessel will be chartered-in for one year at $12,345 per day and is expected to be delivered in June 2011. The agreement includes an option to extend the charter for an additional year at $13,335 per day.