Form 20-F
period 2011-12-31
Scorpio Tankers Inc.
filed 2012-03-23
CIK 1483934

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

As of December 31, 2011, there were 38,345,394 outstanding common shares with a par value $0.01 per share.

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

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors described from time to time in the reports we file with the SEC. We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of this report for a more complete discussion of these and other risks and uncertainties.

In this annual report, “we”, “us”, “our”, and the “Company” all refer to Scorpio Tankers Inc.

(i)

(ii)

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data. The selected financial data in the tables as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 are derived from our audited consolidated financial statements, which have been presented herein, and which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). This data should be read in conjunction with the consolidated financial statements and the notes thereto included in “ITEM 18. Financial Statements” in this annual report and “ITEM 5. Operating and Financial Review and Prospects.”

The selected financial data as of December 31, 2009, 2008 and 2007 and for the periods ended December 31, 2008 and 2007 are derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and are not presented herein.

We began our operations in October 2009, when Liberty Holding Company Ltd., or Liberty, then a wholly-owned subsidiary of Simon Financial Limited, or Simon, a company owned and controlled by the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member, transferred to us three vessel owning and operating subsidiary companies. Prior to October 1, 2009, our historical consolidated financial statements were prepared on a carve-out basis from the financial statements of Liberty. These carve-out financial statements include all assets, liabilities and results of operations of the three vessel-owning subsidiaries owned by us, formerly subsidiaries of Liberty, for the periods presented. For the periods presented, certain of the expenses incurred by these subsidiaries for commercial, technical and administrative management services were under management agreements with other Scorpio Group entities owned and controlled by the Lolli-Ghetti family, consisting of: (i) Scorpio Ship Management S.A.M., or SSM; and Scorpio Commercial Management S.A.M., or SCM; which provide us and third parties with technical and commercial management services, respectively; (ii) Liberty, which provided us with administrative services until March 13, 2012 when the administrative services agreement was assigned to Scorpio Services Holding Limited, or SSH, a company owned by the Lolli-Ghetti family; and (iii) other affiliated entities. Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to our historical consolidated financial statements.

	For the year ended December 31,
	2011	2010	2009	2008	2007
Consolidated Statement of Profit or Loss Data
Revenue:
Vessel revenue	$82,109,691	$38,797,913	$27,619,041	$39,274,196	$30,317,138
Operating expenses:
Vessel operating costs	(31,369,646)	(18,440,492)	(8,562,118)	(8,623,318)	(7,600,509)
Voyage expenses	(6,881,019)	(2,542,298)	—	—	—
Charter hire	(22,750,257)	(275,532)	(3,072,916)	(6,722,334)	—
Impairment (1)	(66,610,544)	—	(4,511,877)	—	—
Depreciation	(18,460,117)	(10,178,908)	(6,834,742)	(6,984,444)	(6,482,484)
General and administrative expenses	(11,636,713)	(6,200,094)	(416,908)	(600,361)	(590,772)
Total operating expenses	(157,708,296)	(37,637,324)	(23,398,561)	(22,930,457)	(14,673,765)
Operating income	(75,598,605)	1,160,589	4,220,480	16,343,739	15,643,373
Other income and expense:
Financial expenses	(7,060,027)	(3,230,895)	(699,115)	(1,710,907)	(1,953,344)
Realized loss on derivative financial instruments	—	(279,560)	(808,085)	(405,691)	(523,694)
Unrealized gain on derivative financial instruments	—	—	956,120	(2,057,957)	(1,245,472)
Financial income	51,008	36,534	4,929	35,492	142,233
Other expense, net	(118,968)	(508,766)	(256,292)	(18,752)	(9,304)
Total other income and expense	(7,127,987)	(3,982,687)	(802,443)	(4,157,815)	(3,589,581)
Net (loss)/income	$(82,726,592)	$(2,822,098)	$3,418,037	$12,185,924	$12,053,792
(Loss)/earnings per common share: (2)
Basic and diluted (loss)/earnings per share	$(2.88)	$(0.18)	$0.61	$2.18	$2.16
Basic and diluted weighted average shares outstanding	28,704,876	15,600,813	5,589,147	5,589,147	5,589,147

	As of December 31,
	2011	2010	2009	2008	2007
Balance Sheet Data
Cash and cash equivalents	$36,833,090	$68,186,902	$444,496	$3,607,635	$1,153,743
Vessels and drydock	322,457,755	333,425,386	99,594,267	109,260,102	116,244,546
Vessels under construction	60,332,870	—	—	—	—
Total assets	448,229,772	412,268,440	104,423,386	117,111,827	122,555,022
Current and non-current bank loans	145,567,511	143,188,402	36,200,000	43,400,000	47,000,000
Shareholder payable (3)	—	—	—	22,028,323	19,433,097
Related party payable (3)	—	—		27,406,408	27,406,408
Shareholders' equity	286,853,227	264,783,182	61,328,542	20,299,166	6,897,242

	For the year
	Ended December 31,
	2011	2010	2009	2008	2007
Condensed Cash Flows
Net cash inflow/(outflow):
Operating activities	$(12,451,163)	$4,906,478	$9,305,851	$24,837,892	$5,830,733
Investing activities	(122,573,437)	(245,594,809)	—	—	—
Financing activities	103,670,788	308,430,737	(12,468,990)	(22,384,000)	(10,693,500)

(1)	In the years ended December 31, 2011 and December 31, 2009, we recorded an impairment charge of $66.6 million for all 12 of our vessels and $4.5 million for two of our vessels, respectively. See Item 5. “Operating and Financial Review and Prospects”.
(2)	Basic earnings per share is calculated by dividing the net income attributable to equity holders of the parent by the weighted average number of common shares outstanding assuming, for the period prior to October 1, 2009, when our historical consolidated financial statements were prepared on a carve-out basis, that the reorganization described in Note 1 "Basis of Accounting" in the consolidated financial statements as of and for the year ended December 31, 2011 was effective during the period. In addition, the stock split which occurred on March 17, 2010 has been given retroactive effect for all periods presented herein. Diluted earnings per share are calculated by adjusting the net income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share. There were no such dilutive or antidilutive instruments in the current year.
(3)	On November 18, 2009, the shareholder payable and the related party payable balances, as of that date, were converted to equity as a capital contribution.

The following table sets forth our other operating data. This data should be read in conjunction with “ITEM 5. Operating and Financial Review and Prospects.”

	For the year ended December 31,
	2011	2010	2009	2008	2007
Average Daily Results
Time charter equivalent per day(1)	$12,898	$16,213	$23,423	$29,889	$27,687
Vessel operating costs per day(2)	7,581	8,166	7,819	7,875	6,941

Aframax/LR2
TCE per revenue day - pool	14,849	12,460	—	—	—
TCE per revenue day - time charters	15,457	—	—	—	—
Vessel operating costs per day(2)	6,960	8,293	—	—	—

Panamax/LR1
TCE per revenue day - pool	12,876	15,213	21,425	36,049	29,848
TCE per revenue day - spot	—	2,839	—	—	—
TCE per revenue day - time charters	23,962	22,729	24,825	24,992	24,382
Vessel operating costs per day(2)	7,891	8,189	7,819	7,875	6,941

Handymax
TCE per revenue day - pool	11,343	9,965	—	—	—
TCE per revenue day - spot	—	8,077	—	—	—
Vessel operating costs per day(2)	7,619	8,107	—	—	—

MR
TCE per revenue day - spot	12,092	—	—	—	—
Vessel operating costs per day(2)	6,748	—	—	—	—

Fleet data
Average number of owned vessels	11.29	6.19	3.00	3.00	3.00
Average number of time chartered-in vessels	4.95	0.06	0.33	0.59	—
Drydock
Expenditures for drydock	$2,624,094	$974,430	$1,680,784	$—	$—

(1)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per revenue day. Vessels in the pool and on time charter do not have voyage expenses; therefore, the revenue for pool vessels and time charter vessels is the same as their TCE revenue. Please see “Important financial and operational terms and concepts” section below for a discussion of TCE revenue, revenue days and voyage expenses.
(2)	Vessel operating costs per day represent, Vessel operating costs, as such term is defined in the “Important financial and operational terms and concepts” section below, divided by the number of days the vessel is owned during the period.
(3)	For a definition of items listed under “Fleet Data,” please see the section of this annual report entitled ITEM 5. “Operating and Financial Review and Prospects”.

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

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. A worsening of the current global economic conditions may adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters and the rates payable in respect of our vessels currently operating in tanker pools, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	supply and demand for oil and oil products;

•	regional availability of refining capacity and inventories;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, and strikes;

•	the distance oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the number of vessels that are out of service;

•	environmental concerns and regulations.; and

•	port or canal congestion.

We are dependent on spot-oriented pools and spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

All of our vessels are employed in either the spot market or in the Scorpio Group Pools, which are spot market-oriented tanker pools, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Group Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to negotiate new charters on our vessels, the charter rates payable under any charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values, and profitability.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. In addition, according to Drewry Shipping Consultants Ltd., or Drewry, as of the end of February 2012, the newbuilding order book, which extends to 2015 equaled approximately 14.8% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden. Although sea piracy worldwide decreased slightly in 2011 for the first time in five years, throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms and otherwise negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

If economic conditions throughout the world do not improve, it will impede our operations.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or the SEC, and other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations and may cause the price of our common stock to decline.

Changes in fuel, or bunkers, prices may adversely affect profits.

Fuel, or bunkers, is typically the largest expense in our shipping operations for our vessels and changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability.

We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our business, results of operations, cash flows and financial condition, and our available cash.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, and the International Ship and Port Facility Security Code. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws.

These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-nautical mile exclusive economic zone around the United States (unless the spill results solely from the act or omission of a third party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, or SOLAS. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports.

Adverse market conditions could cause us to breach covenants in our credit facilities and adversely affect our operating results.

The market values of tankers have generally experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other shipping companies and other modes of transportation, types, sizes and ages of vessels, competition from other tanker companies, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines, we may not be able to obtain additional financing or incur debt on terms that are acceptable to us, or at all. We believe that the current aggregate market value of our vessels will be in excess of loan to value amounts required under our credit facilities, which requires that the fair market value of the vessels pledged as collateral never be less than 150% of the aggregate principal amount outstanding for the 2010 Revolving Credit Facility and 2011 Credit Facility, 140% of the aggregate principal amount outstanding for the STI Spirit Credit Facility and 140% (130% if the vessel is subject to acceptable long term employment) of the aggregate principal amount outstanding plus a pro rata amount of any allocable swap exposure for the Newbuilding Credit Facility. In addition, each of our 2010 Revolving Credit Facility, 2011 Credit Facility and STI Spirit Credit Facility require us to maintain a ratio of EBITDA to interest expense of no less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 through the fourth quarter of 2012, at which time it will increase to 1.50 to 1.00 for the first quarter of 2013, 1.75 to 1.00 for the second quarter of 2013, and 2.00 to 1.00 at all times thereafter. Our Newbuilding Credit Facility requires us to maintain a ratio of EBITDA to interest expense of not less than 2.00 to 1.00 through the fourth quarter of 2012 and 2.50 to 1.00 at all times thereafter. Such ratio in all our credit facilities shall be calculated quarterly on a trailing four quarter basis. A decrease in vessel values or a failure to meet these ratios could cause us to breach certain covenants in our existing credit facilities and future financing agreements that we may enter into from time to time. If we breach such covenants and are unable to remedy the relevant breach or obtain a waiver, our lenders could accelerate our debt and foreclose on vessels in our fleet. If we sell any vessel at any time when vessel values have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings. For the year ended December 31, 2011, we evaluated the recoverable amount of our vessels, and we recognized a total impairment loss of $66.6 million for all of our owned vessels. In February 2012, we entered into agreements to sell the STI Conqueror for $21.0 million and the STI Matador and STI Gladiator for $16.2 million each. As a result of these sales, we recognized an additional loss of $4.0 million. See “—Risks related to our indebtedness” and “ITEM 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources, Long-Term Debt Obligations and Credit Arrangements” for a more comprehensive discussion of our current credit facilities and the related risks.

If our vessels suffer damage due to the inherent operational risks of the tanker industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, and market disruptions, delay or rerouting, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

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

The international shipping industry is an inherently risky business involving global operations. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

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

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, including Libya, and the presence of the United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political instability has also resulted in attacks on vessels, such as the attack on the M/T Limburg, a very large crude carrier not related to us, in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and available cash.

If our vessels call on ports located in countries that are subject to sanctions and embargos imposed by the U.S. or other governments that could adversely affect our reputation and the market for our common stock.

Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan, and Syria, in the future, our vessels may call on ports in these countries from time to time on charterers’ instructions. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or “CISADA”, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

A government could requisition one or more of our vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and available cash.

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our available cash could be adversely affected.

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

We were formed on July 1, 2009, and our initial three vessel-owning subsidiaries were transferred to us on October 1, 2009. Since our initial public offering in April 2010, we have acquired nine additional vessels, sold three vessels and chartered-in 13 vessels. As such, we have been operating the majority of our vessels for less than two years. We have a limited performance record and operating history, and, therefore, limited historical financial information, upon which you can evaluate our operating performance, ability to implement and achieve our business strategy or ability to pay dividends in the future. We cannot assure you that we will be successful in implementing our business strategy. As a young company, we will face certain operational challenges not faced by companies with a longer operating history.

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

We may have difficulty managing our planned growth properly.

One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable tankers and/or shipping companies for acquisitions at attractive prices;

•	obtain required financing for our existing and new operations;

•	identify businesses engaged in managing, operating or owning tankers for acquisitions or joint ventures;

•	integrate any acquired tankers or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	enhance our customer base; and

•	improve our operating, financial and accounting systems and controls.

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

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

In the event Hyundai Mipo Dockyard Ltd. (“Hyundai”) does not perform under its agreements with us for the construction of our Newbuilding Vessels and we are unable to enforce certain refund guarantees, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Our seven Newbuilding Vessels are currently under construction with Hyundai. As of March 23, 2012, we have made total yard payments in the amount of $72.7 million and we have remaining yard installments in the amount of $186.6 million before we take possession of these vessels.

In the event Hyundai does not perform under the contracts and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Delays in deliveries of additional vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our operating results.

We currently have seven Newbuilding Vessels under construction at Hyundai which are scheduled to be delivered to the Company between July 2012 and April 2013. The delivery of such vessels or vessels that we may acquire in the future could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of such vessels. In addition, the yard or a seller could fail to deliver vessels to us as agreed, or we could cancel a purchase contract because such yard or seller has not met its obligations.

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

Under time charter agreements, the charterer is responsible for voyage costs and the owner is responsible for the vessel operating costs. We currently have no vessels on time charter agreements. Under the tanker pool agreements, the pool is responsible for the voyage expenses and we are responsible for vessel costs. We currently have nine of our owned vessels operating in pools. We are responsible for both voyage expenses and vessel operating costs for vessels operating in the spot market. We currently have two of our owned vessels operating in the spot market. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash.

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

We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the year ended December 31, 2009, charter rates in the oil and petroleum products charter market declined significantly and Panamax vessel values also declined, both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Due to these indicators of potential impairment, in the year ended December 31, 2009, we evaluated the recoverable amount of our vessels, and we recognized a total impairment loss of $4.5 million for two of our vessels. In the year ended 2010, we did not record an impairment charge. For the year ended December 31, 2011, charter rates in the oil and petroleum products charter market further declined along with second hand vessel values. Due to these indicators of potential impairment, in the year ended December 31, 2011, we evaluated the recoverable amount of our vessels, and we recognized a total impairment loss of $66.6 million for all of our owned vessels. We cannot assure you that there will be not be further impairments in future years. Any additional impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common shares.

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

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to occur between 2026 to 2038, depending on the vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition, and available cash per share would be adversely affected. Any funds set aside for vessel replacement will reduce available cash.

Our ability to obtain additional financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

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

In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, and vessels are typically drydocked every 30 months thereafter, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $500,000 and $1,000,000, depending on the size and condition of the vessel and the location of drydocking.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of The Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of The Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may be difficult to serve process on or enforce a United States judgment against us, our officers and our directors because we are a foreign corporation.

We are a corporation formed in the Republic of The Marshall Islands, and some of our directors and officers and certain of the experts named in this offering are located outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of The Marshall Islands or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

RISKS RELATED TO OUR RELATIONSHIP WITH SCORPIO GROUP AND ITS AFFILIATES

We are dependent on our managers and their ability to hire and retain key personnel, and there may be conflicts of interest between us and our managers that may not be resolved in our favor.

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

Emanuele Lauro, our founder, Chairman and Chief Executive Officer, is a member of the Lolli-Ghetti family which owns and controls our commercial and technical managers. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of March 23, 2012, our commercial and technical managers provide commercial and technical management services to approximately 44 and 7 vessels respectively, other than the vessels in our fleet. In addition, our commercial manager provides services to eight vessels that are operated by entities affiliated with Mr. Lauro, and such entities may acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations.

Our Chief Executive Officer and President do not devote all of their time to our business, which may hinder our ability to operate successfully.

Messrs. Lauro and Bugbee, our Chief Executive Officer and President, respectively, participate in business activities not associated with the Company. As a result, Messrs. Lauro and Bugbee may devote less time to the Company than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both the Company as well as shareholders of other companies which they may be affiliated, including other Scorpio Group companies. This may create conflicts of interest in matters involving or affecting the Company and its customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We have entered into, and may enter in the future, various contracts, including charter agreements and credit facilities. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The failure of our charterers to meet their obligations under our charter agreements, on which we depend for our revenues, could cause us to suffer losses or otherwise adversely affect our business.

As of the date of this annual report, we do not employ any vessels under a long-term time charter agreement but we may enter into such agreements in the future. The ability and willingness of each of our counterparties to perform their obligations under a time charter, spot voyage or other agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such oil. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charterhire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased tanker charter rate levels. When we employ a vessel in the spot charter market, we generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities.

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

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain due to increased premiums or reduced or restricted coverage for losses caused by terrorist acts generally.

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

Borrowing under our credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling tankers; or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, our lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt even though the majority of the proceeds used to purchase the collateral vessels did not come from our credit facilities.

Our credit facilities contain restrictive covenants which limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.

Our credit facilities impose operating and financial restrictions on us. These restrictions limit our ability, or the ability of our subsidiaries party thereto to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

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

If the recent volatility in LIBOR rates continues, it will affect the interest rate under our existing credit facilities or future credit facilities which could affect our profitability, earnings and cash flow.

Amounts borrowed under our credit facilities are tied to LIBOR rates. LIBOR rates have recently been volatile, with the spread between those rates and prime lending rates widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by amounts that we may drawdown under our existing credit facilities or future credit facilities fluctuate with changes in the LIBOR rates, if this volatility were to continue, it would affect the amount of interest payable on amounts that we were to draw down from our existing credit facilities or future credit facilities, which in turn, would have an adverse effect on our profitability, earnings and cash flow.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in the Republic of the Marshall Islands pursuant to the Marshall Islands Business Corporations Act on July 1, 2009. Our principal executive offices are located at 9, Boulevard Charles III, Monaco 98000 and our telephone number at that location is +377-9798-5716. Our stock has traded on the New York Stock Exchange (NYSE) under the symbol "STNG" since our initial public offering in April 2010.

We provide seaborne transportation of crude oil and other petroleum products worldwide. We began our operations in October 2009, when Liberty, then a wholly-owned subsidiary of Simon Financial Limited, or Simon, a company owned and controlled by the Lolli-Ghetti family, transferred to us three vessel owning and operating subsidiary companies. On April 6, 2010, we completed our initial public offering for 12,500,000 shares of common stock at a public offering price $13.00 per share and commenced trading on the NYSE. Since that time we have expanded our fleet and as of the date of this report we own and operate 11 tankers (consisting of four LR1 tankers, three handymax tankers, two MR tankers, one LR2 tanker, and one post-panamax tanker), 12 chartered-in tankers (six Handymax tankers, five MR tankers and one LR2 tanker)] and have entered into contracts for the construction of seven newbuilding MR tankers, which are scheduled to be delivered to us between July 2012 and April 2013. We intend to continue to grow our fleet through timely and selective acquisitions of modern, high-quality tankers. We expect to focus future vessel acquisitions primarily on medium-sized product or coated tankers. However, we will also consider purchasing other classes of tankers if we determine that those vessels would, in our view, present favorable investment opportunities.

Fleet development

Owned vessels

On May 10, 2011, we took delivery of two MR product tankers, the STI Coral and STI Diamond, that we previously agreed to acquire for an aggregate purchase price of $70.0 million. We financed the purchase price through a combination of bank debt, a portion of the proceeds of our underwritten public offering in May 2011, and cash from operations. The ships were built in 2008 at the STX shipyard in Korea and were charter free at delivery.

In February 2012, we entered into agreements to sell three of our Handymax vessels: the STI Conqueror for $21.0 million, the STI Gladiator for $16.2 million, and the STI Matador for $16.2 million. The sale of the STI Conqueror closed in March 2012 and the sales of the STI Gladiator and STI Matador are expected to close in April 2012. We have received deposits of 10% of the purchase price on the sales of the STI Gladiator and STI Matador as of the date of this report. In connection with these sales, the availability of the Company's 2010 Revolving Credit Facility will decrease by approximately $31.0 million.

Time chartered-in vessels

On January 26, 2011, we took delivery of the Kraslava, a 2007 built Handymax ice-class 1B product tanker on a time charter-in arrangement for one year at a rate of $12,070 per day. In December 2011, this agreement was extended one month to February 26, 2012 and additional option periods were negotiated. The first option period on this vessel was exercised, extending the expiry date five months from February 26, 2012 to July 26, 2012. Subsequent to that, we have two consecutive optional periods each for three months at the current base rate of $12,070 per day. This vessel is currently operating in the Scorpio Handymax Tanker Pool.

On February 6, 2011 we took delivery of the Histria Azure, a 2007 built Handymax product tanker, on a time charter-in arrangement for one year at a rate of $12,250 per day. This vessel is currently off-hire and is expected to be re-delivered to us in April 2012. During 2011, this vessel operated in the Scorpio Handymax Tanker Pool from delivery through September 13, 2011 and has been off-hire through the date of this annual report. We have extended the term of the charter for this vessel for one year after the vessel is re-delivered to us at $12,000 per day. Pursuant to this charter agreement, we have an option to extend the term of the charter for four additional months at $12,250 per day and a second option to further extend the term of the charter agreement for an additional year at $13,650 per day.

On March 1, 2011, we took delivery of the Krisjanis Valdemars, a 2007 built Handymax ice-class 1B product tanker on a time charter-in arrangement for 10 months at a rate of $12,000 per day. The agreement also includes a profit and loss sharing provision whereby 50% of all profits and losses (the difference between the vessel's pool earnings and the charter hire expense) is shared with the owner of the vessel. In December 2011, we negotiated a two month extension and added three option periods to this agreement. The extension period expired on February 14, 2012 and the first option period was exercised, extending the expiry date four months to June 14, 2012. Subsequent to that, we have two consecutive optional periods of three and three months, respectively, at the base rate of $12,000 per day.

On May 27, 2011, we took delivery of the Kazdanga, a 2007 built Handymax ice class 1B product tanker for one year at a rate of $12,345 per day with an option for us to extend the charter for an additional year at a rate of $13,335 per day. This vessel is currently operating in the Scorpio Handymax Tanker Pool.

In July 2011, we took delivery of two time chartered-in Handymax product tankers. The Histria Perla, a 2005 built Handymax product tanker and was delivered on July 15, 2011 and the Histria Coral, a 2006 built Handymax product tanker was delivered on July 17, 2011. Each vessel has been chartered-in for two years at a rate of $12,750 and $13,250 per day for the first and second years, respectively. Each charter agreement includes an option for us to extend the charter for an additional year at a rate of $14,500 per day.

On October 24, 2011, we took delivery of a 2006 built LR2 product tanker , the Khawr Aladid. The vessel was chartered-in for six months at $12,000 per day, and we currently have an option to extend the charter for a period of six months from delivery at $13,000 per day.

In February 2012, we agreed to charter-in a 2009 built MR product tanker, the Pacific Duchess. The vessel will be chartered-in for one year at $13,800 per day and was delivered on March 17, 2012. The agreement includes an option for us to extend the charter for an additional year at $14,800 per day.

In February 2012, we agreed to charter-in a 2007 built MR product tanker, the Targale. The vessel will be chartered in for two years at $14,500 per day and is expected to be delivered in May 2012. The agreement includes three consecutive options for us to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.

In March 2012, we agreed to charter-in a 2010 built MR product tanker, the Pacific Marchioness. The vessel will be chartered-in for one year at $13,900 per day and is expected to be delivered in April 2012. The agreement includes an option for us to extend the charter for an additional year at $14,900 per day.

In March 2012, we agreed to charter-in a 2007 built MR product tanker, the STX Ace6. The vessel will be chartered-in for two years at $14,150 per day and is expected to be delivered in May 2012. The agreement includes an option for us to extend the charter for an additional year at $15,150 per day.

In March 2012, we agreed to charter-in a 2012 built MR product tanker, the Freja Lupus. The vessel will be chartered-in for two years at $14,760 per day and is expected to be delivered in April, 2012. The agreement includes an option for us to extend the charter for an additional year at $16,000 per day.

Newbuilding vessels

On June 6, 2011, we announced that we entered into contracts with Hyundai to construct five 52,000 DWT product tankers for approximately $37.4 million each. These vessels will be the first to be delivered from the Hyundai yard with new propulsion technology including the ‘B’ type ultra-long stroke electronically controlled main engine. These enhancements are expected to reduce the vessels’ consumption of fuel by approximately 10% compared to existing designs. The vessels are scheduled to be delivered to us between July 2012 and October 2012.

On December 21, 2011, we entered into an agreement with Hyundai to construct a sixth MR product tanker, or the sixth newbuilding, with the same specifications described above, for approximately $36.4 million. This vessel is scheduled to be delivered to us in January 2013.

In February 2012, we entered into an agreement with Hyundai to construct a seventh MR product tanker, or the seventh newbuilding, with the same specifications described above for $36.0 million. The seventh newbuilding is scheduled to be delivered in April 2013.

We plan to finance our seven Newbuilding Vessels through a combination of cash on hand, bank debt, and cash from operations.

B. Business Overview

We are engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets. Our fleet as of the date of this annual report consisted of 11 wholly owned tankers (four LR1 tankers, three Handymax tankers, two MR tankers, one LR2 tanker and one post-Panamax tanker), 12 time chartered-in tankers (six Handymax tankers, five MR tankers and one LR2 tanker) and we have contracted for seven newbuilding MRs, which are scheduled to be delivered to us between July 2012 and April 2013. Below is our fleet list as of the date of this annual report:

				Ice
	Vessel Name	Year Built	DWT	Class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Gladiator	2003	40,083	-	SHTP (1) *	Handymax
3	STI Matador	2003	40,096	-	SHTP (1) *	Handymax
4	STI Coral	2008	49,900	-	Spot	MR
5	STI Diamond	2008	49,900	-	Spot	MR
6	Noemi	2004	72,515	-	SPTP (2)	LR1
7	Senatore	2004	72,514	-	SPTP (2)	LR1
8	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
9	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
10	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax
11	STI Spirit	2008	113,100	-	SLR2P (3)	LR2
	Total owned DWT		704,499
							Time Charter Info
							Daily Base
	Time Chartered-In vessels						Rate	Expiry (1)
12	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$12,070	26-Jul-12	(4)
13	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$12,000	14-Jun-12	(5)
14	Kazdanga	2007	37,312	1B	SHTP (1)	Handymax	$12,345	27-May-12	(6)
15	Histria Azure	2007	40,394	-	SHTP (1)	Handymax	$12,000	01-Apr-13	(7)
16	Histria Perla	2005	40,471	-	SHTP (1)	Handymax	$13,000	15-Jul-13	(8)
17	Histria Coral	2006	40,426	-	SHTP (1)	Handymax	$13,000	17-Jul-13	(8)
18	Khawr Aladid	2006	106,003	-	SLR2P (3)	LR2	$12,000	23-Apr-12	(9)
19	Pacific Duchess	2009	46,697	-	Spot	MR	$13,800	17-Mar-13	(10)
20	Targale	2007	49,999	-	Spot	MR	$14,500	10-May-14	(11)
21	Pacific Marchioness	2010	46,697	-	Spot	MR	$13,900	15-Apr-13	(12)
22	STX Ace 6	2007	46,161	-	Spot	MR	$14,150	01-May-14	(13)
23	Freja Lupus	2012	50,385	-	Spot	MR	$14,760	25-Apr-14	(14)
	Total time chartered-in DWT		579,069

	Newbuildings currently under construction
24	Hull 2332		52,000	(15)		MR
25	Hull 2333		52,000	(15)		MR
26	Hull 2334		52,000	(15)		MR
27	Hull 2335		52,000	(15)		MR
28	Hull 2336		52,000	(15)		MR
29	Hull 2361		52,000	(15)		MR
30	Hull 2362		52,000	(15)		MR
	Total newbuilding DWT		364,000

	Total DWT		1,647,568

* We have agreed to sell these vessels to unrelated third parties and expect to deliver them to their buyers in April 2012.

(1)	This vessel operates in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member.
(2)	This vessel operates in Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM and is controlled by the Lolli-Ghetti family.
(3)	This vessel operates in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM and is controlled by the Lolli-Ghetti family.
(4)	This agreement has two consecutive optional periods for the Company to extend the charter of three and three months, respectively, at the current base rate of $12,070 per day.
(5)	This agreement has two consecutive optional periods for the Company to extend the charter three and three months, respectively, at the current base rate of $12,000 per day. The agreement also contains a 50% profit and loss sharing provision with the vessel owner whereby we split all of the vessel's profits and losses above $12,000/day with the vessel owner.
(6)	The agreement contains an option for the Company to extend the charter for an additional year at a rate of $13,335 per day.
(7)	This vessel is currently off-hire and is expected to be re-delivered to the Company in March 2012 on a one year time charter agreement at $12,000 per day. The agreement contains an option for the Company to extend the term of the charter for four additional months at $12,250 per day and a second option to further extend the term of the charter agreement for an additional year at $13,650 per day.
(8)	Represents the average rate for the two year duration of the agreement. The rate for the first year is $12,750 per day and the rate for the second year is $13,250 per day. The agreement contains an option for the Company to extend the charter for an additional year at a rate of $14,500 per day.
(9)	The agreement contains an option for the Company to extend for six months at $13,000 per day.
(10)	The agreement contains an option for the Company to extend for an additional year at $14,800 per day. This vessel was delivered on March 17, 2012.
(11)	The agreement includes three consecutive options to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively. This vessel is expected to be delivered on May 10, 2012.
(12)	The agreement contains an option for the Company to extend the charter for an additional year at a rate of $14,900 per day.
(13)	The agreement contains an option for the Company to extend the charter for an additional year at a rate of $15,150 per day.
(14)	The agreement contains an option for the Company to extend the charter for an additional year at a rate of $16,000 per day.
(15)	These seven Newbuilding Vessel are being constructed at Hyundai. Of our Newbuilding Vessels, the first five are expected to be delivered between July and September 2012, the sixth in January 2013 and the seventh in April 2013.

Operations

Generally, we operate our vessels in commercial pools (such as the Scorpio LR2 Pool, Scorpio Panamax Tanker Pool, and Scorpio Handymax Tanker Pool), in the spot market or on time charters. As of the date of this annual report:

•	STI Coral, STI Diamond and Pacific Duchess, were operating in the spot market.

•	STI Spirit and Khawr Aladid were operating in the Scorpio LR2 Pool.

•	Senatore, Venice, STI Harmony, STI Heritage and Noemi were operating in the Scorpio Panamax Tanker Pool.

•	STI Conqueror, STI Matador, STI Gladiator, STI Highlander, Krisjanis Valdemars, Kraslava, Kazdanga, Histria Perla, Histria Coral and Histria Azure were operating in the Scorpio Handymax Tanker Pool.

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

Spot Market

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but may enable us to capture increased profit margins during periods of improvements in tanker rates.

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

Commercial Management Agreement

Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM. SCM is a related party and SCM’s services include securing employment, in the spot market and on time charters, for the Company’s vessels. SCM also manages the Scorpio Group Pools. When our vessels operate in one of the commercial pools managed by SCM, we pay SCM an agent fee of $250 per vessel per day plus 1.25% commission per charter fixture for Panamax, LR1 and LR2 vessels and $300 per vessel per day for Handymax vessels. When our vessels are operating outside of such commercial pools, we pay SCM a fee of $250 per vessel per day plus a 1.25% commission of gross revenues per charter fixture for Panamax, LR1 and LR2 vessels and $300 per vessel per day for Handymax and MR vessels, which are the same fees SCM charges third parties.

We have signed commercial management agreements for each of our vessels for a period of three years, which may be terminated upon a 16 month notice. We expect to sign similar agreements for additional vessels that we may acquire in the future.

Technical Management Agreement

Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, a related party. SSM is owned the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the Company’s vessels such as drydocks and vetting/inspection under a technical management agreement. We currently pay SSM $548 per vessel per day to provide technical management services for each of our vessels. This fee is the same charged to third parties by SSM, and therefore the Company believes it represents a market rate for such services.

We signed the technical management agreements with SSM in December 2009 for a period of three years, which may be terminated upon a 16 month notice. We have also signed similar agreements for the vessels that we acquired and we expect to sign similar agreements for additional vessels that may acquire in the future.

Administrative Services Agreement

We have an administrative services agreement with our Administrator that provides accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space. Liberty, a company affiliated with us, acted as our Administrator until March 13, 2012 when the administrative services agreement was assigned to Scorpio Services Holding Limited, or SSH, a company owned the Lolli-Ghetti family. The effective date of the novation was November 9, 2009, the date that we first entered into the agreement with Liberty. We reimburse our current Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. Our Administrator also arranges vessel sales and purchases for us. Our Administrator services may be sub-contracted to other entities within the Scorpio Group.

We pay our Administrator a fee for arranging vessel purchases and sales for us, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. In 2011, we paid our Administrator $0.7 million in fees relating to vessel acquisitions. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Further, pursuant to our administrative services agreement, our Administrator, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

Our administrative services agreement, whose effective commencement began in December 2009, has a duration of three years.

The International Oil Tanker Shipping Industry

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

The current international financial crisis is affecting the international tanker market. It is expected that the global fleet will increase during 2012 because of the present order book. However, some shipping companies are now facing challenges in financing their large newbuilding programs, as shipping banks are more restrictive than before in granting credit. The current financial upheaval may delay deliveries of newbuildings and may also lead to the cancellation of newbuilding orders, and there have been reports of cancellations of tanker newbuildings from certain yards. Shipping companies with high debt or other financial commitments may be unable to continue servicing their debt, which could lead to foreclosure on vessels.

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

As the following figures indicate, the world economy grew at a fairly consistent rate in the period from 2000 to 2008, but growth came to an abrupt halt in 2009 when the world went into a global recession. The downturn was short-lived and the most recent data suggest that the world economy returned to positive growth in 2010, with China and India being the main engines of growth.

World Oil Consumption: 1990 - 2011

(Million Barrels Per Day)

(1) Provisional

Source: Drewry Maritime Research

World oil consumption has generally experienced sustained growth since 2000 with the exception of 2009 due to the downturn in the global economy. The provisional data for 2011 suggests that world oil demand rebounded strongly to reach 89.2 million barrels per day. Since 2000 it has grown at a compound annual growth rate (CAGR) of approximately 1.45%.

However, regionally, oil consumption is either static or declining in most of the developed world, but is increasing in most of the developing world. In recent years, Asia, in particular China has been the main generator of additional demand for oil, with this demand largely supplied from traditional sources such as the Middle East. In the period from 2000 to 2011, Chinese oil consumption grew by a CAGR of 6.4% to reach 9.5 million barrels per day.

Oil consumption on a per capita basis is still low in certain countries, such as China and India, when compared with the United States and Western Europe.

Seasonal trends also affect world oil consumption and consequently oil tanker demand. While trends in consumption do vary by season, peaks in tanker demand quite often precede seasonal consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.

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

Oil Refinery Capacity

Oil refineries also vary greatly in the quantity, variety and specification of products that they produce, and it is common for tankers to take products into and out of the same refinery. This global multi-directional trade pattern enables owners and operators of product tankers to engage in charters of triangulation, and thereby maximize the revenue.

Changes in refinery throughput are to a certain extent driven by changes in the location of capacity and capacity increases are taking place mostly in the developing world, especially in Asia. In turn this is leading to changes in voyage patterns and longer voyages.

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

World Oil Trades

World oil trades are naturally the result of geographical imbalances between areas of oil consumption and production, although it is important to recognize that in sectors such refined petroleum products arbitrage can have an impact on trade flows.

The volume of crude oil moved by sea each year also reflects the underlying changes in world oil consumption and production. Seaborne trade in crude oil in 2011 is provisionally estimated at 1.93 billion tons, while refined petroleum products movements are provisionally estimated at 895 million tons.

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

The growth in the volume of oil moved by sea since 2000 had been quite modest, but the absolute volume of trade hides the fact that geographical changes in the pattern or trade have had a positive impact on tanker demand when expressed in terms of ton miles. In the period from 2000 to 2011, ton mile demand in the tanker sector grew at a CAGR of 2.7%, whereas the overall increase in trade over the same period was equivalent to a CAGR of 2.2%.

As a result of changes in the pattern of trade the average haul length of refined product trades has risen from a recent market low of 2,631 miles (loaded voyage only) in 2000 to 3,940 miles in 2011, equivalent to a CAGR of 2.3%.

Oil Tanker Supply

The world oil tanker fleet is generally divided into five major types of vessel classifications, based on vessel carrying capacity. Additionally, the tanker fleet is divided between crude tankers that carry crude oil or residual fuel oil (“dirty products”), and product tankers that carry refined petroleum products (“clean products”) such as gasoline, jet fuel, kerosene, naphtha and gas oil.

While product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes, as a vessel’s tank must be cleaned prior to loading a different cargo type. Product tankers do not form a distinct vessel classification, but are identified on the basis of various factors, including technical and trading histories.

A number of tankers also have the capability to carry chemicals as well as refined petroleum products. These ships are sometimes referred to as product/chemical tankers and they move between the carriage of chemicals or refined petroleum products depending on market conditions and employment opportunities. The following analysis focuses on straight product tankers and the ships with product/chemical capability are covered in the section dealing with chemical tankers which follows.

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

The oil tanker fleet at the end of February 2012 consisted of 3,165 vessels with combined capacity of 402.6 million dwt.

Oil Tanker Fleet – February 29, 2012

Deadweight Tons	Number of		Capacity
(dwt)	Vessels	% of Fleet	(million dwt)	% of Fleet

10-49,999	780	27.8	27.3	6.8
50-79,999	449	31.3	31.5	7.9
80-119,999	906	96.5	96	24.1
120-199,999	444	68.5	68.6	17.2
200-320,000	554	168.0	165.8	41.6
320,000+	32	10.5	9.5	2.4
	3,165	402.6	398.7	100.0

Source: Drewry Maritime Research

Between the end of 2000 and the end of 2011 the size of the total tanker fleet grew by close to 50% with increases in fleet size taking place across all sectors, with the exception of the small ship category.

The Product Tanker Fleet

As of February 29, 2012, the product tanker fleet comprised 1,234 ships of 69.4 million dwt.

World Product(1) Tanker Fleet 29, February 2012

Size Category	Size Range (Deadweight Tons)	Number of Vessels	% of Fleet	Total Capacity (Million Dwt )	% of Fleet (Dwt)
LR2	>80,000	183	14.8%	20.0	28.8%
LR1	50,000-79,999	330	26.7%	23.1	33.3%
MR2	25,000-49,999	565	45.8%	24.0	34.6%
MR1	10,000-24,999	156	12.6%	2.3	3.3%
Total		1,234	100.0%	69.4	100.0%

(1) Excludes chemical tankers

Source: Drewry Maritime Research

Over the years, the supply of the smallest product tanker category (10,000-29,999 dwt) fleet has declined in favour of the larger ships that are more suited to the long-haul routes.

Oil Tanker Orderbook

As of February 29, 2012, the tanker orderbook amounted to 485 tankers of 74.8 million dwt, equivalent to 18.6% of the current fleet. At its peak in 2008 the orderbook to existing fleet ratio was just over 40% and the fact that it has fallen to under 20% reflects the fact that deliveries from the orderbook have more than outpaced new orders being placed. The current total tanker orderbook (crude and products) and the schedule of deliveries are shown below.

The Total Tanker Fleet & Orderbook: February 29, 2012

Size	Fleet		2012		2013		2014		2015		Total		% of
	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	Fleet
10-50,000	780	27,836	41	1,606	13	533	2	75	0	0	56	2,214	8.0%
50-80,000	449	31,280	40	2,522	50	2,878	8	448	0	0	98	5,848	18.7%
80-120,000	906	96,489	55	6,074	23	2,495	9	998	0	0	87	9,566	9.9%
120-200,000	444	68,458	65	10,172	48	7,355	11	1,614	0	0	124	19,141	28.0%
200-320,000	554	168,040	33	10,364	16	4,997	8	2,506	0	0	57	17,867	10.6%
320,000+	32	10,506	28	8,960	29	9,280	6	1,920	0	0	63	20,160	191.9%
Total	3,165	402,609	262	39,697	179	27,539	44	7,561	0	0	485	74,797	18.6%

Source: Drewry Maritime Research

Product Tanker Orderbook

As of February 29, 2012, the product tanker orderbook amounted to 165 ships of 10.3 million dwt, equivalent to 14.8% of the current fleet.

World Product Tanker Orderbook, February 29, 2012

Size Category	Deadweight Tons	Number of Vessels	% of Ex Fleet (No)	Total Capacity (Million Dwt)	% Ex Fleet (Dwt)
LR2	>80,000	28	15.3%	3.1	15.5%
LR1	50,000-79,999	87	26.4%	5.1	22.1%
MR2	25,000-49,999	46	8.1%	2.0	8.3%
MR1	10,000-24,999	4	2.6%	0.1	4.3%
Total		165	13.4%	10.3	14.8%

Source: Drewry Maritime Research

World Product Tanker Orderbook Delivery Schedule, February 29, 2012

Size	2012		2013		2014		2015+		Total
('000 dwt)	No.	‘000 Dwt	No.	‘0000 Dwt	No.	‘000 Dwt	No.	‘000 Dwt	No.	‘000 Dwt
10-25	4	64		0		0		0	4	64
25-50	33	1,463	11	450	2	75		0	46	1,988
50-80	36	2,220	42	2,370	8	448	1	50	87	5,088
80+	21	2,348	5	538	2	228		0	28	3,114
Total	94	6,096	58	3,358	12	751	1	50	165	10,255

Source: Drewry Maritime Research

The Product Tanker Freight Market

Freight Rates

Tanker charter hire rates and vessel values for all tankers are influenced by the supply and demand for tanker capacity. However, the product segment generally appears less volatile than other crude market segments because these vessels mainly transport refined petroleum products that are not subject to the same degree of volatility as the crude oil market. Also, in general terms time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility. The recent trends in rates in the time charter equivalent of spot rates and time charter rates are shown in the tables below.

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

From 2005 to 2007/2008 time charter rates for all sizes of oil tankers rose quite steeply, reflecting the fact that buoyant demand for oil and increased seaborne movements generated additional demand for tanker capacity. This led to a much tighter balance between vessel demand and supply and as consequence freight rates rose. However, as the world economy weakened in the second half of 2008 demand for oil also fell and this had a negative impact on tanker demand and freight rates. Rates therefore declined in 2009, only to stage a modest recovery in the early part of 2010, before falling once again in the summer months and then remaining weak in all of 2011 and into 2012, especially for the larger sizes of oil tanker.

Oil Tanker One Year Time Charter Rates: 2000-February 2012

(US$/Day Period Averages)

Size Category	Handysize	Handymax	Aframax	Suezmax	VLCC
DWT	30,000	45,000	90-95,000	150,000	280,000
2000	12,454	13,958	18,854	27,042	35,250
2001	15,583	17,563	23,125	30,500	37,958
2002	11,417	13,288	16,896	17,750	23,458
2003	13,267	14,846	19,146	26,104	33,604
2004	15,629	19,029	29,500	37,875	53,900
2005	18,854	25,271	35,021	42,292	60,125
2006	21,417	26,792	35,233	42,667	55,992
2007	22,000	24,500	33,143	43,042	53,333
2008	21,438	23,092	34,708	46,917	74,662
2009	13,675	14,850	19,663	27,825	38,533
2010	11,000	12,388	18,571	25,967	36,083
2011	12,300	13,600	15,200	19,700	24,600
Feb 2012	11,800	13,600	13,700	17,000	18,000

Source: Drewry Maritime Research

In general terms, time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility.

Environmental and Other Regulations

Government laws and regulations significantly affect the ownership and operation of our vessels. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modification and implementation costs.

A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent entities, classification societies, relevant flag state (country of registry) and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO’s Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships. By January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%). By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain “Emission Control Areas” (“ECAs”). By July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America will also be designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards.

Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under Chapter IX of SOLAS. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for its offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory. Vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to periodic adjustment for inflation), and our fleet is entirely composed of vessels of this size class. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard’s for each of our vessels as required to have one.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

Through our P&I Club membership, we expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters. In 2009, the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. As of November 2011, the Office of Management and Budget continues to review this proposed rule.

Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011, the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”).

To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate, may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by classification societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is ‘‘in class,’’ signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

•	Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

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

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a ‘‘recommendation’’ which must be rectified by the ship owner within prescribed time limits.

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

C. Organizational Structure

The following is a list of Scorpio Tankers Inc. subsidiaries as of December 31, 2011, all of which were 100% owned.

Company	Incorporated in
Noemi Shipping Company Limited	The Republic of The Marshall Islands
Senatore Shipping Company Limited	The Republic of The Marshall Islands
Venice Shipping Company Limited	The Republic of The Marshall Islands
STI Harmony Shipping Company Limited	The Republic of The Marshall Islands
STI Heritage Shipping Company Limited	The Republic of The Marshall Islands
STI Conqueror Shipping Company Limited	The Republic of The Marshall Islands
STI Matador Shipping Company Limited	The Republic of The Marshall Islands
STI Gladiator Shipping Company Limited	The Republic of The Marshall Islands
STI Highlander Shipping Company Limited	The Republic of The Marshall Islands
STI Spirit Shipping Company Limited	The Republic of The Marshall Islands
STI Coral Shipping Company Limited	The Republic of The Marshall Islands
STI Diamond Shipping Company Limited	The Republic of The Marshall Islands
STI Amber Shipping Company Limited	The Republic of The Marshall Islands
STI Topaz Shipping Company Limited	The Republic of The Marshall Islands
STI Ruby Shipping Company Limited	The Republic of The Marshall Islands
STI Garnet Shipping Company Limited	The Republic of The Marshall Islands
STI Onyx Shipping Company Limited	The Republic of The Marshall Islands
STI Sapphire Shipping Company Limited	The Republic of The Marshall Islands
STI Emerald Shipping Company Limited	The Republic of The Marshall Islands
STI Chartering and Trading Limited	The Republic of The Marshall Islands
Sting LLC	State of Delaware, United States of America

D. Property, Plant and Equipment

For a description of our fleet, see “ITEM 4.A. – History and Development of the Company” and “ ITEM 4.B. Business Overview – Our Fleet”.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in “ITEM 18. Financial Statements”. You should also carefully read the following discussion with “Risk Factors,” “The International Tanker Industry,” “Cautionary Statement Regarding Forward-Looking Statements.” The consolidated financial statements as of December 31, 2011 and 2010 and for each the three years in the period ended December 31, 2011 have been prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements are presented in U.S. Dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period. Prior to October 1, 2009, our historical consolidated financial statements were prepared on a carve-out basis from the financial statements of Liberty and include all assets, liabilities and results of operations of our three vessel-owning subsidiaries, formerly subsidiaries of Liberty, for those periods.

We anticipate additional opportunities to expand our fleet through acquisitions of tankers, and we believe that recent downward pressure on tanker values will present attractive investment opportunities to ship operators that have the necessary capital resources. We may purchase secondhand vessels that meet our specifications or newbuilding vessels, either directly from shipyards or from the current owners with shipyard contracts. The timing of these acquisitions will depend on our ability to identify suitable vessels on attractive purchase terms. Since our initial public offering, we have purchased nine vessels, entered into agreements to sell three vessels, time chartered-in 13 vessels and have contracted to build seven newbuilding vessels.

We generate revenues by charging customers for the transportation of their crude oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.

•	Time charters, which are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

•	Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment (described below), thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market.

•	For all types of vessels in contractual relationships, we are we are responsible for crewing and other vessel operating costs for our owned vessels and the charter hire expense for vessels that we time charter-in.

The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	Varies
Hire rate basis(1)	Varies	Daily	Varies
Voyage expenses(2)	We pay	Customer pays	Pool pays
Vessel operating costs for owned vessels(3)	We pay	We pay	We pay
Charterhire expense for vessels chartered-in(3)	We pay	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay	Pool does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.

(2)	“Voyage expenses” refers to expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.

(3)	Defined below under “—Important Financial and Operational Terms and Concepts.”

(4)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings.

As of December 31, 2011, certain of our owned and time chartered-in vessels (Venice, Senatore, Noemi, STI Conqueror, STI Gladiator, STI Harmony, STI Heritage, STI Highlander, STI Matador, STI Spirit, Krisjanis Valdemars, Kraslava, Kazdanga, Khawr Aladid, Histria Perla and Histria Coral), were operated in Scorpio Group Pools managed by SCM. The majority of the vessels in these pools trade in the spot market. As of December 31, 2011, the STI Coral and STI Diamond were traded in the spot market. In addition, we time-chartered-in the Pacific Duchess, Targale and Pacific Marchioness after December 31, 2011 and these vessels trade in the spot market.

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

Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. The shipowner pays all voyage expenses and vessel operating costs unless the vessel to which the charter relates has been time chartered-in.

Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate time charter equivalent revenues.

Vessel operating costs. We are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crews, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Additionally, these costs include technical management fees that we paid to Scorpio Ship Management, or SSM, which is controlled by the Lolli-Ghetti family. Pursuant to our technical management agreement, SSM provides us with technical services and we provide them with the ability to subcontract technical management of our vessels with our approval. We believe our technical management fees for the year ended December 31, 2011 were at market rates because they are the same rates as those charged to third-party vessels managed by SSM.

Charterhire. Charterhire is the amount we pay the owner for time chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs

Drydocking. We periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time charter equivalent revenue or rates. We report time charter equivalent, or TCE, revenues, a non-IFRS measure, because our management believes it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. TCE revenue is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Profit or Loss.

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

Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. All of the ship’s operating, voyage and capital costs are borne by the shipowner while the freight rate normally is agreed on a per cargo ton basis.

Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

Operating days. Operating days are the total number of available days in a period with respect to the owned vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned vessels, not our chartered-in vessels.

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

Our vessel revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on SCM’s outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:

•	global and regional economic and political conditions;

•	increases and decreases in production of and demand for crude oil and petroleum products;

•	increases and decreases in OPEC oil production quotas;

•	the distance crude oil and petroleum products need to be transported by sea; and

•	developments in international trade and changes in seaborne and other transportation patterns.

Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

Our general and administrative expenses were affected by the commercial management and administrative services agreements we entered into in December 2009 with SCM and Liberty Holding Company Ltd., respectively, and costs incurred from being a public company. SCM and Liberty, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer is a member, provide commercial and administrative management services to us, respectively. In December 2009, we entered into a commercial management agreement with SCM and an administrative services agreement with Liberty. On March 13, 2012, Liberty assigned its interests and obligations in the administrative services agreement to SSH, a company controlled by the Lolli-Ghetti family. The effective date of the novation was November 9, 2009, the date that we first entered into the agreement with Liberty. We pay fees under our commercial management agreement, which are identical to what SCM charges to its pool participants, including third-party owned vessels. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry. In addition, we continue to incur general and administrative expenses related to our being a publicly traded company, including, among other things, costs associated with reports to shareholders, filings with the U.S. Securities Exchange Commission, investor relations, New York Stock Exchange fees and tax compliance expenses.

RESULTS OF OPERATIONS

The following tables separately present our operating results for the years ended December 31, 2011, 2010 and 2009.

RESULTS OF OPERATIONS FOR THE Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

	For the Year Ended
	December 31,			Percentage
	2011	2010	Change	Change
Vessel revenue	$82,109,691	$38,797,913	$43,311,778	112%
Vessel operating costs	(31,369,646)	(18,440,492)	(12,929,154)	(70%)
Voyage expenses	(6,881,019)	(2,542,298)	(4,338,721)	(171%)
Charterhire	(22,750,257)	(275,532)	(22,474,725)	(8157%)
Impairment	(66,610,544)	—	(66,610,544)	N/A
Depreciation	(18,460,117)	(10,178,908)	(8,281,209)	(81%)
General and administrative expenses	(11,636,713)	(6,200,094)	(5,436,619)	(88%)
Financial expenses	(7,060,027)	(3,230,895)	(3,829,132)	(119%)
Realized loss on derivative financial instruments	—	(279,560)	279,560	N/A
Financial income	51,008	36,534	14,474	40%
Other expense, net	(118,968)	(508,766)	389,798	77%
Net loss	(82,726,592)	(2,822,098)	(79,904,495)	2831%

Net Loss. For the year ended December 31, 2011, we incurred a net loss of $82.7 million, compared to a net loss of $2.8 million for the year ended December 31, 2010. The differences between the two periods are discussed below.

Vessel revenue. Vessel revenue was $82.1 million for the year ended December 31, 2011, an increase of $43.3 million, or 112%, from vessel revenue of $38.8 million for the year ended December 31, 2010. The following table summarizes our revenue:

	For the year
	Ended December 31,			Percentage
	2011	2010	Change	Change
Owned vessels
Time charter revenue	$9,626,401	$19,417,128	$(9,790,727)	(50%)
Pool revenue	39,521,617	15,179,603	24,342,013	160%
Voyage revenue	12,286,812	3,916,529	8,370,283	214%
Time chartered-in vessels
Pool revenue	20,674,861	284,653	20,390,208	7163%

TOTAL	$82,109,691	$38,797,913	$43,311,778	112%

The decrease in time charter revenue of $9.8 million, or 50%, was the result of a decrease in the overall number of days of vessels on time charter to 427 in 2011 compared to 854 in 2010. This decrease was the result of the expiration of time charter contracts on the Senatore (expired August 2010), STI Harmony (expired September 2010), and STI Heritage (expired November 2010). Noemi was employed on a time charter for both periods that began in 2007 and expired in December 2011, and STI Spirit was employed on a short term time charter for 72 days during 2011.

The increase in pool revenue for owned vessels of $24.3 million, or 160%, was primarily the result of an increase in the number of pool revenue days to 3,149 in 2011 from 1,185 in 2010. This increase was attributable to growth of the fleet as our average number of owned vessels was 11.29 for the year ended December 31, 2011, compared to 6.19 for the year ended December 31, 2010.

The increase in voyage revenue of $8.4 million, or 214%, is a result of an increase in the number of days that our vessels operated in the spot market to 450 days in 2011 compared to 177 in 2010, in addition to an increase in TCE to $12,092 per day in 2011 from $7,774 per day in 2010. During 2011, the STI Coral and STI Diamond operated in the spot market for 450 days combined. During 2010, our newly purchased vessels, STI Conqueror, STI Gladiator, STI Matador and STI Highlander operated in the spot market prior to their entry in the Scorpio Handymax Tanker Pool for 167 days. Additionally, the Senatore operated in the spot market for 10 days subsequent to the termination of its time charter agreement and prior to its entry in the Scorpio Panamax Tanker Pool.

The increase of pool revenue for time chartered-in vessels of $20.3 million, or 7,163%, in 2011 compared to 2010 was due to an increase in the number of pool revenue days for time chartered-in vessels. In 2011, the BW Zambesi, Krisjanis Valdemars, Kraslava, Kazdanga, Histria Azure, Histria Perla, Histria Coral and Khawr Aladid were time chartered-in for 1,806 days, while in 2010, the BW Zambesi was time chartered-in for 20 days. All vessels operated in the Scorpio Group Pools.

Vessel operating costs. Vessel operating costs for owned vessels of $31.4 million for the year ended December 31, 2011, increased $12.9 million, or 70% from $18.4 million for the year ended December 31, 2010. The increase is the result of an additional 1,863 operating days in 2011 which was driven by the purchase of two vessels in 2011 and seven vessels throughout 2010, which operated for a full year in 2011 as opposed to partial years in 2010.

Voyage expenses. The increase in voyage expenses is a result of an increase in the number of days that our vessels operated in the spot market to 450 in 2011 from 177 in 2010. During 2011, the STI Coral and STI Diamond operated in the spot market for 450 days combined. During 2010, our newly purchased vessels, STI Conqueror, STI Gladiator, STI Matador and STI Highlander operated in the spot market for 167 days prior to their entry in the Scorpio Handymax Tanker Pool. Additionally, the Senatore operated in the spot market for 10 days subsequent to the termination of its time charter agreement and prior to its entry in the Scorpio Panamax Tanker Pool.

Charterhire. Charterhire expense of $22.8 million for the year ended December 31, 2011 increased $22.5 million, or 8,157%, from $0.3million for the year ended December 31, 2010. The increase was due to an increase of the number of time chartered-in days in 2011. In 2011, the BW Zambesi, Krisjanis Valdemars, Kraslava, Kazdanga, Histria Azure, Histria Perla, Histria Coral and Khawr Aladid were time chartered-in for 1,806 days, while in 2010, the BW Zambesi was time chartered-in for 20 days.

Impairment. In the year ended December 31, 2011, we recognized an impairment loss of $66.6 million for our 12 owned vessels. This impairment loss was triggered by reductions in vessel values, and represented the difference between the carrying value and recoverable amount, being fair value less cost to sell. In determining the fair value less cost to sell, we took into consideration the estimated valuations provided by independent ship brokers. No impairments were recognized in the year ended December 31, 2010.

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

Our impairment evaluation is performed on an individual vessel basis twice each year. First, we assess the fair value less the cost to sell our vessels taking into consideration vessel valuations from leading, independent and internationally recognized ship brokers. We then compare that estimate of market values (less an estimate of selling costs) to each vessel’s carrying value and, if the carrying value exceeds the vessel’s market value, an indicator of impairment exists. The indicator of impairment prompts us to perform a calculation of the potentially impaired vessel’s value in use, in order to appropriately determine the ‘higher of’ the two values.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. In developing estimates of future cash flows, we make assumptions about future charter rates, vessel operating expenses, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Reasonable changes in the assumptions for the discount rate or future charter rates could lead to a value in use for some of our vessels that is equal to or less than the carrying amount for such vessels. All of the aforementioned assumptions have been highly volatile in both the current market and historically. Given the current and historical volatility in market prices for similar vessels and recent downward pressure on charter rates, the fair value less estimated costs to sell in the current year reflected potential indicators of impairment for all of our owned vessels.

For the year ended December 31, 2011, we performed an assessment as described above. At that date, the carrying amounts of our vessels were greater than the basic, meaning charter free, market value for all of our owned vessels. In line with our policy we performed a value in use calculation where we estimated each vessels’ future cash flows based on a combination of the latest forecast time charter rates for the next three years (obtained from a third party service provider), a growth rate in freight rates for each period which is based on management’s long-term view of the market, and our best estimate of vessel operating expenses and drydock costs.. These cash flows were then discounted to their present value, using a discount rate based on our current borrowing rates adjusted for certain credit risks. The value in use calculations for all vessels were less than both the fair value less estimated costs to sell and carrying amounts of the vessels. As a result of this testing, we recorded an impairment loss of $66.6 million to adjust the carrying amounts of our vessels to reflect fair value less estimated costs to sell.

Illustrative comparison of excess of carrying amounts over estimated charter-free market value of certain vessels

During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing this analysis at December 31, 2011, we concluded that the recoverable amount of each of our vessels was lower than their carrying values and consequently, an impairment loss was required for each of our 12 owned vessels.

The table set forth below indicates the carrying amount of each of our vessels as of December 31, 2011.

Our estimate of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

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

	Vessel Name	Year Built	Carrying Value (in $ millions)*
1	STI Highlander	2007	$ 24.4
2	STI Gladiator	2003	17.8
3	STI Matador	2003	18.3
4	STI Conqueror	2005	20.5
5	STI Coral	2008	28.3
6	STI Diamond	2008	28.3
7	Noemi	2004	28.4
8	Senatore	2004	28.4
9	STI Harmony	2007	35.3
10	STI Heritage	2008	35.9
11	Venice	2001	19.1
12	STI Spirit	2008	37.7
	Total		$ 322.5

* Given that each of our vessels was impaired at December 31, 2011 based on fair value less cost to sell, the carrying amounts noted above are representative of fair value less estimated costs to sell as of December 31, 2011.

We refer you to the risk factor entitled “The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and adversely affect our operating results.” and the discussion herein under the heading “Risks Related To Our Industry”

Depreciation. Depreciation of $18.5 million for the year ended December 31, 2011 increased $8.3 million, or 81%, from $10.2 million for the year ended December 31, 2010. The increase in depreciation expense was primarily due to an increase in our average number of owned vessels to 11.29 in 2011 from 6.19 in 2010. This increase was offset by a change in the depreciable life of our owned vessels from 20 to 25 years in the second quarter 2010. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. This change in estimate was applied prospectively and the impact on the income statement for the year ended December 31, 2010 resulted in a decrease in depreciation expense and increase in net income of $1.2 million. This change will result in a decrease in depreciation expense (after considering the effect of the impairment noted above) of approximately $1.2 million for each year prospectively until the 20 year anniversary date of the vessels impacted by this change. See discussion of this change in estimate in Note 1 to the audited consolidated financial statements included in “ITEM 18 Financial Statements”.

General and administrative expense. General and administrative expense, which includes commercial management and administrative fees, of $11.6 million for the year ended December 31, 2011, increased $5.4 million, or 88%, from $6.2 million for the year ended December 31, 2010. The increase is a result of incremental costs incurred to operate as a public company and additional compensation arrangements that were entered into as part of the initial public offering in April 2010. This was specifically driven by an increase in the amortization of restricted stock issued in June 2010 and January 2011, a full year of salary costs, directors and officers insurance and fees, legal fees, audit fees and other related expenses.

Financial expenses. Financial expenses of $7.1 million for the year ended December 31, 2011, increased $3.8 million, or 119%, from $3.2 million for the year ended December 31, 2010. Financial expenses for the year ended December 31, 2011 consisted of interest on bank loans ($5.0 million), commitment fees on undrawn portions of the Company’s 2010 and 2011 Credit Facilities ($1.1 million ) and amortization of deferred financing fees ($1.0 million). Financial expenses for the year ended December 31, 2010 consisted of interest on bank loan ($2.4 million), which at the time only consisted of the 2010 Revolving Credit Facility, commitment fees on undrawn portions of the Company’s 2010 Revolving Credit Facility ($0.6 million) and amortization of deferred financing fees ($0.2 million). See the discussion in Long-Term Debt Obligations and Credit Arrangements below for details surrounding changes in the Company’s bank loans throughout 2011 which affected the components of financial expenses.

Realized loss on derivative financial instruments. Realized loss on derivatives from our interest rate swap, was $0.3 million for the year ended December 31, 2010. The realized loss is the result of the settlement difference between contracted interest rates and the actual market interest rates (LIBOR). The interest rate swap, which was related to the 2005 Credit Facility and did not qualify for hedge accounting, was terminated on April 9, 2010.

Financial income. Interest income was $51,008 for the year ended December 31, 2011, an increase of $14,474 or 40% from the $36,534 for the year ended December 31, 2010. The increase was primarily due to an increase in our average cash balance during the period.

Other expenses, net. Other expense, net was a loss of $118,968 for the year ended December 31, 2011, and a loss of $508,766 for the year ended December 31, 2010. The decrease was primarily driven by expenses incurred for the initial public offering in April 2010.

Results of operations – segment analysis

Aframax/LR2 segment

The following table summarizes vessel operations for our Aframax segment.

	For the year
Aframax/LR2 segment	Ended December 31			Percentage
	2011	2010	Change	Change
Vessel revenue	$6,484,272	$641,278	$5,842,994	911%
Vessel operating costs	(2,547,436)	(426,788)	(2,120,648)	497%
Charterhire	(838,793)	—	(838,793)	N/A
Impairment	(12,458,512)	—	(12,458,512)	N/A
Depreciation	(2,074,352)	(293,211)	(1,781,141)	607%
General and administrative expenses	(135,589)	(14,747)	(120,842)	819%
Financial expenses	(841,066)	778	(841,844)	(108,206%)
Other expense, net	(133,547)	—	(133,547)	N/A
Segment loss	$(12,545,024)	$(92,690)	(12,452,334)	13434%

Time charter revenue per day	15,457	—	15,457	N/A
Pool revenue per day	14,849	12,460	2,389	19%
Operating costs per day	6,960	8,293	(1,342)	(16%)

Time charter revenue days	72	—	72	N/A
Pool revenue days	361	51	310	602%
Operating days	365	51	314	609%

Average number of owned vessels	1.00	0.14	0.86	609%
Average number of time chartered-in vessels	0.19	—	0.19	N/A

On November 2010, we took delivery of the STI Spirit, a 113,091 dwt Aframax/LR2 product tanker. From delivery on November 10, 2010 through January 11, 2011, the STI Spirit operated in the Scorpio Aframax Tanker Pool, which traded a mix of crude and product tankers. As of March 25, 2011, this vessel joined the Scorpio LR2 Pool, which focuses solely on product tankers.

Vessel Revenue. Vessel revenue of $6.5 million for the year ended December 31, 2011, increased $5.8 million, or 911%, as the result of an increase in the overall number of total revenue days to 434 days in 2011 from 51 days in 2010. This was driven by the acquisition of the STI Spirit. Additionally, we took delivery of the Khawr Aladid, a 2006 built LR2 product tanker (106,003 DWT), on October 24, 2011, on a six month time charter-in agreement.

Vessel operating costs. Vessel operating costs of $2.5 million for the year ended December 31, 2011, increased $2.1 million or 497% as a result of an increase in the number of operating days to 365 in 2011 from 51 in 2010 which was driven by the purchase of the STI Spirit in November 2010.

Charterhire. Charterhire expense of $0.9 million for the year ended December 31, 2011 was driven by the delivery of the Khawr Aladid, a 2006 built LR2 product tanker (106,003 DWT), on October 24, 2011, on a six month time charter-in agreement. There were no time chartered-in vessels in the Aframax/LR2 segment in 2010.

Impairment. In the year ended December 31, 2011, we recognized an impairment loss of $12.5 million for the Aframax/LR2 segment. No impairment was recognized in 2010.

Depreciation. Depreciation and amortization expense of $2.1 million for the year ended December 31, 2011 increased $1.8 million, or 607%, from $0.3 million for the year ended December 31, 2010. The increase is due to an increase in the number of operating days to 365 in 2011 from 51 in 2010 which was driven by the purchase of the STI Spirit in November 2010.

General and administrative expense. General and administrative expense of $0.1 million for the year ended December 31, 2011, increased $0.1 million or 819% from $14,747 for the year ended December 31, 2010. General and administrative expenses for the Aframax/LR2 segment primarily consist of commercial management fees and administrative fees to SCM. The increase is due to an increase in the number of revenue days to 434 in 2011 from 51 in 2010 which was driven by the purchase of the STI Spirit in November 2010 and delivery of the Khawr Aladid in October 2011. These fees are described in Note 15 to the audited consolidated financial statements in “ITEM 18 Financial Statements”.

Financial expenses. Financial expenses was $0.8 million for the year ended December 31, 2011, an increase of approximately $0.8 million or 108,206% from $778 for year ended December 31, 2010. Financial expenses for the Aframax/LR2 segment represents interest for the STI Spirit Credit Facility which was signed and drawn in March 2011.

Other expense, net. Other expense, net was a loss of $133,547 for the year ended December 31, 2011. There were no other expenses for the year ended December 31, 2010. This increase is primarily due to the write-off of vessel purchase options that were acquired as part of the purchase of the STI Spirit in November 2010 and expired unexercised in September 2011.

Panamax/LR1 segment

The following table summarizes vessel operations for our Panamax segment

	For the year
Panamax/LR1 segment	Ended December 31			Percentage
	2011	2010	Change	Change
Vessel revenue	$31,100,705	$29,344,505	$1,756,200	6%
Vessel operating costs	(14,427,452)	(12,363,968)	(2,063,485)	17%
Voyage expenses	(13,383)	(253,106)	239,723	(95%)
Charterhire	(4,553,829)	(275,532)	(4,278,297)	1553%
Impairment	(28,616,341)	—	(28,616,341)	N/A
Depreciation	(9,279,150)	(7,493,632)	(1,785,518)	24%
General and administrative expenses	(691,943)	(600,476)	(91,467)	15%
Financial expenses	420	(133,708)	134,128	(100%)
Realized loss on derivative financial instruments	—	(279,560)	279,560	N/A
Other expense, net	22,802	(4,420)	27,222	(616%)
Segment (loss)/profit	$(26,458,171)	$7,940,103	(34,398,275)	(433%)

Time charter revenue per day	23,962	22,363	1,599	7%
Pool revenue per day	12,876	15,560	(2,684)	(17%)
Voyage revenue per day	—	2,839	(2,839)	N/A
Operating costs per day	7,891	8,189	(330)	(4%)

Time charter revenue days	355	868	(513)	(59%)
Pool revenue days	1,754	620	1,134	183%
Voyage revenue days	—	10	(10)	N/A
Operating days	1,825	1,510	315	21%

Average number of owned vessels	5.00	4.14	0.86	21%
Average number of time chartered-in vessels	0.91	0.05	0.86	1565%

Vessel Revenue. Vessel revenue for the year ended December 31, 2011 was $31.1 million, an increase of $1.8 million, or 6% from $29.3 million for the year ended December 31, 2010. The increase in revenue was the result of an increase in the overall number of total revenue days to 2,109 days in 2011 from 1,498 days in 2010. This was driven by an increase in pool days of 1,134 offset by a decrease in time charter days of 513. The STI Harmony and STI Heritage were acquired in June 2010 with existing time charter contracts that expired in September and December 2010, respectively. These, along with the time charter contracts with the Noemi and Senatore comprised the time charter revenue for 2010. The time charter contract for the Senatore expired in August 2010. The time charter arrangement for the Noemi expired in December 2011 and was the only vessel in this segment on time charter during 2011. All of these vessels entered the Scorpio Panamax Tanker Pool subsequent to the expiration of the time charters.

As such, in 2011, five of our owned vessels and one of our time chartered-in vessels operated in the Scorpio Panamax Tanker Pool. In 2010, four of our owned vessels and one of our time chartered-in vessels operated in the Scorpio Panamax Tanker Pool. The increase was offset by an overall decrease in daily TCE rates to $12,876 per day in 2011, from $15,560 per day in 2010.

Vessel operating costs. Vessel operating costs of $14.4 million increased $2.1 million or 17%, as a result of an increase in the number of operating days to 1,825 in 2011 from 1,510 in 2010, which was driven by the purchase of the STI Harmony and STI Heritage in June 2010 and therefore a full year of usage in 2011.

Voyage expenses. Voyage expenses of $13,383 decreased $0.2 million or 95% as a result of the Senatore operating in the spot market for 10 days subsequent to the termination of its time charter agreement and prior to its entry in the Scorpio Panamax Tanker Pool.

Charterhire. Charterhire expense of $4.5 million for the year ended December 31, 2011 decreased $4.2 million or 1,553% from $0.3 million for the year ended December 31, 2010. The increase was due to the BW Zambesi which was chartered-in for a total of 333 days in 2011 and 20 days in 2010 at a charterhire rate of $13,850 per day.

Impairment. In the year ended December 31, 2011, we recognized an impairment loss of $28.6 million for our owned Panamax/LR1 vessels. No impairment was recognized in 2010.

Depreciation. Depreciation expense of $9.3 million for the year ended December 31, 2011, increased by $1.8 million, or 24% from $7.5 million for the year ended December 31, 2010. The increase in depreciation expense was primarily due to an increase in our average number of owned vessels to 5.00 in 2011 from 4.14 in 2010. This increase was offset by the effect from a change in the depreciable life of our owned vessels from 20 to 25 years, which occurred in the second quarter of 2010, together with the effect of an increase in estimated residual values of our vessels. See discussion of these changes in Note 1 to the audited consolidated financial statements included in “ITEM 18 Financial Statements.”

General and administrative expense. General and administrative expense of $0.7 million for the year ended December 31, 2011, increased $0.1 million, or 15% from $0.6 million for the year ended December 31, 2010. General and administrative expenses for the Panamax/LR1 segment primarily consist of commercial management fees and administrative fees to SCM. The increase is the result of an increase in the average number of owned vessels to 5.00 in 2011 to 4.14 in 2010. These fees are described in Note 15 to the audited consolidated financial statements in “ITEM 18 Financial Statements”.

Financial expenses. Financial expenses were $0.2 million for the year ended December 31, 2010. Financial expenses for the Panamax/LR1 segment represent interest for the 2005 Credit Facility which was repaid in April 2010.

Realized loss on derivative financial instruments. Realized loss on derivative financial instruments was $0.3 million for the year ended December 31, 2010. The realized loss is the result of the settlement difference between contracted interest rates and the actual market interest rates (LIBOR) on an interest rate swap that was related to the 2005 Credit Facility, and was terminated on April 9, 2010.

MR Segment

The following table summarizes vessel operations for our MR segment. On May 10, 2011, we took delivery of STI Coral and STI Diamond and we did not have vessels operating in this segment in prior periods. As such, no further commentary has been provided in respect of this segment as a year-on-year comparison is not applicable.

For the year
MR segment	Ended December 31
2011
Vessel revenue	$12,286,812
Vessel operating costs	(3,178,352)
Voyage expenses	(6,841,876)
Impairment	(12,573,388)
Depreciation	(2,038,214)
General and administrative expenses	(313,782)
Segment loss	$(12,658,800)

Voyage revenue per day	12,092
Operating costs per day	6,748

Voyage revenue days	450
Operating days	471

Average number of owned vessels	1.29

Handymax segment

The following table summarizes vessel operations for our Handymax segment

	For the year
Handymax segment	Ended December 31			Percentage
	2011	2010	Change	Change

Vessel revenue	$32,237,902	$8,812,130	$23,425,771	266%
Vessel operating costs	(11,216,406)	(5,649,736)	(5,566,669)	99%
Voyage expenses	(25,760)	(2,289,192)	2,263,432	(99%)
Charterhire	(17,357,635)	—	(17,357,635)	N/A
Impairment	(12,962,303)	—	(12,962,303)	N/A
Depreciation	(5,068,401)	(2,389,669)	(2,678,733)	112%
General and administrative expenses	(762,083)	(266,509)	(495,572)	186%
Financial expenses	—	1,383	(1,383)	N/A
Segment loss	$(15,154,686)	$(1,781,593)	(13,373,091)	751%

Pool revenue per day	11,343	9,965	1,379	14%
Voyage revenue per day	—	8,077	(8,077)	N/A
Operating costs per day	7,619	8,107	(495)	(6%)

Pool revenue days	2,840	520	2,320	1238%
Voyage revenue days	—	167	(167)	N/A
Operating days	1,460	697	763	262%

Average number of owned vessels	4.00	1.91	2.09	260%
Average number of time chartered-in vessels	3.85	—	3.85	N/A

Vessel Revenue. Vessel revenue for the year ended December 31, 2011 was $32.2 million, an increase of $23.4 million, or 266% from $8.8 million for the year ended December 31, 2010. This increase was the result of an increase in the overall number of total revenue days to 2,840 days in 2011 from 687 days in 2010. The STI Conqueror was delivered in June 2010, the STI Matador and STI Gladiator were delivered in July 2010 and the STI Highlander was delivered in August 2010. These were the only vessels in the Handymax segment during the year ended December 31, 2010. We time chartered-in Krisjanis Valdemars, Kraslava, Histria Azure, Kazdanga, Histria Perla and Histria Coral during the year ended December 31, 2011. In addition, pool revenue per day increased 14% for the year ended December 31, 2011 when compared to the year ended December 31, 2010.

Vessel operating costs. Vessel operating costs for the year ended December 31, 2011 were $11.2 million, an increase of $5.6 million, or 99% from the year ended December 31, 2010. This as a result of an increase in the number of operating days to 1,460 from 697 for the years ended December 31, 2011 and 2010, respectively which was driven by the purchase of the STI Conqueror in June 2010, the STI Gladiator and STI Matador in July 2010 and STI Highlander in August 2010, all of which operated for a full year during 2011.

Voyage expenses. Voyage expenses for the year ended December 31, 2011 were $25,760, a decrease of $2.3 million, or 99% as a result of the STI Conqueror, STI Gladiator, STI Matador and STI Highlander operating in the spot market for 169 days in during the year ended December 31, 2010. No vessels operated in the spot market during the year ended December 31, 2011 though certain nominal voyage charges were incurred.

Charterhire. Charterhire for the year ended December 31, 2011 was $17.4 million, an increase of $17.4 million from the year ended December 31, 2010. The increase was the result of the chartering-in of Krisjanis Valdemars, Kraslava, Histria Azure, Kazdanga, Histria Perla and Histria Coral during the year ended December 31, 2011. There were no vessels chartered-in during the year ended December 31, 2010.

Impairment. In the year ended December 31, 2011, we recognized an impairment loss of $13.0 million for our owned Handymax. No impairment was recognized in 2010.

Depreciation. Depreciation expense for the year ended December 31, 2011 was $5.0 million, an increase of $2.7 million, or 112% from the year ended December 31, 2010. This increase is a result of an increase in our average number of owned Handymax vessels to 4.00 from 1.91 for the years ended December 31, 2011and 2010, respectively.

General and administrative expense. General and administrative expense for the year ended December 31, 2011 was $0.8 million, an increase of $0.5 million, or 186%, from the year ended December 31, 2010. General and administrative expenses for the Handymax segment primarily consists of commercial management fees and administrative fees to SCM. The increase is the result of an increase in the average number of owned and time chartered-in vessels to 7.85 from 1.91 for the years ended December 31, 2011 and 2010, respectively.

RESULTS OF OPERATIONS FOR THE Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

	For the year
	Ended December 31,			Percentage
	2010	2009	Change	Change
Vessel revenue	$38,797,913	$27,619,041	$11,178,872	40%
Vessel operating costs	(18,440,492)	(8,562,118)	(9,878,374)	115%
Voyage expenses	(2,542,298)	—	(2,542,298)	100%
Charterhire	(275,532)	(3,072,916)	2,797,384	(91%)
Impairment	—	(4,511,877)	4,511,877	N/A
Depreciation	(10,178,908)	(6,834,742)	(3,344,166)	49%
General and administrative expenses	(6,200,094)	(416,908)	(5,783,186)	1387%
Financial expenses	(3,230,895)	(699,115)	(2,531,780)	362%
Net realized and unrealized (loss)/gain on derivative financial instruments	(279,560)	148,035	(427,595)	(289%)
Financial income	36,534	4,929	31,605	641%
Other expenses, net	(508,766)	(256,292)	(252,474)	99%
Net (loss)/income	$(2,822,098)	$3,418,037	$(6,240,135)	(183%)

Net Loss/income. For the year ended December 31, 2010, we incurred a net loss of $2.8 million, compared to net income of $3.4 million for the year ended December 31, 2009. The differences between the two periods are discussed below.

Vessel revenue. Vessel revenue was $38.8 million for the year ended December 31, 2010, an increase of $11.2 million, or 40%, from vessel revenue of $27.6 million for the year ended December 31, 2009. The following table summarizes our revenue:

	For the year
	Ended December 31,
	2010	2009	Change	% change
Owned vessels
Time charter revenue	$19,417,128	$17,203,709	$2,213,419	13%
Pool revenue	15,179,603	7,438,726	7,740,877	104%
Voyage revenue	3,916,529	—	3,916,529	N/A
Time chartered-in vessels
Pool revenue	284,653	2,976,606	(2,691,953)	(90%)
TOTAL	$38,797,913	$27,619,041	$11,178,872	40%

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

Charterhire. Charterhire of $0.3 million for the year ended December 31, 2010 decreased $2.8 million, or 91%, from $3.1 million for the year ended December 31, 2009. The decrease was due to 101 less operating days in the year ended December 31, 2010 and a reduction in the charter-hire rate we paid on our time chartered-in vessels in 2010 compared to 2009. The BW Zambesi was chartered in for a total of 20 days in 2010 at a charter-hire rate of $13,850 per day.The Noemi was chartered-in by us for 121 days in 2009 at a charter-hire rate of $26,750 per day plus a 50% profit and loss arrangement where we agreed to pay 50% of the vessel’s earnings in the pool above the daily charter-hire rate, and we would receive 50% of the vessels earnings in the pool below $26,750 per day. For year ended December 31, 2009, we recorded a reduction in the charterhire expense of $108,000 because the vessel’s earnings in the pool were less than $26,750 per day.

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

Financial expenses. Financial expenses were $3.2 million for the year ended December 31, 2010, an increase of $2.5 million or 362% from $0.7 million for year ended December 31, 2009. The year ended December 31, 2010 included interest expense of $2.6 million on the 2010 Revolving Credit Facility and 2005 Credit Facility in addition to $0.5 million of lender commitment fees on the undrawn portion of the 2010 Revolving Credit Facility and $0.1 million of other finance charges. The year ended December 31, 2009 included interest expense on the 2005 Credit Facility.

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

Financial income. Financial income was $36,534 for the year ended December 31, 2010, an increase of $31,605 or 641% from the $4,929 for the year ended December 31, 2009. The increase was primarily due to an increase in our cash balance during the period.

Other expense, net. Other expense, net was a loss of $508,766 for the year ended December 31, 2010, and a net loss of $256,292 for the year ended December 31, 2009. The increase was primarily driven by expenses incurred for the initial public offering in April 2010.

Results of operations – segment analysis

Panamax/LR1 segment

The following table summarizes vessel operations for our Panamax segment

	For the year
Panamax/LR1 segment	Ended December 31,			Percentage
	2010	2009	Change	Change
Vessel revenue	$29,344,505	$27,619,041	$1,725,464	6%
Vessel operating costs	(12,363,968)	(8,562,118)	3,801,850	44%
Voyage expenses	(253,106)	—	253,106	N/A
Charterhire	(275,532)	(3,072,916)	(2,797,384)	(91%)
Impairment	—	(4,511,877)	(4,511,877)	(100%)
Depreciation	(7,493,632)	(6,834,742)	658,890	10%
General and administrative expenses	(600,476)	(416,908)	183,568	44%
Financial expenses	(133,708)	(694,186)	(560,478)	(81%)
Realized and unrealized (loss)/gain on derivative financial instruments	(279,560)	148,035	427,595	(289%)
Other expenses, net	(4,420)	(256,292)	(251,872)	(98%)
Segment profit	$7,940,103	$3,418,037	4,522,066	132%

Time charter revenue per day	22,729	24,824	(2,095)	(8%)
Pool revenue per day	15,213	21,425	(6,212)	(29%)
Voyage revenue per day	2,839	—	2,839	N/A
Operating costs per day	8,189	7,819	370	5%

Time charter revenue days	854	693	161	23%
Pool revenue days	634	486	148	30%
Voyage revenue days	10	—	10	N/A
Operating days	1,510	1,095	415	38%

Average number of owned vessels	4.14	3.00	1.14	38%
Average number of time chartered-in vessels	0.05	0.33	(0.28)	(85%)

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

General and administrative expense. General and administrative expense of $0.6 million for the year ended December 31, 2010, increased $0.2 million or 44% from $0.4 million for the year ended December 31, 2009. General and administrative expenses for the Panamax/LR1 segment primarily consist of commercial management fees and administrative fees to SCM. The increase is the result of an increase in the average number of owned vessels from 3.00 in 2009 to 4.14 in 2010. These fees are described in Note 15 to the audited consolidated financial statements in “ITEM 18 Financial Statements”.

Financial expenses. Financial expenses were $0.2 million for the year ended December 31, 2010, a decrease of approximately $0.6 million or 81% from $0.7 million for year ended December 31, 2009. Financial expenses for the Panamax/LR1 segment represents interest for the 2005 Credit Facility. Interest expense in 2010 represents only three months of interest as this facility was repaid in April 2010 while 2009 represents interest expense incurred for the entire year.

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

The following table summarizes vessel operations for our Aframax segment.

For the year
Aframax/LR2 segment	Ended December 31,
2010
Vessel revenue	$641,278
Vessel operating costs	(426,788)
Depreciation	(293,211)
General and administrative expenses	(14,747)
Financial income	778
Segment loss	$(92,690)

Pool revenue per day	12,460
Operating costs per day	8,293

Pool revenue days	51
Operating days	51

Average number of owned vessels	0.14

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

The following table summarizes vessel operations for our Handymax segment.

For the year
Handymax segment	Ended December 31,
2010

Vessel revenue	$8,812,130
Vessel operating costs	(5,649,736)
Voyage expenses	(2,289,192)
Depreciation	(2,389,669)
General and administrative expenses	(266,509)
Financial income	1,383
Segment loss	$(1,781,593)

Pool revenue per day	9,965
Voyage revenue per day	8,077
Operating costs per day	8,107

Pool revenue days	520
Voyage revenue days	167
Operating days	697

Average number of owned vessels	1.91

B. Liquidity and Capital Resources

Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessel operations, which are currently operating in pools or in the spot market, in addition to availability under our 2010 Revolving Credit Facility, our Newbuilding Credit Facility, our 2011 Credit Facility, and from the proceeds from the sale of the STI Conqueror, STI Matador and STI Gladiator. The pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates. We believe these cash flows from operations, amounts available under our various credit facilities, and our cash balance will be sufficient to meet our existing liquidity needs for the next 12 months from the date of this annual report.

As of December 31, 2011, our cash balance was $36.8 million, which is down from our cash balance of $68.2 million as of December 31, 2010. Additionally, at December 31, 2011 we had $37.9 million in availability under our 2010 Revolving Credit Facility which was converted from a term loan to a reducing revolving credit facility in July 2011. The decrease in cash balance was due to operating cash outflows, the acquisition of vessels (both second hand and deposits on newbuildings) and bank loan repayments. These outflows were offset by proceeds from our follow-on offerings in May and November 2011 along with drawdowns from our credit facilities.

For the year ended December 31, 2011, our net cash outflow from operating activities was $12.5 million, our net cash outflow from investing activities was $122.6 million and the net cash inflow from financing activities was $103.7 million. For the year ended December 31, 2010, our net cash inflow from operating activities was $4.9 million, our net cash outflow from investing activities was $245.6 million and the net cash inflow from financing activities was $308.4 million.

As of December 31, 2011, our long-term liquidity needs were comprised of our debt repayment obligations for our credit facilities, our obligations for our vessels under construction, and obligations under our eight time charter-in arrangements.

Our credit facilities require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, minimum interest coverage, maximum leverage ratios, loan to value ratios and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

No vessels are scheduled to be drydocked within the next 12 months.

Cash Flows

The table below summarizes our sources and uses of cash for the periods presented:

	For the year
	Ended December 31,
	2011	2010	2009
Condensed Cash Flows
Net cash inflow/(outflow) in respect of:
Operating activities	$(12,451,163)	$4,906,478	$9,305,851
Investing activities	(122,573,437)	(245,594,809)	—
Financing activities	103,670,788	308,430,737	(12,468,990)

For the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Cash inflow/(outflow)

Net cash outflow operating activities was $12.5 million for the year ended December 31, 2011, which was a decrease of $17.4 million from the year ended December 31, 2010. The decrease was primarily attributable to (i) an increase in vessel operating costs of $12.9 million, (ii) an increase in voyage expenses of $4.3 million, (iii) an increase in charterhire expense of $22.5 million, (iv) an increase in general and administrative expenses of $4.4 million (excluding non-cash items), (v) a net increase in interest expense of $3.8 million, (vi) a net increase in working capital of $11.5 million, (vii) a decrease in receipts from shareholders of $1.9 million, and (viii) an increase in drydock payments of $1.5 million. These decreases were partially offset by (i) an increase in vessel revenue of $43.3 million, (ii) a decrease in other expenses of $0.4 million and (iii) a decrease in interest rate swap termination payments of $1.9 million. .

Cash outflow from investing activities

Cash outflow from investing activities was $122.6 million for the year ended December 31, 2011 compared to $245.6 million for the year ended December 31, 2010. Investment activity during the year ended December 31, 2011 was driven by the purchase of the STI Coral and STI Diamond for an aggregate purchase price of $71.0 million (including a 1% commission paid to Liberty, our related party Administrator (at that time), along with other capitalized costs). Additionally, on June 2, 2011, we entered into agreements with Hyundai for the construction of five newbuilding vessels for approximately $37.4 million each. The vessels are scheduled to be delivered to us between July 2012 and September 2012. On December 21, 2011, we entered into another agreement with Hyundai for the construction of a sixth newbuilding vessel for $36.4 million which is scheduled for delivery in January 2013.

As of December 31, 2011, approximately $51.0 million has been paid as installment payments on all vessels. The following table is a timeline of future expected payments and dates as of December 31, 2011*:

Q1 2012	$18.7	million
Q2 2012	18.6	million
Q3 2012	110.2	million
Q4 2012	3.6	million
Q1 2013	21.8	million
	$172.9	million

*These are estimates only and are subject to change as construction progresses. The above does not include the seventh newbuilding contract that we entered into on February 17, 2012.

Investment activity during the year ended December 31, 2010 was driven by the purchase of seven product tankers during the period. Two of the tankers, STI Harmony and STI Heritage, are LR1 ice class 1A sister ships and were acquired for an aggregate purchase price of $92.9 million (including a 1% commission paid to Liberty, a related party), which included $2.3 million related to the value of the existing time charter contracts. Four of the other vessels, STI Conqueror, STI Matador, STI Gladiator and STI Highlander are Handymax vessels that were acquired for $100.0 million in aggregate (including a 1% commission paid to Liberty, our related party Administrator). The last vessel, the STI Spirit was acquired for $52.7 million which included $0.1 million related to the value of purchase options on two additional vessels which expired unexercised in September 2011.

Cash inflow from financing activities

Cash inflow from financing activities was $103.7 million for the year ended December 31, 2011 compared to $308.4 million for the year ended December 31, 2010. Financing activity during the year ended December 31, 2011 was driven by net proceeds of $68.5 million from the underwritten offering in May 2011, net proceeds of $36.5 million from the underwritten offering in November 2011, borrowings of $35.0 million under the 2011 Credit Facility, borrowings of $27.3 million under the STI Spirit Credit Facility, and borrowings of $53.0 million under the 2010 Revolving Credit Facility offset by payments of $99.0 million into the 2010 Revolving Credit Facility, principal payments on all of our credit facilities of $10.6 million, payment of deferred financing fees of $4.1 million under the 2011 Credit Facility, STI Spirit Credit Facility and the 2010 Revolving Credit Facility along with $2.9 million of costs related to the repurchase of our common shares. Financing activity during the year ended December 31, 2010 was driven by the net proceeds of the initial public offering of $154.8 million and $150.0 million of borrowings under the 2010 Revolving Credit Facility, which were offset by principal payments of $4.8 million under the 2010 Revolving Credit Facility, the repayment of $39.8 million under the 2005 Credit Facility, $2.6 million of costs related to the repurchase of our common shares and the payment of deferred financing fees of $2.2 million under the 2010 Revolving Credit Facility.

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

Two of the tankers delivered in June 2010 were LR1 ice class 1A sister ships, STI Harmony and STI Heritage, and were acquired for an aggregate price of $92.9 million (including a 1% commission paid to Liberty, our related party Administrator at that time), which included an estimated $2.3 million related to the value of the existing time charter contracts. The third vessel delivered in June 2010 was the STI Conqueror, which is a Handymax ice class 1B ship, and was acquired for $26.3 million (including a 1% commission paid to Liberty, our related party Administrator).

The vessels delivered in July 2010 were the STI Matador and STI Gladiator which are Handymax vessels and were acquired for an aggregate price of $46.4 million (including a 1% commission paid to Liberty, our related party Administrator).

The vessel delivered in August 2010, the STI Highlander, which is a Handymax vessel was acquired for a purchase price of $27.3 million (including a 1% commission paid to Liberty, our related party Administrator).

The vessel acquired in November 2010, the STI Spirit, an LR2 Aframax product tanker for a purchase price of $52.7 million (including a 1% commission paid to Liberty, our related party Administrator).

The agreement also included two purchase options with the seller. Each option granted us the right, but not the obligation, to purchase a 2008 built LR1 ice class-1A product tanker (approximately 63,600 dead weight tons) for a price of $45.0 million and these options expired unexercised in September 2011

Cash inflow /(outflow) from financing activities

Cash flow from financing activities was an inflow $308.4 million for the year ended December 31, 2010, and an outflow of $12.5 million for the year ended December 31, 2009 representing a $320.9 million increase in cash flow compared to the prior year. This increase was due to the net proceeds of the initial public offering of $154.8 million, proceeds from the issuance of long-term debt under the 2010 Revolving Credit Facility of $150.0 million and net proceeds from the follow-on offering in November 2010 of $53.2 million offset by principal payments on the 2010 Revolving Credit Facility of $4.8 million, the repayment of the 2005 Credit Facility of $39.8 million, payment of deferred financing fees under the 2010 Revolving Credit Facility of $2.2 million and the acquisition of treasury shares of $2.6 million. Cash outflow from financing activities for the year ended December 31, 2009 was attributable to dividends paid of $8.6 million, bank loan repayments of $3.6 million and the payment expenses related to the initial public offering of $0.3 million.

Long-Term Debt Obligations and Credit Arrangements

2005 Credit Facility

Two of our wholly-owned subsidiaries, Senatore Shipping Company Limited and Noemi Shipping Company Limited, were joint and several borrowers under a loan agreement dated May 17, 2005, or the 2005 Credit Facility, entered into with The Royal Bank of Scotland plc, as lender, which was secured by, among other things, a first preferred mortgage over each of Senatore and Noemi. The initial amount of the 2005 Credit Facility was $56.0 million and consisted of two tranches, one for each vessel-owning subsidiary. On April 9, 2010, we repaid the outstanding balance of $38.9 million with a portion of the proceeds from our initial public offering.

2010 Revolving Credit Facility

On June 2, 2010, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and Fortis Bank Nederland, for a senior secured term loan facility of up to $150 million. On July 12, 2011, we amended and restated the credit facility to convert it from a term loan to a reducing revolving credit facility. This gave us the ability to pay down and re-borrow from the total available commitments under the loan.  The total available commitments will reduce by $4.1 million each quarter, with a lump sum reduction of $76.0 million at the maturity date of June 2, 2015.  Our subsidiaries that own vessels that are collateralized by this loan will act as guarantors under the amended credit facility.  All terms mentioned are defined in the agreement.

On September 22, 2011 and on December 22, 2011, we amended the interest rate margin and certain financial covenants in the facility.

Drawdowns under the credit facility bear interest as follows: (1) through December 29, 2011, at LIBOR plus an applicable margin of 3.00% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%; (2) from December 30, 2011 through September 30, 2013, at LIBOR plus an applicable margin of 3.50% per annum; and (3) from October 1, 2013 and at all times thereafter, at LIBOR plus an applicable margin of 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. The credit facility matures on June 2, 2015 and can only be used to refinance amounts outstanding from the original loan agreement and for general corporate purposes.

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA (Employee Retirement Income Security Act); maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approval on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

The financial covenants require us to maintain:

•	A ratio of debt to capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $150 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter beginning on July 1, 2010 and 50% of the value of any new equity issues from July 1, 2010 going forward.

•	A ratio of EBITDA to interest expense no less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 until the fourth quarter of 2012, at which point the ratio will increase to: (i) 1.50 to 1.00 for the first quarter of 2013, (ii) 1.75 to 1.00 for the second quarter of 2013 and (iii) 2.00 at all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•	Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) not less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

In August 2011, we reduced the outstanding balance by $65 million, in September 2011 we drew down $6 million and in December 2011 we reduced the outstanding balance by $34 million and drew down $47 million. The outstanding balance at December 31, 2011 and 2010 was $91.0 million and $145.2 million, respectively. As of December 31, 2011, there were $37.9 million in available borrowings under this facility and we were in compliance with the loan covenants described above.

STI Spirit Credit Facility

On March 9, 2011, we executed a credit facility with DVB Bank SE for a senior secured term loan facility of $27.3 million for the STI Spirit, which was acquired on November 10, 2010. The credit facility was drawn down on March 17, 2011 and matures on March 17, 2018. On September 28, 2011 and on December 30, 2011, we amended certain financial covenants contained in the credit facility. The loan bears interest at LIBOR plus a margin of 2.75% per annum. The loan is repayable over 28 equal quarterly installments and a lump sum payment at maturity. The quarterly installments commenced three months after the drawdown and were calculated using an 18 year amortization profile. Our subsidiary, STI Spirit Shipping Company Limited, which owns the vessel, is the borrower and Scorpio Tankers Inc. is the guarantor. The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA (Employee Retirement Income Security Act); maintenance of flag and class of the vessel; restrictions on consolidations, mergers or sales of assets; approval of changes in the Manager of our vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

The financial covenants of the credit facility are described below. On September 28, 2011, we executed an amendment modifying the EBITDA to interest expense financial covenant. On December 30, 2011, we entered into a first amendatory agreement modifying certain other financial covenants.

The financial covenants require us to maintain:

•	A ratio of debt to capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $150 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter.

•	A ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 for the period commencing with the fourth quarter of 2011 through the fourth quarter of 2012, at which time it will increase to: (i) 1.50 to 1.00 for the first quarter of 2013, (ii) 1.75 to 1.00 for the second quarter of 2013 and (iii) 2.00 to 1.00 at all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•	Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) not less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•	An aggregate fair market value of the STI Spirit not less than (i) 140% of the then outstanding loan balance if the vessel is operating in a pool or in the spot market or (ii) 130% of the then outstanding loan if the vessel is on time charter with a duration of at least one year.

As of December 31, 2011, the outstanding balance under this facility was $26.2 million and we were in compliance with the loan covenants described above.

2011 Credit Facility

On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V., for a senior secured term loan facility of up to $150 million. On September 22, 2011 and December 22, 2011 we amended the loan agreement to extend the availability period and we amended the margin and certain financial covenants.

Borrowings under this credit facility are available until May 3, 2013. Drawdowns under the credit facility bear interest as follows: (1) until December 29, 2011, at LIBOR plus an applicable margin of (i) 2.75% per annum when our debt to capitalization (total debt plus equity) ratio is less than 45%, (ii) 3.00% per annum when our debt to capitalization ratio is greater than or equal to 45% but less than or equal to 50% and (iii) 3.25% when our debt to capitalization ratio is greater than 50%; (2) from December 30, 2011 through September 30, 2013, at LIBOR plus an applicable margin of 3.50% per annum and (3) from October 1, 2013 and at all times thereafter, at LIBOR plus an applicable margin of (i) 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and (ii) 3.50% per annum when our debt to capitalization ratio is greater than 50%.  A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. The credit facility matures on May 3, 2017 and can only be used to finance up to 50% of the cost of future vessel acquisitions, which vessels would be the collateral for the credit facility.

Borrowings for each vessel financed under this facility represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the new credit facility is repayable in equal quarterly installments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is sixteen years of age. Our subsidiaries, which may at any time, own one or more of our vessels, will act as guarantors under the credit facility.

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA (Employee Retirement Income Security Act); maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

The financial covenants require us to maintain:

•	A ratio of debt to capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth not less than $150 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 1, 2010 going forward .

•	A ratio of EBITDA to interest expense not less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 until the fourth quarter of 2012, at which point it will increase to: (i) 1.50 to 1.00 for the first quarter of 2013, (ii) 1.75 to 1.00 for the second quarter of 2013 and (iii) 2.00 to 1.00 at all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•	Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) not less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•	An aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

As of December 31, 2011, the outstanding balance under this facility was $33.6 million and we were in compliance with the loan covenants described above.

Newbuilding Credit Facility

On December 21, 2011, we executed a credit facility agreement with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB for a senior secured term loan facility of up to $92.0 million. The credit facility may be used only for the partial financing of the pre-delivery and delivery installments of four newbuilding 52,000 DWT MR product tankers that the Company contracted for in June 2011 with Hyundai and which are scheduled for delivery between July and September 2012. The newbuilding vessels will be owned individually by certain of our subsidiaries, who together are the borrowers under this credit facility and Scorpio Tankers Inc. is the guarantor. Borrowings under the credit facility bear interest at LIBOR plus an applicable margin of 2.70% per annum.  A commitment fee equal to 1.10% per annum is payable on the unused daily portion of the credit facility.

The facility will be made available in four tranches, one for each vessel, each in the amount of $23.0 million, which is approximately 61% of contracted price for each vessel.  Drawdowns under each tranche will be available after the first 39% of the contracted price for each vessel is paid by the Company and subject to certain other conditions precedent.  The four vessels will be collateral for the credit facility.  Repayment of the tranche relating to the respective vessel will commence after delivery of that vessel in quarterly installments of $375,000, which equates to a repayment profile of 15.33 years, and each tranche is scheduled to mature approximately seven years after delivery of the relevant vessel from the shipyard.

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

The financial covenants require us to maintain:

•	A ratio of debt to capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth not less than $150 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 2, 2010 going forward.

•	A ratio of EBITDA to interest expense not less than 2.00 to 1.00 commencing with the third fiscal quarter of 2011 until the fourth quarter of 2012, and 2.50 to 1.00 for all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•	Unrestricted cash and cash equivalents not less than $15.0 million, until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•	An aggregate fair market value of the collateral vessels shall at all times not less than 140% (120% if the vessel is subject to acceptable long term employment) of the aggregate principal amount outstanding plus a pro rata amount of any allocable swap exposure for the credit facility.

There were no borrowings outstanding as of December 31, 2011 and we were in compliance with the loan covenants described above.

Interest Rate Swaps

In August 2011, we entered into six interest rate swap agreements with three different banks to manage the interest costs and the risk associated with changing interest rates on our 2011 Credit Facility and 2010 Revolving Credit Facility. The notional amount of the swaps relating to the 2011 Credit Facility is $24 million with an average fixed rate of 1.30% starting on July 2, 2012 and expiring on June 30, 2015. The notional amount of the swaps relating to the 2010 Revolving Credit Facility is $51 million with an average fixed rate of 1.27% starting on July 2, 2012 and expiring on June 2, 2015. Hedge effectiveness is measured quarterly and as of December 31, 2011. All of the interest rate swap agreements qualified for hedge accounting and were deemed to be effective; therefore, any adjustment to the market value of the interest rate swaps appears in other comprehensive (loss) income (within equity, outside of the Profit or Loss statement). The fair market value was a liability of $0.7 million at December 31, 2011.

Equity

On April 6, 2010, we closed the issuance of 12,500,000 shares of common stock at $13.00 per share in our initial public offering and received net proceeds of $149.6 million, after deducting underwriters’ discounts and offering expenses.

On April 9, 2010, using a portion of the proceeds of our initial public offering, we repaid in full the outstanding balance of $38.9 million due under the credit facility entered into by our subsidiaries Senatore Shipping Company Limited and Noemi Shipping Company Limited with The Royal Bank of Scotland plc, as lender, in 2005, or the 2005 Credit Facility.

On May 4, 2010, pursuant to the underwriters’ exercise of their over-allotment option that we granted in connection with our initial public offering, we closed the issuance of 450,000 shares of common stock at $13.00 and received $5.2 million, after deducting underwriters’ discounts.

On November 22, 2010, we closed on a follow-on public offering of 4,575,000 shares of common stock at $9.80 per share. After deducting underwriters' discounts and paying offering expenses, the net proceeds were $41.8 million, and 510,204 shares were issued in a concurrent private placement to a member of the Lolli-Ghetti family for total proceeds of $5.0 million. On December 2, 2010, we closed the issuance of 686,250 shares of common stock at $9.80 and received $6.4 million, after deducting underwriters' discounts, when the underwriters in our follow-on public offering fully exercised their over-allotment option.

On May 18, 2011, we closed on a follow-on public offering of 6,000,000 shares of common stock and also closed on the underwriters’ over-allotment option to purchase 900,000 additional common shares at the offering price of $10.50 per share. We received net proceeds of $68.5 million, after deducting underwriters' discounts and offering expenses.

On December 6, 2011, we closed on a follow-on public offering of 7,000,000 shares of common stock at the offering price of $5.50 per share. We received net proceeds of $36.5 million, after deducting underwriters' discounts and estimated offering expenses.

CAPITAL EXPENDITURES

Vessel acquisitions

In the first half of June 2010, we took delivery of three product tanker vessels that we previously agreed to acquire. STI Conqueror, a Handymax ice class 1B ship, was acquired for $26.0 million. This vessel was sold in March 2012 for a selling price of $21.0 million. STI Harmony and STI Heritage, LR1 ice class 1A sister ships, were acquired for an aggregate price of $92.0 million, which included $2.3 million for the value of the existing time charter contracts. The value of the time charter contracts was amortized as a reduction to vessel revenue over the remaining life of the time charter contracts. STI Harmony and STI Heritage entered the Scorpio Panamax Tanker Pool upon the completion of their time charters in September 2010 and December 2010, respectively.

In July 2010, we took delivery of three Handymax tankers, STI Matador, STI Gladiator and STI Highlander for an aggregate price of $73.0 million. These vessels trade in the Scorpio Handymax Tanker Pool. We signed agreements to sell the STI Gladiator and STI Matador for $16.2 million each in February 2012. These sales are expected to close in April 2012.

In November 2010, we took delivery of an LR2 Aframax product tanker, STI Spirit, for which we paid a purchase price of $52.2 million.

Additionally, we capitalized $2.4 million as part of these vessel purchases for the 1% fee of the gross purchase or sale price that we pay our Administrator upon the consummation of any such purchase or sale.

On May 10, 2011, we took delivery of two product tankers, STI Coral and STI Diamond, for an aggregate purchase price of $70.0 million.  The ships were built in 2008 at the STX shipyard in Korea and trade in the spot market. Additionally, we capitalized $0.7 million as part of these vessel purchases for the 1% fee of the gross purchase or sale price that we pay our Administrator upon the consummation of any such purchase or sale.

Newbuildings with Hyundai Mipo Dockyard Co. Ltd. (“Hyundai”)

On June 6, 2011, we signed contracts with Hyundai to construct five MR product tankers for approximately $37.4 million each. The vessels are scheduled to be delivered to the Company between July 2012 and September 2012.

On December 21, 2011, we signed a contract with Hyundai to construct an additional MR product tanker for approximately $36.4 million. This vessel is scheduled to be delivered to the Company in January 2013.

We have made payments of $50.4 million on all of these vessels as of December 31, 2011. Furthermore, on December 28, 2011 the keels were laid on the first five newbuilding vessels. We made a related progress payment of $9.4 million in January 2012 which was accrued for at December 31, 2011.

Furthermore, in February 2012, we signed a contract with Hyundai to construct a newbuilding vessel for $36.0 million, which is our seventh MR newbuilding product tanker with Hyundai. The seventh newbuilding is scheduled to be delivered in April 2013. A $3.6 million deposit has been paid to Hyundai as of the date of this report.

Our commitments under all newbuilding vessel agreements, including the seventh newbuilding are as follows as of March 23, 2012:

Q2 2012	$22.2	million
Q3 2012	113.8	million
Q4 2012	7.2	million
Q1 2013	21.8	million
Q2 2013	21.6	million
	$186.6	million

Vessel disposals

In February 2012, we entered into agreements to sell three of our Handymax vessels: the STI Conqueror for $21.0 million, the STI Gladiator for $16.2 million, and the STI Matador for $16.2 million. The sale of the STI Conqueror closed on March 20, 2012 and the sales of the STI Gladiator and STI Matador are expected to close in April 2012. In connection with these sales, the availability of the Company's 2010 Revolving Credit Facility will decrease by approximately $31.0 million.

As part of the sale of all three vessels, the Company will record a $4.0 million loss on disposal in the first quarter of 2012. Additionally, approximately $0.5 million of deferred financing fees attributable to the 2010 Revolving Credit Facility will be written off upon closing of the sale.

Drydock

During 2011, we drydocked three of our owned vessels (Venice, STI Harmony, STI Highlander) for an aggregated drydock cost of $2.6 million and a total of approximately 67 off-hire days. The individual vessel drydock costs and off-hire days were as follows:

•	Venice: $1.2 million and 23 off-hire days;

•	STI Harmony: $0.6 million and 21 off-hire days;

•	STI Highlander: $0.8 million and 23 off-hire days; and

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

Share Buy-Back

On July 9, 2010, the board of directors authorized a share buy-back program of $20 million. As of December 31, 2011, we had repurchased 723,665 shares of our common stock at an average price per share of $7.5981. See ITEM 16.E for further information.

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

See ITEM 4.B “The International Tanker Industry”.

E. Off-Balance Sheet Arrangements

As of December 31, 2011, we were committed to make charter-hire payments to third parties for certain chartered-in vessels. These arrangements are accounted for as operating leases.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our total contractual obligations at December 31, 2011:

	Less than	1 to 3	3 to 5	More than
	1 year	years	years	5 years
Bank Loans (1)	$4,245,540	$19,439,650	$88,581,582	$38,577,758
Bank Loan—Interest payments (2)	6,899,104	13,245,702	5,559,885	1,108,204
Bank Loan - Commitment fees (3)	2,681,494	904,886	—	—
Time charter-in commitments (4)	21,003,620	5,943,250		—
Technical management fees (5)	1,573,856	460,320	—	—
Commercial management fee s(6)	37,200	—	—	—
Newbuilding Installments (7)	151,190,625	21,840,000	—	—
Total	$187,631,439	$61,833,809	$94,141,467	$39,685,962

(1)	Represents principal payments due on our 2010 Revolving Credit Facility, 2011 Credit Facility and STI Spirit Credit Facility based on our outstanding borrowings as of December 31, 2011.

(2)	The interest payments in the above schedule were calculated as follows, based on drawings as of December 31, 2011:

•	For the 2010 Revolving Credit Facility, we calculated interest expense in the following manner:

i	We used a fixed interest rate of 1.27% on the notional amount of our interest rate swaps of $51 million during the time period the swap is outstanding (July 1, 2012 through June 2, 2015).

ii	For all amounts due in excess of the notional amount on our swap arrangements, we used the average of the 3 and 4 year interest swap rates of 0.94% (as published by the US Federal Reserve as of December 30, 2011) plus a margin of 3.50%, which is the margin for the 2010 Revolving Credit Facility. We used the average of the 3 and 4 year interest swap rates because this facility matures on June 2, 2015.

•	For the 2011 Credit Facility, we calculated interest expense in the following manner:

i	We used a fixed interest rate of 1.30% on the notional amount of our interest rate swaps of $24 million during the time period the swap is outstanding (July 1, 2012 through June 30, 2015).

ii	For all amounts due in excess of the notional amount on our swap arrangements, we the 5 year interest swap rate of 1.25% (as published by the US Federal Reserve as of December 30, 2011) plus a margin of 3.50%, which is the margin for the 2011 Credit Facility. We use the 5 year interest swap rate because this facility matures on May 3, 2017.

•	For the STI Spirit Credit Facility, a 7 year interest swap rate of 1.65% (as published by the US Federal Reserve as of December 30, 2011) plus a margin of 2.75%, which is the margin for the STI Spirit Credit Facility. This facility matures on March 17, 2018, hence the use of the 7 year interest swap rate.

(3)	A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of our 2010 Revolving Credit Facility, the 2011 Credit Facility and the Newbuilding Credit Facility. The STI Spirit Credit Facility was fully drawn as of December 31, 2011.

(4)	Represents amounts due under our time charter-in arrangements as of December 31, 2011 for the Kraslava, Krisjanis Valdemars, Histria Azure, Kazdanga, Histria Perla and Histria Coral.

(5)	We pay our technical manager, SSM, $548 per day per owned vessel.

(6)	We pay our commercial manager, SCM, $250 per day per owned vessel plus 1.25% of gross revenue for vessels that are not in a pool. This amount represents the estimated minimum commercial management fees for the Noemi, which was under a time charter-out contract until December 2011 and whose revenues are contractually committed to until such time. No gross revenue estimate was made for STI Coral and STI Diamond, which are also not operating in the pools, as these vessels are operating in the spot market where no revenues are guaranteed.

(7)	Represents obligations under our agreements with Hyundai for the construction of our first six Newbuilding Vessels, as of December 31, 2011, with the first five scheduled to be delivered to us between July 2012 and September 2012 and the sixth scheduled for January 2013.

G. Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

CRITICAL JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgments and estimates are as follows:

Revenue recognition

We currently generate all revenue from time charters, spot voyages, or pools. Revenue recognition for time charters and pools is generally less complex and subjective than voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.

We generated revenue from spot voyages during the year ended December 31, 2011. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of spot voyage revenues can be estimated with a greater degree of accuracy.

Vessel impairment

We evaluate the carrying amounts of our vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing the fair value less cost to sell of the vessel, we obtain vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.

At December 31, 2011, we determined fair value less estimated costs to sell for our vessels, taking into consideration three independent broker valuations for each vessel and adjusting for estimated disposal costs. Our estimate of fair value less costs to sell was then compared to each vessel’s respective carrying amount. The fair value less estimated costs to sell were lower than the carrying amount for all vessels indicating that an impairment might exist. We then performed a value in use calculation where we estimated each vessel’s future cash flows based on a combination of the latest forecast time charter rates for the next three years, a steady growth in freight rates in each period thereafter which is based management’s long-term view of the market, and our best estimate of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value, using a discount rate based on our current borrowing rates adjusted for certain credit risks.

The value in use calculations for all vessels were less than the fair value less estimated costs to sell and accordingly, the recoverable amount of all vessels was determined to be its fair value less costs to sell. As a result, we recorded an impairment loss of $66.6 million to adjust the carrying amounts of our vessels to their fair value less estimated selling costs.

Vessel lives and residual value

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives. Effective April 1, 2010, we revised the estimated useful life of our vessels from 20 years to 25 years from the date of initial delivery from the shipyard. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rate average at the balance sheet date. This calculation is updated annually at December 31.

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

Deferred drydock cost

We recognize drydock costs as a separate component of the vessels’ carrying amounts and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs. We only include in deferred drydocking costs those direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of office of each director is as follows: Two will serve for a term expiring at the 2012 annual meeting of shareholders, one will serve for a term expiring at the 2013 annual meeting of shareholders, and two will serve for a term expiring at the 2014 annual meeting of the shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., 9, Boulevard Charles III, Monaco 98000.

Messrs. Lauro and Bugbee, our Chief Executive Officer and President, respectively, participate in business activities not associated with the Company. As a result, Messrs. Lauro and Bugbee may devote less time to the Company than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both the Company as well as shareholders of other companies which they may be affiliated, including other Scorpio Group companies. This may create conflicts of interest in matters involving or affecting the Company and its customers and it is not certain that any of these conflicts of interest will be resolved in our favor. While there will be no formal requirements or guidelines for the allocation of Messrs. Lauro’s and Bugbee’s time between our business and the business of members of the Scorpio Group, Messrs. Lauro’s and Bugbee’s performance of their duties will be subject to the ongoing oversight of our board of directors.

Name	Age	Position
Emanuele A. Lauro	33	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	51	President and Class II Director
Brian Lee	45	Chief Financial Officer
Cameron Mackey	43	Chief Operating Officer
Luca Forgione	35	General Counsel
Sergio Gianfranchi	67	Vice President, Vessel Operations
Alexandre Albertini	35	Class III Director
Ademaro Lanzara	68	Class I Director
Donald C. Trauscht	77	Class II Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Emanuele A. Lauro, Chairman & Chief Executive Officer

Emanuele A. Lauro, our founder, Chairman and Chief Executive Officer, joined Scorpio Group in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro’s leadership, Scorpio Group has grown from an owner of three vessels in 2003 to an operator or manager of approximately 66 vessels in 2012. Over the course of the last six years, Mr. Lauro has founded and developed the Scorpio Aframax Tanker Pool, Scorpio LR2 Pool, Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool. He also founded Scorpio Logistics in May 2007, a company within the Scorpio Group which owns and operates specialized assets engaged in coal transshipment in Indonesia and which engages in strategic investments in coastal shipping and port development in India. Furthermore, Mr. Lauro formed a joint venture with Koenig &cie., Scorship Navigation, in August 2005 which engages in the identification, placement, and management of certain international shipping investments on behalf of German investors. Mr. Lauro has a degree in international business from the European Business School, London, and he has served as the Vice President of the Chamber of Shipping of Monaco since 2006.

Robert Bugbee, President and Director

Robert Bugbee, our President, has more than 25 years of experience in the shipping industry. He joined Scorpio Group in February 2009 and has continued to serve there in senior management. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee most recently served as President from January 2002 until the sale of the company, and he previously served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President of OMI from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1993. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical from 1987 for the M.I.B. Programme at the Norwegian School for Economics and Business administration in Bergen. He has a Fellowship from the International Shipbrokers Association and a B.A. (Honors) from London University.

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

Luca Forgione, General Counsel

Luca Forgione, our General Counsel, joined Scorpio Group in August 2009 as General Counsel. He is licensed as a lawyer in his native Italy and as a Solicitor of the Supreme Court of England & Wales. Mr. Forgione has eight years of shipping industry experience and has worked in the fields of shipping, offshore logistics, commodity trading and energy since the beginning of his in-house career, most recently with Constellation Energy Commodities Group Ltd. in London, which is part of Constellation Energy Group Inc. listed on the NYSE under “CEG,” from 2007 to 2009, and previously with CoeclericiS.p.a. in Milan from 2004 to 2007. He has experience with all aspects of the supply chain of drybulk and energy commodities (upstream and downstream), and has developed considerable understanding of the regulatory and compliance regimes surrounding the trading of physical and financial commodities as well as the owning, managing and chartering of vessels. Mr. Forgione was a Tutor in International Trade Law and Admiralty Law at University College London (U.K.) and more recently a Visiting Lecturer in International Trade Law at King’s College (U.K.). He has a Masters Degree in Maritime Law from the University of Southampton (U.K.) and a Law Degree from the University of Genoa (Italy).

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

Alexandre Albertini, Director

Alexandre Albertini has more than 10 years of experience in the shipping industry. He has been employed by Marfin Management SAM, a drybulk ship management company, since 1997 and has served as Managing Director there since 2009, working in fields related to crew and human resources, insurance, legal, financial, technical, commercial, and information technology. He is a director of eight drybulk ship owning companies and serves as President of Ant. Topic srl, a vessel and crewing agent based in Italy. The aggregate valuation of the drybulk shipping companies for which Mr. Albertini serves as a Secretary or director is approximately $300 million. In 2008, Mr. Albertini was elected as a member of the Executive Committee of InterManager. He is a founding member of the Chamber of Shipping of Monaco and has served as its Secretary General since 2006. Mr. Albertini also holds various board positions in several other local business and associations.

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

Donald C. Trauscht, Director

Donald C. Trauscht has served as the Chairman of BW Capital Corporation, a private investment company, since 1996. From 1967 to 1995, Mr. Trauscht held a number of positions at Borg-Warner Corporation, including Chairman and Chief Executive Officer. While at Borg Warner, Mr. Trauscht supervised an annual capital budget of $250 million and was responsible for risk assessment decisions involving the company’s investments. He has participated in acquisitions, divestments, financings, public offerings and other transactions whose combined value is over $30 billion. Mr. Trauscht is a director of Esco Technologies Inc., Hydac International Corporation, Bourns Inc., and Eyes For Learning LLC. He formerly served as a director of Baker Hughes Inc., Cordant Technologies Inc., Blue Bird Corporation, Imo Industries Inc., Mannesmann Capital Corporation, Wynn International Inc., Recon Optical Inc., Global Motorsport Group Inc., OMI Corporation, IES Corporation, and NSK-Warner Ltd. He has served as the Chairman, Lead Director, and Audit Committee, Compensation Committee, and Governance Committee Chairman at numerous public and private companies.

B. Compensation

We did not pay any compensation to members of our senior executive officers in 2009. We paid an aggregate compensation of $3.0 million to our senior executive officers in 2010 for the period April 6, 2010 to December 31, 2010. We paid an aggregate compensation of $6.1 million to our senior executive officers in 2011. Executive management remuneration was as follows during these periods:

	For the year ended December 31,
	2011	2010

Short-term employee benefits (salaries)	$2,874,864	$2,059,907
Share-based compensation (1)	3,189,170	922,123

Total	6,064,034	2,982,030

(1)	Represents restricted stock issued under the 2010 Equity Incentive Plan. See Note 14 in the consolidated financial statements for further description.

Each of our non-employee directors receive cash compensation in the aggregate amount of $45,000 annually, plus an additional fee of $5,000 for each committee on which a director serves plus an additional fee of $15,000 for each committee for which a director serves as Chairman, per year, plus an additional fee of $20,000 to the lead independent director, plus reimbursements for actual expenses incurred while acting in their capacity as a director. We paid an aggregate compensation of $0.4 million to our directors in 2011. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under “—2010 Equity Incentive Plan.”

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

2010 Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We have reserved a total of 1,148,916 common shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan and it is not expected that any additional common shares will be reserved for issuance under our equity incentive plan prior to the third anniversary of the closing of our initial public offering. The plan is administered by our compensation committee. We issued a total of 559,458 restricted shares under the plan to our executive officers in the second quarter of 2010 which will vest in three equal installments on the third, fourth and fifth anniversaries, respectively, of the closing date of the initial public offering, which was April 6, 2010. In the second quarter of 2010, we also issued 9,000 restricted shares to our independent directors, which vested on April 6, 2011. We issued a total of 281,000 restricted shares under the plan to our executive officers in the first quarter of 2011 which will vest ratably in three equal installments on the first, second and third anniversaries, respectively, of the grant date, which was January 31, 2011. In the first quarter of 2011, we also issued 9,000 restricted shares to our independent directors, which vest on January 31, 2012. In the first quarter of 2012, we issued a total of 281,000 restricted shares under the plan to our executive officers which will vest ratably in three equal installments on the first, second and third anniversaries of the grant date, which was January 31, 2012. In the first quarter of 2012, we also issued 9,000 restricted shares to our independent directors, which vest on January 31, 2013.

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

Employment Agreements

In April 2010, we entered into employment agreements with each of our executives. These employment agreements are in effect for a period of up to two years, and will automatically renew for the same successive employment periods unless terminated in accordance with the terms of such agreements. Pursuant to the terms of their respective employment agreements, our executives are prohibited from disclosing or unlawfully using any of our material confidential information.

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

D. Employees

As of December 31, 2011, we had eight employees. The commercial and operational responsibility of the Company was administered by SSM and SCM.

E. Share Ownership

The following table sets forth information regarding the share ownership of the our common stock as of the date of this annual report by our directors and officers, including the restricted shares issued to our executive officers and to our independent directors as well as shares purchased in the open market.

Name	No. of Shares	% Owned
Emanuele A. Lauro (1)	540,151	1.4%
Robert Bugbee (2)	638,958	1.7%
Cameron Mackey (3)	319,246	0.8%
All other officers and directors individually	*	*

(1)	Includes 312,418 shares of restricted stock from the 2010 Equity Incentive Plan.
(2)	Includes 312,418 shares of restricted stock from the 2010 Equity Incentive Plan.
(3)	Includes 178,441 shares of restricted stock from the 2010 Equity Incentive Plan.
*	The remaining officers and directors individually each own less than 1% of our outstanding shares of common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our common stock for owners of more than five percent of our common stock, of which we are aware as of the date of this annual report.

Name	Number of Shares	Percentage Owned *
Wellington Management Company, LLP (1)	5,440,268	14.2%
Kensico Capital Management Corporation, Michael Lowenstein and Thomas J. Coleman (3)	3,515,150	9.2%
Annalisa Lolli-Ghetti (2)	2,980,101	7.8%
Robeco Investment Management, Inc. (4)	2,767,585	7.2%
Allianz Global Investors Capital LLC (5)	2,331,607	6.1%
Wellington Trust Company, NA (6)	2,286,300	6.0%
QVT Financial LP, QVT Financial GP LLC and QVT Associates GP LLC (7)	2,091,290	5.5%
Oceanic Hedge Fund, Oceanic Investment Management Limited, Tufton Oceanic (Isle of Man) Limited and Cato Brahde (8)	1,984,882	5.2%
Robert Bugbee (9)	540,151	1.4%
Emanuele A. Lauro (9)	638,958	1.7%
Cameron Mackey (9)	319,246	0.8%
All other officers and directors individually (9)	*	*

*Percentages based on 38,345,394 shares issued and outstanding as of March 23, 2012.

(1)	This information is derived from Schedule 13G/A filed with the SEC on February 14, 2012.

(2)	This Information is derived from a Schedule 13G/A filed with the SEC on February 14, 2012.

(3)	This Information is derived from a Schedule 13G/A filed with the SEC on February 13, 2012.

(4)	This Information is derived from a Schedule 13G/A filed with the SEC on February 6, 2012.

(5)	This Information is derived from a Schedule 13G/A filed with the SEC on February 13, 2012.

(6)	This information is derived from a Schedule 13G/A filed with the SEC on February 14, 2012.

(7)	This information is derived from a Schedule 13G/A filed with the SEC on December 27, 2011.

(8)	This information was derived from the Schedule 13G filed with the SEC on December 21, 2011.

(9)	Includes shares of restricted stock issued pursuant to our 2010 Equity Incentive Plan.

*	The remaining officers and directors individually each own less than 1% of our outstanding shares of common stock.

B. Related Party Transactions

Administrative Services Agreement

Liberty Holding Company Ltd., or Liberty, is a Scorpio Group affiliate which provided us with administrative services pursuant to an administrative services agreement until March 13, 2012 when the administrative services agreement was assigned to SSH, a company controlled by the Lolli-Ghetti family pursuant to a novation agreement to which we were a party. The effective date of the novation was November 9, 2009, the date that we first entered into the agreement with Liberty. The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space. SSH also arranges vessel sales and purchases for us. Further, pursuant to our administrative services agreement, SSH has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt. We expect that SSH will sub-contract many of its responsibilities to other entities within the Scorpio Group.

We reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay SSH a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Commercial and Technical Management Agreements

As our commercial and technical managers, SCM and SSM provide us with commercial and technical services pursuant to their respective commercial and technical management agreements with us. We expect to enter into similar agreements with respect to each vessel we acquire going forward. Commercial management services include securing employment, on both spot market and time charters, for our vessels. When we employ a vessel on the spot charter market, we generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. Technical management services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We pay our managers fees for these services and reimburse our managers for the reasonable direct or indirect expenses they incur in providing us with these services.

We pay management fees to our commercial manager, SCM, a related party within the Scorpio Group. In the years ended December 31, 2009 certain of the expenses incurred for commercial management services were under management agreements with other Scorpio Group entities, which were also related parties. Since agreements with related parties are by definition not at arm’s length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to the historical combined financial statements included elsewhere in this filing. In December 2009, we entered into new commercial management agreements with SCM for each of our vessels, each for a period of three years and which may be terminated upon two years’ notice. Pursuant to these agreements, since December 1, 2009, we pay SCM as our commercial manager a fee of $250 per vessel per day for each post-Panamax/LR1/LR2 vessels and $300 per vessel per day for each Handymax and MR vessel, plus a 1.25% commission per charter fixture when SCM provides commercial management services for vessels that are not in any of the Scorpio Group Pools. The Scorpio Aframax Tanker Pool, Scorpio LR2 Pool, Scorpio Panamax Tanker Pool and Scorpio Handymax Tanker Pool participants collectively pay SCM’s agent fee of $250 per vessel per day, with respect to post-Panamax/LR1/LR2 vessels, or $300 per vessel per day, with respect to Handymax vessels, plus a 1.25% commission per charter fixture. These are the same fees that SCM charges other vessels in these pools, including third party owned vessels.

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

Tanker pools

To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers. When we employ a vessel in the spot charter market, we generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. The earnings allocated to vessels (charterhire expense for the pool) are aggregated and divided on the basis of a weighted scale, or Pool Points, which reflect comparative voyage results on hypothetical benchmark routes. The Pool Point system generally favors those vessels with greater cargo-carrying capacity and those with better fuel consumption. Pool Points are also awarded to vessels capable of carrying clean products and to vessels capable of trading in certain ice conditions. We currently participate in three pools: the Scorpio LR2 Tanker Pool, the Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool.

SCM is responsible for the commercial management of participating vessels in the pools, including the marketing, chartering, operating and bunker (fuel oil) purchases of the vessels. The Scorpio LR2 Pool is controlled by Scorpio LR2 Pool Ltd., the Scorpio Panamax Tanker Pool is controlled by Scorpio Panamax Tanker Pool Ltd., or SPTP and the Scorpio Handymax Tanker Pool is controlled by Scorpio Handymax Tanker Pool Ltd., or SHTP. Our founder, Chairman and Chief Executive Officer is a member of the Lolli-Ghetti family which owns all issued and outstanding stock of SLR2P, SPTP and SHTP. Taking into account the recommendations of a pool committee and a technical committee, each of which is comprised of representatives of each pool participant, SLR2P, SPTP and SHTP set the respective pool policies and issues directives to the pool participants and SCM. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

Our Relationship with Scorpio Group and its Affiliates

We were incorporated in the Republic of The Marshall Islands on July 1, 2009 by Simon Financial Limited, or Simon, which is owned by the Lolli-Ghetti family and manages their shipping interests. On October 1, 2009, (i) Simon, through its then wholly owned subsidiary, Liberty Holding Company Ltd., or Liberty, transferred three operating subsidiary companies to us that owned the vessels in our initial fleet consisting of the Venice, Senatore and Noemi; (ii) Liberty Holding Company Ltd., or Liberty, became a wholly-owned subsidiary and operating vehicle of Simon; (iii) Scorpio Owning Holding Ltd. became a wholly-owned subsidiary of Liberty; and (iv) we became a wholly-owned subsidiary of Scorpio Owning Holding Ltd. Liberty’s operations include chartered-in vessels, and interests in joint ventures and investments. Scorpio Group does not have an ownership interest in any tanker vessels other than our tanker vessels, and will preclude itself from directly owning product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

Our board of directors consists of five individuals, three of whom are independent directors. The three independent directors form the board’s Audit Committee and, pursuant to the Audit Committee charter, are required to review all potential conflicts of interest between us and Scorpio Group. The two non-independent directors, Emanuele Lauro and Robert Bugbee, serve in senior management positions within the Scorpio Group which is also our Administrator, and is an affiliate of the Scorpio Group.

The Scorpio Group is owned and controlled by the Lolli-Ghetti family, of which Mr. Lauro is a member. Mr. Lauro is considered to be the acting Chief Executive Officer and Mr. Bugbee is considered to be the acting President of the Scorpio Group. Mr. Lauro is employed by Scorpio Commercial Management and Mr. Bugbee is employed by Scorpio USA, and both entities are affiliates within the Scorpio Group. Mr. Bugbee and Mr. Mackey have a stock ownership interest of 1.75 and 1.25%, respectively, in Liberty, an affiliate of the Scorpio Group, but neither Mr. Lauro, Mr. Bugbee nor Mr. Mackey have any other ownership interests in the Scorpio Group. We are not affiliated with any other entities in the shipping industry other than those that are members of the Scorpio Group.

In January 2011, Scorpio Owning Holding Ltd. distributed its shares in Scorpio Tankers Inc. (via a dividend) to the shareholders of Liberty, which is 97% owned by Lolli-Ghetti family, of which our CEO and Chairman is a member.

SCM and SSM, which as noted previously are affiliates of Scorpio Group, provide commercial and technical management services to us pursuant to our commercial and technical management agreements. Under the commercial management agreement, we pay SCM a fee of 1.25% commission per charter fixture plus $250 per vessel per day for Panamax, LRI, and LR2 vessels and $300 per vessel per day for Handymax and MR vessels for vessels that do not participate in one of the Scorpio Group Pools. For vessels operating in a Scorpio Group Pool, we pay a fee of 1.25% commission per charter fixture plus $250 per vessel per day for Panamax, LRI, and LR2 vessels and $300 per vessel per day for Handymax vessels. We pay SSM $548 per vessel per day to provide technical management services for each of our vessels. We have entered into separate commercial and technical management agreements for each of our vessels and expect to enter into similar agreements with respect to each vessel that we acquire going forward. The commercial and technical management agreements with SCM and SSM are each for a period of three years, and may be terminated upon two years’ notice.

We will reimburse SSH, which as noted previously is our Administrator and also an affiliate of the Scorpio Group, for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We will also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Pursuant to our administrative services agreement, SSH, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt. We have no other agreements with SCM, SSM, our Administrator, or any other party providing for a resolution of potential conflicts in our favor.

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

Transactions with subsidiaries of Simon

Transactions with subsidiaries of Simon (herein referred to as Simon subsidiaries) and transactions with entities outside of Simon but controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated statements of profit or loss and balance sheet are as follows:

	For the year
	ended December 30,
	2011	2010	2009
Pool revenue(1)
Scorpio Panamax Tanker Pool Limited	22,593,663	9,645,173	10,415,332
Scorpio Handymax Tanker Pool Limited	32,237,901	5,177,805	—
Scorpio LR2 Pool Limited	5,194,689	—	—
Scorpio Aframax Tanker Pool Limited	170,224	641,278	—
Time charter revenue(2)
King Dustin	8,507,042	8,700,195	8,288,767
Liberty and subsidiaries	—	4,779,605	—
Vessel operating costs(3)	(2,202,870)	(1,058,699)	(600,000)
Commissions(4)	(270,069)	(233,546)	—
General and administrative expenses(5)	(1,936,567)	(932,460)	(344,162)
Other(6)	—	(130,602)	—

(1)	These transactions relate to revenue earned in the Scorpio Panamax, Scorpio LR2, Scorpio Aframax and Scorpio Handymax Tanker Pools (the Pools). The Pools are operated by Scorpio Panamax Tanker Pool Limited, Scorpio LR2 Tanker Pool Limited, Scorpio Aframax Pool Limited, and Scorpio Handymax Tanker Pool Limited.

(2)	The revenue earned was for Noemi's time charter with King Dustin (which is 50% jointly controlled by a Simon subsidiary). In 2010, the STI Harmony and STI Heritage were on a time charter with Liberty, a Simon subsidiary.

(3)	These transactions represent technical management fees charged by SSM, a related party affiliate, and included in the vessel operating costs in the consolidated profit or loss statement. We believe our technical management fees for the years ended December 31, 2011, 2010 and 2009 were at market rates because they were the same rates charged to other vessels managed by SSM. Each vessel pays $548 per day for technical management, which is, as noted, consistent with that charged to third parties by SSM.

(4)	These transactions represent the expense due to SCM for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement (see description below). Each of the vessels pays a commission of 1.25% of their revenue when not in the Pools. When our vessels are in the Pools, SCM, the pool manager, charges all vessels in the Pools (including third party participants) a commission of 1.25% of their revenue and $250 per day for Panamax/LR1 and Aframax/LR2 vessels and $300 per day for Handymax vessels. We believe that the commercial management agreement represents a market rate for such services.

There were no charges related to these services for the year ended December 31, 2009. We estimate that the commissions on its fees for years ended December 31, 2009 would have been $215,046 and would have decreased net income for the period by the same amount if we operated as an unaffiliated entity. Our estimate is based upon the rates charged by SCM to third party participants in the pools for 2009.

(5)	We pay our administrator (Liberty) a fixed monthly fee calculated at cost with no profit for providing us with administrative services, and reimburse it for the reasonable direct or indirect expenses it incurs in providing us with such services. SSM provided administrative services to us under this agreement until September 30, 2010. From October 1, 2010, SCM has provided us administrative services under this agreement. The administrative fee included services provided to us for accounting, administrative, information technology and management.

Our Commercial Management Agreement with SCM includes a daily flat fee charged payable to SCM for the vessels that are not in one of the pools managed by SCM. The flat fee is $250 per day for Panamaxes/LR1 and Aframax/LR2 vessels and $300 per day for Handymax and MR vessels. The flat fee is the same rate charged by SCM for vessels in the pools managed by SCM.

•	The expense for the year ended December 31, 2011 of $1,936,567 included the flat fee of $268,331 charged by SCM and administrative fees of $1,668,236 charged by Liberty and are both included in general and administrative expenses in the consolidated profit or loss statement.

•	The expense for the year ended December 31, 2010 of $932,460 included the flat fee of $203,405 charged by SCM and administrative fees of $729,055 charged by Liberty and are both included in general and administrative expenses in the consolidated profit or loss statement.

•	The expense for the year ended December 31, 2009 of $344,162 included fees of $70,418 charged by SCM and $273,744 charged by SSM for administrative services under the previous administrative agreement. The fees charged by SCM for the year ended December 31, 2009 were not at market rates. We estimate the fees charged by SCM for the year ended December 31, 2009 would have been $182,500 and would have decreased net income by $112,082.

(6)	In accordance with our Administrative Services Agreement with Liberty, we have to reimburse Liberty for any direct expenses. These transactions represent reimbursements of $130,602 to Liberty for the year ended December 31, 2010 for expenses related to the registration of the existing shares in the initial public offering which closed on April 6, 2010. In addition, $344,490 related to expenses for the registration of the shares in the initial public offering were recorded as an offset against the proceeds from the offering. The cash payment was made in 2010.

•	Furthermore, the Administrative Services Agreement with Liberty includes a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. These fees are capitalized as part of the carrying value of the related vessel. In the year ended December 31, 2011, we paid Liberty an aggregate fee of $700,000 in May 2011 for the purchase of the STI Coral and STI Diamond. In the year ended December 31, 2010, we paid Liberty an aggregate fee of $2.4 million for the purchases of the STI Harmony, STI Heritage, STI Conqueror, STI Matador, STI Gladiator, STI Highlander and STI Spirit.

Balances with related parties

We had the following balances with related parties which have been included in the consolidated balance sheets:

	As of December 31,
	2011	2010
Assets:
Accounts receivable (due from the Pools)	$18,102,105	$6,767,770
Accounts receivable (SSM)	—	117
Accounts receivable (SCM)	—	3,463
Liabilities:
Accounts payable (owed to the Pools)	50,120	22,349
Accounts payable (SSM)	8,191	101,412
Accounts payable (SCM)	51,994	—

In 2011, the Company also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. No amounts have been charged under this agreement as of December 31, 2011.

Key management remuneration

Prior to April 6, 2010, our executive management services were provided by a related party affiliate and included in the management fees described in (5) above. If we were not part of Simon, and had the same ownership structure and a contract for administrative services for the periods up to April 6, 2010, we estimate our executive management remuneration would have been comparable with the executive management remuneration presented within general and administrative expenses in subsequent periods. The table below therefore depicts key management remuneration for the periods April 6, 2010 through December 31, 2010 and the year ended December 31, 2011 as follows:

	As of December 31,
	2011	2010

Short-term employee benefits (salaries)	$2,874,864	$2,059,907
Share-based compensation (1)	3,189,170	922,123

Total	6,064,034	2,982,030

(1)	Represents the amortization of restricted stock issued under our equity incentive plans in June 2010 and January 2011.

There are no post employment benefits.

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

Dividend Policy

Since our initial public offering closed on April 6, 2010, we have not paid a dividend. We will continue to assess our dividend policy and our board of directors may determine to pay dividends in the future. Depending on prevailing charter market conditions, our operating results and capital requirements and other relevant factors, our board of directors may re-evaluate our dividend policy. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent. Any future dividend payments will be subject to determination by our board of directors in its discretion.

B. Significant Changes

See ITEM 18 – Financial Statements: Note 24 – Subsequent Events.

ITEM 9. THE OFFER AND LISTING

Share History and Markets

Since our initial public offering, our shares have traded on the New York Stock Exchange (NYSE) under the symbol STNG. The high and low market prices for our common stock for the periods set forth below were as follows:

For the Year Ended	High	Low
December 31, 2010	$13.01	$9.50
December 31, 2011	12.18	4.28

For the Quarter Ended	High	Low
March 31, 2010	$12.90	$12.10
June 30, 2010	13.01	10.05
September 30, 2010	11.92	10.04
December 31, 2010	11.95	9.50
March 31, 2011	10.82	9.62
June 30, 2011	12.18	9.25
September 30, 2011	10.08	4.93
December 31, 2011	7.03	4.28

Most Recent Six Months	High	Low
September 2011	$7.33	$4.69
October 2011	6.70	4.69
November 2011	7.03	5.55
December 2011	5.43	4.28
January 2012	5.93	4.93
February 2012	6.47	5.57
March 2012	7.29	6.33

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

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in the section entitled “Description of Capital Stock” in our Prospectus Supplement on Form 424B5, filed with the SEC on December 5, 2011, as set forth in the accompanying prospectus dated May 10, 2011, which supplements our Registration Statement on Form F-3 (Registration No. 333-173929) with an effective date of May 10, 2011, provided that since the date of that Prospectus Supplement, our total issued and outstanding common shares has increased to 38,345,394 as of the date of this Annual Report.

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

(A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which as defined includes individuals who are “residents” of a qualified foreign country, which we refer to as the “50% Ownership Test” or

(B) its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States, to which we refer as the “Publicly-Traded Test”.

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

For our 2011 tax year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.

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

It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the “Trading Frequency Test” and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the “Trading Volume Test.” The Company currently satisfies and anticipates that it will continue to satisfy the Trading Frequency Test and Trading Volume Test. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and Trading Volume Tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In order to benefit from this exception to the 5% Override Rule, the Company must satisfy certain substantiation requirements in regards to the identity of its 5% Shareholders.

Based on Schedule 13G and Schedule 13D filings with the SEC, the Company believes that the 5% Override Rule may have been triggered for the 2011 taxable year, in which case the Company will not satisfy the Publicly-Traded Test for the 2011 taxable year unless within the group of our 5% Shareholders there were sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during the 2011 taxable year. We believe that, during the 2011 taxable year, there existed sufficient qualified 5% Shareholders for the Company to avail itself of this exception to the 5% Override Rule. The Company intends to take this position on its United Sates federal income tax return for the 2011 taxable year and expects that it will be able to satisfy the substantiation requirements in regards to its 5% Shareholders.

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

the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income” and the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Pursuant to recently enacted legislation, individuals who are United States Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non- United States Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury Regulations, an individual Non- United States Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required IRS Form 8938 is filed. United States Holders (including United States entities) and Non- United States Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and is not for speculative or trading purposes. We had one interest rate swap which expired in April 2010 when the 2005 Credit Facility was repaid. Currently, we have six interest rate swaps scheduled to start on July 1, 2012 for an aggregate notional amount of $75 million. The fair market value of our interest rate swaps was a liability of $0.7 million at December 31, 2011.

Based on the floating rate debt at December 31, 2011, a one-percentage point increase in the floating interest rate would increase interest expense by $1.5 million per year. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of December 31, 2011
		2013-	2015-
	2012	2014	2016	Thereafter
Principal payments floating rate debt (unhedged)	$2,009,004	$10,998,300	$54,894,461	$—
Principal payments fixed rate debt (hedged)	2,236,537	8,441,350	33,687,121	38,577,758
Total principal payments on outstanding debt	$4,245,541	$19,439,650	$88,581,582	$38,577,758

Spot Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. We currently do not have any vessels on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise.

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

We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15e under the Securities Act of 1934) as of December 31, 2011. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting.

In accordance with Rule 13a-15(f) of the Securities Exchange Act of 1934, the management of Scorpio Tankers Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2011 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, management determined that the Company’s internal controls over financial reporting was effective as of December 31, 2011 based on the criteria in Internal Control—Integrated Framework issued by COSO.

The Company’s internal control over financial reporting, at December 31, 2011, has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements. Their audit report on the effectiveness of internal control over financial reporting is presented below.

C. Attestation Report of the Registered Public Accounting Firm.

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Majuro, Marshall Island

We have audited the internal control over financial reporting of Scorpio Tankers Inc. and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 23, 2012 expressed an unqualified opinion on those financial statements.

DELOITTE LLP

London, United Kingdom

March 23, 2012

D. Changes in Internal Control Over Financial Reporting.

None

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Ademaro Lanzara, who serves as chair of the Audit Committee, qualifies as an “audit committee financial expert” and that he is “independent” according to Securities and Exchange Commission rules.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics applicable to officers, directors and employees. Our code of ethics complies with applicable guidelines issued by the SEC and was previously filed as an exhibit to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

A. Audit Fees

Our principal accountant for fiscal years ended December 31, 2011, 2010 and 2009 was Deloitte LLP (London, United Kingdom), and the audit fees for those periods were $380,174, $218,167 and $155,338, respectively.

B. Audit-Related Fees

During 2010 our principal accountant provided audit related services for Sarbanes-Oxley readiness. Fees for those services were $30,500.

C. Tax Fees

None.

D. All Other Fees

During 2011, our principal accountant provided services related to our F-3 shelf registration and follow-on offerings which were completed on May 10, 2011, May 18, 2011 and December 6, 2011, respectively. The fees for these services were $28,982, $72,896 and $86,206, respectively. During 2010, our principal accountant provided services related to the initial public offering and follow-on offering, which were completed on April 16, 2010 and November 22, 2010, respectively. The fees for these services were $313,532 and $249,658, respectively.

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 9, 2010, the board of directors authorized a share buyback program of $20 million. We repurchase these shares in the open market at the time and prices that we consider to be appropriate. As of December 31, 2011, 723,665 shares have been purchased under the plan at an average price of $7.5981 per share, including commissions. The amounts purchased, by month, are set out in the table below:

Issuer Purchases of Equity Securities
Period	(A) Total Number of Shares Purchased	(B) Average Price Paid Per Shares	( C ) Total Number of Shares Purchased as Part of Publicly Announced Programs	(D) Maximum Amount in US $ million that may Yet Be Expected on Share Repurchases Under Programs

June 2011	23,319	$9.53	23,319	$17,130,002
July 2011
August 2011	18,870	$6.02	18,870	$17,016,383
September 2011	209,006	$6.04	209,006	$15,753,148
October 2011	228,324	$5.48	228,324	$14,501,507
Total	723,665	$7.60	723,665	$14,501,507

Officers and directors acquired 302,456 shares during 2011.

**	A member of the Lolli-Ghetti Family acquired 700,000 shares in May 2011 in our underwritten public offering.

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

There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. The Marshall Islands law and our bylaws do not require our non-management directors to regularly hold executive sessions without management.  During 2011 and through the date of this annual report, our non-management directors met in executive session three times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

Item 16H. Mine Safety Disclosure

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this Item is set forth on pages F-1 to F-39 and is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated Bylaws of the Company (3)
2.1	Form of Stock Certificate (1)
2.2	Form of Senior Debt Securities Indenture (5)
2.3	Form of Subordinated Debt Securities Indenture (5)

4.1	Amended and Restated Loan Agreement for $150 Million Revolving Credit Facility, dated July 12, 2011
4.2	Letter Agreement to July 12, 2011 Amended and Restated Loan Agreement, dated September 22, 2011
4.3	First Amendatory Agreement to July 12, 2011 Amended and Restated Loan Agreement, dated December 22, 2011
4.4	2010 Equity Incentive Plan (3)
4.5	Administrative Services Agreement between the Company and Liberty Holding Company Ltd. (2)

Exhibit Number	Description
4.6	Form of Commercial Management Agreement with SCM (2)
4.7	Form of Technical Management Agreement with SSM (2)
4.8	Loan Agreement for STI Spirit, dated March 9, 2011 (4)
4.9	Letter Agreement to March 9, 2011 Loan Agreement, dated September 28, 2011
4.10	First Amendatory Agreement to March 9, 2011 Loan Agreement, dated December 30, 2011
4.11	Loan Agreement for $150 Million Term Loan Credit Facility, dated May 3, 2011
4.12	Letter Agreement to May 3, 2011 Loan Agreement, dated September 22, 2011
4.13	First Amendatory Agreement to May 3, 2011 Loan Agreement, dated June 27, 2011
4.14	Second Amendatory Agreement to May 3, 2011 Loan Agreement, dated December 22, 2011
4.15	Loan Agreement for a $92,000,000 Term Loan Credit Facility, dated December 21, 2011
8.1	Subsidiaries of the Company
11.1	Code of Ethics (3)
11.2	Whistleblower Policy
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Drewry Shipping Consultants, Ltd.

(1)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 1) (File No. 333-164940) on March 10, 2010.

(2)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010.

(3)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on June 29, 2010.

(4)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on April 21, 2011.

(5)	Filed as an Exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-173929) on May 4, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scorpio Tankers Inc.

(Registrant)

Dated: March 23, 2012

/s/Emanuele Lauro

Emanuele Lauro

Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Majuro, Marshall Island

We have audited the accompanying consolidated balance sheets of Scorpio Tankers Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of profit or loss, consolidated statements of comprehensive loss or income, consolidated statements of changes in shareholders’ equity, and consolidated cash flow statements for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Scorpio Tankers Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE LLP

London, United Kingdom

March 23, 2012

Scorpio Tankers Inc. and Subsidiaries

Consolidated balance sheets

December 31, 2011 and 2010

		As of
	Notes	December 31, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	2	$36,833,090	$68,186,902
Accounts receivable	3	20,385,546	7,354,252
Prepaid expenses	4	1,535,437	460,680
Inventories	5	2,696,296	1,286,507
Total current assets		61,450,369	77,288,341
Non-current assets
Vessels and drydock	6	322,457,755	333,425,386
Vessels under construction	6	60,332,870	-
Other assets	8	3,988,778	1,554,713
Total non-current assets		386,779,403	334,980,099
Total assets		$448,229,772	$412,268,440

Current liabilities
Bank loans	11	2,888,723	15,826,314
Accounts payable	9	11,732,427	3,173,505
Accrued expenses	10	3,376,033	1,123,351
Derivative financial instruments	12	236,987	-
Total current liabilities		18,234,170	20,123,170
Non-current liabilities
Bank loans	11	142,678,788	127,362,088
Derivative financial instruments	12	463,587	-
Total non-current liabilities		143,142,375	127,362,088
Total liabilities		161,376,545	147,485,258

Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	14	390,691	248,791
Additional paid in capital	14	363,209,983	255,003,984
Merger reserve	14	-	13,292,496
Treasury shares	14	(5,498,495)	(2,647,807)
Hedging reserve	12	(700,574)	-
Accumulated deficit	14	(70,548,378)	(1,114,282)
Total shareholders' equity		286,853,227	264,783,182
Total liabilities and shareholders' equity		$448,229,772	$412,268,440

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2011, 2010 and 2009

		For the year ended December 31,
	Notes	2011	2010	2009
Revenue:
Vessel revenue	16	$82,109,691	$38,797,913	$27,619,041

Operating expenses:
Vessel operating costs	18	(31,369,646)	(18,440,492)	(8,562,118)
Voyage expenses		(6,881,019)	(2,542,298)	-
Charterhire	17	(22,750,257)	(275,532)	(3,072,916)
Impairment	7	(66,610,544)	-	(4,511,877)
Depreciation		(18,460,117)	(10,178,908)	(6,834,742)
General and administrative expenses	19	(11,636,713)	(6,200,094)	(416,908)
Total operating expenses		(157,708,296)	(37,637,324)	(23,398,561)
Operating (loss)/income		(75,598,605)	1,160,589	4,220,480
Other (expense) and income, net
Financial expenses	20	(7,060,027)	(3,230,895)	(699,115)
Realized (loss) on derivative financial instruments	12	-	(279,560)	(808,085)
Unrealized gain on derivative financial instruments	12	-	-	956,120
Financial income		51,008	36,534	4,929
Other expenses, net		(118,968)	(508,766)	(256,292)
Total other expense, net		(7,127,987)	(3,982,687)	(802,443)
Net (loss)/income		$(82,726,592)	$(2,822,098)	$3,418,037

Attributable to:
Equity holders of the parent		$(82,726,592)	$(2,822,098)	$3,418,037

Loss per share

Basic and diluted	22	$(2.88)	$(0.18)	$0.61
Basic and diluted weighted average shares outstanding	22	28,704,876	15,600,813	5,589,147

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated statements of comprehensive loss or income

For the years ended December 31, 2011, 2010 and 2009

	For the year ended December 31,
	2011	2010	2009
Net (loss)/income	$(82,726,592)	$(2,822,098)	$3,418,037
Other comprehensive loss:
Unrealized loss on derivative financial instruments	(700,574)	-	-
Other comprehensive loss	(700,574)	-	-

Total comprehensive (loss)/income	$(83,427,166)	$(2,822,098)	$3,418,037

 The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated statements of changes in shareholders’ equity

For the years ended December 31, 2011, 2010 and 2009

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Merger reserve	Retained earnings/ (Accumulated deficit)	Hedging reserve	Total

Balance at January 1, 2009	5,589,147	55,891	$-	$-	$20,243,275	$-	$-	$20,299,166
Net income for the period	-	-	-	-	1,710,221	1,707,816	-	3,418,037
Capital contribution	-	-	46,272,339	-	-	-	-	46,272,339
Dividends paid ($1.55 per share)	-	-	-	-	(8,661,000)	-	-	(8,661,000)

Balance at December 31, 2009	5,589,147	$55,891	$46,272,339	$-	$13,292,496	$1,707,816	$-	$61,328,542

Balance at January 1, 2010	5,589,147	$55,891	$46,272,339	$-	$13,292,496	$1,707,816	$-	$61,328,542
Net loss for the period	-	-	-	-	-	(2,822,098)	-	(2,822,098)
Net proceeds from initial public offering	18,721,454	187,215	207,749,057	-	-	-	-	207,936,272
Issuance of restricted shares	568,458	5,685	(5,685)	-	-	-	-	-
Amortization of restricted shares	-	-	988,273	-	-	-	-	988,273
Purchase of treasury shares	(244,146)			(2,647,807)	-	-	-	(2,647,807)

Balance at December 31, 2010	24,634,913	$248,791	$255,003,984	$(2,647,807)	$13,292,496	$(1,114,282)	$-	$264,783,182

Balance at January 1, 2011	24,634,913	$248,791	$255,003,984	$(2,647,807)	$13,292,496	$(1,114,282)	$-	$264,783,182
Net loss for the period	-	-	-	-	-	(82,726,592)	-	(82,726,592)
Other comprehensive loss	-	-	-	-	-	-	(700,574)	(700,574)
Net proceeds from follow on offerings (Note 14)	13,900,000	139,000	104,846,554	-	-	-	-	104,985,554
Issuance of restricted shares	290,000	2,900	(2,900)	-	-	-	-	-
Amortization of restricted shares	-	-	3,362,345	-	-	-	-	3,362,345
Purchase of treasury shares	(479,519)	-	-	(2,850,688)	-	-	-	(2,850,688)
Transfer to/from reserves	-	-	-	-	(13,292,496)	13,292,496	-	-

Balance at December 31, 2011	38,345,394	$390,691	$363,209,983	$(5,498,495)	$-	$(70,548,378)	$(700,574)	$286,853,227

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated statements of changes in shareholders’ equity

For the years ended December 31, 2011, 2010 and 2009

		For the year ended December 31,
		2011	2010	2009
	Notes
Operating activities
Net (loss)/income		$(82,726,592)	$(2,822,098)	$3,418,037
Depreciation	6	18,460,117	10,178,908	6,834,742
Impairment	7	66,610,544	-	4,511,877
Amortization of restricted stock		3,362,345	988,273	-
Amortization of deferred financing fees		985,881	246,130	-
Amortization of acquired time charter contracts		-	2,344,495	-
Write off of vessel purchase options		126,337	-	-
Straight-line adjustment for charterhire expense		84,201	-	-
		6,902,833	10,935,708	14,764,656
Changes in assets and liabilities:
Drydock payments		(2,516,409)	(974,430)	(1,580,826)
(Increase)/decrease in inventories		(1,409,789)	(853,079)	69,086
(Increase)/decrease in accounts receivable		(13,031,294)	(5,915,254)	2,262,984
(Increase)/decrease in prepaid expenses		(1,074,757)	123,265	(4,345)
(Decrease)/increase in accounts payable		(954,027)	2,600,483	(279,628)
Increase in accrued expenses		1,005,799	175,218	120,641
Decrease/(increase) in the value of derivative financial instruments		-	164,690	(956,120)
Interest rate swap termination payment		-	(1,850,000)	-
Decrease/(increase) in shareholder receivable		-	1,928,253	(1,928,253)
Decrease in shareholder payable		-	-	(3,162,344)
Increase in other assets		(1,373,519)	(1,428,376)	-
		(19,353,996)	(6,029,230)	(5,458,805)
Net cash (outflow)/inflow from operating activities		(12,451,163)	4,906,478	9,305,851
Investing activities
Acquisition of vessels		(71,478,937)	(243,121,582)	-
Vessels under construction		(51,094,500)	-	-
Acquisition of time charter contracts		-	(2,344,495)	-
Purchases of other assets		-	(128,732)	-
Net cash outflow from investing activities		(122,573,437)	(245,594,809)	-
Financing Activities
Dividends paid		-	-	(8,661,000)
Bank loan repayment		(109,637,551)	(44,625,418)	(3,600,000)
Bank loan drawdown		115,307,500	150,000,000	-
Debt issuance costs		(4,134,028)	(2,232,310)	-
Net proceeds from issuance of common stock		104,985,555	207,936,272	(207,990)
Purchase of Treasury shares		(2,850,688)	(2,647,807)	-
Net cash inflow/(outflow) from financing activities		103,670,788	308,430,737	(12,468,990)
(Decrease)/increase in cash and cash equivalents		(31,353,812)	67,742,406	(3,163,139)
Cash and cash equivalents at January 1,		68,186,902	444,496	3,607,635
Cash and cash equivalents at December 31,		$36,833,090	$68,186,902	$444,496

Supplemental information:
Interest paid		$5,348,573	$2,276,694	$760,974

During 2009 there were two significant non-cash transactions requiring disclosure (i) the legal formation of the Scorpio Tankers Inc. and its subsidiaries (see Note 1) and (ii) the conversion of the related party payable of $27.4 million and shareholder payable of $18.9 million to equity. There were no non-cash transactions during 2010 requiring disclosure. During 2011, we accrued $9.4 million for an installment payment on our newbuilding vessels (see note 6) which represents a significant non-cash transaction. This payment was made in January 2012.

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

On October 1, 2009, Simon Financial Limited (“Simon”) transferred to Scorpio Tankers Inc. three operating subsidiary companies, as described further below. Simon is owned by the Lolli-Ghetti family of which, Emanuele Lauro, our founder, Chairman and Chief Executive Officer is a member.

On April 6, 2010, we closed on the initial public offering of 12,500,000 shares of common stock at $13.00 per share. The stock trades on the New York Stock Exchange under the symbol STNG. Further details of the initial public offering and certain follow-on offerings are provided in Note 14.

Prior to the initial public offering, a subsidiary of Simon owned 100% of our shares (or 5,589,147 shares). As of December 31, 2011 and after completion of both the initial public offering and subsequent follow-on offerings, the Lolli-Ghetti family no longer maintains a controlling interest in the Company.

Business

Our owned fleet at December 31, 2011 consisted of one LR2 product tanker, four LR1 product tankers, two MR product tankers, four Handymax tankers and one post-Panamax tanker engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets. We had one LR2 and six Handymax product tankers time chartered-in as of December 31, 2011. Additionally, we had contracted for six newbuilding MR tankers under construction at Hyundai Mipo Dockyard Co. Ltd. of South Korea (“Hyundai”) as of December 31, 2011.

Our vessels are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”), which is currently owned by the Lolli-Ghetti family. SCM’s services include securing employment, in pools, in the spot market and on time charters.

Our vessels are technically managed by Scorpio Ship Management S.A.M. (“SSM”), which is also owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

During 2011, we had an administrative services agreement with Liberty Holding Company (“Liberty”), which is a subsidiary of Simon. On March 13, 2012, the agreement was assigned to Scorpio Services Holding Ltd or SSH. The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space. Liberty has contracted these services to SCM. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.

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

Simon transferred three subsidiaries to the Company (see below) on October 1, 2009 for a nominal consideration. For accounting purposes, this transfer represented a combination of entities under common control, with Simon being the ultimate parent company of all entities in the Company prior to our initial public offering. As such, this business combination was outside the scope of IFRS 3 (2004), "Business Combinations", and for the year ended December 31, 2009 the results have therefore been prepared using the principles of merger accounting. Under this method:

●	the carrying values of the assets and liabilities of the parties to the combination are recorded at the historical carrying amount of those assets and liabilities and are not adjusted to fair value on combination;
●	the results and cash flows of all the combining entities are brought into the consolidated financial statements of the combined entity from the beginning of the financial year in which the combination occurred. Prior year comparatives are also presented on the basis that the combination was in place throughout the prior year; and
●	the difference between the historical carrying amounts of net assets transferred and the consideration provided on transfer has been recognized in equity through share capital and the merger reserve. In June 2011, our board of directors authorized the reclassification of the merger reserve of $13.3 million within shareholders’ equity to retained earnings.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Any profits recognized after the October 1, 2009 reorganization have been recognized in equity within retained earnings.

Subsidiaries transferred to Scorpio Tankers Inc. on October 1, 2009 were:

Company	Vessel	Percent owned	Incorporated in

• Noemi Shipping Company Limited	Noemi	100%	The Republic of the Marshall Islands
• Senatore Shipping Company Limited	Senatore	100%	The Republic of the Marshall Islands
• Venice Shipping Company Limited	Venice	100%	The Republic of the Marshall Islands

All inter-company transactions, balances, income and expenses were eliminated on consolidation. There have been no cost allocations from Simon, as all costs of doing business have been included in the operations of the subsidiaries.

Going concern

The financial statements have been prepared in accordance with the going concern basis of accounting for the reasons outlined in the "Liquidity Risk" section of Note 23.

Significant Accounting Policies

Common control transactions

The assets and liabilities transferred from entities under common control were recorded at the transferor's carrying values. Any difference between the carrying value of the net assets acquired, and the consideration paid by us was accounted for as an adjustment to shareholder's equity. The net assets transferred and their results were recognized from the date on which control was obtained by the ultimate controlling party.

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

(2)     Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. Revenue from voyage charter agreements is recognized as voyage revenue on a pro-rata basis over the duration of the voyage on a discharge to discharge basis.

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

We recognize pool revenue on a monthly basis, when the vessel has participated in a pool during the period and the amount of pool revenue for the month can be estimated reliably. We receive estimated vessel earnings based on the known number of days the vessel has participated in the pool, the contract terms, and the estimated monthly pool revenue. On a quarterly basis, we receive a report from the pool which identifies the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel. We review the quarterly report for consistency with each vessel's pool agreement and vessel management records. The estimated pool revenue is reconciled quarterly, coinciding with our external reporting periods, to the actual pool revenue earned, per the pool report. Consequently, in our financial statements, reported revenues represent actual pooled revenues. While differences do arise in the performance of these quarterly reconciliations, such differences are not material to total reported revenues.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

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

Voyage expenses

Voyage expenses, which primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters are expensed ratably over the estimated length of each voyage, which can be allocated between reporting periods based on the timing of the voyage.  Consistent with our revenue recognition for voyage charters, voyage expenses are calculated on a discharge-to-discharge basis.

Vessel operating costs

Vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees, are expensed as incurred.

(Loss)/earnings per share

Basic earnings per share is calculated by dividing the net income attributable to equity holders of the common shares by the weighted average number of common shares outstanding assuming that the reorganization described under "Basis of Accounting" was effective during all periods shown. Diluted earnings per share are calculated by adjusting the net income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share. For the year ended December 31, 2009, we had no potentially dilutive common shares. In the years ended December 31, 2011 and 2010, there were potentially dilutive items as a result of our restricted stock plan (see note 14). However, we were in a loss making position for those years, and therefore there was no impact of these potentially dilutive items on earnings per share.

Charterhire expense

Charterhire expense is the amount we pay the owner for time chartered-in vessels.  The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, profit sharing, or current market rates.  The vessel’s owner is responsible for crewing and other vessel operating costs.  Charterhire expense is recognized ratably over the charterhire period.

Operating leases

Costs in respect of operating leases are charged to the consolidated statement of profit or loss on a straight line basis over the lease term.

Foreign currencies

The individual financial statements of Scorpio Tankers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is US dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in US dollars.

In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the US dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated profit or loss statement. The amount charged to the consolidated profit or loss statement during 2011 was a gain of $22,802 and in 2010 and 2009 were losses of $506 and $36,626, respectively.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Segment reporting

For the year ended December 31, 2009 we reported one business segment and one geographical segment since (i) all of the vessels during those periods were Panamax vessels that transport oil and refined petroleum products and (ii) all of the vessels can trade in the international shipping market and are not limited to specific parts of the world. During that year, the chief operating decision makers of Simon did not evaluate our operating results on a discrete basis including on an individual subsidiary or individual vessel basis nor by distinct geographical locations. Rather, our operating results were assessed on an aggregated owned vessel basis. We have therefore not presented separate tables for the results of operations in this period as all relevant information can be obtained directly from the consolidated statement of profit or loss.

During the years ended 2010 and 2011, we owned or chartered-in vessels spanning four different classes, Handymax, MR, Panamax/LR1, and Aframax/LR2, all of which earn revenues in the seaborne transportation of crude oil and refined petroleum products in the international shipping markets. Each vessel within its respective class qualifies as an operating segment under IFRS. However, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.

Segment results are evaluated based on reported profit or loss from each segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of our consolidated financial statements.

It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market.

Vessels and drydock

Our fleet is measured at cost, which includes directly attributable financing costs and the cost of work undertaken to enhance the capabilities of the vessels, less accumulated depreciation and impairment losses.

Depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from date of delivery. Vessels under construction are not depreciated until such time as they are ready for use. The residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rates at the balance sheet date with changes accounted for in the period of change and in future periods.

The vessels are required to undergo planned drydocks for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 60 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock. We only include in deferred drydocking costs those direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

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

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

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

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

To the extent that variable rate borrowings are used to finance a qualifying asset and are hedged in an effective cash flow hedge of interest rate risk, the effective portion of the derivative is recognised in other comprehensive income and released to profit or loss when the qualifying asset impacts profit or loss. To the extent that fixed rate borrowings are used to finance a qualifying asset and are hedged in an effective fair value hedge of interest rate risk, the capitalised borrowing costs reflect the hedged interest rate.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in the consolidated profit or loss in the period in which they are incurred.

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

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in Note 23.

Loans and receivables

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

Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in Note 23.

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

Derivative financial instruments

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedging relationship. We designate certain derivatives as hedges of highly probable forecast transactions (cash flow hedges) as described further below.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months, and it is not expected to be realized or settled within 12 months.

Further details of derivative financial instruments are disclosed in Notes 12 and 23 to the consolidated financial statements.

Hedge accounting for cash flow hedges

The Company’s policy is to designate certain hedging instruments, which can include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges, cash flow hedges, or hedges of net investments in foreign operations. At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

For the years ended December 31, 2011, 2010 and 2009, we were party to derivative financial instruments to manage our exposure to interest rate fluctuations. With a portion of the net proceeds from our initial public offering, on April 9, 2010, we settled the outstanding portion of an interest rate swap entered into in April 2005. In August 2011, we entered into six interest rate swap agreements to manage interest costs and the risk associated with changing interest rates on our 2011 Credit Facility and 2010 Revolving Credit Facility (see note 11). These swaps have been designated and accounted for as cash flow hedges. Derivative financial instruments are initially recognized in the balance sheet at fair value at the date the derivative contract is entered into and are subsequently measured at their fair value as other assets or other liabilities, respectively. Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in other comprehensive income and classified as ‘hedging reserves’. Changes in fair value of a portion of a hedge deemed to be ineffective are recognized in net profit or loss. Hedge effectiveness is measured quarterly.

Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the statement of profit or loss as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability

Hedge accounting is discontinued when the Company revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income at that time is accumulated in the hedge reserve and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in the hedge reserve is recognized immediately in profit or loss.

Equity instruments

An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.

We have 38,345,394 registered shares authorized and issued with a par value of $0.01 per share at December 31, 2011. These shares provide the holders with rights to dividends and voting rights.

Provisions

Provisions are recognized when we have a present obligation as a result of a past event, and it is probable that we will be required to settle that obligation. Provisions are measured at our best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

Dividends

A provision for dividends payable is recognized when the dividend has been declared in accordance with the terms of the shareholder agreement.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Dividend per share presented in these consolidated financial statements is calculated by dividing the aggregate dividends declared by all of Scorpio Tankers Inc's subsidiaries by the number of Scorpio Tankers Inc. shares assuming these shares have been outstanding throughout the periods presented.

Restricted stock

The restricted stock awards granted to our employees and directors in June 2010 and January 2011 (Note 14) contain only service conditions and are classified as equity settled. Accordingly, the fair value of our restricted stock awards was calculated by multiplying the average of the high and low share price on the grant date and the number of restricted stock shares granted that are expected to vest.  We believe that the share price at the grant date serves as a proxy for the fair value of services to be provided by the employees and directors under the plan.

Compensation expense related to the awards is recognized ratably over the vesting period, based on our estimate of the number of awards that will eventually vest. The vesting period is the period during which an employee or director is required to provide service in exchange for an award and is updated at each balance sheet date to reflect any revisions in estimate of the number of awards expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimate, if any, is recognized in the profit or loss statement such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

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

We generated revenue from spot voyages during the years ended December 31, 2011 and 2010. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of spot voyage revenues can be estimated with a greater degree of accuracy.

Vessel impairment

We evaluate the carrying amounts of our vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing the fair value less cost to sell of the vessel, we obtain vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognising an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

At December 31, 2011, the carrying amounts of all our vessels were greater than their fair values less costs to sell (determined taking into consideration three independent broker valuations) which served as indicators of impairment. In line with our policy, for each vessel we performed a value in use calculation where we estimated the vessel’s future cash flows based on a combination of the latest forecast time charter rates for the next three years (obtained from a third party service provider), a steady growth rate in freight rates in each period thereafter which is based on management’s long-term view of the market, and our best estimate of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value, using a pre-tax discount rate based on our current borrowing rates adjusted for certain credit risks. The value in use calculations for all vessels were less than their fair value less costs to sell and accordingly the recoverable amount of all our vessels was determined to be its fair value less costs to sell. As a result, we recorded an impairment loss of $66.6 million as described further in note 7.

Vessel lives and residual value

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives. Effective April 1, 2010, we revised the estimated useful life of our vessels from 20 years to 25 years from the date of initial delivery from the shipyard. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rate average at the balance sheet date.

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

Deferred drydock cost

We recognize drydock costs as a separate component of the each vessel’s carrying amount and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs.

Standards and Interpretations in issue not yet adopted

 Standards and Interpretations adopted during the period

IAS 24 (amended)                                                            Related party disclosures

Improvements to IFRS (May 2010)

This standard did not have an impact on these consolidated financial statements.

 Standards and Interpretations in issue not yet adopted

 At the date of authorization of these consolidated financial statements, the following Standards and Interpretations which have not been applied in these consolidated financial statements were in issue but not yet effective:

IFRS 9	Financial Instruments
IFRS 7	Financial Instruments: Disclosures
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments
IFRS 13	Fair Value Measurement
IFRS 12	Disclosure of Interests in Other Entities
IFRS 11	Joint Arrangements
IFRS 10	Consolidated Financial Statements
IAS 27 (revised May 2011)	Separate Financial Statements
IAS 32	Financial Instruments: Presentation
Amendments to IFRS 7 (Oct 2010)	Disclosures – Transfers of Financial Assets
Amendment to IAS 32 (Oct. 2009)	Classification of Rights Issues

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

We do not expect that the adoption of these Standards and Interpretations in future periods will have a material impact on our financial statements.

2.    Cash and cash equivalents

	At December 31,
	2011	2010
Cash at banks	$26,678,503	$18,050,278
Deposits (1)	10,000,000	50,000,000
Cash on vessels	154,587	136,624
	$36,833,090	$68,186,902

(1)     Represents bank deposits with original maturities of three months or less

3.    Accounts receivable

	At December 31,
	2011	2010
Scorpio Panamax Tanker Pool Limited	$6,405,190	$3,277,808
Scorpio Handymax Tanker Pool Limited	6,062,395	1,347,509
Freight receivables	3,196,485	246,007
Scorpio Aframax Tanker Pool Limited	1,127,251	714,078
Scorpio LR2 Tanker Pool Limited	1,720,264	-
Insurance receivables	282,142	991,606
Other receivables	1,591,819	777,244
	$20,385,546	$7,354,252

 Scorpio Aframax Tanker Pool Limited, Scorpio LR2 Tanker Pool Limited, Scorpio Panamax Tanker Pool Limited, and Scorpio Handymax Tanker Pool Limited are related parties, as described in Note 15.

Freight receivables primarily represent amounts collectible from customers for our vessels operating in the spot market. The STI Coral and STI Diamond were delivered in May 2011 and were operating in the spot market as of December 31, 2011. There were no vessels operating in the spot market at December 31, 2010, though certain vessels did operate in the spot market briefly during the year.

Insurance receivables primarily represent the amounts collectible on our insurance policies in relation to vessel repairs.

We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. At December 31, 2011 and December 31, 2010, no material receivable balances were either past due or impaired.

4.    Prepaid expenses

	At December 31,
	2011	2010
Vessel related prepaid expenses	1,231,030	146,560
Prepaid insurance	304,407	314,120
	$1,535,437	$460,680

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

The increase in vessel related prepaid expenses relates to the different timing of an annual payment to one of our vendors in comparison to prior year.

5.    Inventories

	At December 31,
	2011	2010
Lubricating oils	$1,629,053	$1,267,144
Bunkers	1,028,225	-
Other	39,018	19,363
	$2,696,296	$1,286,507

The balance in bunkers as of December 31, 2011 relates to the STI Coral and STI Diamond which were operating in the spot market at year end. We did not have any vessels operating in the spot market on December 31, 2010.

During 2011 and 2010 we recorded $6.9 million and $2.4 million of expense related to the purchase of inventory items.

6.    Vessels

Operating vessels and drydock

	Vessels	Drydock	Total
Cost
As of January 1, 2011	$379,723,400	$4,589,021	$384,312,421
Additions (3)	70,934,675	3,168,355	74,103,030
Write off (1)	-	(620,055)	(620,055)
As of December 31, 2011	450,658,075	7,137,321	457,795,396

Accumulated depreciation and impairment
As of January 1, 2011	(49,501,513)	(1,385,522)	(50,887,035)
Charge for the period	(15,906,544)	(2,291,978)	(18,198,522)
Impairment (2)	(66,610,544)	-	(66,610,544)
Write off (1)	-	358,460	358,460
As of December 31, 2011	(132,018,601)	(3,319,040)	(135,337,641)
Net Book Value
As of December 31, 2011	$318,639,474	$3,818,281	$322,457,755

Cost
As of January 1, 2010	$138,713,588	1,680,784	$140,394,372
Additions (3)	241,009,812	2,997,820	244,007,632
Write off (1)	-	(89,583)	(89,583)
As of December 31, 2010	379,723,400	4,589,021	384,312,421

Accumulated Depreciation
As of January 1, 2010	(40,499,502)	(300,603)	(40,800,105)
Charge for the period	(9,002,011)	(1,174,502)	(10,176,513)
Write off (1)	-	89,583	89,583
As of December 31, 2010	(49,501,513)	(1,385,522)	(50,887,035)
Net Book Value
As of December 31, 2010	330,221,887	3,203,499	333,425,386

(1)     Represents the write off of the net book value of drydock costs for the STI Harmony of $223,726, which was drydocked in August 2011 and STI Highlander of $37,869 which was drydocked in October 2011. STI Conqueror and STI Heritage were also drydocked in 2010 and the residual costs written off.

(2)     See Note 7 for impairment discussion.

(3)     Venice, STI Harmony and STI Highlander were drydocked during the year ended December 31, 2011 for a total cost of $2.6 million. The remaining additions to drydock of $0.5 million during the year ended December 31, 2011 resulted from the notional drydock calculated on our vessel purchases of STI Coral and STI Diamond in May 2011. The additions in 2010 relate to costs incurred of $0.9 million during the drydock of the STI Conqueror and STI Heritage as well as $2.0 million arising from vessel purchases.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Delivery of STI Coral and STI Diamond

On May 10, 2011, we took delivery of two MR product tankers that we previously agreed to acquire for an aggregate purchase price of $70.0 million. The ships were built in 2008 at the STX shipyard in Korea and were charter free at delivery.

Vessels under construction

On June 6, 2011, we signed contracts with Hyundai Mipo Dockyard Co. Ltd. of South Korea to construct five MR product tankers for approximately $37.4 million each. The vessels are scheduled to be delivered to the Company July 2012 and September 2012.

On December 21, 2011, we signed another contract with Hyundai Mipo Dockyard Co. Ltd. of South Korea to construct an additional MR product tanker for approximately $36.4 million. This vessel is scheduled to be delivered to the Company in January 2013.

We have made payments of $50.5 million on all six newbuilding vessels as of December 31, 2011. Furthermore, on December 28, 2011 the keels were laid on the first five newbuilding vessels. We made a related progress payment of $9.4 million in January 2012 which was accrued at December 31, 2011. In accordance with IAS 23 “Borrowing Costs”, applicable interest costs are also capitalized during the period that vessels are under construction. As of December 31, 2011, we capitalized $0.6 million (2010: $0) of interest expense attributable to the aforementioned vessels under construction, bringing the total amount capitalized at December 31, 2011 to $60.3 million. The interest capitalized was calculated by applying a rate of 4.4% to expenditure on such assets.

The following table is a timeline of future expected payments and dates as of December 31, 2011*:

Q1 2012	$18.7	million
Q2 2012	18.6	million
Q3 2012	110.2	million
Q4 2012	3.6	million
Q1 2013	21.8	million
	$172.9	million

*These are estimates only and are subject to change as construction progresses. The Q1 2012 includes the $9.4 million accrued at December 31, 2011.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Collateral agreements

Noemi, Senatore, Venice, STI Harmony, STI Heritage, STI Conqueror, STI Matador, STI Gladiator and STI Highlander, with an aggregated net book value of $228.2 million as of December 31, 2011 were provided as collateral under a loan agreement dated June 2, 2010 and amended on July 13, 2011 (the "2010 Revolving Credit Facility", See Note 11).

STI Spirit, with a net book value of $37.7 million as of December 31, 2011, was provided as collateral under a loan agreement dated March 9, 2011 (the “STI Spirit Credit Facility”, See Note 11).

STI Coral and STI Diamond, with a net book value of $56.5 million as of December 31, 2011, were provided as collateral under a loan agreement dated May 3, 2011 (the “2011 Credit Facility”, See Note 11).

The vessels which collateralize the 2011 Credit Facility and 2010 Revolving Credit Facility also serve as collateral for the designated interest rate swap agreements (as described in Note 12), subordinated to the outstanding borrowings under each credit facility.

7.     Impairment of vessels

At the end of each reporting period, we evaluate the carrying amounts of vessels and related drydock costs to determine if there is any indication that those vessels and related drydock costs have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second hand product tankers, discounted projected vessel operating cash flows and the Company’s overall business plans.

During 2011, primarily as a consequence of a significant deterioration in market conditions, indicators of potential impairment were identified which triggered the requirement to perform a full impairment review.

At December 31, 2011, we determined fair value less estimated costs to sell for our vessels, taking into consideration three independent broker valuations for each vessel and adjusting for estimated disposal costs. Our estimate of fair value less costs to sell was then compared to each vessel’s respective carrying amount. The fair value less estimated costs to sell were lower than the carrying amount for all vessels indicating that an impairment might exist. We then performed a value in use calculation where we estimated each vessel’s future cash flows based on a combination of the latest forecast time charter rates for the next three years, a steady growth in freight rates in each period thereafter which is based management’s long-term view of the market, and our best estimate of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value, using a discount rate based on our current borrowing rates adjusted for certain credit risks.

The value in use calculations for all vessels were less than the fair value less estimated costs to sell and accordingly, the recoverable amount of all vessels was determined to be its fair value less costs to sell. As a result, we recorded an impairment loss of $66.6 million to adjust the carrying amounts of our vessels to their fair value less estimated selling costs.

At December 31, 2010, the carrying amounts of our vessels were greater than the independent broker valuations (after adjusting for estimated selling costs) for six of our ten owned vessels, which served as indicators of impairment. In line with our policy, for each of the aforementioned six vessels performed a value in use calculation using similar principles to those outlined above. The value in use calculations were greater than the carrying amounts of the vessels in all instances, which resulted in no impairment being recognized.

At September 30, 2009 the carrying amounts of our vessels were greater than the independent broker valuations (after adjusting for estimate selling costs) for two of our three owned vessels, being the Noemi and Senatore, which served as an indicator of impairment. After performing a value in use calculation it was determined that the recoverable amount for both these vessels was its fair value less costs to sell, the latter determined by taking into consideration the independent broker valuation. As a result, we recorded an impairment loss of $4.5 million to adjust the carrying amounts of our vessels to reflect its fair value less costs to sell. There were no indicators of additional impairment at December 31, 2009.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

8.     Other assets

	At December 31,
	2011	2010
Scorpio Handymax Tanker Ltd. pool working capital receivables	$2,801,894	$1,428,376
Upfront loan fees (1)	1,186,883	-
Vessel purchase options	-	126,337
	$3,988,778	$1,554,713

(1)     Primarily represents upfront arrangement fees for our Newbuilding Credit Facility at December 31, 2011. This facility was executed on December 21, 2011 and the fees are being amortized over the period of the facility.

Working capital contributions

Upon entrance into the Scorpio Handymax Tanker Pool (“SHTP”), all vessels are required to make working capital contributions of both cash and bunkers. The contribution amount is repaid, without interest, upon a vessel’s exit from the SHTP no later than six months after the exit date. Bunkers on board a vessel exiting the SHTP are credited against such repayment at the actual invoice price of the bunkers. At December 31, 2011 we intended to operate our vessels currently in the SHTP for at least a year and have therefore classified the receivables as non-current. Additionally, all amounts due for time chartered-in vessels whose agreements expire over a year from the balance sheet date have been classified as non-current.

Purchase options

The agreement to purchase the STI Spirit in 2010 also included two separate purchase options with the seller, each option granted us the right, but not the obligation, to purchase a 2008 built Panamax LR1 ice class-1A product tanker for a price of $45.0 million. The combined fair value of the two options was estimated at $126,337 as of December 31, 2010. These options expired unexercised in September 2011, and this amount was written off.

9.     Accounts payable

	At December 31,
	2011	2010
Progress payments due for vessels under construction	$9,351,375	$-
Suppliers	2,322,741	3,049,744
Scorpio Handymax Tanker Pool Limited	50,120	22,349
Scorpio Ship Management	8,191	101,412
	$11,732,427	$3,173,505

The progress payment of $9.4 million related to our first five newbuilding vessels and was made in January 2012.

The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

10.     Accrued expenses

	At December 31,
	2011	2010
Upfront fees due on loan facilities(1)	$1,186,883	$-
Other accruals	2,189,150	1,123,351
	$3,376,033	$1,123,351

(1)     Primarily represents upfront fees due for our Newbuilding Credit Facility at December 31, 2011. This facility was executed on December 21, 2011 and these fees were paid in February 2012.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

11.    Bank loans

The following is a breakdown of the current and non-current portion of our bank loans outstanding at December 31, 2011 and 2010:

	At December 31,
	2011	2010
Current portion (1)	$2,888,723	$15,826,314
Non-current portion (1)	142,678,788	127,362,088
	$145,567,511	$143,188,402

(1)   The current portion and non-current portion at December 31, 2011 were net of unamortized deferred financing fees of $1,356,817 and $3,920,203, respectively. The current portion and non-current portion at December 31, 2010 were net of unamortized deferred financing fees of $444,706 and $1,541,474, respectively.

2010 Revolving Credit Facility

On June 2, 2010, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and Fortis Bank Nederland, for a senior secured term loan facility of up to $150 million. On July 12, 2011, we amended and restated the credit facility to convert it from a term loan to a reducing revolving credit facility. This gave us the ability to pay down and re-borrow from the total available commitments under the loan.  The total available commitments reduce by $4.1 million each quarter, with a lump sum reduction of $76.0 million at the maturity date of June 2, 2015.  Our subsidiaries that own vessels that are collateralized by this loan act as guarantors under the amended and restated credit facility.  All terms mentioned are defined in the agreement.

On September 22, 2011 we executed a letter agreement amending certain financial covenants in the credit facility. On December 22, 2011 we entered into a first amendatory agreement with the lenders pursuant to which we amended the interest rate margin and certain financial covenants.

Drawdowns under the credit facility bear interest as follows: (1) through December 29, 2011, at LIBOR plus an applicable margin of 3.00% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%; (2) from December 30, 2011 through September 30, 2013, at LIBOR plus an applicable margin of 3.50% per annum; and (3) from October 1, 2013 and at all times thereafter, at LIBOR plus an applicable margin of 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. The credit facility matures on June 2, 2015 and can only be used to refinance amounts outstanding from the original loan agreement and for general corporate purposes.

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA (Employee Retirement Income Security Act); maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approval on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

The financial covenants include:

•         The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.

•         Consolidated tangible net worth (i.e. total shareholders’ equity) shall be no less than US$150,000,000 plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 1, 2010 going forward.

•         The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 until the fourth quarter of 2012, at which point it will increase to 1.50 to 1.00 for the first quarter of 2013, 1.75 to 1.00 for the second quarter of 2013, 2.00 to 1.00 at all times thereafter.  Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•         Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) needs to be not less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•         The aggregate fair market value of the collateral vessels (see note 6) shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

In August 2011, we reduced our outstanding balance under the credit facility by $65 million, in September 2011 we drew down $6 million and in December 2011, we reduced the outstanding balance by $34 million and drew down $47 million. The outstanding balance at December 31, 2011 and 2010 was $91.0 million and $145.2 million, respectively. There was $37.9 million available to draw at December 31, 2011 and we were in compliance with the financial covenants relating to this facility as described above.

STI Spirit Credit Facility

On March 9, 2011, we executed a credit facility with DVB Bank SE for a senior secured term loan facility of $27.3 million for STI Spirit, which was acquired on November 10, 2010. The credit facility was drawn down on March 17, 2011 and matures on March 17, 2018. On September 28, 2011 we executed a letter agreement and on December 30, 2011 we executed a first amendatory agreement with the lenders pursuant to which we amended certain financial covenants contained in the credit facility. The loan bears interest at LIBOR plus a margin of 2.75% per annum. The loan will be repaid over 28 equal quarterly installments and a lump sum payment at maturity. The quarterly installments commenced three months after the drawdown and were calculated using an 18 year amortization profile. Our subsidiary, STI Spirit Shipping Company Limited, which owns the vessel, is the borrower and Scorpio Tankers Inc. is the guarantor. The outstanding balance at December 31, 2011 was $26.2 million and $0 at December 31, 2010. The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA (Employee Retirement Income Security Act); maintenance of flag and class of the vessel; restrictions on consolidations, mergers or sales of assets; approval of changes in the Manager of our vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

All terms mentioned are defined in the agreement.

The financial covenants of the credit facility are described below. On September 28, 2011, we executed an amendment modifying the EBITDA to interest expense financial covenant. On December 30, 2011, we entered into a first amendatory agreement modifying certain financial covenants.

•         The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.

•         Consolidated tangible net worth (i.e. shareholders equity) shall be no less than $ 150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter.

•         The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 for the period commencing with the fourth quarter of 2011 through the fourth quarter of 2012, at which time it will increase to 1.50 to 1.00 for the first quarter of 2013, 1.75 to 1.00 for the second quarter of 2013 and 2.00 to 1.00 at all times thereafter.  Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•         Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) needs to be not less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•         The aggregate fair market value of the STI Spirit shall at all times be no less than (i) 140% of the then outstanding loan balance if the vessel is operating in a pool or in the spot market or (ii) 130% of the then outstanding loan if the vessel is on time charter with a duration of at least one year.

We were in compliance with the financial covenants relating to this facility as of December 31, 2011.

2011 Credit facility

On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V., for a senior secured term loan facility of up to $150 million. On September 22, 2011 we executed a letter agreement amending certain financial covenants, and on December 22, 2011 we executed a second amendatory agreement with the lenders pursuant to which we extended the availability period and amended the interest rate margin and certain financial covenants.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

All terms mentioned in this section are defined in the agreement.

Drawdowns under this credit facility are available until May 3, 2013 and bear interest as follows: (1) until December 29, 2011, at LIBOR plus an applicable margin of (i) 2.75% per annum when our debt to capitalization (total debt plus equity) ratio is less than 45%, (ii) 3.00% per annum when our debt to capitalization ratio is greater than or equal to 45% but less than or equal to 50% and (iii) 3.25% when our debt to capitalization ratio is greater than 50%; (2) from December 30, 2011 through September 30, 2013, at LIBOR plus an applicable margin of 3.50% per annum and (3) from October 1, 2013 and at all times thereafter, at LIBOR plus an applicable margin of (i) 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and (ii) 3.50% per annum when our debt to capitalization ratio is greater than 50%.  A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. The credit facility matures on May 3, 2017 and can only be used to finance up to 50% of the cost of future vessel acquisitions, which vessels would be the collateral for the credit facility.

Borrowings for each vessel financed under this facility represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the new credit facility is repayable in equal quarterly installments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is sixteen years of age. Our subsidiaries, which may at any time, own one or more of our vessels, will act as guarantors under the credit facility.

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA (Employee Retirement Income Security Act); maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

The financial covenants include:

•         The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.

•         Consolidated tangible net worth (i.e. shareholders’ equity) shall be no less than $150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 1, 2010 going forward.

•         The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 until the fourth quarter of 2012, at which point it will increase to 1.50 to 1.00 for the first quarter of 2013, 1.75 to 1.00 for the second quarter of 2013 and 2.00 to 1.00 at all times thereafter.  Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•         Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) needs to be not less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•         The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

We were in compliance with the financial covenants relating to this facility as of December 31, 2011.

As of December 31, 2011, $115 million was available to finance up to 50% of the cost of future vessel acquisitions, and the outstanding balance for this facility was $33.6 million.

Newbuilding financing

On December 21, 2011, we executed a credit facility agreement with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB for a senior secured term loan facility of up to $92.0 million. The credit facility may be used only for the partial financing of the pre-delivery and delivery installments of four newbuilding 52,000 DWT MR product tankers that the Company contracted for in June 2011 with Hyundai Mipo Dockyard Co. Ltd. and which are scheduled for delivery between July and September 2012. The newbuilding vessels will be owned individually by certain of our subsidiaries, who together are the borrowers under this credit facility and Scorpio Tankers Inc. is the guarantor. Borrowings under the credit facility bear interest at LIBOR plus an applicable margin of 2.70% per annum.  A commitment fee equal to 1.10% per annum is payable on the unused daily portion of the credit facility.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

All terms mentioned in this section are defined in the agreement.

The facility will be made available in four tranches, one for each vessel, each in the amount of $23.0 million, which is approximately 61% of contracted price for each vessel.  Drawdowns under each tranche will be available after the first 39% of the contracted price for each vessel is paid by the Company and subject to certain other conditions precedent.  The four vessels will be collateral for the credit facility.  Repayment of the tranche relating to the respective vessel will commence after delivery of that vessel in quarterly installments of $375,000, which equates to a repayment profile of 15.33 years, and each tranche is scheduled to mature approximately seven years after delivery of the relevant vessel from the shipyard.

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

The financial covenants include:

•         The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.

•         Consolidated tangible net worth (i.e. shareholders equity) shall be no less than US$ 150,000,000 plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 2, 2010 going forward.

•         The ratio of EBITDA to interest expense shall be no less than 2.00 to 1.00 commencing with the third fiscal quarter of 2011 until the fourth quarter of 2012, and 2.50 to 1.00 for all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•         Unrestricted cash and cash equivalents shall at all times be no less than $15.0 million, until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•         The aggregate fair market value of the collateral vessels shall at all times be no less than 140% (120% if the vessel is subject to acceptable long term employment) of the aggregate principal amount outstanding plus a pro rata amount of any allocable swap exposure for the credit facility.

There were no borrowings outstanding as of December 31, 2011 under this facility and we were in compliance with the financial covenants related to this facility.

12. Derivative financial instruments

Interest rate swaps

In August 2011, we entered into six interest rate swap agreements to manage interest costs and the risk associated with changing interest rates on our 2011 and 2010 Credit Facilities with three different banks. Pursuant to these interest rate swap contracts, we agreed to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable us to partially mitigate the risk of changing interest rates on the cash flow exposures on the issued variable rate debt held. We determined the estimated fair value of our derivatives by discounting the future cash flows using the curves at the reporting date and the credit risk inherent in the contract. The notional principal amounts of these swaps aggregate $75 million, the details of which are as follows:

Hedged item	Notional amount	Start date	Expiration date	Fixed interest rate	Floating interest rate
2010 Credit Facility	$51 million	July 2, 2012	June 2, 2015	1.27%	3 mo. LIBOR
2011 Credit Facility	$24 million	July 2, 2012	June 30, 2015	1.30%	3 mo. LIBOR

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

The vessels which collateralize the 2011 and 2010 Credit Facilities also serve as collateral for the designated interest rate swap agreements, subordinated to the outstanding borrowings under each credit facility.

The following table summarizes the fair value of our derivative financial instruments as of December 31, 2011, which are included in the consolidated Balance Sheet:

	December 31, 2011	December 31, 2010
Current portion	$(236,987)	$-
Non-current portion	(463,587)	-
	$(700,574)	$-

The following has been recorded as realized and unrealized losses from changes in the fair value of our derivative financial instruments:

	Fair value adjustments
	Statement of profit or loss
	Realized (gain)/loss	Unrealized (gain)/loss	Recognized in equity
Interest rate swap	$-	$-	$(700,574)
Total year ended December 31, 2011	-	-	(700,574)

Interest rate swap	279,560	-	-
Total year ended December 31, 2010	$279,560	$-	$-

Interest rate swap	808,085	(956,120)	-
Total year ended December 31, 2009	$808,085	$(956,120)	$-

The realized loss of $279,560 in the year ended December 31, 2010 relates to the loss recorded upon settlement of an interest rate swap in April 2010.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

13. Segment reporting

Information about our reportable segments for the years ended December 31, 2011 and December 31, 2010 is as a follows (we did not report segment information for the year ended December 31, 2009 as there was only one reportable segment in this period):

For the year ended December 31, 2011
	Panamax/LR1		Handymax		Aframax/LR2	MR		Operating segments subtotal	Corporate and eliminations	Total
Vessel revenue	$31,100,705		$32,237,902		$6,484,272	$12,286,812		$82,109,691	$-	$82,109,691
Vessel operating costs	(14,427,452)		(11,216,406)		(2,547,436)	(3,178,352)		(31,369,646)	-	(31,369,646)
Voyage expenses	(13,383)		(25,760)		-	(6,841,876)		(6,881,019)	-	(6,881,019)
Charterhire	(4,553,829)		(17,357,635)		(838,793)	-		(22,750,257)	-	(22,750,257)
Impairment	(28,616,341	)(1)	(12,962,303	)(2)	(12,458,512)	(12,573,388	)(3)	(66,610,544)	-	(66,610,544)
Depreciation	(9,279,150)		(5,068,401)		(2,074,352)	(2,038,214)		(18,460,117)	-	(18,460,117)
General and administrative expenses	(691,943)		(762,083)		(135,589)	(313,782)		(1,903,397)	(9,733,316)	(11,636,713)
Financial expenses, net	420		-		(841,066)	-		(840,646)	(6,168,373)	(7,009,019)
Other expense, net	22,802		-		(133,548)	-		(110,746)	(8,222)	(118,968)
Segment profit or loss	$(26,458,171)		$(15,154,686)		$(12,545,024)	$(12,658,800)		$(66,816,681)	$(15,909,911)	$(82,726,592)

For the year ended December 31, 2010
	Panamax/LR1		Handymax		Aframax/LR2	MR		Operating segments subtotal	Corporate and eliminations	Total
Vessel revenue	$29,344,505		$8,812,130		$641,278	$-		$38,797,913	$-	$38,797,913
Vessel operating costs	(12,363,968)		(5,649,736)		(426,788)			(18,440,492)		(18,440,492)
Voyage expenses	(253,106)		(2,289,192)		-	-		(2,542,298)	-	(2,542,298)
Charterhire	(275,532)		-		-	-		(275,532)	-	(275,532)
Depreciation	(7,493,632)		(2,389,669)		(293,211)	-		(10,176,512)	(2,396)	(10,178,908)
General and administrative expenses	(600,476)		(266,509)		(14,747)	-		(881,732)	(5,318,362)	(6,200,094)
Financial expenses, net	(133,708)		1,383		778	-		(131,547)	(3,062,814)	(3,194,361)
Other expense, net	(4,420)		-		-	-		(4,420)	(504,346)	(508,766)
Realized and unrealized gain/(loss) on derivative financial instruments	(279,560)		-		-	-		(279,560)	-	(279,560)
Segment profit or loss	$7,940,103		$(1,781,593)		$(92,690)	$-		$6,065,820	$(8,887,918)	$(2,822,098)

(1)     The impairment charge per vessel within the Panamax/LR1 segment was $6.9 million, $5.5 million, $2.1 million, $7.7 million and $6.4 million, respectively. .

(2)     The impairment charge per vessel within the Handymax segment was $4.3 million, $3.1 million, $3.7 million, and $1.9 million, respectively.

(3)     The impairment charge per vessel within the MR segment was $6.3 million and $6.3 million, respectively.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

The Panamax/LR1 and Handymax segments each contained revenue from at least one major customer representing greater than 10% of total revenue. The revenue from those customers within their respective segments was:

Segment	Customer	2011	2010	2009
Panamax/LR1	Scorpio Panamax Tanker Pool Limited (1)	$ 22,593,663	$ 9,645,173	$ 10,415,331
	King Dustin (1)	8,507,042	8,700,195	8,288,767
	Liberty (1)	-	4,779,605	-
	BP		5,937,328	8,914,941

Handymax	Scorpio Handymax Tanker Pool Limited (1)	32,237,901	5,177,805	-
		$ 63,338,607	$ 34,240,106	$ 27,619,039

(1)	These customers are related parties (see note 15)

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

14.    Common shares

At December 31, 2009, we had 1,500 registered shares authorized and issued with a par value of $1.00 per share. These shares provide the holders with rights to dividends and voting rights.

On March 17, 2010, the board of directors amended and restated the Articles of Incorporation to (i) authorize 275,000,000 registered shares of which 250,000,000 were designated as common shares with a par value of $0.01 and 25,000,000 were designated as preferred shares with a par value of $0.01, and (ii) authorize a stock split of 3,726.098 to 1 for the issued and outstanding common shares, which increased the number of shares from 1,500 common shares issued and outstanding to 5,589,147 common shares issued and outstanding. All common share amounts in the consolidated financial statements for 2009 and 2010 have been retroactively adjusted, including the share amounts used in the calculation of earnings per share, to give effect to the stock split.

On April 6, 2010, we completed an initial public offering of our common shares on the New York Stock Exchange. In connection with the offering, we issued and sold 12,500,000 additional common shares. In addition, we listed our existing shares. The costs related to the listing of our existing shares of $0.5 million in the year ended December 31, 2010 were expensed and included in Other expenses, net in the consolidated statement of profit or loss. On May 4, 2010, the underwriters of the initial public offering exercised their over-allotment option to purchase an additional 450,000 shares. Net proceeds from the issuance of the common shares of 12,950,000, which included the over-allotment, were $154.8 million Prior to the offering, the Lolli-Ghetti Family, of which Emanuele Lauro, our Chairman and Chief Executive Officer, is a member, owned 100% of our outstanding common shares and held a controlling interest in Scorpio Tankers Inc. Total fees and commissions relating to the initial public offering and exercise of the over-allotment option were $14.2 million, of which, $0.7 million were recognized as expense in the profit or loss statement ($0.2 million in 2009 and $0.5 million in 2010) as being related to the registration of existing shares and the remaining $13.5 million were recorded as a reduction to additional paid in capital.

 On November 22, 2010, we completed a follow on public offering of 4,575,000 shares of common stock at $9.80 per share. After deducting underwriters' discounts and paying offering expenses, the net proceeds were approximately $41.8 million. On December 2, 2010, we closed the issuance of 686,250 shares of common stock at $9.80 and received $6.4 million, after deducting underwriters' discounts, when the underwriters in our follow on public offering exercised their over-allotment option. In addition, 510,204 shares were issued at the follow on public offering price in a concurrent private placement to a member of the Lolli-Ghetti family for total proceeds of $5.0 million. Total fees and commissions relating to the follow-on offering and exercise of the over-allotment option were $3.4 million and were recorded as a reduction to additional paid in capital.

On May 18, 2011, we closed on a follow-on public offering of 6,000,000 shares of common stock at $10.50 per share. On the same day, the underwriters exercised their over-allotment option to purchase an additional 900,000 shares at $10.50 per share After deducting underwriters’ discounts and paying offering expenses, the net proceeds of the follow-on public offering and the over-allotment were approximately $68.5 million. Total fees and commissions relating to the follow-on offering and exercise of the over-allotment option were $4.0 million and were recorded as a reduction to additional paid-in capital.

On December 6, 2011, the Company closed on the sale 7,000,000 shares of its common stock in an underwritten public offering at the offering price of $5.50 per share. The Company received net proceeds of approximately $36.5 million, after deducting underwriters' discounts and offering expenses. Total fees and commissions relating to the follow-on offering and exercise of the over-allotment option were $2.0 million and were recorded as a reduction to additional paid-in capital.

Stock buyback plan

On July 9, 2010, the board of directors authorized a share buyback program of $20.0 million. We repurchase these shares in the open market at the time and prices that we consider to be appropriate. As of December 31, 2011 and December 31, 2010, 723,665 and 244,146 shares have been purchased under the plan at an average price of $7.5981 and $10.8452 per share, respectively including commissions. As of December 31, 2011, the remaining stock buyback authorization was $14.5 million.

Restricted stock issuance

On June 18, 2010, we issued 559,458 shares of restricted stock to our employees for no cash consideration. The share price at the date of issue was $10.99 per share. The vesting schedule of the restricted stock for the executive officers is (i) one-third of the shares vest on April 6, 2013, (ii) one-third of the shares vest on April 6, 2014, and (iii) one-third of the shares vest on April 6, 2015. Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

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

On January 31, 2011, we issued 9,000 shares of restricted stock to our independent directors for no cash consideration. The share price at the date of issue was $9.83 per share. These shares vested on January 31, 2012.

On April 6, 2011, 9,000 shares of restricted stock vested at $10.475 per share.

Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

	Employees	Directors	Total
For the year ending December 31, 2012	$2,546,398	$7,373	$2,553,770
For the year ending December 31, 2013	1,497,055	-	1,497,055
For the year ending December 31, 2014	588,424	-	588,424
For the year ending December 31, 2015	106,929	-	106,929
	$4,738,806	$7,373	$4,746,178

Shelf registration statement

On May 4, 2011, we filed a Form F-3 with the Securities and Exchange Commission, which can be used to issue common shares, preferred shares, debt securities, which may be guaranteed by one or more of our subsidiaries, warrants, purchase contracts, and units for up to $500 million in aggregate. As of December 31, 2011 we had issued common shares worth $111.0 million from the May 11, 2011 shelf registration.

Merger reserve

In June 2011, our board of directors authorized the reclassification of the merger reserve of $13.3 million within shareholders’ equity to retained earnings/accumulated deficit. The merger reserve was initially set up to identify the retained earnings/accumulated deficit brought in with the three vessels transferred by Simon and has been reclassified as there are no requirements in the Marshall Islands to maintain a separate merger reserve or to separately identify the retained earnings/accumulated deficit created subsequent to the transfer.

Shares outstanding

As of December 31, 2011 we had 38,345,394 shares outstanding.

15.     Related party transactions

Transactions with subsidiaries of Simon (herein referred to as Simon subsidiaries) and transactions with entities outside of Simon but controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated profit or loss statement and balance sheet are as follows:

	For the year
	ended December 30,
	2011	2010	2009
Pool revenue(1)
Scorpio Panamax Tanker Pool Limited	22,593,663	9,645,173	10,415,332
Scorpio Handymax Tanker Pool Limited	32,237,901	5,177,805	-
Scorpio LR2 Pool Limited	5,194,689	-	-
Scorpio Aframax Tanker Pool Limited	170,224	641,278	-
Time charter revenue(2)
King Dustin	8,507,042	8,700,195	8,288,767
Liberty and subsidiaries	-	4,779,605	-
Vessel operating costs(3)	(2,202,870)	(1,058,699)	(600,000)
Commissions(4)	(270,069)	(233,546)	-
General and administrative expenses(5)	(1,936,567)	(932,460)	(344,162)
Other(6)	-	(130,602)	-

 Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

(1)	These transactions relate to revenue earned in the Scorpio Panamax, Scorpio LR2, Scorpio Aframax and Scorpio Handymax Tanker Pools (the Pools). The Pools are operated by Scorpio Panamax Tanker Pool Limited, Scorpio LR2 Tanker Pool Limited, Scorpio Aframax Pool Limited, and Scorpio Handymax Tanker Pool Limited, respectively which are Simon subsidiaries.
(2)	The revenue earned was for Noemi's time charter with King Dustin (which is 50% jointly controlled by a Simon subsidiary). In 2010, the STI Harmony and STI Heritage were on a time charter with Liberty, a Simon subsidiary. See Note 16 for the terms of this time charter.
(3)	These transactions represent technical management fees charged by SSM, a related party affiliate, and included in the vessel operating costs in the consolidated profit or loss statement. We believe our technical management fees for the years ended December 31, 2011, 2010 and 2009 were at market rates because they were the same rates charged to other vessels managed by SSM. Each vessel pays $548 per day for technical management, which is, as noted, consistent with that charged to third parties by SSM.
(4)	These transactions represent the expense due to SCM for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement (see description below). Each of the vessels pays a commission of 1.25% of their revenue when not in the Pools. When our vessels are in the Pools, SCM, the pool manager, charges all vessels in the Pools (including third party participants) a commission of 1.25% of their revenue and $250 per day for Panamax/LR1 and Aframax/LR2 vessels and $300 per day for Handymax vessels. We believe that the commercial management agreement represents a market rate for such services.

There were no charges related to these services for the year ended December 31, 2009. We estimate that the commissions on its fees for years ended December 31, 2009 would have been $215,046 and would have decreased net income for the period by the same amount if we operated as an unaffiliated entity. Our estimate is based upon the rates charged by SCM to third party participants in the pools for 2009.

(5)	We pay our administrator a fixed monthly fee calculated at cost with no profit for providing us with administrative services, and reimburse it for the reasonable direct or indirect expenses it incurs in providing us with such services. SSM provided administrative services to us under this agreement until September 30, 2010. From October 1, 2010, SCM has provided us administrative services under this agreement. The administrative fee included services provided to us for accounting, administrative services, information technology and management.

Our Commercial Management Agreement with SCM includes a daily flat fee charged payable to SCM for the vessels that are not in one of the pools managed by SCM. The flat fee is $250 per day for Panamaxes/LR1 and Aframax/LR2 vessels and $300 per day for Handymax and MR vessels. The flat fee is the same rate charged by SCM for vessels in the pools managed by SCM.

•         The expense for the year ended December 31, 2011 of $1,936,567 included the flat fee of $268,331 charged by SCM and administrative fees of $1,668,236 charged by Liberty and are both included in general and administrative expenses in the consolidated profit or loss statement.

•         The expense for the year ended December 31, 2010 of $932,460 included the flat fee of $203,405 charged by SCM and administrative fees of $729,055 charged by Liberty and are both included in general and administrative expenses in the consolidated profit or loss statement.

•         The expense for the year ended December 31, 2009 of $344,162 included fees of $70,418 charged by SCM and $273,744 charged by SSM for administrative services under the previous administrative agreement. The fees charged by SCM for the year ended December 31, 2009 were not at market rates. We estimate the fees charged by SCM for the year ended December 31, 2009 would have been $182,500 and would have decreased net income by $112,082 had they been incurred at estimated market rates.

(6)	In accordance with our Administrative Services Agreement with Liberty, we have to reimburse Liberty for any direct expenses. These transactions represent reimbursements of $130,602 to Liberty for the year ended December 31, 2010 for expenses related to the registration of the existing shares in the initial public offering which closed on April 6, 2010. In addition, $344,490 related to expenses for the registration of the shares in the initial public offering were recorded as an offset against the proceeds from the offering. The cash payment was made in 2010.

•         Furthermore, the Administrative Services Agreement with Liberty includes a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. These fees are capitalized as part of the carrying value of the related vessel. In the year ended December 31, 2011, we paid Liberty an aggregate fee of $700,000 in May 2011 for the purchase of the STI Coral and STI Diamond. In the year ended December 31, 2010, we paid Liberty an aggregate fee of $2.4 million for the purchases of the STI Harmony, STI Heritage, STI Conqueror, STI Matador, STI Gladiator, STI Highlander and STI Spirit.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
	2011	2010
Assets:
Accounts receivable (due from the Pools)	$18,102,105	$6,767,770
Accounts receivable (SSM)	-	117
Accounts receivable (SCM)	-	3,463
Liabilities:
Accounts payable (owed to the Pools)	50,120	22,349
Accounts payable (SSM)	8,191	101,412
Accounts payable (SCM)	51,994	-

In 2011, the Company also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. No amounts have been charged under this agreement as of December 31, 2011.

Key management remuneration

Prior to April 6, 2010, our executive management services were provided by a related party affiliate and included in the management fees described in (5) above. If we were not part of Simon, and had the same ownership structure and a contract for administrative services for the periods up to April 6, 2010, we estimate our executive management remuneration would have been comparable with the executive management remuneration presented within general and administrative expenses in subsequent periods. The table below therefore depicts key management remuneration for the periods April 6, 2010 through December 31, 2010 and the year ended December 31, 2011 as follows:

	As of December 31,
	2011	2010

Short-term employee benefits (salaries)	$2,874,864	$2,059,907
Share-based compensation	3,189,170	922,123

Total	6,064,034	2,982,030

(1)     Represents the amortization of restricted stock issued under our equity incentive plans in June 2010 and January 2011. See note 14.

There are no post employment benefits.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

16.    Vessel revenue

During the years ended December 31, 2011, 2010, and 2009 we had two, four, and two vessels respectively that earned revenue through time charter contracts. As of December 31, 2011, there were no vessels on time charter contracts. The remaining revenue was generated from vessels operating in pools or in the spot market.

Revenue Sources

`	For the year
	Ended December 31,
	2011	2010	2009
Time charter revenue	9,626,401	19,417,128	$ 17,203,709
Pool revenue	60,196,478	15,464,256	$ 10,415,332
Voyage revenue	12,286,812	3,916,529	$ -
	82,109,691	38,797,913	$ 27,619,041

Time charter out contracts:

Time Charter Out
Vessel	From	To	Daily rate
Noemi (1)	Jan 2007	Dec 2011	$ 24,500
Senatore (2)	Sep 2007	Aug 2010	$ 26,000
STI Spirit (3)	Jan 2011	Mar 2011	$ 15,000
STI Harmony (4)	Jun 2010	Sep 2010	$ 25,500
STI Heritage (4)	Jun 2010	Nov 2010	$ 25,500

(1)                 The time charter contract with the Noemi was terminated on December 22, 2011.

(2)                 The time charter contract with the Senatore was terminated on August 26, 2010.

(3)                 The STI Spirit was on a short term time charter from January 11, 2011 through March 3, 2011 at a charterhire rate of $15,000 per day. From March 4, 2011 through March 26, 2011, the date the vessel entered the Scorpio LR2 Pool, the charterhire rate increased to $17,000 per day.

(4)                 STI Harmony and STI Heritage were acquired in June 2010 with existing time charter contracts that commenced in October 2007 and January 2008, respectively. The vessels were chartered to subsidiaries of Liberty, which are related parties. `

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

17. Charterhire

On December 12, 2010 we took delivery of the BW Zambesi, a 2010 built LR1 product tanker, on a time charter-in agreement for one year at a rate of $13,850 per day with an option to extend for an additional year at a rate of $14,850 per day. This vessel was redelivered to its owners on November 30, 2011.

On January 26, 2011, we took delivery of the Kraslava, a 2007 built Handymax ice-class 1B product tanker on a time charter-in arrangement for one year at a rate of $12,070 per day. In December 2011, this agreement was extended one month to February 26, 2012 and additional option periods were negotiated. The first option period on this vessel was exercised, extending the expiry date five months from February 26, 2012 to July 26, 2012. Subsequent to that, the Company has two consecutive optional periods of three and three months, respectively, at the current base rate of $12,070 per day. This vessel is currently operating in the Scorpio Handymax Tanker Pool.

On February 6, 2011 we took delivery of the Histria Azure, a 2007 built Handymax product tanker, on a time charter-in arrangement for one year at a rate of $12,250 per day. As of December 31, 2011, this vessel was off-hire and is expected to be re-delivered to the Company in April 2012. During 2011, this vessel operated in the Scorpio Handymax Tanker Pool from delivery through September 13, 2012 was off-hire for the remainder year. We have extended the term of the charter for this vessel for one year after the vessel is re-delivered to us at $12,000 per day. Pursuant to this charter agreement, we have an option to extend the term of the charter for four additional months at $12,250 per day and a second option to further extend the term of the charter agreement for an additional year at $13,650 per day.

On March 1, 2011, we took delivery of the Krisjanis Valdemars, a 2007 built Handymax ice-class 1B product tanker on a time charter-in arrangement for 10 months at a rate of $12,000 per day. The agreement also includes a profit and loss sharing provision whereby 50% of all profits and losses (the difference between the vessel's pool earnings and the charter hire expense) will be shared with the owner of the vessel. In December 2011 we negotiated an extension and several option periods to this agreement. The extension was a two month extension expiring on February 14, 2012. The first option period on this vessel was exercised, extending the expiry date four months from February 14, 2012 to June 14, 2012. Subsequent to that, the Company has two consecutive optional periods of three and three months, respectively, at the base rate of $12,000 per day. During the year ended December 31, 2011, $9,302 was due to us under this profit and loss sharing agreement. This vessel is currently operating in the Scorpio Handymax Tanker Pool.

On May 27, 2011, we took delivery of the Kazdanga, a 2007 built Handymax ice class 1B product tanker for one year at a rate of $12,345 per day with an option to extend the charter for an additional year at a rate of $13,335 per day. This vessel is currently operating in the Scorpio Handymax Tanker Pool.

We took delivery of two time chartered-in vessels in July 2011. The Histria Perla, a 2005 built Handymax product tanker and was delivered on July 15, 2011 and the Histria Coral, a 2006 built Handymax product tanker was delivered on July 17, 2011. Each vessel has been chartered-in for two years at a rate of $12,750 and $13,250 per day for the first and second years, respectively. Each charter agreement includes an option for the Company to extend the charter for an additional year at a rate of $14,500 per day.

On October 24, 2011, we took delivery of a 2006 built LR2 product tanker , the Khawr Aladid. The vessel was chartered-in for six months at $12,000 per day, and we currently have an option to extend the charter for a period of six months from delivery at $13,000 per day.

The undiscounted remaining future minimum lease payments under these arrangements as of December 31, 2011 are $26.9 million. The obligations under these agreements will be repaid as follows:

	As of December 31
	2011	2010
Less than 1 year	$21,003,620	$16,537,830
1-5 years	5,943,250	767,070
5+ years	-	-
	$26,946,870	$17,304,900

The total expense recognized under charter hire agreements during the year ended December 31, 2011 was $22.8 million $0.3 million during the year ended December 31, 2010 and $3.1 million during the year ended December 31, 2009.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

18. Vessel operating costs

Vessel operating costs primarily represent crew related costs, stores, routine maintenance and repairs, insurance, technical management fees, and other related costs. The procurement of these services is managed on our behalf by our technical manager, SSM (see Note 15).

19. General and administrative expenses

General and administrative expenses primarily represent employee benefit expenses, professional fees and administration/commercial management fees (see note 15). Employee benefit expenses consist of:

	For the year ended December 31,
	2011	2010	2009
Short term employee benefits	$3,796,051	$2,389,952	$-
Share based compensation (see note 14)	3,362,345	988,273	-
	$7,158,396	$3,378,225	$-

20. Financial expenses

Financial expenses comprise:

	For the year ended December 31,
	2011	2010	2009
Interest payable on bank loans	$4,950,587	$2,984,765	$699,115
Commitment fees on undrawn portions of bank loans	1,123,559	-	-
Amortization of deferred financing fees	985,881	246,130	-
Total Financial Expenses	$7,060,027	$3,230,895	$699,115

21. Tax

Scorpio Tankers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands' income tax. We are also exempt from income tax in other jurisdictions including the United States of America due to tax treaties; therefore, we did not have any tax charges, benefits, or balances as of or for the periods ended December 31, 2011, 2010 and 2009.

22.    (Loss)/Earnings per share

The calculation of both basic and diluted loss/earnings per share is based on net loss/income attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
	2011	2010	2009
Net (loss)/income attributable to equity holders of the parent	$(82,726,593)	$(2,822,098)	$3,418,037
Basic and diluted weighted average number of shares	28,704,876	15,600,813	5,589,147

The weighted average number of shares assumes the retroactive adjustment resulting from our stock split which occurred on March 17, 2010 and was effective during the year ending December 31, 2010.

The Company incurred a loss in the years ended December 31, 2011 and 2010. As a result, the inclusion of potentially restricted shares in the diluted loss per share calculation would have an antidilutive effect on the loss per share for the period. Therefore, all potentially dilutive items have been excluded from the diluted loss per share calculation for these periods. There were no potentially dilutive shares outstanding for the year ended December 31, 2009 nor were there any antidilutive instruments excluded from the calculation in that year.

23. Financial instruments

Funding and capital risk management

We manage our funding and capital resources to ensure our ability to continue as a going concern while maximizing the return to the shareholder through optimization of the debt and equity balance.

Categories of financial instruments

	Carrying value
	As of December 31
	2011	2010
Financial assets
Cash and cash equivalents	$36,833,090	$68,186,902
Loans and receivables	23,187,440	8,782,628

Financial liabilities
Derivatives designated in a cash flow hedge	700,574	-
Other liabilities (at amortized cost)	160,675,971	147,485,258

Derivative financial instruments in 2011, 2010 and 2009, solely comprised of interest rate swaps, where at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates to determine the fair value.

IFRS 7 requires classification of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). In accordance with IFRS 7, the fair value measurement for the interest rate swaps in 2011, 2010 and 2009 were classified as Level 2.

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

Market risk

Our activities expose us to the financial risks of changes in interest rates. See Note 11 for a description of the interest rate risk.

In the years ended December 31, 2011, 2010 and 2009, we were party to interest rate swaps to mitigate the risk of rising interest rates. In August 2011, we entered into six interest rate swap agreements to manage interest costs and the risk associated with changing interest rates on our 2011 and 2010 Credit Facilities with three different banks. Additionally, in April 2010, we paid $1.9 million to settle an interest rate swap that was entered into in April 2005.

Details of the amounts recorded in the consolidated statement of profit or loss and statement of other comprehensive income in respect of such instruments are provided in note 12.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Sensitivity analysis – Interest rate risk

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at balance sheet date was outstanding for the whole year.

If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2011 would have decreased/increased by $1.6 million. This is mainly attributable to our exposure to interest rate movements on our 2010 Revolving Credit Facility, 2011 Credit Facility and STI Spirit Credit Facility.

If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the years ended December 31, 2010 and 2009 would have decreased/increased by $0.7 million and $1.0 million. This is mainly attributable to our exposure to interest rate movements in our 2010 Revolving Credit Facility (2010) and for the portion of the 2005 Credit Facility that was not hedged by the interest rate swap in place at the time (2009).

Credit risk

Credit risk is the potential exposure of loss in the event of non-performance by customers and derivative instrument counterparties.

We only place cash deposits with major banks covered with strong and acceptable credit ratings.

Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial and technical managers. We did not experience material credit losses on our accounts receivables portfolio in the years ended December 31, 2011, 2010 and 2009.

The carrying amount of financial assets recognized in the consolidated financial statements represents the maximum exposure to credit risk without taking account of the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2011, 2010 and 2009.

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

Current economic conditions make forecasting difficult, and there is the possibility that our actual trading performance during the coming year may be materially different from expectations. We are sensitive to future freight rates and the proceeds from the sale of the two vessels, (see Note 24), which we believe will close as scheduled. We believe we will have sufficient cash balances to meet our commitments (including but not limited to newbuilding instalments, debt service obligations and charterhire commitments) for the next 12 months while complying with all the terms of our loan facilities. In reaching this conclusion we have assumed that the vessel sales described in note 24 proceed to completion. In the unlikely event that these transactions do not complete, we have alternatives such as selling the vessels to other parties.

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

Remaining contractual maturity on secured bank loan (Note 11)

The following table details our remaining contractual maturity for our secured bank loan. The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay. The table includes both interest and principal cash flows and takes into consideration the amount fixed via the interest rate swap discussed above.

.

As the interest cash flows are not fixed, the interest amount included has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

To be repaid as follows:

	As of December 31
	2011	2010
Less than 1 month	$-	$-
1-3 months	2,768,324	6,101,892
3 months to 1 year	8,376,320	17,591,716
1-5 years	126,826,820	147,705,129
5+ years	39,685,962	-
	$177,657,426	$171,398,738

The following table details our remaining contractual maturity for our interest rate swaps. The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay.

	As of December 31
	2011	2010
Less than 1 month	$-	$-
1-3 months	-	-
3 months to 1 year	238,281	-
1-5 years	468,727	-
5+ years	-	-
	$707,008	$-

24. Subsequent events

January 2012 restricted stock issuance

On January 31, 2012, we issued 281,000 shares of restricted stock to the employees for no cash consideration. The share price at the date of issue was $5.65 per share. The vesting schedule of the restricted stock is (i) one-third of the shares vest on January 31, 2013, (ii) one-third of the shares vest on January 31, 2014, and (iii) one-third of the shares vest on January 31, 2015. Compensation expense will be recognized ratably over the vesting periods for each tranche using the straight-line method.

On January 31, 2012, we issued 9,000 shares of restricted stock to our independent directors for no cash consideration. The share price at the date of issue was $5.65 per share. These shares vest on January 31, 2013.

Time chartered-in vessels

In February 2012, we agreed to charter-in a 2009 built MR product tanker (46,697 DWT), the Pacific Duchess. The vessel will be chartered-in for one year at $13,800 per day and was delivered on March 17, 2012. The agreement includes an option to extend the charter for an additional year at $14,800 per day.

In February 2012, we agreed to charter-in a 2007 built MR product tanker (49,999 DWT), the Targale. The vessel will be chartered in for two years at $14,500 per day and is expected to be delivered in May 2012. The agreement includes three consecutive options to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.

In March 2012, we agreed to charter-in a 2010 built MR product tanker (46,697 DWT), the Pacific Marchioness. The vessel will be chartered-in for one year at $13,900 per day and is expected to be delivered in April 2012. The agreement includes an option to extend the charter for an additional year at $14,900 per day.

In March 2012, we agreed to charter-in a 2007 built MR product tanker (46,161 DWT), the STX Ace6. The vessel will be chartered-in for two years at $14,150 per day and is expected to be delivered in May 2012. The agreement includes an option to extend the charter for an additional year at $15,150 per day.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

In March 2012, we agreed to charter-in a 2012 built MR product tanker (50,385 DWT), the Freja Lupus. The vessel will be chartered-in for two years at $14,760 per day and is expected to be delivered in April, 2012. The agreement includes an option to extend the charter for an additional year at $16,000 per day.

Vessel sales

In February 2012, we entered into agreements to sell three of our Handymax vessels: the STI Conqueror for $21.0 million, the STI Gladiator for $16.2 million, and the STI Matador for $16.2 million. The sale of the STI Conqueror closed on March 20, 2012 and the sales of the STI Gladiator and STI Matador are expected to close in April 2012. We have received deposits of 10% of the purchase price on the sales of the STI Gladiator and STI Matador as of the date of this report. In connection with these sales, the availability of the Company's 2010 Credit Facility will decrease by approximately $31.0 million.

As part of the sale of all three vessels, the Company will record a $4.0 million loss on disposal in the first quarter of 2012. Additionally, approximately $0.5 million of deferred financing fees attributable to the 2010 Revolving Credit Facility will be written off upon closing of the sale.

Newbuilding vessel

In February 2012, we signed a contract with Hyundai to construct a newbuilding vessel for $36.0 million, which is our seventh MR newbuilding product tanker with Hyundai. The seventh newbuilding is scheduled to be delivered in April 2013.

Our commitments under all newbuilding vessel agreements, including the seventh newbuilding are as follows:

Q1 2012	$22,302,750	*
Q2 2012	22,202,200
Q3 2012	113,845,675
Q4 2012	7,240,000
Q1 2013	21,840,000
Q2 2013	21,600,000
	$209,030,625

* This amount has been fully paid as of the date of this annual report.

SCORPIO TANKERS INC.