Form 20-F/A
period 2011-12-31
Scorpio Tankers Inc.
filed 2012-04-13
CIK 1483934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

As of December 31, 2011, there were [•] outstanding common shares with a par value $0.01 per share.

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
Accelerated filer  [X]
Non-accelerated filer [   ]

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

Yes  [   ] No  [ X ]

EXPLANATORY NOTE

This Amendment No. 1 amends our Annual Report on Form 20-F for the year ended December 31, 2011 ("Annual Report"), as filed with the U.S. Securities and Exchange Commission on March 23, 2012 (the "Annual Report") and is being filed solely to (i) correct a clerical error to Exhibit 15.1, Consent of Independent Registered Public Accounting Firm, which is replaced in its entirety with the attached Exhibit 15.1 and (ii) to include Exhibit 15.2 Consent of Drewry Shipping Consultants, Ltd.

Other than as expressly set forth above, this amendment does not, and does not purport to, amend, restate, or update the information contained in the Annual Report, or reflect any events that have occurred after the Annual Report was filed.  As a result, our Annual Report, as amended hereby, continues to speak as of the initial filing date of our Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scorpio Tankers Inc.
(Registrant)

Dated: April 13, 2012

/s/ Emanuele Lauro
Emanuele Lauro
Chief Executive Officer

ITEM 19.                      EXHIBITS

Exhibits

Number	Description

15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Drewry Shipping Consultants, Ltd.