Form 20-F
period 2012-12-31
Scorpio Tankers Inc.
filed 2013-03-29
CIK 1483934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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

Mr. Emanuele Lauro,
+377-9898-5716
9, Boulevard Charles III Monaco 98000
(Name, Telephone Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock, par value of $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.
NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2012, there were 63,827,846 outstanding common shares with a par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
Yes ☒ No ☐

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

Yes ☐ No ☒

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

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

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors described from time to time in the reports we file with the SEC. We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3.D of this annual report for a more complete discussion of these and other risks and uncertainties.

(i)

(ii)

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

          Unless the context otherwise requires, when used in this annual report, the terms “Scorpio Tankers,” the “Company,” “we,” “our” and “us” refer to Scorpio Tankers Inc. and its subsidiaries. “Scorpio Tankers Inc.” refers only to Scorpio Tankers Inc. and not its subsidiaries. Unless otherwise indicated, all references to “dollars,” “US dollars” and “$” in this annual report are to the lawful currency of the United States. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of tankers.

A.	Selected Financial Data

          The following tables set forth our selected consolidated financial data and other operating data as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008. The selected data is derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 and our consolidated balance sheets as of December 31, 2012 and 2011, together with the notes thereto, are presented herein. Our audited consolidated financial statements for the years ended December 31, 2009 and 2008 and our consolidated balance sheets as of December 31, 2010, 2009 and 2008, and the notes thereto, are not included herein.

          We began our operations in October 2009, when Liberty Holding Company Ltd., or Liberty, a wholly-owned subsidiary of Simon Financial Limited, or Simon, a company owned and controlled by the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member, transferred to us three vessel owning and operating subsidiary companies. Prior to October 1, 2009, our historical consolidated financial statements were prepared on a carve-out basis from the financial statements of Liberty. These carve-out financial statements include all assets, liabilities and results of operations of the three vessel-owning subsidiaries owned by us, formerly subsidiaries of Liberty, for the periods presented. For the periods presented, certain of the expenses incurred by these subsidiaries for commercial, technical and administrative management services were under management agreements with other entities owned and controlled by the Lolli-Ghetti family, which we refer to collectively as the Scorpio Group, consisting of: (i) Scorpio Ship Management S.A.M., or SSM; and Scorpio Commercial Management S.A.M., or SCM; which provide us and third parties with technical and commercial management services, respectively; (ii) Liberty, which provided us with administrative services until March 13, 2012 when the administrative services agreement was assigned to Scorpio Services Holding Limited, or SSH, a company owned by the Lolli-Ghetti family; and (iii) other affiliated entities. Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities have been disclosed in the notes to our historical consolidated financial statements for those relevant years which are not presented herein.

	For the year ended December 31,
In thousands of US dollars except per share and share data	2012	2011	2010	2009	2008
Consolidated income statement data
Revenue:
Vessel revenue	$115,381	$82,110	$38,798	$27,619	$39,274
Operating expenses:
Vessel operating costs	(30,353)	(31,370)	(18,440)	(8,562)	(8,623)
Voyage expenses	(21,744)	(6,881)	(2,542)	—	—
Charterhire	(43,701)	(22,750)	(276)	(3,073)	(6,722)
Impairment (1)	—	(66,611)	—	(4,512)	—
Depreciation	(14,818)	(18,460)	(10,179)	(6,835)	(6,984)
Loss from sale of vessels	(10,404)	—	—	—	—
General and administrative expenses	(11,536)	(11,637)	(6,200)	(417)	(600)
Total operating expenses	(132,556)	(157,708)	(37,637)	(23,399)	(22,930)
Operating (loss) / income	(17,175)	(75,599)	1,161	4,220	16,344
Other income and expense:
Financial expenses	(8,512)	(7,060)	(3,231)	(699)	(1,711)
Earnings from profit or loss sharing agreements	443	—	—	—	—
Realized loss on derivative financial instruments	—	—	(280)	(808)	(406)
Unrealized (loss) / gain on derivative financial instruments	(1,231)	—	—	956	(2,058)
Financial income	35	51	37	5	35
Other expense, net	(97)	(119)	(509)	(256)	(19)
Total other income and expense	(9,362)	(7,128)	(3,983)	(802)	(4,158)
Net (loss)/income	$(26,537)	$(82,727)	$(2,822)	$3,418	$12,186
(Loss)/earnings per common share (2):
Basic and diluted (loss)/earnings per share	$(0.64)	$(2.88)	$(0.18)	$0.61	$2.18
Basic and diluted weighted average shares outstanding	41,413,339	28,704,876	15,600,813	5,589,147	5,589,147

	As of December 31,
In thousands of US dollars	2012	2011	2010	2009	2008
Balance sheet data
Cash and cash equivalents	$87,165	$36,833	$68,187	$444	$3,608
Vessels and drydock	395,412	322,458	333,425	99,594	109,260
Vessels under construction	50,251	60,333	—	—	—
Total assets	573,280	448,230	412,268	104,423	117,112
Current and non-current bank loans	142,459	145,568	143,188	36,200	43,400
Shareholder payable(3)	—	—	—	—	22,028
Related party payable (3)	—	—	—	—	27,406
Shareholders’ equity	414,790	286,853	264,783	61,329	20,299

	For the year ended December 31,
In thousands of US dollars	2012	2011	2010	2009	2008
Cash flow data
Net cash inflow/(outflow)
Operating activities	$(1,928)	$(12,452)	$4,907	$9,306	$24,838
Investing activities	(90,155)	(122,573)	(245,595)	—	—
Financing activities	142,415	103,671	308,431	(12,469)	(22,384)

(1)

In the years ended December 31, 2011 and December 31, 2009, we recorded an impairment charge of $66.6 million for our 12 owned vessels and $4.5 million for two of our owned vessels, respectively. See Item 5. “Operating and Financial Review and Prospects.”

(2)

Basic earnings per share is calculated by dividing the net (loss)/income attributable to equity holders of the parent by the weighted average number of common shares outstanding assuming, for the period prior to October 1, 2009, when our historical consolidated financial statements were prepared on a carve-out basis, that the reorganization described above was effective during the period. Diluted earnings per share are calculated by adjusting the net (loss)/income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

(3)	On November 18, 2009, the shareholder payable and the related party payable balances, as of that date, were converted to equity as a capital contribution.

          The following table sets forth our other operating data. This data should be read in conjunction with Item 5. “Operating and Financial Review and Prospects.”

	For the year ended December 31,
	2012	2011	2010	2009	2008
Average Daily Results
Time charter equivalent (TCE) per day(1)	$12,960	$12,898	$16,213	$23,423	$29,889
Vessel operating costs per day(2)	7,605	7,581	8,166	$7,819	$7,875

Aframax/LR2
TCE per revenue day - pool	$10,201	$14,849	$12,460	$—	$—
TCE per revenue day - time charters	—	15,457	—	—	—
Vessel operating costs per day(2)	8,436	6,960	8,293	—	—

Panamax/LR1
TCE per revenue day - pool	$14,242	$12,876	$15,213	$21,425	$36,049
TCE per revenue day - spot	15,147	—	2,839	—	—
TCE per revenue day - time charters	—	23,962	22,729	$24,825	$24,992
Vessel operating costs per day(2)	7,714	7,891	8,189	7,819	7,875

MR
TCE per revenue day - pool	$11,811	$—	$—	$—	$—
TCE per revenue day - spot	12,541	12,092	—	—	—
Vessel operating costs per day(2)	6,770	6,748	—	—	—

Handymax
TCE per revenue day - pool	$13,166	$11,343	$9,965	$—	$—
TCE per revenue day - spot	11,201	—	8,077	—	—
Vessel operating costs per day(2)	7,594	7,619	8,107	—	—

Fleet data
Average number of owned vessels	10.81	11.29	6.19	3.00	3.00
Average number of time chartered-in vessels	9.18	4.95	0.06	0.33	0.59

Drydock
Expenditures for drydock (in thousands of US dollars)	$2,869	$2,624	$974	$1,681	$—

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

(2)

Vessel operating costs per day represent vessel operating costs, as such term is defined in the “Important financial and operational terms and concepts” section below, divided by the number of days the vessel is owned during the period.

(3) For a definition of items listed under “Fleet Data,” please see the section of this annual report entitled Item 5. “Operating and Financial Review and Prospects.”

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

          The tanker industry is both cyclical and volatile in terms of charter rates and profitability. A worsening of the current global economic conditions may adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters and the rates payable in respect of our vessels currently operating in tanker pools, or any renewal or replacement charters that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

          The factors that influence demand for tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	regional availability of refining capacity and inventories;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, and strikes;

•	the distance oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the number of vessels that are out of service;

•	environmental concerns and regulations; and

•	port or canal congestion.

We are dependent on spot-oriented pools and spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

          As of the date of this annual report, all of our vessels are employed in either the spot market or in spot market-oriented tanker pools, such as the Scorpio LR2 Pool, Scorpio Panamax Tanker Pool the Scorpio MR Pool, or the Scorpio Handymax Tanker Pool, which we refer to collectively as the Scorpio Group Pools, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Group Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

          Our ability to renew expiring charters or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new charters in direct continuation with existing charters, or if new charters are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing charter terms, our revenues and profitability could be adversely affected.

An over-supply of tanker capacity may lead to a reduction in charter rates, vessel values, and profitability.

          The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. According to Drewry Shipping Consultants Ltd., or Drewry, as of the end of January 2013, the newbuilding order book, which extends to 2016, equaled approximately 12.4% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity decreases or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.

Acts of piracy on ocean-going vessels could adversely affect our business.

          Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms and otherwise negatively impact our business.

          Global financial markets and economic conditions have been, and continue to be, volatile. In recent years, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

          Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. . We will need to secure additional debt or equity financing or both in addition to our 2013 Credit Facility (defined later) to fully fund the remaining balance of our obligations under our Newbuilding Program (defined later). Due to these factors, additional financing may not be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to expand or meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

If economic conditions throughout the world do not improve, it will impede our operations.

          Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the U.S. federal debt ceiling, mandatory reductions in federal spending, along with widespread skepticism about the implementation of any resulting agreements, continuing turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.

          The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Since 2008, lending by financial institutions worldwide remain at very low levels compared to the period preceding 2008.

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

          Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, European Union Regulation, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, and the International Ship and Port Facility Security Code. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws.

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

          The market values of tankers have generally experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other tanker companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. We believe that the current aggregate market value of our vessels will be in excess of loan to value amounts required under our credit facilities. Our 2010 Revolving Credit Facility (defined later) and 2011 Credit Facility (defined later) each require that the fair market value of the vessels pledged as collateral never be less than 150% of the aggregate principal amount outstanding. Our Newbuilding Credit Facility (defined later) requires 140% (120% if the vessel is subject to acceptable long term employment) of the aggregate principal amount outstanding plus a pro rata amount of any allocable swap exposure. Our STI Spirit Credit Facility (defined later) requires that the charter-free market value of the STI Spirit be no less than 140% of the then outstanding loan balance and we made prepayments of $0.8 million in June 2012, and $1.3 million in December 2012 in order to stay in compliance with this covenant which will be applied to our next four quarterly payments.

          In addition, each of our 2010 Revolving Credit Facility, 2011 Credit Facility and STI Spirit Credit Facility required us to maintain a ratio of EBITDA to interest expense of no less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 through the fourth quarter of 2012, at which time it increased to 1.50 to 1.00 for the first quarter of 2013, 1.75 to 1.00 for the second quarter of 2013, and 2.00 to 1.00 at all times thereafter. Our Newbuilding Credit Facility required us to maintain a ratio of EBITDA to interest expense of not less than 2.00 to 1.00 through the fourth quarter of 2012 and 2.50 to 1.00 at all times thereafter. Such ratio in all our credit facilities shall be calculated quarterly on a trailing four quarter basis. We expect to be subject to similar financial covenants under our 2013 Credit Facility.

          A decrease in vessel values or a failure to meet these ratios could cause us to breach certain covenants in our existing credit facilities and future financing agreements that we may enter into from time to time. If we breach such covenants and are unable to remedy the relevant breach or obtain a waiver, our lenders could accelerate our debt and foreclose on our owned vessels. Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. For the year ended December 31, 2011, we evaluated the recoverable amount of our vessels, and we recognized a total impairment loss of $66.6 million for all of our owned vessels. For the year ended December 31, 2012, we did not recognize an impairment loss, however we did record a $4.5 million total loss from disposal on the sales of the STI Conqueror, STI Gladiator and STI Matador and a $5.9 million total loss from disposal on the sales of the STI Diamond and STI Coral. See “—Risks related to our indebtedness” and Item 5.B. “Liquidity and Capital Resources - Long-Term Debt Obligations and Credit Arrangements” for a more comprehensive discussion of our current credit facilities and the related risks.

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

          Although no vessels owned or operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan, and Syria, in the future, our vessels may call on ports in these countries from time to time on charterers’ instructions. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or “CISADA”, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions of companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.

          In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in US dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.

          Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

RISKS RELATED TO OUR BUSINESS

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

          We have entered into contracts with Hyundai Mipo Dockyard Co. Ltd., or HMD, SPP Shipbuilding Co., Ltd., or SPP, Hyundai Samho Heavy Industries Co. Ltd., or HSHI and Daewoo Shipbuilding & Marine Engineering Co., Ltd., or DSME for the construction of 33 newbuilding vessels with expected delivery between April 2013 and December 2014. As of the date of this annual report, we have made total yard payments in the amount of $124.7 million and we have remaining yard installments in the amount of $1,101.5 million before we take possession of all of these vessels.

          The delivery of such vessels or vessels that we may acquire in the future could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of such vessels. In addition, the yards or a seller could fail to deliver vessels to us as agreed, or we could cancel a purchase contract because such yard or seller has not met its obligations.

          If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected.

          In addition, in the event HMD, SPP, HSHI and DSME do not perform under their contracts and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Obligations associated with being a public company require significant company resources and management attention.

          In April 2010, we became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal controls over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will need to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements.

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

          Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), both of which could lower our available cash. If any such events occur, our financial condition may be adversely affected.

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

          Under time charter-out agreements, the charterer is responsible for voyage costs and the owner is responsible for the vessel operating costs. The same applies to time-charter-in agreements. With the exception of certain vessels on short-term time charter-out agreements, we currently have no vessels on long-term time charter-out agreements (greater than one year) and 21 vessels on time-charter-in agreements. When our owned vessels are employed under one of the Scorpio Group Pools, the pool is responsible for voyage expenses and we are responsible for vessel costs. As of the date of this annual report, we have 12 of our owned vessels and 15 of our time-chartered-in vessels employed through the Scorpio Group Pools. When our vessels operate in the spot market, we are responsible for both voyage expenses and vessel operating costs. As of the date of this annual report, four of the vessels in our Operating Fleet (defined later) operate in the spot market. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Further, if our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash.

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

          We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the year ended December 31, 2011, charter rates in the oil and petroleum products charter market declined along with second hand vessel values. Due to these indicators of potential impairment, in the year ended December 31, 2011, we evaluated the recoverable amount of our vessels, and we recognized a total impairment loss of $66.6 million for all of our owned vessels. For the year ended December 31, 2012, we did not recognize an impairment loss, however, we cannot assure you that there will be not be further impairments in future years. Any additional impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common shares.

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

          Emanuele Lauro, our founder, Chairman and Chief Executive Officer, is a member of the Lolli-Ghetti family which owns and controls our commercial and technical managers. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of the date of this annual report, our commercial and technical managers provide commercial and technical management services to approximately 59 and 8 vessels respectively, other than the vessels in our fleet, that are owned or operated by entities affiliated with Mr. Lauro, and such entities may acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations.

Our Chief Executive Officer and President do not devote all of their time to our business, which may hinder our ability to operate successfully.

          Messrs. Lauro and Bugbee, our Chief Executive Officer and President, respectively, participate in business activities not associated with us. As a result, Messrs. Lauro and Bugbee may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of other companies which they may be affiliated, including other Scorpio Group companies. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

          We have entered into, and may enter in the future, various contracts, including, charter agreements and credit facilities. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

          Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands pursuant to the Marshall Islands Business Corporations Act on July 1, 2009. Our principal executive offices are located at 9, Boulevard Charles III, Monaco 98000 and our telephone number at that location is +377-9798-5716.We provide seaborne transportation of refined petroleum products and crude oil worldwide. We began our operations in October 2009 with three vessel owning and operating subsidiary companies. In April 2010, we completed our initial public offering of 12,500,000 shares of common stock at a public offering price of $13.00 per share and commenced trading on the New York Stock Exchange, or NYSE, under the symbol “STNG”. We have since expanded our fleet and as of the date of this annual report, our fleet consists of 14 wholly owned tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, seven MR tankers, and one post-Panamax tanker) with a weighted average age of approximately 4.4 years compared to a weighted average age of approximately 9.1 years for the global fleet (according to Drewry) and time charter-in and operate 21 tankers (six Handymax tankers, seven MR tankers, three LR1 tankers and five LR2 tankers, including four vessels we expect to be delivered to us by April 2013), which we refer to collectively as our Operating Fleet. Additionally, we currently have contracts for the construction of 33 newbuilding vessels (19 MR tankers, six Handymax ice class 1-A tankers and eight LR2 tankers), of which, one is expected to be delivered to us in April 2013 and the remaining 32 within 2014.

Fleet development

Newbuilding vessels

          Since June 2011, we have entered into contracts for the construction of 40 fuel efficient newbuilding product tankers with shipyards, including HMD, HSHI, SPP and DSME, which we refer to as our Newbuilding Program. As of the date of this annual report, seven of the vessels in our Newbuilding Program have been delivered to us. We currently have contracts for the construction of 33 vessels, consisting of 11 MR tankers with HMD for an aggregate purchase price of $368.6 million, eight MR product tankers with SPP for an aggregate purchase price of $267.0 million, six Handymax ice class-1A tankers with HMD for an aggregate purchase price of $187.5 million, six LR2 product tankers with HSHI for an aggregate purchase price of $303.0 million and two LR2 product tankers with DSME for an aggregate purchase price of $100.0 million. One vessel in our Newbuilding Program is expected to be delivered to us by April 2013 and the remaining 32 within 2014. We also have fixed-price options to construct additional newbuilding product tankers at these yards.

          As of March 28, 2013, we have paid $124.7 million of installment payments related to these newbuilding product tankers, and are committed to make additional installment payments of $1,101.5 million. We will need to secure additional debt or equity financing or both in addition to our 2013 Credit Facility to fully fund the remaining balance of our obligations under our newbuilding program.

Owned vessels

          We currently have 14 wholly-owned vessels and contracts for the construction of 33 additional vessels.

          We sold three Handymax vessels in 2012, STI Conqueror for $21.0 million in March 2012, STI Matador for $16.2 million in April 2012, and STI Gladiator for $16.2 million in May 2012 and recorded a $4.5 million loss from disposal in connection with the sales of these vessels. We also completed the sales of two MR product tankers, STI Diamond and STI Coral in August 2012 and September 2012, respectively, for $25.25 million each and recorded a $5.9 million loss from disposal in connection with the sales of these vessels.

          In 2012, we took delivery of the first five vessels in our Newbuilding Program, STI Amber, STI Topaz STI Ruby, STI Garnet and STI Onyx, and in January 2013 and March 2013, we took delivery of the sixth and seventh vessels in our Newbuilding Program, STI Sapphire and STI Emerald, respectively.

Time chartered-in vessels

          During 2012, we time chartered-in 21 vessels (six Handymax tankers, eight MR tankers, three LR1 tankers and four LR2 tankers), compared to 11 vessels in 2011. We currently have 21 vessels on time charter-in agreements as of the date of this annual report (six Handymax tankers, seven MR tankers, three LR1 tankers and five LR2 tankers, including four vessels we expect to be delivered to us by April 2013).

          Please see our fleet list under Item 4.B. “Business Overview” for further information regarding our time chartered-in vessels.

Recent Developments

          In January 2013, we reached an agreement with HMD for the construction of two additional MR product tankers for approximately $32.5 million each. These vessels will be delivered in May and June 2014.

          In January 2013, we took delivery of the sixth vessel under our newbuilding program, STI Sapphire. Upon delivery, the vessel began a time charter for up to 80 days at $20,750 per day. The vessel was partially financed under our 2011 Credit Facility.

          In February 2013, we closed on the sale 30,672,000 shares of common stock in a registered direct placement of common shares at an offering price of $7.50 per share. We received net proceeds of $222.1 million, after deducting placement agents’ discounts and offering expenses.

          In February 2013, we reached an agreement with SPP for the construction of four MR product tankers for approximately $32.5 million each, two of which are the exercise of options from a previous contract. The vessels are expected to be delivered in the third and fourth quarters of 2014, respectively.

          In February 2013, we exercised options with HMD for the construction of four MR product tankers for $33.0 million each and six Handymax ice class-1A tankers for approximately $31.3 million each. Two of the MR product tankers are expected to be delivered in the second quarter of 2014, with the third and fourth MR product tankers expected to be delivered in the third and fourth quarter of 2014, respectively. The six Handymax vessels are expected to be delivered in the third quarter of 2014.

          In February 2013, we signed a commitment letter for a $267.0 million credit facility, or the 2013 Credit Facility, with Nordea Bank Finland plc, acting through its New York branch, ABN AMRO Bank N.V, and Skandinaviska Enskilda Banken AB.

          In March 2013, we closed on the sale of 29,012,000 shares of common stock in a registered direct placement of common shares at an offering price of $8.10 per share. We received net proceeds of $226.7 million, after deducting placement agents’ discounts and offering expenses.

          In March 2013, we reached an agreement with HSHI for the construction of six 114,000 dwt LR2 product tankers for approximately $50.5 million each. These vessels are expected to be delivered to us within 2014.

          In March 2013, we reached an agreement with DSME for the construction of two 114,000 dwt LR2 product tankers for approximately $50.0 million each. These vessels are expected to be delivered to us within 2014.

          In March 2013, we took delivery of the seventh vessel under our newbuilding program, STI Emerald. Upon delivery, the vessel began a time charter for up to 80 days at $19,500 per day. The vessel was partially financed under our 2011 Credit Facility.

          In March 2013, we agreed to time charter-in two LR2 product tankers (one 115,756 dwt, 2011 built, and one 115,592 dwt, 2010 built) each for one year at $16,125 per day with expected deliveries by the middle of April 2013. We also agreed to time charter-in a Handymax product tanker, ice-class 1B, (37,217 dwt, 2004 built) for one year at approximately $12,700 per day. We have an option to extend the charter for an additional year at $14,000 per day. This vessel is expected to be delivered by the middle of April 2013.

B.	Business Overview

          We provide seaborne transportation of refined petroleum products and crude oil worldwide. We began our operations in October 2009 with three vessel-owning and operating subsidiary companies. In April 2010, we completed our initial public offering of 12,500,000 shares of common stock at a public offering price of $13.00 per share and commenced trading on the NYSE under the symbol “STNG.” We have since expanded our fleet, and as of the date of this annual report, our fleet consists of 14 wholly owned tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, seven MR tankers, and one post-Panamax tanker) with a weighted average age of approximately 4.4 years and 21 time chartered-in tankers (five LR2 tankers, three LR1 tankers, seven MR tankers and six Handymax tankers), which we refer to collectively as our Operating Fleet. Additionally, we currently have contracts for 33 newbuilding vessels (six Handymax ice class 1-A tankers, 19 MR tankers and eight LR2 tankers), of which one MR is expected to be delivered by April 2013 and the remaining 32 within 2014.

          The following table sets forth certain information regarding our fleet as of the date of this annual report:

	Vessel Name	Year Built	DWT	Ice Class	Employment	Vessel type
	Owned vessels

1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax

2	STI Amber	2012	52,000	—	SMRP(4)	MR

3	STI Topaz	2012	52,000	—	SMRP(4)	MR

4	STI Ruby	2012	52,000	—	SMRP(4)	MR

5	STI Garnet	2012	52,000	—	SMRP(4)	MR

6	STI Onyx	2012	52,000	—	SMRP(4)	MR

7	STI Sapphire	2013	52,000	—	Spot	MR

8	STI Emerald	2013	52,000	—	Spot	MR

9	Noemi	2004	72,515	—	SPTP (2)	LR1

10	Senatore	2004	72,514	—	SPTP (2)	LR1

11	STI Harmony	2007	73,919	1A	SPTP (2)	LR1

12	STI Heritage	2008	73,919	1A	SPTP (2)	LR1

13	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax

14	STI Spirit	2008	113,100	—	SLR2P (3)	LR2

	Total owned DWT		888,520

							Time Charter Info
	Time Chartered-In vessels						Daily
	Vessel Name	Year Built	DWT	Ice Class	Employment	Vessel type	Base Rate	Expiry (5)
15	Freja Polaris	2004	37,217	1B	SHTP (1)	Handymax	$12,700	10-Apr-14	(6)

16	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$12,070	18-Jul-13	(7)

17	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$12,000	14-Jun-13	(8)

18	Histria Azure	2007	40,394	—	SHTP (1)	Handymax	$12,000	04-Apr-14	(9)

19	Histria Coral	2006	40,426	—	SHTP (1)	Handymax	$13,000	17-Jul-13	(10)

20	Histria Perla	2005	40,471	—	SHTP (1)	Handymax	$13,000	15-Jul-13	(10)

21	STX Ace 6	2007	46,161	—	SMRP(4)	MR	$14,150	17-May-14	(11)

22	Targale	2007	49,999	—	SMRP(4)	MR	$14,500	17-May-14	(12)

23	Ugale	2007	49,999	1B	SMRP(4)	MR	$14,000	15-Jan-14	(13)

24	Nave Orion	2013	49,999	—	Spot	MR	$14,300	25-Mar-15	(14)

25	Freja Lupus	2012	50,385	—	SMRP(4)	MR	$14,760	26-Apr-14	(15)

26	Gan-Trust	2013	51,561	—	SMRP(4)	MR	$16,250	06-Jan-16	(16)

27	Usma	2007	52,684	1B	SMRP(4)	MR	$13,500	03-Jan-14	(17)

28	SN Federica	2003	72,344	—	Spot	LR1	$11,250	28-Feb-15	(18)

29	Hellespont Promise	2007	73,669	—	SPTP (2)	LR1	$12,500	16-Dec-13	(19)

30	FPMC P Eagle	2009	73,800	—	SPTP (2)	LR1	$12,800	09-Sep-13	(20)

31	FPMC P Hero	2011	99,995	—	SLR2P (3)	LR2	$14,750	19-Oct-13	(21)

32	FPMC P Ideal	2012	99,993	—	SLR2P (3)	LR2	$14,750	09-Jul-13	(21)

33	Fair Seas	2008	115,406	—	SLR2P (3)	LR2	$16,000	27-Jul-13	(22)

34	Pink Stars	2010	115,592	—	SLR2P (3)	LR2	$16,125	01-Apr-14	(23)

35	Orange Stars	2011	115,756	—	SLR2P (3)	LR2	$16,125	01-Apr-14	(23)

	Total time chartered-in DWT		1,350,375

	Newbuildings currently under construction
	Vessel Name	DWT	Ice Class	Vessel type
36	Hull 2451	38,000	1A	Handymax	(24)
37	Hull 2452	38,000	1A	Handymax	(24)
38	Hull 2453	38,000	1A	Handymax	(24)
39	Hull 2454	38,000	1A	Handymax	(24)
40	Hull 2462	38,000	1A	Handymax	(24)
41	Hull 2463	38,000	1A	Handymax	(24)
42	Hull 2369	52,000		MR	(24)
43	Hull 2389	52,000		MR	(24)
44	Hull 2390	52,000		MR	(24)
45	Hull 2391	52,000		MR	(24)
46	Hull 2392	52,000		MR	(24)
47	Hull 2449	52,000		MR	(24)
48	Hull 2450	52,000		MR	(24)
49	Hull 2458	52,000		MR	(24)
50	Hull 2459	52,000		MR	(24)
51	Hull 2460	52,000		MR	(24)
52	Hull 2461	52,000		MR	(24)
53	Hull S1138	52,000		MR	(25)
54	Hull S1139	52,000		MR	(25)
55	Hull S1140	52,000		MR	(25)
56	Hull S1141	52,000		MR	(25)
57	Hull S1142	52,000		MR	(25)
58	Hull S1143	52,000		MR	(25)
59	Hull S1144	52,000		MR	(25)
60	Hull S1145	52,000		MR	(25)
61	Hull S703	114,000		LR2	(26)
62	Hull S704	114,000		LR2	(26)
63	Hull S705	114,000		LR2	(26)
64	Hull S706	114,000		LR2	(26)
65	Hull S709	114,000		LR2	(26)
66	Hull S710	114,000		LR2	(26)
67	LR2 #1	114,000		LR2	(27)
68	LR2 #2	114,000		LR2	(27)

	Total newbuilding DWT	2,128,000

	Total DWT	4,366,895

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.

(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.

(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.

(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.

(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.

(6)	We have an option to extend the charter for an additional year at $14,000 per day. This vessel is expected to be delivered in April 2013.

(7)	We have an option to extend the charter for an additional year at $13,070 per day.

(8)

We have an option to extend the charter for an additional year at $13,000 per day. The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel’s profits and losses above or below the daily base rate with the vessel’s owner.

(9)	In April 2013, the daily base rate will increase to $12,600 per day for one year thereafter. We have an option to extend the term of the charter for an additional year at $13,550 per day.

(10)

Represents the average rate for the two year duration of the agreement. The rate for the first year is $12,750 per day and the rate for the second year is $13,250 per day. We have an option to extend the charter for an additional year at $14,500 per day.

(11)	We have an option to extend the charter for an additional year at $15,150 per day.

(12)	We have options to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.

(13)	We have an option to extend the charter for an additional year at $15,000 per day.

(14)	We have an option to extend the charter for an additional year at $15,700 per day.

(15)	We have an option to extend the charter for an additional year at $16,000 per day.

(16)

The daily base rate represents the average rate for the three year duration of the agreement. The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

(17)	We have an option to extend the charter for an additional year at $14,500 per day.

(18)

We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the owner whereby we split all of the vessel’s profits above the daily base rate.

(19)	We have an option to extend the charter for an additional six months at $14,250 per day.

(20)

We have options to extend the charter for up to two consecutive one year periods at $13,400 per day and $14,400 per day, respectively. We have also entered into an agreement with a third party whereby we split all of the vessel’s profits and losses above or below the daily base rate.

(21)

We have options to extend the charters for three consecutive six month periods at $15,000 per day, $15,250 per day, and $15,500 per day respectively. FPMC P Hero is expected to be delivered in April 2013 and FPMC P Ideal was delivered in January 2013.

(22)	We have options to extend the charter for three consecutive six month periods at $16,250 per day, $16,500 per day, and $16,750 per day respectively.

(23)	These vessels are expected to be delivered in April 2013.

(24)

These Newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co., Ltd. of South Korea). One vessel is expected to be delivered in April 2013, and the remaining 16 vessels are expected to be delivered by the end of 2014.

(25)

These Newbuilding vessels are being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea). These eight vessels are expected to be delivered during the second, third and fourth quarters of 2014.

(26)	These Newbuilding vessels are being constructed at HSHI (Hyundai Samho Heavy Industries Co., Ltd.). These six vessels are expected to be delivered in the third and fourth quarters of 2014.

(27)	These Newbuilding vessels are being constructed at DSME (Daewoo Shipbuilding and Marine Engineering Co., Ltd.). These two vessels are expected to be delivered in the fourth quarter of 2014.

Chartering strategy

          Generally, we operate our vessels in commercial pools on time charters or in the spot market.

          Commercial Pools

          To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. As of the date of this annual report, 27 of the vessels in our Operating Fleet operate in one of the Scorpio Group Pools. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.

          Time Charters

          Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. In the future, we may opportunistically look to enter our vessels into time charter contracts. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit if the spot market increases. As of the date of this annual report, none of the vessels in our Operating Fleet operate under long-term time charters (greater than one year).

          Spot Market

          A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but may enable us to capture increased profit margins during periods of improvements in tanker rates. As of the date of this annual report, four of the vessels in our Operating Fleet, STI Sapphire, STI Emerald, Nave Orion, and SN Federica, operate in the spot market.

Management of our fleet

          Commercial and Technical Management

          Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to a Master Agreement (which may be terminated upon a two year notice). SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.

          SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Group Pools. For commercial management of our vessels that do not operate in any of the Scorpio Group Pools, we pay SCM a fee of $250 per vessel per day for each Panamax, LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessels, plus 1.25% commission on gross revenues per charter fixture. Effective January 1, 2013, all participants in the Scorpio Group Pools collectively pay SCM a pool management fee of $250 per vessel per day with respect to our LR2 vessels, $300 per vessel per day with respect to each of our Panamax vessels and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. These are the same fees that SCM charges other vessels in these pools, including third party owned vessels.

          SSM’s services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We currently pay SSM $548 per vessel per day to provide technical management services for each of our vessels. This fee is lower than that charged to third parties by SSM.

          Administrative Services Agreement

          We have an Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, or our Administrator, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party of ours. Liberty, a company affiliated with us, acted as our Administrator until March 13, 2012 when the Administrative Services Agreement was novated to SSH. The effective date of the novation was November 9, 2009, the date that we first entered into the agreement with Liberty. We reimburse our current Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. Our Administrator also arranges vessel sales and purchases for us. The services provided to us by our Administrator may be sub-contracted to other entities within the Scorpio Group.

          We pay our Administrator a fee for arranging vessel purchases and sales for us, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. For the years ended December 31, 2012 and 2011, we paid our Administrator $2.4 million and $0.7 million in fees, respectively, relating to vessel acquisitions and sales. We believe this 1% fee on purchases and sales is customary in the tanker industry.

          Further, pursuant to our administrative services agreement, our Administrator, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

          Our administrative services agreement, whose effective commencement began in December 2009, was automatically renewed on December 31, 2012 for an additional term of two years.

The International Oil Tanker Shipping Industry

          All the information and data presented in this section, including the analysis of the oil tanker shipping industry, has been provided by Drewry Shipping Consultants Ltd., or Drewry. The statistical and graphical information contained herein is drawn from Drewry’s database and other sources. According to Drewry: (i) certain information in Drewry’s database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; and (iii) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Oil Tanker Demand

          Demand for crude oil and refined petroleum products is affected by a number of factors including general economic conditions (such as increases and decreases in industrial production), oil prices, environmental concerns, weather conditions, and competition from alternative energy sources.

          The world economy grew continuously from 2000 to 2008, but growth came to a halt in 2009 when the world went into a global economic recession. Since 2009, the world economy has returned to a state of growth, with a 3.1% increase in global GDP in 2012, generated largely by China and India.

          World oil consumption has followed a similar pattern. From 2000 to 2007, world oil consumption grew considerably, but receded in 2008 and 2009 due to global economic downturn. World oil consumption has since recovered, with consumption rising to 89.7 million bpd in 2012. Since 2000, world oil consumption has grown at a compound annual growth rate, or CAGR, of approximately 1.4%.

World Oil Consumption: 1990 – 2012(1)
(Million Barrels Per Day)

(1) Provisional
Source: Drewry Maritime Research

          Oil consumption is either static or declining in most of the developed world, but is increasing in most of the developing world. In recent years, Asia, particularly China, has been the main generator of additional demand for oil.

Traditional sources, such as oil from the Middle East, have largely fulfilled this demand. From 2000 to 2012, Chinese oil consumption grew by a CAGR of 5.9%, reaching 9.54 million barrels per day. Notably, oil consumption on a per capita basis is still low in countries such as China and India as compared to the United States and Western Europe.

          Seasonal trends also affect world oil consumption and, consequently, oil tanker demand. While trends in consumption do vary with season, peaks in tanker demand frequently precede seasonal consumption peaks due to anticipated consumer demand by refiners and suppliers. Seasonal peaks in oil demand can be broadly classified into two categories: increased demand prior to winter in the Northern Hemisphere, during which heating oil consumption increases, and increased demand for gasoline prior to the summer driving season in the United States.

          Production trends have generally followed oil consumption patterns, though changes in oil inventories also play a part in determining production levels.

          Production and exports from the Middle East, particularly countries that are members of the Organization of the Petroleum Exporting Countries, or OPEC, have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates, due to the relatively long distances between the Middle East and typical destination ports. Oil exports from short-haul regions, such as Latin America and the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyage length as compared to oil exports from the Middle East. Therefore, production in short-haul regions has historically increased the demand for vessels in the Handy, Panamax and Aframax market segments, but has had less of an impact on the demand for larger vessels.

Oil Refinery Capacity

          Oil refineries also vary greatly in the quantity, variety and specification of products that they produce, and it is common for tankers to take products into and out of the same refinery. This global multi-directional trade pattern enables owners and operators of product tankers to engage in charters of triangulation, thereby maximizing revenue.

          Changes in refinery throughput are somewhat driven by changes in the location of refinery capacity. Capacity increases are taking place mostly in the developing world, especially in Asia, and this is leading to changes in voyage patterns and longer voyages.

          In response to growing domestic demand, Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, ahead of the Middle East and other emerging economies. By contrast, refinery throughput in North America has actually declined in the last decade.

          The shift in global refinery capacity from the developed to the developing world is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East, with relatively little capacity additions planned for North America and Europe.

World Oil Trades

          World oil trades are naturally the result of geographical imbalances between areas of oil consumption and production, although in some sectors, such as refined petroleum products, arbitrage can have an impact on trade flows.

          The volume of crude oil moved by sea each year also reflects underlying changes in world oil consumption and production. Seaborne trade in crude oil in 2012 is provisionally estimated at 2.1 billion tons, while refined petroleum products movement is provisionally estimated at 910 million tons.

          Demand for oil tankers is primarily determined by the volume of crude oil and refined petroleum products transported and the distances over which they are transported. Tanker demand is generally expressed in ton miles, which are calculated as the number of metric tons of oil carried multiplied by the miles over which the oil is carried.

          The transportation of crude oil is typically unidirectional as most oil is transported from a few areas of production to many regions of consumption, where it is refined into petroleum products. Conversely, the transportation of refined petroleum products and associated cargoes is multidirectional as there are several areas of both production and consumption.

          In terms of ton miles, geographical changes in the pattern of trade have had a positive impact on tanker demand despite only modest growth in the volume of oil moved by sea since 2000. From 2000 to 2012, ton mile demand in the tanker sector grew at a CAGR of 2.6%, whereas the overall increase in trade over the same period was equivalent to a CAGR of 2.2%.

          As a result of changes in patterns of trade, the average loaded voyage haul length of refined product trades has risen from a recent market low of 2,283 miles in 2000 to 2,800 miles in 2012, equivalent to a CAGR of 1.7%.

Oil Tanker Supply

          The world oil tanker fleet is generally divided into five major types of vessel classifications based on vessel carrying capacity. Additionally, the tanker fleet is divided between crude tankers that carry dirty products, such as crude oil or residual fuel oil, and product tankers that carry clean products, such as refined petroleum products, including gasoline, jet fuel, kerosene, naphtha and gas oil.

          While product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes because a vessel’s tank must be cleaned prior to loading a different cargo type. Product tankers do not form a distinct vessel classification, but are identified on the basis of various factors, including technical and trading histories.

          A number of tankers also have the capability to carry chemicals as well as refined petroleum products. These ships are sometimes referred to as product/chemical tankers and may switch between the carriage of chemicals or refined petroleum products depending on market conditions and employment opportunities.

          The supply of tankers is measured in deadweight tons, or dwt. The supply of tanker capacity is determined by the age and size of the existing global fleet, the number of vessels on order and the number of ships removed from the fleet by scrapping and international regulations. Other factors which can affect the short-term supply of tankers include the number of combined carriers (which are vessels capable of trading wet and dry cargoes) trading in the oil market and the number of tankers in storage, dry-docked, awaiting repairs or otherwise out of commission.

          There are eight main fleet categories within the oil tanker fleet: Small, Handy, Handymax (which include MR product tankers), Panamax (which include LR1 product tankers), Aframax (which include LR2 product tankers), Suezmax, Very Large Crude Carrier, or VLCC, and Ultra Large Crude Carrier, or ULCC.

          The oil tanker fleet at the end of January 2013 consisted of 3,166 vessels with a combined capacity of 413.4 million dwt.

Oil Tanker Fleet – January 31, 2013

Sector	Deadweight Tons (dwt)	Number of Vessels	% of Fleet	Capacity (million dwt)	% of Fleet

Small	10-29,999	228	7.2	4.1	1.0
Handy	30-41,999	152	4.8	5.6	1.4
Handymax	42-54,999	407	12.9	19.2	4.6
Panamax	55-79,999	397	12.5	28.5	6.9
Aframax	80-119,999	902	28.5	96.6	23.4
Suezmax	120-199,999	470	14.8	72.7	17.6
VLCC	200-320,000	574	18.1	174.9	42.3
ULCC	320,000+	36	1.1	11.8	2.9
		3,166	100.0	413.4	100.0

Source: Drewry Maritime Research

          Between the end of 2000 and January 2013 the size of the total tanker fleet grew by 54%, with increases in fleet size taking place across all sectors.

The Product Tanker Fleet

          The product tanker fleet as of January 31, 2013 comprises 1,239 ships of 70.9 million dwt.

World Product(1) Tanker Fleet January 31, 2013

Sector	Deadweight Tons (dwt)	Number of Vessels	% of Fleet	Capacity (million dwt )	% of Fleet
Small	10-29,999	209	16.9	3.7	5.2
Handy (MR1)	30-41,999	135	10.9	5	7.1
Handymax (MR2)	42-54,999	403	32.5	18.9	26.7
Panamax (LR1)	55-79,999	293	23.6	21.3	30.0
Aframax (LR2)	80,000+	199	16.1	22	31.0
		1,239	100.0	70.9	100.0

(1) Excludes chemical tankers

Source: Drewry Maritime Research

          The supply of the smallest product tanker category fleet (tankers with 10,000-29,999 dwt) has declined in favor of larger ships that are more suited to long-haul routes.

World Product Tanker Fleet: Age Profile, January 31, 2013

Left Hand Scale = Million Dwt; Right Hand Scale = No of Ships

Source: Drewry Maritime Research

Oil Tanker Orderbook

          As of January 31, 2013, the oil tanker orderbook amounted to 362 tankers of 51.3 million dwt, equivalent to 12.4% of the current fleet. At its peak in 2008, the orderbook to existing fleet ratio was just over 40%. The decrease to its current level is due to deliveries from the orderbook outpacing new orders being placed. The current total tanker orderbook, including crude tankers and product tankers, and the schedule of deliveries are shown below.

The Total Tanker Fleet & Orderbook: January 31, 2013

Size	Existing Fleet		2013		2014		2015		2016+		Total		% Existing Fleet
	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No	Dwt

10-29,999	228	4.1	7	0.1	0	0.0	0	0.0	0	0.0	7	0.1	3.1%	2.4%
30-41,999	152	5.6	7	0.2	2	0.1	0	0.0	0	0.0	9	0.3	5.9%	5.4%
42-54,999	407	19.2	58	2.9	28	1.4	8	0.4	5	0.2	99	4.9	24.3%	25.5%
55-79,999	397	28.5	18	1.3	6	0.4	0	0.0	4	0.3	28	2.0	7.1%	7.0%
80-119,999	902	96.6	29	3.2	21	2.3	7	0.8	0	0.0	57	6.3	6.3%	6.5%
120-199,999	470	72.7	67	10.4	10	1.5	6	1.0	1	0.2	84	13.1	17.9%	18.0%
200,000-319,999	574	174.9	23	7.2	13	4.0	2	0.6	0	0.0	38	11.8	6.6%	6.7%
320,000+	36	11.8	33	10.6	7	2.2	0	0.0	0	0.0	40	12.8	111.1%	108.5%
Total	3,166	413.4	242	35.9	87	11.9	23	2.8	10	0.7	362	51.3	11.4%	12.4%

Source: Drewry Maritime Research

Product Tanker Orderbook

          As of January 31, 2013, the product tanker orderbook amounted to 145 ships of 8.3 million dwt, equivalent to 11.7% of the current fleet.

World Product Tanker Orderbook, January 31, 2013

	Scheduled Deliveries
Size (’000 dwt)	Existing Fleet*		2013		2014		2015		2016+		Total Orderbook		% of Fleet
	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No	Dwt
10-29,999	209	3.7	6	0.1	0	0.0	0	0.0	0	0.0	6	0.1	2.9	2.7
30-41,999	135	5.0	6	0.2	2	0.1	0	0.0	0	0.0	8	0.3	5.9	6.0
42-54,999	403	18.9	54	2.7	28	1.4	8	0.4	5	0.2	95	4.7	23.6	24.9
55-79,999	293	21.3	13	0.9	5	0.4	0	0.0	4	0.3	22	1.6	7.5	7.5
80,000+	199	22.0	8	0.9	6	0.7	0	0.0	0	0.0	14	1.6	7.0	7.3
Total	1,239	70.9	87	4.8	41	2.6	8	0.4	9	0.5	145	8.3	11.7	11.7

Source: Drewry Maritime Research

The Product Tanker Freight Market

          Tanker charter hire rates and vessel values for all tankers are influenced by supply and demand for tanker capacity. However, the product tanker segment is generally less volatile than other crude market segments because these vessels mainly transport refined petroleum products that are not subject to the same degree of volatility as the crude oil market. Time charter rates are also less volatile than spot rates because chartered vessels are fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility. Recent trends in rates in the time charter equivalent of spot rates and time charter rates are shown in the tables below.

         Tanker charter hire rates and vessel values for all tankers are strongly influenced by supply and demand for tanker capacity. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handy market compared to the tanker market as a whole.

          From 2005 to 2008, time charter rates for all sizes of oil tankers rose steeply, reflecting additional demand for tanker capacity generated by increased demand for oil and seaborne movements. This led to a much tighter balance between vessel demand and supply, and freight rates consequently rose. However, as the world economy weakened in the second half of 2008, demand for oil also fell, negatively impacting tanker demand and freight rates. Rates resultantly declined in 2009, recovered briefly in 2010, but remained weak for all of 2011 and 2012, especially for larger sized oil tankers.

Oil Tanker One Year Time Charter Rates: 2000-2013
(US$/Day Period Averages)

Size Range	30,000 Dwt	40-45,000 Dwt	60,000 Dwt	95-105,000 Dwt	150,000 Dwt	280,000 Dwt
Age	5 Yr	5 Yr	10 Yr	5 Yr	5 Yr	5 Yr
2000	12,454	13,958	14,854	18,854	27,042	35,250
2001	15,583	17,563	19,708	23,125	30,500	37,958
2002	11,417	13,288	15,292	16,896	17,750	23,458
2003	13,267	14,846	14,163	19,146	26,104	33,604
2004	15,629	19,029	18,813	29,500	37,875	53,875
2005	18,854	25,271	21,833	34,771	42,292	60,125
2006	21,417	26,792	23,225	35,150	42,667	55,992
2007	22,200	25,250	22,292	33,413	43,042	53,333
2008	21,438	23,092	19,704	34,708	46,917	74,663
2009	13,675	14,850	13,675	19,663	27,825	38,533
2010	11,038	12,388	11,738	18,571	25,967	36,083
2011	12,300	13,633	10,275	15,208	19,700	24,642
2012	12,013	13,325	9,808	13,588	17,504	20,996
Jan 2013	12,500	13,750	10,750	13,500	16,750	21,500

Source: Drewry Maritime Research

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

          The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur. By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

          Sulfur content standards are even stricter within certain Emission Control Areas ( or ECAs). As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. On August 1, 2012, certain coastal areas of North America were designated ECAs as will, the United States Caribbean Sea, effective January 1, 2014. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

          As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships. It makes the Energy Efficiency Design Index (EEDI) apply to all new ships, and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.

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

          Safety Management System Requirements

          The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. The Convention on Limitation for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

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

          Pollution Control and Liability Requirements

          IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

          OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws.

          The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

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

          The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. The EPA has proposed a draft 2013 VGP to replace the current VGP upon its expiration on December 19, 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP is expected to contain numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

          U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters. In 2009, the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships into U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004.

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

Greenhouse Gas Regulation

          Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships which were adopted by MEPC in July 2011, entered into force. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

          The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world’s tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 is expected to come into force on August 20, 2013. MLC 2006 will require us to develop new procedures to ensure full compliance with its requirements.

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

          The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided that such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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

          Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies (IACS). The IACS issued draft harmonized Common Structure Rules that align with IMO goal standards, for industry review in 2012 and it expects them to be adopted in Winter 2013. All our vessels are certified as being “in-class” by American Bureau of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

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

C.	Organizational Structure

          Please see Exhibit 8.1 to this annual report for a list of our current subsidiaries.

D.	Property, Plant and Equipment

          For a description of our fleet, see Item 4.A. – “History and Development of the Company” and Item 4.B. “Business Overview – Our Fleet.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

          None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

          The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in Item 18. “Financial Statements.” You should also carefully read the following discussion with the sections of this annual report entitled “Risk Factors,” “The International Tanker Industry,” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements are presented in US dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to US dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.

          We anticipate additional opportunities to expand our fleet through acquisitions of tankers, and we believe that recent downward pressure on tanker values will present attractive investment opportunities to ship operators that have the necessary capital resources. We may purchase secondhand vessels that meet our specifications or newbuilding vessels, either directly from shipyards or from the current owners with shipyard contracts. The timing of these acquisitions will depend on our ability to identify suitable vessels on attractive purchase terms. Since our initial public offering in April 2010, we have expanded our fleet from three tankers to 14 wholly-owned tankers and 21 time chartered-in tankers, and we have contracts for the construction of 33 additional newbuilding vessels.

          We generate revenues by charging customers for the transportation of their refined oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

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

•

For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned vessels and the charterhire expense for vessels that we time charter-in.

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

(4)

“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.

          As of the date of this annual report, all of our owned and time chartered-in vessels were operating in the Scorpio Group Pools except STI Sapphire, Gan-Trust and SN Federica, which were operating in the spot market.

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

          Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses.

          Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate time charter equivalent revenues.

          Vessel operating costs. For our owned vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crews, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.

          Additionally, these costs include technical management fees that we paid to SSM, which is controlled by the Lolli-Ghetti family. Pursuant to our Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.

          Charterhire. Charterhire is the amount we pay the owner for time chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs.

          Drydocking. We periodically drydock each of our owned vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

          Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our owned vessels (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

          Time charter equivalent (TCE) revenue or rates. We report time charter equivalent, or TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in US dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Profit or Loss.

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

          Average number of vessels. Historical average number of owned vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.

          Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. We pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.

          Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.

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

          Our general and administrative expenses were affected by the fees we pay SCM and SSH for commercial management and administrative services respectively, and costs incurred from being a public company. SCM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer is a member, provide commercial and administrative management services to us, respectively. We pay fees under our Master Agreement with SCM, which are identical to what SCM charges to its pool participants, including third-party owned vessels. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry. In addition, we continue to incur general and administrative expenses related to our being a publicly traded company, including, among other things, costs associated with reports to shareholders, filings with the U.S. Securities Exchange Commission, investor relations, New York Stock Exchange fees and tax compliance expenses.

RESULTS OF OPERATIONS

          The following tables separately present our operating results for the years ended December 31, 2012, 2011 and 2010.

Results of Operations for the Year ended December 31, 2012 Compared to the Year Ended December 31, 2011

	For the year ended December 31,		Change	Percentage Change
In thousands of US dollars	2012	2011
Vessel revenue	$115,381	$82,110	$33,271	41%
Vessel operating costs	(30,353)	(31,370)	1,017	3%
Voyage expenses	(21,744)	(6,881)	(14,863)	(216%)
Charterhire	(43,701)	(22,750)	(20,951)	(92%)
Impairment	—	(66,611)	66,611	100%
Depreciation	(14,818)	(18,460)	3,642	20%
Loss from sale of vessels	(10,404)	—	(10,404)	N/A
General and administrative expenses	(11,536)	(11,637)	101	1%
Financial expenses	(8,512)	(7,060)	(1,452)	(21%)
Earnings from profit or loss sharing agreements	443	—	443	N/A
Unrealized loss on derivative financial instruments	(1,231)	—	(1,231)	N/A
Financial income	35	51	(16)	(31%)
Other expenses, net	(97)	(119)	22	18%
Net loss	$(26,537)	$(82,727)	$56,190	68%

          Net Loss. Net loss for the year ended December 31, 2012 was $26.5 million, compared to a net loss of $82.7 million for the year ended December 31, 2011. The differences between the two periods are discussed below.

          Vessel revenue. Revenue for the year ended December 31, 2012 was $115.4 million, an increase of $33.3 million, or 41% from revenue of $82.1 million for the year ended December 31, 2011. The following table summarizes our revenue:

	For the year ended December 31,			Percentage Change
In thousands of US dollars	2012	2011	Change

Owned vessels
Time charter revenue	—	$9,626	$(9,626)	(100%)
Pool revenue	38,522	39,522	(1,000)	(3%)
Voyage revenue	26,668	12,287	14,381	117%
Time chartered-in vessels
Pool revenue	33,740	20,675	13,065	63%
Voyage revenue	16,451	—	16,451	N/A
	$115,381	$82,110	$33,271	41%

          Owned vessels – Time charter revenue. We did not time charter-out any owned vessels for the year ended December 31, 2012. For the year ended December 31, 2011, Noemi and STI Spirit were employed on time charters for a total of 427 days.

          Owned vessels – Pool revenue. Pool revenue for owned vessels for the year ended December 31, 2012 was $38.5 million, a decrease of $1.0 million or 3% from $39.5 million for the year ended December 31, 2011. We had 2,851 revenue days of owned vessels in the pools during the year ended December 31, 2012 compared to 3,149 during the year ended December 31, 2011. This decrease in revenue days was primarily driven by the sales of STI Conqueror, STI Matador, and STI Gladiator during March, April and May 2012 resulting in 911 less pool days partially offset by (i) the entrance in the Scorpio MR Pool by our first five newbuilding vessels during the fourth quarter of 2012 for a total of 176 additional days, (ii) Noemi, which was on time charter for the majority of 2011 and operated in the pool during the year ended December 31, 2012 (net increase of 355 days), and (iii) an increase in TCE earnings from our owned vessels operating in the pools to $13,510 per day for the year ended December 31, 2012 from $12,550 per day for the year ended December 31, 2011.

          Owned vessels – Voyage revenue. Voyage revenue for owned vessels for the year ended December 31, 2012 was $26.7 million, an increase of $14.4 million, or 117% from $12.3 million during the year ended December 31, 2011. The increase was primarily the result of an increase in the number of days that our vessels operated in the spot market for the year ended December 31, 2012 and 2011 to 1,015 days from 450 days, respectively. Additionally, TCE earnings from our owned vessels operating in the spot market increased to $13,220 per day in 2012 from $12,092 per day in 2011. Our first five newbuilding vessels operated in the spot market immediately after delivery from the yards for a total of 414 days. Furthermore, STI Conqueror, STI Matador, STI Gladiator, STI Coral and STI Diamond all operated in the spot market during 2012 prior to their sales. While STI Coral and STI Diamond were the only vessels operating in the spot market during 2011.

          Time chartered-in vessels – Pool revenue. Pool revenue for time chartered-in vessels for the year ended December 31, 2012 was $33.7 million, an increase of $13.1 million, or 63% from $20.7 million during the year ended December 31, 2011. The increase was primarily the result of an increase in the number of days that our time chartered-in vessels operated in the pools for the years ended December 31, 2012 and 2011 to 2,662 days from 1,806 days, respectively. Additionally, TCE earnings from our time chartered-in vessels operating in the pools increased to $12,656 per day for the year ended December 31, 2012 from $11,448 per day for the year ended December 31, 2011.

          Time chartered-in vessels – Voyage revenue. Voyage revenue for our time chartered-in vessels for the year ended December 31, 2012 was $16.5 million. During the year ended December 31, 2012, time chartered-in vessels operated 698 days in the spot market. There were no time chartered-in vessels operating in the spot market during the year ended December 31, 2011.

          Vessel operating costs. Vessel operating costs for the year ended December 31, 2012 were $30.4 million, a decrease of $1.0 million or 3%, from $31.4 million during the year ended December 31, 2011. We had 3,957 operating days during 2012 compared to 4,121 operating days during 2011. The decrease was primarily the result of the sales of STI Conqueror, STI Gladiator and STI Matador in 2012 which resulted in a decrease of 789 operating days for these vessels during the year ended December 31, 2012 versus the same period of the prior year. This decrease was partially offset by an increase of 612 operating days resulting from the delivery of our first five newbuilding vessels during the third quarter of 2012. Overall operating costs per day were consistent at $7,605 per day for the year ended December 31, 2012 compared to $7,581 per day for the year ended December 31, 2011.

          Voyage expenses. Voyage expenses for the year ended December 31, 2012 were $21.7 million, an increase of $14.9 million, or 216%, from $6.9 million during the year ended December 31, 2011. The increase was primarily due to an increase in the number of days vessels operated in the spot market. There were 1,712 spot voyage days (owned and time chartered-in) during the year ended December 31, 2012 as compared to 450 days during year ended December 31, 2011.

          Charterhire. Charterhire expense for the year ended December 31, 2012 was $43.7 million, an increase of $21.0 million, or 92%, from $22.8 million during the year ended December 31, 2011. The increase was the result of additional time chartered-in vessels in 2012 compared with 2011; the average number of chartered-in vessels increased to 9.18 from 4.95 during the years ended December 31, 2012 and 2011, respectively.

          Impairment. In the year ended December 31, 2011, we recognized an impairment loss of $66.6 million for our 12 owned vessels. This impairment loss was triggered by reductions in vessel values, and represented the difference between the carrying value and recoverable amount, being fair value less cost to sell. No impairment was recognized in the year ended December 31, 2012.

          Impairment methodology

          The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels fluctuate with changes in charter rates and the cost of constructing new vessels. At each reporting period end date, we review the carrying amounts of our vessels to determine whether there is any indication that those vessels may have suffered an impairment loss. In this regard, fluctuations in market values below carrying values are considered to represent an impairment triggering event that necessitates performance of a full impairment review.

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

          Our impairment evaluation is performed on an individual vessel basis when there are indications of impairments. First, we assess the fair value less the cost to sell our vessels taking into consideration vessel valuations from leading, independent and internationally recognized ship brokers. We then compare that estimate of market values (less an estimate of selling costs) to each vessel’s carrying value and, if the carrying value exceeds the vessel’s market value, an indicator of impairment exists. The indicator of impairment prompts us to perform a calculation of the potentially impaired vessel’s value in use, in order to appropriately determine the ‘higher of’ the two values.

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

          For the year ended December 31, 2012, we performed an assessment as described above. At that date, the carrying amounts of our vessels were greater than the basic, meaning charter free, market value for all of our owned vessels. In line with our policy we performed a value in use calculation where we estimated each vessels’ future cash flows based on a combination of the latest forecast time charter rates for the next three years (obtained from a third party service provider), a growth rate of 3.0% in freight rates for each period thereafter, and our best estimate of vessel operating expenses and drydock costs, which also assume a growth rate of 3.0% in each succeeding year. These cash flows were then discounted to their present value, using a discount rate of 7.9%, based on our current borrowing rates adjusted for certain credit risks. The value in use calculations were greater than the fair value less estimated costs to sell in all instances. As a result of this testing, no impairment charge was recorded.

          For the year ended December 31, 2011, the value in use calculations for all vessels were less than both the fair value less estimated costs to sell and carrying amounts of the vessels. As a result of this testing, we recorded an impairment loss of $66.6 million to adjust the carrying amounts of our vessels to reflect fair value less estimated costs to sell.

          Illustrative comparison of excess of carrying amounts over estimated charter-free market value of certain vessels

          During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis using value in use to determine the recoverable amount as discussed above, we have concluded that at December 31, 2012, the value in use for our vessels was higher than their carrying values and consequently, no impairment is required.

          The table set forth below indicates the carrying amount of each of our vessels as of December 31, 2012 and December 31, 2011 and the aggregate difference between the carrying amount and the market value represented by such vessels (see footnote 1 to the table set forth below). This aggregate difference represents the approximate analysis of the amount by which we believe we would record a loss if we sold those vessels, in the current environment, on industry standard terms, in cash transactions and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their basic market values. However, we are not holding our vessels for sale.

          Our estimate of basic market value assumes that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

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

	In millions of US dollars		Carrying value as at,
	Vessel Name	Year Built	December 31, 2012 (1)		December 31, 2011 (2)
1	STI Highlander	2007	$23.1		$24.4
2	STI Gladiator	2003	N/A	(3)	17.8
3	STI Matador	2003	N/A	(3)	18.3
4	STI Conqueror	2005	N/A	(3)	20.5
5	STI Coral	2008	N/A	(3)	28.3
6	STI Diamond	2008	N/A	(3)	28.3
7	Noemi	2004	27.0		28.4
8	Senatore	2004	27.1		28.4
9	STI Harmony	2007	33.6		35.3
10	STI Heritage	2008	35.9		35.9
11	Venice	2001	17.7		19.7
12	STI Spirit	2008	37.4		37.7
13	STI Amber	2012	38.6		N/A	(4)
14	STI Topaz	2012	38.7		N/A	(4)
15	STI Ruby	2012	38.7		N/A	(4)
16	STI Garnet	2012	38.8		N/A	(4)
17	STI Onyx	2012	38.8		N/A	(4)

	Total		$395.4		$322.5

(1)

As of December 31, 2012, the basic charter-free market value is lower than each vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $64.2 million.

(2)

Given that each of our vessels was impaired at December 31, 2011 based on fair value less costs to sell, the carrying amounts noted above are representative of fair value less estimated costs to sell as of December 31, 2011.

(3)	These vessels were sold during the year ended December 31, 2012.

(4)	These vessels were acquired during the year ended December 31, 2012.

          The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for December 31, 2012, a 1.0% increase in the discount rate would result in an aggregate impairment of $6.4 million. Alternatively, a 5% decrease in forecasted time charter rates would result in an aggregate impairment of $8.0 million.

          We refer you to the discussion herein under Item 3.D. “Risk Factors — Risks Related to our Industry,” including the risk factor entitled “Adverse market conditions could cause us to breach covenants in our credit facilities and adversely affect our operating results.”

          Depreciation. Depreciation expense for the year ended December 31, 2012 was $14.8 million, a decrease of $3.6 million or 20%, from $18.5 million during the year ended December 31, 2011. The decrease was a result of (i) a $66.6 million impairment charge recorded at December 31, 2011 which decreased the depreciable basis of our vessels and (ii) a decrease in the number of owned vessels to 10.81 from 11.29 which was driven by the sales of STI Conqueror in March 2012, STI Matador in April 2012, STI Gladiator in May 2012, STI Diamond in August 2012 and STI Coral in September 2012, partially offset by the delivery of our first five newbuilding vessels between July 2012 and September 2012.

          Loss from sale of vessels. Loss from sale of vessels for the year ended December 31, 2012 was $10.4 million. This loss is related to the sales of STI Conqueror, STI Matador, STI Gladiator, STI Coral, and STI Diamond during the year ended December 31, 2012 and includes $0.2 million in relating to a loss on the interest rate swaps used to hedge the interest payments on the borrowings on these vessels.

          General and administrative expenses. General and administrative expenses for the year ended December 31, 2012 were $11.5 million, a decrease of $0.1 million, or 1%, from the year ended December 31, 2011. These costs remained relatively stable as there were no significant changes in our overhead structure on a period over period basis.

          Financial expenses. Financial expenses for the year ended December 31, 2012 were $8.5 million, an increase of $1.5 million, or 21%, from $7.1 million during the year ended December 31, 2011. The increase for the year ended December 31, 2012 was primarily driven by a $3.0 million write-off of deferred financing fees relating to our 2011 Credit Facility offset by a decrease in interest expense of $1.7 million which was driven by an increase in capitalized interest expense of $2.6 million for the year ended December 31, 2012 related to our vessels under construction.

          Financial expenses for the year ended December 31, 2012 consisted of interest expense of $3.3 million, commitment fees of $1.0 million on the undrawn portions of the 2010 Revolving Credit Facility and 2011 Credit Facility, deferred financing fee amortization of $1.1 million, write-off of deferred financing fees of $3.0 million and other costs of $0.1 million.

          Financial expenses for the year ended December 31, 2011 consisted of interest expense of $5.0 million, commitment fees of $1.1 million on the undrawn portion of the 2010 Revolving Credit Facility and 2011 Credit Facility and deferred financing fee amortization of $1.0 million.

          Earnings from profit or loss sharing agreements. Earnings from profit or loss sharing agreements consist of realized earnings from profit and loss sharing agreements with third parties relating to a time chartered-in vessel. There were no similar agreements for the comparative period.

          Unrealized loss on derivative financial instruments. Unrealized loss on derivative financial instruments consists of (i) the impact of the reclassification of $1.0 million from other comprehensive income to the statement of profit or loss relating to the de-designation of the hedge relationship on our interest rate swaps relating to the 2010 Revolving Credit Facility (See Note 12 to the consolidated financial statements) and (ii) the change in the fair value of profit and loss sharing agreements on time chartered-in vessels with third parties of $0.2 million.

The following is a discussion of our operating results by operating segment:

Aframax/LR2 segment

          The following table summarizes vessel operations for our Aframax/LR2 segment.

Aframax/LR2 segment	For the year ended December 31,			Percentage
In thousands of US dollars except per day and fleet data	2012	2011	Change	Change
Vessel revenue	$4,541	$6,484	$(1,943)	(30%)
Vessel operating costs	(3,304)	(2,547)	(757)	(30%)
Voyage expenses	(25)	—	(25)	N/A
Charterhire	(1,287)	(839)	(448)	(53%)
Impairment	—	(12,459)	12,459	100%
Depreciation	(1,735)	(2,074)	339	16%
General and administrative expenses	(100)	(136)	36	26%
Financial expenses	(1,086)	(841)	(245)	(29%)
Other expenses, net	(11)	(134)	123	92%
Segment loss	$(3,007)	$(12,546)	$9,539	76%

Time charter revenue per day	$—	$15,457	$(15,457)	(100%)
Pool revenue per day	10,201	14,849	(4,648)	(31%)
Operating costs per day	8,436	6,960	(1,476)	(21%)

Time charter revenue days	—	72	(72)	(100%)
Pool revenue days	443	361	82	23%
Operating days	366	365	1	0%

Average number of owned vessels	1.00	1.00	—	0%
Average number of time chartered-in vessels	0.29	0.19	0.10	53%

          Vessel Revenue. Vessel revenue for the year ended December 31, 2012 was $4.5 million, a decrease of $1.9 million or 30% from the year ended December 31, 2011. There were two vessels operating in this segment during both periods, STI Spirit and Khawr Aladid. The decrease in revenue is due to a decrease in pool revenue per day to $10,201 per day from $14,849 per day. This was primarily driven by STI Spirit, which in June 2012 needed repairs and a subsequent positioning voyage which negatively affected the vessel’s earnings.

          Vessel operating costs. Vessel operating costs for the year ended December 31, 2012 were $3.3 million, an increase of $0.8 million, or 30%, from the year ended December 31, 2011. On a daily basis, vessel operating costs for the year ended December 31, 2012 increased $1,476 per day, or 21% from the year ended December 31, 2011. This was a result of unplanned repairs on STI Spirit during the year ended December 31, 2012.

          Charterhire. Charterhire expense for the year ended December 31, 2012 was $1.3 million, an increase of $0.5 million, or 53%, from the year ended December 31, 2011. This increase was driven by the time chartered-in vessel, Khawr Aladid, which was delivered on October 24, 2011, on a six month arrangement that expired in April 2012.

          Depreciation. Depreciation expense for the year ended December 31, 2012 was $1.7 million, a decrease of $0.3 million, or 16%, from the year ended December 31, 2011. This was a result of an impairment charge that was recorded in December 2011 which reduced the depreciable basis of STI Spirit in 2012.

          Financial expense. Financial expense for the year ended December 31, 2012 was $1.1 million, an increase of $0.2 million or 29% from the year ended December 31, 2011. Financial expense for the Aframax/LR1 segment represents interest for the STI Spirit Credit Facility, which was signed and drawn in March 2011; therefore, the year ended December 31, 2012 represents a full year of interest expense as opposed to approximately nine months of interest expense during year ended December 31, 2011.

          Other expenses, net. Other expenses, net for the year ended December 31, 2012 decreased $0.1 million or 92% from the year ended December 31, 2011. This decrease was driven by the write-off of the fair value of vessel purchase options that were acquired with STI Spirit in September 2011.

Panamax/LR1 segment

          The following table summarizes vessel operations for our Panamax/LR1 segment.

Panamax/LR1 segment	For the year ended December 31,			Percentage
In thousands of US dollars except per day and fleet data	2012	2011	Change	Change
Vessel revenue	$28,602	$31,101	$(2,499)	(8%)
Vessel operating costs	(14,137)	(14,428)	291	2%
Voyage expenses	(999)	(13)	(986)	(7585%)
Charterhire	(1,629)	(4,554)	2,925	64%
Impairment	—	(28,616)	28,616	100%
Depreciation	(7,352)	(9,279)	1,927	21%
General and administrative expenses	(495)	(692)	197	28%
Earnings from profit or loss sharing agreements	443	—	443	N/A
Unrealized loss on derivative financial instruments	(184)	—	(184)	N/A
Other expenses, net	—	23	(23)	100%
Segment profit / (loss)	$4,249	$(26,458)	$30,707	116%

Time charter revenue per day	$—	$23,962	$(23,962)	(100%)
Pool revenue per day	14,242	12,876	1,366	11%
Voyage revenue per day	15,147	—	15,147	N/A
Operating costs per day	7,714	7,891	177	2%

Time charter revenue days	—	355	(355)	(100%)
Pool revenue days	1,888	1,754	134	8%
Voyage revenue days	48	—	48	N/A
Operating days	1,830	1,825	(5)	0%

Average number of owned vessels	5.00	5.00	—	0%
Average number of time chartered-in vessels	0.35	0.91	(0.56)	(62%)

          Vessel Revenue. Vessel revenue for the year ended December 31, 2012 was $28.6 million, a decrease of $2.5 million or 8% from the year ended December 31, 2011. The decrease in revenue was the result of (i) a decrease in the number of revenue days to 1,936 for the year ended December 31, 2012 compared to 2,109 days during the year ended December 31, 2011 and (ii) a decrease in overall revenue per day to $14,264 for the year ended December 31, 2012 from $14,743 for the year ended December 31, 2011. This was driven by a reduction in the average number of time chartered-in vessels to 0.35 from 0.91 for the years ended December 31, 2012 and 2011, respectively. This reduction is due to the redelivery of the time chartered-in vessel, BW Zambesi in November 2011 following its 10 month time charter-in agreement offset partially by the delivery of the time chartered-in vessels, FPMC P Eagle and Hellespont Promise in September and December 2012, respectively.

          Noemi was time chartered-out during the year ended December 31, 2011 at a rate of $24,500 per day and was redelivered in December 2011. The effect of the decrease on overall pool revenue resulting from the expiration of this charter was offset by an increase of pool revenue per day to $14,242 per day during the year ended December 31, 2012 from $12,876 per day during the year ended December 31, 2011.

          Vessel operating costs. Vessel operating costs for the year ended December 31, 2012 were $14.1 million, a decrease of $0.3 million, or 2%, from the year ended December 31, 2011. Vessel operating costs per day for the year ended December 31, 2012 decreased $177 per day, or 2% from the year December 31, 2011. These costs remained relatively stable as there were no changes in our owned Panamax/LR1 fleet on a period over period basis.

          Voyage expenses. Voyage expenses for the year ended December 31, 2012 were $1.0 million, an increase of $1.0 million from the year ended December 31, 2011. This increase was the result of time chartered-in vessel, FPMC P Eagle, which operated in the spot market for 48 days during the year ended December 31, 2012. No vessels operated in the spot market for the year ended December 31, 2011.

          Charterhire. Charterhire expense for the year ended December 31, 2012 was $1.6 million, a decrease of $2.9 million or 64% from the year ended December 31, 2011. This decrease was the result of the redelivery of time chartered-in vessel, BW Zambesi in November 2011 from its 10 month time charter-in agreement. This was partially offset by the delivery of the time chartered-in vessels, FPMC P Eagle and Hellespont Promise in September and December 2012, respectively.

          Depreciation. Depreciation expense for the year ended December 31, 2012 was $7.4 million, a decrease of $1.9 million, or 21%, from the year ended December 31, 2011. This was a result of an impairment charge recorded in December 2011, which reduced the depreciable basis of all owned vessels in the Panamax / LR1 Segment.

          General and administrative expenses. General and administrative expenses for the year ended December 31, 2012 were $0.5 million, a decrease of $0.2 million or 28%, from the year ended December 31, 2011. General and administrative expenses for the Panamax / LR1 segment primarily consist of administrative fees.

          Earnings from profit or loss sharing agreements Earnings from profit or loss sharing agreements consist of realized earnings from profit and loss sharing agreements with third parties relating to time chartered-in vessels. We had two such agreements in place during the year ended December 31, 2012, one with our time chartered-in vessel, FPMC P Eagle and the other relating to a vessel for which the Company neither owns nor time charters-in (i.e. the vessel is chartered-in by an unrelated third party.) There were no similar agreements for the comparative period.

          Unrealized loss on derivative financial instruments. Unrealized loss on derivative financial instruments consists of a $0.2 million change in the fair value of our profit and loss sharing agreements with third parties. For a description of these agreements, please see Item 5.B. “Liquidity and Capital Resources – Profit or loss sharing agreements.” There were no similar agreements for the comparative period.

MR segment

          The following table summarizes vessel operations for our MR segment.

MR segment	For the year ended December 31,			Percentage
In thousands of US dollars except per day and fleet data	2012	2011	Change	Change
Vessel revenue	$46,857	$12,287	$34,570	281%
Vessel operating costs	(7,484)	(3,178)	(4,306)	(135%)
Voyage expenses	(17,979)	(6,842)	(11,137)	(163%)
Charterhire	(17,593)	—	(17,593)	N/A
Impairment	—	(12,573)	12,573	100%
Depreciation	(4,015)	(2,038)	(1,977)	(97%)
Loss from sale of vessels	(5,879)	—	(5,879)	N/A
General and administrative expenses	(398)	(314)	(84)	(27%)
Financial income	6	—	6	N/A
Other expenses, net	(51)	—	(51)	N/A
Segment loss	$(6,536)	$(12,658)	$6,122	48%

Pool revenue per day	$11,811	$—	$11,811	N/A
Voyage revenue per day	12,541	12,092	449	4%
Operating costs per day	6,770	6,748	(22)	0%

Pool revenue days	809	—	809	N/A
Voyage revenue days	1,541	450	1,091	242%
Operating days	1,089	471	618	131%

Average number of owned vessels	2.97	1.29	1.68	130%
Average number of time chartered-in vessels	3.51	—	3.51	N/A

          Vessel Revenue. Vessel revenue for the year ended December 31, 2012 was $46.9 million, an increase of $34.6 million or 281% from the year ended December 31, 2011. Vessel revenue less voyage expenses, or TCE revenue, was $28.9 million, an increase of $23.4 million, or 430% from $5.4 million for the year ended December 31, 2011. The change in revenue was the result of an increase in revenue days to 2,350 for the year ended December 31, 2012 from 450 during the year ended December 31, 2011. During the year ended December 31, 2011, only STI Diamond and STI Coral were operating in this segment as these vessels were acquired in May 2011. Revenue days increased during the year ended December 31, 2012 as a result of the delivery of the first five Newbuilding vessels in the third quarter of 2012 (STI Amber, STI Topaz, STI Ruby, STI Garnet, and STI Onyx) and the delivery of six time chartered-in vessels (Pacific Duchess, Freja Lupus, STX Ace 6, Targale, Endeavour, and Valle Bianca). The increase in revenue was also driven by an increase in voyage revenue per day to $12,541 during the year ended December 31, 2012 from $12,092 during the year ended December 31, 2011.

          Vessel operating costs. Vessel operating costs for the year ended December 31, 2012 were $7.5 million, an increase of $4.3 million, or 135%, from the year ended December 31, 2011. The increase was driven by an increase in the number of operating days to 1,089 from 471 days during the year ended December 31, 2012. This increase was the result of the delivery of our first five newbuilding vessels during the third quarter of 2012.

          Voyage expenses. Voyage expenses for the year ended December 31, 2012 were $18.0 million, an increase of $11.1 million or 163% from the year ended December 31, 2011. The increase was primarily driven by STI Coral, STI Diamond, Pacific Duchess, Freja Lupus, STX Ace 6, Targale, Endeavour, Valle Bianca and the first five newbuilding vessels operating in the spot market for a total of 1,541 days during the year ended December 31, 2012 compared to only STI Coral and STI Diamond operating in the spot market for 450 days during the year ended December 31, 2011.

          Charterhire. Charterhire expense for the year ended December 31, 2012 was $17.6 million, which was the result of time chartering-in Pacific Duchess, Freja Lupus, STX Ace 6, Targale, Endeavour and Valle Bianca during the year ended December 31, 2012. There were no vessels chartered-in during the year ended December 31, 2011.

          Depreciation. Depreciation expense for the year ended December 31, 2012 was $4.0 million, an increase of $2.0 million, or 97%, from the year ended December 31, 2011. The increase was driven by an increase in the average number of owned MR vessels to 2.97 for the year ended December 31, 2012 from 1.29 for the year ended December 31, 2011, which was the result of the delivery of the first five newbuilding vessels during the third quarter of 2012. The increase was partially offset by a decrease of depreciation expense which was driven by an impairment charge recorded in December 2011 that reduced the depreciable basis of STI Diamond and STI Coral.

          Loss from sale of vessels. Loss from sale of vessels for the year ended December 31, 2012 was $5.9 million. This was a result of the sales of STI Diamond and STI Coral for $25.25 million each in August and September 2012, respectively.

          General and administrative expenses. General and administrative expenses for the year ended December 31, 2012 were $0.4 million, an increase of $0.1 million, or 27%, from the year ended December 31, 2011. General and administrative expenses for the MR segment primarily consist of administrative fees. The increase was the result of an increase in the average number of owned vessels to 2.97 during the year ended December 31, 2012 from 1.29 during the year ended December 31, 2011.

Handymax segment

          The following table summarizes vessel operations for our Handymax segment:

Handymax segment	For the year ended December 31,			Percentage
In thousands of US dollars except per day and fleet data	2012	2011	Change	Change
Vessel revenue	$35,381	$32,238	$3,143	10%
Vessel operating costs	(5,428)	(11,217)	5,789	52%
Voyage expenses	(2,741)	(26)	(2,715)	(10442%)
Charterhire	(23,192)	(17,357)	(5,835)	(34%)
Impairment	—	(12,962)	12,962	100%
Depreciation	(1,716)	(5,069)	3,353	66%
Loss from sale of vessels	(4,525)	—	(4,525)	N/A
General and administrative expenses	(195)	(762)	567	74%
Segment loss	$(2,416)	$(15,155)	$12,739	84%

Pool revenue per day	$13,166	$11,343	$1,823	16%
Voyage revenue per day	11,201	—	11,201	N/A
Operating costs per day	7,594	7,619	25	0%

Pool revenue days	2,374	2,840	(466)	(16%)
Voyage revenue days	124	—	124	N/A
Operating days	673	1,460	787	54%

Average number of owned vessels	1.84	4.00	(2.16)	(54%)
Average number of time chartered-in vessels	5.03	3.85	1.18	31%

          Vessel Revenue. Vessel revenue for the year ended December 31, 2012 was $35.4 million, an increase of $3.1 million or 10% from the year ended December 31, 2011. The increase is driven by 124 voyage revenue days in 2012 compared to no voyage revenue days in 2011 (though certain nominal voyage expenses were incurred).

          Vessel revenue less voyage expenses, or TCE revenue, was $32.6 million for the year ended December 31, 2012, an increase of $0.4 million, or 1.3% from $32.2 million for the year ended December 31, 2011. The Handymax segment had 2,498 revenue days for the year ended December 31, 2012 and 2,840 revenue days for the year ended December 31, 2011. This decrease was driven by the sales of STI Conqueror, STI Matador and STI Gladiator in March, April and May of 2012, respectively, and was partially offset by an increase in the number of vessels time chartered-in for the year ended December 31, 2012. The average number of vessels (owned and time chartered-in) was 6.87 for the year ended December 31, 2012 and 7.85 for the year ended December 31, 2011.

          The decrease in revenue days was offset by an increase in pool revenue per day to $13,166 for the year ended December 31, 2012 from $11,343 per day for the year ended December 31, 2011.

          Vessel operating costs. Vessel operating costs for the year ended December 31, 2012 were $5.4 million, a decrease of $5.8 million, or 52%, from the year ended December 31, 2011. The decrease was driven by a decrease in the number of operating days to 673 during the year ended December 31, 2012 from 1,460 during the year ended December 31, 2011 which was due to the sales of STI Conqueror, STI Matador, and STI Gladiator in March, April and May of 2012, respectively.

          Voyage expenses. Voyage expenses for the year ended December 31, 2012 were $2.7 million, increasing $2.7 million from the year ended December 31, 2011. This was a result of STI Conqueror, STI Matador, and STI Gladiator operating in the spot market for 124 days during the year ended December 31, 2012 prior to their sales. There were nominal voyage expenses incurred for the year ended December 31, 2011.

          Charterhire. Charterhire expense for the year ended December 31, 2012 was $23.2 million, an increase of $5.8 million or 34% from the year ended December 31, 2011. This was the result of an increase in the number of days of chartered-in vessels to 1,840 during the year ended December 31, 2012 from 1,404 days during the year ended December 31, 2011. The increase was primarily driven by Histria Perla and Histria Coral; their time charters began in July 2011. These vessels therefore operated for partial periods during the year ended December 31, 2011 as compared to the full year during the year ended December 31, 2012. The average number of time chartered-in vessels increased to 5.03 for the year ended December 31, 2012 as compared to 3.85 for the year ended December 31, 2011.

          Depreciation. Depreciation expense for the year ended December 31, 2012 was $1.7 million, a decrease of $3.4 million, or 66%, from the year ended December 31, 2011. This was due to the sales of STI Conqueror, STI Matador, and STI Gladiator which ceased being depreciated and were written down to their disposal values in February 2012, the date which they were considered held for sale. In addition, we recorded an impairment charge in December 2011 which decreased the depreciable basis of the owned vessels in this segment.

          Loss from sales of vessels. Loss from sales of vessels for the year ended December 31, 2012 was $4.5 million which was the result of the sales of STI Conqueror, STI Matador, and STI Gladiator in March, April, and May 2012, respectively.

          General and administrative expenses. General and administrative expenses for the year ended December 31, 2012 were $0.2 million, a decrease of $0.6 million, or 74% from the year ended December 31, 2011. General and administrative expenses for the Handymax segment primarily consist of administrative fees. The decrease in administrative fees was driven by decrease in the average number of owned vessels to 1.84 for the year ended December 31, 2012 from 4.00 for the year ended December 31, 2011 resulting from the sales of STI Conqueror, STI Matador and STI Gladiator during the year ended December 31, 2012.

Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

          Net Loss. For the year ended December 31, 2011, we incurred a net loss of $82.7 million, compared to a net loss of $2.8 million for the year ended December 31, 2010. The differences between the two periods are discussed below.

	For the year ended December 31,			Percentage
In thousands of US dollars	2011	2010	Change	Change
Vessel revenue	$82,110	$38,798	$43,312	112%
Vessel operating costs	(31,370)	(18,440)	(12,929)	(70%)
Voyage expenses	(6,881)	(2,542)	(4,339)	(171%)
Charterhire	(22,750)	(276)	(22,475)	(8157%)
Impairment	(66,611)	—	(66,611)	N/A
Depreciation	(18,460)	(10,179)	(8,281)	(81%)
General and administrative expenses	(11,637)	(6,200)	(5,437)	(88%)
Financial expenses	(7,060)	(3,231)	(3,829)	(119%)
Realized loss on derivative financial instruments	—	(280)	280	N/A
Financial income	51	37	14	40%
Other expense, net	(119)	(509)	390	77%
Net loss	$(82,727)	$(2,822)	$(79,904)	2831%

          Vessel revenue. Vessel revenue was $82.1 million for the year ended December 31, 2011, an increase of $43.3 million, or 112%, from vessel revenue of $38.8 million for the year ended December 31, 2010. The following table summarizes our revenue:

	For the year ended December 31,			Percentage
In thousands of US dollars	2011	2010	Change	Change
Owned vessels
Time charter revenue	$9,626	$19,417	$(9,791)	(50%)
Pool revenue	39,522	15,180	24,342	160%
Voyage revenue	12,287	3,916	8,371	214%
Time chartered-in vessels
Pool revenue	20,675	285	20,390	7163%

Total	$82,110	$38,798	$43,312	112%

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

          The increase in voyage revenue of $8.4 million, or 214%, is a result of an increase in the number of days that our vessels operated in the spot market to 450 days in 2011 compared to 177 in 2010, in addition to an increase in TCE to $12,092 per day in 2011 from $7,774 per day in 2010. During 2011, STI Coral and STI Diamond operated in the spot market for 450 days combined. During 2010, our newly purchased vessels, STI Conqueror, STI Gladiator, STI Matador and STI Highlander operated in the spot market prior to their entry in the Scorpio Handymax Tanker Pool for 167 days. Additionally, Senatore operated in the spot market for 10 days subsequent to the termination of its time charter agreement and prior to its entry in the Scorpio Panamax Tanker Pool.

          The increase of pool revenue for time chartered-in vessels of $20.3 million, or 7,163%, in 2011 compared to 2010 was due to an increase in the number of pool revenue days for time chartered-in vessels. In 2011, BW Zambesi, Krisjanis Valdemars, Kraslava, Kazdanga, Histria Azure, Histria Perla, Histria Coral and Khawr Aladid were time chartered-in for 1,806 days, while in 2010, BW Zambesi was time chartered-in for 20 days. All vessels operated in the Scorpio Group Pools.

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

          Voyage expenses. The increase in voyage expenses is a result of an increase in the number of days that our vessels operated in the spot market to 450 in 2011 from 177 in 2010. During 2011, STI Coral and STI Diamond operated in the spot market for 450 days combined. During 2010, our newly purchased vessels, STI Conqueror, STI Gladiator, STI Matador and STI Highlander operated in the spot market for 167 days prior to their entry in the Scorpio Handymax Tanker Pool. Additionally, Senatore operated in the spot market for 10 days subsequent to the termination of its time charter agreement and prior to its entry in the Scorpio Panamax Tanker Pool.

          Charterhire. Charterhire expense of $22.8 million for the year ended December 31, 2011 increased $22.5 million, or 8,157%, from $0.3 million for the year ended December 31, 2010. The increase was due to an increase of the number of time chartered-in days in 2011. In 2011, BW Zambesi, Krisjanis Valdemars, Kraslava, Kazdanga, Histria Azure, Histria Perla, Histria Coral and Khawr Aladid were time chartered-in for 1,806 days, while in 2010, BW Zambesi was time chartered-in for 20 days.

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

          Financial expenses. Financial expenses of $7.1 million for the year ended December 31, 2011, increased $3.8 million, or 119%, from $3.2 million for the year ended December 31, 2010. Financial expenses for the year ended December 31, 2011 consisted of interest on bank loans ($5.0 million), commitment fees on undrawn portions of the our 2010 and 2011 Credit Facilities ($1.1 million ) and amortization of deferred financing fees ($1.0 million). Financial expenses for the year ended December 31, 2010 consisted of interest on bank loan ($2.4 million), which at the time only consisted of the 2010 Revolving Credit Facility, commitment fees on undrawn portions of our 2010 Revolving Credit Facility ($0.6 million) and amortization of deferred financing fees ($0.2 million).

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

          Other expenses, net. Other expense, net was a loss of $0.1 million for the year ended December 31, 2011, and a loss of $0.5 million for the year ended December 31, 2010. The decrease was primarily driven by expenses incurred for the initial public offering in April 2010.

Results of operations – segment analysis

Aframax/LR2 segment

          The following table summarizes vessel operations for our Aframax segment.

Aframax/LR2 segment	For the year ended December 31,			Percentage
In thousands of US dollars except per day and fleet data	2011	2010	Change	Change
Vessel revenue	$6,484	$641	$5,843	911%
Vessel operating costs	(2,547)	(427)	(2,121)	(497%)
Charterhire	(839)	—	(839)	N/A
Impairment	(12,459)	—	(12,459)	N/A
Depreciation	(2,074)	(293)	(1,781)	(607%)
General and administrative expenses	(136)	(15)	(121)	(819%)
Financial expenses	(841)	1	(842)	108206%
Other expense, net	(134)	—	(134)	N/A
Segment loss	$(12,546)	$(93)	(12,453)	(13434%)

Time charter revenue per day	15,457	—	15,457	N/A
Pool revenue per day	14,849	12,460	2,389	19%
Operating costs per day	6,960	8,293	(1,333)	(16%)

Time charter revenue days	72	—	72	N/A
Pool revenue days	361	51	310	602%
Operating days	365	51	314	609%

Average number of owned vessels	1.00	0.14	0.86	609%
Average number of time chartered-in vessels	0.19	—	0.19	N/A

          On November 2010, we took delivery of STI Spirit, a 113,091 dwt Aframax/LR2 product tanker. From delivery on November 10, 2010 through January 11, 2011, STI Spirit operated in the Scorpio Aframax Tanker Pool, which traded a mix of crude and product tankers. As of March 25, 2011, this vessel joined the Scorpio LR2 Pool, which focuses solely on product tankers.

          Vessel Revenue. Vessel revenue of $6.5 million for the year ended December 31, 2011, increased $5.8 million, or 911%, as the result of an increase in the overall number of total revenue days to 434 days in 2011 from 51 days in 2010. This was driven by the acquisition of STI Spirit. Additionally, we took delivery of the Khawr Aladid, a 2006 built LR2 product tanker (106,003 DWT), on October 24, 2011, on a six month time charter-in agreement.

          Vessel operating costs. Vessel operating costs of $2.5 million for the year ended December 31, 2011, increased $2.1 million or 497% as a result of an increase in the number of operating days to 365 in 2011 from 51 2010 which was driven by the purchase of STI Spirit in November 2010.

          Charterhire. Charterhire expense of $0.9 million for the year ended December 31, 2011 was driven by the delivery of Khawr Aladid, a 2006 built LR2 product tanker (106,003 DWT), on October 24, 2011, on a six month time charter-in agreement. There were no time chartered-in vessels in the Aframax/LR2 segment in 2010.

          Impairment. In the year ended December 31, 2011, we recognized an impairment loss of $12.5 million for the Aframax/LR2 segment. No impairment was recognized in 2010.

          Depreciation. Depreciation expense of $2.1 million for the year ended December 31, 2011 increased $1.8 million, or 607%, from $0.3 million for the year ended December 31, 2010. The increase is due to an increase in the number of operating days to 365 in 2011 from 51 in 2010 which was driven by the purchase of STI Spirit in November 2010.

          General and administrative expense. General and administrative expense of $0.1 million for the year ended December 31, 2011, increased $0.1 million or 819% from $14,747 for the year ended December 31, 2010. General and administrative expenses for the Aframax/LR2 segment primarily consist of commercial management fees and administrative fees to SCM. The increase is due to an increase in the number of revenue days to 434 in 2011 from 51 2010 which was driven by the purchase of STI Spirit in November 2010 and delivery of Khawr Aladid in October 2011.

          Financial expenses. Financial expenses was $0.8 million for the year ended December 31, 2011, an increase of approximately $0.8 million or 108,206% from $778 for year ended December 31, 2010. Financial expenses for the Aframax/LR2 segment represents interest for the STI Spirit Credit Facility which was signed and drawn in March 2011.

          Other expense, net. Other expense, net was a loss of $0.1 million for the year ended December 31, 2011. There were no other expenses for the year ended December 31, 2010. This increase is primarily due to the write-off of vessel purchase options that were acquired as part of the purchase of STI Spirit in November 2010 and expired unexercised in September 2011.

Panamax/LR1 segment

          The following table summarizes vessel operations for our Panamax segment

Panamax/LR1 segment	For the year ended December 31,			Percentage
In thousands of US dollars except per day and fleet data	2011	2010	Change	Change
Vessel revenue	$31,101	$29,345	$1,756	6%
Vessel operating costs	(14,428)	(12,364)	(2,064)	(17%)
Voyage expenses	(13)	(253)	240	95%
Charterhire	(4,554)	(276)	(4,278)	(1553%)
Impairment	(28,616)	—	(28,616)	N/A
Depreciation	(9,279)	(7,494)	(1,786)	(24%)
General and administrative expenses	(692)	(600)	(91)	(15%)
Financial expenses	0	(134)	134	100%
Realized loss on derivative financial instruments	—	(280)	280	N/A
Other expense, net	23	(4)	27	616%
Segment (loss)/profit	$(26,458)	$7,940	(34,398)	433%

Time charter revenue per day	23,962	22,729	1,233	5%
Pool revenue per day	12,876	15,213	(2,337)	(15%)
Voyage revenue per day	—	2,839	(2,839)	N/A
Operating costs per day	7,891	8,189	(298)	(4%)

Time charter revenue days	355	854	(499)	(58%)
Pool revenue days	1,754	634	1,120	177%
Voyage revenue days	—	10	(10)	N/A
Operating days	1,825	1,510	315	21%

Average number of owned vessels	5.00	4.14	0.86	21%
Average number of time chartered-in vessels	0.91	0.05	0.86	1565%

          Vessel Revenue. Vessel revenue for the year ended December 31, 2011 was $31.1 million, an increase of $1.8 million, or 6% from $29.3 million for the year ended December 31, 2010. The increase in revenue was the result of an increase in the overall number of total revenue days to 2,109 days in 2011 from 1,498 days in 2010. This was driven by an increase in pool days of 1,120 offset by a decrease in time charter days of 499. STI Harmony and STI Heritage were acquired in June 2010 with existing time charter contracts that expired in September and December 2010, respectively. These, along with the time charter contracts with Noemi and Senatore comprised the time charter revenue for 2010. The time charter contract for Senatore expired in August 2010. The time charter arrangement for Noemi expired in December 2011 and was the only vessel in this segment on time charter during 2011. All of these vessels entered the Scorpio Panamax Tanker Pool subsequent to the expiration of the time charters.

          As such, in 2011, five of our owned vessels and one of our time chartered-in vessels operated in the Scorpio Panamax Tanker Pool. In 2010, four of our owned vessels and one of our time chartered-in vessels operated in the Scorpio Panamax Tanker Pool. The increase was offset by an overall decrease in daily TCE rates to $12,876 per day in 2011, from $15,213 per day in 2010.

          Vessel operating costs. Vessel operating costs of $14.4 million increased $2.1 million or 17%, as a result of an increase in the number of operating days to 1,825 in 2011 from 1,510 in 2010, which was driven by the purchase of STI Harmony and STI Heritage in June 2010 and therefore a full year of operation in 2011.

          Voyage expenses. Voyage expenses of $13,383 decreased $0.2 million or 95% as a result of Senatore operating in the spot market for 10 days subsequent to the termination of its time charter agreement and prior to its entry in the Scorpio Panamax Tanker Pool.

          Charterhire. Charterhire expense of $4.5 million for the year ended December 31, 2011 decreased $4.2 million or 1,553% from $0.3 million for the year ended December 31, 2010. The increase was due to BW Zambesi which was chartered-in for a total of 333 days in 2011 and 20 days in 2010 at a charterhire rate of $13,850 per day.

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

          Financial expenses. Financial expenses were $0.1 million for the year ended December 31, 2010. Financial expenses for the Panamax/LR1 segment represent interest for the 2005 Credit Facility which was repaid in April 2010.

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

MR segment	For the year ended December 31,
In thousands of US dollars except per day and fleet data	2011
Vessel revenue	$12,287
Vessel operating costs	(3,178)
Voyage expenses	(6,842)
Impairment	(12,573)
Depreciation	(2,038)
General and administrative expenses	(314)
Segment loss	$(12,658)

Voyage revenue per day	12,092
Operating costs per day	6,748

Voyage revenue days	450
Operating days	471

Average number of owned vessels	1.29

Handymax segment

          The following table summarizes vessel operations for our Handymax segment.

Handymax segment	For the year ended December 31,
In thousands of US dollars except per day and fleet data	2011	2010	Change	Percentage Change

Vessel revenue	$32,238	$8,812	$23,426	266%
Vessel operating costs	(11,217)	(5,650)	(5,567)	(99%)
Voyage expenses	(26)	(2,289)	2,263	99%
Charterhire	(17,357)	—	(17,357)	N/A
Impairment	(12,962)	—	(12,962)	N/A
Depreciation	(5,068)	(2,390)	(2,678)	(112%)
General and administrative expenses	(762)	(267)	(496)	(186%)
Financial expenses	—	1	(1)	N/A
Segment loss	$(15,155)	$(1,782)	(13,373)	(751%)

Pool revenue per day	11,343	9,965	1,379	14%
Voyage revenue per day	—	8,077	(8,077)	N/A
Operating costs per day	7,619	8,107	(489)	(6%)

Pool revenue days	2,840	520	2,320	446%
Voyage revenue days	—	167	(167)	N/A
Operating days	1,460	697	763	109%

Average number of owned vessels	4.00	1.91	2.09	109%
Average number of time chartered-in vessels	3.85	—	3.85	N/A

          Vessel Revenue. Vessel revenue for the year ended December 31, 2011 was $32.2 million, an increase of $23.4 million, or 266% from $8.8 million for the year ended December 31, 2010. This increase was the result of an increase in the overall number of total revenue days to 2,840 days in 2011 from 687 days in 2010. STI Conqueror was delivered in June 2010, STI Matador and STI Gladiator were delivered in July 2010 and STI Highlander was delivered in August 2010. These were the only vessels in the Handymax segment during the year ended December 31, 2010. We time chartered-in Krisjanis Valdemars, Kraslava, Histria Azure, Kazdanga, Histria Perla and Histria Coral during the year ended December 31, 2011. In addition, pool revenue per day increased 14% for the year ended December 31, 2011 when compared to the year ended December 31, 2010.

          Vessel operating costs. Vessel operating costs for the year ended December 31, 2011 were $11.2 million, an increase of $5.6 million, or 99%from the year ended December 31, 2010. This was the result of an increase in the number of operating days to 1,460 from 697 for the years ended December 31, 2011 and 2010, respectively which was driven by the purchase of STI Conqueror in June 2010, STI Gladiator and STI Matador in July 2010 and STI Highlander in August 2010, all of which operated for a full year during 2011.

          Voyage expenses. Voyage expenses for the year ended December 31, 2011 were $25,760, a decrease of $2.3 million, or 99% as a result of STI Conqueror, STI Gladiator, STI Matador and STI Highlander operating in the spot market for 167 days in during the year ended December 31, 2010. No vessels operated in the spot market during the year ended December 31, 2011 though certain nominal voyage charges were incurred.

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

          Depreciation. Depreciation expense for the year ended December 31, 2011 was $5.0 million, an increase of $2.7 million, or 112% from the year ended December 31, 2010. This increase was a result of an increase in our average number of owned Handymax vessels to 4.00 from 1.91 for the years ended December 31, 2011and 2010, respectively.

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

          Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which are currently operating in Scorpio Group Pools or in the spot market, in addition to availability under our 2010 Revolving Credit Facility, 2011 Credit Facility, 2013 Credit Facility (as defined later), which will be used for the partial financing of newbuildings to be delivered after the first quarter of 2014, and cash on hand. The Scorpio Group Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates. We believe these cash flows from operations, amounts available under our various credit facilities and our cash balance will be sufficient to meet our existing liquidity needs for the next 12 months from the date of this annual report.

          As of December 31, 2012, our cash balance was $87.2 million, which is an increase from our cash balance of $36.8 million as of December 31, 2011. Additionally, at December 31, 2012 we had $67.4 million in availability under our 2010 Revolving Credit Facility. The increase in cash balance was primarily due to net proceeds from the sales of STI Conqueror, STI Matador, STI Gladiator, STI Coral and STI Diamond, drawdowns on various credit facilities, and proceeds from registered direct placements of common shares in April 2012 and December 2012. These increases were offset by bank loan repayments and payments related to our newbuilding vessels.

          For the year ended December 31, 2012, our net cash outflow from operating activities was $1.9 million, our net cash outflow from investing activities was $90.2 million and the net cash inflow from financing activities was $142.4 million. For the year ended December 31, 2011, our net cash outflow from operating activities was $12.5 million, our net cash outflow from investing activities was $122.6 million, and the net cash inflow from financing activities was $103.7 million.

          As of December 31, 2012, our long-term liquidity needs were comprised of our debt repayment obligations for our credit facilities, our obligations for our vessels under construction, and obligations under our charter-in arrangements.

          Our credit facilities require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, minimum interest coverage, maximum leverage ratios, loan to value ratios and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act, or ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

          No vessels are scheduled to be drydocked within the next 12 months.

Cash Flows

          The table below summarizes our sources and uses of cash for the periods presented:

	For the year ended December 31,
In thousands of US dollars	2012	2011	2010
Condensed Cash Flows
Net cash inflow/(outflow)
Operating activities	$(1,928)	$(12,452)	$4,907
Investing activities	(90,155)	(122,573)	(245,595)
Financing activities	142,415	103,671	308,431

For the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Net cash outflow from operating activities

          Net cash outflow from operating activities was $1.9 million for the year ended December 31, 2012, which was an increase of $10.5 million from a cash outflow of $12.5 million the year ended December 31, 2011. The increase was primarily attributable to (i) an increase in vessel revenue of $33.3 million (ii) a decrease in vessel operating costs of $1.0 million (iii) earnings from profit or loss arrangements of $0.4 million (iv) a decrease in drydock payments of $0.8 million (v) changes in working capital movements of $9.1 million and (vi) a decrease in financial expenses of $1.7 million (excluding non-cash items such as deferred financing fee amortization). These changes were offset by (i) an increase in voyage expenses of $14.9 million and (ii) an increase in charterhire expense of $21.0 million.

Net cash outflow from investing activities

          Cash outflow from investing activities was $90.2 million for the year ended December 31, 2012 compared to net cash outflows of $122.6 million for the year ended December 31, 2011. Investment activity during the year ended December 31, 2012 was driven by payments on our newbuilding vessels of $191.5 million (including capitalized costs). This was offset by the sales of STI Conqueror, STI Matador, STI Gladiator, STI Coral and STI Diamond for aggregate net proceeds of $101.3 million.

          Cash outflow from investing activities was $122.6 million for the year ended December 31, 2011. Investment activity during the year ended December 31, 2011 was driven by the purchase of STI Coral and STI Diamond for an aggregate purchase price of $71.0 million (including a 1% commission paid to Liberty, our related party Administrator at that time, along with other capitalized costs). Additionally, as of December 31, 2011, we had made payments of $51.0 million relating to our newbuilding vessels under construction at HMD.

Net cash inflow from financing activities

          Cash provided by financing activities was $142.4 million for the year ended December 31, 2012 compared to cash provided by financing activities of $103.7 million for the year ended December 31, 2011. Financing activities during the year ended December 31, 2012 were driven by the receipt of net proceeds of $153.1 million from two registered direct placements of common shares in April and December 2012, borrowings of $32.2 million under our 2010 Revolving Credit Facility, and borrowings of $92.0 million under our Newbuilding Credit Facility. These inflows were offset by repayments of $106.0 million into the 2010 Revolving Credit Facility, principal payments of $2.8 million into the STI Spirit Credit Facility, $18.2 million into the 2011 Credit Facility (of which $16.1 million was the repayment made as a result of the sale of STI Coral) and $2.1 million into the Newbuilding Credit Facility. Cash outflows from financing activities also include the acquisition of treasury shares of $2.4 million and debt issuance costs of $3.3 million.

          Financing activities during the year ended December 31, 2011 were driven by net proceeds of $68.5 million from an underwritten public offering of common shares in May 2011, net proceeds of $36.5 million from an underwritten public offering of common shares in November 2011, borrowings of $35.0 million under the 2011 Credit Facility, borrowings of $27.3 million under the STI Spirit Credit Facility, and borrowings of $53.0 million under the 2010 Revolving Credit Facility. These inflows were offset by payments of $99.0 million into the 2010 Revolving Credit Facility, principal payments on all of our credit facilities of $10.6 million, payment of debt issuance cost of $4.1 million under the 2011 Credit Facility, STI Spirit Credit Facility and the 2010 Revolving Credit Facility along with $2.9 million of costs related to the repurchase of our common shares.

For the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Cash inflow/(outflow) from operating activities

          Net cash outflow operating activities was $12.5 million for the year ended December 31, 2011, which was a decrease of $17.4 million from the year ended December 31, 2010. The decrease was primarily attributable to (i) an increase in vessel operating costs of $12.9 million, (ii) an increase in voyage expenses of $4.3 million, (iii) an increase in charterhire expense of $22.5 million, (iv) an increase in general and administrative expenses of $4.4 million (excluding non-cash items), (v) a net increase in interest expense of $3.8 million, (vi) a net increase in working capital movements of $11.5 million, (vii) a decrease in receipts from shareholders of $1.9 million, and (viii) an increase in drydock payments of $1.5 million. These decreases were partially offset by (i) an increase in vessel revenue of $43.3 million, (ii) a decrease in other expenses of $0.4 million and (iii) a decrease in interest rate swap termination payments of $1.9 million.

Cash outflow from investing activities

          Cash outflow from investing activities was $122.6 million for the year ended December 31, 2011 compared to $245.6 million for the year ended December 31, 2010. Investment activity during the year ended December 31, 2011 was driven by the purchase of STI Coral and STI Diamond for an aggregate purchase price of $71.0 million (including a 1% commission paid to Liberty, our related party Administrator (at that time), along with other capitalized costs). Additionally, we entered into agreements with HMD for the construction of a total of six newbuilding vessels as of December 31, 2011 for an aggregate purchase price of $223.4 million of which, $51.0 million was paid as of that date. The first five newbuilding vessels were delivered to us in third quarter of 2012 and the sixth newbuilding vessel was delivered in January 2013.

          Investment activity during the year ended December 31, 2010 was driven by the purchase of seven product tankers during the period. Two of the tankers, STI Harmony and STI Heritage, are LR1 ice class 1A sister ships and were acquired for an aggregate purchase price of $92.9 million (including a 1% commission paid to Liberty, a related party), which included $2.3 million related to the value of the existing time charter contracts. Four of the other vessels, STI Conqueror, STI Matador, STI Gladiator and STI Highlander are Handymax vessels that were acquired for $100.0 million in aggregate (including a 1% commission paid to Liberty, our related party Administrator). The last vessel, STI Spirit was acquired for $52.7 million which included $0.1 million related to the value of purchase options on two additional vessels which expired unexercised in September 2011.

Cash inflow from financing activities

          Cash inflow from financing activities was $103.7 million for the year ended December 31, 2011 compared to $308.4 million for the year ended December 31, 2010. Financing activity during the year ended December 31, 2011 was driven by net proceeds of $68.5 million from an underwritten public offering in May 2011, net proceeds of $36.5 million from an underwritten public offering in November 2011, borrowings of $35.0 million under the 2011 Credit Facility, borrowings of $27.3 million under the STI Spirit Credit Facility, and borrowings of $53.0 million under the 2010 Revolving Credit Facility offset by payments of $99.0 million into the 2010 Revolving Credit Facility, principal payments on all of our credit facilities of $10.6 million, payment of deferred financing fees of $4.1 million under the 2011 Credit Facility, STI Spirit Credit Facility and the 2010 Revolving Credit Facility along with $2.9 million of costs related to the repurchase of our common shares. Financing activity during the year ended December 31, 2010 was driven from our initial public offering of $154.8 million and $150.0 million of borrowings under the 2010 Revolving Credit Facility, which were offset by principal payments of $4.8 million under the 2010 Revolving Credit Facility, the repayment of $39.8 million under the 2005 Credit Facility, $2.6 million of costs related to the repurchase of our common shares and the payment of deferred financing fees of $2.2 million under the 2010 Revolving Credit Facility.

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

2010 Revolving Credit Facility

          On June 2, 2010, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DNB Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V, for a senior secured term loan facility of up to $150 million. On July 12, 2011, we amended and restated the credit facility to convert it from a term loan to a reducing revolving credit facility. This gave us the ability to pay down and re-borrow from the total available commitments under the loan.

          In March, April and May 2012, we sold three of our Handymax vessels, STI Conqueror for $21.0 million, STI Gladiator for $16.2 million, and STI Matador for $16.2 million. The availability of the 2010 Revolving Credit Facility permanently decreased by $31.0 million as a result of these vessel sales. Commitments are now reduced by $3.1 million each quarter, with a lump sum reduction of $39.9 million at the maturity on June 2, 2015. Our subsidiaries that own the vessels that are collateralized by the 2010 Revolving Credit Facility act as guarantors under the amended and restated credit facility. All terms mentioned are defined in the agreement.

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

          The credit facility requires that we comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approval on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

          The financial covenants require us to maintain:

•	The ratio of net debt to capitalization no greater than 0.60 to 1.00.

•

Consolidated tangible net worth no less than $150 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter beginning on July 1, 2010 and 50% of the value of any new equity issues from July 1, 2010 going forward.

•

The ratio of EBITDA to interest expense no less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 until the fourth quarter of 2012, at which point the ratio will increase to: (i) 1.50 to 1.00 for the first quarter of 2013, (ii) 1.75 to 1.00 for the second quarter of 2013 and (iii) 2.00 at all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•

Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) not less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until we owns, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

          In December 2012, we raised net proceeds of $127.2 million from a registered direct placement of common shares and as part of the use of proceeds of this offering, we voluntarily repaid $50.0 million into our 2010 Revolving Credit Facility.

          As of December 31, 2012 and December 31, 2011 the outstanding balance was $17.2 million and $91.0 million, respectively, and the amount available to be drawn was $67.4 million and $37.9 million, respectively. We were in compliance with the financial covenants relating to this facility as of December 31, 2012.

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

          The financial covenants require us to maintain:

•	The ratio of debt to capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $150 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter.

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

•

Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) not less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•

The aggregate fair market value of STI Spirit not less than (i) 140% of the then outstanding loan balance if the vessel is operating in a pool or in the spot market or (ii) 130% of the then outstanding loan if the vessel is on time charter with a duration of at least one year.

          As described above, our STI Spirit Credit Facility requires that the charter-free market value of the STI Spirit shall be no less than 140% of the then outstanding loan balance. In order to stay in compliance with this covenant, we made prepayments of $0.8 million in June, 2012, and $1.3 million in December 2012 which will be applied to the next four quarterly payments.

          As of December 31, 2012 the outstanding balance on this facility was $23.4 million, which includes a reduction for the prepayments discussed above. We were in compliance with the financial covenants relating to this facility as of December 31, 2012

2011 Credit Facility

          On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DNB NOR Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V., for a senior secured term loan facility of up to $150 million. On September 22, 2011 and December 22, 2011 we amended the loan agreement to extend the availability period and we amended the margin and certain financial covenants. On July 20, 2012, we extended the availability period of the 2011 Credit Facility until January 31, 2014 which was previously scheduled to expire in May 2013. As a result of this amendment, we wrote-off $3.0 million in deferred financing fees within Financial Expenses in our consolidated financial statements attached hereto.

          Borrowings under this credit facility are available until January 31, 2014. Drawdowns under the credit facility bear interest as follows: (1) until December 29, 2011, at LIBOR plus an applicable margin of (i) 2.75% per annum when our debt to capitalization (total debt plus equity) ratio is less than 45%, (ii) 3.00% per annum when our debt to capitalization ratio is greater than or equal to 45% but less than or equal to 50% and (iii) 3.25% when our debt to capitalization ratio is greater than 50%; (2) from December 30, 2011 through September 30, 2013, at LIBOR plus an applicable margin of 3.50% per annum and (3) from October 1, 2013 and at all times thereafter, at LIBOR plus an applicable margin of (i) 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and (ii) 3.50% per annum when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. The credit facility matures on May 3, 2017 and can only be used to finance up to 50% of the cost of future vessel acquisitions, which vessels would be the collateral for the credit facility.

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

The financial covenants require us to maintain:

•	The ratio of net debt to capitalization no greater than 0.60 to 1.00.

•

Consolidated tangible net worth not less than $150 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 1, 2010 going forward.

•

The ratio of EBITDA to interest expense not less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 until the fourth quarter of 2012, at which point it will increase to: (i) 1.50 to 1.00 for the first quarter of 2013, (ii) 1.75 to 1.00 for the second quarter of 2013 and (iii) 2.00 to 1.00 at all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•

Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) not less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

          In August 2012, we sold STI Diamond and in September 2012, STI Coral for an aggregate amount of $50.5 million. A portion of the proceeds from the sale of STI Coral was used to repay $16.1 million of debt outstanding on the 2011 Credit Facility. STI Onyx, a newbuilding vessel which was delivered to us in September 2012, was substituted as collateral under the 2011 Credit Facility on the outstanding borrowings related to STI Diamond.

          The outstanding balance on this facility at December 31, 2012 and December 31, 2011 was $15.5 million and $33.6 million, respectively. At December 31, 2012, there was $115.0 million available for borrowing which may be used to finance up to 50% of future vessel acquisitions.

          In January 2013, we drew down $17.0 million in connection with the delivery of the sixth vessel in our Newbuilding Program, STI Sapphire. In March 2013, we drew down $17.4 million in connection with the delivery of the seventh vessel in our Newbuilding Program, STI Emerald. As of the date of this annual report, there was $49.9 million outstanding under this facility and $80.6 million available for borrowing which can be used to finance up to 50% of future vessel acquisitions.

          We were in compliance with the financial covenants relating to this facility as of December 31, 2012.

Newbuilding Credit Facility

          On December 21, 2011, we executed a credit facility agreement with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB for a senior secured term loan facility of up to $92.0 million. During the year ended December 31, 2012, we drew down an aggregate of $92.0 million from this facility to partially finance the deliveries of STI Amber, STI Topaz, STI Ruby and STI Garnet ($23.0 million per vessel). These vessels are owned individually by certain of our subsidiaries, who together are the borrowers under this credit facility, and Scorpio Tankers Inc. is the guarantor. Borrowings under the credit facility bear interest at LIBOR plus an applicable margin of 2.70% per annum. A commitment fee equal to 1.10% per annum is payable on the unused daily portion of the credit facility.

          The facility is separated into four tranches (one tranche per vessel) and the four vessels are collateral for the credit facility. The repayment of the tranche relating to the respective vessel commenced after delivery of that vessel in quarterly installments of $375,000, which equates to a repayment profile of 15.33 years. Each tranche is scheduled to mature approximately seven years after delivery of the relevant vessel from the shipyard.

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

The financial covenants require us to maintain:

•	The ratio of debt to capitalization no greater than 0.60 to 1.00.

•

Consolidated tangible net worth not less than $150 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 2, 2010 going forward.

•

The ratio of EBITDA to interest expense not less than 2.00 to 1.00 commencing with the third fiscal quarter of 2011 until the fourth quarter of 2012, and 2.50 to 1.00 for all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•

Unrestricted cash and cash equivalents not less than $15.0 million, until we owns, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•

The aggregate fair market value of the collateral vessels shall at all times not less than 140% (120% if the vessel is subject to acceptable long term employment) of the aggregate principal amount outstanding plus a pro rata amount of any allocable swap exposure for the credit facility.

          As of December 31, 2012, the outstanding balance on this facility was $89.8 million and the facility was fully drawn.

          We had no borrowings outstanding under this facility at December 31, 2011. We were in compliance with the financial covenants relating to this facility as of December 31, 2012.

2013 Credit Facility

          In February 2013, we signed a commitment letter for a $267.0 million credit facility, or the 2013 Credit Facility, with Nordea Bank Finland plc, acting through its New York branch, ABN AMRO Bank N.V, and Skandinaviska Enskilda Banken AB.

          The 2013 Credit Facility is expected to consist of a $114.0 million delayed draw term loan facility and a $153.0 million revolving credit facility. The 2013 Credit Facility is expected to be secured by, among other things, a first-priority cross-collateralized mortgage on certain vessels for which we have entered into newbuilding contracts, or the Firm Vessels, and certain vessels for which we may exercise construction options, or the Option Vessels, and together with the Firm Vessels, the Collateral Vessels. Our subsidiaries that own the Collateral Vessels are expected to act as joint and several guarantors under the 2013 Credit Facility.

          A single drawdown of the term loan may occur in connection with the delivery of each Firm Vessel in an amount equal to the lesser of 60% of (i) the loan amount allocated for such vessel or (ii) its fair market value. The initial drawdown of each revolving loan may occur in connection with the delivery of an Option Vessel and is similarly capped at the lesser of 60% of the loan amount or fair market value, with such amount, once drawn, available on a revolving basis. Drawdowns under the term loan are expected to be available until January 31, 2015 and drawdowns under the revolving loan are expected to be available until July 31, 2015 and each will bear interest at LIBOR plus an applicable margin of 3.50%.

          Under the terms outlined in the commitment letter, the term loan shall be repaid and the revolving loans reduced, in each case, in an amount equal to 1/60th of such loan on a consecutive quarterly basis until final maturity on the sixth anniversary of the facility.

          In addition to restrictions imposed upon the owners of the Collateral Vessels (such as, limitations on liens and limitations on the incurrence of additional indebtedness), the 2013 Credit Facility is expected to include financial covenants that require us to maintain:

•	minimum liquidity of at least the greater of $25 million or 5% of total indebtedness;

•

a consolidated tangible net worth no less than (i) $150 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter beginning on July 1, 2010 and (ii) 50% of the value of any new equity issues from July 1, 2010 going forward.

•	a ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	a ratio of EBITDA to net interest expense greater than 2.00 to 1.00 through September 30, 2013 and 2.50 to 1.00 thereafter.

•	the aggregate fair market value of the Collateral Vessels shall at all times be no less than 140% of the then aggregate outstanding principal amount of loans under the credit facility.

          Our ability to close the 2013 Credit Facility and our ability to draw down on the facility are each subject to usual and customary conditions precedent, including the negotiation and execution of final documentation.

Derivative Contracts

Interest Rate Swaps

          In August 2011, we entered into six interest rate swap agreements with three different banks to manage the interest costs and the risk associated with changing interest rates on our 2010 Revolving Credit Facility and 2011 Revolving Credit Facility. The notional amount of the swaps relating to the 2010 Revolving Credit Facility is $51.0 million with an average fixed rate of 1.27% starting on July 2, 2012 and expiring on June 2, 2015. The notional amount of the swaps relating to the 2011 Credit Facility was $24.0 million with an average fixed rate of 1.30% starting on July 2, 2012 and expiring on June 30, 2015.

          In August and September 2012, we completed the sales of STI Coral and STI Diamond, respectively and as a result, we reduced the notional amount on the interest rate swaps relating to the 2011 Credit Facility to $15.0 million from $24.0 million in aggregate. As a result of the reduction, we recognized a loss of $0.2 million which was reclassified out of other comprehensive loss into the statement of profit or loss and recorded as a component of loss on sale of vessels.

          In December 2012, we raised net proceeds of $127.2 million from a registered direct placement of common shares and as part of the use of proceeds of this offering, we voluntarily repaid $50.0 million into our 2010 Revolving Credit Facility. After the payment, we had $17.2 million of debt outstanding under the 2010 Revolving Credit Facility, which is less than the total notional amount of $51.0 million for the three interest rate swaps related to the facility. As such, the swaps related to the 2010 Revolving Credit Facility no longer met the criteria for hedge accounting and we therefore de-designated the hedge relationship prospectively and reclassified all amounts accumulated in other comprehensive income ($1.0 million) to the statement of profit or loss for the year ended December 31, 2012 as a component of Financial Expenses.

          The interest rate swaps relating to the 2011 Credit Facility continue to qualify for hedge accounting. Hedge effectiveness is measured quarterly. Accordingly, changes in their fair value, which the hedge is deemed to be effective, are recognized directly in other comprehensive income and classified as ‘hedging reserves’. Changes in their fair value for any portion deemed to be ineffective are recognized in the consolidated statement of profit or loss. The fair market value of the interest rate swaps relating to both the 2010 Revolving Credit Facility and 2011 Credit Facility at December 31, 2012 and December 31, 2011 was a liability of $1.4 million and $0.7 million, respectively.

Profit or loss sharing agreements

          In July 2012, we entered into a profit or loss sharing arrangement on the earnings of an LR1 vessel that is not owned or operated by us. Under the agreement, 50% of the profits and losses will be shared with the counterparty. The counterparty to this agreement was time chartering-in this vessel for a period of six months at $12,750 per day and this agreement expired in January 2013.

          In September 2012, we took delivery of an LR1, FPMC P Eagle, on a time charter-in arrangement for one year at $12,800 per day. We also entered into a profit and loss sharing arrangement whereby 50% of the profits and losses relating to this vessel above or below the charterhire rate will be shared with a third party that neither owns nor operates this vessel.

          These agreements are being treated as derivatives, recorded at fair value with any resultant gain or loss recognized in the statement of profit or loss. Changes in fair value are recorded as unrealized gains and losses on derivative financial instruments and actual earnings are recorded as earnings from profit or loss agreements, within the consolidated statement of profit or loss. The fair value of instrument is determined by comparing published time charter rates to the charterhire rate and discounting those cash flows to their estimated present value.

          For the year ended December 31, 2012, we recognized earnings of $0.4 million and an unrealized loss of $0.2 million. There were no similar arrangements in 2011.

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

          On November 22, 2010, we closed on a follow-on public offering of 4,575,000 shares of common stock at $9.80 per share. After deducting underwriters’ discounts and paying offering expenses, the net proceeds were $41.8 million, and 510,204 shares were issued in a concurrent private placement to a member of the Lolli-Ghetti family for total proceeds of $5.0 million. On December 2, 2010, we closed the issuance of 686,250 shares of common stock at $9.80 and received $6.4 million, after deducting underwriters’ discounts, when the underwriters in our follow-on public offering fully exercised their over-allotment option.

          On May 18, 2011, we closed on a follow-on public offering of 6,000,000 shares of common stock and also closed on the underwriters’ over-allotment option to purchase 900,000 additional common shares at an offering price of $10.50 per share. We received net proceeds of $68.5 million, after deducting underwriters’ discounts and offering expenses.

          On December 6, 2011, we closed on a follow-on public offering of 7,000,000 shares of common stock at an offering price of $5.50 per share. We received net proceeds of $36.5 million, after deducting underwriters’ discounts and estimated offering expenses.

          In April 2012, we closed on the sale of 4,000,000 shares of common stock in a registered direct placement of common shares at an offering price of $6.75 per share. We received net proceeds of $25.9 million, after deducting the placement agents’ discount and offering expenses.

          In December 2012, we closed on the sale of 21,639,774 shares of common stock in a registered direct placement of common shares at an offering price of $6.10 per share. We received net proceeds of $127.2 million, after deducting the placement agents’ discount and offering expenses.

          In February 2013, we closed on the sale 30,672,000 shares of common stock in a registered direct placement of common shares at an offering price of $7.50 per share. We received net proceeds of $222.1 million, after deducting placement agents’ discounts and offering expenses.

          In March 2013, we closed on the sale 29,012,000 shares of common stock in a registered direct placement of common shares at an offering price of $8.10 per share. We received net proceeds of $226.7 million, after deducting placement agents’ discounts and offering expenses.

CAPITAL EXPENDITURES

Vessel acquisitions

          Since June 2011, we have entered into agreements to construct 40 fuel efficient newbuilding product tankers with shipyards including HMD, SPP, HSHI and DSME, which we refer to as our Newbuilding Program. As of the date of this annual report, seven of the vessels in our Newbuilding Program have been delivered to us. We currently have contracts for the construction of 33 vessels, consisting of 11 MR product tankers with HMD for an aggregate purchase price of $368.6 million, eight MR product tankers with SPP for an aggregate purchase price of $267.0 million, six Handymax ice class-1A tankers with HMD for an aggregate purchase price of $187.5 million, six LR2 product tankers with HSHI for an aggregate purchase price of $303.0 million and two LR2 product tankers with DSME for an aggregate purchase price of $100.0 million.

          One of the vessels in our Newbuilding Program is expected to be delivered to us by April 2013 and the remaining 32 within 2014.

          We made $152.5 million of instalment payments during the first quarter of 2013, which includes $44.2 million in aggregate for the delivery instalment payments on STI Sapphire in January 2013 and STI Emerald in March 2013. Our remaining commitments under all newbuilding vessel agreements as of the date of this report, including the above mentioned vessels are as follows*:

Q2 2013	$41.6	million
Q3 2013	114.3	million
Q4 2013	74.1	million
Q1 2014	77.6	million
Q2 2014	302.0	million
Q3 2014	241.0	million
Q4 2014	250.9	million
Total	$1,101.5	million

*These are estimates only and are subject to change as construction progresses.

          As of the date of this annual report, we have paid $124.7 million of installment payments related to the newbuilding product tankers that we have contracted to purchase, and are committed to make additional installment payments of $1,101.5 million. We will need to secure additional debt or equity financing or both in addition to our 2013 Credit Facility to fully fund the remaining balance of our newbuilding obligations.

Vessel disposals

          We sold three Handymax vessels in 2012, STI Conqueror for $21.0 million in March 2012, STI Matador for $16.2 million in April 2012, and STI Gladiator for $16.2 million in May 2012, and recorded a $4.5 million loss in connection with the sales of these vessels and the availability of the 2010 Revolving Credit Facility decreased by $31.0 million.

          We also completed the sales of two MR product tankers, STI Diamond and STI Coral, in August 2012 and September 2012, respectively, for $25.25 million each, and recorded a $5.9 million loss in connection with the sales of these vessels. A portion of the proceeds from the sale of STI Coral was used to repay $16.1 million under our 2011 Credit Facility. STI Onyx, a newbuilding vessel which was delivered to us in September 2012, was substituted as collateral under our 2011 Credit Facility on our outstanding borrowings related to the STI Diamond. Please see “– Liquidity and Capital Resources – Long Term Debt Obligations and Credit Arrangements – 2011 Credit Facility.”

Drydock

          During 2012, we drydocked two of our owned vessels, STI Heritage and STI Spirit for an aggregated drydock cost of $2.9 million and a total of 38 off-hire days.

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

Share Buy-Back

          On July 9, 2010, the board of directors authorized a share buyback program of up to $20 million. As of December 31, 2012, we have purchased $7.9 million of shares in the open market at an average price of $6.78. See Item 16E for further information.

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information

See Item 4.B. “The International Tanker Industry.”

E.	Off-Balance Sheet Arrangements

          As of December 31, 2012, we were committed to make charter-hire payments to third parties for certain chartered-in vessels. These arrangements are accounted for as operating leases. Additionally, we are committed to make payments on our newbuilding vessel orders. See Item 5.B. – “Liquidity and Capital Resources” for further information.

F.	Tabular Disclosure of Contractual Obligations

          The following table sets forth our total contractual obligations at December 31, 2012:

Amounts in thousands of US dollars	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years

Bank loan(1)	$7,608	$34,974	$26,446	$76,913
Estimated interest payments(2)	5,662	10,010	7,374	3,491
Interest rate swap derivative contracts(3)	635	748	—	—
Bank loan - commitment fees(4)	2,516	1,094	—	—
Time charter-in commitments(5)	62,612	23,771	—	—
Technical management fees(6)	1,156	263	—	—
Commercial management fees(7)	—	—	—	—
Newbuilding installments (8)	157,149	173,575	—	—
Total	$237,338	$244,435	$33,820	$80,404

(1)

Represents principal payments due on our 2010 Revolving Credit Facility, 2011 Credit Facility, STI Spirit Credit Facility and Newbuilding Credit Facility based on our outstanding borrowings as of December 31, 2012.

(2)	Represents estimated interest payments on the variable portion of our credit facilities:

•

For the 2010 Revolving Credit Facility, we used a weighted average of the 2 year and 3 year interest swap rates of 0.43% (as published by the US Federal Reserve as of December 31, 2012) plus a margin of 3.50%, which is the margin for the 2010 Revolving Credit Facility. We used a weighted average of the 2-year and 3-year interest swap rates to reflect the maturity date of this facility of June 2, 2015.

•

For the 2011 Credit Facility, we used a weighted average of the 4-year and 5-year interest swap rates of 0.73% (as published by the US Federal Reserve as of December 31, 2012) plus a margin of 3.50%, which is the margin for the 2011 Credit Facility. We used the weighted average of the 4-year and 5-year interest swap rates to reflect the maturity date of this facility of May 3, 2017.

•

For the STI Spirit Credit Facility, we used a weighted average of the 5-year and 7-year interest swap rates of 0.88% (as published by the US Federal Reserve as of December 31, 2012) plus a margin of 2.75%, which is the margin for the STI Spirit Credit Facility. We used the weighted average of the 5-year and 7-year interest swap rates to reflect the maturity date of this facility of March 17, 2018.

•

For the Newbuilding Credit Facility, we used a weighted average of the 5-year and 7-year interest swap rates of 1.208% (as published by the US Federal Reserve as of December 31, 2012) plus a margin of 2.70%, which is the margin for our Newbuilding Credit Facility. We used the weighted average of the 5-year and 7-year interest swap rates to reflect the maturity date of this facility of June 30, 2019.

(3)	Represents estimated payments due under our interest rate swaps:

•

The three swaps relating to the 2010 Credit Facility with a total notional amount of $51.0 million carry an average fixed interest rate of 1.27% during the time period the swap is outstanding (January 1, 2013 through June 2, 2015). The payments due were estimated by offsetting the fixed payments against the estimated interest received using the forward swap curve at December 31, 2012 for each of the swaps.

•

The three swaps relating to the 2011 Credit Facility with a total notional amount of $15.0 million carry an average fixed interest rate of 1.30% during the time period the swap is outstanding (January 1, 2013 through June 30, 2015). The payments due were estimated by offsetting the fixed payments against the estimated interest received using the forward swap curve at December 31, 2012 for each of the swaps.

(4)

A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of our 2010 Revolving Credit Facility and 2011 Credit Facility. The STI Spirit Credit Facility and Newbuilding Credit Facility were fully drawn as of December 31, 2012.

(5)	Represents amounts due under our time charter-in arrangements as of December 31, 2012.

(6)	We pay our technical manager, SSM, $548 per day per owned vessel.

(7)

We pay our commercial manager, SCM, $250 per day for owned Aframax/LR2 and LR1 vessels and $300 per day for owned MR and Handymax vessels plus 1.25% of gross revenue for vessels that are not in a pool. As of December 31, 2012, all our owned vessels were operating in the pools. See Item 7.B., “Related Party Transactions” for changes to these fees effective January 1, 2013.

(8)	Represents obligations under our agreements with HMD and SPP for the construction of eleven newbuilding vessels, as of December 31, 2012.

G.	Safe Harbor

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

          The significant judgments and estimates are as follows:

Revenue recognition

          We currently generate all revenue from vessels operating in pools or in the spot market. From time to time we also employ our vessels on time charters. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.

          We generated revenue from spot voyages during the year ended December 31, 2012. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

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

          At December 31, 2012, the carrying amounts of all our vessels were greater than their fair values less costs to sell (determined by taking into consideration two independent broker valuations) which served as indicators of impairment. In line with our policy, for each vessel we performed a value in use calculation where we estimated the vessel’s future cash flows based on a combination of the latest, published, forecast time charter rates for the next three years, a steady growth rate in freight rates in each period thereafter which is based on management’s long-term view of the market, and our best estimate of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value, using a pre-tax discount rate based on our current borrowing rates adjusted for certain credit risks. The value in use calculations were greater than the carry amounts of the vessels in all instances, which resulted in no impairment being recognized in 2012.

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

          Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of office of each director is as follows: One will serve for a term expiring at the 2013 annual meeting of shareholders, two will serve for a term expiring at the 2014 annual meeting of the shareholders and two will serve for a term expiring at the 2015 annual meeting of shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., 9, Boulevard Charles III, Monaco 98000.

          Messrs. Lauro and Bugbee, our Chief Executive Officer and President, respectively, participate in business activities not associated with us. As a result, Messrs. Lauro and Bugbee may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of other companies which they may be affiliated, including other Scorpio Group companies. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. While there will be no formal requirements or guidelines for the allocation of Messrs. Lauro’s and Bugbee’s time between our business and the business of members of the Scorpio Group, Messrs. Lauro’s and Bugbee’s performance of their duties will be subject to the ongoing oversight of our board of directors.

Name	Age	Position
Emanuele A. Lauro	34	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	52	President and Class II Director
Brian Lee	46	Chief Financial Officer
Cameron Mackey	44	Chief Operating Officer
Luca Forgione	36	General Counsel
Sergio Gianfranchi	68	Vice President, Vessel Operations
Alexandre Albertini	36	Class III Director
Ademaro Lanzara	69	Class I Director
Donald C. Trauscht	78	Class II Director

          Biographical information with respect to each of our directors and executive officers is set forth below.

Emanuele A. Lauro, Chairman & Chief Executive Officer

          Emanuele A. Lauro, our founder, has served as Chairman and Chief Executive Officer since our initial public offering in April 2010. He joined Scorpio Group in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro’s leadership, Scorpio Group has grown from an owner of three vessels in 2003 to become a leading operator and manager of over 100 vessels in 2013. Over the course of the last years, Mr. Lauro has founded and developed all of the Scorpio Group Tanker Pools in addition to several other ventures such as Scorpio Logistics in 2007, which owns and operates specialized assets engaged in the transshipment of coal and invests in coastal transportation and port infrastructure developments and Scorship Navigation in 2005, which engages in the identification, placement, and management of certain international shipping investments on behalf of retail investors in Europe. Mr. Lauro has a degree in international business from the European Business School, London. He currently serves as non-executive director in various international companies and trade organizations.

Robert Bugbee, President and Director

          Robert Bugbee, has more than 25 years of experience in the shipping industry and has served as President since our initial public offering in April 2010. He joined Scorpio Group in February 2009 and has continued to serve there in senior management. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee most recently served as President from January 2002 until the sale of the company, and he previously served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President of OMI from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1993. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical from 1987 for the M.I.B. Programme at the Norwegian School for Economics and Business administration in Bergen. He has a Fellowship from the International Shipbrokers Association and a B.A. (Honors) from London University.

Brian Lee, Chief Financial Officer

          Brian Lee has served as Chief Financial Officer since our initial public offering in April 2010. He joined Scorpio Group in April 2009 where he continues to serve in a senior management position. He has been employed in the shipping industry since 1998. Prior to joining Scorpio Group, he was the Controller of OMI Corporation from 2001 until the sale of the company in 2007. Mr. Lee has a M.B.A. from the University of Connecticut and has B.S. in Business Administration from the University at Buffalo, State University of New York.

Cameron Mackey, Chief Operating Officer

          Cameron Mackey, has served as Chief Operating Officer since our initial public offering in April 2010. He joined Scorpio Group in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio Group, he was an equity and commodity analyst at Ospraie Management LLC from 2007-2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004-2007 and in Business Development at OMI Corporation from 2002-2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.

Luca Forgione, General Counsel

          Luca Forgione, has served as General Counsel since our initial public offering in April 2010. He joined Scorpio Group in August 2009 where he continues to serve as General Counsel. He is licensed as a lawyer in his native Italy and as a Solicitor of the Supreme Court of England & Wales. Mr. Forgione has eight years of shipping industry experience and has worked in the fields of shipping, offshore logistics, commodity trading and energy since the beginning of his in-house career, most recently with Constellation Energy Commodities Group Ltd. in London, which is part of Constellation Energy Group Inc. listed on the NYSE under “CEG,” from 2007 to 2009, and previously with Coeclerici S.p.a. in Milan from 2004 to 2007. He has experience with all aspects of the supply chain of drybulk and energy commodities (upstream and downstream), and has developed considerable understanding of the regulatory and compliance regimes surrounding the trading of physical and financial commodities as well as the owning, managing and chartering of vessels. Mr. Forgione was a Tutor in International Trade Law and Admiralty Law at University College London (U.K.) and more recently a Visiting Lecturer in International Trade Law at King’s College (U.K.). He has a Masters Degree in Maritime Law from the University of Southampton (U.K.) and a Law Degree from the University of Genoa (Italy).

Sergio Gianfranchi, Vice President, Vessel Operations

          Sergio Gianfranchi, has served as Vice President of Vessel Operations since our initial public offering in April 2010. He served as Operations Manager of our technical manager, SSM, at its headquarters in Monaco from 2002 to 2004. He has been instrumental in launching and operating the Scorpio Group Pools during the last five years, and was employed as the Fleet Manager of SCM, the Scorpio Group affiliate that manages the commercial operations of approximately 50 vessels grouped in the three Scorpio Group Pools, from 2007 to 2009. Mr. Gianfranchi is currently employed as the Pool Fleet Manager of SCM. From 1999 to 2001, Mr. Gianfranchi served as the on-site owner’s representative of the Scorpio Group affiliates named Doria Shipping, Tristan Shipping, Milan Shipping and Roma Shipping, to survey the construction of their Panamax and Post-Panamax newbuilding tankers being built at the 3Maj Shipyard in Rijeka, Croatia. When Mr. Gianfranchi joined SSM in 1989, he began as vessel master of its OBOs (multipurpose vessels that carry ore, heavy drybulk and oil). Upon obtaining his Master Mariner License in 1972, he served until 1989 as a vessel master with prominent Italian shipping companies, including NAI, which is the largest private Italian shipping company and owned by the Lolli-Ghetti family, and Almare, initially a subsidiary of NAI but later controlled by Finmare, the Italian state shipping financial holding company. In this position he served mostly on OBOs, tankers and drybulk carriers. He graduated from La Spezia Nautical Institute in Italy in 1963.

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

Ademaro Lanzara, Director

          Ademaro Lanzara has served as the Chairman of BPV Finance (International) Plc Dublin, a subsidiary of Banca Popolare di Vicenza, Italy, since 2008. He has also served as the deputy Chairman and Chairman of the Audit Committee of Cattolica Life Inc. Dublin since 2011 and Chairman of BPVI Fondi Sgr SpA, Milano since April 2012. From 1963 to 2006, Mr. Lanzara held a number of positions with BNL spa Rome, a leading Italian banking group, including acting as the Chairman of the Credit Committee, Chairman of the Finance Committee and Deputy CEO. He was also a director of Istituto dell’Enciclopedia Italiana fondata da Giovanni Treccani Spa, Rome. He also served as Chairman and/or director of a number of BNL controlled banks or financial companies in Europe, the United States and South America. He formerly served as a director of each of the Institute of International Finance Inc. in Washington DC, Compagnie Financiere Edmond de Rothschild Banque, in Paris, France, ABI—Italian Banking Association in Rome, Italy, FITD—Interbank deposit Protection Fund, in Rome, Italy, ICC International Chamber of Commerce Italian section, Rome, Italy Co-Chairman Round Table of Bankers and Small and Medium Enterprises, European Commission, in Brussels, Belgium. Mr. Lanzara has an economics degree (graduated magna cum laude) from the University of Naples, a law degree from the University of Naples and completed the Program for Management Development (PMD) at Harvard Business School.

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

          We did not pay any compensation to members of our senior executive officers in 2009. We paid an aggregate compensation of $6.3 million and $6.1 million to our senior executive officers in 2012 and 2011, respectively. We paid an aggregate compensation of $3.0 million to our senior executive officers in 2010 for the period April 6, 2010 to December 31, 2010. Executive management remuneration was as follows during these periods:

	For the period ended December 31,
In thousands of US dollars	2012	2011	2010
Short-term employee benefits (salaries)	$2,896	$2,875	$2,060
Share-based compensation (1)	3,368	3,189	922

Total	$6,264	$6,064	$2,982

(1)

Represents the amortization of restricted stock issued under our equity incentive plans in June 2010, January 2011 and January 2012. See Note 14 in the consolidated financial statements for further description.

          Each of our non-employee directors receive cash compensation in the aggregate amount of $45,000 annually, plus an additional fee of $5,000 for each committee on which a director serves plus an additional fee of $15,000 for each committee for which a director serves as Chairman, per year, plus an additional fee of $20,000 to the lead independent director, plus reimbursements for actual expenses incurred while acting in their capacity as a director. During the year ended December 31, 2012 and 2011, we paid an aggregate compensation of $0.4 million and $0.4 million to our directors, respectively. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under “—2010 Equity Incentive Plan.”

          We believe that it is important to align the interests of our directors and management with that of our shareholders. In this regard, we have determined that it will generally be beneficial to us and to our shareholders for our directors and management to have a stake in our long-term performance. We expect to have a meaningful component of our compensation package for our directors and management consisted of equity interests in us in order to provide them on an on-going basis with a meaningful percentage of ownership in us.

          We do not have a retirement plan for our officers or directors.

2010 Equity Incentive Plan

          We have adopted an equity incentive plan, which we refer to as the plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We have reserved a total of 1,148,916 common shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan and it is not expected that any additional common shares will be reserved for issuance under our equity incentive plan prior to the third anniversary of the closing of our initial public offering. The plan is administered by our compensation committee. We issued a total of 559,458 restricted shares under the plan to our executive officers in the second quarter of 2010 which will vest in three equal installments on the third, fourth and fifth anniversaries, respectively, of the closing date of the initial public offering, which was April 6, 2010. In the second quarter of 2010, we also issued 9,000 restricted shares to our independent directors, which vested on April 6, 2011. We issued a total of 281,000 restricted shares under the plan to our executive officers in the first quarter of 2011 which will vest ratably in three equal installments on the first, second and third anniversaries, respectively, of the grant date, which was January 31, 2011. In the first quarter of 2011, we also issued 9,000 restricted shares to our independent directors, which vest on January 31, 2012. In the first quarter of 2012, we issued a total of 281,000 restricted shares under the plan to our executive officers, which will vest ratably in three equal installments on the first, second and third anniversaries of the grant date, which was January 31, 2012. In the first quarter of 2012, we also issued 9,000 restricted shares to our independent directors, which vest on January 31, 2013.

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

          Upon a change in control of us, the annual bonus provided under the employment agreement becomes a fixed bonus of up to 150% of the executive’s base salary. If an executive’s employment is terminated within two years of a change in control due to either disability or a reason other than “for cause,” he will be entitled to receive upon termination an assurance bonus equal to such fixed bonus and an immediate lump-sum payment in an amount equal to three times the sum of the executive’s then current base salary and the assurance bonus, and he will continue to receive all salary, compensation payment and benefits, including additional bonus payments, otherwise due to him, to the extent permitted by applicable law, for the remaining balance of his then-existing employment period. If an executive’s employment is terminated for cause or voluntarily by the employee, he shall not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination, unless he voluntarily terminated his employment in connection with certain conditions. Those conditions include a change in control combined with a significant geographic relocation of his office, a material diminution of his duties and responsibilities, and other conditions identified in the employment agreement.

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

          As of December 31, 2012, we had ten employees. SSM and SCM were responsible for our commercial and technical management.

E.	Share Ownership

          The following table sets forth information regarding the share ownership of the our common stock as of the date of this annual report by our directors and officers, including the restricted shares issued to our executive officers and to our independent directors as well as shares purchased in the open market.

Name	No. of Shares		% Owned
Emanuele A. Lauro (1)	704,145		0.57%
Robert Bugbee (2)	611,958		0.50%
All other officers and directors individually		*	*

(1)	Includes 262,418 shares of restricted stock from the 2010 Equity Incentive Plan.

(2)	Includes 262,418 shares of restricted stock from the 2010 Equity Incentive Plan.

*	The remaining officers and directors individually each own less than 1% of our outstanding shares of common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

          The following table sets forth information regarding beneficial ownership of our common stock for owners of more than five percent of our common stock, of which we are aware as of the date of this annual report.

Name	No. of Shares	% Owned
Galahad Securities Limited (1)	12,396,721	13.1%
Claren Road Asset Management LLC (2)	9,260,000	7.5%
Wellington Management Company, LLP (3)	7,814,974	12.2%
Kensico Capital Management Corporation, Michael Lowenstein and Thomas J. Coleman (4)	5,930,049	9.3%
Oceanic Hedge Fund, Oceanic Opportunities Master Fund, L.P., Oceanic Investment Management Limited, Oceanic Opportunities GP Limited, Tufton Oceanic (Isle of Man) Limited and Cato Brahde (5)	4,900,040	5.2%
Wellington Trust Company, NA (6)	3,497,676	5.5%

	(1)	This information is derived from Schedule 13G/A filed with the SEC on February 11, 2013.

	(2)	This information is derived from Schedule 13G filed with the SEC on March 25, 2013

	(3)	This Information is derived from a Schedule 13G/A filed with the SEC on February 14, 2013.

	(4)	This Information is derived from a Schedule 13G/A filed with the SEC on February 13, 2013.

	(5)	This Information is derived from a Schedule 13G/A filed with the SEC on February 14, 2013.

	(6)	This Information is derived from a Schedule 13G/A filed with the SEC on February 14, 2013.

B.	Related Party Transactions

Management of Our Fleet

Commercial and Technical Management

          Our vessels are commercially managed by SCM and technically managed by SSM, pursuant to a Master Agreement, which may be terminated upon a two year notice. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement.

          SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Group Pools. For commercial management of our vessels that do not operate in any of the Scorpio Group Pools, we pay SCM a fee of $250 per vessel per day for each Panamax, LR1, LR2 vessel and $300 per vessel per day for each of our Handymax and MR vessels, plus 1.25% commission on gross revenues per charter fixture. Effective January 1, 2013, the Scorpio Group pool participants collectively pay SCM a pool management fee of $250 per vessel per day with respect to our LR2 vessels, $300 per vessel per day with respect to each of our Panamax vessels and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. These are the same fees that SCM charges other vessels in these pools, including third party owned vessels.

          SSM’s services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We currently pay SSM $548 per vessel per day to provide technical management services for each of our vessels. This fee is lower than that charged to third parties by SSM.

Administrative Services Agreement

          Liberty Holding Company Ltd., or Liberty, is a Scorpio Group affiliate which provided us with administrative services pursuant to an administrative services agreement until March 13, 2012 when the administrative services agreement was assigned to SSH, a company controlled by the Lolli-Ghetti, family pursuant to a novation agreement to which we were a party. The effective date of the novation was November 9, 2009, the date that we first entered into the agreement with Liberty. The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space. SSH also arranges vessel sales and purchases for us. Further, pursuant to our administrative services agreement, SSH, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt. We expect that SSH will sub-contract many of its responsibilities to other entities within the Scorpio Group.

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

Tanker pools

          To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers. When we employ a vessel in the spot charter market, we generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. The earnings allocated to vessels (charterhire expense for the pool) are aggregated and divided on the basis of a weighted scale, or Pool Points, which reflect comparative voyage results on hypothetical benchmark routes. The Pool Point system generally favors those vessels with greater cargo-carrying capacity and those with better fuel consumption. Pool Points are also awarded to vessels capable of carrying clean products and to vessels capable of trading in certain ice conditions. We currently participate in four pools: the Scorpio LR2 Tanker Pool, the Scorpio Panamax Tanker Pool, Scorpio MR Tanker Pool and the Scorpio Handymax Tanker Pool.

          SCM is responsible for the commercial management of participating vessels in the pools, including the marketing, chartering, operating and bunker (fuel oil) purchases of the vessels. The Scorpio LR2 Pool is administered by Scorpio LR2 Pool Ltd., the Scorpio Panamax Tanker Pool is administered by Scorpio Panamax Tanker Pool Ltd., or SPTP, the Scorpio MR Tanker Pool is administered by Scorpio MR Tanker Pool Ltd, or SMRP and the Scorpio Handymax Tanker Pool is administered by Scorpio Handymax Tanker Pool Ltd., or SHTP. Our founder, Chairman and Chief Executive Officer is a member of the Lolli-Ghetti family which owns all issued and outstanding stock of SLR2P, SPTP, SMRP and SHTP. Taking into account the recommendations of a pool committee and a technical committee, each of which is comprised of representatives of each pool participant, SLR2P, SPTP, SMRP and SHTP set the respective pool policies and issues directives to the pool participants and SCM. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

Our Relationship with Scorpio Group and its Affiliates

          We were incorporated in the Republic of The Marshall Islands on July 1, 2009 by Simon Financial Limited, or Simon, which is owned by the Lolli-Ghetti family and manages their shipping interests. On October 1, 2009, (i) Simon, through its wholly-owned subsidiary, Liberty Holding Company Ltd., or Liberty, transferred three operating subsidiary companies to us that owned the vessels in our initial fleet consisting of the Venice, Senatore and Noemi; (ii) Liberty became a wholly-owned subsidiary and operating vehicle of Simon; (iii) Scorpio Owning Holding Ltd. became a wholly-owned subsidiary of Liberty; and (iv) we became a wholly-owned subsidiary of Scorpio Owning Holding Ltd. Liberty’s operations include chartered-in vessels, and interests in joint ventures and investments. Scorpio Group does not have an ownership interest in any tanker vessels other than our tanker vessels, and will preclude itself from directly owning product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

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

          The Scorpio Group is owned and controlled by the Lolli-Ghetti family, of which Mr. Lauro is a member. Mr. Lauro is considered to be the acting Chief Executive Officer and Mr. Bugbee is considered to be the acting President of the Scorpio Group. Mr. Lauro is employed by Scorpio Commercial Management and Mr. Bugbee is employed by Scorpio USA LLC, and both entities are affiliates within the Scorpio Group. Mr. Lauro, Mr. Bugbee and other senior management have a minority equity interest in Scorpio Services Holding Limited. We are not affiliated with any other entities in the shipping industry other than those that are members of the Scorpio Group.

          In January 2011, Scorpio Owning Holding Ltd. distributed its shares in Scorpio Tankers Inc. (via a dividend) to the shareholders of Liberty, which is owned by the Lolli-Ghetti family, of which our CEO and Chairman is a member.

          SCM, SSM and SSH our commercial manager, technical manager and administrator, respectively, are affiliates of the Scorpio Group. For information regarding the details regarding our relationship with SCM, SSM and SSH, please see “ – Related Party Transactions – Management of our Fleet.”

Transactions with Related Parties

          Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated statements of profit or loss and balance sheet are as follows:

	For the year ended December 31,
In thousands of US dollars	2012	2011	2010
Pool revenue(1)
Scorpio Panamax Tanker Pool Limited	$26,884	$22,594	$9,645
Scorpio Handymax Tanker Pool Limited	31,280	32,238	5,178
Scorpio MR Pool Limited	9,558	—	—
Scorpio LR2 Pool Limited	4,540	5,195	—
Scorpio Aframax Tanker Pool Limited	—	170	641
Time charter revenue(2)
King Dustin	—	8,507	8,700
Liberty and subsidiaries	—	—	4,780
Vessel operating costs(3)	(2,280)	(2,203)	(1,059)
Commissions(4)	(532)	(270)	(234)
Administrative expenses(5)	(1,862)	(1,937)	(932)
Other(6)	—	—	(131)

(1)

These transactions relate to revenue earned in the Scorpio LR2, Scorpio Aframax, Scorpio Panamax, Scorpio MR and Scorpio Handymax Tanker Pools (the Pools). The Pools are owned by Scorpio LR2 Tanker Pool Limited, Scorpio Aframax Pool Limited, Scorpio Panamax Tanker Pool Limited, Scorpio MR Pool Limited and Scorpio Handymax Tanker Pool Limited, respectively. The Pools are related party affiliates.

(2)

The revenue earned was for Noemi’s time charter with King Dustin (which is 50% jointly controlled by a related party affiliate). In 2010, STI Harmony and STI Heritage were on a time charter with Liberty, a related party affiliate. See Note 16 to the consolidated financial statements for the terms of this time charter.

(3)

These transactions represent technical management fees charged by SSM, a related party affiliate, and included in the vessel operating costs in the consolidated profit or loss statement. We believe our technical management fees for the years ended December 31, 2012, 2011 and 2010 were at market rates because they were the same rates charged to other vessels managed by SSM. Each vessel pays $548 per day for technical management, which was, as noted, lower than that charged to third parties by SSM.

(4)

These transactions represent the expense due to SCM for commissions related to the commercial management services provided by SCM under the Master Agreement (see description below). Each of the vessels paid a commission of 1.25% of their revenue when not in the Pools. When our vessels were in the Pools, SCM, the pool manager, charged fees of $250 per vessel per day with respect to our Panamax/LR1 and LR2 vessels, $300 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.25% commission on gross revenues per charter fixture. These were the same fees that SCM charges other vessels in these pools, including third party owned vessels.

(5)

We have an Administrative Services Agreement with Scorpio Services Holding Limited, or SSH or our Administrator, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. Liberty Holding Company Ltd., or Liberty, a company affiliated with us, acted as our Administrator until March 13, 2012 when the Administrative Services Agreement was assigned to SSH. The effective date of the novation was November 9, 2009, the date that we first entered into the agreement with Liberty. We reimburse our current Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. Our Administrator also arranges vessel sales and purchases for us. The services provided to us by our Administrator may be sub-contracted to other entities within the Scorpio Group.

Our Master Agreement with SCM includes a daily flat fee charged payable to SCM for the vessels that are not in one of the pools managed by SCM. The flat fee was $250 per day for Panamaxes/LR1 and Aframax/LR2 vessels and $300 per day for Handymax and MR vessels. The flat fee was the same rate charged by SCM for vessels in the pools managed by SCM.

•

The expense for the year ended December 31, 2012 of $1.9 million included the flat fee of $0.7 million charged by SCM and administrative fees of $1.2 million charged by SSH and were included in voyage expenses and general and administrative expenses in the consolidated profit or loss statement.

•

The expense for the year ended December 31, 2011 of $1.9 million included the flat fee of $0.3 charged by SCM and administrative fees of $1.7 million charged by SSH and were both included in general and administrative expenses in the consolidated profit or loss statement.

•

The expense for the year ended December 31, 2010 of $0.9 million included the flat fee of $0.2 million charged by SCM and administrative fees of $0.7 million charged by SSH and were both included in general and administrative expenses in the consolidated profit or loss statement.

(6)

In accordance with our Administrative Services Agreement with SSH, we have to reimburse SSH for any direct expenses. These transactions represent reimbursements of $0.1 million to SSH for the year ended December 31, 2010 for expenses related to the registration of the existing shares in the initial public offering which closed on April 6, 2010. In addition, $0.3 million related to expenses for the registration of the shares in the initial public offering were recorded as an offset against the proceeds from the offering. The cash payment was made in 2010.

•

Furthermore, the Administrative Services Agreement with SSH includes a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. These fees are capitalized as part of the carrying value of the related vessel. In the year ended December 31, 2012, we paid SSH an aggregate fee of $2.4 million, which consisted of $0.5 million (recorded to loss from sale of vessels) on the sales of STI Conqueror, STI Gladiator, and STI Matador and $1.9 million on the purchase and delivery of the first five Newbuilding vessels. In the year ended December 31, 2011, we paid SSH an aggregate fee of $0.7 million in May 2011 for the purchase of the STI Coral and STI Diamond. In the year ended December 31, 2010, we paid SSH an aggregate fee of $2.4 million for the purchases of the STI Harmony, STI Heritage, STI Conqueror, STI Matador, STI Gladiator, STI Highlander and STI Spirit.

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of US dollars	2012	2011
Assets:
Accounts receivable (due from the Pools)	$33,271	$18,102

Liabilities:
Accounts payable (owed to the Pools)	59	50
Accounts payable (SSM)	70	8
Accounts payable (SCM)	146	52

          In 2011, we also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. $0.1 million has been charged under this agreement during the year ended December 31, 2012. No amounts were charged under this agreement during the year ended December 31, 2011.

Key management remuneration

     Prior to April 6, 2010, our executive management services were provided by a related party affiliate and included in the management fees described in (5) above. If we were not part of a related party affiliate, and had the same ownership structure and a contract for administrative services for the periods up to April 6, 2010, we estimate our executive management remuneration would have been comparable with the executive management remuneration presented within general and administrative expenses in subsequent periods. Please see Item 6.B. “Compensation” for information regarding the remuneration we pay our key management.

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

B.	Significant Changes

          See Note 23 – Subsequent Events to our consolidated financial statements and notes thereto, included herein.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

          Since our initial public offering, our shares of common stock have traded on the NYSE under the symbol “STNG”. The high and low market prices for our shares of common stock on the NYSE are presented for the periods listed below:

For the Year Ended	High	Low
December 31, 2010*	$13.01	$9.50
December 31, 2011	12.18	4.28
December 31, 2012	7.50	4.93
* For the period beginning March 31, 2010

For the Quarter Ended:	High	Low
March 31, 2011	10.82	9.62
June 30, 2011	12.18	9.25
September 30, 2011	10.08	4.93
December 31, 2011	7.03	4.28
March 31, 2012	7.50	4.93
June 30, 2012	7.50	5.14
September 30, 2012	6.88	5.14
December 31, 2012	7.14	5.19
March 31, 2013 (through and including March 27, 2013)	8.93	6.92

Most Recent Six Months:	High	Low
September 2012	$6.24	$5.20
October 2012	6.07	5.19
November 2012	6.63	5.30
December 2012	7.14	6.11
January 2013	8.50	6.92
February 2013	8.81	7.72
March 2013 (through and including March 27, 2013)	8.93	8.10

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

          Our amended and restated articles of incorporation have been filed as exhibit 3.1 to Amendment No. 2 to our Registration Statement on Form F-1 (Registration No. 333-164940), filed with the SEC on March 18, 2010. Our amended and restated bylaws are filed as exhibit 1.2 to our Annual Report on Form 20-F filed on June 29, 2010. The information contained in these exhibits is incorporated by reference herein.

          Information regarding the rights, preferences and restrictions attaching to each class of our shares of common stock is described in the section entitled “Description of Capital Stock” in the accompanying prospectus to our Registration Statement on Form F-3 (Registration No. 333-186815) with an effective date of February 25, 2013, provided that since the date of that Prospectus Supplement, our total issued and outstanding common shares has increased to 123,511,846 as of the date of this annual report.

C.	Material Contracts

          Attached as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions are included within Item 5.B. with respect to our credit facilities, and Item 7.B. with respect to our related party transactions.

          Other than these contracts, we have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

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

          Unless exempt from United States federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, a foreign corporation such as us will be subject to United States federal income taxation on its “shipping income” that is treated as derived from sources within the United States, which we refer to as “United States source shipping income.” For United States federal income tax purposes, “United States source shipping income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

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

          For our 2012 taxable tax year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.

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

          It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the “Trading Frequency Test”; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the “Trading Volume Test.” We currently satisfy and anticipate that it will continue to satisfy the Trading Frequency Test and Trading Volume Test. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and Trading Volume Tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

          In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified 92 shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In order to benefit from this exception to the 5% Override Rule, we must satisfy certain substantiation requirements in regards to the identity of its 5% Shareholders.

          We believe that we currently satisfy the Publicly-Traded Test and intend to take this position on our United States federal income tax return for the 2012 taxable year However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.

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

          United States Federal Income Taxation of United States Holders

          The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which may be subject to special rules. This discussion only addresses considerations relevant to those United States Holders who hold the common shares as capital assets, that is, generally for investment purposes. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

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

          Dividends paid on our common shares to a United States Holder who is an individual, trust or estate (a “United States Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such United States Non-Corporate Holder at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we believe we have not been, we believe we are not and do not anticipate being in the future); (3) the United States Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any distributions out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

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

          Sale, Exchange or Other Disposition of Common Shares

          Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other 94 disposition and the United States Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are currently eligible for reduced rates of taxation. A United States Holder’s ability to deduct capital losses is subject to certain limitations.

          3.8% Tax on Net Investment Income

          For taxable years beginning after December 31, 2012, a United States Holder that is an individual will generally be subject to a 3.8% tax on the lesser of (1) the United States Holder’s net investment income for the taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000). A United States Holder’s net investment income will generally include dividends paid on our common shares and net gains from the sale, exchange or other disposition of our common shares. Similar rules apply to estates and, in certain cases, trusts. If you are a United States Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of these rules.

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

Taxation of United States Holders Making a Timely QEF Election

          If a United States Holder makes a timely QEF election, which United States Holder we refer to as an “Electing Holder,” the Electing Holder must report for United States federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of United States Non-Corporate Holders would be eligible for preferential capital gain tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A United States Holder would make a timely QEF election for our shares by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when we were a PFIC. If we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above.

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

Interest Rate Risk

          We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and is not for speculative or trading purposes. We had one interest rate swap which expired in April 2010 when the 2005 Credit Facility was repaid. We have six interest rate swaps which we entered into in August 2011 and went into effect on July 1, 2012 for an aggregate notional amount of $75 million, which was reduced to $66.0 million in September 2012. See Note 12 of the consolidated financial statements for further information. The fair market value of our interest rate swaps was a liability of $1.4 million at December 31, 2012.

          Based on the floating rate debt at December 31, 2012, a one-percentage point increase in the floating interest rate would increase interest expense by $1.6 million per year. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of December 31, 2012
Amounts in thousands of US dollars	2013	2014 - 2015	2016 - 2017	Thereafter
Principal payments floating rate debt (unhedged)	$3,007	$27,410	$26,784	$76,913
Principal payments fixed rate debt (hedged)	4,600	7,564	—	—
Total principal payments on outstanding debt	$7,607	$34,974	$26,784	$76,913

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

Foreign Exchange Rate Risk

          Our primary economic environment is the international shipping market. This market utilizes the US dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in US dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the US dollar relative to other currencies will increase the US dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

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

Bunker Price Risk

          Our operating results are affected by movement in the price of fuel oil consumed by the vessels – known in the industry as bunkers. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability. We do not hedge our exposure to bunker price risk.

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

          We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Our controls and procedures are designed to provide reasonable assurance of achieving their objectives.

          We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15e under the Securities Act of 1934) as of December 31, 2012. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2012 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

          In accordance with Rule 13a-15(f) of the Securities Exchange Act of 1934, the management of Scorpio Tankers Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal 100 controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2012 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, management determined that the Company’s internal controls over financial reporting was effective as of December 31, 2012 based on the criteria in Internal Control—Integrated Framework issued by COSO.

          The Company’s internal control over financial reporting, at December 31, 2012, has been audited by Deloitte LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements. Their audit report on the effectiveness of internal control over financial reporting is presented below.

C.	Attestation Report of the Registered Public Accounting Firm.

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Majuro, Marshall Island

We have audited the internal control over financial reporting of Scorpio Tankers Inc. and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 28, 2013 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE LLP

London, United Kingdom

March 28, 2013

D.	Changes in Internal Control Over Financial Reporting.

          None

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

          Our Board of Directors has determined that Mr. Ademaro Lanzara, who serves on the Audit Committee, qualifies as an “audit committee financial expert” and that he is “independent” according to Securities and Exchange Commission rules.

ITEM 16B.	CODE OF ETHICS

          We have adopted a code of ethics applicable to officers, directors and employees, which complies with applicable guidelines issued by the SEC. Our code of ethics is filed as an exhibit to this annual report and can be found on our website at www.scorpiotankers.com. We will also provide a hard copy of our code of ethics free of charge upon written request to Scorpio Tankers Inc., 9 Boulevard Charles III, Monaco, 98000.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.	Audit Fees

          Our principal accountant for fiscal years ended December 31, 2012, 2011 and 2010 was Deloitte LLP (London, United Kingdom), and the audit fees for those periods were $434,247, $380,174 and $218,167, respectively.

B.	Audit-Related Fees

          None.

C.	Tax Fees

          None.

D.	All Other Fees

          During 2012, our principal accountant provided services related to SEC comment letter review and follow-on offerings were completed in April and December 2012. The fees for these services were $38,743, $80,675 and $97,128, respectively. During 2011, our principal accountant provided services related to our F-3 shelf registration and follow-on offerings were completed on May 10, 2011, May 18, 2011 and December 6, 2011, respectively. The fees for these services were $28,982, $72,896 and $86,206, respectively.

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

          On July 9, 2010, the board of directors authorized a share buyback program of $20 million. We repurchase these shares in the open market at the time and prices that we consider to be appropriate. During the year ended December 31, 2012, 447,322 shares have been purchased under the plan at an average price of $5.4546 per share, including commissions. As of the date of this report, 1,170,987 shares have been purchased under the plan at an average price of $6.7793 per share. The amounts purchased during 2012, by month, are set out in the table below:

Issuer Purchases of Equity Securities
Period	(A) Total Number of Shares Purchased	(B) Average Price Paid Per Shares	( C ) Total Number of Shares Purchased as Part of Publicly Announced Programs	(D) Maximum Amount in US $ million that may Yet Be Expected on Share Repurchases Under Programs
June 2012	365,000	$5.48	365,000	$12,501,305
August 2012	75,422	$5.35	75,422	$12,098,149
September 2012	6,900	$5.30	6,900	$12,061,547
Total	447,322	$5.45	447,322	$12,061,547

Officers and directors acquired 163,994 shares during 2012.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

          Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

          There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. The Marshall Islands law and our bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2012 and through the date of this annual report, our non-management directors met in executive session four times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

ITEM 16H. Mine Safety Disclosure

          Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

          Not applicable

ITEM 18.	FINANCIAL STATEMENTS

          The financial information required by this Item is set forth on pages F-1 to F-42 and is filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated Bylaws of the Company (3)
2.1	Form of Stock Certificate (1)
2.3	Form of Senior Debt Securities Indenture (5)
2.4	Form of Subordinated Debt Securities Indenture (5)
4.1	Amended and Restated Loan Agreement for $150 Million Revolving Credit Facility, dated July 12, 2011 (6)
4.2	Letter Agreement to July 12, 2011 Amended and Restated Loan Agreement, dated September 22, 2011(6)
4.3	First Amendatory Agreement to July 12, 2011 Amended and Restated Loan Agreement, dated December 22, 2011 (6)
4.4	2010 Equity Incentive Plan (3)
4.5	Administrative Services Agreement between the Company and Liberty Holding Company Ltd. (2)
4.6	Master Agreement between the Company, SSM and SCM dated January 24, 2013
4.7	Loan Agreement for STI Spirit, dated March 9, 2011 (4)
4.8	Letter Agreement to March 9, 2011 Loan Agreement, dated September 28, 2011 (6)
4.9	First Amendatory Agreement to March 9, 2011 Loan Agreement, dated December 30, 2011 (6)
4.10	Loan Agreement for $150 Million Term Loan Credit Facility, dated May 3, 2011 (6)
4.11	Letter Agreement to May 3, 2011 Loan Agreement, dated September 22, 2011 (6)
4.12	First Amendatory Agreement to May 3, 2011 Loan Agreement, dated June 27, 2011 (6)
4.13	Second Amendatory Agreement to May 3, 2011 Loan Agreement, dated December 22, 2011 (6)
4.14	Loan Agreement for a $92,000,000 Term Loan Credit Facility, dated December 21, 2011 (6)
8.1	Subsidiaries of the Company
11.1	Code of Ethics
11.2	Whistleblower Policy
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Drewry Shipping Consultants, Ltd.

(1)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 1) (File No. 333-164940) on March 10, 2010.

(2)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010.

(3)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on June 29, 2010.

(4)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on April 21, 2011.

(5)	Filed as an Exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-173929) on May 4, 2011.

(6)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F on April 13, 2012, as amended.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scorpio Tankers Inc.
(Registrant)
Dated: March 28, 2013
/s/Emanuele Lauro
Emanuele Lauro
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Majuro, Marshall Island

We have audited the accompanying consolidated balance sheets of Scorpio Tankers Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of profit or loss, consolidated statements of comprehensive loss or income, consolidated statements of changes in shareholders’ equity, and consolidated cash flow statements for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Scorpio Tankers Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE LLP

London, United Kingdom

March 28, 2013

Scorpio Tankers Inc. and Subsidiaries

Consolidated balance sheets

December 31, 2012 and 2011

		As of
In thousands of U.S. dollars	Notes	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents		$87,165	$36,833
Accounts receivable	3	36,438	20,386
Prepaid expenses and other current assets	4	956	1,535
Inventories	5	2,169	2,696
Total current assets		126,728	61,450
Non-current assets
Vessels and drydock	6	395,412	322,458
Vessels under construction	6	50,251	60,333
Other assets	8	889	3,989
Total non-current assets		446,552	386,780
Total assets		$573,280	$448,230

Current liabilities
Bank loans	11	7,475	2,889
Accounts payable	9	11,387	11,732
Accrued expenses	10	3,057	3,376
Derivative financial instruments	12	844	237
Total current liabilities		22,763	18,234
Non-current liabilities
Bank loans	11	134,984	142,679
Derivative financial instruments	12	743	464
Total non-current liabilities		135,727	143,143
Total liabilities		158,490	161,377

Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	14	650	391
Additional paid in capital	14	519,493	363,210
Treasury shares	14	(7,938)	(5,498)
Hedging reserve	12	(329)	(701)
Accumulated deficit		(97,086)	(70,549)
Total shareholders' equity		414,790	286,853
Total liabilities and shareholders' equity		$573,280	$448,230

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated statements of profit or loss

For the years ended December 31, 2012, 2011 and 2010

		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	Notes	2012	2011	2010
Revenue:
Vessel revenue	16	$115,381	$82,110	$38,798

Operating expenses:
Vessel operating costs		(30,353)	(31,370)	(18,440)
Voyage expenses		(21,744)	(6,881)	(2,542)
Charterhire	17	(43,701)	(22,750)	(276)
Impairment	7	—	(66,611)	—
Depreciation	6	(14,818)	(18,460)	(10,179)
Loss from sale of vessels	6	(10,404)	—	—
General and administrative expenses	18	(11,536)	(11,637)	(6,200)
Total operating expenses		(132,556)	(157,709)	(37,637)
Operating (loss)/profit		(17,175)	(75,599)	1,161
Other (expense) and income, net
Financial expenses	19	(8,512)	(7,060)	(3,231)
Earnings from profit or loss sharing agreements	12	443	—	—
Realized loss on derivative financial instruments	12	—	—	(280)
Unrealized loss on derivative financial instruments	12	(1,231)	—	—
Financial income		35	51	37
Other expenses, net		(97)	(119)	(509)
Total other expense, net		(9,362)	(7,128)	(3,983)
Net loss		($26,537)	($82,727)	($2,822)

Attributable to:
Equity holders of the parent		($26,537)	($82,727)	($2,822)

Loss per share

Basic and diluted	21	($0.64)	($2.88)	($0.18)
Basic and diluted weighted average shares outstanding	21	41,413,339	28,704,876	15,600,813

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated statements of comprehensive income or loss

For the years ended December 31, 2012, 2011 and 2010

	For the year ended December 31,
In thousands of U.S. dollars	2012	2011	2010
Net loss	($26,537)	($82,727)	($2,822)
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss
Cash flow hedges
Unrealized loss on derivative financial instruments	(904)	(701)	—
Reclassification adjustment for derivative financial instruments included in net loss	1,276	—	—
Other comprehensive income / (loss)	372	(701)	—

Total comprehensive loss	($26,165)	($83,428)	($2,822)

Attributable to:
Equity holders of the parent	($26,165)	($83,428)	($2,822)

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated statements of changes in shareholders’ equity

For the years ended December 31, 2012, 2011 and 2010

In thousands of U.S. dollars	Number of	Share	Additional	Treasury	Merger	Accumulated	Hedging
except share data	shares outstanding	capital	paid-in capital	shares	reserve	deficit	reserve	Total

Balance at January 1, 2010	5,589,147	$56	$46,272	$0	$13,292	$1,708	$0	$61,328
Net loss for the period	—	—	—	—	—	(2,822)	—	(2,822)
Net proceeds from offerings	18,721,454	187	207,750	—	—	—	—	207,937
Issuance of restricted shares	568,458	6	(6)	—	—	—	—	—
Amortization of restricted shares	—	—	988	—	—	—	—	988
Purchase of treasury shares	(244,146)	—	—	(2,647)	—	—	—	(2,647)
Balance at December 31, 2010	24,634,913	$249	$255,004	($2,647)	$13,292	($1,114)	$0	$264,784

Balance as of January 1, 2011	24,634,913	$249	$255,004	($2,647)	$13,292	($1,114)	$0	$264,784
Net loss for the period	—	—	—	—	—	(82,727)	—	(82,727)
Other comprehensive loss	—	—	—	—	—	—	(701)	(701)
Net proceeds from follow on offerings	13,900,000	139	104,847	—	—	—	—	104,986
Issuance of restricted stock	290,000	3	(3)	—	—	—	—	—
Amortization of restricted stock	—	—	3,362	—	—	—	—	3,362
Purchase of treasury shares	(479,519)	—	—	(2,851)	—	—	—	(2,851)
Transfer to/ (from) reserves	—	—	—	—	(13,292)	13,292	—	—
Balance as of December 31, 2011	38,345,394	$391	$363,210	($5,498)	$0	($70,549)	($701)	$286,853

Balance as of January 1, 2012	38,345,394	$391	$363,210	($5,498)	$0	($70,549)	($701)	$286,853
Net loss for the period	—	—	—	—	—	(26,537)	—	(26,537)
Other comprehensive income	—	—	—	—	—	—	372	372
Net proceeds from follow on offerings	25,639,774	256	152,796	—	—	—	—	153,052
Issuance of restricted stock	290,000	3	(3)	—	—	—	—	—
Amortization of restricted stock	—	—	3,490	—	—	—	—	3,490
Purchase of treasury shares	(447,322)	—	—	(2,440)	—	—	—	(2,440)
Balance as of December 31, 2012	63,827,846	$650	$519,493	($7,938)	$0	($97,086)	($329)	$414,790

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated cash flow statements

For the years ended December 31, 2012, 2011 and 2010

		For the year ended December 31,
In thousands of U.S. dollars		2012	2011	2010
	Notes
Operating activities
Net loss		($26,537)	($82,727)	($2,822)
Loss from sale of vessels		10,404	—	—
Depreciation	6	14,818	18,460	10,179
Impairment	7	—	66,611	—
Amortization of restricted stock		3,490	3,362	988
Amortization of deferred financing fees		4,093	986	246
Amortization of acquired time charter contracts		—	—	2,345
Write off of vessel purchase options		—	126	—
Straight-line adjustment for charterhire expense		41	84	—
Unrealized loss on derivative financial instruments		1,231	—	—
		7,540	6,902	10,936
Changes in assets and liabilities:
Drydock payments		(1,702)	(2,516)	(974)
Decrease/(increase) in inventories		526	(1,410)	(853)
Increase in accounts receivable		(16,052)	(13,031)	(5,915)
Decrease/(increase) in prepaid expenses and other current assets		547	(1,075)	123
Decrease/(increase) in other assets		2,443	(1,374)	(1,428)
Increase/(decrease) in accounts payable		3,966	(954)	2,600
Increase in accrued expenses		804	1,006	175
Decrease in the value of derivative financial instruments		—	—	165
Interest rate swap termination payment		—	—	(1,850)
Decrease in shareholder receivable		—	—	1,928
		(9,468)	(19,354)	(6,029)
Net cash (outflow)/inflow from operating activities		(1,928)	(12,452)	4,907
Investing activities
Acquisition of vessels and payments for vessels under construction		(191,490)	(122,573)	(243,122)
Proceeds from disposal of vessels		101,335	—	—
Acquisition of time charter contracts		—	—	(2,344)
Purchases of other assets		—	—	(129)
Net cash outflow from investing activities		(90,155)	(122,573)	(245,595)
Financing activities
Bank loan repayment		(129,076)	(109,638)	(44,625)
Bank loan drawdown		124,172	115,308	150,000
Debt issuance costs		(3,293)	(4,134)	(2,232)
Net proceeds from issuance of common stock		153,052	104,986	207,936
Purchase of treasury shares		(2,440)	(2,851)	(2,648)
Net cash inflow from financing activities		142,415	103,671	308,431
Increase/(decrease) in cash and cash equivalents		50,332	(31,354)	67,743
Cash and cash equivalents at January 1,		36,833	68,187	444
Cash and cash equivalents at December 31,		$87,165	$36,833	$68,187

Supplemental information:
Interest paid		$6,618	$5,349	$2,277

As of December 31,2012 and 2011, we accrued $3.5 million and $9.4 million, respectively, for installment payments on our newbuilding vessels (see Note 6) which represent significant non-cash transactions. These payments were made in January 2013 and 2012, respectively. There were no non-cash transactions during 2010 requiring disclosure.

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

1.    General information and significant accounting policies

Company

Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in seaborne transportation of refined petroleum products and crude oil in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009.

On April 6, 2010, we closed on our initial public offering. The stock trades on the New York Stock Exchange under the symbol STNG.

Our owned fleet at December 31, 2012 consisted of 12 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, five MR tankers, and one post-Panamax tanker), 19 time chartered-in tankers (three LR2, three LR1, eight MR and five Handymax tankers), and 11 newbuilding MR’s under construction.

Our vessels are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”), which is currently owned by the Lolli-Ghetti family of which, Emanuele Lauro, our founder, Chairman and Chief Executive Officer is a member. SCM’s services include securing employment, in pools, in the spot market and on time charters.

Our vessels are technically managed by Scorpio Ship Management S.A.M. (“SSM”), which is also owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

Until March 13, 2012, we had an administrative services agreement with Liberty Holding Company (“Liberty”), which is owned by the Lolli-Ghetti family. On March 13, 2012, the agreement was assigned to Scorpio Services Holding Ltd (“SSH”), an entity also owned by the Lolli-Ghetti family. The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to SCM. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.

Basis of accounting

The consolidated financial statements incorporate the financial statements of Scorpio Tankers Inc. and its subsidiaries. The consolidated financial statements have been presented in United States dollars (USD or $), which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries and have been authorized for issue on March 28, 2013. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and on a historical cost basis, except for the revaluation of certain financial instruments.

All inter-company transactions, balances, income and expenses were eliminated on consolidation. During the year-ended December 31, 2012, our revenue recognition policy with regards to voyage charter revenue was amended to the policy indicated below. This amendment did not have a material impact on each of vessel revenues, operating loss, and net loss as of and for the years ended December 31, 2012, December 31, 2011 and December 31, 2010.

Going concern

The financial statements have been prepared in accordance with the going concern basis of accounting as described further in the “Liquidity risk” section of Note 22.

Significant Accounting Policies

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

(2)    Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. Revenue from voyage charter agreements is recognized as voyage revenue on a pro-rata basis over the duration of the voyage on a discharge to discharge basis. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

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

Voyage expenses

Voyage expenses, which primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters are expensed ratably over the estimated length of each voyage, which can be allocated between reporting periods based on the timing of the voyage. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Consistent with our revenue recognition for voyage charters, voyage expenses are calculated on a discharge-to-discharge basis. The procurement of these services is managed on our behalf by our commercial manager, SCM (see Note 15).

Vessel operating costs

Vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees, are expensed as incurred. The procurement of these services is managed on our behalf by our technical manager, SSM (see Note 15).

Loss per share

Basic loss per share is calculated by dividing the net loss attributable to equity holders of the common shares by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by adjusting the net loss attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share. In the years ended December 31, 2012, 2011 and 2010, there were dilutive items as a result of our restricted stock plan (see Note 14). However, we were in a loss making position for those years, and therefore there was no impact of these dilutive items on earnings per share.

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

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Foreign currencies

The individual financial statements of Scorpio Tankers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is US dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in US dollars.

In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the US dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated profit or loss statement. The amount charged to the consolidated profit or loss statement during 2012, 2011 and 2010 was not material.

Segment reporting

During the years ended December 31, 2012 and 2011, we owned or chartered-in vessels spanning four different classes, Handymax, MR, Panamax/LR1, and Aframax/LR2, all of which earn revenues in the seaborne transportation of crude oil and refined petroleum products in the international shipping markets. Each vessel within its respective class qualifies as an operating segment under IFRS. However, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.

Segment results are evaluated based on reported profit or loss from each segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of our consolidated financial statements.

It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market.

Vessels under construction

As of December 31, 2012 and 2011, we had 11 and six vessels under construction, respectively. Vessels under construction are measured at cost and include costs incurred that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These costs include installment payments made to the shipyards, directly attributable financing costs, professional fees and other costs deemed directly attributable to the construction of the asset.

Vessels and drydock

Our fleet is measured at cost, which includes directly attributable financing costs and the cost of work undertaken to enhance the capabilities of the vessels, less accumulated depreciation and impairment losses.

Depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from date of delivery. Vessels under construction are not depreciated until such time as they are ready for use. The residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year average scrap market rates at the balance sheet date with changes accounted for in the period of change and in future periods.

The vessels are required to undergo planned drydocks for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 60 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock. We only include in deferred drydocking those direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

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

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Impairment of vessels and drydock and vessels under construction

At each balance sheet date, we review the carrying amount of our vessels and drydock and vessels under construction to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the vessels and drydock and vessels under construction is estimated in order to determine the extent of the impairment loss (if any). We treat each vessel and the related drydock as a cash generating unit.

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

Inventories

Inventories consist of lubricating oils and other items including stock provisions, and are stated at the lower of cost and net realizable value. Cost is determined using the first in first out method. Stores and spares are charged to vessel operating costs when purchased.

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

All other borrowing costs are recognised in the consolidated profit or loss statement in the period in which they are incurred.

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

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in Note 22.

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

Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in Note 22.

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

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

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

Our derivative financial instruments for the years ended December 31, 2012, 2011 and 2010 consisted of interest rate swaps and profit or loss sharing arrangements on time-chartered in vessels with third parties. See Notes 12 and 22 to the consolidated financial statements for further description.

Hedge accounting for cash flow hedges

Our policy is to designate certain hedging instruments, which can include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges, cash flow hedges, or hedges of net investments in foreign operations. At the inception of the hedge relationship, we document the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, we document whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

For the years ended December 31, 2012, 2011, and 2010 we were party to derivative financial instruments to manage our exposure to interest rate fluctuations. In August 2011, we entered into six interest rate swap agreements to manage interest costs and the risk associated with changing interest rates on our 2011 Credit Facility and 2010 Revolving Credit Facility. The swaps relating to the 2011 Credit Facility were designated and accounted for as cash flow hedges at December 31, 2012. The swaps relating to the 2010 Credit Facility were de-designated at December 31, 2012 as further described below.

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

Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the statement of profit or loss as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when we revoke the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income at that time is accumulated in the hedge reserve and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in the hedge reserve is recognized immediately in profit or loss.

In conjunction with the sales of STI Diamond and STI Coral in August and September 2012, respectively, we reduced the notional amount on the interest rate swaps relating to the 2011 Credit Facility to $15.0 million from $24.0 million in aggregate. As a result of the reduction, we recognized a loss of $0.2 million which was recorded as a component of the loss from sale of STI Coral, which was reclassified out of Other Comprehensive Loss.

In December 2012, we raised net proceeds of $127.2 million from a registered direct placement of common shares and as part of the use of proceeds of this offering, we voluntarily repaid $50.0 million into our 2010 Revolving Credit Facility, as described in Note 11. After the payment, we had $17.2 million of debt outstanding under the 2010 Credit Facility, which is less than the total notional amount of the three interest rate swaps related to the facility of $51.0 million. As such, the swaps relating to the 2010 Revolving Credit Facility no longer met the criteria for hedge accounting, and we therefore de-designated the hedge relationship prospectively and reclassified all amounts accumulated in other comprehensive loss for the 2010 Revolving Credit Facility to the statement of profit or loss as of December 31, 2012.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Equity instruments

An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.

We had 63,827,846 registered shares authorized and issued with a par value of $0.01 per share at December 31, 2012. These shares provide the holders with rights to dividends and voting rights.

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

Dividend per share presented in these consolidated financial statements is calculated by dividing the aggregate dividends declared by all of our subsidiaries by the number of our shares assuming these shares have been outstanding throughout the periods presented.

Restricted stock

The restricted stock awards granted to our employees and directors in June 2010, January 2011 and January 2012 (Note 14) contain only service conditions and are classified as equity settled. Accordingly, the fair value of our restricted stock awards was calculated by multiplying the average of the high and low share price on the grant date and the number of restricted stock shares granted that are expected to vest.  We believe that the share price at the grant date serves as a proxy for the fair value of services to be provided by the employees and directors under the plan.

Compensation expense related to the awards is recognized ratably over the vesting period, based on our estimate of the number of awards that will eventually vest. The vesting period is the period during which an employee or director is required to provide service in exchange for an award and is updated at each balance sheet date to reflect any revisions in estimates of the number of awards expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimate, if any, is recognized in the profit or loss statement such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

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

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

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

We generated revenue from spot voyages during the years ended December 31, 2012, 2011 and 2010. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Vessel impairment

We evaluate the carrying amounts of our vessels and vessels under construction to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

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

At December 31, 2012, the carrying amounts of all our vessels were greater than their fair values less costs to sell (determined by taking into consideration two independent broker valuations) which served as indicators of impairment. In line with our policy, for each vessel and vessel under construction we performed a value in use calculation where we estimated the vessel’s future cash flows based on a combination of the latest, published, forecast time charter rates for the next three years, a steady growth rate in freight rates in each period thereafter which is based on management’s long-term view of the market, and our best estimate of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value, using a pre-tax discount rate based on our current borrowing rates adjusted for certain credit risks. The value in use calculations were greater than the carry amounts of the vessels in all instances, which resulted in no impairment being recognized.

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

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

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

Standards and Interpretations in issue not yet adopted

At the date of authorization of these consolidated financial statements, the following Standards and Interpretations which have not been applied in these consolidated financial statements were in issue but not yet effective:

IFRS 7	Financial Instruments: Disclosures
Amendments to IFRS 7 (Oct 2010)	Disclosures – Transfers of Financial Assets
IFRS 9	Financial Instruments
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments
IAS 27 (revised May 2011)	Separate Financial Statements
IAS 32	Financial Instruments: Presentation
Amendment to IAS 32 (Oct. 2009)	Classification of Rights Issues

We do not expect that the adoption of these Standards and Interpretations in future periods will have a material impact on our financial statements.

2.    Cash and cash equivalents

	At December 31,
In thousands of U.S. dollars	2012	2011
Cash at banks	$87,023	$26,678
Deposits (1)	—	10,000
Cash on vessels	142	155
	$87,165	$36,833

(1)	Represents bank deposits with original maturities of three months or less

3.    Accounts receivable

	At December 31,
In thousands of US dollars	2012	2011
Scorpio MR Pool Limited	$12,010	$—
Scorpio Panamax Tanker Pool Limited	11,289	6,405
Scorpio Handymax Tanker Pool Limited	6,369	6,062
Scorpio LR2 Tanker Pool Limited	3,244	1,721
Freight receivables	2,192	3,197
Insurance receivables	191	282
Scorpio Aframax Tanker Pool Limited	—	1,127
Other receivables	1,143	1,592
	$36,438	$20,386

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Scorpio MR Pool Limited, Scorpio Panamax Tanker Pool Limited, Scorpio Handymax Tanker Pool Limited, Scorpio LR2 Tanker Pool Limited, and Scorpio Aframax Tanker Pool Limited are related parties, as described in Note 15. The Scorpio MR Pool was established in August 2012 and accordingly, no vessels were in that pool during the year ended December 31, 2011.

Freight receivables primarily represent amounts collectible from customers for our vessels operating in the spot market.

Insurance receivables primarily represent the amounts collectible on our insurance policies in relation to vessel repairs.

We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. At December 31, 2012 and December 31, 2011, no material receivable balances were either past due or impaired.

4.    Prepaid expenses and other current assets

	At December 31,
In thousands of US dollars	2012	2011
Vessel related prepaid expenses	$683	$1,231
Prepaid insurance	247	304
Derivative financial instruments (profit and loss agreements)	26	—
	$956	$1,535

5.    Inventories

	At December 31,
In thousands of US dollars	2012	2011
Lubricating oils	$1,796	$1,629
Stock bunkers	329	1,028
Other	44	39
	$2,169	$2,696

The balance in stock bunkers as of December 31, 2012 relates to Pacific Duchess, which was our only vessel operating in the spot market at year end. The balance in stock bunkers as of December 31, 2011 relates to STI Coral and STI Diamond which were operating in the spot market at year end.

During the years ended December 31, 2012 and 2011, we expensed inventory items of $16.7 million and $6.9 million, respectively.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

6.    Vessels

Vessels and drydock

In thousands of US dollars	Vessels	Drydock	Total
Cost
As of January 1, 2012	$450,658	$7,137	$457,795
Additions(1)	192,413	6,619	199,032
Disposals (2)	(142,375)	(2,023)	(144,398)
Write-offs (3)	—	(809)	(809)
As of December 31, 2012	500,696	10,924	511,620

Accumulated depreciation and impairment
As of January 1, 2012	(132,019)	(3,319)	(135,338)
Charge for the period	(12,595)	(2,038)	(14,634)
Disposals (2)	32,039	1,098	33,137
Write-offs (3)	—	625	625
As of December 31, 2012	(112,575)	(3,634)	(116,209)
Net book value
As of December 31, 2012	$388,121	$7,291	$395,412

Cost
As of January 1, 2011	$379,723	$4,589	$384,312
Additions (4)	70,935	3,168	74,103
Write-offs (5)	—	(620)	(620)
As of December 31, 2011	450,658	7,137	457,795

Accumulated depreciation and impairment
As of January 1, 2011	(49,502)	(1,385)	(50,887)
Charge for the period	(15,907)	(2,292)	(18,199)
Impairment (6)	(66,611)	—	(66,611)
Write-offs (5)	—	358	358
As of December 31, 2011	(132,019)	(3,319)	(135,337)
Net book value
As of December 31, 2011	$318,639	$3,818	$322,458

(1)	Additions in 2012 relate to (i) the delivery of the first five vessels under our Newbuilding program and corresponding calculation of notional drydock on these vessels and (ii) $2.9 million of drydock costs for STI Spirit and STI Heritage.

(2)	Represents the write off of the net book value of vessels sold during 2012 as further described below.

(3)	Represents the write off of the net book value of drydock costs for STI Spirit of $0.2 million, which was drydocked in November 2012.

(4)	Additions in 2011 relate to the purchases of STI Coral and STI Diamond in May 2011 and corresponding calculation of notional drydock on these vessels.

(5)	Represents the write off of the net book value of drydock costs for STI Harmony of $0.2 million, which was drydocked in August 2011 and STI Highlander of $37,869 which was drydocked in October 2011.

(6)	See Note 7 for impairment discussion.

Loss from sale of vessels

In March, April and May 2012, we sold three of our Handymax vessels, STI Conqueror for $21.0 million, STI Gladiator for $16.2 million, and STI Matador for $16.2 million; as part of these sales, we recorded a $4.5 million loss from disposal. Additionally, the availability of our 2010 Revolving Credit Facility decreased by $31.0 million as a consequence of these disposals.

In August and September 2012, we sold STI Diamond and STI Coral for $25.25 million each. As part of these sales, we recorded a $5.9 million total loss from disposal. See Note 11 for the impact on our 2011 Credit Facility resulting from these sales.

Total proceeds from the sale of vessels was $103.9 million and was reduced by selling costs of $2.5 million.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Newbuilding vessel deliveries

During the third quarter of 2012, we took delivery of the first five vessels under our Newbuilding program, STI Amber in July, STI Topaz in August and STI Ruby, STI Garnet and STI Onyx in September 2012. As a result of these deliveries, we transferred $195.3 million from Vessels under construction to Vessels and drydock (the remaining 2012 additions of $0.8 million of costs related to the newbuilding vessels recorded directly into Vessels and drydock and $2.9 million related to drydock expenditures for STI Heritage and STI Spirit.)

Vessels under construction

We had eleven newbuilding MR’s (seven with Hyundai Mipo Dockyard Co. Ltd of South Korea (“HMD”) and four with SPP Shipbuilding Co. Ltd. of South Korea(“SPP”) under construction as of December 31, 2012 for an aggregate purchase price of $376.3 million, of which $45.3 million was paid as of that date. Subsequent to December 31, 2012, we signed agreements for an additional 24 newbuilding vessels at these yards as further described in Note 23

A roll-forward of activity within Vessels under construction is as follows:

In thousands of US dollars
Balance as of January 1, 2011	$—
Installment payments and other capitalized expenses	59,760
Capitalized interest	573
Balance as of December 31, 2011	$60,333

Installment payments and other capitalized expenses	182,016
Capitalized interest	3,221
Transferred to Vessels and drydock	(195,319)
Balance as of December 31, 2012	$50,251

The following table is a timeline of future expected payments and dates as of December 31, 2012*:

Q1 2013	$71.0	million**
Q2 2013	31.6	million
Q3 2013	22.7	million
Q4 2013	22.5	million
Q1 2014	58.4	million
Q2 2014	104.5	million
Q3 2014	20.3	million
Total	$331.0	million

*These are estimates only and are subject to change as construction progresses.

**As of the date of this report, all Q1 2013 payments have been made, which includes the delivery instalments of STI Sapphire and STI Emerald in January 2013 and March 2013, respectively.

Capitalized interest

In accordance with IAS 23 “Borrowing Costs”, applicable interest costs are capitalized during the period that vessels are under construction. For the years ended December 31, 2012 and 2011, we capitalized interest expense for the vessels under construction of $3.2 million and $0.6 million, respectively. The interest capitalized was calculated by applying a rate of 4.5% to expenditure on such assets.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Collateral agreements

Noemi, Senatore, Venice, STI Harmony, STI Heritage, and STI Highlander with an aggregated net book value of $164.4 million as of December 31, 2012 were provided as collateral under a loan agreement dated June 2, 2010 and amended on July 13, 2011 (the "2010 Revolving Credit Facility", See Note 11).

In August and September 2012, we sold STI Diamond and STI Coral for $25.25 million each, which were provided as collateral under a loan agreement dated May 3, 2011 and amended on July 20, 2012 (the “2011 Credit Facility, See Note 11”). A portion of the proceeds from the sales was used to repay $16.1 million of debt outstanding under the 2011 Credit Facility relating to STI Coral. The fifth newbuilding vessel, STI Onyx with a net book value of $38.8 million as of December 31, 2012, was substituted as collateral under the 2011 Credit Facility on the outstanding borrowing relating to STI Diamond.

STI Spirit, with a net book value of $37.4 million as of December 31, 2012, was provided as collateral under a loan agreement dated March 9, 2011 (the “STI Spirit Credit Facility,” See Note 11).

STI Amber, STI Topaz, STI Ruby and STI Garnet, with an aggregated net book value of $154.8 million as of December 31, 2012 were provided as collateral under a loan agreement dated December 21, 2011 (the “Newbuilding Credit Facility,” See Note 11).

The vessels which collateralize the 2011 Credit Facility and 2010 Revolving Credit Facility also serve as collateral for the designated interest rate swap agreements (as described in Note 12), subordinated to the outstanding borrowings under each credit facility.

7.     Carrying Values of Vessels

At the end of each reporting period, we evaluate the carrying amounts of vessels and related drydock costs and vessels under construction to determine if there is any indication that those vessels and related drydock costs and vessels under construction have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second hand product tankers, discounted projected vessel operating cash flows and our overall business plans.

At December 31, 2012, the carrying amounts of all our vessels were greater than their fair values less costs to sell (determined by taking into consideration two independent broker valuations) which served as indicators of impairment. In line with our policy, for each vessel and vessel under construction we performed a value in use calculation where we estimated the vessel’s future cash flows based on a combination of the latest forecast, published, time charter rates for the next three years, a steady growth rate in freight rates in each period thereafter which is based on management’s long-term view of the market, and our best estimate of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value, using a pre-tax discount rate of 7.91% based on our current borrowing rates adjusted for certain credit risks. The value in use calculations were greater than the carrying amounts of the vessels and vessels under construction in all instances, which resulted in no impairment being recognized. The calculation of value in use is sensitive to changes in the key assumptions made above.

At December 31, 2011, we determined fair value less estimated costs to sell for our vessels, taking into consideration three independent broker valuations for each vessel and adjusting for estimated disposal costs. Our estimate of fair value less costs to sell was then compared to each vessel’s respective carrying amount. The fair value less estimated costs to sell were lower than the carrying amount for all vessels indicating that an impairment might exist. We then performed a value in use calculation and the value in use calculations for all vessels were less than the fair value less estimated costs to sell and accordingly, the recoverable amount of all vessels was determined to be its fair value less costs to sell. As a result, we recorded an impairment loss of $66.6 million to adjust the carrying amounts of our vessels to their fair value less estimated selling costs. The value in use calculations were greater than the carrying amounts for our vessels under construction in all instances, which resulted in no impairment being recognized.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

At December 31, 2010, the carrying amounts of our vessels were greater than the independent broker valuations (after adjusting for estimated selling costs) for six of our ten owned vessels, which served as indicators of impairment. In line with our policy, for each of the aforementioned six vessels we performed a value in use calculation using similar principles to those outlined above. The value in use calculations were greater than the carrying amounts of the vessels in all instances, which resulted in no impairment being recognized.

8.     Other non-current assets

	At December 31,
In thousands of US dollars	2012	2011
Capitalized loan fees (1)	$530	$1,187
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (2)	359	2,802
	$889	$3,989
(1)	Primarily represents upfront loan fees on our Newbuilding credit facilities being used to finance our newbuilding vessels. These are reclassified to Bank Loans when the tranche of the loan to which the newbuilding vessel relates is drawn.
(2)	Upon entrance into the Scorpio Handymax Tanker Pool (“SHTP”), all vessels are required to make working capital contributions of both cash and bunkers. The contribution amount is repaid, without interest, upon a vessel’s exit from the SHTP no later than six months after the exit date. Bunkers on board a vessel exiting the SHTP are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels we assume that these contributions will not be repaid within 12 months and for time chartered-in vessels we classify the amounts according to the expiration of the contract. The decrease from December 31, 2011 is attributable to (i) the sale of three Handymax vessels during 2012 and (ii) the reclassification of amounts relating to time chartered-in vessels whose terms expire within one year of the balance sheet date to current assets (other receivables within accounts receivable).

9.     Accounts payable

	At December 31,
In thousands of US dollars	2012	2011
Suppliers	$7,612	$2,323
Progress payments due for vessels under construction(1)	3,500	9,351
Scorpio Commercial Management	146	—
Scorpio Ship Management	70	8
Scorpio Handymax Tanker Pool Limited	59	50
	$11,387	$11,732

(1)     The progress payment of $3.5 million as of December 31, 2012 related to Hull 2369 and was made in January 2013.

The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

10.     Accrued expenses

	At December 31,
In thousands of US dollars	2012	2011
Other accruals	$3,057	$2,189
Upfront fees due on loan facilities (1)	—	1,187
	$3,057	$3,376
(1)	Primarily represents upfront fees due for our Newbuilding Credit Facility at December 31, 2011. This facility was executed on December 21, 2011 and these fees were paid in February 2012.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

11.    Bank loans

The following is a breakdown of the current and non-current portion of our bank loans outstanding at December 31, 2012 and 2011:

	As of December 31,
In thousands of US dollars	2012	2011
Current portion (1)	$7,475	$2,889
Non-current portion (1)	134,984	142,679
	$142,459	$145,568
(1)	The current portion and non-current portion at December 31, 2012 were net of unamortized deferred financing fees of $0.1 million and $3.3 million, respectively. The current portion and non-current portion at December 31, 2011 were net of unamortized deferred financing fees of $1.4 million and $3.9 million, respectively.

2010 Revolving Credit Facility

On June 2, 2010, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DNB Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V, for a senior secured term loan facility of up to $150 million. On July 12, 2011, we amended and restated the credit facility to convert it from a term loan to a reducing revolving credit facility. This gave us the ability to pay down and re-borrow from the total available commitments under the loan.

In March, April and May 2012, we sold three of our Handymax vessels, STI Conqueror for $21.0 million, STI Gladiator for $16.2 million, and STI Matador for $16.2 million. The availability of the 2010 Revolving Credit Facility decreased by $31.0 million as a consequence of these disposals. The total available commitments, after taking into consideration the impact of these sales, reduces by $3.1 million each quarter, with a lump sum reduction of $39.9 million at the maturity date of June 2, 2015.  Our subsidiaries that own vessels that are collateralized by this loan act as guarantors under the amended and restated credit facility.  All terms mentioned are defined in the agreement.

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

The financial covenants include:

•	The ratio of net debt to capitalization shall be no greater than 0.60 to 1.00.
•	Consolidated tangible net worth (i.e. total shareholders’ equity) shall be no less than US$150,000,000 plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 1, 2010 going forward.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

•	The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 until the fourth quarter of 2012, at which point it will increase to 1.50 to 1.00 for the first quarter of 2013, 1.75 to 1.00 for the second quarter of 2013, 2.00 to 1.00 at all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.
•	Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) needs to be not less than $25.0 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.
•	The aggregate fair market value of the collateral vessels (see note 6) shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

We drew down $16.0 million and $16.2 million in February and August 2012, respectively from the 2010 Revolving Credit Facility. We made payments of $14.0 million, $16.0 million, $26.0 million and $50 million in March, April, May, and December 2012, respectively.

The outstanding balance at December 31, 2012 and December 31, 2011 was $17.2 million and $91.0 million, respectively. There was $67.4 and $37.9 million available to be drawn at December 31, 2012 and December 31, 2011, respectively.

We were in compliance with the financial covenants relating to this facility as of December 31, 2012.

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

All terms mentioned are defined in the agreement.

The financial covenants of the credit facility are described below.

•	The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.
•	Consolidated tangible net worth (i.e. shareholders equity) shall be no less than $ 150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter.
•	The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 for the period commencing with the fourth quarter of 2011 through the fourth quarter of 2012, at which time it will increase to 1.50 to 1.00 for the first quarter of 2013, 1.75 to 1.00 for the second quarter of 2013 and 2.00 to 1.00 at all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.
•	Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) needs to be not less than $25.0 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.
•	The aggregate fair market value of the STI Spirit shall at all times be no less than (i) 140% of the then outstanding loan balance if the vessel is operating in a pool or in the spot market or (ii) 130% of the then outstanding loan if the vessel is on time charter with a duration of at least one year.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

As described above, the credit facility requires that the charter-free market value of the STI Spirit shall be no less than 140% of the then outstanding loan balance. In order to stay in compliance with this covenant, we made a prepayment of $0.8 million in June 2012, and a prepayment of $1.3 million in December 2012, which is being applied to the next four quarterly payments.

The outstanding balance at December 31, 2012 and December 31, 2011 was $23.4 million and $26.2 million, respectively, which considers the aforementioned payments along with principal payments of $0.4 million made in March 2012 and June 2012, respectively.

We were in compliance with the financial covenants relating to this facility as of December 31, 2012.

2011 Credit facility

On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V., for a senior secured term loan facility of up to $150.0 million. On July 20, 2012, we extended the availability period of the 2011 Credit Facility until January 31, 2014. The availability period was previously scheduled to expire in May 2013. Due to the amendment, we wrote-off $3.0 million in deferred financing fees within Financial Expenses (see note 19), which includes all loan fees from May 2011.

All terms mentioned in this section are defined in the agreement.

Drawdowns under this credit facility are available until January 31, 2014 and bear interest as follows: (1) until December 29, 2011, at LIBOR plus an applicable margin of (i) 2.75% per annum when our debt to capitalization (total debt plus equity) ratio is less than 45%, (ii) 3.00% per annum when our debt to capitalization ratio is greater than or equal to 45% but less than or equal to 50% and (iii) 3.25% when our debt to capitalization ratio is greater than 50%; (2) from December 30, 2011 through September 30, 2013, at LIBOR plus an applicable margin of 3.50% per annum and (3) from October 1, 2013 and at all times thereafter, at LIBOR plus an applicable margin of (i) 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and (ii) 3.50% per annum when our debt to capitalization ratio is greater than 50%.  A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility. The credit facility matures on May 3, 2017 and can only be used to finance up to 50% of the cost of future vessel acquisitions, which vessels would be the collateral for the credit facility.

Borrowings for each vessel financed under this facility represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the credit facility is repayable in equal quarterly installments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is sixteen years of age. Our subsidiaries, which may at any time, own one or more of our vessels, will act as guarantors under the credit facility.

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

The financial covenants include:

•	The ratio of net debt to capitalization shall be no greater than 0.60 to 1.00.
•	Consolidated tangible net worth (i.e. shareholders’ equity) shall be no less than $150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 1, 2010 going forward.
•	The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 until the fourth quarter of 2012, at which point it will increase to 1.50 to 1.00 for the first quarter of 2013, 1.75 to 1.00 for the second quarter of 2013 and 2.00 to 1.00 at all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

•	Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) needs to be not less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.
•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

In August and September 2012, we sold STI Diamond and STI Coral for $25.25 million each. A portion of the proceeds from the sales was used to repay $16.1 million of debt outstanding on the 2011 Credit Facility relating to STI Coral. In addition, the fifth newbuilding vessel, STI Onyx was substituted as collateral under the 2011 Credit Facility on the outstanding borrowing relating to STI Diamond.

As of December 31, 2012, there was $115 million available for borrowing which can be used to finance up to 50% of future vessel acquisitions. $2.0 million of principal payments were made during 2012 in addition to the $16.1 million repayment relating to the sale of STI Coral. The outstanding balance at December 31, 2012 and December 31, 2011 was $15.5 million and $33.6 million, respectively.

We were in compliance with the financial covenants relating to this facility as of December 31, 2012.

Newbuilding Credit Facility

On December 21, 2011, we executed a credit facility agreement with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB for a senior secured term loan facility of up to $92.0 million. During the year ended December 31, 2012, we drew down an aggregate of $92.0 million from this facility to partially finance the deliveries of STI Amber, STI Topaz, STI Ruby and STI Garnet ($23.0 million per vessel). These vessels are owned individually by certain of our subsidiaries, who together are the borrowers under this credit facility, and Scorpio Tankers Inc. is the guarantor. Borrowings under the credit facility bear interest at LIBOR plus an applicable margin of 2.70% per annum.  A commitment fee equal to 1.10% per annum was payable on the unused daily portion of the credit facility, and the facility was fully drawn as of December 31, 2012.

All terms mentioned in this section are defined in the agreement.

The facility is separated into four tranches (one per each vessel) and repayment of the tranche relating to the respective vessel commenced after delivery of that vessel in quarterly installments of $375,000, which equates to a repayment profile of 15.33 years. Each tranche is scheduled to mature approximately seven years after delivery of the relevant vessel from the shipyard.

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

The financial covenants include:

•	The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.
•	Consolidated tangible net worth (i.e. shareholders equity) shall be no less than US$ 150,000,000 plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 2, 2010 going forward.
•	The ratio of EBITDA to interest expense shall be no less than 2.00 to 1.00 commencing with the third fiscal quarter of 2011 until the fourth quarter of 2012, and 2.50 to 1.00 for all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.
•	Unrestricted cash and cash equivalents shall at all times be no less than$15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.
•	The aggregate fair market value of the collateral vessels shall at all times be no less than 140% (120% if the vessel is subject to acceptable long term employment) of the aggregate principal amount outstanding plus a pro rata amount of any allocable swap exposure for the credit facility.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

This facility is now fully drawn, and there is currently $89.8 million outstanding under this facility as of December 31, 2012, which reflects principal payments of $0.7 million and $1.5 million made in September and December 2012, respectively.

We had no borrowings under this facility outstanding at December 31, 2011. We were in compliance with the financial covenants relating to this facility as of December 31, 2012.

12.      Derivative financial instruments

Interest rate swaps

In August 2011, we entered into six interest rate swap agreements to manage interest costs and the risk associated with changing interest rates on our 2011 and 2010 Credit Facilities with three different banks. Pursuant to these interest rate swap contracts, we agreed to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable us to partially mitigate the risk of changing interest rates on the cash flow exposures on the issued variable rate debt held. We determined the estimated fair value of our derivatives by discounting the future cash flows using the curves at the reporting date and the credit risk inherent in the contract. These swaps have been designated and accounted for as cash flow hedges.

In August and September 2012, we completed the sales of STI Coral and STI Diamond, respectively and as a result, we reduced the notional amount on the interest rate swaps relating to the 2011 Credit Facility to $15.0 million from $24.0 million in aggregate. As a result of the reduction, we recognized a realized loss of $0.2 million, which was reclassified out of other comprehensive loss and recorded as a component of loss from sale of vessels.

The notional principal amounts of these swaps aggregate $66 million, the details of which are as follows as of December 31, 2012 and 2011, respectively:

As of December 31, 2012

Hedged item	Notional amount	Start date	Expiration date	Fixed interest rate	Floating interest rate
2010 Credit Facility	$51 million	July 2, 2012	June 2, 2015	1.27%	3 mo. LIBOR
2011 Credit Facility	$15 million	July 2, 2012	June 30, 2015	1.30%	3 mo. LIBOR

As of December 31, 2011

Hedged item	Notional amount	Start date	Expiration date	Fixed interest rate	Floating interest rate
2010 Credit Facility	$51 million	July 2, 2012	June 2, 2015	1.27%	3 mo. LIBOR
2011 Credit Facility	$24 million	July 2, 2012	June 30, 2015	1.30%	3 mo. LIBOR

The vessels which collateralize the 2011 Credit Facility and 2010 Revolving Credit Facility also serve as collateral for the designated interest rate swap agreements, subordinated to the outstanding borrowings under each credit facility.

In December 2012, we raised net proceeds of $127.2 million from a registered direct placement of common shares and as part of the use of proceeds of this offering, we voluntarily repaid $50.0 million into our 2010 Revolving Credit Facility. After the payment, we had $17.2 million of debt outstanding under the 2010 Credit Facility, which is less than the total notional amount of $51 million for the three interest rate swaps related to the facility. As such, the swaps related to the 2010 Revolving Credit Facility no longer met the criteria for hedge accounting and we therefore de-designated the hedge relationship prospectively and reclassified all amounts accumulated in other comprehensive income ($1.0 million) to the statement of profit or loss for the year ended December 31, 2012 as a component of Financial Expenses.

The interest rate swaps relating to the 2011 Credit Facility continue to qualify for hedge accounting. Accordingly, changes in their fair value, which the hedge is deemed to be effective, are recognized directly in other comprehensive income and classified as ‘hedging reserves’. Changes in their fair value for any portion deemed to be ineffective are recognized in the consolidated statement of profit or loss.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Profit or loss sharing agreements

In July 2012, we entered into a profit or loss sharing arrangement on the earnings of an LR1 vessel that is not owned or operated by us. The agreement stipulates that 50% of the profits and losses will be shared with the counterparty. The counterparty to this agreement was time chartering-in this vessel for a period of six months at $12,750 per day and this agreement expired in January 2013.

In September 2012, we took delivery of an LR1, FPMC P Eagle, on a time charter-in arrangement for one year at $12,800 per day. We also entered into a profit and loss sharing arrangement whereby 50% of the profits and losses relating to this vessel above or below the charterhire rate will be shared with a third party who neither owns nor operates FPMC P Eagle.

Both of these agreements are being treated as derivatives, recorded at fair value with any resultant gain or loss recognized in the statement of profit or loss. Changes in fair value are recorded as unrealized gains and losses on derivative financial instruments and actual earnings are recorded as earnings from profit or loss sharing agreements, within the consolidated statement of profit or loss. The fair value of these instruments is determined by comparing published time charter rates to the charterhire rate and discounting those cash flows to their estimated present value.

The following table summarizes the fair value of our derivative financial instruments as of December 31, 2012 and 2011, which are included in the consolidated balance sheet:

	At December 31,
In thousands of US dollars	2012	2011
Assets
Prepaid expenses and other current assets (profit and loss agreements)	$26	$—

Liabilities
Derivative financial instrument (profit and loss agreements - current)	(211)	—
Derivative financial instrument (interest rate swap - current)	(633)	(237)
Total current liabilities	(844)	(237)

Derivative financial instrument (interest rate swap - non-current)	(743)	(464)
Total liabilities	$(1,587)	$(701)

The following has been recorded as realized and unrealized losses from changes in the fair value of our derivative financial instruments:

	Fair value adjustments
	Statement of profit or loss
In thousands of US dollars	Realized gain/ (loss)		Unrealized gain/ (loss)	Recognized in equity
Profit and loss agreements	443		(184)	$—
Interest rate swap	(229	)(1)	(1,047)	(904)

Total period ended December 31, 2012	$214		$(1,231)	$(904)

Interest rate swap	—		—	(701)

Total period ended December 31, 2011	$—		$—	$(701)

Interest rate swap	(280	)(2)	—	—

Total period ended December 31, 2010	$(280)		$—	$—

(1)	The realized loss on our interest rate swaps related to the 2011 Credit Facility due to the disposal of STI Coral and STI Diamond was recorded as a component of the loss from sale of vessels on the consolidated statement of profit or loss.
(2)	The realized loss of $0.3 million in the year ended December 31, 2010 relates to the loss recorded upon settlement of an interest rate swap in April 2010

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

13.     Segment reporting

Information about our reportable segments for the years ended December 31, 2012, 2011 and 2010 is as a follows:

For the year ended December 31, 2012
In thousands of US dollars	Panamax/LR1	Handymax	Aframax/LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$28,602	$35,381	$4,541	$46,857	$115,381	$0	$115,381
Vessel operating costs	(14,137)	(5,428)	(3,304)	(7,484)	(30,353)	—	(30,353)
Voyage expenses	(999)	(2,741)	(25)	(17,979)	(21,744)	—	(21,744)
Charterhire	(1,629)	(23,192)	(1,287)	(17,593)	(43,701)	—	(43,701)
Depreciation	(7,352)	(1,716)	(1,735)	(4,015)	(14,818)	—	(14,818)
Loss from sale of vessels	—	(4,525)	—	(5,879)	(10,404)	—	(10,404)
General and administrative expenses	(495)	(195)	(100)	(398)	(1,188)	(10,348)	(11,536)
Financial expenses	—	—	(1,086)	—	(1,086)	(7,426)	(8,512)
Earnings from profit and loss sharing agreements	443	—	—	—	443	—	443
Unrealized loss on derivative financial instruments	(184)	—	—	—	(184)	(1,047)	(1,231)
Financial income	—	—	—	6	6	29	35
Other expenses, net	—	—	(11)	(51)	(62)	(35)	(97)
Segment profit or loss	$4,249	($2,416)	($3,007)	($6,536)	($7,710)	($18,827)	($26,537)

For the year ended December 31, 2011
In thousands of US dollars	Panamax/LR1	Handymax	Aframax/LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$31,101	$32,238	$6,484	$12,287	$82,110	—	$82,110
Vessel operating costs	(14,428)	(11,217)	(2,547)	(3,178)	(31,370)	—	(31,370)
Voyage expenses	(13)	(26)	—	(6,842)	(6,881)	—	(6,881)
Charterhire	(4,554)	(17,357)	(839)	—	(22,750)	—	(22,750)
Impairment	(28,616)	(12,962)	(12,459)	(12,574)	(66,611)	—	(66,611)
Depreciation	(9,279)	(5,069)	(2,074)	(2,038)	(18,460)	—	(18,460)
General and administrative expenses	(692)	(762)	(136)	(314)	(1,904)	(9,733)	(11,637)
Financial expenses	—	—	(841)	—	(841)	(6,219)	(7,060)
Financial income	—	—	—	—	—	51	51
Other expenses, net	23	—	(134)	—	(111)	(8)	(119)
Segment profit or loss	($26,458)	($15,155)	($12,546)	($12,659)	($66,818)	($15,909)	($82,727)

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

For the year ended December 31, 2010
In thousands of US dollars	Panamax/LR1	Handymax	Aframax/LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$29,345	$8,812	$641	$0	$38,798	$0	$38,798
Vessel operating costs	(12,364)	(5,650)	(427)	—	(18,440)	—	(18,440)
Voyage expenses	(253)	(2,289)	—	—	(2,542)	—	(2,542)
Charterhire	(276)	—	—	—	(276)	—	(276)
Depreciation	(7,494)	(2,390)	(293)	—	(10,177)	(2)	(10,179)
General and administrative expenses	(600)	(267)	(15)	—	(882)	(5,318)	(6,200)
Financial expenses	(135)	—	—	—	(135)	(3,096)	(3,231)
Financial income	1	1	1	—	3	34	37
Realized loss on derivative financial instruments	(280)	—	—	—	(280)	—	(280)
Other expense, net	(4)	—	—	—	(4)	(505)	(509)
Segment profit or loss	$7,940	($1,782)	($93)	$0	$6,065	($8,887)	($2,822)

The Panamax/LR1and Handymax segments each contained revenue from at least one major customer representing greater than 10% of total revenue. The revenue from those customers within their respective segments was:

In thousands of US dollars
Segment	Customer	2012	2011	2010
Panamax/LR1	Scorpio Panamax Tanker Pool Limited (1)	$26,884	$22,594	$9,645
	King Dustin (1)	—	8,507	8,700
	Liberty (1)	—	—	4,780
	BP	—	—	5,937

Handymax	Scorpio Handymax Tanker Pool Limited (1)	31,280	32,238	5,178
		$58,164	$63,339	$34,240

(1)      These customers are related parties (see Note 15)

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

14.    Common shares

At December 31, 2010, we had 24,634,913 registered shares authorized and issued with a par value of $0.01 per share. These shares provide the holders with rights to dividends and voting rights.

In May 2011, we closed on a follow-on public offering of 6,000,000 shares of common stock at $10.50 per share. On the same day, the underwriters exercised their over-allotment option to purchase an additional 900,000 shares at $10.50 per share After deducting underwriters’ discounts and paying offering expenses, the net proceeds of the follow-on public offering and the over-allotment were approximately $68.5 million. Total fees and commissions relating to the follow-on offering and exercise of the over-allotment option were $4.0 million and were recorded as a reduction to additional paid-in capital.

In December 2011, we closed on the sale 7,000,000 shares of common stock in an underwritten public offering at an offering price of $5.50 per share. We received net proceeds of approximately $36.5 million, after deducting underwriters' discounts and offering expenses. Total fees and commissions relating to the follow-on offering and exercise of the over-allotment option were $2.0 million and were recorded as a reduction to additional paid-in capital.

In April 2012, we closed on the sale of 4,000,000 shares common stock in a registered direct placement of common shares at an offering price of $6.75 per share. We received net proceeds of approximately $25.9 million, after deducting the placement agents’ discounts and offering expenses. Total fees and commissions relating to the registered direct placement were $1.1 million and were recorded as a reduction to additional paid-in capital.

In December 2012, we closed on the sale of 21,639,774 shares of common stock in a registered direct placement of common shares at an offering price of $6.10 per share. We received net proceeds of approximately $127.2 million, after deducting the placement agents' discount and offering expenses. Total fees and commissions relating to the registered direct placement were $4.8 million and were recorded as a reduction to additional paid-in capital.

Stock buyback plan

On July 9, 2010, the board of directors authorized a share buyback program of $20.0 million. We repurchase these shares in the open market at the times and prices that we consider to be appropriate. During 2012, we repurchased 447,322 shares at an average price of $5.4546 per share, including commissions. As of December 31, 2012 and December 31, 2011, 1,170,987 and 723,665 shares, respectively have been purchased under the plan at an average price of $6.7793 and $7.5981, respectively, per share including commissions. As of December 31, 2012, the remaining stock buyback authorization was $12.1 million.

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

On June 18, 2010, we issued 9,000 shares of restricted stock to our directors for no cash consideration. The share price at the date of issue was $10.85 per share and these shares vested on April 6, 2011.

On January 31, 2011, we issued 281,000 shares of restricted stock to the employees for no cash consideration. The share price at the date of issue was $9.83 per share. The vesting schedule of the restricted stock is (i) one-third of the shares vest on January 31, 2012, (ii) one-third of the shares vest on January 31, 2013, and (iii) one-third of the shares vest on January 31, 2014. Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method. 93,667 shares vested on January 31, 2012.

On January 31, 2011, we issued 9,000 shares of restricted stock to our independent directors for no cash consideration. The share price at the date of issue was $9.83 per share. These shares vested on January 31, 2012.

On January 31, 2012, we issued 281,000 shares of restricted stock to employees for no cash consideration. The share price at the date of issue was $5.65 per share. The vesting schedule of the restricted stock is (i) one-third of the shares vest on January 31, 2013, (ii) one-third of the shares vest on January 31, 2014, and (iii) one-third of the shares vest on January 31, 2015. Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.

On January 31, 2012, we issued 9,000 shares of restricted stock to our independent directors for no cash consideration. The share price at the date of issue was $5.65 per share. These shares vest on January 31, 2013.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

We recognized $3.5 million, $3.4 million and $0.9 million in expense relating to these issuances during the years ended December 31, 2012, 2011 and 2010, respectively. No shares were forfeited during these periods.

Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of US dollars	Employees	Directors	Total
For the year ending December 31, 2013	$1,982	$4	$1,986
For the year ending December 31, 2014	787	—	787
For the year ending December 31, 2015	122	—	122
	$2,891	$4	$2,895

Shares outstanding

As of December 31, 2012, we had 275,000,000 registered shares of which 250,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 designated as preferred shares with a par value of $0.01,

As of December 31, 2012 we had 63,827,846 shares outstanding.

15.     Related party transactions

Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated profit or loss statement and balance sheet are as follows:

	For the year ended December 31,
In thousands of US dollars	2012	2011	2010
Pool revenue(1)
Scorpio Panamax Tanker Pool Limited	$26,884	$22,594	$9,645
Scorpio Handymax Tanker Pool Limited	31,280	32,238	5,178
Scorpio MR Pool Limited	9,558	—	—
Scorpio LR2 Pool Limited	4,540	5,195	—
Scorpio Aframax Tanker Pool Limited	—	170	641
Time charter revenue(2)
King Dustin	—	8,507	8,700
Liberty and subsidiaries	—	—	4,780
Vessel operating costs(3)	(2,280)	(2,203)	(1,059)
Commissions(4)	(532)	(270)	(234)
Administrative expenses(5)	(1,862)	(1,937)	(932)
Other(6)	—	—	(131)

(1)	These transactions relate to revenue earned in the Scorpio LR2, Scorpio Aframax, Scorpio Panamax, Scorpio MR and Scorpio Handymax Tanker Pools (the Pools). The Pools are owned by Scorpio LR2 Tanker Pool Limited, Scorpio Aframax Pool Limited, Scorpio Panamax Tanker Pool Limited,Scorpio MR Pool Limited and Scorpio Handymax Tanker Pool Limited, respectively. The Pools are related party affiliates.
(2)	The revenue earned was for Noemi's time charter with King Dustin (which is 50% jointly controlled by a related party affiliate). In 2010, STI Harmony and STI Heritage were on a time charter with Liberty, a related party affiliate. See Note 16 for the terms of this time charter.
(3)	These transactions represent technical management fees charged by SSM, a related party affiliate, and included in the vessel operating costs in the consolidated statement of profit or loss. We believe our technical management fees for the years ended December 31, 2012, 2011 and 2010 were at market rates because they were the same rates charged to other vessels managed by SSM. Each vessel pays $548 per day for technical management, which was, lower than that charged to third parties by SSM.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

(4)	These transactions represent the expense due to SCM for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement (see description below). Each of the vessels pays a commission of 1.25% of their revenue when not in the Pools. When our vessels were in the Pools, SCM, the pool manager, charged fees of $250 per vessel per day with respect to our Panamax/LR1 and LR2 vessels, $300 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.25% commission on gross revenues per charter fixture. These were the same fees that SCM charges other vessels in these pools, including third party owned vessels.
(5)	We have an Administrative Services Agreement with Scorpio Services Holding Limited, or SSH or our Administrator, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. Liberty Holding Company Ltd., or Liberty, a company affiliated with us, acted as our Administrator until March 13, 2012 when the Administrative Services Agreement was assigned to SSH. The effective date of the novation was November 9, 2009, the date that we first entered into the agreement with Liberty. We reimburse our current Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. Our Administrator also arranges vessel sales and purchases for us. The services provided to us by our Administrator may be sub-contracted to other entities within the Scorpio Group.

Our Commercial Management Agreement with SCM includes a daily flat fee charged payable to SCM for the vessels that are not in one of the pools managed by SCM. The flat fee was $250 per day for Panamaxes/LR1 and Aframax/LR2 vessels and $300 per day for Handymax and MR vessels. The flat fee was the same rate charged by SCM for vessels in the pools managed by SCM.

•	The expense for the year ended December 31, 2012 of $1.9 million included the flat fee of $0.7 million charged by SCM and administrative fees of $1.2 million charged by SSH and were included in voyage expenses and general and administrative expenses in the consolidated statement of profit or loss.
•	The expense for the year ended December 31, 2011 of $1.9 million included the flat fee of $0.3 charged by SCM and administrative fees of $1.7 million charged by SSH and were both included in general and administrative expenses in the consolidated statement of profit or loss.
•	The expense for the year ended December 31, 2010 of $0.9 million included the flat fee of $0.2 million charged by SCM and administrative fees of $0.7 million charged by SSH and were both included in general and administrative expenses in the consolidated statement of profit or loss.
(6)	In accordance with our Administrative Services Agreement with SSH, we have to reimburse SSH for any direct expenses. These transactions represent reimbursements of $0.1 million to SSH for the year ended December 31, 2010 for expenses related to the registration of the existing shares in the initial public offering which closed on April 6, 2010. In addition, $0.3 million related to expenses for the registration of the shares in the initial public offering were recorded as an offset against the proceeds from the offering. The cash payment was made in 2010.

Furthermore, the Administrative Services Agreement with SSH includes a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. These fees are capitalized as part of the carrying value of the related vessel for a vessel purchase and are included as part of the gain or loss on sale for a vessel disposal. In the year ended December 31, 2012, we paid SSH an aggregate fee of $2.4 million, which consisted of $0.5 million (recorded within loss from sale of vessels) on the sales of STI Conqueror, STI Gladiator, and STI Matador and $1.9 million on the purchase and delivery of the first five Newbuilding vessels. In the year ended December 31, 2011, we paid SSH an aggregate fee of $0.7 million in May 2011 for the purchase of the STI Coral and STI Diamond. In the year ended December 31, 2010, we paid SSH an aggregate fee of $2.4 million for the purchases of the STI Harmony, STI Heritage, STI Conqueror, STI Matador, STI Gladiator, STI Highlander and STI Spirit.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of US dollars	2012	2011
Assets:
Accounts receivable (due from the Pools)	$33,271	$18,102

Liabilities:
Accounts payable (owed to the Pools)	59	50
Accounts payable (SSM)	70	8
Accounts payable (SCM)	146	52

In 2011, we also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. $0.1 million has been charged under this agreement during the year ended December 31, 2012 and capitalized within vessels under construction. No amounts were charged under this agreement during the year ended December 31, 2011.

Key management remuneration

Prior to April 6, 2010, our executive management services were provided by a related party affiliate and included in the management fees described in (5) above. If we were not part of a related party affiliate, and had the same ownership structure and a contract for administrative services for the periods up to April 6, 2010, we estimate our executive management remuneration would have been comparable with the executive management remuneration presented within general and administrative expenses in subsequent periods. The table below therefore depicts key management remuneration for the periods April 6, 2010 through December 31, 2010 and the years ended December 31, 2012 and 2011 as follows:

	For the period ended December 31,
In thousands of US dollars	2012	2011	2010
Short-term employee benefits (salaries)	$2,896	$2,875	$2,060
Share-based compensation (1)	3,368	3,189	922
Total	$6,264	$6,064	$2,982

(1)	Represents the amortization of restricted stock issued under our equity incentive plans in June 2010, January 2011 and January 2012. See note 14.

There are no post employment benefits.

16.    Vessel revenue

During the years ended December 31, 2011, and 2010 we had two and four vessels, respectively that earned revenue through time charter contracts. During the year ended December 31, 2012, there were no vessels on time charter contracts. The remaining revenue was generated from vessels operating in pools or in the spot market.

Revenue Sources

	For the year ended December 31,
In thousands of US dollars	2012	2011	2010
Pool revenue	$72,262	$60,197	$15,464
Voyage revenue	43,119	12,287	3,917
Time charter revenue	—	9,626	19,417
	$115,381	$82,110	$38,798

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Time charter out contracts:

	Time Charter Out
Vessel	From	To	Daily rate
Noemi (1)	Jan 2007	Dec 2011	$24,500
Senatore (2)	Sep 2007	Aug 2010	$26,000
STI Spirit (3)	Jan 2011	Mar 2011	$15,000
STI Harmony (4)	Jun 2010	Sep 2010	$25,500
STI Heritage (4)	Jun 2010	Nov 2010	$25,500

(1)	The time charter contract with the Noemi was terminated on December 22, 2011.
(2)	The time charter contract with the Senatore was terminated on August 26, 2010.
(3)	The STI Spirit was on a short term time charter from January 11, 2011 through March 3, 2011 at a charterhire rate of $15,000 per day. From March 4, 2011 through March 26, 2011, the date the vessel entered the Scorpio LR2 Pool, the charterhire rate increased to $17,000 per day.
(4)	STI Harmony and STI Heritage were acquired in June 2010 with existing time charter contracts that commenced in October 2007 and January 2008, respectively. The vessels were chartered to subsidiaries of Liberty, which are related parties. `

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

17.     Charterhire

The following table depicts our time chartered-in vessel commitments during the years ended December 31, 2012, 2011 and 2010:

	Name	Year built	Type	Delivery	Charter Expiration(1)	Rate ($/ day)
Active as of December 31, 2012
1	Kraslava	2007	Handymax	January-11	July-13	12,070	(2)
2	Krisjanis Valdemars	2007	Handymax	February-11	June-13	12,000	(3)
3	Histria Azure	2007	Handymax	April-12	April-14	12,000	(4)
4	Histria Coral	2006	Handymax	July-11	July-13	13,000	(5)
5	Histria Perla	2005	Handymax	July-11	July-13	13,000	(5)
6	Endeavour	2004	MR	July-12	February-13	11,525	(6)
7	STX Ace 6	2007	MR	May-12	May-14	14,150	(7)
8	Pacific Duchess	2009	MR	March-12	March-13	13,800	(8)
9	Targale	2007	MR	May-12	May-14	14,500	(9)
10	Freja Lupus	2012	MR	April-12	April-14	14,760	(10)
11	Valle Bianca	2007	MR	August-12	March-13	12,000	(11)
12	Gan-Trust	2013	MR	January-13	January-16	16,250	(12)
13	Usma	2007	MR	January-13	January-14	13,500	(13)
14	SN Federica	2003	LR1	February-13	February-15	11,250	(14)
15	Hellespont Promise	2007	LR1	December-12	December-13	12,500	(15)
16	FPMC P Eagle	2009	LR1	September-12	September-13	12,800	(16)
17	FPMC P Hero	2011	LR2	April-13	October-13	14,750	(17)
18	FPMC P Ideal	2012	LR2	January-13	July-13	14,750	(17)
19	Fair Seas	2008	LR2	January-13	July-13	16,000	(18)
Expired as of December 31, 2012
1	Kazdanga	2007	Handymax	May-11	June-12	12,345
2	BW Zambesi	2010	LR1	December-10	November-11	13,850
3	Khawr Aladid	2006	LR2	October-11	April-12	12,000

(1)	Redelivery is plus or minus 30 days from the expiry date.
(2)	We have an option to extend the charter for an additional year at $13,070 per day.
(3)	We have an option to extend the charter for an additional year at $13,000 per day. The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel's profits and losses above or below the daily base rate with the vessel’s owner.
(4)	In April 2013, the daily base rate will increase to $12,600 per day for one year thereafter. We have an option to extend the term of the charter for an additional year at $13,550 per day.
(5)	Represents the average rate for the two year duration of the agreement. The rate for the first year is $12,750 per day and the rate for the second year is $13,250 per day. We have an option to extend the charter for an additional year at $14,500 per day.
(6)	This vessel was redelivered in February 2013.
(7)	We have an option to extend the charter for an additional year at $15,150 per day.
(8)	We have an option to extend the charter for an additional year at $14,800 per day.
(9)	We have options to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.
(10)	We have an option to extend the charter for an additional year at $16,000 per day.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

(11)	We have an option to extend the charter for an additional six months at $13,000 per day.
(12)	The daily base rate represents the average rate for the three year duration of the agreement. The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.
(13)	We have an option to extend the charter for an additional year at $14,500 per day.
(14)	We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the owner whereby we split all of the vessel's profits above the daily base rate.
(15)	We have an option to extend the charter for an additional six months at $14,250 per day.
(16)	We have options to extend the charter for up to two consecutive one year periods at $13,400 per day and $14,400 per day, respectively. We have also entered into an agreement with a third party whereby we split all of the vessel's profits and losses above or below the daily base rate.
(17)	We have options to extend the charters for three consecutive six month periods at $15,000 per day, $15,250 per day, and $15,500 per day respectively. FPMC P Hero is expected to be delivered in April 2013 and FPMC P Ideal was delivered in January 2013.
(18)	We have options to extend the charter for three consecutive six month periods at $16,250 per day, $16,500 per day, and $16,750 per day respectively.

The undiscounted remaining future minimum lease payments under these arrangements as of December 31, 2012 are $86.3 million. The obligations under these agreements will be repaid as follows:

	As of December 31,
In thousands of US dollars	2012	2011
Less than 1 year	$62,612	$21,004
1-5 years	23,771	5,943
5+ years	—	—
Total	$86,383	$26,947

The total expense recognized under charter hire agreements during the year ended December 31, 2012, 2011 and 2010 was $43.7 million, $22.8 million and $0.3 million, respectively.

18.     General and administrative expenses

General and administrative expenses primarily represent employee benefit expenses, professional fees and administration/commercial management fees (see note 15). Employee benefit expenses consist of:

	For the year ended December 31,
In thousands of US dollars	2012	2011	2010
Short term employee benefits (salaries)	$4,066	$3,796	$2,390
Share based compensation (see note 14)	3,490	3,362	988
	$7,556	$7,158	$3,378

19.     Financial expenses

Financial expenses comprise:

	For the year ended December 31,
In thousands of US dollars	2012	2011	2010
Interest payable on bank loans	$3,421	$4,951	$2,985
Amortization of deferred financing fees	4,093	986	246
Commitment fees on undrawn portions of bank loans	998	1,123	—
Total financial expenses	$8,512	$7,060	$3,231

The amortization of deferred financing fees in the year ended December 31, 2012 includes a $3.0 million charge arising from the amendment of the 2011 Credit Facility (see note 11).

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

20.     Tax

Scorpio Tankers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands' income tax. We are also exempt from income tax in other jurisdictions including the United States of America due to tax treaties; therefore, we did not have any tax charges, benefits, or balances as of or for the periods ended December 31, 2012, 2011 and 2010.

21.     Loss per share

The calculation of both basic and diluted loss/earnings per share is based on net loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
In thousands of US dollars except for share data	2012	2011	2010
Net loss attributable to equity holders of the parent	$(26,537)	$(82,727)	$(2,822)
Basic and diluted weighted average number of shares	41,413,339	28,704,876	15,600,813

We incurred a loss in the years ended December 31, 2012, 2011 and 2010. As a result, the inclusion of potentially dilutive shares (being the restricted shares outlined in note 14) in the diluted loss per share calculation would have an antidilutive effect on the loss per share for the period. Therefore, all restricted shares (1,036,791, 849,458 and 568,458 for the years ended December 31, 2012, 2011 and 2010, respectively) have been excluded from the diluted loss per share calculation for these periods.

22.     Financial instruments

Funding and capital risk management

We manage our funding and capital resources to ensure our ability to continue as a going concern while maximizing the return to the shareholder through optimization of the debt and equity balance.

Categories of financial instruments

	Carrying value
	As of December 31
In thousands of US dollars	2012	2011
Financial assets
Cash and cash equivalents	$87,165	$36,833
Loans and receivables	36,797	23,187
Derivatives at fair value through profit or loss	26	—

Financial liabilities
Derivatives designated in a cash flow hedge	329	701
Derivatives at fair value through profit or loss	1,257	—
Other liabilities (at amortized cost)	156,903	160,676

Derivative financial instruments in 2012 consisted of(i) interest rate swaps, recorded at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates to determine the fair value, and (ii) profit or loss sharing agreements on time charter-in agreements with third parties, where the fair value of these instruments is determined by comparing published time charter rates to the charterhire rate and discounting those cash flows to their estimated present value.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Derivative financial instruments in 2011 and 2010 solely comprised of interest rate swaps, recorded at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates to determine the fair value.

IFRS 7 requires classification of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). In accordance with IFRS 7, the fair value measurement for the interest rate swaps and profit or loss sharing agreements in 2012, 2011 and 2010 were classified as Level 2.

The fair value of other financial assets and liabilities are approximately equal to their carrying values.

Financial risk management objectives

We identify and evaluate significant risks on an ongoing basis with the objective of managing the sensitivity of our results and financial position to those risks. These risks include market risk, credit risk, liquidity risk and foreign exchange risk.

The use of financial derivatives is governed by our policies as approved by the board of directors.

Market risk

Our activities expose us to the financial risks of changes in interest rates.

In the years ended December 31, 2012, 2011, and 2010, we were party to interest rate swaps to mitigate the risk of rising interest rates. In August 2011, we entered into six interest rate swap agreements to manage interest costs and the risk associated with changing interest rates on our 2011 Credit Facility and 2010 Revolving Credit Facility with three different banks. Additionally, in April 2010, we paid $1.9 million to settle an interest rate swap that was entered into in April 2005.

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

If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2012 would have decreased/increased by $1.6 million. This is mainly attributable to our exposure to interest rate movements on our Newbuilding Credit Facility, 2010 Revolving Credit Facility, 2011 Credit Facility and STI Spirit Credit Facility.

If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2011 would have decreased/increased by $1.6 million. This is mainly attributable to our exposure to interest rate movements on our 2010 Revolving Credit Facility, 2011 Credit Facility and STI Spirit Credit Facility.

If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2010 would have decreased/increased by $0.7 million. This is mainly attributable to our exposure to interest rate movements in our 2010 Revolving Credit Facility.

Credit risk

Credit risk is the potential exposure of loss in the event of non-performance by customers and derivative instrument counterparties.

We only place cash deposits with major banks covered with strong and acceptable credit ratings.

Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial and technical managers. We did not experience material credit losses on our accounts receivables portfolio in the years ended December 31, 2012, 2011, and 2010.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

The carrying amount of financial assets recognized in the consolidated financial statements represents the maximum exposure to credit risk without taking account of the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2012, 2011, and 2010.

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

Current economic conditions make forecasting difficult, and there is the possibility that our actual trading performance during the coming year may be materially different from expectations. It is also likely that additional, currently uncommitted, sources of financing will be required to fully meet the financial commitments under our newbuilding program, further details of which are provided in note 6 and note 23. However, based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to newbuilding instalments, debt service obligations and charterhire commitments) for a period of at least twelve months from the date of approval of these consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.

Remaining contractual maturity on secured bank loans (Note 11)

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

To be repaid as follows:

	As of December 31
Amounts in thousands of US dollars	2012	2011
Less than 1 month	$—	$—
1-3 months	3,228	2,768
3 months to 1 year	10,042	8,376
1-5 years	78,804	126,827
5+ years	80,404	39,686
Total	$172,478	$177,657

The following table details our remaining contractual maturity for our interest rate swaps. The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay.

	As of December 31
In thousands of US dollars	2012	2011
Less than 1 month	$—	$—
1 - 3 months	160	—
3 months to 1 year	475	238
1 - 5 years	748	469
5+ years	—	—
	$1,383	$707

All other current liabilities fall due within less than one month.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

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

23.    Subsequent events

2013 Credit Facility

In February 2013, we signed a commitment letter for a $267.0 million senior secured credit facility, or the 2013 Credit Facility, with Nordea Bank Finland plc, acting through its New York branch, ABN AMRO Bank N.V., and Skandinaviska Enskilda Banken AB.

The 2013 Credit Facility is expected to consist of a $114.0 million delayed draw term loan facility and a $153.0 million revolving credit facility. The 2013 Credit Facility is expected to be secured by, among other things, a first-priority cross-collateralized mortgage on certain vessels for which we have entered into newbuilding contracts, or the Firm Vessels, and certain vessels for which we may exercise construction options, or the Option Vessels, and together with the Firm Vessels, the Collateral Vessels. Our subsidiaries that own the Collateral Vessels are expected to act as joint and several guarantors under the 2013 Credit Facility.

A single drawdown of the term loan may occur in connection with the delivery of each Firm Vessel in an amount equal to the lesser of 60% of (i) the loan amount allocated for such vessel or (ii) its fair market value. The initial drawdown of each revolving loan may occur in connection with the delivery of an Option Vessel and is similarly capped at the lesser of 60% of the loan amount or fair market value, with such amount, once drawn, available on a revolving basis. Drawdowns under the term loan are expected to be available until January 31, 2015 and drawdowns under the revolving loan are expected to be available until July 31, 2015 and each will bear interest at LIBOR plus an applicable margin of 3.50%.

Under the terms outlined in the commitment letter, the term loan shall be repaid and the revolving loans reduced, in each case, in an amount equal to 1/60th of such loan on a consecutive quarterly basis until final maturity on the sixth anniversary of the facility.

In addition to restrictions imposed upon the owners of the Collateral Vessels (such as, limitations on liens and limitations on the incurrence of additional indebtedness), the 2013 Credit Facility is expected to include financial covenants that require us to maintain:

•	minimum liquidity of at least the greater of $25 million or 5% of total indebtedness;
•	a consolidated tangible net worth no less than (i) $150 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter beginning on July 1, 2010 and (ii) 50% of the value of any new equity issues from July 1, 2010 going forward;
•	a ratio of net debt to total capitalization no greater than 0.60 to 1.00;
•	a ratio of EBITDA to net interest expense greater than 2.00 to 1.00 through September 30, 2013 and 2.50 to 1.00 thereafter;
•	the aggregate fair market value of the Collateral Vessels shall at all times be no less than 140% of the then aggregate outstanding principal amount of loans under the credit facility.

Our ability to close the 2013 Credit Facility and our ability to draw down on the facility are each subject to usual and customary conditions precedent, including the negotiation and execution of final documentation.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Follow-on offerings

In February 2013, we closed on the sale of 30,672,000 shares of common stock in a registered direct placement of common shares at an offering price of $7.50 per share. We received net proceeds of approximately $222.1 million, after deducting the placement agents’ discount and offering expenses.

In March 2013, we closed on the sale 29,012,000 shares of common stock in a registered direct placement of common shares at an offering price of $8.10 per share. We received net proceeds of $226.7 million, after deducting placement agents’ discounts and offering expenses. After the close of this offering, we had 123,511,846 shares outstanding.

February 2013 Shelf Registration statement

On February 22, 2013, we filed a Form F-3 with the Securities and Exchange Commission, with an effective date of February 25, 2013, which can be used to issue common shares, preferred shares, debt securities, warrants, purchase contracts, and units. If a debt security is issued, all of our subsidiaries may guarantee the securities issued by the parent company. Each subsidiary is 100% owned and each guarantee of the registered security will be full, unconditional, and join and several with all other subsidiary guarantees.

Delivery of Newbuilding Vessels

In January and March 2013, we took delivery of our sixth and seventh vessels under our Newbuilding program, STI Sapphire and STI Emerald, respectively. These vessels were partially financed by drawing down $34.4 million from our 2011 Credit Facility. As of the date of this report, there is $49.9 million outstanding under this facility and $80.6 million available for borrowing which can be used to finance up to 50% of future vessel acquisitions.

Time chartered-in vessels

In January 2013, we agreed to time charter-in and took delivery of a 2007 built MR ice-class 1B product tanker on a one year time charter-in agreement at $14,000 per day. The agreement also contains an option for us to extend the charter by one year at $15,000 per day.

In January 2013, we took delivery of a 2013 built MR product tanker. This vessel is a sister ship of our newbuilding vessels from HMD. The vessel will be chartered-in for three years at $15,750 per day in year one, $16,250 per day in year two and $16,750 per day in year three. The agreement includes two consecutive options for us to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day.

In January 2013, we took delivery of a 2007 built MR ice-class 1B product tanker on a one year time charter-in agreement at $13,500 per day. The agreement includes an option for us to extend the charter for an additional year at $14,500 per day.

In January 2013, we took delivery of a 2003 built LR1product tanker on a two year time charter-in agreement at $11,250 per day with a 50% profit sharing provision whereby we split any of the vessel's profits above $11,250 per day with the vessel owner. The agreement includes an option for us to extend the charter for an additional year at $12,500 per day with a 50% profit sharing provision.

In January 2013, we took delivery of a 2012 built LR2 product tanker on a six month time charter-in agreement at $14,750 per day. We have options to extend the charter for three consecutive six month periods at $15,000 per day, $15,250 per day, and $15,500 per day respectively.

In January 2013, we took delivery of a 2008 built LR2 product tanker on a six month time charter-in agreement at $16,000 per day. We have options to extend the charter for three consecutive six month periods at $16,250 per day, $16,500 per day, and $16,750 per day respectively.

In March 2013, we took delivery of a 2013 built MR product tanker on a two year time charter-in agreement at $ 14,300 per day. We have an option to extend the charter for an additional year at $15,700 per day.

In March 2013, we agreed to time charter-in a 2010 built LR2 product tanker and a 2011 built LR2 product tanker, each on a one year time charter-in agreements at $16,125 per day. We expect to take delivery of these two vessels in April 2013.

In March 2013, we agreed to time charter-in 2004 built ice class 1B Handymax product tanker for one year at $12,700 per day. We have an option to extend the charter for an additional year at $14,000 per day. This vessel is expected to be delivered by the middle of April 2013.

Scorpio Tankers Inc. and Subsidiaries

Notes to the consolidated financial statements

Newbuilding vessels

In January 2013, we reached an agreement with HMD for the construction of two MR product tankers for $32.5 million each. These vessels will be delivered in May and June 2014.

In February 2013, we exercised options with HMD for the construction of four MR product tankers for approximately $33.0 million each and two Handymax ice class-1A product tankers for $31.25 million each. Two of the MR’s will deliver in the second quarter of 2014 with the third and fourth MR’s to be delivered in the third and fourth quarter of 2014, respectively. The two Handymax vessels will be delivered in the second quarter of 2014.

In February 2013, we exercised options with HMD for the construction of four Handymax, ice class 1A product tankers for $31.3 million each. These vessels will be delivered in the third quarter of 2014.

In February 2013, we reached an agreement with SPP for the construction of four MR product tankers for $32.5 million each. These vessels will be delivered in the third and fourth quarters of 2014.

In March 2013, we reached an agreement with Hyundai Samho Heavy Industries Co. Ltd., or HSHI for the construction of six additional 114,000 dwt LR2 product tankers for approximately $50.5 million each. These vessels are expected to be delivered to us in the third and fourth quarter of 2014.

In March 2013, we reached an agreement with and Daewoo Shipbuilding & Marine Engineering Co., Ltd or DSME for the construction of two 114,000 dwt LR2 product tankers for approximately $50.0 million each. These vessels are expected to be delivered to us in the fourth quarter of 2014.

As of the date of this report, we have a total of 33 newbuilding product tanker orders with HMD, SPP, HSHI and DSME which include 19 MR, six Handymax ice class-1A vessels and eight LR2. One of the newbuildings is expected to be delivered to us by April 2013 and the remaining 32 within 2014. We also have fixed-price options to construct additional newbuilding product tankers at these yards.

We made $152.5 million of installment payments during the first quarter of 2013, which includes $44.2 million in aggregate for the delivery installment payments on STI Sapphire in January 2013 and STI Emerald in March 2013. Our commitments at the date of this report under all newbuilding vessel agreements, including the above mentioned vessels are as follows*:

Q2 2013	$41.6	million
Q3 2013	114.3	million
Q4 2013	74.1	million
Q1 2014	77.6	million
Q2 2014	302.0	million
Q3 2014	241.0	million
Q4 2014	250.9	million
Total	$1,101.5	million

*These are estimates only and are subject to change as construction progresses.

SCORPIO TANKERS INC.