Form 20-F
period 2013-12-31
Scorpio Tankers Inc.
filed 2014-03-31
CIK 1483934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

Commission file number: 001-34677

SCORPIO TANKERS INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

9, Boulevard Charles III Monaco 98000
(Address of principal executive offices)

Mr. Emanuele Lauro
+377-9898-5716 info@scorpiotankers.com 9, Boulevard Charles III Monaco 98000
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2013, there were 198,791,502 outstanding shares of common stock, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	X	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	X	No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definitions of “large accelerated filer” and “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

X	International Financial Reporting Standards as issued by the international Accounting Standards Board

Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	X	No

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

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors described from time to time in the reports we file with the Securities and Exchange Commission, or SEC. We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to update or revise any forward-looking statements. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3.D of this annual report for a more complete discussion of these and other risks and uncertainties.

PART I

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

A. Selected Financial Data

The following tables set forth our selected consolidated financial data and other operating data as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009. The selected data is derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 and our consolidated balance sheets as of December 31, 2013 and 2012, together with the notes thereto, are included herein. Our audited consolidated financial statements for the years ended December 31, 2010 and 2009 and our consolidated balance sheets as of December 31, 2011, 2010 and 2009, and the notes thereto, are not included herein.

We began our operations in October 2009, when Liberty Holding Company Ltd., or Liberty, a wholly-owned subsidiary of Simon Financial Limited, or Simon, a company owned and controlled by the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member, transferred to us three vessel owning and operating subsidiaries. Prior to October 1, 2009, our historical consolidated financial statements were prepared on a carve-out basis from the financial statements of Liberty. These carve-out financial statements include all assets, liabilities and results of operations of the three vessel-owning subsidiaries owned by us, formerly subsidiaries of Liberty, for the periods presented. Prior to October 1, 2009, certain of the expenses incurred by these subsidiaries for commercial, technical and administrative management services were under management agreements with other entities owned and controlled by the Lolli-Ghetti family, which we refer to collectively as the Scorpio Group, consisting of: (i) Scorpio Ship Management S.A.M., or SSM; and Scorpio Commercial Management S.A.M., or SCM; which provide us and third parties with technical and commercial management services, respectively; (ii) Liberty, which provided us with administrative services until March 13, 2012 when the administrative services agreement was assigned to Scorpio Services Holding Limited, or SSH, a company owned and controlled by the Lolli-Ghetti family; and (iii) other affiliated entities. Since agreements with related parties are by definition not at arms length, the expenses incurred under these agreements may have been different than the historical costs incurred if the subsidiaries had operated as unaffiliated entities during prior periods. Our estimates of any differences between historical expenses and the expenses that may have been incurred had the subsidiaries been stand-alone entities during 2009 have been disclosed in the notes to our historical consolidated financial statements for the year ended December 31, 2009 which are not presented herein.

	For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2013	2012	2011	2010	2009
Consolidated income statement data
Revenue:
Vessel revenue	$207,580	$115,381	$82,110	$38,798	$27,619
Operating expenses:
Vessel operating costs	(40,204)	(30,353)	(31,370)	(18,440)	(8,562)
Voyage expenses	(4,846)	(21,744)	(6,881)	(2,542)	—
Charterhire	(115,543)	(43,701)	(22,750)	(276)	(3,073)
Impairment (1)	—	—	(66,611)	—	(4,512)
Depreciation	(23,595)	(14,818)	(18,460)	(10,179)	(6,835)
General and administrative expenses	(25,788)	(11,536)	(11,637)	(6,200)	(417)
Write down of vessels held for sale and loss from sales of vessels	(21,187)	(10,404)	—	—	—
Gain on sale of VLGCs	41,375	—	—	—	—
Total operating expenses	(189,788)	(132,556)	(157,709)	(37,637)	(23,399)
Operating income/(loss)	17,792	(17,175)	(75,599)	1,161	4,220
Other income and expense:
Financial expenses	(2,705)	(8,512)	(7,060)	(3,231)	(699)
Realized gain / (loss) on derivative financial instruments	3	443	—	(280)	(808)
Unrealized gain / (loss) on derivative financial instruments	567	(1,231)	—	—	956
Financial income	1,147	35	51	37	5
Share of profit from associate	369	—	—	—	—
Other expense, net	(158)	(97)	(119)	(509)	(256)
Total other income and expense	(777)	(9,362)	(7,128)	(3,983)	(802)
Net income/(loss)	$17,015	$(26,537)	$(82,727)	$(2,822)	$3,418
Earnings/(loss) per common share(2):
Basic earnings / (loss) per share	$0.12	$(0.64)	$(2.88)	$(0.18)	$0.61
Diluted earnings / (loss) per share	$0.11	$(0.64)	$(2.88)	$(0.18)	$0.61
Basic weighted average shares outstanding	146,504,055	41,413,339	28,704,876	15,600,813	5,589,147
Diluted weighted average shares outstanding	148,339,378	41,413,339	28,704,876	15,600,813	5,589,147

	As of December 31,
In thousands of U.S. dollars	2013	2012	2011	2010	2009
Balance sheet data
Cash and cash equivalents	$78,845	$87,165	$36,833	$68,187	$444
Vessels and drydock	530,270	395,412	322,458	333,425	99,594
Vessels under construction	649,526	50,251	60,333	—	—
Total assets	1,646,676	573,280	448,230	412,268	104,423
Current and non-current bank loans	167,129	142,459	145,568	143,188	36,200
Shareholders’ equity	1,450,723	414,790	286,853	264,783	61,329

	For the year ended December 31,
In thousands of U.S. dollars	2013	2012	2011	2010	2009
Cash flow data
Net cash inflow/(outflow)
Operating activities	$(5,655)	$(1,928)	$(12,452)	$4,907	$9,306
Investing activities	(935,101)	(90,155)	(122,573)	(245,595)	—
Financing activities	932,436	142,415	103,671	308,431	(12,469)

(1)	In the years ended December 31, 2011 and December 31, 2009, we recorded an impairment charge of $66.6 million for 12 owned vessels and $4.5 million for two owned vessels, respectively.

(2)	Basic earnings per share is calculated by dividing the net income/(loss) attributable to equity holders of the parent by the weighted average number of common shares outstanding assuming, for the period prior to October 1, 2009 when our historical consolidated financial statements were prepared on a carve-out basis, that the reorganization described above was effective during the period. Diluted earnings per share are calculated by adjusting the net income/(loss) attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

The following table sets forth our other operating data. This data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	For the year ended December 31,
	2013	2012	2011	2010	2009

Average Daily Results
Time charter equivalent per day(1)	$14,369	$12,960	$12,898	$16,213	$23,423
Vessel operating costs per day(2)	6,781	7,605	7,581	8,166	7,819

Aframax/LR2
TCE per revenue day (1)	12,718	10,201	14,951	12,460	—
Vessel operating costs per day(2)	8,203	8,436	6,960	8,293	—

Panamax/LR1
TCE per revenue day (1)	12,599	14,264	14,743	19,413	23,423
Vessel operating costs per day(2)	7,756	7,714	7,891	8,189	7,819

MR
TCE per revenue day (1)	16,546	12,289	12,092	—	—
Vessel operating costs per day(2)	6,069	6,770	6,748	—	—

Handymax
TCE per revenue day (1)	12,862	13,069	11,343	9,507	—
Vessel operating costs per day(2)	6,852	7,594	7,619	8,107	—

Fleet data
Average number of owned vessels (3)	15.94	10.81	11.29	6.19	3.00
Average number of time chartered-in vessels (3)	22.85	9.18	4.95	0.06	0.33

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	—	2,869	2,624	974	1,681

(1)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per revenue day. Vessels in the pool and on time charter do not have voyage expenses; therefore, the revenue for pool vessels and time charter vessels is the same as their TCE revenue. Please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Important Financial and Operational Terms and Concepts” for a discussion of TCE revenue, revenue days and voyage expenses.

(2)	Vessel operating costs per day represent vessel operating costs, as such term is defined in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—“Important Financial and Operational Terms and Concepts,” divided by the number of days the vessel is owned during the period.

(3)	For a definition of items listed under “Fleet Data,” please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects.”

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common shares.

RISKS RELATED TO OUR INDUSTRY

If the tanker industry, which historically has been cyclical, continues to be depressed in the future, our earnings and available cash flow may be adversely affected.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. While the first quarter of 2014 has seen an increase in tanker charter rates relative to the rates obtained since the financial crisis that began in 2008, a worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters, and the rates payable in respect of our vessels currently operating in tanker pools, or any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

As of the date of this annual report, all of our vessels except one are employed in either the spot market or in spot market-oriented tanker pools, such as the Scorpio LR2 Pool, Scorpio Panamax Tanker Pool, the Scorpio MR Pool, or the Scorpio Handymax Tanker Pool, which we refer to collectively as the Scorpio Group Pools and which are managed members of the Scorpio Group, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Group Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. According to Drewry Shipping Consultants Ltd., or Drewry, as of January 31, 2014, the newbuilding order book, which extends to 2016 and beyond, equaled approximately 12.5% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased to provide funding to borrowers. Due to these factors, additional financing may not be available if needed and to the extent required on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to expand our fleet or meet our obligations as they become due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, European Union Regulation, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL including the designation of Emission Control Areas thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the International Convention on Load Lines of 1966, as from time to time amended,, the International Convention of Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Ship and Port Facility Security Code. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws.

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

The market values of tankers have generally experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other tanker companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. We believe that the current aggregate market value of our vessels will be in excess of loan to value amounts required under our credit facilities. Please see “Item 5. Operating and Financial Review and Prospects.”

A decrease in vessel values or a failure to meet these financial ratios required by our credit facilities could cause us to breach certain covenants in our existing credit facilities and future financing agreements that we may enter into from time to time. If we breach such covenants and are unable to remedy the relevant breach or obtain a waiver, our lenders could accelerate our debt and foreclose on our owned vessels. Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. For the year ended December 31, 2013, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss, however we did record a $21.2 million write-down resulting from the designation of four vessels, Senatore, Noemi, Venice and STI Spirit as held for sale. For the year ended December 31, 2012, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss, however we did record a $10.4 million total loss from disposal on the sales of the STI Conqueror, STI Gladiator, STI Matador, STI Diamond and STI Coral. See “—Risks Related to Our Indebtedness” and “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources - Long-Term Debt Obligations and Credit Arrangements” for a more comprehensive discussion of our current credit facilities and the related risks.

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

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, including Libya, and the presence of the United States and other armed forces in Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common shares trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

We have entered into shipbuilding contracts with Hyundai Mipo Dockyard Co. Ltd., or HMD, SPP Shipbuilding Co., Ltd., or SPP, Hyundai Samho Heavy Industries Co. Ltd., or HSHI and Daewoo Shipbuilding & Marine Engineering Co., Ltd., or DSME for the construction of 55 newbuilding vessels, of which 42 are expected to be delivered to us throughout 2014 and 13 in 2015. As of the date of this annual report, we have made total yard payments in the amount of $551.0 million and we have remaining yard installments in the amount of $1,417.5 million before we take possession of all of these vessels.

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

We cannot assure you that our internal controls and procedures over financial reporting will be sufficient.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal controls over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements. We will continue to evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis.

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

Our current operating and financial systems may not be adequate as we implement our plan to take delivery of 55 newbuilding vessels between the date of this annual report and the second quarter of 2015 and to expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we take delivery of our newbuilding vessels and if we further expand our fleet, we will need to recruit suitable additional seafarers and shore side administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees as we take delivery of our new vessels or expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced.

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

Under time charter-out agreements, the charterer is responsible for voyage costs and the owner is responsible for the vessel operating costs. The same applies to time-charter-in agreements. With the exception of certain vessels on short-term time charter-out agreements, we currently have one vessel on a long-term time charter-out agreement (greater than one year) and 31 vessels on time-charter-in agreements. When our owned vessels are employed under one of the Scorpio Group Pools, the pool is responsible for voyage expenses and we are responsible for vessel costs. As of the date of this annual report, we have 16 of our owned vessels and 31 of our time-chartered-in vessels employed through the Scorpio Group Pools. When our vessels operate in the spot market, we are responsible for both voyage expenses and vessel operating costs. As of the date of this annual report, four of the vessels in our Operating Fleet (defined later) operate in the spot market and one vessel is on time charter. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Further, if our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash.

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

We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the year ended December 31, 2013, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss, however we did record a $21.2 million write-down resulting from the designation of four vessels, Senatore, Noemi, Venice and STI Spirit as held for sale. For the year ended December 31, 2012, we evaluated the recoverable amount of our vessels, which did not result in an impairment loss, however we did record a $10.4 million loss from disposal on the sales of the STI Conqueror, STI Gladiator, STI Matador, STI Diamond and STI Coral. We cannot assure you that there will be not be further impairments in future years. Any additional impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common shares.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and our may incur a loss if it sells vessels following a decline in their market value.

The fair market values of our vessels have generally experienced high volatility. The fair market value of our vessels may increase and decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain provisions of our credit facilities and we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders and our subsidiaries may not be able to make distributions to us. The prepayment of certain credit facilities may be necessary to cause us to maintain compliance with certain covenants in the event that the value of its vessels fall below certain levels. Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in our financial statements, which could adversely affect our financial results and condition.

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

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to occur between 2026 to 2039, depending on the vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition, and available cash per share would be adversely affected. Any funds set aside for vessel replacement will reduce available cash.

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

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.“For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.“United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

Emanuele Lauro, our founder, Chairman and Chief Executive Officer, is a member of the Lolli-Ghetti family which owns and controls our commercial and technical managers. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of the date of this annual report, our commercial and technical managers provide commercial and technical management services to approximately 56 and 8 vessels respectively, other than the vessels in our fleet, that are owned or operated by entities affiliated with Mr. Lauro, and such entities may acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations.

Certain of our officers do not devote all of their time to our business, which may hinder our ability to operate successfully.

Certain of our officers participate in business activities not associated with us, and as a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of other companies which they may be affiliated, including other Scorpio Group companies. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

As of the date of this annual report, we employ one vessel under a long-term time charter agreement and we may enter into such agreements in the future. The ability and willingness of each of our counterparties to perform their obligations under a time charter, spot voyage or other agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such oil. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charterhire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased tanker charter rate levels. When we employ a vessel in the spot charter market, we generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities.

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

Our credit facilities impose operating and financial restrictions on us. These restrictions limit our ability, or the ability of our subsidiaries party thereto to, among other things:

•	\pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;
•	incur additional indebtedness, including the issuance of guarantees;
17

•	create liens on our assets;
•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;
•	sell our vessels;
•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or
•	enter into a new line of business.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands pursuant to the Marshall Islands Business Corporations Act on July 1, 2009. We provide seaborne transportation of refined petroleum products and crude oil worldwide. We began our operations in October 2009 with three vessel owning and operating subsidiary companies. In April 2010, we completed our initial public offering and commenced trading on the New York Stock Exchange, or NYSE, under the symbol “STNG.” We have since expanded our fleet and as of the date of this annual report, our fleet consists of 21 wholly owned tankers (one LR2 tanker, three LR1 tankers, one Handymax tanker, 15 MR tankers, and one post-Panamax tanker) with a weighted average age of approximately 3.9 years, and 31 time chartered-in tankers which we operate (nine Handymax tankers, seven MR tankers, five LR1 tankers and ten LR2 tankers), which we refer to collectively as our Operating Fleet. In addition, we currently have contracts for the construction of 55 newbuilding product tankers (29 MR tankers, 14 Handymax ice class 1-A tankers, and 12 LR2 tankers), which we refer to as our Newbuilding Program. Of the vessels in our Newbuilding Program, 42 are expected to be delivered to us throughout 2014 and 13 in 2015. We also own approximately 26% of the outstanding shares of Dorian LPG Ltd., or Dorian, an international liquefied petroleum gas, or LPG, shipping company, which has an operating fleet of four LPG carriers (three of which are very large gas carriers, or VLGCs) and contracts for the construction of 19 fuel-efficient VLGC newbuildings from reputable shipyards.

Our principal executive offices are located at 9, Boulevard Charles III, Monaco 98000 and our telephone number at that address is +377-9798-5716.

Fleet Development

Newbuilding vessels

Under our Newbuilding Program, we currently have contracts for the construction of 55 newbuilding product tankers with shipyards, including HMD, HSHI, SPP and DSME, consisting of (i) 14 MR tankers with HMD for an aggregate purchase price of $487.7 million, (ii) 15 MR product tankers with SPP for an aggregate purchase price of $515.7 million, (iii) 14 Handymax ice class-1A tankers with HMD for an aggregate purchase price of $440.5 million, (iv) eight LR2 product tankers with HSHI for an aggregate purchase price of $404.0 million and (v) four LR2 product tankers with DSME for an aggregate purchase price of $200.0 million. Of these vessels, 42 vessels are expected to be delivered to us throughout 2014 and 13 in 2015.

As of March 31, 2014, we have paid $551.0 million of installment payments related to these newbuilding product tankers and are committed to make additional installment payments of $1,417.5 million.

Owned vessels

We currently have 21 wholly-owned vessels in operation.

During 2013, we took delivery of seven MR vessels in our Newbuilding Program, STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto, STI Fontvieille, and STI Ville, and in January and March 2014, we took delivery of an additional three vessels in our Newbuilding Program, STI Duchessa, STI Opera and STI Texas City.

In December 31, 2013, we designated four vessels as held for sale in our consolidated financial statements; two 2004-built LR1 product tankers, Noemi and Senatore, a 2001-built Post-Panamax tanker, Venice, and a 2008-built LR2 product tanker, STI Spirit. As part of this designation, we recorded a $21.2 million write-down to remeasure these vessels at the lower of their carrying amount and fair value less costs to sell.

In December 2013, we reached agreements with DSME and HSHI for the construction of seven Very Large Crude Carriers, or VLCCs, for an aggregate purchase price of $662.2 million with deliveries in 2015 and 2016. In March 2014, we entered into an agreement to sell these seven VLCCs to an unaffiliated third party for cash. As part of these sales, we expect to record a gain on disposal of approximately $50.0 million in the first quarter of 2014.

In January 2014, we took delivery of two vessels in our Newbuilding Program, STI Duchessa and STI Opera. Upon delivery, these vessels began short term time charters for up to 120 days at approximately $19,000 per day.

In January 2014, we agreed to sell Noemi and Senatore for an aggregate selling price of $44.0 million. Noemi was sold in March 2014 and the sale of Senatore is expected to close in April 2014. As part of these sales, we repaid $22.7 million into our 2010 Revolving Credit Facility in March 2014. Consequently, the availability of this facility is reduced by such amount and the quarterly reduction is reduced to $2.1 million from $3.1 million per quarter. We will also write-off a total of $0.2 million of deferred financing fees as part of the debt repayments associated with these sales.

In February 2014, we agreed to sell STI Spirit for approximately $30.2 million. As part of this sale, we will repay all amounts due under the STI Spirit Credit Facility of $21.4 million. This sale is expected to close in April 2014. We will also write-off a total of $0.3 million of deferred financing fees as part of the debt repayments associated with this sale.

In March 2014, we took delivery of an MR tanker under our Newbuilding Program, STI Texas City. After delivery, this vessel began a time charter for two years at $16,000 per day. This time charter includes a profit sharing mechanism whereby earnings in excess of the base time charter rate will be split between us and the charterer, Valero.

Investment in Dorian LPG Ltd.

In July and August 2013, we entered into contracts with HSHI and DSME for the construction of nine VLGCs for $75.6 million each, and in October 2013, we entered into contracts with HSHI for the construction of two additional VLGCs for $75.0 million each.

In November 2013, we contributed the VLGC business, which included the aforementioned 11 VLGC contracts along with options to purchase two additional VLGCs, together with a cash payment of $1.9 million, to Dorian in exchange for newly issued shares of Dorian representing 30% of Dorian’s pro-forma outstanding shares at that time.  As of the closing date of the transaction, we paid $83.1 million in installment payments under the 11 VLGC contracts.

Additionally, in November 2013, we purchased 24,121,621 new Dorian common shares as part of a private placement of shares for total consideration of $75.0 million. We currently own 64,073,744 common shares representing approximately 26% of the outstanding shares of Dorian. As of March 31, 2014, these shares were traded on the Norwegian OTC List under the symbol “DORIAN.”

Time chartered-in vessels

During 2013, we time chartered-in 30 vessels (nine Handymax tankers, seven MR tankers, five LR1 tankers and nine LR2 tankers), compared to 21 vessels in 2012. As of the date of this annual report, we time charter-in 31 vessels (nine Handymax tankers, seven MR tankers, five LR1 tankers and ten LR2 tankers). Please see our fleet list below under “—B. Business Overview” for further information regarding these vessels.

In February 2014, we entered into a new time charter-in agreement on an LR2 vessel that is currently time chartered-in. The new agreement is for six months at $16,500 per day and commenced upon the expiration of the existing charter in February 2014.

In February 2014, we entered into a new time charter-in agreement on an LR2 vessel. The agreement is for one year at $15,000 per day. We have the option to extend the charter for an additional six months at $16,250 per day. We took delivery of this vessel in March 2014.

Other Recent Developments

Credit Facilities

2010 Revolving Credit Facility

In January 2014, we drew down $72.4 million from the 2012 Revolving Credit Facility. In March 2014, we paid $22.7 million into this facility as a result of the sales of Noemi and Senatore.

2011 Credit Facility

In January 2014, we drew down $52.0 million from the 2011 Credit Facility. In connection with this drawdown, STI Duchessa, STI Le Rocher and STI Larvotto were provided as collateral under the facility.

Newbuilding Credit Facility

In March 2014, we amended and restated our Newbuilding Credit Facility with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB, to convert it from a term loan to a reducing revolving credit facility. This gives us the ability to pay down and re-borrow from the total available commitments under the loan. All other terms and definitions remain unchanged. The facility was fully drawn as of the date of this annual report.

2013 Credit Facility

In February 2014, we drew down $64.2 million from the 2013 Credit Facility. In connection with the drawdown, STI Opera, STI Fontvieille and STI Ville were provided as collateral under the facility.

In March 2014, we drew down $20.5 million from this facility to partially finance the delivery of STI Texas City. Upon delivery from the shipyard, this vessel began a time charter for two years at $16,000 per day. The agreement also contains a profit sharing provision whereby we will split all of the vessel’s profits above the daily base rate with the charterer.

K-Sure Credit Facility

In February 2014, we executed a $458.3 million senior secured term loan facility which consists of a $358.3 million tranche with a group of financial institutions that is being 95% covered by Korea Trade Insurance Corporation, or the K-Sure Tranche, and a $100.0 million commercial tranche with a group of financial institutions led by DNB Bank SA, or the Commercial Tranche. We refer to this credit facility as our K-Sure Credit Facility. For a full description of this credit facility, please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects.”

KEXIM Credit Facility

In February 2014, we executed a senior secured term loan facility with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea, or KEXIM, for a total loan facility of $429.6 million. This facility includes commitments from KEXIM of up to $300.6 million, or the KEXIM Tranche, and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of up to $129.0 million, or the Commercial Tranche. We refer to this credit facility as our KEXIM Credit Facility. For a full description of this credit facility, please see the section of this annual report entitled Item “5. Operating and Financial Review and Prospects.”

Dividend Declaration

On February 21, 2014, our board of directors declared a quarterly cash dividend of $0.08 per share, which was paid on March 26, 2014 to shareholders of record as of March 11, 2014.

B. Business Overview

We provide seaborne transportation of refined petroleum products and crude oil worldwide. As of the date of this annual report, our fleet consists of 21 wholly owned tankers (one LR2 tanker, three LR1 tankers, one Handymax tanker, 15 MR tankers, and one post-Panamax tanker) with a weighted average age of approximately 3.9 years and 31 time chartered-in tankers (ten LR2 tankers, five LR1 tankers, seven MR tankers and nine Handymax tankers), which we refer to collectively as our Operating Fleet. Additionally, we currently have contracts for 55 newbuilding product tankers (14 Handymax ice class 1-A tankers, 29 MR tankers and 12 LR2 tankers), of which 42 are expected to be delivered to us throughout 2014 and 13 in 2015. We also own approximately 26% of the outstanding shares of Dorian.

The following table sets forth certain information regarding our fleet as of the date of this annual report:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Amber	2012	52,000	-	SMRP(4)	MR
3	STI Topaz	2012	52,000	-	SMRP(4)	MR
4	STI Ruby	2012	52,000	-	SMRP(4)	MR
5	STI Garnet	2012	52,000	-	SMRP(4)	MR
6	STI Onyx	2012	52,000	-	SMRP(4)	MR
7	STI Sapphire	2013	52,000	-	SMRP(4)	MR
8	STI Emerald	2013	52,000	-	SMRP(4)	MR
9	STI Beryl	2013	52,000	-	SMRP(4)	MR
10	STI Le Rocher	2013	52,000	-	SMRP(4)	MR
11	STI Larvotto	2013	52,000	-	SMRP(4)	MR
12	STI Fontvieille	2013	52,000	-	SMRP(4)	MR
13	STI Ville	2013	52,000	-	SMRP(4)	MR
14	STI Duchessa	2014	52,000	-	Spot	MR
15	STI Opera	2014	52,000	-	Spot	MR
16	STI Texas City	2014	52,000	-	Time Charter (5)	MR
17	Senatore	2004	72,514	-	Spot	LR1	(6)
18	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
19	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
20	Venice	2001	81,408	1C	Spot	Post-Panamax
21	STI Spirit	2008	113,100	-	SLR2P (3)	LR2	(6)

	Total owned DWT		1,232,005

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (7)
	Time chartered-in vessels
22	Freja Polaris	2004	37,217	1B	SHTP (1)	Handymax	$12,700	14-Apr-14	(8)
23	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$12,800	18-May-14	(9)
24	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$12,800	14-Apr-14	(10)
25	Jinan	2003	37,285	-	SHTP (1)	Handymax	$12,600	28-Apr-15
26	Iver Progress	2007	37,412	-	SHTP (1)	Handymax	$12,500	03-Mar-15	(11)
27	Iver Prosperity	2007	37,455	-	SHTP (1)	Handymax	$12,500	20-Oct-14	(12)
28	Histria Azure	2007	40,394	-	SHTP (1)	Handymax	$12,600	04-Apr-14	(13)
29	Histria Coral	2006	40,426	-	SHTP (1)	Handymax	$12,800	17-Jul-14	(14)
30	Histria Perla	2005	40,471	-	SHTP (1)	Handymax	$12,800	15-Jul-14	(14)
31	STX Ace 6	2007	46,161	-	SMRP(4)	MR	$14,150	17-May-14	(15)
32	Targale	2007	49,999	-	SMRP(4)	MR	$14,500	17-May-14	(16)
33	Gan-Triumph	2010	49,999	-	SMRP(4)	MR	$14,150	20-May-14
34	Nave Orion	2013	49,999	-	SMRP(4)	MR	$14,300	25-Mar-15	(17)
35	Hafnia Lupus	2012	50,385	-	SMRP(4)	MR	$14,760	26-Apr-14	(18)
36	Gan-Trust	2013	51,561	-	SMRP(4)	MR	$16,250	06-Jan-16	(19)
37	Usma	2007	52,684	1B	SMRP(4)	MR	$14,500	03-Jan-15
38	SN Federica	2003	72,344	-	SPTP (2)	LR1	$11,250	15-May-15	(20)
39	SN Azzura	2003	72,344	-	SPTP (2)	LR1	$13,600	25-Dec-14
40	King Douglas	2008	73,666	-	SPTP (2)	LR1	$14,000	08-Aug-14	(21)
41	Hellespont Promise	2007	73,669	-	SPTP (2)	LR1	$14,250	14-Aug-14
42	FPMC P Eagle	2009	73,800	-	SPTP (2)	LR1	$14,525	09-Sep-15
43	FPMC P Hero	2011	99,995	-	SLR2P (3)	LR2	$15,000	02-May-14	(22)
44	FPMC P Ideal	2012	99,993	-	SLR2P (3)	LR2	$15,250	09-Jul-14	(23)
45	Swarna Jayanti	2010	104,895		SLR2P (3)	LR2	$15,000	11-Mar-15	(24)
46	Densa Alligator	2013	105,708	-	SLR2P (3)	LR2	$16,500	17-Sep-14	(25)
47	Khawr Aladid	2006	106,003	-	SLR2P (3)	LR2	$15,400	11-Jul-15
48	Fair Seas	2008	115,406	-	SLR2P (3)	LR2	$16,500	21-Aug-14
49	Southport	2008	115,462		SLR2P (3)	LR2	$15,700	10-Dec-14
50	Pink Stars	2010	115,592	-	SLR2P (3)	LR2	$16,125	10-Apr-14
51	Four Sky	2010	115,708	-	SLR2P (3)	LR2	$16,250	02-Sep-14
52	Orange Stars	2011	115,756	-	SLR2P (3)	LR2	$16,125	06-Apr-14

	Total time chartered-in DWT		2,156,313

	Newbuildings currently under construction
	Vessel Name	Yard		DWT	Ice class	Vessel type
	Product tankers

53	Hull 2451	HMD	(26)	38,000	1A	Handymax
54	Hull 2452	HMD	(26)	38,000	1A	Handymax
55	Hull 2453	HMD	(26)	38,000	1A	Handymax
56	Hull 2454	HMD	(26)	38,000	1A	Handymax
57	Hull 2462	HMD	(26)	38,000	1A	Handymax
58	Hull 2463	HMD	(26)	38,000	1A	Handymax
59	Hull 2464	HMD	(26)	38,000	1A	Handymax
60	Hull 2465	HMD	(26)	38,000	1A	Handymax
61	Hull 2476	HMD	(26)	38,000	1A	Handymax
62	Hull 2477	HMD	(26)	38,000	1A	Handymax
63	Hull 2478	HMD	(26)	38,000	1A	Handymax
64	Hull 2479	HMD	(26)	38,000	1A	Handymax
65	Hull 2499	HMD	(26)	38,000	1A	Handymax
66	Hull 2500	HMD	(26)	38,000	1A	Handymax
67	Hull 2391	HMD	(26)	52,000		MR
68	Hull 2392	HMD	(26)	52,000		MR
69	Hull 2449	HMD	(26)	52,000		MR
70	Hull 2450	HMD	(26)	52,000		MR
71	Hull 2458	HMD	(26)	52,000		MR
72	Hull 2459	HMD	(26)	52,000		MR
73	Hull 2460	HMD	(26)	52,000		MR
74	Hull 2461	HMD	(26)	52,000		MR
75	Hull 2492	HMD	(26)	52,000		MR
76	Hull 2493	HMD	(26)	52,000		MR
77	Hull 2445	HMD	(26)	52,000		MR
78	Hull 2474	HMD	(26)	52,000		MR
79	Hull 2475	HMD	(26)	52,000		MR
80	Hull 2490	HMD	(26)	52,000		MR
81	Hull S1138	SPP	(27)	52,000		MR
82	Hull S1139	SPP	(27)	52,000		MR
83	Hull S1140	SPP	(27)	52,000		MR
84	Hull S1141	SPP	(27)	52,000		MR
85	Hull S1142	SPP	(27)	52,000		MR
86	Hull S1143	SPP	(27)	52,000		MR
87	Hull S1144	SPP	(27)	52,000		MR
88	Hull S1145	SPP	(27)	52,000		MR
89	Hull S1167	SPP	(27)	52,000		MR
90	Hull S1168	SPP	(27)	52,000		MR
91	Hull S1169	SPP	(27)	52,000		MR
92	Hull S1170	SPP	(27)	52,000		MR
93	Hull S5123	SPP	(27)	52,000		MR
94	Hull S5124	SPP	(27)	52,000		MR
95	Hull S5125	SPP	(27)	52,000		MR
96	Hull S703	HSHI	(28)	114,000		LR2
97	Hull S704	HSHI	(28)	114,000		LR2
98	Hull S705	HSHI	(28)	114,000		LR2
99	Hull S706	HSHI	(28)	114,000		LR2
100	Hull S709	HSHI	(28)	114,000		LR2
101	Hull S710	HSHI	(28)	114,000		LR2
102	Hull S715	HSHI	(28)	114,000		LR2
103	Hull S716	HSHI	(28)	114,000		LR2
104	Hull 5394	DSME	(29)	114,000		LR2
105	Hull 5395	DSME	(29)	114,000		LR2
106	Hull 5398	DSME	(29)	114,000		LR2
107	Hull 5399	DSME	(29)	114,000		LR2

	Total newbuilding product tankers DWT			3,408,000

	Total Fleet DWT			6,796,318

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	This vessel is on a time charter agreement for two years at $16,000 per day that expires in March 2016. The agreement also contains a 50% profit sharing provision whereby we split all of the vessel’s profits above the daily base rate with the charterer.
(6)	We have entered into agreements to sell these vessels. These sales are expected to close in April 2014.
(7)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(8)	We have an option to extend the charter for an additional year at $14,000 per day.
(9)	We have an option to extend the charter for an additional year at $13,650 per day.
(10)	We have an option to extend the charter for an additional year at $13,650 per day. The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel’s profits and losses above or below the daily base rate with the vessel’s owner.
(11)	We have an option to extend the charter for an additional year at $13,500 per day.
(12)	We have an option to extend the charter for an additional year at $13,250 per day.
(13)	We have an option to extend the charter for an additional year at $13,550 per day.
(14)	We have an option to extend the charter for an additional year at $13,550 per day.
(15)	We have an option to extend the charter for an additional year at $15,150 per day.
(16)	We have options to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.
(17)	We have an option to extend the charter for an additional year at $15,700 per day.
(18)	We have an option to extend the charter for an additional year at $16,000 per day.
(19)	The daily base rate represents the average rate for the three year duration of the agreement. The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.
(20)	We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the vessel’s owner whereby we split all of the vessel’s profits above the daily base rate.
(21)	We have an option to extend the charter for an additional year at $15,000 per day.
(22)	We have options to extend the charter for two consecutive six month periods at $15,250 per day, and $15,500 per day respectively.
(23)	We have an option to extend the charter for an additional six months at $15,500 per day.
(24)	We have an option to extend the charter for an additional six months at $16,250 per day.
(25)	We have an option to extend the charter for one year at $17,550 per day.
(26)	These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). 23 vessels are expected to be delivered in 2014 and five vessels in the first and second quarters of 2015.
(27)	These newbuilding vessels are being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea ). 11 vessels are expected to be delivered in 2014 and four in the first and second quarters of 2015.
(28)	These newbuilding vessels are being constructed at HSHI (Hyundai Samho Heavy Industries Co., Ltd.). Six vessels are expected to be delivered in the third and fourth quarters of 2014 and two in the first quarter of 2015.
(29)	These newbuilding vessels are being constructed at DSME (Daewoo Shipbuilding and Marine Engineering). Two vessels are expected to be delivered in the fourth quarter of 2014 and two in the second quarter of 2015.

Chartering strategy

Generally, we operate our vessels in commercial pools on time charters or in the spot market.

Commercial Pools

To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. As of the date of this annual report, 47 of the vessels in our Operating Fleet operate in one of the Scorpio Group Pools. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.

Time Charters

Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. In the future, we may opportunistically look to enter our vessels into time charter contracts. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit if the spot market increases. As of the date of this annual report, one of the vessels in our Operating Fleet is operating under a long-term time charter (greater than one year).

Spot Market

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but may enable us to capture increased profit margins during periods of improvements in tanker rates. As of the date of this annual report, four of the vessels in our Operating Fleet, STI Duchessa, STI Opera, Senatore and Venice were operating directly in the spot market.

Management of our fleet

Commercial and Technical Management

Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to a Master Agreement, which may be terminated upon two years notice. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.

SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Group Pools. When our vessels are operating in one of the Scorpio Group Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our Panamax/LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture.  These are the same fees that SCM charges other vessel owners in these pools, including third party owned vessels. For commercial management of our vessels that are not operating in any of the Scorpio Group Pools, we pay SCM a fee of $250 per vessel per day for each Panamax, LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.

SSM’s services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We currently pay SSM $685 per vessel per day to provide technical management services for each of our vessels which is the same fee that SSM charges to third parties.

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

We pay our Administrator a fee for arranging vessel purchases and sales for us, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. For the year ended December 31, 2013, we paid our Administrator $9.1 million, which consisted of $2.5 million related to the purchase and delivery of seven newbuilding vessels in 2013 and $6.6 million on the purchase and subsequent sale of our VLGC business to Dorian in November 2013. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Further, pursuant to our administrative services agreement, our Administrator, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

Our administrative services agreement, whose effective commencement began in December 2009, and can be terminated upon two years notice.

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

Oil Tanker Demand

In broad terms, demand for oil products traded by sea is principally affected by world and regional economic conditions, as well as other factors such as changes in the location of productive capacity, and variations in the regional prices.

Demand for shipping capacity is a product of the physical quantity of the cargo (measured, depending on the cargo in terms of tons or cubic metrics) together with the distance the cargo is carried. Demand cycles move broadly in line with developments in the global economy, with demand for products slowing significantly in the period immediately after the onset of the global economic downturn in late 2008, before recovering gradually in 2012 and 2013 with the general improvement in the economic climate.

Product tankers carry refined products, such as fuel oil and vacuum gas oil (often referred to as ‘dirty products’), gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as ‘clean products’), and sometimes crude oil. In addition, some product tankers are able to carry bulk liquid chemicals and edible oils and fats. Clean petroleum products are carried by International Maritime Organisation (IMO) and non IMO certified tankers. IMO tankers also carry, depending on their tank coatings, a range of other products including organic and inorganic bulk liquid chemicals, vegetable oils and animal fats and special products such as molasses.

World oil consumption has generally experienced sustained growth over the last two decades, although it declined in 2008-2009 due to the steep downturn in the global economy. Data for 2013 however suggests that world oil demand rebounded to reach 90.9 million barrels per day and since 1990 it has grown at a compound annual growth rate (CAGR) of approximately 1.2%.

World Oil Consumption: 1990–2013

(Million Barrels Per Day)

Source: Drewry

Regionally, while oil consumption has been static or slightly declining in most of the developed world, consumption is increasing in most of the developing world. In recent years, Asia, in particular China has been the main generator of additional demand for oil, with this demand largely supplied from traditional sources such as the Middle East. In the period 2003 to 2013 Chinese oil consumption grew by a CAGR of 6.1% to reach 10.1 million barrels per day.

Oil consumption on a per capita basis also remains low in countries such as China and India when compared with the United States and Western Europe, but it is nonetheless growing rapidly thereby leading to increases in crude oil and refined product imports, as both countries have insufficient domestic supplies to meet demand.

Oil Product Exports & Imports

A significant development in the product tanker industry in recent years has been the growth of exports from the United States. Historically, the United States was a net importer of products, but this situation has changed with the exploitation of shale reserves in the United States and the growth in domestic oil production. In the period 2003-2013 exports of products from the United States increased by a CAGR of 11.8% and much of this traffic went to South America to satisfy growing local demand.

Oil Product Exports – Major Growth Regions

(Million Bpd)

Source: Drewry

In the United States a combination of moderate oil demand and increased availability of crude oil supplies from tight oil and offshore sources has led to a situation where large scale exports of products are feasible, especially middle distillates from the US Gulf. In light of the projected growth in United States crude oil production, and strong demand growth in South America combined with increasing long-haul flows to Asia, this is a trend which seems likely to continue. Other United States exports have been moving transatlantic into Europe, where local refinery shutdowns have supported import demand.

Oil Product Imports – Major Growth Regions

(’000 Bpd)

Source: Drewry

Product trades are also affected by the location of refinery capacity. During the past five years some oil producing regions in the developing world – most notably the Middle East and Asia - have expanded their own refinery capacity; just as poor financial margins have forced refinery closures in the developed world, especially in Europe and on the United States East Coast. In addition, most of the planned increases in global refinery capacity are scheduled to take place in the Middle East and Asia. Therefore, the recent trends in the location of global refinery capacity look set to continue.

Export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have prompted longer haul shipments to cater for product demand. Refinery closures close to consuming regions elsewhere in the world will also help to support product import demand. For example, in Australia, trade from Singapore is expected to become increasingly important to compensate for the conversion of local producing refineries into storage depots. This would be part of a general increase in intra-Asian trade which is already boosting product tanker demand, something which may be further supported by expected closures in Japan (a result of new government standards).

Current Tanker Fleet

As of February 28, 2014 the total oil tanker fleet (crude and products) consisted of 3,196 ships with a combined capacity of 420.8 million dwt.

Oil Tanker Fleet – February 28, 2014

	Deadweight Tons	Number of		Capacity
Sector	(dwt)	Vessels	% of Fleet	(million dwt )	% of Fleet
Handy	10-54,999	795	24.9	29.1	6.9
Panamax	55-79,999	394	12.3	28.3	6.7
Aframax	80-119,999	890	27.8	95.6	22.7
Suezmax	120-199,999	493	15.4	76.3	18.1
VLCC	200-320,000	578	18.1	176.5	41.9
ULCC	320,000+	46	1.4	15	3.6
Total		3,196	100.0	420.8	100.0

Source: Drewry

Additionally, the tanker fleet is divided between crude tankers that carry crude oil or residual fuel oil (“dirty” products), and product tankers that carry refined petroleum products (“clean” products) such as gasoline, jet fuel, kerosene, naphtha and gas oil. There is no industry accepted standard definition of the world oil product tanker fleet but typically the fleet can be divided into four major categories based on vessel size. The world product tanker fleet as of January 2014 consisted of 1,255 ships with a combined capacity of 72.6 million dwt. The breakdown of the fleet by size together with the orderbook for newbuilding product tankers as of January 2014 is illustrated in the table below.

The World Product Tanker Fleet(1)& Orderbook

Size Category	Existing Fleet		Orderbook – Scheduled Deliveries
Dwt	Jan-14		2014		2015		2016+		Total		Orderbook as
	No.	000 Dwt	No.	000 Dwt	No.	000 Dwt	No.	000 Dwt	No.	000 Dwt	% of Fleet
10-29,999	196	3,405	5	101	1	19	0	0	6	120	3.5%
30-41,999	132	4,833	21	804	4	158	9	356	34	1,318	27.3%
42-54,999	425	19,863	22	1,026	54	2,734	41	2,094	117	5,854	29.5%
55-79,999	295	21,527	7	510	3	210	6	440	16	1,160	5.4%
80,000+	207	22,941	19	2,171	36	4,085	9	1,017	64	7,273	31.7%
Total	1,255	72,569	74	4,612	98	7,206	65	3,907	237	15,725	21.7%

(1) Product tankers only, excludes chemical tankers

Source: Drewry

As of January 31, 2014, the world product tanker orderbook for all vessels above 10,000 DWT comprised 231 ships with a combined capacity of 15.7 million dwt, equivalent to 21.7% of the existing fleet. Most of the ships are due for delivery by the end of 2015, although it is worth noting that in recent years the orderbook has been affected by the non-delivery of vessels. Product tankers scheduled for delivery were not delivered for a variety of reasons, including delays, either through mutual agreement or through shipyard problems, and some were due to vessel cancellations. Slippage and non-delivery is likely to remain an issue going forward and will continue to moderate fleet growth.

The Oil Tanker Freight Market

Tanker charter hire rates and vessel values for all tankers are influenced by the supply and demand for tanker capacity. Also, in general terms, time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility. The trend in spot rates since 2000 for the main vessel classes is shown in the table below.

Oil Tanker – Spot (TCE) Rates

(US$/Day)

Year	Caribs	NW Europe	West Africa	AG
	USES	NW Europe	Caribs/USES	Japan
	40-70,000 dwt	70-100,000 dwt	150-160,000 dwt	280-300,000 dwt
2000	28,375	40,375	40,950	52,450
2001	26,300	35,308	31,992	36,891
2002	16,567	22,800	19,325	21,667
2003	28,833	41,883	37,367	49,342
2004	42,158	55,408	64,792	95,258
2005	34,933	57,517	40,883	59,125
2006	28,792	47,067	40,142	51,142
2007	30,100	41,975	35,392	45,475
2008	36,992	56,408	52,650	89,300
2009	13,450	19,883	20,242	29,483
2010	17,950	27,825	19,658	40,408
2011	11,000	12,283	8,909	19,933
2012	15,245	9,625	10,517	17,617
2013	14,783	12,000	7,500	16,417
Feb-14	27,600	37,600	5,400	27,100

Source: Drewry

Between 2003 and 2007, the differential between demand and supply for tankers remained narrow and product tanker freight rates were generally firm. Following the recent recession, product tanker demand slowed, coinciding with substantial tonnage entering the fleet, driving earnings down. In late 2013 however, there was some evidence that rates had started to move upwards from the recessionary lows.

Oil Tanker Newbuilding Prices

Newbuilding prices increased significantly between 2003 and 2007 primarily as a result of increased tanker demand. Thereafter prices weakened in the face of a poor freight market and lower levels of new ordering. In late 2013 prices started to recover, but it is worth noting that they are still significantly below the peaks reported at the height of the market in 2008, a fact evident from the data shown in the table below.

Oil Tankers: Newbuilding Prices

(US$ Millions)

Year End	30,000	50,000	75,000	110,000	160,000	300,000
	Dwt	Dwt	Dwt	Dwt	Dwt	Dwt
2000	n/a	31.5	36.5	41.0	49.5	76.0
2001	n/a	27.0	33.5	38.0	47.0	72.0
2002	n/a	26.5	31.0	36.0	44.0	66.0
2003	28.5	30.5	34.5	40.0	52.0	73.0
2004	34.0	39.0	41.0	57.0	68.0	105.0
2005	37.5	42.0	43.0	59.0	71.0	120.0
2006	40.5	47.5	50.0	65.0	78.0	128.0
2007	46.0	54.0	64.0	78.0	90.0	146.0
2008	40.0	46.5	57.0	71.5	87.0	142.0
2009	31.0	36.0	42.5	52.0	62.0	101.0
2010	33.0	36.0	46.0	57.0	67.0	105.0
2011	31.5	36.0	44.0	52.8	61.7	99.0
2012	30.0	33.0	42.0	48.0	56.5	92.0
2013	31.0	35.0	43.0	51.5	59.0	93.5
Feb-14	33.0	37.5	45.0	54.0	64.0	98.5

Source: Drewry

Secondhand Prices

Secondhand values primarily, albeit with a lag, reflect prevailing and expected charter rates. During extended periods of high charter rates vessel values tend to appreciate and vice versa. However vessel values are also influenced by other factors, including the age of the vessel. Prices for young vessels, those approximately up to five years old, are also influenced by newbuilding prices while prices for old vessels, near the end of their useful economic life, those approximately at or in excess of 25 years, are influenced by the value of scrap steel.

The table below illustrates the movements of prices (expressed in US$ million) for second hand oil tankers from 2000 to February 2014. In the last few months of 2013 prices for all modern started to rise as a result of the rise in freight rates and more positive market sentiment, but they remain a long way from the last cyclical peak seen in 2007/2008.

Oil Tanker Secondhand Prices: 2000-2014
(US$ Million)

Year End	30,000	45,000	70,000	95,000	150,000	300,000
	Dwt	Dwt	Dwt	Dwt	Dwt	Dwt
	10 Yrs	5 Yrs	5 Yrs	5 Yrs	5 Yrs	5 Yrs
2000	25.5	25.5	28.5	36.5	44.0	70.0
2001	25.0	25.0	25.5	34.5	41.5	63.0
2002	21.5	21.5	21.0	29.5	39.0	55.0
2003	29.5	29.5	24.0	37.0	47.0	70.0
2004	42.0	42.0	38.0	57.0	73.0	112.0
2005	45.5	45.5	39.0	58.0	75.0	110.0
2006	47.5	47.5	48.0	63.0	77.0	115.0
2007	52.0	52.0	59.0	68.5	91.5	130.0
2008	42.0	42.0	46.0	55.0	77.0	110.0
2009	24.0	24.0	32.5	38.0	53.0	77.5
2010	21.5	24.0	35.0	42.0	58.0	85.5
2011	22.5	27.0	32.0	33.5	45.5	58.0
2012	20.0	24.0	25.0	27.5	40.0	57.0
2013	21.0	29.0	31.0	32.0	42.0	60.0
Feb-14	21.5	29.0	32.0	36.0	47.0	71.0

Source: Drewry

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

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution, release of hazardous substances, loss of life, or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation, regulation, or other requirements that could negatively affect our profitability.

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

In 2012, the IMO’s Marine Environmental Protection Committee, or MEPC, adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which are expected to enter into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

In 2013, the MEPC adopted by resolution amendments to the MARPOL Annex I Conditional Assessment Scheme, or CAS. The amendments, which are expected to become effective on October 1, 2014, pertain to revising references to the inspections of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls of sulfur emissions known as “Emission Control Areas” (“ECAs”) (see below).

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

Sulfur content standards are even stricter within certain ECAs. As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. On August 1, 2012, certain coastal areas of North America were designated ECAs and effective January 1, 2014, the applicable areas of the United States Caribbean Sea were designated ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships in part to address greenhouse gas emissions. It made the Energy Efficiency Design Index (EEDI) apply to all new ships, and the Ship Energy Efficiency Management Plan (SEEMP) apply to all ships.

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

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

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

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s personal fault and under the 1992 Protocol where the spill is caused by the shipowner’s personal act or omission by intentional or reckless conduct where the shipowner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

In addition, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force, but it is close. Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date ‘existing’ vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” “in the case of a vessel, as any person owning, operating or chartering by demise, the vessel.” Accordingly, both OPA and CERCLA impact our operations.

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

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard’s for each of our vessels that is required to have one.

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

The EPA and U.S. Coast Guard, or USCG, have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013 the EPA re-issued the VGP for another five years. This VGP took effect on December 19, 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all new ships must comply with two new sets of mandatory requirements to address greenhouse gas emissions from ships which were adopted by MEPC, in July 2011. Currently operating ships are required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In April 2013, the European Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading. In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduced greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code (“ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”).

To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”), from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

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

The USCG regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided that such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by classification societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is ’‘in class,’’ signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation’’ which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). In December 2013 the IACS adopted new harmonized Common Structure Rules which will apply to oil tankers and bulk carriers to be constructed on or after July 1, 2015. All our vessels are certified as being “in-class” by American Bureau of Shipping and Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

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

Protection and Indemnity Insurance

Protection and indemnity (P&I) insurance is provided by mutual protection and indemnity associations, commonly referred to as P&I Clubs, and provides unlimited coverage, except for pollution which is capped as discussed below. P&I insurance covers our third party liabilities in connection with our shipping activities. This includes liability and other related expenses resulting from injury, illness or death of crew, passengers and other third parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to third-party property including piers and other fixed or floating objects, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.

As a member of a P&I Club that is, in turn, a member of the International Group of P&I Clubs we carry protection and indemnity insurance coverage for pollution of $1 billion per vessel per incident. The P&I Clubs that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each Club’s liabilities. Although the P&I Clubs compete with each other for business, they have found it beneficial to pool their larger risks under the auspices of the International Group. This pooling is regulated by a contractual agreement which defines the risks that are to be pooled and exactly how these risks are to be shared by the participating P&I Clubs. We are subject to calls payable to the Clubs of which we are members based on its claim records as well as the claim records of all other members of the individual Clubs and members of the pool of P&I Clubs comprising the International Group.

C. Organizational Structure

Please see Exhibit 8.1 to this annual report for a list of our current subsidiaries.

D. Property, Plants and Equipment

For a description of our fleet, see “Item 4. Information on the Company—B. Business Overview.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in Item 18. “Financial Statements.” You should also carefully read the following discussion with the sections of this annual report entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry,” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.

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

____________________

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

As of the date of this annual report, all of our owned and time chartered-in vessels were operating in the Scorpio Group Pools except STI Duchessa, STI Opera, Senatore and Venice, which were operating directly in the spot market and STI Texas City which is on a two year time charter-out agreement expiring in March 2016.

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

Vessel operating costs. For our owned vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crewing, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.

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

Time charter equivalent (TCE) revenue or rates. We report time charter equivalent, or TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in US dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Income or Loss.

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

Our general and administrative expenses were affected by the fees we pay SCM and SSH for commercial management and administrative services respectively, and costs incurred from being a public company. SCM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer is a member, provide commercial and administrative management services to us, respectively. We pay fees under our Master Agreement with SCM, which are identical to what SCM charges third-party owned vessels. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry. In addition, we continue to incur general and administrative expenses related to our being a publicly traded company, including, among other things, costs associated with reports to shareholders, filings with the U.S. Securities Exchange Commission, investor relations, New York Stock Exchange fees and tax compliance expenses.

Critical Accounting Policies

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

We generated revenue from spot voyages during the year ended December 31, 2013. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

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

For the year ended December 31, 2013, we performed an assessment as described above. The results of this assessment are described as follows for the 19 vessels in our fleet and 65 vessels under construction at December 31, 2013:

•	Four vessels were designated as held for sale and, in accordance with our accounting policy for non-current assets held for sale, were written down to their fair value less costs to sell.
41

•	Eight vessels had fair values less costs to sell in excess of their carrying amount.
•	Seven vessels had fair values less costs to sell less than their carrying amount which served as indicators of impairment. We prepared a value in use calculation for each these vessels which resulted in no impairment being recognized.
•	Two vessels under construction (that were delivered in January 2014) had fair values less costs to sell exceeding their carrying amount.

We did not obtain independent broker valuations for the remaining 63 vessels under construction at December 31, 2013. To assess their carrying values, we prepared value in use calculations which resulted in no impairment indicators.

In line with our policy we performed a value in use calculation where we estimated each vessels’ future cash flows based on a combination of the latest forecast time charter rates for the next three years (obtained from a third party service provider), a growth rate of 3.0% in freight rates for each period thereafter, and our best estimate of vessel operating expenses and drydock costs, which also assume a growth rate of 3.0% in each succeeding year. These cash flows were then discounted to their present value using an estimated weighted average cost of capital of 8.45%. The value in use calculations were greater than the fair value less estimated costs to sell in all instances. As a result of this testing, no impairment charge was recorded.

For the year ended December 31, 2012, we performed an assessment as described above. At that date, the carrying amounts of our vessels were greater than the basic, meaning charter free, market value for all of our owned vessels. In line with our policy we performed a value in use calculation where we estimated each vessels’ future cash flows based on a combination of the latest forecast time charter rates for the next three years (obtained from a third party service provider), a growth rate of 3.0% in freight rates for each period thereafter, and our best estimate of vessel operating expenses and drydock costs, which also assume a growth rate of 3.0% in each succeeding year. These cash flows were then discounted to their present value, using a discount rate of 7.90%, based on our current borrowing rates adjusted for certain credit risks. The value in use calculations were greater than the fair value less estimated costs to sell in all instances. As a result of this testing, no impairment charge was recorded.

Our Fleet—Illustrative comparison of excess of carrying amounts over estimated charter-free market value of certain vessels

During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that at December 31, 2013, no impairment is required.

The table set forth below indicates the carrying amount of each of our vessels as of December 31, 2013 and December 31, 2012 and the aggregate difference between the carrying amount and the market value represented by such vessels (see footnotes to the table set forth below). This aggregate difference represents the approximate analysis of the amount by which we believe we would record a loss if we sold those vessels, in the current environment, on industry standard terms, in cash transactions and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their basic market values. For the four vessels that we have designated as held for sale at December 31, 2013, we used the agreed upon selling price of these vessels if an agreement has been reached to sell these vessels and our estimate of basic market value if an agreement has not been reached as of the date of this report.

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
42

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

	In millions of U.S. dollars		Carrying value as at,
	Vessel Name	Year Built	December 31, 2013		December 31, 2012 (4)
1	STI Highlander	2007	$21.8	(1)	$23.1
2	Noemi	2004	21.2	(2)	27.0
3	Senatore	2004	21.2	(2)	27.1
4	STI Harmony	2007	32.0	(3)	33.6
5	STI Heritage	2008	34.1	(3)	35.9
6	Venice	2001	10.7	(2)	17.7
7	STI Spirit	2008	29.5	(2)	37.4
8	STI Amber	2012	37.1	(3)	38.6
9	STI Topaz	2012	37.2	(3)	38.7
10	STI Ruby	2012	37.2	(3)	38.7
11	STI Garnet	2012	37.3	(3)	38.8
12	STI Onyx	2012	37.3	(3)	38.8
13	STI Sapphire	2013	37.1	(1)	N/A	(5)
14	STI Emerald	2013	36.9	(1)	N/A	(5)
15	STI Beryl	2013	36.0	(1)	N/A	(5)
16	STI Le Rocher	2013	36.6	(1)	N/A	(5)
17	STI Larvotto	2013	36.6	(1)	N/A	(5)
18	STI Fontvieille	2013	36.6	(1)	N/A	(5)
19	STI Ville	2013	36.8	(1)	N/A	(5)

	Total		$613.2		$395.4

(1) As of December 31, 2013, the basic charter-free market value is higher than each vessel’s carrying value. We believe that the aggregate basic charter-free market value of these vessels exceeds their aggregate carrying value by approximately $5.9 million.

(2) Noemi, Senatore, Venice and STI Spirit were written-down to the lower of their carrying value and fair value less costs to sell since these vessels were designated as “held for sale” at December 31, 2013. As such, we believe that the carrying amounts noted above are representative of fair value less estimated costs to sell as of December 31, 2013.

(3) As of December 31, 2013, the basic charter-free market value is lower than each vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $14.9 million.

(4) As of December 31, 2012, the basic charter-free market value is lower than each vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate basic charter-free market value at that date by approximately $64.2 million.

(5) These vessels were acquired during the year ended December 31, 2013.

The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for December 31, 2013, a 1.0% increase in the discount rate would result in no impairment being recognized. Alternatively, a 5% decrease in forecasted time charter rates would also result in no impairment being recognized.

We refer you to the discussion herein under “Item 3. Key Information — D. Risk Factors — Risks Related to our Industry,” including the risk factor entitled “Adverse market conditions could cause us to breach covenants in our credit facilities and adversely affect our operating results.”

Vessel lives and residual value

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rate average at the balance sheet date.

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

A.	Operating Results

Results of Operations for the Year ended December 31, 2013 Compared to the Year Ended December 31, 2012

	For the year ended December 31,			Percentage
In thousands of US dollars	2013	2012	Change	Change
Vessel revenue	$207,580	$115,381	$92,199	80%
Vessel operating costs	(40,204)	(30,353)	(9,851)	(32%)
Voyage expenses	(4,846)	(21,744)	16,898	78%
Charterhire	(115,543)	(43,701)	(71,842)	(164%)
Depreciation	(23,595)	(14,818)	(8,777)	(59%)
General and administrative expenses	(25,788)	(11,536)	(14,252)	(124%)
Write down of vessels held for sale and loss from sales of vessels	(21,187)	(10,404)	(10,783)	(104%)
Gain on sale of VLGCs	41,375	—	41,375	N/A
Financial expenses	(2,705)	(8,512)	5,807	68%
Realized gain on derivative financial instruments	3	443	(440)	(99%)
Unrealized gain / (loss) on derivative financial instruments	567	(1,231)	1,798	146%
Financial income	1,147	35	1,112	3177%
Share of profit from associate	369	—	369	N/A
Other expenses, net	(158)	(97)	(61)	(63%)
Net income / (loss)	$17,015	$(26,537)	$43,552	164%

Net income / (loss). Net income for the year ended December 31, 2013 was $17.0 million, an increase of $43.6 million, or 164%, from a net loss of $26.5 million for the year ended December 31, 2012. The differences between the two periods are discussed below.

Vessel revenue. Revenue for the year ended December 31, 2013 was $207.6 million, an increase of $92.2 million, or 80%, from revenue of $115.4 million for the year ended December 31, 2012. Overall revenue increases were driven by growth in our fleet of both owned and time chartered-in vessels to an average of 15.9 owned and 22.9 time chartered vessels during the year ended December 31, 2013 from an average of 10.8 owned and 9.2 time chartered-in vessels during the year ended December 31, 2012. These increases were augmented by an overall improvement in TCE rates to $14,369 per day from $12,960 per day.

The following table summarizes our revenue:

	For the year ended December 31,			Percentage
In thousands of US dollars	2013	2012	Change	Change
Owned vessels
Pool revenue	$80,269	$38,522	41,747	108%
Voyage revenue	9,007	26,668	(17,661)	(66%)
Time chartered-in vessels
Pool revenue	109,748	33,740	76,008	225%
Voyage revenue	8,556	16,451	(7,895)	(48%)
	$207,580	$115,381	$92,199	80%

Owned vessels – Pool revenue. Pool revenue for owned vessels for the year ended December 31, 2013 was $80.3 million, an increase of $41.7 million or 108% from $38.5 million during the year ended December 31, 2012. The increase was primarily driven by an increase in the number of pool revenue days to 5,323 from 2,851 during the years ended December 31, 2013 and 2012, respectively, which was the result of growth in our owned fleet to an average of 15.9 vessels from 10.8 vessels during those time periods. Furthermore, the increase was also driven by an increase in pool revenue per day to $15,080 from $13,510 per day during years ended December 31, 2013 and 2012, respectively. The increase in pool revenue per day was primarily driven by our MR operating segment which experienced growth driven by vessels delivered under our Newbuilding Program.

Owned vessels – Voyage revenue. Voyage revenue for owned vessels for the year ended December 31, 2013 was $9.0 million, a decrease of $17.7 million or 66% from $26.7 million during the year ended December 31, 2012. The decrease was primarily driven by a decrease in the number of days that our vessels operated in the spot market to 445 days for the year ended December 31, 2013 from 1,015 days during the year ended December 31, 2012. STI Conqueror, STI Matador, STI Gladiator, STI Coral and STI Diamond, operated in the spot market for a total of 1,015 days during the year ended December 31, 2012 prior to their sales. STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto, STI Fontvieille and STI Ville operated in the spot market for a total of 445 days immediately following their deliveries from the shipyard during the year ended December 31, 2013.

Time chartered-in vessels – Pool revenue. Pool revenue for time chartered-in vessels for the year ended December 31, 2013 was $109.7 million, an increase of $76.0 million or 225% from $33.7 million during the year ended December 31, 2012. The increase in pool revenue for time chartered-in vessels was primarily due to an increase in pool revenue days to 8,016 days from 2,662 days during the years ended December 31, 2013 and 2012, respectively which was driven by growth in our time chartered-in fleet to an average of 22.9 vessels from an average of 9.2 vessels during those time periods. Additionally, the increase in pool revenue for time chartered-in vessels was also driven by an increase in pool revenue per day to $13,691 from $12,656 per day during the years ended December 31, 2013 and 2012, respectively.

Time chartered-in vessels – Voyage revenue. Voyage revenue for time chartered-in vessels for the year ended December 31, 2013 was $8.6 million, a decrease of $7.9 million or 48% from $16.5 million for the year ended December 31, 2012. During the year ended December 31, 2013, Gan-Trust, Nave Orion, King Douglas, Pacific Duchess and SN Federica operated in the spot market for a total of 326 days compared to FPMC P Eagle, Pacific Duchess, Targale, STX Ace 6, Freja Lupus, Endeavour and Valle Bianca, which operated in the spot market for a total of 698 days during year ended December 31, 2012.

Vessel operating costs. Vessel operating costs for the year ended December 31, 2013 were $40.2 million, an increase of $9.9 million or 32%, from $30.4 million for the year ended December 31, 2012. This increase was driven by an overall increase in operating days for our owned vessels to 5,820 from 3,957 during the years ended December 31, 2013 and 2012, respectively. The increase in operating days was driven by the increase in the average number of owned vessels to 15.9 from 10.8 for the years ended December 31, 2013 and 2012, respectively. The overall increase in operating days was offset by a decrease in vessel operating costs per day to $6,781 per day from $7,605 per day for the years ended December 31, 2013 and 2012, respectively. This decrease was driven by the growth in the fleet of MRs delivered under the Company’s Newbuilding Program, which realized improved operating performance when compared to the Company’s older vessels.

Voyage expenses. Voyage expenses for the year ended December 31, 2013 were $4.8 million, a decrease of $16.9 million, or 78%, from $21.7 million during the year ended December 31, 2012. The decrease was primarily driven by a decrease in the number of days vessels operated in the spot market to 771 days from 1,712 days for the years ended December 31, 2013 and 2012, respectively.

Furthermore, the vessels delivered under our Newbuilding Program in 2013 (STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto, STI Fontvieille and STI Ville) were employed on short-term time charters (ranging from 45 to 120 days) for a total of 445 days which commenced upon deliveries from the shipyard during the year ended December 31, 2013. These short term time charters were agreed to at fixed TCE rates, where only nominal voyage expenses were incurred. The vessels delivered under our Newbuilding Program in 2012 were employed on similar short-term time charters for a total of 414 days during the year ended December 31, 2012.

Charterhire. Charterhire expense for the year ended December 31, 2013 was $115.5 million, an increase of $71.8 million, or 164%, from $43.7 million during the year ended December 31, 2012. The increase was the result of an increase in the average number of time chartered-in vessels to 22.9 from 9.2 for the years ended December 31, 2013 and 2012, respectively.

Depreciation. Depreciation expense for the year ended December 31, 2013 was $23.6 million, an increase of $8.8 million or 59%, from $14.8 million during the year ended December 31, 2012. The increase was the result of an increase in the average number of owned vessels to 15.9 from 10.8 for the years ended December 31, 2013 and 2012, respectively, in addition to a change in the mix vessels in our fleet. Both were driven by the deliveries of the first 12 vessels under our Newbuilding Program in 2012 and 2013, offset by the sales of STI Conqueror, STI Matador, STI Gladiator, STI Diamond and STI Coral in 2012.

General and administrative expenses. General and administrative expenses for the year ended December 31, 2013 were $25.8 million, an increase of $14.3 million, or 124%, from $11.5 million during the year ended December 31, 2012. The increase was driven by a $9.7 million increase in restricted stock amortization (non-cash) and an overall increase in general and administrative expenses due to the significant growth of the Company.

Write down of vessels held for sale and loss from sales of vessels. Write down of vessels held for sale and loss from sales of vessels for the year ended December 31, 2013 was $21.2 million, an increase of $10.8 million or 104%, from $10.4 million during the year ended December 31, 2012. Write-down of vessels held for sale for the year ended December 31, 2013 relates to the designation of Noemi, Senatore, Venice and STI Spirit as held-for-sale and the corresponding write-down to the lower of their carrying value and fair value less costs to sell at that date.

Loss from sale of vessels for the year ended December 31, 2012 of $10.4 million was the result of the sales of STI Conqueror, STI Matador, STI Gladiator, STI Coral and STI Diamond during that period.

Gain on sale of VLGCs. Gain on sale of VLGCs of $41.4 million during the year ended December 31, 2013 relates to the gain recorded as a result of our investment in Dorian. In November 2013, we contributed our VLGC business, which consisted of 11 VLGC newbuilding contracts and options to construct two additional VLGCs, together with a cash payment of $1.9 million to Dorian in exchange for newly issued shares representing 30% of Dorian’s outstanding shares immediately following the transaction. As of the closing date of the transaction, we paid $83.1 million in installment payments for the 11 VLGC contracts. A gain of $41.4 million was recognized at the closing date for the difference between the book value of the assets contributed and the fair value of the consideration received less costs to sell.

Financial expenses. Financial expenses for the year ended December 31, 2013 were $2.7 million, a decrease of $5.8 million or 68%, from $8.5 million during the year ended December 31, 2012. The decrease was primarily driven by a one-time write-off of deferred financing fees of $3.0 million due to the extension of the availability period on the 2011 Credit Facility during the year ended December 31, 2012. The decrease was also the result of a reduction in interest expense which was driven by an increase in interest capitalized during the year ended December 31, 2013 as a result of the significant growth in our Newbuilding Program.

Financial expenses for the year ended December 31, 2013 consisted of interest expense on our bank loans ($1.0 million), commitment fees on the undrawn portions of our credit facilities ($1.4 million) and amortization of loan fees ($0.3 million).

Financial expenses for the year ended December 31, 2012 consisted of interest expense on our bank loans ($3.3 million), commitment fees on the undrawn portions of our credit facilities ($1.0 million), amortization of loan fees ($1.3 million), and a one-time write-off of deferred financing fees of $3.0 million due to the extension of the availability period on the 2011 Credit Facility.

Realized gain on derivative financial instruments. Realized gain on derivative financial instruments for the year ended December 31, 2013 was $3,208, a decrease of $0.4 million or 99% from $0.4 million from the year ended December 31, 2012. Realized gain on derivative financial instruments relates to earnings from profit and loss sharing agreements with third parties relating to a time chartered-in vessel and a vessel that was neither owned or operated by us. These agreements expired on October 2013 and January 2013, respectively.

Unrealized gain / (loss) on derivative financial instruments. Unrealized gain on derivative financial instruments for the year ended December 31, 2013 was $0.6 million, an increase of $1.8 million or 146% from an unrealized loss of $1.2 million during the year ended December 31, 2012. The unrealized gain / (loss) on derivative financial instruments consists of the change in the fair value of our interest rate swaps relating to the 2010 Revolving Credit Facility and change in the fair value of profit and loss sharing agreements with third parties on time chartered-in vessels.

During the year ended December 31, 2013, we recorded an unrealized gain relating to our interest rate swaps of $0.4 million and an unrealized gain of $0.2 million related to our profit and loss sharing agreements with third parties on time chartered-in vessels.

During the year ended December 31, 2012, we recognized a one-time expense of $1.0 million which related to the reclassification from other comprehensive income to the statement of income or loss for the de-designation of hedge accounting on our interest rate swaps relating to the 2010 Revolving Credit Facility in addition to an unrealized loss of $0.2 million related to our profit and loss sharing agreements with third parties on time chartered-in vessels.

Financial income. Financial income consists of interest earned on our cash balance. Financial income increased $1.1 million during the year ended December 31, 2013 as a result of an increase in our average cash balance during the year. This was primarily driven by the receipt of net proceeds of $947.8 million from four separate offerings of common stock. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for a discussion of our cash flows during the period.

Share of profit from associate. Share of profit from associate for the year ended December 31, 2013 was $0.4 million. This relates to our share of Dorian’s earnings from the closing date of our investment in Dorian of November 26, 2013 to December 31, 2013.

Results of operations — segment analysis

During the years ended December 31, 2013, 2012 and 2011, we owned or chartered-in vessels spanning four different vessel classes, Handymax, MR, Panamax/LR1, and Aframax/LR2, all of which earn revenues in the seaborne transportation of crude oil and refined petroleum products in the international shipping markets. Each vessel within its respective class qualifies as an operating segment under IFRS. However, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.

Segment results are evaluated based on reported profit or loss from each segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of our consolidated financial statements.

LR2 segment

The following table summarizes segment profit or loss for our LR2 segment.

	For the year ended
LR2 segment	December 31,			Percentage
In thousands of U.S. dollars	2013	2012	Change	Change
Vessel revenue	$28,204	$4,541	$23,663	521%
Vessel operating costs	(3,211)	(3,304)	93	3%
Voyage expenses	—	(25)	25	100%
Charterhire	(29,341)	(1,287)	(28,054)	(2180%)
Depreciation	(1,750)	(1,735)	(15)	(1%)
General and administrative expenses	(154)	(100)	(54)	(54%)
Write down of vessels held for sale	(6,185)	—	(6,185)	N/A
Financial expenses	(847)	(1,086)	239	22%
Other expenses, net	(10)	(11)	1	9%
Segment loss	$(13,294)	$(3,007)	$(10,287)	(342%)

TCE per revenue day	$12,718	$10,201	$2,517	25%
Owned vessel operating costs per day	8,203	8,436	233	3%

Revenue days	2,218	443	1,775	401%
Owned vessel operating days	365	366	(1)	0%

Average number of owned vessels	1.00	1.00	—	0%
Average number of time chartered-in vessels	5.10	0.29	4.81	1659%

Vessel revenue. Vessel revenue for the year ended December 31, 2013 was $28.2 million, an increase of $23.7 million, or 521%, from the year ended December 31, 2012. The increase was primarily driven by an increase in revenue days to 2,218 from 443 days during the years ended December 31, 2013 and 2012, respectively. This was the result of growth in our time chartered-in fleet as during the year ended December 31, 2013, we time chartered-in Khawr Aladid, FPMC P Hero, FPMC P Ideal, Fair Seas, Pink Stars, Orange Stars, Densa Alligator, Four Sky and Southport whereas only Khawr Aladid was time chartered-in during the year ended December 31, 2012. The increase in revenue was also driven by an increase in revenue per day to $12,718 per day from $10,201 per day during the years ended December 31, 2013 and 2012, respectively.

Vessel operating costs. Vessel operating costs for the year ended December 31, 2013 were $3.2 million, a decrease of $0.1 million, or 3%, from the year ended December 31, 2012. Operating costs per day related to our owned LR2 vessel, STI Spirit, which improved to $8,203 per day from $8,436 per day during the years ended December 31, 2013 and 2012, respectively. This improvement was offset by certain, nominal operating costs incurred on our time chartered-in fleet as a result of the growth to 5.1 vessels from 0.3 vessels during the years ended December 31, 2013 and 2012, respectively.

Charterhire. Charterhire expense for the year ended December 31, 2013 was $29.3 million, an increase of $28.1 million or 2,180% from the year ended December 31, 2012. This increase was driven by the delivery of nine time chartered-in vessels during the year ended December 31, 2013 (Khawr Aladid, FPMC P Hero, FPMC P Ideal, Fair Seas, Pink Stars, Orange Stars, Densa Alligator, Four Sky and Southport). During the year ended December 31, 2012, we time chartered-in one vessel (Khawr Aladid), on a six month time charter-in agreement that expired in April 2012.

Depreciation. Depreciation expense for the year ended December 31, 2013 was $1.8 million, which remained consistent from the year ended December 31, 2012.

Write down of vessels held for sale. Write down of vessels held for sale for the year ended December 31, 2013 was $6.2 million. The write down relates to the re-measurement of STI Spirit at the lower of its carrying value and fair value less costs to sell as the vessel was designated as “held for sale” at December 31, 2013. An agreement to sell this vessel was reached in February 2014 for $30.2 million. This sale is expected to close in April 2014.

Financial expenses. Financial expenses for the year ended December 31, 2013 were $0.8 million, a decrease of $0.2 million or 22% from the year ended December 31, 2012. Financial expenses for the LR2 segment relates to interest expense for our STI Spirit Credit Facility, which decreased as a result of a decrease in the outstanding balance under this loan.

Panamax / LR1 segment

The following table summarizes segment profit or loss for our Panamax / LR1 segment.

	For the year ended
Panamax/LR1 segment	December 31,			Percentage
In thousands of U.S. dollars	2013	2012	Change	Change
Vessel revenue	$41,683	$28,602	$13,081	46%
Vessel operating costs	(14,276)	(14,137)	(139)	(1%)
Voyage expenses	(3,858)	(999)	(2,859)	(286%)
Charterhire	(14,363)	(1,629)	(12,734)	(782%)
Depreciation	(7,275)	(7,352)	77	1%
General and administrative expenses	(536)	(495)	(41)	(8%)
Write down of vessels held for sale	(15,002)	—	(15,002)	N/A
Realized gain on derivative financial instruments	3	443	(440)	(99%)
Unrealized gain on derivative financial instruments	186	(184)	370	201%
Segment profit	$(13,438)	$4,249	$(17,687)	(416%)

TCE per revenue day	$12,599	$14,264	$(1,665)	(12%)
Owned vessel operating costs per day	7,756	7,714	(42)	(1%)

Revenue days	3,005	1,936	1,069	55%
Owned vessel operating days	1,825	1,830	(5)	0%

Average number of owned vessels	5.00	5.00	—	0%
Average number of time chartered-in vessels	3.20	0.35	2.85	814%

Vessel Revenue. Vessel revenue for the year ended December 31, 2013 was $41.7 million, an increase of $13.1 million or 46% from the year ended December 31, 2012. The increase in revenue was the result of an increase in the number of revenue days to 3,005 from 1,936 during the years ended December 31, 2013 and 2012, respectively. This was driven by the deliveries of the time-chartered vessels, FPMC P Eagle, Hellespont Promise, SN Federica, King Douglas and SN Azzura during the year ended December 31, 2013. We time chartered-in two LR1 vessels, FPMC P Eagle and Hellespont Promise during the year ended December 31, 2012. The increase in revenue days was offset by decrease in TCE revenue per day to $12,599 from $14,264 during the years ended December 31, 2013 and 2012, respectively.

Vessel operating costs. Vessel operating costs for the year ended December 31, 2013 were $14.3 million, an increase of $0.1 million, or 1%, from the year ended December 31, 2012. The increase was driven by a slight increase in operating costs per day to $7,756 from $7,714 per day during the year ended December 31, 2013 and 2012, respectively.

Voyage expenses. Voyage expenses for the year ended December 31, 2013 were $3.9 million, an increase of $2.9 million or 286% from the year ended December 31, 2012. The increase was driven by the time chartered-in vessels, SN Federica and King Douglas, which operated in the spot market for 187 days during the year ended December 31, 2013. FPMC P Eagle operated in the spot market for 48 days during the year ended December 31, 2012.

Charterhire. Charterhire expense for the year ended December 31, 2013 was $14.4 million, an increase of $12.7 million, or 782% from the year ended December 31, 2012. The increase was driven by an increase in the number of time chartered-in days to 1,180 from 129 during the years ended December 31, 2013 and 2012, respectively. This increase was driven by the deliveries of SN Federica, King Douglas and SN Azzura during the year ended December 31, 2013. In addition, FPMC P Eagle and Hellespont Promise were time chartered-in for an aggregate of 728 days and 129 days during the years ended December 31, 2013 and 2012, respectively.

Write down of vessels held for sale. Write down of vessels held for sale for the year ended December 31, 2013 was $15.0 million. The write down represents the re-measurement of Venice, Senatore and Noemi to the lower of their carrying value and fair value less costs to sell as these vessels were designated as “held for sale” at December 31, 2013. In February 2014, we agreed to sell Noemi and Senatore for an aggregate selling price of $44.0 million.

Realized and unrealized gains on derivative financial instruments. Realized and unrealized gains on derivative financial instruments for the year ended December 31, 2013 were a net of $0.2 million, a decrease of $0.1 million or 137% from the year ended December 31, 2012. Realized and unrealized gains and losses on derivative financial instruments related to profit and loss agreements on time chartered-in vessels entered into with third parties. These agreements related to the time chartered-in vessel, FPMC P Eagle and an LR1 vessel that was not time chartered-in or operated by the Company and they expired in October 2013 and January 2013, respectively.

MR segment

The following table summarizes segment profit or loss for our MR segment.

	For the year ended
MR segment	December 31,			Percentage
In thousands of U.S. dollars	2013	2012	Change	Change
Vessel revenue	$101,488	$46,857	$54,631	117%
Vessel operating costs	(20,069)	(7,484)	(12,585)	(168%)
Voyage expenses	(977)	(17,979)	17,002	95%
Charterhire	(40,753)	(17,593)	(23,160)	(132%)
Depreciation	(13,278)	(4,015)	(9,263)	(231%)
Loss from sale of vessels	—	(5,879)	5,879	100%
General and administrative expenses	(1,030)	(398)	(632)	(159%)
Financial income	4	6	(2)	(33%)
Other expenses, net	(21)	(51)	30	(59%)
Segment profit / (loss)	$25,364	$(6,536)	31,900	488%

TCE per revenue day	$16,546	$12,289	$4,257	35%
Owned vessel operating costs per day	6,069	6,770	701	10%

Revenue days	6,072	2,350	3,722	158%
Owned vessel operating days	3,265	1,089	2,176	200%

Average number of owned vessels	8.90	2.97	5.93	200%
Average number of time chartered-in vessels	7.80	3.51	4.29	122%

Vessel revenue. Vessel revenue for the year ended December 31, 2013 was $101.5 million, an increase of $54.6 million or 117% from the year ended December 31, 2012. The increase in revenue was the result of an increase in the overall number of revenue days to 6,072 from 2,350 during the years ended December 31, 2013 and 2012, respectively, in addition to an increase in overall TCE revenue to $16,546 per day from $12,289 per day.

The increase in revenue days was driven by the deliveries of STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto, STI Fontvieille and STI Ville during the year ended December 31, 2013 in addition to the deliveries of STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx during the year ended December 31, 2012, which were employed during the entire year ended December 31, 2013 as compared to a partial period during the year ended December 31, 2012. The increase in revenue days was also driven by an increase in the average number of time chartered-in vessels to 7.8 from 3.5 during the years ended December 31, 2013 and 2012, respectively.

Vessel operating costs. Vessel operating costs for the year ended December 31, 2013 were $20.1 million, an increase of $12.6 million, or 168%, from the year ended December 31, 2012. The increase was primarily driven by an increase in the number of operating days to 3,265 from 1,089 days during the years ended December 31, 2013 and 2012, respectively. The increase in operating days was driven by the deliveries of STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto, STI Fontvieille and STI Ville during the year ended December 31, 2013, in addition to the deliveries of STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx during the year ended December 31, 2012, which were employed during the entire year ended December 31, 2013 as compared to a partial period during the year ended December 31, 2012. The increase in operating days was offset by the sales of STI Diamond and STI Coral, which operated for a total of 477 days during the year ended December 31, 2012 prior to their sales.

The increase in operating days was offset by a decrease in daily vessel operating costs of $701 per day, or 10%, from the year ended December 31, 2012. This was driven by improved operating performance of vessels delivered under our Newbuilding Program, whose daily operating costs were $6,069 per day during the year ended December 31, 2013. The year ended December 31, 2012 reflects 477 operating days of STI Diamond and STI Coral, which were sold in August and September 2012, respectively and whose daily operating costs were $8,166 per day during that period.

Voyage expenses. Voyage expenses for the year ended December 31, 2013 were $1.0 million, a decrease of $17.0 million or 95% from the year ended December 31, 2012. The year ended December 31, 2013 reflects 583 days of vessels operating in the spot market as compared to 1,541 days during the year ended December 31, 2012. 445 of the 583 spot market revenue days during the year ended December 31, 2013 reflect days where vessels delivered under our Newbuilding Program were employed on short-term time charters (ranging from 45 to 120 days) that commenced upon delivery from the shipyard. These short term time charters were agreed to at fixed TCE rates, where only nominal voyage expenses were incurred. The vessels delivered under our Newbuilding Program in 2012 were employed on similar short-term time charters for 414 days during that period.

Charterhire. Charterhire expense for the year ended December 31, 2013 was $40.8 million, an increase of $23.2 million, or 132%, from the year ended December 31, 2012. The increase was the result of an increase in the number of time chartered-in days to 2,839 from 1,283 days during the years ended December 31, 2013 and 2012, respectively. Pacific Duchess, Freja Lupus, STX Ace 6, Targale, Endeavour, Valle Bianca, USMA, Ugale, Gan-Trust, Nave Orion and Gan-Triumph where chartered-in for all or part of the year ended December 31, 2013 and Pacific Duchess, Targale, STX Ace 6, Freja Lupus, Endeavour and Valle Bianca were chartered-in for all or part of the year ended December 31, 2012.

Depreciation. Depreciation expense for the year ended December 31, 2013 was $13.3 million, an increase of $9.3 million, or 231%, from the year ended December 31, 2012. The increase was driven by an increase in the average number of owned MR vessels to 7.8 from 3.5 for the years ended December 31, 2013 and 2012, respectively. This was the result of the deliveries of seven vessels under our Newbuilding Program in 2013 along with five vessels delivered under our Newbuilding Program in the third quarter of 2012 (which were depreciated for a partial period during the year ended September 2012). The increase in depreciation expense was offset by the sales of STI Diamond and STI Coral in August and September 2012, respectively.

Loss from sale of vessels. Loss from sale of vessels during the year ended December 31, 2012 relates to the sales of STI Diamond and STI Coral in August and September 2012, respectively. We did not sell or have any MR vessels held for sale during the year ended December 31, 2013.

General and administrative expenses. General and administrative expenses for the year ended December 31, 2013 were $1.0 million, an increase of $0.6 million, or 159%, from the year ended December 31, 2012. General and administrative expenses for the MR segment primarily consist of administrative fees to SSH. The increase was the result of an increase in the average number of owned vessels to 7.8 from 3.5 during the year ended December 31, 2012.

Handymax Segment

The following table summarizes segment profit or loss for our Handymax segment.

Handymax segment	For the year ended December 31,			Percentage
In thousands of U.S. dollars	2013	2012	Change	Change
Vessel revenue	$36,205	$35,381	$824	2%
Vessel operating costs	(2,648)	(5,428)	2,780	51%
Voyage expenses	(11)	(2,741)	2,730	100%
Charterhire	(31,086)	(23,192)	(7,894)	(34%)
Depreciation	(1,292)	(1,716)	424	25%
Loss from sale of vessels	—	(4,525)	4,525	100%
General and administrative expenses	(118)	(195)	77	39%
Segment profit / (loss)	$1,050	$(2,416)	$3,466	143%

TCE per revenue day	$12,862	$13,069	$(207)	(2%)
Owned vessel operating costs per day	6,852	7,594	742	10%

Revenue days	2,815	2,498	317	13%
Owned vessel operating days	365	673	(308)	(46%)

Average number of owned vessels	1.00	1.84	(0.84)	(46%)
Average number of time chartered-in vessels	6.70	5.03	1.67	33%

Vessel revenue. Vessel revenue for the year ended December 31, 2013 was $36.2 million, an increase of $0.8 million, or 2%, from the year ended December 31, 2012. The increase in revenue was the result of an increase in the number of revenue days to 2,815 from 2,498 during the years ended December 31, 2013 and 2012, respectively, offset by a decrease in daily TCE revenue to $12,862 from $13,069 per day during those same periods. The increase in revenue days was driven by an increase in the average number of time chartered-in vessels from 6.70 from 5.03 during the years ended December 31, 2013 and 2012, respectively. The increase in the average number of time chartered-in vessels was offset by the sales of STI Conqueror, STI Gladiator, and STI Matador during 2012 which decreased the average number of owned Handymax vessels to 1.00 from 1.84 during the years ended December 31, 2013 and 2012, respectively.

Vessel operating costs. Vessel operating costs for the year ended December 31, 2013 were $2.6 million, a decrease of $2.8 million, or 51%, from the year ended December 31, 2012. The decrease was driven by a decrease in the number of operating days to 365 from 673 during the year ended December 31, 2012 which was due to the sales of STI Conqueror, STI Matador, and STI Gladiator during 2012.

Voyage expenses. Nominal voyage expenses were incurred during the year ended December 31, 2013 as compared to $2.7 million during the year ended December 31, 2012. STI Conqueror, STI Matador, and STI Gladiator operated in the spot market for 124 days during the year ended December 31, 2012 prior to their sales. We did not have any Handymax vessels operating in the spot market during the year ended December 31, 2013.

Charterhire. Charterhire expense for the year ended December 31, 2013 was $31.1 million, an increase of $7.9 million or 34% from the year ended December 31, 2012. The increase was driven by an increase in the average number of time chartered-in vessels to 6.70 from 5.03 during the years ended December 31, 2013 and 2012, respectively. During the year ended December 31, 2012, we time chartered-in Krisjanis Valdemars, Kraslava, Histria Azure, Kazdanga, Histria Perla and Histria Coral for all or part of the period. In addition to these vessels and with the exception of Kazdanga, we time chartered-in Jinan, Freja Polaris and Iver Progress for all or part of the year ended December 31, 2013.

Depreciation. Depreciation expense for the year ended December 31, 2013 was $1.3 million, a decrease of $0.4 million, or 25%, from the year ended December 31, 2012. This decrease was due to the sales of STI Conqueror, STI Matador, and STI Gladiator during 2012.

Loss from sale of vessels. Loss from sale of vessels during the year ended December 31, 2012 relates to the sales of STI Conqueror, STI Matador and STI Gladiator which were sold during 2012. We did not sell or have any Handymax vessels held for sale during the year ended December 31, 2013.

Results of Operations for the Year ended December 31, 2012 Compared to the Year Ended December 31, 2011

	For the year ended December 31,			Percentage
In thousands of US dollars	2012	2011	Change	Change
Vessel revenue	$115,381	$82,110	$33,271	41%
Vessel operating costs	(30,353)	(31,370)	1,017	3%
Voyage expenses	(21,744)	(6,881)	(14,863)	(216%)
Charterhire	(43,701)	(22,750)	(20,951)	(92%)
Impairment	—	(66,611)	66,611	100%
Depreciation	(14,818)	(18,460)	3,642	20%
Loss from sale of vessels	(10,404)	—	(10,404)	N/A
General and administrative expenses	(11,536)	(11,637)	101	1%
Financial expenses	(8,512)	(7,060)	(1,452)	(21%)
Earnings from profit or loss sharing agreements	443	—	443	N/A
Unrealized loss on derivative financial instruments	(1,231)	—	(1,231)	N/A
Financial income	35	51	(16)	(31%)
Other expenses, net	(97)	(119)	22	18%
Net loss	$(26,537)	$(82,727)	$56,190	68%

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

Vessel revenue. Revenue for the year ended December 31, 2012 was $115.4 million, an increase of $33.3 million, or 41% from revenue of $82.1 million for the year ended December 31, 2011. The following table summarizes our revenue:

	For the year ended December 31,			Percentage
In thousands of US dollars	2012	2011	Change	Change
Owned vessels
Time charter revenue	—	$9,626	$(9,626)	(100%)
Pool revenue	38,522	39,522	(1,000)	(3%)
Voyage revenue	26,668	12,287	14,381	117%
Time chartered-in vessels
Pool revenue	33,740	20,675	13,065	63%
Voyage revenue	16,451	—	16,451	N/A
	$115,381	$82,110	$33,271	41%

Owned vessels – Time charter revenue. We did not time charter-out any owned vessels for the year ended December 31, 2012. For the year ended December 31, 2011, Noemi and STI Spirit were employed on time charters for a total of 427 days.

Owned vessels – Pool revenue. Pool revenue for owned vessels for the year ended December 31, 2012 was $38.5 million, a decrease of $1.0 million or 3% from $39.5 million for the year ended December 31, 2011. We had 2,851 revenue days of owned vessels in the pools during the year ended December 31, 2012 compared to 3,149 during the year ended December 31, 2011. This decrease in revenue days was primarily driven by the sales of STI Conqueror, STI Matador, and STI Gladiator during March, April and May 2012 resulting in 911 less pool days partially offset by (i) the entrance in the Scorpio MR Pool by our first five vessels delivered under our Newbuilding Program during the fourth quarter of 2012 for a total of 176 additional days, (ii) Noemi , which was on time charter for the majority of 2011 and operated in the pool during the year ended December 31, 2012 (net increase of 355 days), and (iii) an increase in TCE earnings from our owned vessels operating in the pools to $13,510 per day for the year ended December 31, 2012 from $12,550 per day for the year ended December 31, 2011.

Owned vessels – Voyage revenue. Voyage revenue for owned vessels for the year ended December 31, 2012 was $26.7 million, an increase of $14.4 million, or 117% from $12.3 million during the year ended December 31, 2011. The increase was primarily the result of an increase in the number of days that our vessels operated in the spot market for the year ended December 31, 2012 and 2011 to 1,015 days from 450 days, respectively. Additionally, TCE earnings from our owned vessels operating in the spot market increased to $13,220 per day in 2012 from $12,092 per day in 2011. Our first five vessels delivered under our Newbuilding Program operated in the spot market immediately after delivery from the yards in 2012 for a total of 414 days. Furthermore, STI Conqueror, STI Matador, STI Gladiator, STI Coral and STI Diamond all operated in the spot market during 2012 prior to their sales. STI Coral and STI Diamond were the only vessels operating in the spot market during 2011.

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

Vessel operating costs. Vessel operating costs for the year ended December 31, 2012 were $30.4 million, a decrease of $1.0 million or 3%, from $31.4 million during the year ended December 31, 2011. We had 3,957 operating days during 2012 compared to 4,121 operating days during 2011. The decrease was primarily the result of the sales of STI Conqueror, STI Gladiator and STI Matador in 2012 which resulted in a decrease of 789 operating days for these vessels during the year ended December 31, 2012 versus the same period of the prior year. This decrease was partially offset by an increase of 612 operating days resulting from the delivery of our first five vessels delivered under our Newbuilding Program during the third quarter of 2012. Overall operating costs per day were consistent at $7,605 per day for the year ended December 31, 2012 compared to $7,581 per day for the year ended December 31, 2011.

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

Charterhire. Charterhire expense for the year ended December 31, 2012 was $43.7 million, an increase of $21.0 million, or 92%, from $22.8 million during the year ended December 31, 2011. The increase was the result of additional time chartered-in vessels in 2012 compared with 2011, where the average number of chartered-in vessels increased to 9.18 from 4.95 during the years ended December 31, 2012 and 2011, respectively.

Impairment. In the year ended December 31, 2011, we recognized an impairment loss of $66.6 million for our 12 owned vessels. This impairment loss was triggered by reductions in vessel values, and represented the difference between the carrying value and recoverable amount, being fair value less cost to sell. No impairment was recognized in the year ended December 31, 2012.

Depreciation. Depreciation expense for the year ended December 31, 2012 was $14.8 million, a decrease of $3.6 million or 20%, from $18.5 million during the year ended December 31, 2011. The decrease was a result of (i) a $66.6 million impairment charge recorded at December 31, 2011 which decreased the depreciable basis of our vessels and (ii) a decrease in the number of owned vessels to 10.81 from 11.29 which was driven by the sales of STI Conqueror in March 2012, STI Matador in April 2012, STI Gladiator in May 2012, STI Diamond in August 2012 and STI Coral in September 2012, partially offset by the delivery of our first five vessels delivered under our Newbuilding Program between July 2012 and September 2012.

Loss from sale of vessels. Loss from sale of vessels for the year ended December 31, 2012 was $10.4 million. This loss is related to the sales of STI Conqueror, STI Matador, STI Gladiator, STI Coral, and STI Diamond during the year ended December 31, 2012 and includes $0.2 million relating to a loss on the interest rate swaps used to hedge the interest payments on the borrowings on these vessels.

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

Financial expenses for the year ended December 31, 2011 consisted of interest expense of $5.0 million, commitment fees of $1.1 million on the undrawn portions of the 2010 Revolving Credit Facility and 2011 Credit Facility and deferred financing fee amortization of $1.0 million.

Earnings from profit or loss sharing agreements. Earnings from profit or loss sharing agreements consist of realized earnings from profit and loss sharing agreements with third parties relating to time chartered-in vessels. There were no similar agreements for the comparative period.

Unrealized loss on derivative financial instruments. Unrealized loss on derivative financial instruments consists of (i) the impact of the reclassification of $1.0 million from other comprehensive income to the statement of profit or loss relating to the de-designation of the hedge relationship on our interest rate swaps relating to the 2010 Revolving Credit Facility and (ii) the change in the fair value of profit and loss sharing agreements on time chartered-in vessels with third parties of $0.2 million.

The following is a discussion of our operating results by operating segment:

Aframax/LR2 segment

The following table summarizes vessel operations for our Aframax/LR2 segment.

	For the year ended
Aframax/LR2 segment	December 31,			Percentage
In thousands of US dollars except per day and fleet data	2012	2011	Change	Change
Vessel revenue	$4,541	$6,484	($1,943)	(30%)
Vessel operating costs	(3,304)	(2,547)	(757)	(30%)
Voyage expenses	(25)	—	(25)	N/A
Charterhire	(1,287)	(839)	(448)	(53%)
Impairment	—	(12,459)	12,459	100%
Depreciation	(1,735)	(2,074)	339	16%
General and administrative expenses	(100)	(136)	36	26%
Financial expenses	(1,086)	(841)	(245)	(29%)
Other expenses, net	(11)	(134)	123	92%
Segment loss	$(3,007)	$(12,546)	$9,539	76%

TCE revenue per day	$10,201	$14,951	$4,750	32%
Owned vessel operating costs per day	8,436	6,960	(1,476)	(21%)

Revenue days	443	433	10	2%
Owned vessel operating days	366	365	1	0%

Average number of owned vessels	1.00	1.00	—	0%
Average number of time chartered-in vessels	0.29	0.19	.10	53%

Vessel Revenue. Vessel revenue for the year ended December 31, 2012 was $4.5 million, a decrease of $1.9 million or 30% from the year ended December 31, 2011. There were two vessels operating in this segment during both periods, STI Spirit and Khawr Aladid. The decrease in revenue is due to a decrease in TCE revenue per day to $10,201 per day from $14,951 per day. This was primarily driven by STI Spirit, which in June 2012 needed repairs and a subsequent positioning voyage which negatively affected the vessel’s earnings.

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

Financial expense. Financial expense for the year ended December 31, 2012 was $1.1 million, an increase of $0.2 million or 29% from the year ended December 31, 2011. Financial expense for the Aframax/LR1 segment represents interest for the STI Spirit Credit Facility, which was signed and drawn in March 2011. Therefore, the year ended December 31, 2012 represents a full year of interest expense as opposed to approximately nine months of interest expense during year ended December 31, 2011.

Other expenses, net. Other expenses, net for the year ended December 31, 2012 decreased $0.1 million or 92% from the year ended December 31, 2011. This decrease was driven by the write-off of the fair value of vessel purchase options that were acquired with STI Spirit in September 2011.

Panamax/LR1 segment

The following table summarizes vessel operations for our Panamax/LR1 segment.

	For the year ended
Panamax/LR1 segment	December 31,			Percentage
In thousands of US dollars except per day and fleet data	2012	2011	Change	Change
Vessel revenue	$28,602	$31,101	($2,499)	(8%)
Vessel operating costs	(14,137)	(14,428)	291	2%
Voyage expenses	(999)	(13)	(986)	(7585%)
Charterhire	(1,629)	(4,554)	2,925	64%
Impairment	—	(28,616)	28,616	100%
Depreciation	(7,352)	(9,279)	1,927	21%
General and administrative expenses	(495)	(692)	197	28%
Earnings from profit and loss sharing agreements	443	—	443	N/A
Unrealized loss on derivative financial instruments	(184)	—	(184)	N/A
Other expenses, net	—	23	(23)	100%
Segment profit / (loss)	$4,249	$(26,458)	$30,707	116%

TCE revenue per day	$14,264	$14,743	($479)	(3%)
Owned vessel operating costs per day	7,714	7,891	177	2%

Revenue days	1,935	2,109	(174)	(8%)
Owned vessel operating days	1,830	1,825	(5)	0%

Average number of owned vessels	5.00	5.00	—	0%
Average number of time chartered-in vessels	0.35	0.91	(0.56)	(62%)

Vessel Revenue. Vessel revenue for the year ended December 31, 2012 was $28.6 million, a decrease of $2.5 million or 8% from the year ended December 31, 2011. The decrease in revenue was the result of (i) a decrease in the number of revenue days to 1,935 for the year ended December 31, 2012 compared to 2,109 days during the year ended December 31, 2011 and (ii) a decrease in overall TCE revenue per day to $14,264 from $14,743 for the years ended December 31, 2012 and December 31, 2011, respectively. This was driven by a reduction in the average number of time chartered-in vessels to 0.35 from 0.91 for the years ended December 31, 2012 and 2011, respectively. This reduction is due to the redelivery of the time chartered-in vessel, BW Zambesi in November 2011 following its 10 month time charter-in agreement partially offset by the delivery of the time chartered-in vessels, FPMC P Eagle and Hellespont Promise in September and December 2012, respectively.

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

Voyage expenses. Voyage expenses for the year ended December 31, 2012 were $1.0 million, an increase of $1.0 million from the year ended December 31, 2011. This increase was the result of the time chartered-in vessel, FPMC P Eagle, which operated in the spot market for 48 days during the year ended December 31, 2012. No vessels operated in the spot market for the year ended December 31, 2011.

Charterhire. Charterhire expense for the year ended December 31, 2012 was $1.6 million, a decrease of $2.9 million or 64% from the year ended December 31, 2011. This decrease was the result of the redelivery of the time chartered-in vessel, BW Zambesi in November 2011 from its 10 month time charter-in agreement. This was partially offset by the delivery of the time chartered-in vessels, FPMC P Eagle and Hellespont Promise in September and December 2012, respectively.

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

MR segment

The following table summarizes vessel operations for our MR segment.

	For the year ended
MR segment	December 31,			Percentage
In thousands of US dollars except per day and fleet data	2012	2011	Change	Change
Vessel revenue	$46,857	$12,287	$34,570	281%
Vessel operating costs	(7,484)	(3,178)	(4,306)	(135%)
Voyage expenses	(17,979)	(6,842)	(11,137)	(163%)
Charterhire	(17,593)	—	(17,593)	N/A
Impairment	—	(12,574)	12,574	100%
Depreciation	(4,015)	(2,038)	(1,977)	(97%)
Loss from sale of vessels	(5,879)	—	(5,879)	N/A
General and administrative expenses	(398)	(314)	(84)	(27%)
Financial income	6	—	6	N/A
Other expenses, net	(51)	—	(51)	N/A
Segment loss	$(6,536)	$(12,659)	$6,123	48%

TCE revenue per day	$12,289	$12,092	$197	2%
Owned vessel operating costs per day	6,770	6,748	(22)	0%

Revenue days	2,350	450	1,900	422%
Owned vessel operating days	1,089	471	618	131%

Average number of owned vessels	2.97	1.29	1.68	130%
Average number of time chartered-in vessels	3.51	—	3.51	N/A

Vessel Revenue. Vessel revenue for the year ended December 31, 2012 was $46.9 million, an increase of $34.6 million or 281% from the year ended December 31, 2011. Vessel revenue less voyage expenses, or TCE revenue, was $28.9 million, an increase of $23.4 million, or 430% from $5.4 million for the year ended December 31, 2011. The change in revenue was the result of an increase in revenue days to 2,350 for the year ended December 31, 2012 from 450 during the year ended December 31, 2011. During the year ended December 31, 2011, only STI Diamond and STI Coral were operating in this segment as these vessels were acquired in May 2011. Revenue days increased during the year ended December 31, 2012 as a result of the delivery of the first five vessels under our Newbuilding Program in the third quarter of 2012 (STI Amber, STI Topaz, STI Ruby, STI Garnet, and STI Onyx) and the delivery of six time chartered-in vessels (Pacific Duchess, Freja Lupus, STX Ace 6, Targale, Endeavour, and Valle Bianca). The increase in revenue was also driven by an increase in voyage revenue per day to $12,541 during the year ended December 31, 2012 from $12,092 during the year ended December 31, 2011.

Vessel operating costs. Vessel operating costs for the year ended December 31, 2012 were $7.5 million, an increase of $4.3 million, or 135%, from the year ended December 31, 2011. The increase was driven by an increase in the number of operating days to 1,089 from 471 days during the year ended December 31, 2012. This increase was the result of the delivery of our first five vessels under our Newbuilding Program during the third quarter of 2012.

Voyage expenses. Voyage expenses for the year ended December 31, 2012 were $18.0 million, an increase of $11.1 million or 163% from the year ended December 31, 2011. The increase was primarily driven by STI Coral, STI Diamond, Pacific Duchess, Freja Lupus, STX Ace 6, Targale, Endeavour, Valle Bianca and the first five vessels delivered under our Newbuilding Program operating in the spot market for a total of 1,541 days during the year ended December 31, 2012 compared to only STI Coral and STI Diamond operating in the spot market for 450 days during the year ended December 31, 2011.

Charterhire. Charterhire expense for the year ended December 31, 2012 was $17.6 million, which was the result of time chartering-in Pacific Duchess, Freja Lupus, STX Ace 6, Targale, Endeavour and Valle Bianca during the year ended December 31, 2012. There were no vessels time chartered-in during the year ended December 31, 2011.

Depreciation. Depreciation expense for the year ended December 31, 2012 was $4.0 million, an increase of $2.0 million, or 97%, from the year ended December 31, 2011. The increase was driven by an increase in the average number of owned MR vessels to 2.97 for the year ended December 31, 2012 from 1.29 for the year ended December 31, 2011, which was the result of the delivery of the first five vessels under our Newbuilding Program during the third quarter of 2012. The increase was partially offset by a decrease of depreciation expense which was driven by an impairment charge recorded in December 2011 that reduced the depreciable basis of STI Diamond and STI Coral.

Loss from sale of vessels. Loss from sale of vessels for the year ended December 31, 2012 was $5.9 million. This was the result of the sales of STI Diamond and STI Coral for $25.25 million each in August and September 2012, respectively.

General and administrative expenses. General and administrative expenses for the year ended December 31, 2012 were $0.4 million, an increase of $0.1 million, or 27%, from the year ended December 31, 2011. General and administrative expenses for the MR segment primarily consist of administrative fees to SSH. The increase was the result of an increase in the average number of owned vessels to 2.97 during the year ended December 31, 2012 from 1.29 during the year ended December 31, 2011.

Handymax segment

The following table summarizes vessel operations for our Handymax segment:

	For the year ended
Handymax segment	December 31,			Percentage
In thousands of US dollars except per day and fleet data	2012	2011	Change	Change
Vessel revenue	$35,381	$32,238	$3,143	10%
Vessel operating costs	(5,428)	(11,217)	5,789	52%
Voyage expenses	(2,741)	(26)	(2,715)	(10442%)
Charterhire	(23,192)	(17,357)	(5,835)	(34%)
Impairment	—	(12,962)	12,962	100%
Depreciation	(1,716)	(5,069)	3,353	66%
Loss from sale of vessels	(4,525)	—	(4,525)	N/A
General and administrative expenses	(195)	(762)	567	74%
Segment loss	$(2,416)	$(15,155)	$12,739	84%

Revenue per day	$13,069	$11,343	$1,726	15%
Owned vessel operating costs per day	7,594	7,619	25	0%

Revenue days	2,498	2,840	(342)	(12%)
Owned vessel operating days	673	1,460	787	54%

Average number of owned vessels	1.84	4.00	(2.16)	(54%)
Average number of time chartered-in vessels	5.03	3.85	1.18	31%

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

The decrease in revenue days was offset by an increase in TCE revenue per day to $13,069 for the year ended December 31, 2012 from $11,343 per day for the year ended December 31, 2011.

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

Charterhire. Charterhire expense for the year ended December 31, 2012 was $23.2 million, an increase of $5.8 million or 34% from the year ended December 31, 2011. This was the result of an increase in the number of days of vessels chartered-in to 1,840 during the year ended December 31, 2012 from 1,404 days during the year ended December 31, 2011. The increase was primarily driven by Histria Perla and Histria Coral whose time charters began in July 2011. These vessels therefore operated for partial periods during the year ended December 31, 2011 as compared to the full year during the year ended December 31, 2012. The average number of time chartered-in vessels increased to 5.03 for the year ended December 31, 2012 as compared to 3.85 for the year ended December 31, 2011.

Depreciation. Depreciation expense for the year ended December 31, 2012 was $1.7 million, a decrease of $3.4 million, or 66%, from the year ended December 31, 2011. This was due to the sales of STI Conqueror, STI Matador, and STI Gladiator which ceased being depreciated and were written down to their disposal values in February 2012, the date which they were considered held for sale. In addition, we recorded an impairment charge in December 2011 which decreased the depreciable basis of our owned vessels in this segment.

Loss from sales of vessels. Loss from sales of vessels for the year ended December 31, 2012 was $4.5 million which was the result of the sales of STI Conqueror, STI Matador, and STI Gladiator in March, April, and May 2012, respectively.

General and administrative expenses. General and administrative expenses for the year ended December 31, 2012 were $0.2 million, a decrease of $0.6 million, or 74% from the year ended December 31, 2011. General and administrative expenses for the Handymax segment primarily consist of administrative fees. The decrease in administrative fees was driven by a decrease in the average number of owned vessels to 1.84 for the year ended December 31, 2012 from 4.00 for the year ended December 31, 2011 resulting from the sales of STI Conqueror, STI Matador and STI Gladiator during the year ended December 31, 2012.

B. Liquidity and Capital Resources

Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which are currently operating in Scorpio Group Pools, in the spot market or on time charter, in addition to availability under our 2010 Revolving Credit Facility, 2011 Credit Facility, 2013 Credit Facility, KEXIM and K-Sure Credit Facilities (as defined later), sales of vessels, and cash on hand. The Scorpio Group Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates. We believe these cash flows from operations, amounts available for borrowing under our various credit facilities and our cash balance will be sufficient to meet our existing liquidity needs for the next 12 months from the date of this annual report.

As of December 31, 2013, our cash balance was $78.8 million, which was lower than our cash balance of $87.2 million as of December 31, 2012. At December 31, 2013, we had $72.4 million in availability under our 2010 Revolving Credit Facility, which was fully drawn in January 2014. Additionally, in January 2014, we drew down $52.0 million from our 2011 Credit Facility. In connection with this draw down, STI Duchessa, STI Le Rocher and STI Larvotto were provided as collateral under that facility. In February 2014, we drew down $64.2 million from our 2013 Credit Facility and provided STI Opera, STI Fontvieille and STI Ville as collateral. In March 2013, we drew down $20.5 million from our 2013 Credit Facility to partially finance the delivery of STI Texas City.

For the year ended December 31, 2013, our net cash outflow from operating activities was $5.7 million, net cash outflow from investing activities was $935.1 million and the net cash inflow from financing activities was $932.4 million. For the year ended December 31, 2012, our net cash outflow from operating activities was $1.9 million, net cash outflow from investing activities was $90.2 million, and the net cash inflow from financing activities was $142.4 million.

As of December 31, 2013, our long-term liquidity needs were comprised of our debt repayment obligations for our credit facilities, our obligations under construction contracts related to the vessels in our Newbuilding Program, and obligations under our time charter-in arrangements.

Our credit facilities require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, minimum interest coverage, maximum leverage ratios, loan to value ratios and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintenance of adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act, or ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

Cash Flows

There was significant amount of activity in our cash balance during the year ended December 31, 2013 primarily as a result of four follow on offerings of common stock (net proceeds of $947.8 million) that led to the significant growth in our Newbuilding Program. Additionally, we made drawdowns from our 2011 Credit Facility ($52.1 million), completed our investment in Dorian ($84.6 million), made VLGC installment payments ($83.1 million), made delivery and progress payments for vessels in our Newbuilding Program ($767.4 million), debt service payments ($43.1 million in principal payments and debt issuance costs) and dividend payments ($24.4 million). This activity is summarized below.

The table below summarizes our sources and uses of cash for the periods presented:

	For the year ended December 31,
In thousands of U.S. dollars	2013	2012	2011
Cash flow data
Net cash inflow/(outflow)
Operating activities	$(5,655)	$(1,928)	$(12,452)
Investing activities	(935,101)	(90,155)	(122,573)
Financing activities	932,436	142,415	103,671

Net cash outflow from operating activities

Operating cash flows are driven by our results of operations along with movements in working capital. Both of these components were impacted by our growth during 2013. Operating cash inflows, before changes in working capital were $33.0 million for the year ended December 31, 2013, an increase of $25.5 million from a cash inflow of $7.5 million for the year ended December 31, 2012. This improvement was driven by growth in our operating fleet to an average of 38.8 owned and time chartered-in vessels for the year ended December 31, 2013 from an average of 20.0 owned and time-chartered-in vessels for the year ended December 31, 2012. Additionally, our overall time charter equivalent per day for our fleet improved to $14,369 per day for the year ended December 31, 2013 from $12,960 per day for the year ended December 31, 2012.

Changes in working capital were a cash outflow of $37.2 million for the year ended December 31, 2013, an increase of $29.4 million from a cash outflow of $7.8 million during the year ended December 31, 2012. The increase in working capital was driven by our fleet growth to an average of 38.8 owned and time chartered-in vessels for the year ended December 31, 2013 from an average of 20.0 owned and time-chartered-in vessels for the year ended December 31, 2012.

The activity within operating cash flows for the years ended December 31, 2013, 2012 and 2011 are summarized as follows:

Net cash outflow from operating activities was $5.7 million for the year ended December 31, 2013, which was an increase in cash outflows of $3.8 million from a cash outflow of $1.9 million for the year ended December 31, 2012. The increase in cash outflows was primarily attributable to (i) an increase in charterhire expense of $71.8 million (ii) an increase in vessel operating costs of $9.9 million (iii) a net increase in the change in working capital from 2012 to 2013 of $29.4 million (iv) an increase in cash general and administrative expenses of $4.6 million and (v) a decrease in realized gain on derivative financial instruments and other expenses of $0.5 million. These decreases were offset by (i) an increase in vessel revenue of $92.2 million (ii) a decrease in voyage expenses of $16.9 million (iii) a decrease in cash financial expenses of $2.1 million (iv) an increase in financial income of $1.1 million and (v) a decrease in drydock payments of $0.2 million.

Net cash outflow from operating activities was $1.9 million for the year ended December 31, 2012, which was a decrease in cash outflows of $10.5 million from a cash outflow of $12.5 million the year ended December 31, 2011. The decrease in cash outflows was primarily attributable to (i) an increase in vessel revenue of $33.3 million (ii) a decrease in vessel operating costs of $1.0 million (iii) earnings from profit or loss arrangements of $0.4 million (iv) a decrease in drydock payments of $0.8 million (v) a net decrease in the change in working capital of $9.1 million and (vi) a decrease in financial expenses of $1.7 million (excluding non-cash items such as deferred financing fee amortization). These changes were offset by (i) an increase in voyage expenses of $14.9 million and (ii) an increase in charterhire expense of $21.0 million.

Net cash outflow from investing activities

Cash inflows from investing activities of $935.1 million during the year ended December 31, 2013 were driven by investments in our Newbuilding Program which grew to 65 vessels under construction at December 31, 2013 from 11 vessels under construction at December 31, 2012. These investments were the direct result of the receipt of net proceeds of $947.8 million during the year ended 2013 from four separate follow-on offerings of common shares in addition to the receipt of net proceeds of $127.2 million from a follow on offering of common shares in December 2012 (which are reflected in cash inflows from financing activities discussed below).

The components of investing cash flows for the years ended December 31, 2013, 2012 and 2011 are summarized as follows:

Cash outflow from investing activities was $935.1 million for the year ended December 31, 2013 compared to $90.2 million for the year ended December 31, 2012. Investing activities during the year ended December 31, 2013 were driven by installment payments and other vessel related costs on our vessels under construction along with final installment payments of $139.3 million relating to seven vessels delivered under our Newbuilding Program (STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto, STI Fontvieille and STI Ville) Additionally, we paid an aggregate of $93.1 million for the sale of our VLGC business to Dorian which consists of $83.1 million of installment payments to the shipyards for the 11 VLGC contracts, the contribution of $2.3 million in cash and other capitalized costs and $7.7 million in legal and advisory fees (including commissions paid to SSH) in exchange for newly issued shares representing 30% of Dorian’s outstanding shares immediately following the transaction. We also purchased 24,121,621 new shares of Dorian’s common stock as part of a separate private placement of shares for total consideration of $75.0 million.

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

Net cash inflow from financing activities

Cash inflows from financing activities during the year ended December 31, 2013 were driven by the issuance 118,828,578 shares of common stock as part of four separate follow-on offerings for net proceeds of $947.8 million. Additionally, we made borrowings under our 2011 Credit Facility which were offset by principal repayments of debt into all of our credit facilities. During 2013, we also incurred debt issuance costs primarily as a result of the execution our 2013 Credit Facility in July 2013. Furthermore, we began issuing quarterly dividends during the year ended December 31, 2013. Total dividend payments for 2013 were $24.4 million.

The components of financing cash flows for the years ended December 31, 2013, 2012 and 2011 are summarized as follows:

Cash inflow from financing activities was $932.4 million for the year ended December 31, 2013 compared to $142.4 million for the year ended December 31, 2012. Cash inflow from financing activities during the year ended December 31, 2013 was driven by net proceeds of $947.8 million from our registered direct placements of common shares in February, March and May 2013 and an underwritten offering of common shares in August 2013. Additionally, we borrowed $52.1 million under our 2011 Credit Facility to partially finance the deliveries of STI Sapphire, STI Emerald and STI Beryl. These inflows were offset by (i) principal payments of $17.2 million into our 2010 Revolving Credit Facility, $3.5 million into our 2011 Credit Facility, $6.0 million into our Newbuilding Credit Facility, and $1.7 million into our STI Spirit Credit Facility, (ii) debt issuance costs of $14.7 million and (iii) dividend payments of $24.4 million.

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

Long-Term Debt Obligations and Credit Arrangements

The following is a table summarizing our indebtedness at December 31, 2013:

In thousands of U.S. dollars	Amount Outstanding at December 31, 2013	Availability as of the date of this report
2010 Revolving Credit Facility	$—	$—	(1)
STI Spirit Credit Facility	21,736	—
2011 Credit Facility	64,006	—	(2)
Newbuilding Credit Facility	83,839	—
2013 Credit Facility	—	440,324	(3)
K-Sure Credit Facility	—	458,300	(4)
KEXIM Credit Facility	—	429,600	(4)
Total	$169,581	$1,328,224

____________________

(1)	We have the ability to pay down and re-borrow from the available commitments under this loan as needed and in January 2014, we drew down $72.4 million from this facility. We repaid $22.1 million into this facility in March 2014 as a result of the sales of Noemi and Senatore, which cannot be re-borrowed.
61

(2)	In January 2014, we drew down $52.0 million from our 2011 Credit Facility. In connection with this draw down, STI Duchessa, STI Le Rocher, and STI Larvotto were provided as collateral under this facility. The availability period under this credit facility expired on January 31, 2014.
(3)	In February 2014, we drew down $64.2 from our 2013 Credit Facility. In connection with this draw down, STI Opera, STI Fontvieille and STI Ville were provided as collateral under this facility. In March 2014, we drew down $20.5 million from this facility to finance the delivery of STI Texas City. The remaining availability can be used to finance up to 60% of future vessel acquisitions.
(4)	These facilities were signed in February 2014. The loans can be used to finance the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel specified in the agreement.

2010 Revolving Credit Facility

On June 2, 2010, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DNB Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V, for a senior secured term loan facility of up to $150 million. On July 12, 2011, we amended and restated the credit facility to convert it from a term loan to a reducing revolving credit facility. This gave us the ability to pay down and re-borrow from the total available commitments under the loan. The availability under this facility as of December 31, 2013 was $72.4 million which is scheduled to reduce by $3.1 million each quarter, with a lump sum reduction of $57.1 million at the maturity date of June 2, 2015.

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

In addition to the customary restrictive covenants discussed above, the 2010 Revolving Credit Facility requires our compliance with the following financial covenants:

•	The ratio of net debt to capitalization shall be no greater than 0.60 to 1.00.
•	Consolidated tangible net worth (i.e. total shareholders’ equity) shall be no less than $150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 1, 2010 going forward.
•	The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 until the fourth quarter of 2012, at which point it increased to 1.50 to 1.00 for the first quarter of 2013, 1.75 to 1.00 for the second quarter of 2013 and 2.00 to 1.00 at all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.
•	Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) needs to be not less than $25.0 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.
•	The aggregate fair market value of the collateral vessels (see note 6) shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

In June 2013, we voluntarily repaid $17.2 million into this facility. As of December 31, 2013, there was no outstanding balance and there was $72.4 million available to draw down at our option. As of December 31, 2012, the outstanding balance was $17.2 million and $67.4 million was available to draw down. We were in compliance with the financial covenants relating to this facility as of December 31, 2013.

In January 2014, we drew down the entire amount available under this facility of $72.4 million. In March 2014, we repaid $22.7 million into this facility as part of the sales of Noemi and Senatore. Consequently, the availability of this facility was reduced by such amount and the quarterly reduction was reduced to $2.1 million from $3.1 million per quarter. We will also write-off a total of $0.2 million of deferred financing fees relating to this facility as part of this repayment.

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

In addition to the customary restrictive covenants discussed above, the STI Spirit Credit Facility requires our compliance with the following financial covenants:

•	The ratio of debt to capitalization no greater than 0.60 to 1.00.
•	Consolidated tangible net worth (i.e. shareholders equity) shall be no less than $150 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter.
•	The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 for the period commencing with the fourth quarter of 2011 through the fourth quarter of 2012, at which time it will increase to: (i) 1.50 to 1.00 for the first quarter of 2013, (ii) 1.75 to 1.00 for the second quarter of 2013 and (iii) 2.00 to 1.00 at all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.
•	Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) not less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.
•	The aggregate fair market value of STI Spirit not less than (i) 140% of the then outstanding loan balance if the vessel is operating in a pool or in the spot market or (ii) 130% of the then outstanding loan if the vessel is on time charter with a duration of at least one year.

As described above, the credit facility requires that the charter-free market value of the STI Spirit shall be no less than 140% of the then outstanding loan balance. In order to stay in compliance with this covenant, we prepaid $1.4 million in addition to the $0.3 million scheduled principal payment into this credit facility in December 2013.

The outstanding balance at December 31, 2013 and December 31, 2012 was $21.7 million and $23.4 million, respectively. We were in compliance with the financial covenants relating to this facility as of December 31, 2013.

In February 2014, we agreed to sell the 2008 built LR2 product tanker, STI Spirit, for approximately $30.2 million. As part of this sale, we will repay all amounts due under the STI Spirit Credit Facility of $21.4 million. This sale is expected to close by the end of April 2014. We will also write-off a total of $0.3 million of deferred financing fees relating to this facility as part of this repayment.

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

In addition to the customary restrictive covenants discussed above, the 2011 Credit Facility requires our compliance with the following financial covenants:

•	The ratio of net debt to capitalization shall be no greater than 0.60 to 1.00.
•	Consolidated tangible net worth (i.e. shareholders’ equity) shall be no less than $150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 1, 2010 going forward.
•	The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 until the fourth quarter of 2012, at which point it increased to 1.50 to 1.00 for the first quarter of 2013, 1.75 to 1.00 for the second quarter of 2013 and 2.00 to 1.00 at all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.
•	Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) needs to be not less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.
•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

In January 2013, March 2013 and April 2013, we drew down an aggregate of $52.1 million from this facility in connection with the deliveries of STI Sapphire, STI Emerald and STI Beryl, respectively.

As of December 31, 2013, there was $62.9 million available for borrowing which could be used to finance up to 50% of future vessel acquisitions through January 31, 2014. The outstanding balance at December 31, 2013 and December 31, 2012 was $64.0 million and $15.5 million, respectively. We were in compliance with the financial covenants relating to this facility as of December 31, 2013.

In January 2014, we drew down an aggregate of $52.0 million from this facility. In connection with this draw down, STI Duchessa, STI Le Rocher and STI Larvotto were provided as collateral under the facility.

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

In addition to the customary restrictive covenants discussed above, the Newbuilding Credit Facility requires our compliance with the following financial covenants:

•	The ratio of debt to capitalization no greater than 0.60 to 1.00.
•	Consolidated tangible net worth (i.e. shareholders equity) shall be no less than $150 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 2, 2010 going forward.
•	The ratio of EBITDA to interest expense not less than 2.00 to 1.00 commencing with the third fiscal quarter of 2011 until the fourth quarter of 2012, and 2.50 to 1.00 for all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.
•	Unrestricted cash and cash equivalents not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.
•	The aggregate fair market value of the collateral vessels shall at all times not less than 140% (120% if the vessel is subject to acceptable long term employment) of the aggregate principal amount outstanding plus a pro rata amount of any allocable swap exposure for the credit facility.

During the year ended December 31, 2013, we made scheduled principal payments of $6.0 million into this credit facility. The outstanding balance at December 31, 2013 and December 31, 2012 was $83.8 million and $89.8 million, respectively. We were in compliance with the financial covenants relating to this facility as of December 31, 2013.

In March 2014, we amended and restated our Newbuilding Credit Facility with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB, to convert it from a term loan to a reducing revolving credit facility. This gives us the ability to pay down and re-borrow from the total available commitments under the loan. All other terms and definitions remain not changed. This facility was fully drawn as of the date of this report.

2013 Credit Facility

On July 2, 2013, we entered into a senior secured revolving credit facility and term loan facility with Nordea Bank Finland plc and the other lenders named therein of up to $525.0 million to finance the acquisition of the Firm Vessels (defined below), the Option Vessels (defined below) and certain other vessels and for general corporate purposes, including working capital. This credit facility is secured by, among other things, a first-priority cross-collateralized mortgage on certain vessels for which we have entered into newbuilding contracts, or the Firm Vessels, and certain vessels for which we may exercise construction options, or the Option Vessels, and together with the Firm Vessels, the Collateral Vessels. Our subsidiaries that own the Collateral Vessels act as joint and several guarantors under our 2013 Credit Facility. We refer to this credit facility as our 2013 Credit Facility.

Our 2013 Credit Facility consists of a $260.0 million delayed draw term loan facility to finance the acquisition of the Firm Vessels and a $265.0 million revolving credit facility to finance the acquisition of the Option Vessels and certain other vessels built on January 1, 2012 or later, and for general corporate purposes, including working capital.

Drawdowns of the term loan may occur in connection with the delivery of a Firm Vessel in an amount equal to the lesser of 60% of (i) the contract price for such vessel or (ii) such vessel’s fair market value. Drawdowns of the revolving credit facility may occur in connection with the delivery of an Option Vessel and are also capped at the lesser of 60% of (i) the contract price for such vessel or (ii) such vessel’s fair market value, with such amount, once drawn, available on a revolving basis. Drawdowns under the term loan are available until the earlier of the delivery of each Firm Vessel and January 31, 2015 and drawdowns under the revolving loan are available until July 31, 2015 and bear interest at LIBOR plus an applicable margin of 3.50%.

The term loan is repayable and the revolving loans reduced, in each case, in an amount equal to 1/60th of such loan on a consecutive quarterly basis until final maturity on the sixth anniversary of the facility. In addition to restrictions imposed upon the owners of the Collateral Vessels (such as, limitations on liens and limitations on the incurrence of additional indebtedness), our 2013 Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•	Consolidated tangible net worth no less than (i) $150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter beginning on July 1, 2010 going forward and (ii) 50% of the value of any new equity issues from July 1, 2010 going forward.
•	The ratio of EBITDA to net interest expense greater than 2.00 to 1.00 through December 31, 2013 and 2.50 to 1.00 thereafter.
•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.
•	The aggregate fair market value of the Collateral Vessels shall at all times be no less than 140% of the then aggregate outstanding principal amount of loans under the credit facility.

We had no borrowings under this facility at December 31, 2013 and we were in compliance with the financial covenants relating to this credit facility as of December 31, 2013.

In February 2014, we drew down $64.2 million from this credit facility. In connection with this draw down, STI Opera, STI Fontvieille and STI Ville were provided as collateral under the facility.

In March 2014, we drew down $20.5 million from this facility to partially finance the delivery of STI Texas City.

K-Sure Credit Facility

On February 24, 2014, we entered into a $458.3 million senior secured term loan facility which consists of a $358.3 million tranche with a group of financial institutions that is being 95% covered by Korea Trade Insurance Corporation (the ‘K-Sure Tranche’) and a $100.0 million commercial tranche with a group of financial institutions led by DNB Bank SA (the “Commercial Tranche”). We refer to this credit facility as our K-Sure Credit Facility.

Drawdowns under the K-Sure Credit Facility may occur in connection with the delivery of certain of our newbuilding vessels as specified in the agreement. The amount of each drawdown shall not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns are available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) September 30, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.

Repayments will be made in equal consecutive six month repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the K-Sure Tranche. Repayments will commence in July 2015 for the K-Sure Tranche and six months after the delivery of the last vessel to be acquired for the Commercial Tranche. The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel to be acquired and the K-Sure Tranche matures in January 2027 assuming the Commercial Tranche is refinanced through that date.

Borrowings under the K-Sure tranche bear interest at LIBOR plus an applicable margin of 2.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.

In addition to restrictions imposed upon the owners of the vessels that are collateralized under this credit facility (such as, limitations on liens and limitations on the incurrence of additional indebtedness), the K-Sure Credit Facility requires our compliance with the following financial covenants:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•	Consolidated tangible net worth no less than $677.3 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of any new equity issues occurring on or after October 1, 2013.
•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.
•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.
•	The aggregate fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of loans under the credit facility.

KEXIM Credit Facility

On February 28, 2014, we executed a senior secured term loan facility with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea (“KEXIM”) for a total loan facility of $429.6 million. This facility includes commitments from KEXIM of up to $300.6 million (the “KEXIM Tranche”) and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of up to $129.0 million (the “Commercial Tranche”).We refer to this credit facility as our KEXIM Credit Facility.

Drawdowns under the KEXIM Credit Facility may occur in connection with the delivery of 18 of our newbuilding vessels as specified in the loan agreement. The amount of each drawdown shall not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns are available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) March 31, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.

Repayments will be made in equal consecutive semi-annual repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the KEXIM Tranche. Repayments will commence on the next semi-annual date falling after the weighted average delivery date of the vessels specified under the facility for the KEXIM Tranche and on the next semi-annual date falling after the final delivery date of the vessels specified under the facility for the Commercial Tranche.

The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel specified under the loan and the KEXIM Tranche matures on the twelfth anniversary of the weighted average delivery date of the vessels specified under the loan assuming the Commercial Tranche is refinanced through that date.

Borrowings under the KEXIM tranche bear interest at LIBOR plus an applicable margin of 3.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.

In addition to restrictions imposed upon the owners of the vessels that are collateralized under this credit facility (such as, limitations on liens and limitations on the incurrence of additional indebtedness), the KEXIM Credit Facility requires our compliance with the following financial covenants:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•	Consolidated tangible net worth no less than $677.3 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of any new equity issues occurring on or after October 1, 2013.
•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.
•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.
•	The aggregate fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of loans under the credit facility.

In addition to KEXIM’s commitment of up to $300.6 million, KEXIM has also provided an optional guarantee for a five year amortizing note of $125.3 million (the “KEXIM Guaranteed Note”) that may be issued by us at our discretion in 2014; the proceeds of which will be used to reduce the $300.6 million KEXIM Tranche.

Derivative Contracts

Interest Rate Swaps

In August 2011, we entered into six interest rate swap agreements with three different banks to manage the interest costs and the risk associated with changing interest rates on our 2010 Revolving Credit Facility and 2011 Credit Facility. The notional amount of the swaps relating to the 2010 Revolving Credit Facility is $51.0 million with an average fixed rate of 1.27% starting on July 2, 2012 and expiring on June 2, 2015. The notional amount of the swaps relating to the 2011 Credit Facility was $24.0 million with an average fixed rate of 1.30% and expiring on June 30, 2015. In September 2012, in conjunction with the sales of STI Coral and STI Diamond, we reduced the notional amount on the interest rate swaps relating to the 2011 Credit facility to $15.0 million from $24.0 million. In December 2012, we de-designated the hedge relationship of the interest rate swaps related to the 2010 Revolving Credit Facility prospectively and reclassified all amounts accumulated in other comprehensive income ($1.0 million) to the statement of profit or loss for the year ended December 31, 2012 as a component of Financial Expenses.

The interest rate swaps relating to the 2011 Credit Facility continue to qualify for hedge accounting. Hedge effectiveness is measured quarterly. Accordingly, changes in their fair value, which the hedge is deemed to be effective, are recognized directly in other comprehensive income and classified as ‘hedging reserves’. Changes in their fair value for any portion deemed to be ineffective are recognized in the consolidated statement of profit or loss. The fair market value of the interest rate swaps relating to both the 2010 Revolving Credit Facility and 2011 Credit Facility at December 31, 2013 and December 31, 2012 was a liability of $0.9 million and $1.4 million, respectively.

In January 2014, we agreed to sell Noemi and Senatore. As part of these sales and related debt repayments into our 2010 Revolving Credit Facility, we reduced the notional amount of the swaps relating to the 2010 Revolving Credit Facility from $51.0 million to $30.0 million.

Profit or loss sharing agreements

In July 2012, we entered into a profit or loss sharing arrangement on the earnings of an LR1 vessel that was not owned or operated by us. Under the agreement, 50% of the profits and losses on this vessel were shared with the counterparty. The counterparty to this agreement was time chartering-in this vessel for a period of six months at $12,750 per day and this agreement expired in January 2013.

In September 2012, we took delivery of an LR1, FPMC P Eagle, on a time charter-in arrangement for one year at $12,800 per day. We also entered into a profit and loss sharing arrangement whereby 50% of the profits and losses relating to this vessel above or below the charterhire rate were shared with a third party that neither owns nor operates this vessel and this agreement expired in October 2013.

These agreements have been treated as derivatives, recorded at fair value with any resultant gain or loss recognized in the statement of profit or loss. Changes in fair value are recorded as unrealized gains and losses on derivative financial instruments and actual earnings are recorded as realized gains or losses on derivative financial instruments, within the consolidated statement of profit or loss. The fair value of these instruments is determined by comparing published time charter rates to the charterhire rate and discounting those cash flows to their estimated present value.

For the year ended December 31, 2013, we recognized a realized gain of $3,208 and an unrealized gain of $0.2 million. For the year ended December 31, 2012, we recognized a gain of $0.4 million and an unrealized loss of $0.2 million.

Equity

In April 2010, we closed the issuance of 12,500,000 shares of common stock at $13.00 per share in our initial public offering and received net proceeds of $149.6 million, after deducting underwriters’ discounts and offering expenses.

In May 2010, pursuant to the underwriters’ exercise of their over-allotment option that we granted in connection with our initial public offering, we closed the issuance of 450,000 shares of common stock at $13.00 and received $5.2 million, after deducting underwriters’ discounts.

In November 2010, we closed on a follow-on public offering of 4,575,000 shares of common stock at $9.80 per share. After deducting underwriters’ discounts and paying offering expenses, the net proceeds were $41.8 million, and 510,204 shares were issued in a concurrent private placement to a member of the Lolli-Ghetti family for total proceeds of $5.0 million. On December 2, 2010, we closed the issuance of 686,250 shares of common stock at $9.80 and received $6.4 million, after deducting underwriters’ discounts, when the underwriters in our follow-on public offering fully exercised their over-allotment option.

In May 2011, we closed on a follow-on public offering of 6,000,000 shares of common stock and also closed on the underwriters’ over-allotment option to purchase 900,000 additional common shares at an offering price of $10.50 per share. We received net proceeds of $68.5 million, after deducting underwriters’ discounts and offering expenses.

In December 2011, we closed on a follow-on public offering of 7,000,000 shares of common stock at an offering price of $5.50 per share. We received net proceeds of $36.5 million, after deducting underwriters’ discounts and offering expenses.

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

In March 2013, we closed on the sale 29,012,000 shares of common stock in a registered direct placement of common shares at an offering price of $8.10 per share. We received net proceeds of $226.8 million, after deducting placement agents’ discounts and offering expenses.

In May 2013, we closed on the sale of 36,144,578 newly issued shares of common stock in a registered direct placement of common shares at an offering price of $8.30 per share. We received net proceeds of $289.2 million, after deducting placement agents’ discounts and offering expenses.

In August 2013, we closed on the sale of 20,000,000 newly issued shares of common stock in an underwritten offering of common shares at an offering price of $9.50 per share. In addition, the underwriters also fully exercised their over-allotment option to purchase 3,000,000 additional common shares at the offering price. We received aggregate net proceeds of $209.8 million after deducting underwriters’ discounts and offering expenses.

In November 2013, we issued 3,611,809 common shares to unaffiliated third parties in connection with our acquisition of four MR vessel newbuilding contracts.

In December 2013, we issued 3,523,271 common shares to unaffiliated third parties in connection with our acquisition of four MR vessel newbuilding contracts.

Capital Expenditures

Vessel acquisitions and disposals

During 2013 we entered into agreements to construct 11 VLGCs and in November 2013, we closed an agreement with Dorian whereby we contributed our VLGC business and a cash payment of $1.9 million in exchange for newly issued shares representing 30% of Dorian’s pro-forma outstanding shares immediately following the transaction. As of the closing date of the transaction, we paid $83.1 million in installment payments under the 11 VLGC newbuilding contracts. We currently own approximately 26% of Dorian’s outstanding shares.

In December 2013, we reached agreements with DSME and HSHI for the construction of seven VLCCs for an aggregate purchase price of $662.2 million. In March 2014, we entered into an agreement to sell these contracts for cash. As part of these sales, we expect to record a gain on disposal of approximately $50.0 million in the first quarter of 2014.

We currently have contracts for the construction of 55 newbuilding product tankers with shipyards, including HMD, HSHI, SPP and DSME, consisting of (i) 14 MR tankers with HMD for an aggregate purchase price of $487.7 million, (ii) 15 MR product tankers with SPP for an aggregate purchase price of $515.7 million, (iii) 14 Handymax ice class-1A tankers with HMD for an aggregate purchase price of $440.5 million, (iv) eight LR2 product tankers with HSHI for an aggregate purchase price of $404.0 million and (v) four LR2 product tankers with DSME for an aggregate purchase price of $200.0 million. Of these vessels, 42 vessels are expected to be delivered to us throughout 2014 and 13 in 2015.

Our remaining commitments under all newbuilding vessel agreements as of the date of this report, including the above mentioned vessels are as follows*

Q1 2014	190.9	million**
Q2 2014	367.6	million
Q3 2014	422.0	million
Q4 2014	292.1	million
Q1 2015	167.5	million
Q2 2015	168.2	million
Total	$1,608.3	million

*	These are estimates only and are subject to change as construction progresses.
**	All first quarter 2014 installment payments have been paid, which include $63.5 million in aggregate for the delivery installment payments on STI Duchessa and STI Opera in January 2014 and STI Texas City in March 2014.

During 2012, we sold three Handymax vessels, STI Conqueror, STI Matador and STI Gladiator, and recorded a $4.5 million loss in connection with the sales of these vessels. The availability of the 2010 Revolving Credit Facility decreased by $31.0 million as a result of these sales. During 2012, we also completed the sales of two MR product tankers, STI Diamond and STI Coral and recorded a $5.9 million loss in connection with the sales of these vessels. A portion of the proceeds from the sale of STI Coral was used to repay $16.1 million under our 2011 Credit Facility. STI Onyx, a newbuilding vessel which was delivered in September 2012, was substituted as collateral under our 2011 Credit Facility on our outstanding borrowings related to STI Diamond.

In December 31, 2013, we designated four vessels as held for sale in our consolidated financial statements; two 2004-built LR1 product tankers, Noemi and Senatore, a 2001-built Post-Panamax tanker, Venice, and a 2008-built LR2 product tanker, STI Spirit. As part of this designation, we recorded a $21.2 million write-down to remeasure these vessels at the lower of their carrying amount and fair value less costs to sell.

In January 2014, we agreed to sell Noemi and Senatore for an aggregate selling price of $44.0 million. Noemi was sold in March 2014 and Senatore is expected to close in April 2014. As part of these sales, we repaid $22.7 million into our 2010 Revolving Credit Facility. Consequently, the availability of this facility was reduced by such amount and the quarterly reduction was reduced to $2.1 million from $3.1 million per quarter. We will also write-off a total of $0.2 million of deferred financing fees as part of this debt repayment.

In February 2014, we agreed to sell STI Spirit for $30.2 million. As part of this sale, we will repay all amounts due under the STI Spirit Credit Facility of $21.4 million. This sale is expected to close in April 2014.

Please see “—Liquidity and Capital Resources—Long Term Debt Obligations and Credit Arrangements” for a discussion on the impact of these sales on the related credit facilities.

Drydock

During 2013, none of our vessels were in drydock. Venice is scheduled to be drydocked within the next 12 months for an estimated cost $0.8 million and an estimated 20 days of off-hire.

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

Dividends

On April 15, 2013, our board of directors declared a quarterly cash dividend of $0.025 per share, which was paid on June 25, 2013 to all shareholders of record as of June 11, 2013.

On July 29, 2013, our board of directors declared a quarterly cash dividend of $0.035 per share, which was paid on September 25, 2013 to all shareholders of record as of September 10, 2013.

On October 28, 2013, our board of directors declared a quarterly cash dividend of $0.07 per share, which was paid on December 18, 2013 to all shareholders of record as of December 3, 2013.

On February 21, 2014, our board of directors declared a quarterly cash dividend of $0.08 per share, which was paid on March 26, 2014 to all shareholders of record as of March 11, 2014.

Share Buy-Back

On July 9, 2010, the board of directors authorized a share buyback program of $20.0 million. We repurchase our common shares in the open market at the times and prices that we consider to be appropriate. No shares were repurchased during the year ended December 31, 2013. As of December 31, 2013 and December 31, 2012, 1,170,987 shares have been purchased under the plan at an average price of $6.7793 per share including commissions. As of December 31, 2013, the remaining stock buyback authorization was $12.1 million.

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

See “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry.”

E. Off-Balance Sheet Arrangements

As of December 31, 2013, we were committed to make charter-hire payments to third parties for certain chartered-in vessels. These arrangements are accounted for as operating leases. Additionally, we are committed to make payments on our newbuilding vessel orders. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for further information.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our total contractual obligations at December 31, 2013:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Bank loan(1)	$12,121	$24,241	$79,371	$53,848
Estimated interest payments(2)	7,634	13,606	7,511	1,288
Interest rate swap derivative contracts(3)	691	190	—	—
Bank loan - commitment fees(4)	11,433	2,855	—	—
Time charter-in commitments(5)	96,103	17,854	—	—
Technical management fees(6)	4,750	4,750	—	—
Commercial management fees(7)	2,172	2,172	—	—
Newbuilding installments (8)	1,367,044	813,649	—	—
Total	$1,501,948	$879,317	$86,882	$55,136

____________________

(1)	Represents principal payments due on our 2011 Credit Facility, STI Spirit Credit Facility and Newbuilding Credit Facility based on our outstanding borrowings as of December 31, 2013. There were no outstanding borrowings under our 2010 Revolving Credit Facility, 2013 Credit Facility, KEXIM Credit Facility and K-Sure Credit Facility as of December 31, 2013.

(2)	Represents estimated interest payments on our credit facilities:

•	There were no borrowings under the 2010 Revolving Credit Facility, 2013 Credit Facility, KEXIM Credit Facility and K-Sure Credit Facility as of December 31, 2013.

•	For the 2011 Credit Facility, we used the weighted average of the 3-year and 4-year interest swap rates of 1.10% (as published by the US Federal Reserve as of December 31, 2013) plus a margin of 3.25% which is the margin on the 2011 Credit Facility. We used the weighted average 3-year and 4-year interest swap rates to reflect the maturity date of this facility of May 3, 2017.

•	For the STI Spirit Credit Facility, we used the weighted average of the 4-year and 5-year interest swap rates of 1.44% (as published by the US Federal Reserve as of December 31, 2013) plus a margin of 2.75%, which is the margin for the STI Spirit Credit Facility. We used the 4-year and 5-year swap rate to reflect the maturity date of this facility of March 17, 2018.

•	For the Newbuilding Credit Facility, we used the weighted average of the 5-year and 7-year interest swap rates of 2.13% (as published by the US Federal Reserve as of December 31, 2013) plus a margin of 2.70%, which is the margin for our Newbuilding Credit Facility. We used the weighted average of the 5-year and 7-year interest swap rates to reflect the maturity date of this facility of June 30, 2019.

(3)	Represents estimated payments due under our interest rate swaps:

•	The three swaps relating to the 2010 Credit Facility with a total notional amount of $51.0 million carry an average fixed interest rate of 1.27% during the time period the swap is outstanding (January 1, 2014 through June 2, 2015). The payments due were estimated by offsetting the fixed payments against the estimated interest received using the forward swap curve at December 31, 2013 for each of the swaps.

•	The three swaps relating to the 2011 Credit Facility with a total notional amount of $15.0 million carry an average fixed interest rate of 1.30% during the time period the swap is outstanding (January 1, 2014 through June 30, 2015). The payments due were estimated by offsetting the fixed payments against the estimated interest received using the forward swap curve at December 31, 2013 for each of the swaps.

(4)	As of December 31, 2013, a commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of our 2010 Revolving Credit Facility, 2011 Credit Facility, 2013 Credit Facility and the commercial tranches of our KEXIM Credit Facility and K-Sure Credit Facility. The STI Spirit Credit Facility and Newbuilding Credit Facility were fully drawn as of December 31, 2013.

(5)	Represents amounts due under our time charter-in agreements as of December 31, 2013.

(6)	We pay our technical manager, SSM, $685 per day per owned vessel, which are the same fees that SSM charges to third parties.

(7)	We pay our commercial manager, SCM, $250 per vessel per day for LR2 vessels, $300 per vessel per day for LR1 vessels, $325 per vessel per day for MR and Handymax vessels plus 1.50% of gross revenue for vessels that are in one of the Scorpio Group Pools. When the vessels are not in the pools, SCM charges fees of $250 per vessel per day for the LR1 and LR2 vessels, $300 per vessel per day for the Handymax and MR vessels plus 1.25% of gross revenue.

(8)	Represents obligations under our agreements with HMD, SPP, HSHI and DSME for the construction of 65 newbuilding vessels under our Newbuilding Program as of December 31, 2013.

G. Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of office of each director is as follows: two will serve for a term expiring at the 2014 annual meeting of the shareholders, three will serve for a term expiring at the 2015 annual meeting of shareholders and three will serve for a term expiring at the 2016 annual meeting of shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., 9, Boulevard Charles III, Monaco 98000.

In April 2013, we appointed Marianne Økland to our board of directors to serve as a Class III director. In May 2013, we appointed Jose Tarruella and Cameron Mackey to our board of directors to serve as a Class II and Class III director, respectively, in each case effective as of the same date.

Certain of our officers participate in business activities not associated with us. As a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of other companies which they may be affiliated, including other Scorpio Group companies. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. While there will be no formal requirements or guidelines for the allocation of their time between our business and the business of members of the Scorpio Group, their performance of their duties will be subject to the ongoing oversight of our board of directors.

Name	Age	Position
Emanuele A. Lauro	35	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	53	President and Class II Director
Brian Lee	47	Chief Financial Officer
Cameron Mackey	45	Chief Operating Officer and Class III Director
Luca Forgione	37	General Counsel
Sergio Gianfranchi	69	Vice President, Vessel Operations
Anoushka Kachelo	34	Secretary
Alexandre Albertini	37	Class III Director
Ademaro Lanzara	70	Class I Director
Donald C. Trauscht	79	Class II Director
Marianne Økland	51	Class III Director
Jose Tarruella	43	Class II Director

Biographical information concerning the directors and executive officers listed above is set forth below.

Emanuele A. Lauro, Chairman, Director and Chief Executive Officer

Emanuele A. Lauro, our founder, has served as Chairman, and Chief Executive Officer since the closing of our initial public offering in April 2010. Mr. Lauro also co-founded and serves as Chairman and Chief Executive Officer of Scorpio Bulkers Inc., which was formed in 2013. He joined Scorpio Group in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro’s leadership, Scorpio Group has grown from an owner of three vessels in 2003 to become a leading operator and manager of over 100 vessels in 2013. Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Group Tanker Pools in addition to several other ventures such as Scorpio Logistics in 2007, which owns and operates specialized assets engaged in the transshipment of coal and invests in coastal transportation and port infrastructure developments and Scorship Navigation in 2005, which engaged in the identification, placement, and management of certain international shipping investments on behalf of retail investors in Europe. Mr. Lauro has a degree in international business from the European Business School, London.

Robert Bugbee, President and Director

Robert Bugbee, has more than 25 years of experience in the shipping industry and has served as President and as a director since the closing of our initial public offering in April 2010. Mr. Bugbee also co-founded and has serves as Director and President of Scorpio Bulkers Inc. since 2013. Mr. Bugbee also serve as a director of Dorian since November 2013. He joined Scorpio Group in February 2009 and has continued to serve there in senior management. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee most recently served as President from January 2002 until the sale of the company, and he previously served as Executive Vice President since January 2001, Chief Operating Officer since March 2000 and Senior Vice President of OMI from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1993. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical in 1987 for the M.I.B. Programme at the Norwegian School for Economics and Business administration in Bergen. He has a Fellowship from the International Shipbrokers Association and a B.A. (Honors) from London University.

Brian Lee, Chief Financial Officer

Brian Lee has served as Chief Financial Officer since the closing of our initial public offering in April 2010. He joined Scorpio Group in April 2009 where he continues to serve in a senior management position. He has been employed in the shipping industry since 1998. Prior to joining Scorpio Group, he was the Controller of OMI Corporation from 2001 until the sale of the company in 2007. Mr. Lee has an M.B.A. from the University of Connecticut and has B.S. in Business Administration from the University at Buffalo, State University of New York.

Cameron Mackey, Chief Operating Officer, Director

Cameron Mackey, has served as Chief Operating Officer since the closing of our initial public offering in April 2010 and as a director since May 2013. Mr. Mackey also serves as Chief Operating Officer of Scorpio Bulkers Inc. He joined Scorpio Group in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio Group, he was an equity and commodity analyst at Ospraie Management LLC from 2007-2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004-2007 and in Business Development at OMI Corporation from 2002-2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.

Luca Forgione, General Counsel

Luca Forgione, has served as General Counsel since the closing of our initial public offering in April 2010 and as secretary until December 2, 2013. Mr. Forgione also serves General Counsel of Scorpio Bulkers Inc. He joined Scorpio Group in August 2009 where he continues to serve as General Counsel. He is licensed as a lawyer in his native Italy and as a Solicitor of the Supreme Court of England & Wales. Mr. Forgione has ten years of shipping industry experience and has worked in the fields of shipping, offshore logistics, commodity trading and energy since the beginning of his in-house career, most recently with Constellation Energy Commodities Group Ltd. in London, which is part of Constellation Energy Group Inc. listed on the NYSE under “CEG,” from 2007 to 2009, and previously with Coeclerici S.p.a. in Milan from 2004 to 2007. He has experience with all aspects of the supply chain of drybulk and energy commodities (upstream and downstream), and has developed considerable understanding of the regulatory and compliance regimes surrounding the trading of physical and financial commodities as well as the owning, managing and chartering of vessels. Mr. Forgione was a Tutor in International Trade Law and Admiralty Law at University College London (U.K.) and more recently a Visiting Lecturer in International Trade Law at King’s College (U.K.). He has a Master’s Degree in Maritime Law from the University of Southampton (U.K.) and a Law Degree from the University of Genoa (Italy).

Sergio Gianfranchi, Vice President, Vessel Operations

Sergio Gianfranchi, has served as Vice President of Vessel Operations since our initial public offering in April 2010. Mr. Gianfranchi also serves as Vice President of Vessel Operations of Scorpio Bulkers Inc. since September 19, 2013. He served as Operations Manager of our technical manager, SSM, at its headquarters in Monaco from 2002 to 2004. He has been instrumental in launching and operating the Scorpio Group Pools during the last six years, and was employed as the Fleet Manager of SCM, the Scorpio Group affiliate that manages the commercial operations of approximately 50 vessels grouped in the three Scorpio Group Pools, from 2007 to 2009. Mr. Gianfranchi is currently employed as the Pool Fleet Manager of SCM. From 1999 to 2001, Mr. Gianfranchi served as the on-site owner’s representative of the Scorpio Group affiliates named Doria Shipping, Tristan Shipping, Milan Shipping and Roma Shipping, to survey the construction of their Panamax and Post-Panamax newbuilding tankers being built at the 3Maj Shipyard in Rijeka, Croatia. When Mr. Gianfranchi joined SSM in 1989, he began as vessel master of its OBOs (multipurpose vessels that carry ore, heavy drybulk and oil). Upon obtaining his Master Mariner License in 1972, he served until 1989 as a vessel master with prominent Italian shipping companies, including NAI, which is the largest private Italian shipping company and owned by the Lolli-Ghetti family, and Almare, initially a subsidiary of NAI but later controlled by Finmare, the Italian state shipping financial holding company. In this position he served mostly on OBOs, tankers and drybulk carriers. He graduated from La Spezia Nautical Institute in Italy in 1963.

Anoushka Kachelo, Secretary

Anoushka Kachelo has served as our Secretary since December 2, 2013. Mrs. Kachelo joined Scorpio Group in September 2010 as Senior Legal Counsel. She is a Solicitor of the Supreme Court of England & Wales and has worked in the fields of commodity trading, energy and asset finance. Prior to joining the Scorpio Group, Mrs. Kachelo was Legal Counsel for the Commodities Team at JPMorgan (London) and prior to that in private practice for the London office of McDermott Will & Emery and Linklaters. She has a BA in Jurisprudence from the University of Oxford (U.K.).

Alexandre Albertini, Director

Alexandre Albertini has served on our board of directors since the closing of our initial public offering in April 2010. Mr. Albertini has more than 11 years of experience in the shipping industry. He has been employed by Marfin Management SAM, a drybulk ship management company, since 1997 and has served as Managing Director there since 2009, working in fields related to crew and human resources, insurance, legal, financial, technical, commercial, and information technology. He is a director of eight drybulk ship owning companies and serves as President of Ant. Topic srl, a vessel and crewing agent based in Italy. The aggregate valuation of the drybulk shipping companies for which Mr. Albertini serves as a Secretary or director is approximately $300 million. In 2008, Mr. Albertini was elected as a member of the Executive Committee of InterManager. He is a founding member of the Chamber of Shipping of Monaco and has served as its Secretary General since 2006. Mr. Albertini also holds various board positions in several other local business and associations.

Ademaro Lanzara, Director

Ademaro Lanzara has served on our board of directors since the closing of our initial public offering in April 2010. Mr. Lanzara has served as Chairman of BPV Finance (International) Plc Dublin, a subsidiary of Banca Popolare di Vicenza, Italy, since 2008. He has also served as the deputy Chairman and Chairman of the Audit Committee of Cattolica Life Inc. Dublin since 2011, Chairman of BPVI Fondi Sgr SpA, Milano from April 2012 until November 2013 and Chairman of NEM Sgr SpA Vicenza since November 2013. From 1963 to 2006, Mr. Lanzara held a number of positions with BNL spa Rome, a leading Italian banking group, including Deputy Group CEO, acting as the Chairman of the Credit Committee and Chairman of the Finance Committee. He also served as Chairman and/or director of a number of BNL controlled banks or financial companies in Europe, the United States and South America. He formerly served as a director of each of Istituto dell’Enciclopedia Italiana fondata da Giovanni Treccani Spa, Rome, Italy, the Institute of International Finance Inc. in Washington DC, Compagnie Financiere Edmond de Rothschild Banque, in Paris, France, ABI—Italian Banking Association in Rome, Italy, FITD—Interbank deposit Protection Fund, in Rome, Italy, ICC International Chamber of Commerce Italian section, Rome, Italy and Co-Chairman Round Table of Bankers and Small and Medium Enterprises, European Commission, in Brussels, Belgium. Mr. Lanzara has an economics degree (graduated magna cum laude) from the University of Naples, a law degree from the University of Naples and completed the Program for Management Development (PMD) at Harvard Business School.

Donald C. Trauscht, Director

Donald C. Trauscht has served on our board of directors since the closing of our initial public offering in April 2010. Mr. Trauscht has served as the Chairman of BW Capital Corporation, a private investment company, since 1996. From 1967 to 1995, Mr. Trauscht held a number of positions at Borg-Warner Corporation, including Chairman and Chief Executive Officer. While at Borg Warner, Mr. Trauscht supervised an annual capital budget of $250 million and was responsible for risk assessment decisions involving the company’s investments. He has participated in acquisitions, divestments, financings, public offerings and other transactions whose combined value is over $30 billion. Mr. Trauscht is a director of Esco Technologies Inc., Hydac International Corporation, Bourns Inc., and Eyes For Learning LLC. He formerly served as a director of Baker Hughes Inc., Cordant Technologies Inc., Blue Bird Corporation, Imo Industries Inc., Mannesmann Capital Corporation, Wynn International Inc., Recon Optical Inc., Global Motorsport Group Inc., OMI Corporation, IES Corporation, and NSK-Warner Ltd. He has served as the Chairman, Lead Director, and Audit Committee, Compensation Committee, and Governance Committee Chairman at numerous public and private companies.

Marianne Økland, Director

Marianne Økland has served on our board of directors since April 2013. Ms. Økland is also a Managing Director of Avista Partners, a London based consultancy company that provides advisory services and raises capital.  In addition, she is a non-executive director at each of Islandsbanki (Iceland) and IDFC (India). Previously, she was a non-executive director at NLB (Slovenia).  Between 1993 and 2008, Ms. Økland held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring.  Ms. Økland has led many transactions for large Nordic banks and insurance companies, including some of the most significant mergers and acquisitions in these sectors.  Between 1990 and 1993, Ms. Økland headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments.  Ms. Økland holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.

Jose Tarruella, Director

Jose Tarruella has served on our board since May 2013. Ms. Tarruella is also the founder and Chairman of Camino de Esles s.l., a high-end restaurant chain with franchises throughout Madrid, since 2007.  Prior to forming Camino de Esles, Mr. Tarruella was a Director in Group Tragaluz, which owns and operates restaurants throughout Spain.  Mr. Tarruella also acts as a consultant for the Spanish interests of Rank Group plc (LSE: RNK.L) a leading European gaming-based entertainment business. He has been involved in corporate relations for Esade Business School in Madrid.  He earned an International MBA from Esade Business School in Barcelona and an MA from the University of Navarre in Spain.

B. Compensation

We paid an aggregate compensation of $15.7 million, $6.3 million and $6.1 million to our senior executive officers in 2013, 2012, and 2011, respectively. Executive management remuneration was as follows during these periods:

	For the period ended December 31,
In thousands of US dollars	2013	2012	2011
Short-term employee benefits (salaries)	$5,433	$2,896	$2,875
Share-based compensation (1)	10,274	3,368	3,189
Total	$15,707	$6,264	$6,064

(1)	Represents the amortization of restricted stock issued under our equity incentive plans. See Note 12 in the consolidated financial statements for further description.

Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus an additional fee of $10,000 for each committee on which a director serves plus an additional fee of $20,000 for each committee for which a director serves as Chairman, per year, plus an additional fee of $20,000 to the lead independent director, plus reimbursements for actual expenses incurred while acting in their capacity as a director. During the year ended December 31, 2013 and 2012, we paid an aggregate compensation of $0.8 million and $0.4 million to our directors, respectively. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under “—2010 Equity Incentive Plan and 2013 Equity Incentive Plan.”

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

2010 Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the 2010 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We reserved a total of 1,148,916 common shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan and it is not expected that any additional common shares will be reserved for issuance under our equity incentive plan prior to the third anniversary of the closing of our initial public offering. The plan is administered by our compensation committee. We issued a total of 559,458 restricted shares under the plan to our executive officers in the second quarter of 2010 which vest in three equal installments on the third, fourth and fifth anniversaries, respectively, of the closing date of the initial public offering, which was April 6, 2010. In the second quarter of 2010, we also issued 9,000 restricted shares to our independent directors, which vested on April 6, 2011. We issued a total of 281,000 restricted shares under the plan to our executive officers in the first quarter of 2011 which vest ratably in three equal installments on the first, second and third anniversaries, respectively, of the grant date, which was January 31, 2011. In the first quarter of 2011, we also issued 9,000 restricted shares to our independent directors, which vested on January 31, 2012. In the first quarter of 2012, we issued a total of 281,000 restricted shares under the plan to our executive officers, which vest ratably in three equal installments on the first, second and third anniversaries of the grant date, which was January 31, 2012. In the first quarter of 2012, we also issued 9,000 restricted shares to our independent directors, which vested on January 31, 2013. There are no shares remaining available for issuance under the 2010 Plan.

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

2013 Equity Incentive Plan

In April 2013, we adopted an equity incentive plan, which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 5,000,000 common shares for issuance under the plan.

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

In the second quarter of 2013, we issued 4,610,000 shares of restricted stock to our employees and 390,000 shares to our directors for no cash consideration. The weighted average share price on the issuance dates was $8.69 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on March 10, 2016, (ii) one-third of the shares vest on March 10, 2017, and (iii) one-third of the shares vest on March 10, 2018. The vesting schedule of the restricted stock to our directors is (i) one-third of the shares vest on March 10, 2014, (ii) one-third of the shares vest on March 10, 2015, and (iii) one-third of the shares vest on March 10, 2016.

In October 2013, we amended the 2013 Equity Incentive Plan to increase the number of common shares eligible for issuance to 11,376,044. All other terms of the plan remained unchanged.

In October 2013, we issued 3,749,998 shares of restricted stock to our employees and 250,000 shares to our directors for no cash consideration. The weighted average share price on the issuance date was $9.85 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on October 11, 2016, (ii) one-third of the shares vest on October 11, 2017, and (iii) one-third of the shares vest on October 11, 2018. The vesting schedule of the restricted stock to our directors is (i) one-half of the shares vest on October 11, 2014 and (ii) one-half of the shares vest on October 11, 2015.

In February 2014, we issued 2,011,000 shares of restricted stock to our employees and 145,045 shares to our directors for no cash consideration. The weighted average share price on the issuance date was $9.30 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019. The vesting schedule of the restricted stock to our directors is (i) one-third of the shares vest on February 21, 2015, (ii) one-third of the shares vest on February 21, 2016, and (iii) one-third of the shares vest on February 21, 2017. Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.

In March 2014, we amended the 2013 Equity Incentive Plan to clarify that the plan administrator has the ability to redeem restricted stock for fair market value (as defined in the plan) at the vesting date at its discretion.

Employment Agreements

In April 2010, we entered into employment agreements with each of our executives. These employment agreements remain in effect until terminated in accordance with their terms upon not less than 24 months prior written notice. Pursuant to the terms of their respective employment agreements, our executives are prohibited from disclosing or unlawfully using any of our material confidential information.

Upon a change in control of us, the annual bonus provided under the employment agreement becomes a fixed bonus of up to 150% of the executive’s base salary and such employee may be entitled to receive upon termination an assurance bonus equal to such fixed bonus and an immediate lump-sum payment in an amount equal to three times the sum of the executive’s then current base salary and the assurance bonus, and he will continue to receive all salary, compensation payment and benefits, including additional bonus payments, otherwise due to him, to the extent permitted by applicable law, for the remaining balance of his then-existing employment period. If an executive’s employment is terminated for cause or voluntarily by the employee, he shall not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination, unless he voluntarily terminated his employment in connection with certain conditions. Those conditions include a change in control combined with a significant geographic relocation of his office, a material diminution of his duties and responsibilities, and other conditions identified in the employment agreement.

C. Board Practices

Our board of directors currently consists of eight directors, five of whom have been determined by our board of directors to be independent under the rules of the New York Stock Exchange and the rules and regulations of the SEC. Our board of directors has an Audit Committee, a Nominating Committee, a Compensation Committee and an Environmental Committee, each of which is comprised of certain of our independent directors, who are Messrs. Alexandre Albertini, Ademaro Lanzara, Donald Trauscht, Marianne Økland, and Jose Tarruella. The Audit Committee, among other things, reviews our external financial reporting, engage our external auditors and oversee our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of the Scorpio Group that our board believes may present potential conflicts of interests between us and the Scorpio Group. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. The Environmental Committee oversees to minimize the environmental impact by constant monitoring and measuring progresses of our vessels. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.

D. Employees

As of December 31, 2013, we had ten employees. SSM and SCM were responsible for our commercial and technical management.

E. Share ownership

The following table sets forth information regarding the share ownership of our common stock as of the date of this annual report by our directors and officers, including the restricted shares issued to our executive officers and to our independent directors as well as shares purchased in the open market.

Name	No. of Shares	% Owned
Emanuele A. Lauro (1)	3,435,101	1.71%
Robert Bugbee (2)	3,342,914	1.66%
Cameron Mackey (3)	2,168,489	1.08%
All other officers and directors individually	*	*

(1)	Includes 2,880,901 shares of restricted stock from the 2010 Equity Incentive Plan and the 2013 Equity Incentive Plan.
(2)	Includes 2,880,901 shares of restricted stock from the 2010 Equity Incentive Plan and the 2013 Equity Incentive Plan.
(3)	Includes 1,929,314 shares of restricted stock from the 2010 Equity Incentive Plan and the 2013 Equity Incentive Plan.

* The remaining officers and directors individually each own less than 1% of our outstanding shares of common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major shareholders.

The following table sets forth information regarding beneficial ownership of our common stock for owners of more than five percent of our common stock, of which we are aware as of the date of this annual report.

Name	No. of Shares	% Owned
Wellington Management Company, LLP (1)	14,142,229	7.1%
Galahad Securities Limited (2)	11,170,568	5.7%
York Capital Management Global Advisors, LLC (3)	10,416,752	5.2%
Kensico Capital Management Corporation, Michael Lowenstein and Thomas J. Coleman (4)	10,116,500	5.1%

(1) This information is derived from Schedule 13G/A filed with the SEC on February 14, 2014.
(2) This information is derived from Schedule 13G/A filed with the SEC on February 14, 2014.
(3) This information is derived from Schedule 13G filed with the SEC on February 14, 2014.
(4) This information is derived from Schedule 13G/A filed with the SEC on February 14, 2014.

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

SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Group Pools. When our vessels are in the Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our Panamax/LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels. For commercial management of our vessels that do not operate in any of the Scorpio Group Pools, we pay SCM a fee of $250 per vessel per day for each Panamax, LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.

SSM’s services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We currently pay SSM $685 per vessel per day to provide technical management services for each of our vessels which is the same fee that SSM charges to third parties.

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

We pay our Administrator a fee for arranging vessel purchases and sales for us, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. For the year ended December 31, 2013 we paid our Administrator $9.1 million, which consisted of $2.5 million related to the purchase and delivery of seven newbuilding vessels in 2013 and $6.6 million on the purchase and subsequent sale of our VLGC business to Dorian in November 2013. We believe this 1% fee on purchases and sales is customary in the tanker industry.

Further, pursuant to our administrative services agreement, our Administrator, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

Our administrative services agreement, whose effective commencement began in December 2009 and can be terminated upon two years notice.

Tanker pools

To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers. When we employ a vessel in the spot charter market, we generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. The earnings allocated to vessels (charterhire expense for the pool) are aggregated and divided on the basis of a weighted scale, or Pool Points, which reflect comparative voyage results on hypothetical benchmark routes. The Pool Point system generally favors those vessels with greater cargo-carrying capacity and those with better fuel consumption. Pool Points are also awarded to vessels capable of carrying clean products and to vessels capable of trading in certain ice conditions. We currently participate in four pools: the Scorpio LR2 Pool, the Scorpio Panamax Tanker Pool, Scorpio MR Pool and the Scorpio Handymax Tanker Pool.

SCM is responsible for the commercial management of participating vessels in the pools, including the marketing, chartering, operating and bunker (fuel oil) purchases of the vessels. The Scorpio LR2 Pool is administered by Scorpio LR2 Pool Ltd., the Scorpio Panamax Tanker Pool is administered by Scorpio Panamax Tanker Pool Ltd., or SPTP, the Scorpio MR Pool is administered by Scorpio MR Pool Ltd, or SMRP and the Scorpio Handymax Tanker Pool is administered by Scorpio Handymax Tanker Pool Ltd., or SHTP. Our founder, Chairman and Chief Executive Officer is a member of the Lolli-Ghetti family which owns all issued and outstanding stock of SLR2P, SPTP, SMRP and SHTP. Taking into account the recommendations of a pool committee and a technical committee, each of which is comprised of representatives of each pool participant, SLR2P, SPTP, SMRP and SHTP set the respective pool policies and issues directives to the pool participants and SCM. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available.

Our Relationship with Scorpio Group and its Affiliates

We were incorporated in the Republic of The Marshall Islands on July 1, 2009 by Simon Financial Limited, or Simon, which is owned by the Lolli-Ghetti family and manages their shipping interests. On October 1, 2009, (i) Simon, through its wholly-owned subsidiary, Liberty Holding Company Ltd., or Liberty, transferred three operating subsidiary companies to us that owned the vessels in our initial fleet consisting of the Venice, Senatore and Noemi; (ii) Liberty became a wholly-owned subsidiary and operating vehicle of Simon; (iii) Scorpio Owning Holding Ltd. became a wholly-owned subsidiary of Liberty; and (iv) we became a wholly-owned subsidiary of Scorpio Owning Holding Ltd. Liberty’s operations include chartered-in vessels, and interests in joint ventures and investments. Scorpio Group and will preclude itself from directly owning product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

Our board of directors consists of eight individuals, five of whom are independent directors. Three of the independent directors form the board’s Audit Committee and, pursuant to the Audit Committee charter, are required to review all potential conflicts of interest between us and Scorpio Group. The three non-independent directors, Emanuele Lauro, Robert Bugbee and Cameron Mackey serve in senior management positions within the Scorpio Group which is also our Administrator, and is an affiliate of the Scorpio Group.

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

SCM, SSM and SSH our commercial manager, technical manager and administrator, respectively, are affiliates of the Scorpio Group. For information regarding the details regarding our relationship with SCM, SSM and SSH, please see “– Management of our Fleet.”

Transactions with Related Parties

Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated statements of profit or loss and balance sheet are as follows:

	For the year ended December 31,
In thousands of US dollars	2013	2012	2011
Pool revenue(1)
Scorpio MR Pool Limited	$89,597	$9,558	$—
Scorpio Handymax Tanker Pool Limited	36,199	31,280	32,238
Scorpio Panamax Tanker Pool Limited	36,018	26,884	22,594
Scorpio LR2 Pool Limited	28,203	4,540	5,195
Scorpio Aframax Tanker Pool Limited	—	—	170
Time charter revenue(2)
King Dustin	—	—	8,507
Vessel operating costs(3)	(3,703)	(2,280)	(2,203)
Commissions(4)	(218)	(532)	(270)
Administrative expenses(5)	(1,944)	(1,862)	(1,937)

(1)	These transactions relate to revenue earned in the Scorpio LR2, Scorpio Panamax, Scorpio MR, Scorpio Aframax and Scorpio Handymax Tanker Pools (the Pools), which are owned by Scorpio LR2 Pool Limited, Scorpio Panamax Tanker Pool Limited, Scorpio MR Pool Limited, Scorpio Aframax Tanker Pool Limited and Scorpio Handymax Tanker Pool Limited, respectively. The Pools are related party affiliates.
(2)	The revenue earned was for Noemi’s time charter with King Dustin (which is 50% jointly controlled by a related party affiliate).
(3)	These transactions represent technical management fees charged by SSM, a related party affiliate, which are included in the vessel operating costs in the consolidated statement of income or loss. We believe our technical management fees for the years ended December 31, 2013, 2012 and 2011 were at arms-length rates as they were based on contracted rates that were the same as those charged to other vessels managed by SSM at the time the management agreements were entered into. In June 2013, this fee was increased to $685 per vessel per day from $548 per vessel per day (2012 and 2011: $548 per vessel per day) for technical management.
(4)	These transactions represent the expense due to SCM for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement (see description below). Each vessel pays a commission of 1.25% of their gross revenue when not in the Pools. When our vessels are in the Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our Panamax/LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. These are the same fees that SCM charges other vessels in these pools, including third party owned vessels, and they are and were included in voyage expenses in the consolidated statement of income or loss.
(5)	We have an Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group.

Our Commercial Management Agreement with SCM includes a daily flat fee charged payable to SCM for the vessels that are not in one of the pools managed by SCM. The flat fee is $250 per day for Panamaxes/LR1 and LR2 vessels and $300 per day for Handymax and MR vessels.

•	The expense for the year ended December 31, 2013 of $1.9 million included the flat fee of $0.3 million charged by SCM and administrative fees of $1.6 million charged by SSH and were included in voyage expenses and general and administrative expenses in the consolidated statement of income or loss.
•	The expense for the year ended December 31, 2012 of $1.9 million included the flat fee of $0.7 charged by SCM, and administrative fees of $1.2 million charged by SSH and were both included in voyage expenses and general and administrative expenses in the consolidated statement of income or loss.
•	The expense for the year ended December 31, 2011 of $1.9 million included the flat fee of $0.3 charged by SCM, and administrative fees of $1.7 million charged by SSH and were both included in general and administrative expenses in the consolidated statement of income or loss.
(6)	The Administrative Services Agreement with SSH includes a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. These fees are capitalized as part of the carrying value of the related vessel for a vessel purchase and are included as part of the gain or loss on sale for a vessel disposal. During the year ended December 31, 2013, we paid SSH an aggregate fee of $9.1 million, which consisted of $2.5 million related to the purchase and delivery of seven newbuilding vessels in 2013 and $6.6 million on the purchase and subsequent sale of our VLGC business to Dorian. During the year ended December 31, 2012, we paid SSH an aggregate fee of $2.4 million, which consisted of $0.5 million on the sales of three Handymax vessels and $1.9 million on the purchase and delivery of our first five newbuilding vessels. In the year ended December 31, 2011, we paid SSH an aggregate fee of $0.7 million in May 2011 for the purchase of two MRs.

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of US dollars	2013	2012
Assets:
Accounts receivable (due from the Pools)	$68,512	$33,271
Accounts receivable (SCM)	8	—

Liabilities:
Accounts payable (owed to the Pools)	95	59
Accounts payable (SSM)	1	70
Accounts payable (SCM)	—	146

In 2011, we also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. $0.2 million and $0.1 million were charged under this agreement during the years ended December 31, 2013 and December 31, 2012, respectively. No amounts were charged under this agreement during the year ended December 31, 2011.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

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

Dividend Policy

The declaration and payment of dividends is subject at all times to the discretion of our board of directors. The timing and amount of dividends, if any, depends on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

In addition, since we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries’ distributing to us their earnings and cash flow.

During the period from our initial public offering in April 2010 through April 2013, we did not declare or pay any dividends to our shareholders. For the year ended December 31, 2013, we paid aggregate dividends to our shareholders in the amount of $24.4 million. We have paid the following dividends per share in respect of the periods set forth below:

Payment Date	Amount per Share
June 25, 2013	$0.025
September 25, 2013	$0.035
December 18, 2013	$0.070
March 26, 2014	$0.080

B. Significant Changes.

There have been no significant changes since the date of the annual consolidated financial statements included in this report, other than as described in Note 22-Subsequent Events to our consolidated financial statements included herein.

ITEM 9. OFFER AND THE LISTING

A. Offer and Listing Details.

Since our initial public offering, our shares of common stock have traded on the NYSE under the symbol “STNG”. The high and low market prices for our shares of common stock on the NYSE are presented for the periods listed below:

For the Year Ended	High	Low
December 31, 2010*	$$13.01	$$9.50
December 31, 2011	12.18	4.28
December 31, 2012	7.50	4.93
December 31, 2013	12.48	6.92
* For the period beginning March 31, 2010

For the Quarter Ended:	High	Low
March 31, 2012	7.50	4.93
June 30, 2012	7.50	5.14
September 30, 2012	6.88	5.14
December 31, 2012	7.14	5.19
March 31, 2013	8.94	6.92
June 30, 2013	9.60	7.55
September 30, 2013	10.51	8.87
December 31, 2013	12.48	9.37
March 31, 2014 (through and including March 28, 2014)	11.91	9.00

Most Recent Six Months:	High	Low
September 2013	$10.28	$9.38
October 2013	12.03	9.37
November 2013	12.48	11.26
December 2013	12.17	10.62
January 2014	11.91	9.87
February 2014	10.29	9.00
March 2014 (through and including March 28, 2014)	10.69	9.47

B. Plan of Distribution

Not applicable

C. Markets.

The information set forth above, including the tabular information, under the heading “Offering and Listing Details” in incorporated herein.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital.

Not applicable.

B. Memorandum and Articles of Association.

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

Information regarding the rights, preferences and restrictions attaching to each class of our shares of common stock is described in the section entitled “Description of Capital Stock” in the accompanying prospectus to our Registration Statement on Form F-3 (Registration No. 333-186815) with an effective date of February 25, 2013, provided that since the date of such Registration Statement, our total issued and outstanding common shares has increased to 200,947,547 as of the date of this annual report.

C. Material contracts.

Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. We refer you to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of these agreements.

Other than as set forth above, there were no material contracts, other than contracts entered into in the ordinary course of business, to which we were a party during the two year period immediately preceding the date of this annual report.

D. Exchange controls.

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

For our 2013 taxable tax year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.

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

We believe that we currently satisfy the Publicly-Traded Test and intend to take this position on our United States federal income tax return for the 2013 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different United States federal income taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2013, a United States Holder would be required to file an annual report with the IRS for that year with respect to such Holder’s common shares.

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

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.

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

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

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

Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address: Scorpio Tankers Inc., 9, Boulevard Charles III Monaco 98000, +377-9898-5716.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes. We have six interest rate swaps which we entered into in August 2011 and went into effect on July 1, 2012 for an aggregate notional amount of $75.0 million, which was reduced to $66.0 million in September 2012 and further reduced to $45.0 million in March 2014. See Note 10 of the consolidated financial statements for further information. The fair market value of our interest rate swaps was a liability of $0.9 million and $1.4 million at December 31, 2013 and 2012, respectively.

Based on the floating rate debt at December 31, 2013, a one-percentage point increase in the floating interest rate would increase interest expense by $1.6 million per year. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of December 31,
		2015-	2017-
In thousands of U.S. dollars	2014	2016	2018	Thereafter
Principal payments floating rate debt (unhedged)	$7,169	$21,619	$79,371	$53,848
Principal payments fixed rate debt (hedged)	4,952	2,623	—	—
Total principal payments on outstanding debt	$12,121	$24,242	$79,371	$53,848

Spot Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. We currently do not have any vessels on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income / (loss) by $14.1 million and $7.2 million for the years ended December 31, 2013 and 2012, respectively.

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

None.

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

We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15e under the Securities Act of 1934) as of December 31, 2013. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2013 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting.

In accordance with Rule 13a-15(f) of the Securities Exchange Act of 1934, the management of Scorpio Tankers Inc. and its subsidiaries (the “Company”) is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2013 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 1992. Based on our assessment, management determined that the Company’s internal controls over financial reporting was effective as of December 31, 2013 based on the criteria in Internal Control—Integrated Framework issued by COSO (1992).

The Company’s internal control over financial reporting, at December 31, 2013, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. Their audit report on the effectiveness of internal control over financial reporting is presented in Item 18 Financial Statements.

C. Attestation Report of the Registered Public Accounting Firm.

The attestation report of the Registered Public Accounting Firm is presented on page F-2 of the Financial Statements filed as part of this annual report.

D. Changes in Internal Control Over Financial Reporting.

None

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Ademaro Lanzara, who serves on the Audit Committee, qualifies as an “audit committee financial expert” and that he is “independent” in accordance with SEC rules.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

A. Audit Fees

Our principal accountant for fiscal year ended December 31, 2013 was PricewaterhouseCoopers Audit (Marseille, France) and the audit fee for that period was $428,000. Our principal accountant for fiscal years ended December 31, 2012 and 2011 was Deloitte LLP (London, United Kingdom), and the audit fees for those periods were $434,247 and $380,174, respectively.

During 2013, our principal accountant, PricewaterhouseCoopers Audit, provided services related to follow-on offerings that were completed in May 2013 and August 2013 and two transactions related to issuance of shares for the acquisitions of vessels. The fees for these services were $38,500, $39,328 and $30,000, respectively.

During 2012, our principal accountant, Deloitte LLP, provided services related to an SEC comment letter review and follow-on offerings that were completed in April and December 2012. The fees for these services were $38,743, $80,675 and $97,128, respectively. During 2011, our principal accountant, Deloitte LLP provided services related to our F-3 shelf registration and follow-on offerings that were completed on May 10, 2011, May 18, 2011 and December 6, 2011, respectively. The fees for these services were $28,982, $72,896 and $86,206, respectively.

During 2013, Deloitte LLP, provided services related to follow-on offerings that were completed in January, March, May and July 2013. The fees for these services were $47,049, $76,160, $60,284 and $23,274, respectively.

B. Audit-Related Fees

Our principal accountant for the fiscal year ended December 31, 2013, PricewaterhouseCoopers Audit, provided services related to Sarbanes-Oxley compliance for the fiscal year ended December 31, 2012. The fees for these services during that year were $150,900.

C. Tax Fees

None.

D. All Other Fees

None

E. Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

F. Audit Work Performed by Other Than Principal Accountant if Greater Than 50%

Not applicable.

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

On July 9, 2010, the board of directors authorized a share buyback program of $20 million. We repurchase these shares in the open market at the time and prices that we consider to be appropriate. During the year ended December 31, 2013, no shares were purchased under the program. As of the date of this report, 1,170,987 shares have been purchased under the plan at an average price of $6.7793 per share.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 2, 2013, our board of directors, upon recommendation of our audit committee, appointed PricewaterhouseCoopers Audit as our independent auditor for the fiscal year ending December 31, 2013, replacing Deloitte LLP, or Deloitte. On May 30, 2013, at our annual general meeting of shareholders, our shareholders passed a resolution ratifying such appointment. The Company dismissed Deloitte as its independent auditor effective April 2, 2013.

The information required to be disclosed pursuant to this Item 16F was previously reported on Form 6-K, filed with the SEC on April 8, 2013.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The financial information required by this Item is set forth on pages F-1 to F-52 and is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated Bylaws of the Company (3)
2.1	Form of Stock Certificate (1)
2.3	Form of Senior Debt Securities Indenture (5)
2.4	Form of Subordinated Debt Securities Indenture (5)
4.1	Amended and Restated Loan Agreement for $150 Million Revolving Credit Facility, dated July 12, 2011 (6)
4.2	Letter Agreement to July 12, 2011 Amended and Restated Loan Agreement, dated September 22, 2011(6)
4.3	First Amendatory Agreement to July 12, 2011 Amended and Restated Loan Agreement, dated December 22, 2011 (6)
4.4	2010 Equity Incentive Plan (3)
4.5	2013 Amended and Restated Equity Incentive Plan
4.6	Administrative Services Agreement between the Company and Liberty Holding Company Ltd. (2)
4.7	Master Agreement between the Company, SSM and SCM dated January 24, 2013 (7)
4.8	STI Spirit Credit Facility, dated March 9, 2011 (4)
4.9	Letter Agreement to STI Spirit Credit Facility, dated September 28, 2011 (6)
4.10	First Amendatory Agreement to STI Spirit Credit Facility, dated December 30, 2011 (6)
4.11	2011 Credit Facility, dated May 3, 2011 (6)
4.12	Letter Agreement to 2011 Credit Facility, dated September 22, 2011 (6)
4.13	First Amendatory Agreement to 2011 Credit Facility, dated June 27, 2011 (6)
4.14	Second Amendatory Agreement to 2011 Credit Facility, dated December 22, 2011 (6)
4.15	Newbuilding Credit Facility, dated December 21, 2011 (6)
4.16	2013 Credit Facility, dated July 2, 2013
4.17	KEXIM Credit Facility, dated February 28, 2014
4.18	K-Sure Credit Facility, dated February 24, 2014
8.1	Subsidiaries of the Company
11.1	Code of Ethics (7)
11.2	Whistleblower Policy
11.3	Whistleblower Policy - Environmental
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers Audit
15.2	Consent of Independent Registered Public Accounting Firm, Deloitte LLP
15.3	Consent of Drewry Shipping Consultants, Ltd.

(1)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 1) (File No. 333-164940) on March 10, 2010.

(2)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010.

(3)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on June 29, 2010.

(4)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on April 21, 2011.

(5)	Filed as an Exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-173929) on May 4, 2011.

(6)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F on April 13, 2012, as amended.

(7)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F on March 29, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated March 31, 2014

Scorpio Tankers Inc.
(Registrant)

/s/ Emanuele Lauro
Emanuele Lauro
Chief Executive Officer

SCORPIO TANKERS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income or loss, statement of comprehensive income or loss, statement of changes in shareholders’ equity and cashflow statement present fairly, in all material respects, the financial position of Scorpio Tankers Inc. and its subsidiaries at December 31, 2013, and the results of their operations and their cash flows for the year ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013 based on criteria established in Internal Control - Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers Audit

Monaco, Principality of Monaco

March 31, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Majuro, Marshall Island

We have audited the accompanying consolidated balance sheet of Scorpio Tankers Inc. and subsidiaries (the “Company”) as of December 31, 2012 and the related consolidated statements of profit or loss, consolidated statements of comprehensive loss or income, consolidated statements of changes in shareholders’ equity, and consolidated cash flow statements for the years ended December 31, 2012 and December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Scorpio Tankers Inc. and subsidiaries as of December 31, 2012 and the results of their operations and their cash flows for years ended December 31, 2012 and December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ DELOITTE LLP

London, United Kingdom

March 28, 2013

Scorpio Tankers Inc. and Subsidiaries

Consolidated Balance Sheets
December 31, 2013 and 2012

		As of
In thousands of U.S. dollars	Notes	December 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	2	$78,845	$87,165
Accounts receivable	3	72,542	36,438
Prepaid expenses and other current assets		2,277	956
Inventories		2,857	2,169
Vessels held for sale	4	82,649	—
Total current assets		239,170	126,728
Non-current assets
Vessels and drydock	4	530,270	395,412
Vessels under construction	4	649,526	50,251
Other assets	6	17,907	889
Investment in associate	7	209,803	—
Total non-current assets		1,407,506	446,552
Total assets		$1,646,676	$573,280

Current liabilities
Bank loans	9	10,453	7,475
Accounts payable	8	20,696	11,387
Accrued expenses		7,251	3,057
Derivative financial instruments	10	689	844
Bank loan related to vessels held for sale	9	21,397	—
Total current liabilities		60,486	22,763
Non-current liabilities
Bank loans	9	135,279	134,984
Derivative financial instruments	10	188	743
Total non-current liabilities		135,467	135,727
Total liabilities		195,953	158,490

Shareholders’ equity
Issued, authorized and fully paid in share capital:
Share capital	12	1,999	650
Additional paid in capital	12	1,536,945	519,493
Treasury shares		(7,938)	(7,938)
Hedging reserve	10	(212)	(329)
Accumulated deficit		(80,071)	(97,086)
Total shareholders’ equity		1,450,723	414,790
Total liabilities and shareholders’ equity		$1,646,676	$573,280

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated Statements of Income or Loss

For the years ended December 31, 2013, 2012 and 2011

		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	Notes	2013	2012	2011
Revenue
Vessel revenue	14	$207,580	$115,381	$82,110

Operating expenses
Vessel operating costs		(40,204)	(30,353)	(31,370)
Voyage expenses		(4,846)	(21,744)	(6,881)
Charterhire	15	(115,543)	(43,701)	(22,750)
Impairment	5	—	—	(66,611)
Depreciation	4	(23,595)	(14,818)	(18,460)
General and administrative expenses	16	(25,788)	(11,536)	(11,637)
Write down of vessels held for sale and loss from sales of vessels	4	(21,187)	(10,404)	—
Gain on sale of VLGCs	7	41,375	—	—
Total operating expenses		(189,788)	(132,556)	(157,709)
Operating income / (loss)		17,792	(17,175)	(75,599)
Other (expense) and income, net
Financial expenses	17	(2,705)	(8,512)	(7,060)
Realized gain/(loss) on derivative financial instruments	10	3	443	—
Unrealized gain/(loss) on derivative financial instruments	10	567	(1,231)	—
Financial income		1,147	35	51
Share of profit from associate	7	369	—	—
Other expenses, net		(158)	(97)	(119)
Total other income/(expense), net		(777)	(9,362)	(7,128)
Net income / (loss)		$17,015	$(26,537)	$(82,727)

Attributable to:
Equity holders of the parent		$17,015	$(26,537)	$(82,727)

Earnings / (loss) per share

Basic	19	$0.12	$(0.64)	$(2.88)
Diluted	19	$0.11	$(0.64)	$(2.88)
Basic weighted average shares outstanding	19	146,504,055	41,413,339	28,704,876
Diluted weighted average shares outstanding	19	148,339,378	41,413,339	28,704,876

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income or Loss
For the years ended December 2013, 2012 and 2011

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2013	2012	2011
Net income / (loss)		$17,015	$(26,537)	$(82,727)
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss
Cash flow hedges
Unrealized gain/(loss) on derivative financial instruments	10	117	(904)	(701)
Reclassification adjustment for derivative financial instruments included in net loss	10	—	1,276	—
Other comprehensive income / (loss)		117	372	(701)

Total comprehensive income / (loss)		$17,132	$(26,165)	$(83,428)

Attributable to:
Equity holders of the parent		$17,132	$(26,165)	$(83,428)

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2013, 2012 and 2011

In thousands of U.S. dollars	Number of shares	Share	Additional paid-in	Treasury	Merger	Accumulated	Hedging
except share data	outstanding	capital	capital	shares	reserve	deficit	reserve	Total

Balance as of January 1, 2011	24,634,913	$249	$255,004	(2,647)	$13,292	$(1,114)	$0	$264,784
Net loss for the period	—	—	—	—	—	(82,727)	—	(82,727)
Other comprehensive loss	—	—	—	—	—	—	(701)	(701)
Net proceeds from follow on offerings	13,900,000	139	104,847	—	—	—	—	104,986
Issuance of restricted stock	290,000	3	(3)	—	—	—	—	—
Amortization of restricted stock	—	—	3,362	—	—	—	—	3,362
Purchase of treasury shares	(479,519)	—	—	(2,851)	—	—	—	(2,851)
Transfer to/ (from) reserves	—	—	—	—	(13,292)	13,292	—	—
Balance as of December 31, 2011	38,345,394	$391	$363,210	$(5,498)	$0	$(70,549)	$(701)	$286,853

Balance as of January 1, 2012	38,345,394	$391	$363,210	$(5,498)	$0	$(70,549)	$(701)	$286,853
Net loss for the period	—	—	—	—	—	(26,537)	—	(26,537)
Other comprehensive income	—	—	—	—	—	—	372	372
Net proceeds from follow on offerings	25,639,774	256	152,796	—	—	—	—	153,052
Issuance of restricted stock	290,000	3	(3)	—	—	—	—	—
Amortization of restricted stock	—	—	3,490	—	—	—	—	3,490
Purchase of treasury shares	(447,322)	—	—	(2,440)	—	—	—	(2,440)
Balance as of December 31, 2012	63,827,846	$650	$519,493	$(7,938)	$0	$(97,086)	$(329)	$414,790

Balance as of January 1, 2013	63,827,846	$650	$519,493	$(7,938)	$0	$(97,086)	$(329)	$414,790
Net income for the period	—	—	—	—	—	17,015	—	17,015
Other comprehensive income	—	—	—	—	—	—	117	117
Net proceeds from follow on offerings	118,828,578	1,188	946,774	—	—	—	—	947,962
Issuance of restricted stock	8,999,998	90	(90)	—	—	—	—	—
Amortization of restricted stock	—	—	13,142	—	—	—	—	13,142
Dividends paid	—	—	(24,353)	—	—	—	—	(24,353)
Shares issued for acquisition of vessels	7,135,080	71	81,979	—	—	—		82,050
Balance as of December 31, 2013	198,791,502	$1,999	$1,536,945	$(7,938)	$0	$(80,071)	$(212)	$1,450,723

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Consolidated Cash Flow Statements

For the years ended December 31, 2013, 2012 and 2011

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2013	2012	2011
Operating activities
Net income / (loss)		$17,015	$(26,537)	$(82,727)
Gain on sale of VLGCs	7	(41,375)	—	—
Write down of vessels held for sale and loss from sales of vessels	4	21,187	10,404	—
Depreciation	4	23,595	14,818	18,460
Impairment	5	—	—	66,611
Amortization of restricted stock		13,142	3,490	3,362
Amortization of deferred financing fees		332	4,093	986
Write off of vessel purchase options		—	—	126
Straight-line adjustment for charterhire expense		53	41	84
Share of profit from associate	7	(369)	—	—
Unrealized (gain) / loss on derivative financial instruments	10	(567)	1,231	—
		33,013	7,540	6,902
Changes in assets and liabilities:
Drydock payments		(1,469)	(1,702)	(2,516)
(Increase)/decrease in inventories		(687)	526	(1,410)
Increase in accounts receivable		(36,104)	(16,052)	(13,031)
(Increase)/decrease in prepaid expenses and other current assets		(823)	547	(1,075)
(Increase)/decrease in other assets		(1,849)	2,443	(1,374)
(Decrease)/increase in accounts payable		(2,021)	3,966	(954)
Increase in accrued expenses		4,285	804	1,006
		(38,668)	(9,468)	(19,354)
Net cash outflow from operating activities		(5,655)	(1,928)	(12,452)
Investing activities
Acquisition of vessels and payments for vessels under construction		(767,448)	(191,490)	(122,573)
Proceeds from disposal of vessels		—	101,335	—
VLGC installment payments		(83,070)	—	—
Investment in associate		(84,583)	—	—
Net cash outflow from investing activities		(935,101)	(90,155)	(122,573)
Financing activities
Bank loan repayment		(28,410)	(129,076)	(109,638)
Bank loan drawdown		52,050	124,172	115,308
Debt issuance costs		(14,693)	(3,293)	(4,134)
Gross proceeds from issuance of common stock		983,537	159,002	110,950
Equity issuance costs		(35,695)	(5,950)	(5,964)
Purchase of treasury shares		—	(2,440)	(2,851)
Dividends paid		(24,353)	—	—
Net cash inflow from financing activities		932,436	142,415	103,671
(Decrease)/increase in cash and cash equivalents		(8,320)	50,332	(31,354)
Cash and cash equivalents at January 1,		87,165	36,833	68,187
Cash and cash equivalents at December 31,		$78,845	$87,165	$36,833

Supplemental information:
Interest paid		$6,497	$6,618	$5,349

During the year ended December 31, 2013, we issued an aggregate of 7,135,080 common shares as partial consideration for the purchase of eight newbuilding MRs currently under construction in two separate transactions. These transactions are further described in Note 4.

Furthermore, as of December 31, 2013, 2012 and 2011, we accrued $15.0 million, $3.5 million and $9.4 million, respectively, for installment payments on our newbuilding vessels. These payments were made in January 2014, 2013 and 2012, respectively.

These items represent significant non-cash transactions incurred during the years ended December 31, 2013, 2012 and 2011.

The accompanying notes are an integral part of these consolidated financial statements

Notes to the consolidated financial statements

1.    General information and significant accounting policies

Company

Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products and crude oil in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering and the stock currently trades on the New York Stock Exchange under the symbol STNG.

Our owned fleet at December 31, 2013 consisted of 19 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, 12 MR tankers, and one post-Panamax tanker), 30 time chartered-in tankers (eight LR2, five LR1, eight MR and nine Handymax tankers), and 58 newbuilding product tankers and seven newbuilding Very Large Crude Carriers (‘VLCCs’) under construction. We also owned 30% of Dorian LPG Ltd (“Dorian”) at December 31, 2013. Dorian is a liquefied petroleum gas shipping company that owns three Very Large Gas Carriers (‘VLGCs’) and one pressurized gas carrier and has 19 VLGCs under construction.

Our vessels are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”), which is majority owned by the Lolli-Ghetti family of which, Emanuele Lauro, our Chairman and Chief Executive Officer is a member. SCM’s services include securing employment, in pools, in the spot market and on time charters.

Our vessels are technically managed by Scorpio Ship Management S.A.M. (“SSM”), which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

We also have an administrative services agreement with Scorpio Services Holding Ltd. (“SSH”), which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to SCM. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.

Basis of accounting

The consolidated financial statements incorporate the financial statements of Scorpio Tankers Inc. and its subsidiaries. The consolidated financial statements have been presented in United States dollars (USD or $), which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries and have been authorized for issue on March 31, 2014. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and on a historical cost basis, except for the revaluation of certain financial instruments.

All inter-company transactions, balances, income and expenses were eliminated on consolidation. During the year ended December 31, 2012, our revenue recognition policy with regards to voyage charter revenue was amended to the policy indicated below. This amendment did not have a material impact on each of vessel revenues, operating loss, and net loss as of and for the years ended December 31, 2013, December 31, 2012 and December 31, 2011.

Going concern

The financial statements have been prepared in accordance with the going concern basis of accounting as described further in the “Liquidity risk” section of Note 20.

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

Acquired time charter contracts

Acquired time charter contracts arise from the purchase of time charter contracts from third parties and are stated at cost at the date of acquisition, less accumulated amortization. When the time charter contract is acquired along with a vessel, the cost of the acquisition is determined based on the relative fair values of each element acquired. Amortization expense is recognized on a straight line basis over the useful life of the asset, which has been determined to be the remaining contract life at the date of acquisition. The useful life and amortization method are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense related to the assets is recognized as an offset to revenue.

Voyage expenses

  Voyage expenses, which primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters are expensed ratably over the estimated length of each voyage, which can be allocated between reporting periods based on the timing of the voyage. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Consistent with our revenue recognition for voyage charters, voyage expenses are calculated on a discharge-to-discharge basis. The procurement of these services is managed on our behalf by our commercial manager, SCM (see Note 13).

Vessel operating costs

Vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees, are expensed as incurred. The procurement of these services is managed on our behalf by our technical manager, SSM (see Note 13).

Earnings / (loss) per share

Basic earnings and loss per share is calculated by dividing the net income or loss attributable to equity holders of the common shares by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by adjusting the net income or loss attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share. In the years ended December 31, 2013, 2012 and 2011, there were dilutive items as a result of our restricted stock plan (see Note 12). During the years ended December 31, 2012 and 2011, we were in a loss making position, therefore there was no impact of these dilutive items on loss per share.

Charterhire expense

Charterhire expense is the amount we pay the owner for time chartered-in vessels.  The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, profit sharing or current market rates.  The vessel’s owner is responsible for crewing and other vessel operating costs.  Charterhire expense is recognized ratably over the charterhire period.

Operating leases

Costs in respect of operating leases are charged to the consolidated statement of income or loss on a straight line basis over the lease term.

Foreign currencies

The individual financial statements of Scorpio Tankers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is US dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in US dollars.

In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the US dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statement of income or loss. The amounts charged to the consolidated statements of income or loss during the years ended December 31, 2013, 2012 and 2011 were not material.

Segment reporting

During the years ended December 31, 2013, 2012 and 2011, we owned or chartered-in vessels spanning four different classes, Handymax, MR, Panamax/LR1, and Aframax/LR2, all of which earn revenues in the seaborne transportation of crude oil and refined petroleum products in the international shipping markets. Each vessel within its respective class qualifies as an operating segment under IFRS. However, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.

Segment results are evaluated based on reported profit or loss from each segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of our consolidated financial statements.

It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market.

Non-current assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.

Vessels under construction

As of December 31, 2013 and 2012, we had 65 and 11 vessels under construction, respectively. Vessels under construction are measured at cost and include costs incurred that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These costs include installment payments made to the shipyards, directly attributable financing costs, professional fees and other costs deemed directly attributable to the construction of the asset.

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

For an acquired or newly built vessel, a notional drydock is allocated from the vessel’s cost. The notional drydock cost is estimated by us, based on the expected costs related to the next drydock, which is based on experience and past history of similar vessels, and carried separately from the cost of the vessel. Subsequent drydocks are recorded at actual cost incurred. The drydock asset is depreciated on a straight-line basis to the next estimated drydock. The estimated amortization period for a drydock is based on the estimated period between drydocks. When the drydock expenditure is incurred prior to the expiry of the period, the remaining balance is expensed.

Impairment of vessels, drydock and vessels under construction

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

To the extent that variable rate borrowings are used to finance a qualifying asset and are hedged in an effective cash flow hedge of interest rate risk, the effective portion of the derivative is recognized in other comprehensive income and released to profit or loss when the qualifying asset impacts profit or loss. To the extent that fixed rate borrowings are used to finance a qualifying asset and are hedged in an effective fair value hedge of interest rate risk, the capitalized borrowing costs reflect the hedged interest rate.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in the consolidated statement of income or loss in the period in which they are incurred.

Equity method investments

We use the equity method to account for investments in associates over which we otherwise have significant influence (generally defined as investments in companies that correspond to holdings of between 20% and 50% of voting shares). Under the equity method, the investment is initially recognized at cost, and this amount will be adjusted in each subsequent period for the Company’s share of profit or loss (adjusted for any fair value adjustments made upon initial recognition) and reduced by any distributions received. The Group’s investment in associate includes goodwill identified on acquisition, if applicable.

We consider investments in associates for impairment testing whenever there is a quoted share price and when this has a fair value less than the carrying value per share for the investment. For unquoted investments in associated companies recent financial information is taken into account to assess whether impairment testing is necessary. In a situation in which, based on the quoted share price, the fair value less cost to sell is considered to be below the carrying amount, the value in use is determined in order to test the investment for impairment. If the value in use is also below the carrying amount an impairment loss is recognized for the difference between carrying amount and the higher of “value in use” or “fair value less costs to sell”.

In November 2013, we acquired 30% of the outstanding shares of Dorian LPG Ltd. in exchange for the contribution of our VLGC business, which included 11 VLGC newbuilding contracts together with a cash payment of $1.9 million. Additionally, in November 2013, we purchased 24,121,621 new shares of Dorian’s common stock as part of a private placement of shares for total consideration of $75.0 million. As of December 31, 2013, we owned 64,073,744 shares, or approximately 30% of Dorian’s outstanding shares at that date. Given our ownership percentage, we have determined that we have significant influence over Dorian’s financial and operating policy decisions and are therefore accounting for our investment under the equity method. See Note 7 for a further description of this investment.

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

Our derivative financial instruments for the years ended December 31, 2013, 2012 and 2011 consisted of interest rate swaps and profit or loss sharing arrangements on time-chartered in vessels with third parties. See Notes 10 to the consolidated financial statements for further description.

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

Derivative financial instruments are initially recognized in the balance sheet at fair value at the date the derivative contract is entered into and are subsequently measured at their fair value as other assets or other liabilities, respectively. Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in other comprehensive income and classified as ‘hedging reserves’. Changes in fair value of a portion of a hedge deemed to be ineffective are recognized in net income or loss. Hedge effectiveness is measured quarterly.

Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the statement of income or loss as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

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

For the years ended December 31, 2013, 2012, and 2011 we were party to derivative financial instruments to manage our exposure to interest rate fluctuations. In August 2011, we entered into six interest rate swap agreements to manage interest costs and the risk associated with changing interest rates on our 2011 Credit Facility and 2010 Revolving Credit Facility. The swaps relating to the 2011 Credit Facility were designated and accounted for as cash flow hedges as of December 31, 2013. The swaps relating to the 2010 Credit Facility were de-designated at December 31, 2012.

In conjunction with the sales of STI Diamond and STI Coral in August and September 2012, respectively, we reduced the notional amount on the interest rate swaps relating to the 2011 Credit Facility to $15.0 million from $24.0 million in aggregate.

In December 2012, we voluntarily repaid $50.0 million into our 2010 Revolving Credit Facility. After the payment, the debt outstanding under the 2010 Credit Facility was less than the total notional amount of the three interest rate swaps related to the facility of $51.0 million. As such, the swaps relating to the 2010 Revolving Credit Facility no longer met the criteria for hedge accounting, and we therefore de-designated the hedge relationship prospectively and reclassified all amounts accumulated in other comprehensive loss ($1.0 million) for the 2010 Revolving Credit Facility to the statement of income or loss as of December 31, 2012.

Equity instruments

An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.

We had 198,791,502 registered shares authorized and issued with a par value of $0.01 per share at December 31, 2013. These shares provide the holders with the same rights to dividends and voting rights.

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

Restricted stock

The restricted stock awards granted to our employees and directors as described in Note 12 contain only service conditions and are classified as equity settled. Accordingly, the fair value of our restricted stock awards was calculated by multiplying the average of the high and low share price on the grant date and the number of restricted stock shares granted that are expected to vest.  In accordance with IFRS 2 “Share Based Payment,” the share price at the grant date serves as a proxy for the fair value of services to be provided by the employees and directors under the plan.

Compensation expense related to the awards is recognized ratably over the vesting period, based on our estimate of the number of awards that will eventually vest. The vesting period is the period during which an employee or director is required to provide service in exchange for an award and is updated at each balance sheet date to reflect any revisions in estimates of the number of awards expected to vest as a result of the effect of service vesting conditions. The impact of the revision of the original estimate, if any, is recognized in the profit or loss statement such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

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

We generated revenue from spot voyages during the years ended December 31, 2013, 2012 and 2011. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

Vessel impairment

We evaluate the carrying amounts of our vessels and vessels under construction to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

  Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing the fair value less cost to sell of the vessel, we obtain vessel valuations for our operating vessels from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. We generally do not obtain vessel valuations for vessels under construction. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.

For the period ended December 31, 2013, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we compared the carrying amount of our vessels to their fair values less costs to sell (determined by taking into consideration two independent broker valuations). If the carrying amount of our vessels was greater than the fair values less costs to sell, we prepared a value in use calculation where we estimated the vessel’s future cash flows based on a combination of the latest, published, forecast time charter rates for the next three years, a steady growth rate in freight rates in each period thereafter which is based on management’s long-term view of the market, and our best estimate of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value, using an estimated weighted average cost of capital of 8.45%.

At December 31, 2013, we had 19 vessels in our fleet and 65 vessels under construction:

•	Four vessels were held for sale and written down to their fair value less costs to sell (see Note 4).
•	Eight vessels had fair values less costs to sell in excess of their carrying amount.
•	Seven vessels had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each these vessels which resulted in no impairment being recognized.
•	Two vessels under construction (that were delivered in January 2014) had fair values less costs to sell exceeding their carrying amount.
•	We did not obtain independent broker valuations for the remaining 63 vessels under construction. To assess their carrying values, we prepared value in use calculations which resulted in no impairment indicators.

Vessel lives and residual value

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rate average at the balance sheet date.

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

Deferred drydock cost

We recognize drydock costs as a separate component of each vessel’s carrying amount and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs.

Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2013

Standards and interpretations adopted during the period

•	IFRS 10 – Consolidated Financial Statements
•	IFRS 11 – Joint arrangements
•	IFRS 12 – Disclosure of interests in other entities
•	Amendment to IAS 27 – Separate financial statements
•	Amendment to IAS 28 – Associates and joint ventures
•	Amendments to IFRS 10, 11, 12 – Transition guidance
•	IFRS 13 – Fair value measurement
•	Amendment to IAS 1 – Presentation of financial statements
•	Amendment to IAS 19 – Employee benefits
•	IFRS 7 – Financial instruments – Disclosures on offsetting
•	Amendment to IAS 32 – Financial instruments: presentation
•	IFRIC 20 – Stripping costs in the production phase of a surface mine
•	Annual improvement 2011

The adoption of these standards did not have a material impact on these consolidated financial statements.

Standards and Interpretations in issue not yet adopted

At the date of authorization of these consolidated financial statements, the following Standards and Interpretations which have not been applied in these consolidated financial statements were in issue but not yet effective:

•	IFRS 9 – Financial Instruments
•	IFRIC 21 - Levies
•	Amendment to IAS 32, ‘Financial instruments: Presentation’ – Offsetting financial assets and liabilities
•	Amendments to IAS 36 – Impairment of Assets
•	Amendments to IAS 39 – Financial Instruments

We do not expect that the adoption of these standards in future periods will have a material impact on our financial statements.

2.	Cash and cash equivalents
	At December 31,
In thousands of U.S. dollars	2013	2012
Cash at banks	$53,652	$87,023
Deposits (1)	25,035	—
Cash on vessels	158	142
	$78,845	$87,165
(1)	Represents bank deposits with original maturities of three months or less.
3.	Accounts receivable

	At December 31,
In thousands of US dollars	2013	2012
Scorpio MR Pool Limited	$28,282	$12,010
Scorpio LR2 Pool Limited	21,110	3,244
Scorpio Panamax Tanker Pool Limited	12,578	11,289
Scorpio Handymax Tanker Pool Limited	6,542	6,369
Freight receivables	1,212	2,192
Insurance receivables	345	191
Other receivables	2,473	1,143
	$72,542	$36,438

Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Panamax Tanker Pool Limited and Scorpio Handymax Tanker Pool Limited are related parties, as described in Note 13. The increase in accounts receivable due from all of the pools was driven by the overall increase in our operating fleet to 38.8 vessels from 20.0 vessels for the years ended December 31, 2013 and 2012, respectively.

Freight receivables primarily represent amounts collectible from customers for our vessels operating in the spot market.

Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.

We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. At December 31, 2013 and December 31, 2012, no material receivable balances were either past due or impaired.

4.	Vessels

Operating vessels and drydock

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2013	$500,696	$10,924	$511,620
Additions (1)	256,858	5,433	262,291
Transfer to vessels held for sale (2)	(190,971)	(4,255)	(195,226)
As of December 31, 2013	566,583	12,102	578,685

Accumulated depreciation and impairment
As of January 1, 2013	(112,575)	(3,634)	(116,209)
Charge for the period	(20,401)	(3,194)	(23,595)
Write-offs of vessels held for sale (3)	(20,367)	(821)	(21,188)
Transfer to vessels held for sale (2)	108,322	4,255	112,577
As of December 31, 2013	(45,021)	(3,394)	(48,415)
Net book value
As of December 31, 2013	$521,562	$8,708	$530,270

Cost
As of January 1, 2012	$450,658	$7,137	$457,795
Additions (4)	192,413	6,619	199,032
Disposals (5)	(142,375)	(2,023)	(144,398)
Write-offs (6)	—	(809)	(809)
As of December 31, 2012	500,696	10,924	511,620

Accumulated depreciation and impairment
As of January 1, 2012	(132,019)	(3,319)	(135,338)
Charge for the period	(12,595)	(2,038)	(14,634)
Disposals (5)	32,039	1,098	33,137
Write-offs (6)	—	625	625
As of December 31, 2012	(112,575)	(3,634)	(116,209)
Net book value
As of December 31, 2012	$388,121	$7,291	$395,412

(1)	Additions in 2013 primarily relate to the deliveries of seven newbuilding vessels and corresponding calculations of notional drydock on these vessels.
(2)	Represents the reclassification of the net book value of Noemi, Senatore, Venice and STI Spirit from “Vessels” to “Vessels Held for Sale” at December 31, 2013. See Note 22 for further description of the sales of Noemi, Senatore and STI Spirit in 2014.
(3)	Represents the write-off to remeasure Noemi, Senatore, Venice and STI Spirit at the lower of their carrying amount and fair value less costs to sell due to their designation as ‘held for sale’ at December 31, 2013.
(4)	Additions in 2012 relate to (i) the delivery of the first five vessels under our Newbuilding Program and corresponding calculation of notional drydock on these vessels and (ii) $2.9 million of drydock costs for STI Spirit and STI Heritage.
(5)	Represents the write-off of the net book value of STI Conqueror, STI Gladiator, STI Matador, STI Diamond and STI Coral which were sold in 2012.
(6)	Represents the write-off of the net book value of drydock costs for STI Spirit of $0.2 million, which was drydocked in November 2012.

Newbuilding vessel deliveries

We took delivery of the following vessels during the year ended December 31, 2013 resulting in the reclassification of $262.1 million from Vessels under construction to Vessels:

Vessel name	Vessel type	Date delivered
STI Sapphire	MR	January 2013
STI Emerald	MR	March 2013
STI Beryl	MR	April 2013
STI Le Rocher	MR	July 2013
STI Larvotto	MR	July 2013
STI Fontvieille	MR	August 2013
STI Ville	MR	September 2013

Vessels Held for Sale

In December 2013, we designated Noemi, Senatore, Venice and STI Spirit as held for sale. As part of this designation, we recorded a $21.2 million write-down to remeasure these vessels at the lower of their carrying amount and fair value less costs to sell. Their revised carrying amount of $82.6 million was then reclassified from ‘Vessels’ to ‘Vessels Held for Sale’ on the consolidated balance sheet as of December 31, 2013. Noemi, Senatore, and Venice were held as collateral under the 2010 Revolving Credit Facility as of December 31, 2013. No amounts were due under this facility as of that date. STI Spirit was held as collateral under the STI Spirit Credit facility as of December 31, 2013. All amounts due under this facility have been classified as current as of that date.

Vessels under construction

In January 2013, we reached an agreement with Hyundai Mipo Dockyard Co. Ltd of South Korea (“HMD”) for the construction of two MR product tankers for $32.5 million each. These vessels are scheduled to be delivered in May and June 2014.

In February 2013, we reached an agreement with HMD for the construction of four MR product tankers for $33.0 million each and six Handymax ice class-1A product tankers for $31.3 million each. Two of the MR’s are scheduled to be delivered in the second quarter of 2014 with the third and fourth MR’s scheduled to be delivered in the third and fourth quarters of 2014, respectively. The six Handymax vessels are scheduled to be delivered in the second and third quarters of 2014.

 In February 2013, we reached an agreement with SPP Shipbuilding Co. Ltd of South Korea, (“SPP”) for the construction of four MR product tankers for $32.5 million each. These vessels are scheduled to be delivered in the third and fourth quarters of 2014.

 In March 2013, we reached an agreement with Hyundai Samho Heavy Industries Co. Ltd., (“HSHI”) for the construction of six LR2 product tankers for $50.5 million each. These vessels are scheduled to be delivered in the third and fourth quarters of 2014.

 In March 2013, we reached an agreement with Daewoo Shipbuilding & Marine Engineering Co., Ltd (“DSME”) for the construction of two LR2 product tankers for $49.5 million each. These vessels are expected to be delivered in the fourth quarter of 2014.

In April 2013, we reached an agreement with HMD for the construction of two Handymax ice class-1A vessels for $31.5 million each. These vessels are scheduled to be delivered in the third quarter of 2014.

In April 2013, we reached an agreement with an unaffiliated third party for the purchase of four MR product tankers currently under construction at HMD for $36.5 million each. The transaction was completed by novating the existing shipbuilding agreements. These vessels were delivered in the third quarter of 2013.

In May 2013, we reached an agreement with HMD to construct four Handymax ice class-1A product tankers for $31.6 million each. These vessels are scheduled to be delivered in the third quarter of 2014.

In May 2013, we reached an agreement with SPP to construct four MR product tankers for $33.0 million each. These vessels are scheduled to be delivered in the first and second quarters of 2015.

In May 2013, we reached agreements to construct four LR2 product tankers for $50.5 million each, consisting of two at HSHI and two at DSME. These vessels are scheduled to be delivered in the first and second quarters of 2015.

In July and August 2013 we reached agreements to construct nine Very Large Gas Carriers (“VLGCs”) for $75.6 million each with HSHI and DSME with deliveries scheduled in 2015.

In August 2013, we reached an agreement with HMD to construct four product tankers consisting of two MR product tankers for $35.0 million each and two Handymax ice class-1A product tankers for $32.0 million each. The MR tankers are scheduled to be delivered in the second quarter of 2015 and the Handymax ice class-1A tankers are scheduled to be delivered in the fourth quarter of 2014.

In October 2013, we reached an agreement with HSHI to construct two VLGCs for $75.0 million each with first quarter of 2016 deliveries.

In November 2013, we contributed our VLGC business, which included 11 VLGC newbuilding contracts, options to purchase two additional VLGCs and a cash payment of $1.9 million (together our “initial investment”) to Dorian LPG Ltd. (“Dorian”) in exchange for newly issued shares representing 30% of Dorian’s outstanding shares immediately following the transaction. See Note 7 for a description of this transaction.

In November 2013, we issued 3,611,809 shares in exchange for the transfer of ownership to the Company of four MR product tankers currently under construction in South Korea with certain unaffiliated third parties for an aggregate purchase price of $150.2 million. 28% of the consideration for the vessels consisted of the newly issued common shares of the Company having a valuation based on the fair market value of the shares at the time of issuance. The new common shares were issued to Ceres, Valero and a group of institutional investors advised by J.P. Morgan Asset Management and the remainder of the purchase price is being paid to the shipyard from cash-on-hand and bank debt. The shares granted have registration rights and we issued a prospectus to facilitate selling them. One of these newbuildings was delivered in March 2014 and the remaining three are scheduled to be delivered in the second quarter of 2014.

The transaction also includes a time charter-out agreement for each of the four vessels for a fixed daily revenue amount at current market levels plus a profit sharing scheme whereby earnings in excess of the base time charter rate will be split between the Company and the charterer, Valero. The first vessel is currently time chartered-out for a 24 month period, and the remaining three will each be time chartered-out for 12 month periods. These time charter contracts have been valued at $1.1 million which has been recorded within other current and other non-current assets. They will begin amortization, on a straight line basis over the duration of the contract, upon delivery of each vessel.

In December 2013, we acquired contracts for the construction of four MR product tankers from unaffiliated third parties for a total purchase price of approximately $153.9 million. We paid $4.4 million in cash and issued 3,523,271 common shares, representing approximately 26% of the total purchase price, to affiliates of York Capital and the remaining amount of the total purchase price will be paid to the shipyard from cash on hand and bank debt when installment payments relating to these newbuildings become due. One vessel is expected to be delivered in the third quarter of 2014, one in the first quarter and two in the second quarter of 2015.

In December 2013, we reached agreements with DSME and HSHI for the construction of seven VLCCs for an aggregate purchase price of $662.2 million. One vessel is scheduled for delivery in the third quarter of 2015, two in the fourth quarter of 2015, two in the first quarter of 2016, one in the second quarter of 2016 and one in the third quarter of 2016. These contracts were sold for cash in March 2014 as further described in Note 22.

As of December 31, 2013, we had a total of 58 newbuilding product tanker orders with HMD, SPP, HSHI and DSME which include 32 MRs, 14 Handymax ice class-1A vessels and 12 LR2s for an aggregate purchase price of $2,154.1 million, of which $453.3 million was paid as of that date. Additionally, we had seven newbuilding VLCC orders with HSHI and DSME for an aggregate purchase price of $662.2 million, of which $89.9 million was paid as of December 31, 2013.

 A roll-forward of activity within Vessels under construction is as follows:

In thousands of US dollars
Balance as of January 1, 2012	$60,333
Installment payments and other capitalized expenses	182,016
Capitalized interest	3,221
Transferred to operating vessels and drydock	(195,319)
Balance as of December 31, 2012	$50,251

Installment payments and other capitalized expenses	856,959
Sale of VLGC business (1)	(83,070)
Value of common shares issued for vessel purchases (2)	81,114
Capitalized interest	6,379
Transferred to operating vessels and drydock	(262,107)
Balance as of December 31, 2013	$649,526

(1)	Represents installment payments on the 11 VLGC newbuilding contracts which were part of the transaction to sell our VLGC business to Dorian in exchange for newly issued shares representing 30% of the Dorian’s outstanding shares immediately following the transaction. See Note 7 for a description of this transaction.
(2)	Represents the consideration of newly issued common shares of (i) approximately 28% of the purchase price for four MRs currently under construction with first and second quarter 2014 deliveries; and (ii) approximately 26% of the purchase price for four MRs currently under construction with scheduled deliveries in the third quarter 2014, one in the first quarter and two in the second quarter of 2015. These shares were issued in the fourth quarter of 2013.

The following table is a timeline of future expected payments and dates for our vessels under construction as of December 31, 2013*:

Q1 2014	190.9	million**
Q2 2014	433.8	million
Q3 2014	431.4	million
Q4 2014	310.9	million
Q1 2015	205.5	million
Q2 2015	205.9	million
Q3 2015	80.3	million
Q4 2015	103.5	million
Q1 2016	105.1	million
Q2 2016	56.7	million
Q3 2016	56.7	million
Total	$2,180.7	million

*These are estimates only and are subject to change as construction progresses.

**As of the date of this report, all first quarter 2014 installment payments have been paid.

Capitalized interest

In accordance with IAS 23 “Borrowing Costs”, applicable interest costs are capitalized during the period that vessels are under construction. For the years ended December 31, 2013 and 2012, we capitalized interest expense for the vessels under construction of $6.4 million and $3.2 million, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 3.1%. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.

Collateral agreements

Noemi, Senatore, Venice, STI Harmony, STI Heritage, and STI Highlander with an aggregated net book value of $141.1 million as of December 31, 2013 were provided as collateral under a loan agreement dated June 2, 2010 and amended on July 13, 2011 (the “2010 Revolving Credit Facility,” See Note 9).

STI Onyx, STI Sapphire, STI Emerald and STI Beryl with an aggregated net book of $147.3 million as of December 31, 2013 were provided as collateral under a loan agreement dated May 3, 2011 and amended on July 20, 2012 (the “2011 Credit Facility,” See Note 9).

STI Spirit, with a net book value of $29.5 million as of December 31, 2013, was provided as collateral under a loan agreement dated March 9, 2011 (the “STI Spirit Credit Facility,” See Note 9).

STI Amber, STI Topaz, STI Ruby and STI Garnet, with an aggregated net book value of $148.7 million as of December 31, 2013 were provided as collateral under a loan agreement dated December 21, 2011 (the “Newbuilding Credit Facility,” See Note 11).

The vessels which collateralize the 2011 Credit Facility and 2010 Revolving Credit Facility also serve as collateral for the designated interest rate swap agreements (as described in Note 10), subordinated to the outstanding borrowings under each credit facility.

5.	Carrying values of vessels and vessels under construction

At each balance sheet date, we review the carrying amounts of vessels and related drydock costs to determine if there is any indication that those vessels and related drydock costs have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second hand product tankers, discounted projected vessel operating cash flows and the Company’s overall business plans.

At December 31, 2013, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we compared the carrying amount of our vessels to their fair values less costs to sell (determined by taking into consideration two independent broker valuations). If the carrying amount of our vessels was greater than the fair values less costs to sell, we prepared a value in use calculation where we estimated the vessel’s future cash flows based on a combination of the latest forecast, published time charter rates for the next three years, a steady growth rate in freight rates in which each period thereafter which is based on management’s long term view of the market, and our best estimate of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value using an estimated weighted average cost of capital of 8.45%. The results of these tests were as follows:

At December 31, 2013, we had 19 vessels in our fleet and 65 vessels under construction:

•	Four vessels were held for sale and written down to their fair value less costs to sell (see Note 4)
•	Eight vessels had fair values less costs to sell in excess of their carrying amount.
•	Seven vessels had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each these vessels which resulted in no impairment being recognized.

•	Two vessels under construction (that were delivered in January 2014) had fair values less costs to sell exceeding their carrying amount.
•	We did not obtain independent broker valuations for the remaining 63 vessels under construction. To assess their carrying values, we prepared value in use calculations which resulted in no impairment indicators.

At December 31, 2011, we determined fair value less estimated costs to sell for our vessels, taking into consideration three independent broker valuations for each vessel and adjusting for estimated disposal costs. Our estimate of fair value less costs to sell was then compared to each vessel’s respective carrying amount. The fair value less estimated costs to sell were lower than the carrying amount for all vessels indicating that an impairment might exist. We then performed a value in use calculation and the value in use calculations for all vessels were less than the fair value less estimated costs to sell and accordingly, the recoverable amount of all vessels was determined to be its fair valueless costs to sell. As a result, we recorded an impairment loss of $66.6 million to adjust the carrying amounts of our vessels to their fair value less estimated selling costs.

6.	Other non-current assets

	At December 31,
In thousands of US dollars	2013	2012
Capitalized loan fees (1)	$16,168	$530
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions(2)	1,207	359
Non-current portion of acquired time charter contracts (3)	532	—
	$17,907	$889

(1) Primarily represents upfront loan fees on our credit facilities being used to finance our newbuilding vessels. These are reclassified to Bank Loans when the tranche of the loan to which the newbuilding vessel relates is drawn.

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

(3) Represents the non-current portion of the value of time charter contracts acquired in November 2013 as part of the acquisition of four MRs in exchange for common shares. See Note 4 for further description.

7.	Investment in Associate

Investment in Dorian LPG Ltd.

In July and August 2013 we reached agreements to construct nine Very Large Gas Carriers (“VLGCs”) for $75.6 million each with HSHI and DSME with deliveries scheduled in 2015.

In October 2013, we reached an agreement with HSHI to construct two VLGCs for $75.0 million each with deliveries scheduled in the first quarter of 2016.

In November 2013, we contributed our VLGC business, which included 11 VLGC newbuilding contracts, options to purchase two additional VLGCs and a cash payment of $1.9 million (together our “initial investment”) to Dorian LPG Ltd. (“Dorian”) in exchange for newly issued shares representing 30% of Dorian’s outstanding shares immediately following the transaction. As of the closing date of the transaction, we paid $83.1 million in installment payments for the 11 VLGC contracts. Additionally, in November 2013, we purchased 24,121,621 new shares of Dorian’s common stock as part of a private placement of shares for total consideration of $75.0 million.

As of December 31, 2013, we owned 64,073,744, shares or approximately 30% of the outstanding shares of Dorian. Dorian’s shares are traded on the Norwegian Over the Counter Exchange (‘NOTC’) and closed at NOK 22.90 per share, or approximately $3.78 per share, on December 31, 2013. As part of the shareholder’s agreement, we are entitled to appoint one member to Dorian’s eight member board until we cease to beneficially own at least 10% of Dorian’s issued and outstanding common shares.

We have determined that we have significant influence over Dorian’s financial and operating policy decisions given our 30% ownership interest and limited board representation at December 31, 2013. We are therefore accounting for our investment under the equity method.

Accounting for the initial investment

A gain was recognized at the closing date for the difference between the book value of the assets contributed and the fair value of the consideration received minus costs to sell. The resultant gain of $41.4 million was calculated as the excess of the value of the 39,952,123 shares of Dorian on November 26, 2013, the closing date of the transaction, over the carrying value of our VLGC business, which included 11 VLGC contracts and options to purchase two additional newbuilding VLGCs, net of costs to sell. This calculation is set forth below:

In thousands of US dollars	Gain on sale of assets
Installment payments on 11 VLGCs made through November 26, 2013	$83,070
Additional cash and other capitalized costs	2,300	(1)
Selling costs	7,690	(2)
Total book value of assets contributed	93,060
Value of initial shares received at closing	134,435	(3)
Gain on sale	$41,375

In thousands of US dollars	Carrying value of initial investment
Value of initial shares received at closing	$134,435	(3)
Investment in private placement	75,000	(4)
Value of investment at November 26, 2013	209,435

(1)	Represents additional cash consideration and the contribution of certain capitalized costs that were incurred on these vessels under construction prior to closing.
(2)	Represents legal and advisory fees relating to the transaction, including commissions paid to SSH. See Note 13 for further description of these commissions.
(3)	The value of our initial investment was determined based on the closing price of Dorian on the NOTC at November 26, 2013 of NOK 20.5, using an NOK/USD exchange rate of 6.0923 NOK/USD at that date. See below for further discussion of our assessment of fair value.
(4)	We purchased 24,121,621 new shares of Dorian’s common stock as part of a private placement of shares for total consideration of $75.0 million in November 2013.

Fair value of the initial investment

Fair value has been based on published quoted prices on the NOTC, which we consider to be an active market particularly for shipping companies given the high level of interest and activity in shipping in that region. To assess the adequacy of this valuation, we performed a separate analysis of the fair market value of Dorian’s net assets, which considered recent, third party vessel valuations. This analysis confirmed our valuation of the shares received.

Our share of current period results

Dorian LPG Ltd. was incorporated on July 1, 2013, under the laws of the Republic of the Marshall Islands, and has a fiscal year end of March 31. The results included herein are derived from Dorian’s quarterly results as of December 31, 2013. Furthermore, Dorian prepares its financial statements in accordance with Generally Accepted Accounting Principles in the United States (‘US GAAP’). As such adjustments were made to convert our share of Dorian’s results from US GAAP to IFRS.

The following table depicts summarized financial information of Dorian and its predecessor companies for the fiscal year ended March 31, 2013 in addition to the unaudited financial information of Dorian for the three months ended December 31, 2013. The financial statements as of December 31, 2013 are then reconciled to our carrying value at that date.

			Adjustments
In thousands of US dollars	Predecessor companies for the year ended March 31, 2013 (1) (2)	Dorian LPG Ltd. for the three months ended December 31, 2013 (1)	Revaluation of initial interest to fair value	Impact of revaluation and conversion to IFRS(5)	Adjusted Dorian LPG Ltd. for the three months ended December 31, 2013
Revenue	$38,662	$13,800	$—	$—	$13,800
Operating income / (loss)	3,360	3,700	—	(48)	3,652
Net (loss) / income	(4,851)	5,243	—	(48)	5,195

STI’s share of net income	$—	$383	$—	$(14)	$369	(3)

			Adjustments
	Predecessor companies as of March 31, 2013 (1) (2)	Dorian LPG Ltd. as of December 31, 2013 (1)	Revaluation of initial interest to fair value (4)	Impact of revaluation and conversion to IFRS (5)	Adjusted Dorian LPG Ltd. as of December 31, 2013
Current assets	6,158	337,026	—	—	337,026
Non-current assets	188,290	413,054	103,391	(48)	516,397
Total assets	194,448	750,080	103,391	(48)	853,423

Current liabilities	31,601	22,166	—	—	22,166
Non-current liabilities	150,089	131,911	—	—	131,911
Total liabilities	181,690	154,077	—	—	154,077

Net assets	12,758	596,003	103,391	(48)	699,346

STI’s share of net assets	$0	$178,801	$31,017	$(14)	$209,803	(6)

(1)	Prepared in accordance with US GAAP.
(2)	The formation of Dorian consisted of the acquisition of four vessel owning entities on July 29, 2013 that were previously operating under separate ownership. As such, financial statements for the fiscal year ended March 31, 2013 are the combined financial statements of these four entities (‘Predecessor companies’).
(3)	We estimated our 30% share of Dorian’s net income for the 35 day period beginning with the closing date of November 26, 2013 and ending on December 31, 2013 by pro-rating Dorian’s results for quarter ending December 31, 2013 and adjusting for any material transactions occurring before or after the closing date.
(4)	Represents the step-up adjustment to revalue Dorian’s balance sheet to fair value as of the closing date of November 26, 2013. We mainly attributed this step up to Dorian’s fleet of vessels which was based on recent, third party, vessel valuations.
(5)	This represents the (i) excess depreciation calculated as a result of our stepped up basis and (ii) our conversion of depreciation expense from US GAAP to IFRS.
(6)	Calculated as 30% of Dorian’s adjusted net assets at December 31, 2013.

8.	Accounts payable

	At December 31,
In thousands of US dollars	2013	2012
Progress payments due for vessels under construction	$14,969	$3,500
Suppliers	5,631	7,612
Scorpio MR Pool Limited	63	—
Scorpio Handymax Tanker Pool Limited	32	59
Scorpio Ship Management	1	70
Scorpio Commercial Management	—	146
	$20,696	$11,387

The majority of accounts payable are settled with a cash payment within 90 days. No interested is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

9.	Bank loans

The following is a breakdown of the current and non-current portion of our bank loans outstanding at December 31, 2013 and December 31, 2012.

	As of December 31,
In thousands of US dollars	2013	2012
Current portion (1)	$10,453	$7,475
Bank loan related to vessels held for sale (2)	21,397	—
Current bank loans	31,850	7,475

Non-current portion (3)	135,279	134,984
	$167,129	$142,459
(1)	The current portion at December 31, 2013 was net of unamortized deferred financing fees of $0.2 million. The current portion at December 31, 2012 was net of unamortized deferred financing fees of $0.1 million.
(2)	This relates to amounts due under our STI Spirit Credit Facility at December 31, 2013 and is shown net of $0.3 million unamortized deferred financing fees. The vessel held as collateral in this facility, STI Spirit, was designated as held for sale at December 31, 2013. Accordingly, all assets and liabilities related to this vessel have been classified as current.
(3)	The non-current portion at December 31, 2013 was net of unamortized deferred financing fees of $2.0 million. The non-current portion at December 31, 2012 was net of unamortized deferred financing fees of $3.3 million.

2010 Revolving Credit Facility

On June 2, 2010, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DNB Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V, for a senior secured term loan facility of up to $150 million. On July 12, 2011, we amended and restated the credit facility to convert it from a term loan to a reducing revolving credit facility. This gave us the ability to pay down and re-borrow from the total available commitments under the loan. In 2012, we sold three of our Handymax vessels that were collateral to this facility. As a consequence of these disposals, the availability of the 2010 Revolving Credit Facility decreased by $31.0 million. The total available commitments, after taking into consideration the impact of these sales, reduces by $3.1 million each quarter, with a lump sum reduction of $57.1 million at the maturity date of June 2, 2015. Our subsidiaries that own vessels that are collateralized by this loan act as guarantors under the amended and restated credit facility. All terms mentioned are defined in the agreement.

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

The financial covenants include:

•	The ratio of net debt to capitalization shall be no greater than 0.60 to 1.00.

•	Consolidated tangible net worth (i.e. total shareholders’ equity) shall be no less than $150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 1, 2010 going forward.

•	The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 until the fourth quarter of 2012, at which point it increased to 1.50 to 1.00 for the first quarter of 2013, 1.75 to 1.00 for the second quarter of 2013 and 2.00 to 1.00 at all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•	Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) needs to be not less than $25.0 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•	The aggregate fair market value of the collateral vessels (see note 4) shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

In June 2013, we voluntarily repaid $17.2 million into this facility. As of December 31, 2013, there was no outstanding balance and there was $72.4 million available to draw when needed. As of December 31, 2012, the outstanding balance was $17.2 million and $67.4 million was available to draw. We were in compliance with the financial covenants relating to this facility as of December 31, 2013.

During January 2014, we drew down this facility in full. In March 2014, we repaid $22.7 million into this facility as part of the sales of Noemi and Senatore. See Note 22 for further discussion of these transactions and the impact on this credit facility.

STI Spirit Credit Facility

On March 9, 2011, we executed a credit facility with DVB Bank SE for a senior secured term loan facility of $27.3 million for STI Spirit, which was acquired in November 2010. The credit facility was drawn down on March 17, 2011 and matures on March 17, 2018. The loan bears interest at LIBOR plus a margin of 2.75% per annum. The loan will be repaid over 28 equal quarterly installments and a lump sum payment at maturity. The quarterly installments commenced three months after the drawdown and were calculated using an 18 year amortization profile. Our subsidiary, STI Spirit Shipping Company Limited, which owns the vessel, is the borrower and Scorpio Tankers Inc. is the guarantor.

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

All terms mentioned are defined in the agreement. The financial covenants of the credit facility are described below.

•	The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.

•	Consolidated tangible net worth (i.e. shareholders equity) shall be no less than $150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter.

•	The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 for the period commencing with the fourth quarter of 2011 through the fourth quarter of 2012, at which time it increased to 1.50 to 1.00 for the first quarter of 2013, 1.75 to 1.00 for the second quarter of 2013 and 2.00 to 1.00 at all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•	Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) needs to be not less than $25.0 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•	The aggregate fair market value of STI Spirit shall at all times be no less than (i) 140% of the then outstanding loan balance if the vessel is operating in a pool or in the spot market or (ii) 130% of the then outstanding loan if the vessel is on time charter with a duration of at least one year.

As described above, the credit facility requires that the charter-free market value of the STI Spirit shall be no less than 140% of the then outstanding loan balance. In order to stay in compliance with this covenant, we prepaid $1.4 million in addition to the $0.3 million scheduled principal payment into this credit facility in December 2013.

The outstanding balance at December 31, 2013 and December 31, 2012 was $21.7 million and $23.4 million, respectively. We were in compliance with the financial covenants relating to this facility as of December 31, 2013.

In February 2014, we agreed to sell STI Spirit. See Note 22 for further description of this transaction and the resultant impact on this credit facility.

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

The financial covenants include:

•	The ratio of net debt to capitalization shall be no greater than 0.60 to 1.00.

•	Consolidated tangible net worth (i.e. shareholders’ equity) shall be no less than $150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 1, 2010 going forward.

•	The ratio of EBITDA to interest expense shall be no less than 1.25 to 1.00 commencing with the fourth fiscal quarter of 2011 until the fourth quarter of 2012, at which point it increased to 1.50 to 1.00 for the first quarter of 2013, 1.75 to 1.00 for the second quarter of 2013 and 2.00 to 1.00 at all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends until our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•	Consolidated liquidity (cash, cash equivalents, and availability under the 2010 Revolving Credit Facility) needs to be not less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

In January 2013, March 2013 and April 2013, we drew down an aggregate of $52.1 million from this facility in connection with the deliveries of STI Sapphire, STI Emerald and STI Beryl, respectively.

As of December 31, 2013, there was $62.9 million available for borrowing which can be used to finance up to 50% of future vessel acquisitions through January 31, 2014. The outstanding balance at December 31, 2013 and December 31, 2012 was $64.0 million and $15.5 million, respectively. We were in compliance with the financial covenants relating to this facility as of December 31, 2013.

In January 2014, we drew down an aggregate of $52.0 million. See Note 22 for further description.

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

The financial covenants include:

•	The ratio of net debt to capitalization shall be no greater than 0.60 to 1.00.

•	Consolidated tangible net worth (i.e. shareholders equity) shall be no less than $150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 2, 2010 going forward.

•	The ratio of EBITDA to interest expense shall be no less than 2.00 to 1.00 commencing with the third fiscal quarter of 2011 until the fourth quarter of 2012, and 2.50 to 1.00 for all times thereafter. Such ratio shall be calculated quarterly on a trailing four quarter basis. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•	Unrestricted cash and cash equivalents shall at all times be no less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•	The aggregate fair market value of the collateral vessels shall at all times be no less than 140% (120% if the vessel is subject to acceptable long term employment) of the aggregate principal amount outstanding plus a pro rata amount of any allocable swap exposure for the credit facility.

During the year ended December 31, 2013, we made scheduled principal payments of $6.0 million into this credit facility. The outstanding balance at December 31, 2013 and December 31, 2012 was $83.8 million and $89.8 million, respectively. We were in compliance with the financial covenants relating to this facility as of December 31, 2013.

In March 2014, we amended the Newbuilding Credit Facility to convert it from a term loan to a reducing revolving credit facility. See Note 22 for further description on the amendment.

2013 Credit Facility

On July 2, 2013, we entered into a senior secured revolving credit facility and term loan facility with Nordea Bank Finland plc and the other lenders named therein of up to $525.0 million to finance the acquisition of the Firm Vessels (defined below), the Option Vessels (defined below) and certain other vessels and for general corporate purposes, including working capital. This credit facility is secured by, among other things, a first-priority cross-collateralized mortgage on certain vessels for which we have entered into newbuilding contracts, or the Firm Vessels, and certain vessels for which we may exercise construction options, or the Option Vessels, and together with the Firm Vessels, the Collateral Vessels. Our subsidiaries that own the Collateral Vessels act as joint and several guarantors under our 2013 Credit Facility. We refer to this credit facility as our 2013 Credit Facility.

Our 2013 Credit Facility consists of a $260.0 million delayed draw term loan facility to finance the acquisition of the Firm Vessels and a $265.0 million revolving credit facility to finance the acquisition of the Option Vessels and certain other vessels built on January 1, 2012 or later, and for general corporate purposes, including working capital.

Drawdowns of the term loan may occur in connection with the delivery of a Firm Vessel in an amount equal to the lesser of 60% of (i) the contract price for such vessel or (ii) such vessel’s fair market value. Drawdowns of the revolving credit facility may occur in connection with the delivery of an Option Vessel and are also capped at the lesser of 60% of (i) the contract price for such vessel or (ii) such vessel’s fair market value, with such amount, once drawn, available on a revolving basis. Drawdowns under the term loan are available until the earlier of the delivery of each Firm Vessel and January 31, 2015 and drawdowns under the revolving loan are available until July 31, 2015 and bear interest at LIBOR plus an applicable margin of 3.50%.

The term loan is repayable and the revolving loans reduced, in each case, in an amount equal to 1/60th of such loan on a consecutive quarterly basis until final maturity on the sixth anniversary of the facility. In addition to restrictions imposed upon the owners of the Collateral Vessels (such as, limitations on liens and limitations on the incurrence of additional indebtedness), our 2013 Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than (i) $150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter beginning on July 1, 2010 and (ii) 50% of the value of any new equity issues from July 1, 2010 going forward.

•	The ratio of EBITDA to net interest expense greater than 2.00 to 1.00 through December 31, 2013 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•	The aggregate fair market value of the Collateral Vessels shall at all times be no less than 140% of the then aggregate outstanding principal amount of loans under the credit facility.

We had no borrowings under this facility at December 31, 2013 and we were in compliance with the financial covenants relating to this credit facility as of December 31, 2013.

In February and March 2014, we drew down $64.2 and $20.5 million from this credit facility, respectively. See Note 22 for further description.

KEXIM Financing

In September 2013, we received loan commitments from a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea (“KEXIM”) for a total loan facility of up to $429.6 million. This facility includes commitments from KEXIM of up to $300.6 million (the “KEXIM Tranche”) and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of up to $129.0 million (the “Commercial Tranche”).

In addition to KEXIM’s commitment of up to $300.6 million, KEXIM has also provided an optional guarantee for a five year amortizing note of $125.3 million (the “KEXIM Guaranteed Note”) that may be issued by the Company at the Company’s discretion in 2014; the proceeds of which will be used to reduce the $300.6 million KEXIM Tranche.

This facility was executed in February 2014 as further described in Note 22.

K-Sure Financing

In October 2013, we received an Acceptance of Insurance Agreement from Korea Trade Insurance Corporation (“K-Sure”) covering 95% of an up to $358.3 million K-Sure tranche as part of a credit facility of up to $458.3 million (the “K-SURE Financing”) with a group of financial institutions. The K-Sure Financing will also include a commercial tranche (the “Commercial Tranche”) of up to $100.0 million.

The K-Sure Financing will be used to finance up to 60% of the contract price of up to 21 newbuilding product tankers upon delivery. This facility was executed in February 2014 as further described in Note 22.

10.	Derivative financial instruments

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

In September 2012, as a result of the sales of two MRs and corresponding debt repayment, we reduced the notional amount on the interest rate swaps relating to the 2011 Credit Facility to $15.0 million from $24.0 million in aggregate. As a result of the reduction, we recognized a realized loss of $0.2 million, which was reclassified out of other comprehensive loss and recorded as a component of loss from sale of vessels.

The notional principal amounts of these swaps aggregate $66.0 million, the details of which are as follows as of December 31, 2013 and 2012, respectively:

Hedged item	Notional amount	Start Date	Expiration date	Fixed interest rate	Floating interest rate
2010 Revolving Credit Facility	$51 million	July 2, 2012	June 2, 2015	1.27%	3 mo. LIBOR
2011 Credit Facility	$15 million	July 2, 2012	June 30, 2015	1.30%	3 mo. LIBOR

The vessels which collateralize the 2011 Credit Facility and 2010 Revolving Credit Facility also serve as collateral for the designated interest rate swap agreements, subordinated to the outstanding borrowings under each credit facility.

In December 2012, we voluntarily repaid $50.0 million into our 2010 Revolving Credit Facility. After the payment, we had $17.2 million of debt outstanding under the 2010 Credit Facility, which is less than the total notional amount of $51.0 million for the three interest rate swaps related to the facility. As such, the swaps related to the 2010 Revolving Credit Facility no longer met the criteria for hedge accounting and we therefore de-designated the hedge relationship prospectively and reclassified all amounts accumulated in other comprehensive income ($1.0 million) to the statement of income or loss for the year ended December 31, 2012 as a component of Financial Expenses.

The interest rate swaps relating to the 2011 Credit Facility continue to qualify for hedge accounting. Accordingly, changes in their fair value, which the hedge is deemed to be effective, are recognized directly in other comprehensive income and classified as ‘hedging reserves’. Changes in their fair value for any portion deemed to be ineffective are recognized in the consolidated statement of income or loss.

Profit or loss sharing agreements

In July 2012, we entered into a profit or loss sharing arrangement on the earnings of an LR1 vessel that was not owned or operated by us. The agreement stipulated that 50% of the profits and losses were shared with the counterparty. The counterparty to this agreement was time chartering-in this vessel for a period of six months at $12,750 per day and this agreement expired in January 2013.

In September 2012, we took delivery of an LR1, FPMC P Eagle, on a time charter-in arrangement for one year at $12,800 per day. We also entered into a profit and loss sharing arrangement whereby 50% of the profits and losses relating to this vessel above or below the charterhire rate were shared with a third party who neither owns nor operates FPMC P Eagle. The profit or loss agreement expired on October 2013.

These agreements were treated as derivatives, recorded at fair value with any resultant gain or loss recognized in the statement of profit or loss. Changes in fair value were recorded as unrealized gains and losses on derivative financial instruments and actual earnings were recorded as realized gains or losses on derivative financial instruments, within the consolidated statement of profit or loss. The fair value of these instruments is determined by comparing published time charter rates to the charterhire rate and discounting those cash flows to their estimated present value.

The following table summarizes the fair value of our derivative financial instruments as of December 31, 2013 and 2012, which are included in the consolidated balance sheet:

	At December 31,
In thousands of US dollars	2013	2012
Assets
Prepaid expenses and other current assets (profit and loss agreements)	$—	$26

Liabilities
Derivative financial instrument (profit and loss agreements - current)	—	(211)
Derivative financial instrument (interest rate swap - current)	(689)	(633)
Total current liabilities	(689)	(844)

Derivative financial instrument (interest rate swap - non-current)	(188)	(743)
Total liabilities	$(877)	$(1,587)

The following has been recorded as realized and unrealized gains or losses on our derivative financial instruments:

	Fair value adjustments
	Statement of profit or loss
Amounts in thousands of US dollars	Realized gain/ (loss)		Unrealized gain/ (loss)	Recognized in equity
Profit and loss agreements	$3		$185	$—
Interest rate swap	—		382	117

Total period ended December 31, 2013	$3		$567	$117

Profit and loss agreements	$443		($184)	$0
Interest rate swap	(229	)(1)	(1,047)	(904)

Total period ended December 31, 2012	$214		$(1,231)	$(904)

Interest rate swap	—		—	(701)

Total period ended December 31, 2011	$—		$—	$(701)

(1)	The realized loss on our interest rate swap was recorded as a component of the loss from sale of vessels on the consolidated statement of income or loss.

11.	Segment reporting

Information about our reportable segments for the years ended December 31, 2013, 2012 and 2011 is as a follows:

For the year ended December 31, 2013

In thousands of U.S. dollars	Panamax/LR1	Handymax	Aframax/LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$41,683	$36,205	$28,204	$101,488	$207,580	$—	$207,580
Vessel operating costs	(14,276)	(2,648)	(3,211)	(20,069)	(40,204)	—	(40,204)
Voyage expenses	(3,858)	(11)	—	(977)	(4,846)	—	(4,846)
Charterhire	(14,363)	(31,086)	(29,341)	(40,753)	(115,543)	—	(115,543)
Depreciation	(7,275)	(1,292)	(1,750)	(13,278)	(23,595)	—	(23,595)
General and administrative expenses	(536)	(118)	(154)	(1,030)	(1,838)	(23,950)	(25,788)
Write down of vessels held for sale	(15,002)	—	(6,185)	—	(21,187)	—	(21,187)
Gain on sale of VLGCs	—	—	—	—	—	41,375	41,375
Financial expenses	—	—	(847)	—	(847)	(1,858)	(2,705)
Realized gain on derivative financial instruments	3	—	—	—	3	—	3
Unrealized gain on derivative financial instruments	186	—	—	—	186	381	567
Financial income	—	—	—	4	4	1,143	1,147
Share of profit from associate	—	—	—	—	—	369	369
Other expenses, net	—	—	(10)	(21)	(31)	(127)	(158)
Segment profit or loss	($13,438)	$1,050	($13,294)	$25,364	($318)	$17,333	$17,015

For the year ended December 31, 2012

In thousands of U.S. dollars	Panamax/LR1	Handymax	Aframax/LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$28,602	$35,381	$4,541	$46,857	$115,381	$—	$115,381
Vessel operating costs	(14,137)	(5,428)	(3,304)	(7,484)	(30,353)	—	(30,353)
Voyage expenses	(999)	(2,741)	(25)	(17,979)	(21,744)	—	(21,744)
Charterhire	(1,629)	(23,192)	(1,287)	(17,593)	(43,701)	—	(43,701)
Depreciation	(7,352)	(1,716)	(1,735)	(4,015)	(14,818)	—	(14,818)
General and administrative expenses	(495)	(195)	(100)	(398)	(1,188)	(10,348)	(11,536)
Loss from sales of vessels	—	(4,525)	—	(5,879)	(10,404)	—	(10,404)
Financial expenses	—	—	(1,086)	—	(1,086)	(7,426)	(8,512)
Realized gain on derivative financial instruments	443	—	—	—	443	—	443
Unrealized loss on derivative financial instruments	(184)	—	—	—	(184)	(1,047)	(1,231)
Financial income	—	—	—	6	6	29	35
Other expense, net	—	—	(11)	(51)	(62)	(35)	(97)
Segment profit or loss	$4,249	($2,416)	($3,007)	($6,536)	($7,710)	($18,827)	($26,537)

For the year ended December 31, 2011

In thousands of U.S. dollars	Panamax/LR1	Handymax	Aframax/LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$31,101	$32,238	$6,484	$12,287	$82,110	$—	$82,110
Vessel operating costs	(14,428)	(11,217)	(2,547)	(3,178)	(31,370)	—	(31,370)
Voyage expenses	(13)	(26)	—	(6,842)	(6,881)	—	(6,881)
Charterhire	(4,554)	(17,357)	(839)	—	(22,750)	—	(22,750)
Impairment	(28,616)	(12,962)	(12,459)	(12,574)	(66,611)	—	(66,611)
Depreciation	(9,279)	(5,069)	(2,074)	(2,038)	(18,460)	—	(18,460)
General and administrative expenses	(692)	(762)	(136)	(314)	(1,904)	(9,733)	(11,637)
Financial expenses	—	—	(841)	—	(841)	(6,219)	(7,060)
Financial income	—	—	—	—	—	51	51
Other expenses, net	23	—	(134)	—	(111)	(8)	(119)
Segment profit or loss	($26,458)	($15,155)	($12,546)	($12,659)	($66,818)	($15,909)	($82,727)

All of our operating segments contained revenue from at least one major customer representing greater than 10% of total revenue. The revenue from those customers within their respective segments was:

Amounts in thousands of US dollars
Segment	Customer	2013	2012	2011
MR	Scorpio MR Pool Limited (1)	$89,597	$9,558	$—
Handymax	Scorpio Handymax Tanker Pool Limited (1)	36,199	31,280	32,238
Panamax/LR1	Scorpio Panamax Tanker Pool Limited (1)	36,018	26,884	22,594
LR2	Scorpio LR2 Pool Limited (1)	28,203	4,540	5,195
	King Dustin (1)	—	—	8,507
		$190,017	$72,262	$68,534

(1)	These customers are related parties (see note 13)

12.	Common shares

February 2013 Shelf Registration Statement

On February 22, 2013, we filed a Form F-3 with the Securities and Exchange Commission, with an effective date of February 25, 2013, which can be used to issue common shares, preferred shares, debt securities, warrants, purchase contracts, and units. If a debt security is issued, all of our subsidiaries may guarantee the securities issued by the parent company. Each subsidiary is 100% owned and each guarantee of the registered security will be full, unconditional, and joint and several with all other subsidiary guarantees.

Share issuances

In February 2013, we closed on the sale of 30,672,000 newly issued shares of common stock in a registered direct placement of common shares at an offering price of $7.50 per share. We received net proceeds of $222.1 million, after deducting placement agent discounts and offering expenses of $7.9 million.

  In March 2013, we closed on the sale of 29,012,000 newly issued shares of common stock in a registered direct placement of common shares at an offering price of $8.10 per share. We received net proceeds of $226.8 million, after deducting placement agent discounts and offering expenses of $8.2 million.

In May 2013, we closed on the sale of 36,144,578 newly issued shares of common stock in a registered direct placement of common shares at an offering price of $8.30 per share. We received net proceeds of $289.2 million, after deducting placement agent discounts and offering expenses of $10.8 million.

In August 2013, we closed on the sale of 20,000,000 newly issued shares of common stock in an underwritten offering of common shares at an offering price of $9.50 per share. In addition, the underwriters also fully exercised their over-allotment option to purchase 3,000,000 additional common shares at the offering price. We received aggregate net proceeds of $209.8 million after deducting underwriters’ discounts and offering expenses of $8.7 million.

In November 2013, we issued 3,611,809 common shares to unaffiliated third parties in connection with our acquisition of four MR vessel newbuilding contracts. See Note 4 for further description of this transaction.

In December 2013, we issued 3,523,271 common shares to unaffiliated third parties in connection with our acquisition of four MR vessel newbuilding contracts. See Note 4 for further description of this transaction.

Restricted stock

2010 Equity Incentive Plan Issuances

On June 18, 2010, we issued 559,458 shares of restricted stock to our employees for no cash consideration. The share price at the date of issue was $10.99 per share. The vesting schedule of the restricted stock is (i) one-third of the shares vested on April 6, 2013, (ii) one-third of the shares vest on April 6, 2014, and (iii) one-third of the shares vest on April 6, 2015. Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.

On June 18, 2010, we issued 9,000 shares of restricted stock to our directors for no cash consideration. The share price at the date of issue was $10.85 per share and these shares vested on April 6, 2011.

On January 31, 2011, we issued 281,000 shares of restricted stock to our employees for no cash consideration. The share price at the date of issue was $9.83 per share. The vesting schedule of the restricted stock is (i) one-third of the shares vested on January 31, 2012, (ii) one-third of the shares vested on January 31, 2013, and (iii) one-third of the shares vest on January 31, 2014. Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.

On January 31, 2011, we issued 9,000 shares of restricted stock to our independent directors for no cash consideration. The share price at the date of issue was $9.83 per share. These shares vested on January 31, 2012.

On January 31, 2012, we issued 281,000 shares of restricted stock to employees for no cash consideration. The share price at the date of issue was $5.65 per share. The vesting schedule of the restricted stock is (i) one-third of the shares vested on January 31, 2013, (ii) one-third of the shares vest on January 31, 2014, and (iii) one-third of the shares vest on January 31, 2015. Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.

On January 31, 2012, we issued 9,000 shares of restricted stock to our independent directors for no cash consideration. The share price at the date of issue was $5.65 per share. These shares vested on January 31, 2013.

2013 Equity Incentive Plan

In April 2013, we adopted an equity incentive plan, which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We reserved a total of 5,000,000 common shares for issuance under the plan.

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

In the second quarter of 2013, we issued 4,610,000 shares of restricted stock to our employees and 390,000 shares to our directors for no cash consideration. The weighted average share price on the issuance dates was $8.69 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on March 10, 2016, (ii) one-third of the shares vest on March 10, 2017, and (iii) one-third of the shares vest on March 10, 2018. The vesting schedule of the restricted stock to our directors is (i) one-third of the shares vest on March 10, 2014, (ii) one-third of the shares vest on March 10, 2015, and (iii) one-third of the shares vest on March 10, 2016.

In October 2013, we amended the 2013 Equity Incentive Plan to increase the number of common shares eligible for issuance to 11,376,044. All other terms of the plan remained unchanged.

In October 2013, we issued 3,749,998 shares of restricted stock to our employees and 250,000 shares to our directors for no cash consideration. The weighted average share price on the issuance date was $9.85 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on October 11, 2016, (ii) one-third of the shares vest on October 11, 2017, and (iii) one-third of the shares vest on October 11, 2018. The vesting schedule of the restricted stock to our directors is (i) one-half of the shares vest on October 11, 2014 and (ii) one-half of the shares vest on October 11, 2015.

Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.

As of December 31, 2013, there were 9,653,970 unvested shares of restricted stock outstanding. Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the year ending December 31, 2014	21,354	2,856	24,210
For the year ending December 31, 2015	20,700	997	21,697
For the year ending December 31, 2016	15,907	77	15,984
For the year ending December 31, 2017	8,269	—	8,269
For the year ending December 31, 2018	2,436	—	2,436
	$68,666	$3,930	$72,596

Dividend Payments

On April 15, 2013, the board of directors declared a quarterly cash dividend of $0.025 per share, which was paid on June 25, 2013 to all shareholders of record as of June 11, 2013.

On July 29, 2013, the board of directors declared a quarterly cash dividend of $0.035 per share, which was paid on September 25, 2013 to all shareholders of record as of September 10, 2013.

On October 28, 2013, the board of directors declared a quarterly cash dividend of $0.07 per share, which was paid on December 18, 2013 to all shareholders of record as of December 3, 2013.

Shares outstanding

As of December 31, 2013, we had 275,000,000 registered shares of which 250,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 designated as preferred shares with a par value of $0.01,

As of December 31, 2013 we had 198,791,502 shares outstanding. These shares provide the holders with rights to dividends and voting rights.

13.	Related party transactions

Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated statement of income or loss and balance sheet are as follows:

	For the year ended December 31,
In thousands of US dollars	2013	2012	2011
Pool revenue(1)
Scorpio MR Pool Limited	$89,597	$9,558	$—
Scorpio Handymax Tanker Pool Limited	36,199	31,280	32,238
Scorpio Panamax Tanker Pool Limited	36,018	26,884	22,594
Scorpio LR2 Pool Limited	28,203	4,540	5,195
Scorpio Aframax Tanker Pool Limited	—	—	170
Time charter revenue(2)
King Dustin	—	—	8,507
Vessel operating costs(3)	(3,703)	(2,280)	(2,203)
Commissions(4)	(218)	(532)	(270)
Administrative expenses(5)	(1,944)	(1,862)	(1,937)

(1)	These transactions relate to revenue earned in the Scorpio LR2, Scorpio Panamax, Scorpio MR, Scorpio Aframax and Scorpio Handymax Tanker Pools (the Pools), which are owned by Scorpio LR2 Pool Limited, Scorpio Panamax Tanker Pool Limited, Scorpio MR Pool Limited, Scorpio Aframax Tanker Pool Limited and Scorpio Handymax Tanker Pool Limited, respectively. The Pools are related party affiliates.
(2)	The revenue earned was for Noemi’s time charter with King Dustin (which is 50% jointly controlled by a related party affiliate).
(3)	These transactions represent technical management fees charged by SSM, a related party affiliate, which are included in the vessel operating costs in the consolidated statement of income or loss. We believe our technical management fees for the years ended December 31, 2013, 2012 and 2011 were at arms-length rates as they were based on contracted rates that were the same as those charged to other vessels managed by SSM at the time the management agreements were entered into. In June 2013, this fee was increased to $685 per vessel per day from $548 per vessel per day (2012 and 2011: $548 per vessel per day) for technical management.

(4)	These transactions represent the expense due to SCM for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement (see description below). Each vessel pays a commission of 1.25% of their gross revenue when not in the Pools. When our vessels are in the Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our Panamax/LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. These are the same fees that SCM charges other vessels in these pools, including third party owned vessels, and they are and were included in voyage expenses in the consolidated statement of income or loss.
(5)	We have an Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group.

Our Commercial Management Agreement with SCM includes a daily flat fee charged payable to SCM for the vessels that are not in one of the pools managed by SCM. The flat fee is $250 per day for Panamaxes/LR1 and LR2 vessels and $300 per day for Handymax and MR vessels.

•	The expense for the year ended December 31, 2013 of $1.9 million included the flat fee of $0.3 million charged by SCM and administrative fees of $1.6 million charged by SSH and were included in voyage expenses and general and administrative expenses in the consolidated statement of income or loss.
•	The expense for the year ended December 31, 2012 of $1.9 million included the flat fee of $0.7 charged by SCM, and administrative fees of $1.2 million charged by SSH and were both included in voyage expenses and general and administrative expenses in the consolidated statement of income or loss.
•	The expense for the year ended December 31, 2011 of $1.9 million included the flat fee of $0.3 charged by SCM, and administrative fees of $1.7 million charged by SSH and were both included in general and administrative expenses in the consolidated statement of income or loss.

(6)	The Administrative Services Agreement with SSH includes a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. These fees are capitalized as part of the carrying value of the related vessel for a vessel purchase and are included as part of the gain or loss on sale for a vessel disposal. During the year ended December 31, 2013, we paid SSH an aggregate fee of $9.1 million, which consisted of $2.5 million related to the purchase and delivery of seven newbuilding vessels in 2013 and $6.6 million on the purchase and subsequent sale of our VLGC business to Dorian in November 2013. During the year ended December 31, 2012, we paid SSH an aggregate fee of $2.4 million, which consisted of $0.5 million on the sales of three Handymax vessels and $1.9 million on the purchase and delivery of our first five newbuilding vessels. In the year ended December 31, 2011, we paid SSH an aggregate fee of $0.7 million in May 2011 for the purchase of two MRs.

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of US dollars	2013	2012
Assets:
Accounts receivable (due from the Pools)	$68,512	$33,271
Accounts receivable (SCM)	8	—

Liabilities:
Accounts payable (owed to the Pools)	95	59
Accounts payable (SSM)	1	70
Accounts payable (SCM)	—	146

In 2011, we also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. $0.2 million and $0.1 million were charged under this agreement during the years ended December 31, 2013 and 2012, respectively. No amounts were charged under this agreement during the year ended December 31, 2011.

Key management remuneration

The table below shows key management remuneration for the years ended December 31, 2013, 2012 and 2011:

	For the period ended December 31,
In thousands of US dollars	2013	2012	2011
Short-term employee benefits (salaries)	$5,433	$2,896	$2,875
Share-based compensation (1)	10,274	3,368	3,189

Total	$15,707	$6,264	$6,064
(1)	Represents the amortization of restricted stock issued under our equity incentive plans as described in note 12.

There are no post-employment benefits.

14.	Vessel revenue

During the years ended December 31, 2013 and December 31, 2012, all revenue was generated from vessels operating in pools or in the spot market. During the year ended December 31, 2011, we had two vessels that earned revenue through time-charter contracts.

Revenue Sources

	For the year ended December 31,
In thousands of US dollars	2013	2012	2011
Pool revenue	$190,017	$72,262	$60,197
Voyage revenue (spot market)	17,563	43,119	12,287
Time charter revenue	—	—	9,626
	$207,580	$115,381	$82,110

15.	Charterhire

The following table depicts our time chartered-in vessel commitments during the year ended December 31, 2013.

	Name	Year built	Type	Delivery (1)	Charter Expiration	Rate ($/ day)
Active as of December 31, 2013
1	Freja Polaris	2004	Handymax	April-13	April-14	12,700	(2)
2	Kraslava	2007	Handymax	January-11	May-14	12,800	(3)
3	Krisjanis Valdemars	2007	Handymax	February-11	April-14	12,800	(4)
4	Jinan	2003	Handymax	April-13	April-15	12,600
5	Iver Progress	2007	Handymax	September-13	March-15	12,500	(5)
6	Iver Prosperity	2007	Handymax	October-13	October-14	12,500	(6)
7	Histria Azure	2007	Handymax	April-12	April-14	12,600	(7)
8	Histria Coral	2006	Handymax	July-11	July-14	12,800	(8)
9	Histria Perla	2005	Handymax	July-11	July-14	12,800	(8)
10	STX Ace 6	2007	MR	May-12	May-14	14,150	(9)
11	Targale	2007	MR	May-12	May-14	14,500	(10)
12	Ugale	2007	MR	January-13	January-14	14,000	(11)
13	Gan-Triumph	2010	MR	May-13	May-14	14,150
14	Nave Orion	2013	MR	March-13	March-15	14,300	(12)
15	Hafnia Lupus	2012	MR	April-12	April-14	14,760	(13)
16	Gan-Trust	2013	MR	January-13	January-16	16,250	(14)
17	Usma	2007	MR	January-13	January-15	13,500	(15)
18	SN Federica	2003	LR1	February-13	May-15	11,250	(16)
19	SN Azzura	2003	LR1	December-13	December-14	13,600
20	King Douglas	2008	LR1	August-13	August-14	14,000	(17)
21	Hellespont Promise	2007	LR1	December-12	August-14	12,500	(18)
22	FPMC P Eagle	2009	LR1	September-12	September-15	14,525	(19)
23	FPMC P Hero	2011	LR2	April-13	May-14	15,000	(20)
24	FPMC P Ideal	2012	LR2	January-13	July-14	15,000	(21)
25	Densa Alligator	2013	LR2	September-13	September-14	16,500	(22)
26	Khawr Aladid	2006	LR2	July-13	July-15	15,400
27	Fair Seas	2008	LR2	January-13	January-14	16,250	(23)
28	Southport	2008	LR2	December-13	December-14	15,700
29	Pink Stars	2010	LR2	April-13	April-14	16,125
30	Four Sky	2010	LR2	September-13	September-14	16,250
31	Orange Stars	2011	LR2	April-13	April-14	16,125

Time Charters That Expired In 2013
1	Endeavour	2004	MR	July-12	February-13	11,525
2	Pacific Duchess	2009	MR	March-12	March-13	13,800
3	Valle Bianca	2007	MR	August-12	March-13	12,000

(1)	Represents delivery date or estimated delivery date.
(2)	We have an option to extend the charter for an additional year at $14,000 per day.
(3)	We have an option to extend the charter for an additional year at $13,650 per day.
(4)	We have an option to extend the charter for an additional year at $13,650 per day. The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel’s profits and losses above or below the daily base rate with the vessel’s owner.
(5)	We have an option to extend the charter for an additional year at $13,500 per day.
(6)	We have an option to extend the charter for an additional year at $13,250 per day.
(7)	We have an option to extend the charter for an additional year at $13,550 per day.
(8)	We have options to extend each charter for an additional year at $13,550 per day.
(9)	We have an option to extend the charter for an additional year at $15,150 per day.
(10)	We have options to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.
(11)	We have an option to extend the charter for an additional year at $15,000 per day.
(12)	We have an option to extend the charter for an additional year at $15,700 per day.
(13)	We have an option to extend the charter for an additional year at $16,000 per day.
(14)	The daily base rate represents the average rate for the three year duration of the agreement. The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.
(15)	In October 2013, we declared an option to extend the charter for an additional year at $14,500 per day effective January 2014.
(16)	We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the vessel owner whereby we split all of the vessel’s profits above the daily base rate.
(17)	We have an option to extend the charter for an additional year at $15,000 per day.
(18)	In December 2013, we declared an option to extend the charter for an additional six months at $14,250 per day effective February 2014.
(19)	We entered into a new charter agreement for an additional two years at $14,525 per day effective October 2013.
(20)	We have options to extend the charter for two consecutive six month periods at $15,250 per day and $15,500 per day, respectively.
(21)	In December 2013, we declared an option to extend the charter for an additional six months at $15,250 per day effective January 2014. We have an option to extend the charter for six month periods at $15,500 per day.
(22)	We have an option to extend the charter for one year at $17,550 per day.
(23)	We have options to extend the charter for two consecutive six month periods at $16,500 per day and $16,750 per day, respectively.

The undiscounted remaining future minimum lease payments under these arrangements as of December 31, 2013 are $114.0 million. The obligations under these agreements will be repaid as follows:

	As of December 31,
In thousands of U.S. dollars	2013	2012
Less than 1 year	$96,103	$62,612
1 - 5 years	17,854	23,771
Total	$113,957	$86,383

The total expense recognized under charterhire agreements during the years ended December 31, 2013, 2012 and 2011 was $115.5 million, $43.7 million and $22.8 million, respectively.

16.	General and administrative expenses

General and administrative expenses primarily represent employee benefit expenses, professional fees and administration/commercial management fees (see note 13).

Employee benefit expenses consist of:

	For the year ended December 31,
In thousands of US dollars	2013	2012	2011
Short term employee benefits (salaries)	$6,673	$4,066	$3,796
Share based compensation (see note 12)	13,142	3,490	3,362
	$19,815	$7,556	$7,158

17.	Financial expenses

Financial expenses comprise:

	For the year ended December 31,
In thousands of US dollars	2013	2012		2011
Commitment fees on undrawn portions of bank loans	$1,391	$998		$1,123
Interest payable on bank loans (2)	982	3,421		4,951
Amortization of deferred financing fees	332	4,093	(1)	986
Total financial expenses	$2,705	$8,512		$7,060

(1)The amortization of deferred financing fees in the year ended December 31, 2012 includes a $3.0 million charge arising from the amendment of the 2011 Credit Facility to extend its availability period from May 2013 to January 2014 (see note 9).

(2)The decrease in interest payable from the year ended December 31, 2012 was primarily driven by an increase in interest capitalized during the year ended December 31, 2013 which was the result of the significant growth in our Newbuilding Program.

18.	Tax

Scorpio Tankers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands’ income tax. We are also exempt from income tax in other jurisdictions including the United States of America due to tax treaties; therefore, we did not have any tax charges, benefits, or balances as of or for the periods ended December 31, 2013, 2012 and 2011.

19.	Earnings / loss per share

The calculation of both basic and diluted earnings/loss per share is based on net income/loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
In thousands of US dollars except for share data	2013	2012	2011
Net income / (loss) attributable to equity holders of the parent	$17,015	$(26,537)	$(82,727)
Basic weighted average number of shares	146,504,055	41,413,339	28,704,876
Effect of dilutive potential basic shares:
Restricted stock	1,835,323	—	—

Diluted weighted average number of shares	148,339,378	41,413,339	28,704,876

The dilutive effect of 1,835,323 shares of restricted stock for the year ended December 31, 2013 is related to 9,653,970 unvested restricted shares. During the years ended December 31, 2012 and 2011, we incurred a loss, and as a result, the inclusion of potentially dilutive shares in the diluted loss per share calculation would have an antidilutive effect on the loss per share for the period. Therefore, all restricted shares (1,036,791 and 849,458 for the years ended December 31, 2012 and 2011, respectively) have been excluded from the diluted loss per share calculation for these periods.

20.	Financial instruments

Funding and capital risk management

We manage our funding and capital resources to ensure our ability to continue as a going concern while maximizing the return to the shareholder through optimization of the debt and equity balance.

Categories of financial instruments

	As of December 31
Amounts in thousands of US dollars	2013	2012
Financial assets
Cash and cash equivalents	$78,845	$87,165
Loans and receivables	72,542	36,797
Derivatives at fair value through profit or loss	—	26

Financial liabilities
Derivatives designated in a cash flow hedge	212	329
Derivatives at fair value through profit or loss	665	1,257
Other liabilities (at amortized cost)	195,076	156,903

Derivative financial instruments in 2013 and 2012 consisted of (i) interest rate swaps, recorded at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates to determine the fair value, and (ii) profit or loss sharing agreements on time charter-in agreements with third parties, where the fair value of these instruments is determined by comparing published time charter rates to the charterhire rate and discounting those cash flows to their estimated present value.

Derivative financial instrument in 2011 solely comprised of interest rate swaps, recorded at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates to determine the fair value.

IFRS 13 requires classifications of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). In accordance with IFRS 13, the fair value measurement for the interest rate swaps and profit or loss sharing agreements in 2013, 2012 and 2011 were classified as Level 2.

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

In the years ended December 31, 2013, 2012, and 2011, we were party to interest rate swaps to mitigate the risk of rising interest rates. In August 2011, we entered into six interest rate swap agreements to manage interest costs and the risk associated with changing interest rates on our 2011 Credit Facility and 2010 Revolving Credit Facility with three different banks.

Details of the amounts recorded in the consolidated statement of profit or loss and statement of other comprehensive income in respect of such instruments are provided in Note 10.

Sensitivity analysis - Interest rate risk

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at balance sheet date was outstanding for the whole year.

If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2013 would have decreased/increased by $0.2 million. This is mainly attributable to our exposure to interest rate movements on our 2011 Credit Facility, STI Spirit Credit Facility and Newbuilding Credit Facility.

If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2012 would have decreased/increased by $1.6 million. This is mainly attributable to our exposure to interest rate movements on our 2010 Revolving Credit Facility, 2011 Credit Facility, STI Spirit Credit Facility and Newbuilding Credit Facility.

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

Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial and technical managers. We did not experience material credit losses on our accounts receivables portfolio in the years ended December 31, 2013, 2012, and 2011.

The carrying amount of financial assets recognized in the consolidated financial statements represents the maximum exposure to credit risk without taking account of the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2013, 2012, and 2011.

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

Current economic conditions make forecasting difficult, and there is the possibility that our actual trading performance during the coming year may be materially different from expectations. Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to newbuilding installments, debt service obligations and charterhire commitments) for a period of at least twelve months from the date of approval of these consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.

Remaining contractual maturity on secured bank loans (Note 9)

The following table details our remaining contractual maturity for our secured bank loans. The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay. The table includes both interest and principal cash flows and takes into consideration the amount fixed via the interest rate swap discussed above.

As the interest cash flows are not fixed, the interest amount included has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

To be repaid as follows:

	As of December 31,
Amounts in thousands of US dollars	2013	2012
Less than 1 month	$—	$—
1-3 months	5,137	3,228
3 months to 1 year	15,309	10,042
1-5 years	124,919	78,804
5+ years	55,135	80,404
Total	$200,500	$172,478

The following table details our remaining contractual maturity for our interest rate swaps. The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay.

	As of December 31
Amounts in thousands of U.S. dollars	2013	2012
Less than 1 month	$—	$—
1 - 3 months	207	160
3 months to 1 year	484	475
1 - 5 years	190	748
Total	$881	$1,383

All other current liabilities fall due within less than one month.

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

21.	Replacement of Auditor

In April 2013, the Board, upon recommendation from our audit committee, appointed PricewaterhouseCoopers Audit as our independent auditor for the fiscal year ending December 31, 2013, replacing Deloitte LLP.

22.	Subsequent events

Delivery of Newbuilding Vessels

In January 2014, we took delivery of two vessels under our Newbuilding program, STI Duchessa and STI Opera. After delivery, each vessel began a short term time charter for up to 120 days at approximately $19,000 per day.

In March 2014, we took delivery of an MR tanker under our Newbuilding program, STI Texas City. After delivery, this vessel began a time charter for two years at $16,000 per day. This time charter includes a profit sharing mechanism whereby earnings in excess of the base time charter rate will be split between the Company and charterer, Valero.

2010 Revolving Credit Facility

In January 2014, we drew down $72.4 million from the 2010 Revolving Credit Facility. In March 2014, we paid $22.7 million into this facility as a result of the sales of Noemi and Senatore which are discussed further below.

2011 Credit Facility

In January 2014, we drew down $52.0 million from the 2011 Credit Facility. In connection with this draw down, STI Duchessa, STI Le Rocher and STI Larvotto were provided as collateral under the facility.

2013 Credit Facility

In February 2014, we drew down $64.2 million from the 2013 Credit Facility. In connection with this draw down, STI Opera, STI Fontvieille and STI Ville were provided as collateral under the facility.

In March 2014, we drew down $20.5 million from the 2013 Credit Facility to partially finance the delivery of STI Texas City.

K-Sure Credit Facility

In February 2014, we entered into a $458.3 million senior secured term loan facility which consists of a $358.3 million tranche with a group of financial institutions that is being 95% covered by Korea Trade Insurance Corporation (the ‘K-Sure Tranche’) and a $100.0 million commercial tranche with a group of financial institutions led by DNB Bank SA (the “Commercial Tranche”). We refer to this credit facility as our K-Sure Credit Facility.

Drawdowns under the K-Sure Credit Facility may occur in connection with the delivery of certain of our newbuilding vessels as specified in the agreement. The amount of each drawdown shall not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns are available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) September 30, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.

Repayments will be made in equal consecutive six month repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the K-Sure Tranche. Repayments will commence in July 2015 for the K-Sure Tranche and six months after the delivery of the last vessel to be acquired for the Commercial Tranche. The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel to be acquired and the K-Sure Tranche matures in January 2027 assuming the Commercial Tranche is refinanced through that date.

Borrowings under the K-Sure tranche bear interest at LIBOR plus an applicable margin of 2.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.

In addition to restrictions imposed upon the owners of the vessels that are collateralized under this credit facility (such as, limitations on liens and limitations on the incurrence of additional indebtedness), our K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $677.3 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of any new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•	The aggregate fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of loans under the credit facility.

KEXIM Credit Facility

In February 2014, we executed a senior secured term loan facility with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea (“KEXIM”) for a total loan facility of $429.6 million. This facility includes commitments from KEXIM of up to $300.6 million (the “KEXIM Tranche”) and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of up to $129.0 million (the “Commercial Tranche”).We refer to this credit facility as our KEXIM Credit Facility.

Drawdowns under the KEXIM Credit Facility may occur in connection with the delivery of 18 of our newbuilding vessels as specified in the loan agreement. The amount of each drawdown shall not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns are available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) March 31, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.

Repayments will be made in equal consecutive semi-annual repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the KEXIM Tranche. Repayments will commence on the next semi-annual date falling after the weighted average delivery date of the vessels specified under the facility for the KEXIM Tranche and on the next semi-annual date falling after the final delivery date of the vessels specified under the facility for the Commercial Tranche.

The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel specified under the loan and the KEXIM Tranche matures on the twelfth anniversary of the weighted average delivery date of the vessels specified under the loan assuming the Commercial Tranche is refinanced through that date.

Borrowings under the KEXIM tranche bear interest at LIBOR plus an applicable margin of 3.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.

In addition to restrictions imposed upon the owners of the vessels that are collateralized under this credit facility (such as, limitations on liens and limitations on the incurrence of additional indebtedness), our KEXIM Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•	Consolidated tangible net worth no less than $677.3 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of any new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•	The aggregate fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of loans under the credit facility.

In addition to KEXIM’s commitment of up to $300.6 million, KEXIM has also provided an optional guarantee for a five year amortizing note of $125.3 million (the “KEXIM Guaranteed Note”) that may be issued by us at our discretion in 2014; the proceeds of which will be used to reduce the $300.6 million KEXIM Tranche.

Time Chartered-in Vessels

In February 2014, we entered into a new time charter-in agreement on an LR2 vessel that is currently time chartered-in. The new agreement is for six months at $16,500 per day and commenced upon the expiration of the existing charter in February 2014.

In February 2014, we entered into a new time charter-in agreement on an LR2 vessel. The agreement is for one year at $15,000 per day. We have the option to extend the charter for an additional six months at $16,250 per day. We took delivery of this vessel in March 2014.

2013 Equity Incentive Plan

In February 2014, we issued 2,011,000 shares of restricted stock to our employees and 145,045 shares to our directors for no cash consideration. The weighted average share price on the issuance date was $9.30 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019. The vesting schedule of the restricted stock to our directors is (i) one-third of the shares vest on February 21, 2015, (ii) one-third of the shares vest on February 21, 2016, and (iii) one-third of the shares vest on February 21, 2017. Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.

Assuming that all the restricted stock will vest, the stock compensation expense relating to these and prior issuances under our 2013 Equity Incentive Plan in future periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the year ending December 31, 2014	$25,536	$3,562	$29,098
For the year ending December 31, 2015	25,577	1,436	27,013
For the year ending December 31, 2016	20,797	259	21,056
For the year ending December 31, 2017	11,367	21	11,388
For the year ending December 31, 2018	3,904	—	3,904
For the year ending December 31, 2019	177	—	177
	$87,358	$5,278	$92,636

In March 2014, we amended the 2013 Equity Incentive Plan to clarify that the plan administrator has the ability to redeem restricted stock for fair market value (as defined in the plan) at the vesting date at its discretion.

Dividend Declaration

In February 2014, the board of directors declared a quarterly cash dividend of $0.08 per share, which was paid on March 26, 2014 to all shareholders of record as of March 11, 2014.

Vessel Sales

In January 2014, we agreed to sell Noemi and Senatore for an aggregate selling price of $44.0 million. Noemi was sold in March 2014 and Senatore is expected to close in April 2014. As part of these sales, we repaid $22.7 million into our 2010 Revolving Credit Facility. The availability of this facility is reduced by such amount and the quarterly reduction is reduced to $2.1 million from $3.1 million per quarter. We will also write-off a total of $0.2 million of deferred financing fees as part of these debt repayments.

In February 2014, we agreed to sell the 2008 built LR2 product tanker, STI Spirit, for approximately $30.2 million. As part of this sale, we will repay all amounts due under the STI Spirit Credit Facility of $21.4 million. This sale is expected to close in April 2014.

Newbuilding Credit Facility

In March 2014, we amended and restated our Newbuilding Credit Facility with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB, to convert it from a term loan to a reducing revolving credit facility. This gives us the ability to pay down and re-borrow from the total available commitments under the loan. All other terms and definitions remain not changed. This facility was fully drawn as of the date of this report.

Sale of VLCCs under construction

In March 2014, we entered into an agreement to sell our seven VLCCs under construction for cash. As part of these sales, we expect to record a gain on disposal of approximately $50.0 million in the first quarter of 2014.

Subsequent to this transaction, we have 55 newbuilding product tanker orders with HMD, SPP, HSHI and DSME (29 MRs, 14 Handymaxes and 12 LR2s). The estimated future payment dates and amounts are as follows*:

Q1 2014	190.9	million**
Q2 2014	367.6	million
Q3 2014	422.0	million
Q4 2014	292.1	million
Q1 2015	167.5	million
Q2 2015	168.2	million
Total	$1,608.3	million

*These are estimates only and are subject to change as construction progresses.

**All first quarter 2014 installment payments have been paid as of the date of this report.

SCORPIO TANKERS INC.