Form 20-F
period 2014-12-31
Scorpio Tankers Inc.
filed 2015-03-31
CIK 1483934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Mr. Emanuele Lauro
+377-9798-5716
info@scorpiotankers.com
9, Boulevard Charles III Monaco 98000
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	New York Stock Exchange
7.50% Senior Notes due 2017	New York Stock Exchange
6.75% Senior Notes due 2020	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2014, there were 164,574,542 outstanding shares of common stock, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	X	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No	X

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
Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions, terms, or phrases may identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies and currencies;

•	general market conditions, including the market for our vessels, fluctuations in spot and charter rates and vessel values;

•	availability of financing and refinancing;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	vessels breakdowns and instances of off-hires;

•	competition within our industry;

•	the supply of and demand for vessels comparable to ours;

•	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest in locations where we may operate;

•	delays and cost overruns in construction projects;

•	our level of indebtedness;

•	our ability to obtain financing and comply with the restrictive and other covenants in our financing arrangements;

•	our need for cash to meet our debt service obligations;

•	our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;

•	availability of skilled workers and the related labor costs;

•	compliance with governmental, tax, environmental and safety regulation;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;

•	general economic conditions and conditions in the oil and natural gas industry;

•	effects of new products and new technology in our industry;

•	the failure of counterparties to fully perform their contracts with us;

•	our dependence on key personnel;

•	adequacy of insurance coverage;

•	our ability to obtain indemnities from customers;

•	changes in laws, treaties or regulations;

•	the volatility of the price of our common shares; and

•	other factors described from time to time in the report we file and furnish with the U.S. Securities and Exchange Commission, or SEC.

These factors and the other risk factors described in this report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their dates. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Please see our Risk Factors in Item 3.D of this annual report for a more complete discussion of these and other risks and uncertainties.

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
A. Selected Financial Data
The following tables set forth our selected consolidated financial data and other operating data as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010. The selected data is derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 and our consolidated balance sheets as of December 31, 2014 and 2013, together with the notes thereto, are included herein. Our audited consolidated financial statements for the years ended December 31, 2011 and 2010 and our consolidated balance sheets as of December 31, 2012, 2011 and 2010, and the notes thereto, are not included herein.

	For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2014	2013	2012	2011	2010
Consolidated income statement data
Revenue:
Vessel revenue	$342,807	$207,580	$115,381	$82,110	$38,798
Operating expenses:
Vessel operating costs	(78,823)	(40,204)	(30,353)	(31,370)	(18,440)
Voyage expenses	(7,533)	(4,846)	(21,744)	(6,881)	(2,542)
Charterhire	(139,168)	(115,543)	(43,701)	(22,750)	(276)
Impairment (1)	—	—	—	(66,611)	—
Depreciation	(42,617)	(23,595)	(14,818)	(18,460)	(10,179)
General and administrative expenses	(48,129)	(25,788)	(11,536)	(11,637)	(6,200)
Write down of vessels held for sale and loss from sales of vessels	(3,978)	(21,187)	(10,404)	—	—
Gain on sale of VLGCs	—	41,375	—	—	—
Gain on sale of VLCCs	51,419
Gain on sale of Dorian shares	10,924	—	—	—	—
Re-measurement of investment in Dorian	(13,895)	—	—	—	—
Total operating expenses	(271,800)	(189,788)	(132,556)	(157,709)	(37,637)
Operating income/(loss)	71,007	17,792	(17,175)	(75,599)	1,161
Other income and expense:
Financial expenses	(20,770)	(2,705)	(8,512)	(7,060)	(3,231)
Realized gain / (loss) on derivative financial instruments	17	3	443	—	(280)
Unrealized gain / (loss) on derivative financial instruments	264	567	(1,231)	—	—
Financial income	203	1,147	35	51	37
Share of profit from associate	1,473	369	—	—	—
Other expense, net	(103)	(158)	(97)	(119)	(509)
Total other income and expense	(18,916)	(777)	(9,362)	(7,128)	(3,983)
Net income/(loss)	$52,091	$17,015	$(26,537)	$(82,727)	$(2,822)
Earnings/(loss) per common share:(2)
Basic earnings / (loss) per share	$0.30	$0.12	$(0.64)	$(2.88)	$(0.18)
Diluted earnings / (loss) per share	$0.30	$0.11	$(0.64)	$(2.88)	$(0.18)
Basic weighted average shares outstanding	171,851,061	146,504,055	41,413,339	28,704,876	15,600,813
Diluted weighted average shares outstanding	176,292,802	148,339,378	41,413,339	28,704,876	15,600,813

	As of December 31,
In thousands of U.S. dollars	2014	2013	2012	2011	2010
Balance sheet data
Cash and cash equivalents	$116,143	$78,845	$87,165	$36,833	$68,187
Vessels and drydock	1,971,878	530,270	395,412	322,458	333,425
Vessels under construction	404,877	649,526	50,251	60,333	—
Total assets	2,804,643	1,646,676	573,280	448,230	412,268
Current and non-current debt	1,571,522	167,129	142,459	145,568	143,188
Shareholders’ equity	1,162,848	1,450,723	414,790	286,853	264,783

	For the year ended December 31,
In thousands of U.S. dollars	2014	2013	2012	2011	2010
Cash flow data
Net cash inflow/(outflow)
Operating activities	$93,916	$(5,655)	$(1,928)	$(12,452)	$4,907
Investing activities	(1,158,234)	(935,101)	(90,155)	(122,573)	(245,595)
Financing activities	1,101,616	932,436	142,415	103,671	308,431

(1)	In the year ended December 31, 2011, we recorded an impairment charge of $66.6 million for 12 owned vessels.

(2)
Basic earnings per share is calculated by dividing the net income/(loss) attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by adjusting the net income/(loss) attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

The following table sets forth our other operating data. This data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	For the year ended December 31,
	2014	2013	2012	2011	2010
Average Daily Results
Time charter equivalent per day(1)	$15,935	$14,369	$12,960	$12,898	$16,213
Vessel operating costs per day(2)	6,802	6,781	7,605	7,581	8,166
Aframax/LR2
TCE per revenue day (1)	18,621	12,718	10,201	14,951	12,460
Vessel operating costs per day(2)	6,789	8,203	8,436	6,960	8,293
Panamax/LR1
TCE per revenue day (1)	16,857	12,599	14,264	14,743	19,413
Vessel operating costs per day(2)	8,332	7,756	7,714	7,891	8,189
MR
TCE per revenue day (1)	15,297	16,546	12,289	12,092	—
Vessel operating costs per day(2)	6,580	6,069	6,770	6,748	—
Handymax
TCE per revenue day (1)	14,528	12,862	13,069	11,343	9,507
Vessel operating costs per day(2)	6,704	6,852	7,594	7,619	8,107
Fleet data
Average number of owned vessels (3)	31.60	15.94	10.81	11.29	6.19
Average number of time chartered-in vessels (3)	26.30	22.85	9.18	4.95	0.06
Drydock
Expenditures for drydock (in thousands of U.S. dollars)	$1,290	$—	$2,869	$2,624	$974

(1)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent, or TCE, per revenue day. Vessels in the pool and on time charter do not incur significant voyage expenses; therefore, the revenue for pool vessels and time charter vessels is the same as their TCE revenue. Please see “Item 5. Operating and Financial Review and Prospects- Important Financial and Operational Terms and Concepts” for a discussion of TCE revenue, revenue days and voyage expenses.

(2)
Vessel operating costs per day represent vessel operating costs, as such term is defined in “Item 5. Operating and Financial Review and Prospects-Important Financial and Operational Terms and Concepts,” divided by the number of days the vessel is owned during the period.

(3)	For a definition of items listed under “Fleet Data,” please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects.”

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
The following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our securities. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for the payment of dividends on our common shares and interest on our debt securities, or the trading price of our securities.

RISKS RELATED TO OUR INDUSTRY
If the tanker industry, which historically has been cyclical, becomes depressed in the future, our earnings and available cash flow may be adversely affected.
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. While tanker charter rates increased in the fourth quarter of 2014 from rates obtained since the financial crisis that began in 2008, a worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or recharter our vessels or to sell them on the expiration or termination of their charters, and the rates payable in respect of our vessels currently operating in tanker pools, or any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence demand for tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	regional availability of refining capacity and inventories;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, and strikes;

•	the distance over which oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.
The factors that influence the supply of tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the number of vessels that are out of service; namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire;

•	environmental concerns and regulations;

•	port or canal congestion; and

•	speed of vessel operation.
In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing tanker fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations.  These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our tankers will be dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products to be transported by sea.  Given the number of new tankers currently on order with the shipyards, the capacity of the global tanker fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth.  Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

We are dependent on spot-oriented pools and spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
As of March 30, 2015, all except four of our vessels were employed in either the spot market or in spot market-oriented tanker pools, such as the Scorpio LR2 Pool, the Scorpio Panamax Tanker Pool, the Scorpio MR Pool, or the Scorpio Handymax Tanker Pool, which we refer to collectively as the Scorpio Group Pools and which are managed members of the Scorpio Group, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Group Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
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
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. According to Drewry Shipping Consultants Ltd., or Drewry, as of February 28, 2015, the newbuilding order book, which extends to 2018 and beyond, equaled approximately 18.2% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, West Africa and in the Gulf of Aden. Since 2010, sea piracy incidents continue to occur, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Changes in fuel, or bunkers, prices may adversely affect profits.
Fuel, or bunkers, is typically the largest expense in our shipping operations for our vessels and changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability.
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
Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the U.S. Clean Air Act, U.S. Clean Water Act, or the CWA and the U.S. Marine Transportation Security Act of 2002, European Union Regulation, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL including the designation of Emission Control Areas thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the International Convention on Load Lines of 1966, as from time to time amended, or the LL Convention, the International Convention of Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Ship and Port Facility Security Code. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. For example, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, adopted by the UN International Maritime Organization in February 2004, calls for the phased introduction of mandatory reducing living organism limits in ballast water over time. In order to comply with these living organism limits, vessel owners may have to install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems. Adoption of the BWM Convention standards could have an adverse material impact on our business, financial condition and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems. In addition, 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws.

These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-nautical mile exclusive economic zone around the United States (unless the spill results solely from, under certain limited circumstances, the act or omission of a third party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.
If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code, promulgated by the IMO under SOLAS. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports.

Adverse market conditions could cause us to breach covenants in our debt facilities and adversely affect our operating results.
The market values of tankers have generally experienced high volatility. The market prices for tankers declined significantly from historically high levels reached in early 2008 and remain at relatively low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other tanker companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. We believe that the current aggregate market value of our vessels will be in excess of loan to value amounts, including the minimum net worth provisions, required under our debt facilities. Please see “Item 5. Operating and Financial Review and Prospects.”
A decrease in vessel values or a failure to meet the financial ratios and other covenants required by our debt facilities could cause us to breach certain covenants in our existing debt facilities and future financing agreements that we may enter into from time to time. If we breach such covenants and are unable to remedy the relevant breach or obtain a waiver, our lenders could accelerate our debt and foreclose on our owned vessels. Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. For the year ended December 31, 2014, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss, however we did record a $3.9 million write-down resulting from the designation of STI Heritage and STI Harmony as held for sale and an additional $0.1 million write-down on Venice. For the year ended December 31, 2013, we recorded a $21.2 million write-down resulting from the designation of Senatore, Noemi, Venice and STI Spirit as held for sale. Noemi was sold on March 2014, Senatore and STI Spirit were sold on April 2014, Venice was sold on March 2015 and STI Harmony and STI Heritage are scheduled to be sold in April 2015. See “—Risks Related to Our Indebtedness” and “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources—Long-Term Debt Obligations and Credit Arrangements” for a more comprehensive discussion of our current debt facilities and the related risks.

If our vessels suffer damage due to the inherent operational risks of the tanker industry, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition.
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, and market disruptions, delay or rerouting, which may also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.
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
We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in Russia and the Middle East, including Egypt, and North Africa, including Libya, North Korea and the presence of the United States and other armed forces in Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, results of operations, cash flows, financial condition and available cash.
If our vessels call on ports located in countries that are subject to sanctions and embargos imposed by the U.S. or other governments that could adversely affect our reputation and the market for our securities.
Although no vessels owned or operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan, and Syria, in the future, our vessels may call on ports in these countries from time to time on charterers’ instructions. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions of companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.
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
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action,” or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and E.U. would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The U.S. has since extended the JPOA until November 24, 2014. At that time, the P5+1 and Iran agreed to a further extension of these measures until July 1, 2015. Despite the entry into, and the extension of, the JPOA, the sanctions relief provided under JPOA is limited, temporary and reversible, and Iran remains subject to strict and extensive sanctions for which no relief is provided under JPOA.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our securities may adversely affect the price at which our securities trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our securities may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
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
We, indirectly through Scorpio Ship Management S.A.M., or SSM, our technical manager, employ masters, officers and crews to man our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.
RISKS RELATED TO OUR BUSINESS
Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.
As of March 30, 2015, we were party to shipbuilding contracts with Hyundai Mipo Dockyard Co. Ltd., or HMD, SPP Shipbuilding Co., Ltd., or SPP, Hyundai Samho Heavy Industries Co. Ltd., or HSHI, Daewoo Shipbuilding & Marine Engineering Co., Ltd., or DSME, Daehan Shipbuilding Co. Ltd., or DHSC, and Sungdong Shipbuilding & Marine Engineering Co., Ltd, or SSME, for the construction of 14 newbuilding vessels, of which ten are expected to be delivered to us throughout 2015 and four in 2016. As of the same date, we have made total yard payments in the amount of $153.5 million, consisting of $16.3 million in common stock that has been issued and $137.2 million in cash. We have remaining yard installments in the amount of $467.1 million before we take possession of all of these vessels.
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
In addition, in the event HMD, SPP, HSHI, DSME, SSME or DHSC do not perform under their contracts and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.
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
One of our principal strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable tankers and/or shipping companies for acquisitions at attractive prices;

•	obtain required financing for our any new operations;

•	integrate any acquired tankers or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	enhance our customer base; and

•	improve our operating, financial and accounting systems and controls.

Our current operating and financial systems may not be adequate as we implement our plan to take delivery of 14 newbuilding vessels between the date of this annual report through 2016 and to expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we take delivery of our newbuilding vessels and if we further expand our fleet, we will need to recruit suitable additional seafarers and shore side administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees as we take delivery of our new vessels or expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced.
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
Our current business strategy includes potential growth through the acquisition of new and secondhand vessels. To the extent we decide to purchase secondhand vessels, we would be entitled to inspect them prior to purchase and this would not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.
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
Under time charter agreements, the charterer is responsible for voyage costs and the owner is responsible for the vessel operating costs. In addition to certain vessels on short-term time charter-out agreements, we currently have four vessels on long-term time charter-out agreements (with initial terms of one year or greater) and 20 vessels on time-charter-in agreements. When our owned vessels are employed under one of the Scorpio Group Pools, the pool is responsible for voyage expenses and we are responsible for vessel costs. As of March 30, 2015, 57 of our owned vessels and all of our time-chartered-in vessels were employed through the Scorpio Group Pools. When our vessels operate in the spot market, we are responsible for both voyage expenses and vessel operating costs. As of March 30, 2015, five of our vessels operated in the spot market and four vessels were on time charters. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Further, if our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash.
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
We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the year ended December 31, 2014, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss, however we did record a $3.9 million write-down resulting from the designation of STI Heritage and STI Harmony as held for sale and an additional $0.1 million write-down on Venice. For the year ended December 31, 2013, recorded a $21.2 million write-down resulting from the designation of Senatore, Noemi, Venice and STI Spirit as held for sale. Noemi was sold on March 2014, Senatore and STI Spirit were sold on April 2014, Venice was sold in March 2015 and the sales of STI Harmony and STI Heritage are expected to close in April 2015. We cannot assure you that there will not be further impairments in future years. Any additional impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our securities.
The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future debt facilities and we may incur a loss if we sell vessels following a decline in their market value.
The fair market values of our vessels have generally experienced high volatility. The fair market value of our vessels may increase and decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain provisions of our debt facilities and we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders and our subsidiaries may not be able to make distributions to us. The prepayment of certain debt facilities may be necessary to cause us to maintain compliance with certain covenants in the event that the value of the vessels fall below certain levels. Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in our financial statements, which could adversely affect our financial results and condition.

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
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to occur between 2032 to 2039, depending on the vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition, and available cash per share would be adversely affected. Any funds set aside for vessel replacement will reduce available cash.
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
We and our subsidiaries intend to take the position that we qualify for this statutory tax exemption for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our common shares, or 5% Shareholders, owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year, and there do not exist sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% Shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.
If we or our subsidiaries were not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for such year to an effective 2% United States federal income tax on the shipping income we or they derive during such year which is attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.
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
Our success depends to a significant extent upon the abilities and efforts of our technical manager, SSM, our commercial manager, Scorpio Commercial Management S.A.M., or SCM, and our management team. Our success will depend upon our and our managers’ ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition.
In addition, difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key man” life insurance on any of our officers.
Our technical and commercial managers are affiliates of the Scorpio Group, which is owned and controlled by the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member. In addition to our Chief Executive Officer, our President and our Chief Operating Officer each serve as members of the management team of Scorpio Bulkers, Inc. (NYSE: SALT), or Scorpio Bulkers, and in similar management positions in the Scorpio Group. These relationships may create conflicts of interest in matters involving or affecting us and our customers, including in the chartering, purchase, sale and operation of the vessels in our fleet versus vessels managed by other members of the Scorpio Group. Conflicts of interest may arise between us, on the one hand, and our commercial and technical managers, on the other hand. As a result of these conflicts, our commercial and technical managers, who have limited contractual duties, may favor their own or other owner’s interests over our interests. These conflicts may have unfavorable results for us.

Our founder, Chairman and Chief Executive Officer has affiliations with our commercial and technical managers which may create conflicts of interest.
Emanuele Lauro, our founder, Chairman and Chief Executive Officer, is a member of the Lolli-Ghetti family which owns and controls our commercial and technical managers. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of the date of this annual report, our commercial and technical managers provide commercial and technical management services to approximately 46 and 14 vessels respectively, other than the vessels in our fleet, that are owned, operated or managed by entities affiliated with Mr. Lauro, and such entities may acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations.
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
We have entered into, and may enter in the future, various contracts, including, charter and pooling agreements and debt facilities. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based debt facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers to make charter payments to us. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The failure of our charterers to meet their obligations under our charter agreements, on which we depend for our revenues, could cause us to suffer losses or otherwise adversely affect our business.
As of the date of this annual report, we employ four vessels under long-term time charter agreements (with initial terms of one year or greater) and we may enter into similar agreements in the future. The ability and willingness of each of our counterparties to perform their obligations under a time charter, spot voyage or other agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the tanker shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such as oil. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters. Our customers may fail to pay charterhire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased tanker charter rate levels. When we employ a vessel in the spot charter market, we generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and interest on our debt securities and compliance with covenants in our debt facilities.
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
Borrowing under our debt facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our debt facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling tankers; or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our debt facilities, our lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt even though the majority of the proceeds used to purchase the collateral vessels did not come from our debt facilities.
Our debt facilities contain restrictive covenants which may limit the amount of cash that we may use for other corporate activities, which could negatively affect our growth and cause our financial performance to suffer.
Our debt facilities impose operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries party thereto to, among other things:

•	\pay dividends and make capital expenditures if we do not repay amounts drawn under our debt facilities or if there is another default under our debt facilities;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

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
The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
We are incorporated under the laws of the Republic of the Marshall Islands and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands pursuant to the Marshall Islands Business Corporations Act on July 1, 2009. We provide seaborne transportation of refined petroleum products worldwide. We began our operations in October 2009 with three vessel owning and operating subsidiary companies. In April 2010, we completed our initial public offering and commenced trading on the New York Stock Exchange, or NYSE, under the symbol “STNG.” We have since expanded our fleet and as of March 30, 2015, our fleet consisted of 66 wholly owned tankers (10 LR2 tankers, two LR1 tankers, 15 Handymax tankers, and 39 MR tankers) with a weighted average age of approximately 1.1 years, and 20 time chartered-in tankers which we operate (seven Handymax tankers, three MR tankers, five LR1 tankers and five LR2 tankers), which we refer to collectively as our Operating Fleet. In addition, we currently have contracts for the construction of 14 newbuilding product tankers (six MR tankers and eight LR2 tankers), which we refer to as our Newbuilding Program. Of the vessels in our Newbuilding Program, ten are expected to be delivered to us throughout 2015 and four in 2016. We also own 16.3% of the outstanding shares of Dorian LPG Ltd., or Dorian. Dorian is a liquefied petroleum gas (LPG) shipping company that owns six Very Large Gas Carriers (VLGCs) and one pressurized gas carrier and has 16 VLGCs under construction as of March 30, 2015.
Our principal executive offices are located at 9, Boulevard Charles III, Monaco 98000 and our telephone number at that address is +377-9798-5716.
Fleet Development
Newbuilding vessels

Under our Newbuilding Program, we currently have contracts for the construction of 14 newbuilding product tankers with shipyards, including HMD, HSHI, SPP, DSME, DHSC and SSME, consisting of (i) four MR tankers with HMD for an aggregate purchase price of $146.5 million, (ii) two MR product tankers with SPP for an aggregate purchase price of $68.1 million, (iii) two LR2 product tankers with DHSC for an aggregate purchase price of $102.0 million, (iv) two LR2 product tankers with SSME for an aggregate purchase price of $102.0 million, (v) two LR2 product tankers with HSHI for an aggregate purchase price of $101.0 million, and (vi) two LR2 product tankers with DSME for an aggregate purchase price of $101.0 million. Of these vessels, ten are expected to be delivered to us throughout 2015 and four in 2016.
As of March 30, 2015, we have made total payments in the amount of $153.5 million, consisting of $16.3 million in common stock that has been issued and $137.2 million in cash as of that date. We have remaining yard installments in the amount of $467.1 million before we take possession of all of these vessels.
Owned vessels

We currently have 66 wholly-owned vessels in operation.
During 2014, we took delivery of 41 vessels in our Newbuilding Program, as set forth in the table below.
In March and April 2014, respectively, we sold Noemi and Senatore for an aggregate selling price of $44.0 million. As part of these sales, we repaid $22.7 million on our 2010 Revolving Credit Facility in March 2014, and as a result, the availability of this facility was reduced by such amount and the quarterly reduction reduced to $2.1 million from $3.1 million per quarter. Please see “Item 5, Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”
In April 2014, we sold STI Spirit for approximately $30.2 million. As part of this sale, we repaid in full our STI Spirit Credit Facility in the amount of $21.4 million.
In December 2014, we designated STI Heritage and STI Harmony as held for sale. As part of this designation, we recorded a $3.9 million write-down to remeasure these vessels at the lower of their carrying value and fair value less estimated costs to sell. Venice was sold in March 2015 for $13.0 million and STI Harmony and STI Heritage are scheduled to be sold in April 2015 for $61.5 million in aggregate.

We took delivery of the following vessels during the year ended December 31, 2014:

		Month	Vessel
	Name	Delivered	Type
1	STI Duchessa	January 2014	MR
2	STI Opera	January 2014	MR
3	STI Texas City	March 2014	MR
4	STI Meraux	April 2014	MR
5	STI San Antonio	May 2014	MR
6	STI Chelsea	May 2014	MR
7	STI Lexington	May 2014	MR
8	STI Comandante	May 2014	Handymax
9	STI Brixton	June 2014	Handymax
10	STI Venere	June 2014	MR
11	STI Virtus	June 2014	MR
12	STI Pimlico	July 2014	Handymax
13	STI Powai	July 2014	MR
14	STI Aqua	July 2014	MR
15	STI Dama	July 2014	MR
16	STI Elysees	July 2014	LR2
17	STI Hackney	August 2014	Handymax
18	STI Olivia	August 2014	MR
19	STI Mythos	August 2014	MR
20	STI Acton	September 2014	Handymax
21	STI Fulham	September 2014	Handymax
22	STI Camden	September 2014	Handymax
23	STI Benicia	September 2014	MR
24	STI Regina	September 2014	MR
25	STI St. Charles	September 2014	MR
26	STI Park	September 2014	LR2
27	STI Madison	September 2014	LR2
28	STI Orchard	September 2014	LR2
29	STI Battersea	October 2014	Handymax
30	STI Wembley	October 2014	Handymax
31	STI Mayfair	October 2014	MR
32	STI Yorkville	October 2014	MR
33	STI Finchley	November 2014	Handymax
34	STI Clapham	November 2014	Handymax
35	STI Milwaukee	November 2014	MR
36	STI Battery	November 2014	MR
37	STI Sloane	November 2014	LR2
38	STI Broadway	November 2014	LR2
39	STI Condotti	November 2014	LR2
40	STI Poplar	December 2014	Handymax
41	STI Soho	December 2014	MR

During the period from January 1, 2015 through March 30, 2015, we took delivery of ten additional vessels in our Newbuilding Program, as set forth in the table below.

		Month	Vessel
	Name	Delivered	Type
1	STI Tribeca	January 2015	MR
2	STI Hammersmith	January 2015	Handymax
3	STI Rotherhithe	January 2015	Handymax
4	STI Rose	January 2015	LR2
5	STI Gramercy	January 2015	MR
6	STI Veneto	January 2015	LR2
7	STI Alexis	February 2015	LR2
8	STI Bronx	February 2015	MR
9	STI Pontiac	March 2015	MR
10	STI Manhattan	March 2015	MR
Time chartered-in vessels

In February 2015, we took delivery of a previously announced time chartered-in LR2 tanker that was under construction in South Korea. The vessel is chartered-in for one year at $21,050 per day and the Company also has an option to extend the charter for one year at $22,600 per day.
In February 2015, we extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for six months at $16,250 per day beginning in March 2015.

In February 2015, we extended the time charter on an LR1 tanker that is currently time chartered-in. The term of the agreement is for one year at $16,250 per day beginning in March 2015.

In March 2015, we extended the time charter on an MR tanker that is currently time chartered-in. The term of the agreement is for one year at $15,200 per day beginning in May 2015.

Set forth below is certain information regarding our chartered-in fleet as of March 30, 2015.

	Name	Year built	Type	Delivery (1)	Charter Expiration	Rate ($/ day)
	Active as of March 30, 2015
1	Kraslava	2007	Handymax	January-11	May-15	13,650
2	Krisjanis Valdemars	2007	Handymax	February-11	May-15	13,650	(2)
3	Jinan	2003	Handymax	April-13	April-15	12,600
4	Iver Prosperity	2007	Handymax	September-13	April-16	13,500
5	Histria Azure	2007	Handymax	April-12	April-15	13,550
6	Histria Coral	2006	Handymax	July-11	July-15	13,550
7	Histria Perla	2005	Handymax	July-11	July-15	13,550
8	Targale	2007	MR	May-12	May-15	14,850	(3)
9	Nave Orion	2013	MR	March-13	April-15	14,300	(4)
10	Gan-Trust	2013	MR	January-13	January-16	16,750	(5)
11	SN Federica	2003	LR1	February-13	May-15	11,250	(6)
12	SN Azzurra	2003	LR1	December-13	August-15	13,600
13	King Douglas	2008	LR1	August-13	November-15	15,000
14	Hellespont Progress	2006	LR1	March-14	March-16	16,250	(7)
15	FPMC P Eagle	2009	LR1	September-12	September-15	14,525
16	FPMC P Hero	2011	LR2	April-13	May-15	15,500
17	Swarna Jayanti	2010	LR2	March-14	September-15	16,250
18	Densa Alligator	2013	LR2	September-13	September-15	17,550
19	Densa Crocodile	2015	LR2	February-15	February-16	21,050	(8)
20	Khawr Aladid	2006	LR2	July-13	July-15	15,400

	Time Charters That Expired In 2014
1	Freja Polaris	2004	Handymax	April-13	April-14	12,700
2	Iver Progress	2007	Handymax	October-13	September-14	12,500
3	Ugale	2007	MR	January-13	January-14	14,000
4	STX Ace 6	2007	MR	May-12	May-14	14,150
5	Gan-Triumph	2010	MR	May-13	June-14	14,150
6	Hafnia Lupus	2012	MR	April-12	April-14	14,760
7	Hellespont Promise	2007	LR1	December-12	August-14	14,250
8	Orange Stars	2011	LR2	April-13	April-14	16,125
9	Pink Stars	2010	LR2	April-13	April-14	16,125
10	Four Sky	2010	LR2	September-13	September-14	16,250
	Time Charters That Expired In 2015
1	USMA	2007	MR	January-13	January-15	14,500
2	FPMC P Ideal	2012	LR2	January-13	January-15	15,500
3	Southport	2008	LR2	December-13	February-15	15,700
4	Fair Seas	2008	LR2	January-13	March-15	17,500
(1) Represents delivery date or estimated delivery date.
(2) The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel's profits and losses above or below the daily base rate with the vessel’s owner.
(3) In March 2015, we declared an option to extend the charter for an additional year at $15,200 per day effective May 17, 2015. We also have an option to extend the charter for an additional year at $16,200 per day.
(4) We have an option to extend the charter for an additional year at $15,700 per day.
(5) We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

(6) We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the vessel owner whereby we split all of the vessel's profits above the daily base rate.
(7) We have an option to extend the charter for an additional year at $17,250 per day.
(8) We have an option to extend the charter for an additional year at $22,600 per day.

For additional information on our fleet development, please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures.”

Investment in Dorian LPG Ltd.
In July and August 2013, we entered into contracts with HSHI and DSME for the construction of nine VLGCs for $75.6 million each, and in October 2013, we entered into contracts with HSHI for the construction of two additional VLGCs for $75.0 million each.
In November 2013, we contributed our VLGC business, which included 11 VLGC newbuilding contracts, options to purchase two additional VLGCs and a cash payment of $1.9 million (together our “initial investment”) to Dorian in exchange for newly issued shares representing 30% of Dorian’s outstanding shares immediately following the transaction. As of the closing date of the transaction, we paid $83.1 million in installment payments for the 11 VLGC contracts. Additionally, in November 2013, we purchased 24,121,621 new shares of Dorian’s common stock as part of a private placement of shares for total consideration of $75.0 million. As part of the shareholder’s agreement, we are entitled to appoint one member to Dorian’s eight member board until we cease to beneficially own at least 10% of Dorian’s issued and outstanding common shares.
In February 2014, Dorian completed a follow on offering of common shares which resulted in the dilution of our ownership percentage to 26.5% from 30.0%.
In April 2014, Dorian effected a one for five reverse stock split of its common shares, reducing our total number of shares held in Dorian. Concurrently with this reverse stock split, Dorian issued 1,412,698 shares in a private placement to an investor that is unrelated to us. Accordingly, our ownership percentage in Dorian was reduced to 25.7% from 26.5% after giving effect to this private placement.
In May 2014, Dorian completed its initial public offering of common shares in the United States and commenced trading on the NYSE under the symbol “LPG.” As a result, our ownership percentage in Dorian decreased to 22.1% from 25.7% after giving effect to this transaction.
In June 2014, we acquired 7,500,000 of our common shares from an existing shareholder in exchange for 3,422,665 common shares of Dorian in a privately negotiated transaction. As a result, we recognized a gain of $10.9 million and our ownership percentage in Dorian decreased to 16.3% from 22.1% after giving effect to this transaction.

On October 29, 2014, Robert Bugbee, our President, resigned from the board of directors of Dorian. Accordingly, we determined that we no longer have significant influence over Dorian’s financial and operating decisions, and we therefore ceased equity accounting of this investment as of that date. As a result, we remeasured our investment in Dorian to its fair market value as of October 29, 2014, resulting in a write-down of $13.9 million.
Subsequent to October 29, 2014, our investment in Dorian is being accounted for as an “available for sale investment.” When a financial asset is classified as “available for sale,” changes in its fair market value are recorded within equity, through other comprehensive income. If all or a portion of the investment is sold, changes in fair market value previously recorded to other comprehensive income will be reclassified to the statement of income or loss at the date of sale. Any dividends received or impairment losses recognized are recorded to the statement of income or loss in the period they are incurred.
In November 2014, we exercised our rights under the shareholders agreement with Dorian to cause Dorian to register for re-sale under the Securities Act of 1933, as amended, or the Securities Act, all of the shares of Dorian that we own.

Other Recent Developments
Credit Facilities
$52.0 Million Loan Facility and $61.2 Million Loan Facility
In March 2015, we received commitments from two European financial institutions for two separate loan facilities of up to $113.2 million in aggregate to partially finance the purchase of four LR2 product tankers from Scorpio Bulkers, a related party, that was announced in December 2014.

The first proposed facility is a $52.0 million loan facility that will be used to finance a portion of the purchase price of two LR2 product tankers currently under construction at DHSC with expected deliveries in the first quarter of 2016 and the second quarter of 2016. This loan facility has a final maturity of seven years from the date of signing and bears interest at LIBOR plus a margin of 1.95% per annum.
The second proposed facility is a $61.2 million loan facility that will be used to finance a portion of the purchase price of two LR2 product tankers currently under construction at SSME with expected deliveries in the third quarter of 2016 and the fourth quarter of 2016. This loan facility has a final maturity of five years from the date of delivery of each vessel and bears interest at LIBOR plus a margin ranging between 1.95% and 2.40% per annum (depending on the advance ratio).
These loan facilities are subject to customary conditions precedent and the execution of definitive documentation.
$30.0 Million Term Margin Loan Facility

In March 2015, we entered into a term margin loan facility with Nomura Securities International, Inc., or Nomura, for up to $30.0 million.  The 9,392,083 shares that we own in Dorian have been pledged as collateral under this facility, and we are subject to certain covenants, including a loan to value ratio based on the amount outstanding and the market value of the shares that are collateral.  Interest on the facility is LIBOR plus 4.50% per annum and the facility matures in March 2016, which can be extended to March 2017 at Nomura’s option, at which time a balloon payment will be due.  The outstanding balance was $30.0 million as of March 30, 2015, and the facility was fully drawn.

The following activity relating to our secured credit facilities has taken place in 2015:

		Drawdown amount
	Credit Facility	(in $ millions)	Drawdown date	Collateral
1	K-Sure Credit Facility	$19.9	January 2015	STI Gramercy
2	KEXIM Credit Facility	30.3	January 2015	STI Veneto
3	2013 Credit Facility	35.4	January 2015	STI Alexis
4	K-Sure Credit Facility	19.5	February 2015	STI Bronx
5	2013 Credit Facility	19.5	March 2015	STI Pontiac
6	K-Sure Credit Facility	19.5	March 2015	STI Manhattan
7	K-Sure Credit Facility	30.3	March 2015	STI Winnie	(1)

(1) Amount drawn on March 26, 2015 to finance the delivery of STI Winnie, which is scheduled to be delivered on March 31, 2015.

Dividend Declaration

In February 2015, our board of directors declared a quarterly cash dividend of $0.12 per share, payable on March 30, 2015 to shareholders of record as of March 13, 2015.

B. Business Overview
We provide seaborne transportation of refined petroleum products and crude oil worldwide. As of March 30, 2015, our fleet consisted of 66 wholly owned tankers (10 LR2 tankers, two LR1 tankers, 15 Handymax tankers and 39 MR tankers) with a weighted average age of approximately 1.1 years, and 20 time chartered-in tankers which we operate (seven Handymax tankers, three MR tankers, five LR1 tankers and five LR2 tankers), which we refer to collectively as our Operating Fleet. In addition, we currently have contracts for the construction of 14 newbuilding product tankers (six MR tankers and eight LR2 tankers), which we refer to as our Newbuilding Program. Of the vessels in our Newbuilding Program, ten are expected to be delivered to us throughout 2015 and four in 2016. We also own approximately 16.3% of the outstanding shares of Dorian.

The following table sets forth certain information regarding our fleet as of March 30, 2015:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Brixton	2014	38,000	1A	SHTP (1)	Handymax
3	STI Comandante	2014	38,000	1A	SHTP (1)	Handymax
4	STI Pimlico	2014	38,000	1A	SHTP (1)	Handymax
5	STI Hackney	2014	38,000	1A	SHTP (1)	Handymax
6	STI Acton	2014	38,000	1A	SHTP (1)	Handymax
7	STI Fulham	2014	38,000	1A	SHTP (1)	Handymax
8	STI Camden	2014	38,000	1A	SHTP (1)	Handymax
9	STI Battersea	2014	38,000	1A	SHTP (1)	Handymax
10	STI Wembley	2014	38,000	1A	SHTP (1)	Handymax
11	STI Finchley	2014	38,000	1A	SHTP (1)	Handymax
12	STI Clapham	2014	38,000	1A	SHTP (1)	Handymax
13	STI Poplar	2014	38,000	1A	SHTP (1)	Handymax
14	STI Hammersmith	2015	38,000	1A	SHTP (1)	Handymax
15	STI Rotherhithe	2015	38,000	1A	SHTP (1)	Handymax
16	STI Amber	2012	52,000	—	SMRP(4)	MR
17	STI Topaz	2012	52,000	—	SMRP(4)	MR
18	STI Ruby	2012	52,000	—	SMRP(4)	MR
19	STI Garnet	2012	52,000	—	SMRP(4)	MR
20	STI Onyx	2012	52,000	—	SMRP(4)	MR
21	STI Sapphire	2013	52,000	—	SMRP(4)	MR
22	STI Emerald	2013	52,000	—	SMRP(4)	MR
23	STI Beryl	2013	52,000	—	SMRP(4)	MR
24	STI Le Rocher	2013	52,000	—	SMRP(4)	MR
25	STI Larvotto	2013	52,000	—	SMRP(4)	MR
26	STI Fontvieille	2013	52,000	—	SMRP(4)	MR
27	STI Ville	2013	52,000	—	SMRP(4)	MR
28	STI Duchessa	2014	52,000	—	SMRP(4)	MR
29	STI Opera	2014	52,000	—	SMRP(4)	MR
30	STI Texas City	2014	52,000	—	Time Charter (5)	MR
31	STI Meraux	2014	52,000	—	Time Charter (6)	MR
32	STI Chelsea	2014	52,000	—	SMRP(4)	MR
33	STI Lexington	2014	52,000	—	SMRP(4)	MR
34	STI San Antonio	2014	52,000	—	Time Charter (6)	MR
35	STI Venere	2014	52,000	—	SMRP(4)	MR
36	STI Virtus	2014	52,000	—	SMRP(4)	MR
37	STI Powai	2014	52,000	—	SMRP(4)	MR
38	STI Aqua	2014	52,000	—	SMRP(4)	MR
39	STI Dama	2014	52,000	—	SMRP(4)	MR
40	STI Olivia	2014	52,000	—	SMRP(4)	MR
41	STI Mythos	2014	52,000	—	SMRP(4)	MR
42	STI Benicia	2014	52,000	—	Time Charter (6)	MR
43	STI Regina	2014	52,000	—	SMRP(4)	MR

44	STI St. Charles	2014	52,000	—	SMRP(4)	MR
45	STI Mayfair	2014	52,000	—	SMRP(4)	MR
46	STI Yorkville	2014	52,000	—	SMRP(4)	MR
47	STI Milwaukee	2014	52,000	—	SMRP(4)	MR
48	STI Battery	2014	52,000	—	SMRP(4)	MR
49	STI Soho	2014	52,000	—	SMRP(4)	MR
50	STI Tribeca	2015	52,000	—	Spot	MR
51	STI Gramercy	2015	52,000	—	Spot	MR
52	STI Bronx	2015	52,000	—	Spot	MR
53	STI Pontiac	2015	52,000	—	Spot	MR
54	STI Manhattan	2015	52,000	—	Spot	MR
55	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
56	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
57	STI Elysees	2014	109,999	—	SLR2P (3)	LR2
58	STI Madison	2014	109,999	—	SLR2P (3)	LR2
59	STI Park	2014	109,999	—	SLR2P (3)	LR2
60	STI Orchard	2014	109,999	—	SLR2P (3)	LR2
61	STI Sloane	2014	109,999	—	SLR2P (3)	LR2
62	STI Broadway	2014	109,999	—	SLR2P (3)	LR2
63	STI Condotti	2014	109,999	—	SLR2P (3)	LR2
64	STI Rose	2015	109,999	—	SLR2P (3)	LR2
65	STI Veneto	2015	109,999	—	SLR2P (3)	LR2
66	STI Alexis	2015	109,999	—	SLR2P (3)	LR2

	Total owned DWT		3,844,973

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (7)
	Time chartered-in vessels
67	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$13,650	18-May-15
68	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$13,650	14-Apr-15	(8)
69	Jinan	2003	37,285	—	SHTP (1)	Handymax	$12,600	28-Apr-15
70	Iver Prosperity	2007	37,412	—	SHTP (1)	Handymax	$12,500	03-Apr-16	(9)
71	Histria Azure	2007	40,394	—	SHTP (1)	Handymax	$13,550	04-Apr-15
72	Histria Coral	2006	40,426	—	SHTP (1)	Handymax	$13,550	17-Jul-15
73	Histria Perla	2005	40,471	—	SHTP (1)	Handymax	$13,550	15-Jul-15
74	Targale	2007	49,999	—	SMRP(4)	MR	$14,850	17-May-16	(10)
75	Nave Orion	2013	49,999	—	SMRP(4)	MR	$14,300	13-Apr-15	(11)
76	Gan-Trust	2013	51,561	—	SMRP(4)	MR	$16,250	06-Jan-16	(12)
77	SN Federica	2003	72,344	—	SPTP (2)	LR1	$11,250	15-May-15	(13)
78	SN Azzurra	2003	72,344	—	SPTP (2)	LR1	$13,600	31-Aug-15
79	King Douglas	2008	73,666	—	SPTP (2)	LR1	$15,000	08-Nov-15
80	Hellespont Progress	2006	73,728	—	SPTP (2)	LR1	$16,250	18-Mar-16	(14)
81	FPMC P Eagle	2009	73,800	—	SPTP (2)	LR1	$14,525	09-Sep-15
82	FPMC P Hero	2011	99,995	—	SLR2P (3)	LR2	$15,500	02-May-15
83	Swarna Jayanti	2010	104,895	—	SLR2P (3)	LR2	$16,250	11-Sep-15	(15)
84	Densa Crocodile	2015	105,408	—	SLR2P (3)	LR2	$21,050	07-Feb-16	(16)

85	Densa Alligator	2013		105,708	—	SLR2P (3)	LR2	$17,550	17-Sep-15
86	Khawr Aladid	2006		106,003	—	SLR2P (3)	LR2	$15,400	11-Jul-15

	Total time chartered-in DWT			1,309,962

	Newbuildings currently under construction
	Vessel Name	Yard		DWT	Ice class	Vessel type

87	Hull 2490 - TBN STI Osceola	HMD	(17)	52,000	—	MR
88	Hull 2492 - TBN STI Notting Hill	HMD	(17)	52,000	—	MR
89	Hull 2493 - TBN STI Westminster	HMD	(17)	52,000	—	MR
90	Hull 2475 - TBN STI Seneca	HMD	(17)	52,000	—	MR
91	Hull S1170 - TBN STI Queens	SPP	(18)	52,000	—	MR
92	Hull S1168 - TBN STI Brooklyn	SPP	(18)	52,000	—	MR
93	Hull S715 - TBN STI Oxford	HSHI	(19)	109,999	—	LR2
94	Hull S716 - TBN STI Connaught	HSHI	(19)	109,999	—	LR2
95	Hull 5398 - TBN STI Winnie	DSME	(20)	109,999	—	LR2
96	Hull 5399 - TBN STI Lauren	DSME	(20)	109,999	—	LR2
97	Hull S3120 - TBN STI Selatar	SSME	(21)	109,999	—	LR2
98	Hull S3121 - TBN STI Rambla	SSME	(21)	109,999	—	LR2
99	Hull 5003 - TBN STI Grace	DHSC	(22)	109,999	—	LR2
100	Hull 5004 - TBN STI Jermyn	DHSC	(22)	109,999	—	LR2

	Total newbuilding product tankers DWT			1,191,992

	Total Fleet DWT			6,346,927

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.

(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.

(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.

(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.

(5)	This vessel is on a time charter agreement for two years, which also contains a 50% profit sharing provision whereby we split all of the vessel's profits above the daily base rate with the charterer.

(6)
This is one of three vessels on a one-year time charter agreement that expires between May and September 2015. These agreements contain a 50% profit sharing provision whereby we split all of the vessel's profits above the daily base rate with the charterer.

(7)	Redelivery from the charterer is plus or minus 30 days from the expiry date.

(8)	The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel's profits and losses above or below the daily base rate with the vessel’s owner.

(9)	In September 2014, we declared an option to extend the charter for an additional year at $13,500 per day effective March 3, 2015.

(10)
In March 2015, we declared an option to extend the charter for an additional year at $15,200 per day effective May 2015. We have an option to extend the charter for an additional year at $16,200 per day.

(11)	We have an option to extend the charter for an additional year at $15,700 per day.

(12)
The rate for the first year of this agreement was $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

(13)
We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the vessel's owner whereby we split all of the vessel's profits above the daily base rate.

(14)
In February 2015, we declared an option to extend the charter for an additional year at $16,250 per day effective March 18, 2015. We have an option to extend the charter for an additional year at $17,250 per day.

(15)	In February 2015, we declared an option to extend the charter for an additional six months at $16,250 per day effective March 11, 2015.

(16)	This vessel was delivered in February 2015. We have an option to extend the charter for an additional year at $22,600 per day.

(17)	These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). They are expected to be delivered in the second quarter of 2015.

(18)	These newbuilding vessels are being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea). They are expected to be delivered in the second quarter of 2015.

(19)	These newbuilding vessels are being constructed at HSHI (Hyundai Samho Heavy Industries Co., Ltd). They are expected to be delivered in the second quarter of 2015.

(20)	These newbuilding vessels are being constructed at DSME (Daewoo Shipbuilding and Marine Engineering). One vessel is expected to be delivered in the first quarter and one in the second quarter of 2015.

(21)
These newbuilding vessels are being constructed at SSME (Sungdong Shipbuilding & Marine Engineering Co., Ltd). One vessel is expected to be delivered in the third quarter and one in the fourth quarters of 2016.

(22)	These newbuilding vessels are being constructed at DHSC (Daehan Shipbuilding Co. Ltd). These two vessels are expected to be delivered in the first and second quarters of 2016.

Chartering Strategy

Generally, we operate our vessels in commercial pools on time charters or in the spot market.
Commercial Pools

To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. As of March 30, 2015, 57 of the vessels in our Operating Fleet operate in one of the Scorpio Group Pools. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.
Time Charters

Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. In the future, we may opportunistically look to enter our vessels into time charter contracts. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit if the spot market increases. As of the date of this annual report, four of the vessels in our Operating Fleet are operating under long-term time charters (with initial terms of one year or greater).
Spot Market

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but may enable us to capture increased profit margins during periods of improvements in tanker rates. As of March 30, 2015, five of the vessels in our Operating Fleet were operating directly in the spot market.
Management of our Fleet
Commercial and Technical Management

Our vessels are commercially managed by SCM and technically managed by SSM pursuant to a Master Agreement, which may be terminated upon two years notice. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.

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
SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We currently pay SSM $685 per vessel per day to provide technical management services for each of our vessels, which is the same fee that SSM charges to third parties.
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
We also pay our Administrator a fee for arranging vessel purchases and sales for us, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. For the year ended December 31, 2014, we paid our Administrator $26.1 million in aggregate for arranging vessel sales and purchases, which consisted of $11.7 million related to the purchase and delivery of 33 newbuilding vessels, $14.0 million relating to the purchase and sale of our seven Very Large Crude Carriers, or VLCCs, under construction, and $0.4 million relating to the sales of Noemi and Senatore. We believe this 1% fee on purchases and sales is customary in the tanker industry.
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
The International Oil Tanker Shipping Industry
All the information and data presented in this section, including the analysis of the oil tanker shipping industry, has been provided by Drewry. The statistical and graphical information contained herein is drawn from Drewry’s database and other sources. According to Drewry: (i) certain information in Drewry’s database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; and (iii) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Oil Tanker Demand

In broad terms, demand for oil products traded by sea is principally affected by world and regional economic conditions, as well as other factors such as changes in the location of productive capacity, and variations in the regional prices.

Demand for shipping capacity is a product of the physical quantity of the cargo (measured, depending on the cargo in terms of tons or cubic metrics) together with the distance the cargo is carried. Demand cycles move broadly in line with developments in the global economy, with demand for products slowing significantly in the period immediately after the onset of the global economic downturn in late 2008, before recovering gradually from 2011 onwards with the general improvement in the economic climate.
Product tankers carry certain refined products, such as fuel oil and vacuum gas oil (often referred to as “dirty products”), gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as “clean products”), and sometimes crude oil. In addition, some product tankers are able to carry bulk liquid chemicals and edible oils and fats. Clean petroleum products are carried by IMO and non-IMO certified tankers. IMO tankers also carry, depending on their tank coatings, a range of other products including organic and inorganic bulk liquid chemicals, vegetable oils and animal fats and special products such as molasses.
World Oil Consumption: 1990-2014
(Million Barrels Per Day)

Source: Drewry
World oil consumption has generally experienced sustained growth over the last two decades, although it declined between 2008 and 2009 due to the steep downturn in the global economy. Provisional data for 2014, however, suggests world oil demand was 92.5 million barrels per day, and since 1990 it has grown at a compound annual growth rate, or CAGR, of approximately 1.4%.
Regionally, while oil consumption has been static or slightly declining in most of the developed world, consumption is increasing in most of the developing world. In recent years, Asia, in particular China has been the main generator of additional demand for oil, with this demand largely supplied from traditional sources such as the Middle East. In the period 2004 to 2014 Chinese oil consumption grew by a CAGR of 5.0 % to reach 10.4 million barrels per day.
Oil consumption on a per capita basis also remains low in countries such as China and India when compared with the United States and Western Europe, but it is nonetheless growing rapidly thereby leading to increases in crude oil and refined product imports, as both countries have insufficient domestic supplies to meet demand.
Oil Product Exports & Imports
A significant development in the product tanker industry in recent years has been the growth of exports from the United States. Historically, the United States was a net importer of products, but this situation has changed with the exploitation of shale reserves in the United States and the growth in domestic oil production. In the period 2004-2014 exports of products from the United States increased from 0.66 million bpd in January 2004 to 3.55 million barrels per day, or bpd, in December 2014, with much of the increase in exports going to South America to satisfy growing local demand.

Oil Product Exports - Major Growth Regions
(Million Bpd)

Source: Drewry
In the United States, a combination of moderate oil demand and increased availability of crude oil supplies from tight oil and offshore sources has led to a situation where large scale exports of products are feasible, especially middle distillates from the U.S. Gulf. In light of the projected growth in United States crude oil production, and strong demand growth in South America combined with increasing long-haul flows to Asia, this is a trend which seems likely to continue. Other United States exports have been moving transatlantic into Europe, where local refinery shutdowns have supported import demand.
Oil Product Imports - Major Growth Regions
(’000 Bpd)

Source: Drewry

Product trades are also affected by the location of refinery capacity. During the past five years, some oil producing regions in the developing, particularly, the Middle East and Asia, have expanded their own refinery capacity, as poor financial margins have forced refinery closures in the developed world, especially in Europe and on the United States East Coast. In addition, most of the planned increases in global refinery capacity are scheduled to take place in the Middle East and Asia. Therefore, the recent trends in the location of global refinery capacity look set to continue.
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
Current Tanker Fleet
As of February 28, 2015, the total oil tanker fleet (crude, products and product/chemical tankers) consisted of 3,138 ships with a combined capacity of 407.0 million dwt.
The Oil Tanker Fleet - February 28, 2015

Vessel Type	Deadweight Tons	Number of	% of Fleet	Capacity	% of Fleet
	(DWT)	Vessels		(M DWT )
Crude Tankers
VLCC	200,000+	582	31.2	178.0	53.5
Suezmax	120-199,999	482	25.8	74.7	22.5
Aframax	80-119,999	678	36.3	72.9	21.9
Panamax	55-79,999	89	4.8	6.1	1.8
Handymax	10-54,999	37	2.0	0.8	0.3
Total Crude Fleet		1,868	100.0	332.6	100.0

Product Tankers
Long Range 2 (LR2)	80,000+	219	17.2	24.3	32.7
Long Range 1 (LR1)	55-79,999	297	23.4	21.7	29.2
Medium Range 2 (MR2)	40-54,999	457	36.0	21.4	28.7
Medium Range 1 (MR1)	25-39,999	140	11.0	4.7	6.4
Handy	10-24,999	157	12.4	2.3	3.0
Total Product Fleet		1,270	100.0	74.4	100.0

Total Fleet
VLCC	200,000+	582	18.5	178.0	43.7
Suezmax	120-199,999	482	15.4	74.7	18.4
Aframax	80-119,999	897	28.6	97.3	23.9
Panamax	55-79,999	386	12.3	27.9	6.8
Handy/Handymax	10-54,999	791	25.2	29.2	7.2
Total Tanker Fleet		3,138	100.0	407.0	100.0
Source: Drewry

The tanker fleet can be divided between crude tankers that carry crude oil or residual fuel oil (“dirty” products), product tankers that carry refined petroleum products (“clean” products) such as gasoline, jet fuel, kerosene, naphtha and gas oil, and product/chemical tankers which have the ability to carry products and some easy chemicals.

Overall, there is no industry accepted standard definition of the world oil product tanker fleet but typically the fleet can be divided into four major categories based on vessel size. The world product tanker fleet as of the end of February 2015 consisted of 1,270 ships with a combined capacity of 74.4 million dwt. The breakdown of the fleet by size together with the orderbook for newbuilding product tankers as of February 28, 2015 is illustrated in the table below.
The World Product Tanker Fleet(1)& Orderbook - February 28, 2015

Vessel Type	Deadweight Tons	Number of	% of Fleet	Capacity	% of Fleet
	(DWT)	Vessels		(M DWT )

Product Tankers
Long Range 2 (LR2)	80,000+	219	17.2	24.3	32.7
Long Range 1 (LR1)	55-79,999	297	23.4	21.7	29.2
Medium Range 2 (MR2)	40-54,999	457	36.0	21.4	28.7
Medium Range 1 (MR1)	25-39,999	140	11.0	4.7	6.4
Handy	10-24,999	157	12.4	2.3	3.0
Total Product Fleet		1,270	100.0	74.4	100.0

	Deadweight					Scheduled Deliveries
	Tons	Orderbook		% Fleet		2015		2016		2017		2018+
Vessel Type	(DWT)	No	M Dwt	No	Dwt	No	M Dwt	No	M Dwt	No	M Dwt	No	M Dwt
Product Tankers
Long Range 2 (LR2)	80,000+	68	7.8	31.1	31.9	38	4.3	21	2.4	9	1.1	0	0.0
Long Range 1 (LR1)	55-79,999	36	2.6	12.1	12.1	4	0.3	26	1.9	6	0.4	0	0.0
Medium Range 2 (MR2)	40-54,999	54	2.7	11.8	12.5	39	1.9	13	0.6	0	0.0	2	0.1
Medium Range 1 (MR1)	25-39,999	12	0.4	0.0	0.0	2	0.1	6	0.2	3	0.1	1	0.0
Handy	10-24,999	4	0.1	0.0	0.0	4	0.1	0	0.0	0	0.0	0	0.0
Total Product Fleet		174	13.6	13.7	18.2	87	6.7	66	5.1	18	1.6	3	0.1

(1) Product and product/chemical tankers only, excludes pure chemical tankers
Source: Drewry

As of February 28, 2015, the world product tanker orderbook for all vessels above 10,000 dwt comprised 174 ships with a combined capacity of 13.6 million dwt, equivalent to 18.2% of the existing fleet. Most of the ships on order are due to be delivered in 2015/2016, although it is worth noting that in recent years the orderbook has been affected by the non-delivery of vessels. Product tankers scheduled for delivery were not delivered for a variety of reasons, including delays, either through mutual agreement or through shipyard problems, and some were due to vessel cancellations. Slippage and non-delivery is likely to remain an issue going forward and will continue to moderate fleet growth.

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

Oil Tanker - Spot (TCE) Rates
(US$/Day)

Year	Caribs	NW Europe	West Africa	AG
	USAC	NW Europe	Caribs/USES	Japan
	40-70,000 DWT	70-100,000 DWT	150-160,000 DWT	280-300,000 DWT

2000	28,375	40,375	40,950	52,450
2001	26,300	35,308	31,992	36,891
2002	16,567	22,800	19,325	21,667
2003	28,833	41,883	37,367	49,342
2004	42,158	55,408	64,792	95,258
2005	34,933	57,517	40,883	59,125
2006	28,792	47,067	40,142	51,142
2007	30,100	41,975	35,392	45,475
2008	36,992	56,408	52,650	89,300
2009	13,450	19,883	20,242	29,483
2010	17,950	27,825	19,658	40,408
2011	11,000	12,283	8,909	19,933
2012	15,245	9,625	10,517	17,617
2013	14,783	12,000	7,500	16,417
2014	18,217	33,075	21,200	24,892
Feb-15	32,500	36,300	32,300	59,100
Source: Drewry

Between 2003 and 2007, the differential between demand and supply for tankers remained narrow and product tanker freight rates were generally firm. Following the recent recession, product tanker demand slowed, coinciding with substantial tonnage entering the fleet, driving earnings down. In late 2013, rates started to move upwards and this upward momentum was maintained during most of 2014. In the opening months of 2015, rates have remained strong due to a combination of increases in oil trades and tanker demand, very low growth in overall fleet supply and positive market sentiment.
Oil Tanker Newbuilding Prices
Newbuilding prices increased significantly between 2003 and 2007 primarily as a result of increased tanker demand. Thereafter prices weakened in the face of a poor freight market and lower levels of new ordering. In late 2013, prices started to recover and they continued to edge up slowly during 2014. Nevertheless, for most oil tanker sizes, they are still below the peaks reported at the height of the market boom in 2008, and also below long term averages.

Oil Tankers: Newbuilding Prices
(In millions of U.S. Dollars)

Year End	30,000	50,000	75,000	110,000	160,000	300,000
	DWT	DWT	DWT	DWT	DWT	DWT

2000		31.5	36.5	41.0	49.5	76.0
2001	0.0	27.0	33.5	38.0	47.0	72.0
2002	0.0	26.5	31.0	36.0	44.0	66.0
2003	28.5	30.5	34.5	40.0	52.0	73.0
2004	34.0	39.0	41.0	57.0	68.0	105.0
2005	37.5	42.0	43.0	59.0	71.0	120.0
2006	40.5	47.5	50.0	65.0	78.0	128.0
2007	46.0	54.0	64.0	78.0	90.0	146.0
2008	40.0	46.5	57.0	71.5	87.0	142.0
2009	31.0	36.0	42.5	52.0	62.0	101.0
2010	33.0	36.0	46.0	57.0	67.0	105.0
2011	31.5	36.0	44.0	52.8	61.7	99.0
2012	30.0	33.0	42.0	48.0	56.5	92.0
2013	31.0	35.0	43.0	51.5	59.0	93.5
2014	32.9	36.9	45.5	54.0	64.8	98.5
Feb-15	32.5	36.5	45.0	53.0	65.0	96.5
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

The table below illustrates the movements of prices (expressed in US$ million) for second hand oil tankers from 2000 to February 2015. In the last few months of 2013, prices for all modern tankers started to rise as a result of the rise in freight rates and more positive market sentiment and further gains were recorded in 2014, and the opening months of 2015 for some sizes. However, as with newbuilding prices, in February 2015 they were still below long term averages.

Oil Tanker Secondhand Prices: 2000-2014
(In millions of U.S. Dollars)

Year End	30,000	45,000	75,000	95,000	150,000	300,000
	DWT	DWT	DWT	DWT	DWT	DWT
	5 Yrs	5 Yrs	5 Yrs	5 Yrs	5 Yrs	5 Yrs
2000	25.5	25.5	28.5	36.5	44.0	70.0
2001	25.0	25.0	25.5	34.5	41.5	63.0
2002	21.5	21.5	21.0	29.5	39.0	55.0
2003	29.5	29.5	24.0	37.0	47.0	70.0
2004	42.0	42.0	38.0	57.0	73.0	112.0
2005	45.5	45.5	39.0	58.0	75.0	110.0
2006	47.5	47.5	48.0	63.0	77.0	115.0
2007	52.0	52.0	59.0	68.5	91.5	130.0
2008	42.0	42.0	46.0	55.0	77.0	110.0
2009	24.0	24.0	32.5	38.0	53.0	77.5
2010	21.5	24.0	35.0	42.0	58.0	85.5
2011	22.5	27.0	32.0	33.5	45.5	58.0
2012	20.0	24.0	25.0	27.5	40.0	57.0
2013	21.0	29.0	31.0	32.0	42.0	60.0
2014	20.2	27.1	32.4	38.6	50.0	73.1
Feb-15	19.0	25.0	36.0	45.0	59.0	81.0

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

International Maritime Organization
The IMO is the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.
In 2012, the MEPC adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS.  These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.  As of January 1, 2016, amendments to Annex I, the IBC Code, will require that all chemical tankers must be fitted with approved stability instruments capable of verifying compliance with both intact and damage stability.
 In 2013, the MEPC adopted by resolution amendments to the MARPOL Annex I Condition Assessment Scheme, or CAS. The amendments, which became effective on October 1, 2014, pertain to revising references to the inspections of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls of sulfur emissions known as “Emission Control Areas,” or ECAs (see below).
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
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for new ships in part to address greenhouse gas emissions. It made the Energy Efficiency Design Index, or EEDI, apply to all new ships, and the Ship Energy Efficiency Management Plan, or SEEMP, apply to all ships.
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

Safety Management System Requirements
The IMO also adopted SOLAS and the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.
Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under Chapter IX of SOLAS. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
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
Pollution Control and Liability Requirements
IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s personal fault and under the 1992 Protocol where the spill is caused by the shipowner’s personal act or omission by intentional or reckless conduct where the shipowner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.
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
U.S. Regulations
OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” “in the case of a vessel, as any person owning, operating or chartering by demise, the vessel.” Accordingly, both OPA and CERCLA impact our operations.
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
The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.
The EPA and U.S. Coast Guard, or USCG, have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, at least 30 days before the vessel operates in United States waters. On March 28, 2013 the EPA re-issued the VGP for another five years. This VGP took effect on December 19, 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

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

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels will be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes will be equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas will be equipped with vapor recovery systems that satisfy these existing requirements.

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
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, flag, and the number of times the ship has been detained. The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all new ships must comply with two new sets of mandatory requirements to address greenhouse gas emissions from ships which were adopted by MEPC, in July 2011. Currently operating ships are required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships. The European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting of greenhouse gas emissions from marine vessels in 2015. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period, from 2013 to 2020. If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018. In December 2013, the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.
International Labour Organization
The International Labour Organization, or the ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.
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
Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code.
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
Inspection by classification societies
Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is "in class,’’ signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.
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
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies, or IACS. In December 2013 the IACS adopted new harmonized Common Structure Rules which will apply to oil tankers and bulk carriers to be constructed on or after July 1, 2015. All our vessels are certified as being “in-class” by American Bureau of Shipping and Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.
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

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in Item 18. “Financial Statements.” You should also carefully read the following discussion with the sections of this annual report entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry,” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.
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

•
Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs (described below), thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.

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

(3)	“Vessel operating costs” is defined below under “—Important Financial and Operational Terms and Concepts.”

(4)
“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.

As of March 30, 2015, all of our owned and time chartered-in vessels were operating in the Scorpio Group Pools except five recently delivered MR tankers which were operating on short-term time charters (less than 120 days) that commenced upon their deliveries from the shipyard, STI Texas City which is on a two year time charter-out agreement expiring in March 2016 and STI Meraux, STI San Antonio and STI Benicia which are on one year time-charter-out agreements expiring in May 2015, May 2015, and September 2015, respectively.
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
Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses under these charters.
Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate TCE revenues.
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

Time charter equivalent (TCE) revenue or rates. We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Income or Loss.
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
Our general and administrative expenses were affected by the fees we pay SCM and SSH for commercial management and administrative services respectively, and costs incurred from being a public company. SCM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer is a member, provide commercial and administrative management services to us, respectively. We pay fees under our Master Agreement with SCM, which are identical to what SCM charges third-party owned vessels. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry. In addition, we continue to incur general and administrative expenses related to our being a publicly traded company, including, among other things, costs associated with reports to shareholders, filings with the SEC, investor relations, NYSE fees and tax compliance expenses.
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
The significant judgments and estimates are as follows:
Revenue recognition
We currently generate most of our revenue from vessels operating in pools or in the spot market and from time to time we also employ our vessels on time charters. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.

We generated revenue from spot voyages during the year ended December 31, 2014. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.
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

Impairment losses are calculated as the excess of a vessel’s carrying amount over its recoverable amount. Under IFRS, the recoverable amount is the higher of an asset’s (i) fair value less costs to sell and (ii) value in use. Fair value less costs to sell is defined by IFRS as “the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal.” When we calculate value in use, we discount the expected future cash flows to be generated by our vessels to their net present value.

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

For the year ended December 31, 2014, we performed an assessment as described above. The results of this assessment are described as follows for the 57 vessels in our fleet and 24 vessels under construction at December 31, 2014:

•	Three vessels were designated as held for sale and, in accordance with our accounting policy for vessels held for sale, were written down to their fair value less costs to sell.

•	36 vessels had fair values less costs to sell in excess of their carrying amount.

•
18 vessels had fair values less costs to sell less than their carrying amount which served as indicators of impairment. We prepared a value in use calculation for each these vessels which resulted in no impairment being recognized.

We did not obtain independent broker valuations for the 24 vessels under construction at December 31, 2014. In line with our policy we performed a value in use calculation where we estimated each vessels’ future cash flows based on a combination of the latest forecast time charter rates for the next three years (obtained from a third party service provider), a growth rate of 3.0% in freight rates for each period thereafter, and our best estimate of vessel operating expenses and drydock costs, which also assume a growth rate of 3.0% in each succeeding year. These cash flows were then discounted to their present value using an estimated weighted average cost of capital of 7.98%. The value in use calculations were greater than the fair value less costs to sell in all instances. As a result of this testing, there were no impairment indicators.

For the year ended December 31, 2013, we had 19 vessels in our fleet and 65 vessels under construction:

•	Four vessels were designated as held for sale and, in accordance with our accounting policy for vessels held for sale, were written down to their fair value less costs to sell.

•	Eight vessels had fair values less costs to sell in excess of their carrying amount.

•	Seven vessels had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each these vessels which resulted in no impairment being recognized.

•	Two vessels under construction (that were delivered in January 2014) had fair values less costs to sell exceeding their carrying amount.
We did not obtain independent broker valuations for the remaining 63 vessels under construction, except for STI Duchessa and STI Opera, which we received vessel valuations for as of December 31, 2013. In line with our policy we performed a value in use calculation where we estimated each vessels’ future cash flows based on a combination of the latest forecast time charter rates for the next three years (obtained from a third party service provider), a growth rate of 3.0% in freight rates for each period thereafter, and our best estimate of vessel operating expenses and drydock costs, which also assume a growth rate of 3.0% in each succeeding year. These cash flows were then discounted to their present value, using a discount rate of 8.45%, based on our current borrowing rates adjusted for certain credit risks. The value in use calculations were greater than the fair value less costs to sell in all instances. As a result of this testing, no impairment was recorded.

Our Fleet—Illustrative comparison of excess of carrying amounts over estimated charter-free market value of certain vessels
During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that at December 31, 2014, no impairment is required.
The table set forth below indicates the carrying amount of each of our vessels as of December 31, 2014 and December 31, 2013 and the aggregate difference between the carrying amount and the market value represented by such vessels (see footnotes to the table set forth below). This aggregate difference represents the approximate analysis of the amount by which we believe we would record a loss if we sold those vessels, in the current environment, on industry standard terms, in cash transactions and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their basic market values. For the three vessels that we have designated as held for sale at December 31, 2014, we used the agreed upon selling price of these vessels if an agreement has been reached to sell these vessels and our estimate of basic market value if an agreement has not been reached as of the date of this report.
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

	In millions of U.S. dollars		Carrying value as at,
	Vessel Name	Year Built	December 31, 2014		December 31, 2013
1	STI Highlander	2007	$20.7	(1)	$21.8
2	Noemi	2004	N/A	(2)	21.2
3	Senatore	2004	N/A	(2)	21.2
4	STI Harmony	2007	28.8	(3)	32.0
5	STI Heritage	2008	30.2	(3)	34.1
6	Venice	2001	11.9	(3)	10.7	(3)
7	STI Spirit	2008	N/A	(2)	29.5
8	STI Amber	2012	35.5	(1)	37.1
9	STI Topaz	2012	35.7	(1)	37.2
10	STI Ruby	2012	35.7	(1)	37.2
11	STI Garnet	2012	35.8	(1)	37.3
12	STI Onyx	2012	35.8	(1)	37.3
13	STI Sapphire	2013	35.6	(1)	37.1
14	STI Emerald	2013	35.4	(1)	36.9
15	STI Beryl	2013	34.6	(4)	36.0
16	STI Le Rocher	2013	35.1	(1)	36.6
17	STI Larvotto	2013	35.1	(1)	36.6
18	STI Fontvieille	2013	35.1	(1)	36.6
19	STI Ville	2013	35.5	(1)	36.8
20	STI Duchessa	2014	33.5	(4)	N/A	(5)
21	STI Wembley	2014	32.7	(4)	N/A	(5)
22	STI Opera	2014	33.3	(4)	N/A	(5)
23	STI Texas City	2014	37.9	(1)	N/A	(5)
24	STI Meraux	2014	38.3	(1)	N/A	(5)
25	STI San Antonio	2014	38.4	(1)	N/A	(5)
26	STI Venere	2014	33.3	(4)	N/A	(5)
27	STI Virtus	2014	33.4	(4)	N/A	(5)
28	STI Aqua	2014	33.6	(4)	N/A	(5)
29	STI Dama	2014	33.6	(4)	N/A	(5)
30	STI Mythos	2014	33.5	(4)	N/A	(5)
31	STI Benicia	2014	39.2	(1)	N/A	(5)
32	STI Regina	2014	33.8	(4)	N/A	(5)
33	STI St. Charles	2014	37.7	(1)	N/A	(5)
34	STI Yorkville	2014	34.2	(4)	N/A	(5)
35	STI Milwaukee	2014	40.3	(1)	N/A	(5)
36	STI Battery	2014	34.3	(4)	N/A	(5)
37	STI Brixton	2014	32.2	(4)	N/A	(5)
38	STI Comandante	2014	32.0	(4)	N/A	(5)
39	STI Pimlico	2014	32.4	(4)	N/A	(5)
40	STI Hackney	2014	32.3	(4)	N/A	(5)
41	STI Acton	2014	32.7	(4)	N/A	(5)
42	STI Fulham	2014	32.5	(4)	N/A	(5)
43	STI Camden	2014	32.5	(4)	N/A	(5)
44	STI Finchley	2014	32.6	(4)	N/A	(5)
45	STI Clapham	2014	32.7	(4)	N/A	(5)
46	STI Poplar	2014	32.7	(4)	N/A	(5)
47	STI Elysees	2014	52.0	(4)	N/A	(5)

48	STI Madison	2014	52.3	(4)	N/A	(5)
49	STI Park	2014	52.3	(4)	N/A	(5)
50	STI Orchard	2014	51.8	(4)	N/A	(5)
51	STI Sloane	2014	52.6	(4)	N/A	(5)
52	STI Broadway	2014	51.7	(4)	N/A	(5)
53	STI Condotti	2014	52.8	(4)	N/A	(5)
54	STI Battersea	2014	32.4	(4)	N/A	(5)
55	STI Chelsea	2014	33.6	(4)	N/A	(5)
56	STI Lexington	2014	33.5	(4)	N/A	(5)
57	STI Powai	2014	33.5	(4)	N/A	(5)
58	STI Mayfair	2014	34.6	(4)	N/A	(5)
59	STI Soho	2014	33.9	(4)	N/A	(5)
60	STI Olivia	2014	33.7	(4)	N/A	(5)

	Total		$2,042.8		$613.2

(1) As of December 31, 2014, the basic charter-free market value is lower than each vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $31.7 million.
(2) Noemi was sold in March 2014 and STI Spirit and Senatore were sold in April 2014.
(3) STI Heritage and STI Harmony were written-down to the lower of their carrying value and fair value less estimated costs to sell in December 2014 since these vessels were designated as held for sale.  Additionally, Venice was classified as held for sale as of December 31, 2013 and incurred $1.3 million of drydocking costs that were capitalized during 2014. As such, we believe that the carrying amounts noted above are representative of fair value less estimated costs to sell as of December 31, 2014. Venice was sold in March 2015 and STI Harmony and STI Heritage are scheduled to be sold in April 2015.
(4) As of December 31, 2014, the basic charter-free market value is higher than each vessel’s carrying value. We believe that the aggregate basic charter-free market value of these vessels exceeds their aggregate carrying value by approximately $111.6 million.
(5) These vessels were acquired during the year ended December 31, 2014.
The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for December 31, 2014, a 1.0% increase in the discount rate would result in no impairment being recognized. Alternatively, a 5% decrease in forecasted time charter rates would also result in no impairment being recognized.
We refer you to the discussion herein under “Item 3. Key Information—D. Risk Factors—Risks Related to our Industry,” including the risk factor entitled “Adverse market conditions could cause us to breach covenants in our debt facilities and adversely affect our operating results.”
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
A. Operating Results

Results of Operations for the year ended December 31, 2014 compared to the year ended December 31, 2013

	For the year ended December 31,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Vessel revenue	$342,807	$207,580	$135,227	65%
Vessel operating costs	(78,823)	(40,204)	(38,619)	(96)%
Voyage expenses	(7,533)	(4,846)	(2,687)	(55)%
Charterhire	(139,168)	(115,543)	(23,625)	(20)%
Depreciation	(42,617)	(23,595)	(19,022)	(81)%
General and administrative expenses	(48,129)	(25,788)	(22,341)	(87)%
Write down of vessels held for sale and loss from sales of vessels	(3,978)	(21,187)	17,209	81%
Gain on sale of VLGCs	—	41,375	(41,375)	(100)%
Gain on sale of VLCCs	51,419	—	51,419	N/A
Gain on sale of Dorian shares	10,924	—	10,924	N/A
Re-measurement of investment in Dorian	(13,895)	—	(13,895)	N/A
Financial expenses	(20,770)	(2,705)	(18,065)	(668)%
Realized gain on derivative financial instruments	17	3	14	467%
Unrealized gain on derivative financial instruments	264	567	(303)	(53)%
Financial income	203	1,147	(944)	(82)%
Share of profit from associate	1,473	369	1,104	299%
Other expenses, net	(103)	(158)	55	35%
Net income	$52,091	$17,015	$35,076	206%

Net income. Net income for the year ended December 31, 2014 was $52.1 million, an increase of $35.1 million, or 206%, from net income of $17.0 million for the year ended December 31, 2013. The differences between the two periods are discussed below.

Vessel revenue. Vessel revenue for the year ended December 31, 2014 was $342.8 million, an increase of $135.2 million, or 65%, from vessel revenue of $207.6 million for the year ended December 31, 2013. Overall revenue increases were driven by growth in our fleet of both owned and time chartered-in vessels to an average of 31.6 owned and 26.3 time chartered-in vessels during the year ended December 31, 2014 from an average of 15.9 owned and 22.9 time chartered-in vessels during the year ended December 31, 2013. Additionally, the increase in vessel revenue is also driven by an increase in overall TCE revenue per day to $15,935 per day from $14,369 per day during the years ended December 31, 2014 and 2013, respectively.
The following is a summary of our consolidated revenue by revenue type, in addition to TCE revenue per day and total revenue days.

	For the year
	ended December 31,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Pool revenue	$280,857	$190,017	$90,840	48%
Time charter-out revenue	13,538	—	13,538	N/A
Voyage revenue (spot market)	48,112	17,563	30,549	174%
Other revenue	300	—	300	N/A
Gross revenue	342,807	207,580	135,227	65%
Voyage expenses	(7,533)	(4,846)	(2,687)	55%
TCE revenue (1)	335,274	202,734	132,540	65%

TCE Revenue per day: (1)
Pool	$15,837	$14,246	$1,591	11%
Time charter-out	15,194	—	15,194	N/A
Voyage	16,798	16,499	299	2%
Consolidated TCE revenue per day	15,935	14,369	1,566	11%

Revenue days:
Pool - owned vessels	8,183	5,323	2,860	54%
Pool - time chartered-in vessels	9,551	8,015	1,536	19%
Time-charter out - owned vessels	852	—	852	N/A
Voyage - owned vessels	2,401	445	1,956	440%
Voyage - time chartered-in vessels	50	326	(276)	(85)%
Total revenue days	21,037	14,109	6,928	49%

(1) We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.
Pool revenue. The increase in pool revenue is primarily due to the growth of our fleet as seven LR2s, 11 MRs and seven Handymax tankers that were delivered under our Newbuilding Program entered the Scorpio Group Pools during 2014. Additionally, our fleet of time chartered-in vessels grew to an average of 26.3 from 22.9 vessels during the years ended December 31, 2014 and 2013, respectively, resulting in an increase in pool revenue days for time chartered-in vessels of 1,536 days. Pool TCE revenue per day also improved to $15,837 per day from $14,246 per day over this same period as pool results improved across all operating segments.

Time charter-out revenue. We took delivery of four MR product tankers under our Newbuilding Program during the year ended December 31, 2014 that commenced long-term time charters (with initial terms of one year or greater) upon delivery from the shipyard. STI Texas City began a two year time charter in March 2014, STI Meraux and STI San Antonio each began one year time charterers in May 2014 and STI Benicia began a one year time charter in September 2014. Each time charter has a 50% profit sharing provision whereby we split all of the vessels profits above the daily base rate with the charterer.
Voyage revenue (spot market). The increase in voyage (spot) revenue was primarily driven by vessels delivered under our Newbuilding Program throughout 2014. This revenue can be broken down as follows:

•
Short term time charters: We consider short-term time charters (less than one year) as spot market voyages. Vessels delivered under our Newbuilding Program were employed on short-term time charters (up to120 days) for a total of 2,177 days during the year ended December 31, 2014. Vessels delivered under our Newbuilding Program during 2013 were employed on similar short-term time charters for a total of 445 days during the year ended December 31, 2013.

•
Spot market voyages: Noemi, Senatore, Venice and SN Azzurra operated in the spot market for a total of 274 days during the year ended December 31, 2014. Gan-Trust, SN Federica, King Douglas, and Nave Orion operated in the spot voyage for 321 days during the year ended December 31, 2013.

Vessel operating costs. Vessel operating costs for the year ended December 31, 2014 were $78.8 million, an increase of $38.6 million, or 96%, from $40.2 million for the year ended December 31, 2013. Vessel operating days increased to 11,548 days from 5,820 days and vessel operating costs per day remained relatively consistent at $6,802 per day compared to $6,781 per day for the years ended December 31, 2014 and 2013, respectively. The increase in operating days was principally the result of the deliveries of 41 vessels under our Newbuilding Program throughout 2014.
Voyage expenses. Voyage expenses for the year ended December 31, 2014 were $7.5 million, an increase of $2.7 million, or 55%, from $4.8 million during the year ended December 31, 2013. This increase was due to an increase in the number of days vessels operated in the spot market which increased to 2,451 days from 771 days during the years ended December 31, 2014 and 2013, respectively.
The spot market voyages for Noemi, Senatore, Venice and SN Azzurra incurred voyage costs of $4.8 million during the year ended December 31, 2014 whereas the spot market voyages for Gan-Trust, SN Federica, King Douglas, and Nave Orion incurred voyage costs of $4.0 million during the year ended December 31, 2013.
Furthermore, vessels delivered under our Newbuilding Program commenced short-term time charters (less than 120 days) upon their deliveries from the shipyard for a total of 2,177 days in 2014. Vessels delivered in 2013 were employed on similar short-term time charters for a total of 445 days. While these time charters are agreed to at fixed TCE rates, they incurred voyage costs prior to their entry into the Scorpio Group Pools for items such as bunker expenses (to their first port of loading) and tank cleaning costs.
Charterhire. Charterhire expense for the year ended December 31, 2014 was $139.2 million, an increase of $23.6 million, or 20%, from $115.5 million during the year ended December 31, 2013. This increase was the result of an increase in the average number of time chartered-in vessels to 26.3 from 22.9 during the years ended December 31, 2014 and 2013, respectively.
Depreciation. Depreciation expense for the year ended December 31, 2014 was $42.6 million, an increase of $19.0 million, or 81%, from $23.6 million during the year ended December 31, 2013. The increase was the result of an increase in the average number of owned vessels to 31.6 from 15.9 for the years ended December 31, 2014 and 2013, respectively.
General and administrative expenses. General and administrative expenses for the year ended December 31, 2014 were $48.1 million, an increase of $22.3 million, or 87%, from $25.8 million during the year ended December 31, 2013. The change was driven by a $16.6 million increase in restricted stock amortization (non-cash) in addition to an overall increase in other general and administrative expenses due to the significant growth of the Company.
Write down of vessels held for sale and loss from sales of vessels. Write down of vessels held for sale and loss from sales of vessels for the year ended December 31, 2014 was $4.0 million, a decrease of $17.2 million, or 81%, from $21.2 million during the year ended December 31, 2013.

Write-down of vessels held for sale for the year ended December 31, 2014 relates to the designation of STI Heritage and STI Harmony as held for sale and the corresponding write-down to the lower of their carrying value and fair value less estimated costs to sell at that date. Write-down of vessels held for sale for the year December 31, 2013 relates to the designation of Noemi, Senatore, Venice and STI Spirit as held for sale and the corresponding write-down to the lower of their carrying value and fair value less estimated costs to sell at that date. Noemi was sold in March 2014, Senatore and STI Spirit were sold in April 2014, Venice was sold in March 2015 and STI Harmony and STI Heritage are scheduled to be sold April 2015.

Gain on sale of VLCCs. Gain on sale of VLCCs of $51.4 million during the year ended December 31, 2014 was the result of the sale of our seven VLCCs under construction in March 2014. As a result of the sale, we received net proceeds in cash of $141.7 million and the book value of these assets at the time of sale (primarily consisting of installment payments made to date) was $90.3 million.
Gain on sale of Dorian shares. Gain on sale of Dorian shares of $10.9 million during the year ended December 31, 2014 relates to our acquisition of 7,500,000 of our common shares from an existing shareholder in exchange for 3,422,665 common shares of Dorian in a privately negotiated transaction. As a result of the disposal of the Dorian shares, we recognized a gain of $10.9 million.
Re-measurement of investment in Dorian. Write down of investment in Dorian of $13.9 million during the year ended December 31, 2014 relates to a change in the accounting method for our investment in Dorian from the equity method to the available for sale method. On October 29, 2014, Robert Bugbee, our President, resigned from Dorian's board of directors. Accordingly, we determined that we no longer had significant influence over Dorian's financial and operating decisions as of that date. As such, we remeasured our investment to its fair market value on October 29, 2014, which resulted in a write down of $13.9 million.
Financial expenses. Financial expenses for the year ended December 31, 2014 were $20.8 million, an increase of $18.1 million, or 668%, from $2.7 million during the year ended December 31, 2013. The change was primarily due to an increase in our outstanding debt which increased to $1.6 billion at December 31, 2014 from $167.1 million at December 31, 2013.
Financial expenses for the year ended December 31, 2014 consisted of interest expense ($15.9 million), amortization of loan fees ($4.8 million) and other financial expenses ($0.05 million).
Financial expenses for the year ended December 31, 2013 consisted of interest expense ($1.0 million), commitment fees on the undrawn portions of our credit facilities ($1.4 million), and amortization of loan fees ($0.3 million).
Share of income from associate. Share of income from associate for the year ended December 31, 2014 was $1.5 million, an increase of $1.1 million, or 299%, from $0.4 million during the year ended December 31, 2013. Share of income from associate represents our share of Dorian's income or loss from November 26, 2013 (the date that our initial investment closed) through October 29, 2014 (the date we lost significant influence of Dorian's financial and operating decisions).

Results of operations — segment analysis
During the years ended December 31, 2014, 2013 and 2012, we owned or chartered-in vessels spanning four different vessel classes, Handymax, MR, Panamax/LR1, and Aframax/LR2, all of which earn revenues in the seaborne transportation of refined petroleum products in the international shipping markets. Each vessel within its respective class qualifies as an operating segment under IFRS. However, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.

Segment results are evaluated based on reported profit or loss from each segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of our consolidated financial statements.

LR2 Segment

We took delivery of seven LR2 tankers under our Newbuilding Program during 2014. Additionally, our time chartered-in fleet of LR2s grew to an average of 7.9 vessels from 5.1 vessels during the years ended December 31, 2014 and 2013, respectively.

The following table summarizes segment profit or loss for our LR2 segment.

	For the year
LR2 segment	ended December 31,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Vessel revenue	$67,124	$28,204	$38,920	138%
Vessel operating costs	(4,830)	(3,211)	(1,619)	(50)%
Voyage expenses	(73)	—	(73)	N/A
Charterhire	(45,756)	(29,341)	(16,415)	(56)%
Depreciation	(3,067)	(1,750)	(1,317)	(75)%
General and administrative expenses	(237)	(154)	(83)	(54)%
Write down of vessel held for sale	—	(6,185)	6,185	100%
Financial expenses	(509)	(847)	338	40%
Financial income	1	—	1	N/A
Other expenses, net	—	(10)	10	100%
Segment profit / (loss)	$12,653	$(13,294)	$25,947	195%

TCE per revenue day	$18,621	$12,718	$5,903	46%
Owned vessel operating costs per day	6,789	8,203	1,414	17%
Revenue days - owned vessels	707	345	362	105%
Revenue days - time chartered-in vessels	2,894	1,873	1,021	55%
Owned vessel operating days	707	365	342	94%
Average number of owned vessels	1.9	1.0	0.9	90%
Average number of time chartered-in vessels	7.9	5.1	2.8	55%

Vessel revenue. Vessel revenue for the year ended December 31, 2014 was $67.1 million, an increase of $38.9 million, or 138%, from the year ended December 31, 2013. The increase was due to an increase in TCE revenue per day and revenue days as a result of the growth in the LR2 fleet. We took delivery of the following LR2s under our Newbuilding Program during 2014:

	Vessel	Delivery Date
1	STI Elysees	July 2014
2	STI Madison	September 2014
3	STI Park	September 2014
4	STI Orchard	October 2014
5	STI Sloane	November 2014
6	STI Condotti	November 2014
7	STI Broadway	November 2014

The increase in TCE revenue per day to $18,621 from $12,718 per day during the years ended December 31, 2014 and 2013, respectively, was driven by an overall improvement in the LR2 spot market in the second half of 2014. This was due to an increase in overall ton mile demand for larger vessels, particularly LR1s and LR2s, as new refinery start-ups in the Middle East and India led to increased exports out of those regions.

Vessel operating costs. Vessel operating costs were $4.8 million for the year ended December 31, 2014, an increase of $1.6 million, or 50%, from the year ended December 31, 2013. The increase is due to an additional 342 operating days offset by an improvement in operating costs per day. During the year ended December 31, 2014, the seven vessels delivered under our Newbuilding Program operated for an aggregate of 600 days at $6,501 per day and STI Spirit operated for 106 days at $8,410 per day. In 2013, STI Spirit was the only owned vessel in the LR2 segment.
Charterhire. Charterhire expense for the year ended December 31, 2014 was $45.8 million, an increase of $16.4 million, or 56%, from the year ended December 31, 2013. The change was due to an increase in the average number of time chartered-in vessels to 7.9 from 5.1 during the years ended December 31, 2014 and 2013, respectively. During the year ended December 31, 2013, Khawr Aladid, FPMC Hero, FPMC Ideal, Fair Seas, Pink Stars, Orange Stars, Densa Alligator, Four Sky and Southport were time chartered-in for all or a portion of the period. In addition to these vessels, Swarna Jayanti was time chartered-in for a portion of the year ended December 31, 2014.
Depreciation. Depreciation expense for the year ended December 31, 2014 was $3.1 million, an increase of $1.3 million, or 75%, from year ended December 31, 2013. The increase was driven by the delivery of seven vessels under our Newbuilding Program. STI Spirit was our only owned LR2 during 2013, which ceased being depreciated and was written down to the lower of its carrying amount and fair value less estimated costs to sell at December 31, 2013. STI Spirit was sold in April 2014.
Write down of vessels held for sale. Write down of vessels held for sale for the year ended December 31, 2013 was $6.2 million. The write down relates to the re-measurement of STI Spirit at the lower of its carrying value and fair value less estimated costs to sell as the vessel was designated as held for sale at December 31, 2013. This vessel was sold in April 2014 for gross proceeds of $30.2 million. There were no such write-downs in 2014.

Financial expenses. Financial expenses for the year ended December 31, 2014 were $0.5 million, a decrease of $0.3 million, or 40%, from the year ended December 31, 2013. Financial expenses for the LR2 segment relate to interest expense on our STI Spirit Credit Facility. We repaid the entire outstanding amount of $21.4 million under this facility in April 2014 as a result of the sale of STI Spirit. Financial expenses relating to our other owned LR2s are recorded at a corporate level.

Panamax / LR1 segment

The following table summarizes segment profit or loss for our Panamax / LR1 segment.

	For the year
Panamax/LR1 segment	ended December 31,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Vessel revenue	$57,901	$41,683	$16,218	39%
Vessel operating costs	(10,530)	(14,276)	3,746	26%
Voyage expenses	(4,826)	(3,858)	(968)	(25)%
Charterhire	(27,250)	(14,363)	(12,887)	(90)%
Depreciation	(3,194)	(7,275)	4,081	56%
General and administrative expenses	(409)	(536)	127	24%
Write down of vessels held for sale	(3,978)	(15,002)	11,024	73%
Realized gain on derivative financial instruments	—	3	(3)	(100)%
Unrealized gain on derivative financial instruments	—	186	(186)	(100)%
Segment profit / (loss)	$7,714	$(13,438)	$21,152	157%

TCE per revenue day	$16,857	$12,599	$4,258	34%
Owned vessel operating costs per day	8,332	7,756	(576)	(7)%
Revenue days - owned vessels	1,230	1,825	(595)	(33)%
Revenue days - time chartered-in vessels	1,936	1,180	756	64%
Owned vessel operating days	1,264	1,825	(561)	(31)%
Average number of owned vessels	3.5	5.0	(1.5)	(30)%
Average number of time chartered-in vessels	5.3	3.2	2.1	66%

Vessel Revenue. Vessel revenue for the year ended December 31, 2014 was $57.9 million, an increase of $16.2 million, or 39%, from the year ended December 31, 2013. The increase in revenue was due to an overall improvement in TCE revenue per day to $16,857 per day from $12,599 per day during the years ended December 31, 2014 and 2013, respectively. The LR1 market improved during 2014 as a result of a strong trade in dirty products (such as fuel oil) during the first quarter of 2014, in addition to an increase in exports of refined products out of the Middle East and India during the second half of 2014 as a result of new refinery start-ups. The increase was also driven by additional revenue days from time chartered-in vessels, which increased to an average of 5.3 from 3.2 time chartered-in vessels for the years ended December 31, 2014 and 2013, respectively.
Vessel operating costs. Vessel operating costs for the year ended December 31, 2014 were $10.5 million, a decrease of $3.7 million, or 26%, from the year ended December 31, 2013. This change was due to a decrease in vessel operating days to 1,264 days from 1,825 days, offset by an increase in vessel operating costs per day to $8,332 from $7,756 per day for the years ended December 31, 2014 and 2013, respectively. The decrease in operating days was the result of the sales of Noemi and Senatore in March and April 2014, respectively. Vessel operating costs per day increased as a result of higher crew costs on Noemi and Senatore prior to their sales, in addition to an increase in overall operating costs for Venice, which was sold in March 2015.
Voyage expenses. Voyage expenses for the year ended December 31, 2014 were $4.8 million, an increase of $1.0 million, or 25%, from the year ended December 31, 2013. The increase was due to Noemi, Senatore, Venice and SN Azzurra, which operated in the spot market for 274 days during the year ended December 31, 2014, whereas only SN Federica and King Douglas operated in the spot market for 187 days during the year ended December 31, 2013.
Charterhire. Charterhire expense for the year ended December 31, 2014 was $27.3 million, an increase of $12.9 million, or 90%, from the year ended December 31, 2013. The change was the result of an increase in the average number of time chartered-in vessels to 5.3 from 3.2 during the years ended December 31, 2014 and 2013, respectively. FPMC P Eagle, SN Federica, Hellespont Promise, King Douglas and SN Azzurra were time chartered-in for all or a portion of the year ended December 31, 2013. In addition to these five vessels, Hellespont Progress was time chartered-in for a portion of the year ended December 31, 2014.

Depreciation. Depreciation expense for the year ended December 31, 2014 was $3.2 million, a decrease of $4.1 million, or 56%, from the year ended December 31, 2013. The decrease is due to Noemi, Senatore and Venice, which ceased being depreciated and were written down to their estimated disposal values at December 31, 2013, the date which they were designated as held for sale. Noemi and Senatore were sold in March and April 2014, respectively. Venice was sold in March 2015.
Write down of vessels held for sale. Write down of vessels held for sale for the year ended December 31, 2014 was $4.0 million, a decrease of $11.0 million, or 73%, from the year ended December 31, 2013. At December 31, 2013, Noemi, Senatore and Venice were designated as held for sale and were written down by $15.0 million to the lower of their carrying value and fair value less estimated costs to sell. Noemi and Senatore were sold in March and April 2014, respectively. STI Heritage and STI Harmony were designated as held for sale in December 2014 and were written down by $3.9 million to the lower of their carrying value and fair value less estimated costs to sell. Additionally, Venice was written down by an additional $0.1 million at December 31, 2014. Venice was sold in March 2015 for $13.0 million and STI Harmony and STI Heritage are scheduled to be sold in April 2015 for an aggregate selling price of $61.5 million.

MR Segment
We took delivery of 22 MR tankers under our Newbuilding Program during 2014 and our fleet of time chartered-in MRs decreased to an average of 5.2 vessels from an average of 7.8 vessels during the years ended December 31, 2014 and 2013, respectively.
The following table summarizes segment profit for our MR segment.

	For the year
MR segment	ended December 31,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Vessel revenue	$151,716	$101,488	$50,228	49%
Vessel operating costs	(52,561)	(20,069)	(32,492)	(162)%
Voyage expenses	(1,963)	(977)	(986)	(101)%
Charterhire	(27,772)	(40,753)	12,981	32%
Depreciation	(30,920)	(13,278)	(17,642)	(133)%
General and administrative expenses	(2,315)	(1,030)	(1,285)	(125)%
Financial income	8	4	4	100%
Other expenses, net	(51)	(21)	(30)	(143)%
Segment profit	$36,142	$25,364	$10,778	42%

TCE per revenue day	$15,297	$16,546	$(1,249)	(8)%
Owned vessel operating costs per day	6,580	6,069	(511)	(8)%
Revenue days - owned vessels	7,906	3,233	4,673	145%
Revenue days - time chartered-in vessels	1,884	2,839	(955)	(34)%
Owned vessel operating days	7,957	3,265	4,692	144%
Average number of owned vessels	21.8	8.9	12.9	145%
Average number of time chartered-in vessels	5.2	7.8	(2.6)	(33)%

Vessel revenue. Vessel revenue for the year ended December 31, 2014 was $151.7 million, an increase of $50.2 million, or 49%, from the year ended December 31, 2013. The change in revenue was the result of an increase in the overall number of revenue days to 9,790 from 6,072 offset by a decrease in TCE revenue per day to $15,297 from $16,546 during the years ended December 31, 2014 and 2013, respectively.
The increase in revenue days was due to an increase in the average number of owned vessels to 21.8 from 8.9 during the years ended December 31, 2014 and 2013, respectively, offset by a decrease in the average number of time chartered-in vessels to 5.2 from 7.8 over those same periods. 22 MRs were delivered under our Newbuilding Program during the year ended December 31, 2014 and seven were delivered during the year ended December 31, 2013, as depicted in the table below.

Newbuilding MRs that were delivered throughout 2014

	Vessel	Delivery Date
1	STI Duchessa	January 2014
2	STI Opera	January 2014
3	STI Texas City	March 2014
4	STI Meraux	April 2014
5	STI Chelsea	May 2014
6	STI San Antonio	May 2014
7	STI Lexington	May 2014
8	STI Venere	June 2014
9	STI Virtus	June 2014
10	STI Powai	July 2014
11	STI Aqua	July 2014
12	STI Dama	July 2014
13	STI Olivia	August 2014
14	STI Mythos	August 2014
15	STI Regina	September 2014
16	STI Benicia	September 2014
17	STI St. Charles	September 2014
18	STI Mayfair	October 2014
19	STI Yorkville	October 2014
20	STI Milwaukee	November 2014
21	STI Battery	December 2014
22	STI Soho	December 2014
Newbuilding MRs that were delivered throughout 2013

	Vessel	Delivery Date
1	STI Sapphire	January 2013
2	STI Emerald	March 2013
3	STI Beryl	April 2013
4	STI Le Rocher	July 2013
5	STI Larvotto	July 2013
6	STI Fontvieille	August 2013
7	STI Ville	September 2013

The increase in revenue days was offset by a decrease in TCE revenue per day to $15,297 from $16,546 per day during the years ended December 31, 2014 and 2013, respectively. Elongated maintenance schedules and unscheduled outages in U.S. Gulf Coast refineries pressured charter rates for MRs trading in that region in the first half of 2014, which had a consequent effect on the overall spot market. The second half of 2014 improved as a result of increased exports of refined products out of U.S. Gulf Coast refineries, which had a consequent impact on overall spot rates, particularly in the Atlantic Basin.

Vessel operating costs. Vessel operating costs for the year ended December 31, 2014 were $52.6 million, an increase of $32.5 million, or 162%, from the year ended December 31, 2013. This was due to an increase in operating days and operating costs per day. The number of operating days increased to 7,957 days from 3,265 days during the years ended December 31, 2014 and 2013, respectively, as we took delivery of 22 newbuilding MRs throughout 2014 and seven during 2013. In addition, operating costs per day increased by $511 per day as a result of expected increases in routine repairs and maintenance expenses for the initial vessels delivered under our Newbuilding Program in 2012 and early 2013.
Voyage expenses. Voyage expenses for the year ended December 31, 2014 were approximately $2.0 million, an increase of approximately $1.0 million or 101%, from the year ended December 31, 2013. Voyage expenses for the MR segment consist of the costs incurred on vessels delivered under our Newbuilding Program during each year as these vessels commenced short term time charters (up to 120 days) upon delivery from the shipyard and prior to their entry into the Scorpio MR Pool. These costs relate to costs incurred prior to their entries into the pool and primarily consisted of bunker costs (to the first port of loading), tank cleaning costs, and other miscellaneous costs. We had 1,364 days and 583 days of vessels on short term time charter during the years ended December 31, 2014 and 2013, respectively.
Charterhire. Charterhire expense for the year ended December 31, 2014 was $27.8 million, a decrease of $13.0 million, or 32%, from the year ended December 31, 2013. The decrease was the result of a decrease in the average number of time chartered-in vessels to 5.2 from 7.8 during the years ended December 31, 2014 and 2013, respectively. The time charters for Endeavour, Pacific Duchess and Valle Bianca expired during the year ended December 31, 2013, while the time charters for Freja Lupus, STX Ace 6, Ugale and Gan-Triumph expired during the year ended December 31, 2014.
Depreciation. Depreciation expense for the year ended December 31, 2014 was $30.9 million, an increase of $17.6 million, or 133%, from the year ended December 31, 2013. The increase was the result of an increase in the average number of owned MRs to 21.8 from 8.9 for the years ended December 31, 2014 and 2013, respectively. We took delivery of 22 and seven MRs under our Newbuilding Program during the years ended December 31, 2014 and 2013, respectively.
General and administrative expenses. General and administrative expenses for the year ended December 31, 2014 were $2.3 million, an increase of $1.3 million, or 125%, from the year ended December 31, 2013. General and administrative expenses for the MR segment primarily consist of administrative fees to SSH, which increased as a result of the increase in the average number of owned MR vessels to 21.8 from 8.9 for the year ended December 31, 2014 and 2013, respectively.

Handymax Segment
We took delivery of 12 Handymax ice class 1-A product tankers under our Newbuilding Program during 2014 and our fleet of time chartered-in Handymaxes increased to an average of 7.9 vessels from an average of 6.7 vessels during the years ended December 31, 2014 and 2013, respectively.
The following table summarizes segment profit for our Handymax segment.

	For the year
Handymax segment	ended December 31,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Vessel revenue	$65,766	$36,205	$29,561	82%
Vessel operating costs	(10,902)	(2,648)	(8,254)	(312)%
Voyage expenses	(671)	(11)	(660)	(6,000)%
Charterhire	(38,390)	(31,086)	(7,304)	(23)%
Depreciation	(5,436)	(1,292)	(4,144)	(321)%
General and administrative expenses	(450)	(118)	(332)	(281)%
Financial income	2	—	2	N/A
Segment profit	$9,919	$1,050	$8,869	845%

TCE per revenue day	$14,528	$12,862	$1,666	13%
Owned vessel operating costs per day	6,704	6,852	148	2%
Revenue days - owned vessels	1,593	365	1,228	336%
Revenue days - time chartered-in vessels	2,887	2,450	437	18%
Owned vessel operating days	1,620	365	1,255	344%
Average number of owned vessels	4.4	1.0	3.4	340%
Average number of time chartered-in vessels	7.9	6.7	1.2	18%

Vessel revenue. Vessel revenue for the year ended December 31, 2014 was $65.8 million, an increase of $29.6 million, or 82%, from the year ended December 31, 2013. The increase is driven by an increase in the number of revenue days to 4,480 from 2,815 days during the years ended December 31, 2014 and 2013, respectively and an increase in TCE revenue per day to $14,528 from $12,862 over that same period. The improvement in the Handymax segment was due to overall improvements in the spot market as demand increased across most trading routes.

Newbuilding Handymax ice class 1-A product tankers delivered throughout 2014

	Vessel	Delivery Date
1	STI Comandante	May 2014
2	STI Brixton	June 2014
3	STI Pimlico	July 2014
4	STI Hackney	August 2014
5	STI Acton	September 2014
6	STI Fulham	September 2014
7	STI Camden	September 2014
8	STI Battersea	October 2014
9	STI Wembley	October 2014
10	STI Finchley	November 2014
11	STI Clapham	November 2014
12	STI Poplar	December 2014

Vessel operating costs. Vessel operating costs for the year ended December 31, 2014 were $10.9 million, an increase of $8.3 million, or 312%, from the year ended December 31, 2013. This increase was due to an increase in vessel operating days offset by a decrease in operating costs per day. Owned vessel operating days increased to 1,620 from 365 days during the years ended December 31, 2014 and 2013, respectively. In 2013, STI Highlander was the only owned vessel operating in this segment whereas we took delivery of 12 ice class-1A Handymax tankers under our Newbuilding Program in 2014.
Voyage expenses. Voyage expenses for the year ended December 31, 2014 were $0.7 million, an increase of $0.7 million, or 6,000%, from the year ended December 31, 2013. The increase was driven by the vessels delivered under our Newbuilding Program, which were employed on short-term time charters (up to 120 days) that commenced upon delivery from the shipyard for a total of 812 days during the year ended December 31, 2014. While these time charters are agreed to at fixed TCE rates, voyage costs are incurred for bunker costs (to the first load port), tank cleaning costs and other miscellaneous costs incurred prior to their entrance into the Scorpio Handymax Pool.

Charterhire. Charterhire expense for the year ended December 31, 2014 was $38.4 million, an increase of $7.3 million, or 23%, from the year ended December 31, 2013. The increase was the result of an increase in the average number of time chartered-in vessels to 7.9 from 6.7 during the years ended December 31, 2014 and 2013, respectively. Krisjanis Valdemars, Kraslava, Histria Azure, Histria Perla, Histria Coral, Jinan, Iver Progress, Iver Prosperity and Freja Polaris were time chartered-in for a total of 2,450 days during the year ended December 31, 2013, whereas Histria Coral, Histria Perla, Histria Azure, Krisjanis Valdemars, Kraslava, Jinan and Freja Polaris were time chartered-in for a total of 2,887 days during the year ended December 31, 2014.

Depreciation. Depreciation expense for the year ended December 31, 2014 was $5.4 million, an increase of $4.1 million, or 321%, from the year ended December 31, 2013. The increase was driven by the deliveries of the 12 ice class-1A Handymax tankers under our Newbuilding Program during the year ended December 31, 2014.
General and administrative expenses. General and administrative expenses for the year ended December 31, 2014 were $0.5 million, an increase of $0.3 million, or 281% from the year ended December 31, 2013. General and administrative expenses for the Handymax segment primarily consist of administrative fees to SSH, which increased as a result of the increase in the average number of owned Handymax vessels to 4.4 from 1.0 for the years ended December 31, 2014 and 2013, respectively.

Results of Operations for the Year ended December 31, 2013 Compared to the Year Ended December 31, 2012

	For the year ended December 31,
In thousands of US dollars	2013	2012	Change	Percentage Change
Vessel revenue	$207,580	$115,381	$92,199	80%
Vessel operating costs	(40,204)	(30,353)	(9,851)	(32)%
Voyage expenses	(4,846)	(21,744)	16,898	78%
Charterhire	(115,543)	(43,701)	(71,842)	(164)%
Depreciation	(23,595)	(14,818)	(8,777)	(59)%
General and administrative expenses	(25,788)	(11,536)	(14,252)	(124)%
Write down of vessels held for sale and loss from sales of vessels	(21,187)	(10,404)	(10,783)	(104)%
Gain on sale of VLGCs	41,375	—	41,375	N/A
Financial expenses	(2,705)	(8,512)	5,807	68%
Realized gain on derivative financial instruments	3	443	(440)	(99)%
Unrealized gain / (loss) on derivative financial instruments	567	(1,231)	1,798	146%
Financial income	1,147	35	1,112	3,177%
Share of profit from associate	369	—	369	N/A
Other expenses, net	(158)	(97)	(61)	(63)%
Net income / (loss)	$17,015	$(26,537)	$43,552	164%
Net income / (loss). Net income for the year ended December 31, 2013 was $17.0 million, an increase of $43.6 million, or 164%, from a net loss of $26.5 million for the year ended December 31, 2012. The differences between the two periods are discussed below.
Vessel revenue. Vessel revenue for the year ended December 31, 2013 was $207.6 million, an increase of $92.2 million, or 80%, from revenue of $115.4 million for the year ended December 31, 2012. Overall revenue increases were driven by growth in our fleet of both owned and time chartered-in vessels to an average of 15.9 owned and 22.9 time chartered vessels during the year ended December 31, 2013 from an average of 10.8 owned and 9.2 time chartered-in vessels during the year ended December 31, 2012. These increases were augmented by an overall improvement in TCE rates to $14,369 per day from $12,960 per day.

The following is a summary of our consolidated revenue by revenue type, in addition to TCE revenue per day and total revenue days.

	For the year
	ended December 31,			Percentage
In thousands of U.S. dollars	2013	2012	Change	Change
Pool revenue	$190,017	$72,262	$117,755	163%
Voyage revenue (spot market)	17,563	43,119	(25,556)	(59)%
Gross revenue	207,580	115,381	92,199	80%
Voyage expenses	(4,846)	(21,744)	16,898	(78)%
TCE revenue (1)	202,734	93,637	109,097	117%

TCE Revenue per day: (1)
Pool	$14,246	$13,098	$1,148	9%
Voyage	16,499	12,516	3,983	32%
Consolidated TCE revenue per day	14,369	12,960	1,409	11%

Revenue days:
Pool - owned vessels	5,323	2,851	2,472	87%
Pool - time chartered-in vessels	8,015	2,662	5,353	201%
Voyage - owned vessels	445	1,015	(570)	(56)%
Voyage - time charter-in vessels	326	698	(372)	(53)%
Total revenue days	14,109	7,226	6,883	95%
(1) We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.
Pool revenue. The increase in pool revenue is primarily due to the growth of our fleet as six MRs that were delivered under our Newbuilding Program entered the Scorpio Group Pools during 2013, resulting in an increase in pool revenue days for owned vessels of 2,472 days. Additionally, our fleet of time chartered-in vessels grew to an average of 22.9 from 9.2 vessels during the years ended December 31, 2013 and 2012, respectively, resulting in an increase in pool revenue days for time chartered-in vessels of 5,353 days. Pool TCE revenue per day also improved to $14,246 per day from $13,098 per day over this same period driven by improved pool results within our MR segment. See below for discussions on operating results for each of our segments.

Voyage revenue (spot market). The differences in voyage revenue and voyage expenses between 2013 and 2012 reflect (i) an overall decrease in voyage days and (ii) a change in the mix of type of voyages.

•
During 2013, our owned vessels that were delivered under our Newbuilding Program, STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto, STI Fontvieille and STI Ville, were employed on short-term time charters that commenced upon delivery from the shipyards for a total of 445 days. These short-term time charters were agreed to at fixed TCE rates where only nominal voyage expenses were incurred for items such as bunker costs (to the first port of loading) and tank cleaning costs prior to each vessel's entrance into the Scorpio Group Pools. In addition, our time chartered-in vessels Gan-Trust, Nave Orion, King Douglas, Pacific Duchess and SN Federica operated in the spot market for a total of 326 days during that same period.

•
During 2012, our owned vessels that were delivered under our Newbuilding Program, STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx were employed on short-term time charters upon delivery from the shipyards for a total of 414 days. These short term time charters were agreed to at fixed TCE rates where only nominal voyage expenses were incurred for items such as bunker costs (to the first port of loading) and tank cleaning costs prior to each vessel's entrance into the Scorpio Group Pools. Additionally during 2012, our owned vessels, STI Conqueror, STI Matador, STI Gladiator, STI Coral and STI Diamond, operated in the spot market for a total of 601 days prior to their sales and our time chartered-in vessels, FPMC P Eagle, Pacific Duchess, Targale, STX Ace 6, Freja Lupus, Endeavour and Valle Bianca, operated in the spot market for a total of 698 days.

•
During 2013 and 2012, the rates on our short-term time charters were higher than rates achieved directly in the spot market, primarily due to the premiums earned on vessels delivered under our Newbuilding Program. These premiums drove the increase in voyage TCE revenue per day between the two periods.

Vessel operating costs. Vessel operating costs for the year ended December 31, 2013 were $40.2 million, an increase of $9.9 million, or 32%, from $30.4 million for the year ended December 31, 2012. This increase was due to an overall increase in operating days for our owned vessels to 5,820 from 3,957 during the years ended December 31, 2013 and 2012, respectively. The increase in operating days was driven by the increase in the average number of owned vessels to 15.9 from 10.8 for the years ended December 31, 2013 and 2012, respectively. The overall increase in operating days was offset by a decrease in vessel operating costs per day to $6,781 per day from $7,605 per day for the years ended December 31, 2013 and 2012, respectively. This decrease was driven by the growth in the fleet of MRs delivered under our Newbuilding Program, which realized improved operating performance when compared to our older vessels.
Voyage expenses. Voyage expenses for the year ended December 31, 2013 were $4.8 million, a decrease of $16.9 million, or 78%, from $21.7 million during the year ended December 31, 2012. The decrease was primarily driven by a decrease in the number of days vessels operated in the spot market to 771 days from 1,712 days for the years ended December 31, 2013 and 2012, respectively.
Furthermore, the vessels delivered under our Newbuilding Program in 2013 (STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto, STI Fontvieille and STI Ville) were employed on short-term time charters (ranging from 45 to 120 days) for a total of 445 days which commenced upon deliveries from the shipyard during the year ended December 31, 2013. These short-term time charters were agreed to at fixed TCE rates, where only nominal voyage expenses were incurred. The vessels delivered under our Newbuilding Program in 2012 were employed on similar short-term time charters for a total of 414 days during the year ended December 31, 2012.
Charterhire. Charterhire expense for the year ended December 31, 2013 was $115.5 million, an increase of $71.8 million, or 164%, from $43.7 million during the year ended December 31, 2012. The increase was the result of an increase in the average number of time chartered-in vessels to 22.9 from 9.2 for the years ended December 31, 2013 and 2012, respectively.
Depreciation. Depreciation expense for the year ended December 31, 2013 was $23.6 million, an increase of $8.8 million or 59%, from $14.8 million during the year ended December 31, 2012. The increase was the result of an increase in the average number of owned vessels to 15.9 from 10.8 for the years ended December 31, 2013 and 2012, respectively, in addition to a change in the mix vessels in our fleet. Both were driven by the deliveries of the first 12 vessels under our Newbuilding Program in 2013 and 2012, offset by the sales of STI Conqueror, STI Matador, STI Gladiator, STI Diamond and STI Coral in 2012.
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
Write down of vessels held for sale and loss from sales of vessels. Write down of vessels held for sale and loss from sales of vessels for the year ended December 31, 2013 was $21.2 million, an increase of $10.8 million, or 104%, from $10.4 million during the year ended December 31, 2012. Write-down of vessels held for sale for the year ended December 31, 2013 relates to the designation of Noemi, Senatore, Venice and STI Spirit as held-for-sale and the corresponding write-down to the lower of their carrying value and fair value less estimated costs to sell at that date.
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
Realized gain on derivative financial instruments. Realized gain on derivative financial instruments for the year ended December 31, 2013 was $3,208, a decrease of $0.4 million, or 99%, from $0.4 million from the year ended December 31, 2012. Realized gain on derivative financial instruments relates to earnings from profit and loss sharing agreements with third parties on a time chartered-in vessel and a vessel that was neither owned or operated by us. These agreements expired in October 2013 and January 2013, respectively.
Unrealized gain / (loss) on derivative financial instruments. Unrealized gain on derivative financial instruments for the year ended December 31, 2013 was $0.6 million, an increase of $1.8 million, or 146%, from an unrealized loss of $1.2 million during the year ended December 31, 2012. The unrealized gain / (loss) on derivative financial instruments consisted of the change in the fair value of our interest rate swaps related to the 2010 Revolving Credit Facility and the change in the fair value of profit and loss sharing agreements with third parties on time chartered-in vessels.
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

LR2 segment
The following table summarizes segment loss for our LR2 segment.

	For the year ended
LR2 segment	December 31,
In thousands of U.S. dollars	2013	2012	Change	Percentage Change
Vessel revenue	$28,204	$4,541	$23,663	521%
Vessel operating costs	(3,211)	(3,304)	93	3%
Voyage expenses	—	(25)	25	100%
Charterhire	(29,341)	(1,287)	(28,054)	(2,180)%
Depreciation	(1,750)	(1,735)	(15)	(1)%
General and administrative expenses	(154)	(100)	(54)	(54)%
Write down of vessels held for sale	(6,185)	—	(6,185)	N/A
Financial expenses	(847)	(1,086)	239	22%
Other expenses, net	(10)	(11)	1	9%
Segment loss	$(13,294)	$(3,007)	$(10,287)	(342)%

TCE per revenue day	$12,718	$10,201	$2,517	25%
Owned vessel operating costs per day	8,203	8,436	233	3%
Revenue days - owned vessels	345	336	9	3%
Revenue days - time chartered-in vessels	1,873	107	1,766	1,650%
Owned vessel operating days	365	366	(1)	0%
Average number of owned vessels	1.0	1.0	—	0%
Average number of time chartered-in vessels	5.1	0.3	4.8	1,600%

Vessel revenue. Vessel revenue for the year ended December 31, 2013 was $28.2 million, an increase of $23.7 million, or 521%, from the year ended December 31, 2012. The increase was primarily driven by an increase in owned and time chartered-in revenue days to 2,218 from 443 days during the years ended December 31, 2013 and 2012, respectively. This was the result of growth in our time chartered-in fleet as during the year ended December 31, 2013, we time chartered-in Khawr Aladid, FPMC P Hero, FPMC P Ideal, Fair Seas, Pink Stars, Orange Stars, Densa Alligator, Four Sky and Southport whereas only Khawr Aladid was time chartered-in during the year ended December 31, 2012. The increase in revenue was also driven by an increase in revenue per day to $12,718 per day from $10,201 per day during the years ended December 31, 2013 and 2012, respectively.
Vessel operating costs. Vessel operating costs for the year ended December 31, 2013 were $3.2 million, a decrease of $0.1 million, or 3%, from the year ended December 31, 2012. Operating costs per day relate to our owned LR2 vessel, STI Spirit, which improved to $8,203 per day from $8,436 per day during the years ended December 31, 2013 and 2012, respectively. This improvement was offset by certain, nominal operating costs incurred on our time chartered-in fleet as a result of the growth to 5.1 vessels from 0.3 vessels during the years ended December 31, 2013 and 2012, respectively.
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

Write down of vessels held for sale. Write down of vessels held for sale for the year ended December 31, 2013 was $6.2 million. The write down relates to the re-measurement of STI Spirit at the lower of its carrying value and fair value less estimated costs to sell as the vessel was designated as held for sale at December 31, 2013. We sold STI Spirit in April 2014 for $30.2 million.
Financial expenses. Financial expenses for the year ended December 31, 2013 were $0.8 million, a decrease of $0.2 million, or 22%, from the year ended December 31, 2012. Financial expenses for the LR2 segment relate to interest expense for our STI Spirit Credit Facility, which decreased as a result of a decrease in the outstanding balance under this loan.
Panamax / LR1 segment
The following table summarizes segment profit or loss for our Panamax / LR1 segment.

	For the year ended
Panamax/LR1 segment	December 31,
In thousands of U.S. dollars	2013	2012	Change	Percentage Change
Vessel revenue	$41,683	$28,602	$13,081	46%
Vessel operating costs	(14,276)	(14,137)	(139)	(1)%
Voyage expenses	(3,858)	(999)	(2,859)	(286)%
Charterhire	(14,363)	(1,629)	(12,734)	(782)%
Depreciation	(7,275)	(7,352)	77	1%
General and administrative expenses	(536)	(495)	(41)	(8)%
Write down of vessels held for sale	(15,002)	—	(15,002)	N/A
Realized gain on derivative financial instruments	3	443	(440)	(99)%
Unrealized gain on derivative financial instruments	186	(184)	370	201%
Segment profit	$(13,438)	$4,249	$(17,687)	(416)%

TCE per revenue day	$12,599	$14,264	$(1,665)	(12)%
Owned vessel operating costs per day	7,756	7,714	(42)	(1)%
Revenue days - owned vessels	1,825	1,807	18	1%
Revenue days - time chartered-in vessels	1,180	129	1,051	815%
Owned vessel operating days	1,825	1,830	(5)	0%
Average number of owned vessels	5.0	5.0	—	0%
Average number of time chartered-in vessels	3.2	0.4	2.8	700%

Vessel Revenue. Vessel revenue for the year ended December 31, 2013 was $41.7 million, an increase of $13.1 million, or 46%, from the year ended December 31, 2012. The increase in revenue was the result of an increase in the number of revenue days to 3,005 from 1,936 during the years ended December 31, 2013 and 2012, respectively. This was driven by the deliveries of the time-chartered vessels, FPMC P Eagle, Hellespont Promise, SN Federica, King Douglas and SN Azzurra during the year ended December 31, 2013. We time chartered-in two LR1 vessels, FPMC P Eagle and Hellespont Promise during the year ended December 31, 2012. The increase in revenue days was offset by a decrease in TCE revenue per day to $12,599 from $14,264 during the years ended December 31, 2013 and 2012, respectively.
Vessel operating costs. Vessel operating costs for the year ended December 31, 2013 were $14.3 million, an increase of $0.1 million, or 1%, from the year ended December 31, 2012. The increase was driven by a slight increase in operating costs per day to $7,756 from $7,714 per day during the years ended December 31, 2013 and 2012, respectively.
Voyage expenses. Voyage expenses for the year ended December 31, 2013 were $3.9 million, an increase of $2.9 million, or 286%, from the year ended December 31, 2012. The increase was driven by the time chartered-in vessels, SN Federica and King Douglas, which operated in the spot market for 187 days during the year ended December 31, 2013. FPMC P Eagle operated in the spot market for 48 days during the year ended December 31, 2012.

Charterhire. Charterhire expense for the year ended December 31, 2013 was $14.4 million, an increase of $12.7 million, or 782%, from the year ended December 31, 2012. The increase was driven by an increase in the number of time chartered-in days to 1,180 from 129 during the years ended December 31, 2013 and 2012, respectively. This increase was driven by the deliveries of SN Federica, King Douglas and SN Azzurra during the year ended December 31, 2013. In addition, FPMC P Eagle and Hellespont Promise were time chartered-in for an aggregate of 728 days and 129 days during the years ended December 31, 2013 and 2012, respectively.
Write down of vessels held for sale. Write down of vessels held for sale for the year ended December 31, 2013 was $15.0 million. The write down represents the re-measurement of Venice, Senatore and Noemi to the lower of their carrying value and fair value less estimated costs to sell as these vessels were designated as held for sale at December 31, 2013. Noemi and Senatore were sold in March and April 2014, respectively, and Venice was sold in March 2015.
Realized and unrealized gains on derivative financial instruments. Realized and unrealized gains on derivative financial instruments for the year ended December 31, 2013 were a net of $0.2 million, a decrease of $0.1 million, or 137%, from the year ended December 31, 2012. Realized and unrealized gains and losses on derivative financial instruments related to profit and loss agreements on time chartered-in vessels entered into with third parties. These agreements related to the time chartered-in vessel, FPMC P Eagle and an LR1 vessel that was not time chartered-in or operated by the Company and they expired in October 2013 and January 2013, respectively.
MR segment
The following table summarizes segment profit or loss for our MR segment.

	For the year ended
MR segment	December 31,
In thousands of U.S. dollars	2013	2012	Change	Percentage Change
Vessel revenue	$101,488	$46,857	$54,631	117%
Vessel operating costs	(20,069)	(7,484)	(12,585)	(168)%
Voyage expenses	(977)	(17,979)	17,002	95%
Charterhire	(40,753)	(17,593)	(23,160)	(132)%
Depreciation	(13,278)	(4,015)	(9,263)	(231)%
Loss from sale of vessels	—	(5,879)	5,879	100%
General and administrative expenses	(1,030)	(398)	(632)	(159)%
Financial income	4	6	(2)	(33)%
Other expenses, net	(21)	(51)	30	59%
Segment profit / (loss)	$25,364	$(6,536)	$31,900	488%

TCE per revenue day	$16,546	$12,289	$4,257	35%
Owned vessel operating costs per day	6,069	6,770	701	10%
Revenue days - owned vessels	3,233	1,067	2,166	203%
Revenue days - time charter-in vessels	2,839	1,283	1,556	121%
Owned vessel operating days	3,265	1,089	2,176	200%
Average number of owned vessels	8.9	3.0	5.9	197%
Average number of time chartered-in vessels	7.8	3.5	4.3	123%

Vessel revenue. Vessel revenue for the year ended December 31, 2013 was $101.5 million, an increase of $54.6 million, or 117%, from the year ended December 31, 2012. The increase in revenue was the result of an increase in the overall number of revenue days to 6,072 from 2,350 during the years ended December 31, 2013 and 2012, respectively, in addition to an increase in overall TCE revenue to $16,546 per day from $12,289 per day.

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
Vessel operating costs. Vessel operating costs for the year ended December 31, 2013 were $20.1 million, an increase of $12.6 million, or 168%, from the year ended December 31, 2012. The increase was primarily driven by an increase in the number of operating days to 3,265 from 1,089 days during the years ended December 31, 2013 and 2012, respectively. The increase in operating days was driven by the deliveries of STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto, STI Fontvieille and STI Ville during the year ended December 31, 2013. The increase in operating days was offset by the sales of STI Diamond and STI Coral, which operated for a total of 477 days during the year ended December 31, 2012 prior to their sales.
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
Voyage expenses. Voyage expenses for the year ended December 31, 2013 were $1.0 million, a decrease of $17.0 million, or 95%, from the year ended December 31, 2012. The year ended December 31, 2013 reflects 583 days of vessels operating in the spot market as compared to 1,541 days during the year ended December 31, 2012. 445 of the 583 spot market revenue days during the year ended December 31, 2013 reflect days where vessels delivered under our Newbuilding Program were employed on short-term time charters (ranging from 45 to 120 days) that commenced upon delivery from the shipyard. These short term time charters were agreed to at fixed TCE rates, where only nominal voyage expenses were incurred. The vessels delivered under our Newbuilding Program in 2012 were employed on similar short-term time charters for 414 days during that period.
Charterhire. Charterhire expense for the year ended December 31, 2013 was $40.8 million, an increase of $23.2 million, or 132%, from the year ended December 31, 2012. The increase was the result of an increase in the number of time chartered-in days to 2,839 from 1,283 days during the years ended December 31, 2013 and 2012, respectively. Pacific Duchess, Freja Lupus, STX Ace 6, Targale, Endeavour, Valle Bianca, USMA, Ugale, Gan-Trust, Nave Orion and Gan-Triumph were chartered-in for all or part of the year ended December 31, 2013 and Pacific Duchess, Targale, STX Ace 6, Freja Lupus, Endeavour and Valle Bianca were chartered-in for all or part of the year ended December 31, 2012.
Depreciation. Depreciation expense for the year ended December 31, 2013 was $13.3 million, an increase of $9.3 million, or 231%, from the year ended December 31, 2012. The increase was driven by an increase in the average number of owned MR vessels to 8.9 from 3.0 for the years ended December 31, 2013 and 2012, respectively. This was the result of the deliveries of seven vessels under our Newbuilding Program in 2013 along with five vessels delivered under our Newbuilding Program in the third quarter of 2012. The increase in depreciation expense was offset by the sales of STI Diamond and STI Coral in August and September 2012, respectively.
Loss from sale of vessels. Loss from sale of vessels during the year ended December 31, 2012 relates to the sales of STI Diamond and STI Coral in August and September 2012, respectively. We did not sell or have any MR vessels held for sale during the year ended December 31, 2013.
General and administrative expenses. General and administrative expenses for the year ended December 31, 2013 were $1.0 million, an increase of $0.6 million, or 159%, from the year ended December 31, 2012. General and administrative expenses for the MR segment primarily consist of administrative fees to SSH. The increase was the result of an increase in the average number of owned vessels to 8.9 from 3.0 during the year ended December 31, 2012.

Handymax Segment
The following table summarizes segment profit or loss for our Handymax segment.

Handymax segment	For the year ended December 31,
In thousands of U.S. dollars	2013	2012	Change	Percentage Change
Vessel revenue	$36,205	$35,381	$824	2%
Vessel operating costs	(2,648)	(5,428)	2,780	51%
Voyage expenses	(11)	(2,741)	2,730	100%
Charterhire	(31,086)	(23,192)	(7,894)	(34)%
Depreciation	(1,292)	(1,716)	424	25%
Loss from sale of vessels	—	(4,525)	4,525	100%
General and administrative expenses	(118)	(195)	77	39%
Segment profit / (loss)	$1,050	$(2,416)	$3,466	143%

TCE per revenue day	$12,862	$13,069	(207)	(2)%
Owned vessel operating costs per day	6,852	7,594	742	10%
Revenue days - owned vessels	365	657	(292)	(44)%
Revenue days - time chartered-in vessels	2,450	1,841	609	33%
Owned vessel operating days	365	673	(308)	(46)%
Average number of owned vessels	1.0	1.8	(0.8)	(44)%
Average number of time chartered-in vessels	6.7	5.0	1.7	34%

Vessel revenue. Vessel revenue for the year ended December 31, 2013 was $36.2 million, an increase of $0.8 million, or 2%, from the year ended December 31, 2012. The increase in revenue was the result of an increase in the overall number of revenue days to 2,815 from 2,498 during the years ended December 31, 2013 and 2012, respectively, offset by a decrease in daily TCE revenue to $12,862 from $13,069 per day during those same periods. The increase in revenue days was driven by an increase in the average number of time chartered-in vessels from 6.7 from 5.0 during the years ended December 31, 2013 and 2012, respectively. The increase in the average number of time chartered-in vessels was offset by the sales of STI Conqueror, STI Gladiator, and STI Matador during 2012 which decreased the average number of owned Handymax vessels to 1.0 from 1.8 during the years ended December 31, 2013 and 2012, respectively.
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
Charterhire. Charterhire expense for the year ended December 31, 2013 was $31.1 million, an increase of $7.9 million or 34% from the year ended December 31, 2012. The increase was driven by an increase in the average number of time chartered-in vessels to 6.7 from 5.0 during the years ended December 31, 2013 and 2012, respectively. During the year ended December 31, 2012, we time chartered-in Krisjanis Valdemars, Kraslava, Histria Azure, Kazdanga, Histria Perla and Histria Coral for all or part of the period. In addition to these vessels and with the exception of Kazdanga, we time chartered-in Jinan, Freja Polaris and Iver Progress for all or part of the year ended December 31, 2013.
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

B. Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which are currently operating in Scorpio Group Pools, in the spot market or on time charter, in addition to availability under our 2013 Credit Facility, KEXIM Credit Facility, K-Sure Credit Facility, credit facilities that we expect to enter into and cash on hand. The Scorpio Group Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates. We believe these cash flows from operations, amounts available for borrowing under our various credit facilities and our cash balance will be sufficient to meet our existing liquidity needs for the next 12 months from the date of this annual report. As of December 31, 2014, our cash balance was $116.1 million, which was greater than our cash balance of $78.8 million as of December 31, 2013.
As of December 31, 2014 we had $420.9 million in availability under our credit facilities (which are described below under Long-Term Debt Obligations and Credit Arrangements). We drew down $174.4 million from our credit facilities in 2015 as described below:

		Drawdown amount
	Credit Facility	(in millions of U.S. Dollars)	Drawdown date	Collateral
1	K-Sure Credit Facility	$19.9	January 2015	STI Gramercy
2	KEXIM Credit Facility	30.3	January 2015	STI Veneto
3	2013 Credit Facility	35.4	January 2015	STI Alexis
4	K-Sure Credit Facility	19.5	February 2015	STI Bronx
5	2013 Credit Facility	19.5	March 2015	STI Pontiac
6	K-Sure Credit Facility	19.5	March 2015	STI Manhattan
7	K-Sure Credit Facility	30.3	March 2015	STI Winnie	(1)
(1) Amount drawn on March 26, 2015 to finance the delivery of STI Winnie, which is scheduled to be delivered on March 31, 2015.
As of December 31, 2014, our long-term liquidity needs were comprised of our debt repayment obligations for our secured credit facilities, Senior Unsecured Notes Due 2020 and 2017 (defined below), Convertible Notes (defined below), our obligations under construction contracts related to the vessels in our Newbuilding Program, and obligations under our time charter-in arrangements.
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

Cash Flows
The table below summarizes our sources and uses of cash for the periods presented:

	For the year ended December 31,
In thousands of U.S. dollars	2014	2013	2012
Cash flow data
Net cash inflow/(outflow)
Operating activities	$93,916	$(5,655)	$(1,928)
Investing activities	(1,158,234)	(935,101)	(90,155)
Financing activities	1,101,616	932,436	142,415

Cash flow from operating activities

 2014 compared to 2013

Operating cash flows are driven by our results of operations along with movements in working capital. Both of these components were driven by our growth during 2014 and 2013. The following table sets forth the components of our operating cash flow for the years ended December 31, 2014 and December 31, 2013:

	For the year ended December 31,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Vessel revenue	$342,807	$207,580	$135,227	65%	(1)
Vessel operating costs	(78,823)	(40,204)	(38,619)	(96)%	(1)
Voyage expenses	(7,533)	(4,846)	(2,687)	(55)%	(1)
Charterhire	(139,168)	(115,543)	(23,625)	(20)%	(1)
General and administrative expenses - cash	(18,403)	(12,646)	(5,757)	(46)%	(1) (2)
Financial expenses - cash	(10,606)	(2,373)	(8,233)	(347)%	(1) (3)
Drydock payments	(1,290)	(1,469)	179	12%
Change in working capital	6,334	(37,199)	43,533	117%	(4)
Other	598	1,045	(447)	43%
Operating cash flow	$93,916	$(5,655)	$99,571	1,761%

(1) See “Item 5. Operating and Financial Review and Prospects” for information on these variations for the years ended December 31, 2014 and 2013.
(2) Cash general and administrative expenses are general and administrative expenses from our consolidated statement of income or loss excluding the amortization of restricted stock of $29.7 million and $13.1 million for the years ended December 31, 2014 and 2013, respectively.
(3) Cash financial expenses are financial expenses from our consolidated statement of income or loss excluding the amortization of deferred financing fees of $4.8 million and $0.3 million for the years ended December 31, 2014 and 2013, respectively, and the accretion of our Convertible Notes of $5.3 million for the year ended December 31, 2014.
(4) The change in working capital in 2014 was primarily driven by growth in accrued expenses and accounts payable which were impacted by the timing of payments to suppliers and growth in accrued interest. The change in working capital in 2013 was primarily driven by growth in accounts receivable which was impacted by the timing of the receipt of payments from the Scorpio Group Pools.

2013 compared to 2012
Net cash outflow from operating activities was $5.7 million for the year ended December 31, 2013, a decrease of $3.8 million from a cash outflow of $1.9 million for the year ended December 31, 2012.

	For the year ended December 31,			Percentage
In thousands of U.S. dollars	2013	2012	Change	Change
Vessel revenue	$207,580	$115,381	$92,199	80%	(1)
Vessel operating costs	(40,204)	(30,353)	(9,851)	(32)%	(1)
Voyage expenses	(4,846)	(21,744)	16,898	78%	(1)
Charterhire	(115,543)	(43,701)	(71,842)	(164)%	(1)
General and administrative expenses - cash	(12,646)	(8,046)	(4,600)	(57)%	(1) (2)
Financial expenses - cash	(2,373)	(4,419)	2,046	46%	(1) (3)
Drydock payments	(1,469)	(1,702)	233	14%
Change in working capital	(37,199)	(7,766)	(29,433)	(379)%	(4)
Other	1,045	422	623	148%
Operating cash flow	$(5,655)	$(1,928)	$(3,727)	(193)%
(1) See “Item 5. Operating and Financial Review and Prospects” for information on these variations for the years ended December 31, 2013 and 2012.
(2) Cash general and administrative expenses are general and administrative expenses from our consolidated statement of income or loss excluding the amortization of restricted stock of $13.1 million and $3.5 million for the years ended December 31, 2013 and 2012, respectively.
(3) Cash financial expenses are financial expenses from our consolidated statement of income or loss excluding the amortization of deferred financing fees of $0.3 million and $4.0 million for the years ended December 31, 2013 and 2012, respectively.
(4) The change in working capital in 2013 was primarily driven by growth in accounts receivable which were impacted by the timing of receipt of payments from the Scorpio Group Pools.

Cash flow from investing activities

Net cash outflow from investing activities was $1,158.2 million for the year ended December 31, 2014, an increase of $223.1 million from a net cash outflow of $935.1 million for the year ended December 31, 2013.

Investing activities during the year ended December 31, 2014 consisted of the following:

•	$1,404.6 million of vessel installment payments and other costs for vessels under our Newbuilding Program, consisting of:

◦	$1,097.8 million of final delivery installments and other costs for 41 vessels that were delivered during 2014 and four vessels that were delivered in early January 2015.

◦	$306.8 million of scheduled installment payments and other costs for vessels under construction.

•	$141.7 million receipt of net proceeds on the sale of our seven VLCCs under construction.

•	$72.0 million receipt of aggregate net proceeds on the sales of Noemi, Senatore and STI Spirit.

•
$31.3 million deposit received pursuant to the agreement to purchase four LR2 tankers from Scorpio Bulkers. We received this deposit as a security deposit for the scheduled installment payments on these vessels that are expected to occur prior to the closing date of the sale.

Investing activities during the year ended December 31, 2013 consisted of the following:

•	$767.4 million of vessel installment payments and other costs for vessels under our Newbuilding Program consisting of:

◦	$139.3 million of final installment payments and other costs for seven vessels delivered during 2013.

◦	$611.5 million of scheduled installment payments and other costs for vessels under construction.

•	$167.6 million of payments relating to our investment in Dorian which includes:

◦	$83.1 million of installment payments to the shipyards for the 11 VLGC contracts.

◦	$7.7 million in legal and advisory fees (including commissions paid to SSH as described below in Item 7. Major Shareholders and Related Party Transactions).

◦	$2.3 million cash contribution and other capitalized costs.

◦	$75.0 million investment in Dorian's November 2013 follow-on offering.

Net cash outflow from investing activities was $935.1 million for the year ended December 31, 2013, an increase of $844.9 million from a net cash outflow of $90.2 million for the year ended December 31, 2012.
Investing activities during the year ended December 31, 2012 consisted of:

•	$191.5 million of vessel installment payments and other costs for vessels under our Newbuilding Program consisting of:

◦	$111.9 million of final installment payments and other costs.

◦	$79.6million of scheduled installment payments and other costs for vessels under construction.

•	$101.3 million receipt of net proceeds for the sales of STI Conqueror, STI Matador, STI Gladiator, STI Coral and STI Diamond.

Cash flow from financing activities
Net cash inflow from financing activities was $1,101.6 million for the year ended December 31, 2014 compared to a net cash inflow of $932.4 million for the year ended December 31, 2013.
Cash inflow from financing activities during the year ended December 31, 2014 consisted of the following:

•	$1,114.3 million of drawdowns from our secured credit facilities which consisted of:

◦	$72.4 million from our 2010 Revolving Credit Facility.

◦	$52.0 million from our 2011 Credit Facility.

◦	$393.4 million from our 2013 Credit Facility.

◦	$197.2 million from our K-Sure Credit Facility.

◦	$399.3 million from our KEXIM Credit Facility.

•	$53.8 million receipt of gross proceeds from the issuance of our Senior Notes Due 2020 in May 2014.*

•	$349.0 million receipt of net proceeds from the issuance of our Convertible Notes in June 2014.*

•	$51.8 million receipt of gross proceeds from the issuance of our Senior Notes Due 2017 in November 2014.*

•	$74.7 million of loan repayments, which consisted of:

◦	$22.5 million repayment into our 2010 Revolving Credit Facility as a result of the sales of Noemi and Senatore.

◦	$21.4 million repayment into the STI Spirit Credit Facility as a result of the sale of STI Spirit.

◦	$30.8 million of scheduled principal payments of:

◦	$8.4 million into our 2010 Revolving Credit Facility.

◦	$7.1 million into our 2011 Credit Facility.

◦	$0.4 million into our STI Spirit Credit Facility.

◦	$6.0 million into our Newbuilding Credit Facility.

◦	$8.9 million into our 2013 Credit Facility.

•
$276.3 million of common stock repurchases which includes the purchase of 19,951,536 common shares in the open market at an average price of $9.09 per share and the purchase of 10,127,600 common shares at $9.38 per share using a portion of the proceeds of our Convertible Notes (as defined below).

•	$45.7 million of debt issuance costs, which includes costs relating to our secured credit facilities and our Senior Unsecured Notes due 2020 and 2017 (as defined below).

•	$70.5 million of dividend payments.

Please see “Long-Term Debt Obligations and Credit Arrangements” below for further description of our debt agreements.
Cash inflow from financing activities for the year ended December 31, 2013 consisted of the following:

•	$947.8 million of aggregate net proceeds from our registered direct placements of common shares in February, March and May 2013 and an underwritten offering of common shares in August 2013.

•	$52.1 million of drawdowns under our 2011 Credit Facility to partially finance the deliveries of STI Sapphire, STI Emerald and STI Beryl.

•	$28.4 million of scheduled principal payments of:

◦	$17.2 million into our 2010 Revolving Credit Facility.

◦	$6.0 million into our Newbuilding Credit Facility.

◦	$3.5 million into our 2011 Credit Facility.

◦	$1.7 million into our STI Spirit Credit Facility.

•	$24.4 million of dividend payments.

•	$14.7 million of debt issuance costs.
Net cash inflow from financing activities was $932.4 million for the year ended December 31, 2013 compared to a net cash inflow of $142.4 million for the year ended December 31, 2012.

Cash inflow from financing activities for the year ended December 31, 2012 consist of the following:

•	$153.1 million receipt of net proceeds from two registered direct placements of common shares in April and December 2012.

•	$92.0 million of drawdowns under our Newbuilding Credit Facility.

•	$32.2 million of drawdowns under our 2010 Revolving Credit Facility.

•	$129.1 million of principal payments of:

◦	$106.0 million into our 2010 Revolving Credit Facility.

◦	$18.2 million into our 2011 Credit Facility.

◦	$2.8 million into our STI Spirit Credit Facility.

◦	$2.1 million into our Newbuilding Credit Facility.

•	$3.3 million payment of debt issuance costs.

•	$2.4 million of common stock repurchases at an average price of $5.45 per share.

Long-Term Debt Obligations and Credit Arrangements
The following is a table summarizing our indebtedness as of December 31, 2014 and as of March 30, 2015:

In thousands of U.S. dollars	Amount Outstanding at December 31, 2014	Amount outstanding as of March 30, 2015	Availability as of March 30, 2015
2010 Revolving Credit Facility	$41,456	$35,395	—	(1)
2011 Credit Facility	108,911	108,911	—
Newbuilding Credit Facility	77,841	77,841	—
2013 Credit Facility	384,523	439,423	74,600	(2)
K-Sure Credit Facility	197,160	286,360	171,900	(3)
KEXIM Credit Facility	399,300	429,600	—
Nomura Term Margin Facility	—	30,000	—	(4)
Senior Unsecured Notes	105,500	105,500	—
Convertible Notes	360,000	360,000	—	(5)
Total	$1,674,691	$1,873,030	$246,500
____________________
(1) A repayment of $6.1 million was made in February 2015 in connection with the sale of Venice, which closed in March 2015.
(2) Availability can be used to finance the lesser of 60% of the contract price for a qualifying newbuilding vessel or such vessel's fair market value at the date of drawdown.
(3) Availability can be used to finance the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel specified in the agreement.  The amount outstanding as of the date of this report includes a drawdown of $30.3 million to partially finance the delivery of STI Winnie, which is scheduled to be delivered on March 31, 2015.
(4) We entered into a term margin loan facility with Nomura in March 2015 and pledged our 9,392,083 shares in Dorian as collateral. See below for further description of this facility.

(5) As of December 31, 2014, $56.0 million of this amount has been attributed to the conversion feature of our Convertible Notes and recorded within additional paid in capital on the consolidated balance sheet.
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

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA ; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approval on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

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

In January 2014, we drew down $72.4 million from the 2010 Revolving Credit Facility. In March 2014, we paid $22.5 million into this facility as a result of the sales of Noemi and Senatore. As a result of this repayment, the availability of this facility was reduced by such amount and the quarterly reduction was reduced to $2.1 million from $3.1 million per quarter. We also wrote-off a total of $0.2 million of deferred financing fees as part of these debt repayments.
The outstanding balance at December 31, 2014 was $41.5 million and was fully drawn. As of December 31, 2013, there was no outstanding balance, and there was $72.4 million available to draw. We were in compliance with the financial covenants relating to this facility as of December 31, 2014.
In March 2015, we repaid $6.1 million into this facility as part of the sale of Venice. As a result of this repayment, the availability of this facility was reduced by such amount and the quarterly reduction was reduced to $1.8 million from $2.1 million per quarter.

STI Spirit Credit Facility

On March 9, 2011, we executed a credit facility with DVB Bank SE for a senior secured term loan facility of $27.3 million for STI Spirit, which was acquired in November 2010. The credit facility was drawn down on March 17, 2011 and had a maturity date of March 17, 2018 with repayments over 28 equal quarterly installments and a lump sum payment at maturity. The quarterly installments commenced three months after the drawdown and were calculated using an 18 year amortization profile. Our subsidiary, STI Spirit Shipping Company Limited, which owned the vessel, was the borrower and Scorpio Tankers Inc. was the guarantor.

In April 2014, we sold STI Spirit and repaid the outstanding amount due under the STI Spirit Credit Facility of $21.4 million.

2011 Credit Facility

On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V., for a senior secured term loan facility of up to $150.0 million.

Drawdowns under this credit facility were available until January 31, 2014 and bear interest as follows: (1) until December 29, 2011, at LIBOR plus an applicable margin of (i) 2.75% per annum when our debt to capitalization (total debt plus equity) ratio is less than 45%, (ii) 3.00% per annum when our debt to capitalization ratio is greater than or equal to 45% but less than or equal to 50% and (iii) 3.25% when our debt to capitalization ratio is greater than 50%; (2) from December 30, 2011 through September 30, 2013, at LIBOR plus an applicable margin of 3.50% per annum and (3) from October 1, 2013 and at all times thereafter, at LIBOR plus an applicable margin of (i) 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and (ii) 3.50% per annum when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin was payable on the unused daily portion of the credit facility. The credit facility matures on May 3, 2017 and can only be used to finance up to 50% of the cost of future vessel acquisitions, which vessels would be the collateral for the credit facility.

Borrowings for each vessel financed under this facility represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the credit facility is repayable in equal quarterly installments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is 16 years of age. Our subsidiaries, which may at any time, own one or more of our vessels, will act as guarantors under the credit facility.

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA ; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

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

In January 2014, we drew down $52.0 million from the 2011 Credit Facility. In connection with this drawdown, STI Duchessa, STI Le Rocher and STI Larvotto were provided as collateral under the facility. The outstanding balance at December 31, 2014 and December 31, 2013 was $108.9 million and $64.0 million, respectively and the availability under this credit facility expired on January 31, 2014. We were in compliance with the financial covenants relating to this facility as of December 31, 2014.

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

In March 2014, we converted the Newbuilding Credit Facility from a term loan to a reducing revolving credit facility. This gives us the ability to draw down and repay the available commitments under the facility when needed. All other terms and definitions remain unchanged. The amount available is reduced by $1.5 million each quarter until the maturity date in June 2019. This transaction has been accounted for as a debt modification and accordingly, no deferred financing fees were written off.
The amount outstanding under this facility was $77.8 million and was fully drawn as of December 31, 2014. The outstanding balance at December 31, 2013 was $83.8 million. We were in compliance with the financial covenants relating to this facility as of December 31, 2014.
2013 Credit Facility

On July 2, 2013, we entered into a senior secured revolving credit facility and term loan facility with Nordea Bank Finland plc and the other lenders named therein of up to $525.0 million to finance the acquisition of the Firm Vessels (defined below), the Option Vessels (defined below) and certain other vessels and for general corporate purposes, including working capital. This credit facility is secured by, among other things, a first-priority cross-collateralized mortgage on certain vessels for which we have entered into newbuilding contracts, or the Firm Vessels, and certain vessels for which we have exercised construction options, or the Option Vessels, and together with the Firm Vessels, the Collateral Vessels. Our subsidiaries that own the Collateral Vessels act as joint and several guarantors under our 2013 Credit Facility. We refer to this credit facility as our 2013 Credit Facility.

Our 2013 Credit Facility consists of a $260.0 million delayed draw term loan facility to finance the acquisition of the Firm Vessels and a $265.0 million revolving credit facility (which was later reduced to $262.9 million as described below) to finance the acquisition of the Option Vessels and certain other vessels built on January 1, 2012 or later, and for general corporate purposes, including working capital.

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
In November 2014, we signed a First Amendatory Agreement to the 2013 Credit Facility to replace four Option Vessels with two LR2 product tankers that were under construction. As a result of this agreement, the availability under the revolving credit facility was reduced by $2.1 million to $262.9 million.

We made the following drawdowns from our 2013 Credit Facility during the year ended December 31, 2014 and through March 30, 2015.

Drawdown amount
(In millions of U.S. Dollars)	Drawdown date	Collateral
$20.5	February 2014	STI Opera
21.8	February 2014	STI Fontvieille
21.8	February 2014	STI Ville
20.5	March 2014	STI Texas City
19.3	May 2014	STI Meraux
19.3	June 2014	STI San Antonio
19.8	June 2014	STI Virtus
19.5	June 2014	STI Venere
19.8	July 2014	STI Aqua
19.8	August 2014	STI Dama
19.5	August 2014	STI Mythos
19.5	August 2014	STI Benicia
19.8	September 2014	STI Regina
19.5	September 2014	STI St. Charles
19.5	October 2014	STI Yorkville
18.0	October 2014	STI Wembley
20.5	November 2014	STI Milwaukee
19.5	December 2014	STI Battery
35.4	December 2014	STI Rose	(1)
35.4	January 2015	STI Alexis
19.5	March 2015	STI Pontiac

(1)	Delivered in January 2015.

The outstanding balance at December 31, 2014 was $384.5 million and there was $129.5 million available for drawdrown which can be used to finance the lesser of 60% of the contract price for a qualifying newbuilding vessel and such vessel's fair market value at the date of drawdown. There was no outstanding balance at December 31, 2013. We were in compliance with the financial covenants relating to this facility as of December 31, 2014.

K-Sure Credit Facility

 In February 2014, we entered into a $458.3 million senior secured term loan facility which consists of a $358.3 million tranche with a group of financial institutions that is being 95% covered by Korea Trade Insurance Corporation (the “K-Sure Tranche”) and a $100.0 million commercial tranche with a group of financial institutions led by DNB Bank SA (the “Commercial Tranche”). We refer to this credit facility as our K-Sure Credit Facility.
 Drawdowns under the K-Sure Credit Facility may occur in connection with the delivery of certain of our newbuilding vessels as specified in the agreement. The amount of each drawdown shall not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns are available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired (ii) September 30, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.

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

We made the following drawdowns from our K-Sure Credit Facility during the year ended December 31, 2014 and through March 30, 2015:

Drawdown amount
(In millions of U.S. Dollars)	Drawdown date	Collateral
$19.8	June 2014	STI Lexington
19.8	June 2014	STI Chelsea
19.8	July 2014	STI Powai
19.8	August 2014	STI Olivia
20.4	October 2014	STI Mayfair
18.9	October 2014	STI Battersea
19.9	December 2014	STI Soho
20.4	December 2014	STI Tribeca	(1)
19.2	December 2014	STI Hammersmith	(1)
19.2	December 2014	STI Rotherhithe	(1)
19.9	January 2015	STI Gramercy
19.5	February 2015	STI Bronx
19.5	March 2015	STI Manhattan
30.3	March 2015	STI Winnie	(2)

(1)	Delivered in January 2015.

(2)	Amount drawn on March 26, 2015 to finance the delivery of STI Winnie, which is scheduled to be delivered on March 31, 2015.

The outstanding balance at December 31, 2014 was $197.2 million and there was $261.1 million available for drawdown, which can be used to finance the lesser of 60% of the contract price for a specified newbuilding vessel or 74% of such vessel's fair value. We were in compliance with the financial covenants relating to this facility as of December 31, 2014.

KEXIM Credit Facility
In February 2014, we executed a senior secured term loan facility for $429.6 million, or the KEXIM Credit Facility, with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea or KEXIM, a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea.  This KEXIM Credit Facility includes commitments from KEXIM of up to $300.6 million (the “KEXIM Tranche”) and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of up to $129.0 million (the “Commercial Tranche”).

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

In addition to KEXIM’s commitment of up to $300.6 million, KEXIM also provided an optional guarantee for a five year amortizing note of $125.25 million, the proceeds of which reduce the $300.6 million KEXIM Tranche. These notes were issued on July 18, 2014 when Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”), completed an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019 (the “KEXIM Notes”) in a private offering to qualified institutional buyers pursuant to the Securities Act and in offshore transactions complying with Regulation S under the Securities Act. The KEXIM Notes were issued in connection with the KEXIM Tranche and reduced KEXIM's funding obligations and our borrowing costs under the KEXIM Tranche by 1.55% per year. Seven and Seven Ltd. is an unaffiliated company that was incorporated for the purpose of facilitating this transaction and servicing the bonds until maturity.
Payment of 100% of all regularly scheduled installments of principal of, and interest on, the KEXIM Notes are guaranteed by KEXIM. The vessels in the loan are the collateral for the KEXIM Credit Facility, which includes the KEXIM Notes.

The KEXIM Notes are currently listed to the Singapore Exchange Securities Trading Limited (the “SGX-ST”). The KEXIM Notes are not listed on any other securities exchange, listing authority or quotation system.
We made the following drawdowns from our KEXIM Credit Facility during the year ended December 31, 2014 and through March 30, 2015.

Drawdown amount
(In millions of U.S. Dollars)	Drawdown date	Collateral
18.8	June 2014	STI Comandante
18.8	June 2014	STI Brixton
18.8	July 2014	STI Pimlico
30.3	July 2014	STI Elysees
30.3	August 2014	STI Madison
18.8	September 2014	STI Hackney
19.0	September 2014	STI Acton
18.8	September 2014	STI Fulham
30.3	September 2014	STI Park
29.7	September 2014	STI Orchard
18.8	September 2014	STI Camden
30.3	November 2014	STI Sloane
29.7	November 2014	STI Broadway
19.0	November 2014	STI Finchley
30.3	November 2014	STI Condotti
19.0	November 2014	STI Clapham
19.0	November 2014	STI Poplar
30.3	January 2015	STI Veneto
The outstanding balance under the KEXIM Credit Facility (which includes the KEXIM Notes) at December 31, 2014 was $399.3 million, and there was $30.3 million available to draw, which can be used to finance the lesser of 60% of the contract price for a specified newbuilding vessel or 74% of such vessels fair market value. We were in compliance with the financial covenants relating to this facility as of December 31, 2014.
$52.0 Million Loan Facility and $61.2 Million Loan Facility
In March 2015, we received commitments from two European financial institutions for two separate loan facilities of up to $113.2 million in aggregate to partially finance the purchase of four LR2 product tankers from Scorpio Bulkers, a related party, that was announced in December 2014.
The first proposed facility is a $52.0 million loan facility that will be used to finance a portion of the purchase price of two LR2 product tankers currently under construction at DHSC with expected deliveries in the first quarter of 2016 and the second quarter of 2016. This loan facility has a final maturity of seven years from the date of signing and bears interest at LIBOR plus a margin of 1.95% per annum.
The second proposed facility is a $61.2 million loan facility that will be used to finance a portion of the purchase price of two LR2 product tankers currently under construction at SSME with expected deliveries in the third quarter of 2016 and the fourth quarter of 2016. This loan facility has a final maturity of five years from the date of delivery of each vessel and bears interest at LIBOR plus a margin ranging between 1.95% and 2.40% per annum (depending on the advance ratio).
These loan facilities are subject to customary conditions precedent and the execution of definitive documentation.

$30.0 Million Term Margin Loan Facility

In March 2015, we entered into a term margin loan facility with Nomura for up to $30.0 million.  The 9,392,083 shares that we own in Dorian have been pledged as collateral under this facility, and we are subject to certain covenants, including a loan to value ratio based on the amount outstanding and the market value of the shares that are collateral.  Interest on the facility is LIBOR plus 4.50% per annum and the facility matures in March 2016, which can be extended to March 2017 at Nomura’s option, at which time a balloon payment will be due.   The outstanding balance was $30.0 million as of March 30, 2015, and the facility was fully drawn.
Unsecured Senior Notes Due 2020
On May 12, 2014, we issued $50.0 million in aggregate principal amount of 6.75% Senior Notes due May 2020, or our Senior Notes Due 2020, and on June 9, 2014, we issued an additional $3.75 million aggregate principal amount of Senior Notes Due 2020 when the underwriters partially exercised their option to purchase additional Senior Notes Due 2020 on the same terms and conditions. The net proceeds from the issuance of the Senior Notes Due 2020 were $51.8 million after deducting the underwriters’ discounts, commissions and offering expenses.
The Senior Notes Due 2020 bear interest at the rate of 6.75% per year, payable quarterly in arrears on the 15th day of February, May, August and November of each year, commencing on August 15, 2014. The Senior Notes Due 2020 are redeemable at our option, in whole or in part, at any time on or after May 15, 2017 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.
The Senior Notes Due 2020 are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes Due 2020. The Senior Notes Due 2020 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the NYSE under the symbol “SBNA.”
The Senior Notes Due 2020 require us to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If we undergo a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants under our Senior Notes Due 2020 include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $650.0 million.

The outstanding balance at December 31, 2014 was $53.75 million, and we were in compliance with the financial covenants relating to the Senior Notes Due 2020 as of that date.
Convertible Senior Notes Due 2019
In June 2014, we issued $360.0 million in aggregate principal amount of convertible senior notes due 2019, or Convertible Notes, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act. This amount includes the full exercise of the initial purchasers’ option to purchase an additional $60.0 million in aggregate principal amount of the Convertible Notes in connection with the offering. The net proceeds we received from the issuance of the Convertible Notes after the exercise of the initial purchasers’ option to purchase additional Convertible Notes were $349.0 million after deducting the initial purchasers’ discounts, commissions and offering expenses of $11.0 million. We used a portion of the net proceeds to repurchase $95.0 million of our common stock, or 10,127,600 shares, at $9.38 per share in a privately negotiated transaction.

The Convertible Notes bear interest at a rate of 2.375% per annum, and are payable semi-annually in arrears on January 1 and July 1 of each year beginning on January 1, 2015. The Convertible Notes will mature on July 1, 2019, unless earlier converted, redeemed or repurchased. The Convertible Notes are convertible in certain circumstances and during certain periods at an initial conversion rate of 82.0075 shares of common stock per $1,000 (which represents an initial conversion price of approximately $12.19 per share of common stock), subject to adjustment in certain circumstances as set forth in the indenture governing the Convertible Notes.
Holders may convert their notes at their option at any time prior to the close of business on the business day immediately preceding January 1, 2019 only under the following circumstances:

•
during any calendar quarter commencing after the calendar quarter ending on September 30, 2014 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 15 trading days (whether or not consecutive) during a period of 25 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•
during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price (as defined below) per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

•	if the Company calls any or all of the Convertible Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or

•	upon the occurrence of specified corporate events.
We may not redeem the Convertible Notes prior to July 6, 2017. We may redeem for cash all or any portion of the notes, at our option, on or after July 6, 2017 if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 15 trading days (whether or not consecutive) during any 25 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Convertible Notes.
The Convertible Notes require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change, holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
We determined the initial carrying value of the liability component of the Convertible Notes to be $298.7 million based on the fair value of a similar liability that does not have any associated conversion feature. We used our Senior Notes Due 2020 issued in May 2014 as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes will be amortized over the term of the Convertible Notes under the effective interest method and recorded as part of financial expenses. The residual value of $61.3 million (the conversion feature) has been recorded to additional paid-in capital. The carrying value of the liability component of the Convertible Notes was $304.0 million as of December 31, 2014.
The conversion rate of the Convertible Notes is subject to change upon the issuance of a dividend. The table below details the dividends issued during 2014 and 2015 and their corresponding effect to the conversion rate of the Convertible Notes. The conversion rate was 84.0184 and 85.2216 as of December 31, 2014 and March 30, 2015, respectively.

	Dividends	Adjusted conversion
Date	per share	rate (1)
August 22, 2014	$0.10	82.8556
November 25, 2014	$0.12	84.0184
March 13, 2015	$0.12	85.2216

(1)	Per $1,000 principal amount of the Convertible Notes.

Unsecured Senior Notes Due 2017
On October 31, 2014, we issued $45.0 million aggregate principal amount of 7.50% Unsecured Senior Notes due October 15, 2017 (the “Senior Notes Due 2017”) and on November 17, 2014, we issued an additional $6.75 million aggregate principal amount of Senior Notes Due 2017 when the underwriters exercised their option to purchase additional Senior Notes Due 2017 on the same terms and conditions. The net proceeds from the issuance of the Senior Notes Due 2017 were approximately $49.9 million after deducting the underwriters’ discounts, commissions and offering expenses.
All terms mentioned are defined in the indenture.
The Senior Notes Due 2017 bear interest at the rate of 7.50% per year, payable quarterly in arrears on the 15th day of January, April, July and October of each year, commencing on January 15, 2015. The Senior Notes Due 2017 are redeemable at our option, in whole but not in part, at any time at our option, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.
The Senior Notes Due 2017 are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt. The Senior Notes Due 2017 are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. The Senior Notes Due 2017 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the NYSE under the symbol “SBNB.”
The Senior Notes Due 2017 require us to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If we undergo a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $650.0 million.

The outstanding balance was $51.75 million as of December 31, 2014 and we were in compliance with the financial covenants relating to the Senior Notes Due 2017 as of that date.
Derivative Contracts
Interest Rate Swaps
In August 2011, we entered into six interest rate swap agreements with three different banks to manage the interest costs and the risk associated with changing interest rates on our 2010 Revolving Credit Facility and 2011 Credit Facility. The notional amount of the swaps relating to the 2010 Revolving Credit Facility was $51.0 million with an average fixed rate of 1.27% starting on July 2, 2012 and expiring on June 2, 2015. The notional amount of the swaps relating to the 2011 Credit Facility was $24.0 million with an average fixed rate of 1.30% and expiring on June 30, 2015. The following activity has occurred since August 2011:

•
In September 2012, in conjunction with the sales of STI Coral and STI Diamond, we reduced the notional amount on the interest rate swaps relating to the 2011 Credit facility to $15.0 million from $24.0 million.

•
In December 2012, we de-designated the hedge relationship of the interest rate swaps related to the 2010 Revolving Credit Facility prospectively and reclassified all amounts accumulated in other comprehensive income ($1.0 million) to the statement of profit or loss for the year ended December 31, 2012 as a component of Financial Expenses.

•
In January 2014, we agreed to sell Noemi and Senatore. As part of these sales and related debt repayments into our 2010 Revolving Credit Facility, we reduced the notional amount of the swaps relating to the 2010 Revolving Credit Facility from $51.0 million to $30.0 million.

•
In March 2015, we sold Venice and the sales of STI Harmony and STI Heritage are scheduled to close in April 2015. As part of these sales and related debt repayments into our 2010 Revolving Credit Facility, we terminated the swaps relating to the 2010 Revolving Credit Facility and recorded a realized loss of $0.1 million.

The interest rate swaps relating to the 2011 Credit Facility continue to qualify for hedge accounting. Hedge effectiveness is measured quarterly. Accordingly, changes in their fair value, which the hedge is deemed to be effective, are recognized directly in other comprehensive income. Changes in their fair value for any portion deemed to be ineffective are recognized in the consolidated statement of income or loss. The fair market value of the interest rate swaps relating to both the 2010 Revolving

Credit Facility and 2011 Credit Facility at December 31, 2014 and December 31, 2013 was a liability of $0.2 million and $0.9 million, respectively.
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
These agreements have been treated as derivatives, recorded at fair value with any resultant gain or loss recognized in the statement of income or loss. Changes in fair value are recorded as unrealized gains and losses on derivative financial instruments and actual earnings are recorded as realized gains or losses on derivative financial instruments, within the consolidated statement of income or loss. The fair value of these instruments was determined by comparing published time charter rates to the charterhire rate and discounting those cash flows to their estimated present value.
For the year ended December 31, 2013, we recognized a nominal realized gain and an unrealized gain of $0.2 million. For the year ended December 31, 2012, we recognized a gain of $0.4 million and an unrealized loss of $0.2 million.
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
In November 2010, we closed on a follow-on public offering of 4,575,000 shares of common stock at $9.80 per share. After deducting underwriters’ discounts and paying offering expenses, the net proceeds were $41.8 million, and 510,204 shares were issued in a concurrent private placement to a member of the Lolli-Ghetti family for total proceeds of $5.0 million. On December 2, 2010, we closed the issuance of 686,250 shares of common stock at $9.80 per share and received $6.4 million, after deducting underwriters’ discounts, when the underwriters in our follow-on public offering fully exercised their over-allotment option.
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
In April 2012, we closed on the sale of 4,000,000 shares of common stock in a registered direct placement of common shares at an offering price of $6.75 per share. We received net proceeds of $25.9 million, after deducting placement agents’ discounts and offering expenses.
In December 2012, we closed on the sale of 21,639,774 shares of common stock in a registered direct placement of common shares at an offering price of $6.10 per share. We received net proceeds of $127.2 million, after deducting placement agents’ discounts and offering expenses.
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
In May 2014, our shareholders approved an amendment to our Amended and Restated Articles of Incorporation to increase our authorized common stock to 400,000,000 from 250,000,000. Accordingly, we currently have 425,000,000 registered shares of which 400,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 designated as preferred shares with a par value of $0.01.

Capital Expenditures
Vessel acquisitions and disposals
2013 Activity

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

In March 2013, we reached an agreement with HSHI for the construction of six LR2 product tankers for $50.5 million each.

In March 2013, we reached an agreement with DSME for the construction of two LR2 product tankers for $49.5 million each.

In April 2013, we reached an agreement with HMD for the construction of two Handymax ice class-1A vessels for $31.5 million each.

In April 2013, we reached an agreement with an unaffiliated third party for the purchase of four MR product tankers under construction at HMD for $36.5 million each.

In May 2013, we reached an agreement with HMD to construct four Handymax ice class-1A product tankers for $31.6 million each.

In May 2013, we reached an agreement with SPP to construct four MR product tankers for $33.0 million each.

In May 2013, we reached agreements to construct four LR2 product tankers for $50.5 million each, consisting of two at HSHI and two at DSME.

In July and August 2013 we reached an agreement to construct nine Very Large Gas Carriers ("VLGCs") for $75.6 million each with HSHI and DSME.

In August 2013, we reached an agreement with HMD to construct four product tankers consisting of two MR product tankers for $35.0 million each and two Handymax ice class-1A product tankers for $32.0 million each.

In October 2013, we reached an agreement with HSHI to construct two VLGCs for $75.0 million each.

In November 2013, we contributed our VLGC business, which included 11 VLGC newbuilding contracts, options to purchase two additional VLGCs and a cash payment of $1.9 million to Dorian in exchange 30% of Dorian's outstanding shares.

In November 2013, we issued 3,611,809 shares in exchange for four MR product tankers under construction in South Korea with certain unaffiliated third parties for an aggregate purchase price of $150.2 million. Under the purchase and sale agreement, we agreed that if our share price was not maintained at or above the issuance price for 20 days in the 180 day period following the closing date, then we would issue additional shares or pay cash to increase the value of the consideration to the value received at the closing date. In May 2014, we paid $4.7 million, as described below.

In December 2013, we acquired contracts for the construction of four MR product tankers from unaffiliated third parties for a total purchase price of approximately $153.9 million. We paid $4.4 million in cash and issued 3,523,271 common shares, representing approximately 26% of the total purchase price, to affiliates of York Capital in 2013.

In December 2013, we reached agreements with DSME and HSHI for the construction of seven VLCCs for an aggregate purchase price of $662.2 million.

In December 2013, we designated Noemi, Senatore, Venice and STI Spirit as held for sale. As part of this designation, we recorded a $21.2 million write-down to remeasure these vessels at the lower of their carrying amount and fair value less estimated costs to sell. Noemi, Senatore and STI Spirit were sold in 2014.

2014 Activity
In March 2014, we sold seven VLCCs under construction to an unrelated third party. As a result of the sale, we received net proceeds of $141.7 million in cash, and recorded a gain of $51.4 million. The book value of these assets at the time of sale was $90.3 million.

In March and April 2014, respectively, we sold Noemi and Senatore for aggregate net proceeds of $42.5 million. As part of these sales, we repaid $22.5 million into our 2010 Revolving Credit Facility in March 2014.

In April 2014, we sold STI Spirit for net proceeds of $29.5 million. As part of this sale, we repaid all amounts due under the STI Spirit Credit Facility of $21.4 million.

In May 2014, we paid additional cash consideration of $4.7 million to the counterparties of the previously noted transaction to acquire four MR product tankers in exchange for 3,611,809 shares based on subsequent changes to our share price.

In August 2014, we reached an agreement with an unrelated third party to purchase a MR product tanker that was then under construction, STI St. Charles. The purchase price of the vessel was $37.1 million and we took delivery of this vessel in September 2014.
In November 2014, we reached an agreement with an unrelated third party to purchase two LR2 product tankers under construction at DHSC for approximately $60.0 million each. These vessels, STI Rose and STI Alexis, were delivered in January and February 2015, respectively.

In December 2014, we reached an agreement with Scorpio Bulkers, a related party, to purchase newbuilding contracts for four LR2 product tankers to be constructed at shipyards in South Korea and options to purchase two additional LR2 newbuilding contracts. The purchase price for each of the four LR2 newbuilding contracts was $51.0 million with scheduled vessel deliveries in the first three quarters of 2016. The purchase price for the two option contracts is fixed at $52.5 million for each contract with scheduled vessel deliveries in the fourth quarter of 2016. The options expire on May 31, 2015. We are working with the seller and the shipyards to novate the contracts to us. The independent members of our Board of Directors unanimously approved this transaction with Scorpio Bulkers.

In December 2014, we designated STI Heritage and STI Harmony as held for sale. As part of this designation, we recorded a $3.9 million write-down to remeasure these vessels at their fair value less estimated costs to sell. Their revised carrying amount of $59.0 million was then reclassified from ‘Vessels’ to ‘Vessels Held for Sale’ on the consolidated balance sheet as of December 31, 2014. In March 2015, we closed on the sale of Venice for $13.0 million. Additionally, we agreed to sell STI Harmony and STI Heritage for an aggregate selling price of $61.5 million. The sales of these vessels are expected to close in April 2015.

Newbuilding program

As of March 30, 2015, we had a total of 14 newbuilding product tanker orders with HMD, SPP, HSHI, DSME, DHSC and SSME which include six MR tankers and eight LR2 tankers for an aggregate purchase price of $620.6 million, of which $137.2 million in cash has been paid and $16.3 million of common stock has been issued. Additionally, we were still party to the performance guarantees of the seven VLCCs sold in March 2014 under the related construction contracts with the shipyards. We are working with the buyer and the shipyards to novate the contracts to the buyers. Should the counterparty to this transaction fail to fulfill the obligations set forth under each construction contract, then the shipyards have legal recourse to seek payment from us to fulfill these obligations.

The following table sets forth vessel deliveries under our Newbuilding Program during 2014 and through March 30, 2015:

Month
	Name	Delivered	Type
1	STI Duchessa	January 2014	MR
2	STI Opera	January 2014	MR
3	STI Texas City	March 2014	MR
4	STI Meraux	April 2014	MR
5	STI San Antonio	May 2014	MR
6	STI Chelsea	May 2014	MR
7	STI Lexington	May 2014	MR
8	STI Comandante	May 2014	Handymax
9	STI Brixton	June 2014	Handymax
10	STI Venere	June 2014	MR
11	STI Virtus	June 2014	MR
12	STI Pimlico	July 2014	Handymax
13	STI Powai	July 2014	MR
14	STI Aqua	July 2014	MR
15	STI Dama	July 2014	MR
16	STI Elysees	July 2014	LR2
17	STI Hackney	August 2014	Handymax
18	STI Olivia	August 2014	MR
19	STI Mythos	August 2014	MR
20	STI Acton	September 2014	Handymax
21	STI Fulham	September 2014	Handymax
22	STI Camden	September 2014	Handymax
23	STI Benicia	September 2014	MR
24	STI Regina	September 2014	MR
25	STI St. Charles	September 2014	MR
26	STI Park	September 2014	LR2
27	STI Madison	September 2014	LR2
28	STI Orchard	September 2014	LR2
29	STI Battersea	October 2014	Handymax
30	STI Wembley	October 2014	Handymax
31	STI Mayfair	October 2014	MR
32	STI Yorkville	October 2014	MR
33	STI Finchley	November 2014	Handymax
34	STI Clapham	November 2014	Handymax
35	STI Milwaukee	November 2014	MR
36	STI Battery	November 2014	MR
37	STI Sloane	November 2014	LR2
38	STI Broadway	November 2014	LR2
39	STI Condotti	November 2014	LR2
40	STI Poplar	December 2014	Handymax
41	STI Soho	December 2014	MR

Month
	Name	Delivered	Type
42	STI Tribeca	January 2015	MR
43	STI Hammersmith	January 2015	Handymax
44	STI Rotherhithe	January 2015	Handymax
45	STI Rose	January 2015	LR2
46	STI Gramercy	January 2015	MR
47	STI Veneto	January 2015	LR2
48	STI Alexis	February 2015	LR2
49	STI Bronx	February 2015	MR
50	STI Pontiac	March 2015	MR
51	STI Manhattan	March 2015	MR

Our remaining commitments under all newbuilding vessel agreements as of March 30, 2015, including the above mentioned vessels are as follows:*

	In millions of U.S. Dollars
Q1 2015 - installment payments made	$167.2	**
Q1 2015 - remaining installment payment for delivery of STI Winnie	30.3
Q2 2015	258.9
Q3 2015	27.5
Q4 2015	24.8
Q1 2016	40.5
Q2 2016	26.0
Q3 2016	29.6
Q4 2016	29.6
Total	$634.4
* These are estimates only and are subject to change as construction progresses.
** As of March 30, 2015, $167.2 million of installment payments have been paid, which includes $149.9 million in aggregate for the delivery installment payments on STI Gramercy and STI Veneto in January 2015, STI Bronx and STI Alexis in February 2015 and STI Pontiac and STI Manhattan in March 2015.

Drydock
During 2012, we drydocked two of our owned vessels, STI Heritage and STI Spirit, for an aggregated drydock cost of $2.9 million and a total of 38 off-hire days.
During 2013, no vessels were drydocked.
During 2014, Venice was drydocked for a cost $1.3 million and was off-hire for 26 days.
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

Dividends
The board of directors declared the following quarterly cash dividends in 2013, 2014 and through March 30, 2015:

Dividends	Date
per share	Paid
$0.025	June 25, 2013
$0.035	September 25, 2013
$0.07	December 18, 2013
$0.08	March 26, 2014
$0.09	June 12, 2014
$0.10	September 10, 2014
$0.12	December 12, 2014
$0.12	March 30, 2015

Stock Buyback Program
 In April 2014, we resumed purchasing shares under our stock buyback program that was authorized in July 2010. Additionally, in April 2014, our board of directors approved a new stock buyback program with authorization to purchase up to $100 million of shares of our common stock, replacing the program announced in July 2010.
In June 2014, our board of directors approved a new stock buyback program with authorization to purchase up to $150 million of shares of our common stock. This program replaced our stock buyback program that was approved in April 2014.

In July 2014, our board of directors approved a new stock buyback program with authorization to purchase up to $150 million of shares of our common stock. This program replaced our stock buyback program that was approved in June 2014. As of December 31, 2014, the remaining authorization under this program was $75.2 million.

During 2014, we acquired an aggregate of 37,579,136 of our common shares that are being held as treasury shares, which include (i) 19,951,536 common shares that were purchased in the open market at an average price of $9.09 per share, (ii) 7,500,000 common shares that were acquired in exchange for 3,422,665 shares in Dorian and (iii) 10,127,600 common shares that were acquired using part of the proceeds we received from the issuance of our $360 million of Convertible Notes due 2019 in June 2014.

From January 1, 2015 through March 30, 2015, we acquired an aggregate of 746,639 of our common shares that are being held as treasury shares at an average price of $7.91 per share.

We had $69.3 million remaining under our stock buyback program as of March 30, 2015. We expect to repurchase these shares in the open market, at times and prices that are considered to be appropriate by us, but we are not obligated under the terms of the program to repurchase any shares.

As of December 31, 2014, we had 164,574,542 shares outstanding and as of March 30, 2015, we had 163,827,903 shares outstanding. These shares provide the holders with rights to dividends and voting rights.

C. Research and Development, Patents and Licenses, Etc.
Not applicable.
D. Trend Information
See “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry.”

E. Off-Balance Sheet Arrangements
As of December 31, 2014, we were committed to make charter-hire payments to third parties for certain chartered-in vessels. These arrangements are accounted for as operating leases. Additionally, we are committed to make payments on our newbuilding vessel orders. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for further information.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our total contractual obligations at December 31, 2014:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Bank loans(1)	$122,633	$263,172	$462,852	$360,535
Estimated interest payments on bank loans(2)	42,524	93,222	75,592	19,250
Interest rate swap derivative contracts(3)	206	—	—	—
Bank loans - commitment fees(4)	3,139	—	—	—
Time charter-in commitments(5)	57,878	2,169	—	—
Technical management fees(6)	20,250	20,250	—	—
Commercial management fees(7)	8,888	8,888	—	—
Newbuilding installments (8)	508,658	125,718	—	—
Convertible notes(9)	—	—	360,000	—
Convertible notes - estimated interest payments(10)	12,849	17,100	12,801	—
Senior unsecured notes(11)	—	51,750	—	53,750
Senior unsecured notes - estimated interest payments(12)	8,631	14,199	7,256	1,330
Total	$785,656	$596,468	$918,501	$434,865
____________________

(1)
Represents principal payments due on our 2010 Revolving Credit Facility, 2011 Credit Facility, Newbuilding Credit Facility, 2013 Credit Facility, KEXIM Credit Facility and K-Sure Credit Facility based on our outstanding borrowings as of December 31, 2014.

(2)
Represents estimated interest payments on our credit facilities. These payments were estimated by taking into consideration (i) the margin on each credit facility, (ii) the amount of interest that is fixed based on our interest rate swap agreements and (iii) the forward curve calculated from the term structure of interest swap rates as published by the US Federal Reserve as of December 31, 2014.

The forward curve was calculated as follows as of December 31, 2014:

Year 1	0.44%
Year 2	1.34%
Year 3	2.09%
Year 4	2.45%
Year 5	2.63%
Year 6	2.60%	(1)
Year 7	2.87%

(1)	The US Federal Reserve does not publish six year swap rates. As such, we interpolated the year six forward rate using an average of the five and seven year US Federal Reserve published swap rates.

The margins on each credit facility that have amounts outstanding at December 31, 2014 are as follows:

Facility	Margin
2010 Revolving Credit Facility	3.25%
2011 Credit Facility	3.25%
Newbuilding Credit Facility	2.70%
2013 Credit Facility	3.50%
KEXIM	3.25%
KEXIM Commercial Tranche	3.25%	(a)
KEXIM Notes	1.70%
K-Sure	2.25%
K-Sure Commercial Tranche	3.25%	(b)

(a) Borrowings under the KEXIM Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date.
(b) Borrowings under the K-Sure Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche.
Interest was then estimated using the above mentioned rates multiplied by the amounts outstanding under our various credit facilities using the balance as of December 31, 2014 and taking into consideration the scheduled amortization of such facilities going forward until maturity.

(3)	Represents estimated payments due under our interest rate swaps:

•
The three swaps relating to the 2010 Revolving Credit Facility with a total notional amount of $30.0 million carry an average fixed interest rate of 1.27% during the time period the swap is outstanding (January 1, 2015 through June 2, 2015). The payments due were estimated by offsetting the fixed payments against the estimated interest received using the forward swap curve at December 31, 2014 for each of the swaps. These swaps were repaid in March 2015.

•
The three swaps relating to the 2011 Credit Facility with a total notional amount of $15.0 million carry an average fixed interest rate of 1.30% during the time period the swap is outstanding (January 1, 2015 through June 30, 2015). The payments due were estimated by offsetting the fixed payments against the estimated interest received using the forward swap curve at December 31, 2014 for each of the swaps.

(4)
As of December 31, 2014, a commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of our 2013 Credit Facility and the commercial tranches of our KEXIM Credit Facility and K-Sure Credit Facility. The 2010 Revolving Credit Facility, 2011 Credit Facility and Newbuilding Credit Facility were fully drawn as of December 31, 2014.

(5)	Represents amounts due under our time charter-in agreements as of December 31, 2014.

(6)	We pay our technical manager, SSM, $685 per day per owned vessel, which are the same fees that SSM charges to third parties.

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

(8)	Represents obligations under our agreements with HMD, SPP, HSHI, DSME, DHSC and SSME for the construction of 24 newbuilding vessels under our Newbuilding Program as of December 31, 2014.

(9)	Represents the principal due at maturity on our Convertible Notes as of December 31, 2014.

(10)	Represents estimated interest payments on our Convertible Notes. The Convertible Notes bear interest at a coupon rate of 2.375% per annum and mature in July 2019.

(11)	Represents the principal due at maturity on our Senior Unsecured Notes Due 2020 and our Senior Unsecured Notes Due 2017 as of December 31, 2014.

(12)
Represents estimated interest payments on our Senior Unsecured Notes Due 2020 and our Senior Unsecured Notes Due 2017 as of December 31, 2014. These notes bear interest at coupon rates of 6.75% and 7.50%, respectively.

G. Safe Harbor
See “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The terms of our Class I directors expire at the 2017 annual meeting of shareholders, the terms of our Class II directors expire at the 2015 annual meeting of shareholders, and the terms of our Class III directors expire at the 2016 annual meeting of shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., 9, Boulevard Charles III, Monaco 98000.
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

Name	Age	Position
Emanuele A. Lauro	36	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	54	President and Class II Director
Brian Lee	48	Chief Financial Officer
Cameron Mackey	46	Chief Operating Officer and Class III Director
Luca Forgione	38	General Counsel
Sergio Gianfranchi	70	Vice President, Vessel Operations
Anoushka Kachelo	35	Secretary
Alexandre Albertini	38	Class III Director
Ademaro Lanzara	72	Class I Director
Donald C. Trauscht	81	Class II Director
Marianne Økland	52	Class III Director
Jose Tarruella	43	Class II Director

Biographical information concerning the directors and executive officers listed above is set forth below.
Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company's founder, has served as Chairman, and Chief Executive Officer since the closing of our initial public offering in April 2010. Mr. Lauro also co-founded and serves as Chairman and Chief Executive Officer of Scorpio Bulkers, which was formed in 2013. He joined the Scorpio group of companies, or the Scorpio Group, in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro’s leadership, Scorpio Group has grown from an owner of three vessels in 2003 to become a leading operator and manager of over 200 vessels in 2015. Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Group Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. Mr. Lauro has a degree in international business from the European Business School, London.
Robert Bugbee, President and Director
Robert Bugbee has served as a Director and President since the closing of our initial public offering in April 2010. He has more than 25 years of experience in the shipping industry. Mr. Bugbee also co-founded and serves as President and Director of Scorpio Bulkers. He joined the Scorpio Group in February 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000, and Senior Vice President of OMI from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1993. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical beginning 1987 for the M.I.B. Program at the Norwegian School for Economics and Business administration in Bergen. He has a Fellowship from the International Shipbrokers Association and a B.A. (Honors) from London University.

Brian Lee, Chief Financial Officer
Brian Lee has served as Chief Financial Officer since the closing of our initial public offering in April 2010. He joined Scorpio Group in April 2009 where he continues to serve in a senior management position. He has been employed in the shipping industry since 1998. Prior to joining Scorpio Group, he was the Controller of OMI from 2001 until the sale of the company in 2007. Mr. Lee has an M.B.A. from the University of Connecticut and has B.S. in Business Administration from the University at Buffalo, State University of New York.
Cameron Mackey, Chief Operating Officer and Director
Cameron Mackey has served as Chief Operating Officer since the closing of our initial public offering in April 2010 and as a Director since May 2013. Mr. Mackey also serves as Chief Operating Officer of Scorpio Bulkers. He joined Scorpio Group in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio Group, he was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007 and in Business Development at OMI from 2002 to 2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.

Luca Forgione, General Counsel
Luca Forgione has served as General Counsel since the closing of our initial public offering in April 2010 and as Secretary until December 2, 2013. Mr. Forgione also serves as General Counsel of Scorpio Bulkers. He joined Scorpio Group in August 2009 where he continues to serve as General Counsel. He is licensed as a lawyer in his native Italy and as a Solicitor of the Supreme Court of England & Wales. Mr. Forgione has more than ten years of shipping industry experience and has worked in the fields of shipping, offshore logistics, commodity trading and energy since the beginning of his in-house career, most recently with Constellation Energy Commodities Group Ltd. in London, part of Constellation Energy Group Inc. then listed on the NYSE under “CEG,” and now part of Exelon (NYSE: EXC) from 2007 to 2009, and previously with Coeclerici S.p.a. in Milan from 2004 to 2007. He has experience with all aspects of the supply chain of drybulk and energy commodities (upstream and downstream), and has developed considerable understanding of the regulatory and compliance regimes surrounding the trading of physical and financial commodities as well as the owning, managing and chartering of vessels. Mr. Forgione was a Tutor in International Trade Law and Admiralty Law at University College London (U.K.) and more recently a Visiting Lecturer in International Trade Law at King’s College (U.K.). He has a Master’s Degree in Maritime Law from the University of Southampton (U.K.) and a Law Degree from the University of Genoa (Italy).
Sergio Gianfranchi, Vice President, Vessel Operations
Sergio Gianfranchi has served as Vice President of Vessel Operations since the closing of our initial public offering in April 2010. Mr. Gianfranchi also serves as Vice President of Vessel Operations of Scorpio Bulkers. He served as Operations Manager of our technical manager, SSM, at its headquarters in Monaco from 2002 to 2004. He has been instrumental in launching and operating the Scorpio Group Pools, and was employed as the Fleet Manager of SCM, the Scorpio Group affiliate that manages the commercial operations of over 100 vessels grouped in the Scorpio Group Pools. Mr. Gianfranchi is currently employed as the Pool Fleet Manager of SCM. From 1999 to 2001, Mr. Gianfranchi served as the on-site owner’s representative of the Scorpio Group affiliates named Doria Shipping, Tristan Shipping, Milan Shipping and Roma Shipping, to survey the construction of their Panamax and Post-Panamax newbuilding tankers being built at the 3Maj Shipyard in Rijeka, Croatia. When Mr. Gianfranchi joined SSM in 1989, he began as vessel master of its OBOs (multipurpose vessels that carry ore, heavy drybulk and oil). Upon obtaining his Master Mariner License in 1972, he served until 1989 as a vessel master with prominent Italian shipping companies, including NAI and Almare, initially a subsidiary of NAI but later controlled by Finmare, the Italian state shipping financial holding company. In this position he served mostly on OBOs, tankers and drybulk carriers. He graduated from La Spezia Nautical Institute in Italy in 1963.
Anoushka Kachelo, Secretary
Anoushka Kachelo has served as our Secretary since December 2, 2013. Mrs. Kachelo also serves as Secretary of Scorpio Bulkers. She joined Scorpio Group in September 2010 as Senior Legal Counsel. Mrs. Kachelo is a Solicitor of the Supreme Court of England & Wales and has worked in the fields of commodity trading, energy and asset finance. Prior to joining the Scorpio Group, Mrs. Kachelo was Legal Counsel for the Commodities Team at JPMorgan (London) and prior to that in private practice for the London office of McDermott Will & Emery and Linklaters. She has a BA in Jurisprudence from the University of Oxford (U.K.).
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
Donald C. Trauscht, Director
Donald C. Trauscht has served on our board of directors since the closing of our initial public offering in April 2010. Mr. Trauscht has served as the Chairman of BW Capital Corporation, a private investment company, since 1996. From 1967 to 1995, Mr. Trauscht held a number of positions at Borg-Warner Corporation, including Chairman and Chief Executive Officer. While at Borg Warner, Mr. Trauscht supervised an annual capital budget of $250 million and was responsible for risk assessment decisions involving the company’s investments. He has participated in acquisitions, divestments, financings, public offerings and other transactions whose combined value is over $30 billion. Mr. Trauscht is a director of Esco Technologies Inc., Hydac International Corporation and Bourns Inc. He formerly served as a director of Baker Hughes Inc., Cordant Technologies Inc., Blue Bird Corporation, Imo Industries Inc., Mannesmann Capital Corporation, Wynn International Inc., Recon Optical Inc., Global Motorsport Group Inc., OMI Corporation, IES Corporation, NSK-Warner Ltd. and Eyes for Learning LLC. He has served as the Chairman, Lead Director, and Audit Committee, Compensation Committee, and Governance Committee Chairman at numerous public and private companies.
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
Jose Tarruella, Director
Jose Tarruella has served on our board since May 2013. Mr. Tarruella is also the founder and Chairman of Camino de Esles s.l., a high-end restaurant chain with franchises throughout Madrid, Spain, since 2007. Prior to forming Camino de Esles, Mr. Tarruella was a Director in Group Tragaluz, which owns and operates restaurants throughout Spain. Mr. Tarruella also acts as a consultant for the Spanish interests of Rank Group plc (LSE: RNK.L) a leading European gaming-based entertainment business. He has been involved in corporate relations for Esade Business School in Madrid. He earned an International MBA from Esade Business School in Barcelona and an MA from the University of Navarre in Spain.

B. Compensation
We paid an aggregate compensation of $31.0 million, $15.7 million and $6.3 million to our senior executive officers in 2014, 2013, and 2012, respectively. Executive management remuneration was as follows during these periods:

	For the period ended December 31,
In thousands of US dollars	2014	2013	2012
Short-term employee benefits (salaries)	$7,454	$5,433	$2,896
Share-based compensation (1)	23,553	10,274	3,368
Total	$31,007	$15,707	$6,264

(1)	Represents the amortization of restricted stock issued under our equity incentive plans. See Note 14 to our consolidated financial statements for further description.

Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus an additional fee of $10,000 for each committee on which a director serves plus an additional fee of $25,000 for each committee for which a director serves as Chairman, per year, plus an additional fee of $35,000 to the lead independent director, plus $2,000 for each meeting, plus reimbursements for actual expenses incurred while acting in their capacity as a director. During the year ended December 31, 2014 and 2013, we paid an aggregate compensation of $0.8 million and $0.8 million to our directors, respectively. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under “—2010 Equity Incentive Plan and 2013 Equity Incentive Plan.”
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
2010 Equity Incentive Plan
In 2010, we adopted an equity incentive plan, which we refer to as the 2010 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We reserved a total of 1,148,916 common shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The plan is administered by our compensation committee. We issued a total of 559,458 restricted shares under the plan to our executive officers in the second quarter of 2010 which vest in three equal installments on the third, fourth and fifth anniversaries, respectively, of the closing date of the initial public offering, which was April 6, 2010. In the second quarter of 2010, we also issued 9,000 restricted shares to our independent directors, which vested on April 6, 2011. We issued a total of 281,000 restricted shares under the plan to our executive officers in the first quarter of 2011 which vest ratably in three equal installments on the first, second and third anniversaries, respectively, of the grant date, which was January 31, 2011. In the first quarter of 2011, we also issued 9,000 restricted shares to our independent directors, which vested on January 31, 2012. In the first quarter of 2012, we issued a total of 281,000 restricted shares under the plan to our executive officers, which vest ratably in three equal installments on the first, second and third anniversaries of the grant date, which was January 31, 2012. In the first quarter of 2012, we also issued 9,000 restricted shares to our independent directors, which vested on January 31, 2013. There are no shares remaining available for issuance under the 2010 Plan.
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
In the second quarter of 2013, we issued 4,610,000 shares of restricted stock to our employees and 390,000 shares to our independent directors for no cash consideration. The weighted average share price on the issuance dates was $8.69 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on March 10, 2016, (ii) one-third of the shares vest on March 10, 2017, and (iii) one-third of the shares vest on March 10, 2018. The vesting schedule of the restricted stock to our independent directors is (i) one-third of the shares vested on March 10, 2014, (ii) one-third of the shares vested on March 10, 2015, and (iii) one-third of the shares vest on March 10, 2016.
In October 2013, we amended the 2013 Equity Incentive Plan to increase the number of common shares eligible for issuance to 11,376,044. All other terms of the plan remained unchanged.

In October 2013, we issued 3,749,998 shares of restricted stock to our employees and 250,000 shares to our independent directors for no cash consideration. The weighted average share price on the issuance date was $9.85 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on October 11, 2016, (ii) one-third of the shares vest on October 11, 2017, and (iii) one-third of the shares vest on October 11, 2018. The vesting schedule of the restricted stock to our independent directors is (i) one-half of the shares vested on October 11, 2014 and (ii) one-half of the shares vest on October 11, 2015.
In February 2014, we issued 2,011,000 shares of restricted stock to our employees and 145,045 shares to our independent directors for no cash consideration. The weighted average share price on the issuance date was $9.30 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019. The vesting schedule of the restricted stock to our independent directors is (i) one-third of the shares vested on February 21, 2015, (ii) one-third of the shares vest on February 21, 2016, and (iii) one-third of the shares vest on February 21, 2017.
In May and September 2014, we issued 213,000 and 5,000 shares of restricted stock to SSH employees, respectively, for no cash consideration. The share prices on the issuance dates were $8.89 per share and $9.13 per share, respectively. The vesting schedule of the restricted stock to SSH employees is (i) one-third of the shares vest on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019.

In September 2014, we reserved an additional 1,088,131 common shares, par value $0.01 per share, for issuance pursuant to the plan. All other terms of the plan remained unchanged.
In November 2014, we issued 938,131 shares of restricted stock to our employees and 50,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $8.57 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on November 18, 2017, (ii) one-third of the shares vest on November 18, 2018, and (iii) one-third of the shares vest on November 18, 2019. The restricted shares issued to our independent directors will vest on November 18, 2015. Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.

As of March 30, 2015, 102,001 shares remain eligible for issuance under this plan.

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

C. Board Practices
Our board of directors currently consists of eight directors, five of whom have been determined by our board of directors to be independent under the rules of the NYSE and the rules and regulations of the SEC. Our board of directors has an Audit Committee, a Nominating Committee, a Compensation Committee and a Regulatory and Compliance Committee, each of which is comprised of certain of our independent directors, who are Messrs. Alexandre Albertini, Ademaro Lanzara, Donald Trauscht, Marianne Økland, and Jose Tarruella. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of the Scorpio Group that our board believes may present potential conflicts of interests between us and the Scorpio Group. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. The Regulatory and Compliance Committee oversees our operations to minimize the environmental impact by constant monitoring and measuring progresses of our vessels. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.
D. Employees
As of December 31, 2014, we had 14 employees. SSM and SCM were responsible for our commercial and technical management.
E. Share Ownership
The following table sets forth information regarding the share ownership of our common stock as of the date of this annual report by our directors and officers, including the restricted shares issued to our executive officers and to our independent directors as well as shares purchased in the open market.

Name	No. of Shares	% Owned (5)
Emanuele A. Lauro (1)	3,715,101	2.27%
Robert Bugbee (2)	3,622,914	2.21%
Cameron Mackey (3)	2,353,489	1.44%
Brian M. Lee (4)	1,713,142	1.05%
All other officers and directors individually	*	*

(1)	Includes 3,073,428 shares of restricted stock from the 2010 Equity Incentive Plan and the 2013 Equity Incentive Plan.

(2)	Includes 3,073,428 shares of restricted stock from the 2010 Equity Incentive Plan and the 2013 Equity Incentive Plan.

(3)	Includes 2,076,445 shares of restricted stock from the 2010 Equity Incentive Plan and the 2013 Equity Incentive Plan.

(4)	Includes 1,559,574 shares of restricted stock from the 2010 Equity Incentive Plan and the 2013 Equity Incentive Plan.

(5)	Based on 163,827,903 common shares outstanding as of March 30, 2015.
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

Name	No. of Shares		% Owned (4)
Wellington Management Group LLP*	15,947,162	(1)	9.8%
York Capital Management Global Advisors, LLC*	15,148,603	(2)	9.3%
FMR LLC*	12,407,317	(3)	6.9%

(1) This information is derived from Schedule 13G/A filed with the SEC on February 12, 2015.
(2) This information is derived from Schedule 13G/A filed with the SEC on February 17, 2015.
(3) This information is derived from Schedule 13G filed with the SEC on February 13, 2015.
(4) Based on 163,827,903 common shares outstanding as of March 30, 2015.
*Includes certain funds managed thereby.

B. Related Party Transactions

Management of Our Fleet
Commercial and Technical Management
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to a Master Agreement (which may be terminated upon a two year notice). SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms.
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
Administrative Services Agreement
We have an Administrative Services Agreement with SSH or our Administrator, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party of ours. Liberty Holding Company Ltd., or Liberty, a company affiliated with us, acted as our Administrator until March 13, 2012 when the Administrative Services Agreement was novated to SSH. The effective date of the novation was November 9, 2009, the date that we first entered into the agreement with Liberty. We reimburse our current Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. The services provided to us by our Administrator may be sub-contracted to other entities within the Scorpio Group.
We also pay our Administrator a fee for arranging vessel purchases and sales for us, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. For the year ended December 31, 2014, we paid SSH $26.1 million in aggregate for arranging vessel sales and purchases, which consisted of $11.7 million related to the purchase and delivery of 33 newbuilding vessels, $14.0 million relating to the purchase and sale of our seven VLCCs under construction, and $0.4 million relating to the sales of Noemi and Senatore. We believe this 1% fee on purchases and sales is customary in the tanker industry.
Further, pursuant to our administrative services agreement, our Administrator, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.
Our Administrative Services Agreement, whose effective commencement began in December 2009, can be terminated upon two years notice.

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
Our Relationship with the Scorpio Group and its Affiliates
We were incorporated in the Republic of the Marshall Islands on July 1, 2009 by Simon Financial Limited, or Simon, which is owned by the Lolli-Ghetti family. On October 1, 2009, (i) Simon, through its wholly-owned subsidiary, Liberty transferred three operating subsidiary companies to us that owned the vessels in our initial fleet consisting of the Venice, Senatore and Noemi; (ii) Liberty became a wholly-owned subsidiary and operating vehicle of Simon; (iii) Scorpio Owning Holding Ltd. became a wholly-owned subsidiary of Liberty; and (iv) we became a wholly-owned subsidiary of Scorpio Owning Holding Ltd. Liberty’s operations include chartered-in vessels, and interests in joint ventures and investments. Further, pursuant to our administrative services agreement, our Administrator, on behalf of itself and other members of the Scorpio Group has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.
Our board of directors consists of eight individuals, five of whom are independent directors. Three of the independent directors form the board’s Audit Committee and, pursuant to the Audit Committee charter, are required to review all potential conflicts of interest between us and related parties, including the Scorpio Group. Our three non-independent directors, Emanuele Lauro, Robert Bugbee and Cameron Mackey serve in senior management positions within the Scorpio Group, a member of which is also our Administrator.
The Scorpio Group is owned and controlled by the Lolli-Ghetti family, of which Mr. Lauro is a member. Mr. Lauro is Chief Executive Officer and Mr. Bugbee is President of the Scorpio Group. Mr. Lauro is employed by Scorpio Commercial Management and Mr. Bugbee is employed by Scorpio USA LLC, and both entities are affiliates within the Scorpio Group. Mr. Lauro, Mr. Bugbee and other senior management have a minority equity interest in Scorpio Services Holding Limited. In addition, certain of our executive officers also serve as members of the management team of Scorpio Bulkers. We are not affiliated with any other entities in the shipping industry other than those that are members of the Scorpio Group.
SCM, SSM and SSH our commercial manager, technical manager and administrator, respectively, are affiliates of the Scorpio Group. For information regarding the details regarding our relationship with SCM, SSM and SSH, please see “– Management of our Fleet.”

Transactions with Related Parties
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated statements of income or loss and balance sheet are as follows:

	For the year ended December 31,
In thousands of US dollars	2014	2013	2012
Pool revenue(1)
Scorpio MR Pool Limited	$112,826	$89,597	$9,558
Scorpio Handymax Tanker Pool Limited	54,052	36,199	31,280
Scorpio Panamax Tanker Pool Limited	46,925	36,018	26,884
Scorpio LR2 Pool Limited	67,054	28,203	4,540
Vessel operating costs(2)	(7,947)	(3,703)	(2,280)
Commissions(3)	(771)	(218)	(532)
Administrative expenses(4)	(4,823)	(1,944)	(1,862)

(1)
These transactions relate to revenue earned in the Scorpio LR2, Scorpio Panamax, Scorpio MR, and Scorpio Handymax Tanker Pools (the Pools), which are owned by Scorpio LR2 Pool Limited, Scorpio Panamax Tanker Pool Limited, Scorpio MR Pool Limited and Scorpio Handymax Tanker Pool Limited, respectively. The Pools are related party affiliates.

(2)
These transactions represent technical management fees charged by SSM, a related party affiliate, which are included in the vessel operating costs in the consolidated statement of income or loss. We believe our technical management fees for the years ended December 31, 2014, 2013 and 2012 were at arms-length rates as they were based on contracted rates that were the same as those charged to other vessels managed by SSM at the time the management agreements were entered into. In June 2013, this fee was increased to $685 per vessel per day from $548 per vessel per day for technical management.

(3)
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

(4)
We have an Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group.

Our Commercial Management Agreement with SCM includes a daily flat fee charged payable to SCM for the vessels that are not in one of the pools managed by SCM. The flat fee is $250 per day for Panamaxes/LR1 and LR2 vessels and $300 per day for Handymax and MR vessels.

•
The expense for the year ended December 31, 2014 of $4.8 million included (i) the flat fee of $1.3 million charged by SCM, which was included in voyage expenses on the consolidated statement of income or loss (ii) administrative fees of $3.1 million charged by SSH which was included in general and administrative expenses in the consolidated statement of income or loss (iii) restricted stock amortization of $0.3 million, which relates to the issuance of an aggregate of 218,000 shares of restricted stock to SSH employees for no cash consideration in May 2014 (see Note 14 to our consolidated financial statements, included herein, for further description of these issuances and their vesting conditions) and (iv) reimbursement expenses of $0.1 million that were included in general and administrative expenses in the consolidated statement of income or loss.

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

In December 2014, we reached an agreement with Scorpio Bulkers Inc. or Scorpio Bulkers, a related party to purchase newbuilding contracts for four LR2 product tankers to be constructed at shipyards in South Korea and options to purchase two additional LR2 newbuilding contracts. The purchase price for each of the four LR2 newbuilding contracts was $51.0 million with scheduled vessel deliveries in the first three quarters of 2016. The purchase price for the two option contracts is fixed at $52.5 million for each contract with scheduled vessel deliveries in the fourth quarter of 2016. The options expire on May 31, 2015. We are working with the seller and the shipyards to novate the contracts to us.

The independent members of the Company's Board of Directors unanimously approved the transaction with Scorpio Bulkers described in the preceding paragraph.

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of US dollars	2014	2013
Assets:
Accounts receivable (due from the Pools)	$74,125	$68,512
Accounts receivable (SSM)	121	—
Accounts receivable (SCM)	1	8
Liabilities:
Accounts payable (owed to the Pools)	$3,894	$95
Accounts payable and accrued expenses (SSM)	276	1
Accounts payable and accrued expenses (SCM)	774	—
Accounts payable and accrued expenses (SSH) (1)	3,160	—
Deposit from Scorpio Bulkers (2)	31,277	—

(1) Commissions payable to SSH relating to the deliveries of STI Sloane, STI Broadway, STI Finchley, STI Condotti, STI Battery, STI Clapham, STI Poplar and STI Soho.

(2) In December 2014, we agreed to buy four LR2 tankers from Scorpio Bulkers and received an option to purchase two additional LR2 tankers. Pursuant to this agreement, we received $31.3 million as a security deposit for the scheduled installments on these vessels that are expected to occur prior to the closing date of the sale. This amount will be reimbursed to Scorpio Bulkers upon closing.

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

•
During the year ended December 31, 2014, we paid SSH an aggregate fee of $26.1 million, which consisted of $11.7 million related to the purchase and delivery of 33 newbuilding vessels, $14.0 million relating to the purchase and sale of our seven VLCCs under construction and $0.4 million relating to the sales of Noemi and Senatore.

•
During the year ended December 31, 2013, we paid SSH an aggregate fee of $9.1 million, which consisted of $2.5 million related to the purchase and delivery of seven newbuilding vessels in 2013 and $6.6 million on the purchase and subsequent sale of our VLGC business to Dorian.

•
During the year ended December 31, 2012, we paid SSH an aggregate fee of $2.4 million, which consisted of $0.5 million on the sales of three Handymax vessels and $1.9 million on the purchase and delivery of our first five newbuilding vessels.

In 2011, we also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. $0.02 million, $0.2 million and $0.1 million were charged under this agreement during the years ended December 31, 2014, 2013 and 2012, respectively.

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
During the period from our initial public offering in April 2010 through April 2013, we did not declare or pay any dividends to our shareholders. For the years ended December 31, 2014 and 2013, we paid aggregate dividends to our shareholders in the amount of $70.5 million and $24.4 million, respectively. We have paid the following dividends per share in respect of the periods set forth below:

Payment Date	Amount per Share
June 25, 2013	$0.025
September 25, 2013	0.035
December 18, 2013	0.07
March 26, 2014	0.08
June 12, 2014	0.09
September 10, 2014	0.10
December 12, 2014	0.12
March 30, 2015	0.12

B. Significant Changes
There have been no significant changes since the date of the annual consolidated financial statements included in this report, other than as described in Note 24-Subsequent Events to our consolidated financial statements included herein.

ITEM 9. OFFER AND THE LISTING
A. Offer and Listing Details
Since our initial public offering, our shares of common stock have traded on the NYSE under the symbol “STNG”. The high and low market prices for our shares of common stock on the NYSE are presented for the periods listed below:

For the Year Ended:	High	Low
December 31, 2010*	$13.01	$9.50
December 31, 2011	12.18	4.28
December 31, 2012	7.50	4.93
December 31, 2013	12.48	6.92
December 31, 2014	11.91	6.48
* For the period beginning March 31, 2010

For the Quarter Ended:	High	Low
March 31, 2013	$8.94	$6.92
June 30, 2013	9.60	7.55
September 30, 2013	10.51	8.87
December 31, 2013	12.48	9.37
March 31, 2014	11.91	9.01
June 30, 2014	10.21	9.99
September 30, 2014	10.19	8.21
December 31, 2014	9.09	6.48
March 31, 2015 (through and including March 30, 2015)	9.64	7.64

Most Recent Six Months:	High	Low
September 2014	$9.64	$8.21
October 2014	9.04	6.48
November 2014	9.09	8.17
December 2014	8.98	7.83
January 2015	9.64	7.64
February 2015	8.86	7.65
March 2015 (through and including March 30, 2015)	9.58	8.39

B. Plan of Distribution
Not applicable
C. Markets
Our common shares are listed for trading on the NYSE under the symbol “STNG.” In addition, our Senior Notes Due 2020 are listed for trading on the NYSE under the symbol “SBNA” and our Senior Notes Due 2017 are listed for trading on the NYSE under the symbol “SBNB.”

D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.

F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Our amended and restated articles of incorporation have been filed as exhibit 3.1 to Amendment No. 2 to our Registration Statement on Form F-1 (Registration No. 333-164940), filed with the SEC on March 18, 2010. Our amended and restated bylaws are filed as exhibit 1.2 to our Annual Report on Form 20-F filed with the SEC on June 29, 2010. The information contained in these exhibits is incorporated by reference herein.
In May 2014, our shareholders approved an amendment to our Amended and Restated Articles of Incorporation to increase our authorized common stock to 400,000,000 from 250,000,000. Accordingly, we currently have 425,000,000 registered shares of which 400,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 designated as preferred shares with a par value of $0.01.
Information regarding the rights, preferences and restrictions attaching to each class of our shares of common stock is described in the section entitled “Description of Capital Stock” in the accompanying prospectus to our Registration Statement on Form F-3 (Registration No. 333-186815) with an effective date of February 25, 2013, provided that since the date of such Registration Statement, our total issued and outstanding common shares has increased to 163,827,903 as of the date of this annual report and our total authorized share capital has been increased as set forth above.
C. Material Contracts
Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. We refer you to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-Term Debt Obligations and Credit Arrangements” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of these agreements.
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
E. Taxation
United States Federal Income Tax Considerations

The following are the material United States federal income tax consequences to us of our activities and to United States Holders and Non-United States Holders, each as defined below, of the ownership of common shares. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business in this Report and assumes that we conduct our business as described herein. References in the following discussion to the “Company,” “we,” “our” and “us” are to Scorpio Tankers Inc. and its subsidiaries on a consolidated basis.

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
The Republic of the Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, has been officially recognized by the IRS as a qualified foreign country that grants the requisite “equivalent exemption” from tax in respect of each category of shipping income we earn and currently expect to earn in the future. Therefore, we will be exempt from United States federal income taxation with respect to our United States source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
For our 2014 taxable tax year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.
Publicly-Traded Test

The Treasury Regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which constitute our sole class of issued and outstanding stock, are “primarily traded” on the NYSE.

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
For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
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
We believe that we currently satisfy the Publicly-Traded Test and intend to take this position on our United States federal income tax return for the 2014 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.
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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different United States federal income taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year , a United States Holder will generally be required to file an annual report with the IRS for that year with respect to such Holder’s common shares.
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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E. Washington, D.C. 20549, or from its website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates.

Shareholders may also request a copy of our filings at no cost, by writing or telephoning us at the following address: Scorpio Tankers Inc., 9, Boulevard Charles III Monaco 98000, +377-9898-5716.
I. Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes. We entered into six interest rate swaps in August 2011 and which went into effect on July 1, 2012 for an aggregate notional amount of $75.0 million, which was reduced to $66.0 million in September 2012 and further reduced to $45.0 million in March 2014. The fair market value of our interest rate swaps was a liability of $0.2 million and $0.9 million at December 31, 2014 and 2013, respectively. In March 2015, we terminated three of the interest rate swaps relating to our 2010 Revolving Credit Facility. As a result of this transaction, we will record a write-off of $0.1 million in the first quarter of 2015. As of the date of this report, we have three interest rate swaps with an aggregate notional value of $15.0 million relating to our 2011 Credit Facility.
Based on the floating rate debt at December 31, 2014, a one-percentage point increase in the floating interest rate would increase interest expense by $11.7 million per year. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of December 31,

In thousands of U.S. dollars	2015	2016 -2017	2018-2019	Thereafter
Principal payments floating rate debt	$90,547	$263,172	$462,852	$360,535
Principal payments fixed rate debt	32,086	51,750	360,000	53,750
Total principal payments on outstanding debt	$122,633	$314,922	$822,852	$414,285

Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. We currently do not have any vessels on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income / (loss) by $20.2 million and $14.1 million for the years ended December 31, 2014 and 2013, respectively.
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
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Our controls and procedures are designed to provide reasonable assurance of achieving their objectives.
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15e ) as of December 31, 2014. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2014 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B. Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2014 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting was effective as of December 31, 2014 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
The Company’s internal control over financial reporting, at December 31, 2014, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. Their audit report on the effectiveness of internal control over financial reporting is presented in “Item 18. Financial Statements.”
C. Attestation Report of the Registered Public Accounting Firm
The attestation report of the Registered Public Accounting Firm is presented on page F-2 of the Financial Statements filed as part of this annual report.
D. Changes in Internal Control Over Financial Reporting
None

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. Ademaro Lanzara, who serves on the Audit Committee, qualifies as an “audit committee financial expert” and that he is “independent” in accordance with SEC rules.
ITEM 16B. CODE OF ETHICS
We have adopted a code of ethics applicable to officers, directors and employees, which complies with applicable guidelines issued by the SEC. Our code of ethics is filed as an exhibit to our annual report filed on March 31, 2014 on form 20-F for the year ended December 31, 2013 and can be found on our website at www.scorpiotankers.com. We will also provide a hard copy of our code of ethics free of charge upon written request to Scorpio Tankers Inc., 9 Boulevard Charles III, Monaco, 98000.
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
A. Audit Fees
Our principal accountant for fiscal years ended December 31, 2014 and 2013 was PricewaterhouseCoopers Audit (Marseille, France) and the audit fee for those periods was $497,000 and $428,000, respectively.
During 2014, our principal accountant, PricewaterhouseCoopers Audit, provided services related to the issuance of our Senior Unsecured Notes Due 2020, Convertible Notes and Senior Unsecured Notes Due 2017 that were completed in May 2014, June 2014 and October 2014, respectively. The fees for these services were $48,000, $41,500 and $91,695, respectively.

During 2013, our principal accountant, PricewaterhouseCoopers Audit, provided services related to follow-on offerings that were completed in May 2013 and August 2013 and two transactions related to issuance of shares for the acquisitions of vessels. The fees for these services were $38,500, $39,328 and $30,000, respectively.
B. Audit-Related Fees
None
C. Tax Fees
None
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
ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On July 9, 2010, our board of directors authorized a share buyback program of $20 million, which was subsequently increased to $100.0 million in April 2014, which we refer to as the 2010 Share Buyback Program. On June 27, 2014, our board of directors authorized a new share buyback program of up to $150 million, which we refer to as the First 2014 Share Buyback Program, to replace the 2010 Share Buyback Program. On July 28, 2014, our board of directors authorized a new share buyback program of up to $150 million, which we refer to as the Second 2014 Share Buyback Program, to replace the First 2014 Share Buyback Program. We repurchase these shares in the open market at the time and prices that we consider to be appropriate.

During the year ended December 31, 2014, we repurchased an aggregate of 19,951,536 of our common shares at an average price of $9.09 per share under the 2010 Share Buyback Program, First 2014 Share Buyback Program, and Second 2014 Share Buyback Program.

In addition, in May 2014, in a privately negotiated transaction, we acquired 7,500,000 of our common shares from one of our existing shareholders in exchange for 3,422,665 shares in Dorian owned by us.

Furthermore, using a portion of the proceeds we received from our offering of Convertible Notes, we repurchased 10,127,600 of our common shares at $9.38 per share in a privately negotiated transaction.

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
There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. The Marshall Islands law and our bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2014 and through the date of this annual report, our non-management directors met in executive session five times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The financial information required by this Item is set forth on pages F-1 to F-64 and is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated Bylaws of the Company (3)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company
2.1	Form of Stock Certificate (1)
2.3	Form of Senior Debt Securities Indenture (5)
2.4	Form of Subordinated Debt Securities Indenture (5)
2.5	Base Indenture, dated May 12, 2014, by and between the Company and Deutsche Bank Trust Company (9)
2.6
Supplemental Indenture to the Base Indenture, dated May 12, 2014, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 6.75% Senior Notes due 2020 (9)

2.7	Indenture, dated June 30, 2014, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 2.375% Convertible Notes due 2019
2.8
Second Supplemental Indenture to the Base Indenture, dated October 31, 2014, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 7.50% Senior Notes due 2017 (10)

4.1	Amended and Restated Loan Agreement for $150 Million Revolving Credit Facility, dated July 12, 2011 (6)
4.2	Letter Agreement to July 12, 2011 Amended and Restated Loan Agreement, dated September 22, 2011 (6)
4.3	First Amendatory Agreement to July 12, 2011 Amended and Restated Loan Agreement, dated December 22, 2011 (6)
4.4	2010 Equity Incentive Plan (3)
4.5	2013 Amended and Restated Equity Incentive Plan (8)
4.6	Administrative Services Agreement between the Company and Liberty Holding Company Ltd. (2)
4.7	Master Agreement between the Company, SSM and SCM dated January 24, 2013 (7)
4.8	STI Spirit Credit Facility, dated March 9, 2011 (4)
4.9	Letter Agreement to STI Spirit Credit Facility, dated September 28, 2011 (6)
4.10	First Amendatory Agreement to STI Spirit Credit Facility, dated December 30, 2011 (6)
4.11	2011 Credit Facility, dated May 3, 2011 (6)
4.12	Letter Agreement to 2011 Credit Facility, dated September 22, 2011 (6)
4.13	First Amendatory Agreement to 2011 Credit Facility, dated June 27, 2011 (6)
4.14	Second Amendatory Agreement to 2011 Credit Facility, dated December 22, 2011 (6)
4.15	Newbuilding Credit Facility, dated December 21, 2011 (6)
4.16	2013 Credit Facility, dated July 2, 2013 (8)
4.17	KEXIM Credit Facility, dated February 28, 2014 (8)
4.18	K-Sure Credit Facility, dated February 24, 2014 (8)
8.1	Subsidiaries of the Company
11.1	Code of Ethics (7)
11.2	Whistleblower Policy (8)
11.3	Whistleblower Policy - Environmental (8)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers Audit
15.2	Consent of Independent Registered Public Accounting Firm, Deloitte LLP
15.3	Consent of Drewry Shipping Consultants, Ltd.

(1)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 1) (File No. 333-164940) on March 10, 2010, and incorporated by reference herein.

(2)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010, and incorporated by reference herein.

(3)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on June 29, 2010, and incorporated by reference herein.

(4)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on April 21, 2011, and incorporated by reference herein.

(5)	Filed as an Exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-173929) on May 4, 2011, and incorporated by reference herein.

(6)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F on April 13, 2012, as amended, and incorporated by reference herein.

(7)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F on March 29, 2013, and incorporated by reference herein.

(8)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 31, 2014, and incorporated by reference herein.

(9)	Filed as an Exhibit to the Company’s Report on Form 6-K on May 13, 2014, and incorporated by reference herein.

(10)	Filed as an Exhibit to the Company’s Report on Form 6-K on October 31, 2014, and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Dated March 31, 2015

Scorpio Tankers Inc.
(Registrant)

/s/ Emanuele Lauro
Emanuele Lauro
Chief Executive Officer

SCORPIO TANKERS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of income or loss, statement of comprehensive income or loss, statement of changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Scorpio Tankers Inc and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Audit

Monaco, Principality of Monaco,
March 31, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Majuro, Marshall Island

We have audited the accompanying consolidated statement of income or loss, consolidated statement of comprehensive income or loss, consolidated statement of changes in shareholders’ equity, and consolidated cash flow statement of Scorpio Tankers Inc. and subsidiaries (the “Company”) for the year ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Scorpio Tankers Inc. and subsidiaries for the year ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ DELOITTE LLP

London, United Kingdom

March 28, 2013

Scorpio Tankers Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2014 and 2013

		As of
In thousands of U.S. dollars	Notes	December 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	2	$116,143	$78,845
Accounts receivable	3	78,201	72,542
Prepaid expenses and other current assets		2,420	2,277
Inventories		6,075	2,857
Vessels held for sale	4	70,865	82,649
Total current assets		273,704	239,170
Non-current assets
Vessels and drydock	4	1,971,878	530,270
Vessels under construction	5	404,877	649,526
Other assets	7	23,728	17,907
Investment in associate	8	—	209,803
Available for sale investment	8	130,456	—
Total non-current assets		2,530,939	1,407,506
Total assets		$2,804,643	$1,646,676
Current liabilities
Current portion of long term debt	11	87,163	10,453
Debt related to vessels held for sale	11	32,932	21,397
Accounts payable	9	14,929	20,696
Accrued expenses	10	55,139	7,251
Derivative financial instruments	12	205	689
Total current liabilities		190,368	60,486
Non-current liabilities
Long term debt	11	1,451,427	135,279
Derivative financial instruments	12	—	188
Total non-current liabilities		1,451,427	135,467
Total liabilities		1,641,795	195,953
Shareholders’ equity
Issued, authorized and fully paid in share capital:
Share capital	14	2,033	1,999
Additional paid in capital	14	1,550,956	1,536,945
Treasury shares		(351,283)	(7,938)
Accumulated other comprehensive loss		(10,878)	(212)
Accumulated deficit		(27,980)	(80,071)
Total shareholders’ equity		1,162,848	1,450,723
Total liabilities and shareholders’ equity		$2,804,643	$1,646,676

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Income or Loss
For the years ended December 31, 2014, 2013 and 2012

		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	Notes	2014	2013	2012
Revenue
Vessel revenue	16	$342,807	$207,580	$115,381
Operating expenses
Vessel operating costs		(78,823)	(40,204)	(30,353)
Voyage expenses		(7,533)	(4,846)	(21,744)
Charterhire	17	(139,168)	(115,543)	(43,701)
Depreciation	4	(42,617)	(23,595)	(14,818)
General and administrative expenses	18	(48,129)	(25,788)	(11,536)
Write down of vessels held for sale and loss from sales of vessels	4	(3,978)	(21,187)	(10,404)
Gain on sale of VLGCs	8	—	41,375	—
Gain on sale of VLCCs	5	51,419	—	—
Gain on sale of Dorian shares	8	10,924	—	—
Re-measurement of investment in Dorian	8	(13,895)	—	—
Total operating expenses		(271,800)	(189,788)	(132,556)
Operating income / (loss)		71,007	17,792	(17,175)
Other (expense) and income, net
Financial expenses	19	(20,770)	(2,705)	(8,512)
Realized gain on derivative financial instruments	12	17	3	443
Unrealized gain / (loss) on derivative financial instruments	12	264	567	(1,231)
Financial income		203	1,147	35
Share of income from associate	8	1,473	369	—
Other expenses, net		(103)	(158)	(97)
Total other expense, net		(18,916)	(777)	(9,362)
Net income / (loss)		52,091	17,015	(26,537)
Attributable to:
Equity holders of the parent		$52,091	$17,015	$(26,537)
Earnings / (loss) per share
Basic	21	$0.30	$0.12	$(0.64)
Diluted	21	$0.30	$0.11	$(0.64)
Basic weighted average shares outstanding	21	171,851,061	146,504,055	41,413,339
Diluted weighted average shares outstanding	21	176,292,802	148,339,378	41,413,339

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income or Loss
For the years ended December 2014, 2013 and 2012

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2014	2013	2012
Net income / (loss)		$52,091	$17,015	$(26,537)
Other comprehensive income / (loss):
Items that may be reclassified subsequently to income or loss
Change in value of available for sale investment		(10,801)	—	—
Cash flow hedges
Unrealized gain/(loss) on derivative financial instruments	12	135	117	(904)
Reclassification adjustment for derivative financial instruments included in net loss	12	—	—	1,276
Other comprehensive (loss) / income		(10,666)	117	372
Total comprehensive income / (loss)		$41,425	$17,132	$(26,165)
Attributable to:
Equity holders of the parent		$41,425	$17,132	$(26,165)

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2014, 2013 and 2012

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Accumulated deficit	Accumulated other comprehensive income/(loss)	Total
Balance as of January 1, 2012	38,345,394	$391	$363,210	(5,498)	$(70,549)	$(701)	$286,853
Net loss for the period	—	—	—	—	(26,537)	—	(26,537)
Other comprehensive income	—	—	—	—	—	372	372
Net proceeds from follow on offerings	25,639,774	256	152,796	—	—	—	153,052
Issuance of restricted stock	290,000	3	(3)	—	—	—	—
Amortization of restricted stock	—	—	3,490	—	—	—	3,490
Purchase of treasury shares	(447,322)	—	—	(2,440)	—	—	(2,440)
Balance as of December 31, 2012	63,827,846	$650	$519,493	$(7,938)	$(97,086)	$(329)	$414,790
Balance as of January 1, 2013	63,827,846	$650	$519,493	$(7,938)	$(97,086)	$(329)	$414,790
Net income for the period	—	—	—	—	17,015	—	17,015
Other comprehensive income	—	—	—	—	—	117	117
Net proceeds from follow on offerings	118,828,578	1,188	946,774	—	—	—	947,962
Issuance of restricted stock	8,999,998	90	(90)	—	—	—	—
Amortization of restricted stock	—	—	13,142	—	—	—	13,142
Dividends paid	—	—	(24,353)	—	—	—	(24,353)
Shares issued for acquisition of vessels (see Note 5)	7,135,080	71	81,979	—	—		82,050
Balance as of December 31, 2013	198,791,502	$1,999	$1,536,945	$(7,938)	$(80,071)	$(212)	$1,450,723
Balance as of January 1, 2014	198,791,502	$1,999	$1,536,945	$(7,938)	$(80,071)	$(212)	$1,450,723
Net income for the period	—	—	—	—	52,091	—	52,091
Other comprehensive loss	—	—	—	—	—	(10,666)	(10,666)
Issuance of restricted stock	3,362,176	34	(34)	—	—	—	—
Amortization of restricted stock	—	—	29,726	—	—	—	29,726
Dividends paid	—	—	(70,495)	—	—	—	(70,495)
Purchase of treasury shares	(37,579,136)	—	—	(343,345)	—	—	(343,345)
Equity component of Convertible Notes, net of issuance costs (See Note 11)	—	—	59,464	—	—	—	59,464
Shares issued for acquisition of vessels (see Note 5)	—	—	(4,650)	—	—	—	(4,650)
Balance as of December 31, 2014	164,574,542	$2,033	$1,550,956	$(351,283)	$(27,980)	$(10,878)	$1,162,848

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Cash Flow Statements
For the years ended December 31, 2014, 2013 and 2012

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2014	2013	2012
Operating activities
Net income / (loss)		$52,091	$17,015	$(26,537)
Gain on sale of VLGCs	8	—	(41,375)	—
Gain on sale of VLCCs	5	(51,419)	—	—
Gain on sale of Dorian shares	8	(10,924)	—	—
Re-measurement of investment in Dorian	8	13,895	—	—
Write down of vessels held for sale and loss from sales of vessels	4	3,978	21,187	10,404
Depreciation	4	42,617	23,595	14,818
Amortization of restricted stock	14	29,726	13,142	3,490
Amortization of deferred financing fees		4,834	332	4,093
Straight-line adjustment for charterhire expense		3	53	41
Share of profit from associate	8	(1,473)	(369)	—
Unrealized gain on derivative financial instruments	12	(264)	(567)	1,231
Amortization of acquired time charter contracts		478	—	—
Accretion of Convertible Notes	11	5,330	—	—
		88,872	33,013	7,540
Changes in assets and liabilities:
Drydock payments		(1,290)	(1,469)	(1,702)
(Increase)/decrease in inventories		(3,218)	(687)	526
Increase in accounts receivable		(5,660)	(36,104)	(16,052)
(Increase)/decrease in prepaid expenses and other current assets		(154)	(823)	547
(Increase)/decrease in other assets		(2,901)	(1,849)	2,443
Increase/(decrease) in accounts payable		6,471	(2,021)	3,966
Increase in accrued expenses		12,070	4,285	804
Interest rate swap termination payment		(274)	—	—
		5,044	(38,668)	(9,468)
Net cash inflow/(outflow) from operating activities		93,916	(5,655)	(1,928)
Investing activities
Acquisition of vessels and payments for vessels under construction		(1,403,181)	(767,448)	(191,490)
Proceeds from disposal of vessels		213,670	—	101,335
VLGC installment payments		—	(83,070)	—
Investment in associate		—	(84,583)	—
Deposit received for vessel purchases		31,277	—	—
Net cash outflow from investing activities		(1,158,234)	(935,101)	(90,155)
Financing activities
Debt repayments		(74,674)	(28,410)	(129,076)
Issuance of debt		1,219,784	52,050	124,172
Debt issuance costs		(45,670)	(14,693)	(3,293)
Proceeds from issuance of Convertible Notes		360,000	—	—
Convertible Notes issuance costs		(10,993)	—	—

Gross proceeds from issuance of common stock	—	983,537	159,002
Equity issuance costs	(42)	(35,695)	(5,950)
Dividends paid	(70,495)	(24,353)	—
Repurchase of common stock	(276,294)	—	(2,440)
Net cash inflow from financing activities	1,101,616	932,436	142,415
Increase/(decrease) in cash and cash equivalents	37,298	(8,320)	50,332
Cash and cash equivalents at January 1,	78,845	87,165	36,833
Cash and cash equivalents at December 31,	$116,143	$78,845	$87,165
Supplemental information:
Interest paid	$24,507	$6,497	$6,618

In May 2014, we acquired 7,500,000 of our common shares from an existing shareholder in exchange for the sale to said shareholder of 3,422,665 common shares in Dorian in a privately negotiated transaction. The value of the acquired shares was $67.1 million and we recognized a gain of $10.9 million.

During the year ended December 31, 2013, we issued an aggregate of 7,135,080 common shares as partial consideration for the purchase of eight newbuilding MRs that were under construction in two separate transactions. These transactions are further described in Note 5.

As of December 31, 2013 and 2012, we accrued $15.0 million and $3.5 million, respectively, for installment payments on our newbuilding vessels. These payments were made in January 2014 and 2013, respectively.

These items represent significant non-cash transactions incurred during the years ended December 31, 2014, 2013 and 2012.
The accompanying notes are an integral part of these consolidated financial statements

Notes to the consolidated financial statements

1.	General information and significant accounting policies

Company

Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering, and the common stock currently trades on the New York Stock Exchange under the symbol STNG.

Our owned fleet at December 31, 2014 consisted of 57 owned tankers (seven LR2 tankers, two LR1 tankers, 13 Handymax tankers, 34 MR tankers, and one post-Panamax tanker), 24 time chartered-in tankers (eight LR2, five LR1, four MR and seven Handymax tankers), and 24 newbuilding product tankers under construction. We also owned 16.25% of Dorian LPG Ltd (“Dorian”) at December 31, 2014. Dorian is a liquefied petroleum gas shipping company that owned five Very Large Gas Carriers (‘VLGCs’) and one pressurized gas carrier and had 17 VLGCs under construction at December 31, 2014.

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

We also have an administrative services agreement with Scorpio Services Holding Limited (“SSH”), which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are subcontracted to SCM. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.

Basis of accounting
The consolidated financial statements incorporate the financial statements of Scorpio Tankers Inc. and its subsidiaries. The consolidated financial statements have been presented in United States dollars (USD or $), which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries and have been authorized for issue by the Board of Directors on March 31, 2015. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and on a historical cost basis, except for the revaluation of certain financial instruments.

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

Vessel revenue is comprised of time charter revenue, voyage revenue, and pool revenue.

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

Earnings / (loss) per share

Basic earnings and loss per share is calculated by dividing the net income or loss attributable to equity holders of the common shares by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by adjusting the net income or loss attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share. In the years ended December 31, 2014, 2013 and 2012, there were dilutive items as a result of our Equity Incentive Plans (see Note 14). During the year ended December 31, 2012, we were in a loss making position, therefore there was no impact of these dilutive items on loss per share.
Diluted earnings per share incorporates the potential dilutive impact of our Convertible Notes which were issued in June 2014 (as further described in Note 11). We apply the if-converted method when determining diluted earnings per share. This requires the assumption that all potential ordinary shares have been converted into ordinary shares at the beginning of the period or, if not in existence at the beginning of the period, the date of the issue of the financial instrument or the granting of the rights by which they are granted. Under this method, once potential ordinary shares are converted into ordinary shares during the period, the dividends, interest and other expense associated with those potential ordinary shares will no longer be incurred. The effect of conversion, therefore, is to increase income (or reduce losses) attributable to ordinary equity holders as well as the number of shares in issue. Conversion will not be assumed for purposes of computing diluted earnings per share if the effect would be anti-dilutive.
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

In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the US dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statement of income or loss. The amounts charged to the consolidated statements of income or loss during the years ended December 31, 2014, 2013 and 2012 were not material.

Segment reporting

During the years ended December 31, 2014, 2013 and 2012, we owned or chartered-in vessels spanning four different vessel classes, Handymax, MR, Panamax/LR1, and Aframax/LR2, all of which earn revenues in the seaborne transportation of refined petroleum products in the international shipping markets. Each vessel within its respective class qualifies as an operating segment under IFRS. However, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.

Segment results are evaluated based on reported income or loss from each segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of our consolidated financial statements.

It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market.

Vessels held for sale
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
Vessels under construction

As of December 31, 2014 and 2013, we had 24 and 65 vessels under construction, respectively. Vessels under construction are measured at cost and include costs incurred that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These costs include installment payments made to the shipyards, directly attributable financing costs, professional fees and other costs deemed directly attributable to the construction of the asset.
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

For an acquired or newly built vessel, a notional drydock component is allocated from the vessel’s cost. The notional drydock cost is estimated by us, based on the expected costs related to the next drydock, which is based on experience and past history of similar vessels, and carried separately from the cost of the vessel. Subsequent drydocks are recorded at actual cost incurred. The drydock component is depreciated on a straight-line basis to the next estimated drydock. The estimated amortization period for a drydock is based on the estimated period between drydocks. When the drydock expenditure is incurred prior to the expiry of the period, the remaining balance is expensed.

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

To the extent that variable rate borrowings are used to finance a qualifying asset and are hedged in an effective cash flow hedge of interest rate risk, the effective portion of the derivative is recognized in other comprehensive income and released to income or loss when the qualifying asset impacts income or loss. To the extent that fixed rate borrowings are used to finance a qualifying asset and are hedged in an effective fair value hedge of interest rate risk, the capitalized borrowing costs reflect the hedged interest rate.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in the consolidated statement of income or loss in the period in which they are incurred.

Equity method investments
We use the equity method to account for investments in associates over which we otherwise have significant influence (generally defined as investments in companies that correspond to holdings of between 20% and 50% of voting shares). Under the equity method, the investment is initially recognized at cost, and this amount will be adjusted in each subsequent period for the Company’s share of income or loss (adjusted for any fair value adjustments made upon initial recognition) and reduced by any distributions received. Investments in associates include goodwill identified on acquisition, if applicable.

We consider investments in associates for impairment testing whenever there is a quoted share price and when this has a fair value less than the carrying value per share for the investment. For unquoted investments in associates, the company recent financial information is taken into account to assess whether impairment testing is necessary. In a situation in which, based on the quoted share price, the fair value less cost to sell is considered to be below the carrying amount, the value in use is determined in order to test the investment for impairment. If the value in use is also below the carrying amount, an impairment loss is recognized for the difference between carrying amount and the higher of “value in use” or “fair value less costs to sell”.

We accounted for our investment in Dorian under the equity method from the date of our initial investment in November 2013 through October 29, 2014, the date we lost significant influence over Dorian's financial and operating policy decisions. Subsequent to that date, we accounted for this investment as an available for sale financial asset. See Note 8 for further description of the investment.

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

Financial assets are classified into the following specified categories: financial assets "at fair value through profit or loss" (FVTPL), "available-for-sale" and "loans and receivables". The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

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
Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified as "loans and receivables," "held-to-maturity" or financial assets at fair value through profit or loss. Available-for-sale financial assets are recognized initially at fair value. Subsequent to initial recognition, any change in fair value is recorded in other comprehensive income. Any dividends received or impairment losses are recorded directly in the statement of income or loss. Upon the sale of the assets, the difference between the carrying amount and the sum of (i) the consideration received and (ii) any cumulative gain / loss that had been recognized in other comprehensive income will be recognized in income or loss.
As of October 29, 2014, we began accounting for our investment in Dorian as an available-for-sale financial asset. See Note 8 for further description of this investment.

Loans and receivables

Amounts due from the Scorpio Group Pools and other receivables that have fixed or determinable payments and are not quoted in an active market are classified as accounts receivable. Accounts receivable are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

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

Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognized in income or loss. The net gain or loss recognized in income or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in Note 22.

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
Convertible debt instruments
In June 2014, we completed an offering for $360.0 million in aggregate principal amount of convertible senior notes due 2019 (the “Convertible Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities’ Act of 1933 (as further described in Note 11). Under International Accounting Standard 32 (‘IAS 32’), we must separately account for the liability and equity components of convertible debt instruments (such as the Convertible Notes) in a manner that reflects the issuer’s economic interest cost. Under this methodology, the instrument is split between its liability and equity components upon initial recognition. The fair value of the liability is measured first, by estimating the fair value of a similar liability that does not have any associated equity conversion option. This becomes the liability’s carrying amount at initial recognition, which is recorded as part of Debt on the condensed consolidated balance sheet. The equity component (the conversion feature) is assigned the residual amount after deducting the amount separately determined for the liability component from the fair value of the instrument as a whole and is recorded as part of additional paid-in capital within stockholders’ equity on the consolidated balance sheet. Issuance costs are allocated proportionately between the liability and equity components.
The value of the equity component is treated as an original issue discount for purposes of accounting for the liability component of the Convertible Notes. Accordingly, we are required to record non-cash interest expense as a result of the amortization of the discounted carrying value of the Convertible Notes to their face amount over the term of the Convertible Notes. IAS 32 therefore requires interest to include both the current period’s amortization of the debt discount and the instrument’s coupon interest.

Derivative financial instruments

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in income or loss depends on the nature of the hedging relationship. We designate certain derivatives as hedges of highly probable forecast transactions (cash flow hedges) as described further below.

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months, and it is not expected to be realized or settled within 12 months.

Our derivative financial instruments for the years ended December 31, 2014, 2013 and 2012 consisted of interest rate swaps and profit or loss sharing arrangements on time chartered-in vessels with third parties. See Note 12 for further description.

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

Derivative financial instruments are initially recognized in the balance sheet at fair value at the date the derivative contract is entered into and are subsequently measured at their fair value as other assets or other liabilities, respectively. Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in other comprehensive income. Changes in fair value of a portion of a hedge deemed to be ineffective are recognized in income or loss. Hedge effectiveness is measured quarterly.

Amounts previously recognized in other comprehensive income or loss are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the statement of income or loss as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when we revoke the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income at that time is accumulated and recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in other comprehensive income or loss is recognized immediately in statement of income or loss.

For the years ended December 31, 2014, 2013, and 2012 we were party to derivative financial instruments to manage our exposure to interest rate fluctuations. In August 2011, we entered into six interest rate swap agreements to manage interest costs and the risk associated with changing interest rates on our 2011 Credit Facility and 2010 Revolving Credit Facility. The swaps relating to the 2011 Credit Facility were designated and accounted for as cash flow hedges as of December 31, 2014. The swaps relating to the 2010 Revolving Credit Facility were de-designated at December 31, 2012. See Note 12 for further description of these instruments.

Equity instruments

An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.

We had 164,574,542 registered shares authorized and issued with a par value of $0.01 per share at December 31, 2014. These shares provide the holders with the same rights to dividends and voting rights.

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

Restricted stock

The restricted stock awards granted to our employees and independent directors under our equity incentive plans as described in Note 14 contain only service conditions and are classified as equity settled. Accordingly, the fair value of our restricted stock awards was calculated by multiplying the average of the high and low share price on the grant date and the number of restricted stock shares granted that are expected to vest.  In accordance with IFRS 2 “Share Based Payment,” the share price at the grant date serves as a proxy for the fair value of services to be provided by the employees and directors under the plan.

Compensation expense related to the awards is recognized ratably over the vesting period, based on our estimate of the number of awards that will eventually vest. The vesting period is the period during which an employee or director is required to provide service in exchange for an award and is updated at each balance sheet date to reflect any revisions in estimates of the number of awards expected to vest as a result of the effect of service vesting conditions. The impact of the revision of the original estimate, if any, is recognized in the consolidated statement of income or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

Critical accounting judgments and key sources of estimation uncertainty

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
We generated revenue from spot voyages during the years ended December 31, 2014, 2013 and 2012. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

Vessel impairment

We evaluate the carrying amounts of our vessels and vessels under construction to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing fair value less costs to sell of the vessel, we obtain vessel valuations for our operating vessels from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. We generally do not obtain vessel valuations for vessels under construction. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less costs to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.

For the period ended December 31, 2014, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we compared the carrying amount of our vessels to their fair values less costs to sell (determined by taking into consideration two independent broker valuations). If the carrying amount of our vessels was greater than the fair values less costs to sell, we prepared a value in use calculation where we estimated the vessel’s future cash flows based on a combination of the latest, published, forecast time charter rates for the next three years, a growth rate of 3.0% in freight rates in each period and our best estimate of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value, using an estimated weighted average cost of capital of 7.98%.

At December 31, 2014, we had 57 vessels in our fleet and 24 vessels under construction:

•	Three vessels were held for sale and written down to their fair value less costs to sell (see Note 4).

•	36 vessels had fair values less costs to sell in excess of their carrying amount.

•	18 vessels had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each these vessels which resulted in no impairment being recognized.

•
We did not obtain independent broker valuations for our 24 vessels under construction. To assess their carrying values, we prepared value in use calculations which resulted in no impairment being recognized.

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

Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2014

Standards and interpretations adopted during the period

•	Amendment to IAS 32 - Financial instruments: Recognition and measurement

•	Amendments to IFRS 10, IFRS 12 and IAS 27 - Investment entities

•	Amendment to IAS 36 - Impairment of assets - Recoverable amount disclosures for non-financial assets

•	Amendment to IAS 39 - Financial instruments: Recognition and measurement - Novation of derivatives and continuation of hedge accounting

•	IFRIC 21 - Levies

The adoption of these standards did not have a material impact on these consolidated financial statements.

Standards and Interpretations in issue not yet adopted

At the date of authorization of these consolidated financial statements, the following Standards and Interpretations which have not been applied in these consolidated financial statements were in issue but not yet effective:

•	Amendment to IAS 16 & IAS 38 - Clarification of acceptable methods of depreciation and amortization

•	Amendments to IAS 19 - Employee benefits: Employee contributions

•	Amendments to IFRS 11 - Joint arrangements

•	Annual improvements to IFRSs 2010-2012

•	Annual improvements to IFRSs 2011-2013

•	Annual improvements to IFRSs 2012-2014

•	IFRS 9 - Financial Instruments

•	IFRS 14 - Regulatory deferral accounts

•	IFRS 15 - Revenue from contracts with customers

•	Amendments to IAS 16 and IAS 41 - Agriculture: Bearer plants

•	Amendments to IAS 27 Separate financial statements - Equity method in separate financial statements

•	Amendments to IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associates or joint venture
We do not expect that the adoption of these standards in future periods will have a material impact on our financial statements.

Recent Accounting Pronouncement
IFRS 15, Revenue from Contracts with Customers, was issued by the International Accounting Standards Board on May 28, 2014. IFRS 15 amends the existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. IFRS 15 applies to an entity's first annual IFRS financial statements for a period beginning on or after 1 January 2017. Early adoption is permitted and the standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the impact of adopting the new revenue standard on its consolidated financial statements.

2.	Cash and cash equivalents

	At December 31,
In thousands of U.S. dollars	2014	2013
Cash at banks	$115,695	$53,652
Deposits (1)	—	25,035
Cash on vessels	448	158
	$116,143	$78,845

(1)	Represents bank deposits with original maturities of three months or less.

3.	Accounts receivable

	At December 31,
In thousands of US dollars	2014	2013
Scorpio MR Pool Limited	$28,289	$28,282
Scorpio LR2 Pool Limited	22,326	21,110
Scorpio Panamax Tanker Pool Limited	11,846	12,578
Scorpio Handymax Tanker Pool Limited	11,664	6,542
Receivables related to vessels under construction	1,647	—
Freight receivables	724	1,212
Insurance receivables	245	345
Other receivables	1,460	2,473
	$78,201	$72,542

Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Panamax Tanker Pool Limited, and Scorpio Handymax Tanker Pool Limited are related parties, as described in Note 15.

Receivables related to vessels under construction relate to the difference between the drawdown amounts from our secured credit facilities and the final installment payments due for the deliveries of STI Tribeca, STI Rotherhithe, STI Hammersmith and STI Rose.  These drawdowns occurred in December 2014 however the funds were not released until January 2015, when the vessels were delivered.

Freight receivables primarily represent amounts collectible from customers for our vessels operating in the spot market.

Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.

We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. At December 31, 2014 and December 31, 2013, no material receivable balances were either past due or impaired.

4.	Vessels

Operating vessels and drydock

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2014	$566,583	$12,102	$578,685
Additions (1)	1,515,888	31,200	1,547,088
Transfer to vessels held for sale (2)	(90,242)	(2,290)	(92,532)
As of December 31, 2014	1,992,229	41,012	2,033,241
Accumulated depreciation and impairment
As of January 1, 2014	(45,021)	(3,394)	(48,415)
Charge for the period	(37,880)	(4,737)	(42,617)
Write-offs of vessels held for sale (3)	(3,276)	(702)	(3,978)
Transfer to vessels held for sale (2)	31,249	2,398	33,647
As of December 31, 2014	(54,928)	(6,435)	(61,363)
Net book value
As of December 31, 2014	$1,937,301	$34,577	$1,971,878
Cost
As of January 1, 2013	500,696	10,924	511,620
Additions (4)	256,858	5,433	262,291
Transfer to vessels held for sale (5)	(190,971)	(4,255)	(195,226)
As of December 31, 2013	566,583	12,102	578,685
Accumulated depreciation and impairment
As of January 1, 2013	(112,575)	(3,634)	(116,209)
Charge for the period	(20,401)	(3,194)	(23,595)
Write-offs of vessels held for sale (6)	(20,367)	(821)	(21,188)
Transfer to vessels held for sale (5)	108,322	4,255	112,577
As of December 31, 2013	(45,021)	(3,394)	(48,415)
Net book value
As of December 31, 2013	$521,562	$8,708	$530,270

(1)	Additions in 2014 primarily relate to the deliveries of 41 newbuilding vessels and corresponding calculations of notional drydock on these vessels.

(2)	Represents the reclassification of the net book value of STI Heritage and STI Harmony from “Vessels” to “Vessels Held for Sale” in December 2014.

(3)	Represents the write-off to remeasure STI Heritage, STI Harmony and Venice at the lower of their carrying amount and fair value less costs to sell at December 31, 2014.

(4)	Additions in 2013 primarily relate to the deliveries of seven newbuilding vessels and corresponding calculations of notional drydock on these vessels.

(5)	Represents the reclassification of the net book value of Noemi, Senatore, Venice and STI Spirit from “Vessels” to “Vessels Held for Sale” at December 31, 2013.

(6)	Represents the write-off to remeasure Noemi, Senatore, Venice and STI Spirit at the lower of their carrying amount and fair value less costs to sell at December 31, 2013.

Newbuilding vessel deliveries
We took delivery of the following vessels during the year ended December 31, 2014 resulting in the reclassification of $1,542.4 million from Vessels under construction to Vessels:

		Month	Vessel
	Name	Delivered	Type
1	STI Duchessa	January 2014	MR
2	STI Opera	January 2014	MR
3	STI Texas City	March 2014	MR
4	STI Meraux	April 2014	MR
5	STI San Antonio	May 2014	MR
6	STI Chelsea	May 2014	MR
7	STI Lexington	May 2014	MR
8	STI Comandante	May 2014	Handymax
9	STI Brixton	June 2014	Handymax
10	STI Venere	June 2014	MR
11	STI Virtus	June 2014	MR
12	STI Pimlico	July 2014	Handymax
13	STI Powai	July 2014	MR
14	STI Aqua	July 2014	MR
15	STI Dama	July 2014	MR
16	STI Elysees	July 2014	LR2
17	STI Hackney	August 2014	Handymax
18	STI Olivia	August 2014	MR
19	STI Mythos	August 2014	MR
20	STI Acton	September 2014	Handymax
21	STI Fulham	September 2014	Handymax
22	STI Camden	September 2014	Handymax
23	STI Benicia	September 2014	MR
24	STI Regina	September 2014	MR
25	STI St. Charles	September 2014	MR
26	STI Park	September 2014	LR2
27	STI Madison	September 2014	LR2
28	STI Orchard	October 2014	LR2
29	STI Battersea	October 2014	Handymax
30	STI Wembley	October 2014	Handymax
31	STI Mayfair	October 2014	MR
32	STI Yorkville	October 2014	MR
33	STI Finchley	November 2014	Handymax
34	STI Clapham	November 2014	Handymax
35	STI Milwaukee	November 2014	MR
36	STI Battery	December 2014	MR
37	STI Sloane	November 2014	LR2
38	STI Broadway	November 2014	LR2
39	STI Condotti	November 2014	LR2
40	STI Poplar	December 2014	Handymax
41	STI Soho	December 2014	MR

Vessels Held for Sale

In December 2013, we designated Noemi, Senatore, Venice and STI Spirit as held for sale. As part of this designation, we recorded a $21.2 million write-down to remeasure these vessels at the lower of their carrying amount and fair value less estimated costs to sell. Their revised carrying amount of $82.6 million was then reclassified from “Vessels” to “Vessels held for sale” on the consolidated balance sheet as of December 31, 2013.

In January 2014, we agreed to sell Noemi and Senatore for aggregate net proceeds of $42.5 million. The sale of Noemi closed in March 2014, and the sale of Senatore closed in April 2014. These sales resulted in a $42.5 million reduction in 'Vessels held for sale.” As part of these sales, we repaid $22.5 million into our 2010 Revolving Credit Facility in March 2014, as further described in Note 11.

In April 2014, we closed on the sale of STI Spirit for net proceeds of $29.5 million which resulted in the commensurate reduction in “Vessels held for sale.” As part of this sale, we repaid $21.4 million into our STI Spirit Credit Facility in April 2014.

In April 2014, Venice incurred $1.3 million of drydock costs that were capitalized as part of the carrying amount of that vessel as of December 31, 2014. The vessel was sold in March 2015, as further described in Note 24.

In December 2014, we designated STI Heritage and STI Harmony as held for sale. As part of this designation, we recorded a $3.9 million write-down to remeasure these vessels at their fair value less costs to sell. Fair value was determined by taking into consideration agreements to sell these vessels, which were supported by two independent broker valuations.  These independent broker valuations  were based on each broker’s knowledge of current sale and purchase market conditions and take into consideration vessel age, size, the shipyard where it was built and any other specifications unique to such vessel (such as ice class capabilities). As such, we consider these values to be within Level 2 of the fair value hierarchy under IFRS 13. Their revised carrying amount of $59.0 million was then reclassified from “Vessels” to “Vessels held for sale” on the consolidated balance sheet as of December 31, 2014. The sales of these vessels are expected to close in April 2015 as further described in Note 24.

Collateral agreements

The following table represents vessels provided as collateral under our loan agreements as of December 31, 2014.

Credit Facility	Vessel Name	Net Book Value (In millions of U.S. Dollars)
2010 Revolving Credit Facility	STI Highlander	20.7
2010 Revolving Credit Facility	STI Heritage	30.2
2010 Revolving Credit Facility	STI Harmony	28.8
2010 Revolving Credit Facility	Venice	11.9
2011 Credit Facility	STI Onyx	35.8
2011 Credit Facility	STI Sapphire	35.6
2011 Credit Facility	STI Emerald	35.4
2011 Credit Facility	STI Beryl	34.6
2011 Credit Facility	STI Le Rocher	35.1
2011 Credit Facility	STI Larvotto	35.1
2011 Credit Facility	STI Duchessa	33.5
Newbuilding Credit Facility	STI Amber	35.5
Newbuilding Credit Facility	STI Topaz	35.7
Newbuilding Credit Facility	STI Ruby	35.7
Newbuilding Credit Facility	STI Garnet	35.8
2013 Credit Facility	STI Fontvieille	35.1
2013 Credit Facility	STI Ville	35.5
2013 Credit Facility	STI Wembley	32.7

2013 Credit Facility	STI Opera	33.3
2013 Credit Facility	STI Texas City	37.9
2013 Credit Facility	STI Meraux	38.3
2013 Credit Facility	STI San Antonio	38.4
2013 Credit Facility	STI Venere	33.3
2013 Credit Facility	STI Virtus	33.4
2013 Credit Facility	STI Aqua	33.6
2013 Credit Facility	STI Dama	33.6
2013 Credit Facility	STI Mythos	33.5
2013 Credit Facility	STI Benicia	39.2
2013 Credit Facility	STI Regina	33.8
2013 Credit Facility	STI St. Charles	37.7
2013 Credit Facility	STI Yorkville	34.2
2013 Credit Facility	STI Milwaukee	40.3
2013 Credit Facility	STI Battery	34.3
KEXIM Credit Facility	STI Brixton	32.2
KEXIM Credit Facility	STI Comandante	32.0
KEXIM Credit Facility	STI Pimlico	32.4
KEXIM Credit Facility	STI Hackney	32.3
KEXIM Credit Facility	STI Acton	32.7
KEXIM Credit Facility	STI Fulham	32.5
KEXIM Credit Facility	STI Camden	32.5
KEXIM Credit Facility	STI Finchley	32.6
KEXIM Credit Facility	STI Clapham	32.7
KEXIM Credit Facility	STI Poplar	32.7
KEXIM Credit Facility	STI Elysees	52.0
KEXIM Credit Facility	STI Madison	52.3
KEXIM Credit Facility	STI Park	52.3
KEXIM Credit Facility	STI Orchard	51.8
KEXIM Credit Facility	STI Sloane	52.6
KEXIM Credit Facility	STI Broadway	51.7
KEXIM Credit Facility	STI Condotti	52.8
K-Sure Credit Facility	STI Battersea	32.4
K-Sure Credit Facility	STI Chelsea	33.6
K-Sure Credit Facility	STI Lexington	33.5
K-Sure Credit Facility	STI Powai	33.5
K-Sure Credit Facility	STI Mayfair	34.6
K-Sure Credit Facility	STI Soho	33.9
K-Sure Credit Facility	STI Olivia	33.7

The vessels which collateralize the 2011 Credit Facility and 2010 Revolving Credit Facility also serve as collateral for the designated interest rate swap agreements (as described in Note 12), subordinated to the outstanding borrowings under each credit facility.

5.	Vessels under construction

2013 Activity

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

In April 2013, we reached an agreement with HMD for the construction of two Handymax ice class-1A product tankers for $31.5 million each.

In April 2013, we reached an agreement with an unaffiliated third party for the purchase of four MR product tankers under construction at HMD for $36.5 million each.

In May 2013, we reached an agreement with HMD to construct four Handymax ice class-1A product tankers for $31.6 million each.

In May 2013, we reached an agreement with SPP to construct four MR product tankers for $33.0 million each.

In May 2013, we reached agreements to construct four LR2 product tankers for $50.5 million each, consisting of two at HSHI and two at DSME.

In July and August 2013 we reached an agreement to construct nine Very Large Gas Carriers ("VLGCs") for $75.6 million each with HSHI and DSME.

In August 2013, we reached an agreement with HMD to construct four product tankers consisting of two MR product tankers for $35.0 million each and two Handymax ice class-1A product tankers for $32.0 million each.

In October 2013, we reached an agreement with HSHI to construct two VLGCs for $75.0 million each.

In November 2013, we contributed our VLGC business, which included 11 VLGC newbuilding contracts, options to purchase two additional VLGCs and a cash payment of $1.9 million to Dorian in exchange 30% of Dorian's outstanding shares.

In November 2013, we issued 3,611,809 shares in exchange for four MR product tankers under construction in South Korea with certain unaffiliated third parties for an aggregate purchase price of $150.2 million. Under the purchase and sale agreement, we agreed that if our share price was not maintained at or above the issuance price for 20 days in the 180 day period following the closing date, then we will issue additional shares or pay cash to increase the value of the consideration to the value received at the closing date.

In December 2013, we acquired contracts for the construction of four MR product tankers from unaffiliated third parties for a total purchase price of approximately $153.9 million. We paid $4.4 million in cash and issued 3,523,271 common shares, representing approximately 26% of the total purchase price, to affiliates of York Capital in 2013.

In December 2013, we reached agreements with DSME and HSHI for the construction of seven Very Large Crude Carriers (“VLCCs”) for an aggregate purchase price of $662.2 million.

2014 Activity

In March 2014, we sold seven VLCCs under construction to an unrelated third party. As a result of the sale, we received net proceeds of $141.7 million in cash, and recorded a gain of $51.4 million. The book value of these assets at the time of sale was $90.3 million.

In May 2014, we paid additional cash consideration of $4.7 million to the counterparties of the previously noted transaction to acquire four MR product tankers in exchange for 3,611,809 of our common shares based on subsequent changes to our share price. This one-time adjustment was recorded against additional paid-in capital.

In August 2014, we reached an agreement with an unrelated third party to purchase an MR product tanker that was then under construction, STI St. Charles. The purchase price of the vessel was $37.1 million, and we took delivery of this vessel in September 2014.
In November 2014, we reached an agreement with an unrelated third party to purchase two LR2 product tankers under construction at Daehan Shipbuilding Company ("DHSC") for approximately $60.0 million each. These vessels, STI Rose and STI Alexis, were delivered in January and February 2015, respectively.
In December 2014, we reached an agreement with Scorpio Bulkers Inc., or Scorpio Bulkers, a related party, to purchase newbuilding contracts for four LR2 product tankers to be constructed at DHSC and Sungdong Shipbuilding & Marine Engineering ("SSME") and options to purchase two additional LR2 newbuilding contracts. The purchase price for each of the four LR2 newbuilding contracts was $51.0 million with scheduled vessel deliveries throughout 2016. The purchase price for the two option contracts is fixed at $52.5 million for each contract with scheduled vessel deliveries in the fourth quarter of 2016. The options expire on May 31, 2015. We are working with the seller and the shipyards to novate the contracts to us. The independent members of our Board of Directors unanimously approved this transaction with Scorpio Bulkers.

As of December 31, 2014, we had a total of 24 newbuilding product tanker orders with HMD, SPP, HSHI, DSME, DHSC and SSME which include 11 MRs, two Handymax ice class-1A vessels and 11 LR2s for an aggregate purchase price of $1,023.9 million, of which $363.3 million in cash has been paid and $26.2 million in common stock has been issued as of that date. Additionally, we were still party to the performance guarantees of the seven VLCCs sold in March 2014 under the related construction contracts with the shipyards. We are working with the buyer and the shipyards to novate the contracts to the buyers. Should the counterparty to this transaction fail to fulfill the obligations set forth under each construction contract, then the shipyards have legal recourse to seek payment from us to fulfill these obligations.

Capitalized interest

In accordance with IAS 23 “Borrowing Costs,” applicable interest costs are capitalized during the period that vessels are under construction. For the years ended December 31, 2014 and 2013, we capitalized interest expense for the vessels under construction of $17.5 million and $6.4 million, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 3.3%. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.

A roll-forward of activity within Vessels under construction is as follows:

In thousands of US dollars
Balance as of January 1, 2013	$50,251
Installment payments and other capitalized expenses	856,959
Sale of VLGC business (1)	(83,070)
Value of common shares issued for vessel purchases (2)	81,114
Capitalized interest	6,379
Transferred to operating vessels and drydock	(262,107)
Balance as of December 31, 2013	$649,526

Installment payments and other capitalized expenses	1,370,565
Sale of VLCCs (3)	(90,293)
Capitalized interest	17,500
Transferred to operating vessels and drydock	(1,542,421)
Balance as of December 31, 2014	$404,877

(1)
Represents installment payments on the 11 VLGC newbuilding contracts which were part of the transaction to sell our VLGC business to Dorian in exchange for newly issued shares representing 30% of the Dorian’s outstanding shares immediately following the transaction in November 2013. See Note 8 for further description.

(2)
Represents the consideration of newly issued common shares of (i) approximately 28% of the purchase price for four MRs under construction which were delivered in 2014; and (ii) approximately 26% of the purchase price for four MRs under construction one of which was delivered in 2014 and the remaining are scheduled for delivery in Q2 2015. These shares were issued in the fourth quarter of 2013.

(3)    Represents installment payments and other capitalized costs on seven VLCC newbuilding contracts that were sold in March 2014.
The following table is a timeline of future expected payments and dates for our vessels under construction as of December 31, 2014:*

In millions of U.S. Dollars
Q1 2015 - installment payments made	$167.2
Q1 2015 - remaining installment payment for delivery of STI Winnie	30.3
Q2 2015	258.9
Q3 2015	27.5
Q4 2015	24.8
Q1 2016	40.5
Q2 2016	26.0
Q3 2016	29.6
Q4 2016	29.6
Total	$634.4

*These are estimates only and are subject to change as construction progresses.

6.	Carrying values of vessels and vessels under construction

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

At December 31, 2014, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we compared the carrying amount of our vessels to their fair values less costs to sell (determined by taking into consideration two independent broker valuations). If the carrying amount of our vessels was greater than the fair values less costs to sell, we prepared a value in use calculation where we estimated the vessel’s future cash flows based on a combination of the latest forecast, published time charter rates for the next three years, a 3.0% growth rate in freight rates in each period thereafter and our best estimate of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value using an estimated weighted average cost of capital of 7.98%. The results of these tests were as follows:

At December 31, 2014, we had 57 vessels in our fleet and 24 vessels under construction:

•	Three vessels were held for sale and written down to their fair value less estimated costs to sell

•	36 vessels had fair values less costs to sell in excess of their carrying amount.

•	18 vessels had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each these vessels which resulted in no impairment being recognized.

•
We did not obtain independent broker valuations for the remaining 24 vessels under construction. To assess their carrying values, we prepared value in use calculations which resulted in no impairment being recognized.

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

•
We did not obtain independent broker valuations for the remaining 63 vessels under construction. To assess their carrying values, we prepared value in use calculations which resulted in no impairment being recognized.

7.	Other non-current assets

	At December 31,
In thousands of US dollars	2014	2013
Capitalized loan fees (1)	$19,548	$16,168
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions(2)	4,115	1,207
Non-current portion of acquired time charter contracts (3)	65	532
	$23,728	$17,907

(1) Primarily represents upfront loan fees on our credit facilities being used to finance our newbuilding vessels. These are reclassified to debt when the tranche of the loan to which the newbuilding vessel relates is drawn.

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

8.	Investment in Dorian LPG Ltd.

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
In February 2014, Dorian completed a follow on offering of common shares which resulted in the dilution of our ownership percentage to 26.5% from 30.0%.
In April 2014, Dorian effected a one for five reverse stock split of its common shares, reducing our total number of shares held in Dorian. Concurrently with this reverse stock split, Dorian issued 1,412,698 shares in a private placement to an investor that is unrelated to us. Accordingly, our ownership percentage in Dorian was reduced to 25.7% from 26.5% after giving effect to this private placement.
In May 2014, Dorian completed its initial public offering of common shares in the United States and commenced trading on the NYSE under the symbol “LPG.” As a result, our ownership percentage in Dorian decreased 22.1% from 25.7% after giving effect to this transaction.

In June 2014, we acquired 7,500,000 of our common shares from an existing shareholder in exchange for 3,422,665 common shares of Dorian in a privately negotiated transaction. As a result, we recognized a gain of $10.9 million. Accordingly, our ownership percentage in Dorian decreased to 16.3% from 22.1% after giving effect to this transaction.

On October 29, 2014, Robert Bugbee, our President, resigned from the board of directors of Dorian. Accordingly, we determined that we no longer have significant influence over Dorian’s financial and operating decisions, and we therefore ceased equity accounting of this investment as of that date. As a result, we remeasured our investment in Dorian to its fair market value as of October 29, 2014, resulting in a write-down of $13.9 million.
Subsequent to October 29, 2014, our investment in Dorian is being accounted for as “available for sale.” When a financial asset is classified as “available for sale,” changes in its fair market value are recorded within equity, through other comprehensive income. If all or a portion of the investment is sold, changes in fair market value previously recorded to other comprehensive income will be reclassified to the statement of income or loss at the date of sale. Any dividends received or impairment losses recognized are recorded to the statement of income or loss in the period they are incurred.
In November 2014, we exercised our rights under the shareholders agreement with Dorian to cause Dorian to register for re-sale under the Securities Act of 1933, as amended, or the Securities Act, all of the shares of Dorian that we own.

The following is a rollforward of the carrying value of our investment in Dorian:

In thousands of US dollars	Rollforward of carrying value of investment in Dorian
Value of initial shares received at closing	$134,435	(1)
Investment in private placement	75,000	(2)
Our share of net income for the period ended December 31, 2013	368
Carrying value at December 31, 2013	$209,803
Disposal of shares	(56,124)	(3)
Our share of net income through October 29, 2014	1,473
Loss recognized upon change in accounting method	(13,895)	(4)
Carrying value at October 29, 2014	141,257
Other comprehensive loss	(10,801)	(5)
Carrying value at December 31, 2014	$130,456

(1)
At the time of our initial investment, Dorian was listed on the Norwegian Over the Counter Exchange ("NOTC"). The value of our initial investment was determined based on the closing price of Dorian on the NOTC at November 26, 2013 of NOK 20.5, using an NOK/USD exchange rate of 6.0923 NOK/USD at that date.

(2)	We purchased 24,121,621 new shares of Dorian’s common stock as part of a private placement of shares for total consideration of $75.0 million in November 2013.

(3)
In May 2014, we acquired 7,500,000 of our common shares from an existing shareholder in exchange for the sale to said shareholder of 3,422,665 common shares in Dorian in a privately negotiated transaction. As a result, we recognized a gain of $10.9 million. Accordingly, our ownership percentage in Dorian reduced to 16.3% from 25.7% after giving effect to this transaction.

(4)	Calculated based on the difference between the carrying value as of October 28, 2014 and the opening share price on October 29, 2014.

(5)	Amount recorded within equity, through other comprehensive income. Calculated based on the difference between the carrying value as of October 29, 2014 and closing share price on December 31, 2014.

Our share of Dorian's results

Dorian LPG Ltd. was incorporated on July 1, 2013, under the laws of the Republic of the Marshall Islands, and has a fiscal year end of March 31. Dorian’s stock currently trades on the New York Stock Exchange under the symbol LPG. The results for 2014 included herein are derived from Dorian’s unaudited financial statements for the three months ended March 31, 2014 and the nine months ended December 31, 2014. Furthermore, Dorian prepares its financial statements in accordance with Generally Accepted Accounting Principles in the United States (“US GAAP”). As such adjustments were made to convert our share of Dorian’s results from US GAAP to IFRS.

2014 Results

		Adjustments
In thousands of US dollars	Dorian LPG Ltd. for the calendar year ended December 31, 2014 (1)	Impact of conversion to IFRS (2)	Adjusted Dorian LPG Ltd. for the calendar year ended December 31, 2014
Revenue	$78,575	—	$78,575
Operating income	20,712	(614)	20,098
Net income	15,459	(614)	14,845

Our share of net income (3)	$1,604	$(131)	$1,473

(1)	Prepared in accordance with US GAAP using Dorian's unaudited financial statements for the three months ended March 31, 2014 and the nine months ended December 31, 2014.

(2)	This represents the (i) excess depreciation calculated as a result of our stepped up basis recorded upon our initial investment and (ii) our conversion of depreciation expense from US GAAP to IFRS.

(3)	Our share of net income captures Dorian's financial results from January 1, 2014 through October 29, 2014, the date we ceased equity method accounting.

2013 Results

		Adjustments
In thousands of US dollars	Dorian LPG Ltd. for the three months ended December 31, 2013 (1)	Impact of revaluation and conversion to IFRS (4)	Adjusted Dorian LPG Ltd. for the three months ended December 31, 2013
Revenue	$13,800	—	$13,800
Operating income	3,700	(48)	3,652
Net income	5,243	(48)	5,195

Our share of net income	$383	$(14)	$369	(2)

		Adjustments
In thousands of US dollars	Dorian LPG Ltd. as of December 31, 2013 (1)	Revaluation of initial interest to fair value (3)	Impact of revaluation and conversion to IFRS (4)	Adjusted Dorian LPG Ltd. as of December 31, 2013
Current assets	337,026	—	—	337,026
Non-current assets	413,054	103,391	(48)	516,397
Total assets	750,080	103,391	(48)	853,423

Current liabilities	22,166	—	—	22,166
Non-current liabilities	131,911	—	—	131,911
Total liabilities	154,077	—	—	154,077

Net assets	596,003	103,391	(48)	699,346

STI's share of net assets	$178,801	$31,017	$(14)	$209,803	(5)

(1) Prepared in accordance with US GAAP.
(2) We estimated our share of Dorian’s net income for the 35 day period beginning with the closing date of our initial investment in Dorian, November 26, 2013 and ending on December 31, 2013 by pro-rating Dorian’s results for quarter ending December 31, 2013 and adjusting for any material transactions occurring before or after the closing date.
(3) Represents the step-up adjustment to revalue Dorian's balance sheet to fair value as of the closing date of November 26, 2013. We mainly attributed this step up to Dorian's fleet of vessels which was based on third party vessel valuations.
(4) This represents the (i) excess depreciation calculated as a result of our stepped up basis and (ii) our conversion of depreciation expense from US GAAP to IFRS.
(5) Calculated as 30% of Dorian's adjusted net assets at December 31, 2013.

9.	Accounts payable

	At December 31,
In thousands of US dollars	2014	2013
Progress payments due for vessels under construction	$—	$14,969
Suppliers	10,004	5,631
Scorpio MR Pool Ltd	1,790	63
Scorpio Handymax Tanker Pool Ltd	737	32
Scorpio Panamax Tanker Pool Ltd	661	—
Scorpio LR2 Pool Ltd	706	—
Accounts payable to SCM	759	—
Accounts payable to SSM	241	1
Accounts payable to SSH	31	—

	$14,929	$20,696

The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

10. Accrued expenses

	At December 31,
In thousands of US dollars	2014	2013
Deposit from Scorpio Bulkers (1)	$31,277	$—
Accrued interest	7,751	1,015
Suppliers	6,542	2,552
Accrued short term employee benefits	5,226	3,256
Accrued vessel purchase commissions (2)	3,115	—
Accrued expenses to SSM	35	—
Accrued expenses to SCM	15	—
Accrued expenses to SSH	13	—
Other accrued expenses	1,165	428

	$55,139	$7,251

(1) In December 2014, we agreed to buy four LR2 tankers from Scorpio Bulkers and received an option to purchase two additional LR2 tankers. Pursuant to this agreement, we received $31.3 million as a security deposit for scheduled installments that are expected to occur prior to the closing date of the sale. This amount will be reimbursed to Scorpio Bulkers upon closing.

(2) Represent commissions payable to SSH relating to the deliveries of eight newbuilding vessels.

11.	Current and long term debt

The following is a breakdown of the current and non-current portion of our debt outstanding at December 31, 2014 and December 31, 2013.

	As of December 31,
In thousands of US dollars	2014	2013
Current portion (1)	$87,163	$10,453
Debt related to vessels held for sale (2)	32,932	21,397
Current portion of long term debt	120,095	31,850

Non-current portion (3)	1,451,477	135,279
	$1,571,572	$167,129

(1)
The current portion at December 31, 2014 was net of unamortized deferred financing fees of $2.5 million. The current portion at December 31, 2013 was net of unamortized deferred financing fees of $0.2 million.

(2)
This relates to amounts due relating to three vessels held for sale under our 2010 Revolving Credit Facility at December 31, 2014 and is shown net of unamortized deferred financing fees of $0.1 million. STI Harmony and STI Heritage were designated as held for sale at December 31, 2014. Venice was designated as held for sale as of December 31, 2013. Accordingly, all assets and liabilities related to these vessels have been classified as current.

(3)
The non-current portion at December 31, 2014 was net of unamortized deferred financing fees of $44.6 million. The non-current portion at December 31, 2013 was net of unamortized deferred financing fees of $2.0 million.

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
In January 2014, we drew down $72.4 million from the 2010 Revolving Credit Facility. In March 2014, we paid $22.5 million into this facility as a result of the sales of Noemi and Senatore. As a result of this repayment, the availability of this facility was reduced by such amount and the quarterly reduction was reduced to $2.1 million from $3.1 million per quarter. We also wrote-off a total of $0.2 million of deferred financing fees as part of these debt repayments.
The outstanding balance at December 31, 2014 was $41.5 million and the facility was fully drawn. As of December 31, 2013, there was no outstanding balance, and there was $72.4 million available to draw. We were in compliance with the financial covenants relating to this facility as of December 31, 2014.
In February 2015, we repaid $6.1 million into this facility as part of the sale of Venice and the quarterly reduction was reduced to $1.8 million from $2.1 million per quarter. See Note 24 for further discussion of this transaction.

STI Spirit Credit Facility

On March 9, 2011, we executed a credit facility with DVB Bank SE for a senior secured term loan facility of $27.3 million for STI Spirit, which was acquired in November 2010. The credit facility was drawn on March 17, 2011 and had a maturity date of March 17, 2018 with repayments over 28 equal quarterly installments and a lump sum payment at maturity. The quarterly installments commenced three months after the drawdown and were calculated using an 18 year amortization profile. Our subsidiary, STI Spirit Shipping Company Limited, which owned the vessel, was the borrower and Scorpio Tankers Inc. was the guarantor.

In April 2014, we sold STI Spirit and repaid the outstanding amount due under the STI Spirit Credit Facility of $21.4 million.

2011 Credit Facility

On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V., for a senior secured term loan facility of up to $150.0 million.

Drawdowns under this credit facility were available until January 31, 2014 and bear interest as follows: (1) until December 29, 2011, at LIBOR plus an applicable margin of (i) 2.75% per annum when our debt to capitalization (total debt plus equity) ratio is less than 45%, (ii) 3.00% per annum when our debt to capitalization ratio is greater than or equal to 45% but less than or equal to 50% and (iii) 3.25% when our debt to capitalization ratio is greater than 50%; (2) from December 30, 2011 through September 30, 2013, at LIBOR plus an applicable margin of 3.50% per annum and (3) from October 1, 2013 and at all times thereafter, at LIBOR plus an applicable margin of (i) 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and (ii) 3.50% per annum when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin was payable on the unused daily portion of the credit facility. The credit facility matures on May 3, 2017 and can only be used to finance up to 50% of the cost of future vessel acquisitions, which vessels would be the collateral for the credit facility.

Borrowings for each vessel financed under this facility represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the credit facility is repayable in equal quarterly installments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is 16 years of age. Our subsidiaries, which may at any time, own one or more of our vessels, will act as guarantors under the credit facility.

The credit facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA ; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the Manager of our initial vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

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

In January 2014, we drew down $52.0 million from the 2011 Credit Facility. In connection with this drawdown, STI Duchessa, STI Le Rocher and STI Larvotto were provided as collateral under the facility. The outstanding balance at December 31, 2014 and December 31, 2013 was $108.9 million and $64.0 million, respectively, and the availability under this credit facility expired on January 31, 2014. We were in compliance with the financial covenants relating to this facility as of December 31, 2014.

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

In March 2014, we converted the Newbuilding Credit Facility from a term loan to a reducing revolving credit facility. This gives us the ability to draw down and repay the available commitments under the facility when needed. All other terms and definitions remain unchanged. The amount available is reduced by $1.5 million each quarter until the maturity date in June 2019. This transaction has been accounted for as a debt modification and accordingly, no deferred financing fees were written off.
The amount outstanding under this facility was $77.8 million and was fully drawn as of December 31, 2014. The outstanding balance at December 31, 2013 was $83.8 million. We were in compliance with the financial covenants relating to this facility as of December 31, 2014.
2013 Credit Facility

On July 2, 2013, we entered into a senior secured revolving credit facility and term loan facility with Nordea Bank Finland plc and the other lenders named therein of up to $525.0 million to finance the acquisition of the Firm Vessels (defined below), the Option Vessels (defined below) and certain other vessels and for general corporate purposes, including working capital. This credit facility is secured by, among other things, a first-priority cross-collateralized mortgage on certain vessels for which we have entered into newbuilding contracts, or the Firm Vessels, and certain vessels for which we have exercised construction options, or the Option Vessels, and together with the Firm Vessels, the Collateral Vessels. Our subsidiaries that own the Collateral Vessels act as joint and several guarantors under our 2013 Credit Facility. We refer to this credit facility as our 2013 Credit Facility.

Our 2013 Credit Facility consists of a $260.0 million delayed draw term loan facility to finance the acquisition of the Firm Vessels and a $265.0 million revolving credit facility (which was reduced by $2.1 million in November 2014 as described below) to finance the acquisition of the Option Vessels and certain other vessels built on January 1, 2012 or later, and for general corporate purposes, including working capital.

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

In November 2014, we signed a First Amendatory Agreement to the 2013 Credit Facility to replace four Option Vessels with two LR2 product tankers that were under construction. As a result of this agreement, the availability under the revolving credit facility was reduced by $2.1 million to $262.9 million.

We made the following drawdowns from our 2013 Credit Facility during the year ended December 31, 2014:

Drawdown amount
(In millions of U.S. Dollars)	Drawdown date	Collateral
$20.5	February 2014	STI Opera
21.8	February 2014	STI Fontvieille
21.8	February 2014	STI Ville
20.5	March 2014	STI Texas City
19.3	May 2014	STI Meraux
19.3	June 2014	STI San Antonio
19.8	June 2014	STI Virtus
19.5	June 2014	STI Venere
19.8	July 2014	STI Aqua
19.8	August 2014	STI Dama
19.5	August 2014	STI Mythos
19.5	August 2014	STI Benicia
19.8	September 2014	STI Regina
19.5	September 2014	STI St. Charles
19.5	October 2014	STI Yorkville
18.0	October 2014	STI Wembley
20.5	November 2014	STI Milwaukee
19.5	December 2014	STI Battery
35.4	December 2014	STI Rose	(1)

(1)	Delivered in January 2015.

The outstanding balance at December 31, 2014 was $384.5 million and there was $129.5 million available for drawdown which can be used to finance the lesser of 60% of the contract price for a qualifying newbuilding vessel and such vessel's fair market value at the date of drawdown. There was no outstanding balance at December 31, 2013. We were in compliance with the financial covenants relating to this facility as of December 31, 2014.

K-Sure Credit Facility

 In February 2014, we entered into a $458.3 million senior secured term loan facility which consists of a $358.3 million tranche with a group of financial institutions that is being 95% covered by Korea Trade Insurance Corporation (the “K-Sure Tranche”) and a $100.0 million commercial tranche with a group of financial institutions led by DNB Bank SA (the “Commercial Tranche”). We refer to this credit facility as our K-Sure Credit Facility.

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

We made the following drawdowns from our K-Sure Credit Facility during the year ended December 31, 2014:

Drawdown amount
(In millions of U.S. Dollars)	Drawdown date	Collateral
$19.8	June 2014	STI Lexington
19.8	June 2014	STI Chelsea
19.8	July 2014	STI Powai
19.8	August 2014	STI Olivia
20.4	October 2014	STI Mayfair
18.9	October 2014	STI Battersea
19.9	December 2014	STI Soho
20.4	December 2014	STI Tribeca	(1)
19.2	December 2014	STI Hammersmith	(1)
19.2	December 2014	STI Rotherhithe	(1)

(1)	Delivered in January 2015.

The outstanding balance at December 31, 2014 was $197.2 million and there was $261.1 million available for drawdown which can be used to finance the lesser of 60% of the contract price for a specified newbuilding vessel or 74% of such vessel's fair market value. We were in compliance with the financial covenants relating to this facility as of December 31, 2014.

KEXIM Credit Facility
In February 2014, we executed a senior secured term loan facility for $429.6 million, or the KEXIM Credit Facility, with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea, or KEXIM, a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea.  This KEXIM Credit Facility includes commitments from KEXIM of up to $300.6 million (the “KEXIM Tranche”) and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of up to $129.0 million (the “Commercial Tranche”).

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

In addition to KEXIM’s commitment of up to $300.6 million, KEXIM also provided an optional guarantee for a five year amortizing note of $125.25 million, the proceeds of which reduce the $300.6 million KEXIM Tranche. These notes were issued on July 18, 2014 when Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”), completed an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019 (the “KEXIM Notes”) in a private offering to qualified institutional buyers pursuant to the Securities Act and in offshore transactions complying with Regulation S under the Securities Act. The KEXIM Notes were issued in connection with the KEXIM Tranche and reduced KEXIM's funding obligations and our borrowing costs under KEXIM Tranche by 1.55% per year. Seven and Seven Ltd. is an unaffiliated company that was incorporated for the purpose of facilitating this transaction and servicing the bonds until maturity.
Payment of 100% of all regularly scheduled installments of principal of, and interest on, the KEXIM Notes are guaranteed by KEXIM. The vessels in the loan are the collateral for the KEXIM Credit Facility, which includes the KEXIM Notes.
The KEXIM Notes are currently listed to the Singapore Exchange Securities Trading Limited (the “SGX-ST”). The KEXIM Notes are not listed on any other securities exchange, listing authority or quotation system.

We made the following drawdowns from our KEXIM Credit Facility during the year ended December 31, 2014:

Drawdown amount
(In millions of U.S. Dollars)	Drawdown date	Collateral
18.8	June 2014	STI Comandante
18.8	June 2014	STI Brixton
18.8	July 2014	STI Pimlico
30.3	July 2014	STI Elysees
30.3	August 2014	STI Madison
18.8	September 2014	STI Hackney
19.0	September 2014	STI Acton
18.8	September 2014	STI Fulham
30.3	September 2014	STI Park
29.7	September 2014	STI Orchard
18.8	September 2014	STI Camden
30.3	November 2014	STI Sloane
29.7	November 2014	STI Broadway
19.0	November 2014	STI Finchley
30.3	November 2014	STI Condotti
19.0	November 2014	STI Clapham
19.0	November 2014	STI Poplar

The outstanding balance under the KEXIM Credit Facility (which includes the KEXIM Notes) at December 31, 2014 was $399.3 million and there was $30.3 million available to draw which can be used to finance the lesser of 60% of the contract price for a specified newbuilding vessel or 74% of such vessel's fair market value. We were in compliance with the financial covenants relating to this facility as of December 31, 2014.
Unsecured Senior Notes Due 2020
On May 12, 2014, we issued $50.0 million in aggregate principal amount of 6.75% Senior Notes due May 2020, or our Senior Notes Due 2020, and on June 9, 2014, we issued an additional $3.75 million aggregate principal amount of Senior Notes Due 2020 when the underwriters partially exercised their option to purchase additional Senior Notes Due 2020 on the same terms and conditions. The net proceeds from the issuance of the Senior Notes Due 2020 were $51.8 million after deducting the underwriters’ discounts, commissions and offering expenses.
The Senior Notes Due 2020 bear interest at the rate of 6.75% per year, payable quarterly in arrears on the 15th day of February, May, August and November of each year, commencing on August 15, 2014. The Senior Notes Due 2020 are redeemable at our option, in whole or in part, at any time on or after May 15, 2017 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.
The Senior Notes Due 2020 are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes Due 2020. The Senior Notes Due 2020 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the NYSE under the symbol “SBNA.”
The Senior Notes Due 2020 require us to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If we undergo a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants under our Senior Notes Due 2020 include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $650.0 million.

The outstanding balance at December 31, 2014 was $53.75 million, and we were in compliance with the financial covenants relating to the Senior Notes Due 2020 as of that date.
Convertible Senior Notes Due 2019
In June 2014, we issued $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the Convertible Notes, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act. This amount includes the full exercise of the initial purchasers’ option to purchase an additional $60.0 million in aggregate principal amount of the Convertible Notes in connection with the offering. The net proceeds we received from the issuance of the Convertible Notes after the exercise of the initial purchasers’ option to purchase additional Convertible Notes were $349.0 million after deducting the initial purchasers’ discounts, commissions and offering expenses of $11.0 million. We used a portion of the net proceeds to repurchase $95.0 million of our common stock, or 10,127,600 shares, at $9.38 per share in a privately negotiated transaction.

The Convertible Notes bear interest at a rate of 2.375% per annum, and are payable semi-annually in arrears on January 1 and July 1 of each year beginning on January 1, 2015. The Convertible Notes will mature on July 1, 2019, unless earlier converted, redeemed or repurchased. The Convertible Notes are convertible in certain circumstances and during certain periods at an initial conversion rate of 82.0075 shares of common stock per $1,000 (which represents an initial conversion price of approximately $12.19 per share of common stock), subject to adjustment in certain circumstances as set forth in the indenture governing the Convertible Notes.
Holders may convert their notes at their option at any time prior to the close of business on the business day immediately preceding January 1, 2019 only under the following circumstances:

•
during any calendar quarter commencing after the calendar quarter ending on September 30, 2014 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 15 trading days (whether or not consecutive) during a period of 25 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•
during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price (as defined below) per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

•	if the Company calls any or all of the Convertible Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or

•	upon the occurrence of specified corporate events.
We may not redeem the Convertible Notes prior to July 6, 2017. We may redeem for cash all or any portion of the notes, at our option, on or after July 6, 2017 if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 15 trading days (whether or not consecutive) during any 25 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Convertible Notes.
The Convertible Notes require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change, holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
We determined the initial carrying value of the liability component of the Convertible Notes to be $298.7 million based on the fair value of a similar liability that does not have any associated conversion feature. We used our Senior Notes Due 2020 issued in May 2014 as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes will be amortized over the term of the Convertible Notes under the effective interest method and recorded as part of financial expenses. The residual value of $61.3 million (the conversion feature) has been recorded to additional paid-in capital. The carrying value of the liability component of the Convertible Notes was $304.0 million as of December 31, 2014.

The conversion rate of the Convertible Notes is subject to change upon the issuance of a dividend. The table below details the dividends issued during 2014 and their corresponding effect to the conversion rate of the Convertible Notes. The conversion rate as of December 31, 2014 was 84.0184 and 85.2216 as of the date of this report.

	Dividends	Adjusted conversion
Date	per share	rate (1)
August 22, 2014	$0.10	82.8556
November 25, 2014	$0.12	84.0184
March 13, 2015	$0.12	85.2216

(1)	Per $1,000 principal amount of the Convertible Notes.

Unsecured Senior Notes Due 2017
On October 31, 2014, we issued $45.0 million aggregate principal amount of 7.50% Unsecured Senior Notes due October 15, 2017 (the “Senior Notes Due 2017”) and on November 17, 2014, we issued an additional $6.75 million aggregate principal amount of Senior Notes Due 2017 when the underwriters exercised their option to purchase additional Senior Notes Due 2017 on the same terms and conditions. The net proceeds from the issuance of the Senior Notes Due 2017 were approximately $49.9 million after deducting the underwriters’ discounts, commissions and offering expenses.
All terms mentioned are defined in the indenture.
The Senior Notes Due 2017 bear interest at the rate of 7.50% per year, payable quarterly in arrears on the 15th day of January, April, July and October of each year, commencing on January 15, 2015. The Senior Notes Due 2017 are redeemable at our option, in whole but not in part, at any time at our option, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.
The Senior Notes Due 2017 are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt. The Senior Notes Due 2017 are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. The Senior Notes Due 2017 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the NYSE under the symbol “SBNB.”
The Senior Notes Due 2017 require us to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If we undergo a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $650.0 million.

The outstanding balance was $51.75 million as of December 31, 2014 and we were in compliance with the financial covenants relating to the Senior Notes Due 2017.

12.	Derivative financial instruments

In August 2011, we entered into six interest rate swap agreements to manage interest costs and the risk associated with changing interest rates on our 2011 and 2010 Revolving Credit Facilities with three different banks. Pursuant to these interest rate swap contracts, we agreed to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable us to partially mitigate the risk of changing interest rates on the cash flow exposures on the issued variable rate debt held. We determined the estimated fair value of our derivatives by discounting the future cash flows using the curves at the reporting date and the credit risk inherent in the contract. These swaps have been designated and accounted for as cash flow hedges.

In September 2012, as a result of the sales of two vessels and corresponding debt repayment, we reduced the notional amount on the interest rate swaps relating to the 2011 Credit Facility to $15.0 million from $24.0 million in aggregate. As a result of the reduction, we recognized a realized loss of $0.2 million, which was reclassified out of other comprehensive loss and recorded as a component of loss from sale of vessels.
In March 2014, as a result of the sales of Noemi and Senatore and corresponding debt repayment, we reduced the notional amount on three interest rate swaps relating to the 2010 Revolving Credit Facility to $30.0 million from $51.0 million. As a result of the reduction, we made a repayment of $0.3 million to settle the liability outstanding as of the date of settlement and we recognized a realized gain on derivative financial instruments of $0.02 million.

The notional principal amounts of these swaps aggregate $45.0 million, the details of which are as follows as of December 31, 2014:

Hedged item	Notional amount	Start Date	Expiration date	Fixed interest rate	Floating interest rate
2010 Revolving Credit Facility	$30 million	July 2, 2012	June 2, 2015	1.27%	3 mo. LIBOR
2011 Credit Facility	$15 million	July 2, 2012	June 30, 2015	1.30%	3 mo. LIBOR

The vessels which collateralize the 2011 Credit Facility and 2010 Revolving Credit Facility also serve as collateral for the designated interest rate swap agreements, subordinated to the outstanding borrowings under each credit facility.

In December 2012, we voluntarily repaid $50.0 million into our 2010 Revolving Credit Facility. After the payment, we had $17.2 million of debt outstanding under the 2010 Revolving Credit Facility, which was less than the total notional amount of $51.0 million for the three interest rate swaps related to the facility. As such, the swaps related to the 2010 Revolving Credit Facility no longer met the criteria for hedge accounting and we therefore de-designated the hedge relationship prospectively and reclassified all amounts accumulated in other comprehensive income ($1.0 million) to the statement of income or loss for the year ended December 31, 2012 as a component of Financial Expenses.

The interest rate swaps relating to the 2011 Credit Facility continue to qualify for hedge accounting. Accordingly, changes in their fair value, which the hedge is deemed to be effective, are recognized directly in other comprehensive income. Changes in their fair value for any portion deemed to be ineffective are recognized in the consolidated statement of income or loss.

In March 2015, we terminated the swaps relating to the 2010 Credit Facility as further described in Note 24.

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

These agreements were treated as derivatives, recorded at fair value with any resultant gain or loss recognized in the statement of income or loss. Changes in fair value were recorded as unrealized gains and losses on derivative financial instruments and actual earnings were recorded as realized gains or losses on derivative financial instruments, within the consolidated statement of income or loss. The fair value of these instruments was determined by comparing published time charter rates to the charterhire rate and discounting those cash flows to their estimated present value.

The following table summarizes the fair value of our derivative financial instruments as of December 31, 2014 and 2013, which are included in the consolidated balance sheet:

	At December 31,
In thousands of U.S. dollars	2014	2013
Derivative financial instrument (interest rate swap - current)	$(205)	$(689)
Derivative financial instrument (interest rate swap - non-current)	—	(188)
Total	$(205)	$(877)

The following has been recorded as realized and unrealized gains or losses on our derivative financial instruments:

	Fair value adjustments
	Statement of income or loss
In thousands of U.S. dollars	Realized gain/ (loss)		Unrealized gain/(loss)	Recognized in equity
Interest rate swap	17		264	135

Total period ended December 31, 2014	$17		$264	$135

Profit and loss agreements	$3		$185	$—
Interest rate swap	—		382	117
Total period ended December 31, 2013	$3		$567	$117

Profit and loss agreements	$443		$(184)	$—
Interest rate swap	(229)	(1)	(1,047)	(904)
Total period ended December 31, 2012	$214		$(1,231)	$(904)

(1)	The realized loss on our interest rate swap in 2012 was recorded as a component of the loss from sale of vessels on the consolidated statement of income or loss.

13.	Segment reporting
Information about our reportable segments for the years ended December 31, 2014, 2013 and 2012 is as a follows:

For the year ended December 31, 2014

In thousands of U.S. dollars	Panamax/LR1	Handymax	Aframax/LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$57,901	$65,766	$67,124	$151,716	$342,507	$300	$342,807
Vessel operating costs	(10,530)	(10,902)	(4,830)	(52,561)	(78,823)	—	(78,823)
Voyage expenses	(4,826)	(671)	(73)	(1,963)	(7,533)	—	(7,533)
Charterhire	(27,250)	(38,390)	(45,756)	(27,772)	(139,168)	—	(139,168)
Depreciation	(3,194)	(5,436)	(3,067)	(30,920)	(42,617)	—	(42,617)
General and administrative expenses	(409)	(450)	(237)	(2,315)	(3,411)	(44,718)	(48,129)
Write down of vessels held for sale	(3,978)	—	—	—	(3,978)	—	(3,978)
Gain on sale of VLCCs	—	—	—	—	—	51,419	51,419
Gain on sale of Dorian shares	—	—	—	—	—	10,924	10,924
Re-measurement of investment in Dorian	—	—	—	—	—	(13,895)	(13,895)
Financial expenses	—	—	(509)	—	(509)	(20,261)	(20,770)
Realized gain on derivative financial instruments	—	—	—	—	—	17	17
Unrealized gain on derivative financial instruments	—	—	—	—	—	264	264
Financial income	—	2	1	8	11	192	203
Share of income from associate	—	—	—	—	—	1,473	1,473
Other expenses, net	—	—	—	(51)	(51)	(52)	(103)
Segment income or loss	$7,714	$9,919	$12,653	$36,142	$66,428	$(14,337)	$52,091

For the year ended December 31, 2013

In thousands of U.S. dollars	Panamax/LR1	Handymax	Aframax/LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$41,683	$36,205	$28,204	$101,488	$207,580	$—	$207,580
Vessel operating costs	(14,276)	(2,648)	(3,211)	(20,069)	(40,204)	—	(40,204)
Voyage expenses	(3,858)	(11)	—	(977)	(4,846)	—	(4,846)
Charterhire	(14,363)	(31,086)	(29,341)	(40,753)	(115,543)	—	(115,543)
Depreciation	(7,275)	(1,292)	(1,750)	(13,278)	(23,595)	—	(23,595)
General and administrative expenses	(536)	(118)	(154)	(1,030)	(1,838)	(23,950)	(25,788)
Write down of vessels held for sale	(15,002)	—	(6,185)	—	(21,187)	—	(21,187)
Gain on sale of VLGCs	—	—	—	—	—	41,375	41,375
Financial expenses	—	—	(847)	—	(847)	(1,858)	(2,705)
Realized gain on derivative financial instruments	3	—	—	—	3	—	3
Unrealized gain on derivative financial instruments	186	—	—	—	186	381	567
Financial income	—	—	—	4	4	1,143	1,147
Share of income from associate	—	—	—	—	—	369	369
Other expenses, net	—	—	(10)	(21)	(31)	(127)	(158)
Segment income or loss	$(13,438)	$1,050	$(13,294)	$25,364	$(318)	$17,333	$17,015

For the year ended December 31, 2012

In thousands of U.S. dollars	Panamax/LR1	Handymax	Aframax/LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$28,602	$35,381	$4,541	$46,857	$115,381	$—	$115,381
Vessel operating costs	(14,137)	(5,428)	(3,304)	(7,484)	(30,353)	—	(30,353)
Voyage expenses	(999)	(2,741)	(25)	(17,979)	(21,744)	—	(21,744)
Charterhire	(1,629)	(23,192)	(1,287)	(17,593)	(43,701)	—	(43,701)
Depreciation	(7,352)	(1,716)	(1,735)	(4,015)	(14,818)	—	(14,818)
General and administrative expenses	(495)	(195)	(100)	(398)	(1,188)	(10,348)	(11,536)
Loss from sales of vessels	—	(4,525)	—	(5,879)	(10,404)	—	(10,404)
Financial expenses	—	—	(1,086)	—	(1,086)	(7,426)	(8,512)
Realized gain on derivative financial instruments	443	—	—	—	443	—	443
Unrealized loss on derivative financial instruments	(184)	—	—	—	(184)	(1,047)	(1,231)
Financial income	—	—	—	6	6	29	35
Other expense, net	—	—	(11)	(51)	(62)	(35)	(97)
Segment income or loss	$4,249	$(2,416)	$(3,007)	$(6,536)	$(7,710)	$(18,827)	$(26,537)

All of our operating segments contained revenue from at least one major customer representing greater than 10% of total revenue. The revenue from those customers within their respective segments was as follows:

Amounts in thousands of US dollars		For the year ended December 31,
Segment	Customer	2014	2013	2012
MR	Scorpio MR Pool Ltd (1)	$112,826	$89,597	$9,558
Handymax	Scorpio Handymax Tanker Pool Ltd (1)	54,052	36,199	31,280
Panamax/LR1	Scorpio Panamax Tanker Pool Ltd (1)	46,925	36,018	26,884
LR2	Scorpio LR2 Pool Ltd (1)	67,054	28,203	4,540

		$280,857	$190,017	$72,262

(1)	These customers are related parties (see note 15)

14.	Common shares

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

In November 2013, we issued 3,611,809 common shares to unaffiliated third parties in connection with our acquisition of four MR vessel newbuilding contracts. See Note 5 for further description of this transaction.

In December 2013, we issued 3,523,271 common shares to unaffiliated third parties in connection with our acquisition of four MR vessel newbuilding contracts. See Note 5 for further description of this transaction.

2010 Equity Incentive Plan Issuances

On June 18, 2010, we issued 559,458 shares of restricted stock to our employees for no cash consideration. The share price at the date of issue was $10.99 per share. The vesting schedule of the restricted stock is (i) one-third of the shares vested on April 6, 2013, (ii) one-third of the shares vested on April 6, 2014, and (iii) one-third of the shares vest on April 6, 2015.

On June 18, 2010, we issued 9,000 shares of restricted stock to our independent directors for no cash consideration. The share price at the date of issue was $10.85 per share and these shares vested on April 6, 2011.

On January 31, 2011, we issued 281,000 shares of restricted stock to our employees for no cash consideration. The share price at the date of issue was $9.83 per share. The vesting schedule of the restricted stock is (i) one-third of the shares vested on January 31, 2012, (ii) one-third of the shares vested on January 31, 2013, and (iii) one-third of the shares vested on January 31, 2014.

On January 31, 2011, we issued 9,000 shares of restricted stock to our independent directors for no cash consideration. The share price at the date of issue was $9.83 per share. These shares vested on January 31, 2012.

On January 31, 2012, we issued 281,000 shares of restricted stock to employees for no cash consideration. The share price at the date of issue was $5.65 per share. The vesting schedule of the restricted stock is (i) one-third of the shares vested on January 31, 2013, (ii) one-third of the shares vested on January 31, 2014, and (iii) one-third of the shares vest on January 31, 2015.

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

In the second quarter of 2013, we issued 4,610,000 shares of restricted stock to our employees and 390,000 shares to our independent directors for no cash consideration. The weighted average share price on the issuance dates was $8.69 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on March 10, 2016, (ii) one-third of the shares vest on March 10, 2017, and (iii) one-third of the shares vest on March 10, 2018. The vesting schedule of the restricted stock to our independent directors is (i) one-third of the shares vested on March 10, 2014, (ii) one-third of the shares vest on March 10, 2015, and (iii) one-third of the shares vest on March 10, 2016.

In October 2013, we amended the 2013 Equity Incentive Plan to increase the number of common shares eligible for issuance to 11,376,044. All other terms of the plan remained unchanged.

In October 2013, we issued 3,749,998 shares of restricted stock to our employees and 250,000 shares to our independent directors for no cash consideration. The weighted average share price on the issuance date was $9.85 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on October 11, 2016, (ii) one-third of the shares vest on October 11, 2017, and (iii) one-third of the shares vest on October 11, 2018. The vesting schedule of the restricted stock to our independent directors is (i) one-half of the shares vested on October 11, 2014 and (ii) one-half of the shares vest on October 11, 2015.

In February 2014, we issued 2,011,000 shares of restricted stock to our employees and 145,045 shares to our independent directors for no cash consideration. The weighted average share price on the issuance date was $9.30 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019. The vesting schedule of the restricted stock to our independent directors is (i) one-third of the shares vest on February 21, 2015, (ii) one-third of the shares vest on February 21, 2016, and (iii) one-third of the shares vest on February 21, 2017.

In September 2014, we reserved an additional 1,088,131 common shares, par value $0.01 per share, for issuance pursuant to the plan. All other terms of the plan remained unchanged.

In May and September 2014, we issued 213,000 and 5,000 shares of restricted stock to SSH employees, respectively, for no cash consideration. The share prices on the issuance dates were $8.89 per share and $9.13 per share, respectively. The vesting schedule of the restricted stock to SSH employees is (i) one-third of the shares vest on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019.
In November 2014, we issued 938,131 shares of restricted stock to our employees and 50,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $8.57 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on November 18, 2017, (ii) one-third of the shares vest on November 18, 2018, and (iii) one-third of the shares vest on November 18, 2019. The restricted shares issued to our independent directors will vest on November 18, 2015.
Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.
Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the year ending December 31, 2015	28,217	1,814	30,031
For the year ending December 31, 2016	23,444	259	23,703
For the year ending December 31, 2017	13,700	21	13,721
For the year ending December 31, 2018	5,190	—	5,190
For the year ending December 31, 2019	669	—	669
	$71,220	$2,094	$73,314

Dividend Payments

The following dividends were paid in the years ended December 31, 2014 and 2013:

Dividends	Date
per share	Paid
$0.025	June 25, 2013
$0.035	September 25, 2013
$0.07	December 18, 2013
$0.08	March 26, 2014
$0.09	June 12, 2014
$0.10	September 10, 2014
$0.12	December 12, 2014

Stock Buyback Program
 In April 2014, we resumed purchasing shares under our stock buyback program that was authorized in July 2010. Additionally, in April 2014, our board of directors approved a new stock buyback program with authorization to purchase up to $100.0 million of shares of our common stock, replacing the program announced in July 2010.
In June 2014, our board of directors approved a new stock buyback program with authorization to purchase up to $150 million of shares of the Company's common stock. This program replaced our stock buyback program that was approved in April 2014.

In July 2014, our board of directors approved a new stock buyback program with authorization to purchase up to $150 million of shares of the Company’s common stock. This program replaced our stock buyback program that was approved in June 2014. As of December 31, 2014, the remaining authorization under this was $75.2 million.

During 2014, the Company acquired an aggregate of 37,579,136 of its common shares that are being held as treasury shares, which include (i) 19,951,536 common shares that were purchased in the open market at an average price of $9.09 per share, (ii) 7,500,000 common shares that were acquired in exchange for 3,422,665 shares in Dorian and (iii) 10,127,600 common shares that were acquired using part of the proceeds we received from the issuance of our $360 million of Convertible Notes in June 2014.

Shares outstanding

In May 2014, our shareholders approved an amendment to our Amended and Restated Articles of Incorporation to increase our authorized common stock to 400,000,000 from 250,000,000. Accordingly, we currently have 425,000,000 registered shares of which 400,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 designated as preferred shares with a par value of $0.01.
As of December 31, 2014, we had 164,574,542 shares outstanding. These shares provide the holders with rights to dividends and voting rights.

15.	Related party transactions

Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated statement of income or loss and balance sheet are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2014	2013	2012
Pool revenue(1)
Scorpio MR Pool Ltd	$112,826	$89,597	$9,558
Scorpio Handymax Tanker Pool Ltd	54,052	36,199	31,280
Scorpio Panamax Tanker Pool Ltd	46,925	36,018	26,884
Scorpio LR2 Pool Ltd	67,054	28,203	4,540
Vessel operating costs(2)	(7,947)	(3,703)	(2,280)
Commissions(3)	(771)	(218)	(532)
Administrative expenses(4)	(4,823)	(1,944)	(1,862)

(1)
These transactions relate to revenue earned in the Scorpio LR2, Scorpio Panamax, Scorpio MR, and Scorpio Handymax Tanker Pools (the Pools), which are owned by Scorpio LR2 Pool Limited, Scorpio Panamax Tanker Pool Limited, Scorpio MR Pool Limited, and Scorpio Handymax Tanker Pool Limited, respectively. The Pools are related party affiliates.

(2)
These transactions represent technical management fees charged by SSM, a related party affiliate, which are included in vessel operating costs in the consolidated statement of income or loss. We believe our technical management fees for the years ended December 31, 2014, 2013 and 2012 were at arms-length rates as they were based on contracted rates that were the same as those charged to other vessels managed by SSM at the time the management agreements were entered into. In June 2013, this fee was increased to $685 per vessel per day from $548 per vessel per day for technical management.

(3)
These transactions represent the expense due to SCM for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement (see description below). Each vessel pays a commission of 1.25% of their gross revenue when not in the Pools.  These expenses are included in voyage expenses in the consolidated statement of income or loss.

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

(4)
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

Additionally, our Commercial Management Agreement with SCM includes a daily flat fee charged payable to SCM for the vessels that are not in one of the pools managed by SCM. The flat fee is $250 per day for Panamaxes/LR1 and LR2 vessels and $300 per day for Handymax and MR vessels.

•
The expense for the year ended December 31, 2014 of $4.8 million included (i) the flat fee of $1.3 million charged by SCM, which was included in voyage expenses on the consolidated statement of income or loss (ii) administrative fees of $3.1 million charged by SSH which was included in general and administrative expenses in the consolidated statement of income or loss (iii) restricted stock amortization of $0.3 million, which relates to the issuance of an aggregate 218,000 shares of restricted stock to SSH employees for no cash consideration in May 2014 (see Note 14 for further description of these issuances and their vesting conditions) and (iv) reimbursement expenses of $0.1 million that were included in general and administrative expenses in the consolidated statement of income or loss.

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

In December 2014, we reached an agreement with Scorpio Bulkers Inc. or Scorpio Bulkers, a related party to purchase newbuilding contracts for four LR2 product tankers to be constructed at shipyards in South Korea and options to purchase two additional LR2 newbuilding contracts. The purchase price for each of the four LR2 newbuilding contracts was $51.0 million with scheduled vessel deliveries in the first three quarters of 2016. The purchase price for the two option contracts is fixed at $52.5 million for each contract with scheduled vessel deliveries in the fourth quarter of 2016. The options expire on May 31, 2015. We are working with the seller and the shipyards to novate the contracts to us.

The independent members of the Company's Board of Directors unanimously approved the transaction with Scorpio Bulkers described in the preceding paragraph.

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2014	2013
Assets:
Accounts receivable (due from the Pools)	$74,125	$68,512
Accounts receivable (SSM)	121	—
Accounts receivable (SCM)	1	8
Liabilities:
Accounts payable (owed to the Pools)	$3,894	$95
Accounts payable and accrued expenses (SSM)	276	1
Accounts payable and accrued expenses (SCM)	774	—
Accounts payable and accrued expenses (SSH) (1)	3,160	—
Deposit from Scorpio Bulkers (2)	31,277	—

(1) Commission payable to SSH relating to the deliveries of STI Sloane, STI Broadway, STI Finchley, STI Condotti, STI Battery, STI Clapham, STI Poplar and STI Soho newbuilding vessels.

(2) In December 2014, we agreed to buy four LR2 tankers from Scorpio Bulkers and received an option to purchase two additional LR2 tankers. Pursuant to this agreement, we received $31.3 million as a security deposit for the scheduled installments on these vessels that are expected to occur prior to the closing date of the sale. This amount will be reimbursed to Scorpio Bulkers upon closing. See Note 5 for further description of this transaction.

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

•
During the year ended December 31, 2014, we paid SSH an aggregate fee of $26.1 million, which consisted of $11.7 million related to the purchase and delivery of 33 newbuilding vessels, $14.0 million relating to the purchase and sale of our seven VLCCs under construction, and $0.4 million relating to the sales of Noemi and Senatore.

•
During the year ended December 31, 2013, we paid SSH an aggregate fee of $9.1 million, which consisted of $2.5 million related to the purchase and delivery of seven newbuilding vessels in 2013 and $6.6 million on the purchase and subsequent sale of our VLGC business to Dorian in November 2013.

•
During the year ended December 31, 2012, we paid SSH an aggregate fee of $2.4 million, which consisted of $0.5 million on the sales of three Handymax vessels and $1.9 million on the purchase and delivery of our first five newbuilding vessels.

In 2011, we also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. $0.02 million, $0.2 million and $0.1 million were charged under this agreement during the years ended December 31, 2014, 2013 and 2012, respectively.

Key management remuneration

The table below shows key management remuneration for the years ended December 31, 2014, 2013 and 2012:

	For the period ended December 31,
In thousands of U.S. dollars	2014	2013	2012
Short-term employee benefits (salaries)	$7,454	$5,433	$2,896
Share-based compensation (1)	23,553	10,274	3,368
Total	$31,007	$15,707	$6,264

(1)	Represents the amortization of restricted stock issued under our equity incentive plans as described in note 14.

There are no post-employment benefits.

16.	Vessel revenue

During the year ended December 31, 2014, we had four vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater). The remaining vessels earned revenue from the Scorpio Group Pools or in the spot market. During the years ended December 31, 2013 and December 31, 2012, all revenue was generated from vessels operating in the Scorpio Group Pools or in the spot market.

Revenue Sources

	For the year ended December 31,
In thousands of U.S. dollars	2014	2013	2012
Pool revenue	$280,857	$190,017	$72,262
Voyage revenue (spot market)	48,112	17,563	43,119
Time charter revenue	13,538	—	—
Other revenue	300	—	—
	$342,807	$207,580	$115,381

17.	Charterhire

The following table depicts our time chartered-in vessel commitments during the year ended December 31, 2014.

	Name	Year built	Type	Delivery (1)	Charter Expiration	Rate ($/ day)
Active as of December 31, 2014
1	Kraslava	2007	Handymax	January-11	May-15	13,650
2	Krisjanis Valdemars	2007	Handymax	February-11	April-15	13,650	(2)
3	Jinan	2003	Handymax	April-13	April-15	12,600
4	Iver Prosperity	2007	Handymax	September-13	April-16	12,500	(3)
5	Histria Azure	2007	Handymax	April-12	April-15	13,550
6	Histria Coral	2006	Handymax	July-11	July-15	13,550
7	Histria Perla	2005	Handymax	July-11	July-15	13,550
8	Targale	2007	MR	May-12	May-15	14,850	(4)
9	Nave Orion	2013	MR	March-13	April-15	14,300	(5)
10	Gan-Trust	2013	MR	January-13	January-16	16,250	(6)
11	USMA	2007	MR	January-13	January-15	14,500
12	SN Federica	2003	LR1	February-13	May-15	11,250	(7)
13	SN Azzurra	2003	LR1	December-13	August-15	13,600
14	King Douglas	2008	LR1	August-13	November-15	15,000
15	Hellespont Progress	2006	LR1	March-14	March-15	15,000	(8)
16	FPMC P Eagle	2009	LR1	September-12	September-15	14,525
17	FPMC P Hero	2011	LR2	April-13	May-15	15,500
18	FPMC P Ideal	2012	LR2	January-13	January-15	15,500
19	Swarna Jayanti	2010	LR2	March-14	March-15	15,000	(9)
20	Densa Alligator	2013	LR2	September-13	September-15	17,550
21	Densa Crocodile	2015	LR2	February-15	February-16	21,050	(10)
22	Khawr Aladid	2006	LR2	July-13	July-15	15,400
23	Fair Seas	2008	LR2	January-13	March-15	17,500
24	Southport	2008	LR2	December-13	February-15	15,700
Time Charters That Expired In 2014
1	Freja Polaris	2004	Handymax	April-13	April-14	12,700
2	Iver Progress	2007	Handymax	October-13	September-14	12,500
3	Ugale	2007	MR	January-13	January-14	14,000
4	STX Ace 6	2007	MR	May-12	May-14	14,150
5	Gan-Triumph	2010	MR	May-13	June-14	14,150
6	Hafnia Lupus	2012	MR	April-12	April-14	14,760
7	Hellespont Promise	2007	LR1	December-12	August-14	14,250
8	Orange Stars	2011	LR2	April-13	April-14	16,125
9	Pink Stars	2010	LR2	April-13	April-14	16,125
10	Four Sky	2010	LR2	September-13	September-14	16,250

(1) Represents delivery date or estimated delivery date.
(2) The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel's profits and losses above or below the daily base rate with the vessel’s owner.
(3) In September 2014, we declared an option to extend the charter for an additional year at $13,500 per day effective March 2015.
(4) In March 2015, we declared an option to extend the charter for an additional year at $15,200 per day effective May 17, 2015. We also have an option to extend the charter for an additional year at $16,200 per day.

(5) We have an option to extend the charter for an additional year at $15,700 per day.
(6) The daily base rate for the first year was $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.
(7) We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the vessel owner whereby we split all of the vessel's profits above the daily base rate.
(8) In February 2015, we declared an option to extend the charter for an additional year at $16,250 per day effective March 2015. We have an option to extend the charter for an additional year at $17,250 per day.
(9) In February 2015, we declared an option to extend the charter for an additional six months at $16,250 per day effective March 2015.
(10) This vessel was delivered in February 2015. We have an option to extend the charter for an additional year at $22,600 per day.

The undiscounted remaining future minimum lease payments under these arrangements as of December 31, 2014 are $60.0 million. The obligations under these agreements will be repaid as follows:

	As of December 31,
In thousands of U.S. dollars	2014	2013
Less than 1 year	$57,878	$96,103
1 - 5 years	2,169	17,854
Total	$60,047	$113,957

The total expense recognized under charterhire agreements during the years ended December 31, 2014, 2013 and 2012 was $139.2 million, $115.5 million and $43.7 million, respectively.

18.	General and administrative expenses

General and administrative expenses primarily represent employee benefit expenses, professional fees and administration/commercial management fees (see note 15).

Employee benefit expenses consist of:

	For the year ended December 31,
In thousands of US dollars	2014	2013	2012
Short term employee benefits (salaries)	$9,268	$6,673	$4,066
Share based compensation (see note 14)	29,726	13,142	3,490
	$38,994	$19,815	$7,556

19.	Financial expenses

Financial expenses consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2014	2013	2012
Interest payable on debt (1)	$15,888	$982	$3,421
Amortization of deferred financing fees (2)	4,834	332	4,093
Commitment fees on undrawn portions of debt	48	1,391	998
Total financial expenses	$20,770	$2,705	$8,512

(1) The increase in interest payable from the year ended December 31, 2013 was primarily driven by an overall increase in the Company's debt balance during the year ended December 31 2014. Total debt outstanding, net of deferred financing fees, was $1.6 billion at December 31, 2014 compared to $167.1 million at December 31, 2013.The decrease in interest payable from the year ended December 31, 2012 was primarily driven by an increase in interest capitalized during the year ended December 31, 2013 which was the result of the significant growth in our Newbuilding Program.

(2) The increase in amortization of deferred financing fees from the year December 31, 2013 was primarily due to an increase in financing fees incurred on the vessels delivered under our Newbuilding Program in 2014. The amortization of deferred financing fees in the year ended December 31, 2012 includes a $3.0 million charge arising from the amendment of the 2011 Credit Facility to extend its availability period from May 2013 to January 2014.

20.	Tax

Scorpio Tankers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands’ income tax. Based upon review of applicable laws and regulations, and after consultation with counsel, we do not believe we are subject to material income taxes in any jurisdiction, including the United States of America. Therefore, we did not have any tax charges, benefits, or balances as of or for the periods ended December 31, 2014, 2013 and 2012.

21.	Earnings/loss per share

The calculation of both basic and diluted earnings/loss per share is based on net income/loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
In thousands of U.S. dollars except for share data	2014	2013	2012
Net income / (loss) attributable to equity holders of the parent	$52,091	$17,015	$(26,537)
Basic weighted average number of shares	171,851,061	146,504,055	41,413,339
Effect of dilutive potential basic shares:
Restricted stock	4,441,741	1,835,323	—
Diluted weighted average number of shares	176,292,802	148,339,378	41,413,339

The dilutive effect of 4,441,741 and 1,835,323 shares of restricted stock for the years ended December 31, 2014 and 2013 is related to 12,387,327 and 9,653,970 unvested restricted shares, respectively. During the year ended December 31, 2012, we incurred a loss and as a result, the inclusion of potentially dilutive shares in the diluted loss per share calculation would have an antidilutive effect on the loss per share for the period. Therefore, all restricted shares of 1,036,791 for the year ended December 31, 2012 have been excluded from the diluted loss per share calculation for these periods.

Potentially dilutive securities (relating to the conversion of the $360.0 million of Convertible Notes) representing 15,015,451 shares of common stock for the year ended December 31, 2014 were excluded from the computation of diluted earnings per share because their effect would have been antidilutive under the if-converted method. These common shares represent the pro-rated amount of 30,246,624 potential common shares for the year ended December 31, 2014. See Note 11 for further description of the Convertible Notes.

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

The fair values and carrying values of the Company's financial instruments at December 31, 2014 and 2013, respectively, are shown in the table below.

Categories of financial instruments

	As of December 31, 2014		As of December 31, 2013
In thousands of U.S. dollars	Fair Value	Carrying Value	Fair Value	Carrying Value
Financial assets
Cash and cash equivalents(1)	$116,143	$116,143	$78,845	$78,845
Loans and receivables (2)	78,201	78,201	72,542	72,542
Available for sale investment (3)	130,456	130,456	—	—
Financial liabilities
Accounts payable (4)	$14,929	$14,929	$20,696	$20,696
Accrued expenses (4)	55,139	55,139	7,251	7,251
Derivatives designated in a cash flow hedge (5)	77	77	212	212
Derivatives at fair value through profit or loss (5)	128	128	665	665
Secured bank loans (6)	1,173,672	1,173,672	167,129	167,129
Unsecured Senior Notes Due 2020 (7)	46,591	53,750	N/A	N/A
Unsecured Senior Notes Due 2017 (7)	49,577	51,750	N/A	N/A
Convertible Notes (8)	347,292	360,000	N/A	N/A

(1) Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

(2) We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.

(3) The available for sale investment relates to our investment in Dorian. We consider this investment as a Level 1 item as its share price is quoted on an active market under the symbol 'LPG' on the New York Stock Exchange.

(4) We consider that the carrying amount of the accounts payable and accrued expenses approximate the fair value due to the relative short maturity of these instruments.

(5) Derivative financial instruments in 2014 and 2013 consisted of interest rate swaps, recorded at the present value of future cash flows estimated and discounted based on the applicable yield curves which are derived from observable, quoted interest rates to determine the fair value. As such, we classify these liabilities as Level 2 fair value measurements.

(6) The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value. These amounts are shown net of $35.5 million and $2.5 million of unamortized deferred financing fees as of December 31, 2014 and 2013, respectively.

(7) The carrying value of our Unsecured Senior Notes Due 2020 and 2017 are measured at amortized cost using the effective interest method. The carrying values shown in the table are the face value of the notes. These notes have been recorded net of $1.7 million and $1.7 million of unamortized deferred financing fees, respectively, on our consolidated balance sheet. Our Senior Notes Due 2020 and 2017 are quoted on the New York Stock Exchange under the symbols 'SBNA' and 'SBNB', respectively. We consider their fair values to be Level 1 measurements due to their quotation on an active exchange.

(8) The carrying value of our Convertible Notes shown in the table above is their face value. The liability component of the Convertible Notes has been recorded within Long term debt on the consolidated balance sheet, net of $8.3 million of unamortized deferred financing fees. The equity component of the Convertible notes has been recorded within Additional paid in capital on the consolidated balance sheet, net of $1.9 million of deferred financing fees. We consider their fair value to be a Level 2 measurement.

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

In the years ended December 31, 2014, 2013, and 2012, we were party to interest rate swaps to mitigate the risk of rising interest rates. In August 2011, we entered into six interest rate swap agreements to manage interest costs and the risk associated with changing interest rates on our 2011 Credit Facility and 2010 Revolving Credit Facility with three different banks.

Details of the amounts recorded in the consolidated statement of income or loss and statement of other comprehensive income in respect of such instruments are provided in Note 12.

Sensitivity analysis - Interest rate risk

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at balance sheet date was outstanding for the whole year.

If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2014 would have decreased/increased by $2.5 million. This is mainly attributable to our exposure to interest rate movements on our 2011 Credit Facility, Newbuilding Credit Facility, 2013 Credit Facility, KEXIM Credit Facility and K-Sure Credit Facility.

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

Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial and technical managers. We did not experience material credit losses on our accounts receivables portfolio in the years ended December 31, 2014, 2013, and 2012.

The carrying amount of financial assets recognized in the consolidated financial statements represents the maximum exposure to credit risk without taking account of the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2014, 2013, and 2012.

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

Remaining contractual maturity on secured and unsecured credit facilities (Note 11)

The following table details our remaining contractual maturity for our secured and unsecured credit facilities. The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay. The table includes both interest and principal cash flows and takes into consideration the amount fixed via the interest rate swap discussed above.

As the interest cash flows are not fixed, the interest amount included has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

To be repaid as follows:

	As of December 31,
In thousands of U.S. dollars	2014	2013
Less than 1 month	$5,001	$—
1-3 months	45,932	5,137
3 months to 1 year	135,909	15,309
1-5 years	1,357,945	124,919
5+ years	434,865	55,135
Total	$1,979,652	$200,500

The following table details our remaining contractual maturity for our interest rate swaps. The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay.

	As of December 31,
In thousands of U.S. dollars	2014	2013
Less than 1 month	$—	$—
1 - 3 months	125	207
3 months to 1 year	81	484
1 - 5 years	—	190
Total	$206	$881

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

24.	Subsequent events

Delivery of Newbuilding Vessels

We took delivery of the following vessels under our Newbuilding Program in January, February and through March 30, 2015.

Month
Name	Delivered	Type
STI Tribeca	January 2015	MR
STI Hammersmith	January 2015	Handymax
STI Rotherhithe	January 2015	Handymax
STI Rose	January 2015	LR2
STI Gramercy	January 2015	MR
STI Veneto	January 2015	LR2
STI Alexis	February 2015	LR2
STI Bronx	February 2015	MR
STI Pontiac	March 2015	MR
STI Manhattan	March 2015	MR

As of March 30, 2015, we have 14 vessels under construction, ten vessels are scheduled for delivery for the remainder of 2015 and four vessels throughout 2016. These remaining 14 vessels under construction have an aggregate purchase price of $620.6 million. Of this amount, $137.2 million in cash has been paid and $16.3 million in common stock has been issued, as of that date.

Debt Drawdowns
We made the following drawdowns from our credit facilities in January, February and March 2015.

	Drawdown amount
Credit facility	(in millions of U.S. dollars)	Drawdown date	Collateral
K-Sure Credit Facility	$19.9	January 2015	STI Gramercy
KEXIM Credit Facility	30.3	January 2015	STI Veneto
2013 Credit Facility	35.4	January 2015	STI Alexis
K-Sure Credit Facility	19.5	February 2015	STI Bronx
2013 Credit Facility	19.5	March 2015	STI Pontiac
K-Sure Credit Facility	19.5	March 2015	STI Manhattan
K-Sure Credit Facility	30.3	March 2015	STI Winnie	(1)

(1) Amount drawn on March 26, 2015 to finance the delivery of STI Winnie, which is scheduled to be delivered on March 31, 2015.

The debt drawdowns relating to STI Tribeca, STI Hammersmith, STI Rotherhithe and STI Rose occurred in December 2014 to finance the deliveries of these vessels in early January 2015.

Time Chartered-in Vessels

In February 2015, the Company took delivery of a previously announced time chartered-in LR2 tanker that was under construction in South Korea. The vessel is chartered-in for one year at $21,050 per day and the Company also has an option to extend the charter for one year at $22,600 per day.

In February 2015, the Company extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for six months at $16,250 per day beginning in March 2015.

In February 2015, the Company extended the time charter on an LR1 tanker that is currently time chartered-in. The term of the agreement is for one year at $16,250 per day beginning in March 2015.

In March 2015, the Company extended the time charter on an MR tanker that is currently time chartered-in. The term of the agreement is for one year at $15,200 per day beginning in May 2015.

Dividend Declaration

In February 2015, the board of directors declared a quarterly cash dividend of $0.12 per share, payable on March 30, 2015 to all shareholders of record as of March 13, 2015.

Convertible Notes due 2019
On March 13, 2015, the conversion rate of our Convertible Notes was adjusted to reflect a cash dividend with respect to our common shares. The new conversion rate for the Convertible Notes was adjusted to 85.2216 of our common shares per $1,000 principal amount of the Convertible Notes, representing an increase of the prior conversion rate of 1.2031 shares for each $1,000 principal amount of the Convertible Notes.

Stock Buyback Program

From January 1, 2015 to March 30, 2015, the Company acquired an aggregate of 746,639 of our common shares that are being held as treasury shares at an average price of $7.91 per share.

The Company has $69.3 million remaining under its stock buyback program as of the date of this report. The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

There are 163,827,903 shares outstanding as of the date of this report.

Vessel Sales

Venice was sold in March 2015 for a selling price of $13.0 million and as part of the sale, we repaid $6.1 million into our 2010 Revolving Credit Facility. As a result of this repayment, the availability of this facility is reduced by such amount and the quarterly reduction is reduced to $1.8 million from $2.1 million per quarter.

The Company also reached agreements to sell STI Harmony and STI Heritage for $61.5 million in aggregate. The sales of these vessels are expected to close in April 2015.

Interest Rate Swaps

In March 2015, we terminated the three interest rate swaps under our 2010 Revolving Credit Facility. As a result of this transaction, we will record a write-off of $0.1 million in the first quarter of 2015.

$52.0 Million Loan Facility and $61.2 Million Loan Facility
In March 2015, we received commitments from two European financial institutions for two separate loan facilities of up to $113.2 million in aggregate to partially finance the purchase of four LR2 product tankers from Scorpio Bulkers, a related party, that was agreed to in December 2014.
The first proposed facility is a $52.0 million loan facility that will be used to finance a portion of the purchase price of two LR2 product tankers currently under construction at DHSC with expected deliveries in the first and second quarters of 2016. This loan facility has a final maturity of seven years from the date of signing and bears interest at LIBOR plus a margin of 1.95% per annum.

The second proposed facility is a $61.2 million loan facility that will be used to finance a portion of the purchase price of two LR2 product tankers currently under construction at SSME with expected deliveries in the third and fourth quarters of 2016. This loan facility has a final maturity of five years from the date of delivery of each vessel and bears interest at LIBOR plus a margin ranging between 1.95% and 2.40% per annum (depending on the advance ratio). These loan facilities are subject to customary conditions precedent and the execution of definitive documentation.
$30.0 Million Term Margin Loan Facility

In March 2015, we entered into a term margin loan facility with Nomura Securities International, Inc., or Nomura for up to $30.0 million.   The 9,392,083 shares that we own in Dorian have been pledged as collateral under this facility, and we are subject to certain covenants, including a loan to value ratio based on the amount outstanding and the market value of the shares that are collateral.  Interest on the facility is LIBOR plus 4.50% per annum and the facility matures in March 2016, which can be extended to March 2017 at Nomura’s option, at which time a balloon payment will be due.  The outstanding balance was $30.0 million as of March 30, 2015, and the facility was fully drawn.