Form 20-F
Scorpio Tankers Inc.
filed 2016-03-18
CIK 1483934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

As of December 31, 2015, there were 175,335,400 outstanding shares of common stock, par value $0.01 per share.

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
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies and currencies;

•	general market conditions, including the market for our vessels, fluctuations in spot and charter rates and vessel values;

•	availability of financing and refinancing;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	vessels breakdowns and instances of off-hires;

•	competition within our industry;

•	the supply of and demand for vessels comparable to ours;

•	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest in locations where we may operate;

•	delays and cost overruns in construction projects;

•	our level of indebtedness;

•	our ability to obtain financing and to comply with the restrictive and other covenants in our financing arrangements;

•	our need for cash to meet our debt service obligations;

•	our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;

•	availability of skilled workers and the related labor costs;

•	compliance with governmental, tax, environmental and safety regulation;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;

•	general economic conditions and conditions in the oil and natural gas industry;

•	effects of new products and new technology in our industry;

•	the failure of counterparties to fully perform their contracts with us;

•	our dependence on key personnel;

•	adequacy of insurance coverage;

•	our ability to obtain indemnities from customers;

•	changes in laws, treaties or regulations;

•	the volatility of the price of our common shares and our other securities; and

•	other factors described from time to time in the report we file and furnish with the U.S. Securities and Exchange Commission, or the SEC.

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
As used herein, “SLR2P” refers to the Scorpio LR2 Pool, “SPTP” refers to the Scorpio Panamax Tanker Pool, “SMRP” refers to the Scorpio MR Pool, and “SHTP” refers to the Scorpio Handymax Tanker Pool, which are spot market-oriented tanker pools in which certain of our vessels operate. In addition, “HMD” refers to Hyundai Mipo Dockyard Co. Ltd. of South Korea, “SSME” refers to Sungdong Shipbuilding & Marine Engineering Co. Ltd. and “DHSC” refers to Daehan Shipbuilding Co. Ltd.
A. Selected Financial Data
The following tables set forth our selected consolidated financial data and other operating data as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011. The selected data is derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and our consolidated balance sheets as of December 31, 2015 and 2014, together with the notes thereto, are included herein. Our audited consolidated financial statements for the years ended December 31, 2012 and 2011 and our consolidated balance sheets as of December 31, 2013, 2012 and 2011, and the notes thereto, are not included herein.

	For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2015	2014	2013	2012	2011
Consolidated income statement data
Revenue:
Vessel revenue	$755,711	$342,807	$207,580	$115,381	$82,110
Operating expenses:
Vessel operating costs	(174,556)	(78,823)	(40,204)	(30,353)	(31,370)
Voyage expenses	(4,432)	(7,533)	(4,846)	(21,744)	(6,881)
Charterhire	(96,865)	(139,168)	(115,543)	(43,701)	(22,750)
Impairment (1)	—	—	—	—	(66,611)
Depreciation	(107,356)	(42,617)	(23,595)	(14,818)	(18,460)
General and administrative expenses	(65,831)	(48,129)	(25,788)	(11,536)	(11,637)
Write down of vessels held for sale and net loss from sales of vessels	(35)	(3,978)	(21,187)	(10,404)	—
Write-off of vessel purchase options	(731)	—
Gain on sale of VLGCs	—	—	41,375	—	—
Gain on sale of VLCCs	—	51,419	—	—	—
Gain on sale of Dorian shares	1,179	10,924	—	—	—
Re-measurement of investment in Dorian	—	(13,895)	—	—	—
Total operating expenses	(448,627)	(271,800)	(189,788)	(132,556)	(157,709)
Operating income/(loss)	307,084	71,007	17,792	(17,175)	(75,599)
Other income and expense:
Financial expenses	(89,596)	(20,770)	(2,705)	(8,512)	(7,060)
Realized gain on derivative financial instruments	55	17	3	443	—
Unrealized (loss) / gain on derivative financial instruments	(1,255)	264	567	(1,231)	—
Financial income	145	203	1,147	35	51
Share of profit from associate	—	1,473	369	—	—
Other expense, net	1,316	(103)	(158)	(97)	(119)
Total other income and expense, net	(89,335)	(18,916)	(777)	(9,362)	(7,128)
Net income/(loss)	$217,749	$52,091	$17,015	$(26,537)	$(82,727)
Earnings/(loss) per common share:(2)
Basic earnings / (loss) per share	$1.35	$0.30	$0.12	$(0.64)	$(2.88)
Diluted earnings / (loss) per share	$1.20	$0.30	$0.11	$(0.64)	$(2.88)
Cash dividends declared per common share	$0.495	$0.390	$0.130	—	—
Basic weighted average shares outstanding	161,436,449	171,851,061	146,504,055	41,413,339	28,704,876
Diluted weighted average shares outstanding	199,739,326	176,292,802	148,339,378	41,413,339	28,704,876

	As of December 31,
In thousands of U.S. dollars	2015	2014	2013	2012	2011
Balance sheet data
Cash and cash equivalents	$200,970	$116,143	$78,845	$87,165	$36,833
Vessels and drydock	3,087,753	1,971,878	530,270	395,412	322,458
Vessels under construction	132,218	404,877	649,526	50,251	60,333
Total assets	3,523,455	2,804,643	1,646,676	573,280	448,230
Current and non-current debt (3)	2,049,989	1,571,522	167,129	142,459	145,568
Shareholders’ equity	1,413,885	1,162,848	1,450,723	414,790	286,853

	For the year ended December 31,
In thousands of U.S. dollars	2015	2014	2013	2012	2011
Cash flow data
Net cash inflow/(outflow)
Operating activities	$391,975	$93,916	$(5,655)	$(1,928)	$(12,452)
Investing activities	(703,418)	(1,158,234)	(935,101)	(90,155)	(122,573)
Financing activities	396,270	1,101,616	932,436	142,415	103,671

(1)	In the year ended December 31, 2011, we recorded an impairment charge of $66.6 million for 12 owned vessels.

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

(3)
Current and non-current debt as of December 31, 2015, 2014, 2013, 2012 and 2011 is shown net of deferred financing fees of $55.8 million, $47.1 million, $2.4 million, $3.5 million and $5.3 million, respectively.

The following table sets forth our other operating data. This data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	For the year ended December 31,
	2015	2014	2013	2012	2011
Average Daily Results
Time charter equivalent per day(1)	$23,163	$15,935	$14,369	$12,960	$12,898
Vessel operating costs per day(2)	6,564	6,802	6,781	7,605	7,581
Aframax/LR2
TCE per revenue day (1)	30,544	18,621	12,718	10,201	14,951
Vessel operating costs per day(2)	6,865	6,789	8,203	8,436	6,960
Panamax/LR1
TCE per revenue day (1)	21,804	16,857	12,599	14,264	14,743
Vessel operating costs per day(2)	8,440	8,332	7,756	7,714	7,891
MR
TCE per revenue day (1)	21,803	15,297	16,546	12,289	12,092
Vessel operating costs per day(2)	6,461	6,580	6,069	6,770	6,748
Handymax
TCE per revenue day (1)	19,686	14,528	12,862	13,069	11,343
Vessel operating costs per day(2)	6,473	6,704	6,852	7,594	7,619
Fleet data
Average number of owned vessels (3)	72.70	31.60	15.94	10.81	11.29
Average number of time chartered-in vessels (3)	16.90	26.30	22.85	9.18	4.95
Drydock
Expenditures for drydock (in thousands of U.S. dollars)	$—	$1,290	$—	$2,869	$2,624

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

RISKS RELATED TO OUR INDUSTRY
The tanker industry is cyclical and volatile, which may adversely affect our earnings and available cash flow.
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels or to sell them on the expiration or termination of their charters, and the rates payable in respect of our vessels currently operating in tanker pools, or any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence demand for tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	regional availability of refining capacity and inventories;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, and strikes;

•	the distance over which oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.
The factors that influence the supply of tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the number of product tankers trading crude or "dirty" oil products (such as fuel oil);

•	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire;

•	environmental concerns and regulations;

•	product imbalances (affecting the level of trading activity);

•	developments in international trade, including refinery additions and closures;

•	port or canal congestion; and

•	speed of vessel operation.
In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up, include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing tanker fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations.  These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

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

As of March 17, 2016, all except six of our vessels were employed in either the spot market or in spot market-oriented tanker pools, such as the SLR2P, SPTP, SMRP or SHTP, which we refer to collectively as the Scorpio Group Pools and which are managed by companies, which are members of the Scorpio Group, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Group Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
Our ability to renew expiring charters or obtain new charters will depend on the prevailing market conditions at the time. If we are not able to obtain new charters in direct continuation with existing charters or upon taking delivery of a newly acquired vessel, or if new charters are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing charter terms, our revenues and profitability could be adversely affected.
An over-supply of tanker capacity may lead to a reduction in charter rates, vessel values, and profitability.
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. According to Drewry Shipping Consultants Ltd., or Drewry, as of February 1, 2016, the newbuilding order book, which extends to 2019 and beyond, equaled approximately 18% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.
In addition, product tankers may be "cleaned up" from "dirty/crude" trades and swapped back into the product tanker market which would increase the available product tanker tonnage which may affect the supply and demand balance for product tankers. This could have an adverse effect on our future performance, results of operations, cash flows and financial position.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, Gulf of Guinea and in the Gulf of Aden. Sea piracy incidents continue to occur, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
Changes in fuel, or bunkers, prices may adversely affect our profits.
Fuel, or bunkers, is typically the largest expense in our shipping operations for our vessels and changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may adversely affect the competitiveness of our business compared to other forms of transportation and reduce our profitability.
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
A shift in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.
A significant portion of our earnings are related to the oil industry.  A shift in the consumer demand from oil towards other energy resources such as wind energy, solar energy, or water energy will potentially affect the demand for our product tankers.  This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of refined oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our product tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We may be required to make significant investments in ballast water management which may have a material adverse effect on our future performance, results of operations, and financial position.
The International Convention for the Control and Management of Vessels' Ballast Water and Sediments, or the BWM Convention, aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships' ballast water and sediments. The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits.  To date, the BWM Convention has not been ratified. Once ratified, it is expected that ballast water treatment systems will be required to be installed on vessels at the first renewal survey following the entry into force of this convention. Please see our discussion of the International Maritime Organization in Item 4 of this annual report for further discussion on the BWM Convention. Investments in ballast water treatment equipment may have a material adverse effect on our future performance, results of operations, cash flows, financial condition and available cash.
An inability to effectively time investments in and divestments of vessels could prevent the implementation of our business strategy and negatively impact our results of operations and financial condition.
Our strategy is to own and operate a fleet large enough to provide global coverage, but no larger than what the demand for our services can support over a longer period by both contracting newbuildings and through acquisitions and disposals in the second-hand market. Our business is greatly influenced by the timing of investments and/or divestments and contracting of newbuildings. If we are unable able to identify the optimal timing of such investments, divestments or contracting of newbuildings in relation to the shipping value cycle due to capital restraints, this could have a material adverse effect on our competitive position, future performance, results of operations, cash flows and financial position.
If economic conditions throughout the world continue to be volatile, it could impede our operations.
Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including the effects of lower oil prices, continuing turmoil and hostilities in the Middle East, North Africa, and other geographic areas and countries, continuing economic weakness in the European Union and softening growth in China. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. While the recent slow-down in China's economy has been without significant immediate impact on product tanker freight rates, an extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.
The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.
Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of GDP, which had a significant impact on shipping demand. According to the International Monetary Fund, the growth rate of China's GDP decreased to approximately 6.9% for the year ended December 31, 2015 and is expected to decrease to 6.3% for the year ended December 31, 2016, which is China's lowest growth rate for the past five years, and continues to remain below pre-2008 levels. While the recent slow-down in China's economy has been without significant immediate impact on product tanker freight rates, it is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends, if any, as well as our future prospects, may be materially adversely affected by a further economic downturn in any of these countries.
If we cannot meet our customers' quality and compliance requirements we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.
Customers, and in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, a continuous decrease in the quality concerning one or more vessels occurring over time. Moreover, continuous increasing requirements from oil industry constituents can further complicate our ability to meet the standards. Any noncompliance by us, either suddenly or over a period of time, on one or more vessels, or an increase in requirements by oil operators above and beyond what we delivers, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our business, results of operations, cash flows and financial condition, and our available cash.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the U.S. Clean Air Act, U.S. Clean Water Act, or the CWA and the U.S. Marine Transportation Security Act of 2002, European Union Regulation, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL including the designation of Emission Control Areas, or ECAs, thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the International Convention on Load Lines of 1966, as from time to time amended, or the LL Convention, the International Convention of Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Ship and Port Facility Security Code. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. For example, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, adopted by the UN International Maritime Organization in February 2004, calls for the phased introduction of mandatory reducing living organism limits in ballast water over time. In order to comply with these living organism limits, vessel owners may have to install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems. Adoption of the BWM Convention standards could have an adverse material impact on our business, financial condition and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems. In addition, the 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws. For example, in April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling.
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

The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, promulgated by the IMO under SOLAS. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports.

We operate tankers worldwide, and as a result, we are exposed to inherent operational and international risks, which may adversely affect our business and financial condition.

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, and interference with shipping routes (such as delay or rerouting), which may reduce our revenue or increase our expenses and also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.
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
Increased inspection procedures could increase costs and disrupt our business.
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
We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in North Korea, Russia, and the Middle East, including Iraq, Syria, Egypt, and North Africa, including Libya, and the presence of the United States and other armed forces in these regions may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Guinea off the coast of West Africa, and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our business, results of operations, cash flows, financial condition and available cash.
If our vessels call on ports located in countries that are subject to sanctions and embargos imposed by the U.S. or other governments, our reputation and the market for our securities may be adversely affected.

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
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action,” or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and E.U. would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.
On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016, which we refer to as Implementation Day, the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.
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
Maritime claimants could arrest or attach our vessels, which would have a negative effect on our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of money to have the arrest lifted, which would have a negative effect on our cash flows.
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
RISKS RELATED TO OUR COMPANY
Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

As of March 17, 2016, we were party to newbuilding contracts with HMD, DHSC, and SSME for the construction of 12 newbuilding vessels, of which four are expected to be delivered to us to us during 2016 (one per quarter) and eight vessels are expected to be delivered to us during 2017. As of the same date, we have made total yard payments with respect to these vessels in the amount of $172.6 million. We are obligated to pay remaining yard installments in the amount of $318.9 million before we take possession of all of these vessels. If we fail to make any or all of these installment payments, we may not take delivery of these vessels and we may forfeit all or a portion of the down payments we have already made under such contracts, and we may be sued for, among other things, any outstanding balances we are obligated to pay and other damages.
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
In addition, in the event that any or all of HMD, DHSC, or SSME do not perform under their contracts and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows. Please also see “-We are subject to certain risks with respect to our counterparties on contracts, including our chartering arrangements and newbuilding contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.”
We cannot assure you that our internal controls and procedures over financial reporting will be sufficient.
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal controls over financial reporting. If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements. We will continue to evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis.
We may have difficulty managing our planned growth properly.
We may continue to grow by expanding our operations and adding to our fleet. Our future growth will primarily depend upon a number of factors, some of which may not be within our control, including our ability to effectively identify, purchase, finance, develop and integrate any tankers or businesses. Furthermore, the number of employees that perform services for us and our current operating and financial systems may not be adequate as we expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), both of which could lower our available cash. If any such events occur, our business, financial condition and results of operations may be adversely affected and the amount of cash available for distribution as dividends to our shareholders may be reduced.
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
Under time charter agreements, the charterer is responsible for voyage costs and the owner is responsible for the vessel operating costs. We currently have six vessels on long-term time charter-out agreements (with initial terms of one year or greater) and 11 vessels on time or bareboat charter-in agreements. When our owned vessels are employed under one of the Scorpio Group Pools, the pool is responsible for voyage expenses and we are responsible for vessel costs. As of March 17, 2016, 72 of our owned vessels and all of our time or bareboat chartered-in vessels were employed through the Scorpio Group Pools. When our vessels operate in the spot market, we are responsible for both voyage expenses and vessel operating costs. We did not have any vessels operating directly in the spot market as of March 17, 2016. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Further, if our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash. Please see “-We will be required to make additional capital expenditures to expand the number of vessels in our fleet and to maintain all our vessels, which will be dependent on additional financing.”
We will be required to make additional capital expenditures to expand the number of vessels in our fleet and to maintain all our vessels.
Our business strategy is based in part upon the expansion of our fleet through the purchase of additional vessels. If we are unable to fulfill our obligations under any memorandum of agreement for future vessel acquisitions, the sellers of such vessels may be permitted to terminate such contracts and we may forfeit all or a portion of the down payments we have already made under such contracts, and we may be sued for, among other things, any outstanding balances we are obligated to pay and other damages.
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
If we do not generate or reserve enough cash flow from operations to pay for our capital expenditures, we may need to incur additional indebtedness or enter into alternative financing arrangements, which may be on terms that are unfavorable to us. If we are unable to fund our obligations or to secure financing, it would have a material adverse effect on our results of operations.
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

We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the year ended December 31, 2015, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss, however we recorded a $2.1 million loss as a result of the sale of STI Highlander, which was sold in October 2015. For the year ended December 31, 2014, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss, however we did record a $3.9 million write-down resulting from the designation of STI Heritage and STI Harmony as held for sale and an additional $0.1 million write-down on Venice. Venice was sold in March 2015 and STI Harmony and STI Heritage were sold in April 2015. We cannot assure you that there will not be further impairments in future years. Any additional impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our securities.
Please see “-Declines in charter rates and other market deterioration could cause us to incur impairment charges” and “Item 5. Operating and Financial Review and Prospects-Critical Accounting Policies-Vessel Impairment.”
The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future debt facilities and we may incur a loss if we sell vessels following a decline in their market value.
The fair market values of our vessels have generally experienced high volatility. The fair market values for tankers declined significantly from historically high levels reached in 2008, and remain at relatively low levels. Such prices may fluctuate depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other tanker companies, cost of newbuildings, applicable governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market values of our vessels declines, or declines further, the amount of funds we may draw down under our secured credit facilities may be limited and we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders and our subsidiaries may not be able to make distributions to us. The prepayment of certain debt facilities may be necessary to cause us to maintain compliance with certain covenants in the event that the value of the vessels falls below certain levels. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet.
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
For further information, please see “Item 5. Operating and Financial Review and Prospects.”
If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our financial condition and our ability to expand our business.
The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive, in an industry that is capital intensive and highly fragmented. Demand for transportation of oil and oil products has declined, and could continue to decline, which could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies.
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
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to occur between 2036 and 2041, depending on the vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition, and available cash per share would be adversely affected. Any funds set aside for vessel replacement will reduce available cash.
Our ability to obtain additional financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.
The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operations and our ability to implement our business strategy.
We cannot guarantee that our Board of Directors will declare dividends.
Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our organizational documents and applicable law.  Our Board of Directors makes determinations regarding the payment of dividends in its sole discretion, and there is no guarantee that we will continue to pay dividends in the future.
In addition, the markets in which we operate our vessels are volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. We may also incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. If additional financing is not available to us on acceptable terms, our Board of Directors may determine to finance or refinance asset acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends.
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

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States federal income tax consequences and incur certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to United States federal income tax at the then prevailing rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares. See “Taxation-Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.
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
We are subject to certain risks with respect to our counterparties on contracts, including, without limitation, our vessel employment arrangements and newbuilding contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered into, and may enter in the future, various contracts, including, without limitation, charter and pooling agreements relating to the employment of our vessels, newbuilding contracts, debt facilities, and other agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty.
In addition, with respect to our charter arrangements, in depressed market conditions, our charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends on our common shares and interest on our debt securities and comply with covenants in our credit facilities.
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
Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
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
Our technical and commercial managers are members of the Scorpio Group, which is owned and controlled by the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members. In addition, all of our executive officers serve in similar management positions in certain other companies within the Scorpio Group. These relationships may create conflicts of interest in matters involving or affecting us and our customers, including in the chartering, purchase, sale and operation of the vessels in our fleet versus vessels managed by other members of the Scorpio Group. Conflicts of interest may arise between us, on the one hand, and our commercial and technical managers, on the other hand. As a result of these conflicts, our commercial and technical managers, who have limited contractual duties, may favor their own or other owner’s interests over our interests. These conflicts may have unfavorable results for us.
Our founder, Chairman and Chief Executive Officer and Vice President have affiliations with our administrator and commercial and technical managers which may create conflicts of interest.

Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members of the Lolli-Ghetti family, which owns and controls our administrator and commercial and technical managers. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our administrator and/or commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of the date of this annual report, our commercial and technical managers provide commercial and technical management services to approximately 100 and 44 vessels respectively, other than the vessels in our fleet, that are owned, operated or managed by entities affiliated with Mr. Lauro, and such entities may acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations.
Certain of our officers do not devote all of their time to our business, which may hinder our ability to operate successfully.

Certain of our officers participate in business activities not associated with us, and as a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of other companies which they may be affiliated, including other companies within the Scorpio Group. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
Borrowing under our debt facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our debt facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as seeking to raise additional capital, refinancing or restructuring our debt, selling tankers, or reducing or delaying capital investments. However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations.
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
Our debt agreements contain restrictive and financial covenants which may limit our ability to conduct certain activities, and further, we may be unable to comply with such covenants, which could result in a default under the terms of such agreements.
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

In addition, our secured credit facilities require us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our fleet. Should our charter rates or vessel values materially decline in the future, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so or amend these requirements. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities and could result in a default under our credit facilities. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets. Moreover, in connection with any waivers or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, repurchase our common shares, make capital expenditures, or incur additional indebtedness.
Furthermore, our debt agreements contain cross-default provisions that may be triggered if we default under the terms of any one of our financing agreements. In the event of default by us under one of our debt agreements, the lenders under our other debt agreements could determine that we are in default under such other financing agreements. Such cross defaults could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including our vessels, even if we were to subsequently cure such default. In the event of such acceleration or foreclosure, we might not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, results of operations and financial condition.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands pursuant to the BCA on July 1, 2009. We provide seaborne transportation of refined petroleum products worldwide. We began our operations in October 2009 with three vessels and in April 2010, we completed our initial public offering and commenced trading on the New York Stock Exchange, or NYSE, under the symbol “STNG.” We have since expanded our fleet and as of March 17, 2016, our fleet consisted of 78 wholly owned tankers (18 LR2 tankers, 14 Handymax tankers and 46 MR tankers) with a weighted average age of approximately 1.5 years, and 11 time chartered-in tankers which we operate (three LR2 tankers, one LR1 tanker, four MR tankers and three Handymax tankers), which we refer to collectively as our Operating Fleet. In addition, we currently have contracts for the construction of 12 newbuilding product tankers (eight MR tankers and four LR2 tankers), which we refer to as our Newbuilding Program. Of the vessels in our Newbuilding Program, four LR2s are expected to be delivered to us in the first, second, third and fourth quarters of 2016 and the eight MRs are expected to be delivered to us during 2017. We have also reached an agreement to sell four 2014 built MR product tankers for aggregate proceeds of $133.2 million. These sales are expected to close by June 2016.
Our principal executive offices are located at 9, Boulevard Charles III, Monaco 98000 and our telephone number at that address is +377-9798-5716.

Fleet Development
For information regarding the development of our fleet, including vessel acquisitions and dispositions and the status of our Newbuilding Program, please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures-Vessel Acquisitions and Dispositions.”
2015 Sale of Investment in Dorian LPG Ltd.
In July 2015, we sold our ownership interest in Dorian LPG Ltd., or "Dorian", to two unrelated third parties for aggregate net proceeds of $142.4 million. As a result of these sales, we recognized a gain of $1.2 million during the year ended December 31, 2015. The shares representing our ownership interest were sold pursuant to an effective resale registration statement filed by Dorian on July 8, 2015. For additional information regarding the history of our investment in Dorian and related accounting treatment, please see Note 8 to our Consolidated Financial Statements included herein.

Other Recent Developments
Credit Facilities
Upsizing of ING Credit Facility
In March 2016, we amended and restated our $87.0 million credit facility with ING Bank N.V. to increase the borrowing capacity to $132.5 million. The facility bears interest at LIBOR plus a margin of 1.95% per annum, and the proceeds from the increased borrowing capacity are expected to be used to partially finance the purchase of STI Lombard (currently bareboat chartered-in) and refinance the existing indebtedness on an MR product tanker (2015-built).

The following activity relating to our secured credit facilities has taken place during the period from January 1, 2016 through March 17, 2016:

		Drawdown amount
	Credit Facility	(in millions of U.S. dollars)	Drawdown date	Collateral
1	BNP Paribas Credit Facility	$17.3	February 2016	STI Battery	(1)
2	ING Credit Facility	26.0	March 2016	STI Grace	(2)

(1) We refinanced the outstanding indebtedness related to the STI Battery by repaying $18.2 million into our 2013 Credit Facility in January 2016 and drawing down $17.25 million from our BNP Paribas Credit Facility in February 2016.
(2) In March 2016, we drew down $26.0 million on our ING Credit Facility to partially finance the delivery of STI Grace, which is scheduled to occur on March 18, 2016.

Dividend Declaration

On February 25, 2016, our Board of Directors declared a quarterly cash dividend of $0.125 per share, payable on March 30, 2016 to all shareholders of record as of March 10, 2016.

Convertible Senior Notes due 2019
Effective as of March 10, 2016, we adjusted the conversion rate of our Convertible Senior Notes due 2019, or the Convertible Notes, to reflect the payment of a cash dividend of $0.125 on our common shares. The new conversion rate for the Convertible Notes is 90.5311 common shares per $1,000 principal amount of the Convertible Notes, representing an increase of the prior conversion rate of 1.8521 common shares for each $1,000 principal amount of the Convertible Notes.

$250 Million Securities Repurchase Program
In May 2015, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of our common stock and bonds, which currently consist of our (i) Convertible Senior Notes Due 2019, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014. This program replaces our stock buyback program that was previously announced in July 2014 and was terminated in conjunction with this new repurchase program.
Since January 1, 2016 through the date of this report, we have acquired an aggregate of 2,299,606 of our common shares that are being held as treasury shares at an average price of $5.96 per share.
We have $164.5 million remaining under our Securities Repurchase Program as of March 17, 2016. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate by us, but are not obligated under the terms of the program to repurchase any securities.
B. Business Overview
We provide seaborne transportation of refined petroleum products and crude oil worldwide. As of March 17, 2016, our fleet consisted of 78 wholly owned tankers (18 LR2 tankers, 14 Handymax tankers and 46 MR tankers) with a weighted average age of approximately 1.5 years, and 11 time chartered-in tankers which we operate (three Handymax tankers, four MR tankers, one LR1 tanker and three LR2 tankers), which we refer to collectively as our Operating Fleet. In addition, we currently have contracts for the construction of 12 newbuilding product tankers (eight MR tankers and four LR2 tankers), which we refer to as our Newbuilding Program. Of the vessels in our Newbuilding Program, the four LR2s are expected to be delivered to us in the first, second, third and fourth quarters of 2016, and the eight MRs are expected to be delivered to us during 2017. We have also reached an agreement to sell four 2014 built MR product tankers for aggregate proceeds of $133.2 million. These sales are expected to close by June 2016.
The following table sets forth certain information regarding our fleet as of March 17, 2016:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Brixton	2014	38,000	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,000	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,000	1A	Time Charter (5)	Handymax
4	STI Hackney	2014	38,000	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,000	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,000	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,000	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,000	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,000	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,000	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,000	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,000	1A	Time Charter (5)	Handymax
13	STI Hammersmith	2015	38,000	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,000	1A	SHTP (1)	Handymax
15	STI Amber	2012	52,000	—	SMRP(2)	MR
16	STI Topaz	2012	52,000	—	SMRP(2)	MR
17	STI Ruby	2012	52,000	—	SMRP(2)	MR
18	STI Garnet	2012	52,000	—	SMRP(2)	MR
19	STI Onyx	2012	52,000	—	SMRP(2)	MR
20	STI Sapphire	2013	52,000	—	SMRP(2)	MR
21	STI Emerald	2013	52,000	—	SMRP(2)	MR

22	STI Beryl	2013	52,000	—	SMRP(2)	MR
23	STI Le Rocher	2013	52,000	—	SMRP(2)	MR
24	STI Larvotto	2013	52,000	—	SMRP(2)	MR
25	STI Fontvieille	2013	52,000	—	SMRP(2)	MR
26	STI Ville	2013	52,000	—	SMRP(2)	MR
27	STI Duchessa	2014	52,000	—	SMRP(2)	MR
28	STI Opera	2014	52,000	—	SMRP(2)	MR
29	STI Texas City	2014	52,000	—	Time Charter (6)	MR
30	STI Meraux	2014	52,000	—	SMRP(2)	MR
31	STI Chelsea	2014	52,000	—	SMRP(2)	MR
32	STI San Antonio	2014	52,000	—	SMRP(2)	MR
33	STI Venere	2014	52,000	—	SMRP(2)	MR
34	STI Virtus	2014	52,000	—	SMRP(2)	MR
35	STI Powai	2014	52,000	—	SMRP(2)	MR
36	STI Aqua	2014	52,000	—	SMRP(2)	MR
37	STI Dama	2014	52,000	—	SMRP(2)	MR
38	STI Olivia	2014	52,000	—	SMRP(2)	MR
39	STI Mythos	2014	52,000	—	SMRP(2)	MR
40	STI Benicia	2014	52,000	—	SMRP(2)	MR
41	STI Regina	2014	52,000	—	SMRP(2)	MR
42	STI St. Charles	2014	52,000	—	SMRP(2)	MR
43	STI Mayfair	2014	52,000	—	SMRP(2)	MR
44	STI Yorkville	2014	52,000	—	SMRP(2)	MR
45	STI Milwaukee	2014	52,000	—	SMRP(2)	MR
46	STI Battery	2014	52,000	—	SMRP(2)	MR
47	STI Soho	2014	52,000	—	SMRP(2)	MR
48	STI Memphis	2014	52,000		SMRP(2)	MR
49	STI Tribeca	2015	52,000	—	SMRP(2)	MR
50	STI Gramercy	2015	52,000	—	SMRP(2)	MR
51	STI Bronx	2015	52,000	—	SMRP(2)	MR
52	STI Pontiac	2015	52,000	—	SMRP(2)	MR
53	STI Manhattan	2015	52,000	—	SMRP(2)	MR
54	STI Queens	2015	52,000	—	SMRP(2)	MR
55	STI Osceola	2015	52,000	—	SMRP(2)	MR
56	STI Notting Hill	2015	52,000	1B	Time Charter (7)	MR
57	STI Seneca	2015	52,000	—	SMRP(2)	MR
58	STI Westminster	2015	52,000	1B	Time Charter (7)	MR
59	STI Brooklyn	2015	52,000	—	SMRP(2)	MR
60	STI Black Hawk	2015	52,000	—	SMRP(2)	MR
61	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
62	STI Madison	2014	109,999	—	SLR2P (4)	LR2
63	STI Park	2014	109,999	—	SLR2P (4)	LR2
64	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
65	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
66	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
67	STI Condotti	2014	109,999	—	SLR2P (4)	LR2

68	STI Rose	2015		109,999	—	Time Charter (8)	LR2
69	STI Veneto	2015		109,999	—	SLR2P (4)	LR2
70	STI Alexis	2015		109,999	—	SLR2P (4)	LR2
71	STI Winnie	2015		109,999	—	SLR2P (4)	LR2
72	STI Oxford	2015		109,999	—	SLR2P (4)	LR2
73	STI Lauren	2015		109,999	—	SLR2P (4)	LR2
74	STI Connaught	2015		109,999	—	SLR2P (4)	LR2
75	STI Spiga	2015		109,999	—	SLR2P (4)	LR2
76	STI Savile Row	2015		109,999	—	SLR2P (4)	LR2
77	STI Kingsway	2015		109,999	—	SLR2P (4)	LR2
78	STI Carnaby	2015		109,999	—	SLR2P (4)	LR2

	Total owned DWT			4,903,982

	Vessel Name	Year Built		DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (9)
	Time chartered-in vessels
79	Kraslava	2007		37,258	1B	SHTP (1)	Handymax	$14,150	18-May-16
80	Krisjanis Valdemars	2007		37,266	1B	SHTP (1)	Handymax	$14,150	01-May-16
81	Iver Prosperity	2007		37,412	—	SHTP (1)	Handymax	$13,500	03-Apr-16
82	Miss Mariarosaria	2011		47,499	—	SMRP(2)	MR	$15,250	26-May-16	(10)
83	Vukovar	2015		49,990	—	SMRP(2)	MR	$17,034	01-May-18
84	Targale	2007		49,999	—	SMRP(2)	MR	$15,200	17-May-16	(11)
85	Gan-Trust	2013		51,561	—	SMRP(2)	MR	$17,500	06-Jan-17	(12)
86	Hellespont Progress	2006		73,728	—	SPTP (3)	LR1	$16,250	18-Mar-17	(13)
87	Densa Crocodile	2015		105,408	—	SLR2P (4)	LR2	$22,600	07-Feb-17	(14)
88	Densa Alligator	2013		105,708	—	SLR2P (4)	LR2	$24,875	17-Sep-16	(15)
89	STI Lombard	2015		109,999	—	SLR2P (4)	LR2	$10,000	03-May-16	(16)

	Total time chartered-in DWT			705,828

	Newbuildings currently under construction
	Vessel Name	Yard		DWT		Vessel type
90	Hull 2601 - TBN STI Galata	HMD	(17)	52,000		MR
91	Hull 2602 - TBN STI Taskim	HMD	(17)	52,000		MR
92	Hull 2603 - TBN STI Leblon	HMD	(17)	52,000		MR
93	Hull 2604 - TBN STI La Boca	HMD	(17)	52,000		MR
94	Hull 2605 - TBN STI San Telmo	HMD	(17)	52,000		MR
95	Hull 2606 - TBN STI Jurere	HMD	(17)	52,000		MR
96	Hull 2607 - TBN STI Esles II	HMD	(17)	52,000		MR
97	Hull 2608 - TBN STI Jardins	HMD	(17)	52,000		MR
98	Hull S3120 - TBN STI Selatar	SSME	(18)	109,999		LR2
99	Hull S3121 - TBN STI Rambla	SSME	(18)	109,999		LR2
100	Hull 5003 - TBN STI Grace	DHSC	(19)	109,999		LR2
101	Hull 5004 - TBN STI Jermyn	DHSC	(19)	109,999		LR2

Total newbuilding product tankers DWT	855,996

Total Fleet DWT	6,465,806

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.

(2)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.

(3)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.

(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.

(5)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.

(6)
This vessel is currently time chartered-out to an unrelated third party for two years and the agreement expires at the end of March 2016. The agreement also contains a 50% profit sharing provision whereby we split all of the vessel's profits above the daily base rate with the charterer. Upon expiration of this time charter agreement, this vessel is expected to join the SMRP.

(7)	This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.

(8)	This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.

(9)	Redelivery from the charterer is plus or minus 30 days from the expiry date.

(10)	We have an option to extend the charter for an additional year at $16,350 per day.

(11)	We have an option to extend the charter for an additional year at $16,200 per day.

(12)	In October 2015, we extended the charter for an additional year at $17,500 per day effective January 2016. We have an option to extend the charter for an additional year at $18,000 per day.

(13)	In February 2016, we extended the charter for an additional year at $17,250 per day effective March 2016.

(14)
In November 2015, we declared an option to extend the charter for an additional year at $22,600 per day effective February 2016. We have entered into an agreement with a third-party whereby we split all of the vessel's profits and losses above or below the daily base rate.

(15)	We have an option to extend the charter for an additional year at $26,925 per day.

(16)
This vessel was delivered in August 2015 under a bareboat charter-in agreement for $10,000 per day for up to nine months. We are obligated to take ownership of the vessel, and pay the remaining 90% of the contract price, at the conclusion of the bareboat charter (or at any point prior, at our discretion).

(17)	These newbuilding vessels are being constructed at HMD. All eight vessels are expected to be delivered to us during 2017.

(18)	These newbuilding vessels are being constructed at SSME. One vessel is expected to be delivered in the third quarter of 2016 and one in the fourth quarter of 2016.

(19)	These newbuilding vessels are being constructed at DHSC. One vessel is expected to be delivered in the first quarter of 2016 and one in the second quarter of 2016

Chartering Strategy

Generally, we operate our vessels in commercial pools on time charters or in the spot market.
Commercial Pools

To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. As of March 17, 2016, 83 of the vessels in our Operating Fleet operate in one of the Scorpio Group Pools. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.
Time Charters

Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. In the future, we may opportunistically look to enter our vessels into time charter contracts. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit if the spot market increases. As of the date of this annual report, six of the vessels in our Operating Fleet are operating under long-term time charters (with initial terms of one year or greater).
Spot Market

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but may enable us to capture increased profit margins during periods of improvements in tanker rates. As of March 17, 2016, none of the vessels in our Operating Fleet were operating directly in the spot market.
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
SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Group Pools. When our vessels are operating in one of the Scorpio Group Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our Panamax/LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture.  These are the same fees that SCM charges other vessel owners in these pools, including third-party owned vessels. For commercial management of our vessels that are not operating in any of the Scorpio Group Pools, we pay SCM a fee of $250 per vessel per day for each Panamax, LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.
SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We currently pay SSM $685 per vessel per day to provide technical management services for each of our vessels. This fee is based on contracted rates that were the same as those charged to other, third party vessels managed by SSM at the time the management agreements were entered into.
During 2015, we paid a $0.5 million termination fee due under the vessel's commercial management fee agreement with SCM and $0.5 million termination fee due under the vessel's technical management fee agreement with SSM as a result of the sale of STI Highlander.
Administrative Services Agreement

We have an Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, or our Administrator, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party of us. We reimburse our current Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. The services provided to us by our Administrator may be sub-contracted to other entities within the Scorpio Group.
We also pay our Administrator a fee for arranging vessel purchases and sales for us, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. For the year ended December 31, 2015, we paid our Administrator $12.6 million in aggregate in connection with our purchase and taking delivery of 29 vessels and our sale of four vessels. We believe this 1% fee on purchases and sales is customary in the tanker industry.
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

Oil Tanker Demand

In broad terms, demand for oil products traded by sea is principally affected by world and regional economic conditions, as well as other factors such as changes in the location of productive capacity, and variations in regional prices. Demand for shipping capacity is a product of the physical quantity of the cargo (measured, depending on the cargo in terms of tons or cubic metrics) together with the distance the cargo is carried. Demand cycles move broadly in line with developments in global economy, with demand for products slowing significantly in the period immediately after the onset of the global economic downturn in late 2008, before recovering gradually from 2011 onwards with the general improvement in the economic climate.
In 2015, 3.2 billion tons of crude oil, products and vegetable oils / chemicals were moved by sea. Of this, crude shipments constituted 2.1 billion tons of cargo, products 0.9 billion tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products.

World Seaborne Tanker Trade

	Crude Oil		Products		Veg Oils/ Chemicals		Total
Year	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y

2000	1,764		498		111		2,372
2001	1,818	3.1%	496	-0.4%	114	3.0%	2,428	2.3%
2002	1,828	0.5%	514	3.6%	122	7.0%	2,463	1.5%
2003	1,937	6.0%	524	1.9%	129	5.9%	2,590	5.1%
2004	2,043	5.5%	571	9.0%	141	9.5%	2,755	6.4%
2005	2,076	1.6%	618	8.2%	156	10.5%	2,850	3.4%
2006	2,086	0.5%	648	4.9%	166	6.5%	2,900	1.8%
2007	2,102	0.8%	695	7.3%	170	2.5%	2,967	2.3%
2008	2,111	0.4%	745	7.2%	169	-0.6%	3,025	2.0%
2009	2,025	-4.1%	733	-1.6%	178	5.4%	2,936	-2.9%
2010	2,066	2.0%	791	7.9%	189	6.2%	3,046	3.7%
2011	2,032	-1.6%	842	6.4%	194	2.6%	3,068	0.7%
2012	2,075	2.1%	849	0.8%	202	4.2%	3,126	1.9%
2013	2,011	-3.1%	881	3.8%	211	4.1%	3,103	-0.8%
2014	2,028	0.8%	883	0.2%	215	2.1%	3,126	0.8%
2015 (1)	2,085	2.8%	905	2.5%	224	4.2%	3,214	2.8%

CAGR (2010-2015)	0.2%		2.7%		3.4%		1.1%
CAGR (2005-2015)	0.0%		3.9%		3.7%		1.2%

(1) Provisional assessment

Source: Drewry

The volume of oil moved by sea was affected by economic recession in 2008 and 2009, but since then renewed growth in the world economy and in oil demand has had a positive impact on seaborne trade. Oil demand has benefited from economic growth in Asia, especially in China, where oil consumption increased by compound average growth rate (CAGR) of 5.4% to 11.2 million barrels per day (mbpd) between 2005 and 2015. Despite the recent slow-down in the Chinese economy, per capita oil consumption in developing countries such as China and India is low in comparison with the developed world, and this provides scope for higher oil consumption in these economies. Conversely, oil consumption in developed OECD economies has been in decline for much of the last decade, although provisional data for the United States (U.S.) and some European countries indicates that this trend was reversed in 2015. This was almost certainly due to the positive impact of lower oil prices on demand for products such as gasoline.

World Oil Consumption: 1990-2015
(Million bpd)
Source: Drewry

Provisional data for 2015 suggests that world oil demand was 94.5 million bpd, an increase of 1.8% on 2014, and between 2005 and 2015, world oil demand grew by a CAGR of 1.2%.

Oil Product Exports & Imports

In the U.S. as a result of the development of shale oil deposits, domestic crude oil production increased by a CAGR of 10.6% between 2008 and 2015 to reach just in excess of 9.0 million bpd. Horizontal drilling and hydraulic fracturing have triggered a shale oil revolution and rising crude oil production also ensured the availability of cheaper feedstocks to local refineries. As a result, the U.S. has become a major net exporter of products (see chart below).

Oil Product Exports - Major Growth Regions
(Million Bpd)

Source: Drewry

In a short span of time, the U.S. has become the largest exporter of refined products in the world, with supplies from U.S. Gulf Coast terminals heading to most parts of the globe. By way of illustration, U.S. product exports to South America were close to 5 million tons in 2005, but owing to strong import demand and the growth in U.S products availability, exports rose to in excess of 40 million tons in 2015. Most of these exports were carried by MR product tankers which have proved to be the mainstay of export shipping capacity.

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2006 and 2015 total OECD refining throughput declined by 6.6%, largely as a result of cutbacks in Europe. On the other hand, throughput in the Americas in the same period was up, rising from 18.5 to 19.2 million bpd. In 2015 OECD countries accounted for 47.1% of global refinery throughput.

Asia (excluding China) and the Middle East added over 0.6 million bpd of export-oriented refinery capacity in 2014. In 2015 the Middle East added a further 0.4 million bpd of new capacity and a further 0.2 million bpd came on stream in Asia. As a result of these developments countries such as India have become major exporters of products.

Export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have prompted longer-haul shipments to cater for product demand.

Oil Product Imports - Major Growth Regions
(Million bpd)

Source: Drewry

Current Tanker Fleet

Crude oil is transported in uncoated vessels, which range upwards in size from 55,000 dwt. Products are carried in coated and uncoated ships and include commodities such as fuel oil and vacuum gas oil (often referred to as “dirty products”), gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as “clean products”). In addition, some product tankers are also able to carry bulk liquid chemicals and edible oils and fats if they have the appropriate International Maritime Organization (IMO) certification. These vessels are classified as product/chemical tankers and as such they represent a swing element in supply, having the ability to move between trades depending on market conditions. Clean petroleum products are therefore carried by non-IMO product tankers and IMO certified product/chemical tankers. IMO tankers will also carry, depending on their tank coatings, a range of other products including organic and inorganic bulk liquid chemicals, vegetable oils and animal fats and special products such as molasses.

As of February 29, 2016, the total oil tanker fleet (crude, products and product/chemical tankers) consisted of 4,372 ships with a combined capacity of 493.1 million dwt.

The Oil Tanker Fleet - February 29, 2016

Vessel Type	Deadweight Tons	Number of	% of Fleet	Capacity	% of Fleet
	(DWT)	Vessels		(M DWT )

Crude Tankers
VLCC/ULCC	200,000+	658	33.8	202.5	56.6
Suezmax	120-199,999	487	25.1	75.6	21.1
Aframax	80-119,999	676	34.8	72.7	20.3
Panamax	55-79,999	87	4.5	6.0	1.7
Handymax	10-54,999	36	1.9	0.8	0.2
Total Crude Fleet		1,944	100.0	357.6	100.0

Product Tankers (1)
Long Range 2 (LR2)	80,000+	307	12.6	34.0	25.1
Long Range 1 (LR1)	55-79,999	330	13.6	24.1	17.8
Medium Range 2 (MR2)	40-54,999	1,538	63.3	71.4	52.7
Medium Range 1 (MR1)	25-39,999	123	5.1	4.1	3.0
Handy	10-24,999	130	5.4	1.9	1.4
Total Product Fleet		2,428	100.0	135.5	100.0

Total Fleet
VLCC/ULCC	200,000+	658	15.1	202.5	41.1
Suezmax	120-199,999	487	11.1	75.6	15.3
Aframax	80-119,999	983	22.5	106.7	21.6
Panamax	55-79,999	417	9.5	30.1	6.1
Handy/Handymax	10-54,999	1,827	41.8	78.2	15.9
Total Tanker Fleet		4,372	100.0	493.1	100.0

(1)	Includes product and product/chemical tankers, excludes chemical tankers

Source: Drewry

The world product tanker fleet as February 29, 2016 consisted of 2,428 ships with a combined capacity of 135.5 million dwt. The breakdown of the fleet by type (product and product/chemical) and by size together with the orderbook for newbuilding tankers as of February 29, 2016, is illustrated in the table below.

The World Product Tanker Fleet(1) & Orderbook - February 29, 2016

Total Product Fleet								Scheduled Year of Delivery
	Deadweight Tons (Dwt)	Existing Fleet		Orderbook		% Fleet		2016		2017		2018		2019+
Vessel Size		No	M dwt	No	M Dwt	No	Dwt	No	M Dwt	No	M Dwt	No	M Dwt	No	M Dwt
Long Range 2 (LR2)	80,000+	307	34.0	78	8.8	25.4	25.9	40	4.6	33	3.7	5	0.6	—	—
Long Range 1 (LR1)	55-79,999	330	24.1	63	4.6	19.1	19.2	29	2.1	27	2.0	7	0.5	—	—
Medium Range 2 (MR2)	37-54,999	1,538	71.4	209	10.2	13.6	14.3	108	5.3	71	3.4	18	0.9	12	0.6
Medium Range 1 (MR1)	25-36,999	123	4.1	10	0.3	8.1	7.7	2	0.1	5	0.1	1	—	2	0.1
Handy	10-24,999	130	1.9	24	0.4	18.5	21.8	9	0.2	9	0.2	6	0.1	—	—
Total		2,428	135.5	384	24.3	15.8	18.0	188	12.2	145	9.4	37	2.1	14	0.7

Of Which:
Product Tankers	Deadweight Tons (Dwt)	Existing Fleet		Orderbook		% Fleet		2016		2017		2018		2019+
		No	M dwt	No	M Dwt	No	Dwt	No	M Dwt	No	M Dwt	No	M Dwt	No	M Dwt
Long Range 2 (LR2)	80,000+	302	33.5	78	8.8	25.8	26.3	40	4.6	33	3.7	5	0.6	0	0.0
Long Range 1 (LRI)	55-79,999	301	22.1	59	4.4	19.6	19.8	25	1.9	27	2.0	7	0.5	0	0.0
Medium Range 2 (MR2)	37-54,999	487	22.5	17	0.8	3.5	3.7	10	0.5	2	0.1	1	0.1	4	0.2
Medium Range 1 (MR1)	25-36,999	80	2.6	5	0.2	6.3	6.2	2	0.1	3	0.1	0	0.0	0	0.0
Handy	10-24,999	129	1.9	11	0.2	8.5	10.4	1	0.0	8	0.1	2	0.0	0	0.0
Total		1,299	82.6	170	14.3	13.1	17.4	78	7.0	73	6.0	15	1.2	4	0.2

Product/Chemical	Deadweight Tons (Dwt)	Existing Fleet		Orderbook		% Fleet		2016		2017		2018		2019+
		No	M dwt	No	M Dwt	No	Dwt	No	M Dwt	No	M Dwt	No	M Dwt	No	M Dwt
Long Range 2 (LR2)	80,000+	5	0.5	0	0.0	0.0	0.0	0	0.0	0	0.0	0	0.0	0	0.0
Long Range 1 (LRI)	55-79,999	29	2.0	4	0.3	13.8	12.9	4	0.3	0	0.0	0	0.0	0	0.0
Medium Range 2 (MR2)	37-54,999	1,051	48.9	192	9.4	18.3	19.1	98	4.8	69	3.3	17	0.9	8	0.4
Medium Range 1 (MR1)	25-36,999	43	1.5	5	0.2	11.6	10.3	0	0.0	2	0.1	1	0.0	2	0.1
Handy	10-24,999	1	—	13	0.2	nm	nm	8	0.1	1	0.0	4	0.1	0	0.0
Total		1,129	52.9	214	10.0	19.0	18.9	110	5.2	72	3.4	22	0.9	10	0.5
(1) Product and product/chemical tankers only, excludes pure chemical tankers
Source: Drewry

As of February 29, 2016, the world product tanker orderbook for all vessels above 10,000 dwt comprised 384 ships with a combined capacity of 24.3 million dwt, equivalent to 18.0% of the existing fleet. Based on the total orderbook and scheduled deliveries, approximately 12.2 million dwt is expected to be delivered in 2016; 9.4 million dwt in 2017 and 2.1 million dwt in 2018 and beyond. In recent years, however, the orderbook has been affected by the non-delivery of vessels (sometimes referred to as ‘‘slippage’’). Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while some was due to vessel cancellations. Slippage is likely to remain an issue going forward and, as such, it will have a moderating effect over product tanker fleet growth in 2016 and 2017.

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

Oil Tanker - Spot (TCE) Rates: 2000-2016
(US$/Day)

Year	Caribs	NW Europe	West Africa	AG
	USAC	NW Europe	Caribs/USES	Japan
	40-70,000 DWT	70-100,000 DWT	150-160,000 DWT	280-300,000 DWT

2000	28,375	40,375	40,950	52,450
2001	26,300	35,308	31,992	36,891
2002	16,567	22,800	19,325	21,667
2003	28,833	41,883	37,367	49,342
2004	42,158	55,408	64,792	95,258
2005	34,933	57,517	40,883	59,125
2006	28,792	47,067	40,142	51,142
2007	30,100	41,975	35,392	45,475
2008	36,992	56,408	52,650	89,300
2009	13,450	19,883	20,242	29,483
2010	17,950	27,825	19,658	40,408
2011	11,000	12,283	8,909	19,933
2012	15,245	9,625	10,517	17,617
2013	14,783	12,000	7,500	16,417
2014	18,217	33,075	21,200	24,892
2015	28,500	44,500	40,900	68,600
Feb-16	24,000	30,900	30,400	50,000

Source: Drewry

After a period of favorable market conditions between 2005 and 2008, demand for products fell as the world economy went into recession in the second half of 2008 and there was a negative impact on product tanker demand. With supply at the same time increasing at a fast pace, falling utilization levels pushed tanker freight rates downwards in 2009. A modest recovery took place in the early part of 2010, but this was short-lived and rates started to fall once more in mid-2012 and they remained weak until late 2013.

Freight rates in the tanker sector started to improve in the second half of 2014 as result of low growth in vessel supply and rising vessel demand. In the products sector a number of factors combined to push up rates, including:

•	Increased trade due to higher stocking activity and improved demand for oil products

•	Longer voyage distances because of refining capacity additions in Asia

•	Product tankers also carrying crude encouraged by firm freight rates for dirty tankers

•	Lower bunker prices contributing to higher net earnings

Oil Tanker Newbuilding Prices

Newbuilding prices increased significantly between 2003 and 2007 primarily as a result of increased tanker demand. Thereafter prices weakened in the face of a poor freight market and lower levels of new ordering. In late 2013, prices started to recover and they continued to edge up slowly during 2014 before falling by a small amount in late 2015 and early 2016. For most oil tanker sizes newbuilding prices are still below the peaks reported at the height of the market boom in 2008 and also below long term averages.

Oil Tankers: Newbuilding Prices: 2000-2016
(In millions of U.S. Dollars)

Year End	30,000	50,000	75,000	110,000	160,000	300,000
	DWT	DWT	DWT	DWT	DWT	DWT

2000	n/a	31.5	36.5	41.0	49.5	76.0
2001	n/a	27.0	33.5	38.0	47.0	72.0
2002	n/a	26.5	31.0	36.0	44.0	66.0
2003	28.5	30.5	34.5	40.0	52.0	73.0
2004	34.0	39.0	41.0	57.0	68.0	105.0
2005	37.5	42.0	43.0	59.0	71.0	120.0
2006	40.5	47.5	50.0	65.0	78.0	128.0
2007	46.0	54.0	64.0	78.0	90.0	146.0
2008	40.0	46.5	57.0	71.5	87.0	142.0
2009	31.0	36.0	42.5	52.0	62.0	101.0
2010	33.0	36.0	46.0	57.0	67.0	105.0
2011	31.5	36.0	44.0	52.8	61.7	99.0
2012	30.0	33.0	42.0	48.0	56.5	92.0
2013	31.0	35.0	43.0	51.5	59.0	93.5
2014	32.9	36.9	45.5	54.0	64.8	98.5
2015	32.0	36.0	45.0	52.0	63.0	94.0
Feb-16	32.0	35.0	44.0	51.0	63.0	93.0

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

The table below illustrates the movements of prices (expressed in US$ million) for secondhand oil tankers from 2000 to February 2016. In the last few months of 2013, prices for all modern tankers started to rise as a result of the rise in freight rates and more positive market sentiment and further gains were recorded in 2014 and 2015. However, as with newbuilding prices, in February 2016 secondhand prices for oil tankers were still below long-term averages.

Oil Tanker Secondhand Prices: 2000-2016
(In millions of U.S. Dollars)

Year End	30,000	45,000	75,000	95,000	150,000	300,000
	DWT	DWT	DWT	DWT	DWT	DWT
Age	5 Yrs	5 Yrs	5 Yrs	5 Yrs	5 Yrs	5 Yrs
2000	25.5	25.5	28.5	36.5	44.0	70.0
2001	25.0	25.0	25.5	34.5	41.5	63.0
2002	21.5	21.5	21.0	29.5	39.0	55.0
2003	29.5	29.5	24.0	37.0	47.0	70.0
2004	42.0	42.0	38.0	57.0	73.0	112.0
2005	45.5	45.5	39.0	58.0	75.0	110.0
2006	47.5	47.5	48.0	63.0	77.0	115.0
2007	52.0	52.0	59.0	68.5	91.5	130.0
2008	42.0	42.0	46.0	55.0	77.0	110.0
2009	24.0	24.0	32.5	38.0	53.0	77.5
2010	21.5	24.0	35.0	42.0	58.0	85.5
2011	22.5	27.0	32.0	33.5	45.5	58.0
2012	20.0	24.0	25.0	27.5	40.0	57.0
2013	21.0	29.0	31.0	32.0	42.0	60.0
2014	20.2	27.1	32.4	38.6	50.0	73.1
2015	20.0	27.0	36.0	46.0	60.0	80.0
Feb-16	20.0	27.0	34.0	45.0	57.0	75.0

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

International Maritime Organization

The IMO is the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.

In 2012, the IMO Marine Environment Protection Committee, or the MEPC, adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS.  These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.  As of January 1, 2016, amendments to Annex I, the IBC Code, requires that all chemical tankers must be fitted with approved stability instruments capable of verifying compliance with both intact and damage stability.

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

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls of sulfur emissions known as “Emission Control Areas,” or ECAs (see below).

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

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content of 0.10%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. On August 1, 2012, certain coastal areas of North America were designated ECAs and effective January 1, 2014, the applicable areas of the United States Caribbean Sea were designated ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Safety Management System Requirements

The IMO also adopted SOLAS and the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation for Maritime Claims was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.

Our operations are also subject to environmental standards and requirements contained in the ISM Code promulgated by the IMO under Chapter IX of SOLAS. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code. The failure of a ship-owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the CLC of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s personal fault and under the 1992 Protocol where the spill is caused by the shipowner’s personal act or omission by intentional or reckless conduct where the shipowner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

In addition, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM’s Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, the BWM Convention has not yet been ratified but proposals regarding implementation have recently been submitted to the IMO. Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date ‘existing’ vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. Furthermore, in October 2014, the MEPC met and adopted additional resolutions concerning the BWM Convention’s implementation. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternative measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such requirements on our operations.
The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the CERCLA, which applies to the discharge of hazardous substances (including certain forms of oil) whether on land or at sea. OPA and CERCLA both define “owner and operator” “in the case of a vessel, as any person owning, operating or chartering by demise, the vessel.” Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third-party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profits resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the United States Coast Guard, or the USCG, adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 for any double-hull tanker that is over 3,000 gross tons (subject to periodic adjustment for inflation), and our fleet is entirely composed of vessels of this size class. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable United States federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third-party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo or residue and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have provided such evidence and received certificates of financial responsibility from the USCG for each of our vessels that is required to have one.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on August 15, 2012, the United States Bureau of Safety and Environmental Enforcement, or the BSEE, issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

Through our P&I Club membership, we expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The CWA prohibits the discharge of oil, hazardous substances and ballast water in United States navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many in the United States that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than United States federal law.

The EPA and USCG have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering United States waters.

The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to comply with a Vessel General Permit, or VGP, authorizing ballast and bilge water discharges and other discharges incidental to the operation of vessels. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent at least 30 days before the vessel operates in United States waters. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record-keeping and reporting requirements to ensure the effluent limits are met. On March 28, 2013, the EPA re-issued the VGP for another five years, effective from December 19, 2013. The new VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in United States waters, more stringent requirements for exhaust gas scrubbers, and the use of environmentally acceptable lubricants.

In addition, under Section 401 of the CWA, the VGP must be certified by the state where the discharge is to take place. Certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

The USCG regulations intended to align with international maritime security standards, exempt from MTSA vessel security measures non- United States vessels provided that such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.
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

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remain in effect until the EPA issues a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.

The United States Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels will be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes will be equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas will be equipped with vapor recovery systems that satisfy these existing requirements.

Compliance with the EPA and the USCG regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering United States waters.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions for ships. As of January 1, 2013, all new ships must comply with two new sets of mandatory requirements to address greenhouse gas emissions from ships which were adopted by MEPC, in July 2011. Currently operating ships are required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The EU has indicated that it intends to propose an expansion of the existing EU emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012, the EU launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at EU ports from January 2018 collect and publish data on carbon dioxide emissions and other information. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period, from 2013 to 2020. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.
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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the United States Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism.

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

The USCG regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non United States vessels provided that such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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
Protection and Indemnity Insurance
Protection and indemnity (P&I) insurance is provided by mutual protection and indemnity associations, commonly referred to as P&I Clubs, and provides unlimited coverage, except for pollution which is capped as discussed below. P&I insurance covers our third-party liabilities in connection with our shipping activities. This includes liability and other related expenses resulting from injury, illness or death of crew, passengers and other third parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to third-party property including piers and other fixed or floating objects, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.

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
C. Organizational Structure
Please see Exhibit 8.1 to this annual report for a list of our current significant subsidiaries.
D. Property, Plants and Equipment
For a description of our fleet, see “Item 4. Information on the Company—B. Business Overview.”

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in Item 18. “Financial Statements.” You should also carefully read the following discussion with the sections of this annual report entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry,” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.
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

(3)	“Vessel operating costs” and "Charterhire expense" are defined below under “—Important Financial and Operational Terms and Concepts.”

(4)
“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.

As of March 17, 2016, all of our owned and time chartered-in vessels were operating in the Scorpio Group Pools except STI Texas City, STI Notting Hill, STI Westminster, STI Poplar, STI Pimlico and STI Rose. STI Texas City is on a two year time charter-out agreement expiring in March 2016, and STI Notting Hill, STI Westminster, STI Poplar, STI Pimlico and STI Rose are on three year time charter-out agreements that are scheduled to expire in the fourth quarter of 2018 and the first quarter of 2019.

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
Vessel operating costs. For our owned vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, spares and stores, lube oils, communication expenses, and technical management fees. The three largest components of our vessel operating costs are crewing, spares and stores and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.
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

Time charter equivalent (TCE) revenue or rates. We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our consolidated statements of income.
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
Our general and administrative expenses were affected by the fees we pay SCM and SSH for commercial management and administrative services respectively. SCM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer and our Vice President are members, provide commercial and administrative management services to us, respectively. We pay fees under our Master Agreement with SCM, for our vessels that operate both within and outside of the Scorpio Group Pools.  The fees charged to our vessels operating within the Scorpio Group Pools are identical to what SCM charges third-party owned vessels operating within the Scorpio Group Pools. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.
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
We generated revenue from spot voyages during the year ended December 31, 2015. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.
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

For the year ended December 31, 2015, we performed an assessment as described above. The results of this assessment are described as follows for the 80 vessels in our fleet (including STI Lombard, which is bareboat chartered-in under a finance lease agreement) and 12 vessels under construction at December 31, 2015:

•	50 vessels had fair values less costs to sell in excess of their carrying amount.

•
30 vessels had fair values less costs to sell less than their carrying amount which served as indicators of impairment. We performed a value in use calculation for each of these vessels which resulted in no impairment being recognized.

We did not obtain independent broker valuations for the 12 vessels under construction at December 31, 2015. In line with our policy we performed a value in use calculation where we estimated each vessels’ future cash flows based on a combination of the latest forecast time charter rates for the next three years (obtained from a third-party service provider), a growth rate of 3.0% in freight rates for each period thereafter, and our best estimate of vessel operating expenses and drydock costs, which also assume a growth rate of 3.0% in each succeeding year. These cash flows were then discounted to their present value using a discount rate of 8.54%. The value in use calculations were greater than the fair value less costs to sell in all instances. As a result of this testing, no impairment was recorded.
For the year ended December 31, 2014, we had 57 vessels in our fleet and 24 vessels under construction:

•	Three vessels were designated as held for sale and, in accordance with our accounting policy for vessels held for sale, were written down to their fair value less costs to sell.

•	36 vessels had fair values less costs to sell in excess of their carrying amount.

•
18 vessels had fair values less costs to sell less than their carrying amount which served as indicators of impairment. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

We did not obtain independent broker valuations for the 24 vessels under construction at December 31, 2014. In line with our policy we performed a value in use calculation where we estimated each vessels’ future cash flows based on a combination of the latest forecast time charter rates for the next three years (obtained from a third-party service provider), a growth rate of 3.0% in freight rates for each period thereafter, and our best estimate of vessel operating expenses and drydock costs, which also assume a growth rate of 3.0% in each succeeding year. These cash flows were then discounted to their present value using a discount rate of 7.98%. The value in use calculations were greater than the fair value less costs to sell in all instances. As a result of this testing, no impairment was recorded.

Our Fleet—Illustrative comparison of excess of carrying amounts over estimated charter-free market value of certain vessels
During the past few years, the market values of vessels have experienced particular volatility and as a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that no impairment is required at December 31, 2015.
The table set forth below indicates the carrying amount of each of our vessels as of December 31, 2015 and December 31, 2014 and the aggregate difference between the carrying amount and the market value represented by such vessels (see footnotes to the table set forth below). This aggregate difference represents the approximate analysis of the amount by which we believe we would record a loss if we sold those vessels, in the current environment, on industry standard terms, in cash transactions and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their basic market values.
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

			Carrying value as of,
	Vessel Name	Year Built	December 31, 2015		December 31, 2014
1	STI Highlander	2007	N/A		20.7	(1)
2	STI Harmony	2007	N/A		28.8	(1)
3	STI Heritage	2008	N/A		30.2	(1)
4	Venice	2001	N/A		11.9	(1)
5	STI Amber	2012	34.0	(2)	35.5
6	STI Topaz	2012	34.1	(2)	35.7
7	STI Ruby	2012	34.2	(2)	35.7
8	STI Garnet	2012	34.3	(2)	35.8
9	STI Onyx	2012	34.3	(2)	35.8
10	STI Sapphire	2013	34.1	(2)	35.6
11	STI Emerald	2013	34.0	(2)	35.4
12	STI Beryl	2013	33.2	(3)	34.6
13	STI Le Rocher	2013	33.7	(2)	35.1
14	STI Larvotto	2013	33.7	(2)	35.1
15	STI Fontvieille	2013	33.7	(2)	35.1
16	STI Ville	2013	34.0	(2)	35.5
17	STI Duchessa	2014	32.2	(3)	33.5
18	STI Wembley	2014	31.5	(3)	32.7
19	STI Opera	2014	32.0	(3)	33.3
20	STI Texas City	2014	36.4	(2)	37.9
21	STI Meraux	2014	36.8	(2)	38.3
22	STI San Antonio	2014	36.9	(2)	38.4
23	STI Venere	2014	32.0	(3)	33.3
24	STI Virtus	2014	32.1	(3)	33.4
25	STI Aqua	2014	32.3	(3)	33.6
26	STI Dama	2014	32.3	(3)	33.6
27	STI Mythos	2014	32.0	(3)	33.5
28	STI Benicia	2014	37.7	(2)	39.2
29	STI Regina	2014	32.5	(3)	33.8
30	STI St. Charles	2014	36.3	(2)	37.7
31	STI Yorkville	2014	32.9	(3)	34.2
32	STI Milwaukee	2014	38.9	(2)	40.3

33	STI Battery	2014	33.1	(3)	34.3
34	STI Brixton	2014	30.9	(3)	32.2
35	STI Comandante	2014	30.7	(3)	32.0
36	STI Pimlico	2014	31.0	(3)	32.4
37	STI Hackney	2014	30.9	(3)	32.3
38	STI Acton	2014	31.5	(3)	32.7
39	STI Fulham	2014	31.2	(3)	32.5
40	STI Camden	2014	31.1	(3)	32.5
41	STI Finchley	2014	31.4	(3)	32.6
42	STI Clapham	2014	31.7	(3)	32.7
43	STI Poplar	2014	31.7	(3)	32.7
44	STI Elysees	2014	50.1	(3)	52.0
45	STI Madison	2014	50.4	(3)	52.3
46	STI Park	2014	50.4	(3)	52.3
47	STI Orchard	2014	50.0	(3)	51.8
48	STI Sloane	2014	50.9	(3)	52.6
49	STI Broadway	2014	49.9	(3)	51.7
50	STI Condotti	2014	50.9	(3)	52.8
51	STI Battersea	2014	31.2	(3)	32.4
52	STI Chelsea	2014	32.2	(3)	33.6
53	STI Lexington	2014	32.2	(3)	33.5
54	STI Powai	2014	32.2	(3)	33.5
55	STI Mayfair	2014	33.5	(3)	34.6
56	STI Soho	2014	33.0	(3)	33.9
57	STI Olivia	2014	32.3	(3)	33.7
58	STI Tribeca	2015	34.0	(3)	N/A	(4)
59	STI Hammersmith	2015	32.1	(3)	N/A	(4)
60	STI Rotherhithe	2015	32.2	(3)	N/A	(4)
61	STI Rose	2015	59.1	(2)	N/A	(4)
62	STI Gramercy	2015	33.2	(3)	N/A	(4)
63	STI Veneto	2015	51.1	(3)	N/A	(4)
64	STI Alexis	2015	59.3	(2)	N/A	(4)
65	STI Bronx	2015	34.0	(3)	N/A	(4)
66	STI Pontiac	2015	38.9	(2)	N/A	(4)
67	STI Manhattan	2015	33.9	(3)	N/A	(4)
68	STI Winnie	2015	52.1	(3)	N/A	(4)
69	STI Oxford	2015	52.3	(3)	N/A	(4)
70	STI Queens	2015	33.9	(3)	N/A	(4)
71	STI Osceola	2015	39.3	(2)	N/A	(4)
72	STI Lauren	2015	52.3	(3)	N/A	(4)
73	STI Connaught	2015	52.0	(3)	N/A	(4)
74	STI Notting Hill	2015	37.7	(2)	N/A	(4)
75	STI Spiga	2015	58.3	(3)	N/A	(4)
76	STI Seneca	2015	39.4	(2)	N/A	(4)
77	STI Savile Row	2015	59.5	(2)	N/A	(4)
78	STI Westminster	2015	37.9	(2)	N/A	(4)

79	STI Brooklyn	2015	34.1	(3)	N/A	(4)
80	STI Kingsway	2015	59.8	(2)	N/A	(4)
81	STI Memphis	2015	37.1	(2)	N/A	(4)
82	STI Lombard	2015	60.1	(2)	N/A	(4)
83	STI Carnaby	2015	60.1	(2)	N/A	(4)
84	STI Black Hawk	2015	37.5	(2)	N/A	(4)

			$3,087.7		$2,042.8

(1) Venice, STI Heritage, STI Harmony and STI Highlander were sold in March 2015, April 2015, April 2015 and October 2015, respectively.
(2) As of December 31, 2015, the basic charter-free market value is lower than each vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $35.5 million.
(3) As of December 31, 2015, the basic charter-free market value is higher than each vessel’s carrying value. We believe that the aggregate basic charter-free market value of these vessels exceeds their aggregate carrying value by approximately $178.2 million.
(4) These vessels were acquired during the year ended December 31, 2015.
The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for December 31, 2015, a 1.0% increase in the discount rate would result in no impairment being recognized. Alternatively, a 5% decrease in forecasted time charter rates would also result in no impairment being recognized.
We refer you to the discussion herein under “Item 3. Key Information—D. Risk Factors—Risks Related to our Industry,” including the risk factor entitled “Declines in charter rates and other market deterioration could cause us to incur impairment charges."
Vessel lives and residual value
The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rate average, which we update annually.
An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.
When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. No such regulations have been identified that would have impacted the estimated useful life of our vessels. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.
Deferred drydock cost
We recognize drydock costs as a separate component of the vessels’ carrying amounts and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between which drydocks are performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs. We only include in deferred drydocking costs those direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

A. Operating Results

Results of Operations for the year ended December 31, 2015 compared to the year ended December 31, 2014

	For the year ended December 31,			Percentage
In thousands of U.S. dollars	2015	2014	Change	Change
Vessel revenue	$755,711	$342,807	$412,904	120%
Vessel operating costs	(174,556)	(78,823)	(95,733)	(121)%
Voyage expenses	(4,432)	(7,533)	3,101	41%
Charterhire	(96,865)	(139,168)	42,303	30%
Depreciation	(107,356)	(42,617)	(64,739)	(152)%
General and administrative expenses	(65,831)	(48,129)	(17,702)	(37)%
Write down of vessels held for sale and net loss from sales of vessels	(35)	(3,978)	3,943	99%
Write-off of vessel purchase options	(731)	—	(731)	N/A
Gain on sale of VLCCs	—	51,419	(51,419)	(100)%
Gain on sale of Dorian shares	1,179	10,924	(9,745)	(89)%
Re-measurement of investment in Dorian	—	(13,895)	13,895	100%
Financial expenses	(89,596)	(20,770)	(68,826)	(331)%
Realized gain on derivative financial instruments	55	17	38	224%
Unrealized (loss) / gain on derivative financial instruments	(1,255)	264	(1,519)	(575)%
Financial income	145	203	(58)	(29)%
Share of profit from associate	—	1,473	(1,473)	(100)%
Other expenses, net	1,316	(103)	1,419	1,378%
Net income	$217,749	$52,091	$165,658	318%

Net income. Net income for the year ended December 31, 2015 was $217.7 million, an increase of $165.7 million, or 318%, from net income of $52.1 million for the year ended December 31, 2014. The differences between the two periods are discussed below.

Vessel revenue. Vessel revenue for the year ended December 31, 2015 was $755.7 million, an increase of $412.9 million, or 120%, from vessel revenue of $342.8 million for the year ended December 31, 2014. Overall revenue increases were driven by an increase in the average number of operating vessels (owned and time chartered-in) to 89.6 from 57.9 vessels during the years ended December 31, 2015 and 2014, respectively. Additionally, the increase in vessel revenue was also driven by an increase in overall TCE revenue per day to $23,163 per day from $15,935 per day during the years ended December 31, 2015 and 2014, respectively.
The following is a summary of our consolidated revenue by revenue type, in addition to TCE revenue per day and total revenue days.

	For the year
	ended December 31,			Percentage
In thousands of U.S. dollars	2015	2014	Change	Change
Pool revenue	$697,406	$280,857	$416,549	148%
Voyage revenue (spot market)	38,259	48,112	(9,853)	(20)%
Time charter-out revenue	19,896	13,538	6,358	47%
Other revenue	150	300	(150)	(50)%
Gross revenue	755,711	342,807	412,904	120%
Voyage expenses	(4,432)	(7,533)	3,101	41%
TCE revenue (1)	751,279	335,274	416,005	124%

TCE Revenue per day: (1)
Pool	$23,689	$15,837	$7,852	50%
Time charter-out	18,553	15,194	3,359	22%
Voyage	17,596	16,798	798	5%
Consolidated TCE revenue per day	23,163	15,935	7,228	45%

Revenue days:
Pool - owned vessels	23,482	8,183	15,299	187%
Pool - time chartered-in vessels	5,966	9,551	(3,585)	(38)%
Time-charter out - owned vessels	1,027	852	175	21%
Voyage - owned vessels	1,796	2,401	(605)	(25)%
Voyage - time chartered-in vessels	171	50	121	242%
Total revenue days	32,442	21,037	11,405	54%

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
Pool revenue. The increase in pool revenue was due to the growth of our fleet and improved market conditions across all of our operating segments. 27 vessels were delivered in 2015 (including 26 delivered under our Newbuilding Program) which resulted in our average number of owned vessels to increase to 72.7 from 31.6 vessels during the years ended December 31, 2015 and 2014, respectively. The growth of our owned fleet was offset by a decrease in the size of our time chartered-in fleet to an average of 16.9 from 26.3 vessels during the years ended December 31, 2015 and 2014, respectively. Furthermore, pool TCE revenue per day also improved to $23,689 per day from $15,837 per day, during the years ended December 31, 2015 and 2014, respectively, as we experienced improved market conditions in each of our vessel classes throughout 2015. The drivers of these improvements are discussed below within results of operations - segment analysis.

Voyage revenue (spot market). Voyage revenue (spot revenue) for the year ended December 31, 2015 was $38.3 million, a decrease of $9.8 million, or 20%, from $48.1 million for the year ended December 31, 2014.
This revenue can be broken down as follows:

•
Short-term time charters: We consider short-term time charters (less than one year) as spot market voyages. Vessels delivered under our Newbuilding Program during 2015 were employed on short-term time charters (up to 120 days) for a total of 1,914 days during the year ended December 31, 2015 and earned TCE revenues of $18,124 per day. Vessels delivered under our Newbuilding Program were employed on similar short-term time charters for a total of 2,177 days during the year ended December 31, 2014 and earned TCE revenues of $16,089 per day.

•
Spot market voyages: SN Azzurra operated in the spot voyage for 53 days during the year ended December 31, 2015. Noemi, Senatore, Venice and SN Azzurra operated in the spot market for a total of 274 days during the year ended December 31, 2014.

Time charter-out revenue. Time charter-out revenue (representing time charters with initial terms of one year or greater) for the year ended December 31, 2015 was $19.9 million, an increase of $6.4 million, or 47%, from $13.5 million for the year ended December 31, 2014. The increase in time charter-out revenue is the result of an increase in time charter-out revenue days to 1,027 days from 852 days and an increase in the TCE revenue earned to $18,553 per day from $15,194 per day for the years ended December 31, 2015 and 2014, respectively. Our time charter-out revenue is summarized as follows:

•
In 2015, we entered into time charter-out agreements with an unrelated third-party for two ice-class 1B MR product tankers, STI Notting Hill and STI Westminster, each for three years at $20,500 per day. These time charters commenced in November and December 2015, respectively.

•
In 2014, we took delivery of four MR product tankers under our Newbuilding Program that commenced long-term time charters upon their deliveries from the shipyard. STI Texas City began a two year time charter in March 2014 at $16,000 per day and STI Meraux, STI San Antonio and STI Benicia began one year time charterers in May 2014, May 2014 and September 2014, respectively, each at $15,500 per day. The charters for STI Meraux, STI San Antonio and STI Benicia expired during 2015. Each time charter had a 50% profit sharing provision whereby we split all of the vessels profits above the daily base rate with the charterer. As such, given the improvement in market fundamentals during 2015, the TCE rates earned on these vessels, after considering the profit sharing mechanisms, improved during the year ended December 31, 2015.

Vessel operating costs. Vessel operating costs for the year ended December 31, 2015 were $174.6 million, an increase of $95.8 million, or 121%, from $78.8 million for the year ended December 31, 2014. Vessel operating days increased to 26,547 days from 11,548 days for the years ended December 31, 2015 and 2014, respectively. The increase in vessel operating days was offset by a decrease in vessel operating costs per day to $6,564 per day compared to $6,802 per day for the years ended December 31, 2015 and 2014, respectively. The increase in operating days was the result of the deliveries of 27 vessels (including 26 under our Newbuilding Program) throughout 2015 and 41 vessels during 2014, which operated for a full year during 2015.
Voyage expenses. Voyage expenses for the year ended December 31, 2015 were $4.4 million, a decrease of $3.1 million, or 41%, from $7.5 million during the year ended December 31, 2014. The decrease in voyage expenses is primarily a result of the following:

•
Newbuilding vessels delivered (including vessels under our Newbuilding Program and one time chartered-in vessel) commencing short-term time charters (less than 120 days) upon their deliveries from the shipyard. While these time charters are agreed to at fixed TCE rates, they incurred voyage costs prior to their entry into the Scorpio Group Pools for items such as bunker expenses (to their first port of loading) and tank cleaning costs. The number of days for vessels on short-term time charter-out decreased to 1,914 days from 2,177 days for the years ended December 31, 2015 and 2014, respectively.

•	A decrease in the number of days vessels operated in the spot market (excluding short term time charters) to 53 days from 274 days during the years ended December 31, 2015 and 2014, respectively.

•
These decreases were offset by an increase in commercial management fees paid to SCM, a related party, for vessels employed on long-term time charters to $0.7 million from $0.3 million during the years ended December 31, 2015 and 2014, respectively.

Charterhire. Charterhire expense for the year ended December 31, 2015 was $96.9 million, a decrease of $42.3 million, or 30%, from $139.2 million during the year ended December 31, 2014. This decrease was the result of a decrease in the average number of time chartered-in vessels to 16.9 from 26.3 during the years ended December 31, 2015 and 2014, respectively.

Depreciation. Depreciation expense for the year ended December 31, 2015 was $107.4 million, an increase of $64.7 million, or 152%, from $42.6 million during the year ended December 31, 2014. The increase was the result of an increase in the average number of owned vessels to 72.7 from 31.6 vessels for the years ended December 31, 2015 and 2014, respectively.
General and administrative expenses. General and administrative expenses for the year ended December 31, 2015 were $65.8 million, an increase of $17.7 million, or 37%, from $48.1 million during the year ended December 31, 2014. The change was primarily driven by the growth of our fleet to an average of 89.6 owned and time chartered-in vessels from an average of 57.9 owned and time chartered-in vessels for the years ended December 31, 2015 and 2014, respectively.
Write down of vessels held for sale and net loss from sales of vessels. Write down of vessels held for sale and loss from sales of vessels for the year ended December 31, 2015 was $35,000, a decrease of $4.0 million, or 99%, from $4.0 million during the year ended December 31, 2014.

•
During the year ended December 31, 2015, we recorded a loss of $2.1 million on the sale of STI Highlander in October 2015. This loss was offset by an aggregate gain of $2.0 million recorded for the sales of Venice, STI Harmony and STI Heritage, which were sold in March 2015, April 2015 and April 2015, respectively.

•
During the year ended December 31, 2014, we recorded a $4.0 million write-down as a result of the designation of STI Heritage and STI Harmony as held for sale and the corresponding write-down to the lower of their carrying value and fair value less estimated costs to sell at that date.

Write-off of vessel purchase options. Write-off of vessel purchase options of $0.7 million during the year ended December 31, 2015 was the result of the write-off of deposits made for options to construct MR product tankers that expired unexercised in December 2015.

Gain on sale of VLCCs. Gain on sale of VLCCs of $51.4 million during the year ended December 31, 2014 was the result of the sale of our seven VLCCs under construction in March 2014. As a result of the sale, we received net proceeds in cash of $141.7 million and the book value of these assets at the time of sale (primarily consisting of installment payments made to date) was $90.3 million.
Gain on sale of Dorian shares. Gain on sale of Dorian shares for the year ended December 31, 2015 was $1.2 million, a decrease of $9.7 million or 89% from $10.9 million during the year ended December 31, 2014.

•	In July 2015 we sold our investment in Dorian to two unrelated third parties and recorded an aggregate gain of $1.2 million.

•
In June 2014, we acquired 7,500,000 of our common shares from an existing shareholder in exchange for 3,422,665 common shares of Dorian in a privately negotiated transaction. As a result of the disposal of the Dorian shares, we recognized a gain of $10.9 million.

Re-measurement of investment in Dorian. Re-measurement of our investment in Dorian of $13.9 million during the year ended December 31, 2014 relates to a change in the accounting method for our investment in Dorian from the equity method to the available for sale method. On October 29, 2014, Robert Bugbee, our President, resigned from Dorian's board of directors. Accordingly, we determined that we no longer had significant influence over Dorian's financial and operating decisions as of that date. As such, we remeasured our investment to its fair market value on October 29, 2014, which resulted in a write down of $13.9 million.
Financial expenses. Financial expenses for the year ended December 31, 2015 were $89.6 million, an increase of $68.8 million, or 331%, from $20.8 million during the year ended December 31, 2014. The change was primarily due to an increase in our average debt outstanding which increased to $1.9 billion from $783.9 million for the years ended December 31, 2015 and 2014, respectively. Additionally, the amount of interest capitalized decreased to $5.6 million from $17.5 million for the years ended December 31, 2015 and 2014, respectively, as a result of the decrease in the number of vessels under construction under our Newbuilding Program during those years.

•	Financial expenses for the year ended December 31, 2015 primarily consisted of interest expense ($72.2 million) and amortization of loan fees ($17.4 million).

•	Financial expenses for the year ended December 31, 2014 primarily consisted of interest expense ($15.9 million) and amortization of loan fees ($4.8 million).

Unrealized (loss) / gain on derivative financial instruments. Unrealized (loss) / gain on derivative financial instruments was a loss of $1.3 million for the year ended December 31, 2015 and a gain of $0.3 million for the year ended December 31, 2014.

•
The unrealized loss for the year ended December 31, 2015 results from the unrealized loss recorded on a profit and loss sharing arrangement whereby 50% of the profits and losses above or below the charterhire rate relating to an LR2 vessel that is time chartered-in by us, are shared with a third-party that neither owns nor operates this vessel. This agreement has been recorded as a derivative, recorded at fair value with any resultant gain or loss recognized in the consolidated statement of income.

•
The unrealized gain for the year ended December 31, 2014 relates to the adjustment to record interest rate swaps that did not qualify for hedge accounting, to their fair market value. These swaps were terminated in March 2015.

Share of income from associate. Share of income from associate for the year ended December 31, 2014 of $1.5 million represents our share of Dorian's income from January 1, 2014 through October 29, 2014 (the date we lost significant influence of Dorian's financial and operating decisions and changed the accounting for this investment to the available for sale method from the equity method).
Other expenses, net. Other expenses, net, representing income of $1.3 million during the year ended December 31, 2015, was primarily the result of a $1.4 million gain recorded as a result of a termination fee received when the owner of one of the Company's time chartered-in vessels cancelled the contract prior to its expiration date.
Results of operations — segment analysis
During the years ended December 31, 2015, 2014 and 2013, we owned or chartered-in vessels across four different vessel classes, Handymax, MR, Panamax/LR1, and Aframax/LR2, all of which earn revenues in the seaborne transportation of refined petroleum products in the international shipping markets. Each vessel within its respective class qualifies as an operating segment under IFRS. However, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria under IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.

Segment results are evaluated based on reported profit or loss from each segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of our consolidated financial statements.

LR2 Segment

We took delivery of 12 LR2 product tankers under our Newbuilding Program during 2015 (which includes the delivery of STI Lombard, which was delivered in August 2015 under a bareboat charter-in arrangement for nine months at $10,000 per day, and which we are obligated to take ownership, and pay the remaining 90% of the contract price, or $53.1 million, at the conclusion of the bareboat charter). Our owned fleet of LR2 product tankers increased to an average of 14.6 vessels from 1.9 vessels during the years ended December 31, 2015 and 2014, respectively. Our time chartered-in fleet of LR2 product tankers decreased to an average of 4.0 vessels from 7.9 vessels during the years ended December 31, 2015 and 2014, respectively.

The following table summarizes segment profit for our LR2 segment.

	For the year
LR2 segment	ended December 31,			Percentage
In thousands of U.S. dollars	2015	2014	Change	Change
Vessel revenue	$208,250	$67,124	$141,126	210%
Vessel operating costs	(36,682)	(4,830)	(31,852)	(659)%
Voyage expenses	(194)	(73)	(121)	(166)%
Charterhire	(27,816)	(45,756)	17,940	39%
Depreciation	(29,125)	(3,067)	(26,058)	(850)%
General and administrative expenses	(1,456)	(237)	(1,219)	(514)%
Unrealized loss on derivative financial instruments	(1,255)	—	(1,255)	N/A
Financial expenses	—	(509)	509	100%
Financial income	12	1	11	1,100%
Segment profit	$111,734	$12,653	$99,081	783%

TCE per revenue day	$30,544	$18,621	$11,923	64%
Owned vessel operating costs per day	6,865	6,789	(76)	(1)%
Revenue days - owned vessels	5,339	707	4,632	655%
Revenue days - time chartered-in vessels	1,461	2,894	(1,433)	(50)%
Owned vessel operating days	5,343	707	4,636	656%
Average number of owned vessels	14.6	1.9	12.7	668%
Average number of time chartered-in vessels	4.0	7.9	(3.9)	(49)%

Vessel revenue. Vessel revenue for the year ended December 31, 2015 was $208.3 million, an increase of $141.1 million, or 210%, from the year ended December 31, 2014. The increase was due to both an increase in TCE revenue per day and an increase in revenue days as a result of the growth in our LR2 fleet. We took delivery of the following LR2 product tankers under our Newbuilding Program during 2015:

	Vessel	Delivery Date
1	STI Rose	January 2015
2	STI Veneto	February 2015
3	STI Alexis	February 2015
4	STI Winnie	March 2015
5	STI Oxford	April 2015
6	STI Lauren	May 2015
7	STI Connaught	May 2015
8	STI Spiga	June 2015
9	STI Savile Row	June 2015
10	STI Kingsway	August 2015
11	STI Lombard	August 2015	(1)
12	STI Carnaby	September 2015

(1)
STI Lombard was delivered in August 2015 under a bareboat charter-in agreement for up to nine months at $10,000 per day. We have the obligation to purchase the vessel at the conclusion of the bareboat charter and pay the remaining 90% of the contract price, or $53.1 million.

TCE revenue per day increased to $30,544 from $18,621 per day during the years ended December 31, 2015 and 2014, respectively. This improvement was driven by an increase in worldwide demand for larger product tankers such as LR2s and LR1s as new refinery openings in the Middle East and India have resulted in longer haul voyages from those regions thus increasing overall ton-mile demand. Additionally, all of our operating segments have benefited from a decrease in bunker prices as a result of the decline in oil prices, which has had a positive impact on TCE revenue earned from our vessels operating in the Scorpio Group pools.
Vessel operating costs. Vessel operating costs were $36.7 million for the year ended December 31, 2015, an increase of $31.9 million, or 659%, from the year ended December 31, 2014. The increase was primarily due to an increase of 4,632 operating days to 5,339 operating days from 707 operating days for the years ended December 31, 2015 and 2014, respectively, which was the result of the aforementioned increase in the size of our owned fleet over those periods.
Charterhire. Charterhire expense for the year ended December 31, 2015 was $27.8 million, a decrease of $17.9 million, or 39%, from the year ended December 31, 2014. The change was due to a decrease in the average number of time chartered-in vessels to 4.0 from 7.9 vessels during the years ended December 31, 2015 and 2014, respectively.
Depreciation. Depreciation expense for the year ended December 31, 2015 was $29.1 million, an increase of $26.1 million, or 850%, from year ended December 31, 2014. The increase was the result of the delivery of 12 LR2 vessels under our Newbuilding Program during 2015 and seven vessels during 2014, which operated for the full year during 2015.
General and administrative expenses. General and administrative expenses for the year ended December 31, 2015 were $1.5 million, an increase of $1.2 million, or 514%, from the year ended December 31, 2014. This increase was due to the significant growth of our LR2 fleet during those periods.
Unrealized loss on derivative financial instruments. Unrealized loss on derivative financial instruments for the year ended December 31, 2015 was $1.3 million, which relates to the unrealized loss recorded on a profit and loss sharing arrangement whereby 50% of the profits and losses above or below the charterhire rate relating to an LR2 vessel that is time chartered-in by us are shared with a third-party that neither owns nor operates this vessel. This agreement has been recorded as a derivative, recorded at fair value with any resultant gain or loss recognized in the consolidated statement of income.
Financial expenses. Financial expenses for the year ended December 31, 2014 were $0.5 million. Financial expenses for the LR2 segment related to interest expense on our STI Spirit Credit Facility which was repaid in April 2014 as a result of the sale of STI Spirit. Financial expenses relating to our other owned LR2 vessels are recorded at the corporate level.

Panamax / LR1 segment

The following table summarizes segment profit for our Panamax / LR1 segment.

	For the year
Panamax/LR1 segment	ended December 31,			Percentage
In thousands of U.S. dollars	2015	2014	Change	Change
Vessel revenue	$36,679	$57,901	$(21,222)	(37)%
Vessel operating costs	(2,144)	(10,530)	8,386	80%
Voyage expenses	(1,186)	(4,826)	3,640	75%
Charterhire	(21,616)	(27,250)	5,634	21%
Depreciation	—	(3,194)	3,194	100%
General and administrative expenses	(96)	(409)	313	77%
Write-down of vessel held for sale and gain on sales of vessels	2,019	(3,978)	5,997	151%
Other income, net	1,397	—	1,397	N/A
Segment profit	$15,053	$7,714	$7,339	95%

TCE per revenue day	$21,804	$16,857	$4,947	29%
Owned vessel operating costs per day	8,440	8,332	(108)	(1)%
Revenue days - owned vessels	228	1,230	(1,002)	(81)%
Revenue days - time chartered-in vessels	1,398	1,936	(538)	(28)%
Owned vessel operating days	254	1,264	(1,010)	(80)%
Average number of owned vessels	0.7	3.5	(2.8)	(80)%
Average number of time chartered-in vessels	3.9	5.3	(1.4)	(26)%

Vessel Revenue. Vessel revenue for the year ended December 31, 2015 was $36.7 million, a decrease of $21.2 million, or 37%, from the year ended December 31, 2014. The decrease in revenue was due to a decrease in vessel revenue days (owned and time chartered-in) to 1,626 days from 3,166 days for the years ended December 31, 2015 and 2014, respectively. This decrease was the result of (i) the redelivery of three time chartered-in vessels during 2015, (ii) the sales of Noemi and Senatore in March and April 2014, respectively, and (iii) the sales of Venice, STI Harmony and STI Heritage in March 2015, April 2015 and April 2015, respectively.
This decrease in revenue days was offset by an overall improvement in TCE revenue per day to $21,804 per day from $16,857 per day during the years ended December 31, 2015 and 2014, respectively. This improvement was driven by an increase in worldwide demand for larger product tankers such as LR2s and LR1s as new refinery openings in the Middle East and India have resulted in longer haul voyages from those regions thus increasing overall ton-mile demand. Additionally, all of our operating segments have benefited from a decrease in bunker prices as a result of the decline in oil prices, which has had a positive impact on TCE revenue earned from the pools.
Vessel operating costs. Vessel operating costs for the year ended December 31, 2015 were $2.1 million, a decrease of $8.4 million, or 80%, from the year ended December 31, 2014. This decrease was due to a decrease in vessel operating days to 254 days from 1,264 days for the years ended December 31, 2015 and 2014, respectively. This was the result of the sales of Noemi and Senatore in March and April 2014, respectively and the sales of Venice, STI Harmony and STI Heritage in March 2015, April 2015 and April 2015, respectively.
Voyage expenses. Voyage expenses for the year ended December 31, 2015 were $1.2 million, a decrease of $3.6 million, or 75%, from the year ended December 31, 2014. The decrease was driven by a decrease in the number of revenue days our vessels operated in the spot market. One vessel operated in the spot market for 53 days, whereas four vessels operated in the spot market for 274 days during the years ended December 31, 2015 and 2014, respectively.
Charterhire. Charterhire expense for the year ended December 31, 2015 was $21.6 million, a decrease of $5.6 million, or 21%, from the year ended December 31, 2014. The decrease was the result of a decrease in the average number of time chartered-in vessels to 3.9 from 5.3 during the years ended December 31, 2015 and 2014, respectively. The time charters for FPMC P Eagle, SN Federica, and SN Azzurra all expired during the year ended December 31, 2015. These vessels were time chartered-in for all or a portion of the year ended December 31, 2014.
Depreciation. Depreciation expense for the year ended December 31, 2014 was $3.2 million. We did not incur depreciation expense in this operating segment during the year ended December 31, 2015 as STI Harmony and STI Heritage were designated as held for sale and therefore ceased depreciation at December 31, 2014. These vessels were sold in April 2015. Noemi, Senatore and Venice were designated as held for sale and therefore ceased depreciation at December 31, 2013. Noemi and Senatore were sold in March and April 2014, respectively, and Venice was sold in March 2015.
Write down of vessels held for sale and gain on sales of vessels. Write down of vessels held for sale and gain on sales of vessels consisted of the following:

•
During the year ended December 31, 2015, we recorded an aggregate gain of $2.0 million for the sales of Venice, STI Harmony and STI Heritage, which were sold in March 2015, April 2015 and April 2015, respectively.

•
During the year ended December 31, 2014, we recorded a $4.0 million write-down as a result of the designation of STI Heritage and STI Harmony as held for sale and the corresponding write-down to the lower of their carrying value and fair value less estimated costs to sell at that date.

Other income, net. Other income, net for the year ended December 31, 2015 was $1.4 million which primarily relates to a $1.4 million gain recorded as a result of a termination fee received when the owner of one of our time chartered-in vessels canceled the contract prior to its expiration date.

MR Segment
We took delivery of 13 MR product tankers (including 12 under our Newbuilding Program) during 2015 and our fleet of time chartered-in MRs decreased to an average of 3.6 vessels from an average of 5.2 vessels during the years ended December 31, 2015 and 2014, respectively.

The following table summarizes segment profit for our MR segment.

	For the year
MR segment	ended December 31,			Percentage
In thousands of U.S. dollars	2015	2014	Change	Change
Vessel revenue	$368,203	$151,716	$216,487	143%
Vessel operating costs	(100,476)	(52,561)	(47,915)	(91)%
Voyage expenses	(2,516)	(1,963)	(553)	(28)%
Charterhire	(20,678)	(27,772)	7,094	26%
Depreciation	(59,859)	(30,920)	(28,939)	(94)%
General and administrative expenses	(4,329)	(2,315)	(2,014)	(87)%
Write-off of vessel purchase options	(731)	—	(731)	N/A
Financial income	27	8	19	238%
Other expenses, net	(20)	(51)	31	61%
Segment profit	$179,621	$36,142	$143,479	397%

TCE per revenue day	$21,803	$15,297	$6,506	43%
Owned vessel operating costs per day	6,461	6,580	119	2%
Revenue days - owned vessels	15,464	7,906	7,558	96%
Revenue days - time chartered-in vessels	1,319	1,884	(565)	(30)%
Owned vessel operating days	15,550	7,957	7,593	95%
Average number of owned vessels	42.6	21.8	20.8	95%
Average number of time chartered-in vessels	3.6	5.2	(1.6)	(31)%

Vessel revenue. Vessel revenue for the year ended December 31, 2015 was $368.2 million, an increase of $216.5 million, or 143%, from the year ended December 31, 2014. The increase in revenue was the result of an increase in the overall number of revenue days (owned and time chartered-in) to 16,783 from 9,790 in addition to an increase in TCE revenue per day to $21,803 from $15,297 during the years ended December 31, 2015 and 2014, respectively.
The increase in revenue days was due to an increase in the average number of owned vessels to 42.6 from 21.8 during the years ended December 31, 2015 and 2014, respectively, offset by a decrease in the average number of time chartered-in vessels to 3.6 from 5.2 over those same periods. 13 MRs were delivered (including 12 under our Newbuilding Program) during the year ended December 31, 2015 and 22 were delivered during the year ended December 31, 2014. The vessels delivered during 2015 are as follows:

Newbuilding MRs that were delivered during 2015

	Vessel	Delivery Date
1	STI Tribeca	January 2015
2	STI Gramercy	January 2015
3	STI Bronx	February 2015
4	STI Pontiac	March 2015
5	STI Manhattan	March 2015
6	STI Queens	April 2015
7	STI Osceola	April 2015
8	STI Notting Hill	May 2015
9	STI Seneca	June 2015
10	STI Westminster	June 2015
11	STI Brooklyn	July 2015
12	STI Memphis	August 2015
13	STI Black Hawk	September 2015
TCE revenue per day increased to $21,803 from $15,297 per day during the years ended December 31, 2015 and 2014, respectively. This increase was the result of overall improvements in demand for our vessels worldwide. The continuing glut of crude oil supplies has led to lower worldwide oil prices and thus higher demand for refined products. As such, export oriented refineries, particularly in the U.S. Gulf Coast, have been operating at higher utilization rates which has led to increased demand for our vessels in that region and within the broader Atlantic Basin (one of the primary trading areas for MR product tankers). This has had a consequent impact on the demand for MRs throughout the world. Additionally, all of our operating segments have benefited from a decrease in bunker prices as a result of the decline in oil prices, which has had a positive impact on TCE revenue earned from our vessels operating in the Scorpio Group pools.
Vessel operating costs. Vessel operating costs for the year ended December 31, 2015 were $100.5 million, an increase of $47.9 million, or 91%, from the year ended December 31, 2014. This was primarily due to an increase in operating days to 15,550 days from 7,957 days during the years ended December 31, 2015 and 2014, respectively, as we took delivery of 13 MRs throughout 2015 and 22 MRs throughout 2014.
Voyage expenses. Voyage expenses for the year ended December 31, 2015 were $2.5 million, an increase of $0.6 million or 28%, from the year ended December 31, 2014. Voyage expenses for the MR segment primarily consist of the costs incurred on vessels delivered under our Newbuilding Program during each year as these vessels commenced short term time charters (up to 120 days) upon delivery from the shipyard and prior to their entry into the Scorpio MR Pool. These costs primarily consisted of bunker costs (to the first port of loading), tank cleaning costs, and other miscellaneous costs. We had 1,652 and 1,364 days of vessels on short-term time charters during the years ended December 31, 2015 and 2014, respectively. Additionally, vessels on long-term time charter also incur voyage expenses as a result of commercial management fees paid to SCM, a related party. These commissions were $0.7 million from $0.3 million during the years ended December 31, 2015 and 2014, respectively.
Charterhire. Charterhire expense for the year ended December 31, 2015 was $20.7 million, a decrease of $7.1 million, or 26%, from the year ended December 31, 2014. The decrease was the result of a decrease in the average number of time chartered-in vessels to 3.6 from 5.2 during the years ended December 31, 2015 and 2014, respectively. The time charters for USMA and Nave Orion expired during the year ended December 31, 2015. The time charters for Freja Lupus, STX Ace 6, Ugale and Gan-Triumph expired during the year ended December 31, 2014.
Depreciation. Depreciation expense for the year ended December 31, 2015 was $59.9 million, an increase of $28.9 million, or 94%, from the year ended December 31, 2014. The increase was the result of an increase in the average number of owned MRs to 42.6 from 21.8 for the years ended December 31, 2015 and 2014, respectively. We took delivery of 13 and 22 MRs during the years ended December 31, 2015 and 2014, respectively.
General and administrative expenses. General and administrative expenses for the year ended December 31, 2015 were $4.3 million, an increase of $2.0 million, or 87%, from the year ended December 31, 2014. General and administrative expenses for the MR segment primarily consist of administrative fees to SSH, which increased as a result of the increase in the average number of owned MR vessels to 42.6 from 21.8 for the year ended December 31, 2015 and 2014, respectively.
Write-off of vessel purchase options. Write-off of vessel purchase options of $0.7 million during the year ended December 31, 2015 was the result of the write-off of deposits made for options to construct MR product tankers that expired unexercised in December 2015.

Handymax Segment
We took delivery of two Handymax ice class 1A product tankers under our Newbuilding Program during 2015 and our fleet of time chartered-in Handymax product tankers decreased to an average of 5.4 vessels from an average of 7.9 vessels during the years ended December 31, 2015 and 2014, respectively.
The following table summarizes segment profit for our Handymax segment.

	For the year
Handymax segment	ended December 31,			Percentage
In thousands of U.S. dollars	2015	2014	Change	Change
Vessel revenue	$142,429	$65,766	$76,663	117%
Vessel operating costs	(35,254)	(10,902)	(24,352)	(223)%
Voyage expenses	(536)	(671)	135	20%
Charterhire	(26,755)	(38,390)	11,635	30%
Depreciation	(18,372)	(5,436)	(12,936)	(238)%
General and administrative expenses	(1,390)	(450)	(940)	(209)%
Loss from the sale of vessel	(2,054)	—	(2,054)	N/A
Financial income	7	2	5	250%
Segment profit	$58,075	$9,919	$48,156	485%

TCE per revenue day	$19,686	$14,528	$5,158	36%
Owned vessel operating costs per day	6,473	6,704	231	3%
Revenue days - owned vessels	5,274	1,593	3,681	231%
Revenue days - time chartered-in vessels	1,959	2,887	(928)	(32)%
Owned vessel operating days	5,400	1,620	3,780	233%
Average number of owned vessels	14.8	4.4	10.4	236%
Average number of time chartered-in vessels	5.4	7.9	(2.5)	(32)%

Vessel revenue. Vessel revenue for the year ended December 31, 2015 was $142.4 million, an increase of $76.7 million, or 117%, from the year ended December 31, 2014. The increase is driven by an increase in the number of revenue days (owned and time chartered-in) to 7,233 from 4,480 days during the years ended December 31, 2015 and 2014, respectively. Two Handymax ice class 1A product tankers were delivered during the year ended December 31, 2015 and 12 were delivered during the year ended December 31, 2014. The vessels delivered during 2015 are as follows:
Newbuilding Handymax ice class 1A product tankers delivered during 2015

	Vessel	Delivery Date
1	STI Hammersmith	January 2015
2	STI Rotherhithe	January 2015

TCE revenue per day increased to $19,686 from $14,528 per day during the years ended December 31, 2015 and 2014, respectively. This increase was the result of overall improvements in demand for our vessels across most trading routes. The continuing glut of crude oil supplies has led to lower oil prices and thus higher demand for refined products worldwide. This dynamic has had a resultant, positive impact across all of our operating segments. Additionally, all of our operating segments have benefited from a decrease in bunker prices due to the decline in oil prices, which has had a positive impact on TCE revenue earned from our vessels operating in the Scorpio Group pools.
Vessel operating costs. Vessel operating costs for the year ended December 31, 2015 were $35.3 million, an increase of $24.4 million, or 223%, from the year ended December 31, 2014. This increase was primarily due to an increase in vessel operating days as owned vessel operating days increased to 5,400 from 1,620 days during the years ended December 31, 2015 and 2014, respectively. This increase was due to the delivery of two Handymax ice class 1A product tankers during the year ended December 31, 2015 and 12 during the year ended December 31, 2014 (which operated for the entire year during 2015).
Voyage expenses. Voyage expenses for the year ended December 31, 2015 were $0.5 million, a decrease of $0.1 million, or 20%, from the year ended December 31, 2014. The decrease was driven by the vessels delivered under our Newbuilding Program, which were employed on short-term time charters (up to 120 days) that commenced upon delivery from the shipyard for a total of 262 and 812 days during the years ended December 31, 2015 and 2014, respectively. While these time charters are agreed to at fixed TCE rates, voyage costs are incurred for bunker costs (to the first load port), tank cleaning costs and other miscellaneous costs incurred prior to their entrance into the Scorpio Handymax Pool.

Charterhire. Charterhire expense for the year ended December 31, 2015 was $26.8 million, a decrease of $11.6 million, or 30%, from the year ended December 31, 2014. The decrease was the result of a decrease in the average number of time chartered-in vessels to 5.4 from 7.9 during the years ended December 31, 2015 and 2014, respectively. This is the result of the time charters for Histria Azure, Histria Perla, Histria Coral and Jinan expiring during 2015 and the time charters for Iver Progress and Freja Polaris expiring during 2014.

Depreciation. Depreciation expense for the year ended December 31, 2015 was $18.4 million, an increase of $12.9 million, or 238%, from the year ended December 31, 2014. The increase was driven by the deliveries of the two and 12 ice class-1A Handymax tankers under our Newbuilding Program during the years ended December 31, 2015 and 2014, respectively.
General and administrative expenses. General and administrative expenses for the year ended December 31, 2015 were $1.4 million, an increase of $0.9 million, or 209% from the year ended December 31, 2014. General and administrative expenses for the Handymax segment primarily consist of administrative fees to SSH, which increased as a result of the increase in the average number of owned Handymax vessels to 14.8 from 4.4 for the years ended December 31, 2015 and 2014, respectively.
Loss from sale of vessel. Loss from sale of vessel of $2.1 million for the year ended December 31, 2015 was due to the loss we incurred on the sale of STI Highlander in October 2015.

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
Pool revenue. The increase in pool revenue was primarily due to the growth of our fleet as seven LR2s, 11 MRs and seven Handymax tankers that were delivered under our Newbuilding Program entered the Scorpio Group Pools during 2014. Additionally, our fleet of time chartered-in vessels increased to an average of 26.3 from 22.9 vessels during the years ended December 31, 2014 and 2013, respectively, resulting in an increase in pool revenue days for time chartered-in vessels of 1,536 days. Pool TCE revenue per day also improved to $15,837 per day from $14,246 per day over this same period as pool results improved across all operating segments.

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
Voyage revenue (spot market). The increase in voyage (spot) revenue was primarily driven by vessels delivered under our Newbuilding Program throughout 2014. This revenue can be broken down as follows:

•
Short term time charters: We consider short-term time charters (less than one year) as spot market voyages. Vessels delivered under our Newbuilding Program were employed on short-term time charters (up to 120 days) for a total of 2,177 days during the year ended December 31, 2014. Vessels delivered under our Newbuilding Program during 2013 were employed on similar short-term time charters for a total of 445 days during the year ended December 31, 2013.

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

Write-down of vessels held for sale for the year ended December 31, 2014 relates to the designation of STI Heritage and STI Harmony as held for sale and the corresponding write-down to the lower of their carrying value and fair value less estimated costs to sell at that date. Write-down of vessels held for sale for the year December 31, 2013 relates to the designation of Noemi, Senatore, Venice and STI Spirit as held for sale and the corresponding write-down to the lower of their carrying value and fair value less estimated costs to sell at that date. Noemi was sold in March 2014, Senatore and STI Spirit were sold in April 2014, Venice was sold in March 2015 and STI Harmony and STI Heritage were sold in April 2015.

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
Re-measurement of investment in Dorian. Re-measurement of investment in Dorian of $13.9 million during the year ended December 31, 2014 relates to a change in the accounting method for our investment in Dorian from the equity method to the available for sale method. On October 29, 2014, Robert Bugbee, our President, resigned from Dorian's board of directors. Accordingly, we determined that we no longer had significant influence over Dorian's financial and operating decisions as of that date. As such, we remeasured our investment to its fair market value on October 29, 2014, which resulted in a write down of $13.9 million.
Financial expenses. Financial expenses for the year ended December 31, 2014 were $20.8 million, an increase of $18.1 million, or 668%, from $2.7 million during the year ended December 31, 2013. The change was primarily due to an increase in our average debt outstanding which increased to $783.9 million from $176.7 million for the years ended December 31, 2014 and December 31, 2013, respectively.
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
Share of income from associate. Share of income from associate for the year ended December 31, 2014 was $1.5 million, an increase of $1.1 million, or 299%, from $0.4 million during the year ended December 31, 2013. Share of income from associate represents our share of Dorian's income from November 26, 2013 (the date that our initial investment closed) through October 29, 2014 (the date we lost significant influence of Dorian's financial and operating decisions).
Results of operations — segment analysis
During the years ended December 31, 2014 and 2013 we owned or chartered-in vessels spanning four different vessel classes, Handymax, MR, Panamax/LR1, and Aframax/LR2, all of which earn revenues in the seaborne transportation of refined petroleum products in the international shipping markets. Each vessel within its respective class qualifies as an operating segment under IFRS. However, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.

Segment results are evaluated based on reported profit or loss from each segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of our consolidated financial statements.

LR2 Segment

We took delivery of seven LR2 tankers under our Newbuilding Program during 2014. Additionally, our time chartered-in fleet of LR2s increased to an average of 7.9 vessels from 5.1 vessels during the years ended December 31, 2014 and 2013, respectively.

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
Newbuilding LR2s that were delivered throughout 2014:

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

Vessel operating costs. Vessel operating costs were $4.8 million for the year ended December 31, 2014, an increase of $1.6 million, or 50%, from the year ended December 31, 2013. The increase was due to an additional 342 operating days offset by an improvement in operating costs per day. During the year ended December 31, 2014, the seven vessels delivered under our Newbuilding Program operated for an aggregate of 600 days at $6,501 per day and STI Spirit operated for 106 days at $8,410 per day. In 2013, STI Spirit was the only owned vessel in the LR2 segment.
Charterhire. Charterhire expense for the year ended December 31, 2014 was $45.8 million, an increase of $16.4 million, or 56%, from the year ended December 31, 2013. The change was due to an increase in the average number of time chartered-in vessels to 7.9 from 5.1 during the years ended December 31, 2014 and 2013, respectively. During the year ended December 31, 2013, Khawr Aladid, FPMC Hero, FPMC Ideal, Fair Seas, Pink Stars, Orange Stars, Densa Alligator, Four Sky and Southport were time chartered-in for all or a portion of the period. In addition to those vessels, Swarna Jayanti was time chartered-in for a portion of the year ended December 31, 2014.
Depreciation. Depreciation expense for the year ended December 31, 2014 was $3.1 million, an increase of $1.3 million, or 75%, from year ended December 31, 2013. The increase was driven by the delivery of seven vessels under our Newbuilding Program during 2014. STI Spirit was our only owned LR2 during 2013, which ceased being depreciated and was written down to the lower of its carrying amount and fair value less estimated costs to sell at December 31, 2013. STI Spirit was sold in April 2014.
Write down of vessels held for sale. Write down of vessels held for sale for the year ended December 31, 2013 was $6.2 million. The write down relates to the re-measurement of STI Spirit at the lower of its carrying value and fair value less estimated costs to sell as the vessel was designated as held for sale at December 31, 2013. This vessel was sold in April 2014 for gross proceeds of $30.2 million. There were no such write-downs in 2014 for our LR2 operating segment.

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

Vessel Revenue. Vessel revenue for the year ended December 31, 2014 was $57.9 million, an increase of $16.2 million, or 39%, from the year ended December 31, 2013. The increase in revenue was due to an overall improvement in TCE revenue per day to $16,857 per day from $12,599 per day during the years ended December 31, 2014 and 2013, respectively. The LR1 market improved during 2014 as a result of a strong trade in dirty products (such as fuel oil) during the first quarter of 2014, in addition to an increase in exports of refined products out of the Middle East and India during the second half of 2014 as a result of new refinery start-ups. The increase was also driven by growth in our fleet of time chartered-in vessels, which increased to an average of 5.3 from 3.2 vessels for the years ended December 31, 2014 and 2013, respectively.
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
Charterhire. Charterhire expense for the year ended December 31, 2014 was $27.3 million, an increase of $12.9 million, or 90%, from the year ended December 31, 2013. The change was the result of an increase in the average number of time chartered-in vessels to 5.3 from 3.2 during the years ended December 31, 2014 and 2013, respectively. FPMC P Eagle, SN Federica, Hellespont Promise, King Douglas, and SN Azzurra were time chartered-in for all or a portion of the year ended December 31, 2013. In addition to these five vessels, Hellespont Progress was time chartered-in for a portion of the year ended December 31, 2014.

Depreciation. Depreciation expense for the year ended December 31, 2014 was $3.2 million, a decrease of $4.1 million, or 56%, from the year ended December 31, 2013. The decrease was due to Noemi, Senatore and Venice, which ceased being depreciated and were written down to their estimated disposal values at December 31, 2013, the date which they were designated as held for sale. Noemi and Senatore were sold in March and April 2014, respectively. Venice was sold in March 2015.
Write down of vessels held for sale. Write down of vessels held for sale for the year ended December 31, 2014 was $4.0 million, a decrease of $11.0 million, or 73%, from the year ended December 31, 2013. At December 31, 2013, Noemi, Senatore and Venice were designated as held for sale and were written down by $15.0 million to the lower of their carrying value and fair value less estimated costs to sell. Noemi and Senatore were sold in March and April 2014, respectively. STI Heritage and STI Harmony were designated as held for sale in December 2014 and were written down by $3.9 million to the lower of their carrying value and fair value less estimated costs to sell. Additionally, Venice was written down by an additional $0.1 million at December 31, 2014. Venice was sold in March 2015 for $13.0 million and STI Harmony and STI Heritage were sold in April 2015, respectively for an aggregate selling price of $61.5 million.

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

Vessel operating costs. Vessel operating costs for the year ended December 31, 2014 were $52.6 million, an increase of $32.5 million, or 162%, from the year ended December 31, 2013. This was due to an increase in operating days and operating costs per day. The number of operating days increased to 7,957 days from 3,265 days during the years ended December 31, 2014 and 2013, respectively, as we took delivery of 22 newbuilding MRs throughout 2014 and seven during 2013. In addition, operating costs per day increased by $511 per day as a result of increases in routine repairs and maintenance expenses for the initial vessels delivered under our Newbuilding Program in 2012 and early 2013.
Voyage expenses. Voyage expenses for the year ended December 31, 2014 were $2.0 million, an increase of $1.0 million or 101%, from the year ended December 31, 2013. Voyage expenses for the MR segment consist of the costs incurred on vessels delivered under our Newbuilding Program during each year as these vessels commenced short-term time charters (up to 120 days) upon delivery from the shipyard and prior to their entry into the Scorpio MR Pool. These costs relate to costs incurred prior to their entries into the pool and primarily consisted of bunker costs (to the first port of loading), tank cleaning costs, and other miscellaneous costs. We had 1,364 days and 583 days of vessels on short-term time charter during the years ended December 31, 2014 and 2013, respectively.
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

Handymax Segment
We took delivery of 12 Handymax ice class 1A product tankers under our Newbuilding Program during 2014 and our fleet of time chartered-in Handymaxes increased to an average of 7.9 vessels from an average of 6.7 vessels during the years ended December 31, 2014 and 2013, respectively.
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

Vessel revenue. Vessel revenue for the year ended December 31, 2014 was $65.8 million, an increase of $29.6 million, or 82%, from the year ended December 31, 2013. The increase is driven by an increase in the number of revenue days to 4,480 from 2,815 days during the years ended December 31, 2014 and 2013, respectively as we took delivery of 12 Handymax ice class 1A product tankers under our Newbuilding Program during 2014 as outlined in the table below. Additionally, TCE revenue per day in our Handymax segment increased to $14,528 from $12,862 during the years ended December 31, 2014 and 2013, respectively which was due to overall improvements in the spot market as demand increased across most trading routes.

Newbuilding Handymax ice class 1A product tankers delivered throughout 2014

	Vessel	Delivery Date
1	STI Comandante	May 2014
2	STI Brixton	June 2014
3	STI Pimlico	July 2014
4	STI Hackney	August 2014
5	STI Acton	September 2014
6	STI Fulham	September 2014
7	STI Camden	September 2014
8	STI Battersea	October 2014
9	STI Wembley	October 2014
10	STI Finchley	November 2014
11	STI Clapham	November 2014
12	STI Poplar	December 2014

Vessel operating costs. Vessel operating costs for the year ended December 31, 2014 were $10.9 million, an increase of $8.3 million, or 312%, from the year ended December 31, 2013. This increase was due to an increase in vessel operating days offset by a decrease in operating costs per day. Owned vessel operating days increased to 1,620 from 365 days during the years ended December 31, 2014 and 2013, respectively. In 2013, STI Highlander was the only owned vessel operating in this segment whereas we took delivery of 12 ice class 1A Handymax tankers under our Newbuilding Program in 2014.
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

Depreciation. Depreciation expense for the year ended December 31, 2014 was $5.4 million, an increase of $4.1 million, or 321%, from the year ended December 31, 2013. The increase was driven by the deliveries of the 12 ice class 1A Handymax tankers under our Newbuilding Program during the year ended December 31, 2014.
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

B. Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which are currently operating in Scorpio Group Pools, in the spot market or on time charter, in addition to availability under our secured credit facilities with existing availability and cash on hand. We believe that the Scorpio Group Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates. We believe these cash flows from operations, amounts available for borrowing under our various credit facilities and our cash balance will be sufficient to meet our existing liquidity needs for the next 12 months from the date of this annual report. As of December 31, 2015, our cash balance was $201.0 million, which was greater than our cash balance of $116.1 million as of December 31, 2014.
As of December 31, 2015, we had $166.5 million in availability under our secured credit facilities (which includes a $36.0 million commitment from Scotiabank Europe plc which remains subject to the execution of definitive documentation). All of our credit facilities are described below under Long-Term Debt Obligations and Credit Arrangements. Additionally, in March 2016, we amended and restated our ING Credit Facility to increase the borrowing capacity to $132.5 million from $87.0 million.
As of December 31, 2015, our long-term liquidity needs were comprised of our debt repayment obligations for our secured credit facilities, Senior Unsecured Notes Due 2020 and 2017 (defined below), Convertible Notes (defined below), our obligations under construction contracts related to the vessels in our Newbuilding Program, and obligations under our time charter-in arrangements.
Our secured credit facilities require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, minimum interest coverage, maximum leverage ratios, loan to value ratios and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintenance of adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act, or ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.
We drew down $43.3 million from our secured credit facilities in 2016 as described below:

		Drawdown amount
	Credit Facility	(in millions of U.S. Dollars)	Drawdown date	Collateral
1	BNP Paribas Credit Facility	$17.3	February 2016	STI Battery	(1)
2	ING Credit Facility	26.0	March 2016	STI Grace	(2)
(1) We refinanced the outstanding indebtedness related to the STI Battery by repaying $18.2 million into our 2013 Credit Facility in January 2016 and drawing down $17.25 million from our BNP Paribas Credit Facility in February 2016.
(2) In March 2016, we drew down $26.0 million on our ING Credit Facility to finance the final installment relating to the delivery of STI Grace, which is scheduled to occur on March 18, 2016.

Cash Flows
The table below summarizes our sources and uses of cash for the periods presented:

	For the year ended December 31,
In thousands of U.S. dollars	2015	2014	2013
Cash flow data
Net cash inflow/(outflow)
Operating activities	$391,975	$93,916	$(5,655)
Investing activities	(703,418)	(1,158,234)	(935,101)
Financing activities	396,270	1,101,616	932,436

Cash flow from operating activities

Fiscal year ended December 31, 2015 compared to fiscal year ended December 31, 2014

Operating cash flows are driven by our results of operations along with movements in working capital. Both of these components were driven by our growth during 2015 and 2014. The following table sets forth the components of our operating cash flow for the years ended December 31, 2015 and December 31, 2014:

	For the year ended December 31,			Percentage
In thousands of U.S. dollars	2015	2014	Change	Change
Vessel revenue	$755,711	$342,807	$412,904	120%	(1)
Vessel operating costs	(174,556)	(78,823)	(95,733)	(121)%	(1)
Voyage expenses	(4,432)	(7,533)	3,101	41%	(1)
Charterhire	(96,865)	(139,168)	42,303	30%	(1)
General and administrative expenses - cash	(32,144)	(18,403)	(13,741)	(75)%	(1) (2)
Financial expenses - cash	(61,082)	(10,606)	(50,476)	(476)%	(1) (3)
Drydock payments	—	(1,290)	1,290	100%
Change in working capital	3,360	6,334	(2,974)	(47)%	(4)
Other	1,983	598	1,385	232%	(5)
Operating cash flow	$391,975	$93,916	$298,059	317%

(1) See “Item 5. Operating and Financial Review and Prospects- A. Operating Results” for information on these variations for the years ended December 31, 2015 and 2014.
(2) Cash general and administrative expenses are general and administrative expenses from our consolidated statements of income excluding the amortization of restricted stock of $33.7 million and $29.7 million for the years ended December 31, 2015 and 2014, respectively.
(3) Cash financial expenses are financial expenses from our consolidated statements of income excluding the amortization of deferred financing fees of $17.4 million and $4.8 million for the years ended December 31, 2015 and 2014, respectively, and the accretion of our Convertible Notes of $11.1 million and $5.3 million for the years ended December 31, 2015 and 2014, respectively.
(4) The change in working capital in 2015 was primarily driven by the growth in accrued expenses and the decrease of accounts receivable, which were driven by growth in accrued short-term employee benefits and the timing of receipt of payments from the Scorpio Group Pools, respectively. These movements were offset by increases in inventory, other current assets and non-current assets which were impacted by working capital contributions made for our vessels operating in the Scorpio Group Pools. The change in working capital in 2014 was primarily driven by growth in accrued expenses and accounts payable which were impacted by the timing of payments to suppliers and growth in accrued interest.
(5) The increase in other operating cash flows is primarily related to a $1.4 million gain recorded as a result of a termination fee received when the owner of one of the Company's time chartered-in vessels cancelled the contract prior to its expiration date.

Fiscal year ended December 31, 2014 compared to fiscal year ended December 31, 2013

The following table sets forth the components of our operating cash flow for the years ended December 31, 2014 and December 31, 2013:

	For the year ended December 31,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Vessel revenue	$342,807	$207,580	$135,227	65%	(1)
Vessel operating costs	(78,823)	(40,204)	(38,619)	(96)%	(1)
Voyage expenses	(7,533)	(4,846)	(2,687)	(55)%	(1)
Charterhire	(139,168)	(115,543)	(23,625)	(20)%	(1)
General and administrative expenses - cash	(18,403)	(12,646)	(5,757)	(46)%	(1) (2)
Financial expenses - cash	(10,606)	(2,373)	(8,233)	(347)%	(1) (3)
Drydock payments	(1,290)	(1,469)	179	12%
Change in working capital	6,334	(37,199)	43,533	117%	(4)
Other	598	1,045	(447)	(43)%
Operating cash flow	$93,916	$(5,655)	$99,571	1,761%
(1) See “Item 5. Operating and Financial Review and Prospects- A. Operating Results” for information on these variations for the years ended December 31, 2014 and 2013.
(2) Cash general and administrative expenses are general and administrative expenses from our consolidated statements of income excluding the amortization of restricted stock of $29.7 million and $13.1 million for the years ended December 31, 2014 and 2013, respectively.
(3) Cash financial expenses are financial expenses from our consolidated statements of income excluding the amortization of deferred financing fees of $4.8 million and $0.3 million for the years ended December 31, 2014 and 2013, respectively.
(4) The change in working capital in 2014 was primarily driven by growth in accrued expenses and accounts payable which were impacted by the timing of payments to suppliers and growth in accrued interest. The change in working capital in 2013 was primarily driven by growth in accounts receivable which were impacted by the timing of receipt of payments from the Scorpio Group Pools.

Cash flow from investing activities

The following table sets forth the components of our investing cash flow for the years ended December 31, 2015 and December 31, 2014:

	For the year ended December 31,			Percentage
In thousands of U.S. dollars	2015	2014	Change	Change
Cash inflows
Net proceeds from the sale of our shares held in Dorian	$142,436	$—	$142,436	N/A
Net proceeds from the sale of our seven VLCCs under construction	—	141,710	(141,710)	(100)%
Net proceeds from the sales of vessels	90,820	71,960	18,860	26%	(1)
Deposits received for vessel purchases	—	31,277	(31,277)	(100)%	(2)
Total investing cash inflows	233,256	244,947	(11,691)	(5)%

Cash outflows
Final delivery installments and other costs	(749,453)	(1,097,847)	348,394	32%	(3)
Scheduled installment payments and other costs	(118,205)	(305,334)	187,129	61%	(4)
Purchase of STI Memphis (2014-built)	(37,628)	—	(37,628)	N/A
Deposits returned for vessel purchases	(31,277)	—	(31,277)	N/A	(2)
Other	(111)	—	(111)	N/A
Total investing cash outflows	(936,674)	(1,403,181)	466,507	33%

Net cash outflow from investing activities	$(703,418)	$(1,158,234)	$454,816	39%

(1) Net proceeds from the sales of vessels in 2015 represents the net proceeds received from sales of Venice, STI Harmony, STI Heritage and STI Highlander. Net proceeds from the sales of vessels in 2014 represents the net proceeds received from the sales of Noemi, Senatore and STI Spirit.
(2) In 2014, we received a $31.3 million deposit pursuant to an agreement to purchase four LR2 tankers from Scorpio Bulkers Inc., a related party. We received this deposit as security for the scheduled installment payments that were expected to occur prior to the closing date of the transaction. The transaction closed, and the deposits were returned, in July 2015.
(3) Represents final installment payments and other capitalized costs associated with vessels that were delivered during the years ended December 31, 2015 and 2014, respectively.
(4) Represents installment payments and other capitalized costs associated with vessels that were under construction during the years ended December 31, 2015 and 2014, respectively.

The following table sets forth the components of our investing cash flow for the years ended December 31, 2014 and December 31, 2013:

	For the year ended December 31,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Cash inflows
Net proceeds from the sale of seven VLCCs under construction	$141,710	$—	$141,710	N/A
Net proceeds from the sales of vessels	71,960	—	71,960	N/A	(1)
Deposits received for vessel purchases	31,277	—	31,277	N/A	(2)
Investing cash inflows total	244,947	—	244,947	N/A

Cash outflows
Final delivery installments and other costs	(1,097,847)	(149,384)	(948,463)	(635)%	(3)
Scheduled installment payments and other costs	(305,334)	(618,064)	312,730	51%	(4)
Payments made related to our investment in Dorian	—	(167,653)	167,653	100%	(5)
Investing cash outflows total	(1,403,181)	(935,101)	(468,080)	(50)%

Net cash outflow from investing activities	$(1,158,234)	$(935,101)	$(223,133)	(24)%

(1) Represents net proceeds received in 2014 from the sales of Noemi, Senatore and STI Spirit.
(2) In 2014, we received a $31.3 million deposit pursuant to an agreement to purchase four LR2 tankers from Scorpio Bulkers Inc., a related party. We received this deposit as security for the scheduled installment payments that were expected to occur prior to the closing date of the transaction. The transaction closed, and the deposits were returned, in July 2015.
(3) Represents final installment payments and other capitalized costs associated with vessels that were delivered during the years ended December 31, 2014 and 2013, respectively.
(4) Represents installment payments and other capitalized costs associated with vessels that were under construction during the years ended December 31, 2014 and 2013, respectively.
(5) Payments made related to Dorian represent: (i) $83.1 million of installment payments to the shipyards for 11 VLGC contracts, (ii) a $75 million investment in Dorian's November 2013 follow-on offering, (iii) $7.7 million in legal and advisory fees and (iv) $2.3 million cash contribution and other capitalized costs.

Cash flow from financing activities

Cash flows from financing activities primarily consist of the issuance, repayment and costs related to our secured and unsecured debt, the issuance and costs related to our common stock, the payment of dividends to our common shareholders and activity within our Securities Repurchase Program and stock buyback programs. Descriptions of these facilities and programs are provided after the tables of cash flows from financing activities.

The following table sets forth the components of our financing cash flow for the years ended December 31, 2015 and December 31, 2014:

	For the year ended December 31,			Percentage
In thousands of U.S. dollars	2015	2014	Change	Change
Cash inflows
Drawdowns from our secured credit facilities	$643,550	$1,114,284	$(470,734)	(42)%	(1)
Gross proceeds from the issuance of our Convertible Notes	—	360,000	(360,000)	(100)%
Gross proceeds from the issuance of our senior unsecured notes due 2020 and 2017	—	105,500	(105,500)	(100)%
Gross proceeds from the issuance of common stock	159,747	—	159,747	N/A
Total financing cash inflows	803,297	1,579,784	(776,487)	(49)%

Cash outflows
Repayments on our secured credit facilities	(226,260)	(74,674)	(151,586)	(203)%	(1)
Dividend payments	(87,056)	(70,495)	(16,561)	(23)%
Common stock repurchases	(76,028)	(276,294)	200,266	72%	(2)
Debt issuance costs	(8,497)	(45,670)	37,173	81%	(3)
Equity issuance costs	(7,554)	(42)	(7,512)	(17,886)%
Repurchase of our Convertible Notes	(1,632)	—	(1,632)	N/A
Convertible Notes issuance costs	—	(10,993)	10,993	100%
Total financing cash outflows	(407,027)	(478,168)	71,141	15%

Net cash inflow from financing activities	$396,270	$1,101,616	$(705,346)	(64)%

(1) Drawdowns from and repayments on our secured credit facilities in 2015 and 2014 consisted of:

	2015		2014
	Drawdowns	Repayments	Drawdowns	Repayments
In thousands of U.S. dollars
2010 Revolving Credit Facility	$—	$(41,456)	$72,416	$(30,960)
2011 Credit Facility	—	(7,935)	52,008	(7,103)
STI Spirit Credit Facility	—	—	—	(21,736)
Newbuilding Credit Facility	—	(5,998)	—	(5,998)
2013 Credit Facility	127,700	(83,970)	393,400	(8,877)
K-Sure Credit Facility	261,100	(18,261)	197,160	—
KEXIM Credit Facility	30,300	(29,350)	399,300	—
Nomura Term Margin Loan Facility	30,000	(30,000)	—	—
ING Credit Facility	35,000	(292)	—	—
ABN AMRO Credit Facility	142,200	(2,370)	—	—
BNP Paribas Credit Facility	17,250	—	—	—
Finance lease payments - STI Lombard	—	(6,628)	—	—
	$643,550	$(226,260)	$1,114,284	$(74,674)

(2) Common stock repurchases in 2015 included the purchase of 8,273,709 common shares in the open market at an average price of $9.19 per share. Common stock repurchases in 2014 included the purchase of 19,951,536 common shares in the open market at an average price of $9.09 per share and the purchase of 10,127,600 common shares at $9.38 per share using a portion of the proceeds of our Convertible Notes.

(3) Debt issuance costs relates to costs incurred for our secured credit facilities and senior unsecured notes due 2020 and 2017 (as defined below).

The following table sets forth the components of our financing cash flows for the years ended December 31, 2014 and December 31, 2013:

	For the year ended December 31,			Percentage
In thousands of U.S. dollars	2014	2013	Change	Change
Cash inflows
Drawdowns from our secured credit facilities	$1,114,284	$52,050	$1,062,234	2,041	(1)
Gross proceeds from the issuance of our Convertible Notes	360,000	—	360,000	N/A
Gross proceeds from the issuance of our senior unsecured notes	105,500	—	105,500	N/A
Gross proceeds from the issuance of common stock	—	983,537	(983,537)	(100)%
Total financing cash inflows	1,579,784	1,035,587	544,197	53%

Cash outflows
Repayments on our secured credit facilities	(74,674)	(28,410)	(46,264)	(163)%	(1)
Dividend payments	(70,495)	(24,353)	(46,142)	(189)%
Repurchases of common stock	(276,294)	—	(276,294)	N/A	(2)
Debt issuance costs	(45,670)	(14,693)	(30,977)	(211)%	(3)
Equity issuance costs	(42)	(35,695)	35,653	100%
Convertible Notes issuance costs	(10,993)	—	(10,993)	N/A
Financing cash outflows total	(478,168)	(103,151)	(375,017)	(364)%

Net cash inflow from financing activities	$1,101,616	$932,436	$169,180	18%

(1) Drawdowns from and repayments on our secured facilities in 2014 and 2013 consisted of:

	2014		2013
	Drawdowns	Repayments	Drawdowns	Repayments
In thousands of U.S. dollars
2010 Revolving Credit Facility	$72,416	$(30,960)	$—	$(17,239)
2011 Credit Facility	52,008	(7,103)	52,050	(3,516)
Spirit Credit Facility	—	(21,736)	—	(1,657)
Newbuilding Credit Facility	—	(5,998)	—	(5,998)
2013 Credit Facility	393,400	(8,877)	—	—
K-Sure Credit Facility	197,160	—	—	—
KEXIM Credit Facility	399,300	—	—	—
	$1,114,284	$(74,674)	$52,050	$(28,410)

(2) Common stock repurchases in 2014 included the purchase of 19,951,536 common shares in the open market at an average price of $9.09 per share and the purchase of 10,127,600 common shares at $9.38 per share using a portion of the proceeds of our Convertible Notes.

(3) Debt issuance costs in 2014 include costs relating to our secured credit facilities and senior unsecured notes. Debt issuance costs in 2013 include costs relating to our secured credit facilities.

Long-Term Debt Obligations and Credit Arrangements
The following is a table summarizing our indebtedness as of December 31, 2015 and as of March 17, 2016:

In thousands of U.S. dollars	Amount outstanding at December 31, 2015	Amount Outstanding at March 17, 2016	Availability as of the date of this report
2011 Credit Facility	$100,976	$100,976	$—
Newbuilding Credit Facility	71,843	71,843	—
2013 Credit Facility	428,253	410,053	—	(1)
K-Sure Credit Facility	440,000	406,706	—	(2)
KEXIM Credit Facility	400,250	383,425	—	(3)
Credit Suisse Credit Facility	—	—	61,200	(4)
ING Credit Facility	34,708	60,417	71,500	(5)
ABN AMRO Credit Facility	139,830	137,460	—
BNP Paribas Credit Facility	17,250	33,925	—	(1)
Scotiabank Credit Facility	—	—	36,000	(6)
Senior unsecured notes	105,500	105,500	—
Convertible Notes	358,500	358,500	—	(7)
Finance Lease	53,372	53,040	—
Total	$2,150,482	$2,121,845	$168,700
____________________
(1) In January 2016, $18.2 million was repaid on our 2013 Credit Facility and $17.25 million was drawn in February 2016 from our BNP Paribas Credit Facility as part of the refinancing of the amounts borrowed for STI Battery.
(2) In March 2016, we sold STI Lexington for $33.3 million and as a result of the sale, we repaid $18.4 million on our K-Sure Credit Facility. We also made a scheduled principal payment into this facility of $14.9 million in January 2016.
(3) We made scheduled principal payments into this facility of $16.8 million in aggregate from January 1, 2016 through March 17, 2016.
(4) We entered into a senior secured term loan facility with Credit Suisse AG in March 2015. The availability of this facility can be used to finance the lesser of $30.6 million and 60% of each vessel's fair market value at the respective drawdown dates.
(5) In March 2016, we amended and restated our $87.0 million credit facility with ING Bank N.V. to increase the borrowing capacity to $132.5 million. The proceeds are expected to be utilized to finance the purchase of STI Lombard (currently bareboat chartered-in) and refinance the existing indebtedness on an MR product tanker (2015-built). In March 2016, we drew down $26.0 million on our ING Credit Facility to finance the delivery of STI Grace, which is scheduled to occur on March 18, 2016.
(6) In December 2015, we received a commitment from Scotiabank Europe plc for a loan facility of up to $36.0 million which is expected to be used to refinance the existing indebtedness on an LR2 product tanker (2015-built). This facility has a maturity of three years from the drawdown date and bears interest at LIBOR plus a margin of 1.50% per annum.
(7) As of December 31, 2015, $44.7 million of this amount has been attributed to the conversion feature of our Convertible Notes and recorded within additional paid in capital on the consolidated balance sheet.

The following is a discussion of the key terms and conditions of our secured credit facilities, unsecured senior notes, finance lease and our Convertible Notes. Our secured credit facilities may be secured by, among other things:

•	a first priority mortgage over the relevant collateralized vessels;

•	a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;

•	a pledge of earnings generated by the mortgaged vessels for the specific facility; and

•	a pledge of the equity interests of each vessel owning subsidiary under the specific facility.
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

This facility matured in June 2015 and all amounts due were settled. The activity during the years ended December 31, 2015 and 2014 is as follows:

•
In January 2014, we drew down $72.4 million and in March 2014, we paid $22.5 million into this facility as a result of the sales of Noemi and Senatore. We also wrote-off a total of $0.2 million of deferred financing fees as part of these debt repayments.

•
In March 2015, we paid $6.1 million into this facility as a result of the sale of Venice (in addition to a $1.8 million scheduled principal payment relating to STI Harmony, STI Heritage and STI Highlander).

•
In April 2015, we paid $25.6 million into this facility as a result of the sales of STI Harmony and STI Heritage. We also wrote-off a total of $21,465 of deferred financing fees as part of these debt repayments.

•
In June 2015, the 2010 Revolving Credit Facility matured and we made an $8.0 million principal payment to settle all amounts outstanding. The mortgage on STI Highlander (the only vessel collateralized under this facility at the time) was released.

2011 Credit Facility

On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DNB Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V., for a senior secured term loan facility of up to $150.0 million.

This credit facility bears interest at LIBOR plus an applicable margin of (i) 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and (ii) 3.50% per annum when our debt to capitalization ratio is greater than 50%. The credit facility matures on May 3, 2017 and the availability under this credit facility expired on January 31, 2014.

Borrowings for each vessel financed under this facility represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the credit facility is repayable in equal quarterly installments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is 16 years of age. Our subsidiaries, which may at any time, own one or more of our vessels, act as guarantors under the credit facility.

The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

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

•
The ratio of EBITDA to interest expense shall be no less than 2.00 to 1.00. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends unless our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•
Consolidated liquidity (defined as cash and cash equivalents) must not be less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

In January 2014, we drew down $52.0 million from the 2011 Credit Facility. In connection with this drawdown, STI Duchessa, STI Le Rocher and STI Larvotto were provided as collateral under the facility. The outstanding balances at December 31, 2015 and December 31, 2014 were $101.0 million and $108.9 million, respectively, and the availability under this credit facility expired on January 31, 2014. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.

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

The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

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

•
The ratio of EBITDA to interest expense shall be no less than 2.50 to 1.00. Such ratio shall be calculated quarterly on a trailing four quarter basis. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•
The aggregate fair market value of the collateral vessels shall at all times be no less than 140% (120% if the vessel is subject to acceptable long term employment) of the aggregate principal amount outstanding plus a pro rata amount of any allocable swap exposure for the credit facility.

In March 2014, we converted the Newbuilding Credit Facility from a term loan to a reducing revolving credit facility. This gives us the ability to draw-down and repay the available commitments under the facility when needed. All other terms and definitions remain unchanged. The amount available is reduced by $1.5 million each quarter until the maturity date in June 2019. This transaction was accounted for as a debt modification and accordingly, no deferred financing fees were written off.
The amounts outstanding under this facility as of December 31, 2015 and 2014 were $71.8 million and $77.8 million, respectively, and the facility was fully drawn as of December 31, 2015. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.
2013 Credit Facility

On July 2, 2013, we entered into a senior secured revolving credit facility and term loan facility with Nordea Bank Finland plc and the other lenders named therein of up to $525.0 million to finance the acquisition of certain vessels for which we previously entered into newbuilding contracts. This credit facility is secured by, among other things, a first-priority cross-collateralized mortgage on the vessels collateralized under the facility (the "Collateral Vessels"). Our subsidiaries that own the Collateral Vessels act as joint and several guarantors under our 2013 Credit Facility. We refer to this credit facility as our 2013 Credit Facility.

Drawdowns of the term loan occurred in connection with the delivery of a Collateral Vessel in an amount equal to the lesser of 60% of (i) the contract price for such vessel or (ii) such vessel’s fair market value. Drawdowns of the revolving credit facility occurred in connection with the delivery of a Collateral Vessel and are also capped at the lesser of 60% of (i) the contract price for such vessel or (ii) such vessel’s fair market value, with such amount, once drawn, available on a revolving basis. Drawdowns under the term loan and revolving loan bear interest at LIBOR plus an applicable margin of 3.50%. Each facility was fully drawn in 2015.

The term loan is repayable and the revolving loans reduced, in each case, in an amount equal to 1/60th of such loan on a consecutive quarterly basis until final maturity on the sixth anniversary of the facility.

The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

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

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•	The aggregate fair market value of the Collateral Vessels shall at all times be no less than 140% of the then aggregate outstanding principal amount of loans under the credit facility.
In November 2014, we signed a First Amendatory Agreement to the 2013 Credit Facility to replace four Handymax product tankers with two LR2 product tankers that were under construction. As a result of this agreement, the availability under the revolving credit facility was reduced by $2.1 million to $262.9 million.
In May 2015, we signed a Second Amendatory Agreement to the 2013 Credit Facility to replace two Handymax product tankers with an LR2 product tanker that was under construction. As a result of this agreement, the availability under the revolving credit facility was reduced by $1.8 million to $261.1 million.

We made the following drawdowns from our 2013 Credit Facility during the year ended December 31, 2015:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$35.4	January 2015	STI Alexis
19.5	March 2015	STI Pontiac	(1)
19.3	April 2015	STI Osceola
35.1	June 2015	STI Spiga	(2)
18.5	June 2015	STI Seneca

(1)
In October 2015, we refinanced the amount borrowed relating to STI Pontiac by repaying $18.9 million on our 2013 Credit Facility and drawing down $17.5 million under our ING Credit Facility (as described below).

(2)
In July 2015, we refinanced the amount borrowed relating to STI Spiga by repaying $35.1 million on our 2013 Credit Facility and drawing down $35.1 million under our ABN AMRO Credit Facility (as described below).

The amounts outstanding relating to this facility as of December 31, 2015 and 2014 were $428.3 million and $384.5 million, respectively, and the facility was fully drawn as of December 31, 2015. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.

K-Sure Credit Facility

In February 2014, we entered into a $458.3 million senior secured term loan facility which consists of a $358.3 million tranche with a group of financial institutions that is being 95% covered by Korea Trade Insurance Corporation (the “K-Sure Tranche”) and a $100.0 million commercial tranche with a group of financial institutions led by DNB Bank ASA (the “Commercial Tranche”). We refer to this credit facility as our K-Sure Credit Facility.
Drawdowns under the K-Sure Credit Facility occurred in connection with the delivery of certain of our newbuilding vessels as specified in the agreement. The amount of each drawdown did not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns were available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) September 30, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.
Repayments will be made in equal consecutive six month repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the K-Sure Tranche. Repayments commenced in July 2015 for the K-Sure Tranche and September 2015 for the Commercial Tranche. The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel to be acquired and the K-Sure Tranche matures in January 2027 assuming the Commercial Tranche is refinanced through that date.
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
The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

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

We made the following drawdowns from our K-Sure Credit Facility during the year ended December 31, 2015:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$19.9	January 2015	STI Gramercy
19.5	February 2015	STI Bronx
19.5	March 2015	STI Manhattan
30.3	March 2015	STI Winnie
30.3	April 2015	STI Oxford
19.5	April 2015	STI Queens
30.3	April 2015	STI Lauren
30.3	April 2015	STI Connaught
21.0	May 2015	STI Notting Hill
21.0	June 2015	STI Westminster
19.5	July 2015	STI Brooklyn
The amounts outstanding relating to this facility as of December 31, 2015 and 2014 were $440.0 million and $197.2 million, respectively, and the facility was fully drawn as of December 31, 2015. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.

KEXIM Credit Facility
In February 2014, we executed a senior secured term loan facility for $429.6 million, or the KEXIM Credit Facility, with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea, or KEXIM, a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea.  This KEXIM Credit Facility includes commitments from KEXIM of up to $300.6 million, or the “KEXIM Tranche” and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of up to $129.0 million, or the “Commercial Tranche”.
 Drawdowns under the KEXIM Credit Facility occurred in connection with the delivery of 18 vessels under our Newbuilding Program as specified in the loan agreement. The amount of each drawdown did not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns were available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) March 31, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.

In addition to KEXIM’s commitment of up to $300.6 million, KEXIM also provided an optional guarantee for a five year amortizing note of $125.25 million, the proceeds of which reduce the $300.6 million KEXIM Tranche. These notes were issued on July 18, 2014 when Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, or the “Issuer”, completed an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019, or the “KEXIM Notes” in a private offering to qualified institutional buyers pursuant to the Securities Act and in offshore transactions complying with Regulation S under the Securities Act. The KEXIM Notes were issued in connection with the KEXIM Tranche and reduced KEXIM's funding obligations and our borrowing costs under KEXIM Tranche by 1.55% per year. Seven and Seven Ltd. is an unaffiliated company that was incorporated for the purpose of facilitating this transaction and servicing the bonds until maturity.
Payment of 100% of all regularly scheduled installments of principal of, and interest on, the KEXIM Notes are guaranteed by KEXIM. The vessels in the loan are the collateral for the KEXIM Credit Facility, which includes the KEXIM Notes. The KEXIM Notes are currently listed to the Singapore Exchange Securities Trading Limited, or the “SGX-ST”. The KEXIM Notes are not listed on any other securities exchange, listing authority or quotation system.

 The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel specified under the loan (September 2020) and the KEXIM Tranche matures on the twelfth anniversary of the weighted average delivery date of the vessels specified under the loan assuming the Commercial Tranche is refinanced through that date (September 2026).
Repayments will be made in equal consecutive semi-annual repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the KEXIM Tranche (which includes the KEXIM Notes). Repayments under the KEXIM Tranche will first be applied to the KEXIM Notes until the maturity of those notes in September 2019 and all subsequent repayments will applied to the remaining amounts outstanding under KEXIM Tranche until the maturity of that tranche in September 2026 (assuming the Commercial Tranche is refinanced through that date). Repayments commenced in March 2015 for the KEXIM Tranche and in July 2015 for the Commercial Tranche.

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

The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

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

We made the following drawdown from our KEXIM Credit Facility during the year ended December 31, 2015:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$30.3	January 2015	STI Veneto

The amounts outstanding relating to this facility (which includes the KEXIM Notes) as of December 31, 2015 and 2014 were $400.3 million and $399.3 million respectively, and the facility was fully drawn as of December 31, 2015. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.
ABN AMRO Credit Facility
In July 2015, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and DVB Bank SE for up to $142.2 million. This facility was fully drawn in 2015 to partially finance the purchases of STI Savile Row, STI Kingsway and STI Carnaby and to refinance the existing indebtedness on STI Spiga. We refer to this credit facility as our ABN AMRO Credit Facility.
Repayments under the ABN AMRO Credit Facility will be made in equal consecutive quarterly repayment installments in accordance with a 15 year repayment profile. Repayments commenced three months after the drawdown date of each vessel. Each tranche matures on the fifth anniversary of the initial drawdown date and a balloon installment payment is due on the maturity date of each tranche. Borrowings under the ABN AMRO Credit Facility bear interest at LIBOR plus an applicable margin of 2.15%. A commitment fee equal to 40% of the applicable margin was payable on the unused daily portion of the credit facility.

The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.
Our ABN AMRO Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

We made the following drawdowns from our ABN AMRO Credit Facility during the year ended December 31, 2015:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$35.7	July 2015	STI Savile Row
35.1	August 2015	STI Spiga	(1)
35.7	August 2015	STI Kingsway
35.7	September 2015	STI Carnaby

(1)	In July 2015, we refinanced the amount borrowed relating to STI Spiga by repaying $35.1 million on our 2013 Credit Facility and drawing down $35.1 million from our ABN AMRO Credit Facility.

The outstanding balance at December 31, 2015 was $139.8 million and the facility was fully drawn as of that date. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.
ING Credit Facility
In June 2015, we executed a senior secured term loan facility with ING Bank N.V., London Branch for a credit facility of up to $52.0 million. In September 2015, we amended and restated the facility to increase the borrowing capacity to $87.0 million and in March 2016, we amended and restated the facility to increase the borrowing capacity to $132.5 million. The facility was used to partially finance the delivery of STI Black Hawk ($17.5 million in September 2015), refinance the existing indebtedness of STI Pontiac ($17.5 million in October 2015), partially finance the delivery of STI Grace ($26.0 million in March 2016) and will be used to partially finance the delivery of an LR2 that is currently under construction with delivery expected in the second quarter of 2016, to partially finance the purchase of STI Lombard (currently bareboat chartered-in) and refinance the existing indebtedness on an MR product tanker (2015-built). We refer to this facility as our ING Credit Facility.
Drawdowns shall not exceed $26.0 million or 47.5% of the fair market value of each vessel for the two LR2s currently under construction $28.0 million or 47.5% of the fair market value for STI Lombard and $17.5 million or 47.5% of the fair market value for the 2015-built MR product tanker. Repayments on all borrowings will be made in equal consecutive quarterly installments, in accordance with a 15 year repayment profile with the first installment falling due three calendar months after the drawdown date and a balloon installment payment which is due on the maturity date of June 24, 2022.
Borrowings under the ING Credit Facility bear interest at LIBOR plus a margin of 1.95% per annum. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.

The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.
Our ING Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization not more than 0.60 to 1:00.

•
Consolidated tangible net worth of not less than $677.3 million plus (a) 25% of the positive consolidated net income for each fiscal quarter commencing on or after October 1, 2013 and (b) 50% of the value of the equity proceeds realized from any issuance of equity interests occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

We made the following drawdowns on our ING Credit Facility during the year ended December 31, 2015:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$17.5	September 2015	STI Black Hawk
17.5	October 2015	STI Pontiac	(1)

(1)	In October 2015, we refinanced the amount borrowed relating to STI Pontiac by repaying $18.9 million on our 2013 Credit Facility and drawing down $17.5 million under our ING Credit Facility.
The outstanding balance was $34.7 million as of December 31, 2015 and there was $52.0 million available to draw as of that date. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.
BNP Paribas Credit Facility
In December 2015, we executed a senior secured term loan facility with BNP Paribas SA for up to $34.5 million. In December 2015, we drew down $17.25 million and placed STI Memphis as collateral under this facility. The remaining proceeds of $17.25 million were used to refinance the existing indebtedness on STI Battery in February 2016. These vessels are owned individually by certain of our subsidiaries, who together are the borrowers under this credit facility, and Scorpio Tankers Inc. is the guarantor. We refer to this facility as our BNP Paribas Credit Facility.
Repayments on all borrowings will be made in equal consecutive quarterly installments, in accordance with a 15 year repayment profile with the first installment falling due on February 29, 2016 and subsequent installments falling due at consecutive intervals of three calendar months thereafter. A final balloon payment is due on the maturity date of December 18, 2020. The facility bears interest at LIBOR plus a margin of 1.95% per annum and a commitment fee equal to 40% of the applicable margin was payable on the unused daily portion of the credit facility.
The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.
Our BNP Paribas Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

We made the following drawdowns from our BNP Paribas Credit Facility during the year ended December 31, 2015:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$17.3	December 2015	STI Memphis
The outstanding balance was $17.25 million as of December 31, 2015, and there was $17.25 million available to draw as of that date. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.
Credit Suisse Credit Facility
In October 2015, we executed a senior secured term loan facility with Credit Suisse AG, Switzerland for up to $61.2 million. The proceeds of this facility will be used to finance a portion of the purchase price of two LR2 product tankers currently under construction at SSME with expected deliveries in the third and fourth quarters of 2016. These vessels are owned individually by certain of our subsidiaries, who together are the borrowers under this credit facility, and Scorpio Tankers Inc. is the guarantor. We refer to this facility as our Credit Suisse Credit Facility.
Drawdowns shall not exceed the lesser of $30.6 million or 60% of the fair market value of each vessel. Repayments will be made in accordance with a 15 year repayment profile and will commence three calendar months after the drawdown date in respect of each tranche with subsequent installments falling due at consecutive intervals of three calendar months thereafter. A balloon payment is due on the maturity date of five years from the date of delivery of each vessel.
The facility will bear interest at LIBOR plus a margin ranging between 1.95% and 2.40% per annum (depending on the advance ratio). A commitment fee equal to 1% of the amounts available is payable on the unused daily portion of this facility.
The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.
Our Credit Suisse Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

There were no amounts borrowed as of December 31, 2015 and there was $61.2 million available to draw as of that date. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.
Scotiabank Credit Facility
In November 2015, we received a commitment from Scotiabank Europe plc for a loan facility of up to $36.0 million. The loan facility is expected to be used to refinance the existing indebtedness on one LR2 product tanker (2015-built), has a final maturity of three years from the drawdown date and bears interest at LIBOR plus a margin of 1.50% per annum. The loan facility is subject to customary conditions precedent and the execution of definitive documentation.
Nomura Term Margin Loan Facility
In March 2015, we entered into a term margin loan facility with Nomura Securities International, Inc. for up to $30.0 million. The 9,392,083 shares that we owned in Dorian were pledged as collateral under this facility, and we were subject to certain covenants, including a loan to value ratio based on the amount outstanding and the market value of the shares that serve as collateral. Interest on the facility was LIBOR plus 4.50% per annum. This facility was drawn in March 2015 and repaid as part of the sale of our investment in Dorian in July 2015.
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

The Senior Notes Due 2020 bear interest at a coupon rate of 6.75% per year, payable quarterly in arrears on the 15th day of February, May, August and November of each year. Coupon payments commenced on August 15, 2014. The Senior Notes Due 2020 are redeemable at our option, in whole or in part, at any time on or after May 15, 2017 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

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

The outstanding balance was $53.75 million as of December 31, 2015 and December 31, 2014, and we were in compliance with the financial covenants relating to the Senior Notes Due 2020 as of that date.

Convertible Senior Notes Due 2019
In June 2014, we issued $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the Convertible Notes, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act. This amount includes the full exercise of the initial purchasers’ option to purchase an additional $60.0 million in aggregate principal amount of the Convertible Notes in connection with the offering. The net proceeds we received from the issuance of the Convertible Notes after the exercise of the initial purchasers’ option to purchase additional Convertible Notes were $349.0 million after deducting the initial purchasers’ discounts, commissions and offering expenses of $11.0 million. As part of the transaction, we used a portion of the net proceeds to repurchase $95.0 million of our common stock, or 10,127,600 shares, at $9.38 per share in a privately negotiated transaction.
The Convertible Notes bear interest at a coupon rate of 2.375% per annum, and are payable semi-annually in arrears on January 1 and July 1 of each year beginning on January 1, 2015. The Convertible Notes will mature on July 1, 2019, unless earlier converted, redeemed or repurchased. At issuance, the Convertible Notes were convertible in certain circumstances and during certain periods at an initial conversion rate of 82.0075 shares of common stock per $1,000 (which represents an initial conversion price of approximately $12.19 per share of common stock), subject to adjustment in certain circumstances as set forth in the indenture governing the Convertible Notes. Adjustments were made during years ended December 31, 2015 and 2014 to the initial conversion rate as a result of the issuance of dividends to our common stockholders. The table below details the dividends declared from the issuance of the Convertible Notes on June 30, 2014 through March 17, 2016 and their corresponding effect to the conversion rate of the Convertible Notes. The conversion rate as of December 31, 2015 was 88.6790.

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
August 22, 2014	$0.100	82.8556
November 25, 2014	$0.120	84.0184
March 13, 2015	$0.120	85.2216
May 21, 2015	$0.125	86.3738
August 14, 2015	$0.125	87.4349
November 24, 2015	$0.125	88.6790
March 10, 2016	$0.125	90.5311

(1) Per $1,000 principal amount.

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

•
upon the occurrence of specified corporate events as defined in the indenture (e.g. consolidations, mergers, a binding share exchange or the transfer or lease of all or substantially all of our assets).

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
We determined the initial carrying value of the liability component of the Convertible Notes to be $298.7 million based on the fair value of a similar liability that does not have any associated conversion feature. We used our Senior Notes Due 2020 issued in May 2014 as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes will be amortized over the term of the Convertible Notes under the effective interest method and recorded as part of financial expenses. The residual value of $61.3 million (the conversion feature) was recorded to additional paid-in capital.
In July 2015, we repurchased $1.5 million face value of our Convertible Notes at an average price of $1,088.10 per $1,000 principal amount. As a result of this transaction, we reduced the liability and equity components of the Convertible Notes by $1.3 million and $0.4 million, respectively and recorded a gain of $46,273. We also wrote off $30,880 of deferred financing fees as a result of this transaction.
The carrying values of the liability component of the Convertible Notes as of December 31, 2015 and 2014, were $313.8 million and $304.0 million, respectively. We incurred $8.5 million of coupon interest and $11.1 million of non-cash accretion of our Convertible Notes during the year ended December 31, 2015. We incurred $4.3 million of coupon interest and $5.3 million of non-cash accretion of our Convertible Notes during the year ended December 31, 2014.
We were in compliance with the covenants related to the Convertible Notes as of December 31, 2015.
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
The Senior Notes Due 2017 bear interest at a coupon rate of 7.50% per year, payable quarterly in arrears on the 15th day of January, April, July and October of each year, commencing on January 15, 2015. The Senior Notes Due 2017 are redeemable at our option, in whole but not in part, at any time at our option, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.
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

The outstanding balance was $51.75 million as of December 31, 2015 and December 31, 2014 and we were in compliance with the financial covenants as of those dates.
Finance Lease Accounting
In July 2015, we entered into an agreement with an unrelated third-party to purchase STI Lombard, an LR2 product tanker, which was, at the time, under construction at DSME for approximately $59.0 million. As part of this agreement, we agreed to make a deposit of $5.9 million and to bareboat charter-in the vessel for up to nine months, at $10,000 per day. STI Lombard was delivered to us under the bareboat charter-in agreement in August 2015. We are obligated to take ownership of the vessel and pay the remaining amount of the purchase price of $53.1 million at the conclusion of the bareboat charter in April 2016 (or at any point prior, at the Company's discretion). This agreement is being accounted for as a finance lease.
As of December 31, 2015, the finance lease liability balance was $53.4 million. The future minimum lease payments required under the lease at December 31, 2015 are as follows:

In thousands of U.S. dollars	As of December 31, 2015
Total minimum lease payments - 2016	54,335
Less amount representing interest	(963)
Future net minimum lease payments	$53,372

The asset recorded under the finance lease is included in Vessels and drydock and consists of the following at December 31, 2015:

	As of December 31,
In thousands of U.S. dollars	2015	2014
Vessel and Drydock	$60,974	—
Accumulated depreciation	(910)	—
	$60,064	$—

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
In March 2014, as a result of the sales of Noemi and Senatore and corresponding debt repayment, we reduced the notional amount on three interest rate swaps relating to the 2010 Revolving Credit Facility to $30.0 million from $51.0 million. As a result of the reduction, we made a repayment of $0.3 million to settle the liability outstanding as of the date of settlement, and we recognized a realized gain on derivative financial instruments of $0.02 million.
The interest rate swaps relating to the 2011 Credit Facility qualified for hedge accounting during the years ended December 31, 2015, 2014 and 2013. Accordingly, changes in their fair value, which the hedge is deemed to be effective, were recognized directly in other comprehensive income or loss. Changes in their fair value for any portion deemed to be ineffective were recognized in the consolidated statement of income. The interest rate swaps relating to the 2010 Revolving Credit Facility were accounted for at fair value with any resultant gains or losses recognized in the consolidated statements of income during the years ended December 31, 2015, 2014 and 2013.
In March 2015, we terminated the three interest rate swaps under our 2010 Revolving Credit Facility. As a result, we made a repayment of $0.1 million to settle the liability and recognized a realized gain of $0.1 million during the year ended December 31, 2015. Additionally, the three interest rate swaps under our 2011 Credit Facility expired in June 2015.

Profit or loss sharing agreements
In July 2012, we entered into a profit or loss sharing arrangement on the earnings of an LR1 product tanker that was not owned or operated by us. The agreement stipulated that 50% of the profits and losses were shared with the counterparty. The counterparty to this agreement was time chartering-in this vessel for a period of six months at $12,750 per day and this agreement expired in January 2013.

In September 2012, we took delivery of an LR1 product tanker, FPMC P Eagle, on a time charter-in arrangement for one year at $12,800 per day. We also entered into a profit and loss sharing arrangement whereby 50% of the profits and losses relating to this vessel above or below the charterhire rate were shared with a third-party who neither owns nor operates FPMC P Eagle. The profit or loss agreement expired on October 2013.

In February 2015, we took delivery of an LR2 product tanker, Densa Crocodile, on a time charter-in arrangement for one year at $21,050 per day with an option to extend the charter for an additional year at $22,600 per day. We also entered into a profit and loss sharing agreement whereby 50% of the profits and losses relating to this vessel above or below the charterhire rate will be shared with a third-party who neither owns nor operates this vessel.

These agreements were treated as derivatives, recorded at fair value with any resultant gain or loss recognized in the statements of income or loss. Changes in fair value were recorded as unrealized gains and losses on derivative financial instruments and actual earnings were recorded as realized gains or losses on derivative financial instruments, within the consolidated statement of income. The fair value of these instruments was determined by comparing published time charter rates to the charterhire rate and discounting those cash flows to their estimated present value.

The following table summarizes the fair value of our derivative financial instruments as of December 31, 2015 and 2014, which are included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2015	2014
Liabilities
Derivative financial instrument (interest rate swap - current)	$—	$(205)
Derivative financial instrument (profit and loss agreement - current)	(1,175)	—
Derivative financial instrument (profit and loss agreement - non-current)	(80)	—
Total liabilities	$(1,255)	$(205)

Equity Issuances
In February 2013, we closed on the sale 30,672,000 newly issued shares of common stock in a registered direct placement of common shares at an offering price of $7.50 per share. We received net proceeds of $222.1 million, after deducting placement agents’ discounts and offering expenses.
In March 2013, we closed on the sale 29,012,000 newly issued shares of common stock in a registered direct placement of common shares at an offering price of $8.10 per share. We received net proceeds of $226.8 million, after deducting placement agents’ discounts and offering expenses.
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
In May 2015, we closed on the sale of 15,000,000 newly issued shares of common stock in an underwritten offering of common shares at an offering price of $9.30 per share. In addition, the underwriters also exercised a portion their over-allotment option to purchase 2,177,123 additional common shares at the offering price. We received aggregate net proceeds of $152.1 million after deducting underwriters’ discounts and offering expenses.
Capital Expenditures
Vessel Acquisitions and Dispositions
Activity During the Year Ended December 31, 2014
In March 2014, we sold seven Very Large Crude Carriers, or VLCCs, under construction to an unrelated third party. As a result of the sale, we received net proceeds of $141.7 million, and recorded a gain of $51.4 million. The book value of these assets at the time of sale was $90.3 million.

In March and April 2014, respectively, we sold Noemi and Senatore for aggregate net proceeds of $42.5 million. As part of these sales, we repaid $22.5 million on our 2010 Revolving Credit Facility in March 2014.

In April 2014, we sold STI Spirit for net proceeds of $29.5 million. As part of this sale, we repaid all amounts due under the STI Spirit Credit Facility of $21.4 million.

In May 2014, we paid additional cash consideration of $4.7 million to the counterparties of the 2013 transaction to acquire four MR product tankers in exchange for 3,611,809 shares based on subsequent changes to our share price.

In August 2014, we reached an agreement with an unrelated third-party to purchase an MR product tanker that was then under construction, STI St. Charles. The purchase price of the vessel was $37.1 million and we took delivery of this vessel in September 2014.
In November 2014, we reached an agreement with an unrelated third-party to purchase two LR2 product tankers under construction at DHSC for approximately $60.0 million each. These vessels, STI Rose and STI Alexis, were delivered in January and February 2015, respectively.
In December 2014, we reached an agreement with Scorpio Bulkers, a related party, to purchase newbuilding contracts for four LR2 product tankers to be constructed at shipyards in South Korea and options to purchase two additional LR2 newbuilding contracts. The purchase price for each of the four LR2 newbuilding contracts was $51.0 million with deliveries scheduled in each quarter of 2016. The options to acquire two additional LR2 product tankers expired unexercised in 2015. The independent members of our Board of Directors unanimously approved this transaction with Scorpio Bulkers.

In December 2014, we designated STI Heritage and STI Harmony as held for sale. As part of this designation, we recorded a $3.9 million write-down to remeasure these vessels at their fair value less estimated costs to sell. Their revised aggregate carrying amount of $59.0 million was then reclassified from ‘Vessels’ to ‘Vessels Held for Sale’ on the consolidated balance sheet as of December 31, 2014.

Activity During the Year Ended December 31, 2015 and through March 17, 2016
In March 2015, we sold Venice to an unrelated third-party for net proceeds of $12.6 million. As a result of this sale, we recognized a gain of $0.7 million and repaid $6.1 million on our 2010 Revolving Credit Facility.

In April 2015, we sold STI Heritage and STI Harmony to an unrelated third-party for aggregate net proceeds of $60.3 million and recorded an aggregate gain of $1.3 million.  This gain relates to lower than expected closing costs incurred relating to the closing of the sales of each vessel. As a result of these sales, we made an aggregate repayment of $25.6 million on our 2010 Revolving Credit Facility and wrote-off $21,465 of deferred financing fees.

In May 2015, we reached agreements with two unrelated third parties to purchase an aggregate of four LR2 product tankers, which were under construction at SSME and DHSC, for $60.0 million each.  STI Spiga and STI Savile Row were delivered in June 2015 and STI Kingsway and STI Carnaby were delivered in August and September 2015, respectively.

In July 2015, we entered into an agreement with an unrelated third-party to purchase a 2014 built MR product tanker, STI Memphis, for approximately $37.1 million. The vessel was delivered to us in August 2015.

In July 2015, we entered into an agreement with an unrelated third-party to purchase STI Lombard, an LR2 product tanker, which was, at the time, under construction at DSME, for approximately $59.0 million. As part of this agreement, we agreed to make a deposit of $5.9 million and to bareboat charter-in the vessel for up to nine months, at $10,000 per day. STI Lombard was delivered to us under the bareboat charter-in agreement in August 2015. We are obligated to take ownership of the vessel and pay the remaining amount of the purchase price of $53.1 million at the conclusion of the bareboat charter in April 2016 (or at any point prior, at the Company's discretion). This agreement is being accounted for as a finance lease as further described in Note 11 to our Consolidated Financial Statements included herein.
In July 2015, we reached an agreement with an unrelated third party to purchase an MR product tanker, STI Black Hawk that was under construction at HMD for approximately $37.0 million. The vessel was delivered to us in September 2015.

In August 2015, we signed contracts with HMD to construct four MR product tankers for $35.8 million per vessel with deliveries scheduled in 2017. As part of this agreement, we received options to construct up to ten additional MR product tankers with fixed delivery dates and at fixed prices.

In October 2015, we exercised four of the options received from HMD and signed agreements to construct four MR product tankers for $36.0 million each, with deliveries scheduled in the third and fourth quarters of 2017.

In October 2015, we sold STI Highlander to an unrelated third-party for net proceeds of $17.9 million and recorded a loss of $2.1 million. There was no debt repayment resulting from this transaction as this vessel was not collateralized under any of our credit facilities at the time of sale.
In December 2015, four options to construct MR product tankers with HMD expired unexercised. As a result, we wrote-off $0.7 million for deposits made on these vessels during the year ended December 31, 2015.
Agreement to Sell Five MR Product Tankers

In February 2016, we reached an agreement with an unrelated third party to sell five 2014 built MR product tankers (STI Lexington, STI Powai, STI Chelsea, STI Olivia and STI Mythos) for approximately $33.3 million each. The sale of STI Lexington closed in March 2016 and the sales of the remaining four vessels are expected to close by June 2016. As a result of the closing of the sale of STI Lexington, we repaid $18.4 million on our K-Sure Credit Facility and expect to write-off $0.7 million of deferred financing fees during the first quarter of 2016. We expect to record an aggregate write-down on the sales of all five vessels of approximately $3.2 million during the first quarter of 2016 in connection with these transactions. We also expect to write-off an aggregate of approximately $2.6 million of deferred financing fees for the sales of the four vessels that have not closed as of March 17, 2016. These fees will be written-off on or around the closing date of each sale (when the corresponding debt is repaid).

Newbuilding Program

During the period from January 1, 2015 through March 17, 2016, we took delivery of 26 vessels under our Newbuilding Program. We currently have contracts for the construction of 12 newbuilding product tankers with various shipyards, consisting of (i) eight MR product tankers with HMD for an aggregate purchase price of $287.5 million, (ii) two LR2 product tankers with DHSC for an aggregate purchase price of $102.0 million and (iii) two LR2 product tankers with SSME for an aggregate purchase price of $102.0 million. The four LR2s are expected to be delivered to us throughout 2016 (one per quarter) and the eight MRs are expected to be delivered to us throughout 2017. As of March 17, 2016, we have made total payments in the amount of $172.6 million in cash under these shipbuilding contracts. We are obligated to pay remaining yard installments in the amount of $318.9 million before we take possession of all of these vessels.
Set forth in the table below is certain information regarding the vessels we acquired under our Newbuilding Program during the period from January 1, 2015 through March 17, 2016.

Month
	Name	Delivered	Type
1	STI Tribeca	January 2015	MR
2	STI Hammersmith	January 2015	Handymax
3	STI Rotherhithe	January 2015	Handymax
4	STI Rose	January 2015	LR2
5	STI Gramercy	January 2015	MR
6	STI Veneto	February 2015	LR2
7	STI Alexis	February 2015	LR2
8	STI Bronx	February 2015	MR
9	STI Pontiac	March 2015	MR
10	STI Manhattan	March 2015	MR
11	STI Winnie	March 2015	LR2
12	STI Oxford	April 2015	LR2
13	STI Queens	April 2015	MR
14	STI Osceola	April 2015	MR
15	STI Lauren	May 2015	LR2
16	STI Connaught	May 2015	LR2
17	STI Notting Hill	May 2015	MR
18	STI Spiga	June 2015	LR2
19	STI Seneca	June 2015	MR
20	STI Savile Row	June 2015	LR2
21	STI Westminster	June 2015	MR
22	STI Brooklyn	July 2015	MR
23	STI Kingsway	August 2015	LR2
24	STI Lombard	August 2015	LR2	(1)
25	STI Carnaby	September 2015	LR2
26	STI Black Hawk	September 2015	MR
(1) STI Lombard was delivered in August 2015 under a bareboat charter-in agreement for up to nine months at $10,000 per day that expires in April 2016. We have the obligation to purchase the vessel for $53.1 million at the conclusion of the bareboat charter.

Our remaining commitments under our newbuilding construction contracts as of March 17, 2016 are as follows:*

In millions of U.S. Dollars
Q1 2016 - installment payments made	$56.9
Q1 2016 - remaining installment payment	15.3
Q2 2016	74.7
Q3 2016	36.7
Q4 2016	44.0
Q1 2017	57.3
Q2 2017	46.6
Q3 2017	54.1
Q4 2017	43.3

Total	$428.9
* These are estimates only and are subject to change as construction progresses.

Chartered-in Fleet

Set forth below is certain information regarding our chartered-in fleet as of March 17, 2016.

	Name	Year built	Type	Delivery (1)	Charter Expiration	Rate ($/ day)

1	Kraslava	2007	Handymax	January-11	May-16	14,150
2	Krisjanis Valdemars	2007	Handymax	February-11	May-16	14,150
3	Iver Prosperity	2007	Handymax	September-13	April-16	13,500
4	Miss Mariarosaria	2011	MR	May-15	May-16	15,250	(2)
5	Vukovar	2015	MR	May-15	May-18	17,034
6	Targale	2007	MR	May-12	May-16	15,200	(3)
7	Gan-Trust	2013	MR	January-13	January-17	17,500	(4)
8	Hellespont Progress	2006	LR1	March-14	March-16	16,250	(5)
9	Densa Crocodile	2015	LR2	February-15	February-17	22,600	(6)
10	Densa Alligator	2013	LR2	September-13	September-16	24,875	(7)
11	STI Lombard	2015	LR2	August-15	May-16	10,000	(8)

	Time Charters That Expired Through March 17, 2016
1	USMA	2007	MR	January-13	January-15	14,500
2	FPMC P Ideal	2012	LR2	January-13	January-15	15,500
3	Fair Seas	2008	LR2	January-13	March-15	17,500
4	Southport	2008	LR2	December-13	February-15	15,700
5	Jinan	2003	Handymax	April-13	April-15	12,600
6	Nave Orion	2013	MR	March-13	April-15	14,300
7	FPMC P Hero	2011	LR2	April-13	May-15	15,500
8	Histria Azure	2007	Handymax	April-12	June-15	13,550
9	SN Azzurra	2003	LR1	December-13	June-15	13,600
10	SN Federica	2003	LR1	February-13	September-15	12,500
11	Khawr Aladid	2006	LR2	August-13	August-15	15,400
12	Histria Coral	2006	Handymax	July-11	October-15	13,550
13	Swarna Jayanti	2010	LR2	March-14	October-15	16,250
14	FPMC P Eagle	2009	LR1	September-12	October-15	14,525
15	Histria Perla	2005	Handymax	July-11	November-15	13,550
16	King Douglas	2008	LR1	August-13	January-16	15,000

(1)	Represents delivery date or estimated delivery date.

(2)	We have an option to extend the charter for an additional year at $16,350 per day.

(3)	We have an option to extend the charter for an additional year at $16,200 per day.

(4)	In October 2015, we extended the charter for an additional year at $17,500 per day effective January 2016. We have an option to extend the charter for an additional year at $18,000 per day.

(5)	In February 2016, we extended the charter for an additional year at $17,250 per day effective March 2016.

(6)
In November 2015, we extended the charter for an additional year at $22,600 per day effective February 2016. We have entered into an agreement with a third-party whereby we split all of the vessel's profits and losses above or below the daily base rate.

(7)	We have an option to extend the charter for an additional year at $26,925 per day.

(8)
This vessel was delivered in August 2015 under a bareboat charter-in agreement for $10,000 per day for up to nine months. We are obligated to take ownership of the vessel, and pay the remaining 90% of the contract price, at the conclusion of the bareboat charter (or at any point prior, at our discretion).

In March 2016, we entered into time charter-in agreements with an unrelated third party on three ice class 1A Handymax product tankers. Each agreement is for three years at $15,600 per day and we have two consecutive one year options to extend the agreements at $16,500 per day and $17,500 per day, respectively. These time charters are expected to commence by the end of March 2016. In addition, we have the option to time charter-in up to four additional ice class 1A Handymax product tankers under the same terms.

Drydock
During 2014, Venice was drydocked for a cost $1.3 million and was off-hire for 26 days. During 2015, none of our vessels were drydocked.
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
Dividends
Our board of directors declared the following quarterly cash dividends in 2013, 2014, 2015 and through March 17, 2016:

Dividends	Date
per share	Paid
$0.025	June 25, 2013
$0.035	September 25, 2013
$0.07	December 18, 2013
$0.08	March 26, 2014
$0.09	June 12, 2014
$0.10	September 10, 2014
$0.12	December 12, 2014
$0.12	March 30, 2015
$0.125	June 10, 2015
$0.125	September 4, 2015
$0.125	December 11, 2015
$0.125	March 30, 2016	*
* Dividend is scheduled to be paid on March 30, 2016.

The declaration and payment of dividends is subject at all times to the discretion of our board of directors. Please see “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy.”

2015 Securities Repurchase Program
 In May 2015, our board of directors authorized a new securities repurchase program (which we refer to as our Securities Repurchase Program) to purchase up to an aggregate of $250 million of the Company's common stock and bonds, which currently consists of our (i) Convertible Notes, (ii) Senior Notes Due 2020 (NYSE: SBNA) and (iii) Senior Notes Due 2017 (NYSE: SBNB). This program replaces our stock buyback program that was previously announced in July 2014 and was terminated in conjunction with this new repurchase program.
During the year ended December 31, 2015, we have acquired the following:

•
an aggregate of 8,273,709 of our common shares that are being held as treasury shares at an average price of $9.19 per share (7,527,070 shares were purchased at an average price at $9.32 under the Securities Repurchase Program; the remaining shares were purchased in the first quarter of 2015 under the previous buyback program).

•	$1.5 million face value of our Convertible Notes at an average price of $1,088.10 per $1,000 principal amount (all of the Convertible Notes were purchased under the Securities Repurchase Program).

From January 1, 2016 through March 17, 2016, we acquired an aggregate of 2,299,606 of our common shares that are being held as treasury shares at an average price of $5.96 per share.

We had $164.5 million remaining under our Securities Repurchase Program as of March 17, 2016. We expect to repurchase these shares in the open market, at times and prices that are considered to be appropriate by us, but we are not obligated under the terms of the program to repurchase any shares.

As of December 31, 2015, we had 175,335,400 shares outstanding and as of March 17, 2016, we had 173,035,794 shares outstanding. These shares provide the holders with rights to dividends and voting rights.

C. Research and Development, Patents and Licenses, Etc.
Not applicable.
D. Trend Information
See “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry.”
E. Off-Balance Sheet Arrangements
As of December 31, 2015, we were committed to make charter-hire payments to third parties for certain chartered-in vessels. These arrangements are accounted for as operating leases. Additionally, we are committed to make payments on our newbuilding vessel orders. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for further information.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our total contractual obligations at December 31, 2015:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Secured bank loans(1)	$128,285	$333,740	$658,652	$512,433
Estimated interest payments on secured bank loans(2)	58,627	121,261	80,898	13,455
Bank loans - commitment fees(3)	767	153	—	—
Time charter-in commitments(4)	38,033	9,399	—	—
Derivative financial instruments - profit or loss agreement(5)	1,200	83	—	—
Technical management fees(6)	23,063	23,000	—	—
Commercial management fees(7)	10,312	10,284	—	—
Newbuilding installments (8)	227,571	201,281	—	—
Convertible Notes(9)	—	—	358,500	—
Convertible Notes - estimated interest payments(10)	8,516	17,029	8,514	—
Senior unsecured notes(11)	—	51,750	53,750	—
Senior unsecured notes - estimated interest payments(12)	7,509	11,138	5,412	—
Finance lease(13)	54,335	—	—	—
Total	$558,218	$779,118	$1,165,726	$525,888

(1)	Represents principal payments due on our secured credit facilities based on our outstanding borrowings as of December 31, 2015.

(2)
Represents estimated interest payments on our secured credit facilities. These payments were estimated by taking into consideration the margin on each credit facility and the forward curve calculated from the term structure of interest swap rates as published by the US Federal Reserve as of December 31, 2015.

The forward curve was calculated as follows as of December 31, 2015:

Year 1	0.86%
Year 2	1.46%
Year 3	1.88%
Year 4	2.12%
Year 5	2.28%
Year 6	2.41%	(1)
Year 7	2.64%

(1)	The US Federal Reserve does not publish six year swap rates. As such, we interpolated the year six forward rate using an average of the five and seven year US Federal Reserve published swap rates.
The margins on each credit facility that have amounts outstanding at December 31, 2015 are as follows:

Facility	Margin
2011 Credit Facility	3.50%
Newbuilding Credit Facility	2.70%
2013 Credit Faculty	3.50%
KEXIM	3.25%
KEXIM Commercial Tranche	3.25%	(1)
KEXIM Guarantee Notes	1.70%
K-Sure	2.25%
K-Sure Commercial Tranche	3.25%	(2)
ING Credit Facility	1.95%
ABN AMRO Credit Facility	2.15%
BNP Paribas Credit Facility	1.95%

(1)
Borrowings under the KEXIM Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date.

(2)
Borrowings under the K-Sure Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche.

Interest was then estimated using the above mentioned rates multiplied by the amounts outstanding under our various credit facilities using the balance as of December 31, 2015 and taking into consideration the scheduled amortization of such facilities going forward until maturity.

(3)
As of December 31, 2015, a commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of our ING Credit Facility and BNP Paribas Credit Facility and a commitment fee equal to 1% of the amounts available is payable on the unused daily portion of our Credit Suisse Credit Facility. Our 2011 Credit Facility, Newbuilding Credit Facility, 2013 Credit Facility, KEXIM Credit Facility, K-Sure Credit Facility and ABN AMRO Credit Facility were fully drawn as of December 31, 2015.

(4)	Represents amounts due under our time charter-in agreements as of December 31, 2015.

(5)
Represents estimated payments related to a profit and loss sharing arrangement whereby 50% of the profits and losses relating to Densa Crocodile, above or below the charterhire rate, are shared with a third-party that neither owns nor operates this vessel. This amount is estimated by comparing published time charter rates as of December 31, 2015 to the charterhire rate in the agreement.

(6)
We pay our technical manager, SSM, $685 per day per owned vessel. These fees are subject to a two year notice period under our technical management agreement which would be due and payable upon the sale of a vessel.

(7)
We pay our commercial manager, SCM, $250 per vessel per day for LR2 vessels, $300 per vessel per day for LR1 vessels, $325 per vessel per day for MR and Handymax vessels plus a 1.50% commission on gross revenue for vessels that are in one of the Scorpio Group Pools. When the vessels are not in the pools, SCM charges fees of $250 per vessel per day for the LR1 and LR2 vessels, $300 per vessel per day for the Handymax and MR vessels plus a 1.25% commission on gross revenue. These fees are subject to a two year notice period under our commercial management agreement which would be due and payable upon the sale of a vessel (including estimated commissions). Commissions have been excluded from the above table due to the variable nature of the amounts.

(8)	Represents obligations under our agreements with HMD, DHSC and SSME for the construction of 12 vessels under our Newbuilding Program as of December 31, 2015.

(9)	Represents the principal due at maturity on our Convertible Notes as of December 31, 2015.

(10)	Represents estimated interest payments on our Convertible Notes. The Convertible Notes bear interest at a coupon rate of 2.375% per annum and mature in July 2019.

(11)	Represents the principal due at maturity on our Senior Unsecured Notes Due 2020 and our Senior Unsecured Notes Due 2017 as of December 31, 2015.

(12)
Represents estimated interest payments on our Senior Unsecured Notes Due 2020 and our Senior Unsecured Notes Due 2017 as of December 31, 2015. These notes bear interest at coupon rates of 6.75% and 7.50%, respectively.

(13)	Represents the remaining minimum lease payments under our finance lease for STI Lombard.

G. Safe Harbor
See “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers as of the date of this annual report. Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The terms of our Class I directors expire at the 2017 annual meeting of shareholders, the terms of our Class II directors expire at the 2018 annual meeting of shareholders, and the terms of our Class III directors expire at the 2016 annual meeting of shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., 9, Boulevard Charles III, Monaco 98000.
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

Name	Age	Position
Emanuele A. Lauro	37	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	55	President and Class II Director
Cameron Mackey	47	Chief Operating Officer and Class III Director
Brian Lee	49	Chief Financial Officer
Filippo Lauro	39	Vice President
Luca Forgione	39	General Counsel
Anoushka Kachelo	36	Secretary
Alexandre Albertini	39	Class III Director
Ademaro Lanzara	73	Class I Director
Donald C. Trauscht	82	Class II Director
Marianne Økland	53	Class III Director
Jose Tarruella	44	Class II Director

Effective as of March 9, 2016, Mr. Sergio Gianfranchi retired from his position as Vice President, Vessel Operations of the Company.

Biographical information concerning the directors and executive officers listed above is set forth below.
Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company's founder, serves and has served as Chairman, and Chief Executive Officer since the closing of our initial public offering in April 2010. Mr. Lauro also co-founded and serves as Chairman and Chief Executive Officer of Scorpio Bulkers, which was formed in 2013. He joined the Scorpio group of companies, or the Scorpio Group, in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro’s leadership, Scorpio Group has grown from an owner of three vessels in 2003 to become a leading operator and manager of approximately 200 vessels in 2016. Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Group Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. Mr. Lauro has a degree in international business from the European Business School, London. Mr. Lauro is the brother of the Company’s Vice President, Mr. Filippo Lauro.
Robert Bugbee, President and Director
Robert Bugbee serves and has served as a Director and President since the closing of our initial public offering in April 2010. He has more than 25 years of experience in the shipping industry. Mr. Bugbee also co-founded and serves as President and Director of Scorpio Bulkers. He joined the Scorpio Group in February 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000, and Senior Vice President from August 1995 to June 1998. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical beginning 1987 for the M.I.B. Program at the Norwegian School for Economics and Business administration in Bergen. He has a Fellowship from the International Shipbrokers Association and a B.A. (Honors) from London University.

Cameron Mackey, Chief Operating Officer and Director
Cameron Mackey serves and has served as Chief Operating Officer since the closing of our initial public offering in April 2010 and as a Director since May 2013. Mr. Mackey also serves as Chief Operating Officer of Scorpio Bulkers. He joined Scorpio Group in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio Group, he was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
Brian Lee, Chief Financial Officer
Brian Lee serves and has served as Chief Financial Officer since the closing of our initial public offering in April 2010. He joined Scorpio Group in April 2009 where he continues to serve in a senior management position. He has been employed in the shipping industry since 1998. Prior to joining Scorpio Group, he was the Controller of OMI from 2001 until the sale of the company in 2007. Mr. Lee has an M.B.A. from the University of Connecticut and has a B.S. in Business Administration from the University at Buffalo, State University of New York.
Filippo Lauro, Vice President
Mr. Filippo Lauro serves and has served as an executive officer of the Company with the title of Vice President since May 27, 2015. He joined Scorpio Group in 2010 and has continued to serve there in a senior management position. Prior to joining Scorpio Group, Mr. Lauro was the founder of and held senior executive roles in several private companies, both in his native Italy and abroad, primarily active in real estate, golf courses and resorts development. Mr. Lauro is the brother of the Company’s Chairman and Chief Executive Officer, Mr. Emanuele Lauro.

Luca Forgione, General Counsel
Luca Forgione serves and has served as General Counsel since the closing of our initial public offering in April 2010 and has served as Secretary until December 2, 2013. Mr. Forgione also serves as General Counsel of Scorpio Bulkers. He joined Scorpio Group in August 2009 where he continues to serve as General Counsel. He is licensed as a lawyer in his native Italy and as a Solicitor of the Supreme Court of England & Wales. Mr. Forgione has more than ten years of shipping industry experience and has worked in the fields of shipping, offshore logistics, commodity trading and energy since the beginning of his in-house career, most recently with Constellation Energy Commodities Group Ltd. in London, and now part of Exelon (NYSE: EXC) from 2007 to 2009, and previously with Coeclerici S.p.a. in Milan from 2004 to 2007. He has experience with all aspects of the supply chain of drybulk and energy commodities (upstream and downstream), and has developed considerable understanding of the regulatory and compliance regimes surrounding the trading of physical and financial commodities as well as the owning, managing and chartering of vessels. Mr. Forgione was a Tutor in International Trade Law and Admiralty Law at University College London (U.K.) and more recently a Visiting Lecturer in International Trade Law at King’s College (U.K.). He has a Master’s Degree in Maritime Law from the University of Southampton (U.K.) and a Law Degree from the University of Genoa (Italy).
Anoushka Kachelo, Secretary
Anoushka Kachelo serves and has served as our Secretary since December 2, 2013. Mrs. Kachelo also serves as Secretary of Scorpio Bulkers. She joined Scorpio Group in September 2010 as Senior Legal Counsel. Mrs. Kachelo is a Solicitor of the Supreme Court of England & Wales and has worked in the fields of commodity trading, energy and asset finance. Prior to joining the Scorpio Group, Mrs. Kachelo was Legal Counsel for the Commodities Team at JPMorgan (London) and prior to that in private practice for the London office of McDermott Will & Emery and Linklaters. She has a BA in Jurisprudence from the University of Oxford (U.K.).
Alexandre Albertini, Director
Alexandre Albertini serves and has served on our board of directors since the closing of our initial public offering in April 2010. Mr. Albertini has more than 19 years of experience in the shipping industry. He has been employed by Marfin Management SAM, a drybulk ship management company, since 1997 and has served as its CEO since October 2010. Marfin operates nine vessels, providing services such as technical, commercial, and crew management as well as insurance, legal, financial, and information technology. He also serves as President of Ant. Topic srl, a vessel and crewing agent based in Trieste, Italy. Mr. Albertini serves on the board of a private company in addition to various trade associations; BIMCO, Monaco Chamber of Shipping, Intermanager, FEDEM and was recently appointed as a Director of The Steamship Mutual Underwriting Association (Bermuda) Limited.

Ademaro Lanzara, Director
Ademaro Lanzara serves and has served on our board of directors since the closing of our initial public offering in April 2010. Mr. Lanzara has served as Chairman of BPV Finance (International) Plc Dublin, a subsidiary of Banca Popolare di Vicenza, Italy, since 2008. He has also served as the deputy Chairman and Chairman of the Audit Committee of Cattolica Life Inc. Dublin since 2011, Chairman of BPVI Fondi Sgr SpA, Milano from April 2012 until November 2013 and Chairman of NEM Sgr SpA Vicenza since November 2013. From 1963 to 2006, Mr. Lanzara held a number of positions with BNL spa Rome, a leading Italian banking group, including Deputy Group CEO, acting as the Chairman of the Credit Committee and Chairman of the Finance Committee. He also served as Chairman and/or director of a number of BNL controlled banks or financial companies in Europe, the United States and South America. He formerly served as a director of each of Istituto dell’Enciclopedia Italiana fondata da Giovanni Treccani Spa, Rome, Italy, the Institute of International Finance Inc. in Washington DC, Compagnie Financiere Edmond de Rothschild Banque, in Paris, France, ABI—Italian Banking Association in Rome, Italy, FITD—Interbank deposit Protection Fund, in Rome, Italy, ICC International Chamber of Commerce Italian section, Rome, Italy and Co-Chairman Round Table of Bankers and Small and Medium Enterprises, European Commission, in Brussels, Belgium. Mr. Lanzara has an economics degree (graduated magna cum laude) from the University of Naples, a law degree from the University of Naples and completed the Program for Management Development (PMD) at Harvard Business School.
Donald C. Trauscht, Director
Donald C. Trauscht serves and has served on our board of directors since the closing of our initial public offering in April 2010. Mr. Trauscht has served as the Chairman of BW Capital Corporation, a private investment company, since 1996. From 1967 to 1995, Mr. Trauscht held a number of positions at Borg-Warner Corporation, including Chairman and Chief Executive Officer. While at Borg Warner, Mr. Trauscht supervised an annual capital budget of $250 million and was responsible for risk assessment decisions involving the company’s investments. He has participated in acquisitions, divestments, financings, public offerings and other transactions whose combined value is over $30 billion. Mr. Trauscht is a director of Esco Technologies Inc., Hydac International Corporation and Bourns Inc. He formerly served as a director of Baker Hughes Inc., Cordant Technologies Inc., Blue Bird Corporation, Imo Industries Inc., Mannesmann Capital Corporation, Wynn International Inc., Recon Optical Inc., Global Motorsport Group Inc., OMI Corporation, IES Corporation, NSK-Warner Ltd. and Eyes for Learning LLC. He has served as the Chairman, Lead Director, and Audit Committee, Compensation Committee, and Governance Committee Chairman at numerous public and private companies.
Marianne Økland, Director
Marianne Økland serves and has served on our board of directors since April 2013. Ms. Økland is also a Managing Director of Avista Partners, a London based consultancy company that provides advisory services and raises capital. In addition, she is a non-executive director at each of Islandsbanki (Iceland), IDFC Limited, IDFC NOFHC and IDFC Alternatives (India). She also serves on the Audit Committees of IDFC Limited and Islandsbanki. Previously, she was a non-executive director at NLB (Slovenia). Between 1993 and 2008, Ms. Økland held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring. Ms. Økland has led many transactions for large Nordic banks and insurance companies, including some of the most significant mergers and acquisitions in these sectors. Between 1990 and 1993, Ms. Økland headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments. Ms. Økland holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.
Jose Tarruella, Director
Jose Tarruella serves and has served on our board since May 2013. Mr. Tarruella is also the founder and Chairman of Camino de Esles s.l., a high-end restaurant chain with franchises throughout Madrid, Spain, since 2007. Prior to forming Camino de Esles, Mr. Tarruella was a Director in Group Tragaluz, which owns and operates restaurants throughout Spain. Mr. Tarruella also acts as a consultant for the Spanish interests of Rank Group plc (LSE: RNK.L) a leading European gaming-based entertainment business. He has been involved in corporate relations for Esade Business School in Madrid. He earned an International MBA from Esade Business School in Barcelona and an MA from the University of Navarre in Spain.

B. Compensation
We paid an aggregate compensation of $42.5 million, $31.0 million and $15.7 million to our senior executive officers in 2015, 2014, and 2013, respectively. Executive management remuneration was as follows during these periods:

	For the year ended December 31,
In thousands of US dollars	2015	2014	2013
Short-term employee benefits (salaries)	$15,601	$7,454	$5,433
Share-based compensation (1)	26,911	23,553	10,274
Total	$42,512	$31,007	$15,707

(1)	Represents the amortization of restricted stock issued under our equity incentive plans. See Note 14 to our Consolidated Financial Statements included herein for further description.

Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus an additional fee of $10,000 for each committee on which a director serves plus an additional fee of $25,000 for each committee for which a director serves as Chairman, per year, plus an additional fee of $35,000 to the lead independent director, plus $2,000 for each meeting, plus reimbursements for actual expenses incurred while acting in their capacity as a director. During the year ended December 31, 2015 and 2014, we paid an aggregate compensation of $0.8 million and $0.8 million to our directors, respectively. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under “—2010 Equity Incentive Plan and 2013 Equity Incentive Plan.”
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
2010 Equity Incentive Plan
In 2010, we adopted an equity incentive plan, which we refer to as the 2010 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates were eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. The 2010 Equity Incentive Plan is administered by our compensation committee. We reserved a total of 1,148,916 common shares for issuance under the plan. There are no shares remaining available for issuance under the 2010 Equity Incentive Plan.
Under the terms of the 2010 Equity Incentive Plan, stock options and stock appreciation rights granted under the plan have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights are exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.
The restricted shares granted under the 2010 Equity Incentive Plan are subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator. Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the 2010 Equity Incentive Plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.
Our board of directors may amend or terminate the 2010 Equity Incentive Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the 2010 Equity Incentive Plan expires ten years from the date it was adopted.
2013 Equity Incentive Plan

In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 5,000,000 common shares for issuance under the plan which was subsequently revised as follows:

•	In October 2013, we reserved an additional 6,376,044 common shares, par value $0.01 per share, for issuance pursuant to the plan. All other terms of the plan remained unchanged.

•	In September 2014, we reserved an additional 1,088,131 common shares, par value $0.01 per share, for issuance pursuant to the plan. All other terms of the plan remained unchanged.

•	In May 2015, we reserved an additional 1,755,443 common shares, par value $0.01 per share, for issuance pursuant to the plan. All other terms of the plan remained unchanged.

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

In the second quarter of 2013, we issued 4,610,000 shares of restricted stock to our employees and 390,000 shares to our independent directors for no cash consideration. The weighted average share price on the issuance dates was $8.69 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vested on March 10, 2016, (ii) one-third of the shares vest on March 10, 2017, and (iii) one-third of the shares vest on March 10, 2018. The vesting schedule of the restricted stock to our independent directors is (i) one-third of the shares vested on March 10, 2014, (ii) one-third of the shares vested on March 10, 2015, and (iii) one-third of the shares vested on March 10, 2016.

In October 2013, we issued 3,749,998 shares of restricted stock to our employees and 250,000 shares to our independent directors for no cash consideration. The weighted average share price on the issuance date was $9.85 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on October 11, 2016, (ii) one-third of the shares vest on October 11, 2017, and (iii) one-third of the shares vest on October 11, 2018. The vesting schedule of the restricted stock to our independent directors is (i) one-half of the shares vested on October 11, 2014 and (ii) one-half of the shares vested on October 11, 2015.

In February 2014, we issued 2,011,000 shares of restricted stock to our employees and 145,045 shares to our independent directors for no cash consideration. The weighted average share price on the issuance date was $9.30 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019. The vesting schedule of the restricted stock to our independent directors is (i) one-third of the shares vested on February 21, 2015, (ii) one-third of the shares vested on February 21, 2016, and (iii) one-third of the shares vest on February 21, 2017.

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
In November 2014, we issued 938,131 shares of restricted stock to our employees and 50,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $8.57 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on November 18, 2017, (ii) one-third of the shares vest on November 18, 2018, and (iii) one-third of the shares vest on November 18, 2019. The restricted shares issued to our independent directors vested on November 18, 2015.
In July 2015, we issued 1,466,944 shares of restricted stock to our employees, 100,000 shares to our independent directors and 290,500 to SSH employees for no cash consideration. The share price on the issuance date was $10.32 per share. The vesting schedule of the restricted stock issued to our employees and SSH employees is (i) one-third of the shares vest on June 4, 2018, (ii) one-third of the shares vest on June 4, 2019, and (iii) one-third of the shares vest on June 4, 2020. The restricted shares issued to our directors vest on June 4, 2016.
No shares remain eligible for issuance under the plan as of March 17, 2016.
Employment Agreements
We have entered into employment agreements with the majority of our executives. These employment agreements remain in effect until terminated in accordance with their terms upon not less than between 24 months and 36 months prior written notice, depending on the terms of the employment agreement applicable to each executive. Pursuant to the terms of their respective employment agreements, our executives are prohibited from disclosing or unlawfully using any of our material confidential information.
Upon a change in control of us, the annual bonus provided under the employment agreement becomes a fixed bonus of between 150% and 250% of the executive’s base salary and the executive may receive an assurance bonus equal to the fixed bonus, depending on the terms of the employment agreement applicable to each executive.
Any such executive may be entitled to receive upon termination an assurance bonus equal to such fixed bonus and an immediate lump-sum payment in an amount equal to three times the sum of the executive’s then current base salary and the assurance bonus, and he will continue to receive all salary, compensation payment and benefits, including additional bonus payments, otherwise due to him, to the extent permitted by applicable law, for the remaining balance of his then-existing employment period. If an executive’s employment is terminated for cause or voluntarily by the employee, he shall not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination, unless he voluntarily terminated his employment in connection with certain conditions. Those conditions include a change in control combined with a significant geographic relocation of his office, a material diminution of his duties and responsibilities, and other conditions identified in the employment agreement.
C. Board Practices
Our board of directors currently consists of eight directors, five of whom have been determined by our board of directors to be independent under the rules of the NYSE and the rules and regulations of the SEC. Our board of directors has an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee and a Regulatory and Compliance Committee, each of which is comprised of certain of our independent directors, who are Messrs. Alexandre Albertini, Ademaro Lanzara, Donald Trauscht, Jose Tarruella and Mrs. Marianne Økland. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of the Scorpio Group that our board believes may present potential conflicts of interests between us and the Scorpio Group. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. The Regulatory and Compliance Committee oversees our operations to minimize the environmental impact by constant monitoring and measuring progresses of our vessels. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.

D. Employees
As of December 31, 2015 and 2014 we had 17 and 14 employees, respectively. These employees hold executive or administrative positions in Monaco and New York. SSM and SCM were responsible for our commercial and technical management.
E. Share Ownership
The following table sets forth information regarding the share ownership of our common stock as of March 17, 2016 by our directors and officers, including the restricted shares issued to our executive officers and to our independent directors as well as shares purchased in the open market.

Name	No. of Shares	% Owned (5)
Emanuele A. Lauro (1)	3,747,223	2.17%
Robert Bugbee (2)	3,398,734	1.96%
Cameron Mackey (3)	2,468,289	1.43%
Brian M. Lee (4)	1,873,142	1.08%
All other officers and directors individually	*	*

(1)	Includes 2,987,791 shares of restricted stock from the 2010 Equity Incentive Plan and the 2013 Equity Incentive Plan.

(2)	Includes 2,987,791 shares of restricted stock from the 2010 Equity Incentive Plan and the 2013 Equity Incentive Plan.

(3)	Includes 2,026,249 shares of restricted stock from the 2010 Equity Incentive Plan and the 2013 Equity Incentive Plan.

(4)	Includes 1,486,691 shares of restricted stock from the 2010 Equity Incentive Plan and the 2013 Equity Incentive Plan.

(5)	Based on 173,035,794 common shares outstanding as of March 17, 2016.
* The remaining officers and directors individually each own less than 1% of our outstanding shares of common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A. Major shareholders.
The following table sets forth information regarding beneficial ownership of our common stock for owners of more than five percent of our common stock, of which we are aware as of March 17, 2016.

Name	No. of Shares		% Owned (4)
Wellington Management Group LLP*	15,885,311	(1)	9.2%
Dimensional Fund Advisors LP*	12,945,705	(2)	7.5%
Putnam Investments LLC**	10,362,065	(3)	6.0%

(1) This information is derived from Schedule 13G/A filed with the SEC on February 11, 2016.
(2) This information is derived from Schedule 13G filed with the SEC on February 9, 2016.
(3) This information is derived from Schedule 13G filed with the SEC on February 16, 2016.
(4) Based on 173,035,794 common shares outstanding as of March 17, 2016.
*Includes certain funds managed thereby.
**On behalf of itself and certain investment advisers and funds.

As of March 15, 2016, we had 63 shareholders of record, 18 of which were located in the United States and held an aggregate of 167,526,441 shares of our common stock, representing 96.8% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 159,149,659 shares of our common stock, as of March 15, 2016.

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
SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Group Pools. When our vessels are in the Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our Panamax/LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third-party owned vessels. For commercial management of our vessels that do not operate in any of the Scorpio Group Pools, we pay SCM a fee of $250 per vessel per day for each Panamax, LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.
SSM’s services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We currently pay SSM $685 per vessel per day to provide technical management services for each of our vessels. This fee is based on contracted rates that were the same as those charged to other, third party vessels managed by SSM at the time the management agreements were entered into.
In 2015, we paid a $0.5 million termination fee due under the vessel's commercial management fee agreement with SCM and $0.5 million termination fee due under the vessel's technical management fee agreement with SSM as a result of the sale of STI Highlander.
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
We also pay our Administrator a fee for arranging vessel purchases and sales for us, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. For the year ended December 31, 2015, we paid our Administrator $12.6 million in connection with our purchase and taking delivery of 29 vessels and our sale of four vessels. For the year ended December 31, 2014, we paid SSH $26.1 million in aggregate for arranging vessel sales and purchases, which consisted of $11.7 million related to the purchase and delivery of 33 newbuilding vessels, $14.0 million relating to the purchase and sale of our seven VLCCs under construction, and $0.4 million relating to the sales of Noemi and Senatore. We believe this 1% fee on purchases and sales is customary in the tanker industry.
Further, pursuant to our Administrative Services Agreement, our Administrator, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.
Our Administrative Services Agreement, the effective commencement of which began in December 2009, can be terminated upon two years notice.

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
SCM is responsible for the commercial management of participating vessels in the pools, including the marketing, chartering, operating and bunker (fuel oil) purchases of the vessels. The Scorpio LR2 Pool is administered by Scorpio LR2 Pool Ltd., the Scorpio Panamax Tanker Pool is administered by Scorpio Panamax Tanker Pool Ltd., the Scorpio MR Pool is administered by Scorpio MR Pool Ltd. and the Scorpio Handymax Tanker Pool is administered by Scorpio Handymax Tanker Pool Ltd. Our founder, Chairman and Chief Executive Officer and Vice President are members of the Lolli-Ghetti family which owns all issued and outstanding stock of Scorpio LR2 Pool Ltd., Scorpio Panamax Tanker Pool Ltd., Scorpio MR Pool Ltd., and Scorpio Handymax Tanker Pool Ltd., or the Pool Entities. Taking into account the recommendations of a pool committee and a technical committee, each of which is comprised of representatives of each pool participant, the Pool Entities set the respective pool policies and issue directives to the pool participants and SCM. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days for which each vessel is available.
Our Relationship with the Scorpio Group and its Affiliates
The Scorpio Group is owned and controlled by the Lolli-Ghetti family, of which Messrs. Emanuele Lauro and Filippo Lauro are members. We are not affiliated with any other entities in the shipping industry other than those that are members of the Scorpio Group.
In addition, Mr. Emanuele Lauro, Mr. Bugbee and other members of our senior management have a minority equity interest in SSH, our Administrator, a member of the Scorpio Group.
SCM and SSM, our commercial manager and technical manager, respectively, are also members of the Scorpio Group. For information regarding the details regarding our relationship with SCM, SSM and SSH, please see “– Management of our Fleet.”
Our board of directors consists of eight individuals, five of whom are independent directors. Three of the independent directors form the board’s Audit Committee and, pursuant to the Audit Committee charter, are required to review all potential conflicts of interest between us and related parties, including the Scorpio Group. Our three non-independent directors and all of our executive officers serve in senior management positions in certain other companies within the Scorpio Group.
Transactions with Related Parties
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated statements of income and balance sheet are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2015	2014	2013
Pool revenue(1)
Scorpio MR Pool Limited	$315,925	$112,826	$89,597
Scorpio Handymax Tanker Pool Limited	138,736	54,052	36,199
Scorpio Panamax Tanker Pool Limited	34,613	46,925	36,018
Scorpio LR2 Pool Limited	208,132	67,054	28,203
Vessel operating costs(2)	(18,393)	(7,947)	(3,703)
Commissions(3)	(746)	(771)	(218)
Administrative expenses(4)	(9,331)	(4,823)	(1,944)

(1)	These transactions relate to revenue earned in the Scorpio Group Pools. The Scorpio Group Pools are related party affiliates.

(2)
These transactions represent technical management fees charged by SSM, a related party affiliate, which are included in vessel operating costs in the consolidated statement of income. We believe our technical management fees are at arms-length rates as they were based on contracted rates that were the same as those charged to other vessels managed by SSM at the time the management agreements were entered into. In June 2013, this fee was increased to $685 per vessel per day from $548 per vessel per day for technical management.

(3)
These transactions represent the expense due to SCM, a related party affiliate, for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement (see description below). Each vessel pays a commission of 1.25% of their gross revenue when not in the Scorpio Group Pools.  These expenses are included in voyage expenses in the consolidated statement of income.

When our vessels are in the pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our Panamax/LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third-party owned vessels.

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

Additionally, our Commercial Management Agreement with SCM includes a daily flat fee charged by SCM for the vessels that are not in one of the pools managed by SCM. The flat fee is $250 per day for Panamaxes/LR1 and LR2 vessels and $300 per day for Handymax and MR vessels.

•
The expense for the year ended December 31, 2015 of $9.3 million included (i) the flat fee of $1.4 million charged by SCM, which was included in voyage expenses on the consolidated statement of income, (ii) administrative fees of $6.8 million charged by SSH which was included in general and administrative expenses in the consolidated statement of income, (iii) restricted stock amortization of $0.9 million, which relates to the issuance of an aggregate 508,500 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014 and July 2015 (see Note 14 for further description of these issuances and their vesting conditions in the consolidated statement of income) and (iv) reimbursement expenses of $0.2 million that were included in general and administrative expenses in the consolidated statement of income.

•
The expense for the year ended December 31, 2014 of $4.8 million included (i) the flat fee of $1.3 million charged by SCM, which was included in voyage expenses in the consolidated statement of income, (ii) administrative fees of $3.1 million charged by SSH, which was included in general and administrative expenses in the consolidated statement of income, (iii) restricted stock amortization of $0.3 million, which relates to the issuance of an aggregate 218,000 shares of restricted stock to SSH employees for no cash consideration in May and September 2014, and was included in general and administrative expenses in the consolidated statement of income, and (iv) the reimbursement of expenses of $0.1 million which were included in general and administrative expenses in the consolidated statement of income.

•
The expense for the year ended December 31, 2013 of $1.9 million included (i) the flat fee of $0.3 million charged by SCM which was included in voyage expenses in the consolidated statement of income, and (ii) administrative fees of $1.6 million charged by SSH which was included in general and administrative expenses in the consolidated statement of income.

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2015	2014
Assets:
Accounts receivable (due from the Scorpio Group Pools) (1)	$59,475	$74,125
Accounts receivable (SSM)	2,348	121
Accounts receivable (SCM)	—	1
Other assets (pool working capital contributions) (2)	19,256	4,115
Liabilities:
Accounts payable and accrued expenses (owed to the Scorpio Group Pools)	610	3,894
Accounts payable and accrued expenses (SSM)	484	276
Accounts payable and accrued expenses (SCM)	175	774
Accounts payable and accrued expenses (SSH) (3)	77	3,160
Deposit from Scorpio Bulkers Inc. (4)	—	31,277

(1)
Amounts include $8.6 million and $5.6 million of working capital contributions made on behalf of our vessels to the Scorpio Group Pools as of December 31, 2015 and 2014, respectively. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. These amounts are accounted for and repaid as follows:

•
For vessels in the Scorpio Handymax Tanker Pool, the contribution amount is repaid, without interest, upon a vessel’s exit from each pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract.

•
For vessels in the Scorpio MR Pool and Scorpio Panamax Tanker Pool, the contribution amount is repaid, without interest, when such vessel has earned sufficient net revenues to cover the value of such working capital initially deposited.  Accordingly, we classify such amounts as current (within accounts receivable).

•
For vessels in the Scorpio LR2 Pool, the contribution amount is repaid, without interest, upon a vessel’s exit from each pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract.

(2)	Represents the non-current portion of working capital receivables as described above.

(3)	At December 31, 2014, this amount relates to commissions payable to SSH relating to the deliveries of eight vessels.

(4)
In December 2014, we agreed to purchase four LR2 product tankers from Scorpio Bulkers Inc., a related party, and received an option to purchase two additional LR2 product tankers. Pursuant to this agreement, we received $31.3 million as a security deposit for the scheduled installments on these vessels that were expected to occur prior to the closing date of the sale. This amount was reimbursed to Scorpio Bulkers Inc. in July 2015 upon the closing of the transaction to purchase four LR2 product tankers. The option to purchase two additional LR2 product tankers expired unexercised in May 2015.

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

•
During the year ended December 31, 2015, we paid SSH an aggregate fee of $12.6 million in connection with our purchase and taking delivery of 29 vessels and our sale of four vessels. Additionally, as a result of the sale of STI Highlander in 2015, we paid a $0.5 million termination fee due under the vessel's commercial management fee agreement with SCM and $0.5 million termination fee due under the vessel's technical management fee agreement with SSM.

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

In 2011, we also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. During the years ended December 31, 2014 and 2013, we were charged $0.02 million, and $0.2 million, respectively, under this agreement. There was no payment in 2015.

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
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of our board of directors. The timing and amount of dividends, if any, depends on, among other things, our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
We are a holding company with no material assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to pay dividends, if any, depends on our subsidiaries and their ability to distribute funds to us. Our credit facilities have restrictions on our ability, and the ability of certain of our subsidiaries, to pay dividends in the event of a default or breach of covenants under the credit facility agreement. Under such circumstances, we or our subsidiaries may not be able to pay dividends so long as we are in default or have breached certain covenants of the credit facility without our lender’s consent or waiver of the default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.

In addition, we may incur expenses or liabilities, including extraordinary expenses, decreases in revenues, including as a result of unanticipated off-hire days or loss of a vessel, or increased cash needs that could reduce or eliminate the amount of cash that we have available for distribution as dividends.

Any dividends paid by us will be income to a United States shareholder. Please see “Item 10. Additional Information - E. Taxation” for additional information relating to the United States federal income tax treatment of our dividend payments, if any are declared in the future.

During the period from our initial public offering in April 2010 through April 2013, we did not declare or pay any dividends to our shareholders. For the years ended December 31, 2015, 2014 and 2013, we paid aggregate dividends to our shareholders in the amount of $87.1 million, $70.5 million and $24.4 million, respectively. We have paid the following dividends per share in respect of the periods set forth below:

Date Paid	Dividends per Share
June 25, 2013	$0.025
September 25, 2013	$0.035
December 18, 2013	$0.070
March 26, 2014	$0.080
June 12, 2014	$0.090
September 10, 2014	$0.100
December 12, 2014	$0.120
March 30, 2015	$0.120
June 10, 2015	$0.125
September 4, 2015	$0.125
December 11, 2015	$0.125

B. Significant Changes
There have been no significant changes since the date of the annual consolidated financial statements included in this report, other than as described in Note 23-Subsequent Events to our consolidated financial statements included herein.
ITEM 9. OFFER AND THE LISTING
A. Offer and Listing Details
Since our initial public offering, our shares of common stock have traded on the NYSE under the symbol “STNG”. The high and low market prices for our shares of common stock on the NYSE are presented for the periods listed below:

For the Year Ended	High	Low
December 31, 2011	$12.18	$4.28
December 31, 2012	7.50	4.93
December 31, 2013	12.48	6.92
December 31, 2014	11.91	6.48
December 31, 2015	11.64	7.50

For the Quarter Ended:	High	Low
March 31, 2014	$11.91	$9.01
June 30, 2014	10.21	8.57
September 30, 2014	10.19	8.21
December 31, 2014	9.09	6.48
March 31, 2015	9.64	7.64
June 30, 2015	10.51	8.92
September 30, 2015	11.64	8.34
December 31, 2015	10.33	7.50
March 31, 2016 (through and including March 17, 2016)	7.99	4.66

Most Recent Six Months:	High	Low
September 2015	$10.07	$8.83
October 2015	10.33	9.01
November 2015	9.49	8.35
December 2015	9.13	7.50
January 2016	7.99	5.26
February 2016	6.60	4.66
March 2016 (through and including March 17, 2016)	6.43	5.45

B. Plan of Distribution
Not applicable
C. Markets
Our common shares are listed for trading on the NYSE under the symbol “STNG.” In addition, our Senior Notes Due 2020 are listed for trading on the NYSE under the symbol “SBNA”, and our Senior Notes Due 2017 are listed for trading on the NYSE under the symbol “SBNB.”

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
In May 2014, our shareholders approved an amendment to our Amended and Restated Articles of Incorporation to increase our authorized common stock to 400,000,000 from 250,000,000. Accordingly, we currently have 425,000,000 registered shares of which 400,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 are designated as preferred shares with a par value of $0.01.
Below is a summary of the description of our capital stock, including the rights, preferences and restrictions attaching to each class of stock. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our amended and restated articles of incorporation and amended and restated bylaws, which are incorporated by reference herein.
Purpose
Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our amended and restated articles of incorporation and amended and restated bylaws do not impose any limitations on the ownership rights of our shareholders.
Authorized capitalization
Under our amended and restated articles of incorporation our authorized capital stock consists of 400,000,000 common shares, par value $0.01 per share, of which 173,035,794 shares were issued and outstanding as of March 17, 2016, and 25,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.
Description of Common Shares
Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of our common shares are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares, which we may issue in the future.
Description of Preferred Shares
Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including the designation of the series, the number of shares of the series, the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series, and the voting rights, if any, of the holders of the series.
Directors
Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

Our amended and restated articles of incorporation require our board of directors to consist of at least one member. Our board of directors consists of eight members. Our amended and restated bylaws may be amended by the vote of a majority of our entire board of directors.
Directors are elected annually on a staggered basis, and each shall serve for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors, as advised by our Compensation Committee, has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.
Shareholder Meetings
Under our amended and restated bylaws, annual meetings of shareholders will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of the Marshall Islands. Special meetings may be called at any time by a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.
Dissenters’ Rights of Appraisal and Payment
Under the BCA, our shareholders have the right to dissent from various corporate actions, and receive payment of the fair market value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.
Shareholders’ Derivative Actions
Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
Limitations on Liability and Indemnification of Officers and Directors
The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for certain breaches of directors' fiduciary duties. Our amended and restated bylaws include a provision that eliminates the personal liability of directors for actions taken as a director to the fullest extent permitted by law.
Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney's fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and this insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability and indemnification provisions in our amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws
Several provisions of our amended and restated articles of incorporation and amended and restated bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (i) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (ii) the removal of incumbent officers and directors.
Blank Check Preferred Stock
Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 25 million shares of blank check preferred stock. Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.
Election and Removal of Directors
Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our amended and restated bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Limited Actions by Shareholders
Our amended and restated articles of incorporation and our amended and restated bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated bylaws provide that, unless otherwise prescribed by law, only a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.
Advance notice requirements for shareholder proposals and director nominations
Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual meeting of shareholders. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.
Classified board of directors
As described above, our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms. Accordingly, approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.
Business combinations
Although the BCA does not contain specific provisions regarding "business combinations" between companies organized under the laws of the Marshall Islands and "interested shareholders," we have included these provisions in our amended and restated articles of incorporation. Specifically, our amended and restated articles of incorporation prohibit us from engaging in a

"business combination" with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

•	any person who is the beneficial owner of 15% or more of our outstanding voting stock; or

•
any person who is our affiliate or associate and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person's status as an interested shareholder is determined, and the affiliates and associates of such person.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

•
any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate fair market value equal to 10% or more of either the aggregate fair market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding stock;

•	certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

•
any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

•
any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our amended and restated articles of incorporation do not apply to a business combination if:

•	before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

•
upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

•
at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock that is not owned by the interest shareholder;

•	the shareholder was or became an interested shareholder prior to the closing of our initial public offering in 2010;

•
a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•
the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our amended and restated articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(i)	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

(ii)
a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate fair market value equal to 50% or more of either the aggregate fair market value of all of our assets determined on a consolidated basis or the aggregate fair market value of all the outstanding shares; or

(iii)	a proposed tender or exchange offer for 50% or more of our outstanding voting stock.
Registrar and Transfer Agent
The registrar and transfer agent for our common shares is Computershare, Inc.
Listing
Our common shares are listed on the New York Stock Exchange under the symbol “STNG.”
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
E. Taxation
United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material United States federal income tax consequences to us of our activities and to United States Holders and Non-United States Holders, each as defined below, of the ownership of common shares. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business in this Report and assumes that we conduct our business as described herein. References in the following discussion to the “Company,” “we,” “our” and “us” are to Scorpio Tankers Inc. and its subsidiaries on a consolidated basis.
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
For our 2015 taxable tax year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.
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
We believe that we currently satisfy the Publicly-Traded Test and intend to take this position on our United States federal income tax return for the 2015 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.
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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different United States federal income taxation rules depending on whether the United States Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a United States Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year, a United States Holder will generally be required to file an annual report with the IRS for that year with respect to such Holder’s common shares.
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

Shareholders may also visit the Investor Relations section of our website at www.scorpiotankers.com or request a copy of our filings at no cost, by writing or telephoning us at the following address: Scorpio Tankers Inc., 9, Boulevard Charles III Monaco 98000, +377-9898-5716.
I. Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes. We entered into six interest rate swaps in August 2011 and which went into effect on July 1, 2012 for an aggregate notional amount of $75.0 million, which was reduced to $66.0 million in September 2012 and further reduced to $45.0 million in March 2014. The fair market value of our interest rate swaps was a liability of $0.2 million at December 31, 2014. In March 2015, we terminated three of the interest rate swaps relating to our 2010 Revolving Credit Facility. As a result of the termination, we made a repayment of $0.1 million to settle the liability and recognized a realized gain of $0.1 million during the year ended December 31, 2015. Additionally, the three interest rate swaps under our 2011 Credit Facility expired in June 2015.
Based on the floating rate debt at December 31, 2015 and 2014, a one-percentage point increase in the floating interest rate would increase interest expense by $16.3 million and $11.7 million per year, respectively. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of December 31,

In thousands of U.S. dollars	2016	2017 - 2018	2019 -2020	Thereafter
Principal payments floating rate debt	$128,285	$333,740	$658,652	$512,433
Principal payments fixed rate debt	53,372	51,750	412,250	—
Total principal payments on outstanding debt	$181,657	$385,490	$1,070,902	$512,433

Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. We currently have six vessels on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $31.4 million and $20.2 million for the years ended December 31, 2015 and 2014, respectively.
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
None.
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
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15e ) as of December 31, 2015. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2015 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
B. Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2015 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting was effective as of December 31, 2015 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
The Company’s internal control over financial reporting, at December 31, 2015, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. Their audit report on the effectiveness of internal control over financial reporting is presented in “Item 18. Financial Statements.”

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
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
A. Audit Fees
Our principal accountant for fiscal years ended December 31, 2015 and 2014 was PricewaterhouseCoopers Audit (Marseille, France) and the audit fee for those periods was $553,000 and $497,000, respectively.
During 2015, our principal accountant, PricewaterhouseCoopers Audit, provided additional services related to our May 2015 underwritten offering of common stock. The fee for this service was $47,189.
During 2014, our principal accountant, PricewaterhouseCoopers Audit, provided additional services related to the issuance of our Senior Unsecured Notes Due 2020, Convertible Notes and Senior Unsecured Notes Due 2017 that were completed in May 2014, June 2014 and October 2014, respectively. The fees for these services were $48,000, $41,500 and $91,695, respectively.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In May 2015, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of our common stock and bonds, which currently consist of our (i) Convertible Notes (ii) Senior Notes Due 2020 (NYSE: SBNA), and (iii) Senior Notes Due 2017 (NYSE: SBNB). This program replaces our stock buyback program that was previously announced in July 2014 and was terminated in conjunction with this new repurchase program.
During the year ended December 31, 2015, we have repurchased the following:

•
an aggregate of 8,273,709 of our common shares that are being held as treasury shares at an average price of $9.19 per share (7,527,070 shares were purchased at an average price at $9.32 under the May 2015 $250 million Securities Repurchase Program; the remaining 746,639 shares were purchased at an average price of $7.91 per share in the first quarter of 2015 under the July 2014 stock buyback program).

•
$1.5 million face value of our Convertible Notes at an average price of $1,088.10 per $1,000 principal amount (all of the Convertible Notes were purchased under the May 2015 $250 million Securities Repurchase Program). See Note 11 for a description of this transaction.

The amounts of our common shares purchased in 2015 by month, including commissions, are set out in the table below:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum amount that may yet be expected on share repurchases under program
February	746,639	$7.91	746,639	$69,314,426
July	270,349	$10.06	270,349	$245,648,653	(1)
August	3,866,155	$9.91	3,866,155	$207,327,563
September	469,201	$9.38	469,201	$202,926,561
October	225,000	$9.04	225,000	$200,893,506
November	943,290	$8.78	943,290	$192,614,963
December	1,753,075	$8.20	1,753,075	$178,246,542
Total	8,273,709	$9.19	8,273,709	$178,246,542

(1) Amount reflects the new $250 million authorization limit under our Securities Repurchase Program, which was authorized in May 2015. Furthermore, the amount authorized for repurchase was reduced by $1.6 million in July 2015 when we repurchased $1.5 million face value of our Convertible Senior Notes Due 2019 at an average price of $1,088.10 per $1,000 principal amount under this program. This repurchase is not reflected in the above table.

From January 1, 2016 through March 17, 2016, we repurchased an aggregate of 2,229,606 of our common shares that are being held as treasury shares at an average price of $5.96 per share. There were 173,035,794 shares outstanding as of March 17, 2016.
We had $164.5 million remaining available under our Securities Repurchase Program as of March 17, 2016. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.

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
There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. The Marshall Islands law and our bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2015 and through the date of this annual report, our non-management directors met in executive session five times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The financial information required by this Item is set forth beginning on page F-1 and is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated Bylaws of the Company (3)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (11)
2.1	Form of Stock Certificate (1)
2.3	Form of Senior Debt Securities Indenture (5)
2.4	Form of Subordinated Debt Securities Indenture (5)
2.5	Base Indenture, dated May 12, 2014, by and between the Company and Deutsche Bank Trust Company (9)
2.6
Supplemental Indenture to the Base Indenture, dated May 12, 2014, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 6.75% Senior Notes due 2020 (9)

2.7	Indenture, dated June 30, 2014, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 2.375% Convertible Notes due 2019 (11)
2.8
Second Supplemental Indenture to the Base Indenture, dated October 31, 2014, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 7.50% Senior Notes due 2017 (10)

4.1	2010 Revolving Credit Facility, as amended and restated on July 12, 2011 (6)
4.2	Letter Agreement to 2010 Revolving Credit Facility (as amended and restated on July 12, 2011), dated September 22, 2011 (6)
4.3	First Amendatory Agreement to 2010 Revolving Credit Facility (as amended and restated on July 12, 2011), dated December 22, 2011 (6)
4.4	2010 Equity Incentive Plan (3)
4.5	2013 Amended and Restated Equity Incentive Plan (8)
4.6	Administrative Services Agreement between the Company and Liberty Holding Company Ltd. (2)
4.7	Master Agreement between the Company, SSM and SCM dated January 24, 2013 (7)
4.8	STI Spirit Credit Facility, dated March 9, 2011 (4)
4.9	Letter Agreement to STI Spirit Credit Facility, dated September 28, 2011 (6)
4.10	First Amendatory Agreement to STI Spirit Credit Facility, dated December 30, 2011 (6)
4.11	2011 Credit Facility, dated May 3, 2011 (6)
4.12	Letter Agreement to 2011 Credit Facility, dated September 22, 2011 (6)
4.13	First Amendatory Agreement to 2011 Credit Facility, dated June 27, 2011 (6)
4.14	Second Amendatory Agreement to 2011 Credit Facility, dated December 22, 2011 (6)
4.15	Newbuilding Credit Facility, dated December 21, 2011 (6)
4.16	2013 Credit Facility, dated July 2, 2013 (8)
4.17	KEXIM Credit Facility, dated February 28, 2014 (8)
4.18	K-Sure Credit Facility, dated February 24, 2014 (8)
4.19	Second Supplemental Agreement to ING Credit Facility, dated February 29, 2016
4.20	ABN AMRO Credit Facility, dated July 16, 2015
4.21	First Amendment Agreement to ABN AMRO Credit Facility, dated September 15, 2015
4.22	Second Amendment Agreement to ABN AMRO Credit Facility, dated October 20, 2015
4.23	Credit Suisse Credit Facility, dated October 30, 2015
4.24	BNP Paribas Credit Facility, dated December 18, 2015
8.1	Subsidiaries of the Company
11.1	Code of Ethics (7)
11.2	Whistleblower Policy (8)
11.3	Whistleblower Policy - Environmental (8)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Drewry Shipping Consultants, Ltd.

(1)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 1) (File No. 333-164940) on March 10, 2010, and incorporated by reference herein.

(2)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010, and incorporated by reference herein.

(3)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on June 29, 2010, and incorporated by reference herein.

(4)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on April 21, 2011, and incorporated by reference herein.

(5)	Filed as an Exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-173929) on May 4, 2011, and incorporated by reference herein.

(6)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F on April 13, 2012, as amended, and incorporated by reference herein.

(7)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F on March 29, 2013, and incorporated by reference herein.

(8)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 31, 2014, and incorporated by reference herein.

(9)	Filed as an Exhibit to the Company’s Report on Form 6-K on May 13, 2014, and incorporated by reference herein.

(10)	Filed as an Exhibit to the Company’s Report on Form 6-K on October 31, 2014, and incorporated by reference herein.

(11)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 31, 2015, and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Dated March 18, 2016

Scorpio Tankers Inc.
(Registrant)

/s/ Emanuele Lauro
Emanuele Lauro
Chief Executive Officer

SCORPIO TANKERS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the board of Directors and Shareholders of Scorpio Tankers Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Scorpio Tankers Inc. and its subsidiaries at December 31, 2015 and December 31, 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing under item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PRICEWATERHOUSECOOPERS AUDIT

Monaco, Principality of Monaco
March 18, 2016

Scorpio Tankers Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2015 and 2014

		As of
In thousands of U.S. dollars	Notes	December 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	2	$200,970	$116,143
Accounts receivable	3	69,017	78,201
Prepaid expenses and other current assets		3,585	2,420
Inventories		6,575	6,075
Vessels held for sale	4	—	70,865
Total current assets		280,147	273,704
Non-current assets
Vessels and drydock	4/6	3,087,753	1,971,878
Vessels under construction	5/6	132,218	404,877
Other assets	7	23,337	23,728
Available for sale investment	8	—	130,456
Total non-current assets		3,243,308	2,530,939
Total assets		$3,523,455	$2,804,643
Current liabilities
Current portion of long-term debt	11	124,503	87,163
Debt related to vessels held for sale	11	—	32,932
Finance lease liability	11	53,372	—
Accounts payable	9	25,683	14,929
Accrued expenses	10	32,643	55,139
Derivative financial instruments	12	1,175	205
Total current liabilities		237,376	190,368
Non-current liabilities
Long-term debt	11	1,872,114	1,451,427
Derivative financial instruments	12	80	—
Total non-current liabilities		1,872,194	1,451,427
Total liabilities		2,109,570	1,641,795
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 400,000,000 shares authorized; 175,335,400 and 164,574,542 issued and outstanding shares as of December 31, 2015 and December 31, 2014, respectively.	14	2,224	2,033
Additional paid-in capital	14	1,729,314	1,550,956
Treasury shares	14	(427,311)	(351,283)
Accumulated other comprehensive loss		—	(10,878)
Retained earnings / (accumulated deficit)		109,658	(27,980)
Total shareholders’ equity		1,413,885	1,162,848
Total liabilities and shareholders’ equity		$3,523,455	$2,804,643

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2015, 2014 and 2013

		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	Notes	2015	2014	2013
Revenue
Vessel revenue	16	$755,711	$342,807	$207,580
Operating expenses
Vessel operating costs		(174,556)	(78,823)	(40,204)
Voyage expenses		(4,432)	(7,533)	(4,846)
Charterhire	17	(96,865)	(139,168)	(115,543)
Depreciation	4	(107,356)	(42,617)	(23,595)
General and administrative expenses	18	(65,831)	(48,129)	(25,788)
Write down of vessels held for sale and net loss from sales of vessels	4	(35)	(3,978)	(21,187)
Write-off of vessel purchase options	4	(731)	—	—
Gain on sale of VLGCs	8	—	—	41,375
Gain on sale of VLCCs	5	—	51,419	—
Gain on sale of Dorian shares	8	1,179	10,924	—
Re-measurement of investment in Dorian	8	—	(13,895)	—
Total operating expenses		(448,627)	(271,800)	(189,788)
Operating income		307,084	71,007	17,792
Other (expense) and income, net
Financial expenses	19	(89,596)	(20,770)	(2,705)
Realized gain on derivative financial instruments	12	55	17	3
Unrealized (loss) / gain on derivative financial instruments	12	(1,255)	264	567
Financial income		145	203	1,147
Share of income from associate	8	—	1,473	369
Other expenses, net	17	1,316	(103)	(158)
Total other expense, net		(89,335)	(18,916)	(777)
Net income		$217,749	$52,091	$17,015
Attributable to:
Equity holders of the parent		$217,749	$52,091	$17,015
Earnings per share
Basic	21	$1.35	$0.30	$0.12
Diluted	21	$1.20	$0.30	$0.11
Basic weighted average shares outstanding	21	161,436,449	171,851,061	146,504,055
Diluted weighted average shares outstanding	21	199,739,326	176,292,802	148,339,378

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015, 2014 and 2013

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2015	2014	2013
Net income		$217,749	$52,091	$17,015
Other comprehensive income / (loss):
Items that may be reclassified subsequently to income or loss
Change in value of available for sale investment	8	10,801	(10,801)	—
Cash flow hedges
Unrealized gain on derivative financial instruments	12	77	135	117
Other comprehensive income / (loss)		10,878	(10,666)	117
Total comprehensive income		$228,627	$41,425	$17,132
Attributable to:
Equity holders of the parent		$228,627	$41,425	$17,132

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2015, 2014 and 2013

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	(Accumulated deficit) / retained earnings	Accumulated other comprehensive (loss) / income	Total
Balance as of January 1, 2013	63,827,846	$650	$519,493	$(7,938)	$(97,086)	$(329)	$414,790
Net income for the period	—	—	—	—	17,015	—	17,015
Other comprehensive income	—	—	—	—	—	117	117
Net proceeds from follow on offerings	118,828,578	1,188	946,774	—	—	—	947,962
Issuance of restricted stock	8,999,998	90	(90)	—	—	—	—
Amortization of restricted stock	—	—	13,142	—	—	—	13,142
Dividends paid, $0.13 per share (1)	—	—	(24,353)	—	—	—	(24,353)
Shares issued for acquisition of vessels	7,135,080	71	81,979	—	—		82,050
Balance as of December 31, 2013	198,791,502	$1,999	$1,536,945	$(7,938)	$(80,071)	$(212)	$1,450,723

Balance as of January 1, 2014	198,791,502	$1,999	$1,536,945	$(7,938)	$(80,071)	$(212)	$1,450,723
Net income for the period	—	—	—	—	52,091	—	52,091
Other comprehensive loss	—	—	—	—	—	(10,666)	(10,666)
Issuance of restricted stock	3,362,176	34	(34)	—	—	—	—
Amortization of restricted stock	—	—	29,726	—	—	—	29,726
Dividends paid, $0.39 per share (1)	—	—	(70,495)	—	—	—	(70,495)
Purchase of treasury shares	(37,579,136)	—	—	(343,345)	—	—	(343,345)
Equity component of the Convertible Notes, net of issuance costs (see Note 11)	—	—	59,464	—	—	—	59,464
Shares issued for acquisition of vessels (see Note 5)	—	—	(4,650)	—	—	—	(4,650)
Balance as of December 31, 2014	164,574,542	$2,033	$1,550,956	$(351,283)	$(27,980)	$(10,878)	$1,162,848

Balance as of January 1, 2015	164,574,542	$2,033	$1,550,956	$(351,283)	$(27,980)	$(10,878)	$1,162,848
Net income for the period	—	—	—	—	217,749	—	217,749
Other comprehensive income	—	—	—	—	—	10,878	10,878
Net proceeds from follow on offerings	17,177,123	172	152,022	—	—	—	152,194
Issuance of restricted stock	1,857,444	19	(19)	—	—	—	—
Amortization of restricted stock	—	—	33,687	—	—	—	33,687
Dividends paid, $0.495 per share (1)	—	—	(6,945)	—	(80,111)	—	(87,056)
Purchase of treasury shares	(8,273,709)	—	—	(76,028)	—	—	(76,028)
Equity component of repurchase of the Convertible Notes (see Note 11)	—	—	(387)	—	—	—	(387)
Balance as of December 31, 2015	175,335,400	$2,224	$1,729,314	$(427,311)	$109,658	$—	$1,413,885

(1) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Cash Flow Statements
For the years ended December 31, 2015, 2014 and 2013

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2015	2014	2013
Operating activities
Net income		$217,749	$52,091	$17,015
Gain on sale of VLGCs	8	—	—	(41,375)
Gain on sale of VLCCs	5	—	(51,419)	—
Gain on sale of Dorian Shares	8	(1,179)	(10,924)	—
Re-measurement of investment in Dorian	8	—	13,895	—
Write down of vessels held for sale and net loss from sales of vessels	4	35	3,978	21,187
Write-off of vessel purchase options	4	731	—	—
Depreciation	4	107,356	42,617	23,595
Amortization of restricted stock	14	33,687	29,726	13,142
Amortization of deferred financing fees		17,418	4,834	332
Straight-line adjustment for charterhire expense		—	3	53
Share of profit from associate	8	—	(1,473)	(369)
Unrealized loss / (gain) on derivative financial instruments	12	1,255	(264)	(567)
Amortization of acquired time charter contracts		513	478	—
Accretion of Convertible Notes	11	11,096	5,330	—
Gain on repurchase of Convertible Notes		(46)	—	—
		388,615	88,872	33,013
Changes in assets and liabilities:
Drydock payments		—	(1,290)	(1,469)
Increase in inventories		(1,909)	(3,218)	(687)
Decrease / (increase) in accounts receivable		9,184	(5,660)	(36,104)
Increase in prepaid expenses and other current assets		(1,615)	(154)	(823)
Increase in other assets		(14,153)	(2,901)	(1,849)
Increase/(decrease) in accounts payable		775	6,471	(2,021)
Increase in accrued expenses		11,206	12,070	4,285
Interest rate swap termination payment		(128)	(274)	—
		3,360	5,044	(38,668)
Net cash inflow / (outflow) from operating activities		391,975	93,916	(5,655)
Investing activities
Acquisition of vessels and payments for vessels under construction		(905,397)	(1,403,181)	(767,448)
Proceeds from disposal of vessels		90,820	213,670	—
VLGC installment payments		—	—	(83,070)
Investment in associate		—	—	(84,583)
Proceeds from sale of Dorian shares		142,436	—	—
Deposit (returned)/received for vessel purchases		(31,277)	31,277	—
Net cash outflow from investing activities		(703,418)	(1,158,234)	(935,101)
Financing activities
Debt repayments		(226,260)	(74,674)	(28,410)
Issuance of debt		643,550	1,219,784	52,050

Debt issuance costs	(8,497)	(45,670)	(14,693)
(Repayment) / proceeds of Convertible Notes	(1,632)	360,000	—
Convertible Notes issuance costs	—	(10,993)	—
Gross proceeds from issuance of common stock	159,747	—	983,537
Equity issuance costs	(7,554)	(42)	(35,695)
Dividends paid	(87,056)	(70,495)	(24,353)
Repurchase of common stock	(76,028)	(276,294)	—
Net cash inflow from financing activities	396,270	1,101,616	932,436
Increase / (decrease) in cash and cash equivalents	84,827	37,298	(8,320)
Cash and cash equivalents at January 1,	116,143	78,845	87,165
Cash and cash equivalents at December 31,	$200,970	$116,143	$78,845
Supplemental information:
Interest paid	$63,418	$24,507	$6,497

As of December 31, 2015 and 2013, we accrued $13.8 million and $15.0 million, respectively, for installment payments on vessels under our Newbuilding Program. These payments were made in January 2016 and 2014, respectively.

In May 2014, we acquired 7,500,000 of our common shares from an existing shareholder in exchange for the sale to said shareholder of 3,422,665 common shares in Dorian in a privately negotiated transaction. The value of the acquired shares was $67.1 million, and we recognized a gain of $10.9 million.

During the year ended December 31, 2013, we issued an aggregate of 7,135,080 common shares as partial consideration for the purchase of eight newbuilding MRs that were under construction in two separate transactions.

These items represent significant non-cash transactions incurred during the years ended December 31, 2015, 2014 and 2013.
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
Our fleet at December 31, 2015 consisted of 79 product tankers (14 Handymax, 47 MR and 18 LR2), 11 time chartered-in product tankers (three Handymax, four MR, two LR1, and two LR2), one LR2 bareboat chartered-in product tanker, and 12 product tankers under construction (four LR2 and eight MR).
Our vessels are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”), which is majority owned by the Lolli-Ghetti family of which, Emanuele Lauro, our Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members. SCM’s services include securing employment, in pools, in the spot market, and on time charters.
Our vessels are technically managed by Scorpio Ship Management S.A.M. (“SSM”), which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
We also have an administrative services agreement with Scorpio Services Holding Limited (“SSH”), which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to subsidiaries of SSH. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.

Basis of accounting
The consolidated financial statements incorporate the financial statements of Scorpio Tankers Inc. and its subsidiaries. The consolidated financial statements have been presented in United States dollars (USD or $), which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries and have been authorized for issue by the Board of Directors on March 18, 2016. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board and on a historical cost basis, except for the revaluation of certain financial instruments.

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

Acquired time charter contracts
When a time charter contract is acquired along with a vessel, the cost of the acquisition is determined based on the relative fair values of each element acquired. Amortization expense is recognized on a straight line basis over the useful life of the asset, which has been determined to be the remaining contract life at the date of acquisition. The useful life and amortization method are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense related to the assets is recognized as an offset to revenue, and the book value of the acquired contract is stated at the cost of the contract less accumulated amortization.

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

Earnings per share

Basic earnings per share is calculated by dividing net income attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by adjusting the net income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share. In the years ended December 31, 2015, 2014 and 2013, there were dilutive items as a result of our Equity Incentive Plans (see Note 14). In the year ended December 31, 2015, there were dilutive items as a result of the potential dilutive impact of our convertible senior notes due 2019 (the "Convertible Notes") which were issued in June 2014 (as further described in Note 11).
We apply the if-converted method when determining diluted earnings per share. This requires the assumption that all potential ordinary shares have been converted into ordinary shares at the beginning of the period or, if not in existence at the beginning of the period, the date of the issue of the financial instrument or the granting of the rights by which they are granted. Under this method, once potential ordinary shares are converted into ordinary shares during the period, the dividends, interest and other expense associated with those potential ordinary shares will no longer be incurred. The effect of conversion, therefore, is to increase income (or reduce losses) attributable to ordinary equity holders as well as the number of shares in issue. Conversion will not be assumed for purposes of computing diluted earnings per share if the effect would be anti-dilutive. Potentially dilutive shares related to the Convertible Notes were excluded from the composition of diluted earnings per share for the year ended December 31, 2014 because their effect would have been anti-dilutive under the if-converted method.
Charterhire expense

Charterhire expense is the amount we pay to vessel owners to time charter-in vessels.  The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, profit sharing or current market rates.  The vessel’s owner is responsible for crewing and other vessel operating costs. Charterhire expense is recognized ratably over the charterhire period.

Operating leases

Costs in respect of operating leases are charged to the consolidated statement of income on a straight line basis over the lease term.

Foreign currencies

The individual financial statements of Scorpio Tankers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in U.S. dollars.

In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statements of income. The amounts charged to the consolidated statements of income during the years ended December 31, 2015, 2014 and 2013 were not material.

Segment reporting

During the years ended December 31, 2015, 2014 and 2013, we owned or chartered-in vessels spanning four different vessel classes, Handymax, MR, Panamax/LR1, and Aframax/LR2, all of which earn revenues in the seaborne transportation of refined petroleum products in the international shipping markets. Each vessel within its respective class qualifies as an operating segment under IFRS. However, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.

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
When we have committed to a sale plan involving the loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale.
Vessels under construction

As of December 31, 2015 and 2014, we had 12 and 24 vessels under construction, respectively. Vessels under construction are measured at cost and include costs incurred that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These costs include installment payments made to the shipyards, directly attributable financing costs, professional fees and other costs deemed directly attributable to the construction of the asset.
Vessels and drydock

Our fleet is measured at cost, which includes directly attributable financing costs and the cost of work undertaken to enhance the capabilities of the vessels, less accumulated depreciation and impairment losses.

Depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from date of delivery. Vessels under construction are not depreciated until such time as they are ready for use. The residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year average scrap market rates available at the balance sheet date with changes accounted for in the period of change and in future periods.

The vessels are required to undergo planned drydocks for replacement of certain components, major repairs and maintenance of other components, which cannot be carried out while the vessels are operating, approximately every 30 months or 60 months depending on the nature of work and external requirements. These drydock costs are capitalized and depreciated on a straight-line basis over the estimated period until the next drydock. In deferred drydocking, we only include direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

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

All other borrowing costs are recognized in the consolidated statement of income in the period in which they are incurred.

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

We consider investments in associates for impairment testing whenever there is a quoted share price and when this has a fair value less than the carrying value per share for the investment. For unquoted investments in associates, the company's recent financial information is taken into account to assess whether impairment testing is necessary. In a situation in which, based on the quoted share price, the fair value less cost to sell is considered to be below the carrying amount, the value in use is determined in order to test the investment for impairment. If the value in use is also below the carrying amount, an impairment loss is recognized for the difference between carrying amount and the higher of “value in use” or “fair value less costs to sell”.

We accounted for our investment in Dorian LPG Ltd. ("Dorian") under the equity method from the date of our initial investment in November 2013 through October 29, 2014, the date we lost significant influence over Dorian's financial and operating policy decisions. Subsequent to that date, we accounted for this investment as an available for sale financial asset. This investment was sold in July 2015 as further described in Note 8.

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
Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in the statement of income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in Note 22.
Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified as "loans and receivables," "held-to-maturity" or financial assets at fair value through profit or loss. Available-for-sale financial assets are recognized initially at fair value. Subsequent to initial recognition, any change in fair value is recorded in other comprehensive income. Any dividends received or impairment losses are recorded directly in income or loss. Upon the sale of the assets, the difference between the carrying amount and the sum of (i) the consideration received and (ii) any cumulative gain / loss that had been recognized in other comprehensive income will be recognized in the statement of income or loss.
Available for sale financial assets consisted of our investment in Dorian during the years ending December 31, 2015 and 2014. This investment was sold in July 2015 as further described in Note 8.

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

Objective evidence of impairment of financial assets could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becomes probable that the borrower will enter bankruptcy or financial re-organization.
Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL where the financial liability is held for trading, using the criteria set out above for financial assets.

Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognized in the statement of income or loss. The net gain or loss recognized in the statement of income or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in Note 22.

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
Convertible debt instruments
In June 2014, we completed an offering for $360.0 million in aggregate principal amount the Convertible Notes in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities’ Act of 1933 (as further described in Note 11). Under International Accounting Standard 32 (‘IAS 32’), we must separately account for the liability and equity components of convertible debt instruments (such as the Convertible Notes) in a manner that reflects the issuer’s economic interest cost. Under this methodology, the instrument is split between its liability and equity components upon initial recognition. The fair value of the liability is measured first, by estimating the fair value of a similar liability that does not have any associated equity conversion option. This becomes the liability’s carrying amount at initial recognition, which is recorded as part of Debt on the consolidated balance sheet. The equity component (the conversion feature) is assigned the residual amount after deducting the amount separately determined for the liability component from the fair value of the instrument as a whole and is recorded as part of additional paid-in capital within stockholders’ equity on the consolidated balance sheet. Issuance costs are allocated proportionately between the liability and equity components.
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

Derivative financial instruments

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in income or loss depends on the nature of the hedging relationship. During the years ended December 31, 2015, 2014 and 2013, we designated certain derivatives as hedges of highly probable forecast transactions (cash flow hedges) as described further below.

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months, and it is not expected to be realized or settled within 12 months.

Our derivative financial instruments for the years ended December 31, 2015, 2014 and 2013 consisted of interest rate swaps and profit or loss sharing arrangements on time chartered-in vessels with third parties. See Note 12 for further description of these instruments.

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

Derivative financial instruments are initially recognized in the balance sheet at fair value at the date the derivative contract is entered into and are subsequently measured at their fair value as derivative assets or derivative liabilities, respectively. Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in other comprehensive income. Changes in fair value of a portion of a hedge deemed to be ineffective are recognized in income or loss. Hedge effectiveness is measured quarterly.

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

Hedge accounting is discontinued when we revoke the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income or loss at that time is accumulated and recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in other comprehensive income or loss is recognized immediately in the statement of income or loss.

For the years ended December 31, 2015, 2014, and 2013, we were party to derivative financial instruments to manage our exposure to interest rate fluctuations on our 2011 Credit Facility and 2010 Revolving Credit Facility. The interest rate swaps relating to the 2011 Credit Facility were designated and accounted for as cash flow hedges, and the interest rate swaps relating to the 2010 Revolving Credit Facility were designated at fair value through profit or loss for the years ended December 31, 2015, 2014 and 2013. The interest rate swaps under our 2010 Revolving Credit Facility were terminated in March 2015 and the interest rate swaps under our 2011 Credit Facility expired in June 2015 as further described in Note 12.

Finance Lease

In July 2015, we reached an agreement to purchase an LR2 product tanker that was then under construction at Daewoo Shipbuilding and Marine Engineering ("DSME") for a purchase price of $59.0 million. As part of this agreement, we agreed to bareboat charter-in the vessel for up to nine months at $10,000 per day with a purchase obligation at the conclusion of the bareboat charter (or at any point prior, at our discretion). This transaction is further described in Note 11.

This bareboat charter-in agreement is being accounted for as a finance lease. Finance leases are recognized as an asset and as a liability in the amount equal to the fair market value of the leased vessel or if lower, the present value of the minimum lease payments. Any initial direct costs to us are added to the amount recognized as an asset. The bareboat charter payments are being allocated between the finance charge and the reduction of the outstanding liability. The interest element of the bareboat charter payment is being recorded within "Financial Expenses" on the consolidated statements of income. The vessel is being depreciated over its estimated useful life of 25 years.

Equity instruments

An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.

We had 175,335,400 and 164,574,542 registered shares authorized, issued and outstanding with a par value of $0.01 per share at December 31, 2015 and December 31, 2014, respectively. These shares provide the holders with the same rights to dividends and voting rights.

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

Dividends per share presented in these consolidated financial statements are calculated by dividing the aggregate dividends declared by all of our subsidiaries by the number of our shares assuming these shares have been outstanding throughout the periods presented.

Restricted stock

The restricted stock awards granted under our equity incentive plans as described in Note 14 contain only service conditions and are classified as equity settled. Accordingly, the fair value of our restricted stock awards was calculated by multiplying the average of the high and low share price on the grant date and the number of restricted stock shares granted that are expected to vest.  In accordance with IFRS 2 “Share Based Payment,” the share price at the grant date serves as a proxy for the fair value of services to be provided by the individual under the plan.

Compensation expense related to the awards is recognized ratably over the vesting period, based on our estimate of the number of awards that will eventually vest. The vesting period is the period during which an individual is required to provide service in exchange for an award and is updated at each balance sheet date to reflect any revisions in estimates of the number of awards expected to vest as a result of the effect of service vesting conditions. The impact of the revision of the original estimate, if any, is recognized in the consolidated statement of income or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

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

The significant judgments and estimates are as follows:

Revenue recognition

Our revenue is primarily generated from time charters, spot voyages, or pools (see Note 16 for the components of our revenue generated during the years ended December 31, 2015, 2014 and 2013). Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.
We generated revenue from spot voyages during the years ended December 31, 2015, 2014 and 2013. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

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

For the period ended December 31, 2015, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we compared the carrying amount of our vessels to their fair values less costs to sell (determined by taking into consideration two independent broker valuations). If the carrying amount of our vessels was greater than the fair values less costs to sell, we prepared a value in use calculation where we estimated the vessel’s future cash flows based on a combination of the latest, published, forecast time charter rates for the next three years, a growth rate of 3.0% in freight rates in each period thereafter and our best estimates of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value, using a pre-tax discount rate of 8.54%.

At December 31, 2015, we had 80 vessels in our fleet (including STI Lombard, which is bareboat chartered-in under a finance lease arrangement) and 12 vessels under construction:

•	50 vessels had fair values less costs to sell in excess of their carrying amount.

•	30 vessels had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each these vessels which resulted in no impairment being recognized.

•
We did not obtain independent broker valuations for our 12 vessels under construction. To assess their carrying values for impairment, we prepared value in use calculations which resulted in no impairment being recognized.

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

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. No such regulations have been identified that would have impacted the estimated useful life of our vessels. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

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

Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2015

Standards and interpretations adopted during the period

•	Amendment to IAS 19 - Employee benefits: Employee contributions

•	Annual improvement 2010-2012

•	Annual improvement 2011-2013
The adoption of these standards did not have a material impact on these consolidated financial statements.
Standards and Interpretations issued not yet adopted
At the date of authorization of these consolidated financial statements, the following Standards which have not been applied in these consolidated financial statements were issued but not yet effective:

•	Amendment to IAS 16 & IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortization

•	Amendment to IAS 16 & IAS 41 - Agriculture: Bearer Plants

•	Amendment to IAS 27 - Equity Method in Separate Financial Statements

•	Amendment to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

•	Amendment to IFRS 11 - Joint arrangements

•	Amendment to IAS 1 - Disclosure Initiative

•	Amendment to IFRS 10, IFRS 12 and IAS 28 - Investment entities: Applying the Consolidation Exception

•	Annual improvement 2012-2014

•	IFRS 9 - Financial Instruments

•	IFRS 14 - Regulatory deferral accounts
We do not expect that the adoption of these standards in future periods will have a material impact on our financial statements.

Recent Accounting Pronouncements
IFRS 15, Revenue from Contracts with Customers, was issued by the International Accounting Standards Board on May 28, 2014. IFRS 15 amends the existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. IFRS 15 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2018. Early adoption is permitted and the standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. We are currently evaluating the impact of adopting the new revenue standard on our consolidated financial statements.
IFRS 16, Leases, was issued by the International Accounting Standards Board on January 13, 2016. IFRS 16 amends the existing accounting standards to require lessees to recognize the rights and obligations created by leases as assets and liabilities on the balance sheet, unless the term of the lease is 12 months or less. The accounting for leases by lessors remains substantially unchanged from the existing standard under IAS 17. IFRS 16 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. Early adoption is permitted if IFRS 15, Revenue from Contracts with Customers, has been adopted. We are currently evaluating the impact of adopting the new leasing standard on our consolidated financial statements.

2.	Cash and cash equivalents
The following table depicts the components of our cash as of December 31, 2015 and 2014:

	At December 31,
In thousands of U.S. dollars	2015	2014
Cash at banks	$200,187	$115,695
Cash on vessels	783	448
	$200,970	$116,143

3.	Accounts receivable

The following table depicts the components of our accounts receivable as of December 31, 2015 and 2014:

	At December 31,
In thousands of U.S. dollars	2015	2014
Scorpio MR Pool Limited	$35,238	$28,289
Scorpio LR2 Pool Limited	15,301	22,326
Scorpio Panamax Tanker Pool Limited	4,459	11,846
Scorpio Handymax Tanker Pool Limited	4,477	11,664
Receivables from the Scorpio Group Pools	59,475	74,125

Scorpio Ship Management S.A.M. (SSM)	2,346	—
Receivables related to vessels under construction	—	1,647
Freight and time charter receivables	498	724
Insurance receivables	3,012	245
Other receivables	3,686	1,460
	$69,017	$78,201

Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Panamax Tanker Pool Limited, Scorpio Handymax Tanker Pool Limited and Scorpio Ship Management S.A.M. ("SSM") are related parties, as described in Note 15. Amounts due from the pools relate to income receivables and receivables for working capital contributions which are expected to be collected within one year. Amounts due from SSM relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.

Receivables related to vessels under construction at December 31, 2014 relate to the difference between the drawdown amounts from our secured credit facilities and the final installment payments due for the deliveries of STI Tribeca, STI Rotherhithe, STI Hammersmith and STI Rose.  These drawdowns occurred in December 2014 however the funds were not released until January 2015, when the vessels were delivered.

Freight and time charter receivables represent amounts collectible from customers for our vessels operating in the spot market or on time charter.

Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.

We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. At December 31, 2015 and December 31, 2014, no material receivable balances were either past due or impaired.

4.	Vessels

Operating vessels and drydock

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2015	$1,992,229	$41,012	2,033,241
Additions (1)	1,221,361	21,838	1,243,199
Sale of vessel (2)	(25,223)	(811)	(26,034)
As of December 31, 2015	3,188,367	62,039	3,250,406

Accumulated depreciation and impairment
As of January 1, 2015	(54,928)	(6,435)	(61,363)
Charge for the period	(96,390)	(10,966)	(107,356)
Loss on vessel sold (3)	(2,054)	—	(2,054)
Sale of vessel (2)	7,309	811	8,120
As of December 31, 2015	(146,063)	(16,590)	(162,653)
Net book value
As of December 31, 2015	$3,042,304	$45,449	$3,087,753

Cost
As of January 1, 2014	$566,583	$12,102	578,685
Additions (4)	1,515,888	31,200	1,547,088
Transfer to vessels held for sale (5)	(90,242)	(2,290)	(92,532)
As of December 31, 2014	1,992,229	41,012	2,033,241

Accumulated depreciation and impairment
As of January 1, 2014	(45,021)	(3,394)	(48,415)
Charge for the period	(37,880)	(4,737)	(42,617)
Write-offs of vessels held for sale (6)	(3,276)	(702)	(3,978)
Transfer to vessels held for sale (5)	31,249	2,398	33,647
As of December 31, 2014	(54,928)	(6,435)	(61,363)
Net book value
As of December 31, 2014	$1,937,301	$34,577	$1,971,878

(1)	Additions in 2015 primarily relate to the deliveries of 27 vessels and corresponding calculations of notional drydock on these vessels.

(2)	Represents the net book value of STI Highlander, which was sold in October 2015.

(3)	Represents the loss recorded upon the sale of STI Highlander in October 2015.

(4)	Additions in 2014 primarily relate to the deliveries of 41 newbuilding vessels and corresponding calculations of notional drydock on these vessels.

(5)	Represents the reclassification of the net book value of STI Heritage and STI Harmony from “Vessels” to “Vessels Held for Sale” in December 2014.

(6)
Represents the write-off to remeasure STI Heritage, STI Harmony and Venice at the lower of their carrying amount and fair value less costs to sell at December 31, 2014. These vessels were sold during the year ended December 31, 2015 as described below.

Vessel deliveries
We took delivery of the following vessels during the year ended December 31, 2015 resulting in an increase of $1,243.2 million in Vessels from December 31, 2014:

		Month	Vessel
	Name	Delivered	Type
1	STI Tribeca	January 2015	MR
2	STI Hammersmith	January 2015	Handymax
3	STI Rotherhithe	January 2015	Handymax
4	STI Rose	January 2015	LR2
5	STI Gramercy	January 2015	MR
6	STI Veneto	February 2015	LR2
7	STI Alexis	February 2015	LR2
8	STI Bronx	February 2015	MR
9	STI Pontiac	March 2015	MR
10	STI Manhattan	March 2015	MR
11	STI Winnie	March 2015	LR2
12	STI Oxford	April 2015	LR2
13	STI Queens	April 2015	MR
14	STI Osceola	April 2015	MR
15	STI Lauren	May 2015	LR2
16	STI Connaught	May 2015	LR2
17	STI Notting Hill	May 2015	MR
18	STI Spiga	June 2015	LR2
19	STI Seneca	June 2015	MR
20	STI Savile Row	June 2015	LR2
21	STI Westminster	June 2015	MR
22	STI Brooklyn	July 2015	MR
23	STI Kingsway	August 2015	LR2
24	STI Memphis	August 2015	MR
25	STI Lombard	August 2015	LR2	(1)
26	STI Carnaby	September 2015	LR2
27	STI Black Hawk	September 2015	MR

(1)
STI Lombard was delivered in August 2015 under a bareboat charter-in agreement for up to nine months at $10,000 per day. We have the obligation to purchase the vessel at the conclusion of the bareboat charter (or at any point prior, at the Company's discretion).

Vessel Held for Sale and Vessel Sales

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

In March and April 2014, we sold Noemi and Senatore, respectively for aggregate net proceeds of $42.5 million which resulted in the commensurate reduction in 'Vessels held for sale.” As part of these sales, we repaid $22.5 million on our 2010 Revolving Credit Facility in March 2014 and wrote-off a total of $0.2 million of deferred financing fees.

In April 2014, we sold STI Spirit for net proceeds of $29.5 million which resulted in the commensurate reduction in “Vessels held for sale.” As part of this sale, we repaid $21.4 million on our STI Spirit Credit Facility in April 2014 and wrote-off $0.3 million of deferred financing fees.

In April 2014, Venice incurred $1.3 million of drydock costs that were capitalized as part of the carrying amount of that vessel as of December 31, 2014.
In December 2014, we designated STI Heritage and STI Harmony as held for sale and recorded a $3.9 million write-down to remeasure these vessels at their fair value less estimated costs to sell. Their revised aggregate carrying amount of $59.0 million was then reclassified from “Vessels” to “Vessels held for sale” on the consolidated balance sheet as of December 31, 2014.  Fair value was determined by taking into consideration agreements to sell these vessels, which were supported by two independent broker valuations.  These independent broker valuations were based on each broker’s knowledge of current sale and purchase market conditions and take into consideration vessel age, size, the shipyard where it was built and any other specifications unique to such vessel (such as ice class capabilities). As such, we considered these values to be within Level 2 of the fair value hierarchy under IFRS 13.
In March 2015, we sold Venice to an unrelated third-party for net proceeds of $12.6 million. As a result of this sale, we recognized a gain of $0.7 million, repaid $6.1 million into our 2010 Credit Facility and wrote-off $4,850 of deferred financing fees.
In April 2015, we sold STI Heritage and STI Harmony to an unrelated third-party for aggregate net proceeds of $60.3 million and recorded an aggregate gain of $1.3 million.  This gain relates to lower than expected closing costs incurred relating to the closing of the sales of each vessel. As a result of these sales, we made an aggregate repayment of $25.6 million into our 2010 Revolving Credit Facility and wrote-off a total of $21,564 of deferred financing fees.
In October 2015, we sold STI Highlander for net proceeds of $17.9 million and recognized a loss of $2.1 million. There was no debt repayment and no write-off of deferred financing fees from this transaction as this vessel was not collateralized under any of our credit facilities at the time of sale.

Collateral agreements

The following table represents vessels provided as collateral under our secured loan agreements (which are described in Note 11) as of December 31, 2015:

Credit Facility	Vessel Name	Net Book Value (In millions of U.S. dollars)
2011 Credit Facility	STI Onyx	$34.3
2011 Credit Facility	STI Sapphire	34.1
2011 Credit Facility	STI Emerald	34.0
2011 Credit Facility	STI Beryl	33.2
2011 Credit Facility	STI Le Rocher	33.7
2011 Credit Facility	STI Larvotto	33.7
2011 Credit Facility	STI Duchessa	32.2
2013 Credit Facility	STI Wembley	31.5
2013 Credit Facility	STI Fontvieille	33.7
2013 Credit Facility	STI Ville	34.0
2013 Credit Facility	STI Opera	32.0
2013 Credit Facility	STI Texas City	36.4
2013 Credit Facility	STI Meraux	36.8
2013 Credit Facility	STI San Antonio	36.9
2013 Credit Facility	STI Venere	32.0
2013 Credit Facility	STI Virtus	32.1
2013 Credit Facility	STI Aqua	32.3
2013 Credit Facility	STI Dama	32.3

2013 Credit Facility	STI Mythos	32.0
2013 Credit Facility	STI Benicia	37.7
2013 Credit Facility	STI Regina	32.5
2013 Credit Facility	STI St. Charles	36.3
2013 Credit Facility	STI Yorkville	32.9
2013 Credit Facility	STI Milwaukee	38.9
2013 Credit Facility	STI Battery	33.1
2013 Credit Facility	STI Osceola	39.3
2013 Credit Facility	STI Seneca	39.4
2013 Credit Facility	STI Rose	59.1
2013 Credit Facility	STI Alexis	59.3
ABN AMRO Credit Facility	STI Spiga	58.3
ABN AMRO Credit Facility	STI Savile Row	59.5
ABN AMRO Credit Facility	STI Kingsway	59.8
ABN AMRO Credit Facility	STI Carnaby	60.0
BNP Paribas Credit Facility	STI Memphis	37.1
ING Credit Facility	STI Black Hawk	37.5
ING Credit Facility	STI Pontiac	38.9
KEXIM Credit Facility	STI Brixton	30.9
KEXIM Credit Facility	STI Comandante	30.7
KEXIM Credit Facility	STI Pimlico	31.0
KEXIM Credit Facility	STI Hackney	30.9
KEXIM Credit Facility	STI Acton	31.5
KEXIM Credit Facility	STI Fulham	31.2
KEXIM Credit Facility	STI Camden	31.1
KEXIM Credit Facility	STI Finchley	31.4
KEXIM Credit Facility	STI Clapham	31.7
KEXIM Credit Facility	STI Poplar	31.7
KEXIM Credit Facility	STI Elysees	50.1
KEXIM Credit Facility	STI Madison	50.4
KEXIM Credit Facility	STI Park	50.4
KEXIM Credit Facility	STI Orchard	50.0
KEXIM Credit Facility	STI Sloane	50.9
KEXIM Credit Facility	STI Broadway	49.9
KEXIM Credit Facility	STI Condotti	50.9
KEXIM Credit Facility	STI Veneto	51.1
KSURE Credit Facility	STI Battersea	31.2
KSURE Credit Facility	STI Hammersmith	32.1
KSURE Credit Facility	STI Rotherhithe	32.2
KSURE Credit Facility	STI Chelsea	32.2
KSURE Credit Facility	STI Lexington	32.2
KSURE Credit Facility	STI Powai	32.2
KSURE Credit Facility	STI Olivia	32.3
KSURE Credit Facility	STI Mayfair	33.5
KSURE Credit Facility	STI Soho	33.0
KSURE Credit Facility	STI Tribeca	34.0

KSURE Credit Facility	STI Gramercy	33.2
KSURE Credit Facility	STI Bronx	34.0
KSURE Credit Facility	STI Manhattan	33.9
KSURE Credit Facility	STI Queens	33.9
KSURE Credit Facility	STI Notting Hill	37.7
KSURE Credit Facility	STI Westminster	37.9
KSURE Credit Facility	STI Brooklyn	34.1
KSURE Credit Facility	STI Winnie	52.1
KSURE Credit Facility	STI Oxford	52.3
KSURE Credit Facility	STI Lauren	52.3
KSURE Credit Facility	STI Connaught	52.0
Newbuilding Credit Facility	STI Amber	34.0
Newbuilding Credit Facility	STI Topaz	34.1
Newbuilding Credit Facility	STI Ruby	34.2
Newbuilding Credit Facility	STI Garnet	34.3

	Total	$3,027.5

5.	Vessels under construction

2014 Activity

In March 2014, we sold seven VLCCs under construction to an unrelated third party. As a result of the sale, we received net proceeds of $141.7 million in cash, and recorded a gain of $51.4 million. The book value of these assets at the time of sale was $90.3 million.

In May 2014, we paid additional cash consideration of $4.7 million to the counterparties of the 2013 transaction to acquire four MR product tankers in exchange for 3,611,809 of our common shares based on subsequent changes to our share price. This one-time adjustment was recorded against additional paid-in capital.

In August 2014, we reached an agreement with an unrelated third party to purchase an MR product tanker that was then under construction, STI St. Charles. The purchase price was $37.1 million and we took delivery of this vessel in September 2014.
In November 2014, we reached an agreement with an unrelated third party to purchase two LR2 product tankers that were then under construction at Daehan Shipbuilding Company ("DHSC") for approximately $60.0 million each. These vessels, STI Rose and STI Alexis, were delivered in January and February 2015, respectively.
In December 2014, we reached an agreement with Scorpio Bulkers Inc., or Scorpio Bulkers, a related party, to purchase newbuilding contracts for four LR2 product tankers under construction at DHSC and Sungdong Shipbuilding & Marine Engineering ("SSME") and options to purchase two additional LR2 newbuilding contracts which expired unexercised in May 2015.  The purchase price for each of the four LR2 newbuilding contracts was $51.0 million with deliveries scheduled throughout 2016 (one per quarter). This transaction closed in July 2015. The independent members of our Board of Directors unanimously approved this transaction with Scorpio Bulkers.

2015 Activity
In May 2015, we reached agreements with two unrelated third parties to purchase an aggregate of four LR2 product tankers, which were under construction at SSME and DHSC, for $60.0 million each.  STI Spiga and STI Savile Row were delivered in June 2015 and STI Kingsway and STI Carnaby were delivered in August and September 2015, respectively.
In July 2015, we reached an agreement with an unrelated third party to purchase an MR product tanker, which was built in 2014 at SPP Shipbuilding Co. Ltd. ("SPP"), for $37.1 million. This vessel, STI Memphis, was delivered in August 2015.

In July 2015, we reached an agreement to purchase an LR2 product tanker, which was under construction at DSME, for $59.0 million. As part of this agreement, we agreed to make a deposit of $5.9 million and to bareboat charter-in the vessel for up to nine months at $10,000 per day. We are obligated to take ownership of the vessel and pay the remaining amount of the purchase price of $53.1 million at the conclusion of the bareboat charter (or at any point prior, at our discretion). This vessel, STI Lombard, was delivered under the bareboat agreement in August 2015. This agreement is being accounted for as a finance lease as further described in Note 11.
In July 2015, we purchased an MR product tanker from an unrelated third party, which was under construction at Hyundai Mipo Dockyard Co. Ltd. ("HMD"), for $37.0 million. This vessel, STI Black Hawk, was delivered in September 2015.
In August 2015, we signed contracts with HMD to construct four MR product tankers for $35.8 million per vessel with deliveries scheduled in 2017. As part of this agreement, we received options to construct up to ten additional MR product tankers with fixed delivery dates and at fixed prices.
In October 2015, we exercised four of the options received from HMD and signed agreements to construct four MR product tankers for $36.0 million each with deliveries scheduled in the third and fourth quarters of 2017.
In December 2015, four options to construct MR product tankers with HMD expired unexercised. As a result, we wrote-off $0.7 million for deposits made on these vessels during the year ended December 31, 2015.
During 2015, we were still party to the performance guarantees of the aforementioned seven VLCCs sold in March 2014 under the related construction contracts with the shipyards. In September 2015, one of the shipyards novated the construction contracts for five of these vessels, and in January 2016 the other shipyard novated the construction contracts for the remaining two vessels thus releasing the Company from all guarantees.
As of December 31, 2015, we had a total of 12 newbuilding product tanker orders with HMD, DHSC and SSME which include eight MRs, and four LR2s for an aggregate purchase price of $491.5 million, of which $115.8 million in cash has been paid as of that date.

Capitalized interest

In accordance with IAS 23 “Borrowing Costs,” applicable interest costs are capitalized during the period that vessels are under construction. For the years ended December 31, 2015 and 2014, we capitalized interest expense for the vessels under construction of $5.6 million and $17.5 million, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 4.7% and 3.5% for the years ended December 31, 2015 and 2014, respectively. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.

A roll-forward of activity within Vessels under construction is as follows:

In thousands of U.S. dollars
Balance as of January 1, 2014	$649,526
Installment payments and other capitalized expenses	1,370,565
Sale of VLCCs (1)	(90,293)
Capitalized interest	17,500
Transferred to operating vessels and drydock	(1,542,421)
Balance as of December 31, 2014	$404,877

Installment payments and other capitalized expenses	873,179
Capitalized interest	5,571
Transferred to operating vessels and drydock	(1,150,678)
Write-off of vessel purchase options	(731)
Balance as of December 31, 2015	$132,218

(1)	Represents installment payments and other capitalized costs on seven VLCC newbuilding contracts that were sold in March 2014.

The following table is a timeline of future expected payments and dates for our vessels under construction as of December 31, 2015:*

In millions of U.S. dollars
Q1 2016 - installment payments made	$56.9
Q1 2016 - remaining installment payment	15.3
Q2 2016	74.7
Q3 2016	36.7
Q4 2016	44.0
Q1 2017	57.3
Q2 2017	46.6
Q3 2017	54.1
Q4 2017	43.3

Total	$428.9

*These are estimates only and are subject to change as construction progresses.

6.	Carrying values of vessels and vessels under construction

At each balance sheet date, we review the carrying amounts of our vessels and related drydock costs to determine if there is any indication that those vessels and related drydock costs have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second hand product tankers, discounted projected vessel operating cash flows and the Company’s overall business plans.

At December 31, 2015, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we compared the carrying amount of our vessels to their fair values less costs to sell (determined by taking into consideration two independent broker valuations). If the carrying amount of our vessels was greater than the fair values less costs to sell, we prepared a value in use calculation where we estimated the vessel’s future cash flows based on a combination of the latest forecast, published time charter rates for the next three years, a 3.0% growth rate in freight rates in each period thereafter and our best estimate of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value using a pre-tax discount rate of 8.54%. The results of these tests were as follows:

At December 31, 2015, we had 80 vessels in our fleet (including STI Lombard, which was bareboat chartered-in under a finance lease arrangement) and 12 vessels under construction:

•	50 vessels had fair values less costs to sell in excess of their carrying amount.

•	30 vessels had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each these vessels which resulted in no impairment being recognized.

•
We did not obtain independent broker valuations for our 12 vessels under construction. To assess their carrying values for impairment, we prepared value in use calculations which resulted in no impairment being recognized.

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

•
We did not obtain independent broker valuations for the remaining 24 vessels under construction. To assess their carrying values for impairment, we prepared value in use calculations which resulted in no impairment being recognized.

7.	Other non-current assets

	At December 31,
In thousands of U.S. dollars	2015	2014
Scorpio LR2 Tanker Pool Ltd. pool working capital contributions (1)	$13,600	$—
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (2)	5,656	4,115
Working capital contributions to Scorpio Group Pools	19,256	4,115

Capitalized loan fees (3)	2,527	19,548
Security deposits for vessel claims (4)	1,554	—
Non-current portion of acquired time charter contracts (5)	—	65
	$23,337	$23,728

(1)
For vessels in the Scorpio LR2 Pool, working capital contributions are repaid, without interest, upon a vessel’s exit from each pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract.

(2)
For vessels in the Scorpio Handymax Tanker Pool, working capital contributions are repaid, without interest, upon a vessel's exit from each pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract.

(3)
Primarily represents upfront loan fees on our credit facilities being used to finance our newbuilding vessels. These are reclassified to debt when the tranche of the loan to which the vessel relates is drawn.

(4)
Represents security deposits paid in 2015 in order for two of our vessels to be promptly released from the arrest instigated by an unpaid bunkers supplier. These vessels were on time charter to an unrelated third party when the bunkers in question were purchased. We believe that the claim for these unpaid bunkers is the ultimate responsibility of this time charterer and we have initiated arbitrations against them to obtain a declaration to that effect. Therefore, we have not recorded a provision for this matter as of December 31, 2015.

(5)	Represents the non-current portion of the value of time charter contracts acquired in November 2013 as part of the acquisition of four MRs in exchange for common shares.

8.	Investment in Dorian LPG Ltd.

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

2014 Activity
In February 2014, Dorian completed a follow-on offering of common shares which resulted in the dilution of our ownership percentage to 26.5% from 30.0%.
In April 2014, Dorian effected a one for five reverse stock split of its common shares, reducing our total number of shares held in Dorian. Concurrently with this reverse stock split, Dorian issued 1,412,698 shares in a private placement to an investor that was unrelated to us. Accordingly, our ownership percentage in Dorian was reduced to 25.7% from 26.5% after giving effect to this private placement.
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

On October 29, 2014, Robert Bugbee, our President, resigned from the board of directors of Dorian. Accordingly, we determined that we no longer had significant influence over Dorian’s financial and operating decisions, and we therefore ceased accounting of this investment under the equity method as of that date. As a result, we remeasured our investment in Dorian to its fair market value as of October 29, 2014, resulting in a write-down of $13.9 million.
Subsequent to October 29, 2014, our investment in Dorian was accounted for as “available for sale” with changes in fair market value recorded within equity, through other comprehensive income or loss.
In November 2014, we exercised our rights under the shareholders agreement with Dorian to cause Dorian to register for re-sale under the Securities Act of 1933, as amended, or the Securities Act, all of the shares of Dorian that we owned.

2015 activity
In July 2015, we sold our investment in Dorian to two unrelated third parties for aggregate net proceeds of $142.4 million. As a result of these sales, we recognized a gain of $1.2 million during the year ended December 31, 2015. All shares were sold pursuant to an effective resale registration statement filed by Dorian on July 8, 2015.

The following is a rollforward of the carrying value of our investment in Dorian during the years ended December 31, 2015, 2014 and 2013:

In thousands of U.S. dollars	Rollforward of carrying value of investment in Dorian
Value of initial shares received at closing	$134,435	(1)
Investment in private placement	75,000	(2)
Our share of net income for the period ended December 31, 2013	368
Carrying value at December 31, 2013	$209,803
Disposal of shares	(56,124)	(3)
Our share of net income through October 29, 2014	1,473
Loss recognized upon change in accounting method	(13,895)	(4)
Carrying value at October 29, 2014	141,257
Other comprehensive loss	(10,801)	(5)
Carrying value at December 31, 2014	$130,456
Other comprehensive income	10,801
Carrying value at date of sales	$141,257
Net proceeds from sales	142,436
Gain on disposal	$1,179

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

Our share of Dorian's results prior to the discontinuation of equity method accounting in October 2014

Dorian's results for 2014 included herein are derived from Dorian’s unaudited financial statements for the three months ended March 31, 2014 and the nine months ended December 31, 2014. Furthermore, Dorian prepares its financial statements in accordance with Generally Accepted Accounting Principles in the United States (“US GAAP”). As such, adjustments were made to convert our share of Dorian’s results from US GAAP to IFRS.

		Adjustments
In thousands of U.S. dollars	Dorian LPG Ltd. for the calendar year ended December 31, 2014 (1)	Impact of conversion to IFRS (2)	Adjusted Dorian LPG Ltd. for the calendar year ended December 31, 2014
Revenue	$78,575	—	$78,575
Operating income	20,712	(614)	20,098
Net income	15,459	(614)	14,845

Our share of net income (3)	$1,604	$(131)	$1,473

(1)	Prepared in accordance with US GAAP using Dorian's unaudited financial statements for the three months ended March 31, 2014 and the nine months ended December 31, 2014.

(2)	This represents the (i) excess depreciation calculated as a result of our stepped up basis recorded upon our initial investment and (ii) our conversion of depreciation expense from US GAAP to IFRS.

(3)	Our share of net income captures Dorian's financial results from January 1, 2014 through October 29, 2014, the date we ceased equity method accounting.

		Adjustments
In thousands of US dollars	Dorian LPG Ltd. for the three months ended December 31, 2013 (1)	Impact of revaluation and conversion to IFRS (3)	Adjusted Dorian LPG Ltd. for the three months ended December 31, 2013
Revenue	$13,800	—	$13,800
Operating income	3,700	(48)	3,652
Net income	5,243	(48)	5,195

Our share of net income	$383	$(14)	$369	(2)

(1)	Prepared in accordance with US GAAP.

(2)
We estimated our share of Dorian's net income for the 35 day period beginning with the closing date of our initial investment in Dorian, November 26, 2013 and ending on December 31, 2013 by pro-rating Dorian's results for quarter ending December 31, 2013 and adjusting for material transactions occurring before or after the closing date.

(3)	This represents the (i) excess depreciation calculated as a result of our stepped up basis and (ii) our conversion of depreciation expense from US GAAP to IFRS.

9.	Accounts payable

The following table depicts the components of our accounts payable as of December 31, 2015 and 2014:

	At December 31,
In thousands of U.S. dollars	2015	2014
Progress payments due for vessels under construction	$13,750	$—
Suppliers	10,874	10,004
Accounts payable to SSM	484	241
Scorpio MR Pool Ltd	175	1,790
Accounts payable to SCM	170	759
Scorpio Handymax Tanker Pool Ltd	167	737
Scorpio LR2 Pool Ltd	63	706
Scorpio Panamax Tanker Pool Ltd	—	661
Accounts payable to SSH	—	31

	$25,683	$14,929

The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

10. Accrued expenses

The following table depicts the components of our accrued expenses as of December 31, 2015 and 2014:

	At December 31,
In thousands of U.S. dollars	2015	2014
Accrued short-term employee benefits	$13,738	$5,226
Accrued interest	11,154	7,751
Suppliers	5,696	6,542
Accrued expenses to Scorpio Handymax Tanker Pool Ltd.	205	—
Accrued expenses to SSH	77	13
Accrued expenses to SCM	5	15
Accrued expenses to SSM	—	35
Deposit from Scorpio Bulkers (1)	—	31,277
Accrued vessel purchase commissions - SSH (2)	—	3,115
Other accrued expenses	1,768	1,165

	$32,643	$55,139

(1)
In 2014, we received a $31.3 million deposit pursuant to an agreement to purchase four LR2 tankers from Scorpio Bulkers Inc., a related party. We received this deposit as security for the scheduled installment payments that were expected to occur prior to the closing date of the transaction. The transaction closed, and the deposit was returned, in July 2015.

(2)	The balance at December 31, 2014 represents commissions payable to SSH relating to the deliveries of eight vessels under our Newbuilding Program.

11.	Current and long-term debt

The following is a breakdown of the current and non-current portion of our debt outstanding as of December 31, 2015 and December 31, 2014:

	As of December 31,
In thousands of U.S. dollars	2015	2014
Current portion (1)	$124,503	$87,163
Debt related to vessels held for sale (2)	—	32,932
Finance lease	53,372	—
Current portion of long-term debt	177,875	120,095

Non-current portion (3)	1,872,114	1,451,427
	$2,049,989	$1,571,522

(1)
The current portion at December 31, 2015 was net of unamortized deferred financing fees of $3.8 million. The current portion at December 31, 2014 was net of unamortized deferred financing fees of $2.5 million.

(2)
This relates to amounts due for three vessels that were held for sale under our 2010 Revolving Credit Facility at December 31, 2014 and is shown net of unamortized deferred financing fees of $0.1 million. STI Harmony and STI Heritage were designated as held for sale at December 31, 2014. Venice was designated as held for sale as of December 31, 2013. These vessels were sold, and the debt was repaid, during the year ended December 31, 2015.

(3)
The non-current portion at December 31, 2015 was net of unamortized deferred financing fees of $52.0 million. The non-current portion at December 31, 2014 was net of unamortized deferred financing fees of $44.6 million.

The following is a table summarizing our current debt, non-current debt and available debt as of December 31, 2015:

	As of December 31, 2015
In thousands of U.S. dollars	Current	Non-Current	Total outstanding	Available
2011 Credit Facility	$7,935	$93,041	$100,976	—
Newbuilding Credit Facility	5,998	65,845	71,843	—
2013 Credit Facility	31,216	397,037	428,253	—
K-Sure Credit Facility	36,522	403,478	440,000	—
KEXIM Credit Facility	33,650	366,600	400,250	—
Credit Suisse Credit Facility	—	—	—	61,200	(1)
ABN AMRO Credit Facility	9,480	130,350	139,830	—
ING Credit Facility	2,333	32,375	34,708	52,000	(2)
BNP Paribas Credit Facility	1,150	16,100	17,250	17,250	(3)
Scotiabank Credit Facility	—	—	—	36,000	(4)
Senior Notes Due 2020	—	53,750	53,750	—
Senior Notes Due 2017	—	51,750	51,750	—
Convertible Notes	—	313,793	313,793	—
Finance lease	53,372	—	53,372	—
	181,656	1,924,119	2,105,775	166,450
Less: deferred financing fees	(3,781)	(52,005)	(55,786)	—
	$177,875	$1,872,114	$2,049,989	$166,450

(1)	Availability can be used to finance the lesser of $30.6 million and 60% of each vessel's fair market value at the respective drawdown dates.

(2)	Availability can be used to finance the lesser of $26.0 million and 47.5% of the fair market value of the respective vessels.

(3)	Availability can be used to finance the lesser of $17.3 million and 48% of the fair market value of the respective vessels

(4)
In November 2015, the Company received a commitment for a loan facility of up to $36.0 million from Scotiabank Europe plc which is expected to be utilized to refinance the existing indebtedness on an LR2 product tanker (2015 built). The loan facility is subject to customary conditions precedent and the execution of definitive documentation.

2010 Revolving Credit Facility

On June 2, 2010, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DNB Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V, for a senior secured term loan facility of up to $150.0 million. On July 12, 2011, we amended and restated the credit facility to convert it from a term loan to a reducing revolving credit facility.

This facility matured in June 2015 and all amounts due were settled. The activity during the years ended December 31, 2015 and 2014 is as follows:

•
In January 2014, we drew down $72.4 million and in March 2014, we paid $22.5 million on this facility as a result of the sales of Noemi and Senatore. We also wrote-off a total of $0.2 million of deferred financing fees as part of these debt repayments.

•
In March 2015, we paid $6.1 million into this facility as a result of the sale of Venice (in addition to a $1.8 million scheduled principal payment relating to STI Harmony, STI Heritage and STI Highlander).

•
In April 2015, we paid $25.6 million into this facility as a result of the sales of STI Harmony and STI Heritage. We also wrote-off a total of $21,465 of deferred financing fees as part of these debt repayments.

•
In June 2015, the 2010 Revolving Credit Facility matured and we made an $8.0 million principal payment to settle all amounts outstanding. The mortgage on STI Highlander (the only vessel collateralized under this facility at the time) was released.

2011 Credit Facility

On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DNB Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V., for a senior secured term loan facility of up to $150.0 million.

This credit facility bears interest at LIBOR plus an applicable margin of (i) 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and (ii) 3.50% per annum when our debt to capitalization ratio is greater than 50%. The credit facility matures on May 3, 2017 and the availability under this credit facility expired on January 31, 2014.

Borrowings for each vessel financed under this facility represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the credit facility is repayable in equal quarterly installments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is 16 years of age. Our subsidiaries, which may at any time, own one or more of our vessels, act as guarantors under the credit facility.

The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.
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

•
The ratio of EBITDA to interest expense shall be no less than 2.00 to 1.00. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends unless our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•
Consolidated liquidity (defined as cash and cash equivalents) must not be less than $25 million, of which unrestricted cash and cash equivalents shall be not less than $15.0 million, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel.

•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.

In January 2014, we drew down $52.0 million from the 2011 Credit Facility. In connection with this drawdown, STI Duchessa, STI Le Rocher and STI Larvotto were provided as collateral under the facility. The outstanding balances at December 31, 2015 and December 31, 2014 were $101.0 million and $108.9 million, respectively, and the availability under this credit facility expired on January 31, 2014. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.

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

The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

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

•
The ratio of EBITDA to interest expense shall be no less than 2.50 to 1.00. Such ratio shall be calculated quarterly on a trailing four quarter basis. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•
The aggregate fair market value of the collateral vessels shall at all times be no less than 140% (120% if the vessel is subject to acceptable long-term employment) of the aggregate principal amount outstanding plus a pro rata amount of any allocable swap exposure for the credit facility.

In March 2014, we converted the Newbuilding Credit Facility from a term loan to a reducing revolving credit facility. This gives us the ability to draw-down and repay the available commitments under the facility when needed. All other terms and definitions remain unchanged. The amount available is reduced by $1.5 million each quarter until the maturity date in June 2019. This transaction was accounted for as a debt modification and accordingly, no deferred financing fees were written off.
The amounts outstanding under this facility as of December 31, 2015 and 2014 were $71.8 million and $77.8 million, respectively, and the facility was fully drawn as of December 31, 2015. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.

2013 Credit Facility

On July 2, 2013, we entered into a senior secured revolving credit facility and term loan facility with Nordea Bank Finland plc and the other lenders named therein of up to $525.0 million to finance the acquisition of certain vessels for which we previously entered into newbuilding contracts. This credit facility is secured by, among other things, a first-priority cross-collateralized mortgage on the vessels collateralized under the facility (the "Collateral Vessels"). Our subsidiaries that own the Collateral Vessels act as joint and several guarantors under our 2013 Credit Facility. We refer to this credit facility as our 2013 Credit Facility.

Drawdowns of the term loan occurred in connection with the delivery of a Collateral Vessel in an amount equal to the lesser of 60% of (i) the contract price for such vessel or (ii) such vessel’s fair market value. Drawdowns of the revolving credit facility occurred in connection with the delivery of a Collateral Vessel and are also capped at the lesser of 60% of (i) the contract price for such vessel or (ii) such vessel’s fair market value, with such amount, once drawn, available on a revolving basis. Drawdowns under the term loan and revolving loan bear interest at LIBOR plus an applicable margin of 3.50%. Each facility was fully drawn in 2015.

The term loan is repayable and the revolving loans reduced, in each case, in an amount equal to 1/60th of such loan on a consecutive quarterly basis until final maturity on the sixth anniversary of the facility.

The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

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

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00.

•	Minimum liquidity of not less than the greater of $25.0 million or 5% of total indebtedness.

•	The aggregate fair market value of the Collateral Vessels shall at all times be no less than 140% of the then aggregate outstanding principal amount of loans under the credit facility.
In November 2014, we signed a First Amendatory Agreement to the 2013 Credit Facility to replace four Handymax product tankers with two LR2 product tankers that were under construction. As a result of this agreement, the availability under the revolving credit facility was reduced by $2.1 million to $262.9 million.
In May 2015, we signed a Second Amendatory Agreement to the 2013 Credit Facility to replace two Handymax product tankers with an LR2 product tanker that was under construction. As a result of this agreement, the availability under the revolving credit facility was reduced by $1.8 million to $261.1 million.

We made the following drawdowns from our 2013 Credit Facility during the year ended December 31, 2015:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$35.4	January 2015	STI Alexis
19.5	March 2015	STI Pontiac	(1)
19.3	April 2015	STI Osceola
35.1	June 2015	STI Spiga	(2)
18.5	June 2015	STI Seneca

(1)
In October 2015, we refinanced the amount borrowed relating to STI Pontiac by repaying $18.9 million on our 2013 Credit Facility and drawing down $17.5 million under our ING Credit Facility (as described below).

(2)
In July 2015, we refinanced the amount borrowed relating to STI Spiga by repaying $35.1 million on our 2013 Credit Facility and drawing down $35.1 million under our ABN AMRO Credit Facility (as described below).

The amounts outstanding relating to this facility as of December 31, 2015 and 2014 were $428.3 million and $384.5 million, respectively, and the facility was fully drawn as of December 31, 2015. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.

K-Sure Credit Facility

In February 2014, we entered into a $458.3 million senior secured term loan facility which consists of a $358.3 million tranche with a group of financial institutions that is being 95% covered by Korea Trade Insurance Corporation (the “K-Sure Tranche”) and a $100.0 million commercial tranche with a group of financial institutions led by DNB Bank ASA (the “Commercial Tranche”). We refer to this credit facility as our K-Sure Credit Facility.
 Drawdowns under the K-Sure Credit Facility occurred in connection with the delivery of certain of our newbuilding vessels as specified in the agreement. The amount of each drawdown did not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns were available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) September 30, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.
Repayments will be made in equal consecutive six month repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the K-Sure Tranche. Repayments commenced in July 2015 for the K-Sure Tranche and September 2015 for the Commercial Tranche. The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel to be acquired and the K-Sure Tranche matures in January 2027 assuming the Commercial Tranche is refinanced through that date.
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
The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

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

We made the following drawdowns from our K-Sure Credit Facility during the year ended December 31, 2015:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$19.9	January 2015	STI Gramercy
19.5	February 2015	STI Bronx
19.5	March 2015	STI Manhattan
30.3	March 2015	STI Winnie
30.3	April 2015	STI Oxford
19.5	April 2015	STI Queens
30.3	April 2015	STI Lauren
30.3	April 2015	STI Connaught
21.0	May 2015	STI Notting Hill
21.0	June 2015	STI Westminster
19.5	July 2015	STI Brooklyn
The amounts outstanding relating to this facility as of December 31, 2015 and 2014 were $440.0 million and $197.2 million, respectively, and the facility was fully drawn as of December 31, 2015. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.

KEXIM Credit Facility
In February 2014, we executed a senior secured term loan facility for $429.6 million, or the KEXIM Credit Facility, with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea, or KEXIM, a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea.  This KEXIM Credit Facility includes commitments from KEXIM of up to $300.6 million, or the “KEXIM Tranche” and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of up to $129.0 million or the “Commercial Tranche”.
 Drawdowns under the KEXIM Credit Facility occurred in connection with the delivery of 18 vessels under our Newbuilding Program as specified in the loan agreement. The amount of each drawdown did not exceed the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel. Drawdowns were available until the earlier of (i) the delivery date of the last vessel specified in the agreement to be acquired, (ii) March 31, 2015 and (iii) the date on which the total commitments under the loan are fully borrowed, cancelled or terminated.

In addition to KEXIM’s commitment of up to $300.6 million, KEXIM also provided an optional guarantee for a five year amortizing note of $125.25 million, the proceeds of which reduce the $300.6 million KEXIM Tranche. These notes were issued on July 18, 2014 when Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands or the “Issuer”, completed an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019 or the “KEXIM Notes” in a private offering to qualified institutional buyers pursuant to the Securities Act and in offshore transactions complying with Regulation S under the Securities Act. The KEXIM Notes were issued in connection with the KEXIM Tranche and reduced KEXIM's funding obligations and our borrowing costs under KEXIM Tranche by 1.55% per year. Seven and Seven Ltd. is an unaffiliated company that was incorporated for the purpose of facilitating this transaction and servicing the bonds until maturity.

Payment of 100% of all regularly scheduled installments of principal of, and interest on, the KEXIM Notes are guaranteed by KEXIM. The vessels in the loan are the collateral for the KEXIM Credit Facility, which includes the KEXIM Notes. The KEXIM Notes are currently listed to the Singapore Exchange Securities Trading Limited or the “SGX-ST”. The KEXIM Notes are not listed on any other securities exchange, listing authority or quotation system.
The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel specified under the loan (September 2020) and the KEXIM Tranche matures on the twelfth anniversary of the weighted average delivery date of the vessels specified under the loan assuming the Commercial Tranche is refinanced through that date (September 2026).

Repayments will be made in equal consecutive semi-annual repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the KEXIM Tranche (which includes the KEXIM Notes). Repayments under the KEXIM Tranche will first be applied to the KEXIM Notes until the maturity of those notes in September 2019 and all subsequent repayments will applied to the remaining amounts outstanding under KEXIM Tranche until the maturity of that tranche in September 2026 (assuming the Commercial Tranche is refinanced through that date). Repayments commenced in March 2015 for the KEXIM Tranche and in July 2015 for the Commercial Tranche.

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

The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

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

We made the following drawdown from our KEXIM Credit Facility during the year ended December 31, 2015:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$30.3	January 2015	STI Veneto

The amounts outstanding relating to this facility (which includes the KEXIM Notes) as of December 31, 2015 and 2014 were $400.3 million and $399.3 million respectively, and the facility was fully drawn as of December 31, 2015. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.

ABN AMRO Credit Facility
In July 2015, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and DVB Bank SE for up to $142.2 million. This facility was fully drawn in 2015 to partially finance the purchases of STI Savile Row, STI Kingsway and STI Carnaby and to refinance the existing indebtedness on STI Spiga. We refer to this credit facility as our ABN AMRO Credit Facility.
Repayments under the ABN AMRO Credit Facility will be made in equal consecutive quarterly repayment installments in accordance with a 15 year repayment profile. Repayments commenced three months after the drawdown date of each vessel. Each tranche matures on the fifth anniversary of the initial drawdown date and a balloon installment payment is due on the maturity date of each tranche. Borrowings under the ABN AMRO Credit Facility bear interest at LIBOR plus an applicable margin of 2.15%. A commitment fee equal to 40% of the applicable margin was payable on the unused daily portion of the credit facility.
The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

Our ABN AMRO Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

We made the following drawdowns from our ABN AMRO Credit Facility during the year ended December 31, 2015:\

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$35.7	July 2015	STI Savile Row
35.1	August 2015	STI Spiga	(1)
35.7	August 2015	STI Kingsway
35.7	September 2015	STI Carnaby

(1)	In July 2015, we refinanced the amount borrowed relating to STI Spiga by repaying $35.1 million on our 2013 Credit Facility and drawing down $35.1 million from our ABN AMRO Credit Facility.
The outstanding balance at December 31, 2015 was $139.8 million and the facility was fully drawn as of that date. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.
ING Credit Facility
In June 2015, we executed a senior secured term loan facility with ING Bank N.V., London Branch for a credit facility of up to $52.0 million. In September 2015, we amended and restated the facility to increase the borrowing capacity to $87.0 million and in March 2016, we amended and restated the facility to increase the borrowing capacity to $132.5 million. The facility was used to partially finance the delivery of STI Black Hawk ($17.5 million in September 2015), refinance the existing indebtedness of STI Pontiac ($17.5 million in October 2015), partially finance the delivery of STI Grace ($26.0 million in March 2016) and will be used to partially finance the delivery of an LR2 that is currently under construction with delivery expected in the second quarter of 2016, to partially finance the purchase of STI Lombard (currently bareboat chartered-in) and refinance the existing indebtedness on an MR product tanker (2015-built). We refer to this facility as our ING Credit Facility.

Drawdowns shall not exceed $26.0 million or 47.5% of the fair market value of each vessel for the two LR2s currently under construction, $28.0 million or 47.5% of the fair market value for STI Lombard and $17.5 million or 47.5% of the fair market value for the 2015-built MR product tanker. Repayments on all borrowings will be made in equal consecutive quarterly installments, in accordance with a 15 year repayment profile with the first installment falling due three calendar months after the drawdown date and a balloon installment payment which is due on the maturity date of June 24, 2022.
Borrowings under the ING Credit Facility bear interest at LIBOR plus a margin of 1.95% per annum. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.
The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.
Our ING Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization not more than 0.60 to 1:00.

•
Consolidated tangible net worth of not less than $677.3 million plus (a) 25% of the positive consolidated net income for each fiscal quarter commencing on or after October 1, 2013 and (b) 50% of the value of the equity proceeds realized from any issuance of equity interests occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

We made the following drawdowns from our ING Credit Facility during the year ended December 31, 2015:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$17.5	September 2015	STI Black Hawk
17.5	October 2015	STI Pontiac	(1)

(1)	In October 2015, we refinanced the amount borrowed relating to STI Pontiac by repaying $18.9 million on our 2013 Credit Facility and drawing down $17.5 million under our ING Credit Facility.
The outstanding balance was $34.7 million as of December 31, 2015 and there was $52.0 million available to draw as of that date. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.

BNP Paribas Credit Facility
In December 2015, we executed a senior secured term loan facility with BNP Paribas SA for up to $34.5 million. In December 2015, we drew down $17.25 million and placed STI Memphis as collateral under this facility. The remaining proceeds of $17.25 million were used to refinance the existing indebtedness on STI Battery in February 2016. These vessels are owned individually by certain of our subsidiaries, who together are the borrowers under this credit facility, and Scorpio Tankers Inc. is the guarantor. We refer to this facility as our BNP Paribas Credit Facility.
Repayments on all borrowings will be made in equal consecutive quarterly installments, in accordance with a 15 year repayment profile with the first installment falling due on February 29, 2016 and subsequent installments falling due at consecutive intervals of three calendar months thereafter. A final balloon payment is due on the maturity date of December 18, 2020. The facility bears interest at LIBOR plus a margin of 1.95% per annum and a commitment fee equal to 40% of the applicable margin was payable on the unused daily portion of the credit facility.
The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness;

prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

Our BNP Paribas Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

We made the following drawdowns from our BNP Paribas Credit Facility during the year ended December 31, 2015:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$17.3	December 2015	STI Memphis

The outstanding balance was $17.25 million as of December 31, 2015, and there was $17.25 million available to draw as of that date. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.
Credit Suisse Credit Facility
In October 2015, we executed a senior secured term loan facility with Credit Suisse AG, Switzerland for up to $61.2 million. The proceeds of this facility will be used to finance a portion of the purchase price of two LR2 product tankers currently under construction at SSME with expected deliveries in the third and fourth quarters of 2016. These vessels are owned individually by certain of our subsidiaries, who together are the borrowers under this credit facility, and Scorpio Tankers Inc. is the guarantor. We refer to this facility as our Credit Suisse Credit Facility.
Drawdowns shall not exceed the lesser of $30.6 million or 60% of the fair market value of each vessel. Repayments will be made in accordance with a 15 year repayment profile and will commence three calendar months after the drawdown date in respect of each tranche with subsequent installments falling due at consecutive intervals of three calendar months thereafter. A balloon payment is due on the maturity date of five years from the date of delivery of each vessel.
The facility will bear interest at LIBOR plus a margin ranging between 1.95% and 2.40% per annum (depending on the advance ratio). A commitment fee equal to 1% of the amounts available is payable on the unused daily portion of this facility.
The credit facility contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.

Our Credit Suisse Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the value of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

There were no amounts borrowed as of December 31, 2015, and there was $61.2 million available to draw as of that date. We were in compliance with the financial covenants relating to this facility as of December 31, 2015.
Scotiabank Credit Facility
In November 2015, we received a commitment from Scotiabank Europe plc for a loan facility of up to $36.0 million. The loan facility is expected to be used to refinance the existing indebtedness on one LR2 product tanker (2015 built), has a final maturity of three years from the drawdown date and bears interest at LIBOR plus a margin of 1.50% per annum. The loan facility is subject to customary conditions precedent and the execution of definitive documentation.
Nomura Term Margin Loan Facility
In March 2015, we entered into a term margin loan facility with Nomura Securities International, Inc. for up to $30.0 million. The 9,392,083 shares that we owned in Dorian were pledged as collateral under this facility, and we were subject to certain covenants, including a loan to value ratio based on the amount outstanding and the market value of the shares that serve as collateral. Interest on the facility was LIBOR plus 4.50% per annum. This facility was drawn in March 2015 and repaid as part of the sale of our investment in Dorian in July 2015.
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

The Senior Notes Due 2020 bear interest at a coupon rate of 6.75% per year, payable quarterly in arrears on the 15th day of February, May, August and November of each year. Coupon payments commenced on August 15, 2014. The Senior Notes Due 2020 are redeemable at our option, in whole or in part, at any time on or after May 15, 2017 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

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

The outstanding balance was $53.75 million as of December 31, 2015 and December 31, 2014, and we were in compliance with the financial covenants relating to the Senior Notes Due 2020 as of that date.
Convertible Senior Notes Due 2019
In June 2014, we issued $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the Convertible Notes, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act. This amount includes the full exercise of the initial purchasers’ option to purchase an additional $60.0 million in aggregate principal amount of the Convertible Notes in connection with the offering. The net proceeds we received from the issuance of the Convertible Notes after the exercise of the initial purchasers’ option to purchase additional Convertible Notes were $349.0 million after deducting the initial purchasers’ discounts, commissions and offering expenses of $11.0 million. As part of the transaction, we used a portion of the net proceeds to repurchase $95.0 million of our common stock, or 10,127,600 shares, at $9.38 per share in a privately negotiated transaction.
The Convertible Notes bear interest at a coupon rate of 2.375% per annum, and are payable semi-annually in arrears on January 1 and July 1 of each year beginning on January 1, 2015. The Convertible Notes will mature on July 1, 2019, unless earlier converted, redeemed or repurchased. At issuance, the Convertible Notes were convertible in certain circumstances and during certain periods at an initial conversion rate of 82.0075 shares of common stock per $1,000 (which represents an initial conversion price of approximately $12.19 per share of common stock), subject to adjustment in certain circumstances as set forth in the indenture governing the Convertible Notes. Adjustments were made during years ended December 31, 2015 and 2014 to the initial conversion rate as a result of the issuance of dividends to our common stockholders. The table below details the dividends declared from the issuance of the Convertible Notes through March 17, 2016 and their corresponding effect to the conversion rate of the Convertible Notes. The conversion rate as of December 31, 2015 was 88.6790.

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
August 22, 2014	$0.100	82.8556
November 25, 2014	$0.120	84.0184
March 13, 2015	$0.120	85.2216
May 21, 2015	$0.125	86.3738
August 14, 2015	$0.125	87.4349
November 24, 2015	$0.125	88.6790
March 10, 2016	$0.125	90.5311

(1) Per $1,000 principal amount.

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

•
upon the occurrence of specified corporate events as defined in the indenture (e.g. consolidations, mergers, a binding share exchange or the transfer or lease of all or substantially all of our assets).

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
We determined the initial carrying value of the liability component of the Convertible Notes to be $298.7 million based on the fair value of a similar liability that does not have any associated conversion feature. We used our Senior Notes Due 2020 issued in May 2014 as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes will be amortized over the term of the Convertible Notes under the effective interest method and recorded as part of financial expenses. The residual value of $61.3 million (the conversion feature) was recorded to additional paid-in capital.
In July 2015, we repurchased $1.5 million face value of our Convertible Notes at an average price of $1,088.10 per $1,000 principal amount. As a result of this transaction, we reduced the liability and equity components of the Convertible Notes by $1.3 million and $0.4 million, respectively and recorded a gain of $46,273. We also wrote off $30,880 of deferred financing fees as a result of this transaction.
The carrying values of the liability component of the Convertible Notes as of December 31, 2015 and 2014, were $313.8 million and $304.0 million, respectively. We incurred $8.5 million of coupon interest and $11.1 million of non-cash accretion of our Convertible Notes during the year ended December 31, 2015. We incurred $4.3 million of coupon interest and $5.3 million of non-cash accretion of our Convertible Notes during the year ended December 31, 2014.
We were in compliance with the covenants related to the Convertible Notes as of December 31, 2015.
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
The Senior Notes Due 2017 bear interest at a coupon rate of 7.50% per year, payable quarterly in arrears on the 15th day of January, April, July and October of each year, commencing on January 15, 2015. The Senior Notes Due 2017 are redeemable at our option, in whole but not in part, at any time at our option, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.
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

The outstanding balance was $51.75 million as of December 31, 2015 and December 31, 2014 and we were in compliance with the financial covenants as of those dates.
Finance Lease Accounting
In July 2015, we entered into an agreement with an unrelated third-party to purchase STI Lombard, an LR2 product tanker, which was, at the time, under construction at DSME for approximately $59.0 million. As part of this agreement, we agreed to make a deposit of $5.9 million and to bareboat charter-in the vessel for up to nine months, at $10,000 per day. STI Lombard was delivered to us under the bareboat charter-in agreement in August 2015. We are obligated to take ownership of the vessel and pay the remaining amount of the purchase price of $53.1 million at the conclusion of the bareboat charter in April 2016. This agreement is being accounted for as a finance lease.

As of December 31, 2015, the finance lease liability balance was $53.4 million. The future minimum lease payments required under the lease at December 31, 2015 are as follows:

In thousands of U.S. dollars	As of December 31, 2015
Total minimum lease payments - 2016	54,335
Less amount representing interest	(963)
Future net minimum lease payments	$53,372

The asset recorded under the finance lease is included in Vessels and drydock and consists of the following at December 31, 2015:

	As of December 31,
In thousands of U.S. dollars	2015	2014
Vessel and Drydock	$60,974	—
Accumulated depreciation	(910)	—
	$60,064	$—

12.	Derivative financial instruments
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
In March 2014, as a result of the sales of Noemi and Senatore and corresponding debt repayment, we reduced the notional amount on three interest rate swaps relating to the 2010 Revolving Credit Facility to $30.0 million from $51.0 million. As a result of the reduction, we made a repayment of $0.3 million to settle the liability outstanding as of the date of settlement, and we recognized a realized gain on derivative financial instruments of $0.02 million.
The interest rate swaps relating to the 2011 Credit Facility qualified for hedge accounting during the years ended December 31, 2015, 2014 and 2013. Accordingly, changes in their fair value, which the hedge is deemed to be effective, were recognized directly in other comprehensive income or loss. Changes in their fair value for any portion deemed to be ineffective were recognized in the consolidated statements of income or loss. The interest rate swaps relating to the 2010 Revolving Credit Facility were accounted for at fair value with any resultant gains or losses recognized in the consolidated statements of income during the years ended December 31, 2015, 2014 and 2013.
In March 2015, we terminated the three interest rate swaps under our 2010 Revolving Credit Facility. As a result, we made a repayment of $0.1 million to settle the liability and recognized a realized gain of $0.1 million during the year ended December 31, 2015. Additionally, the three interest rate swaps under our 2011 Credit Facility expired in June 2015.
Profit or loss sharing agreements

In July 2012, we entered into a profit or loss sharing arrangement on the earnings of an LR1 product tanker that was not owned or operated by us. The agreement stipulated that 50% of the profits and losses were shared with the counterparty. The counterparty to this agreement was time chartering-in this vessel for a period of six months at $12,750 per day and this agreement expired in January 2013.

In September 2012, we took delivery of an LR1 product tanker, FPMC P Eagle, on a time charter-in arrangement for one year at $12,800 per day. We also entered into a profit and loss sharing arrangement whereby 50% of the profits and losses relating to this vessel above or below the charterhire rate were shared with a third party who neither owns nor operates FPMC P Eagle. The profit or loss agreement expired on October 2013.

In February 2015, we took delivery of an LR2 product tanker, Densa Crocodile, on a time charter-in arrangement for one year at $21,050 per day with an option to extend the charter for an additional year at $22,600 per day. We also entered into a profit and loss sharing agreement whereby 50% of the profits and losses relating to this vessel above or below the charterhire rate will be shared with a third party who neither owns nor operates this vessel.

These agreements were treated as derivatives, recorded at fair value with any resultant gain or loss recognized in the statements of income or loss. Changes in fair value were recorded as unrealized gains and losses on derivative financial instruments and actual earnings were recorded as realized gains or losses on derivative financial instruments, within the consolidated statement of income or loss. The fair value of these instruments was determined by comparing published time charter rates to the charterhire rate and discounting those cash flows to their estimated present value.

The following table summarizes the fair value of our derivative financial instruments as of December 31, 2015 and 2014, which are included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2015	2014
Liabilities
Derivative financial instrument (interest rate swap - current)	$—	$(205)
Derivative financial instrument (profit and loss agreement - current)	(1,175)	—
Derivative financial instrument (profit and loss agreement - non-current)	(80)	—
Total liabilities	$(1,255)	$(205)

The following has been recorded as realized and unrealized gains or losses on our derivative financial instruments during the years ended December 31, 2015, 2014 and 2013:

	Fair value adjustments
	Statement of income
Amounts in thousands of U.S. dollars	Realized gain	Unrealized gain/ (loss)	Recognized in equity

Profit and loss agreement	$—	$(1,255)	$—
Interest rate swaps	55	—	77

Total year ended December 31, 2015	$55	$(1,255)	$77

Interest rate swaps	17	264	135

Total year ended December 31, 2014	$17	$264	$135

Profit and loss agreements	$3	$185	$—
Interest rate swaps	—	382	117

Total year ended December 31, 2013	$3	$567	$117

13.	Segment reporting
Information about our reportable segments for the years ended December 31, 2015, 2014 and 2013 is as a follows:

For the year ended December 31, 2015

In thousands of U.S. dollars	Panamax/ LR1	Handymax	Aframax/LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$36,679	$142,429	$208,250	$368,203	$755,561	$150	$755,711
Vessel operating costs	(2,144)	(35,254)	(36,682)	(100,476)	(174,556)	—	(174,556)
Voyage expenses	(1,186)	(536)	(194)	(2,516)	(4,432)	—	(4,432)
Charterhire	(21,616)	(26,755)	(27,816)	(20,678)	(96,865)	—	(96,865)
Depreciation	—	(18,372)	(29,125)	(59,859)	(107,356)	—	(107,356)
General and administrative expenses	(96)	(1,390)	(1,456)	(4,329)	(7,271)	(58,560)	(65,831)
Write down of vessels held for sale and gain / (loss) from sales of vessels	2,019	(2,054)	—	—	(35)	—	(35)
Write-off of vessel purchase options	—	—	—	(731)	(731)	—	(731)
Gain on sale of Dorian shares	—	—	—	—	—	1,179	1,179
Financial expenses	—	—	—	—	—	(89,596)	(89,596)
Realized gain on derivative financial instruments	—	—	—	—	—	55	55
Unrealized loss on derivative financial instruments	—	—	(1,255)	—	(1,255)	—	(1,255)
Financial income	—	7	12	27	46	99	145
Other expenses, net (1)	1,397	—	—	(20)	1,377	(61)	1,316
Segment profit or loss	$15,053	$58,075	$111,734	$179,621	$364,483	$(146,734)	$217,749

(1)     In September 2015, we received a payment of $1.4 million as a result of a termination fee received when the owner of one of our time chartered-in vessels canceled the contract prior to its expiration date.

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

All of our operating segments contained revenue from at least one major customer representing greater than 10% of total revenue. The revenue from those customers within their respective segments was as follows:

In thousands of U.S. dollars		For the year ended December 31,
Segment	Customer	2015	2014	2013
MR	Scorpio MR Pool Ltd (1)	$315,925	$112,826	$89,597
Handymax	Scorpio Handymax Tanker Pool Ltd (1)	138,736	54,052	36,199
Panamax/LR1	Scorpio Panamax Tanker Pool Ltd (1)	34,613	46,925	36,018
LR2	Scorpio LR2 Pool Ltd (1)	208,132	67,054	28,203

		$697,406	$280,857	$190,017

(1)	These customers are related parties as described in Note 15.

14.	Common shares

Share issuances
In May 2015, we closed on the sale of 17,177,123 newly issued shares of our common stock in an underwritten offering at an offering price of $9.30 per share. We received aggregate net proceeds of $152.1 million, after deducting the underwriters’ discounts and offering expenses of $7.6 million.

2010 Equity Incentive Plan Issuances

On June 18, 2010, we issued 559,458 shares of restricted stock to our employees for no cash consideration. The share price at the date of issue was $10.99 per share. The vesting schedule of the restricted stock was (i) one-third of the shares vested on April 6, 2013, (ii) one-third of the shares vested on April 6, 2014, and (iii) one-third of the shares vested on April 6, 2015.

On June 18, 2010, we issued 9,000 shares of restricted stock to our independent directors for no cash consideration. The share price at the date of issue was $10.85 per share and these shares vested on April 6, 2011.

On January 31, 2011, we issued 281,000 shares of restricted stock to our employees for no cash consideration. The share price at the date of issue was $9.83 per share. The vesting schedule of the restricted stock was (i) one-third of the shares vested on January 31, 2012, (ii) one-third of the shares vested on January 31, 2013, and (iii) one-third of the shares vested on January 31, 2014.

On January 31, 2011, we issued 9,000 shares of restricted stock to our independent directors for no cash consideration. The share price at the date of issue was $9.83 per share. These shares vested on January 31, 2012.

On January 31, 2012, we issued 281,000 shares of restricted stock to employees for no cash consideration. The share price at the date of issue was $5.65 per share. The vesting schedule of the restricted stock was (i) one-third of the shares vested on January 31, 2013, (ii) one-third of the shares vested on January 31, 2014, and (iii) one-third of the shares vested on January 31, 2015.

On January 31, 2012, we issued 9,000 shares of restricted stock to our independent directors for no cash consideration. The share price at the date of issue was $5.65 per share. These shares vested on January 31, 2013.

2013 Equity Incentive Plan
     In April 2013, we adopted an equity incentive plan, which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We reserved a total of 5,000,000 common shares for issuance under the plan which was subsequently revised as follows:

•	In October 2013, we reserved an additional 6,376,044 common shares, par value $0.01 per share, for issuance pursuant to the plan. All other terms of the plan remained unchanged.

•	In September 2014, we reserved an additional 1,088,131 common shares, par value $0.01 per share, for issuance pursuant to the plan. All other terms of the plan remained unchanged.

•	In May 2015, we reserved an additional 1,755,443 common shares, par value $0.01 per share, for issuance pursuant to the plan. All other terms of the plan remained unchanged.

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

In the second quarter of 2013, we issued 4,610,000 shares of restricted stock to our employees and 390,000 shares to our independent directors for no cash consideration. The weighted average share price on the issuance dates was $8.69 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vested on March 10, 2016, (ii) one-third of the shares vest on March 10, 2017, and (iii) one-third of the shares vest on March 10, 2018. The vesting schedule of the restricted stock to our independent directors is (i) one-third of the shares vested on March 10, 2014, (ii) one-third of the shares vested on March 10, 2015, and (iii) one-third of the shares vested on March 10, 2016.

In October 2013, we issued 3,749,998 shares of restricted stock to our employees and 250,000 shares to our independent directors for no cash consideration. The weighted average share price on the issuance date was $9.85 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on October 11, 2016, (ii) one-third of the shares vest on October 11, 2017, and (iii) one-third of the shares vest on October 11, 2018. The vesting schedule of the restricted stock to our independent directors is (i) one-half of the shares vested on October 11, 2014 and (ii) one-half of the shares vested on October 11, 2015.

In February 2014, we issued 2,011,000 shares of restricted stock to our employees and 145,045 shares to our independent directors for no cash consideration. The weighted average share price on the issuance date was $9.30 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019. The vesting schedule of the restricted stock to our independent directors is (i) one-third of the shares vested on February 21, 2015, (ii) one-third of the shares vested on February 21, 2016, and (iii) one-third of the shares vest on February 21, 2017.

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
In November 2014, we issued 938,131 shares of restricted stock to our employees and 50,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $8.57 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on November 18, 2017, (ii) one-third of the shares vest on November 18, 2018, and (iii) one-third of the shares vest on November 18, 2019. The restricted shares issued to our independent directors vested on November 18, 2015.
In July 2015, we issued 1,466,944 shares of restricted stock to our employees, 100,000 shares to our directors and 290,500 to SSH employees for no cash consideration. The share price on the issuance date was $10.32 per share. The vesting schedule of the restricted stock issued to our employees and SSH employees is (i) one-third of the shares vest on June 4, 2018, (ii) one-third of the shares vest on June 4, 2019, and (iii) one-third of the shares vest on June 4, 2020. The restricted shares issued to our directors vest on June 4, 2016.

The following is a summary of activity for restricted stock awards during the years ended December 31, 2015 and 2014:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2013	9,653,970	$9.21
Granted	3,362,176	9.05
Vested	(628,819)	9.33
Outstanding and non-vested, December 31, 2014	12,387,327	9.16
Granted	1,857,444	10.32
Vested	(633,501)	9.19
Outstanding and non-vested, December 31, 2015	13,611,270	$9.32

Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.
Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the year ending December 31, 2016	$27,957	$747	$28,704
For the year ending December 31, 2017	18,297	21	18,318
For the year ending December 31, 2018	8,723	—	8,723
For the year ending December 31, 2019	2,524	—	2,524
For the year ending December 31, 2020	518	—	518
	$58,019	$768	$58,787

 Dividend Payments

The following dividends were paid during the years ended December 31, 2015 and 2014:

Dividends	Date
per share	Paid
$0.08	March 26, 2014
$0.09	June 12, 2014
$0.10	September 10, 2014
$0.12	December 12, 2014
$0.12	March 30, 2015
$0.125	June 10, 2015
$0.125	September 4, 2015
$0.125	December 11, 2015

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

During 2014, the Company acquired an aggregate of 37,579,136 of its common shares that are being held as treasury shares, which include (i) 19,951,536 common shares that were purchased in the open market at an average price of $9.09 per share, (ii) 7,500,000 common shares that were acquired in exchange for 3,422,665 shares in Dorian and (iii) 10,127,600 common shares that were acquired using part of the proceeds we received from the issuance of our Convertible Notes in June 2014.
2015 Securities Repurchase Program
In May 2015, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of our common stock and bonds, which currently consist of our (i) Convertible Notes, (ii) Senior Notes Due 2020 (NYSE: SBNA), and (iii) Senior Notes Due 2017 (NYSE: SBNB). This program replaces our stock buyback program that was previously announced in July 2014 and was terminated in conjunction with this new repurchase program.
During the year ended December 31, 2015, we have acquired the following:

•
an aggregate of 8,273,709 of our common shares that are being held as treasury shares at an average price of $9.19 per share (7,527,070 shares were purchased at an average price at $9.32 under the May 2015 $250 million Securities Repurchase Program; the remaining 746,639 shares were purchased at an average price of $7.91 per share in the first quarter of 2015 under the July 2014 stock buyback program).

•
$1.5 million face value of our Convertible Notes at an average price of $1,088.10 per $1,000 principal amount (all of the Convertible Notes were purchased under the May 2015 $250 million Securities Repurchase Program). See Note 11 for a description of this transaction.

We had $178.2 million remaining under our Securities Repurchase Program as of December 31, 2015.  We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
As of December 31, 2015, there were 47,023,832 common shares held in treasury.
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
As of December 31, 2015, we had 175,335,400 shares outstanding. These shares provide the holders with rights to dividends and voting rights.

15.	Related party transactions

Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated statements of income and balance sheets are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2015	2014	2013
Pool revenue(1)
Scorpio MR Pool Ltd	$315,925	$112,826	$89,597
Scorpio Handymax Tanker Pool Ltd	138,736	54,052	36,199
Scorpio Panamax Tanker Pool Ltd	34,613	46,925	36,018
Scorpio LR2 Pool Ltd	208,132	67,054	28,203
Vessel operating costs(2)	(18,393)	(7,947)	(3,703)
Commissions(3)	(746)	(771)	(218)
Administrative expenses(4)	(9,331)	(4,823)	(1,944)

(1)
These transactions relate to revenue earned in the Scorpio LR2, Scorpio Panamax, Scorpio MR, and Scorpio Handymax Tanker Pools (the Scorpio Group Pools), which are owned by Scorpio LR2 Pool Limited, Scorpio Panamax Tanker Pool

Limited, Scorpio MR Pool Limited, and Scorpio Handymax Tanker Pool Limited, respectively. The Scorpio Group Pools are related party affiliates.

(2)
These transactions represent technical management fees charged by SSM, a related party affiliate, which are included in vessel operating costs in the consolidated statements of income. We believe our technical management fees are at arms-length rates as they were based on contracted rates that were the same as those charged to other vessels managed by SSM at the time the management agreements were entered into. In June 2013, this fee was increased to $685 per vessel per day from $548 per vessel per day for technical management.

(3)
These transactions represent the expense due to SCM, a related party affiliate, for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement (see description below). Each vessel pays a commission of 1.25% of their gross revenue when not in the Pools.  These expenses are included in voyage expenses in the consolidated statements of income.

When our vessels are in the Scorpio Group Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our Panamax/LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenues per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels.

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

Additionally, our Commercial Management Agreement with SCM includes a daily flat fee charged by SCM for the vessels that are not in one of the pools managed by SCM. The flat fee is $250 per day for Panamaxes/LR1 and LR2 vessels and $300 per day for Handymax and MR vessels.

•
The expense for the year ended December 31, 2015 of $9.3 million included (i) the flat fee of $1.4 million charged by SCM, which was included in voyage expenses on the consolidated statement of income, (ii) administrative fees of $6.8 million charged by SSH which was included in general and administrative expenses in the consolidated statement of income, (iii) restricted stock amortization of $0.9 million, which relates to the issuance of an aggregate 508,500 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014 and July 2015 (see Note 14 for further description of these issuances and their vesting conditions) in the consolidated statement of income and (iv) reimbursement expenses of $0.2 million that were included in general and administrative expenses in the consolidated statement of income.

•
The expense for the year ended December 31, 2014 of $4.8 million included (i) the flat fee of $1.3 million charged by SCM, which was included in voyage expenses in the consolidated statement of income, (ii) administrative fees of $3.1 million charged by SSH, which was included in general and administrative expenses in the consolidated statement of income, (iii) restricted stock amortization of $0.3 million, which relates to the issuance of an aggregate 218,000 shares of restricted stock to SSH employees for no cash consideration in May and September 2014, and was included in general and administrative expenses in the consolidated statement of income and (iv) the reimbursement of expenses of $0.1 million which were included in general and administrative expenses in the consolidated statement of income.

•
The expense for the year ended December 31, 2013 of $1.9 million included (i) the flat fee of $0.3 million charged by SCM which was included in voyage expenses in the consolidated statement of income and (ii) administrative fees of $1.6 million charged by SSH which was included in general and administrative expenses in the consolidated statement of income.

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2015	2014
Assets:
Accounts receivable (due from the Scorpio Group Pools) (1)	$59,475	$74,125
Accounts receivable (SSM)	2,348	121
Accounts receivable (SCM)	—	1
Other assets (pool working capital contributions) (2)	19,256	4,115
Liabilities:
Accounts payable and accrued expenses (owed to the Scorpio Group Pools)	610	3,894
Accounts payable and accrued expenses (SSM)	484	276
Accounts payable and accrued expenses (SCM)	175	774
Accounts payable and accrued expenses (SSH) (3)	77	3,160
Deposit from Scorpio Bulkers Inc. (4)	—	31,277

(1)
Amounts include $8.6 million and $5.6 million of working capital contributions made on behalf of our vessels to the Scorpio Group Pools as of December 31, 2015 and 2014, respectively. Upon entrance into these pools, all vessels are required to make working capital contributions of both cash and bunkers. These amounts are accounted for and repaid as follows:

•
For vessels in the Scorpio Handymax Tanker Pool, the contribution amount is repaid, without interest, upon a vessel’s exit from each pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract.

•
For vessels in the Scorpio MR Pool and Scorpio Panamax Tanker Pool, the contribution amount is repaid, without interest, when such vessel has earned sufficient net revenues to cover the value of such working capital initially deposited.  Accordingly, we classify such amounts as current (within accounts receivable).

•
For vessels in the Scorpio LR2 Pool, the contribution amount is repaid, without interest, upon a vessel’s exit from each pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract.

(2)	Represents the non-current portion of working capital receivables as described above.

(3)	At December 31, 2014, this amount relates to commissions payable to SSH relating to the deliveries of eight vessels under our Newbuilding Program.

(4)
In December 2014, we agreed to purchase four LR2 product tankers from Scorpio Bulkers Inc., a related party, and received an option to purchase two additional LR2 product tankers. Pursuant to this agreement, we received $31.3 million as a security deposit for the scheduled installments on these vessels that were expected to occur prior to the closing date of the sale. This amount was reimbursed to Scorpio Bulkers Inc. in July 2015 upon the closing of the transaction to purchase four LR2 product tankers. The option to purchase two additional LR2 product tankers expired unexercised in May 2015.

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

•
During the year ended December 31, 2015, we paid SSH an aggregate fee of $12.6 million in connection with our purchase and taking delivery of 29 vessels and our sales of four vessels. Additionally, as a result of the sale of STI Highlander in 2015, we paid a $0.5 million termination fee due under the vessel's commercial management fee agreement with SCM and $0.5 million termination fee due under the vessel's technical management fee agreement with SSM.

•
During the year ended December 31, 2014, we paid SSH an aggregate fee of $26.1 million, which consisted of $11.7 million related to the purchase and delivery of 33 vessels under our Newbuilding Program, $14.0 million relating to the purchase and sale of our seven VLCCs under construction, and $0.4 million relating to the sales of Noemi and Senatore.

•
During the year ended December 31, 2013, we paid SSH an aggregate fee of $9.1 million, which consisted of $2.5 million related to the purchase and delivery of seven vessels under our Newbuilding Program in 2013 and $6.6 million on the purchase and subsequent sale of our VLGC business to Dorian in November 2013.

In 2011, we also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. During the years ended December 31, 2014 and 2013, we were charged $0.02 million, and $0.2 million, respectively, under this agreement. There was no payment in 2015.

Key management remuneration

The table below shows key management remuneration for the years ended December 31, 2015, 2014 and 2013:

	For the year ended December 31,
In thousands of U.S. dollars	2015	2014	2013
Short-term employee benefits (salaries)	$15,601	$7,454	$5,433
Share-based compensation (1)	26,911	23,553	10,274
Total	$42,512	$31,007	$15,707

(1)	Represents the amortization of restricted stock issued under our equity incentive plans as described in Note 14.

For the purpose of the table above, key management are those persons who have authority and responsibility for making strategic decisions, and managing operating, financial and legal activities.

There are no post-employment benefits.

16.	Vessel revenue

During the year ended December 31, 2015 and 2014, we had six and four vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater), respectively. The remaining vessels earned revenue from the Scorpio Group Pools or in the spot market. During the year ended December 31, 2013, all revenue was generated from vessels operating in the Scorpio Group Pools or in the spot market.

Revenue Sources

	For the year ended December 31,
In thousands of U.S. dollars	2015	2014	2013
Pool revenue	$697,406	$280,857	$190,017
Voyage revenue (spot market)	38,259	48,112	17,563
Time charter revenue	19,896	13,538	—
Other revenue	150	300	—
	$755,711	$342,807	$207,580

17.	Charterhire

The following table depicts our time or bareboat chartered-in vessel commitments during the year ended December 31, 2015:

	Name	Year built	Type	Delivery (1)	Charter Expiration	Rate ($/ day)
	Active as of December 31, 2015
1	Kraslava	2007	Handymax	January-11	May-16	14,150
2	Krisjanis Valdemars	2007	Handymax	February-11	May-16	14,150
3	Iver Prosperity	2007	Handymax	September-13	April-16	13,500
4	Miss Mariarosaria	2011	MR	May-15	May-16	15,250	(2)
5	Vukovar	2015	MR	May-15	May-18	17,034
6	Targale	2007	MR	May-12	May-16	15,200	(3)
7	Gan-Trust	2013	MR	January-13	January-17	17,500	(4)
8	King Douglas	2008	LR1	August-13	January-16	15,000
9	Hellespont Progress	2006	LR1	March-14	March-16	16,250	(5)
10	Densa Crocodile	2015	LR2	February-15	February-17	22,600	(6)
11	Densa Alligator	2013	LR2	September-13	September-16	24,875	(7)
12	STI Lombard	2015	LR2	August-15	May-16	10,000	(8)

	Time Charters That Expired In 2015
1	USMA	2007	MR	January-13	January-15	14,500
2	FPMC P Ideal	2012	LR2	January-13	January-15	15,500
3	Fair Seas	2008	LR2	January-13	March-15	17,500
4	Southport	2008	LR2	December-13	February-15	15,700
5	Jinan	2003	Handymax	April-13	April-15	12,600
6	Nave Orion	2013	MR	March-13	April-15	14,300
7	FPMC P Hero	2011	LR2	April-13	May-15	15,500
8	Histria Azure	2007	Handymax	April-12	June-15	13,550
9	SN Azzurra	2003	LR1	December-13	June-15	13,600
10	SN Federica	2003	LR1	February-13	September-15	12,500
11	Khawr Aladid	2006	LR2	August-13	August-15	15,400
12	Histria Coral	2006	Handymax	July-11	October-15	13,550
13	Swarna Jayanti	2010	LR2	March-14	October-15	16,250
14	FPMC P Eagle	2009	LR1	September-12	October-15	14,525
15	Histria Perla	2005	Handymax	July-11	November-15	13,550

(1)	Represents delivery date or estimated delivery date.

(2)	We have an option to extend the charter for an additional year at $16,350 per day.

(3)	We have an option to extend the charter for an additional year at $16,200 per day.

(4)
The daily base rate for the first year was $15,750 per day, the rate for the second year was $16,250 per day, and the rate for the third year is $16,750 per day. In October 2015, we extended the charter for an additional year at $17,500 per day effective January 2016. We have an option to extend the charter for an additional year at $18,000 per day.

(5)	In February 2016, we extended the charter for an additional year at $17,250 per day effective March 2016.

(6)
In November 2015, we extended the charter for an additional year at $22,600 per day effective February 2016. We have entered into an agreement with a third party whereby we split all of the vessel's profits and losses above or below the daily base rate.

(7)	We have an option to extend the charter for an additional year at $26,925 per day.

(8)
This agreement is being accounted for as a finance lease as described in Note 11. This vessel was delivered in August 2015 under a bareboat charter-in agreement for $10,000 per day for up to nine months. We are obligated to take ownership of the vessel and pay the remaining 90% of the contract price at the conclusion of the bareboat (or at any point prior, at the Company's discretion).

The undiscounted remaining future minimum lease payments under these arrangements as of December 31, 2015 are $47.4 million. The obligations under these agreements will be repaid as follows:

	As of December 31,
In thousands of U.S. dollars	2015	2014
Less than 1 year	$38,033	$57,878
1 - 5 years	9,399	2,169
Total	$47,432	$60,047

During the years ended December 31, 2015, 2014 and 2013, our charterhire expense was $96.9 million, $139.2 million and $115.5 million, respectively.

Other income from chartered-in vessel

In September 2015, we received a payment of $1.4 million as compensation for the early termination a time charter-in vessel from the vessel owner.

18.	General and administrative expenses

General and administrative expenses primarily represent employee benefit expenses, professional fees and administration/commercial management fees (see Note 15).

Employee benefit expenses consist of:

	For the year ended December 31,
In thousands of US dollars	2015	2014	2013
Short term employee benefits (salaries)	$19,978	$9,268	$6,673
Share based compensation (see Note 14)	33,687	29,726	13,142
	$53,665	$38,994	$19,815

19.	Financial expenses

Financial expenses consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2015	2014	2013
Interest payable on debt (1)	$72,178	$15,888	$982
Amortization of deferred financing fees (2)	17,418	4,834	332
Commitment fees on undrawn portions of debt	—	48	1,391
Total financial expenses	$89,596	$20,770	$2,705

(1)
The increase in interest payable in each year is primarily attributable to increases in the Company’s debt balance. Average debt outstanding during the years ended December 31, 2015, 2014 and 2013 was $1,941.0 million, $783.9 million and $176.7 million, respectively. Interest payable during those periods was reduced by interest capitalized as part of our Newbuilding Program (as described in Note 5) of $5.6 million, $16.6 million and $5.7 million, respectively.

(2)
The increase in the amortization of deferred financing fees in each year was primarily due to an increase in financing fees incurred on the delivery of the vessels under our Newbuilding Program and the issuance of our Senior Notes Due 2017, Senior Notes Due 2020 and Convertible Notes during the year ended December 31, 2014. Amortization of deferred financing fees was reduced by the capitalization of deferred financing fee amortization as part of our Newbuilding Program (as described in Note 5) of $0.8 million and $0.7 million during the years ended December 31, 2014 and 2013, respectively. No deferred financing amortization was capitalized during the year ended December 31, 2015. The amortization of deferred financing fees in the years ended December 31, 2015 and 2014 included charges of $2.7 million and $0.3 million, respectively for the write-offs of deferred financing fees during those periods.

20.	Tax

Scorpio Tankers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands’ income tax. Based upon review of applicable laws and regulations, and after consultation with counsel, we do not believe we are subject to material income taxes in any jurisdiction, including the United States of America. Therefore, we did not have any tax charges, benefits, or balances as of or for the periods ended December 31, 2015, 2014 and 2013.

21.	Earnings per share

The calculation of both basic and diluted earnings per share is based on net income attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
In thousands of U.S. dollars except for share data	2015	2014	2013
Net income attributable to equity holders of the parent - basic	$217,749	$52,091	$17,015
Convertible Notes interest expense	19,630	—	—
Convertible Notes deferred financing amortization	1,756	—	—
Net income attributable to equity holders of the parent - diluted	$239,135	$52,091	$17,015

Basic weighted average number of shares	161,436,449	171,851,061	146,504,055
Effect of dilutive potential basic shares:
Restricted stock	7,323,893	4,441,741	1,835,323
Convertible Notes	30,978,983	—	—
	38,302,876	4,441,741	1,835,323
Diluted weighted average number of shares	199,739,325	176,292,802	148,339,378

Earnings Per Share:
Basic	$1.35	$0.30	$0.12
Diluted	$1.20	$0.30	$0.11

The dilutive effect of 38,302,876 shares for the year ended December 31, 2015 relates to 31,791,435 potentially dilutive shares relating to our Convertible Notes and 13,611,270 unvested restricted shares. The dilutive effect of 4,441,741 and 1,835,323 shares of restricted stock for the years ended December 31, 2014 and 2013 is related to 12,387,327 and 9,653,970 unvested restricted shares, respectively.

Convertible Notes interest expense, deferred financing amortization and the potentially dilutive securities relating to the conversion of the Convertible Notes (representing 15,015,451 shares of common stock) were excluded from the computation of diluted earnings per share for the year ended December 31, 2014 because their effect would have been anti-dilutive under the if-converted method.

22.	Financial instruments

Funding and capital risk management

We manage our funding and capital resources to ensure our ability to continue as a going concern while maximizing the return to the shareholder through optimization of the debt and equity balance.

IFRS 13 requires classifications of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values and carrying values of the Company's financial instruments at December 31, 2015 and 2014, respectively, are shown in the table below.

Categories of Financial Instruments

	As of December 31, 2015		As of December 31, 2014
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$200,970	$200,970	$116,143	$116,143
Loans and receivables (2)	69,017	69,017	78,201	78,201
Available for sale investment (3)	—	—	130,456	130,456

Financial liabilities
Accounts payable (4)	$25,683	$25,683	$14,929	$14,929
Accrued expenses (4)	32,643	32,643	55,139	55,139
Derivatives designated in a cash flow hedge (5)	—	—	77	77
Derivatives at fair value through profit or loss (5)	1,255	1,255	128	128
Secured bank loans (6)	1,586,396	1,586,396	1,173,672	1,173,672
Finance lease (7)	53,372	53,372	—	—
Unsecured Senior Notes Due 2020 (8)	47,300	53,750	46,591	53,750
Unsecured Senior Notes Due 2017 (8)	51,129	51,750	49,577	51,750
Convertible Notes (9)	334,301	358,500	347,292	360,000

(1)	Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

(2)	We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.

(3)
The available for sale investment relates to our investment in Dorian. We considered this investment as a Level 1 item as its share price is quoted on an active market under the symbol 'LPG' on the New York Stock Exchange. This investment was sold in July 2015 as described in Note 8.

(4)	We consider that the carrying amount of accounts payable and accrued expenses approximate the fair value due to the relative short maturity of these instruments.

(5)	Derivative financial instruments in 2015 and 2014 consisted of the following:

•
Interest rate swaps which are recorded at the present value of future cash flows estimated and discounted based on the applicable yield curves which are derived from observable, quoted interest rates to determine the fair value. As such, we classify these liabilities as Level 2 fair value measurements.

•
A profit or loss sharing agreement with a third party on a time-chartered in vessel that stipulates that 50% of the profits or losses relating to Densa Crocodile above or below the vessel’s time charter rate are shared with a third party who neither owns nor operates the vessel. This instrument is recorded at the present value of estimated future cash flows which are derived from observable time charter rates and discounted based on the applicable yield curves to determine the fair value. As such, we classify this liability as a Level 2 fair value measurement.

(6)
The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value. These amounts are shown net of $46.7 million and $35.5 million of unamortized deferred financing fees as of December 31, 2015 and 2014, respectively.

(7)	We consider that the carrying value of our finance lease approximates fair value due to the relative short maturity of the instrument.

(8)
The carrying value of our Unsecured Senior Notes Due 2020 and 2017 are measured at amortized cost using the effective interest method. The carrying values shown in the table are the face value of the notes. These notes are shown net of $1.1 million and $1.4 million of unamortized deferred financing fees, respectively, on our consolidated balance sheet as of December 31, 2015. Our Senior Notes Due 2020 and 2017 are quoted on the New York Stock Exchange under the symbols 'SBNA' and 'SBNB', respectively. We consider their fair values to be Level 1 measurements due to their quotation on an active exchange.

(9)
The carrying value of our Convertible Notes shown in the table above is its face value. The liability component of the Convertible Notes has been recorded within Long-term debt on the consolidated balance sheet as of December 31, 2015, net of $6.5 million of unamortized deferred financing fees. The equity component of the Convertible Notes has been recorded within Additional paid-in capital on the consolidated balance sheet, net of $1.9 million of deferred financing fees. We consider its fair value to be a Level 2 measurement.

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

In the years ended December 31, 2015, 2014, and 2013, we were party to interest rate swaps to mitigate the risk of rising interest rates. In August 2011, we entered into six interest rate swap agreements to manage interest costs and the risk associated with changing interest rates on our 2011 Credit Facility and 2010 Revolving Credit Facility with three different banks. We terminated the three interest rate swaps under our 2010 Revolving Credit Facility and the three interest rate swaps under our 2011 Credit Facility expired in June 2015. Details of the amounts recorded in the consolidated statement of income and statement of other comprehensive income in respect of such instruments are provided in Note 12.

Sensitivity analysis - Interest rate risk

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at balance sheet date was outstanding for the whole year.

If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2015 would have decreased/increased by $13.9 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities as described in Note 11.

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

Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial and technical managers. We did not experience material credit losses on our accounts receivables portfolio in the years ended December 31, 2015, 2014, and 2013.

The carrying amount of financial assets recognized in our consolidated financial statements represents the maximum exposure to credit risk without taking account of the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2015, 2014, and 2013.

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

Remaining contractual maturity on secured and unsecured credit facilities

The following table details our remaining contractual maturity for our secured and unsecured credit facilities. The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay. The table includes both interest and principal cash flows and takes into consideration any amounts fixed via the interest rate swaps discussed above.

As the interest cash flows are not fixed, the interest amount included has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

To be repaid as follows:

	As of December 31,
In thousands of U.S. dollars	2015	2014
Less than 1 month	$28,065	$5,001
1-3 months	41,901	45,932
3 months to 1 year	187,305	135,909
1-5 years	1,700,643	1,357,945
5+ years	525,888	434,865
Total	$2,483,802	$1,979,652

All other current liabilities fall due within less than one month.

The following table details our remaining contractual maturity for derivative financial instruments (which include the profit or loss sharing agreement and the interest rate swaps). The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay.

	As of December 31,
In thousands of U.S. dollars	2015	2014
Less than 1 month	$—	$—
1-3 months	320	125
3 months to 1 year	880	81
1-5 years	83	—
Total	$1,283	$206

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

Agreement to Sell Five MR Product Tankers

In February 2016, we reached an agreement with an unrelated third party to sell five 2014 built MR product tankers (STI Lexington, STI Powai, STI Chelsea, STI Olivia and STI Mythos) for approximately $33.3 million each. The sale of STI Lexington closed in March 2016 and the sales of the remaining four vessels are expected to close by June 2016. As a result of the closing of the sale of STI Lexington, we repaid $18.4 million on our K-Sure Credit Facility and expect to write-off $0.7 million of deferred financing fees during the first quarter of 2016. We expect to record an aggregate write-down on the sales of all five vessels of approximately $3.2 million during the first quarter of 2016 in connection with these transactions. We also expect to write-off an aggregate of approximately $2.6 million of deferred financing fees for the sales of the four vessels that have not closed as of March 17, 2016. These fees will be written-off on or around the closing date of each sale (when the corresponding debt is repaid).

Dividend Declaration

On February 25, 2016, the Scorpio Tankers' Board of Directors declared a quarterly cash dividend of $0.125 per share, payable on March 30, 2016 to all shareholders of record as of March 10, 2016.
ING Credit Facility
In March 2016, we amended and restated our ING Credit Facility to increase the borrowing capacity to $132.5 million from $87.0 million. The remaining terms and conditions of the facility remained unchanged and the proceeds from the increased borrowing capacity are expected to be used to partially finance the purchase of STI Lombard (currently bareboat chartered-in) and refinance the existing indebtedness on an MR product tanker (2015 built).

In March 2016, we drew down $26.0 million on our ING Credit Facility to finance the delivery of STI Grace, which is scheduled to occur on March 18, 2016.

$250 Million Securities Repurchase Program
Since January 1, 2016 through the date of this report, we have acquired an aggregate of 2,299,606 of our common shares that are being held as treasury shares at an average price of $5.96 per share.
We have $164.5 million remaining under our Securities Repurchase Program as of the date of this report. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate by us, but are not obligated under the terms of the program to repurchase any securities.
There are 173,035,794 shares outstanding as of the date of this report.
Convertible Senior Notes due 2019
On March 10, 2016, the conversion rate of our Convertible Notes was adjusted to reflect a cash dividend with respect to our common shares. The new conversion rate for the Convertible Notes was adjusted to 90.5311 of our common shares per $1,000 principal amount of the Convertible Notes, representing an increase of the prior conversion rate of 1.8521 shares for each $1,000 principal amount of the Convertible Notes.
Time Chartered-in Vessels

In February 2016, we extended the time charter on an LR1 product tanker that is currently time chartered-in. The term of the agreement is for an additional year at $17,250 per day effective March 2016.

In March 2016, we entered into time charter-in agreements with an unrelated third party on three ice class 1A Handymax product tankers. Each agreement is for three years at $15,600 per day and we have two consecutive one year options to extend the agreements at $16,500 per day and $17,500 per day, respectively. These vessels are expected to be delivered by the end of March 2016. In addition, we have the option to time charter-in up to four additional ice class 1A Handymax product tankers under the same terms.

Debt Refinancing
We refinanced the outstanding indebtedness related to STI Battery by repaying $18.2 million on our 2013 Credit Facility in January 2016 and drawing down $17.25 million from our BNP Paribas Credit Facility in February 2016.