Form 20-F
period 2016-12-31
Scorpio Tankers Inc.
filed 2017-03-16
CIK 1483934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

As of December 31, 2016, there were 174,629,755 outstanding shares of common stock, par value $0.01 per share.

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

These factors and the other risk factors described in this report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their dates. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Please see our Risk Factors in "Item 3. Key Information - D. Risk Factors" of this annual report for a more complete discussion of these and other risks and uncertainties.

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
As used herein, “SLR2P” refers to the Scorpio LR2 Pool, “SPTP” refers to the Scorpio Panamax Tanker Pool, “SMRP” refers to the Scorpio MR Pool, and “SHTP” refers to the Scorpio Handymax Tanker Pool, which are spot market-oriented tanker pools in which certain of our vessels operate. In addition, “HMD” refers to Hyundai Mipo Dockyard Co. Ltd. of South Korea and “SSME” refers to Sungdong Shipbuilding & Marine Engineering Co. Ltd.
A. Selected Financial Data
The following tables set forth our selected consolidated financial data and other operating data as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012. The selected data is derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 and our consolidated balance sheets as of December 31, 2016 and 2015, together with the notes thereto, are included herein. Our audited consolidated financial statements for the years ended December 31, 2013 and 2012 and our consolidated balance sheets as of December 31, 2014, 2013 and 2012, and the notes thereto, are not included herein.

	For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2016	2015	2014	2013	2012
Consolidated income statement data
Revenue
Vessel revenue	$522,747	$755,711	$342,807	$207,580	$115,381
Operating expenses
Vessel operating costs	(187,120)	(174,556)	(78,823)	(40,204)	(30,353)
Voyage expenses	(1,578)	(4,432)	(7,533)	(4,846)	(21,744)
Charterhire	(78,862)	(96,865)	(139,168)	(115,543)	(43,701)
Depreciation	(121,461)	(107,356)	(42,617)	(23,595)	(14,818)
General and administrative expenses	(54,899)	(65,831)	(48,129)	(25,788)	(11,536)
Write down of vessels held for sale and net loss on sales of vessels	(2,078)	(35)	(3,978)	(21,187)	(10,404)
Write-off of vessel purchase options	—	(731)	—	—	—
Gain on sale of VLGCs	—	—	—	41,375	—
Gain on sale of VLCCs	—	—	51,419	—	—
Gain on sale of Dorian shares	—	1,179	10,924	—	—
Re-measurement of investment in Dorian	—	—	(13,895)	—	—
Total operating expenses	(445,998)	(448,627)	(271,800)	(189,788)	(132,556)
Operating income / (loss)	76,749	307,084	71,007	17,792	(17,175)
Other (expense) and income, net
Financial expenses	(104,048)	(89,596)	$(20,770)	(2,705)	(8,512)
Realized gain on derivative financial instruments	—	55	17	3	443
Unrealized gain / (loss) on derivative financial instruments	1,371	(1,255)	264	567	(1,231)
Financial income	1,213	145	203	1,147	35
Share of income from associate	—	—	1,473	369	—
Other expenses, net	(188)	1,316	(103)	(158)	(97)
Total other expense, net	(101,652)	(89,335)	(18,916)	(777)	(9,362)
Net (loss) / income	$(24,903)	$217,749	$52,091	$17,015	$(26,537)
(Loss) / earnings per common share:(1)
Basic (loss) / earnings per share	$(0.15)	$1.35	$0.30	$0.12	$(0.64)
Diluted (loss) / earnings per share	$(0.15)	$1.20	$0.30	$0.11	$(0.64)
Cash dividends declared per common share	$0.500	$0.495	$0.390	$0.130	—
Basic weighted average shares outstanding	161,118,654	161,436,449	171,851,061	146,504,055	41,413,339
Diluted weighted average shares outstanding	161,118,654	199,739,326	176,292,802	148,339,378	41,413,339

	As of December 31,
In thousands of U.S. dollars	2016	2015	2014	2013	2012
Balance sheet data
Cash and cash equivalents	$99,887	$200,970	$116,143	$78,845	$87,165
Vessels and drydock	2,913,254	3,087,753	1,971,878	530,270	395,412
Vessels under construction	137,917	132,218	404,877	649,526	50,251
Total assets	3,230,187	3,523,455	2,804,643	1,646,676	573,280
Current and non-current debt (2)	1,882,681	2,049,989	1,571,522	167,129	142,459
Shareholders’ equity	1,315,200	1,413,885	1,162,848	1,450,723	414,790

	For the year ended December 31,
In thousands of U.S. dollars	2016	2015	2014	2013	2012
Cash flow data
Net cash inflow/(outflow)
Operating activities	$178,511	$391,975	$93,916	$(5,655)	$(1,928)
Investing activities	31,333	(703,418)	(1,158,234)	(935,101)	(90,155)
Financing activities	(310,927)	396,270	1,101,616	932,436	142,415

(1)
Basic (loss) / earnings per share is calculated by dividing the net (loss) / income attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by adjusting the net (loss) / income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

(2)
Current and non-current debt as of December 31, 2016, 2015, 2014, 2013 and 2012 is shown net of deferred financing fees of $37.4 million, $55.8 million, $47.1 million, $2.4 million and $3.5 million, respectively.

The following table sets forth our other operating data. This data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	For the year ended December 31,
	2016	2015	2014	2013	2012
Average Daily Results
TCE per day(1)	$15,783	$23,163	$15,935	$14,369	$12,960
Vessel operating costs per day(2)	6,576	6,564	6,802	6,781	7,605
Aframax/LR2
TCE per revenue day (1)	20,280	30,544	18,621	12,718	10,201
Vessel operating costs per day(2)	6,734	6,865	6,789	8,203	8,436
LR1/Panamax
TCE per revenue day (1)	17,277	21,804	16,857	12,599	14,264
Vessel operating costs per day(2)(4)	—	8,440	8,332	7,756	7,714
MR
TCE per revenue day (1)	14,898	21,803	15,297	16,546	12,289
Vessel operating costs per day(2)	6,555	6,461	6,580	6,069	6,770
Handymax
TCE per revenue day (1)	12,615	19,686	14,528	12,862	13,069
Vessel operating costs per day(2)	6,404	6,473	6,704	6,852	7,594
Fleet data
Average number of owned vessels (3)	77.7	72.7	31.6	15.9	10.8
Average number of time chartered-in vessels (3)	12.7	16.9	26.3	22.9	9.2
Drydock
Expenditures for drydock (in thousands of U.S. dollars)	$—	$—	$1,290	$—	$2,869

(1)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent, or TCE (a non-IFRS measure), per revenue day. Vessels in the pool and on time charter do not incur significant voyage expenses; therefore, the revenue for pool vessels and time charter vessels is approximately the same as their TCE revenue. Please see “Item 5. Operating and Financial Review and Prospects- Important Financial and Operational Terms and Concepts” for a discussion of TCE revenue, revenue days and voyage expenses and "Item 5. Operating and Financial Review and Prospects - A. Operating Results" for a reconciliation of TCE revenue to vessel revenue.

(2)
Vessel operating costs per day represent vessel operating costs, as such term is defined in “Item 5. Operating and Financial Review and Prospects-Important Financial and Operational Terms and Concepts,” divided by the number of days the vessel is owned during the period.

(3)	For a definition of items listed under “Fleet Data,” please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects.”

(4)	We did not own or bareboat charter-in any LR1/Panamax vessels in 2016.

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
As of March 15, 2017, all except five of our vessels were employed in either the spot market or in spot market-oriented tanker pools such as the SLR2P, SPTP, SMRP or SHTP, which we refer to collectively as the Scorpio Group Pools and which are managed by companies, which are members of the Scorpio Group, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Group Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
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
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. According to Drewry Shipping Consultants Ltd., or Drewry, as of March 1, 2017, the newbuilding order book, which extends to 2020 and beyond, equaled approximately 12.4% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.
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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Guinea, the Gulf of Aden and the Sulu Sea. Sea piracy incidents continue to occur, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
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
Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of GDP, which had a significant impact on shipping demand. According to the International Monetary Fund, the growth rate of China's GDP decreased to approximately 6.7% for the year ended December 31, 2016 and is expected to decrease to 6.5% for the year ended December 31, 2017, which is China's lowest growth rate for the past five years, and continues to remain below pre-2008 levels. While the recent slow-down in China's economy has been without significant immediate impact on product tanker freight rates, it is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends, if any, as well as our future prospects, may be materially adversely affected by a further economic downturn in any of these countries.

If we cannot meet our customers' quality and compliance requirements we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.
Customers, and in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, a continuous decrease in the quality concerning one or more vessels occurring over time. Moreover, continuous increasing requirements from oil industry constituents can further complicate our ability to meet the standards. Any noncompliance by us, either suddenly or over a period of time, on one or more vessels, or an increase in requirements by oil operators above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We may be required to make significant investments in ballast water management which may have a material adverse effect on our future performance, results of operations, and financial position.
The International Convention for the Control and Management of Vessels' Ballast Water and Sediments, or the BWM Convention, aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships' ballast water and sediments. The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits.  The BWM Convention was ratified in September 2016 and enters in force in September 2017. The BWM convention requires that ballast water treatment systems be installed on vessels at the first renewal survey following its entry into force. Investments in ballast water treatment equipment may have a material adverse effect on our future performance, results of operations, cash flows, financial condition and available cash. Please also see "-We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our business, results of operations, cash flows and financial condition, and our available cash" below for further information on these requirements.
We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our business, results of operations, cash flows and financial condition, and our available cash.
Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, requirements of the U.S. Coast Guard or the USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Clean Air Act, or the CAA, the U.S. Clean Water Act, or the CWA and the U.S. Marine Transportation Security Act of 2002, or the MTSA, European Union regulations, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL including the designation of Emission Control Areas, or ECAs, thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the International Convention on Load Lines of 1966, as from time to time amended, or the LL Convention, the International Convention of Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, and the International Ship and Port Facility Security Code, or the ISPS code.

Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast and bilge waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. For example, as discussed above, the BWM Convention aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships' ballast water and sediments. The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. In order to comply with these living organism limits, vessel owners may have to install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems. The BWM Convention enters into force on September 8, 2017 and vessel owners must demonstrate compliance with the BWM Convention at each vessel's first International Oil Pollution Prevention survey occurring after such date. These surveys are required every five years. 16 of the vessels in our owned fleet currently have ballast water treatment systems installed, however we cannot be assured that these systems will be approved by the regulatory bodies of every jurisdiction in which we may wish to conduct our business. Accordingly, we may have to make additional investments in these vessels and we will have to make initial investments for the remaining vessels in our fleet that do not carry such equipment. The investment in ballast water treatment systems could have an adverse material impact on our business, financial condition, and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.
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
Recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, promulgated by the IMO under SOLAS. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM code may subject us to increased liability and may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports.
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
We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Continuing conflicts and recent developments in North Korea, Russia, and the Middle East, including Iran, Iraq, Syria, Egypt, and North Africa, including Libya, and the presence of the United States and other armed forces in these regions may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further world economic instability and uncertainty in global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Future terrorist attacks could result in increased volatility of the financial markets and negatively impact the U.S. and global economy. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.
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
On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for ten years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016, which we refer to as Implementation Day, the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.
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
As of March 15, 2017, we were party to newbuilding contracts with HMD and SSME for the construction of nine newbuilding vessels, of which eight are expected to be delivered to us throughout 2017 and one is expected to be delivered to us during the first quarter of 2018. As of the same date, we have made total yard payments with respect to these vessels in the amount of $109.6 million. We are obligated to pay remaining yard installments in the amount of $229.0 million before we take possession of all of these vessels. If we fail to make any or all of these installment payments, we may not take delivery of these vessels and we may forfeit all or a portion of the down payments we have already made under such contracts, and we may be sued for, among other things, any outstanding balances we are obligated to pay and other damages.
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
In addition, in the event that HMD or SSME do not perform under their respective contracts and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows. Please also see “-We are subject to certain risks with respect to our counterparties on contracts, including, without limitation, our vessel employment arrangements and newbuilding contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.”
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

Under time charter agreements, the charterer is responsible for voyage costs and the owner is responsible for the vessel operating costs. We currently have five vessels on long-term time charter-out agreements (with initial terms of one year or greater) and 19 vessels on time or bareboat charter-in agreements. When our owned vessels are employed in one of the Scorpio Group Pools, the pool is responsible for voyage expenses and we are responsible for vessel costs. As of March 15, 2017, all of our owned vessels and 16 of our time or bareboat chartered-in vessels were employed through the Scorpio Group Pools. We had three bareboat chartered-in vessels operating directly in the spot market as of March 15, 2017, which are expected to join the Scorpio Handymax Pool prior to June 2017. When our vessels operate directly in the spot market, we are responsible for both voyage expenses and vessel operating costs. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Further, if our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash. Please see “-We will be required to make additional capital expenditures to expand the number of vessels in our fleet and to maintain all our vessels.”
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
Please also see "We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our business, results of operations, cash flows and financial conditions, and our available cash."
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
We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the year ended December 31, 2016, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss, however we recorded a $2.1 million aggregate loss as a result of the sales of STI Lexington, STI Mythos, STI Chelsea, STI Powai and STI Olivia during the year. For the year ended December 31, 2015, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss, however we recorded a $2.1 million loss as a result of the sale of STI Highlander during the year. We cannot assure you that there will not be further impairments in future years. Any additional impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our securities.
Please see “Item 5. Operating and Financial Review and Prospects-Critical Accounting Policies-Vessel Impairment.”
The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future debt facilities and we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of our vessels have generally experienced high volatility. The fair market values for tankers declined significantly from historically high levels reached in 2008, and remain at relatively low levels. Such prices may fluctuate depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other tanker companies, cost of newbuildings, applicable governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market values of our vessels decline, or decline further, the amount of funds we may draw down under our secured credit facilities may be limited and we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders and our subsidiaries may not be able to make distributions to us. The prepayment of certain debt facilities may be necessary to cause us to maintain compliance with certain covenants in the event that the value of the vessels falls below certain levels. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet.
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
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to occur between 2037 and 2043, depending on the vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition, and available cash per share would be adversely affected. Any funds set aside for vessel replacement will reduce available cash.
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
We have entered into, and may enter into in the future, various contracts, including, without limitation, charter and pooling agreements relating to the employment of our vessels, newbuilding contracts, debt facilities, and other agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, and the overall financial condition of the counterparty.
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
Our founder, Chairman and Chief Executive Officer, and Vice President have affiliations with our administrator and commercial and technical managers which may create conflicts of interest.

Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members of the Lolli-Ghetti family, which owns and controls our administrator and commercial and technical managers. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our administrator and/or commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of the date of this annual report, our commercial and technical managers provide commercial and technical management services to approximately 127 and 76 vessels respectively, other than the vessels in our fleet, that are owned, operated or managed by entities affiliated with Messrs. Lauro, and such entities may acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations. In addition, certain members of the Scorpio Group may benefit from economies of scale all of which may not be passed along to us.
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
Borrowing under our debt facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our secured debt facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as seeking to raise additional capital, refinancing or restructuring our debt, selling tankers, or reducing or delaying capital investments. However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations.
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

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands pursuant to the BCA on July 1, 2009. We provide seaborne transportation of refined petroleum products worldwide. We began our operations in October 2009 with three vessels and in April 2010, we completed our initial public offering and commenced trading on the New York Stock Exchange, or NYSE, under the symbol “STNG.” We have since expanded our fleet and as of March 15, 2017, our fleet consisted of 78 wholly owned tankers (22 LR2, 14 Handymax and 42 MR) with a weighted average age of approximately 2.3 years, and 19 time or bareboat chartered-in tankers which we operate (one LR2, one LR1, eight MR and nine Handymax), which we refer to collectively as our Operating Fleet. In addition, we currently have contracts for the construction of nine newbuilding product tankers, eight MR and one LR2, which we refer to as our Newbuilding Program. The LR2 is expected to be delivered to us before the end of March 2017 and the eight MRs are expected to be delivered to us throughout the remainder of 2017 and the first quarter of 2018.
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
Recent Developments
Vessel Deliveries and Related Debt Drawdowns
In February 2017, we took delivery of STI Selatar, an LR2 product tanker that was under construction, from SSME and drew down $29.4 million from our Credit Suisse Credit Facility to partially finance the purchase of this vessel. Additionally, in March 2017, we drew down $29.0 million from our Credit Suisse Credit Facility to partially finance the purchase of STI Rambla, an LR2 product tanker that is currently under construction at SSME and is expected to be delivered before the end of March 2017. The drawdowns are summarized as follows:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$29.4	February 2017	STI Selatar
29.0	March 2017	STI Rambla	(1)
(1) Amount drawn to partially finance the expected delivery of this vessel from SSME, which is scheduled to occur before the end of March 2017.
Time and Bareboat Chartered-in Vessels (see definitions in Item 5)
In December 2016, we entered into agreements to bareboat-in seven Handymax ice-class 1A product tankers. The agreements include purchase options which can be exercised through December 31, 2018. If we do not exercise the purchase options, the bareboat-in agreements expire on March 31, 2019. Three of the vessels were previously time chartered-in by us for $15,600 per day. These time charter-in contracts were canceled in January 2017 and replaced by the new bareboat contracts at a rate of $7,500 per day. The remaining four vessels were chartered-in, on a bareboat basis, for $6,000 per day. These vessels were delivered in February 2017.
In February 2017, we entered into a new time charter agreement on a 2013 built, LR2 product tanker, which we then time chartered-in, for an additional six months at $14,360 per day effective February 2017. We also have the option to extend the charter for an additional six months at $15,385 per day.
In February 2017, we entered into new time charter agreements on two 2007-built ice-class 1B Handymax product tankers, which we then time chartered-in, each for one year at $11,250 per day. One agreement is effective in March 2017 and the other is effective in May 2017. We also have options to extend these charters for an additional year at $13,250 per day each.
New Credit Facilities
2017 Credit Facility
In March 2017, we executed a senior secured term loan facility with a group of financial institutions led by Macquarie Bank Limited (London Branch) for a loan facility of up to $172.0 million, or the 2017 Credit Facility. The 2017 Credit Facility consists of five tranches; including two commercial tranches of $15.0 million and $25.0 million, a KEXIM Guaranteed Tranche of $48.0 million, a KEXIM Funded Tranche of $52.0 million, and a GIEK Guaranteed Tranche of $32.0 million.
The 2017 Credit Facility is expected to be used to partially finance the purchase of eight MR product tankers that are currently under construction at HMD. Drawdowns are available at an amount equal to the lower of 60% of the contract price and 60% of the fair market value of each respective vessel. Other key terms are as follows:

•
The first commercial tranche of $15.0 million has a final maturity of six years from the drawdown date of each vessel, bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15 year repayment profile.

•
The second commercial tranche of $25.0 million has a final maturity of nine years from the drawdown date of each vessel (assuming KEXIM or GIEK have not exercised their option to call for prepayment of the KEXIM and GIEK funded and guaranteed tranches by the date falling two months prior to the maturity of the first commercial tranche and in the event that the first commercial tranche has not been extended), bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15 year repayment profile.

•
The KEXIM Funded Tranche and GIEK Guaranteed Tranche have a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bear interest at LIBOR plus a margin of 2.15% per annum, and have a 12 year repayment profile.

•
The KEXIM Guaranteed Tranche has a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bears interest at LIBOR plus a margin of 1.60% per annum, and has a 12 year repayment profile.

The remaining terms and conditions, including financial covenants, are similar to those in our existing credit facilities.
BNP Paribas Credit Facility
In January 2017, we refinanced the outstanding indebtedness related to STI Sapphire and STI Emerald by repaying an aggregate of $26.3 million on our 2011 Credit Facility and drawing down an aggregate amount of $27.6 million under our BNP Paribas Credit Facility. The drawdown amounts and dates were as follows:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$13.8	January 2017	STI Sapphire
13.8	February 2017	STI Emerald
HSH Nordbank Credit Facility
In January 2017, we entered into a senior secured term loan facility agreement with HSH Nordbank AG for $31.1 million, or the HSH Nordbank Credit Facility. In February 2017, we refinanced the outstanding indebtedness related to STI Duchessa and STI Onyx by repaying an aggregate of $23.7 million on our 2011 Credit Facility and drawing down an aggregate of $31.1 million under this facility as follows:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$16.5	February 2017	STI Duchessa
14.6	February 2017	STI Onyx
Repayments on all borrowings under the HSH Nordbank Credit Facility are scheduled to be made in 20 consecutive quarterly installments. The first eight repayment installments shall be $745,669 each and the next 12 repayment installments shall be $648,408 each, the last of which shall be payable together with an additional balloon installment equal to the then outstanding balance of the loan. The facility has a final maturity of five years from the first drawdown date, and bears interest at LIBOR plus a margin of 2.50% per annum. The remaining terms and conditions, including financial covenants, are similar to those in our existing credit facilities.
DVB 2017 Credit Facility
In January 2017, we received a commitment for a credit facility of up to $81.4 million from DVB Bank SE, or the DVB 2017 Credit Facility, to refinance our previous facility with DVB Bank SE. The DVB 2017 Credit Facility is expected to be used to refinance the existing indebtedness on four product tankers, have a final maturity of December 2021, and bear interest at LIBOR plus a margin of 2.75% per annum. The available borrowings may be used to finance up to 63% of the fair market value of the respective vessels.
The remaining terms and conditions, including financial covenants, are expected to be similar to those in our existing credit facilities. The DVB 2017 Credit Facility is subject to customary conditions precedent and the execution of definitive documentation.

For further information about these credit facilities, please see "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Long -Term Debt Obligations and Credit Agreements."
Convertible Senior Notes Due 2019
On February 23, 2017, the conversion rate of our convertible senior notes due 2019, or the Convertible Notes, was adjusted to reflect a cash dividend with respect to our common shares. The new conversion rate for the Convertible Notes was adjusted to 97.9316 of our common shares per $1,000 principal amount of the Convertible Notes, representing an increase of the prior conversion rate of 0.2277 shares per $1,000 principal amount of the Convertible Notes.
Dividend Declaration
On February 13, 2017, our Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about March 30, 2017 to all shareholders of record as of February 23, 2017.

B. Business Overview
We provide seaborne transportation of refined petroleum products worldwide. As of March 15, 2017, our fleet consisted of 78 wholly owned tankers (22 LR2, 14 Handymax and 42 MR) with a weighted average age of approximately 2.3 years, and 19 time or bareboat chartered-in tankers which we operate (nine Handymax, eight MR, one LR1 and one LR2), which we refer to collectively as our Operating Fleet. In addition, we currently have contracts for the construction of one LR2 tanker and eight MR tankers, which we refer to as our Newbuilding Program. The LR2 is expected to be delivered to us before the end of March 2017 and the eight MRs are expected to be delivered to us throughout the remainder of 2017 and first quarter of 2018.
The following table sets forth certain information regarding our fleet as of March 15, 2017:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	Time Charter (5)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	Time Charter (5)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP(2)	MR
16	STI Topaz	2012	49,990	—	SMRP(2)	MR
17	STI Ruby	2012	49,990	—	SMRP(2)	MR
18	STI Garnet	2012	49,990	—	SMRP(2)	MR
19	STI Onyx	2012	49,990	—	SMRP(2)	MR
20	STI Sapphire	2013	49,990	—	SMRP(2)	MR
21	STI Emerald	2013	49,990	—	SMRP(2)	MR
22	STI Beryl	2013	49,990	—	SMRP(2)	MR
23	STI Le Rocher	2013	49,990	—	SMRP(2)	MR
24	STI Larvotto	2013	49,990	—	SMRP(2)	MR
25	STI Fontvieille	2013	49,990	—	SMRP(2)	MR

26	STI Ville	2013	49,990	—	SMRP(2)	MR
27	STI Duchessa	2014	49,990	—	SMRP(2)	MR
28	STI Opera	2014	49,990	—	SMRP(2)	MR
29	STI Texas City	2014	49,990	—	SMRP(2)	MR
30	STI Meraux	2014	49,990	—	SMRP(2)	MR
31	STI San Antonio	2014	49,990	—	SMRP(2)	MR
32	STI Venere	2014	49,990	—	SMRP(2)	MR
33	STI Virtus	2014	49,990	—	SMRP(2)	MR
34	STI Aqua	2014	49,990	—	SMRP(2)	MR
35	STI Dama	2014	49,990	—	SMRP(2)	MR
36	STI Benicia	2014	49,990	—	SMRP(2)	MR
37	STI Regina	2014	49,990	—	SMRP(2)	MR
38	STI St. Charles	2014	49,990	—	SMRP(2)	MR
39	STI Mayfair	2014	49,990	—	SMRP(2)	MR
40	STI Yorkville	2014	49,990	—	SMRP(2)	MR
41	STI Milwaukee	2014	49,990	—	SMRP(2)	MR
42	STI Battery	2014	49,990	—	SMRP(2)	MR
43	STI Soho	2014	49,990	—	SMRP(2)	MR
44	STI Memphis	2014	49,995	—	SMRP(2)	MR
45	STI Tribeca	2015	49,990	—	SMRP(2)	MR
46	STI Gramercy	2015	49,990	—	SMRP(2)	MR
47	STI Bronx	2015	49,990	—	SMRP(2)	MR
48	STI Pontiac	2015	49,990	—	SMRP(2)	MR
49	STI Manhattan	2015	49,990	—	SMRP(2)	MR
50	STI Queens	2015	49,990	—	SMRP(2)	MR
51	STI Osceola	2015	49,990	—	SMRP(2)	MR
52	STI Notting Hill	2015	49,687	1B	Time Charter (6)	MR
53	STI Seneca	2015	49,990	—	SMRP(2)	MR
54	STI Westminster	2015	49,687	1B	Time Charter (6)	MR
55	STI Brooklyn	2015	49,990	—	SMRP(2)	MR
56	STI Black Hawk	2015	49,990	—	SMRP(2)	MR
57	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
58	STI Madison	2014	109,999	—	SLR2P (4)	LR2
59	STI Park	2014	109,999	—	SLR2P (4)	LR2
60	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
61	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
62	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
63	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
64	STI Rose	2015	109,999	—	Time Charter (7)	LR2
65	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
66	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
67	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
68	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
69	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
70	STI Connaught	2015	109,999	—	SLR2P (4)	LR2

71	STI Spiga	2015		109,999	—	SLR2P (4)	LR2
72	STI Savile Row	2015		109,999	—	SLR2P (4)	LR2
73	STI Kingsway	2015		109,999	—	SLR2P (4)	LR2
74	STI Carnaby	2015		109,999	—	SLR2P (4)	LR2
75	STI Lombard	2015		109,999	—	SLR2P (4)	LR2
76	STI Grace	2016		109,999	—	SLR2P (4)	LR2
77	STI Jermyn	2016		109,999	—	SLR2P (4)	LR2
78	STI Selatar	2017		109,999	—	SLR2P (4)	LR2

	Total owned DWT			5,061,233

	Vessel Name	Year Built		DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (8)
	Time or bareboat chartered-in vessels
79	Kraslava	2007		37,258	1B	SHTP (1)	Handymax	$17,000	13-May-18	(9)
80	Krisjanis Valdemars	2007		37,266	1B	SHTP (1)	Handymax	$11,250	13-Mar-18	(10)
81	Silent	2007		37,847	1A	SHTP (1)	Handymax	$7,500	31-Mar-19	(11)
82	Single	2007		37,847	1A	SHTP (1)	Handymax	$7,500	31-Mar-19	(11)
83	Star I	2007		37,847	1A	SHTP (1)	Handymax	$7,500	31-Mar-19	(11)
84	Sky	2007		37,847	1A	SHTP (1)	Handymax	$6,000	31-Mar-19	(12)
85	Steel	2008		37,847	1A	SHTP (1)	Handymax	$6,000	31-Mar-19	(12)
86	Stone I	2008		37,847	1A	SHTP (1)	Handymax	$6,000	31-Mar-19	(12)
87	Style	2008		37,847	1A	SHTP (1)	Handymax	$6,000	31-Mar-19	(12)
88	Miss Mariarosaria	2011		47,499	—	SMRP(2)	MR	$16,350	26-May-17
89	Vukovar	2015		49,990	—	SMRP(2)	MR	$17,034	01-May-18
90	Targale	2007		49,999	—	SMRP(2)	MR	$16,200	17-May-17
91	Zefyros	2013		49,999	—	SMRP(2)	MR	$15,800	08-Jul-17	(13)
92	Gan-Trust	2013		51,561	—	SMRP(2)	MR	$13,050	06-Jan-18	(14)
93	CPO New Zealand	2011		51,717	—	SMRP(2)	MR	$15,250	12-Sep-18	(15)
94	CPO Australia	2011		51,763	—	SMRP(2)	MR	$15,250	01-Sep-18	(15)
95	Ance	2006		52,622	—	SMRP(2)	MR	$13,500	12-Oct-17	(16)
96	Hellespont Progress	2006		73,728	—	SPTP (3)	LR1	$17,250	13-Apr-17
97	Densa Alligator	2013		105,708	—	SLR2P (4)	LR2	$14,360	17-Aug-17	(17)

	Total time or bareboat chartered-in DWT			924,039

	Newbuildings currently under construction
	Vessel Name	Yard		DWT		Vessel type
98	Hull 2601 - TBN STI Galata	HMD	(18)	52,000		MR
99	Hull 2602 - TBN STI Bosphorus	HMD	(18)	52,000		MR
100	Hull 2603 - TBN STI Leblon	HMD	(18)	52,000		MR
101	Hull 2604 - TBN STI La Boca	HMD	(18)	52,000		MR
102	Hull 2605 - TBN STI San Telmo	HMD	(18)	52,000		MR
103	Hull 2606 - TBN STI Donald C Trauscht	HMD	(18)	52,000		MR

104	Hull 2607 - TBN STI Esles II	HMD	(18)	52,000	MR
105	Hull 2608 - TBN STI Jardins	HMD	(18)	52,000	MR
106	Hull S3121 - TBN STI Rambla	SSME	(19)	109,999	LR2

	Total newbuilding product tankers DWT			525,999

	Total Fleet DWT			6,511,271

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company
(5)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.
(6)	This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.
(7)	This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.
(8)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(9)	In February 2017, we entered into a new charter agreement for one year at $11,250 per day effective May 2017. We have an option to extend the charter for an additional year at $13,250 per day.
(10)	In February 2017, we entered into a new charter agreement for one year at $11,250 per day effective March 2017. We have an option to extend the charter for an additional year at $13,250 per day.
(11)
In December 2016, we entered into an agreement to bareboat-in this vessel, which was previously time chartered-in by the Company for $15,600 per day. The time charter-in contract was cancelled in January 2017 and replaced by the new bareboat contract at a rate of $7,500 per day. The agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.

(12)
In December 2016, we entered into an agreement to bareboat-in this vessel at a rate of $6,000 per day. The agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.

(13)	We have an option to extend the charter for an additional year at $17,000 per day.
(14)	In November 2016, we entered into a new charter agreement for one year at $13,050 per day effective January 2017. We have an option to extend the charter for an additional year at $15,000 per day.
(15)	We have an option to extend the charter for an additional year at $16,000 per day.
(16)	We have an option to extend the charter for an additional year at $15,000 per day.
(17)	In February 2017, we entered into a new charter agreement for six months at $14,360 per day. We have an option to extend the charter for an additional six months at $15,385 per day.
(18)
These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). Seven vessels are expected to be delivered throughout the remainder of 2017 and one vessel is expected to be delivered in the first quarter of 2018.

(19)	This newbuilding vessel was constructed at SSME (Sungdong Shipbuilding & Marine Engineering Co., Ltd) and is expected to be delivered before the end of March 2017.

Chartering Strategy

Generally, we operate our vessels in commercial pools, on time charters or in the spot market.
Commercial Pools

To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. As of March 15, 2017, 92 of the vessels in our Operating Fleet operate in, or are expected to operate in, one of the Scorpio Group Pools. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market, but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.
Time Charters
Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. In the future, we may opportunistically look to enter our vessels into time charter contracts. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit if the spot market increases. As of the date of this annual report, five of the vessels in our Operating Fleet are employed under long-term time charters (with initial terms of one year or greater).
Spot Market
A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but may enable us to capture increased profit margins during periods of improvements in tanker rates. As of March 15, 2017, three of the bareboat chartered-in vessels in our Operating Fleet were operating directly in the spot market. These vessels are temporarily operating in the spot market prior to their expected entrance into the Scorpio Handymax Tanker Pool.
Management of our Fleet
On September 29, 2016, we agreed to amend our administrative services agreement, or the Administrative Services Agreement, with Scorpio Services Holding Limited, or SSH, and our master agreement, or the Master Agreement, with SCM and SSM under a deed of amendment, or the Deed of Amendment.  Pursuant to the terms of the Deed of Amendment, on November 15, 2016, we entered into definitive documentation to memorialize the agreed amendments to the Master Agreement, or the Amended and Restated Master Agreement. The Amended and Restated Master Agreement and the Administrative Services Agreement as amended by the Deed of Amendment, or the Amended Administrative Services Agreement, are effective as from September 29, 2016. Under the terms of the amendments, (i) the fee of 1% payable to SSH upon any future vessel sale or purchase was eliminated and (ii) in the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. There was no consideration paid by us for these amendments.
Commercial and Technical Management
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the Amended and Restated Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with the provisions of the Amended and Restated Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Amended and Restated Master Agreement or on substantially similar terms.

SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Group Pools. When our vessels are operating in one of the Scorpio Group Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture.  These are the same fees that SCM charges other vessel owners in these pools, including third-party owned vessels. For commercial management of our vessels that are not operating in any of the Scorpio Group Pools, we pay SCM a fee of $250 per vessel per day for each LR1/Panamax and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.
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
During 2016, we paid a termination fee in the aggregate amount of $2.7 million under our commercial management agreement with SCM and a termination fee in the aggregate amount of $2.5 million under our technical management agreement with SSM, as a result of the sales of STI Lexington, STI Mythos, STI Chelsea, STI Powai and STI Olivia.
Amended Administrative Services Agreement
We have an Amended Administrative Services Agreement with SSH, or our Administrator, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party of us. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. The services provided to us by our Administrator may be sub-contracted to other entities within the Scorpio Group.
Prior to September 29, 2016, we paid SSH a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. As described above, this fee was eliminated for all vessel purchase or sale agreements entered into after September 29, 2016. For the year ended December 31, 2016, we paid our Administrator $1.7 million, in aggregate, in connection with the sales of five MRs.
Further, pursuant to our Amended Administrative Services Agreement, our Administrator, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.
Our Amended Administrative Services Agreement may be terminated by us upon two years notice.
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
Oil Tanker Demand
In broad terms, demand for oil products traded by sea is principally affected by global and regional economic conditions, as well as other factors such as changes in the location of productive capacity, and variations in regional prices. Demand for shipping capacity is a product of the physical quantity of the cargo (measured, depending on the cargo in terms of tons or cubic metrics) together with the distance the cargo is carried. Demand cycles move broadly in line with developments in global economy, with demand for products slowing significantly in the period immediately after the onset of the global economic downturn in late 2008, before recovering gradually from 2011 onwards with the general improvement in the macro-economic environment.
In 2016, 3.2 billion tons of crude oil, products and vegetable oils/chemicals were moved by sea. Of this, crude shipments constituted 2.0 billion tons of cargo, products 1.0 billion tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products.

World Seaborne Tanker Trade

	Crude Oil		Products		Veg Oils/ Chemicals		Total
Year	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y

2001	1,751	3.2%	518	3.0%	121	3.5%	2,390	3.2%
2002	1,756	0.3%	519	0.3%	129	6.6%	2,404	0.6%
2003	1,860	5.9%	550	6.0%	136	4.9%	2,545	5.9%
2004	1,963	5.6%	599	8.8%	146	7.2%	2,707	6.4%
2005	1,994	1.6%	646	8.0%	161	10.3%	2,801	3.5%
2006	1,996	0.1%	677	4.7%	171	6.3%	2,844	1.5%
2007	2,008	0.6%	723	6.8%	175	2.8%	2,907	2.2%
2008	2,014	0.3%	765	5.8%	178	1.5%	2,956	1.7%
2009	1,928	(4.2)%	777	1.6%	184	3.2%	2,888	(2.3)%
2010	1,997	3.6%	810	4.2%	196	6.4%	3,002	3.9%
2011	1,941	(2.8)%	860	6.3%	205	4.9%	3,007	0.1%
2012	1,988	2.4%	859	(0.2)%	210	2.5%	3,057	1.7%
2013	1,918	(3.5)%	904	5.3%	217	3.3%	3,040	(0.6)%
2014	1,895	(1.2)%	912	0.8%	221	1.6%	3,027	(0.4)%
2015	1,957	3.3%	953	4.5%	231	4.8%	3,142	3.8%
2016 *	2,016	3.0%	987	3.6%	229	(0.8)%	3,233	2.9%

CAGR (2011-2016)	0.8%		2.8%		2.3%		1.5%
CAGR (2006-2016)	0.1%		3.8%		3.0%		1.3%
* Provisional assessment
Source: Drewry

The volume of oil moved by sea was affected by the economic recession in 2008 and 2009, but since then renewed growth in the world economy and in oil demand has had a positive impact on seaborne trade. Oil demand has benefited from economic growth in Asia, especially in China, where oil consumption increased by a compound average growth rate (CAGR) of 5.4% to 11.9 million barrels per day (mbpd) between 2006 and 2016. Low per capita oil consumption in developing countries such as China and India compared to the developed world provides scope for higher oil consumption in these economies. Conversely, oil consumption in developed OECD economies has been in decline for much of the last decade, although provisional data for the United States (U.S.) and some European countries indicates that this trend was reversed in 2015 and 2016. This was almost certainly due to the positive impact of lower oil prices on demand for products such as gasoline.

World Oil Consumption: 1991-2016
(Million bpd)

100.00
95.00
90.00
85.00
80.00
75.00
70.00
65.00
60.00
55.00
50.00
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016*

* Provisional estimate
Source: Drewry

Provisional estimates suggest that world oil demand in 2016 was 96.5 million bpd, an increase of 1.5% from 2015, and between 2006 and 2016, world oil demand grew by a CAGR of 1.3%.

Oil Product Exports & Imports

Product trades have increased in the last decade as a result of developments in the U.S. energy economy. In the U.S., as a result of the development of shale oil deposits, domestic crude oil production increased by a CAGR of 10.2% between 2008 and 2015 to reach just in excess of 9.0 million bpd, however provisional estimates suggest a marginal decline to 8.9 million bpd in 2016. Horizontal drilling and hydraulic fracturing have triggered a shale oil revolution and rising crude oil production has also ensured the availability of cheaper feedstocks to local refineries. As a result, the U.S. has become a major net exporter of products (see chart below).

Oil Product Exports - Major Growth Regions

(Million Bpd)

Source: Drewry

In a short span of time, the U.S. has become the largest exporter of refined products in the world, with supplies from U.S. Gulf Coast terminals heading to most parts of the globe. By way of illustration, U.S. product exports to South America were close to 8.8 million tons in 2006, but had increased to 63.2 million tons by 2016, owing to strong import demand and the growth in U.S. products availability. Most of these exports were carried by MR product tankers, which constitute approximately 58% of global product tanker fleet capacity and have been the mainstay of seaborne trade in refined petroleum products. However, lower crude oil prices in 2015 and 2016 have adversely impacted U.S. shale oil producers and accordingly crude production in the region has been declining since May 2015. In November 2016 U.S. crude oil production was 8.9 million bpd, compared with 9.3 million bpd in November 2015. Declining crude oil production in addition to the lifting of the ban on crude oil exports in December 2015 has limited the availability of feedstocks to domestic refineries and in turn may limit the export of refined products from the U.S.

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2006 and 2016 total OECD refining throughput declined by 4.3%, largely as a result of cutbacks in OECD Europe and OECD Asia Oceania. On the other hand, throughput in the OECD Americas in the same period was up by 1.9% to 18.9 million bpd. In 2016, refining throughput of OECD countries stood at 37.6 million bpd and accounted for 47.5% of global refinery throughput.

Asia (excluding China) and the Middle East added over 0.9 million bpd of export-oriented refinery capacity in 2015 whereas 0.4 million bpd new capacity came online in the U.S. during the year. For 2016, approximately 0.4 million bpd of new refining capacity was scheduled to be added in the U.S. and another 0.3 million bpd in Middle East. As a result of these developments countries such as India, Saudi Arabia and the U.S. have become major exporters of refined products.

Export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have prompted longer-haul shipments to meet product demand.

Oil Product Imports - Major Growth Regions
(Million bpd)

Source: Drewry
Current Tanker Fleet
Crude oil is transported in uncoated vessels, which range upwards in size from 55,000 dwt. Products are carried predominately in coated ships and include commodities such as fuel oil and vacuum gas oil (often referred to as “dirty products”), gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as “clean products”). In addition, some product tankers are also able to carry bulk liquid chemicals and edible oils and fats if they have the appropriate International Maritime Organization (IMO) certification. These vessels are classified as product/chemical tankers and as such they represent a swing element in supply, having the ability to move between trades depending on market conditions. Clean petroleum products are therefore carried by non-IMO product tankers and IMO certified product/chemical tankers. IMO tankers will also carry, depending on their tank coatings, a range of other products including organic and inorganic bulk liquid chemicals, vegetable oils and animal fats and special products such as molasses.
As of March 1, 2017, the total oil tanker fleet (crude, products and product/chemical tankers) consisted of 4,754 ships with a combined capacity of 525.9 million dwt.

The Oil Tanker Fleet - March 1, 2017

Vessel Type	Deadweight Tons	Number of	% of Fleet	Capacity	% of Fleet
	(Dwt)	Vessels		(m Dwt )

Crude Tankers (1)
VLCC/ULCC	200,000+	712	35.1	218.9	58.1
Suezmax	120-199,999	517	25.5	80.3	21.3
Aframax	80-119,999	649	32.0	70.0	18.6
Panamax	55-79,999	87	4.3	6.0	1.6
Handymax	40-54,999	17	0.8	0.8	0.2
Handy	25-39,999	12	0.6	0.4	0.1
Handy	10-24,999	36	1.8	0.6	0.2
Total Fleet		2,030	100.0	377.0	100.0

Product Tankers
Long Range 3 (LR3)	120-199,999	16	1.2	2.5	2.9
Long Range 2 (LR2)	80,000-119,999	319	23.8	34.5	40.0
Long Range 1 (LR1)	55-79,999	318	23.8	23.3	27.0
Medium Range 2 (MR2)	40-54,999	429	32.1	20.1	23.3
Medium Range 1 (MR1)	25-39,999	114	8.5	3.9	4.5
Handy	10-24,999	142	10.6	2.0	2.3
Total Fleet		1,338	100.0	86.3	100.0

Product/Chemical Tankers (2)
Long Range 3 (LR3)	120-199,999	—	—	—	—
Long Range 2 (LR2)	80,000-119,999	3	0.2	—	—
Long Range 1 (LR1)	55-79,999	25	1.8	1.8	2.9
Medium Range 2 (MR2)	40-54,999	1,004	72.4	48.5	77.4
Medium Range 1 (MR1)	25-39,999	315	22.7	11.7	18.7
Handy	10-24,999	39	2.8	0.6	1.0
Total Fleet		1,386	100.0	62.6	100.0

Product & Product/Chemical Fleet
Long Range 3 (LR3)	120-199,999	16	0.6	2.5	1.7
Long Range 2 (LR2)	80,000-119,999	322	11.8	34.5	23.2
Long Range 1 (LR1)	55-79,999	343	12.6	25.1	16.9
Medium Range 2 (MR2)	40-54,999	1,433	52.6	68.6	46.1
Medium Range 1 (MR1)	25-39,999	429	15.7	15.6	10.5
Handy	10-24,999	181	6.6	2.6	1.7
Total Fleet		2,724	100.0	148.9	100.0

Crude, Product and Product/Chemical Tanker Fleet
VLCC/ULCC	200,000+	712	15.0	218.9	41.6
Suezmax/LR3	120-199,999	533	11.2	82.8	15.7
Aframax/LR2	80-119,999	971	20.4	104.5	19.9
Panamax/LR1	55-79,999	430	9.0	31.1	5.9
Handy/Medium Range	40-54,999	1450	30.5	69.4	13.2
Handy/Medium Range	25-39,999	441	9.3	16.0	3.0
Handy/Handymax	10-54,999	217	4.6	3.2	0.6
Total Fleet		4,754	100.0	525.9	100.0

(1)	Included shuttle tankers and tankers on storage duties

(2)	Includes product and product/chemical tankers, excludes chemical tankers

Source: Drewry

The world product tanker fleet as of March 1, 2017 consisted of 2,724 ships with a combined capacity of 148.9 million dwt. The breakdown of the fleet by type (product and product/chemical) and by size together with the orderbook for newbuilding tankers as of March 1, 2017, is illustrated in the table below.

The World Tanker Fleet(1) & Orderbook - March 1, 2017

Vessel Type		Existing	Fleet	Orderbook		Orderbook % Fleet		2017		2018		2019		2020+
	(Dwt)	No	M Dwt	No	M Dwt	No	Dwt	No	M Dwt	No	M Dwt	No	M Dwt	No	M Dwt

Crude Tankers (1)
VLCC/ULCC	200,000+	712	218.9	86.0	26.6	12.1	12.2	36.0	11.0	47.0	14.6	3.0	1.0	—	—
Suezmax	120-199,999	517	80.3	79.0	12.4	15.3	15.4	60.0	9.4	19.0	3.0	—	—	—	—
Aframax	80-119,999	649	70.0	89.0	10.1	13.7	14.4	38.0	4.3	38.0	4.3	9.0	1.0	4.0	0.5
Panamax	55-79,999	87	6.0	6.0	0.4	6.9	6.7	6.0	0.4	—	—	—	—	—	—
Handymax	40-54,999	17	0.8	2.0	0.1	11.8	12.5	2.0	0.1	—	—	—	—	—	—
Handy	25-39,999	12	0.4	—	—	—	—	—	—	—	—	—	—	—	—
Handy	10-24,999	36	0.6	4.0	0.1	11.1	16.7	4.0	0.1	—	—	—	—	—	—
Total Fleet		2,030	377.0	266.0	49.7	13.1	13.2	146.0	25.3	104.0	21.9	12.0	2.0	4.0	0.5
Product Tankers
Long Range 3 (LR3)	120-199,999	16	2.5	4.0	0.6	25.0	24.0	2.0	0.3	2.0	0.3	—	—	—	—
Long Range 2 (LR2)	80,000-119,999	319	34.5	46.0	5.2	14.4	15.1	29.0	3.2	11.0	1.3	6.0	0.7	—	—
Long Range 1 (LR1)	55-79,999	318	23.3	42.0	3.1	13.2	13.3	25.0	1.8	14.0	1.0	1.0	0.1	2.0	0.2
Medium Range 2 (MR2)	40-54,999	429	20.1	38.0	1.9	8.9	9.5	4.0	0.2	9.0	0.4	18.0	0.9	7.0	0.4
Medium Range 1 (MR1)	25-39,999	114	3.9	—	—	—	—	—	—	—	—	—	—	—	—
Handy	10-24,999	142	2.0	8.0	0.2	5.6	10.0	5.0	0.1	3.0	0.1	—	—	—	—
Total Fleet		1,338	86.3	138.0	11.0	10.3	12.7	65.0	5.6	39.0	3.1	25.0	1.7	9.0	0.6
Product/Chemical Tankers (2)
Long Range 3 (LR3)	120-199,999	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Long Range 2 (LR2)	80,000-119,999	3	—	—	—	—	—	—	—	—	—	—	—	—	—
Long Range 1 (LR1)	55-79,999	25	1.8	—	—	—	—	—	—	—	—	—	—	—	—

Medium Range 2 (MR2)	40-54,999	1,004	48.5	81.0	4.0	8.1	8.2	56.0	2.8	19.0	0.9	6.0	0.3	—	—
Medium Range 1 (MR1)	25-39,999	315	11.7	13.0	0.5	4.1	4.3	12.0	0.4	1.0	0.1	—	—	—	—
Handy	10-24,999	39	0.6	—	—	—	—	—	—	—	—	—	—	—	—
Total Fleet		1,386	62.6	94.0	4.5	6.8	7.2	68.0	3.2	20.0	1.0	6.0	0.3	—	—

Product & Product/Chemical Fleet
Long Range 3 (LR3)	120-199,999	16	2.5	4.0	0.6	25.0	24.0	2.0	0.3	2.0	0.3	—	—	—	—
Long Range 2 (LR2)	80,000-119,999	322	34.5	46.0	5.2	14.3	15.1	29.0	3.2	11.0	1.3	6.0	0.7	—	—
Long Range 1 (LR1)	55-79,999	343	25.1	42.0	3.1	12.2	12.4	25.0	1.8	14.0	1.0	1.0	0.1	2.0	0.2
Medium Range 2 (MR2)	40-54,999	1,433	68.6	119.0	5.9	8.3	8.6	60.0	3.0	28.0	1.3	24.0	1.2	7.0	0.4
Medium Range 1 (MR1)	25-39,999	429	15.6	13.0	0.5	3.0	3.2	12.0	0.4	1.0	0.1	—	—	—	—
Handy	10-24,999	181	2.6	8.0	0.2	4.4	7.7	5.0	0.1	3.0	0.1	—	—	—	—
Total Fleet		2,724	148.9	232.0	15.5	8.5	10.4	133.0	8.8	59.0	4.1	31.0	2.0	9.0	0.6

Crude, Product and Product/Chemical Tanker Fleet
VLCC/ULCC	200,000+	712	218.9	86.0	26.6	12.1	12.2	36.0	11.0	47.0	14.6	3.0	1.0	—	—
Suezmax/LR3	120-199,999	533	82.8	83.0	13.0	15.6	15.7	62.0	9.7	21.0	3.3	—	—	—	—
Aframax/LR2	80-119,999	971	104.5	135.0	15.3	13.9	14.6	67.0	7.5	49.0	5.6	15.0	1.7	4.0	0.5
Panamax/LR1	55-79,999	430	31.1	48.0	3.5	11.2	11.2	31.0	2.2	14.0	1.0	1.0	0.1	2.0	0.2
Handy/Medium Range	40-54,999	1,450	69.4	121.0	6.0	8.3	8.6	62.0	3.1	28.0	1.3	24.0	1.2	7.0	0.4
Handy/Medium Range	25-39,999	441	16.0	13.0	0.5	2.9	3.1	12.0	0.4	1.0	0.1	—	—	—	—
Handy/Handymax	10-54,999	217	3.2	12.0	0.3	5.5	9.4	9.0	0.2	3.0	0.1	—	—	—	—
Total Fleet		4,754	525.9	498.0	65.2	10.5	12.4	279.0	34.1	163.0	26.0	43.0	4.0	13.0	1.1

(1) Included shuttle tankers and tankers on storage duties
(2) Product and product/chemical tankers only, excludes pure chemical tankers
Source: Drewry

As of March 1, 2017, the orderbook for product and product/chemical tankers for vessels above 10,000 dwt comprised 232 ships with a combined capacity of 15.5 million dwt, equivalent to 10.4% of the existing fleet. Based on the total orderbook and scheduled deliveries, approximately 8.8 million dwt is expected to be delivered in 2017, followed by 4.1 million dwt in 2018 and the remaining 2.6 million dwt will be delivered in 2019 and beyond. In recent years, however, the orderbook has been affected by the non-delivery of vessels (sometimes referred to as ‘‘slippage’’). Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while some was due to vessel cancellations. Slippage is likely to remain an issue going forward and, as such, it will have a moderating effect over product tanker fleet growth in 2017 and 2018.

The Oil Tanker Freight Market

Tanker charter hire rates and vessel values for all tankers are influenced by the supply and demand for tanker capacity. Also, in general terms, time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility. The trend in spot rates since 2001 for the main vessel classes is shown in the table below.

Oil Tanker - Spot (TCE) Rates: 2001-2017
(US$/Day)

Year	Caribs	NW Europe	West Africa	AG
	USAC	NW Europe	Caribs/USES	Japan
	40-70,000 DWT	70-100,000 DWT	150-160,000 DWT	280-300,000 DWT

2001	26,300	35,308	31,992	36,891
2002	16,567	22,800	19,325	21,667
2003	28,833	41,883	37,367	49,342
2004	42,158	55,408	64,792	95,258
2005	34,933	57,517	40,883	59,125
2006	28,792	47,067	40,142	51,142
2007	30,100	41,975	35,392	45,475
2008	36,992	56,408	52,650	89,300
2009	13,450	19,883	20,242	29,483
2010	17,950	27,825	19,658	40,408
2011	5,558	12,183	12,508	10,100
2012	9,042	10,617	13,825	12,775
2013	10,417	12,908	12,900	12,325
2014	18,217	33,075	21,200	24,892
2015	28,533	44,567	40,942	68,600
2016	16,633	32,875	23,433	41,792
Feb-17	14,500	38,200	11,300	28,500

Source: Drewry

After a period of favorable market conditions between 2004 and 2008, demand for products fell as the world economy went into recession in the latter half of 2008 and there was a negative impact on product tanker demand. With supply at the same time increasing at a fast pace, falling utilization levels pushed tanker freight rates downwards in 2009. A modest recovery took place in the early part of 2010, but this was short-lived and rates started to fall once more in mid-2012 before rebounding in 2014.

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

Freight rates remained firm throughout 2015 and first half of 2016 and this led to greater revenue and improved profitability for ship-owners. However, in the second half of 2016 tanker freight rates declined sharply as a result of the increase tanker supply outweighing the demand for tankers.

Oil Tanker Newbuilding Prices

Newbuilding prices increased significantly between 2003 and 2007 primarily as a result of increased tanker demand. Thereafter prices weakened in the face of a poor freight market and lower levels of new ordering. In late 2013, prices started to recover and they continued to edge up slowly during 2014 before falling marginally in late 2015. Moreover, newbuilding prices fell further in 2016 because of excess capacity available at shipyards accompanied with low steel prices. New orders declined on account of diminishing earnings potential of oil tankers, and mandatory compliance to Tier III emission for ships ordered on or after January 1, 2016.

For most oil tanker sizes, newbuilding prices are well below the peaks reported at the height of the market boom in 2007-08 and also below long-term averages.

Oil Tankers: Newbuilding Prices: 2001-2017
(In millions of U.S. Dollars)

Year End	30,000	50,000	75,000	110,000	160,000	300,000
	DWT	DWT	DWT	DWT	DWT	DWT

2001	25.0	27.0	33.5	38.0	47.0	72.0
2002	24.5	26.5	31.0	36.0	44.0	66.0
2003	28.5	30.5	34.5	40.0	52.0	73.0
2004	34.0	39.0	41.0	57.0	68.0	105.0
2005	37.5	42.0	43.0	59.0	71.0	120.0
2006	40.5	47.5	50.0	65.0	78.0	128.0
2007	46.0	54.0	64.0	78.0	90.0	146.0
2008	40.0	46.5	57.0	71.5	87.0	142.0
2009	31.0	36.0	42.5	52.0	62.0	101.0
2010	33.0	36.0	46.0	57.0	67.0	105.0
2011	31.5	36.0	44.0	52.8	61.7	99.0
2012	30.0	33.0	42.0	48.0	56.5	92.0
2013	31.0	35.0	43.0	51.5	59.0	93.5
2014	33.0	37.0	45.5	54.0	65.0	97.0
2015	32.0	35.5	45.0	51.5	63.0	94.0
2016	24.0	32.0	39.0	45.0	54.0	83.0
Feb-17	21.0	32.0	39.0	43.0	55.0	81.0

Long-term average	32.6	37.1	43.8	53.5	64.1	101.0

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

The table below illustrates the movements of prices for secondhand oil tankers from 2001 to January 2017. In late 2013, prices for all modern tankers increased as a result of improvement in freight rates and positive market sentiment and further gains were recorded in 2014 and 2015. However in 2016, second hand prices saw a double-digit decline on weakening freight rates. For example, the secondhand price of a five year old LR vessel of 95,000 dwt capacity fell by 35% from $46 million in 2015 to $30 million in 2016. As of February 2017 secondhand prices for oil tankers were also still well below their long-term averages for every vessel class.

Oil Tanker Secondhand Prices: 2001-2017
(In millions of U.S. Dollars)

Year End	30,000	45,000	75,000	95,000	150,000	300,000
	DWT	DWT	DWT	DWT	DWT	DWT
Age	5 Yrs	5 Yrs	5 Yrs	5 Yrs	5 Yrs	5 Yrs
2001	25.0	25.0	25.5	34.5	41.5	63.0
2002	21.5	21.5	21.0	29.5	39.0	55.0
2003	29.5	29.5	24.0	37.0	47.0	70.0
2004	42.0	42.0	38.0	57.0	73.0	112.0
2005	40.0	45.5	46.5	58.0	75.0	110.0
2006	42.0	47.5	48.0	63.0	77.0	115.0
2007	40.5	52.0	59.0	68.5	87.0	130.0
2008	36.5	42.0	46.0	55.0	77.0	110.0
2009	20.5	24.0	32.5	38.0	53.0	77.5
2010	21.5	24.0	35.0	42.0	58.0	85.5
2011	22.5	27.0	32.0	33.5	45.5	58.0
2012	20.0	24.0	25.0	27.5	40.0	57.0
2013	25.0	29.0	31.0	33.0	42.0	60.0
2014	20.0	24.0	33.5	42.0	57.0	76.0
2015	23.0	27.0	36.0	46.0	60.0	80.0
2016	15.0	22.0	28.0	30.0	42.0	60.0
Feb-21	15.0	22.0	28.0	29.0	40.0	60.0

Long-term average	27.8	31.6	35.1	43.4	57.1	82.4

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

International Maritime Organization

The IMO is the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the CLC, the Bunker Convention and MARPOL. MARPOL is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.

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

 In 2013, the MEPC adopted by resolution amendments to the MARPOL Annex I Condition Assessment Scheme, or CAS. The amendments, which became effective on October 1, 2014 are intended to complement inspections for bulk carriers and tankers set forth in the 2011 International Code, on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers and enhances the program of inspection for certain tankers. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls of sulfur emissions known in ECAs.

The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.5% sulfur. On October 27, 2016, at its 70th session, MEPC 70, MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.5% to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025. By 2020 ships will now have to either reduce sulfur from emissions through the installation and use of emission scrubbers or buy fuel with lower sulfur content.  Consequently, complying with MEPC 70 could result in a significant capital expenditure or a significant increase in the cost of bunkers.  The Company is currently reviewing alternatives to comply with MEPC 70 when it enters into force.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content of 0.10%. Amended Annex VI establishes procedures for designating new ECAs.

Currently, the Baltic Sea and the North Sea have been so designated. On August 1, 2012, certain coastal areas of North America were designated ECAs and effective January 1, 2014, the applicable areas of the U.S. Caribbean Sea were designated ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. At MEPC 70, MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021. It is expected that these areas will be formally designated after draft amendments are presented at MEPC's next session. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
Ballast Water Management
The IMO adopted the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention enters into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the BWM Convention will enter into force on September 8, 2017. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. At MEPC 70, MEPC adopted updated “guidelines for approval of ballast water managements systems (G8).” G8 updates previous guidelines concerning procedures to approve BWMS. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.
Safety Management System Requirements
The IMO also adopted SOLAS and the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation for Maritime Claims of 1976 as amended, or LLMC, was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for a loss of life or personal injury claim and a property claim against ship owners.
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
The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.

Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the CLC of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s personal fault and under the 1992 Protocol where the spill is caused by the shipowner’s personal act or omission by intentional or reckless conduct where the shipowner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the Bunker Convention to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC. With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The U.S. has also enacted the CERCLA, which applies to the discharge of hazardous substances (including certain forms of oil) whether on land or at sea. OPA and CERCLA both define “owner and operator” “in the case of a vessel, as any person owning, operating or chartering by demise, the vessel.” Accordingly, both OPA and CERCLA impact our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796,800 (subject to periodic adjustment for inflation) for tankers greater than 3,000 gross tons, other than a single hull tanker, such as double hull tankers, and our fleet is entirely composed of vessels of this size class. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement, or the BSEE, issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. A new rule issued by the U.S. Bureau of Ocean Energy Management that increased the limits of liability of damages for offshore facilities under OPA based on inflation took effect in January 2015. In April 2015, it was announced that new regulations are expected to be imposed in the U.S. regarding offshore oil and gas drilling and the BSEE announced a new Well Control Rule in April 2016. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.
Through our P&I Club membership, we expect to maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many in the U.S. that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA and USCG have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering United States waters.

The EPA regulates the discharge of ballast and bilge water and other substances in U.S. waters under the CWA. The EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to comply with a Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or the VGP, authorizing ballast and bilge water discharges and other discharges incidental to the operation of vessels. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent at least 30 days before the vessel operates in U.S. waters. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record-keeping and reporting requirements to ensure the effluent limits are met. On March 28, 2013, the EPA re-issued the VGP for another five years, effective from December 19, 2013. The new VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers, and the use of environmentally acceptable lubricants.
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

USCG regulations adopted under the U.S. National Invasive Species Act also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters that require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. As of June 21, 2012, the USCG implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The USCG must approve any technology before it is placed on a vessel.

As of January 1, 2014, vessels are technically subject to the phasing-in of these standards. However, it was not until December 2016 that the USCG first approved technology to treat ballast water. The USCG previously provided waivers to vessels that could not install the as-yet unapproved technology and vessels now requiring a waiver will need to show why they cannot install the approved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remain in effect until the EPA issues a new VGP. In the fall of 2016, sources reported that the EPA indicated it was working on a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.

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

European Union Regulations

In October 2009, the EU amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, flag, and the number of times the ship has been detained. The EU also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the EU with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not result in an agreement that directly limited greenhouse gas emissions for ships. As of January 1, 2013, all new ships must comply with new sets of mandatory requirements to address greenhouse gas emissions from ships adopted by MEPC, in July 2011 relating to greenhouse gas emissions. Under those measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. All ships are required to develop and follow a Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The EU has indicated that it intends to propose an expansion of the existing EU emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012, the EU launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at EU ports from January 2018 collect and publish data on carbon dioxide emissions and other information. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period, from 2013 to 2020. In the U.S., the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has received petitions from the California Attorney General and various environmental groups seeking such regulation. Moreover, in the U.S. individual states can also enact environmental regulations. For example, California has introduced caps for greenhouse gas emissions and, in the end of 2016, signaled it may take additional action regarding climate change. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.
International Labour Organization

The International Labour Organization, or the ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. Amendments to MLC 2006 were adopted in 2014 and 2016. The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

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

To trade internationally, a vessel must attain an ISSC from a recognized security organization approved by the vessel’s flag state. The following are among the various requirements some of which are found in SOLAS:

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

The USCG regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non U.S. vessels provided that such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies, or IACS. In December 2013 the IACS adopted new harmonized Common Structure Rules which will apply to oil tankers and bulk carriers to be constructed on or after July 1, 2015. All our vessels are certified as being “in-class” by American Bureau of Shipping or Det Norske Veritas or Lloyds Register. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which in certain circumstances imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the U.S., has made liability insurance more expensive for vessel-owners and operators trading in the U.S. market. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in Item 18. “Financial Statements.” You should also carefully read the following discussion with the sections of this annual report entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry,” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.
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

•
Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market, but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs (described below), thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.

•
For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned vessels and the charterhire expense for vessels that we time charter-in.

The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	Varies
Hire rate basis(1)	Varies	Daily	Varies
Voyage expenses(2)	We pay	Customer pays	Pool pays
Vessel operating costs for owned vessels or bareboat chartered-in(3)	We pay	We pay	We pay
Charterhire expense for vessels time or bareboat chartered-in(3)	We pay	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay	Pool does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.

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

As of March 15, 2017, all of our owned vessels were operating in the Scorpio Group Pools except STI Notting Hill, STI Westminster, STI Poplar, STI Pimlico and STI Rose. These vessels are on time charter-out agreements that are scheduled to expire in the fourth quarter of 2018 and the first quarter of 2019. Furthermore, all of our time or bareboat chartered-in vessels were operating in the Scorpio Group Pools except Steel, Stone I and Style, which are currently operating in the spot market and are expected to join the Scorpio Handymax Tanker Pool before June 2017.
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
Vessel operating costs. For our owned and bareboat chartered-in vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, spares and stores, lube oils, communication expenses, and technical management fees. The three largest components of our vessel operating costs are crewing, spares and stores and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.
Additionally, these costs include technical management fees that we paid to SSM, which is controlled by the Lolli-Ghetti family. Pursuant to our Amended and Restated Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.
Charterhire. Charterhire is the amount we pay the owner for time or bareboat chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
•Time chartered-in vessels. The vessel's owner is responsible for the vessel operating costs.
•Bareboat chartered-in vessels. The charterer is responsible for the vessel operating costs.
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
Time charter equivalent (TCE) revenue or rates. We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our consolidated statements of income or loss.

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
Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market, but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.
Operating days. Operating days are the total number of available days in a period with respect to the owned or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned or bareboat chartered-in vessels, not our time chartered-in vessels.
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
Our vessel revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market or in spot market oriented pools. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on SCM’s outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:

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

Our expenses were affected by the fees we pay SCM, SSM, and SSH for commercial management, technical management and administrative services, respectively. SCM, SSM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer and our Vice President are members, provide commercial, technical and administrative management services to us, respectively. We pay fees under our Master Agreement with SCM and SSM (which was amended and restated effective September 29, 2016, as described below), for our vessels that operate both within and outside of the Scorpio Group Pools.  The fees charged to our vessels operating within the Scorpio Group Pools are identical to what SCM charges third-party owned vessels operating within the Scorpio Group Pools. The fees charged to our vessels for technical management services provided by SSM are $685 per vessel per day, which are the same as those charged to other vessels managed by SSM at the time the management agreements were entered into. We also reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described in "Item 4 - Information on the Company".
On September 29, 2016, we agreed to amend our administrative services agreement, or the Administrative Services Agreement, with SSH, and our master agreement, or the Master Agreement, with SCM and SSM under a deed of amendment, or the Deed of Amendment.  Pursuant to the terms of the Deed of Amendment, on November 15, 2016, we entered into definitive documentation to memorialize the agreed amendments to the Master Agreement, or the Amended and Restated Master Agreement. The Amended and Restated Master Agreement and the Administrative Services Agreement as amended by the Deed of Amendment, or the Amended Administrative Services Agreement, are effective as from September 29, 2016. Under the terms of the amendments, (i) the fee of 1% payable to SSH upon any future vessel sale or purchase was eliminated and (ii) in the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels, in which case a payment equal to 24 months of management fees will apply. There was no consideration paid by us for these amendments.
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
The significant judgments and estimates are as follows:
Revenue recognition
We currently generate most of our revenue from vessels operating in pools or on long-term time charters. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.
We did not generate revenue from spot voyages during the year ended December 31, 2016. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.
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
At December 31, 2016, we had 77 vessels in our fleet and ten vessels under construction:

•
All of our 77 owned vessels had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each these vessels which resulted in no impairment being recognized.

•
We did not obtain independent broker valuations for our ten vessels under construction. To assess their carrying values for impairment, we prepared value in use calculations which resulted in no impairment being recognized.

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

Our Fleet—Illustrative comparison of excess of carrying amounts over estimated charter-free market value of certain vessels
During the past few years, the market values of vessels have experienced particular volatility and as a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that no impairment is required at December 31, 2016.
The table set forth below indicates the carrying amount of each of our vessels as of December 31, 2016 and December 31, 2015 and the aggregate difference between the carrying amount and the market value represented by such vessels (see footnotes to the table set forth below). This aggregate difference represents the approximate analysis of the amount by which we believe we would record a loss if we sold those vessels, in the current environment, on industry standard terms, in cash transactions and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their basic market values.
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

			Carrying value as of,
	Vessel Name	Year Built	December 31, 2016		December 31, 2015
1	STI Amber	2012	32.5	(1)	34.0
2	STI Topaz	2012	32.6	(1)	34.1
3	STI Ruby	2012	32.7	(1)	34.2
4	STI Garnet	2012	32.7	(1)	34.3
5	STI Onyx	2012	32.7	(1)	34.3
6	STI Sapphire	2013	32.6	(1)	34.1
7	STI Emerald	2013	32.5	(1)	34.0
8	STI Beryl	2013	31.7	(1)	33.2
9	STI Le Rocher	2013	32.2	(1)	33.7
10	STI Larvotto	2013	32.2	(1)	33.7
11	STI Fontvieille	2013	32.3	(1)	33.7
12	STI Ville	2013	32.5	(1)	34.0
13	STI Duchessa	2014	30.8	(1)	32.2
14	STI Wembley	2014	30.2	(1)	31.5
15	STI Opera	2014	30.6	(1)	32.0
16	STI Texas City	2014	34.9	(1)	36.4
17	STI Meraux	2014	35.3	(1)	36.8
18	STI San Antonio	2014	35.3	(1)	36.9
19	STI Venere	2014	30.7	(1)	32.0
20	STI Virtus	2014	30.8	(1)	32.1
21	STI Aqua	2014	31.0	(1)	32.3
22	STI Dama	2014	31.0	(1)	32.3
23	STI Mythos	2014	N/A	(3)	32.0
24	STI Benicia	2014	36.2	(1)	37.7
25	STI Regina	2014	31.2	(1)	32.5
26	STI St. Charles	2014	34.8	(1)	36.3
27	STI Yorkville	2014	31.6	(1)	32.9
28	STI Milwaukee	2014	37.3	(1)	38.9
29	STI Battery	2014	31.8	(1)	33.1
30	STI Brixton	2014	29.6	(1)	30.9
31	STI Comandante	2014	29.5	(1)	30.7
32	STI Pimlico	2014	29.7	(1)	31.0
33	STI Hackney	2014	29.6	(1)	30.9
34	STI Acton	2014	30.2	(1)	31.5
35	STI Fulham	2014	30.0	(1)	31.2
36	STI Camden	2014	29.8	(1)	31.1
37	STI Finchley	2014	30.1	(1)	31.4
38	STI Clapham	2014	30.4	(1)	31.7
39	STI Poplar	2014	30.4	(1)	31.7
40	STI Elysees	2014	48.1	(1)	50.1
41	STI Madison	2014	48.5	(1)	50.4

42	STI Park	2014	48.5	(1)	50.4
43	STI Orchard	2014	48.1	(1)	50.0
44	STI Sloane	2014	49.0	(1)	50.9
45	STI Broadway	2014	48.0	(1)	49.9
46	STI Condotti	2014	49.0	(1)	50.9
47	STI Battersea	2014	30.0	(1)	31.2
48	STI Chelsea	2014	N/A	(3)	32.2
49	STI Lexington	2014	N/A	(3)	32.2
50	STI Memphis	2014	35.6	(1)	37.1
51	STI Powai	2014	N/A	(3)	32.2
52	STI Mayfair	2014	32.1	(1)	33.5
53	STI Soho	2014	31.7	(1)	33.0
54	STI Olivia	2014	N/A	(3)	32.3
55	STI Tribeca	2015	32.6	(1)	34.0
56	STI Hammersmith	2015	30.8	(1)	32.1
57	STI Rotherhithe	2015	30.9	(1)	32.2
58	STI Rose	2015	56.7	(1)	59.1
59	STI Gramercy	2015	31.8	(1)	33.2
60	STI Veneto	2015	49.2	(1)	51.1
61	STI Alexis	2015	57.0	(1)	59.3
62	STI Bronx	2015	32.6	(1)	34.0
63	STI Pontiac	2015	37.4	(1)	38.9
64	STI Manhattan	2015	32.6	(1)	33.9
65	STI Winnie	2015	50.2	(1)	52.1
66	STI Oxford	2015	50.3	(1)	52.3
67	STI Queens	2015	32.6	(1)	33.9
68	STI Osceola	2015	37.7	(1)	39.3
69	STI Lauren	2015	50.3	(1)	52.3
70	STI Connaught	2015	50.0	(1)	52.0
71	STI Notting Hill	2015	36.2	(1)	37.7
72	STI Spiga	2015	56.1	(1)	58.3
73	STI Seneca	2015	37.8	(1)	39.4
74	STI Savile Row	2015	57.2	(1)	59.5
75	STI Westminster	2015	36.4	(1)	37.9
76	STI Brooklyn	2015	32.7	(1)	34.1
77	STI Kingsway	2015	57.5	(1)	59.8
78	STI Lombard	2015	58.4	(1)	60.1
79	STI Carnaby	2015	57.7	(1)	60.1
80	STI Black Hawk	2015	36.0	(1)	37.5
81	STI Grace	2016	51.5	(1)	N/A	(2)
82	STI Jermyn	2016	52.5	(1)	N/A	(2)

			$2,913.3		$3,087.7

(1) As of December 31, 2016, the basic charter-free market value is lower than each vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $312.7 million.
(2) These vessels were acquired during the year ended December 31, 2016.

(3) These vessels were sold during the year ended December 31, 2016.
The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for December 31, 2016, a 1.0% increase in the discount rate would result in an impairment of $20.2 million being recognized. Alternatively, a 5% decrease in forecasted time charter rates would result in an impairment of $22.4 million being recognized.
We refer you to the discussion herein under “Item 3. Key Information—D. Risk Factors—Risks Related to our Industry,” including the risk factor entitled “Declines in charter rates and other market deterioration could cause us to incur impairment charges."
Vessel lives and residual value
The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated by taking into consideration the historical four year scrap market rate average, which we update annually.
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

A. Operating Results

Results of Operations for the year ended December 31, 2016 compared to the year ended December 31, 2015

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2016	2015	favorable / (unfavorable)	Change
Vessel revenue	$522,747	$755,711	$(232,964)	(31)%
Vessel operating costs	(187,120)	(174,556)	(12,564)	(7)%
Voyage expenses	(1,578)	(4,432)	2,854	64%
Charterhire	(78,862)	(96,865)	18,003	19%
Depreciation	(121,461)	(107,356)	(14,105)	(13)%
General and administrative expenses	(54,899)	(65,831)	10,932	17%
Loss on sales of vessels	(2,078)	(35)	(2,043)	(5,837)%
Write-off of vessel purchase options	—	(731)	731	100%
Gain on sale of Dorian shares	—	1,179	(1,179)	(100)%
Financial expenses	(104,048)	(89,596)	(14,452)	(16)%
Realized gain on derivative financial instruments	—	55	(55)	(100)%
Unrealized gain / (loss) on derivative financial instruments	1,371	(1,255)	2,626	209%
Financial income	1,213	145	1,068	737%
Other expenses, net	(188)	1,316	(1,504)	(114)%
Net (loss) / income	$(24,903)	$217,749	$(242,652)	(111)%
Net (loss) / income. Net loss for the year ended December 31, 2016 was $24.9 million, a decrease of $242.7 million, or 111%, from net income of $217.7 million for the year ended December 31, 2015. The differences between the two periods are discussed below.

Vessel revenue. Vessel revenue for the year ended December 31, 2016 was $522.7 million, a decrease of $233.0 million, or 31%, from vessel revenue of $755.7 million for the year ended December 31, 2015. Overall revenue decreases were driven by a decrease in overall TCE revenue per day to $15,783 per day during the year ended December 31, 2016 from $23,163 per day during the year ended December 31, 2015. This decrease is discussed below by operating segment.
The following is a summary of our consolidated revenue by revenue type, in addition to TCE revenue per day and total revenue days.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2016	2015	favorable / (unfavorable)	Change
Pool revenue by operating segment
MR	$248,974	$315,925	$(66,951)	(21)%
LR2	156,503	208,132	(51,629)	(25)%
Handymax	73,683	138,736	(65,053)	(47)%
LR1/Panamax	5,843	34,613	(28,770)	(83)%
Total pool revenue	485,003	697,406	(212,403)	(30)%
Voyage revenue (spot market)	—	38,441	(38,441)	(100)%
Time charter-out revenue	36,694	19,714	16,980	86%
Other revenue	1,050	150	900	600%
Gross revenue	522,747	755,711	(232,964)	(31)%
Voyage expenses	(1,578)	(4,432)	2,854	64%
TCE revenue (1)	$521,169	$751,279	$(230,110)	(31)%

Daily pool TCE by operating segment: (1)

MR pool	$14,711	$22,400	$(7,689)	(34)%
LR2 pool	20,019	30,611	(10,592)	(35)%
Handymax pool	12,101	19,902	(7,801)	(39)%
LR1/Panamax pool	17,277	21,991	(4,714)	(21)%
Consolidated daily pool TCE	15,561	23,689	(8,128)	(34)%
Voyage (spot market) - daily TCE	—	17,596	(17,596)	(100)%
Time charter-out - daily TCE	19,599	18,553	1,046	6%
Consolidated daily TCE	15,783	23,163	(7,380)	(32)%

Pool revenue days per operating segment
MR	16,915	14,104	2,811	20%
LR2	7,814	6,800	1,014	15%
Handymax	6,079	6,971	(892)	(13)%
LR1/Panamax	337	1,574	(1,237)	(79)%
Total pool revenue days	31,145	29,449	1,696	6%
Voyage (spot market) revenue days	—	1,967	(1,967)	(100)%
Time charter-out revenue days	1,810	1,027	783	76%
Total revenue days	32,955	32,443	512	2%
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
Pool revenue. Pool revenue for the year ended December 31, 2016 was $485.0 million, a decrease of $212.4 million, or 30% from $697.4 million for the year ended December 31, 2015. The decrease in pool revenue was due to a decrease in pool TCE per day across all of our operating segments. Global product tanker demand declined during 2016 as the robust refinery margins that occurred during 2015 resulted in the build-up of product inventories and the deferral of refinery maintenance into 2016, which has led to low refining margins and a lack of arbitrage opportunities, negatively impacting the demand for our vessels.
MR pool revenue. MR pool revenue for the year ended December 31, 2016 was $249.0 million, a decrease of $67.0 million, or 21%, from $315.9 million for the year ended December 31, 2015. The decrease in pool revenue was driven by a decrease in daily TCE revenue to $14,711 per day from $22,400 per day during the year ended December 31, 2016 and 2015, respectively. This was the result of the decline in global product tanker demand during 2016 as mentioned above. In particular, refinery utilization in the U.S. Gulf Coast refineries decreased during the year ended December 31, 2016 as overdue maintenance was performed, which had a corresponding negative impact on MR product tankers trading in the Atlantic Basin (one of the primary trading areas for MR product tankers).
The decrease in pool revenue was offset by an increase in pool revenue days to 16,915 from 14,104 days during the years ended December 31, 2016 and 2015, respectively. 24 of our MR tankers joined the MR pool during the year ended December 31, 2015 and thus operated in the pool for a portion of that period. In addition, five of our MR tankers joined the MR pool during the year ended December 31, 2016. These additions were offset by the exit of two vessels from the MR pool to commence long-term time charters during the fourth quarter of 2015, in addition to the sales of five MRs during the year ended December 31, 2016.
LR2 pool revenue. Pool revenue from LR2 vessels for the year ended December 31, 2016 was $156.5 million, a decrease of $51.6 million, or 25% from $208.1 million for the year ended December 31, 2015. The decrease in pool revenue was primarily driven by a decrease in daily TCE revenue to $20,019 per day from $30,611 per day during the years ended December 31, 2016 and 2015, respectively. This decrease was the result of the decline in global product tanker demand as described above, particularly driven by a reduced naphtha trade on Middle East to Far East voyages, which had a consequential impact on global ton-mile demand for LR2 tankers.
The decrease in pool TCE revenue was offset by an increase in pool revenue days to 7,814 from 6,800 days during the years ended December 31, 2016 and 2015, respectively. The increase in pool revenue days was the result of the delivery of 15 vessels into the LR2 pool, consisting of 13 during the year ended December 31, 2015 and two during the year ended December 31, 2016. This increase was partially offset by a reduction in the average number of time chartered-in LR2 vessels to 2.0 from 4.0 during the years ended December 31, 2016 and 2015, respectively, in addition to one LR2 commencing a time charter in the first quarter of 2016.
Handymax pool revenue. Handymax pool revenue for the year ended December 31, 2016 was $73.7 million, a decrease of $65.1 million, or 47% from $138.7 million for the year ended December 31, 2015. The decrease in pool revenue was driven by a decrease in daily TCE revenue to $12,101 per day from $19,902 per day during the years ended December 31, 2016 and 2015, respectively. In addition to the reduction in global product tanker demand described above for the year ended December 31, 2016, this decrease was also due to the mild winter in the northern hemisphere, which dampened demand for ice-class Handymax tankers.
The decrease in pool revenue was also driven by a decrease in pool revenue days to 6,079 from 6,971 during the years ended December 31, 2016 and 2015, respectively. This decrease was the result of a reduction in the number of time chartered-in Handymax tankers to an average of 4.6 from 5.4 during the years ended December 31, 2016 and 2015, respectively, two Handymaxes commencing long term time charter contracts in the first quarter of 2016, and the sale of STI Highlander in October 2015.
LR1/Panamax pool revenue. Pool revenue from LR1/Panamax vessels for the year ended December 31, 2016 was $5.8 million, a decrease of $28.8 million, or 83% from $34.6 million for the year ended December 31, 2015. The decrease in pool revenue was primarily due to a decrease in pool revenue days to 337 days from 1,574 days during the years ended December 31, 2016 and 2015, respectively. The decrease in pool revenue days was the result of the sales of three vessels in 2015, in addition to a reduction in the average number of time chartered-in vessels to 0.9 from 3.9 during the years ended December 31, 2016 and 2015, respectively.

Voyage revenue (spot market). Voyage revenue (spot revenue) for the year ended December 31, 2015 was $38.4 million. This revenue can be broken down as follows:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2016	2015	favorable / (unfavorable)	Change
MR	$—	$32,564	$(32,564)	(100)%
LR2	—	122	(122)	(100)%
Handymax	—	3,693	(3,693)	(100)%
LR1/Panamax	—	2,062	(2,062)	(100)%
Total voyage revenue (spot market)	$—	$38,441	$(38,441)	(100)%

•
Short-term time charters: We consider short-term time charters (less than one year) as spot market voyages. Most of our vessels delivered under our Newbuilding Program and one of our time chartered-in vessels were employed on short-term time charters (ranging from 45 to 120 days) upon delivery from the shipyards. These short-term time charters accounted for 1,914 revenue days during the year ended December 31, 2015. There were no vessels employed on short-term time charters during the year ended December 31, 2016.

•
Spot market voyages: One of our time chartered-in vessels operated in the spot market for 53 days during the year ended December 31, 2015. There were no vessels employed in the spot market during the year ended December 31, 2016.

Time charter-out revenue. Time charter-out revenue (representing time charters with initial terms of one year or greater) for the year ended December 31, 2016 was $36.7 million, an increase of $17.0 million, or 86%, from $19.7 million for the year ended December 31, 2015. The increase in time charter-out revenue is the result of an increase in time charter-out revenue days to 1,810 days from 1,027 days and an increase in the overall daily TCE revenue earned on these time charters to $19,599 per day from $18,553 per day for the years ended December 31, 2016 and 2015, respectively. Time charter-out revenue, by operating segment, consists of the following:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2016	2015	favorable / (unfavorable)	Change
MR	$16,046	$19,714	$(3,668)	(19)%
Handymax	11,895	—	11,895	N/A
LR2	8,753	—	8,753	N/A
LR1/Panamax	—	—	—	N/A

Total time charter-out revenue	$36,694	$19,714	$16,980	86%

The following table summarizes the terms of our time chartered-out vessels during the years ended December 31, 2016 and 2015, respectively.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration		Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	February-19	(1)	$18,000
2	STI Poplar	2014	Handymax	January-16	January-19	(1)	$18,000
3	STI Notting Hill	2015	MR	November-15	November-18	(2)	$20,500
4	STI Westminster	2015	MR	December-15	December-18	(2)	$20,500
5	STI Rose	2015	LR2	February-16	February-19	(2)	$28,000
6	STI Benicia	2014	MR	September-14	September-15		$15,500	(3)
7	STI Meraux	2014	MR	May-14	May-15		$15,500	(3)
8	STI San Antonio	2014	MR	June-15	June-15		$15,500	(3)
9	STI Texas City	2014	MR	March-14	April-16		$16,000	(3)
(1) Redelivery is plus 30 days or minus 10 days from the expiry date.
(2) Redelivery is plus or minus 30 days from the expiry date.
(3) The charter had a 50% profit sharing provision whereby we received 50% of the vessel's profits above the daily base rate from the charterer.
Vessel operating costs. Vessel operating costs for the year ended December 31, 2016 were $187.1 million, an increase of $12.6 million, or 7%, from $174.6 million for the year ended December 31, 2015. Vessel operating days increased to 28,454 days from 26,547 days for the years ended December 31, 2016 and 2015, respectively.
The following table is a summary of our vessel operating costs by operating segment:

	For the year ended December 31,			Change	Percentage
In thousands of U.S. dollars	2016		2015	favorable / (unfavorable)	change
Vessel operating costs
MR	$104,242		$100,477	$(3,765)	(4)%
LR2	50,028		36,681	(13,347)	(36)%
Handymax	32,817		35,254	2,437	7%
LR1/Panamax	33		2,144	2,111	98%
Total vessel operating costs	$187,120		$174,556	$(12,564)	(7)%

Vessel operating costs per day
MR	$6,555		$6,461	$(94)	(1)%
LR2	6,734		6,865	131	2%
Handymax	6,404		6,473	69	1%
LR1/Panamax	—	(1)	8,440	8,440	100%
Consolidated vessel operating costs per day	6,576		6,564	(12)	—%

Operating days
MR	15,900		15,550	350	2%
LR2	7,430		5,343	2,087	39%
Handymax	5,124		5,400	(276)	(5)%
LR1/Panamax	—		254	(254)	(100)%
Total operating days	28,454		26,547	1,907	7%

(1) We did not own or bareboat charter-in any LR1/Panamax vessels in 2016.
MR vessel operating costs. Vessel operating costs for our MR segment for the year ended December 31, 2016 were $104.2 million, an increase of $3.8 million, or 4%, from $100.5 million for the year ended December 31, 2015. This was primarily driven by an increase in operating days to 15,900 days from 15,550 days during the year ended December 31, 2016 and 2015, respectively. We took delivery of 13 MRs during the year ended December 31, 2015, which operated for the entire year ended December 31, 2016 as compared to the partial period during the year ended December 31, 2015. This was offset by the sales of five MRs during the year ended December 31, 2016.
LR2 vessel operating costs. Vessel operating costs for our LR2 segment for the year ended December 31, 2016 were $50.0 million, an increase of $13.3 million, or 36% from $36.7 million for the year ended December 31, 2015. The increase in operating costs was driven by an increase of 2,087 operating days. We took delivery of 11 LR2 vessels during the year ended December 31, 2015, which operated for the entire year ended December 31, 2016 as compared to the partial period during the year ended December 31, 2015. In addition, we also took delivery of two LR2 vessels, STI Grace and STI Jermyn, during 2016.
Handymax vessel operating costs. Vessel operating costs for our Handymax segment for the year ended December 31, 2016 were $32.8 million, a decrease of $2.4 million, or 7%, from $35.3 million for the year ended December 31, 2015. Vessel operating days decreased to 5,124 days from 5,400 days during the year ended December 31, 2016 and 2015, respectively, due to the sale of STI Highlander in October 2015.
LR1/Panamax vessel operating costs. Vessel operating costs for our LR1/Panamax segment for the year ended December 31, 2015 were $2.1 million. We sold three LR1/Panamax vessels during the year ended December 31, 2015, and we did not own or bareboat charter-in any vessels in this operating segment during the year ended December 31, 2016.
Voyage expenses. Voyage expenses for the year ended December 31, 2016 were $1.6 million, a decrease of $2.9 million, or 64%, from $4.4 million during the year ended December 31, 2015. This reduction was the result of a decrease in the number of days our vessels operated in the spot market to zero from 1,967 days during the years ended December 31, 2016 and 2015, respectively. Voyage expenses during the year ended December 31, 2016 relate to broker commissions and commercial management fees incurred on vessels time chartered-out during this period.
Charterhire. Charterhire expense for the year ended December 31, 2016 was $78.9 million, a decrease of $18.0 million, or 19%, from $96.9 million during the year ended December 31, 2015. This decrease was the result of a decrease in the average number of time chartered-in vessels to 12.7 from 16.9 during the years ended December 31, 2016 and 2015, respectively.
Depreciation. Depreciation expense for the year ended December 31, 2016 was $121.5 million, an increase of $14.1 million, or 13%, from $107.4 million during the year ended December 31, 2015. The increase was the result of an increase in the average number of owned vessels to 77.7 from 72.7 vessels for the years ended December 31, 2016 and 2015, respectively. This increase was partially offset by the sales of five MRs during the year ended December 31, 2016.
General and administrative expenses. General and administrative expenses for the year ended December 31, 2016 were $54.9 million, a decrease of $10.9 million, or 17%, from $65.8 million during the year ended December 31, 2015. The change was primarily driven by reductions in compensation expense, which includes a $3.5 million reduction in restricted stock amortization.
Loss on sales of vessels. Loss on sales of vessels for the year ended December 31, 2016 was $2.1 million, an increase of $2.0 million from $35,000 during the year ended December 31, 2015.

•
During the year ended December 31, 2016, we recorded an aggregate loss of $2.1 million on the sales of STI Lexington, STI Mythos, STI Chelsea, STI Powai and STI Olivia. Two of these sales closed in March 2016, one in April 2016 and two in May 2016.

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
Gain on sale of Dorian shares. Gain on sale of shares held in Dorian of $1.2 million during the year ended December 31, 2015 relates to the sale of our investment in Dorian LPG Ltd., or Dorian, to two unrelated third parties in July 2015.
Financial expenses. Financial expenses for the year ended December 31, 2016 were $104.0 million, an increase of $14.5 million, or 16%, from $89.6 million during the year ended December 31, 2015. The change was driven by:

•
an aggregate write-off of $14.5 million of deferred financing fees as a result of (i) $3.2 million for the sales and corresponding debt repayments on the amounts borrowed for STI Lexington, STI Mythos, STI Chelsea, STI Olivia and STI Powai, which were sold during 2016, (ii) $11.1 million for the refinancing of the amounts borrowed for 24 vessels and (iii) $0.2 million for the repurchase of $10.0 million aggregate principal amount of Convertible Notes.

•
an increase in average debt outstanding to $2.0 billion from $1.9 billion for the years ended December 31, 2016 and 2015, respectively, in addition to an increase in LIBOR rates over those same periods.

Financial expenses for the year ended December 31, 2016 primarily consisted of interest expense of $75.4 million, amortization of loan fees of $14.1 million and the write-off of deferred financing fees of $14.5 million.
Financial expenses for the year ended December 31, 2015 primarily consisted of interest expense of $72.2 million, amortization of loan fees $14.7 million and the write-off of deferred financing fees of $2.7 million.
Unrealized gain / (loss) on derivative financial instruments. Unrealized gain on derivative financial instruments for the year ended December 31, 2016 was $1.4 million, an increase of $2.6 million, or 209% from an unrealized loss of $1.2 million during the year ended December 31, 2015. Unrealized gain / (loss) on derivative financial instruments relates to the change in the fair value of the profit or loss agreement on Densa Crocodile, with a third party who neither owns nor operates this vessel.
Financial income. Financial income for the year ended December 31, 2016 was $1.2 million, an increase of $1.1 million, or 737% from $0.1 million during the year ended December 31, 2015. This primarily relates to the gains recorded on the repurchase of $10.0 million aggregate principal amount of our Convertible Notes for an average price of $839.28 per $1,000 principal amount during the year ended December 31, 2016.
Other expenses, net. Other expenses, net, for the year ended December 31, 2016 was a loss of $0.2 million, a decrease of $1.5 million, or 114% from other income of $1.3 million during the year ended December 31, 2015. This primarily relates to a $1.4 million gain recorded as a result of a termination fee received when the owner of one of the Company's time chartered-in vessels canceled the contract prior to its expiration date during the year ended December 31, 2015.

Results of Operations for the year ended December 31, 2015 compared to the year ended December 31, 2014

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2015	2014	favorable / (unfavorable)	Change
Vessel revenue	$755,711	$342,807	$412,904	120%
Vessel operating costs	(174,556)	(78,823)	(95,733)	(121)%
Voyage expenses	(4,432)	(7,533)	3,101	41%
Charterhire	(96,865)	(139,168)	42,303	30%
Depreciation	(107,356)	(42,617)	(64,739)	(152)%
General and administrative expenses	(65,831)	(48,129)	(17,702)	(37)%
Write down of vessels held for sale and net loss from sales of vessels	(35)	(3,978)	3,943	99%
Write-off of vessel purchase options	(731)	—	(731)	N/A
Gain on sale of VLCCs	—	51,419	(51,419)	(100)%
Gain on sale of Dorian shares	1,179	10,924	(9,745)	(89)%
Re-measurement of investment in Dorian	—	(13,895)	13,895	100%
Financial expenses	(89,596)	(20,770)	(68,826)	(331)%
Realized gain on derivative financial instruments	55	17	38	224%
Unrealized (loss) / gain on derivative financial instruments	(1,255)	264	(1,519)	(575)%
Financial income	145	203	(58)	(29)%
Share of income from associate	—	1,473	(1,473)	(100)%
Other income (expenses), net	1,316	(103)	1,419	1,378%
Net income	$217,749	$52,091	$165,658	318%

Net income. Net income for the year ended December 31, 2015 was $217.7 million, an increase of $165.7 million, or 318%, from net income of $52.1 million for the year ended December 31, 2014. The differences between the two periods are discussed below.

Vessel revenue. Vessel revenue for the year ended December 31, 2015 was $755.7 million, an increase of $412.9 million, or 120%, from vessel revenue of $342.8 million for the year ended December 31, 2014. Overall revenue increases were driven by an increase in the average number of operating vessels (owned and time chartered-in) to 89.6 from 57.9 vessels in addition to an increase in overall TCE revenue per day to $23,163 per day from $15,935 per day during the years ended December 31, 2015 and 2014, respectively.
The following is a summary of our consolidated revenue by revenue type, in addition to TCE revenue per day and total revenue days.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2015	2014	favorable / (unfavorable)	Change
Pool revenue by operating segment
MR	$315,925	$112,826	$203,099	180%
LR2	208,132	67,054	141,078	210%
Handymax	138,736	54,052	84,684	157%
LR1/Panamax	34,613	46,925	(12,312)	(26)%
Total pool revenue	$697,406	$280,857	$416,549	148%
Voyage (spot market)	38,441	48,112	(9,671)	(20)%
Time charter-out	19,714	13,538	6,176	46%
Other revenue	150	300	(150)	(50)%
Gross revenue	755,711	342,807	412,904	120%
Voyage expenses	(4,432)	(7,533)	(3,101)	(41)%
TCE revenue (1)	$751,279	$335,274	$416,005	124%

Daily pool TCE by operating segment: (1)
MR pool	$22,400	$14,897	$7,503	50%
LR2 pool	30,611	18,621	11,990	64%
Handymax pool	19,902	14,737	5,165	35%
LR1/Panamax pool	21,991	16,201	5,790	36%
Consolidated daily pool TCE	23,689	15,837	7,852	50%
Voyage (spot market) - daily TCE	17,596	16,798	798	5%
Time charter-out - daily TCE	18,553	15,194	3,359	22%
Consolidated daily TCE	23,163	15,935	7,228	45%

Pool revenue days per operating segment
MR	14,104	7,573	6,531	86%
LR2	6,800	3,601	3,199	89%
Handymax	6,971	3,668	3,303	90%
LR1/Panamax	1,574	2,892	(1,318)	(46)%
Total pool revenue days	29,449	17,734	11,715	66%
Voyage (spot market) revenue days	1,967	2,451	(484)	(20)%
Time charter-out revenue days	1,027	852	175	21%
Total revenue days	32,443	21,037	11,406	54%
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
Pool revenue. Pool revenue for the year ended December 31, 2015 was $697.4 million, an increase of $416.5 million, or 148% from $280.9 million for the year ended December 31, 2014. The increase in pool revenue was due to the growth of our fleet and improved market conditions across all of our operating segments. 27 vessels were delivered in 2015 (including 26 delivered under our Newbuilding Program) which resulted in our average number of owned vessels increasing to 72.7 from 31.6 vessels during the years ended December 31, 2015 and 2014, respectively. The growth of our owned fleet was offset by a decrease in the size of our time chartered-in fleet to an average of 16.9 from 26.3 vessels during the years ended December 31, 2015 and 2014, respectively. Furthermore, pool TCE revenue per day also improved to $23,689 per day from $15,837 per day, during the years ended December 31, 2015 and 2014, respectively, as we experienced improved market conditions in each of our vessel classes throughout 2015. The drivers of these improvements are discussed below.
MR pool revenue. MR pool revenue for the year ended December 31, 2015 was $315.9 million, an increase of $203.1 million, or 180%, from $112.8 million for the year ended December 31, 2014. The increase in pool revenue was driven by an increase in pool revenue days to 14,104 from 7,573 during the years ended December 31, 2015 and 2014, respectively. The increase in pool revenue days was due to an increase in the average number of owned vessels to 42.6 from 21.8 during the years ended December 31, 2015 and 2014, respectively. The MRs that were delivered during 2015 were as follows:

	Name	Delivery Date
1	STI Tribeca	January 2015
2	STI Gramercy	January 2015
3	STI Bronx	February 2015
4	STI Pontiac	March 2015
5	STI Manhattan	March 2015
6	STI Queens	April 2015
7	STI Osceola	April 2015
8	STI Notting Hill	May 2015
9	STI Seneca	June 2015
10	STI Westminster	June 2015
11	STI Brooklyn	July 2015
12	STI Memphis	August 2015
13	STI Black Hawk	September 2015
The increase in pool revenue was also driven by an increase in pool TCE per revenue day to $22,400 from $14,897 during the years ended December 31, 2015 and 2014, respectively. This increase was the result of improvements in the worldwide demand for our vessels. During 2015, the glut of crude oil supplies led to lower worldwide oil prices and thus higher demand for refined products. As such, export oriented refineries, particularly in the U.S. Gulf Coast, operated at higher utilization rates which led to increased demand for our vessels in that region and within the broader Atlantic Basin (one of the primary trading areas for MR product tankers). This had a consequent impact on the demand for MRs throughout the world. Additionally, all of our operating segments benefited from a decrease in bunker prices as a result of the decline in oil prices, which had a positive impact on TCE revenue earned from our vessels operating in the Scorpio Group pools.

LR2 pool revenue. Pool revenue from LR2 vessels for the year ended December 31, 2015 was $208.1 million, an increase of $141.1 million, or 210% from $67.1 million for the year ended December 31, 2014. The increase was due to both an increase in TCE revenue per day and an increase in revenue days as a result of the growth in our LR2 fleet. We took delivery of the following LR2 product tankers under our Newbuilding Program during 2015:

	Name	Delivery Date
1	STI Rose	January 2015
2	STI Veneto	February 2015
3	STI Alexis	February 2015
4	STI Winnie	March 2015
5	STI Oxford	April 2015
6	STI Lauren	May 2015
7	STI Connaught	May 2015
8	STI Spiga	June 2015
9	STI Savile Row	June 2015
10	STI Kingsway	August 2015
11	STI Lombard	August 2015	(1)
12	STI Carnaby	September 2015

(1)
STI Lombard was delivered in August 2015 under a bareboat charter-in agreement for up to nine months at $10,000 per day. We purchased the vessel at the conclusion of the bareboat charter in April 2016 and paid the remaining 90% of the contract price, or $53.1 million.

TCE revenue per day increased to $30,611 from $18,621 per day during the years ended December 31, 2015 and 2014, respectively. This improvement was driven by an increase in worldwide demand for larger product tankers such as LR2s and LR1s as new refinery openings in the Middle East and India resulted in longer haul voyages from those regions thus increasing overall ton-mile demand. Additionally, all of our operating segments benefited from a decrease in bunker prices as a result of the decline in oil prices, which had a positive impact on TCE revenue earned from our vessels operating in the Scorpio Group pools.
Handymax pool revenue. Handymax pool revenue for the year ended December 31, 2015 was $138.7 million, an increase of $84.7 million, or 157% from $54.1 million for the year ended December 31, 2014. The increase was driven by an increase in the number of pool revenue days to 6,971 from 3,668 days during the years ended December 31, 2015 and 2014, respectively. Two Handymax ice-class 1A product tankers were delivered during the year ended December 31, 2015 and 12 were delivered during the year ended December 31, 2014. The Handymax ice class 1A vessels delivered during 2015 were as follows:

	Name	Delivery Date
1	STI Hammersmith	January 2015
2	STI Rotherhithe	January 2015
Pool TCE revenue per day increased to $19,902 from $14,737 per day during the years ended December 31, 2015 and 2014, respectively. This increase was the result of increases in demand for our Handymax ice class 1A vessels across most trading routes as these vessels benefited from the aforementioned improvement in global product tanker demand and lower bunker costs during 2015.
LR1/Panamax pool revenue. Pool revenue from LR1/Panamax vessels for the year ended December 31, 2015 was $34.6 million, a decrease of $12.3 million, or 26% from $46.9 million for the year ended December 31, 2014. The decrease in pool revenue was primarily due to a decrease in pool revenue days to 1,574 from 2,892 days during the years ended December 31, 2015 and 2014, respectively. The decrease in pool revenue days was the result of the sales of three vessels in 2015, in addition to a reduction in the average number of time chartered-in vessels to 3.9 from 5.3 during the years ended December 31, 2015 and 2014, respectively. The decrease in pool revenue was offset by an increase in pool TCE revenue per day to $21,991 from $16,201 during the years ended December 31, 2015 and 2014, respectively.
Voyage revenue (spot market). Voyage revenue (spot revenue) for the year ended December 31, 2015 was $38.4 million, a decrease of $9.7 million, or 20%, from $48.1 million for the year ended December 31, 2014. This revenue can be broken down as follows:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2015	2014	favorable / (unfavorable)	Change
MR	$32,564	$25,353	$7,211	28%
LR2	122	70	52	74%
Handymax	3,693	11,715	(8,022)	(68)%
LR1/Panamax	2,062	10,974	(8,912)	(81)%
Total voyage revenue (spot market)	$38,441	$48,112	$(9,671)	(20)%
Voyage (spot) market revenue consists of the following:

•
Short-term time charters: We consider short-term time charters (less than one year) as spot market voyages. Vessels delivered under our Newbuilding Program during 2015 and one of our time chartered-in vessels were employed on short-term time charters (up to 120 days) for a total of 1,914 days during the year ended December 31, 2015 and earned TCE revenues of $18,124 per day. Vessels delivered under our Newbuilding Program were employed on similar short-term time charters for a total of 2,177 days during the year ended December 31, 2014 and earned TCE revenues of $16,089 per day.

•
Spot market voyages: One vessel operated in the spot voyage for 53 days during the year ended December 31, 2015 and three vessels operated in the spot market for a total of 274 days during the year ended December 31, 2014.

Time charter-out revenue. Time charter-out revenue (representing time charters with initial terms of one year or greater) for the year ended December 31, 2015 was $19.7 million, an increase of $6.2 million, or 46%, from $13.5 million for the year ended December 31, 2014. The increase in time charter-out revenue was the result of an increase in time charter-out revenue days to 1,027 days from 852 days and an increase in the TCE revenue earned to $18,553 per day from $15,194 per day for the years ended December 31, 2015 and 2014, respectively. Our time charter-out revenue is summarized as follows:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2015	2014	favorable / (unfavorable)	Change
MR	$19,714	$13,538	$6,176	46%
LR2	—	—	—	N/A
Handymax	—	—	—	N/A
LR1/Panamax	—	—	—	N/A
Total time charter-out revenue	$19,714	$13,538	$6,176	46%

The following table summarizes the terms of our time chartered-out vessels during the years ended December 31, 2015 and 2014, respectively.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration		Rate ($/ day)
1	STI Notting Hill	2015	MR	November-15	November-18	(1)	$20,500
2	STI Westminster	2015	MR	December-15	December-18	(1)	$20,500
3	STI Benicia	2014	MR	September-14	September-15		$15,500	(2)
4	STI Meraux	2014	MR	May-14	May-15		$15,500	(2)
5	STI San Antonio	2014	MR	June-15	June-15		$15,500	(2)
6	STI Texas City	2014	MR	March-14	April-16		$16,000	(2)
(1) Redelivery is plus or minus 30 days from the expiry date.
(2) The charter had a 50% profit sharing provision whereby we received 50% of the vessel's profits above the daily base rate from the charterer.
Vessel operating costs. Vessel operating costs for the year ended December 31, 2015 were $174.6 million, an increase of $95.8 million, or 121%, from $78.8 million for the year ended December 31, 2014. Vessel operating days increased to 26,547 days from 11,548 days for the years ended December 31, 2015 and 2014, respectively. The increase in vessel operating days was offset by a decrease in vessel operating costs per day to $6,564 per day compared to $6,802 per day for the years ended December 31, 2015 and 2014, respectively. The increase in operating days was the result of the deliveries of 27 vessels (including 26 under our Newbuilding Program) throughout 2015 and 41 vessels throughout 2014, which operated for a full year during 2015.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2015	2014	favorable / (unfavorable)	Change
Vessel operating costs
MR	$100,477	$52,561	$(47,916)	(91)%
LR2	36,681	4,830	(31,851)	(659)%
Handymax	35,254	10,902	(24,352)	(223)%
LR1/Panamax	2,144	10,530	8,386	80%
Total vessel operating costs	$174,556	$78,823	$(95,733)	(121)%

Vessel operating costs per day

MR	$6,461	$6,580	$119	2%
LR2	6,865	6,789	(76)	(1)%
Handymax	6,473	6,706	233	3%
LR1/Panamax	8,440	8,332	(108)	(1)%
Consolidated vessel operating costs per day	6,564	6,802	238	3%

Operating days
MR	15,550	7,957	7,593	95%
LR2	5,343	707	4,636	656%
Handymax	5,400	1,620	3,780	233%
LR1/Panamax	254	1,264	(1,010)	(80)%
Total operating days	26,547	11,548	14,999	130%

MR vessel operating costs. Vessel operating costs for the MR segment for the year ended December 31, 2015 were $100.5 million, an increase of $47.9 million, or 91%, from the year ended December 31, 2014. This was primarily due to an increase in operating days to 15,550 days from 7,957 days during the years ended December 31, 2015 and 2014, respectively, as we took delivery of 13 MRs throughout 2015 and 22 MRs throughout 2014.
LR2 vessel operating costs. Vessel operating costs for the LR2 segment for the year ended December 31, 2015 were $36.7 million, an increase of $31.9 million, or 659%, from the year ended December 31, 2014. The increase was primarily due to an increase of operating days to 5,343 from 707 operating days for the years ended December 31, 2015 and 2014, respectively, which was the result of the delivery of 12 LR2s throughout 2015 and seven LR2s throughout 2014.
Handymax vessel operating costs. Vessel operating costs for the Handymax segment for the year ended December 31, 2015 were $35.3 million, an increase of $24.4 million, or 223%, from the year ended December 31, 2014. This increase was primarily due to an increase in vessel operating days to 5,400 from 1,620 days during the years ended December 31, 2015 and 2014, respectively which was due to the delivery of two Handymax ice class 1A product tankers throughout 2015 and 12 throughout 2014.
LR1/Panamax vessel operating costs. Vessel operating costs for the LR1/Panamax segment for the year ended December 31, 2015 were $2.1 million, a decrease of $8.4 million, or 80%, from the year ended December 31, 2014. This decrease was due to a decrease in vessel operating days to 254 days from 1,264 days for the years ended December 31, 2015 and 2014, respectively. This was the result of the sales of Noemi and Senatore in March and April 2014, respectively and the sales of Venice, STI Harmony and STI Heritage in March 2015, April 2015 and April 2015, respectively.
Voyage expenses. Voyage expenses for the year ended December 31, 2015 were $4.4 million, a decrease of $3.1 million, or 41%, from $7.5 million during the year ended December 31, 2014. The decrease in voyage expenses is primarily the result of the following:

•
A reduction in the number of days for vessels employed on short-term time charter-out arrangements to 1,914 days from 2,177 days for the years ended December 31, 2015 and 2014, respectively. Newbuilding vessels delivered (including vessels under our Newbuilding Program and one time chartered-in vessel) commenced short-term time charters (less than 120 days) upon their deliveries from the shipyard during 2015 and 2014. While these time charters are agreed to at fixed TCE rates, they incurred voyage costs prior to their entry into the Scorpio Group Pools for items such as bunker expenses (to their first port of loading) and tank cleaning costs.

•	A decrease in the number of days vessels operated in the spot market (excluding short term time charters) to 53 days from 274 days during the years ended December 31, 2015 and 2014, respectively.

•
These decreases were offset by an increase in commercial management fees paid to SCM, a related party, for vessels employed on long-term time charters (with initial terms of one year or greater) to $0.7 million from $0.3 million during the years ended December 31, 2015 and 2014, respectively.

Charterhire. Charterhire expense for the year ended December 31, 2015 was $96.9 million, a decrease of $42.3 million, or 30%, from $139.2 million during the year ended December 31, 2014. This decrease was the result of a decrease in the average number of time chartered-in vessels to 16.9 from 26.3 during the years ended December 31, 2015 and 2014, respectively.
Depreciation. Depreciation expense for the year ended December 31, 2015 was $107.4 million, an increase of $64.7 million, or 152%, from $42.6 million during the year ended December 31, 2014. The increase was the result of an increase in the average number of owned vessels to 72.7 from 31.6 for the years ended December 31, 2015 and 2014, respectively.
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

•	In July 2015, we sold our investment in Dorian to two unrelated third parties and recorded an aggregate gain of $1.2 million.

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

•	Financial expenses for the year ended December 31, 2015 primarily consisted of interest expense of $72.2 million and amortization of loan fees of $17.4 million.

•	Financial expenses for the year ended December 31, 2014 primarily consisted of interest expense of $15.9 million and amortization of loan fees of $4.8 million.
Unrealized (loss) / gain on derivative financial instruments. Unrealized (loss) / gain on derivative financial instruments was a loss of $1.3 million for the year ended December 31, 2015 and a gain of $0.3 million for the year ended December 31, 2014.

•
The unrealized loss for the year ended December 31, 2015 results from the unrealized loss recorded on a profit and loss sharing arrangement whereby 50% of the profits and losses above or below the charterhire rate relating to an LR2 vessel that was time chartered-in by us, were shared with a third-party that neither owns nor operates this vessel. This agreement was recorded as a derivative, recorded at fair value, with any resultant gain or loss recognized in the consolidated statement of income.

•
The unrealized gain for the year ended December 31, 2014 relates to the adjustment to record interest rate swaps that did not qualify for hedge accounting, to their fair market value. These swaps were terminated in March 2015.

Share of income from associate. Share of income from associate for the year ended December 31, 2014 of $1.5 million represents our share of Dorian's income from January 1, 2014 through October 29, 2014, which is the date we lost significant influence of Dorian's financial and operating decisions and changed the accounting for this investment to the available for sale method from the equity method.
Other expenses, net. Other expenses, net, representing income of $1.3 million during the year ended December 31, 2015, was primarily the result of a $1.4 million gain recorded as a result of a termination fee received when the owner of one of the Company's time chartered-in vessels cancelled the contract prior to its expiration date.
B. Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate in Scorpio Group Pools, in the spot market or on time charter, in addition to availability under our secured credit facilities with existing drawdown availability and cash on hand. We believe that the Scorpio Group Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.
Current economic conditions make forecasting difficult, and there is the possibility that our actual trading performance during the coming year may be materially different from expectations.  As described below, our 2011 Credit Facility and our DVB Credit Facility are scheduled to mature in May 2017 and August 2017, respectively.  In 2017, we refinanced four of the seven vessels collateralized under the 2011 Credit Facility. In addition, we received an offer to refinance the remaining amounts under the 2011 Credit Facility (via the non-binding offer to sell and leaseback three vessels as described further below) and a commitment to refinance our DVB Credit Facility which remain subject to the execution of definitive documentation and customary conditions precedent.  Furthermore, it is also likely that additional, currently uncommitted sources of financing will be required to meet the financial commitment relating to the scheduled maturity of our Senior Unsecured Notes Due 2017, which are scheduled to mature in October 2017.  We could also pursue other means to raise liquidity, such as through the sale of vessels, to meet our obligations however there can be no assurance that these or other measures will be successful.
Assuming we successfully refinance the aforementioned debt that is maturing in 2017, we believe that our cash flows from operations, amounts available for borrowing under our various credit facilities and our cash balance will be sufficient to meet our existing liquidity needs for the next 12 months from the date of this annual report. A deterioration in economic conditions or a failure to refinance our debt that is maturing could cause us to breach our debt covenants and could have a material adverse effect on our business, results of operations, cash flows and financial condition.  A discussion and analysis of our key risks, including sensitivities thereto, can be found in "Item 3. Key Information - D. Risk Factors" and "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".
We continuously monitor the market for transactions that may add value for our shareholders, including the acquisition or disposition of vessels and other entities. In connection with any transaction, we may enter into additional financing arrangements, refinance existing arrangements or, subject to favorable market conditions, raise capital through public or private debt or equity offerings of our securities. There is no guarantee that we will grow the size of our fleet or enter into transactions that are accretive to our shareholders.
As of December 31, 2016, our cash balance was $99.9 million, which was less than our cash balance of $201.0 million as of December 31, 2015.    As of March 15, 2017 and December 31, 2016, we had $2.0 billion and $2.0 billion in aggregate outstanding indebtedness, respectively, and $172.0 million and $88.8 million in availability under our secured credit facilities, respectively. All of our credit facilities are described below under Long-Term Debt Obligations and Credit Arrangements.
As of December 31, 2016, our long-term liquidity needs were comprised of our debt repayment obligations for our secured credit facilities, Senior Unsecured Notes Due 2020 and 2017 (defined below), Convertible Notes (defined below), our obligations under construction contracts related to the vessels in our Newbuilding Program, and obligations under our time and bareboat charter-in arrangements.
We have drawn $117.1 million from our secured credit facilities in 2017 as follows:

		Drawdown amount
	Credit Facility	(in millions of U.S. Dollars)	Drawdown date	Collateral
1	BNP Paribas Credit Facility	$13.8	January 2017	STI Sapphire	(1)
2	Credit Suisse Credit Facility	29.4	February 2017	STI Selatar	(2)
3	BNP Paribas Credit Facility	13.8	February 2017	STI Emerald	(3)
4	HSH Credit Facility	16.5	February 2017	STI Duchessa	(4)
5	HSH Credit Facility	14.6	February 2017	STI Onyx	(4)
6	Credit Suisse Credit Facility	29.0	March 2017	STI Rambla	(5)
(1) We refinanced the outstanding indebtedness related to STI Sapphire by repaying $13.0 million on our 2011 Credit Facility in January 2017 and drawing down $13.8 million from our BNP Paribas Credit Facility.
(2) In February 2017, we drew down $29.4 million from our Credit Suisse Credit Facility to partially finance the purchase of STI Selatar.
(3) We refinanced the outstanding indebtedness related to STI Emerald by repaying $13.3 million on our 2011 Credit Facility in February 2017 and drawing down $13.8 million from our BNP Paribas Credit Facility.
(4) We refinanced the outstanding indebtedness related to STI Duchessa and STI Onyx by repaying an aggregate amount of $23.7 million on our 2011 Credit Facility in February 2017 and drawing down $31.1 million from our HSH Credit Facility.
(5) In March 2017, we drew down $29.0 million on our Credit Suisse Credit Facility to partially finance the purchase of STI Rambla, which is scheduled to be delivered before the end of March 2017.

Cash Flows
The table below summarizes our sources and uses of cash for the periods presented:

	For the year ended December 31,
In thousands of U.S. dollars	2016	2015	2014
Cash flow data
Net cash inflow/(outflow)
Operating activities	$178,511	$391,975	$93,916
Investing activities	31,333	(703,418)	(1,158,234)
Financing activities	(310,927)	396,270	1,101,616

Cash flow from operating activities
Fiscal year ended December 31, 2016 compared to fiscal year ended December 31, 2015
Operating cash flows are driven by our results of operations along with movements in working capital. Both of these components were driven by our growth during 2016 and 2015. The following table sets forth the components of our operating cash flow for the years ended December 31, 2016 and December 31, 2015:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2016	2015	favorable / (unfavorable)	Change
Vessel revenue	$522,747	$755,711	$(232,964)	(31)%	(1)
Vessel operating costs	(187,120)	(174,556)	(12,564)	(7)%	(1)
Voyage expenses	(1,578)	(4,432)	2,854	64%	(1)
Charterhire	(78,862)	(96,865)	18,003	19%	(1)
General and administrative expenses - cash	(24,692)	(32,144)	7,452	23%	(1) (2)
Financial expenses - cash	(63,858)	(61,082)	(2,776)	(5)%	(1) (3)
Change in working capital	11,778	3,360	8,418	251%	(4)
Other	96	1,983	(1,887)	(95)%
Operating cash flow	$178,511	$391,975	$(213,464)	(54)%

(1) See “Item 5. Operating and Financial Review and Prospects- A. Operating Results” for information on these variations for the years ended December 31, 2016 and 2015.
(2) Cash general and administrative expenses are general and administrative expenses from our consolidated statements of income or loss excluding the amortization of restricted stock of $30.2 million and $33.7 million for the years ended December 31, 2016 and 2015, respectively.
(3) Cash financial expenses are financial expenses from our consolidated statements of income or loss excluding the amortization of deferred financing fees of $28.6 million and $17.4 million for the years ended December 31, 2016 and 2015, respectively, and the accretion of our Convertible Notes of $11.6 million and $11.1 million over these same periods. The amortization of deferred financing fees in the years ended December 31, 2016 and 2015 included charges of $14.4 million and $2.7 million, respectively, for the write-offs of deferred financing fees during those periods.
(4) The change in working capital in 2016 was primarily driven by a decrease in accounts receivable offset by an increase in prepaid expense and other current assets and a decrease in accrued expenses. The decrease in accounts receivable was driven by an overall decrease in revenue across all of our operating segments. The increase in prepaid expense was driven by advances made for vessel operating expenses (such as crew wages) and the increase in other assets was driven by working capital contributions to the Scorpio Group Pools. The decrease in accrued expenses was driven by an overall decline in accrued short-term employee benefits. The change in working capital in 2015 was primarily driven by an increase in accrued expenses and a decrease in accounts receivable, offset by increases in inventory, other current assets and non-current assets.

Fiscal year ended December 31, 2015 compared to fiscal year ended December 31, 2014
The following table sets forth the components of our operating cash flows for the years ended December 31, 2015 and December 31, 2014:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2015	2014	favorable / (unfavorable)	Change
Vessel revenue	$755,711	$342,807	$412,904	120%	(1)
Vessel operating costs	(174,556)	(78,823)	(95,733)	(121)%	(1)
Voyage expenses	(4,432)	(7,533)	3,101	41%	(1)
Charterhire	(96,865)	(139,168)	42,303	30%	(1)
General and administrative expenses - cash	(32,144)	(18,403)	(13,741)	(75)%	(1) (2)
Financial expenses - cash	(61,082)	(10,606)	(50,476)	(476)%	(1) (3)
Drydock payments	—	(1,290)	1,290	100%
Change in working capital	3,360	6,334	(2,974)	(47)%	(4)
Other	1,983	598	1,385	232%	(5)
Operating cash flow	$391,975	$93,916	$298,059	317%
(1) See “Item 5. Operating and Financial Review and Prospects- A. Operating Results” for information on these variations for the years ended December 31, 2015 and 2014.
(2) Cash general and administrative expenses are general and administrative expenses from our consolidated statements of income or loss excluding the amortization of restricted stock of $33.7 million and $29.7 million for the years ended December 31, 2015 and 2014, respectively.
(3) Cash financial expenses are financial expenses from our consolidated statements of income or loss excluding the amortization of deferred financing fees of $17.4 million and $4.8 million for the years ended December 31, 2015 and 2014, respectively, and the accretion of our Convertible Notes of $11.1 million and $5.3 million for the years ended December 31, 2015 and 2014, respectively. The amortization of deferred financing fees in the years ended December 31, 2015 and 2014 included charges of $2.7 million and $0.5 million, respectively, for the write-offs of deferred financing fees during those periods.
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
(5) The increase in other operating cash flows in 2015 was primarily related to a $1.4 million gain recorded as a result of a termination fee received when the owner of one of the Company's time chartered-in vessels cancelled the contract prior to its expiration date.

Cash flow from investing activities

The following table sets forth the components of our investing cash flows for the years ended December 31, 2016 and December 31, 2015:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2016	2015	favorable / (unfavorable)	Change
Cash inflows
Net proceeds from the sales of vessels	$158,175	$90,820	$67,355	74%	(1)
Net proceeds from the sale of our shares in Dorian	—	142,436	(142,436)	(100)%	(2)
Investing cash inflows total	158,175	233,256	(75,081)	(32)%

Cash outflows
Acquisition of vessels and payments for vessels under construction	(126,842)	(905,397)	778,555	86%	(3)
Deposit returned for vessel purchases	—	(31,277)	31,277	100%	(4)
Total investing cash outflows	(126,842)	(936,674)	809,832	86%

Net cash inflow / (outflow) from investing activities	$31,333	$(703,418)	$734,751	104%

(1) Net proceeds from the sales of vessels in 2016 represents the net proceeds received for the sales of STI Chelsea, STI Lexington, STI Powai, STI Olivia and STI Mythos. Net proceeds from the sales of vessels in 2015 represents the net proceeds received for the sales of Venice, STI Harmony, STI Heritage and STI Highlander.
(2) In July 2015, we sold our investment in Dorian to two unrelated third parties for aggregate net proceeds of $142.4 million. As a result of these sales, we recognized a gain of $1.2 million during the year ended December 31, 2015.
(3) Represents installment payments and other capitalized costs (including capitalized interest) associated with vessels that were under construction and/or delivered during the years ended December 31, 2016 and 2015.
(4) In 2014, we received a $31.3 million deposit pursuant to an agreement to purchase four LR2 tankers from Scorpio Bulkers Inc., a related party. We received this deposit as security for the scheduled installment payments that were expected to occur prior to the closing date of the transaction. The transaction closed, and the deposit was returned, in July 2015.

The following table sets forth the components of our investing cash flows for the years ended December 31, 2015 and December 31, 2014:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2015	2014	favorable / (unfavorable)	Change
Cash inflows
Net proceeds from the sale of our shares held in Dorian	$142,436	$—	$142,436	N/A	(1)
Net proceeds from the sale of our seven VLCCs under construction	—	141,710	(141,710)	(100)%	(2)
Net proceeds from the sales of vessels	90,820	71,960	18,860	26%	(3)
Deposits received for vessel purchases	—	31,277	(31,277)	(100)%	(5)
Total investing cash inflows	233,256	244,947	(11,691)	(5)%

Cash outflows
Acquisition of vessels and payments for vessels under construction	(905,397)	(1,403,181)	497,784	35%	(4)
Deposit returned for vessel purchases	(31,277)	—	(31,277)	N/A	(5)

Total investing cash outflows	(936,674)	(1,403,181)	466,507	33%

Net cash outflow from investing activities	$(703,418)	$(1,158,234)	$454,816	39%

(1) In July 2015, we sold our investment in Dorian to two unrelated third parties for aggregate net proceeds of $142.4 million. As a result of these sales, we recognized a gain of $1.2 million during the year ended December 31, 2015.
(2) Represents the net proceeds received from the sale of our seven VLCCs under construction in March 2014. We received net proceeds in cash of $141.7 million and the book value of these assets at the time of sale (primarily consisting of installment payments made to date) was $90.3 million.
(3) Net proceeds received from the sales of vessels in 2015 represents the net proceeds received from the sales of Venice, STI Harmony, STI Heritage and STI Highlander. Net proceeds from the sales of vessels in 2014 represents the net proceeds received from the sales of Noemi, Senatore and STI Spirit.
(4) Represents installment payments and other capitalized costs (including capitalized interest) associated with vessels that were under construction and/or delivered during the years ended December 31, 2015 and 2014.
(5) In 2014, we received a $31.3 million deposit pursuant to an agreement to purchase four LR2 tankers from Scorpio Bulkers Inc., a related party. We received this deposit as security for the scheduled installment payments that were expected to occur prior to the closing date of the transaction. The transaction closed, and the deposit was returned, in July 2015.

Cash flow from financing activities
Cash flows from financing activities primarily consist of the issuance, repayment and costs related to our secured and unsecured debt, the issuance and costs related to our common stock, the payment of dividends to our common shareholders and activity within our Securities Repurchase Program. The following table sets forth the components of our financing cash flows for the years ended December 31, 2016 and December 31, 2015:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2016	2015	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities	$565,028	$643,550	$(78,522)	(12)%	(1)
Gross proceeds from the issuance of common stock	—	159,747	(159,747)	(100)%	(2)
Total financing cash inflows	565,028	803,297	(238,269)	(30)%

Cash outflows
Repayments on our secured credit facilities	(753,431)	(226,260)	(527,171)	(233)%	(1)
Dividend payments	(86,923)	(87,056)	133	—%	(3)
Common stock repurchases	(16,505)	(76,028)	59,523	78%	(4)
Debt issuance costs	(10,679)	(8,497)	(2,182)	(26)%	(5)
Repurchase of Convertible Notes	(8,393)	(1,632)	(6,761)	(414)%	(6)
Equity issuance costs	(24)	(7,554)	7,530	100%	(2)
Total financing cash outflows	(875,955)	(407,027)	(468,928)	(115)%

Net cash (outflow) / inflow from financing activities	$(310,927)	$396,270	$(707,197)	(178)%

(1) Drawdowns from and repayments on our secured credit facilities in 2016 and 2015 consisted of:

	2016		2015
	Drawdowns	Repayments	Drawdowns	Repayments
In thousands of U.S. dollars
2010 Revolving Credit Facility	$—	$—	$—	$(41,456)
2011 Credit Facility	—	(7,935)	—	(7,935)
Newbuilding Credit Facility	—	(71,843)	—	(5,998)
2013 Credit Facility	—	(428,253)	127,700	(83,970)
K-Sure Credit Facility	—	(125,968)	261,100	(18,261)
KEXIM Credit Facility	—	(33,650)	30,300	(29,350)
Nomura Term Margin Loan Facility	—	—	30,000	(30,000)
ABN AMRO Credit Facility	—	(13,480)	142,200	(2,370)
ING Credit Facility	95,640	(6,058)	35,000	(292)
BNP Paribas Credit Facility	17,250	(2,300)	17,250	—
Scotiabank Credit Facility	33,300	(1,110)	—	—
NIBC Credit Facility	40,838	(1,021)	—	—
2016 Credit Facility	288,000	(6,816)	—	—
DVB Credit Facility	90,000	(1,625)	—	—
Finance lease payments - STI Lombard	—	(53,372)	—	(6,628)
	$565,028	$(753,431)	$643,550	$(226,260)

(2) In May 2015, we closed on the sale of 15,000,000 newly issued shares of common stock in an underwritten offering of common shares at an offering price of $9.30 per share. In addition, the underwriters also exercised a portion of their over-allotment option to purchase 2,177,123 additional common shares at the public offering price. Gross proceeds from the issuance were $159.7 million and associated equity issuance costs were $7.6 million.
(3) Dividend payments to shareholders were $86.9 million and $87.1 million for the years ended December 31, 2016 and 2015, respectively. These dividends represent total dividends of $0.50 and $0.495 per share for the years ended December 31, 2016 and 2015, respectively.
(4) Common stock repurchases in 2016 included the purchase of 2,956,760 common shares in the open market at an average price of $5.58 per share. Common stock repurchase in 2015 included the purchase of 8,273,709 common shares in the open market at an average price of $9.19 per share.
(5) Debt issuance costs relates to costs incurred for our secured credit facilities.
(6) During the year ended December 31, 2016, we repurchased an aggregate of $10.0 million aggregate principal amount of our Convertible Notes at an average price of $839.28 per $1,000 principal amount. During the year ended December 31, 2015, we repurchased an aggregate of $1.5 million aggregate principal amount of our Convertible Notes at $1,088.10 per $1,000 principal amount.

The following table sets forth the components of our financing cash flows for the years ended December 31, 2015 and December 31, 2014:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2015	2014	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities	$643,550	$1,114,284	$(470,734)	(42)%	(1)
Gross proceeds from the issuance of our Convertible Notes	—	360,000	(360,000)	(100)%	(2)
Gross proceeds from the issuance of our senior unsecured notes due 2020 and 2017	—	105,500	(105,500)	(100)%	(3)
Gross proceeds from the issuance of common stock	159,747	—	159,747	N/A	(4)
Total financing cash inflows	803,297	1,579,784	(776,487)	(49)%

Cash outflows
Repayments on our secured credit facilities	(226,260)	(74,674)	(151,586)	(203)%	(1)
Dividend payments	(87,056)	(70,495)	(16,561)	(23)%	(5)
Common stock repurchases	(76,028)	(276,294)	200,266	72%	(6)
Debt issuance costs	(8,497)	(45,670)	37,173	81%	(7)
Equity issuance costs	(7,554)	(42)	(7,512)	(17,886)%	(4)
Repurchase of our Convertible Notes	(1,632)	—	(1,632)	N/A	(8)
Convertible Notes issuance costs	—	(10,993)	10,993	100%	(2)
Total financing cash outflows	(407,027)	(478,168)	71,141	15%

Net cash inflow from financing activities	$396,270	$1,101,616	$(705,346)	(64)%

(1) Drawdowns from and repayments on our secured facilities in 2015 and 2014 consisted of:

	2015		2014
	Drawdowns	Repayments	Drawdowns	Repayments
In thousands of U.S. dollars
2010 Revolving Credit Facility	$—	$(41,456)	$72,416	$(30,960)
2011 Credit Facility	—	(7,935)	52,008	(7,103)
STI Spirit Credit Facility	—	—	—	(21,736)
Newbuilding Credit Facility	—	(5,998)	—	(5,998)
2013 Credit Facility	127,700	(83,970)	393,400	(8,877)
K-Sure Credit Facility	261,100	(18,261)	197,160	—
KEXIM Credit Facility	30,300	(29,350)	399,300	—
Nomura Term Margin Loan Facility	30,000	(30,000)	—	—
ABN AMRO Credit Facility	142,200	(2,370)	—	—
ING Credit Facility	35,000	(292)	—	—
BNP Paribas Credit Facility	17,250	—	—	—
Finance lease payments - STI Lombard	—	(6,628)	—	—
	$643,550	$(226,260)	$1,114,284	$(74,674)

(2) In June 2014, we issued $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the Convertible Notes, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act. This amount includes the full exercise of the initial purchasers’ option to purchase an additional $60.0 million in aggregate principal amount of the Convertible Notes in connection with the offering. Initial purchasers' discounts, commissions and offering expenses for the Convertible Notes were $11.0 million.
(3) We issued $53.75 million of Unsecured Senior Notes in May 2014 and $51.75 million of Unsecured Senior Notes in October 2014.
(4) In May 2015, we closed on the sale of 15,000,000 newly issued shares of common stock in an underwritten offering of common shares at an offering price of $9.30 per share. In addition, the underwriters also exercised a portion of their over-allotment option to purchase 2,177,123 additional common shares at the public offering price. Gross proceeds from the issuance were $159.7 million and associated equity issuance costs were $7.6 million.
(5) Dividend payments to shareholders were $87.1 million and $75.0 million for the years ended December 31, 2015 and 2014, respectively. These dividends represent total dividends of $0.495 and $0.39 per share for the years ended December 31, 2015 and 2014, respectively.
(6) Common stock repurchases in 2015 included the purchase of 8,273,709 common shares in the open market at an average price of $9.19 per share. Common stock repurchases in 2014 included the purchase of 19,951,536 common shares in the open market at an average price of $9.09 per share and the purchase of 10,127,600 common shares at $9.38 per share using a portion of the proceeds of our Convertible Notes.
(7) Debt issuance costs relates to costs incurred for our secured credit facilities and senior unsecured notes due 2020 and 2017.
(8) During the year ended December 31, 2015, we repurchased an aggregate of $1.5 million aggregate principal amount of our Convertible Notes at $1,088.10 per $1,000 principal amount.

Long-Term Debt Obligations and Credit Arrangements
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
The following is a table summarizing our indebtedness as of December 31, 2016 and March 15, 2017:

In thousands of U.S. dollars	Amount outstanding at December 31, 2016	Amount Outstanding at March 15, 2017	Availability as of March 15, 2017
2011 Credit Facility (1)	$93,041	$43,006	$—
K-Sure Credit Facility	314,032	299,104	—
KEXIM Credit Facility	366,600	349,775	—
Credit Suisse Credit Facility (2)	—	58,350	—
ABN AMRO Credit Facility	126,350	124,053	—
ING Credit Facility	124,290	122,353	—
BNP Paribas Credit Facility (3)	32,200	59,800	—
Scotiabank Credit Facility	32,190	31,635	—
NIBC Credit Facility	39,817	38,796	—
2016 Credit Facility	281,184	274,368	—
DVB Credit Facility	88,375	88,375	—
HSH Nordbank Credit Facility (4)	—	31,125	—
2017 Credit Facility (5)	—	—	172,000
Senior unsecured notes	105,500	105,500	—
Convertible Notes	348,500	348,500	—
Total	$1,952,079	$1,974,740	$172,000
(1) Activity for the 2011 Credit Facility includes the following repayments in connection with the refinancing of outstanding borrowings thereunder (i) $13.0 million related to STI Sapphire, which was refinanced in January 2017, (ii) $13.3 million related to STI Emerald, which was refinanced in February 2017, (iii) $13.7 million related to STI Duchessa, which was refinanced in February 2017, and (iv) $10.1 million related to STI Onyx, which was refinanced in February 2017.
(2) In February and March 2017, we drew down an aggregate $58.4 million from this credit facility to partially finance the delivery of STI Selatar and upcoming delivery of STI Rambla, LR2 product tankers from SSME. STI Rambla is expected to be delivered before the end of March 2017.

(3) In December 2016, we upsized our existing credit facility with BNP Paribas by $27.6 million. The upsized loan facility was fully drawn in January and February 2017, and the aggregate proceeds of $27.6 million were used to refinance the existing indebtedness on STI Sapphire and STI Emerald, which were previously financed under the 2011 Credit Facility.
(4) In January 2017, we executed a loan facility with HSH Nordbank AG. The facility has a maturity of five years from the agreement date and bears interest at LIBOR plus a margin of 2.50% per annum. This facility was fully drawn in February 2017, and the proceeds were used to refinance the existing indebtedness on STI Duchessa and STI Onyx, which were previously financed under the 2011 Credit Facility.
(5) In March 2017, we executed a senior secured term loan facility with a group of financial institutions led by Macquarie Bank Limited (London Branch) for up to $172.0 million, or the 2017 Credit Facility. The 2017 Credit Facility consists of five tranches; including two commercial tranches of $15.0 million and $25.0 million each, a KEXIM Guaranteed Tranche of $48.0 million, a KEXIM Funded Tranche of $52.0 million, and a GIEK Guaranteed Tranche of $32.0 million. The 2017 Credit Facility is expected to be used to partially finance the purchase of eight MR product tankers that are currently under construction at HMD. Drawdowns are available at an amount equal to the lower of 60% of the contract price and 60% of the fair market value of each respective vessel. The remaining terms and conditions, including financial covenants, are similar to those in our existing credit facilities.
2011 Credit Facility
On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DNB Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V., for a senior secured term loan facility of up to $150.0 million.
This credit facility bears interest at LIBOR plus an applicable margin of (i) 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and (ii) 3.50% per annum when our debt to capitalization ratio is greater than 50%. The credit facility matures on May 3, 2017, and the availability under this credit facility expired on January 31, 2014.
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
In July 2016, we amended certain of the financial covenants under the 2011 Credit Facility. These financial covenants require us to maintain:

•	The ratio of net debt to capitalization shall be no greater than 0.60 to 1.00.

•
Consolidated tangible net worth was revised to no less than $1.0 billion plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from January 1, 2016 going forward and 50% of the net proceeds of any new equity issues occurring on or after January 1, 2016.

•
The ratio of EBITDA to interest expense (excluding non-cash items) shall be no less than 2.00 to 1.00. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends unless our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•	Consolidated liquidity (defined as cash and cash equivalents) was revised to less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.
The outstanding balances at December 31, 2016 and December 31, 2015 were $93.0 million and $101.0 million, respectively. We were in compliance with the financial covenants relating to this facility as of December 31, 2016.
Newbuilding Credit Facility
On December 21, 2011, we executed a credit facility agreement with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB for a senior secured term loan facility of up to $92.0 million.
In September 2016, we refinanced all the amounts borrowed under the Newbuilding Credit Facility by repaying an aggregate of $68.8 million. The vessels previously financed under this facility, STI Amber, STI Topaz, STI Ruby, and STI Garnet, were refinanced under our 2016 Credit Facility, which is described below.
This transaction was accounted for as a debt extinguishment. As a result, the Newbuilding Credit Facility was fully repaid and an aggregate of $1.1 million of deferred financing fees was written off during the year ended December 31, 2016.

2013 Credit Facility
On July 2, 2013, we entered into a senior secured revolving credit facility and term loan facility with Nordea Bank Finland plc and the other lenders named therein of up to $525.0 million to finance the acquisition of certain vessels for which we previously entered into newbuilding contracts.
During the year ended December 31, 2016, we refinanced all amounts outstanding under the 2013 Credit Facility by repaying an aggregate of $414.9 million. Of the total repayments, the borrowings related to 21 vessels were refinanced into other credit facilities and the borrowings related to one vessel, STI Mythos, was repaid as a result of the sale of that vessel. The repayments are summarized as follows:

		Repayment amount
	Collateral	(in millions of U.S. dollars)	Repayment date
1	STI Battery	$18.2	January 2016
2	STI Mythos	17.9	March 2016	(1)
3	STI Osceola	18.3	April 2016
4	STI Rose	32.5	June 2016
5	STI Fontvieille	18.4	July 2016
6	STI Ville	18.5	July 2016
7	STI Opera	17.4	September 2016
8	STI Texas City	17.4	September 2016
9	STI Meraux	16.7	September 2016
10	STI San Antonio	16.7	September 2016
11	STI Virtus	17.2	September 2016
12	STI Venere	16.9	September 2016
13	STI Aqua	17.5	September 2016
14	STI Dama	17.5	September 2016
15	STI Benicia	17.2	September 2016
16	STI Regina	17.5	September 2016
17	STI St. Charles	17.2	September 2016
18	STI Yorkville	17.6	September 2016
19	STI Wembley	16.2	September 2016
20	STI Alexis	32.5	September 2016
21	STI Milwaukee	18.4	September 2016
22	STI Seneca	17.2	September 2016
(1) STI Mythos was sold in March 2016.
All of these transactions were accounted for as debt extinguishments. As a result, the 2013 Credit Facility was fully repaid and an aggregate of $10.4 million of deferred financing fees was written off during the year ended December 31, 2016.
K-Sure Credit Facility
In February 2014, we entered into a $458.3 million senior secured term loan facility which consists of a $358.3 million tranche with a group of financial institutions that is being 95% covered by Korea Trade Insurance Corporation, or the K-Sure Tranche, and a $100.0 million commercial tranche with a group of financial institutions led by DNB Bank ASA, or the Commercial Tranche. We refer to this credit facility as our K-Sure Credit Facility.
Drawdowns under the K-Sure Credit Facility occurred in connection with the delivery of certain of our newbuilding vessels as specified in the agreement.
Repayments will be made in equal consecutive six month repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the K-Sure Tranche. Repayments commenced in July 2015 for the K-Sure Tranche and September 2015 for the Commercial Tranche. The Commercial Tranche matures in July 2021, and the K-Sure Tranche matures in January 2027 assuming the Commercial Tranche is refinanced through that date.

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
In July 2016, we amended certain of the financial covenants under the K-Sure Credit Facility. These financial covenants require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth was revised to no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity was revised to not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount in each facility was also revised and shall at all times be no less than the following:

From	To	Minimum ratio
01-Jan-16	31-Dec-16	165%
01-Jan-17	31-Dec-17	160%
01-Jan-18	31-Dec-18	155%
01-Jan-19	31-Dec-19	150%
01-Jan-20	Thereafter	145%
These amendments were accounted for as a debt modification and accordingly, no deferred financing fees were written off as a result.
During the year ended December 31, 2016, we made scheduled principal payments of $36.5 million on the K-Sure Credit Facility. Additionally, we made an aggregate payment of $73.5 million as part of the sales of STI Chelsea, STI Lexington, STI Powai, and STI Olivia and an unscheduled repayment of $16.0 million as a result of amendments made to certain financial covenants as described above. We wrote off an aggregate of $2.7 million of deferred financing fees as a result of the vessel sales.
The amounts outstanding relating to this facility as of December 31, 2016 and 2015 were $314.0 million and $440.0 million, respectively. We were in compliance with the financial covenants relating to this facility as of December 31, 2016.
KEXIM Credit Facility
In February 2014, we executed a senior secured term loan facility for $429.6 million, or the KEXIM Credit Facility, with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea, or KEXIM, a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea.  This KEXIM Credit Facility includes commitments from KEXIM of $300.6 million, or the KEXIM Tranche, and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of $129.0 million, or the Commercial Tranche.
Drawdowns under the KEXIM Credit Facility occurred in connection with the delivery of 18 vessels under our Newbuilding Program as specified in the loan agreement.
In addition to KEXIM’s commitment of up to $300.6 million, KEXIM also provided an optional guarantee for a five year amortizing note of $125.25 million, the proceeds of which reduced the $300.6 million KEXIM Tranche. These notes were issued on July 18, 2014 when Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, or the Issuer, completed an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019, or the KEXIM Notes, in a private offering to qualified institutional buyers pursuant to the Securities Act and in offshore transactions complying with Regulation S under the Securities Act. The KEXIM Notes were issued in connection with the KEXIM Tranche and reduced KEXIM's funding obligations and our borrowing costs under the KEXIM Tranche by 1.55% per year. Seven and Seven Ltd. is an unaffiliated company that was incorporated for the purpose of facilitating this transaction and servicing the bonds until maturity.

Payment of 100% of all regularly scheduled installments of principal of, and interest on, the KEXIM Notes are guaranteed by KEXIM. The vessels in the loan are the collateral for the KEXIM Credit Facility, which includes the KEXIM Notes. The KEXIM Notes are currently listed to the Singapore Exchange Securities Trading Limited. The KEXIM Notes are not listed on any other securities exchange, listing authority or quotation system.
The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel specified under the loan (January 2021), and the KEXIM Tranche matures on the 12th anniversary of the weighted average delivery date of the vessels specified under the loan assuming the Commercial Tranche is refinanced through that date (September 2026).
Repayments will be made in equal consecutive semi-annual repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the KEXIM Tranche (which includes the KEXIM Notes). Repayments under the KEXIM Tranche will first be applied to the KEXIM Notes until the maturity of those notes in September 2019 and all subsequent repayments will be applied to the remaining amounts outstanding under KEXIM Tranche until the maturity of that tranche in September 2026 (assuming the Commercial Tranche is refinanced through that date). Repayments commenced in March 2015 for the KEXIM Tranche and in July 2015 for the Commercial Tranche.
Borrowings under the KEXIM Tranche bear interest at LIBOR plus an applicable margin of 3.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche.
In June 2016, we amended certain of the financial covenants under the KEXIM Credit Facility. These financial covenants require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth was revised to no less than $1.0 billion plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of any new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity was revised to not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount in each facility was revised and shall at all times be no less than the following:

From	To	Minimum ratio
01-Jan-16	31-Dec-16	165%
01-Jan-17	31-Dec-17	160%
01-Jan-18	31-Dec-18	155%
01-Jan-19	31-Dec-19	150%
01-Jan-20	Thereafter	145%

These amendments were accounted for as a debt modification and accordingly, no deferred financing fees were written off as a result.
The amounts outstanding relating to this facility (which includes the KEXIM Notes) as of December 31, 2016 and 2015 were $366.6 million and $400.3 million respectively. We were in compliance with the financial covenants relating to this facility as of December 31, 2016.

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

•
Consolidated tangible net worth no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

During the year ended December 31, 2016, we made scheduled principal payments of $9.5 million and an unscheduled prepayment of $4.0 million on this credit facility. The amounts outstanding relating to this facility as of December 31, 2016 and 2015 were $126.4 million and $139.8 million, respectively. We were in compliance with the financial covenants relating to this facility as of December 31, 2016.
ING Credit Facility
In June 2015, we executed a senior secured term loan facility with ING Bank N.V., London Branch for a credit facility of up to $52.0 million. In September 2015, we amended and restated the facility to increase the borrowing capacity to $87.0 million, and in March 2016, we amended and restated the facility to further increase the borrowing capacity to $132.5 million.
We made the following drawdowns from our ING Credit Facility during the year ended December 31, 2016:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$26.0	March 2016	STI Grace
26.5	April 2016	STI Lombard
17.1	April 2016	STI Osceola	(1)
26.0	June 2016	STI Jermyn

(1) In April 2016, we refinanced the amount borrowed relating to STI Osceola by repaying $18.3 million on our 2013 Credit Facility and drawing down $17.1 million from our ING Credit Facility.
Repayments on all borrowings will be made in equal consecutive quarterly installments, in accordance with a 15 year repayment profile with the first installment falling due three calendar months after the drawdown date and a balloon installment payment, which is due on the maturity dates of March 4, 2021 for STI Lombard and STI Osceola and June 24, 2022 for STI Grace, STI Jermyn, STI Black Hawk and STI Pontiac.
Borrowings under the ING Credit Facility bear interest at LIBOR plus a margin of 1.95% per annum. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.
Our ING Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization not more than 0.60 to 1:00.

•
Consolidated tangible net worth of not less than $677.3 million plus (a) 25% of the positive consolidated net income for each fiscal quarter commencing on or after October 1, 2013 and (b) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

The amounts outstanding relating to this facility as of December 31, 2016 and 2015 were $124.3 million and $34.7 million, respectively. We were in compliance with the financial covenants relating to this facility as of December 31, 2016.
Credit Suisse Credit Facility
In October 2015, we executed a senior secured term loan facility with Credit Suisse AG, Switzerland. The proceeds of this facility of $58.4 million were used to finance a portion of the purchase price of STI Selatar and STI Rambla. These vessels are owned individually by certain of our subsidiaries, who together are the borrowers under this credit facility, and Scorpio Tankers Inc. is the guarantor. We refer to this facility as our Credit Suisse Credit Facility.
Repayments will be made in accordance with a 15 year repayment profile and will commence three calendar months after the drawdown date in respect of each tranche with subsequent installments falling due at consecutive intervals of three calendar months thereafter. A balloon payment is due on the maturity date of five years from the date of delivery of each vessel.
The facility will bear interest at LIBOR plus a margin of 2.40% per annum and a commitment fee equal to 1% of the amounts available was payable on the unused daily portion of this facility.
Our Credit Suisse Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

There were no amounts borrowed as of December 31, 2016. We were in compliance with the financial covenants relating to this facility as of December 31, 2016. In February and March 2017, we drew down a total of $29.4 million and $29.0 million, respectively, from this facility to partially finance the deliveries of STI Selatar in February 2017 and STI Rambla which is expected to be delivered before the end of March 2017.
BNP Paribas Credit Facility
In December 2015, we executed a senior secured term loan facility with BNP Paribas SA for up to $34.5 million, and in December 2016, we amended and restated the facility to increase the borrowing capacity by a further $27.6 million to $62.1 million. These vessels are owned individually by certain of our subsidiaries, who together are the borrowers under this credit facility, and Scorpio Tankers Inc. is the guarantor. We refer to this facility as our BNP Paribas Credit Facility.
Repayments on all borrowings will be made in ten equal consecutive semi-annual installments of $0.6 million per tranche, in accordance with a 15 year repayment profile with the first installment falling due on June 15, 2017 and subsequent installments falling due at consecutive intervals of six calendar months thereafter. A final balloon payment of $38.0 million is due on the maturity date of December 15, 2021. The original facility of $34.5 million bears interest at LIBOR plus a margin of 1.95% per annum, and the upsized facility of $27.6 million bears interest at LIBOR plus a margin of 2.30% per annum. A commitment fee equal to 40% of the applicable margin was payable on the unused daily portion of the credit facility.
Our BNP Paribas Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

We made the following drawdown from our BNP Paribas Credit Facility during the year ended December 31, 2016:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$17.3	February 2016	STI Battery	(1)
    (1) In February 2016, we refinanced the amount borrowed relating to STI Battery by repaying $18.2 million on our 2013 Credit Facility and drawing down $17.3 million from our BNP Paribas Credit Facility.
The amounts outstanding relating to this facility as of December 31, 2016 and 2015 were $32.2 million and $17.3 million respectively, and there was $27.6 million available to draw as of that date. We were in compliance with the financial covenants relating to this facility as of December 31, 2016.
Furthermore, in January and February 2017, we refinanced the outstanding indebtedness related to STI Sapphire and STI Emerald by repaying an aggregate of $26.3 million on our 2011 Credit Facility and drawing down $27.6 million from our BNP Paribas Credit Facility.
Scotiabank Credit Facility
In June 2016, we executed a senior secured term loan facility with Scotiabank Europe plc. The loan facility was fully drawn in June 2016, and the proceeds of $33.3 million were used to refinance the existing indebtedness on STI Rose, which was previously financed under the 2013 Credit Facility. We refer to this facility as our Scotiabank Credit Facility.
Repayments on all borrowings will be made in 12 equal consecutive quarterly installments of $0.6 million each with the first installment paid on September 7, 2016 and subsequent installments falling due at consecutive intervals of three calendar months thereafter. A final balloon payment is due on the maturity date of June 7, 2019. The facility bears interest at LIBOR plus a margin of 1.50% per annum, and a commitment fee equal to 35% of the applicable margin was payable on the unused daily portion of the credit facility.
Our Scotiabank Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 125% of the then aggregate outstanding principal amount of the loans under the credit facility.

As of December 31, 2016, the outstanding balance was $32.2 million, and we were in compliance with the financial covenants relating to this facility as of that date.
NIBC Credit Facility
In June 2016, we executed a senior secured term loan facility with NIBC Bank N.V. This facility was fully drawn in July 2016, and the aggregate proceeds of $40.8 million were used to refinance the existing indebtedness on STI Ville and STI Fontvieille, which were previously financed under our 2013 Credit Facility. We refer to this facility as our NIBC Credit Facility.

The facility is separated into two tranches (one per vessel), and the repayment of the tranche relating to the respective vessel will commence three calendar months after the respective drawdown date. Repayments will be made in equal, consecutive quarterly installments of $0.5 million per tranche through July 2018 and $0.4 million per tranche for each quarter thereafter with a final balloon payment due at the maturity date of June 2021. The facility bears interest at LIBOR plus a margin of 2.50% per annum. A commitment fee equal to 35% of the applicable margin was payable on the unused daily portion of the credit facility.
Our NIBC Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 130% from the first drawdown date and ending on the second anniversary of the first drawdown date; 135% from the second anniversary of the first drawdown date and expiring on the fourth anniversary of the first drawdown date; and 140% at all times thereafter.

We made the following drawdowns from our NIBC Credit Facility during the year ended December 31, 2016:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$20.4	July 2016	STI Fontvieille	(1)
20.4	July 2016	STI Ville	(1)
(1) In July 2016, we refinanced the amounts borrowed relating to STI Fontvieille and STI Ville by repaying an aggregate of $36.9 million on our 2013 Credit Facility and drawing down $40.8 million from our NIBC Credit Facility.
As of December 31, 2016, the outstanding balance was $39.8 million, and we were in compliance with the financial covenants relating to this facility as of that date.
2016 Credit Facility
In August 2016, we executed a senior secured loan facility with ABN AMRO Bank N.V., Nordea Bank Finland plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB. The loan facility was fully drawn in September 2016, and the aggregate proceeds of $288.0 million were used to refinance the existing indebtedness on 16 MR product tankers, which were previously financed under the 2013 Credit Facility (STI Opera, STI Texas City, STI Meraux, STI San Antonio, STI Virtus, STI Venere, STI Aqua, STI Dama, STI Benicia, STI Regina, STI St. Charles, and STI Yorkville) and Newbuilding Credit Facility (STI Amber, STI Topaz, STI Ruby and STI Garnet). This credit facility is comprised of a term loan up to $192.0 million and a revolver up to $96.0 million. We refer to this credit facility as our 2016 Credit Facility.
Repayments on the term loan facility will be made in equal, consecutive quarterly installments of $6.8 million through September 2018 and $6.0 million for each quarter thereafter with a final balloon payment due at the maturity date of September 2021. All amounts borrowed under the revolving credit facility are due at the maturity date of September 2021. The facility bears interest at LIBOR plus a margin of 2.50% per annum, and a commitment fee equal to 40% of the applicable margin was payable on the unused daily portion of the credit facility.
Our 2016 Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

We made the following drawdowns from our 2016 Credit Facility during the year ended December 31, 2016:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$18.5	September 2016	STI Opera	(1)
18.5	September 2016	STI Texas City	(1)
18.5	September 2016	STI Meraux	(1)
18.5	September 2016	STI San Antonio	(1)
18.5	September 2016	STI Virtus	(1)
18.5	September 2016	STI Venere	(1)
18.5	September 2016	STI Aqua	(1)
18.5	September 2016	STI Dama	(1)
18.5	September 2016	STI Benicia	(1)
18.5	September 2016	STI Regina	(1)
18.5	September 2016	STI St. Charles	(1)
18.5	September 2016	STI Yorkville	(1)
16.7	September 2016	STI Amber	(2)
16.7	September 2016	STI Topaz	(2)
16.7	September 2016	STI Ruby	(2)
16.7	September 2016	STI Garnet	(2)

(1) In September 2016, we refinanced the amounts borrowed on the 12 MR product tankers listed above by repaying an aggregate of $206.8 million on our 2013 Credit Facility and drawing down $221.4 million from our 2016 Credit Facility.
(2) In September 2016, we refinanced the amounts borrowed on the four MR product tankers listed above by repaying an aggregate of $68.8 million on our Newbuilding Credit Facility and drawing down $66.6 million from our 2016 Credit Facility.
As of December 31, 2016, the outstanding balance was $281.2 million, and we were in compliance with the financial covenants relating to this facility as of that date.
DVB Credit Facility
In September 2016, we executed a senior secured term loan facility with DVB Bank SE. The loan facility was fully drawn in September 2016, and the proceeds of $90.0 million were used to refinance the existing indebtedness on four product tankers (STI Alexis, STI Milwaukee, STI Seneca, and STI Wembley), which were previously financed under the 2013 Credit Facility. We refer to this credit facility as our DVB Credit Facility.
The facility will be repaid in equal, quarterly principal repayments of $1.6 million, has a final maturity of August 2017, and bears interest at LIBOR plus a margin of 1.60% per annum.
Our DVB Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

We made the following drawdowns from our DVB Credit Facility during the year ended December 31, 2016:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$18.5	September 2016	STI Wembley	(1)
19.5	September 2016	STI Milwaukee	(1)
20.5	September 2016	STI Seneca	(1)
31.5	September 2016	STI Alexis	(1)
(1) In September 2016, we refinanced the amounts borrowed on the four product tankers listed above by repaying an aggregate of $84.3 million into our 2013 Credit Facility and drawing down $90.0 million from our DVB Credit Facility.
As of December 31, 2016, the outstanding balance was $88.4 million, and we were in compliance with the financial covenants relating to this facility as of that date.
2017 Credit Facility
In March 2017, we executed a senior secured term loan facility with a group of financial institutions led by Macquarie Bank Limited (London Branch) for up to $172.0 million, or the 2017 Credit Facility. The 2017 Credit Facility consists of five tranches; including two commercial tranches of $15.0 million and $25.0 million, a KEXIM Guaranteed Tranche of $48.0 million, a KEXIM Funded Tranche of $52.0 million, and a GIEK Guaranteed Tranche of $32.0 million.
The 2017 Credit Facility is expected to be used to partially finance the purchase of eight MR product tankers that are currently under construction at HMD. Drawdowns will be available at an amount equal to the lower of 60% of the contract price and 60% of the fair market value of each respective vessel. Other key terms are as follows:

•
The first commercial tranche of $15.0 million has a final maturity of six years from the drawdown date of each vessel, bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15 year repayment profile.

•
The second commercial tranche of $25.0 million has a final maturity of nine years from the drawdown date of each vessel (assuming KEXIM or GIEK have not exercised their option to call for prepayment of the KEXIM and GIEK funded and guaranteed tranches by the date falling two months prior to the maturity of the first commercial tranche and in the event that the first commercial tranche has not been extended), bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15 year repayment profile.

•
The KEXIM Funded Tranche and GIEK Guaranteed Tranche have a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bear interest at LIBOR plus a margin of 2.15% per annum, and have a 12 year repayment profile.

•
The KEXIM Guaranteed Tranche has a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bears interest at LIBOR plus a margin of 1.60% per annum, and has a 12 year repayment profile.

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
Our 2017 Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 each time chartered-in vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

HSH Nordbank Credit Facility
In January 2017, we entered into a senior secured credit facility agreement with HSH Nordbank AG for $31.1 million, or the HSH Nordbank Credit Facility. In February 2017, we refinanced the outstanding indebtedness related to STI Duchessa and STI Onyx by repaying an aggregate of $23.7 million on our 2011 Credit Facility and drawing down an aggregate of $31.1 million from this facility as follows:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$16.5	February 2017	STI Duchessa
14.6	February 2017	STI Onyx
Repayments on all borrowings under the HSH Nordbank Credit Facility are scheduled to be made in 20 consecutive quarterly installments. The first eight repayment installments shall be $745,669 each and the next 12 repayment installments shall be $648,408 each, the last of which shall be payable together with an additional balloon installment equal to the then outstanding balance of the loan. The facility has a final maturity of five years from the first drawdown date, and bears interest at LIBOR plus a margin of 2.50% per annum.
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
Our HSH Nordbank Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 each time chartered-in vessel.

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
The outstanding balance was $53.75 million as of December 31, 2016 and December 31, 2015, and we were in compliance with the financial covenants relating to the Senior Notes Due 2020 as of that date.
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
The Convertible Notes bear interest at a coupon rate of 2.375% per annum, and are payable semi-annually in arrears on January 1 and July 1 of each year beginning on January 1, 2015. The Convertible Notes will mature on July 1, 2019, unless earlier converted, redeemed or repurchased. At issuance, the Convertible Notes were convertible in certain circumstances and during certain periods at an initial conversion rate of 82.0075 shares of common stock per $1,000 (which represents an initial conversion price of approximately $12.19 per share of common stock), subject to adjustment in certain circumstances as set forth in the indenture governing the Convertible Notes. Adjustments were made during years ended December 31, 2016 and 2015 to the initial conversion rate as a result of the issuance of dividends to our common stockholders. The table below details the dividends declared from the issuance of the Convertible Notes through March 15, 2017 and their corresponding effect to the conversion rate of the Convertible Notes. The conversion rate as of December 31, 2016 was 97.7039.

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
August 22, 2014	$0.100	82.8556
November 25, 2014	$0.120	84.0184
March 13, 2015	$0.120	85.2216
May 21, 2015	$0.125	86.3738
August 14, 2015	$0.125	87.4349
November 24, 2015	$0.125	88.6790
March 10, 2016	$0.125	90.5311
May 11, 2016	$0.125	92.5323
September 15, 2016	$0.125	94.9345
November 25, 2016	$0.125	97.7039
February 23, 2017	$0.010	97.9316
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

•
during the five business day period after any five consecutive trading day period, or the Measurement Period, in which the trading price (as defined below) per $1,000 principal amount of Convertible Notes for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

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
We determined the initial carrying value of the liability component of the Convertible Notes to be $298.7 million based on the fair value of a similar liability that does not have any associated conversion feature. We used our Senior Notes Due 2020 issued in May 2014 as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes is being amortized over the term of the Convertible Notes under the effective interest method and recorded as part of financial expenses. The residual value of $61.3 million (the conversion feature) was recorded to additional paid-in capital.
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
In March 2016, we repurchased $5.0 million face value of our Convertible Notes at an average price of $831.05 per $1,000 principal amount, or $4.2 million. As a result of this transaction, we reduced the liability and equity components of the Convertible Notes by $4.4 million and $0.3 million, respectively and we recorded a gain of $0.6 million, which is recorded within financial income of the consolidated statement of income or loss. We also wrote off $0.1 million of deferred financing fees as a result of this transaction.
In May 2016, we repurchased $5.0 million face value of our Convertible Notes at an average price of $847.50 per $1,000 principal amount, or $4.2 million. As a result of this transaction, we reduced the liability and equity components of the Convertible Notes by $4.4 million and $0.2 million, respectively and we recorded a gain of $0.4 million, which is recorded within financial income of the consolidated statement of income or loss. We also wrote off $0.1 million of deferred financing fees as a result of this transaction.
The carrying values of the liability component of the Convertible Notes as of December 31, 2016 and 2015, were $316.5 million and $313.8 million, respectively. We incurred $8.3 million of coupon interest and $11.6 million of non-cash accretion of our Convertible Notes during the year ended December 31, 2016. We incurred $8.5 million of coupon interest and $11.1 million of non-cash accretion of our Convertible Notes during the year ended December 31, 2015.
We were in compliance with the covenants related to the Convertible Notes as of December 31, 2016.

Unsecured Senior Notes Due 2017
On October 31, 2014, we issued $45.0 million aggregate principal amount of 7.50% Unsecured Senior Notes due October 15, 2017, or the Senior Notes Due 2017, and on November 17, 2014, we issued an additional $6.75 million aggregate principal amount of Senior Notes Due 2017 when the underwriters exercised their option to purchase additional Senior Notes Due 2017 on the same terms and conditions. The net proceeds from the issuance of the Senior Notes Due 2017 were approximately $49.9 million after deducting the underwriters’ discounts, commissions and offering expenses.
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
The outstanding balance was $51.75 million as of December 31, 2016 and December 31, 2015 and we were in compliance with the financial covenants as of those dates.
Finance Lease Accounting
In July 2015, we entered into an agreement with an unrelated third-party to purchase STI Lombard, an LR2 product tanker, which was under construction at DSME, for approximately $59.0 million. As part of this agreement, we agreed to make a deposit of $5.9 million and to bareboat charter-in the vessel for up to nine months, at $10,000 per day. STI Lombard was delivered to us under the bareboat agreement in August 2015. This transaction was accounted for as a finance lease as of December 31, 2015 and the finance lease liability was $53.4 million at that date. In April 2016, we took ownership of this vessel at the conclusion of the bareboat agreement and paid the remaining 90% of the purchase price, or $53.1 million, as part of this transaction. Accordingly, all amounts due under the finance lease were settled at that date.
Capital Expenditures
Vessel Acquisitions and Dispositions
Newbuilding vessel acquisitions
In March and June 2016, we took delivery of two LR2 product tankers under our Newbuilding Program, STI Grace and STI Jermyn, respectively, and reclassified $106.7 million, in aggregate, from “Vessels under construction” to “Vessels”.
In April 2016, we took ownership of STI Lombard, an LR2 product tanker that was previously bareboat chartered-in, and paid the remaining 90% of the purchase price, or $53.1 million, upon delivery. We drew down $26.5 million from our ING Credit Facility to partially finance this transaction.

As of March 15, 2017, we had nine newbuilding vessels under construction, of which eight MRs are expected to be delivered throughout the remainder of 2017 and the first quarter of 2018 and one LR2 is expected to be delivered in the first quarter of 2017. These nine newbuilding vessels under construction have an aggregate purchase price of $338.5 million. Of this amount, $109.6 million has been paid as of March 15, 2017.
The following table is a timeline of future expected payments and dates for our vessels under construction as of as of March 15, 2017*

In millions of U.S. Dollars
Q1 2017 - installment payments made	$29.2
Q1 2017 - remaining installment payments	52.7
Q2 2017	35.9
Q3 2017	68.2
Q4 2017	50.5
Q1 2018	21.6

Total	$258.1
* These are estimates only and are subject to change as construction progresses.
Sale of vessels
In February 2016, we reached an agreement with an unrelated third party to sell five 2014 built MR product tankers; STI Lexington, STI Mythos, STI Chelsea, STI Olivia, and STI Powai. Two vessels were sold in March 2016, one vessel was sold in April 2016 and two vessels were sold in May 2016. The aggregate net proceeds were $158.2 million and we recorded an aggregate loss of $2.1 million as part of these sales.
As part of these sales of STI Lexington, STI Chelsea, STI Olivia and STI Powai, we made an aggregate repayment of $73.5 million on our K-Sure Credit Facility, and as part of the sale of STI Mythos, we repaid $17.9 million on our 2013 Credit Facility. We also wrote off an aggregate of $3.2 million of deferred financing fees as part of these repayments.
In December 2016, we signed a non-binding term sheet with an unaffiliated third party to sell and leaseback, on a bareboat basis, three 2013 built MR product tankers. The selling price is $29.0 million per vessel and we expect to bareboat-in the vessels for a period of up to eight years for $8,800 per day per vessel. Upon completion, our liquidity is expected to increase by approximately $29.0 million after the repayment of debt. We expect to have the option to repurchase these vessels beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement. This transaction is subject customary conditions precedent and the execution of definitive documentation.
Drydock
During 2015 and 2016, none of our vessels were drydocked.
As our fleet matures and expands, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. With the exception of the recent ratification of the ballast water treatment convention as described in "Item 3. Key Information - D. Risk Factors", we are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our results of operations or financial condition.
C. Research and Development, Patents and Licenses, Etc.
Not applicable.
D. Trend Information
See “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry.”
E. Off-Balance Sheet Arrangements
As of December 31, 2016, we were committed to make charter-hire payments to third parties for certain chartered-in vessels. These arrangements are accounted for as operating leases. Additionally, we are committed to make payments on our newbuilding vessel orders. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for further information.

F. Tabular Disclosure of Contractual Obligations
The following table sets forth our total contractual obligations at December 31, 2016:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Secured bank loans (1)	$305,562	$268,434	$870,874	$53,208
Estimated interest payments on secured bank loans (2)	56,215	97,396	58,758	1,122
Bank loans - commitment fees (3)	200	—	—	—
Time and bareboat charter-in commitments (4)	57,018	30,933	—	—
Technical management fees (5)	10,727	—	—	—
Commercial management fees (6)	10,149	—	—	—
Newbuilding installments (7)	236,483	21,638	—	—
Convertible Notes (8)	—	348,500	—	—
Convertible Notes - estimated interest payments (9)	8,277	16,554	—	—
Senior unsecured notes (10)	51,750	—	53,750	—
Senior unsecured notes - estimated interest payments (11)	7,509	7,256	1,784	—
Total	$743,890	$790,711	$985,166	$54,330

(1)
Represents principal payments due on our secured credit facilities, as described above in "Item 5B. Liquidity and Capital Resources - Long-Term Debt Obligations and Credit Arrangements". These payments are based on our outstanding borrowings as of December 31, 2016.

(2)
Represents estimated interest payments on our secured credit facilities. These payments were estimated by taking into consideration: (i) the margin on each credit facility and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of December 31, 2016.

The forward curve was calculated as follows as of December 31, 2016:

Year 1	1.19%
Year 2	1.75%
Year 3	2.15%
Year 4	2.34%
Year 5	2.44%
Year 6	2.51%	(1)
Year 7	2.69%

(1)
Third party published six year interest swap rates were unavailable. As such, we interpolated the year six forward rate using an average of the five and seven year published swap rates from the third party.

The margins on each credit facility that have amounts outstanding at December 31, 2016 are as follows:

Facility	Margin
2011 Credit Facility	3.50%
KEXIM	3.25%
KEXIM Commercial Tranche	3.25%	(1)
KEXIM Guarantee Notes	1.70%
K-Sure	2.25%
K-Sure Commercial Tranche	3.25%	(2)
ABN AMRO Credit Facility	2.15%
ING Credit Facility	1.95%
BNP Paribas Credit Facility	1.95%
Scotiabank Credit Facility	1.50%
NIBC Credit Facility	2.50%
2016 Credit Facility	2.50%
DVB Credit Facility	1.60%

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

Interest was then estimated using the above mentioned rates multiplied by the amounts outstanding under our various credit facilities using the balance as of December 31, 2016 and taking into consideration the scheduled amortization of such facilities going forward until their respective maturities.

(3)
As of December 31, 2016, a commitment fee equal to 40% of the applicable margin was payable on the unused daily portion of our BNP Paribas Credit Facility (which was upsized in December 2016) and a commitment fee equal to 1% of the amounts available was payable on the unused daily portion of our Credit Suisse Credit Facility. Our 2011 Credit Facility, KEXIM Credit Facility, K-Sure Credit Facility ING Credit Facility, ABN AMRO Credit Facility, 2016 Credit Facility, Scotiabank Credit Facility, NIBC Credit Facility and DVB Credit Facility were fully drawn as of December 31, 2016.

(4)	Represents amounts due under our time and bareboat charter-in agreements as of December 31, 2016.

(5)
We pay our technical manager, SSM, $685 per day per owned vessel. These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.

(6)
We pay our commercial manager, SCM, $250 per vessel per day for LR2 vessels, $300 per vessel per day for LR1 vessels, $325 per vessel per day for MR and Handymax vessels plus a 1.50% commission on gross revenue for vessels that are in one of the Scorpio Group Pools. When the vessels are not in the pools, SCM charges fees of $250 per vessel per day for the LR1 and LR2 vessels, $300 per vessel per day for the Handymax and MR vessels plus a 1.25% commission on gross revenue. These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.

(7)	Represents obligations under our agreements with HMD for the construction of eight MRs and with SSME for the construction of two LR2s under our Newbuilding Program as of December 31, 2016.

(8)	Represents the principal due at maturity on our Convertible Notes as of December 31, 2016.

(9)	Represents estimated coupon interest payments on our Convertible Notes. The Convertible Notes bear interest at a coupon rate of 2.375% per annum and mature in July 2019.

(10)	Represents the principal due at maturity on our Senior Unsecured Notes Due 2020 and our Senior Unsecured Notes Due 2017 as of December 31, 2016.

(11)
Represents estimated coupon interest payments on our Senior Unsecured Notes Due 2020 and our Senior Unsecured Notes Due 2017 as of December 31, 2016. These notes bear interest at coupon rates of 6.75% and 7.50%, respectively.

G. Safe Harbor
See “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers as of the date of this annual report. Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The terms of our Class I directors expire at the 2017 annual meeting of shareholders, the terms of our Class II directors expire at the 2018 annual meeting of shareholders, and the terms of our Class III directors expire at the 2019 annual meeting of shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., 9, Boulevard Charles III, Monaco 98000.
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

Name	Age	Position
Emanuele A. Lauro	38	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	56	President and Class II Director
Cameron Mackey	48	Chief Operating Officer and Class III Director
Brian Lee	50	Chief Financial Officer
Filippo Lauro	40	Vice President
Luca Forgione	40	General Counsel
Anoushka Kachelo	37	Secretary
Alexandre Albertini	40	Class III Director
Ademaro Lanzara	74	Class I Director
Marianne Økland	54	Class III Director
Jose Tarruella	45	Class II Director
Reidar Brekke	55	Class II Director

On March 9, 2016, Mr. Sergio Gianfranchi retired from his position as Vice President, Vessel Operations of the Company.
On November 13, 2016, Mr. Donald C. Trauscht, an independent member of the Company's board of directors and a member of the Company's Audit Committee, passed away.
Effective as of December 16, 2016, the Board of Directors of the Company unanimously appointed Reidar C. Brekke to serve as a Class II Director to fill the vacancy resulting from the death of Mr. Donald Trauscht. Mr. Brekke was also appointed to the Company’s Audit Committee and as Chairman of the Compensation Committee, effective December 19, 2016. The Board has determined that Mr. Brekke is an “independent director” as such term is defined under the Securities Exchange Act of 1934, as amended, and the New York Exchange Listing Manual.

Biographical information concerning the directors and executive officers listed above is set forth below.
Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company's founder, serves and has served as Chairman, and Chief Executive Officer since the closing of our initial public offering in April 2010. Mr. Lauro also co-founded and serves as Chairman and Chief Executive Officer of Scorpio Bulkers (NYSE: SALT), which was formed in 2013. He joined the Scorpio group of companies, or the Scorpio Group, in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro’s leadership, Scorpio Group has grown from an owner of three vessels in 2003 to become a leading operator and manager of over 210 vessels in 2016. Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Group Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. Mr. Lauro has a degree in international business from the European Business School, London. Mr. Lauro is the brother of our Vice President, Mr. Filippo Lauro.
Robert Bugbee, President and Director
Robert Bugbee serves and has served as a Director and President since the closing of our initial public offering in April 2010. He has more than 30 years of experience in the shipping industry. Mr. Bugbee also co-founded and serves as President and Director of Scorpio Bulkers. He joined the Scorpio Group in February 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company which was sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000, and Senior Vice President from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical beginning 1987 for the M.I.B. Program at the Norwegian School for Economics and Business administration in Bergen. He has a B.A. (Honors) from London University.
Cameron Mackey, Chief Operating Officer and Director
Cameron Mackey serves and has served as our Chief Operating Officer since the closing of our initial public offering in April 2010 and as a Director since May 2013. Mr. Mackey also serves as Chief Operating Officer of Scorpio Bulkers. He joined Scorpio Group in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio Group, he was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
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
Filippo Lauro, Vice President
Mr. Filippo Lauro serves and has served as an executive officer of the Company with the title of Vice President since May 27, 2015. Mr. Lauro also serves as Vice President of Scorpio Bulkers. He joined Scorpio Group in 2010 and has continued to serve there in a senior management position. Prior to joining Scorpio Group, Mr. Lauro was the founder of and held senior executive roles in several private companies, primarily active in real estate, golf courses and resorts development. Mr. Lauro is the brother of our Chairman and Chief Executive Officer, Mr. Emanuele Lauro.

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
Ademaro Lanzara, Director
Ademaro Lanzara serves and has served on our board of directors since the closing of our initial public offering in April 2010. Mr. Lanzara serves and has served as Chairman of BPV Finance (International) Plc Dublin since 2008. He also serves and has served as the deputy Chairman and Chairman of the Audit Committee of Cattolica Life Inc. Dublin since 2011, and as Chairman of NEM Sgr SpA Vicenza since November 2013. Mr. Lanzara previously served as Chairman of BPVI Fondi Sgr SpA, Milano from April 2012 until November 2013. From 1963 to 2006, Mr. Lanzara held a number of positions with BNL spa Rome, a leading Italian banking group, including Deputy Group CEO, acting as the Chairman of the Credit Committee and Chairman of the Finance Committee. He also served as Chairman and/or director of a number of BNL controlled banks or financial companies in Europe, the United States and South America. He formerly served as a director of each of Istituto dell’Enciclopedia Italiana fondata da Giovanni Treccani Spa, Rome, Italy, the Institute of International Finance Inc. in Washington DC, Compagnie Financiere Edmond de Rothschild Banque, in Paris, France, ABI-Italian Banking Association in Rome, Italy, FITD-Interbank deposit Protection Fund, in Rome, Italy, ICC International Chamber of Commerce Italian section, Rome, Italy and Co-Chairman Round Table of Bankers and Small and Medium Enterprises, European Commission, in Brussels, Belgium. Mr. Lanzara has an economics degree (graduated magna cum laude) from the University of Naples, a law degree from the University of Naples and completed the Program for Management Development (PMD) at Harvard Business School.
Alexandre Albertini, Director
Alexandre Albertini serves and has served on our board of directors since the closing of our initial public offering in April 2010. Mr. Albertini has more than 20 years of experience in the shipping industry. He has been employed by Marfin Management SAM, a drybulk ship management company, since 1997 and has served as its CEO since October 2010. Marfin operates 13 vessels, providing services such as technical, commercial, and crew management as well as insurance, legal, financial, and information technology. He also serves as President of Ant. Topic srl, a vessel and crewing agent based in Trieste, Italy. Mr. Albertini serves on the board of a private company in addition to various trade associations; BIMCO, Monaco Chamber of Shipping, Intermanager, FEDEM and was recently appointed as a Director of The Steamship Mutual Underwriting Association (Bermuda) Limited.
Marianne Økland, Director

Marianne Økland serves and has served on our board of directors since April 2013. Ms. Økland is also a Managing Director of Avista Partners, a London based consultancy company that provides advisory services and raises capital. In addition, she is a non-executive director at each of IDFC Limited, IDFC NOFHC, IDFC Alternatives (India), and the National Bank of Greece. She also serves on the Audit Committees of IDFC Limited and the National Bank of Greece. Previously, she was a non-executive director at NLB (Slovenia) and Islandsbanki (Iceland). Between 1993 and 2008, Ms. Økland held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring. Ms. Økland has led many transactions for large Nordic banks and insurance companies, including some of the most significant mergers and acquisitions in these sectors. Between 1988 and 1993, Ms. Økland headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments. Ms. Økland holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.
Jose Tarruella, Director
Jose Tarruella serves and has served on our board of directors since May 2013. Mr. Tarruella is also the founder and Chairman of Camino de Esles s.l., a high-end restaurant chain with franchises throughout Madrid, Spain, since 2007. Prior to forming Camino de Esles, Mr. Tarruella was a Director in Group Tragaluz, which owns and operates restaurants throughout Spain. Mr. Tarruella also acted as a consultant for the Spanish interests of Rank Group plc (LSE: RNK.L) a leading European gaming-based entertainment business. He has been involved in corporate relations for Esade Business School in Madrid. He earned an International MBA from Esade Business School in Barcelona and an MA from the University of Navarre in Spain.
Reidar C. Brekke, Director
Reidar C. Brekke serves and has served on our board of directors since December 2016. Mr. Brekke has over 20 years’ experience in the international energy, container logistics and transportation sector. He also serves as a member of the board of directors of Diana Containerships Inc. (NASDAQ: DCIX), a position he has held since June 2010. Mr. Brekke has served as a board member and President of Intermodal Holdings LP, a New York based portfolio company that invests in and operates marine containers, since 2012, and is currently a board member of two other privately-held companies involved in container logistics and drybulk shipping. From 2008 to 2012, Mr. Brekke served as President of Energy Capital Solution Inc., a company that provides strategic and financial advisory services to international shipping, logistics and energy related companies. From 2003 to 2008, he served as Manager of Poten Capital Services LLC, a registered broker-dealer specialized in the maritime sector. Prior to 2003, Mr. Brekke served as Chief Financial Officer, then President and Chief Operating Officer, of SynchroNet Marine, a logistics service provider to the global container transportation industry. He also held various senior positions with AMA Capital Partners LLC (formerly American Marine Advisers), a merchant banking firm focused on the maritime and energy industries. Furthermore, Mr. Brekke has been an adjunct professor at Columbia University’s School of International and Public Affairs - Center for Energy, Marine Transportation and Public Policy. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and has an MBA from the University of Nevada, Reno.
B. Compensation
We paid an aggregate compensation of $34.4 million, $42.5 million and $31.0 million to our senior executive officers in 2016, 2015, and 2014, respectively. Executive management remuneration was as follows during these periods:

	For the year ended December 31,
In thousands of US dollars	2016	2015	2014
Short-term employee benefits (salaries)	$8,786	$15,601	$7,454
Share-based compensation (1)	25,575	26,911	23,553
Total	$34,361	$42,512	$31,007

(1)	Represents the amortization of restricted stock issued under our equity incentive plans. See Note 14 to our Consolidated Financial Statements included herein for further description.
Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus an additional fee of $10,000 for each committee on which a director serves plus an additional fee of $25,000 for each committee for which a director serves as Chairman, per year, plus an additional fee of $35,000 to the lead independent director, plus $2,000 for each meeting, plus reimbursements for actual expenses incurred while acting in their capacity as a director. During the year ended December 31, 2016 and 2015, we paid an aggregate compensation of $0.8 million and $0.8 million to our directors, respectively. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under “—2010 Equity Incentive Plan and 2013 Equity Incentive Plan.”

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
2010 Equity Incentive Plan
In 2010, we adopted an equity incentive plan, which we refer to as the 2010 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates were eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. The 2010 Equity Incentive Plan was administered by our compensation committee. We reserved a total of 1,148,916 common shares for issuance under the 2010 Equity Incentive Plan and no shares remain available for issuance.
Under the terms of the 2010 Equity Incentive Plan, stock options and stock appreciation rights granted under the 2010 Equity Incentive Plan have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights are exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.
The restricted shares granted under the 2010 Equity Incentive Plan were subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator. Adjustments would have been made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the 2010 Equity Incentive Plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding would have become fully vested and exercisable in full.
Our board of directors may amend or terminate the 2010 Equity Incentive Plan and may have amended outstanding awards, provided that no such amendment or termination would have been made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments would have been required under certain circumstances. Unless terminated earlier by our board of directors, the 2010 Equity Incentive Plan expires ten years from the date it was adopted.
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 5,000,000 common shares for issuance under the 2013 Equity Incentive Plan which was subsequently revised as follows:

•
In October 2013, we reserved an additional 6,376,044 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In September 2014, we reserved an additional 1,088,131 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In May 2015, we reserved an additional 1,755,443 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In June 2016, we reserved an additional 2,301,115 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In December 2016, we reserved an additional 1,348,992 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

 Under the terms of the 2013 Equity Incentive Plan, stock options and stock appreciation rights granted under the 2013 Equity Incentive Plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.
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
 Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the 2013 Equity Incentive Plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.
 Our board of directors may amend or terminate the 2013 Equity Incentive Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the 2013 Equity Incentive Plan will expire ten years from the date the plan is adopted.
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
In October 2013, we issued 3,749,998 shares of restricted stock to our employees and 250,000 shares to our independent directors for no cash consideration. The weighted average share price on the issuance date was $9.85 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vested on October 11, 2016, (ii) one-third of the shares vest on October 11, 2017, and (iii) one-third of the shares vest on October 11, 2018. The vesting schedule of the restricted stock to our independent directors is (i) one-half of the shares vested on October 11, 2014 and (ii) one-half of the shares vested on October 11, 2015.
In February 2014, we issued 2,011,000 shares of restricted stock to our employees and 145,045 shares to our independent directors for no cash consideration. The weighted average share price on the issuance date was $9.30 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vested on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019. The vesting schedule of the restricted stock to our independent directors is (i) one-third of the shares vested on February 21, 2015, (ii) one-third of the shares vested on February 21, 2016, and (iii) one-third of the shares vested on February 21, 2017.
In May and September 2014, we issued 213,000 and 5,000 shares of restricted stock to SSH employees, respectively, for no cash consideration. The share prices on the issuance dates were $8.89 per share and $9.13 per share, respectively. The vesting schedule of the restricted stock to SSH employees is (i) one-third of the shares vested on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019.
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
In July 2015, we issued 1,466,944 shares of restricted stock to our employees, 100,000 shares to our directors and 290,500 to SSH employees for no cash consideration. The share price on the issuance date was $10.32 per share. The vesting schedule of the restricted stock issued to our employees and SSH employees is (i) one-third of the shares vest on June 4, 2018, (ii) one-third of the shares vest on June 4, 2019, and (iii) one-third of the shares vest on June 4, 2020. The restricted shares issued to our directors vested on June 4, 2016.
In July 2016, we issued 1,864,615 shares of restricted stock to our employees, 150,000 shares to our directors and 286,500 shares to SSH employees for no cash consideration. The share price on the issuance date was $4.74 per share. The vesting schedule of the restricted stock issued to our employees and SSH employees is (i) one-third of the shares vest on June 5, 2019, (ii) one-third of the shares vest on June 5, 2020, and (iii) one-third of the shares vest on June 5, 2021. The restricted shares issued to our directors vest on June 5, 2017.
1,398,992 shares remained eligible for issuance under the 2013 Equity Incentive Plan as of December 31, 2016.

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
C. Board Practices
Our board of directors currently consists of eight directors, five of whom have been determined by our board of directors to be independent under the rules of the NYSE and the rules and regulations of the SEC. Our board of directors has an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee and a Regulatory and Compliance Committee, each of which is comprised of certain of our independent directors, who are Messrs. Alexandre Albertini, Ademaro Lanzara, Jose Tarruella, Reidar Brekke and Mrs. Marianne Økland. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of the Scorpio Group that our board believes may present potential conflicts of interests between us and the Scorpio Group. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. The Regulatory and Compliance Committee oversees our operations to minimize the environmental impact by the constant monitoring and measuring progress of our vessels. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.
D. Employees
As of December 31, 2016 and 2015, we had 19 and 17 shore based employees, respectively. SSM and SCM were responsible for our commercial and technical management.
E. Share Ownership
The following table sets forth information regarding the share ownership of our common stock as of March 15, 2017 by our directors and executive officers, including the restricted shares issued to our executive officers and to our independent directors as well as shares purchased in the open market.

Name	No. of Shares	% Owned (5)
Emanuele A. Lauro (1)	3,464,086	1.98%
Robert Bugbee (2)	3,097,419	1.77%
Cameron Mackey (3)	2,749,376	1.57%
Brian M. Lee (4)	2,088,399	1.20%
All other executive officers and directors individually	*	*

(1)	Includes 2,507,988 shares of restricted stock from the 2013 Equity Incentive Plan.

(2)	Includes 2,507,988 shares of restricted stock from the 2013 Equity Incentive Plan.

(3)	Includes 1,702,314 shares of restricted stock from the 2013 Equity Incentive Plan.

(4)	Includes 1,229,351 shares of restricted stock from the 2013 Equity Incentive Plan.

(5)	Based on 174,629,755 common shares outstanding as of March 15, 2017.
* The remaining executive officers and directors individually each own less than 1% of our outstanding shares of common stock.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A. Major shareholders.
The following table sets forth information regarding beneficial ownership of our common stock for owners of more than five percent of our common stock, of which we are aware as of March 15, 2017.

Name	No. of Shares		% Owned (4)
Wellington Management Group LLP*	19,248,982	(1)	11.0%
FMR LLC	18,696,116	(2)	10.7%
Dimensional Fund Advisors LP*	14,273,545	(3)	8.2%

(1) This information is derived from Schedule 13G/A filed with the SEC on February 9, 2017.
(2) This information is derived from Schedule 13G/A filed with the SEC on February 14, 2017.
(3) This information is derived from Schedule 13G filed with the SEC on February 9, 2017.
(4) Based on 174,629,755 common shares outstanding as of March 15, 2017.
*Includes certain funds managed thereby.
**On behalf of itself and certain investment advisers and funds.
As of March 15, 2017, we had 65 shareholders of record, 17 of which were located in the United States and held an aggregate of 169,362,155 shares of our common stock, representing 96.9% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 161,212,252 shares of our common stock, as of March 15, 2017.
Additionally, SSH currently owns 1,975,000 common shares of the Company, which it purchased through open market transactions between November 2016 and March 2017.
B. Related Party Transactions
Management of Our Fleet
On September 29, 2016, we agreed to amend our administrative services agreement, or the Administrative Services Agreement, with SSH, and our master agreement, or the Master Agreement, with SCM and SSM under a deed of amendment, or the Deed of Amendment.  Pursuant to the terms of the Deed of Amendment, on November 15, 2016, we entered into definitive documentation to memorialize the agreed amendments to the Master Agreement, or the Amended and Restated Master Agreement. The Amended and Restated Master Agreement and the Administrative Services Agreement as amended by the Deed of Amendment, or the Amended Administrative Services Agreement, are effective as from September 29, 2016. Under the terms of the amendments, (i) the fee of 1% payable to SSH upon any future vessel sale or purchase was eliminated and (ii) in the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. There was no consideration paid by us for these amendments.
The independent members of our Board of Directors unanimously approved the Amended Administrative Services Agreement and Amended and Restated Master Agreement described in the preceding paragraph.

Commercial and Technical Management
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the aforementioned Amended and Restated Master Agreement, which may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with the provisions of the Amended and Restated Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Amended and Restated Master Agreement or on substantially similar terms.
SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Group Pools. When our vessels are in the Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third-party owned vessels. For commercial management of our vessels that do not operate in any of the Scorpio Group Pools, we pay SCM a fee of $250 per vessel per day for each LR1/Panamax and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.
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
In 2016, we paid a termination fee in the aggregate amount of $2.7 million under our commercial management agreement with SCM and a termination fee in the aggregate amount of $2.5 million under our technical management agreement with SSM as a result of the sales of STI Lexington, STI Mythos, STI Chelsea, STI Powai and STI Olivia, which occurred prior to the September 2016 amendments to the Amended and Restated Master Agreement.
Amended Administrative Services Agreement
We have an Amended Administrative Services Agreement with SSH or our Administrator, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party of ours. We reimburse our current Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. The services provided to us by our Administrator may be sub-contracted to other entities within the Scorpio Group.
Prior to September 29, 2016, we paid SSH a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. As described above, this fee was eliminated for all vessel purchase or sale agreements entered into after September 29, 2016. For the year ended December 31, 2016, we paid our Administrator $1.7 million in connection with the sales of STI Lexington, STI Mythos, STI Chelsea, STI Powai and STI Olivia and a fee of $0.6 million for the purchase and delivery of STI Lombard. For the year ended December 31, 2015, we paid our Administrator $12.6 million in connection with our purchase and taking delivery of 29 vessels and our sale of four vessels.
Further, pursuant to our Amended Administrative Services Agreement, our Administrator, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

Tanker pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market, but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers. When we employ a vessel in the spot charter market, we generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. The earnings allocated to vessels (charterhire expense for the pool) are aggregated and divided on the basis of a weighted scale, or Pool Points, which reflect comparative voyage results on hypothetical benchmark routes. The Pool Point system generally favors those vessels with greater cargo-carrying capacity and those with better fuel consumption. Pool Points are also awarded to vessels capable of carrying clean products and to vessels capable of trading in certain ice conditions. We currently participate in four pools: the Scorpio LR2 Pool, the Scorpio Panamax Tanker Pool, the Scorpio MR Pool and the Scorpio Handymax Tanker Pool.
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
Transactions with Related Parties
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated statements of income and balance sheet are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2016	2015	2014
Pool revenue(1)
Scorpio MR Pool Limited	$248,974	$315,925	$112,826
Scorpio LR2 Pool Limited	156,503	208,132	67,054
Scorpio Handymax Tanker Pool Limited	73,683	138,736	54,052
Scorpio Panamax Tanker Pool Limited	5,843	34,613	46,925
Voyage expenses(2)	(1,128)	(2,127)	(2,052)
Vessel operating costs(3)	(19,484)	(18,393)	(7,947)
Administrative expenses(4)	(9,462)	(7,950)	(3,542)

(1)
These transactions relate to revenue earned in the Scorpio Group Pools. The Scorpio Group Pools are related party affiliates. When our vessels are in the Scorpio Group Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels.

(2)
These transactions represent the expense due to SCM, a related party affiliate, for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement for vessels that are not in one of the Scorpio Group Pools. When not in one of the Scorpio Group Pools, each vessel pays (i) flat fees of $250 per day for LR1/Panamax and LR2 vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue.  These expenses are included in voyage expenses in the consolidated statements of income or loss.

(3)
These transactions represent technical management fees charged by SSM, a related party affiliate, which are included in vessel operating costs in the consolidated statements of income or loss. We believe our technical management fees are at arms-length rates as they were based on contracted rates that were the same as those charged to other vessels managed by SSM at the time the management agreements were entered into. This fee is $685 per vessel per day.

(4)
We have an Amended Administrative Services Agreement with SSH, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for the reasonable direct or indirect expenses that are incurred on our behalf. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. The expenses incurred under this agreement were as follows, and were recorded in general and administrative expenses in the consolidated statements of income or loss.

•
The expense for the year ended December 31, 2016 of $9.5 million included (i) administrative fees of $7.3 million charged by SSH, (ii) restricted stock amortization of $1.6 million, which relates to the issuance of an aggregate of 795,000 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014, July 2015 and July 2016, and (iii) the reimbursement of expenses of $0.6 million.

•
The expense for the year ended December 31, 2015 of $7.9 million included (i) administrative fees of $6.8 million charged by SSH, (ii) restricted stock amortization of $0.9 million, which relates to the issuance of an aggregate of 508,500 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014 and July 2015 and (iv) the reimbursement expenses of $0.2 million.

•
The expense for the year ended December 31, 2014 of $3.5 million included (i) administrative fees of $3.1 million charged by SSH, (ii) restricted stock amortization of $0.3 million, which relates to the issuance of an aggregate 218,000 shares of restricted stock to SSH employees for no cash consideration in May and September 2014 and (iii) the reimbursement of expenses of $0.1 million.

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2016	2015
Assets:
Accounts receivable (due from the Scorpio Group Pools) (1)	$40,680	$59,475
Accounts receivable and prepaid expenses (SSM) (2)	4,233	2,348
Other assets (pool working capital contributions) (3)	19,217	19,256
Liabilities:
Accounts payable and accrued expenses (SSM)	653	484
Accounts payable and accrued expenses (SSH)	90	77
Accounts payable and accrued expenses (SCM)	53	175
Accounts payable and accrued expenses (owed to the Scorpio Group Pools)	15	610

(1)
Accounts receivable due from the Scorpio Group Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of December 2016 and 2015 include $24.1 million and $8.6 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Group Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:

•
For vessels in the Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from each pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.

•
For vessels in the Scorpio MR Pool and Scorpio Panamax Tanker Pool, any contributions are repaid, without interest, when such vessel has earned sufficient net revenues to cover the value of such working capital contributed.  Accordingly, we classify such amounts as current (within accounts receivable).

•
For vessels in the Scorpio LR2 Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from each pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.

(2)	Accounts receivable and prepaid expenses from SSM relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.

(3)	Represents the non-current portion of working capital receivables as described above.
Prior to September 29, 2016, we paid SSH a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. As described above, this fee was eliminated for all vessel purchase or sale agreements entered into after September 29, 2016. These fees are capitalized as part of the carrying value of the related vessel for a vessel purchase and are included as part of the gain or loss on sale for a vessel disposal.

•
During the year ended December 31, 2016, we paid SSH an aggregate fee of $1.7 million in connection with the sales of STI Lexington, STI Mythos, STI Chelsea, STI Powai, and STI Olivia and a fee of $0.6 million for the purchase and delivery of STI Lombard. Additionally, we paid SCM an aggregate termination fee of $2.7 million that was due under the commercial management agreements and we paid SSM an aggregate termination fee of $2.5 million that was due under the technical management agreements as a result of the aforementioned vessel sales. The agreements to sell and acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Service Agreement. The aggregate fees paid to SCM, SSH and SSM are recorded within loss on sales of the vessels within the consolidated statements of income or loss.

•
During the year ended December 31, 2015, we paid SSH an aggregate fee of $12.6 million in connection with the purchase and delivery of 29 vessels and the sales of four vessels. Additionally, as a result of the sale of STI Highlander in 2015, we paid a $0.5 million termination fee due under the vessel's commercial management agreement with SCM and a $0.5 million termination fee due under the vessel's technical management agreement with SSM.

•
During the year ended December 31, 2014, we paid SSH an aggregate fee of $26.1 million, which consisted of $11.7 million related to the purchase and delivery of 33 vessels under our Newbuilding Program, $14.0 million relating to the purchase and sale of our seven VLCCs under construction, and $0.4 million relating to the sales of two vessels.

In 2011, we also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for vessels under our Newbuilding Program. During the years ended December 31, 2014, we were charged $0.02 million under this agreement. There were no costs incurred under this agreement during the years ended December 31, 2016 and 2015. Please see "Item 3. Key Information - D. Risk Factors - Risks Related to our Relationship with the Scorpio Group and its Affiliates."
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
During the period from our initial public offering in April 2010 through April 2013, we did not declare or pay any dividends to our shareholders. For the years ended December 31, 2016, 2015 and 2014, we paid aggregate dividends to our shareholders in the amount of $86.9 million, $87.1 million and $70.5 million, respectively. We have paid the following dividends per share in respect of the periods set forth below:

Date Paid	Dividends per Share
March 26, 2014	$0.080
June 12, 2014	$0.090
September 10, 2014	$0.100
December 12, 2014	$0.120
March 30, 2015	$0.120
June 10, 2015	$0.125
September 4, 2015	$0.125
December 11, 2015	$0.125
March 30, 2016	$0.125
June 24, 2016	$0.125
September 29, 2016	$0.125
December 22, 2016	$0.125
March 30, 2017*	$0.01

*Dividend is scheduled to be paid on or about March 30, 2017.
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
ITEM 9. OFFER AND THE LISTING
A. Offer and Listing Details
Since our initial public offering, our shares of common stock have traded on the NYSE under the symbol “STNG”. The high and low market prices for our shares of common stock on the NYSE are presented for the periods listed below:

For the Year Ended	High	Low
December 31, 2012	$7.50	$4.93
December 31, 2013	12.48	6.92
December 31, 2014	11.91	6.48
December 31, 2015	11.64	7.50
December 31, 2016	7.99	3.61

For the Quarter Ended:	High	Low
March 31, 2015	$9.64	$7.64
June 30, 2015	10.51	8.92
September 30, 2015	11.64	8.34
December 31, 2015	10.33	7.50
March 31, 2016	7.99	4.66
June 30, 2016	6.70	4.10
September 30, 2016	5.53	4.05
December 31, 2016	5.00	3.61
March 31, 2017 (through and including March 15, 2017)	4.93	3.50

Most Recent Six Months:	High	Low
September 2016	$5.33	$4.51
October 2016	5.00	3.68
November 2016	4.63	3.61
December 2016	4.82	3.92
January 2017	4.93	3.66
February 2017	4.48	3.50
March 2017 (through and including March 15, 2017)	4.17	3.73
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
B. Memorandum and Articles of Association

Our amended and restated articles of incorporation have been filed as Exhibit 3.1 to Amendment No. 2 to our Registration Statement on Form F-1 (Registration No. 333-164940), filed with the SEC on March 18, 2010. Our amended and restated bylaws are filed as Exhibit 1.2 to our Annual Report on Form 20-F filed with the SEC on June 29, 2010. In June 2014, after receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to increase our authorized common stock to 400,000,000 from 250,000,000. This amendment to our Amended and Restated Articles of Incorporation is filed as Exhibit 1.3 to our Annual Report on Form 20-F filed with the SEC on March 31, 2015. The information contained in these exhibits is incorporated by reference herein.
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
Authorized capitalization
Under our amended and restated articles of incorporation, as amended, we have authorized 425,000,000 registered shares, consisting of 400,000,000 common shares, par value $0.01 per share, of which 174,629,755 shares were issued and outstanding as of March 15, 2017, and 25,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.
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
Registrar and Transfer Agent
The registrar and transfer agent for our common shares is Computershare Trust Company, N.A.
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
United States Federal Income Taxation of Operating Income: In General
We earn and anticipate that we will continue to earn substantially all our income from the hiring or leasing of vessels for use on a time charter basis, from participation in a pool or from the performance of services directly related to those uses, all of which we refer to as Shipping Income.
Unless exempt from United States federal income taxation under the rules of Section 883 of the Code, or Section 883, as discussed below, a foreign corporation such as us will be subject to United States federal income taxation on its Shipping Income that is treated as derived from sources within the United States, which we refer to as “United States Source Shipping Income.” For United States federal income tax purposes, “United States Source Shipping Income” includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.
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
For our 2016 taxable tax year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.

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
It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the “Trading Frequency Test”; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the “Trading Volume Test.” We currently satisfy and anticipate that we will continue to satisfy the Trading Frequency Test and Trading Volume Test. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and Trading Volume Tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.
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
We believe that we currently satisfy the Publicly-Traded Test and intend to take this position on our United States federal income tax return for the 2016 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.
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
United States Federal Income Taxation of Gain on Sale of Vessels
If we qualify for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of our vessels, then a gain from the sale of any such vessel should likewise be exempt from United States federal income tax under Section 883. If, however, our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883, then any gain on the sale of a vessel will be subject to United States federal income tax if such sale occurs in the United States. To the extent possible, we intend to structure the sales of our vessels so that the gain therefrom is not subject to United States federal income tax. However, there is no assurance we will be able to do so.
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
As used herein, the term United States Holder means a beneficial owner of common shares that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.
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
Dividends paid on our common shares to a United States Holder who is an individual, trust or estate, or a United States Non-Corporate Holder, will generally be treated as “qualified dividend income” that is taxable to such United States Non-Corporate Holder at preferential tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we believe we have not been, we believe we are not and do not anticipate being in the future); (3) the United States Non-Corporate Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Any distributions out of earnings and profits we pay which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

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
Based on our current operations and future projections, we do not believe that we have been, are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that we own and operate in connection with the production of such income, in particular, the vessels, should not constitute assets that produce or are held for the production of passive income for purposes of determining whether we are a PFIC. Therefore, based on our current operations and future projections, we should not be treated as a PFIC with respect to any taxable year. There is substantial legal authority supporting this position, consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. Furthermore, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.
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
Taxation of United States Holders Making a Timely QEF Election
If a United States Holder makes a timely QEF election, which United States Holder we refer to as an Electing Holder, the Electing Holder must report for United States federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of United States Non-Corporate

Holders would be eligible for preferential capital gain tax rates. The Electing Holder’s adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A United States Holder would make a timely QEF election for our shares by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when we were a PFIC. If we were to be treated as a PFIC for any taxable year, we would provide each United States Holder with all necessary information in order to make the QEF election described above.
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
Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election
 Finally, if we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a Non-Electing Holder, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

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

United States Federal Income Taxation of Non-United States Holders
 A beneficial owner of common shares (other than a partnership) that is not a United States Holder is referred to herein as a Non-United States Holder.
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
Based on the floating rate debt at December 31, 2016 and 2015, a one-percentage point increase in the floating interest rate would increase interest expense by $15.0 million and $16.3 million per year, respectively. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of December 31,
In thousands of U.S. dollars	2017	2018 - 2019	2020 - 2021	Thereafter
Principal payments floating rate debt (unhedged)	$305,562	$268,434	$870,874	$53,208
Principal payments fixed rate debt	51,750	348,500	53,750	—
Total principal payments on outstanding debt	$357,312	$616,934	$924,624	$53,208
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. We currently have five vessels on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $31.1 million and $31.4 million for the years ended December 31, 2016 and 2015, respectively.
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
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15e ) as of December 31, 2016. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2016 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
B. Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2016 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting was effective as of December 31, 2016 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
The Company’s internal control over financial reporting, at December 31, 2016, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. Their audit report on the effectiveness of internal control over financial reporting is presented in “Item 18. Financial Statements.”
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
ITEM 16B. CODE OF ETHICS
We have adopted a code of ethics applicable to our officers, directors, employees and agents, which complies with applicable guidelines issued by the SEC. Our code of ethics as in effect on the date hereof, has been filed as an exhibit to this annual report and is also available on our website at www.scorpiotankers.com.
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
A. Audit Fees
Our principal accountant for fiscal years ended December 31, 2016 and 2015 was PricewaterhouseCoopers Audit (Marseille, France) and the audit fee for those periods was $601,037 and $553,000, respectively.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In May 2015, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of our common stock and bonds, which currently consist of our (i) Convertible Notes (ii) Senior Notes Due 2020 (NYSE: SBNA), and (iii) Senior Notes Due 2017 (NYSE: SBNB). This program replaced our stock buyback program that was previously announced in July 2014 and was terminated in conjunction with this new repurchase program.
During the year ended December 31, 2016, we have repurchased the following:

•	an aggregate of 2,956,760 of our common shares that are being held as treasury shares at an average price of $5.58 per share.

•	$10.0 million aggregate principal amount of our Convertible Notes at an average price of $839.28 per $1,000 principal amount.

The amounts of our common shares purchased in 2016 by month, including commissions, are set out in the table below:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum amount that may yet be expected on share repurchases under program
January 2016	2,299,606	$5.96	2,299,606	$164,539,494
July 2016	657,154	$4.26	657,154	$153,348,320	(1)
Total	2,956,760	$5.58	2,956,760	$153,348,320

(1) The amount authorized for repurchase was reduced by $8.4 million as we repurchased $10.0 million face value of our Convertible Notes in March 2016 and June 2016 at an average price of $839.28 per $1,000 principal amount under this program. This repurchase is not reflected in the above table.
We had $153.3 million remaining available under our Securities Repurchase Program as of March 15, 2017. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
There were 174,629,755 common shares outstanding as of March 15, 2017.

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
There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. The Marshall Islands law and our bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2016 and through the date of this annual report, our non-management directors met in executive session five times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.
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

4.1	2010 Revolving Credit Facility, as amended and restated on July 12, 2011 (6)
4.2	Letter Agreement to 2010 Revolving Credit Facility (as amended and restated on July 12, 2011), dated September 22, 2011 (6)
4.3	First Amendatory Agreement to 2010 Revolving Credit Facility (as amended and restated on July 12, 2011), dated December 22, 2011 (6)
4.4	2010 Equity Incentive Plan (3)
4.5	2013 Amended and Restated Equity Incentive Plan (8)
4.6	Administrative Services Agreement between the Company and Liberty Holding Company Ltd. (2)
4.6(a)	Deed of Amendment between the Company, SSH, SCM and SSM dated September 29, 2016
4.7	Master Agreement between the Company, SSM and SCM dated January 24, 2013 (7)
4.7(a)	Amended and Restated Master Agreement between the Company, SSM and SCM dated November 15, 2016
4.8	STI Spirit Credit Facility, dated March 9, 2011 (4)
4.9	Letter Agreement to STI Spirit Credit Facility, dated September 28, 2011 (6)
4.10	First Amendatory Agreement to STI Spirit Credit Facility, dated December 30, 2011 (6)
4.11	2011 Credit Facility, dated May 3, 2011 (6)
4.12	Letter Agreement to 2011 Credit Facility, dated September 22, 2011 (6)
4.12(a)	Letter Agreement to 2011 Credit Facility, dated August 9, 2016
4.13	First Amendatory Agreement to 2011 Credit Facility, dated June 27, 2011 (6)
4.14	Second Amendatory Agreement to 2011 Credit Facility, dated December 22, 2011 (6)
4.15	Newbuilding Credit Facility, dated December 21, 2011 (6)
4.16	2013 Credit Facility, dated July 2, 2013 (8)
4.17	KEXIM Credit Facility, dated February 28, 2014 (8)
4.17(a)	Second Amendment Agreement to KEXIM Credit Facility, dated June 1, 2016
4.18	K-Sure Credit Facility, dated February 24, 2014 (8)
4.18(a)	Letter Agreement to KSURE Credit Facility, dated July 15, 2016
4.19	Second Supplemental Agreement to ING Credit Facility, dated February 29, 2016 (12)
4.20	ABN AMRO Credit Facility, dated July 16, 2015 (12)
4.21	First Amendment Agreement to ABN AMRO Credit Facility, dated September 15, 2015 (12)
4.22	Second Amendment Agreement to ABN AMRO Credit Facility, dated October 20, 2015 (12)
4.23	Credit Suisse Credit Facility, dated October 30, 2015 (12)
4.24	BNP Paribas Credit Facility, dated December 18, 2015 (12)
4.24(a)	Amendment and Restatement to BNP Paribas Credit Facility, dated December 29, 2016

4.25	Scotiabank Credit Facility, dated June 2, 2016
4.25(a)	Guarantee, dated June 2, 2016, relating to the Scotiabank Credit Facility
4.26	NIBC Credit Facility, dated June 30, 2016
4.26(a)	Guarantee, dated June 30, 2016, relating to the NIBC Credit Facility
4.27	2016 Credit Facility, dated August 30, 2016
4.28	DVB Credit Facility, dated September 8, 2016
4.29	HSH Nordbank Credit Facility, dated January 26, 2017
4.30	2017 Credit Facility, dated March 10, 2017
8.1	Subsidiaries of the Company
11.1	Code of Ethics
11.2	Whistleblower Policy (8)
11.3	Whistleblower Policy - Environmental (8)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Drewry Shipping Consultants, Ltd.

(1)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 1) (File No. 333-164940) on March 10, 2010, and incorporated by reference herein.

(2)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010, and incorporated by reference herein.

(3)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on June 29, 2010, and incorporated by reference herein.

(4)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on April 21, 2011, and incorporated by reference herein.

(5)	Filed as an Exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-173929) on May 4, 2011, and incorporated by reference herein.

(6)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F on April 13, 2012, as amended, and incorporated by reference herein.

(7)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F on March 29, 2013, and incorporated by reference herein.

(8)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 31, 2014, and incorporated by reference herein.

(9)	Filed as an Exhibit to the Company’s Report on Form 6-K on May 13, 2014, and incorporated by reference herein.

(10)	Filed as an Exhibit to the Company’s Report on Form 6-K on October 31, 2014, and incorporated by reference herein.

(11)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 31, 2015, and incorporated by reference herein.

(12)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 18, 2016, and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Dated March 16, 2017

Scorpio Tankers Inc.
(Registrant)

/s/ Emanuele Lauro
Emanuele Lauro
Chief Executive Officer

SCORPIO TANKERS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Scorpio Tankers Inc. and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Monaco, Principality of Monaco

March 16, 2017

/s/ PricewaterhouseCoopers Audit

Scorpio Tankers Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2016 and 2015

		As of
In thousands of U.S. dollars	Notes	December 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	2	$99,887	$200,970
Accounts receivable	3	42,329	69,017
Prepaid expenses and other current assets		9,067	3,585
Derivative financial instruments	12	116	—
Inventories		6,122	6,575
Total current assets		157,521	280,147
Non-current assets
Vessels and drydock	4/6	2,913,254	3,087,753
Vessels under construction	5/6	137,917	132,218
Other assets	7	21,495	23,337
Total non-current assets		3,072,666	3,243,308
Total assets		$3,230,187	$3,523,455
Current liabilities
Current portion of long-term debt	11	353,012	124,503
Finance lease liability	11	—	53,372
Accounts payable	9	9,282	25,683
Accrued expenses	10	23,024	32,643
Derivative financial instruments	12	—	1,175
Total current liabilities		385,318	237,376
Non-current liabilities
Long-term debt	11	1,529,669	1,872,114
Derivative financial instruments	12	—	80
Total non-current liabilities		1,529,669	1,872,194
Total liabilities		1,914,987	2,109,570
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 400,000,000 shares authorized; 174,629,755 and 175,335,400 issued and outstanding shares as of December 31, 2016 and December 31, 2015, respectively.	14	2,247	2,224
Additional paid-in capital	14	1,756,769	1,729,314
Treasury shares	14	(443,816)	(427,311)
Retained earnings		—	109,658
Total shareholders’ equity		1,315,200	1,413,885
Total liabilities and shareholders’ equity		$3,230,187	$3,523,455

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Income or Loss
For the years ended December 31, 2016, 2015 and 2014

		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	Notes	2016	2015	2014
Revenue
Vessel revenue	16	$522,747	$755,711	$342,807
Operating expenses
Vessel operating costs		(187,120)	(174,556)	(78,823)
Voyage expenses		(1,578)	(4,432)	(7,533)
Charterhire	17	(78,862)	(96,865)	(139,168)
Depreciation	4	(121,461)	(107,356)	(42,617)
General and administrative expenses	18	(54,899)	(65,831)	(48,129)
Write down of vessels held for sale and net loss on sales of vessels	4	(2,078)	(35)	(3,978)
Write-off of vessel purchase options	5	—	(731)	—
Gain on sale of VLCCs	5	—	—	51,419
Gain on sale of Dorian shares	8	—	1,179	10,924
Re-measurement of investment in Dorian	8	—	—	(13,895)
Total operating expenses		(445,998)	(448,627)	(271,800)
Operating income		76,749	307,084	71,007
Other (expense) and income, net
Financial expenses	19	(104,048)	(89,596)	(20,770)
Realized gain on derivative financial instruments	12	—	55	17
Unrealized gain / (loss) on derivative financial instruments	12	1,371	(1,255)	264
Financial income		1,213	145	203
Share of income from associate	8	—	—	1,473
Other expenses, net		(188)	1,316	(103)
Total other expense, net		(101,652)	(89,335)	(18,916)
Net (loss) / income		$(24,903)	$217,749	$52,091
Attributable to:
Equity holders of the parent		$(24,903)	$217,749	$52,091
(Loss) / earnings per share
Basic	21	$(0.15)	$1.35	$0.30
Diluted	21	$(0.15)	$1.20	$0.30
Basic weighted average shares outstanding	21	161,118,654	161,436,449	171,851,061
Diluted weighted average shares outstanding	21	161,118,654	199,739,326	176,292,802

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income or Loss
For the years ended December 31, 2016, 2015 and 2014

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2016	2015	2014
Net (loss) / income		$(24,903)	$217,749	$52,091
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss
Change in value of available for sale investment	8	—	10,801	(10,801)
Cash flow hedges
Unrealized gain on derivative financial instruments	12	—	77	135
Other comprehensive income / (loss)		—	10,878	(10,666)
Total comprehensive (loss) / income		$(24,903)	$228,627	$41,425
Attributable to:
Equity holders of the parent		$(24,903)	$228,627	$41,425

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2016, 2015 and 2014

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	(Accumulated deficit) / retained earnings	Accumulated other comprehensive (loss) / income	Total
Balance as of January 1, 2014	198,791,502	$1,999	$1,536,945	$(7,938)	$(80,071)	$(212)	$1,450,723
Net income for the period	—	—	—	—	52,091	—	52,091
Other comprehensive loss	—	—	—	—	—	(10,666)	(10,666)
Issuance of restricted stock	3,362,176	34	(34)	—	—	—	—
Amortization of restricted stock	—	—	29,726	—	—	—	29,726
Dividends paid, $0.39 per share (1)	—	—	(70,495)	—	—	—	(70,495)
Purchase of treasury shares	(37,579,136)	—	—	(343,345)	—	—	(343,345)
Equity component of the Convertible Notes, net of issuance costs (see Note 11)	—	—	59,464	—	—		59,464
Shares issued for acquisition of vessels	—	—	(4,650)	—	—	—	(4,650)
Balance as of December 31, 2014	164,574,542	$2,033	$1,550,956	$(351,283)	$(27,980)	$(10,878)	$1,162,848

Balance as of January 1, 2015	164,574,542	$2,033	$1,550,956	$(351,283)	$(27,980)	$(10,878)	$1,162,848
Net income for the period	—	—	—	—	217,749	—	217,749
Other comprehensive income	—	—	—	—	—	10,878	10,878
Net proceeds from follow on offerings	17,177,123	172	152,022	—	—	—	152,194
Issuance of restricted stock	1,857,444	19	(19)	—	—	—	—
Amortization of restricted stock	—	—	33,687	—	—	—	33,687
Dividends paid, $0.495 per share (1)	—	—	(6,945)	—	(80,111)	—	(87,056)
Purchase of treasury shares	(8,273,709)	—	—	(76,028)	—	—	(76,028)
Equity component of repurchase of the Convertible Notes (see Note 11)	—	—	(387)	—	—	—	(387)
Balance as of Balance as of December 31, 2015	175,335,400	$2,224	$1,729,314	$(427,311)	$109,658	$—	$1,413,885

Balance as of January 1, 2016	175,335,400	$2,224	$1,729,314	$(427,311)	$109,658	$—	$1,413,885
Net loss for the period	—	—	—	—	(24,903)	—	(24,903)
Issuance of restricted stock, net of forfeitures	2,251,115	23	(23)	—	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	30,207	—	—	—	30,207
Dividends paid, $0.50 per share (1)	—	—	(2,168)	—	(84,755)	—	(86,923)
Purchase of treasury shares	(2,956,760)	—	—	(16,505)	—	—	(16,505)
Equity issuance costs	—	—	(24)	—	—	—	(24)
Equity component of repurchase of the Convertible Notes (see Note 11)	—	—	(537)	—	—	—	(537)
Balance as of December 31, 2016	174,629,755	$2,247	$1,756,769	$(443,816)	$—	$—	$1,315,200
(1) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Cash Flow Statements
For the years ended December 31, 2016, 2015 and 2014

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2016	2015	2014
Operating activities
Net (loss) / income		$(24,903)	$217,749	$52,091
Gain on sale of VLCCs		—	—	(51,419)
Gain on sale of Dorian Shares	8	—	(1,179)	(10,924)
Re-measurement of investment in Dorian	8	—	—	13,895
Loss from sales of vessels	4	2,078	35	3,978
Write-off of vessel purchase options	5	—	731	—
Depreciation	4	121,461	107,356	42,617
Amortization of restricted stock	14	30,207	33,687	29,726
Amortization of deferred financing fees		14,149	14,688	4,362
Write-off of deferred financing fees		14,479	2,730	472
Straight-line adjustment for charterhire expense		—	—	3
Share of profit from associate	8	—	—	(1,473)
Unrealized (gain) / loss on derivative financial instruments	12	(1,371)	1,255	(264)
Amortization of acquired time charter contracts		65	513	478
Accretion of Convertible Notes	11	11,562	11,096	5,330
Gain on repurchase of Convertible Notes		(994)	(46)	—
		166,733	388,615	88,872
Changes in assets and liabilities:
Drydock payments		—	—	(1,290)
Decrease / (increase) in inventories		564	(1,909)	(3,218)
Decrease / (increase) in accounts receivable		26,688	9,184	(5,660)
Increase in prepaid expenses and other current assets		(5,546)	(1,615)	(154)
Decrease / (increase) in other assets		2,045	(14,153)	(2,901)
(Decrease) / increase in accounts payable		(2,487)	775	6,471
(Decrease) / increase in accrued expenses		(9,486)	11,206	12,070
Interest rate swap termination payment		—	(128)	(274)
		11,778	3,360	5,044
Net cash inflow from operating activities		178,511	391,975	93,916
Investing activities
Acquisition of vessels and payments for vessels under construction		(126,842)	(905,397)	(1,403,181)
Proceeds from disposal of vessels		158,175	90,820	213,670
Proceeds from sale of Dorian shares		—	142,436	—
Deposit (returned)/received for vessel purchases		—	(31,277)	31,277
Net cash inflow / (outflow) from investing activities		31,333	(703,418)	(1,158,234)
Financing activities
Debt repayments		(753,431)	(226,260)	(74,674)
Issuance of debt		565,028	643,550	1,219,784
Debt issuance costs		(10,679)	(8,497)	(45,670)
(Repayment) / proceeds of Convertible Notes		(8,393)	(1,632)	360,000
Convertible Notes issuance costs		—	—	(10,993)

Gross proceeds from issuance of common stock	—	159,747	—
Equity issuance costs	(24)	(7,554)	(42)
Dividends paid	(86,923)	(87,056)	(70,495)
Repurchase of common stock	(16,505)	(76,028)	(276,294)
Net cash (outflow) / inflow from financing activities	(310,927)	396,270	1,101,616
(Decrease) / increase in cash and cash equivalents	(101,083)	84,827	37,298
Cash and cash equivalents at January 1,	200,970	116,143	78,845
Cash and cash equivalents at December 31,	$99,887	$200,970	$116,143
Supplemental information:
Interest paid	$69,008	$63,418	$24,507

As of December 31, 2015, we accrued $13.8 million for installment payments on vessels under our Newbuilding Program. These payments were made in January 2016.

In May 2014, we acquired 7,500,000 of our common shares from an existing shareholder in exchange for the sale to said shareholder of 3,422,665 common shares in Dorian LPG Ltd., or Dorian, in a privately negotiated transaction. The value of the acquired shares was $67.1 million, and we recognized a gain of $10.9 million.

These items represent significant non-cash transactions incurred during the years ended December 31, 2016, 2015 and 2014.
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
Our fleet at December 31, 2016 consisted of 77 product tankers (14 Handymax, 42 MR and 21 LR2), 16 time chartered-in product tankers (five Handymax, eight MR, one LR1 and two LR2) and ten product tankers under construction (two LR2 and eight MR).
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which, Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. SCM’s services include securing employment, in pools, in the spot market, and on time charters.
Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
We also have an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to subsidiaries of SSH. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.
Basis of accounting
The consolidated financial statements incorporate the financial statements of Scorpio Tankers Inc. and its subsidiaries. The consolidated financial statements have been presented in United States dollars, or USD or $, which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries, and have been authorized for issue by the Board of Directors on March 16, 2017. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board and on a historical cost basis, except for the revaluation of certain financial instruments.
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

(2)	Time charter revenue is recognized as services are performed based on the daily rates specified in the time charter contract.

(3)
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
Vessel operating costs
Vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lubricating oil consumption, communication expenses, and technical management fees, are expensed as incurred. The procurement of these services is managed on our behalf by our technical manager, SSM (see Note 15).
(Loss) / earnings per share
Basic (loss) / earnings per share is calculated by dividing net (loss) / income attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted (loss) / earnings per share is calculated by adjusting the net (loss) / income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to reduce a loss per share or increase earnings per share.
In the years ended December 31, 2016, 2015 and 2014, there were potentially dilutive items as a result of our Equity Incentive Plans (see Note 14) and our convertible senior notes due 2019, or the Convertible Notes, (as described in Note 11). Potentially dilutive items related to our Equity Incentive Plans were excluded from the composition of diluted earnings per share for the year ended December 31, 2016 because their effect would have been anti-dilutive. Potentially dilutive items related to our Convertible Notes were excluded from the composition of diluted earnings per share for the years ended December 31, 2016 and December 31, 2014 because their effect would have been anti-dilutive.
We apply the if-converted method when determining diluted (loss) / earnings per share. This requires the assumption that all potential ordinary shares have been converted into ordinary shares at the beginning of the period or, if not in existence at the beginning of the period, the date of the issue of the financial instrument or the granting of the rights by which they are granted. Under this method, once potential ordinary shares are converted into ordinary shares during the period, the dividends, interest and other expense associated with those potential ordinary shares will no longer be incurred. The effect of conversion, therefore, is to increase income (or reduce losses) attributable to ordinary equity holders as well as the number of shares in issue. Conversion will not be assumed for purposes of computing diluted earnings per share if the effect would be anti-dilutive.

Charterhire expense
Charterhire expense is the amount we pay to vessel owners to time or bareboat charter-in vessels.  The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, profit sharing or current market rates.  In a time charter-in arrangement, the vessel’s owner is responsible for crewing and other vessel operating costs, whereas these costs are the responsibility of the charterer in a bareboat charter-in arrangement. Charterhire expense is recognized ratably over the charterhire period.
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
In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statements of income or loss. The amounts charged to the consolidated statements of income or loss during the years ended December 31, 2016, 2015 and 2014 were not material.
Segment reporting
During the years ended December 31, 2016, 2015 and 2014, we owned or chartered-in vessels spanning four different vessel classes, Handymax, MR, LR1/Panamax, and LR2, all of which earn revenues in the seaborne transportation of refined petroleum products in the international shipping markets. Each vessel within its respective class qualifies as an operating segment under IFRS. However, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.
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
When we have committed to a sale plan involving the loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether we will retain a non-controlling interest in our former subsidiary after the sale.
Vessels under construction
As of December 31, 2016 and 2015, we had ten and 12 vessels under construction, respectively. Vessels under construction are measured at cost and include costs incurred that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These costs include installment payments made to the shipyards, directly attributable financing costs, professional fees and other costs deemed directly attributable to the construction of the asset.
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
Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time (for example, the time period necessary to construct a vessel) to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.
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
 We accounted for our investment in Dorian under the equity method from the date of our initial investment in November 2013 through October 29, 2014, the date we lost significant influence over Dorian's financial and operating policy decisions. Subsequent to that date, we accounted for this investment as an available for sale financial asset. This investment was sold in July 2015.
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
Financial assets are classified into the following specified categories: financial assets "at fair value through profit or loss", or FVTPL, "available-for-sale" and "loans and receivables". The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.
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
Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified as "loans and receivables," "held-to-maturity" or FVTPL. Available-for-sale financial assets are recognized initially at fair value. Subsequent to initial recognition, any change in fair value is recorded in other comprehensive income or loss. Any dividends received or impairment losses are recorded directly in income or loss. Upon the sale of the assets, the difference between the carrying amount and the sum of (i) the consideration received and (ii) any cumulative gain / loss that had been recognized in other comprehensive income or loss will be recognized in the statement of income or loss.
Available for sale financial assets consisted of our investment in Dorian during the years ending December 31, 2015 and 2014. This investment was sold in July 2015.
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
 Financial liabilities
Financial liabilities are classified as either financial liabilities at FVTPL or ‘other financial liabilities’.
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
Convertible debt instruments
In June 2014, we completed an offering for $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the Convertible Notes, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities’ Act of 1933 (as further described in Note 11). Under International Accounting Standard 32, or IAS 32, we must separately account for the liability and equity components of convertible debt instruments (such as the Convertible Notes) in a manner that reflects the issuer’s economic interest cost. Under this methodology, the instrument is split between its liability and equity components upon initial recognition. The fair value of the liability is measured first, by estimating the fair value of a similar liability that does not have any associated equity conversion option. This becomes the liability’s carrying amount at initial recognition, which is recorded as part of Debt on the consolidated balance sheet. The equity component (the conversion feature) is assigned the residual amount after deducting the amount separately determined for the liability component from the fair value of the instrument as a whole and is recorded as part of Additional paid-in capital within stockholders’ equity on the consolidated balance sheet. Issuance costs are allocated proportionately between the liability and equity components.
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
Derivative financial instruments
Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in income or loss depends on the nature of the hedging relationship. During the years ended December 31, 2015 and 2014, we designated certain derivatives as hedges of highly probable forecast transactions (cash flow hedges) as described further below.
A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months, and it is not expected to be realized or settled within 12 months.
Our derivative financial instruments for the years ended December 31, 2016, 2015 and 2014 consisted of interest rate swaps and/or profit or loss sharing arrangements on time chartered-in vessels with third parties. See Note 12 for further description of these instruments.
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
Derivative financial instruments are initially recognized on the balance sheet at fair value at the date the derivative contract is entered into and are subsequently measured at their fair value as derivative assets or derivative liabilities, respectively. Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in other comprehensive income. Changes in fair value of a portion of a hedge deemed to be ineffective are recognized in income or loss. Hedge effectiveness is measured quarterly.
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
For the years ended December 31, 2015 and 2014, we were party to derivative financial instruments to manage our exposure to interest rate fluctuations on our 2011 Credit Facility and 2010 Revolving Credit Facility. The interest rate swaps relating to the 2011 Credit Facility were designated and accounted for as cash flow hedges, and the interest rate swaps relating to the 2010 Revolving Credit Facility were designated at fair value through profit or loss for the years ended December 31, 2015, and 2014. The interest rate swaps under our 2010 Revolving Credit Facility were terminated in March 2015 and the interest rate swaps under our 2011 Credit Facility expired in June 2015 as further described in Note 12.
Finance Lease
In July 2015, we reached an agreement to purchase an LR2 product tanker that was then under construction at Daewoo Shipbuilding and Marine Engineering, or DSME, for a purchase price of $59.0 million. As part of this agreement, we agreed to bareboat charter-in the vessel for up to nine months at $10,000 per day with a purchase obligation at the conclusion of the bareboat charter, which expired in April 2016. This bareboat charter-in agreement was accounted for as a finance lease. Finance leases are recognized as an asset and as a liability in the amount equal to the fair market value of the leased vessel or if lower, the present value of the minimum lease payments. Any initial direct costs to us are added to the amount recognized as an asset. The bareboat charter payments were allocated between the finance charge and the reduction of the outstanding liability. The interest element of the bareboat charter payment was recorded within "Financial Expenses" on the consolidated statements of income or loss.

Equity instruments
An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.
We had 174,629,755 and 175,335,400 registered shares authorized, issued and outstanding with a par value of $0.01 per share at December 31, 2016 and December 31, 2015, respectively. These shares provide the holders with the same rights to dividends and voting rights.
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
The significant judgments and estimates are as follows:
Revenue recognition
Our revenue is primarily generated from time charters, spot voyages, or pools (see Note 16 for the components of our revenue generated during the years ended December 31, 2016, 2015 and 2014). Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.
We generated revenue from spot voyages during the years ended December 31, 2015 and 2014. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.
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
For the period ended December 31, 2016, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we compared the carrying amount of our vessels to their fair values less costs to sell (determined by taking into consideration two independent broker valuations). If the carrying amount of our vessels was greater than the fair values less costs to sell, we prepared a value in use calculation where we estimated the vessel’s future cash flows based on a combination of the latest, published, forecast time charter rates for the next three years, a growth rate of 2.29% in freight rates in each period thereafter (which is based off of historical and forecast inflation rates) and our best estimates of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value, using a pre-tax discount rate of 8.70%.
At December 31, 2016, we had 77 vessels in our fleet and ten vessels under construction. The results of our impairment test were as follows:

•
All 77 vessels had fair values less costs to sell that were less than their carrying amount. Accordingly, we prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

•
We did not obtain independent broker valuations for our ten vessels under construction. To assess their carrying values for impairment, we prepared value in use calculations which resulted in no impairment being recognized.

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
Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2016
Standards and interpretations adopted during the period

•	IFRS 14 - Regulatory deferral accounts

•	Amendment to IFRS 11 - Joint arrangements

•	Amendment to IAS 16 & IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortization

•	Amendment to IAS 16 & IAS 41 - Agriculture: Bearer Plants

•	Amendment to IAS 27 - Equity Method in Separate Financial Statements

•	Amendment to IFRS 10, IFRS 12 and IAS 28 - Investment entities: Applying the Consolidation Exception

•	Amendment to IAS 1 - Disclosure Initiative

•	Annual improvements for IFRS Standards 2012-2014 cycle
The adoption of these standards did not have a material impact on these consolidated financial statements.

Standards and Interpretations issued not yet adopted
IFRS 15, Revenue from Contracts with Customers, was issued by the International Accounting Standards Board on May 28, 2014. IFRS 15 amends the existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. IFRS 15 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2018. Early adoption is permitted and the standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. We have not yet selected a transition method.
The adoption of this standard is not expected to have a material impact on the revenue recognized for our vessels that operate in pools or on time charter.  These arrangements qualify as single performance obligations that meet the criteria to recognize revenue ‘over time’ as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the vessel.  This method of revenue recognition is identical to our current accounting policy for these types of employment arrangements.  For vessels operating in the spot market, we also expect to recognize revenue over time however, the time period over which revenue is recognized is still being determined.
IFRS 16, Leases, was issued by the International Accounting Standards Board on January 13, 2016. IFRS 16 amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. The accounting for leases by lessors remains substantially unchanged from the existing standard under IAS 17. IFRS 16 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019.
Based on our operating fleet as of December 31, 2016, the standard will result in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to all or part of our existing bareboat chartered-in vessel commitments which are scheduled to expire in March 2019 and are currently reported as operating leases. We do not expect this standard to impact the accounting for our existing time chartered-out vessels which are scheduled to expire in the first quarter of 2019. Furthermore, the eventual expected impact of this standard cannot be estimated as we are unable to predict what our lease commitments will be at the end of 2018.
Additionally, at the date of authorization of these consolidated financial statements, the following Standards which have not been applied in these consolidated financial statements were issued but not yet effective. We do not expect that the adoption of these standards in future periods will have a material impact on our financial statements.

•	Annual improvements for IFRS Standards 2014 - 2016 cycle - Effective for annual periods beginning on or after January 1, 2017.

•
IFRS 9 - Financial Instruments - The standard reduces the number of categories of financial assets to three and simplifies the rules regarding hedge accounting. This standard is effective for annual periods beginning on or after January 1, 2018.

•	IAS 12 - Recognition of deferred tax assets for unrealized losses - clarifies certain aspects of IAS 12, Income Taxes. Effective for annual periods beginning on or after January 1, 2017.

•	IAS 7 - Disclosure initiative - statement of cash flows - requires disclosures on reconciliation of net interest-bearing debt. Effective for annual periods beginning on or after January 1, 2017.

•
Amendment to IFRS 2 - Share Based Payment Transactions - clarifies the standard in relation to the accounting for cash settled share based payment transactions that include a performance condition, the classification of share based payment transactions with net settlement features and the accounting for modifications of share based payment transactions from cash settled to equity settled. Effective for annual periods beginning on or after January 1, 2018.

•
IFRIC 22 - Foreign Currency Transactions and Advance Consideration - establishes the date for which to determine the exchange rate to use on the date of initial recognition of a non-monetary prepayment asset or deferred income liability. Effective for annual periods beginning on or after January 1, 2018.

•
Amendment to IAS 40 - Investment Property - Amends IAS 40 paragraph 57 to state that an entity shall transfer a property to, or from, investment property when, and only when, there is evidence of a change in use. Effective for annual periods beginning on or after January 1, 2018.

•
Amendment to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. Clarifies the recognition of gains and losses arising on the sale or contribution of assets that constitute a business and assets do not constitute a business. The effective date is pending.

2.	Cash and cash equivalents
The following table depicts the components of our cash as of December 31, 2016 and 2015:

	At December 31,
In thousands of U.S. dollars	2016	2015
Cash at banks	$99,053	$200,187
Cash on vessels	834	783
	$99,887	$200,970

3.	Accounts receivable

The following table depicts the components of our accounts receivable as of December 31, 2016 and 2015:

	At December 31,
In thousands of U.S. dollars	2016	2015
Scorpio MR Pool Limited	$28,611	$35,238
Scorpio LR2 Pool Limited	7,552	15,301
Scorpio Panamax Tanker Pool Limited	1,392	4,459
Scorpio Handymax Tanker Pool Limited	3,125	4,477
Receivables from the Scorpio Group Pools	40,680	59,475

SSM	—	2,346
Freight and time charter receivables	—	498
Insurance receivables	1,362	3,012
Other receivables	287	3,686
	$42,329	$69,017

Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Panamax Tanker Pool Limited, Scorpio Handymax Tanker Pool Limited and SSM are related parties, as described in Note 15. Amounts due from the pools relate to income receivables and receivables for working capital contributions which are expected to be collected within one year.

Freight and time charter receivables at December 31, 2015 represent amounts collectible from customers for our vessels operating in the spot market or on time charter.

Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.

We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. At December 31, 2016 and December 31, 2015, no material receivable balances were either past due or impaired.

4.	Vessels

Operating vessels and drydock

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2016	$3,188,367	$62,039	$3,250,406
Additions (1)	105,415	1,800	107,215
Disposal of vessels (2)	(166,992)	(3,750)	(170,742)
As of December 31, 2016	3,126,790	60,089	3,186,879

Accumulated depreciation and impairment
As of January 1, 2016	(146,063)	(16,590)	(162,653)
Charge for the period	(109,433)	(12,028)	(121,461)
Disposal of vessels (2)	9,286	1,203	10,489
As of December 31, 2016	(246,210)	(27,415)	(273,625)
Net book value
As of December 31, 2016	$2,880,580	$32,674	$2,913,254

Cost
As of January 1, 2015	$1,992,229	$41,012	$2,033,241
Additions (3)	1,221,361	21,838	1,243,199
Disposal of vessel (4)	(25,223)	(811)	(26,034)
As of December 31, 2015	3,188,367	62,039	3,250,406

Accumulated depreciation and impairment
As of January 1, 2015	(54,928)	(6,435)	(61,363)
Charge for the period	(96,390)	(10,966)	(107,356)
Disposal of vessel (4)	5,255	811	6,066
As of December 31, 2015	(146,063)	(16,590)	(162,653)
Net book value
As of December 31, 2015	$3,042,304	$45,449	$3,087,753

(1)	Additions in 2016 primarily relate to the deliveries of STI Grace and STI Jermyn and the corresponding calculation of notional drydock on these vessels.

(2)	Represents the net book value of STI Chelsea, STI Lexington, STI Powai, STI Olivia and STI Mythos, which were sold during the year ended December 31, 2016.

(3)	Additions in 2015 primarily relate to the deliveries of 27 vessels and corresponding calculations of notional drydock on these vessels.

(4)	Represents the net book value of STI Highlander, which was sold in October 2015.
Vessel deliveries
2016 Activity
We took delivery of the following vessels under our Newbuilding Program during the year ended December 31, 2016 resulting in an increase of $107.2 million in vessels from December 31, 2015:

		Month	Vessel
	Name	Delivered	Type
1	STI Grace	March 2016	LR2
2	STI Jermyn	June 2016	LR2
Additionally, in April 2016, we took ownership of STI Lombard, an LR2 product tanker that was previously bareboat chartered-in, and paid the remaining 90% of the purchase price, or $53.1 million, upon delivery. This bareboat charter-in agreement was accounted for as a finance lease in July 2015 and the vessel's carrying value was recorded at that date. Accordingly, the delivery of this vessel in April 2016 is not reflected as an addition in the above table. We drew down $26.5 million from our ING Credit Facility in April 2016 to partially finance this transaction.
2015 Activity
We took delivery of the following vessels during the year ended December 31, 2015, resulting in an increase of $1,243.2 million in vessels from December 31, 2014:

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
(1)    STI Lombard was delivered in August 2015 under a bareboat charter-in agreement for up to nine months at $10,000 per day. In April 2016, we took ownership of STI Lombard, at the conclusion of the bareboat agreement, and paid the remaining 90% of the purchase price, or $53.1 million, upon delivery.
Vessel Sales
In March 2015, we sold Venice to an unrelated third-party for net proceeds of $12.6 million and recognized a gain of $0.7 million. As a result of this sale, we repaid $6.1 million on our 2010 Credit Facility and wrote-off $4,850 of deferred financing fees.
In April 2015, we sold STI Heritage and STI Harmony to an unrelated third-party for aggregate net proceeds of $60.3 million and recognized an aggregate gain of $1.3 million. As a result of these sales, we made an aggregate repayment of $25.6 million on our 2010 Revolving Credit Facility and wrote-off a total of $21,564 of deferred financing fees.
In October 2015, we sold STI Highlander for net proceeds of $17.9 million and recognized a loss of $2.1 million. There was no debt repayment and no write-off of deferred financing fees from this transaction as this vessel was not collateralized under any of our credit facilities at the time of sale.

In February 2016, we reached an agreement with an unrelated third party to sell five 2014 built MR product tankers; STI Lexington, STI Mythos, STI Chelsea, STI Olivia, and STI Powai. Two vessels were sold in March 2016, one vessel was sold in April 2016 and two vessels were sold in May 2016. The aggregate net proceeds were $158.1 million, and we recognized an aggregate loss of $2.1 million as part of these sales.
As part of these sales of STI Lexington, STI Chelsea, STI Olivia, and STI Powai, we made an aggregate repayment of $73.5 million into our K-Sure Credit Facility, and as part of the sale of STI Mythos, we repaid $17.9 million on our 2013 Credit Facility. We also wrote off an aggregate of $3.2 million of deferred financing fees as part of these repayments.
In December 2016, we signed a non-binding term sheet with an unaffiliated third party to sell and leaseback, on a bareboat basis, three 2013 built MR product tankers. The selling price is $29.0 million per vessel and we expect to bareboat-in the vessels for a period of up to eight years for $8,800 per day per vessel. Upon completion, our liquidity is expected to increase by approximately $29.0 million after the repayment of debt. We expect to have the option to repurchase these vessels beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement. This transaction is subject customary conditions precedent and the execution of definitive documentation. Furthermore, this transaction did not meet the criteria set forth under IFRS 5 as 'held for sale' as of December 31, 2016 as the sale was not considered highly probable at that date.
Collateral agreements
The following table represents vessels provided as collateral under our secured loan agreements (which are described in Note 11) as of December 31, 2016:

Credit Facility	Vessel Name	Net Book Value (In millions of U.S. dollars)
2011 Credit Facility	STI Beryl	$31.7
2011 Credit Facility	STI Duchessa	30.8
2011 Credit Facility	STI Emerald	32.5
2011 Credit Facility	STI Larvotto	32.2
2011 Credit Facility	STI Le Rocher	32.2
2011 Credit Facility	STI Onyx	32.7
2011 Credit Facility	STI Sapphire	32.6
2016 Credit Facility	STI Amber	32.5
2016 Credit Facility	STI Aqua	31.0
2016 Credit Facility	STI Benicia	36.2
2016 Credit Facility	STI Dama	31.0
2016 Credit Facility	STI Garnet	32.7
2016 Credit Facility	STI Meraux	35.3
2016 Credit Facility	STI Opera	30.6
2016 Credit Facility	STI Regina	31.2
2016 Credit Facility	STI Ruby	32.7
2016 Credit Facility	STI San Antonio	35.3
2016 Credit Facility	STI St. Charles	34.8
2016 Credit Facility	STI Texas City	34.9
2016 Credit Facility	STI Topaz	32.6
2016 Credit Facility	STI Venere	30.7
2016 Credit Facility	STI Virtus	30.8
2016 Credit Facility	STI Yorkville	31.6
ABN AMRO Credit Facility	STI Carnaby	57.7
ABN AMRO Credit Facility	STI Kingsway	57.5
ABN AMRO Credit Facility	STI Savile Row	57.2
ABN AMRO Credit Facility	STI Spiga	56.1
BNP Paribas Credit Facility	STI Battery	31.8

BNP Paribas Credit Facility	STI Memphis	35.6
DVB Credit Facility	STI Alexis	57.0
DVB Credit Facility	STI Milwaukee	37.3
DVB Credit Facility	STI Seneca	37.8
DVB Credit Facility	STI Wembley	30.2
ING Credit Facility	STI Black Hawk	36.0
ING Credit Facility	STI Grace	51.5
ING Credit Facility	STI Jermyn	52.5
ING Credit Facility	STI Lombard	58.4
ING Credit Facility	STI Osceola	37.7
ING Credit Facility	STI Pontiac	37.4
KEXIM Credit Facility	STI Acton	30.2
KEXIM Credit Facility	STI Brixton	29.6
KEXIM Credit Facility	STI Broadway	48.0
KEXIM Credit Facility	STI Camden	29.8
KEXIM Credit Facility	STI Clapham	30.4
KEXIM Credit Facility	STI Comandante	29.5
KEXIM Credit Facility	STI Condotti	49.0
KEXIM Credit Facility	STI Elysees	48.1
KEXIM Credit Facility	STI Finchley	30.1
KEXIM Credit Facility	STI Fulham	30.0
KEXIM Credit Facility	STI Hackney	29.6
KEXIM Credit Facility	STI Madison	48.5
KEXIM Credit Facility	STI Orchard	48.1
KEXIM Credit Facility	STI Park	48.5
KEXIM Credit Facility	STI Pimlico	29.7
KEXIM Credit Facility	STI Poplar	30.4
KEXIM Credit Facility	STI Sloane	49.0
KEXIM Credit Facility	STI Veneto	49.2
K-Sure Credit Facility	STI Battersea	30.0
K-Sure Credit Facility	STI Bronx	32.6
K-Sure Credit Facility	STI Brooklyn	32.7
K-Sure Credit Facility	STI Connaught	50.0
K-Sure Credit Facility	STI Gramercy	31.8
K-Sure Credit Facility	STI Hammersmith	30.8
K-Sure Credit Facility	STI Lauren	50.3
K-Sure Credit Facility	STI Manhattan	32.6
K-Sure Credit Facility	STI Mayfair	32.1
K-Sure Credit Facility	STI Notting Hill	36.2
K-Sure Credit Facility	STI Oxford	50.3
K-Sure Credit Facility	STI Queens	32.6
K-Sure Credit Facility	STI Rotherhithe	30.9
K-Sure Credit Facility	STI Soho	31.7
K-Sure Credit Facility	STI Tribeca	32.6
K-Sure Credit Facility	STI Westminster	36.4
K-Sure Credit Facility	STI Winnie	50.2

NIBC Credit Facility	STI Fontvieille	32.3
NIBC Credit Facility	STI Ville	32.5
Scotiabank Credit Facility	STI Rose	56.7

	Total	$2,913.3

5.	Vessels under construction
2015 Activity
In May 2015, we reached agreements with two unrelated third parties to purchase an aggregate of four LR2 product tankers, which were under construction at Sungdong Shipbuilding & Marine Engineering, or SSME, and Daehan Shipbuilding Company, or DHSC, for $60.0 million each.  STI Spiga and STI Savile Row were delivered in June 2015, STI Kingsway and STI Carnaby were delivered in August and September 2015, respectively.
In July 2015, we reached an agreement with an unrelated third party to purchase an MR product tanker, which was built in 2014 at SPP Shipbuilding Co. Ltd., or SPP, for $37.1 million. This vessel, STI Memphis, was delivered in August 2015.
In July 2015, we reached an agreement to purchase an LR2 product tanker, which was under construction at DSME, for $59.0 million. As part of this agreement, we agreed to make a deposit of $5.9 million and to bareboat charter-in the vessel for up to nine months at $10,000 per day. This vessel, STI Lombard, was delivered under the bareboat agreement in August 2015 and was accounted for as a finance lease. In April 2016, at the conclusion of the bareboat agreement, we took ownership of STI Lombard and paid the remaining purchase price of $53.1 million.
In July 2015, we purchased an MR product tanker from an unrelated third party, which was under construction at Hyundai Mipo Dockyard Co. Ltd., or HMD, for $37.0 million. This vessel, STI Black Hawk, was delivered in September 2015.
In August 2015, we signed contracts with HMD to construct four MR product tankers for $35.8 million per vessel with deliveries scheduled in the first, second and third quarters of 2017. As part of this agreement, we received options to construct up to ten additional MR product tankers with fixed delivery dates and at fixed prices.
In October 2015, we exercised four of the options received from HMD and signed agreements to construct four MR product tankers for $36.0 million each with deliveries scheduled in the third and fourth quarters of 2017 and first quarter of 2018.
In December 2015, four options to construct MR product tankers with HMD expired unexercised. As a result, we wrote-off $0.7 million for deposits made on these vessels during the year ended December 31, 2015.
During 2015, we were still party to the performance guarantees under the construction contracts with the shipyards for seven Very Large Crude Carriers, or VLCCs, under construction that we sold in March 2014. In September 2015, one of the shipyards novated the construction contracts for five of these vessels, and in January 2016, the other shipyard novated the construction contracts for the remaining two vessels thus releasing the Company from all guarantees.
No new vessels were ordered during 2016.
As of December 31, 2016, we had a total of ten newbuilding product tanker orders with HMD and SSME, which include eight MRs and two LR2s, for an aggregate purchase price of $387.4 million, of which $129.3 million in cash has been paid as of that date.
Capitalized interest

In accordance with IAS 23 “Borrowing Costs,” applicable interest costs are capitalized during the period that vessels are under construction. For the years ended December 31, 2016 and 2015, we capitalized interest expense for the vessels under construction of $6.3 million and $5.6 million, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 4.7% and 4.7% for the years ended December 31, 2016 and 2015, respectively. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.

A rollforward of activity within vessels under construction is as follows:

In thousands of U.S. dollars
Balance as of January 1, 2015	$404,877
Installment payments and other capitalized expenses	873,179
Capitalized interest	5,571
Transferred to operating vessels and drydock	(1,150,678)
Write-off of vessel purchase options	(731)
Balance as of December 31, 2015	$132,218

Installment payments and other capitalized expenses	106,034
Capitalized interest	6,274
Transferred to operating vessels and drydock	(106,609)
Balance as of December 31, 2016	$137,917

The following table is a timeline of future expected payments and dates for our vessels under construction as of December 31, 2016:*

In millions of U.S. dollars
Q1 2017 - installment payments made	$29.2
Q1 2017 - remaining installment payments	52.7
Q2 2017	35.9
Q3 2017	68.2
Q4 2017	50.5
Q1 2018	21.6
Total	$258.1

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
At December 31, 2016, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we compared the carrying amount of our vessels to their fair values less costs to sell (determined by taking into consideration two independent broker valuations). If the carrying amount of our vessels was greater than the fair values less costs to sell, we prepared a value in use calculation where we estimated each vessel’s future cash flows. These estimates were primarily based on (i) a combination of the latest forecast, published time charter rates for the next three years and a 2.29% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period thereafter and (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.29% growth rate in each period thereafter. These cash flows were then discounted to their present value using a pre-tax discount rate of 8.70%. The results of these tests were as follows:
At December 31, 2016, we had 77 vessels in our fleet and ten vessels under construction:

•
77 vessels in our fleet had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each these vessels which resulted in no impairment being recognized.

•
We did not obtain independent broker valuations for our ten vessels under construction. To assess their carrying values for impairment, we prepared value in use calculations for each vessel which resulted in no impairment being recognized.

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

•
We did not obtain independent broker valuations for our 12 vessels under construction. To assess their carrying values for impairment, we prepared value in use calculations for each vessel which resulted in no impairment being recognized.

The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates.

•
Based on the sensitivity analysis performed for December 31, 2016, a 1.0% increase in the discount rate would result in an impairment of $20.2 million being recognized. Alternatively, a 5% decrease in forecasted time charter rates would result in an impairment of $22.4 million being recognized.

•
Based on the sensitivity analysis performed for December 31, 2015, a 1.0% increase in the discount rate would result in no impairment being recognized. Alternatively, a 5% decrease in forecasted time charter rates would also result in no impairment being recognized.

7.	Other non-current assets

	At December 31,
In thousands of U.S. dollars	2016	2015
Scorpio LR2 Tanker Pool Ltd. pool working capital contributions (1)	$13,600	$13,600
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (2)	5,617	5,656
Working capital contributions to Scorpio Group Pools	19,217	19,256

Capitalized loan fees (3)	2,278	2,527
Security deposits for vessel claims (4)	—	1,554
	$21,495	$23,337

(1)
Upon entrance into the Scorpio LR2 Tanker Pool, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel’s exit from the pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract.

(2)
Upon entrance into the Scorpio Handymax Tanker Pool, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel's exit from each pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract.

(3)
Primarily represents upfront loan fees on our credit facilities that are expected to be used to finance vessels under our Newbuilding Program. These are reclassified to debt when the tranche of the loan to which the vessel relates is drawn.

(4)
Represents security deposits paid in 2015 in order for two of our vessels to be promptly released from the arrest instigated by an unpaid bunkers supplier. These vessels were on time charter to an unrelated third party when the bunkers in question were purchased. These security deposits were repaid in June and August of 2016.

8.	Investment in Dorian

In November 2013, we contributed our VLGC business, which included 11 VLGC newbuilding contracts, options to purchase two additional VLGCs and a cash payment of $1.9 million to Dorian in exchange for newly issued shares representing 30% of Dorian’s outstanding shares immediately following the transaction. As of the closing date of the transaction, we paid $83.1 million in installment payments for the 11 VLGC contracts. Additionally, in November 2013, we purchased new shares of Dorian’s common stock as part of a private placement of shares for total consideration of $75.0 million.
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
The following is a rollforward of the carrying value of our investment in Dorian during the years ended December 31, 2015 and 2014:

In thousands of U.S. dollars	Rollforward of carrying value of investment in Dorian
Carrying value at January 1, 2014	$209,803
Disposal of shares	(56,124)	(1)
Our share of net income through October 29, 2014	1,473
Loss recognized upon change in accounting method	(13,895)	(2)
Carrying value at October 29, 2014	141,257
Other comprehensive loss	(10,801)	(3)
Carrying value at December 31, 2014	$130,456
Other comprehensive income	10,801
Carrying value at date of sales, July 2015	$141,257
Net proceeds from sales	142,436
Gain on disposal	$1,179

(1)
In May 2014, we acquired 7,500,000 of our common shares from an existing shareholder in exchange for the sale to said shareholder of 3,422,665 common shares in Dorian in a privately negotiated transaction. As a result, we recognized a gain of $10.9 million.

(2)	Calculated based on the difference between the carrying value as of October 28, 2014 and the opening share price on October 29, 2014.

(3)	Amount recorded within equity, through other comprehensive income. Calculated based on the difference between the carrying value as of October 29, 2014 and closing share price on December 31, 2014.

Our share of Dorian's results prior to the discontinuation of equity method accounting in October 2014

Dorian's results for 2014 included herein are derived from Dorian’s unaudited financial statements for the three months ended March 31, 2014 and the nine months ended December 31, 2014. Furthermore, Dorian prepares its financial statements in accordance with Generally Accepted Accounting Principles in the United States, or US GAAP. As such, adjustments were made to convert our share of Dorian’s results from US GAAP to IFRS.

		Adjustments
In thousands of U.S. dollars	Dorian for the calendar year ended December 31, 2014 (1)	Impact of conversion to IFRS (2)	Adjusted Dorian for the calendar year ended December 31, 2014
Revenue	$78,575	—	$78,575
Operating income	20,712	(614)	20,098
Net income	15,459	(614)	14,845

Our share of net income (3)	$1,604	$(131)	$1,473

(1)	Prepared in accordance with US GAAP using Dorian's unaudited financial statements for the three months ended March 31, 2014 and the nine months ended December 31, 2014.

(2)	This represents the (i) excess depreciation calculated as a result of our stepped up basis recorded upon our initial investment and (ii) our conversion of depreciation expense from US GAAP to IFRS.

(3)	Our share of net income captures Dorian's financial results from January 1, 2014 through October 29, 2014, the date we ceased equity method accounting.

9.	Accounts payable
The following table depicts the components of our accounts payable as of December 31, 2016 and 2015:

	At December 31,
In thousands of U.S. dollars	2016	2015
Accounts payable to SSM	$653	$484
Accounts payable to SSH	90	—
Accounts payable to Scorpio LR2 Pool Ltd	15	63
Accounts payable to Scorpio MR Pool Ltd	—	175
Accounts payable to SCM	—	170
Accounts payable to Scorpio Handymax Pool Ltd	—	167
	758	1,059

Suppliers	8,524	10,874
Progress payments due for vessels under construction	—	13,750
	$9,282	$25,683
The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

10. Accrued expenses
The following table depicts the components of our accrued expenses as of December 31, 2016 and 2015:

	At December 31,
In thousands of U.S. dollars	2016	2015
Accrued expenses to Scorpio Handymax Tanker Pool Ltd.	$—	$205
Accrued expenses to SSH	—	77
Accrued expenses to SCM	53	5
	53	287

Accrued interest	$11,216	$11,154
Suppliers	5,745	5,696
Accrued short-term employee benefits	5,487	13,738
Other accrued expenses	523	1,768
	$23,024	$32,643

11.	Current and long-term debt
The following is a breakdown of the current and non-current portion of our debt outstanding as of December 31, 2016 and December 31, 2015:

	As of December 31,
In thousands of U.S. dollars	2016	2015
Current portion (1)	$353,012	$124,503
Finance lease	—	53,372
Current portion of long-term debt	353,012	177,875

Non-current portion (2)	1,529,669	1,872,114
	$1,882,681	$2,049,989

(1)
The current portion at December 31, 2016 was net of unamortized deferred financing fees of $4.3 million. The current portion at December 31, 2015 was net of unamortized deferred financing fees of $3.8 million.

(2)
The non-current portion at December 31, 2016 was net of unamortized deferred financing fees of $33.1 million. The non-current portion at December 31, 2015 was net of unamortized deferred financing fees of $52.0 million.

The following is a table summarizing our current debt, non-current debt and available debt, by facility, as of December 31, 2016. Interest accrued on our outstanding indebtedness has been recorded with accrued expenses on our consolidated balance sheets and is summarized in Note 10.

	As of December 31, 2016
In thousands of U.S. dollars	Current	Non-Current	Total outstanding	Available
2011 Credit Facility	$93,041	$—	$93,041	—
K-Sure Credit Facility	36,522	277,510	314,032	—
KEXIM Credit Facility	33,650	332,950	366,600	—
Credit Suisse Credit Facility	—	—	—	61,200	(1)
ABN AMRO Credit Facility	9,189	117,161	126,350	—
ING Credit Facility	8,917	115,373	124,290	—
BNP Paribas Credit Facility	2,300	29,900	32,200	27,600	(2)
Scotiabank Credit Facility	2,220	29,970	32,190	—
NIBC Credit Facility	4,084	35,733	39,817	—
2016 Credit Facility	27,264	253,920	281,184	—
DVB Credit Facility	88,375	—	88,375	—
Senior Notes Due 2020	—	53,750	53,750	—
Senior Notes Due 2017	51,750	—	51,750	—
Convertible Notes	—	316,507	316,507	—
	357,312	1,562,774	1,920,086	88,800
Less: deferred financing fees	(4,300)	(33,105)	(37,405)	—
	$353,012	$1,529,669	$1,882,681	$88,800

(1)	Availability can be used to finance the lesser of $30.6 million and 60% of the fair market value of each vessel that is expected to be collateralized under this facility, STI Selatar and STI Rambla.

(2)	Availability can be used to finance the lesser of $13.8 million and 48% of the fair market value of each vessel that is expected to be collateralized under this facility, STI Emerald and STI Sapphire.

The following is a rollforward of the activity within debt (current and non-current), by facility, for the year ended December 31, 2016:

		Activity
In thousands of U.S. dollars	Outstanding balance as of December 31, 2015	Drawdowns	Repayments	Other Activity		Outstanding balance as of December 31, 2016
2011 Credit Facility	$100,976	$—	$(7,935)	$—		$93,041
Newbuilding Credit Facility	71,843	—	(71,843)	—		—
2013 Credit Facility	428,253	—	(428,253)	—		—
K-Sure Credit Facility	440,000	—	(125,968)	—		314,032
KEXIM Credit Facility	400,250	—	(33,650)	—		366,600
ABN AMRO Credit Facility	139,830	—	(13,480)	—		126,350
ING Credit Facility	34,708	95,640	(6,058)	—		124,290
BNP Paribas Credit Facility	17,250	17,250	(2,300)	—		32,200
Scotiabank Credit Facility	—	33,300	(1,110)	—		32,190
NIBC Credit Facility	—	40,838	(1,021)	—		39,817
2016 Credit Facility	—	288,000	(6,816)	—		281,184
DVB Credit Facility	—	90,000	(1,625)	—		88,375
Unsecured Senior Notes Due 2020	53,750	—	—	—		53,750
Unsecured Senior Notes Due 2017	51,750	—	—	—		51,750
Convertible Notes	313,793	—	—	2,714	(1)	316,507
Finance lease	53,372	—	(53,372)	—		—
	$2,105,775	$565,028	$(753,431)	$2,714		$1,920,086

(1) Represents non-cash accretion recorded during the year ended December 31, 2016.
Secured Credit Facilities Overview
Each of our secured credit facilities contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; maintain adequate insurances; comply with laws (including environmental laws and ERISA); and maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates.
These secured credit facilities may be secured by, among other things:

•	a first priority mortgage over the relevant collateralized vessels;

•	a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;

•	a pledge of earnings generated by the mortgaged vessels for the specific facility; and

•	a pledge of the equity interests of each vessel owning subsidiary under the specific facility.
Each of our secured credit facilities are described below.
2011 Credit Facility
On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DNB Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V., for a senior secured term loan facility of up to $150.0 million.

This credit facility bears interest at LIBOR plus an applicable margin of (i) 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and (ii) 3.50% per annum when our debt to capitalization ratio is greater than 50%. The credit facility matures on May 3, 2017, and the availability under this credit facility expired on January 31, 2014.
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
In July 2016, we amended certain of the financial covenants under the 2011 Credit Facility. These financial covenants require us to maintain:

•	The ratio of net debt to capitalization shall be no greater than 0.60 to 1.00.

•
Consolidated tangible net worth was revised to no less than $1.0 billion plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from January 1, 2016 going forward and 50% of the net proceeds of any new equity issues occurring on or after January 1, 2016.

•
The ratio of EBITDA to interest expense (excluding non-cash items) shall be no less than 2.00 to 1.00. Such ratio shall be calculated quarterly on a trailing four quarter basis. In addition, we are restricted from paying dividends unless our EBITDA to interest expense ratio is 2.00 to 1.00 or greater. EBITDA, as defined in the loan agreement, excludes non-cash charges such as impairment.

•	Consolidated liquidity (defined as cash and cash equivalents) was revised to less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.
The outstanding balances at December 31, 2016 and December 31, 2015 were $93.0 million and $101.0 million, respectively. We were in compliance with the financial covenants relating to this facility as of December 31, 2016.
Newbuilding Credit Facility
On December 21, 2011, we executed a credit facility agreement with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB for a senior secured term loan facility of up to $92.0 million.
In September 2016, we refinanced all of the amounts borrowed under the Newbuilding Credit Facility by repaying an aggregate of $68.8 million. The vessels previously financed under this facility, STI Amber, STI Topaz, STI Ruby, and STI Garnet, were refinanced under our 2016 Credit Facility, which is described below.
This transaction was accounted for as a debt extinguishment. As a result, the Newbuilding Credit Facility was fully repaid and an aggregate of $1.1 million of deferred financing fees was written off during the year ended December 31, 2016.
2013 Credit Facility
On July 2, 2013, we entered into a senior secured revolving credit facility and term loan facility with Nordea Bank Finland plc and the other lenders named therein of up to $525.0 million to finance the acquisition of certain vessels for which we previously entered into newbuilding contracts.

During the year ended December 31, 2016, we refinanced all amounts outstanding under the 2013 Credit Facility by repaying an aggregate of $414.9 million. Of the total repayments, the borrowings related to 21 vessels were refinanced into other credit facilities and the borrowings related to one vessel, STI Mythos, was repaid as a result of the sale of that vessel. The repayments are summarized as follows:

		Repayment amount
	Collateral	(in millions of U.S. dollars)	Repayment date
1	STI Battery	$18.2	January 2016
2	STI Mythos	17.9	March 2016	(1)
3	STI Osceola	18.3	April 2016
4	STI Rose	32.5	June 2016
5	STI Fontvieille	18.4	July 2016
6	STI Ville	18.5	July 2016
7	STI Opera	17.4	September 2016
8	STI Texas City	17.4	September 2016
9	STI Meraux	16.7	September 2016
10	STI San Antonio	16.7	September 2016
11	STI Virtus	17.2	September 2016
12	STI Venere	16.9	September 2016
13	STI Aqua	17.5	September 2016
14	STI Dama	17.5	September 2016
15	STI Benicia	17.2	September 2016
16	STI Regina	17.5	September 2016
17	STI St. Charles	17.2	September 2016
18	STI Yorkville	17.6	September 2016
19	STI Wembley	16.2	September 2016
20	STI Alexis	32.5	September 2016
21	STI Milwaukee	18.4	September 2016
22	STI Seneca	17.2	September 2016
(1) STI Mythos was sold in March 2016.
All of these transactions were accounted for as debt extinguishments. As a result, the 2013 Credit Facility was fully repaid and an aggregate of $10.4 million of deferred financing fees was written off during the year ended December 31, 2016.
K-Sure Credit Facility
In February 2014, we entered into a $458.3 million senior secured term loan facility which consists of a $358.3 million tranche with a group of financial institutions that is being 95% covered by Korea Trade Insurance Corporation, or the K-Sure Tranche, and a $100.0 million commercial tranche with a group of financial institutions led by DNB Bank ASA, or the Commercial Tranche. We refer to this credit facility as our K-Sure Credit Facility.
Drawdowns under the K-Sure Credit Facility occurred in connection with the delivery of certain of our newbuilding vessels as specified in the agreement.
Repayments will be made in equal consecutive six month repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the K-Sure Tranche. Repayments commenced in July 2015 for the K-Sure Tranche and September 2015 for the Commercial Tranche. The Commercial Tranche matures in July 2021, and the K-Sure Tranche matures in January 2027 assuming the Commercial Tranche is refinanced through that date.
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

In July 2016, we amended certain of the financial covenants under the K-Sure Credit Facility. These financial covenants require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth was revised to no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity was revised to not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount in each facility was also revised and shall at all times be no less than the following:

From	To	Minimum ratio
01-Jan-16	31-Dec-16	165%
01-Jan-17	31-Dec-17	160%
01-Jan-18	31-Dec-18	155%
01-Jan-19	31-Dec-19	150%
01-Jan-20	Thereafter	145%
These amendments were accounted for as a debt modification and accordingly, no deferred financing fees were written off as a result.
During the year ended December 31, 2016, we made scheduled principal payments of $36.5 million on the K-Sure Credit Facility. Additionally, we made an aggregate payment of $73.5 million as part of the sales of STI Chelsea, STI Lexington, STI Powai, and STI Olivia and an unscheduled repayment of $16.0 million as a result of amendments made to certain financial covenants as described above. We wrote off an aggregate of $2.7 million of deferred financing fees as a result of the vessel sales.
The amounts outstanding relating to this facility as of December 31, 2016 and 2015 were $314.0 million and $440.0 million, respectively. We were in compliance with the financial covenants relating to this facility as of December 31, 2016.
KEXIM Credit Facility
In February 2014, we executed a senior secured term loan facility for $429.6 million, or the KEXIM Credit Facility, with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea, or KEXIM, a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea.  This KEXIM Credit Facility includes commitments from KEXIM of $300.6 million, or the KEXIM Tranche, and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of $129.0 million, or the Commercial Tranche.
Drawdowns under the KEXIM Credit Facility occurred in connection with the delivery of 18 vessels under our Newbuilding Program as specified in the loan agreement.
In addition to KEXIM’s commitment of up to $300.6 million, KEXIM also provided an optional guarantee for a five year amortizing note of $125.25 million, the proceeds of which reduced the $300.6 million KEXIM Tranche. These notes were issued on July 18, 2014 when Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, or the Issuer, completed an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019, or the KEXIM Notes, in a private offering to qualified institutional buyers pursuant to the Securities Act and in offshore transactions complying with Regulation S under the Securities Act. The KEXIM Notes were issued in connection with the KEXIM Tranche and reduced KEXIM's funding obligations and our borrowing costs under the KEXIM Tranche by 1.55% per year. Seven and Seven Ltd. is an unaffiliated company that was incorporated for the purpose of facilitating this transaction and servicing the bonds until maturity.
Payment of 100% of all regularly scheduled installments of principal of, and interest on, the KEXIM Notes are guaranteed by KEXIM. The vessels in the loan are the collateral for the KEXIM Credit Facility, which includes the KEXIM Notes. The KEXIM Notes are currently listed to the Singapore Exchange Securities Trading Limited. The KEXIM Notes are not listed on any other securities exchange, listing authority or quotation system.

The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel specified under the loan (January 2021), and the KEXIM Tranche matures on the 12th anniversary of the weighted average delivery date of the vessels specified under the loan assuming the Commercial Tranche is refinanced through that date (September 2026).
Repayments will be made in ten equal consecutive semi-annual repayment installments in accordance with a 15 year repayment profile under the Commercial Tranche and a 12 year repayment profile under the KEXIM Tranche (which includes the KEXIM Notes). Repayments under the KEXIM Tranche will first be applied to the KEXIM Notes until the maturity of those notes in September 2019 and all subsequent repayments will be applied to the remaining amounts outstanding under KEXIM Tranche until the maturity of that tranche in September 2026 (assuming the Commercial Tranche is refinanced through that date). Repayments commenced in March 2015 for the KEXIM Tranche and in July 2015 for the Commercial Tranche.
Borrowings under the KEXIM Tranche bear interest at LIBOR plus an applicable margin of 3.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche.
In June 2016, we amended certain of the financial covenants under the KEXIM Credit Facility. These financial covenants require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth was revised to no less than $1.0 billion plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of any new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity was revised to not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount in each facility was revised and shall at all times be no less than the following:

From	To	Minimum ratio
01-Jan-16	31-Dec-16	165%
01-Jan-17	31-Dec-17	160%
01-Jan-18	31-Dec-18	155%
01-Jan-19	31-Dec-19	150%
01-Jan-20	Thereafter	145%

These amendments were accounted for as a debt modification and accordingly, no deferred financing fees were written off as a result.
The amounts outstanding relating to this facility (which includes the KEXIM Notes) as of December 31, 2016 and 2015 were $366.6 million and $400.3 million respectively. We were in compliance with the financial covenants relating to this facility as of December 31, 2016.
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

•
Consolidated tangible net worth no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

During the year ended December 31, 2016, we made scheduled principal payments of $9.5 million and an unscheduled prepayment of $4.0 million on this credit facility. The amounts outstanding relating to this facility as of December 31, 2016 and 2015 were $126.4 million and $139.8 million, respectively. We were in compliance with the financial covenants relating to this facility as of December 31, 2016.
ING Credit Facility
In June 2015, we executed a senior secured term loan facility with ING Bank N.V., London Branch for a credit facility of up to $52.0 million. In September 2015, we amended and restated the facility to increase the borrowing capacity to $87.0 million, and in March 2016, we amended and restated the facility to further increase the borrowing capacity to $132.5 million.
We made the following drawdowns from our ING Credit Facility during the year ended December 31, 2016:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$26.0	March 2016	STI Grace
26.5	April 2016	STI Lombard
17.1	April 2016	STI Osceola	(1)
26.0	June 2016	STI Jermyn

(1) In April 2016, we refinanced the amount borrowed relating to STI Osceola by repaying $18.3 million on our 2013 Credit Facility and drawing down $17.1 million from our ING Credit Facility.
Repayments on all borrowings will be made in equal consecutive quarterly installments, in accordance with a 15 year repayment profile with the first installment falling due three calendar months after the drawdown date and a balloon installment payment, which is due on the maturity dates of March 4, 2021 for STI Lombard and STI Osceola and June 24, 2022 for STI Grace, STI Jermyn, STI Black Hawk and STI Pontiac.
Borrowings under the ING Credit Facility bear interest at LIBOR plus a margin of 1.95% per annum. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.
Our ING Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization not more than 0.60 to 1:00.

•
Consolidated tangible net worth of not less than $677.3 million plus (a) 25% of the positive consolidated net income for each fiscal quarter commencing on or after October 1, 2013 and (b) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

The amounts outstanding relating to this facility as of December 31, 2016 and 2015 were $124.3 million and $34.7 million, respectively. We were in compliance with the financial covenants relating to this facility as of December 31, 2016.
Credit Suisse Credit Facility
In October 2015, we executed a senior secured term loan facility with Credit Suisse AG, Switzerland to finance a portion of the purchase price of two LR2 product tankers that were under construction at SSME with deliveries in the first quarter of 2017. These vessels are owned individually by certain of our subsidiaries, who together are the borrowers under this credit facility, and Scorpio Tankers Inc. is the guarantor. We refer to this facility as our Credit Suisse Credit Facility.
Repayments will be made in accordance with a 15 year repayment profile and will commence three calendar months after the drawdown date in respect of each tranche with subsequent installments falling due at consecutive intervals of three calendar months thereafter. A balloon payment is due on the maturity date of five years from the date of delivery of each vessel.
The facility will bear interest at LIBOR plus a margin of 2.40% per annum. A commitment fee equal to 1% of the amounts available is payable on the unused daily portion of this facility.
Our Credit Suisse Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

There were no amounts borrowed as of December 31, 2016. We were in compliance with the financial covenants relating to this facility as of December 31, 2016. In February 2017 and March 2017, we drew down a total of $58.4 million from this facility to partially finance the deliveries of STI Selatar and STI Rambla as further described in Note 23.
BNP Paribas Credit Facility
In December 2015, we executed a senior secured term loan facility with BNP Paribas SA for up to $34.5 million, and in December 2016, we amended and restated the facility to increase the borrowing capacity by a further $27.6 million to $62.1 million. These vessels are owned individually by certain of our subsidiaries, who together are the borrowers under this credit facility, and Scorpio Tankers Inc. is the guarantor. We refer to this facility as our BNP Paribas Credit Facility.
Repayments on all borrowings will be made in ten equal consecutive semi-annual installments of $0.6 million per tranche, in accordance with a 15 year repayment profile with the first installment falling due on June 15, 2017 and subsequent installments falling due at consecutive intervals of six calendar months thereafter. A final balloon payment of $38.0 million is due on the maturity date of December 15, 2021. The original facility of $34.5 million bears interest at LIBOR plus a margin of 1.95% per annum, and the upsized facility of $27.6 million bears interest at LIBOR plus a margin of 2.30% per annum. A commitment fee equal to 40% of the applicable margin was payable on the unused daily portion of the credit facility.
Our BNP Paribas Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

We made the following drawdown from our BNP Paribas Credit Facility during the year ended December 31, 2016:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$17.3	February 2016	STI Battery	(1)
(1) In February 2016, we refinanced the amount borrowed relating to STI Battery by repaying $18.2 million on our 2013 Credit Facility and drawing down $17.3 million from our BNP Paribas Credit Facility.
The amounts outstanding relating to this facility as of December 31, 2016 and 2015 were $32.2 million and $17.3 million respectively, and there was $27.6 million available to draw as of that date. We were in compliance with the financial covenants relating to this facility as of December 31, 2016.
Furthermore, in January and February 2017, we refinanced the outstanding indebtedness related to STI Sapphire and STI Emerald by repaying an aggregate of $26.3 million on our 2011 Credit Facility and drawing down $27.6 million from our BNP Paribas Credit Facility (as further described in Note 23).
Scotiabank Credit Facility
In June 2016, we executed a senior secured term loan facility with Scotiabank Europe plc. The loan facility was fully drawn in June 2016, and the proceeds of $33.3 million were used to refinance the existing indebtedness on STI Rose, which was previously financed under the 2013 Credit Facility. We refer to this facility as our Scotiabank Credit Facility.
Repayments on all borrowings will be made in 12 equal consecutive quarterly installments of $0.6 million each with the first installment falling due on September 7, 2016 and subsequent installments falling due at consecutive intervals of three calendar months thereafter. A final balloon payment is due on the maturity date of June 7, 2019. The facility bears interest at LIBOR plus a margin of 1.50% per annum, and a commitment fee equal to 35% of the applicable margin was payable on the unused daily portion of the credit facility.
Our Scotiabank Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 125% of the then aggregate outstanding principal amount of the loans under the credit facility.

As of December 31, 2016, the outstanding balance was $32.2 million, and we were in compliance with the financial covenants relating to this facility as of that date.
NIBC Credit Facility
In June 2016, we executed a senior secured term loan facility with NIBC Bank N.V. This facility was fully drawn in July 2016, and the aggregate proceeds of $40.8 million were used to refinance the existing indebtedness on STI Ville and STI Fontvieille, which were previously financed under our 2013 Credit Facility. We refer to this facility as our NIBC Credit Facility.
The facility is separated into two tranches (one per vessel), and the repayment of the tranche relating to the respective vessel will commence three calendar months after the respective drawdown date. Repayments will be made in equal, consecutive quarterly installments of $0.5 million per tranche through July 2018 and $0.4 million per tranche for each quarter thereafter with a final balloon payment due at the maturity date of June 2021. The facility bears interest at LIBOR plus a margin of 2.50% per annum. A commitment fee equal to 35% of the applicable margin was payable on the unused daily portion of the credit facility.
Our NIBC Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 130% from the first drawdown date and ending on the second anniversary of the first drawdown date; 135% from the second anniversary of the first drawdown date and expiring on the fourth anniversary of the first drawdown date; and 140% at all times thereafter.

We made the following drawdowns from our NIBC Credit Facility during the year ended December 31, 2016:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$20.4	July 2016	STI Fontvieille	(1)
20.4	July 2016	STI Ville	(1)
(1) In July 2016, we refinanced the amounts borrowed relating to STI Fontvieille and STI Ville by repaying an aggregate of $36.9 million on our 2013 Credit Facility and drawing down $40.8 million from our NIBC Credit Facility.
As of December 31, 2016, the outstanding balance was $39.8 million, and we were in compliance with the financial covenants relating to this facility as of that date.
2016 Credit Facility
In August 2016, we executed a senior secured loan facility with ABN AMRO Bank N.V., Nordea Bank Finland plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB. The loan facility was fully drawn in September 2016, and the aggregate proceeds of $288.0 million were used to refinance the existing indebtedness on 16 MR product tankers, which were previously financed under the 2013 Credit Facility (STI Opera, STI Texas City, STI Meraux, STI San Antonio, STI Virtus, STI Venere, STI Aqua, STI Dama, STI Benicia, STI Regina, STI St. Charles, and STI Yorkville) and Newbuilding Credit Facility (STI Amber, STI Topaz, STI Ruby and STI Garnet). This credit facility is comprised of a term loan up to $192.0 million and a revolver up to $96.0 million. We refer to this credit facility as our 2016 Credit Facility.
Repayments on the term loan facility will be made in equal, consecutive quarterly installments of $6.8 million through September 2018 and $6.0 million for each quarter thereafter with a final balloon payment due at the maturity date of September 2021. All amounts borrowed under the revolving credit facility are due at the maturity date of September 2021. The facility bears interest at LIBOR plus a margin of 2.50% per annum, and a commitment fee equal to 40% of the applicable margin was payable on the unused daily portion of the credit facility.
Our 2016 Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

We made the following drawdowns from our 2016 Credit Facility during the year ended December 31, 2016:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$18.5	September 2016	STI Opera	(1)
18.5	September 2016	STI Texas City	(1)
18.5	September 2016	STI Meraux	(1)
18.5	September 2016	STI San Antonio	(1)
18.5	September 2016	STI Virtus	(1)
18.5	September 2016	STI Venere	(1)
18.5	September 2016	STI Aqua	(1)
18.5	September 2016	STI Dama	(1)
18.5	September 2016	STI Benicia	(1)
18.5	September 2016	STI Regina	(1)
18.5	September 2016	STI St. Charles	(1)
18.5	September 2016	STI Yorkville	(1)
16.7	September 2016	STI Amber	(2)
16.7	September 2016	STI Topaz	(2)
16.7	September 2016	STI Ruby	(2)
16.7	September 2016	STI Garnet	(2)

(1) In September 2016, we refinanced the amounts borrowed on the 12 MR product tankers listed above by repaying an aggregate of $206.8 million on our 2013 Credit Facility and drawing down $221.4 million from our 2016 Credit Facility.
(2) In September 2016, we refinanced the amounts borrowed on the four MR product tankers listed above by repaying an aggregate of $68.8 million on our Newbuilding Credit Facility and drawing down $66.6 million from our 2016 Credit Facility.
As of December 31, 2016, the outstanding balance was $281.2 million, and we were in compliance with the financial covenants relating to this facility as of that date.
DVB Credit Facility
In September 2016, we executed a senior secured term loan facility with DVB Bank SE. The loan facility was fully drawn in September 2016, and the proceeds of $90.0 million were used to refinance the existing indebtedness on four product tankers (STI Alexis, STI Milwaukee, STI Seneca, and STI Wembley), which were previously financed under the 2013 Credit Facility. We refer to this credit facility as our DVB Credit Facility.
The facility will be repaid in equal, quarterly principal repayments of $1.6 million, has a final maturity of August 2017, and bears interest at LIBOR plus a margin of 1.60% per annum.
Our DVB Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

We made the following drawdowns from our DVB Credit Facility during the year ended December 31, 2016:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$18.5	September 2016	STI Wembley	(1)
19.5	September 2016	STI Milwaukee	(1)
20.5	September 2016	STI Seneca	(1)
31.5	September 2016	STI Alexis	(1)

(1) In September 2016, we refinanced the amounts borrowed on the four product tankers listed above by repaying an aggregate of $84.3 million into our 2013 Credit Facility and drawing down $90.0 million from our DVB Credit Facility.
As of December 31, 2016, the outstanding balance was $88.4 million, and we were in compliance with the financial covenants relating to this facility as of that date.
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
The outstanding balance was $53.75 million as of December 31, 2016 and December 31, 2015, and we were in compliance with the financial covenants relating to the Senior Notes Due 2020 as of that date.
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

The Convertible Notes bear interest at a coupon rate of 2.375% per annum, and are payable semi-annually in arrears on January 1 and July 1 of each year beginning on January 1, 2015. The Convertible Notes will mature on July 1, 2019, unless earlier converted, redeemed or repurchased. At issuance, the Convertible Notes were convertible in certain circumstances and during certain periods at an initial conversion rate of 82.0075 shares of common stock per $1,000 (which represents an initial conversion price of approximately $12.19 per share of common stock), subject to adjustment in certain circumstances as set forth in the indenture governing the Convertible Notes. Adjustments were made during years ended December 31, 2016 and 2015 to the initial conversion rate as a result of the issuance of dividends to our common stockholders. The table below details the dividends declared from the issuance of the Convertible Notes through December 31, 2016 and their corresponding effect to the conversion rate of the Convertible Notes. The conversion rate as of December 31, 2016 was 97.7039.

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
August 22, 2014	$0.100	82.8556
November 25, 2014	$0.120	84.0184
March 13, 2015	$0.120	85.2216
May 21, 2015	$0.125	86.3738
August 14, 2015	$0.125	87.4349
November 24, 2015	$0.125	88.6790
March 10, 2016	$0.125	90.5311
May 11, 2016	$0.125	92.5323
September 15, 2016	$0.125	94.9345
November 25, 2016	$0.125	97.7039
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

•
during the five business day period after any five consecutive trading day period, or the Measurement Period, in which the trading price (as defined below) per $1,000 principal amount of Convertible Notes for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

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
We determined the initial carrying value of the liability component of the Convertible Notes to be $298.7 million based on the fair value of a similar liability that does not have any associated conversion feature. We used our Senior Notes Due 2020 issued in May 2014 as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes is being amortized over the term of the Convertible Notes under the effective interest method and recorded as part of financial expenses. The residual value of $61.3 million (the conversion feature) was recorded to Additional paid-in capital.
In July 2015, we repurchased $1.5 million face value of our Convertible Notes at an average price of $1,088.10 per $1,000 principal amount. As a result of this transaction, we reduced the liability and equity components of the Convertible Notes by $1.3 million and $0.4 million, respectively and we recorded a gain of $46,273, which is recorded within financial income of consolidated statement of income or loss. We also wrote off $30,880 of deferred financing fees as a result of this transaction.
In March 2016, we repurchased $5.0 million face value of our Convertible Notes at an average price of $831.05 per $1,000 principal amount, or $4.2 million. As a result of this transaction, we reduced the liability and equity components of the Convertible Notes by $4.4 million and $0.3 million, respectively and we recorded a gain of $0.6 million, which is recorded within financial income of the consolidated statement of income or loss. We also wrote off $0.1 million of deferred financing fees as a result of this transaction.
In May 2016, we repurchased $5.0 million face value of our Convertible Notes at an average price of $847.50 per $1,000 principal amount, or $4.2 million. As a result of this transaction, we reduced the liability and equity components of the Convertible Notes by $4.4 million and $0.2 million, respectively and we recorded a gain of $0.4 million, which is recorded within financial income of the consolidated statement of income or loss. We also wrote off $0.1 million of deferred financing fees as a result of this transaction.
The carrying values of the liability component of the Convertible Notes as of December 31, 2016 and 2015, was $316.5 million and $313.8 million, respectively. We incurred $8.3 million of coupon interest and $11.6 million of non-cash accretion of our Convertible Notes during the year ended December 31, 2016. We incurred $8.5 million of coupon interest and $11.1 million of non-cash accretion of our Convertible Notes during the year ended December 31, 2015.
We were in compliance with the covenants related to the Convertible Notes as of December 31, 2016.
Unsecured Senior Notes Due 2017
On October 31, 2014, we issued $45.0 million aggregate principal amount of 7.50% Unsecured Senior Notes due October 15, 2017, or the Senior Notes Due 2017, and on November 17, 2014, we issued an additional $6.75 million aggregate principal amount of Senior Notes Due 2017 when the underwriters exercised their option to purchase additional Senior Notes Due 2017 on the same terms and conditions. The net proceeds from the issuance of the Senior Notes Due 2017 were approximately $49.9 million after deducting the underwriters’ discounts, commissions and offering expenses.
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
The outstanding balance was $51.75 million as of December 31, 2016 and December 31, 2015 and we were in compliance with the financial covenants as of those dates.
Finance Lease Accounting
In July 2015, we entered into an agreement with an unrelated third-party to purchase STI Lombard, an LR2 product tanker, which was under construction at DSME, for approximately $59.0 million. As part of this agreement, we agreed to make a deposit of $5.9 million and to bareboat charter-in the vessel for up to nine months, at $10,000 per day. STI Lombard was delivered to us under the bareboat charter-in agreement in August 2015. This transaction was accounted for as a finance lease as of December 31, 2015 and the finance lease liability was $53.4 million at that date. In April 2016, we took ownership of this vessel at the conclusion of the bareboat charter-in agreement and paid the remaining 90% of the purchase price, or $53.1 million, as part of this transaction. Accordingly, all amounts due under the finance lease were settled at that date.

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
The interest rate swaps relating to the 2011 Credit Facility qualified for hedge accounting during the years ended December 31, 2015 and 2014. Accordingly, changes in their fair value, which the hedge is deemed to be effective, were recognized directly in other comprehensive income or loss. Changes in their fair value for any portion deemed to be ineffective were recognized in the consolidated statements of income or loss. The interest rate swaps relating to the 2010 Revolving Credit Facility were accounted for at fair value with any resultant gains or losses recognized in the consolidated statements of income or loss during the years ended December 31, 2015 and 2014.
In March 2015, we terminated the three interest rate swaps under our 2010 Revolving Credit Facility. As a result, we made a repayment of $0.1 million to settle the liability and recognized a realized gain of $0.1 million during the year ended December 31, 2015. Additionally, the three interest rate swaps under our 2011 Credit Facility expired in June 2015.
Profit or loss sharing agreements

In February 2015, we took delivery of an LR2 product tanker, Densa Crocodile, on a time charter-in arrangement for one year at $21,050 per day with an option to extend the charter for an additional year at $22,600 per day. We also entered into a profit and loss sharing agreement whereby 50% of the profits and losses relating to this vessel above or below the charterhire rate will be shared with a third party who neither owns nor operates this vessel. The option to extend the charter was declared in February 2016, and the profit and loss agreement was also extended for the optional period.
This profit and loss agreement has been recorded as a derivative, recorded at fair value through profit or loss, with any resultant gain or loss recognized in the consolidated statement of income or loss. Changes in fair value are recorded as unrealized gains or losses and actual earnings are recorded as realized gains or losses on derivative financial instruments within the consolidated statement of income or loss. The fair value of this instrument is determined by comparing published time charter rates to the charter rate in the agreement and discounting these cash flows to their present value.

The following table summarizes the fair value of our derivative financial instruments as of December 31, 2016 and 2015, which are included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2016	2015
Assets
Derivative financial instrument (profit and loss agreement - current)	$116	$—

Liabilities
Derivative financial instrument (profit and loss agreement - current)	—	(1,175)
Derivative financial instrument (profit and loss agreement - non-current)	—	(80)
Total liabilities	$—	$(1,255)
The following has been recorded as realized and unrealized gains or losses on our derivative financial instruments during the years ended December 31, 2016, 2015 and 2014:

	Fair value adjustments
	Statement of income
Amounts in thousands of U.S. dollars	Realized gain	Unrealized gain/ (loss)	Recognized in equity

Profit and loss agreement	$—	$1,371	$—

Total year ended December 31, 2016	$—	$1,371	$—

Profit and loss agreement	$—	$(1,255)	$—
Interest rate swaps	55	—	77

Total year ended December 31, 2015	$55	$(1.255)	$77

Interest rate swaps	17	264	135

Total year ended December 31, 2014	$17	$264	$135

13.	Segment reporting
Information about our reportable segments for the years ended December 31, 2016, 2015 and 2014 is as a follows:

For the year ended December 31, 2016

In thousands of U.S. dollars	LR1/Panamax	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$5,843	$85,578	$165,256	$265,020	$521,697	$1,050	$522,747
Vessel operating costs	(33)	(32,817)	(50,028)	(104,242)	(187,120)	—	(187,120)
Voyage expenses	(19)	(479)	(375)	(705)	(1,578)	—	(1,578)
Charterhire	(5,657)	(26,292)	(16,025)	(30,888)	(78,862)	—	(78,862)
Depreciation	—	(18,014)	(41,900)	(61,547)	(121,461)	—	(121,461)
General and administrative expenses	(7)	(1,410)	(1,983)	(4,485)	(7,885)	(47,014)	(54,899)
Loss on sales of vessels	—	—	—	(2,078)	(2,078)	—	(2,078)
Financial expenses	—	—	—	—	—	(104,048)	(104,048)
Unrealized gain on derivative financial instruments	—	—	1,371	—	1,371	—	1,371
Financial income	—	6	37	47	90	1,123	1,213
Other expenses, net	—	—	—	(9)	(9)	(179)	(188)
Segment income or loss	$127	$6,572	$56,353	$61,113	$124,165	$(149,068)	$(24,903)

For the year ended December 31, 2015

In thousands of U.S. dollars	LR1/Panamax	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$36,679	$142,429	$208,250	$368,203	$755,561	$150	$755,711
Vessel operating costs	(2,144)	(35,254)	(36,682)	(100,476)	(174,556)	—	(174,556)
Voyage expenses	(1,186)	(536)	(194)	(2,516)	(4,432)	—	(4,432)
Charterhire	(21,616)	(26,755)	(27,816)	(20,678)	(96,865)	—	(96,865)
Depreciation	—	(18,372)	(29,125)	(59,859)	(107,356)	—	(107,356)
General and administrative expenses	(96)	(1,390)	(1,456)	(4,329)	(7,271)	(58,560)	(65,831)
Write down of vessels held for sale and gain / (loss) from sales of vessels	2,019	(2,054)	—	—	(35)	—	(35)
Write-off of vessel purchase options	—	—	—	(731)	(731)	—	(731)
Gain on sale of Dorian shares	—	—	—	—	—	1,179	1,179
Financial expenses	—	—	—	—	—	(89,596)	(89,596)
Realized gain on derivative financial instruments	—	—	—	—	—	55	55
Unrealized loss on derivative financial instruments	—	—	(1,255)	—	(1,255)	—	(1,255)
Financial income	—	7	12	27	46	99	145
Other expenses, net (1)	1,397	—	—	(20)	1,377	(61)	1,316
Segment income or loss	$15,053	$58,075	$111,734	$179,621	$364,483	$(146,734)	$217,749

(1) In September 2015, we received a payment of $1.4 million as a result of a termination fee received when the owner of one of our time chartered-in vessels canceled the contract prior to its expiration date.

For the year ended December 31, 2014

In thousands of U.S. dollars	LR1/Panamax	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$57,901	$65,766	$67,124	$151,716	$342,507	$300	$342,807
Vessel operating costs	(10,530)	(10,902)	(4,830)	(52,561)	(78,823)	—	(78,823)
Voyage expenses	(4,826)	(671)	(73)	(1,963)	(7,533)	—	(7,533)
Charterhire	(27,250)	(38,390)	(45,756)	(27,772)	(139,168)	—	(139,168)
Depreciation	(3,194)	(5,436)	(3,067)	(30,920)	(42,617)	—	(42,617)
General and administrative expenses	(409)	(450)	(237)	(2,315)	(3,411)	(44,718)	(48,129)
Write down of vessels held for sale	(3,978)	—	—	—	(3,978)	—	(3,978)
Gain on sale of VLCCs	—	—	—	—	—	51,419	51,419
Gain on sale of Dorian shares	—	—	—	—	—	10,924	10,924
Re-measurement of investment in Dorian	—	—	—	—	—	(13,895)	(13,895)
Financial expenses	—	—	(509)	—	(509)	(20,261)	(20,770)
Realized gain on derivative financial instruments	—	—	—	—	—	17	17
Unrealized gain on derivative financial instruments	—	—	—	—	—	264	264
Financial income	—	2	1	8	11	192	203
Share of income from associate	—	—	—	—	—	1,473	1,473
Other expenses, net	—	—	—	(51)	(51)	(52)	(103)
Segment income or loss	$7,714	$9,919	$12,653	$36,142	$66,428	$(14,337)	$52,091

All of our operating segments earned revenue from at least one major customer representing greater than 10% of total revenue during the years ended December 31, 2015 and 2014. During the year ended December 31, 2016, the LR1/Panamax segment only had one customer generating revenue. The revenue from those customers within their respective segments was as follows:

In thousands of U.S. dollars		For the year ended December 31,
Segment	Customer	2016	2015	2014
MR	Scorpio MR Pool Limited (1)	$248,974	$315,925	$112,826
LR2	Scorpio LR2 Pool Limited (1)	156,503	208,132	67,054
Handymax	Scorpio Handymax Tanker Pool Limited (1)	73,683	138,736	54,052
LR1/Panamax	Scorpio Panamax Tanker Pool Limited (1)	5,843	34,613	46,925
		$485,003	$697,406	$280,857

(1)	These customers are related parties as described in Note 15.

14.	Common shares

Follow-on Offering of Common Shares
In May 2015, we closed on the sale of 17,177,123 newly issued shares of our common stock in an underwritten offering at an offering price of $9.30 per share. We received aggregate net proceeds of $152.1 million, after deducting the underwriters’ discounts and offering expenses of $7.6 million.
2010 Equity Incentive Plan Issuances
The following activity has occurred under our 2010 Equity Incentive Plan during the years ending December 31, 2015 and 2014:

•
On June 18, 2010, we issued 559,458 shares of restricted stock to our employees for no cash consideration. The share price at the date of issue was $10.99 per share. One-third of these shares vested on April 6, 2013, one-third vested on April 6, 2014, and one-third vested on April 6, 2015.

•
On January 31, 2011, we issued 281,000 shares of restricted stock to our employees for no cash consideration. The share price at the date of issue was $9.83 per share. One-third of these shares vested on January 31, 2012, one-third vested on January 31, 2013, and one-third vested on January 31, 2014.

•
On January 31, 2012, we issued 281,000 shares of restricted stock to employees for no cash consideration. The share price at the date of issue was $5.65 per share. One-third of the shares vested on January 31, 2013, one-third vested on January 31, 2014, and one-third vested on January 31, 2015.

There are no remaining shares available for issuance under the 2010 Equity Incentive Plan.
2013 Equity Incentive Plan
     In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 5,000,000 common shares for issuance under the 2013 Equity Issuance Plan which was subsequently revised as follows:

•
In October 2013, we reserved an additional 6,376,044 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In September 2014, we reserved an additional 1,088,131 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In May 2015, we reserved an additional 1,755,443 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In June 2016, we reserved an additional 2,301,115 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In December 2016, we reserved an additional 1,348,992 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

Under the terms of the 2013 Equity Incentive Plan, stock options and stock appreciation rights granted under the 2013 Equity Incentive Plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.
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
 Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the 2013 Equity Incentive Plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.
 Our board of directors may amend or terminate the 2013 Equity Incentive Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the 2013 Equity Incentive Plan will expire ten years from the date the plan is adopted.
In the second quarter of 2013, we issued 4,610,000 shares of restricted stock to our employees and 390,000 shares to our independent directors for no cash consideration. The weighted average share price on the issuance dates was $8.69 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vested on March 10, 2016, (ii) one-third of the shares vested on March 10, 2017, and (iii) one-third of the shares vest on March 10, 2018. The vesting schedule of the restricted stock to our independent directors is (i) one-third of the shares vested on March 10, 2014, (ii) one-third of the shares vested on March 10, 2015, and (iii) one-third of the shares vested on March 10, 2016.
In October 2013, we issued 3,749,998 shares of restricted stock to our employees and 250,000 shares to our independent directors for no cash consideration. The weighted average share price on the issuance date was $9.85 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vested on October 11, 2016, (ii) one-third of the shares vest on October 11, 2017, and (iii) one-third of the shares vest on October 11, 2018. The vesting schedule of the restricted stock to our independent directors is (i) one-half of the shares vested on October 11, 2014 and (ii) one-half of the shares vested on October 11, 2015.
In February 2014, we issued 2,011,000 shares of restricted stock to our employees and 145,045 shares to our independent directors for no cash consideration. The weighted average share price on the issuance date was $9.30 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vested on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019. The vesting schedule of the restricted stock to our independent directors is (i) one-third of the shares vested on February 21, 2015, (ii) one-third of the shares vested on February 21, 2016, and (iii) one-third of the shares vested on February 21, 2017.
In May and September 2014, we issued 213,000 and 5,000 shares of restricted stock to SSH employees, respectively, for no cash consideration. The share prices on the issuance dates were $8.89 per share and $9.13 per share, respectively. The vesting schedule of the restricted stock to SSH employees is (i) one-third of the shares vested on February 21, 2017, (ii) one-third of the shares vest on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019.
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
In July 2015, we issued 1,466,944 shares of restricted stock to our employees, 100,000 shares to our directors and 290,500 to SSH employees for no cash consideration. The share price on the issuance date was $10.32 per share. The vesting schedule of the restricted stock issued to our employees and SSH employees is (i) one-third of the shares vest on June 4, 2018, (ii) one-third of the shares vest on June 4, 2019, and (iii) one-third of the shares vest on June 4, 2020. The restricted shares issued to our directors vested on June 4, 2016.
In July 2016, we issued 1,864,615 shares of restricted stock to our employees, 150,000 shares to our directors and 286,500 shares to SSH employees for no cash consideration. The share price on the issuance date was $4.74 per share. The vesting schedule of the restricted stock issued to our employees and SSH employees is (i) one-third of the shares vest on June 5, 2019, (ii) one-third of the shares vest on June 5, 2020, and (iii) one-third of the shares vest on June 5, 2021. The restricted shares issued to our directors vest on June 5, 2017.
1,398,992 shares remained eligible for issuance under the 2013 Equity Incentive Plan as of December 31, 2016.

The following is a summary of activity for awards of restricted stock during the years ended December 31, 2016 and 2015:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2014	12,387,327	$9.16
Granted	1,857,444	10.32
Vested	(633,501)	9.19
Outstanding and non-vested, December 31, 2015	13,611,270	9.32
Granted	2,301,115	4.74
Vested	(3,248,800)	9.19
Forfeited	(50,000)	7.80
Outstanding and non-vested, December 31, 2016	12,613,585	$8.52
Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.
Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the year ending December 31, 2017	$20,980	$302	$21,282
For the year ending December 31, 2018	11,390	—	11,390
For the year ending December 31, 2019	4,549	—	4,549
For the year ending December 31, 2020	1,570	—	1,570
For the year ending December 31, 2021	293	—	293
	$38,782	$302	$39,084
 Dividend Payments
The following dividends were paid during the years ended December 31, 2016, 2015 and 2014.

Dividends	Date
per share	Paid
$0.08	March 26, 2014
$0.09	June 12, 2014
$0.10	September 10, 2014
$0.12	December 12, 2014
$0.12	March 30, 2015
$0.125	June 10, 2015
$0.125	September 4, 2015
$0.125	December 11, 2015
$0.125	March 30, 2016
$0.125	June 24, 2016
$0.125	September 29, 2016
$0.125	December 22, 2016

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
During the year ended December 31, 2016, we acquired the following:

•	an aggregate of 2,956,760 of our common shares that are being held as treasury shares at an average price of $5.58 per share.

•	$10.0 million aggregate principal amount of our Convertible Notes at an average price of $839.28 per $1,000 principal amount.
We had $153.3 million remaining under our Securities Repurchase Program as of December 31, 2016.  We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
As of December 31, 2016 and 2015, there were 49,980,592 and 47,023,832 common shares held in treasury, respectively.
Shares outstanding
We currently have 425,000,000 registered shares of which 400,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 designated as preferred shares with a par value of $0.01.
As of December 31, 2016, we had 174,629,755 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.

15.	Related party transactions
On September 29, 2016, we agreed to amend our administrative services agreement, or the Administrative Services Agreement, with Scorpio Services Holding Limited, or SSH, and our master agreement, or the Master Agreement, with SCM and SSM under a deed of amendment, or the Deed of Amendment.  Pursuant to the terms of the Deed of Amendment, on November 15, 2016, we entered into definitive documentation to memorialize the agreed amendments to the Master Agreement, or the Amended and Restated Master Agreement. The Amended and Restated Master Agreement and the Administrative Services Agreement as amended by the Deed of Amendment, or the Amended Administrative Services Agreement, are effective as from September 29, 2016. Under the terms of the amendments, (i) the fee of 1% payable to SSH upon any future vessel sale or purchase was eliminated and (ii) in the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. There was no consideration paid by us for these amendments.
The independent members of the Company's Board of Directors unanimously approved the Amended Administrative Services Agreement and Amended and Restated Master Agreement described in the preceding paragraph.
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated statement of income or loss and balance sheet are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2016	2015	2014
Pool revenue(1)
Scorpio MR Pool Limited	$248,974	$315,925	$112,826
Scorpio LR2 Pool Limited	156,503	208,132	67,054
Scorpio Handymax Tanker Pool Limited	73,683	138,736	54,052
Scorpio Panamax Tanker Pool Limited	5,843	34,613	46,925
Voyage expenses(2)	(1,128)	(2,127)	(2,052)
Vessel operating costs(3)	(19,484)	(18,393)	(7,947)
Administrative expenses(4)	(9,462)	(7,950)	(3,542)

(1)
These transactions relate to revenue earned in the Scorpio Group Pools. The Scorpio Group Pools are related party affiliates. When our vessels are in the Scorpio Group Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels.

(2)
These transactions represent the expense due to SCM, a related party affiliate, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Group Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Group Pools, each vessel pays (i) flat fees of $250 per day for LR1/Panamax and LR2 vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue.  These expenses are included in voyage expenses in the consolidated statements of income or loss.

(3)
These transactions represent technical management fees charged by SSM, a related party affiliate, which are included in vessel operating costs in the consolidated statements of income or loss. SSM’s services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We believe our technical management fees are at arms-length rates as they are based on contracted rates that were the same as those charged to other vessels managed by SSM at the time the management agreements were entered into. This fee is $685 per vessel per day.

(4)
We have an Amended Administrative Services Agreement with SSH, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for the reasonable direct or indirect expenses that are incurred on our behalf. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. The expenses incurred under this agreement were as follows, and were recorded in general and administrative expenses in the consolidated statement of income or loss.

•
The expense for the year ended December 31, 2016 of $9.5 million included (i) administrative fees of $7.3 million charged by SSH, (ii) restricted stock amortization of $1.6 million, which relates to the issuance of an aggregate of 795,000 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014, July 2015 and July 2016, and (iii) the reimbursement of expenses of 0.6 million.

•
The expense for the year ended December 31, 2015 of $7.9 million included (i) administrative fees of $6.8 million charged by SSH, (ii) restricted stock amortization of $0.9 million, which relates to the issuance of an aggregate 508,500 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014 and July 2015 and (iii) the reimbursement expenses of $0.2 million.

•
The expense for the year ended December 31, 2014 of $3.5 million included (i) administrative fees of $3.1 million charged by SSH, (ii) restricted stock amortization of $0.3 million, which relates to the issuance of an aggregate 218,000 shares of restricted stock to SSH employees for no cash consideration in May and September 2014 and (iii) the reimbursement of expenses of $0.1 million.

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2016	2015
Assets:
Accounts receivable (due from the Scorpio Group Pools) (1)	$40,680	$59,475
Accounts receivable and prepaid expenses (SSM) (2)	4,233	2,348
Other assets (pool working capital contributions) (3)	19,217	19,256
Liabilities:
Accounts payable and accrued expenses (SSM)	653	484
Accounts payable and accrued expenses (SSH)	90	77
Accounts payable and accrued expenses (SCM)	53	175
Accounts payable and accrued expenses (owed to the Scorpio Group Pools)	15	610

(1)
Accounts receivable due from the Scorpio Group Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of December 2016 and 2015 include $24.1 million and $8.6 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Group Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:

•
For vessels in the Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from each pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.

•
For vessels in the Scorpio MR Pool and Scorpio Panamax Tanker Pool, any contributions are repaid, without interest, when such vessel has earned sufficient net revenues to cover the value of such working capital contributed.  Accordingly, we classify such amounts as current (within accounts receivable).

•
For vessels in the Scorpio LR2 Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from each pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.

(2)	Accounts receivable and prepaid expenses from SSM relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.

(3)	Represents the non-current portion of working capital receivables as described above.
Prior to September 29, 2016, we paid SSH a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. As described above, this fee was eliminated for all vessel purchase or sale agreements entered into after September 29, 2016. These fees are capitalized as part of the carrying value of the related vessel for a vessel purchase and are included as part of the gain or loss on sale for a vessel disposal.

•
During the year ended December 31, 2016, we paid SSH an aggregate fee of $1.7 million in connection with the sales of STI Lexington, STI Mythos, STI Chelsea, STI Powai, and STI Olivia and a fee of $0.6 million for the purchase and delivery of STI Lombard. Additionally, we paid SCM an aggregate termination fee of $2.7 million that was due under the commercial management agreements and we paid SSM an aggregate termination fee of $2.5 million that was due under the technical management agreements as a result of the aforementioned vessel sales. The agreements to sell and acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Service Agreement. The aggregate fees paid to SCM, SSH and SSM are recorded within write down of vessels held for sale and net loss on sales of vessels within the consolidated statement of income or loss.

•
During the year ended December 31, 2015, we paid SSH an aggregate fee of $12.6 million in connection with the purchase and delivery of 29 vessels and the sales of four vessels. Additionally, as a result of the sale of STI Highlander in 2015, we paid a $0.5 million termination fee due under the vessel's commercial management agreement with SCM and a $0.5 million termination fee due under the vessel's technical management agreement with SSM.

•
During the year ended December 31, 2014, we paid SSH an aggregate fee of $26.1 million, which consisted of $11.7 million related to the purchase and delivery of 33 vessels under our Newbuilding Program, $14.0 million relating to the purchase and sale of our seven VLCCs under construction, and $0.4 million relating to the sales of two vessels.

In 2011, we also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for vessels under our Newbuilding Program. During the year ended December 31, 2014, we were charged $0.02 million under this agreement. There were no costs incurred under this agreement during the years ended December 31, 2016 and 2015.
 Key management remuneration
The table below shows key management remuneration for the years ended December 31, 2016, 2015 and 2014:

	For the year ended December 31,
In thousands of U.S. dollars	2016	2015	2014
Short-term employee benefits (salaries)	$8,786	$15,601	$7,454
Share-based compensation (1)	25,575	26,911	23,553
Total	$34,361	$42,512	$31,007

(1)	Represents the amortization of restricted stock issued under our equity incentive plans as described in Note 14.
For the purpose of the table above, key management are those persons who have authority and responsibility for making strategic decisions, and managing operating, financial and legal activities.
There are no post-employment benefits.

16.	Vessel revenue

During the year ended December 31, 2016, 2015 and 2014, we had six, six, and four vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater), respectively. The remaining vessels earned revenue from the Scorpio Group Pools or in the spot market.

Revenue Sources

	For the year ended December 31,
In thousands of U.S. dollars	2016	2015	2014
Pool revenue	$485,003	$697,406	$280,857
Voyage revenue (spot market)	—	38,441	48,112
Time charter revenue	36,694	19,714	13,538
Other revenue	1,050	150	300
	$522,747	$755,711	$342,807

17.	Charterhire

The following table depicts our time or bareboat chartered-in vessel commitments during the year ended December 31, 2016:

	Name	Year built	Vessel class	Charter type	Delivery (1)	Charter Expiration	Rate ($/ day)
	Active as of December 31, 2016
1	Kraslava	2007	Handymax	Time Charter	January-11	June-17	17,000
2	Krisjanis Valdemars	2007	Handymax	Time Charter	February-11	April-17	17,000
3	Silent	2007	Handymax	Time Charter	March-16	March-19	15,600	(2)
4	Single	2007	Handymax	Time Charter	March-16	March-19	15,600	(2)
5	Star I	2007	Handymax	Time Charter	March-16	March-19	15,600	(2)
6	Steel	2008	Handymax	Bareboat	January-17	March-19	6,000	(3)
7	Sky	2008	Handymax	Bareboat	January-17	March-19	6,000	(3)
8	Stone I	2008	Handymax	Bareboat	January-17	March-19	6,000	(3)
9	Style	2008	Handymax	Bareboat	January-17	March-19	6,000	(3)
10	Miss Mariarosaria	2011	MR	Time Charter	May-15	May-17	16,350
11	Vukovar	2015	MR	Time Charter	May-15	May-18	17,034
12	Targale	2007	MR	Time Charter	May-12	May-17	16,200
13	Zefyros	2013	MR	Time Charter	July-16	July-17	15,800	(4)
14	Gan-Trust	2013	MR	Time Charter	January-13	January-18	17,500	(5)
15	CPO New Zealand	2011	MR	Time Charter	September-16	September-18	15,250	(6)
16	CPO Australia	2011	MR	Time Charter	September-16	September-18	15,250	(6)
17	Ance	2006	MR	Time Charter	October-16	October-17	13,500	(7)
18	Hellespont Progress	2006	LR1	Time Charter	March-14	March-17	17,250
19	Densa Crocodile	2015	LR2	Time Charter	February-15	February-17	22,600	(8)
20	Densa Alligator	2013	LR2	Time Charter	September-13	March-17	18,500	(9)
	Bareboat or Time charters That Expired In 2016
1	King Douglas	2008	LR1	Time Charter	August-13	January-16	15,000
2	STI Lombard	2013	LR2	Bareboat	August-15	April-16	10,000	(10)
3	Iver Prosperity	2007	Handymax	Time Charter	September-13	April-16	13,500

(1)	Represents delivery date or estimated delivery date.
(2)
In December 2016, we entered into an agreement to cancel the time charter agreement for this vessel and enter into a new bareboat charter agreement. The time charter-in contract was cancelled in January 2017 and replaced by the new bareboat contract at a rate of $7,500 per day. The agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.

(3)
In December 2016, we entered into an agreement to bareboat-in this vessel at a rate of $6,000 per day. The agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.

(4)	We have an option to extend the charter for an additional year at $17,000 per day.
(5)	In November 2016, we entered into a new charter agreement for a year at $13,050 per day effective January 2017. We have an option to extend the charter for an additional year at $15,000 per day.
(6)	We have an option to extend the charter for an additional year at $16,000 per day.
(7)	We have an option to extend the charter for an additional one year at $15,000 per day.
(8)
We have entered into an agreement with a third party whereby we split all of the vessel's profits and losses above or below the daily base rate. This agreement is being accounted for as derivative financial instrument as described in Note 12.

(9)	In February 2017, we entered into a new charter agreement for six months at $14,360 per day. We have an option to extend the charter for an additional six months at $15,385 per day.
(10)
In April 2016, we took delivery of STI Lombard, an LR2 product tanker that was previously bareboat chartered-in under a finance lease arrangement, and paid the remaining 90% of the purchase price or $53.1 million.

The undiscounted remaining future minimum lease payments under these arrangements as of December 31, 2016 are $88.0 million. The obligations under these agreements will be repaid as follows:

	As of December 31,
In thousands of U.S. dollars	2016	2015
Less than 1 year	$57,018	$38,033
1 - 5 years	30,933	9,399
Total	$87,951	$47,432
During the years ended December 31, 2016, 2015 and 2014, our charterhire expense was $78.9 million, $96.9 million and $139.2 million, respectively.
Other income from chartered-in vessel
In September 2015, we received a payment of $1.4 million as compensation for the early termination a time charter-in vessel from the vessel owner.

18.	General and administrative expenses

General and administrative expenses primarily represent employee benefit expenses, professional fees and administrative fees payable to SSH under our administrative services agreement (as described in Note 15).

Employee benefit expenses consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2016	2015	2014
Short term employee benefits (salaries)	$12,330	$19,978	$9,268
Share based compensation (see Note 14)	30,207	33,687	29,726
	$42,537	$53,665	$38,994

19.	Financial expenses

Financial expenses consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2016	2015	2014
Interest payable on debt (1)	$75,420	$72,178	$15,888
Amortization of deferred financing fees (2)	28,628	17,418	4,834
Commitment fees on undrawn portions of debt	—	—	48
Total financial expenses	$104,048	$89,596	$20,770

(1)
The increase in interest payable in each year is primarily attributable to increases in the Company’s debt balance. Average debt outstanding during the years ended December 31, 2016, 2015 and 2014 was $1,986.6 million, $1,941.0 million and $783.9 million, respectively. Interest payable during those periods was offset by interest capitalized as part of our Newbuilding Program (as described in Note 5) of $6.3 million, $5.6 million and $16.6 million, respectively.

(2)
The amortization of deferred financing fees in the years ended December 31, 2016, 2015 and 2014 included charges of $14.4 million, $2.7 million and $0.5 million, respectively for the write-offs of deferred financing fees during those periods. The write-off of deferred financing fees in the year ended December 31, 2016 includes $3.2 million related to the repayment of debt as a result of the sales of five vessels and $11.2 million related to the refinancing of outstanding borrowings under various credit facilities and the repurchase of our Convertible Notes as described in Note 11. The write-off of deferred financing fees in the year ended December 31, 2015 relates to the refinancing of outstanding indebtedness. The write-off of deferred financing fees in the year ended December 31, 2014 relates to the repayment of debt as a result of the sales of four vessels. Amortization of deferred financing fees was reduced by the capitalization of deferred financing fee amortization as part of our Newbuilding Program of $0.8 million during the year ended December 31, 2014. No deferred financing amortization was capitalized during the years ended December 31, 2016 and 2015.

20.	Tax

Scorpio Tankers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands’ income tax. Based upon review of applicable laws and regulations, and after consultation with counsel, we do not believe we are subject to material income taxes in any jurisdiction, including the United States of America. Therefore, we did not have any tax charges, benefits, or balances as of or for the periods ended December 31, 2016, 2015 and 2014.

21.	(Loss) / earnings per share

The calculation of both basic and diluted (loss) / earnings per share is based on net income or loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
In thousands of U.S. dollars except for share data	2016	2015	2014
Net (loss) or income attributable to equity holders of the parent - basic	$(24,903)	$217,749	$52,091
Convertible Notes interest expense	—	19,630	—
Convertible Notes deferred financing amortization	—	1,756	—
Net (loss) or income attributable to equity holders of the parent - diluted	$(24,903)	$239,135	$52,091

Basic weighted average number of shares	161,118,654	161,436,449	171,851,061
Effect of dilutive potential basic shares:
Restricted stock	—	7,323,894	4,441,741
Convertible Notes	—	30,978,983	—
	—	38,302,877	4,441,741
Diluted weighted average number of shares	161,118,654	199,739,326	176,292,802

(Loss) / Earnings Per Share:
Basic	$(0.15)	$1.35	$0.30
Diluted	$(0.15)	$1.20	$0.30

During the year ended December 31, 2016, we incurred a net loss and as a result, the inclusion of potentially dilutive shares relating to unvested shares of restricted stock and our Convertible Notes were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.  Accordingly, Convertible Notes interest expense, deferred financing amortization and the potentially dilutive securities relating to the conversion of the Convertible Notes (representing 34,049,792 shares of common stock) along with the potentially dilutive impact of 12,613,585 unvested shares of restricted stock were excluded from the computation of diluted earnings per share.
The dilutive effect of 38,302,877 shares for the year ended December 31, 2015 relates to 31,791,435 potentially dilutive shares relating to our Convertible Notes and 13,611,270 unvested shares of restricted stock.
Convertible Notes interest expense, deferred financing amortization and the potentially dilutive securities relating to the conversion of the Convertible Notes (representing 15,015,451 shares of common stock) were excluded from the computation of diluted earnings per share during the year ended December 31, 2014 because their effect would have been anti-dilutive under the if-converted method. The dilutive effect of 4,441,741 shares of restricted stock for the year ended December 31, 2014 related to 12,387,327 unvested restricted shares of restricted stock.

22.	Financial instruments - financial and other risks
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
The fair values and carrying values of our financial instruments at December 31, 2016 and 2015, respectively, are shown in the table below.

Categories of Financial Instruments

	As of December 31, 2016		As of December 31, 2015
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$99,887	$99,887	$200,970	$200,970
Loans and receivables (2)	42,329	42,329	69,017	69,017
Derivatives at fair value through profit or loss (3)	116	116	—	—

Financial liabilities
Accounts payable (4)	$9,282	$9,282	$25,683	$25,683
Accrued expenses (4)	23,024	23,024	32,643	32,643
Derivatives at fair value through profit or loss (3)	—	—	1,255	1,255
Secured bank loans (5)	1,466,940	1,466,940	1,586,396	1,586,396
Finance lease (6)	—	—	53,372	53,372
Unsecured Senior Notes Due 2020 (7)	48,252	53,750	47,300	53,750
Unsecured Senior Notes Due 2017 (7)	52,330	51,750	51,129	51,750
Convertible Notes (8)	286,321	348,500	334,301	358,500

(1)	Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

(2)	We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.

(3)
The derivative financial instrument at December 31, 2016 and December 31, 2015 consists of the profit or loss agreement relating to Densa Crocodile whereby the profits or losses above or below the daily time charter rate are shared with a third party who neither owns nor operates the vessel. This instrument is recorded at the present value of estimated future cash flows which are derived from observable time charter rates and discounted based on the applicable yield curves to determine the fair value. As such, we classify this liability as a Level 2 fair value measurement.

(4)	We consider that the carrying amount of accounts payable and accrued expenses approximate the fair value due to the relative short maturity of these instruments.

(5)
The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates. Accordingly, we consider its fair value to be a Level 2 measurement. These amounts are shown net of $31.1 million and $46.7 million of unamortized deferred financing fees as of December 31, 2016 and 2015, respectively.

(6)	We considered that the carrying value of our finance lease approximated fair value due to the relative short maturity of the instrument.

(7)
The carrying value of our Unsecured Senior Notes Due 2020 and 2017 are measured at amortized cost using the effective interest method. The carrying values shown in the table are the face value of the notes. These notes are shown net of $0.5 million and $1.1 million of unamortized deferred financing fees, respectively, on our consolidated balance sheet as of December 31, 2016. Our Senior Notes Due 2020 and 2017 are quoted on the New York Stock Exchange under the symbols 'SBNA' and 'SBNB', respectively. We consider their fair values to be Level 1 measurements due to their quotation on an active exchange.

(8)
The carrying value of our Convertible Notes shown in the table above is its face value. The liability component of the Convertible Notes has been recorded within Long-term debt on the consolidated balance sheet as of December 31, 2016, net of $4.6 million of unamortized deferred financing fees. The equity component of the Convertible Notes has been recorded within Additional paid-in capital on the consolidated balance sheet, net of $1.9 million of deferred financing fees. We consider its fair value to be a Level 2 measurement.

Financial risk management objectives
We identify and evaluate significant risks on an ongoing basis with the objective of managing the sensitivity of our results and financial position to those risks. These risks include market risk, credit risk, liquidity risk and foreign exchange risk.

The use of financial derivatives is governed by our policies as approved by the board of directors.
Market risk
Our activities expose us to the risks inherent with the tanker industry, which has historically been volatile, and financial risks of changes in interest rates.
Spot market rate risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. We currently have five vessels on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $31.1 million, $31.4 million and $20.2 million for the years ended December 31, 2016, 2015 and 2014, respectively.
Interest rate risk
The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the entire year.
If interest rates had been 1% higher/lower and all other variables were held constant, our net loss for the year ended December 31, 2016 would have decreased/increased by $14.8 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities as described in Note 11.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2015 would have decreased/increased by $13.9 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities as described in Note 11.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2014 would have decreased/increased by $2.5 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities that were in place during that year.
Credit risk
Credit risk is the potential exposure of loss in the event of non-performance by customers and derivative instrument counterparties.
We only place cash deposits with major banks covered with strong and acceptable credit ratings.
Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial and technical managers. We did not experience material credit losses on our accounts receivables portfolio in the years ended December 31, 2016, 2015, and 2014.
The carrying amount of financial assets recognized in our consolidated financial statements represents the maximum exposure to credit risk without taking account of the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2016, 2015, and 2014.
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
Current economic conditions make forecasting difficult, and there is the possibility that our actual trading performance during the coming year may be materially different from expectations.  As described in Note 11, our 2011 Credit Facility and our DVB Credit Facility are scheduled to mature in May 2017 and August 2017, respectively.  As described in Note 23, in 2017 we refinanced four of the seven vessels collateralized under the 2011 Credit Facility. Additionally, we received an offer to refinance the remaining amounts under the 2011 Credit Facility (via the non-binding offer to sell and leaseback three vessels as described in Note 4) and a commitment to refinance our DVB Credit Facility in 2017 (as described in Note 23) which remain subject to the execution of definitive documentation and customary conditions precedent.  It is also likely that additional, currently uncommitted sources of financing will be required to meet the financial commitment relating to the scheduled maturity of our Senior Unsecured Notes Due 2017, which are scheduled to mature in October 2017.  We could also pursue other means to raise liquidity, such as through the sale of vessels, to meet our obligations.

There can be no assurance that these or other measures will be successful and a deterioration in economic conditions or a failure to refinance our debt that is maturing could cause us to breach our debt covenants and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Based on internal forecasts and projections, which assume the refinancing of the aforementioned debt that is maturing in 2017, and that take into account reasonably possible changes in our trading performance, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to newbuilding installments, debt service obligations and charterhire commitments) for a period of at least twelve months from the date of approval of these consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
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
To be repaid as follows:

	As of December 31,
In thousands of U.S. dollars	2016	2015
Less than 1 month	$32,997	$28,065
1-3 months	41,577	41,901
3 months to 1 year	354,738	187,305
1-5 years	1,723,306	1,700,643
5+ years	54,330	525,888
Total	$2,206,948	$2,483,802
All other current liabilities fall due within less than one month.
The following table details our remaining contractual maturity for derivative financial instruments (which include the profit or loss sharing agreement and the interest rate swaps). The amounts represent the future undiscounted cash flows of the financial liability or asset based on the earliest date on which we can be required to pay or receive.

	As of December 31,
In thousands of U.S. dollars	2016	2015
Asset
Less than 1 month	$—	$—
1-3 months	116	—
Liability
Less than 1 month	—	—
1-3 months	—	320
3 months to 1 year	—	880
1-5 years	—	84
Total	$116	$1,284
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
Vessel Deliveries and Related Debt Drawdowns
In February 2017, we took delivery of STI Selatar, an LR2 product tanker that was under construction, from SSME and drew down $29.4 million from our Credit Suisse Credit Facility to partially finance the purchase of this vessel. Additionally, in March 2017, we drew down $29.0 million from our Credit Suisse Credit Facility to partially finance the purchase of STI Rambla, an LR2 product tanker that is currently under construction at SSME and is expected to be delivered before the end of March 2017. The drawdowns are summarized as follows:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$29.4	February 2017	STI Selatar
29.0	March 2017	STI Rambla	(1)
(1) Amount drawn to partially finance the expected delivery of this vessel from SSME, which is scheduled to occur before the end of March 2017.
2017 Credit Facility
In March 2017, we executed a senior secured term loan facility with a group of financial institutions led by Macquarie Bank Limited (London Branch) for up to $172.0 million, or the 2017 Credit Facility. The 2017 Credit Facility consists of five tranches; including two commercial tranches of $15.0 million and $25.0 million, a KEXIM Guaranteed Tranche of $48.0 million, a KEXIM Funded Tranche of $52.0 million, and a GIEK Guaranteed Tranche of $32.0 million.
The 2017 Credit Facility is expected to be used to partially finance the purchase of eight MR product tankers that are currently under construction at HMD. Drawdowns will be available at an amount equal to the lower of 60% of the contract price and 60% of the fair market value of each respective vessel. Other key terms are as follows:

•
The first commercial tranche of $15.0 million has a final maturity of six years from the drawdown date of each vessel, bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15 year repayment profile.

•
The second commercial tranche of $25.0 million has a final maturity of nine years from the drawdown date of each vessel (assuming KEXIM or GIEK have not exercised their option to call for prepayment of the KEXIM and GIEK funded and guaranteed tranches by the date falling two months prior to the maturity of the first commercial tranche and in the event that the first commercial tranche has not been extended), bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15 year repayment profile.

•
The KEXIM Funded Tranche and GIEK Guaranteed Tranche have a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bear interest at LIBOR plus a margin of 2.15% per annum, and have a 12 year repayment profile.

•
The KEXIM Guaranteed Tranche has a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bears interest at LIBOR plus a margin of 1.60% per annum, and has a 12 year repayment profile.

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
Our 2017 Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 each time chartered-in vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

BNP Paribas Credit Facility
In January and February 2017, we refinanced the outstanding indebtedness related to STI Sapphire and STI Emerald by repaying an aggregate of $26.3 million on our 2011 Credit Facility and drawing down an aggregate amount of $27.6 million from our BNP Paribas Credit Facility. The drawdown amounts and dates were as follows:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$13.8	January 2017	STI Sapphire
13.8	February 2017	STI Emerald
HSH Nordbank Credit Facility
In January 2017, we entered into a senior secured credit facility agreement with HSH Nordbank AG for $31.1 million, or the HSH Nordbank Credit Facility. In February 2017, we refinanced the outstanding indebtedness related to STI Duchessa and STI Onyx by repaying an aggregate of $23.7 million on our 2011 Credit Facility and drawing down an aggregate of $31.1 million from this facility as follows:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$16.5	February 2017	STI Duchessa
14.6	February 2017	STI Onyx
Repayments on all borrowings under the HSH Nordbank Credit Facility are scheduled to be made in 20 consecutive quarterly installments. The first eight repayment installments shall be $745,669 each and the next 12 repayment installments shall be $648,408 each, the last of which shall be payable together with an additional balloon installment equal to the then outstanding balance of the loan. The facility has a final maturity of five years from the first drawdown date, and bears interest at LIBOR plus a margin of 2.50% per annum.
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
Our HSH Nordbank Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	The ratio of EBITDA to net interest expense (excluding non-cash items) greater than 2.50 to 1.00 calculated on a trailing four quarter basis.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 each time chartered-in vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

DVB 2017 Credit Facility
In January 2017, we received a commitment for a credit facility of up to $81.4 million from DVB Bank SE, or the DVB 2017 Credit Facility, to refinance our previous facility with DVB Bank SE. The new credit facility is expected to be used to refinance the existing indebtedness on four product tankers, has a final maturity of December 2021, and bears interest at LIBOR plus a margin of 2.75% per annum. The available borrowings may be used to finance up to 63% of the fair market value of the respective vessels.
The remaining terms and conditions, including financial covenants, are similar to those set forth above in the Company's existing credit facilities. The loan facility is subject to customary conditions precedent and the execution of definitive documentation.
Dividend Declaration
On February 13, 2017, our Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on March 30, 2017 to all shareholders of record as of February 23, 2017.
Convertible Senior Notes due 2019
On February 23, 2017, the conversion rate of our Convertible Notes was adjusted to reflect a cash dividend with respect to our common shares. The new conversion rate for the Convertible Notes was adjusted to 97.9316 of our common shares per $1,000 principal amount of the Convertible Notes, representing an increase of the prior conversion rate of 0.2277 shares per $1,000 principal amount of the Convertible Notes.
Time and Bareboat Chartered-in Vessels
As described in Note 17, in December 2016, we entered into agreements to bareboat-in seven Handymax ice-class 1A product tankers. The agreements include purchase options, which can be exercised through December 31, 2018. If we do not exercise the purchase options, the bareboat-in agreements expire on March 31, 2019.
Three of the vessels were previously time chartered-in by us for $15,600 per day. These time charter-in contracts were canceled in January 2017 and replaced by the new bareboat contracts at a rate of $7,500 per day. The remaining four vessels were chartered-in, on a bareboat basis, at $6,000 per day. These vessels were delivered in February 2017.
In February 2017, we entered into a new time charter agreement on a 2013 built, LR2 product tanker, which we then time chartered-in, for an additional six months at $14,360 per day effective February 2017. We also have the option to extend the charter for an additional six months at $15,385 per day.
In February 2017, we entered into new time charter agreements on two 2007 built, ice-class 1B Handymax product tankers which we then time chartered-in, each for one year at $11,250 per day, one effective March 2017 and the other effective May 2017. We also have options to extend these charters, each for additional one year, each at $13,250 per day.