Form 20-F
period 2017-12-31
Scorpio Tankers Inc.
filed 2018-03-23
CIK 1483934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Mr. Emanuele Lauro
+377-9798-5716
investor.relations@scorpiotankers.com
9, Boulevard Charles III Monaco 98000
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	New York Stock Exchange
6.75% Senior Notes due 2020	New York Stock Exchange
8.25% Senior Notes due 2019	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2017, there were 326,507,544 outstanding shares of common stock, par value $0.01 per share.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting
Standards Board to its Accounting Standards Codification after April 5, 2012.

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
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies and currencies;

•	general market conditions, including the market for our vessels, fluctuations in spot and charter rates and vessel values;

•	availability of financing and refinancing;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	vessels breakdowns and instances of off-hires;

•	competition within our industry;

•	the supply of and demand for vessels comparable to ours;

•	corruption, piracy, militant activities, political instability, terrorism, ethnic unrest in locations where we may operate;

•	delays and cost overruns in construction projects;

•	our level of indebtedness;

•	our ability to obtain financing and to comply with the restrictive and other covenants in our financing arrangements;

•	our need for cash to meet our debt service obligations;

•	our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;

•	our ability to successfully identify, consummate, integrate, and realize the expected benefits from acquisitions, including our acquisition of Navig8 Product Tankers Inc., or NPTI;

•
risks relating to the integration of the operations of NPTI and the possibility that the anticipated synergies and other benefits of the acquisition of NPTI will not be realized or will not be realized within the expected timeframe;

•	availability of skilled workers and the related labor costs;

•	compliance with governmental, tax, environmental and safety regulation;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;

•	general economic conditions and conditions in the oil and natural gas industry;

•	effects of new products and new technology in our industry;

•	the failure of counterparties to fully perform their contracts with us;

•	our dependence on key personnel;

•	adequacy of insurance coverage;

•	our ability to obtain indemnities from customers;

•	changes in laws, treaties or regulations applicable to us;

•	the volatility of the price of our common shares and our other securities; and

•	other factors described from time to time in the report we file and furnish with the U.S. Securities and Exchange Commission, or the SEC.

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
As used herein, “SLR2P” refers to the Scorpio LR2 Pool, “SPTP” refers to the Scorpio Panamax Tanker Pool, “SLR1P” refers to the Scorpio LR1 Tanker Pool, “SMRP” refers to the Scorpio MR Pool, and “SHTP” refers to the Scorpio Handymax Tanker Pool, which are spot market-oriented tanker pools in which certain of our vessels operate. In addition, “HMD” refers to Hyundai Mipo Dockyard Co. Ltd. of South Korea.
A. Selected Financial Data
The following tables set forth our selected consolidated financial data and other operating data as of and for the years ended December 31, 2017, 2016, 2015, 2014, and 2013. The selected data is derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our audited consolidated financial statements for the years ended December 31, 2017, 2016, and 2015 and our consolidated balance sheets as of December 31, 2017 and 2016, together with the notes thereto, are included herein. Our audited consolidated financial statements for the years ended December 31, 2014 and 2013 and our consolidated balance sheets as of December 31, 2015, 2014 and 2013, and the notes thereto, are not included herein.

	For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2017	2016	2015	2014	2013
Consolidated income statement data
Revenue
Vessel revenue	$512,732	$522,747	$755,711	$342,807	$207,580
Operating expenses
Vessel operating costs	(231,227)	(187,120)	(174,556)	(78,823)	(40,204)
Voyage expenses	(7,733)	(1,578)	(4,432)	(7,533)	(4,846)
Charterhire	(75,750)	(78,862)	(96,865)	(139,168)	(115,543)
Depreciation	(141,418)	(121,461)	(107,356)	(42,617)	(23,595)
General and administrative expenses	(47,511)	(54,899)	(65,831)	(48,129)	(25,788)
Write down of vessels held for sale and net loss on sales of vessels	(23,345)	(2,078)	(35)	(3,978)	(21,187)
Write-off of vessel purchase options	—	—	(731)	—	—
Merger transaction related costs	(36,114)	—	—	—	—
Bargain purchase gain	5,417	—	—	—	—
Gain on sale of VLGCs	—	—	—	—	41,375
Gain on sale of VLCCs	—	—	—	51,419	—
Gain on sale of Dorian shares	—	—	1,179	10,924	—
Re-measurement of investment in Dorian	—	—	—	(13,895)	—
Total operating expenses	(557,681)	(445,998)	(448,627)	(271,800)	(189,788)
Operating (loss) / income	(44,949)	76,749	307,084	71,007	17,792
Other (expense) and income, net
Financial expenses	(116,240)	(104,048)	$(89,596)	(20,770)	(2,705)
Realized (loss) / gain on derivative financial instruments	(116)	—	55	17	3
Unrealized gain / (loss) on derivative financial instruments	—	1,371	(1,255)	264	567
Financial income	1,538	1,213	145	203	1,147
Share of income from associate	—	—	—	1,473	369
Other expenses, net	1,527	(188)	1,316	(103)	(158)
Total other expense, net	(113,291)	(101,652)	(89,335)	(18,916)	(777)
Net (loss) / income	$(158,240)	$(24,903)	$217,749	$52,091	$17,015
(Loss) / earnings per common share:(1)
Basic (loss) / earnings per share	$(0.73)	$(0.15)	$1.35	$0.30	$0.12
Diluted (loss) / earnings per share	$(0.73)	$(0.15)	$1.20	$0.30	$0.11
Cash dividends declared per common share	$0.040	$0.500	$0.495	$0.390	$0.130
Basic weighted average shares outstanding	215,333,402	161,118,654	161,436,449	171,851,061	146,504,055
Diluted weighted average shares outstanding	215,333,402	161,118,654	199,739,326	176,292,802	148,339,378

	As of December 31,
In thousands of U.S. dollars	2017	2016	2015	2014	2013
Balance sheet data
Cash and cash equivalents	$186,462	$99,887	$200,970	$116,143	$78,845
Vessels and drydock	4,090,094	2,913,254	3,087,753	1,971,878	530,270
Vessels under construction	55,376	137,917	132,218	404,877	649,526
Total assets	4,498,376	3,230,187	3,523,455	2,804,643	1,646,676
Current and non-current debt (2)	2,767,193	1,882,681	2,049,989	1,571,522	167,129
Shareholders’ equity	1,685,301	1,315,200	1,413,885	1,162,848	1,450,723

	For the year ended December 31,
In thousands of U.S. dollars	2017	2016	2015	2014	2013
Cash flow data
Net cash inflow/(outflow)
Operating activities	$41,801	$178,511	$391,975	$93,916	$(5,655)
Investing activities	(159,923)	31,333	(703,418)	(1,158,234)	(935,101)
Financing activities	204,697	(310,927)	396,270	1,101,616	932,436

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

(2)
Current and non-current debt as of December 31, 2017, 2016, 2015, 2014 and 2013 is shown net of unamortized deferred financing fees of $36.2 million, $37.4 million, $55.8 million, $47.1 million and $2.4 million, respectively.

The following table sets forth our other operating data. This data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	For the year ended December 31,
	2017	2016	2015	2014	2013
Average Daily Results
TCE per day(1)	$13,146	$15,783	$23,163	$15,935	$14,369
Vessel operating costs per day(2)	6,559	6,576	6,564	6,802	6,781
LR2/Aframax
TCE per revenue day (1)	14,849	20,280	30,544	18,621	12,718
Vessel operating costs per day(2)	6,705	6,734	6,865	6,789	8,203
LR1/Panamax
TCE per revenue day (1)	11,409	17,277	21,804	16,857	12,599
Vessel operating costs per day(2)(4)	7,073	—	8,440	8,332	7,756
MR
TCE per revenue day (1)	12,975	14,898	21,803	15,297	16,546
Vessel operating costs per day(2)	6,337	6,555	6,461	6,580	6,069
Handymax
TCE per revenue day (1)	11,706	12,615	19,686	14,528	12,862
Vessel operating costs per day(2)	6,716	6,404	6,473	6,704	6,852
Fleet data(3)
Average number of owned or finance leased vessels	88.0	77.7	72.7	31.6	15.9
Average number of time chartered-in vessels	10.3	12.7	16.9	26.3	22.9
Average number of bareboat chartered-in vessels	8.2	—	—	—	—
Drydock
Expenditures for drydock (in thousands of U.S. dollars)	$6,353	$—	$—	$1,290	$—

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

(2)
Vessel operating costs per day represent vessel operating costs, as such term is defined in “Item 5. Operating and Financial Review and Prospects-Important Financial and Operational Terms and Concepts,” divided by the number of days the vessel is owned, finance leased or bareboat chartered-in during the period.

(3)	For a definition of items listed under “Fleet Data,” please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects.”

(4)	We did not own, finance lease or bareboat charter-in any LR1/Panamax vessels in 2016.

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
As of March 22, 2018, all except five of our vessels were employed in either the spot market or in spot market-oriented tanker pools such as the SLR2P, SPTP, SLR1P, SMRP or SHTP, which we refer to collectively as the Scorpio Group Pools and which are managed by companies that are members of the Scorpio group of companies, or Scorpio Group, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Group Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
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
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. According to Drewry Shipping Consultants Ltd., or Drewry, as of February 1, 2018, the newbuilding order book, which extends to 2021 and beyond, equaled approximately 11.5% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.
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
Fuel, or bunkers, is typically the largest expense in our shipping operations for our vessels and changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, including as a result of the imposition of sulfur oxide emissions limits in 2020 under new regulations adopted by the International Maritime Organization, or the IMO, which may adversely affect the competitiveness of our business compared to other forms of transportation and reduce our profitability.
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
Volatility in economic conditions throughout the world could have an adverse impact on our results of operations and financial condition.
Our business and profitability are affected by the overall level of demand for our vessels, which in turn are affected by trends in global economic conditions. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. In the past, declines in global economic activity significantly reduced the level of demand for our vessels.  The world economy continues to face a number of challenges and an extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.
We also face risks attendant to changes in interest rates, along with instability in the banking and securities markets around the world, among other factors. These risks factors may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.
If we, including the Scorpio Group Pools in which many of our vessels operate, cannot meet our customers' quality and compliance requirements we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.
Customers, and in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our, and the Scorpio Group Pools' continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, a continuous decrease in the quality concerning one or more vessels occurring over time. Moreover, continuous increasing requirements from oil industry constituents can further complicate our ability to meet the standards. Any noncompliance by us, or the Scorpio Group Pools, either suddenly or over a period of time, on one or more vessels, or an increase in requirements by oil operators above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We may be required to make significant investments in ballast water management which may have a material adverse effect on our future performance, results of operations, and financial position.

The International Convention for the Control and Management of Vessels' Ballast Water and Sediments, or the BWM Convention, aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships' ballast water and sediments. The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits.  The BWM Convention was ratified in September 2016 and entered into force in September 2017. The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention, or IOPP, renewal survey, existing vessels must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. The cost of such systems is expected to be between $0.5 million and $1.5 million per vessel.
52 of the 109 vessels in our owned or finance leased fleet currently have ballast water treatment systems installed, however we cannot be assured that these systems will be approved by the regulatory bodies of every jurisdiction in which we may wish to conduct our business. Accordingly, we may have to make additional investments in these vessels and substantial investments in the remaining vessels in our fleet that do not carry any such equipment. The investment in ballast water treatment systems could have an adverse material impact on our business, financial condition, and results of operations depending on the ability to install effective ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.
We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our business, results of operations, cash flows and financial condition, and our available cash.
Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, requirements of the U.S. Coast Guard or the USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, the U.S. Clean Water Act, or the CWA and the U.S. Marine Transportation Security Act of 2002, or the MTSA, European Union, or EU, regulations, and regulations of the IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL including the designation of Emission Control Areas, or ECAs, thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the International Convention on Load Lines of 1966, as from time to time amended, or the LL Convention, the International Convention of Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, and the International Ship and Port Facility Security Code, or the ISPS code.
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
If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, our reputation and the market for our securities may be adversely affected.
Although no vessels owned or operated by us called on ports located in countries subject to countrywide U.S. sanctions during 2017, and we intend to comply with all applicable sanctions and embargo laws and regulations, our vessels may call on ports in these countries from time to time on charterers’ instructions in the future, and there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader, and U.S. persons are generally prohibited from all transactions or dealings with such persons, whether direct or indirect. Among other things, foreign sanctions evaders are unable to transact in U.S. dollars.
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
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action,” or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the United States and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the United States and EU indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.
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

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of “Transition Day,” set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities. On October 13, 2017, the U.S. President announced that he would not certify Iran’s compliance with the JCPOA. This did not withdraw the United States from the JCPOA or reinstate any sanctions. However, the U.S. President must periodically renew sanctions waivers and his refusal to do so could result in the reinstatement of certain sanctions currently suspended under the JCPOA. Although it is our intention to comply with the provisions of the JCPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. sanctions may be amended over time, and the United States retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JCPOA, as noted above.
Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the Trump administration, the EU, and/or other international bodies as a result of the annexation of Crimea by Russia in March 2014. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.
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
RISKS RELATED TO OUR COMPANY
We may not realize all of the anticipated benefits of our recent Merger with NPTI.
In May 2017, we entered into definitive agreements to acquire NPTI, including its fleet of 12 LR1 and 15 LR2 product tankers, which we refer to as the Merger. Part of NPTI’s business was acquired in June 2017 when we acquired four of NPTI’s subsidiaries that owned four LR1 product tankers for a $42.2 million cash payment, and the balance of NPTI’s business was acquired in September 2017 when the Merger closed, for approximately 55 million common shares of the Company and the assumption of NPTI’s debt.

There is a risk that some or all of the expected benefits of our recent Merger with NPTI may fail to materialize, or may not occur within the time periods anticipated. The realization of such benefits may be affected by a number of factors, many of which are beyond our control, including but not limited to the strength or weakness of the economy and competitive factors in the areas where we do business, the effects of competition in the markets in which we operate, and the impact of changes in the laws and regulations regulating the seaborne transportation or refined petroleum products industries or affecting domestic or foreign operations. The challenge of coordinating previously separate businesses makes evaluating our business and future financial prospects following the Merger difficult. Our ability to realize anticipated benefits and cost savings will depend, in part, on our ability to successfully integrate the operations of both us and NPTI in a manner that results in various benefits, including, among other things, an expanded market reach and operating efficiencies, and that does not materially disrupt existing relationships nor result in decreased revenues or dividends. The past financial performance of each of Scorpio Tankers and NPTI may not be indicative of their future financial performance. Realization of the anticipated benefits of the Merger will depend, in part, on our ability to successfully integrate our business. We have devoted, and expect to continue to devote, significant management attention and resources to integrating business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the Merger and the coordination of the two companies’ operations could have an adverse effect on our business, financial results, financial condition or our share price. The consummation of the Merger and the integration of NPTI with our business may also result in additional and unforeseen expenses.
Failure to realize all of the anticipated benefits of the Merger may impact our financial performance, the price of our common shares and our ability to pay dividends on our common shares.
Significant demands have been, and will continue to be, placed on us as a result of the Merger.
As a result of the completion of the Merger with NPTI, significant demands have been, and will continue to be, placed on our managerial, operational and financial personnel and systems. We cannot assure you that our systems, procedures and controls will be adequate to support the expansion of operations resulting from the Merger. Our future operating results will be affected by the ability of our officers and key employees to manage changing business conditions and to implement and expand our operational and financial controls and reporting systems as a result of the Merger.
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
We have, and may continue to grow by expanding our operations and adding to our fleet. Any future growth will primarily depend upon a number of factors, some of which may not be within our control, including our ability to effectively identify, purchase, finance, develop and integrate any tankers or businesses. Furthermore, the number of employees that perform services for us and our current operating and financial systems may not be adequate as we expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), or entry into other financing arrangements which could, among other things, reduce our available cash. If any such events occur, our business, financial condition and results of operations may be adversely affected and the amount of cash available for distribution as dividends to our shareholders may be reduced.
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
We operate secondhand vessels, which exposes us to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

We have acquired and may continue to acquire secondhand vessels. We are entitled to inspect such vessels prior to purchase, but this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire.
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
Under time charter agreements, the charterer is responsible for voyage costs and the owner is responsible for the vessel operating costs. We currently have five vessels on long-term time charter-out agreements (with initial terms of one year or greater) and 20 vessels on time or bareboat charter-in agreements. When our owned or finance leased vessels are employed in one of the Scorpio Group Pools, the pool is responsible for voyage expenses and we are responsible for vessel costs. As of March 22, 2018, all except six of our owned or finance leased vessels and all of our time or bareboat chartered-in vessels were employed through the Scorpio Group Pools. When our vessels operate directly in the spot market, we are responsible for both voyage expenses and vessel operating costs. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Further, if our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash. Please see “-We will be required to make additional capital expenditures should we determine to expand the number of vessels in our fleet and to maintain all our vessels.”
We will be required to make additional capital expenditures should we determine to expand the number of vessels in our fleet and to maintain all our vessels.
Our business strategy is based in part upon the expansion of our fleet through the purchase of additional vessels. If we are unable to fulfill our obligations under any memorandum of agreement for any future vessel acquisitions, the sellers of such vessels may be permitted to terminate such contracts and we may forfeit all or a portion of the down payments we have already made under such contracts, and we may be sued for, among other things, any outstanding balances we are obligated to pay and other damages.
In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, and vessels are typically drydocked every 30 months thereafter, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $500,000 and $1,500,000, excluding costs relating to compliance with applicable ballast water treatment requirements, depending on the size and condition of the vessel and the location of drydocking.
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

We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the year ended December 31, 2017, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss however we recorded a $23.3 million aggregate loss as a result of the sales of STI Sapphire and STI Emerald along with the sale and leasebacks of STI Beryl, STI Larvotto and STI Le Rocher during the year. For the year ended December 31, 2016, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss, however we recorded a $2.1 million aggregate loss as a result of the sales of STI Lexington, STI Mythos, STI Chelsea, STI Powai and STI Olivia during the year. We cannot assure you that we will not recognize impairment losses in future years. Any impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our securities.
Please see “Item 5. Operating and Financial Review and Prospects-Critical Accounting Policies-Vessel Impairment.”
The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future debt facilities and we may incur a loss if we sell vessels following a decline in their market value.
The fair market values of our vessels have generally experienced high volatility. The fair market values for tankers declined significantly from historically high levels reached in 2008, and remain at relatively low levels. Such prices may fluctuate depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other tanker companies, cost of newbuildings, applicable governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market values of our vessels decline we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders and our subsidiaries may not be able to make distributions to us. The prepayment of certain debt facilities may be necessary to cause us to maintain compliance with certain covenants in the event that the value of the vessels falls below certain levels. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet.
Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. For example, in 2017 and 2016, we recorded an aggregate loss on sales of $23.3 million and $2.1 million, respectively. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in our financial statements, which could adversely affect our financial results and condition.
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

If we do not set aside funds or are unable to borrow or raise funds, including through equity issuances, for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to occur between 2037 and 2043, depending on the vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition, and available cash per share would be adversely affected. Any funds set aside for vessel replacement will reduce available cash.
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
We are subject to certain risks with respect to our counterparties on contracts, including our vessel employment arrangements, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
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
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
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
We are a corporation formed in the Republic of the Marshall Islands, and some of our directors and officers and certain of the experts named in this report are located outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Republic of the Marshall Islands or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.
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
Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members of the Lolli-Ghetti family which owns and controls the Scorpio Group. Annalisa Lolli-Ghetti is majority owner of the Scorpio Group (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 5.4% of our common shares. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our administrator and/or commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of the date of this annual report, our commercial and technical managers provide commercial and technical management services to approximately 104 and 70 vessels respectively, other than the vessels in our fleet, that are owned, operated or managed by entities affiliated with Messrs. Lauro, and such entities may operate or acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations. In addition, certain members of the Scorpio Group may benefit from economies of scale all of which may not be passed along to us.
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

Borrowings under our debt facilities and lease financing arrangements require us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our secured debt facilities and certain of our lease financing arrangements bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as seeking to raise additional capital, refinancing or restructuring our debt, selling tankers, or reducing or delaying capital investments. However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations.
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
Our debt and lease financing agreements, including those assumed in connection with the Merger with NPTI, contain restrictive and financial covenants which may limit our ability to conduct certain activities, and further, we may be unable to comply with such covenants, which could result in a default under the terms of such agreements.
Our debt and lease financing agreements, including those assumed in connection with the Merger with NPTI, impose operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries party thereto to, among other things:

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
In addition, the terms and conditions of certain of our borrowings require us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our fleet. Should our charter rates or vessel values materially decline in the future, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so or amend these requirements. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities and could result in a default under our credit facilities. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets. Moreover, in connection with any waivers or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, repurchase our common shares, make capital expenditures, or incur additional indebtedness.
Furthermore, our debt and lease financing agreements contain cross-default provisions that may be triggered if we default under the terms of any one of our financing agreements. In the event of default by us under one of our debt agreements, the lenders under our other debt or lease financing agreements could determine that we are in default under such other financing agreements. Such cross defaults could result in the acceleration of the maturity of such indebtedness under these agreements and the lenders thereunder may foreclose upon any collateral securing that indebtedness, including our vessels, even if we were to subsequently cure such default. In the event of such acceleration or foreclosure, we might not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, results of operations and financial condition.

We assumed the existing indebtedness of NPTI in connection with the Merger, which imposes additional operating and financial restrictions on us which, together with the resulting debt services obligations, could significantly limit our ability to execute our business strategy, and increase the risk of default under our debt obligations.
We assumed existing indebtedness of NPTI (inclusive of obligations under sale and leaseback arrangements) in connection with the Merger. As of June 14, 2017, we assumed $118.3 million of such existing indebtedness in connection with the closing of the NPTI Vessel Acquisition (defined later), and assumed an additional aggregate amount of $806.5 million of existing indebtedness in connection with the closing of the Merger. The assumption of this indebtedness imposes additional operating and financial restrictions on us.
Our ability to meet our cash requirements, including our debt service obligations, is dependent upon our operating performance, which is subject to general economic and competitive conditions and to financial, business and other factors affecting our operations, many of which are or may be beyond our control. We cannot provide assurance that our business operations will generate sufficient cash flows from operations to fund these cash requirements and debt service obligations. If our operating results, cash flow or capital resources prove inadequate, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt and other obligations. If we are unable to service our debt, we could be forced to reduce or delay planned expansions and capital expenditures, sell assets, restructure or refinance our debt or seek additional equity capital, and we may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow us to service our debt obligations or may have an adverse impact on our business. Our debt agreements may limit our ability to take certain of these actions. Our failure to generate sufficient operating cash flow to pay our debts or to successfully undertake any of these actions could have a material adverse effect on us. These risks may be increased as a result of the increased amount of our indebtedness as a result of the Merger.
In addition, the degree to which we may be leveraged as a result of the indebtedness assumed in connection with the Merger or otherwise could materially and adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, could make us more vulnerable to general adverse economic, regulatory and industry conditions, and could limit our flexibility in planning for, or reacting to, changes and opportunities in the markets in which we compete.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands pursuant to the BCA on July 1, 2009. We provide seaborne transportation of refined petroleum products worldwide. We began our operations in October 2009 with three vessels and in April 2010, we completed our initial public offering and commenced trading on the New York Stock Exchange, or NYSE, under the symbol “STNG.” We have since expanded and as of March 22, 2018, our fleet consisted of 109 wholly owned or finance leased tankers (38 LR2, 12 LR1, 45 MR and 14 Handymax) with a weighted average age of approximately 2.6 years, and 20 time or bareboat chartered-in tankers which we operate (two LR2, ten MR and eight Handymax), which we refer to collectively as our Operating Fleet.
During 2017, our expansion was largely driven by the acquisition of Navig8 Product Tankers Inc, or NPTI, including its fleet of 12 LR1 and 15 LR2 product tankers for approximately 55 million common shares of the Company and the assumption of NPTI's debt. We refer to this transaction as the Merger. Part of NPTI's business was acquired in June 2017 when we acquired four of NPTI's subsidiaries that owned four LR1 product tankers, or the NPTI Acquisition Vessels, for $42.2 million in cash and the assumption of the debt secured by those vessels in the amount of $118.3 million, which we refer to as the NPTI Vessel Acquisition, and the balance of NPTI's business was acquired in September 2017 when the Merger closed and approximately 55 million common shares were issued and we assumed $806.5 million of NPTI's debt. We refer to this latter part of the transaction as the September Closing.
Our principal executive offices are located at 9, Boulevard Charles III, Monaco 98000 and our telephone number at that address is +377-9798-5716.

Fleet Development
For information regarding the development of our fleet, including vessel acquisitions and dispositions and the status of recent newbuilding deliveries, please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures-Vessel Acquisitions and Dispositions.” All vessels have been delivered under our previously existing newbuilding program.
Recent Developments
Declaration of Dividend
On February 13, 2018, our Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about March 27, 2018 to all shareholders of record as of March 12, 2018.
Revised Master Agreement
In December 2017, we agreed to amend the Amended and Restated Master Agreement (defined later) to amend and restate the technical management agreement thereunder subject to bank consents being obtained (where required), which were subsequently obtained. On February 22, 2018, we entered into definitive documentation to memorialize the agreed amendments to the Amended and Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement, or the Revised Master Agreement, is effective as from January 1, 2018. Please see “Item 4. Information on the Company – B. Business Overview– Management of our Fleet.”
Amendment of Minimum Interest Coverage Ratio
In February and March 2018, we amended the ratio of EBITDA to net interest expense financial covenant on our secured credit facilities (wherever applicable) for the quarters ended June 30, 2018, September 30, 2018 and December 31, 2018. Under this amendment, the ratio was reduced to greater than 1.50 to 1.00 from 2.50 to 1.00.
B. Business Overview
We provide seaborne transportation of refined petroleum products worldwide. As of March 22, 2018, our fleet consisted of 109 wholly owned or finance leased tankers (38 LR2, 12 LR1, 45 MR and 14 Handymax) with a weighted average age of approximately 2.6 years, and 20 time or bareboat chartered-in tankers which we operate (two LR2, ten MR and eight Handymax), which we refer to collectively as our Operating Fleet.
The following table sets forth certain information regarding our Operating Fleet as of March 22, 2018:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	Time Charter (5)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	Time Charter (5)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP (2)	MR
16	STI Topaz	2012	49,990	—	SMRP (2)	MR
17	STI Ruby	2012	49,990	—	SMRP (2)	MR

18	STI Garnet	2012	49,990	—	SMRP (2)	MR
19	STI Onyx	2012	49,990	—	SMRP (2)	MR
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR
21	STI Ville	2013	49,990	—	SMRP (2)	MR
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR
23	STI Opera	2014	49,990	—	SMRP (2)	MR
24	STI Texas City	2014	49,990	—	SMRP (2)	MR
25	STI Meraux	2014	49,990	—	SMRP (2)	MR
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR
27	STI Venere	2014	49,990	—	SMRP (2)	MR
28	STI Virtus	2014	49,990	—	SMRP (2)	MR
29	STI Aqua	2014	49,990	—	SMRP (2)	MR
30	STI Dama	2014	49,990	—	SMRP (2)	MR
31	STI Benicia	2014	49,990	—	SMRP (2)	MR
32	STI Regina	2014	49,990	—	SMRP (2)	MR
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR
37	STI Battery	2014	49,990	—	SMRP (2)	MR
38	STI Soho	2014	49,990	—	SMRP (2)	MR
39	STI Memphis	2014	49,995	—	SMRP (2)	MR
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR
42	STI Bronx	2015	49,990	—	SMRP (2)	MR
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR
45	STI Queens	2015	49,990	—	SMRP (2)	MR
46	STI Osceola	2015	49,990	—	SMRP (2)	MR
47	STI Notting Hill	2015	49,687	1B	Time Charter (6)	MR
48	STI Seneca	2015	49,990	—	SMRP (2)	MR
49	STI Westminster	2015	49,687	1B	Time Charter (6)	MR
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR
52	STI Galata	2017	49,990	—	SMRP (2)	MR
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR
54	STI Leblon	2017	49,990	—	SMRP (2)	MR
55	STI La Boca	2017	49,990	—	SMRP (2)	MR
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR
59	STI Jardins	2018	49,990	1B	Spot (7)	MR
60	STI Excel	2015	74,000	—	SLR1P (3)	LR1
61	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1
62	STI Expedite	2016	74,000	—	SLR1P (3)	LR1
63	STI Exceed	2016	74,000	—	SLR1P (3)	LR1

64	STI Executive	2016	74,000	—	SLR1P (3)	LR1
65	STI Excellence	2016	74,000	—	SLR1P (3)	LR1
66	STI Experience	2016	74,000	—	SLR1P (3)	LR1
67	STI Express	2016	74,000	—	SLR1P (3)	LR1
68	STI Precision	2016	74,000	—	SLR1P (3)	LR1
69	STI Prestige	2016	74,000	—	SLR1P (3)	LR1
70	STI Pride	2016	74,000	—	SLR1P (3)	LR1
71	STI Providence	2016	74,000	—	SLR1P (3)	LR1
72	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
73	STI Madison	2014	109,999	—	SLR2P (4)	LR2
74	STI Park	2014	109,999	—	SLR2P (4)	LR2
75	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
76	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
77	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
78	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
79	STI Rose	2015	109,999	—	Time Charter (8)	LR2
80	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
81	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
82	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
83	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
84	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
85	STI Connaught	2015	109,999	—	SLR2P (4)	LR2
86	STI Spiga	2015	109,999	—	SLR2P (4)	LR2
87	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2
88	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2
89	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2
90	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2
91	STI Lombard	2015	109,999	—	SLR2P (4)	LR2
92	STI Grace	2016	109,999	—	SLR2P (4)	LR2
93	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2
94	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2
95	STI Solace	2016	109,999	—	SLR2P (4)	LR2
96	STI Stability	2016	109,999	—	SLR2P (4)	LR2
97	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2
98	STI Supreme	2016	109,999	—	SLR2P (4)	LR2
99	STI Symphony	2016	109,999	—	SLR2P (4)	LR2
100	STI Selatar	2017	109,999	—	SLR2P (4)	LR2
101	STI Rambla	2017	109,999	—	SLR2P (4)	LR2
102	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2
103	STI Goal	2016	113,000	—	SLR2P (4)	LR2
104	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2
105	STI Guard	2016	113,000	—	SLR2P (4)	LR2
106	STI Guide	2016	113,000	—	SLR2P (4)	LR2
107	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2
108	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2
109	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2

	Total owned or finance leased DWT		7,883,195

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Charter type	Daily Base Rate	Expiry (9)
	Time or bareboat chartered-in vessels
110	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	Time charter	$11,250	13-May-18	(10)
111	Silent	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(11)
112	Single	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(11)
113	Star I	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(11)
114	Sky	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(11)
115	Steel	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(11)
116	Stone I	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(11)
117	Style	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(11)
118	Miss Benedetta	2012	47,499	—	SMRP (2)	MR	Time charter	$14,000	16-Mar-19	(12)
119	STI Beryl	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	18-Apr-25	(13)
120	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	21-Apr-25	(13)
121	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	28-Apr-25	(13)
122	Vukovar	2015	49,990	—	SMRP (2)	MR	Time charter	$17,034	01-May-18
123	Zefyros	2013	49,999	—	SMRP (2)	MR	Time charter	$13,250	08-Jun-18	(14)
124	Gan-Trust	2013	51,561	—	SMRP (2)	MR	Time charter	$13,950	06-Jan-19	(15)
125	CPO New Zealand	2011	51,717	—	SMRP (2)	MR	Time charter	$15,250	12-Sep-18	(16)
126	CPO Australia	2011	51,763	—	SMRP (2)	MR	Time charter	$15,250	01-Sep-18	(16)
127	Ance	2006	52,622	—	SMRP (2)	MR	Time charter	$13,500	12-Oct-18	(17)
128	Densa Alligator	2013	105,708	—	SLR2P (3)	LR2	Time charter	$14,300	21-Aug-18	(18)
129	Densa Crocodile	2015	105,408	—	SLR2P (3)	LR2	Time charter	$15,750	06-Jul-18	(19)

	Total time or bareboat chartered-in DWT		1,018,424

	Total Fleet DWT		8,901,619

(1)
This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Group Pool and is operated by Scorpio Commercial Management S.A.M., or SCM. SHTP and SCM are related parties to the Company.

(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Group Pool and is operated by SCM. SMRP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Group Pool and is operated by SCM. SLR1P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Group Pool and is operated by SCM. SLR2P is a related party to the Company.
(5)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.
(6)	This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.
(7)
This vessel is currently employed under a short-term time charter-out agreement with an unrelated third party, following which this vessel is expected to enter the SMRP. We consider short-term time charters (less than one year) as spot market voyages.

(8)	This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.
(9)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(10)	We have an option to extend this charter for an additional year at $13,250 per day.
(11)	This agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.
(12)
In January 2018, we entered into a time charter-in agreement for one year at $14,000 per day. We have an option to extend the charter for an additional year at $14,400 per day. We took delivery of this vessel in March 2018.

(13)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.

(14)
In November 2017, we exercised our option to extend this charter for an additional six months at $13,250 per day effective December 2017. We have an option to extend the charter for an additional year at $14,500 per day.

(15)	In November 2017, we extended the time charter-in agreement for one year at $13,950 per day. We have an option to extend the charter for an additional year at $15,750 per day.
(16)	We have an option to extend this charter for an additional year at $16,000 per day.
(17)	We have an option to extend this charter for an additional year at $15,000 per day.
(18)
In February 2018, we entered into a time charter-in agreement for six months at $14,300 per day. We also have an option to extend the charter for an additional six months at $15,310 per day. We took delivery of this vessel in February 2018.

(19)	In November 2017, we exercised our option to extend this charter for an additional six months at $15,750 per day, effective January 2018.
Chartering Strategy
Generally, we operate our vessels in commercial pools, on time charters or in the spot market.
Commercial Pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market, but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market. As of March 22, 2018, 104 of the vessels in our Operating Fleet operate in, or are expected to operate in, one of the Scorpio Group Pools.
Time Charters
Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. In the future, we may opportunistically look to enter our vessels into time charter contracts. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit if the spot market increases. As of March 22, 2018, five of the vessels in our Operating Fleet are employed under long-term time charters (with initial terms of one year or greater).

Spot Market
A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable, but may enable us to capture increased profit margins during periods of improvements in tanker rates. We also consider short-term time charters (with initial terms of less than one year) as spot market voyages. As of March 22, 2018, one of the vessels in our Operating Fleet was operating directly in the spot market. This vessel is temporarily operating in the spot market prior to its expected entrance into the SMRP.
Management of our Fleet
Commercial and Technical Management
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the Revised Master Agreement, which may be terminated by either party upon 24 months notice, unless terminated earlier in accordance with the provisions of the Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Revised Master Agreement or on substantially similar terms.
SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Group Pools. When our vessels are operating in one of the Scorpio Group Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture.  These are the same fees that SCM charges other vessel owners in these pools, including third-party owned vessels. For commercial management of our vessels that are not operating in any of the Scorpio Group Pools, we pay SCM a fee of $250 per vessel per day for each LR1/Panamax and LR2/Aframax vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.
SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We pay SSM an annual fee of $175,000 plus additional amounts for certain itemized services per vessel to provide technical management services for each of our owned vessels.
During 2017, we paid a termination fee in the aggregate amount of $0.2 million under our commercial management agreement with SCM and a termination fee in the aggregate amount of $0.2 million under our technical management agreement with SSM, as a result of the sales of STI Sapphire and STI Emerald.
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
Prior to September 29, 2016, we paid SSH a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. This fee was eliminated for all vessel purchase or sale agreements entered into after September 29, 2016. For the year ended December 31, 2017, we paid our Administrator $2.2 million, in aggregate, in connection with the purchase and delivery of six vessels.
Further, pursuant to our Amended Administrative Services Agreement, our Administrator, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.
Our Amended Administrative Services Agreement may be terminated by us upon two years' notice.

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
Oil Tanker Demand
In broad terms, demand for oil products traded by sea is principally affected by global and regional economic conditions, as well as other factors such as changes in the location of productive capacity, and variations in regional prices. Demand for shipping capacity is a product of the physical quantity of the cargo (measured, depending on the cargo in terms of tons or cubic metrics) together with the distance the cargo is carried. Demand cycles move broadly in line with developments in the global economy, with demand for products slowing significantly in the period immediately after the onset of the global economic downturn in late 2008, before recovering gradually from 2011 onwards with the general improvement in the macro-economic environment. Low crude prices between 2015 and 2017 induced greater consumption, which led to increased seaborne trade of crude oil as well as refined products.

In 2017, 3.4 billion tons of crude oil, products and vegetable oils/chemicals were moved by sea. Of this, crude shipments constituted 2.1 billion tons of cargo, products 1.0 billion tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products.

World Seaborne Tanker Trade

	Crude Oil		Products		Veg Oils/ Chemicals		Total
Year	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y

2001	1,751	3.2%	518	3.0%	114	(3.1)%	2,382	2.8%
2002	1,756	0.3%	519	0.3%	122	7.0%	2,396	0.6%
2003	1,860	5.9%	550	6.0%	129	5.9%	2,538	5.9%
2004	1,963	5.6%	599	8.8%	141	9.5%	2,703	6.5%
2005	1,994	1.6%	646	8.0%	156	10.5%	2,797	3.5%
2006	1,996	0.1%	677	4.7%	166	6.5%	2,839	1.5%
2007	2,008	0.6%	723	6.8%	170	2.5%	2,902	2.2%
2008	2,014	0.3%	765	5.8%	169	(0.6)%	2,947	1.6%
2009	1,928	(4.2)%	777	1.6%	178	5.4%	2,883	(2.2)%
2010	1,997	3.6%	810	4.2%	189	6.2%	2,996	3.9%
2011	1,941	(2.8)%	860	6.3%	194	2.6%	2,996	—%
2012	1,988	2.4%	859	(0.2)%	202	4.2%	3,049	1.8%
2013	1,918	(3.6)%	904	5.3%	211	4.1%	3,033	(0.6)%
2014	1,893	(1.3)%	914	1.1%	215	2.1%	3,022	(0.3)%
2015	1,954	3.2%	958	4.8%	231	7.5%	3,144	4.0%
2016	2,042	4.5%	1,008	5.2%	235	1.6%	3,285	4.5%
2017*	2,125	4.1%	1,034	2.6%	245	4.1%	3,404	3.6%
CAGR (2012-2017)	1.3%		3.8%		3.9%		2.2%
CAGR (2007-2017)	0.6%		3.6%		3.7%		1.6%

* Provisional assessment
Source: Drewry

The volume of oil moved by sea was affected by the economic recession in 2008 and 2009, but since then renewed growth in the world economy and in oil demand has had a positive impact on seaborne trade. Oil demand has benefited from economic growth in Asia, especially in China, where oil consumption increased by a compound average growth rate (CAGR) of 5.1% to 12.4 million barrels per day (mbpd) between 2007 and 2017. Low per capita oil consumption in developing countries such as China and India compared to the developed world provides scope for higher oil consumption in these economies. Conversely, oil consumption in developed Organisation for Economic Co-operating and Development (OECD) economies has been in decline for much of the last decade, although provisional data for the United States (U.S.) and some European countries indicates that this trend was reversed in 2015. This was almost certainly due to the positive impact of lower oil prices on demand for products such as gasoline. Oil demand in OECD economies increased at a CAGR of 1.2% between 2015 and 2016 to 46.9 million bpd in 2016. Provisional data for the U.S. and some European countries in 2017 indicates continued rising consumption because of strong economic growth in developed economies. Accordingly, oil consumption for OECD countries in 2017 is estimated at 47.3 million bpd.

World Oil Consumption: 1991-2017
(Million bpd)

110.00
100.00
90.00
80.00
70.00
60.00
50.00
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017*

* Provisional estimate
Source: Drewry

Provisional estimates suggest that world oil demand in 2017 was 97.8 million bpd, an increase of 1.4% from 2016, and between 2007 and 2017, world oil demand grew at a CAGR of 1.2%.

Oil Product Exports & Imports

Products trades have received a boost in the last decade as a result of developments in the U.S. energy economy. In the U.S., as a result of the development of shale oil deposits, domestic crude oil production increased at a CAGR of 10.2% between 2008 and 2015 to reach just in excess of 9.0 million bpd. Horizontal drilling and hydraulic fracturing have triggered a shale oil revolution and rising crude oil production has also ensured the availability of cheaper feedstocks to local refineries. As a result, the U.S. has become a major net exporter of products (see chart below).

Oil Product Exports - Major Growth Regions

(Million Bpd)

Source: Drewry

In a short span of time, the U.S. has become the largest exporter of refined products in the world, with supplies from U.S. Gulf Coast terminals heading to most parts of the globe. By way of illustration, U.S. product exports to South America were close to 18.9 million tons in 2007, but had grown to 77.1 million tons by 2017, owing to strong import demand and the growth in U.S. products availability. Most of these exports were carried by MR product tankers, which constitute approximately 56% of global product tanker fleet capacity and have been the mainstay of seaborne trade in refined petroleum products. However, lower crude oil prices in 2015 and 2016 have adversely impacted U.S. shale oil producers and accordingly crude production in the region has been declining since May 2015. For example, in September 2016 U.S. crude oil production declined to 8.5 million bpd. However, the production cut by OPEC members came as a relief for U.S. domestic producers and production rose to 9.6 million bpd in October 2017 - a record high in the U.S.

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2007 and 2017 total OECD refining throughput declined by 1.7%, largely as a result of cutbacks in OECD Europe and OECD Asia Oceania. On the other hand, throughput in the OECD Americas in the same period increased by 4.1% to 19.3 million bpd. In 2017, refining throughput of OECD countries stood at 38.5 million bpd and accounted for 47.8% of global refinery throughput.

Asia (excluding China) and the Middle East added over 0.65 million bpd of export-oriented refinery capacity in 2016 whereas the U.S. added 0.44 million bpd of new capacity during the year. For 2017, approximately 0.46 million bpd of new refining capacity was scheduled to be added in Asia (excluding China) and another 0.17 million bpd in the Middle East. As a result of these developments countries such as India, Saudi Arabia and the U.S. have become major exporters of refined products.

Export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have promoted longer-haul shipments to meet product demand.

Oil Product Imports - Major Growth Regions
(Million bpd)
Source: Drewry
Current Tanker Fleet
Crude oil is transported in uncoated vessels, which range upwards in size from 55,000 dwt. Products are carried predominantly in coated ships and include commodities such as gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as “clean products”), and fuel oil and vacuum gas oil (often referred to as “dirty products”). In addition, some product tankers are also able to carry bulk liquid chemicals and edible oils and fats if they have the appropriate International Maritime Organization (IMO) certification. These vessels are classified as product/chemical tankers and as such they represent a swing element in supply, having the ability to move between trades depending on market conditions. Clean petroleum products are therefore carried by non-IMO product tankers and IMO certified product/chemical tankers. IMO tankers will also carry, depending on their tank coatings, a range of other products including organic and inorganic bulk liquid chemicals, vegetable oils and animal fats and special products such as molasses.

In 2017, global tanker fleet capacity expanded by 5% as a result of greater newbuilding deliveries and moderate demolitions. As of February 1, 2018, the total oil tanker fleet (crude, products and product/chemical tankers) consisted of 4,916 ships with a combined capacity of 546 million dwt.

The Oil Tanker Fleet - February 1, 2018

Vessel Type	Deadweight Tons	Number of	% of Fleet	Capacity	% of Fleet
	(Dwt)	Vessels		(m Dwt)

Crude Tankers (1)
VLCC/ULCC	200,000+	735	34.9	225.8	57.9
Suezmax	120-199,999	554	26.3	86.2	22.1
Aframax	80-119,999	646	30.6	70.1	18.0
Panamax	55-79,999	85	4.0	5.9	1.5
Handymax	40-54,999	18	0.9	0.8	0.2
Handy	25-39,999	12	0.6	0.4	0.1
Handy	10-24,999	59	2.8	0.9	0.2
Total Fleet		2,109	100.0	390.1	100.0

Product Tankers
Long Range 3 (LR3)	120-199,999	16	1.2	2.5	2.8
Long Range 2 (LR2)	80,000-119,999	343	24.9	37.5	41.3
Long Range 1 (LR1)	55-79,999	328	23.8	24.1	26.5
Medium Range 2 (MR2)	40-54,999	441	32.0	20.7	22.8
Medium Range 1 (MR1)	25-39,999	122	8.9	4.1	4.5
Handy	10-24,999	128	9.3	1.9	2.1
Total Fleet		1,378	100.0	90.7	100.0

Product/Chemical Tankers (2)
Long Range 3 (LR3)	120-199,999	—	—	—	—
Long Range 2 (LR2)	80,000-119,999	3	0.2	0.3	0.5
Long Range 1 (LR1)	55-79,999	31	2.2	2.3	3.5
Medium Range 2 (MR2)	40-54,999	1,057	74.0	50.9	78.1
Medium Range 1 (MR1)	25-39,999	299	20.9	11.1	17.1
Handy	10-24,999	39	2.7	0.6	0.9
Total Fleet		1,429	100.0	65.2	100.0

Product & Product/Chemical Fleet
Long Range 3 (LR3)	120-199,999	16	0.6	2.5	1.6
Long Range 2 (LR2)	80,000-119,999	346	12.3	37.8	24.2
Long Range 1 (LR1)	55-79,999	359	12.8	26.3	16.9
Medium Range 2 (MR2)	40-54,999	1,498	53.4	71.6	45.9
Medium Range 1 (MR1)	25-39,999	421	15.0	15.2	9.7
Handy	10-24,999	167	5.9	2.5	1.6
Total Fleet		2,807	100.0	155.9	100.0

Crude, Product and Product/Chemical Tanker Fleet
VLCC/ULCC	200,000+	735	15.0	225.8	41.3
Suezmax/LR3	120-199,999	570	11.6	88.8	16.3
Aframax/LR2	80-119,999	992	20.2	107.8	19.8
Panamax/LR1	55-79,999	444	9.0	32.2	5.9
Handy/Medium Range	40-54,999	1,516	30.8	72.4	13.3
Handy/Medium Range	25-39,999	433	8.8	15.6	2.9
Handy/Handymax	10-54,999	226	4.6	3.4	0.6
Total Fleet		4,916	100.0	546.0	100.0

(1)	Included shuttle tankers and tankers on storage duties

(2)	Includes product and product/chemical tankers, excludes chemical tankers

Source: Drewry

The world product tanker fleet as on February 1, 2018, consisted of 2,807 ships with a combined capacity of 155.9 million dwt. The breakdown of the fleet by type (product and product/chemical) and by size together with the orderbook for newbuilding tankers as on February 1, 2018, is illustrated in the table below.

The World Tanker Fleet(1) & Orderbook - February 1, 2018

Vessel Type	Deadweight	Existing	Fleet	Orderbook		Orderbook % Fleet		2018		2019		2020		2021+
	(Dwt)	No	m Dwt	No	m Dwt	No	Dwt	No	m Dwt	No	m Dwt	No	m Dwt	No	m Dwt

Crude Tankers (1)
VLCC/ULCC	200,000+	735	225.8	92.0	28.7	12.5	12.7	46.0	14.4	36.0	11.2	8.0	2.5	2.0	0.6
Suezmax	120-199,999	554	86.2	58.0	9.0	10.5	10.4	35.0	5.5	15.0	2.3	7.0	1.0	1.0	0.2
Aframax	80-119,999	646	70.1	86.0	9.7	13.3	13.9	53.0	6.0	20.0	2.3	8.0	0.9	5.0	0.6
Panamax	55-79,999	85	5.9	8.0	0.6	9.4	9.5	2.0	0.1	1.0	0.1	5.0	0.3	—	—
Handymax	40-54,999	18	0.8	1.0	—	5.6	5.4	—	—	1.0	—	—	—	—	—
Handy	25-39,999	12	0.4	—	—	—	—	—	—	—	—	—	—	—	—
Handy	10-24,999	59	0.9	3.0	0.1	5.1	6.2	3.0	0.1	—	—	—	—	—	—
Total Fleet		2,109	390.1	248.0	48.1	11.8	12.3	139.0	26.1	73.0	15.9	28.0	4.7	8.0	1.4

Product Tankers
Long Range 3 (LR3)	120-199,999	16	2.5	2.0	0.3	12.5	12.4	2.0	0.3	—	—	—	—	—	—
Long Range 2 (LR2)	80-119,999	343	37.5	43.0	4.8	12.5	12.7	18.0	2.0	11.0	1.2	3.0	0.3	11.0	1.2
Long Range 1 (LR1)	55-79,999	328	24.1	23.0	1.7	7.0	7.1	15.0	1.1	7.0	0.5	1.0	0.1	—	—
Medium Range 2 (MR2)	40-54,999	441	20.7	28.0	1.4	6.3	6.8	7.0	0.3	16.0	0.8	5.0	0.3	—	—
Medium Range 1 (MR1)	25-39,999	122	4.1	—	—	—	—	—	—	—	—	—	—	—	—
Handy	10-24,999	128	1.9	18.0	0.3	14.1	17.8	9.0	0.1	3.0	—	6.0	0.1	—	—
Total Fleet		1,378	90.7	114.0	8.5	8.3	9.4	51.0	4.0	37.0	2.6	15.0	0.8	11.0	1.2

Product/Chemical Tankers (2)
Long Range 3 (LR3)	120-199,999	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Long Range 2 (LR2)	80-119,999	3	0.3	—	—	—	—	—	—	—	—	—	—	—	—
Long Range 1 (LR1)	55-79,999	31	2.3	—	—	—	—	—	—	—	—	—	—	—	—
Medium Range 2 (MR2)	40-54,999	1,057	50.9	113.0	5.6	10.7	11.0	49.0	2.4	53.0	2.6	10.0	0.5	1.0	0.1
Medium Range 1 (MR1)	25-39,999	299	11.1	11.0	0.4	3.7	3.5	10.0	0.4	1.0	—	—	—	—	—
Handy	10/24/999	39	0.6	1.0	—	2.6	4.1	—	—	1.0	—	—	—	—	—
Total Fleet		1,429	65.2	125.0	6.0	8.7	9.2	59.0	2.8	55.0	2.7	10.0	0.5	1.0	0.1

Product & Product/Chemical Fleet
Long Range 3 (LR3)	120-199,999	16	2.5	2.0	0.3	12.5	12.4	2.0	0.3	—	—	—	—	—	—
Long Range 2 (LR2)	80-119,999	346	37.8	43.0	4.8	12.4	12.6	18.0	2.0	11.0	1.2	3.0	0.3	11.0	1.2
Long Range 1 (LR1)	55-79,999	359	26.3	23.0	1.7	6.4	6.5	15.0	1.1	7.0	0.5	1.0	0.1	—	—
Medium Range 2 (MR2)	40-54,999	1,498	71.6	141.0	7.0	9.4	9.8	56.0	2.8	69.0	3.4	15.0	0.8	1.0	0.1
Medium Range 1 (MR1)	25-39,999	421	15.2	11.0	0.4	2.6	2.6	10.0	0.4	1.0	—	—	—	—	—
Handy	10/24/999	167	2.5	19.0	0.4	11.4	14.6	9.0	0.1	4.0	0.1	6.0	0.1	—	—
Total Fleet		2,807	155.9	239.0	14.5	8.5	9.3	110.0	6.7	92.0	5.3	25.0	1.3	12.0	1.2

Crude, Product and Product/Chemical Tanker Fleet
VLCC/ULCC	200,000+	735	225.8	92.0	28.7	12.5	12.7	46.0	14.4	36.0	11.2	8.0	2.5	2.0	0.6
Suezmax/LR3	120-199,999	570	88.8	60.0	9.3	10.5	10.5	37.0	5.8	15.0	2.3	7.0	1.0	1.0	0.2
Aframax/LR2	80-119,999	992	107.8	129.0	14.5	13.0	13.5	71.0	8.0	31.0	3.5	11.0	1.2	16.0	1.8

Panamax/LR1	55-79,999	444	32.2	31.0	2.3	7.0	7.0	17.0	1.3	8.0	0.6	6.0	0.4	—	—
Handy/Medium Range	40-54,999	1,516	72.4	142.0	7.0	9.4	9.7	56.0	2.8	70.0	3.5	15.0	0.8	1.0	0.1
Handy/Medium Range	25-39,999	433	15.6	11.0	0.4	2.5	2.5	10.0	0.4	1.0	—	—	—	—	—
Handy/Handymax	10-54,999	226	3.4	22.0	0.4	9.7	12.3	12	0.2	4	0.1	6	0.1	—	—
Total Fleet		4,916	546.0	487.0	62.6	9.9	11.5	249	32.8	165	21.2	53	6.0	20.0	2.6

(1) Included shuttle tankers and tankers on storage duties
(2) Product and product/chemical tankers only, excludes pure chemical tankers
Source: Drewry

As of February 1, 2018, the orderbook for product and product/chemical tankers for vessels above 10,000 dwt comprised 239 ships with a combined capacity of 14.5 million dwt, equivalent to 9.3% of the existing fleet. Based on the total orderbook and scheduled deliveries, approximately 6.7 million dwt is expected to be delivered in 2018, followed by 5.3 million dwt in 2019 and the remaining 2.6 million dwt is expected to be delivered in 2020 and beyond. In recent years, however, the orderbook has been affected by the non-delivery of vessels (sometimes referred to as ‘‘slippage’’). Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while some was due to vessel cancellations. Slippage is likely to remain an issue going forward and, as such, it will likely have a moderating effect on product tanker fleet growth in 2018 and 2019.

Two other important factors are likely to affect product tanker supply in the future. The first is the requirement to retrofit ballast water management systems (BWTS) to existing vessels. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments. The IMO ballast water management (BWM) Convention contains an environmentally protective numeric standard for the treatment of ship's ballast water before it is discharged. This standard, detailed in Regulation "D-2" of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO "D-2" standard is also the standard that has been adopted by the U.S. Coast Guard's ballast water regulations and the U.S. EPA's Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. In July 2017, the IMO has extended the regulatory requirement of compliance to the BWM Convention from September 8, 2017 to September 8, 2019. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date and for an LR2 tanker, the retrofit cost could be in the range of $1.25 to $1.75 million per vessel including labor. Expenditure of this kind will be another factor impacting on the decision to scrap older vessels once the BWM convention comes into force in September 2019.

The second factor that is likely to impact on future vessel supply is the drive to introduce low sulfur fuels. For many years heavy fuel oil (HFO) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but it is “dirty” from an environmental point of view. The sulfur content of HFO is extremely high and it is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (SO2), an important source for acid rain as well as respiratory diseases. In some port cities, such as Hong Kong, shipping is the largest single source of SO2 emissions, as well as emissions of particulate matter (PM), which are directly tied to the sulfur content of the fuel. One estimate suggests that PM emissions from maritime shipping led to 87,000 premature deaths worldwide in 2012.

The IMO, the governing body of international shipping, has made a decisive effort to diversify the industry away from HFO into cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (ECAs) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel are required to use marine gas oil with allowable sulfur content up to 1,000 parts per million (ppm). From 2020, ships sailing outside ECAs will switch to marine diesel oil with permitted sulfur content up to 5,000 ppm. This will create openings for a variety of new fuels, or major capital expenditures for costly “scrubbers” to be retrofitted on existing ships and as such it will be another factor hastening the demise of older ships whose propulsion systems are based on the use of HFO.

The Oil Tanker Freight Market

Tanker charter hire rates and vessel values for all tankers are influenced by the supply of and demand for tanker capacity. Also, in general terms, time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility. The trend in spot rates since 2001 for the main vessel classes is shown in the table below.

Oil Tanker - Spot (TCE) Rates: 2001-2018

(US$/Day)

Year	Caribs	NW Europe	West Africa	AG
	USAC	NW Europe	Caribs/USES	Japan
	40-70,000 DWT	70-100,000 DWT	150-160,000 DWT	280-300,000 DWT

2001	26,300	35,308	31,992	36,891
2002	16,567	22,800	19,325	21,667
2003	28,833	41,883	37,367	49,342
2004	42,158	55,408	64,792	95,258
2005	34,933	57,517	40,883	59,125
2006	28,792	47,067	40,142	51,142
2007	30,100	41,975	35,392	45,475
2008	36,992	56,408	52,650	89,300
2009	13,450	19,883	20,242	29,483
2010	17,950	27,825	19,658	40,408
2011	8,817	10,500	12,758	8,700
2012	12,408	9,100	14,275	12,275
2013	13,475	11,427	13,308	12,325
2014	21,383	23,360	23,567	24,625
2015	23,725	37,509	38,350	67,928
2016	13,608	24,333	21,592	42,183
2017	9,633	7,643	11,255	22,617
Feb-18	6,400	(5,319)	4,100	9,300

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

Freight rates remained firm throughout 2015 and the first half of 2016 and this led to greater revenue and improved profitability for ship-owners. However, in the second half of 2016 tanker freight rates declined sharply as a result of the increased tanker supply outweighing the demand for tankers. A spate of newbuilding deliveries in 2017 aggravated the situation further for ship-owners and the average one-year spot charter rates declined further. Nevertheless, towards the end of 2017, there were signs that the market was beginning to correct itself, as supply growth was moderating in the wake of a near collapse in new vessel ordering.

Oil Tanker Newbuilding Prices

Newbuilding prices increased significantly between 2003 and 2007 primarily as a result of increased tanker demand. Thereafter prices weakened in the face of a poor freight market and lower levels of new ordering. In late 2013, prices started to recover and they continued to edge up slowly during 2014 before falling marginally in late 2015. Moreover, newbuilding prices fell further in 2016 because of excess capacity available at shipyards accompanied with low steel prices. New orders declined on account of diminishing earnings potential of oil tankers, and mandatory compliance to Tier III emission for ships ordered on or after January 1, 2016, as well as owners’ limited access to cost-effective capital.

For most oil tanker sizes, newbuilding prices are well below the peaks reported at the height of the market boom in 2007-08 and also below long-term averages.

Oil Tankers: Newbuilding Prices: 2001-2018
(In millions of U.S. Dollars)

Year End	37,000(1)	50,000(1)	75,000(2)	110,000(2)	160,000(3)	300,000(3)
	DWT	DWT	DWT	DWT	DWT	DWT

2001	25.0	27.0	33.5	38.0	47.0	72.0
2002	24.5	26.5	31.0	36.0	44.0	66.0
2003	28.5	30.5	34.5	40.0	52.0	73.0
2004	34.0	39.0	41.0	57.0	68.0	105.0
2005	37.5	42.0	43.0	59.0	71.0	120.0
2006	40.5	47.5	50.0	65.0	78.0	128.0
2007	46.0	54.0	64.0	78.0	90.0	146.0
2008	40.0	46.5	57.0	71.5	87.0	142.0
2009	31.0	36.0	42.5	52.0	62.0	101.0
2010	33.0	36.0	46.0	57.0	67.0	105.0
2011	31.5	36.0	44.0	52.8	61.7	99.0
2012	30.0	33.0	42.0	48.0	56.5	92.0
2013	31.0	35.0	43.0	51.5	59.0	93.5
2014	33.0	37.0	45.5	54.0	65.0	97.0
2015	32.0	35.5	45.0	51.5	63.0	94.0
2016	30.0	32.0	39.0	45.0	54.0	83.0
2017	31.0	33.0	39.0	44.0	55.0	81.0
Jan-18	31.0	34.0	39.0	44.0	55.0	82.0

Long-term average	32.9	36.9	43.5	53.0	63.5	99.9
(1) Coated tankers
(2) Coated/uncoated tankers
(3) Uncoated tankers
Source: Drewry
Secondhand Prices

Secondhand values primarily, albeit with a lag, reflect prevailing and expected charter rates. During extended periods of high charter rates vessel values tend to appreciate and vice versa. However, vessel values are also influenced by other factors, including the age of the vessel. Prices for young vessels, those approximately up to five years old, are also influenced by newbuilding prices while prices for old vessels, near the end of their useful economic life, those approximately at or in excess of 25 years, are influenced by the value of scrap steel.

The table below illustrates the movements of prices for secondhand oil tankers from 2001 to January 2018. In late 2013, prices for all modern tankers increased as a result of improvement in freight rates and positive market sentiment and further gains were recorded in 2014 and 2015. However, in 2016, second hand prices saw a double-digit decline on account of weakening freight rates. For illustration, the secondhand price of a five-year old LR vessel of 95,000 dwt capacity fell by 35% from $46 million in 2015 to $30 million in 2016. However, the market saw increased demand for modern secondhand vessels in 2017, in anticipation of a recovery in the freight market and buyers trying to take advantage of historically low asset prices. As such, secondhand modern product tanker prices showed a rising trend in the last nine months of 2017. For example, the secondhand prices of a five-year old LR2 increased by $1.0 million between March 2017 and December 2017. As of January 2018 secondhand prices for oil tankers were also still well below their long-term averages for every vessel class.

Oil Tanker Secondhand Prices: 2001-2018
(In millions of U.S. Dollars)

Year End	30,000	45,000	75,000	95,000	150,000	300,000
	DWT	DWT	DWT	DWT	DWT	DWT
Age	5 Yrs	5 Yrs	5 Yrs	5 Yrs	5 Yrs	5 Yrs
2001	17.0	25.0	25.5	34.5	41.5	63.0
2002	15.5	21.5	21.0	29.5	39.0	55.0
2003	24.5	29.5	24.0	37.0	47.0	70.0
2004	36.0	42.0	38.0	57.0	73.0	112.0
2005	40.0	45.5	46.5	58.0	75.0	110.0
2006	40.0	47.5	48.0	63.0	77.0	115.0
2007	40.0	52.0	59.0	68.5	87.0	130.0
2008	36.0	42.0	46.0	55.0	77.0	110.0
2009	21.0	24.0	32.5	38.0	53.0	77.5
2010	21.5	24.0	35.0	42.0	58.0	85.5
2011	24.0	27.0	32.0	33.5	45.5	58.0
2012	21.0	24.0	25.0	27.5	40.0	57.0
2013	25.0	29.0	31.0	33.0	42.0	60.0
2014	23.0	24.0	33.5	42.0	57.0	76.0
2015	26.0	27.0	36.0	46.0	60.0	80.0
2016	20.0	22.0	28.0	30.0	42.0	60.0
2017	21.0	24.0	27.0	30.0	40.0	62.0
Feb-18	22.0	24.0	27.0	30.0	40.0	62.0

Long-term average	26.6	31.2	34.6	42.6	56.1	81.2

Source: Drewry
Environmental and Other Regulations in the Shipping Industry
Government laws and regulations significantly affect the ownership and operation of our vessels. We are subject to various international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection, including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities such as the USCG, harbor masters or equivalent entities, classification societies, relevant flag state (country of registry) and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution, release of hazardous substances, loss of life, or otherwise causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation, regulation, or other requirements that could negatively affect our profitability.
It should be noted that the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations. Furthermore, recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
International Maritime Organization (IMO)
The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted MARPOL, the International Convention for the Safety of Life at Sea of 1974, or the SOLAS Convention, and the LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LPG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
In 2012, the IMO’s Marine Environmental Protection Committee, or the MEPC, adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.
In 2013, the MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or CAS. These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.
The IMO’s Marine Environmental Protection Committee, or MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from the current 3.50%) starting from January 1, 2020.

This limitation can be met by using low-sulfur complaint fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content. This subjects ocean-going vessels to stringent emissions controls, and may cause us to incur additional costs.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that all of our vessels are in substantial compliance with SOLAS and LL Convention standards.
Under Chapter IX of the SOLAS Convention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that has been developed for our vessels for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our managers have obtained documents of compliance and safety management certificates for all of our vessels for which the certificates are required by the ISM Code. These documents of compliance and safety management certificates are renewed as required.
We have obtained applicable documents of compliance and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or the IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or the STCW. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the BWM Convention in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first IOPP renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard on or after September 8, 2019. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Costs of compliance may be substantial.
Once mid-ocean ballast or exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. The costs of compliance with a mandatory mid-ocean ballast exchange could be material, and it is difficult to predict the overall impact of such a requirement on our operations.

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.
The IMO also adopted the Bunker Convention to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Anti-fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and EU authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and EU ports, respectively. As of the date of this report, each of our vessels is ISM Code certified, however, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 (OPA) and the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA)
OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate with the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:
(i)    injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)    injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)    loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)    net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)    lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)    net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability such that for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability is limited to the greater of $2,200 per gross ton or $18,796,800. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including the raising of liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, the status of several of these initiatives and regulations is currently in flux. For example, the U.S. Bureau of Safety and Environmental Enforcement, or the BSEE, announced a new Well Control Rule in April 2016, but pursuant to orders by the U.S. President in early 2017, the BSEE announced in August 2017 that this rule would be revised. In January 2018, the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years. The effects of the proposal are currently unknown. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.
Through our P&I Club membership, we currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Other United States Environmental Initiatives
The CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.
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
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering United States Waters. The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or the VGP. On March 28, 2013, the EPA re-issued the VGP for another five years from the effective date of December 19, 2013. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants. For a new vessel delivered to an owner or operator after December 19, 2013 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days (or 7 days for eNOIs) before the vessel operates in United States waters. We have submitted NOIs for our vessels where required.
The USCG regulations adopted under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or may otherwise restrict our vessels from entering U.S. waters. The USCG has implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. As of January 1, 2014, vessels were technically subject to the phasing-in of these standards, and the USCG must approve any technology before it is placed on a vessel. The USCG first approved said technology in December 2016, and continues to review ballast water management systems. The USCG may also provide waivers to vessels that demonstrate why they cannot install the new technology. The USCG has set up requirements for ships constructed before December 1, 2013 with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3-first scheduled drydock after January 1, 2014; and (2) ballast capacity above 5,000m3-first scheduled drydock after January 1, 2016. All of our vessels have ballast capacities over 5,000m3, and those of our vessels trading in the United States will have to install water ballast treatment plants at their first drydock after January 1, 2016, unless an extension is granted by the USCG.

The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast requirements including, in some states, specific treatment standards. Compliance with the EPA, USCG and state regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
Two recent United States court decisions should be noted. First, in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. The effect of such redrafting remains unknown. Second, on October 9, 2015, the Sixth Circuit Court of Appeals stayed the Waters of the United States, or WOTUS, rule, which aimed to expand the regulatory definition of “waters of the United States,” pending further action of the court. In response, regulations have continued to be implemented as they were prior to the stay on a case-by-case basis. In February 2017, the U.S. President issued an executive order directing the EPA and U.S. Army Corps of Engineers publish a proposed rule rescinding or revising the WOTUS rule. In January 2018, the EPA and Army Corps of Engineers issued a final rule pursuant to the President’s order, under which the Agencies will interpret the term “waters of the United States” to mean waters covered by the regulations, as they are currently being implemented, within the context of the Supreme Court decisions and agency guidance documents, until February 6, 2020. Litigation regarding the status of the WOTUS rule is currently underway, and the effect of future actions in these cases upon our operations is unknown.
European Union Regulations
In October 2009, the EU amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The EU also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the EU with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
International Labour Organization
The International Labor Organization, or the ILO, is a specialized agency of the United Nations that has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all of our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On June 1, 2017, the U.S. president announced that it is withdrawing from the Paris Agreement. The timing and effect of such action has yet to be determined.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, an initial IMO strategy for reduction of greenhouse gas emissions is expected to be adopted at MEPC 72 in April 2018. The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions. The outcome of this order is not yet known. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA or individual U.S. states could enact environmental regulations that would affect our operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions 40% by 2030.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The following are among the various requirements, some of which are found in the SOLAS Convention:

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
The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies
The hull and machinery of every commercial vessel must be “classed” by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All our vessels are certified as being “in-class” by American Bureau of Shipping or Det Norske Veritas or Lloyds Register. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in “Item 18. Financial Statements.” You should also carefully read the following discussion with the sections of this annual report entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry,” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.
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

For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned, finance leased or bareboat chartered-in vessels and the charterhire expense for vessels that we time or bareboat charter-in.

The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	Varies
Hire rate basis(1)	Varies	Daily	Varies
Voyage expenses(2)	We pay	Customer pays	Pool pays
Vessel operating costs for owned, finance leased, or bareboat chartered-in vessels(3)	We pay	We pay	We pay
Charterhire expense for vessels time or bareboat chartered-in(3)	We pay	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay	Pool does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.

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

As of March 22, 2018, all of our owned or finance leased vessels were operating in the Scorpio Group Pools with the exception of STI Notting Hill, STI Westminster, STI Poplar, STI Pimlico and STI Rose, which are on time charter-out agreements that are scheduled to expire in the fourth quarter of 2018 and the first quarter of 2019. Additionally, one of our vessels, STI Jardins, is temporarily operating directly in the spot market prior to its expected entrance into the SMRP.
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
Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate TCE revenue, a non-IFRS measure, which is defined below.
Vessel operating costs. For our owned, finance leased and bareboat chartered-in vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, spares and stores, lubricating oils, communication expenses, and technical management fees. The three largest components of our vessel operating costs are crewing, spares and stores and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.
Additionally, these costs include technical management fees that we paid to SSM, which is controlled by the Lolli-Ghetti family. Pursuant to our Revised Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.
Charterhire expense. Charterhire is the amount we pay the owner for time or bareboat chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. The responsibility of vessel operating expenses for the different types of charter agreements are as follows:
•Time chartered-in vessels. The vessel's owner is responsible for the vessel operating costs.
•Bareboat chartered-in vessels. The charterer is responsible for the vessel operating costs.

Drydocking. We periodically drydock each of our owned or finance leased vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our owned or finance leased vessels (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.
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
Average number of vessels. Historical average number of owned or finance leased vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.
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
Operating days. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.
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
Our expenses were affected by the fees we pay SCM, SSM, and SSH for commercial management, technical management and administrative services, respectively. SCM, SSM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer and our Vice President are members, provide commercial, technical and administrative management services to us, respectively. We pay fees under our Revised Master Agreement with SCM and SSM, for our vessels that operate both within and outside of the Scorpio Group Pools.  The fees charged to our vessels operating within the Scorpio Group Pools are identical to what SCM charges third-party owned vessels operating within the Scorpio Group Pools. The fees charged to our vessels for technical management services provided by SSM were $685 per vessel per day during the years ended December 31, 2017, 2016 and 2015.
In December 2017, we agreed to amend the Amended and Restated Master Agreement to amend and restate the technical management agreement thereunder subject to bank consents being obtained (where required), which were subsequently obtained. On February 22, 2018, we entered into definitive documentation to memorialize the agreed amendments to the Amended and Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement, or the Revised Master Agreement, is effective as of January 1, 2018.
Pursuant to the Revised Master Agreement, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000, and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement are not expected to materially differ from the annual management fee charged prior to the amendment.
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
We generated revenue from spot voyages during the year ended December 31, 2017. Within the shipping industry, prior to January 1, 2018, there were two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage was the most prevalent method of accounting for voyage revenues and the method that was used by us. Under each method, voyages were calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believed that the discharge-to-discharge basis of calculating voyages more accurately estimated voyage results than the load-to-load basis. In the application of this policy, we did not begin recognizing revenue until (i) the amount of revenue could be measured reliably, (ii) it was probable that the economic benefits associated with the transaction would flow to the entity, (iii) the transactions stage of completion at the balance sheet date could be measured reliably and (iv) the costs incurred and the costs to complete the transaction could be measured reliably.
Beginning on January 1, 2018, we changed the methodology for recognizing revenue and voyage expenses to comply with the new accounting standards. This new accounting policy is discussed below under Impact of New Accounting Standards on Revenue Recognition in Future Periods.
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
Our impairment evaluation is performed on an individual vessel basis when there are indications of impairment. First, we assess the fair value less the cost to sell our vessels taking into consideration vessel valuations from leading, independent and internationally recognized ship brokers. We then compare that estimate of market values (less an estimate of selling costs) to each vessel’s carrying value and, if the carrying value exceeds the vessel’s market value, an indicator of impairment exists. The indicator of impairment prompts us to perform a calculation of the potentially impaired vessel’s value in use, in order to appropriately determine the “higher of” the two values.
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
At December 31, 2017, we had 107 vessels in our fleet and two vessels under construction:

•	Eight vessels in our fleet had fair values less costs to sell more than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
99 of our 107 owned or finance leased vessels in our fleet had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

•
We did not obtain independent broker valuations for our two vessels under construction. To assess their carrying values for impairment, we prepared value in use calculations for each vessel which resulted in no impairment being recognized.

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

Our Fleet—Illustrative comparison of excess of carrying amounts over estimated charter-free market value of certain vessels
During the past few years, the market values of vessels have experienced particular volatility and as a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that no impairment is required at December 31, 2017.
The table set forth below indicates the carrying amount of each of our vessels as of December 31, 2017 and December 31, 2016 and the aggregate difference between the carrying amount and the market value represented by such vessels (see footnotes to the table set forth below). This aggregate difference represents the approximate analysis of the amount by which we believe we would record a loss if we sold those vessels, in the current environment, on industry standard terms, in cash transactions and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their basic market values.
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

			Carrying value as of,
	Vessel Name	Year Built	December 31, 2017		December 31, 2016
1	STI Amber	2012	32.1	(1)	32.5
2	STI Topaz	2012	32.6	(1)	32.6
3	STI Ruby	2012	32.2	(1)	32.7
4	STI Garnet	2012	32.4	(1)	32.7
5	STI Onyx	2012	32.3	(1)	32.7
6	STI Sapphire	2013	N/A	(2)	32.6
7	STI Emerald	2013	N/A	(2)	32.5
8	STI Beryl	2013	N/A	(2)	31.7
9	STI Le Rocher	2013	N/A	(2)	32.2
10	STI Larvotto	2013	N/A	(2)	32.2
11	STI Fontvieille	2013	30.9	(1)	32.3
12	STI Ville	2013	31.2	(1)	32.6
13	STI Duchessa	2014	29.5	(1)	30.8
14	STI Wembley	2014	28.9	(1)	30.2
15	STI Opera	2014	29.3	(1)	30.6

16	STI Texas City	2014	33.3	(1)	34.9
17	STI Meraux	2014	33.7	(1)	35.3
18	STI San Antonio	2014	33.8	(1)	35.3
19	STI Venere	2014	29.3	(1)	30.7
20	STI Virtus	2014	29.4	(1)	30.8
21	STI Aqua	2014	29.7	(1)	31.0
22	STI Dama	2014	29.6	(1)	31.0
23	STI Benicia	2014	34.6	(1)	36.2
24	STI Regina	2014	29.9	(1)	31.2
25	STI St. Charles	2014	33.3	(1)	34.8
26	STI Yorkville	2014	30.2	(1)	31.6
27	STI Milwaukee	2014	35.7	(1)	37.3
28	STI Battery	2014	30.4	(1)	31.8
29	STI Brixton	2014	28.3	(1)	29.6
30	STI Comandante	2014	28.2	(1)	29.5
31	STI Pimlico	2014	28.4	(1)	29.7
32	STI Hackney	2014	28.3	(1)	29.6
33	STI Acton	2014	28.9	(1)	30.2
34	STI Fulham	2014	28.7	(1)	30.0
35	STI Camden	2014	28.5	(1)	29.8
36	STI Finchley	2014	28.8	(1)	30.1
37	STI Clapham	2014	29.1	(1)	30.4
38	STI Poplar	2014	29.1	(1)	30.4
39	STI Elysees	2014	46.2	(1)	48.1
40	STI Madison	2014	46.5	(1)	48.5
41	STI Park	2014	46.5	(1)	48.5
42	STI Orchard	2014	46.1	(1)	48.1
43	STI Sloane	2014	47.0	(1)	49.0
44	STI Broadway	2014	46.1	(1)	48.0
45	STI Condotti	2014	47.0	(1)	49.0
46	STI Battersea	2014	28.7	(1)	30.0
47	STI Memphis	2014	34.1	(1)	35.4
48	STI Mayfair	2014	30.7	(1)	32.1
49	STI Soho	2014	30.3	(1)	31.7
50	STI Tribeca	2015	31.2	(1)	32.6
51	STI Hammersmith	2015	29.5	(1)	30.8
52	STI Rotherhithe	2015	29.6	(1)	30.9
53	STI Rose	2015	54.6	(1)	56.8
54	STI Gramercy	2015	30.5	(1)	31.8
55	STI Veneto	2015	47.2	(1)	49.2
56	STI Alexis	2015	54.7	(1)	57.0
57	STI Bronx	2015	31.2	(1)	32.6
58	STI Pontiac	2015	35.8	(1)	37.4
59	STI Manhattan	2015	31.2	(1)	32.6
60	STI Winnie	2015	48.2	(1)	50.2
61	STI Oxford	2015	48.3	(1)	50.3

62	STI Queens	2015	31.2	(1)	32.6
63	STI Osceola	2015	36.2	(1)	37.7
64	STI Lauren	2015	48.3	(1)	50.3
65	STI Connaught	2015	48.0	(1)	50.0
66	STI Notting Hill	2015	34.7	(1)	36.2
67	STI Spiga	2015	53.8	(1)	56.1
68	STI Seneca	2015	36.2	(1)	37.8
69	STI Savile Row	2015	54.9	(1)	57.2
70	STI Westminster	2015	34.8	(1)	36.4
71	STI Brooklyn	2015	31.4	(1)	32.7
72	STI Kingsway	2015	55.2	(1)	57.5
73	STI Lombard	2015	56.0	(1)	58.4
74	STI Carnaby	2015	55.4	(1)	57.7
75	STI Black Hawk	2015	34.5	(1)	36.0
76	STI Excel	2015	37.6	(3)	N/A	(4)
77	STI Solidarity	2015	40.7	(1)	N/A	(4)
78	STI Grace	2016	49.5	(1)	51.5
79	STI Jermyn	2016	50.5	(1)	52.5
80	STI Excelsior	2016	39.1	(3)	N/A	(4)
81	STI Expedite	2016	39.1	(3)	N/A	(4)
82	STI Exceed	2016	39.1	(3)	N/A	(4)
83	STI Executive	2016	39.7	(3)	N/A	(4)
84	STI Excellence	2016	39.7	(3)	N/A	(4)
85	STI Experience	2016	39.7	(3)	N/A	(4)
86	STI Express	2016	39.7	(3)	N/A	(4)
87	STI Precision	2016	39.7	(3)	N/A	(4)
88	STI Prestige	2016	39.7	(3)	N/A	(4)
89	STI Pride	2016	39.7	(3)	N/A	(4)
90	STI Providence	2016	39.7	(3)	N/A	(4)
91	STI Sanctity	2016	43.5	(1)	N/A	(4)
92	STI Solace	2016	43.4	(1)	N/A	(4)
93	STI Stability	2016	43.4	(1)	N/A	(4)
94	STI Steadfast	2016	43.5	(1)	N/A	(4)
95	STI Supreme	2016	43.5	(1)	N/A	(4)
96	STI Symphony	2016	43.5	(1)	N/A	(4)
97	STI Gallantry	2016	41.7	(3)	N/A	(4)
98	STI Goal	2016	41.7	(3)	N/A	(4)
99	STI Nautilus	2016	41.7	(3)	N/A	(4)
100	STI Guard	2016	41.7	(3)	N/A	(4)
101	STI Guide	2016	41.7	(3)	N/A	(4)
102	STI Selatar	2017	50.9	(1)	N/A	(4)
103	STI Rambla	2017	51.7	(1)	N/A	(4)
104	STI Galata	2017	37.1	(1)	N/A	(4)
105	STI Bosphorus	2017	37.3	(1)	N/A	(4)
106	STI Leblon	2017	37.8	(1)	N/A	(4)
107	STI La Boca	2017	37.7	(1)	N/A	(4)

108	STI San Telmo	2017	40.0	(1)	N/A	(4)
109	STI Donald C Trauscht	2017	40.1	(1)	N/A	(4)
110	STI Gauntlet	2017	44.2	(3)	N/A	(4)
111	STI Gladiator	2017	44.2	(3)	N/A	(4)
112	STI Gratitude	2017	44.2	(3)	N/A	(4)

			$4,090.1		$2,913.3

(1) As of December 31, 2017, the basic charter-free market value is lower than each vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $338.3 million.
(2) These vessels were sold during the year ended December 31, 2017.
(3) As of December 31, 2017, the basic charter-free market value is higher than each vessel’s carrying value. We believe that the aggregate carrying value of these vessels is lower than their aggregate basic charter-free market value by approximately $11.6 million.
(4) These vessels were acquired during the year ended December 31, 2017.
The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for December 31, 2017, a 1.0% increase in the discount rate would result in an impairment of $2.3 million being recognized. Alternatively, a 5% decrease in forecasted time charter rates would result in an impairment of $6.9 million being recognized.
We refer you to the discussion herein under “Item 3. Key Information—D. Risk Factors—Risks Related to our Company,” including the risk factor entitled “Declines in charter rates and other market deterioration could cause us to incur impairment charges."
Vessel lives and residual value
The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated by taking into consideration the historical four-year scrap market rate average, which we update annually.
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

Impact of New Accounting Standards on Revenue Recognition in Future Periods
IFRS 15, Revenue from Contracts with Customers, applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2018. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the "modified retrospective method"). We are applying the modified retrospective method upon the date of transition. Our revenue is primarily generated from time charters, participation in pooling arrangements and in the spot market. Of these revenue streams, revenue generated in the spot market is within the scope of IFRS 15. Revenue generated from time charters and from pooling arrangements are within the scope of IFRS 16, Leases, which is discussed further below.
Under IFRS 15, the time period over which revenue is recognized has changed from the previous accounting standard, as the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. Moreover, costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.
The future impact of this standard will be dependent upon the number of vessels that are operating in the spot market, on voyage charters, at the end of each period. There were two vessels operating on voyage charters as of December 31, 2017, and the application of this standard would have resulted in a $0.2 million reduction in revenue and a $0.2 million reduction in voyage expenses for the year ended December 31, 2017.
IFRS 16, Leases, was issued by the IASB on January 13, 2016. IFRS 16 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 amends the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from use of the identified asset and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing pool and time charter-out arrangements meet the definition of leases under IFRS 16, with the Company as lessor, on the basis that the pool or charterer manages the vessels in order to enter into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use.
Moreover, under IFRS 16, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component will be quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components. These components will be accounted for as follows:
•All fixed lease revenue earned under these arrangements will be recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements will be recognized as it is earned, since it is 100% variable.
•The non-lease component will be accounted for as services revenue under IFRS 15. This revenue will be recognized ‘over time’ as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
We expect that the application of the above principles will not result in a material difference to the amount of revenue recognized under our existing accounting policies for pool and time-out charter arrangements.

A. Operating Results

Results of Operations for the year ended December 31, 2017 compared to the year ended December 31, 2016

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2017	2016	favorable / (unfavorable)	Change
Vessel revenue	$512,732	$522,747	$(10,015)	(2)%
Vessel operating costs	(231,227)	(187,120)	(44,107)	(24)%
Voyage expenses	(7,733)	(1,578)	(6,155)	(390)%
Charterhire	(75,750)	(78,862)	3,112	4%
Depreciation	(141,418)	(121,461)	(19,957)	(16)%
General and administrative expenses	(47,511)	(54,899)	7,388	13%
Loss on sales of vessels, net	(23,345)	(2,078)	(21,267)	(1,023)%
Merger transaction related costs	(36,114)	—	(36,114)	N/A
Bargain purchase gain	5,417	—	5,417	N/A
Financial expenses	(116,240)	(104,048)	(12,192)	(12)%
Realized loss on derivative financial instruments	(116)	—	(116)	N/A
Unrealized gain on derivative financial instruments	—	1,371	(1,371)	(100)%
Financial income	1,538	1,213	325	27%
Other income / (expenses), net	1,527	(188)	1,715	912%
Net loss	$(158,240)	$(24,903)	$(133,337)	(535)%
Net loss. Net loss for the year ended December 31, 2017 was $158.2 million, a decrease of $133.3 million, or 535%, from net loss of $24.9 million for the year ended December 31, 2016. The differences between the two periods are discussed below.

Vessel revenue. Vessel revenue for the year ended December 31, 2017 was $512.7 million, a decrease of $10.0 million, or 2%, from vessel revenue of $522.7 million for the year ended December 31, 2016. The decrease in vessel revenue between 2016 and 2017 was driven by a weaker product tanker market and as a result, the fleet daily TCE revenue (a non-IFRS measure) per day decreased to $13,146 per day during the year ended December 31, 2017 from $15,783 per day during the year ended December 31, 2016. This decrease is discussed below by operating segment.
The following is a summary of our consolidated revenue by revenue type, in addition to TCE revenue per day and total revenue days.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2017	2016	favorable / (unfavorable)	Change
Pool revenue by operating segment
MR	$217,141	$248,974	$(31,833)	(13)%
LR2/Aframax	142,204	156,503	(14,299)	(9)%
Handymax	78,510	73,683	4,827	7%
LR1/Panamax	20,875	5,843	15,032	257%
Total pool revenue	458,730	485,003	(26,273)	(5)%
Voyage revenue (spot market)	16,591	—	16,591	N/A
Time charter-out revenue	37,411	36,694	717	2%
Other revenue	—	1,050	(1,050)	(100)%
Gross revenue	512,732	522,747	(10,015)	(2)%
Voyage expenses	(7,733)	(1,578)	(6,155)	(390)%
TCE revenue (1)	$504,999	$521,169	$(16,170)	(3)%

Daily pool TCE by operating segment: (1)

MR pool	$12,712	$14,711	$(1,999)	(14)%
LR2/Aframax pools	14,749	20,019	(5,270)	(26)%
Handymax pool	11,255	12,101	(846)	(7)%
LR1/Panamax pools	11,562	17,277	(5,715)	(33)%
Consolidated daily pool TCE	12,921	15,561	(2,640)	(17)%
Voyage (spot market) - daily TCE	9,242	—	9,242	N/A
Time charter-out - daily TCE	19,914	19,599	315	2%
Consolidated daily TCE	13,146	15,783	(2,637)	(17)%

Pool revenue days per operating segment
MR	17,077	16,915	162	1%
LR2/Aframax	9,638	7,814	1,824	23%
Handymax	6,975	6,079	896	15%
LR1/Panamax	1,804	337	1,467	435%
Total pool revenue days	35,494	31,145	4,349	14%
Voyage (spot market) revenue days	1,104	—	1,104	N/A
Time charter-out revenue days	1,817	1,810	7	—%
Total revenue days	38,415	32,955	5,460	17%

(1) We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.
Pool revenue. Pool revenue for the year ended December 31, 2017 was $458.7 million, a decrease of $26.3 million, or 5% from $485.0 million for the year ended December 31, 2016. The decrease in pool revenue was due to unfavorable market conditions, driven by an unfavorable supply and demand imbalance, which began in the second half of 2016 and persisted throughout 2017, and led to a decrease in pool TCE per day across all of our operating segments. An influx of newbuilding vessel deliveries caused the global supply of product tankers to increase during these periods. Furthermore, in spite of the increase in demand for refined petroleum products during this period, high inventories tempered a corresponding increase in the demand for the seaborne transportation of such products.
MR pool revenue. MR pool revenue for the year ended December 31, 2017 was $217.1 million, a decrease of $31.8 million, or 13%, from $249.0 million for the year ended December 31, 2016. The pool daily TCE revenue decreased to $12,712 per day from $14,711 per day during the years ended December 31, 2017 and 2016, respectively. High product inventories and low refining margins have negatively impacted the demand for MRs during 2017. This dynamic was amplified by the delivery of newbuilding product tankers to the global fleet, which had a corresponding impact on supply, resulting in downward pressure on the daily TCE rates.
The decrease in MR pool revenue was partially offset by an increase in pool revenue days to 17,077 from 16,915 days during the years ended December 31, 2017 and 2016, respectively. This increase was primarily due to (i) an increase in the average number of time chartered-in MR tankers to 6.7 from 5.2 during the years ended December 31, 2017 and 2016, respectively, representing a 517 day increase in revenue days and (ii) the delivery of five newbuilding tankers into the SMRP during 2017, representing a 545 day increase in revenue days. The increase was partially offset by the sale of five MR tankers during 2016, which were in the SMRP for an aggregate of 478 days during the year ended December 31, 2016 and the sale of two MR tankers during 2017, which were in the SMRP for an aggregate of 731 days and 361 days during the years ended December 31, 2017 and 2016, respectively.
LR2/Aframax pool revenue. Pool revenue from LR2 vessels for the year ended December 31, 2017 was $142.2 million, a decrease of $14.3 million, or 9% from $156.5 million for the year ended December 31, 2016. The pool daily TCE decreased to $14,749 per day from $20,019 per day during the years ended December 31, 2017 and 2016, respectively. Spot TCE rates in our LR2 operating segment were also under pressure during 2017, primarily as a result of supply and demand imbalance in the global fleet, which began in 2016 and persisted throughout 2017 as a result of an influx of newbuilding vessel deliveries during that time period.
The decrease in pool TCE revenue per day was partially offset by an increase in pool revenue days to 9,638 from 7,814 days during the years ended December 31, 2017 and 2016, respectively. The increase in pool revenue days was primarily the result of (i) the acquisition of 15 vessels acquired from NPTI in September 2017 (resulting in 1,372 additional revenue days) and (ii) the delivery of two newbuilding LR2 tankers during the year ended December 31, 2017 (resulting in 534 additional revenue days). The increase was partially offset by a reduction in the average number of time chartered-in LR2 vessels to 1.2 from 2.0 during the years ended December 31, 2017 and 2016, respectively (resulting in a 292 day decrease in revenue days).
Handymax pool revenue. Handymax pool revenue for the year ended December 31, 2017 was $78.5 million, an increase of $4.8 million, or 7% from $73.7 million for the year ended December 31, 2016. The increase in Handymax pool revenue was primarily driven by an increase in Handymax pool revenue days to 6,975 from 6,079 during the years ended December 31, 2017 and 2016, respectively. This was a result of an increase in the average number of time and bareboat chartered-in Handymax tankers to an average of 8.1 from 4.6 during the years ended December 31, 2017 and 2016, respectively, representing a 929 day increase in revenue days. This increase was partially offset by lower daily TCE rates earned by the SHTP to $11,255 per day from $12,101 per day during the years ended December 31, 2017 and 2016, respectively. The aforementioned factors affecting the global demand for product tankers had a consequential impact on Handymax spot TCE rates throughout 2017.
LR1/Panamax pool revenue. Pool revenue from LR1/Panamax vessels for the year ended December 31, 2017 was $20.9 million, an increase of $15.0 million, or 257% from $5.8 million for the year ended December 31, 2016. The increase in LR1/Panamax pool revenue was primarily driven by an increase in LR1/Panamax pool revenue days to 1,804 days from 337 days during the years ended December 31, 2017 and 2016, respectively, which was primarily the result of the delivery of 12 LR1 product tankers acquired from NPTI during the year ended December 31, 2017 (representing a 1,668 increase in revenue days). The increase in LR1/Panamax pool revenue days was partially offset by a decrease in daily TCE revenue to $11,562 from $17,277 during the years ended December 31, 2017 and 2016, respectively, which was driven by the adverse market conditions described above affecting the larger vessel classes (LR2s and LR1s) which began during the second half of 2016 and persisted throughout 2017.

Voyage revenue (spot market). Voyage revenue (spot revenue), which consists of spot market voyages and short-term time charters, for the year ended December 31, 2017 was $16.6 million, an increase of $16.6 million from the year ended December 31, 2016.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2017	2016	favorable / (unfavorable)	Change
MR	$6,508	$—	$6,508	N/A
LR2/Aframax	4,810	—	4,810	N/A
Handymax	3,576	—	3,576	N/A
LR1/Panamax	1,697	—	1,697	N/A
Total voyage revenue (spot market)	$16,591	$—	$16,591	N/A

•
Spot market voyages: Seven of our Handymax bareboat chartered-in tankers, two LR1 tankers and six LR2 tankers operated in the spot market on voyage charters for an aggregate of 397 days during the year ended December 31, 2017. None of our vessels operated in the spot market during the year ended December 31, 2016. The Handymax tankers were delivered to us under bareboat charters in the first quarter of 2017, and they traded in the spot market temporarily, to gain their required vettings prior to their entrance into the SHTP. The LR1 and LR2 tankers were acquired from NPTI, and they also traded in the spot market temporarily to gain their required vettings prior to their entrance into their respective pools.

•
Short-term time charters: We consider short-term time charters (less than one year) as spot market voyages. We had six MR and four LR2 product tankers employed on short-term time charters (ranging from 45 days to 120 days) for 706 revenue days during the year ended December 31, 2017. There were no vessels employed on short-term time charters during the year ended December 31, 2016. The MRs were newbuilding vessels delivered from HMD and were temporarily employed on these short-term time charters upon delivery, prior to their entrance into the SMRP. The LR2 tankers were acquired from NPTI, and they were also temporarily employed on short-term time charters prior to their entrance into the SLR2P.

Time charter-out revenue. Time charter-out revenue (representing time charters with initial terms of one year or greater) for the year ended December 31, 2017 was $37.4 million, an increase of $0.7 million, or 2%, from $36.7 million for the year ended December 31, 2016. The increase in time charter-out revenue was the result of an increase in time charter-out revenue days to 1,817 days from 1,810 days and an increase in the overall daily TCE revenue earned on these time charters to $19,914 per day from $19,599 per day for the years ended December 31, 2017 and 2016, respectively. Time charter-out revenue, by operating segment, consists of the following:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2017	2016	favorable / (unfavorable)	Change
MR	$14,289	$16,046	$(1,757)	(11)%
Handymax	13,012	11,895	1,117	9%
LR2/Aframax	10,110	8,753	1,357	16%
LR1/Panamax	—	—	—	N/A

Total time charter-out revenue	$37,411	$36,694	$717	2%

The following table summarizes the terms of our time chartered-out vessels during the years ended December 31, 2017 and 2016, respectively:

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration		Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	February-19	(1)	$18,000
2	STI Poplar	2014	Handymax	January-16	January-19	(1)	$18,000
3	STI Notting Hill	2015	MR	November-15	November-18	(2)	$20,500
4	STI Westminster	2015	MR	December-15	December-18	(2)	$20,500
5	STI Rose	2015	LR2	February-16	February-19	(2)	$28,000
6	STI Texas City	2014	MR	March-14	April-16		$16,000	(3)
(1) Redelivery is plus 30 days or minus 10 days from the expiry date.
(2) Redelivery is plus or minus 30 days from the expiry date.
(3) The charter had a 50% profit sharing provision whereby we received 50% of the vessel's profits above the daily base rate from the charterer.
Vessel operating costs. Vessel operating costs for the year ended December 31, 2017 were $231.2 million, an increase of $44.1 million, or 24%, from $187.1 million for the year ended December 31, 2016. Vessel operating days increased to 35,254 days from 28,454 days for the years ended December 31, 2017 and 2016, respectively.
The following table is a summary of our vessel operating costs by operating segment:

	For the year ended December 31,			Change	Percentage
In thousands of U.S. dollars	2017	2016		favorable / (unfavorable)	change
Vessel operating costs
MR	$101,267	$104,242		$2,975	3%
LR2/Aframax	67,254	50,028		(17,226)	(34)%
Handymax	50,145	32,817		(17,328)	(53)%
LR1/Panamax	12,561	33	(1)	(12,528)	(37,964)%
Total vessel operating costs	$231,227	$187,120		$(44,107)	(24)%

Vessel operating costs per day
MR	$6,337	$6,555		$218	3%
LR2/Aframax	6,705	6,734		29	—%
Handymax	6,716	6,404		(312)	(5)%
LR1/Panamax	7,073	—	(1)	(7,073)	N/A
Consolidated vessel operating costs per day	6,559	6,576		17	—%

Operating days
MR	15,980	15,900		80	1%
LR2/Aframax	10,030	7,430		2,600	35%
Handymax	7,468	5,124		2,344	46%
LR1/Panamax	1,776	—		1,776	N/A
Total operating days	35,254	28,454		6,800	24%

(1) We did not own, finance lease or bareboat charter-in any LR1/Panamax vessels in 2016.

MR vessel operating costs. Vessel operating costs for our MR segment for the year ended December 31, 2017 were $101.3 million, a decrease of $3.0 million, or 3%, from $104.2 million for the year ended December 31, 2016. This was primarily driven by a decrease in operating costs per day to $6,337 for the year ended December 31, 2017 from $6,555 for the year ended December 31, 2016. This improvement was the result of our efforts to control costs across the entire fleet, with the benefits of such efforts particularly materializing in reduced crewing costs as well as spares and stores costs. The number of operating days was impacted by the sales of five MR tankers during the year ended December 31, 2016 and two MR tankers during the year ended December 31, 2017, resulting in a reduction of 896 operating days. The reduction in operating days as a result of these sales was offset by the delivery of six newbuilding MR product tankers during the year ended December 31, 2017, resulting in an increase of 1,016 operating days.
LR2/Aframax vessel operating costs. Vessel operating costs for our LR2/Aframax segment for the year ended December 31, 2017 were $67.3 million, an increase of $17.2 million, or 34% from $50.0 million for the year ended December 31, 2016. The increase in operating costs was driven by an increase of 2,600 operating days which was primarily a result of the delivery of 15 LR2 vessels acquired from NPTI in September 2017, in addition to the delivery of two newbuilding LR2 product tankers during the year ended December 31, 2017. LR2 operating costs per day remained consistent for the years ended December 31, 2017 and 2016.
Handymax vessel operating costs. Vessel operating costs for our Handymax segment for the year ended December 31, 2017 were $50.1 million, an increase of $17.3 million, or 53%, from $32.8 million for the year ended December 31, 2016. Vessel operating days increased to 7,468 from 5,124 during the years ended December 31, 2017 and 2016, respectively. This increase was the result of the delivery of seven Handymax vessels under bareboat charter-in agreements during the first quarter of 2017 (resulting in a 2,357 day increase in operating days). The overall increase in Handymax vessel operating costs per day to $6,716 from $6,404 per day was the result of increased costs incurred on these vessels to bring them into alignment with our operating standards.
LR1/Panamax vessel operating costs. Vessel operating costs for our LR1/Panamax segment for the year ended December 31, 2017 were $12.6 million. The increase in vessel operating costs and vessel operating days was the result of the delivery of 12 LR1 tankers that were acquired from NPTI during the year ended December 31, 2017. We did not own, finance lease, or bareboat charter-in any vessels in this operating segment during the year ended December 31, 2016.
Voyage expenses. Voyage expenses for the year ended December 31, 2017 were $7.7 million, an increase of $6.2 million, or 390%, from $1.6 million during the year ended December 31, 2016. No vessels operated in the spot market or were employed under short-term time charter-out agreements during the year ended December 31, 2016, whereas we had 21 vessels that operated in the spot market or were employed under short-term time charter out agreements for an aggregate of 1,104 days during the year ended December 31, 2017. Voyage expenses for this period relate to the expenses incurred in the fulfillment of these spot market voyages and also include broker commissions and commercial management fees incurred on vessels that were time chartered-out (on both short and long-term time charters) during the period. Voyage expenses during the year ended December 31, 2016 relate to broker commissions and commercial management fees incurred on vessels that were time chartered-out (on long-term time charters) during the period.
Charterhire expense. Charterhire expense for the year ended December 31, 2017 was $75.8 million, a decrease of $3.1 million, or 4%, from $78.9 million during the year ended December 31, 2016. This decrease was driven by (i) a reduction in the average number of vessels time chartered-in to 10.3 from 12.7 and (ii) lower average daily base rates on the time chartered-in fleet to an average of $14,366 per vessel per day from an average of $16,847 per vessel per day for the years ended December 31, 2017 and 2016, respectively, which was the result of the expiration of certain time charter-in agreements during the year ended December 31, 2017 that carried higher relative daily rates as compared to the remaining time chartered-in vessels.
The decrease was partially offset by the delivery of 10 vessels under bareboat charter-in agreements during the year ended December 31, 2017. During the first quarter of 2017, we took delivery of seven Handymax Ice Class 1A product tankers under bareboat charter-in agreements (three at $7,500 per day per vessel and four at $6,000 per day per vessel) all of which expire on March 31, 2019, if an option to purchase is not exercised prior to December 31, 2018. Additionally, in April 2017, we sold and leased back three MR product tankers, on a bareboat basis, for a period of up to eight years for $8,800 per day per vessel. The sales price was $29.0 million per vessel, and we have the option to purchase each vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement at market based prices. Additionally, a deposit of $4.35 million per vessel was retained by the buyer that will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.
Depreciation. Depreciation expense for the year ended December 31, 2017 was $141.4 million, an increase of $20.0 million, or 16%, from $121.5 million during the year ended December 31, 2016. The increase was the result of an increase in the average number of owned and financed leased vessels to 88.0 from 77.7 vessels for the years ended December 31, 2017 and 2016, respectively, as a result of the following:

•
The Merger with NPTI and the acquisition of its fleet of 15 LR2 and 12 LR1 product tankers. Four LR1 product tankers were acquired on June 14, 2017, and the remaining 23 product tankers were acquired on September 1, 2017.

•	The delivery of eight newbuilding vessels throughout 2017 (two LR2 and six MR).
This increase in the average number of owned and financed leased vessels was partially offset by the following:

•	The sales of two MR tankers in June and July 2017.

•	The sales and operating leasebacks of three MR tankers in April 2017.

•	The sales of five MR tankers during the year ended December 31, 2016, which operated for part of 2016.
General and administrative expenses. General and administrative expenses for the year ended December 31, 2017 were $47.5 million, a decrease of $7.4 million, or 13%, from $54.9 million during the year ended December 31, 2016. The change was primarily driven by reductions in compensation expense, which includes a $7.8 million reduction in restricted stock amortization, offset by additional costs incurred as a result of the merger with NPTI.
Loss on sales of vessels. Loss on sales of vessels for the year ended December 31, 2017 was $23.3 million, an increase of $21.3 million or 1,023%, from $2.1 million during the year ended December 31, 2016.

•
During the year ended December 31, 2017, we recorded (i) an aggregate loss of $14.2 million on the sales and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto, which closed in April 2017, and (ii) an aggregate loss of $9.1 million on the sales of STI Emerald and STI Sapphire, which closed in June and July 2017, respectively. These transactions are further described below under “ - Capital Expenditures.”

•
During the year ended December 31, 2016, we recorded an aggregate loss of $2.1 million on the sales of STI Lexington, STI Mythos, STI Chelsea, STI Powai and STI Olivia. Two of these sales closed in March 2016, one in April 2016 and two in May 2016.

Merger transaction related costs. Merger transaction related costs for the year ended December 31, 2017 were $36.1 million. Merger transaction related costs represent costs incurred as part of the Merger with NPTI. These costs include $16.1 million of advisory and other professional fees, $17.7 million of costs related to the early termination of NPTI’s existing service agreements, and $2.3 million of other costs, which include fees incurred for a back-stop credit facility that was put in place in the event that certain of NPTI’s lenders did not consent to the Merger. This facility was cancelled upon the receipt of such consents.
We settled $6.0 million of the fees incurred to terminate NPTI's existing service agreements through the issuance of warrants to the NPTI pool manager, exercisable into 1.5 million of our common shares at an exercise price of $0.01 per share, upon the delivery of the vessels acquired from NPTI to the Scorpio Group Pools. These fees relate to the termination of the applicable pooling arrangements with NPTI, and we issued two warrants to the Navig8 pool manager as consideration for the termination.  The first warrant was issued in June 2017 as part of the NPTI Vessel Acquisition, and was exercisable on a pro-rata basis for an aggregate of 222,224 of our common shares. The second warrant was issued on similar terms to the first warrant on September 1, 2017, and was exercisable on a pro-rata basis for an aggregate of 1,277,776 of our common shares upon the delivery of each of the 23 remaining vessels to the Scorpio Group Pools.  These warrants were accounted for on the date of issuance and valued based on the average of the high and low price of our common shares on such dates. All of the warrants had been exercised as of December 31, 2017.
No such costs were incurred during the year ended December 31, 2016.
Bargain purchase gain. Bargain purchase gain for the year ended December 31, 2017 was $5.4 million. This bargain purchase gain represents the result of the initial purchase price allocation, which was performed upon the closing of the NPTI Vessel Acquisition on June 14, 2017. This transaction was accounted for as a separate business combination. The accounting for the Merger and the September Closing are described in Note 2 to our Consolidated Financial Statements, which are included elsewhere in this report.
Financial expenses. Financial expenses for the year ended December 31, 2017 were $116.2 million, an increase of $12.2 million, or 12%, from $104.0 million during the year ended December 31, 2016. The change was primarily driven by an increase in interest payable on our outstanding borrowings offset by a reduction in the amount of deferred financing fees that were written-off for the years ended December 31, 2017 and 2016, respectively.
The increase in interest payable was the result of (i) an increase in our average debt outstanding to $2.3 billion from $2.0 billion, which was primarily driven by the assumption of $924.8 million of indebtedness as a result of the merger with NPTI, (ii) a year over year increase in LIBOR rates, and (iii) interest incurred on our 8.25% Senior Unsecured Notes due 2019 which were issued in March 2017.
The amounts of deferred financing fees that were written-off during the years ended December 31, 2017 and 2016, respectively, were as follows:

•
During the year ended December 31, 2017, we wrote-off an aggregate of $2.5 million of deferred financing fees as a result of (i) the closing of the finance lease arrangements, and corresponding debt repayments for STI Amber, STI Topaz, STI Ruby, STI Garnet, and STI Onyx, (ii) the sales and corresponding debt repayments on the amounts borrowed for STI Sapphire and STI Emerald, (iii) the refinancing of the DVB 2016 Credit Facility, and (iv) the refinancing of amounts borrowed for STI Soho.

•
During the year ended December 31, 2016, we wrote-off an aggregate of $14.5 million of deferred financing fees as a result of (i) $3.2 million for the sales and corresponding debt repayments on the amounts borrowed for STI Lexington, STI Mythos, STI Chelsea, STI Olivia and STI Powai, (ii) $11.1 million for the refinancing of the amounts borrowed for 24 vessels, and (iii) $0.2 million for the repurchase of $10.0 million aggregate principal amount of our Convertible Notes.

Financial expenses for the year ended December 31, 2017 primarily consisted of (i) interest payable on debt of $86.7 million, (ii) amortization of loan fees of $13.3 million, (iii) the write-off of deferred financing fees of $2.5 million, (iv) accretion of our Convertible Notes of $12.2 million, and (v) accretion of the premiums and discounts recorded as part of the initial purchase price allocation on the indebtedness assumed from NPTI of $1.5 million.
Financial expenses for the year ended December 31, 2016 primarily consisted of (i) interest payable on debt of $63.9 million, (ii) amortization of loan fees of $14.1 million, (iii) the write-off of deferred financing fees of $14.5 million, and (iv) accretion of our Convertible Notes of $11.6 million.
Unrealized gain on derivative financial instruments. Unrealized gain on derivative financial instruments of $1.4 million during the year ended December 31, 2016 relates to the change in the fair value of the profit or loss agreement on Densa Crocodile, with a third party who neither owned nor operated this vessel during the year ended December 31, 2016. This agreement was settled in January 2017.
Financial income. Financial income for the year ended December 31, 2017 was $1.5 million, an increase of $0.3 million, or 27% from $1.2 million during the year ended December 31, 2016. Financial income for the year ended December 31, 2017 primarily relates to interest earned on our cash balance during the year ended December 31, 2017. Financial income for the year ended December 31, 2016 of $1.2 million primarily related to the gains recorded on the repurchase of $10.0 million aggregate principal amount of our Convertible Notes for an average price of $839.28 per $1,000 principal amount.

Results of Operations for the year ended December 31, 2016 compared to the year ended December 31, 2015

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2016	2015	favorable / (unfavorable)	Change
Vessel revenue	$522,747	$755,711	$(232,964)	(31)%
Vessel operating costs	(187,120)	(174,556)	(12,564)	(7)%
Voyage expenses	(1,578)	(4,432)	2,854	64%
Charterhire	(78,862)	(96,865)	18,003	19%
Depreciation	(121,461)	(107,356)	(14,105)	(13)%
General and administrative expenses	(54,899)	(65,831)	10,932	17%
Loss on sales of vessels, net	(2,078)	(35)	(2,043)	(5,837)%
Write-off of vessel purchase options	—	(731)	731	100%
Gain on sale of Dorian shares	—	1,179	(1,179)	(100)%
Financial expenses	(104,048)	(89,596)	(14,452)	(16)%
Realized gain / (loss) on derivative financial instruments	—	55	(55)	(100)%
Unrealized (loss) / gain on derivative financial instruments	1,371	(1,255)	2,626	209%
Financial income	1,213	145	1,068	737%
Other income (expenses), net	(188)	1,316	(1,504)	(114)%
Net (loss) / income	$(24,903)	$217,749	$(242,652)	(111)%
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
The following is a summary of our consolidated revenue by revenue type, in addition to TCE revenue per day and total revenue days.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2016	2015	favorable / (unfavorable)	Change
Pool revenue by operating segment
MR	$248,974	$315,925	$(66,951)	(21)%
LR2	156,503	208,132	(51,629)	(25)%
Handymax	73,683	138,736	(65,053)	(47)%
LR1/Panamax	5,843	34,613	(28,770)	(83)%
Total pool revenue	$485,003	$697,406	$(212,403)	(30)%
Voyage revenue (spot market)	—	38,441	(38,441)	(100)%
Time charter-out revenue	36,694	19,714	16,980	86%
Other revenue	1,050	150	900	600%
Gross revenue	522,747	755,711	(232,964)	(31)%
Voyage expenses	(1,578)	(4,432)	2,854	64%
TCE revenue (1)	$521,169	$751,279	$(230,110)	(31)%

Daily pool TCE by operating segment: (1)
MR pool	$14,711	$22,400	$(7,689)	(34)%
LR2 pool	20,019	30,611	(10,592)	(35)%
Handymax pool	12,101	19,902	(7,801)	(39)%
LR1/Panamax pool	17,277	21,991	(4,714)	(21)%
Consolidated daily pool TCE	15,561	23,689	(8,128)	(34)%
Voyage (spot market) - daily TCE	—	17,596	(17,596)	(100)%
Time charter-out - daily TCE	19,599	18,553	1,046	6%
Consolidated daily TCE	15,783	23,163	(7,380)	(32)%

Pool revenue days per operating segment
MR	16,915	14,104	2,811	20%
LR2	7,814	6,800	1,014	15%
Handymax	6,079	6,971	(892)	(13)%
LR1/Panamax	337	1,574	(1,237)	(79)%
Total pool revenue days	31,145	29,449	1,696	6%
Voyage (spot market) revenue days	—	1,967	(1,967)	(100)%
Time charter-out revenue days	1,810	1,027	783	76%
Total revenue days	32,955	32,443	512	2%

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
    Pool revenue. Pool revenue for the year ended December 31, 2016 was $485.0 million, a decrease of $212.4 million, or 30% from $697.4 million for the year ended December 31, 2015. The decrease in pool revenue was due to a decrease in pool TCE revenue per day across all of our operating segments. Global product tanker demand declined during 2016 as the robust refinery margins that occurred during 2015 resulted in the build-up of product inventories and the deferral of refinery maintenance into 2016, which led to low refining margins and a lack of arbitrage opportunities, negatively impacting the demand for our vessels.
MR pool revenue. MR pool revenue for the year ended December 31, 2016 was $249.0 million, a decrease of $67.0 million, or 21%, from $315.9 million for the year ended December 31, 2015. The decrease in pool revenue was driven by a decrease in daily TCE revenue to $14,711 per day from $22,400 per day during the years ended December 31, 2016 and 2015, respectively. This was the result of the decline in global product tanker demand during 2016 as mentioned above. In particular, refinery utilization in the U.S. Gulf Coast refineries decreased during the year ended December 31, 2016 as overdue maintenance was performed, which had a corresponding negative impact on MR product tankers trading in the Atlantic Basin (one of the primary trading areas for MR product tankers).
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
The decrease in pool revenue was offset by an increase in pool revenue days to 7,814 from 6,800 days during the years ended December 31, 2016 and 2015, respectively. The increase in pool revenue days was the result of the delivery of 15 vessels into the LR2 pool, consisting of 13 during the year ended December 31, 2015 and two during the year ended December 31, 2016. This increase was partially offset by a reduction in the average number of time chartered-in LR2 vessels to 2.0 from 4.0 during the years ended December 31, 2016 and 2015, respectively, in addition to one LR2 commencing a time charter in the first quarter of 2016.
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
The decrease in pool revenue was also driven by a decrease in pool revenue days to 6,079 from 6,971 during the years ended December 31, 2016 and 2015, respectively. This decrease was the result of (i) a reduction in the number of time chartered-in Handymax tankers to an average of 4.6 from an average of 5.4 during the years ended December 31, 2016 and 2015, respectively, (ii) two Handymaxes commencing long term time charter contracts in the first quarter of 2016, and (iii) the sale of STI Highlander in October 2015.
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
Voyage revenue (spot market). Voyage revenue (spot revenue) for the year ended December 31, 2016 was nil, compared to $38.4 million for the year ended December 31, 2015. This revenue can be broken down as follows:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2016	2015	favorable / (unfavorable)	Change
MR	$—	$32,564	$(32,564)	(100)%
LR2	—	122	(122)	(100)%
Handymax	—	3,693	(3,693)	(100)%
LR1/Panamax	—	2,062	(2,062)	(100)%
Total voyage revenue (spot market)	$—	$38,441	$(38,441)	(100)%

•
Short-term time charters: We consider short-term time charters (less than one year) as spot market voyages. Most of our newbuilding vessels and one of our time chartered-in vessels were employed on short-term time charters (ranging from 45 to 120 days) upon delivery from the shipyards. These short-term time charters accounted for 1,914 revenue days during the year ended December 31, 2015. There were no vessels employed on short-term time charters during the year ended December 31, 2016.

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

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2016	2015	favorable / (unfavorable)	Change
MR	$16,046	$19,714	$(3,668)	(19)%
LR2	8,753	—	8,753	N/A
Handymax	11,895	—	11,895	N/A
LR1/Panamax	—	—	—	N/A
Total time charter-out revenue	$36,694	$19,714	$16,980	86%

The following table summarizes the terms of our time charter-out agreements during the years ended December 31, 2016 and 2015, respectively.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration		Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	February-19	(1)	$18,000
2	STI Poplar	2014	Handymax	January-16	January-19	(1)	$18,000
3	STI Notting Hill	2015	MR	November-15	November-18	(2)	$20,500
4	STI Westminster	2015	MR	December-15	December-18	(2)	$20,500
5	STI Rose	2015	LR2	February-16	February-19	(2)	$28,000
6	STI Benicia	2014	MR	September-14	September-15		$15,500	(3)
7	STI Meraux	2014	MR	May-14	May-15		$15,500	(3)
8	STI San Antonio	2014	MR	June-14	June-15		$15,500	(3)
9	STI Texas City	2014	MR	March-14	April-16		$16,000	(3)
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

The following table is a summary of our vessel operating costs by operating segment:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2016	2015	favorable / (unfavorable)	Change
Vessel operating costs
MR	$104,242	$100,477	$(3,765)	(4)%
LR2	50,028	36,681	(13,347)	(36)%
Handymax	32,817	35,254	2,437	7%
LR1/Panamax	33	2,144	2,111	98%
Total vessel operating costs	$187,120	$174,556	$(12,564)	(7)%

Vessel operating costs per day

MR	$6,555	$6,461	$(94)	(1)%
LR2	6,734	6,865	131	2%
Handymax	6,404	6,473	69	1%
LR1/Panamax	—	8,440	8,440	100%
Consolidated vessel operating costs per day	6,576	6,564	(12)	—%

Operating days
MR	15,900	15,550	350	2%
LR2	7,430	5,343	2,087	39%
Handymax	5,124	5,400	(276)	(5)%
LR1/Panamax	—	254	(254)	(100)%
Total operating days	28,454	26,547	1,907	7%
MR vessel operating costs. Vessel operating costs for our MR segment for the year ended December 31, 2016 were $104.2 million, an increase of $3.8 million, or 4%, from $100.5 million for the year ended December 31, 2015. This was primarily driven by an increase in operating days to 15,900 days from 15,550 days during the year ended December 31, 2016 and 2015, respectively. We took delivery of 13 MRs during the year ended December 31, 2015, which operated for the entire year ended December 31, 2016 as compared to the partial period during the year ended December 31, 2015. This increase was offset by the sales of five MRs during the year ended December 31, 2016.
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
LR1/Panamax vessel operating costs. Vessel operating costs for our LR1/Panamax segment for the year ended December 31, 2016 were nil, compared to $2.1 million for the year ended December 31, 2015. We sold three LR1/Panamax vessels during the year ended December 31, 2015, and we did not own or bareboat charter-in any vessels in this operating segment during the year ended December 31, 2016.
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
Gain on sale of Dorian shares. Gain on sale of shares held in Dorian LPG, Ltd., or Dorian, of $1.2 million during the year ended December 31, 2015 relates to the sale of our investment in Dorian, to two unrelated third parties in July 2015.
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

Financial expenses for the year ended December 31, 2016 primarily consisted of interest expense of $75.4 million, amortization of deferred financing fees of $14.1 million and the write-off of deferred financing fees of $14.5 million.
Financial expenses for the year ended December 31, 2015 primarily consisted of interest expense of $72.2 million, amortization of deferred financing fees $14.7 million and the write-off of deferred financing fees of $2.7 million.
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

B. Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate in Scorpio Group Pools, in the spot market or on time charter, in addition to cash on hand. We believe that the Scorpio Group Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.
Current economic conditions make forecasting difficult, and there is the possibility that our actual trading performance during the coming year may be materially different from expectations.  We could also pursue other means to raise liquidity to meet our obligations, such as through the sale of vessels or raising funds in the public or private equity or debt markets, however there can be no assurance that these or other measures will be successful.
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
We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in the best interests of the Company, which may include the pursuit of other business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short-term investments or other uses. Any funds received may be used by us for any corporate purpose. In connection with any transaction, we may enter into additional financing arrangements, refinance existing arrangements or raise capital through public or private debt or equity offerings of our securities. Any funds raised by us may be used for any corporate purpose. There is no guarantee that we will grow the size of our fleet or enter into transactions that are accretive to our shareholders.
As of December 31, 2017, our cash balance was $186.5 million, which was more than our cash balance of $99.9 million as of December 31, 2016. As of March 22, 2018 and December 31, 2017, we had $2.8 billion and $2.8 billion in aggregate outstanding indebtedness, respectively, and as of December 31, 2017, we had $21.5 million in availability under one of our secured credit facilities, which was fully drawn in January 2018 as part of the delivery installment for STI Jardins. All of our credit facilities are described below under “ - Long-Term Debt Obligations and Credit Arrangements”.
As of December 31, 2017, our long-term liquidity needs were comprised of our debt repayment obligations for our secured credit facilities, lease financing arrangements, Senior Notes Due 2020 and 2019 (defined and described below), Convertible Notes (described below), our obligations under construction contracts related to newbuilding vessels, and obligations under our time and bareboat charter-in arrangements.
Equity Issuances
In May 2017, we issued 50 million of our common shares in an underwritten public offering at an offering price of $4.00 per share. We received aggregate net proceeds of approximately $188.7 million, after deducting underwriters’ discounts and offering expenses. The completion of this offering was a condition to closing the Merger with NPTI.
On September 1, 2017, we issued an aggregate of 54,999,990 of our common shares to shareholders of NPTI as partial consideration for the Merger.
Additionally, in connection with the Merger, we issued warrants to the NPTI pool manager, exercisable into 1.5 million of our common shares at an exercise price of $0.01 per share, upon the delivery of the vessels acquired from NPTI to the Scorpio Group Pools. The first warrant was issued in June 2017 as part of the NPTI Vessel Acquisition, and was exercisable on a pro-rata basis for an aggregate of 222,224 of our common shares. The second warrant was issued on similar terms to the first warrant on September 1, 2017, and was exercisable on a pro-rata basis for an aggregate of 1,277,776 of our common shares upon the delivery of each of the 23 remaining vessels to the Scorpio Group Pools.  These warrants were accounted for on the date of issuance and valued based on the average of the high and low price of our common shares on such dates. All of the warrants had been exercised as of December 31, 2017.
In December 2017, we issued 34.5 million of our common shares in an underwritten public offering at an offering price of $3.00 per share. We received aggregate net proceeds of approximately $99.6 million after deducting underwriters’ discounts and offering expenses. Of the 34.5 million shares issued, 6.7 million shares were issued to SSH at the offering price.

For a description of issuances of our common shares pursuant to our 2013 Equity Incentive Plan, see “Item 6. Directors, Senior Management and Employees - B. Compensation - 2013 Equity Incentive Plan.”
Cash Flows
The table below summarizes our sources and uses of cash for the periods presented:

	For the year ended December 31,
In thousands of U.S. dollars	2017	2016	2015
Cash flow data
Net cash inflow/(outflow)
Operating activities	$41,801	$178,511	$391,975
Investing activities	(159,923)	31,333	(703,418)
Financing activities	204,697	(310,927)	396,270

Cash flow from operating activities
Fiscal year ended December 31, 2017 compared to fiscal year ended December 31, 2016
Operating cash flows are driven by our results of operations along with movements in working capital. The following table sets forth the components of our operating cash flows for the years ended December 31, 2017 and December 31, 2016:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2017	2016	favorable / (unfavorable)	Change
Vessel revenue	$512,732	$522,747	$(10,015)	(2)%	(1)
Vessel operating costs	(231,227)	(187,120)	(44,107)	(24)%	(1)
Voyage expenses	(7,733)	(1,578)	(6,155)	(390)%	(1)
Charterhire	(75,750)	(78,862)	3,112	4%	(1)
General and administrative expenses - cash	(25,126)	(24,692)	(434)	(2)%	(1) (2)
Financial expenses - cash	(86,703)	(63,858)	(22,845)	(36)%	(1) (3)
Merger transaction related costs	(30,141)	—	(30,141)	N/A	(4)
Change in working capital	(17,200)	11,778	(28,978)	(246)%	(5)
Financial income - cash	1,206	1,213	(7)	(1)%
Other	1,743	(1,117)	2,860	(256)%
Operating cash flow	$41,801	$178,511	$(136,710)	(77)%

(1) See “Item 5. Operating and Financial Review and Prospects- A. Operating Results” for information on these variations for the years ended December 31, 2017 and 2016.
(2) Cash general and administrative expenses are general and administrative expenses from our consolidated statements of income or loss excluding the amortization of restricted stock of $22.4 million and $30.2 million for the years ended December 31, 2017 and 2016, respectively.
(3) Cash financial expenses represents interest payable on our outstanding indebtedness. These amounts are derived from Financial Expenses from our consolidated statements of income or loss excluding (i) the amortization of deferred financing fees of $13.4 million and $14.1 million for the years ended December 31, 2017 and 2016, respectively, (ii) the write-off of deferred financing fees of $2.5 million and $14.5 million over these same periods, (iii) the accretion of our Convertible Notes of $12.2 million and $11.6 million over these same periods, and (iv) accretion of $1.5 million related to the premiums and discounts recorded as part of the initial purchase price allocation on the indebtedness assumed from NPTI during the year ended December 31, 2017.
(4) Cash merger transaction related costs are costs related to the merger with NPTI, from our consolidated statements of income or loss, excluding the termination costs of $6.0 million that were settled via the issuance of 1.5 million of our common shares as described above in “Item 5. Operating and Financial Review and Prospects- A. Operating Results”.

(5) The change in working capital in 2017 was primarily driven by an increase in other assets and a decrease in accrued expenses. These increases were offset by a decrease in prepaid expenses and other current assets in addition to an increase in accounts payable. The increase in other assets was driven by (i) an increase in pool working capital contributions as a result of the increase in the number of vessels entering the Scorpio Group Pools and (ii) an $8.6 million increase representing the present value of the deposits ($13.1 million in aggregate) that were retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto that were entered into in April 2017. The decrease in accrued expenses was driven by a decrease in accrued employee benefits, and the remaining changes in working capital were driven by the timing of the payments related to such items.
The change in working capital in 2016 was primarily driven by a decrease in accounts receivable offset by an increase in prepaid expense and other current assets and a decrease in accrued expenses. The decrease in accounts receivable was driven by an overall decrease in revenue across all of our operating segments when comparing the years ended December 31, 2016 and 2015. The increase in prepaid expenses was driven by advances made for vessel operating expenses (such as crew wages) at the end of 2016 and the increase in other assets was driven by working capital contributions to the Scorpio Group Pools. The decrease in accrued expenses was driven by an overall decline in accrued short-term employee benefits.

Fiscal year ended December 31, 2016 compared to fiscal year ended December 31, 2015
The following table sets forth the components of our operating cash flows for the years ended December 31, 2016 and December 31, 2015:

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
(3) Cash financial expenses are financial expenses from our consolidated statements of income or loss excluding (i) the amortization of deferred financing fees of $14.1 million and $14.7 million for the years ended December 31, 2016 and 2015, respectively, (ii) the write-off of deferred financing fees of $14.5 million and $2.7 million over these same periods and (iii) the accretion of our Convertible Notes of $11.6 million and $11.1 million over these same periods.
(4) The change in working capital in 2016 was primarily driven by a decrease in accounts receivable offset by an increase in prepaid expense and other current assets and a decrease in accrued expenses. The decrease in accounts receivable was driven by an overall decrease in revenue across all of our operating segments. The increase in prepaid expense was driven by advances made for vessel operating expenses (such as crew wages) and the increase in other assets was driven by working capital contributions to the Scorpio Group Pools for the vessels delivered to such pools in 2016. The decrease in accrued expenses was driven by a decline in accrued short-term employee benefits. The change in working capital in 2015 was primarily driven by an increase in accrued expenses and a decrease in accounts receivable, offset by increases in other current and non-current assets. The increase in accrued expenses was the result of an increase in accrued short-term employee benefits and the decrease in accounts receivable was the result of the timing of cash receipts from the Scorpio Group Pools. The increase in other assets was driven by working capital contributions to the Scorpio Group Pools for the vessels delivered to such pools in 2015.

Cash flow from investing activities
The following table sets forth the components of our investing cash flows for the years ended December 31, 2017 and December 31, 2016:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2017	2016	favorable / (unfavorable)	Change
Cash inflows
Net proceeds from the sales of vessels	$127,372	$158,175	$(30,803)	(19)%	(1)
Total investing cash inflows	127,372	158,175	(30,803)	(19)%

Cash outflows
Acquisition of vessels and payments for vessels under construction	(258,311)	(126,842)	(131,469)	(104)%	(2)
Net cash paid for the merger with NPTI	(23,062)	—	(23,062)	N/A	(3)
Drydock Payments	(5,922)	—	(5,922)	N/A	(4)
Total investing cash outflows	(287,295)	(126,842)	(160,453)	(126)%

Net cash (outflow) / inflow from investing activities	$(159,923)	$31,333	$(191,256)	(610)%
(1) Net proceeds from the sales of vessels in 2017 represents the net proceeds received for the sale and leasebacks of STI Beryl, STI Le Rocher and STI Larvotto along with the sales of STI Emerald and STI Sapphire. Net proceeds from the sales of vessels in 2016 represents the net proceeds received for the sales of STI Chelsea, STI Lexington, STI Powai, STI Olivia and STI Mythos.
(2) Represents installment payments and other capitalized costs (including capitalized interest) associated with vessels that were under construction and/or delivered during the years ended December 31, 2017 and 2016.
(3) Net cash paid for the merger with NPTI represents the $42.2 million paid to NPTI to acquire four vessel owning subsidiaries, offset by the $3.9 million cash on hand of such subsidiaries as part of the closing of the NPTI Vessel Acquisition on June 14, 2017, and further offset by $15.1 million of cash on hand of NPTI at the September Closing.
(4) Drydock payments represent the cash paid in 2017 for the drydocking of five 2012 built MR vessels, STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx. These vessels were drydocked in accordance with their scheduled, class required special surveys and were offhire for an aggregate of 102 days.

The following table sets forth the components of our investing cash flows for the years ended December 31, 2016 and December 31, 2015:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2016	2015	favorable / (unfavorable)	Change
Cash inflows
Net proceeds from the sales of vessels	$158,175	$90,820	$67,355	74%	(1)
Net proceeds from the sale of our shares in Dorian	—	142,436	(142,436)	(100)%	(2)
Total investing cash inflows	158,175	233,256	(75,081)	(32)%

Cash outflows
Acquisition of vessels and payments for vessels under construction	(126,842)	(905,397)	778,555	86%	(3)
Deposit returned for vessel purchases	—	(31,277)	31,277	100%	(4)

Total investing cash outflows	(126,842)	(936,674)	809,832	86%

Net cash inflow / (outflow) from investing activities	$31,333	$(703,418)	$734,751	104%
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
Cash flow from financing activities
Cash flows from financing activities primarily consist of the issuance, repayment and costs related to our secured and unsecured debt, lease financing arrangements, the issuance and costs related to our common stock, the payment of dividends to our common shareholders, activity within our Securities Repurchase Program (defined later) and the redemption of the redeemable preferred shares that were assumed from NPTI at the September Closing. The following table sets forth the components of our financing cash flows for the years ended December 31, 2017 and December 31, 2016:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2017	2016	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities	$357,200	$565,028	$(207,828)	(37)%	(1)
Proceeds from issuance of Senior Notes due 2019	57,500	—	57,500	N/A	(1)
Proceeds from finance lease arrangements	110,942	—	110,942	N/A	(1)
Gross proceeds from issuance of common stock	303,500	—	303,500	N/A	(2)
Total financing cash inflows	829,142	565,028	264,114	47%

Cash outflows
Repayments on our secured credit facilities	(478,413)	(700,059)	221,646	32%	(1)
Repayments of Senior Notes due 2017	(51,750)	—	(51,750)	N/A	(1)
Payments under finance lease arrangements	(16,133)	(53,372)	37,239	70%	(1)
Redemption of redeemable preferred shares assumed from NPTI	(39,495)	—	(39,495)	N/A	(3)
Dividend payments	(9,561)	(86,923)	77,362	89%	(4)
Common stock repurchases	—	(16,505)	16,505	100%	(5)
Debt issuance costs	(11,758)	(10,679)	(1,079)	(10)%	(6)
Repurchase of our Convertible Notes	—	(8,393)	8,393	100%	(7)
Equity issuance costs	(15,056)	(24)	(15,032)	(62,633)%	(2)
Increase in restricted cash	(2,279)	—	(2,279)	N/A	(8)
Total financing cash outflows	(624,445)	(875,955)	251,510	29%

Net cash inflow / (outflow) from financing activities	$204,697	$(310,927)	$515,624	166%

(1) Drawdowns from and repayments on our secured credit facilities, unsecured debt and finance lease arrangements during the years ended December 31, 2017 and 2016 consisted of:

	2017		2016
	Drawdowns	Repayments	Drawdowns	Repayments
In thousands of U.S. dollars
2011 Credit Facility	$—	$(93,041)	$—	$(7,935)
Newbuilding Credit Facility	—	—	—	(71,843)
2013 Credit Facility	—	—	—	(428,253)
K-Sure Credit Facility	—	(74,111)	—	(125,968)
KEXIM Credit Facility	—	(33,650)	—	(33,650)
Credit Suisse Credit Facility	58,350	(4,863)	—	—
ABN AMRO Credit Facility	—	(13,038)	—	(13,480)
ING Credit Facility	—	(14,447)	95,641	(6,058)
BNP Paribas Credit Facility	40,825	(30,475)	17,250	(2,300)
Scotiabank Credit Facility	—	(3,330)	33,300	(1,110)
NIBC Credit Facility	—	(5,105)	40,838	(1,021)
2016 Credit Facility	—	(85,205)	288,000	(6,816)
DVB 2016 Credit Facility	—	(88,375)	90,000	(1,625)
HSH Credit Facility	31,125	(15,709)	—	—
2017 Credit Facility	145,500	(3,686)	—	—
DVB 2017 Credit Facility	81,400	(2,960)	—	—
Credit Agricole Credit Facility*	—	(4,284)	—	—
ABN AMRO/K-Sure Credit Facility*	—	(1,926)	—	—
Citi/K-Sure Credit Facility*	—	(4,208)	—	—
Total Secured Credit Facilities	357,200	(478,413)	565,029	(700,059)
Unsecured Senior Notes due 2019	57,500	—	—	—
Unsecured Senior Notes due 2017	—	(51,750)	—	—
Total Unsecured Senior Notes	57,500	(51,750)	—	—
Ocean Yield Lease Financing*	—	(3,459)	—	—
CMBFL Lease Financing*	—	(2,454)	—	—
BCFL Lease Financing (LR2s)*	—	(2,439)	—	—
CSSC Lease Financing*	—	(6,071)	—	—
BCFL Lease Financing (MRs)	110,942	(1,710)	—	—
Finance lease payments - STI Lombard	—	—	—	(53,372)
Total Finance Leases	$110,942	$(16,133)	$—	$(53,372)

*Assumed as part of the Merger with NPTI. See below, "Item 5 - Long-Term Debt Obligations and Credit Arrangements" for a description of the facility or lease financing arrangement, including the amount assumed upon closing.

(2) On May 30, 2017, we issued 50 million common shares in an underwritten public offering at an offering price of $4.00 per share for net proceeds of approximately $188.7 million, after deducting underwriter’s discounts and offering expenses. The completion of this offering was a condition to closing the Merger. On December 1, 2017, we issued 34.5 million common shares in an underwritten public offering at an offering price of $3.00 per share for net proceeds of approximately $99.6 million, after deducting underwriter’s discounts and offering expenses.
(3) As of the date of the closing of the Merger, NPTI had three million Series A Redeemable Preferred Shares outstanding. These shares were issued by NPTI in 2016 for gross proceeds of $30.0 million. According to the terms of the Redeemable Preferred Shares, upon a change of control, NPTI was obligated to redeem all of these shares at a redemption price equal to the sum of $10.00 per share plus any accrued and unpaid dividends, multiplied by a redemption premium of 1.20. The aggregate liability was determined to be $39.5 million at the date of the September Closing and this amount was repaid on that date.

(4) Dividend payments to shareholders were $9.6 million and $86.9 million for the years ended December 31, 2017 and 2016, respectively. These dividends represent total dividends of $0.04 per share and $0.50 per share for the years ended December 31, 2017 and 2016, respectively.
(5) Common stock repurchases during the year ended December 31, 2016 included the purchase of 2,956,760 common shares in the open market at an average price of $5.58 per share.
(6) Debt issuance costs relates to costs incurred for our secured credit facilities and lease financing arrangements.
(7) During the year ended December 31, 2016, we repurchased an aggregate of $10.0 million aggregate principal amount of our Convertible Notes at an average price of $839.28 per $1,000 principal amount.
(8) The increase in restricted cash is primarily related to a debt service reserve account that was established as part of the 2017 Credit Facility (described below) and must be funded upon each drawdown. The funds in this account will be released upon maturity of this facility.

The following table sets forth the components of our financing cash flows for the years ended December 31, 2016 and December 31, 2015:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2016	2015	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities	$565,028	$643,550	$(78,522)	(12)%	(1)
Gross proceeds from the issuance of common stock	—	159,747	(159,747)	(100)%	(2)
Total financing cash inflows	565,028	803,297	(238,269)	(30)%

Cash outflows
Repayments on our secured credit facilities	(753,431)	(226,260)	(527,171)	(233)%	(1)
Dividend payments	(86,923)	(87,056)	133	—%	(3)
Common stock repurchases	(16,505)	(76,028)	59,523	78%	(4)
Debt issuance costs	(10,679)	(8,497)	(2,182)	(26)%	(5)
Repurchase of Convertible Notes	(8,393)	(1,632)	(6,761)	(414)%	(6)
Equity issuance costs	(24)	(7,554)	7,530	100%	(2)
Total financing cash outflows	(875,955)	(407,027)	(468,928)	(115)%

Net cash (outflow) / inflow from financing activities	$(310,927)	$396,270	$(707,197)	(178)%

(1) Drawdowns from and repayments on our secured facilities in 2016 and 2015 consisted of:

	2016		2015
	Drawdowns	Repayments	Drawdowns	Repayments
In thousands of U.S. dollars
2010 Revolving Credit Facility	$—	$—	$—	$(41,456)
2011 Credit Facility	—	(7,935)	—	(7,935)
Newbuilding Credit Facility	—	(71,843)	—	(5,998)
2013 Credit Facility	—	(428,253)	127,700	(83,970)
K-Sure Credit Facility	—	(125,968)	261,100	(18,261)
KEXIM Credit Facility	—	(33,650)	30,300	(29,350)
Nomura Term Margin Loan Facility	—	—	30,000	(30,000)
ABN AMRO Credit Facility	—	(13,480)	142,200	(2,370)
ING Credit Facility	95,640	(6,058)	35,000	(292)
BNP Paribas Credit Facility	17,250	(2,300)	17,250	—
Scotiabank Credit Facility	33,300	(1,110)	—	—
NIBC Credit Facility	40,838	(1,021)	—	—
2016 Credit Facility	288,000	(6,816)	—	—
DVB 2016 Credit Facility	90,000	(1,625)	—	—
Finance lease payments - STI Lombard	—	(53,372)	—	(6,628)
	$565,028	$(753,431)	$643,550	$(226,260)

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
(3) Dividend payments to shareholders were $86.9 million and $87.1 million for the years ended December 31, 2016 and 2015, respectively. These dividends represent total dividends of $0.50 per share and $0.495 per share for the years ended December 31, 2016 and 2015, respectively.
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

Long-Term Debt Obligations and Credit Arrangements
The following is a discussion of the key terms and conditions of our secured credit facilities, unsecured senior notes, finance leases and our Convertible Notes. Our secured credit facilities may be secured by, among other things:

•	a first priority mortgage over the relevant collateralized vessels;

•	a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;

•	a pledge of earnings generated by the mortgaged vessels for the specific facility; and

•	a pledge of the equity interests of each vessel owning subsidiary under the specific facility.
Our debt and lease financing agreements may require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, minimum interest coverage, maximum leverage ratios, loan to value ratios and collateral maintenance, informational requirements, including the delivery of quarterly and annual financial statements and annual projections, and restrictive covenants, including maintenance of adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act, or ERISA; maintenance of flag and class of the vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants. Furthermore, our debt and lease financing agreements contain cross-default provisions that may be triggered if we default under the terms of any one of our financing agreements.
Minimum interest coverage ratio amendment
In July and August 2017, we amended the ratio of EBITDA to net interest expense financial covenant on our secured credit facilities (wherever applicable) for the quarters ended June 30, 2017, September 30, 2017, December 31, 2017 and March 31, 2018. Under this amendment, the ratio was reduced to greater than 1.50 to 1.00 from 2.50 to 1.00. Furthermore, in February and March 2018, this amendment was further extended until December 31, 2018.
The following is a table summarizing our indebtedness as of December 31, 2017 and March 22, 2018. The balances set forth below reflect the amounts due under each facility or financing arrangement, and the amounts outstanding under our unsecured borrowings, and do not reflect any unamortized deferred financing fees or discounts/premiums attributable to the indebtedness assumed from NPTI as part of the initial purchase price allocation for the Merger. These facilities are summarized further below.

In thousands of U.S. dollars	Amount outstanding at December 31, 2017	Amount outstanding at March 22, 2018
K-Sure Credit Facility	$239,919	$239,919
KEXIM Credit Facility	332,950	316,125
Credit Suisse Credit Facility	53,488	53,488
ABN AMRO Credit Facility	113,312	111,090
ING Credit Facility	109,844	109,844
BNP Paribas Credit Facility	42,550	42,550
Scotiabank Credit Facility	28,860	28,860
NIBC Credit Facility	34,712	34,712
2016 Credit Facility	195,979	190,718
2017 Credit Facility(1)	141,814	161,622
HSH Credit Facility	15,416	15,018
DVB 2017 Credit Facility	78,440	76,960
Credit Agricole Credit Facility	107,863	105,721
ABN / K-Sure Credit Facility	53,381	52,418
Citi / K-Sure Credit Facility	112,066	109,962
Ocean Yield Lease Financing	170,737	168,208
CMBFL Lease Financing	66,879	65,652
BCFL Lease Financing (LR2s)	108,120	106,281
CSSC Lease Financing	263,835	259,508
BCFL Lease Financing (MRs)	109,237	106,744
Senior Notes Due 2020	53,750	53,750
Senior Notes Due 2019	57,500	57,500
Convertible Notes (2)	348,500	348,500
Total	$2,839,152	$2,815,150
(1) In January 2018, we drew down $21.5 million from this credit facility to partially finance the delivery of STI Jardins, which was delivered in January 2018.
(2) The carrying value of our Convertible Notes shown in the table above is its face value. The liability component of the Convertible Notes has been recorded within long-term debt on the consolidated balance sheet as of December 31, 2017. The equity component of the Convertible Notes has been recorded within Additional paid-in-capital on the consolidated balance sheet.
Debt assumed from NPTI
The following table depicts the indebtedness assumed from NPTI as part of the Merger. The terms and conditions of each of these facilities and financing arrangements are described below.

In thousands of U.S. dollars	Balance assumed from NPTI (1)	Fair value adjustments (2)	Opening balance sheet fair value	Scheduled repayments	Other repayments		Accretion / (amortization) of fair value adjustments (3)	Carrying Value at December 31, 2017
Credit Agricole Credit Facility	$118,289	$(4,433)	$113,856	$(4,284)	$(6,142)	(4)	$484	$103,914
ABN AMRO/K-Sure Credit Facility	55,307	(3,739)	51,568	(1,926)	—		266	49,908
Citi/K-Sure Credit Facility	116,274	(8,690)	107,584	(4,208)	—		676	104,052
Ocean Yield Lease Financing	174,180	(1,774)	172,406	(3,459)	—		69	169,016
CMBFL Lease Financing	69,333	(1,029)	68,304	(2,454)	—		65	65,915
BCFL Lease Financing (LR2s)	110,559	(4,136)	106,423	(2,439)	—		203	104,187
CSSC Lease Financing	280,819	6,415	287,234	(6,071)	(10,913)	(5)	(285)	269,965
	$924,761	$(17,386)	$907,375	$(24,841)	$(17,055)		$1,478	$866,957
(1) These amounts represent the carrying value of NPTI's borrowings as of the closing date of (i) the NPTI Vessel Acquisition on June 14, 2017 (which relates to the Credit Agricole Credit Facility) and (ii) the September Closing on September 1, 2017 (which relates to all other facilities and financing arrangements depicted in the above table).
(2) The carrying value of NPTI's borrowings was adjusted to fair value as part of the initial purchase price allocation. These figures represent the fair value adjustments for each facility or financing arrangement as of the closing dates of the NPTI Vessel Acquisition and the September Closing.
(3) These amounts represent the accretion or amortization of the fair value adjustments relating to the indebtedness assumed from NPTI that have been recorded since the closing dates of the NPTI Vessel Acquisition and the September Closing.
(4) Repayments include the release of $6.1 million held in retention and debt service reserve accounts on the closing date of the NPTI Vessel Acquisition.  The proceeds from these releases were used to repay the outstanding indebtedness under this facility at that date.
(5) Repayments include the release of $10.9 million held in a restricted cash account in September 2017, which was assumed at the September Closing.  This amount was held as restricted cash upon the September Closing and subsequently utilized to repay the outstanding indebtedness under this arrangement in order to maintain compliance with the security coverage ratio (which is described further below).
See “Item 3. Key Information – D. Risk Factors – Risks Related to our Indebtedness – We assumed the existing indebtedness of NPTI in connection with the Merger, which imposes additional operating and financial restrictions on us which, together with the resulting debt services obligations, could significantly limit our ability to execute our business strategy, and increase the risk of default under our debt obligations.”

Secured Debt
2011 Credit Facility
On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DNB Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V., for a senior secured term loan facility of up to $150.0 million. During the year ended December 31, 2017, we repaid the outstanding balance of $93.0 million on this facility, consisting of:
•$42.2 million repaid in connection with the sale and leasebacks of STI Beryl, STI Le Rocher and STI Larvotto;
•$26.3 million repaid as a result of the refinancing of the amounts due for STI Sapphire and STI Emerald;
•$23.7 million repaid as a result of the refinancing of the amounts due for STI Duchessa and STI Onyx; and
•$0.8 million in scheduled repayments.
We wrote off an aggregate of $0.1 million of deferred financing fees as a result of these transactions.
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
Repayments will be made in equal consecutive six-month repayment installments in accordance with a 15-year repayment profile under the Commercial Tranche and a 12-year repayment profile under the K-Sure Tranche. Repayments commenced in July 2015 for the K-Sure Tranche and September 2015 for the Commercial Tranche. The Commercial Tranche matures in July 2021, and the K-Sure Tranche matures in January 2027 assuming the Commercial Tranche is refinanced through that date.
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
The K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, equal to or greater than 1.50 to 1.00 from the quarters ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount of the facility shall at all times be no less than the following:

From	To	Minimum ratio
01-Jan-16	31-Dec-16	165%
01-Jan-17	31-Dec-17	160%
01-Jan-18	31-Dec-18	155%
01-Jan-19	31-Dec-19	150%
01-Jan-20	Thereafter	145%

During the year ended December 31, 2017, we made scheduled principal payments of $30.6 million on the K-Sure Credit Facility. Additionally, we made an aggregate payment of $13.3 million as part of the refinancing of STI Soho and an unscheduled repayment of $30.2 million as a result of the August 2017 amendment to the ratio of EBITDA to net interest expense financial covenant as described under "Minimum interest coverage ratio amendment". We wrote off an aggregate of $0.5 million of deferred financing fees as a result of the refinancing of STI Soho.
The amounts outstanding relating to this facility as of December 31, 2017 and 2016 were $239.9 million and $314.0 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
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
Drawdowns under the KEXIM Credit Facility occurred in connection with the delivery of 18 newbuilding vessels as specified in the loan agreement.
In addition to KEXIM’s commitment of up to $300.6 million, KEXIM also provided an optional guarantee for a five-year amortizing note of $125.25 million, the proceeds of which reduced the $300.6 million KEXIM Tranche. These notes were issued on July 18, 2014 when Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands completed an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due 2019, or the KEXIM Notes, in a private offering to qualified institutional buyers pursuant to the Securities Act and in offshore transactions complying with Regulation S under the Securities Act. The KEXIM Notes were issued in connection with the KEXIM Tranche and reduced KEXIM's funding obligations and our borrowing costs under the KEXIM Tranche by 1.55% per year. Seven and Seven Ltd. is an unaffiliated company that was incorporated for the purpose of facilitating this transaction and servicing the bonds until maturity.
Payment of 100% of all regularly scheduled installments of principal of, and interest on, the KEXIM Notes are guaranteed by KEXIM. The vessels in the loan are the collateral for the KEXIM Credit Facility, which includes the KEXIM Notes. The KEXIM Notes are currently listed on the Singapore Exchange Securities Trading Limited. The KEXIM Notes are not listed on any other securities exchange, listing authority or quotation system.
The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel specified under the loan (January 2021), and the KEXIM Tranche matures on the 12th anniversary of the weighted average delivery date of the vessels specified under the loan assuming the Commercial Tranche is refinanced through that date (September 2026).
Repayments will be made in equal consecutive semi-annual repayment installments in accordance with a 15-year repayment profile under the Commercial Tranche and a 12-year repayment profile under the KEXIM Tranche (which includes the KEXIM Notes). Repayments under the KEXIM Tranche will first be applied to the KEXIM Notes until the maturity of those notes in September 2019 and all subsequent repayments will be applied to the remaining amounts outstanding under the KEXIM Tranche until the maturity of that tranche in September 2026 (assuming the Commercial Tranche is refinanced through that date). Repayments commenced in March 2015 for the KEXIM Tranche and in July 2015 for the Commercial Tranche.
Borrowings under the KEXIM Tranche bear interest at LIBOR plus an applicable margin of 3.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche.
The KEXIM Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of any new equity issues occurring on or after January 1, 2016.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, of greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount in the facility shall at all times be no less than the following:

From	To	Minimum ratio
01-Jan-16	31-Dec-16	165%
01-Jan-17	31-Dec-17	160%
01-Jan-18	31-Dec-18	155%
01-Jan-19	31-Dec-19	150%
01-Jan-20	Thereafter	145%
The amounts outstanding relating to this facility (which includes the KEXIM Notes) as of December 31, 2017 and 2016 were $333.0 million and $366.6 million respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
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
We made the following drawdowns from our Credit Suisse Credit Facility during the year ended December 31, 2017:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$29.4	February 2017	STI Selatar
29.0	March 2017	STI Rambla
Repayments will be made in accordance with a 15-year repayment profile and will commence three calendar months after the drawdown date in respect of each tranche with subsequent installments falling due at consecutive intervals of three calendar months thereafter. A balloon payment is due on the maturity date of five years from the date of delivery of each vessel.
The facility will bear interest at LIBOR plus a margin of 2.40% per annum and a commitment fee equal to 1% of the amounts available was payable on the unused daily portion of this facility.
Our Credit Suisse Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, equal to or greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

In July 2017, we made a $3.9 million unscheduled aggregate prepayment of principal on this facility as part of the amendment to the ratio of EBITDA to net interest expense as described under "Minimum interest coverage ratio amendment". This prepayment amount applies to all installments due for 12 months following the prepayment date. Accordingly, quarterly repayments will resume under this facility in August 2018.
The amount outstanding relating to this facility as of December 31, 2017 was $53.5 million and there were no amounts outstanding as of December 31, 2016. We were in compliance with the financial covenants relating to this facility as of those dates.

ABN AMRO Credit Facility
In July 2015, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and DVB Bank SE for up to $142.2 million. This facility was fully drawn in 2015 to partially finance the purchases of STI Savile Row, STI Kingsway and STI Carnaby and to refinance the existing indebtedness on STI Spiga. We refer to this credit facility as our ABN AMRO Credit Facility.
Repayments under the ABN AMRO Credit Facility will be made in equal consecutive quarterly repayment installments in accordance with a 15-year repayment profile. Repayments commenced three months after the drawdown date of each vessel. Each tranche matures on the fifth anniversary of the initial drawdown date and a balloon installment payment is due on the maturity date of each tranche. Borrowings under the ABN AMRO Credit Facility bear interest at LIBOR plus an applicable margin of 2.15%.
Our ABN AMRO Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, of greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

During the year ended December 31, 2017, we made scheduled principal payments of $9.0 million and an unscheduled prepayment of $4.0 million on this credit facility. The amounts outstanding relating to this facility as of December 31, 2017 and 2016 were $113.3 million and $126.4 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
ING Credit Facility
In June 2015, we executed a senior secured term loan facility with ING Bank N.V., London Branch for a credit facility of up to $52.0 million. In September 2015, we amended and restated the facility to increase the borrowing capacity to $87.0 million, and in March 2016, we amended and restated the facility to further increase the borrowing capacity to $132.5 million.
Repayments on all borrowings will be made in equal consecutive quarterly installments, in accordance with a 15-year repayment profile with the first installment falling due three calendar months after the drawdown date and a balloon installment payment, which is due on the maturity dates of March 4, 2021 for STI Lombard and STI Osceola and June 24, 2022 for STI Grace, STI Jermyn, STI Black Hawk and STI Pontiac.
Borrowings under the ING Credit Facility bear interest at LIBOR plus a margin of 1.95% per annum. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.
Our ING Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization not more than 0.60 to 1.00.

•
Consolidated tangible net worth of not less than $1.0 billion plus (i) 25% of the positive consolidated net income for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, equal to or greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than the following percentage of the then aggregate outstanding principal amount of the loans under the credit facility.

From	To	Minimum ratio
29-Feb-16	31-Mar-19	155%
1-Apr-19	31-Mar-20	150%
1-Apr-20	Thereafter	145%
In August 2017, we made a $8.9 million unscheduled aggregate prepayment of principal on this facility as part of the amendment to the ratio of EBITDA to net interest expense as described under "Minimum interest coverage ratio amendment" above. This prepayment amount applies to all installments due for 12 months following the prepayment date. Accordingly, quarterly repayments will resume under this facility in September 2018.
The amounts outstanding relating to this facility as of December 31, 2017 and 2016 were $109.8 million and $124.3 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
BNP Paribas Credit Facility
In December 2015, we executed a senior secured term loan facility with BNP Paribas SA for up to $34.5 million, and in December 2016, we amended and restated the facility to increase the borrowing capacity by a further $27.6 million to $62.1 million. This upsized portion was drawn in January and February 2017 as part of the refinancing of the amounts borrowed for STI Sapphire and STI Emerald and fully repaid in June 2017 when these vessels were sold. Furthermore, in December 2017 we amended and restated the facility to increase the borrowing capacity by a further $13.2 million as part of the refinancing of the amounts borrowed for STI Soho (which was previously financed under our K-Sure Credit Facility). We refer to this facility as our BNP Paribas Credit Facility.
Repayments on all borrowings will be made in equal consecutive semi-annual installments of $1.7 million in aggregate with installments falling due in June and December of each year until maturity. A final balloon payment of $30.5 million is due on the maturity date of December 15, 2021. The original facility of $34.5 million bears interest at LIBOR plus a margin of 1.95% per annum, and the upsized portion of $13.2 million bears interest at LIBOR plus a margin of 2.30% per annum.
Our BNP Paribas Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, equal to or greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

During the year ended December 31, 2017, we made scheduled principal payments of $2.9 million on our BNP Paribas Credit Facility. Additionally, we made aggregate payments of $27.6 million as part of the sales of STI Sapphire and STI Emerald. We wrote off an aggregate of $0.5 million of deferred financing fees as a result of these sales.
The amounts outstanding relating to this facility as of December 31, 2017 and 2016 were $42.6 million and $32.2 million respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Scotiabank Credit Facility
In June 2016, we executed a senior secured term loan facility with Scotiabank Europe plc. The loan facility was fully drawn in June 2016, and the proceeds of $33.3 million were used to refinance the existing indebtedness on STI Rose, which was previously financed under our senior secured revolving credit facility and term loan facility with Nordea Bank Finland plc and the other lenders named therein of up to $525.0 million, dated July 2, 2013, or the 2013 Credit Facility. We refer to this facility as our Scotiabank Credit Facility.
Repayments on all borrowings are being made in 12 equal consecutive quarterly installments of $0.6 million each. A final balloon payment is due on the maturity date of June 7, 2019. The facility bears interest at LIBOR plus a margin of 1.50% per annum.
Our Scotiabank Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, of greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 125% of the then aggregate outstanding principal amount of the loans under the credit facility.

In August 2017, we made a $2.2 million unscheduled aggregate prepayment of principal on this facility as part of the amendment to the ratio of EBITDA to net interest expense as described under "Minimum interest coverage ratio amendment". This prepayment amount applies to all installments due for 12 months following the prepayment date. Accordingly, quarterly repayments will resume under this facility in September 2018.
The amounts outstanding relating to this facility as of December 31, 2017 and 2016 were $28.9 million and $32.2 million respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
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

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, of greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

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

In August 2017, we made a $2.0 million unscheduled aggregate prepayment of principal on this facility as part of the amendment to the ratio of EBITDA to net interest expense as described under "Minimum interest coverage ratio amendment". This prepayment amount applies to all installments due for six months following the prepayment date. Accordingly, quarterly repayments will resume under this facility in April 2018.
The amounts outstanding relating to this facility as of December 31, 2017 and 2016 were $34.7 million and $39.8 million respectively. We were in compliance with the financial covenants relating to this facility as of those dates.

2016 Credit Facility
In August 2016, we executed a senior secured loan facility with ABN AMRO Bank N.V., Nordea Bank Finland plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB. The loan facility was fully drawn in September 2016, and the aggregate proceeds of $288.0 million were used to refinance the existing indebtedness on 16 MR product tankers, which were previously financed under the 2013 Credit Facility. This credit facility is comprised of a term loan up to $192.0 million and a revolver up to $96.0 million. We refer to this credit facility as our 2016 Credit Facility.
In September 2017, we repaid $44.6 million on our 2016 Credit Facility as a result of the closing of the refinancing of the amounts borrowed for STI Topaz, STI Ruby and STI Garnet. In November 2017, we repaid $14.9 million on our 2016 Credit Facility as a result of the closing of the refinancing of the amount borrowed for STI Amber. These vessels were part of the lease financing arrangement entered into with Bank of Communications Financial Leasing in September 2017, which is described below.
Repayments on the term loan facility, after the aforementioned repayments, are being made in equal, consecutive quarterly installments of $5.3 million through September 2018 and $4.6 million for each quarter thereafter with a final balloon payment due at the maturity date of September 2021. All amounts borrowed under the revolving credit facility are due at the maturity date of September 2021. The facility bears interest at LIBOR plus a margin of 2.50% per annum.
Our 2016 Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, of greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

The amounts outstanding relating to this facility as of December 31, 2017 and 2016 were $196.0 million and $281.2 million respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
DVB 2016 Credit Facility
In September 2016, we executed a senior secured term loan facility with DVB Bank SE. The loan facility was fully drawn in September 2016, and the proceeds of $90.0 million were used to refinance the existing indebtedness on four product tankers (STI Alexis, STI Milwaukee, STI Seneca, and STI Wembley), which were previously financed under the 2013 Credit Facility. We refer to this credit facility as our DVB 2016 Credit Facility. In April 2017, we refinanced the outstanding amounts borrowed under this facility by repaying $86.8 million and drawing down $81.4 million from the DVB 2017 Credit Facility as described below.

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
During the year ended December 31, 2017, we made the following drawdowns to partially finance the purchase of seven newbuilding MRs:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$20.4	March 2017	STI Galata
20.4	April 2017	STI Bosphorus
21.0	June 2017	STI Leblon
21.0	July 2017	STI La Boca
20.6	September 2017	STI San Telmo
20.7	October 2017	STI Donald C Trauscht
21.5	December 2017	STI Esles II
The remaining availability was used to partially finance the purchase of the remaining MR product tanker that was under construction at HMD as of December 31, 2017, which was delivered in January 2018. Drawdowns are available at an amount equal to the lower of 60% of the contract price and 60% of the fair market value of each respective vessel. Other key terms are as follows:

•
The first commercial tranche of $15.0 million has a final maturity of six years from the drawdown date of each vessel, bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15-year repayment profile.

•
The second commercial tranche of $25.0 million has a final maturity of nine years from the drawdown date of each vessel (assuming KEXIM or GIEK have not exercised their option to call for prepayment of the KEXIM and GIEK funded and guaranteed tranches by the date falling two months prior to the maturity of the first commercial tranche and in the event that the first commercial tranche has not been extended), bears interest at LIBOR plus a margin of 2.25% per annum, and has a 15-year repayment profile.

•
The KEXIM Funded Tranche and GIEK Guaranteed Tranche have a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bear interest at LIBOR plus a margin of 2.15% per annum, and have a 12-year repayment profile.

•
The KEXIM Guaranteed Tranche has a final maturity of 12 years from the drawdown date of each vessel (assuming the commercial tranches are refinanced through that date), bears interest at LIBOR plus a margin of 1.60% per annum, and has a 12-year repayment profile.

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

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, of greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
Concurrent with the amendment on the ratio of EBITDA to net interest expense financial covenant in August 2017, the security cover ratio under the 2017 Credit Facility was revised such that the aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than the following percentages of the then aggregate outstanding principal amount of the loans under the credit facility:

From	To	Minimum ratio
3-Aug-17	31-Dec-17	160%
1-Jan-18	31-Dec-18	155%
1-Jan-19	31-Dec-19	150%
1-Jan-20	Thereafter	145%
Additionally, we have an aggregate of $4.1 million on deposit in a debt service reserve account as of December 31, 2017 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2017.
The amount outstanding as of December 31, 2017 was $141.8 million, and we were in compliance with the financial covenants relating to this facility as of that date.
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
In October 2017, we refinanced the amounts borrowed for STI Onyx by repaying an aggregate of $13.8 million on our HSH Credit Facility and drawing down $22.2 million on our BCFL Lease Financing (MR), as described below.
Since the refinancing of STI Onyx, repayments are being made in consecutive quarterly installments of $397,913 through February 2019 and $346,011 through the maturity date of February 2022. The last payment shall be payable together with an additional balloon installment equal to the then outstanding balance of the loan. The facility bears interest at LIBOR plus a margin of 2.50% per annum.
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

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, of greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

The amount outstanding as of December 31, 2017 was $15.4 million, and we were in compliance with the financial covenants relating to this facility as of that date.
DVB 2017 Credit Facility
In March 2017, we executed a senior secured term loan facility of up to $81.4 million with DVB Bank SE, or the DVB 2017 Credit Facility, to refinance the DVB 2016 Credit Facility, described above. The DVB 2017 Credit Facility was used to refinance the existing indebtedness on four product tankers, STI Wembley, STI Milwaukee, STI Seneca and STI Alexis in April 2017. The drawdowns are summarized as follows:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$28.3	April 2017	STI Alexis
18.9	April 2017	STI Seneca
17.9	April 2017	STI Milwaukee
16.3	April 2017	STI Wembley
Repayments on all borrowings under the DVB 2017 Credit Facility are being made in consecutive quarterly installments of $1.5 million, the last of which shall be payable together with an additional balloon installment equal to the then outstanding balance of the loan. The facility has a final maturity date of December 15, 2021 and bears interest at LIBOR plus a margin of 2.75% per annum.
Our DVB 2017 Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $677,286,768 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, equal to or greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

In April 2017, we drew down $81.4 million from this credit facility as part of the refinancing of the amounts borrowed under the DVB 2016 Credit Facility.
The amount outstanding as of December 31, 2017 was $78.4 million, and we were in compliance with the financial covenants relating to this facility as of that date.
Credit Agricole Credit Facility
As part of the closing of the NPTI Vessel Acquisition in June 2017, we assumed the outstanding indebtedness under NPTI's senior secured term loan with Credit Agricole. STI Excel, STI Excelsior, STI Expedite and STI Exceed are pledged as collateral under this facility. Repayments are being made in equal quarterly installments of $2.1 million in aggregate in accordance with a 15-year repayment profile with a balloon payment due upon maturity, which occurs between November 2022 and February 2023 (depending on the vessel). The facility bears interest at LIBOR plus a margin of 2.75%.
Our Credit Agricole Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

Repayments include the release of $6.1 million held in retention and debt service reserve accounts on the closing date of the NPTI Vessel Acquisition. The proceeds from these releases were used to repay the outstanding indebtedness under this facility at that date.
The amount outstanding as of December 31, 2017 was $107.9 million (which excludes fair value adjustments made as part of the initial purchase price allocation), and we were in compliance with the financial covenants relating to this facility as of that date.
ABN AMRO/K-Sure Credit Facility
We assumed the outstanding indebtedness under NPTI's senior secured credit facility with ABN AMRO Bank N.V. and Korea Trade Insurance Corporation, or K-Sure, which we refer to as the ABN AMRO/K-Sure Credit Facility, upon the closing of the Merger with NPTI in September 2017. Two LR1s (STI Precision and STI Prestige) are collateralized under this facility and the facility consists of two separate tranches, an $11.5 million commercial tranche and a $43.8 million K-Sure tranche (which represents the amounts assumed from NPTI).
The commercial tranche bears interest at LIBOR plus 2.75%, and the K-Sure tranche bears interest at LIBOR plus 1.80%. Repayments on the K-Sure tranche are being made in equal quarterly installments of $1.0 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity, and the commercial tranche is being repaid via a balloon payment upon maturity in September and November 2022 (depending on the vessel). The K-Sure tranche fully matures in September and November 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates.
Our ABN AMRO/K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans (less any amounts held in a debt service reserve account as described below) under the credit facility.

Additionally, we have an aggregate of $0.5 million on deposit in a debt service reserve account as of December 31, 2017 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2017.
The amount outstanding as of December 31, 2017 was $53.4 million (which excludes fair value adjustments made as part of the initial purchase price allocation) and we were in compliance with the financial covenants relating to this facility as of that date.
Citibank/K-Sure Credit Facility
We assumed the outstanding indebtedness under NPTI's senior secured credit facility with Citibank N.A., London Branch, Caixabank, S.A., and K-Sure, which we refer to as the Citi/K-Sure Credit Facility, upon the closing of the Merger with NPTI in September 2017. Four LR1s (STI Excellence, STI Executive, STI Experience, and STI Express) are collateralized under this facility. The facility consists of two separate tranches, a $25.1 million commercial tranche and a $91.2 million K-Sure tranche (which represents the amounts assumed from NPTI).
The commercial tranche bears interest at LIBOR plus 2.50% and the K-Sure tranche bears interest at LIBOR plus 1.60%. Repayments on the K-Sure tranche are being made in equal quarterly installments of $2.1 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity and the commercial tranche is scheduled to be repaid via a balloon payment upon the maturity which occurs between March and May 2022 (depending on the vessel). The K-Sure tranche fully matures between March and May 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates.
Our Citibank/K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans (less any amounts held in a debt service reserve account as described below) under the credit facility.

Additionally, we have an aggregate of $4.0 million on deposit in a debt service reserve account as of December 31, 2017 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2017.

The amount outstanding as of December 31, 2017 was $112.0 million (which excludes fair value adjustments made as part of the initial purchase price allocation), and we were in compliance with the financial covenants relating to this facility as of that date.

Lease financing arrangements
Lease Financing - STI Lombard
In July 2015, we entered into an agreement with an unrelated third-party to purchase STI Lombard, an LR2 product tanker, which was under construction at DSME, for approximately $59.0 million. As part of this agreement, we agreed to make a deposit of $5.9 million and to bareboat charter-in the vessel for up to nine months, at $10,000 per day. STI Lombard was delivered to us under the bareboat charter-in agreement in August 2015. This transaction was accounted for as a finance lease as of December 31, 2016 and the finance lease liability was $53.4 million at that date. In April 2016, we took ownership of this vessel at the conclusion of the bareboat charter-in agreement and paid the remaining 90% of the purchase price, or $53.1 million, as part of this transaction. Accordingly, all amounts due under the finance lease were settled at that date.
2017 Lease Financing Arrangements Overview
The below lease financing arrangements were entered into during 2017 or were assumed as part of the Merger with NPTI.  For each arrangement, we have evaluated whether, in substance, these transactions are leases or merely a form of financing.  As a result of this evaluation, we have concluded that each agreement is a form of financing on the basis that the terms and conditions are such that we never part with the risks and rewards incidental to ownership of each vessel for the remainder of its useful life.  This conclusion was reached, in part, as a result of the existence within each agreement of either a purchase obligation or a purchase option that will almost certainly be exercised.  Accordingly, the liability under each arrangement has been recorded at amortized cost using the effective interest method, and the corresponding vessels have been recorded at cost, less accumulated depreciation, on our consolidated balance sheet.
The obligations set forth below are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels. All of the financing arrangements contain customary events of default, including cross-default provisions.
Bank of Communications Financial Leasing MR financing, or the BCFL Lease Financing (MR)
In September 2017, we entered into finance lease agreements to sell and lease back five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) to an unaffiliated third party for a sales price of $27.5 million per vessel. The financing for STI Topaz, STI Ruby and STI Garnet closed in September 2017, the financing for STI Onyx closed in October 2017, and the financing for STI Amber closed in November 2017. Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, and we have three consecutive one-year options to extend each charter beyond the initial term. Furthermore, we have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement (as applicable).
Our BCFL Lease Financing (MR) includes a financial covenant that requires the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned $5.1 million deposit to at all times be no less than 100% of the then outstanding balance plus the aforementioned $5.1 million deposit.
The aggregate outstanding balance under this arrangement was $109.2 million as of December 31, 2017, and we were in compliance with the financial covenants as of that date.
Bank of Communications Financial Leasing LR2 financing, or the BCFL Lease Financing (LR2)
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with Bank of Communications Finance Leasing Co Ltd., or BCFL, for three LR2 tankers (STI Solace, STI Solidarity, and STI Stability) upon the September Closing. Under the arrangement, each vessel is subject to a 10-year bareboat charter, which charters expire in July 2026. Charterhire under the arrangement is determined in advance, on a quarterly basis and is calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of LIBOR plus 3.50%. Using the forward interest swap curve at December 31, 2017, future monthly principal payments are estimated to be $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement for $29.7 million in aggregate.
Additionally, we have an aggregate of $0.8 million on deposit in a deposit account as of December 31, 2017 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2017.
The amount due under this arrangement (which excludes fair value adjustments made as part of the initial purchase price allocation) was $108.1 million as of December 31, 2017, and we were in compliance with the financial covenants as of that date.
CSSC Shipping Lease Financing
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with CSSC (Hong Kong) Shipping Company Limited, or CSSC, for eight LR2 tankers (STI Gallantry, STI Nautilus, STI Guard, STI Guide, STI Goal, STI Gauntlet, STI Gladiator and STI Gratitude) upon the September Closing. Under the arrangement, each vessel is subject to a 10-year bareboat charter, which charters expire throughout 2026 and 2027 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed repayment amount of $0.2 million per month per vessel plus a variable component calculated at LIBOR plus 4.60%. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement for $111.4 million in aggregate.
Our CSSC finance lease arrangement includes a financial covenant that requires the fair market value of each vessel that is leased under this facility to at all times be no less than 125% of the applicable outstanding balance for such vessel. In September 2017, we made a $10.9 million aggregate prepayment on this arrangement to maintain compliance with this covenant. This prepayment was released from restricted cash that was assumed from NPTI at the closing date of the Merger.
The amount due under this arrangement (which excludes fair value adjustments made as part of the initial purchase price allocation) was $263.8 million as of December 31, 2017, and we were in compliance with the financial covenants as of that date.
CMBFL Lease Financing
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with CMB Financial Leasing Co. Ltd, or CMBFL, for two LR1 tankers (STI Pride and STI Providence) upon the September Closing. Under this arrangement, each vessel is subject to a seven-year bareboat charter, which expires in July or August 2023 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed, quarterly repayment amount of $0.6 million per vessel plus a variable component calculated at LIBOR plus 3.75%. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement for $40.2 million in aggregate. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.

Additionally, we have an aggregate of $2.0 million on deposit in a deposit account as of December 31, 2017 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2017.
The amount due under this arrangement (which excludes fair value adjustments made as part of the initial purchase price allocation) was $66.9 million as of December 31, 2017, and we were in compliance with the financial covenants as of that date.
Ocean Yield Lease Financing
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with Ocean Yield ASA for four LR2 tankers (STI Sanctity, STI Steadfast, STI Supreme, and STI Symphony) upon the September Closing. Under this arrangement, each vessel is subject to a 13-year bareboat charter, which expires between February and August 2029 (depending on the vessel). Charterhire, which is paid monthly in advance, includes a fixed payment in addition to a quarterly adjustment based on prevailing LIBOR rates.
Monthly principal payments are approximately $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. The interest component of the leases approximates LIBOR plus 5.40%. We also have purchase options to re-acquire each of the vessels during the bareboat charter period, with the first of such options exercisable beginning at the end of the seventh year from the delivery date of the subject vessel.
We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
The amount due under this arrangement (which excludes fair value adjustments made as part of the initial purchase price allocation) was $170.7 million as of December 31, 2017, and we were in compliance with the financial covenants as of that date.
Unsecured debt
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
The outstanding balance was $53.75 million as of December 31, 2017 and December 31, 2016, and we were in compliance with the financial covenants relating to the Senior Notes Due 2020 as of those dates.
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

The Convertible Notes bear interest at a coupon rate of 2.375% per annum, and are payable semi-annually in arrears on January 1 and July 1 of each year beginning on January 1, 2015. The Convertible Notes will mature on July 1, 2019, unless earlier converted, redeemed or repurchased. At issuance, the Convertible Notes were convertible in certain circumstances and during certain periods at an initial conversion rate of 82.0075 shares of common stock per $1,000 (which represents an initial conversion price of approximately $12.19 per share of common stock), subject to adjustment in certain circumstances as set forth in the indenture governing the Convertible Notes. Adjustments were made during years ended December 31, 2017 and 2016 to the initial conversion rate as a result of the issuance of dividends to our common stockholders. The table below details the dividends declared from the issuance of the Convertible Notes through March 12, 2018 and their corresponding effect to the conversion rate of the Convertible Notes. The conversion rates as of December 31, 2017 and March 22, 2018 were 98.7742 and 99.2056, respectively.

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
August 22, 2014	$0.100	82.8556
November 25, 2014	$0.120	84.0184
March 13, 2015	$0.120	85.2216
May 21, 2015	$0.125	86.3738
August 14, 2015	$0.125	87.4349
November 24, 2015	$0.125	88.6790
March 10, 2016	$0.125	90.5311
May 11, 2016	$0.125	92.5323
September 15, 2016	$0.125	94.9345
November 25, 2016	$0.125	97.7039
February 23, 2017	$0.010	97.9316
May 11, 2017	$0.010	98.1588
September 25, 2017	$0.010	98.4450
December 13, 2017	$0.010	98.7742
March 12, 2018	$0.010	99.2056
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

•
during the five-business day period after any five consecutive trading day period, or the Measurement Period, in which the trading price (as defined in the indenture) per $1,000 principal amount of Convertible Notes for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

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

We were not permitted to redeem the Convertible Notes prior to July 6, 2017. Effective July 6, 2017, we may redeem for cash all or any portion of the notes, at our option, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 15 trading days (whether or not consecutive) during any 25 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Convertible Notes.
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
Upon issuance, we determined the initial carrying value of the liability component of the Convertible Notes to be $298.7 million based on the fair value of a similar liability that does not have any associated conversion feature. We used our Senior Notes Due 2020 issued in May 2014 as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes is being amortized over the term of the Convertible Notes under the effective interest method and recorded as part of financial expenses. The residual value of $61.3 million (the conversion feature) was recorded to additional paid-in capital upon issuance.
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
The carrying values of the liability component of the Convertible Notes as of December 31, 2017 and 2016, were $328.7 million and $316.5 million, respectively. We incurred $8.3 million of coupon interest and $12.2 million of non-cash accretion of our Convertible Notes during the year ended December 31, 2017. We incurred $8.3 million of coupon interest and $11.6 million of non-cash accretion of our Convertible Notes during the year ended December 31, 2016.
We were in compliance with the covenants related to the Convertible Notes as of December 31, 2017 and December 31, 2016.
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
In March 2017, we initiated a cash tender offer for our Senior Notes due 2017, which commenced simultaneously with the offering of the Senior Notes due 2019 (described below) and expired in April 2017. A total of $6.3 million aggregate principal amount of our Senior Notes due 2017 was tendered as part of this process and settled in April 2017. In October 2017, the remaining balance of the Senior Notes due 2017 of $45.5 million matured and was repaid in full.
Unsecured Senior Notes Due 2019
In March 2017, we issued $50.0 million in aggregate principal amount of 8.25% Senior Notes due June 2019, or our Senior Notes Due 2019, in an underwritten public offering and in April 2017, we issued an additional $7.5 million of Senior Notes due 2019 when the underwriters fully exercised their option to purchase additional notes under the same terms and conditions. The net proceeds from the issuance of the Senior Notes Due 2019 were $55.3 million after deducting the underwriters’ discounts, commissions and estimated offering expenses. Interest, which commenced on June 1, 2017, is payable quarterly in arrears on the 1st day of March, June, September and December of each year.

The Senior Notes Due 2019 are redeemable at our option, in whole or in part, at any time on or after December 1, 2018 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The Senior Notes Due 2019 are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes Due 2019. The Senior Notes Due 2019 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the NYSE under the symbol SBBC.
The Senior Notes Due 2019 require us to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If we undergo a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants under our Senior Notes Due 2019 include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $650.0 million.
The amount outstanding as of December 31, 2017 was $57.5 million, and we were in compliance with the financial covenants relating to this facility as of that date.
Capital Expenditures
Vessel acquisitions and payments for vessels under construction
During the years ended December 31, 2017, 2016 and 2015, our vessel acquisitions and payments for vessels under construction consisted of vessels delivered under construction contracts with various shipyards, installment payments for vessels under construction, capitalized interest and other costs, and purchases of vessels from third parties, including NPTI. We made cash payments of $281.4 million, $126.8 million and $905.4 million, respectively, during the years ended December 31, 2017, 2016 and 2015.
During the year ended December 31, 2015, we entered into contracts to purchase or construct 15 product tankers with various third parties, which are summarized as follows:

•
In May 2015, we reached agreements with two unrelated third parties to purchase an aggregate of four LR2 product tankers, which were under construction at Sungdong Shipbuilding & Marine Engineering Co. Ltd. of South Korea and Daehan Shipbuilding Co. Ltd. of South Korea for $60.0 million each.  STI Spiga and STI Savile Row were delivered in June 2015 and STI Kingsway and STI Carnaby were delivered in August and September 2015, respectively.

•
In July 2015, we entered into an agreement with an unrelated third-party to purchase a 2014 built MR product tanker, STI Memphis, for approximately $37.1 million. The vessel was delivered to us in August 2015.

•
In July 2015, we entered into an agreement with an unrelated third-party to purchase STI Lombard, an LR2 product tanker, which was, at the time, under construction at Daewoo Shipbuilding and Marine Engineering for approximately $59.0 million. As part of this agreement, we agreed to make a deposit of $5.9 million and to bareboat charter-in the vessel for nine months, at $10,000 per day. This vessel was delivered to us in August 2015 under the bareboat charter-in agreement and we took ownership of the vessel in April 2016, and paid the remaining 90% of the purchase price, or $53.1 million, upon delivery.

•
In July 2015, we reached an agreement with an unrelated third party to purchase an MR product tanker, STI Black Hawk that was under construction at HMD for approximately $37.0 million. The vessel was delivered to us in September 2015.

•	In August 2015, we signed contracts with HMD to construct four MR product tankers for $35.8 million per vessel. These vessels were delivered during the year ended December 31, 2017.

•
In October 2015, we exercised options that we previously received from HMD and signed agreements to construct four MR product tankers for $36.0 million per vessel. These vessels were delivered during the year ended December 31, 2017 and in January 2018.

We did not enter into any agreements to purchase or construct vessels during the year ended December 31, 2016. During the year ended December 31, 2017 we acquired 27 vessels as part of the Merger with NPTI.

The table set forth below lists the vessels that were delivered during the years ended December 31, 2017, 2016 and 2015. This table also includes vessels that were under construction whose contracts were entered into prior to 2015 and were delivered during the years ended December 31, 2017, 2016 and 2015.

		Month	Vessel
	Name	Delivered	Type
1	STI Tribeca	January 2015	MR
2	STI Hammersmith	January 2015	Handymax
3	STI Rotherhithe	January 2015	Handymax
4	STI Rose	January 2015	LR2
5	STI Gramercy	January 2015	MR
6	STI Veneto	February 2015	LR2
7	STI Alexis	February 2015	LR2
8	STI Bronx	February 2015	MR
9	STI Pontiac	March 2015	MR
10	STI Manhattan	March 2015	MR
11	STI Winnie	March 2015	LR2
12	STI Oxford	April 2015	LR2
13	STI Queens	April 2015	MR
14	STI Osceola	April 2015	MR
15	STI Lauren	May 2015	LR2
16	STI Connaught	May 2015	LR2
17	STI Notting Hill	May 2015	MR
18	STI Spiga	June 2015	LR2
19	STI Seneca	June 2015	MR
20	STI Savile Row	June 2015	LR2
21	STI Westminster	June 2015	MR
22	STI Brooklyn	July 2015	MR
23	STI Kingsway	August 2015	LR2
24	STI Memphis	August 2015	MR
25	STI Lombard	August 2015	LR2	(1)
26	STI Carnaby	September 2015	LR2
27	STI Black Hawk	September 2015	MR
28	STI Grace	March 2016	LR2
29	STI Jermyn	June 2016	LR2
30	STI Selatar	February 2017	LR2
31	STI Rambla	March 2017	LR2
32	STI Galata	March 2017	MR
33	STI Bosphorus	April 2017	MR
34	STI Exceed	June 2017	LR1	(2)
35	STI Excel	June 2017	LR1	(2)
36	STI Excelsior	June 2017	LR1	(2)
37	STI Expedite	June 2017	LR1	(2)
38	STI Leblon	July 2017	MR
39	STI La Boca	July 2017	MR
40	STI Excellence	September 2017	LR1	(3)
41	STI Executive	September 2017	LR1	(3)

42	STI Experience	September 2017	LR1	(3)
43	STI Express	September 2017	LR1	(3)
44	STI Precision	September 2017	LR1	(3)
45	STI Prestige	September 2017	LR1	(3)
46	STI Pride	September 2017	LR1	(3)
47	STI Providence	September 2017	LR1	(3)
48	STI Solidarity	September 2017	LR2	(3)
49	STI Sanctity	September 2017	LR2	(3)
50	STI Solace	September 2017	LR2	(3)
51	STI Stability	September 2017	LR2	(3)
52	STI Steadfast	September 2017	LR2	(3)
53	STI Supreme	September 2017	LR2	(3)
54	STI Symphony	September 2017	LR2	(3)
55	STI Gallantry	September 2017	LR2	(3)
56	STI Goal	September 2017	LR2	(3)
57	STI Nautilus	September 2017	LR2	(3)
58	STI Guard	September 2017	LR2	(3)
59	STI Guide	September 2017	LR2	(3)
60	STI Gauntlet	September 2017	LR2	(3)
61	STI Gladiator	September 2017	LR2	(3)
62	STI Gratitude	September 2017	LR2	(3)
63	STI San Telmo	September 2017	MR
64	STI Donald C Trauscht	October 2017	MR
(1)    STI Lombard was delivered in August 2015 under a bareboat charter-in agreement for up to nine months at $10,000 per day. In April 2016, we took ownership of STI Lombard, at the conclusion of the bareboat agreement, and paid the remaining 90% of the purchase price, or $53.1 million, upon delivery.
(2)    This vessel was acquired from NPTI as part of the NPTI Vessel Acquisition.
(3)    This vessel was acquired from NPTI upon the September Closing.
As of December 31, 2017, we had two MR newbuilding product tanker orders with HMD for an aggregate purchase price of $75.8 million, of which $52.3 million in cash has been paid as of that date, which included the final installment payment of $23.5 million for STI Esles II, which was paid in December 2017 in advance of its delivery in January 2018. Additionally, in December 2017, we drew down $21.5 million from our 2017 Credit Facility to partially finance the purchase of this vessel.
In January 2018, we also took delivery of STI Jardins, an MR product tanker that was under construction at HMD and made the final installment payment of $23.5 million for the delivery of this vessel. Additionally, in January 2018, we drew down $21.5 million from our 2017 Credit Facility to partially finance the purchase of this vessel.
As of March 22, 2018, all of the vessels that we previously entered into construction contracts for had been delivered and we had no further vessels under construction.
Sales of vessels
In March 2015, we sold Venice to an unrelated third-party for net proceeds of $12.6 million and recognized a gain of $0.7 million. As a result of this sale, we repaid $6.1 million on our revolving credit facility with Nordea Bank Finland, plc, DNB Bank ASA, and ABN AMRO Bank N.V., as amended, or the 2010 Revolving Credit Facility and wrote-off $4,850 of deferred financing fees.
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
In February 2016, we reached an agreement with an unrelated third party to sell five 2014-built MR product tankers, STI Lexington, STI Mythos, STI Chelsea, STI Olivia, and STI Powai. Two vessels were sold in March 2016, one vessel was sold in April 2016 and two vessels were sold in May 2016. The aggregate net proceeds were $158.1 million, and we recognized an aggregate loss of $2.1 million as part of these sales. As part of the sales of STI Lexington, STI Chelsea, STI Olivia, and STI Powai, we made an aggregate repayment of $73.5 million on our K-Sure Credit Facility, and as part of the sale of STI Mythos, we repaid $17.9 million on our 2013 Credit Facility. We also wrote off an aggregate of $3.2 million of deferred financing fees as part of these repayments.
In April 2017, we executed agreements with Bank of Communications Financial Leasing Co., Ltd., or the Buyers, to sell and leaseback, on a bareboat basis, three 2013 built MR product tankers, STI Beryl, STI Le Rocher and STI Larvotto. The selling price was $29.0 million per vessel, and we agreed to bareboat charter-in these vessels for a period of up to eight years for $8,800 per day per vessel. Each bareboat agreement has been accounted for as an operating lease. We have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the eighth year of the agreements. Additionally, a deposit of $4.35 million per vessel was retained by the Buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement. These sales closed in April 2017 and as a result, all amounts outstanding under our 2011 Credit Facility of $42.2 million were repaid and a $14.2 million loss on sales of vessels was recorded during the year ended December 31, 2017.
In April 2017, we executed an agreement with an unrelated third party to sell two 2013 built, MR product tankers, STI Emerald and STI Sapphire, for a sales price of $56.4 million in aggregate. The sale of STI Emerald closed in June 2017, and the sale of STI Sapphire closed in July 2017.  We recorded an aggregate loss on sale of $9.1 million as a result of these transactions. Additionally, we repaid the aggregate outstanding debt for both vessels of $27.6 million on our BNP Paribas Credit Facility in June 2017 and wrote-off $0.5 million of deferred financing fees during the year ended December 31, 2017.
Drydock
Five of our 2012 built MR product tankers, STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx, were drydocked in accordance with their scheduled, class required special survey during 2017. These vessels were offhire for aggregate at 102 days, and the aggregate drydock cost was $6.4 million, of which, $5.9 million was paid as of December 31, 2017.
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
D. Trend Information
See “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry.”
E. Off-Balance Sheet Arrangements
As of December 31, 2017, we were committed to make charter-hire payments to third parties for certain time and bareboat chartered-in vessels. These arrangements are accounted for as operating leases. Additionally, as of that date, we were committed to make a payment on our newbuilding vessel order with HMD, which was paid in January 2018 upon the delivery of STI Jardins. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for further information.

F. Tabular Disclosure of Contractual Obligations
The following table sets forth our total contractual obligations at December 31, 2017:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Secured bank loans (1)	$118,320	$415,071	$994,098	$133,104
Principal obligations under finance leases(1)	50,486	104,692	110,425	453,185
Estimated interest payments on secured bank loans (2)	78,883	135,381	47,943	2,498
Estimated interest payments on finance leases(2)	44,968	84,189	70,423	95,543
Bank loans - commitment fees (3)	130	—	—	—
Time and bareboat charter-in commitments (4)	52,532	23,567	19,272	22,264
Technical management fees (5)	14,927	—	—	—
Commercial management fees (6)	14,291	—	—	—
Newbuilding installments (7)	23,468	—	—	—
Convertible Notes (8)	—	348,500	—	—
Convertible Notes - estimated interest payments (9)	8,277	8,277	—	—
Senior unsecured notes (10)	—	111,250	—	—
Senior unsecured notes - estimated interest payments (11)	8,372	7,784	—	—
Total	$414,654	$1,238,711	$1,242,161	$706,594

(1)
Represents principal payments due on our secured credit facilities and finance lease arrangements, as described above in "Item 5B. Liquidity and Capital Resources - Long-Term Debt Obligations and Credit Arrangements". These payments are based on our outstanding borrowings as of December 31, 2017.

(2)
Represents estimated interest payments on our secured credit facilities and finance lease arrangements. These payments were estimated by taking into consideration: (i) the margin on each credit facility and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of December 31, 2017.

The forward curve was calculated as follows as of December 31, 2017:

Year 1	1.94%
Year 2	2.32%
Year 3	2.44%
Year 4	2.42%
Year 5	2.48%
Year 6	2.53%	(A)
Year 7	2.58%
Year 8	2.72%	(A)
Year 9	2.80%	(A)
Year 10	2.88%
Year 11	2.31%	(A)
Year 12	2.28%	(A)

(A)	Third party published interest swap rates were unavailable. As such, we interpolated these rates using the averages of the years in which swap rates were published.

The margins on each credit facility that have amounts outstanding at December 31, 2017 are as follows:

Facility	Margin
KEXIM	3.25%
KEXIM Commercial Tranche	3.25%	(A)
KEXIM Guarantee Notes	1.70%
K-Sure	2.25%
K-Sure Commercial Tranche	3.25%	(B)
Credit Suisse Credit Facility	2.40%
ABN AMRO Credit Facility	2.15%
ING Credit Facility	1.95%
BNP Paribas Credit Facility	2.05%	(C)
Scotiabank Credit Facility	1.50%
NIBC Credit Facility	2.50%
2016 Credit Facility	2.50%
HSH Credit Facility	2.50%
2017 Credit Facility	2.02%	(C)
DVB 2017 Credit Facility	2.75%
Credit Agricole Credit Facility	2.75%
ABN AMRO/K-Sure Credit Facility	2.01%	(C)
Citi/K-Sure Credit Facility	1.80%	(C)
Ocean Yield Sale and Leaseback	5.40%
CMBFL Lease Financing	3.75%
BCFL Lease Financing (LR2s)	3.50%
CSSC Lease Financing	4.60%

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

(C)	Based on weighted average of the margin in each tranche.
Interest was then estimated using the above mentioned rates multiplied by the amounts outstanding under our various credit facilities using the balance as of December 31, 2017 and taking into consideration the scheduled amortization of such facilities going forward until their respective maturities. Additionally, the BCFL Lease Financing (MR) does not have a variable interest component. Accordingly, the interest portion of this arrangement was calculated using the implied interest rate in these agreements.

(3)
As of December 31, 2017, a commitment fee equal to 40% of the applicable margin was payable on the unused daily portion of our 2017 Credit Facility. The remaining credit facilities were fully drawn as of December 31, 2017.

(4)	Represents amounts due under our time and bareboat charter-in agreements as of December 31, 2017.

(5)
Under the terms of our technical management agreement as of December 31, 2017, we paid our technical manager, SSM, $685 per day per owned vessel. These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply. In December 2017, we agreed to amend the Amended and Restated Master Agreement to amend and restate the technical management agreement thereunder subject to bank consents being obtained (where required), which were subsequently obtained. On February 22, 2018, we entered into definitive documentation to memorialize the agreed amendments to the Amended and Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement, or the Revised Master Agreement, is effective as from January 1, 2018.
Pursuant to the Revised Master Agreement, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000, and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement are not expected to materially differ from the annual management fee charged prior to the amendment.

(6)
We pay our commercial manager, SCM, $250 per vessel per day for LR2 vessels, $300 per vessel per day for LR1/Panamax and Aframax vessels, $325 per vessel per day for MR and Handymax vessels plus a 1.50% commission on gross revenue for vessels that are in one of the Scorpio Group Pools. When the vessels are not in the pools, SCM charges fees of $250 per vessel per day for the LR1/Panamax and LR2/Aframax vessels, $300 per vessel per day for the Handymax and MR vessels plus a 1.25% commission on gross revenue. These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.

(7)	Represents obligations under our agreements with HMD for the construction of the remaining newbuilding vessel as of December 31, 2017.

(8)	Represents the principal due at maturity on our Convertible Notes as of December 31, 2017.

(9)	Represents estimated coupon interest payments on our Convertible Notes. The Convertible Notes bear interest at a coupon rate of 2.375% per annum and mature in July 2019.

(10)	Represents the principal due at maturity on our Senior Notes Due 2020 and our Senior Notes Due 2019 as of December 31, 2017.

(11)
Represents estimated coupon interest payments on our Senior Notes Due 2020 and our Senior Notes Due 2019 as of December 31, 2017. These notes bear interest at coupon rates of 6.75% and 8.25%, respectively.

G. Safe Harbor
See “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers as of the date of this annual report. Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The terms of our Class I directors expire at the 2020 annual meeting of shareholders, the terms of our Class II directors expire at the 2018 annual meeting of shareholders, and the terms of our Class III directors expire at the 2019 annual meeting of shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., 9, Boulevard Charles III, Monaco 98000.
Certain of our officers participate in business activities not associated with us. As a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to both our shareholders as well as shareholders of other companies to which they may be affiliated, including other Scorpio Group companies. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest would be resolved in our favor. While there are no formal requirements or guidelines for the allocation of our officers' time between our business and the business of members of the Scorpio Group, their performance of their duties is subject to the ongoing oversight of our board of directors.

Name	Age	Position
Emanuele A. Lauro	39	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	57	President and Class II Director
Cameron Mackey	49	Chief Operating Officer and Class III Director
Brian Lee	51	Chief Financial Officer
Filippo Lauro	41	Vice President
Anoushka Kachelo	38	Secretary
Alexandre Albertini	41	Class III Director
Ademaro Lanzara	75	Class I Director
Marianne Økland	55	Class III Director
Jose Tarruella	46	Class II Director
Reidar Brekke	56	Class II Director
Merrick Rayner	62	Class I Director

On September 25, 2017, Mr. Luca Forgione resigned as general counsel of the Company, with an effective date of November 10, 2017.

Biographical information concerning the directors and executive officers listed above is set forth below.
Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company's founder, has served as Chairman, and Chief Executive Officer since the closing of our initial public offering in April 2010. Mr. Lauro also co-founded and serves as Chairman and Chief Executive Officer of Scorpio Bulkers (NYSE: SALT), which was formed in 2013. He joined the Scorpio Group in 2003 and has continued to serve there in a senior management position since 2004. Under Mr. Lauro’s leadership, the Scorpio Group has grown from an owner of three vessels in 2003 to become a leading operator and manager of more than 230 vessels in 2017. Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Group Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. Mr. Lauro has a degree in international business from the European Business School, London. Mr. Lauro is the brother of our Vice President, Mr. Filippo Lauro.
Robert Bugbee, President and Director
Robert Bugbee has served as a Director and President since the closing of our initial public offering in April 2010. He has more than 30 years of experience in the shipping industry. Mr. Bugbee also co-founded and serves as President and Director of Scorpio Bulkers. He joined the Scorpio Group in March 2009 and has continued to serve there in a senior management position. Prior to joining the Scorpio Group, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company which was sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000, and Senior Vice President from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time he took a two year sabbatical beginning 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.
Cameron Mackey, Chief Operating Officer and Director
Cameron Mackey has served as our Chief Operating Officer since the closing of our initial public offering in April 2010 and as a Director since May 2013. Mr. Mackey also serves as Chief Operating Officer of Scorpio Bulkers. He joined the Scorpio Group in March 2009, where he continues to serve in a senior management position. Prior to joining the Scorpio Group, he was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
Brian Lee, Chief Financial Officer

Brian Lee has served as Chief Financial Officer since the closing of our initial public offering in April 2010. He joined the Scorpio Group in April 2009 where he continues to serve in a senior management position. He has been employed in the shipping industry since 1998. Prior to joining the Scorpio Group, he was the Controller of OMI from 2001 until the sale of the company in 2007. Mr. Lee has an M.B.A. from the University of Connecticut and has a B.S. in Business Administration from the University at Buffalo, State University of New York.
Filippo Lauro, Vice President
Mr. Filippo Lauro has served as an executive officer of the Company with the title of Vice President since May 2015. Mr. Lauro also serves as Vice President of Scorpio Bulkers. He joined the Scorpio Group in 2010 and has continued to serve there in a senior management position. Prior to joining the Scorpio Group, Mr. Lauro was the founder of and held senior executive roles in several private companies, primarily active in real estate, golf courses and resorts development. Mr. Lauro is the brother of our Chairman and Chief Executive Officer, Mr. Emanuele Lauro.
Anoushka Kachelo, Secretary
Anoushka Kachelo has served as our Secretary since December 2013. Mrs. Kachelo also serves as Secretary of Scorpio Bulkers. She joined the Scorpio Group in September 2010 as Senior Legal Counsel. Mrs. Kachelo is a Solicitor of the Supreme Court of England & Wales and has worked in the fields of commodity trading, energy and asset finance. Prior to joining the Scorpio Group, Mrs. Kachelo was Legal Counsel for the Commodities Team at JPMorgan (London) and prior to that in private practice for the London office of McDermott Will & Emery and Linklaters. She has a BA in Jurisprudence from the University of Oxford (U.K.).
Ademaro Lanzara, Director
Ademaro Lanzara has served on our board of directors since the closing of our initial public offering in April 2010 and is our lead independent director. Mr. Lanzara has served as Chairman of BPV Finance (International) Plc Dublin since 2008. He has also served as Chairman of NEM Sgr SpA Vicenza since November 2013. Mr. Lanzara previously served as the deputy Chairman and Chairman of the Audit Committee of Cattolica Life Inc. Dublin from 2011 to July 2017 and as Chairman of BPVI Fondi Sgr SpA, Milano from April 2012 until November 2013. From 1963 to 2006, Mr. Lanzara held a number of positions with BNL spa Rome, a leading Italian banking group, including Deputy Group CEO, acting as the Chairman of the Credit Committee and Chairman of the Finance Committee. He also served as Chairman and/or director of a number of BNL controlled banks or financial companies in Europe, the United States and South America. He formerly served as a director of each of Istituto dell’Enciclopedia Italiana fondata da Giovanni Treccani Spa, Rome, Italy, the Institute of International Finance Inc. in Washington DC, Compagnie Financiere Edmond de Rothschild Banque, in Paris, France, ABI-Italian Banking Association in Rome, Italy, FITD-Interbank deposit Protection Fund, in Rome, Italy, ICC International Chamber of Commerce Italian section, Rome, Italy and Co-Chairman Round Table of Bankers and Small and Medium Enterprises, European Commission, in Brussels, Belgium. Mr. Lanzara has an economics degree (graduated magna cum laude) from the University of Naples, a law degree from the University of Naples and completed the Program for Management Development (PMD) at Harvard Business School.
Alexandre Albertini, Director
Alexandre Albertini has served on our board of directors since the closing of our initial public offering in April 2010. Mr. Albertini has more than 20 years of experience in the shipping industry. He has been employed by Marfin Management SAM, a drybulk ship management company, since 1997 and has served as its CEO since October 2010. Marfin operates 12 vessels, providing services such as technical and crew management as well as insurance, legal, financial, and information technology. In 2017, Mr. Albertini founded Factor8 Shipping SARL, a drybulk commercial management company managing 15 vessels. He also serves as President of Ant. Topic srl, a vessel and crewing agent based in Trieste, Italy. Mr. Albertini serves on the board of a private company in addition to various trade associations; BIMCO, Monaco Chamber of Shipping, Intermanager, FEDEM and since January 2016 has been a Director of The Steamship Mutual Underwriting Association (Bermuda) Limited.

Marianne Økland, Director
Marianne Økland has served on our board of directors since April 2013. Ms. Økland is also a Managing Director of Avista Partners, a London based consultancy company that provides advisory services and raises capital. In addition, she is a non-executive director at each of IDFC Limited, IDFC Alternatives (India), and the National Bank of Greece. She also serves on the Audit Committees of IDFC Limited and the National Bank of Greece. Previously, she was a non-executive director at NLB (Slovenia) and Islandsbanki (Iceland). Between 1993 and 2008, Ms. Økland held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring. Ms. Økland has led many transactions for large Nordic banks and insurance companies, and worked on some of the most significant mergers and acquisitions in these sectors. Between 1988 and 1993, Ms. Økland headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments. Ms. Økland holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.
Jose Tarruella, Director
Jose Tarruella has served on our board of directors since May 2013. Mr. Tarruella is also the founder and Chairman of Camino de Esles s.l., a high-end restaurant chain with franchises throughout Madrid, Spain, since 2007. Prior to forming Camino de Esles, Mr. Tarruella was a Director in Group Tragaluz, which owns and operates restaurants throughout Spain. Mr. Tarruella also acted as a consultant for the Spanish interests of Rank Group plc (LSE: RNK.L) a leading European gaming-based entertainment business. He has been involved in corporate relations for Esade Business School in Madrid. He earned an International MBA from Esade Business School in Barcelona and an MA from the University of Navarre in Spain.
Reidar C. Brekke, Director
Reidar C. Brekke has served on our board of directors since December 2016. Mr. Brekke has over 20 years’ experience in the international energy, container logistics and transportation sector. He also serves as a member of the board of directors of Diana Containerships Inc. (NASDAQ: DCIX), a position he has held since June 2010. Mr. Brekke has served as a board member and President of Intermodal Holdings LP, a New York based portfolio company that invests in and operates marine containers, since 2012. From 2008 to 2012, Mr. Brekke served as President of Energy Capital Solution Inc., a company that provides strategic and financial advisory services to international shipping, logistics and energy related companies. From 2003 to 2008, he served as Manager of Poten Capital Services LLC, a registered broker-dealer specialized in the maritime sector. Prior to 2003, Mr. Brekke served as Chief Financial Officer, then President and Chief Operating Officer, of SynchroNet Marine, a logistics service provider to the global container transportation industry. He also held various senior positions with AMA Capital Partners LLC (formerly American Marine Advisers), a merchant banking firm focused on the maritime and energy industries. Furthermore, Mr. Brekke has been an adjunct professor at Columbia University’s School of International and Public Affairs - Center for Energy, Marine Transportation and Public Policy. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and has an MBA from the University of Nevada, Reno.
Merrick Rayner, Director
Merrick Rayner has served on our board of directors since September 2017. Mr. Rayner has over 40 years of experience in the tanker business. From 1974 to 2003, Mr. Rayner was a broker at H. Clarkson & Company Limited shipbrokers, with experience in both the deep sea tanker chartering business as well as new and second hand vessel sale and purchase. From 1987 to 1989, Mr. Rayner served as Director of Clarkson Sale and Purchase Division. From 1989 until leaving H. Clarkson & Company Limited in 2003, he was a director of the company, and also served as a director of Clarkson Research Studies from 1992 until 2003. In 2003 Mr. Rayner joined E.A. Gibson’s shipbrokers as a broker, where he developed the company’s time charter group. He also served as a director of Gibson’s from 2012 until his retirement in 2016. Mr. Rayner currently resides in the United Kingdom.

B. Compensation
We paid an aggregate compensation of $25.7 million, $34.4 million and $42.5 million to our senior executive officers in 2017, 2016, and 2015, respectively. Executive management remuneration was as follows during these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2017	2016	2015
Short-term employee benefits (salaries)	$6,614	$8,786	$15,601
Share-based compensation (1)	19,113	25,575	26,911
Total	$25,727	$34,361	$42,512

(1)	Represents the amortization of restricted stock issued under our equity incentive plans. See Note 16 to our Consolidated Financial Statements included herein for further description.
Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus an additional fee of $10,000 for each committee on which a director serves plus an additional fee of $25,000 for each committee for which a director serves as Chairman, per year, plus an additional fee of $35,000 to the lead independent director, per year, plus $2,000 for each meeting, plus reimbursements for actual expenses incurred while acting in their capacity as a director. During the years ended December 31, 2017 and 2016, we paid an aggregate compensation of $0.8 million and $0.8 million to our directors, respectively. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under “—2013 Equity Incentive Plan.”
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
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 5,000,000 common shares for issuance under the 2013 Equity Incentive Plan and reserved a total of 7,464,175 additional common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan during the years ended December 31, 2014 and 2013. The 2013 Equity Incentive Plan was subsequently revised as follows:

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

•
In October 2017, we reserved an additional 9,501,807 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In February 2018, we reserved an additional 5,122,448 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

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
 Our board of directors may amend or terminate the 2013 Equity Incentive Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the 2013 Equity Incentive Plan will expire ten years from the date the plan was adopted.
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
In July 2016, we issued 1,864,615 shares of restricted stock to our employees, 150,000 shares to our directors and 286,500 shares to SSH employees for no cash consideration. The share price on the issuance date was $4.74 per share. The vesting schedule of the restricted stock issued to our employees and SSH employees is (i) one-third of the shares vest on June 5, 2019, (ii) one-third of the shares vest on June 5, 2020, and (iii) one-third of the shares vest on June 5, 2021. The restricted shares issued to our directors vested on June 5, 2017.
In December 2017, we issued 9,973,799 shares of restricted stock to our employees, 600,000 shares to our directors and 349,000 shares to SSH employees for no cash consideration. The share price on the issuance date was $3.09 per share. The vesting schedule of the restricted stock issued to our employees is as follows:

Number of restricted shares	Vesting date
360,439	September 5, 2019
670,262	March 2, 2020
1,258,576	June 1, 2020
1,395,762	September 4, 2020
670,262	March 1, 2021
1,258,576	June 1, 2021
1,395,762	September 3, 2021
670,259	March 1, 2022
1,258,578	June 1, 2022
1,035,323	September 2, 2022
9,973,799
The vesting schedule of the restricted stock issued to our SSH employees is (i) one-third of the shares vest on June 1, 2020, (ii) one-third of the shares vest on June 1, 2021, and (iii) one-third of the shares vest on June 1, 2022. The vesting schedule of the restricted shares issued to our directors is (i) one-third of the shares vest on September 5, 2018, (ii) one-third of the shares vest on September 5, 2019, and (iii) one-third shares vest on September 4, 2020.
There were no shares eligible for issuance under the 2013 Equity Incentive Plan as of December 31, 2017.
In February 2018, our Board of Directors approved the reloading of the 2013 Equity Incentive Plan and reserved an additional 5,122,448 common shares, par value $0.01 per share, of the Company for issuance pursuant to the plan.
In March 2018, we issued 5,002,448 shares of restricted stock to our employees and 120,000 shares to our directors for no cash consideration. The share price on the issuance date was $2.22 per share. The vesting schedule of the restricted stock issued to our employees is as follows:

Number of restricted shares	Vesting date
1,235,186	September 4, 2020
217,502	November 4, 2020
214,794	March 1, 2021
1,235,186	September 3, 2021
217,502	November 5, 2021
214,794	March 1, 2022
1,235,187	September 2, 2022
217,502	November 4, 2022
214,795	March 1, 2023
5,002,448

The vesting schedule of the restricted shares issued to our directors is (i) one-third of the shares vest on March 1, 2019, (ii) one-third of the shares vest on March 2, 2020, and (iii) one-third of the shares vest on March 1, 2021.
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
C. Board Practices
Our board of directors currently consists of nine directors, six of whom have been determined by our board of directors to be independent under the rules of the NYSE and the rules and regulations of the SEC. Our board of directors has an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee and a Regulatory and Compliance Committee, each of which is comprised of certain of our independent directors, who are Messrs. Alexandre Albertini, Ademaro Lanzara, Jose Tarruella, Reidar Brekke, Mrs. Marianne Økland and Mr. Merrick Rayner. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of the Scorpio Group that our board believes may present potential conflicts of interests between us and the Scorpio Group. The Nominating and Corporate Governance Committee is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. The Regulatory and Compliance Committee oversees our operations to minimize the environmental impact by the constant monitoring and measuring progress of our vessels. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.

D. Employees
As of December 31, 2017 and 2016, we had 22 and 19 shore based employees, respectively. SSM and SCM were responsible for our commercial and technical management.
E. Share Ownership
The following table sets forth information regarding the share ownership of our common stock as of March 22, 2018 by our directors and executive officers, including the restricted shares issued to our executive officers and to our independent directors as well as shares purchased in the open market.

Name	No. of Shares	% Owned (5)
Emanuele A. Lauro (1)	5,701,439	1.72%
Robert Bugbee (2)	5,715,721	1.72%
Cameron Mackey (3)	5,066,341	1.53%
Brian M. Lee (4)	3,781,066	1.14%
All other executive officers and directors individually	*	*

(1)	Includes 5,032,956 shares of restricted stock from the 2013 Equity Incentive Plan.

(2)	Includes 5,032,956 shares of restricted stock from the 2013 Equity Incentive Plan.

(3)	Includes 3,483,072 shares of restricted stock from the 2013 Equity Incentive Plan.

(4)	Includes 2,408,376 shares of restricted stock from the 2013 Equity Incentive Plan.

(5)	Based on 331,629,992 common shares outstanding as of March 22, 2018.
* The remaining executive officers and directors individually each own less than 1% of our outstanding shares of common stock.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A. Major shareholders.
The following table sets forth information regarding beneficial ownership of our common stock for owners of more than five percent of our common stock, of which we are aware as of March 22, 2018.

Name	No. of Shares		% Owned (5)
FMR LLC*	24,460,755	(1)	7.4%
Dimensional Fund Advisors LP*	19,049,184	(2)	5.7%
Annalisa Lolli-Ghetti	17,971,801	(3)	5.4%
Wellington Management Group LLP*	17,962,199	(4)	5.4%

(1) This information is derived from Schedule 13G/A filed with the SEC on February 13, 2018.
(2) This information is derived from Schedule 13G/A filed with the SEC on February 9, 2018.
(3) This information is derived from Schedule 13D filed with the SEC on March 6, 2018. Ms. Lolli-Ghetti is the majority shareholder of SSH, a related party to us. Ms. Lolli-Ghetti and SSH have the shared power to vote and dispose of 14,991,700 of these common shares, and Ms. Lolli-Ghetti has the sole power to vote and dispose of 2,980,101 of these common shares.
(4) This information is derived from Schedule 13G/A filed with the SEC on February 8, 2018.
(5) Based on 331,629,992 common shares outstanding as of March 22, 2018.
*Includes certain funds managed thereby.
As of March 22, 2018, we had 89 shareholders of record, 13 of which were located in the United States and held an aggregate of 311,746,649 shares of our common stock, representing 94.0% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 296,987,333 shares of our common stock, as of March 22, 2018.
Additionally, SSH currently owns 14,991,700 common shares of the Company, which it acquired through transactions directly with the Company and in open market transactions.

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
Revised Master Agreement
In December 2017, we agreed to amend the Amended and Restated Master Agreement to amend and restate the technical management agreement thereunder subject to bank consents being obtained (where required), which were subsequently obtained. On February 22, 2018, we entered into definitive documentation to memorialize the agreed amendments to the Amended and Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement, or the Revised Master Agreement, is effective as from January 1, 2018.
Pursuant to the Revised Master Agreement, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000, and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement are not expected to materially differ from the annual management fee charged prior to the amendment.
The independent members of our Board of Directors unanimously approved the revised technical management agreement described in the preceding paragraph.
Commercial and Technical Management
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the aforementioned Revised Master Agreement, which may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with the provisions of the Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Revised Master Agreement or on substantially similar terms.
SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Group Pools. When our vessels are in the Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax vessels and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third-party owned vessels. For commercial management of our vessels that do not operate in any of the Scorpio Group Pools, we pay SCM a fee of $250 per vessel per day for each LR1/Panamax and LR2/Aframax vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.
SSM’s services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Prior to January 1, 2018, we paid SSM $685 per vessel per day to provide technical management services for each of our vessels. This fee was based on contracted rates that were the same as those charged to other, third party vessels managed by SSM at the time the management agreements were entered into.  Effective January 1, 2018, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000, and certain services previously provided as part of the fixed fee are now itemized, as noted above.
In 2017, we paid a termination fee in the aggregate amount of $0.2 million under our commercial management agreement with SCM and a termination fee in the aggregate amount of $0.2 million under our technical management agreement with SSM as a result of the sales of STI Sapphire and STI Emerald.
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
Prior to September 29, 2016, we paid SSH a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. This fee was eliminated for all vessel purchase or sale agreements entered into after September 29, 2016. For the year ended December 31, 2017, we paid SSH an aggregate fee of $2.2 million in connection with the purchase and delivery of STI Galata, STI Bosphorus, STI Leblon, STI La Boca, STI San Telmo and STI Donald C. Trauscht. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Service Agreement. For the year ended December 31, 2016, we paid our Administrator $1.7 million in connection with the sales of STI Lexington, STI Mythos, STI Chelsea, STI Powai and STI Olivia and a fee of $0.6 million for the purchase and delivery of STI Lombard.
Further, pursuant to our Amended Administrative Services Agreement, our Administrator, on behalf of itself and other members of the Scorpio Group, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.
Tanker pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market, but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers. When we employ a vessel in the spot charter market, we generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. The earnings allocated to vessels (charterhire expense for the pool) are aggregated and divided on the basis of a weighted scale, or Pool Points, which reflect comparative voyage results on hypothetical benchmark routes. The Pool Point system generally favors those vessels with greater cargo-carrying capacity and those with better fuel consumption. Pool Points are also awarded to vessels capable of carrying clean products and to vessels capable of trading in certain ice conditions. We currently participate in four pools: the Scorpio LR2 Pool, the Scorpio LR1 Pool, the Scorpio MR Pool and the Scorpio Handymax Tanker Pool.
SCM is responsible for the commercial management of participating vessels in the pools, including the marketing, chartering, operating and bunker (fuel oil) purchases of the vessels. The Scorpio LR2 Pool is administered by Scorpio LR2 Pool Ltd., the Scorpio LR1 Pool is administered by Scorpio LR1 Tanker Pool Ltd, the Scorpio MR Pool is administered by Scorpio MR Pool Ltd. and the Scorpio Handymax Tanker Pool is administered by Scorpio Handymax Tanker Pool Ltd. Our founder, Chairman and Chief Executive Officer and Vice President are members of the Lolli-Ghetti family which owns all issued and outstanding stock of Scorpio LR2 Pool Ltd., Scorpio LR1 Pool Ltd., Scorpio MR Pool Ltd., and Scorpio Handymax Tanker Pool Ltd., or the Pool Entities. Taking into account the recommendations of a pool committee and a technical committee, each of which is comprised of representatives of each pool participant, the Pool Entities set the respective pool policies and issue directives to the pool participants and SCM. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days for which each vessel is available.
Our Relationship with the Scorpio Group and its Affiliates
The Scorpio Group is owned and controlled by the Lolli-Ghetti family, of which Messrs. Emanuele Lauro and Filippo Lauro are members. Annalisa Lolli-Ghetti is majority owner of the Scorpio Group (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 5.4% of our common shares. We are not affiliated with any other entities in the shipping industry other than those that are members of the Scorpio Group.
In addition, Mr. Emanuele Lauro, Mr. Robert Bugbee and other members of our senior management have a minority equity interest in SSH, our Administrator, a member of the Scorpio Group.
SCM and SSM, our commercial manager and technical manager, respectively, are also members of the Scorpio Group. For information regarding the details regarding our relationship with SCM, SSM and SSH, please see “– Management of our Fleet.”
Our board of directors consists of nine individuals, six of whom are independent directors. Three of the independent directors form the board’s Audit Committee and, pursuant to the Audit Committee charter, are required to review all potential conflicts of interest between us and related parties, including the Scorpio Group. Our three non-independent directors and all of our executive officers serve in senior management positions in certain other companies within the Scorpio Group.

Transactions with Related Parties
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated statements of income and balance sheet are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2017	2016	2015
Pool revenue(1)
Scorpio MR Pool Limited	$217,141	$248,974	$315,925
Scorpio LR2 Pool Limited	136,514	156,503	208,132
Scorpio Handymax Tanker Pool Limited	78,510	73,683	138,736
Scorpio LR1 Tanker Pool Limited	13,895	—	—
Scorpio Panamax Tanker Pool Limited	1,515	5,843	34,613
Scorpio Aframax Tanker Pool Limited	1,170	—	—
Voyage expenses(2)	(1,786)	(1,128)	(2,127)
Vessel operating costs(3)	(22,909)	(19,484)	(18,393)
Administrative expenses(4)	(10,744)	(9,462)	(7,950)

(1)
These transactions relate to revenue earned in the Scorpio Group Pools. The Scorpio Group Pools are related party affiliates. When our vessels are in the Scorpio Group Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels.

(2)
These transactions represent the expense due to SCM, a related party affiliate, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Group Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Group Pools, each vessel pays (i) flat fees of $250 per day for LR1/Panamax and LR2/Aframax vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue.  These expenses are included in voyage expenses in the consolidated statements of income or loss.

(3)
These transactions represent technical management fees charged by SSM, a related party affiliate, which are included in vessel operating costs in the consolidated statements of income or loss. SSM’s services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We believe our technical management fees are at arms-length rates as they are based on contracted rates that were the same as those charged to other vessels managed by SSM at the time the management agreements were entered into. This fee was $685 per vessel per day during the years ended December 31, 2017, 2016 and 2015.

(4)
We have an Amended Administrative Services Agreement with SSH, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party affiliate. We reimburse SSH for the reasonable direct or indirect expenses that are incurred on our behalf. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. The expenses incurred under this agreement were as follows, and were recorded in general and administrative expenses in the consolidated statement of income or loss.

•
The expense for the year ended December 31, 2017 of $10.7 million included (i) administrative fees of $9.0 million charged by SSH, (ii) restricted stock amortization of $1.2 million, which relates to the issuance of an aggregate of 1,144,000 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014, July 2015, July 2016 and December 2017, and (iii) the reimbursement of expenses of $0.5 million.

•
The expense for the year ended December 31, 2016 of $9.5 million included (i) administrative fees of $7.3 million charged by SSH, (ii) restricted stock amortization of $1.6 million, which relates to the issuance of an aggregate of 795,000 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014 and July 2015 and July 2016, and (iii) the reimbursement expenses of $0.6 million.

•
The expense for the year ended December 31, 2015 of $7.9 million included (i) administrative fees of $6.8 million charged by SSH, (ii) restricted stock amortization of $0.9 million, which relates to the issuance of an aggregate of 508,500 shares of restricted stock to SSH employees for no cash consideration in May and September 2014 and July 2015 and (iii) the reimbursement of expenses of $0.2 million.

We had the following balances with related party affiliates, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2017	2016
Assets:
Accounts receivable (due from the Scorpio Group Pools) (1)	$44,880	$40,680
Accounts receivable and prepaid expenses (SSM) (2)	6,391	4,233
Other assets (pool working capital contributions) (3)	41,401	19,217
Liabilities:
Accounts payable and accrued expenses (SSM)	766	653
Accounts payable and accrued expenses (owed to the Scorpio Group Pools)	462	15
Accounts payable and accrued expenses (SCM)	191	53
Accounts payable and accrued expenses (SSH)	190	90

(1)
Accounts receivable due from the Scorpio Group Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of December 31, 2017 and 2016 include $25.7 million and $24.1 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Group Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:

•
For vessels in the Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.

•
For vessels in the Scorpio MR Pool and Scorpio Panamax Tanker Pool, any contributions are repaid, without interest, when such vessel has earned sufficient net revenues to cover the value of such working capital contributed.  Accordingly, we classify such amounts as current (within accounts receivable).

•
For vessels in the Scorpio LR2 Pool, Scorpio Aframax Pool and Scorpio LR1 Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from each pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.

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

•
During the year ended December 31, 2017, we paid SSH an aggregate fee of $2.2 million in connection with the purchase and delivery of STI Galata, STI Bosphorus, STI Leblon, STI La Boca, STI San Telmo and STI Donald C. Trauscht. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Service Agreement. Additionally, we paid SCM an aggregate termination fee of $0.2 million that was due under the commercial management agreements and we paid SSM an aggregate termination fee of $0.2 million that was due under technical management agreements as a result of the sales of STI Emerald and STI Sapphire which have been recorded within net loss on sales of vessels within the consolidated statement of income or loss.

•
During the year ended December 31, 2016, we paid SSH an aggregate fee of $1.7 million in connection with the sales of STI Lexington, STI Mythos, STI Chelsea, STI Powai, and STI Olivia and a fee of $0.6 million for the purchase and delivery of STI Lombard. Additionally, we paid SCM an aggregate termination fee of $2.7 million that was due under the commercial management agreements and we paid SSM an aggregate termination fee of $2.5 million that was due under the technical management agreements as a result of the aforementioned vessel sales. The agreements to sell and acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Service Agreement. The aggregate fees paid to SCM, SSH and SSM as they relate to the aforementioned vessel sales, are recorded within net loss on sales of vessels within the consolidated statement of income or loss.

•
During the year ended December 31, 2015, we paid SSH an aggregate fee of $12.6 million in connection with the purchase and delivery of 29 vessels and the sales of four vessels. Additionally, as a result of the sale of STI Highlander in 2015, we paid a $0.5 million termination fee due under the vessel's commercial management agreement with SCM and a $0.5 million termination fee due under the vessel's technical management agreement with SSM. The aggregate fees paid to SCM, SSH and SSM as they relate to the aforementioned vessel sales are recorded within net loss on sales of vessels within the consolidated statement of income or loss.

In 2011, we entered into an agreement to reimburse costs to SSM as part of its supervision agreement for our newbuilding vessels. There were no costs incurred under this agreement during the years ended December 31, 2017, 2016 and 2015. We also have an agreement with SSM to supervise the eight MR product tankers that were under construction at HMD and delivered throughout 2017 and in January 2018. We paid SSM $0.7 million under this agreement during the year ended December 31, 2017. Please see "Item 3. Key Information - D. Risk Factors - Risks Related to our Relationship with the Scorpio Group and its Affiliates."
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
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of our board of directors. The timing and amount of dividends, if any, depends on, among other things, our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements and finance lease arrangements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

We are a holding company with no material assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to pay dividends, if any, depends on our subsidiaries and their ability to distribute funds to us. Our credit facilities and finance lease arrangements have restrictions on our ability, and the ability of certain of our subsidiaries, to pay dividends in the event of a default or breach of covenants under the agreements. Under such circumstances, we or our subsidiaries may not be able to pay dividends so long as we are in default or have breached certain covenants of a credit facility or finance lease arrangement without our lender’s consent or waiver of the default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.
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
During the period from our initial public offering in April 2010 through April 2013, we did not declare or pay any dividends to our shareholders. For the years ended December 31, 2017, 2016 and 2015, we paid aggregate dividends to our shareholders in the amount of $9.6 million, $86.9 million and $87.1 million, respectively. We have paid the following dividends per share in respect of the periods set forth below:

Date Paid	Dividends per Share
March 30, 2015	$0.120
June 10, 2015	$0.125
September 4, 2015	$0.125
December 11, 2015	$0.125
March 30, 2016	$0.125
June 24, 2016	$0.125
September 29, 2016	$0.125
December 22, 2016	$0.125
March 30, 2017	$0.010
June 14, 2017	$0.010
September 29, 2017	$0.010
December 28, 2017	$0.010
March 27, 2018*	$0.010
*Dividend is scheduled to be paid on or about March 27, 2018.
B. Significant Changes
There have been no significant changes since the date of the annual consolidated financial statements included in this report, other than as described in Note 25-Subsequent Events to our consolidated financial statements included herein.
ITEM 9. OFFER AND THE LISTING
A. Offer and Listing Details
Since our initial public offering, our shares of common stock have traded on the NYSE under the symbol “STNG”. The high and low market prices for our shares of common stock on the NYSE are presented for the periods listed below:

For the Year Ended	High	Low
December 31, 2013	$12.48	$6.92
December 31, 2014	11.91	6.48
December 31, 2015	11.64	7.50
December 31, 2016	7.99	3.61
December 31, 2017	4.93	2.99

For the Quarter Ended:	High	Low
March 31, 2016	$7.99	$4.66
June 30, 2016	6.70	4.10
September 30, 2016	5.53	4.05
December 31, 2016	5.00	3.61
March 31, 2017	4.93	3.50
June 30, 2017	4.60	3.42
September 30, 2017	4.18	3.20
December 31, 2017	3.73	2.99
March 31, 2018 (through and including March 22, 2018)	3.33	2.07

Most Recent Six Months:	High	Low
September 2017	$4.09	$3.27
October 2017	3.73	3.41
November 2017	3.61	3.09
December 2017	3.31	2.99
January 2018	3.33	2.48
February 2018	2.65	2.24
March 2018 (through and including March 22, 2018)	2.43	2.07
B. Plan of Distribution
Not applicable.
C. Markets
Our common shares are listed for trading on the NYSE under the symbol “STNG.” In addition, our Senior Notes Due 2020 are listed for trading on the NYSE under the symbol “SBNA”, and our Senior Notes Due 2019 are listed for trading on the NYSE under the symbol “SBBC.”
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
Authorized capitalization
Under our amended and restated articles of incorporation, as amended, we have authorized 425,000,000 registered shares, consisting of 400,000,000 common shares, par value $0.01 per share, of which 331,629,992 shares were issued and outstanding as of March 22, 2018 and 25,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.
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
Our amended and restated articles of incorporation require our board of directors to consist of at least one member. Our board of directors consists of nine members. Our amended and restated bylaws may be amended by the vote of a majority of our entire board of directors.
Directors are elected annually on a staggered basis, and each shall serve for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors, as advised by our Compensation Committee, has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

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
Advance notice requirements for shareholder proposals and director nominations
Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one-year anniversary of the immediately preceding annual meeting of shareholders. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.
Classified board of directors
As described above, our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. Accordingly, approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.
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
C. Material Contracts
Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. We refer you to “Item 6. Directors, Senior Management and Employees—B. Compensation—2013 Equity Incentive Plan” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of these agreements.

Other than as set forth above, there were no material contracts, other than contracts entered into in the ordinary course of business, to which we were a party during the two-year period immediately preceding the date of this annual report.
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

For our 2017 taxable tax year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.
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
In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In order to benefit from this exception to the 5% Override Rule, we must satisfy certain substantiation requirements in regards to the identity of our 5% Shareholders.
We believe that we currently satisfy the Publicly-Traded Test and intend to take this position on our United States federal income tax return for the 2017 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.
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
To the extent our United States source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at rates of up to 35% for the 2017 taxable year and a rate of 21% for 2018 and future taxable years. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.
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
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a United States Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder’s tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

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

Dividends on Common Stock
A Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to his common shares, unless that income is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is subject to United States federal income tax only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.
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

Individuals who are United States Holders (and to the extent specified in applicable Treasury Regulations, certain individuals who are Non- United States Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury Regulations, an individual Non- United States Holder or a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required IRS Form 8938 is filed. United States Holders (including United States entities) and Non- United States Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.
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
Based on the floating rate debt at December 31, 2017 and 2016, a one-percentage point increase in the floating interest rate would increase interest expense by $22.7 million and $15.0 million per year, respectively. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of December 31,
In thousands of U.S. dollars	2018	2019 - 2020	2021 - 2022	Thereafter
Principal payments floating rate debt (unhedged)	$158,405	$497,016	$1,079,029	$535,698
Principal payments fixed rate debt	10,401	482,497	25,494	50,591
Total principal payments on outstanding debt	$168,806	$979,513	$1,104,523	$586,289
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. We currently have five vessels on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $36.6 million and $31.1 million for the years ended December 31, 2017 and 2016, respectively.

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
See Note 24 to our Consolidated Financial Statements included herein for additional information.
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
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15e ) as of December 31, 2017. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2017 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
B. Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2017 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting was effective as of December 31, 2017 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
The Company’s internal control over financial reporting, at December 31, 2017, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. Their audit report on the effectiveness of internal control over financial reporting is presented in “Item 18. Financial Statements.”
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
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Conduct and Ethics applicable to the Company's officers, directors, employees and agents, which complies with applicable guidelines issued by the SEC. Our Code of Conduct and Ethics as in effect on the date hereof, has been filed as an exhibit to this annual report and is also available on our website at www.scorpiotankers.com.
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
A. Audit Fees
Our principal accountant for fiscal years ended December 31, 2017 and 2016 was PricewaterhouseCoopers Audit and the audit fee for those periods was $652,510 and $601,037, respectively.
During 2017, our principal accountant, PricewaterhouseCoopers Audit, or its affiliates, provided additional services related to (i) the April 2017 issuance of our Senior Notes due 2019, (ii) the May 2017 underwritten offering of our common stock, (iii) the Merger with NPTI and (iv) the December 2017 underwritten offering of our common stock. The aggregate fees for these services were $395,184.
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
ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth the stock purchase activity of affiliated purchasers of the Company during 2017.

Name	Period	Total Number of Common Shares Purchased		Average Price Paid per Common Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Amount that May Yet Be Purchased Under the Plans or Programs
Scorpio Services Holding Ltd.	February 2017	1,475,000	(1)	$4.31	N/A	N/A
Scorpio Services Holding Ltd.	March 2017	200,000	(1)	$3.81	N/A	N/A
Scorpio Services Holding Ltd.	May 2017	5,000,000	(2)	$4.00	N/A	N/A
Scorpio Services Holding Ltd.	November 2017	6,666,700	(3)	$3.00	N/A	N/A
(1) Purchased in the open market.
(2) Purchased in the underwritten public offering of the Company’s common shares that closed on May 30, 2017.
(3) Purchased in the underwritten public offering of the Company’s common shares that closed on December 1, 2017.

In May 2015, our Board of Directors authorized a new Securities Repurchase Program, or the Securities Repurchase Program, to purchase up to an aggregate of $250 million of our common stock and bonds, the latter of which currently consists of our (i) Convertible Notes, (ii) Senior Notes Due 2020 (NYSE: SBNA), and (iii) Senior Notes Due 2019 (NYSE: SBBC). This program replaced our stock buyback program that was previously announced in July 2014 and was terminated in conjunction with this new repurchase program.
In April 2017, we repurchased an aggregate of 250,419 of our Senior Notes due 2017 for aggregate consideration of $6.3 million, which was the result of the cash tender offer of such notes. The remaining Senior Notes due 2017 matured in October 2017 and were repaid in full. There were no equity securities (which solely consist of our common shares) purchased under the Securities Repurchase Program during the year ended December 31, 2017.
We had $147.1 million remaining available under our Securities Repurchase Program as of March 22, 2018. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
There were 331,629,992 common shares outstanding as of March 22, 2018.

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
There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Marshall Islands law and our bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2017 and through the date of this annual report, our non-management directors met in executive session five times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The financial information required by this Item is set forth beginning on page F-1 and is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated Bylaws of the Company (3)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (9)
2.1	Form of Stock Certificate (1)
2.2	Form of Senior Debt Securities Indenture (4)
2.3	Form of Subordinated Debt Securities Indenture (4)
2.4	Base Indenture, dated May 12, 2014, by and between the Company and Deutsche Bank Trust Company (7)
2.5
Supplemental Indenture to the Base Indenture, dated May 12, 2014, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 6.75% Senior Notes due 2020 (7)

2.6	Indenture, dated June 30, 2014, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 2.375% Convertible Notes due 2019 (9)
2.7
Second Supplemental Indenture to the Base Indenture, dated October 31, 2014, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 7.50% Senior Notes due 2017 (8)

2.8	Third Supplemental Indenture, dated March 31, 2017, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company's 8.25% Senior Notes due 2019 (11)
4.1	2013 Amended and Restated Equity Incentive Plan (6)
4.2	Administrative Services Agreement between the Company and Liberty Holding Company Ltd. (2)
4.2(a)	Deed of Amendment between the Company, SSH, SCM and SSM dated September 29, 2016 (10)
4.3	Master Agreement between the Company, SSM and SCM dated January 24, 2013 (5)
4.3(a)	Amended and Restated Master Agreement between the Company, SSM and SCM dated November 15, 2016 (10)
4.3(b)	Amended and Restated Master Agreement between the Company, SSM and SCM dated February 21, 2018
8.1	Subsidiaries of the Company
11.1	Code of Conduct and Ethics
11.2	Whistleblower Policy (6)
11.3	Whistleblower Policy - Environmental (6)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Drewry Shipping Consultants, Ltd.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

(1)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 1) (File No. 333-164940) on March 10, 2010, and incorporated by reference herein.

(2)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010, and incorporated by reference herein.

(3)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on June 29, 2010, and incorporated by reference herein.

(4)	Filed as an Exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-173929) on May 4, 2011, and incorporated by reference herein.

(5)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F on March 29, 2013, and incorporated by reference herein.

(6)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 31, 2014, and incorporated by reference herein.

(7)	Filed as an Exhibit to the Company’s Report on Form 6-K on May 13, 2014, and incorporated by reference herein.

(8)	Filed as an Exhibit to the Company’s Report on Form 6-K on October 31, 2014, and incorporated by reference herein.

(9)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 31, 2015, and incorporated by reference herein.

(10)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 16, 2017, and incorporated by reference herein.

(11)	Filed as an Exhibit to the Company’s Report on Form 6-K on March 31, 2017, and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Dated: March 23, 2018

Scorpio Tankers Inc.
(Registrant)

/s/ Emanuele Lauro
Emanuele Lauro
Chief Executive Officer

SCORPIO TANKERS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Scorpio Tankers Inc. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PRICEWATERHOUSECOOPERS AUDIT

Marseille, France

March 23, 2018

We have served as the Company’s auditor since 2013.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2017 and 2016

		As of
In thousands of U.S. dollars	Notes	December 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	3	$186,462	$99,887
Accounts receivable	5	65,458	42,329
Prepaid expenses and other current assets	4	17,720	9,067
Derivative financial instruments	14	—	116
Inventories		9,713	6,122
Total current assets		279,353	157,521
Non-current assets
Vessels and drydock	6	4,090,094	2,913,254
Vessels under construction	7	55,376	137,917
Other assets	9	50,684	21,495
Goodwill	2	11,482	—
Restricted cash	10	11,387	—
Total non-current assets		4,219,023	3,072,666
Total assets		$4,498,376	$3,230,187
Current liabilities
Current portion of long-term debt	13	113,036	353,012
Finance lease liability	13	50,146	—
Accounts payable	11	13,044	9,282
Accrued expenses	12	32,838	23,024
Total current liabilities		209,064	385,318
Non-current liabilities
Long-term debt	13	1,937,018	1,529,669
Finance lease liability	13	666,993	—
Total non-current liabilities		2,604,011	1,529,669
Total liabilities		2,813,075	1,914,987
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 400,000,000 shares authorized; 326,507,544 and 174,629,755 issued and outstanding shares as of December 31, 2017 and December 31, 2016, respectively.	16	3,766	2,247
Additional paid-in capital	16	2,283,591	1,756,769
Treasury shares	16	(443,816)	(443,816)
Accumulated deficit		(158,240)	—
Total shareholders’ equity		1,685,301	1,315,200
Total liabilities and shareholders’ equity		$4,498,376	$3,230,187

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Income or Loss
For the years ended December 31, 2017, 2016 and 2015

		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	Notes	2017	2016	2015
Revenue
Vessel revenue	18	$512,732	$522,747	$755,711
Operating expenses
Vessel operating costs		(231,227)	(187,120)	(174,556)
Voyage expenses		(7,733)	(1,578)	(4,432)
Charterhire	19	(75,750)	(78,862)	(96,865)
Depreciation	6	(141,418)	(121,461)	(107,356)
General and administrative expenses	20	(47,511)	(54,899)	(65,831)
Loss on sales of vessels, net	6	(23,345)	(2,078)	(35)
Merger transaction related costs	2	(36,114)	—	—
Bargain purchase gain	2	5,417	—	—
Write-off of vessel purchase options		—	—	(731)
Gain on sale of Dorian shares		—	—	1,179
Total operating expenses		(557,681)	(445,998)	(448,627)
Operating (loss) / income		(44,949)	76,749	307,084
Other (expense) and income, net
Financial expenses	21	(116,240)	(104,048)	(89,596)
Realized (loss) / gain on derivative financial instruments	14	(116)	—	55
Unrealized gain / (loss) on derivative financial instruments	14	—	1,371	(1,255)
Financial income		1,538	1,213	145
Other expenses, net		1,527	(188)	1,316
Total other expense, net		(113,291)	(101,652)	(89,335)
Net (loss) / income		$(158,240)	$(24,903)	$217,749
Attributable to:
Equity holders of the parent		$(158,240)	$(24,903)	$217,749
(Loss) / earnings per share
Basic	23	$(0.73)	$(0.15)	$1.35
Diluted	23	$(0.73)	$(0.15)	$1.20
Basic weighted average shares outstanding	23	215,333,402	161,118,654	161,436,449
Diluted weighted average shares outstanding	23	215,333,402	161,118,654	199,739,326
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income or Loss
For the years ended December 31, 2017, 2016 and 2015

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2017	2016	2015
Net (loss) / income		$(158,240)	$(24,903)	$217,749
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Change in value of available for sale investment		—	—	10,801
Cash flow hedges
Unrealized gain on derivative financial instruments	14	—	—	77
Other comprehensive income		—	—	10,878
Total comprehensive (loss) / income		$(158,240)	$(24,903)	$228,627
Attributable to:
Equity holders of the parent		$(158,240)	$(24,903)	$228,627

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2017, 2016 and 2015

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	(Accumulated deficit) / retained earnings	Accumulated other comprehensive (loss) / income	Total
Balance as of January 1, 2015	164,574,542	$2,033	$1,550,956	$(351,283)	$(27,980)	$(10,878)	$1,162,848
Net income for the period	—	—	—	—	217,749	—	217,749
Other comprehensive income	—	—	—	—	—	10,878	10,878
Net proceeds from follow on offerings	17,177,123	172	152,022	—	—	—	152,194
Issuance of restricted stock	1,857,444	19	(19)	—	—	—	—
Amortization of restricted stock	—	—	33,687	—	—	—	33,687
Dividends paid, $0.495 per share (1)	—	—	(6,945)	—	(80,111)	—	(87,056)
Purchase of treasury shares	(8,273,709)	—	—	(76,028)	—		(76,028)
Equity component of repurchase of the Convertible Notes (see Note 13)	—	—	(387)	—	—	—	(387)
Balance as of December 31, 2015	175,335,400	$2,224	$1,729,314	$(427,311)	$109,658	$—	$1,413,885

Balance as of January 1, 2016	175,335,400	$2,224	$1,729,314	$(427,311)	$109,658	$—	$1,413,885
Net loss for the period	—	—	—	—	(24,903)	—	(24,903)
Issuance of restricted stock, net of forfeitures	2,251,115	23	(23)	—	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	30,207	—	—	—	30,207
Dividends paid, $0.50 per share (1)	—	—	(2,168)	—	(84,755)	—	(86,923)
Purchase of treasury shares	(2,956,760)	—	—	(16,505)	—	—	(16,505)
Equity issuance costs	—	—	(24)	—	—	—	(24)
Equity component of repurchase of the Convertible Notes (see Note 13)	—	—	(537)	—	—	—	(537)
Balance as of December 31, 2016	174,629,755	$2,247	$1,756,769	$(443,816)	$—	$—	$1,315,200

Balance as of January 1, 2017	174,629,755	$2,247	$1,756,769	$(443,816)	$—	$—	$1,315,200
Net loss for the period	—	—	—	—	(158,240)	—	(158,240)
Net proceeds from follow on offerings of common stock	84,500,000	845	287,599	—	—	—	288,444
Issuance of restricted stock, net of forfeitures	10,877,799	109	(109)	—	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	22,385	—	—	—	22,385
Dividends paid, $0.04 per share (1)	—	—	(9,561)	—	—	—	(9,561)
Shares issued as consideration for merger with NPTI, $4.02 per share	54,999,990	550	220,550	—	—	—	221,100
Warrants exercised relating to merger with NPTI	1,500,000	15	5,958	—	—	—	5,973
Balance as of December 31, 2017	326,507,544	$3,766	$2,283,591	$(443,816)	$(158,240)	$—	$1,685,301
(1) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Cash Flow Statements
For the years ended December 31, 2017, 2016 and 2015

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2017	2016	2015
Operating activities
Net (loss) / income		$(158,240)	$(24,903)	$217,749
Gain on sale of Dorian Shares		—	—	(1,179)
Loss from sales of vessels	6	23,345	2,078	35
Write-off of vessel purchase options		—	—	731
Depreciation	6	141,418	121,461	107,356
Amortization of restricted stock	16	22,385	30,207	33,687
Amortization of deferred financing fees	13	13,381	14,149	14,688
Write-off of deferred financing fees	13	2,467	14,479	2,730
Bargain purchase gain	2	(5,417)	—	—
Share based merger transaction costs	2	5,973	—	—
Unrealized (gain) / loss on derivative financial instruments	14	—	(1,371)	1,255
Amortization of acquired time charter contracts		—	65	513
Accretion of Convertible Notes	13	12,211	11,562	11,096
Accretion of fair market measurement on debt assumed from merger with NPTI	13	1,478	—	—
Gain on repurchase of Convertible Notes	13	—	(994)	(46)
		59,001	166,733	388,615
Changes in assets and liabilities:
(Increase) / decrease in inventories		(1,319)	564	(1,909)
(Increase) / decrease in accounts receivable		(1,478)	26,688	9,184
Decrease / (increase) in prepaid expenses and other current assets		12,219	(5,546)	(1,615)
(Increase) / decrease in other assets		(22,651)	2,045	(14,153)
Increase / (decrease) in accounts payable		3,694	(2,487)	775
(Decrease) / increase in accrued expenses		(7,665)	(9,486)	11,206
Interest rate swap termination payment		—	—	(128)
		(17,200)	11,778	3,360
Net cash inflow from operating activities		41,801	178,511	391,975
Investing activities
Acquisition of vessels and payments for vessels under construction		(258,311)	(126,842)	(905,397)
Proceeds from disposal of vessels		127,372	158,175	90,820
Net cash paid for the merger with NPTI		(23,062)	—	—
Drydock payments		(5,922)	—	—
Proceeds from sale of Dorian shares		—	—	142,436
Deposit returned for vessel purchases		—	—	(31,277)
Net cash (outflow) / inflow from investing activities		(159,923)	31,333	(703,418)
Financing activities
Debt repayments		(546,296)	(753,431)	(226,260)
Issuance of debt		525,642	565,028	643,550
Debt issuance costs		(11,758)	(10,679)	(8,497)

Increase in restricted cash	(2,279)	—	—
Repayment of Convertible Notes	—	(8,393)	(1,632)
Gross proceeds from issuance of common stock	303,500	—	159,747
Equity issuance costs	(15,056)	(24)	(7,554)
Dividends paid	(9,561)	(86,923)	(87,056)
Redemption of NPTI Redeemable Preferred Shares	(39,495)	—	—
Repurchase of common stock	—	(16,505)	(76,028)
Net cash inflow / (outflow) from financing activities	204,697	(310,927)	396,270
Increase / (decrease) in cash and cash equivalents	86,575	(101,083)	84,827
Cash and cash equivalents at January 1,	99,887	200,970	116,143
Cash and cash equivalents at December 31,	$186,462	$99,887	$200,970
Supplemental information:
Interest paid	$92,034	$69,008	$63,418

As of December 31, 2015, we accrued $13.8 million for installment payments on newbuilding vessels. These payments were made in January 2016. These items represent the significant non-cash transactions incurred during the years ended December 31, 2017, 2016 and 2015.
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
In May 2017, we entered into definitive agreements to acquire Navig8 Product Tankers Inc ("NPTI"), including its fleet of 12 LR1 and 15 LR2 product tankers for approximately 55 million common shares of the Company and the assumption of NPTI's debt (herein referred to as "the Merger"). Part of the business was acquired in June 2017 when we acquired four subsidiaries of NPTI that owned four LR1 product tankers (the "NPTI Acquisition Vessels”), and the other part was acquired in September 2017 (the "September Closing") when the Merger closed.
Following the closing of the Merger, our fleet as of December 31, 2017 consisted of 107 owned or finance leased product tankers (14 Handymax, 43 MR, 12 LR1 and 38 LR2), 19 time or bareboat chartered-in product tankers (nine Handymax, nine MR and one LR2) and two MR product tankers under construction.
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
Basis of accounting
The consolidated financial statements incorporate the financial statements of Scorpio Tankers Inc. and its subsidiaries. The consolidated financial statements have been presented in United States dollars, or USD or $, which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries, and have been authorized for issue by the Board of Directors on March 22, 2018. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board and on a historical cost basis, except for the revaluation of certain financial instruments.
All inter-company transactions, balances, income and expenses were eliminated on consolidation.
Going concern
The financial statements have been prepared in accordance with the going concern basis of accounting as described further in the “Liquidity risk” section of Note 24.
Significant Accounting Policies
The following is a discussion of our significant accounting policies that were in effect during the years ended December 31, 2017, 2016 and 2015. Beginning on January 1, 2018, we changed the methodology for recognizing revenue and voyage expenses to comply with the new accounting standards. This new accounting policy is discussed below under Standards and Interpretations issued and adopted in 2018.
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

(3)
Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. Revenue from voyage charter agreements was recognized as voyage revenue on a pro-rata basis over the duration of the voyage on a discharge to discharge basis. In the application of this policy, we did not begin recognizing revenue until (i) the amount of revenue could be measured reliably, (ii) it was probable that the economic benefits associated with the transaction would flow to the entity, (iii) the transactions stage of completion at the balance sheet date could be measured reliably and (iv) the costs incurred and the costs to complete the transaction could be measured reliably.

Voyage expenses
Voyage expenses, which primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters, were expensed ratably over the estimated length of each voyage, which can be allocated between reporting periods based on the timing of the voyage. The impact of recognizing voyage expenses ratably over the length of each voyage was not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Consistent with our revenue recognition for voyage charters, voyage expenses were calculated on a discharge-to-discharge basis.
The procurement of these services is managed on our behalf by our commercial manager, SCM (see Note 17).
Vessel operating costs
Vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lubricating oil consumption, communication expenses, and technical management fees, are expensed as incurred for vessels that are owned, finance leased or bareboat chartered-in. The procurement of these services is managed on our behalf by our technical manager, SSM (see Note 17).
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
In the years ended December 31, 2017, 2016 and 2015, there were potentially dilutive items as a result of our Equity Incentive Plans (see Note 16) and our convertible senior notes due 2019, or the Convertible Notes, (as described in Note 13). Potentially dilutive items related to our Equity Incentive Plans and Convertible Notes were excluded from the composition of diluted earnings per share for the years ended December 31, 2017 and December 31, 2016 because their effect would have been anti-dilutive.
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
In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statements of income or loss. The amounts charged to the consolidated statements of income or loss during the years ended December 31, 2017, 2016 and 2015 were not material.
Segment reporting
During the years ended December 31, 2017, 2016 and 2015, we owned, finance leased or chartered-in vessels spanning four different vessel classes, Handymax, MR, LR1/Panamax and LR2/Aframax, all of which earn revenues in the seaborne transportation of refined petroleum products in the international shipping markets. Each vessel within its respective class qualifies as an operating segment under IFRS. However, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.
Segment results are evaluated based on reported income or loss from each segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of our consolidated financial statements.
It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market.
Vessels under construction
As of December 31, 2017 and 2016, we had two and ten vessels under construction, respectively. Vessels under construction are measured at cost and include costs incurred that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These costs include installment payments made to the shipyards, directly attributable financing costs, professional fees and other costs deemed directly attributable to the construction of the asset.
Vessels and drydock
Our fleet is measured at cost, which includes directly attributable financing costs and the cost of work undertaken to enhance the capabilities of the vessels, less accumulated depreciation and impairment losses.
Depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from date of delivery. Vessels under construction are not depreciated until such time as they are ready for use. The residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four-year average scrap market rates available at the balance sheet date with changes accounted for in the period of change and in future periods.
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
Business combinations
As described above, we acquired NPTI in two separate transactions. Part of the business was acquired in June 2017 when we acquired the NPTI Acquisition Vessels, and the other part was acquired at the September Closing.
We have accounted for these transactions as business combinations using the acquisition method of accounting as set forth in IFRS 3 Business Combinations, with the Company determined as the accounting acquirer under this guidance. Accordingly, we have measured the identifiable assets acquired and the liabilities assumed at their acquisition date fair values. The consideration transferred has been measured at fair value, with the fair value of the approximately 55 million common shares issued in September 2017 based on the price of such shares on the date of acquisition. The difference between the fair value of the net assets acquired and the fair value of the consideration transferred has been recorded as a bargain purchase gain with respect to the acquisition of the four LR1 tankers in June 2017 and goodwill with respect to the acquisition of the remaining fleet in September 2017. Acquisition related costs have been expensed as incurred. This transaction is further described in Note 2.
Purchase price allocation and goodwill
As of December 31, 2017, goodwill arising from the Merger was provisional on the basis that we are still evaluating the quality and performance characteristics of the vessels acquired. Therefore, as of December 31, 2017 provisional goodwill had not been allocated to a cash generating unit. Once the purchase price allocation is finalized, goodwill arising from the Merger will be allocated to the cash generating units within each of the respective operating segments (LR2s and LR1s) and tested for impairment accordingly.
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
Recoverable amount is the higher of the fair value less cost to sell (determined by taking into consideration two independent broker valuations) and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
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
Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in the statement of income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in Note 24.
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
Available for sale financial assets consisted of our investment in Dorian LPG Ltd., which was sold in July 2015.

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
Restricted cash
During 2017, we placed deposits in debt service reserve accounts under the terms and conditions set forth under our 2017 Credit Facility. Additionally, as part of the acquisition of NPTI and the assumption of NPTI's indebtedness (as further described in Note 13), we are required to maintain debt service reserve accounts under certain of NPTI's secured credit facilities and sale leaseback arrangements. Funds held in these accounts will be released upon the maturity of such facilities and have accordingly been accounted for as non-current restricted cash on our consolidated balance sheet.
 Financial liabilities
Financial liabilities are classified as either financial liabilities at FVTPL or ‘other financial liabilities’.
Financial liabilities at FVTPL
Financial liabilities are classified as at FVTPL where the financial liability is held for trading, using the criteria set out above for financial assets.
Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognized in the statement of income or loss. The net gain or loss recognized in the statement of income or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in Note 24.
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

Convertible debt instruments
In June 2014, we completed an offering for $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the Convertible Notes, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities’ Act of 1933 (as further described in Note 13). Under International Accounting Standard 32, or IAS 32, we must separately account for the liability and equity components of convertible debt instruments (such as the Convertible Notes) in a manner that reflects the issuer’s economic interest cost. Under this methodology, the instrument is split between its liability and equity components upon initial recognition. The fair value of the liability is measured first, by estimating the fair value of a similar liability that does not have any associated equity conversion option. This becomes the liability’s carrying amount at initial recognition, which is recorded as part of Debt on the consolidated balance sheet. The equity component (the conversion feature) is assigned the residual amount after deducting the amount separately determined for the liability component from the fair value of the instrument as a whole and is recorded as part of Additional paid-in capital within stockholders’ equity on the consolidated balance sheet. Issuance costs are allocated proportionately between the liability and equity components.
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
Derivative financial instruments
Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in income or loss depends on the nature of the hedging relationship. During the year ended December 31, 2015, we designated certain derivatives as hedges of highly probable forecast transactions (cash flow hedges) as described further below.
A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months, and it is not expected to be realized or settled within 12 months.
Our derivative financial instruments for the years ended December 31, 2017, 2016 and 2015 consisted of interest rate swaps and/or profit or loss sharing arrangements on time chartered-in vessels with third parties. See Note 14 for further description of these instruments.
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
Derivative financial instruments are initially recognized on the balance sheet at fair value at the date the derivative contract is entered into and are subsequently measured at their fair value as derivative assets or derivative liabilities, respectively. Changes in the fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in other comprehensive income. Changes in fair value of a portion of a hedge deemed to be ineffective are recognized in income or loss. Hedge effectiveness is measured quarterly.
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

For the year ended December 31, 2015 we were party to derivative financial instruments to manage our exposure to interest rate fluctuations on our 2011 Credit Facility and 2010 Revolving Credit Facility. The interest rate swaps relating to the 2011 Credit Facility were designated and accounted for as cash flow hedges, and the interest rate swaps relating to the 2010 Revolving Credit Facility were designated at fair value through profit or loss for the years ended December 31, 2015. The interest rate swaps under our 2010 Revolving Credit Facility were terminated in March 2015 and the interest rate swaps under our 2011 Credit Facility expired in June 2015 as further described in Note 14.
Lease Financing
During 2017, we entered into sale and leaseback transactions in which certain of our vessels were sold to a third party and then leased back to us under bareboat charter-in arrangements. In certain of these transactions, the criteria necessary to recognize a sale of these vessels were not met as the terms of these transactions were such that we never part with the risks and rewards incident to ownership of the vessel, which includes an assessment of the likelihood of the exercise of purchase options contained within the contracts. Accordingly, these transactions have been accounted for as financing arrangements, with the liability under each arrangement recorded at amortized cost using the effective interest method and the corresponding vessels recorded at cost, less accumulated depreciation, on our consolidated balance sheet. All of these arrangements are further described in Note 13.
Conversely, certain of our other sale and leaseback transactions that were entered into during 2017 met the criteria as sales and operating leasebacks as set forth under IAS 17, Leases. Accordingly, the losses on the sales of these assets were recognized when the vessels were designated as held for sale. These transactions are further described in Note 6.
Equity instruments
An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.
We had 326,507,544 and 174,629,755 registered shares authorized, issued and outstanding with a par value of $0.01 per share at December 31, 2017 and December 31, 2016, respectively. These shares provide the holders with the same rights to dividends and voting rights.
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
Restricted stock
The restricted stock awards granted under our equity incentive plans as described in Note 16 contain only service conditions and are classified as equity settled. Accordingly, the fair value of our restricted stock awards was calculated by multiplying the average of the high and low share price on the grant date and the number of restricted stock shares granted that are expected to vest.  In accordance with IFRS 2 “Share Based Payment,” the share price at the grant date serves as a proxy for the fair value of services to be provided by the individual under the plan.
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
The significant judgments and estimates are as follows:
Revenue recognition
Our revenue is primarily generated from time charters, spot voyages, or pools (see Note 18 for the components of our revenue generated during the years ended December 31, 2017, 2016 and 2015). Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.
We generated revenue from spot voyages during the year ended December 31, 2017. Within the shipping industry, prior to January 1, 2018 (as discussed below under Standards and Interpretations issued and adopted in 2018), there were two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage was the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages were calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believed that the discharge-to-discharge basis of calculating voyages more accurately estimated voyage results than the load-to-load basis. In the application of this policy, we did not begin recognizing revenue until (i) the amount of revenue could be measured reliably, (ii) it was probable that the economic benefits associated with the transaction would flow to the entity, (iii) the transactions stage of completion at the balance sheet date could be measured reliably and (iv) the costs incurred and the costs to complete the transaction could be measured reliably.
Vessel impairment
We evaluate the carrying amounts of our vessels and vessels under construction to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).
Recoverable amount is the higher of fair value less costs to sell (determined by taking into consideration two independent broker valuations) and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing fair value less costs to sell of the vessel, we obtain vessel valuations for our operating vessels from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. We generally do not obtain vessel valuations for vessels under construction. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less costs to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.
For the period ended December 31, 2017, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we compared the carrying amount of our vessels to their fair values less costs to sell (determined by taking into consideration two independent broker valuations). If the carrying amount of our vessels was greater than the fair values less costs to sell, we prepared a value in use calculation where we estimated the vessel’s future cash flows based on a combination of the latest, published, forecast time charter rates for the next three years, a growth rate of 2.47% in freight rates in each period thereafter (which is based off of historical and forecast inflation rates) and our best estimates of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value, using a pre-tax discount rate of 8.03%.
At December 31, 2017, we had 107 vessels in our fleet and two vessels under construction. The results of our impairment test were as follows:

•	Eight of our owned or financed leased vessels in our fleet had fair values less cost to sell more than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
99 of our 107 owned or finance leased vessels in our fleet had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

•
We did not obtain independent broker valuations for our two vessels under construction. To assess their carrying values for impairment, we prepared value in use calculations which resulted in no impairment being recognized.

Vessel lives and residual value
The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four-year scrap market rate average at the balance sheet date.
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
Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2017
Standards and interpretations adopted during the period

•	Annual improvements for IFRS Standards 2014 - 2016 cycle

•	IAS 12 - Recognition of deferred tax assets for unrealized losses

•	IAS 7 - Disclosure initiative - statement of cash flows
The adoption of these standards did not have a material impact on these consolidated financial statements.
Standards and Interpretations issued and adopted in 2018
IFRS 15, Revenue from Contracts with Customers, was issued by the International Accounting Standards Board on May 28, 2014. IFRS 15 amends the existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. IFRS 15 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2018. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the “modified retrospective method”). We are applying the modified retrospective method upon the date of transition. Our revenue is primarily generated from time charters, participation in pooling arrangements and in the spot market. Of these revenue streams, revenue generated in the spot market is within the scope of IFRS 15. Revenue generated from time charters and from pooling arrangements are within the scope of IFRS 16, Leases, which is discussed further below.
For vessels operating in the spot market, we are recognizing revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the time period over which revenue is recognized has changed from the previous accounting standard. Prior to the commencement of IFRS 15, revenue from voyage charter agreements was recognized as voyage revenue on a pro-rata basis over the duration of the voyage on a discharge to discharge basis. In the application of this policy, we did not begin recognizing revenue until (i) the amount of revenue could be measured reliably, (ii) it was probable that the economic benefits associated with the transaction would flow to the entity, (iii) the transactions stage of completion at the balance sheet date could be measured reliably, and (iv) the costs incurred and the costs to complete the transaction could be measured reliably. However, under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. Moreover, costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.

The future impact of this standard will be dependent upon the number of vessels that are operating in the spot market, on voyage charters, at the end of each period. There were two vessels operating on voyage charters as of December 31, 2017, and the application of this standard would have resulted in a $0.2 million reduction in revenue and a $0.2 million reduction in voyage expenses for the year ended December 31, 2017.
Standards and Interpretations issued yet not adopted
IFRS 16, Leases, was issued by the International Accounting Standards Board on January 13, 2016. IFRS 16 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 amends the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from use of the identified asset and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing pool and time charter-out arrangements meet the definition of leases under IFRS 16, with the Company as lessor, on the basis that the pool or charterer manages the vessels in order to enter into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use.
Moreover, under IFRS 16, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component will be quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components. These components will be accounted for as follows:
•All fixed lease revenue earned under these arrangements will be recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements will be recognized as it is earned, since it is 100% variable.
•The non-lease component will be accounted for as services revenue under IFRS 15. This revenue will be recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
We expect that the application of the above principles will not result in a material difference to the amount of revenue recognized under our existing accounting policies for pool and time-out charter arrangements.
IFRS 16 also amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Based on our operating fleet as of December 31, 2017, the standard will result in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to our existing bareboat chartered-in vessel commitments that are currently reported as operating leases. We do not expect this standard to impact the accounting for our existing time chartered-in vessels which are scheduled to expire in the first quarter of 2019, however this standard will result in the recognition of right of use assets and corresponding liabilities for our three bareboat chartered-in vessels, which are scheduled to expire in April 2025. Furthermore, the eventual expected impact of this standard as it pertains to time or bareboat chartered-in vessels cannot be estimated as we are unable to predict what our lease commitments will be at December 31, 2018.
IFRS 9, Financial Instruments, reduces the number of categories of financial assets to three and simplifies the rules regarding hedge accounting. It also changes the requirements for the classification and measurement of financial liabilities and for derecognition. In particular, it potentially changes the accounting for the modification of fixed rate financial liabilities measured at amortized cost such that when a fixed rate financial liability measured at amortized cost is modified without resulting in derecognition, a gain or loss should be recognized in profit or loss which is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This standard is effective for annual periods beginning on or after January 1, 2018, and we do not expect the impact of this standard to have a material impact on our financial statements.
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

2.	Merger with Navig8 Product Tankers Inc
Background
In May 2017, we entered into definitive agreements to acquire NPTI, including its fleet of 12 LR1 and 15 LR2 product tankers. The rationale for the Merger was that both companies operate complementary fleets of modern, fuel efficient product tankers, and the combination of both companies provided an opportunity to materially increase our size and scale so that we are better positioned to benefit from a cyclical recovery, without ordering new vessels and adding to the total supply of product tankers globally.
The key events, consideration and corresponding timeline of the Merger were as follows:

•
On May 30, 2017, we issued 50 million shares of common stock in an underwritten public offering at an offering price of $4.00 per share for net proceeds of approximately $188.7 million, after deducting underwriters' discounts and offering expenses. The completion of this offering was a condition to closing the Merger.

•
On June 14, 2017, we acquired part of NPTI’s business with the acquisition of four LR1 product tankers (the “NPTI Vessel Acquisition”) through the acquisition of entities holding those vessels and related debt for an acquisition price of $42.2 million in cash.

•
On September 1, 2017, at the September Closing, all conditions precedent were lifted and we acquired NPTI's remaining business including eight LR1 and 15 LR2 tankers. Pursuant to the Merger Agreement, one share in NPTI gave the right to receive 1.176 of our shares, and we issued a total of 54,999,990 common shares to NPTI's shareholders as Merger consideration. Insignificant transaction costs were incurred as part of this issuance.

•	We assumed NPTI's aggregate outstanding indebtedness of $907.4 million upon the closing of these transactions.
Accounting for the Merger
With the closing of these transactions, we took control of NPTI’s business. The factors that were considered in determining that we should be treated as the accounting acquirer in the Merger were the relative voting rights in the combined company, the composition of the board of directors in the combined company, the relative sizes of the Company and NPTI, and the composition of senior management of the combined company.
Our original intentions were to acquire NPTI and its entire fleet of 27 vessels. We agreed to acquire the NPTI Acquisition Vessels prior to the closing of the Merger in order to provide NPTI with additional liquidity through the closing date of the Merger. The NPTI Vessel Acquisition was negotiated on non-recourse terms that did not allow for this transaction to be rescinded or repriced in the event that the Merger did not close (if, for example, either party exercised their termination rights, as defined in the Merger Agreement, prior to the September Closing). In addition, we gained control of the four entities on June 14, 2017 and were not restricted in the use of these underlying vessels. Accordingly, we have assessed that this first transaction was a separate transaction from an accounting perspective.
As part of this assessment, we determined that the NPTI Vessel Acquisition met the criteria as a business combination under IFRS 3 given the acquisition of the underlying inputs, processes and outputs that accompanied these vessels. The key determinant in this assessment was the acquisition of the processes underlying the entities acquired as we assumed the rights and obligations under the commercial and technical management contracts for these entities. The processes underlying these agreements are summarized as follows:
Commercial management - The NPTI Acquisition Vessels operated under the commercial management of the Navig8 Group (a related party affiliate to NPTI) both prior to and subsequent to closing. This included, but was not limited to, entering into voyage arrangements with the Navig8 Group's existing customers, determining the locations where the vessels traded and the types of cargos that the vessels transported.

Technical management - In addition, the technical management contracts were also maintained subsequent to closing. The processes underlying these contracts included crewing, which includes but is not limited to ensuring that the vessel is appropriately staffed with qualified personnel, payment of crew wages and arrangement of crew travel, repairs and maintenance of the vessel procurement of supplies and spare parts, safety, quality and environmental compliance services, insurance, and meeting third party quality assurance compliance (including oil major vetting).
The assumption of these processes was the distinguishing factor between the accounting for this transaction as a separate business combination, rather than as an asset acquisition. Moreover, the fact pattern was the same for the entities acquired at the September Closing as we acquired the inputs, processes and outputs underlying those entities as well.
Accordingly, the NPTI Vessel Acquisition that closed in June 2017 and the September Closing were accounted for as two separate business combinations.
The following represents the preliminary purchase price allocation for both the NPTI Vessel Acquisition and the September Closing. The consideration transferred for the September Closing has been measured at fair value, with the fair value of the common shares issued in September 2017 based on the average of the high and low price of such shares on the date of acquisition.

In thousands of U.S. Dollars	NPTI Vessel Acquisition	September Closing
Cash and cash equivalents	$6,180	$15,149
Restricted cash	—	13,641
Trade receivables	3,330	16,323
Prepaid expenses and other assets	2,932	19,940
Inventories	299	1,415
Restricted cash - non-current	4,000	6,380
Vessels, net	158,500	972,750
Accounts payable and accrued expenses	(13,720)	(2,966)
Debt (current and non-current)	(113,856)	(793,519)
Redeemable Preferred Shares	—	(39,495)
Net assets acquired and liabilities assumed	47,665	209,618
Total purchase price consideration	42,248	221,100
Provisional (bargain purchase) / goodwill	$(5,417)	$11,482
The provisional bargain purchase relating to the NPTI Vessel Acquisition arose primarily as a result of increases in the market prices of secondhand LR1 vessels between the date that the negotiations took place and the closing date of the NPTI Vessel Acquisition, in addition to our bargaining power during the negotiations given NPTI's immediate need for additional liquidity.
The provisional goodwill from the September Closing is attributable to benefits that we expect to realize as a result of the increased size and scale of the combined company and the anticipated benefits that we expect to achieve given this enhanced market position.
There were no contingent liabilities assumed as part of the Merger.
Trade receivables
Trade receivables primarily represent hire receivables due from the Navig8 Pools, which are owned and operated by the Navig8 Group. The carrying value of trade receivables acquired has been assessed as their fair value as, at the acquisition date, there was no indication that these amounts will not be collectible.
Vessels, Net
Vessels have been provisionally valued at fair value after taking into consideration the average of two leading, independent and internationally recognized ship brokers. The brokers assess fair value based on each vessel's age, the shipyard where it was built, its deadweight capacity, and other factors that may influence the selling price between a willing buyer and seller. We consider these valuations to be level 2 fair value measurements. As of December 31, 2017 we considered these values as provisional on the basis that we are still evaluating the quality and performance characteristics of the vessels acquired.
Debt (current and non-current)
NPTI’s long-term debt consists of secured borrowings and obligations due under finance leases.

Secured debt - The fair value of NPTI's secured debt was measured using the income approach under IFRS 13, Fair Value Measurement, which takes into account the future cash flows that a market participant would expect to receive from holding the liability as an asset. In making this assessment, we estimated each facility's rate of return based on the margin for each facility in addition to the interest rate swap forward curve as published by a third party on the date of acquisition. This rate of return was used to assess whether, in conjunction with other terms of these arrangements (such as the leverage ratio), the economics of each arrangement were consistent with the economics that can be attained in the market by reference to recently executed transactions under similar terms and conditions. Fair value adjustments were made to those arrangements where differences were identified. We consider these valuations to be "Level 2 fair value measurements".
Obligations due under sale and leaseback financing facilities - The fair value of NPTI’s sale and leaseback financing arrangements was measured using the income approach under IFRS 13, Fair Value Measurement, which takes into account the future cash flows that a market participant would expect to receive from holding the liability as an asset. In making this assessment, the Company estimated each facility's variable interest component based on the interest rate swap forward curve as published by a third party on the date of acquisition. A rate of return was estimated based on these inputs and a terminal value based on either the purchase obligation or the final purchase option (wherever applicable). This rate of return was used to assess whether, in conjunction with other terms of these arrangements (such as the leverage ratio or the existence of a purchase obligation), the economics of each arrangement were consistent with the economics that can be attained in the market by reference to recently executed sale and leaseback arrangements that were entered into under similar terms and conditions. Fair value adjustments were made to those arrangements where differences were identified. We consider these valuations to be Level 2 fair value measurements.
Redeemable Preferred Shares and Other non-current liabilities— As of the date of the September Closing, NPTI had 3 million Series A Redeemable Preferred Shares outstanding. These shares were issued by NPTI in 2016 for gross proceeds of $30 million. According to the terms of the Redeemable Preferred Shares, upon a change of control, NPTI was required to redeem all of the Redeemable Preferred Shares at a redemption price equal to the sum of $10.00 per share plus any accrued and unpaid dividends, multiplied by a redemption premium of 1.20. The fair value of the redemption shares was determined to be $6.6 million as of the date of closing. Accordingly, the fair value of the aggregate liability was determined to be $39.5 million which reflects the redemption price of $30.0 million, accrued and unpaid dividends of $2.9 million and the redemption premium of $6.6 million. This liability was repaid upon the September Closing.
During the year ended December 31, 2017, the Company recorded $45.3 million in revenue and a net loss of $18.7 million attributable to the operations of NPTI that were acquired, which excludes the impact of general and administrative expenses as these are generally not allocated to our operating segments.
Unaudited Pro Forma Results
If the Merger had occurred on January 1, 2017, unaudited consolidated pro-forma revenue and net loss for the year ended December 31, 2017 would have been $594.5 million and $193.4 million, respectively. These amounts have been calculated using NPTI's results for the year ended December 31, 2017 and adjusting for the following:
Revenue — NPTI was party to a Pool Management Revenue Share Rights agreement with each of the pools that its vessels operated in. This agreement enabled NPTI to receive a 30% share of the net revenues derived from the commercial management of the pools in exchange for 336,963 shares of NPTI common stock. This agreement was cancelled on the date of execution of the Merger Agreement of May 23, 2017 and the shares were returned to NPTI and cancelled. Accordingly, amounts earned under this agreement of $0.1 million during the year ended December 31, 2017 were eliminated on a pro forma basis.
Depreciation — Depreciation expense has been adjusted to reflect:

•	the change in depreciation that would have occurred assuming the fair value adjustments to Vessels had applied beginning on January 1, 2017.

•
the Company's accounting policy for the depreciation of vessels and drydock whereby (i) depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from the date of delivery and (ii) for an acquired or newly built vessel, a notional drydock component is allocated from the vessel’s cost and depreciated on a straight-line basis to the next estimated drydock.

Financial expenses - Financial expenses have been adjusted to reflect:

•	Deferred financing fee amortization — unamortized deferred charges relating to NPTI’s secured debt were eliminated and reflected in the fair value assessment of the debt.

•
Interest expense - the preliminary purchase price allocates the estimated fair value of NPTI’s secured debt and obligations due under sale leaseback facilities. Accordingly, we adjusted interest expense on a pro forma basis to reflect the amortization of these fair value adjustments for the year ended December 31, 2017.

Transaction Costs
We incurred $36.1 million of transactions costs relating to the Merger, which were expensed during the year ended December 31, 2017. These costs include $16.1 million of advisory and other professional fees, $17.7 million of costs related to the early termination of NPTI’s existing service agreements and $2.3 million of other costs, which include fees incurred for a back-stop credit facility that was put in place in the event that certain of NPTI's lenders did not consent to the Merger. This facility was cancelled upon the receipt of such consents.
We settled $6.0 million of the fees incurred to terminate NPTI's existing service agreements through the issuance of warrants to the NPTI pool manager, exercisable into 1.5 million of our common shares at an exercise price of $0.01 per share, upon the delivery of the vessels acquired from NPTI to the Scorpio Group Pools. These fees relate to the termination of the applicable pooling arrangements with NPTI, and we issued two warrants to the Navig8 pool manager as consideration for the termination.  The first warrant was issued in June 2017 as part of the NPTI Vessel Acquisition, and was exercisable on a pro-rata basis for an aggregate of 222,224 of our common shares. The second warrant was issued on similar terms to the first warrant on September 1, 2017 and was exercisable on a pro-rata basis for an aggregate of 1,277,776 of our common shares at an exercise price of $0.01 per share upon the delivery of each of the 23 remaining vessels to the Scorpio Group Pools.  These warrants were accounted for on the date of issuance and valued based on the average of the high and low price of our common shares on such dates. All of the warrants had been exercised as of December 31, 2017.

3.	Cash and cash equivalents
The following table depicts the components of our cash as of December 31, 2017 and 2016:

	At December 31,
In thousands of U.S. dollars	2017	2016
Cash at banks	$185,377	$99,053
Cash on vessels	1,085	834
	$186,462	$99,887

4.	Prepaid expenses and other assets
The following is a table summarizing our prepaid expenses and other assets as of December 31, 2017 and 2016:

	As of
In thousands of U.S. dollars	December 31, 2017	December 31, 2016
SSM - prepaid vessel operating expenses	$6,391	$4,233
Prepaid insurance	3,429	3,206
Third party - prepaid vessel operating expenses	1,255	42
Prepaid interest	1,153	—
Other prepaid expenses	5,492	1,586
	$17,720	$9,067

5.	Accounts receivable
The following is a table summarizing our accounts receivable as of December 31, 2017 and 2016:

	At December 31,
In thousands of U.S. dollars	2017	2016
Scorpio MR Pool Limited	$27,720	$28,611
Scorpio LR2 Pool Limited	7,026	7,552
Scorpio Handymax Tanker Pool Limited	6,037	3,125
Scorpio LR1 Tanker Pool Limited	3,002	—
Scorpio Aframax Pool Limited	1,095	—
Scorpio Panamax Tanker Pool Limited	—	1,392
Receivables from the Scorpio Group Pools	44,880	40,680

Receivables from Navig8 Group Pools	14,625	—
Freight and time charter receivables	2,399	—
Insurance receivables	870	1,362
Other receivables	2,684	287
	$65,458	$42,329
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited, Scorpio LR1 Tanker Pool Limited, Scorpio Aframax Pool Limited and Scorpio Panamax Tanker Pool Limited are related parties, as described in Note 17. Amounts due from the Scorpio Group Pools relate to income receivables and receivables for working capital contributions which are expected to be collected within one year. The amounts receivable from the Scorpio Group Pools as of December 31, 2017 and 2016 include $25.7 million and $24.1 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Group Pools.
Receivables from Navig8 Group Pools represent amounts due from the Navig8 LR8 and Alpha8 pools for certain vessels that were acquired from NPTI which operated in such pools during the year ended December 31, 2017.
Freight and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market.
Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.
We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. At December 31, 2017 and December 31, 2016, no material receivable balances were either past due or impaired.

6.	Vessels

Operating vessels and drydock

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2017	$3,126,790	$60,089	$3,186,879
Additions (1)	333,338	12,667	346,005
Vessels acquired in merger with NPTI (2)	1,113,618	17,632	1,131,250
Disposal of vessels (3)	(184,098)	(3,750)	(187,848)
Write-offs (4)	—	(3,750)	(3,750)
As of December 31, 2017	4,389,648	82,888	4,472,536

Accumulated depreciation and impairment
As of January 1, 2017	(246,210)	(27,415)	(273,625)
Charge for the period	(127,369)	(14,049)	(141,418)
Disposal of vessels (3)	25,876	2,975	28,851
Write-offs (4)	—	3,750	3,750
As of December 31, 2017	(347,703)	(34,739)	(382,442)
Net book value
As of December 31, 2017	$4,041,945	$48,149	$4,090,094

Cost
As of January 1, 2016	$3,188,367	$62,039	$3,250,406
Additions (5)	105,415	1,800	107,215
Disposal of vessels (6)	(166,992)	(3,750)	(170,742)
As of December 31, 2016	3,126,790	60,089	3,186,879

Accumulated depreciation and impairment
As of January 1, 2016	(146,063)	(16,590)	(162,653)
Charge for the period	(109,433)	(12,028)	(121,461)
Disposal of vessels (6)	9,286	1,203	10,489
As of December 31, 2016	(246,210)	(27,415)	(273,625)
Net book value
As of December 31, 2016	$2,880,580	$32,674	$2,913,254

(1)	Additions in 2017 primarily relate to the deliveries of eight newbuilding vessels and corresponding calculations of notional drydock on these vessels.

(2)	Represents the fair value of the vessels acquired in the Merger with NPTI as described in Note 2.

(3)
Represents the net book value of (i) STI Sapphire and STI Emerald, which were sold during the year ended December 31, 2017 and (ii) STI Beryl, STI Le Rocher and STI Larvotto, which were sold and leased back during the year ended December 31, 2017. These transactions are further described below.

(4)	Represents the write-off of the notional drydock costs of STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx which were drydocked in 2017.

(5)	Additions in 2016 primarily relate to the deliveries of STI Grace and STI Jermyn and the corresponding calculation of notional drydock on these vessels.

(6)	Represents the net book value of STI Chelsea, STI Lexington, STI Powai, STI Olivia and STI Mythos, which were sold during the year ended December 31, 2016.

2017 Activity
We took delivery of the following newbuilding vessels during the year ended December 31, 2017 resulting in an increase of $346.0 million in Vessels from December 31, 2016:

		Month	Vessel
	Name	Delivered	Type
1	STI Selatar	February 2017	LR2
2	STI Rambla	March 2017	LR2
3	STI Galata	March 2017	MR
4	STI Bosphorus	April 2017	MR
5	STI Leblon	July 2017	MR
6	STI La Boca	July 2017	MR
7	STI San Telmo	September 2017	MR
8	STI Donald C Trauscht	October 2017	MR
Additionally, five of the Company's 2012 built MR product tankers, STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx, were drydocked in accordance with their scheduled, class required special survey during 2017. These vessels were offhire for an aggregate of 102 days and the aggregate drydock cost was $6.4 million.
2016 Activity
We took delivery of the following newbuilding vessels during the year ended December 31, 2016 resulting in an increase of $107.2 million in Vessels from December 31, 2015:

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
Vessel Sales
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
As part of the sales of STI Lexington, STI Chelsea, STI Olivia, and STI Powai, we made an aggregate repayment of $73.5 million on our K-Sure Credit Facility, and as part of the sale of STI Mythos, we repaid $17.9 million on our 2013 Credit Facility. We also wrote off an aggregate of $3.2 million of deferred financing fees as part of these repayments.
In April 2017, we executed agreements with Bank of Communications Financial Leasing Co., Ltd. (the “Buyers”) to sell and leaseback, on a bareboat basis, three 2013 built MR product tankers, STI Beryl, STI Le Rocher and STI Larvotto. The selling price was $29.0 million per vessel, and we agreed to bareboat charter-in these vessels for a period of up to eight years for $8,800 per day per vessel. Each bareboat agreement is being accounted for as an operating lease. We have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the eighth year of the agreements. Additionally, a deposit of $4.35 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement. These sales closed in April 2017 and as a result, all amounts outstanding under our 2011 Credit Facility of $42.2 million were repaid and a $14.2 million loss on sales of vessels was recorded during the year ended December 31, 2017.
In April 2017, we executed an agreement with an unrelated third party to sell two 2013 built, MR product tankers, STI Emerald and STI Sapphire, for a sales price of $56.4 million in aggregate. The sale of STI Emerald closed in June 2017, and the sale of STI Sapphire closed in July 2017.  As a result of this transaction, we recorded an aggregate loss on sale of $9.1 million.

Additionally, we repaid the aggregate outstanding debt for both vessels of $27.6 million on the BNP Paribas Credit Facility in June 2017 and wrote-off $0.5 million of deferred financing fees as a result of this repayment.
Collateral agreements
Vessels with an aggregate carrying value of $4,090.1 million have been pledged as collateral under the terms of our secured debt and finance lease arrangements. This collateral, along with the respective borrowing facility (which are described in Note 13), is summarized below, by vessel as of December 31, 2017:

Credit Facility	Vessel Name
2016 Credit Facility	STI Aqua
2016 Credit Facility	STI Benicia
2016 Credit Facility	STI Dama
2016 Credit Facility	STI Meraux
2016 Credit Facility	STI Opera
2016 Credit Facility	STI Regina
2016 Credit Facility	STI San Antonio
2016 Credit Facility	STI St. Charles
2016 Credit Facility	STI Texas City
2016 Credit Facility	STI Venere
2016 Credit Facility	STI Virtus
2016 Credit Facility	STI Yorkville
2017 Credit Facility	STI Bosphorus
2017 Credit Facility	STI Donald C Trauscht
2017 Credit Facility	STI Galata
2017 Credit Facility	STI La Boca
2017 Credit Facility	STI Leblon
2017 Credit Facility	STI San Telmo
ABN AMRO / K-Sure Credit Facility	STI Precision
ABN AMRO / K-Sure Credit Facility	STI Prestige
ABN AMRO Credit Facility	STI Carnaby
ABN AMRO Credit Facility	STI Kingsway
ABN AMRO Credit Facility	STI Savile Row
ABN AMRO Credit Facility	STI Spiga
BCFL Lease Financing (LR2s)	STI Solace
BCFL Lease Financing (LR2s)	STI Solidarity
BCFL Lease Financing (LR2s)	STI Stability
BCFL Lease Financing (MRs)	STI Amber
BCFL Lease Financing (MRs)	STI Garnet
BCFL Lease Financing (MRs)	STI Onyx
BCFL Lease Financing (MRs)	STI Ruby
BCFL Lease Financing (MRs)	STI Topaz
BNP Paribas Credit Facility	STI Battery
BNP Paribas Credit Facility	STI Memphis
BNP Paribas Credit Facility	STI Soho
Citi / K-Sure Credit Facility	STI Excellence

Citi / K-Sure Credit Facility	STI Executive
Citi / K-Sure Credit Facility	STI Experience
Citi / K-Sure Credit Facility	STI Express
CMB Lease Financing	STI Pride
CMB Lease Financing	STI Providence
Credit Agricole Credit Facility	STI Exceed
Credit Agricole Credit Facility	STI Excel
Credit Agricole Credit Facility	STI Excelsior
Credit Agricole Credit Facility	STI Expedite
Credit Suisse Credit Facility	STI Rambla
Credit Suisse Credit Facility	STI Selatar
CSSC Lease Financing	STI Gallantry
CSSC Lease Financing	STI Gauntlet
CSSC Lease Financing	STI Gladiator
CSSC Lease Financing	STI Goal
CSSC Lease Financing	STI Gratitude
CSSC Lease Financing	STI Guard
CSSC Lease Financing	STI Guide
CSSC Lease Financing	STI Nautilus
DVB 2017 Credit Facility	STI Alexis
DVB 2017 Credit Facility	STI Milwaukee
DVB 2017 Credit Facility	STI Seneca
DVB 2017 Credit Facility	STI Wembley
HSH Credit Facility	STI Duchessa
ING Credit Facility	STI Black Hawk
ING Credit Facility	STI Grace
ING Credit Facility	STI Jermyn
ING Credit Facility	STI Lombard
ING Credit Facility	STI Osceola
ING Credit Facility	STI Pontiac
KEXIM Credit Facility	STI Acton
KEXIM Credit Facility	STI Brixton
KEXIM Credit Facility	STI Broadway
KEXIM Credit Facility	STI Camden
KEXIM Credit Facility	STI Clapham
KEXIM Credit Facility	STI Comandante
KEXIM Credit Facility	STI Condotti
KEXIM Credit Facility	STI Elysees
KEXIM Credit Facility	STI Finchley
KEXIM Credit Facility	STI Fulham
KEXIM Credit Facility	STI Hackney
KEXIM Credit Facility	STI Madison
KEXIM Credit Facility	STI Orchard
KEXIM Credit Facility	STI Park
KEXIM Credit Facility	STI Pimlico
KEXIM Credit Facility	STI Poplar

KEXIM Credit Facility	STI Sloane
KEXIM Credit Facility	STI Veneto
K-Sure Credit Facility	STI Battersea
K-Sure Credit Facility	STI Bronx
K-Sure Credit Facility	STI Brooklyn
K-Sure Credit Facility	STI Connaught
K-Sure Credit Facility	STI Gramercy
K-Sure Credit Facility	STI Hammersmith
K-Sure Credit Facility	STI Lauren
K-Sure Credit Facility	STI Manhattan
K-Sure Credit Facility	STI Mayfair
K-Sure Credit Facility	STI Notting Hill
K-Sure Credit Facility	STI Oxford
K-Sure Credit Facility	STI Queens
K-Sure Credit Facility	STI Rotherhithe
K-Sure Credit Facility	STI Tribeca
K-Sure Credit Facility	STI Westminster
K-Sure Credit Facility	STI Winnie
NIBC Credit Facility	STI Fontvieille
NIBC Credit Facility	STI Ville
Ocean Yield Lease Financing	STI Sanctity
Ocean Yield Lease Financing	STI Steadfast
Ocean Yield Lease Financing	STI Supreme
Ocean Yield Lease Financing	STI Symphony
Scotiabank Credit Facility	STI Rose

7.	Vessels under construction

We did not enter into any contracts for the construction of newbuilding vessels during the years ended December 31, 2017 and 2016.
As of December 31, 2017, we had two MR newbuilding product tanker orders with HMD for an aggregate purchase price of $75.8 million, of which $52.3 million in cash has been paid as of that date, which included the final installment payment of $23.5 million for STI Esles II, which was paid in December 2017 in advance of its delivery in January 2018. Additionally, in January 2018, we made the final installment of $23.5 million for the delivery of STI Jardins.
Capitalized interest
In accordance with IAS 23 “Borrowing Costs,” applicable interest costs are capitalized during the period that vessels are under construction. For the years ended December 31, 2017 and 2016, we capitalized interest expense for the vessels under construction of $4.2 million and $6.3 million, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 4.7% for each of the years ended December 31, 2017 and 2016. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.

A rollforward of activity within vessels under construction is as follows:

In thousands of U.S. dollars
Balance as of January 1, 2016	$132,218
Installment payments and other capitalized expenses	106,034
Capitalized interest	6,274
Transferred to operating vessels and drydock	(106,609)
Balance as of December 31, 2016	$137,917

Installment payments and other capitalized expenses	252,977
Capitalized interest	4,194
Transferred to operating vessels and drydock	(339,712)
Balance as of December 31, 2017	$55,376

8.	Carrying values of vessels, vessels under construction and goodwill
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
At December 31, 2017, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we compared the carrying amount of our vessels to their fair values less costs to sell (determined by taking into consideration two independent broker valuations). If the carrying amount of our vessels was greater than the fair values less costs to sell, we prepared a value in use calculation where we estimated each vessel’s future cash flows. These estimates were primarily based on (i) a combination of the latest forecast, published time charter rates for the next three years and a 2.47% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period thereafter and (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.47% growth rate in each period thereafter. These cash flows were then discounted to their present value using a pre-tax discount rate of 8.03%. The results of these tests were as follows:
At December 31, 2017, we had 107 vessels in our fleet and two vessels under construction:

•	Eight of our owned or financed leased vessels in our fleet had fair values less cost to sell more than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
99 of our 107 owned or finance leased vessels in our fleet had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

•
We did not obtain independent broker valuations for our two vessels under construction. To assess their carrying values for impairment, we prepared value in use calculations for each vessel which resulted in no impairment being recognized.

At December 31, 2016, we had 77 vessels in our fleet and ten vessels under construction:

•
All of our 77 vessels in our fleet had fair values less costs to sell in excess of their carrying amount. We prepared a value in use calculation for each these vessels which resulted in no impairment being recognized.

•
We did not obtain independent broker valuations for our ten vessels under construction. To assess their carrying values for impairment, we prepared value in use calculations for each vessel which resulted in no impairment being recognized.

The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates.

•
Based on the sensitivity analysis performed for December 31, 2017, a 1.0% increase in the discount rate would result in four MR vessels being impaired for an aggregate $2.3 million loss. Alternatively, a 5% decrease in forecasted time charter rates would result in 13 Handymax and MR vessels being impaired for an aggregate $6.9 million loss.

•
Based on the sensitivity analysis performed for December 31, 2016, a 1.0% increase in the discount rate would result in four MR vessels and six LR2 being impaired and recognized $20.2 million loss. Alternatively, a 5% decrease in forecasted time charter rates would also result in four MR vessels and six LR2 being impaired and recognized $22.4 million loss.

9.	Other non-current assets

	At December 31,
In thousands of U.S. dollars	2017	2016
Scorpio LR2 Tanker Pool Ltd. pool working capital contributions (1)	$28,050	$13,600
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (2)	6,751	5,617
Scorpio LR1 Tanker Pool Ltd. pool working capital contributions(1)	6,600	—
Working capital contributions to Scorpio Group Pools	41,401	19,217

Sellers credit on lease financed vessels (3)	8,581	—
Capitalized loan fees (4)	582	2,278
Other	120	—
	$50,684	$21,495

(1)
Upon entrance into the Scorpio LR2 and LR1 Pools, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel’s exit from the pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract.

(2)
Upon entrance into the Scorpio Handymax Tanker Pool, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel's exit from each pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract.

(3)
The sellers credit on lease financed vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 6. This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement. The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration.

(4)
Primarily represents upfront loan fees on our credit facilities that are expected to be used to finance newbuilding vessels. These are reclassified to Debt when the tranche of the loan to which the vessel relates is drawn.

10.	Restricted Cash
Restricted cash for the year ended December 31, 2017 primarily represents debt service reserve accounts that must be maintained as part of the terms and conditions of our 2017 Credit Facility, Citibank/K-Sure Credit Facility, ABN AMRO/K-Sure Credit Facility, and the lease financing arrangements with CMB Financial Leasing Co. Ltd and Bank of Communications Financial Leasing (LR2s). The funds in these accounts will be applied against the principal balance of these facilities upon maturity. These facilities are further described in Note 13.

11.	Accounts payable
The following table depicts the components of our accounts payable as of December 31, 2017 and 2016:

	At December 31,
In thousands of U.S. dollars	2017	2016
Scorpio Ship Management S.A.M. (SSM)	$766	$653
Scorpio LR2 Pool Limited	365	15
Scorpio Services Holding Limited (SSH)	190	90
Scorpio Commercial Management S.A.M. (SCM)	186	—
Scorpio Aframax Tanker Pool Limited	74	—
Scorpio LR1 Pool Limited	22	—
	1,603	758

Suppliers	11,441	8,524
	$13,044	$9,282
The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

12.	Accrued expenses
The following table depicts the components of our accrued expenses as of December 31, 2017 and 2016:

	At December 31,
In thousands of U.S. dollars	2017	2016
Scorpio Commercial Management S.A.M. (SCM)	$5	$53
	5	53

Suppliers	16,594	5,745
Accrued interest	13,078	11,216
Accrued short-term employee benefits	2,325	5,487
Accrued transaction costs relating to the Merger	34	—
Other accrued expenses	802	523
	$32,838	$23,024

13.	Current and long-term debt
The following is a breakdown of the current and non-current portion of our debt outstanding as of December 31, 2017 and December 31, 2016:

	As of December 31,
In thousands of U.S. dollars	2017	2016
Current portion (1)	$113,036	$353,012
Finance lease (2)	50,146	—
Current portion of long-term debt	163,182	353,012

Non-current portion (3)	1,937,018	1,529,669
Finance lease (4)	666,993	—
	$2,767,193	$1,882,681

(1)
The current portion at December 31, 2017 was net of unamortized deferred financing fees of $1.7 million. The current portion at December 31, 2016 was net of unamortized deferred financing fees of $4.3 million.

(2)	The current portion at December 31, 2017 was net of unamortized deferred financing fees of $0.1 million.

(3)
The non-current portion at December 31, 2017 was net of unamortized deferred financing fees of $33.4 million. The non-current portion at December 31, 2016 was net of unamortized deferred financing fees of $33.1 million.

(4)	The non-current portion at December 31, 2017 was net of unamortized deferred financing fees of $1.1 million.
The following is a table summarizing the carrying value our current debt, non-current debt and available debt, by facility, as of December 31, 2017. The vessels collateralized under each facility as of December 31, 2017 are listed in Note 6. Interest accrued on our outstanding indebtedness has been recorded within accrued expenses on our consolidated balance sheets.

	As of December 31, 2017
In thousands of U.S. dollars	Current	Non-Current	Total outstanding	Available
K-Sure Credit Facility	$2,757	$237,162	$239,919	$—
KEXIM Credit Facility	33,650	299,300	332,950	—
Credit Suisse Credit Facility	1,945	51,543	53,488	—
ABN AMRO Credit Facility	8,887	104,425	113,312	—
ING Credit Facility	3,388	106,456	109,844	—
BNP Paribas Credit Facility	3,450	39,100	42,550	—
Scotiabank Credit Facility	1,110	27,750	28,860	—
NIBC Credit Facility	2,849	31,863	34,712	—
2016 Credit Facility	20,376	175,603	195,979	—
2017 Credit Facility	11,561	130,253	141,814	21,450	(1)
HSH Credit Facility	1,592	13,824	15,416	—
DVB 2017 Credit Facility	5,920	72,520	78,440	—
Credit Agricole Credit Facility	7,703	96,211	103,914	—
ABN / K-Sure Credit Facility	3,076	46,832	49,908	—
Citi / K-Sure Credit Facility	6,443	97,609	104,052	—
Ocean Yield Lease Financing	10,263	158,753	169,016	—
CMBFL Lease Financing	4,717	61,198	65,915	—
BCFL Lease Financing (LR2s)	6,742	97,445	104,187	—
CSSC Lease Financing	18,134	251,831	269,965	—
BCFL Lease Financing (MRs)	10,401	98,831	109,232	—
Senior Notes Due 2020	—	53,750	53,750	—
Senior Notes Due 2019	—	57,500	57,500	—
Convertible Notes	—	328,717	328,717	—
	164,964	2,638,476	2,803,440	21,450
Less: deferred financing fees	(1,782)	(34,465)	(36,247)	—
	$163,182	$2,604,011	$2,767,193	$21,450

(1)
Availability can be used to finance the lesser of 60% of the contract price and 60% of the fair market value of the vessel that was collateralized under this facility in January 2018, STI Jardins. This amount was drawn when this vessel was delivered in January 2018.

The following is a rollforward of the activity within debt (current and non-current), by facility, for the year ended December 31, 2017:

		Activity
In thousands of U.S. dollars	Outstanding balance as of December 31, 2016	Drawdowns	Debt assumed from NPTI (1)	Repayments	Other Activity(2)		Outstanding balance as of December 31, 2017
2011 Credit Facility	$93,041	$—	$—	$(93,041)	$—		$—
K-Sure Credit Facility	314,032	—	—	(74,113)	—		239,919
KEXIM Credit Facility	366,600	—	—	(33,650)	—		332,950
Credit Suisse Credit Facility	—	58,350	—	(4,862)	—		53,488
ABN AMRO Credit Facility	126,350	—	—	(13,038)	—		113,312
ING Credit Facility	124,290	—	—	(14,446)	—		109,844
BNP Paribas Credit Facility	32,200	40,825	—	(30,475)	—		42,550
Scotiabank Credit Facility	32,190	—	—	(3,330)	—		28,860
NIBC Credit Facility	39,817	—	—	(5,105)	—		34,712
2016 Credit Facility	281,184	—	—	(85,205)	—		195,979
DVB 2016 Credit Facility	88,375	—	—	(88,375)	—		—
2017 Credit Facility	—	145,500	—	(3,686)	—		141,814
HSH Credit Facility	—	31,125	—	(15,709)	—		15,416
DVB 2017 Credit Facility	—	81,400	—	(2,960)	—		78,440
Credit Agricole Credit Facility	—	—	113,856	(4,284)	(5,658)	(3)	103,914
ABN / K-Sure Credit Facility	—	—	51,568	(1,926)	266		49,908
Citi / K-Sure Credit Facility	—	—	107,584	(4,208)	676		104,052
Ocean Yield Lease Financing	—	—	172,406	(3,459)	69		169,016
CMBFL Lease Financing	—	—	68,304	(2,454)	65		65,915
BCFL Lease Financing (LR2s)	—	—	106,423	(2,439)	203		104,187
CSSC Lease Financing	—	—	287,234	(6,071)	(11,198)	(4)	269,965
BCFL Lease Financing (MRs)	—	110,942	—	(1,710)	—		109,232
Unsecured Senior Notes Due 2020	53,750	—	—	—	—		53,750
Unsecured Senior Notes Due 2017	51,750	—	—	(51,750)	—		—
Unsecured Senior Notes Due 2019	—	57,500	—	—	—		57,500
Convertible Notes	316,507	—	—	—	12,210		328,717
	$1,920,086	$525,642	$907,375	$(546,296)	$(3,367)		$2,803,440

(1)    These amounts represent the opening balance sheet fair value of the indebtedness assumed from NPTI.
(2)    Relates to non-cash accretion or amortization of (i) obligations assumed as part of the Merger with NPTI, which were recorded at fair value on the closing date (described below) and (ii) accretion of our Convertible Notes of $12.2 million.
(3)     Includes the release of $6.1 million held in retention and debt service reserve accounts on the closing date of the NPTI Vessel Acquisition. The proceeds from these releases were used to repay the outstanding indebtedness under this facility at that date.
(4)    Includes the release of $10.9 million held in a restricted cash account in September 2017, which was assumed at the September Closing.  This amount was held as restricted cash upon the September Closing and subsequently utilized to repay the outstanding indebtedness under this arrangement in order to maintain compliance with this facility's security coverage ratio (which is described further below).

Debt assumed from NPTI
The following table depicts the indebtedness assumed as part of the NPTI Vessel Acquisition and Merger. The terms and conditions of each of these facilities are described below.

In thousands of U.S. dollars	Balance assumed from NPTI (1)	Fair value adjustments (2)	Opening balance sheet fair value	Scheduled repayments	Other repayments		Accretion / (amortization) of fair value adjustments (3)	Carrying Value at December 31, 2017
Credit Agricole Credit Facility	$118,289	$(4,433)	$113,856	$(4,284)	$(6,142)	(4)	$484	$103,914
ABN AMRO/K-Sure Credit Facility	55,307	(3,739)	51,568	(1,926)	—		266	49,908
Citi/K-Sure Credit Facility	116,274	(8,690)	107,584	(4,208)	—		676	104,052
Ocean Yield Lease Financing	174,180	(1,774)	172,406	(3,459)	—		69	169,016
CMBFL Lease Financing	69,333	(1,029)	68,304	(2,454)	—		65	65,915
BCFL Lease Financing (LR2s)	110,559	(4,136)	106,423	(2,439)	—		203	104,187
CSSC Lease Financing	280,819	6,415	287,234	(6,071)	(10,913)	(5)	(285)	269,965
	$924,761	$(17,386)	$907,375	$(24,841)	$(17,055)		$1,478	$866,957

(1)    These amounts represent the carrying value of NPTI's borrowings as of the closing date of (i) the NPTI Vessel Acquisition on June 14, 2017 (which relates to the Credit Agricole Credit Facility) and (ii) the September Closing on September 1, 2017 (which relates to all other facilities).

(2)    The carrying value of NPTI's borrowings was adjusted to fair value as part of the purchase price allocation, which is described in Note 2. These figures represent the fair value adjustments for each facility or financing arrangement as of the closing dates of the NPTI Vessel Acquisition and the September Closing.
(3)    These amounts represent the accretion or amortization of the fair value adjustments relating to the indebtedness assumed from NPTI that have been recorded since the closing dates of the NPTI Vessel Acquisition and the September Closing.
(4)     Represents the release of $6.1 million held in retention and debt service reserve accounts on the closing date of the NPTI Vessel Acquisition. The proceeds from these releases were used to repay the outstanding indebtedness under this facility at that date.
(5)    Represents the release of $10.9 million held in a restricted cash account in September 2017, which was assumed at the September Closing.  This amount was held as restricted cash upon the September Closing and subsequently utilized to repay the outstanding indebtedness under this arrangement in order to maintain compliance with the security coverage ratio (which is described further below).
Secured Debt
Each of our secured credit facilities contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections, and restrictive covenants, including maintain adequate insurances; comply with laws (including environmental laws and ERISA); and maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates. Furthermore, our debt agreements contain cross-default provisions that may be triggered if we default under the terms of any one of our financing agreements.
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
Minimum interest coverage ratio amendment
In July and August 2017, we amended the ratio of EBITDA to net interest expense ratio financial covenant on our secured credit facilities (wherever applicable) for the quarters ended June 30, 2017, September 30, 2017, December 31, 2017 and March 31, 2018. Under this amendment, the ratio was reduced to greater than 1.50 to 1.00 from 2.50 to 1.00. In February and March 2018, the amendment was further extended until December 31, 2018. Prepayments under certain facilities were made as part of these amendments, which are described below. These amendments have been accounted for as debt modifications.
Each of our secured credit facilities are described below.
2011 Credit Facility
On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DNB Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V., for a senior secured term loan facility of up to $150.0 million. During the year ended December 31, 2017, we repaid the outstanding balance of $93.0 million, consisting of:

•	$42.2 million repaid in connection with the sale and leaseback of STI Beryl, STI Le Rocher and STI Larvotto;

•	$26.3 million repaid as a result of the refinancing of the amounts due for STI Sapphire and STI Emerald;

•	$23.7 million repaid as a result of the refinancing of the amounts due for STI Duchessa and STI Onyx; and

•	$0.8 million in scheduled repayments.
We wrote off an aggregate of $0.1 million of deferred financing fees as a result of these transactions.

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
Our K-Sure Credit Facility contains certain financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, equal to or greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount of the facility shall at all times be no less than the following:

From	To	Minimum ratio
01-Jan-16	31-Dec-16	165%
01-Jan-17	31-Dec-17	160%
01-Jan-18	31-Dec-18	155%
01-Jan-19	31-Dec-19	150%
01-Jan-20	Thereafter	145%
During the year ended December 31, 2017, we made scheduled principal payments of $30.6 million on the K-Sure Credit Facility. Additionally, we made a payment of $13.4 million as part of the refinancing of STI Soho and an unscheduled repayment of $30.2 million as a result of the August 2017 amendment to the ratio of EBITDA to net interest expense financial covenant as described above. We wrote off an aggregate of $0.5 million of deferred financing fees as a result of the refinancing of STI Soho.
The amounts outstanding relating to this facility as of December 31, 2017 and 2016 were $239.9 million and $314.0 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
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
Drawdowns under the KEXIM Credit Facility occurred in connection with the delivery of 18 newbuilding vessels as specified in the loan agreement.
In addition to KEXIM’s commitment of up to $300.6 million, KEXIM also provided an optional guarantee for a five-year amortizing note of $125.25 million, the proceeds of which reduced the $300.6 million KEXIM Tranche. These notes were issued on July 18, 2014 when Seven and Seven Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands completed an offering of $125,250,000 in aggregate principal amount of floating rate guaranteed notes due

2019, or the KEXIM Notes, in a private offering to qualified institutional buyers pursuant to the Securities Act and in offshore transactions complying with Regulation S under the Securities Act. The KEXIM Notes were issued in connection with the KEXIM Tranche and reduced KEXIM's funding obligations and our borrowing costs under the KEXIM Tranche by 1.55% per year. Seven and Seven Ltd. is an unaffiliated company that was incorporated for the purpose of facilitating this transaction and servicing the bonds until maturity.
Payment of 100% of all regularly scheduled installments of principal of, and interest on, the KEXIM Notes are guaranteed by KEXIM. The vessels in the loan are the collateral for the KEXIM Credit Facility, which includes the KEXIM Notes. The KEXIM Notes are currently listed on the Singapore Exchange Securities Trading Limited. The KEXIM Notes are not listed on any other securities exchange, listing authority or quotation system.
The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel specified under the loan (January 2021), and the KEXIM Tranche matures on the 12th anniversary of the weighted average delivery date of the vessels specified under the loan assuming the Commercial Tranche is refinanced through that date (September 2026).
Repayments will be made in ten equal consecutive semi-annual repayment installments in accordance with a 15-year repayment profile under the Commercial Tranche and a 12-year repayment profile under the KEXIM Tranche (which includes the KEXIM Notes). Repayments under the KEXIM Tranche will first be applied to the KEXIM Notes until the maturity of those notes in September 2019 and all subsequent repayments will be applied to the remaining amounts outstanding under KEXIM Tranche until the maturity of that tranche in September 2026 (assuming the Commercial Tranche is refinanced through that date). Repayments commenced in March 2015 for the KEXIM Tranche and in July 2015 for the Commercial Tranche.
Borrowings under the KEXIM Tranche bear interest at LIBOR plus an applicable margin of 3.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche.
Our KEXIM Credit Facility contains certain financial covenants which require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of any new equity issues occurring on or after January 1, 2016.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, of greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount in the facility shall at all times be no less than the following:

From	To	Minimum ratio
01-Jan-16	31-Dec-16	165%
01-Jan-17	31-Dec-17	160%
01-Jan-18	31-Dec-18	155%
01-Jan-19	31-Dec-19	150%
01-Jan-20	Thereafter	145%
The amounts outstanding relating to this facility (which includes the KEXIM Notes) as of December 31, 2017 and 2016 were $333.0 million and $366.6 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.

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
We made the following drawdowns from our Credit Suisse Credit Facility during the year ended December 31, 2017:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$29.4	February 2017	STI Selatar
29.0	March 2017	STI Rambla
Repayments will be made in accordance with a 15 year repayment profile and commenced three calendar months after the drawdown date in respect of each tranche with subsequent installments falling due at consecutive intervals of three calendar months thereafter. A balloon payment is due on the maturity date of five years from the date of delivery of each vessel.
The facility will bear interest at LIBOR plus a margin of 2.40% per annum.
Our Credit Suisse Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, equal to or greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

In July 2017, we made a $3.9 million unscheduled aggregate prepayment of principal on this facility as part of the aforementioned amendment to the ratio of EBITDA to net interest expense. This prepayment amount applies to all installments due for 12 months following the prepayment date. Accordingly, quarterly repayments will resume under this facility in August 2018.
The amount outstanding relating to this facility as of December 31, 2017 was $53.5 million and there were no amounts borrowed as of December 31, 2016. We were in compliance with the financial covenants relating to this facility as of those dates.
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

•
Consolidated tangible net worth of no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, of greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

During the year ended December 31, 2017, we made scheduled principal payments of $9.0 million and an unscheduled prepayment of $4.0 million on this credit facility. The amounts outstanding relating to this facility as of December 31, 2017 and 2016 were $113.3 million and $126.4 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
ING Credit Facility
In June 2015, we executed a senior secured term loan facility with ING Bank N.V., London Branch for a credit facility of up to $52.0 million. In September 2015, we amended and restated the facility to increase the borrowing capacity to $87.0 million, and in March 2016, we amended and restated the facility to further increase the borrowing capacity to $132.5 million.
Repayments on all borrowings will be made in equal consecutive quarterly installments, in accordance with a 15-year repayment profile with the first installment falling due three calendar months after the drawdown date and a balloon installment payment, which is due on the maturity dates of March 4, 2021 for STI Lombard and STI Osceola and June 24, 2022 for STI Grace, STI Jermyn, STI Black Hawk and STI Pontiac.
Borrowings under the ING Credit Facility bear interest at LIBOR plus a margin of 1.95% per annum.
Our ING Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization not more than 0.60 to 1.00.

•
Consolidated tangible net worth of not less than $1.0 billion plus (i) 25% of the positive consolidated net income for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, equal to or greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than the following percentage of the then aggregate outstanding principal amount of the loans under the credit facility.

From	To	Minimum ratio
29-Feb-16	31-Mar-19	155%
1-Apr-19	31-Mar-20	150%
1-Apr-20	Thereafter	145%
In August 2017, we made a $8.9 million unscheduled aggregate prepayment of principal on this facility as part of the aforementioned amendment to the ratio of EBITDA to net interest expense. This prepayment amount applies to all installments due for 12 months following the prepayment date. Accordingly, quarterly repayments will resume under this facility in September 2018.
The amounts outstanding relating to this facility as of December 31, 2017 and 2016 were $109.8 million and $124.3 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
BNP Paribas Credit Facility
In December 2015, we executed a senior secured term loan facility with BNP Paribas SA for up to $34.5 million, and in December 2016, we amended and restated the facility to increase the borrowing capacity by a further $27.6 million to $62.1 million. This upsized portion was drawn in January and February 2017 as part of the refinancing of the amounts borrowed for STI Sapphire and STI Emerald and fully repaid in June 2017 when these vessels were sold. Furthermore, in December 2017 we amended and restated the facility to increase the borrowing capacity by a further $13.2 million as part of the refinancing of the amounts borrowed for STI Soho (which was previously financed under our K-Sure Credit Facility). We refer to this facility as our BNP Paribas Credit Facility.
Repayments on all borrowings will be made in equal consecutive semi-annual installments of $1.7 million in aggregate with installments falling due in June and December of each year until maturity. A final balloon payment of $30.5 million is due on the maturity date of December 15, 2021. The original facility of $34.5 million bears interest at LIBOR plus a margin of 1.95% per annum, and the upsized portion of $13.2 million bears interest at LIBOR plus a margin of 2.30% per annum.
Our BNP Paribas Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, equal to or greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

During the year ended December 31, 2017, we made scheduled principal payments of $2.9 million on our BNP Paribas Credit Facility. Additionally, we made aggregate payments of $27.6 million as part of the sales of STI Sapphire and STI Emerald. We wrote off an aggregate of $0.5 million of deferred financing fees as a result of the sales.
The amounts outstanding relating to this facility as of December 31, 2017 and 2016 were $42.6 million and $32.2 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Scotiabank Credit Facility
In June 2016, we executed a senior secured term loan facility with Scotiabank Europe plc. The loan facility was fully drawn in June 2016, and the proceeds of $33.3 million were used to refinance the existing indebtedness on STI Rose, which was previously financed under our senior secured revolving credit facility and term loan facility with Nordea Bank Finland plc and the other lenders named therein of up to $525.0 million, dated July 2, 2013, or the 2013 Credit Facility. We refer to this facility as our Scotiabank Credit Facility.
Repayments on all borrowings are being made in 12 equal consecutive quarterly installments of $0.6 million each. A final balloon payment is due on the maturity date of June 7, 2019. The facility bears interest at LIBOR plus a margin of 1.50% per annum.
Our Scotiabank Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, of greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel.

•
The aggregate of the fair market value of the vessel provided as collateral under the facility shall at all times be no less than 125% of the then aggregate outstanding principal amount of the loan under the credit facility.

In August 2017, we made a $2.2 million unscheduled aggregate prepayment of principal on this facility as part of the aforementioned amendment to the ratio of EBITDA to net interest expense. This prepayment amount applies to all installments due for 12 months following the prepayment date. Accordingly, quarterly repayments will resume under this facility in September 2018.
The amounts outstanding relating to this facility as of December 31, 2017 and 2016 were $28.9 million and $32.2 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
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

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, of greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

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

In August 2017, we made a $2.0 million unscheduled aggregate prepayment of principal on this facility as part of the aforementioned amendment to the ratio of EBITDA to net interest expense. This prepayment amount applies to all installments due for six months following the prepayment date. Accordingly, quarterly repayments will resume under this facility in April 2018.
The amounts outstanding relating to this facility as of December 31, 2017 and 2016 were $34.7 million and $39.8 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
2016 Credit Facility
In August 2016, we executed a senior secured loan facility with ABN AMRO Bank N.V., Nordea Bank Finland plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB. The loan facility was fully drawn in September 2016, and the aggregate proceeds of $288.0 million were used to refinance the existing indebtedness on 16 MR product tankers, which were previously financed under the 2013 Credit Facility. This credit facility is comprised of a term loan up to $192.0 million and a revolver up to $96.0 million. We refer to this credit facility as our 2016 Credit Facility.
In September 2017, we repaid $44.6 million on our 2016 Credit Facility as a result of the closing of the refinancing of the amounts borrowed for STI Topaz, STI Ruby and STI Garnet. In November 2017, we repaid $14.9 million on our 2016 Credit Facility as a result of the closing of the refinancing of the amount borrowed for STI Amber. These vessels were part of the lease financing arrangement entered into with Bank of Communications Financial Leasing in September 2017, which is described below.
Repayments on the term loan facility, after the aforementioned repayments, are being made in equal, consecutive quarterly installments of $5.3 million through September 2018 and $4.6 million for each quarter thereafter with a final balloon payment due at the maturity date of September 2021. All amounts borrowed under the revolving credit facility are due at the maturity date of September 2021. The facility bears interest at LIBOR plus a margin of 2.50% per annum.
Our 2016 Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, of greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

The amounts outstanding relating to this facility as of December 31, 2017 and 2016 were $196.0 million and $281.2 million. We were in compliance with the financial covenants relating to this facility as of those dates.
DVB 2016 Credit Facility
In September 2016, we executed a senior secured term loan facility with DVB Bank SE. The loan facility was fully drawn in September 2016, and the proceeds of $90.0 million were used to refinance the existing indebtedness on four product tankers (STI Alexis, STI Milwaukee, STI Seneca, and STI Wembley), which were previously financed under the 2013 Credit Facility. We refer to this credit facility as our DVB 2016 Credit Facility. In April 2017, we refinanced the outstanding amounts borrowed under this facility by repaying $86.8 million and drawing down $81.4 million from the DVB 2017 Credit Facility as described below.
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
During the year ended December 31, 2017, we made the following drawdowns to partially finance the purchase of seven newbuilding MRs:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$20.4	March 2017	STI Galata
20.4	April 2017	STI Bosphorus
21.0	June 2017	STI Leblon
21.0	July 2017	STI La Boca
20.6	September 2017	STI San Telmo
20.7	October 2017	STI Donald C Trauscht
21.5	December 2017	STI Esles II
The remaining availability was used to partially finance the purchase of the remaining MR product tanker that was under construction at HMD as of December 31, 2017, which was delivered in January 2018. Drawdowns are available at an amount equal to the lower of 60% of the contract price and 60% of the fair market value of each respective vessel. Other key terms are as follows:

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

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, of greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
Concurrent with the amendment on the ratio of EBITDA to net interest expense financial covenant in August 2017, the security cover ratio under the 2017 Credit Facility was revised such that the aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than the following percentages of the then aggregate outstanding principal amount of the loans under the credit facility:

From	To	Minimum ratio
3-Aug-17	31-Dec-17	160%
1-Jan-18	31-Dec-18	155%
1-Jan-19	31-Dec-19	150%
1-Jan-20	Thereafter	145%
Additionally, we have an aggregate of $4.1 million on deposit in a debt service reserve account as of December 31, 2017 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2017.
The amount outstanding as of December 31, 2017 was $141.8 million, and we were in compliance with the financial covenants relating to this facility as of that date.
HSH Nordbank Credit Facility
In January 2017, we executed a senior secured credit facility agreement with HSH Nordbank AG for $31.1 million, or the HSH Nordbank Credit Facility. In February 2017, we refinanced the outstanding indebtedness related to STI Duchessa and STI Onyx by repaying an aggregate of $23.7 million on our 2011 Credit Facility and drawing down an aggregate of $31.1 million from this facility as follows:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$16.5	February 2017	STI Duchessa
14.6	February 2017	STI Onyx
In October 2017, we refinanced the amounts borrowed for STI Onyx by repaying an aggregate of $13.8 million on our HSH Credit Facility and drawing down $22.2 million on our BCFL Lease Financing (MR), as described below.
Since the refinancing of STI Onyx, repayments are being made in consecutive quarterly installments of $397,913 through February 2019 and $346,011 through the maturity date of February 2022. The last payment shall be payable together with an additional balloon installment equal to the then outstanding balance of the loan. The facility bears interest at LIBOR plus a margin of 2.50% per annum.
Our HSH Nordbank Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, of greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

The amount outstanding as of December 31, 2017 was $15.4 million, and we were in compliance with the financial covenants relating to this facility as of that date.

DVB 2017 Credit Facility
In March 2017, we executed a senior secured term loan facility of up to $81.4 million with DVB Bank SE, or the DVB 2017 Credit Facility, to refinance our previous facility with DVB Bank SE. The DVB 2017 Credit Facility was used to refinance the existing indebtedness on four product tankers, STI Wembley, STI Milwaukee, STI Seneca and STI Alexis in April 2017. The drawdowns are summarized as follows:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$28.3	April 2017	STI Alexis
18.9	April 2017	STI Seneca
17.9	April 2017	STI Milwaukee
16.3	April 2017	STI Wembley
Repayments on all borrowings under the DVB 2017 Credit Facility are being made in consecutive quarterly installments of $1.5 million, the last of which shall be payable together with an additional balloon installment equal to the then outstanding balance of the loan. The facility has a final maturity date of December 15, 2021 and bears interest at LIBOR plus a margin of 2.75% per annum.
Our DVB 2017 Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $677.3 million plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2013 and (ii) 50% of the net proceeds of new equity issues occurring on or after October 1, 2013.

•
The ratio of EBITDA to net interest expense (excluding non-cash items), calculated on a trailing four quarter basis, equal to or greater than 1.50 to 1.00 from the quarter ended June 30, 2017 until December 31, 2018 and 2.50 to 1.00 thereafter.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.

In April 2017, we drew down $81.4 million from this credit facility as part of the refinancing of the amounts borrowed under the DVB 2016 Credit Facility.
The amount outstanding as of December 31, 2017 was $78.4 million, and we were in compliance with the financial covenants relating to this facility as of that date.
Credit Agricole Credit Facility
As part of the closing of the NPTI Vessel Acquisition in June 2017, we assumed the outstanding indebtedness under NPTI's senior secured term loan with Credit Agricole. STI Excel, STI Excelsior, STI Expedite and STI Exceed are pledged as collateral under this facility. Repayments are being made in equal quarterly installments of $2.1 million in aggregate in accordance with a 15-year repayment profile with a balloon payment due upon maturity, which occurs between November 2022 and February 2023 (depending on the vessel). The facility bears interest at LIBOR plus a margin of 2.75%.
Our Credit Agricole Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.

The amount outstanding as of December 31, 2017 was $103.9 million, and we were in compliance with the financial covenants relating to this facility as of that date.

ABN AMRO/K-Sure Credit Facility
We assumed the outstanding indebtedness under NPTI's senior secured credit facility with ABN AMRO Bank N.V. and Korea Trade Insurance Corporation, or K-Sure, which we refer to as the ABN AMRO/K-Sure Credit Facility, upon the closing of the Merger with NPTI in September 2017. Two LR1s (STI Precision and STI Prestige) are collateralized under this facility and the facility consists of two separate tranches, an $11.5 million commercial tranche and a $43.8 million K-Sure tranche (which represents the amounts assumed from NPTI).
The commercial tranche bears interest at LIBOR plus 2.75%, and the K-Sure tranche bears interest at LIBOR plus 1.80%. Repayments on the K-Sure tranche are being made in equal quarterly installments of $1.0 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity, and the commercial tranche is being repaid via a balloon payment upon maturity in September and November 2022 (depending on the vessel). The K-Sure tranche fully matures in September and November 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates.
Our ABN AMRO/K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans (less any amounts held in a debt service reserve account as described below) under the credit facility.

Additionally, we have an aggregate of $0.5 million on deposit in a debt service reserve account as of December 31, 2017 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2017.
The amount outstanding as of December 31, 2017 was $49.9 million, and we were in compliance with the financial covenants relating to this facility as of that date.
Citibank/K-Sure Credit Facility
We assumed the outstanding indebtedness under NPTI's senior secured credit facility with Citibank N.A., London Branch, Caixabank, S.A., and K-Sure, which we refer to as the Citi/K-Sure Credit Facility, upon the closing of the Merger with NPTI in September 2017. Four LR1s (STI Excellence, STI Executive, STI Experience, and STI Express) are collateralized under this facility. The facility consists of two separate tranches, a $25.1 million commercial tranche and a $91.2 million K-Sure tranche (which represents the amounts assumed from NPTI).
The commercial tranche bears interest at LIBOR plus 2.50% and the K-Sure tranche bears interest at LIBOR plus 1.60%. Repayments on the K-Sure tranche are being made in equal quarterly installments of $2.1 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity and the commercial tranche is scheduled to be repaid via a balloon payment upon the maturity which occurs between March and May 2022 (depending on the vessel). The K-Sure tranche fully matures between March and May 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates.
Our Citibank/K-Sure Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•
The aggregate of the FMV of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans (less any amounts held in a debt service reserve account as described below) under the credit facility.

Additionally, we have an aggregate of $4.0 million on deposit in a debt service reserve account as of December 31, 2017 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2017.
The amount outstanding as of December 31, 2017 was $104.1 million, and we were in compliance with the financial covenants relating to this facility as of that date.
Lease financing arrangements
Lease Financing - STI Lombard
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
2017 Lease Financing Arrangements Overview
The below lease financing arrangements were entered into during 2017 or were assumed as part of the Merger with NPTI.  For each arrangement, we have evaluated whether, in substance, these transactions are leases or merely a form of financing.  As a result of this evaluation, we have concluded that each agreement is a form of financing on the basis that the terms and conditions are such that we never part with the risks and rewards incidental to ownership of each vessel for the remainder of its useful life.  This conclusion was reached, in part, as a result of the existence within each agreement of either a purchase obligation or a purchase option that will almost certainly be exercised.  Accordingly, the liability under each arrangement has been recorded at amortized cost using the effective interest method, and the corresponding vessels have been recorded at cost, less accumulated depreciation, on our consolidated balance sheet.
The obligations set forth below are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels. All of the financing arrangements contain customary events of default, including cross-default provisions.
Bank of Communications Financial Leasing MR financing, or the BCFL Lease Financing (MR)
In September 2017, we entered into finance lease agreements to sell and lease back five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) to an unaffiliated third party for a sales price of $27.5 million per vessel. The financing for STI Topaz, STI Ruby and STI Garnet closed in September 2017. The financing for STI Onyx closed in October 2017, and the financing for STI Amber closed in November 2017. Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, and we have three consecutive one-year options to extend each charter beyond the initial term. Furthermore, we have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement (as applicable).
Our BCFL Lease Financing (MR) includes a financial covenant that requires us to maintain the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned $5.1 million deposit shall at all times be no less than 100% of the then outstanding balance plus the aforementioned $5.1 million deposit.
The aggregate outstanding balance under this arrangement was $109.2 million as of December 31, 2017, and we were in compliance with the financial covenants as of that date.
Bank of Communications Financial Leasing LR2 financing, or the BCFL Lease Financing (LR2)
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with Bank of Communications Finance Leasing Co Ltd., or BCFL, for three LR2 tankers (STI Solace, STI Solidarity, and STI Stability) upon the September Closing. Under the arrangement, each vessel is subject to a 10-year bareboat charter, which charters expire in July 2026. Charterhire under the arrangement is determined in advance, on a quarterly basis and is calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of LIBOR plus 3.50%. Using the forward interest swap curve at December 31, 2017, future monthly principal payments are estimated to be $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement for $29.7 million in aggregate.

Additionally, we have an aggregate of $0.8 million on deposit in a deposit account as of December 31, 2017 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2017.
The carrying value of the amounts due under this arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation) was $104.2 million as of December 31, 2017, and we were in compliance with the financial covenants as of that date.
CSSC Shipping Lease Financing
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with CSSC (Hong Kong) Shipping Company Limited, or CSSC, for eight LR2 tankers (STI Gallantry, STI Nautilus, STI Guard, STI Guide, STI Goal, STI Gauntlet, STI Gladiator and STI Gratitude) upon the September Closing. Under the arrangement, each vessel is subject to a 10-year bareboat charter which charters expire throughout 2026 and 2027 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed repayment amount of $0.2 million per month per vessel plus a variable component calculated at LIBOR plus 4.60%. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement for $111.4 million in aggregate.
Our CSSC finance lease arrangement includes a financial covenant that requires the fair market value of each vessel that is leased under this facility to at all times be no less than 125% of the applicable outstanding balance for such vessel. In September 2017, we made a $10.9 million aggregate prepayment on this arrangement to maintain compliance with this covenant. This prepayment was released from restricted cash that was assumed from NPTI at the closing date of the Merger.
The carrying value of the amounts due under this arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation) was $270.0 million as of December 31, 2017, and we were in compliance with the financial covenants as of that date.
CMBFL Lease Financing
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with CMB Financial Leasing Co. Ltd, or CMBFL, for two LR1 tankers (STI Pride and STI Providence) upon the September Closing. Under this arrangement, each vessel is subject to a seven-year bareboat charter, which expires in July or August 2023 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed, quarterly repayment amount of $0.6 million per vessel plus a variable component calculated at LIBOR plus 3.75%. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement for $40.2 million in aggregate. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
Additionally, we have an aggregate of $2.0 million on deposit in a deposit account as of December 31, 2017 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2017.
The carrying value of the amounts due under this arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation) was $65.9 million as of December 31, 2017, and we were in compliance with the financial covenants as of that date.
Ocean Yield Lease Financing
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with Ocean Yield ASA for four LR2 tankers (STI Sanctity, STI Steadfast, STI Supreme, and STI Symphony) upon the September Closing. Under this arrangement, each vessel is subject to a 13-year bareboat charter, which expires between February and August 2029 (depending on the vessel). Charterhire, which is paid monthly in advance, includes a fixed payment in addition to a quarterly adjustment based on prevailing LIBOR rates.
Monthly principal payments are approximately $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. The interest component of the leases approximates LIBOR plus 5.40%. We also have purchase options to re-acquire each of the vessels during the bareboat charter period, with the first of such options exercisable beginning at the end of the seventh year from the delivery date of the subject vessel.
We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
The carrying value of the amounts due under this arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation) was $169.0 million as of December 31, 2017, and we were in compliance with the financial covenants as of that date.
Unsecured debt
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
The outstanding balance was $53.75 million as of December 31, 2017 and December 31, 2016, and we were in compliance with the financial covenants relating to the Senior Notes Due 2020 as of those dates.
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
The Convertible Notes bear interest at a coupon rate of 2.375% per annum, and are payable semi-annually in arrears on January 1 and July 1 of each year beginning on January 1, 2015. The Convertible Notes will mature on July 1, 2019, unless earlier converted, redeemed or repurchased. At issuance, the Convertible Notes were convertible in certain circumstances and during certain periods at an initial conversion rate of 82.0075 shares of common stock per $1,000 (which represents an initial conversion price of approximately $12.19 per share of common stock), subject to adjustment in certain circumstances as set forth in the indenture governing the Convertible Notes. Adjustments were made during years ended December 31, 2017 and 2016 to the initial conversion rate as a result of the issuance of dividends to our common stockholders. The table below details the dividends declared from the issuance of the Convertible Notes through December 31, 2017 and their corresponding effect to the conversion rate of the Convertible Notes. The conversion rate as of December 31, 2017 was 98.7742.

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
August 22, 2014	$0.100	82.8556
November 25, 2014	$0.120	84.0184
March 13, 2015	$0.120	85.2216
May 21, 2015	$0.125	86.3738
August 14, 2015	$0.125	87.4349
November 24, 2015	$0.125	88.6790
March 10, 2016	$0.125	90.5311
May 11, 2016	$0.125	92.5323
September 15, 2016	$0.125	94.9345
November 25, 2016	$0.125	97.7039
February 23, 2017	$0.010	97.9316
May 11, 2017	$0.010	98.1588
September 25, 2017	$0.010	98.4450
December 13, 2017	$0.010	98.7742
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

•
during the five-business day period after any five consecutive trading day period, or the Measurement Period, in which the trading price (as defined in the indenture) per $1,000 principal amount of Convertible Notes for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

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

We were not permitted to redeem the Convertible Notes prior to July 6, 2017. Effective July 6, 2017, we may redeem for cash all or any portion of the notes, at our option if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 15 trading days (whether or not consecutive) during any 25 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Convertible Notes.
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
Upon issuance, we determined the initial carrying value of the liability component of the Convertible Notes to be $298.7 million based on the fair value of a similar liability that does not have any associated conversion feature. We used our Senior Notes Due 2020 issued in May 2014 as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes is being amortized over the term of the Convertible Notes under the effective interest method and recorded as part of financial expenses. The residual value of $61.3 million (the conversion feature) was recorded to Additional paid-in capital upon issuance.
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
The carrying values of the liability component of the Convertible Notes as of December 31, 2017 and 2016, were $328.7 million and $316.5 million, respectively. We incurred $8.3 million of coupon interest and $12.2 million of non-cash accretion of our Convertible Notes during the year ended December 31, 2017. We incurred $8.3 million of coupon interest and $11.6 million of non-cash accretion of our Convertible Notes during the year ended December 31, 2016.
We were in compliance with the covenants related to the Convertible Notes as of December 31, 2017 and December 31, 2016.
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
In March 2017, we initiated a cash tender offer for our Senior Notes due 2017, which commenced simultaneously with the offering of the Senior Notes due 2019 (described below) and expired in April 2017. A total of $6.3 million aggregate principal amount of our Senior Notes due 2017 was tendered as part of this process and settled in April 2017. In October 2017, the remaining balance of the Senior Notes due 2017 of $45.5 million matured and was repaid in full.
Unsecured Senior Notes Due 2019
In March 2017, we issued $50.0 million in aggregate principal amount of 8.25% Senior Notes due June 2019, or our Senior Notes Due 2019, in an underwritten public offering and in April 2017, we issued an additional $7.5 million of Senior Notes due 2019 when the underwriters fully exercised their option to purchase additional notes under the same terms and conditions. The net proceeds from the issuance of the Senior Notes Due 2019 were $55.3 million after deducting the underwriters’ discounts, commissions and estimated offering expenses. Interest payments, which commenced on June 1, 2017, are payable quarterly in arrears on the 1st day of March, June, September and December of each year.
The Senior Notes Due 2019 are redeemable at our option, in whole or in part, at any time on or after December 1, 2018 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. The Senior Notes Due 2019 are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured and unsubordinated debt and are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes Due 2019. The Senior Notes Due 2019 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the NYSE under the symbol SBBC.
The Senior Notes Due 2019 require us to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If we undergo a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants under our Senior Notes Due 2019 include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $650.0 million.
The amount outstanding as of December 31, 2017 was $57.5 million, and we were in compliance with the financial covenants relating to this facility as of that date.

14.	Derivative financial instruments
Profit or loss sharing agreements
In February 2015, we took delivery of an LR2 product tanker, Densa Crocodile, on a time charter-in arrangement for one year at $21,050 per day with an option to extend the charter for an additional year at $22,600 per day. We also entered into a profit and loss sharing agreement whereby 50% of the profits and losses relating to this vessel above or below the charterhire rate were shared with a third party who neither owns nor operates this vessel. The option to extend the charter was declared in February 2016, and the profit and loss agreement was also extended for the optional period. This agreement was settled in January 2017.
This profit and loss agreement was recorded as a derivative, recorded at fair value through profit or loss, with any resultant gain or loss recognized in the consolidated statement of income or loss. Changes in fair value were recorded as unrealized gains or losses and actual earnings are recorded as realized gains or losses on derivative financial instruments within the consolidated statement of income or loss. The fair value of this instrument was determined by comparing published time charter rates to the charter rate in the agreement and discounting these cash flows to their present value.
The fair value of this instrument was an asset of $0.1 million as of December 31, 2016.
The following has been recorded as realized and unrealized gains or losses on our derivative financial instruments during the years ended December 31, 2017, 2016 and 2015:

	Fair value adjustments
	Statement of income
Amounts in thousands of U.S. dollars	Realized (loss) / gain	Unrealized gain / (loss)	Recognized in equity

Profit and loss agreement	$(116)	$—	$—

Total year ended December 31, 2017	$(116)	$—	$—

Profit and loss agreement	$—	$1,371	$—

Total year ended December 31, 2016	$—	$1,371	$—

Profit and loss agreement	$—	$(1,255)	$—
Interest rate swaps	55	—	77

Total year ended December 31, 2015	$55	$(1,255)	$77

15.	Segment reporting

Information about our reportable segments for the years ended December 31, 2017, 2016 and 2015 is as follows:

For the year ended December 31, 2017

In thousands of U.S. dollars	LR1/Panamax	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$22,573	$95,098	$157,123	$237,938	$512,732	$—	$512,732
Vessel operating costs	(12,561)	(50,145)	(67,254)	(101,267)	(231,227)	—	(231,227)
Voyage expenses	(1,018)	(3,087)	(2,642)	(986)	(7,733)	—	(7,733)
Charterhire	(2,230)	(24,560)	(6,258)	(42,702)	(75,750)	—	(75,750)
Depreciation	(7,828)	(18,159)	(54,922)	(60,509)	(141,418)	—	(141,418)
General and administrative expenses	(479)	(2,170)	(2,805)	(4,569)	(10,023)	(37,488)	(47,511)
Loss on sales of vessels	—	—	—	(23,345)	(23,345)	—	(23,345)
Merger transaction related costs	—	—	—	—	—	(36,114)	(36,114)
Bargain purchase gain	—	—	—	—	—	5,417	5,417
Financial expenses	—	—	—	—	—	(116,240)	(116,240)
Realized loss on derivative financial instruments	—	—	(116)	—	(116)	—	(116)
Financial income	26	214	15	338	593	945	1,538
Other expenses, net	—	1,876	—	—	1,876	(349)	1,527
Segment income or loss	$(1,517)	$(933)	$23,141	$4,898	$25,589	$(183,829)	$(158,240)

For the year ended December 31, 2016

In thousands of U.S. dollars	LR1/Panamax	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$5,843	$85,578	$165,256	$265,020	$521,697	$1,050	$522,747
Vessel operating costs	(33)	(32,817)	(50,028)	(104,242)	(187,120)	—	(187,120)
Voyage expenses	(19)	(479)	(375)	(705)	(1,578)	—	(1,578)
Charterhire	(5,657)	(26,292)	(16,025)	(30,888)	(78,862)	—	(78,862)
Depreciation	—	(18,014)	(41,900)	(61,547)	(121,461)	—	(121,461)
General and administrative expenses	(7)	(1,410)	(1,983)	(4,485)	(7,885)	(47,014)	(54,899)
Loss on sales of vessels	—	—	—	(2,078)	(2,078)	—	(2,078)
Financial expenses	—	—	—	—	—	(104,048)	(104,048)
Unrealized gain on derivative financial instruments	—	—	1,371	—	1,371	—	1,371
Financial income	—	6	37	47	90	1,123	1,213
Other expenses, net	—	—	—	(9)	(9)	(179)	(188)
Segment income or loss	$127	$6,572	$56,353	$61,113	$124,165	$(149,068)	$(24,903)

For the year ended December 31, 2015

In thousands of U.S. dollars	LR1/Panamax	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$36,679	$142,429	$208,250	$368,203	$755,561	$150	$755,711
Vessel operating costs	(2,144)	(35,254)	(36,682)	(100,476)	(174,556)	—	(174,556)
Voyage expenses	(1,186)	(536)	(194)	(2,516)	(4,432)	—	(4,432)
Charterhire	(21,616)	(26,755)	(27,816)	(20,678)	(96,865)	—	(96,865)
Depreciation	—	(18,372)	(29,125)	(59,859)	(107,356)	—	(107,356)
General and administrative expenses	(96)	(1,390)	(1,456)	(4,329)	(7,271)	(58,560)	(65,831)
Gain / (loss) from sales of vessels	2,019	(2,054)	—	—	(35)	—	(35)
Write-off of vessel purchase options	—	—	—	(731)	(731)	—	(731)
Gain on sale of Dorian shares	—	—	—	—	—	1,179	1,179
Financial expenses	—	—	—	—	—	(89,596)	(89,596)
Realized gain on derivative financial instruments	—	—	—	—	—	55	55
Unrealized loss on derivative financial instruments	—	—	(1,255)	—	(1,255)	—	(1,255)
Financial income	—	7	12	27	46	99	145
Other expenses, net	1,397	—	—	(20)	1,377	(61)	1,316
Segment income or loss	$15,053	$58,075	$111,734	$179,621	$364,483	$(146,734)	$217,749

Revenue from customers representing greater than 10% of total revenue during the years ended December 31, 2017, 2016 and 2015, within their respective segments was as follows:

In thousands of U.S. dollars		For the year ended December 31,
Segment	Customer	2017	2016	2015
MR	Scorpio MR Pool Limited (1)	$217,141	$248,974	$315,925
LR2	Scorpio LR2 Pool Limited (1)	136,514	156,503	208,132
Handymax	Scorpio Handymax Tanker Pool Limited (1)	78,510	73,683	138,736
Panamax	Scorpio Panamax Tanker Pool Limited (1)	1,515	5,843	34,613
		$433,680	$485,003	$697,406

(1)	These customers are related parties as described in Note 17.

16.	Common shares

Follow-on Offerings of Common Shares
In May 2015, we closed on the sale of 17,177,123 newly issued shares of our common stock in an underwritten offering at an offering price of $9.30 per share. We received aggregate net proceeds of $152.1 million, after deducting the underwriters’ discounts and offering expenses of $7.6 million.
In May 2017, we closed on the sale of 50 million newly issued shares of our common stock in an underwritten public offering at an offering price of $4.00 per share. We received aggregate net proceeds of $188.7 million, after deducting underwriters' discounts and offering expenses. The completion of this offering was a condition to closing the Merger with NPTI.
In December 2017, we closed on the sale of 34.5 million newly issued shares of our common stock in an underwritten public offering at an offering price of $3.00 per share. We received aggregate net proceeds of $99.6 million after deducting underwriters' discounts and offering expenses. Of the 34.5 million common shares issued, 6.7 million shares were issued to SSH at the offering price.
Merger with NPTI
On September 1, 2017, we issued a total of 54,999,990 common shares to NPTI's shareholders as consideration for the Merger.
Additionally, as a part of the Merger, we issued 1.5 million of warrants to the NPTI pool manager (a former related party affiliate of NPTI), exercisable into our common shares at an exercise price of $0.01 per warrant, upon the delivery of the vessels acquired from NPTI to the Scorpio Group Pools. The first warrant was issued in June 2017 as part of the NPTI Vessel Acquisition for an aggregate of 222,224 of the Company's common shares, and the second warrant was issued on similar terms to the first warrant on September 1, 2017 for an aggregate of 1,277,776 of the Company's common shares at an exercise price of $0.01 per share upon the delivery of each of the 23 remaining vessels to the Scorpio Group Pools. This transaction is further described in Note 2. All of the warrants had been exercised as of December 31, 2017.
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

•
In October 2017, we reserved an additional 9,501,807 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

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
Our board of directors may amend or terminate the 2013 Equity Incentive Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the 2013 Equity Incentive Plan will expire ten years from the date the plan was adopted.
In the second quarter of 2013, we issued 4,610,000 shares of restricted stock to our employees and 390,000 shares to our independent directors for no cash consideration. The weighted average share price on the issuance dates was $8.69 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vested on March 10, 2016, (ii) one-third of the shares vested on March 10, 2017, and (iii) one-third of the shares vested on March 10, 2018. The vesting schedule of the restricted stock to our independent directors is (i) one-third of the shares vested on March 10, 2014, (ii) one-third of the shares vested on March 10, 2015, and (iii) one-third of the shares vested on March 10, 2016.
In October 2013, we issued 3,749,998 shares of restricted stock to our employees and 250,000 shares to our independent directors for no cash consideration. The weighted average share price on the issuance date was $9.85 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vested on October 11, 2016, (ii) one-third of the shares vested on October 11, 2017, and (iii) one-third of the shares vest on October 11, 2018. The vesting schedule of the restricted stock to our independent directors is (i) one-half of the shares vested on October 11, 2014 and (ii) one-half of the shares vested on October 11, 2015.
In February 2014, we issued 2,011,000 shares of restricted stock to our employees and 145,045 shares to our independent directors for no cash consideration. The weighted average share price on the issuance date was $9.30 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vested on February 21, 2017, (ii) one-third of the shares vested on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019. The vesting schedule of the restricted stock to our independent directors is (i) one-third of the shares vested on February 21, 2015, (ii) one-third of the shares vested on February 21, 2016, and (iii) one-third of the shares vested on February 21, 2017.
In May and September 2014, we issued 213,000 and 5,000 shares of restricted stock, respectively, to SSH employees for no cash consideration. The share prices on the issuance dates were $8.89 per share and $9.13 per share, respectively. The vesting schedule of the restricted stock to SSH employees is (i) one-third of the shares vested on February 21, 2017, (ii) one-third of the shares vested on February 21, 2018, and (iii) one-third of the shares vest on February 21, 2019.
In November 2014, we issued 938,131 shares of restricted stock to our employees and 50,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $8.57 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vested on November 18, 2017, (ii) one-third of the shares vest on November 18, 2018, and (iii) one-third of the shares vest on November 18, 2019. The restricted shares issued to our independent directors vested on November 18, 2015.
In July 2015, we issued 1,466,944 shares of restricted stock to our employees, 100,000 shares to our directors and 290,500 shares to SSH employees for no cash consideration. The share price on the issuance date was $10.32 per share. The vesting schedule of the restricted stock issued to our employees and SSH employees is (i) one-third of the shares vest on June 4, 2018, (ii) one-third of the shares vest on June 4, 2019, and (iii) one-third of the shares vest on June 4, 2020. The restricted shares issued to our directors vested on June 4, 2016.
In July 2016, we issued 1,864,615 shares of restricted stock to our employees, 150,000 shares to our directors and 286,500 shares to SSH employees for no cash consideration. The share price on the issuance date was $4.74 per share. The vesting schedule of the restricted stock issued to our employees and SSH employees is (i) one-third of the shares vest on June 5, 2019, (ii) one-third of the shares vest on June 5, 2020, and (iii) one-third of the shares vest on June 5, 2021. The restricted shares issued to our directors vested on June 5, 2017.
In December 2017, we issued 9,973,799 shares of restricted stock to our employees, 600,000 shares to our directors and 349,000 shares to SSH employees for no cash consideration. The share price on the issuance date was $3.09 per share. The vesting schedule of the restricted stock issued to our employees is as follows:

Number of restricted shares	Vesting date
360,439	September 5, 2019
670,262	March 2, 2020
1,258,576	June 1, 2020
1,395,762	September 4, 2020
670,262	March 1, 2021
1,258,576	June 1, 2021
1,395,762	September 3, 2021
670,259	March 1, 2022
1,258,578	June 1, 2022
1,035,323	September 2, 2022
9,973,799
The vesting schedule of the restricted stock issued to SSH employees is (i) one-third of the shares vest on June 1, 2020, (ii) one-third of the shares vest on June 1, 2021, and (iii) one-third of the shares vest on June 1, 2022. The vesting schedule of the restricted shares issued to our directors is (i) one-third of the shares vest on September 5, 2018, (ii) one-third of the shares vest on September 5, 2019, and (iii) one-third shares vest on September 4, 2020.
There were no shares eligible for issuance under the 2013 Equity Incentive Plan as of December 31, 2017.
The following is a summary of activity for awards of restricted stock during the years ended December 31, 2017 and 2016:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2015	13,611,270	$9.32
Granted	2,301,115	4.74
Vested	(3,248,800)	9.19
Forfeited	(50,000)	7.80
Outstanding and non-vested, December 31, 2016	12,613,585	8.52
Granted	10,922,799	3.09
Vested	(4,236,973)	8.99
Forfeited	(45,000)	7.59
Outstanding and non-vested, December 31, 2017	19,254,411	$5.34
Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.
Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the year ending December 31, 2018	$20,919	$1,137	$22,056
For the year ending December 31, 2019	14,146	465	14,611
For the year ending December 31, 2020	8,584	153	8,737
For the year ending December 31, 2021	3,779	—	3,779
For the year ending December 31, 2022	927	—	927
	$48,355	$1,755	$50,110

 Dividend Payments
The following dividends were paid during the years ended December 31, 2017, 2016 and 2015.

Dividends	Date
per share	Paid
$0.120	March 30, 2015
$0.125	June 10, 2015
$0.125	September 4, 2015
$0.125	December 11, 2015
$0.125	March 30, 2016
$0.125	June 24, 2016
$0.125	September 29, 2016
$0.125	December 22, 2016
$0.010	March 30, 2017
$0.010	June 14, 2017
$0.010	September 29, 2017
$0.010	December 28, 2017
2015 Securities Repurchase Program
In May 2015, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of our common stock and bonds, the latter of which currently consists of our (i) Convertible Notes, (ii) Senior Notes Due 2020 (NYSE: SBNA), and (iii) Senior Notes Due 2019 (NYSE: SBBC).
In April 2017, we acquired an aggregate of 250,419 of our Senior Notes due 2017 for aggregate consideration of $6.3 million, which was the result of the cash tender offer of such notes as described in Note 13. The remaining Senior Notes due 2017 matured in October 2017 and were repaid in full.
During the year ended December 31, 2016, we acquired the following:

•	an aggregate of 2,956,760 of our common shares that are being held as treasury shares at an average price of $5.58 per share.

•	$10.0 million aggregate principal amount of our Convertible Notes at an average price of $839.28 per $1,000 principal amount.
We had $147.1 million remaining under our Securities Repurchase Program as of December 31, 2017. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
There were 49,980,592 common shares held in treasury at each of December 31, 2017 and December 31, 2016, respectively.
Shares outstanding
We currently have 425,000,000 registered shares of which 400,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 designated as preferred shares with a par value of $0.01.
As of December 31, 2017, we had 326,507,544 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.

17.	Related party transactions
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
In December 2017, we agreed to amend the Amended and Restated Master Agreement to amend and restate the technical management agreement thereunder subject to bank consents being obtained (where required), which were subsequently obtained.

On February 22, 2018, we entered into definitive documentation to memorialize the agreed amendments to the Amended and Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement, or the Revised Master Agreement, is effective as from January 1, 2018.
Pursuant to the Revised Master Agreement, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000 per vessel, and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement, are not expected to materially differ from the annual technical management fee charged prior to the amendment.
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated statement of income or loss and balance sheet are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2017	2016	2015
Pool revenue(1)
Scorpio MR Pool Limited	$217,141	$248,974	$315,925
Scorpio LR2 Pool Limited	136,514	156,503	208,132
Scorpio Handymax Tanker Pool Limited	78,510	73,683	138,736
Scorpio LR1 Tanker Pool Limited	13,895	—	—
Scorpio Panamax Tanker Pool Limited	1,515	5,843	34,613
Scorpio Aframax Tanker Pool Limited	1,170	—	—
Voyage expenses(2)	(1,786)	(1,128)	(2,127)
Vessel operating costs(3)	(22,909)	(19,484)	(18,393)
Administrative expenses(4)	(10,744)	(9,462)	(7,950)

(1)
These transactions relate to revenue earned in the Scorpio Group Pools. The Scorpio Group Pools are related party affiliates. When our vessels are in the Scorpio Group Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels.

(2)
These transactions represent the expense due to SCM, a related party affiliate, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Group Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Group Pools, each vessel pays (i) flat fees of $250 per day for LR1/Panamax and LR2/Aframax vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue.  These expenses are included in voyage expenses in the consolidated statements of income or loss.

(3)
These transactions represent technical management fees charged by SSM, a related party affiliate, which are included in vessel operating costs in the consolidated statements of income or loss. SSM’s services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. We believe our technical management fees are at arms-length rates as they are based on contracted rates that were the same as those charged to other vessels managed by SSM at the time the management agreements were entered into. This fee was $685 per vessel per day during the years ended December 31, 2017, 2016 and 2015.

(4)
We have an Amended Administrative Services Agreement with SSH, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party affiliate. We reimburse SSH for the reasonable direct or indirect expenses that are incurred on our behalf. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group. The expenses incurred under this agreement were as follows, and were recorded in general and administrative expenses in the consolidated statement of income or loss.

•
The expense for the year ended December 31, 2017 of $10.7 million included (i) administrative fees of $9.0 million charged by SSH, (ii) restricted stock amortization of $1.2 million, which relates to the issuance of an aggregate of 1,144,000 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014, July 2015, July 2016 and December 2017, and (iii) the reimbursement of expenses of $0.5 million.

•
The expense for the year ended December 31, 2016 of $9.5 million included (i) administrative fees of $7.3 million charged by SSH, (ii) restricted stock amortization of $1.6 million, which relates to the issuance of an aggregate of 795,000 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014 and July 2015 and July 2016, and (iii) the reimbursement expenses of $0.6 million.

•
The expense for the year ended December 31, 2015 of $7.9 million included (i) administrative fees of $6.8 million charged by SSH, (ii) restricted stock amortization of $0.9 million, which relates to the issuance of an aggregate of 508,500 shares of restricted stock to SSH employees for no cash consideration in May and September 2014 and July 2015 and (iii) the reimbursement of expenses of $0.2 million.

We had the following balances with related party affiliates, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2017	2016
Assets:
Accounts receivable (due from the Scorpio Group Pools) (1)	$44,880	$40,680
Accounts receivable and prepaid expenses (SSM) (2)	6,391	4,233
Other assets (pool working capital contributions) (3)	41,401	19,217
Liabilities:
Accounts payable and accrued expenses (SSM)	766	653
Accounts payable and accrued expenses (owed to the Scorpio Group Pools)	462	15
Accounts payable and accrued expenses (SCM)	191	53
Accounts payable and accrued expenses (SSH)	190	90

(1)
Accounts receivable due from the Scorpio Group Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of December 31, 2017 and 2016 include $25.7 million and $24.1 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Group Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:

•
For vessels in the Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.

•
For vessels in the Scorpio MR Pool and Scorpio Panamax Tanker Pool, any contributions are repaid, without interest, when such vessel has earned sufficient net revenues to cover the value of such working capital contributed.  Accordingly, we classify such amounts as current (within accounts receivable).

•
For vessels in the Scorpio LR2 Pool, Scorpio Aframax Pool and Scorpio LR1 Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from each pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.

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

•
During the year ended December 31, 2017, we paid SSH an aggregate fee of $2.2 million in connection with the purchase and delivery of STI Galata, STI Bosphorus, STI Leblon, STI La Boca, STI San Telmo and STI Donald C. Trauscht. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Service Agreement. Additionally, we paid SCM an aggregate termination fee of $0.2 million that was due under the commercial management agreements and we paid SSM an aggregate termination fee of $0.2 million that was due under technical management agreements as a result of the sales of STI Emerald and STI Sapphire which have been recorded within net loss on sales of vessels within the consolidated statement of income or loss.

•
During the year ended December 31, 2016, we paid SSH an aggregate fee of $1.7 million in connection with the sales of STI Lexington, STI Mythos, STI Chelsea, STI Powai, and STI Olivia and a fee of $0.6 million for the purchase and delivery of STI Lombard. Additionally, we paid SCM an aggregate termination fee of $2.7 million that was due under the commercial management agreements and we paid SSM an aggregate termination fee of $2.5 million that was due under the technical management agreements as a result of the aforementioned vessel sales. The agreements to sell and acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Service Agreement. The aggregate fees paid to SCM, SSH and SSM as they relate to the aforementioned vessel sales, are recorded within net loss on sales of vessels within the consolidated statement of income or loss.

•
During the year ended December 31, 2015, we paid SSH an aggregate fee of $12.6 million in connection with the purchase and delivery of 29 vessels and the sales of four vessels. Additionally, as a result of the sale of STI Highlander in 2015, we paid a $0.5 million termination fee due under the vessel's commercial management agreement with SCM and a $0.5 million termination fee due under the vessel's technical management agreement with SSM. The aggregate fees paid to SCM, SSH and SSM as they relate to the aforementioned vessel sales are recorded within net loss on sales of vessels within the consolidated statement of income or loss.

In 2011, we entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. There were no costs incurred under this agreement during the years ended December 31, 2017, 2016 and 2015. We also have an agreement with SSM to supervise the eight MR product tankers that were under construction at HMD and delivered throughout 2017 and in January 2018. We paid SSM $0.7 million under this agreement during the year ended December 31, 2017.
 Key management remuneration
The table below shows key management remuneration for the years ended December 31, 2017, 2016 and 2015:

	For the year ended December 31,
In thousands of U.S. dollars	2017	2016	2015
Short-term employee benefits (salaries)	$6,614	$8,786	$15,601
Share-based compensation (1)	19,113	25,575	26,911
Total	$25,727	$34,361	$42,512

(1)	Represents the amortization of restricted stock issued under our equity incentive plans as described in Note 16.
For the purpose of the table above, key management are those persons who have authority and responsibility for making strategic decisions, and managing operating, financial and legal activities.
There are no post-employment benefits.

18.	Vessel revenue

During the year ended December 31, 2017, 2016 and 2015, we had five, six, and six vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater), respectively. The remaining vessels earned revenue from the Scorpio Group Pools or in the spot market.

Revenue Sources

	For the year ended December 31,
In thousands of U.S. dollars	2017	2016	2015
Pool revenue	$458,730	$485,003	$697,406
Time charter revenue	37,411	36,694	19,714
Voyage revenue (spot market)	16,591	—	38,441
Other revenue	—	1,050	150
	$512,732	$522,747	$755,711

19.	Operating Leases

Time and Bareboat Chartered-In Vessels

The following table depicts our time or bareboat chartered-in vessel commitments during the year ended December 31, 2017:

	Name	Year built	Vessel class	Charter type	Delivery (1)	Charter Expiration	Rate ($/ day)
	Active as of December 31, 2017
1	Kraslava	2007	Handymax	Time Charter	January-11	May-18	11,250	(2)
2	Krisjanis Valdemars	2007	Handymax	Time Charter	February-11	March-18	11,250	(3)
3	Silent	2007	Handymax	Bareboat	January-17	March-19	7,500	(4)
4	Single	2007	Handymax	Bareboat	January-17	March-19	7,500	(4)
5	Star I	2007	Handymax	Bareboat	January-17	March-19	7,500	(4)
6	Steel	2008	Handymax	Bareboat	January-17	March-19	6,000	(5)
7	Sky	2008	Handymax	Bareboat	January-17	March-19	6,000	(5)
8	Stone I	2008	Handymax	Bareboat	January-17	March-19	6,000	(5)
9	Style	2008	Handymax	Bareboat	January-17	March-19	6,000	(5)
10	STI Beryl	2013	MR	Bareboat	April-17	April-25	8,800	(6)
11	STI Le Rocher	2013	MR	Bareboat	April-17	April-25	8,800	(6)
12	STI Larvotto	2013	MR	Bareboat	April-17	April-25	8,800	(6)
13	Vukovar	2015	MR	Time Charter	May-15	May-18	17,034
14	Zefyros	2013	MR	Time Charter	July-16	June-18	13,250	(7)
15	Gan-Trust	2013	MR	Time Charter	January-13	January-19	13,050	(8)
16	CPO New Zealand	2011	MR	Time Charter	September-16	September-18	15,250	(9)
17	CPO Australia	2011	MR	Time Charter	September-16	September-18	15,250	(9)
18	Ance	2006	MR	Time Charter	October-16	October-18	13,500	(10)
19	Densa Crocodile	2015	LR2	Time Charter	June-17	July-18	14,750	(11)
	Time or bareboat charters that expired in 2017
1	Densa Crocodile	2015	LR2	Time Charter	February-15	January-17	22,600
2	Miss Mariarosaria	2011	MR	Time Charter	May-15	May-17	16,350
3	Targale	2007	MR	Time Charter	May-12	May-17	16,200
4	Hellespont Progress	2006	LR1	Time Charter	March-14	May-17	17,250
5	Densa Alligator	2013	LR2	Time Charter	September-13	September-17	14,360

(1)	Represents delivery date or estimated delivery date.
(2)	In February 2017, we entered into a new time charter-in agreement for one year at $11,250 per day effective May 2017. We have an option to extend the charter for an additional year at $13,250 per day.
(3)
In February 2017, we entered into a new time charter-in agreement for one year at $11,250 per day effective March 2017. We have an option to extend the charter for an additional year at $13,250 per day.

(4)
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

(5)
In December 2016, we entered into an agreement to bareboat-in this vessel at a rate of $6,000 per day. The agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.

(6)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.

(7)
In November 2017, we declared the option to extend the time charter-in agreement for an additional six months at $13,250 per day effective December 2017. We have an option to extend the charter for an additional year at $14,500 per day.

(8)	In November 2017, we extended the time charter-in agreement for one year at $13,950 per day effective January 2018. We have an option to extend the charter for an additional year at $15,750 per day.
(9)	We have an option to extend the charter for an additional year at $16,000 per day.
(10)	In August 2017, we entered into a new time charter-in agreement for one year at $13,500 per day. We have an option to extend the charter for an additional year at $15,000 per day.
(11)	In November 2017, we declared the option to extend this time charter for an additional six months at $15,750 per day effective January 2018.

The undiscounted remaining future minimum lease payments under these arrangements as of December 31, 2017 are $117.6 million. The obligations under these agreements will be repaid as follows:

	As of December 31,
In thousands of U.S. dollars	2017	2016
Less than 1 year	$52,532	$57,018
1 - 5 years	42,839	30,933
5+ years	22,264	—
Total	$117,635	$87,951
During the years ended December 31, 2017, 2016 and 2015, our charterhire expense was $75.8 million, $78.9 million and $96.9 million, respectively. These lease payments include payments for the non-lease elements in our time chartered-in arrangements.

Time Chartered-Out Vessels

The following table summarizes the terms of our time chartered-out vessels that were in place during the years ended December 31, 2017 and 2016.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration		Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	February-19	(1)	$18,000
2	STI Poplar	2014	Handymax	January-16	January-19	(1)	$18,000
3	STI Notting Hill	2015	MR	November-15	November-18	(2)	$20,500
4	STI Westminster	2015	MR	December-15	December-18	(2)	$20,500
5	STI Rose	2015	LR2	February-16	February-19	(2)	$28,000
6	STI Texas City	2014	MR	March-14	April-16		$16,000	(3)

(1) Redelivery is plus 30 days or minus 10 days from the expiry date.
(2) Redelivery is plus or minus 30 days from the expiry date.
(3) The charter had a 50% profit sharing provision whereby we received 50% of the vessel's profits above the daily base rate from the charterer.
Payments received include payments for the non-lease elements in these time chartered-out arrangements.
The future minimum payments due to us under these non-cancellable leases are set forth below. These minimum payments are shown net of address commissions, which are deducted upon payment.

	As of December 31,
In thousands of U.S. dollars	2017	2016
Less than 1 year	$35,992	$37,472
1 - 5 years	2,176	38,168
5+ years	—	—
Total	$38,168	$75,640

20.	General and administrative expenses
General and administrative expenses primarily represent employee benefit expenses, professional fees and administrative fees payable to SSH under our administrative services agreement (as described in Note 17).
Employee benefit expenses consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2017	2016	2015
Short term employee benefits (salaries)	$9,196	$12,330	$19,978
Share based compensation (see Note 16)	22,385	30,207	33,687
	$31,581	$42,537	$53,665

21.	Financial expenses

Financial expenses consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2017	2016	2015
Interest payable on debt (1)	$86,703	$63,858	$61,082
Amortization of deferred financing fees	13,381	14,149	14,688
Write-off of deferred financing fees (2)	2,467	14,479	2,730
Accretion of Convertible Notes (as described in Note 13)	12,211	11,562	11,096
Accretion of premiums and discounts on assumed debt(3)	1,478	—	—
Total financial expenses	$116,240	$104,048	$89,596

(1)
The increase in interest payable in each year is primarily attributable to increases in the Company’s average debt balance in addition to increases in LIBOR rates throughout 2017. Average debt outstanding during the years ended December 31, 2017, 2016 and 2015 was $2,265.7 million, $1,986.6 million and $1,941.0 million, respectively. The increase in average debt during the year ended December 31, 2017 was primarily the result of the Merger and the assumption of NPTI's indebtedness of $907.4 million in aggregate. Interest payable during those periods was offset by interest capitalized from vessels under construction (as described in Note 7) of $4.2 million, $6.3 million and $5.6 million, during the years ended December 31, 2017, 2016 and 2015 respectively.

(2)
The write-off of deferred financing fees in the year ended December 31, 2017 includes (i) $0.5 million related to the repayment of debt as a result of the sales of two vessels (as described in Note 6), (ii) $0.1 million related to the repayment of debt as a result of the sale and operating leasebacks of three vessels (as described in Note 6), (iii) $1.1 million related to the repayment of debt as a result of the finance lease arrangements for five vessels (as described in Note 13), and (iv) $0.8 million related to the refinancing of outstanding borrowings under various credit facilities and repurchase of our Senior Notes due 2017 as described in Note 13. The write-off of deferred financing fees in the year ended December 31, 2016 includes (i) $3.2 million related to the repayment of debt as a result of the sales of five vessels, and (ii) $11.2 million related to the refinancing of outstanding borrowings under various credit facilities and the repurchase of our Convertible Notes as described in Note 13. The write-off of deferred financing fees in the year ended December 31, 2015 relates to the refinancing of outstanding indebtedness.

(3)
The accretion of premiums and discounts represent the accretion or amortization of the fair value adjustments relating to the indebtedness assumed from NPTI that have been recorded since the closing dates of the NPTI Vessel Acquisition and the September Closing. These premiums or discounts are described in Note 13.

22.	Tax
Scorpio Tankers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands’ income tax. Based upon review of applicable laws and regulations, and after consultation with counsel, we do not believe we are subject to material income taxes in any jurisdiction, including the United States of America. Therefore, we did not have any income tax charges, benefits, or balances as of or for the periods ended December 31, 2017, 2016 and 2015.

23.	(Loss) / earnings per share
The calculation of both basic and diluted (loss) / earnings per share is based on net income or loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
In thousands of U.S. dollars except for share data	2017	2016	2015
Net (loss) or income attributable to equity holders of the parent - basic	$(158,240)	$(24,903)	$217,749
Convertible Notes interest expense	—	—	19,630
Convertible Notes deferred financing amortization	—	—	1,756
Net (loss) or income attributable to equity holders of the parent - diluted	$(158,240)	$(24,903)	$239,135

Basic weighted average number of shares	215,333,402	161,118,654	161,436,449
Effect of dilutive potential basic shares:
Restricted stock	—	—	7,323,894
Convertible Notes	—	—	30,978,983
	—	—	38,302,877
Diluted weighted average number of shares	215,333,402	161,118,654	199,739,326

(Loss) / Earnings Per Share:
Basic	$(0.73)	$(0.15)	$1.35
Diluted	$(0.73)	$(0.15)	$1.20

During the years ended December 31, 2017 and 2016, we incurred net losses and as a result, the inclusion of potentially dilutive shares relating to unvested shares of restricted stock and our Convertible Notes were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.  Accordingly, Convertible Notes interest expense, deferred financing amortization and the potentially dilutive securities relating to the conversion of the Convertible Notes (representing 34,422,823 and 34,049,792 shares of common stock for the year ended December 31, 2017 and 2016, respectively) along with the potentially dilutive impact of 19,254,411 and 12,613,585 unvested shares of restricted stock were excluded from the computation of diluted earnings per share for the year ended December 31, 2017 and 2016, respectively.
The dilutive effect of 38,302,877 shares for the year ended December 31, 2015 relates to 31,791,435 potentially dilutive shares relating to our Convertible Notes and 13,611,270 unvested shares of restricted stock.

24.	Financial instruments - financial and other risks
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
The fair values and carrying values of our financial instruments at December 31, 2017 and 2016, respectively, are shown in the table below.

Categories of Financial Instruments

	As of December 31, 2017		As of December 31, 2016
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$186,462	$186,462	$99,887	$99,887
Restricted cash (2)	11,387	11,387	—	—
Loans and receivables (3)	65,458	65,458	42,329	42,329
Derivatives at fair value through profit or loss (4)	—	—	116	116

Financial liabilities
Accounts payable (5)	$13,044	$13,044	$9,282	$9,282
Accrued expenses (5)	32,838	32,838	23,024	23,024
Secured bank loans (6)	1,615,248	1,615,248	1,466,940	1,466,940
Finance lease liability (7)	717,139	717,139	—	—
Unsecured Senior Notes Due 2020 (8)	53,449	53,750	48,252	53,750
Unsecured Senior Notes Due 2017 (8)	—	—	52,330	51,750
Unsecured Senior Notes Due 2019 (8)	58,466	57,500	—	—
Convertible Notes (9)	316,184	348,500	286,321	348,500

(1)	Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

(2)	Restricted cash are considered Level 1 items due to the liquid nature of these assets.

(3)	We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.

(4)
The derivative financial instrument at December 31, 2016 consists of the profit or loss agreement relating to Densa Crocodile whereby the profits or losses above or below the daily time charter rate were shared with a third party who neither owned nor operated the vessel. This instrument was recorded at the present value of estimated future cash flows which were derived from observable time charter rates and discounted based on the applicable yield curves to determine the fair value. As such, we classified this liability as a Level 2 fair value measurement. This agreement expired in January 2017.

(5)	We consider that the carrying amounts of accounts payable and accrued expenses approximate the fair value due to the relative short maturity of these instruments.

(6)
The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $29.9 million and $31.1 million of unamortized deferred financing fees as of December 31, 2017 and 2016, respectively.

(7)
The carrying value of our obligations due under finance lease arrangements are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates. These amounts are shown net of $1.2 million of unamortized deferred financing fees as of December 31, 2017.

(8)
The carrying value of our Unsecured Senior Notes Due 2020 and 2019 are measured at amortized cost using the effective interest method. The carrying values shown in the table are the face value of the notes. These notes are shown net of $0.8 million and $1.5 million of unamortized deferred financing fees, respectively, on our consolidated balance sheet as of December 31, 2017. Our Senior Notes Due 2020 and 2019 are quoted on the New York Stock Exchange under the symbols 'SBNA' and 'SBBC', respectively. We consider their fair values to be Level 1 measurements due to their quotation on an active exchange.

(9)
The carrying value of our Convertible Notes shown in the table above is its face value. The liability component of the Convertible Notes has been recorded within Long-term debt on the consolidated balance sheet as of December 31, 2017, net of $2.8 million of unamortized deferred financing fees. The equity component of the Convertible Notes has been recorded within Additional paid-in capital on the consolidated balance sheet, net of $1.9 million of deferred financing fees. We consider its fair value to be a Level 2 measurement.

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
Spot market rate risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. We currently have five vessels on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $36.6 million, $31.1 million and $31.4 million for the years ended December 31, 2017, 2016 and 2015, respectively.
Interest rate risk
The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the entire year.
If interest rates had been 1% higher/lower and all other variables were held constant, our net loss for the year ended December 31, 2017 would have decreased/increased by $17.9 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities as described in Note 13.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2016 would have decreased/increased by $14.8 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities as described in Note 13.
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
Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial manager. We did not experience material credit losses on our accounts receivables portfolio in the years ended December 31, 2017, 2016 and 2015.
The carrying amount of financial assets recognized in our consolidated financial statements represents the maximum exposure to credit risk without taking account of the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2017, 2016 and 2015.
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
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows. Current economic conditions in the product tanker market are challenging and have resulted in the incurrence of significant losses during the year ended December 31, 2017. The persistence or a deterioration in these economic conditions could cause us to breach certain of our debt covenants which could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Based on internal forecasts and projections, which take into account reasonably possible changes in our trading performance, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to newbuilding installments, debt service obligations and charterhire commitments) for a period of at least twelve months from the date of approval of these consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
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
To be repaid as follows:

	As of December 31,
In thousands of U.S. dollars	2017	2016
Less than 1 month	$24,868	$32,997
1-3 months	65,294	41,577
3 months to 1 year	219,144	354,738
1-5 years	2,438,033	1,723,306
5+ years	684,330	54,330
Total	$3,431,669	$2,206,948
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

25.	Subsequent events
Vessel delivery and related debt drawdown
In January 2018, we took delivery of STI Esles II and STI Jardins, MR product tankers that were under construction from HMD. In December 2017, we drew down $21.5 million from our 2017 Credit Facility to partially finance the purchase of STI Esles II, and in January 2018, we drew down $21.5 million from our 2017 Credit Facility to partially finance the purchase of STI Jardins.
Declaration of dividend
On February 13, 2018, our Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about March 27, 2018 to all shareholders of record as of March 12, 2018.

Convertible Senior Notes due 2019
On March 12, 2018, the conversion rate of the Convertible Notes was adjusted to reflect the Company's expected payment of a cash dividend on or about March 27, 2018 to all shareholders of record as of March 12, 2018. The new conversion rate for the notes is 99.2056 shares of the Company's common shares per $1,000 principal amount of the Convertible Notes, representing an increase of the prior conversion rate of 0.4313 shares for each $1,000 principal amount of the Convertible Notes.
Revised Master Agreement
In December 2017, we agreed to amend the Amended and Restated Master Agreement to amend and restate the technical management agreement thereunder subject to bank consents being obtained, which were subsequently obtained. On February 22, 2018, we entered into definitive documentation to memorialize the agreed amendments to the Amended and Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement, or the Revised Master Agreement, is effective as from January 1, 2018.
Pursuant to the Revised Master Agreement, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000 per vessel, and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement, are not expected to materially differ from the annual technical management fee charged prior to the amendment.
Amendment of Minimum Interest Coverage Ratio
In February and March 2018, we amended the ratio of EBITDA to net interest expense financial covenant on our secured credit facilities (wherever applicable) for the quarters ended June 30, 2018, September 30, 2018 and December 31, 2018. Under this amendment, the ratio was reduced to greater than 1.50 to 1.00 from 2.50 to 1.00.
Time Chartered-in Vessels
In January 2018, we entered into a new time charter-in agreement on a 2012 built, MR product tanker for one year at $14,000 per day.  We have an option to extend the charter for an additional year at $14,400 per day.  We took delivery of this vessel in March 2018.
In February 2018, we entered into a new time charter-in agreement on a 2013 built, LR2 product tanker for six months at $14,300 per day.  We have an option to extend the charter for an additional six months at $15,310 per day.  We took delivery of this vessel in February 2018.
2013 Equity Incentive Plan
In February 2018, our Board of Directors approved the reloading of the 2013 Equity Incentive Plan (the "Plan") and reserved an additional 5,122,448 common shares, par value $0.01 per share, of the Company for issuance pursuant to the plan.
In March 2018, we issued 5,002,448 shares of restricted stock to our employees and 120,000 shares to our directors for no cash consideration. The share price on the issuance date was $2.22 per share. The vesting schedule of the restricted stock issued to our employees is as follows:

Number of restricted shares	Vesting date
1,235,186	September 4, 2020
217,502	November 4, 2020
214,794	March 1, 2021
1,235,186	September 3, 2021
217,502	November 5, 2021
214,794	March 1, 2022
1,235,187	September 2, 2022
217,502	November 4, 2022
214,795	March 1, 2023
5,002,448
The vesting schedule of the restricted shares issued to our directors is (i) one-third of the shares vest on March 1, 2019, (ii) one-third of the shares vest on March 2, 2020, and (iii) one-third of the shares vest on March 1, 2021.