Form 20-F
period 2018-12-31
Scorpio Tankers Inc.
filed 2019-03-20
CIK 1483934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

As of December 31, 2018, there were 51,397,562 outstanding shares of common stock, par value $0.01 per share (such number adjusted for the one-for-ten reverse stock split effected on January 18, 2019).

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “seek,” “plan,” “potential,” “continue,” “contemplate,” “possible,” “target,” “project,” “likely,” “may,” “might,” “would,” “could” and similar expressions, terms, or phrases may identify forward-looking statements.
These forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:

•	our future operating or financial results;

•	the strength of world economies and currencies;

•	fluctuations in interest rates and foreign exchange rates;

•	general market conditions, including the market for our vessels, fluctuations in spot and charter rates and vessel values;

•	availability of financing and refinancing;

•	our business strategy and other plans and objectives for growth and future operations;

•	our ability to successfully employ our vessels;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	our ability to realize the expected benefits from acquisitions;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	vessel breakdowns and instances of off-hire;

•	competition within our industry;

•	the supply of and demand for vessels comparable to ours;

•	corruption, piracy, militant activities, political instability, terrorism, and ethnic unrest in locations where we may operate;

•	delays and cost overruns in construction projects;

•	our level of indebtedness;

•	our ability to obtain financing and to comply with the restrictive and other covenants in our financing arrangements;

•	our need for cash to meet our debt service obligations;

•	our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;

•	our ability to successfully identify, consummate, integrate, and realize the expected benefits from acquisitions, including our acquisition of Navig8 Product Tankers Inc., or NPTI;

•	reputational risks;

•	availability of skilled workers and the related labor costs and related costs;

•	the MarPol convention, Annex VI Prevention of Air Pollution from Ships which will reduce the maximum amount of sulfur that ships can emit into the air, which will be applicable as of January 1, 2020;

•	the International Convention for the Control and Management of Ships' Ballast Water and Sediments (BWM), which will be applicable as of September 2019;

•	compliance with governmental, tax, environmental and safety regulation;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;

•	general economic conditions and conditions in the oil and natural gas industry;

•	effects of new products and new technology in our industry;

•	the failure of counterparties to fully perform their contracts with us;

•	our dependence on key personnel;

•	adequacy of insurance coverage;

•	our ability to obtain indemnities from customers;

•	changes in laws, treaties or regulations applicable to us;

•	the volatility of the price of our common shares and our other securities;

•	other factors that may affect our future results; and

•	these factors and other risk factors described in this annual report and other reports that we furnish or file with the U.S. Securities and Exchange Commission, or the SEC.
These factors and the other risk factors described in this report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their dates. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Please see our Risk Factors in "Item 3. Key Information - D. Risk Factors" of this annual report for a more complete discussion of these and other risks and uncertainties.

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
As used herein, “SLR2P” refers to the Scorpio LR2 Pool,“SLR1P” refers to the Scorpio LR1 Tanker Pool, “SMRP” refers to the Scorpio MR Pool, and “SHTP” refers to the Scorpio Handymax Tanker Pool, which are spot market-oriented tanker pools in which certain of our vessels operate.
References in this annual report to common shares are adjusted to reflect the consolidation of common shares through a one-for-ten reverse stock split, which became effective as of January 18, 2019.
A. Selected Financial Data
The following tables set forth our selected consolidated financial data and other operating data as of and for the years ended December 31, 2018, 2017, 2016, 2015, and 2014. The selected data is derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our audited consolidated income statement and statement of cash flows for the years ended December 31, 2018, 2017, and 2016 and our consolidated balance sheets as of December 31, 2018 and 2017, together with the notes thereto, are included herein. Our audited consolidated financial statements for the years ended December 31, 2015 and 2014 and our consolidated balance sheets as of December 31, 2016, 2015 and 2014, and the notes thereto, are not included herein.
Additionally, on January 18, 2019, we effected a one-for-ten reverse stock split. Our shareholders approved the reverse stock split and change in authorized common shares at our special meeting of shareholders held on January 15, 2019. Pursuant to this reverse stock split, the total number of authorized common shares was reduced to 150,000,000 shares and the number of common shares outstanding was reduced from 513,975,324 shares to 51,397,470 shares (which reflects adjustments for fractional share settlements). The par value of the common shares was not adjusted as a result of the reverse stock split. All share and per share information contained in this annual report have been retroactively adjusted to reflect the reverse stock split.

	For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2018	2017	2016	2015	2014
Consolidated income statement data
Revenue
Vessel revenue	$585,047	$512,732	$522,747	$755,711	$342,807
Operating expenses
Vessel operating costs	(280,460)	(231,227)	(187,120)	(174,556)	(78,823)
Voyage expenses	(5,146)	(7,733)	(1,578)	(4,432)	(7,533)
Charterhire	(59,632)	(75,750)	(78,862)	(96,865)	(139,168)
Depreciation	(176,723)	(141,418)	(121,461)	(107,356)	(42,617)
General and administrative expenses	(52,272)	(47,511)	(54,899)	(65,831)	(48,129)
Write down of vessels held for sale and net loss on sales of vessels	—	(23,345)	(2,078)	(35)	(3,978)
Write-off of vessel purchase options	—	—	—	(731)	—
Merger transaction related costs	(272)	(36,114)	—	—	—
Bargain purchase gain	—	5,417	—	—	—
Gain on sale of VLGCs	—	—	—	—	—
Gain on sale of VLCCs	—	—	—	—	51,419
Gain on sale of Dorian shares	—	—	—	1,179	10,924
Re-measurement of investment in Dorian	—	—	—	—	(13,895)
Total operating expenses	(574,505)	(557,681)	(445,998)	(448,627)	(271,800)
Operating income / (loss)	10,542	(44,949)	76,749	307,084	71,007
Other (expense) and income, net
Financial expenses	(186,628)	(116,240)	$(104,048)	(89,596)	(20,770)
Loss on exchange of convertible notes	(17,838)	—	—	—	—
Realized loss on derivative financial instruments	—	(116)	—	55	17
Unrealized gain on derivative financial instruments	—	—	1,371	(1,255)	264
Financial income	4,458	1,538	1,213	145	203
Share of income from associate	—	—	—	—	1,473
Other expenses, net	(605)	1,527	(188)	1,316	(103)
Total other expense, net	(200,613)	(113,291)	(101,652)	(89,335)	(18,916)
Net (loss) / income	$(190,071)	$(158,240)	$(24,903)	$217,749	$52,091
(Loss) / earnings per common share:(1)
Basic (loss) / earnings per share	$(5.46)	$(7.35)	$(1.55)	$13.49	$3.03
Diluted (loss) / earnings per share	$(5.46)	$(7.35)	$(1.55)	$11.97	$2.95
Cash dividends declared per common share	$0.400	$0.400	$5.000	$4.950	$3.900
Basic weighted average shares outstanding	34,824,311	21,533,340	16,111,865	16,143,644	17,185,106
Diluted weighted average shares outstanding	34,824,311	21,533,340	16,111,865	19,973,932	17,629,280

	As of December 31,
In thousands of U.S. dollars	2018	2017	2016	2015	2014
Balance sheet data
Cash and cash equivalents	$593,652	$186,462	$99,887	$200,970	$116,143
Vessels and drydock	3,997,789	4,090,094	2,913,254	3,087,753	1,971,878
Vessels under construction	—	55,376	137,917	132,218	404,877
Total assets	4,784,164	4,498,376	3,230,187	3,523,455	2,804,643
Current and non-current debt (2)	2,910,315	2,767,193	1,882,681	2,049,989	1,571,522
Shareholders’ equity	1,839,012	1,685,301	1,315,200	1,413,885	1,162,848

	For the year ended December 31,
In thousands of U.S. dollars	2018	2017	2016	2015	2014
Cash flow data
Net cash inflow/(outflow)
Operating activities	$57,790	$41,801	$178,511	$391,975	$93,916
Investing activities	(52,737)	(159,923)	31,333	(703,418)	(1,158,234)
Financing activities	402,137	204,697	(310,927)	396,270	1,101,616

(1)
Basic (loss) / earnings per share is calculated by dividing the net (loss) / income attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted (loss) / earnings per share is calculated by adjusting the net (loss) / income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share. Moreover, the per share information reflected above has been retroactively adjusted to give effect to the one-for-ten reverse stock split that we effected on January 18, 2019.

(2)
Current and non-current debt as of December 31, 2018, 2017, 2016, 2015, and 2014 is shown net of unamortized deferred financing fees of $23.5 million, $36.2 million, $37.4 million, $55.8 million and $47.1 million, respectively.

The following table sets forth our other operating data. This data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	For the year ended December 31,
	2018	2017	2016	2015	2014
Average Daily Results
TCE per day(1)	$12,782	$13,146	$15,783	$23,163	$15,935
Vessel operating costs per day(2)	6,463	6,559	6,576	6,564	6,802
LR2/Aframax
TCE per revenue day (1)	13,968	14,849	20,280	30,544	18,621
Vessel operating costs per day(2)	6,631	6,705	6,734	6,865	6,789
LR1/Panamax
TCE per revenue day (1)	10,775	11,409	17,277	21,804	16,857
Vessel operating costs per day(2)(4)	6,608	7,073	—	8,440	8,332
MR
TCE per revenue day (1)	12,589	12,975	14,898	21,803	15,297
Vessel operating costs per day(2)	6,366	6,337	6,555	6,461	6,580
Handymax
TCE per revenue day (1)	12,196	11,706	12,615	19,686	14,528
Vessel operating costs per day(2)	6,295	6,716	6,404	6,473	6,704
Fleet data(3)
Average number of owned or finance leased vessels	108.9	88.0	77.7	72.7	31.6
Average number of time chartered-in vessels	6.3	10.3	12.7	16.9	26.3
Average number of bareboat chartered-in vessels	10.0	8.2	—	—	—
Drydock
Expenditures for drydock, scrubber and BWTS (in thousands of U.S. dollars)	$26,680	$6,353	$—	$—	$1,290

(1)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent, or TCE (a non-IFRS measure), per revenue day. Vessels in pools and on time charter do not incur significant voyage expenses; therefore, the revenue for pool vessels and time charter vessels is approximately the same as their TCE revenue. Please see “Item 5. Operating and Financial Review and Prospects- Important Financial and Operational Terms and Concepts” for a discussion of TCE revenue, revenue days and voyage expenses and "Item 5. Operating and Financial Review and Prospects - A. Operating Results" for a reconciliation of TCE revenue to vessel revenue.

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
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels or to sell them on the expiration or termination of their charters, and the rates payable in respect of our vessels currently operating in tanker pools, or any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence demand for tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	regional availability of refining capacity and inventories;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;

•	currency exchange rates;

•	the distance over which oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	developments in international trade, including those relating to the imposition of tariffs;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars

The factors that influence the supply of tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	demand for alternative sources of energy;

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	vessel casualties;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	the scrapping rate of older vessels, depending, amongst other things, on scrapping rates and international scrapping regulations;

•	conversion of tankers to other uses;

•	the number of product tankers trading crude or "dirty" oil products (such as fuel oil);

•	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire;

•	environmental concerns and regulations;

•	product imbalances (affecting the level of trading activity);

•	developments in international trade, including refinery additions and closures;

•	port or canal congestion; and

•	speed of vessel operation.

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
We anticipate that the future demand for our tankers will be dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products to be transported by sea.  Given the number of new tankers currently on order with shipyards, the capacity of the global tanker fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth.  Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.
Declines in oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth in the tanker and offshore sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.

We are dependent on spot-oriented pools and spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
As of March 15, 2019, all of our vessels were employed in either the spot market or in spot market-oriented tanker pools such as the SLR2P, SLR1P, SMRP or SHTP, which we refer to collectively as the Scorpio Pools and which are managed by companies that are members of the Scorpio group of companies, or Scorpio, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
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
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. According to Drewry Shipping Consultants Ltd., or Drewry, as of February 1, 2019, the newbuilding order book, which extends to 2022 and beyond, equaled approximately 10.9% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.
In addition, product tankers may be "cleaned up" from "dirty/crude" trades and swapped back into the product tanker market which would increase the available product tanker tonnage which may in turn affect the supply and demand balance for product tankers. This could have an adverse effect on our future performance, results of operations, cash flows and financial position.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Guinea, the Gulf of Aden and the Sulu Sea. Sea piracy incidents continue to occur, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, or increases in cost associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or travelling at increased speeds as recommended by BMP4), or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, ability to pay dividends, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.
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
A significant portion of our earnings are related to the oil industry.  A shift in the consumer demand from oil towards other energy resources such as wind energy, solar energy, or water energy would potentially affect the demand for our product tankers.  This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
Our business and profitability are affected by the overall level of demand for our vessels, which in turn is affected by trends in global economic conditions. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. In the past, declines in global economic activity significantly reduced the level of demand for our vessels.  The world economy continues to face a number of challenges and an extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our future performance, results of operations, cash flows and financial position.
We also face risks attendant to changes in interest rates, along with instability in the banking and securities markets around the world, among other factors. These risks factors may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.
If volatility in LIBOR occurs, it could affect our profitability, earnings and cash flow.
LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.
Furthermore, interest in most financing agreements in our industry has been based on published LIBOR rates. Recently, however, there is uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If lenders exercise such a provision in our existing agreements or we to agree to such a provision in future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or "Committee", a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or "SOFR." The impact of such a transition away from LIBOR could be significant for us because of our substantial indebtedness. In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.
If we, including the Scorpio Pools in which all of our vessels operate, cannot meet our customers' quality and compliance requirements we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.
Customers, in particular those in the oil industry, have an increasingly high focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our, and the Scorpio Pools' continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, or a continuous decrease in the quality concerning one or more vessels occurring over time. Moreover, continuous increasing requirements from oil industry constituents can further complicate our ability to meet the standards. Any noncompliance by us, or the Scorpio Pools, either suddenly or over a period of time, on one or more vessels, or an increase in requirements by oil operators above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We are required to make significant investments in ballast water management which may have a material adverse effect on our future performance, results of operations, and financial position.
The International Convention for the Control and Management of Vessels' Ballast Water and Sediments, or the BWM Convention, aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships' ballast water and sediments. The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits.  The BWM Convention was ratified in September 2016 and entered into force in September 2017. The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention, or IOPP, renewal survey, existing vessels must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. The cost of such systems, including installation, is expected to be between $1.0 million and $1.5 million per vessel.
54 of the 109 vessels in our owned or finance leased fleet currently have ballast water treatment systems installed. Additionally, in July 2018, we executed an agreement to purchase 55 ballast water treatment systems from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems are expected to be installed over the next five years, as each respective vessel under the agreement is due for its IOPP renewal survey. We cannot be assured that these systems will be approved by the regulatory bodies of every jurisdiction in which we may wish to conduct our business. Accordingly, we may have to make additional investments in these vessels and substantial investments in the remaining vessels in our fleet that do not carry any such equipment. The investment in ballast water treatment systems could have an adverse material impact on our business, financial condition, and results of operations depending on the ability to install effective ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
Sulfur regulations to reduce air pollution from ships are likely to require retrofitting of vessels and may cause us to incur significant costs.
In October 2016, the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, set January 1, 2020 as the implementation date for vessels to comply with its low sulfur fuel oil requirement, which cuts sulfur levels from 3.5% to 0.5%. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which is likely to be available around the world by 2020 but likely at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option for shipowners due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and available cash may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as the withdrawal of the U.K. from the European Union, or "Brexit," terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea.
Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. President Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. Most recently, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.
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

Our vessels may call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, which could result in fines and penalties imposed on us and may adversely affect our reputation and the market for our securities
Although no vessels owned or operated by us called on ports located in countries subject to countrywide U.S. sanctions during 2018, and we intend to comply with all applicable sanctions and embargo laws and regulations, our vessels may call on ports in these countries from time to time on charterers’ instructions in the future, and there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader, and U.S. persons are generally prohibited from all transactions or dealings with such persons, whether direct or indirect. Among other things, foreign sanctions evaders are unable to transact in U.S. dollars.
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
On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, which was intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for ten years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but that took place outside of U.S. jurisdiction and did not involve U.S. persons. On January 16, 2016, which we refer to as Implementation Day, the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.
U.S. sanctions prohibiting certain conduct that were permitted under the JCPOA were not actually repealed or permanently terminated. Rather, the U.S. government implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions were not permanently "lifted."
On October 13, 2017, the U.S. President announced that he would not certify Iran’s compliance with the JCPOA. This did not withdraw the United States from the JCPOA or reinstate any sanctions.
On May 8, 2018, President Trump announced his decision to cease U.S. participation in the JCPOA and to reimpose the U.S. nuclear-related sanctions that were previously lifted, following two wind-down periods. The second wind-down period ended on November 4, 2018.

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
RISKS RELATED TO OUR COMPANY
We may not realize all of the anticipated benefits of our investment in exhaust gas cleaning systems, or 'scrubbers'
We expect to retrofit a substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers will enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate suppliers to retrofit a total of 77 of our tankers with such systems, which are expected to be installed throughout 2019 and 2020. We also obtained options to retrofit additional tankers under these agreements. The total estimated investment for these systems, including estimated installation costs is expected to be approximately $2.5 million per vessel.
There is a risk that some or all of the expected benefits of our investment in scrubbers may fail to materialize. The realization of such benefits may be affected by a number of factors, many of which are beyond our control, including but not limited to the pricing differential between high and low sulfur fuel oil, the availability of low sulfur fuel oil in the ports in which we operate and the impact of changes in the laws and regulations regulating the discharge and disposal of wash water.
Additionally, we are currently in discussions with our lenders to finance a portion of the costs relating to the purchase of scrubbers.
Failure to secure financing, or to realize the anticipated benefits of our investment in scrubbers could have a material adverse impact on our business, results of operations, cash flows, financial condition and available cash.
We may not realize all of the anticipated benefits of our Merger with NPTI.
In May 2017, we entered into definitive agreements to acquire NPTI, including its fleet of 12 LR1 and 15 LR2 product tankers, which we refer to as the Merger. Part of NPTI’s business was acquired in June 2017 when we acquired four of NPTI’s subsidiaries that owned four LR1 product tankers for a $42.2 million cash payment, and the balance of NPTI’s business was acquired in September 2017 when the Merger closed, for approximately 5.5 million common shares of the Company and the assumption of NPTI’s debt.
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
We have and may continue to grow by expanding our operations and adding to our fleet. Any future growth will primarily depend upon a number of factors, some of which may not be within our control, including our ability to effectively identify, purchase, finance, develop and integrate any tankers or businesses. Furthermore, the number of employees that perform services for us and our current operating and financial systems may not be adequate as we expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), or entry into other financing arrangements which could, among other things, reduce our available cash. If any such events occur, our business, financial condition and results of operations may be adversely affected and the amount of cash available for distribution as dividends to our shareholders may be reduced.
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
Under time charter agreements, the charterer is responsible for voyage costs and the owner is responsible for the vessel operating costs. We currently do not have any vessels on long-term time charter-out agreements (with initial terms of one year or greater) and we have 10 vessels operating under bareboat charter-in agreements. When our owned or finance leased vessels are employed in one of the Scorpio Pools, the pool is responsible for voyage expenses and we are responsible for vessel costs. As of March 15, 2019, all of our owned or finance leased vessels and all of our time or bareboat chartered-in vessels were employed through the Scorpio Pools. When our vessels operate directly in the spot market, we are responsible for both voyage expenses and vessel operating costs. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Further, if our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash. Please see “-We will be required to make additional capital expenditures should we determine to expand the number of vessels in our fleet and to maintain all our vessels.”

We will be required to make additional capital expenditures should we determine to expand the number of vessels in our fleet and to maintain all our vessels.
Our business strategy is based in part upon the expansion of our fleet through the purchase of additional vessels. While we currently have no vessels on order, if we are unable to fulfill our obligations under any memorandum of agreement for any future vessel acquisitions, the sellers of such vessels may be permitted to terminate such contracts and we may forfeit all or a portion of the down payments we have already made under such contracts, and we may be sued for, among other things, any outstanding balances we are obligated to pay and other damages.
In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, and vessels are typically drydocked every 30 months thereafter, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $500,000 and $1,500,000, excluding costs relating to compliance with applicable ballast water treatment requirements and costs related to exhaust gas cleaning systems, depending on the size and condition of the vessel and the location of drydocking.
If we do not generate or reserve enough cash flow from operations to pay for our capital expenditures, we may need to incur additional indebtedness or enter into alternative financing arrangements, which may be on terms that are unfavorable to us. If we are unable to fund our obligations or to secure financing, it would have a material adverse effect on our results of operations.
Please also see "We are required to make significant investments in ballast water management which may have a material adverse effect on our future performance, results of operations, and financial position", "We may not realize all of the anticipated benefits of our investment in exhaust gas cleaning systems, or 'scrubbers'" and "We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect our business, results of operations, cash flows and financial conditions, and our available cash."
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
We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the year ended December 31, 2018, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss. For the year ended December 31, 2017, we evaluated the recoverable amount of our vessels and we did not recognize an impairment loss however we recorded a $23.3 million aggregate loss as a result of the sales of STI Sapphire and STI Emerald along with the sale and leasebacks of STI Beryl, STI Larvotto and STI Le Rocher during the year. We cannot assure you that we will not recognize impairment losses in future years. Any impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our securities.
Please see “Item 5. Operating and Financial Review and Prospects-Critical Accounting Policies-Vessel Impairment.”

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future debt facilities and we may incur a loss if we sell vessels following a decline in their market value.
The fair market values of our vessels have generally experienced high volatility. The fair market values for tankers declined significantly from historically high levels reached in 2008 and remain at relatively low levels. Such prices may fluctuate depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other tanker companies, cost of newbuildings, applicable governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market values of our vessels decline we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders and our subsidiaries may not be able to make distributions to us. The prepayment of certain debt facilities may be necessary to cause us to maintain compliance with certain covenants in the event that the value of the vessels falls below certain levels. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet.
Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. For example, in 2017, we recorded an aggregate loss on sales of $23.3 million. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in our financial statements, which could adversely affect our financial results and condition.
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
In addition, the markets in which we operate our vessels are volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. We may also incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. If additional financing is not available to us on acceptable terms, our Board of Directors may determine to finance or refinance asset acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends. Please see “Item 8 - Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy.”
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
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
The efficient operation of our business, including processing, transmitting and storing electronic and financial information, is dependent on computer hardware and software systems.  Information systems are vulnerable to security breaches by computer hackers and cyber terrorists.  We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems.  However, these measures and technology may not adequately prevent security breaches.  In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer.  Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

RISKS RELATED TO OUR RELATIONSHIP WITH SCORPIO AND ITS AFFILIATES
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
Our technical and commercial managers are members of Scorpio, which is owned and controlled by the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members. In addition, all of our executive officers serve in similar management positions in certain other companies within Scorpio. These relationships may create conflicts of interest in matters involving or affecting us and our customers, including in the chartering, purchase, sale and operation of the vessels in our fleet versus vessels managed by other members of Scorpio. Conflicts of interest may arise between us, on the one hand, and our commercial and technical managers, on the other hand. As a result of these conflicts, our commercial and technical managers, who have limited contractual duties, may favor their own or other owner’s interests over our interests. These conflicts may have unfavorable results for us.
Our founder, Chairman and Chief Executive Officer, and Vice President have affiliations with our administrator and commercial and technical managers which may create conflicts of interest.
Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members of the Lolli-Ghetti family which owns and controls Scorpio. Annalisa Lolli-Ghetti is majority owner of Scorpio (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 4.55% of our outstanding common shares. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our administrator and/or commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of the date of this annual report, our commercial and technical managers provide commercial and technical management services to approximately 118 and 83 vessels respectively, other than the vessels in our fleet, that are owned, operated or managed by entities affiliated with Messrs. Lauro, and such entities may operate or acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations. In addition, certain members of Scorpio may benefit from economies of scale all of which may not be passed along to us.
Certain of our officers do not devote all of their time to our business, which may hinder our ability to operate successfully.
Certain of our officers participate in business activities not associated with us, and as a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of other companies which they may be affiliated, including other companies within Scorpio. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
As of December 31, 2018, we had approximately $3.0 billion in interest-bearing debt. Borrowings under our debt facilities and lease financing arrangements require us to dedicate a part of our cash flow from operations to the payment of interest and principal on our debt. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our secured debt facilities and certain of our lease financing arrangements bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as seeking to raise additional capital, refinancing or restructuring our debt, selling tankers, or reducing or delaying capital investments. However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations.
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
Our debt and lease financing agreements contain restrictive and financial covenants which may limit our ability to conduct certain activities, and further, we may be unable to comply with such covenants, which could result in a default under the terms of such agreements.
Our debt and lease financing agreements impose operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries party thereto, to, among other things:

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
In addition, the terms and conditions of certain of our borrowings require us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our fleet. Should our charter rates or vessel values materially decline in the future, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so or amend these requirements. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities or lease financing arrangements and could result in a default under our credit facilities. If a default occurs under our credit facilities or lease financing arrangements, the counterparties could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets. Moreover, in connection with any waivers or amendments to our credit facilities or lease financing arrangements that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities or lease financing arrangements. These restrictions may further restrict our ability to, among other things, pay dividends, repurchase our common shares, make capital expenditures, or incur additional indebtedness.

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
We may be adversely affected by the introduction of new accounting rules for leasing.
IFRS 16, Leases, was issued by the International Accounting Standards Board on January 13, 2016. IFRS 16 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019 and amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Accordingly, the standard will result in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to three of our existing bareboat chartered-in vessel commitments that are currently reported as operating leases and any future leases that we may enter into under terms equal to or greater than 12 months.
On this basis, certain financial statement metrics such as leverage and capital ratios will be affected, even when the underlying cash flows have not changed. The implementation of this standard will also change the income and expense recognition patterns of those items. This may in turn affect covenant calculations under various contracts (such as loan and lease financing agreements) unless the affected contracts are modified. We have not modified any such contracts in anticipation of this new accounting standard. See “Item 5. Operating and Financial Review and Prospects - Impact of New Accounting Standards on Revenue Recognition in Future Periods.”
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands pursuant to the BCA on July 1, 2009. We provide seaborne transportation of refined petroleum products worldwide. We began our operations in October 2009 with three vessels and in April 2010, we completed our initial public offering and commenced trading on the New York Stock Exchange, or NYSE, under the symbol “STNG.” We have since expanded and as of March 15, 2019, our fleet consisted of 109 wholly owned or finance leased tankers (38 LR2, 12 LR1, 45 MR and 14 Handymax) with a weighted average age of approximately 3.6 years, and 10 time or bareboat chartered-in tankers that we operate (three MR and seven Handymax).
Our principal executive offices are located at 9, Boulevard Charles III, Monaco 98000 and our telephone number at that address is +377-9798-5716. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. The address of the Company's Internet site is http://www.scorpiotankers.com. None of the information contained on these websites is incorporated into or forms a part of this annual report.
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
Recent Developments
Declaration of Dividend
On February 13, 2019, our Board of Directors declared a quarterly cash dividend of $0.10 per common share payable on or about March 28, 2019 to all shareholders of record as of March 13, 2019. As of March 15, 2019, there were 51,396,970 issued and outstanding common shares.

January 2019 Reverse Stock Split
On January 18, 2019, we effected a one-for-ten reverse stock split. Our shareholders approved the reverse stock split and change in authorized common shares at our special meeting of shareholders held on January 15, 2019. Pursuant to this reverse stock split, the total number of authorized common shares was reduced to 150,000,000 shares and common shares outstanding were reduced from 513,975,324 shares to 51,397,470 shares (which reflects adjustments for fractional share settlements). The par value was not adjusted as a result of the reverse stock split. All share and per share information contained in this report has been retroactively adjusted to reflect the reverse stock split.
Securities Repurchase Program
In March 2019, we repurchased $2.3 million face value of our Convertible Notes due 2019 at an average price of $990.00 per $1,000 principal amount, or $2.3 million. We had $121.6 million remaining under the Securities Repurchase Program as of March 15, 2019.  We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
Redemption of our 8.25% Senior Unsecured Notes due June 2019
In February 2019, we announced that we have issued a notice of redemption for all $57,500,000 aggregate principal amount of our 8.25% Senior Unsecured Notes due June 2019, or the Senior Notes Due June 2019, and on March 18, 2019, or the Redemption Date, we redeemed the notes in full at a redemption price of 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the Redemption Date.
B. Business Overview
We provide seaborne transportation of refined petroleum products worldwide. As of March 15, 2019, our fleet consisted of 109 wholly owned or finance leased tankers (38 LR2, 12 LR1, 45 MR and 14 Handymax) with a weighted average age of approximately 3.6 years, and 10 time or bareboat chartered-in tankers which we operate (three MR and seven Handymax), which we refer to collectively as our Operating Fleet.
The following table sets forth certain information regarding our Operating Fleet as of March 15, 2019:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP (2)	MR
16	STI Topaz	2012	49,990	—	SMRP (2)	MR
17	STI Ruby	2012	49,990	—	SMRP (2)	MR
18	STI Garnet	2012	49,990	—	SMRP (2)	MR
19	STI Onyx	2012	49,990	—	SMRP (2)	MR
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR
21	STI Ville	2013	49,990	—	SMRP (2)	MR

22	STI Duchessa	2014	49,990	—	SMRP (2)	MR
23	STI Opera	2014	49,990	—	SMRP (2)	MR
24	STI Texas City	2014	49,990	—	SMRP (2)	MR
25	STI Meraux	2014	49,990	—	SMRP (2)	MR
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR
27	STI Venere	2014	49,990	—	SMRP (2)	MR
28	STI Virtus	2014	49,990	—	SMRP (2)	MR
29	STI Aqua	2014	49,990	—	SMRP (2)	MR
30	STI Dama	2014	49,990	—	SMRP (2)	MR
31	STI Benicia	2014	49,990	—	SMRP (2)	MR
32	STI Regina	2014	49,990	—	SMRP (2)	MR
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR
37	STI Battery	2014	49,990	—	SMRP (2)	MR
38	STI Soho	2014	49,990	—	SMRP (2)	MR
39	STI Memphis	2014	49,990	—	SMRP (2)	MR
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR
42	STI Bronx	2015	49,990	—	SMRP (2)	MR
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR
45	STI Queens	2015	49,990	—	SMRP (2)	MR
46	STI Osceola	2015	49,990	—	SMRP (2)	MR
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR
48	STI Seneca	2015	49,990	—	SMRP (2)	MR
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR
52	STI Galata	2017	49,990	—	SMRP (2)	MR
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR
54	STI Leblon	2017	49,990	—	SMRP (2)	MR
55	STI La Boca	2017	49,990	—	SMRP (2)	MR
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR
60	STI Excel	2015	74,000	—	SLR1P (3)	LR1
61	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1
62	STI Expedite	2016	74,000	—	SLR1P (3)	LR1
63	STI Exceed	2016	74,000	—	SLR1P (3)	LR1
64	STI Executive	2016	74,000	—	SLR1P (3)	LR1
65	STI Excellence	2016	74,000	—	SLR1P (3)	LR1
66	STI Experience	2016	74,000	—	SLR1P (3)	LR1
67	STI Express	2016	74,000	—	SLR1P (3)	LR1
68	STI Precision	2016	74,000	—	SLR1P (3)	LR1

69	STI Prestige	2016	74,000	—	SLR1P (3)	LR1
70	STI Pride	2016	74,000	—	SLR1P (3)	LR1
71	STI Providence	2016	74,000	—	SLR1P (3)	LR1
72	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
73	STI Madison	2014	109,999	—	SLR2P (4)	LR2
74	STI Park	2014	109,999	—	SLR2P (4)	LR2
75	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
76	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
77	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
78	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
79	STI Rose	2015	109,999	—	SLR2P (4)	LR2
80	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
81	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
82	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
83	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
84	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
85	STI Connaught	2015	109,999	—	SLR2P (4)	LR2
86	STI Spiga	2015	109,999	—	SLR2P (4)	LR2
87	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2
88	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2
89	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2
90	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2
91	STI Lombard	2015	109,999	—	SLR2P (4)	LR2
92	STI Grace	2016	109,999	—	SLR2P (4)	LR2
93	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2
94	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2
95	STI Solace	2016	109,999	—	SLR2P (4)	LR2
96	STI Stability	2016	109,999	—	SLR2P (4)	LR2
97	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2
98	STI Supreme	2016	109,999	—	SLR2P (4)	LR2
99	STI Symphony	2016	109,999	—	SLR2P (4)	LR2
100	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2
101	STI Goal	2016	113,000	—	SLR2P (4)	LR2
102	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2
103	STI Guard	2016	113,000	—	SLR2P (4)	LR2
104	STI Guide	2016	113,000	—	SLR2P (4)	LR2
105	STI Selatar	2017	109,999	—	SLR2P (4)	LR2
106	STI Rambla	2017	109,999	—	SLR2P (4)	LR2
107	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2
108	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2
109	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2

	Total owned or finance leased DWT		7,883,190

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Charter type	Daily Base Rate	Expiry (5)

	Time or bareboat chartered-in vessels
110	Silent	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19
111	Single	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19
112	Star I	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19
113	Sky	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19
114	Steel	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19
115	Stone I	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19
116	Style	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19
117	STI Beryl	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	18-Apr-25	(6)
118	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	21-Apr-25	(6)
119	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	28-Apr-25	(6)

	Total time or bareboat chartered-in DWT		414,899

	Total Fleet DWT		8,298,089

(1)
This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M., or SCM. SHTP and SCM are related parties to the Company.

(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP is a related party to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P is a related party to the Company.
(4)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P is a related party to the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
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

Chartering Strategy
Generally, we operate our vessels in commercial pools operated by related entities, on time charters or in the spot market. The overall mix of how our vessels are employed varies from time to time based on many factors including our view of the future market conditions.
Commercial Pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market, but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market. As of March 15, 2019, all of the vessels in our Operating Fleet operate in one of the Scorpio Pools.
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

Spot Market
A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and bunker costs. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable but may enable us to capture increased profit margins during periods of improvements in tanker rates. We also consider short-term time charters (with initial terms of less than one year) as spot market voyages.
Management of our Fleet
Revised Master Agreement
On September 29, 2016, we agreed to amend our master agreement, or the Master Agreement, with SCM and SSM under a deed of amendment, or the Deed of Amendment. Pursuant to the terms of the Deed of Amendment, on November 15, 2016, we entered into definitive documentation to memorialize the agreed amendments to the Master Agreement, or the Amended and Restated Master Agreement.
On February 22, 2018, we entered into definitive documentation to memorialize the agreed amendments to the Amended and Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement, or the Revised Master Agreement, is effective as from January 1, 2018.
Pursuant to the Revised Master Agreement, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000 per vessel, and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement, did not and are not expected to materially differ from the annual technical management fee charged prior to the amendment.
Commercial and Technical Management
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the Revised Master Agreement (described above), which may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with the provisions of the Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Revised Master Agreement or on substantially similar terms.
SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Pools. When our vessels are operating in one of the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1 vessels (as applicable), $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture.  These are the same fees that SCM charges other vessel owners in these pools, including third-party owned vessels. For commercial management of our vessels that are not operating in any of the Scorpio Pools, we pay SCM a fee of $250 per vessel per day for each LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture. In September 2018, we entered into an agreement with SCM whereby SCM will reimburse a portion of the commissions that SCM charges our vessels to effectively reduce such commissions to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.
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
Amended Administrative Services Agreement
We have an Amended Administrative Services Agreement with SSH, or our Administrator, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. The services provided to us by our Administrator may be sub-contracted to other entities within Scorpio.

On September 29, 2016, we agreed to amend the then current administrative services agreement with Scorpio Services Holding Limited, or SSH, to eliminate the fee equal to 1% of the gross purchase or sale price that was payable upon the consummation of any such purchase or sale. This fee was eliminated for all vessel purchase or sale agreements entered into after September 29, 2016. For the year ended December 31, 2018, we paid our Administrator an aggregate of $0.7 million in connection with the purchase and delivery of two newbuilding vessels, the contracts for which were entered into prior to September 29, 2016.
Further, pursuant to our Amended Administrative Services Agreement, our Administrator, on behalf of itself and other members of Scorpio, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.
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

Oil Tanker Demand
In broad terms, demand for oil products traded by sea is primarily affected by global and regional economic conditions, as well as other factors such as changes in the location of productive capacity, and variations in regional prices. Demand for shipping capacity is a product of the physical quantity of the cargo (measured, depending on the cargo in terms of tons or cubic metrics), together with the distance the cargo is carried. Demand cycles move broadly in line with developments in the global economy, with demand for products slowing significantly in the period immediately after the onset of the global economic downturn in late 2008, before recovering gradually from 2011 with general improvement in the global macro-economic environment. Low crude prices between 2015 and 2017 induced greater consumption, which led to increased seaborne trade of crude oil as well as refined products. However, the seaborne trade growth slowed in 2018 because of inventory drawdown in crude as well as refined products.
In 2018, 3,436 million tons of crude oil, products and vegetable oils/chemicals were moved by sea. Of this, crude shipments constituted 2,135 million tons of cargo, products 1,053 million tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products.

World Seaborne Tanker Trade

	Crude Oil		Refined Products		Veg Oils/ Chemicals		Total
Year	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y
2002	1,756	0.3%	519	0.3%	122	7.0%	2,396	0.6%
2003	1,860	5.9%	550	6.0%	129	5.9%	2,538	5.9%
2004	1,963	5.6%	599	8.8%	141	9.5%	2,703	6.5%
2005	1,994	1.6%	646	8.0%	156	10.5%	2,797	3.5%
2006	1,996	0.1%	677	4.7%	166	6.5%	2,839	1.5%
2007	2,008	0.6%	723	6.8%	170	2.5%	2,902	2.2%
2008	2,014	0.3%	765	5.8%	169	(0.6)%	2,947	1.6%
2009	1,928	(4.2)%	777	1.6%	178	5.4%	2,883	(2.2)%
2010	1,997	3.6%	810	4.2%	189	6.2%	2,996	3.9%
2011	1,941	(2.8)%	860	6.3%	194	2.6%	2,996	—%
2012	1,988	2.4%	859	(0.2)%	202	4.2%	3,049	1.8%
2013	1,918	(3.6)%	904	5.3%	211	4.1%	3,033	(0.6)%
2014	1,893	(1.3)%	914	1.1%	215	2.1%	3,022	(0.3)%
2015	1,954	3.2%	963	5.3%	231	7.5%	3,148	4.1%
2016	2,042	4.5%	1,003	4.2%	234	1.2%	3,279	4.2%
2017	2,116	3.6%	1,032	2.9%	248	5.9%	3,396	3.6%
2018*	2,135	0.9%	1,053	2.0%	248	0.1%	3,436	1.2%
CAGR (2013-2018)	2.2%		3.1%		3.3%		2.5%
CAGR (2008-2018)	0.6%		3.2%		3.9%		1.5%

* Provisional assessment
Source: Drewry

The volume of oil moved by sea was affected by the economic recession in 2008 and 2009, but since then, renewed growth in the world economy and in oil demand has had a positive impact on seaborne trade. Oil demand has benefited from economic growth in Asia, especially in China, where oil consumption increased by a compound average growth rate (CAGR) of 5.2% to touch 13.1 million barrels per day (mbpd) between 2008 and 2018. Low per capita oil consumption in developing countries, such as China and India, compared with the developed world provides scope for higher oil consumption in these economies. Conversely, oil consumption in developed Organization for Economic Cooperating and Development (OECD) economies has been in decline for much of the last decade. However, in 2015, this trend was reversed for the United States (U.S.) and some European countries. This was primarily due to the positive impact of lower oil prices on demand for products such as gasoline. Oil demand in OECD economies increased at a CAGR of 1.1% from 45.8 mbpd in 2014 to 47.8 mbpd in 2018. Provisional data suggests oil demand of OECD America increased 0.4 mbpd to reach 25.5 mbpd in 2018 due to improved demand in the US, Canada and Mexico. Oil demand of OECD Europe remained flat at 14.3 mbpd, whereas demand in OECD Oceania dropped 1.1% to touch 8.0 mbpd during the year. Accordingly, oil consumption for OECD countries in 2018 was estimated at 47.8 mbpd.

World Oil Consumption: 1992-2018*
(Million bpd)

110.00
100.00
90.00
80.00
70.00
60.00
50.00
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

* Provisional estimate
Source: Drewry

Provisional estimates suggest that world oil demand in 2018 was 99.2 mbpd, an increase of 1.3% from 2017, and between 2008 and 2018, world oil demand grew at a CAGR of 1.3%.
Oil Product Exports & Imports
Products trades have received a boost in the last decade as a result of developments in E&P activity in the U.S. energy economy. In the U.S., as a result of the development of shale oil deposits, domestic crude oil production increased at a CAGR of 9.5% between 2008 and 2015 to 9.4 mbpd. Horizontal drilling and hydraulic fracturing have triggered a shale oil revolution and rising crude oil production has also ensured the availability of cheaper feedstocks to local refineries. As a result, the U.S. has become a major net exporter of products.

Oil Product Exports - Major Growth Regions

(Million Bpd)
Source: Drewry
In a short span of time, the U.S. has become the largest exporter of refined products in the world, with supplies from U.S. Gulf Coast terminals heading to most parts of the globe. By way of illustration, U.S. product exports to South America were close to 23.3 million tons in 2008, but had grown to 81.4 million tons by 2018, owing to strong import demand and the growth in U.S. products availability. Most of these exports were carried by MR product tankers, which constitute about 55% of global product tanker fleet capacity and have been the mainstay of seaborne trade in refined petroleum products. However, lower crude oil prices in 2015 and 2016 adversely impacted U.S. shale oil producers, and accordingly, crude production in the region was on the decline from May 2015 to September 2016. Nevertheless, the production cut by OPEC members from January 2017 came as a relief for domestic producers and U.S. crude production is on the rise; the U.S. became the largest crude producer in September 2018. The U.S. crude production increased at a CAGR of 4.6% between 2015 and 2018. Additionally, U.S. producers pumped a record 12 mbpd in the second week of February 2019; a surge in U.S. output will further strengthen its position in the global oil market.
The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2008 and 2018, total OECD refining throughput registered a marginal increase of 0.3%, largely as a result of cutbacks in OECD Europe. On the other hand, throughput in the OECD Americas in the same period moved up 7.9% to reach 19.2 mbpd. In 2018, refining throughput of OECD countries stood at 38.5 mbpd and accounted for 46.8% of global refinery throughput.
Asia (excluding China) and the Middle East added over 0.63 mbpd of export-oriented refinery capacity in 2017, whereas there was no material change in refining capacity in OECD America and OECD Europe. For 2018, nearly 0.33 mbpd of new refining capacity was scheduled to be added in the Middle East and another 0.24 mbpd in Asia (excluding China). As a result of these developments, countries such as India and Saudi Arabia, along with the U.S., have become major exporters of refined products.
Export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have promoted long-haul shipments to meet product demand.

Oil Product Imports - Major Growth Regions
(Million bpd)

Source: Drewry
Current Tanker Fleet
Crude oil is transported in uncoated vessels, which range upwards in size from 55,000 dwt. Products are carried predominantly in coated ships and include commodities such as gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as ‘clean products’), and fuel oil and vacuum gas oil (often referred to as ‘dirty products’). In addition, some product tankers are also able to carry bulk liquid chemicals and edible oils and fats if they have the appropriate International Maritime Organization (IMO) certification. These vessels are classified as product/chemical tankers, and as such, they represent a swing element in supply, having the ability to move between trades depending on market conditions. Clean petroleum products are therefore carried by non-IMO product tankers and IMO certified product/chemical tankers. IMO tankers will also carry, depending on their tank coatings, a range of other products including organic and inorganic bulk liquid chemicals, vegetable oils and animal fats and special products such as molasses.
Record high demolitions kept a check on the fleet growth, and the global tanker fleet expanded 1.6% over the last 12 months despite greater newbuilding deliveries. As of February 1, 2019, the total oil tanker fleet (crude, products and product/chemical tankers) consisted of 4,971 ships with a combined capacity of 554.7 million dwt.

The Oil Tanker Fleet - February 1, 2019

Vessel Type	Deadweight Tons	Number of	% of Fleet	Capacity	% of Fleet
	(Dwt)	Vessels		(m Dwt)

Crude Tankers (1)
VLCC/ULCC	200,000+	747	35.3	230.0	58.3
Suezmax	120-199,999	556	26.3	86.7	22.0
Aframax	80-119,999	642	30.4	70.0	17.7
Panamax	55-79,999	81	3.8	5.6	1.4
Handymax	40-54,999	18	0.9	0.8	0.2
Handy	25-39,999	11	0.5	0.4	0.1
Handy	10-24,999	59	2.8	0.9	0.2
Total Fleet		2,114	100.0	394.4	100.0

Product Tankers
Long Range 3 (LR3)	120-199,999	20	1.4	3.2	3.4
Long Range 2 (LR2)	80-119,999	358	25.5	39.2	41.9
Long Range 1 (LR1)	55-79,999	338	24.1	24.8	26.5
Medium Range 2 (MR2)	40-54,999	434	31.0	20.4	21.8
Medium Range 1 (MR1)	25-39,999	117	8.3	4.0	4.2
Handy	10-24,999	135	9.6	2.0	2.1
Total Fleet		1,402	100.0	93.6	100.0

Product/Chemical Tankers (2)
Long Range 3 (LR3)	120-199,999	—	—	—	—
Long Range 2 (LR2)	80-119,999	3	0.2	0.3	0.5
Long Range 1 (LR1)	55-79,999	30	2.1	2.2	3.3
Medium Range 2 (MR2)	40-54,999	1,097	75.4	53.0	79.4
Medium Range 1 (MR1)	25-39,999	286	19.7	10.7	16.0
Handy	10-24,999	39	2.7	0.6	0.9
Total Fleet		1,455	100.0	66.8	100.0

Product & Product/Chemical Fleet
Long Range 3 (LR3)	120-199,999	20	0.7	3.2	2.0
Long Range 2 (LR2)	80-119,999	361	12.6	39.5	24.7
Long Range 1 (LR1)	55-79,999	368	12.9	27.0	16.9
Medium Range 2 (MR2)	40-54,999	1,531	53.6	73.3	45.8
Medium Range 1 (MR1)	25-39,999	403	14.1	14.6	9.1
Handy	10-24,999	174	6.1	2.6	1.6
Total Fleet		2,857	100.0	160.2	100.0

Crude, Product and Product/Chemical Tanker Fleet
VLCC/ULCC	200,000+	747	15.0	230.0	41.5
Suezmax/LR3	120-199,999	576	11.6	89.9	16.2
Aframax/LR2	80-119,999	1,003	20.2	109.5	19.7
Panamax/LR1	55-79,999	449	9.0	32.6	5.9
Handy/Medium Range	40-54,999	1,549	31.2	74.1	13.4
Handy/Medium Range	25-39,999	414	8.3	15.0	2.7
Handy/Handymax	10-54,999	233	4.7	3.5	0.6
Total Fleet		4,971	100.0	554.6	100.0

(1)	Included shuttle tankers and tankers on storage duties

(2)	Excludes pure chemical tankers

Source: Drewry

The world product tanker fleet as on February 1, 2019, consisted of 2,857 vessels with a combined capacity of 160.2 million dwt. The breakdown of the fleet by type (crude, product and product/chemical) and by size, together with the orderbook for newbuilding tankers as on February 1, 2019, is illustrated in the table below.

The World Tanker Fleet(1) & Orderbook - February 1, 2019

Vessel Type	Deadweight	Existing	Fleet	Orderbook		Orderbook % Fleet		2019		2020		2021		2022+
	(Dwt)	No	m Dwt	No	m Dwt	No	Dwt	No	m Dwt	No	m Dwt	No	m Dwt	No	m Dwt

Crude Tankers (1)
VLCC/ULCC	200,000+	747.0	230.0	98.0	30.3	13.1	13.2	55.0	17.1	34.0	10.4	9.0	2.8
Suezmax	120-199,999	556.0	86.7	62.0	9.4	11.2	10.9	28.0	4.3	29.0	4.4	5.0	0.8
Aframax	80-119,999	642.0	70.0	66.0	7.5	10.3	10.7	42.0	4.8	17.0	1.9	5.0	0.6	2.0	0.2
Panamax	55-79,999	81.0	5.6	9.0	0.6	11.1	11.1	2.0	0.1	6.0	0.4	1.0	0.1
Handymax	40-54,999	18.0	0.8	—	—	—	—	—	—	—	—	—	—	—	—
Handy	25-39,999	11.0	0.4	—	—	—	—	—	—	—	—	—	—	—	—
Handy	10-24,999	59.0	0.9	—	—	—	—	—	—	—	—	—	—	—	—
Total Fleet		2,114.0	394.4	235.0	47.8	11.1	12.1	127	26.3	86	17.1	20	4.3	2	0.2

Product Tankers
Long Range 3 (LR3)	120-199,999	20.0	3.2	—	—	—	—	—	—	—	—	—	—	—	—
Long Range 2 (LR2)	80-119,999	358.0	39.2	34.0	3.7	9.5	9.3	14.0	1.5	8.0	0.8	12.0	1.3	—	—
Long Range 1 (LR1)	55-79,999	338.0	24.8	13.0	1.0	3.8	4.0	8.0	0.6	5.0	0.4	—	—	—	—
Medium Range 2 (MR2)	40-54,999	434.0	20.4	27.0	1.3	6.2	6.6	17.0	0.8	10.0	0.5	—	—	—	—
Medium Range 1 (MR1)	25-39,999	117.0	4.0	1.0	—	0.9	0.8	—	—	1.0	—	—	—	—	—
Handy	10-24,999	135.0	2.0	24.0	0.4	17.8	20.5	16.0	0.2	8.0	0.2	—	—	—	—
Total Fleet		1,402.0	93.6	99.0	6.4	7.1	6.8	55	3.1	32	1.9	12	1.3	—	—

Product/Chemical Tankers (2)
Long Range 3 (LR3)	120-199,999	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Long Range 2 (LR2)	80-119,999	3.0	0.3	—	—	—	—	—	—	—	—	—	—	—	—
Long Range 1 (LR1)	55-79,999	30.0	2.2	—	—	—	—	—	—	—	—	—	—	—	—
Medium Range 2 (MR2)	40-54,999	1,097.0	53.0	123.0	6.1	11.2	11.5	76.0	3.7	42.0	2.1	5.0	0.3	—	—
Medium Range 1 (MR1)	25-39,999	286.0	10.7	11.0	0.4	3.8	3.8	11.0	0.4	—	—	—	—	—	—
Handy	10-24,999	39.0	0.6	1.0	—	2.6	4.1	1.0	—	—	—	—	—	—	—
Total Fleet		1,455.0	66.8	135.0	6.5	9.3	9.7	88.0	4.1	42.0	2.1	5.0	0.3	—	—

Product & Product/Chemical Fleet
Long Range 3 (LR3)	120-199,999	20.0	3.2	—	—	—	—	—	—	—	—	—	—	—	—
Long Range 2 (LR2)	80-119,999	361.0	39.5	34.0	3.7	9.4	9.3	14.0	1.5	8.0	0.8	12.0	1.3	—	—
Long Range 1 (LR1)	55-79,999	368.0	27.0	13.0	1.0	3.5	3.6	8.0	0.6	5.0	0.4	—	—	—	—
Medium Range 2 (MR2)	40-54,999	1,531.0	73.3	150.0	7.4	9.8	10.1	93.0	4.6	52.0	2.6	5.0	0.3	—	—
Medium Range 1 (MR1)	25-39,999	403.0	14.6	12.0	0.4	3.0	3.0	11.0	0.4	1.0	—	—	—	—	—
Handy	10-24,999	174.0	2.6	25.0	0.4	14.4	16.8	17.0	0.3	8.0	0.2	—	—	—	—

Total Fleet		2,857.0	160.2	234.0	12.9	8.2	8.1	143.0	7.4	74.0	4.0	17.0	1.6	—	—

Crude, Product and Product/Chemical Tanker Fleet
VLCC/ULCC	200,000+	747.0	230.0	98.0	30.3	13.1	13.2	55.0	17.1	34.0	10.4	9.0	2.8	—	—
Suezmax/LR3	120-199,999	576.0	89.9	62.0	9.4	10.8	10.5	28.0	4.3	29.0	4.4	5.0	0.8	—	—
Aframax/LR2	80-119,999	1,003.0	109.5	100.0	11.2	10.0	10.2	56.0	6.3	25.0	2.8	17.0	1.9	2.0	0.2
Panamax/LR1	55-79,999	449.0	32.6	22.0	1.6	4.9	4.9	10.0	0.7	11.0	0.8	1.0	0.1	—	—
Handy/Medium Range	40-54,999	1,549.0	74.1	150.0	7.4	9.7	10.0	93.0	4.6	52.0	2.6	5.0	0.3	—	—
Handy/Medium Range	25-39,999	414.0	15.0	12.0	0.4	2.9	2.9	11.0	0.4	1.0	—	—	—	—	—
Handy/Handymax	10-54,999	233.0	3.5	25.0	0.4	10.7	12.3	17	0.3	8	0.2	0	—	—	—
Total Fleet		4,971.0	554.6	469.0	60.7	9.4	10.9	270.0	33.7	160.0	21.2	37.0	5.9	2.0	0.2

(1) Included shuttle tankers and tankers on storage duties
(2) Product and product/chemical tankers only, excludes pure chemical tankers
Source: Drewry
As of February 1, 2019, the orderbook for product and product/chemical tankers for vessels above 10,000 dwt comprised 234 vessels with a combined capacity of 12.9 million dwt, equivalent to 8.1% of the existing fleet. Based on the total orderbook and scheduled deliveries, nearly 7.4 million dwt is expected to be delivered in 2019, followed by 4 million dwt in 2020 and the remaining 1.6 million dwt in 2021. In recent years, however, the orderbook has been affected by the non-delivery of vessels (sometimes referred to as ‘slippage’). Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while some were due to vessel cancellations. Slippage is likely to remain an issue going forward, and as such, it will have a moderating effect on growth in the product tanker fleet over the next three years.
Two other important factors are likely to affect product tanker supply in the future. The first is the requirement to retrofit Ballast Water Management Systems (BWTS) to existing vessels. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention contains an environmentally protective numeric standard for the treatment of a ship’s ballast water before it is discharged. This standard, detailed in Regulation ‘D-2’ of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO ‘D-2’ standard is also the standard that has been adopted by the U.S. Coast Guard’s ballast water regulations and the U.S. EPA’s Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. In July 2017, the IMO extended the regulatory requirement of compliance to the BWM Convention from September 8, 2017 to September 8, 2019. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date, and for an LR2 tanker, the retrofit cost could be in the range of $1.25 to $1.75 million per vessel, including labour. Expenditure of this kind will be another factor impacting the decision to scrap older vessels once the BWM convention comes into force in September 2019.
The second factor that is likely to impact future vessel supply is the drive to introduce low sulfur fuels. Heavy fuel oil (HFO) has been the main fuel of the shipping industry since many years. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulfur content of HFO is extremely high and it is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (SO2), an important source for acid rain, as well as respiratory diseases. In some port cities, such as Hong Kong, shipping is the largest single source of SO2 emissions, as well as emissions of particulate matter (PM), which are directly tied to the sulfur content of the fuel. One estimate suggests that PM emissions from maritime shipping led to 87,000 premature deaths worldwide in 2012.
The IMO, the governing body of international shipping, has made a decisive effort to diversify the industry away from HFO into cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (ECAs) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel are required to use marine gas oil with allowable sulfur content up to 0.1%. The IMO’s 2020 regulations stipulates that from January 1, 2020, ships sailing outside ECAs will switch to an alternate fuel with permitted sulfur content up to 0.5%. This will create openings for a variety of new fuels, or major capital expenditures for costly scrubbers to be retrofitted on existing ships, and as such, it will be another factor hastening the demise of older ships. Within the context of the wider market, increased vessel scrapping is a positive development as it helps to counterbalance new ship deliveries and moderates the fleet growth.

The Oil Tanker Freight Market
Tanker charter hire rates and vessel values for all tankers are influenced by the supply-demand dynamics of the tanker market. Also, in general terms, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand, and are thus prone to more volatility. The trend in spot rates since 2002 for the main vessel classes is shown in the table below.

Oil Tanker - Spot (TCE) Rates: 2002-2019*
(US$/Day)

Year	Caribs	NW Europe	West Africa	AG
	USAC	NW Europe	Caribs/USES	Japan
	40-70,000 DWT	70-100,000 DWT	150-160,000 DWT	280-300,000 DWT
2002	16,567	22,800	19,325	21,667
2003	28,833	41,883	37,367	49,342
2004	42,158	55,408	64,792	95,258
2005	34,933	57,517	40,883	59,125
2006	28,792	47,067	40,142	51,142
2007	30,100	41,975	35,392	45,475
2008	36,992	56,408	52,650	89,300
2009	13,450	19,883	20,242	29,483
2010	17,950	27,825	19,658	40,408
2011	8,817	10,500	12,758	8,700
2012	12,408	9,100	14,275	12,275
2013	13,475	11,427	13,308	12,325
2014	21,383	23,360	23,567	24,625
2015	23,725	37,509	38,350	67,928
2016	13,608	24,333	21,592	42,183
2017	9,633	7,643	11,255	22,617
2018	9,992	9,181	11,075	21,433
Jan-19	28,700	20,692	23,500	24,700

*Up to January 2019
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
Freight rates in the tanker sector started to improve in the second half of 2014 as result of low growth in vessel supply and rising vessel demand. In the products sector, a number of factors combined to push up rates, including:

•	Increased trade due to higher stocking activity and improved demand for oil products

•	Longer voyage distances because of refining capacity additions in Asia

•	Product tankers also carrying crude encouraged by firm freight rates for dirty tankers

•	Lower bunker prices contributing to higher net earnings
Freight rates remained firm throughout 2015 and in the first half of 2016, leading to greater revenue and improved profitability for shipowners. However, in the second half of 2016, tanker freight rates declined sharply as a result of the increased tanker supply outweighing the demand for tankers. A spate of newbuilding deliveries in 2017 aggravated the situation further for shipowners and the average one-year spot charter rate declined further. The situation worsened further and TCE rates were below breakeven rates on key routes for the first nine months of 2018. However, towards the end of 2018, there were signs that vessel earnings were beginning to improve as supply growth was moderating in the wake of record high demolitions and reduced new vessel ordering. Additionally, the TCE rates improved further in January 2019 because of stronger seasonal demand.

Oil Tanker Newbuilding Prices
Newbuilding prices increased significantly between 2003 and 2007 primarily as a result of increased tanker demand. Thereafter, prices weakened in the face of a poor freight market and lower levels of new ordering. In late 2013, prices started to recover and they continued to edge up slowly during 2014 before falling marginally in late 2015. Moreover, newbuilding prices fell further in 2016 because of excess capacity available at shipyards, accompanied with low steel prices. New orders declined on account of diminishing earnings potential of oil tankers, and mandatory compliance to Tier III emission for ships ordered on or after January 1, 2016, as well as owners’ limited access to cost-effective capital.
Newbuild prices remained stable throughout 2017. However, asset values of newbuilds have increased in the range of 3 to 13% in the last 12 months primarily on the back of optimism about a recovery in the tanker market. For most oil tanker sizes, newbuilding prices in January 2019 are well below the peaks reported at the height of the market boom in 2007-08 and also below long-term averages.

Oil Tankers: Newbuilding Prices: 2002-2019*
(In millions of U.S. Dollars)

Year End	37,000(1)	50,000(1)	75,000(1)	110,000(1)	75,000(2)	110,000(2)	160,000(2)	300,000(2)
	DWT	DWT	DWT	DWT	DWT	DWT	DWT	DWT
2002	24.5	26.5	33.0	38.0	31.0	36.0	44.0	66.0
2003	28.5	30.5	36.5	42.0	34.5	40.0	52.0	73.0
2004	34.0	39.0	43.0	59.0	41.0	57.0	68.0	105.0
2005	37.5	42.0	45.0	61.0	43.0	59.0	71.0	120.0
2006	40.5	47.5	52.0	67.0	50.0	65.0	78.0	128.0
2007	46.0	54.0	66.0	80.0	64.0	78.0	90.0	146.0
2008	40.0	46.5	59.0	73.5	57.0	71.5	87.0	142.0
2009	31.0	36.0	44.5	54.0	42.5	52.0	62.0	101.0
2010	33.0	36.0	48.0	59.0	46.0	57.0	67.0	105.0
2011	31.5	36.0	46.0	54.8	44.0	52.8	61.7	99.0
2012	30.0	33.0	44.0	50.0	42.0	48.0	56.5	92.0
2013	31.0	35.0	45.0	53.5	43.0	51.5	59.0	93.5
2014	33.0	37.0	47.5	56.0	45.5	54.0	65.0	97.0
2015	32.0	35.5	47.0	53.5	45.0	51.5	63.0	94.0
2016	30.0	32.0	41.0	47.0	39.0	45.0	54.0	83.0
2017	31.0	33.0	41.0	46.0	39.0	44.0	55.0	81.0
2018	31.4	35.3	41.4	48.8	39.4	46.8	58.7	88.0
Jan-19	32.0	36.0	44.0	50.0	40.0	48.0	61.0	93.0

Long-term average	32.8	36.8	45.3	54.6	43.3	52.6	63.3	99.2
(1) Coated tankers
(2) Uncoated tankers
*Up to January 2019
Source: Drewry
Second-hand Prices
Second-hand values primarily, albeit with a lag, reflect prevailing and expected charter rates. During extended periods of high charter rates, vessel values tend to appreciate and vice versa. However, vessel values are also influenced by other factors, including the age of the vessel. Prices for young vessels, those about up to five-years old, are also influenced by newbuilding prices, while prices for old vessels, near the end of their useful economic life, those around, at or in excess of 25 years, are influenced by the value of scrap steel.

The table below illustrates the movements of prices for second-hand oil tankers from 2002 to 2018. In late 2013, prices for all modern tankers increased as a result of improvement in freight rates and positive market sentiment, and further gains were recorded in 2014 and 2015. However, in 2016, second-hand prices saw a double-digit decline on account of weakening freight rates. For illustration, the second-hand price of a five-year old LR vessel of 95,000 dwt capacity fell 35% from $46 million in 2015 to $30 million in 2016. However, the market saw increased demand for modern second-hand vessels in the last two years, in anticipation of a recovery in the freight market and buyers trying to take advantage of historically low asset prices. As such, second-hand modern product tanker prices increased in the range of 3 to 10% in 2018. For example, the second-hand price of a five-year old LR2 inched up $2.0 million between January 2018 and December 2018. As of January 2019, second-hand prices for oil tankers were still well below their long-term averages for every vessel class.

Oil Tanker Second-hand Prices for 5 year old vessels: 2002-2019*
(In millions of U.S. Dollars)

Year End	37,000(1)	45,000(1)	75,000(1)	95,000(1)	75,000(2)	95,000(2)	150,000(2)	300,000(2)
	DWT	DWT	DWT	DWT	DWT	DWT	DWT	DWT
2002	15.5	21.5	23.0	31.5	21.0	29.5	39.0	55.0
2003	24.5	29.5	26.0	39.0	24.0	37.0	47.0	70.0
2004	36.0	42.0	40.0	59.0	38.0	57.0	73.0	112.0
2005	40.0	45.5	48.5	60.0	46.5	58.0	75.0	110.0
2006	40.0	47.5	50.0	65.0	48.0	63.0	77.0	115.0
2007	40.0	52.0	61.0	70.5	59.0	68.5	87.0	130.0
2008	36.0	42.0	48.0	57.0	46.0	55.0	77.0	110.0
2009	21.0	24.0	34.5	40.0	32.5	38.0	53.0	77.5
2010	21.5	24.0	37.0	44.0	35.0	42.0	58.0	85.5
2011	24.0	27.0	34.0	35.5	32.0	33.5	45.5	58.0
2012	21.0	24.0	27.0	29.5	25.0	27.5	40.0	57.0
2013	25.0	29.0	33.0	35.0	31.0	33.0	42.0	60.0
2014	23.0	24.0	35.5	44.0	33.5	42.0	57.0	76.0
2015	26.0	27.0	38.0	48.0	36.0	46.0	60.0	80.0
2016	20.0	22.0	30.0	32.0	28.0	30.0	42.0	60.0
2017	21.0	24.0	29.0	32.0	27.0	30.0	40.0	62.0
2018	23.0	27.0	31.0	34.0	29.0	32.0	44.0	64.0
Jan-19	23.0	27.0	32.0	34.0	30.0	32.0	45.0	66.0

Long-term average	26.4	30.9	36.3	44.0	34.3	42.0	55.4	80.3
(1) Coated tankers
(2) Uncoated tankers
*Up to January 2019
Source: Drewry
Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
International Maritime Organization, or the IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
In 2012, the IMO’s Marine Environmental Protection Committee, or the "MEPC," adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the "IBC Code." The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ("ECAs"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, ("SEEMPS"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI"). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims ("LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW"). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.
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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 ("CLC"). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the "Bunker Convention") to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in a ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti-Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the "Anti-fouling Convention." The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,200 per gross ton or $18,796,800 (subject to periodic adjustment for inflation. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years. The effects of these proposals are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The effect of this proposal on U.S. environmental regulations is still unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under the Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
International Labour Organization
The International Labor Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006, ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On June 1, 2017, the U.S. President announced that the United States is withdrawing from the Paris Agreement. The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.
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
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP4 industry standard.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).
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
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Hull and Machinery Insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.
Protection and Indemnity Insurance
Protection and indemnity insurance provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
C. Organizational Structure
Please see Exhibit 8.1 to this annual report for a list of our current significant subsidiaries.
D. Property, Plants and Equipment
For a description of our fleet, see “Item 4. Information on the Company—B. Business Overview.”
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in “Item 18. Financial Statements.” You should also carefully read the following discussion with the sections of this annual report entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry,” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.
We generate revenues by charging customers for the transportation of their refined oil and other petroleum products using our vessels. These services are generally provided under the following basic types of contractual relationships:

•	Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.

•
Time or bareboat charters, which are vessels chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

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
The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Bareboat Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	One year or more	Varies
Hire rate basis(1)	Varies	Daily	Daily	Varies
Voyage expenses(2)	We pay	Customer pays	Customer pays	Pool pays
Vessel operating costs for owned, finance leased, or bareboat chartered-in vessels(3)	We pay	We pay	Customer pays	We pay
Charterhire expense for time or bareboat chartered-in vessels(3)	We pay	We pay	We pay	We pay
Off-hire(4)	Customer does not pay	Customer does not pay	Customer pays	Pool does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.

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

As of March 15, 2019, all of our owned or finance leased vessels were operating in the Scorpio Pools.
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
Our expenses were affected by the fees we pay SCM, SSM, and SSH for commercial management, technical management and administrative services, respectively. SCM, SSM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer and our Vice President are members, provide commercial, technical and administrative management services to us, respectively. We pay fees under our Revised Master Agreement with SCM and SSM, for our vessels that operate both within and outside of the Scorpio Pools.  The fees charged to our vessels operating within the Scorpio Pools are identical to what SCM charges third-party owned vessels operating within the Scorpio Pools. When our vessels are operating in one of the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture.  For commercial management of our vessels that are not operating in any of the Scorpio Pools, we pay SCM a fee of $250 per vessel per day for each LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture. Additionally, in September 2018, we entered into an agreement with SCM whereby SCM will reimburse a portion of the commissions that SCM charges our vessels to effectively reduce such commissions to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.
Pursuant to the Revised Master Agreement, the fixed annual technical management fee that we pay to SSM was reduced from $250,000 per vessel to $175,000, effective January 1, 2018 and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement did not and are not expected to materially differ from the annual management fee charged prior to the amendment.
We also reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described in "Item 4 - Information on the Company".
Our fleet growth during 2017 was driven by the acquisition of NPTI During 2017, our expansion was largely driven by the acquisition of Navig8 Product Tankers Inc, or NPTI, including its fleet of 27 product tankers (12 LR1 and 15 LR2 product tankers) for 5,499,999 common shares of the Company and the assumption of NPTI's debt. We refer to this transaction as the “Merger.” As part of the Merger, a portion of NPTI's business was acquired in June 2017 when we acquired four of NPTI's subsidiaries, or the NPTI Vessel Acquisition, that owned four LR1 product tankers. In connection with the NPTI Vessel Acquisition, we transferred $42.2 million in cash to NPTI, which remained on its balance sheet after the Merger and assumed the debt secured by the NPTI Vessel Acquisition vessels in the amount of $118.3 million. The balance of NPTI's business was acquired in September 2017 when the Merger closed and 5,499,999 common shares were issued and we assumed $806.5 million of NPTI's debt. We refer to this latter part of the transaction as the September Closing.
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
IFRS 15, Revenue from Contracts with Customers, was issued by the International Accounting Standards Board on May 28, 2014. IFRS 15 amends the existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. IFRS 15 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2018. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the “modified retrospective method”). We have applied the modified retrospective method upon the date of transition.
Revenue earned by our vessels is comprised of pool revenue, time charter revenue and voyage revenue.

(1)
Pool revenue for each vessel is determined in accordance with the profit-sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:

•	the pool points attributed to each vessel (which are determined by vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics); and

•	the number of days the vessel participated in the pool in the period.

(2)
Time charter agreements are when our vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

(3)	Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate.
Of these revenue streams, revenue generated from voyage charter agreements is within the scope of IFRS 15. Revenue generated from pools and time charters is accounted for as revenue earned under operating leases. Accordingly, the implementation of IFRS 15 did not have an effect on the revenue recognized from the pools or time charters however these arrangements will be impacted by IFRS 16, Leases, which is effective for annual periods beginning on or after January 1, 2019 and is discussed further below.
The accounting for our different revenue streams is as follows:
Spot market revenue
For vessels operating directly in the spot market, we recognize revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the time period over which revenue is recognized has changed from the previous accounting standard. Prior to the effective date of IFRS 15, revenue from voyage charter agreements was recognized as voyage revenue on a pro-rata basis over the duration of the voyage on a discharge to discharge basis. In the application of this policy, we did not begin recognizing revenue until (i) the amount of revenue could be measured reliably, (ii) it was probable that the economic benefits associated with the transaction would flow to the entity, (iii) the transactions stage of completion at the balance sheet date could be measured reliably, and (iv) the costs incurred and the costs to complete the transaction could be measured reliably. However, under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is now recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge.
At December 31, 2017, we had two vessels operating in the spot market and the cumulative effect of the application of IFRS 15 under the modified retrospective method resulted in a $3,888 reduction in the opening balance of accumulated deficit on January 1, 2018. We did not have any vessels operating directly in the spot market as of December 31, 2018.

Pool revenue
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
Time charter revenue
Time charter revenue is recognized as services are performed based on the daily rates specified in the time charter contract.
Voyage expenses
Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. Prior to the implementation of IFRS 15 on January 1, 2018, voyage costs were expensed ratably over the estimated length of each voyage, which can be allocated between reporting periods based on the timing of the voyage. The impact of recognizing voyage expenses ratably over the length of each voyage was not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Consistent with our revenue recognition for voyage charters prior to the implementation of IFRS 15, voyage expenses were calculated on a discharge-to-discharge basis.
Beginning on January 1, 2018, we changed the methodology for recognizing revenue and voyage expenses to comply with IFRS 15. Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.
Vessel impairment
Impairment methodology
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels fluctuate with changes in charter rates and the cost of constructing new vessels. At each reporting period end date, we review the carrying amounts of our vessels to determine whether there is any indication that those vessels may have suffered an impairment loss. In this regard, we consider factors such as fluctuations in the market values of our vessels below their carrying values, or the sustained weakness in the product tanker market as potential impairment indicators that necessitate the performance of a full impairment review.
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
Our impairment evaluation is performed on an individual vessel basis when there are indications of impairment. First, we assess the fair value less the cost to sell our vessels taking into consideration vessel valuations from leading, independent and internationally recognized ship brokers. We then compare that estimate of market values (less an estimate of selling costs) to each vessel’s carrying value and, if the carrying value exceeds the vessel’s market value, an indicator of impairment exists. We also consider sustained weakness in the product tanker market as an impairment indicator. An indicator of impairment prompts us to perform a calculation of the potentially impaired vessel’s value in use, in order to appropriately determine the “higher of” the two values.
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
At December 31, 2018, we had 109 vessels in our fleet:

•	34 of our owned or financed leased vessels in our fleet had fair values less costs to sell greater than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
75 of our owned or finance leased vessels in our fleet had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

At December 31, 2017, we had 107 vessels in our fleet and two vessels under construction:

•	Eight vessels in our fleet had fair values less costs to sell more than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
99 of our owned or finance leased vessels in our fleet had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

•
We did not obtain independent broker valuations for our two vessels under construction. To assess their carrying values for impairment, we prepared value in use calculations for each vessel which resulted in no impairment being recognized.

Our Fleet—Illustrative comparison of excess of carrying amounts over estimated charter-free market value of certain vessels
During the past few years, the market values of vessels have experienced particular volatility and as a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that no impairment is required at December 31, 2018.
The table set forth below indicates the carrying amount of each of our vessels as of December 31, 2018 and December 31, 2017 and the aggregate difference between the carrying amount and the market value represented by such vessels (see footnotes to the table set forth below). This aggregate difference represents the approximate analysis of the amount by which we believe we would record a loss if we sold those vessels, in the current environment, on industry standard terms, in cash transactions and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their basic market values.
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

			Carrying value as of,
	Vessel Name	Year Built	December 31, 2018		December 31, 2017
1	STI Amber	2012	30.5	(1)	32.1
2	STI Topaz	2012	30.9	(1)	32.6
3	STI Ruby	2012	30.6	(1)	32.2
4	STI Garnet	2012	30.9	(1)	32.4
5	STI Onyx	2012	30.6	(1)	32.3
6	STI Fontvieille	2013	30.2	(1)	30.9
7	STI Ville	2013	30.6	(1)	31.2
8	STI Duchessa	2014	28.5	(2)	29.5

9	STI Wembley	2014	27.6	(1)	28.9
10	STI Opera	2014	28.3	(2)	29.3
11	STI Texas City	2014	31.9	(1)	33.3
12	STI Meraux	2014	32.3	(1)	33.7
13	STI San Antonio	2014	32.3	(1)	33.8
14	STI Venere	2014	28.0	(2)	29.3
15	STI Virtus	2014	28.1	(2)	29.4
16	STI Aqua	2014	28.3	(2)	29.7
17	STI Dama	2014	28.3	(2)	29.6
18	STI Benicia	2014	33.0	(1)	34.6
19	STI Regina	2014	28.5	(2)	29.9
20	STI St. Charles	2014	31.8	(1)	33.3
21	STI Yorkville	2014	28.9	(2)	30.2
22	STI Milwaukee	2014	34.1	(1)	35.7
23	STI Battery	2014	29.1	(2)	30.4
24	STI Brixton	2014	27.0	(1)	28.3
25	STI Comandante	2014	26.9	(2)	28.2
26	STI Pimlico	2014	27.1	(1)	28.4
27	STI Hackney	2014	27.0	(1)	28.3
28	STI Acton	2014	27.6	(1)	28.9
29	STI Fulham	2014	27.4	(1)	28.7
30	STI Camden	2014	27.2	(1)	28.5
31	STI Finchley	2014	27.6	(1)	28.8
32	STI Clapham	2014	27.8	(1)	29.1
33	STI Poplar	2014	27.8	(1)	29.1
34	STI Elysees	2014	44.2	(1)	46.2
35	STI Madison	2014	44.5	(1)	46.5
36	STI Park	2014	44.5	(1)	46.5
37	STI Orchard	2014	44.2	(1)	46.1
38	STI Sloane	2014	45.0	(1)	47.0
39	STI Broadway	2014	44.1	(1)	46.1
40	STI Condotti	2014	45.0	(1)	47.0
41	STI Battersea	2014	27.4	(1)	28.7
42	STI Memphis	2014	32.6	(1)	34.1
43	STI Mayfair	2014	29.3	(2)	30.7
44	STI Soho	2014	29.0	(2)	30.3
45	STI Tribeca	2015	29.9	(2)	31.2
46	STI Hammersmith	2015	28.2	(2)	29.5
47	STI Rotherhithe	2015	28.3	(2)	29.6
48	STI Rose	2015	52.2	(1)	54.6
49	STI Gramercy	2015	29.1	(2)	30.5
50	STI Veneto	2015	45.3	(1)	47.2
51	STI Alexis	2015	52.4	(1)	54.7
52	STI Bronx	2015	29.8	(2)	31.2
53	STI Pontiac	2015	34.2	(1)	35.8
54	STI Manhattan	2015	29.8	(2)	31.2

55	STI Winnie	2015	46.1	(1)	48.2
56	STI Oxford	2015	46.3	(1)	48.3
57	STI Queens	2015	29.8	(2)	31.2
58	STI Osceola	2015	34.6	(1)	36.2
59	STI Lauren	2015	46.3	(1)	48.3
60	STI Connaught	2015	46.1	(1)	48.0
61	STI Notting Hill	2015	33.2	(1)	34.7
62	STI Spiga	2015	51.6	(1)	53.8
63	STI Seneca	2015	34.6	(1)	36.2
64	STI Savile Row	2015	52.6	(1)	54.9
65	STI Westminster	2015	33.3	(1)	34.8
66	STI Brooklyn	2015	30.0	(2)	31.4
67	STI Kingsway	2015	53.0	(1)	55.2
68	STI Lombard	2015	53.7	(1)	56.0
69	STI Carnaby	2015	53.1	(1)	55.4
70	STI Black Hawk	2015	33.0	(1)	34.5
71	STI Excel	2015	36.1	(2)	37.6
72	STI Solidarity	2015	39.1	(2)	40.7
73	STI Grace	2016	47.6	(1)	49.5
74	STI Jermyn	2016	48.5	(1)	50.5
75	STI Excelsior	2016	37.5	(2)	39.1
76	STI Expedite	2016	37.5	(2)	39.1
77	STI Exceed	2016	37.5	(2)	39.1
78	STI Executive	2016	38.1	(2)	39.7
79	STI Excellence	2016	38.1	(2)	39.7
80	STI Experience	2016	38.1	(2)	39.7
81	STI Express	2016	38.1	(2)	39.7
82	STI Precision	2016	38.1	(2)	39.7
83	STI Prestige	2016	38.1	(2)	39.7
84	STI Pride	2016	38.1	(2)	39.7
85	STI Providence	2016	38.1	(2)	39.7
86	STI Sanctity	2016	41.7	(2)	43.5
87	STI Solace	2016	41.7	(2)	43.4
88	STI Stability	2016	41.7	(2)	43.4
89	STI Steadfast	2016	41.7	(2)	43.5
90	STI Supreme	2016	41.8	(2)	43.5
91	STI Symphony	2016	41.7	(2)	43.5
92	STI Gallantry	2016	40.2	(2)	41.7
93	STI Goal	2016	40.2	(2)	41.7
94	STI Nautilus	2016	40.1	(2)	41.7
95	STI Guard	2016	40.2	(2)	41.7
96	STI Guide	2016	40.2	(2)	41.7
97	STI Selatar	2017	48.9	(1)	50.9
98	STI Rambla	2017	49.7	(1)	51.7
99	STI Galata	2017	35.6	(1)	37.1
100	STI Bosphorus	2017	35.8	(1)	37.3

101	STI Leblon	2017	36.2	(1)	37.8
102	STI La Boca	2017	36.2	(1)	37.7
103	STI San Telmo	2017	38.4	(1)	40.0
104	STI Donald C Trauscht	2017	38.5	(1)	40.1
105	STI Gauntlet	2017	42.5	(2)	44.2
106	STI Gladiator	2017	42.6	(2)	44.2
107	STI Gratitude	2017	42.6	(2)	44.2
108	STI Esles II	2018	39.0	(1)	N/A	(3)
109	STI Jardins	2018	39.0	(1)	N/A	(3)

			$3,997.8		$4,090.1

(1) As of December 31, 2018, the basic charter-free market value is lower than each vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $235.6 million.
(2) As of December 31, 2018, the basic charter-free market value is higher than each vessel’s carrying value. We believe that the aggregate carrying value of these vessels is lower than their aggregate basic charter-free market value by approximately $61.8 million.
(3) These vessels were acquired during the year ended December 31, 2018.
The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for December 31, 2018, a 1.0% increase in the discount rate would result in an impairment of $0.3 million being recognized. Alternatively, a 5% decrease in forecasted time charter rates would result in an impairment of $0.4 million being recognized.
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
Deferred drydock cost
We recognize drydock costs as a separate component of the vessels’ carrying amounts and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between when drydocks are performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs. We only include in deferred drydocking costs those direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

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
Moreover, under IFRS 16, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. These components will be accounted for as follows:

•	All fixed lease revenue earned under these arrangements will be recognized on a straight-line basis over the term of the lease.

•	Lease revenue earned under our pool arrangements will be recognized as it is earned, since it is 100% variable.

•
The non-lease component will be accounted for as services revenue under IFRS 15. This revenue will be recognized ‘over time’ as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.

We expect that the application of the above principles will not result in a material difference to the amount of revenue recognized under our existing accounting policies for pool and time-out charter arrangements.

A. Operating Results

Results of Operations for the year ended December 31, 2018 compared to the year ended December 31, 2017

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2018	2017	favorable / (unfavorable)	Change
Vessel revenue	$585,047	$512,732	$72,315	14%
Vessel operating costs	(280,460)	(231,227)	(49,233)	(21)%
Voyage expenses	(5,146)	(7,733)	2,587	33%
Charterhire	(59,632)	(75,750)	16,118	21%
Depreciation	(176,723)	(141,418)	(35,305)	(25)%
General and administrative expenses	(52,272)	(47,511)	(4,761)	(10)%
Loss on sales of vessels, net	—	(23,345)	23,345	100%
Merger transaction related costs	(272)	(36,114)	35,842	99%
Bargain purchase gain	—	5,417	(5,417)	(100)%
Financial expenses	(186,628)	(116,240)	(70,388)	(61)%
Loss on exchange of convertible notes	(17,838)	—	(17,838)	N/A
Realized loss on derivative financial instruments	—	(116)	116	100%
Financial income	4,458	1,538	2,920	190%
Other income / (expenses), net	(605)	1,527	(2,132)	(140)%
Net loss	$(190,071)	$(158,240)	$(31,831)	(20)%
Net loss. Net loss for the year ended December 31, 2018 was $190.1 million, an increase of $31.8 million, or 20%, from the net loss of $158.2 million for the year ended December 31, 2017. The differences between the two periods are discussed below.

Vessel revenue. Vessel revenue for the year ended December 31, 2018 was $585.0 million, an increase of $72.3 million, or 14%, from vessel revenue of $512.7 million for the year ended December 31, 2017. The increase in vessel revenue between 2017 and 2018 was driven by an increase in revenue days to 45,366 days from 38,415 days for the years ended December 31, 2018 and 2017, respectively. This was offset by a decrease of the fleet daily TCE revenue (a non-IFRS measure) per day to $12,782 during the year ended December 31, 2018 from $13,146 per day during the year ended December 31, 2017. This increase in revenue is discussed below by operating segment.
The following is a summary of our consolidated revenue by revenue type, in addition to TCE revenue per day and total revenue days.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2018	2017	favorable / (unfavorable)	Change
Pool revenue by operating segment
MR	$225,181	$217,141	$8,040	4%
LR2/Aframax	188,938	142,204	46,734	33%
Handymax	82,782	78,510	4,272	5%
LR1/Panamax	46,883	20,875	26,008	125%
Total pool revenue	543,784	458,730	85,054	19%
Voyage revenue (spot market)	7,248	16,591	(9,343)	(56)%
Time charter-out revenue	34,015	37,411	(3,396)	(9)%
Gross revenue	585,047	512,732	72,315	14%
Voyage expenses	(5,146)	(7,733)	2,587	33%
TCE revenue (1)	$579,901	$504,999	$74,902	15%

Daily pool TCE by operating segment: (1)

MR pool	$12,356	$12,712	$(356)	(3)%
LR2/Aframax pools	13,795	14,749	(954)	(6)%
Handymax pool	11,694	11,255	439	4%
LR1/Panamax pools	10,891	11,562	(671)	(6)%
Consolidated daily pool TCE	12,557	12,921	(364)	(3)%
Voyage (spot market) - daily TCE	7,959	9,242	(1,283)	(14)%
Time charter-out - daily TCE	20,195	19,914	281	1%
Consolidated daily TCE	12,782	13,146	(364)	(3)%

Pool revenue days per operating segment
MR	18,196	17,077	1,119	7%
LR2/Aframax	13,674	9,638	4,036	42%
Handymax	7,072	6,975	97	1%
LR1/Panamax	4,306	1,804	2,502	139%
Total pool revenue days	43,248	35,494	7,754	22%
Voyage (spot market) revenue days	486	1,104	(618)	(56)%
Time charter-out revenue days	1,632	1,817	(185)	(10)%
Total revenue days	45,366	38,415	6,951	18%

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
Pool revenue. Pool revenue for the year ended December 31, 2018 was $543.8 million, an increase of $85.1 million, or 19% from $458.7 million for the year ended December 31, 2017. The increase in pool revenue was due to an increase in pool revenue days to 43,248 for the year ended December 31, 2018 from 35,494 for the year ended December 31, 2017. The increase in pool revenue days was largely attributable to the Merger with NPTI, which resulted in the acquisition of four LR1 vessels in June 2017 and 23 LR2 and LR1 vessels in September 2017, which operated in the pools for a portion of the year ended December 31, 2017 and for most of the year ended December 31, 2018. These increases are discussed in further detail below.
The increase pool revenue days was offset by a decrease in pool TCE revenue per day across our MR, LR1 and LR2 operating segments offset by a slight increase in TCE revenue per day in our Handymax operating segment. The product tanker market experienced headwinds which began in 2016 and continued through most of the year ended December 31, 2018. These adverse market conditions were the result of an unfavorable global supply and demand imbalance resulting from the reduction in historical high inventories, the continued absorption of an influx of prior year newbuilding deliveries, and a lack of arbitrage opportunities.
MR pool revenue. MR pool revenue for the year ended December 31, 2018 was $225.2 million, an increase of $8.0 million, or 4%, from $217.1 million for the year ended December 31, 2017. The increase in MR pool revenue was due to an increase in pool revenue days to 18,196 from 17,077 days during the years ended December 31, 2018 and 2017, respectively. This increase was primarily due to (i) an increase in the average number of owned and finance leased MRs to 44.9 during the year ended December 31, 2018 from 41.7 during the year ended December 31, 2017, as we took delivery of six newbuilding MRs throughout 2017 and two newbuilding MRs in January 2018, representing an increase of 2,200 pool revenue days. This increase in pool revenue days was partially offset by the sale of two MRs in June and July 2017, which were in the pool for an aggregate of 361 days during the year ended December 31, 2017, along with the timing of the deliveries and redeliveries of certain time chartered-in vessels during those periods, which led to a net reduction of 859 pool revenue days for these vessels.
The increase in pool revenue days was offset by a decrease in pool daily TCE revenue to $12,356 per day from $12,712 per day during the years ended December 31, 2018 and 2017, respectively. These rates reflect the challenging environment for MR product tankers operating in the spot market during those periods, as the influx of newbuilding vessel deliveries from prior years, along with a lack of arbitrage opportunities resulted in a prolonged supply and demand imbalance, adversely affecting the spot rates earned.
LR2 pool revenue. Pool revenue from LR2 vessels for the year ended December 31, 2018 was $188.9 million, an increase of $46.7 million, or 33% from $142.2 million for the year ended December 31, 2017. The increase was primarily due to an increase in revenue days of 4,036 to 13,674 from 9,638 days during the years ended December 31, 2018 and 2017, respectively. The increase in pool revenue days was primarily the result of (i) the acquisition of 15 LR2 vessels acquired from NPTI in September 2017 (resulting in 3,737 additional revenue days) and (ii) the delivery of two newbuilding LR2 tankers during the year ended December 31, 2017 (resulting in 195 additional revenue days as they operated for the entire year ended December 31, 2018).
The increase in pool revenue was offset by a decrease in pool daily TCE to $13,795 per day from $14,749 per day during the years ended December 31, 2018 and 2017, respectively. In addition to the global supply and demand imbalance for product tankers in general, spot rates in the LR2 segment were negatively impacted by a lack of arbitrage opportunities in addition to a reduction in the volume of light distillates shipped from Europe to the Far East during the year ended December 31, 2018.
Handymax pool revenue. Handymax pool revenue for the year ended December 31, 2018 was $82.8 million, an increase of $4.3 million, or 5% from $78.5 million for the year ended December 31, 2017. The increase in Handymax pool revenue was primarily driven by an increase in daily TCE rates earned to $11,694 per day from $11,255 per day during the years ended December 31, 2018 and 2017, respectively. The increase was offset by a decrease in pool revenue days to 7,072 from 6,975 during the years ended December 31, 2018 and 2017, respectively. This decrease was a result of the timing of the deliveries and redeliveries of certain time and bareboat chartered-in vessels during the years ended December 31, 2018 and 2017 representing a decrease of 97 pool revenue days.
LR1 pool revenue. Pool revenue from LR1 vessels for the year ended December 31, 2018 was $46.9 million, an increase of $26.0 million, or 125% from $20.9 million for the year ended December 31, 2017. The increase in LR1 pool revenue was the result of an increase in LR1 pool revenue days to 4,306 days from 1,804 days during the years ended December 31, 2018 and 2017, respectively. We took delivery of 12 LR1 product tankers acquired from NPTI during the year ended December 31, 2017 (representing an increase of 2,638 in pool revenue days). This increase in pool revenue days was offset by the redelivery of a time chartered-in vessel during the year ended December 31, 2017 (representing a decrease of 136 in pool revenue days). The increase in LR1 pool revenue days was partially offset by a decrease in daily TCE revenue to $10,891 from $11,562 during the years ended December 31, 2018 and 2017, respectively, which was driven by the adverse market conditions described above.

Voyage revenue (spot market). Voyage revenue (spot revenue) consists of spot market voyages and short-term time charters. Voyage revenue for the year ended December 31, 2018 was $7.2 million, a decrease of $9.3 million or 56.3%, from $16.6 million for the year ended December 31, 2017.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2018	2017	favorable / (unfavorable)	Change
LR2	$4,375	$4,810	$(435)	(9.0)%
MR	2,034	6,508	(4,474)	(68.7)%
Handymax	—	3,576	(3,576)	(100.0)%
LR1	839	1,697	(858)	(50.6)%
Total voyage revenue (spot market)	$7,248	$16,591	$(9,343)	(56.3)%

•
Spot market voyages: Six LR2 and two LR1 product tankers operated in the spot market on voyage charters for an aggregate 302 revenue days during the year ended December 31, 2018. These voyages earned $4.2 million in spot market revenue during that period. Seven of our Handymax bareboat chartered-in tankers, two LR1 tankers and six LR2 tankers operated in the spot market on voyage charters for an aggregate of 397 days during the year ended December 31, 2017. These voyages earned $7.0 million in spot market revenue during that period. The Handymax tankers were delivered to us under bareboat charters in the first quarter of 2017 and they traded in the spot market temporarily, to gain their required vettings prior to their entrance into the SHTP. The LR1 and LR2 tankers were acquired from NPTI, and they also traded in the spot market temporarily to gain their required vettings prior to their entrance into their respective pools.

•
Short-term time charters: We consider short-term time charters (less than one year) as spot market voyages. We had three MR and two LR2 product tankers employed on short-term time charters (ranging from 45 days to 120 days) for an aggregate 184 revenue days during the year ended December 31, 2018. These voyages earned $3.0 million in spot market revenue during that period. We had six MR and four LR2 product tankers employed on short-term time charters for 706 revenue days during the year ended December 31, 2017. These voyages earned $9.6 million in spot market revenue during that period. The MRs were newbuilding vessels delivered from HMD and were temporarily employed on these short-term time charters upon delivery, prior to their entrance into the SMRP. The LR2 tankers were acquired from NPTI, and they were also temporarily employed on short-term time charters prior to their entrance into the SLR2P.

Time charter-out revenue. Time charter-out revenue (representing time charters with initial terms of one year or greater) for the year ended December 31, 2018 was $34.0 million, a decrease of $3.4 million, or 9%, from $37.4 million for the year ended December 31, 2017. The decrease in time charter-out revenue was the result of a decrease in time charter-out revenue days to 1,632 days from 1,817 days, which was the result of the expiration of the time charters on two MRs during the year ended December 31, 2018. Time charter-out revenue, by operating segment, consists of the following:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2018	2017	favorable / (unfavorable)	Change
MR	$11,507	$14,289	$(2,782)	(19)%
Handymax	12,408	13,012	(604)	(5)%
LR2	10,100	10,110	(10)	—%

Total time charter-out revenue	$34,015	$37,411	$(3,396)	(9)%

The following table summarizes the terms of our time chartered-out vessels during the years ended December 31, 2018 and 2017, respectively:

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration		Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	March-19	(1)	$18,000
2	STI Poplar	2014	Handymax	January-16	February-19		$18,000
3	STI Notting Hill	2015	MR	November-15	October-18		$20,500
4	STI Westminster	2015	MR	December-15	October-18		$20,500
5	STI Rose	2015	LR2	February-16	February-19		$28,000
(1) Redelivery is plus 30 days or minus 10 days from the expiry date.
Vessel operating costs. Vessel operating costs for the year ended December 31, 2018 were $280.5 million, an increase of $49.2 million, or 21%, from $231.2 million for the year ended December 31, 2017. Vessel operating days increased to 43,398 days from 35,254 days for the years ended December 31, 2018 and 2017, respectively. These increases are discussed below by operating segment.
The following table is a summary of our vessel operating costs by operating segment:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2018	2017	favorable / (unfavorable)	change
Vessel operating costs
MR	$111,294	$101,267	$(10,027)	(10)%
LR2	91,975	67,254	(24,721)	(37)%
Handymax	48,249	50,145	1,896	4%
LR1	28,942	12,561	(16,381)	(130)%
Total vessel operating costs	$280,460	$231,227	$(49,233)	(21)%

Vessel operating costs per day
MR	$6,366	$6,337	$(29)	—%
LR2	6,631	6,705	74	1%
Handymax	6,295	6,716	421	6%
LR1	6,608	7,073	465	7%
Consolidated vessel operating costs per day	6,463	6,559	96	1%

Operating days
MR	17,483	15,980	1,503	9%
LR2	13,870	10,030	3,840	38%
Handymax	7,665	7,468	197	3%
LR1	4,380	1,776	2,604	147%
Total operating days	43,398	35,254	8,144	23%

MR vessel operating costs. Vessel operating costs for our MR segment, which included vessels on bareboat charter, for the year ended December 31, 2018 were $111.3 million, an increase of $10.0 million, or 10%, from $101.3 million for the year ended December 31, 2017. This was primarily due to an increase in operating days of 1,503 days to 17,483 days from 15,980 days during the years ended December 31, 2018 and 2017, respectively. This change was the result of the delivery of six newbuilding MR product tankers in 2017 and two newbuilding MR product tankers in January 2018 resulting in an additional 1,867 of operating days during the year ended December 31, 2018. This increase was partially offset by the sale of two MRs during the year ended December 31, 2017, resulting in a reduction of 364 operating days. Operating costs per day remained consistent, increasing slightly to $6,366 from $6,337, for the year ended December 31, 2018 and 2017 respectively.
LR2 vessel operating costs. Vessel operating costs for our LR2 segment for the year ended December 31, 2018 were $92.0 million, an increase of $24.7 million, or 37%, from $67.3 million for the year ended December 31, 2017. The increase in operating costs was driven by an increase of 3,840 operating days which was primarily a result of the delivery of 15 LR2 vessels acquired from NPTI in September 2017 (resulting in an increase of 3,645 operating days), in addition to the delivery of two newbuilding LR2 product tankers (resulting in an increase of 195 operating days) during the year ended December 31, 2018. LR2 operating costs per day remained relatively consistent, decreasing slightly to $6,631 per day from $6,705 per day for the years ended December 31, 2018 and 2017.
Handymax vessel operating costs. Vessel operating costs for our Handymax segment, which included vessels on bareboat charter, for the year ended December 31, 2018 were $48.2 million, a decrease of $1.9 million, or 4%, from $50.1 million for the year ended December 31, 2017. The decrease in operating costs was driven by a decrease in Handymax vessel operating costs per day to $6,295 from $6,716 per day during the during the years ended December 31, 2018 and 2017, respectively. We took delivery of seven Handymax vessels under bareboat charter-in agreements during the first quarter of 2017 and incurred increased costs on these vessels upon delivery to align them with our operating standards. The decrease in vessel operating costs was offset by an increase in vessel operating days to 7,665 from 7,468 during the years ended December 31, 2018 and 2017, respectively. This increase was the result of the timing of the delivery of these vessels as they operated for a partial year during the year ended December 31, 2017 as compared to a full year for the year ended December 31, 2018 (resulting in a 197 day increase in operating days).
LR1 vessel operating costs. Vessel operating costs for our LR1/Panamax segment for the year ended December 31, 2018 were $28.9 million, an increase of $16.4 million, or 130%, from $12.6 million for the year ended December 31, 2017. The increase in vessel operating costs and vessel operating days was the result of the delivery of 12 LR1 tankers that were acquired from NPTI during the year ended December 31, 2017. These LR1 tankers operated the entire year ended December 31, 2018 as compared to a partial period during the year ended December 31, 2017 (resulting in a 2,604 day increase in operating days). In addition, vessel operating costs per day decreased to $6,608 from $7,073 per day during the year ended December 31, 2018 and 2017, respectively. The decrease in operating costs was driven by additional costs incurred for these vessels during the year ended December 31, 2017 as they transitioned technical management.
Voyage expenses. Voyage expenses for the year ended December 31, 2018 were $5.1 million, a decrease of $2.6 million, or 33%, from $7.7 million during the year ended December 31, 2017. The decrease was primarily the result of the decrease in the number of days that our vessels operated in the spot market. We had 11 and 21 vessels that operated in the spot or were employed under short-term time charter out agreements for an aggregate of 486 and 1,104 days during the years ended December 31, 2018 and 2017, respectively. Voyage expenses for these periods relate to the expenses incurred in the fulfillment of these spot market voyages and also include broker commissions and commercial management fees incurred on vessels that were time chartered-out (on both short and long-term time charters) during the period.
Charterhire expense. Charterhire expense for the year ended December 31, 2018 was $59.6 million, a decrease of $16.1 million, or 21%, from $75.8 million during the year ended December 31, 2017. This decrease was driven by (i) a reduction in the average number of vessels time chartered-in to 6.3 from 10.3 and (ii) lower average daily base rates on the time chartered-in fleet to an average of $14,069 per vessel per day from an average of $14,366 per vessel per day for the years ended December 31, 2018 and 2017, respectively, which was the result of the expiration of certain time charter-in agreements during the year ended December 31, 2018 that carried higher relative daily rates as compared to the remaining time chartered-in vessels. The decrease was partially offset by an increase bareboat chartered-in vessels to 10.0 from 8.2 during the years ended December 31, 2018 and 2017, respectively.
Depreciation. Depreciation expense for the year ended December 31, 2018 was $176.7 million, an increase of $35.3 million, or 25%, from $141.4 million during the year ended December 31, 2017 as the result of an increase in the average number of owned and financed leased vessels to 108.9 from 88.0 vessels for the years ended December 31, 2018 and 2017, respectively, due to the following:

•
The Merger with NPTI and the acquisition of its fleet of 15 LR2 and 12 LR1 product tankers. Four LR1 product tankers were acquired on June 14, 2017, and the remaining 23 product tankers were acquired on September 1, 2017. These vessels were depreciated for the entire year ended December 31, 2018 as compared to a partial period for the year ended December 31, 2017.

•
The delivery of six MR and two LR2 newbuilding vessels during the year ended December 31, 2017. These vessels were depreciated for the entire year ended December 31, 2018 as compared to a partial period for the year ended December 31, 2017.

•	The delivery of two newbuilding vessels during the year ended December 31, 2018.
General and administrative expenses. General and administrative expenses for the year ended December 31, 2018 were $52.3 million, an increase of $4.8 million, or 10%, from $47.5 million during the year ended December 31, 2017. The change was primarily driven by an increase of $3.2 million in restricted stock amortization and an increase of $2.1 million in administrative fees charged by SSH, which increased as a result of the growth of our fleet following the merger with NPTI. These increases were offset by a $0.7 million reduction in foreign currency exchange losses that were incurred during the year ended December 31, 2017.
Loss on sales of vessels. Loss on sales of vessels was $23.3 million during the year ended December 31, 2017. During the year ended December 31, 2017, we recorded (i) an aggregate loss of $14.2 million on the sales and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto, which closed in April 2017, and (ii) an aggregate loss of $9.1 million on the sales of STI Emerald and STI Sapphire, which closed in June and July 2017, respectively. No vessels were sold during the year ended December 31, 2018.
Merger transaction related costs. Merger transaction related costs for the year ended December 31, 2018 were $0.3 million, a decrease of $35.8 million or 99%, from $36.1 million during the year ended December 31, 2017. Merger transaction related costs represent costs incurred as part of the Merger with NPTI. These costs included $16.1 million of advisory and other professional fees, $17.7 million of costs related to the early termination of NPTI’s existing service agreements, and $2.6 million of other costs, which include fees incurred for a back-stop credit facility that was put in place in the event that certain of NPTI’s lenders did not consent to the Merger. This facility was cancelled upon the receipt of such consents.
Bargain purchase gain. Bargain purchase gain for the year ended December 31, 2017 was $5.4 million. This bargain purchase gain represents the result of the purchase price allocation which was performed upon the closing of the NPTI Vessel Acquisition on June 14, 2017. This transaction was accounted for as a separate business combination.
Financial expenses. Financial expenses for the year ended December 31, 2018 were $186.6 million, an increase of $70.4 million, or 61%, from $116.2 million during the year ended December 31, 2017. The increase in interest payable was the result of (i) an increase in our average carrying value of debt outstanding to $2.8 billion from $2.3 billion, which was primarily driven by the assumption of $924.8 million of indebtedness as a result of the merger with NPTI in addition to a series of initiatives to refinance the existing indebtedness on certain of the vessels in our fleet, which both increased our outstanding indebtedness and our cost of borrowing (these new arrangements are described below in Item 5B. Liquidity and Capital Resources), (ii) a year over year increase in LIBOR rates, and (iii) an increase in the amount of deferred financing fees that were written-off during the year ended December 31, 2018.
The amounts of deferred financing fees that were written-off during the years ended December 31, 2018 and 2017, respectively, were as follows:

•
During the year ended December 31, 2018, we wrote-off an aggregate of $13.2 million of deferred financing fees, which consisted of (i) $1.2 million as a result of the exchange of our Convertible Notes due 2019 (defined below) for newly issued Convertible Notes due 2022 (defined below) and (ii) $12.0 million related to the repayments of certain credit facilities as part of a series of refinancing initiatives on certain of the vessels in our fleet. These transactions are described below in Item 5B - Long-Term Debt Obligations and Credit Arrangements.

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

Financial expenses for the year ended December 31, 2018 primarily consisted of (i) interest payable on debt of $145.9 million, (ii) amortization of loan fees of $10.5 million, (iii) the write-off of deferred financing fees of $13.2 million, (iv) accretion of our Convertible Notes due 2019 and Convertible Notes due 2022 (each defined below) of $13.2 million and (v) accretion of the premiums and discounts recorded as part of the initial purchase price allocation on the indebtedness assumed from NPTI of $3.8 million.
Financial expenses for the year ended December 31, 2017 primarily consisted of (i) interest payable on debt of $86.7 million, (ii) amortization of loan fees of $13.3 million, (iii) the write-off of deferred financing fees of $2.5 million, (iv) accretion of our Convertible Notes due 2019 (defined below) of $12.2 million, and (v) accretion of the premiums and discounts recorded as part of the initial purchase price allocation on the indebtedness assumed from NPTI of $1.5 million.
Loss on exchange of convertible notes. Loss on exchange of convertible notes for the year ended December 31, 2018 was $17.8 million. In May and July 2018, we exchanged $188.5 million and $15.0 million in aggregate principal amount of our 2.375% convertible senior notes due 2019 (the "Convertible Notes due 2019") for $188.5 million and $15.0 million in aggregate principal amount of newly issued 3.0% convertible senior notes due 2022 (the "Convertible Notes due 2022"), respectively. As a result of these exchanges, we recorded an aggregate loss of $17.8 million during the year ended December 31, 2018 ($17.0 million in May 2018 and $0.8 million in July 2018). These transactions are described below under “B. Liquidity and Capital Resources - Long-Term Debt Obligations and Credit Arrangements”.
Financial income. Financial income for the year ended December 31, 2018 was $4.5 million, an increase of $2.9 million, or 190% from $1.5 million during the year ended December 31, 2017. Financial income primarily relates to interest earned on our cash balance which increased during the year ended December 31, 2018, primarily as a result of the receipt of aggregate net proceeds of $319.6 million as part of an underwritten offering of newly issued shares of our common stock in October 2018. This transaction is described below in "B. Liquidity and Capital Resources".
Results of Operations for the year ended December 31, 2017 compared to the year ended December 31, 2016

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2017	2016	favorable / (unfavorable)	Change
Vessel revenue	$512,732	$522,747	$(10,015)	(2)%
Vessel operating costs	(231,227)	(187,120)	(44,107)	(24)%
Voyage expenses	(7,733)	(1,578)	(6,155)	(390)%
Charterhire	(75,750)	(78,862)	3,112	4%
Depreciation	(141,418)	(121,461)	(19,957)	(16)%
General and administrative expenses	(47,511)	(54,899)	7,388	13%
Loss on sales of vessels, net	(23,345)	(2,078)	(21,267)	(1,023)%
Merger transaction related costs	(36,114)	—	(36,114)	N/A
Bargain purchase gain	5,417	—	5,417	N/A
Financial expenses	(116,240)	(104,048)	(12,192)	(12)%
Realized loss on derivative financial instruments	(116)	—	(116)	N/A
Unrealized gain on derivative financial instruments	—	1,371	(1,371)	(100)%
Financial income	1,538	1,213	325	27%
Other income (expenses), net	1,527	(188)	1,715	912%
Net loss	$(158,240)	$(24,903)	$(133,337)	(535)%
Net loss. Net loss for the year ended December 31, 2017 was $158.2 million, an increase of $133.3 million, or 535%, from the net loss of $24.9 million for the year ended December 31, 2016. The differences between the two periods are discussed below.

Vessel revenue. Vessel revenue for the year ended December 31, 2017 was $512.7 million, a decrease of $10.0 million, or 2%, from vessel revenue of $522.7 million for the year ended December 31, 2016. The decrease in vessel revenue between 2016 and 2017 was driven by a weaker product tanker market and as a result, the overall TCE revenue (a non-IFRS measure) per day decreased to $13,146 per day during the year ended December 31, 2017 from $15,783 per day during the year ended December 31, 2016. This decrease is discussed below by operating segment.
The following is a summary of our consolidated revenue by revenue type, in addition to TCE revenue per day and total revenue days.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2017	2016	favorable / (unfavorable)	Change
Pool revenue by operating segment
MR	$217,141	$248,974	$(31,833)	(13)%
LR2/Aframax	142,204	156,503	(14,299)	(9)%
Handymax	78,510	73,683	4,827	7%
LR1/Panamax	20,875	5,843	15,032	257%
Total pool revenue	$458,730	$485,003	$(26,273)	(5)%
Voyage revenue (spot market)	16,591	—	16,591	N/A
Time charter-out revenue	37,411	36,694	717	2%
Other revenue	—	1,050	(1,050)	(100)%
Gross revenue	512,732	522,747	(10,015)	(2)%
Voyage expenses	(7,733)	(1,578)	(6,155)	(390)%
TCE revenue (1)	$504,999	$521,169	$(16,170)	(3)%

Daily pool TCE by operating segment: (1)
MR pool	$12,712	$14,711	$(1,999)	(14)%
LR2/Aframax pool	14,749	20,019	(5,270)	(26)%
Handymax pool	11,255	12,101	(846)	(7)%
LR1/Panamax pool	11,562	17,277	(5,715)	(33)%
Consolidated daily pool TCE	12,921	15,561	(2,640)	(17)%
Voyage (spot market) - daily TCE	9,242	—	9,242	N/A
Time charter-out - daily TCE	19,914	19,599	315	2%
Consolidated daily TCE	13,146	15,783	(2,637)	(17)%

Pool revenue days per operating segment
MR	17,077	16,915	162	1%
LR2/Aframax	9,638	7,814	1,824	23%
Handymax	6,975	6,079	896	15%
LR1/Panamax	1,804	337	1,467	435%
Total pool revenue days	35,494	31,145	4,349	14%
Voyage (spot market) revenue days	1,104	—	1,104	N/A
Time charter-out revenue days	1,817	1,810	7	—%
Total revenue days	38,415	32,955	5,460	17%

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
Pool revenue. Pool revenue for the year ended December 31, 2017 was $458.7 million, a decrease of $26.3 million, or 5%, from $485.0 million for the year ended December 31, 2016. The decrease in pool revenue was due to unfavorable market conditions, driven by an unfavorable supply and demand imbalance, which began in the second half of 2016 and persisted throughout 2017, and led to a decrease in pool TCE per day across all of our operating segments. An influx of newbuilding vessel deliveries caused the global supply of product tankers to increase during these periods. Furthermore, in spite of the increase in demand for refined petroleum products during this period, high inventories tempered a corresponding increase in the demand for the seaborne transportation of such products.
MR pool revenue. MR pool revenue for the year ended December 31, 2017 was $217.1 million, a decrease of $31.8 million, or 13%, from $249.0 million for the year ended December 31, 2016. The pool daily TCE revenue decreased to $12,712 per day from $14,711 per day during the years ended December 31, 2017 and 2016, respectively. High product inventories and low refining margins negatively impacted the demand for MR product tankers during 2017. This dynamic was amplified by the delivery of newbuilding product tankers to the global fleet, which had a corresponding impact on supply, resulting in downward pressure on the daily TCE rates.
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
LR2/Aframax pool revenue. Pool revenue from LR2 vessels for the year ended December 31, 2017 was $142.2 million, a decrease of $14.3 million, or 9%, from $156.5 million for the year ended December 31, 2016. Pool daily TCE revenue decreased to $14,749 per day from $20,019 per day during the years ended December 31, 2017 and 2016, respectively. Spot TCE rates in our LR2 operating segment were also under pressure during 2017, primarily as a result of supply and demand imbalance in the global fleet, which began in 2016 and persisted throughout 2017 as a result of an influx of newbuilding vessel deliveries during that time period.
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
Handymax pool revenue. Handymax pool revenue for the year ended December 31, 2017 was $78.5 million, an increase of $4.8 million, or 7%, from $73.7 million for the year ended December 31, 2016. The increase in Handymax pool revenue was primarily driven by an increase in Handymax pool revenue days to 6,975 from 6,079 during the years ended December 31, 2017 and 2016, respectively. This was a result of an increase in the average number of time and bareboat chartered-in Handymax tankers to an average of 8.1 from 4.6 during the years ended December 31, 2017 and 2016, respectively, representing a 929 day increase in revenue days. This increase was partially offset by lower daily TCE rates earned by the SHTP to $11,255 per day from $12,101 per day during the years ended December 31, 2017 and 2016, respectively. The aforementioned factors affecting the global demand for product tankers had a consequential impact on Handymax spot TCE rates throughout 2017.
LR1/Panamax pool revenue. Pool revenue from LR1/Panamax vessels for the year ended December 31, 2017 was $20.9 million, an increase of $15.0 million, or 257%, from $5.8 million for the year ended December 31, 2016. The increase in LR1/Panamax pool revenue was primarily driven by an increase in LR1/Panamax pool revenue days to 1,804 days from 337 days during the years ended December 31, 2017 and 2016, respectively, which was primarily the result of the delivery of 12 LR1 product tankers acquired from NPTI during the year ended December 31, 2017 (representing a 1,668 increase in revenue days). The increase in LR1/Panamax pool revenue days was partially offset by a decrease in daily TCE revenue to $11,562 from $17,277 during the years ended December 31, 2017 and 2016, respectively, which was driven by the adverse market conditions described above affecting the larger vessel classes (LR2s and LR1s) which began during the second half of 2016 and persisted throughout 2017.

Voyage revenue (spot market). Voyage revenue (spot revenue), which consists of spot market voyages and short-term time charters, for the year ended December 31, 2017 was $16.6 million, an increase of $16.6 million from the year ended December 31, 2016.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2017	2016	favorable / (unfavorable)	Change
MR	$6,508	$—	$6,508	N/A
LR2	4,810	—	4,810	N/A
Handymax	3,576	—	3,576	N/A
LR1/Panamax	1,697	—	1,697	N/A
Total voyage revenue (spot market)	$16,591	$—	$16,591	N/A

•
Spot market voyages: Seven of our Handymax bareboat chartered-in tankers, two LR1 tankers and six LR2 tankers operated in the spot market on voyage charters for an aggregate of 397 days during the year ended December 31, 2017. None of our vessels operated in the spot market during the year ended December 31, 2016. The Handymax tankers were delivered to us under bareboat charters in the first quarter of 2017 and they traded in the spot market temporarily to gain their required vettings prior to their entrance into the SHTP. The LR1 and LR2 tankers were acquired from NPTI, and they also traded in the spot market temporarily to gain their required vettings prior to the entrance into their respective pools.

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

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2017	2016	favorable / (unfavorable)	Change
MR	$14,289	$16,046	$(1,757)	(11)%
Handymax	13,012	11,895	1,117	9%
LR2	10,110	8,753	1,357	16%
LR1	—	—	—	N/A
Total time charter-out revenue	$37,411	$36,694	$717	2%

The following table summarizes the terms of our time charter-out agreements during the years ended December 31, 2017 and 2016, respectively.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration		Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	March-19	(1)	$18,000
2	STI Poplar	2014	Handymax	January-16	February-19	(1)	$18,000
3	STI Notting Hill	2015	MR	November-15	October-18	(2)	$20,500
4	STI Westminster	2015	MR	December-15	October-18	(2)	$20,500
5	STI Rose	2015	LR2	February-16	February-19	(2)	$28,000
6	STI Texas City	2014	MR	March-14	April-16		$16,000	(3)
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
The following table is a summary of our vessel operating costs by operating segment:

	For the year ended December 31,			Change	Percentage
In thousands of U.S. dollars	2017	2016		favorable / (unfavorable)	Change
Vessel operating costs
MR	$101,267	$104,242		$2,975	3%
LR2	67,254	50,028		(17,226)	(34)%
Handymax	50,145	32,817		(17,328)	(53)%
LR1	12,561	33		(12,528)	(37,964)%
Total vessel operating costs	$231,227	$187,120		$(44,107)	(24)%

Vessel operating costs per day

MR	$6,337	$6,555		$218	3%
LR2	6,705	6,734		29	—%
Handymax	6,716	6,404		(312)	(5)%
LR1	7,073	—	(1)	(7,073)	N/A
Consolidated vessel operating costs per day	6,559	6,576		17	—%

Operating days
MR	15,980	15,900		80	1%
LR2	10,030	7,430		2,600	35%
Handymax	7,468	5,124		2,344	46%
LR1	1,776	—		1,776	N/A
Total operating days	35,254	28,454		6,800	24%
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
LR2 vessel operating costs. Vessel operating costs for our LR2 segment for the year ended December 31, 2017 were $67.3 million, an increase of $17.2 million, or 34%, from $50.0 million for the year ended December 31, 2016. The increase in operating costs was driven by an increase of 2,600 operating days which was primarily a result of the delivery of 15 LR2 vessels acquired from NPTI in September 2017, in addition to the delivery of two newbuilding LR2 product tankers during the year ended December 31, 2017. LR2 operating costs per day remained consistent for the years ended December 31, 2017 and 2016.
Handymax vessel operating costs. Vessel operating costs for our Handymax segment for the year ended December 31, 2017 were $50.1 million, an increase of $17.3 million, or 53%, from $32.8 million for the year ended December 31, 2016. Vessel operating days increased to 7,468 from 5,124 during the years ended December 31, 2017 and 2016, respectively. This increase was the result of the delivery of seven Handymax vessels under bareboat charter-in agreements during the first quarter of 2017 (resulting in a 2,357 increase in operating days). The overall increase in Handymax vessel operating costs per day to $6,716 from $6,404 per day was the result of increased costs incurred on these vessels to bring them into alignment with our operating standards.
LR1 vessel operating costs. Vessel operating costs for our LR1 segment for the year ended December 31, 2017 were $12.6 million. The increase in vessel operating costs and vessel operating days was the result of the delivery of 12 LR1 tankers that were acquired from NPTI during the year ended December 31, 2017. We did not own, finance lease, or bareboat charter-in any vessels in this operating segment during the year ended December 31, 2016.
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
The decrease was partially offset by the delivery of 10 vessels under bareboat charter-in agreements during the year ended December 31, 2017. During the first quarter of 2017, we took delivery of seven Handymax Ice Class 1A product tankers under bareboat charter-in agreements (three at $7,500 per day per vessel and four at $6,000 per day per vessel) all of which expire on March 31, 2019. Additionally, in April 2017, we sold and leased back three MR product tankers, on a bareboat basis, for a period of up to eight years for $8,800 per day per vessel. The sales price was $29.0 million per vessel, and we have the option to purchase each vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement at market-based prices. Additionally, a deposit of $4.35 million per vessel was retained by the buyer that will either be applied to the purchase price of the vessel, if a purchase option is exercised, or refunded to us at the expiration of the agreement.
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

Merger transaction related costs. Merger transaction related costs for the year ended December 31, 2017 were $36.1 million. Merger transaction related costs represent costs incurred as part of the Merger with NPTI. These costs included $16.1 million of advisory and other professional fees, $17.7 million of costs related to the early termination of NPTI’s existing service agreements, and $2.3 million of other costs, which include fees incurred for a back-stop credit facility that was put in place in the event that certain of NPTI’s lenders did not consent to the Merger. This facility was cancelled upon the receipt of such consents.
We settled $6.0 million of the fees incurred to terminate NPTI's existing service agreements through the issuance of warrants to the NPTI pool manager, exercisable into 150,000 of our common shares at an exercise price of $0.10 per share, upon the delivery of the vessels acquired from NPTI to the Scorpio Pools. These fees relate to the termination of the applicable pooling arrangements with NPTI, and we issued two warrants to the Navig8 pool manager as consideration for the termination.  The first warrant was issued in June 2017, as part of the NPTI Vessel Acquisition, and was exercisable on a pro-rata basis for an aggregate of 22,222 of our common shares. The second warrant was issued on similar terms to the first warrant on September 1, 2017 and was exercisable on a pro-rata basis for an aggregate of 127,778 of our common shares upon the delivery of each of the 23 remaining vessels to the Scorpio Pools.  These warrants were accounted for on the date of issuance and valued based on the average of the high and low price of our common shares on such dates. All of the warrants had been exercised as of December 31, 2017.
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
The increase in interest payable was the result of (i) an increase in our average carrying value of debt outstanding to $2.3 billion from $2.0 billion, which was primarily driven by the assumption of $924.8 million of indebtedness as a result of the merger with NPTI, (ii) a year over year increase in LIBOR rates, and (iii) interest incurred on our 8.25% Senior Unsecured Notes due 2019 which were issued in March 2017.
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

Financial expenses for the year ended December 31, 2017 primarily consisted of (i) interest payable on debt of $86.7 million, (ii) amortization of loan fees of $13.3 million, (iii) the write-off of deferred financing fees of $2.5 million, (iv) accretion of our Convertible Notes due 2019 of $12.2 million, and (v) accretion of the premiums and discounts recorded as part of the initial purchase price allocation on the indebtedness assumed from NPTI of $1.5 million.
Financial expenses for the year ended December 31, 2016 primarily consisted of (i) interest payable on debt of $63.9 million, (ii) amortization of loan fees of $14.1 million, (iii) the write-off of deferred financing fees of $14.5 million, and (iv) accretion of our Convertible Notes due 2019 of $11.6 million.
Unrealized gain on derivative financial instruments. Unrealized gain on derivative financial instruments of $1.4 million during the year ended December 31, 2016 relates to the change in the fair value of a profit or loss agreement on a vessel that we time chartered-in, with a third party who neither owned nor operated this vessel during the year ended December 31, 2016. This agreement was settled in January 2017.
Financial income. Financial income for the year ended December 31, 2017 was $1.5 million, an increase of $0.3 million, or 27% from $1.2 million during the year ended December 31, 2016. Financial income for the year ended December 31, 2017 primarily relates to interest earned on our cash balance during the year ended December 31, 2017. Financial income for the year ended December 31, 2016 of $1.2 million primarily related to the gains recorded on the repurchase of $10.0 million aggregate principal amount of our Convertible Notes due 2019 for an average price of $839.28 per $1,000 principal amount.
B. Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate in the Scorpio Pools, in the spot market or on time charter, in addition to cash on hand. We believe that the Scorpio Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.
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
Economic conditions in the product tanker market were challenging during the year ended December 31, 2018, with freight rates reaching their lowest levels since 2009, resulting in the incurrence of significant losses during that period. Towards the end of 2018 and into 2019, economic conditions in the product tanker market have improved, and we also raised approximately $319.6 million in additional liquidity in an underwritten offering of our common shares in October 2018. Our Senior Unsecured Notes due 2019 and Convertible Notes due 2019 are scheduled to mature in June and July of 2019, respectively. While we believe our current financial position is adequate to address the maturity of these instruments, a deterioration in economic conditions could cause us to pursue other means to raise liquidity to meet these obligations through the sale or refinancing of vessels or raising funds in the public or private equity or debt markets or in other transactions. Moreover, a deterioration in economic conditions could cause us to breach our debt covenants and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
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

As of December 31, 2018, our cash balance was $593.7 million, which was more than our cash balance of $186.5 million as of December 31, 2017. As of March 15, 2019 and December 31, 2018, we had approximately $2.9 billion and $3.0 billion in aggregate outstanding indebtedness, respectively (which reflects the amounts payable and excludes unamortized deferred financing fees or other premiums and discounts). All of our credit facilities are described below under “Long-Term Debt Obligations and Credit Arrangements”.
As of December 31, 2018, our long-term liquidity needs were comprised of our debt repayment obligations for our secured credit facilities, lease financing arrangements, Senior Notes Due 2020 and 2019 (defined and described below), Convertible Notes due 2019 and 2022 (described below), our obligations for the purchase of exhaust gas cleaning systems or "scrubbers" and ballast water treatment systems, and obligations under our time and bareboat charter-in arrangements.
Equity Issuances
In October 2018, we raised net proceeds of approximately $319.6 million in an underwritten public offering of 18.2 million shares of common stock (including 2.0 million shares of common stock issued when the underwriters partially exercised their overallotment option to purchase additional shares) at a public offering price of $18.50 per share. Scorpio Bulkers Inc., or SALT, and Scorpio Services Holding Limited, or SSH, each a related party, purchased 5.4 million common shares and 0.5 million common shares, respectively, at the public offering price.
For a description of issuances of our common shares pursuant to our 2013 Equity Incentive Plan, see “Item 6. Directors, Senior Management and Employees - B. Compensation - 2013 Equity Incentive Plan.”
Cash Flows
The table below summarizes our sources and uses of cash for the periods presented:

	For the year ended December 31,
In thousands of U.S. dollars	2018	2017	2016
Cash flow data
Net cash inflow/(outflow)
Operating activities	$57,790	$41,801	$178,511
Investing activities	(52,737)	(159,923)	31,333
Financing activities	402,137	204,697	(310,927)

Cash flow from operating activities
Fiscal year ended December 31, 2018 compared to fiscal year ended December 31, 2017
Operating cash flows are driven by our results of operations along with movements in working capital. The following table sets forth the components of our operating cash flows for the years ended December 31, 2018 and December 31, 2017:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2018	2017	favorable / (unfavorable)	Change
Vessel revenue (1)	$585,047	$512,732	$72,315	14%
Vessel operating costs (1)	(280,460)	(231,227)	(49,233)	(21)%
Voyage expenses (1)	(5,146)	(7,733)	2,587	33%
Charterhire (1)	(59,632)	(75,750)	16,118	21%
General and administrative expenses - cash (1)(2)	(26,725)	(25,126)	(1,599)	(6)%
Financial expenses - cash (1) (3)	(145,871)	(86,703)	(59,168)	(68)%
Merger transaction related costs (4)	(272)	(30,141)	29,869	N/A
Change in working capital (5)	(13,004)	(17,200)	4,196	24%
Financial income - cash	3,952	1,206	2,746	228%
Other	(99)	1,743	(1,842)	(106)%
Operating cash flow	$57,790	$41,801	$15,989	38%

(1)	See “Item 5. Operating and Financial Review and Prospects- A. Operating Results” for information on these variations for the years ended December 31, 2018 and 2017.

(2)
Cash general and administrative expenses are general and administrative expenses from our consolidated statements of income or loss excluding the amortization of restricted stock of $25.5 million and $22.4 million for the years ended December 31, 2018 and 2017, respectively.

(3)
Cash financial expenses represents interest payable on our outstanding indebtedness. These amounts are derived from Financial Expenses from our consolidated statements of income or loss excluding (i) the amortization of deferred financing fees of $10.5 million and $13.4 million for the years ended December 31, 2018 and 2017, respectively, (ii) the write-off of deferred financing fees of $13.2 million and $2.5 million over these same periods, (iii) the accretion of our Convertible Notes due 2019 and Convertible Notes due 2022 of $13.2 million and $12.2 million over these same periods, and (iv) accretion of $3.8 million and $1.5 million related to the premiums and discounts recorded as part of the initial purchase price allocation on the indebtedness assumed from NPTI during the years ended December 31, 2018 and 2017.

(4)
Cash merger transaction related costs are costs related to the merger with NPTI, from our consolidated statements of income or loss, excluding the termination costs of $6.0 million that were settled via the issuance of 150,000 of our common shares as described above in “Item 5. Operating and Financial Review and Prospects- A. Operating Results”.

(5)
The change in working capital in 2018 was primarily driven by a decrease in accrued expenses and accounts payable in addition to an increase in accounts receivable and other assets. These increases were offset by decreases in inventories and prepaid expenses. The decrease in accrued expenses was driven by the timing of payments to suppliers along with changes in the amount of accrued interest expense at December 31, 2018. The increase in accounts receivable is attributable to improved revenues earned from the Scorpio Pools, which strengthened particularly in December of 2018 leading to an increase in accounts receivable at December 31, 2018. The remaining changes in working capital were driven by the timing of the payments related to such items.

The change in working capital in 2017 was primarily driven by an increase in other assets and a decrease in accrued expenses. These increases were offset by a decrease in prepaid expenses and other current assets in addition to an increase in accounts payable. The increase in other assets was driven by (i) an increase in pool working capital contributions as a result of the increase in the number of vessels entering the Scorpio Pools and (ii) an $8.6 million increase representing the present value of the deposits ($13.1 million in aggregate) that were retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto that were entered into in April 2017. The decrease in accrued expenses was driven by a decrease in accrued employee benefits, and the remaining changes in working capital were driven by the timing of the payments related to such items.
Fiscal year ended December 31, 2017 compared to fiscal year ended December 31, 2016
The following table sets forth the components of our operating cash flows for the years ended December 31, 2017 and December 31, 2016:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2017	2016	favorable / (unfavorable)	Change
Vessel revenue (1)	$512,732	$522,747	$(10,015)	(2)%
Vessel operating costs (1)	(231,227)	(187,120)	(44,107)	(24)%
Voyage expenses (1)	(7,733)	(1,578)	(6,155)	(390)%
Charterhire (1)	(75,750)	(78,862)	3,112	4%
General and administrative expenses - cash (1)(2)	(25,126)	(24,692)	(434)	(2)%
Financial expenses - cash (1)(3)	(86,703)	(63,858)	(22,845)	(36)%
Merger transaction related costs (4)	(30,141)	—	(30,141)	N/A
Change in working capital (5)	(17,200)	11,778	(28,978)	(246)%
Financial income - cash	1,206	1,213	(7)	(1)%
Other	1,743	(1,117)	2,860	(256)%
Operating cash flow	$41,801	$178,511	$(136,710)	(77)%

(1)	See “Item 5. Operating and Financial Review and Prospects- A. Operating Results” for information on these variations for the years ended December 31, 2017 and 2016.

(2)
Cash general and administrative expenses are general and administrative expenses from our consolidated statements of income or loss excluding the amortization of restricted stock of $22.4 million and $30.2 million for the years ended December 31, 2017 and 2016, respectively.

(3)
Cash financial expenses represents interest payable on our outstanding indebtedness. These amounts are derived from Financial Expenses from our consolidated statements of income or loss excluding (i) the amortization of deferred financing fees of $13.4 million and $14.1 million for the years ended December 31, 2017 and 2016, respectively, (ii) the write-off of deferred financing fees of $2.5 million and $14.5 million over these same periods, (iii) the accretion of our Convertible Notes due 2019 of $12.2 million and $11.6 million over these same periods, and (iv) accretion of $1.5 million related to the premiums and discounts recorded as part of the initial purchase price allocation on the indebtedness assumed from NPTI during the year ended December 31, 2017.

(4)
Cash merger transaction related costs are costs related to the merger with NPTI, from our consolidated statements of income or loss, excluding the termination costs of $6.0 million that were settled via the issuance of 150,000 of our common shares.

(5)
The change in working capital in 2017 was primarily driven by an increase in other assets and a decrease in accrued expenses. These increases were offset by a decrease in prepaid expenses and other current assets in addition to an increase in accounts payable. The increase in other assets was driven by (i) an increase in pool working capital contributions as a result of the increase in the number of vessels entering the Scorpio Pools and (ii) an $8.6 million increase representing the present value of the deposits ($13.1 million in aggregate) that were retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto that were entered into in April 2017. The decrease in accrued expenses was driven by a decrease in accrued employee benefits, and the remaining changes in working capital were driven by the timing of the payments related to such items.

The change in working capital in 2016 was primarily driven by a decrease in accounts receivable offset by an increase in prepaid expense and other current assets and a decrease in accrued expenses. The decrease in accounts receivable was driven by an overall decrease in revenue across all of our operating segments when comparing the years ended December 31, 2016 and 2015. The increase in prepaid expenses was driven by advances made for vessel operating expenses (such as crew wages) at the end of 2016 and the increase in other assets was driven by working capital contributions to the Scorpio Pools. The decrease in accrued expenses was driven by an overall decline in accrued short-term employee benefits.

Cash flow from investing activities
The following table sets forth the components of our investing cash flows for the years ended December 31, 2018 and December 31, 2017:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2018	2017	favorable / (unfavorable)	Change
Cash inflows
Net proceeds from the sales of vessels (1)	$—	$127,372	$(127,372)	(100)%
Total investing cash inflows	—	127,372	(127,372)	(100)%

Cash outflows
Acquisition of vessels and payments for vessels under construction (2)	(26,057)	(258,311)	232,254	90%
Net cash paid for the merger with NPTI (3)	—	(23,062)	23,062	100%
Drydock, scrubber and BWTS payments (owned and bareboat-in vessels) (4)	(26,680)	(5,922)	(20,758)	(351)%
Total investing cash outflows	(52,737)	(287,295)	234,558	82%

Net cash outflow from investing activities	$(52,737)	$(159,923)	$107,186	67%

(1)
Net proceeds from the sales of vessels in 2017 represents the net proceeds received for the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto along with the sales of STI Emerald and STI Sapphire.

(2)
Represents installment payments and other capitalized costs (including capitalized interest) associated with vessels that were under construction and/or delivered during the years ended December 31, 2018 and 2017.

(3)
Net cash paid for the merger with NPTI represents the $42.2 million paid to NPTI to acquire four vessel owning subsidiaries, offset by the $3.9 million cash on hand of such subsidiaries as part of the closing of the NPTI Vessel Acquisition on June 14, 2017, and further offset by $15.1 million of cash on hand of NPTI at the September Closing.

(4)
Drydock, scrubbers and BWTS payments represent the cash paid in 2018 for the drydocking of our vessels, and installment payments made as part of the agreements to purchase scrubbers and ballast water treatment systems.

In July 2018, we executed an agreement to purchase 55 ballast water treatment systems from an unaffiliated third-party supplier for total consideration of $36.2 million. We paid $8.1 million as installment payments under this agreement during the year ended December 31, 2018. Additionally, an aggregate of $0.3 million was paid during the year ended December 31, 2018 as installation costs in advance of the installation of this equipment on several vessels scheduled for 2019.
From August 2018 through November 2018, we entered into agreements with two unaffiliated third-party suppliers to retrofit a total of 77 of our tankers with scrubbers. We paid $12.2 million as installment payments under this agreement during the year ended December 31, 2018. Additionally, an aggregate of $0.3 million was paid during the year ended December 31, 2018 as installation costs in advance of the installation of this equipment on several vessels scheduled for 2019.
Five of our MR vessels were drydocked in accordance with their scheduled, class required special surveys during the year ended December 31, 2018 and $4.7 million was paid as part of these drydocks during the year ended December 31, 2018. Additionally, two vessels entered drydock in December 2018, which were completed in January 2019. $0.6 million of drydock costs were paid for these vessels during the year ended December 31, 2018. The remaining drydock payments of $0.5 million relate to costs incurred on vessels that were drydocked in 2017 but paid in 2018 and payments made in advance of the expected drydocks for certain vessels in 2019.
Drydock payments during the year ended December 31, 2017 represent the cash paid for the drydocking of five MR vessels as part of their scheduled, class required special surveys.

The following table sets forth the components of our investing cash flows for the years ended December 31, 2017 and December 31, 2016:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2017	2016	favorable / (unfavorable)	Change
Cash inflows
Net proceeds from the sales of vessels (1)	$127,372	$158,175	$(30,803)	(19)%
Total investing cash inflows	127,372	158,175	(30,803)	(19)%

Cash outflows
Acquisition of vessels and payments for vessels under construction (2)	(258,311)	(126,842)	(131,469)	(104)%
Net cash paid for the merger with NPTI (3)	(23,062)	—	(23,062)	N/A
Drydock Payments (4)	(5,922)	—	(5,922)	N/A

Total investing cash outflows	(287,295)	(126,842)	(160,453)	(126)%

Net cash inflow / (outflow) from investing activities	$(159,923)	$31,333	$(191,256)	(610)%

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

Cash flow from financing activities
Cash flows from financing activities primarily consist of the issuance, repayment and costs related to our secured and unsecured debt, lease financing arrangements, the issuance and costs related to our common stock, the payment of dividends to our common shareholders, activity within our Securities Repurchase Program (defined later) and the redemption of the redeemable preferred shares that were assumed from NPTI at the September Closing. The following table sets forth the components of our financing cash flows for the years ended December 31, 2018 and December 31, 2017:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2018	2017	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities (1)	$216,358	$357,200	$(140,842)	(39)%
Proceeds from issuance of Senior Notes due 2019 (1)	—	57,500	(57,500)	(100)%
Proceeds from finance lease arrangements (1)	790,940	110,942	679,998	613%
Refund of debt issuance costs due to early debt repayment (2)	2,826	—	2,826	N/A
Gross proceeds from issuance of common stock (3)	337,000	303,500	33,500	11%
Total financing cash inflows	1,347,124	829,142	517,982	62%

Cash outflows
Repayments on our secured credit facilities (1)	(786,053)	(478,413)	(307,640)	(64)%
Repayments of 7.50% Senior Unsecured Notes due 2017 (1)	—	(51,750)	51,750	100%
Payments under finance lease arrangements (1)	(79,541)	(16,133)	(63,408)	(393)%
Redemption of redeemable preferred shares assumed from NPTI (4)	—	(39,495)	39,495	100%
Dividend payments (5)	(15,127)	(9,561)	(5,566)	(58)%
Common stock repurchases (6)	(23,240)	—	(23,240)	N/A
Debt issuance costs (7)	(23,056)	(11,758)	(11,298)	(96)%
Equity issuance costs (3)	(17,073)	(15,056)	(2,017)	(13)%
Increase in restricted cash (8)	(897)	(2,279)	1,382	61%
Total financing cash outflows	(944,987)	(624,445)	(320,542)	(51)%

Net cash inflow from financing activities	$402,137	$204,697	$197,440	96%

(1)
The following table sets forth the drawdowns and repayments on our secured credit facilities, unsecured debt and finance lease arrangements during the years ended December 31, 2018 and 2017. These facilities, and the activity noted in the table, are more fully described below in the section entitled "Item 5 - Long Term Debt Obligations and Credit Arrangements".

	2018		2017
	Drawdowns	Repayments	Drawdowns	Repayments
In thousands of U.S. dollars
2011 Credit Facility	$—	$—	$—	$(93,041)
K-Sure Credit Facility	—	(239,920)	—	(74,111)
KEXIM Credit Facility	—	(33,650)	—	(33,650)
Credit Suisse Credit Facility	—	(53,488)	58,350	(4,863)
ABN AMRO Credit Facility	—	(12,804)	—	(13,038)
ING Credit Facility	38,675	(4,343)	—	(14,447)
BNP Paribas Credit Facility	—	(42,550)	40,825	(30,475)
Scotiabank Credit Facility	—	(28,860)	—	(3,330)
NIBC Credit Facility	—	(34,712)	—	(5,105)
2018 NIBC Credit Facility	35,658	(807)	—	—
2016 Credit Facility	—	(195,979)	—	(85,205)
DVB 2016 Credit Facility	—		—	(88,375)
HSH Credit Facility	—	(15,416)	31,125	(15,709)
2017 Credit Facility	21,450	(18,499)	145,500	(3,686)
DVB 2017 Credit Facility	—	(78,440)	81,400	(2,960)
Credit Agricole Credit Facility	—	(8,568)	—	(4,284)
ABN AMRO/K-Sure Credit Facility	—	(3,851)	—	(1,926)
Citibank/K-Sure Credit Facility	—	(8,416)	—	(4,208)
ABN AMRO / SEB Credit Facility	120,575	(5,750)	—	—
Total Secured Credit Facilities	216,358	(786,053)	357,200	(478,413)
Unsecured Senior Notes due 2019	—	—	57,500	—
Unsecured Senior Notes due 2017	—	—	—	(51,750)
Total Unsecured Senior Notes	—	—	57,500	(51,750)
Ocean Yield Lease Financing	—	(10,458)	—	(3,459)
CMBFL Lease Financing	—	(4,908)	—	(2,454)
BCFL Lease Financing (LR2s)	—	(7,332)	—	(2,439)
CSSC Lease Financing	—	(17,309)	—	(6,071)
BCFL Lease Financing (MRs)	—	(10,399)	110,942	(1,710)
2018 CMBFL Lease Financing	141,600	(5,057)	—	—
$116.0 Million Lease Financing	114,840	(2,167)	—	—
AVIC Lease Financing	145,000	(5,897)	—	—
China Huarong Lease Financing	144,000	(6,750)	—	—
$157.5 Million Lease Financing	157,500	(5,414)	—	—
COSCO Lease Financing	88,000	(3,850)	—	—
Total Finance Leases	$790,940	$(79,541)	$110,942	$(16,133)

(2)
Relates to the refund of debt issuance costs of $2.8 million due to the early repayment of the K-Sure Credit Facility in 2018. This facility was repaid in 2018 as part of a series of refinancing initiatives that we completed during the year ended December 31, 2018.

(3)	We completed the three follow-on offerings of common stock during the years ended December 31, 2018 and December 31, 2017 as follows:

*
In October 2018, we issued 18.2 million common shares in an underwritten public offering at an offering price of $18.50 per share. Of the 18.2 million common shares issued, 5.4 million and 0.54 million shares were issued to Scorpio Bulkers Inc., and SSH, each a related party affiliate, respectively, at the offering price. $17.0 million of expenses related to this offering, which includes underwriters' discounts, were paid during the year ended December 31, 2018.

*
In December 2017, we issued 3.45 million common shares in an underwritten public offering at an offering price of $30.00 per share. $3.9 million of expenses related to this offering, which include underwriters' discounts, were paid during the year ended December 31, 2017.

*
In May 2017, we issued 5.0 million common shares in an underwritten public offering at an offering price of $40.00 per share. The completion of this offering was a condition to closing the Merger with NPTI. $11.2 million of expenses related to this offering, which includes underwriters' discounts, were paid during the year ended December 31, 2017.

(4)
As of the date of the closing of the Merger, NPTI had three million Series A Redeemable Preferred Shares outstanding. These shares were issued by NPTI in 2016 for gross proceeds of $30.0 million and according to the terms and conditions of this instrument, upon a change of control, NPTI was obligated to redeem all of these shares at a redemption price equal to the sum of $10.00 per share plus any accrued and unpaid dividends, multiplied by a redemption premium of 1.20. The aggregate liability was determined to be $39.5 million at the date of the September Closing and this amount was repaid on that date.

(5)
Dividend payments to shareholders were $15.1 million and $9.6 million for the years ended December 31, 2018 and 2017, respectively. These dividends represent dividends of $0.40 per share (based on the number of shares outstanding on each of the record dates) for each of the years ended December 31, 2018 and 2017.

(6)	Common stock repurchases during the year ended December 31, 2018 represent the purchase of 1,351,235 of our common shares in the open market at an average price of $17.20 per share.

(7)
Debt issuance costs relate to costs incurred for our secured credit facilities and lease financing arrangements which are described below in the section entitled "Item 5 - Long Term Debt Obligations and Credit Arrangements".

(8)
The increase in restricted cash is primarily related to a debt service reserve account that was established as part of the 2017 Credit Facility which was funded upon each of the eight drawdowns that occurred under this facility during the years ended December 31, 2017 and 2018. The funds in this account will be released upon maturity of this facility.

The following table sets forth the components of our financing cash flows for the years ended December 31, 2017 and December 31, 2016:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2017	2016	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities (1)	$357,200	$565,028	$(207,828)	(37)%
Proceeds from issuance of Senior Notes due 2019 (1)	57,500	—	57,500	N/A
Proceeds from finance lease arrangements (1)	110,942	—	110,942	N/A
Gross proceeds from the issuance of common stock (2)	303,500	—	303,500	N/A
Total financing cash inflows	829,142	565,028	264,114	47%

Cash outflows
Repayments on our secured credit facilities (1)	(478,413)	(700,059)	221,646	32%
Repayments of Senior Notes due 2017 (1)	(51,750)	—	(51,750)	N/A
Payments under finance lease arrangements (1)	(16,133)	(53,372)	37,239	N/A
Redemption of redeemable preferred shares assumed from NPTI (3)	(39,495)	—	(39,495)	N/A
Dividend payments (4)	(9,561)	(86,923)	77,362	89%
Common stock repurchases (5)	—	(16,505)	16,505	100%
Debt issuance costs (6)	(11,758)	(10,679)	(1,079)	(10)%
Repurchase of Convertible Notes (7)	—	(8,393)	8,393	100%
Equity issuance costs (2)	(15,056)	(24)	(15,032)	(62,633)%
Increase in restricted cash (8)	(2,279)	—	(2,279)	N/A
Total financing cash outflows	(624,445)	(875,955)	251,510	29%

Net cash (outflow) / inflow from financing activities	$204,697	$(310,927)	$515,624	166%

(1) Drawdowns from and repayments on our secured facilities in 2017 and 2016 consisted of:

	2017		2016
	Drawdowns	Repayments	Drawdowns	Repayments
In thousands of U.S. dollars
2011 Credit Facility	$—	$(93,041)	$—	$(7,935)
Newbuilding Credit Facility	—	—	—	(71,843)
2013 Credit Facility	—	—	—	(428,253)
K-Sure Credit Facility	—	(74,111)	—	(125,968)
KEXIM Credit Facility	—	(33,650)	—	(33,650)
Credit Suisse Credit Facility	58,350	(4,863)	—	—
ABN AMRO Credit Facility	—	(13,038)	—	(13,480)
ING Credit Facility	—	(14,447)	95,641	(6,058)
BNP Paribas Credit Facility	40,825	(30,475)	17,250	(2,300)
Scotiabank Credit Facility	—	(3,330)	33,300	(1,110)
NIBC Credit Facility	—	(5,105)	40,838	(1,021)
2016 Credit Facility	—	(85,205)	288,000	(6,816)
DVB 2016 Credit Facility	—	(88,375)	90,000	(1,625)
HSH Credit Facility	31,125	(15,709)	—	—
2017 Credit Facility	145,500	(3,686)	—	—
DVB 2017 Credit Facility	81,400	(2,960)	—	—
Credit Agricole Credit Facility*	—	(4,284)	—	—
ABN AMRO/K-Sure Credit Facility*	—	(1,926)	—	—
Citibank/K-Sure Credit Facility*	—	(4,208)	—	—
Total Secured Credit Facilities	357,200	(478,413)	565,029	(700,059)
Unsecured Senior Notes due 2019	57,500	—	—	—
Unsecured Senior Notes due 2017	—	(51,750)	—	—
Total Unsecured Senior Notes	57,500	(51,750)	—	—
Ocean Yield Lease Financing*	—	(3,459)		—
CMBFL Lease Financing*	—	(2,454)	—	—
BCFL Lease Financing (LR2s)*	—	(2,439)	—	—
CSSC Lease Financing*	—	(6,071)	—	—
BCFL Lease Financing (MRs)	110,942	(1,710)	—	—
Finance lease payments - STI Lombard	—	—	—	(53,372)
Total Finance Leases	110,942	(16,133)	—	(53,372)

* Assumed as part of the Merger with NPTI. See below, "Item 5 - Long Term Debt Obligations and Credit Arrangements" for a description of the facility or lease financing arrangement.

(2)	We completed two follow-on offerings of common stock during the year ended December 31, 2017 as follows:

•
In December 2017, we issued 3.45 million common shares in an underwritten public offering at an offering price of $30.00 per share. $3.9 million of expenses related to this offering, which include underwriters' discounts, were paid during the year ended December 31, 2017.

•
In May 2017, we issued 5.0 million common shares in an underwritten public offering at an offering price of $40.00 per share. The completion of this offering was a condition to closing the Merger with NPTI. $11.2 million of expenses related to this offering, which include underwriters' discounts, were paid during the year ended December 31, 2017.

(3)
As of the date of the closing of the Merger, NPTI had three million Series A Redeemable Preferred Shares outstanding. These shares were issued by NPTI in 2016 for gross proceeds of $30.0 million. According to the terms of this instrument, upon a change of control, NPTI was obligated to redeem all of these shares at a redemption price equal to the sum of $10.00 per share plus any accrued and unpaid dividends, multiplied by a redemption premium of 1.20. The aggregate liability was determined to be $39.5 million at the date of the September Closing and this amount was repaid on that date.

(4)
Dividend payments to shareholders were $9.6 million and $86.9 million for the years ended December 31, 2017 and 2016, respectively. These dividends represent total dividends of $0.40 per share and $5.00 per share (based on the number of shares outstanding on the record dates) for the years ended December 31, 2017 and 2016, respectively.

(5)	Common stock repurchases during the year ended December 31, 2016 included the purchase of 295,676 common shares in the open market at an average price of $55.82 per share.

(6)	Debt issuance costs relates to costs incurred for our secured credit facilities and lease financing arrangements.

(7)
During the year ended December 31, 2016, we repurchased an aggregate of $10.0 million aggregate principal amount of our Convertible Notes due 2019 at an average price of $839.28 per $1,000 principal amount.

(8)
The increase in restricted cash is primarily related to a debt service reserve account that was established as part of the 2017 Credit Facility and must be funded upon each drawdown. The funds in this account will be released upon maturity of this facility.

Long-Term Debt Obligations and Credit Arrangements
The following is a discussion of the key terms and conditions of our secured credit facilities, unsecured senior notes, finance leases and our Convertible Notes due 2019 and Convertible Notes due 2022. Our secured credit facilities may be secured by, among other things:

•	a first priority mortgage over the relevant collateralized vessels;

•	a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;

•	a pledge of earnings generated by the mortgaged vessels for the specific facility; and

•	a pledge of the equity interests of each vessel owning subsidiary under the specific facility.
Our debt and lease financing agreements may require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, maximum leverage ratios, loan to value ratios and collateral maintenance, informational requirements, including the delivery of quarterly and annual financial statements and annual projections, and restrictive covenants, including maintenance of adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act, or ERISA; maintenance of flag and class of the vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants. Furthermore, our debt and lease financing agreements contain cross-default provisions that may be triggered if we default under the terms of any one of our financing agreements.
Minimum interest coverage ratio amendment
In February and March 2018, we amended the ratio of EBITDA to net interest expense ratio financial covenant on our secured credit facilities (wherever applicable) for the quarters ended June 30, 2018, September 30, 2018 and December 31, 2018. Under this amendment, the ratio was reduced to greater than 1.50 to 1.00 from 2.50 to 1.00. These amendments were accounted for as debt modifications.
In September 2018, we entered into agreements with certain of our lenders with whom their credit facility had a minimum interest coverage ratio financial covenant in place, to permanently remove such covenant from the terms of each facility. As a result, the Company is no longer required to maintain a ratio of EBITDA to net interest expense on any of its secured credit facilities or lease financing arrangements.
As part of these agreements, and for certain of the facilities, the minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount of each facility was revised to be no less than the following:

Facility	Minimum ratio
KEXIM Credit Facility	155%
2017 Credit Facility	155%
ABN Credit Facility	145% through June 30, 2019, 150% thereafter
The following is a table summarizing our indebtedness as of December 31, 2018 and March 15, 2019. The balances set forth below reflect the amounts due under each facility or financing arrangement, and the amounts outstanding under our unsecured borrowings, and do not reflect any unamortized deferred financing fees or discounts/premiums attributable to the indebtedness assumed from NPTI as part of the initial purchase price allocation for the Merger. These facilities are summarized further below.

In thousands of U.S. dollars	Amount outstanding at December 31, 2018	Amount outstanding at March 15, 2019
KEXIM Credit Facility	$299,300	$282,475
ABN AMRO Credit Facility	100,508	98,369
ING Credit Facility	144,176	142,239
2018 NIBC Credit Facility	34,850	34,042
2017 Credit Facility	144,766	144,766
Credit Agricole Credit Facility	99,295	97,153
ABN / K-Sure Credit Facility	49,530	48,568
Citibank / K-Sure Credit Facility	103,650	101,546
ABN AMRO / SEB Credit Facility	114,825	114,825
Ocean Yield Lease Financing	160,262	157,664
CMBFL Lease Financing	61,971	60,744
BCFL Lease Financing (LR2s)	100,789	98,933
CSSC Lease Financing	246,526	242,199
BCFL Lease Financing (MRs)	98,831	96,191
2018 CMB Lease Financing	136,543	134,014
$116.0 Million Lease Financing	112,674	111,103
AVIC International Lease Financing	139,103	136,905
China Huarong Shipping Lease Financing	137,250	133,875
$157.5 Million Lease Financing	152,086	148,550
COSCO Lease Financing	84,150	84,150
Senior Notes Due 2020	53,750	53,750
Senior Notes Due 2019 (1)	57,500	57,500
Convertible Notes due 2019 (2)	145,000	145,000
Convertible Notes due 2022 (2)	203,500	203,500
Total	$2,980,835	$2,928,061

(1)
On March 18, 2019 or the Redemption Date, we redeemed the entire outstanding balance of the Senior Notes Due 2019.  The redemption price of the Senior Notes Due 2019 was equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the Redemption Date.

(2)
The balances of our Convertible Notes due 2019 and Convertible Notes due 2022 shown in the table above represent their face value. The liability components of the Convertible Notes due 2019 and Convertible Notes due 2022 have been recorded within the current portion of long-term debt and long-term debt on the consolidated balance sheet as of December 31, 2018. The equity components of the Convertible Notes due 2019 and Convertible Notes due 2022 have been recorded within Additional paid-in-capital on the consolidated balance sheet.

Secured Debt
K-Sure Credit Facility
In February 2014, we entered into a $458.3 million senior secured term loan facility which consists of a $358.3 million tranche with a group of financial institutions that is being 95% covered by Korea Trade Insurance Corporation, or the K-Sure Tranche, and a $100.0 million commercial tranche with a group of financial institutions led by DNB Bank ASA, or the Commercial Tranche. During the year ended December 31, 2018, we repaid the outstanding balance of $239.9 million, as a result of the sale and leaseback transactions of STI Hammersmith, STI Winnie, STI Lauren, STI Connaught, STI Westminster, STI Tribeca, STI Bronx, STI Manhattan, STI Oxford, STI Gramercy, STI Queens, STI Brooklyn, STI Mayfair, STI Battersea, STI Rotherhithe and STI Notting Hill (see section entitled "Lease financing arrangements" below for descriptions of these arrangements).
We wrote off an aggregate of $5.9 million of deferred financing fees as a result of the repayment of the outstanding balance during the year ended December 31, 2018.

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
Drawdowns under the KEXIM Credit Facility occurred in connection with the delivery of 18 vessels in our previously existing newbuilding program as specified in the loan agreement.
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

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount in the facility shall at all times be no less than 155%.
The amounts outstanding relating to this facility (which includes the KEXIM Notes) as of December 31, 2018 and 2017 were $299.3 million and $333.0 million respectively. We were in compliance with the financial covenants relating to this facility as of those dates.

Credit Suisse Credit Facility
In October 2015, we executed a senior secured term loan facility with Credit Suisse AG, Switzerland. The proceeds of this facility of $58.4 million were used to finance a portion of the purchase price of STI Selatar and STI Rambla. During the year ended December 31, 2018, we repaid the outstanding balance of $53.5 million as a result of the refinancing of the amounts borrowed related to these two vessels.
We wrote off an aggregate of $1.5 million of deferred financing fees as a result of this repayment.
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

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 145% of the then aggregate outstanding principal amount of the loans under the credit facility.

During the year ended December 31, 2018, we made scheduled principal payments of $8.8 million and an unscheduled prepayment of $4.0 million on this credit facility. The amounts outstanding relating to this facility as of December 31, 2018 and 2017 were $100.5 million and $113.3 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
ING Credit Facility
In June 2015, we executed a senior secured term loan facility with ING Bank N.V., London Branch for a credit facility of up to $52.0 million. In September 2015, we amended and restated the facility to increase the borrowing capacity to $87.0 million, and in March 2016, we amended and restated the facility to further increase the borrowing capacity to $132.5 million. In June 2018, we executed another agreement to further increase the borrowing capacity to $171.2 million. The 2018 upsized portion of the loan facility was fully drawn in September 2018 and was used to refinance the existing outstanding indebtedness relating to one Handymax product tanker (STI Rotherhithe) and one MR product tanker (STI Notting Hill), which were previously financed under our K-Sure Credit Facility.
Repayments on borrowings up to $132.5 million are being made in equal quarterly installments, in accordance with a 15-year repayment profile and a balloon installment payment due on the maturity dates of March 4, 2021 for STI Lombard and STI Osceola and June 24, 2022 for STI Grace, STI Jermyn, STI Black Hawk, STI Pontiac, STI Rotherhithe and STI Notting Hill. The 2018 upsized portion of the loan for STI Rotherhithe and STI Notting Hill will be repaid in equal quarterly installments of $1.0 million per quarter, in aggregate, for the first eight installments and $0.8 million per quarter, in aggregate, thereafter, with a balloon payment due upon the maturity date of June 24, 2022.
Borrowings under the ING Credit Facility bear interest at LIBOR plus a margin of 1.95% per annum for the STI Lombard, STI Osceola, STI Grace, STI Jermyn, STI Black Hawk and STI Pontiac tranches. The STI Rotherhithe and STI Notting Hill tranches bear interest at LIBOR plus a margin of 2.4% per annum.
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

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 160% of the then aggregate outstanding principal amount of the loans under the credit facility.

The amounts outstanding relating to this facility as of December 31, 2018 and 2017 were $144.2 million and $109.8 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
BNP Paribas Credit Facility
In December 2015, we executed a senior secured term loan facility with BNP Paribas SA for up to $34.5 million, and in December 2016, we amended and restated the facility to increase the borrowing capacity by a further $27.6 million to $62.1 million. This upsized portion was drawn in January and February 2017 as part of the refinancing of the amounts borrowed for STI Sapphire and STI Emerald and fully repaid in June 2017 when these vessels were sold. Furthermore, in December 2017 we amended and restated the facility to increase the borrowing capacity by a further $13.2 million as part of the refinancing of the amounts borrowed for STI Soho (which was previously financed under our K-Sure Credit Facility). During the year ended December 31, 2018, we repaid the outstanding balance of $42.6 million primarily in connection with the refinancing of the amounts borrowed for STI Memphis, STI Battery and STI Soho.
We wrote off an aggregate of $0.4 million of deferred financing fees as a result of these transactions.
Scotiabank Credit Facility
In June 2016, we executed a senior secured term loan facility with Scotiabank Europe plc. The loan facility was fully drawn in June 2016, and the proceeds of $33.3 million were used to refinance the existing indebtedness on STI Rose. In September 2018, we refinanced the outstanding amounts borrowed under this facility by repaying $28.9 million and drawing down $36.5 million from the AVIC Lease Financing agreement, which is described below. We wrote off an aggregate of $0.1 million of deferred financing fees as a result of this transaction.
NIBC Credit Facility
In June 2016, we executed a senior secured term loan facility with NIBC Bank N.V. This facility was fully drawn in July 2016 and the aggregate proceeds of $40.8 million were used to refinance the existing indebtedness on STI Ville and STI Fontvieille, which were previously financed under our 2013 Credit Facility. During the year ended December 31, 2018, we repaid the outstanding balance of $34.7 million primarily in connection with the refinancing of the amounts borrowed for STI Ville and STI Fontvieille.
We wrote off an aggregate of $0.5 million of deferred financing fees as a result of these transactions.
2018 NIBC Credit Facility
In June 2018, we executed an agreement with NIBC Bank N.V. for a $35.7 million term loan facility. This facility was fully drawn in August 2018, and the proceeds were used to refinance the existing indebtedness related to two MR product tankers (STI Memphis and STI Soho), which were previously financed under the BNP Paribas Credit Facility.
The loan facility has a final maturity of June 2021, bears interest at LIBOR plus a margin of 2.5% per annum and will be repaid in equal quarterly installments of $0.8 million, in aggregate, with a balloon payment due upon maturity.  Our 2018 NIBC Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

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

The amount outstanding relating to this facility was $34.9 million as of December 31, 2018, and we were in compliance with the financial covenants relating to this facility as of that date.

2016 Credit Facility
In August 2016, we executed a senior secured loan facility with ABN AMRO Bank N.V., Nordea Bank Finland plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB. The loan facility was fully drawn in September 2016, and the aggregate proceeds of $288.0 million were used to refinance the existing indebtedness on 16 MR product tankers, which were previously financed under the 2013 Credit Facility. This credit facility was comprised of a term loan up to $192.0 million and a revolver up to $96.0 million. During the year ended December 31, 2018, we repaid the outstanding balance of $196.0 million primarily as a result of the refinancing of the amounts borrowed for all of the vessels collateralized under this facility.
We wrote off $2.2 million in deferred financing fees as a result of these transactions.
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
$145.5 million was drawn during the year ended December 31, 2017 to partially finance the purchases of seven newbuilding MRs, and we made the following drawdown to partially finance the purchase of one newbuilding MR during the year ended December 31, 2018:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$21.5	January 2018	STI Jardins
There are no remaining amounts available under this facility. Other key terms are as follows:

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

•
Concurrent with the amendment on the ratio of EBITDA to net interest expense financial covenant in September 2018, the security cover ratio under the 2017 Credit Facility was revised such that the aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 155% of the then aggregate outstanding principal amount of the loans under the credit facility.

Additionally, we have an aggregate of $5.0 million on deposit in a debt service reserve account as of December 31, 2018 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2018.

During the year ended December 31, 2018, we made scheduled principal payments of $10.5 million and an unscheduled prepayment of $8.0 million on this credit facility. The amounts outstanding as of December 31, 2018 and 2017 were $144.8 million and $141.8 million, and we were in compliance with the financial covenants relating to this facility as of those dates.
HSH Nordbank Credit Facility
In January 2017, we executed a senior secured credit facility agreement with HSH Nordbank AG for $31.1 million, or the HSH Credit Facility. In February 2017, we refinanced the outstanding indebtedness related to STI Duchessa and STI Onyx by repaying an aggregate of $23.7 million on our 2011 Credit Facility and drawing down an aggregate of $31.1 million from this facility. In October 2017, we repaid $13.8 million relating to the amounts borrowed for STI Onyx in connection with the sale and leaseback of this vessel.
In September 2018, we repaid the remaining outstanding balance of $14.2 million in connection with the sale and leaseback of STI Duchessa. We wrote off $0.2 million in deferred financing fees as a result of this transaction.
DVB 2017 Credit Facility
In March 2017, we executed a senior secured term loan facility of up to $81.4 million with DVB Bank SE, or the DVB 2017 Credit Facility, to refinance our previous facility with DVB Bank SE. The DVB 2017 Credit Facility was used to refinance the existing indebtedness on four product tankers, STI Wembley, STI Milwaukee, STI Seneca and STI Alexis in April 2017. We repaid the entire outstanding balance of $78.4 million during the year ended December 31, 2018 primarily as a result of the refinancing of the amounts borrowed for these vessels.
We wrote off $1.2 million in deferred financing fees as a result of the repayment of this facility.
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

The amounts outstanding as of December 31, 2018 and 2017 were $99.3 million and $107.9 million (which excludes fair value adjustments made as part of the initial purchase price allocation), and we were in compliance with the financial covenants relating to this facility as of those dates.
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

Additionally, we have an aggregate of $0.5 million on deposit in a debt service reserve account as of December 31, 2018 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2018.
The amounts outstanding as of December 31, 2018 and 2017 were $49.5 million and $53.4 million (which excludes fair value adjustments made as part of the initial purchase price allocation), and we were in compliance with the financial covenants relating to this facility as of those dates.
Citibank/K-Sure Credit Facility
We assumed the outstanding indebtedness under NPTI's senior secured credit facility with Citibank N.A., London Branch, Caixabank, S.A., and K-Sure, which we refer to as the Citibank/K-Sure Credit Facility, upon the closing of the Merger with NPTI in September 2017. Four LR1s (STI Excellence, STI Executive, STI Experience, and STI Express) are collateralized under this facility. The facility consists of two separate tranches, a $25.1 million commercial tranche and a $91.2 million K-Sure tranche (which represents the amounts assumed from NPTI).
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

Additionally, we have an aggregate of $4.0 million on deposit in a debt service reserve account as of December 31, 2018 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2018.
The amounts outstanding as of December 31, 2018 and 2017 were $103.7 million and $112.0 million (which excludes fair value adjustments made as part of the initial purchase price allocation), and we were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO / SEB Credit Facility
In June 2018, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and Skandinaviska Enskilda Banken AB for up to $120.6 million.  This loan was fully drawn in June 2018 and the proceeds were used to refinance the existing indebtedness of $87.6 million under our K-Sure Credit Facility relating to five vessels consisting of one Handymax product tanker

(STI Hammersmith), one MR product tanker (STI Westminster), and three LR2 product tankers (STI Connaught, STI Winnie and STI Lauren).
The ABN/SEB Credit Facility has a final maturity of June 2023 and bears interest at LIBOR plus a margin of 2.6% per annum.  The loan will be repaid in equal quarterly installments of $2.9 million per quarter, in aggregate, for the first eight installments and $2.5 million per quarter, in aggregate, thereafter, with a balloon payment due upon maturity.
Our ABN AMRO / SEB Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.65 to 1.00.

•
Consolidated tangible net worth of no less than $1,265,728,005 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2018.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 130% from the date of the agreement and ending on the second anniversary thereof and 140% at all times thereafter.

The amount outstanding related to this facility as of December 31, 2018 was $114.8 million, and we were in compliance with the financial covenants relating to this facility as of that date.
Lease financing arrangements
The below lease financing arrangements were entered into during 2017 and 2018 or were assumed as part of the Merger with NPTI.  For each arrangement, we have evaluated whether, in substance, these transactions are leases or merely a form of financing.  As a result of this evaluation, we have concluded that each agreement is a form of financing on the basis that the terms and conditions are such that we never part with the risks and rewards incidental to ownership of each vessel for the remainder of its useful life.  This conclusion was reached, in part, as a result of the existence within each agreement of either a purchase obligation or a purchase option that will almost certainly be exercised.  Accordingly, the liability under each arrangement has been recorded at amortized cost using the effective interest method, and the corresponding vessels have been recorded at cost, less accumulated depreciation, on our consolidated balance sheet.
The obligations set forth below are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels. All of the financing arrangements contain customary events of default, including cross-default provisions.
Bank of Communications Financial Leasing MR financing, or the BCFL Lease Financing (MR)
In September 2017, we entered into finance lease agreements to sell and lease back five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) with Bank of Communications Finance Leasing Co Ltd., or BCFL, for a sale price of $27.5 million per vessel. The financing for STI Topaz, STI Ruby and STI Garnet closed in September 2017, the financing for STI Onyx closed in October 2017, and the financing for STI Amber closed in November 2017. Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, and we have three consecutive one-year options to extend each charter beyond the initial term. Furthermore, we have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel, if a purchase option is exercised, or refunded to us at the expiration of the agreement (as applicable).
Our BCFL Lease Financing (MR) includes a financial covenant that requires us to maintain the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned $5.1 million deposit shall at all times be no less than 100% of the then outstanding balance plus the aforementioned $5.1 million deposit.
The aggregate outstanding balances under this arrangement were $98.8 million and $109.2 million as of December 31, 2018 and 2017, respectively. We were in compliance with the financial covenants as of those dates.
Bank of Communications Financial Leasing LR2 financing, or the BCFL Lease Financing (LR2)
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with Bank of Communications Finance Leasing Co Ltd., or BCFL, for three LR2 tankers (STI Solace, STI Solidarity, and STI Stability) upon the September Closing. Under the arrangement, each vessel is subject to a 10-year bareboat charter, which charters expire in July 2026. Charterhire under the arrangement is determined in advance, on a quarterly basis and is calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of LIBOR plus 3.50%. Using the forward interest swap curve at December 31, 2018, future monthly principal payments are estimated to be $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. We have purchase options to re-

acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement.
Additionally, we have an aggregate of $0.8 million on deposit in a deposit account as of December 31, 2018 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2018.
The amounts due under this arrangement (which excludes fair value adjustments made as part of the initial purchase price allocation) were $100.8 million and $108.1 million as of December 31, 2018 and 2017, respectively. We were in compliance with the financial covenants as of those dates.
CSSC Shipping Lease Financing
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with CSSC (Hong Kong) Shipping Company Limited, or CSSC, for eight LR2 tankers (STI Gallantry, STI Nautilus, STI Guard, STI Guide, STI Goal, STI Gauntlet, STI Gladiator and STI Gratitude) upon the September Closing. Under the arrangement, each vessel is subject to a 10-year bareboat charter, which charters expire throughout 2026 and 2027 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed repayment amount of $0.2 million per month per vessel plus a variable component calculated at LIBOR plus 4.60%. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement.
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
The amounts due under this arrangement (which excludes fair value adjustments made as part of the initial purchase price allocation) were $246.5 million and $263.8 million as of December 31, 2018 and 2017, respectively. We were in compliance with the financial covenants as of those dates.
CMBFL Lease Financing
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with CMB Financial Leasing Co. Ltd, or CMBFL, for two LR1 tankers (STI Pride and STI Providence) upon the September Closing. Under this arrangement, each vessel is subject to a seven-year bareboat charter, which expires in July or August 2023 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed, quarterly repayment amount of $0.6 million per vessel plus a variable component calculated at LIBOR plus 3.75%. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

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
Additionally, we have an aggregate of $2.0 million on deposit in a deposit account as of December 31, 2018 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2018.
The amounts due under this arrangement (which excludes fair value adjustments made as part of the initial purchase price allocation) were $62.0 million and $66.9 million as of December 31, 2018 and 2017, respectively. We were in compliance with the financial covenants as of those dates.

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
The amounts due under this arrangement (which excludes fair value adjustments made as part of the initial purchase price allocation) were $160.3 million and $170.7 million as of December 31, 2018 and 2017, respectively. We were in compliance with the financial covenants as of those dates.
China Huarong Lease Financing
In May 2018, we reached an agreement to sell and leaseback six 2014 built MR product tankers, (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina) to China Huarong Shipping Financial Leasing Co., Ltd. The borrowing amount under the arrangement is $144.0 million in aggregate. These agreements closed in August 2018, and the proceeds were utilized to repay $92.7 million of the outstanding indebtedness under our 2016 Credit Facility.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the third year of each agreement. The leases bear interest at LIBOR plus a margin of 3.5% per annum and will be repaid in equal quarterly principal installments of $0.6 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions under this arrangement, including the financial covenant that the Company will maintain consolidated tangible net worth of no less than $650.0 million.
The amount outstanding was $137.3 million as of December 31, 2018, and we were in compliance with the financial covenant relating to this facility as of that date.
$116.0 Million Lease Financing
In August 2018, we executed an agreement to sell and leaseback two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Oxford and STI Selatar) in two separate transactions to an international financial institution. The net borrowing amount (which reflect the selling price less deposits and commissions to the lessor) under the arrangement was $114.8 million in aggregate, consisting of $23.8 million per MR and $33.7 million per LR2. The proceeds were utilized to repay $26.5 million of the outstanding indebtedness on our Credit Suisse Credit Facility and $46.6 million of the outstanding indebtedness on our K-Sure Credit Facility for these vessels.
Under the terms of these agreements, the Company will bareboat charter-in the vessels for a period of seven years at $7,935 per day for each MR and $11,040 per day for each LR2 (which includes both the principal and interest components of the lease). In addition, we have purchase options beginning at the end of the third year of each agreement, and a purchase obligation for each vessel upon the expiration of each agreement.
We are subject to certain terms and conditions, including a financial covenant that requires that the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned deposits shall at all times be no less than 111% of the then outstanding balance plus the aforementioned deposits.
The amount outstanding was $112.7 million as of December 31, 2018, and we were in compliance with the financial covenant as of that date.

2018 CMB Sale and Leaseback
In July 2018, we executed an agreement to sell and leaseback six MR product tankers (STI Battery, STI Milwaukee, STI Tribeca, STI Bronx, STI Manhattan, and STI Seneca) to CMB Financial Leasing Co., Ltd. The borrowing amount under the arrangement is $141.6 million in aggregate and the sales closed in August 2018. The proceeds were utilized to repay $33.5 million of the outstanding indebtedness on our DVB 2017 Credit Facility, $39.7 million of the outstanding indebtedness on our K-Sure Credit Facility and $14.4 million of the outstanding indebtedness on our BNPP Credit Facility for these vessels.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels at the start of the fourth year of each agreement. The lease bears interest at LIBOR plus a margin of 3.2% per annum and will be repaid in quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The amount outstanding was $136.5 million as of December 31, 2018, and we were in compliance with the financial covenants as of that date.
AVIC Lease Financing
In July 2018, we executed an agreement to sell and leaseback three MR product tankers (STI Ville, STI Fontvieille and STI Brooklyn) and two LR2 product tankers (STI Rose and STI Rambla) to AVIC International Leasing Co., Ltd. The borrowing amounts under the arrangement are $24.0 million per MR and $36.5 million per LR2 ($145.0 million in aggregate). These transactions closed in August and September 2018. The proceeds were utilized to repay $32.7 million of the outstanding indebtedness on our NIBC Credit Facility, $13.0 million of the outstanding indebtedness on our K-Sure Credit Facility, $28.3 million of the outstanding indebtedness on our Scotiabank Credit Facility and $26.1 million of the outstanding indebtedness on our Credit Suisse Credit Facility for these vessels.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement. The leases bear interest at LIBOR plus a margin of 3.7% per annum and will be repaid in quarterly principal installments of $0.5 million per MR and $0.8 million per LR2. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.70 to 1.00.

•	Consolidated tangible net worth of no less than $650.0 million.

•	The fair market value of each grouped vessel (MRs or LR2s) leased under the facility shall at all times be no less than 110% of the outstanding balance for such grouped vessels (MRs or LR2s).
The amount outstanding was $139.1 million as of December 31, 2018, and we were in compliance with the financial covenants as of that date.

COSCO Shipping Lease Financing
In September 2018, we executed an agreement to sell and leaseback two Handymax product tankers (STI Battersea and STI Wembley) and two MR product tankers (STI Texas City and STI Meraux) to Oriental Fleet International Company Limited ("COSCO Shipping"). The borrowing amounts under the arrangement are $21.2 million for the Handymax vessels and $22.8 million for the MR vessels ($88.0 million in aggregate). The proceeds were utilized to repay $14.8 million of the outstanding indebtedness on our DVB 2017 Credit Facility, $12.6 million of the outstanding indebtedness on our K-Sure Credit Facility, and $30.0 million of the outstanding indebtedness on our 2016 Credit Facility relating to these vessels.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement. The facility bears interest at LIBOR plus a margin of 3.6% per annum and will be repaid in quarterly installments of $0.5 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of total liabilities (less cash and cash equivalents) to total assets no greater than 0.65 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2018.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 110% of the outstanding balance for such vessel.
The amount outstanding was $84.2 million as of December 31, 2018, and we were in compliance with the financial covenants relating to this facility as of that date.
$157.5 Million Lease Financing
In July 2018, we agreed to sell and leaseback six MR product tankers (STI San Antonio, STI Benicia, STI St. Charles, STI Yorkville, STI Mayfair and STI Duchessa) and one LR2 product tanker (STI Alexis) to an international financial institution. The borrowing amount under the arrangement was $157.5 million in aggregate, and these sales closed in October 2018. In September 2018, we repaid the outstanding indebtedness for two vessels consisting of $14.2 million on the HSH Credit Facility and $13.6 million on the K-Sure Credit Facility, in advance of the October closing of these transactions. Upon closing, the proceeds were utilized to repay the remaining outstanding indebtedness of $59.2 million on our 2016 Credit Facility and the remaining outstanding indebtedness of $25.8 million on our DVB 2017 Credit Facility for the remaining five vessels.
Each agreement is for a fixed term of seven years, and we have options to purchase the vessels beginning at the end of the third year of each agreement. The leases bear interest at LIBOR plus a margin of 3.0% per annum and will be repaid in equal quarterly principal installments of $0.5 million per MR and $0.6 million for the LR2. Each agreement also has a purchase obligation at the end of the seventh year (which is equal to the outstanding principal balance at that date). We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The amount outstanding relating to this facility was $152.1 million as of December 31, 2018, and we were in compliance with the financial covenants relating to this facility as of that date.
Unsecured debt
Unsecured Senior Notes Due 2020
On May 12, 2014, we issued $50.0 million in aggregate principal amount of 6.75% Senior Notes due May 2020, or our "Senior Notes Due 2020," and on June 9, 2014, we issued an additional $3.75 million aggregate principal amount of Senior Notes Due 2020 when the underwriters partially exercised their option to purchase additional Senior Notes Due 2020 on the same terms and conditions. The net proceeds from the issuance of the Senior Notes Due 2020 were $51.8 million after deducting the underwriters’ discounts, commissions and offering expenses.

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
The Senior Notes Due 2020 require us to comply with certain covenants, including financial covenants, restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If we undergo a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants under our Senior Notes Due 2020 include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $650.0 million.
The outstanding balance was $53.75 million as of December 31, 2018 and December 31, 2017, and we were in compliance with the financial covenants relating to the Senior Notes Due 2020 as of those dates.
Convertible Senior Notes Due 2019
In June 2014, we issued $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the "Convertible Notes due 2019," in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act. This amount includes the full exercise of the initial purchasers’ option to purchase an additional $60.0 million in aggregate principal amount of the Convertible Notes due 2019 in connection with the offering. The net proceeds we received from the issuance of the Convertible Notes due 2019 after the exercise of the initial purchasers’ option to purchase additional Convertible Notes due 2019 were $349.0 million after deducting the initial purchasers’ discounts, commissions and offering expenses of $11.0 million. As part of the transaction, we used a portion of the net proceeds to repurchase $95.0 million of our common stock, or 1,012,760 shares, at $93.80 per share in a privately negotiated transaction.
The Convertible Notes due 2019 bear interest at a coupon rate of 2.375% per annum and are payable semi-annually in arrears on January 1 and July 1 of each year beginning on January 1, 2015. The Convertible Notes due 2019 will mature on July 1, 2019, unless earlier converted, redeemed or repurchased. At issuance, the Convertible Notes due 2019 were convertible in certain circumstances and during certain periods at an initial conversion rate of 8.2008 shares of common stock per $1,000 (which represents an initial conversion price of approximately $121.94 per share of common stock), subject to adjustment in certain circumstances as set forth in the indenture governing the Convertible Notes due 2019. Adjustments were made during years ended December 31, 2018 and 2017 to the initial conversion rate as a result of the issuance of dividends to our common stockholders. The table below details the dividends declared from the issuance of the Convertible Notes due 2019 through December 31, 2018 and their corresponding effect to the conversion rate of the Convertible Notes due 2019 (as adjusted for reverse stock split that was effective in January 2019). The conversion rates as of December 31, 2018 and March 15, 2019 were 10.0540 and 10.1110, respectively.

.

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
August 22, 2014	$1.000	8.2856
November 25, 2014	$1.200	8.4018
March 13, 2015	$1.200	8.5222
May 21, 2015	$1.250	8.6374
August 14, 2015	$1.250	8.7435
November 24, 2015	$1.250	8.8679
March 10, 2016	$1.250	9.0531
May 11, 2016	$1.250	9.2532
September 15, 2016	$1.250	9.4935
November 25, 2016	$1.250	9.77039
February 23, 2017	$0.100	9.79316
May 11, 2017	$0.100	9.8159
September 25, 2017	$0.100	9.8445
December 13, 2017	$0.100	9.8774
March 12, 2018	$0.100	9.9206
June 6, 2018	$0.100	9.9528
September 20, 2018	$0.100	10.0052
December 5, 2018	$0.100	10.0540
March 13, 2019	$0.100	10.1110
(1) Per $1,000 principal amount.
Holders could convert their notes at their option at any time prior to the close of business on the business day immediately preceding January 1, 2019 only under the following circumstances:

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

•
during the five-business day period after any five consecutive trading day period, or the Measurement Period, in which the trading price (as defined in the indenture) per $1,000 principal amount of Convertible Notes due 2019 for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

•	if the Company calls any or all of the Convertible Notes due 2019 for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or

•
upon the occurrence of specified corporate events as defined in the indenture (e.g. consolidations, mergers, a binding share exchange or the transfer or lease of all or substantially all of our assets).

We were not permitted to redeem the Convertible Notes due 2019 prior to July 6, 2017. Effective July 6, 2017, we may redeem for cash all or any portion of the notes, at our option, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 15 trading days (whether or not consecutive) during any 25 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Convertible Notes due 2019.
The Convertible Notes due 2019 require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change, holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
Upon issuance, we determined the initial carrying value of the liability component of the Convertible Notes due 2019 to be $298.7 million based on the fair value of a similar liability that does not have any associated conversion feature. We used our Senior Notes Due 2020 issued in May 2014 as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes is being amortized over the term of the Convertible Notes under the effective interest method and recorded as part of financial expenses. The residual value of $61.3 million (the conversion feature) was recorded to additional paid-in capital upon issuance.
In July 2015, we repurchased $1.5 million face value of our Convertible Notes due 2019 at an average price of $1,088.10 per $1,000 principal amount. As a result of this transaction, we reduced the liability and equity components of the Convertible Notes due 2019 by $1.3 million and $0.4 million, respectively and recorded a gain of $46,273. We also wrote off $30,880 of deferred financing fees as a result of this transaction.
In March 2016, we repurchased $5.0 million face value of our Convertible Notes due 2019 at an average price of $831.05 per $1,000 principal amount, or $4.2 million. As a result of this transaction, we reduced the liability and equity components of the Convertible Notes due 2019 by $4.4 million and $0.3 million, respectively and we recorded a gain of $0.6 million, which is recorded within financial income of the consolidated statement of income or loss. We also wrote off $0.1 million of deferred financing fees as a result of this transaction.
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
In May 2018 and July 2018, we exchanged $188.5 million and $15.0 million (out of $348.5 million outstanding), respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of our new 3.0% Convertible Senior Notes due 2022 (the “Convertible Notes due 2022”), the terms of which are described below. These exchanges were executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements.
The carrying values of the debt component of the Convertible Notes due 2019 that were part of the exchanges were $180.4 million and $14.5 million on the dates of the exchanges, respectively. These values were also determined to approximate the fair value (including the debt and equity components) on the dates of the exchanges. As these transactions were accounted for as extinguishments of debt, an aggregate loss of $17.8 million ($17.0 million in May 2018 and $0.8 million in July 2018) was recorded representing the difference between the carrying values on the dates of the exchanges and (i) the aggregate consideration exchanged of $188.5 million in May 2018 and $15.0 million in July 2018 of newly issued Convertible Notes due 2022 and (ii) all transaction costs incurred.
The carrying values of the liability component of the Convertible Notes due 2019 as of December 31, 2018 and 2017, were $142.2 million and $328.7 million, respectively. We incurred $5.3 million of coupon interest and $8.3 million of non-cash accretion of our Convertible Notes due 2019 during the year ended December 31, 2018. We incurred $8.3 million of coupon interest and $12.2 million of non-cash accretion of our Convertible Notes due 2019 during the year ended December 31, 2017.
We were in compliance with the covenants related to the Convertible Notes due 2019 as of December 31, 2018 and December 31, 2017.
Convertible Senior Notes due 2022
As discussed above, in May 2018 and July 2018, we exchanged $188.5 million and $15.0 million, respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of newly issued Convertible Notes due 2022. The Convertible Notes due 2022 issued in July 2018 have identical terms, are fungible with and are part of the series of Convertible Notes due 2022 issued in May 2018. Interest is payable semi-annually in arrears on November 15 and May 15 of each year, beginning on November 15, 2018. The Convertible Notes due 2022 will mature on May 15, 2022, unless earlier converted or repurchased in accordance with their terms.
The conversion rate of the Convertible Notes due 2022 was initially 25 common shares per $1,000 principal amount of Convertible Notes due 2022 (equivalent to an initial conversion price of approximately $40.00 per share of our common stock), and is subject to adjustment upon the occurrence of certain events as set forth in the indenture governing the Convertible Notes due 2022 (such as the payment of dividends).
The table below details the dividends issued during the year ended December 31, 2018 and up to March 15, 2019 and the corresponding effect on the conversion rate of the Convertible Notes due 2022:

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
June 6, 2018	$0.10	25.0812
September 20, 2018	$0.10	25.2132
December 5, 2018	$0.10	25.3362
March 13, 2019	$0.10	25.4799
(1) Per $1,000 principal amount of the Convertible Notes.
The Convertible Notes due 2022 are freely convertible at the option of the holder on or after January 1, 2019 and prior to the close of business on the business day immediately preceding the maturity date, and could be converted at any time prior to the close of business on the business day immediately preceding January 1, 2019 only under the following circumstances:

•
during any calendar quarter commencing after the calendar quarter ending on March 31, 2018 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 15 trading days (whether or not consecutive) during a period of 25 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•
during the five-business day period after any five consecutive trading day period, or the Measurement Period, in which the trading price (as defined in the indenture) per $1,000 principal amount of Convertible Notes due 2022 for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; or

•
upon the occurrence of specified corporate events as defined in the indenture (e.g. consolidations, mergers, a binding share exchange or the transfer or lease of all or substantially all of our assets).

Upon conversion of the Convertible Notes due 2022, holders will receive shares of our common stock. The Convertible Notes due 2022 are not redeemable by us.
The Convertible Notes due 2022 require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change (as defined in the indenture), holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Upon the May and July 2018 issuances, we determined the initial carrying values of the liability components of the Convertible Notes due 2022 to be $154.3 million and $12.2 million, respectively, based on the fair value of a similar liability that does not have any associated conversion feature. We utilized recent pricing (with adjustments made to align the tenor) on (i) our Senior Unsecured Notes due 2019, (ii) Senior Unsecured Notes due 2020 and (iii) the pricing on recently issued unsecured bonds in the shipping sector as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes due 2022 is being amortized over the term of the Convertible Notes due 2022 under the effective interest method and recorded as part of financial expenses. The residual value (the conversion feature) of $34.2 million and $2.8 million, respectively, were recorded to Additional paid-in capital upon issuance.
The carrying value of the liability component of the Convertible Notes due 2022 (consisting of both the May 2018 and July 2018 issuances) as of December 31, 2018 was $171.5 million, and we incurred $3.8 million of coupon interest and $4.9 million of non-cash accretion during the year ended December 31, 2018. We were in compliance with the covenants related to the Convertible Notes due 2022 as of December 31, 2018.
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
The Senior Notes Due 2019 require us to comply with certain covenants, including financial covenants, restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If we undergo a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants under our Senior Notes Due 2019 include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $650.0 million.
The amount outstanding as of December 31, 2018 was $57.5 million, and we were in compliance with the financial covenants relating to this facility as of that date. In February 2019, we issued a notice of redemption for the entire outstanding balance of the Senior Notes Due 2019, and on March 18, 2019, or the Redemption Date, we redeemed the notes in full at a redemption price of 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the Redemption Date.
Capital Expenditures
Vessel acquisitions and payments for vessels under construction
During the years ended December 31, 2018, 2017 and 2016, our vessel acquisitions and payments for vessels under construction consisted of vessels delivered under construction contracts with various shipyards, installment payments, capitalized interest and other costs for vessels under construction and purchases of vessels from third parties, including NPTI. We made cash payments to acquire these vessels of $26.1 million, $281.4 million and $126.8 million, respectively, during the years ended December 31, 2018, 2017 and 2016, respectively.
We did not enter into any agreements to purchase or construct vessels during the years ended December 31, 2018, 2017 and 2016 but we did have vessels delivered during those periods under contracts that were entered into prior to 2016. Additionally, during the year ended December 31, 2017, we acquired 27 vessels as part of the Merger with NPTI.

The table set forth below lists the vessels that were delivered during the years ended December 31, 2018, 2017 and 2016.

		Month	Vessel
	Name	Delivered	Type
1	STI Grace	March 2016	LR2	(1)
2	STI Jermyn	June 2016	LR2	(1)
3	STI Selatar	February 2017	LR2	(1)
4	STI Rambla	March 2017	LR2	(1)
5	STI Galata	March 2017	MR	(1)
6	STI Bosphorus	April 2017	MR	(1)
7	STI Exceed	June 2017	LR1	(2)
8	STI Excel	June 2017	LR1	(2)
9	STI Excelsior	June 2017	LR1	(2)
10	STI Expedite	June 2017	LR1	(2)
11	STI Leblon	July 2017	MR	(1)
12	STI La Boca	July 2017	MR	(1)
13	STI Excellence	September 2017	LR1	(3)
14	STI Executive	September 2017	LR1	(3)
15	STI Experience	September 2017	LR1	(3)
16	STI Express	September 2017	LR1	(3)
17	STI Precision	September 2017	LR1	(3)
18	STI Prestige	September 2017	LR1	(3)
19	STI Pride	September 2017	LR1	(3)
20	STI Providence	September 2017	LR1	(3)
21	STI Solidarity	September 2017	LR2	(3)
22	STI Sanctity	September 2017	LR2	(3)
23	STI Solace	September 2017	LR2	(3)
24	STI Stability	September 2017	LR2	(3)
25	STI Steadfast	September 2017	LR2	(3)
26	STI Supreme	September 2017	LR2	(3)
27	STI Symphony	September 2017	LR2	(3)
28	STI Gallantry	September 2017	LR2	(3)
29	STI Goal	September 2017	LR2	(3)
30	STI Nautilus	September 2017	LR2	(3)
31	STI Guard	September 2017	LR2	(3)
32	STI Guide	September 2017	LR2	(3)
33	STI Gauntlet	September 2017	LR2	(3)
34	STI Gladiator	September 2017	LR2	(3)
35	STI Gratitude	September 2017	LR2	(3)
36	STI San Telmo	September 2017	MR	(1)
37	STI Donald C Trauscht	October 2017	MR	(1)
38	STI Esles II	January 2018	MR	(1)
39	STI Jardins	January 2018	MR	(1)
(1)    This was a newbuilding vessel delivered under a construction contact entered into prior to 2016.
(2)    This vessel was acquired from NPTI as part of the NPTI Vessel Acquisition.
(3)    This vessel was acquired from NPTI upon the September Closing.

We had no orders for new or secondhand vessels as of December 31, 2018 and as of March 15, 2019.
Sales of vessels
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
Drydock
Five of our 2012 built MR product tankers, STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx, were drydocked in accordance with their scheduled, class required special survey during 2017. These vessels were offhire for an aggregate of 102 days, and the aggregate drydock cost was $6.4 million, of which $5.9 million was paid as of December 31, 2017.
Additionally, we incurred drydock costs during the year ended December 31, 2018. These primarily consisted of:

•	STI Fontvieille and STI Ville were drydocked in accordance with their scheduled, class required special survey during 2018 for an aggregate cost of $1.9 million and 46 offhire days.

•
STI Duchessa and STI Opera were drydocked in accordance with their class required special survey in December 2018 and these vessels completed these surveys in January 2019. $0.7 million of drydock costs relating to these vessels were incurred during the year ended December 31, 2018.

•	$0.9 million of drydock costs incurred for vessels that are expected to enter into drydock in 2019.
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

Ballast Water Treatment Systems and Scrubbers
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems are expected to be installed over the next five years, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey.
We expect to retrofit the substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers will enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate suppliers to retrofit a total of 77 of our tankers with such systems for total consideration of $116.1 million (which excludes installation costs). These systems are expected to be installed throughout 2019 and 2020. We also obtained options to retrofit additional tankers under these agreements.
The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and ballast water treatment systems as of December 31, 2018 (1):

As of December 31,
Amounts in thousands of US dollars	2018
Less than 1 month	$926
1-3 months	19,481
3 months to 1 year	93,188
1-5 years	18,279
5+ years	—
Total	$131,874

(1)
These amounts reflect only those firm commitments as of December 31, 2018 and exclude installation costs and potential payments under any purchase options that may be declared in the future. Furthermore, the timing of these payments are subject to change as installation times are finalized.

C. Research and Development, Patents and Licenses, Etc.
Not applicable.
D. Trend Information
See “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry.”
E. Off-Balance Sheet Arrangements
As of December 31, 2018, we were committed to make charter-hire payments to third parties for certain time and bareboat chartered-in vessels in addition to purchasing scrubbers and ballast water treatment systems. These arrangements have been accounted for as operating leases. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for further information.

F. Tabular Disclosure of Contractual Obligations
The following table sets forth our total contractual obligations at December 31, 2018:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Secured bank loans (1)	$103,771	$529,521	$457,607	$—
Principal obligations under finance leases(1)	115,409	236,813	282,180	795,783
Estimated interest payments on secured bank loans (2)	59,631	69,621	24,279	—
Estimated interest payments on finance leases(2)	83,633	146,040	125,098	114,270
Time and bareboat charter-in commitments (3)	14,241	19,298	19,272	12,628
Technical management fees (4)	14,672	—	—	—
Commercial management fees (5)	14,334	—	—	—
Ballast Water Treatment System purchase commitments (6)	23,546	4,491	—	—
Exhaust Gas Cleaning System purchase commitments (7)	90,050	13,787	—	—
Convertible notes (8)	145,000	—	203,500	—
Convertible notes - estimated interest payments (9)	7,827	12,210	3,053	—
Senior unsecured notes (10)	57,500	53,750	—	—
Senior unsecured notes - estimated interest payments (11)	6,000	1,784	—	—
Total	$735,614	$1,087,315	$1,114,989	$922,681

(1)
Represents principal payments due on our secured credit facilities and finance lease arrangements, as described above in "Item 5B. Liquidity and Capital Resources - Long-Term Debt Obligations and Credit Arrangements". These payments are based on our outstanding borrowings as of December 31, 2018.

(2)
Represents estimated interest payments on our secured credit facilities and finance lease arrangements. These payments were estimated by taking into consideration: (i) the margin on each credit facility and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of December 31, 2018.

The forward curve was calculated as follows as of December 31, 2018:

Year 1	2.72%
Year 2	2.37%
Year 3	2.18%
Year 4	2.75%	(A)
Year 5	2.96%
Year 6	2.75%	(A)
Year 7	2.84%
Year 8	2.95%	(A)
Year 9	3.06%	(A)
Year 10	3.14%
Year 11	3.10%	(A)
Year 12	3.16%	(A)

(A)	Third party published interest swap rates were unavailable. As such, we interpolated these rates using the averages of the years in which swap rates were published.

The margins on each credit facility that have amounts outstanding at December 31, 2018 are as follows:

Facility	Margin
KEXIM	3.25%
KEXIM Commercial Tranche	3.25%	(A)
KEXIM Guarantee Notes	1.70%
ABN AMRO Credit Facility	2.15%
ING Credit Facility	2.07%	(B)
2018 NIBC Credit Facility	2.50%
2017 Credit Facility	2.02%	(B)
Credit Agricole Credit Facility	2.75%
ABN AMRO/K-Sure Credit Facility	2.01%	(B)
Citibank/K-Sure Credit Facility	1.80%	(B)
ABN AMRO/SEB Credit Facility	2.60%
Ocean Yield Lease Financing	5.40%
CMBFL Lease Financing	3.75%
BCFL Lease Financing (LR2s)	3.50%
CSSC Lease Financing	4.60%
2018 CMBFL Lease Financing	3.20%
AVIC Lease Financing	3.70%
China Huarong Lease Financing	3.50%
$157.5 Million Lease Financing	3.00%
COSCO Lease Financing	3.60%

(A)
Borrowings under the KEXIM Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date.

(B)	Based on the weighted average of the margins for all tranches in the loan.
Interest was then estimated using the rates mentioned above multiplied by the amounts outstanding under our various credit facilities using the balance as of December 31, 2018 and taking into consideration the scheduled amortization of such facilities going forward until their respective maturities. Additionally, the BCFL Lease Financing (MR) and the $116.0 Million Lease Financing do not have a variable interest component. Accordingly, the interest portion of this arrangement was calculated using the implied interest rate in these agreements.

(3)	Represents amounts due under our time and bareboat charter-in agreements as of December 31, 2018

(4)
Our technical manager, SSM, charges fees for its services pursuant to a Revised Master Agreement. Pursuant to this agreement, the fixed annual technical management fee is $175,000, and certain other services are itemized.  The aggregate cost, including the costs that are itemized, are approximately $250,000 per year. Under the terms of the Revised Master Agreement, the termination fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.

(5)
We pay our commercial manager, SCM, $250 per vessel per day for LR2 vessels, $300 per vessel per day for LR1/Panamax and Aframax vessels, $325 per vessel per day for MR and Handymax vessels plus a 1.50% commission on gross revenue for vessels that are in one of the Scorpio Pools. When the vessels are not in the pools, SCM charges fees of $250 per vessel per day for the LR1/Panamax and LR2/Aframax vessels, $300 per vessel per day for the Handymax and MR vessels plus a 1.25% commission on gross revenue. In September 2018, we entered into an agreement with SCM whereby SCM's commission on our vessels will effectively be reduced to 0.85% of gross revenue per charter fixture, from September 1, 2018 and ending on June 1, 2019.

These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.

(6)
Represents obligations as of December 31, 2018 under our agreements to purchase ballast water treatment systems as described in the section above entitled "Item 5 - Capital Expenditures". These amounts exclude installation costs and are subject to change as installation times are finalized.

(7)
Represents obligations as of December 31, 2018 under our agreement to purchase exhaust gas cleaning systems ('scrubbers') as described in the section above entitled "Item 5 - Capital Expenditures". These amounts reflect only those firm commitments as of December 31, 2018 and exclude installation costs and potential payments under any purchase options that may be declared in the future. Furthermore, the timing of these payments are subject to change as installation times are finalized.

(8)	Represents the principal due at maturity on our Convertible Notes due 2019 and our Convertible Notes due 2022 as of December 31, 2018.

(9)
Represents estimated coupon interest payments on our convertible notes. The Convertible Notes due 2019 and Convertible Notes due 2022 bear interest at coupon rates of 2.375% and 3.00% per annum and mature in July 2019 and May 2022, respectively.

(10)	Represents the principal due at maturity on our Senior Notes Due 2020 and our Senior Notes Due 2019 as of December 31, 2018.

(11)
Represents estimated coupon interest payments on our Senior Notes Due 2020 and our Senior Notes Due 2019 as of December 31, 2018. These notes bear interest at coupon rates of 6.75% and 8.25%, respectively.

G. Safe Harbor
See “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers as of the date of this annual report. Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. The terms of our Class I directors expire at the 2020 annual meeting of shareholders, the terms of our Class II directors expire at the 2021 annual meeting of shareholders, and the terms of our Class III directors expire at the 2019 annual meeting of shareholders. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., 9, Boulevard Charles III, Monaco 98000.
Certain of our officers participate in business activities not associated with us. As a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to both our shareholders as well as shareholders of other companies to which they may be affiliated, including other Scorpio companies. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest would be resolved in our favor. While there are no formal requirements or guidelines for the allocation of our officers' time between our business and the business of members of Scorpio, their performance of their duties is subject to the ongoing oversight of our Board of Directors.

Name	Age	Position
Emanuele A. Lauro	40	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	58	President and Class II Director
Cameron Mackey	50	Chief Operating Officer and Class III Director
Brian Lee	52	Chief Financial Officer
Filippo Lauro	42	Vice President
Fan Yang	30	Secretary
Alexandre Albertini	42	Class III Director
Ademaro Lanzara	76	Class I Director
Marianne Økland	56	Class III Director
Jose Tarruella	47	Class II Director
Reidar Brekke	57	Class II Director
Merrick Rayner	63	Class I Director

Effective as of December 5, 2018, Ms. Anoushka Kachelo resigned as secretary of the Company and Ms. Fan Yang was appointed as secretary of the Company.

Biographical information concerning the directors and executive officers listed above is set forth below.
Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company's founder, has served as Chairman and Chief Executive Officer since the closing of our initial public offering in April 2010. Mr. Lauro also co-founded and serves as Chairman and Chief Executive Officer of Scorpio Bulkers (NYSE: SALT), which was formed in 2013 and as Chairman and Chief Executive Officer of Nordic American Offshore Ltd. (NYSE: NAO) since December 2018. He also served as Director of the Standard Club from May 2013 to January 2019. Mr. Lauro joined Scorpio in 2003 and has continued to serve there in a senior management position since 2004. Under his leadership, Scorpio has grown from an owner of three vessels in 2003 to become a leading operator and manager of more than 230 vessels in 2018. Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. Mr. Lauro has a degree in international business from the European Business School, London. Mr. Lauro is the brother of our Vice President, Mr. Filippo Lauro.
Robert Bugbee, President and Director
Robert Bugbee has served as a Director and President since the closing of our initial public offering in April 2010. He has more than 34 years of experience in the shipping industry. Mr. Bugbee also co-founded and serves as President and Director of Scorpio Bulkers since July and April 2013, respectively, and as President and Director of Nordic American Offshore Ltd. since December 2018. He joined Scorpio in March 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industry. From 1995 to 2007, Mr. Bugbee was employed at OMI Corporation, or OMI, a NYSE-listed tanker company which was sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000, and Senior Vice President from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time, he took a two year sabbatical beginning 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.
Cameron Mackey, Chief Operating Officer and Director
Cameron Mackey has served as Chief Operating Officer since the closing of our initial public offering in April 2010 and as a Director since May 2013. Mr. Mackey also serves as Chief Operating Officer of Scorpio Bulkers since July 2013 and of Nordic American Offshore Ltd. since December 2018. He joined Scorpio in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio, he was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. He has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil

Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
Brian Lee, Chief Financial Officer
Brian Lee has served as Chief Financial Officer since the closing of our initial public offering in April 2010. He joined Scorpio in April 2009, where he continues to serve in a senior management position. He has been employed in the shipping industry since 1998. Prior to joining Scorpio, he was the Controller of OMI from 2001 until the sale of the company in 2007. Mr. Lee has an M.B.A. from the University of Connecticut and has a B.S. in Business Administration from the University at Buffalo, State University of New York.
Filippo Lauro, Vice President
Mr. Filippo Lauro has served as an executive officer of the Company with the title of Vice President since May 2015. Mr. Lauro also serves as Vice President of Scorpio Bulkers since June 2016 and of Nordic American Offshore Ltd. since December 2018. He joined Scorpio in 2010 and has continued to serve there in a senior management position. Prior to joining Scorpio, Mr. Lauro was the founder of and held senior executive roles in several private companies, primarily active in real estate, golf courses and resorts development. Mr. Lauro is the brother of our Chairman and Chief Executive Officer, Mr. Emanuele Lauro.
Fan Yang, Secretary
Ms. Fan Yang joined Scorpio in February 2018 and also serves as secretary of Scorpio Bulkers Inc. She is admitted as a solicitor of the Supreme Court of England and Wales. Prior to joining Scorpio, Ms. Yang was in private practice in London at Travers Smith LLP and Freshfields Bruckhaus Deringer LLP, and led a law reform project at the Law Commission, an independent body that makes recommendations for the reform of the law of England and Wales to Parliament. She has a BA in Law from the University of Cambridge.
Ademaro Lanzara, Director
Ademaro Lanzara has served on our Board of Directors since the closing of our initial public offering in April 2010 and is our lead independent director. Mr. Lanzara has served as Chairman of Alkemia Capital Partners Sgr SpA, Padova since June 2018. Mr. Lanzara previously served as the Chairman of NEM Sgr SpA, Vicenza from November 2013 to June 2018, as the Chairman of BPV Finance (International) Plc Dublin from 2008 to May 2018, as the deputy Chairman and Chairman of the Audit Committee of Cattolica Life Inc. Dublin from 2011 to July 2017 and as Chairman of BPVI Fondi Sgr SpA, Milano from April 2012 to November 2013. From 1963 to 2006, Mr. Lanzara held a number of positions with BNL spa Rome, a leading Italian banking group, including Deputy Group CEO, acting as the Chairman of the Credit Committee and Chairman of the Finance Committee. He also served as Chairman and/or director of a number of BNL controlled banks or financial companies in Europe, the United States and South America. He formerly served as a director of each of Istituto dell’Enciclopedia Italiana fondata da Giovanni Treccani Spa, Rome, Italy, the Institute of International Finance Inc. in Washington DC, Compagnie Financiere Edmond de Rothschild Banque, in Paris, France, ABI-Italian Banking Association in Rome, Italy, FITD-Interbank deposit Protection Fund, in Rome, Italy, ICC International Chamber of Commerce Italian section, Rome, Italy and Co-Chairman Round Table of Bankers and Small and Medium Enterprises, European Commission, in Brussels, Belgium. Mr. Lanzara has an economics degree (graduated magna cum laude) from the University of Naples, a law degree from the University of Naples and completed the Program for Management Development (PMD) at Harvard Business School.
Alexandre Albertini, Director
Alexandre Albertini has served on our Board of Directors since the closing of our initial public offering in April 2010. Mr. Albertini has more than 20 years of experience in the shipping industry. He has been employed by Marfin Management SAM, a drybulk ship management company, since 1997 and has served as its CEO since October 2010. Marfin operates 12 vessels, providing services such as technical and crew management as well as insurance, legal, financial, and information technology. In 2017, Mr. Albertini founded Factor8 Shipping SARL, a drybulk commercial management company managing 15 vessels. He also serves as President of Ant. Topic srl, a vessel and crewing agent based in Trieste, Italy. Mr. Albertini serves on the board of a private company in addition to various trade associations; BIMCO, Monaco Chamber of Shipping, Intermanager and since January 2016 has been a Director of The Steamship Mutual Underwriting Association (Bermuda) Limited.

Marianne Økland, Director
Marianne Økland has served on our Board of Directors since April 2013. She is a non-executive director at IDFC Limited and Nordic American Offshore Ltd., or NAO. She also serves on the Audit Committees of IDFC Limited and NAO. Previously, she was a non-executive director at IDFC Alternatives (India), NLB (Slovenia) and Islandsbanki (Iceland), and a non-executive director and member of the Audit Committee of the National Bank of Greece. In addition, Ms. Økland served as Managing Director of Avista Partners, a London based consultancy company that provides advisory services and raises capital, from 2009 to 2018. Between 1993 and 2008, she held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring. Ms. Økland has led many transactions for large Nordic banks and insurance companies, and worked on some of the most significant mergers and acquisitions in these sectors. Between 1988 and 1993, she headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments. Ms. Økland holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.
Jose Tarruella, Director
Jose Tarruella has served on our Board of Directors since May 2013. He is the founder and Chairman of Taorfi Gestion s.l., a company specializing in advertising and public relations, since February 2018. Mr. Tarruella is also the founder and Chairman of Camino de Esles s.l., a high-end restaurant chain with franchises throughout Madrid, Spain, since 2007. Prior to forming Taorfi Gestion and Camino de Esles, Mr. Tarruella was a Director in Group Tragaluz, which owns and operates restaurants throughout Spain. Mr. Tarruella also acted as a consultant for the Spanish interests of Rank Group plc (LSE: RNK.L) a leading European gaming-based entertainment business. He has been involved in corporate relations for Esade Business School in Madrid. He earned an International MBA from Esade Business School in Barcelona and an MA from the University of Navarre in Spain.
Reidar C. Brekke, Director
Reidar C. Brekke has served on our Board of Directors since December 2016. Mr. Brekke has over 20 years’ experience in the international energy, container logistics and transportation sector. He also serves as a member of the Board of Directors of Diana Containerships Inc. (NASDAQ: DCIX), a position he has held since June 2010, and as senior partner of Brightstar Capital Partners, a middle market private equity firm. From December 2012 to August 2018, Mr. Brekke served as a board member and President of Intermodal Holdings LP, a New York based portfolio company that invests in and operates marine containers. From 2008 to 2012, Mr. Brekke served as President of Energy Capital Solution Inc., a company that provides strategic and financial advisory services to international shipping, logistics and energy related companies. From 2003 to 2008, he served as Manager of Poten Capital Services LLC, a registered broker-dealer specialized in the maritime sector. Prior to 2003, Mr. Brekke served as Chief Financial Officer, then President and Chief Operating Officer, of SynchroNet Marine, a logistics service provider to the global container transportation industry. He also held various senior positions with AMA Capital Partners LLC (formerly American Marine Advisers), a merchant banking firm focused on the maritime and energy industries. Furthermore, Mr. Brekke has been an adjunct professor at Columbia University’s School of International and Public Affairs - Center for Energy, Marine Transportation and Public Policy. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and has an MBA from the University of Nevada, Reno.
Merrick Rayner, Director
Merrick Rayner has served on our Board of Directors since September 2017. Mr. Rayner has over 40 years of experience in the tanker business. From 1974 to 2003, Mr. Rayner was a broker at H. Clarkson & Company Limited shipbrokers, with experience in both the deep-sea tanker chartering business as well as new and second hand vessel sale and purchase. From 1987 to 1989, Mr. Rayner served as Director of Clarkson Sale and Purchase Division. From 1989 until leaving H. Clarkson & Company Limited in 2003, he was a director of the company, and also served as a director of Clarkson Research Studies from 1992 until 2003. In 2003 Mr. Rayner joined E.A. Gibson’s shipbrokers as a broker, where he developed the company’s time charter group. He also served as a director of Gibson’s from 2012 until his retirement in 2016. Mr. Rayner currently resides in the United Kingdom.

B. Compensation
We paid an aggregate compensation of $25.8 million, $25.7 million and $34.4 million to our senior executive officers in 2018, 2017, and 2016, respectively. Executive management remuneration was as follows during these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2018	2017	2016
Short-term employee benefits (salaries)	$5,436	$6,614	$8,786
Share-based compensation (1)	20,316	19,113	25,575
Total	$25,752	$25,727	$34,361

(1)	Represents the amortization of restricted stock issued under our equity incentive plans. See Note 17 to our Consolidated Financial Statements included herein for further description.
Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus an additional fee of $10,000 for each committee on which a director serves plus an additional fee of $25,000 for each committee for which a director serves as Chairman, per year, plus an additional fee of $35,000 to the lead independent director, per year, plus $2,000 for each meeting, plus reimbursements for actual expenses incurred while acting in their capacity as a director. During the years ended December 31, 2018 and 2017, we paid aggregate cash compensation of $0.9 million and $0.8 million to our directors, respectively. Our officers and directors are also eligible to receive awards under our equity incentive plan which is described below under “—2013 Equity Incentive Plan.”
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
There are no material post-employment benefits for our executive officers or directors.  By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 500,000 common shares for issuance under the 2013 Equity Incentive Plan which was increased by an aggregate of 1,286,971 common shares through December 31, 2016 and subsequently revised as follows:

•
In October 2017, we reserved an additional 950,180 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In February 2018, we reserved an additional 512,244 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In June 2018, we reserved an additional 210,140 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In December 2018, we reserved an additional 1,383,248 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In February 2019, we reserved an additional 86,977 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remain unchanged.

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
In December 2017, we issued 997,380 shares of restricted stock to our employees, 60,000 shares to our independent directors and 34,900 shares to SSH employees for no cash consideration. The share price on the issuance date was $30.90 per share. The vesting schedule of the restricted stock issued to our employees is as follows:

Number of restricted shares	Vesting date
36,043	September 5, 2019
67,026	March 2, 2020
125,857	June 1, 2020
139,576	September 4, 2020
67,026	March 1, 2021
125,858	June 1, 2021
139,577	September 3, 2021
67,026	March 1, 2022
125,858	June 1, 2022
103,533	September 2, 2022
997,380
The vesting schedule of the restricted stock issued to SSH employees is (i) one-third of the shares vest on June 1, 2020, (ii) one-third of the shares vest on June 1, 2021, and (iii) one-third of the shares vest on June 1, 2022. The vesting schedule of the restricted shares issued to our independent directors is (i) one-third of the shares vested on September 5, 2018, (ii) one-third of the shares vest on September 5, 2019, and (iii) one-third shares vest on September 4, 2020.
In March 2018, we issued 500,245 shares of restricted stock to our employees and 12,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $22.15 per share. The vesting schedule of the restricted stock issued to our employees is as follows:

Number of restricted shares	Vesting date
123,518	September 4, 2020
21,750	November 4, 2020
21,479	March 1, 2021
123,518	September 3, 2021
21,750	November 5, 2021
21,480	March 1, 2022
123,519	September 2, 2022
21,751	November 4, 2022
21,480	March 1, 2023
500,245

The vesting schedule of the restricted shares issued to our independent directors is (i) one-third of the shares vested on March 1, 2019, (ii) one-third of the shares vest on March 2, 2020, and (iii) one-third of the shares vest on March 1, 2021.
In September 2018, we issued 198,141 shares of restricted stock to our employees and 12,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.75 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on June 9, 2021, (ii) one-third of the shares vest on June 9, 2022, and (iii) one-third of the shares vest on June 8, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vest on June 10, 2019, (ii) one-third of the shares vest on June 10, 2020, and (iii) one-third of the shares vest on June 9, 2021.
In December 2018, we issued 1,103,248 shares of restricted stock to our employees and 60,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.55 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on September 23, 2021, (ii) one-third of the shares vest on September 26, 2022, and (iii) one-third of the shares vest on September 25, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vest on September 25, 2019, (ii) one-third of the shares vest on September 24, 2020, and (iii) one-third of the shares vest on September 23, 2021.
Employment Agreements
We have entered into employment agreements with the majority of our executives. These employment agreements remain in effect until terminated in accordance with their terms upon not less than between 24 months' and 36 months' prior written notice, depending on the terms of the employment agreement applicable to each executive. Pursuant to the terms of their respective employment agreements, our executives are prohibited from disclosing or unlawfully using any of our material confidential information.
Upon a change in control of us, the annual bonus provided under the employment agreement becomes a fixed bonus of between 150% and 250% of the executive’s base salary, and the executive may receive an assurance bonus equal to the fixed bonus, depending on the terms of the employment agreement applicable to each executive.
Any such executive may be entitled to receive upon termination an assurance bonus equal to such fixed bonus and an immediate lump-sum payment in an amount equal to three times the sum of the executive’s then current base salary and the assurance bonus, and he will continue to receive all salary, compensation payments and benefits, including additional bonus payments, otherwise due to him, to the extent permitted by applicable law, for the remaining balance of his then-existing employment period. If an executive’s employment is terminated for cause or voluntarily by the employee, he shall not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of his termination, unless he voluntarily terminated his employment in connection with certain conditions. Those conditions include a change in control combined with a significant geographic relocation of his office, a material diminution of his duties and responsibilities, and other conditions identified in the employment agreement.
C. Board Practices
Our Board of Directors currently consists of nine directors, six of whom have been determined by our Board of Directors to be independent under the rules of the NYSE and the rules and regulations of the SEC. Our Board of Directors has an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee and a Regulatory and Compliance Committee, each of which is comprised of certain of our independent directors, who are Messrs. Alexandre Albertini, Ademaro Lanzara, Jose Tarruella, Reidar Brekke, Mrs. Marianne Økland and Mr. Merrick Rayner. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of Scorpio that our board believes may present potential conflicts of interests between us and Scorpio. The Nominating and Corporate Governance Committee is responsible for recommending to the Board of Directors nominees for director appointments and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. The Regulatory and Compliance Committee oversees our operations to minimize the environmental impact by the constant monitoring and measuring of progress of our vessels. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.
D. Employees
As of December 31, 2018 and 2017, we had 21 and 22 shore based employees, respectively. SSM and SCM were responsible for our commercial and technical management.
E. Share Ownership

The following table sets forth information regarding the share ownership of our common stock as of March 15, 2019 by our directors and executive officers, including the restricted shares issued to our executive officers and to our independent directors as well as shares purchased in the open market.

Name	No. of Shares	% Owned (5)
Emanuele A. Lauro (1)	898,141	1.75%
Robert Bugbee (2)	831,292	1.62%
Cameron Mackey (3)	734,630	1.43%
Brian M. Lee (4)	556,603	1.08%
All other executive officers and directors individually	*	*

(1)	Includes 757,885 shares of restricted stock from the 2013 Equity Incentive Plan.

(2)	Includes 757,885 shares of restricted stock from the 2013 Equity Incentive Plan.

(3)	Includes 531,616 shares of restricted stock from the 2013 Equity Incentive Plan.

(4)	Includes 374,061 shares of restricted stock from the 2013 Equity Incentive Plan.

(5)	Based on 51,396,970 common shares outstanding as of March 15, 2019.
* The remaining executive officers and directors individually each own less than 1% of our outstanding shares of common stock.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A. Major shareholders.
The following table sets forth information regarding beneficial ownership of our common stock for owners of more than five percent of our common stock, of which we are aware as of March 15, 2019.

Name	No. of Shares		% Owned (3)
Scorpio Bulkers Inc.	5,405,405	(1)	10.5%
Wellington Management Group LLP*	3,668,061	(2)	7.1%

(1) This information is derived from Schedule 13D filed with the SEC on October 22, 2018.
(2) This information is derived from Schedule 13G/A filed with the SEC on February 12, 2019.
(3) Based on 51,396,970 common shares outstanding as of March 15, 2019.
*Includes certain funds managed thereby.
As of March 15, 2019, we had 88 shareholders of record, 20 of which were located in the United States and held an aggregate of 48,939,850 shares of our common stock, representing 95.22% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 46,979,747 shares of our common stock, as of March 15, 2019.
Additionally, Scorpio currently owns 2,039,710 common shares of the Company, representing approximately 3.97% of our outstanding common shares as of March 15, 2019, which it acquired through transactions directly with the Company and in open market transactions.
B. Related Party Transactions
Management of Our Fleet
Revised Master Agreement
On September 29, 2016, we agreed to amend our master agreement, or the Master Agreement, with SCM and SSM under a deed of amendment, or the Deed of Amendment. Pursuant to the terms of the Deed of Amendment, on November 15, 2016, we entered into definitive documentation to memorialize the agreed amendments to the Master Agreement, or the Amended and Restated Master Agreement.

On February 22, 2018, we entered into definitive documentation to memorialize agreed amendments to the Amended and Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement, or the Revised Master Agreement, is effective as from January 1, 2018.
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
Commercial and Technical Management
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the aforementioned Revised Master Agreement (described above), which may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with the provisions of the Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Revised Master Agreement or on substantially similar terms.
SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Pools. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax vessels and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third-party owned vessels. For commercial management of our vessels that do not operate in any of the Scorpio Pools, we pay SCM a fee of $250 per vessel per day for each LR1/Panamax and LR2/Aframax vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture. In September 2018, we entered into an agreement with SCM whereby SCM will reimburse a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.
SSM’s services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Prior to January 1, 2018, we paid SSM $685 per vessel per day to provide technical management services for each of our vessels. This fee was based on contracted rates that were the same as those charged to other third party vessels managed by SSM at the time the management agreements were entered into.  Effective January 1, 2018, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000, and certain services previously provided as part of the fixed fee are now itemized, as noted above.
Amended Administrative Services Agreement
We have an Amended Administrative Services Agreement with SSH or our Administrator, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party of to us. We reimburse our current Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. The services provided to us by our Administrator may be sub-contracted to other entities within Scorpio.
Prior to September 29, 2016, we paid SSH a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. This fee was eliminated for all vessel purchase or sale agreements entered into after September 29, 2016. For the year ended December 31, 2018, we paid SSH an aggregate fee of $0.7 million in connection with the purchase and delivery of STI Esles II and STI Jardins. For the year ended December 31, 2017, we paid SSH an aggregate fee of $2.2 million in connection with the purchase and deliveries of STI Galata, STI Bosphorus, STI Leblon, STI La Boca, STI San Telmo and STI Donald C. Trauscht. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Services Agreement.
Further, pursuant to our Amended Administrative Services Agreement, our Administrator, on behalf of itself and other members of Scorpio, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

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
SCM is responsible for the commercial management of participating vessels in the pools, including the marketing, chartering, operating and bunker (fuel oil) purchases of the vessels. The Scorpio LR2 Pool is administered by Scorpio LR2 Pool Ltd., the Scorpio LR1 Pool is administered by Scorpio LR1 Pool Ltd, the Scorpio MR Pool is administered by Scorpio MR Pool Ltd. and the Scorpio Handymax Tanker Pool is administered by Scorpio Handymax Tanker Pool Ltd. Our founder, Chairman and Chief Executive Officer and Vice President are members of the Lolli-Ghetti family which owns a majority of the issued and outstanding stock of Scorpio LR2 Pool Ltd., Scorpio LR1 Pool Ltd., Scorpio MR Pool Ltd., and Scorpio Handymax Tanker Pool Ltd., or the Pool Entities. Taking into account the recommendations of a pool committee and a technical committee, each of which is comprised of representatives of each pool participant, the Pool Entities set the respective pool policies and issue directives to the pool participants and SCM. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days for which each vessel is available.
Our Relationship with Scorpio and its Affiliates
Scorpio is owned and controlled by the Lolli-Ghetti family, of which Messrs. Emanuele Lauro and Filippo Lauro are members. Annalisa Lolli-Ghetti is majority owner of Scorpio (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 4.55% of our common shares. We are not affiliated with any other entities in the shipping industry other than those that are members of Scorpio.
In addition, Mr. Emanuele Lauro, Mr. Robert Bugbee and other members of our senior management have an indirect minority equity interest in SSH, our Administrator, a member of Scorpio.
SCM and SSM, our commercial manager and technical manager, respectively, are also members of Scorpio. For information regarding the details regarding our relationship with SCM, SSM and SSH, please see “– Management of our Fleet.”
Our Board of Directors consists of nine individuals, six of whom are independent directors. Three of the independent directors form the board’s Audit Committee and, pursuant to the Audit Committee charter, are required to review all potential conflicts of interest between us and related parties, including Scorpio. Our three non-independent directors and all of our executive officers serve in senior management positions in certain other companies within Scorpio.
In October 2018, we raised net proceeds of approximately $319.6 million in an underwritten public offering of 18.2 million shares of common stock (including 2.0 million shares of common stock issued when the underwriters partially exercised their overallotment option to purchase additional shares) at a public offering price of $18.50 per share. Scorpio Bulkers Inc., or SALT, and Scorpio Services Holding Limited, or SSH, each a related party, purchased 5.4 million common shares and 0.5 million common shares, respectively, at the public offering price.

Transactions with Related Parties
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated statements of income and balance sheet are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2018	2017	2016
Pool revenue(1)
Scorpio MR Pool Limited	$225,181	$217,141	$248,974
Scorpio LR2 Pool Limited	188,890	136,514	156,503
Scorpio Handymax Tanker Pool Limited	82,782	78,510	73,683
Scorpio LR1 Pool Limited	46,823	13,895	—
Scorpio Panamax Tanker Pool Limited	—	1,515	5,843
Scorpio Aframax Pool Limited	—	1,170	—
Voyage expenses(2)	(1,290)	(1,786)	(1,128)
Vessel operating costs(3)	(34,272)	(27,601)	(22,526)
Administrative expenses(4)	(12,475)	(10,744)	(9,462)

(1)
These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related party affiliates. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels. In September 2018, we entered into an agreement with SCM whereby SCM will reimburse a portion of the commissions that SCM charges our vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

(2)	Related party expenditures included within voyage expenses in the consolidated statements of income or loss consist of the following:

◦
Expenses due to SCM, a related party affiliate, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1/Panamax and LR2/Aframax vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture.  These expenses are included in voyage expenses in the consolidated statements of income or loss. In September 2018, we entered into an agreement with SCM whereby SCM will reimburse a portion of the commissions that SCM charges our vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

•
Voyage expenses of $25,747 charged by a related party port agent during the year ended December 31, 2018. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions. No voyage expenses were charged by this port agent during the years ended December 31, 2017 and 2016. The fees and rates charged by this port agent are based on the prevailing market rates for such services in each respective region.

(3)	Related party expenditures included within vessel operating costs in the consolidated statements of income or loss consist of the following:

•
Technical management fees of $30.1 million, $22.9 million, and $19.5 million charged by SSM, a related party affiliate, during the years ended December 31, 2018, 2017 and 2016 respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support.

•
Insurance related expenses of $2.6 million, $4.3 million and $3.0 million incurred through a related party insurance broker during the years ended December 31, 2018, 2017 and 2016, respectively. In 2016, an Executive Officer of the Company acquired a minority interest, which in 2018 increased to a majority interest, in an insurance broker which arranges hull and machinery and war risk insurance for certain of our owned and finance leased vessels. This broker has arranged such policies for the Company since 2010 and the extent of the coverage and the manner in which the policies are priced did not change as a result of this transaction. In September 2018, the Executive Officer disposed of their interest in the insurance broker in its entirety to a third party not affiliated with the Company. The amounts recorded reflect the amortization of the policy premiums through September 2018, which are paid directly to the broker, who then remits the premiums to the underwriters.

•
Vessel operating expenses of $1.6 million and $0.4 million charged by a related party port agent during the years ended December 31, 2018 and 2017, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions. The fees and rates charged by this port agent are based on the prevailing market rates for such services in each respective region.

(4)
We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for the reasonable direct or indirect expenses that are incurred on our behalf. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within Scorpio.  The expenses incurred under this agreement were as follows, and were recorded in general and administrative expenses in the consolidated statement of income or loss:

•
The expense for the year ended December 31, 2018 of $12.5 million included (i) administrative fees of $11.1 million charged by SSH, (ii) restricted stock amortization of $1.3 million, which relates to the issuance of an aggregate of 114,400 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014, July 2015, July 2016 and December 2017, and (iii) the reimbursement of expenses of $46,535.

•
The expense for the year ended December 31, 2017 of $10.7 million included (i) administrative fees of $9.0 million charged by SSH, (ii) restricted stock amortization of $1.2 million, which relates to the issuance of an aggregate of 114,400 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014, July 2015, July 2016, and December 2017, and (iii) the reimbursement of expenses of $0.5 million.

•
The expense for the year ended December 31, 2016 of $9.5 million included (i) administrative fees of $7.3 million charged by SSH, (ii) restricted stock amortization of $1.6 million, which relates to the issuance of an aggregate of 79,500 shares of restricted stock to SSH employees for no cash consideration in May and September 2014, July 2015, and July 2016 and (iii) the reimbursement of expenses of $0.6 million. We had the following balances with related party affiliates, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2018	2017
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$66,178	$44,880
Accounts receivable and prepaid expenses (SSM) (2)	2,461	6,391
Accounts receivable and prepaid expenses (SCM) (3)	2,511	—
Accounts receivable and prepaid expenses (related party insurance broker) (4)	—	2,428
Other assets (pool working capital contributions) (5)	42,973	41,401
Liabilities:
Accounts payable and accrued expenses (SSM)	832	766
Accounts payable and accrued expenses (related party port agent)	459	95
Accounts payable and accrued expenses (SSH)	409	190
Accounts payable and accrued expenses (SCM)	389	191
Accounts payable and accrued expenses (owed to the Scorpio Pools)	66	462
Accounts payable and accrued expenses (related party insurance broker)	—	2,190

(1)
Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of December 31, 2018 and 2017 include $22.9 million and $25.7 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:

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

•
For vessels in the Scorpio LR2 Pool, Scorpio Aframax Pool and Scorpio LR1 Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from each pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts and are therefore classified as current.

(2)	Accounts receivable and prepaid expenses from SSM relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.

(3)	Accounts receivable and prepaid expenses from SCM primarily relate to the reduction of commission rebate to 0.85% of gross revenue per charter fixture as described above.
(4) Accounts receivable and prepaid expenses from the related-party insurance brokerage firm (as discussed above) relate to premiums which have been prepaid and are being amortized over the term of the respective policy. In September 2018, the Executive Officer who had an ownership interest in this firm disposed of their interest in its entirety to a third party not affiliated with the Company.

(5)	Represents the non-current portion of working capital receivables as described above.
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

•
During the year ended December 31, 2018, we paid SSH an aggregate fee of $0.7 million in connection with the purchase and delivery of STI Esles II and STI Jardins. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Administrative Services Agreement.

•
During the year ended December 31, 2017, we paid SSH an aggregate fee of $2.2 million in connection with the purchase and delivery of STI Galata, STI Bosphorus, STI Leblon, STI La Boca, STI San Telmo and STI Donald C. Trauscht. Additionally, we paid SCM an aggregate termination fee of $0.2 million that was due under the commercial management agreements and we paid SSM an aggregate termination fee of $0.2 million that was due under technical management agreements as a result of the sales of STI Emerald and STI Sapphire which have been recorded within loss on sales of vessels within the consolidated statement of income or loss. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Services Agreement.

•
During the year ended December 31, 2016, we paid SSH an aggregate fee of $1.7 million in connection with the sales of STI Lexington, STI Mythos, STI Chelsea, STI Powai, and STI Olivia and a fee of $0.6 million for the purchase and delivery of STI Lombard. Additionally, we paid SCM an aggregate termination fee of $2.7 million that was due under the commercial management agreements and we paid SSM an aggregate termination fee of $2.5 million that was due under the technical management agreements as a result of the aforementioned vessel sales. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Services Agreement. The aggregate fees paid to SCM, SSH and SSM as they relate to the aforementioned vessel sales, are recorded within loss on sales of vessels within the consolidated statement of income or loss.

In 2011, we entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. There were no costs incurred under this agreement during the years ended December 31, 2018, 2017 and 2016. We also have an agreement with SSM to supervise the eight MR product tankers that were under construction at HMD and delivered throughout 2017 and in January 2018. We paid SSM $0.7 million under this agreement during the year ended December 31, 2017. There were no costs incurred under this agreement during the years ended December 31, 2018 and 2016. Please see "Item 3. Key Information - D. Risk Factors - Risks Related to our Relationship with Scorpio and its Affiliates."
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
For the years ended December 31, 2018, 2017 and 2016, we paid aggregate dividends to our shareholders in the amount of $15.1 million, $9.6 million and $86.9 million, respectively. We have paid the following dividends per share in respect of the periods set forth below:

Date Paid	Dividends per Share
March 30, 2016	$1.250
June 24, 2016	$1.250
September 29, 2016	$1.250
December 22, 2016	$1.250
March 30, 2017	$0.100
June 14, 2017	$0.100
September 29, 2017	$0.100
December 28, 2017	$0.100
March 27, 2018	$0.100
June 28, 2018	$0.100
September 27, 2018	$0.100
December 13, 2018	$0.100
March 28, 2019*	$0.100
*Dividend is scheduled to be paid on or about March 28, 2019.
B. Significant Changes
There have been no significant changes since the date of the annual consolidated financial statements included in this report, other than as described in Note 25-Subsequent Events to our consolidated financial statements included herein.
ITEM 9. OFFER AND THE LISTING
A. Offer and Listing Details
Since our initial public offering, our shares of common stock have traded on the NYSE under the symbol “STNG”. Please see “Item 9. Offer and the Listing - C. Markets.”
B. Plan of Distribution
Not applicable.
C. Markets
Our Senior Notes Due 2020 are listed for trading on the NYSE under the symbol “SBNA”.

D. Selling Shareholders

Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Our amended and restated articles of incorporation have been filed as Exhibit 3.1 to Amendment No. 2 to our Registration Statement on Form F-1 (Registration No. 333-164940), filed with the SEC on March 18, 2010. Our amended and restated bylaws are filed as Exhibit 1.2 to our Annual Report on Form 20-F filed with the SEC on June 29, 2010. In June 2014, after receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to increase our authorized common stock to 400,000,000 from 250,000,000. This amendment to our Amended and Restated Articles of Incorporation is filed as Exhibit 3.1 to our Annual Report on Form 20-F filed with the SEC on March 31, 2015. In June 2018, after receiving shareholder approval, we amended our Amended and Restated Articles of Incorporation to increase our authorized common stock to 750,000,000 from 400,000,000. This amendment to our Amended and Restated Articles of Incorporation is filed as Exhibit 3.1 to the Form 6-K filed with the SEC on June 1, 2018.
On January 18, 2019, we effected a one-for-ten reverse stock split. Our shareholders approved the reverse stock split including a change in authorized common shares at the special meeting of shareholders held on January 15, 2019. Pursuant to this reverse stock split, the total number of authorized common shares was reduced to 150,000,000 shares and common shares outstanding were reduced from 513,975,324 shares to 51,397,470 shares (which reflects adjustments for fractional share settlements). The par value was not adjusted as a result of the reverse stock split. The Amended and Restated Articles of Incorporation to effect the reverse stock split and change in authorized common shares from 750,000,000 to 150,000,000 is included as Exhibit 3.1 to the Form 6-K filed with the SEC on January 18, 2019. The information contained in these exhibits is incorporated by reference herein.
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
Authorized capitalization
Under our amended and restated articles of incorporation, as amended, we have authorized 175,000,000 registered shares, consisting of 150,000,000 common shares, par value $0.01 per share, of which 51,396,970 shares were issued and outstanding as of March 15, 2019 and 25,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.
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
Directors are elected annually on a staggered basis, and each shall serve for a three-year term and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal, or the earlier termination of his or her term of office. Our Board of Directors, as advised by our Compensation Committee, has the authority to fix the amounts which shall be payable to the members of the Board of Directors for attendance at any meeting or for services rendered to us.
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
The limitation of liability and indemnification provisions in our amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, shareholders' investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

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

•
at or following the transaction in which the person became an interested shareholder, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock that is not owned by the interested shareholder;

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
For our 2018 taxable tax year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.
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
We believe that we currently satisfy the Publicly-Traded Test and intend to take this position on our United States federal income tax return for the 2018 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.
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
To the extent our United States source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at a rate of 21%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.
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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits are available from http://www.sec.gov.
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
Based on the floating rate debt at December 31, 2018 and 2017, a one-percentage point increase in the floating interest rate would increase interest expense by $23.1 million and $22.7 million per year, respectively. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of December 31,
In thousands of U.S. dollars	2019	2020 - 2021	2022 - 2023	Thereafter
Principal payments floating rate debt (unhedged)	$201,526	$727,542	$696,066	$684,445
Principal payments fixed rate debt	220,154	92,542	247,221	111,338
Total principal payments on outstanding debt	$421,680	$820,084	$943,287	$795,783
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. We currently do not have any vessels employed on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $43.7 million and $36.6 million for the years ended December 31, 2018 and 2017, respectively.
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
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15e ) as of December 31, 2018. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2018 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
B. Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2018 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting was effective as of December 31, 2018 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
The Company’s internal control over financial reporting, at December 31, 2018, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. Their audit report on the effectiveness of internal control over financial reporting is presented in “Item 18. Financial Statements.”
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
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
A. Audit Fees
Our principal accountant for fiscal years ended December 31, 2018 and 2017 was PricewaterhouseCoopers Audit and the audit fee for those periods was $613,259 and $652,510, respectively.
During 2018, our principal accountant, PricewaterhouseCoopers Audit, or its affiliates, provided an additional service related to the October 2018 underwritten offering of our common stock and the fee for this service was $82,000. During 2017, PricewaterhouseCoopers Audit provided additional services related to (i) the April 2017 issuance of our Senior Notes due 2019, (ii) the May 2017 underwritten offering of our common stock, (iii) the Merger with NPTI and (iv) the December 2017 underwritten offering of our common stock. The aggregate fees for these services were $395,184.
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
ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth the stock purchase activity of affiliated purchasers of the Company during 2018.

Name	Period	Total Number of Common Shares Purchased		Price Paid per Common Share
Scorpio Bulkers Inc.	October 2018	5,405,405	(1)	$18.50
Scorpio Services Holding Ltd.	October 2018	540,540	(1)	$18.50
(1) Purchased in the underwritten public offering of the Company’s common shares that closed on October 12, 2018.

In May 2015, our Board of Directors authorized a new Securities Repurchase Program, or the Securities Repurchase Program, to purchase up to an aggregate of $250 million of our common stock and bonds, the latter of which currently consists of our (i) Convertible Notes due 2019, (ii) Convertible Notes due 2022, and (iii) Senior Notes Due 2020 (NYSE: SBNA). This program replaced our stock buyback program that was previously announced in July 2014 and was terminated in conjunction with this new repurchase program.
During the year ended December 31, 2018, we repurchased an aggregate of 1,351,235 of our common shares at an average price of $17.20 per share pursuant to our Share Repurchase Program. The amounts of our common shares purchased in 2018 by month, including commissions, are set out in the table below:

Name	Period	Total Number of Common Shares Purchased	Average Price Paid per Common Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Amount that May Yet Be Purchased Under the Plans or Programs
Scorpio Tankers Inc.	November 2018	463,649	$17.81	463,649	$138,831,353
Scorpio Tankers Inc.	December 2018	887,586	$16.88	887,586	$123,847,224

From January 1, 2019 through March 15, 2019, we repurchased an aggregate of 30 of our common shares that are being held as treasury shares at an average price of $17.10 per share.
Furthermore, in March 2019, we repurchased $2.3 million face value of our Convertible Notes due 2019 at an average price of $990.00 per $1,000 principal amount, or $2.3 million.
We had $121.6 million remaining available under our Securities Repurchase Program as of March 15, 2019. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
There were 51,396,970 common shares outstanding as of March 15, 2019.
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
There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Marshall Islands law and our bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2018 and through the date of this annual report, our non-management directors met in executive session five times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The financial information required by this Item is set forth beginning on page F-1 and is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated Bylaws of the Company (3)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (9)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (14)
2.1	Form of Stock Certificate (14)
2.2	Form of Senior Debt Securities Indenture (4)
2.3	Form of Subordinated Debt Securities Indenture (4)
2.4	Base Indenture, dated May 12, 2014, by and between the Company and Deutsche Bank Trust Company (7)
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

2.8	Third Supplemental Indenture, dated March 31, 2017, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company's 8.25% Senior Notes due 2019 (11)
2.9	Indenture dated May 14, 2018, between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.00% Convertible Senior Notes due 2022 (13)
4.1	2013 Amended and Restated Equity Incentive Plan (6)
4.2	Administrative Services Agreement between the Company and Liberty Holding Company Ltd. (2)
4.2(a)	Deed of Amendment between the Company, SSH, SCM and SSM dated September 29, 2016 (10)
4.3	Master Agreement between the Company, SSM and SCM dated January 24, 2013 (5)
4.3(a)	Amended and Restated Master Agreement between the Company, SSM and SCM dated November 15, 2016 (10)
4.3(b)	Amended and Restated Master Agreement between the Company, SSM and SCM dated February 21, 2018 (12)
8.1	Subsidiaries of the Company
11.1	Code of Conduct and Ethics (12)
11.2	Whistleblower Policy (6)
11.3	Whistleblower Policy - Environmental (6)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

(1)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 1) (File No. 333-164940) on March 10, 2010, and incorporated by reference herein.

(2)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010, and incorporated by reference herein.

(3)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on June 29, 2010, and incorporated by reference herein.

(4)	Filed as an Exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-173929) on May 4, 2011, and incorporated by reference herein.

(5)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F on March 29, 2013, and incorporated by reference herein.

(6)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 31, 2014, and incorporated by reference herein.

(7)	Filed as an Exhibit to the Company’s Report on Form 6-K on May 13, 2014, and incorporated by reference herein.

(8)	Filed as an Exhibit to the Company’s Report on Form 6-K on October 31, 2014, and incorporated by reference herein.

(9)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 31, 2015, and incorporated by reference herein.

(10)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 16, 2017, and incorporated by reference herein.

(11)	Filed as an Exhibit to the Company’s Report on Form 6-K on March 31, 2017, and incorporated by reference herein.

(12)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 23, 2018, and incorporated by reference herein.

(13)	Filed as an Exhibit to the Company’s Report on Form 6-K on May 16, 2018, and incorporated by reference herein.

(14)	Filed as an Exhibit to the Company’s Report on Form 6-K on January 18, 2019, and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Dated: March 20, 2019

Scorpio Tankers Inc.
(Registrant)

/s/ Emanuele Lauro
Emanuele Lauro
Chief Executive Officer

SCORPIO TANKERS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Scorpio Tankers Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income or loss, of comprehensive income or loss, of changes in shareholders’ equity and of cash flow for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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
March 20, 2019

We have served as the Company’s auditor since 2013.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2018 and 2017

		As of
In thousands of U.S. dollars	Notes	December 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	3	$593,652	$186,462
Accounts receivable	5	69,718	65,458
Prepaid expenses and other current assets	4	15,671	17,720
Inventories		8,300	9,713
Total current assets		687,341	279,353
Non-current assets
Vessels and drydock	6	3,997,789	4,090,094
Vessels under construction	7	—	55,376
Other assets	9	75,210	50,684
Goodwill	8	11,539	11,482
Restricted cash	10	12,285	11,387
Total non-current assets		4,096,823	4,219,023
Total assets		$4,784,164	$4,498,376
Current liabilities
Current portion of long-term debt	13	297,934	113,036
Finance lease liability	13	114,429	50,146
Accounts payable	11	11,865	13,044
Accrued expenses	12	22,972	32,838
Total current liabilities		447,200	209,064
Non-current liabilities
Long-term debt	13	1,192,000	1,937,018
Finance lease liability	13	1,305,952	666,993
Total non-current liabilities		2,497,952	2,604,011
Total liabilities		2,945,152	2,813,075
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 and 40,000,000 shares authorized; 51,397,562 and 32,650,755 issued and outstanding shares as of December 31, 2018 and December 31, 2017, respectively.	16	5,776	3,766
Additional paid-in capital	16	2,648,599	2,283,591
Treasury shares	16	(467,056)	(443,816)
Accumulated deficit	16	(348,307)	(158,240)
Total shareholders’ equity		1,839,012	1,685,301
Total liabilities and shareholders’ equity		$4,784,164	$4,498,376

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Income or Loss
For the years ended December 31, 2018, 2017 and 2016

		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	Notes	2018	2017	2016
Revenue
Vessel revenue	18	$585,047	$512,732	$522,747
Operating expenses
Vessel operating costs		(280,460)	(231,227)	(187,120)
Voyage expenses		(5,146)	(7,733)	(1,578)
Charterhire	19	(59,632)	(75,750)	(78,862)
Depreciation	6	(176,723)	(141,418)	(121,461)
General and administrative expenses	20	(52,272)	(47,511)	(54,899)
Loss on sales of vessels, net	6	—	(23,345)	(2,078)
Merger transaction related costs	2	(272)	(36,114)	—
Bargain purchase gain	2	—	5,417	—
Total operating expenses		(574,505)	(557,681)	(445,998)
Operating income / (loss)		10,542	(44,949)	76,749
Other (expense) and income, net
Financial expenses	21	(186,628)	(116,240)	(104,048)
Loss on exchange of convertible notes	13	(17,838)	—	—
Realized loss on derivative financial instruments	14	—	(116)	—
Unrealized gain on derivative financial instruments	14	—	—	1,371
Financial income		4,458	1,538	1,213
Other expenses, net		(605)	1,527	(188)
Total other expense, net		(200,613)	(113,291)	(101,652)
Net loss		$(190,071)	$(158,240)	$(24,903)
Attributable to:
Equity holders of the parent		$(190,071)	$(158,240)	$(24,903)
Loss per share
Basic	23	$(5.46)	$(7.35)	$(1.55)
Diluted	23	$(5.46)	$(7.35)	$(1.55)
Basic weighted average shares outstanding	23	34,824,311	21,533,340	16,111,865
Diluted weighted average shares outstanding	23	34,824,311	21,533,340	16,111,865

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income or Loss
For the years ended December 31, 2018, 2017 and 2016

	For the year ended December 31,
In thousands of U.S. dollars	2018	2017	2016
Net loss	$(190,071)	$(158,240)	$(24,903)
Other comprehensive income	—	—	—
Total comprehensive loss	$(190,071)	$(158,240)	$(24,903)
Attributable to:
Equity holders of the parent	$(190,071)	$(158,240)	$(24,903)

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2018, 2017 and 2016

In thousands of U.S. dollars except share data	Number of shares outstanding(2)	Share capital	Additional paid-in capital	Treasury shares	(Accumulated deficit) / retained earnings	Total
Balance as of January 1, 2016	17,533,540	$2,224	$1,729,314	$(427,311)	$109,658	$1,413,885
Net loss for the period	—	—	—	—	(24,903)	(24,903)
Issuance of restricted stock, net of forfeitures	225,112	23	(23)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	30,207	—	—	30,207
Dividends paid, $5.00 per share (1)	—	—	(2,168)	—	(84,755)	(86,923)
Purchase of treasury shares	(295,676)	—	—	(16,505)	—	(16,505)
Equity issuance costs	—	—	(24)	—	—	(24)
Equity component of repurchase of the Convertible Notes (see Note 13)	—	—	(537)	—	—	(537)
Balance as of December 31, 2016	17,462,976	$2,247	$1,756,769	$(443,816)	$—	$1,315,200

Balance as of January 1, 2017	17,462,976	$2,247	$1,756,769	$(443,816)	$—	$1,315,200
Net loss for the period	—	—	—	—	(158,240)	(158,240)
Net proceeds from follow on offerings of common stock	8,450,000	845	287,599	—	—	288,444
Issuance of restricted stock, net of forfeitures	1,087,780	109	(109)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	22,385	—	—	22,385
Dividends paid, $0.40 per share (1)	—	—	(9,561)	—	—	(9,561)
Shares issued as consideration for merger with NPTI, $40.20 per share	5,499,999	550	220,550	—	—	221,100
Warrants exercised relating to merger with NPTI	150,000	15	5,958	—	—	5,973
Balance as of December 31, 2017	32,650,755	$3,766	$2,283,591	$(443,816)	$(158,240)	$1,685,301

Balance as of January 1, 2018	32,650,755	$3,766	$2,283,591	$(443,816)	$(158,240)	$1,685,301
Adoption of accounting standards (IFRS 15)	—	—	—	—	4	4
Net loss for the period	—	—	—	—	(190,071)	(190,071)
Net proceeds from follow-on offerings of common stock	18,216,216	1,822	317,810	—	—	319,632
Issuance of restricted stock, net of forfeitures	1,881,826	188	(188)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	25,547	—	—	25,547
Dividends paid, $0.40 per share (1)	—	—	(15,127)	—	—	(15,127)
Purchase of treasury shares	(1,351,235)	—	—	(23,240)	—	(23,240)
Equity component of issuance of Senior Convertible Notes due 2022 (see Note 13)	—	—	36,966	—	—	36,966
Balance as of December 31, 2018	51,397,562	$5,776	$2,648,599	$(467,056)	$(348,307)	$1,839,012
(1) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.
(2) On January 18, 2019, the Company effected a one-for-ten reverse stock split. The Company's shareholders approved the reverse stock split and change in authorized common shares at the Company's special meeting of shareholders held on January 15, 2019. Pursuant to this reverse stock split, the total number of authorized common shares was reduced to 150.0 million shares.
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Cash Flow Statements
For the years ended December 31, 2018, 2017 and 2016

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2018	2017	2016
Operating activities
Net loss		$(190,071)	$(158,240)	$(24,903)
Loss from sales of vessels	6	—	23,345	2,078
Depreciation	6	176,723	141,418	121,461
Amortization of restricted stock	16	25,547	22,385	30,207
Amortization of deferred financing fees	13	10,541	13,381	14,149
Write-off of deferred financing fees	13	13,212	2,467	14,479
Bargain purchase gain	2	—	(5,417)	—
Share based transaction costs	2	—	5,973	—
Unrealized gain on derivative financial instruments	14	—	—	(1,371)
Amortization of acquired time charter contracts		—	—	65
Accretion of Convertible Notes	13	13,225	12,211	11,562
Accretion of fair market measurement on debt assumed from merger with NPTI	13	3,779	1,478	—
Loss on exchange of Convertible Notes	13	17,838	—	—
Gain on repurchase of Convertible Notes	13	—	—	(994)
		70,794	59,001	166,733
Changes in assets and liabilities:
Decrease / (increase) in inventories		1,535	(1,319)	564
(Increase) / decrease in accounts receivable		(4,298)	(1,478)	26,688
Decrease / (Increase) in prepaid expenses and other current assets		2,227	12,219	(5,546)
(Increase) / decrease in other assets		(1,226)	(22,651)	2,045
(Decrease) / increase in accounts payable		(1,382)	3,694	(2,487)
Decrease in accrued expenses		(9,860)	(7,665)	(9,486)
		(13,004)	(17,200)	11,778
Net cash inflow from operating activities		57,790	41,801	178,511
Investing activities
Acquisition of vessels and payments for vessels under construction		(26,057)	(258,311)	(126,842)
Proceeds from disposal of vessels		—	127,372	158,175
Net cash paid for the merger with NPTI		—	(23,062)	—
Drydock, scrubber and BWTS payments (owned and bareboat-in vessels)		(26,680)	(5,922)	—
Net cash (outflow) / inflow from investing activities		(52,737)	(159,923)	31,333
Financing activities
Debt repayments		(865,594)	(546,296)	(753,431)
Issuance of debt		1,007,298	525,642	565,028
Debt issuance costs		(23,056)	(11,758)	(10,679)
Refund of debt issuance costs due to early debt repayment		2,826	—	—
Increase in restricted cash		(897)	(2,279)	—
Repayment of Convertible Notes		—	—	(8,393)

Gross proceeds from issuance of common stock	337,000	303,500	—
Equity issuance costs	(17,073)	(15,056)	(24)
Dividends paid	(15,127)	(9,561)	(86,923)
Redemption of NPTI Redeemable Preferred Shares	—	(39,495)	—
Repurchase of common stock	(23,240)	—	(16,505)
Net cash inflow / (outflow) from financing activities	402,137	204,697	(310,927)
Increase / (decrease) in cash and cash equivalents	407,190	86,575	(101,083)
Cash and cash equivalents at January 1,	186,462	99,887	200,970
Cash and cash equivalents at December 31,	$593,652	$186,462	$99,887
Supplemental information:
Interest paid (which includes $0.2 million, $4.2 million and $6.3 million of interest capitalized during the years ended December 31, 2018, 2017 and 2016, respectively)	$155,304	$92,034	$69,008

In May 2018 and July 2018, we exchanged an aggregate of $203.5 million in aggregate principal amount of our Convertible Notes due 2019 for an aggregate of $203.5 million in aggregate principal amount of our newly issued Convertible Senior Notes due 2022. These transactions are further described in Note 13.

In June and September 2017, we acquired Navig8 Product Tankers Inc ("NPTI") and its fleet of 12 LR1 and 15 LR2 product tankers for approximately 5.5 million common shares of the Company and the assumption of NPTI's debt. These transactions are described in Note 2.

These transactions represent the significant non-cash transactions incurred during the year ended December 31, 2018
The accompanying notes are an integral part of these consolidated financial statements.

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
Our fleet as of December 31, 2018 consisted of 109 owned or finance leased product tankers (14 Handymax, 45 MR, 12 LR1 and 38 LR2) and 11 time or bareboat chartered-in product tankers (seven Handymax and four MR).
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. SCM’s services include securing employment, in pools, in the spot market, and on time charters.
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
Basis of accounting
The consolidated financial statements incorporate the financial statements of Scorpio Tankers Inc. and its subsidiaries. The consolidated financial statements have been presented in United States dollars, or USD or $, which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries, and have been authorized for issue by the Board of Directors on March 15, 2019. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and on a historical cost basis, except for the revaluation of certain financial instruments.
All inter-company transactions, balances, income and expenses were eliminated on consolidation.
Reverse stock split
On January 18, 2019, the Company effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.
Going concern
The financial statements have been prepared in accordance with the going concern basis of accounting as described further in the “Liquidity risk” section of Note 24.

Significant Accounting Policies
The following is a discussion of our significant accounting policies that were in effect during the years ended December 31, 2018, 2017 and 2016.
Revenue recognition
Beginning on January 1, 2018, we changed the methodology for recognizing revenue and voyage expenses related to certain revenue streams to comply with the new accounting standards.
IFRS 15, Revenue from Contracts with Customers, was issued by the International Accounting Standards Board on May 28, 2014. IFRS 15 amends the existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. IFRS 15 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2018. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the “modified retrospective method”). We have applied the modified retrospective method upon the date of transition.
Revenue earned by our vessels is comprised of pool revenue, time charter revenue and voyage revenue.

(1)
Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:

•	the pool points attributed to each vessel (which are determined by vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics); and

•	the number of days the vessel participated in the pool in the period.

(2)
Time charter agreements are when our vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

(3)	Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate.
Of these revenue streams, revenue generated from voyage charter agreements is within the scope of IFRS 15. Revenue generated from pools and time charters is accounted for as revenue earned under operating leases. Accordingly, the implementation of IFRS 15 did not have an effect on the revenue recognized from the pools or time charters, however these arrangements will be impacted by IFRS 16, Leases, which is effective for annual periods beginning on or after January 1, 2019 and is discussed further below. The accounting for our different revenue streams is as follows:
Spot market revenue
For vessels operating in the spot market, we recognize revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the time period over which revenue is recognized has changed from the previous accounting standard. Prior to the effective date of IFRS 15, revenue from voyage charter agreements was recognized as voyage revenue on a pro-rata basis over the duration of the voyage on a discharge to discharge basis. In the application of this policy, we did not begin recognizing revenue until (i) the amount of revenue could be measured reliably, (ii) it was probable that the economic benefits associated with the transaction would flow to the entity, (iii) the transactions stage of completion at the balance sheet date could be measured reliably, and (iv) the costs incurred and the costs to complete the transaction could be measured reliably. However, under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is now recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge.
At December 31, 2017, we had two vessels operating in the spot market and the cumulative effect of the application of IFRS 15 under the modified retrospective method resulted in a $3,888 reduction in the opening balance of accumulated deficit on January 1, 2018.
The following table summarizes the impact of adopting IFRS 15 on the Company's statement of income or loss and statement of comprehensive income or loss for the year ended December 31, 2018 for each of the line items affected. There was no impact on the Company's balance sheet at December 31, 2018 as the Company did not have any vessels operating in the spot market on that date. Additionally, there was no material impact on the statement of cash flows for the year ended December 31, 2018.

In thousands of U.S. dollars	Amounts after adoption of IFRS 15	Adjustments	Amounts without adoption of IFRS 15
Revenue
Vessel revenue	$585,047	$(173)	$584,874

Operating expenses
Voyage expenses	(5,146)	177	(4,969)
Total operating expenses	(574,505)	177	(574,328)
Net loss	$(190,071)	$4	$(190,067)

Total comprehensive loss	$(190,071)	$4	$(190,067)

Pool revenue
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
Time charter revenue
Time charter revenue is recognized as services are performed based on the daily rates specified in the time charter contract.
Voyage expenses
Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. Prior to the implementation of IFRS 15 on January 1, 2018, voyage costs were expensed ratably over the estimated length of each voyage, which can be allocated between reporting periods based on the timing of the voyage. The impact of recognizing voyage expenses ratably over the length of each voyage was not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Consistent with our revenue recognition for voyage charters prior to the implementation of IFRS 15, voyage expenses were calculated on a discharge-to-discharge basis.
Beginning on January 1, 2018, we changed the methodology for recognizing revenue and voyage expenses to comply with IFRS 15. Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.
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

(Loss) / earnings per share
Basic (loss) / earnings per share is calculated by dividing net (loss) / income attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted (loss) / earnings per share is calculated by adjusting the net (loss) / income attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic (loss) / earnings per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to reduce a loss per share or increase earnings per share.
In the years ended December 31, 2018, 2017 and 2016, there were potentially dilutive items as a result of our Equity Incentive Plans (see Note 16), our convertible senior notes due 2019, or Convertible Notes due 2019, and our convertible senior notes due 2022, or Convertible Notes due 2022, (as described in Note 13). Potentially dilutive items related to our Equity Incentive Plans, Convertible Notes due 2019 and Convertible Notes due 2022 were excluded from the composition of diluted earnings per share for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 because their effect would have been anti-dilutive.
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
In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statements of income or loss. The amounts charged to the consolidated statements of income or loss during the years ended December 31, 2018, 2017 and 2016 were not material.
Segment reporting
During the years ended December 31, 2018, 2017 and 2016, we owned, finance leased or chartered-in vessels spanning four different vessel classes, Handymax, MR, LR1/Panamax and LR2/Aframax, all of which earn revenues in the seaborne transportation of refined petroleum products in the international shipping markets. Each vessel within its respective class qualifies as an operating segment under IFRS. However, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.
Segment results are evaluated based on reported net income or loss from each segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of our consolidated financial statements.
It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market.

Vessels under construction
Vessels under construction are measured at cost and include costs incurred that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These costs include installment payments made to the shipyards, directly attributable financing costs, professional fees and other costs deemed directly attributable to the construction of the asset. We had no vessels under construction as of December 31, 2018. As of December 31, 2017, we had two vessels under construction.
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
Business combinations
In May 2017, we entered into definitive agreements to acquire Navig8 Product Tankers Inc. ("NPTI"), including its fleet of 12 LR1 and 15 LR2 product tankers for approximately 5.5 million common shares of the Company and the assumption of NPTI's debt (herein referred to as "the Merger"). On June 14, 2017, we acquired part of NPTI’s business with the acquisition of four LR1 product tankers (the “NPTI Vessel Acquisition”) through the acquisition of entities holding those vessels and related debt for an acquisition price of $42.2 million in cash. On September 1, 2017, all conditions precedent were lifted and we acquired NPTI's remaining business including eight LR1 and 15 LR2 tankers (the "September Closing") when the Merger closed.
We have accounted for these transactions as business combinations using the acquisition method of accounting as set forth in IFRS 3 Business Combinations, with the Company determined as the accounting acquirer under this guidance. Accordingly, we have measured the identifiable assets acquired and the liabilities assumed at their acquisition date fair values. The consideration transferred has been measured at fair value, with the fair value of the approximately 5.5 million common shares issued in September 2017 based on the price of such shares on the date of acquisition. The difference between the fair value of the net assets acquired and the fair value of the consideration transferred has been recorded as a bargain purchase gain with respect to the acquisition of the four LR1 tankers in June 2017 and goodwill with respect to the acquisition of the remaining fleet in September 2017. Acquisition related costs have been expensed as incurred. This transaction is further described in Note 2.
Impairment of goodwill
Goodwill arising from the September Closing has been allocated to the cash generating units within each of the respective operating segments that are expected to benefit from the synergies of the Merger (LR2s and LR1s). Goodwill is not amortized and is tested annually ('or more frequently, if impairment indicators arise') by comparing the aggregate carrying amount of the cash generating units in each respective operating segment, plus the allocated goodwill, to their recoverable amounts.
Recoverable amount is the higher of the fair value less cost to sell ('determined by taking into consideration two independent broker valuations for each vessel within each segment') and value in use. In assessing value in use, the estimated future cash flows of the operating segment are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the operating segment for which the estimates of future cash flows have not been adjusted.

If the recoverable amount is determined to be less than the aggregate carrying amount of the assets in each respective operating segment, plus goodwill, then goodwill is reduced to the lower of the recoverable amount or zero. An impairment loss is recognized as an expense immediately. The carrying value of our vessels, drydock and vessels under construction is reviewed for impairment separately, as described below.
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
Financial instruments
IFRS 9, Financial instruments, sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement and is effective for annual periods beginning on or after January 1, 2018. The adoption of this standard did not have a material impact on these consolidated financial statements.
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

Financial assets are classified into the following specified categories: financial assets "at fair value through profit or loss", or FVTPL, "at fair value through other comprehensive income" or at amortized costs on the basis of the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset.
Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.
Financial assets at amortized cost
Financial assets are measured at amortized cost if both of the following conditions are met:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets at fair value through other comprehensive income
Financial assets are measured at fair value through other comprehensive income if both of the following conditions are met:

•	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets at FVTPL
Financial assets are classified as at FVTPL where the financial asset is held for trading.
A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near future; or

•	it is a part of an identified portfolio of financial instruments that we manage together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.
Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in the statement of income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in Note 24.
Accounts receivable
Amounts due from the Scorpio Pools and other receivables that have fixed or determinable payments and are not quoted in an active market are classified as accounts receivable. Accounts receivable without a significant financing component are initially measured at their transaction price and subsequently measured at amortized cost using the effective interest method, less any impairment (as discussed below). Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.
Impairment of financial assets
IFRS 9 replaces the 'incurred loss' model in IAS 39 with an 'expected credit loss' (ECL) model to determine and recognize impairments. ECLs are a probability-weighted estimate of credit losses and are measured as the present value of all cash shortfalls (i.e. the difference between cash flows due to the entity in accordance with the contract and cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset. Under IFRS 9, credit losses are recognized earlier than under IAS 39.
Under the general model to ECLs under IFRS 9, loss allowances are measured in two different ways:

•
12-month ECLs: 12-month ECLs are the expected credit losses that may result from default events on a financial instrument that are possible within the 12 months after the reporting date. 12-month ECLs are utilized when a financial asset has a low credit risk at the reporting date or has not had a significant increase in credit risk since initial recognition.

•
Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument. Lifetime ECLs are determined when an impaired financial asset has been purchased or originated or when there has been a significant increase in credit risk since initial recognition

However, IFRS 9 requires operational simplifications for trade receivables, contract assets and lease receivables because they are often held by entities that do not have sophisticated credit risk management systems (i.e. the ‘simplified model’). These simplifications eliminate the need to calculate 12- month ECLs and to assess when a significant increase in credit risk has occurred. Under the simplified approach:

•
For trade receivables or contract assets that do not contain a significant financing component, the loss allowance is required to be measured at initial recognition and throughout the life of the receivable at an amount equal to lifetime ECL.

•
For finance lease receivables, operating lease receivables, or trade receivables or contract assets that do contain a significant financing component, IFRS 9 permits an entity to choose as its accounting policy to measure the loss allowance using the general model or the simplified model (i.e. at an amount equal to lifetime expected credit losses).

We measure loss allowances for all trade and lease receivables under the simplified model using the lifetime ECL approach. When estimating ECLs, the Company considers reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.
The application of the ECL requirements under IFRS 9 did not result in the recognition of an impairment charge under the new impairment model. This determination was made on the basis that most of our vessels operate in the Scorpio Pools and the Company has never experienced a historical credit loss of amounts due from the Scorpio Pools. This determination also considers reasonable and supportable information about current conditions and forecast future economic conditions
Cash and cash equivalents
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
Restricted cash
During 2018, we placed deposits in debt service reserve accounts under the terms and conditions set forth under our 2017 Credit Facility. Additionally, as part of the acquisition of NPTI and the assumption of NPTI's indebtedness (as further described in Note 13), we are required to maintain debt service reserve accounts under certain of NPTI's secured credit facilities and sale leaseback arrangements. Funds held in these accounts will be released upon the maturity of such facilities and have accordingly been accounted for as non-current restricted cash on our consolidated balance sheet.
 Financial liabilities
Financial liabilities are classified as either financial liabilities at amortized cost or financial liabilities at FVTPL.
Financial liabilities at amortized cost
Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.
Financial liabilities at FVTPL
Financial liabilities not classified at amortized cost are classified as FVTPL.
Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognized in the Statement of Income or Loss. The net gain or loss recognized in the statement of income or loss incorporates any interest paid on the financial liability. Fair value is determined in the manner described in Note 24.
Effective interest method
The effective interest method is a method of calculating the amortized cost of a financial asset and a financial liability. It allocates interest income and interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash flows (including all fees or points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the expected life of the financial asset and financial liability, or, where appropriate, a shorter period.

Convertible debt instruments
In June 2014, we completed an offering for $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the Convertible Notes due 2019, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (as further described in Note 13). In May 2018 and July 2018, we exchanged $188.5 million and $15.0 million (out of $348.5 million outstanding), respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of the Company's new 3.0% Convertible Senior Notes due 2022 (the “Convertible Notes due 2022”), the terms of which are in Note 13. These exchanges were executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements.
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
The value of the equity component is treated as an original issue discount for purposes of accounting for the liability component of the Convertible Notes due 2019 and Convertible Notes due 2022. Accordingly, we are required to record non-cash interest expense as a result of the amortization of the discounted carrying value of the Convertible Notes to their face amount over the term of the Convertible Notes due 2019 and Convertible Notes due 2022. IAS 32 therefore requires interest to include both the current period’s amortization of the debt discount and the instrument’s coupon interest.
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
There were no derivative instruments or transactions during the year ended December 31, 2018. Our derivative financial instruments for the years ended December 31, 2017 and 2016 consisted of a profit or loss sharing arrangement with a third party on a time chartered-in vessel. See Note 14 for further description of these instruments.
Lease Financing
During the years ended December 31, 2018 and December 31, 2017, we entered into sale and leaseback transactions in which certain of our vessels were sold to a third party and then leased back to us under bareboat charter-in arrangements. In certain of these transactions, the criteria necessary to recognize a sale of these vessels were not met as the terms of these transactions were such that we never part with the risks and rewards incident to ownership of the vessel, which includes an assessment of the likelihood of the exercise of purchase options contained within the contracts. Accordingly, these transactions have been accounted for as financing arrangements, with the liability under each arrangement recorded at amortized cost using the effective interest method and the corresponding vessels recorded at cost, less accumulated depreciation, on our consolidated balance sheet. All of these arrangements are further described in Note 13.
Conversely, certain of our other sale and leaseback transactions that were entered into during the year ended December 31, 2017 met the criteria as sales and operating leasebacks as set forth under IAS 17, Leases. Accordingly, the losses on the sales of these assets were recognized when the vessels were designated as held for sale. These transactions are further described in Note 6.
Equity instruments
An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.
We had 51,397,562 and 32,650,755 registered shares authorized, issued and outstanding with a par value of $0.01 per share at December 31, 2018 and December 31, 2017, respectively. These shares provide the holders with the same rights to dividends and voting rights.

Provisions
Provisions are recognized when we have a present obligation as a result of a past event, and it is probable that we will be required to settle that obligation. Provisions are measured at our best estimate of the expenditure required to settle the obligation at the balance sheet date and are discounted to present value where the effect is material.
Dividends
A provision for dividends payable is recognized when the dividend has been declared in accordance with the terms of the shareholder agreement.
Dividends per share presented in these consolidated financial statements are calculated by dividing the aggregate dividends declared by the number of our shares at the record date of such dividend.
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
The significant judgments and estimates are as follows:
Revenue recognition
Our revenue is primarily generated from time charters, spot voyages, or pools (see Note 18 for the components of our revenue generated during the years ended December 31, 2018, 2017 and 2016). Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.
We generated revenue from spot voyages during the years ended December 31, 2018 and December 31, 2017. Within the shipping industry, prior to January 1, 2018 (as discussed below under Standards and Interpretations issued and adopted in 2018), there were two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage was the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages were calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believed that the discharge-to-discharge basis of calculating voyages more accurately estimated voyage results than the load-to-load basis. In the application of this policy, we did not begin recognizing revenue until (i) the amount of revenue could be measured reliably, (ii) it was probable that the economic benefits associated with the transaction would flow to the entity, (iii) the transactions stage of completion at the balance sheet date could be measured reliably and (iv) the costs incurred and the costs to complete the transaction could be measured reliably.
Subsequent to January 1, 2018, we recognize spot market revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is now recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. Moreover, we changed the methodology for recognizing voyage expenses to comply with IFRS 15. Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.
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
At December 31, 2018, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we compared the carrying amount of our vessels to their fair values less costs to sell (determined by taking into consideration two independent broker valuations). We then compare that estimate of market values (less an estimate of selling costs) to each vessel’s carrying value and, if the carrying value exceeds the vessel’s market value, an indicator of impairment exists. We also consider sustained weakness in the product tanker market as an impairment indicator. If we determined that impairment indicators exist, then we prepared a value in use calculation where we estimated each vessel’s future cash flows. These estimates are primarily based on a combination of the latest, published, forecast time charter rates for the next three years, a growth rate of 2.47% in freight rates in each period thereafter (which is based off of historical and forecast inflation rates) and our best estimates of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value, using a pre-tax discount rate of 8.29%.
At December 31, 2018, we owned or financed leased 109 vessels in our fleet. The results of our impairment test were as follows:

•	34 of our owned or financed leased vessels in our fleet had fair values less costs to sell greater than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
75 of our owned or finance leased vessels in our fleet had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized

Vessel lives and residual value
The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated by taking into consideration the historical four-year scrap market rate average at the balance sheet date, which we update annually.
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

Deferred drydock cost
We recognize drydock costs as a separate component of each vessel’s carrying amount and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between when drydocks are performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs.
Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2018
Standards and Interpretations issued and adopted in 2018

•	Amendment to IFRS 2 - Share based payment transactions

•	IFRIC 22 - Foreign currency transactions and advance consideration

•	IFRS 9 - Financial Instruments
The adoption of these standards did not have a material impact on these consolidated financial statements.
IFRS 15, Revenue from Contracts with Customers, was issued by the International Accounting Standards Board on May 28, 2014. IFRS 15 amends the existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. IFRS 15 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2018. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the “modified retrospective method”). We have applied the modified retrospective method upon the date of transition.
Our revenue is primarily generated from time charters, participation in pooling arrangements, and in the spot market. Of these revenue streams, revenue generated in the spot market is within the scope of IFRS 15. Revenue generated from time charters and from pooling arrangements are outside the scope of IFRS 15 as they are considered leases.
The impact of the application of this new accounting standard is discussed above under the heading Significant Accounting Policies.
At December 31, 2017, we had two vessels operating in the spot market and the cumulative effect of the application of this standard under the modified retrospective method resulted in a $3,888 reduction in the opening balance of accumulated deficit on January 1, 2018.
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
Moreover, under IFRS 16, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. These components will be accounted for as follows:
•All fixed lease revenue earned under these time charter-out arrangements will be recognized on a straight-line basis over the term of the lease.
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
IFRS 16 also amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Accordingly, the standard will result in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to our existing bareboat chartered-in vessel commitments that are currently reported as operating leases. This standard will not impact the accounting for our existing time chartered-in vessels which are scheduled to expire in the first quarter of 2019, however it will result in the recognition of right of use assets and corresponding liabilities for our three bareboat chartered-in vessels, which are scheduled to expire in April 2025.
Upon transition, a lessee shall apply IFRS 16 to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application (the ‘modified retrospective approach’). We will apply the modified retrospective approach upon transition. The impact of the application of this standard on our opening balance sheet as of January 1, 2019 will be the recognition of a $48.7 million right of use asset, a $50.9 million operating lease liability and a $2.2 million reduction in retained earnings.
Additionally, at the date of authorization of these consolidated financial statements, the following Standards which have not been applied in these consolidated financial statements were issued but not yet effective. We do not expect that the adoption of these standards in future periods will have a material impact on our financial statements.

•	Annual Improvements for IFRS Standards 2015 - 2017 Cycle, which are summarized as follows:
IFRS 3 Business Combinations and IFRS 11 Joint Arrangements - The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business. The amendments to IFRS 11 clarify that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.
IAS 23 Borrowing Costs - The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

•
Amendment to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. Clarifies the recognition of gains and losses arising on the sale or contribution of assets that constitute a business and assets that do not constitute a business. The effective date is pending.

•
IAS 19, Employee Benefits - Plan Amendment, Curtailment or Settlement (Amendments to IAS 19): The amendments require an entity to use the updated assumptions from a remeasurement net defined benefit liability or asset resulting from a plan amendment, curtailment or settlement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan.

•	IFRIC 23 Uncertainty over Income Tax Treatments - The interpretation specifies how an entity should reflect the effects of uncertainties in accounting for income taxes.

2.	Merger with Navig8 Product Tankers Inc
Background
In May 2017, we entered into definitive agreements to acquire NPTI, including its fleet of 12 LR1 and 15 LR2 product tankers for approximately 5.5 million common shares of the Company and the assumption of NPTI's debt. The rationale for the Merger was that both companies operate complementary fleets of modern, fuel efficient product tankers, and the combination of both companies provided an opportunity to materially increase our size and scale so that we are better positioned to benefit from a cyclical recovery, without ordering new vessels and adding to the total supply of the product tankers globally.
On June 14, 2017, we acquired part of NPTI’s business with the acquisition of four LR1 product tankers through the acquisition of entities holding those vessels (which we refer to as "NPTI Vessel Acquisition") and related debt for an acquisition price of $42.2 million in cash. On September 1, 2017, all conditions precedent were lifted and we acquired NPTI's remaining business including eight LR1 and 15 LR2 tankers when the Merger closed (which we refer to as the "September Closing"). We assumed NPTI's aggregate outstanding indebtedness of $907.4 million upon the closing of these transactions.
The key events, consideration and corresponding timeline of the Merger were as follows:

•
On May 30, 2017, we issued 5 million shares of common stock in an underwritten public offering at an offering price of $40.00 per share for net proceeds of approximately $188.7 million, after deducting underwriters' discounts and offering expenses. The completion of this offering was a condition to closing the Merger.

•
On June 14, 2017, we acquired part of NPTI’s business with the acquisition of four LR1 product tankers through the acquisition of entities holding those vessels and related debt for an acquisition price of $42.2 million in cash.

•
On September 1, 2017, at the September Closing, all conditions precedent were lifted and we acquired NPTI's remaining business including eight LR1 and 15 LR2 tankers. Pursuant to the Merger Agreement, one share in NPTI gave the right to receive 0.1176 of our shares, and we issued a total of 5,499,999 common shares to NPTI's shareholders as Merger consideration. Insignificant transaction costs were incurred as part of this issuance.

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
Our original intentions were to acquire NPTI and its entire fleet of 27 vessels. We agreed to acquire the vessels that were part of the NPTI Vessel Acquisition prior to the closing of the Merger in order to provide NPTI with additional liquidity through the closing date of the Merger. The NPTI Vessel Acquisition was negotiated on non-recourse terms that did not allow for this transaction to be rescinded or repriced in the event that the Merger did not close (if, for example, either party exercised their termination rights, as defined in the Merger Agreement, prior to the September Closing). In addition, we gained control of the four entities on June 14, 2017 and were not restricted in the use of these underlying vessels. Accordingly, we have assessed that this first transaction was a separate transaction from an accounting perspective.
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
Technical management - In addition, the technical management contracts were also maintained subsequent to closing. The processes underlying these contracts included crewing, which includes but is not limited to ensuring that the vessel is appropriately staffed with qualified personnel, payment of crew wages and arrangement of crew travel, repairs and maintenance of the vessel, procurement of supplies and spare parts, safety, quality and environmental compliance services, insurance, and meeting third party quality assurance compliance (including oil major vetting).
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
The following represents the purchase price allocation for both the NPTI Vessel Acquisition and the September Closing. The consideration transferred for the September Closing has been measured at fair value, with the fair value of the common shares issued in September 2017 based on the average of the high and low price of such shares on the date of acquisition.

In thousands of U.S. Dollars	NPTI Vessel Acquisition	September Closing - Preliminary Purchase Price Allocation - December 31, 2017	Measurement Period Adjustments	September Closing - Final Purchase Price Allocation - December 31, 2018
Cash and cash equivalents	$6,180	$15,149	$—	$15,149
Restricted cash	—	13,641	—	13,641
Accounts receivables	3,330	16,323	132	16,455	(1)
Prepaid expenses and other assets	2,932	19,940	—	19,940
Inventories	299	1,415	—	1,415
Restricted cash - non-current	4,000	6,380	—	6,380
Vessels, net	158,500	972,750	—	972,750
Accounts payable and accrued expenses	(13,720)	(2,966)	(189)	(3,155)	(2)
Debt (current and non-current)	(113,856)	(793,519)	—	(793,519)
Redeemable Preferred Shares	—	(39,495)	—	(39,495)
Net assets acquired and liabilities assumed	47,665	209,618	(57)	209,561
Total purchase price consideration	42,248	221,100	—	221,100
Provisional (bargain purchase) / goodwill	$(5,417)	$11,482	$57	$11,539
The bargain purchase relating to the NPTI Vessel Acquisition arose primarily as a result of increases in the market prices of secondhand LR1 vessels between the date that the negotiations took place and the closing date of the NPTI Vessel Acquisition, in addition to our bargaining power during the negotiations given NPTI's immediate need for additional liquidity.
The goodwill arising from the September Closing is attributable to benefits that we expect to realize as a result of the increased size and scale of the combined company and the anticipated benefits that we expect to achieve given this enhanced market position. This purchase price allocation was finalized in September 2018 and the measurement period adjustments are described below:

(1)
The September Closing measurement period adjustments to accounts receivable relates to changes in estimates of revenue earned for vessels operating in the Navig8 Pools (which are owned and operated by the Navig8 Group) during the periods prior to the closing of the Merger. A vessel's share of pool revenues in a particular period can change in subsequent periods as initial voyage results are finalized for items that have initially been estimated (such as demurrage claims).

(2) The September Closing measurement period adjustments to accounts payable and accrued expenses relate to new information obtained regarding certain expense items that relate to the period prior to the closing of the Merger but were not reflected in the initial purchase price allocation.
There were no contingent liabilities assumed as part of the Merger.
Accounts receivables
Accounts receivables primarily represent hire receivables due from the Navig8 Pools, which are owned and operated by the Navig8 Group. The carrying value of accounts receivables acquired has been assessed as their fair value as, at the acquisition date, there was no indication that these amounts will not be collectible.
Vessels, Net
Vessels have been valued at fair value after taking into consideration the average of two leading, independent and internationally recognized ship brokers. The brokers assess fair value based on each vessel's age, the shipyard where it was built, its deadweight capacity, and other factors that may influence the selling price between a willing buyer and seller. We consider these valuations to be Level 2 fair value measurements.
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
Unaudited Pro Forma Results
If the Merger had occurred on January 1, 2017, unaudited consolidated pro-forma revenue and net loss for the year ended December 31, 2017 would have been $594.5 million and $193.4 million, respectively. These amounts have been calculated using NPTI's results for the year ended December 31, 2017 and adjusted for the following:
Revenue — NPTI was party to a Pool Management Revenue Share Rights agreement with each of the pools that its vessels operated in. This agreement enabled NPTI to receive a 30% share of the net revenues derived from the commercial management of the pools in exchange for 33,696 shares of NPTI common stock. This agreement was cancelled on the date of execution of the Merger Agreement of May 23, 2017 and the shares were returned to NPTI and cancelled. Accordingly, amounts earned under this agreement of $0.1 million during the year ended December 31, 2017 were eliminated on a pro forma basis.
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

Transaction Costs
We incurred $36.1 million of transactions costs relating to the Merger, which were expensed during the year ended December 31, 2017 and $0.3 million of transaction costs during the year ended December 31, 2018. These costs include $16.1 million of advisory and other professional fees, $17.7 million of costs related to the early termination of NPTI’s existing service agreements and $2.6 million of other costs, which include fees incurred for a back-stop credit facility that was put in place in the event that certain of NPTI's lenders did not consent to the Merger. This facility was cancelled upon the receipt of such consents.
We settled $6.0 million of the fees incurred to terminate NPTI's existing service agreements through the issuance of warrants to the NPTI pool manager, exercisable into 150,000 of our common shares at an exercise price of $0.10 per share, upon the delivery of the vessels acquired from NPTI to the Scorpio Pools. These fees relate to the termination of the applicable pooling arrangements with NPTI, and we issued two warrants to the Navig8 pool manager as consideration for the termination.  The first warrant was issued in June 2017 as part of the NPTI Vessel Acquisition, and was exercisable on a pro-rata basis for an aggregate of 22,222 of our common shares. The second warrant was issued on similar terms to the first warrant on September 1, 2017 and was exercisable on a pro-rata basis for an aggregate of 127,778 of our common shares at an exercise price of $0.10 per share upon the delivery of each of the 23 remaining vessels to the Scorpio Pools.  These warrants were accounted for on the date of issuance and valued based on the average of the high and low price of our common shares on such dates. All of the warrants had been exercised as of December 31, 2017.
For impairment testing of goodwill, refer to Note 8.

3.	Cash and cash equivalents
The following table depicts the components of our cash as of December 31, 2018 and 2017:

	At December 31,
In thousands of U.S. dollars	2018	2017
Cash at banks	$592,498	$185,377
Cash on vessels	1,154	1,085
	$593,652	$186,462

4.	Prepaid expenses and other assets
The following is a table summarizing our prepaid expenses and other current assets as of December 31, 2018 and 2017:

	At December 31,
In thousands of U.S. dollars	2018	2017
SSM - prepaid vessel operating expenses	2,461	6,391
Prepaid insurance - related party	—	2,428
Prepaid expenses from related parties	2,461	8,819

Prepaid interest	6,870	1,153
Prepaid insurance	4,449	1,001
Third party - prepaid vessel operating expenses	712	1,255
Other prepaid expenses	1,179	5,492
	$15,671	$17,720

5.	Accounts receivable
The following is a table summarizing our accounts receivable as of December 31, 2018 and 2017:

	At December 31,
In thousands of U.S. dollars	2018	2017
Scorpio MR Pool Limited	$33,288	$27,720
Scorpio LR2 Pool Limited	24,563	7,026
Scorpio Handymax Tanker Pool Limited	4,559	6,037
Scorpio LR1 Pool Limited	3,705	3,002
Scorpio Aframax Pool Limited	63	1,095
Scorpio Commercial Management S.A.M.	2,511	—
Receivables from the related parties	68,689	44,880

Insurance receivables	204	870
Freight and time charter receivables	22	2,399
Receivables from Navig8 Group Pools	17	14,625
Other receivables	786	2,684
	$69,718	$65,458
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited, Scorpio LR1 Pool Limited and Scorpio Aframax Pool Limited are related parties, as described in Note 17. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions which are expected to be collected within one year. The amounts receivable from the Scorpio Pools as of December 31, 2018 and 2017 include $22.9 million and $25.7 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools.
Receivables from SCM primarily represent amounts due from the agreement to reimburse a portion of the commissions that SCM charges the Company’s vessels (as described in Note 17) to effectively reduce such commissions to 0.85% of gross revenue per charter fixture. This agreement is effective from September 1, 2018 and ending on June 1, 2019 and the amount due at December 31, 2018 represents the reimbursement earned from September 1, 2018 through December 31, 2018.
Receivables from Navig8 Group Pools represent amounts due from the Navig8 LR8 and Alpha8 pools for certain vessels that were acquired from NPTI which operated in such pools during the year ended December 31, 2017. These vessels joined the Scorpio Pools in the fourth quarter of 2017 or first quarter of 2018.
Freight and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market.
Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.
We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. At December 31, 2018 and December 31, 2017, no material receivable balances were either past due or impaired.

6.	Vessels

Operating vessels and drydock

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2018	4,389,648	82,888	4,472,536
Additions (1)	79,454	4,964	84,418
Write-offs (2)	—	(1,500)	(1,500)
As of December 31, 2018	4,469,102	86,352	4,555,454

Accumulated depreciation and impairment
As of January 1, 2018	(347,703)	(34,739)	(382,442)
Charge for the period	(158,740)	(17,983)	(176,723)
Write-offs (2)	—	1,500	1,500
As of December 31, 2018	(506,443)	(51,222)	(557,665)
Net book value
As of December 31, 2018	$3,962,659	$35,130	$3,997,789

Cost
As of January 1, 2017	$3,126,790	$60,089	$3,186,879
Additions (3)	333,338	12,667	346,005
Vessels acquired in merger with NPTI (4)	1,113,618	17,632	1,131,250
Disposal of vessels (5)	(184,098)	(3,750)	(187,848)
Write-offs (6)	—	(3,750)	(3,750)
As of December 31, 2017	4,389,648	82,888	4,472,536

Accumulated depreciation and impairment
As of January 1, 2017	(246,210)	(27,415)	(273,625)
Charge for the period	(127,369)	(14,049)	(141,418)
Disposal of vessels (5)	25,876	2,975	28,851
Write-offs (6)	—	3,750	3,750
As of December 31, 2017	(347,703)	(34,739)	(382,442)
Net book value
As of December 31, 2017	$4,041,945	$48,149	$4,090,094

(1)
Additions in 2018 primarily relate to (i) the deliveries of STI Esles II and STI Jardins and corresponding calculations of notional drydock on these vessels and (ii) drydock costs incurred on certain of our vessels.

(2)	Represents the write-off of the notional drydock costs of STI Fontvieille and STI Ville which were drydocked in 2018.

(3)
Additions in 2017 primarily relate to (i) the deliveries of eight newbuilding vessels and corresponding calculations of notional drydock on these vessels and (ii) drydock costs incurred on certain of our vessels.

(4)	Represents the fair value of the vessels acquired in the Merger with NPTI as described in Note 2.

(5)
Represents the net book value of (i) STI Sapphire and STI Emerald, which were sold during the year ended December 31, 2017 and (ii) STI Beryl, STI Le Rocher and STI Larvotto, which were sold and leased back during the year ended December 31, 2017. These transactions are further described below.

(6)	Represents the write-off of the notional drydock costs of STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx which were drydocked in 2017.

2018 Activity
We took delivery of the following newbuilding vessels during the year ended December 31, 2018 resulting in an increase of $81.0 million in Vessels from December 31, 2017:

		Month	Vessel
	Name	Delivered	Type
1	STI Esles II	January 2018	MR
2	STI Jardins	January 2018	MR
Additionally, we incurred drydock costs during the year ended December 31, 2018. These primarily consisted of:

•	STI Fontvieille and STI Ville, which were drydocked in accordance with their scheduled, class required special survey during 2018 for an aggregate cost of $1.9 million and 46 offhire days.

•
STI Duchessa and STI Opera, which were drydocked in accordance with their class required special survey in December 2018 and these vessels completed these surveys in January 2019. $0.7 million of drydock costs relating to these vessels were incurred during the year ended December 31, 2018.

•	$0.9 million of drydock costs incurred for vessels that are expected to enter into drydock in 2019.
Ballast Water Treatment Systems and Scrubbers
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems are expected to be installed over the next five years, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey.
Additionally, we expect to retrofit the substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers will enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate suppliers to retrofit a total of 77 of our tankers with such systems for total consideration of $116.1 million (which excludes installation costs). These systems are expected to be installed throughout 2019 and 2020. We also obtained options to retrofit additional tankers under these agreements.
The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and ballast water treatment systems as of December 31, 2018 (1):

As of December 31,
Amounts in thousands of US dollars	2018
Less than 1 month	$926
1-3 months	19,481
3 months to 1 year	93,188
1-5 years	18,279
5+ years	—
Total	$131,874

(1)	These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.
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
Vessel Sales
In April 2017, we executed agreements with Bank of Communications Financial Leasing Co., Ltd. (the “Buyers”) to sell and leaseback, on a bareboat basis, three 2013 built MR product tankers, STI Beryl, STI Le Rocher and STI Larvotto. The selling price was $29.0 million per vessel, and we agreed to bareboat charter-in these vessels for a period of up to eight years for $8,800 per day per vessel. Each bareboat agreement has been accounted for as an operating lease. We have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the eighth year of the agreements. Additionally, a deposit of $4.35 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreements. These sales closed in April 2017 and as a result, all amounts outstanding under our 2011 Credit Facility of $42.2 million were repaid and a $14.2 million loss on sales of vessels was recorded during the year ended December 31, 2017.
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
Collateral agreements
Vessels with an aggregate carrying value of $3,997.8 million at December 31, 2018, have been pledged as collateral under the terms of our secured debt or have been sold under the terms of our lease financing arrangements. The below table is a summary of these vessels, along with the respective borrowing or lease financing facility (which are described in Note 13) as of December 31, 2018:

Credit Facility	Vessel Name
$116.0 Million Lease Financing	STI Oxford
$116.0 Million Lease Financing	STI Selatar
$116.0 Million Lease Financing	STI Gramercy
$116.0 Million Lease Financing	STI Queens
$157.5 Million Lease Financing	STI Alexis
$157.5 Million Lease Financing	STI Benicia
$157.5 Million Lease Financing	STI Duchessa
$157.5 Million Lease Financing	STI Mayfair
$157.5 Million Lease Financing	STI San Antonio
$157.5 Million Lease Financing	STI St. Charles
$157.5 Million Lease Financing	STI Yorkville
2017 Credit Facility	STI Galata

2017 Credit Facility	STI Bosphorus
2017 Credit Facility	STI Leblon
2017 Credit Facility	STI La Boca
2017 Credit Facility	STI San Telmo
2017 Credit Facility	STI Donald C Trauscht
2017 Credit Facility	STI Esles II
2017 Credit Facility	STI Jardins
2018 CMB Lease Financing	STI Milwaukee
2018 CMB Lease Financing	STI Battery
2018 CMB Lease Financing	STI Tribeca
2018 CMB Lease Financing	STI Bronx
2018 CMB Lease Financing	STI Manhattan
2018 CMB Lease Financing	STI Seneca
2018 NIBC Credit Facility	STI Memphis
2018 NIBC Credit Facility	STI Soho
ABN AMRO / K-Sure Credit Facility	STI Precision
ABN AMRO / K-Sure Credit Facility	STI Prestige
ABN AMRO / SEB Credit Facility	STI Hammersmith
ABN AMRO / SEB Credit Facility	STI Westminster
ABN AMRO / SEB Credit Facility	STI Winnie
ABN AMRO / SEB Credit Facility	STI Lauren
ABN AMRO / SEB Credit Facility	STI Connaught
ABN AMRO Credit Facility	STI Spiga
ABN AMRO Credit Facility	STI Savile Row
ABN AMRO Credit Facility	STI Kingsway
ABN AMRO Credit Facility	STI Carnaby
AVIC Lease Financing	STI Fontvieille
AVIC Lease Financing	STI Ville
AVIC Lease Financing	STI Brooklyn
AVIC Lease Financing	STI Rose
AVIC Lease Financing	STI Rambla
BCFL Lease Financing (LR2s)	STI Solace
BCFL Lease Financing (LR2s)	STI Solidarity
BCFL Lease Financing (LR2s)	STI Stability
BCFL Lease Financing (MRs)	STI Amber
BCFL Lease Financing (MRs)	STI Topaz
BCFL Lease Financing (MRs)	STI Ruby
BCFL Lease Financing (MRs)	STI Garnet
BCFL Lease Financing (MRs)	STI Onyx
China Huarong Lease Financing	STI Opera
China Huarong Lease Financing	STI Venere
China Huarong Lease Financing	STI Virtus
China Huarong Lease Financing	STI Aqua
China Huarong Lease Financing	STI Dama
China Huarong Lease Financing	STI Regina
Citibank / K-Sure Credit Facility	STI Excellence

Citibank / K-Sure Credit Facility	STI Executive
Citibank / K-Sure Credit Facility	STI Experience
Citibank / K-Sure Credit Facility	STI Express
CMB Lease Financing	STI Pride
CMB Lease Financing	STI Providence
COSCO Shipping Lease Financing	STI Battersea
COSCO Shipping Lease Financing	STI Wembley
COSCO Shipping Lease Financing	STI Texas City
COSCO Shipping Lease Financing	STI Meraux
Credit Agricole Credit Facility	STI Exceed
Credit Agricole Credit Facility	STI Excel
Credit Agricole Credit Facility	STI Excelsior
Credit Agricole Credit Facility	STI Expedite
CSSC Lease Financing	STI Nautilus
CSSC Lease Financing	STI Gallantry
CSSC Lease Financing	STI Goal
CSSC Lease Financing	STI Guard
CSSC Lease Financing	STI Guide
CSSC Lease Financing	STI Gauntlet
CSSC Lease Financing	STI Gladiator
CSSC Lease Financing	STI Gratitude
ING Credit Facility	STI Black Hawk
ING Credit Facility	STI Rotherhithe
ING Credit Facility	STI Pontiac
ING Credit Facility	STI Osceola
ING Credit Facility	STI Notting Hill
ING Credit Facility	STI Jermyn
ING Credit Facility	STI Lombard
ING Credit Facility	STI Grace
KEXIM Credit Facility	STI Acton
KEXIM Credit Facility	STI Brixton
KEXIM Credit Facility	STI Broadway
KEXIM Credit Facility	STI Camden
KEXIM Credit Facility	STI Clapham
KEXIM Credit Facility	STI Comandante
KEXIM Credit Facility	STI Condotti
KEXIM Credit Facility	STI Elysees
KEXIM Credit Facility	STI Finchley
KEXIM Credit Facility	STI Fulham
KEXIM Credit Facility	STI Hackney
KEXIM Credit Facility	STI Madison
KEXIM Credit Facility	STI Orchard
KEXIM Credit Facility	STI Park
KEXIM Credit Facility	STI Pimlico
KEXIM Credit Facility	STI Poplar
KEXIM Credit Facility	STI Sloane

KEXIM Credit Facility	STI Veneto
Ocean Yield Lease Financing	STI Sanctity
Ocean Yield Lease Financing	STI Steadfast
Ocean Yield Lease Financing	STI Supreme
Ocean Yield Lease Financing	STI Symphony

7.	Vessels under construction
We did not enter into any contracts for the construction of newbuilding vessels during the years ended December 31, 2018 and 2017.
As of December 31, 2018, we had no newbuilding product tanker orders. As of December 31, 2017, we had two MR newbuilding product tanker orders for an aggregate purchase price of $75.8 million, of which $52.3 million in cash was paid as of that date, which included the final installment payment of $23.5 million for STI Esles II, which was paid in December 2017 in advance of its delivery in January 2018. Additionally, we made the final installment of $23.5 million for the delivery of STI Jardins in January 2018.
Capitalized interest
In accordance with IAS 23 “Borrowing Costs,” applicable interest costs are capitalized during the period that vessels are under construction. For the years ended December 31, 2018 and 2017, we capitalized interest expense for the vessels under construction of $0.2 million and $4.2 million, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 5.7% and 4.7% for each of the years ended December 31, 2018 and 2017, respectively. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.

A rollforward of activity within vessels under construction is as follows:

In thousands of U.S. dollars
Balance as of January 1, 2017	$137,917
Installment payments and other capitalized expenses	252,977
Capitalized interest	4,194
Transferred to operating vessels and drydock	(339,712)
Balance as of December 31, 2017	$55,376

Installment payments and other capitalized expenses	25,452
Capitalized interest	157
Transferred to operating vessels and drydock	(80,985)
Balance as of December 31, 2018	$—

8.	Carrying values of vessels, vessels under construction and goodwill
At each balance sheet date, we review the carrying amounts of our goodwill, vessels and related drydock costs to determine if there is any indication that these amounts have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second hand product tankers, discounted projected vessel operating cash flows and the Company’s overall business plans.
Goodwill arising from the September Closing has been allocated to the cash generating units within each of the respective operating segments that are expected to benefit from the synergies of the Merger (LR2s and LR1s). The carrying values of goodwill allocated to these segments were $8.9 million for the LR2 segment and $2.6 million for the LR1 segment. Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units in each respective operating segment, plus the allocated goodwill, to their recoverable amounts. Recoverable amount is the higher of the fair value less cost to sell (determined by taking into consideration two independent broker valuations for each vessel within each segment) and value in use. In assessing value in use, the estimated future cash flows of the operating segment are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the operating segment for which the estimates of future cash flows have not been adjusted. This test was performed in connection with the assessment of the carrying amount of our vessels and related drydock costs below, and the test did not result in an impairment charge to goodwill at December 31, 2018.
At December 31, 2018, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we assess the fair value less the cost to sell our vessels taking into consideration vessel valuations from leading, independent and internationally recognized ship brokers. We then compare that estimate of market values (less an estimate of selling costs) to each vessel’s carrying value and, if the carrying value exceeds the vessel’s market value, an indicator of impairment exists. We also consider sustained weakness in the product tanker market as an impairment indicator. If we determined that impairment indicators exist, then we prepared a value in use calculation where we estimated each vessel’s future cash flows. These estimates were primarily based on (i) a combination of the latest forecast, published time charter rates for the next three years and a 2.47% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period thereafter and (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.47% growth rate in each period thereafter. These cash flows were then discounted to their present value using a pre-tax discount rate of 8.29%. The results of these tests were as follows:
At December 31, 2018, we owned or financed leased 109 vessels in our fleet:

•	34 of our owned or financed leased vessels in our fleet had fair values less costs to sell greater than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
75 of our owned or finance leased vessels in our fleet had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

At December 31, 2017, we owned or financed leased 107 vessels in our fleet and two vessels under construction:

•	Eight of our owned or financed leased vessels in our fleet had fair values less costs to sell greater than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
99 of our owned or finance leased vessels in our fleet had fair values less costs to sell less than their carrying amount. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

•
We did not obtain independent broker valuations for our two vessels under construction. To assess their carrying values for impairment, we prepared value in use calculations for each vessel which resulted in no impairment being recognized.

The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates.

•
Based on the sensitivity analysis performed for December 31, 2018, a 1.0% increase in the discount rate would result in one LR2 vessel being impaired for an aggregate $0.3 million loss. Alternatively, a 5% decrease in forecasted time charter rates would result in two LR2 vessels being impaired for an aggregate $0.4 million loss.

•
Based on the sensitivity analysis performed for December 31, 2017, a 1.0% increase in the discount rate would result in four MR vessels being impaired for an aggregate $2.3 million loss. Alternatively, a 5% decrease in forecasted time charter rates would also result in thirteen Handymax and MR vessels being impaired for an aggregate $6.9 million loss.

9.	Other non-current assets

	At December 31,
In thousands of U.S. dollars	2018	2017
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$31,450	$28,050
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (2)	4,923	6,751
Scorpio LR1 Pool Ltd. pool working capital contributions(1)	6,600	6,600
Working capital contributions to Scorpio Pools	42,973	41,401

Deposits for exhaust gas cleaning system ('scrubbers') (3)	12,221	—
Seller's credit on lease financed vessels (4)	9,087	8,581
Deposits for ballast water treatment systems (5)	6,365	—
Investment in ballast water treatment system supplier (5)	1,751	—
Capitalized loan fees	—	582
Deferred drydock costs on bareboat chartered-in vessels (6)	2,813	120
	$75,210	$50,684

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

(3) From August 2018 through November 2018, we entered into agreements with two separate suppliers to retrofit a total of 77 of our tankers with scrubbers for total consideration of $116.1 million (which excludes installation costs). These scrubbers are expected to be installed throughout 2019 and 2020. Deposits of $12.2 million were made as part of these agreements during the year ended December 31, 2018.

(4) The seller's credit on lease financed vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 13. This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement. The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration. $0.5 million and $0.3 million was recorded as interest income as part of these agreements during years ended December 31, 2018 and 2017, respectively.

(5)
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems from an unaffiliated third party supplier for total consideration of $36.2 million. These systems are expected to be installed over the next five years, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey. Upon entry into this agreement, we also obtained a minority equity interest in this supplier for no additional consideration. We have determined that of the total consideration of $36.2 million, $1.8 million is attributable to the minority equity interest.

During the year ended December 31, 2018, an aggregate deposit of $8.1 million was made as part of the entry into this agreement, and we have recorded $1.8 million of this amount as the aforementioned minority equity interest, which is being accounted for as a financial asset under IFRS 9.  Under the terms of the agreement, we were granted a put option, exercisable after one year following the date of the agreement, whereby we can put the shares back to the supplier at a predetermined price. The supplier was also granted a call option, exercisable two years following the date of the agreement, whereby it can buy the shares back from us at a predetermined price, which is greater than the strike price of the put option. Given that the value of this investment is contractually limited to the strike prices set forth in these options, we have recorded the value of the investment at the put option strike price, or $1.8 million in aggregate. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million. We consider this value to be a Level 3 fair value measurement, as this supplier is a private company, and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised our put option in full).

(6)
Represents deferred drydock costs that have been incurred on certain of our bareboat chartered-in vessels that are being accounted for as operating leases. These costs are being amortized over the shorter of the lease term, or the time period until the next scheduled drydock.

10.	Restricted Cash
Restricted cash for the year ended December 31, 2018 primarily represents debt service reserve accounts that must be maintained as part of the terms and conditions of our 2017 Credit Facility, Citibank/K-Sure Credit Facility, ABN AMRO/K-Sure Credit Facility, and the lease financing arrangements with CMB Financial Leasing Co. Ltd and Bank of Communications Financial Leasing (LR2s). The funds in these accounts will be applied against the principal balance of these facilities upon maturity. These facilities are further described in Note 13.

11.	Accounts payable
The following table depicts the components of our accounts payable as of December 31, 2018 and 2017:

	At December 31,
In thousands of U.S. dollars	2018	2017
Scorpio Ship Management S.A.M. (SSM)	$545	$766
Scorpio Services Holding Limited (SSH)	409	190
Scorpio Commercial Management S.A.M. (SCM)	389	186
Amounts due to a port agent - related party	62	60
Scorpio LR1 Pool Limited	51	22
Scorpio Handymax Tanker Pool Limited	12	—
Scorpio LR2 Pool Limited	2	365
Insurance liabilities - related party	—	2,163
Scorpio Aframax Pool Limited	—	74
Accounts payable to related parties	1,470	3,826

Suppliers	10,395	9,218
	$11,865	$13,044
The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

12.	Accrued expenses
The following table depicts the components of our accrued expenses as of December 31, 2018 and 2017:

	At December 31,
In thousands of U.S. dollars	2018	2017
Accrued expenses to a related party port agent	$398	$35
Accrued expenses to SSM	287	—
Accrued expenses to a related party insurance broker	—	26
Accrued expenses to SCM	—	5
Accrued expenses to related parties	685	66

Suppliers	9,147	16,533
Accrued interest	9,202	13,078
Accrued short-term employee benefits	2,430	2,325
Accrued transaction costs relating to the Merger	—	34
Other accrued expenses	1,508	802
	$22,972	$32,838

13.	Current and long-term debt
The following is a breakdown of the current and non-current portion of our debt outstanding as of December 31, 2018 and December 31, 2017:

	At December 31,
In thousands of U.S. dollars	2018	2017
Current portion (1)	$297,934	$113,036
Finance lease (2)	114,429	50,146
Current portion of long-term debt	412,363	163,182

Non-current portion (3)	1,192,000	1,937,018
Finance lease (4)	1,305,952	666,993
	$2,910,315	$2,767,193

(1)
The current portion at December 31, 2018 was net of unamortized deferred financing fees of $2.1 million. The current portion at December 31, 2017 was net of unamortized deferred financing fees of $1.7 million.

(2)
The current portion at December 31, 2018 was net of unamortized deferred financing fees of $0.8 million. The current portion at December 31, 2017 was net of unamortized deferred financing fees of $0.1 million.

(3)
The non-current portion at December 31, 2018 was net of unamortized deferred financing fees of $12.0 million. The non-current portion at December 31, 2017 was net of unamortized deferred financing fees of $33.4 million.

(4)
The non-current portion at December 31, 2018 was net of unamortized deferred financing fees of $8.7 million. The non-current portion at December 31, 2017 was net of unamortized deferred financing fees of $1.1 million.

The following is a rollforward of the activity within debt (current and non-current), by facility, for December 31, 2018:

		Activity				Balance as of December 31, 2018 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2017	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of December 31, 2018	Current	Non-Current
K-Sure Credit Facility	$239,919	$—	$(239,919)	$—	$—	$—	$—
KEXIM Credit Facility	332,950	—	(33,650)	—	299,300	33,650	265,650
Credit Suisse Credit Facility	53,488	—	(53,488)	—	—	—	—
ABN AMRO Credit Facility	113,312	—	(12,804)	—	100,508	8,554	91,954
ING Credit Facility	109,844	38,675	(4,343)	—	144,176	12,737	131,439
BNP Paribas Credit Facility	42,550	—	(42,550)	—	—	—	—
Scotiabank Credit Facility	28,860	—	(28,860)	—	—	—	—
NIBC Credit Facility	34,712	—	(34,712)	—	—	—	—
2018 NIBC Credit Facility	—	35,658	(807)	—	34,851	3,230	31,621
2016 Credit Facility	195,979	—	(195,979)	—	—	—	—
2017 Credit Facility	141,814	21,450	(18,499)	—	144,765	13,265	131,500
HSH Credit Facility	15,416	—	(15,416)	—	—	—	—
DVB 2017 Credit Facility	78,440	—	(78,440)	—	—	—	—
Credit Agricole Credit Facility	103,914	—	(8,568)	865	96,211	7,745	88,466
ABN / K-Sure Credit Facility	49,908	—	(3,851)	775	46,832	3,106	43,726
Citibank / K-Sure Credit Facility	104,052	—	(8,416)	1,973	97,609	6,524	91,085
ABN / SEB Credit Facility	—	120,575	(5,750)	—	114,825	11,500	103,325
Ocean Yield Lease Financing	169,016	—	(10,458)	199	158,757	10,515	148,242
CMBFL Lease Financing	65,915	—	(4,908)	191	61,198	4,725	56,473
BCFL Lease Financing (LR2s)	104,187	—	(7,332)	599	97,454	7,005	90,449
CSSC Lease Financing	269,965	—	(17,309)	(824)	251,832	18,104	233,728
BCFL Lease Financing (MRs)	109,232	—	(10,401)	—	98,831	11,021	87,810
2018 CMBFL Lease Financing	—	141,600	(5,057)	—	136,543	10,114	126,429

$116.0 Million Lease Financing	—	114,840	(2,166)	—	112,674	6,633	106,041
AVIC Lease Financing	—	145,000	(5,897)	—	139,103	11,794	127,309
China Huarong Lease Financing	—	144,000	(6,750)	—	137,250	13,500	123,750
$157.5 Million Lease Financing	—	157,500	(5,414)	—	152,086	14,143	137,943
COSCO Lease Financing	—	88,000	(3,850)	—	84,150	7,700	76,450
Unsecured Senior Notes Due 2020	53,750	—	—	—	53,750	—	53,750
Unsecured Senior Notes Due 2019	57,500	—	—	—	57,500	57,500	—
Convertible Notes due 2019 (2)	328,717	—	—	(186,537)	142,180	142,180	—
Convertible Notes due 2022 (2)	—	—	—	171,469	171,469	—	171,469
	$2,803,440	$1,007,298	$(865,594)	$(11,290)	$2,933,854	$415,245	$2,518,609
Less: deferred financing fees	(36,247)	(13,871)	—	26,579	(23,539)	(2,882)	(20,657)
Total	$2,767,193	$993,427	$(865,594)	$15,289	$2,910,315	$412,363	$2,497,952

(1)    Relates to non-cash accretion or amortization of (i) obligations assumed as part of the Merger with NPTI, which were recorded at fair value on the closing date (described below) and (ii) accretion of our Convertible Notes due 2019 and Convertible Notes due 2022.
(2)    In May 2018 and July 2018, we exchanged $188.5 million and $15.0 million (out of $348.5 million outstanding), respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of the Company's new 3.0% Convertible Senior Notes due 2022.
Secured Debt
Each of our secured credit facilities contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; comply with restrictive covenants, including maintaining adequate insurances; comply with laws (including environmental laws and ERISA); and maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates. Furthermore, our debt agreements contain cross-default provisions that may be triggered if we default under the terms of any one of our financing agreements.
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
Minimum interest coverage ratio amendment

In February and March 2018, we amended the ratio of EBITDA to net interest expense ratio financial covenant on our secured credit facilities (wherever applicable) for the quarters ended June 30, 2018, September 30, 2018 and December 31, 2018. Under this amendment, the ratio was reduced to greater than 1.50 to 1.00 from 2.50 to 1.00. These amendments have been accounted for as debt modifications.
In September 2018, we entered into agreements with certain credit facility lenders to permanently remove the minimum interest coverage ratio financial covenants from the terms of those credit facilities where such covenants were in place. As a result, the Company is no longer required to maintain a ratio of EBITDA to net interest expense on any of its secured credit facilities or lease financing arrangements.
As part of these agreements, and for certain of the facilities, the minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount of each facility was revised to be no less than the following:

Facility	Minimum ratio
KEXIM Credit Facility	155%
2017 Credit Facility	155%
ABN Credit Facility	145% through June 30, 2019, 150% thereafter
Each of our secured credit facilities are described below.
K-Sure Credit Facility
In February 2014, we entered into a $458.3 million senior secured term loan facility which consisted of a $358.3 million tranche with a group of financial institutions that was 95% covered by Korea Trade Insurance Corporation, or the K-Sure Tranche, and a $100.0 million commercial tranche with a group of financial institutions led by DNB Bank ASA, or the Commercial Tranche. During the year ended December 31, 2018, we repaid the outstanding balance of $239.9 million, as a result of the sale and leasebacks of STI Hammersmith, STI Winnie, STI Lauren, STI Connaught, STI Westminster, STI Tribeca, STI Bronx, STI Manhattan, STI Oxford, STI Gramercy, STI Queens, STI Brooklyn, STI Mayfair, STI Battersea, STI Rotherhithe and STI Notting Hill (see sale leaseback facilities below).
We wrote off an aggregate of $5.9 million of deferred financing fees as a result of the repayment of the outstanding balance.
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

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount in the facility shall at all times be no less than 155%.
The amounts outstanding relating to this facility (which includes the KEXIM Notes) as of December 31, 2018 and 2017 were $299.3 million and $333.0 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Credit Suisse Credit Facility
In October 2015, we executed a senior secured term loan facility with Credit Suisse AG, Switzerland. The proceeds of this facility of $58.4 million were used to finance a portion of the purchase price of STI Selatar and STI Rambla. During the year ended December 31, 2018, we repaid the outstanding balance of $53.5 million, as a result of the sale and leaseback of STI Selatar and STI Rambla.
We wrote off an aggregate of $1.5 million of deferred financing fees as a result of the repayment.
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

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 145% of the then aggregate outstanding principal amount of the loans under the credit facility through June 30, 2019 and 150% thereafter.

During the year ended December 31, 2018, we made scheduled principal payments of $8.8 million and an unscheduled prepayment of $4.0 million on this credit facility. The amounts outstanding relating to this facility as of December 31, 2018 and 2017 were $100.5 million and $113.3 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.

ING Credit Facility
In June 2015, we executed a senior secured term loan facility with ING Bank N.V., London Branch for a credit facility of up to $52.0 million. In September 2015, we amended and restated the facility to increase the borrowing capacity to $87.0 million, and in March 2016, we amended and restated the facility to further increase the borrowing capacity to $132.5 million. In June 2018, we executed another agreement to further increase the borrowing capacity to $171.2 million. The 2018 upsized portion of the loan facility was fully drawn in September 2018 and was used to refinance the existing outstanding indebtedness relating to one Handymax product tanker (STI Rotherhithe) and one MR product tanker (STI Notting Hill), which were previously financed under the Company’s K-Sure Credit Facility.
Repayments on borrowings up to $132.5 million are being made in equal quarterly installments, in accordance with a 15-year repayment profile, and a balloon installment payment due on the maturity dates of March 4, 2021 for STI Lombard and STI Osceola and June 24, 2022 for STI Grace, STI Jermyn, STI Black Hawk, STI Pontiac, STI Rotherhithe and STI Notting Hill. The 2018 upsized portion of the loan for STI Rotherhithe and STI Notting Hill will be repaid in equal quarterly installments of $1.0 million per quarter, in aggregate, for the first eight installments and $0.8 million per quarter, in aggregate, thereafter, with a balloon payment due upon the maturity date of June 24, 2022.
Borrowings under the ING Credit Facility bear interest at LIBOR plus a margin of 1.95% per annum for the STI Lombard, STI Osceola, STI Grace, STI Jermyn, STI Black Hawk and STI Pontiac tranches. The STI Rotherhithe and STI Notting Hill tranches bear interest at LIBOR plus a margin of 2.4% per annum.
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

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 160% of the then aggregate outstanding principal amount of the loans under the credit facility.

The amounts outstanding relating to this facility as of December 31, 2018 and 2017 were $144.2 million and $109.8 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
BNP Paribas Credit Facility
In December 2015, we executed a senior secured term loan facility with BNP Paribas SA for up to $34.5 million, and in December 2016, we amended and restated the facility to increase the borrowing capacity by a further $27.6 million to $62.1 million. This upsized portion was drawn in January and February 2017 as part of the refinancing of the amounts borrowed for STI Sapphire and STI Emerald and fully repaid in June 2017 when these vessels were sold. Furthermore, in December 2017 we amended and restated the facility to increase the borrowing capacity by a further $13.2 million as part of the refinancing of the amounts borrowed for STI Soho (which was previously financed under our K-Sure Credit Facility). During the year ended December 31, 2018, we repaid the outstanding balance of $42.6 million in connection with the refinancing of the amounts borrowed for STI Memphis, STI Battery and STI Soho.
We wrote off an aggregate of $0.4 million of deferred financing fees as a result of these transactions.
Scotiabank Credit Facility
In June 2016, we executed a senior secured term loan facility with Scotiabank Europe plc. The loan facility was fully drawn in June 2016, and the proceeds of $33.3 million were used to refinance the existing indebtedness on STI Rose. In September 2018, we refinanced the outstanding amounts borrowed under this facility by repaying $28.9 million and drawing down $36.5 million from the AVIC Lease Financing agreement (described below). We wrote off an aggregate of $0.1 million of deferred financing fees as a result of this transaction.
NIBC Credit Facility
In June 2016, we executed a senior secured term loan facility with NIBC Bank N.V. This facility was fully drawn in July 2016, and the aggregate proceeds of $40.8 million were used to refinance the existing indebtedness on STI Ville and STI Fontvieille, which were previously financed under our 2013 Credit Facility. During the year ended December 31, 2018, we repaid the outstanding balance of $34.7 million primarily in connection with the refinancing of the amounts borrowed for STI Fontvieille and STI Ville.
We wrote off an aggregate of $0.5 million of deferred financing fees as a result of these transactions.

2018 NIBC Credit Facility
In June 2018, we executed an agreement with NIBC Bank N.V. for a $35.7 million term loan facility. We refer to this facility as our 2018 NIBC Credit Facility. This facility was fully drawn in August 2018 and the proceeds were used to refinance the existing indebtedness related to two MR product tankers (STI Memphis and STI Soho), which were previously financed under the BNP Paribas Credit Facility.
The loan facility has a final maturity of June 2021, bears interest at LIBOR plus a margin of 2.5% per annum and will be repaid in equal quarterly installments of $0.8 million, in aggregate, with a balloon payment due upon maturity.  Our 2018 NIBC Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

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

The amount outstanding relating to this facility was $34.9 million as of December 31, 2018, and we were in compliance with the financial covenants relating to this facility as of that date.
2016 Credit Facility
In August 2016, we executed a senior secured loan facility with ABN AMRO Bank N.V., Nordea Bank Finland plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB. The loan facility was fully drawn in September 2016, and the aggregate proceeds of $288.0 million were used to refinance the existing indebtedness on 16 MR product tankers, which were previously financed under the 2013 Credit Facility. This credit facility was comprised of a term loan up to $192.0 million and a revolver up to $96.0 million. During the year ended December 31, 2018, we repaid the outstanding balance of $196.0 million as a result of the refinancing of the amounts borrowed for all of the vessels collateralized under this facility.
We wrote off $2.2 million in deferred financing fees as a result of these transactions.
2017 Credit Facility
In March 2017, we executed a senior secured term loan facility with a group of financial institutions led by Macquarie Bank Limited (London Branch) for up to $172.0 million, or the 2017 Credit Facility. The 2017 Credit Facility consists of five tranches, including two commercial tranches of $15.0 million and $25.0 million, a KEXIM Guaranteed Tranche of $48.0 million, a KEXIM Funded Tranche of $52.0 million, and a GIEK Guaranteed Tranche of $32.0 million.
$145.5 million was drawn during the year ended December 31, 2017 to partially finance the purchases of seven newbuilding MRs and we made the following drawdown to partially finance the purchase of one newbuilding MR during the year ended December 31, 2018:

Drawdown amount
(in millions of U.S. dollars)	Drawdown date	Collateral
$21.5	January 2018	STI Jardins
There are no remaining amounts available under this facility. Other key terms are as follows:

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

•
Concurrent with the amendment on the ratio of EBITDA to net interest expense financial covenant in September 2018, the security cover ratio under the 2017 Credit Facility was revised such that the aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 155% of the then aggregate outstanding principal amount of the loans under the credit facility.

Additionally, we have an aggregate of $5.0 million on deposit in a debt service reserve account as of December 31, 2018 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2018.
During the year ended December 31, 2018, we made scheduled principal payments of $10.5 million and an unscheduled prepayment of $8.0 million on this credit facility. The amounts outstanding as of December 31, 2018 and 2017 were $144.8 million and $141.8 million. We were in compliance with the financial covenants relating to this facility as of those dates.
HSH Nordbank Credit Facility
In January 2017, we executed a senior secured credit facility agreement with HSH Nordbank AG for $31.1 million, or the HSH Credit Facility. In February 2017, we refinanced the outstanding indebtedness related to STI Duchessa and STI Onyx by repaying an aggregate of $23.7 million on our 2011 Credit Facility and drawing down an aggregate of $31.1 million from this facility. In October 2017, we repaid $13.8 million relating to the amounts borrowed for STI Onyx in connection with the sale and leaseback of this vessel.
In September 2018, we repaid the remaining outstanding balance of $14.2 million in connection with the sale and leaseback of STI Duchessa.
We wrote off $0.2 million in deferred financing fees as a result of this transaction.
DVB 2017 Credit Facility
In March 2017, we executed a senior secured term loan facility of up to $81.4 million with DVB Bank SE, or the DVB 2017 Credit Facility, to refinance our previous facility with DVB Bank SE. The DVB 2017 Credit Facility was used to refinance the existing indebtedness on four product tankers, STI Wembley, STI Milwaukee, STI Seneca and STI Alexis in April 2017. Additionally, during the year ended December 31, 2018, we repaid the outstanding balance of $78.4 million primarily as a result of the refinancing of the amounts borrowed for these vessels.
We wrote off $1.2 million in deferred financing fees as a result of the repayment of this facility.
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

The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down of its fair value as part of the purchase price allocation for the Merger) as of December 31, 2018 and 2017 were $96.2 million and $103.9 million. We were in compliance with the financial covenants relating to this facility as of those dates.
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

Additionally, we have an aggregate of $0.5 million on deposit in a debt service reserve account as of December 31, 2018 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2018.
The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down of its fair value as part of the purchase price allocation for the Merger) as of December 31, 2018 and 2017 were $46.8 million and $49.9 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.

Citibank/K-Sure Credit Facility
We assumed the outstanding indebtedness under NPTI's senior secured credit facility with Citibank N.A., London Branch, Caixabank, S.A., and K-Sure, which we refer to as the Citibank/K-Sure Credit Facility, upon the closing of the Merger with NPTI in September 2017. Four LR1s (STI Excellence, STI Executive, STI Experience, and STI Express) are collateralized under this facility. The facility consists of two separate tranches, a $25.1 million commercial tranche and a $91.2 million K-Sure tranche (which represents the amounts assumed from NPTI).
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

Additionally, we have an aggregate of $4.0 million on deposit in a debt service reserve account as of December 31, 2018 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2018.
The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down of its fair value as part of the purchase price allocation for the Merger) as of December 31, 2018 and 2017 were $97.6 million and $104.1 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO / SEB Credit Facility
In June 2018, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and Skandinaviska Enskilda Banken AB for up to $120.6 million.  We refer to this facility as our ABN AMRO / SEB Credit Facility. This loan was fully drawn in June 2018 and the proceeds were used to refinance the existing indebtedness of $87.6 million under our K-Sure Credit Facility relating to five vessels consisting of one Handymax product tanker (STI Hammersmith), one MR product tanker (STI Westminster), and three LR2 product tankers (STI Connaught, STI Winnie and STI Lauren).
The ABN/SEB Credit Facility has a final maturity of June 2023 and bears interest at LIBOR plus a margin of 2.6% per annum.  The loan will be repaid in equal quarterly installments of $2.9 million per quarter, in aggregate, for the first eight installments and $2.5 million per quarter, in aggregate, thereafter, with a balloon payment due upon maturity.
Our ABN AMRO / SEB Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.65 to 1.00.

•
Consolidated tangible net worth of no less than $1,265,728,005 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2018.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•
The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 130% from the date of this agreement and ending on the second anniversary thereof and 140% at all times thereafter.

The amount outstanding as of December 31, 2018 was $114.8 million and we were in compliance with the financial covenants as of that date.

Lease financing arrangements
The below lease financing arrangements were entered into during 2017 and 2018 or were assumed as part of the Merger with NPTI.  For each arrangement, we have evaluated whether, in substance, these transactions are leases or merely a form of financing.  As a result of this evaluation, we have concluded that each agreement is a form of financing on the basis that the terms and conditions are such that we never part with the risks and rewards incidental to ownership of each vessel for the remainder of its useful life.  This conclusion was reached, in part, as a result of the existence within each agreement of either a purchase obligation or a purchase option that will almost certainly be exercised.  Accordingly, the liability under each arrangement has been recorded at amortized cost using the effective interest method, and the corresponding vessels have been recorded at cost, less accumulated depreciation, on our consolidated balance sheet.
The obligations set forth below are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels. All of the financing arrangements contain customary events of default, including cross-default provisions.
Bank of Communications Financial Leasing MR financing, or the BCFL Lease Financing (MR)
In September 2017, we entered into finance lease agreements to sell and lease back five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) with Bank of Communications Finance Leasing Co Ltd., or BCFL, for a sales price of $27.5 million per vessel. The financing for STI Topaz, STI Ruby and STI Garnet closed in September 2017, the financing for STI Onyx closed in October 2017, and the financing for STI Amber closed in November 2017. Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, and we have three consecutive one-year options to extend each charter beyond the initial term. Furthermore, we have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement (as applicable).
Our BCFL Lease Financing (MR) includes a financial covenant that requires us to maintain that the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned $5.1 million deposit shall at all times be no less than 100% of the then outstanding balance plus the aforementioned $5.1 million deposit.
The aggregate outstanding balances under this arrangement were $98.8 million and $109.2 million as of December 31, 2018 and 2017, respectively. We were in compliance with the financial covenants as of those dates.
Bank of Communications Financial Leasing LR2 financing, or the BCFL Lease Financing (LR2)
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with Bank of Communications Finance Leasing Co Ltd., or BCFL, for three LR2 tankers (STI Solace, STI Solidarity, and STI Stability) upon the September Closing. Under the arrangement, each vessel is subject to a 10-year bareboat charter, which expire in July 2026. Charterhire under the arrangement is determined in advance, on a quarterly basis and is calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of LIBOR plus 3.50%. Using the forward interest swap curve at December 31, 2018, future monthly principal payments are estimated to be $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement.
Additionally, we have an aggregate of $0.8 million on deposit in a deposit account as of December 31, 2018 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2018.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $97.5 million and $104.2 million as of December 31, 2018 and 2017, respectively. We were in compliance with the financial covenants as of those dates.
CSSC Shipping Lease Financing
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with CSSC (Hong Kong) Shipping Company Limited, or CSSC, for eight LR2 tankers (STI Gallantry, STI Nautilus, STI Guard, STI Guide, STI Goal, STI Gauntlet, STI Gladiator and STI Gratitude) upon the September Closing. Under the arrangement, each vessel is subject to a 10-year bareboat charter which expire throughout 2026 and 2027 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed repayment amount of $0.2 million per month per vessel plus a variable component calculated at LIBOR plus 4.60%. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement.
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
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $251.8 million and $270.0 million as of December 31, 2018 and 2017, respectively. We were in compliance with the financial covenants as of those dates.
CMBFL Lease Financing
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with CMB Financial Leasing Co. Ltd, or CMBFL, for two LR1 tankers (STI Pride and STI Providence) upon the September Closing. Under this arrangement, each vessel is subject to a seven-year bareboat charter, which expires in July or August 2023 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed, quarterly repayment amount of $0.6 million per vessel plus a variable component calculated at LIBOR plus 3.75%. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

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
Additionally, we have an aggregate of $2.0 million on deposit in a deposit account as of December 31, 2018 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2018.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $61.2 million and $65.9 million as of December 31, 2018 and 2017, respectively. We were in compliance with the financial covenants as of those dates.
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

The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $158.8 million and $169.0 million as of December 31, 2018 and 2017, respectively. We were in compliance with the financial covenants as of those dates.
China Huarong Lease Financing
In May 2018, we reached an agreement to sell and leaseback six 2014 built MR product tankers, (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina) to China Huarong Shipping Financial Leasing Co., Ltd. The borrowing amount under the arrangement is $144.0 million in aggregate. These agreements closed in August 2018, and the proceeds were utilized to repay $92.7 million of the outstanding indebtedness under our 2016 Credit Facility.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the third year of each agreement. The leases bear interest at LIBOR plus a margin of 3.5% per annum and will be repaid in equal quarterly principal installments of $0.6 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions under this arrangement, including the financial covenant that the Company will maintain consolidated tangible net worth of no less than $650.0 million.
The amount outstanding was $137.3 million as of December 31, 2018, and we were in compliance with the financial covenant relating to this facility as of that date.
$116.0 million Lease Financing
In August 2018, we executed an agreement to sell and leaseback two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Oxford and STI Selatar) in two separate transactions to an international financial institution. The net borrowing amount (which reflect the selling price less deposits and commissions to the lessor) under the arrangement was $114.8 million in aggregate, consisting of $23.8 million per MR and $33.7 million per LR2. The proceeds were utilized to repay $26.5 million of the outstanding indebtedness on our Credit Suisse Credit Facility and $46.6 million of the outstanding indebtedness on our K-Sure Credit Facility for these vessels.
Under the terms of these agreements, the Company will bareboat charter-in the vessels for a period of seven years at $7,935 per day for each MR and $11,040 per day for each LR2 (which includes both the principal and interest components of the lease). In addition, we have purchase options beginning at the end of the third year of each agreement, and a purchase obligation for each vessel upon the expiration of each agreement.
We are subject to certain terms and conditions, including a financial covenant that requires us to maintain that the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned deposits shall at all times be no less than 111% of the then outstanding balance plus the aforementioned deposits.
The amount outstanding was $112.7 million as of December 31, 2018, and we were in compliance with the financial covenant as of that date.
2018 CMB Lease Financing
In July 2018, we executed an agreement to sell and leaseback six MR product tankers (STI Battery, STI Milwaukee, STI Tribeca, STI Bronx, STI Manhattan, and STI Seneca) to CMB Financial Leasing Co., Ltd. The borrowing amount under the arrangement is $141.6 million in aggregate and the sales closed in August 2018. The proceeds were utilized to repay $33.5 million of the outstanding indebtedness on our DVB 2017 Credit Facility, $39.7 million of the outstanding indebtedness on our K-Sure Credit Facility and $14.4 million of the outstanding indebtedness on our BNPP Credit Facility for these vessels.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels at the start of the fourth year of each agreement. The lease bears interest at LIBOR plus a margin of 3.2% per annum and will be repaid in quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.

The amount outstanding was $136.5 million as of December 31, 2018, and we were in compliance with the financial covenants as of that date.
AVIC Lease Financing
In July 2018, we executed an agreement to sell and leaseback three MR product tankers (STI Ville, STI Fontvieille and STI Brooklyn) and two LR2 product tankers (STI Rose and STI Rambla) to AVIC International Leasing Co., Ltd. The borrowing amounts under the arrangement are $24.0 million per MR and $36.5 million per LR2 ($145.0 million in aggregate). These transactions closed in August and September 2018. The proceeds were utilized to repay $32.7 million of the outstanding indebtedness on our NIBC Credit Facility, $13.0 million of the outstanding indebtedness on our K-Sure Credit Facility, $28.3 million of the outstanding indebtedness on our Scotiabank Credit Facility and $26.1 million of the outstanding indebtedness on our Credit Suisse Credit Facility for these vessels.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement. The leases bear interest at LIBOR plus a margin of 3.7% per annum and will be repaid in quarterly principal installments of $0.5 million per MR and $0.8 million per LR2. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.70 to 1.00.

•	Consolidated tangible net worth of no less than $650.0 million.

•	The fair market value of each grouped vessels (MRs or LR2s) leased under the facility shall at all times be no less than 110% of the outstanding balance for such grouped vessels (MRs or LR2s).
The amount outstanding was $139.1 million as of December 31, 2018, and we were in compliance with the financial covenants as of that date.
COSCO Shipping Lease Financing
In September 2018, we executed an agreement to sell and leaseback two Handymax product tankers (STI Battersea and STI Wembley) and two MR product tankers (STI Texas City and STI Meraux) to Oriental Fleet International Company Limited ("COSCO Shipping"). The borrowing amounts under the arrangement are $21.2 million for the Handymax vessels and $22.8 million for the MR vessels ($88.0 million in aggregate). The proceeds were utilized to repay $14.8 million of the outstanding indebtedness on our DVB 2017 Credit Facility, $12.6 million of the outstanding indebtedness on our K-Sure Credit Facility, and $30.0 million of the outstanding indebtedness on our 2016 Credit Facility relating to these vessels.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement. The facility bears interest at LIBOR plus a margin of 3.6% per annum and will be repaid in quarterly installments of $0.5 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of total liabilities (less cash and cash equivalents) to total assets no greater than 0.65 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2018.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 110% of the outstanding balance for such vessel.
The amount outstanding was $84.2 million as of December 31, 2018, and we were in compliance with the financial covenants as of that date.

$157.5 million Lease Financing
In July 2018, we agreed to sell and leaseback six MR product tankers (STI San Antonio, STI Benicia, STI St. Charles, STI Yorkville, STI Mayfair and STI Duchessa) and one LR2 product tanker (STI Alexis) to an international financial institution. The borrowing amount under the arrangement was $157.5 million in aggregate, and these sales closed in October 2018. In September 2018, we repaid the outstanding indebtedness for two vessels consisting of $14.2 million on the HSH Credit Facility and $13.6 million on the K-Sure Credit Facility, in advance of the October closing of these transactions. Upon closing, the proceeds were utilized to repay the remaining outstanding indebtedness of $59.2 million on our 2016 Credit Facility and the remaining outstanding indebtedness of $25.8 million on our DVB 2017 Credit Facility for the remaining five vessels.
Each agreement is for a fixed term of seven years, and we have options to purchase the vessels beginning at the end of the third year of each agreement. The leases bear interest at LIBOR plus a margin of 3.0% per annum and will be repaid in equal quarterly principal installments of $0.5 million per MR and $0.6 million for the LR2. Each agreement also has a purchase obligation at the end of the seventh year (which is equal to the outstanding principal balance at that date). We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The amount outstanding was $152.1 million as of December 31, 2018, and we were in compliance with the financial covenants as of that date.
Unsecured debt
Unsecured Senior Notes Due 2020
On May 12, 2014, we issued $50.0 million in aggregate principal amount of 6.75% Senior Notes due May 2020, or our "Senior Notes Due 2020," and on June 9, 2014, we issued an additional $3.75 million aggregate principal amount of Senior Notes Due 2020 when the underwriters partially exercised their option to purchase additional Senior Notes Due 2020 on the same terms and conditions. The net proceeds from the issuance of the Senior Notes Due 2020 were $51.8 million after deducting the underwriters’ discounts, commissions and offering expenses.
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
The Senior Notes Due 2020 require us to comply with certain covenants, including financial covenants, restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If we undergo a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants under our Senior Notes Due 2020 include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $650.0 million.

The outstanding balance was $53.75 million as of December 31, 2018 and December 31, 2017, and we were in compliance with the financial covenants relating to the Senior Notes Due 2020 as of those dates.
Convertible Senior Notes Due 2019
In June 2014, we issued $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the "Convertible Notes due 2019," in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act. This amount includes the full exercise of the initial purchasers’ option to purchase an additional $60.0 million in aggregate principal amount of the Convertible Notes due 2019 in connection with the offering. The net proceeds we received from the issuance of the Convertible Notes due 2019 after the exercise of the initial purchasers’ option to purchase additional Convertible Notes due 2019 were $349.0 million after deducting the initial purchasers’ discounts, commissions and offering expenses of $11.0 million. As part of the transaction, we used a portion of the net proceeds to repurchase $95.0 million of our common stock, or 1,012,760 shares, at $93.80 per share in a privately negotiated transaction.
The Convertible Notes due 2019 bear interest at a coupon rate of 2.375% per annum, and are payable semi-annually in arrears on January 1 and July 1 of each year beginning on January 1, 2015. The Convertible Notes due 2019 will mature on July 1, 2019, unless earlier converted, redeemed or repurchased. At issuance, the Convertible Notes due 2019 were convertible in certain circumstances and during certain periods at an initial conversion rate of 8.20075 shares of common stock per $1,000 (which represents an initial conversion price of approximately $121.94 per share of common stock), subject to adjustment in certain circumstances as set forth in the indenture governing the Convertible Notes due 2019. Adjustments were made during years ended December 31, 2018 and 2017 to the initial conversion rate as a result of the issuance of dividends to our common stockholders. The table below details the dividends declared from the issuance of the Convertible Notes due 2019 through December 31, 2018 and their corresponding effect to the conversion rate of the Convertible Notes due 2019 (as adjusted for the reverse stock split that was effective in January 2019). The conversion rate as of December 31, 2018 was 10.05396.

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
August 22, 2014	$1.000	8.28556
November 25, 2014	$1.200	8.40184
March 13, 2015	$1.200	8.52216
May 21, 2015	$1.250	8.63738
August 14, 2015	$1.250	8.74349
November 24, 2015	$1.250	8.86790
March 10, 2016	$1.250	9.05311
May 11, 2016	$1.250	9.25323
September 15, 2016	$1.250	9.49345
November 25, 2016	$1.250	9.77039
February 23, 2017	$0.100	9.79316
May 11, 2017	$0.100	9.81588
September 25, 2017	$0.100	9.84450
December 13, 2017	$0.100	9.87742
March 12, 2018	$0.100	9.92056
June 6, 2018	$0.100	9.95277
September 20, 2018	$0.100	10.00515
December 5, 2018	$0.100	10.05396
(1) Per $1,000 principal amount.
Holders could convert their notes at their option at any time prior to the close of business on the business day immediately preceding January 1, 2019 only under the following circumstances:

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

•
during the five-business day period after any five consecutive trading day period, or the Measurement Period, in which the trading price (as defined in the indenture) per $1,000 principal amount of Convertible Notes due 2019 for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

•	if the Company calls any or all of the Convertible Notes due 2019 for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or

•
upon the occurrence of specified corporate events as defined in the indenture (e.g. consolidations, mergers, a binding share exchange or the transfer or lease of all or substantially all of our assets).

We were not permitted to redeem the Convertible Notes due 2019 prior to July 6, 2017. Effective July 6, 2017, we may redeem for cash all or any portion of the notes, at our option if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 15 trading days (whether or not consecutive) during any 25 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Convertible Notes due 2019.
The Convertible Notes due 2019 require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change, holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
Upon issuance, we determined the initial carrying value of the liability component of the Convertible Notes due 2019 to be $298.7 million based on the fair value of a similar liability that does not have any associated conversion feature. We used our Senior Notes Due 2020 issued in May 2014 as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes due 2019 is being amortized over the term of the Convertible Notes under the effective interest method and recorded as part of financial expenses. The residual value of $61.3 million (the conversion feature) was recorded to Additional paid-in capital upon issuance.
In July 2015, we repurchased $1.5 million face value of our Convertible Notes due 2019 at an average price of $1,088.10 per $1,000 principal amount. As a result of this transaction, we reduced the liability and equity components of the Convertible Notes due 2019 by $1.3 million and $0.4 million, respectively and we recorded a gain of $46,273, which is recorded within financial income of consolidated statement of income or loss. We also wrote off $30,880 of deferred financing fees as a result of this transaction.

In March 2016, we repurchased $5.0 million face value of our Convertible Notes due 2019 at an average price of $831.05 per $1,000 principal amount, or $4.2 million. As a result of this transaction, we reduced the liability and equity components of the Convertible Notes due 2019 by $4.4 million and $0.3 million, respectively and we recorded a gain of $0.6 million, which is recorded within financial income of the consolidated statement of income or loss. We also wrote off $0.1 million of deferred financing fees as a result of this transaction.
In May 2016, we repurchased $5.0 million face value of our Convertible Notes due 2019 at an average price of $847.50 per $1,000 principal amount, or $4.2 million. As a result of this transaction, we reduced the liability and equity components of the Convertible Notes due 2019 by $4.4 million and $0.2 million, respectively and we recorded a gain of $0.4 million, which is recorded within financial income of the consolidated statement of income or loss. We also wrote off $0.1 million of deferred financing fees as a result of this transaction.
In May 2018 and July 2018, we exchanged $188.5 million and $15.0 million (out of $348.5 million outstanding), respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of the Company's new 3.0% Convertible Senior Notes due 2022 (the “Convertible Notes due 2022”), the terms of which are described below. These exchanges were executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements.
The carrying values of the debt component of the Convertible Notes due 2019 that were part of exchanges were $180.4 million and $14.5 million on the dates of the exchanges, respectively. These values were also determined to approximate the fair value (including the debt and equity components) on the dates of the exchanges. As these transactions were accounted for as extinguishments of debt, an aggregate loss of $17.8 million ($17.0 million in May 2018 and $0.8 million in July 2018) was recorded representing the difference between the carrying values on the dates of exchanges and (i) the aggregate consideration exchanged of $188.5 million in May 2018 and $15.0 million in July 2018 of newly issued Convertible Notes due 2022 and (ii) all transaction costs incurred.
The carrying values of the liability component of the Convertible Notes due 2019 as of December 31, 2018 and 2017, were $142.2 million and $328.7 million, respectively. We incurred $5.3 million of coupon interest and $8.3 million of non-cash accretion of our Convertible Notes due 2019 during the year ended December 31, 2018. We incurred $8.3 million of coupon interest and $12.2 million of non-cash accretion of our Convertible Notes due 2019 during the year ended December 31, 2017.
We were in compliance with the covenants related to the Convertible Notes as of December 31, 2018 and December 31, 2017.
Convertible Senior Notes due 2022
As discussed above, in May 2018 and July 2018, we exchanged $188.5 million and $15.0 million, respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of newly issued Convertible Notes due 2022. The Convertible Notes due 2022 issued in July 2018 have identical terms, are fungible with and are part of the series of Convertible Notes due 2022 issued in May 2018. Interest is payable semi-annually in arrears on November 15 and May 15 of each year, beginning on November 15, 2018. The Convertible Notes due 2022 will mature on May 15, 2022, unless earlier converted or repurchased in accordance with their terms.
The conversion rate of the Convertible Notes due 2022 was initially 25 common shares per $1,000 principal amount of Convertible Notes due 2022 (equivalent to an initial conversion price of approximately $40.00 per share of the Company’s common stock), and is subject to adjustment upon the occurrence of certain events as set forth in the indenture governing the Convertible Notes due 2022 (such as the payment of dividends).
The table below details the dividends issued during the year ended December 31, 2018 and the corresponding effect on the conversion rate of the Convertible Notes due 2022:

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
June 6, 2018	$0.10	25.08
September 20, 2018	$0.10	25.21
December 5, 2018	$0.10	25.34

(1) Per $1,000 principal amount of the Convertible Notes.

The Convertible Notes due 2022 are freely convertible at the option of the holder on or after January 1, 2019 and prior to the close of business on the business day immediately preceding the maturity date, and could be converted at any time prior to the close of business on the business day immediately preceding January 1, 2019 only under the following circumstances:

•
during any calendar quarter commencing after the calendar quarter ending on March 31, 2018 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 15 trading days (whether or not consecutive) during a period of 25 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

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

Upon conversion of the Convertible Notes due 2022, holders will receive shares of the Company’s common stock. The Convertible Notes due 2022 are not redeemable by the Company.
The Convertible Notes due 2022 require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change (as defined in the indenture), holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
Upon the May and July 2018 issuances, we determined the initial carrying values of the liability components of the Convertible Notes due 2022 to be $154.3 million and $12.2 million, respectively, based on the fair value of a similar liability that does not have any associated conversion feature. We utilized recent pricing (with adjustments made to align the tenor) on (i) our Senior Unsecured Notes due 2019, (ii) Senior Unsecured Notes due 2020 and (iii) the pricing on recently issued unsecured bonds in the shipping sector as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes due 2022 is being amortized over the term of the Convertible Notes due 2022 under the effective interest method and recorded as part of financial expenses. The residual value (the conversion feature) of $34.2 million and $2.8 million, respectively, were recorded to Additional paid-in capital upon issuance.
The carrying value of the liability component of the Convertible Notes due 2022 (consisting of both the May 2018 and July 2018 issuances) as of December 31, 2018 was $171.5 million, and we incurred $3.8 million of coupon interest and $4.9 million of non-cash accretion during the year ended December 31, 2018. We were in compliance with the covenants related to the Convertible Notes due 2022 as of December 31, 2018.
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
The Senior Notes Due 2019 require us to comply with certain covenants, including financial covenants, restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. If we undergo a change of control, holders may require us to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants under our Senior Notes Due 2019 include:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Net worth shall always exceed $650.0 million.
The amount outstanding as of December 31, 2018 was $57.5 million, and we were in compliance with the financial covenants relating to this facility as of that date. On March 18, 2019 ("the Redemption Date"), we redeemed the entire outstanding balance of our Senior Notes Due 2019.  The redemption price of the Senior Notes Due 2019 was equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the Redemption Date.

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
This profit and loss agreement was recorded as a derivative, recorded at fair value through profit or loss, with any resultant gain or loss recognized in the consolidated statement of income or loss. Changes in fair value were recorded as unrealized gains or losses and actual earnings were recorded as realized gains or losses on derivative financial instruments within the consolidated statement of income or loss. The fair value of this instrument was determined by comparing published time charter rates to the charter rate in the agreement and discounting these cash flows to their present value.
The following has been recorded as realized and unrealized gains or losses on our derivative financial instruments during the years ended December 31, 2017 and 2016:

	Fair value adjustments
	Statement of income
Amounts in thousands of U.S. dollars	Realized (loss) / gain	Unrealized gain / (loss)	Recognized in equity

Profit and loss agreement	$(116)	$—	$—

Total year ended December 31, 2017	$(116)	$—	$—

Profit and loss agreement	$—	$1,371	$—

Total year ended December 31, 2016	$—	$1,371	$—

There was no derivative activity during the year ended and as of December 31, 2018.

15.	Segment reporting

Information about our reportable segments for the years ended December 31, 2018, 2017 and 2016 is as follows:

For the year ended December 31, 2018

In thousands of U.S. dollars	LR1/Panamax	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$47,722	$95,188	$203,414	$238,723	$585,047	$—	$585,047
Vessel operating costs	(28,942)	(48,249)	(91,975)	(111,294)	(280,460)	—	(280,460)
Voyage expenses	(591)	(440)	(3,225)	(890)	(5,146)	—	(5,146)
Charterhire	—	(19,223)	(7,883)	(32,526)	(59,632)	—	(59,632)
Depreciation	(19,290)	(18,190)	(72,610)	(66,633)	(176,723)	—	(176,723)
General and administrative expenses	(1,173)	(2,195)	(3,790)	(4,771)	(11,929)	(40,343)	(52,272)
Merger transaction related costs	—	—	—	—	—	(272)	(272)
Financial expenses	—	—	—	—	—	(186,628)	(186,628)
Loss on exchange of convertible notes	—	—	—	—	—	(17,838)	(17,838)
Financial income	111	16	22	515	664	3,794	4,458
Other expenses, net	—	—	—	—	—	(605)	(605)
Segment income or loss	$(2,163)	$6,907	$23,953	$23,124	$51,821	$(241,892)	$(190,071)

For the year ended December 31, 2017

In thousands of U.S. dollars	LR1/Panamax	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$22,573	$95,098	$157,123	$237,938	$512,732	$—	$512,732
Vessel operating costs	(12,561)	(50,145)	(67,254)	(101,267)	(231,227)	—	(231,227)
Voyage expenses	(1,018)	(3,087)	(2,642)	(986)	(7,733)	—	(7,733)
Charterhire	(2,230)	(24,560)	(6,258)	(42,702)	(75,750)	—	(75,750)
Depreciation	(7,828)	(18,159)	(54,922)	(60,509)	(141,418)	—	(141,418)
General and administrative expenses	(479)	(2,170)	(2,805)	(4,569)	(10,023)	(37,488)	(47,511)
Loss on sales of vessels	—	—	—	(23,345)	(23,345)	—	(23,345)
Merger transaction related costs	—	—	—	—	—	(36,114)	(36,114)
Bargain purchase gain	—	—	—	—	—	5,417	5,417
Financial expenses	—	—	—	—	—	(116,240)	(116,240)
Realized loss on derivative financial instruments	—	—	(116)	—	(116)	—	(116)
Financial income	26	214	15	338	593	945	1,538
Other expenses, net	—	1,876	—	—	1,876	(349)	1,527
Segment income or loss	$(1,517)	$(933)	$23,141	$4,898	$25,589	$(183,829)	$(158,240)

For the year ended December 31, 2016

In thousands of U.S. dollars	LR1/Panamax	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$5,843	$85,578	$165,256	$265,020	$521,697	$1,050	$522,747
Vessel operating costs	(33)	(32,817)	(50,028)	(104,242)	(187,120)	—	(187,120)
Voyage expenses	(19)	(479)	(375)	(705)	(1,578)	—	(1,578)
Charterhire	(5,657)	(26,292)	(16,025)	(30,888)	(78,862)	—	(78,862)
Depreciation	—	(18,014)	(41,900)	(61,547)	(121,461)	—	(121,461)
General and administrative expenses	(7)	(1,410)	(1,983)	(4,485)	(7,885)	(47,014)	(54,899)
Loss on sales of vessels	—	—	—	(2,078)	(2,078)	—	(2,078)
Financial expenses	—	—	—	—	—	(104,048)	(104,048)
Unrealized gain on derivative financial instruments	—	—	1,371	—	1,371	—	1,371
Financial income	—	6	37	47	90	1,123	1,213
Other expenses, net	—	—	—	(9)	(9)	(179)	(188)
Segment income or loss	$127	$6,572	$56,353	$61,113	$124,165	$(149,068)	$(24,903)

Revenue from customers representing greater than 10% of total revenue during the years ended December 31, 2018, 2017 and 2016, within their respective segments was as follows:

In thousands of U.S. dollars		For the year ended December 31,
Segment	Customer	2018	2017	2016
MR	Scorpio MR Pool Limited (1)	$225,181	$217,141	$248,974
LR2	Scorpio LR2 Pool Limited (1)	188,890	136,514	156,503
Handymax	Scorpio Handymax Tanker Pool Limited (1)	82,782	78,510	73,683
Panamax	Scorpio Panamax Tanker Pool Limited (1)	—	1,515	5,843
		$496,853	$433,680	$485,003

(1)	These customers are related parties as described in Note 17.

16.	Common shares

Follow-on Offerings of Common Shares
In October 2018, we closed on the sale of 18.2 million newly issued shares of our common stock in an underwritten public offering at an offering price of $18.50 per share. We received aggregate net proceeds of $319.6 million after deducting underwriters' discounts and offering expenses. Of the 18.2 million common shares issued, 5.4 million and 0.54 million shares were issued to Scorpio Bulkers Inc., and SSH, each a related party affiliate, respectively, at the offering price.
In December 2017, we closed on the sale of 3.45 million newly issued shares of our common stock in an underwritten public offering at an offering price of $30.00 per share. We received aggregate net proceeds of $99.6 million after deducting underwriters' discounts and offering expenses. Of the 3.45 million common shares issued, 0.67 million shares were issued to SSH, a related party affiliate, at the offering price.
In May 2017, we closed on the sale of 5.0 million newly issued shares of our common stock in an underwritten public offering at an offering price of $40.00 per share. We received aggregate net proceeds of $188.7 million, after deducting underwriters' discounts and offering expenses. The completion of this offering was a condition to closing the Merger with NPTI.
Merger with NPTI
On September 1, 2017, we issued a total of 5,499,999 common shares to NPTI's shareholders as consideration for the Merger.
Additionally, as a part of the Merger, we issued 0.2 million of warrants to the NPTI pool manager (a former related party affiliate of NPTI), exercisable into our common shares at an exercise price of $0.10 per warrant, upon the delivery of the vessels acquired from NPTI to the Scorpio Pools. The first warrant was issued in June 2017 as part of the NPTI Vessel Acquisition for an aggregate of 22,222 of the Company's common shares, and the second warrant was issued on similar terms to the first warrant on September 1, 2017 for an aggregate of 127,778 of the Company's common shares at an exercise price of $0.10 per share upon the delivery of each of the 23 remaining vessels to the Scorpio Pools. This transaction is further described in Note 2. All of the warrants had been exercised as of December 31, 2017.
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 500,000 common shares for issuance under the 2013 Equity Incentive Plan which was increased by an aggregate of 1,286,971 common shares through December 31, 2016 and subsequently revised as follows:

•
In October 2017, we reserved an additional 950,180 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In February 2018, we reserved an additional 512,244 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In June 2018, we reserved an additional 210,140 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In December 2018, we reserved an additional 1,383,248 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged

Under the terms of the 2013 Equity Incentive Plan, stock options and stock appreciation rights granted under the 2013 Equity Incentive Plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.
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
In December 2017, we issued 997,380 shares of restricted stock to our employees, 60,000 shares to our independent directors and 34,900 shares to SSH employees for no cash consideration. The share price on the issuance date was $30.90 per share. The vesting schedule of the restricted stock issued to our employees is as follows:

Number of restricted shares	Vesting date
36,043	September 5, 2019
67,026	March 2, 2020
125,857	June 1, 2020
139,576	September 4, 2020
67,026	March 1, 2021
125,858	June 1, 2021
139,577	September 3, 2021
67,026	March 1, 2022
125,858	June 1, 2022
103,533	September 2, 2022
997,380
The vesting schedule of the restricted stock issued to SSH employees is (i) one-third of the shares vest on June 1, 2020, (ii) one-third of the shares vest on June 1, 2021, and (iii) one-third of the shares vest on June 1, 2022. The vesting schedule of the restricted shares issued to our independent directors is (i) one-third of the shares vested on September 5, 2018, (ii) one-third of the shares vest on September 5, 2019, and (iii) one-third shares vest on September 4, 2020.
In March 2018, we issued 500,245 shares of restricted stock to our employees and 12,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $22.15 per share. The vesting schedule of the restricted stock issued to our employees is as follows:

Number of restricted shares	Vesting date
123,518	September 4, 2020
21,750	November 4, 2020
21,479	March 1, 2021
123,518	September 3, 2021
21,750	November 5, 2021
21,480	March 1, 2022
123,519	September 2, 2022
21,751	November 4, 2022
21,480	March 1, 2023
500,245
The vesting schedule of the restricted stock issued to our independent directors is: (i) one-third of the shares vested on March 1, 2019, (ii) one-third of the shares vest on March 2, 2020, and (iii) one-third of the shares vest on March 1, 2021.

In September 2018, we issued 198,141 shares of restricted stock to our employees and 12,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.75 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on June 9, 2021, (ii) one-third of the shares vest on June 9, 2022, and (iii) one-third of the shares vest on June 8, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vest on June 10, 2019, (ii) one-third of the shares vest on June 10, 2020, and (iii) one-third of the shares vest on June 9, 2021.
In December 2018, we issued 1,103,248 shares of restricted stock to our employees and 60,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.55 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on September 23, 2021, (ii) one-third of the shares vest on September 26, 2022, and (iii) one-third of the shares vest on September 25, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vest on September 25, 2019, (ii) one-third of the shares vest on September 24, 2020, and (iii) one-third of the shares vest on September 23, 2021.
There were 226,107 shares eligible for issuance under the 2013 Equity Incentive Plan as of December 31, 2018.
The following is a summary of activity for awards of restricted stock during the years ended December 31, 2018 and 2017:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2016	1,261,358	$85.21
Granted	1,092,280	30.90
Vested	(423,697)	89.92
Forfeited	(4,500)	75.87
Outstanding and non-vested, December 31, 2017	1,925,441	53.39
Granted	1,885,633	20.28
Vested	(447,380)	89.13
Forfeited	(3,807)	52.59
Outstanding and non-vested, December 31, 2018	3,359,887	$30.05
Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.
Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the year ending December 31, 2019	24,440	1,393	25,833
For the year ending December 31, 2020	18,554	539	19,093
For the year ending December 31, 2021	11,465	119	11,584
For the year ending December 31, 2022	4,858	—	4,858
For the year ending December 31, 2023	1,235	—	1,235
	$60,552	$2,051	$62,603

 Dividend Payments
The following dividends were paid during the years ended December 31, 2018, 2017 and 2016.

Dividends	Date
per share	Paid
$1.250	March 30, 2016
$1.250	June 24, 2016
$1.250	September 29, 2016
$1.250	December 22, 2016
$0.100	March 30, 2017
$0.100	June 14, 2017
$0.100	September 29, 2017
$0.100	December 28, 2017
$0.100	March 27, 2018
$0.100	June 28, 2018
$0.100	September 27, 2018
$0.100	December 13, 2018
2015 Securities Repurchase Program
In May 2015, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of our common stock and bonds, the latter of which currently consists of our (i) Convertible Notes due 2019, (ii) Senior Notes Due 2020 (NYSE: SBNA), and (iii) Convertible Notes due 2022.
During the year ended December 31, 2018, we purchased an aggregate of 1,351,235 of our common shares that are being held as treasury shares at an average price of $17.20 per share.
We had $123.8 million remaining under our Securities Repurchase Program as of December 31, 2018. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
There were 6,349,294 and 4,998,059 common shares held in treasury at each of December 31, 2018 and December 31, 2017, respectively.
Shares outstanding
We currently have 175,000,000 registered shares of which 150,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 designated as preferred shares with a par value of $0.01.
As of December 31, 2018, we had 51,397,562 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.

17.	Related party transactions
On September 29, 2016, we agreed to amend our master agreement, or the Master Agreement, with SCM and SSM under a deed of amendment, or the Deed of Amendment. Pursuant to the terms of the Deed of Amendment, on November 15, 2016, we entered into definitive documentation to memorialize the agreed amendments to the Master Agreement, or the Amended and Restated Master Agreement.
On February 22, 2018, we entered into definitive documentation to memorialize agreed amendments to the Amended and Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement, or the Revised Master Agreement, is effective as from January 1, 2018.
Pursuant to the Revised Master Agreement, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000 per vessel, and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement, did not materially differ from the annual technical management fee charged prior to the amendment.

Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the consolidated statements of income or loss and balance sheets are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2018	2017	2016
Pool revenue(1)
Scorpio MR Pool Limited	$225,181	$217,141	$248,974
Scorpio LR2 Pool Limited	188,890	136,514	156,503
Scorpio Handymax Tanker Pool Limited	82,782	78,510	73,683
Scorpio LR1 Pool Limited	46,823	13,895	—
Scorpio Panamax Tanker Pool Limited	—	1,515	5,843
Scorpio Aframax Pool Limited	—	1,170	—
Voyage expenses(2)	(1,290)	(1,786)	(1,128)
Vessel operating costs(3)	(34,272)	(27,601)	(22,526)
Administrative expenses(4)	(12,475)	(10,744)	(9,462)

(1)
These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related party affiliates. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels. In September 2018, we entered into an agreement with SCM whereby SCM will reimburse a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

(2)	Related party expenditures included within voyage expenses in the consolidated statements of income or loss consist of the following:

◦
Expenses due to SCM, a related party affiliate, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1/Panamax and LR2/Aframax vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture.  These expenses are included in voyage expenses in the consolidated statements of income or loss. In September 2018, we entered into an agreement with SCM whereby SCM will reimburse a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

•
Voyage expenses of $25,747 charged by a related party port agent during the year ended December 31, 2018. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions. No voyage expenses were charged by this port agent during the years ended December 31, 2017 and 2016. The fees and rates charged by this port agent are based on the prevailing market rates for such services in each respective region.

(3)	Related party expenditures included within vessel operating costs in the consolidated statements of income or loss consist of the following:

•
Technical management fees of $30.1 million, $22.9 million, and $19.5 million charged by SSM, a related party affiliate, during the years ended December 31, 2018, 2017 and 2016 respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support.

•
Insurance related expenses of $2.6 million, $4.3 million and $3.0 million incurred through a related party insurance broker during the years ended December 31, 2018, 2017 and 2016, respectively. In 2016, an Executive Officer of the Company acquired a minority interest, which in 2018 increased to a majority interest, in an insurance broker which arranges hull and machinery and war risk insurance for certain of our owned and finance leased vessels. This broker has arranged such policies for the Company since 2010 and the extent of the coverage and the manner in which the policies are priced did not change as a result of this transaction. In September 2018, the Executive Officer disposed of his interest in the insurance broker in its entirety to a third party not affiliated with the Company. The amounts recorded reflect the amortization of the policy premiums through September 2018, which are paid directly to the broker, who then remits the premiums to the underwriters.

•
Vessel operating expenses of $1.6 million and $0.4 million charged by a related party port agent during the years ended December 31, 2018 and 2017, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions. The fees and rates charged by this port agent are based on the prevailing market rates for such services in each respective region.

(4)
We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for the reasonable direct or indirect expenses that are incurred on our behalf. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within Scorpio.  The expenses incurred under this agreement were as follows, and were recorded in general and administrative expenses in the consolidated statement of income or loss.

•
The expense for the year ended December 31, 2018 of $12.5 million included (i) administrative fees of $11.1 million charged by SSH, (ii) restricted stock amortization of $1.3 million, which relates to the issuance of an aggregate of 114,400 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014, July 2015, July 2016 and December 2017, and (iii) the reimbursement of expenses of $46,535.

•
The expense for the year ended December 31, 2017 of $10.7 million included (i) administrative fees of $9.0 million charged by SSH, (ii) restricted stock amortization of $1.2 million, which relates to the issuance of an aggregate of 114,400 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014, July 2015, July 2016 and December 2017 and (iii) the reimbursement of expenses of $0.5 million.

•
The expense for the year ended December 31, 2016 of $9.5 million included (i) administrative fees of $7.3 million charged by SSH, (ii) restricted stock amortization of $1.6 million, which relates to the issuance of an aggregate of 79,500 shares of restricted stock to SSH employees for no cash consideration in May and September 2014, July 2015 and July 2016 and (iii) the reimbursement of expenses of $0.6 million.

We had the following balances with related party affiliates, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2018	2017
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$66,178	$44,880
Accounts receivable and prepaid expenses (SSM) (2)	2,461	6,391
Accounts receivable and prepaid expenses (SCM) (3)	2,511	—
Accounts receivable and prepaid expenses (related party insurance broker) (4)	—	2,428
Other assets (pool working capital contributions) (5)	42,973	41,401
Liabilities:
Accounts payable and accrued expenses (SSM)	832	766
Accounts payable and accrued expenses (related party port agent)	459	95
Accounts payable and accrued expenses (SSH)	409	190
Accounts payable and accrued expenses (SCM)	389	191
Accounts payable and accrued expenses (owed to the Scorpio Pools)	66	462
Accounts payable and accrued expenses (related party insurance broker)	—	2,190

(1)
Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of December 31, 2018 and 2017 include $22.9 million and $25.7 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:

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

•
For vessels in the Scorpio LR2 Pool, Scorpio Aframax Pool and Scorpio LR1 Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from each pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts and are therefore classified as current.

(2)	Accounts receivable and prepaid expenses from SSM relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.

(3)	Accounts receivable and prepaid expenses from SCM primarily relate to the reduction of commission rebate to 0.85% of gross revenue per charter fixture as described above.
(4) Accounts receivable and prepaid expenses from related-party insurance brokerage firm (as discussed above) relate to premiums which have been prepaid and are being amortized over the term of the respective policy. In September 2018, the Executive Officer who had an ownership interest in this firm disposed of their interest in its entirety to a third party not affiliated with the Company.

(5)	Represents the non-current portion of working capital receivables as described above.
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

•
During the year ended December 31, 2018, we paid SSH an aggregate fee of $0.7 million in connection with the purchase and delivery of STI Esles II and STI Jardins. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Administrative Services Agreement.

•
During the year ended December 31, 2017, we paid SSH an aggregate fee of $2.2 million in connection with the purchase and delivery of STI Galata, STI Bosphorus, STI Leblon, STI La Boca, STI San Telmo and STI Donald C. Trauscht. Additionally, we paid SCM an aggregate termination fee of $0.2 million that was due under the commercial management agreements and we paid SSM an aggregate termination fee of $0.2 million that was due under the technical management agreements as a result of the sales of STI Emerald and STI Sapphire which have been recorded within loss on sales of vessels within the consolidated statement of income or loss. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Services Agreement.

•
During the year ended December 31, 2016, we paid SSH an aggregate fee of $1.7 million in connection with the sales of STI Lexington, STI Mythos, STI Chelsea, STI Powai, and STI Olivia and a fee of $0.6 million for the purchase and delivery of STI Lombard. Additionally, we paid SCM an aggregate termination fee of $2.7 million that was due under the commercial management agreements and we paid SSM an aggregate termination fee of $2.5 million that was due under the technical management agreements as a result of the aforementioned vessel sales. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Services Agreement. The aggregate fees paid to SCM, SSH and SSM as they relate to the aforementioned vessel sales, are recorded within loss on sales of vessels within the consolidated statement of income or loss.

In 2011, we entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. There were no costs incurred under this agreement during the years ended December 31, 2018, 2017 and 2016. We also have an agreement with SSM to supervise the eight MR product tankers that were under construction at HMD and delivered throughout 2017 and in January 2018. We paid SSM $0.7 million under this agreement during the year ended December 31, 2017. There were no costs incurred under this agreement during the years ended December 31, 2018 and 2016.
 Key management remuneration
The table below shows key management remuneration for the years ended December 31, 2018, 2017 and 2016:

	For the year ended December 31,
In thousands of U.S. dollars	2018	2017	2016
Short-term employee benefits (salaries)	$5,436	$6,614	$8,786
Share-based compensation (1)	20,316	19,113	25,575
Total	$25,752	$25,727	$34,361

(1)	Represents the amortization of restricted stock issued under our equity incentive plans as described in Note 16.
For the purpose of the table above, key management are those persons who have authority and responsibility for making strategic decisions, and managing operating, financial and legal activities.
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.

18.	Vessel revenue

During the years ended December 31, 2018, 2017 and 2016, we had five, five, and six vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater), respectively. The remaining vessels earned revenue from the Scorpio Pools or in the spot market.

Revenue Sources

	For the year ended December 31,
In thousands of U.S. dollars	2018	2017	2016
Pool revenue	$543,784	$458,730	$485,003
Time charter revenue	34,015	37,411	36,694
Voyage revenue (spot market)	7,248	16,591	—
Other revenue	—	—	1,050
	$585,047	$512,732	$522,747

19.	Operating Leases

Time and Bareboat Chartered-In Vessels

The following table depicts our time or bareboat chartered-in vessel commitments during the year ended December 31, 2018:

	Name	Year built	Vessel class	Charter type	Delivery (1)	Charter Expiration	Rate ($/ day)
	Active as of December 31, 2018
1	Silent	2007	Handymax	Bareboat	January-17	March-19	7,500
2	Single	2007	Handymax	Bareboat	January-17	March-19	7,500
3	Star I	2007	Handymax	Bareboat	January-17	March-19	7,500
4	Steel	2008	Handymax	Bareboat	January-17	March-19	6,000
5	Sky	2008	Handymax	Bareboat	January-17	March-19	6,000
6	Stone I	2008	Handymax	Bareboat	January-17	March-19	6,000
7	Style	2008	Handymax	Bareboat	January-17	March-19	6,000
8	Miss Benedetta	2012	MR	Time Charter	March-18	January-19	14,000
9	STI Beryl	2013	MR	Bareboat	April-17	April-25	8,800	(2)
10	STI Le Rocher	2013	MR	Bareboat	April-17	April-25	8,800	(2)
11	STI Larvotto	2013	MR	Bareboat	April-17	April-25	8,800	(2)
	Time or bareboat charters that expired in 2018
1	Krisjanis Valdemars	2007	Handymax	Time Charter	February-11	March-18	11,250
2	Vukovar	2015	MR	Time Charter	May-15	April-18	17,034
3	Kraslava	2007	Handymax	Time Charter	January-11	May-18	11,250
4	Zefyros	2013	MR	Time Charter	July-16	May-18	13,250
5	CPO New Zealand	2011	MR	Time Charter	September-16	August-18	15,250
6	CPO Australia	2011	MR	Time Charter	September-16	August-18	15,250
7	Densa Alligator	2013	LR2	Time Charter	February-18	August-18	14,300
8	Ance	2006	MR	Time Charter	October-16	September-18	13,500
9	Gan-Trust	2013	MR	Time Charter	January-13	December-18	13,950
10	Densa Crocodile	2015	LR2	Time Charter	June-18	December-18	14,800

(1)	Represents delivery date or estimated delivery date.
(2)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million, and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.

The undiscounted remaining future minimum lease payments under these arrangements as of December 31, 2018 are $65.4 million. The obligations under these agreements will be repaid as follows:

	As of December 31,
In thousands of U.S. dollars	2018	2017
Less than 1 year	$14,241	$52,532
1 - 5 years	38,570	42,839
5+ years	12,628	22,264
Total	$65,439	$117,635
During the years ended December 31, 2018, 2017 and 2016, our charterhire expense was $59.6 million, $75.8 million and $78.9 million, respectively. These lease payments include payments for the non-lease elements in our time chartered-in arrangement that expired in January 2019. Moreover, the accounting for the bareboat charter-in arrangements for STI Beryl, STI Larvotto and STI Le Rocher will change in future periods as a result of the transition to IFRS 16, Leases, the impact of which is described in Note 1.
Time Chartered-Out Vessels

The following table summarizes the terms of our time chartered-out vessels that were in place during the years ended December 31, 2018 and 2017.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration	Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	March-19	$18,000
2	STI Poplar	2014	Handymax	January-16	February-19	$18,000
3	STI Notting Hill	2015	MR	November-15	October-18	$20,500
4	STI Westminster	2015	MR	December-15	October-18	$20,500
5	STI Rose	2015	LR2	February-16	February-19	$28,000

Payments received include payments for the non-lease elements in these time chartered-out arrangements.
The future minimum payments due to us under these non-cancellable leases are set forth below. These minimum payments are shown net of address commissions, which are deducted upon payment.

	As of December 31,
In thousands of U.S. dollars	2018	2017
Less than 1 year	$2,581	$35,992
1 - 5 years	—	2,176
5+ years	—	—
Total	$2,581	$38,168

20.	General and administrative expenses
General and administrative expenses primarily represent employee benefit expenses, professional fees and administrative fees payable to SSH under our administrative services agreement (as described in Note 17).
Employee benefit expenses consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2018	2017	2016
Short term employee benefits (salaries)	$9,605	$9,196	$12,330
Share based compensation (see Note 16)	25,547	22,385	30,207
	$35,152	$31,581	$42,537

21.	Financial expenses

Financial expenses consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2018	2017	2016
Interest expense on debt (1)	$145,871	$86,703	$63,858
Amortization of deferred financing fees	10,541	13,381	14,149
Write-off of deferred financing fees (2)	13,212	2,467	14,479
Accretion of convertible notes (as described in Note 13)	13,225	12,211	11,562
Accretion of premiums and discounts on assumed debt(3)	3,779	1,478	—
Total financial expenses	$186,628	$116,240	$104,048

(1)
The increase in interest expense is primarily attributable to increases in the Company’s average carrying value of debt balance in addition to increases in LIBOR rates throughout 2018. Average carrying value of our debt outstanding during the years ended December 31, 2018, 2017 and 2016 was $2,806.9 million, $2,265.7 million and $1,986.6 million, respectively. The increase in average carrying value of our debt balance during the year ended December 31, 2018 was primarily the result of the Merger and the assumption of NPTI's indebtedness of $907.4 million in aggregate in addition to a series of initiatives to refinance the existing indebtedness on certain of the vessels in our fleet (as described in Note 13). Interest payable during those periods was offset by interest capitalized from vessels under construction (as described in Note 7) of $0.2 million, $4.2 million and $6.3 million, during the years ended December 31, 2018, 2017 and 2016 respectively.

(2)
The write-off of deferred financing fees in the year ended December 31, 2018 include (i) $1.2 million related to the exchange of our Convertible Notes due 2019 in May and July 2018 (as described in Note 11), and (ii) $12.0 million related to the initiatives to refinance the existing indebtedness on certain of the vessels in our fleet (as described in Note 13). The write-off of deferred financing fees in the year ended December 31, 2017 includes (i) $0.5 million related to the repayment of debt as a result of the sales of two vessels (as described in Note 6), (ii) $0.1 million related to the repayment of debt as a result of the sale and operating leasebacks of three vessels (as described in Note 19), (iii) $1.1 million related to the repayment of debt as a result of the finance lease arrangements for five vessels (as described in Note 13), and (iv) $0.8 million related to the refinancing and repayment of various secured and unsecured borrowings during the year ended December 31, 2017. The write-off of deferred financing fees in the year ended December 31, 2016 includes (i) $3.2 million related to the repayment of debt as a result of the sales of five vessels, and (ii) $11.2 million related to the refinancing of outstanding borrowings under various credit facilities and the repurchase of our Convertible Notes due 2019 as described in Note 13.

(3)
The accretion of premiums and discounts represent the accretion or amortization of the fair value adjustments relating to the indebtedness assumed from NPTI that have been recorded since the closing dates of the NPTI Vessel Acquisition and the September Closing.

22.	Tax
Scorpio Tankers Inc. and its subsidiaries are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands’ income tax. Based upon review of applicable laws and regulations, and after consultation with counsel, we do not believe we are subject to material income taxes in any jurisdiction, including the United States of America. Therefore, we did not have any income tax charges, benefits, or balances as of or for the periods ended December 31, 2018, 2017 and 2016.

23.	(Loss) / earnings per share
The calculation of both basic and diluted (loss) / earnings per share is based on net income or loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
In thousands of U.S. dollars except for share data	2018	2017	2016
Net loss attributable to equity holders of the parent - basic	$(190,071)	$(158,240)	$(24,903)
Convertible notes interest expense	—	—	—
Convertible notes deferred financing amortization	—	—	—
Net loss attributable to equity holders of the parent - diluted	$(190,071)	$(158,240)	$(24,903)

Basic weighted average number of shares	34,824,311	21,533,340	16,111,865
Effect of dilutive potential basic shares:
Restricted stock	—	—	—
Convertible notes	—	—	—
	—	—	—
Diluted weighted average number of shares	34,824,311	21,533,340	16,111,865

Loss Per Share:
Basic	$(5.46)	$(7.35)	$(1.55)
Diluted	$(5.46)	$(7.35)	$(1.55)

During the years ended December 31, 2018, 2017 and 2016, we incurred net losses and as a result, the inclusion of potentially dilutive shares relating to unvested shares of restricted stock and our Convertible Notes due 2019 and Convertible Notes due 2022 were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.  Accordingly, interest expense, deferred financing amortization and the potentially dilutive securities relating to the conversion of the Convertible Notes due 2019 and Convertible Notes due 2022 (representing 6,613,733, 3,442,282, and 3,404,979 shares of common stock for the years ended December 31, 2018, 2017 and 2016, respectively) along with the potentially dilutive impact of 3,359,887 and 1,925,441 and 1,261,358 unvested shares of restricted stock were excluded from the computation of diluted earnings per share for the years ended December 31, 2018, 2017 and 2016, respectively.

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
The fair values and carrying values of our financial instruments at December 31, 2018 and 2017, respectively, are shown in the table below.

Categories of Financial Instruments

	As of December 31, 2018		As of December 31, 2017
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$593,652	$593,652	$186,462	$186,462
Restricted cash (2)	12,285	12,285	11,387	11,387
Accounts receivable (3)	69,718	69,718	65,458	65,458
Investment in ballast water treatment supplier (4)	1,751	1,751	—	—
Working capital contributions to Scorpio Pools (5)	42,973	42,973	41,401	41,401
Seller's credit on sale leaseback vessels (6)	9,087	9,087	8,581	8,581

Financial liabilities
Accounts payable (7)	$11,865	$11,865	$13,044	$13,044
Accrued expenses (7)	22,972	22,972	32,838	32,838
Secured bank loans (8)	1,066,452	1,066,452	1,615,248	1,615,248
Finance lease liability (9)	1,420,381	1,420,381	717,139	717,139
Unsecured Senior Notes Due 2020 (10)	52,584	53,750	53,449	53,750
Unsecured Senior Notes Due 2019 (10)	58,029	57,500	58,466	57,500
Convertible Notes due 2019 (11)	140,267	145,000	316,184	348,500
Convertible Notes due 2022 (11)	163,842	203,500	—	—

(1)	Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

(2)	Restricted cash are considered Level 1 items due to the liquid nature of these assets.

(3)	We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.

(4)
We consider the value of our minority interest in our ballast water treatment system supplier (as described in Note 9) to be a Level 3 fair value measurement, as this supplier is a private company and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised the put option set forth in the agreement in full). Moreover, we consider that its carrying value approximates fair value given that the value of this investment is contractually limited to the strike prices set forth in the put and call options prescribed in the agreement and the difference between the two prices is not significant. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options is $0.6 million.

(5) Non-current working capital contributions to the Scorpio Pools are repaid, without interest, upon a vessel’s exit from the pool. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets.  We consider that their carrying values approximate fair value given that the amounts due are contractually fixed based on the terms of each pool agreement.
(6) The seller's credit on lease financed vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 13.  This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.  This deposit has been recorded as a financial asset measured at amortized cost.  The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease using the effective interest method, through interest income, until expiration.  We consider that its carrying value approximates fair value given that its value is contractually fixed based on the terms of each lease.

(7)	We consider that the carrying amounts of accounts payable and accrued expenses approximate the fair value due to the relative short maturity of these instruments.

(8)
The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $12.6 million and $29.9 million of unamortized deferred financing fees as of December 31, 2018 and 2017, respectively.

(9)
The carrying value of our obligations due under finance lease arrangements are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates. These amounts are shown net of $9.5 million and $1.2 million of unamortized deferred financing fees as of December 31, 2018 and 2017, respectively.

(10) The carrying value of our Unsecured Senior Notes Due 2020 and 2019 are measured at amortized cost using the effective interest method. The carrying values shown in the table are the face value of the notes. These notes are shown net of $0.5 million and $0.5 million of unamortized deferred financing fees, respectively, on our consolidated balance sheet as of December 31, 2018. These notes are shown net of $0.8 million and $1.5 million of unamortized deferred financing fees, respectively, on our consolidated balance sheet as of December 31, 2017. Our Senior Notes Due 2020 and 2019 are quoted on the New York Stock Exchange under the symbols 'SBNA' and 'SBBC', respectively. We consider their fair values to be Level 1 measurements due to their quotation on an active exchange.
(11) The carrying value of our Convertible Notes due 2019 and Convertible Notes 2022 shown in the table above are their face value. The liability component of the Convertible Notes due 2019 has been recorded within Long-term debt on the consolidated balance sheet as of December 31, 2018 and 2017, net of $0.4 million and $2.8 million, respectively, of unamortized deferred financing fees. The equity component of the Convertible Notes due 2019 has been recorded within Additional paid-in capital on the consolidated balance sheet, net of $1.9 million, of unamortized deferred financing fees. These instruments are traded in inactive markets and are valued based on quoted prices on the recent trading activity. Accordingly, we consider its fair value to be a Level 2 measurement.
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
Spot market rate risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $43.7 million, $36.6 million and $31.1 million for the years ended December 31, 2018, 2017 and 2016, respectively.
Interest rate risk
The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the entire year.
If interest rates had been 1% higher/lower and all other variables were held constant, our net loss for the year ended December 31, 2018 would have decreased/increased by $22.8 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities and lease financing arrangements as described in Note 13.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2017 would have decreased/increased by $17.9 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities and lease financing arrangements as described in Note 13.
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

Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial manager. We did not experience any credit losses on our accounts receivables portfolio in the years ended December 31, 2018, 2017 and 2016.
The carrying amount of financial assets recognized on our consolidated financial statements represents the maximum exposure to credit risk without taking into account the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2018, 2017 and 2016.
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
Economic conditions in the product tanker market were challenging during the year ended December 31, 2018, with freight rates at their lowest levels since 2009, resulting in the incurrence of significant losses during that period. In the month of December 2018 and into the first quarter of 2019, economic conditions in the product tanker market have improved, and, as described in Note 16, we have also raised $319.6 million in additional liquidity in an underwritten offering of our common shares. Our Senior Unsecured Notes due 2019 and Convertible Notes due 2019 are scheduled to mature in June and July of 2019, respectively. While we believe our current financial position is adequate to address the maturity of these instruments, a deterioration in economic conditions could cause us to pursue other means to raise liquidity, such as through the sale of vessels, to meet these obligations. Moreover, a deterioration in economic conditions could cause us to breach our debt covenants, and could have a material adverse effect on our business, results of operations, cash flows and financial condition
Based on internal forecasts and projections, which take into account reasonably possible changes in our trading performance, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to newbuilding installments, debt service obligations and charterhire commitments) for a period of at least twelve months from the date of approval of these consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
Remaining contractual maturity on secured and unsecured credit facilities
The following table details our remaining contractual maturity for our secured and unsecured credit facilities and lease financing arrangements. The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay. The table includes both interest and principal cash flows.
As the interest cash flows are not fixed, the interest amount included has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

	As of December 31,
In thousands of U.S. dollars	2018	2017
Less than 1 month	$18,994	$24,868
1-3 months	140,710	65,294
3 months to 1 year	419,070	219,144
1-3 years	1,049,739	1,215,144
3-5 years	1,095,717	1,222,889
5+ years	910,050	684,330
Total	$3,634,280	$3,431,669
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
January 2019 Reverse Stock Split
On January 18, 2019, the Company effected a one-for-ten reverse stock split. The Company's shareholders approved the reverse stock split including the change in authorized common shares at the Company's special meeting of shareholders held on January 15, 2019. Pursuant to this reverse stock split, the total number of authorized common shares was reduced to 150,000,000 shares and the number of common shares outstanding was reduced from 513,975,324 shares to 51,397,470 shares (which reflects adjustments for fractional share settlements). The par value of the common shares was not adjusted as a result of the reverse stock split. All share and per share information contained in these consolidated financial statements has been retroactively adjusted to reflect the reverse stock split.
Declaration of Dividend
On February 13, 2019, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share payable on or about March 28, 2019 to all shareholders of record as of March 13, 2019 (the record date). As of March 15, 2019, there were 51,396,970 common shares outstanding.
Convertible Notes due 2019 and Convertible Notes due 2022
On March 13, 2019, the conversion rates of the Convertible Notes due 2019 and Convertible Notes due 2022 were adjusted to reflect the Company's expected payment of a cash dividend on or about March 28, 2019 to all shareholders of record as of March 13, 2019. The new conversion rates for the Convertible Notes due 2019 and Convertible Notes due 2022 are 10.1110 and 25.4799 shares, respectively, of the Company's common shares representing an increase of the prior conversion rate of 0.0570 and 0.1437 shares, respectively, for each $1,000 principal amount of the Convertible Notes due 2019 and Convertible Notes due 2022.
2013 Equity Incentive Plan
On February 28, 2019, the Company's Board of Directors approved the reloading of the 2013 Equity Incentive Plan and reserved an additional 86,977 common shares, par value $0.01 per share, for issuance pursuant to the plan.
Securities Repurchase Program
In March 2019, the Company repurchased $2.3 million face value of its Convertible Notes due 2019 at an average price of $990.00 per $1,000 principal amount, or $2.3 million. The Company had $121.6 million remaining under the Securities Repurchase Program as of March 15, 2019.  The Company expects to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but it is not obligated under the terms of the program to repurchase any securities.
Redemption of Senior Notes due 2019
On March 18, 2019 ("the Redemption Date"), the Company redeemed the entire outstanding balance of the Senior Notes Due 2019.  The redemption price of the Senior Notes Due 2019 was equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the Redemption Date.