Form 20-F
period 2019-12-31
Scorpio Tankers Inc.
filed 2020-03-31
CIK 1483934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Mr. Emanuele Lauro
+377-9798-5716
investor.relations@scorpiotankers.com
9, Boulevard Charles III Monaco 98000
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	STNG	New York Stock Exchange
6.75% Senior Notes due 2020	SBNA	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, there were 58,202,400 outstanding shares of common stock, par value $0.01 per share.

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
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:

•	our future operating or financial results;

•	the strength of world economies and currencies;

•	fluctuations in interest rates and foreign exchange rates;

•	general market conditions, including the market for our vessels, fluctuations in spot and charter rates and vessel values;

•	the length and severity of the recent novel coronavirus (COVID-19) outbreak, including its impact on the demand for seaborne transportation of petroleum products;

•	availability of financing and refinancing;

•	our business strategy and other plans and objectives for growth and future operations;

•	our ability to successfully employ our vessels;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	our ability to realize the expected benefits from acquisitions;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	vessel breakdowns and instances of off-hire;

•	competition within our industry;

•	the supply of and demand for vessels comparable to ours;

•	corruption, piracy, militant activities, political instability, terrorism, and ethnic unrest in locations where we may operate;

•	delays and cost overruns in construction projects;

•	our level of indebtedness;

•	our ability to obtain financing and to comply with the restrictive and other covenants in our financing arrangements;

•	our need for cash to meet our debt service obligations;

•	our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;

•
our ability to successfully identify, consummate, integrate, and realize the expected benefits from acquisitions, including our recent acquisition of the leasehold interests in 19 vessels from Trafigura Maritime Logistics Pte. Ltd., or Trafigura, by way of acquisition of the companies that hold the vessels;

•	reputational risks;

•	availability of skilled workers and the related labor costs and related costs;

•
the recent implementation of the MarPol convention, Annex VI Prevention of Air Pollution from Ships which will reduce the maximum amount of sulfur that ships can emit into the air, which was applicable in January 2020;

•	the recent implementation of the International Convention for the Control and Management of Ships' Ballast Water and Sediments (BWM) in September 2019;

•	compliance with governmental, tax, environmental and safety regulation;

•	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;

•	general economic conditions and conditions in the oil and natural gas industry;

•	effects of new products and new technology in our industry;

•	the failure of counterparties to fully perform their contracts with us;

•	our dependence on key personnel;

•	adequacy of insurance coverage;

•	our ability to obtain indemnities from customers;

•	changes in laws, treaties or regulations applicable to us;

•	the volatility of the price of our common shares and our other securities;

•	other factors that may affect our future results; and

•	these factors and other risk factors described in this annual report and other reports that we furnish or file with the U.S. Securities and Exchange Commission, or the SEC.
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
As used herein, “SLR2P” refers to the Scorpio LR2 Pool, “SLR1P” refers to the Scorpio LR1 Pool, “SMRP” refers to the Scorpio MR Pool, and “SHTP” refers to the Scorpio Handymax Tanker Pool, which are spot market-oriented tanker pools in which certain of our vessels operate.
References in this annual report to common shares are adjusted to reflect the consolidation of common shares through a one-for-ten reverse stock split, which became effective as of January 18, 2019.
A. Selected Financial Data
The following tables set forth our selected consolidated financial data and other operating data as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015. The selected data is derived from our audited consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our audited consolidated income statement and statement of cash flows for the years ended December 31, 2019, 2018 and 2017 and our consolidated balance sheets as of December 31, 2019 and 2018, together with the notes thereto, are included herein. Our audited consolidated financial statements for the years ended December 31, 2016 and 2015 and our consolidated balance sheets as of December 31, 2017, 2016 and 2015, and the notes thereto, are not included herein.

	For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2019	2018	2017	2016	2015
Consolidated income statement data
Revenue
Vessel revenue	$704,325	$585,047	$512,732	$522,747	$755,711
Operating expenses
Vessel operating costs	(294,531)	(280,460)	(231,227)	(187,120)	(174,556)
Voyage expenses	(6,160)	(5,146)	(7,733)	(1,578)	(4,432)
Charterhire	(4,399)	(59,632)	(75,750)	(78,862)	(96,865)
Depreciation - owned or finance leased vessels	(180,052)	(176,723)	(141,418)	(121,461)	(107,356)
Depreciation - right of use assets for vessels	(26,916)	—	—	—	—
General and administrative expenses	(62,295)	(52,272)	(47,511)	(54,899)	(65,831)
Write down of vessels held for sale and net loss on sales of vessels	—	—	(23,345)	(2,078)	(35)
Write-off of vessel purchase options	—	—	—	—	(731)
Merger transaction related costs	—	(272)	(36,114)	—	—
Bargain purchase gain	—	—	5,417	—	—
Gain on sale of Dorian shares	—	—	—	—	1,179
Total operating expenses	(574,353)	(574,505)	(557,681)	(445,998)	(448,627)
Operating income / (loss)	129,972	10,542	(44,949)	76,749	307,084
Other (expense) and income, net
Financial expenses	(186,235)	(186,628)	$(116,240)	(104,048)	(89,596)
Loss on exchange of convertible notes	—	(17,838)	—	—	—
Realized loss on derivative financial instruments	—	—	(116)	—	55
Unrealized gain on derivative financial instruments	—	—	—	1,371	(1,255)
Financial income	8,182	4,458	1,538	1,213	145
Other expenses, net	(409)	(605)	1,527	(188)	1,316
Total other expense, net	(178,462)	(200,613)	(113,291)	(101,652)	(89,335)
Net (loss) / income	$(48,490)	$(190,071)	$(158,240)	$(24,903)	$217,749
(Loss) / earnings per common share:(1)
Basic (loss) / earnings per share	$(0.97)	$(5.46)	$(7.35)	$(1.55)	$13.49
Diluted (loss) / earnings per share	$(0.97)	$(5.46)	$(7.35)	$(1.55)	$11.97
Cash dividends declared per common share	$0.400	$0.400	$0.400	$5.000	$4.950
Basic weighted average shares outstanding	49,857,998	34,824,311	21,533,340	16,111,865	16,143,644
Diluted weighted average shares outstanding	49,857,998	34,824,311	21,533,340	16,111,865	19,973,932

	As of December 31,
In thousands of U.S. dollars	2019	2018	2017	2016	2015
Balance sheet data
Cash and cash equivalents	$202,303	$593,652	$186,462	$99,887	$200,970
Vessels and drydock	4,008,158	3,997,789	4,090,094	2,913,254	3,087,753
Vessels under construction	—	—	55,376	137,917	132,218
Right of use assets	697,903	—	—	—	—
Total assets	5,164,010	4,784,164	4,498,376	3,230,187	3,523,455
Current and non-current debt (2)	2,552,473	2,910,315	2,767,193	1,882,681	2,049,989
IFRS 16 - lease liability	569,974	—	—	—	—
Shareholders’ equity	1,976,989	1,839,012	1,685,301	1,315,200	1,413,885

	For the year ended December 31,
In thousands of U.S. dollars	2019	2018	2017	2016	2015
Cash flow data
Net cash inflow/(outflow)
Operating activities	$209,512	$57,790	$41,801	$178,511	$391,975
Investing activities	(206,973)	(52,737)	(159,923)	31,333	(703,418)
Financing activities	(393,888)	402,137	204,697	(310,927)	396,270

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

(2)
Current and non-current debt includes Finance Lease liabilities and as of December 31, 2019, 2018, 2017, 2016, and 2015 is shown net of unamortized deferred financing fees of $16.6 million, $23.5 million, $36.2 million, $37.4 million and $55.8 million, respectively.

The following table sets forth our other operating data. This data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.”

	For the year ended December 31,
	2019	2018	2017	2016	2015
Average Daily Results
TCE per day(1)	$16,682	$12,782	$13,146	$15,783	$23,163
Vessel operating costs per day(2)	6,563	6,463	6,559	6,576	6,564
LR2/Aframax
TCE per revenue day (1)	20,254	13,968	14,849	20,280	30,544
Vessel operating costs per day(2)	6,829	6,631	6,705	6,734	6,865
LR1/Panamax
TCE per revenue day (1)	15,846	10,775	11,409	17,277	21,804
Vessel operating costs per day(2)(4)	6,658	6,608	7,073	—	8,440
MR
TCE per revenue day (1)	15,095	12,589	12,975	14,898	21,803
Vessel operating costs per day(2)	6,312	6,366	6,337	6,555	6,461
Handymax
TCE per revenue day (1)	14,575	12,196	11,706	12,615	19,686
Vessel operating costs per day(2)	6,621	6,295	6,716	6,404	6,473
Fleet data(3)
Average number of owned or finance leased vessels	113.0	108.9	88.0	77.7	72.7
Average number of time chartered-in vessels	0.1	6.3	10.3	12.7	16.9
Average number of bareboat chartered-in vessels	10.0	10.0	8.2	—	—
Drydock
Expenditures for drydock, scrubber and BWTS (in thousands of U.S. dollars)	$203,975	$26,680	$6,353	$—	$—

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
As of March 27, 2020, all of our vessels were employed in either the spot market or in spot market-oriented tanker pools such as the SLR2P, SLR1P, SMRP or SHTP, which we refer to collectively as the Scorpio Pools and which are managed by companies that are members of the Scorpio group of companies, or Scorpio, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
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
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. According to Drewry Shipping Consultants Ltd., or Drewry, as of February 1, 2020, the newbuilding order book, which extends to 2022 and beyond, equaled approximately 6.9% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.
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
In addition, since the implementation of the IMO’s sulfur oxide emission limits on January 1, 2020, we have been operating our vessels that have not yet been retrofitted with scrubbers using compliant low sulfur fuels, the price of which has increased as a result of increased demand. Fuel may continue to become much more expensive in the future, which may adversely affect the competitiveness of our business compared to other forms of transportation and reduce our profitability.
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
Our business and profitability are affected by the overall level of demand for our vessels, which in turn is affected by trends in global economic conditions. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. In the past, declines in global economic activity significantly reduced the level of demand for our vessels.  The world economy continues to face a number of challenges and an extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Since the beginning of calendar year 2020, the outbreak of the novel coronavirus (COVID-19) has resulted in the implementation of numerous actions by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets which has reduced the global demand for oil and refined petroleum products. While recent actions taken by Saudi Arabia and other OPEC members to increase the production of oil in the near term has resulted in increased tankers rates in the first quarter of this year, the length of time and impact of these production increases is uncertain. We expect that the impact of the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets. The scale and duration of the impact of these factors remain unknown but could have a material impact on our earnings, cash flow and financial condition for 2020.
If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the rate environment in the crude and product markets may deteriorate further and our operations and cash flows may be negatively impacted. In addition, a prolonged negative rate environment could result in the value of our vessels being impaired which could in turn impair our ability to borrow amounts under our revolving credit facilities or to access to credit and capital markets in the future on favorable terms or at all.

Any such changes could adversely affect our future performance, results of operations, cash flows and financial position.
We also face risks attendant to changes in interest rates, along with instability in the banking and securities markets around the world, among other factors. These risks factors may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.
We are exposed to volatility in the London Interbank Offered Rate, or LIBOR, and have occasionally entered into derivative contracts, which can result in higher than market interest rates and charges against our income.

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
Furthermore, interest in most financing agreements in our industry has been based on published LIBOR rates. Recently, however, there is uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. Indeed, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends.
In the event of the continued or permanent unavailability of LIBOR, many of our financing agreements contain a provision requiring or permitting us to enter into negotiations with our lenders to agree to an alternative interest rate or an alternative basis for determining the interest rate. These clauses present significant uncertainties as to how alternative rates or alternative bases for determination of rates would be agreed upon, as well as the potential for disputes or litigation with our lenders regarding the appropriateness or comparability to LIBOR of any substitute indices. In the absence of an agreement between us and our lenders, most of our financing agreements provide that LIBOR would be replaced with some variation of the lenders’ cost-of-funds rate. The discontinuation of LIBOR presents a number of potential risks to our business, including volatility in applicable interest rates among our financing agreements, increased lending costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.
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
If we, including the Scorpio Pools, cannot meet our customers' quality and compliance requirements we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.
Customers, in particular those in the oil industry, have an increasingly high focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our, and the Scorpio Pools', continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, or a continuous decrease in the quality concerning one or more vessels occurring over time. Moreover, continuous increasing requirements from oil industry constituents can further complicate our ability to meet the standards. Any noncompliance by us, or the Scorpio Pools, either suddenly or over a period of time, on one or more vessels, or an increase in requirements by oil operators above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We are required to make significant investments in ballast water management which may have a material adverse effect on our future performance, results of operations, and financial position.
The International Convention for the Control and Management of Vessels' Ballast Water and Sediments, or the BWM Convention, aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships' ballast water and sediments. The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits.  The BWM Convention was ratified in September 2016 and entered into force in September 2017. The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. The cost of such systems, including installation, is expected to be between $1.0 million and $1.5 million per vessel.
109 of the 137 vessels in our owned, finance leased or bareboat chartered-in fleet currently have ballast water treatment systems installed.  Additionally, sixteen vessels are under contract to have ballast water treatment systems installed.   All vessels will be required to have ballast water treatment systems installed by the third quarter of 2023. We cannot be assured that these systems will be approved by the regulatory bodies of every jurisdiction in which we may wish to conduct our business. Accordingly, we may have to make additional investments in these vessels and substantial investments in the remaining vessels in our fleet that do not carry any such equipment. The investment in ballast water treatment systems could have an adverse material impact on our business, financial condition, and results of operations depending on the ability to install effective ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance, and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
Sulfur regulations to reduce air pollution from ships are likely to require retrofitting of vessels and may cause us to incur significant costs.
In October 2016, the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, set January 1, 2020 as the implementation date for vessels to comply with its low sulfur fuel oil requirement, which cuts sulfur levels from 3.5% to 0.5%. The interpretation of "fuel oil used on board" includes use in main engines, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which is likely to be available around the world in 2020 but likely at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option for shipowners due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We have entered into agreements with third parties to purchase and install Exhaust Gas Cleaning Systems, known as “scrubbers”, on 98 vessels in our fleet for an estimated cost of $2.5 million per vessel, which we have financed and plan to continue to finance through new loan facilities, increases in current loan facilities, and working capital. As of March 27, 2020, we have successfully installed scrubbers on 46 of the vessels in our fleet. Additionally, all of the vessels acquired as part of the 2019 Trafigura Transaction (as defined below) were scrubber fitted upon acquisition.  For our vessels that have not yet been retrofitted with scrubbers, we are complying with current IMO standards by using compliant bunkers and fuels with 0.5% sulfur content.
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
Outbreaks of epidemic and pandemic diseases, including COVID-19, and governmental responses thereto could adversely affect our business.
Public health threats, such as COVID-19 (as described more fully below), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of any outstanding or future newbuilding or scrubber-installation projects, as well as the operations of our customers.
The recent outbreak of the novel coronavirus (COVID-19), a virus causing potentially deadly respiratory tract infections first identified in China, has already caused severe global disruptions and may negatively affect economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. In response to the virus, China, Italy, Spain and France have implemented lockdown measures, and other countries and local governments may enact similar policies. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by the outbreak. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew change, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, amongst other potential consequences attendant to epidemic and pandemic diseases. The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, although to our knowledge our operations have not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which impact could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis.
Political instability, terrorist or other attacks, and war or international hostilities can affect the tanker industry, which may adversely affect our business.
We conduct most of our operations outside of the United States, and our business, results of operations, cash flows and financial condition may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and North Korea. Terrorist attacks, as well as the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures, including tariffs, which have been somewhat mitigated by the recent trade deal (first phase trade agreement) between the United States and China in early 2020, which, among other things, requires China to purchase over $50 billion of energy products including crude oil. The results of the 2016 presidential election and the potential results of the upcoming 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations or financial condition.
In January 2020, in response to certain perceived terrorist activity, the United States launched an airstrike in Baghdad that killed a high-ranking Iranian general, increasing hostilities between the U.S. and Iran. This attack or further escalations between the U.S. and Iran that may follow, could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019), or by potentially closing off or limiting access to the Strait of Hormuz, where a significant portion of the world's oil supply passes through. Any restriction on access to the Strait of Hormuz, or increased attacks on vessels in the area, could negatively impact our earnings, cash flow and results of operations.
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Guinea off the coast of West Africa and the Gulf of Aden off the coast of Somalia.

Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows, financial position and our ability to pay any cash distributions to our stockholders.
The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as “Brexit”), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remains in place until December 2020, during which the U.K. will be subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. There is currently no agreement in place regarding the aftermath of the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU-derived laws to replace or replicate following the withdrawal. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.
If our vessels call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments, it could result in monetary fines or penalties imposed on us and may adversely affect our reputation and the market for our securities
Although no vessels owned or operated by us called on ports located in countries or territories subject to country-wide or territory-wide sanctions and/or embargoes imposed by the U.S. government or other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism (“Sanctioned Jurisdictions”) during 2019, and we intend to maintain compliance with all applicable sanctions and embargo laws and regulations, our vessels may call on ports in Sanctioned Jurisdictions in the future on charterers’ instructions and without our consent. If such activities result in a sanctions violation, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could adversely affected. Although we endeavor to take precautions reasonably designed to mitigate such activities, including relevant provisions in charter agreements forbidding the use of our vessels in trade that would violate economic sanctions, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.
The sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S. administration, the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.
Any future violation of applicable sanctions and embargo laws and regulations could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our securities may adversely affect the price at which our securities trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries or territories. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our securities may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
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
Breakdowns in our information technology, including as a result of cyberattacks, may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
Our ability to operate our business and service our customers is dependent on the continued operation of our information technology, or IT, systems, including our IT systems that relate to, among other things, the location, operation, maintenance and employment of our vessels. Our IT systems may be compromised by a malicious third party, man-made or natural events, or the intentional or inadvertent actions or inactions by our employees or third-party service providers.  If our IT systems experience a breakdown, including as a result of cyberattacks, our business information may be lost, destroyed, disclosed, misappropriated, altered or accessed without consent, and our IT systems, or those of our service providers, may be disrupted.
Cybercrime attacks could cause disclosure and destruction of business databases and could expose the Company to extortion by making business data temporarily unreadable. As cyberattacks become increasingly sophisticated, and as tools and resources become more readily available to malicious third parties, there can be no guarantee that our actions, security measures and controls designed to prevent, detect or respond to intrusion, to limit access to data, to prevent destruction or alteration of data or to limit the negative impact from such attacks, can provide absolute security against compromise.

Any breakdown in our IT systems, including breaches or other compromises of information security, whether or not involving a cyberattack, may lead to lost revenues resulting from a loss in competitive advantage due to the unauthorized disclosure, alteration, destruction or use of proprietary information, including intellectual property, the failure to retain or attract customers, the disruption of critical business processes or information technology systems and the diversion of management's attention and resources. In addition, such breakdown could result in significant remediation costs, including repairing system damage, engaging third-party experts, deploying additional personnel, training employees and compensation or incentives offered to third parties whose data has been compromised. We may also be subject to legal claims or legal proceedings, including regulatory investigations and actions, and the attendant legal fees as well as potential settlements, judgments and fines.
Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cyberattacks may result in significant future prevention, detection, response and management costs, or other costs, including the deployment of additional cybersecurity technologies, engaging third-party experts, deploying additional personnel and training employees. Further, as cyberthreats are continually evolving, our controls and procedures may become inadequate, and we may be required to devote additional resources to modify or enhance our systems in the future. Such expenses could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
RISKS RELATED TO OUR COMPANY
We may not realize all of the anticipated benefits of our investment in exhaust gas cleaning systems, or 'scrubbers'
We expect to retrofit a substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers will enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. As of March 27, 2020, we have installed scrubbers on 46 vessels in our fleet, with an additional 52 vessels scheduled to be retrofitted with scrubbers by the beginning of 2021. Additionally, all of the vessels acquired as part of the 2019 Trafigura Transaction (as defined below) were scrubber fitted upon acquisition.  The total estimated investment for these systems, including estimated installation costs is expected to be approximately $2.5 million per vessel, which we are financing through new loan facilities, increases in current loan facilities, and working capital.
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
Failure to secure financing, or to realize the anticipated benefits of our investment in scrubbers, could have a material adverse impact on our business, results of operations, cash flows, financial condition and available cash.

We may not realize all of the anticipated benefits of the Trafigura Transaction.
On September 24, 2019, we entered into a share purchase agreement with Trafigura and Urion Holdings (Malta) Limited, or Urion, as Trafigura's nominee, pursuant to which, at the closing on September 26, 2019, we purchased all of the issued and outstanding shares of the three subsidiaries of Trafigura, or the Trafigura Subsidiaries, that collectively hold leasehold interests in 19 product tankers, or the Acquired Trafigura Vessels, for an aggregate value of $803 million. Of the 19 Acquired Trafigura Vessels, 18 are currently on the water and one is expected to be delivered in September 2020. The acquisition of the leasehold interests includes a finance lease arrangement with a financial institution under a bareboat contract arrangement. After the assumption of the then-present value of the finance lease arrangement of approximately $670 million, we issued an aggregate of 4,572,873 of our common shares to Urion at a price of $29.00 per share as full consideration for the acquisition of the Trafigura Subsidiaries. We refer to this transaction as the “Trafigura Transaction.”
There is a risk that some or all of the expected benefits of the Trafigura Transaction may fail to materialize, or may not occur within the time periods anticipated. The realization of such benefits may be affected by a number of factors, many of which are beyond our control, including but not limited to the strength or weakness of the economy and competitive factors in the areas where we do business, the effects of competition in the markets in which we operate, and the impact of changes in the laws and regulations regulating the seaborne transportation or refined petroleum products industries, or affecting our operations.
Failure to realize all of the anticipated benefits of the Trafigura Transaction may impact our financial performance, the market price of our common shares and our ability to pay dividends on our common shares.
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
Under time charter agreements, the charterer is responsible for voyage costs and the owner is responsible for the vessel operating costs. We currently do not have any vessels on long-term time charter-out agreements (with initial terms of one year or greater). We have 28 vessels operating under bareboat chartered-in agreements and the remaining vessels in our fleet are either owned or finance leased. When our owned, finance leased vessels, or bareboat chartered-in vessels are employed in one of the Scorpio Pools, the pool is responsible for voyage expenses and we are responsible for vessel costs. As of March 27, 2020, all of our owned, finance leased vessels and bareboat chartered-in vessels were employed through the Scorpio Pools. When our vessels operate directly in the spot market, we are responsible for both voyage expenses and vessel operating costs. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Further, if our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash. Please see “We will be required to make additional capital expenditures should we determine to expand the number of vessels in our fleet and to maintain all our vessels.”
We will be required to make additional capital expenditures should we determine to expand the number of vessels in our fleet and to maintain all our vessels.
Our business strategy is based in part upon the expansion of our fleet through the purchase of additional vessels. We currently have one newbuilding MR vessel on order that we acquired as part of the Trafigura Transaction, with expected delivery in September 2020. If we are unable to fulfill our obligations under any memorandum of agreement for any current or future vessel acquisitions, the sellers of such vessels may be permitted to terminate such contracts and we may forfeit all or a portion of the down payments we have already made under such contracts, and we may be sued for, among other things, any outstanding balances we are obligated to pay and other damages.
In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, and vessels are typically drydocked every 30 months thereafter, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $500,000 and $1,500,000, excluding costs relating to compliance with applicable ballast water treatment requirements and costs related to the installation of scrubbers, depending on the size and condition of the vessel and the location of drydocking.
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
We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the years ended December 31, 2019 and 2018, we evaluated the recoverable amount of our vessels and did not recognize any impairment losses. However, we cannot assure you that we will not recognize impairment losses in future years. Any impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our securities.
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
Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than us.
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition, and available cash.
If we do not set aside funds or are unable to borrow or raise funds, including through equity issuances, for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to occur between 2037 and 2045, depending on the vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition, and available cash per share would be adversely affected. Any funds set aside for vessel replacement will reduce available cash.
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
In addition, the markets in which we operate our vessels are volatile and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. We may also incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein. If additional financing is not available to us on acceptable terms or at all, our Board of Directors may determine to finance or refinance asset acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends. Please see “Item 8. - Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy.”
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
If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States federal income tax consequences and incur certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to United States federal income tax at the then prevailing rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares. See “Item 10. Additional Information - E. Taxation - Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

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
Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members of the Lolli-Ghetti family which owns and controls Scorpio. Annalisa Lolli-Ghetti is the majority owner of Scorpio (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 4.87% of our outstanding common shares. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our administrator and/or commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of the date of this annual report, our commercial and technical managers provide commercial and technical management services to approximately 110 and 77 vessels respectively, other than the vessels in our fleet, that are owned, operated or managed by entities affiliated with Messrs. Lauro, and such entities may operate or acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations. In addition, certain members of Scorpio may benefit from economies of scale all of which may not be passed along to us.
Certain of our officers do not devote all of their time to our business, which may hinder our ability to operate successfully.
Our Chief Executive Officer, President, Chief Operating Officer, Vice President, Chief Financial Officer, and Secretary participate in business activities not associated with us, some of whom serve as members of the management teams of Scorpio Bulkers Inc. (NYSE: SALT), or Scorpio Bulkers, and Hermitage Offshore Services Ltd. (NYSE: PSV) (formerly Nordic American Offshore Ltd.), or Hermitage, and as a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of other companies which they may be affiliated, including Scorpio Bulkers, Hermitage and other companies within Scorpio. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our commercial and technical managers are each privately held companies and there is little or no publicly available information about them.
SCM is our commercial manager and SSM is our technical manager. SCM’s and SSM’s ability to render management services will depend in part on their own financial strength. Circumstances beyond our control could impair our commercial manager’s or technical manager’s financial strength, and because each is a privately held company, information about the financial strength of our commercial manager and technical manager is not available. As a result, we and our shareholders might have little or no advance warning of financial or other problems affecting our commercial manager or technical manager even though their financial or other problems could have a material adverse effect on us.

RISKS RELATED TO OUR INDEBTEDNESS
Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.
As of December 31, 2019, we had approximately $3.1 billion in interest-bearing debt or obligations due under leasing arrangements. Borrowings under our debt facilities and lease financing arrangements require us to dedicate a part of our cash flow from operations to the payment of interest and principal on our debt. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our secured debt facilities and certain of our lease financing arrangements bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as seeking to raise additional capital, refinancing or restructuring our debt, selling tankers, or reducing or delaying capital investments. However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations.
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
Therefore, we will need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends to our shareholders if we determine to do so in the future, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.
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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands pursuant to the BCA on July 1, 2009. We provide seaborne transportation of refined petroleum products worldwide. We began our operations in October 2009 with three vessels and in April 2010, we completed our initial public offering and our common stock commenced trading on the New York Stock Exchange, or NYSE, under the symbol “STNG.” We have since expanded and as of March 27, 2020, our fleet consisted of 137 wholly owned, finance leased or bareboat chartered-in tankers (42 LR2, 12 LR1, 62 MR and 21 Handymax) with a weighted average age of approximately 4.4 years, and a leasehold interest of an MR that is currently under construction, which was acquired as part of the Trafigura Transaction.
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
Fleet Development
For information regarding the development of our fleet, including vessel acquisitions and dispositions and the status of recent newbuilding deliveries, please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures-Vessel Acquisitions and Dispositions.” All vessels under our previously existing newbuilding program have been delivered.
Recent Developments
Declaration of Dividend
On February 18, 2020, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share that was paid on March 13, 2020 to all shareholders of record as of March 2, 2020 (the record date). As of March 27, 2020, there were 58,672,080 issued and outstanding common shares.
Delivery of Three Vessels
During the first quarter of 2020, the Company took delivery of three scrubber-fitted 2020-built MR product tankers (STI Miracle, STI Maestro and STI Mighty) under 8-year bareboat leases.  The leasehold interests in these vessels were acquired as part of the Trafigura Transaction.  The bareboat leases have similar terms and conditions as the original leased vessels in the Trafigura Transaction.
2013 Equity Incentive Plan
In January 2020, we issued 469,680 shares of restricted stock to our employees for no cash consideration. The share price on the issuance date was $36.73 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on September 8, 2022, (ii) one-third of the shares vest on September 7, 2023, and (iii) one-third of the shares vest on September 5, 2024.
Related Party Transactions
In January 2020, we provided three guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers. The maximum amount under these guarantees is $3.5 million in aggregate. As of March 27, 2020, the total maximum guarantee amount is $9.5 million.
Debt Drawdowns and Repayments.

In March 2020, we repaid $46.2 million on our KEXIM Credit Facility to refinance STI Fulham, STI Park and STI Sloane. We drew down $31.9 million on the 2019 DNB/GIEK Credit Facility and $42.1 million on the BNPP Sinosure Credit Facility.
Convertible Notes due 2022
On March 2, 2020, the conversion rate of the 3.0% convertible senior notes due 2022 (the "Convertible Notes due 2022") was adjusted to reflect the payment of a cash dividend on March 13, 2020 to all shareholders of record as of March 2, 2020. The new conversion rate for the Convertible Notes due 2022 is 25.8763 of the Company's common shares representing an increase of the prior conversion rate of 0.1362 for each $1,000 principal amount of the Convertible Notes due 2022.
Novel Coronavirus (COVID-19)
Since the beginning of the calendar year 2020, the outbreak of COVID-19 that originated in China and has spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus.  These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. The reduction of economic activity has significantly reduced the global demand for oil and refined petroleum products.  While recent actions taken by Saudi Arabia and other OPEC members to increase the production of oil in the near term has resulted in increased tankers rates in March of this year, the continued impact of these production increases is uncertain.  We expect that the impact of the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets.  The scale and duration of the impact of these factors remain unknowable but could have a material impact on our earnings, cash flow and financial condition for 2020. An estimate of the impact on the Company’s results of operations and financial condition cannot be made at this time.
B. Business Overview
We provide seaborne transportation of refined petroleum products worldwide. As of March 27, 2020, our fleet consisted of 137 wholly owned, finance leased or bareboat chartered-in tankers (42 LR2, 12 LR1, 62 MR and 21 Handymax) with a weighted average age of approximately 4.4 years, and a leasehold interest of an MR under construction, which was acquired as part of the Trafigura Transaction, which we refer to collectively as our Operating Fleet.
The following table sets forth certain information regarding our Operating Fleet as of March 27, 2020:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, finance leased or bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed

22	STI Duchessa	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
24	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Benicia	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
38	STI Soho	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
39	STI Memphis	2014	49,990	—	SMRP (2)	MR	Yes
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Bronx	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
46	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Not Yet Installed
48	STI Seneca	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Not Yet Installed
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Not Yet Installed
52	STI Galata	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
54	STI Leblon	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
55	STI La Boca	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
60	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Majestic	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Magnetic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Master	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes

69	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
70	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
71	STI Miracle	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
73	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
74	STI Excel	2015	74,000	—	SLR1P (3)	LR1	Not Yet Installed
75	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
76	STI Expedite	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
77	STI Exceed	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
78	STI Executive	2016	74,000	—	SLR1P (3)	LR1	Yes
79	STI Excellence	2016	74,000	—	SLR1P (3)	LR1	Yes
80	STI Experience	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
81	STI Express	2016	74,000	—	SLR1P (3)	LR1	Yes
82	STI Precision	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
83	STI Prestige	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
84	STI Pride	2016	74,000	—	SLR1P (3)	LR1	Yes
85	STI Providence	2016	74,000	—	SLR1P (3)	LR1	Yes
86	STI Elysees	2014	109,999	—	SLR2P (4)	LR2	Yes
87	STI Madison	2014	109,999	—	SLR2P (4)	LR2	Yes
88	STI Park	2014	109,999	—	SLR2P (4)	LR2	Yes
89	STI Orchard	2014	109,999	—	SLR2P (4)	LR2	Yes
90	STI Sloane	2014	109,999	—	SLR2P (4)	LR2	Yes
91	STI Broadway	2014	109,999	—	SLR2P (4)	LR2	Yes
92	STI Condotti	2014	109,999	—	SLR2P (4)	LR2	Yes
93	STI Rose	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
94	STI Veneto	2015	109,999	—	SLR2P (4)	LR2	Yes
95	STI Alexis	2015	109,999	—	SLR2P (4)	LR2	Yes
96	STI Winnie	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
97	STI Oxford	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
98	STI Lauren	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
99	STI Connaught	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
100	STI Spiga	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
101	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
102	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
103	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
104	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
105	STI Lombard	2015	109,999	—	SLR2P (4)	LR2	Not Yet Installed
106	STI Grace	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
107	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
108	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2	Yes
109	STI Solace	2016	109,999	—	SLR2P (4)	LR2	Yes
110	STI Stability	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
111	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2	Yes
112	STI Supreme	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
113	STI Symphony	2016	109,999	—	SLR2P (4)	LR2	Yes
114	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2	Yes
115	STI Goal	2016	113,000	—	SLR2P (4)	LR2	Yes

116	STI Nautilus	2016		113,000	—	SLR2P (4)	LR2	Yes
117	STI Guard	2016		113,000	—	SLR2P (4)	LR2	Yes
118	STI Guide	2016		113,000	—	SLR2P (4)	LR2	Yes
119	STI Selatar	2017		109,999	—	SLR2P (4)	LR2	Not Yet Installed
120	STI Rambla	2017		109,999	—	SLR2P (4)	LR2	Not Yet Installed
121	STI Gauntlet	2017		113,000	—	SLR2P (4)	LR2	Yes
122	STI Gladiator	2017		113,000	—	SLR2P (4)	LR2	Yes
123	STI Gratitude	2017		113,000	—	SLR2P (4)	LR2	Yes
124	STI Lobelia	2019		110,000	—	SLR2P (4)	LR2	Yes
125	STI Lotus	2019		110,000	—	SLR2P (4)	LR2	Yes
126	STI Lily	2019		110,000	—	SLR2P (4)	LR2	Yes
127	STI Lavender	2019		110,000	—	SLR2P (4)	LR2	Yes
128	Silent	2007		37,847	1A	SHTP (1)	Handymax	N/A	(5)
129	Single	2007		37,847	1A	SHTP (1)	Handymax	N/A	(5)
130	Star I	2007		37,847	1A	SHTP (1)	Handymax	N/A	(5)
131	Sky	2007		37,847	1A	SHTP (1)	Handymax	N/A	(6)
132	Steel	2008		37,847	1A	SHTP (1)	Handymax	N/A	(6)
133	Stone I	2008		37,847	1A	SHTP (1)	Handymax	N/A	(6)
134	Style	2008		37,847	1A	SHTP (1)	Handymax	N/A	(6)
135	STI Beryl	2013		49,990	—	SMRP (2)	MR	Not Yet Installed	(7)
136	STI Le Rocher	2013		49,990	—	SMRP (2)	MR	Not Yet Installed	(7)
137	STI Larvotto	2013		49,990	—	SMRP (2)	MR	Not Yet Installed	(7)

	Total owned, finance leased and bareboat charter-in fleet DWT			9,438,089

	Newbuildings currently under construction
	Vessel Name	Yard		DWT		Vessel type
138	Hull S471 - TBN STI Maximus	HVS	(8)	50,000		MR

	Total newbuilding product tankers DWT			50,000

	Total Fleet DWT			9,488,089

(1)
This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M., or SCM. SHTP and SCM are related parties to the Company.

(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP is a related party to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P is a related party to the Company.
(4)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P is a related party to the Company.
(5)	This vessel is chartered-in under a bareboat charter-in arrangement for one year at a bareboat rate of $6,300 per day and a scheduled expiration of March 31, 2020.
(6)	This vessel is chartered-in under a bareboat charter-in arrangement for two years at a bareboat rate of $6,300 per day and a scheduled expiration of March 31, 2021.
(7)
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

(8)
The leasehold interest in this vessel was acquired in September 2019 as part of the Trafigura Transaction. The vessel is currently under construction at Hyundai-Vietnam Shipbuilding Co., Ltd., and is expected to be delivered in the third quarter of 2020.

Chartering Strategy
Generally, we operate our vessels in commercial pools operated by related entities, on time charters or in the spot market. The overall mix of how our vessels are employed varies from time to time based on many factors including our view of the future market conditions.
Commercial Pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market, but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market. As of March 27, 2020, all of the vessels in our Operating Fleet operate in one of the Scorpio Pools.
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
SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Pools. When our vessels are operating in one of the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture.  These are the same fees that SCM charges other vessel owners in these pools, including third-party owned vessels. For commercial management of our vessels that are not operating in any of the Scorpio Pools, we pay SCM a fee of $250 per vessel per day for each LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges our vessels to effectively reduce such commissions to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.
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
Amended Administrative Services Agreement
We have an Amended Administrative Services Agreement with Scorpio Services Holding Limited ("SSH"), or our Administrator, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. The services provided to us by our Administrator may be sub-contracted to other entities within Scorpio.
On September 29, 2016, we agreed to amend the then current administrative services agreement with SSH to eliminate the fee equal to 1% of the gross purchase or sale price that was payable upon the consummation of any such purchase or sale. This fee was eliminated for all vessel purchase or sale agreements entered into after September 29, 2016. During the year ended December 31, 2019, no fees were paid to SSH for the sale or purchase of vessels.
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

Oil Tanker Demand
In broad terms, demand for oil products traded by sea is primarily affected by global and regional economic conditions, as well as other factors such as changes in the location of productive capacity, and variations in regional prices. Demand for shipping capacity is a product of the physical quantity of the cargo (measured, depending on the cargo in terms of tons or cubic metrics), together with the distance the cargo is carried. Demand cycles move broadly in line with developments in the global economy, with growth rate of demand for products slowing significantly and becoming negative in some years in the period immediately after the onset of the global economic downturn in late 2008, before recovering gradually from 2011 with general improvement in the global macro-economic environment. Low crude prices between 2015 and 2017 induced greater consumption, which led to increased seaborne trade of crude oil as well as refined products. Growth in seaborne trade slowed down in 2018 because of inventory drawdown in crude as well as refined products. In 2019, decline in seaborne trade was on account of lower refinery runs and weaker economic growth. Refineries underwent maintenance in 1H19 to prepare for LSFO and MGO demand related with IMO 2020 regulations on the control of sulphur emission, while refinery runs were lower in 2H19 due to weaker economic growth.
In 2019, 3,444 million tons of crude oil, products and vegetable oils/chemicals were moved by sea. Of this, crude shipments constituted 2,102 million tons of cargo, products 1,046 million tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products.
World Seaborne Tanker Trade

	Crude Oil		Refined Products		Veg Oils/ Chemicals		Total
Year	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y
2002	1,756	0.3%	519	0.3%	122	7.0%	2,396	0.6%
2003	1,860	5.9%	550	6.0%	129	5.9%	2,538	5.9%
2004	1,963	5.6%	599	8.8%	141	9.5%	2,703	6.5%
2005	1,994	1.6%	646	8.0%	156	10.5%	2,797	3.5%
2006	1,996	0.1%	677	4.7%	166	6.5%	2,839	1.5%
2007	2,008	0.6%	723	6.8%	176	5.9%	2,907	2.4%
2008	2,014	0.3%	765	5.8%	179	1.8%	2,957	1.7%
2009	1,928	(4.2)%	777	1.6%	202	12.9%	2,907	(1.7)%
2010	1,997	3.6%	810	4.3%	217	7.4%	3,024	4.0%
2011	1,941	(2.8)%	860	6.3%	228	5.1%	3,029	0.2%
2012	1,988	2.4%	859	(0.2)%	240	5.3%	3,087	1.9%
2013	1,920	(3.4)%	904	5.3%	252	5.1%	3,077	(0.3)%
2014	1,904	(0.9)%	914	1.1%	252	(0.1)%	3,070	(0.2)%
2015	1,974	3.7%	963	5.3%	266	5.4%	3,202	4.3%
2016	2,060	4.4%	999	3.8%	267	0.6%	3,327	3.9%
2017	2,121	2.9%	1,043	4.3%	283	5.8%	3,447	3.6%
2018	2,116	(0.2)%	1,055	1.1%	293	3.4%	3,463	0.5%
2019*	2,102	-0.7%	1,046	-0.8%	296	1.2%	3,444	(0.5)%
CAGR (2014-2019)	2.0%		2.7%		3.3%		2.3%
CAGR (2009-2019)	0.9%		3.0%		3.9%		1.7%
* Provisional estimate
Source: GTIS, Drewry

The volume of oil moved by sea was affected by the economic recession in 2008 and 2009, but since then, renewed growth in the world economy and in oil demand has had a positive impact on seaborne trade. Oil demand has benefited from economic growth in Asia, especially in China, where oil consumption increased by a compound average growth rate (CAGR) of 5.6% between 2009 and 2019 to touch 13.6 million barrels per day (mbpd). Low per capita oil consumption in developing countries, such as China and India, compared with the developed world provides scope for higher oil consumption in these economies. Conversely, oil consumption in developed OECD economies has been in decline for much of the last decade. However, in 2015, this trend was reversed for the United States (U.S.) and some European countries. This was primarily due to the positive impact of lower oil prices on demand for products such as gasoline. Oil demand in OECD economies increased at a CAGR of 0.8% from 45.8 mbpd in 2014 to 47.8 mbpd in 2019. Provisional data suggests oil demand of OECD America increased 1.5 mbpd during 2014-19 to reach 25.7 mbpd due to improved demand in the US, Canada and Mexico. Oil demand of OECD Europe remained flat at 14.2 mbpd, whereas demand in OECD Oceania dropped 0.5% to touch 7.9 mbpd during the year. Accordingly, oil consumption for OECD countries in 2019 was estimated at 47.8 mbpd.

World Oil Consumption: 1992-2019*
(Million bpd)

* Provisional estimate
Source: Drewry

Provisional estimates suggest that world oil demand in 2019 was 100.3 mbpd, an increase of 1.0% from 2018, and between 2009 and 2019, world oil demand grew at a CAGR of 1.6%.
Oil Product Exports & Imports
Products trades have received a boost in the last decade as a result of developments in E&P activity in the U.S.. As a result of the development of shale oil deposits, domestic crude oil production increased at a CAGR of 9.5% between 2008 and 2015 to 9.4 mbpd. Horizontal drilling and hydraulic fracturing have triggered a shale oil revolution and rising crude oil production has also ensured the availability of cheaper feedstocks to local refineries. As a result, the U.S. has become a major net exporter of products.

Oil Product Exports - Major Growth Regions
(Million bpd)
Source: JODI, Drewry
In a short span of time, the U.S. has become the largest exporter of refined products in the world, with supplies from U.S. Gulf Coast terminals heading to most parts of the globe. By way of illustration, U.S. product exports to Latin America have grown 2.6x between 2009 and 2019 to 1.5 mbpd. Most of these exports were carried by MR product tankers, which constitute about 55% of global product tanker fleet capacity and have been the mainstay of seaborne trade in refined petroleum products. However, lower crude oil prices in 2015 and 2016 adversely impacted U.S. shale oil producers, and accordingly, crude production in the region was on the decline from May 2015 to September 2016. Nevertheless, the production cut by OPEC members from January 2017 came as a relief for domestic producers and U.S. crude production is on the rise; the U.S. became the largest crude producer in the world in September 2018. U.S. crude production increased at a CAGR of 6.6% during 2015-19 to 12.2 mbpd.
The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2009 and 2019, total OECD refining throughput registered a marginal increase of 0.5% CAGR to 38.2 mbpd, largely as a result of cutbacks in OECD Europe. On the other hand, throughput in the OECD Americas in the same period grew at a CAGR of 0.9% to reach 19.2 mbpd. In 2019, refining throughput of OECD countries accounted for 46.4% of global refinery throughput.
Asia (excluding China) and the Middle East added over 0.55 mbpd of export-oriented refinery capacity in 2017 and 1.0 mbpd of export-oriented refinery capacity in 2018, whereas there was no material change in refining capacity in OECD America and OECD Europe. In the next two years, nearly 0.69 mbpd of new refining capacity is scheduled to be added in the Middle East and another 0.52 mbpd in Asia (excluding China). As a result of these developments, countries such as India and Saudi Arabia, along with the U.S., have become major exporters of refined products.
Export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have promoted long-haul shipments to meet product demand.

Oil Product Imports - Major Growth Regions
(Million bpd)
Source: JODI, Drewry
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
The global tanker fleet expanded 5.6% yoy (based on capacity) in the last one year mainly supported by high deliveries and muted demolitions. As of February 1, 2020, the total oil tanker fleet (crude, products and product/chemical tankers) consisted of 5,190 ships with a combined capacity of 586.0 million dwt.

The Oil Tanker Fleet - February 1, 2020

	Deadweight Tons	Number of		Capacity
Vessel Type	(Dwt)	Vessels	% of Fleet	(m Dwt)	% of Fleet
Crude Tankers (1)
VLCC/ULCC	200,000+	810	36.7	249.6	59.6
Suezmax	120-199,999	571	25.8	89.1	21.3
Aframax	80-119,999	668	30.2	72.9	17.4
Panamax	55-79,999	78	3.5	5.4	1.3
Handymax	40-54,999	17	0.8	0.7	0.2
Handy	25-39,999	9	0.4	0.3	0.1
Handy	10-24,999	57	2.6	0.9	0.2
Total Fleet		2,210	100.0	418.9	100.0

Product Tankers
Long Range 3 (LR3)	120-199,999	20	1.4	3.2	3.3
Long Range 2 (LR2)	80-119,999	376	26.0	41.2	42.8
Long Range 1 (LR1)	55-79,999	346	23.9	25.4	26.4
Medium Range 2 (MR2)	40-54,999	431	29.8	20.3	21.1
Medium Range 1 (MR1)	25-39,999	115	8.0	3.9	4.0
Handy	10-24,999	158	10.9	2.3	2.4
Total Fleet		1,446	100.0	96.3	100.0

Product/Chemical Tankers (2)
Long Range 3 (LR3)	120-199,999	—	—	—	—
Long Range 2 (LR2)	80-119,999	3	0.2	0.3	0.4
Long Range 1 (LR1)	55-79,999	32	2.1	2.4	3.3
Medium Range 2 (MR2)	40-54,999	1,169	76.2	56.6	80.0
Medium Range 1 (MR1)	25-39,999	293	19.1	10.9	15.5
Handy	10-24,999	37	2.4	0.6	0.8
Total Fleet		1,534	100.0	70.8	100.0

Product & Product/Chemical Fleet
Long Range 3 (LR3)	120-199,999	20	0.7	3.2	1.9
Long Range 2 (LR2)	80-119,999	379	12.7	41.5	24.9
Long Range 1 (LR1)	55-79,999	378	12.7	27.8	16.6
Medium Range 2 (MR2)	40-54,999	1,600	53.7	76.8	46.0
Medium Range 1 (MR1)	25-39,999	408	13.7	14.8	8.9
Handy	10-24,999	195	6.5	2.9	1.7
Total Fleet		2,980	100.0	167	100.0

Crude, Product and Product/Chemical Tanker Fleet
VLCC/ULCC	200,000+	810	15.6	249.6	42.6
Suezmax/LR3	120-199,999	591	11.4	92.3	15.7
Aframax/LR2	80-119,999	1,047	20.2	114.4	19.5
Panamax/LR1	55-79,999	456	8.8	33.2	5.7
Handy/Medium Range	40-54,999	1,617	31.2	77.6	13.2
Handy/Medium Range	25-39,999	417	8.0	15.1	2.6
Handy/Handymax	10-54,999	252	4.9	3.8	0.6
Total Fleet		5,190	100.0	586	100.0

(1)	Included shuttle tankers and tankers on storage duties

(2)	Excludes pure chemical tankers

Source: Drewry

The world product tanker fleet as on February 1, 2020, consisted of 2,980 vessels with a combined capacity of 167.0 million dwt. The breakdown of the fleet by type (crude, product and product/chemical) and by size, together with the orderbook for newbuilding tankers as of February 1, 2020, is illustrated in the table below.

The World Tanker Fleet(1) & Orderbook - February 1, 2020

Vessel Type	Deadweight	Existing	Fleet	Orderbook		Orderbook % Fleet		2020		2021		2022		2023
	(Dwt)	No	m Dwt	No	m Dwt	No	Dwt	No	m Dwt	No	m Dwt	No	m Dwt	No	m Dwt

Crude Tankers (1)
VLCC/ULCC	200,000+	810.0	249.6	63.0	19.3	7.8	7.7	33.0	10.1	27.0	8.3	3.0	0.9	—	—
Suezmax	120-199,999	571.0	89.1	64.0	9.9	11.2	11.1	31.0	4.7	22.0	3.5	11.0	1.7	—	—
Aframax	80-119,999	668.0	72.9	48.0	5.4	7.2	7.4	9.0	1.0	31.0	3.5	8.0	0.9	—	—
Panamax	55-79,999	78.0	5.4	8.0	0.6	10.3	10.2	7.0	0.5	—	—	1.0	0.1	—	—
Handymax	40-54,999	17.0	0.7	—	—	—	—	—	—	—	—	—	—	—	—
Handy	25-39,999	9.0	0.3	—	—	—	—	—	—	—	—	—	—	—	—
Handy	10-24,999	57.0	0.9	—	—	—	—	—	—	—	—	—	—	—	—
Total Fleet		2,210.0	418.9	183.0	35.2	8.3	8.4	80	16.3	80	15.3	23	3.6	—	—

Product Tankers
Long Range 3 (LR3)	120-199,999	20.0	3.2	—	—	—	—	—	—	—	—	—	—	—	—
Long Range 2 (LR2)	80-119,999	376.0	41.2	38.0	4.2	10.1	10.2	13.0	1.4	21.0	2.4	4.0	0.5	—	—
Long Range 1 (LR1)	55-79,999	346.0	25.4	2.0	0.2	0.6	0.6	2.0	0.2	—	—	—	—	—	—
Medium Range 2 (MR2)	40-54,999	431.0	20.3	20.0	1.0	4.6	5.0	9.0	0.5	7.0	0.4	3.0	0.2	1.0	0.1
Medium Range 1 (MR1)	25-39,999	115.0	3.9	1.0	—	0.9	0.8	1.0	—	—	—	—	—	—	—
Handy	10-24,999	158.0	2.3	10.0	0.2	6.3	6.8	8.0	0.1	2.0	—	—	—	—	—
Total Fleet		1,446.0	96.3	71.0	5.6	4.9	5.8	33.0	2.2	30.0	2.8	7.0	0.7	1.0	0.1

Product/Chemical Tankers (2)
Long Range 3 (LR3)	120-199,999	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Long Range 2 (LR2)	80-119,999	3.0	0.3	—	—	—	—	—	—	—	—	—	—	—	—
Long Range 1 (LR1)	55-79,999	32.0	2.4	1.0	0.1	3.1	3.3	1.0	0.1	—	—	—	—	—	—
Medium Range 2 (MR2)	40-54,999	1,169.0	56.6	101.0	5.0	8.6	8.9	58.0	2.9	39.0	2.0	4.0	0.2	—	—
Medium Range 1 (MR1)	25-39,999	293.0	10.9	27.0	0.9	9.2	7.8	15.0	0.5	12.0	0.4	—	—	—	—
Handy	10-24,999	37.0	0.6	1.0	—	2.7	4.3	1.0	—	—	—	—	—	—	—
Total Fleet		1,534.0	70.8	130.0	6.0	8.5	8.5	75.0	3.5	51.0	2.4	4.0	0.2	—	—

Product & Product/Chemical Fleet
Long Range 3 (LR3)	120-199,999	20.0	3.2	—	—	—	—	—	—	—	—	—	—	—	—
Long Range 2 (LR2)	80-119,999	379.0	41.5	38.0	4.2	10.0	10.2	13.0	1.4	21.0	2.4	4.0	0.5	—	—
Long Range 1 (LR1)	55-79,999	378.0	27.8	3.0	0.2	0.8	0.8	3.0	0.2	—	—	—	—	—	—
Medium Range 2 (MR2)	40-54,999	1,600.0	76.8	121.0	6.0	7.6	7.8	67.0	3.3	46.0	2.3	7.0	0.4	1.0	0.1
Medium Range 1 (MR1)	25-39,999	408.0	14.8	28.0	0.9	6.9	6.0	16.0	0.5	12.0	0.4	—	—	—	—
Handy	10-24,999	195.0	2.9	11.0	0.2	5.6	6.3	9.0	0.1	2.0	—	—	—	—	—

Total Fleet		2,980.0	167.0	201.0	11.5	6.7	6.9	108.0	5.5	81.0	5.1	11.0	0.9	1.0	0.1

Crude, Product and Product/Chemical Tanker Fleet
VLCC/ULCC	200,000+	810.0	249.6	63.0	19.3	7.8	7.7	33.0	10.1	27.0	8.3	3.0	0.9	—	—
Suezmax/LR3	120-199,999	591.0	92.3	64.0	9.9	10.8	10.7	31.0	4.7	22.0	3.5	11.0	1.7	—	—
Aframax/LR2	80-119,999	1,047.0	114.4	86.0	9.6	8.2	8.4	22.0	2.4	52.0	5.9	12.0	1.4	—	—
Panamax/LR1	55-79,999	456.0	33.2	11.0	0.8	2.4	2.4	10.0	0.7	—	—	1.0	0.1	—	—
Handy/Medium Range	40-54,999	1,617.0	77.6	121.0	6.0	7.5	7.8	67.0	3.3	46.0	2.3	7.0	0.4	1.0	0.1
Handy/Medium Range	25-39,999	417.0	15.1	28.0	0.9	6.7	5.8	16.0	0.5	12.0	0.4	—	—	—	—
Handy/Handymax	10-54,999	252.0	3.8	11.0	0.2	4.4	4.8	9	0.1	2	—	0	—	—	—
Total Fleet		5,190.0	586.0	384.0	46.7	7.4	8.0	188.0	21.8	161.0	20.4	34.0	4.5	1.0	0.1

(1) Included shuttle tankers and tankers on storage duties
(2) Product and product/chemical tankers only, excludes pure chemical tankers
Source: Drewry
As of February 1, 2020, the orderbook for product and product/chemical tankers for vessels above 10,000 dwt comprised 201 vessels with a combined capacity of 11.5 million dwt, equivalent to 6.9% of the existing fleet in capacity terms. Based on the total orderbook and scheduled deliveries, nearly 5.6 million dwt is expected to be delivered in 2020, followed by 5.1 million dwt in 2021 and the remaining 0.9 million dwt in 2022 and succeeding years. In recent years, however, the orderbook has been affected by the non-delivery of vessels (sometimes referred to as ‘slippage’). Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while some were due to vessel cancellations. Slippage is likely to remain an issue going forward, and as such, it will have a moderating effect on growth in the product tanker fleet over the next three years.
Two other important factors are likely to affect product tanker supply in the future. The first is the requirement to retrofit Ballast Water Management Systems (BWTS) to existing vessels. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments. The IMO Ballast Water Management (BWM) Convention contains an environmentally protective numeric standard for the treatment of a ship’s ballast water before it is discharged. This standard, detailed in Regulation ‘D-2’ of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO ‘D-2’ standard is also the standard that has been adopted by the U.S. Coast Guard’s ballast water regulations and the U.S. EPA’s Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. In July 2017, the IMO extended the regulatory requirement of compliance to the BWM Convention from September 8, 2017 to September 8, 2019. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date, and for an LR2 tanker, the retrofit cost could be in the range of US$1.25 to US$1.75 million per vessel, including labour. Expenditure of this kind has become another factor impacting the decision to scrap older vessels after BWM Convention came into force in 2019.
The second factor that is likely to impact future vessel supply is the drive to introduce low sulfur fuels. Heavy fuel oil (HFO) has been the main fuel of the shipping industry for many years. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulfur content of HFO is extremely high and it is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (SO2), an important source for acid rain, as well as respiratory diseases. In some port cities, such as Hong Kong, shipping is the largest single source of SO2 emissions, as well as emissions of particulate matter (PM), which are directly tied to the sulfur content of the fuel. One estimate suggests that PM emissions from maritime shipping led to 87,000 premature deaths worldwide in 2012.
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
In order to reduce the emission of air pollutants from ships in key areas of China, the Ministry of Transport issued stricter emission control area regulations in their territorial waters. Beginning on January 1, 2020, ships entering inland waterways, including the Yangtze River and Xijiang River have to adhere to a strict 0.1% sulphur content limit. From January 1, 2022, ships will be required to comply with the 0.1% sulphur content limit when entering the Hainan coastal ECA. In the meantime, China is considering adopting more stringent emission control requirements, such as to implement the 0.1% sulphur content limit requirement in all coastal waters beginning January 1, 2025.
The IMO implemented the emission control regulation globally with effect from January 1, 2020. It stipulates that ships sailing outside ECAs will switch to an alternative fuel with permitted sulphur content up to 0.5% or will retrofit scrubbers in order to reduce emissions. This has created demand for Very Low Sulphur Fuel Oil (VLSFO) with 0.5% sulphur content. Some owners of large vessels have also opted for scrubber retrofitting on existing ships. As such the emission regulation will be another factor hastening the eventual demolition of older ships. Within the context of the wider market, increased vessel scrapping is a positive development as it helps to counterbalance new ship deliveries and moderates fleet growth.
The implementation of the new bunker fuel regulation, which caps the sulphur content in marine fuel, will be a blessing in disguise for ship owners as it will keep vessel demolitions high until 2021. The price of compliant fuel has been higher because of limited availability. In January 2020, the price differential between HSFO (3.5%) and VLSFO (0.5%) ranged between US$ 145 per ton and US$ 320 per ton depending on the bunkering location. This differential is expected to decline in coming months as the VLSFO fuel availability and supply chain stabilizes. Operating old and inefficient ships will be uneconomical without fitting high-cost scrubbers. Ship owners will prefer to phase out vintage vessels over scrubber installation, which will further improve supply-demand dynamics of the tanker market. In addition, refiners will enjoy a higher margin due to the price differential between low sulphur compliant fuel and HFO. Accordingly, refinery runs are expected to increase to meet the growing demand of compliant marine fuel. Higher refinery runs will create demand for additional crude imports by refiners, which will lead to higher seaborne trade and greater ton-mile demand for tankers.
As of February 1, 2020, 23.6% of the existing tanker fleet based on capacity (includes crude, product and product/chemical tanker fleet) are either already fitted with scrubbers or are awaiting scrubber retrofit. VLCC/ULCC constitutes the largest proportion with 33.3%, followed by Suezmax/LR3 (23.2%) and Aframax/LR2 (18.5%). Altogether, 138.5 mdwt (841 vessels) of tanker capacity have either scrubbers installed on them or will have scrubbers retrofitted in coming years. Vessels moving out of trade to retrofit scrubbers impede supply growth and support freight rates.
The IMO has been devising strategies to reduce greenhouse gases and carbon emissions from ships. According to the latest announcement, the IMO plans to initiate measures to reduce CO2 emissions by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from 2008 levels. These are likely to be achieved by setting energy efficiency requirements and encouraging ship owners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia. It may include limiting speed of the ships. Currently there is uncertainty with regard to exact measures the IMO will undertake to achieve these targets. This uncertainty is deterring ship owners from ordering newbuild vessels as these vessels may have high environmental compliance cost in future.
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

Crude Tanker - Spot (TCE) Rates: 2002-2020*
(US$/Day)

Year	Caribs	NW Europe	West Africa	AG
	USAC	NW Europe	Caribs/USES	Japan
	40-70,000 DWT	70-100,000 DWT	150-160,000 DWT	280-300,000 DWT
2002	16,567	22,800	19,325	21,667
2003	28,833	41,883	37,367	49,342
2004	42,158	55,408	64,792	95,258
2005	34,933	57,517	40,883	59,125
2006	28,792	47,067	40,142	51,142
2007	30,100	41,975	35,392	45,475
2008	36,992	56,408	52,650	89,300
2009	13,450	19,883	20,242	29,483
2010	17,950	27,825	19,658	40,408
2011	8,817	10,500	12,758	8,700
2012	12,408	9,100	14,275	12,275
2013	13,475	11,427	13,308	12,325
2014	21,383	23,360	23,567	24,625
2015	23,725	37,509	38,350	67,928
2016	13,133	24,333	21,592	42,183
2017	8,942	7,643	11,255	22,617
2018	7,696	8,646	10,656	20,730
2019	17,892	23,041	23,025	42,275
Jan-20	62,400	42,792	113,100	63,500

*Up to January 2020

Source: Drewry

Product Tanker - Spot (TCE) Rates: 2011-2020*
(US$/Day)

Year	Baltic	UKC	Arabian Gulf	Arabian Gulf
	UK Continent	USAC	Japan	Japan
	25-39,999 DWT	40-54,999 DWT	55-79,999 DWT	80-119,000 DWT
2011	NA	9,720	3,723	7,528
2012	NA	8,064	6,379	8,106
2013	NA	9,474	7,576	8,505
2014	NA	9,435	10,523	14,163
2015	NA	18,769	23,685	28,783
2016	NA	8,508	12,290	15,006
2017	8,966	7,442	7,225	7,936
2018	8,367	6,196	8,002	9,411
2019	11,777	8,337	14,923	17,974
Jan-20	18,423	15,974	12,260	15,806
*Up to January 2020, NA imples not available
Source: Baltic, Drewry

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
Freight rates in the tanker sector started to improve in the second half of 2014 as result of low growth in vessel supply and rising vessel demand. In the products sector, a number of factors combined to push up rates, including:

•	Increased trade due to higher stocking activity and improved demand for oil products;

•	Longer voyage distances because of refining capacity additions in Asia;

•	Product tankers also carrying crude encouraged by firm freight rates for dirty tankers; and

•	Lower bunker prices contributing to higher net earnings

Freight rates remained firm throughout 2015 and in the first half of 2016, leading to greater revenue and improved profitability for ship-owners. However, in the second half of 2016, tanker freight rates declined sharply as a result of the increased tanker supply outweighing the demand for tankers. A spate of newbuilding deliveries in 2017 aggravated the situation further for ship-owners and the average one-year spot charter rate declined further. The situation worsened further and TCE rates were below breakeven rates on key routes for the first nine months of 2018. However, towards end-2018, there were signs that the vessel earnings began to improve as supply growth was moderating in the wake of record high demolitions and reduced new vessel ordering. The increase in product tanker freight rates in 2019 was driven by slow fleet growth and a spike in diesel trade before IMO 2020 regulations came into effect on January 1, 2020. Product tanker freight rates surged to multi-year highs on trickle-down effect from the crude tanker market in October 2019 as well as US sanctions on Cosco Shipping Tanker (Dalian) Co, and geopolitical tensions, resulting in tight supply.
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
Newbuild prices remained stable throughout 2017. However, asset values of newbuilds increased in the range of 3-13% in 2019 primarily on the back of optimism about a recovery in the tanker market. In 2019, newbuilding prices benefited from the increase charter rates across vessel classes.

Oil Tankers: Newbuilding Prices: 2002-2020*
(In millions of U.S. Dollars)

Year End	37,000(1)	50,000(1)	75,000(1)	110,000(1)	75,000(2)	110,000(2)	160,000(2)	300,000(2)
	DWT	DWT	DWT	DWT	DWT	DWT	DWT	DWT
2002	24.5	26.5	33.0	38.0	31.0	36.0	44.0	66.0
2003	28.5	30.5	36.5	42.0	34.5	40.0	52.0	73.0
2004	34.0	39.0	43.0	59.0	41.0	57.0	68.0	105.0
2005	37.5	42.0	45.0	61.0	43.0	59.0	71.0	120.0
2006	40.5	47.5	52.0	67.0	50.0	65.0	78.0	128.0
2007	46.0	54.0	66.0	80.0	64.0	78.0	90.0	146.0
2008	40.0	46.5	59.0	73.5	57.0	71.5	87.0	142.0
2009	31.0	36.0	44.5	54.0	42.5	52.0	62.0	101.0
2010	33.0	36.0	48.0	59.0	44.6	57.0	67.0	105.0
2011	31.5	36.0	46.0	54.8	44.6	52.8	61.7	99.0
2012	30.0	33.0	44.0	50.0	42.4	48.0	56.5	92.0
2013	31.0	35.0	45.0	53.5	42.1	51.5	59.0	93.5
2014	33.0	37.0	47.5	56.0	44.9	54.0	65.0	97.0
2015	32.0	35.5	47.0	53.5	45.0	51.5	63.0	94.0
2016	30.0	32.0	41.0	47.0	39.0	45.0	54.0	83.0
2017	31.0	33.0	41.0	46.0	38.2	44.0	55.0	81.0
2018	31.4	35.3	41.4	48.8	40.8	46.8	58.7	88.0
2019	32.0	36.0	45.0	51.0	43.0	49.0	61.0	92.7
Jan-20	32.0	36.0	45.0	51.0	43.0	49.0	61.0	92.0

Long-term average	32.7	36.7	45.3	54.4	43.2	52.4	63.2	98.9
(1) Coated tankers
(2) Uncoated tankers
*Up to January 2020
Source: Drewry
Second-hand Prices
Second-hand values primarily, albeit with a lag, reflect prevailing and expected charter rates. During extended periods of high charter rates, vessel values tend to appreciate and vice versa. However, vessel values are also influenced by other factors, including the age of the vessel. Prices for young vessels, those about up to five-years old, are also influenced by newbuilding prices, while prices for old vessels, near the end of their useful economic life, those around at or in excess of 25 years, are influenced by the value of scrap steel.
The table below illustrates the movements of prices for second-hand oil tankers from 2002 to 2019. In late 2013, prices for all modern tankers increased as a result of improvement in freight rates and positive market sentiment, and further gains were recorded in 2014 and 2015. However, in 2016, second-hand prices saw a double-digit decline on account of weakening freight rates. For illustration, the second-hand price of a five-year old LR vessel of 95,000 dwt capacity fell 35% from US$ 46 million in 2015 to US $30 million in 2016. However, the market saw increased demand for modern second-hand vessels in the last two years, in anticipation of a recovery in the freight market and buyers trying to take advantage of historically low asset prices. As such, second-hand modern product tanker prices increased in the range of 3 to 10% in 2018. For example, the second-hand price of a five-year old LR2 inched up US$ 2.0 million between January 2018 and December 2018. Second-hand prices of crude and product tankers increased steeply in 2019 in tandem with a surge in charter rates.

Oil Tanker Second-hand Prices for 5 year old vessels: 2002-2020*
(In millions of U.S. Dollars)

Year End	37,000(1)	45,000(1)	75,000(1)	95,000(1)	75,000(2)	95,000(2)	150,000(2)	300,000(2)
	DWT	DWT	DWT	DWT	DWT	DWT	DWT	DWT
2002	15.5	21.5	23.0	31.5	21.0	29.5	39.0	55.0
2003	24.5	29.5	26.0	39.0	24.0	37.0	47.0	70.0
2004	36.0	42.0	40.0	59.0	38.0	57.0	73.0	112.0
2005	40.0	45.5	48.5	60.0	46.5	58.0	75.0	110.0
2006	40.0	47.5	50.0	65.0	48.0	63.0	77.0	115.0
2007	40.0	52.0	61.0	70.5	59.0	68.5	87.0	130.0
2008	36.0	42.0	48.0	57.0	46.0	55.0	77.0	110.0
2009	21.0	24.0	34.5	40.0	32.5	38.0	53.0	77.5
2010	21.5	24.0	37.0	44.0	35.0	42.0	58.0	85.5
2011	24.0	27.0	34.0	35.5	32.0	33.5	45.5	58.0
2012	21.0	24.0	27.0	29.5	25.0	27.5	40.0	57.0
2013	25.0	29.0	33.0	35.0	31.0	33.0	42.0	60.0
2014	23.0	24.0	35.5	44.0	33.5	42.0	57.0	76.0
2015	26.0	27.0	38.0	48.0	36.0	46.0	60.0	80.0
2016	20.0	22.0	30.0	32.0	28.0	30.0	42.0	60.0
2017	21.0	24.0	29.0	32.0	27.0	30.0	40.0	62.0
2018	23.0	27.0	31.0	34.0	29.0	32.0	44.0	64.0
2019	24.7	28.8	33.2	39.5	31.2	37.5	49.7	70.8
Jan-20	25.0	30.0	34.0	43.0	32.0	41.0	53.0	75.0

Long-term average	26.3	30.8	36.1	43.8	34.1	41.8	55.1	79.8
(1) Coated tankers
(2) Uncoated tankers
*Up to January 2020
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
International Maritime Organization
The International Maritime Organization, or the IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.
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
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. From January 1, 2020, ships were required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ("ECAs"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
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
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificates are renewed as required.
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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regards IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.
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
Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the BWM Convention in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72's amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessments of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,000 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. The effects of these proposals and changes are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
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
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining "waters of the United States" and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the "Navigable Waters Protection Rule," which replaces the rule published on October 22, 2019, and redefined "waters of the United States." The effect of this rule is currently unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called "SOx-Emission Control Area"). As of January 2020, EU member states must also ensure that ships in all EU waters, except SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
International Labour Organization
The International Labour Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labour Convention 2006, ("MLC 2006"). A Maritime Labour Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. The timing and effect of such action has yet to be determined.
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
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel's hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
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
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).
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
D. Property, Plants and Equipment
Our only material physical assets consist of our vessels which are owned through our separate, wholly-owned subsidiaries. For a description of our fleet, see “Item 4. Information on the Company—B. Business Overview.”
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in “Item 18. Financial Statements.” You should also carefully read the following discussion with the sections of this annual report entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry,” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.
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

As of March 27, 2020, all of our wholly owned, finance leased or bareboat chartered-in vessels were operating in the Scorpio Pools.
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
Charterhire expense. Charterhire is the amount we pay the owner for time or bareboat chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. The method by which we accounted for charterhire for time or bareboat chartered-in vessels changed in January 2019 upon the adoption of IFRS 16 - Leases, which is discussed below under the heading "Critical Accounting Policies."
The responsibility for vessel operating expenses for the different types of charter agreements are as follows:
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
Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our owned, or finance leased vessels (less an estimated residual value) over the estimated useful lives of the vessels;

•
charges related to the depreciation of our right of use assets based upon the straight-line depreciation of the right of use asset over the life of the lease or the useful life of the asset, if a purchase obligation or a purchase option is reasonably certain to be exercised; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.
Time charter equivalent (TCE) revenue or rates. We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our consolidated statements of income or loss.
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
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
Our vessel revenues are affected by cyclicity in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market or in spot market-oriented pools. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on SCM’s outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:

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

Our expenses were affected by the fees we pay SCM, SSM, and SSH for commercial management, technical management and administrative services, respectively. SCM, SSM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer and our Vice President are members, provide commercial, technical and administrative management services to us, respectively. We pay fees under our Revised Master Agreement with SCM and SSM, for our vessels that operate both within and outside of the Scorpio Pools.  The fees charged to our vessels operating within the Scorpio Pools are identical to what SCM charges third-party owned vessels operating within the Scorpio Pools. When our vessels are operating in one of the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture.  For commercial management of our vessels that are not operating in any of the Scorpio Pools, we pay SCM a fee of $250 per vessel per day for each LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture. Additionally, in September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charged our vessels to effectively reduce such commissions to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.
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
Our fleet growth during 2019 was driven by the Trafigura Transaction. During 2019, our expansion was driven by the acquisition of subsidiaries of Trafigura, which have leasehold interests in 19 product tankers (15 MR and 4 LR2 product tankers) under bareboat chartered-in agreements with subsidiaries of an international financial institution. At closing, four of the MR vessels were under construction with expected deliveries in 2020. The aggregate value of the vessels is $803 million and we assumed the obligations under the bareboat charter agreements for the delivered vessels of approximately $531.5 million and issued approximately 4.0 million shares of common stock at $29.00 per share to Trafigura with an aggregate market value of  $115.5 million for the delivered vessels. For the vessels under construction, we issued approximately 0.6 million shares of common stock at $29.00 per share to Trafigura with an aggregate market value of $17.1 million and assumed commitments on the bareboat chartered-in agreements of $138.9 million. Three of the four MR vessels under construction were delivered in the first quarter of 2020 with the remaining MR expected to be delivered in September 2020.
Our fleet growth during 2017 was driven by the acquisition of NPTI. During 2017, our expansion was largely driven by the acquisition of Navig8 Product Tankers Inc, or NPTI, including its fleet of 27 product tankers (12 LR1 and 15 LR2 product tankers) for 5,499,999 common shares of the Company and the assumption of NPTI's debt. We refer to this transaction as the “Merger.” As part of the Merger, a portion of NPTI's business was acquired in June 2017 when we acquired four of NPTI's subsidiaries, or the NPTI Vessel Acquisition, that owned four LR1 product tankers. In connection with the NPTI Vessel Acquisition, we transferred $42.2 million in cash to NPTI, which remained on its balance sheet after the Merger and assumed the debt secured by the NPTI Vessel Acquisition vessels in the amount of $118.3 million. The balance of NPTI's business was acquired in September 2017 when the Merger closed and 5,499,999 common shares were issued and we assumed $806.5 million of NPTI's debt. We refer to this latter part of the transaction as the September Closing.
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
The significant judgments and estimates are as follows:

Leases - IFRS 16
IFRS 16, Leases, was issued by the International Accounting Standards Board on January 13, 2016. IFRS 16 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 amends the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset, and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing pool and time chartered-out arrangements meet the definition of leases under IFRS 16, with the Company as lessor, on the basis that the pool or charterer manages the vessels in order to enter into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use.
Moreover, under IFRS 16, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time chartered-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. These components will be accounted for as follows:
•All fixed lease revenue earned under these time chartered-out arrangements will be recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements will be recognized as it is earned, since it is 100% variable.
•The non-lease component will be accounted for as services revenue under IFRS 15 - Revenue from Contract with Customers. This revenue will be recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
The application of the above principles did not result in a material difference to the amount of revenue recognized under our existing accounting policies for pool and time chartered-out arrangements.
IFRS 16 - Leases also amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Upon transition, a lessee shall apply IFRS 16 - Leases to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 - Leases recognized at the date of initial application (the ‘modified retrospective approach’).  We applied the modified retrospective approach upon transition, which resulted in the recognition of right of use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to the existing bareboat chartered-in vessel commitments for three bareboat chartered-in vessels, which are scheduled to expire in April 2025. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million operating lease liability and a $2.2 million reduction in retained earnings relating to these three vessels. Additionally, during 2019, the Company entered into bareboat chartered-in agreements on seven Handymax vessels and acquired the leasehold interests of 15 vessels as part of the Trafigura Transaction. All of these transactions have been accounted for under IFRS 16.
Revenue recognition - IFRS 15
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
Of these revenue streams, revenue generated from voyage charter agreements is within the scope of IFRS 15. Revenue generated from pools and time charters is accounted for as revenue earned under operating leases. Accordingly, the implementation of IFRS 15 did not have an effect on the revenue recognized from the pools or time charters however these arrangements will be impacted by IFRS 16, Leases, which is effective for annual periods beginning on or after January 1, 2019 and is discussed further above.
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
Pool revenue
We recognize pool revenue based on quarterly reports from the pools which identifies the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel.
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
Vessel impairment
Impairment methodology
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels fluctuate with changes in charter rates and the cost of constructing new vessels. At each reporting period end date, we review the carrying amounts of our vessels to determine whether there is any indication that those vessels may have suffered an impairment loss. In this regard, we consider factors such as fluctuations in the recoverable amount of our vessels below their carrying values, or the sustained weakness in the product tanker market as potential impairment indicators that necessitate the performance of a full impairment review.
Impairment losses are calculated as the excess of a vessel’s carrying amount over its recoverable amount. Under IFRS, the recoverable amount is the higher of an asset’s (i) fair value less costs to sell, or market value, and (ii) value in use. Fair value less costs to sell is defined by IFRS as “the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal.” When we calculate value in use, we discount the expected future cash flows to be generated by our vessels to their net present value.
Our impairment evaluation is performed on an individual vessel basis when there are indications of impairment. First, we assess the market value, taking into consideration vessel valuations from leading, independent and internationally recognized ship brokers. We then compare that estimate of market value to each vessel’s carrying value and, if the carrying value exceeds the vessel’s market value, an indicator of impairment exists. We also consider sustained weakness in the product tanker market as an impairment indicator. An indicator of impairment prompts us to perform a calculation of the potentially impaired vessel’s value in use, in order to appropriately determine the “higher of” the two values.
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. In developing estimates of future cash flows, we make assumptions about future charter rates, vessel operating expenses, the estimated remaining useful lives of the vessels, utilization rates, residual values and the discount rate. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Reasonable changes in the assumptions for the discount rate or future charter rates could lead to a value in use for some of our vessels that is equal to or less than the carrying amount for such vessels. All of the aforementioned assumptions have been highly volatile in both the current market and historically.
At December 31, 2019, our operating fleet consisted of 134 owned, finance leased or right of use vessels ("ROU vessels"). Ten ROU vessels were not required by the lessors to have valuations from independent brokers:

•	68 of our owned, finance leased or ROU vessels in our fleet had fair values less selling costs greater than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
56 of our owned, finance leased or ROU vessels in our fleet had fair values less selling costs lower than their carrying amount and 10 of our ROU vessels did not have valuations from independent brokers. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

At December 31, 2018, we had 109 vessels in our fleet:

•	34 of our owned or finance leased vessels in our fleet had fair values less selling costs greater than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
75 of our owned or finance leased vessels in our fleet had fair values less selling costs lower than their carrying amount. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

Our Fleet—Illustrative comparison of excess of carrying amounts over estimated charter-free market value of certain vessels
During the past few years, the market values of vessels have experienced particular volatility and as a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels. After undergoing the impairment analysis discussed above, we have concluded that no impairment is required at December 31, 2019.
The table set forth below indicates the carrying amount of each of our vessels or right of use assets as of December 31, 2019 and December 31, 2018 and the aggregate difference between the carrying amount and the market value represented by such vessels or right of use assets (see footnotes to the table set forth below). This aggregate difference represents the approximate analysis of the amount by which we believe we would record a loss if we sold those vessels or right of use assets, in the current environment, on industry standard terms, in cash transactions and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed (i) that the vessels would be sold at a price that reflects our estimate of their basic market values and (ii) for vessels that are under finance leases, the carrying value of the vessel at the date indicated, would be the price at which we would purchase those vessels back from the lessor. Additionally, we have not obtained valuations for certain of our leased vessels that are accounted for as right of use assets under IFRS 16, however we have included their carrying amounts in the table set forth below.

Our estimate of basic market value assumes that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from ship brokers, whether solicited or unsolicited, or that ship brokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

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

			Carrying value as of,
	Vessel Name	Year Built	December 31, 2019		December 31, 2018
1	STI Amber	2012	29.0	(1)	30.5
2	STI Topaz	2012	29.3	(1)	30.9
3	STI Ruby	2012	29.1	(1)	30.6
4	STI Garnet	2012	29.3	(1)	30.9
5	STI Onyx	2012	29.1	(1)	30.6
6	STI Fontvieille	2013	28.8	(1)	30.2
7	STI Ville	2013	29.2	(1)	30.6
8	STI Duchessa	2014	28.9	(2)	28.5
9	STI Wembley	2014	29.1	(1)	27.6
10	STI Opera	2014	28.7	(2)	28.3
11	STI Texas City	2014	33.8	(1)	31.9
12	STI Meraux	2014	34.0	(1)	32.3
13	STI San Antonio	2014	34.2	(1)	32.3
14	STI Venere	2014	31.5	(2)	28.0
15	STI Virtus	2014	31.6	(2)	28.1
16	STI Aqua	2014	31.8	(2)	28.3
17	STI Dama	2014	31.9	(2)	28.3
18	STI Benicia	2014	34.9	(1)	33.0
19	STI Regina	2014	31.9	(2)	28.5
20	STI St. Charles	2014	33.8	(1)	31.8
21	STI Yorkville	2014	32.1	(2)	28.9
22	STI Milwaukee	2014	36.8	(1)	34.1
23	STI Battery	2014	32.3	(1)	29.1
24	STI Brixton	2014	29.0	(1)	27.0
25	STI Comandante	2014	28.7	(1)	26.9
26	STI Pimlico	2014	29.0	(1)	27.1
27	STI Hackney	2014	28.7	(1)	27.0

			Carrying value as of,
	Vessel Name	Year Built	December 31, 2019		December 31, 2018
28	STI Acton	2014	29.2	(1)	27.6
29	STI Fulham	2014	29.0	(1)	27.4
30	STI Camden	2014	28.9	(1)	27.2
31	STI Finchley	2014	29.2	(1)	27.6
32	STI Clapham	2014	29.5	(1)	27.8
33	STI Poplar	2014	29.3	(1)	27.8
34	STI Elysees	2014	48.1	(1)	44.2
35	STI Madison	2014	48.3	(1)	44.5
36	STI Park	2014	48.0	(1)	44.5
37	STI Orchard	2014	43.7	(1)	44.2
38	STI Sloane	2014	44.0	(1)	45.0
39	STI Broadway	2014	43.2	(1)	44.1
40	STI Condotti	2014	44.0	(1)	45.0
41	STI Battersea	2014	29.0	(1)	27.4
42	STI Memphis	2014	32.2	(1)	32.6
43	STI Mayfair	2014	32.7	(1)	29.3
44	STI Soho	2014	28.7	(2)	29.0
45	STI Tribeca	2015	29.3	(2)	29.9
46	STI Hammersmith	2015	28.2	(2)	28.2
47	STI Rotherhithe	2015	29.9	(1)	28.3
48	STI Rose	2015	50.4	(1)	52.2
49	STI Gramercy	2015	28.6	(2)	29.1
50	STI Veneto	2015	44.0	(2)	45.3
51	STI Alexis	2015	54.0	(1)	52.4
52	STI Bronx	2015	29.2	(2)	29.8
53	STI Pontiac	2015	33.6	(1)	34.2
54	STI Manhattan	2015	32.8	(2)	29.8
55	STI Winnie	2015	44.7	(2)	46.1
56	STI Oxford	2015	44.7	(2)	46.3
57	STI Queens	2015	29.1	(2)	29.8
58	STI Osceola	2015	33.5	(1)	34.6
59	STI Lauren	2015	44.7	(2)	46.3
60	STI Connaught	2015	44.4	(2)	46.1
61	STI Notting Hill	2015	31.9	(2)	33.2
62	STI Spiga	2015	49.7	(1)	51.6
63	STI Seneca	2015	33.4	(1)	34.6
64	STI Savile Row	2015	50.7	(1)	52.6
65	STI Westminster	2015	32.0	(2)	33.3
66	STI Brooklyn	2015	28.9	(2)	30.0
67	STI Kingsway	2015	50.7	(1)	53.0
68	STI Lombard	2015	51.5	(1)	53.7
69	STI Carnaby	2015	50.9	(1)	53.1
70	STI Black Hawk	2015	31.7	(2)	33.0
71	STI Excel	2015	34.5	(2)	36.1

			Carrying value as of,
	Vessel Name	Year Built	December 31, 2019		December 31, 2018
72	STI Solidarity	2015	37.6	(2)	39.1
73	STI Grace	2016	45.6	(2)	47.6
74	STI Jermyn	2016	46.6	(2)	48.5
75	STI Excelsior	2016	35.9	(2)	37.5
76	STI Expedite	2016	35.9	(2)	37.5
77	STI Exceed	2016	35.9	(2)	37.5
78	STI Executive	2016	39.1	(2)	38.1
79	STI Excellence	2016	39.0	(2)	38.1
80	STI Experience	2016	36.5	(2)	38.1
81	STI Express	2016	36.7	(2)	38.1
82	STI Precision	2016	36.7	(2)	38.1
83	STI Prestige	2016	36.8	(2)	38.1
84	STI Pride	2016	39.2	(2)	38.1
85	STI Providence	2016	36.7	(2)	38.1
86	STI Sanctity	2016	41.1	(2)	41.7
87	STI Solace	2016	42.8	(2)	41.7
88	STI Stability	2016	40.1	(2)	41.7
89	STI Steadfast	2016	42.7	(2)	41.7
90	STI Supreme	2016	40.2	(2)	41.8
91	STI Symphony	2016	42.9	(2)	41.7
92	STI Gallantry	2016	41.5	(2)	40.2
93	STI Goal	2016	41.6	(2)	40.2
94	STI Nautilus	2016	41.7	(2)	40.1
95	STI Guard	2016	41.5	(2)	40.2
96	STI Guide	2016	41.6	(2)	40.2
97	STI Selatar	2017	47.1	(2)	48.9
98	STI Rambla	2017	47.9	(2)	49.7
99	STI Galata	2017	34.3	(2)	35.6
100	STI Bosphorus	2017	34.4	(2)	35.8
101	STI Leblon	2017	34.9	(1)	36.2
102	STI La Boca	2017	34.8	(1)	36.2
103	STI San Telmo	2017	36.9	(1)	38.4
104	STI Donald C Trauscht	2017	37.0	(1)	38.5
105	STI Gauntlet	2017	43.9	(2)	42.5
106	STI Gladiator	2017	44.1	(2)	42.6
107	STI Gratitude	2017	41.2	(2)	42.6
108	STI Esles II	2018	37.4	(1)	39.0
109	STI Jardins	2018	37.5	(1)	39.0
110	STI Magic	2019	38.8	(2)	N/A	(4)
111	STI Majestic	2019	38.8	(2)	N/A	(4)
112	STI Mystery	2019	38.7	(2)	N/A	(4)
113	STI Marvel	2019	38.7	(2)	N/A	(4)
114	STI Magnetic	2019	38.8	(2)	N/A	(4)
115	STI Millennia	2019	38.7	(2)	N/A	(4)

			Carrying value as of,
	Vessel Name	Year Built	December 31, 2019		December 31, 2018
116	STI Master	2019	38.8	(2)	N/A	(4)
117	STI Mythic	2019	38.7	(2)	N/A	(4)
118	STI Marshall	2019	38.7	(2)	N/A	(4)
119	STI Modest	2019	38.7	(2)	N/A	(4)
120	STI Maverick	2019	38.8	(2)	N/A	(4)
121	STI Lobelia	2019	54.1	(1)	N/A	(4)
122	STI Lotus	2019	54.1	(1)	N/A	(4)
123	STI Lily	2019	54.1	(1)	N/A	(4)
124	STI Lavender	2019	54.1	(1)	N/A	(4)
125	Style	2008	2.7	(3)	N/A	(4)
126	Stone	2008	2.7	(3)	N/A	(4)
127	Steel	2008	2.7	(3)	N/A	(4)
128	Sky	2007	2.7	(3)	N/A	(4)
129	Single	2007	0.6	(3)	N/A	(4)
130	Silent	2007	0.6	(3)	N/A	(4)
131	Star	2007	0.6	(3)	N/A	(4)
132	STI Le Rocher	2013	14.4	(3)	N/A	(5)
133	STI Larvotto	2013	14.3	(3)	N/A	(5)
134	STI Beryl	2013	14.4	(3)	N/A	(5)

			$4,706.1		$3,997.8

(1)
As of December 31, 2019, the basic charter-free market value is lower than each vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate basic charter-free market value by approximately $137.5 million.

(2)
As of December 31, 2019, the basic charter-free market value was higher than each vessel’s carrying value. We believe that the aggregate carrying value of these vessels was lower than their aggregate basic charter-free market value by approximately $174.1 million.

(3)
This vessel is a leased vessel that is being accounted for as Right of use asset under IFRS 16. Accordingly, the carrying value reflects the present value of the minimum lease payments plus initial direct costs at the recording of the lease less straight-line depreciation over the life of the lease. Independent valuations were not obtained for these vessels, however they were included as part of our impairment testing as described above.

(4)	These vessels were acquired or leased during the year ended December 31, 2019.

(5)	These vessels were recorded as Right of use assets upon transition to IFRS 16 - Leases on January 1, 2019.
The impairment test that we conducted was most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for December 31, 2019, a 1.0% increase in the discount rate would result in an impairment of $44.1 million being recognized. Alternatively, a 5% decrease in forecasted time charter rates would result in an impairment of $76.1 million being recognized.
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
A. Operating Results

Results of Operations for the year ended December 31, 2019 compared to the year ended December 31, 2018

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2019	2018	favorable / (unfavorable)	Change
Vessel revenue	$704,325	$585,047	$119,278	20%
Vessel operating costs	(294,531)	(280,460)	(14,071)	(5)%
Voyage expenses	(6,160)	(5,146)	(1,014)	(20)%
Charterhire	(4,399)	(59,632)	55,233	93%
Depreciation - owned and finance leased vessels	(180,052)	(176,723)	(3,329)	(2)%
Depreciation - right of use assets	(26,916)	—	(26,916)	N/A
General and administrative expenses	(62,295)	(52,272)	(10,023)	(19)%
Merger transaction related costs	—	(272)	272	100%
Financial expenses	(186,235)	(186,628)	393	—%
Loss on exchange of convertible notes	—	(17,838)	17,838	100%
Financial income	8,182	4,458	3,724	84%
Other income / (expenses), net	(409)	(605)	196	(32)%
Net loss	$(48,490)	$(190,071)	$141,581	74%
Net loss. Net loss for the year ended December 31, 2019 was $48.5 million, a decrease of $141.6 million, or 74%, from the net loss of $190.1 million for the year ended December 31, 2018. The differences between the two periods are discussed below.

Vessel revenue. Vessel revenue for the year ended December 31, 2019 was $704.3 million, an increase of $119.3 million, or 20%, from vessel revenue of $585.0 million for the year ended December 31, 2018. The increase in vessel revenue between 2018 and 2019 was driven by a better market for product tankers. The daily TCE revenue (a non-IFRS measure) per day increased to $16,682 during the year ended December 31, 2019 from $12,782 per day during the year ended December 31, 2018. This was offset by a decrease in revenue days to 41,852 days from 45,366 days for the years ended December 31, 2019 and 2018, respectively. The increase in revenue is discussed below by operating segment.
The following is a summary of our consolidated revenue by revenue type, in addition to TCE revenue per day and total revenue days.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2019	2018	favorable / (unfavorable)	Change
Pool revenue by operating segment
MR	$261,727	$225,181	$36,546	16%
LR2	260,969	188,938	72,031	38%
Handymax	103,150	82,782	20,368	25%
LR1	66,040	46,883	19,157	41%
Total pool revenue	691,886	543,784	148,102	27%
Voyage revenue (spot market)	9,888	7,248	2,640	36%
Time charter-out revenue	2,551	34,015	(31,464)	(93)%
Gross revenue	704,325	585,047	119,278	20%
Voyage expenses	(6,160)	(5,146)	(1,014)	(20)%
TCE revenue (1)	$698,165	$579,901	$118,264	20%

Daily pool TCE by operating segment: (1)
MR pool	$15,216	$12,356	$2,860	23%
LR2 pool	20,270	13,795	6,475	47%
Handymax pool	14,745	11,694	3,051	26%
LR1 pool	15,894	10,891	5,003	46%
Consolidated daily pool TCE	16,787	12,557	4,230	34%
Voyage (spot market) - daily TCE	9,700	7,959	1,741	22%
Time charter-out - daily TCE	18,902	20,195	(1,293)	(6)%
Consolidated daily TCE	16,682	12,782	3,900	31%

Pool revenue days per operating segment
MR	17,116	18,196	(1,080)	(6)%
LR2	12,865	13,674	(809)	(6)%
Handymax	6,990	7,072	(82)	(1)%
LR1	4,098	4,306	(208)	(5)%
Total pool revenue days	41,069	43,248	(2,179)	(5)%
Voyage (spot market) revenue days	655	486	169	35%
Time charter-out revenue days	128	1,632	(1,504)	(92)%
Total revenue days	41,852	45,366	(3,514)	(8)%

(1) We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.
Pool revenue. Pool revenue for the year ended December 31, 2019 was $691.9 million, an increase of $148.1 million, or 27% from $543.8 million for the year ended December 31, 2018. The increase in pool revenue was due to an increase in pool TCE revenue per day across all our operating segments offset by a decrease in pool revenue days to 41,069 for the year ended December 31, 2019 from 43,248 for the year ended December 31, 2018. The product tanker market experienced a period of prolonged weakness during most of 2018 culminating with a sharp recovery that began in the fourth quarter of 2018 and continued throughout 2019. This was a result of several factors including, but not limited to (i) an increase in global demand for refined commodities against the backdrop of moderating supply of the global product tanker fleet, (ii) the opening of arbitrage windows on several trading routes, (iii) the reduction of global product inventory drawdowns, increasing demand for refined petroleum product imports, and (iv) implementation of the International Maritime Organization’s (“IMO”) low sulfur emissions standards.  The implementation of these standards has impacted the trade flows of both crude and refined petroleum products which, combined with favorable supply and demand dynamics, has resulted in improvements in daily spot market TCE rates across all of the Company’s operating segments, particularly during the fourth quarter of 2019.
The decrease in pool revenue days for the year ended December 31, 2019 from 2018 was as a result of a decrease in the number of vessels chartered-in during the year ended December 31, 2019 as compared to the year ended December 31, 2018.
MR pool revenue. MR pool revenue for the year ended December 31, 2019 was $261.7 million, an increase of $36.5 million, or 16%, from $225.2 million for the year ended December 31, 2018. The increase in MR pool revenue was due to an increase in pool daily TCE revenue to $15,216 per day from $12,356 per day during the years ended December 31, 2019 and 2018, respectively. Our MRs benefited from the broader recovery in the product tanker market during the year ended December 31, 2019, particularly as arbitrage windows opened on key trading routes and as demand improved in the western hemisphere, thus depleting product inventories and driving increased demand for imports.
This increase was offset by a decrease in pool revenue days to 17,116 from 18,196 during the years ended December 31, 2019 and 2018, respectively, primarily due to the reduction in the average number of time chartered-in MRs to 0.1 from 4.3 during the years ended December 31, 2019 and 2018, respectively. Seven time chartered-in MRs, which were in the Scorpio MR pool for an aggregate of 1,546 days during the year ended December 31, 2018, were redelivered throughout 2018 and in early 2019. Additionally, 21 MRs were offhire for 1,142 days for drydock, ballast water treatment system and scrubber installations during the year ended December 31, 2019. The decrease in pool revenue days was offset by two MRs which operated in the pool for an additional 572 days during the year ended December 31, 2019 that were time-chartered out or operated in the spot market for a portion of the year ended December 31, 2018. Additionally, 11 MRs from the Trafigura Transaction operated in the pool for an aggregate 859 revenue days during the year ended December 31, 2019.
LR2 pool revenue. Pool revenue from LR2 vessels for the year ended December 31, 2019 was $261.0 million, an increase of $72.0 million, or 38%, from $188.9 million for the year ended December 31, 2018. The increase was due to an increase in pool daily TCE revenue to $20,270 per day from $13,795 per day during the years ended December 31, 2019 and 2018, respectively. Our LR2s benefited from the broader recovery in the product tanker market during the year ended December 31, 2019, particularly as arbitrage windows opened on key LR2 trading routes and as cargo volumes increased out of the Middle East.
This increase was offset by a decrease in pool revenue days of 809 to 12,865 from 13,674 days during the years ended December 31, 2019 and 2018, respectively. Pool revenue days decreased as a result of (i) 20 LR2 vessels being offhire for drydock, ballast water treatment system and scrubber installations for an aggregate of 1,026 offhire days during the year ended December 31, 2019 and (ii) the redelivery of two time chartered-in vessels in 2018, resulting in a decrease of an aggregate of 544 pool revenue days. These decreases were offset by (i) three LR2s which operated in the Scorpio LR2 pool for an aggregate additional 480 days during the year ended December 31, 2019 that were time-chartered out or operated in the spot market for a portion of the year ended December 31, 2018 and (ii) four LR2s from the Trafigura Transaction which operated in the Scorpio LR2 pool for an aggregate of 275 revenue days during the year ended December 31, 2019.

Handymax pool revenue. Handymax pool revenue for the year ended December 31, 2019 was $103.2 million, an increase of $20.4 million, or 25%, from $82.8 million for the year ended December 31, 2018. The increase in Handymax pool revenue was primarily driven by an increase in daily TCE rates earned to $14,745 per day from $11,694 per day during the years ended December 31, 2019 and 2018, respectively. Our Handymax vessels experienced increased demand across all trading routes, particularly in Europe and North America where cargo volumes increased against a backdrop of moderating supply.
This increase was offset by a decrease in pool revenue days to 6,990 from 7,072 during the years ended December 31, 2019 and 2018, respectively. Pool revenue days decreased as a result of (i) the timing of deliveries and redeliveries of certain time and bareboat chartered-in vessels during the years ended December 31, 2019 and 2018, resulting in an aggregate reduction of 200 pool revenue days, and (ii) 13 Handymax vessels that were offhire for drydock and ballast water treatment system installations during the year ended December 31, 2019 for an aggregate reduction of 433 pool revenue days. These decreases were offset by two Handymax vessels operating in the Scorpio Handymax Tanker pool during the year ended December 31, 2019 that were time chartered-out during the year ended December 31, 2018, resulting in 551 additional pool revenue days.
LR1 pool revenue. Pool revenue from LR1 vessels for the year ended December 31, 2019 was $66.0 million, an increase of $19.2 million, or 41%, from $46.9 million for the year ended December 31, 2018. The increase in LR1 pool revenue was driven by an increase in daily TCE revenue to $15,894 from $10,891 during the years ended December 31, 2019 and 2018, respectively. Our LR1s generally trade on similar routes as our LR2s, and thus benefited from the opening of arbitrage windows and increases in cargo volumes on key trading routes.
This increase was offset by a decrease in pool revenue days to 4,098 days from 4,306 days during the years ended December 31, 2019 and 2018, respectively. Two LR1 product tankers which operated in the spot market during the year ended December 31, 2019 operated in the Scorpio LR1 pool during the year ended December 31, 2018, resulting in an aggregate decrease of 132 pool revenue days. Three LR1 vessels were offhire for scrubber installations during the year ended December 31, 2019, resulting in an aggregate reduction of 177 pool revenue days.

Voyage revenue (spot market). Voyage revenue (spot revenue) consists of spot market voyages and short-term time charters. Voyage revenue for the year ended December 31, 2019 was $9.9 million, an increase of $2.6 million or 36.4%, from $7.2 million for the year ended December 31, 2018.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2019	2018	favorable / (unfavorable)	Change
LR2	$1,978	$4,375	$(2,397)	(54.8)%
MR	4,509	2,034	(4,474)	(68.7)%
Handymax	1,980	—	1,980	N/A
LR1	1,421	839	582	69.4%
Total voyage revenue (spot market)	$9,888	$7,248	$2,640	36.4%

•
Spot market voyages: Seven Handymax, three MR and one LR2 product tanker operated in the spot market on voyage charters for an aggregate 396 revenue days during the year ended December 31, 2019. These voyages earned $5.6 million in spot market revenue during that period. Six LR2 and two LR1 product tankers operated in the spot market on voyage charters for an aggregate 302 revenue days during the year ended December 31, 2018. These voyages earned $4.2 million in spot market revenue during that period.

•
Short-term time charters: We consider short-term time charters (less than one year) as spot market voyages. We had eight MR and four LR2 product tankers employed on short-term time charters for an aggregate 259 revenue days during the year ended December 31, 2019. These charters earned $4.3 million in revenue during that period. We had three MR and two LR2 product tankers employed on short-term time charters (ranging from 45 days to 120 days) for an aggregate 184 revenue days during the year ended December 31, 2018. These charters earned $3.0 million in revenue during that period.

Time charter-out revenue. Time charter-out revenue (representing time charters with initial terms of one year or greater) for the year ended December 31, 2019 was $2.6 million, a decrease of $31.5 million, or 93%, from $34.0 million for the year ended December 31, 2018. The decrease in time charter-out revenue was the result of the expiration of the time charters on a LR2 and two Handymaxes during the year ended December 31, 2019, which resulted in a decrease in time charter-out revenue days to 128 days from 1,632 days. Time charter-out revenue, by operating segment, consisted of the following:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2019	2018	favorable / (unfavorable)	Change
MR	$—	$11,507	$(11,507)	(100)%
Handymax	1,681	12,408	(10,727)	(86)%
LR2	870	10,100	(9,230)	(91)%

Total time charter-out revenue	$2,551	$34,015	$(31,464)	(93)%

The following table summarizes the terms of our time chartered-out vessels during the years ended December 31, 2019 and 2018, respectively:

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration		Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	March-19	(1)	$18,000
2	STI Poplar	2014	Handymax	January-16	February-19		$18,000
3	STI Notting Hill	2015	MR	November-15	October-18		$20,500
4	STI Westminster	2015	MR	December-15	October-18		$20,500
5	STI Rose	2015	LR2	February-16	February-19		$28,000
(1) Redelivery is plus 30 days or minus 10 days from the expiry date.
Vessel operating costs. Vessel operating costs for the year ended December 31, 2019 were $294.5 million, an increase of $14.1 million, or 5%, from $280.5 million for the year ended December 31, 2018. Vessel operating days increased to 44,878 days from 43,398 days for the years ended December 31, 2019 and 2018, respectively. These increases are discussed below by operating segment.
The following table is a summary of our vessel operating costs by operating segment:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2019	2018	favorable / (unfavorable)	change
Vessel operating costs
MR	$117,274	$111,294	$(5,980)	(5)%
LR2	97,346	91,975	(5,371)	(6)%
Handymax	50,750	48,249	(2,501)	(5)%
LR1	29,161	28,942	(219)	(1)%
Total vessel operating costs	$294,531	$280,460	$(14,071)	(5)%

Vessel operating costs per day
MR	$6,312	$6,366	$54	1%
LR2	6,829	6,631	(198)	(3)%
Handymax	6,621	6,295	(326)	(5)%
LR1	6,658	6,608	(50)	(1)%
Consolidated vessel operating costs per day	6,563	6,463	(100)	(2)%

Operating days
MR	18,578	17,483	1,095	6%
LR2	14,255	13,870	385	3%
Handymax	7,665	7,665	—	—%
LR1	4,380	4,380	—	—%
Total operating days	44,878	43,398	1,480	3%

MR vessel operating costs. Vessel operating costs for our MR segment, which included vessels on bareboat charter, were $117.3 million for the year ended December 31, 2019, an increase of $6.0 million, or 5%, from $111.3 million for the year ended December 31, 2018. This was primarily due to an increase in operating days of 1,095 days to 18,578 days from 17,483 days during the years ended December 31, 2019 and 2018, respectively. This increase was a result of 11 MR vessels acquired in the Trafigura Transaction in 2019 and two MR product tankers delivered in early 2018, resulting in an aggregate increase of 1,095 operating days. Operating costs per day remained consistent, decreasing slightly to $6,312 from $6,366, for the years ended December 31, 2019 and 2018, respectively.
LR2 vessel operating costs. Vessel operating costs for our LR2 segment were $97.3 million for the year ended December 31, 2019, an increase of $5.4 million, or 6%, from $92.0 million for the year ended December 31, 2018. The increase in operating costs was driven by an increase of 385 operating days during the year ended December 31, 2019, which was primarily a result of four LR2 vessels acquired in the Trafigura Transaction. LR2 operating costs per day increased to $6,829 per day from $6,631 per day for the years ended December 31, 2019 and 2018, respectively, due to various miscellaneous repairs that were undertaken while certain vessels were drydocked.
Handymax vessel operating costs. Vessel operating costs for our Handymax segment, which included vessels on bareboat charter were $50.8 million for the year ended December 31, 2019, an increase of $2.5 million, or 5%, from $48.2 million for the year ended December 31, 2018. The increase in operating costs was driven by various miscellaneous repairs that were undertaken while certain vessels were drydocked. Operating days for Handymax vessels owned, finance leased, or bareboat chartered-in remained consistent at 7,665 days during the years ended December 31, 2019 and 2018.
LR1 vessel operating costs. Vessel operating costs for our LR1 segment for the year ended December 31, 2019 were $29.2 million, an increase of $0.2 million, or 1%, from $28.9 million for the year ended December 31, 2018. Operating days for LR1 vessels owned or finance leased remained consistent at 4,380 days during the years ended December 31, 2019 and 2018, respectively.
Voyage expenses. Voyage expenses were $6.2 million for the year ended December 31, 2019, an increase of $1.0 million, or 20%, from $5.1 million for the year ended December 31, 2018. The increase was primarily the result of the increase in the number of days that our vessels operated in the spot market. We had 23 and 11 vessels that operated in the spot market or were employed under short-term time charter-out agreements for an aggregate of 655 and 486 days during the years ended December 31, 2019 and 2018, respectively. Voyage expenses for these periods relate to the expenses incurred in the fulfillment of these spot market voyages and also include broker commissions and commercial management fees incurred on vessels that were time chartered-out (on both short and long-term time charters) during the period.
Charterhire expense. Charterhire expense was $4.4 million for the year ended December 31, 2019, a decrease of $55.2 million, or 93%, from $59.6 million for the year ended December 31, 2018. The decrease was driven by a reduction in the number of time chartered-in vessels and the adoption of IFRS 16 - Leases on January 1, 2019. The average number of time chartered-in vessels decreased to 0.1 from 6.3 for the year ended December 31, 2019 compared to the year ended December 31, 2018.
Additionally, as of December 31, 2019, we had 25 bareboat chartered-in vessels, which are being accounted for under IFRS 16 - Leases, as right of use assets and related lease liabilities. Under IFRS 16 - Leases, there is no charterhire expense for these vessels. Depreciation expense is recorded on right of use assets on a straight-line basis over the life of the right of use assets and interest expense is recorded on a portion of the lease payments, with the remaining portion reducing the lease liability.
Depreciation - Owned and finance leased vessels. Depreciation expense was $180.1 million for the year ended December 31, 2019, an increase of $3.3 million, or 2%, from $176.7 million for the year ended December 31, 2018, as the result of an increase in drydock, ballast water treatment system and scrubber depreciation.
Depreciation - Right of use asset. Depreciation - right of use assets for the year ended December 31, 2019 was $26.9 million. Depreciation expense – right of use assets reflects the straight-line depreciation expense recorded, as a result of the transition to IFRS 16 – Leases on January 1, 2019.  Right of use asset depreciation is approximately $0.2 million per vessel per month for the 10 bareboat chartered-in vessels (seven Handymax and three MR).  Additionally, as part of the Trafigura Transaction, we acquired the leasehold interests in 15 vessels (11 MR and four LR2), which are being accounted for as right of use assets under IFRS 16. The right of use asset depreciation for these vessels is approximately $0.2 million per month for each MR vessel and $0.3 million per month for each LR2 vessel.
General and administrative expenses. General and administrative expenses were $62.3 million for the year ended December 31, 2019, an increase of $10.0 million, or 19%, from $52.3 million for the year ended December 31, 2018. The change was primarily driven by an increase in compensation related expenses (amortization of restricted stock and salaries).
Financial expenses. Financial expenses were $186.2 million for the year ended December 31, 2019, a decrease of $0.4 million, or 0%, from $186.6 million for the year ended December 31, 2018.

Financial expenses for the year ended December 31, 2019 primarily consisted of (i) interest payable on debt of $162.7 million, (ii) amortization of loan fees of $7.0 million, (iii) the write-off of deferred financing fees of $1.5 million, (iv) accretion of our Convertible Notes due 2019 and Convertible Notes due 2022 of $11.4 million and (v) accretion of the premiums and discounts recorded as part of the initial purchase price allocation on the indebtedness assumed from NPTI of $3.6 million.
Financial expenses for the year ended December 31, 2018 primarily consisted of (i) interest payable on debt of $145.9 million, (ii) amortization of loan fees of $10.5 million, (iii) the write-off of deferred financing fees of $13.2 million, (iv) accretion of our Convertible Notes due 2019 and Convertible Notes due 2022 of $13.2 million, and (v) accretion of the premiums and discounts recorded as part of the initial purchase price allocation on the indebtedness assumed from NPTI of $3.8 million.
Interest expense increased as a result of (i) an increase in interest expense payable due to an increase in the Company's average debt balance to $2.91 billion from $2.81 billion, which was driven by (i) the assumption of $531.5 million of right of use liabilities from the Trafigura Transaction, (ii) the increase in debt as a result of a series of refinancing initiatives on certain of our vessels that was completed during the last two quarters of 2018, and (iii) the implementation of IFRS 16 - Leases, which required the recognition at transition on January 1, 2019 of right of use assets and corresponding liabilities on the basis of the discounted remaining future minimum lease payments relating to our existing bareboat chartered-in vessel commitments that were previously reported as operating leases. Minimum lease payments are apportioned between interest expense and the reduction of the outstanding liability. These increases were partially offset by (i) an increase in capitalized interest to $2.8 million during the year ended December 31, 2019 from $0.2 million during the year ended December 31, 2018, and (ii) decreases in LIBOR rates during the year ended December 31, 2019 as compared to the year ended December 31, 2018. The increase in interest expense was offset by a reduction in the amount of deferred financing fee write-offs and amortization along with a reduction in the accretion on our 2.375% convertible notes due 2019 (the "Convertible Notes due 2019") that matured, and were repaid, in July 2019.
The amounts of deferred financing fees that were written-off during the years ended December 31, 2019 and 2018, respectively, were as follows:

•
During the year ended December 31, 2019, we wrote-off an aggregate of $1.5 million of deferred financing fees, which consisted of (i) $1.2 million related to the initiatives to refinance the existing indebtedness on certain of the vessels and (ii) $0.3 million related to the early redemption of our Unsecured Senior Notes due 2019 in March 2019. These transactions are described below in "Item 5. - Operating and Financial Review and Prospects - B. Liquidity and Capital Resources Long-Term Debt Obligations and Credit Arrangements."

•
During the year ended December 31, 2018, we wrote-off an aggregate of $13.2 million of deferred financing fees, which consisted of (i) $1.2 million as a result of the exchange of our Convertible Notes due 2019 for newly issued Convertible Notes due 2022 and (ii) $12.0 million related to the repayments of certain credit facilities as part of a series of refinancing initiatives on certain of the vessels in our fleet.

Financial income. Financial income was $8.2 million for the year ended December 31, 2019, an increase of $3.7 million, or 84%, from $4.5 million for the year ended December 31, 2018. Financial income primarily relates to interest earned on our cash balance.
Results of Operations for the year ended December 31, 2018 compared to the year ended December 31, 2017
For a discussion of our results for the year ended December 31, 2018 compared to the year ended December 31, 2017, please see “Item 5 - Operating and Financial Review and Prospects - A. Operating Results - Results of Operations for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017” contained in our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 20, 2019.

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
Our Senior Unsecured Notes due 2020 are scheduled to mature in May of 2020 and our ABN AMRO Credit Facility is scheduled to mature in the third quarter of 2020 (depending on the tranche). While we believe our current financial position is adequate to address the maturity of these instruments, a deterioration in economic conditions could cause us to pursue other means to raise liquidity, such as through the sale of vessels, to meet these obligations. Moreover, a deterioration in economic conditions could cause us to breach our debt covenants and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Based on internal forecasts and projections, which take into account reasonably possible changes in our trading performance, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations, obligations under sale and leaseback arrangements, commitments under other leasing arrangements, and commitments under our scrubber and BWTS contracts) for a period of at least twelve months from the date of this annual report. A discussion and analysis of our key risks, including sensitivities thereto, can be found in "Item 3. Key Information - D. Risk Factors" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".
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
As of December 31, 2019, our cash balance was $202.3 million, which was less than our cash balance of $593.7 million as of December 31, 2018. This decrease was mainly attributable to the repayment of our Convertible Notes due 2019 of $145.0 million, which matured in July 2019, along with $204.0 million of capital expenditures which were related to our drydock, scrubber and ballast water treatment system installation programs. As of March 27, 2020 and December 31, 2019, we had approximately $3.228 billion and $3.171 billion in aggregate outstanding indebtedness, respectively (which reflects the amounts payable under term loan facilities, lease financing arrangements and right of use liabilities and excludes unamortized deferred financing fees or other premiums and discounts). All of our credit facilities are described below under “Long-Term Debt Obligations and Credit Arrangements.”
As of December 31, 2019, our long-term liquidity needs were comprised of our debt repayment obligations for our secured credit facilities, lease financing arrangements, Senior Notes Due 2020 (defined and described below), Convertible Notes due 2022 (described below), our obligations for the purchase of exhaust gas cleaning systems or "scrubbers" and ballast water treatment systems, and obligations under our time and bareboat charter-in arrangements (which are accounted for under IFRS 16- Leases).
Equity Issuances
Trafigura Transaction
In September 2019, we entered into a share purchase agreement with Trafigura and Urion, as Trafigura’s nominee, pursuant to which we purchased all of the issued and outstanding shares of the Trafigura Subsidiaries that collectively hold leasehold interests in the Acquired Trafigura Vessels for an aggregate value of $803 million. The acquisition of the leasehold interests includes a finance lease arrangement with an international financial institution under a bareboat contract arrangement. After the assumption of the present value of the finance lease arrangement of approximately $670 million, we issued an aggregate of 4,572,873 of our common shares at a price of $29.00 per share as full consideration for the acquisition of the Trafigura Subsidiaries to Urion.
Private Placements
In September 2019, we closed on private placements with Trafigura and SSH (a related party) for $35 million and $15 million, respectively, in exchange for an aggregate of 1,724,137 of our common shares at $29.00 per share.
At the Market Share Issuance Program
In November 2019, the Company entered into an “at the market” offering program (the "ATM Program") pursuant to which the Company may sell up to $100 million of its common shares, par value $0.01 per share. As part of the ATM Program, the Company entered into an equity distribution agreement dated November 7, 2019 (the “Sales Agreement”), with BTIG, LLC, as sales agent (the “Agent”). In accordance with the terms of the Sales Agreement, the Company may offer and sell its common shares from time to time through the Agent by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions, or as otherwise agreed upon by the Agent and the Company. The Company intends to use the net proceeds from any sales under the ATM Program for general corporate and working capital purposes.
No shares were sold under this program during the year ended December 31, 2019 and through March 27, 2020.

2013 Equity Incentive Plan
For a description of issuances of our common shares pursuant to our 2013 Equity Incentive Plan, see “Item 6. Directors, Senior Management and Employees - B. Compensation - 2013 Equity Incentive Plan.”
Cash Flows
The table below summarizes our sources and uses of cash for the periods presented:

	For the year ended December 31,
In thousands of U.S. dollars	2019	2018
Cash flow data
Net cash inflow/(outflow)
Operating activities	$209,512	$57,790
Investing activities	(206,973)	(52,737)
Financing activities	(393,888)	402,137

Cash flow from operating activities
Fiscal year ended December 31, 2019 compared to fiscal year ended December 31, 2018
Operating cash flows are driven by our results of operations along with movements in working capital. The following table sets forth the components of our operating cash flows for the years ended December 31, 2019 and December 31, 2018:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2019	2018	favorable / (unfavorable)	Change
Vessel revenue (1)	$704,325	$585,047	$119,278	20%
Vessel operating costs (1)	(294,531)	(280,460)	(14,071)	(5)%
Voyage expenses (1)	(6,160)	(5,146)	(1,014)	(20)%
Charterhire (1)	(4,399)	(59,632)	55,233	93%
General and administrative expenses - cash (1)(2)	(34,874)	(26,725)	(8,149)	(30)%
Financial expenses - cash (1) (3)	(162,738)	(145,871)	(16,867)	(12)%
Merger transaction related costs	—	(272)	272	100%
Change in working capital (4)	116	(13,004)	13,120	101%
Financial income - cash	7,645	3,952	3,693	93%
Other	128	(99)	227	(229)%
Operating cash flow	$209,512	$57,790	$151,722	263%

(1)	See “Item 5. Operating and Financial Review and Prospects- A. Operating Results” for information on these variations for the years ended December 31, 2019 and 2018.

(2)
Cash general and administrative expenses are general and administrative expenses from our consolidated statements of income or loss excluding the amortization of restricted stock of $27.4 million and $25.5 million for the years ended December 31, 2019 and 2018, respectively.

(3)
Cash financial expenses represents interest payable on our outstanding indebtedness. These amounts are derived from Financial expenses from our consolidated statements of income or loss excluding (i) the amortization of deferred financing fees of $7.0 million and $10.5 million for the years ended December 31, 2019 and 2018, respectively, (ii) the write-off of deferred financing fees of $1.5 million and $13.2 million over these same periods, (iii) the accretion of our Convertible Notes due 2019 and Convertible Notes due 2022 of $11.4 million and $13.2 million over these same periods, and (iv) accretion of $3.6 million and $3.8 million related to the premiums and discounts recorded as part of the initial purchase price allocation on the indebtedness assumed from NPTI during the years ended December 31, 2019 and 2018.

(4)
The change in working capital in 2019 was primarily driven by (i) increases in accrued expenses and accounts payable, (ii) a decrease in prepaid expenses, offset by (iii) increases in other assets, accounts receivable and inventories. The increases in accrued expenses and accounts payable were driven by the timing of payments to suppliers, an increase in accrued short-term employee benefits reduced by changes in the amount of accrued interest expense at December 31, 2019. The increase in accounts receivable is due to timing of cash receipts from the Scorpio Pools, which benefited from both higher TCE rates and the increase in vessels from the Trafigura Transaction in the fourth quarter of the year ended December 31, 2019 as compared to the fourth quarter of the year ended December 31, 2018. The remaining changes in working capital were driven by the timing of the payments related to such items.
The change in working capital in 2018 was primarily driven by (i) decreases in accrued expenses and accounts payable, (ii) increases in accounts receivable and other assets, and (iii) decreases in inventories and prepaid expenses. The decrease in accrued expenses was driven by the timing of payments to suppliers along with changes in the amount of accrued interest expense at December 31, 2018. The increase in accounts receivable is attributable to improved revenues earned from the Scorpio Pools, which strengthened particularly in December of 2018 leading to an increase in accounts receivable at December 31, 2018. The remaining changes in working capital were driven by the timing of the payments related to such items.

Cash flow from investing activities
The following table sets forth the components of our investing cash flows for the years ended December 31, 2019 and December 31, 2018:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2019	2018	favorable / (unfavorable)	Change
Acquisition of vessels and payments for vessels under construction (1)	$(2,998)	$(26,057)	$23,059	88%
Drydock, scrubber and BWTS payments (owned and bareboat-in vessels) (2)	(203,975)	(26,680)	(177,295)	(665)%
Net cash outflow from investing activities	(206,973)	(52,737)	(154,236)	(292)%

(1)
The amounts paid during the year ended December 31, 2019 represent initial direct costs associated with the acquisition of leasehold interests in 19 product tankers from Trafigura in September 2019, which primarily consist of legal and other professional fees incurred as part of this transaction.

The amounts paid during the year ended December 31, 2018 represent installment payments and other capitalized costs (including capitalized interest) associated with vessels that were delivered during the year ended December 31, 2018.

(2)
Drydock, scrubber and BWTS payments represent the cash paid in 2019 and 2018 for the drydocking of our vessels, and payments made as part of the agreements to purchase and install scrubbers and ballast water treatment systems.

In July 2018, we executed an agreement to purchase 55 ballast water treatment systems from an unaffiliated third-party supplier for total consideration of $36.2 million. We paid $23.5 million and $8.1 million as installment payments under this agreement during the years ended December 31, 2019 and 2018, respectively. Additionally, an aggregate of $27.5 million and $0.3 million were paid during the years ended December 31, 2019 and 2018, respectively, as installation costs in advance of the installation of this equipment on the scheduled vessels.
From August 2018 through November 2018, we entered into agreements with two unaffiliated third-party suppliers to retrofit a total of 77 of our tankers with scrubbers. In June and September 2019, we exercised options to retrofit an additional 14 and 7 of our vessels, respectively, with scrubbers for total consideration of $30.3 million.
We paid $69.6 million and $12.2 million as installment payments under these agreements during the years ended December 31, 2019 and 2018, respectively. Additionally, an aggregate of $42.9 million and $0.3 million were paid during the years ended December 31, 2019 and 2018, respectively, as installation costs in advance of installations that were scheduled to occur in the subsequent year.
34 of our vessels were drydocked in accordance with their scheduled, class required special surveys and $40.6 million (including $5.9 million related to installation of new equipment) was paid as part of these drydocks during the year ended December 31, 2019.
Five of our MR vessels were drydocked in accordance with their scheduled, class required special surveys and $4.7 million was paid as part of these drydocks during the year ended December 31, 2018. Additionally, two vessels entered drydock in December 2018, which were completed in January 2019. $0.6 million of drydock costs were paid for these vessels during the year ended December 31, 2018. The remaining drydock payments of $0.5 million relate to costs incurred on vessels that were drydocked in 2017 but paid in 2018 and payments made in advance of the expected drydocks for certain vessels in 2019.

Cash flow from financing activities
Cash flows from financing activities primarily consist of the issuance, repayment and costs related to our secured and unsecured debt, lease financing arrangements, issuance and principal repayments on leases accounted for under IFRS 16, issuance and costs related to our common stock, the payment of dividends to our common shareholders and activity within our Securities Repurchase Program (defined below). The following table sets forth the components of our financing cash flows for the years ended December 31, 2019 and December 31, 2018:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2019	2018	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities(1)	$97,613	$216,358	$(118,745)	(55)%
Proceeds from finance lease arrangements(1)	10,976	790,940	(779,964)	(99)%
Refund of debt issuance costs due to early debt repayment(2)	—	2,826	(2,826)	(100)%
Gross proceeds from issuance of common stock(3)	50,000	337,000	(287,000)	(85)%
Total financing cash inflows	158,589	1,347,124	(1,188,535)	(88)%

Cash outflows
Repayments on our secured credit facilities(1)	(170,408)	(786,053)	615,645	78%
Payments under finance leases(1)	(115,443)	(79,541)	(35,902)	(45)%
Right of use finance lease repayments(1)	(36,761)	—	(36,761)	N/A
Repayment of Convertible Notes due 2019(1)	(145,000)	—	(145,000)	N/A
Repayments of our Senior Notes due 2019(1)	(57,500)	—	(57,500)	N/A
Dividend payments(4)	(21,278)	(15,127)	(6,151)	(41)%
Common stock repurchases(5)	(1)	(23,240)	23,239	100%
Debt issuance costs(6)	(5,744)	(23,056)	17,312	75%
Equity issuance costs(3)	(333)	(17,073)	16,740	98%
Increase in restricted cash	(9)	(897)	888	99%
Total financing cash outflows	(552,477)	(944,987)	392,510	42%

Net cash (outflow) / inflow from financing activities	$(393,888)	$402,137	$(796,025)	(198)%

(1)
The following table sets forth the drawdowns and repayments on our secured credit facilities, unsecured debt, finance lease arrangements and IFRS 16 - Lease repayments during the years ended December 31, 2019 and 2018. These facilities, and the activity noted in the table, are more fully described below in the section entitled "Item 5 - Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Long Term Debt Obligations and Credit Arrangements".

	2019		2018
	Drawdowns	Repayments	Drawdowns	Repayments
In thousands of U.S. dollars
K-Sure Credit Facility	—	—	—	(239,920)
KEXIM Credit Facility	—	(100,286)	—	(33,650)
Credit Suisse Credit Facility	—	—	—	(53,488)
ABN AMRO Credit Facility	—	(8,554)	—	(12,804)
ING Credit Facility	—	(12,737)	38,675	(4,343)
BNP Paribas Credit Facility	—	—	—	(42,550)
Scotiabank Credit Facility	—	—	—	(28,860)
NIBC Credit Facility	—	(3,230)	—	(34,712)
2018 NIBC Credit Facility	—	—	35,658	(807)
2016 Credit Facility	—	—	—	(195,979)
HSH Credit Facility	—	—	—	(15,416)
2017 Credit Facility	—	(13,266)	21,450	(18,499)

DVB 2017 Credit Facility	—	—	—	(78,440)
Credit Agricole Credit Facility	—	(8,568)	—	(8,568)
ABN AMRO/K-Sure Credit Facility	—	(3,851)	—	(3,851)
Citibank/K-Sure Credit Facility	—	(8,416)	—	(8,416)
ABN AMRO / SEB Credit Facility	—	(11,500)	120,575	(5,750)
Hamburg Commercial Bank Credit Facility	42,150	—	—	—
Prudential Credit Facility	55,463	—	—	—
Total Secured Credit Facilities	97,613	(170,408)	216,358	(786,053)
Unsecured Senior Notes due 2019	—	(57,500)	—	—
Convertible Notes due 2019	—	(145,000)	—	—
Total Unsecured Senior Notes	—	(202,500)	—	—
Ocean Yield Lease Financing	—	(10,680)	—	(10,458)
CMBFL Lease Financing	—	(4,908)	—	(4,908)
BCFL Lease Financing (LR2s)	—	(7,641)	—	(7,332)
CSSC Lease Financing	—	(17,309)	—	(17,309)
BCFL Lease Financing (MRs)	—	(11,021)	—	(10,399)
2018 CMBFL Lease Financing	—	(10,114)	141,600	(5,057)
$116.0 Million Lease Financing	—	(6,634)	114,840	(2,167)
AVIC Lease Financing	—	(11,794)	145,000	(5,897)
China Huarong Lease Financing	—	(13,500)	144,000	(6,750)
$157.5 Million Lease Financing	—	—	157,500	(5,414)
COSCO Lease Financing	—	(7,700)	88,000	(3,850)
CSSC Scrubber Financing	10,976	—	—	—
ICBC Sale Leaseback	—	(14,142)	—	—
Total Finance Leases	$10,976	$(115,443)	$790,940	$(79,541)

IFRS 16 - Leases - 3 MRs	—	(6,816)	—	—
IFRS 16 - Leases - 7 Handymax	—	(11,416)	—	—
$670.0 Million Lease Financing	—	(18,529)	—	—
Total Right of Use Finance Lease Repayments	$—	$(36,761)	$—	$—

(2)
Relates to the refund of debt issuance costs of $2.8 million due to the early repayment of the K-Sure Credit Facility in 2018. This facility was repaid in 2018 as part of a series of refinancing initiatives that we completed during the year ended December 31, 2018.

(3)	We completed the three follow-on offerings of common stock during the years ended December 31, 2019 and December 31, 2018 as follows:

*	In September 2019, we closed on private placements with Trafigura for $35 million and SSH, a related party, for $15 million for an aggregate of $50.0 million, or 1,724,137 shares, at $29.00 per share.

*
In October 2018, we issued 18.2 million common shares in an underwritten public offering at an offering price of $18.50 per share. Of the 18.2 million common shares issued, 5.4 million and 0.54 million shares were issued to Scorpio Bulkers Inc., and SSH, each a related party, respectively, at the offering price. $17.0 million of expenses related to this offering, which includes underwriters' discounts, were paid during the year ended December 31, 2018.

(4)
Dividend payments to shareholders were $21.3 million and $15.1 million for the years ended December 31, 2019 and 2018, respectively. These dividends represent dividends of $0.40 per share (based on the number of shares outstanding on each of the record dates) for each of the years ended December 31, 2019 and 2018.

(5)
Common stock repurchases during the years ended December 31, 2019 and 2018 represent the purchase of 30 and 1,351,235 of our common shares in the open market at an average price of $17.10 and $17.20 per share, respectively

(6)
Debt issuance costs relate to costs incurred for our secured credit facilities and lease financing arrangements which are described below in the section entitled "Item 5 - Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Long Term Debt Obligations and Credit Arrangements".

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
Our debt and lease financing agreements may require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, maximum leverage ratios, loan to value ratios and collateral maintenance, informational requirements, including the delivery of quarterly and annual financial statements and annual projections, and restrictive covenants, including maintenance of adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act, or ERISA; maintenance of flag and class of the vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants. Furthermore, our debt agreements contain customary events of default, including cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in the Company’s business.
The following is a table summarizing our indebtedness as of December 31, 2019 and March 27, 2020. The balances set forth below reflect the amounts due under each facility or financing arrangement, and the amounts outstanding under our unsecured borrowings, and do not reflect any unamortized deferred financing fees or discounts/premiums attributable to the indebtedness assumed from NPTI as part of the initial purchase price allocation for the Merger. These balances also exclude lease liabilities accounted for under IFRS 16 - Leases, which are described in subsequent sections.

In thousands of U.S. dollars	Amount outstanding at December 31, 2019	Amount outstanding at March 27, 2020
KEXIM Credit Facility	$199,013	$140,191
ABN AMRO Credit Facility	91,952	89,814
ING Credit Facility	131,440	128,547
2018 NIBC Credit Facility	31,618	30,810
2017 Credit Facility	131,501	131,501
Credit Agricole Credit Facility	90,727	88,585
ABN AMRO / K-Sure Credit Facility	45,678	44,715
Citibank / K-Sure Credit Facility	95,234	93,130
ABN AMRO / SEB Credit Facility	103,325	103,325
Hamburg Commercial Bank Credit Facility	42,150	41,355
Prudential Credit Facility	55,463	55,001
2019 DNB / GIEK Credit Facility	—	31,850
BNPP Sinosure Credit Facility	—	42,096
Ocean Yield Lease Financing	149,531	146,815
CMBFL Lease Financing	57,063	55,836
BCFL Lease Financing (LR2s)	93,148	91,123
CSSC Lease Financing	229,218	224,890
CSSC Scrubber Financing	10,976	9,604
BCFL Lease Financing (MRs)	87,810	84,964
2018 CMB Lease Financing	126,427	123,898
$116.0 Million Lease Financing	106,041	104,323
AVIC International Lease Financing	127,311	124,362
China Huarong Shipping Lease Financing	123,750	120,375
$157.5 Million Lease Financing	137,942	134,406
COSCO Lease Financing	76,450	74,525
Senior Notes due 2020	53,750	53,750
Convertible Notes due 2022 (1)	203,500	203,500
Total	$2,601,018	$2,573,291

(1)
The balance of our Convertible Notes due 2022 shown in the table above represent its face value. The liability components of the Convertible Notes due 2022 have been recorded within the current portion of long-term debt and long-term debt on the consolidated balance sheet as of December 31, 2019.

Secured Debt
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
In addition to KEXIM’s commitment of up to $300.6 million, KEXIM also provided an optional guarantee for a five-year amortizing note of $125.25 million, the proceeds of which reduced the $300.6 million KEXIM Tranche. These notes were issued on July 18, 2014 and were repaid in full upon their maturity in September 2019.

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
During the year ended December 31, 2019, we made scheduled principal payments of $33.7 million on this credit facility. Additionally, the Company refinanced the debt on five of the vessels collateralized under this facility in December 2019, which resulted in an unscheduled principal repayment of $66.6 million and the write off of approximately $1.2 million of deferred financing fees. The outstanding amounts relating to this facility (which includes the KEXIM Notes) as of December 31, 2019 and 2018 were $199.0 million and $299.3 million respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
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

During the year ended December 31, 2019, we made scheduled principal payments of $8.6 million on this credit facility. The outstanding amounts relating to this facility as of December 31, 2019 and 2018 were $92.0 million and $100.5 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
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

The outstanding amounts relating to this facility as of December 31, 2019 and 2018 were $131.4 million and $144.2 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Additionally, in September 2019, we executed an agreement with ING to upsize the existing ING Credit Facility by $8.1 million in aggregate, the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on seven of the vessels that are currently collateralized under this facility. The upsized portion of the credit facility will mature upon the dates of maturity set forth above, bears interest at LIBOR plus a margin of 2.40% per annum on one of the vessels and 1.95% per annum on the remaining six vessels and is expected to be repaid in aggregate equal quarterly installments of approximately $0.7 million (for all seven vessels), with a balloon payment due at maturity. The amounts available under the facility are expected to be drawn upon the installation of scrubbers on the collateralized vessels, which are scheduled for 2020.
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

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The aggregate of the fair market value of the vessels provided as collateral under the facility shall be 135% through the third quarter of 2020 and 140% at all times thereafter.
The outstanding amounts relating to this facility were $31.6 million and $34.9 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Additionally, in August 2019, we executed an agreement with NIBC to upsize the existing NIBC Credit Facility by $3.1 million in aggregate, the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on the two vessels that are currently collateralized under this facility. The upsized portion of the credit facility will mature on June 30, 2021, bears interest at LIBOR plus a margin of 2.50% per annum and is expected to be repaid in equal quarterly installments of approximately $0.1 million per vessel (and with any residual remaining repaid at maturity). The amounts available under the facility are expected to be drawn upon the installation of scrubbers on the collateralized vessels, which are scheduled for 2020.

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

Additionally, we have an aggregate of $5.0 million on deposit in a debt service reserve account as of December 31, 2019 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2019.
During the year ended December 31, 2019, we made scheduled principal payments of $13.3 million on this credit facility. The outstanding amounts as of December 31, 2019 and 2018 were $131.5 million and $144.8 million, and we were in compliance with the financial covenants relating to this facility as of those dates.
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

The outstanding amounts as of December 31, 2019 and 2018 were $90.7 million and $99.3 million (which excludes fair value adjustments made as part of the initial purchase price allocation), and we were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO / K-Sure Credit Facility
We assumed the outstanding indebtedness under NPTI's senior secured credit facility with ABN AMRO Bank N.V. and Korea Trade Insurance Corporation, or K-Sure, which we refer to as the ABN AMRO/K-Sure Credit Facility, upon the closing of the Merger with NPTI in September 2017. Two LR1s (STI Precision and STI Prestige) are collateralized under this facility and the facility consists of two separate tranches, a $11.5 million commercial tranche and a $43.8 million K-Sure tranche (which represents the amounts assumed from NPTI).
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

Additionally, we have an aggregate of $0.5 million on deposit in a debt service reserve account as of December 31, 2019 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2019.
The outstanding amounts as of December 31, 2019 and 2018 were $45.7 million and $49.5 million (which excludes fair value adjustments made as part of the initial purchase price allocation), and we were in compliance with the financial covenants relating to this facility as of those dates.
Citibank / K-Sure Credit Facility
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

Additionally, we have an aggregate of $4.0 million on deposit in a debt service reserve account as of December 31, 2019 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2019.
The outstanding amounts as of December 31, 2019 and 2018 were $95.2 million and $103.7 million (which excludes fair value adjustments made as part of the initial purchase price allocation), and we were in compliance with the financial covenants relating to this facility as of those dates.
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
The ABN AMRO/SEB Credit Facility has a final maturity of June 2023 and bears interest at LIBOR plus a margin of 2.6% per annum.  The loan will be repaid in equal quarterly installments of $2.9 million per quarter, in aggregate, for the first eight installments and $2.5 million per quarter, in aggregate, thereafter, with a balloon payment due upon maturity.
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

The amounts outstanding related to this facility as of December 31, 2019 and 2018 were $103.3 million and $114.8 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Additionally, in September 2019, we executed an agreement with the lenders under this facility to upsize the credit facility by up to $6.3 million in aggregate, the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on four of the vessels that are currently collateralized under this facility. The upsized portion of the credit facility will mature in March 2023, bears interest at LIBOR plus a margin of 2.60% per annum and is expected to be repaid in equal quarterly installments of approximately $0.1 million per vessel through the maturity date of upsized portion of the loan. The amounts available under the facility are expected to be drawn upon the installation of scrubbers on the collateralized vessels, which are scheduled for 2020.
Hamburg Commercial Bank Credit Facility
In November 2019, we executed an agreement with Hamburg Commercial Bank AG for a senior secured term loan facility for $43.65 million, of which, (i) $42.15 million (Tranche 1) was used to refinance the existing debt for STI Veneto and STI Poplar, (which were previously financed under the KEXIM Credit Facility), and (ii) $1.5 million (Tranche 2) is expected to be used to finance the purchase and installation of a scrubber on STI Veneto. We refer to this facility as our Hamburg Commercial Bank Credit Facility. Tranche 1 was drawn in full in December 2019.
The Hamburg Commercial Bank Credit Facility has a final maturity of November 2024 and bears interest at LIBOR plus a margin of 2.25% per annum. The loan will be repaid in in equal quarterly installments of $0.8 million per quarter, in aggregate, with a balloon payment due upon maturity.
Our Hamburg Commercial Bank Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1,000,000,000 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after December 31, 2018.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 134% from the date of this facility.
The outstanding amount as of December 31, 2019 was $42.2 million, and we were in compliance with the financial covenants as of that date.
Prudential Credit Facility
In November 2019, we executed an agreement with Prudential Private Capital for a senior secured term loan facility for $55.5 million. The loan facility was fully drawn in December 2019, and the proceeds were used to refinance the existing debt for STI Clapham, STI Camden and STI Acton, (which were previously financed under the KEXIM Credit Facility). We refer to this facility as our Prudential Credit Facility.
The Prudential Credit Facility has a final maturity of December 2025 and bears interest at LIBOR plus a margin of 3.00% per annum. The loan will be repaid in monthly installments of $0.5 million per month, in aggregate, with a balloon payment due upon maturity.
Our Prudential Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1,000,000,000 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 125% from the date of this facility.
The outstanding amount as of December 31, 2019 was $55.5 million, and we were in compliance with the financial covenants as of that date.
2019 DNB / GIEK Credit Facility
In November 2019, we executed a $55.5 million term loan facility with DNB Bank ASA and the Norwegian Export Credit Guarantee Agency (“GIEK”). This credit facility is expected to be utilized to refinance two vessels that are currently financed under the KEXIM Credit Facility. The loan is comprised of two facilities: (i) an ECA facility of $47.2 million (which is comprised of a $41.6 million tranche which is guaranteed by GIEK, or the “GIEK Tranche”, and a $5.6 million commercial tranche or the “Commercial Bank Tranche”) and (ii) a commercial facility of $8.3 million, or the “Commercial Facility". These facilities are collectively referred to as the 2019 DNB/GIEK Credit Facility.
The 2019 DNB/GIEK Credit Facility is expected to be drawn in two separate drawdowns during 2020, the timing of which will align with the installation of scrubbers on certain of the Company's vessels. The 2019 DNB/GIEK Credit Facility matures in July 2024. The 2019 DNB/GIEK Credit Facility matures in July 2024. The GIEK tranche bears interest at LIBOR plus a margin of 2.5% and the Commercial Bank and Commercial Facility tranches bear interest at LIBOR plus a margin of 2.5% per annum. The 2019 DNB/GIEK Credit Facility is expected to be repaid in equal quarterly installments of approximately $1.6 million per quarter (once fully drawn) with a balloon payment due at maturity. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
BNPP Sinosure Credit Facility
In December 2019, we executed a senior secured term loan facility with BNP Paribas and Skandinaviska Enskilda Banken AB for up to $134.1 million. This credit facility is expected to be utilized to refinance six vessels that are currently financed under the KEXIM Credit Facility. The loan is split into two facilities, (i) a commercial facility for up to $67.0 million (the "Commercial Facility"), and (ii) a Sinosure facility for up to $67.0 million (the "Sinosure Facility"), which is expected to be funded by the lenders under the commercial facility and insured by the China Export & Credit Insurance Corporation ("Sinosure"). These facilities are collectively referred to as the BNPP Sinosure Credit Facility.

The BNPP Sinosure Credit Facility is split into 70 tranches each of which will represent the lesser of 85% of the purchase and installation price of 70 scrubbers, or $1.9 million per scrubber (not to exceed 65% of the fair market value of the collateral vessels). The Sinosure Facility and the Commercial Facility bear interest at LIBOR plus a margin of 1.80% and 2.80% per annum, respectively. The loan facility is available for en bloc drawdowns on March 15, 2020, June 15, 2020, September 15, 2020, December 15, 2020 and March 15, 2021. The Sinosure Tranche is expected to be repaid in 10 semi-annual installments of $6.7 million in aggregate (with separate repayment periods as each tranche of the loan is drawn down) and the Commercial Facility will be repaid at the final maturity date of the facility, or October 2025. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
Lease financing arrangements
The below summarizes the key terms of our lease financing arrangements.  For each arrangement, we have evaluated whether, in substance, these transactions are leases or merely a form of financing.  As a result of this evaluation, we have concluded that each agreement is a form of financing on the basis that the terms and conditions are such that we never part with the risks and rewards incidental to ownership of each vessel for the remainder of its useful life and accordingly, the transfer of the asset does not meet the requirements for a transfer in IFRS 16.  This conclusion was reached, in part, as a result of the existence within each agreement of either a purchase obligation or a purchase option that will almost certainly be exercised.  Accordingly, the cash received in the transfer has been accounted for as a liability under IFRS 9, and each arrangement has been recorded at amortized cost using the effective interest method, with the corresponding vessels being recorded at cost, less accumulated depreciation, on our consolidated balance sheet.
The obligations set forth below are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels. All of the financing arrangements contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor can cancel the lease in the event of a material adverse change in the Company’s business.
Bank of Communications Financial Leasing MR financing, or the BCFL Lease Financing (MRs)
In September 2017, we entered into finance lease agreements to sell and lease back five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) with Bank of Communications Finance Leasing Co Ltd., or BCFL, for a sale price of $27.5 million per vessel. The financing for STI Topaz, STI Ruby and STI Garnet closed in September 2017, the financing for STI Onyx closed in October 2017, and the financing for STI Amber closed in November 2017. Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, and we have three consecutive one-year options to extend each charter beyond the initial term. Furthermore, we have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel, if a purchase option is exercised, or refunded to us at the expiration of the agreement (as applicable).
Our BCFL Lease Financing (MRs) includes a financial covenant that requires us to maintain the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned $5.1 million deposit shall at all times be no less than 100% of the then outstanding balance plus the aforementioned $5.1 million deposit.
The aggregate outstanding balances under this arrangement were $87.8 million and $98.8 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
Bank of Communications Financial Leasing LR2 financing, or the BCFL Lease Financing (LR2s)
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with Bank of Communications Finance Leasing Co Ltd., or BCFL, for three LR2 tankers (STI Solace, STI Solidarity, and STI Stability) upon the September Closing. Under the arrangement, each vessel is subject to a 10-year bareboat charter, which charters expire in July 2026. Charterhire under the arrangement is determined in advance, on a quarterly basis and is calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of LIBOR plus 3.50%. Using the forward interest swap curve at December 31, 2019, future monthly principal payments are estimated to be $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement.
Additionally, we have an aggregate of $0.8 million on deposit in a deposit account as of December 31, 2019 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2019.
The amounts due under this arrangement (which excludes fair value adjustments made as part of the initial purchase price allocation) were $93.1 million and $100.8 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.

CSSC Lease Financing
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
The amounts due under this arrangement (which excludes fair value adjustments made as part of the initial purchase price allocation) were $229.2 million and $246.5 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
Additionally, in September 2019, we executed an agreement with CSSC to increase the borrowing capacity by up to $12.5 million, the proceeds of which will be used to partially finance the purchase and installation of scrubbers on the eight LR2s. In December 2019, $11.0 million was borrowed under this arrangement to partially finance the purchase and installation of seven scrubbers. The final drawdown is expected during 2020 when the related scrubber installation takes place. The upsized portion of the lease financing bears interest at LIBOR plus a margin of 3.8% per annum, matures two years from the date of the drawdown and will be repaid in monthly installment payments of approximately $0.5 million in aggregate (once fully drawn). The total amount outstanding in regards to the scrubber financing was $11.0 million as of December 31, 2019, and we were in compliance with the financial covenants as of that date.
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
Additionally, we have an aggregate of $2.0 million on deposit in a deposit account as of December 31, 2019 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2019.
The amounts due under this arrangement (which excludes fair value adjustments made as part of the initial purchase price allocation) were $57.1 million and $62.0 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.

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
The amounts due under this arrangement (which excludes fair value adjustments made as part of the initial purchase price allocation) were $150.0 million and $160.3 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
China Huarong Shipping Lease Financing
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
The outstanding amounts were $123.8 million and $137.3 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
$116.0 Million Lease Financing
In August 2018, we executed an agreement to sell and leaseback two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Oxford and STI Selatar) in two separate transactions to an international financial institution. The net borrowing amount (which reflects the selling price less deposits and commissions to the lessor) under the arrangement was $114.8 million in aggregate, consisting of $23.8 million per MR and $33.7 million per LR2. The proceeds were utilized to repay $26.5 million of the outstanding indebtedness on our Credit Suisse Credit Facility and $46.6 million of the outstanding indebtedness on our K-Sure Credit Facility for these vessels.
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
We are subject to certain terms and conditions, including a financial covenant that requires that the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned deposits shall at all times be no less than 111% of the then outstanding balance plus the aforementioned deposits. The LR2 tankers in this facility are grouped for purposes of this test.
The outstanding amounts were $106.0 million and $112.7 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
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
The outstanding amounts were $126.4 million and $136.5 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
In December 2019, we amended and restated the agreement to increase the borrowing capacity by up to $10.5 million to partially finance the purchase and installation of scrubbers on the six MRs that are currently part of the agreement. The upsized portion of the lease financing has a final maturity of 3.5 years after the first drawdown, bears interest at LIBOR plus a margin of 3.10% per annum and will be repaid in quarterly principal payments of approximately $0.1 million per vessel. Drawdowns are expected to occur in 2020 as the related scrubbers are installed.
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
The outstanding amounts were $127.3 million and $139.1 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
Additionally, in October 2019, we received a commitment to upsize this lease financing arrangement by up to $8.0 million to partially finance the purchase and installation of scrubbers on the two MRs and two LR2 product tankers that are currently part of this agreement. The upsized portion of the lease financing is expected to have final maturity of 3.0 years after the first drawdown, bear interest at LIBOR plus a margin of 4.20% per annum and be repaid in quarterly principal payments of approximately $0.2 million per vessel. Drawdowns are expected to occur in 2020 as the related scrubbers are installed.

COSCO Lease Financing
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
The outstanding amounts were $76.5 million and $84.2 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
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
The outstanding amounts relating to this facility were $137.9 million and $152.1 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
$28.9 Million Scrubber Lease Financing
During 2019, we received a series of commitments from an international financial institution to upsize existing lease finance arrangements to partially finance the purchase and installation of scrubbers on 10 MRs and five LR2s. The aggregate commitments under these arrangements are for up to $28.9 million, or approximately $1.9 million per vessel. The amounts borrowed will be repaid through additional fixed charterhire payments of $1,910 per day per vessel, and these arrangements have a final maturity of three years after the first drawdown. Drawdowns are expected to occur in 2020 as the related scrubbers are installed.

Unsecured debt
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
The outstanding balance was $53.75 million as of December 31, 2019 and December 31, 2018, and we were in compliance with the financial covenants relating to the Senior Notes Due 2020 as of those dates.
Convertible Notes Due 2019
In June 2014, we issued $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the "Convertible Notes due 2019," in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act.
In May 2018 and July 2018, we exchanged $188.5 million and $15.0 million (out of $348.5 million outstanding), respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of our new 3.0% Convertible Senior Notes due 2022 (the “Convertible Notes due 2022”), the terms of which are described below. These exchanges were executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements. We recognized an aggregate loss on these exchanges of $17.8 million.
On July 1, 2019, the Convertible Notes due 2019 matured, and we repaid the then outstanding balance of $142.7 million.
Convertible Notes due 2022
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

The table below details the dividends issued during the years ended December 31, 2019 and December 31, 2018 and up to March 27, 2020 and the corresponding effect on the conversion rate of the Convertible Notes due 2022:

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
June 6, 2018	$0.10	25.0812
September 20, 2018	$0.10	25.2132
December 5, 2018	$0.10	25.3362
March 13, 2019	$0.10	25.4799
June 5, 2019	$0.10	25.5767
September 10, 2019	$0.10	25.6637
November 25, 2019	$0.10	25.7401
March 2, 2020	$0.10	25.8763
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
Upon the May and July 2018 issuances, we determined the initial carrying values of the liability components of the Convertible Notes due 2022 to be $154.3 million and $12.2 million, respectively, based on the fair value of a similar liability that does not have any associated conversion feature. We utilized recent pricing (with adjustments made to align the tenor) on (i) our Senior Notes due 2019 (which were repaid in March 2019), (ii) Senior Notes due 2020 and (iii) the pricing on recently issued unsecured bonds in the shipping sector as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes due 2022 is being amortized over the term of the Convertible Notes due 2022 under the effective interest method and recorded as part of financial expenses. The residual value (the conversion feature) of $34.2 million and $2.8 million, respectively, was recorded to Additional paid-in capital upon issuance.
The carrying values of the liability component of the Convertible Notes due 2022 (consisting of both the May 2018 and July 2018 issuances) as of December 31, 2019 and 2018, respectively, were $180.1 million and $171.5 million. We incurred $6.1 million of coupon interest and $8.6 million of non-cash accretion during the year ended December 31, 2019. We incurred $3.8 million of coupon interest and $4.9 million of non-cash accretion during the year ended December 31, 2018. We were in compliance with the covenants related to the Convertible Notes due 2022 as of those dates.
Senior Notes Due 2019
In March 2017, we issued $50.0 million in aggregate principal amount of 8.25% Senior Notes due June 2019, or our Senior Notes Due 2019, in an underwritten public offering and in April 2017, we issued an additional $7.5 million of Senior Notes due 2019 when the underwriters fully exercised their option to purchase additional notes under the same terms and conditions. During the year ended December 31, 2019, we redeemed the entire outstanding balance of the Senior Notes due 2019 of $57.5 million.

IFRS 16 - lease liabilities
On January 1, 2019, we adopted IFRS 16 - Leases, which amended the existing accounting standards to require lessees to recognize the rights and obligations created by the commitment to lease assets on the balance sheet, on the basis of the present value of the lease payments that are not paid at the transition date (or commencement date going forward), discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, an incremental borrowing rate, unless the term of the lease is 12 months or less.  Upon transition, a lessee shall apply IFRS 16 to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application (the ‘modified retrospective approach’).
We applied the modified retrospective approach upon transition.
The below summarizes the key terms of our lease financing arrangements recorded as Right of use liabilities.
IFRS 16 - Leases - 3 MRs
Upon transition on January 1, 2019, we recognized right-of-use assets and corresponding liabilities related to three bareboat chartered-in vessel commitments (STI Beryl, STI Le Rocher and STI Larvotto) which are scheduled to expire in April 2025. The leases commenced in April 2017, with a bareboat chartered-in rate of $8,800 per day per vessel. Each lease has a purchase option of $10.25 million less a seller's credit of $4.35 million (recorded in Other non-current assets and refundable to the Company at the end of the lease if the purchase option is not exercised), or $5.90 million and it is not reasonably certain that the Company will exercise that option. Consequently, these bareboat charted-in vessel commitments were treated as operating leases under the existing guidance of IAS 17, Leases, and, subsequently, the purchase option was not included in the determination of the value of the Right of use asset and corresponding Right of use liability. A weighted average incremental borrowing rate of approximately 6.0% was applied at the date of initial application.
The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million lease liability ("IFRS 16 - Leases - 3 MRs") and a $2.2 million reduction in retained earnings. Concurrently, drydock costs for these vessels of $2.6 million recorded as Other non-current assets at December 31, 2018 were reclassified to right of use assets.
The IFRS 16 - Leases - 3 MRs obligations are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in the Company’s business.
The following table bridges operating lease commitments at December 31, 2018 to IFRS 16 lease liabilities at January 1, 2019

In thousands of U.S. dollars
Operating leases commitments disclosed at December 31, 2018	$65,439
Discounting effect relating to the lease liability recorded upon transition to IFRS 16	(10,120)
Less: leases with terms of less than 12 months at the date of transition to IFRS 16, which were recognized as charterhire expense during the twelve months ended December 31, 2019	(4,605)
IFRS 16 - lease liabilities recognized at January 1, 2019 (1)	$50,714

(1)
At December 31, 2018, $0.3 million of principal payments related to the three bareboat chartered-in vessel commitments were included in Accrued Expenses. Therefore, the combined lease liability relating to these leases was $51.0 million as of January 1, 2019.

IFRS 16 - Leases - 7 Handymax
In March 2019, we entered into new bareboat charter-in agreements on seven previously bareboat chartered-in vessels. Three of these vessels (Silent, Single and Star I) are bareboat chartered-in for one year and the remaining four vessels (Steel, Sky, Stone I and Style) are bareboat chartered-in for two years. The daily bareboat rate under all seven agreements is $6,300 per day. At the commencement date of the leases, we determined our one and two-year incremental borrowing rates to be 5.81% and 5.73%, respectively. The Company recognized a $24.2 million right of use asset and a corresponding $24.2 million lease liability ("IFRS 16 - Leases - 7 Handymax") at the commencement date of these leases.
The IFRS 16 - Leases - 7 Handymax obligations are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions.
$670 Million Lease Financing

On September 26, 2019, the Company acquired subsidiaries of Trafigura, which have leasehold interests in 19 product tankers under bareboat charter agreements (“Agreements”) with subsidiaries of an international financial institution for aggregate consideration of $803 million.  Of the 19 vessels, 15 (consisting of 11 MRs and four LR2s) were delivered on September 26, 2019 and four MRs were under construction (two of which were delivered in January 2020 and one of which was delivered in March 2020). The consideration exchanged consisted of:

•
For the delivered vessels on September 26, 2019, the assumption of the obligations under the Agreements of $531.5 million and the issuance of 3,981,619 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $115.5 million.

•
For the four vessels under construction on September 26, 2019, the assumption of the commitments on the Agreements of $138.9 million and the issuance 591,254 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $17.1 million. Two vessels under construction were delivered in January 2020, one vessel under construction was delivered in March 2020, and the remaining one vessel is expected to be delivered before the end of 2020.

On the date of the Trafigura Transaction, certain terms of the Agreements were modified (“Modified Agreements” and, collectively, "$670.0 Million Lease Financing"). Under IFRS 16- Leases the Modified Agreements did not meet the criteria to qualify as separate leases and were measured accordingly as lease modifications. The Modified Agreements each have a term of eight years from the latter of the date of the Trafigura Transaction or the delivery date of the respective vessel, and the Company has purchase options beginning after the first year of each agreement, limited to eight vessels until after the third anniversary date. The Modified Agreements bear interest at LIBOR plus a margin of 3.50% per annum and will be repaid in equal monthly installments of approximately $0.2 million per month per vessel. Additionally, an aggregate prepayment of $18 million ($0.8 million for each MR and $1.5 million for each LR2) will be made in equal monthly installments over the first 12 months of each Modified Agreement.
The following vessels are leased under the Modified Agreements: STI Magic, STI Majestic, STI Mystery, STI Marvel, STI Magnetic, STI Millennia, STI Master, STI Mythic, STI Marshall, STI Modest, STI Maverick, STI Lobelia, STI Lotus, STI Lily and STI Lavender. The Modified Agreements are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in the Company’s business. The leased vessels are required to maintain a fair market value, as determined by an annual appraisal from an approved third-party broker, of 111% of the outstanding principal balance as of the last banking day of the year. We were in compliance with this covenant as of December 31, 2019.
The Trafigura Transaction was accounted for as an asset acquisition in accordance with the early adoption of amendments to the definition of a business in IFRS 3 - Business Combinations effective for annual reporting periods beginning on or after 1 January 2020, and the obligations assumed under the leasehold interests were accounted for under IFRS 16, Leases. Accordingly, the Company recorded lease liabilities and corresponding right of use assets for the delivered vessels upon the closing date of the Trafigura Transaction. The right of use assets were measured based on (i) the present value of the minimum lease payments under each lease (which assumes the exercise of the purchase options at expiration) of $531.5 million, (ii) the value of the equity issued for each lease (as an initial direct cost) of $115.5 million, and (iii) other initial direct costs of $2.5 million.
The lease liabilities and corresponding right of use assets for the four undelivered vessels as of September 2019 will be recorded upon the commencement date of each lease. The value of the Company's common shares issued for the leasehold interests on the four undelivered vessels and associated initial direct costs of $17.7 million were recorded within Other long-term assets on the balance sheet at the closing date of the Trafigura Transaction and will be reclassified to Right of use assets upon the commencement date of each lease. The estimated lease commitment at December 31, 2019 is $138.9 million relating to the undelivered vessels.
The Company took delivery of three vessels that were previously under construction, STI Miracle and STI Maestro in January 2020 and STI Mighty in March 2020, on bareboat charter-in arrangements whose leasehold interests were acquired as part of the Trafigura Transaction. Upon delivery (which is the lease commencement date), we recorded right of use assets of $117.4 million and corresponding lease liabilities of $103.6 million.

In thousands of U.S. dollars	Amount outstanding at December 31, 2019	Amount outstanding at March 27, 2020
IFRS 16 - lease liability - 3 MRs	44,192	$42,986
IFRS 16 - lease liability - 7 Handymax	12,778	10,246
$670.0 Million Lease Financing	513,004	601,447	(1)
Total	$569,974	$654,679

(1)	Includes initial recording and subsequent payments of Right of use liabilities for STI Miracle, STI Maestro and STI Mighty during the first quarter of 2020.
Capital Expenditures
Vessel acquisitions and payments for vessels under construction
During the years ended December 31, 2019, 2018 and 2017, our vessel acquisitions and payments for vessels under construction consisted of purchases of vessels (or assumptions of leases) from third parties including Trafigura and NPTI, vessels delivered under construction contracts with various shipyards, installment payments, capitalized interest and other costs for vessels under construction. We made cash payments to acquire these vessels of $3.0 million, $26.1 million and $281.4 million during the years ended December 31, 2019, 2018, and 2017, respectively. The vessels acquired as part of the Trafigura Transaction and the Merger with NPTI were primarily funded through the issuance of common shares and the assumption of indebtedness on those vessels.
We did not enter into any agreements to construct vessels during the years ended December 31, 2019, 2018 and 2017 but we did have vessels delivered during those periods under contracts that were entered into prior to 2017. During the year ended December 31, 2017, we acquired 27 vessels as part of the Merger with NPTI. During the year ended December 31, 2019, we assumed the leasehold obligations on 19 vessels as part of the Trafigura Transaction and had commitments to assume bareboat time chartered-in agreements on four MR vessels under construction as of December 31, 2019. These vessels are expected to be delivered during 2020, with two delivered in January 2020 and one delivered in March 2020.
The table set forth below lists the vessels that were acquired or delivered during the years ended December 31, 2019, 2018 and 2017:

	Vessel Type	Constructed/Acquired	During the years ended December 31,
Name			2019	2018	2017
STI Magic	MR	Acquired	September			(4)
STI Majestic	MR	Acquired	September			(4)
STI Mystery	MR	Acquired	September			(4)
STI Marvel	MR	Acquired	September			(4)
STI Magnetic	MR	Acquired	September			(4)
STI Millennia	MR	Acquired	September			(4)
STI Master	MR	Acquired	September			(4)
STI Mythic	MR	Acquired	September			(4)
STI Marshall	MR	Acquired	September			(4)
STI Modest	MR	Acquired	September			(4)
STI Maverick	MR	Acquired	September			(4)
STI Lobelia	LR2	Acquired	September			(4)
STI Lotus	LR2	Acquired	September			(4)
STI Lily	LR2	Acquired	September			(4)
STI Lavender	LR2	Acquired	September			(4)
STI Esles II	MR	Constructed		January		(1)
STI Jardins	MR	Constructed		January		(1)
STI Donald C Trauscht	MR	Constructed			October	(1)
STI San Telmo	MR	Constructed			September	(1)
STI Excellence	LR1	Acquired			September	(3)
STI Executive	LR1	Acquired			September	(3)
STI Experience	LR1	Acquired			September	(3)
STI Express	LR1	Acquired			September	(3)
STI Precision	LR1	Acquired			September	(3)
STI Prestige	LR1	Acquired			September	(3)
STI Pride	LR1	Acquired			September	(3)
STI Providence	LR1	Acquired			September	(3)
STI Solidarity	LR2	Acquired			September	(3)
STI Sanctity	LR2	Acquired			September	(3)

STI Solace	LR2	Acquired			September	(3)
STI Stability	LR2	Acquired			September	(3)
STI Steadfast	LR2	Acquired			September	(3)
STI Supreme	LR2	Acquired			September	(3)
STI Symphony	LR2	Acquired			September	(3)
STI Gallantry	LR2	Acquired			September	(3)
STI Goal	LR2	Acquired			September	(3)
STI Nautilus	LR2	Acquired			September	(3)
STI Guard	LR2	Acquired			September	(3)
STI Guide	LR2	Acquired			September	(3)
STI Gauntlet	LR2	Acquired			September	(3)
STI Gladiator	LR2	Acquired			September	(3)
STI Gratitude	LR2	Acquired			September	(3)
STI Leblon	MR	Constructed			July	(1)
STI La Boca	MR	Constructed			July	(1)
STI Exceed	LR1	Acquired			June	(2)
STI Excel	LR1	Acquired			June	(2)
STI Excelsior	LR1	Acquired			June	(2)
STI Expedite	LR1	Acquired			June	(2)
STI Bosphorus	MR	Constructed			April	(1)
STI Rambla	LR2	Constructed			March	(1)
STI Galata	MR	Constructed			March	(1)
STI Selatar	LR2	Constructed			February	(1)
			15	2	35

(1)    This was a newbuilding vessel delivered under a construction contact entered into prior to 2017.
(2)    This vessel was acquired from NPTI as part of the NPTI Vessel Acquisition.
(3)    This vessel was acquired from NPTI upon the September Closing.
(4)    This vessel was acquired from Trafigura as part of the Trafigura Transaction and is classified as a Right of use asset.
We had no orders for new or secondhand vessels as of December 31, 2019 and as of March 27, 2020.
Sales of vessels
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

Drydock
During the years ended December 31, 2019, 2018 and 2017, we completed the following drydocks, as described below:

Drydock	Handymax			MR			LR1			LR2			Total
Costs in thousands of U.S. dollars	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost
Costs incurred in 2017			—			$6,367			—			—			$6,367
Drydock completed in 2017	—	—	—	5	102	6,367	—	—	—	—	—	—	5	102	6,367
Drydock in-progress at December 31, 2017			—			—			—			—			—
Costs incurred in 2018			86			2,994			—			384			3,464
Drydock completed in 2018	—	—	—	2	46	1,920	—	—	—	—	—	—	2	46	1,920
Drydock in-progress at December 31, 2018			$86			$1,074			—			$384			$1,544
Costs incurred in 2019			15,642			16,699			—			8,130			40,471
Drydock completed in 2019 (1)	13	362	15,195	17	951	14,439	—	—	—	4	262	3,975	34	1,575	33,609
Drydock in-progress at December 31, 2019			$533			$3,334			—			$4,539			$8,406
(1) Included 11 offhire days from 2018. Offhire days include offhire days for installations of BWTS and / or scrubbers.
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
We expect to retrofit the substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers will enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate suppliers to retrofit a total of 77 of our tankers with such systems for total consideration of $116.1 million (which excludes installation costs). These systems are expected to be installed from 2019 through 2023. We also obtained options to retrofit additional tankers under these agreements.
In June and September 2019, we exercised the option to retrofit 14 and 7 additional vessels, respectively, with scrubbers for total consideration of $30.3 million. During 2019, 32 of our vessels were fitted with scrubbers and 28 were fitted with BWTS.
The following table summarizes Ballast Water Treatment Systems activity for the year ended December 31, 2019:

Ballast Waste Treatment Systems	Handymax			MR			LR1			LR2			Total
Costs in thousands of U.S. dollars	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost
Costs incurred in 2019 (1)			$24,638			$14,902			—			$5,910			$45,450
BWTS completed in 2019 (2)	13	362	23,817	12	686	14,308	—	—	—	3	197	4,769	28	1,245	42,894
BWTS in-progress at December 31, 2019			$821			$594			—			$1,141			$2,556
(1) Includes capitalized interest of $1.1 million.
(2) Offhire days include offhire days for drydock and/or installations of scrubbers.

The following table summarizes scrubber activity for the year ended December 31, 2019:

Scrubber	Handymax			MR			LR1			LR2			Total
Costs in thousands of U.S. dollars	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost
Costs incurred in 2019 (1)			—			$43,928			$8,368			$46,492			$98,788
Scrubber completed in 2019 - notional drydock (2)			—			2,250			450			2,100			4,800
Scrubber completed in 2019 (3)	—	—	—	15	892	37,042	3	220	7,336	14	792	40,271	32	1,905	84,649
Scrubber in-progress at December 31, 2019			—			$4,636			$582			$4,121			$9,339
(1) Includes capitalized interest of $1.8 million.
(2) For a newly installed scrubber, a notional component of approximately 10% is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected costs related that the Company will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs are recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date.
(3) Offhire days include offhire days for drydock and/or installations of BWTS.
The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and ballast water treatment systems as of December 31, 2019 (1):

As of December 31,
Amounts in thousands of US dollars	2019
Less than 1 month	$5,637
1-3 months	25,555
3 months to 1 year	34,921
1-5 years	2,495
5+ years	—
Total	$68,608

(1)
These amounts reflect only those firm commitments as of December 31, 2019 and exclude installation costs and potential payments under any purchase options that may be declared in the future. Furthermore, the timing of these payments are subject to change as installation times are finalized.

C. Research and Development, Patents and Licenses, Etc.
Not applicable.
D. Trend Information
See "Item 4. Information on the Company - B. Business Overview - The International Oil Tanker Shipping Industry."
E. Off-Balance Sheet Arrangements
As of December 31, 2019, we were committed to purchasing scrubbers and ballast water treatment systems. Additionally, we provided two guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers. The maximum amount under these guarantees is $6.0 million in aggregate.
In January 2020, we provided three guarantees in respect of the payment obligations of a related party bunker provider toward its physical suppliers. The maximum amount under these guarantees is $3.5 million in aggregate.
See “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” and "Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions" for further information.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our total contractual obligations at December 31, 2019:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Secured bank loans (1)	$186,261	$423,611	$380,039	$28,193
Principal obligations under finance leases(1)	123,106	246,324	303,863	652,373
Principal obligations under IFRS 16 - lease liabilities (1)	63,946	90,678	88,795	326,555
Estimated interest payments on secured bank loans (2)	47,372	41,708	10,682	1,269
Estimated interest payments on finance leases(2)	75,671	124,042	95,514	63,120
Estimated interest payments on IFRS 16 - lease liabilities(2)	29,010	48,532	40,151	42,818
Technical management fees (3)	17,014	—	—	—
Commercial management fees (4)	18,150	—	—	—
Ballast Water Treatment System purchase commitments (5)	2,202	2,495	—	—
Exhaust Gas Cleaning System purchase commitments (6)	63,911	—	—	—
Convertible notes (7)	—	203,500	—	—
Convertible notes - estimated interest payments (8)	6,105	9,158	—	—
Senior unsecured notes (9)	53,750	—	—	—
Senior unsecured notes - estimated interest payments (10)	1,784	—	—	—
Total	$688,282	$1,190,048	$919,044	$1,114,328

(1)
Represents principal payments due on our secured credit facilities and finance lease arrangements, as described above in "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Long-Term Debt Obligations and Credit Arrangements", and principal payments due on our right of use lease liabilities, as described above in "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - IFRS 16 lease liabilities". These payments are based on amounts outstanding as of December 31, 2019.

(2)
Represents estimated interest payments on our secured credit facilities, finance lease arrangements and right of use liability arrangements. These payments were estimated by taking into consideration: (i) the margin on each credit facility and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of December 31, 2019.

The forward curve was calculated as follows as of December 31, 2019:

Year 1	1.76%
Year 2	1.58%
Year 3	1.64%
Year 4	1.73%	(A)
Year 5	1.79%
Year 6	1.88%	(A)
Year 7	1.94%
Year 8	2.01%	(A)
Year 9	2.07%	(A)
Year 10	2.13%

(A)	Third party published interest swap rates were unavailable. As such, we interpolated these rates using the averages of the years in which swap rates were published.

The margins on each variable interest rate credit facility, lease financing liability and IFRS 16 lease liability that has amounts outstanding at December 31, 2019 are as follows:

Facility	Margin
KEXIM	3.25%
KEXIM Commercial Tranche	3.75%
ABN AMRO Credit Facility	2.15%
ING Credit Facility	2.07%	(A)
2018 NIBC Credit Facility	2.50%
2017 Credit Facility	2.02%	(A)
Credit Agricole Credit Facility	2.75%
ABN AMRO/K-Sure Credit Facility	2.01%	(A)
Citibank/K-Sure Credit Facility	1.80%	(A)
ABN AMRO/SEB Credit Facility	2.60%
Hamburg Commercial Bank	2.25%
Prudential Credit Facility	3.00%
Ocean Yield Lease Financing	5.40%
CMBFL Lease Financing	3.75%
BCFL Lease Financing (LR2s)	3.50%
CSSC Lease Financing	4.60%
CSSC Scrubber Financing	3.80%
2018 CMBFL Lease Financing	3.20%
AVIC Lease Financing	3.70%
China Huarong Lease Financing	3.50%
$157.5 Million Lease Financing	3.00%
COSCO Lease Financing	3.60%
$670.0 Million Lease Financing	3.50%

(A)	Based on the weighted average of the margins for all tranches in the loan.
Interest was then estimated using the rates mentioned above multiplied by the amounts outstanding under our various credit facilities using the balance as of December 31, 2019 and taking into consideration the scheduled amortization of such facilities going forward until their respective maturities. Additionally, the following lease financing liabilities and IFRS 16 - lease liabilities do not have a variable interest component: BCFL Lease Financing (MRs); $116.0 Million Lease Financing; IFRS 16 - Leases - 3 MR; and IFRS 16 - Leases - 7 Handymax. Accordingly, the interest portion of these liabilities are calculated using the implied interest rate in these agreements.

(3)
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

(4)
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

(5)
Represents obligations as of December 31, 2019 under our agreements to purchase ballast water treatment systems as described in the section above entitled "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Capital Expenditures". These amounts exclude installation costs and are subject to change as installation times are finalized.

(6)
Represents obligations as of December 31, 2019 under our agreement to purchase exhaust gas cleaning systems ('scrubbers') as described in the section above entitled "entitled "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Capital Expenditures". These amounts reflect only those firm commitments as of December 31, 2018 and exclude installation costs and potential payments under any purchase options that may be declared in the future. Furthermore, the timing of these payments are subject to change as installation times are finalized.

(7)	Represents the principal due at maturity on our Convertible Notes due 2022 as of December 31, 2019.

(8)
Represents estimated coupon interest payments on our Convertible Notes due 2022 as of December 31, 2019. The Convertible Notes due 2022 bear interest at a coupon rate of 3.00% per annum and mature in May 2022.

(9)	Represents the principal due at maturity on our Senior Notes Due 2020 as of December 31, 2019.

(10)	Represents estimated coupon interest payments on our Senior Notes Due 2020 as of December 31, 2019. The Senior Notes Due 2020 bear interest at a coupon rate of 6.75% per annum and mature in May 2020.
G. Safe Harbor
See “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers as of the date of this annual report. Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. The terms of our Class I directors expire at the 2020 annual meeting of shareholders, the terms of our Class II directors expire at the 2021 annual meeting of shareholders, and the terms of our Class III directors expire at the 2022 annual meeting of shareholders. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., 9, Boulevard Charles III, Monaco 98000.
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

Name	Age	Position
Emanuele A. Lauro	41	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	59	President and Class II Director
Cameron Mackey	51	Chief Operating Officer and Class III Director
Brian Lee	53	Chief Financial Officer
Filippo Lauro	43	Vice President
Fan Yang	31	Secretary
Alexandre Albertini	43	Class III Director
Ademaro Lanzara	77	Class I Director
Marianne Økland	57	Class III Director
Jose Tarruella	48	Class II Director
Reidar Brekke	58	Class II Director
Merrick Rayner	64	Class I Director

Biographical information concerning the directors and executive officers listed above is set forth below.
Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company's founder, has served as Chairman and Chief Executive Officer since the closing of our initial public offering in April 2010. Mr. Emanuele Lauro also co-founded and serves as Chairman and Chief Executive Officer of Scorpio Bulkers Inc. (NYSE: SALT), which was formed in 2013 and of Hermitage Offshore Services Ltd. (NYSE: PSV) since December 2018. He also served as director of the Standard Club from May 2013 to January 2019. Mr. Emanuele Lauro joined Scorpio in 2003 and has continued to serve there in a senior management position since 2004. Under his leadership, Scorpio has grown from an owner of three vessels in 2003 to become a leading operator and manager of more than 250 vessels in 2019. Over the course of the last several years, Mr. Emanuele Lauro has founded and developed all of the Scorpio Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. He has a degree in international business from the European Business School, London. Mr. Emanuele Lauro is the brother of our Vice President, Mr. Filippo Lauro.
Robert Bugbee, President and Director
Robert Bugbee has served as a Director and President since the closing of our initial public offering in April 2010. He has more than 35 years of experience in the shipping industry. Mr. Bugbee also co-founded and serves as President and Director of Scorpio Bulkers Inc. since July and April 2013, respectively, and of Hermitage Offshore Services Ltd. since December 2018. He joined Scorpio in March 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industries. From 1995 to 2007, he was employed at OMI Corporation, or OMI, a NYSE-listed tanker company which was sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000, and Senior Vice President from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time, Mr. Bugbee took a two year sabbatical beginning 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.
Cameron Mackey, Chief Operating Officer and Director
Cameron Mackey has served as the Company's Chief Operating Officer since the closing of our initial public offering in April 2010 and as a Director since May 2013. Mr. Mackey also serves as Chief Operating Officer of Scorpio Bulkers Inc. since July 2013 and of Hermitage Offshore Services Ltd. since December 2018 where he has also served as a director since July 2019. He joined Scorpio in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio, Mr. Mackey was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. Mr. Mackey has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
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
Filippo Lauro, Vice President
Mr. Filippo Lauro has served as an executive officer of the Company with the title of Vice President since May 2015. He also serves as Vice President of Scorpio Bulkers Inc. since June 2016 and of Hermitage Offshore Services Ltd. since December 2018. Mr. Filippo Lauro joined Scorpio in 2010 and has continued to serve there in a senior management position. Prior to joining Scorpio, he was the founder of and held senior executive roles in several private companies, primarily active in real estate, golf courses and resorts development. Mr. Filippo Lauro is the brother of our Chairman and Chief Executive Officer, Mr. Emanuele Lauro.
Fan Yang, Secretary
Ms. Fan Yang joined Scorpio in February 2018 and also serves as secretary of Scorpio Bulkers Inc. and Hermitage Offshore Services Ltd. She is admitted as a solicitor of the Supreme Court of England and Wales. Prior to joining Scorpio, Ms. Yang was in private practice in London at Travers Smith LLP and Freshfields Bruckhaus Deringer LLP, and led a law reform project at the Law Commission, an independent body that makes recommendations for the reform of the law of England and Wales to Parliament. She has a BA in Law from the University of Cambridge.
Ademaro Lanzara, Director
Ademaro Lanzara has served on our Board of Directors since the closing of our initial public offering in April 2010 and is our lead independent director. Mr. Lanzara has served as Chairman of Alkemia Capital Partners Sgr SpA, Padova since June 2018. Mr. Lanzara previously served as the Chairman of NEM Sgr SpA, Vicenza from November 2013 to June 2018, as the Chairman of BPV Finance (International) Plc Dublin from 2008 to May 2018, as the deputy Chairman and Chairman of the Audit and Compliance Committee of Cattolica Life DAC, Dublin from 2011 to July 2017 and as Chairman of BPVI Fondi Sgr SpA, Milano from April 2012 to November 2013. From 1963 to 2006, Mr. Lanzara held a number of positions with BNL spa Rome, a leading Italian banking group, including Deputy Group CEO, acting as the Chairman of the Credit Committee and Chairman of the Finance Committee. He also served as Chairman and/or director of a number of BNL controlled banks or financial companies in Europe, the United States and South America. He formerly served as a director of each of Istituto dell’Enciclopedia Italiana fondata da Giovanni Treccani Spa, Rome, Italy, the Institute of International Finance Inc. in Washington DC, Compagnie Financiere Edmond de Rothschild Banque, in Paris, France, ABI-Italian Banking Association in Rome, Italy, FITD-Interbank deposit Protection Fund, in Rome, Italy, ICC International Chamber of Commerce Italian section, Rome, Italy and Co-Chairman Round Table of Bankers and Small and Medium Enterprises, European Commission, in Brussels, Belgium. Mr. Lanzara has an economics degree (graduated magna cum laude) from the University of Naples, a law degree from the University of Naples and completed the Program for Management Development (PMD) at Harvard Business School.
Alexandre Albertini, Director
Alexandre Albertini has served on our Board of Directors since the closing of our initial public offering in April 2010. Mr. Albertini has more than 20 years of experience in the shipping industry. He has been employed by Marfin Management SAM, a drybulk ship management company, since 1997 and has served as its CEO since October 2010. Marfin operates 11 vessels, providing services such as technical and crew management as well as insurance, legal, financial, and information technology. In 2017, Mr. Albertini founded Factor8 Shipping SARL, a drybulk commercial management company managing on average 15 vessels. He also serves as President of Ant. Topic srl, a vessel and crewing agent based in Trieste, Italy. Mr. Albertini serves on the board of a private company in addition to various trade associations; BIMCO, Monaco Chamber of Shipping and since January 2016 has been a Director of The Steamship Mutual Underwriting Association (Bermuda) Limited.

Marianne Økland, Director
Marianne Økland has served on the Company's Board of Directors since April 2013. She is also a non-executive director and Chair of the Audit Committee at Hermitage Offshore Services Ltd. Between 2010 and 2019, she held various non-executive director positions at IDFC Limited, IDFC Alternatives (India), Islandsbanki (Iceland), the National Bank of Greece and NLB (Slovenia). She was also a member of the Audit Committee of the National Bank of Greece, and the Chair of the Audit Committee of each of IDFC Limited and NLB (Solvenia). In addition, Ms. Økland served as Managing Director of Avista Partners, a London based consultancy company that provides advisory services and raises capital, from 2009 to 2018. Between 1993 and 2008, she held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring. Ms. Økland has led many transactions for large Nordic banks and insurance companies, and worked on some of the most significant mergers and acquisitions in these sectors. Between 1988 and 1993, she headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments. Ms. Økland holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.
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
Reidar C. Brekke, Director
Reidar C. Brekke has served on the Company's Board of Directors since December 2016. Mr. Brekke has over 20 years’ experience in the international energy, container logistics and transportation sector. He also serves as a member of the Board of Directors of Diana Containerships Inc. (NASDAQ: DCIX), a position he has held since June 2010, and as partner of Brightstar Capital Partners, a middle market private equity firm. From December 2012 to August 2018, Mr. Brekke served as a board member and President of Intermodal Holdings LP, a New York based portfolio company that invests in and operates marine containers. From 2008 to 2012, Mr. Brekke served as President of Energy Capital Solution Inc., a company that provides strategic and financial advisory services to international shipping, logistics and energy related companies. From 2003 to 2008, he served as Manager of Poten Capital Services LLC, a registered broker-dealer specialized in the maritime sector. Prior to 2003, Mr. Brekke served as Chief Financial Officer, then President and Chief Operating Officer, of SynchroNet Marine, a logistics service provider to the global container transportation industry. He also held various senior positions with AMA Capital Partners LLC (formerly American Marine Advisers), a merchant banking firm focused on the maritime and energy industries. Furthermore, Mr. Brekke has been an adjunct professor at Columbia University’s School of International and Public Affairs - Center for Energy, Marine Transportation and Public Policy. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and has an MBA from the University of Nevada, Reno.
Merrick Rayner, Director
Merrick Rayner has served on our Board of Directors since September 2017. Mr. Rayner has over 40 years of experience in the tanker business. From 1974 to 2003, Mr. Rayner was a broker at H. Clarkson & Company Limited shipbrokers, with experience in both the deep-sea tanker chartering business as well as new and second hand vessel sale and purchase. From 1987 to 1989, Mr. Rayner served as Director of Clarkson Sale and Purchase Division. From 1989 until leaving H. Clarkson & Company Limited in 2003, he was a director of the company, and also served as a director of Clarkson Research Studies from 1992 until 2003. In 2003, Mr. Rayner joined E.A. Gibson’s shipbrokers as a broker, where he developed the company’s time charter group. He also served as a director of Gibson’s from 2012 until his retirement in 2016. Mr. Rayner currently resides in the United Kingdom.

B. Compensation
We paid an aggregate compensation of $32.5 million, $25.8 million and $25.7 million to our senior executive officers in 2019, 2018, and 2017, respectively. Executive management remuneration was as follows during these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2019	2018	2017
Short-term employee benefits (salaries)	$10,821	$5,436	$6,614
Share-based compensation (1)	21,712	20,316	19,113
Total	$32,533	$25,752	$25,727

(1)	Represents the amortization of restricted stock issued under our equity incentive plans. See Note 16 to our Consolidated Financial Statements included herein for further description.
Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus an additional fee of $10,000 for each committee on which a director serves plus an additional fee of $25,000 for each committee for which a director serves as Chairman, per year, plus an additional fee of $35,000 to the lead independent director, per year, plus $2,000 for each meeting, plus reimbursements for actual expenses incurred while acting in their capacity as a director. During each of the years ended December 31, 2019 and 2018, we paid aggregate cash compensation of $0.9 million and $0.9 million to our directors, respectively. Our officers and directors are also eligible to receive awards under our equity incentive plan which is described below under “—2013 Equity Incentive Plan.”
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
There are no material post-employment benefits for our executive officers or directors.  By law, our employees in Monaco are entitled to a one-time payment of up to two-months salary upon retirement if they meet certain minimum service requirements.
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
The following is the reloading of additional common shares in 2017, 2018 and 2019 under the 2013 Equity Incentive Plan:

	Date of Reload	Common Shares Reserved	Par Value
1	October 2017	950,180	$0.01 per share
2	February 2018	512,244	$0.01 per share
3	June 2018	210,140	$0.01 per share
4	December 2018	1,383,248	$0.01 per share
5	February 2019	86,977	$0.01 per share
6	July 2019	134,893	$0.01 per share
7	December 2019	529,624	$0.01 per share
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
997,380
The vesting schedule of the restricted stock issued to SSH employees is (i) one-third of the shares vest on June 1, 2020, (ii) one-third of the shares vest on June 1, 2021, and (iii) one-third of the shares vest on June 1, 2022. The vesting schedule of the restricted shares issued to our independent directors is (i) one-third of the shares vested on September 5, 2018, (ii) one-third of the shares vested on September 5, 2019, and (iii) one-third shares vest on September 4, 2020.
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
500,245
The vesting schedule of the restricted shares issued to our independent directors is (i) one-third of the shares vested on March 1, 2019, (ii) one-third of the shares vested on March 2, 2020, and (iii) one-third of the shares vest on March 1, 2021.
In September 2018, we issued 198,141 shares of restricted stock to our employees and 12,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.75 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on June 9, 2021, (ii) one-third of the shares vest on June 9, 2022, and (iii) one-third of the shares vest on June 8, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vested on June 10, 2019, (ii) one-third of the shares vest on June 10, 2020, and (iii) one-third of the shares vest on June 9, 2021.
In December 2018, we issued 1,103,248 shares of restricted stock to our employees and 60,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.55 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on September 23, 2021, (ii) one-third of the shares vest on September 26, 2022, and (iii) one-third of the shares vest on September 25, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vested on September 25, 2019, (ii) one-third of the shares vest on September 24, 2020, and (iii) one-third of the shares vest on September 23, 2021.
In June 2019, we issued 112,750 shares of restricted stock to our employees and 107,500 to SSH employees for no cash consideration. The share price on the issuance date was $24.93 per share. The vesting schedule of the restricted stock issued to both our employees and SSH employees is (i) one-third of the shares vest on June 6, 2022, (ii) one-third of the shares vest on June 5, 2023 and (iii) one-third of the shares vest on June 4, 2024.
In July 2019, we issued 230,170 shares of restricted stock to our employees for no cash consideration. The share price on the issuance date was $26.23 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on May 24, 2022, (ii) one-third of the shares vest on May 23, 2023, and (iii) one-third of the shares vest on May 22, 2024.
In December 2019, we issued 60,000 shares of restricted stock to our independent directors for no cash consideration. The share price on the issuance date was $33.90 per share. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vest on December 4, 2020, (ii) one-third of the shares vest on December 3, 2021, and (iii) one-third of the shares vest on December 2, 2022.
In January 2020, we issued 469,680 shares of restricted stock to our employees for no cash consideration. The share price on the issuance date was $36.73 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on September 8, 2022, (ii) one-third of the shares vest on September 7, 2023, and (iii) one-third of the shares vest on September 5, 2024.
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
C. Board Practices
Our Board of Directors currently consists of nine directors, six of whom have been determined by our Board of Directors to be independent under the rules of the NYSE and the rules and regulations of the SEC. Our Board of Directors has an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee and a Regulatory and Compliance Committee, each of which is comprised of certain of our independent directors, who are Messrs. Alexandre Albertini, Ademaro Lanzara, Jose Tarruella, Reidar Brekke, Mrs. Marianne Økland and Mr. Merrick Rayner. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of Scorpio that our board believes may present potential conflicts of interests between us and Scorpio. The Nominating and Corporate Governance Committee is responsible for recommending to the Board of Directors nominees for director appointments and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. The Regulatory and Compliance Committee oversees our operations to minimize environmental impact by the constant monitoring and measuring of progress of our vessels. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.
D. Employees
As of December 31, 2019 and 2018, we had 22 and 21 shore-based employees, respectively. SSM and SCM were responsible for our commercial and technical management.
E. Share Ownership
The following table sets forth information regarding the share ownership of our common stock as of March 27, 2020 by our directors and executive officers, including the restricted shares issued to our executive officers and to our independent directors as well as distributions of dividends from Scorpio Bulkers Inc., a related party, and shares purchased in the open market.

Name	No. of Shares	% Owned (5)
Emanuele A. Lauro (1)	910,467	1.55%
Robert Bugbee (2)	1,207,699	2.06%
Cameron Mackey (3)	753,562	1.28%
Brian M. Lee (4)	646,120	1.10%
All other executive officers and directors individually	*	*

(1)	Includes 867,484 unvested shares of restricted stock from the 2013 Equity Incentive Plan.

(2)	Includes 867,484 unvested shares of restricted stock from the 2013 Equity Incentive Plan and assuming the full exercise of call options on 315,100 common shares.

(3)	Includes 612,006 unvested shares of restricted stock from the 2013 Equity Incentive Plan.

(4)	Includes 434,046 unvested shares of restricted stock from the 2013 Equity Incentive Plan.

(5)	Based on 58,672,080 common shares outstanding as of March 27, 2020.
* The remaining executive officers and directors individually each own less than 1% of our outstanding shares of common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A. Major shareholders.
The following table sets forth information regarding beneficial ownership of our common stock for owners of more than five percent of our common stock, of which we are aware as of March 27, 2020.

Name	No. of Shares		% Owned (5)
Urion Holdings (Malta) Limited	4,572,873	(1)	7.8%
Scorpio Bulkers Inc.	4,405,140	(2)	7.5%
Wellington Management Group LLP*	3,668,061	(3)	6.3%
Dimensional Fund Advisors LP	2,944,726	(4)	5.0%

(1) This information is derived from Schedule 13G/A filed with the SEC on February 7, 2020.
(2) This information is derived from Schedule 13D/A filed with the SEC on December 13, 2019.
(3) This information is derived from Schedule 13G/A filed with the SEC on February 12, 2019.
(4) This information is derived from Schedule 13G filed with the SEC on February 12, 2020.
(5) Based on 58,672,080 common shares outstanding as of March 27, 2020.
*Includes certain funds managed thereby.
As of March 23, 2020, we had 143 shareholders of record, 38 of which were located in the United States and held an aggregate of 55,777,899 shares of our common stock, representing 95.1% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 53,442,575 shares of our common stock, as of that date.
Additionally, Scorpio currently owns 2,557,839 common shares of the Company, representing approximately 4.36% of our outstanding common shares as of March 27, 2020, which it acquired through transactions directly with the Company, as well as distributions of dividends from Scorpio Bulkers Inc., a related party, and in open market transactions.
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
SCM’s services include securing employment for our vessels in the spot market and on time charters. SCM also manages the Scorpio Pools. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax vessels and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third-party owned vessels. For commercial management of our vessels that do not operate in any of the Scorpio Pools, we pay SCM a fee of $250 per vessel per day for each LR1/Panamax and LR2/Aframax vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.
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
Prior to September 29, 2016, we paid SSH a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. This fee was eliminated for all vessel purchase or sale agreements entered into after September 29, 2016. During the year ended December 31, 2019, no fees were paid to SSH for the sale or purchase of vessels. For the year ended December 31, 2018, we paid SSH an aggregate fee of $0.7 million in connection with the purchase and delivery of STI Esles II and STI Jardins. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Services Agreement.
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
Our Relationship with Scorpio and its Affiliates
Scorpio is owned and controlled by the Lolli-Ghetti family, of which Messrs. Emanuele Lauro and Filippo Lauro are members. Annalisa Lolli-Ghetti is majority owner of Scorpio (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 4.87% of our common shares. We are not affiliated with any other entities in the shipping industry other than those that are members of Scorpio.
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
In September 2019, we closed on a private placement with SSH for $15 million, in exchange for an aggregate of 517,241 of our common shares at $29.00 per share.

Transactions with Related Parties
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the consolidated statements of income and balance sheet are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2019	2018	2017
Pool revenue(1)
Scorpio MR Pool Limited	$261,727	$225,181	$217,141
Scorpio LR2 Pool Limited	260,893	188,890	136,514
Scorpio Handymax Tanker Pool Limited	103,150	82,782	78,510
Scorpio LR1 Pool Limited	66,009	46,823	13,895
Scorpio Panamax Tanker Pool Limited	—	—	1,515
Scorpio Aframax Pool Limited	—	—	1,170
Voyage expenses(2)	(2,131)	(1,290)	(1,786)
Vessel operating costs(3)	(31,732)	(34,272)	(27,601)
Administrative expenses(4)	(12,975)	(12,475)	(10,744)

(1)
These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related parties. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges our vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

(2)	Related party expenditures included within voyage expenses in the consolidated statements of income or loss consist of the following:

◦
Expenses due to SCM, a related party, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment for our vessels in the spot market and on time charters. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1/Panamax and LR2/Aframax vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture.  These expenses are included in voyage expenses in the consolidated statements of income or loss. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges our vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

•
Voyage expenses of $4,357 and $25,747 charged by a related party port agent during the years ended December 31, 2019 and December 31, 2018, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions. No voyage expenses were charged by this port agent during the year ended December 31, 2017.

(3)	Related party expenditures included within vessel operating costs in the consolidated statements of income or loss consist of the following:

•
Technical management fees of $30.0 million, $30.1 million, and $22.9 million charged by SSM, a related party, during the years ended December 31, 2019, 2018 and 2017 respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $138.9 million, $125.8 million, and $100.0 million during the years ended December 31, 2019, 2018 and 2017 respectively. SSM's fixed annual technical management fee is $175,000 per vessel plus certain itemized expenses in the technical management agreement.

•
Insurance related expenses of $2.6 million and $4.3 million incurred through a related party insurance broker during the years ended December 31, 2018 and 2017, respectively. The amounts recorded reflect the amortization of the policy premiums, which are paid directly to the broker, who then remits the premiums to the underwriters. In 2016, an Executive Officer of the Company acquired a minority interest, which in 2018 increased to a majority interest, in an insurance broker which arranges hull and machinery and war risk insurance for certain of our owned and finance leased vessels. This broker has arranged such policies for the Company since 2010 and the extent of the coverage and the manner in which the policies are priced did not change as a result of this transaction. In September 2018, the Executive Officer disposed of their interest in the insurance broker in its entirety to a third party not affiliated with the Company.

•
Vessel operating expenses of $1.7 million, $1.6 million and $0.4 million charged by a related party port agent during the years ended December 31, 2019, 2018 and 2017, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.

(4)
We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for the reasonable direct or indirect expenses that are incurred on our behalf. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within Scorpio.  The expenses incurred under this agreement were as follows, and were recorded in general and administrative expenses in the consolidated statement of income or loss:

•
The expense for the year ended December 31, 2019 of $13.0 million included (i) administrative fees of $11.4 million charged by SSH, (ii) restricted stock amortization of $1.1 million, which relates to the issuance of an aggregate of 221,900 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014, July 2015, July 2016, December 2017 and June 2019, and (iii) the reimbursement of expenses of $444,844.

•
The expense for the year ended December 31, 2018 of $12.5 million included (i) administrative fees of $11.1 million charged by SSH, (ii) restricted stock amortization of $1.3 million, which relates to the issuance of an aggregate of 114,400 shares of restricted stock to SSH employees for no cash consideration in May 2014, September 2014, July 2015, July 2016, and December 2017, and (iii) the reimbursement of expenses of $46,535.

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

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2019	2018
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$74,412	$66,178
Accounts receivable and prepaid expenses (SSM) (2)	1,624	2,461
Accounts receivable and prepaid expenses (SCM) (3)	—	2,511
Other assets (pool working capital contributions) (4)	49,094	42,973
Liabilities:
Accounts payable and accrued expenses (owed to the Scorpio Pools)	3,717	66
Accounts payable and accrued expenses (SSM)	2,667	832
Accounts payable and accrued expenses (related party port agent)	361	459
Accounts payable and accrued expenses (SSH)	353	409
Accounts payable and accrued expenses (SCM)	14	389

(1)
Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of December 31, 2019 and 2018 include $24.3 million and $22.9 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:

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

(2)	Accounts receivable and prepaid expenses from SSM relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.

(3)	Accounts receivable and prepaid expenses from SCM primarily relate to the reduction of commission rebate to 0.85% of gross revenue per charter fixture as described above.

(4)	Represents the non-current portion of working capital receivables as described above.
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

•	During the year ended December 31, 2019, no fees were paid to SSH for the sale or purchase of vessels.

•
During the year ended December 31, 2018, we paid SSH an aggregate fee of $0.7 million in connection with the purchase and delivery of STI Esles II and STI Jardins. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Administrative Services Agreement.

•
During the year ended December 31, 2017, we paid SSH an aggregate fee of $2.2 million in connection with the purchase and delivery of STI Galata, STI Bosphorus, STI Leblon, STI La Boca, STI San Telmo and STI Donald C. Trauscht. Additionally, we paid SCM an aggregate termination fee of $0.2 million that was due under the commercial management agreement and we paid SSM an aggregate termination fee of $0.2 million that was due under technical management agreement as a result of the sales of STI Emerald and STI Sapphire which have been recorded within loss on sales of vessels within the consolidated statement of income or loss. The agreements to acquire and sell the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Services Agreement.

Other agreements
In 2011, we entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. There were no costs incurred under this agreement during the years ended December 31, 2019, 2018 and 2017. We also have an agreement with SSM to supervise the eight MR product tankers that were under construction at HMD and delivered throughout 2017 and in January 2018. We paid SSM $0.7 million under this agreement during the year ended December 31, 2017. There were no costs incurred under this agreement during the years ended December 31, 2019 and 2018.

In October 2019, we provided two guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers. No amounts were paid to this provider during the year ended December 31, 2019. The maximum amount under these guarantees is $6.0 million in aggregate.
In January 2020, we provided three guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers. The maximum amount under these guarantees is $3.5 million in aggregate.
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
For the years ended December 31, 2019, 2018 and 2017, we paid aggregate dividends to our shareholders in the amount of $21.3 million, $15.1 million and $9.6 million, respectively. We have paid the following dividends per share in respect of the periods set forth below:

Date Paid	Dividends per Share
March 30, 2017	$0.100
June 14, 2017	$0.100
September 29, 2017	$0.100
December 28, 2017	$0.100
March 27, 2018	$0.100
June 28, 2018	$0.100
September 27, 2018	$0.100
December 13, 2018	$0.100
March 28, 2019	$0.100
June 27, 2019	$0.100
September 27, 2019	$0.100
December 13, 2019	$0.100
March 13, 2020	$0.100
B. Significant Changes
There have been no significant changes since the date of the annual consolidated financial statements included in this report, other than as described in Note 25 - Subsequent Events to our consolidated financial statements included herein.
ITEM 9. OFFER AND THE LISTING
A. Offer and Listing Details
Please see “Item 9. Offer and Listing - C. Markets.”
B. Plan of Distribution
Not applicable.
C. Markets
Since our initial public offering, our shares of common stock have traded on the NYSE under the symbol “STNG.” Our Senior Notes Due 2020 are listed for trading on the NYSE under the symbol “SBNA.”
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
Below is a summary of the description of our capital stock, including the rights, preferences and restrictions attaching to each class of stock. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our amended and restated articles of incorporation, as amended (the "Articles of Incorporation") and amended and restated bylaws (the "Bylaws"), which are incorporated by reference herein.
Purpose
Our purpose, as stated in our Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our Articles of Incorporation and Bylaws do not impose any limitations on the ownership rights of our shareholders.
Authorized capitalization
Under our Articles of Incorporation, we have authorized 175,000,000 registered shares, consisting of 150,000,000 common shares, par value $0.01 per share, of which 58,672,080 shares were issued and outstanding as of March 27, 2020 and 25,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.
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
Description of Preferred Shares
Our Articles of Incorporation authorize our Board of Directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including the designation of the series, the number of shares of the series, the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series, and the voting rights, if any, of the holders of the series.
Directors
Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.
Our Articles of Incorporation require our Board of Directors to consist of at least one member. Our Board of Directors consists of nine members. Our Bylaws may be amended by the vote of a majority of our entire Board of Directors.
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

Shareholder Meetings
Under our Bylaws, annual meetings of shareholders will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Republic of the Marshall Islands. Special meetings may be called at any time by a majority of our Board of Directors, the chairman of our Board of Directors or an officer of the Company who is also a director. Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.
Dissenters’ Rights of Appraisal and Payment
Under the BCA, our shareholders have the right to dissent from various corporate actions, and receive payment of the fair market value of their shares. In the event of any further amendment of our Articles of Incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.
Shareholders’ Derivative Actions
Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
Limitations on Liability and Indemnification of Officers and Directors
The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for certain breaches of directors' fiduciary duties. Our Bylaws include a provision that eliminates the personal liability of directors for actions taken as a director to the fullest extent permitted by law.
Our Bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorney's fees and disbursements and court costs) to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and this insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability and indemnification provisions in our Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, shareholders' investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
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
Anti-Takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws
Several provisions of our Articles of Incorporation and Bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (i) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (ii) the removal of incumbent officers and directors.
Blank Check Preferred Stock
Under the terms of our Articles of Incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 25 million shares of blank check preferred stock. Our Board of Directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.

Election and Removal of Directors
Our Articles of Incorporation prohibit cumulative voting in the election of directors. Our Bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our Articles of Incorporation also provide that our directors may be removed for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Limited Actions by Shareholders
Our Articles of Incorporation and our Bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our Bylaws provide that, unless otherwise prescribed by law, only a majority of our Board of Directors, the chairman of our Board of Directors or an officer of the Company who is also a director may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our Board of Directors and shareholder consideration of a proposal may be delayed until the next annual meeting.
Advance notice requirements for shareholder proposals and director nominations
Our Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one-year anniversary of the immediately preceding annual meeting of shareholders. Our Bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.
Classified Board of Directors
As described above, our Articles of Incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. Accordingly, approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.
Business combinations
Although the BCA does not contain specific provisions regarding "business combinations" between companies organized under the laws of the Marshall Islands and "interested shareholders," we have included these provisions in our Articles of Incorporation. Specifically, our Articles of Incorporation prohibit us from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

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

These provisions of our Articles of Incorporation do not apply to a business combination if:

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

•
a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•
the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our Articles of Incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

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
Listing
Our common shares are listed on the NYSE under the symbol “STNG.”
C. Material Contracts
We refer you “Item 6. Directors, Senior Management and Employees-B. Compensation-2013 Equity Incentive Plan” and “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions” for a discussion of the contracts that we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. Certain of these material agreements that are to be performed in whole or in part at or after the date of this annual report are attached as exhibits to this annual report.
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
For our 2019 taxable tax year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.

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
We believe that we currently satisfy the Publicly-Traded Test and intend to take this position on our United States federal income tax return for the 2019 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.
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
As used herein, the term United States Holder means a beneficial owner of common shares that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) it has in place an election to be treated as United States person for U.S. federal income tax purposes.
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
Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder's adjusted tax basis (or fair market value upon the shareholder's election) in his common shares—paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.
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
Shareholders may also visit the Investor Relations section of our website at www.scorpiotankers.com or request a copy of our filings at no cost, by writing or telephoning us at the following address: Scorpio Tankers Inc., 9, Boulevard Charles III Monaco 98000, +377-9798-5716.
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
Based on the floating rate debt at December 31, 2019 and 2018, a one-percentage point increase in the floating interest rate would increase interest expense by $26.6 million and $23.1 million per year, respectively. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of December 31,
In thousands of U.S. dollars	2020	2021 - 2022	2023 - 2024	Thereafter
Principal payments floating rate debt (unhedged)	$336,678	$701,429	$686,434	$938,383
Principal payments fixed rate debt	90,385	262,684	86,263	68,738
Total principal payments on outstanding debt	$427,063	$964,113	$772,697	$1,007,121
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. We currently do not have any vessels employed on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $41.7 million and $43.7 million for the years ended December 31, 2019 and 2018, respectively.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15e(e)) as of December 31, 2019. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2019 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
B. Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) and 15d-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2019 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting was effective as of December 31, 2019 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
C. Attestation Report of the Registered Public Accounting Firm
The effectiveness of Company’s internal control over financial reporting, at December 31, 2019, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.
D. Changes in Internal Control Over Financial Reporting
There were no changes in internal control over financial reporting (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
A. Audit Fees
Our principal accountant for fiscal years ended December 31, 2019 and 2018 was PricewaterhouseCoopers Audit and the audit fee for those periods was $670,482 and $613,259, respectively.
During 2019, our principal accountant, PricewaterhouseCoopers Audit, or its affiliates, provided an additional service related to the Trafigura Transaction and the fee for this service was $148,000. During 2018, our principal accountant, PricewaterhouseCoopers Audit, or its affiliates, provided an additional service related to the October 2018 underwritten offering of our common stock and the fee for this service was $82,000.
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
ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth the stock purchase activity of affiliated purchasers of the Company during 2019.

Name	Period	Total Number of Common Shares Purchased		Price Paid per Common Share
Scorpio Services Holding Ltd.	September 2019	517,241	(1)	$29.00
(1) Purchased in a private placement of the Company's common shares on September 26, 2019

In May 2015, our Board of Directors authorized a new Securities Repurchase Program, or the Securities Repurchase Program, to purchase up to an aggregate of $250 million of our common stock and bonds, the latter of which currently consists of our (i) Convertible Notes due 2022, and (ii) Senior Notes Due 2020 (NYSE: SBNA). This program replaced our stock buyback program that was previously announced in July 2014 and was terminated in conjunction with this new repurchase program.
During the year ended December 31, 2019, we repurchased an aggregate of 30 of our common shares that are being held as treasury shares at an average price of $17.10 per share.
Furthermore, in March 2019, we repurchased $2.3 million face value of our Convertible Notes due 2019 at an average price of $990.00 per $1,000 principal amount, or $2.3 million.
We had $121.6 million remaining available under our Securities Repurchase Program as of March 27, 2020. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
There were 58,672,080 common shares outstanding as of March 27, 2020.

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
There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Marshall Islands law and our Bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2019 and through the date of this annual report, our non-management directors met in executive session five times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The financial information required by this Item is set forth beginning on page F-1 and is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated Bylaws of the Company (3)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (8)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (12)
2.1	Form of Stock Certificate (12)
2.2	Form of Senior Debt Securities Indenture (4)
2.3	Form of Subordinated Debt Securities Indenture (4)
2.4	Base Indenture, dated May 12, 2014, by and between the Company and Deutsche Bank Trust Company (7)
2.5
Supplemental Indenture to the Base Indenture, dated May 12, 2014, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 6.75% Senior Notes due 2020 (7)

2.6	Indenture, dated June 30, 2014, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 2.375% Convertible Notes due 2019 (11)
2.7	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act
4.1	2013 Amended and Restated Equity Incentive Plan (6)
4.2	Administrative Services Agreement between the Company and Liberty Holding Company Ltd. (2)
4.2(a)	Deed of Amendment between the Company, SSH, SCM and SSM dated September 29, 2016 (9)
4.3	Master Agreement between the Company, SSM and SCM dated January 24, 2013 (5)
4.3(a)	Amended and Restated Master Agreement between the Company, SSM and SCM dated November 15, 2016 (9)
4.3(b)	Amended and Restated Master Agreement between the Company, SSM and SCM dated February 21, 2018 (10)
8.1	Subsidiaries of the Company
11.1	Code of Conduct and Ethics (10)
11.2	Whistleblower Policy (6)
11.3	Whistleblower Policy - Environmental (6)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Drewry Shipping Consultants, Ltd.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

(1)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 1) (File No. 333-164940) on March 10, 2010, and incorporated by reference herein.

(2)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010, and incorporated by reference herein.

(3)	Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on June 29, 2010, and incorporated by reference herein.

(4)	Filed as an Exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-173929) on May 4, 2011, and incorporated by reference herein.

(5)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F on March 29, 2013, and incorporated by reference herein.

(6)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 31, 2014, and incorporated by reference herein.

(7)	Filed as an Exhibit to the Company’s Report on Form 6-K on May 13, 2014, and incorporated by reference herein.

(8)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 31, 2015, and incorporated by reference herein.

(9)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 16, 2017, and incorporated by reference herein.

(10)	Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 23, 2018, and incorporated by reference herein.

(11)	Filed as an Exhibit to the Company’s Report on Form 6-K on May 16, 2018, and incorporated by reference herein.

(12)	Filed as an Exhibit to the Company’s Report on Form 6-K on January 18, 2019, and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Dated: March 31, 2020

Scorpio Tankers Inc.
(Registrant)

/s/ Emanuele Lauro
Emanuele Lauro
Chief Executive Officer

SCORPIO TANKERS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Scorpio Tankers Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessment - Vessels (including Right of Use Assets for Vessels)

As described in Notes 1 and 8 to the consolidated financial statements, the carrying value of Vessels and drydock and Right of use assets for vessels was approximately $4.0 billion and $0.7 billion, respectively, as of December 31, 2019. As of December 31, 2019, the Company’s operating fleet consisted of 134 vessels, which are either owned or leased (finance or operating) (collectively, the “vessels”). Management evaluates the carrying values of its vessels to determine whether there is any indication that those values have suffered an impairment loss. If any such indication exists, management conducts an impairment test (on an individual vessel basis) by comparing the carrying value of each vessel to the higher of its (i) fair value less selling costs and (ii) value in use. Management determines fair value less selling costs by considering independent broker valuations. In estimating value in use, management estimates each vessel’s future cash flows which are discounted to their present value using a pre-tax discount rate. The discounted cash flow analysis requires management to develop estimates and assumptions related to forecasted vessel revenue, vessel operating expenses, dry-dock costs, utilization rate, remaining useful lives, residual values and the discount rate.

The principal consideration for our determination that performing procedures relating to impairment assessment - vessels (including right of use assets for vessels) is a critical audit matter is there was significant judgment by management when developing the value in use using the discounted cash flow technique. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related to management’s cash flow forecasts and significant assumptions, including forecasted vessel revenue, vessel operating expenses, dry-docks, utilization rate, remaining useful lives, residual values and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s vessel impairment assessments. These procedures also included, among others, testing management’s process for developing the fair value estimates; assessing the adequacy of the value in use model used by management with the relevant accounting framework; testing the completeness, accuracy and relevance of underlying data used in the models; and evaluating the reasonableness of the significant assumptions used by management including the forecasted vessel revenue and discount rate. Evaluating the reasonableness of management’s assumptions related to the Company’s cash flow forecasts involved evaluating whether the forecasted vessel revenue, vessel operating expenses, dry-dock costs, utilization rate, remaining useful lives and residual values were reasonable considering (i) the current and past performance of the vessels, (ii) the consistency with external market and industry data and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow models, and certain significant assumptions, including the discount rate.

/s/ PricewaterhouseCoopers Audit
Marseille, France
March 31, 2020

We have served as the Company’s auditor since 2013.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2019 and 2018

		As of
In thousands of U.S. dollars	Notes	December 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	3	$202,303	$593,652
Accounts receivable	5	78,174	69,718
Prepaid expenses and other current assets	4	13,855	15,671
Inventories		8,646	8,300
Total current assets		302,978	687,341
Non-current assets
Vessels and drydock	6	4,008,158	3,997,789
Right of use assets for vessels	7	697,903	—
Other assets	9	131,139	75,210
Goodwill	8	11,539	11,539
Restricted cash	10	12,293	12,285
Total non-current assets		4,861,032	4,096,823
Total assets		$5,164,010	$4,784,164
Current liabilities
Current portion of long-term debt	13	235,482	297,934
Finance lease liability	13	122,229	114,429
IFRS 16 - lease liability	7	63,946	—
Accounts payable	11	23,122	11,865
Accrued expenses	12	41,452	22,972
Total current liabilities		486,231	447,200
Non-current liabilities
Long-term debt	13	999,268	1,192,000
Finance lease liability	13	1,195,494	1,305,952
IFRS 16 - lease liability	7	506,028	—
Total non-current liabilities		2,700,790	2,497,952
Total liabilities		3,187,021	2,945,152
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 and 75,000,000 shares authorized; 58,202,400 and 51,397,562 outstanding shares as of December 31, 2019 and December 31, 2018, respectively.	16	646	5,776
Additional paid-in capital	16	2,842,446	2,648,599
Treasury shares	16	(467,057)	(467,056)
Accumulated deficit (1)	16	(399,046)	(348,307)
Total shareholders’ equity		1,976,989	1,839,012
Total liabilities and shareholders’ equity		$5,164,010	$4,784,164

(1)	Accumulated deficit reflects the impact of the adoption of IFRS 16 - Leases. The impact of the application of this standard is discussed in Note 1.
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2019, 2018 and 2017

		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	Notes	2019	2018	2017
Revenue
Vessel revenue	18	$704,325	$585,047	$512,732
Operating expenses
Vessel operating costs		(294,531)	(280,460)	(231,227)
Voyage expenses		(6,160)	(5,146)	(7,733)
Charterhire	7	(4,399)	(59,632)	(75,750)
Depreciation - owned or finance leased vessels	6	(180,052)	(176,723)	(141,418)
Depreciation - right of use assets for vessels	6	(26,916)	—	—
General and administrative expenses	20	(62,295)	(52,272)	(47,511)
Loss on sales of vessels, net		—	—	(23,345)
Merger transaction related costs		—	(272)	(36,114)
Bargain purchase gain		—	—	5,417
Total operating expenses		(574,353)	(574,505)	(557,681)
Operating income / (loss)		129,972	10,542	(44,949)
Other (expense) and income, net
Financial expenses	21	(186,235)	(186,628)	(116,240)
Loss on exchange of convertible notes	13	—	(17,838)	—
Realized loss on derivative financial instruments		—	—	(116)
Financial income		8,182	4,458	1,538
Other expenses, net		(409)	(605)	1,527
Total other expense, net		(178,462)	(200,613)	(113,291)
Net loss		$(48,490)	$(190,071)	$(158,240)
Attributable to:
Equity holders of the parent		$(48,490)	$(190,071)	$(158,240)
Loss per share
Basic and Diluted	23	$(0.97)	$(5.46)	$(7.35)
Basic and Diluted weighted average shares outstanding	23	49,857,998	34,824,311	21,533,340

There are no items of other comprehensive income or loss
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2019, 2018 and 2017

In thousands of U.S. dollars except share data	Number of shares outstanding(2)	Share capital	Additional paid-in capital	Treasury shares	Accumulated deficit	Total
Balance as of January 1, 2017	17,462,976	$2,247	$1,756,769	$(443,816)	$—	$1,315,200
Net loss for the period	—	—	—	—	(158,240)	(158,240)
Net proceeds from follow on offerings of common stock	8,450,000	845	287,599	—	—	288,444
Issuance of restricted stock, net of forfeitures	1,087,780	109	(109)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	22,385	—	—	22,385
Dividends paid, $0.40 per share (1)	—	—	(9,561)	—	—	(9,561)
Shares issued as consideration for merger with NPTI, $40.20 per share	5,499,999	550	220,550	—	—	221,100
Warrants exercised relating to merger with NPTI	150,000	15	5,958	—	—	5,973
Balance as of December 31, 2017	32,650,755	$3,766	$2,283,591	$(443,816)	$(158,240)	$1,685,301

Adoption of accounting standards (IFRS 15)	—	—	—	—	4	4
Net loss for the period	—	—	—	—	(190,071)	(190,071)
Net proceeds from follow-on offerings of common stock	18,216,216	1,822	317,810	—	—	319,632
Issuance of restricted stock, net of forfeitures	1,881,826	188	(188)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	25,547	—	—	25,547
Dividends paid, $0.40 per share (1)	—	—	(15,127)	—	—	(15,127)
Purchase of treasury shares	(1,351,235)	—	—	(23,240)	—	(23,240)
Equity component of issuance of Convertible Notes due 2022 (see Note 13)	—	—	36,966	—	—	36,966
Balance as of December 31, 2018	51,397,562	$5,776	$2,648,599	$(467,056)	$(348,307)	$1,839,012

Adoption of accounting standards (IFRS 16)	—	—	—	—	(2,249)	(2,249)
Net loss for the period	—	—	—	—	(48,490)	(48,490)
Reverse stock split - impact of fractional shares and change in total par value (2)	(62)	(5,198)	5,196	—	—	(2)
Issuance of restricted stock, net of forfeitures	507,920	5	(5)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	27,421	—	—	27,421
Net proceeds from private placement of common stock	1,724,137	17	49,983	—	—	50,000
Shares issued as consideration for the Trafigura Transaction	4,572,873	46	132,568	—	—	132,614
Dividends paid, $0.40 per share (1)	—	—	(21,278)	—	—	(21,278)
Purchase of treasury shares	(30)	—	—	(1)	—	(1)
Equity issuance costs	—	—	(38)	—	—	(38)
Balance as of December 31, 2019	58,202,400	$646	$2,842,446	$(467,057)	$(399,046)	$1,976,989
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

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Cash Flow
For the years ended December 31, 2019, 2018 and 2017

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2019	2018	2017
Operating activities
Net loss		$(48,490)	$(190,071)	$(158,240)
Loss from sales of vessels	6	—	—	23,345
Depreciation - owned or finance leased vessels	6	180,052	176,723	141,418
Depreciation - right of use assets	6	26,916	—	—
Amortization of restricted stock	16	27,421	25,547	22,385
Amortization of deferred financing fees	13	7,041	10,541	13,381
Write-off of deferred financing fees	13	1,466	13,212	2,467
Bargain purchase gain	2	—	—	(5,417)
Share based transaction costs	2	—	—	5,973
Accretion of Convertible Notes	13	11,375	13,225	12,211
Accretion of fair market measurement on debt assumed from merger with NPTI	13	3,615	3,779	1,478
Loss on exchange of Convertible Notes	13	—	17,838	—
		209,396	70,794	59,001
Changes in assets and liabilities:
(Increase) / decrease in inventories		(346)	1,535	(1,319)
(Increase) in accounts receivable		(8,458)	(4,298)	(1,478)
Decrease in prepaid expenses and other current assets		1,816	2,227	12,219
(Increase) in other assets		(7,177)	(1,226)	(22,651)
Increase / (decrease) in accounts payable		4,019	(1,382)	3,694
Increase / (decrease) in accrued expenses		10,262	(9,860)	(7,665)
		116	(13,004)	(17,200)
Net cash inflow from operating activities		209,512	57,790	41,801
Investing activities
Acquisition of vessels and payments for vessels under construction		(2,998)	(26,057)	(258,311)
Proceeds from disposal of vessels		—	—	127,372
Net cash paid for the merger with NPTI		—	—	(23,062)
Drydock, scrubber and BWTS payments (owned and bareboat-in vessels)		(203,975)	(26,680)	(5,922)
Net cash outflow from investing activities		(206,973)	(52,737)	(159,923)
Financing activities
Debt repayments		(343,351)	(865,594)	(546,296)
Issuance of debt		108,589	1,007,298	525,642
Debt issuance costs		(5,744)	(23,056)	(11,758)
Refund of debt issuance costs due to early debt repayment		—	2,826	—
Principal repayments on IFRS 16 lease liabilities		(36,761)	—	—
Increase in restricted cash		(9)	(897)	(2,279)
Repayment of Convertible Notes		(145,000)	—	—
Gross proceeds from issuance of common stock		50,000	337,000	303,500

Equity issuance costs	(333)	(17,073)	(15,056)
Dividends paid	(21,278)	(15,127)	(9,561)
Redemption of NPTI Redeemable Preferred Shares	—	—	(39,495)
Repurchase of common stock	(1)	(23,240)	—
Net cash (outflow) / inflow from financing activities	(393,888)	402,137	204,697
(Decrease) / increase in cash and cash equivalents	(391,349)	407,190	86,575
Cash and cash equivalents at January 1,	593,652	186,462	99,887
Cash and cash equivalents at December 31,	$202,303	$593,652	$186,462
Supplemental information:
Interest paid (which includes $2.8 million, $0.2 million and $4.2 million of interest capitalized during the years ended December 31, 2019, 2018 and 2017, respectively)	$182,707	$155,304	$92,034
Additionally, we completed the following non-cash transactions during the years ended December 31, 2019, 2018 and 2017:

•
September 2019 acquisition of leasehold interests in 19 vessels from Trafigura Maritime Logistics Pte. Ltd. (“Trafigura”) in exchange for $803 million and the assumption of $670.0 million of obligations under the bareboat charter agreements (of which, $531.5 million was recorded in September 2019 and the remaining obligations will be recorded in 2020 upon the delivery of four of the vessels from the shipyard). This transaction is described in Note 7.

•
May and July 2018 exchange of an aggregate of $203.5 million in aggregate principal amount of our Convertible Notes due 2019 for an aggregate of $203.5 million in aggregate principal amount of our newly issued Convertible Notes due 2022. This transaction is described in Note 13.

•
June and September 2017 acquisition of Navig8 Product Tankers Inc ("NPTI") for approximately 5.5 million common shares of the Company and the assumption of NPTI's debt. These transactions are described in Note 2.

These transactions represent the significant non-cash transactions incurred during the years ended December 31, 2019, 2018 and 2017.
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1.	General information and significant accounting policies
Company
Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering, and our common stock currently trades on the New York Stock Exchange under the symbol "STNG."
Our fleet, as of December 31, 2019, consisted of 134 owned, finance leased or bareboat chartered-in product tankers (21 Handymax, 59 MR, 12 LR1 and 42 LR2) and leasehold interests on four MRs under construction, which were acquired as part of the Trafigura Transaction (as described in Note 7).
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. SCM’s services include securing employment for our vessels in pools, in the spot market, and on time charters.
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
Basis of accounting
The consolidated financial statements incorporate the financial statements of Scorpio Tankers Inc. and its subsidiaries. The consolidated financial statements have been presented in United States dollars, or USD or $, which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries, and have been authorized for issue by the Board of Directors on March 27, 2020. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.
All inter-company transactions, balances, income and expenses were eliminated on consolidation.
Going concern
The financial statements have been prepared in accordance with the going concern basis of accounting as described further in the “Liquidity risk” section of Note 24.
Significant Accounting Policies
The following is a discussion of our significant accounting policies that were in effect during the years ended December 31, 2019, 2018 and 2017.
Leases - IFRS 16
IFRS 16, Leases, was issued by the International Accounting Standards Board on January 13, 2016. IFRS 16 applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 amends the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset, and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing pool and time charter-out arrangements meet the definition of leases under IFRS 16, with the Company as lessor, on the basis that the pool or charterer manages the vessels in order to enter into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use.

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
•The non-lease component will be accounted for as services revenue under IFRS 15 - Revenue from Contracts with Customers. This revenue will be recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
The application of the above principles did not result in a material difference to the amount of revenue recognized under our existing accounting policies for pool and time-out charter arrangements.
IFRS 16 - Leases also amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Upon transition, a lessee shall apply IFRS 16- Leases to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 - Leases recognized at the date of initial application (the ‘modified retrospective approach’).  We applied the modified retrospective approach upon transition, which resulted in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to the existing bareboat chartered-in vessel commitments for three bareboat chartered-in vessels, which are scheduled to expire in April 2025. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million operating lease liability and a $2.2 million reduction in retained earnings relating to these three vessels.
We have elected certain practical expedients available under IFRS 16 - Leases, specifically as they relate to (i) the reassessment of whether a contract is, or contains, a lease at the date of initial application, and (ii) leases whose terms end within 12 months of the date of initial application.
Additionally, during 2019, the Company entered into bareboat charter-in agreements on seven Handymax vessels and acquired the leasehold interests of 15 vessels as part of the Trafigura Transaction. All of these transactions have been accounted for under IFRS 16 and are further described in Note 7.
Revenue recognition
IFRS 15, Revenue from Contracts with Customers, was issued by the International Accounting Standards Board on May 28, 2014. IFRS 15 amended the existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. IFRS 15 applied to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2018. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the “modified retrospective method”). We applied the modified retrospective method upon the date of transition.
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
Of these revenue streams, revenue generated from voyage charter agreements is within the scope of IFRS 15. Revenue generated from pools and time charters is accounted for as revenue earned under IFRS 16, Leases, as described above. The accounting for our different revenue streams is as follows:
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
The following table summarizes the impact of adopting IFRS 15 on the Company's statement of income or loss and statement of comprehensive income or loss for the year ended December 31, 2018 for each of the line items affected. The Company did not have any vessels operating in the spot market on December 31, 2019 or 2018. Accordingly, there was no impact of adopting IFRS 15 on the Company's balance sheets at December 31, 2019 and 2018, or the statement of comprehensive income or loss for the year ended December 31, 2019. Additionally, there was no material impact on the statement of cash flows for the years ended December 31, 2019 and 2018.

	For the year ended December 31, 2018
In thousands of U.S. dollars	Amounts after adoption of IFRS 15	Adjustments	Amounts without adoption of IFRS 15
Revenue
Vessel revenue	$585,047	$(173)	$584,874

Voyage expenses	(5,146)	177	(4,969)
Total operating expenses	(574,505)	177	(574,328)
Net loss	$(190,071)	$4	$(190,067)

Total comprehensive loss	$(190,071)	$4	$(190,067)
Pool revenue
We recognize pool revenue based on quarterly reports from the pools which identifies the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel.
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
Beginning on January 1, 2018, we changed the methodology for recognizing revenue and voyage expenses to comply with IFRS 15. Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter, and (iii) are expected to be recovered.

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
In the years ended December 31, 2019, 2018 and 2017, there were potentially dilutive items as a result of our (i) 2013 Equity Incentive Plan (see Note 16), (ii) our convertible senior notes due 2019, or Convertible Notes due 2019, and (iii) our convertible senior notes due 2022, or Convertible Notes due 2022, (as described in Note 13). Potentially dilutive items related to our 2013 Equity Incentive Plan, Convertible Notes due 2019, and Convertible Notes due 2022 were excluded from the composition of diluted earnings per share for the years ended December 31, 2019, 2018 and 2017 because their effect would have been anti-dilutive.
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
As of December 31, 2019, we had 25 bareboat chartered-in vessels which are being accounted for under IFRS 16, Leases as right of use assets and related lease liabilities. Under IFRS 16, there is no charterhire expense for these vessels as the right of use assets are depreciated on a straight-line basis (through depreciation expense) over the lease term, and the lease liability is amortized over that same period (with a portion of each payment allocated to principal and a portion allocated to interest expense). We recorded charterhire expense during the year ended December 31, 2019 for certain vessels that were bareboat chartered-in for terms that were less than 12 months upon the date of transition to IFRS 16.
Prior to the application of IFRS 16, costs in respect of operating leases were charged to the consolidated statement of income or loss on a straight-line basis over the lease term. IFRS 16, Leases, required the recognition of right-of-use assets and corresponding liabilities for all leases, unless the underlying asset is of low value and / or the lease term is less than 12 months.
Foreign currencies
The individual financial statements of Scorpio Tankers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in U.S. dollars.
In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are translated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statements of income or loss. The amounts charged to the consolidated statements of income or loss during the years ended December 31, 2019, 2018 and 2017 were not significant.

Segment reporting
During the years ended December 31, 2019, 2018 and 2017, we owned, finance leased or chartered-in vessels spanning four different vessel classes, Handymax, MR, LR1/Panamax and LR2/Aframax, all of which earn revenues in the seaborne transportation of refined petroleum products in the international shipping markets. Each vessel within its respective class qualifies as an operating segment under IFRS. However, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.
Segment results are evaluated based on reported net income or loss from each segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of our consolidated financial statements.
It is not practical to report revenue or non-current assets on a geographical basis due to the nature of the shipping market.
Vessels and drydock
Our fleet is measured at cost, which includes directly attributable financing costs and the cost of work undertaken to enhance the capabilities of the vessels, less accumulated depreciation and impairment losses.
Depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from date of delivery. We estimate the useful lives of our vessels to be 25 years. Vessels under construction are not depreciated until such time as they are ready for use. The residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four-year average scrap market rates available at the balance sheet date with changes accounted for in the period of change and in future periods.
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
During the year ended December 31, 2019, the Company made investments in exhaust gas cleaning systems, or scrubbers, and ballast water treatment systems, or BWTS. The costs of these systems will primarily be depreciated over the estimated remaining useful life of each vessel, which is the Company's estimate, based on its experience with such systems, of the useful life of this equipment. Additionally, for a newly installed scrubber, a notional component is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that the Company will incur for this equipment at the next scheduled drydock date and relate to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs will be recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date.

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
We have accounted for these transactions as business combinations using the acquisition method of accounting as set forth in IFRS 3 Business Combinations, with the Company determined as the accounting acquirer under this guidance. Accordingly, we measured the identifiable assets acquired and the liabilities assumed at their acquisition date fair values. The consideration transferred was measured at fair value, with the fair value of the approximately 5.5 million common shares issued in September 2017 based on the price of such shares on the date of acquisition. The difference between the fair value of the net assets acquired and the fair value of the consideration transferred was recorded as a bargain purchase gain with respect to the acquisition of the four LR1 tankers in June 2017 and goodwill with respect to the acquisition of the remaining fleet in September 2017. Acquisition related costs were expensed as incurred.
Asset acquisitions
In October 2018, the International Accounting Standards Board ("IASB") issued amendments to the definition of a business in IFRS 3 - Business Combinations. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020 and apply prospectively, however earlier application is permitted.
As part of these amendments, the IASB introduced an optional fair value concentration test. The purpose of this test is to permit a simplified assessment of whether an acquired set of activities and assets is a business or an asset. Entities may elect whether or not to apply the concentration test on a transaction-by-transaction basis. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The test is based on gross assets, not net assets, as the IASB concluded that whether a set of activities and assets includes a substantive process does not depend on how the set is financed. In addition, certain assets are excluded from the gross assets considered in the test. If the test is met, the set of activities and assets is determined not to be a business and no further assessment is needed. If the test is not met, or if an entity elects not to apply the test, a detailed assessment must be performed applying the original requirements in IFRS 3.
We have early adopted these amendments to IFRS 3 in 2019, and applied them to the following transaction.
On September 24, 2019, we entered into a definitive agreement to acquire subsidiaries of Trafigura Maritime Logistics Pte. Ltd. (“Trafigura”), which have leasehold interests in 19 product tankers under bareboat charter agreements with an international financial institution. Of the 19 vessels, 15 were delivered during 2019 and four were under construction. The aggregate value of the vessels was $803 million, and we assumed the obligations under the bareboat charter agreements for the delivered vessels of $531.5 million and issued 3,981,619 shares of common stock at $29.00 per share to Trafigura with an aggregate market value of $115.5 million for the delivered vessels. For the vessels under construction, we issued 591,254 shares of common stock at $29.00 per share to Trafigura with an aggregate market value of $17.1 million and will assume the commitments on the bareboat charter agreements of $138.9 million upon the delivery of these vessels from the shipyard. We refer to this transaction as the "Trafigura Transaction".
We have accounted for the Trafigura Transaction as an asset acquisition under the amended guidance set forth under IFRS 3, Business Combinations as substantially all of the fair value of the gross assets acquired was concentrated in a group of similar identifiable assets.
Moreover, the leasehold interests acquired as part of the Trafigura Transaction qualified as leases under IFRS 16. Accordingly, a right of use asset and corresponding lease liability were recorded for the delivered vessels upon the closing date. The right of use assets for the delivered vessels were measured at the present value of the minimum lease payments plus any initial direct costs which, among other costs, consisted of the value of the equity issued to Trafigura. The value of the common stock issued for the undelivered vessels was recorded with Other long-term assets on the consolidated balance sheet. These costs will be reclassified upon the commencement date of each lease, which is the date of delivery from the shipyard, and will be combined with the present value of the minimum lease payments on that date to form the value of the right of use asset.
The lease liabilities for the delivered vessels was measured as the present value of the minimum lease payments, which includes assumptions for any purchase options that are reasonably certain to be exercised. The lease liability for the undelivered vessels will be recorded upon the commencement date of each lease, which will be the date of delivery from the shipyard.
This transaction is further described in Note 7.

Impairment of goodwill
Goodwill arising from the September Closing has been allocated to the cash generating units within each of the respective reportable segments that are expected to benefit from the synergies of the Merger (LR2s and LR1s). Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units, plus the allocated goodwill, to their recoverable amounts.
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
Impairment of vessels and drydock, vessels under construction and right of use assets for vessels
At each balance sheet date, we review the carrying amount of our vessels and drydock, vessels under construction and right of use assets for vessels to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the vessels and drydock, vessels under construction and right of use assets for vessels is estimated in order to determine the extent of the impairment loss (if any). We treat each vessel and the related drydock as a cash generating unit.
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
Inventories
Inventories consist of lubricating oils and other items including stock provisions, and are stated at the lower of cost and net realizable value. Cost is determined using the first in first out method. Stores and spares are charged to vessel operating costs when purchased. Lubricating oil consumption was $10.3 million, $9.3 million, and $7.3 million for the years ended December 31, 2019, 2018 and 2017, respectively.
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

Financial instruments
IFRS 9, Financial instruments, sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaced IAS 39 Financial Instruments: Recognition and Measurement and was effective for annual periods beginning on or after January 1, 2018. The adoption of this standard did not have a material impact on these consolidated financial statements.
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
Financial assets are classified into the following specified categories: financial assets "at fair value through profit or loss", or FVTPL, "at fair value through other comprehensive income" or at amortized cost on the basis of the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset.
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

•
Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument. Lifetime ECLs are determined when an impaired financial asset has been purchased or originated or when there has been a significant increase in credit risk since initial recognition

However, IFRS 9 permits operational simplifications for trade receivables, contract assets and lease receivables because they are often held by entities that do not have sophisticated credit risk management systems (i.e. the ‘simplified model’). These simplifications eliminate the need to calculate 12- month ECLs and to assess when a significant increase in credit risk has occurred. Under the simplified approach:

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
Restricted cash
We placed deposits in debt service reserve accounts under the terms and conditions set forth under our 2017 Credit Facility. Additionally, as part of the 2017 acquisition of NPTI and the assumption of NPTI's indebtedness (as further described in Note 13), we are required to maintain debt service reserve accounts under certain of NPTI's secured credit facilities and sale leaseback arrangements. Funds held in these accounts will be released upon the maturity of such facilities and have accordingly been accounted for as non-current restricted cash on our consolidated balance sheet. The activity within these accounts (which is adjusted from time to time based on prevailing interest rates) is recorded as financing activities on our consolidated statements of cash flow.
 Financial liabilities
Financial liabilities are classified as either financial liabilities at amortized cost or financial liabilities at FVTPL. There were no financial liabilities recorded at FVTPL during the years ended December 31, 2019 or December 31, 2018.
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
Convertible debt instruments
In June 2014, we completed an offering for $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the Convertible Notes due 2019, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (as further described in Note 13). In May 2018 and July 2018, we exchanged $188.5 million and $15.0 million (out of $348.5 million outstanding), respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of the Company's new 3.0% Convertible Senior Notes due 2022 (the “Convertible Notes due 2022”), the terms of which are described in Note 13. These exchanges were executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements.
Under International Accounting Standard 32, or IAS 32, we must separately account for the liability and equity components of convertible debt instruments in a manner that reflects the issuer’s economic interest cost. Under this methodology, the instrument is split between its liability and equity components upon initial recognition. The fair value of the liability is measured first, by estimating the fair value of a similar liability that does not have any associated equity conversion option. This becomes the liability’s carrying amount at initial recognition, which is recorded as part of Debt on the consolidated balance sheet. The equity component (the conversion feature) is assigned the residual amount after deducting the amount separately determined for the liability component from the fair value of the instrument as a whole and is recorded as part of Additional paid-in capital within stockholders’ equity on the consolidated balance sheet. Issuance costs are allocated proportionately between the liability and equity components.
The value of the equity component is treated as an original issue discount for purposes of accounting for the liability component of the Convertible Notes due 2019 and Convertible Notes due 2022. Accordingly, we are required to record non-cash interest expense as a result of the amortization of the discounted carrying value of the convertible notes to their face amount over the term of the Convertible Notes due 2019 and Convertible Notes due 2022. IAS 32 therefore requires interest to include both the current period’s amortization of the debt discount and the instrument’s coupon interest. On July 1, 2019, the Convertible Notes due 2019 matured, and we repaid the outstanding balance of $142.7 million.
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
There were no derivative instruments or transactions during the year ended December 31, 2019 and 2018. Our derivative financial instruments for the year ended December 31, 2017 consisted of a profit or loss sharing arrangement with a third party on a time chartered-in vessel. This instrument is further described in Note 14.
Lease Financing
During the years ended December 31, 2018 and December 31, 2017, we entered into sale and leaseback transactions in which certain of our vessels were sold to a third party and then leased back to us under bareboat chartered-in arrangements. In certain of these transactions, the criteria necessary to recognize a sale of these vessels were not met as the terms of these transactions were such that we never part with the risks and rewards incident to ownership of the vessel, which includes an assessment of the likelihood of the exercise of purchase options contained within the contracts. Accordingly, these transactions have been accounted for as financing arrangements, with the liability under each arrangement recorded at amortized cost using the effective interest method and the corresponding vessels recorded at cost, less accumulated depreciation, on our consolidated balance sheet. All of these arrangements are further described in Note 13.
Conversely, certain of our other sale and leaseback transactions that were entered into during the year ended December 31, 2017 met the criteria as sales and operating leasebacks as set forth under IAS 17, Leases (prior to the application and transition of IFRS 16 on January 1, 2019). Accordingly, the losses on the sales of these assets were recognized when the vessels were designated as held for sale in 2017.
Equity instruments
An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.
We had 58,202,400 and 51,397,562 registered shares authorized, issued and outstanding with a par value of $0.01 per share at December 31, 2019 and December 31, 2018, respectively. These shares provide the holders with the same rights to dividends and voting rights.
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
Restricted stock
The restricted stock awards granted under our 2013 Equity Incentive Plan as described in Note 16 contain only service conditions and are classified as equity settled. Accordingly, the fair value of our restricted stock awards was calculated by multiplying the average of the high and low share price on the grant date and the number of restricted stock shares granted that are expected to vest.  In accordance with IFRS 2 “Share Based Payment,” the share price at the grant date serves as a proxy for the fair value of services to be provided by the individual under the plan.
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
The significant judgments and estimates are as follows:
Revenue recognition
Our revenue is primarily generated from time charters, spot voyages, or pools (see Note 18 for the components of our revenue generated during the years ended December 31, 2019, 2018 and 2017). Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the time charter agreement between the vessel owner and the pool.
We generated revenue from spot voyages during the years ended December 31, 2019 and December 31, 2018. Within the shipping industry, prior to January 1, 2018 (as discussed below under Standards and Interpretations issued and adopted in 2018), there were two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage was the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages were calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believed that the discharge-to-discharge basis of calculating voyages more accurately estimated voyage results than the load-to-load basis. In the application of this policy, we did not begin recognizing revenue until (i) the amount of revenue could be measured reliably, (ii) it was probable that the economic benefits associated with the transaction would flow to the entity, (iii) the transactions stage of completion at the balance sheet date could be measured reliably and (iv) the costs incurred and the costs to complete the transaction could be measured reliably.
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
Vessel impairment
We evaluate the carrying amounts of our vessels, vessels under construction and right of use assets for vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).
Recoverable amount is the higher of fair value less costs to sell (determined by taking into consideration two independent broker valuations) and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing fair value less selling costs of the vessel, we obtain vessel valuations for our operating vessels from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. We generally do not obtain vessel valuations for vessels under construction. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less selling costs and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.
At December 31, 2019, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we compared the carrying amount of our vessels to their fair values less costs to sell (determined by taking into consideration two independent broker valuations). We then compared that estimate of fair value less selling costs to each vessel’s carrying value and, if the carrying value exceeded the vessel’s fair value less selling costs, an indicator of impairment exists. We also considered other subjective factors for impairment indicators, such as sustained weakness in the product tanker or sustained pressure on the market price of the Company's common stock. If we determined that impairment indicators exist, then we prepared a value in use calculation where we estimated each vessel’s future cash flows. These estimates are primarily based on a combination of the latest, published, forecast time charter rates for the next three years, a growth rate of 2.39% (which is based off of historical and forecast inflation rates) in freight rates in each period thereafter until the vessel reaches 15 years of age, at which point the growth rate diminishes and our best estimates of vessel operating expenses and drydock costs. These cash flows were then discounted to their present value, using a pre-tax discount rate of 7.41%.
At December 31, 2019, we had 134 owned vessels or finance leased vessels or right of use assets in our fleet. The results of our impairment test were as follows:

•	68 of our owned or finance leased vessels in our fleet had fair values less selling costs greater than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
56 of our owned or finance leased vessels in our fleet had fair values less selling costs lower than their carrying amount. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

•
We did not obtain independent broker valuations for 10 of the vessels classified as right of use assets. We performed value in use calculations for these vessels all of which resulted in no impairment being recognized.

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
When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. No such regulations have been identified that would have impacted the estimated useful life of our vessels. The estimated salvage value of the vessels may not represent the fair value at any one time since market prices of scrap values tend to fluctuate.
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
Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2019
Standards and Interpretations issued and adopted in 2019

•	IFRIC 23 Uncertainty over Income Tax Treatments

•	IFRS 9, Prepayment Features with Negative Compensation

•	IAS 19, Employee Benefits - Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)

•	Amendment to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.
The adoption of these standards did not have a significant impact on these consolidated financial statements.

•
IFRS 16, Leases, - the impact of the adoption of this standard is described above under ‘Significant Accounting Policies’. While the adoption of this standard did not have a significant impact on these consolidated financial statements on the transition date, it did impact the manner in which we accounted for the Trafigura Transaction, which is described in Note 7.

•
IFRS 3, Business Combinations - Amendments to the Definition of a Business - the effective date of this standard is January 1, 2020, however the Company early adopted this standard as part of the Trafigura Transaction, which is described above under ‘Significant Accounting Policies’.

Standards and Interpretations issued yet not adopted
Additionally, at the date of authorization of these consolidated financial statements, the following Standards which have not been applied in these consolidated financial statements were issued but not yet effective. We do not expect that the adoption of these standards in future periods will have a significant impact on our financial statements.

•
IFRS 17 - Insurance Contracts - Requires insurance liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts. The effective date is January 1, 2021.

•	Amendments to IAS 1 and IAS 8 - Definition of Material: - The amendment to clarify the definition of material. The effective date is January 1, 2020.

•
Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform - To clarify that entities would continue to apply certain hedge accounting requirements assuming that the interest rate benchmark on which the hedge cash flows and cash flows from the hedging instruments are based will not be altered as result of interest rate benchmark reform. The effective date is January 1, 2020.

•
Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current - To promote consistency in applying the requirements to determine whether debt and other liabilities with an uncertain settlement date should be classified as current or non-current. The effective date is January 1, 2022 but there is uncertainty to its EU endorsement date.

2.	Acquisition of Navig8 Product Tankers Inc
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
Accounting for the Merger
With the closing of these transactions, we took control of NPTI’s business. Accordingly, the NPTI Vessel Acquisition that closed in June 2017 and the September Closing were accounted for as two separate business combinations. The purchase price allocation for the NPTI Vessel Acquisition resulted in a bargain purchase of $5.4 million and the purchase price allocation for the September Closing resulted in the recording of Goodwill of $11.5 million.
During the year ended December 31, 2017, the Company recorded $45.3 million in revenue and a net loss of $18.7 million attributable to the operations of NPTI that were acquired, which excludes the impact of general and administrative expenses as these are generally not allocated to our operating segments.
Unaudited Pro Forma Results
If the Merger had occurred on January 1, 2017, unaudited consolidated pro-forma revenue and net loss for the year ended December 31, 2017 would have been $594.5 million and $193.4 million, respectively. These amounts have been calculated using NPTI's results for the year ended December 31, 2017 with certain pro-forma adjustments made primarily to align the accounting policies of NPTI with the Company.
Transaction Costs
We incurred $36.1 million of transaction costs relating to the Merger, which were expensed during the year ended December 31, 2017 and $0.3 million of transaction costs during the year ended December 31, 2018. These costs include $16.1 million of advisory and other professional fees, $17.7 million of costs related to the early termination of NPTI’s existing service agreements and $2.6 million of other costs, which include fees incurred for a back-stop credit facility that was put in place in the event that certain of NPTI's lenders did not consent to the Merger. This facility was cancelled upon the receipt of such consents.
We settled $6.0 million of the fees incurred to terminate NPTI's existing service agreements through the issuance of warrants to the NPTI pool manager, exercisable into 150,000 of our common shares at an exercise price of $0.10 per share, upon the delivery of the vessels acquired from NPTI to the Scorpio Pools. These fees relate to the termination of the applicable pooling arrangements with NPTI, and we issued two warrants to the Navig8 pool manager as consideration for the termination.  The first warrant was issued in June 2017 as part of the NPTI Vessel Acquisition and was exercisable on a pro-rata basis for an aggregate of 22,222 of our common shares. The second warrant was issued on similar terms to the first warrant on September 1, 2017 and was exercisable on a pro-rata basis for an aggregate of 127,778 of our common shares at an exercise price of $0.10 per share upon the delivery of each of the 23 remaining vessels to the Scorpio Pools.  These warrants were accounted for on the date of issuance and valued based on the average of the high and low price of our common shares on such dates. All of the warrants had been exercised as of December 31, 2017.

3.	Cash and cash equivalents
The following table depicts the components of our cash as of December 31, 2019 and 2018:

	At December 31,
In thousands of U.S. dollars	2019	2018
Cash at banks	$201,040	$592,498
Cash on vessels	1,263	1,154
	$202,303	$593,652

4.	Prepaid expenses and other assets
The following is a table summarizing our prepaid expenses and other current assets as of December 31, 2019 and 2018:

	At December 31,
In thousands of U.S. dollars	2019	2018
SSM - prepaid vessel operating expenses	$1,624	$2,461
Prepaid interest	6,596	6,870
Prepaid insurance	760	4,449
Third party - prepaid vessel operating expenses	2,123	712
Other prepaid expenses	2,752	1,179
	$13,855	$15,671

5.	Accounts receivable
The following is a table summarizing our accounts receivable as of December 31, 2019 and 2018:

	At December 31,
In thousands of U.S. dollars	2019	2018
Scorpio MR Pool Limited	$44,739	$33,288
Scorpio LR2 Pool Limited	17,689	24,563
Scorpio LR1 Pool Limited	9,000	3,705
Scorpio Handymax Tanker Pool Limited	2,984	4,559
Scorpio Aframax Pool Limited	—	63
Scorpio Commercial Management S.A.M.	—	2,511
Receivables from the related parties	74,412	68,689

Insurance receivables	1,322	204
Freight and time charter receivables	962	22
Other receivables	1,478	803
	$78,174	$69,718
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited, Scorpio LR1 Pool Limited and Scorpio Aframax Pool Limited are related parties, as described in Note 17. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions which are expected to be collected within one year. The amounts receivable from the Scorpio Pools as of December 31, 2019 and 2018 include $24.3 million and $22.9 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools.
Receivables from Scorpio Commercial Management S.A.M. ("SCM") primarily represent amounts due from the agreement to reimburse a portion of the commissions that SCM charges the Company’s vessels (as described in Note 17) to effectively reduce such commissions to 0.85% of gross revenue per charter fixture. This agreement was effective from September 1, 2018 and ended on June 1, 2019, and the amount due at December 31, 2018 represents the reimbursement earned from September 1, 2018 through December 31, 2018.
Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.

Freight and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market.
We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. At December 31, 2019 and December 31, 2018, no material receivable balances were either past due or impaired.

6.	Vessels
 Operating vessels and drydock

In thousands of U.S. dollars	Vessels	Drydock	Total

Cost
As of January 1, 2019	$4,469,102	$86,352	4,555,454
Additions (1)	145,150	45,271	190,421
Write-offs (2)	(2,307)	(23,100)	(25,407)
As of December 31, 2019	4,611,945	108,523	4,720,468

Accumulated depreciation and impairment
As of January 1, 2019	(506,443)	(51,222)	(557,665)
Charge for the period	(161,450)	(18,602)	(180,052)
Write-offs (2)	2,307	23,100	25,407
As of December 31, 2019	(665,586)	(46,724)	(712,310)
Net book value
As of December 31, 2019	$3,946,359	$61,799	$4,008,158

Cost
As of January 1, 2018	4,389,648	82,888	4,472,536
Additions (1)	79,454	4,964	84,418
Write-offs (2)	—	(1,500)	(1,500)
As of December 31, 2018	4,469,102	86,352	4,555,454

Accumulated depreciation and impairment
As of January 1, 2018	(347,703)	(34,739)	(382,442)
Charge for the period	(158,740)	(17,983)	(176,723)
Write-offs (2)	—	1,500	1,500
As of December 31, 2018	(506,443)	(51,222)	(557,665)
Net book value
As of December 31, 2018	$3,962,659	$35,130	$3,997,789

(1)
Additions in 2019 primarily relate to the drydock, BWTS, and scrubber costs incurred on certain of our vessels. Additions in 2018 primarily relate to (i) the deliveries of STI Esles II and STI Jardins and corresponding calculations of notional drydock on these vessels and (ii) drydock costs incurred on certain of our vessels.

(2)	Represents the write-offs of fully depreciated equipment and notional drydock costs on certain of our vessels.

The following is a summary of the items that were capitalized during the year ended December 31, 2019:

In thousands of U.S. dollars	Drydock	Notional component of scrubber (1)	Total drydock additions	Scrubber	BWTS	Other equipment	Capitalized interest	Total vessel additions
Handymax	$15,642	$—	$15,642	$—	$24,398	$782	$240	$25,420
MR	16,699	2,250	18,949	40,925	14,503	2,440	1,152	59,020
LR1	—	450	450	7,721	—	590	197	8,508
LR2	8,130	2,100	10,230	43,590	5,486	1,901	1,225	52,202
	$40,471	$4,800	$45,271	$92,236	$44,387	$5,713	$2,814	$145,150

(1)
For a newly installed scrubber, a notional component of approximately 10% is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that the Company will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs are recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date.

The following is a summary of the items that were capitalized during the year ended December 31, 2018:

In thousands of US dollars	Drydock	Notional component of vessel acquisition	Total drydock Additions	Scrubber	BWTS	Other equipment	Vessel Acquisition	Total vessel additions
Handymax	$86	$—	$86	$—	$—	$—	$—	$—
MR	2,994	1,500	4,494	—	—	105	79,349	79,454
LR1	—	—	—	—	—	—	—	—
LR2	384	—	384	—	—	—	—	—
	$3,464	$1,500	$4,964	$—	$—	$105	$79,349	$79,454
2019 Activity
We did not take delivery of any vessels during the year ended December 31, 2019. At December 31, 2019, there were no orders outstanding for newbuilding vessels.
2018 Activity
We took delivery of the following newbuilding vessels during the year ended December 31, 2018 resulting in an increase of $81.0 million in Vessels from December 31, 2018:

		Month	Vessel
	Name	delivered	type
1	STI Esles II	January 2018	MR
2	STI Jardins	January 2018	MR
Additionally, drydock costs were incurred during the year ended December 31, 2018 primarily as a result of the completion of scheduled, class required special surveys on four of our MRs.
Ballast Water Treatment Systems
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems, or BWTS, from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems have been and are expected to be installed from 2019 through 2023, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey. Costs capitalized for these systems include the cost of the base equipment that the Company has contracted to purchase in addition to directly attributable installation costs. Costs capitalized during the year ended December 31, 2019 include costs incurred for systems that were installed during the period, and installation costs incurred in advance of installations that are expected to occur in subsequent periods. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life and are depreciating the equipment and related installation costs on this basis.
Exhaust Gas Cleaning Systems or Scrubbers
We commenced a program to retrofit the substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers will enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate suppliers to retrofit a total of 77 of our tankers with such systems for total consideration of $116.1 million (which excludes installation costs). These systems have been and are expected to be installed throughout 2019 and 2020. We also obtained options to retrofit additional tankers under these agreements.
In June and September 2019, we exercised the option to retrofit an additional 14 and seven of our vessels, respectively, with scrubbers for total consideration of $30.3 million. During 2019, we retro-fitted a total of 32 of our vessels with scrubbers and 28 vessels with BWTS.
Costs capitalized for these systems include the cost of the base equipment that the Company has contracted to purchase in addition to directly attributable installation costs. Costs capitalized during the year ended December 31, 2019 include costs incurred for systems that were installed during this period, and installation costs incurred in advance of installations that are expected to occur in subsequent periods. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life, with the exception of approximately 10% of the equipment cost, which is estimated to require replacement at each vessel's next scheduled drydock. This amount has been allocated as a notional component upon installation. The carrying value of the equipment, related installation costs, and notional component will be depreciated on this basis.

The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of December 31, 2019 (1):

As of December 31,
Amounts in thousands of US dollars	2019
Less than 1 month	$5,637
1-3 months	25,555
3 months to 1 year	34,921
1-5 years	2,495
5+ years	—
Total	$68,608

(1)	These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.
Collateral agreements
Vessels with an aggregate carrying value of $4.0 billion at December 31, 2019, have been pledged as collateral under the terms of our secured debt or have been sold under the terms of our lease financing arrangements. The below table is a summary of these vessels, which does not include right of use assets that are accounted for under IFRS 16 (and are further described in Note 7) along with the respective borrowing or lease financing facility (which are described in Note 13) as of December 31, 2019:

Credit Facility	Vessel Name
$116.0 Million Lease Financing	STI Oxford
$116.0 Million Lease Financing	STI Selatar
$116.0 Million Lease Financing	STI Gramercy
$116.0 Million Lease Financing	STI Queens
$157.5 Million Lease Financing	STI Alexis
$157.5 Million Lease Financing	STI Benicia
$157.5 Million Lease Financing	STI Duchessa
$157.5 Million Lease Financing	STI Mayfair
$157.5 Million Lease Financing	STI San Antonio
$157.5 Million Lease Financing	STI St. Charles
$157.5 Million Lease Financing	STI Yorkville
2017 Credit Facility	STI Galata
2017 Credit Facility	STI Bosphorus
2017 Credit Facility	STI Leblon
2017 Credit Facility	STI La Boca
2017 Credit Facility	STI San Telmo
2017 Credit Facility	STI Donald C Trauscht
2017 Credit Facility	STI Esles II
2017 Credit Facility	STI Jardins
2018 CMB Lease Financing	STI Milwaukee
2018 CMB Lease Financing	STI Battery
2018 CMB Lease Financing	STI Tribeca
2018 CMB Lease Financing	STI Bronx
2018 CMB Lease Financing	STI Manhattan
2018 CMB Lease Financing	STI Seneca
2018 NIBC Credit Facility	STI Memphis

2018 NIBC Credit Facility	STI Soho
ABN AMRO / K-Sure Credit Facility	STI Precision
ABN AMRO / K-Sure Credit Facility	STI Prestige
ABN AMRO / SEB Credit Facility	STI Hammersmith
ABN AMRO / SEB Credit Facility	STI Westminster
ABN AMRO / SEB Credit Facility	STI Winnie
ABN AMRO / SEB Credit Facility	STI Lauren
ABN AMRO / SEB Credit Facility	STI Connaught
ABN AMRO Credit Facility	STI Spiga
ABN AMRO Credit Facility	STI Savile Row
ABN AMRO Credit Facility	STI Kingsway
ABN AMRO Credit Facility	STI Carnaby
AVIC Lease Financing	STI Fontvieille
AVIC Lease Financing	STI Ville
AVIC Lease Financing	STI Brooklyn
AVIC Lease Financing	STI Rose
AVIC Lease Financing	STI Rambla
BCFL Lease Financing (LR2s)	STI Solace
BCFL Lease Financing (LR2s)	STI Solidarity
BCFL Lease Financing (LR2s)	STI Stability
BCFL Lease Financing (MRs)	STI Amber
BCFL Lease Financing (MRs)	STI Topaz
BCFL Lease Financing (MRs)	STI Ruby
BCFL Lease Financing (MRs)	STI Garnet
BCFL Lease Financing (MRs)	STI Onyx
China Huarong Lease Financing	STI Opera
China Huarong Lease Financing	STI Venere
China Huarong Lease Financing	STI Virtus
China Huarong Lease Financing	STI Aqua
China Huarong Lease Financing	STI Dama
China Huarong Lease Financing	STI Regina
Citibank / K-Sure Credit Facility	STI Excellence
Citibank / K-Sure Credit Facility	STI Executive
Citibank / K-Sure Credit Facility	STI Experience
Citibank / K-Sure Credit Facility	STI Express
CMB Lease Financing	STI Pride
CMB Lease Financing	STI Providence
COSCO Shipping Lease Financing	STI Battersea
COSCO Shipping Lease Financing	STI Wembley
COSCO Shipping Lease Financing	STI Texas City
COSCO Shipping Lease Financing	STI Meraux
Credit Agricole Credit Facility	STI Exceed
Credit Agricole Credit Facility	STI Excel
Credit Agricole Credit Facility	STI Excelsior
Credit Agricole Credit Facility	STI Expedite
CSSC Lease Financing	STI Nautilus

CSSC Lease Financing	STI Gallantry
CSSC Lease Financing	STI Goal
CSSC Lease Financing	STI Guard
CSSC Lease Financing	STI Guide
CSSC Lease Financing	STI Gauntlet
CSSC Lease Financing	STI Gladiator
CSSC Lease Financing	STI Gratitude
Hamburg Credit Facility	STI Poplar
Hamburg Credit Facility	STI Veneto
ING Credit Facility	STI Black Hawk
ING Credit Facility	STI Rotherhithe
ING Credit Facility	STI Pontiac
ING Credit Facility	STI Osceola
ING Credit Facility	STI Notting Hill
ING Credit Facility	STI Jermyn
ING Credit Facility	STI Lombard
ING Credit Facility	STI Grace
KEXIM Credit Facility	STI Brixton
KEXIM Credit Facility	STI Broadway
KEXIM Credit Facility	STI Comandante
KEXIM Credit Facility	STI Condotti
KEXIM Credit Facility	STI Elysees
KEXIM Credit Facility	STI Finchley
KEXIM Credit Facility	STI Fulham
KEXIM Credit Facility	STI Hackney
KEXIM Credit Facility	STI Madison
KEXIM Credit Facility	STI Orchard
KEXIM Credit Facility	STI Park
KEXIM Credit Facility	STI Pimlico
KEXIM Credit Facility	STI Sloane
Ocean Yield Lease Financing	STI Sanctity
Ocean Yield Lease Financing	STI Steadfast
Ocean Yield Lease Financing	STI Supreme
Ocean Yield Lease Financing	STI Symphony
Prudential Credit Facility	STI Acton
Prudential Credit Facility	STI Camden
Prudential Credit Facility	STI Clapham

7.	Right of use assets and related lease liabilities

Time and Bareboat Chartered-In Vessels

The following table depicts our time or bareboat chartered-in vessel commitments during the year ended December 31, 2019:

	Name	Year built	Vessel class	Charter type	Delivery (1)	Charter Expiration	Rate ($/ day)
	Active as of December 31, 2019
1	Silent	2007	Handymax	Bareboat	March-19	March-20	6,300	(2)
2	Single	2007	Handymax	Bareboat	March-19	March-20	6,300	(2)
3	Star I	2007	Handymax	Bareboat	March-19	March-20	6,300	(2)
4	Steel	2008	Handymax	Bareboat	March-19	March-21	6,300	(3)
5	Sky	2008	Handymax	Bareboat	March-19	March-21	6,300	(3)
6	Stone I	2008	Handymax	Bareboat	March-19	March-21	6,300	(3)
7	Style	2008	Handymax	Bareboat	March-19	March-21	6,300	(3)
8	STI Beryl	2013	MR	Bareboat	April-17	April-25	8,800	(4)
9	STI Le Rocher	2013	MR	Bareboat	April-17	April-25	8,800	(4)
10	STI Larvotto	2013	MR	Bareboat	April-17	April-25	8,800	(4)
	Time or bareboat charters that expired in 2019
1	Miss Benedetta	2012	MR	Time Charter	March-18	January-19	14,000

(1)	Represents delivery date or estimated delivery date.
(2)	In March 2019, we entered into a new bareboat charter-in agreement on a previously bareboat chartered-in vessel. The term of the agreement is for one year at a bareboat rate of $6,300 per day.
(3)	In March 2019, we entered into a new bareboat charter-in agreement on a previously bareboat chartered-in vessel. The term of the agreement is for two years at a bareboat rate of $6,300 per day.
(4)
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

On January 1, 2019, we adopted IFRS 16 - Leases, which amended the existing accounting standards to require lessees to recognize the rights and obligations created by the commitment to lease assets on the balance sheet, on the basis of the present value of the lease payments that are not paid at the transition date (or commencement date going forward), discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, an incremental borrowing rate, unless the term of the lease is 12 months or less.  Upon transition, a lessee shall apply IFRS 16 to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application (the ‘modified retrospective approach’).
We applied the modified retrospective approach upon transition. Accordingly, the standard did not impact the accounting for the existing time chartered-in vessels which expired in the first quarter of 2019. It did result in the recognition of right-of-use assets and corresponding liabilities, relating to the three bareboat chartered-in vessel commitments (STI Beryl, STI Le Rocher and STI Larvotto) which are scheduled to expire in April 2025. A weighted average incremental borrowing rate of approximately 6.0% was applied at the date of initial application. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million lease liability ("IFRS 16 - Leases - 3 MRs") and a $2.2 million reduction in retained earnings - a basic loss per share of $(0.06) and a diluted loss per share of $(0.06). Concurrently, drydock costs for these vessels of $2.6 million recorded as Other non-current assets at December 31, 2018 were reclassified to right of use assets.
The IFRS 16 - Leases - 3 MRs obligations are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in the Company’s business.

The following table bridges operating lease commitments at December 31, 2018 to IFRS 16 lease liabilities at January 1, 2019

In thousands of U.S. dollars
Operating leases commitments disclosed at December 31, 2018	$65,439
Discounting effect relating to the lease liability recorded upon transition to IFRS 16	(10,120)
Less: leases with terms of less than 12 months at the date of transition to IFRS 16, which were recognized as charterhire expense during the twelve months ended December 31, 2019	(4,605)
IFRS 16 - lease liabilities recognized at January 1, 2019 (1)	$50,714

(1)
At December 31, 2018, $0.3 million of principal payments related to the three bareboat chartered-in vessel commitments were included in Accrued Expenses. Therefore, the combined lease liability relating to these leases was $51.0 million as of January 1, 2019.

In March 2019, we entered into new bareboat charter-in agreements on seven previously bareboat chartered-in vessels. Three of these vessels (Silent, Single and Star I) are bareboat chartered-in for one year and the remaining four vessels (Steel, Sky, Stone I and Style) are bareboat chartered-in for two years. The daily bareboat rate under all seven agreements is $6,300 per day. At the commencement date of the leases, we determined our one and two year incremental borrowing rates to be 5.81% and 5.73%, respectively. The Company recognized a $24.2 million right of use asset and a corresponding $24.2 million lease liability ("IFRS 16 - Leases - 7 Handymax") at the commencement date of these leases.
The IFRS 16 - Leases - 7 Handymax obligations are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions.
Trafigura Transaction
On September 26, 2019, the Company acquired subsidiaries of Trafigura, which have leasehold interests in 19 product tankers under bareboat charter agreements (“Agreements”) with subsidiaries of an international financial institution for aggregate consideration of $803 million.  Of the 19 vessels, 15 (consisting of 11 MRs and four LR2s) were delivered on September 26, 2019 and four MRs were under construction (three of which were delivered in the first quarter of 2020). The consideration exchanged consisted of:

•
For the delivered vessels on September 26, 2019, the assumption of the obligations under the Agreements of $531.5 million and the issuance of 3,981,619 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $115.5 million.

•
For the four vessels under construction on September 26, 2019, the assumption of the commitments on the Agreements of $138.9 million and the issuance 591,254 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $17.1 million. Three vessels under construction were delivered in the first quarter of 2020, and the remaining vessel is expected to be delivered in September 2020.

On the date of the Trafigura Transaction, certain terms of the Agreements were modified (“Modified Agreements” and, collectively, "$670.0 Million Lease Financing"). Under IFRS 16- Leases the Modified Agreements did not meet the criteria to qualify as separate leases and were measured accordingly as lease modifications. The Modified Agreements each have a term of eight years from the latter of the date of the Trafigura Transaction or the delivery date of the respective vessel, and the Company has purchase options beginning after the first year of each agreement, limited to eight vessels until after the third anniversary date. The Modified Agreements bear interest at LIBOR plus a margin of 3.50% per annum and will be repaid in equal monthly installments of approximately $0.2 million per month per vessel. Additionally, an aggregate prepayment of $18 million ($0.8 million for each MR and $1.5 million for each LR2) will be made in equal monthly installments over the first 12 months of each Modified Agreement.
The following vessels are leased under the Modified Agreements: STI Magic, STI Majestic, STI Mystery, STI Marvel, STI Magnetic, STI Millennia, STI Master, STI Mythic, STI Marshall, STI Modest, STI Maverick, STI Lobelia, STI Lotus, STI Lily and STI Lavender. The Modified Agreements are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in the Company’s business. The leased vessels are required to maintain a fair value, as determined by an annual appraisal from an approved third-party broker, of 111% of the outstanding principal balance as of the last banking day of the year. We were in compliance with this covenant as of December 31, 2019.
The Trafigura Transaction was accounted for as an asset acquisition in accordance with the early adoption of amendments to the definition of a business in IFRS 3 - Business Combinations effective for annual reporting periods beginning on or after

January 1, 2020, and the obligations assumed under the leasehold interests were accounted for under IFRS 16, Leases. Accordingly, the Company recorded lease liabilities and corresponding right of use assets for the delivered vessels upon the closing date of the Trafigura Transaction. The right of use assets were measured based on (i) the present value of the minimum lease payments under each lease (which assumes the exercise of the purchase options at expiration) of $531.5 million, (ii) the value of the equity issued for each lease (as an initial direct cost) of $115.5 million, and (iii) other initial direct costs of $2.5 million.
The lease liabilities and corresponding right of use assets for the four undelivered vessels will be recorded upon the commencement date of each lease. The value of the Company's common shares issued for the leasehold interests on the four undelivered vessels and associated initial direct costs of $17.7 million were recorded within 'Other long-term assets' on the balance sheet at the closing date of the Trafigura Transaction and will be reclassified to 'Right of use assets' upon the commencement date of each lease. The estimated lease commitment at December 31, 2019 is $138.9 million relating to the undelivered vessels.
The following is the activity of the Right of use assets starting with the recognition of the assets on January 1, 2019 through December 31, 2019:

In thousands of U.S. Dollars	Vessels	Drydock (1)	Total
Cost
As of January 1, 2019	$48,466	$2,635	$51,101
Additions	657,391	16,327	673,718
As of December 31, 2019	705,857	18,962	724,819

Accumulated depreciation and impairment
As of January 1, 2019	—	—	—
Charge for the period	(25,374)	(1,542)	(26,916)
As of December 31, 2019	(25,374)	(1,542)	(26,916)

Net book value
As of December 31, 2019	$680,483	$17,420	$697,903

(1)
Drydock costs for Right of use vessels are depreciated over the shorter of the lease term or the period until the next scheduled drydock. On this basis, the drydock costs for these vessels is being depreciated separately. The costs related to the vessels at transition of $2.6 million were recorded as Other non-current assets as of December 31, 2018 and were reclassified to Right of use assets upon the adoption of IFRS 16 - Leases, on January 1, 2019. $16.3 million of notional drydock costs were allocated from the acquisition price of the vessels in the Trafigura Transaction.

The following table summarizes the payments made for the year ended December 31, 2019 relating to lease liabilities accounted for under IFRS 16 - Leases:

In thousands of U.S. dollars	As of December 31, 2019
Interest expense recognized in consolidated statements of income or loss	$11,354
Principal repayments recognized in consolidated cash flow statements	36,761
Net decrease in accrued interest expense	17
Net increase in prepaid interest expense	1,066
Total payments on lease liabilities under IFRS 16	$49,198

The undiscounted remaining future minimum lease payments under bareboat charter-in arrangements that are accounted as lease liabilities under IFRS 16 - Leases as of December 31, 2019 are $730.5 million. The obligations under these agreements will be repaid as follows:

As of
In thousands of U.S. dollars	December 31, 2019
Less than 1 year	$92,956
1 - 5 years	268,155
5+ years	369,374
Total	730,485
Discounting effect (1)	(160,511)
Lease liability	$569,974

(1)
Represents estimated interest payments using applicable implicit or imputed interest rates in each lease agreement. For leases with implicit rates which include a variable component tied to a benchmark, such as LIBOR, the payments were estimated by taking into consideration: (i) the margin on each lease and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of December 31, 2019.

During the years ended December 31, 2019, 2018 and 2017, our charterhire expense for operating leases was $4.4 million, $59.6 million and $75.8 million, respectively. These lease payments include payments for the non-lease elements in our time chartered-in arrangement that expired in January 2019.
Vessels recorded as Right of use assets derive income from subleases through time charter-out and pool arrangements. For the year ended December 31, 2019, sublease income of $78.8 million is included in Vessel revenue.
Time Chartered-Out Vessels
In accordance with IFRS 16 - Leases, we are required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component and on the aggregate stand-alone price of the non-lease components.
These components will be accounted for as follows:

•	All fixed lease revenue earned under these time charter-out arrangements is recognized on a straight-line basis over the term of the lease.

•	Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.

•
The non-lease component is accounted for as services revenue under IFRS 15. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.

The following table summarizes the lease and non-lease components of revenue from time charter-out and pool revenue during the twelve months ended December 31, 2019 and 2018. These figures are not readily quantifiable as the Company's contracts (with the Scorpio pools or under time charter-out arrangements) do not separate these components. The Company does not view its pool and time charter-out revenue as two separate streams of revenue. Nevertheless, we have estimated these amounts by reference to (i) third party, published time charter rates for the lease component, and (ii) an approximation of the fair market value of vessel operating expenses for the non-lease component.

	For the year ended December 31,
In thousands of U.S. dollars	2019	2018
Lease component of revenue from time charter-out and pool revenue	$428,781	$296.151
Non-lease component of revenue from time charter-out and pool revenue	265,656	281.648
	$694,437	$577.799

The following table summarizes the terms of our time chartered-out vessels that were in place during the years ended December 31, 2019 and 2018.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration	Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	March-19	$18,000
2	STI Poplar	2014	Handymax	January-16	February-19	$18,000
3	STI Notting Hill	2015	MR	November-15	October-18	$20,500
4	STI Westminster	2015	MR	December-15	October-18	$20,500
5	STI Rose	2015	LR2	February-16	February-19	$28,000

Payments received include payments for the non-lease elements in these time chartered-out arrangements.
The future minimum payments due to us under these non-cancellable leases are set forth below. These minimum payments are shown net of address commissions, which are deducted upon payment.

	As of December 31,
In thousands of U.S. dollars	2019	2018
Less than 1 year	$—	$2,581
1 - 5 years	—	—
5+ years	—	—
Total	$—	$2,581

8.	Carrying values of vessels, vessels under construction, right of use assets for vessels and goodwill
At each balance sheet date, we review the carrying amounts of our goodwill, vessels and related drydock costs and right of use assets for vessels to determine if there is any indication that these amounts have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second hand product tankers, discounted projected vessel operating cash flows and the Company’s overall business plans.
Goodwill arising from the September Closing has been allocated to the cash generating units within each of the respective operating segments that are expected to benefit from the synergies of the Merger (LR2s and LR1s). The carrying values of goodwill allocated to these segments were $8.9 million for the LR2 segment and $2.6 million for the LR1 segment. Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units in each respective operating segment, plus the allocated goodwill, to their recoverable amounts. Recoverable amount is the higher of the fair value less cost to sell (determined by taking into consideration two independent broker valuations for each vessel within each segment) and value in use. In assessing value in use, the estimated future cash flows of the operating segment are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the operating segment for which the estimates of future cash flows have not been adjusted. This test was performed in connection with the assessment of the carrying amount of our vessels and related drydock costs below, and the test did not result in an impairment charge to goodwill at December 31, 2019.
At December 31, 2019, we reviewed the carrying amount of our vessels and right of use assets for vessels to determine whether there was an indication that these assets had suffered an impairment. First, we assess the fair value less the cost to sell our vessels taking into consideration vessel valuations from leading, independent and internationally recognized ship brokers. We then compare the fair value less selling costs to each vessel’s carrying value and, if the carrying value exceeds the vessel’s fair value less selling costs, an indicator of impairment exists. We also consider sustained weakness in the product tanker market as an impairment indicator. If we determined that impairment indicators exist, then we prepared a value in use calculation where we estimated each vessel’s future cash flows. These estimates were primarily based on (i) our best estimate of forecasted vessel revenue through a combination of the latest forecast, published time charter rates for the next three years and a 2.39% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period through the vessel's 15th year of useful life and by the growth in expenses thereafter, (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.39% growth rate in each period thereafter, and (iii) the evaluation of other inputs such as the vessel's remaining useful life, residual value and utilization rate. These cash flows were then discounted to their present value using a pre-tax discount rate of 7.41%. The results of these tests were as follows:
At December 31, 2019, our operating fleet consisted of 134 owned, finance leased or right of use vessels ("ROU vessels"). Ten ROU vessels were not required by the lessors to have valuations from independent brokers:

•	68 of our owned, finance leased or ROU vessels in our fleet had fair values less selling costs greater than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
56 of our owned, finance leased or ROU vessels in our fleet had fair values less selling costs lower than their carrying amount and 10 of our ROU vessels did not have valuations from independent brokers. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

At December 31, 2018, we owned or finance leased 109 vessels in our fleet:

•	34 of our owned or finance leased vessels in our fleet had fair values less selling costs greater than their carrying amount. As such, there were no indicators of impairment for these vessels.

•
75 of our owned or finance leased vessels in our fleet had fair values less selling costs lower than their carrying amount. We prepared a value in use calculation for each of these vessels which resulted in no impairment being recognized.

The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates.

•
Based on the sensitivity analysis performed for December 31, 2019, a 1.0% increase in the discount rate would result in thirty Handymax, MR and LR2 vessels being impaired for an aggregate $44.1 million loss. Alternatively, a 5% decrease in forecasted time charter rates would result in thirty-four Handymax, MR and LR2 vessels being impaired for an aggregate $76.1 million loss.

•
Based on the sensitivity analysis performed for December 31, 2018, a 1.0% increase in the discount rate would result in one LR2 vessel being impaired for an aggregate $0.3 million loss. Alternatively, a 5% decrease in forecasted time charter rates would also result in two LR2 vessels being impaired for an aggregate $0.4 million loss.

Capitalized interest
In accordance with IAS 23 “Borrowing Costs,” applicable interest costs are capitalized during the period that ballast water treatment systems and scrubbers for our vessels are constructed and installed. For the years ended December 31, 2019 and 2018, we capitalized interest expense for the respective vessels of $2.8 million and $0.2 million, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 6.3% and 5.7% for each of the years ended December 31, 2019 and 2018, respectively. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.
A roll-forward of activity within vessels under construction is as follows:

In thousands of U.S. dollars
Balance as of January 1, 2018	$55,376
Installment payments and other capitalized expenses	25,452
Capitalized interest	157
Transferred to operating vessels and drydock	(80,985)
Balance as of December 31, 2018	$—
There were no vessels under construction during the year ended December 31, 2019.

9.	Other non-current assets

The following table sets forth the components of our Other non-current assets as of December 31, 2019 and 2018:

	At December 31,
In thousands of U.S. dollars	2019	2018
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$35,700	$31,450
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (2)	6,794	4,923
Scorpio LR1 Pool Ltd. pool working capital contributions(1)	6,600	6,600
Working capital contributions to Scorpio Pools	49,094	42,973

Deposits for exhaust gas cleaning system ('scrubbers') (3)	35,846	12,221
Equity consideration issued for the leasehold interests acquired from Trafigura for certain vessels under construction (4)	18,086	—
Deposits for BWTS (5)	12,699	6,365
Seller's credit on sale leaseback vessels (6)	9,624	9,087
Capitalized loan fees (7)	4,039	—
Investment in BWTS supplier (5)	1,751	1,751
Deferred drydock costs on bareboat chartered-in vessels (8)	—	2,813
	$131,139	$75,210

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

(3)
From August 2018 through September 2019, we entered into agreements with two separate suppliers to retrofit a total of 98 of our tankers with scrubbers for total consideration of $146.6 million (which excludes installation costs). These scrubbers are expected to be installed throughout 2019 and 2020. Deposits paid for these systems are reflected as investing cash flows within the consolidated statement of cash flows.

(4)
On September 26, 2019, we acquired subsidiaries of Trafigura as part of the Trafigura Transaction, which have leasehold interests in 19 product tankers under bareboat charter agreements with subsidiaries of an international financial institution.  Of the 19 vessels, 15 were delivered on September 26, 2019 and four were under construction. For the four vessels under construction, we issued 591,254 shares of common stock at $29.00 per share to Trafigura with an aggregate market value of $17.1 million and will assume commitments on the bareboat charter agreements of approximately $138.9 million upon each vessel's delivery from the shipyard, which is expected to occur during 2020. The value of the equity issued of $17.1 million plus certain initial direct costs of approximately $0.6 million (which is a pro-rated portion of the legal and professional fees incurred as part of the Trafigura Transaction) and $0.4 million of lease liability fees relating to these four vessels under construction have been recorded within "Other Non-current assets" as of December 31, 2019. The Trafigura Transaction is described in Note 7.

(5)
In July 2018, we executed an agreement to purchase 55 BWTS from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems are expected to be installed over the next five years, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey. Upon entry into this agreement, we also obtained a minority equity interest in this supplier for no additional consideration. We have determined that of the total consideration of $36.2 million, $1.8 million is attributable to the minority equity interest.

Since July 2018, an aggregate deposit of $32.1 million was made, of which $17.6 million was reclassified to "Vessels," resultant in $14.5 million recorded in "Other Non-Current assets" and we have recorded $1.8 million of this amount as the aforementioned minority equity interest, which is being accounted for as a financial asset under IFRS 9.  Deposits paid for these systems are reflected as investing cash flows within the consolidated statement of cash flows. Under the terms of the agreement, we were granted a put option, exercisable after one year following the date of the agreement, whereby we can put the shares back to the supplier at a predetermined price. The supplier was also granted a call option, exercisable two years following the date of the agreement, whereby it can buy the shares back from us at a predetermined price, which is greater than the strike price of the put option. Given that the value of this investment is contractually limited to the strike prices set forth in these options, we have recorded the value of the investment at the put option strike price, or $1.8 million in aggregate. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million. We consider this value to be a Level 3 fair value measurement, as this supplier is a private company, and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised our put option in full).

(6)
The seller's credit on vessels sold and leased back represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the 2017 sale and operating leaseback transactions for STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 7. This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement. The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration. We recorded $0.5 million as interest income as part of these agreements during each of the years ended December 31, 2019 and 2018, respectively.

(7)
Represents upfront loan fees on credit facilities that are expected to be used to partially finance the purchase and installation of scrubbers or refinance the indebtedness on certain vessels. These fees are reclassified as deferred financing fees (net of Debt) when the tranche of the loan to which the vessel relates is drawn.

(8)
Amount relates to drydock costs capitalized on bareboat chartered-in vessels that were previously accounted for as operating leases prior to the adoption of IFRS 16 - Leases. $2.6 million of this amount was reclassified to 'Right to use assets' upon the adoption of IFRS 16, as described in Note 7.

10.	Restricted Cash
Restricted cash as of December 31, 2019 and 2018 primarily represents debt service reserve accounts that must be maintained as part of the terms and conditions of our 2017 Credit Facility, Citibank/K-Sure Credit Facility, ABN AMRO/K-Sure Credit Facility, and the lease financing arrangements with CMB Financial Leasing Co. Ltd and Bank of Communications Financial Leasing (LR2s). The funds in these accounts will be applied against the principal balance of these facilities upon maturity. These facilities are further described in Note 13. The activity within these accounts (which is adjusted from time to time based on prevailing interest rates) is recorded as financing activities on our consolidated statements of cash flows.

11.	Accounts payable
The following table sets forth the components of our accounts payable as of December 31, 2019 and 2018:

	At December 31,
In thousands of U.S. dollars	2019	2018
Scorpio Ship Management S.A.M. (SSM)	$2,454	$545
Scorpio Services Holding Limited (SSH)	353	409
Scorpio LR1 Pool Limited	325	51
Scorpio Handymax Tanker Pool Limited	116	12
Amounts due to a port agent - related party	58	62
Scorpio MR Pool Limited	19	—
Scorpio Commercial Management S.A.M. (SCM)	14	389
Scorpio LR2 Pool Limited	—	2
Accounts payable to related parties	3,339	1,470

Suppliers	19,783	10,395
	$23,122	$11,865
The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

12.	Accrued expenses
The following table sets forth the components of our accrued expenses as of December 31, 2019 and 2018:

	At December 31,
In thousands of U.S. dollars	2019	2018
Scorpio MR Pool Limited	$1,361	$—
Scorpio LR1 Tanker Pool Limited	874	—
Scorpio LR2 Pool Limited	794	—
Accrued expenses to a related party port agent	302	398
Scorpio Handymax Tanker Pool Limited	229	—
Scorpio Ship Management S.A.M. (SSM)	213	287
Accrued expenses to related parties	3,773	685

Suppliers	22,170	9,147
Accrued short-term employee benefits	9,728	2,430
Accrued interest	5,739	9,202
Other accrued expenses	42	1,508
	$41,452	$22,972

13.	Current and long-term debt
The following is a breakdown of the current and non-current portion of our debt outstanding as of December 31, 2019 and December 31, 2018:

	At December 31,
In thousands of U.S. dollars	2019	2018
Current portion (1)	$235,482	$297,934
Finance lease (2)	122,229	114,429
Current portion of long-term debt	357,711	412,363

Non-current portion (3)	999,268	1,192,000
Finance lease (4)	1,195,494	1,305,952
	$2,552,473	$2,910,315

(1)
The current portion at December 31, 2019 was net of unamortized deferred financing fees of $1.2 million. The current portion at December 31, 2018 was net of unamortized deferred financing fees of $2.1 million.

(2)
The current portion at December 31, 2019 was net of unamortized deferred financing fees of $0.8 million. The current portion at December 31, 2018 was net of unamortized deferred financing fees of $0.8 million.

(3)
The non-current portion at December 31, 2019 was net of unamortized deferred financing fees of $7.6 million. The non-current portion at December 31, 2018 was net of unamortized deferred financing fees of $12.0 million.

(4)
The non-current portion at December 31, 2019 was net of unamortized deferred financing fees of $7.1 million. The non-current portion at December 31, 2018 was net of unamortized deferred financing fees of $8.7 million.

The following is a rollforward of the activity within debt (current and non-current), by facility, for the year ended December 31, 2019:

		Activity				Balance as of December 31, 2019 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2018	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of December 31, 2019	Current	Non-Current
KEXIM Credit Facility	299,300	—	(100,286)	—	199,014	25,350	173,664
ABN AMRO Credit Facility	100,508	—	(8,554)	—	91,954	91,954	—
ING Credit Facility	144,176	—	(12,737)	—	131,439	12,612	118,827
2018 NIBC Credit Facility	34,851	—	(3,230)	—	31,621	3,230	28,391
2017 Credit Facility	144,765	—	(13,266)	—	131,499	13,265	118,234
Credit Agricole Credit Facility	96,211	—	(8,568)	823	88,466	7,790	80,676
ABN AMRO / K-Sure Credit Facility	46,832	—	(3,851)	745	43,726	3,139	40,587
Citibank / K-Sure Credit Facility	97,609	—	(8,416)	1,893	91,086	6,608	84,478
ABN / SEB Credit Facility	114,825	—	(11,500)	—	103,325	10,750	92,575
Hamburg Commercial Bank Credit Facility	—	42,150	—	—	42,150	3,181	38,969
Prudential Credit Facility	—	55,463	—	—	55,463	5,084	50,379
Ocean Yield Lease Financing	158,757	—	(10,718)	196	148,235	10,835	137,400
CMBFL Lease Financing	61,198	—	(4,908)	183	56,473	4,733	51,740
BCFL Lease Financing (LR2s)	97,454	—	(7,641)	571	90,384	7,740	82,644
CSSC Lease Financing	251,832	—	(17,309)	(796)	233,727	18,072	215,655
CSSC Scrubber Lease Financing	—	10,976	—	—	10,976	5,488	5,488
BCFL Lease Financing (MRs)	98,831	—	(11,021)	—	87,810	11,726	76,084
2018 CMBFL Lease Financing	136,543	—	(10,114)	—	126,429	10,114	116,315
$116.0 Million Lease Financing	112,674	—	(6,634)	—	106,040	7,122	98,918
AVIC Lease Financing	139,103	—	(11,794)	—	127,309	11,794	115,515
China Huarong Lease Financing	137,250	—	(13,500)	—	123,750	13,500	110,250

$157.5 Million Lease Financing	152,086	—	(14,143)	—	137,943	14,143	123,800
COSCO Lease Financing	84,150	—	(7,700)	—	76,450	7,700	68,750
IFRS 16 - Leases - 7 Handymax	—	24,194	(11,416)	—	12,778	10,531	2,247
IFRS 16 - Leases - 3 MR	—	51,008	(6,816)	—	44,192	7,256	36,936
$670.0 Million Lease Financing	—	531,533	(18,529)	—	513,004	46,159	466,845
Unsecured Senior Notes Due 2020	53,750	—	—	—	53,750	53,750	—
Unsecured Senior Notes Due 2019	57,500	—	(57,500)	—	—	—	—
Convertible Notes due 2019	142,180	—	(144,974)	2,794	—	—	—
Convertible Notes due 2022	171,469	—	—	8,581	180,050	—	180,050
	$2,933,854	$715,324	$(525,125)	$14,990	$3,139,043	$423,626	$2,715,417
Less: deferred financing fees	(23,539)	(1,587)	—	8,530	(16,596)	(1,969)	(14,627)
Total	$2,910,315	$713,737	$(525,125)	$23,520	$3,122,447	$421,657	$2,700,790

(1)
Relates to non-cash accretion or amortization of (i) obligations assumed as part of the Merger with NPTI, which were recorded at fair value on the closing date (described below), and (ii) accretion of our Convertible Notes due 2019 and Convertible Notes due 2022.

Secured Debt
Each of our secured credit facilities contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; comply with restrictive covenants, including maintaining adequate insurances; comply with laws (including environmental laws and ERISA); and maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; prohibit our transactions with affiliates. Furthermore, our debt agreements contain customary events of default, including cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in the Company’s business.
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
In addition to KEXIM’s commitment of up to $300.6 million, KEXIM also provided an optional guarantee for a five-year amortizing note of $125.25 million, the proceeds of which reduced the $300.6 million KEXIM Tranche. These notes were issued on July 18, 2014 and were repaid in full upon their maturity in September 2019.
The Commercial Tranche matures on the sixth anniversary of the delivery date of the last vessel specified under the loan (January 2021), and the KEXIM Tranche matures on the 12th anniversary of the weighted average delivery date of the vessels specified under the loan assuming the Commercial Tranche is refinanced through that date (September 2026).
Repayments are being made in ten equal consecutive semi-annual repayment installments in accordance with a 15-year repayment profile under the Commercial Tranche and a 12-year repayment profile under the KEXIM Tranche (which includes the KEXIM Notes). Repayments commenced in March 2015 for the KEXIM Tranche and in July 2015 for the Commercial Tranche.
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
During the year ended December 31, 2019, we made scheduled principal payments of $33.7 million on this credit facility. Additionally, the Company refinanced the debt on five of the vessels collateralized under this facility in December 2019, which resulted in an unscheduled principal repayment of $66.6 million and the write off of approximately $1.2 million of deferred financing fees. The outstanding amounts relating to this facility as of December 31, 2019 and 2018 were $199.0 million and $299.3 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO Credit Facility
In July 2015, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and DVB Bank SE for up to $142.2 million. This facility was fully drawn in 2015 to partially finance the purchases of STI Savile Row, STI Kingsway and STI Carnaby and to refinance the existing indebtedness on STI Spiga. We refer to this credit facility as our ABN AMRO Credit Facility.
Repayments under the ABN AMRO Credit Facility are being made in equal consecutive quarterly repayment installments in accordance with a 15-year repayment profile. Repayments commenced three months after the drawdown date of each vessel. Each tranche matures on the fifth anniversary of the initial drawdown date and a balloon installment payment is due on the maturity date of each tranche. Borrowings under the ABN AMRO Credit Facility bear interest at LIBOR plus an applicable margin of 2.15%.
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

During the year ended December 31, 2019, we made scheduled principal payments of $8.6 million on this credit facility. The outstanding amounts relating to this facility as of December 31, 2019 and 2018 were $92.0 million and $100.5 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
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

The outstanding amounts relating to this facility as of December 31, 2019 and 2018 were $131.4 million and $144.2 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Additionally, in September 2019, we executed an agreement with ING to upsize the existing ING Credit Facility by $8.1 million in aggregate, the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on seven of the vessels that are currently collateralized under this facility. The upsized portion of the credit facility will mature upon the dates of maturity set forth above, bears interest at LIBOR plus a margin of 2.40% per annum on one of the vessels and 1.95% per annum on the remaining six vessels and is expected to be repaid in aggregate equal quarterly installments of approximately $0.7 million (for all seven vessels), with a balloon payment due at maturity. The amounts available under the facility are expected to be drawn upon the installation of scrubbers on the collateralized vessels, which are scheduled for 2020.
2018 NIBC Credit Facility
In June 2018, we executed an agreement with NIBC Bank N.V. for a $35.7 million term loan facility. We refer to this facility as our 2018 NIBC Credit Facility. This facility was fully drawn in August 2018, and the proceeds were used to refinance the existing indebtedness related to two MR product tankers (STI Memphis and STI Soho).
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

•	Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 135% through the third quarter of 2020 and 140% at all times thereafter.
The outstanding amounts relating to this facility were $31.6 million and $34.9 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Additionally, in August 2019, we executed an agreement with NIBC to upsize the existing NIBC Credit Facility by $3.1 million in aggregate, the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on the two vessels that are currently collateralized under this facility. The upsized portion of the credit facility will mature on June 30, 2021, bears interest at LIBOR plus a margin of 2.50% per annum and is expected to be repaid in equal quarterly installments of approximately $0.1 million per vessel (and with any residual remaining repaid at maturity). The amounts available under the facility are expected to be drawn upon the installation of scrubbers on the collateralized vessels, which are scheduled for 2020.
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

Additionally, we have an aggregate of $5.0 million on deposit in a debt service reserve account as of December 31, 2019 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2019.
During the year ended December 31, 2019, we made scheduled principal payments of $13.3 million on this credit facility. The outstanding amounts as of December 31, 2019 and 2018 were $131.5 million and $144.8 million. We were in compliance with the financial covenants relating to this facility as of those dates.
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

The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down to its fair value as part of the purchase price allocation for the Merger) as of December 31, 2019 and 2018 were $88.5 million and $96.2 million. We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO/K-Sure Credit Facility
We assumed the outstanding indebtedness under NPTI's senior secured credit facility with ABN AMRO Bank N.V. and Korea Trade Insurance Corporation, or K-Sure, which we refer to as the ABN AMRO/K-Sure Credit Facility, upon the closing of the Merger with NPTI in September 2017. Two LR1s (STI Precision and STI Prestige) are collateralized under this facility and the facility consists of two separate tranches, a $11.5 million commercial tranche and a $43.8 million K-Sure tranche (which represents the amounts assumed from NPTI).
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

Additionally, we have an aggregate of $0.5 million on deposit in a debt service reserve account as of December 31, 2019 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2019.
The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down to its fair value as part of the purchase price allocation for the Merger) as of December 31, 2019 and 2018 were $43.7 million and $46.8 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.

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

Additionally, we have an aggregate of $4.0 million on deposit in a debt service reserve account as of December 31, 2019 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2019.
The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down to its fair value as part of the purchase price allocation for the Merger) as of December 31, 2019 and 2018 were $91.1 million and $97.6 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
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
The ABN AMRO/SEB Credit Facility has a final maturity of June 2023 and bears interest at LIBOR plus a margin of 2.6% per annum.  The loan will be repaid in equal quarterly installments of $2.9 million per quarter, in aggregate, for the first eight installments and $2.5 million per quarter, in aggregate, thereafter, with a balloon payment due upon maturity.
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

The outstanding amounts as of December 31, 2019 and 2018 were $103.3 million and $114.8 million, respectively. We were in compliance with the financial covenants as of those dates.

Additionally, in September 2019, we executed an agreement with the lenders under this facility to upsize the credit facility by up to $6.3 million in aggregate, the proceeds of which are expected to be used to partially finance the purchase and installation of scrubbers on four of the vessels that are currently collateralized under this facility. The upsized portion of the credit facility will mature in March 2023, bears interest at LIBOR plus a margin of 2.60%per annum and is expected to be repaid in equal quarterly installments of approximately $0.1 million per vessel through the maturity date of upsized portion of the loan. The amounts available under the facility are expected to be drawn upon the installation of scrubbers on the collateralized vessels, which are scheduled for 2020.
Hamburg Commercial Bank Credit Facility
In November 2019, we executed an agreement with Hamburg Commercial Bank AG for a senior secured term loan facility for $43.65 million, of which, (i) $42.15 million (Tranche 1) was used to refinance the existing debt for STI Veneto and STI Poplar, (which were previously financed under the KEXIM Credit Facility), and (ii) $1.5 million (Tranche 2) is expected to be used to finance the purchase and installation of a scrubber on STI Veneto. We refer to this facility as our Hamburg Commercial Bank Credit Facility. Tranche 1 was drawn in full in December 2019.
The Hamburg Commercial Bank Credit Facility has a final maturity of November 2024 and bears interest at LIBOR plus a margin of 2.25% per annum. The loan will be repaid in in equal quarterly installments of $0.8 million per quarter, in aggregate, with a balloon payment due upon maturity.
Our Hamburg Commercial Bank Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1,000,000,000 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after December 31, 2018.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 134% from the date of this facility.
The outstanding amount as of December 31, 2019 was $42.2 million, and we were in compliance with the financial covenants as of that date.
Prudential Credit Facility
In November 2019, we executed an agreement with Prudential Private Capital for a senior secured term loan facility for $55.5 million. The loan facility was fully drawn in December 2019, and the proceeds were used to refinance the existing debt for STI Clapham, STI Camden and STI Acton, (which were previously financed under the KEXIM Credit Facility). We refer to this facility as our Prudential Credit Facility.
The Prudential Credit Facility has a final maturity of December 2025 and bears interest at LIBOR plus a margin of 3.00% per annum. The loan will be repaid in monthly installments of $0.5 million per month, in aggregate, with a balloon payment due upon maturity.
Our Prudential Credit Facility includes financial covenants that require us to maintain:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth of no less than $1,000,000,000 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

•	Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•	The aggregate of the fair value of the vessels provided as collateral under the facility shall be: 125% from the date of this facility.
The outstanding amount as of December 31, 2019 was $55.5 million, and we were in compliance with the financial covenants as of that date.
2019 DNB/GIEK Credit Facility

In November 2019, we executed a $55.5 million term loan facility with DNB Bank ASA and the Norwegian Export Credit Guarantee Agency (“GIEK”). This credit facility is expected to be utilized to refinance two vessels that are currently financed under the KEXIM Credit Facility. The loan is comprised of two facilities: (i) an ECA facility of $47.2 million (which is comprised of a $41.6 million tranche which is guaranteed by GIEK, or the “GIEK Tranche”, and a $5.6 million commercial tranche or the “Commercial Bank Tranche”) and (ii) a commercial facility of $8.3 million, or the “Commercial Facility". These facilities are collectively referred to as the 2019 DNB/GIEK Credit Facility.
The 2019 DNB/GIEK Credit Facility is expected to be drawn in two separate drawdowns during 2020, the timing of which will align with the installation of scrubbers on certain of the Company's vessels. The 2019 DNB/GIEK Credit Facility matures in July 2024. The GIEK tranche bears interest at LIBOR plus a margin of 2.5% and the Commercial Bank and Commercial Facility tranches bear interest at LIBOR plus a margin of 2.5% per annum. The 2019 DNB/GIEK Credit Facility is expected to be repaid in equal quarterly installments of approximately $1.6 million per quarter (once fully drawn) with a balloon payment due at maturity. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
BNPP Sinosure Credit Facility
In December 2019, we executed a senior secured term loan facility with BNP Paribas and Skandinaviska Enskilda Banken AB for up to $134.1 million. This credit facility is expected to be utilized to refinance six vessels that are currently financed under the KEXIM Credit Facility. The loan is split into two facilities, (i) a commercial facility for up to $67.0 million (the "Commercial Facility"), and (ii) a Sinosure facility for up to $67.0 million (the "Sinosure Facility"), which is expected to be funded by the lenders under the commercial facility and insured by the China Export & Credit Insurance Corporation ("Sinosure"). These facilities are collectively referred to as the BNPP Sinosure Credit Facility.
The BNPP Sinosure Credit Facility is split into 70 tranches each of which will represent the lesser of 85% of the purchase and installation price of 70 scrubbers, or $1.9 million per scrubber (not to exceed 65% of the fair value of the collateral vessels). The Sinosure Facility and the Commercial Facility bear interest at LIBOR plus a margin of 1.80% and 2.80% per annum, respectively. The loan facility is available for en bloc drawdowns on March 15, 2020, June 15, 2020, September 15, 2020, December 15, 2020 and March 15, 2021. The Sinosure Facility is expected to be repaid in 10 semi-annual installments of $6.7 million in aggregate (with separate repayment periods as each tranche of the loan is drawn down) and the Commercial Facility will be repaid at the final maturity date of the facility, or October 2025. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
Lease financing arrangements
The below summarizes the key terms of our lease financing arrangements.  For each arrangement, we have evaluated whether, in substance, these transactions are leases or merely a form of financing.  As a result of this evaluation, we have concluded that each agreement is a form of financing on the basis that the terms and conditions are such that we never part with the risks and rewards incidental to ownership of each vessel for the remainder of its useful life and accordingly, the transfer of the asset does not meet the requirements for a transfer in IFRS 16.  This conclusion was reached, in part, as a result of the existence within each agreement of either a purchase obligation or a purchase option that will almost certainly be exercised.  Accordingly, the cash received in the transfer has been accounted for as a liability under IFRS 9, and each arrangement has been recorded at amortized cost using the effective interest method, with the corresponding vessels being recorded at cost, less accumulated depreciation, on our consolidated balance sheet.
The obligations set forth below are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels. All of the financing arrangements contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in the Company’s business.
Bank of Communications Financial Leasing MR financing, or the BCFL Lease Financing (MRs)
In September 2017, we entered into finance lease agreements to sell and lease back five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) with Bank of Communications Finance Leasing Co Ltd., or BCFL, for a sales price of $27.5 million per vessel. The financing for STI Topaz, STI Ruby and STI Garnet closed in September 2017, the financing for STI Onyx closed in October 2017, and the financing for STI Amber closed in November 2017. Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, and we have three consecutive one-year options to extend each charter beyond the initial term. Furthermore, we have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement (as applicable).

Our BCFL Lease Financing (MRs) includes a financial covenant that requires us to maintain that the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned $5.1 million deposit shall at all times be no less than 100% of the then outstanding balance plus the aforementioned $5.1 million deposit.
The aggregate outstanding balances under this arrangement were $87.8 million and $98.8 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
Bank of Communications Financial Leasing LR2 financing, or the BCFL Lease Financing (LR2s)
In connection with the Merger, we assumed the obligations under NPTI’s finance lease arrangement with Bank of Communications Finance Leasing Co Ltd., or BCFL, for three LR2 tankers (STI Solace, STI Solidarity, and STI Stability) upon the September Closing. Under the arrangement, each vessel is subject to a 10-year bareboat charter, which expire in July 2026. Charterhire under the arrangement is determined in advance, on a quarterly basis and is calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of LIBOR plus 3.50%. Using the forward interest swap curve at December 31, 2019, future monthly principal payments are estimated to be $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement.
Additionally, we have an aggregate of $0.8 million on deposit in a deposit account as of December 31, 2019 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2019.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $90.4 million and $97.5 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
CSSC Lease Financing
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
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $233.7 million and $251.8 million as of December 31, 2019 and 2018, respectively.
Additionally, in September 2019, we executed an agreement with CSSC to increase the borrowing capacity by up to $12.5 million, the proceeds of which will be used to partially finance the purchase and installation of scrubbers on the eight LR2s. In December 2019, $11.0 million was borrowed under this arrangement to partially finance the purchase and installation on seven scrubbers. The final drawdown is expected during 2020 when the related scrubber installation takes place. The upsized portion of the lease financing bears interest at LIBOR plus a margin of 3.8% per annum, matures two years from the date of the drawdown and will be repaid in monthly installment payments of approximately $0.5 million in aggregate (once fully drawn). The total amount outstanding in regards to the scrubber financing was $11.0 million as of December 31, 2019, and we were in compliance with the financial covenants as of that date.
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
Additionally, we have an aggregate of $2.0 million on deposit in a deposit account as of December 31, 2019 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2019.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $56.5 million and $61.2 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
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
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $148.2 million and $158.8 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
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
The outstanding amounts were $123.8 million and $137.3 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
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
We are subject to certain terms and conditions, including a financial covenant that requires us to maintain that the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned deposits shall at all times be no less than 111% of the then outstanding balance plus the aforementioned deposits. The LR2 tankers in this facility are grouped for purposes of this test.
The amounts outstanding were $106.0 million and $112.7 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
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
The outstanding amounts were $126.4 million and $136.5 million as of December 31, 2019 and 2018, respectively. We were in compliance with the financial covenants as of those dates.
In December 2019, we amended and restated the agreement to increase the borrowing capacity by up to $10.5 million to partially finance the purchase and installation of scrubbers on the six MRs that are currently part of the agreement. The upsized portion of the lease financing has a final maturity of 3.5 years after the first drawdown, bears interest at LIBOR plus a margin of 3.10% per annum and will be repaid in quarterly principal payments of approximately $0.1 million per vessel. Drawdowns are expected to occur in 2020 as the related scrubbers are installed.
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
The outstanding amounts were $127.3 million and $139.1 million as of December 31, 2019 and 2018, respectively, and we were in compliance with the financial covenants as of those dates.
Additionally, in October 2019, we received a commitment to upsize this lease financing arrangement by up to $8.0 million to partially finance the purchase and installation of scrubbers on the two MRs and two LR2 product tankers that are currently part of this agreement. The upsized portion of the lease financing is expected to have final maturity of three years after the first drawdown, bear interest at LIBOR plus a margin of 4.20% per annum and be repaid in quarterly principal payments of approximately $0.2 million per vessel. Drawdowns are expected to occur in 2020 as the related scrubbers are installed.
COSCO Lease Financing
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
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels beginning at the end of the second year of each agreement. The facility bears interest at LIBOR plus a margin of 3.6% per annum and is being repaid in quarterly installments of $0.5 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

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
The outstanding amounts were $76.5 million and $84.2 million as of December 31, 2019 and 2018, respectively, and we were in compliance with the financial covenants as of those dates.
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
The outstanding amounts were $137.9 million and $152.1 million as of December 31, 2019 and 2018, respectively, and we were in compliance with the financial covenants as of those dates.
$28.9 Million Scrubber Lease Financing

During 2019, we received a series of commitments from an international financial institution to upsize existing lease finance arrangements to partially finance the purchase and installation of scrubbers on 10 MRs and five LR2s. The aggregate commitments under these arrangements are for up to $28.9 million, or approximately $1.9 million per vessel. The amounts borrowed will be repaid through additional fixed charterhire payments of $1,910 per day per vessel, and these arrangements have a final maturity of three years after the first drawdown. Drawdowns are expected to occur in 2020 as the related scrubbers are installed.
Unsecured debt
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
The outstanding balance was $53.8 million as of December 31, 2019 and December 31, 2018, and we were in compliance with the financial covenants relating to the Senior Notes Due 2020 as of those dates.
Convertible Notes Due 2019
In June 2014, we issued $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the "Convertible Notes due 2019," in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act.
In May 2018 and July 2018, we exchanged $188.5 million and $15.0 million (out of the $348.5 million outstanding at the time), respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of the Company's new 3.0% Convertible Senior Notes due 2022 (the “Convertible Notes due 2022”), the terms of which are described below. These exchanges were executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements. We recognized an aggregate loss on these exchanges of $17.8 million.
On July 1, 2019, the Convertible Notes due 2019 matured, and we repaid the then outstanding balance of $142.7 million.
Convertible Notes due 2022
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
The table below details the dividends issued during the years ended December 31, 2019 and 2018, and the corresponding effect on the conversion rate of the Convertible Notes due 2022:

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
June 6, 2018	$0.10	25.0812
September 20, 2018	$0.10	25.2132
December 5, 2018	$0.10	25.3362
March 13, 2019	$0.10	25.4799
June 5, 2019	$0.10	25.5767
September 10, 2019	$0.10	25.6637
November 25, 2019	$0.10	25.7401
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
Upon the May and July 2018 issuances, we determined the initial carrying values of the liability components of the Convertible Notes due 2022 to be $154.3 million and $12.2 million, respectively, based on the fair value of a similar liability that does not have any associated conversion feature. We utilized recent pricing (with adjustments made to align the tenor) on our (i) Senior Notes due 2019 (which were repaid in March 2019), (ii) Senior Notes due 2020 and (iii) the pricing on recently issued unsecured bonds in the shipping sector as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes due 2022 is being amortized over the term of the Convertible Notes due 2022 under the effective interest method and recorded as part of financial expenses. The residual value (the conversion feature) of $34.2 million and $2.8 million, respectively, were recorded to Additional paid-in capital upon issuance.

The carrying values of the liability component of the Convertible Notes due 2022 (consisting of both the May 2018 and July 2018 issuances) as of December 31, 2019 and 2018, respectively, were $180.1 million and $171.5 million. We incurred $6.1 million of coupon interest and $8.6 million of non-cash accretion during the year ended December 31, 2019. We incurred $3.8 million of coupon interest and $4.9 million of non-cash accretion during the year ended December 31, 2018. We were in compliance with the covenants related to the Convertible Notes due 2022 as of those dates.
Senior Notes Due 2019
In March 2017, we issued $50.0 million in aggregate principal amount of 8.25% Senior Notes due June 2019, or our Senior Notes Due 2019, in an underwritten public offering and in April 2017, we issued an additional $7.5 million of Senior Notes due 2019 when the underwriters fully exercised their option to purchase additional notes under the same terms and conditions. During the year ended December 31, 2019, we redeemed the entire outstanding balance of the Senior Notes due 2019 of $57.5 million.

14.	Derivative financial instruments
We did not have any derivative financial instruments during the years ended December 31, 2019 and 2018.
Profit or loss sharing agreement
In February 2015, we took delivery of an LR2 product tanker on a time charter-in arrangement for one year at $21,050 per day with an option to extend the charter for an additional year at $22,600 per day. We also entered into a profit and loss sharing agreement whereby 50% of the profits and losses relating to this vessel above or below the charterhire rate were shared with a third party who neither owns nor operates this vessel. This agreement was settled in January 2017.
This profit and loss agreement was recorded as a derivative, recorded at fair value through profit or loss, with the resultant gain or loss recognized in the consolidated statement of income or loss. Changes in fair value were recorded as unrealized gains or losses and actual earnings were recorded as realized gains or losses on derivative financial instruments within the consolidated statement of income or loss. The fair value of this instrument was determined by comparing published time charter rates to the charter rate in the agreement and discounting these cash flows to their present value.
The following activity relating to this instrument was recorded during the year ended December 31, 2017:

	Fair value adjustments
	Statement of income
Amounts in thousands of U.S. dollars	Realized (loss) / gain	Unrealized gain / (loss)	Recognized in equity

Profit and loss agreement	$(116)	$—	$—

Total year ended December 31, 2017	$(116)	$—	$—

15.	Segment reporting

Information about our reportable segments for the years ended December 31, 2019, 2018 and 2017 is as follows:

For the year ended December 31, 2019

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$67,461	$106,811	$263,818	$266,235	704,325	$—	$704,325
Vessel operating costs	(29,161)	(50,750)	(97,346)	(117,274)	(294,531)	—	(294,531)
Voyage expenses	(1,628)	(1,414)	(530)	(2,588)	(6,160)	—	(6,160)
Charterhire	—	(4,256)	271	(414)	(4,399)	—	(4,399)
Depreciation - owned or finance leased vessels	(19,520)	(19,119)	(73,774)	(67,639)	(180,052)	—	(180,052)
Depreciation - right of use assets	—	(11,678)	(2,266)	(12,972)	(26,916)	—	(26,916)
General and administrative expenses	(1,167)	(2,192)	(3,841)	(4,951)	(12,151)	(50,144)	(62,295)
Financial expenses	—	—	—	—	—	(186,235)	(186,235)
Financial income	360	18	32	538	948	7,234	8,182
Other expenses, net	—	—	—	15	15	(424)	(409)
Segment income or loss	$16,345	$17,420	$86,364	$60,950	$181,079	$(229,569)	$(48,490)

For the year ended December 31, 2018

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$47,722	$95,188	$203,414	$238,723	$585,047	$—	$585,047
Vessel operating costs	(28,942)	(48,249)	(91,975)	(111,294)	(280,460)	—	(280,460)
Voyage expenses	(591)	(440)	(3,225)	(890)	(5,146)	—	(5,146)
Charterhire	—	(19,223)	(7,883)	(32,526)	(59,632)	—	(59,632)
Depreciation - owned or finance leased vessels	(19,290)	(18,190)	(72,610)	(66,633)	(176,723)	—	(176,723)
General and administrative expenses	(1,173)	(2,195)	(3,790)	(4,771)	(11,929)	(40,343)	(52,272)
Merger transaction related costs	—	—	—	—	—	(272)	(272)
Financial expenses	—	—	—	—	—	(186,628)	(186,628)
Loss on exchange of convertible notes	—	—	—	—	—	(17,838)	(17,838)
Financial income	111	16	22	515	664	3,794	4,458
Other expenses, net	—	—	—	—	—	(605)	(605)
Segment income or loss	$(2,163)	$6,907	$23,953	$23,124	$51,821	$(241,892)	$(190,071)

For the year ended December 31, 2017

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$22,573	$95,098	$157,123	$237,938	$512,732	$—	$512,732
Vessel operating costs	(12,561)	(50,145)	(67,254)	(101,267)	(231,227)	—	(231,227)
Voyage expenses	(1,018)	(3,087)	(2,642)	(986)	(7,733)	—	(7,733)
Charterhire	(2,230)	(24,560)	(6,258)	(42,702)	(75,750)	—	(75,750)
Depreciation - owned or finance leased vessels	(7,828)	(18,159)	(54,922)	(60,509)	(141,418)	—	(141,418)
General and administrative expenses	(479)	(2,170)	(2,805)	(4,569)	(10,023)	(37,488)	(47,511)
Loss on sales of vessels	—	—	—	(23,345)	(23,345)	—	(23,345)
Merger transaction related costs	—	—	—	—	—	(36,114)	(36,114)
Bargain purchase gain	—	—	—	—	—	5,417	5,417
Financial expenses	—	—	—	—	—	(116,240)	(116,240)
Realized loss on derivative financial instruments	—	—	(116)	—	(116)	—	(116)
Financial income	26	214	15	338	593	945	1,538
Other expenses, net	—	1,876	—	—	1,876	(349)	1,527
Segment income or loss	$(1,517)	$(933)	$23,141	$4,898	$25,589	$(183,829)	$(158,240)

Revenue from customers representing greater than 10% of total revenue during the years ended December 31, 2019, 2018 and 2017, within their respective segments was as follows:

In thousands of U.S. dollars		For the year ended December 31,
Segment	Customer	2019	2018	2017
MR	Scorpio MR Pool Limited (1)	$261,727	$225,181	$217,141
LR2	Scorpio LR2 Pool Limited (1)	260,893	188,890	136,514
Handymax	Scorpio Handymax Tanker Pool Limited (1)	103,150	82,782	78,510
		$625,770	$496,853	$432,165

(1)	These customers are related parties as described in Note 17.

16.	Common shares
Reverse stock split
On January 18, 2019, the Company effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.
Trafigura Transaction
As described in Note 7, in September 2019, we acquired the leasehold interests in 19 product tankers (four of which were under construction) as part of the Trafigura Transaction. The consideration exchanged consisted of:

•
For the 15 delivered vessels, the assumption of the obligations under the Agreements of $531.5 million and the issuance of 3,981,619 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $115.5 million.

•
For the four vessels under construction, the assumption of the commitments on the Agreements of $138.9 million and the issuance 591,254 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $17.1 million. Three of the vessels under construction were delivered as of March 27, 2020 and one is expected to be delivered in September 2020.

Private Placement
In September 2019, we closed on private placements with Trafigura and SSH (a related party) for $35 million and $15 million, respectively, in exchange for an aggregate of 1,724,137 of our common shares at $29.00 per share.
At the Market Share Issuance Program
In November 2019, the Company entered into an “at the market” offering program (the "ATM Program") pursuant to which the Company may sell up to $100 million of its common shares, par value $0.01 per share. As part of the ATM Program, the Company entered into an equity distribution agreement dated November 7, 2019 (the “Sales Agreement”), with BTIG, LLC, as sales agent (the “Agent”). In accordance with the terms of the Sales Agreement, the Company may offer and sell its common shares from time to time through the Agent by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions, or as otherwise agreed upon by the Agent and the Company. The Company intends to use the net proceeds from any sales under the Program for general corporate and working capital purposes.
No shares were sold under this program during the year ended December 31, 2019.
 Follow-on Offerings of Common Shares
In October 2018, we closed on the sale of 18.2 million newly issued shares of our common stock in an underwritten public offering at an offering price of $18.50 per share. We received aggregate net proceeds of $319.6 million after deducting underwriters' discounts and offering expenses. Of the 18.2 million common shares issued, 5.4 million and 0.54 million shares were issued to Scorpio Bulkers Inc., and SSH, each a related party, respectively, at the offering price.
In December 2017, we closed on the sale of 3.45 million newly issued shares of our common stock in an underwritten public offering at an offering price of $30.00 per share. We received aggregate net proceeds of $99.6 million after deducting underwriters' discounts and offering expenses. Of the 3.45 million common shares issued, 0.67 million shares were issued to SSH, a related party, at the offering price.
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
Additionally, as a part of the Merger, we issued 0.2 million of warrants to the NPTI pool manager (a former related party of NPTI), exercisable into our common shares at an exercise price of $0.10 per warrant, upon the delivery of the vessels acquired from NPTI to the Scorpio Pools. The first warrant was issued in June 2017 as part of the NPTI Vessel Acquisition for an aggregate of 22,222 of the Company's common shares, and the second warrant was issued on similar terms to the first warrant on September 1, 2017 for an aggregate of 127,778 of the Company's common shares at an exercise price of $0.10 per share upon the delivery of each of the 23 remaining vessels to the Scorpio Pools. This transaction is further described in Note 2. All of the warrants had been exercised as of December 31, 2017.

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

•
In July 2019, we reserved an additional 134,893 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•
In December 2019, we reserved an additional 529,624 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

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
997,380
The vesting schedule of the restricted stock issued to SSH employees is (i) one-third of the shares vest on June 1, 2020, (ii) one-third of the shares vest on June 1, 2021, and (iii) one-third of the shares vest on June 1, 2022. The vesting schedule of the restricted shares issued to our independent directors is (i) one-third of the shares vested on September 5, 2018, (ii) one-third of the shares vested on September 5, 2019, and (iii) one-third shares vest on September 4, 2020.
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
500,245
The vesting schedule of the restricted stock issued to our independent directors is: (i) one-third of the shares vested on March 1, 2019, (ii) one-third of the shares vested on March 2, 2020, and (iii) one-third of the shares vest on March 1, 2021.
In September 2018, we issued 198,141 shares of restricted stock to our employees and 12,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.75 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on June 9, 2021, (ii) one-third of the shares vest on June 9, 2022, and (iii) one-third of the shares vest on June 8, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vested on June 10, 2019, (ii) one-third of the shares vest on June 10, 2020, and (iii) one-third of the shares vest on June 9, 2021.
In December 2018, we issued 1,103,248 shares of restricted stock to our employees and 60,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.55 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on September 23, 2021, (ii) one-third of the shares vest on September 26, 2022, and (iii) one-third of the shares vest on September 25, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vested on September 25, 2019, (ii) one-third of the shares vest on September 24, 2020, and (iii) one-third of the shares vest on September 23, 2021.
In June 2019, we issued 112,750 shares of restricted stock to our employees and 107,500 to SSH employees for no cash consideration. The share price on the issuance date was $24.93 per share. The vesting schedule of the restricted stock issued to both our employees and SSH employees is (i) one-third of the shares vest on June 6, 2022, (ii) one-third of the shares vest on June 5, 2023 and (iii) one-third of the shares vest on June 4, 2024.
In July 2019, we issued 230,170 shares of restricted stock to our employees for no cash consideration. The share price on the issuance date was $26.23 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on May 24, 2022, (ii) one-third of the shares vest on May 23, 2023, and (iii) one-third of the shares vest on May 22, 2024.
In December 2019, we issued 60,000 shares of restricted stock to our independent directors for no cash consideration. The share price on the issuance date was $33.90 per share. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vest on December 4, 2020, (ii) one-third of the shares vest on December 3, 2021, and (iii) one-third of the shares vest on December 2, 2022.
There were 469,680 shares eligible for issuance under the 2013 Equity Incentive Plan as of December 31, 2019.
The following is a summary of activity for awards of restricted stock during the years ended December 31, 2019 and 2018:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2017	1,925,441	$53.39
Granted	1,885,633	20.28
Vested	(447,380)	89.13
Forfeited	(3,807)	52.59
Outstanding and non-vested, December 31, 2018	3,359,887	30.05
Granted	510,420	26.57
Vested	(306,065)	65.96
Forfeited	(2,500)	46.41
Outstanding and non-vested, December 31, 2019	3,561,742	$26.45
Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.
Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the year ending December 31, 2020	21,584	1,734	23,318
For the year ending December 31, 2021	14,531	659	15,190
For the year ending December 31, 2022	7,167	208	7,375
For the year ending December 31, 2023	2,423	—	2,423
For the year ending December 31, 2024	321	—	321
	$46,026	$2,601	$48,627

 Dividend Payments
The following dividends were paid during the years ended December 31, 2019, 2018 and 2017.

Dividends	Date
per share	Paid
$0.100	March 30, 2017
$0.100	June 14, 2017
$0.100	September 29, 2017
$0.100	December 28, 2017
$0.100	March 27, 2018
$0.100	June 28, 2018
$0.100	September 27, 2018
$0.100	December 13, 2018
$0.100	March 28, 2019
$0.100	June 27, 2019
$0.100	September 27, 2019
$0.100	December 13, 2019
2015 Securities Repurchase Program
In May 2015, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of our common stock and bonds, the latter of which currently consists of our (i) Senior Notes Due 2020 (NYSE: SBNA), and (ii) Convertible Notes due 2022.
During the year ended December 31, 2019, we purchased an aggregate of 30 of our common shares that are being held as treasury shares at an average price of $17.10 per share.
We had $121.6 million remaining under our Securities Repurchase Program as of December 31, 2019. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
There were 6,349,324 and 6,349,294 common shares held in treasury at each of December 31, 2019 and December 31, 2018, respectively.
Shares outstanding
We currently have 175,000,000 registered shares of which 150,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 designated as preferred shares with a par value of $0.01.
As of December 31, 2019, we had 58,202,400 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.

17.	Related party transactions
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the terms and conditions set forth under a Revised Master Agreement (defined below).
On September 29, 2016, we agreed to amend our master agreement, or the Master Agreement, with SCM and SSM under a deed of amendment, or the Deed of Amendment. Pursuant to the terms of the Deed of Amendment, on November 15, 2016, we entered into definitive documentation to memorialize the agreed amendments to the Master Agreement, or the Amended and Restated Master Agreement. On February 22, 2018, we entered into definitive documentation to memorialize previously agreed amendments to the Amended and Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement, or the Revised Master Agreement, was effective as from January 1, 2018.
The Revised Master Agreement may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with the provisions of the Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Revised Master Agreement or on substantially similar terms.
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
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the consolidated statements of income or loss and balance sheets are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2019	2018	2017
Pool revenue(1)
Scorpio MR Pool Limited	$261,727	$225,181	$217,141
Scorpio LR2 Pool Limited	260,893	188,890	136,514
Scorpio Handymax Tanker Pool Limited	103,150	82,782	78,510
Scorpio LR1 Pool Limited	66,009	46,823	13,895
Scorpio Panamax Tanker Pool Limited	—	—	1,515
Scorpio Aframax Pool Limited	—	—	1,170
Voyage expenses(2)	(2,131)	(1,290)	(1,786)
Vessel operating costs(3)	(31,732)	(34,272)	(27,601)
Administrative expenses(4)	(12,975)	(12,475)	(10,744)

(1)
These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related parties. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party vessels. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

(2)	Related party expenditures included within voyage expenses in the consolidated statements of income or loss consist of the following:

◦
Expenses due to SCM, a related party, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1/Panamax and LR2/Aframax vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture.  These expenses are included in voyage expenses in the consolidated statements of income or loss. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

•
Voyage expenses of $4,357 and $25,747 charged by a related party port agent during the years ended December 31, 2019 and December 31, 2018, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions. No voyage expenses were charged by this port agent during the year ended December 31, 2017.

(3)	Related party expenditures included within vessel operating costs in the consolidated statements of income or loss consist of the following:

•
Technical management fees of $30.0 million, $30.1 million, and $22.9 million charged by SSM, a related party, during the years ended December 31, 2019, 2018 and 2017 respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $138.9 million, $125.8 million, and $100.0 million during the years ended December 31, 2019, 2018 and 2017 respectively. SSM's fixed annual technical management fee is $175,000 per vessel plus certain itemized expenses in the technical management agreement.

•
Insurance related expenses of $2.6 million and $4.3 million incurred through a related party insurance broker during the years ended December 31, 2018 and 2017 respectively. The amounts recorded reflect the amortization of the policy premiums, which are paid directly to the broker, who then remits the premiums to the underwriters. In 2016, an Executive Officer of the Company acquired a minority interest, which in 2018 increased to a majority interest, in an insurance broker which arranges hull and machinery and war risk insurance for certain of our owned and finance leased vessels. This broker has arranged such policies for the Company since 2010 and the extent of the coverage and the manner in which the policies are priced did not change as a result of this transaction. In September 2018, the Executive Officer disposed of their interest in the insurance broker in its entirety to a third party not affiliated with the Company.

•
Vessel operating expenses of $1.7 million, $1.6 million and $0.4 million charged by a related party port agent during the years ended December 31, 2019, 2018 and 2017, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.

(4)
We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within Scorpio. The expenses incurred under this agreement were recorded in general and administrative expenses in the consolidated statement of income or loss and were as follows:

•
The expense for the year ended December 31, 2019 of $13.0 million included (i) administrative fees of $11.4 million charged by SSH, (ii) restricted stock amortization of $1.1 million, which relates to the issuance of an aggregate of 221,900 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $0.2 million to SSH and $0.2 million to SCM.

•
The expense for the year ended December 31, 2018 of $12.5 million included (i) administrative fees of $11.1 million charged by SSH, (ii) restricted stock amortization of $1.3 million, which relates to the issuance of an aggregate of 114,400 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $46,535.

•
The expense for the year ended December 31, 2017 of $10.7 million included (i) administrative fees of $9.0 million charged by SSH, (ii) restricted stock amortization of $1.2 million, which relates to the issuance of an aggregate of 114,400 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $0.5 million.

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2019	2018
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$74,412	$66,178
Accounts receivable and prepaid expenses (SSM) (2)	1,624	2,461
Accounts receivable and prepaid expenses (SCM) (3)	—	2,511
Other assets (pool working capital contributions) (4)	49,094	42,973
Liabilities:
Accounts payable and accrued expenses (owed to the Scorpio Pools)	3,717	66
Accounts payable and accrued expenses (SSM)	2,667	832
Accounts payable and accrued expenses (related party port agent)	361	459
Accounts payable and accrued expenses (SSH)	353	409
Accounts payable and accrued expenses (SCM)	14	389

(1)
Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of December 31, 2019 and 2018 include $24.3 million and $22.9 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:

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

(2)	Accounts receivable and prepaid expenses from SSM primarily relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.

(3)	Accounts receivable and prepaid expenses from SCM primarily relate to the reduction of commission rebate to 0.85% of gross revenue per charter fixture as described above.

(4)	Represents the non-current portion of working capital receivables as described above.
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

•	During the year ended December 31, 2019, no fees were paid to SSH for the sale or purchase of vessels.

•
During the year ended December 31, 2018, we paid SSH an aggregate fee of $0.7 million in connection with the purchase and delivery of STI Esles II and STI Jardins. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Administrative Services Agreement.

•
During the year ended December 31, 2017, we paid SSH an aggregate fee of $2.2 million in connection with the purchase and delivery of STI Galata, STI Bosphorus, STI Leblon, STI La Boca, STI San Telmo and STI Donald C. Trauscht. Additionally, we paid SCM an aggregate termination fee of $0.2 million that was due under the commercial management agreement and we paid SSM an aggregate termination fee of $0.2 million that was due under the technical management agreements as a result of the sales of STI Emerald and STI Sapphire which have been recorded within loss on sales of vessels within the consolidated statement of income or loss. The agreements to acquire and sell the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Services Agreement.

 Follow-on Offerings of Common Shares
In December 2017, we closed on the sale of 3.45 million newly issued shares of our common stock in an underwritten public offering at an offering price of $30.00 per share. We received aggregate net proceeds of $99.6 million after deducting underwriters' discounts and offering expenses. Of the 3.45 million common shares issued, 0.67 million shares were issued to SSH, at the offering price.
In October 2018, we closed on the sale of 18.2 million newly issued shares of our common stock in an underwritten public offering at an offering price of $18.50 per share. We received aggregate net proceeds of $319.6 million after deducting underwriters' discounts and offering expenses. Of the 18.2 million common shares issued, 5.4 million and 0.54 million shares were issued to Scorpio Bulkers Inc., a related party, and SSH at the offering price.
Private Placement
In September 2019, we closed on a private placement with SSH for $15 million, in exchange for an aggregate of 517,241 of our common shares at $29.00 per share, as described in Note 16.
Other agreements
In 2011, we entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. There were no costs incurred under this agreement during the years ended December 31, 2019, 2018 and 2017. We also have an agreement with SSM to supervise the eight MR product tankers that were under construction at HMD and delivered throughout 2017 and in January 2018. We paid SSM $0.7 million under this agreement during the year ended December 31, 2017. There were no costs incurred under this agreement during the years ended December 31, 2019 and 2018.
In October 2019, we provided two guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers. No amounts were paid to this provider during the year ended December 31, 2019. The maximum amount under these guarantees is $6.0 million in aggregate.
 Key management remuneration
The table below shows key management remuneration for the years ended December 31, 2019, 2018 and 2017:

	For the year ended December 31,
In thousands of U.S. dollars	2019	2018	2017
Short-term employee benefits (salaries)	$10,821	$5,436	$6,614
Share-based compensation (1)	21,712	20,316	19,113
Total	$32,533	$25,752	$25,727

(1)	Represents the amortization of restricted stock issued under our 2013 Equity Incentive Plan as described in Note 16.
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
There are no post-employment benefits.

18.	Vessel revenue

During the years ended December 31, 2019, 2018 and 2017, we had three, five, and five vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater), respectively. The remaining vessels earned revenue from the Scorpio Pools or in the spot market. The following table sets forth our revenue, by employment type, for these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2019	2018	2017
Pool revenue	$691,886	$543,784	$458,730
Time charter revenue	2,551	34,015	37,411
Voyage revenue (spot market)	9,888	7,248	16,591

	$704,325	$585,047	$512,732

19.	Crewing costs

The following table sets forth the components of our crew expenses, including crew benefits, during the years ended December 31, 2019, 2018 and 2017, respectively.

	For the year ended December 31,
In thousands of US dollars	2019	2018	2017
Short term crew benefits (i.e. wages, victualing, insurance)	155,958	150,743	122,197
Other crewing related costs	20,728	19,534	18,733

	$176,686	$170,277	$140,930
There are no material post-employment benefits for our crew.

20.	General and administrative expenses
General and administrative expenses primarily represent employee benefit expenses, professional fees and administrative fees payable to SSH under our administrative services agreement (as described in Note 17).

Employee benefit expenses (excluding crew) consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2019	2018	2017
Short term employee benefits (salaries)	$16,776	$9,605	$9,196
Share based compensation (see Note 16)	27,421	25,547	22,385
	$44,197	$35,152	$31,581
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.
There are no post-employment benefits.

21.	Financial expenses

The following table sets forth the components of our financial expenses for the years ended December 31, 2019, 2018 and 2017:

	For the year ended December 31,
In thousands of U.S. dollars	2019	2018	2017
Interest expense on debt (including all lease financing arrangements) (1)	$162,738	$145,871	$86,703
Amortization of deferred financing fees	7,041	10,541	13,381
Write-off of deferred financing fees (2)	1,466	13,212	2,467
Accretion of convertible notes (as described in Note 13)	11,375	13,225	12,211
Accretion of premiums and discounts on assumed debt(3)	3,615	3,779	1,478
Total financial expenses	$186,235	$186,628	$116,240

(1)
The increase in interest expense is primarily attributable to increases in the Company’s average debt balance over each period. The average carrying value of our debt outstanding during the years ended December 31, 2019, 2018 and 2017 was $2.91 billion, $2.81 billion and $2.27 billion, respectively. The increase in the average carrying value of our debt balance during the year ended December 31, 2019 was primarily the result of the Trafigura Transaction and the assumption of $531.5 million of obligations under leasing arrangements. The increase in the average carrying value of our debt balance during the year ended December 31, 2018 was primarily the result of the Merger and the assumption of NPTI's indebtedness of $907.4 million (which closed in September 2017 and thus did not impact the entire year ended December 31, 2017), in addition to an increase in debt as a result of a series of refinancing initiatives on certain of our vessels in our fleet that was completed during the year ended December 31, 2018.

Additionally, LIBOR rates increased during the year ended December 31, 2018, thus augmenting the increase in interest expense during that year. LIBOR rates decreased during the year ended December 31, 2019, thus partially offsetting the increase in interest expense during that year.
Interest payable during those periods was offset by interest capitalized of $2.8 million, $0.2 million and $4.2 million, during the years ended December 31, 2019, 2018 and 2017 respectively.

(2)
The write-off of deferred financing fees during the year ended December 31, 2019 include (i) $1.2 million related to the refinancing of existing indebtedness on certain vessels, and (ii) $0.3 million related to the redemption of the Senior Notes due 2019 (as described in Note 13). The write-off of deferred financing fees during the year ended December 31, 2018 includes (i) $1.2 million related to the exchange of our Convertible Notes due 2019 in May and July 2018 (as described in Note 13), and (ii) $12.0 million related to the refinancing of the existing indebtedness on certain vessels. The write-off of deferred financing fees during the year ended December 31, 2017 includes (i) $0.5 million related to the repayment of debt as a result of the sales of two vessels, (ii) $0.1 million related to the repayment of debt as a result of the sale and operating leasebacks of three vessels, (iii) $1.1 million related to the repayment of debt as a result of the sale and finance leasebacks for five vessels, and (iv) $0.8 million related to the refinancing and repayment of various secured and unsecured borrowings during the year ended December 31, 2017.

(3)
The accretion of premiums and discounts represent the accretion or amortization of the fair value adjustments relating to the indebtedness assumed from NPTI that have been recorded since the closing dates of the NPTI Vessel Acquisition and the September Closing.

22.	Tax
Scorpio Tankers Inc. and its vessel-owning subsidiaries are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands’ income tax. Based upon review of applicable laws and regulations, and after consultation with counsel, we do not believe we are subject to material income taxes in any jurisdiction, including the United States of America. Therefore, we did not have any income tax charges, benefits, or balances as of or for the periods ended December 31, 2019, 2018 and 2017.

23.	Loss per share
The calculation of both basic and diluted loss per share is based on net loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
In thousands of U.S. dollars except for share data	2019	2018	2017
Net loss attributable to equity holders of the parent - basic	$(48,490)	$(190,071)	$(158,240)
Convertible notes interest expense	—	—	—
Convertible notes deferred financing amortization	—	—	—
Net loss attributable to equity holders of the parent - diluted	$(48,490)	$(190,071)	$(158,240)

Basic weighted average number of shares	49,857,998	34,824,311	21,533,340
Effect of dilutive potential basic shares:
Restricted stock	—	—	—
Convertible notes	—	—	—
	—	—	—
Diluted weighted average number of shares	49,857,998	34,824,311	21,533,340

Loss Per Share:
Basic	$(0.97)	$(5.46)	$(7.35)
Diluted	$(0.97)	$(5.46)	$(7.35)

During the years ended December 31, 2019, 2018 and 2017, we incurred net losses and as a result, the inclusion of potentially dilutive shares relating to unvested shares of restricted stock and our Convertible Notes due 2019 and Convertible Notes due 2022 were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.  Accordingly, interest expense, deferred financing amortization and the potentially dilutive securities relating to the conversion of the Convertible Notes due 2019 and Convertible Notes due 2022 (representing 5,238,105, 6,613,733, and 3,442,282 shares of common stock for the years ended December 31, 2019, 2018 and 2017, respectively) along with the potentially dilutive impact of 3,561,742 and 3,359,887 and 1,925,441 unvested shares of restricted stock were excluded from the computation of diluted earnings per share for the years ended December 31, 2019, 2018 and 2017, respectively.

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
The fair values and carrying values of our financial instruments at December 31, 2019 and 2018, respectively, are shown in the table below.

Categories of Financial Instruments

	As of December 31, 2019		As of December 31, 2018
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$202,303	$202,303	$593,652	$593,652
Restricted cash (2)	12,293	12,293	12,285	12,285
Accounts receivable (3)	78,174	78,174	69,718	69,718
Investment in BWTS (4)	1,751	1,751	1,751	1,751
Working capital contributions to Scorpio Pools (5)	49,094	49,094	42,973	42,973
Seller's credit on sale leaseback vessels (6)	9,624	9,624	9,087	9,087

Financial liabilities
Accounts payable (7)	$23,122	$23,122	$11,865	$11,865
Accrued expenses (7)	41,452	41,452	22,972	22,972
Secured bank loans (8)	1,001,087	1,001,087	1,066,452	1,066,452
Finance lease liability (9)	1,317,709	1,317,709	1,420,381	1,420,381
IFRS 16 - lease liability (10)	571,748	569,974	—	—
Senior Notes Due 2020 (11)	54,562	53,750	52,584	53,750
Senior Notes Due 2019 (11)	—	—	58,029	57,500
Convertible Notes due 2019 (12)	—	—	140,267	145,000
Convertible Notes due 2022 (12)	250,305	203,500	163,842	203,500

(1)	Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

(2)	Restricted cash are considered Level 1 items due to the liquid nature of these assets.

(3)	We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.

(4)
We consider the value of our minority interest in our BWTS supplier (as described in Note 9) to be a Level 3 fair value measurement, as this supplier is a private company and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised the put option set forth in the agreement in full). Moreover, we consider that its carrying value approximates fair value given that the value of this investment is contractually limited to the strike prices set forth in the put and call options prescribed in the agreement and the difference between the two prices is not significant. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options is $0.6 million.

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

(6)
The seller's credit on lease financed vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto.  This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.  This deposit has been recorded as a financial asset measured at amortized cost.  The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease using the effective interest method, through interest income, until expiration.  We consider that its carrying value approximates fair value given that its value is contractually fixed based on the terms of each lease.

(7)	We consider that the carrying amounts of accounts payable and accrued expenses approximate the fair value due to the relative short maturity of these instruments.

(8)
The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $8.8 million and $12.6 million of unamortized deferred financing fees as of December 31, 2019 and 2018, respectively.

(9)
The carrying value of our obligations due under finance lease arrangements are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. These amounts are shown net of $7.8 million and $9.5 million of unamortized deferred financing fees as of December 31, 2019 and 2018, respectively.

(10)
The carrying value of our lease obligations that are being accounted for under IFRS 16 are measured at present value of the minimum lease payments under each contract. These leases are mainly comprised of the leases acquired as part of the Trafigura Transaction. We consider that their carrying value approximates fair value because the interest rates on these leases change with, or approximate, market interest rates and the credit risk of the Company has remained stable. The fair value of leases with fixed payments are measured at the net discounted value of the remaining minimum lease payments using the Company's incremental borrowing rate at December 31, 2019. Accordingly, we consider their fair value to be a Level 2 measurement.

(11)
The carrying value of our Senior Notes Due 2020 and 2019 are measured at amortized cost using the effective interest method. The carrying values shown in the table are the face value of the notes. The Senior Notes due 2019 were repaid in March 2019. The Senior Notes due 2020 are shown net of $0.1 million of unamortized deferred financing fees on our consolidated balance sheet as of December 31, 2019. Both issuances of notes are shown net of $0.5 million and $0.5 million of unamortized deferred financing fees, respectively, on our consolidated balance sheet as of December 31, 2018. Our Senior Notes Due 2020 are quoted on the NYSE under the symbol 'SBNA'. We consider its fair value to be Level 1 measurement due to its quotation on an active exchange.

(12)
The carrying values of our Convertible Notes due 2019 and Convertible Notes due 2022 shown in the table above are their face value. The liability component of the Convertible Notes due 2022 has been recorded within Long-term debt on the consolidated balance sheet as of December 31, 2019. The equity component of the Convertible Notes due 2022 has been recorded within Additional paid-in capital on the consolidated balance sheet as of December 31, 2019. The Convertible Notes due 2019 were repaid in full upon their maturity in July 2019. These instruments are traded in inactive markets and are valued based on quoted prices on the recent trading activity. Accordingly, we consider its fair value to be a Level 2 measurement.

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
Spot market rate risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $41.7 million, $43.7 million and $36.6 million for the years ended December 31, 2019, 2018 and 2017, respectively.
Interest rate risk
The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date.
If interest rates had been 1% higher/lower and all other variables were held constant, our net loss for the year ended December 31, 2019 would have decreased/increased by $23.1 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities, lease financing arrangements and leases being accounted for under IFRS 16 as described in Notes 7 and 13.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2018 would have decreased/increased by $22.8 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities and lease financing arrangements as described in Note 13.

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
Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial manager. We did not experience any credit losses on our accounts receivables portfolio in the years ended December 31, 2019, 2018 and 2017.
The carrying amount of financial assets recognized on our consolidated financial statements represents the maximum exposure to credit risk without taking into account the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2019, 2018 and 2017.
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
Our Senior Notes due 2020 are scheduled to mature in May of 2020 and our ABN AMRO Credit Facility is scheduled to mature in the third quarter of 2020 (depending on the tranche). While we believe our current financial position is adequate to address the maturity of these instruments, a deterioration in economic conditions could cause us to pursue other means to raise liquidity, such as through the sale of vessels, to meet these obligations. Moreover, a deterioration in economic conditions could cause us to breach our debt covenants and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Based on internal forecasts and projections, which take into account reasonably possible changes in our trading performance, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations, obligations under sale and leaseback arrangements, commitments under other leasing arrangements, and commitments under our scrubber and BWTS contracts) for a period of at least twelve months from the date of approval of these consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
Remaining contractual maturity on secured and unsecured credit facilities, finance lease liabilities and IFRS-16 lease liabilities
The following table details our remaining contractual maturity for our secured and unsecured credit facilities, lease financing and IFRS-16 lease liabilities. The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay. The table includes both interest and principal cash flows.
As the interest cash flows are not fixed, the interest amount included has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

	As of December 31,
In thousands of U.S. dollars	2019	2018
Less than 1 month	$31,501	$18,994
1-3 months	93,139	140,710
3 months to 1 year	462,365	419,070
1-3 years	1,187,553	1,049,739
3-5 years	919,044	1,095,717
5+ years	1,114,328	910,050
Total	$3,807,930	$3,634,280
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

Declaration of Dividend
On February 18, 2020, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share. The dividend was paid on March 13, 2020 to all shareholders of record as of March 2, 2020 (the record date). As of March 27, 2020, there were 58,672,080 common shares outstanding.
Delivery of Three Vessels
During the first quarter of 2020, the Company took delivery of three scrubber-fitted 2020-built MR product tankers (STI Miracle, STI Maestro and STI Mighty) under eight-year bareboat leases.  The leasehold interests in these vessels were acquired as part of the Trafigura Transaction.  The bareboat leases have similar terms and conditions as the original leased vessels in the Trafigura Transaction.
2013 Equity Incentive Plan
In January 2020, we issued 469,680 shares of restricted stock to our employees for no cash consideration. The share price on the issuance date was $36.73 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on September 8, 2022, (ii) one-third of the shares vest on September 7, 2023, and (iii) one-third of the shares vest on September 5, 2024.
Related Party Transactions
In January 2020, we provided three guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers. The maximum amount under these guarantees is $3.5 million in aggregate. As of March 27, 2020, the total maximum guarantee amount is $9.5 million.
Debt Drawdowns and Repayments.
In March 2020, we repaid $46.2 million on our KEXIM Credit Facility to refinance STI Fulham, STI Park and STI Sloane. We drew down $31.9 million on the 2019 DNB/GIEK Credit Facility and $42.1 million on the BNPP Sinosure Credit Facility.
Convertible Notes due 2022
On March 2, 2020, the conversion rate of the Convertible Notes due 2022 was adjusted to reflect the payment of a cash dividend on March 13, 2020 to all shareholders of record as of March 2, 2020. The new conversion rate for the Convertible Notes due 2022 is 25.8763 of the Company's common shares representing an increase of the prior conversion rate of 0.1362 for each $1,000 principal amount of the Convertible Notes due 2022.
Novel Coronavirus (COVID-19)
Since the beginning of the calendar year 2020, the outbreak of COVID-19 that originated in China and has spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus.  These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. The reduction of economic activity has significantly reduced the global demand for oil and refined petroleum products.  While recent actions taken by Saudi Arabia and other OPEC members to increase the production of oil in the near term has resulted in increased tankers rates in March of this year, the continued impact of these production increases is uncertain.  We expect that the impact of the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets.  The scale and duration of the impact of these factors remain unknowable but could have a material impact on our earnings, cash flow and financial condition for 2020. An estimate of the impact on the Company’s results of operations and financial condition cannot be made at this time.