Form 20-F
period 2020-12-31
Scorpio Tankers Inc.
filed 2021-03-31
CIK 1483934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Mr. Emanuele Lauro
+377-9798-5716
investor.relations@scorpiotankers.com
9, Boulevard Charles III Monaco 98000
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	STNG	New York Stock Exchange
7.00% Senior Notes due 2025	SBBA	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020 there were 58,093,147 outstanding shares of common stock, par value $0.01 per share.

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
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:
•our future operating or financial results;
•the strength of world economies and currencies;
•fluctuations in interest rates and foreign exchange rates;
•the impact of the expected discontinuance of the London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our credit facilities that reference LIBOR;
•general market conditions, including the market for our vessels, fluctuations in spot and charter rates and vessel values;
•the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its impact on the demand for seaborne transportation of petroleum products;
•availability of financing and refinancing;
•our business strategy and other plans and objectives for growth and future operations;
•our ability to successfully employ our vessels;
•planned capital expenditures and availability of capital resources to fund capital expenditures;
•planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
•our ability to realize the expected benefits from acquisitions;
•potential liability from pending or future litigation;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance or ESG policies;
•general domestic and international political conditions;
•potential disruption of shipping routes due to accidents or political events;
•vessel breakdowns and instances of off-hire;
•competition within our industry;
•the supply of and demand for vessels comparable to ours;
•corruption, piracy, militant activities, political instability, terrorism, and ethnic unrest in locations where we may operate;
•delays and cost overruns in construction projects;
•our level of indebtedness;

•our ability to obtain financing and to comply with the restrictive and other covenants in our financing arrangements;
•our need for cash to meet our debt service obligations;
•our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;
•our ability to successfully identify, consummate, integrate, and realize the expected benefits from acquisitions, including our 2019 acquisition of the leasehold interests in 19 vessels from Trafigura Maritime Logistics Pte. Ltd., or Trafigura, by way of acquisition of the companies that hold the vessels;
•reputational risks;
•availability of skilled workers and the related labor costs and related costs;
•the recent implementation of the MARPOL convention, Annex VI Prevention of Air Pollution from Ships which will reduce the maximum amount of sulfur that ships can emit into the air, which was applicable from January 2020;
•the recent implementation of the International Convention for the Control and Management of Ships' Ballast Water and Sediments (BWM) in September 2019;
•compliance with governmental, tax, environmental and safety regulation;
•any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;
•general economic conditions and conditions in the oil and natural gas industry;
•effects of new products and new technology in our industry;
•the failure of counterparties to fully perform their contracts with us;
•our dependence on key personnel;
•adequacy of insurance coverage;
•our ability to obtain indemnities from customers;
•changes in laws, treaties or regulations applicable to us;
•the volatility of the price of our common shares and our other securities;
•other factors that may affect our future results; and
•these factors and other risk factors described in this annual report and other reports that we furnish or file with the U.S. Securities and Exchange Commission, or the SEC.
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
A. Selected Financial Data
Not applicable.

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
The following is a summary of the risk factors which are described in further detail in subsequent sections.
•The tanker industry is cyclical and volatile.
•We are dependent on spot-oriented pools and spot charters.
•An over-supply of tanker capacity may prolong or further depress the current low charter rates.
•Acts of piracy on ocean-going vessels could adversely affect our business.
•Changes in fuel, or bunkers, prices may adversely affect our profits.
•Tanker rates also fluctuate based on seasonal variations in demand.
•A shift in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.
•An inability to effectively time investments could negatively impact our results of operations and financial condition.
•Volatility in economic conditions throughout the world could have an adverse impact on our business.
•We are exposed to volatility in the London Interbank Offered Rate, or LIBOR.
•If we cannot meet our customers' quality and compliance requirements we may not be able to operate our vessels profitably.
•We are required to make significant investments in ballast water management.
•Sulfur regulations to reduce air pollution from ships are likely to cause us to incur significant costs.
•We are subject to complex laws and regulations, including environmental laws and regulations.
•If we fail to comply with international safety regulations, we may be subject to increased liability.
•Developments in safety and environmental requirements relating to the recycling of vessels may result escalated and unexpected costs.
•We operate tankers worldwide, and as a result, we are exposed to inherent operational and international risks.
•Increased inspection procedures could increase costs and disrupt our business.
•Outbreaks of epidemic and pandemic diseases, including COVID-19, and governmental responses thereto could adversely affect our business.

•Political instability, terrorist or other attacks, and war or international hostilities can affect the tanker industry, which may adversely affect our business.
•The U.K.’s withdrawal from the European Union may have a negative effect on our business.
•We may experience adverse consequences if our vessels call on ports located in countries or territories that are subject to sanctions or embargoes.
•The smuggling of drugs or other contraband onto our vessels may lead to governmental claims.
•Maritime claimants could arrest or attach our vessels.
•Governments could requisition our vessels during a period of war or emergency.
•Technological innovation could reduce our charterhire income and the value of our vessels.
•Breakdowns in our information technology, including as a result of cyberattacks, may negatively impact our business.
•Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies may impose additional costs on us or expose us to additional risks.
•Our business could be affected if labor interruptions are not resolved in a timely manner.
•We may not realize all of the anticipated benefits of our investment scrubbers.
•We cannot assure you that our internal controls over financial reporting will be sufficient.
•We may have difficulty managing our planned growth properly.
•We operate secondhand vessels, which exposes us to increased operating costs.
•An increase in operating costs would decrease earnings and available cash.
•We will be required to make additional capital expenditures should we determine to expand the number of vessels in our fleet and to maintain all our vessels.
•Declines in charter rates and other market deterioration have caused, and could cause us to incur impairment charges.
•Our stock price has been historically volatile.
•The market values of our vessels may decrease.
•If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market.
•If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline.
•Our ability to obtain additional financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.
•We cannot guarantee that our Board of Directors will declare dividends.
•United States tax authorities could treat us as a “passive foreign investment company”.
•We may have to pay tax on United States source shipping income.
•We are subject to certain risks with respect to our counterparties on contracts.
•Our insurance may not be adequate to cover our losses.
•Because we obtain some of our insurance through protection and indemnity associations, which result in significant expenses to us, we may be required to make additional premium payments.
•Penalties can occur for the failure to comply with the U.S. Foreign Corrupt Practices Act.
•We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.
•Because we are a foreign corporation, it may be difficult to serve process on or enforce a United States judgment against us.
•The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
•We rely on our information systems to conduct our business, and failure to protect these systems against     security breaches could adversely affect our business.
•There may be conflicts of interest between us and our managers that may not be resolved in our favor.
•Our founder, Chairman and Chief Executive Officer, and Vice President have affiliations with our administrator and commercial and technical managers which may create conflicts of interest.
•Certain of our officers do not devote all of their time to our business.
•Our commercial and technical managers are each privately held companies.
•Servicing our current or future indebtedness limits funds available for other purposes.
•Our debt and lease financing agreements contain restrictive and financial covenants.

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
The factors that influence demand for tanker capacity include:
•supply and demand for energy resources and oil and petroleum products;
•regional availability of refining capacity and inventories compared to geographies of oil production regions;
•national policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);
•global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;
•currency exchange rates;
•the distance over which oil and oil products are to be moved by sea;
•changes in seaborne and other transportation patterns;
•changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
•environmental and other legal and regulatory developments;
•weather and natural disasters;
•developments in international trade, including those relating to the imposition of tariffs;
•competition from alternative sources of energy; and
•international sanctions, embargoes, import and export restrictions, nationalizations and wars.
The factors that influence the supply of tanker capacity include:
•supply and demand for energy resources and oil and petroleum products;
•demand for alternative sources of energy;
•the number of newbuilding orders and deliveries, including slippage in deliveries;
•the number of vessel casualties;
•technological advances in tanker design and capacity;
•the number of shipyards and ability of shipyards to deliver vessels;
•availability of financing for new vessels and shipping activity;
•the degree of scrapping or recycling rate of older vessels, depending, amongst other things, on scrapping or recycling rates and international scrapping or recycling regulations;
•price of steel and vessel equipment;
•the number of conversions of tankers to other uses or conversions of other vessels to tankers;
•the number of product tankers trading crude or "dirty" oil products (such as fuel oil);
•the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire;
•changes in government and industry environmental and other regulations that may limit the useful lives of tankers and environmental concerns and regulations;
•product imbalances (affecting the level of trading activity);
•developments in international trade, including refinery additions and closures;
•port or canal congestion; and
•speed of vessel operation.

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
As of March 30, 2021, all of our vessels were employed in either the spot market or in spot market-oriented tanker pools such as the SLR2P, SLR1P, SMRP or SHTP, which we refer to collectively as the Scorpio Pools and which are managed by companies that are members of the Scorpio group of companies, or Scorpio, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
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
An over-supply of tanker capacity may prolong or further depress the current low charter rates, which may limit our ability to operate our tankers profitably.

The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. According to Drewry Shipping Consultants Ltd., or Drewry, as of February 28, 2021, the newbuilding order book, which extends to 2023 and beyond, equaled approximately 7.9% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.

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
A significant portion of our earnings are related to the oil industry. We rely almost exclusively on the cash flows generated from the employment of our vessels that operate in the tanker sector of the shipping industry. Due to our lack of diversification, adverse developments in the tanker shipping industry have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. Adverse developments in the tanker business could therefore reduce our ability to meet our payment obligations and our profitability.
“Peak oil” is the year when the maximum rate of extraction of oil is reached. Recent forecasts of “peak oil” range from 2019 to the 2040s, depending on economics and how governments respond to global warming. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, which shift appears to be accelerating as a result of the COVID-19 situation, as well shift in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
Our business and profitability are affected by the overall level of demand for our vessels, which in turn is affected by trends in global economic conditions. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. In the past, declines in global economic activity significantly reduced the level of demand for our vessels.  The world economy continues to face a number of challenges and an extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Since the beginning of calendar year 2020, the outbreak of COVID-19 has spread throughout the world and resulted in numerous actions by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets which has reduced the global demand for oil and refined petroleum products. While recent actions taken by Saudi Arabia and other OPEC members to increase the production of oil in the near term has resulted in increased tankers rates in the first quarter of 2020, the length of time and impact of these production increases is uncertain. We expect that the impact of the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets. The scale and duration of the impact of these factors remain unknown but could have a material impact on our earnings, cash flow and financial condition for 2021.
If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, and depending on the timing and efficacy of any available vaccines, the rate environment in the crude and product markets may deteriorate further and our operations and cash flows may be negatively impacted. In addition, a prolonged negative rate environment could result in the value of our vessels being impaired which could in turn impair our ability to borrow amounts under our revolving credit facilities or to access to credit and capital markets in the future on favorable terms or at all.
Any such changes could adversely affect our future performance, results of operations, cash flows and financial position.
We also face risks attendant to changes in interest rates, along with instability in the banking and securities markets around the world, among other factors. Relatedly, certain banks have reduced or ceased lending for oil cargoes, which could have an adverse economic impact on our customers. These risks factors, overall, may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.
In Europe, concerns regarding the possibility of sovereign debt defaults by European Union member countries have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, or EU, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States' demand for imported goods, many of which are shipped from China. Future weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.
Continued economic slowdown in the Asia Pacific region may exacerbate the effect on us of the recent slowdown in the rest of the world. For example, following the emergence of the COVID-19 virus, China experienced reduced industrial activity with temporary closures of factories and other facilities, labor shortages and restrictions on travel. The International Monetary Fund has warned that continuing geopolitical tensions between the United States and China could derail recovery from the impacts of COVID-19. Although the United States and China signed a trade agreement in early 2020, there is no assurance that the Chinese economy will not experience a significant contraction in the future. As such, our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.
In addition, President Xi Jinping committed his country to achieving carbon neutrality by 2060 at the UN General Assembly despite that carbon emissions are currently a prominent part of China’s economic and industrial structure as it relies heavily on nonrenewable energy sources, generally lacks energy efficiency, and has a rapidly growing energy demand. Depending on how China attempts to achieve carbon neutrality by 2060, including through the reduction in the use of oil, an overall increase in the use of nonrenewable energy as part of the energy consumption mix and through other means, any reduction in the demand for oil and oil products and our tanker vessels could have a material adverse effect on our business, cash flows and results of operations.
We are exposed to volatility in the London Interbank Offered Rate, which can result in higher than market interest rates and charges against our income.
Interest in most financing agreements in our industry has been based on published rates for LIBOR, which has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. Recently, there has been uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. Indeed, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. On November 30, 2020, ICE Benchmark Administration, the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced plans to consult on ceasing publication of U.S. Dollar LIBOR on December 31, 2021 for only the one-week and two-month U.S. Dollar LIBOR tenors, and on June 30, 2023 for all other U.S. Dollar LIBOR tenors. The United States Federal Reserve concurrently issued a statement advising banks to stop new U.S. Dollar LIBOR issuances by the end of 2021. Such announcements indicate that the continuation of LIBOR on the current basis will not be guaranteed after 2021.
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
    121 of the 131 vessels in our owned, finance leased or bareboat chartered-in fleet currently have ballast water treatment systems installed.  Additionally, sixteen vessels are under contract to have ballast water treatment systems installed.   All vessels will be required to have ballast water treatment systems installed by the third quarter of 2023. We cannot be assured that these systems will be approved by the regulatory bodies of every jurisdiction in which we may wish to conduct our business. Accordingly, we may have to make additional investments in these vessels and substantial investments in the remaining vessels in our fleet that do not carry any such equipment. The investment in ballast water treatment systems could have an adverse material impact on our business, financial condition, and results of operations depending on the ability to install effective ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance, and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Sulfur regulations to reduce air pollution from ships are likely to require retrofitting of vessels and may cause us to incur significant costs.
Effective January 1, 2020, the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels requires vessels to comply with its low sulfur fuel oil requirement, which cuts sulfur levels from 3.5% to 0.5%. The interpretation of "fuel oil used on board" includes use in main engines, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which is available around the world but at a higher cost due to increased market demand; (ii) installing exhaust gas cleaning systems, known as scrubbers, for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option for shipowners due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
We have entered into agreements with third parties to purchase and install Exhaust Gas Cleaning Systems, known as “scrubbers”, on 98 vessels in our fleet for an estimated cost of $2.5 million per vessel, which we have financed and plan to continue to finance through new loan facilities, increases in current loan facilities, and working capital. As of March 30, 2021, we have successfully installed scrubbers on 79 of the vessels in our fleet. Additionally, all of the vessels acquired as part of the 2019 Trafigura Transaction (as defined below) were scrubber fitted upon acquisition.  For our vessels that have not yet been retrofitted with scrubbers, we are complying with current IMO standards by using compliant bunkers and fuels with 0.5% sulfur content.
We are subject to complex laws and regulations, including environmental laws and regulations that can increase our liability and adversely affect our business, results of operations, cash flows and financial condition, and our available cash.

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
A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or could result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean-up obligations and natural resource damages liability, in the event that there is a release of hazardous materials from our vessels or otherwise in connection with our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels, and could harm our reputation with current or potential charterers of our tankers.
In addition, many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of the International Convention for the Prevention of Marine Pollution from Ships, or MARPOL, which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, and (ii) the International Convention for the Control and Management of Ships’ Ballast Water and Sediments of the International Maritime Organization, or the IMO, which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. The increased demand for low sulfur fuels may increase the costs of fuel for our vessels that do not have scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations. Further, we are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.
Please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, promulgated by the IMO and the International Convention for the Safety of Life at Sea of 1974, or SOLAS Convention. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive “safety management system” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM code may subject us to increased liability and may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. The U.S. Coast Guard and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code, or the ISPS Code, and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasigovernmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.
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
Please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.
Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. The Hong Kong Convention, which is currently open for accession by IMO member states, will enter into force 24 months after the date on which 15 IMO member states, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of the date of this annual report, 16 countries have ratified or approved accession of the Hong Kong Convention but the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.
On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU member state may be recycled only in facilities included on the European list of permitted ship recycling facilities.
Apart from that, any vessel, including ours, is required to set up and maintain an Inventory of Hazardous Materials from December 31, 2018 for EU flagged new ships and from December 31, 2020 for EU flagged existing ships and Non-EU flagged ships calling at a port or anchorage of an EU member state. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in relevant EU Resolution and that are identified in ship’s structure and equipment. This inventory should be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship.
These regulatory requirements may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel, which could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.

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
International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.
Outbreaks of epidemic and pandemic diseases, including COVID-19, and governmental responses thereto could adversely affect our business.
Global public health threats, such as COVID-19 (as described more fully below), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, as well as the operations of our customers. The ongoing outbreak of COVID-19 and subsequent spread to other parts of the world has, among other things, caused delays and uncertainties relating to newbuildings, drydockings and scrubber installations at shipyards.
The ongoing outbreak of COVID-19, a virus causing potentially deadly respiratory tract infections first identified in China, has already caused severe global disruptions and may negatively affect economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. In response to the virus, many countries have implemented lockdown measures, and other countries and local governments may enact similar policies. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by the outbreak. In addition, we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew change, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, amongst other potential consequences attendant to epidemic and pandemic diseases.

The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.
Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2020, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.
The COVID-19 pandemic and measures in place against the spread of the virus have led to a highly difficult environment in which to dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry, have contributed to lower tanker rates in 2020.
Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees’ well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.
At present, it is not possible to ascertain the overall impact of COVID-19 on our business and on the tanker industry in general. However, we assess that the tanker charter rates have been reduced significantly as a result of COVID-19 after an initial increase in rates at the start of 2020 and that the shipping industry in general and our Company specifically are likely to continue to be exposed to volatility in the near term. Thus, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.
The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, any resurgence or mutation of the virus, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public’s response to such measures. There continues to be a high level of uncertainty relating to how the pandemic will evolve, how governments and consumers will react and progress on the approval and distribution of vaccines, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, although our operations have not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which impact could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis.

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
Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, in recent years, leaders in the United States and China have implemented certain increasingly protective trade measures, including tariffs, which have been somewhat mitigated by the recent trade deal (first phase trade agreement) between the United States and China in early 2020, which, among other things, requires China to purchase over $50 billion of energy products including crude oil. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. However, it is not yet clear how the new United States administration under President Biden may deviate from the former administration’s protectionist foreign trade policies. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations or financial condition.
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
In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as “Brexit”), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remained in place until December 2020, during which the U.K. was subject to the rules and regulations of the EU. On December 24, 2020, the U.K. and the EU entered into a trade and cooperation agreement, or the Trade and Cooperation Agreement, which was applied on a provisional basis from January 1, 2021. While the new economic relationship does not match the relationship that existed during the time the U.K. was a member state of the EU, the Trade and Cooperation Agreement sets out preferential arrangements in certain areas such as trade in goods and in services, digital trade and intellectual property. Negotiations between the U.K. and the EU are expected to continue in relation to other areas which are not covered by the Trade and Cooperation Agreement. The long-term effects of Brexit will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the U.K. and EU. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.
Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.
If our vessels call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments, it could result in monetary fines or penalties imposed on us and may adversely affect our reputation and the market for our securities.
Although no vessels owned or operated by us called on ports located in countries or territories subject to country-wide or territory-wide sanctions and/or embargoes imposed by the U.S. government or other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism (“Sanctioned Jurisdictions”) during 2020, and we intend to maintain compliance with all applicable sanctions and embargo laws and regulations, our vessels may call on ports in Sanctioned Jurisdictions in the future on charterers’ instructions and without our consent. If such activities result in a sanctions violation, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected. Although we endeavor to take precautions reasonably designed to mitigate such activities, including relevant provisions in charter agreements forbidding the use of our vessels in trade that would violate economic sanctions, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.
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
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.
We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.
Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.
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
RISKS RELATED TO OUR COMPANY

We may not realize all of the anticipated benefits of our investment in exhaust gas cleaning systems, or 'scrubbers.'
We expect to retrofit a substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers will enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. As of March 30, 2021, we have installed scrubbers on 79 vessels in our fleet, with an additional 19 vessels scheduled to be retrofitted with scrubbers by the beginning of 2022. Additionally, all of the vessels acquired as part of the 2019 Trafigura Transaction (as defined below) were scrubber fitted upon acquisition.  The total estimated investment for these systems, including estimated installation costs is expected to be approximately $2.5 million per vessel, which we are financing through new loan facilities, increases in current loan facilities, and working capital.
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
Under time charter agreements, the charterer is responsible for voyage costs and the owner is responsible for the vessel operating costs. We currently do not have any vessels on long-term time charter-out agreements (with initial terms of one year or greater). We have 22 vessels operating under bareboat chartered-in agreements and the remaining vessels in our fleet are either owned or finance leased. When our owned, finance leased vessels, or bareboat chartered-in vessels are employed in one of the Scorpio Pools, the pool is responsible for voyage expenses and we are responsible for vessel costs. As of March 30, 2021, all of our owned, finance leased vessels and bareboat chartered-in vessels were employed through the Scorpio Pools. When our vessels operate directly in the spot market, we are responsible for both voyage expenses and vessel operating costs. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Further, if our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash. Please see “We will be required to make additional capital expenditures should we determine to expand the number of vessels in our fleet and to maintain all our vessels.”
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
Declines in charter rates and other market deterioration caused us to incur impairment charges of $16.8 million during the year ended December 31, 2020.
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

In accordance with IFRS, we evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the year ended December 31, 2020, we evaluated the recoverable amount of our vessels and recognized $14.2 million of impairment charge related to certain MR vessels where the value in use calculations were below their carrying amounts. The recoverable amount of goodwill is tested in a similar manner, and our carrying value of goodwill relating to the LR1 reportable segment (which arose from the acquisition of Navig8 Product Tankers Inc. in 2017), resulted in an additional impairment charge of $2.6 million. During the year ended December 31, 2019, we did not record an impairment charge. Please see “Item 5. Operating and Financial Review and Prospects-Critical Accounting Policies-Vessel Impairment.”
We cannot assure you that we will not recognize additional impairment losses in future years. Any impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our securities.
Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future, and as a result, investors in our common stock could incur substantial losses.
Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future. Our stock prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. In addition, the ongoing outbreak of COVID-19 has caused broad stock market and industry fluctuations. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our common stock. The market price for our common stock may be influenced by many factors, including the following:
•investor reaction to our business strategy;
•our continued compliance with the listing standards of the NYSE;
•regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
•variations in our financial results or those of companies that are perceived to be similar to us;
•our ability or inability to raise additional capital and the terms on which we raise it;
•declines in the market prices of stocks generally;
•trading volume of our common stock;
•sales of our common stock by us or our stockholders;
•general economic, industry and market conditions; and
•other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the ongoing COVID-19 pandemic, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.
These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance, and may be inconsistent with any improvements in actual or expected operating performance, financial condition or other indicators of value. Since the stock price of our common stock has fluctuated in the past, has been recently volatile and may be volatile in the future, investors in our common stock could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current prices.
Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due short sellers of shares of common stock, known as a “short squeeze”. These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks have abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.
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
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

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
Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members of the Lolli-Ghetti family which owns and controls Scorpio. Annalisa Lolli-Ghetti is the majority owner of Scorpio (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 6.64% of our outstanding common shares. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our administrator and/or commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of the date of this annual report, our commercial and technical managers provide commercial and technical management services to approximately 80 and 48 vessels respectively, other than the vessels in our fleet, that are owned, operated or managed by entities affiliated with Messrs. Lauro, and such entities may operate or acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations. In addition, certain members of Scorpio may benefit from economies of scale all of which may not be passed along to us.
Certain of our officers do not devote all of their time to our business, which may hinder our ability to operate successfully.
Our Chief Executive Officer, President, Chief Operating Officer, Vice President, Chief Financial Officer, and Secretary participate in business activities not associated with us, some of whom serve as members of the management teams of Eneti, Inc. (NYSE: NETI) (formerly Scorpio Bulkers Inc.), or Eneti, and Hermitage Offshore Services Ltd. (OTC: HOFSQ) (formerly Nordic American Offshore Ltd.), or Hermitage, and as a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of other companies with which they may be affiliated, including Eneti, Hermitage and other companies within Scorpio. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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
As of December 31, 2020, we had approximately $3.1 billion in interest-bearing debt or obligations due under leasing arrangements. Borrowings under our debt facilities and lease financing arrangements require us to dedicate a part of our cash flow from operations to the payment of interest and principal on our debt. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our secured debt facilities and certain of our lease financing arrangements bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as seeking to raise additional capital, refinancing or restructuring our debt, selling tankers, or reducing or delaying capital investments. However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations.
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
Our debt and lease financing agreements impose operating and financial restrictions on us. These restrictions may limit our ability, or the ability of our subsidiaries party thereto, to, among other things:
•\pay dividends and make capital expenditures if we do not repay amounts drawn under our debt facilities or if there is another default under our debt facilities;
•incur additional indebtedness, including the issuance of guarantees;
•create liens on our assets;
•change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;
•sell our vessels;
•merge or consolidate with, or transfer all or substantially all our assets to, another person; or
•enter into a new line of business.
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
Furthermore, our debt and lease financing agreements contain cross-default provisions that may be triggered if we default under the terms of any one of our financing agreements. In the event of default by us under one of our debt agreements, the lenders under our other debt or lease financing agreements could determine that we are in default under such other financing agreements. Such cross defaults could result in the acceleration of the maturity of such indebtedness under these agreements and the lenders thereunder may foreclose upon any collateral securing that indebtedness, including our vessels, even if we were to subsequently cure such default. In addition, our credit facilities and lease financing arrangements contain subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in our business. In the event of such acceleration or foreclosure, we might not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, results of operations and financial condition.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands pursuant to the BCA on July 1, 2009. We provide seaborne transportation of refined petroleum products worldwide. We began our operations in October 2009 with three vessels. In April 2010, we completed our initial public offering, and our common stock commenced trading on the New York Stock Exchange, or NYSE, under the symbol “STNG.” We have since expanded, and as of March 30, 2021, our fleet consisted of 131 wholly owned, finance leased or bareboat chartered-in tankers (42 LR2, 12 LR1, 63 MR and 14 Handymax) with a weighted average age of approximately 5.2 years.
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
Fleet Development
    For information regarding the development of our fleet, including vessel acquisitions and newbuilding deliveries, please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures-Vessel Acquisitions and Dispositions.”
Recent Developments
At the Market Bond Offering Program
In January 2021, we entered into a note distribution agreement or the Distribution Agreement with B. Riley Securities, Inc., as sales agent, or the Agent, under which we may offer and sell, from time to time, up to an additional $75.0 million aggregate principal amount of our 7.00% Senior Notes due 2025, or the Additional Notes.
Any Additional Notes sold will be issued under that certain indenture pursuant to which we previously issued $28.1 million aggregate principal amount of 7.00% Senior Notes due 2025, or the Senior Notes due 2025, on May 29, 2020, or the “Initial Notes”). The Additional Notes will have the same terms as the Initial Notes (other than date of issuance), form a single series of debt securities with the Initial Notes and have the same CUSIP number and be fungible with, the Initial Notes immediately upon issuance, including for purposes of notices, consents, waivers, amendments and any other action permitted under the aforementioned indenture. The Senior Notes due 2025 are listed on the NYSE under the symbol “SBBA.”
Sales of the Additional Notes may be made over a period of time, and from time to time, through the Agent, in transactions involving an offering of the Senior Notes due 2025 into the existing trading market at prevailing market prices. Since its inception, we have issued $13.6 million aggregate principal amount of Senior Notes due 2025 under the program, resulting in $13.3 million in aggregate net proceeds (net of underwriters commissions and expenses).
Declaration of Dividend
On February 17, 2021, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on March 15, 2021 to all shareholders of record as of March 2, 2021.
Convertible Notes due 2022
On March 2, 2021, the conversion rate of the 3.00% Convertible Notes due 2022, or the Convertible Notes due 2022, was adjusted to reflect the payment of a cash dividend on March 15, 2021 to all shareholders of record as of March 2, 2021. The new conversion rate for the Convertible Notes due 2022 is 26.6617 of the Company's common shares representing an increase of the prior conversion rate of 0.1806 for each $1,000 principal amount of the Convertible Notes due 2022.
March 2021 Exchange Offer and New Issuance of Convertible Notes
In March 2021, we completed the exchange of approximately $62.1 million in aggregate principal amount of the existing Convertible Notes due 2022 for approximately $62.1 million in aggregate principal amount of new 3.00% Convertible Notes due 2025, or the Convertible Notes due 2025, pursuant to separate, privately negotiated, agreements with certain holders of the Convertible Notes due 2022, which we refer to as the March 2021 Exchange Offer. Simultaneously with the March 2021 Exchange Offer, we issued and sold $76.1 million in aggregate principal amount of Convertible Notes due 2025 pursuant to separate, privately negotiated, agreements with certain investors in a private offering, which we refer to as the March 2021 Convertible Notes Offering.

The Convertible Notes due 2025 are our senior, unsecured obligations and bear interest at a rate of 3.00% per year. Interest is payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2021. The Convertible Notes due 2025 will mature on May 15, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms.
Following the closing of the March 2021 Exchange Offer and the March 2021 Convertible Notes Offering, we had outstanding approximately $89.1 million and $138.2 million in aggregate principal amount of Convertible Notes due 2022 and Convertible Notes due 2025, respectively. For further information, please see “"Item 5 - Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Long Term Debt Obligations and Credit Arrangements".
Drawdowns from existing facilities
In January 2021, we executed an agreement to extend the availability period for future drawdowns on our BNPP Sinosure Credit Facility (which is described more fully later in this report) to June 15, 2022 from March 15, 2021. In March 2021, we drew down $1.9 million from our BNPP Sinosure Credit Facility to partially finance the purchase and installation of a scrubber on a MR product tanker.
In January 2021, we drew down $10.0 million from our China Huarong Lease Financing (which is described more fully later in this report) to partially finance the purchase and installations of scrubbers on five MR product tankers.
In January 2021, we drew down $2.1 million from our ING Credit Facility (which is described more fully later in this report) to partially finance the purchase and installations of scrubbers on two LR2 product tankers.
In January 2021, we drew down an aggregate of $11.4 million, which consisted of (i) $3.8 million under the BCFL Lease Financing (LR2s); (ii) $5.8 million under the BCFL Lease Financing (MRs) and (iii) $1.9 million under the $116.0 Million Lease Financing (each financing is described more fully later in this report) to partially finance the purchase and installations of scrubbers on six product tankers.
2021 AVIC Lease Financing
In February 2021, we closed on the sale and leaseback of two vessels (STI Memphis and STI Soho) with AVIC International Leasing Co., Ltd. for aggregate proceeds of $44.2 million (the “2021 AVIC Lease Financing"). We repaid the outstanding indebtedness of $30.0 million related to these vessels on the 2018 NIBC Credit Facility (which is described more fully later in this report) as part of these transactions. In March 2021, we sold and leased back two additional vessels (STI Lombard and STI Osceola) under the 2021 AVIC Lease Financing for aggregate proceeds of $53.1 million. We repaid the outstanding indebtedness of $29.6 million related to these vessels on the ING Credit Facility as part of these transactions. The 2021 AVIC Lease Financing is described more fully below under "Item 5B - Liquidity and Capital Resources - Long-Term Debt Obligations and Credit Arrangements".
2021 $21.0 Million Credit Facility
In February 2021, we drew down $21.0 million on a term loan facility with a European financial institution (the "2021 $21.0 Million Credit Facility"). The proceeds of this loan facility were used to refinance the outstanding debt on an LR2 product tanker, STI Madison, that was previously financed under our KEXIM Credit Facility (which is described more fully later in this report). We repaid the outstanding indebtedness of $15.9 million related to this vessel on the KEXIM Credit Facility in January 2021 upon its maturity. The 2021 $21.0 Million Credit Facility is described below under "Item 5B - Liquidity and Capital Resources - Long-Term Debt Obligations and Credit Arrangements".
2021 CMBFL Lease Financing
In March 2021, we received a commitment to sell and leaseback four Handymax vessels (STI Comandante, STI Brixton, STI Pimlico and STI Finchley) and one MR vessel (STI Westminster) from CMB Financial Leasing Co. Ltd, or CMBFL (the "2021 CMBFL Lease Financing"). The borrowing amount under the arrangement will be up to $79.1 million in aggregate. In March 2021 we closed on the sale and leaseback of the four aforementioned Handymax vessels under the 2021 CMBFL Lease Financing for aggregate proceeds of $58.8 million. We repaid the outstanding indebtedness of $46.7 million related to these vessels on the ING Credit Facility (which is described more fully later in this report) as part of these transactions. The sale and leaseback of the remaining vessel is subject to the execution of definitive documentation. The 2021 CMBFL Lease Financing is described below under "Item 5B - Liquidity and Capital Resources - Long-Term Debt Obligations and Credit Arrangements".
2021 TSFL Lease Financing
In March 2021, we closed on the sale and leaseback of three MR vessels (STI Black Hawk, STI Notting Hill and STI Pontiac) with Taiping & Sinopec Financial Leasing Co., Ltd. for aggregate proceeds of $57.7 million (the "2021 TSFL Lease Financing"). We repaid the outstanding indebtedness of $40.7 million related to these three vessels on the ING Credit Facility as part of these transactions. The 2021 TSFL Lease Financing is described more fully below under "Item 5B - Liquidity and Capital Resources - Long-Term Debt Obligations and Credit Arrangements"
Exhaust Gas Cleaning System (Scrubber) agreement
In February 2021, we amended an agreement with respect to the purchase of scrubbers on 19 of our vessels to extend the availability period to purchase these scrubbers. The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers (under the amended agreement) and Ballast Water Treatment Systems or BWTS.

Amounts in thousands of US dollars	As of March 30, 2021
Less than 1 month	$154
1-3 months	5,417
3 months to 1 year	6,936
1-5 years	17,884
5+ years	—
Total	$30,391
B. Business Overview
We provide seaborne transportation of refined petroleum products worldwide. As of March 30, 2021, our fleet consisted of 131 wholly owned, finance leased or bareboat chartered-in tankers (42 LR2, 12 LR1, 63 MR and 14 Handymax) with a weighted average age of approximately 5.2 years, which we refer to collectively as our Operating Fleet.
The following table sets forth certain information regarding our Operating Fleet as of March 30, 2021:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, finance leased or bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed

24	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Benicia	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
38	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
39	STI Memphis	2014	49,990	—	SMRP (2)	MR	Yes
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
46	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
48	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
52	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
54	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
55	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
60	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Majestic	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Magnetic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
69	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
70	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes

71	STI Miracle	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
73	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
74	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
75	STI Excel	2015	74,000	—	SLR1P (3)	LR1	Not Yet Installed
76	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
77	STI Expedite	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
78	STI Exceed	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
79	STI Executive	2016	74,000	—	SLR1P (3)	LR1	Yes
80	STI Excellence	2016	74,000	—	SLR1P (3)	LR1	Yes
81	STI Experience	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed
82	STI Express	2016	74,000	—	SLR1P (3)	LR1	Yes
83	STI Precision	2016	74,000	—	SLR1P (3)	LR1	Yes
84	STI Prestige	2016	74,000	—	SLR1P (3)	LR1	Yes
85	STI Pride	2016	74,000	—	SLR1P (3)	LR1	Yes
86	STI Providence	2016	74,000	—	SLR1P (3)	LR1	Yes
87	STI Elysees	2014	109,999	—	SLR2P (4)	LR2	Yes
88	STI Madison	2014	109,999	—	SLR2P (4)	LR2	Yes
89	STI Park	2014	109,999	—	SLR2P (4)	LR2	Yes
90	STI Orchard	2014	109,999	—	SLR2P (4)	LR2	Yes
91	STI Sloane	2014	109,999	—	SLR2P (4)	LR2	Yes
92	STI Broadway	2014	109,999	—	SLR2P (4)	LR2	Yes
93	STI Condotti	2014	109,999	—	SLR2P (4)	LR2	Yes
94	STI Rose	2015	109,999	—	SLR2P (4)	LR2	Yes
95	STI Veneto	2015	109,999	—	SLR2P (4)	LR2	Yes
96	STI Alexis	2015	109,999	—	SLR2P (4)	LR2	Yes
97	STI Winnie	2015	109,999	—	SLR2P (4)	LR2	Yes
98	STI Oxford	2015	109,999	—	SLR2P (4)	LR2	Yes
99	STI Lauren	2015	109,999	—	SLR2P (4)	LR2	Yes
100	STI Connaught	2015	109,999	—	SLR2P (4)	LR2	Yes
101	STI Spiga	2015	109,999	—	SLR2P (4)	LR2	Yes
102	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2	Yes
103	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2	Yes
104	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2	Yes
105	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2	Yes
106	STI Lombard	2015	109,999	—	SLR2P (4)	LR2	Yes
107	STI Grace	2016	109,999	—	SLR2P (4)	LR2	Yes
108	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2	Yes
109	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2	Yes
110	STI Solace	2016	109,999	—	SLR2P (4)	LR2	Yes
111	STI Stability	2016	109,999	—	SLR2P (4)	LR2	Yes
112	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2	Yes
113	STI Supreme	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
114	STI Symphony	2016	109,999	—	SLR2P (4)	LR2	Yes
115	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2	Yes
116	STI Goal	2016	113,000	—	SLR2P (4)	LR2	Yes
117	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2	Yes

118	STI Guard	2016	113,000	—	SLR2P (4)	LR2	Yes
119	STI Guide	2016	113,000	—	SLR2P (4)	LR2	Yes
120	STI Selatar	2017	109,999	—	SLR2P (4)	LR2	Yes
121	STI Rambla	2017	109,999	—	SLR2P (4)	LR2	Yes
122	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2	Yes
123	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2	Yes
124	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2	Yes
125	STI Lobelia	2019	110,000	—	SLR2P (4)	LR2	Yes
126	STI Lotus	2019	110,000	—	SLR2P (4)	LR2	Yes
127	STI Lily	2019	110,000	—	SLR2P (4)	LR2	Yes
128	STI Lavender	2019	110,000	—	SLR2P (4)	LR2	Yes
129	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(5)
130	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(5)
131	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed	(5)
	Total owned, finance leased and bareboat charter-in fleet DWT		9,223,160

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M., or SCM. SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP is a related party to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P is a related party to the Company.
(4)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P is a related party to the Company.
(5)	In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.

Chartering Strategy
Generally, we operate our vessels in commercial pools operated by related entities, on time charters or in the spot market. The overall mix of how our vessels are employed varies from time to time based on many factors including our view of the future market conditions.
Commercial Pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market, but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market. As of March 30, 2021, all of the vessels in our Operating Fleet operate in one of the Scorpio Pools.
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
Management of our Fleet
Commercial and Technical Management
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the terms and conditions set forth under a revised master agreement which was effective as from January 1, 2018 (the "Revised Master Agreement"). The Revised Master Agreement may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with the provisions of the Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the Revised Master Agreement or on substantially similar terms.
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
On September 29, 2016, we agreed to amend the then current administrative services agreement with SSH to eliminate the fee equal to 1% of the gross purchase or sale price that was payable upon the consummation of any such purchase or sale. This fee was eliminated for all vessel purchase or sale agreements entered into after September 29, 2016. During the year ended December 31, 2020, no fees were paid to SSH for the sale or purchase of vessels.
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

Oil Tanker Demand
In broad terms, demand for oil products traded by sea is primarily affected by global and regional economic conditions, as well as other factors such as changes in the location of productive capacity, and variations in regional prices. Demand for shipping capacity is a product of the physical quantity of the cargo (measured, depending on the cargo in terms of tons or cubic metrics), together with the distance the cargo is carried. Demand cycles move broadly in line with developments in the global economy, with growth rate of demand for products slowing significantly and becoming negative in some years in the period immediately after the onset of the global economic downturn in late 2008, before recovering gradually from 2011 with general improvement in the global macro-economic environment. Low crude prices between 2015 and 2017 induced greater consumption, which led to increased seaborne trade of crude oil as well as refined products. Growth in seaborne trade slowed in 2018 because of inventory drawdown in crude as well as refined products. In 2019, decline in seaborne trade was on account of lower refinery runs and weaker economic growth. Refineries underwent maintenance in 1H19 to prepare for LSFO and MGO demand related with IMO 2020 regulations on the control of Sulphur emission, while refinery runs were lower in 2H19 due to weaker economic growth.

The outbreak of COVID-19 severely affected the demand for crude oil and refined petroleum products in 2020 as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. Accordingly, the world seaborne tanker trade, including crude oil, oil products, and chemicals fell 8.5% to 3,109 million tons. The decline in trade from 3,396 million tons in 2019 was mainly led by a steep fall of 8.5% and 9.9% in both crude oil and oil products trade to a total of 1,886 million tons and 934 million tons respectively in 2020 due to demand destruction following mobility restrictions enforced by state authorities in several major economies and can be seen as an outlier. Oil demand and trade started recovering gradually in 2H20 with easing lockdown restriction in major parts of the world. Moreover, several countries have authorized emergency use of various COVID-19 vaccines, and the widespread availability of these vaccines would play a key role in containing the pandemic, which will support the seaborne trade and tanker demand.

In 2020, 3,109 million tons of crude oil, products and vegetable oils/chemicals were moved by sea. Of this, crude shipments constituted 1,886 million tons of cargo, products 934 million tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products.

World Seaborne Tanker Trade

	Crude Oil		Refined Products		Veg Oils/ Chemicals		Total
Year	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y
2002	1,756	0.3%	519	0.3%	122	7.0%	2,396	0.6%
2003	1,860	5.9%	550	6.0%	129	5.9%	2,538	5.9%
2004	1,963	5.6%	599	8.8%	141	9.5%	2,703	6.5%
2005	1,994	1.6%	646	8.0%	156	10.5%	2,797	3.5%
2006	1,996	0.1%	677	4.7%	166	6.5%	2,839	1.5%
2007	2,008	0.6%	723	6.8%	176	5.9%	2,907	2.4%
2008	2,014	0.3%	765	5.8%	179	1.8%	2,957	1.7%
2009	1,928	(4.2)%	777	1.6%	202	12.9%	2,907	(1.7)%
2010	1,997	3.6%	810	4.3%	217	7.4%	3,024	4.0%
2011	1,941	(2.8)%	860	6.3%	228	5.1%	3,029	0.2%
2012	1,988	2.4%	859	(0.2)%	240	5.3%	3,087	1.9%
2013	1,920	(3.4)%	904	5.3%	252	5.1%	3,077	(0.3)%
2014	1,904	(0.9)%	914	1.1%	252	(0.1)%	3,070	(0.2)%
2015	1,974	3.7%	963	5.3%	266	5.4%	3,202	4.3%
2016	2,050	3.9%	999	3.8%	267	0.6%	3,317	3.6%
2017	2,109	2.9%	1,043	4.3%	283	5.8%	3,435	3.6%
2018	2,096	(0.6)%	1,055	1.1%	293	3.4%	3,443	0.2%
2019*	2,061	(1.7)%	1,036	(1.8)%	300	2.4%	3,396	(1.4)%
2020*	1,886	(8.5)%	934	(9.9)%	289	(3.6)%	3,109	(8.5)%
CAGR (2015-2020)	(0.9)%		(0.6)%		1.7%		(0.6)%
CAGR (2010-2020)	(0.6)%		1.4%		2.9%		0.3%

* Provisional estimate
Source: GTIS, Drewry

The volume of oil moved by sea was affected by the economic recession in 2008 and 2009, but since then, renewed growth in the world economy and in oil demand has had a positive impact on seaborne trade. Oil demand has benefited from economic growth in Asia, especially in China, where oil consumption increased by a compound average growth rate (CAGR) of 4.5% between 2010 and 2020 to touch 13.8 million barrels per day (mbpd). Low per capita oil consumption in developing countries, such as China and India, compared with the developed world provides scope for higher oil consumption in these economies. Conversely, oil consumption in developed OECD economies has been in decline for much of the last decade, but in 2015, this trend was reversed for the United States (U.S.) and some European countries primarily due to the positive impact of lower oil prices on demand for products such as gasoline. Oil demand in OECD economies declined at a CAGR of 1.9% from 46.4 mbpd in 2015 to 42.2 mbpd in 2020. Excluding 2020 when COVID-19 severely affected crude oil demand, crude oil consumption during 2015-19 increased at a CAGR of 0.7% to 47.7 mbpd in OECD countries. Provisional data suggests that oil demand of OECD America increased 1.1 mbpd during 2015-2019 to 25.7 mbpd due to improved demand in the US, Canada, and Mexico. In 2020, oil consumption for OECD countries declined 11.6% yoy to 42.2 mbpd.

World Oil Consumption: 1992-2020*
(Million bpd)

* Provisional estimate
Source: IEA, Drewry

Provisional estimates suggest that world oil demand in 2020 was 91.2 mbpd, a decline of 8.8% yoy from 2019, and between 2010 and 2020, world oil demand grew at a CAGR of 0.3%. Excluding the outlier year of 2020, world oil demand grew at a CAGR of 1.4% during 2010-2019. Even though global oil demand was hampered in 2020, we expect it to bounce back strongly in 2021 as the global economy revives. According to the IMF, the global economy is projected to grow at 5.5% in 2021 after shrinking 3.5% in 2020, while China, the key growth driver of tankers, is expected to grow 8.1% in 2021 after growing at 2.3% in 2020
Oil Product Exports & Imports

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

Oil Product Exports - Major Growth Regions
(Million bpd)

Source: JODI, Drewry
    In a short span of time, the U.S. has become the largest exporter of refined products in the world, with supplies from U.S. Gulf Coast terminals heading to most parts of the globe. By way of illustration, U.S. product exports to Latin America have grown 2.2x between 2010 and 2019 to 1.7 mbpd. Most of these exports were carried by MR product tankers, which constitute about 55% of global product tanker fleet capacity and have been the mainstay of seaborne trade in refined petroleum products. However, lower crude oil prices in 2015 and 2016 adversely impacted U.S. shale oil producers, and accordingly, crude production in the region was on the decline from May 2015 to September 2016. Nevertheless, the production cut by OPEC members from January 2017 came as a relief for domestic producers and U.S. crude production continued to increase; the U.S. became the largest crude producer in the world in September 2018. U.S. crude production increased at a CAGR of 6.7% during 2015-19 to 12.2 mbpd. U.S. crude oil production declined 7.7% yoy in 2020 to 11.3 mbpd following the sharp decline in crude oil prices amid weak global oil demand due to the pandemic.

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2010 and 2019, the total OECD refining throughput registered a marginal increase of 0.4% CAGR to 38.1 mbpd, largely because of cutbacks in OECD Europe, but the throughput in OECD Americas during the same period grew at a CAGR of 0.7% to 19.1 mbpd. Refinery throughput of OECD countries declined 13.1% yoy to 33.1 mbpd in 2020 mainly because of the pandemic which hit global oil demand and higher inventory levels. In 2020, refining throughput of OECD countries accounted for 44.5% of global refinery throughput.

Asia (excluding China) and the Middle East added about 2.57 mbpd refinery capacity during 2018-2020, a substantial part of which is destined for international markets. Nearly 0.55 mbpd of new refining capacity in the Middle East and another 0.45 mbpd in Asia (excluding China) came online in 2019, taking the combined new refining capacity in the Middle East and Asia (excluding China) to 1.0 mbpd. China’s refining capacity increased 1.1 mbpd in 2019 and 0.31 mbpd in 2020. In the Middle East and Asia (excluding China) refining capacity increased 0.57 mbpd and 0.16 mbpd respectively in 2020, but net refining capacity declined 0.02 mbpd in OECD America and 0.04 mbpd in non-OECD Europe during the same period. As a result of these developments, countries such as India, China and Saudi Arabia have consolidated their positions as major exporters of products. Export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have promoted long-haul shipments to cater to the demand for products.

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
Global tanker fleet expanded 2.4% yoy (based on capacity) in the last one year mainly supported by high deliveries and muted demolitions. As of February 28, 2021, the total oil tanker fleet (crude, products and product/chemical tankers) consisted of 5,354 ships with a combined capacity of 604.8 mdwt.
The Oil Tanker Fleet - February 28, 2021

	Deadweight Tons	Number of		Capacity
Vessel Type	(Dwt)	Vessels	% of Fleet	(m Dwt)	% of Fleet
Crude Tankers (1)
VLCC/ULCC	200,000+	835	37.0	257.4	59.6
Suezmax	120-199,999	606	26.9	94.5	21.9
Aframax	80-119,999	668	29.6	73.0	16.9
Panamax	55-79,999	81	3.6	5.6	1.3
Handymax	40-54,999	7	0.3	0.3	0.1
Handy	25-39,999	5	0.2	0.2	—
Handy	10-24,999	52	2.3	0.8	0.2
Total Fleet		2,254	100.0	431.8	100.0

Product Tankers
Long Range 3 (LR3)	120-199,999	21	1.4	3.3	3.4
Long Range 2 (LR2)	80-119,999	385	25.8	42.3	42.8
Long Range 1 (LR1)	55-79,999	350	23.4	25.7	26.1
Medium Range 2 (MR2)	40-54,999	443	29.7	20.8	21.1
Medium Range 1 (MR1)	25-39,999	117	7.8	4.0	4.0
Handy	10-24,999	178	11.9	2.6	2.6
Total Fleet		1,494	100.0	98.7	100.0

Product/Chemical Tankers (2)
Long Range 3 (LR3)	120-199,999	—	—	—	—
Long Range 2 (LR2)	80-119,999	3	0.2	0.3	0.4
Long Range 1 (LR1)	55-79,999	34	2.1	2.5	3.3
Medium Range 2 (MR2)	40-54,999	1,237	77.0	60.0	80.7
Medium Range 1 (MR1)	25-39,999	294	18.3	11.0	14.8
Handy	10-24,999	38	2.4	0.6	0.8
Total Fleet		1,606	100.0	74.4	100.0

Product & Product/Chemical Fleet
Long Range 3 (LR3)	120-199,999	21	0.7	3.3	1.9
Long Range 2 (LR2)	80-119,999	388	12.5	42.6	24.6
Long Range 1 (LR1)	55-79,999	384	12.4	28.2	16.3
Medium Range 2 (MR2)	40-54,999	1,680	54.2	80.8	46.7
Medium Range 1 (MR1)	25-39,999	411	13.3	14.9	8.6
Handy	10-24,999	216	7.0	3.1	1.8
Total Fleet		3,100	100.0	172.9	100.0

Crude, Product and Product/Chemical Tanker Fleet
VLCC/ULCC	200,000+	835	15.6	257.4	42.6
Suezmax/LR3	120-199,999	627	11.7	97.8	16.2
Aframax/LR2	80-119,999	1,056	19.7	115.6	19.1
Panamax/LR1	55-79,999	465	8.7	33.8	5.6
Handy/Medium Range	40-54,999	1,687	31.5	81.1	13.4
Handy/Medium Range	25-39,999	416	7.8	15.1	2.5
Handy/Handymax	10-54,999	268	5.0	4.0	0.7
Total Fleet		5,354	100.0	604.8	100.0

(1)Included shuttle tankers and tankers on storage duties
(2)Excludes pure chemical tankers

Source: Drewry

The world product tanker fleet as on February 28, 2021, consisted of 3,100 vessels with a combined capacity of 173.0 mdwt. The breakdown of the fleet by type (crude, product and product/chemical) and by size, together with the orderbook for newbuilding tankers as on February 28, 2021, is illustrated in the table below.

The World Tanker Orderbook (1) - February 28, 2021

Vessel Type	Deadweight	Existing	Fleet	Orderbook		Orderbook % Fleet		2021		2022		2023
	(Dwt)	No	m Dwt	No	m Dwt	No	Dwt	No	m Dwt	No	m Dwt	No	m Dwt

Crude Tankers (1)
VLCC/ULCC	200,000+	835.0	257.4	72.0	21.9	8.6	8.5	29.0	8.9	38.0	11.5	5.0	1.5
Suezmax	120-199,999	606.0	94.5	53.0	8.2	8.7	8.7	14.0	2.2	37.0	5.7	2.0	0.3
Aframax	80-119,999	668.0	73.0	51.0	5.8	7.6	7.9	25.0	2.8	24.0	2.7	2.0	0.2
Panamax	55-79,999	81.0	5.6	1.0	0.1	1.2	1.2			1.0	0.1
Handymax	40-54,999	7.0	0.3	—	—	—	—	—	—	—	—	—	—
Handy	25-39,999	5.0	0.2	—	—	—	—	—	—	—	—	—	—
Handy	10-24,999	52.0	0.8	—	—	—	—	—	—	—	—	—	—
Total Fleet		2,254.0	431.8	177.0	36.0	7.9	8.3	68	13.9	100	20	9	2

Product Tankers
Long Range 3 (LR3)	120-199,999	21.0	3.3	12.0	1.4	57.1	43.4	—	—	6.0	0.7	6.0	0.7
Long Range 2 (LR2)	80-119,999	385.0	42.3	36.0	4.0	9.4	9.5	24.0	2.7	8.0	0.9	4.0	0.4
Long Range 1 (LR1)	55-79,999	350.0	25.7	—	—	—	—	—	—		—		—
Medium Range 2 (MR2)	40-54,999	443.0	20.8	25.0	1.3	5.6	6.0	11.0	0.6	11.0	0.6	3.0	0.2
Medium Range 1 (MR1)	25-39,999	117.0	4.0	—	—	—	—	—	—	—	—	—	—
Handy	10-24,999	178.0	2.6	10.0	0.2	5.6	6.3	10.0	0.2	—	—	—	—
Total Fleet		1,494.0	98.7	83.0	6.9	5.6	7.0	45.0	3.5	25.0	2.2	13.0	1.3

Product/Chemical Tankers (2)
Long Range 3 (LR3)	120-199,999	—	—	—	—	—	—	—	—	—	—	—	—
Long Range 2 (LR2)	80-119,999	3.0	0.3	—	—	—	—	—	—	—	—	—	—
Long Range 1 (LR1)	55-79,999	34.0	2.5	1.0	0.1	2.9	3.1	1.0	0.1	—	—	—	—
Medium Range 2 (MR2)	40-54,999	1,237.0	60.0	83.0	4.1	6.7	6.9	55.0	2.7	25.0	1.3	3.0	0.1
Medium Range 1 (MR1)	25-39,999	294.0	11.0	13.0	0.5	4.4	4.1	12.0	0.4	1.0	—	—	—
Handy	10-24,999	38.0	0.6	—	—	—	—	—	—	—	—	—	—
Total Fleet		1,606.0	74.4	97.0	4.7	6.0	6.3	68.0	3.2	26.0	1.3	3.0	0.1

Product & Product/Chemical Fleet
Long Range 3 (LR3)	120-199,999	21.0	3.3	12.0	1.4	57.1	43.4	—	—	6.0	0.7	6.0	0.7
Long Range 2 (LR2)	80-119,999	388.0	42.6	36.0	4.0	9.3	9.5	24.0	2.7	8.0	0.9	4.0	0.4
Long Range 1 (LR1)	55-79,999	384.0	28.2	1.0	0.1	0.3	0.3	1.0	0.1	—	—	—	—
Medium Range 2 (MR2)	40-54,999	1,680.0	80.8	108.0	5.4	6.4	6.7	66.0	3.3	36.0	1.8	6.0	0.3
Medium Range 1 (MR1)	25-39,999	411.0	14.9	13.0	0.5	3.2	3.0	12.0	0.4	1.0	—	—	—
Handy	10-24,999	216.0	3.1	10.0	0.2	4.6	5.1	10.0	0.2	—	—	—	—

Total Fleet		3,100.0	172.9	180.0	11.6	5.8	6.7	113.0	6.7	51.0	3.4	16.0	1.4

Crude, Product and Product/Chemical Tanker Fleet
VLCC/ULCC	200,000+	835.0	257.4	72.0	21.9	8.6	8.5	29.0	8.9	38.0	11.5	5.0	1.5
Suezmax/LR3	120-199,999	627.0	97.8	65.0	9.7	10.4	9.9	14.0	2.2	43.0	6.4	8.0	1.0
Aframax/LR2	80-119,999	1,056.0	115.6	87.0	9.8	8.2	8.5	49.0	5.5	32.0	3.6	6.0	0.7
Panamax/LR1	55-79,999	465.0	33.8	2.0	0.1	0.4	0.4	1.0	0.1	1.0	0.1	—	—
Handy/Medium Range	40-54,999	1,687.0	81.1	108.0	5.4	6.4	6.7	66.0	3.3	36.0	1.8	6.0	0.3
Handy/Medium Range	25-39,999	416.0	15.1	13.0	0.5	3.1	3.0	12.0	0.4	1.0	—	—	—
Handy/Handymax	10-54,999	268.0	4.0	10.0	0.2	3.7	4.0	10	0.2	0	—	0	—
Total Fleet		5,354.0	604.8	357.0	47.6	6.7	7.9	181.0	20.6	151.0	23.4	25.0	3.5

(1) Included shuttle tankers and tankers on storage duties
(2) Product and product/chemical tankers only, excludes pure chemical tankers
Source: Drewry

    As of February 28, 2021, the orderbook for product and product/chemical tankers of above 10,000 dwt comprised 180 vessels with combined capacity of 11.6 mdwt, equivalent to 6.7% of the existing fleet in capacity terms. Based on the total orderbook and scheduled deliveries, nearly 6.6 mdwt is expected to be delivered in the remaining months of 2021, followed by 3.5 mdwt in 2022 and the remaining 1.4 mdwt in 2023. In recent years however the orderbook has been affected by the non-delivery of vessels (sometimes referred to as ‘slippage’). Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while others were due to vessel cancellations. Slippage is likely to remain an issue going forward, and as such, it will have a moderating effect on growth in the product tanker fleet over the next three years. In 2020, deliveries were the lowest in five years due to disruption in yard operations in Asian countries following the outbreak of COVID-19 and weak refined products demand.
Two other important factors are likely to affect product tanker supply in the future. The first is the requirement to retrofit Ballast Water Management Systems (BWTS) to existing vessels. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments. The IMO Ballast Water Management (BWM) Convention contains an environmentally protective numeric standard for the treatment of a ship’s ballast water before it is discharged. This standard, detailed in Regulation ‘D-2’ of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO ‘D-2’ standard is also the standard that has been adopted by the U.S. Coast Guard’s ballast water regulations and the U.S. EPA’s Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. In July 2017, the IMO extended the regulatory requirement of compliance to the BWM Convention from September 8, 2017 to September 8, 2019. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date. As an example for an LR2 tanker, the estimated retrofit cost could be in the range of US$1.3 to US$1.8 million per vessel, including labour. Expenditure of this kind has become another factor impacting the decision to scrap older vessels after BWM Convention came into force in 2019.
The second factor that is likely to impact future vessel supply is the drive to control sulphur emission from ships. Heavy fuel oil (HFO) has been the main fuel of the shipping industry for many years. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulfur content of HFO consumed by ships has been about 3.5% until the end of 2019. It is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (SO2), an important source for acid rain, as well as respiratory diseases. In some port cities, such as Hong Kong, shipping is the largest single source of SO2 emissions, as well as emissions of particulate matter (PM), which are directly tied to the sulfur content of the fuel. One estimate suggests that PM emissions from maritime shipping led to 87,000 premature deaths worldwide in 2012.
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

In order to reduce the emission of air pollutants from ships in key areas of China, the Ministry of Transport issued stricter emission control area regulations in their territorial waters. Beginning on 1 January 2020, ships entering inland waterways, including the Yangtze River and Xijiang River have to adhere to a strict requirement of 0.1% sulphur content. From 1 January 2022, ships will be required to comply with the 0.1% sulphur content requirement when entering the Hainan coastal ECA. In the meantime, China is considering adopting more stringent emission control requirements, such as to implement the 0.1% sulphur content limit requirement in all coastal waters beginning January 1, 2025.
The IMO implemented the emission control regulation globally with effect from January 1, 2020. It stipulates that ships sailing outside ECAs will switch to an alternative fuel with permitted sulphur content up to 0.5% or will retrofit scrubbers in order to reduce emissions. This has created demand for Very Low Sulphur Fuel Oil (VLSFO) with 0.5% sulphur content. The price of low Sulphur fuel oil is considerably higher compared to HFO with 3.5% sulphur content. Some owners of large vessels have also opted for scrubber retrofitting on existing ships. As such the emission regulation may be another factor hastening the eventual demolition of older ships. Within the context of the wider market, increased vessel scrapping is a positive development as it helps to counterbalance new ship deliveries and moderates fleet growth.
Starting 2020, high and low sulfur fuel demand (originating from the shipping industry) reported significant variation. The fuel price spread largely oscillated between US$300 and US$350 per metric ton during the initial days and hovered around US$190-200 per tonne in February 2020. Despite the initial speculation, the shipping industry did not see any systemic shortage of the new low sulfur fuel, which came out as a relief. The premium commanded by low sulphur fuel reduced to around US$120 per ton by January 2021 as the availability of compliant fuel is not an issue due to reduced demand and increased supply across major bunkering ports. The narrowing premium diluted shipowners’ incentive to invest in scrubbers and prolonged the period for the return on investment for those who had already invested in scrubbers. Overall, installation of scrubbers and new fuel regulations turned out to be a non-event in the backdrop of COVID-19 and low fuel prices.
As of February 28, 2021, 28.0% of the existing tanker fleet based on capacity (includes crude, product and product/chemical Tanker Fleet) are either already fitted with scrubbers or are awaiting scrubber retrofit. VLCC/ULCC constitutes the largest proportion with 41.2%, followed by Suezmax/LR3 (26.2%) and Aframax/LR2 (18.9%). Altogether, 169.3 mdwt (1,007 vessels) of tanker capacity have either scrubber installed on them or will have scrubber retrofitted in coming years. Vessels moving out of trade to retrofit scrubbers impede supply growth and support freight rates.
IMO 2030, IMO 2050 and Sea cargo charter
In addition to the recently implemented emission control regulations, the IMO has been devising strategies to reduce greenhouse gases (“GHG”) and carbon emissions from ships. According to the latest announcement, IMO plans to initiate measures to reduce CO2 emissions by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements and encouraging ship owners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia, and may also include limiting the speed of the ships. However, there is still uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. Although the current macroeconomic environment is the main deterrent, IMO-related uncertainty is also a factor discouraging ship owners from ordering newbuild vessels, as these vessels may have a high environmental compliance cost in the future. Some shipowners are ahead of the curve by having ordered LNG-fueled ships in order to comply with stricter regulations that may be announced in future.
In November 2020, Marine Environment Protection Committee (“MEPC”) approved a draft for the new mandatory regulations to cut the carbon intensity of existing ships. Formal adoption of the proposal for GHG and CO2 emissions reduction action plan is expected in June 2021. It will be a combination of technical and operational measures which will be monitored by the flag administration and corrective actions will be required in the event of constant non-compliance. The draft amendments would require the IMO to review the effectiveness of the implementation of the Carbon Intensity Indicator (“CII”) and Energy Efficiency Existing Ship Index (“EEXI”) requirements, by 1 January 2026 at the latest. EEXI is a technical measure and would apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the Energy Efficiency Design Index baseline). On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s Ship Energy Efficiency Management Plan (SEEMP). A ship rated D or E for three consecutive years would have to submit a corrective action plan to show how the required index (C or above) would be achieved. Further, the European Union has endorsed a binding target of at least 55% domestic reduction in economy-wide GHG reduction by 2030 compared to 1990. EU shipowners are required to comply with this regulation.

The Sea Cargo Charter, applicable to bulk ship charterers, is a global framework that allows for the integration of climate considerations into chartering decisions to favor climate-aligned maritime transport. At present, 18 charterers are signatories to the charter and have vowed to make the details of their shipping carbon footprint public.
We expect these regulations to affect old tonnage more, which would need to slow steam or carry out energy efficiency improvements to remain viable. Very old tonnage will however become uneconomical.
Energy Transition
Traditionally, fossil fuel-based energy sources such as oil, natural gas and coal have propelled the global economy, but their share has been declining over the past few years from 86.9% in 2011 to 84.3% in 2019 with the share of oil remaining stagnant at around 33% during the period. However, the energy transition from fossil fuel-based to renewable sources of energy is currently underway which has received a boost from the accelerated sales of electric vehicles (“EVs”), even though their share in total sales was a meager 2.5% in 2019. As the cost of EVs becomes competitive against internal combustion engine vehicles, and charging infrastructure is developed across the world, sales of EVs are expected to gain momentum, reducing the demand for gasoline and diesel in the long run. The demand for naphtha and jet fuel is likely to remain robust and will be the key driver of global trade in crude and refined petroleum products.
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

Crude Tanker - Spot (TCE) Rates: 2002-2021*
(US$/Day)

Year	Caribs	NW Europe	West Africa	AG
	USAC	NW Europe	Caribs/USES	Japan
	40-70,000 DWT	70-100,000 DWT	150-160,000 DWT	280-300,000 DWT
2002	16,567	22,800	19,325	21,667
2003	28,833	41,883	37,367	49,342
2004	42,158	55,408	64,792	95,258
2005	34,933	57,517	40,883	59,125
2006	28,792	47,067	40,142	51,142
2007	30,100	41,975	35,392	45,475
2008	36,992	56,408	52,650	89,300
2009	13,450	19,883	20,242	29,483
2010	17,950	27,825	19,658	40,408
2011	8,817	10,500	12,758	8,700
2012	12,408	9,100	14,275	12,275
2013	13,475	11,427	13,308	12,325
2014	21,383	23,360	23,567	24,625
2015	23,725	37,509	38,350	67,928
2016	13,133	24,333	21,592	42,183
2017	8,942	7,643	11,255	22,617
2018	7,892	9,181	11,075	20,825
2019	17,892	23,041	24,350	41,667
2020	19,300	17,661	23,058	56,308
Jan-21	2,600	(4,840)	1,200	5,000
Feb-21	5,800	(2,480)	1,300	(1,700)

*Up to February 2021
Source: Drewry, Note - These rates do not account for vessel triangulation

Product Tanker - Spot (TCE) Rates: 2011-2021*
(US$/Day)

Year	Baltic	UKC	Arabian Gulf	Arabian Gulf
	UK Continent	USAC	Japan	Japan
	25-39,999 DWT	40-54,999 DWT	55-79,999 DWT	80-119,000 DWT
2011	NA	9,720	3,723	7,528
2012	NA	8,064	6,379	8,106
2013	NA	9,474	7,576	8,505
2014	NA	9,435	10,523	14,163
2015	NA	18,769	23,685	28,783
2016	NA	8,508	12,290	15,006
2017	8,966	7,442	7,225	7,936
2018	8,367	6,196	8,002	9,411
2019	11,777	10,739	14,252	18,698
2020	12,690	13,117	19,949	27,777
Jan-21	1,006	4,512	3,398	5,346
Feb-21	7,767	6,592	2,124	(848)
*Up to February 2021, NA implies not available
Source: Baltic, Drewry, Note - These rates do not account for vessel triangulation

Product tanker rates were weak during 2010-2013 due to lower demand and excess supply. Freight rates in the tanker sector started to improve in the second half of 2014 as result of low growth in vessel supply and rising vessel demand. In the products sector, a number of factors combined to push up rates, including:
•Increased trade due to higher stocking activity and improved demand for oil products
•Longer voyage distances because of refining capacity additions in Asia
•Product tankers also carrying crude encouraged by firm freight rates for dirty tankers
•Lower bunker prices contributing to higher net earnings
Freight rates remained firm throughout 2015 and in the first half of 2016, leading to greater revenue and improved profitability for ship-owners. However, in the second half of 2016, tanker freight rates declined sharply as a result of the increased tanker supply outweighing the demand for tankers. A spate of newbuilding deliveries in 2017 aggravated the situation further for ship-owners and the average one-year spot charter rate declined further. The situation worsened further and TCE rates were below breakeven rates on key routes for the first nine months of 2018. However, towards end-2018, the vessel earnings began to improve as supply growth was moderating in the wake of record high demolitions and reduced new vessel ordering. Increase in product tanker freight rates in 2019 was driven by slow fleet growth and a spike in diesel trade before IMO 2020 regulations came into effect on 1 January 2020. Product tanker freight rates surged to multi-year highs on trickle-down effect from crude tanker market in October 2019 as well as US sanctions on Cosco Shipping Tanker (Dalian) Co, geopolitical tensions and tight supply resulted.
However, in 2020 the tanker market underwent an unprecedented turbulence due to the outbreak of COVID-19. The sudden demand destruction due to lockdown measures and limited availability of onshore storage led to a surge in demand for tankers for floating storage of crude oil as well as refined products. Accordingly, TCE rates of oil tankers rallied across vessel classes in March and April 2020; for instance, average spot TCE rates for MR tankers shot up 131% from US$19,289/day in February 2020 to US$44,618/day in April 2020. However, reduced crude oil production and refinery runs since May 2020 and gradual recovery in demand led to continuous decline in vessel earnings in the latter half of the year as several vessels locked in floating storage rejoined the trading fleet. On a yearly basis though, TCE rates for MR vessels increased 74.1% yoy on average in 2020, while for LR vessels it declined 15% yoy during the same period.

With the virus spreading globally, the weak demand for refinery products led to an increase in both onshore and offshore stocking activity in early 2020 as the increasing use of product tankers as storage facilities coupled with global port congestions resulted in a surge in product tanker rates in March and April. At the end of February 2021, 2.23 mdwt of non-IMO coated tankers comprising nearly 2.2% of the product tanker fleet was used for offshore storage. This figure was lower than the 6 mdwt (about 6.2% of the product tanker fleet) of non-IMO coated tankers deployed for floating storage at the peak of the contango opportunities in the oil market in April 2020, indicating a declining trend in on-the-water storage of crude oil. Product tankers coming out from floating storage increase vessel supply and have an adverse impact of spot rates.
Oil Tanker Newbuilding Prices
Newbuilding prices increased significantly between 2003 and 2007 primarily as a result of increased tanker demand and limited shipbuilding capacity. Thereafter, prices weakened in the face of a poor freight market and lower levels of new ordering. In late 2013, prices started to recover and they continued to edge up slowly during 2014 before falling marginally in late 2015. Moreover, newbuilding prices fell further in 2016 because of excess capacity available at shipyards, accompanied with low steel prices. New orders declined on account of diminishing earnings potential of oil tankers, and mandatory compliance to Tier III emission for ships ordered on or after January 1, 2016, as well as owners’ limited access to cost-effective capital.
Newbuild prices remained stable throughout 2017. However, asset values of newbuilds increased 3-13% in 2019 as they benefited from high charter rates across vessel classes. Newbuild prices declined in 2020 due to lower orders and weak market prospects. Excess shipbuilding capacity has also kept newbuilding prices in check over past 10 years.

Oil Tankers: Newbuilding Prices: 2002-2021*
(In millions of U.S. Dollars)

Year End	37,000(1)	50,000(1)	75,000(1)	110,000(1)	75,000(2)	110,000(2)	160,000(2)	300,000(2)
	DWT	DWT	DWT	DWT	DWT	DWT	DWT	DWT
2002	24.5	26.5	33.0	38.0	31.0	36.0	44.0	66.0
2003	28.5	30.5	36.5	42.0	34.5	40.0	52.0	73.0
2004	34.0	39.0	43.0	59.0	41.0	57.0	68.0	105.0
2005	37.5	42.0	45.0	61.0	43.0	59.0	71.0	120.0
2006	40.5	47.5	52.0	67.0	50.0	65.0	78.0	128.0
2007	46.0	54.0	66.0	80.0	64.0	78.0	90.0	146.0
2008	40.0	46.5	59.0	73.5	57.0	71.5	87.0	142.0
2009	31.0	36.0	44.5	54.0	42.5	52.0	62.0	101.0
2010	33.0	36.0	48.0	59.0	44.6	57.0	67.0	105.0
2011	31.5	36.0	46.0	54.8	44.6	52.8	61.7	99.0
2012	30.0	33.0	44.0	50.0	42.4	48.0	56.5	92.0
2013	31.0	35.0	45.0	53.5	42.1	51.5	59.0	93.5
2014	33.0	37.0	47.5	56.0	44.9	54.0	65.0	97.0
2015	32.0	35.5	47.0	53.5	45.0	51.5	63.0	94.0
2016	30.0	32.0	41.0	47.0	39.0	45.0	54.0	83.0
2017	31.0	33.0	41.0	46.0	38.2	44.0	55.0	81.0
2018	31.4	35.3	41.4	48.8	40.8	46.8	58.7	88.0
2019	32.0	36.0	45.0	51.0	43.0	49.0	61.0	92.7
2020	31.4	34.8	44.2	50.2	42.2	48.2	58.6	88.8
Jan-21	31.0	34.0	43.0	49.0	41.0	47.0	57.0	87.0
Feb-21	31.0	34.0	43.0	50.0	41.0	48.0	59.0	89.0

Long-term average	32.7	36.6	45.2	54.2	43.2	52.2	62.9	98.4

(1) Coated tankers
(2) Uncoated tankers
*Up to February 2021
Source: Drewry
Second-hand Prices
Second-hand values primarily, albeit with a lag, reflect prevailing and expected charter rates. During extended periods of high charter rates, vessel values tend to appreciate and vice versa. However, vessel values are also influenced by other factors, including the age and shipyard of the vessel. Prices for young vessels, those about up to five-years old, are also influenced by newbuilding prices, while prices for old vessels, near the end of their useful economic life, those around at or in excess of 25 years, are influenced by the value of scrap steel.
The table below illustrates the movements of prices for second-hand oil tankers from 2002 to February 2021. In late 2013, prices for all modern tankers increased as a result of improvement in freight rates and positive market sentiment, and further gains were recorded in 2014 and 2015. However, in 2016, second-hand prices saw a double-digit decline on account of weakening freight rates. For illustration, the second-hand price of a five-year old LR vessel of 95,000 dwt capacity fell 35% from US$46 million in 2015 to US$30 million in 2016. However, the market saw increased demand for modern second-hand vessels in 2017 and 2018, in anticipation of a recovery in the freight market and buyers trying to take advantage of historically low asset prices. As such, second-hand modern product tanker prices increased in the range of 3-10% in 2018. Second-hand prices of crude and product tankers increased steeply in 2019 in tandem with a surge in charter rates. With the surge in product tanker and crude tanker freight rates due to higher demand for floating storage driven by the pandemic, second-hand prices of product and crude tankers increased between 5.4% and 14.7% in April 2020 compared to the average second-hand prices in full-year 2019. However, second-hand asset prices declined in the remainder of 2020 on account of the steep decline in freight rates.
Oil Tanker Second-hand Prices for 5 year old vessels: 2002-2021*
(In millions of U.S. Dollars)

Year End	37,000(1)	45,000(1)	75,000(1)	95,000(1)	75,000(2)	95,000(2)	150,000(2)	300,000(2)
	DWT	DWT	DWT	DWT	DWT	DWT	DWT	DWT
2002	15.5	21.5	23.0	31.5	21.0	29.5	39.0	55.0
2003	24.5	29.5	26.0	39.0	24.0	37.0	47.0	70.0
2004	36.0	42.0	40.0	59.0	38.0	57.0	73.0	112.0
2005	40.0	45.5	48.5	60.0	46.5	58.0	75.0	110.0
2006	40.0	47.5	50.0	65.0	48.0	63.0	77.0	115.0
2007	40.0	52.0	61.0	70.5	59.0	68.5	87.0	130.0
2008	36.0	42.0	48.0	57.0	46.0	55.0	77.0	110.0
2009	21.0	24.0	34.5	40.0	32.5	38.0	53.0	77.5
2010	21.5	24.0	37.0	44.0	35.0	42.0	58.0	85.5
2011	24.0	27.0	34.0	35.5	32.0	33.5	45.5	58.0
2012	21.0	24.0	27.0	29.5	25.0	27.5	40.0	57.0
2013	25.0	29.0	33.0	35.0	31.0	33.0	42.0	60.0
2014	23.0	24.0	35.5	44.0	33.5	42.0	57.0	76.0
2015	26.0	27.0	38.0	48.0	36.0	46.0	60.0	80.0
2016	20.0	22.0	30.0	32.0	28.0	30.0	42.0	60.0
2017	21.0	24.0	29.0	32.0	27.0	30.0	40.0	62.0
2018	23.0	27.0	31.0	34.0	29.0	32.0	44.0	64.0
2019	24.7	28.8	33.2	39.5	31.2	37.5	49.7	70.8
2020	24.3	28.0	32.6	40.0	30.6	38.0	49.2	70.4
Jan-21	24.5	27.5	31.0	35.0	29.0	33.0	45.0	65.0
Feb-21	24.0	27.5	31.0	35.0	29.0	33.0	43.0	65.0
Long-term average	26.2	30.7	35.9	43.6	33.9	41.6	54.8	79.3
(1) Coated tankers

(2) Uncoated tankers
*Up to February 2021
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
International Maritime Organization
    The International Maritime Organization, or the IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the SOLAS Convention, and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to noxious liquid substances carried in bulk and harmful substances carried in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.
In 2012, the IMO’s Marine Environmental Protection Committee, or the "MEPC," adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the "IBC Code." The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014 and took effect on January 1, 2021, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. All our vessels complying have been issued new certificates accordingly
Air Emissions
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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
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
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, ("SEEMPS"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI"). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.
As part of the wider push towards both the IMO’s 2030 and 2050 greenhouse gas targets, MEPC has agreed draft regulations relating to the Energy Efficiency Existing Ship Index (“EEXI”), to be confirmed at MEPC 76 (June 2021). Once the regulation is approved in the upcoming MEPC 76, the regulations will enter into force from 1st January 2023. The requirements include: (1) a technical requirement to reduce carbon intensity based on EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Any vessels that will not meet these new requirements will need to adopt energy-saving/emission reducing technology, through retrofits, to reach compliant levels. This creates a vast array of implications for the tanker industry going forward. Recycling of older ships could accelerate as the investments to comply with regulations are not feasible. One of the most efficient ways of reducing emissions is reducing power, this would in turn limit vessel speed and with that supply.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims ("LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with the SOLAS Convention and LLMC standards.
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
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificates are renewed as required.
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers ("GBS Standards").
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW"). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified the SOLAS Convention and STCW generally employ the classification societies, which have incorporated the SOLAS Convention and STCW requirements into their class rules, to undertake surveys to confirm compliance.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemicals, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72's amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessments of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022.
Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
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
    Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention have not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
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
In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. These amendments may be formally adopted at MEPC 76 in 2021.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. The effects of these proposals and changes are currently unknown, and recently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
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
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operations.
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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining "waters of the United States" and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the "Navigable Waters Protection Rule," which replaces the rule published on October 22, 2019, and redefined "waters of the United States." This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order. The effect of this rule is currently unknown.
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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market from 2022. This will require shipowners to buy permits to cover these emissions. Contingent on another formal approval vote, specific regulations are forthcoming and are expected to be proposed by 2021.
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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and that withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. Compliance with these regulations and other changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Unions’ carbon market are also forthcoming.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
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
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS Convention. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).
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
Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance, including war loss of hire and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.
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
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$10 million up to, currently, approximately US$3.2 billion. In case of an ‘overspill’ claim, which would fall back on the collective membership and on the total limitation of the liability of group membership, that amount may go up to approximately US$8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in “Item 18. Financial Statements.” You should also carefully read the following discussion with the sections of this annual report entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry,” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.
We generate revenues by charging customers for the transportation of their refined oil and other petroleum products using our vessels. These services are generally provided under the following basic types of contractual relationships:
•Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.
•Time or bareboat charters, which are vessels chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
•Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market, but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs (described below), thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.
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

(1)“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)“Voyage expenses” refers to expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.
(3)“Vessel operating costs” and "Charterhire expense" are defined below under “—Important Financial and Operational Terms and Concepts.”
(4)“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.
As of March 30, 2021, all of our wholly owned, lease financed or bareboat chartered-in vessels were operating in the Scorpio Pools.
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
Voyage charters. Voyage charters or spot voyages, are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses under these charters.
Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate TCE revenue, a non-IFRS measure, which is defined below.
Vessel operating costs. For our owned, lease financed and bareboat chartered-in vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, spares and stores, lubricating oils, communication expenses, and technical management fees. The three largest components of our vessel operating costs are crewing, spares and stores and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.
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
Depreciation. Depreciation expense typically consists of:
•charges related to the depreciation of the historical cost of our owned, or lease financed vessels (less an estimated residual value) over the estimated useful lives of the vessels;
•charges related to the depreciation of our right of use assets (accounted for under IFRS 16) which is based upon the straight-line depreciation of the right of use asset over the life of the lease or the useful life of the asset, if a purchase obligation or a purchase option is reasonably certain to be exercised; and
•charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.
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
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
Our vessel revenues are affected by cyclicity in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market or in spot market-oriented pools. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on SCM’s outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:
•global and regional economic and political conditions;
•increases and decreases in production of and demand for crude oil and petroleum products;
•increases and decreases in OPEC oil production quotas;
•the distance crude oil and petroleum products need to be transported by sea; and
•developments in international trade and changes in seaborne and other transportation patterns.
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
Our fleet growth during 2019 was driven by the Trafigura Transaction. During 2019, our expansion was driven by the acquisition of subsidiaries of Trafigura, which have leasehold interests in 19 product tankers (15 MR and 4 LR2 product tankers) under bareboat chartered-in agreements with subsidiaries of an international financial institution. At closing, four of the MR vessels were under construction and were delivered throughout 2020. The aggregate value of the vessels was $803 million and we assumed the obligations under the bareboat charter agreements for the delivered vessels of approximately $531.5 million and issued approximately 4.0 million shares of common stock at $29.00 per share to Trafigura with an aggregate market value of $115.5 million for the delivered vessels. For the vessels under construction, we issued approximately 0.6 million shares of common stock at $29.00 per share to Trafigura with an aggregate market value of $17.1 million and assumed commitments on the bareboat chartered-in agreements of $138.8 million. Three of the four MR vessels under construction were delivered in the first quarter of 2020, and the remaining MR was delivered in September 2020.
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
The significant judgments and estimates are as follows:
Vessel impairment
Impairment methodology
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels fluctuate with changes in charter rates and the cost of constructing new vessels. At each reporting period end date, we review the carrying amounts of our vessels to determine whether there is any indication that those vessels may have suffered an impairment loss. In this regard, we consider factors such as fluctuations in the recoverable amount of our vessels below their carrying values, or sustained weakness in the product tanker market as potential impairment indicators that necessitate the performance of a full impairment review.
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
Our impairment evaluation is performed on an individual vessel basis when there are indications of impairment. First, we assess the market value, taking into consideration vessel valuations from leading, independent and internationally recognized ship brokers. We then compare that estimate of market value to each vessel’s carrying value and, if the carrying value exceeds the vessel’s market value, or if we are experiencing sustained weakness in the product tanker market, an indicator of impairment exists. An indicator of impairment prompts us to perform a calculation of the potentially impaired vessel’s value in use, in order to appropriately determine the “higher of” the two values.
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
At December 31, 2020, we reviewed the carrying amount of our vessels and right of use assets for vessels to determine whether there was an indication that these assets had suffered an impairment. First, we assessed the fair value less the estimated costs to sell of our vessels taking into consideration vessel valuations from leading, independent and internationally recognized ship brokers. We then compared the fair value less selling costs to each vessel’s carrying value and, if the carrying value exceeded the vessel’s fair value less selling costs, an indicator of impairment exists. We also considered sustained weakness in the product tanker market or other macroeconomic indicators (such as the COVID-19 pandemic) to be an impairment indicator. Based upon these factors, we determined that impairment indicators did exist at December 31, 2020.
Once this determination was made, we prepared a value in use calculation where we estimated each vessel’s future cash flows based on (i) our best estimate of forecasted vessel revenue through a combination of the latest forecast, published time charter rates for the next three years and a 2.34% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period through the vessel's 15th year of useful life and reduced to match the growth in expenses thereafter, (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.34% (2.39% in 2019) growth rate in each period thereafter, and (iii) the evaluation of other inputs such as the vessel's remaining useful life, residual value and utilization rate. These cash flows were then discounted to their present value using a pre-tax discount rate of 7.24%. The results of these tests were as follows:
At December 31, 2020, our operating fleet consisted of 135 owned, finance leased or right of use vessels ("ROU vessels").
•Seven of our owned, lease financed or ROU vessels in our fleet had fair values less selling costs greater than their carrying amount.
•121 of our owned, lease financed or ROU vessels in our fleet had fair values less selling costs lower than their carrying amount.
•We did not obtain valuations from independent ship brokers for seven of our ROU vessels as they are not required under the respective leases.
•We prepared a value in use calculation for all 135 vessels in our fleet, which resulted in an aggregate impairment charge of $14.2 million on 13 MRs. The recoverable amounts per vessel were approximately $27.0 million for one MR, $29.0 million for four MRs, $34.0 million for three MRs and $35.0 million for five MRs.
The factors leading to this impairment charge and the sensitivities thereto, are described further below.
At December 31, 2019, we owned or finance leased 134 vessels in our fleet:
•68 of our owned, finance leased or ROU vessels in our fleet had fair values less selling costs greater than their carrying amount. As such, there were no indicators of impairment for these vessels.
•56 of our owned, finance leased or ROU vessels in our fleet had fair values less selling costs lower than their carrying amount.
•We did not obtain valuations from independent brokers for 10 of our ROU vessels as they were not required under the respective leases.
•We prepared a value in use calculation for all 134 vessels in our fleet, which resulted in no impairment being recognized.
Factors leading to the 2020 impairment charges of vessels and goodwill
The factors leading to the impairment charges recorded during the year ended December 31, 2020 were shaped by the COVID-19 pandemic. Initially, the onset of the COVID-19 pandemic in March 2020 resulted in a sharp reduction of economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities were created, which resulted in record increases in spot TCE rates during the second quarter of 2020. These market dynamics led to a build-up of global oil and refined petroleum product inventories. In June 2020, the underlying oil markets stabilized, and global economies began to recover, albeit at a slow pace. These conditions led to the gradual unwinding of excess inventories and thus a reduction in spot TCE rates. Spot TCE rates have remained subdued ever since, as the continuation of the unwinding of inventories, coupled with tepid demand for oil, have had an adverse impact on the demand for our vessels.

The continued downward pressure on spot TCE rates led to corresponding reductions in published time charter rates, which are the basis for our impairment calculations (as there are no comparable published longer term forecasts for spot TCE rates). One-year published time charter rates were impacted more meaningfully than three-year published time charter rates which implies that the market is pricing in short-term headwinds as the COVID-19 pandemic stretches into 2021, followed by a longer-term recovery once the COVID-19 pandemic subsides. The recovery that is implied in the longer-term published time charter rates is of material benefit to our calculations given that our vessels have an average age of just 5.2 years and an estimated useful life of 25 years. The thesis of a longer-term recovery is supported by factors such as (i) the ongoing distribution of vaccines for the COVID-19 virus and subsequent forecasts for an economic recovery, (ii) shifts in oil refinery capacity favorable to product shipping, and (iii) historically low newbuilding levels of product tankers combined with an aging overall product tanker fleet.
In spite of these forecasts, the short-term headwinds that were observed in the one-year time charter rates caused the recoverable amount of 13 of the MRs in our fleet, as determined by the value in use calculations, to be lower than their carrying values by $14.2 million in aggregate. This dynamic also impacted the value in use calculations for the goodwill that was previously allocated to the LR1 reportable segment which resulted in a goodwill impairment charge of $2.6 million. The aggregate value in use calculations in our LR2 reportable segment were sufficient to support the carrying value of its allocated goodwill of $8.9 million, given the positive outlook for this vessel class.
    Our Fleet—Illustrative comparison of excess of carrying amounts over estimated charter-free market value of certain vessels
During the past few years, the market values of vessels have experienced particular volatility and as a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below the carrying amounts of those vessels.
The table set forth below indicates the carrying amount of each of our vessels or right of use assets as of December 31, 2020 and December 31, 2019 and the aggregate difference between the carrying amount and the market value represented by such vessels or right of use assets (see footnotes to the table set forth below). This aggregate difference represents the approximate analysis of the amount by which we believe we would record a loss if we sold those vessels or right of use assets, in the current environment, on industry standard terms, in cash transactions and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed (i) that the vessels would be sold at a price that reflects our estimate of their basic market values and (ii) for vessels that are under lease financing arrangements or are recorded as right of use assets under IFRS 16 - Leases, the carrying value of the vessel at the date indicated, would be the price at which we would purchase those vessels back from the lessor. Additionally, we have not obtained valuations for certain of our leased vessels that are accounted for as right of use assets under IFRS 16 - Leases, however we have included their carrying amounts in the table set forth below.
Our estimate of basic market value assumes that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:
•reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
•news and industry reports of similar vessel sales;
•news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;
•approximate market values for our vessels or similar vessels that we have received from ship brokers, whether solicited or unsolicited, or that ship brokers have generally disseminated;
•offers that we may have received from potential purchasers of our vessels; and
•vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.
As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values and revenues are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

			Carrying value as of,
	Vessel Name	Year Built	December 31, 2020		December 31, 2019
1	STI Amber	2012	29.1	(1)	29.0
2	STI Topaz	2012	29.2	(1)	29.3
3	STI Ruby	2012	26.6	(1)	29.1
4	STI Garnet	2012	29.3	(1)	29.3
5	STI Onyx	2012	29.3	(1)	29.1
6	STI Fontvieille	2013	27.6	(1)	28.8
7	STI Ville	2013	28.0	(1)	29.2
8	STI Duchessa	2014	27.7	(1)	28.9
9	STI Wembley	2014	27.7	(1)	29.1
10	STI Opera	2014	27.7	(1)	28.7
11	STI Texas City	2014	32.3	(1)	33.8
12	STI Meraux	2014	32.3	(1)	34.0
13	STI San Antonio	2014	32.4	(1)	34.2
14	STI Venere	2014	30.0	(1)	31.5
15	STI Virtus	2014	30.2	(1)	31.6
16	STI Aqua	2014	30.5	(1)	31.8
17	STI Dama	2014	30.4	(1)	31.9
18	STI Benicia	2014	33.3	(1)	34.9
19	STI Regina	2014	30.6	(1)	31.9
20	STI St. Charles	2014	32.3	(1)	33.8
21	STI Yorkville	2014	31.0	(1)	32.1
22	STI Milwaukee	2014	34.1	(1)	36.8
23	STI Battery	2014	30.9	(1)	32.3
24	STI Brixton	2014	27.5	(1)	29.0
25	STI Comandante	2014	26.7	(1)	28.7
26	STI Pimlico	2014	27.4	(1)	29.0
27	STI Hackney	2014	27.4	(1)	28.7
28	STI Acton	2014	27.7	(1)	29.2
29	STI Fulham	2014	27.6	(1)	29.0
30	STI Camden	2014	27.6	(1)	28.9
31	STI Finchley	2014	27.8	(1)	29.2
32	STI Clapham	2014	28.2	(1)	29.5
33	STI Poplar	2014	28.1	(1)	29.3
34	STI Elysees	2014	46.2	(1)	48.1
35	STI Madison	2014	46.3	(1)	48.3
36	STI Park	2014	46.3	(1)	48.0
37	STI Orchard	2014	46.6	(1)	43.7
38	STI Sloane	2014	46.7	(1)	44.0
39	STI Broadway	2014	46.1	(1)	43.2
40	STI Condotti	2014	46.9	(1)	44.0
41	STI Battersea	2014	27.7	(1)	29.0
42	STI Memphis	2014	33.2	(1)	32.2
43	STI Mayfair	2014	31.4	(1)	32.7

44	STI Soho	2014	31.3	(1)	28.7
45	STI Tribeca	2015	31.8	(1)	29.3
46	STI Hammersmith	2015	28.5	(1)	28.2
47	STI Rotherhithe	2015	28.8	(1)	29.9
48	STI Rose	2015	52.1	(1)	50.4
49	STI Gramercy	2015	31.3	(1)	28.6
50	STI Veneto	2015	47.1	(1)	44.0
51	STI Alexis	2015	52.0	(1)	54.0
52	STI Bronx	2015	32.1	(1)	29.2
53	STI Pontiac	2015	34.5	(1)	33.6
54	STI Manhattan	2015	31.8	(1)	32.8
55	STI Winnie	2015	47.9	(1)	44.7
56	STI Oxford	2015	48.1	(1)	44.7
57	STI Queens	2015	32.0	(1)	29.1
58	STI Osceola	2015	34.2	(1)	33.5
59	STI Lauren	2015	47.9	(1)	44.7
60	STI Connaught	2015	47.6	(1)	44.4
61	STI Notting Hill	2015	35.3	(1)	31.9
62	STI Spiga	2015	51.4	(1)	49.7
63	STI Seneca	2015	34.8	(1)	33.4
64	STI Savile Row	2015	52.2	(1)	50.7
65	STI Westminster	2015	35.3	(1)	32.0
66	STI Brooklyn	2015	31.9	(1)	28.9
67	STI Kingsway	2015	52.8	(1)	50.7
68	STI Lombard	2015	53.3	(1)	51.5
69	STI Carnaby	2015	52.9	(1)	50.9
70	STI Black Hawk	2015	34.6	(1)	31.7
71	STI Excel	2015	33.9	(1)	34.5
72	STI Solidarity	2015	40.1	(1)	37.6
73	STI Grace	2016	45.4	(1)	45.6
74	STI Jermyn	2016	48.1	(1)	46.6
75	STI Excelsior	2016	34.8	(1)	35.9
76	STI Expedite	2016	35.1	(1)	35.9
77	STI Exceed	2016	34.8	(1)	35.9
78	STI Executive	2016	37.9	(1)	39.1
79	STI Excellence	2016	37.8	(1)	39.0
80	STI Experience	2016	35.5	(1)	36.5
81	STI Express	2016	38.1	(1)	36.7
82	STI Precision	2016	38.0	(1)	36.7
83	STI Prestige	2016	37.9	(1)	36.8
84	STI Pride	2016	37.8	(1)	39.2
85	STI Providence	2016	37.8	(1)	36.7
86	STI Sanctity	2016	41.2	(2)	41.1
87	STI Solace	2016	41.4	(1)	42.8
88	STI Stability	2016	42.4	(1)	40.1
89	STI Steadfast	2016	41.0	(2)	42.7
90	STI Supreme	2016	38.6	(2)	40.2

91	STI Symphony	2016	41.2	(2)	42.9
92	STI Gallantry	2016	39.9	(2)	41.5
93	STI Goal	2016	39.9	(1)	41.6
94	STI Nautilus	2016	40.0	(2)	41.7
95	STI Guard	2016	39.7	(2)	41.5
96	STI Guide	2016	39.9	(1)	41.6
97	STI Selatar	2017	48.1	(1)	47.1
98	STI Rambla	2017	48.9	(1)	47.9
99	STI Galata	2017	35.4	(1)	34.3
100	STI Bosphorus	2017	32.9	(1)	34.4
101	STI Leblon	2017	35.9	(1)	34.9
102	STI La Boca	2017	36.0	(1)	34.8
103	STI San Telmo	2017	34.3	(1)	36.9
104	STI Donald C Trauscht	2017	34.7	(1)	37.0
105	STI Gauntlet	2017	42.1	(1)	43.9
106	STI Gladiator	2017	42.3	(1)	44.1
107	STI Gratitude	2017	42.4	(1)	41.2
108	STI Esles II	2018	34.9	(1)	37.4
109	STI Jardins	2018	35.0	(1)	37.5
110	STI Magic	2019	37.1	(1)	38.8
111	STI Majestic	2019	37.1	(1)	38.8
112	STI Mystery	2019	37.1	(1)	38.7
113	STI Marvel	2019	37.1	(1)	38.7
114	STI Magnetic	2019	37.1	(1)	38.8
115	STI Millennia	2019	37.1	(1)	38.7
116	STI Magister	2019	37.1	(1)	38.8
117	STI Mythic	2019	37.2	(1)	38.7
118	STI Marshall	2019	37.2	(1)	38.7
119	STI Modest	2019	37.2	(1)	38.7
120	STI Maverick	2019	37.6	(1)	38.8
121	STI Lobelia	2019	52.1	(1)	54.1
122	STI Lotus	2019	52.0	(1)	54.1
123	STI Lily	2019	52.1	(1)	54.1
124	STI Lavender	2019	52.1	(1)	54.1
125	STI Miracle	2020	38.2	(1)	N/A	(4)
126	STI Maestro	2020	38.1	(1)	N/A	(4)
127	STI Mighty	2020	38.4	(1)	N/A	(4)
128	STI Maximus	2020	39.6	(1)	N/A	(4)
129	Style	2008	0.5	(3)	2.7
130	Stone	2008	0.5	(3)	2.7
131	Steel	2008	0.5	(3)	2.7
132	Sky	2007	0.6	(3)	2.7
133	Single	2007	N/A	(5)	0.6
134	Silent	2007	N/A	(5)	0.6
135	Star	2007	N/A	(5)	0.6
136	STI Le Rocher	2013	11.9	(3)	14.4
137	STI Larvotto	2013	11.8	(3)	14.3

138	STI Beryl	2013	12.3	(3)	14.4

			$4,810.1		$4,706.1

(1)    As of December 31, 2020, the basic charter-free market value is lower than each vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate basic charter-free market value by approximately $591.1 million.
(2)    As of December 31, 2020, the basic charter-free market value was higher than each vessel’s carrying value. We believe that the aggregate carrying value of these vessels was lower than their aggregate basic charter-free market value by approximately $13.8 million.
(3)    This vessel is a leased vessel that is being accounted for as a ROU vessel under IFRS 16 - Leases. Accordingly, the carrying value reflects the present value of the minimum lease payments plus initial direct costs at the commencement date of the lease less straight-line depreciation over the life of the lease. Independent valuations were not obtained for these vessels, however they were included as part of our impairment testing as described above.
(4)    These vessels were leased during the year ended December 31, 2020.
(5)    These vessels were leased vessels that were being accounted for as ROU vessels under IFRS 16 - Leases. The bareboat charters on these vessels expired during the year ended December 31, 2020.
Sensitivities and benchmarking
The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for December 31, 2020:
•A 1.0% increase in the discount rate would result in 57 vessels being impaired for an aggregate $103.1 million loss, comprised of: 46 MRs for $90.9 million; and 11 LR1s for $12.2 million.
•A 5% decrease in forecasted time charter rates, which is between $900 per day and $1,500 per day depending on the vessel class, would result in 71 vessels being impaired for an aggregate $161.0 million loss, comprised of: 60 MRs for $140.3 million; and 11 LR1s vessels for $20.7 million.
Based on the sensitivity analysis performed for December 31, 2019:
•A 1.0% increase in the discount rate would result in 30 vessels being impaired for an aggregate $44.1 million loss, comprised of: (i) 13 Handymax for $5.2 million; (ii) 11 MRs for $17.8 million; and (iii) six LR2s for $21.1 million.
•A 5% decrease in forecasted time charter rates would also result in 34 vessels being impaired for an aggregate $76.1 million loss, loss comprised of: (i) 13 Handymax for $19.0 million; (ii) 15 MRs for $31.7 million; and (iii) six LR2s for $25.4 million.
We also compared the results of our value in use calculations to various other scenarios, which can be summarized as follows:
•If we assumed that the spot market rates that we earned in the final six months of 2020 persisted for the entirety of 2021 (i.e. a ‘protracted pandemic’ scenario), with a reversion to the published time charter rates in 2022, the calculation would result in 40 vessels being impaired for an aggregate $59.1 million loss comprised of: 37 MRs for $57.9 million; and three LR1s for $1.2 million.
•If we used P10Y-year historical average TCE rates for our value in use calculations, the calculation would result in 46 vessels being impaired for an aggregate $83.3 million loss comprised of: 41 MRs for $80.1 million; and four LR1s for $3.0 million.
•If we used P15Y-year historical average TCE rates for our value in use calculations, no impairment loss would be recorded in any of our vessel classes.
•If we used P20Y-year historical average TCE rates for our value in use calculations, no impairment loss would be recorded in any of our vessel classes.
While the results of this scenario building exercise support our conclusions, it remains our belief that our base case value in use calculations, through the use of independently published time charter rates, form an objective approximation of forward looking cash flows based on the most recent available data in the market (which incorporates market views on the trajectory of the COVID-19 pandemic, among other factors). Historical averages do not incorporate such perspectives and are also based on time periods when vessel operating expenses were lower (as opposed to our calculations, where we project gradual increases in vessel operating expenses).
We refer you to the discussion herein under “Item 3. Key Information—D. Risk Factors—Risks Related to our Company,” including the risk factor entitled “Declines in charter rates and other market deterioration could cause us to incur impairment charges."
IFRS 16 - Leases
IFRS 16 - Leases, was issued by the International Accounting Standards Board on January 13, 2016. IFRS 16 applied to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 amended the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset, and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing pool and time chartered-out arrangements meet the definition of leases under IFRS 16, with the Company as lessor, on the basis that the pool or charterer manages the vessels in order to enter into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use.
Moreover, under IFRS 16, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time chartered-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. These components are accounted for as follows:
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
The application of the above principles did not result in a material difference to the amount of revenue recognized under our previous accounting policies for pool and time chartered-out arrangements.
IFRS 16 also amended the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less.
As of December 31, 2020, we had 26 bareboat chartered-in vessels which are being accounted for under IFRS 16 - Leases as right of use assets and related lease liabilities.
Revenue recognition
Revenue earned by our vessels is comprised of pool revenue, time charter revenue and voyage revenue.
(1)Pool revenue for each vessel is determined in accordance with the profit-sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:
•the pool points attributed to each vessel (which are determined by vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics); and
•the number of days the vessel participated in the pool in the period.
(2)Time charter agreements are when our vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
(3)Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate.
Of these revenue streams, revenue generated from voyage charter agreements is within the scope of IFRS 15. Revenue generated from pools and time charters is accounted for as revenue earned under operating leases. Accordingly, the implementation of IFRS 15 did not have an effect on the revenue recognized from the pools or time charters however these arrangements were impacted by IFRS 16 - Leases, which is effective for annual periods beginning on or after January 1, 2019 and is discussed further above.
The accounting for our different revenue streams is as follows:
Spot market revenue
For vessels operating directly in the spot market, we recognize revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. In a spot market voyage, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge.
Pool revenue
We recognize pool revenue based on quarterly reports from the pools which identify the number of days the vessel participated in the pool, the total pool points for the period, the total pool revenue for the period, and the calculated share of pool revenue for the vessel.
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

A. Operating Results

Results of Operations for the year ended December 31, 2020 compared to the year ended December 31, 2019

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2020	2019	favorable / (unfavorable)	Change
Vessel revenue	$915,892	$704,325	$211,567	30%
Vessel operating costs	(333,748)	(294,531)	(39,217)	(13)%
Voyage expenses	(7,959)	(6,160)	(1,799)	(29)%
Charterhire	—	(4,399)	4,399	100%
Depreciation - owned or sale leaseback vessels	(194,268)	(180,052)	(14,216)	(8)%
Depreciation - right of use assets	(51,550)	(26,916)	(24,634)	(92)%
Impairment of vessels	(14,207)	—	(14,207)	N/A
Impairment of goodwill	(2,639)	—	(2,639)	N/A
General and administrative expenses	(66,187)	(62,295)	(3,892)	(6)%
Financial expenses	(154,971)	(186,235)	31,264	17%
Gain on repurchase of Convertible Notes	1,013	—	1,013	N/A
Financial income	1,249	8,182	(6,933)	(85)%
Other income / (expenses), net	1,499	(409)	1,908	467%
Net income / (loss)	$94,124	$(48,490)	$142,614	294%
Net income / (loss). Net income for the year ended December 31, 2020 was $94.1 million, an increase of $142.6 million, or 294%, from the net loss of $48.5 million for the year ended December 31, 2019. The differences between the two periods are discussed below.
Vessel revenue. Vessel revenue for the year ended December 31, 2020 was $915.9 million, an increase of $211.6 million, or 30%, from vessel revenue of $704.3 million for the year ended December 31, 2019. The daily TCE revenue (a non-IFRS measure) per day increased to $19,655 during the year ended December 31, 2020 from $16,682 per day during the year ended December 31, 2019. This increase was also driven by an increase in revenue days to 46,192 days from 41,852 days for the years ended December 31, 2020 and 2019, respectively. The increases in revenue and revenues days are discussed below by reportable segment.

The following is a summary of our consolidated revenue by revenue type, in addition to TCE revenue per day and total revenue days.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2020	2019	favorable / (unfavorable)	Change
Pool revenue by operating segment
LR2	$369,476	$260,969	$108,507	42%
MR	340,937	261,727	79,210	30%
Handymax	105,355	103,150	2,205	2%
LR1	87,028	66,040	20,988	32%
Total pool revenue	902,796	691,886	210,910	30%
Voyage revenue (spot market)	13,096	9,888	3,208	32%
Time charter-out revenue	—	2,551	(2,551)	(100)%
Gross revenue	915,892	704,325	211,567	30%
Voyage expenses	(7,959)	(6,160)	(1,799)	(29)%
TCE revenue (1)	$907,933	$698,165	$209,768	30%

Daily pool TCE by operating segment: (1)
LR2 pool	$27,048	$20,270	$6,778	33%
MR pool	16,306	15,216	1,090	7%
Handymax pool	14,854	14,745	109	1%
LR1 pool	21,594	15,894	5,700	36%
Consolidated daily pool TCE	19,761	16,787	2,974	18%
Voyage (spot market) - daily TCE	12,871	9,700	3,171	33%
Time charter-out - daily TCE	—	18,902	(18,902)	(100)%
Consolidated daily TCE	19,655	16,682	2,973	18%

Pool revenue days per operating segment
LR2	13,660	12,865	795	6%
MR	20,908	17,116	3,792	22%
Handymax	7,074	6,990	84	1%
LR1	4,030	4,098	(68)	(2)%
Total pool revenue days	45,672	41,069	4,603	11%
Voyage (spot market) revenue days	520	655	(135)	(21)%
Time charter-out revenue days	—	128	(128)	(100)%
Total revenue days	46,192	41,852	4,340	10%
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
Pool revenue. Pool revenue for the year ended December 31, 2020 was $902.8 million, an increase of $210.9 million, or 30% from $691.9 million for the year ended December 31, 2019. The increase in pool revenue was due to an increase in pool TCE revenue per day across all of our reportable segments and an increase in pool revenue days to 45,672 for the year ended December 31, 2020 from 41,069 for the year ended December 31, 2019.

Supply and demand dynamics shifted favorably during the fourth quarter of 2019 and early in the first quarter of 2020, driven by the January 1, 2020 implementation date of the International Maritime Organization’s (“IMO”) low sulfur emissions standards. The implementation of these standards impacted the trade flows of both crude and refined petroleum products which, combined with favorable supply and demand dynamics, resulted in improvements in daily spot market TCE rates.
Towards the end of the first quarter of 2020, travel restrictions and other preventive measures to control the spread of the COVID-19 virus resulted in a precipitous decline in oil demand. Lack of corresponding production and refinery cuts resulted in a supply glut of oil and refined petroleum products, which was exacerbated by extreme oil price volatility from the Russia-Saudi Arabia oil price war. The oversupply of petroleum products and contango in oil prices led to record floating storage and arbitrage opportunities of both crude and refined petroleum products. These market conditions, which began in March 2020, had a disruptive impact on the supply and demand balance of product tankers, and resulted in significant and prolonged spikes in spot TCE rates as vessel availability tightened. These market conditions persisted for most of the second quarter of 2020 and began to abate in June 2020 as the underlying oil markets stabilized. These conditions led to the gradual unwinding of excess inventories and thus a reduction in spot TCE rates. Spot TCE rates remained subdued through the end of 2020, as the continuation of the unwinding of inventories, coupled with tepid demand for oil, had an adverse impact on the demand for our vessels.
LR2 pool revenue. Pool revenue from LR2 vessels for the year ended December 31, 2020 was $369.5 million, an increase of $108.5 million, or 42%, from $261.0 million for the year ended December 31, 2019. Daily pool TCE revenue increased to $27,048 per day from $20,270 per day during the years ended December 31, 2020 and 2019, respectively. This increase was driven by the favorable market conditions in the first half of 2020 where the strength in the market prior to the onset of the COVID-19 pandemic was followed by the COVID-19 precipitated volatility in the commodities markets which significantly benefited demand for our vessels. LR2s particularly benefited from these market conditions as the steep contango in the oil markets led to the utilization of larger vessels such as LR2s and LR1s, for floating storage. Additionally, the LR2 market remained relatively resilient to the general market headwinds during the second half of 2020 as increased volumes of naphtha were transported to the far east to meet increased demand of the petrochemical industry, which use naphtha as a feedstock when prices relative to propane are favorable.
LR2 pool revenue days increased to 13,660 days from 12,865 days during the years ended December 31, 2020 and 2019, respectively, which was primarily due to the vessels acquired in the Trafigura Transaction which accounted for an additional 1,016 pool revenue days during the year ended December 31, 2020. Additionally, LR2s were offhire for 1,440 days for drydock, ballast water treatment system and scrubber installations during the year ended December 31, 2020 and for 1,240 offhire days during the year ended December 31, 2019.
MR pool revenue. MR pool revenue for the year ended December 31, 2020 was $340.9 million, an increase of $79.2 million, or 30%, from $261.7 million for the year ended December 31, 2019. Pool revenue days increased to 20,908 days from 17,116 days during the years ended December 31, 2020 and 2019, respectively. The increase in revenue days was driven by the vessels acquired in the Trafigura Transaction, which accounted for an additional 4,049 pool revenue days during the year ended December 31, 2020.
MR pool daily TCE revenue also increased to $16,306 per day from $15,216 per day during the years ended December 31, 2020 and 2019, respectively. This increase was driven by the favorable market conditions in the first half of 2020 where the strength in the market prior to the onset of the COVID-19 pandemic was followed by the COVID-19 precipitated volatility in the commodities markets which significantly benefited demand for our vessels. The daily TCE rates earned by our vessels during the first half of 2020 offset the adverse market conditions experienced during the second half of 2020 to result in a net overall improvement during the year. Additionally, MRs were offhire for 1,355 days for drydock, ballast water treatment system and scrubber installations during the year ended December 31, 2020, and for 1,067 offhire days during the year ended December 31, 2019.
Handymax pool revenue. Handymax pool revenue for the year ended December 31, 2020 was $105.4 million, an increase of $2.2 million, or 2%, from $103.2 million for the year ended December 31, 2019. Handymax pool revenue daily TCE rates increased slightly to $14,854 per day from $14,745 per day during the years ended December 31, 2020 and 2019, respectively. Handymax vessels experienced a strong start to 2020 driven by the January 1, 2020 implementation date of the IMO low sulfur emissions standards. The spike in daily TCE rates brought on by the COVID-19 pandemic supported the handymax market, albeit to a lesser extent than the larger vessel classes, as smaller vessel classes are not traditionally utilized for floating storage opportunities.
Pool revenue days increased to 7,074 days from 6,990 days during the years ended December 31, 2020 and 2019, respectively, resulting in an aggregate increase of 84 pool revenue days. Handymax vessels were offhire for drydock and ballast water treatment system installations for an aggregate of 394 pool revenue days during the year ended December 31, 2019 as compared to 43 days during the year ended December 31, 2020. Additionally, certain Handymax vessels were in the spot market or on time charter during the year ended December 31, 2019 for an aggregate of 230 days, whereas these vessels were in the pool for the entirety of the year ended December 31, 2020. These increases in days were offset by the redelivery of three Handymax vessels upon the expiration of their leases during the year ended December 31, 2020, resulting in an aggregate reduction of 522 pool revenue days.
LR1 pool revenue. Pool revenue from LR1 vessels for the year ended December 31, 2020 was $87.0 million, an increase of $21.0 million, or 32%, from $66.0 million for the year ended December 31, 2019. LR1 pool daily TCE revenue increased to $21,594 per day from $15,894 per day during the years ended December 31, 2020 and 2019, respectively. This increase was offset by a decrease in pool revenue days to 4,030 days from 4,098 days during the years ended December 31, 2020 and 2019, respectively. This increase was driven by the favorable market conditions in the first half of 2020 where the strength in the market prior to the onset of the COVID-19 pandemic was followed by the COVID-19 precipitated volatility in the commodities markets which significantly benefited demand for our vessels. LR1s particularly benefited from these market conditions as the steep contango in the oil markets led to the utilization of larger vessels such as LR2s and LR1s, for floating storage. The daily TCE rates earned by our vessels during the first half of 2020 offset the adverse market conditions experienced during the second half of 2020 to result in a net overall improvement during the year.
The LR1 vessels were offhire for 362 days for drydock, ballast water treatment system and scrubber installations during the year ended December 31, 2020 and 219 offhire days during the year ended December 31, 2019. Additionally, certain LR1 vessels were in the spot market or on time charter during the year ended December 31, 2019 for an aggregate of 57 days, whereas these vessels were in the pool for the entirety of the year ended December 31, 2020
Voyage revenue (spot market). Voyage revenue (spot revenue) consists of spot market voyages and short-term time charters. Voyage revenue for the year ended December 31, 2020 was $13.1 million, an increase of $3.2 million or 32.5%, from $9.9 million for the year ended December 31, 2019.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2020	2019	favorable / (unfavorable)	Change
LR2	$6,112	$1,978	$4,134	209.0%
MR	6,985	4,509	2,476	54.9%
Handymax	—	1,980	(1,980)	(100.0)
LR1	—	1,421	(1,421)	(100.0)%
Total voyage revenue (spot market)	$13,097	$9,888	$3,209	32.5%
•Spot market voyages: Seven MR and four LR2 product tankers operated in the spot market on voyage charters for an aggregate 520 revenue days during the year ended December 31, 2020. These voyages earned $13.1 million in spot market revenue during that period. Seven Handymax, three MR and one LR2 product tanker operated in the spot market on voyage charters for an aggregate 396 revenue days during the year ended December 31, 2019. These voyages earned $5.6 million in spot market revenue during that period.
•Short-term time charters: We consider short-term time charters (less than one year) as spot market voyages. No vessels were employed on short-term time charters during the year ended December 31, 2020. We had eight MR and four LR2 product tankers employed on short-term time charters for an aggregate 259 revenue days during the year ended December 31, 2019. These charters earned $4.3 million in revenue during that period.
Time charter-out revenue. There was no time charter-out revenue (representing time charters with initial terms of one year or greater) for the year ended December 31, 2020. Time charter-out revenue was $2.6 million for the year ended December 31, 2019. The decrease in time charter-out revenue was the result of the expiration of the time charters on an LR2 and two Handymax vessels during the year ended December 31, 2019. Time charter-out revenue, by operating segment, consisted of the following:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2020	2019	favorable / (unfavorable)	Change
MR	$—	$—	$—	—%
Handymax	—	1,681	(1,681)	(100)%
LR2	—	870	(870)	(100)%

Total time charter-out revenue	$—	$2,551	$(2,551)	(100)%

The following table summarizes the terms of our time chartered-out vessels during the year ended December 31, 2019:

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration		Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	March-19	(1)	$18,000
2	STI Poplar	2014	Handymax	January-16	February-19		$18,000
3	STI Rose	2015	LR2	February-16	February-19		$28,000
(1) Redelivery is plus 30 days or minus 10 days from the expiry date.
Vessel operating costs. Vessel operating costs for the year ended December 31, 2020 were $333.7 million, an increase of $39.2 million, or 13%, from $294.5 million for the year ended December 31, 2019. Vessel operating days increased to 49,562 days from 44,878 days for the years ended December 31, 2020 and 2019, respectively. These increases are discussed below by operating segment.

The following table is a summary of our vessel operating costs by operating segment:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2020	2019	favorable / (unfavorable)	change
Vessel operating costs
MR	$147,847	$117,274	$(30,573)	(26)%
LR2	107,710	97,346	(10,364)	(11)%
Handymax	47,790	50,750	2,960	6%
LR1	30,396	29,161	(1,235)	(4)%
Total vessel operating costs	$333,743	$294,531	$(39,212)	(13)%

Vessel operating costs per day
MR	$6,520	$6,312	$(208)	(3)%
LR2	7,007	6,829	(178)	(3)%
Handymax	6,710	6,621	(89)	(1)%
LR1	6,921	6,658	(263)	(4)%
Consolidated vessel operating costs per day	6,734	6,563	(171)	(3)%

Operating days
MR	22,675	18,578	4,097	22%
LR2	15,372	14,255	1,117	8%
Handymax	7,123	7,665	(542)	(7)%
LR1	4,392	4,380	12	—%
Total operating days	49,562	44,878	4,684	10%

Total vessel operating costs for the year ended December 31, 2020 was $333.7 million, an increase of $39.2 million, or 13% from $294.5 million for the year ended December 31, 2019. The increase in total vessel operating costs was due to an increase in operating days to 49,562 for the year ended December 31, 2020 from 44,878 for the year ended December 31, 2019 and slight increases in daily vessel operating cost per day across all our operating segments to an average of $6,734 per day during the year ended December 31, 2020 from an average of $6,563 during the year ended December 31, 2019. These increases were largely driven by the impact of the implementation of worldwide travel restrictions in response to the COVID-19 pandemic, which resulted in (i) increased travel costs and crew wages as the seafarers impacted by these restrictions were repatriated and awarded extended stay bonuses, and (ii) increased spares, stores and repairs and maintenance costs, primarily due to increased logistical costs to coordinate the delivery of supplies to the vessels.
MR vessel operating costs. Vessel operating costs for our MR segment were $147.8 million for the year ended December 31, 2020, an increase of $30.6 million, or 26%, from $117.3 million for the year ended December 31, 2019. Operating days increased by 4,097 days to 22,675 days from 18,578 days during the years ended December 31, 2020 and 2019, respectively as a result of the vessels acquired in the Trafigura Transaction whereby 11 MRs were delivered on the closing date in September 2019, and the four MRs under construction on the closing date were delivered throughout 2020. Operating costs per day increased slightly to $6,520 per day from $6,312 per day, for the years ended December 31, 2020 and 2019, respectively, as a result of the increased crewing and logistical expenses incurred in response to the COVID-19 pandemic. .
LR2 vessel operating costs. Vessel operating costs for our LR2 segment were $107.7 million for the year ended December 31, 2020, an increase of $10.4 million, or 11%, from $97.3 million for the year ended December 31, 2019. The increase in operating costs was driven by an increase of 1,117 operating days during the year ended December 31, 2020, which was primarily a result of four LR2 vessels acquired in the Trafigura Transaction. LR2 operating costs per day increased to $7,007 per day from $6,829 per day for the years ended December 31, 2020 and 2019, respectively, due in part to various miscellaneous repairs that were undertaken while certain vessels were drydocked, in addition to the increased crewing and logistical expenses incurred in response to the COVID-19 pandemic.

Handymax vessel operating costs. Vessel operating costs for our Handymax segment were $47.8 million for the year ended December 31, 2020, a decrease of $3.0 million, or 6%, from $50.8 million for the year ended December 31, 2019. Operating days decreased by 542 days to 7,123 from 7,665 days during the years ended December 31, 2020 and 2019, respectively which was a result of the expiration of the bareboat charter-in agreements on three Handymax vessels in 2020, resulting in a decrease of 560 operating days during the period. Daily operating costs for Handymax vessels remained consistent increasing slightly to $6,710 per day during the year ended December 31, 2020 from $6,621 per day during the year ended December 31, 2019.
LR1 vessel operating costs. Vessel operating costs for our LR1 segment for the year ended December 31, 2020 were $30.4 million, an increase of $1.2 million, or 4%, from $29.2 million for the year ended December 31, 2019. Daily operating costs per day increased to $6,921 per day during the year ended December 31, 2020 from $6,658 per day during the year ended December 31, 2019. The increase was due to the increased crewing and logistical expenses incurred in response to the COVID-19 pandemic. Operating days for LR1 vessels owned or finance leased remained consistent at 4,392 and 4,380 days during the years ended December 31, 2020 and 2019, respectively.
Voyage expenses. Voyage expenses were $8.0 million for the year ended December 31, 2020, an increase of $1.8 million, or 29%, from $6.2 million for the year ended December 31, 2019. The increase was primarily the result of implementation of the mix of vessels that traded in the spot between the two periods. A mix of Handymax, MR and LR1 vessels traded in the spot market during the year ended December 31, 2019, whereas mostly LR2s and MRs traded in the spot market during the year ended December 31, 2020. LR2s, being our largest vessel class, consume more fuel than the smaller vessels, which therefore had a corresponding impact on voyage expenses. .
Charterhire expense. There was no charterhire expense for the year ended December 31, 2020. Charterhire expense was $4.4 million for the year ended December 31, 2019. The decrease was driven by the adoption of IFRS 16 -Leases on January 1, 2019. Under IFRS 16 - Leases, most chartered-in vessels are recorded as right of use assets, which are depreciated on a straight-line basis (through depreciation expense) over the lease term, and corresponding lease liabilities are amortized over that same period, with a portion of each payment allocated to principal and a portion allocated to interest expense, with the remaining portion reducing the lease liability.
Depreciation - Owned and lease financed vessels. Depreciation expense for owned and lease financed vessels was $194.3 million for the year ended December 31, 2020, an increase of $14.2 million, or 8%, from $180.1 million for the year ended December 31, 2019. This increase was the result of the Company's drydock, ballast water treatment system, and scrubber installation expenditures that occurred throughout 2019 and 2020.
Depreciation - Right of use assets. Depreciation - right of use assets for the year ended December 31, 2020 was $51.6 million. an increase of $24.6 million, or 92% from $26.9 million for the year ended December 31, 2019. Depreciation expense – right of use assets reflects the straight-line depreciation expense recorded as a result of the transition to IFRS 16 – Leases on January 1, 2019.  Right of use asset depreciation expense increased as a result of the Trafigura Transaction, whereby we acquired the leasehold interests in 19 vessels in September 2019 (11 MRs, four LR2s, and four MRs then under construction). Three of the MRs under construction were delivered in the first quarter of 2020 and one in the third quarter of 2020. All vessels acquired as part of the Trafigura Transaction are being accounted for as right of use assets under IFRS 16 - Leases.
Impairment of vessels. Impairment of vessels for the year ended December 31, 2020 was $14.2 million. As described in the preceding section entitled Vessel Impairment, indicators of impairment existed on our vessels at December 31, 2020. As a result of our impairment testing, the recoverable amounts for certain of the MRs in our fleet were below their carrying amounts, which resulted in an aggregate impairment charge of $14.2 million.
Impairment of goodwill. Impairment of goodwill for the year ended December 31, 2020 was $2.6 million. The recoverable amount of goodwill is tested in a similar manner by estimating the future cash flows of the reportable segments to which the goodwill is allocated. Our assessment of the carrying value of goodwill that was allocated to our LR1 reportable segment, which arose from our acquisition of Navig8 Product Tankers Inc. in 2017, resulted in an impairment charge to goodwill of $2.6 million.
General and administrative expenses. General and administrative expenses were $66.2 million for the year ended December 31, 2020, an increase of $3.9 million, or 6%, from $62.3 million for the year ended December 31, 2019. The change was primarily driven by an increase in compensation related expenses (amortization of restricted stock and salaries).
Financial expenses. Financial expenses were $155.0 million for the year ended December 31, 2020, a decrease of $31.3 million, or 17%, from $186.2 million for the year ended December 31, 2019.

Financial expenses for the year ended December 31, 2020 primarily consisted of (i) interest payable on debt of $132.4 million, (ii) amortization of loan fees of $6.7 million, (iii) the loss on extinguishment of debt and write-off of deferred financing fees of $4.1 million, (iv) accretion of our Convertible Notes due 2022 of $8.4 million and (v) accretion of the premiums and discounts recorded as part of the purchase price allocation on the indebtedness assumed from Navig8 Product Tankers Inc. of $3.4 million.
Financial expenses for the year ended December 31, 2019 primarily consisted of (i) interest payable on debt of $162.7 million, (ii) amortization of loan fees of $7.0 million, (iii) the write-off of deferred financing fees of $1.5 million, (iv) accretion of our Convertible Notes due 2019 and Convertible Notes due 2022 of $11.4 million and (v) accretion of the premiums and discounts recorded as part of the purchase price allocation on the indebtedness assumed from Navig8 Product Tankers Inc. of $3.6 million.
Interest expense decreased as a result of a decrease in LIBOR rates during the year ended December 31, 2020 as compared to the year ended December 31, 2019. The decrease in interest expense was offset by an increase in interest expense payable due to an increase in our average debt balance to $3.13 billion from $2.91 billion, which was driven by a series of refinancings on certain of our vessels and the delivery of four vessels from the Trafigura transaction.
The loss on extinguishment of debt and write-off of deferred financing fees during the years ended December 31, 2020 and 2019, respectively, were as follows:
•During the year ended December 31, 2020, our loss on extinguishment of debt and write-off of deferred financing fees was $4.1 million, which consisted of (i) $2.7 million of write-offs of deferred financing fees related to the refinancing of existing indebtedness on certain vessels, (ii) $2.0 million of cash prepayment fees, primarily from the CSSC Lease Financing, offset by (iii) $0.7 million of write-offs of the premium and discounts related to the refinancing of existing indebtedness on certain vessels that were initially recorded as part of the purchase price allocation on debt assumed from Navig8 Product Tankers Inc.
•During the year ended December 31, 2019, we wrote-off an aggregate of $1.5 million of deferred financing fees, which consisted of (i) $1.2 million related to the initiatives to refinance the existing indebtedness on certain of our vessels and (ii) $0.3 million related to the early redemption of our Senior Notes due 2019 in March 2019.
Gain on repurchase of Convertible Notes. Gain on repurchase of Convertible Notes was $1.0 million for the year ended December 31, 2020. The gain relates to the repurchase of $52.3 million face value of our Convertible Notes due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million. The carrying value of the debt portion of the amount repurchased was $47.7 million in aggregate on the dates of repurchase.
Financial income. Financial income was $1.2 million for the year ended December 31, 2020, a decrease of $6.9 million, or 85%, from $8.2 million for the year ended December 31, 2019. Financial income primarily relates to interest earned on our cash balance.
Results of Operations for the year ended December 31, 2019 compared to the year ended December 31, 2018
For a discussion of our results for the year ended December 31, 2019 compared to the year ended December 31, 2018, please see “Item 5 - Operating and Financial Review and Prospects - A. Operating Results - Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018” contained in our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 31, 2020.

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
The cash flows we generate from our vessels have been, and continue to be impacted by the COVID-19 pandemic. Initially, the onset of the COVID-19 pandemic resulted in a sharp reduction of economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities opened up, which resulted in record increases in spot TCE rates during the second quarter of 2020. These market dynamics led to a build-up of global oil and refined petroleum product inventories. In June 2020, the underlying oil markets stabilized and global economies began to recover, albeit at a slow pace. These conditions led to the gradual unwinding of excess inventories and thus a reduction in spot TCE rates. Spot TCE rates have remained subdued ever since, as the continuation of the unwinding of inventories, coupled with tepid demand for oil, have had an adverse impact on the demand for our vessels. We expect that the COVID-19 pandemic will continue to cause volatility in the commodities markets. The scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition in 2021.
Additionally, certain of our credit facilities have scheduled maturities within 2021 and the first quarter of 2022. The financing for one vessel under our KEXIM Credit Facility, two vessels under our ING Credit Facility, and two vessels under our 2018 NIBC Credit Facility were scheduled to mature within 2021, but have since been refinanced. These refinancings are described below within the section Long-Term Debt Obligations and Credit Arrangements. Additionally, the financing for one vessel under our CITI / K-Sure Credit Facility is scheduled to mature in March 2022.
We currently project that we will have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations, obligations under sale and leaseback arrangements, commitments under other leasing arrangements, and commitments under our scrubber and BWTS contracts) for a period of at least twelve months from the date of this annual report.
A protracted extension of the adverse market conditions brought on by the COVID-19 pandemic could cause us to breach the covenants under our financing arrangements and could have a material adverse effect on our business, results of operations, cash flows and financial condition. These circumstances could cause us to seek covenant waivers from our lenders and to pursue other means to raise liquidity, such as through the sale of vessels or in the capital markets, to meet our obligations. A discussion and analysis of our key risks, including sensitivities thereto, can be found in "Item 3. Key Information - D. Risk Factors" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".
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
As of December 31, 2020, our cash balance was $187.5 million, which was less than our cash balance of $202.3 million as of December 31, 2019. The changes in our cash balance are discussed below under the section entitled Cash Flows. As of March 30, 2021 and December 31, 2020, we had approximately $3.146 billion and $3.087 billion in aggregate outstanding indebtedness, respectively (which reflects the amounts payable under term loan facilities, lease financing arrangements and right of use liabilities and excludes unamortized deferred financing fees or other premiums and discounts). All of our credit facilities are described below under “Long-Term Debt Obligations and Credit Arrangements.”
As of December 31, 2020, our long-term liquidity needs were comprised of our debt repayment obligations for our secured credit facilities, lease financing arrangements, obligations under our time and bareboat charter-in arrangements (which are accounted for under IFRS 16- Leases), and our obligations for the purchase of exhaust gas cleaning systems or "scrubbers" and ballast water treatment systems.

Equity Issuances
Trafigura Transaction
As part of the September 2019 Trafigura Transaction, we purchased all of the issued and outstanding shares of the Trafigura subsidiaries that collectively held leasehold interests in 19 vessels for an aggregate value of $803 million. The acquisition of the leasehold interests includes a finance lease arrangement with an international financial institution under a bareboat contract arrangement. After the assumption of the present value of the finance lease arrangement of approximately $670 million, we issued an aggregate of 4,572,873 of our common shares at a price of $29.00 per share as full consideration for the acquisition of the Trafigura Subsidiaries.
Private Placements
In September 2019, we closed on private placements with Trafigura and SSH (a related party) for $35 million and $15 million, respectively, in exchange for an aggregate of 1,724,137 of our common shares at $29.00 per share.
At the Market Share Issuance Program
In November 2019, we entered into an “at the market” offering program (the "ATM Program") pursuant to which we may sell up to $100 million of our common shares, par value $0.01 per share. As part of the ATM Program, we entered into an equity distribution agreement dated November 7, 2019 (the “Sales Agreement”), with BTIG, LLC, as sales agent (the “Agent”). In accordance with the terms of the Sales Agreement, we may offer and sell our common shares from time to time through the Agent by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions, or as otherwise agreed upon by the Agent and the Company.
During the year ended December 31, 2020, we sold an aggregate of 137,067 of our common shares under the ATM Program at an average price of $18.79 per share for aggregate net proceeds of $2.6 million.
Securities Repurchase Programs
In May 2015, our Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of our securities.
•Between July 1, 2020 and September 7, 2020, we repurchased $52.3 million face value of our Convertible Notes due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million.
•In September 2020, we acquired an aggregate of 1,170,000 of our common shares at an average price of $11.18 per share for a total of $13.1 million. The repurchased shares are being held as treasury shares.
In September 2020, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of securities, which, in addition to our common shares, currently consist of our Senior Notes due 2025 (NYSE: SBBA), which were issued in May 2020, Convertible Notes due 2022, which were issued in May and July 2018, and Convertible Notes due 2025, which were issued in March 2021. The aforementioned repurchases of common stock and our convertible notes were executed under the previous securities repurchase program which has since been terminated. Any future purchases of our securities will be made under the new $250 million securities repurchase program and no securities have been repurchased under this program during the year ended December 31, 2020 and through March 30, 2021.
2013 Equity Incentive Plan
For a description of issuances of our common shares pursuant to our 2013 Equity Incentive Plan, see “Item 6. Directors, Senior Management and Employees - B. Compensation - 2013 Equity Incentive Plan.”
Cash Flows
The table below summarizes our sources and uses of cash for the periods presented:

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019
Cash flow data
Net cash inflow/(outflow)
Operating activities	$419,381	$209,512
Investing activities	(174,477)	(206,973)
Financing activities	(259,696)	(393,888)

Cash flow from operating activities
Fiscal year ended December 31, 2020 compared to fiscal year ended December 31, 2019
Operating cash flows are driven by our results of operations along with movements in working capital. The following table sets forth the components of our operating cash flows for the years ended December 31, 2020 and December 31, 2019:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2020	2019	favorable / (unfavorable)	Change
Vessel revenue (1)	$915,892	$704,325	$211,567	30%
Vessel operating costs (1)	(333,748)	(294,531)	(39,217)	(13)%
Voyage expenses (1)	(7,959)	(6,160)	(1,799)	(29)%
Charterhire (1)	—	(4,399)	4,399	100%
General and administrative expenses - cash (1)(2)	(37,681)	(34,874)	(2,807)	(8)%
Financial expenses - cash (1) (3)	(134,454)	(162,738)	28,284	17%
Change in working capital (4)	14,583	116	14,467	(12,472)%
Financial income - cash	681	7,645	(6,964)	(91)%
Other	2,067	128	1,939	1,515%
Operating cash flow	$419,381	$209,512	$209,869	100%
(1)See “Item 5. Operating and Financial Review and Prospects- A. Operating Results” for information on these variations for the years ended December 31, 2020 and 2019.
(2)Cash general and administrative expenses are general and administrative expenses from our consolidated statements of income or loss excluding the amortization of restricted stock of $28.5 million and $27.4 million for the years ended December 31, 2020 and 2019, respectively.
(3)Cash financial expenses represents interest payable on our outstanding indebtedness. These amounts are derived from Financial expenses from our consolidated statements of income or loss excluding (i) the amortization of deferred financing fees of $6.7 million and $7.0 million for the years ended December 31, 2020 and 2019, respectively, (ii) the write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities of $2.0 million and $1.5 million over these same periods, (iii) the accretion of our Convertible Notes due 2019 and Convertible Notes due 2022 of $8.4 million and $11.4 million over these same periods, and (iv) accretion of $3.4 million and $3.6 million related to the premiums and discounts recorded as part of the initial purchase price allocation on the indebtedness assumed from Navig8 Product Tankers Inc. during the years ended December 31, 2020 and 2019. Cash financial expenses decreased primarily as a result of decreases in LIBOR rates during the year ended December 31, 2020 as compared to the year ended December 31, 2019 as LIBOR rates underpin our variable rate borrowings. The decrease in interest expense was offset by an increase in interest expense payable due to an increase in our average debt balance to $3.13 billion from $2.91 billion, which was driven by borrowings to partially finance the purchase and installation of scrubbers, and a series of refinancings on certain of our vessels.
(4)The change in working capital in 2020 was primarily driven by decreases in accounts receivable, prepaid expenses and other current assets and other assets offset by decreases in accounts payable and accrued expenses, as well as an increase in inventories. The decrease in accounts receivable is due to timing. The end of 2019 marked a period of rising revenues driven by the onset of the IMO's low sulfur emission standard regulations, which served as a catalyst for the demand of the seaborne transportation of refined petroleum products. Accounts receivable at December 31, 2019 reflects the impact of these conditions. Conversely, the decreased accounts receivable balance at December 31, 2020 reflects the adverse market conditions brought on by the COVID-19 pandemic, which materialized for our business during the second half of 2020. The decreases in accrued expenses and accounts payable were driven by the timing of payments to suppliers in addition to a reduction in accrued interest given the decrease in LIBOR rates from 2019 to 2020. The remaining changes in working capital were also driven by the timing of the payments related to such items.
    The change in working capital in 2019 was primarily driven by (i) increases in accrued expenses and accounts payable, (ii) a decrease in prepaid expenses, offset by (iii) increases in other assets, accounts receivable and inventories. The increases in accrued expenses and accounts payable were driven by the timing of payments to suppliers, an increase in accrued short-term employee benefits and reduced by changes in the amount of accrued interest expense at December

31, 2019. The increase in accounts receivable is due to the timing of cash receipts, which benefited from both higher revenues and the increase in vessels from the Trafigura Transaction in the fourth quarter of 2019 as compared to the fourth quarter of 2018. The remaining changes in working capital were driven by the timing of the payments related to such items.
Cash flow from investing activities
The following table sets forth the components of our investing cash flows for the years ended December 31, 2020 and December 31, 2019:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2020	2019	favorable / (unfavorable)	Change
Acquisition of vessels and payments for vessels under construction (1)	$—	$(2,998)	$2,998	100%
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, finance leased and bareboat-in vessels) (2)	(174,477)	(203,975)	29,498	14%
Net cash outflow from investing activities	(174,477)	(206,973)	32,496	16%

(1)The amounts paid during the year ended December 31, 2019 represent initial direct costs associated with the acquisition of leasehold interests in 19 product tankers from Trafigura in September 2019, which primarily consist of legal and other professional fees incurred as part of this transaction.
(2)Drydock, scrubber, ballast water treatment system and other vessel related payments represent the cash paid in 2020 and 2019 for the drydocking of our vessels, payments made as part of the agreements to purchase and install scrubbers and ballast water treatment systems and other vessel equipment.
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems from an unaffiliated third-party supplier for total consideration of $36.2 million. We paid $2.1 million and $23.5 million as installment payments under this agreement during the years ended December 31, 2020 and 2019, respectively. Additionally, an aggregate of $18.3 million and $27.5 million were paid during the years ended December 31, 2020 and 2019, respectively, as installation costs.
From August 2018 through November 2018, we entered into agreements with two unaffiliated third-party suppliers to retrofit a total of 77 of our tankers with scrubbers. In June and September 2019, we exercised options to retrofit an additional 14 and seven of our vessels, respectively, with scrubbers for total consideration of $30.3 million. In April 2020, we reached an agreement to postpone the purchase and installation of scrubbers on 19 vessels. The installation of these scrubbers is now expected to begin not earlier than 2021 and in February 2021 we signed an agreement to retain the option to purchase these scrubbers through February 2023.
We paid $43.9 million and $69.6 million as installment payments under these agreements during the years ended December 31, 2020 and 2019, respectively. Additionally, an aggregate of $68.2 million and $42.9 million were paid during the years ended December 31, 2020 and 2019, respectively, as installation costs.
Thirty-four of our vessels were drydocked in accordance with their scheduled, class required special surveys and $42.0 million (which includes $5.4 million related to the installation of new equipment) was paid as part of these drydocks during the year ended December 31, 2020.
Thirty-four of our vessels were drydocked in accordance with their scheduled, class required special surveys and $40.6 million (which includes $5.9 million related to the installation of new equipment) was paid as part of these drydocks during the year ended December 31, 2019.
Cash flow from financing activities
Cash flows from financing activities primarily consist of: the issuance, repayment and costs related to our secured and unsecured debt, sale and leaseback liabilities, and IFRS 16 lease liabilities; the issuance and costs related to our common stock; the payment of dividends to our common shareholders; and, the activity within our Securities Repurchase Program (defined below). The following table sets forth the components of our financing cash flows for the years ended December 31, 2020 and December 31, 2019:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2020	2019	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities(1)	$462,512	$97,613	$364,899	374%
Proceeds from sale and leaseback liabilities(1)	214,778	10,976	203,802	1,857%
Issuance of Unsecured Senior Notes Due 2025(1)	28,100	—	28,100	N/A
Gross proceeds from issuance of common stock(2)	2,601	50,000	(47,399)	(95)%
Decrease in restricted cash(3)	7,001	—	7,001	N/A
Total financing cash inflows	714,992	158,589	556,403	351%

Cash outflows
Repayments on our secured credit facilities(1)	(486,731)	(170,408)	(316,323)	(186)%
Repayments under sale and leaseback liabilities(1)	(259,591)	(115,443)	(144,148)	(125)%
Repayments under IFRS 16 lease liabilities (1)	(77,913)	(36,761)	(41,152)	(112)%
Repayments and repurchases of convertible notes(1)	(46,737)	(145,000)	98,263	68%
Repayments of our senior notes(1)	(53,750)	(57,500)	3,750	7%
Dividend payments(4)	(23,302)	(21,278)	(2,024)	(10)%
Common stock repurchases(5)	(13,115)	(1)	(13,114)	(1,311,400)%
Debt issuance costs(6)	(13,523)	(5,744)	(7,779)	(135)%
Equity issuance costs(2)	(26)	(333)	307	92%
Increase in restricted cash(3)	—	(9)	9	100%
Total financing cash outflows	(974,688)	(552,477)	(422,211)	(76)%

Net cash outflow from financing activities	$(259,696)	$(393,888)	$134,192	(34)%

(1)The following table sets forth the cash drawdowns and repayments on our secured credit facilities, unsecured debt, sale and leaseback liabilities and IFRS 16 lease liabilities during the years ended December 31, 2020 and 2019. These arrangements, and the activity noted in the table, are more fully described below in the section entitled "Item 5 - Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Long Term Debt Obligations and Credit Arrangements".

	2020		2019
	Drawdowns	Repayments	Drawdowns	Repayments
In thousands of U.S. dollars
KEXIM Credit Facility	—	(183,082)	—	(100,286)
ABN AMRO Credit Facility	—	(91,954)	—	(8,554)
ING Credit Facility	77,985	(18,076)	—	(12,737)
NIBC Credit Facility	—	—	—	(3,230)
2018 NIBC Credit Facility	3,125	(3,680)	—	—
2017 Credit Facility	—	(131,499)	—	(13,266)
Credit Agricole Credit Facility	—	(8,568)	—	(8,568)
ABN AMRO/K-Sure Credit Facility	—	(3,851)	—	(3,851)
Citibank/K-Sure Credit Facility	—	(8,416)	—	(8,416)
ABN AMRO / SEB Credit Facility	6,312	(11,781)	—	(11,500)

Hamburg Commercial Bank Credit Facility	1,429	(3,264)	42,150	—
Prudential Credit Facility	—	(5,085)	55,463	—
2019 DNB / GIEK Credit Facility	55,500	(2,937)	—	—
BNPP Sinosure Credit Facility	101,461	(6,728)	—	—
2020 $225 Million Credit Facility	216,700	(7,810)	—	—
Total Secured Credit Facilities	462,512	(486,731)	97,613	(170,408)
Unsecured Senior Notes due 2019	—	—	—	(57,500)
Convertible Notes due 2019	—	—	—	(145,000)
Unsecured Senior Notes Due 2020	—	(53,750)	—	—
Convertible Notes Due 2022	—	(46,737)	—	—
Unsecured Senior Notes Due 2025	28,100	—	—	—
Total Unsecured Senior Notes	28,100	(100,487)	—	(202,500)
Ocean Yield Lease Financing	—	(11,024)	—	(10,680)
CMBFL Lease Financing	—	(57,063)	—	(4,908)
BCFL Lease Financing (LR2s)	1,773	(8,724)	—	(7,641)
CSSC Lease Financing	—	(94,908)	—	(17,309)
BCFL Lease Financing (MRs)	1,926	(11,988)	—	(11,021)
2018 CMBFL Lease Financing	10,125	(11,561)	—	(10,114)
$116.0 Million Lease Financing	5,653	(7,892)	—	(6,634)
AVIC Lease Financing	4,600	(12,177)	—	(11,794)
China Huarong Lease Financing	—	(13,500)	—	(13,500)
$157.5 Million Lease Financing	—	(14,143)	—	(14,142)
COSCO Lease Financing	—	(7,700)	—	(7,700)
CSSC Scrubber Financing	1,568	(8,101)	10,976	—
2020 CMBFL Lease Financing	45,383	(810)	—	—
2020 TSFL Sale and Leaseback	47,250	—	—	—
2020 SPDBFL Lease Financing	96,500	—	—	—
Total Sale and Leaseback Liabilities	214,778	(259,591)	10,976	(115,443)

IFRS 16 - Leases - 3 MRs	—	(12,174)	—	(6,816)
IFRS 16 - Leases - 7 Handymax	—	(7,256)	—	(11,416)
$670.0 Million Lease Financing	—	(58,483)	—	(18,529)
Total IFRS 16 Lease Liabilities	$—	$(77,913)	$—	$(36,761)
(2)     We sold new shares of common stock in exchange for cash during the years ended December 31, 2020 and December 31, 2019 as follows:
•During the year ended December 31, 2020, we sold an aggregate of 137,067 of our common shares pursuant to our ATM Program at an average price of $18.79 per share for aggregate net proceeds of $2.6 million.
•In September 2019, we closed on private placements with Trafigura for $35 million and SSH, a related party, for $15 million for an aggregate of $50.0 million, or 1,724,137 shares, at $29.00 per share.

(3)    During the year end December 31, 2020, we refinanced the amounts borrowed under our 2017 Credit Facility and CMBFL Lease Financing arrangement (as further described below). As a result of these transactions, $7.0 million of restricted cash pursuant to the terms of these arrangements was released.
(4)     Dividend payments to shareholders were $23.3 million and $21.3 million for the years ended December 31, 2020 and 2019, respectively. These dividends represent dividends of $0.40 per share (based on the number of shares outstanding on each of the record dates) for each of the years ended December 31, 2020 and 2019.
(5)     Common stock repurchases during the year ended December 31, 2020 represent the repurchase of 1,170,000 of our common shares at an average price of $11.18 per share for a total of $13.1 million. During the year ended December 31, 2019, we repurchased 30 of our common shares in the open market at an average price of $17.10 per share.
(6)     Debt issuance costs relate to costs incurred for our secured credit facilities and lease financing arrangements which are described below in the section entitled "Item 5 - Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Long Term Debt Obligations and Credit Arrangements".
Long-Term Debt Obligations and Credit Arrangements
The following is a discussion of the key terms and conditions of our secured credit facilities, sale and leaseback liabilities, IFRS 16 lease liabilities, Senior Notes due 2025 and our Convertible Notes due 2022.
Our secured credit facilities may be secured by, among other things:
•a first priority mortgage over the relevant collateralized vessels;
•a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;
•a pledge of earnings generated by the mortgaged vessels for the specific facility; and
•a pledge of the equity interests of each vessel owning subsidiary under the specific facility.
Our debt and lease financing agreements may require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, maximum leverage ratios, loan to value ratios and collateral maintenance, informational requirements, including the delivery of quarterly and annual financial statements and annual projections, and restrictive covenants, including maintenance of adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act, or ERISA; maintenance of flag and class of the vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants. Furthermore, our debt agreements contain customary events of default, including cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in our business.
The following is a table summarizing our indebtedness as of December 31, 2020 and March 30, 2021. The balances set forth below reflect the amounts due under each facility or financing arrangement, and the amounts outstanding under our unsecured borrowings. These balances do not reflect any unamortized deferred financing fees or discounts/premiums attributable to the indebtedness assumed in a business combination that was recorded as part of the purchase price allocation.

In thousands of U.S. dollars	Amount outstanding at December 31, 2020	Amount outstanding at March 30, 2021
KEXIM Credit Facility	$15,931	$—
ING Credit Facility	191,348	70,347
2018 NIBC Credit Facility	31,066	—
Credit Agricole Credit Facility	82,160	80,018
ABN AMRO / K-Sure Credit Facility	41,827	40,864
Citibank / K-Sure Credit Facility	86,818	84,714
ABN / SEB Credit Facility	97,856	94,769
Hamburg Commercial Credit Facility	40,315	39,492
Prudential Credit Facility	50,378	48,991
2019 DNB / GIEK Credit Facility	52,563	50,785
BNPP Sinosure Credit Facility	94,733	96,648
2020 $225 Million Credit Facility	208,890	203,640
2021 $21.0 Million Credit Facility	—	21,000
Ocean Yield Lease Financing	138,508	135,775
BCFL Lease Financing (LR2s)	86,197	87,473
CSSC Lease Financing	134,308	131,576
CSSC Scrubber Lease Financing	4,443	3,463
BCFL Lease Financing (MRs)	77,748	80,073
2018 CMBFL Lease Financing	124,993	121,720
$116.0 Million Lease Financing	103,801	103,400
AVIC Lease Financing	119,732	116,400
China Huarong Lease Financing	110,250	116,042
$157.5 Million Lease Financing	123,800	120,264
COSCO Lease Financing	68,750	66,825
2020 CMBFL Lease Financing	44,573	43,763
2020 TSFL Sale and Leaseback	47,250	46,420
2020 SPDBFL Lease Financing	96,500	94,876
2021 AVIC Lease Financing	—	44,200
2021 CMBFL Lease Financing	—	58,800
2021 TSFL Lease Financing	—	57,663
Unsecured Senior Notes Due 2025	28,100	41,725
Convertible Notes Due 2022(1)	151,229	89,141
Convertible Notes Due 2025(2)	—	138,188
IFRS 16 - Leases - 3 MR	36,936	35,094
IFRS 16 - Leases - 7 Handymax	2,247	—
$670.0 Million Lease Financing	593,291	582,071
Total	$3,086,541	$3,146,220
(1)    The balance of our Convertible Notes due 2022 shown in the table above represent their face value. The liability components of the Convertible Notes due 2022 have been recorded within the current portion of long-term debt and long-term debt on the consolidated balance sheet as of December 31, 2020.
(2)    The balance of our Convertible Notes due 2025 shown in the table above represent their face value.

Secured Debt
KEXIM Credit Facility
In February 2014, we executed a senior secured term loan facility for $429.6 million, with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from KEXIM, a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea. We refer to this facility as the KEXIM Credit Facility. This KEXIM Credit Facility includes commitments from KEXIM of $300.6 million, or the KEXIM Tranche, and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of $129.0 million, or the Commercial Tranche.
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
This facility was repaid in full in January 2021 upon the maturity of the Commercial Tranche.
Repayments were made in ten equal consecutive semi-annual repayment installments in accordance with a 15-year repayment profile under the Commercial Tranche and a 12-year repayment profile under the KEXIM Tranche (which includes the KEXIM Notes). Repayments commenced in March 2015 for the KEXIM Tranche and in July 2015 for the Commercial Tranche.
Borrowings under the KEXIM Tranche bear interest at LIBOR plus an applicable margin of 3.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche.
Our KEXIM Credit Facility contained certain financial covenants which required us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of any new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount in the facility shall at all times be no less than 155%.
During the year ended December 31, 2020, we made scheduled principal payments of $16.9 million on this credit facility and refinanced the debt on twelve vessels that were collateralized under this facility resulting in unscheduled principal repayments of $166.1 million in aggregate and the write-off of approximately $0.2 million of deferred financing fees. During the year ended December 31, 2019, we refinanced the debt on five vessels that were collateralized under this facility resulting in unscheduled principal repayments of $66.6 million in aggregate and the write-off of approximately $1.2 million of deferred financing fees. The outstanding amounts relating to this facility as of December 31, 2020 and 2019 were $15.9 million and $199.0 million respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO Credit Facility
In July 2015, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and DVB Bank SE for up to $142.2 million. This facility was fully drawn in 2015 to partially finance the purchases of STI Savile Row, STI Kingsway and STI Carnaby and to refinance the existing indebtedness on STI Spiga. We refer to this credit facility as our ABN AMRO Credit Facility.
Repayments under the ABN AMRO Credit Facility were made in equal consecutive quarterly repayment installments in accordance with a 15-year repayment profile. Borrowings under the ABN AMRO Credit Facility bore interest at LIBOR plus an applicable margin of 2.15%. This facility was scheduled to mature during the third quarter of 2020, and the amounts borrowed were refinanced in June 2020 in advance of their maturity with the proceeds from the 2020 $225.0 Million Credit Facility (which is described below). As part of this transaction, we recorded a write-off of approximately $0.1 million of deferred financing fees.

The outstanding amount relating to this facility as of December 31, 2019 was $92.0 million, and we were in compliance with the financial covenants relating to this facility as of that date.
ING Credit Facility
In June 2015, we executed a senior secured term loan facility with ING Bank N.V., London Branch for a credit facility of up to $52.0 million. We refer to this facility as the ING Credit Facility. In September 2015, we amended and restated the facility to increase the borrowing capacity to $87.0 million, and in March 2016, we amended and restated the facility to further increase the borrowing capacity to $132.5 million. In June 2018, we executed another agreement to further increase the borrowing capacity to $171.2 million. In September 2019, we executed another agreement to further increase the borrowing capacity to partially finance the purchase and installation of scrubbers on seven of the vessels collateralized under this facility. In July and September 2020, we drew down an aggregate of $5.9 million under the scrubber portion of this facility to partially finance the purchase and installation of scrubbers on four MRs and one LR2 that are currently part of this arrangement. The scrubber related borrowings are scheduled to mature upon the maturity dates of the respective vessel tranche of the loan to which the scrubber relates.
In May 2020, we executed another agreement to further increase the borrowing capacity to $251.4 million. This upsized portion of this facility of $72.1 million was fully drawn in May 2020, and the proceeds were used to refinance the existing debt on five vessels (STI Broadway, STI Comandante, STI Brixton, STI Pimlico and STI Finchley), which were previously financed under the KEXIM Credit Facility. We repaid the outstanding indebtedness of $60.2 million related to these vessels under our KEXIM Credit Facility as part of this transaction.
Repayments on borrowings up to $132.5 million are being made in equal quarterly installments, in accordance with a 15-year repayment profile, and a balloon installment payment due on the maturity dates of March 4, 2021 for STI Lombard and STI Osceola and June 24, 2022 for STI Grace, STI Jermyn, STI Black Hawk and STI Pontiac. These borrowings bear interest at LIBOR plus a margin of 1.95% per annum.
The 2018 upsized portion of the loan for STI Rotherhithe and STI Notting Hill were repaid in equal quarterly installments of $1.0 million per quarter, in aggregate, for the first eight installments and will be repaid in equal quarterly installments of $0.8 million per quarter, in aggregate, thereafter, with a balloon payment due upon the maturity date of June 24, 2022. These borrowings bear interest at LIBOR plus a margin of 2.40% per annum.
The May 2020 $72.1 million upsized portion of the loan has a final maturity of five years from the initial drawdown date, May 2025, and is scheduled to be repaid in equal installments of approximately $2.1 million per quarter, in aggregate, for the first twelve installments and approximately $2.0 million per quarter, in aggregate, thereafter, with a balloon payment due at maturity. These borrowings bear interest at LIBOR plus a margin per annum.
In July 2020, we drew down on the scrubber portion of the facility (i) $2.2 million related to STI Lombard and STI Osceola which is scheduled to be repaid in two quarterly principal payments of $0.7 million in aggregate, with the balance due upon maturity in March 2021; and (ii) $1.1 million related to STI Pontiac which is scheduled to be repaid in quarterly principal payments of $0.1 million with the balance due upon maturity in June 2022. In September 2020, we drew down on the scrubber portion of the facility (i) $1.1 million related to STI Black Hawk which is scheduled to be repaid in quarterly principal payments of $0.1 million with the balance due upon maturity in June 2022; and (ii) $1.5 million related to STI Notting Hill which is scheduled to be repaid in quarterly principal payments of $0.2 million with the balance due upon maturity in June 2022. These borrowings bear interest at LIBOR plus a margin per annum which corresponds to the margin the respective vessel pays on its initial borrowing noted above.
Our ING Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of not less than $1.0 billion plus (i) 25% of the positive consolidated net income for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 160% of the then aggregate outstanding principal amount of the loans under the credit facility.

The outstanding amounts relating to this facility as of December 31, 2020 and 2019 were $191.3 million and $131.4 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
In January 2021, we drew down $2.1 million from ING Credit Facility to partially finance the purchase and installations of scrubbers on two LR2 product tankers.
In March 2021, we closed on the sale and leaseback of two vessels (STI Lombard and STI Osceola) under the 2021 AVIC Lease Financing for aggregate proceeds of $53.1 million. We repaid the outstanding indebtedness of $29.5 million related to these vessels on the ING Credit Facility as part of these transactions.

In March 2021 we closed on the sale and leaseback of the four Handymax vessels (STI Comandante, STI Brixton, STI Pimlico and STI Finchley) under the 2021 CMBFL Lease Financing for aggregate proceeds of $58.8 million. We repaid the outstanding indebtedness of $46.7 million related to these vessels on the ING Credit Facility as part of these transactions.

In March 2021, we closed on the sale and leaseback of three MR vessels (STI Black Hawk, STI Notting Hill and STI Pontiac) under the 2021 TSFL Lease Financing for aggregate proceeds of $57.7 million. We repaid the outstanding indebtedness of $40.7 million related to these three vessels under the ING Credit Facility as part of these transactions
2018 NIBC Credit Facility
In June 2018, we executed an agreement with NIBC Bank N.V. for a $35.7 million term loan facility. We refer to this facility as our 2018 NIBC Credit Facility. This facility was fully drawn in August 2018, and the proceeds were used to refinance the existing indebtedness related to two MR product tankers (STI Memphis and STI Soho). Additionally, in August 2019, we executed an agreement with NIBC to upsize the existing NIBC Credit Facility by $3.1 million in aggregate, the proceeds of which were used to partially finance the purchase and installation of scrubbers on the two vessels that are currently collateralized under this facility.
The loan facility was scheduled to mature in June 2021, bears interest at LIBOR plus a margin of 2.5% per annum and was repaid in equal quarterly installments of $1.0 million, in aggregate (which included the scrubber portion), with a balloon payment due upon maturity.
In February 2021, we closed on the sale and leaseback of two vessels (STI Memphis and STI Soho) under the 2021 AVIC Lease Financing for aggregate proceeds of $44.2 million. We repaid the outstanding indebtedness of $30.0 million related to these vessels on the 2018 NIBC Credit Facility as part of these transactions.
Our 2018 NIBC Credit Facility included financial covenants that required us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall be 135% through the third quarter of 2020 and 140% at all times thereafter.
The outstanding amounts relating to this facility were $31.1 million and $31.6 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.

2017 Credit Facility
In March 2017, we executed a senior secured term loan facility with a group of financial institutions led by Macquarie Bank Limited (London Branch) for up to $172.0 million, or the 2017 Credit Facility. The 2017 Credit Facility consists of five tranches, including two commercial tranches of $15.0 million and $25.0 million, a KEXIM Guaranteed Tranche of $48.0 million, a KEXIM Funded Tranche of $52.0 million, and a GIEK Guaranteed Tranche of $32.0 million. The amounts outstanding under this facility were fully repaid in 2020 when these vessels were refinanced as part of the 2020 CMBFL Lease Financing, 2020 TSFL Lease Financing and 2020 SPDBFL Lease Financing arrangements, which are described further below. As a result of these transactions, $5.0 million that was held on deposit in a debt service reserve account in accordance with the terms of this facility was released when the facility was refinanced.
We repaid, in full, the outstanding balance during the year ended December 31, 2020. The outstanding amount as of December 31, 2019 was $131.5 million. We were in compliance with the financial covenants relating to this facility as of that date.
Credit Agricole Credit Facility
As part of the closing of the four LR1s that were acquired from Navig8 Product Tankers Inc. in June 2017, we assumed the outstanding indebtedness under a senior secured term loan with Credit Agricole. STI Excel, STI Excelsior, STI Expedite and STI Exceed are pledged as collateral under this facility. Repayments are being made in equal quarterly installments of $2.1 million in aggregate in accordance with a 15-year repayment profile with a balloon payment due upon maturity, which occurs between November 2022 and February 2023 (depending on the vessel). The facility bears interest at LIBOR plus a margin of 2.75%.
Our Credit Agricole Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.
The amounts outstanding as of December 31, 2020 and 2019 were $82.2 million and $90.7 million (which excludes fair value adjustments made as part of the initial purchase price allocation). We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO / K-Sure Credit Facility
We assumed the outstanding indebtedness on a senior secured credit facility with ABN AMRO Bank N.V. and Korea Trade Insurance Corporation, or K-Sure, as part of the September 2017 acquisition of Navig8 Product Tankers Inc., which we refer to as the ABN AMRO/K-Sure Credit Facility. Two LR1s (STI Precision and STI Prestige) are collateralized under this facility and the facility consists of two separate tranches, a $11.5 million commercial tranche and a $43.8 million K-Sure tranche.
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
Our ABN AMRO/K-Sure Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans (less any amounts held in a debt service reserve account as described below) under the credit facility.
Additionally, we have an aggregate of $0.5 million on deposit in a debt service reserve account as of December 31, 2020 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2020.
The amounts outstanding as of December 31, 2020 and 2019 were $41.8 million and $45.7 million (which excludes fair value adjustments made as part of the initial purchase price allocation). We were in compliance with the financial covenants relating to this facility as of those dates.
Citibank / K-Sure Credit Facility
We assumed the outstanding indebtedness under a senior secured credit facility with Citibank N.A., London Branch, Caixabank, S.A., and K-Sure, as part of the September 2017 acquisition of Navig8 Product Tankers Inc., which we refer to as the Citibank/K-Sure Credit Facility. Four LR1s (STI Excellence, STI Executive, STI Experience, and STI Express) are collateralized under this facility. The facility consists of two separate tranches, a $25.1 million commercial tranche and a $91.2 million K-Sure tranche, which represents the amounts assumed from Navig8 Product Tankers Inc. ("NPTI").
The commercial tranche bears interest at LIBOR plus 2.50%, and the K-Sure tranche bears interest at LIBOR plus 1.60%. Repayments on the K-Sure tranche are being made in equal quarterly installments of $2.1 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity, and the commercial tranche is scheduled to be repaid via a balloon payment upon the maturity which occurs between March and May 2022 (depending on the vessel). The K-Sure tranche fully matures between March and May 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates.
Our Citibank/K-Sure Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans (less any amounts held in a debt service reserve account as described below) under the credit facility.
Additionally, we have an aggregate of $4.0 million on deposit in a debt service reserve account as of December 31, 2020 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2020.
The amounts outstanding as of December 31, 2020 and 2019 were $86.8 million and $95.2 million (which excludes fair value adjustments made as part of the initial purchase price allocation). We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO / SEB Credit Facility
In June 2018, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and Skandinaviska Enskilda Banken AB for up to $120.6 million. We refer to this facility as our ABN AMRO / SEB Credit Facility. This loan was fully drawn in June 2018, and the proceeds were used to refinance the existing indebtedness of $87.6 million under our K-Sure Credit Facility relating to five vessels consisting of one Handymax product tanker (STI Hammersmith), one MR product tanker (STI Westminster), and three LR2 product tankers (STI Connaught, STI Winnie and STI Lauren).

Additionally, in September 2019, we executed an agreement with the lenders under this facility to upsize the credit facility by up to $6.3 million, which was fully drawn in 2020 with the proceeds used to partially finance the purchase and installation of scrubbers on four of the vessels that are currently collateralized under this facility.
The ABN AMRO/SEB Credit Facility has a final maturity of June 2023 and bears interest at LIBOR plus a margin of 2.6% per annum. The original credit facility is scheduled to be repaid in equal quarterly installments of $2.9 million per quarter, in aggregate, for the first eight installments and $2.5 million per quarter, in aggregate, thereafter, with a balloon payment due upon maturity. The upsized portion of the credit facility is scheduled to be repaid in equal quarterly installments of approximately $0.1 million per vessel through the maturity date of March 2023 for the upsized portion of the loan.
Our ABN AMRO / SEB Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.266 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2018.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 130% from the date of the agreement and ending on the second anniversary thereof and 140% at all times thereafter.
The outstanding amounts related to this facility as of December 31, 2020 and 2019 were $97.9 million and $103.3 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Hamburg Commercial Bank Credit Facility
In November 2019, we executed an agreement with Hamburg Commercial Bank AG for a senior secured term loan facility for $43.65 million, of which, (i) $42.15 million (Tranche 1) was used to refinance the existing debt for STI Veneto and STI Poplar, (which were previously financed under the KEXIM Credit Facility), and (ii) $1.4 million (Tranche 2) was used to finance the purchase and installation of a scrubber on STI Veneto. We refer to this facility as our Hamburg Commercial Bank Credit Facility. Tranche 1 was drawn in December 2019 and Tranche 2 was drawn in April 2020.
Both tranches of the Hamburg Commercial Bank Credit Facility mature in November 2024, bear interest at LIBOR plus a margin of 2.25% per annum and are scheduled to be repaid in equal quarterly installments of $0.8 million per quarter, in aggregate, with a balloon payment due upon maturity.
Our Hamburg Commercial Bank Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1,000,000,000 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after December 31, 2018.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 134% from the date of this facility.
The amounts outstanding as of December 31, 2020 and 2019 were $40.3 million and $42.2 million, respectively, and we were in compliance with the financial covenants as of those dates.
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
Our Prudential Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1,000,000,000 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 125% from the date of this facility.
The amounts outstanding as of December 31, 2020 and 2019 were $50.4 million and $55.5 million, respectively, and we were in compliance with the financial covenants as of those dates.
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
In March 2020, we drew down $31.9 million from this facility to refinance the existing debt on one of our vessels, STI Sloane, that was previously financed under the KEXIM Credit Facility, and we repaid the outstanding indebtedness of $17.4 million related to this vessel under our KEXIM Credit Facility as part of this transaction. In December 2020, we drew down $23.7 million from this credit facility to refinance the existing indebtedness on an LR2 product tanker, STI Condotti, which was previously financed under the KEXIM Credit Facility and repaid $15.9 million on the KEXIM Credit Facility as part of this transaction.
The 2019 DNB/GIEK Credit Facility matures in July 2024. The GIEK tranche bears interest at LIBOR plus a margin of 2.5%, and the Commercial Bank and Commercial Facility tranches bear interest at LIBOR plus a margin of 2.5% per annum. The 2019 DNB/GIEK Credit Facility is scheduled to be repaid in equal quarterly installments of approximately $1.8 million per quarter with a balloon payment due at maturity.
Our 2019 DNB/GIEK Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through the second anniversary of the date of the agreement and 135% at all times thereafter.
The amount outstanding as of December 31, 2020 was $52.6 million, and we were in compliance with the financial covenants as of that date.
BNPP Sinosure Credit Facility
In December 2019, we executed a senior secured term loan facility with BNP Paribas and Skandinaviska Enskilda Banken AB for up to $134.1 million. The loan is split into two facilities, (i) a commercial facility for up to $67.0 million (the "Commercial Facility"), and (ii) a Sinosure facility for up to $67.0 million (the "Sinosure Facility"), which was funded by the lenders under the commercial facility and insured by the China Export & Credit Insurance Corporation ("Sinosure"). These facilities are collectively referred to as the BNPP Sinosure Credit Facility.

In March 2020, we drew down $42.1 million from this facility to partially finance the purchase and installation of scrubbers on 22 vessels. This borrowing is collateralized by two of our vessels (STI Park and STI Fulham) that were previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $28.8 million related to these vessels under our KEXIM Credit Facility as part of this transaction.
In June 2020, we drew down $24.9 million from this facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by one of our LR2 product tankers (STI Elysees), which was previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $17.8 million related to this vessel under our KEXIM Credit Facility as part of this transaction.
In September 2020, we drew down $24.9 million from this facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by one of our LR2 product tankers (STI Orchard), which was previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $16.2 million related to this vessel under our KEXIM Credit Facility as part of this transaction.
In December 2020, we drew down $9.6 million from our BNPP Sinosure Credit Facility to partially finance the purchase of scrubbers on five vessels. This borrowing is collateralized by a Handymax product tanker (STI Hackney), which was previously financed under the KEXIM Credit Facility. We repaid $9.9 million on the KEXIM Credit Facility as part of this transaction.
A total of $101.5 million has been drawn, and there is $32.6 million of remaining availability under the BNPP Sinosure Credit Facility. The BNPP Sinosure Credit Facility is split into 70 tranches each of which represent the lesser of 85% of the purchase and installation price of 70 scrubbers, or $1.9 million per scrubber (not to exceed 65% of the fair value of the collateral vessels). The Sinosure Facility and the Commercial Facility bear interest at LIBOR plus a margin of 1.80% and 2.80% per annum, respectively. In January 2021, we signed an agreement to extend the availability period under this loan facility to June 15, 2022 from March 15, 2021. Based on the amounts drawn as of December 31, 2020, the Sinosure Facility is scheduled to be repaid in 10 semi-annual installments of $5.1 million in aggregate (which may increase to $6.7 million once the loan is fully drawn, with separate repayment periods as each tranche of the loan is drawn) and the Commercial Facility is scheduled to be repaid at the final maturity date of the facility, or October 2025.
Our BNPP Sinosure Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through December 31, 2022 and 135% at all times thereafter.
The outstanding amount as of December 31, 2020 was $94.7 million, and we were in compliance with the financial covenants as of that date.
In March 2021, we drew down $1.9 million from our BNPP Sinosure Credit Facility to partially finance the purchase and installation of a scrubber on a MR product tanker.
2020 $225.0 Million Credit Facility
In May 2020, we executed the 2020 $225.0 Million Credit Facility with a group of European financial institutions. In June 2020 we drew down $101.2 million from this facility to refinance the existing debt on four LR2s (STI Savile Row, STI Spiga, STI Kingsway and STI Carnaby) that were previously financed under the ABN AMRO Credit Facility (which was scheduled to mature during the third quarter of 2020). We repaid the outstanding indebtedness of $87.7 million under our ABN AMRO Credit Facility as part of this transaction.
In September 2020, we drew down $43.7 million from this facility to refinance the existing debt on two LR1s (STI Pride and STI Providence) that were previously financed under our CMBFL Lease Financing arrangement. We repaid $54.0 million on our CMBFL Lease Financing arrangement as part of this transaction. In connection with this repayment, approximately $2.0 million was released from restricted cash that was previously held in a deposit account under the terms and conditions of our CMBFL Lease Financing Arrangement.

In October and November 2020, we drew down an aggregate of $71.8 million from this facility to refinance the existing debt on three LR2 product tankers, STI Nautilus, STI Guard, and STI Gallantry, all of which were previously financed under the CSSC Lease Financing arrangement. We repaid $81.7 million on the CSSC Lease Financing and CSSC Scrubber Lease Financing arrangements, and a $1.6 million prepayment fee was paid as part of these transactions.
The remaining availability of $2.2 million under the 2020 $225.0 Million Credit Facility to partially finance the purchase and installation of scrubbers on two LR2s was terminated in December 2020.
This facility has a final maturity of five years from the closing date of the loan, bears interest at LIBOR plus a margin, and is scheduled to be repaid in equal installments of approximately $5.3 million per quarter, in aggregate, with a balloon payment due at maturity.
Our 2020 $225.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.4 billion.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through May 2022 and 140% at all times thereafter.
The outstanding amount as of December 31, 2020 was $208.9 million, and we were in compliance with the financial covenants as of that date.
2021 $21.0 Million Credit Facility
In February 2021, we drew down $21.0 million on a term loan facility with a European financial institution (the "2021 $21.0 Million Credit Facility"). The proceeds of this loan facility were used to refinance the outstanding debt on an LR2 product tanker, STI Madison, that was previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $15.9 million related to this vessel on the KEXIM Credit Facility in January 2021 upon its maturity. The loan facility has a final maturity of December 2022, bears interest at LIBOR plus a margin of 2.65% per annum, and is scheduled to be repaid in equal quarterly installments of approximately $0.6 million, with a balloon payment due upon maturity.
Our 2021 $21.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of not less than $1.0 billion plus (i) 25% of the positive consolidated net income for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.
Lease financing arrangements
The below summarizes the key terms of our lease financing arrangements. For each arrangement, we have evaluated whether, in substance, these transactions are leases or merely a form of financing. As a result of this evaluation, we have concluded that each agreement is a form of financing on the basis that each transaction is a sale and leaseback transaction which does not meet the criteria for a sale under IFRS 15.  Accordingly, the cash received in the transfer has been accounted for as a liability under IFRS 9, and each arrangement has been recorded at amortized cost using the effective interest method, with the corresponding vessels being recorded at cost, less accumulated depreciation, on our consolidated balance sheet.
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

Ocean Yield Lease Financing
We assumed the obligations under a lease financing arrangement with Ocean Yield ASA for four LR2 tankers (STI Sanctity, STI Steadfast, STI Supreme, and STI Symphony) in connection with the September 2017 acquisition of Navig8 Product Tankers Inc. Under this arrangement, each vessel is subject to a 13-year bareboat charter, which expires between February and August 2029 (depending on the vessel). Charterhire, which is paid monthly in advance, includes a fixed payment in addition to a quarterly adjustment based on prevailing LIBOR rates.
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
We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
The amounts due under this arrangement (which excludes fair value adjustments made as part of the initial purchase price allocation) were $138.5 million and $150.0 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants as of those dates.
CMBFL Lease Financing
We assumed the obligations under a lease financing arrangement with CMB Financial Leasing Co. Ltd, or CMBFL, in connection with the September 2017 acquisition of Navig8 Product Tankers Inc., for two LR1 tankers (STI Pride and STI Providence). Under this arrangement, each vessel was subject to a seven-year bareboat charter, which was scheduled to expire in July or August 2023 (depending on the vessel). Charterhire under the arrangement was comprised of a fixed, quarterly repayment amount of $0.6 million per vessel plus a variable component calculated at LIBOR plus 3.75%.
We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary from the delivery date of the respective vessel.
In September 2020, we exercised a purchase option and repaid $54.0 million on our CMBFL Lease Financing arrangement as part of the refinancing of the existing debt on STI Pride and STI Providence. In connection with this repayment, approximately $2.0 million was released from restricted cash that was previously held in a deposit account under the terms and conditions of our CMBFL Lease Financing Arrangement.
Bank of Communications Financial Leasing LR2 financing, or the BCFL Lease Financing (LR2s)
We assumed the obligations of a lease financing arrangement with Bank of Communications Finance Leasing Co Ltd., or BCFL, for three LR2 tankers (STI Solace, STI Solidarity, and STI Stability) as part of the September 2017 acquisition of Navig8 Product Tankers Inc. Under the arrangement, each vessel is subject to a 10-year bareboat charter, which expires in July 2026. Charterhire under the arrangement is determined in advance, on a quarterly basis and is calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of LIBOR plus 3.50%. Using the forward interest swap curve at December 31, 2020, future monthly principal payments are estimated to be $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement.
In April 2020, we executed an agreement to increase the borrowing capacity of our BCFL Lease Financing arrangements (LR2s) by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on the above vessels. The agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.

In July 2020, we drew down $1.9 million to partially finance the purchase and installation of a scrubber on one vessel, and in January 2021, we drew down $3.8 million to partially finance the purchase and installation of scrubbers on two vessels.
Additionally, we have an aggregate of $0.8 million on deposit in a deposit account as of December 31, 2020 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2020.
The amounts due under this arrangement (which excludes fair value adjustments made as part of the initial purchase price allocation) were $86.2 million and $93.1 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants as of those dates.
CSSC Lease Financing and CSSC Scrubber Lease Financing
We assumed the obligations under a lease financing arrangement with CSSC (Hong Kong) Shipping Company Limited, or CSSC, for eight LR2 tankers (STI Gallantry, STI Nautilus, STI Guard, STI Guide, STI Goal, STI Gauntlet, STI Gladiator and STI Gratitude) as part of the September 2017 acquisition of Navig8 Product Tankers Inc.
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
Additionally, in September 2019, we executed an agreement with CSSC to increase the borrowing capacity by up to $12.5 million to partially finance the purchase and installation of scrubbers on the eight LR2s. In December 2019, $11.0 million was borrowed under this arrangement to partially finance the purchase and installation of seven scrubbers, and in August 2020, we drew down $1.6 million to partially finance the purchase and installation of a scrubber on one vessel. The upsized portion of the lease financing bears interest at LIBOR plus a margin of 3.8% per annum, matures two years from the date of the drawdown and is being repaid in monthly installment payments of approximately $0.3 million in aggregate after the repayments noted below.
In October and November 2020, we repaid $81.7 million on the CSSC Lease Financing and CSSC Scrubber Lease Financing arrangements, and we paid a $1.6 million prepayment fee when we refinanced the existing debt on STI Nautilus, STI Guard, and STI Gallantry.
Our CSSC Lease Financing arrangement includes a financial covenant that requires the fair market value of each vessel that is leased under this facility to at all times be no less than 125% of the applicable outstanding balance for such vessel.
The amounts due under the non-scrubber portion of the arrangement (which excludes fair value adjustments made as part of the initial purchase price allocation) were $134.3 million and $229.2 million as of December 31, 2020 and 2019, respectively. The amounts due under the scrubber portion of the arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $4.4 million and $11.0 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants under these arrangements as of those dates.
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
In April 2020, we executed an agreement to increase the borrowing capacity of our BCFL Lease Financing arrangements (MRs) by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on the above vessels. The agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.

In July 2020, we drew down $1.9 million to partially finance the purchase and installation of a scrubber on one vessel and in January 2021, we drew down $5.8 million to partially finance the purchase and installation of scrubbers on three vessels.
Our BCFL Lease Financing (MRs) includes a financial covenant that requires us to maintain that the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned $5.1 million deposit shall at all times be no less than 100% of the then outstanding balance plus the aforementioned $5.1 million deposit.
The aggregate outstanding balances under this arrangement were $77.7 million and $87.8 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants as of those dates.
2018 CMBFL Lease Financing
In July 2018, we executed an agreement to sell and leaseback six MR product tankers (STI Battery, STI Milwaukee, STI Tribeca, STI Bronx, STI Manhattan, and STI Seneca) to CMB Financial Leasing Co., Ltd. The borrowing amount under the arrangement is $141.6 million in aggregate and the sales closed in August 2018.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels at the start of the fourth year of each agreement. The lease bears interest at LIBOR plus a margin of 3.2% per annum and is being repaid in quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date.
In December 2019, we amended and restated the agreement to increase the borrowing capacity to partially finance the purchase and installation of scrubbers on the six MRs that are currently part of the agreement. In May 2020, we drew down an aggregate of $10.1 million under the scrubber portion of our 2018 CMBFL Lease Financing to partially finance the purchase and installation of scrubbers on the six MRs that are currently part of this arrangement. The upsized portion of the lease financing has a final maturity of 3.5 years after the first drawdown, bears interest at LIBOR plus a margin of 3.10% per annum, and are scheduled to be repaid in quarterly principal payments of approximately $0.1 million per vessel.
We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The amounts outstanding, which include the scrubber and non-scrubber portions, were $125.0 million and $126.4 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants under these arrangements as of those dates.
$116.0 Million Lease Financing
In August 2018, we executed an agreement to sell and leaseback two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Oxford and STI Selatar) in two separate transactions to an international financial institution. We refer to this sale and leaseback as the $116.0 Million Lease Financing. The net borrowing amount (which reflects the selling price less deposits and commissions to the lessor) under the arrangement was $114.8 million in aggregate, consisting of $23.8 million per MR and $33.7 million per LR2.
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
In April 2020, we executed agreements to increase the borrowing capacity of four vessels under our $116.0 Million Lease Financing by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on these vessels. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.

In July 2020, we drew down $5.7 million on these agreements to partially finance the purchase and installation of scrubbers on three vessels. In January 2021, we drew down $1.9 million on these agreements to partially finance the purchase and installation of scrubbers on one vessel.
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
The amounts outstanding, which include the scrubber and non-scrubber portions, were $103.8 million and $106.0 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants as of those dates.
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
Additionally, in February 2020, we executed an agreement to upsize the AVIC Lease Financing arrangement to finance the purchase and installation of scrubbers on the two MRs and two LR2 product tankers that are part of this arrangement. The upsized portion of the lease financing was used, and is expected to be used to finance up to the lesser of 80% of the purchase and installation price of the scrubbers or 80% of the appreciated value of the vessel. In December 2020, we drew down $4.6 million from the upsized portion of this arrangement to partially finance the purchase and installation of scrubbers on three vessels that are currently part of this arrangement, one MR and two LR2s. The upsized portion of the lease financing has a final maturity of three years after the first drawdown, bears interest at LIBOR plus a margin of 4.20% per annum and is scheduled to be repaid in quarterly principal payments of approximately $0.4 million, in aggregate, for all three vessels.
We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.70 to 1.00.
•Consolidated tangible net worth of no less than $650.0 million.
•The fair market value of each grouped vessels (MRs or LR2s) leased under the facility shall at all times be no less than 110% of the outstanding balance for such grouped vessels (MRs or LR2s).
The outstanding amounts, which include the scrubber and non-scrubber portions, were $119.7 million and $127.3 million as of December 31, 2020 and 2019, respectively, and we were in compliance with the financial covenants as of those dates.
China Huarong Shipping Lease Financing
In August 2018, we closed on the sale and leaseback of six 2014 built MR product tankers, (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina) to China Huarong Shipping Financial Leasing Co., Ltd. The borrowing amount under the arrangement is $144.0 million in aggregate.
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
In September 2020 we received a commitment to upsize this arrangement by $2.0 million per vessel to partially finance the purchase and installation of scrubbers on these vessels. In January 2021, we executed the agreements on five of the vessels (STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina). Borrowings under the upsized portion bear interest at LIBOR plus a margin of 3.5% per annum and are scheduled to be repaid in equal quarterly installments for three years from the date of drawdown. We drew down $10 million under the upsized portion of this arrangement in January 2021 to partially finance the purchase and installation of scrubbers on five of the vessels.
We are subject to certain terms and conditions under this arrangement, including the financial covenant that the Company will maintain consolidated tangible net worth of no less than $650.0 million. Additionally, during the scrubber loan period (between its drawdown date and maturity date), each vessel shall maintain a fair market value of no less than 115% of the total principal outstanding balance for such vessel.
The outstanding amounts were $110.3 million and $123.8 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants as of those dates.
$157.5 Million Lease Financing
In October 2018, we sold and leased back six MR product tankers (STI San Antonio, STI Benicia, STI St. Charles, STI Yorkville, STI Mayfair and STI Duchessa) and one LR2 product tanker (STI Alexis) to an international financial institution. The borrowing amount under the arrangement was $157.5 million in aggregate, and these sales closed in October 2018.
Each agreement is for a fixed term of seven years, and we have options to purchase the vessels beginning at the end of the third year of each agreement. The leases bear interest at LIBOR plus a margin of 3.0% per annum and are scheduled to be repaid in equal quarterly principal installments of $0.5 million per MR and $0.6 million for the LR2. Each agreement also has a purchase obligation at the end of the seventh year (which is equal to the outstanding principal balance at that date). We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
    The outstanding amounts were $123.8 million and $137.9 million as of December 31, 2020 and 2019, respectively, and we were in compliance with the financial covenants as of those dates.
COSCO Lease Financing
In September 2018, we executed an agreement to sell and leaseback two Handymax product tankers (STI Battersea and STI Wembley) and two MR product tankers (STI Texas City and STI Meraux) to Oriental Fleet International Company Limited ("COSCO Shipping"). The amounts borrowed under the arrangement were $21.2 million for the Handymax vessels and $22.8 million for the MR vessels ($88.0 million in aggregate).
Each agreement is for a fixed term of eight years, and we have options to purchase the vessels beginning at the end of the second year of each agreement. The facility bears interest at LIBOR plus a margin of 3.6% per annum and is being repaid in quarterly installments of $0.5 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of total liabilities (less cash and cash equivalents) to total assets no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2018.
•The fair market value of each vessel leased under the facility shall at all times be no less than 110% of the outstanding balance for such vessel.
The outstanding amounts were $68.8 million and $76.5 million as of December 31, 2020 and 2019, respectively, and we were in compliance with the financial covenants as of those dates.

2020 CMBFL Lease Financing
In September 2020, we executed an agreement with CMB Financial Leasing Co., Ltd to sell and leaseback two MR product tankers (STI Leblon and STI Bosphorus). The aggregate borrowing amount under the arrangement was $45.4 million, which was drawn in September 2020. A portion of the proceeds were utilized to repay $30.1 million of the outstanding indebtedness relating to these two vessels under our 2017 Credit Facility.
Each agreement is for a fixed term of seven years, and we have options to purchase the vessels beginning on the third anniversary of the delivery date of each agreement. The leases bear interest at LIBOR plus a margin of 3.2% per annum and will be repaid in equal quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase option at the end of the seventh year (which is equal to the outstanding principal balance at that date). We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The fair market value of each vessel leased under the facility shall at all times be no less than 120% of the outstanding balance for such vessel.
The amount outstanding was $44.6 million as of December 31, 2020, and we were in compliance with the financial covenants as of that date.
2020 TSFL Lease Financing
In November 2020, we executed an agreement with Taiping & Sinopec Financial Leasing Co., Ltd. ("2020 TSFL Lease Financing") to sell and leaseback two MR product tankers (STI Galata and STI La Boca). The aggregate borrowing amount under the arrangement was $47.3 million, which was drawn in November 2020. A portion of the proceeds were utilized to repay $29.3 million of the outstanding indebtedness relating to these two vessels under our 2017 Credit Facility.
Each agreement is for a fixed term of seven years and we have options to purchase the vessels beginning on the third anniversary of the delivery date of each agreement. The leases bear interest at LIBOR plus a margin of 3.2% per annum and will be repaid in equal quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of the seventh year (which is equal to the outstanding principal balance at that date). We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The amount outstanding was $47.3 million as of December 31, 2020, and we were in compliance with the financial covenants as of that date.
2020 SPDBFL Lease Financing
In November 2020, we executed an agreement with SPDB Financial Leasing Co., Ltd to sell and leaseback four MR product tankers (STI Donald C Trauscht, STI Esles II, STI San Telmo, and STI Jardins). The aggregate borrowing amount under the arrangement was $96.5 million, which was drawn in November and December 2020. A portion of the proceeds were utilized to repay $62.9 million of the outstanding indebtedness relating to these vessels under our 2017 Credit Facility. In connection with these repayments, approximately $5.0 million was released from restricted cash that was previously held in a debt service reserve account under the terms and conditions of the 2017 Credit Facility.
The agreements for STI Donald C. Trauscht and STI San Telmo are for a fixed term of seven years. The agreements for STI Esles and STI Jardins are for a fixed term of eight years. Each of the agreements have options to purchase the vessels beginning on the third anniversary of the delivery date of each agreement. The leases bear interest at LIBOR plus a margin of 3.05% per annum and will be repaid in equal quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of their term (which is equal to the outstanding principal balance at that date). Additionally, coinciding with the first payment dates in the first quarter of 2021, we were required to deposit with the lessor 3% of the borrowing amount, or $2.9 million in aggregate. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.70 to 1.00.
•Consolidated tangible net worth of no less than $650.0 million.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The amount outstanding was $96.5 million as of December 31, 2020, and we were in compliance with the financial covenants as of that date.
2021 AVIC Lease Financing
In February 2021, we closed on the sale and leaseback of two vessels (STI Memphis and STI Soho) with AVIC International Leasing Co., Ltd. for aggregate proceeds of $44.2 million (the “2021 AVIC Lease Financing"). We repaid the outstanding indebtedness of $30.0 million related to these vessels on the 2018 NIBC Credit Facility (which is described more fully later in this report) as part of these transactions. In March 2021, we closed on the sale and leaseback of two additional vessels (STI Lombard and STI Osceola) under the 2021 AVIC Lease Financing for aggregate proceeds of $53.1 million. We repaid the outstanding indebtedness of $29.6 million related to these vessels on the ING Credit Facility as part of these transactions.
Under the 2021 AVIC Lease Financing, each vessel is subject to a nine-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.45% per annum and are scheduled to be repaid in equal aggregate quarterly repayments of approximately $1.8 million. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase obligation upon the expiration of each agreement. Additionally, we are required to deposit with the lessor 1% of the borrowing amount, or $1.0 million in aggregate.
Our 2021 AVIC Lease Financing includes financial covenants that require us to maintain:
•Net debt to total capitalization shall not equal or exceed 70%.
•Net worth shall always exceed $650.0 million.
•The aggregate of the fair market value of the vessels provided as collateral under the lease financing shall at all times be no less than 115% of the then aggregate outstanding principal amount on or before the third anniversary date of the delivery of the vessel and 120% thereafter.
2021 CMBFL Lease Financing
In March 2021, we received a commitment to sell and leaseback four Handymax vessels (STI Comandante, STI Brixton, STI Pimlico and STI Finchley) and one MR vessel (STI Westminster) from CMB Financial Leasing Co. Ltd, or CMBFL (the "2021 CMBFL Lease Financing"). The borrowing amount under the arrangement will be up to $79.1 million in aggregate. In March 2021, we closed on the sale and leaseback of the four aforementioned Handymax vessels under the 2021 CMBFL Lease Financing for aggregate proceeds of $58.8 million. We repaid the outstanding indebtedness related to these vessels of $46.7 million on the ING Credit Facility as part of these transactions. The agreement for the sale and leaseback of the remaining vessel was executed in March 2021 and is expected to close in April 2021.
Under the 2021 CMBFL Lease Financing, each vessel is subject to a seven-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.25% per annum for the Handymax vessels and 3.20% for the MR vessel. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the third anniversary date from the delivery date of the respective vessel, with a purchase option for each vessel upon the expiration of each agreement.
Our 2021 CMBFL Lease Financing includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.

•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The fair market value of each vessel leased under the facility shall at all times be no less than 120% of the outstanding balance for such vessel.
2021 TSFL Lease Financing
In March 2021, we closed on the sale and leaseback of three MR vessels (STI Black Hawk, STI Notting Hill and STI Pontiac) with Taiping & Sinopec Financial Leasing Co., Ltd. for aggregate proceeds of $57.7 million (the "2021 TSFL Lease Financing"). We repaid the outstanding indebtedness of $40.7 million related to these vessels on the ING Credit Facility as part of these transactions.
Under the 2021 TSFL Lease Financing, each vessel is subject to a seven-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.2% per annum and are scheduled to be repaid in equal quarterly principal installments of approximately $0.4 million per vessel. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase option for each vessel upon the expiration of each agreement.
Our 2021 TSFL Lease Financing includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
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
In May 2020, our Senior Notes due 2020 matured, and the outstanding principal balance of $53.8 million was repaid in full.
Senior Notes due 2025
In May 2020, we issued $28.1 million aggregate principal amount of the Senior Notes due 2025 in an underwritten public offering. This amount includes $3.1 million related to the partial exercise of the underwriters’ option to purchase additional Senior Notes due 2025 under the same terms and conditions. The aggregate net proceeds were approximately $26.5 million after deducting underwriting commissions and offering expenses.
Additionally, in January 2021, we entered into the Distribution Agreement with B. Riley Securities, Inc., as sales agent or the Agent, under which we may offer and sell, from time to time, up to an additional $75.0 million aggregate principal amount of our Senior Notes due 2025 or the Additional Notes.
Any Additional Notes sold will be issued under that certain indenture pursuant to which we previously issued $28.1 million aggregate principal amount of the Senior Notes due 2025 on May 29, 2020 (the “Initial Notes”). The Additional Notes will have the same terms as (other than date of issuance), form a single series of debt securities with and have the same CUSIP number and be fungible with, the Initial Notes immediately upon issuance, including for purposes of notices, consents, waivers, amendments and any other action permitted under the Indenture. The Senior Notes due 2025 are listed on the New York Stock Exchange (the “NYSE”) under the symbol “SBBA.”
Sales of the Additional Notes may be made over a period of time, and from time to time, through the Agent, in transactions involving an offering of the Senior Notes due 2025 into the existing trading market at prevailing market prices. Since its inception, we have issued $13.6 million aggregate principal amount of Senior Notes due 2025 under the program, resulting in $13.3 million in aggregate net proceeds (net of underwriters commissions and expenses).
The Senior Notes due 2025 bear interest at a coupon rate of 7.00% per year, payable quarterly in arrears on the 30th day of March, June, September, and December of each year. Coupon payments commenced on June 30, 2020. We may redeem the Senior Notes due 2025 in whole or in part, at our option, at any time (i) on or after June 30, 2022 and prior to June 30, 2023, at a redemption price equal to 102% of the principal amount to be redeemed, (ii) on or after June

30, 2023 and prior to June 30, 2024, at a redemption price equal to 101% of the principal amount to be redeemed, and (iii) on or after June 30, 2024 and prior to maturity, at a redemption price equal to 100% of the principal amount to be redeemed, in each case plus accrued and unpaid interest to, but excluding, the redemption date.
The Senior Notes due 2025 are a senior unsecured obligation and rank equally with all of our existing and future senior unsecured and unsubordinated debt, are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and are structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes due 2025. The Senior Notes due 2025 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the NYSE under the symbol “SBBA.”
The Senior Notes due 2025 require us to comply with certain covenants, including financial covenants, restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. Prior to June 30, 2022, we may repurchase in whole, but not in part, the Senior Notes due 2025 at a redemption price equal to 104% of the principal amount of the Senior Notes due 2025 to be repurchased, plus accrued and unpaid interest to, but excluding, the date of redemption upon the occurrence of certain change of control events.
The financial covenants under our Senior Notes due 2025 include:
•Net borrowings shall not equal or exceed 70% of total assets.
•Net worth shall always exceed $650.0 million.
The outstanding balance was $28.1 million as of December 31, 2020, and we were in compliance with the financial covenants relating to the Senior Notes due 2025 as of that date.
Convertible Notes due 2022
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
The table below details the dividends issued during the years ended December 31, 2020 and December 31, 2019 and up to March 30, 2021 and the corresponding effect on the conversion rate of the Convertible Notes due 2022:

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
March 13, 2019	$0.10	25.4799
June 5, 2019	$0.10	25.5767
September 10, 2019	$0.10	25.6637
November 25, 2019	$0.10	25.7401
March 2, 2020	$0.10	25.8763
June 1, 2020	$0.10	26.0200
September 9, 2020	$0.10	26.2463
November 23, 2020	$0.10	26.4810
March 2, 2021	$0.10	26.6617
    (1) Per $1,000 principal amount of the Convertible Notes.
The Convertible Notes due 2022 are freely convertible at the option of the holder on or after January 1, 2019 and prior to the close of business on the business day immediately preceding the maturity date, and could be converted at any time prior to the close of business on the business day immediately preceding January 1, 2019 only under the following circumstances:

•during any calendar quarter commencing after the calendar quarter ending on March 31, 2018 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 15 trading days (whether or not consecutive) during a period of 25 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
•during the five-business day period after any five consecutive trading day period, or the Measurement Period, in which the trading price (as defined in the indenture) per $1,000 principal amount of Convertible Notes due 2022 for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; or
•upon the occurrence of specified corporate events as defined in the indenture (e.g. consolidations, mergers, a binding share exchange or the transfer or lease of all or substantially all of our assets).
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
Between July 1, 2020 and September 30, 2020, we repurchased $52.3 million face value of our Convertible Notes due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million. As a result of these repurchases, we reduced the liability component of the Convertible Notes due 2022 by $47.7 million and we recorded a $1.0 million gain on repurchase of Convertible Notes within the consolidated statement of income or loss.
The carrying values of the liability component of the Convertible Notes due 2022 (consisting of both the May 2018 and July 2018 issuances) as of December 31, 2020 and 2019, respectively, were $140.7 million and $180.1 million. We incurred $5.5 million of coupon interest and $8.4 million of non-cash accretion during the year ended December 31, 2020. We incurred $6.1 million of coupon interest and $8.6 million of non-cash accretion during the year ended December 31, 2019. We were in compliance with the covenants related to the Convertible Notes due 2022 as of those dates.
On March 2, 2021, the conversion rate of the Convertible Notes due 2022 was adjusted to reflect the payment of a cash dividend on March 15, 2021 to all shareholders of record as of March 2, 2021. The new conversion rate for the Convertible Notes due 2022 is 26.6617 of the Company's common shares representing an increase of the prior conversion rate of 0.1806 for each $1,000 principal amount of the Convertible Notes due 2022.
On March 25, 2021 we exchanged $62.1 million in aggregate principal amount of the Convertible Notes due 2022 for new 3.00% Convertible Senior Notes due 2025. This transaction is described below.
Convertible Notes due 2025
In March 2021, we completed the exchange of approximately $62.1 million in aggregate principal amount of Convertible Notes due 2022 for approximately $62.1 million in aggregate principal amount of new 3.00% Convertible Notes due 2025, or the Convertible Notes due 2025, pursuant to separate, privately negotiated, agreements with certain holders of the Convertible Notes due 2022, which we refer to as the March 2021 Exchange Offer. Simultaneously with the March 2021 Exchange Offer, we issued and sold $76.1 million in aggregate principal amount of Convertible Notes due 2025 pursuant to separate, privately negotiated, agreements with certain investors in a private offering, which we refer to as the March 2021 Convertible Notes Offering.
The Convertible Notes due 2025 are our senior, unsecured obligations and bear interest at a rate of 3.00% per year. Interest is payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2021.

The Convertible Notes due 2025 will mature on May 15, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms.
The conversion rate of the Convertible Notes due 2025 is initially 26.6617 common shares per $1,000 principal amount of Convertible Notes due 2025 (equivalent to an initial conversion price of approximately $37.507 per common share), and is subject to adjustment upon the occurrence of certain events as set forth in the indenture governing the Convertible Notes due 2025 (such as the payment of dividends).
Commencing on the issue date of the Convertible Notes due 2025, principal will accrete on the principal amount, compounded semi-annually, at a rate equal to 5.5202% per annum, which principal amount, together with any accretions thereon, is the “Accreted Principal Amount”. The Accreted Principal Amount at maturity will equal 125.4% of par, which together with the 3.00% interest rate, compounds to a yield-to-maturity of 8.25%.
The Convertible Notes due 2025 are freely convertible at the option of the holder and prior to the close of business on the 5th business day immediately preceding the maturity date. Upon conversion of the Convertible Notes due 2025, holders will receive shares of our common stock.
We may, subject to certain exceptions, redeem the Convertible Notes due 2025 for cash, if at any time the per share volume-weighted average price of our common shares equals or exceeds 125.4% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the applicable redemption date; and (ii) the trading day immediately before such date of the redemption notice.
The Convertible Notes due 2025 require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change (as defined in the indenture), holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the Accreted Principal Amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
As of the date of this annual report, we have outstanding $138.2 million in aggregate principal amount of Convertible Notes due 2025.
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
IFRS 16 - Leases - 3 MRs
The transition to IFRS 16 did result in the recognition of right-of-use assets and corresponding liabilities relating to the three bareboat chartered-in vessel commitments (STI Beryl, STI Le Rocher and STI Larvotto). The bareboat contracts for these three vessels were entered into in April 2017, are scheduled to expire in April 2025, and have a fixed lease payment of $8,800 per vessel per day. We have the option to purchase these vessels beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement. Based on the analysis of the purchase options, we determined the lease terms to be eight years, from the commencement date through the expiration date of each lease. A weighted average incremental borrowing rate of approximately 6.0% was applied at the date of initial application of IFRS 16 on this arrangement. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million lease liability ("IFRS 16 - Leases - 3 MRs") and a $2.2 million reduction in retained earnings - a basic loss per share of $(0.05) and a diluted loss per share of $(0.06).

The IFRS 16 - Leases - 3 MRs obligations are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in our business.
In April 2020, we executed agreements to increase the borrowing capacity of the three vessels under our IFRS 16 - Leases - 3 MRs obligation by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on these vessels. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest. As of December 31, 2020, there have been no borrowings under these agreements.
The aggregate outstanding balances of these lease liabilities were $36.9 million and $44.2 million as of December 31, 2020 and 2019, respectively.
IFRS 16 - Leases - 7 Handymax
In March 2019, we entered into new bareboat charter-in agreements on seven previously bareboat chartered-in vessels. Three of these vessels (Silent, Single and Star I) were bareboat chartered-in for one year, and the remaining four vessels (Steel, Sky, Stone I and Style) are bareboat chartered-in for two years. The daily bareboat rate under all seven agreements is $6,300 per day. At the commencement date of the leases, we determined our one and two-year incremental borrowing rates to be 5.81% and 5.73%, respectively. We recognized a $24.2 million right of use asset and a corresponding $24.2 million lease liability ("IFRS 16 - Leases - 7 Handymax") at the commencement date of these leases.
In March 2020, we extended the terms of the bareboat agreements for three Handymax vessels, Silent and Single to June 2020 and Star I to July 2020, at the rate of $6,300 per day. These extensions were determined to be lease modifications under IFRS 16 - Leases. Accordingly, we recognized right of use assets of $1.6 million and corresponding lease liabilities of $1.6 million based upon our incremental borrowing rate of 4.03%. The bareboat charters on Silent and Single expired in June 2020, and Star I expired in July 2020.
The IFRS 16 - Leases - 7 Handymax obligations are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions.
The aggregate outstanding balances of these lease liabilities were $2.2 million and $12.8 million as of December 31, 2020 and 2019, respectively.
Trafigura Transaction - $670 Million Lease Financing
On September 26, 2019, we acquired subsidiaries of Trafigura, which have leasehold interests in 19 product tankers under bareboat charter agreements (“Agreements”) with subsidiaries of an international financial institution for aggregate consideration of $803.0 million.  Of the 19 vessels, 15 (consisting of 11 MRs and four LR2s) were delivered on September 26, 2019, and four MRs were under construction. The consideration exchanged consisted of:
•For the delivered vessels on September 26, 2019, the assumption of the obligations under the Agreements of $531.5 million and the issuance of 3,981,619 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $115.5 million.
•For the four vessels under construction on September 26, 2019, the assumption of the commitments on the Agreements of $138.8 million and the issuance of 591,254 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $17.1 million. Three vessels under construction were delivered in the first quarter of 2020, and the remaining vessel was delivered in September 2020.
On the date of the Trafigura Transaction, certain terms of the Agreements were modified (“Modified Agreements” and, collectively, "$670.0 Million Lease Financing"). Under IFRS 16- Leases the Modified Agreements did not meet the criteria to qualify as separate leases and were measured accordingly as lease modifications. The Modified Agreements each have a term of eight years from the latter of the date of the Trafigura Transaction or the delivery date of the respective vessel, and we have purchase options beginning after the first year of each agreement, limited to eight vessels until after the third anniversary date. Based on the analysis of the purchase options, we determined the lease terms to be eight years from the commencement date of the Modified Agreements, through the expiration date of each lease, at which time we have assumed that the exercise of the purchase options to be reasonably certain.
The Modified Agreements bear interest at LIBOR plus a margin of 3.50% per annum and are being repaid in equal monthly installments of approximately $0.2 million per month per vessel. Additionally, an aggregate prepayment of $18 million ($0.8 million for each MR and $1.5 million for each LR2) is being made in equal monthly installments over the first 12 months of each Modified Agreement.

Commencing with the date of the Trafigura Transaction, the following vessels were leased under the Modified Agreements: STI Magic, STI Majestic, STI Mystery, STI Marvel, STI Magnetic, STI Millennia, STI Magister, STI Mythic, STI Marshall, STI Modest, STI Maverick, STI Miracle, STI Maestro, STI Mighty, STI Maximus, STI Lobelia, STI Lotus, STI Lily and STI Lavender. The Modified Agreements commenced upon delivery for (i) STI Miracle and STI Maestro in January 2020; (ii) STI Mighty in March 2020; and (iii) STI Maximus in September 2020. The Modified Agreements are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in our business. The leased vessels are required to maintain a fair value, as determined by an annual appraisal from an approved third-party broker, of 111% of the outstanding principal balance as of the last banking day of the year. At December 31, 2020 we made an unscheduled payment of $0.9 million with respect to one of the vessels to maintain compliance with this covenant.
The Trafigura Transaction was accounted for as an asset acquisition in accordance with the early adoption of amendments to the definition of a business in IFRS 3 - Business Combinations effective for annual reporting periods beginning on or after January 1, 2020, and the obligations assumed under the leasehold interests were accounted for under IFRS 16 - Leases. Accordingly, we recorded lease liabilities and corresponding right of use assets for the delivered vessels upon the closing date of the Trafigura Transaction. The right of use assets were measured based on (i) the present value of the minimum lease payments under each lease (which assumes the exercise of the purchase options at expiration) of $531.5 million, (ii) the value of the equity issued for each lease (as an initial direct cost) of $115.5 million, and (iii) other initial direct costs of $2.5 million.
Additionally, we recorded lease liabilities and corresponding right of use assets upon the delivery of the four MR vessels that were delivered during the year ended December 31, 2020: STI Miracle, STI Maestro, STI Mighty and STI Maximus. The right of use assets for these four vessels were measured based on (i) the present value of the minimum lease payments under each lease (which assumes the exercise of the purchase options at expiration) of $138.8 million, (ii) the value of the equity issued for each lease (as an initial direct cost) of $17.1 million , and (iii) other initial direct costs of $3.0 million (which includes costs incurred as part of the transaction and capitalized costs incurred as part of the construction of each vessel).
The aggregate outstanding balances of these lease liabilities were $593.3 million and $513.0 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants under these agreements as of those dates.
Capital Expenditures
Vessel acquisitions and payments for vessels under construction
During the years ended December 31, 2020, 2019 and 2018, our vessel acquisitions and payments for vessels under construction consisted of purchases of vessels (or assumptions of leases) from third parties including Trafigura, vessels delivered under construction contracts with various shipyards, installment payments, capitalized interest and other costs for vessels under construction. We made cash payments to acquire the vessels part of the Trafigura Transaction vessels of $3.0 million during the year ended December 31, 2019 and of $26.1 million for certain vessels under construction during the year ended December 31, 2018.
We did not enter into any agreements to construct vessels during the years ended December 31, 2020, 2019 and 2018 but we did have vessels delivered during those periods under contracts that were entered into prior to 2018. During the year ended December 31, 2019, we assumed the leasehold obligations on 19 vessels as part of the Trafigura Transaction four of which were under construction as of December 31, 2019. The leases commenced upon delivery from the shipyard on two vessels in January 2020, one in March 2020, and one in September 2020.

The table set forth below lists the vessels that were acquired or delivered during the years ended December 31, 2020, 2019 and 2018:

	Vessel Type	Constructed/Acquired	During the years ended December 31,
Name			2020	2019	2018
STI Miracle	MR	Acquired	January			(2)
STI Maestro	MR	Acquired	January			(2)
STI Mighty	MR	Acquired	March			(2)
STI Maximus	MR	Acquired	September			(2)
STI Magic	MR	Acquired		September		(2)
STI Majestic	MR	Acquired		September		(2)
STI Mystery	MR	Acquired		September		(2)
STI Marvel	MR	Acquired		September		(2)
STI Magnetic	MR	Acquired		September		(2)
STI Millennia	MR	Acquired		September		(2)
STI Magister	MR	Acquired		September		(2)
STI Mythic	MR	Acquired		September		(2)
STI Magister	MR	Acquired		September		(2)
STI Modest	MR	Acquired		September		(2)
STI Maverick	MR	Acquired		September		(2)
STI Lobelia	LR2	Acquired		September		(2)
STI Lotus	LR2	Acquired		September		(2)
STI Lily	LR2	Acquired		September		(2)
STI Lavender	LR2	Acquired		September		(2)
STI Esles II	MR	Constructed			January	(1)
STI Jardins	MR	Constructed			January	(1)
			4	15	2
(1)    This was a newbuilding vessel delivered under a construction contract entered into prior to 2017.
(2)    This vessel was acquired from Trafigura as part of the Trafigura Transaction and is classified as a Right of use asset.
We had no orders for new or secondhand vessels as of December 31, 2020 and as of March 30, 2021.
Sales of vessels
We did not sell any vessels during the years ended December 31, 2020, 2019 and 2018.

Drydock
During the years ended December 31, 2020, 2019, and 2018, we completed the following drydocks, as described below:

Drydock	Handymax			MR			LR1			LR2			Total
Costs in thousands of U.S. dollars	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost
Drydock in-progress at December 31, 2017			—			—			—			—			—
Costs incurred in 2018			86			2,994			—			384			3,464
Drydock completed in 2018	—	—	—	2	46	1,920	—	—	—	—	—	—	2	46	1,920
Drydock in-progress at December 31, 2018			$86			$1,074			—			$384			$1,544
Costs incurred in 2019			15,642			16,699			—			8,130			40,471
Drydock completed in 2019 (1)	13	362	15,195	17	951	14,439	—	—	—	4	262	3,975	34	1,575	33,609
Drydock in-progress at December 31, 2019			$533			$3,334			—			$4,539			$8,406
Costs incurred in 2020			1,284			11,088			3,123			18,406			33,901
Drydock completed in 2020 (1)	1	37	1,817	13	943	14,413	2	52	1,712	18	1,399	21,380	34	2,431	39,322
Drydock in-progress at December 31, 2020			$—			$9			1,411			$1,565			$2,985
(1) Drydock completed in 2019 includes 11 offhire days from drydocks which commenced in 2018. Drydock completed in 2020 includes 433 offhire days from drydocks which commenced in 2019. Offhire days include offhire days for installations of BWTS and / or scrubbers.
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
In June and September 2019, we exercised the option to retrofit 14 and 7 additional vessels, respectively, with scrubbers for total consideration of $30.3 million. During 2020, 46 of our vessels were fitted with scrubbers and 22 were fitted with BWTS.
The following table summarizes Ballast Water Treatment Systems activity for the years ended December 31, 2020 and 2019:

Ballast Water Treatment Systems	Handymax			MR			LR1			LR2			Total
Costs in thousands of U.S. dollars	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost
Costs incurred in 2019 (1)			$24,638			$14,902			—			$5,910			$45,450
BWTS completed in 2019 (2)	13	362	23,817	12	686	14,308	—	—	—	3	197	4,769	28	1,245	42,894
BWTS in-progress at December 31, 2019			$821			$594			—			$1,141			$2,556
Costs incurred in 2020 (1)			1,940			15,491			—			13,491			30,922
BWTS completed in 2020 (2)	1	37	2,761	12	886	15,915	—	—	—	9	740	14,627	22	1,663	33,303
BWTS in-progress at December 31, 2020			$—			$170			—			$5			$175
(1) Includes capitalized interest of $0.2 million and $1.1 million in 2020 and 2019, respectively.
(2) Offhire days include offhire days for drydock and/or installations of scrubbers.
The following table summarizes scrubber installation activity for the years ended December 31, 2020 and 2019:

Scrubber	Handymax			MR			LR1			LR2			Total
Costs in thousands of U.S. dollars	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost	Vessels	Off-hire days	Cost
Costs incurred in 2019 (1)			—			$43,928			$8,368			$46,492			$98,788
Scrubber completed in 2019 - notional drydock (2)			—			2,250			450			2,100			4,800
Scrubber completed in 2019 (3)	—	—	—	15	892	37,042	3	220	7,336	14	792	40,271	32	1,905	84,649
Scrubber in-progress at December 31, 2019			$—			$4,636			582			$4,121			$9,339
Costs incurred in 2020 (1)			—			$53,802			$13,841			$67,706			$135,349
Scrubber completed in 2020 - notional drydock (2)			—			3,000			600			3,300			6,900
Scrubber completed in 2020 (3)	—	—	—	20	1,338	52,329	4	258	13,084	22	1,911	67,026	46	3,507	132,439
Scrubber in-progress at December 31, 2020			$—			$3,109			739			$1,501			$5,349
(1) Includes capitalized interest of $1.2 million and $1.8 million in 2020 and 2019, respectively.
(2) For a newly installed scrubber, a notional component of approximately 10% is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected costs that we expect will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs are recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date and the remaining cost is depreciated over the remaining useful life of the vessel.
(3) Offhire days include offhire days for drydock and/or installations of BWTS.
In February 2021, we amended an agreement with respect to the purchase of scrubbers on 19 of our vessels to extend the availability period to purchase these scrubbers. The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers (under the amended agreement) and BWTS.

Amounts in thousands of US dollars	March 30, 2021
Less than 1 month	$154
1-3 months	5,417
3 months to 1 year	6,936
1-5 years	17,884
5+ years	—
Total	$30,391
    These amounts reflect only those firm commitments as of March 31, 2021 and exclude installation costs and potential payments under any purchase options that may be declared in the future. Furthermore, the timing of these payments are subject to change as installation times are finalized.
C. Research and Development, Patents and Licenses, Etc.
Not applicable.
D. Trend Information
See "Item 4. Information on the Company - B. Business Overview - The International Oil Tanker Shipping Industry."
E. Off-Balance Sheet Arrangements
As of December 31, 2020, we were committed to purchasing scrubbers and ballast water treatment systems. Additionally, we provided five guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers. The maximum amount under these guarantees was $16.0 million in aggregate.
See “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources” and "Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions" for further information.
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our total contractual obligations at December 31, 2020:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Secured credit facilities (1)	$177,587	$467,389	$348,909	$—
Principal obligations under sale and leaseback liabilities(1)	132,821	262,683	372,145	513,205
Principal obligations under IFRS 16 - lease liabilities (1)	56,678	110,730	97,373	367,693
Estimated interest payments on secured bank loans (2)	23,399	29,692	14,598	—
Estimated interest payments on sale and leaseback liabilities(2)	52,655	89,542	69,062	31,700
Estimated interest payments on IFRS 16 - lease liabilities(2)	23,700	41,335	25,878	30,072
Technical management fees (3)	16,646	—	—	—
Commercial management fees (4)	17,426	—	—	—
Ballast Water Treatment System purchase commitments (5)	141	2,495	—	—
Exhaust Gas Cleaning System purchase commitments (6)	9,636	9,983	—	—
Convertible notes (7)	—	151,229	—	—
Convertible notes - estimated interest payments (8)	4,537	2,268	—	—
Senior unsecured notes (9)	—	—	28,100	—
Senior unsecured notes - estimated interest payments (10)	1,967	3,934	2,951	—
Total	$517,193	$1,171,280	$959,016	$942,670

(1)Represents principal payments due on our secured credit facilities, sale and leaseback liabilities and IFRS 16 - lease liabilities, as described above in "Item 5. Operating and Financial Review and Prospects - B. Liquidity and

Capital Resources - Long-Term Debt Obligations and Credit Arrangements". These payments are based on amounts outstanding as of December 31, 2020.
(2)Represents estimated interest payments on our secured credit facilities, sale and leaseback liabilities and IFRS 16 - lease liabilities. These payments were estimated by taking into consideration: (i) the margin on each financing arrangement and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of December 31, 2020.
The forward curve was calculated as follows as of December 31, 2020:

Year 1	0.21%
Year 2	0.21%
Year 3	0.36%
Year 4	0.61%	(A)
Year 5	0.81%
Year 6	1.10%	(A)
Year 7	1.32%
Year 8	1.41%	(A)
Year 9	1.57%	(A)
Year 10	1.71%

(A)Third party published interest swap rates were unavailable. As such, we interpolated these rates using the averages of the years in which swap rates were published.
Interest was then estimated using the rates mentioned above multiplied by the amounts outstanding under our various financing arrangements using the balance as of December 31, 2020 and taking into consideration the scheduled amortization of such arrangements going forward until their respective maturities. As of December 31, 2020, the weighted-average margin on our variable rate financing was (i) 2.32% on our secured credit facilities, (ii) 3.73% on our sale and leaseback liabilities, and (iii) 3.50% on our IFRS 16 - lease liabilities. Additionally, the following sale and leaseback liabilities and IFRS 16 - lease liabilities do not have a variable interest component: BCFL Lease Financing (MRs); $116.0 Million Lease Financing; the scrubber portion of BCFL Lease Financing (LR2s); IFRS 16 - Leases - 3 MR; and IFRS 16 - Leases - 7 Handymax. Accordingly, the interest portion of these liabilities are calculated using the implied interest rate in these agreements.
(3)Our technical manager, SSM, charges fees for its services pursuant to a Revised Master Agreement. Pursuant to this agreement, the fixed annual technical management fee is $175,000, and certain other services are itemized.  The aggregate cost, including the costs that are itemized, are approximately $250,000 per year. Under the terms of the Revised Master Agreement, the termination fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.
(4)We pay our commercial manager, SCM, $250 per vessel per day for LR2 vessels, $300 per vessel per day for LR1/Panamax and Aframax vessels, $325 per vessel per day for MR and Handymax vessels plus a 1.50% commission on gross revenue for vessels that are in one of the Scorpio Pools. When the vessels are not in the pools, SCM charges fees of $250 per vessel per day for LR1/Panamax and LR2/Aframax vessels, $300 per vessel per day for Handymax and MR vessels plus a 1.25% commission on gross revenue. In September 2018, we entered into an agreement with SCM whereby SCM's commission on our vessels was effectively reduced to 0.85% of gross revenue per charter fixture, from September 1, 2018 and ending on June 1, 2019.
These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.
(5)Represents obligations as of December 31, 2020 under our agreements to purchase ballast water treatment systems as described in the section above entitled "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Capital Expenditures". These amounts exclude installation costs and are subject to change as installation times are finalized.

(6)Represents obligations as of December 31, 2020 under our agreement to purchase exhaust gas cleaning systems ('scrubbers') as described in the section above entitled "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Capital Expenditures". These amounts reflect only those firm commitments as of December 31, 2018 and exclude installation costs and potential payments under any purchase options that may be declared in the future. Furthermore, the timing of these payments are subject to change as installation times are finalized.
(7)Represents the principal due at maturity on our Convertible Notes due 2022 as of December 31, 2020.
(8)Represents estimated coupon interest payments on our Convertible Notes due 2022 as of December 31, 2020. The Convertible Notes due 2022 bear interest at a coupon rate of 3.00% per annum and mature in May 2022.
(9)Represents the principal due at maturity on our Senior Notes Due 2020 as of December 31, 2020.
(10)Represents estimated coupon interest payments on our Senior Notes Due 2020 as of December 31, 2020. The Senior Notes Due 2020 bore interest at a coupon rate of 6.75% per annum and matured in May 2020.
G. Safe Harbor
See “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this annual report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers as of the date of this annual report. Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. The terms of our Class I directors expire at the 2023 annual meeting of shareholders, the terms of our Class II directors expire at the 2021 annual meeting of shareholders, and the terms of our Class III directors expire at the 2022 annual meeting of shareholders. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., 9, Boulevard Charles III, Monaco 98000.
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

Name	Age	Position
Emanuele A. Lauro	42	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	60	President and Class II Director
Cameron Mackey	52	Chief Operating Officer and Class III Director
Brian Lee	54	Chief Financial Officer
Filippo Lauro	44	Vice President
Fan Yang	32	Secretary
Alexandre Albertini	44	Class III Director
Ademaro Lanzara	78	Class I Director
Marianne Økland	58	Class III Director
Jose Tarruella	49	Class II Director
Reidar Brekke	59	Class II Director
Merrick Rayner	65	Class I Director

Biographical information concerning the directors and executive officers listed above is set forth below.

Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company's founder, has served as Chairman and Chief Executive Officer since the closing of our initial public offering in April 2010. He also co-founded and serves as Chairman and Chief Executive Officer of Eneti Inc. (NYSE: NETI), which was formed in 2013 and of Hermitage Offshore Services Ltd. (OTC: HOFSQ) since December 2018. Mr. Emanuele Lauro joined Scorpio in 2003 and has continued to serve there in a senior management position since 2004. Under his leadership, Scorpio has grown from an owner of three vessels in 2003 to become a leading operator and manager of more than 250 vessels in 2021. Over the course of the last several years, Mr. Emanuele Lauro has founded and developed all of the Scorpio Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. He is the President of the Monaco Chamber of Shipping and is also a member of the Advisory Board of Fordham University. In addition, Mr. Emanuele Lauro served as director of the Standard Club from May 2013 to January 2019. He has a degree in international business from the European Business School, London. Mr. Emanuele Lauro is the brother of our Vice President, Mr. Filippo Lauro.
Robert Bugbee, President and Director
    Robert Bugbee has served as a Director and President since the closing of our initial public offering in April 2010. He has more than 36 years of experience in the shipping industry. Mr. Bugbee also co-founded and serves as President and Director of Eneti Inc. since July and April 2013, respectively, and of Hermitage Offshore Services Ltd. since December 2018. He joined Scorpio in March 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industries. From 1995 to 2007, he was employed at OMI Corporation, or OMI, a NYSE-listed tanker company which was sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000, and Senior Vice President from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time, Mr. Bugbee took a two year sabbatical beginning 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.
Cameron Mackey, Chief Operating Officer and Director
Cameron Mackey has served as the Company's Chief Operating Officer since the closing of our initial public offering in April 2010 and as a Director since May 2013. Mr. Mackey also serves as Chief Operating Officer of Eneti Inc. since July 2013 and of Hermitage Offshore Services Ltd. since December 2018 where he has also served as a director since July 2019. He joined Scorpio in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio, Mr. Mackey was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. Mr. Mackey has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
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
Filippo Lauro, Vice President
Mr. Filippo Lauro has served as an executive officer of the Company with the title of Vice President since May 2015. He also serves as Vice President of Eneti Inc. since June 2016 and of Hermitage Offshore Services Ltd. since December 2018. Mr. Filippo Lauro joined Scorpio in 2010 and has continued to serve there in a senior management position. Prior to joining Scorpio, he was the founder of and held senior executive roles in several private companies, primarily active in real estate, golf courses and resorts development. Mr. Filippo Lauro is the brother of our Chairman and Chief Executive Officer, Mr. Emanuele Lauro.
Fan Yang, Secretary

Ms. Fan Yang has served as our Secretary since December 2018. She joined Scorpio in February 2018, serving as Secretary since December 2018, and also serves as secretary of Eneti Inc. and Hermitage Offshore Services Ltd. She is admitted as a solicitor of England and Wales. Prior to joining Scorpio, Ms. Yang was in private practice in London at Travers Smith LLP and Freshfields Bruckhaus Deringer LLP, and led a law reform project at the Law Commission, an independent body that makes recommendations for the reform of the law of England and Wales to Parliament. She has a BA in Law from the University of Cambridge.
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
Alexandre Albertini, Director
Alexandre Albertini has served on our Board of Directors since the closing of our initial public offering in April 2010. Mr. Albertini has more than 21 years of experience in the shipping industry. He has been employed by Marfin Management SAM, a drybulk ship management company, since 1997 and has served as its CEO since October 2010. Marfin operates Handymax to Ultramax dry cargo vessels, providing services such as technical and crew management as well as insurance, legal, financial, and information technology. In 2017, Mr. Albertini founded Factor8 Shipping SARL, a drybulk commercial management company managing on average 15 vessels. He also serves as President of Ant. Topic srl, a vessel and crewing agent based in Trieste, Italy. Mr. Albertini serves on the board of a private company in addition to various trade associations; BIMCO, Monaco Chamber of Shipping and since January 2016 has been a Director of The Steamship Mutual Underwriting Association (Bermuda) Limited.
Marianne Økland, Director
Marianne Økland has served on the Company's Board of Directors since April 2013. She is also an independent director on the Professional Welsh Rugby Board responsible for the Welsh national teams and the four professional regional teams and a non-executive director and Chair of the Audit Committee at Hermitage Offshore Services Ltd. Between 2010 and 2019, she held various non-executive director positions at IDFC Limited, IDFC Alternatives (India), Islandsbanki (Iceland), the National Bank of Greece and NLB (Slovenia). She was also a member of the Audit Committee of the National Bank of Greece, and the Chair of the Audit Committee of each of IDFC Limited and NLB (Slovenia). In addition, Ms. Økland served as Managing Director of Avista Partners, a London based consultancy company that provides advisory services and raises capital, from 2009 to 2018. Between 1993 and 2008, she held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring. Ms. Økland has led many transactions for large Nordic banks and insurance companies, and worked on some of the most significant mergers and acquisitions in these sectors. Between 1988 and 1993, she headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments. Ms. Økland holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.
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
Reidar C. Brekke, Director
Reidar C. Brekke has served on the Company's Board of Directors since December 2016. Mr. Brekke has over 21 years’ experience in the international energy, container logistics and transportation sector. He also serves as a member of the Board of Directors of Performance Shipping Inc. (NASDAQ: PSHG), a position he has held since June 2010, and as partner of Brightstar Capital Partners, a middle market private equity firm. From December 2012 to August 2018, Mr. Brekke served as a board member and President of Intermodal Holdings LP, a New York based portfolio company that invests in and operates marine containers. From 2008 to 2012, Mr. Brekke served as President of Energy Capital Solution Inc., a company that provides strategic and financial advisory services to international shipping, logistics and energy related companies. From 2003 to 2008, he served as Manager of Poten Capital Services LLC, a registered broker-dealer specialized in the maritime sector. Prior to 2003, Mr. Brekke served as Chief Financial Officer, then President and Chief Operating Officer, of SynchroNet Marine, a logistics service provider to the global container transportation industry. He also held various senior positions with AMA Capital Partners LLC (formerly American Marine Advisers), a merchant banking firm focused on the maritime and energy industries. Furthermore, Mr. Brekke has been an adjunct professor at Columbia University’s School of International and Public Affairs - Center for Energy, Marine Transportation and Public Policy. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and has an MBA from the University of Nevada, Reno.
Merrick Rayner, Director
Merrick Rayner has served on our Board of Directors since September 2017. Mr. Rayner has 42 years of experience in the tanker business. From 1974 to 2003, Mr. Rayner was a broker at H. Clarkson & Company Limited shipbrokers, with experience in both the deep-sea tanker chartering business as well as new and second hand vessel sale and purchase. From 1987 to 1989, Mr. Rayner served as Director of Clarkson Sale and Purchase Division. From 1989 until leaving H. Clarkson & Company Limited in 2003, he was a director of the company, and also served as a director of Clarkson Research Studies from 1992 until 2003. In 2003, Mr. Rayner joined E.A. Gibson’s shipbrokers as a broker, where he developed the company’s time charter and projects group. He also served as a director of Gibson’s from 2012 until his retirement in 2016. Mr. Rayner currently resides in the United Kingdom.
B. Compensation
We paid an aggregate compensation of $33.2 million, $32.5 million and $25.8 million to our senior executive officers in 2020, 2019, and 2018, respectively. Executive management remuneration was as follows during these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019	2018
Short-term employee benefits (salaries)	$10,989	$10,821	$5,436
Share-based compensation (1)	22,217	21,712	20,316
Total	$33,206	$32,533	$25,752

(1)Represents the amortization of restricted stock issued under our equity incentive plans. See Note 14 to our Consolidated Financial Statements included herein for further description.
Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus an additional fee of $10,000 for each committee on which a director serves plus an additional fee of $25,000 for each committee for which a director serves as Chairman, per year, plus an additional fee of $35,000 to the lead independent director, per year, plus $2,000 for each meeting, plus reimbursements for actual expenses incurred while acting in their capacity as a director. During each of the years ended December 31, 2020 and 2019, we paid aggregate cash compensation of $0.9 million and $0.9 million to our directors, respectively. Our officers and directors are also eligible to receive awards under our equity incentive plan which is described below under “—2013 Equity Incentive Plan.”
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

There are no material post-employment benefits for our executive officers or directors.  By law, our employees in Monaco are entitled to a one-time payment of up to two months' salary upon retirement if they meet certain minimum service requirements.
2013 Equity Incentive Plan
    In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 500,000 common shares for issuance under the 2013 Equity Incentive Plan which was increased by an aggregate of 2,237,151 common shares through December 31, 2017 and subsequently revised as follows:
The following is the reloading of additional common shares in 2018, 2019 and 2020 under the 2013 Equity Incentive Plan:

	Date of Reload	Common Shares Reserved	Par Value
1	February 2018	512,244	$0.01 per share
2	June 2018	210,140	$0.01 per share
3	December 2018	1,383,248	$0.01 per share
4	February 2019	86,977	$0.01 per share
5	July 2019	134,893	$0.01 per share
6	December 2019	529,624	$0.01 per share
7	June 2020	362,766	$0.01 per share
8	December 2020	367,603	$0.01 per share
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
The following paragraphs summarize our grants of restricted stock during the years ended December 31, 2020, 2019, and 2018. The vesting periods of these grants are determined by the plan administrator and generally range from one to five years. Additionally, vesting of these grants is generally subject to a grantee's continued employment with the Company through the vesting date unless the grantee is terminated without cause or due to the grantee's death or disability.

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
500,245
The vesting schedule of the restricted shares issued to our independent directors is (i) one-third of the shares vested on March 1, 2019, (ii) one-third of the shares vested on March 2, 2020, and (iii) one-third of the shares vested on March 1, 2021.
In September 2018, we issued 198,141 shares of restricted stock to our employees and 12,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.75 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on June 9, 2021, (ii) one-third of the shares vest on June 9, 2022, and (iii) one-third of the shares vest on June 8, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vested on June 10, 2019, (ii) one-third of the shares vested on June 10, 2020, and (iii) one-third of the shares vest on June 9, 2021.
In December 2018, we issued 1,103,248 shares of restricted stock to our employees and 60,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.55 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on September 23, 2021, (ii) one-third of the shares vest on September 26, 2022, and (iii) one-third of the shares vest on September 25, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vested on September 25, 2019, (ii) one-third of the shares vested on September 24, 2020, and (iii) one-third of the shares vest on September 23, 2021.
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
In December 2019, we issued 60,000 shares of restricted stock to our independent directors for no cash consideration. The share price on the issuance date was $33.90 per share. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vested on December 4, 2020, (ii) one-third of the shares vest on December 3, 2021, and (iii) one-third of the shares vest on December 2, 2022.
In January 2020, we issued 469,680 shares of restricted stock to certain of our employees for no cash consideration. The share price on the issuance date was $36.73 per share. The vesting schedule for these restricted shares is (i) one-third of the shares vest on September 8, 2022, (ii) one-third of the shares vest on September 7, 2023, and (iii) one-third of the shares vest on September 5, 2024.

In September 2020, we issued 220,500 shares of restricted stock to certain of our employees for no cash consideration. The share price on the issuance date was $11.15 per share. The vesting schedule for these restricted shares is (i) one-third of the shares vest on June 5, 2023, (ii) one-third of the shares vest on June 4, 2024, and (iii) one-third of the shares vest on June 4, 2025.

In September 2020, we issued 141,900 shares of restricted stock to certain SSH employees for no cash consideration. The share price on the issuance date was $11.15 per share. The vesting schedule of the restricted stock issued to SSH employees is (i) one-third of the shares vest on June 5, 2023, (ii) one-third of the shares vest on June 4, 2024, and (iii) one-third of the shares vest on June 4, 2025.

In December 2020, we issued 90,000 shares of restricted stock to our independent directors and 3,000 to an SSH employee for no cash consideration. The share price on the issuance date was $11.36 per share. The vesting schedule of the restricted stock issued to independent directors is (i) one-third of the shares vest on December 3, 2021, (ii) one-third of the shares vest on December 2, 2022, and (iii) one-third of the shares vest on December 1, 2023. The vesting schedule of restricted stock issued to the SSH employee is (i) one-third of the shares vest on June 5, 2023, (ii) one-third of the shares vest on June 4, 2024, and (iii) one-third of the shares vest on June 4, 2025.

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
D. Employees
As of December 31, 2020 and 2019, we had 25 and 22 shore-based employees, respectively. SSM and SCM were responsible for our commercial and technical management.
E. Share Ownership

The following table sets forth information regarding the share ownership of our common stock as of March 30, 2021 by our directors and executive officers, including the restricted shares issued to our executive officers and to our independent directors as well as distributions of dividends from Eneti, a related party, and shares purchased in the open market.

Name	No. of Shares	% Owned (5)
Emanuele A. Lauro (1)	770,710	1.33%
Robert Bugbee (2)	2,135,105	3.68%
Cameron Mackey (3)	715,062	1.23%
Brian M. Lee (4)	659,120	1.13%
All other executive officers and directors individually	*	*

(1)Includes 748,196 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(2)Includes 748,196 unvested shares of restricted stock from the 2013 Equity Incentive Plan and assuming the full exercise of call options on 1,235,000 common shares.
(3)Includes 529,255 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(4)Includes 378,119 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(5)Based on 58,093,147 common shares outstanding as of March 30, 2021.
* The remaining executive officers and directors individually each own less than 1% of our outstanding shares of common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A. Major shareholders.
The following table sets forth information regarding beneficial ownership of our common stock for owners of more than five percent of our common stock, of which we are aware as of March 30, 2021.

Name	No. of Shares		% Owned (3)
Scorpio Holdings Limited	3,556,735	(1)	6.1%
Blackrock Inc.	2,956,640	(2)	5.1%

(1) This information is derived from a Schedule 13D/A filed with the SEC on December 23, 2020 and from Reports on Form 6-K filed with the SEC on March 22, 2021 and March 24, 2021.
(2) This information is derived from a Schedule 13G filed with the SEC on February 2, 2021.
(3) Based on 58,093,147 common shares outstanding as of March 30, 2021.

As of March 29, 2021, we had 151 shareholders of record, 51 of which were located in the United States and held an aggregate of 55,132,128 shares of our common stock, representing 94.9% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 52,956,066 shares of our common stock, as of that date.
Additionally, Eneti currently owns 2,155,140 common shares of the Company, representing approximately 3.71% of our outstanding common shares as of March 30, 2021, which it acquired through transactions directly with the Company.
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
Pursuant to the Revised Master Agreement, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000, and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement have not, and are not expected to materially differ from the annual management fee charged prior to the amendment.

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
Prior to September 29, 2016, we paid SSH a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. This fee was eliminated for all vessel purchase or sale agreements entered into after September 29, 2016. During the years ended December 31, 2020 and 2019, no fees were paid to SSH for the sale or purchase of vessels. For the year ended December 31, 2018, we paid SSH an aggregate fee of $0.7 million in connection with the purchase and delivery of STI Esles II and STI Jardins. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Master Agreement and Administrative Services Agreement.
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
Our Relationship with Scorpio and its Affiliates
Scorpio is owned and controlled by the Lolli-Ghetti family, of which Messrs. Emanuele Lauro and Filippo Lauro are members. Annalisa Lolli-Ghetti is majority owner of Scorpio (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 6.64% of our common shares. We are not affiliated with any other entities in the shipping industry other than those that are members of Scorpio.
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
In October 2018, we raised net proceeds of approximately $319.6 million in an underwritten public offering of 18.2 million shares of common stock (including 2.0 million shares of common stock issued when the underwriters partially exercised their overallotment option to purchase additional shares) at a public offering price of $18.50 per share. Eneti and Scorpio Services Holding Limited, or SSH, each a related party, purchased 5.4 million common shares and 0.5 million common shares, respectively, at the public offering price.
In September 2019, we closed on a private placement with SSH for $15 million, in exchange for an aggregate of 517,241 of our common shares at $29.00 per share.

Transactions with Related Parties
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the consolidated statements of income and balance sheet are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019	2018
Pool revenue(1)
Scorpio MR Pool Limited	$340,937	$261,727	$225,181
Scorpio LR2 Pool Limited	369,476	260,893	188,890
Scorpio Handymax Tanker Pool Limited	105,355	103,150	82,782
Scorpio LR1 Pool Limited	87,028	66,009	46,823
Voyage revenue(2)	2,334	—	—
Voyage expenses(3)	(3,507)	(2,414)	(1,290)
Vessel operating costs(4)	(33,896)	(31,732)	(34,272)
Administrative expenses(5)	(13,876)	(12,975)	(12,475)
(1)These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related parties. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party vessels. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.
(2)These transactions relate to revenue earned in the spot market on voyages chartered through SSH, a related party affiliate.
(3)Related party expenditures included within voyage expenses in the consolidated statements of income or loss consist of the following:
•Expenses due to SCM, a related party, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1/Panamax and LR2/Aframax vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture.  These expenses are included in voyage expenses in the consolidated statements of income or loss. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.
•Bunkers of $3.6 million were purchased from a related party bunker provider (who was engaged in the procurement of bunkers on our behalf) during the year ended December 31, 2020. These bunkers were purchased when our vessels were operating in the spot market, outside of the Scorpio Pools. Approximately $2.9 million of these purchases were consumed during the spot market voyages, and the remaining unconsumed portion was considered a working capital contribution to the pool (see below for a description on the accounting for working capital contributions to the Scorpio Pools) when the vessels re-joined the pools. Bunkers of $0.8 million were purchased from this provider during the year ended December 31, 2019, of which, $0.3 million were consumed during the period.
•Voyage expenses of $4,925, $4,357 and $25,747 charged by a related party port agent during the years ended December 31, 2020, 2019 and 2018 respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.
(4)Related party expenditures included within vessel operating costs in the consolidated statements of income or loss consist of the following:

•Technical management fees of $31.9 million, $30.0 million, and $30.1 million charged by SSM, a related party, during the years ended December 31, 2020, 2019 and 2018 respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $146.0 million, $138.9 million, and $125.8 million during the years ended December 31, 2020, 2019 and 2018 respectively. SSM's annual technical management fee is a fixed fee of $175,000 per vessel plus certain itemized expenses pursuant to the technical management agreement.
•Insurance related expenses of $2.6 million incurred through a related party insurance broker during the year ended December 31, 2018. The amounts recorded reflect the amortization of the policy premiums, which are paid directly to the broker, who then remits the premiums to the underwriters. In 2016, an Executive Officer of the Company acquired a minority interest, which in 2018 increased to a majority interest, in an insurance broker which arranges hull and machinery and war risk insurance for certain of our owned and leased vessels. This broker has arranged such policies for the Company since 2010 and the extent of the coverage and the manner in which the policies are priced did not change as a result of this transaction. In September 2018, the Executive Officer disposed of their interest in the insurance broker in its entirety to an unaffiliated third party.
•Vessel operating expenses of $2.0 million, $1.7 million and $1.6 million charged by a related party port agent during the years ended December 31, 2020, 2019 and 2018, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.
(5)We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. The services provided to us by SSH may be sub-contracted to other entities within Scorpio. The expenses incurred under this agreement were recorded in general and administrative expenses in the consolidated statement of income or loss and were as follows:
•The expense for the year ended December 31, 2020 of $13.9 million included (i) administrative fees of $12.6 million charged by SSH, (ii) restricted stock amortization of $1.2 million, which relates to the issuance of an aggregate of 315,950 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $19,772 to SSH and $45,539 to SCM.
•The expense for the year ended December 31, 2019 of $13.0 million included (i) administrative fees of $11.4 million charged by SSH, (ii) restricted stock amortization of $1.1 million, which relates to the issuance of an aggregate of 221,900 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $0.2 million to SSH and $0.2 million to SCM.
•The expense for the year ended December 31, 2018 of $12.5 million included (i) administrative fees of $11.1 million charged by SSH, (ii) restricted stock amortization of $1.3 million, which relates to the issuance of an aggregate of 114,400 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $46,535.

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2020	2019
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$26,413	$74,412
Accounts receivable and prepaid expenses (SSM) (2)	4,259	1,624
Other assets (pool working capital contributions) (3)	73,161	49,094
Liabilities:
Accounts payable and accrued expenses (owed to the Scorpio Pools)	945	3,717
Accounts payable and accrued expenses (SSM)	935	2,667
Accounts payable and accrued expenses (SSH)	404	353
Accounts payable and accrued expenses (related party port agent)	355	361
Accounts payable and accrued expenses (SCM)	58	14
(1)Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of December 31, 2020 and 2019 include $1.1 million and $24.3 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:
•For vessels in the Scorpio LR2 Pool, Scorpio LR1 Pool, Scorpio MR Pool and Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or lease financed vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. The Scorpio MR Pool Limited amended the terms of the pool agreement with its participants during 2020. Prior to 2020, working capital contributions are repaid, without interest, when such vessel has earned sufficient net revenues to cover the value of such working capital contributed. Accordingly, we classified $23.6 million of working capital as current (within accounts receivable) at December 31, 2019.
(2)    Accounts receivable and prepaid expenses from SSM primarily relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.
(3)     Represents the non-current portion of working capital receivables as described above.
Fees paid to SSH for arranging vessel purchases and sales prior to September 29, 2016 were capitalized as part of the carrying value of the related vessel for a vessel purchase and are included as part of the gain or loss on sale for a vessel disposal.
•During the years ended December 31, 2020 and 2019, no fees were paid to SSH for the sale or purchase of vessels.
•During the year ended December 31, 2018, we paid SSH an aggregate fee of $0.7 million in connection with the purchase and delivery of STI Esles II and STI Jardins. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Administrative Services Agreement.
 Follow-on Offerings of Common Shares
In October 2018, we closed on the sale of 18.2 million newly issued shares of our common stock in an underwritten public offering at an offering price of $18.50 per share. We received aggregate net proceeds of $319.6 million after deducting underwriters' discounts and offering expenses. Of the 18.2 million common shares issued, 5.4 million and 0.54 million shares were issued to Eneti, a related party, and SSH at the offering price.
Private Placement
In September 2019, we closed on a private placement with SSH for $15.0 million, in exchange for an aggregate of 517,241 of our common shares at $29.00 per share, as described in Note 14.

Other agreements
Starting in October 2019, we provided guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers. No amounts were paid to this provider under these guarantees during the year ended December 31, 2020. The maximum amount under these guarantees was $16.0 million in aggregate as of December 31, 2020.
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements.”
Legal Proceedings
In March 2021, we received notice of a lawsuit alleging the delivery of cargo, valued at $13.6 million, to the incorrect receiver. While we are indemnified by the charterer for this claim, we cannot be certain of the ultimate outcome of this matter, and hence the net impact on our financial results, if any, cannot be reasonably estimated.
To our knowledge, we are not currently a party to any other lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.
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
For the years ended December 31, 2020, 2019 and 2018, we paid aggregate dividends to our shareholders in the amount of $23.3 million, $21.3 million and $15.1 million, respectively. We have paid the following dividends per share in respect of the periods set forth below:

Date Paid	Dividends per Share
March 27, 2018	$0.10
June 28, 2018	$0.10
September 27, 2018	$0.10
December 13, 2018	$0.10
March 28, 2019	$0.10
June 27, 2019	$0.10
September 27, 2019	$0.10
December 13, 2019	$0.10
March 13, 2020	$0.10
June 15, 2020	$0.10
September 29, 2020	$0.10
December 14, 2020	$0.10
March 15, 2021	$0.10
B. Significant Changes
There have been no significant changes since the date of the annual consolidated financial statements included in this report, other than as described in Note 23 - Subsequent Events to our consolidated financial statements included herein.
ITEM 9. OFFER AND THE LISTING
A. Offer and Listing Details
Please see “Item 9. Offer and Listing - C. Markets.”
B. Plan of Distribution
Not applicable.
C. Markets
Since our initial public offering, our shares of common stock have traded on the NYSE under the symbol “STNG.” Our Senior Notes Due 2025 are listed for trading on the NYSE under the symbol “SBBA.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Our amended and restated articles of incorporation have been filed as Exhibit 3.1 to Amendment No. 2 to our Registration Statement on Form F-1 (Registration No. 333-164940), filed with the SEC on March 18, 2010. Our amended and restated bylaws are filed as Exhibit 1.2 to our Annual Report on Form 20-F filed with the SEC on June 29, 2010. In June 2014, after receiving shareholder approval, we amended our amended and restated articles of incorporation to increase our authorized common stock to 400,000,000 from 250,000,000. This amendment to our amended and restated articles of incorporation is filed as Exhibit 3.1 to our Annual Report on Form 20-F filed with the SEC on March 31, 2015. In June 2018, after receiving shareholder approval, we amended our amended and restated articles of incorporation to increase our authorized common stock to 750,000,000 from 400,000,000. This amendment to our amended and restated articles of incorporation is filed as Exhibit 3.1 to the Form 6-K filed with the SEC on June 1, 2018. The share numbers in this paragraph have not been retroactively adjusted to reflect the below reverse stock split.

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
Authorized capitalization
Under our Articles of Incorporation, we have authorized 175,000,000 registered shares, consisting of 150,000,000 common shares, par value $0.01 per share, of which 58,093,147 shares were issued and outstanding as of March 30, 2021 and 25,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.
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
Business combinations
    Although the BCA does not contain specific provisions regarding "business combinations" between companies organized under the laws of the Marshall Islands and "interested shareholders," we have included these provisions in our Articles of Incorporation. Specifically, our Articles of Incorporation prohibit us from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:
•any person who is the beneficial owner of 15% or more of our outstanding voting stock; or
•any person who is our affiliate or associate and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person's status as an interested shareholder is determined, and the affiliates and associates of such person.
    Subject to certain exceptions, a business combination includes, among other things:
•certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;
•any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate fair market value equal to 10% or more of either the aggregate fair market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding stock;
•certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

•any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and
•any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.
    These provisions of our Articles of Incorporation do not apply to a business combination if:
•before a person became an interested shareholder, our Board of Directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;
•upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;
•at or following the transaction in which the person became an interested shareholder, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock that is not owned by the interested shareholder;
•the shareholder was or became an interested shareholder prior to the closing of our initial public offering in 2010;
•a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or
•the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our Articles of Incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:
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

For our 2020 taxable tax year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.
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
It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the “Trading Frequency Test”; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the “Trading Volume Test.” We currently satisfy and anticipate that we will continue to satisfy the Trading Frequency Test and Trading Volume Test. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and Trading Volume Test will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.
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
We believe that we currently satisfy the Publicly-Traded Test and intend to take this position on our United States federal income tax return for the 2020 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.
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
Our United States Source Shipping Income would be considered “effectively connected” with the conduct of a United States trade or business only if:
•we have, or are considered to have, a fixed place of business in the United States involved in the earning of United States Source Shipping Income; and
•substantially all of our United States Source Shipping Income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.
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
As used herein, the term United States Holder means a beneficial owner of common shares that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) it has in place an election to be treated as a United States person for U.S. federal income tax purposes.
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
Passive Foreign Investment Company Status and Significant Tax Consequences
Special United States federal income tax rules apply to a United States Holder that holds shares in a foreign corporation classified as a “passive foreign investment company”, or a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such Holder holds our common shares, either:
•at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.
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
•the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;
•the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and
•the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
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
•the gain is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or
•the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
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
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding if you are a non-corporate United States Holder and you:
•fail to provide an accurate taxpayer identification number;
•are notified by the IRS that you have failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

•in certain circumstances, fail to comply with applicable certification requirements.
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
Shareholders may also visit the Investor Relations section of our website at www.scorpiotankers.com or request a copy of our filings at no cost, by writing or telephoning us at the following address: Scorpio Tankers Inc., 9, Boulevard Charles III Monaco 98000, +377-9798-5716. The information on our website is not incorporated by reference into this annual report.
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

Based on the floating rate debt at December 31, 2020 and 2019, a one-percentage point increase in the floating interest rate would increase interest expense by $26.8 million and $26.6 million per year, respectively. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of December 31,
In thousands of U.S. dollars	2021	2022 - 2023	2024 - 2025	Thereafter
Principal payments floating rate debt (unhedged)	$334,207	$775,272	$694,573	$880,898
Principal payments fixed rate debt	32,879	216,759	151,954	—
Total principal payments on outstanding debt	$367,086	$992,031	$846,527	$880,898
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. We currently do not have any vessels employed on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $46.2 million and $41.7 million for the years ended December 31, 2020 and 2019, respectively.
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
See Note 22 to our Consolidated Financial Statements included herein for additional information.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2020. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2020 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
B. Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) and 15d-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2020 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting was effective as of December 31, 2020 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
C. Attestation Report of the Registered Public Accounting Firm
The effectiveness of Company’s internal control over financial reporting, at December 31, 2020, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.
D. Changes in Internal Control Over Financial Reporting
There were no changes in internal control over financial reporting (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. Reidar Brekke, who serves on the Audit Committee, qualifies as an “audit committee financial expert” and that he is “independent” in accordance with SEC rules.

ITEM 16B. CODE OF ETHICS
We have adopted a Code of Conduct and Ethics applicable to the Company's officers, directors, employees and agents, which complies with applicable guidelines issued by the SEC. Our Code of Conduct and Ethics as in effect on the date hereof, has been filed as an exhibit to this annual report and is also available on our website at www.scorpiotankers.com. The information on our website is not incorporated by reference into this annual report.
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
A. Audit Fees
Our principal accountant for fiscal years ended December 31, 2020 and 2019 was PricewaterhouseCoopers Audit and the audit fee for those periods was $689,600 and $855,582, respectively.
During 2020 and 2019, our principal accountant, PricewaterhouseCoopers Audit, or its affiliates, provided additional services related to the reviews of our published interim financial results and related comfort letters, the May 2020 offering of our Senior Notes due 2025, and the September 2019 Trafigura Transaction. The aggregate fees for these services were $221,000 and $148,000 for the years ended December 31, 2020 and 2019, respectively.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
In May 2015, our Board of Directors authorized a securities repurchase program to purchase up to an aggregate of $250 million of our securities.
•Between July 1, 2020 and September 7, 2020, we repurchased $52.3 million face value of our Convertible Notes due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million.
•In September 2020, we acquired an aggregate of 1,170,000 of our common shares at an average price of $11.18 per share for a total of $13.1 million. The repurchased shares are being held as treasury shares.
In September 2020, our Board of Directors authorized a new securities repurchase program to purchase up to an aggregate of $250 million of our securities, which, in addition to our common shares, currently consist of our Senior Notes due 2025 (NYSE: SBBA), which were issued in May 2020, Convertible Notes due 2022, which were issued in May and July 2018, and Convertible Notes due 2025, which were issued in March 2021. The aforementioned repurchases of common stock and our convertible notes were executed under the previous securities repurchase program, which has since been terminated. Any future repurchases of our securities will be made under the new $250 million securities repurchase program. No securities have been repurchased under this program during the year ended December 31, 2020 and through March 30, 2021.
There were 58,093,147 common shares outstanding as of March 30, 2021.
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
There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Marshall Islands law and our Bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2020 and through the date of this annual report, our non-management directors met in executive session three times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The financial information required by this Item is set forth beginning on page F-1 and is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated Bylaws of the Company (3)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (8)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (12)
2.1	Form of Stock Certificate (12)
2.2	Form of Senior Debt Securities Indenture (4)
2.3	Form of Subordinated Debt Securities Indenture (4)
2.4	Base Indenture, dated May 12, 2014, by and between the Company and Deutsche Bank Trust Company (7)
2.5	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act
2.6	Indenture, dated May 14, 2018, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.00% Convertible Notes due 2022 (11)
2.7	Indenture, dated March 25, 2021, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.00% Convertible Notes due 2025
2.8	Fourth Supplemental Indenture, dated May 29 2020, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company's 7.00% Senior Notes due 2025 (13)
4.1	2013 Amended and Restated Equity Incentive Plan (6)
4.2	Administrative Services Agreement between the Company and Liberty Holding Company Ltd. (2)
4.2(a)	Deed of Amendment between the Company, SSH, SCM and SSM dated September 29, 2016 (9)
4.3	Master Agreement between the Company, SSM and SCM dated January 24, 2013 (5)
4.3(a)	Amended and Restated Master Agreement between the Company, SSM and SCM dated November 15, 2016 (9)
4.3(b)	Amended and Restated Master Agreement between the Company, SSM and SCM dated February 21, 2018 (10)
8.1	Subsidiaries of the Company
11.1	Code of Conduct and Ethics (10)
11.2	Whistleblower Policy (6)
11.3	Whistleblower Policy - Environmental (6)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Drewry Shipping Consultants, Ltd.
15.3	Consent of Seward & Kissel LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase

(1)Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 1) (File No. 333-164940) on March 10, 2010, and incorporated by reference herein.
(2)Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No. 2) (File No. 333-164940) on March 18, 2010, and incorporated by reference herein.

(3)Filed as an Exhibit to the Company’s Annual Report filed on Form 20-F on June 29, 2010, and incorporated by reference herein.
(4)Filed as an Exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-173929) on May 4, 2011, and incorporated by reference herein.
(5)Filed as an Exhibit to the Company’s Annual Report on Form 20-F on March 29, 2013, and incorporated by reference herein.
(6)Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 31, 2014, and incorporated by reference herein.
(7)Filed as an Exhibit to the Company’s Report on Form 6-K on May 13, 2014, and incorporated by reference herein.
(8)Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 31, 2015, and incorporated by reference herein.
(9)Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 16, 2017, and incorporated by reference herein.
(10)Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 23, 2018, and incorporated by reference herein.
(11)Filed as an Exhibit to the Company’s Report on Form 6-K on May 16, 2018, and incorporated by reference herein.
(12)Filed as an Exhibit to the Company’s Report on Form 6-K on January 18, 2019, and incorporated by reference herein.
(13)Filed as an Exhibit to the Company’s Report on Form 6-K on May 29, 2020, and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Dated: March 31, 2021

Scorpio Tankers Inc.
(Registrant)

/s/ Emanuele Lauro
Emanuele Lauro
Chief Executive Officer

SCORPIO TANKERS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Scorpio Tankers Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Impairment Assessment – Vessels (including Right of Use Assets for Vessels)

As described in Notes 5 and 6 to the consolidated financial statements, as of December 31, 2020 the carrying value of Vessels and drydock was approximately $4.0 billion and the carrying value of Right of use assets for vessels was approximately $0.8 billion. As of December 31, 2020, the Company’s operating fleet consisted of 135 vessels, which are either owned or leased (finance or operating). As further described in Notes 1 and 7, management evaluates the carrying values of its vessels and drydock, and right of use assets for vessels (collectively, the “vessels”) to determine whether there is any indication that those values have suffered an impairment loss. If any such indication exists, management conducts an impairment test (on an individual vessel basis) by comparing the carrying value of each vessel to the higher of its (i) fair value less selling costs and (ii) value in use. Management determines fair value less selling costs by considering independent broker valuations. In estimating value in use, management estimates each vessel’s future cash flows, which are discounted to their present value. The discounted cash flow analysis requires management to develop estimates and assumptions related to forecasted vessel revenue, vessel operating expenses, drydock costs, utilization rate, remaining useful lives, residual values and discount rate.

The principal considerations for our determination that performing procedures relating to impairment assessment – vessels (including right of use assets for vessels) is a critical audit matter are the significant judgments by management when developing the value in use using the discounted cash flow technique. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related to each vessel’s future cash flows and significant assumptions. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s vessel impairment assessments. These procedures also included, among others, testing management’s process for developing the fair value estimates; evaluating the appropriateness of the value in use model used by management; testing the completeness and accuracy of underlying data used in the model; and evaluating the reasonableness of significant assumptions related to future cash flows and discount rate. Evaluating the reasonableness of management’s assumptions related to future cash flows and discount rate involved evaluating whether the assumptions used were reasonable considering (i) the current and past performance of the vessels, (ii) the consistency with external market and industry data and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the value in use model and evaluating the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers Audit

Neuilly-sur-Seine, France
March 31, 2021

We have served as the Company’s auditor since 2013.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2020 and 2019

		As of
In thousands of U.S. dollars	Notes	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	2	$187,511	$202,303
Accounts receivable	4	33,017	78,174
Prepaid expenses and other current assets	3	12,430	13,855
Inventories		9,261	8,646
Total current assets		242,219	302,978
Non-current assets
Vessels and drydock	5	4,002,888	4,008,158
Right of use assets for vessels	6	807,179	697,903
Other assets	8	92,145	131,139
Goodwill	7	8,900	11,539
Restricted cash	9	5,293	12,293
Total non-current assets		4,916,405	4,861,032
Total assets		$5,158,624	$5,164,010
Current liabilities
Current portion of long-term bank debt	12	172,705	235,482
Sale and leaseback liability	12	131,736	122,229
IFRS 16 - lease liability	6	56,678	63,946
Accounts payable	10	12,863	23,122
Accrued expenses	11	32,193	41,452
Total current liabilities		406,175	486,231
Non-current liabilities
Long-term bank debt and bonds	12	971,172	999,268
Sale and leaseback liability	12	1,139,713	1,195,494
IFRS 16 - lease liability	6	575,796	506,028
Total non-current liabilities		2,686,681	2,700,790
Total liabilities		3,092,856	3,187,021
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 and 150,000,000 shares authorized; 58,093,147 and 58,202,400 outstanding shares as of December 31, 2020 and December 31, 2019, respectively.	14	656	646
Additional paid-in capital	14	2,850,206	2,842,446
Treasury shares	14	(480,172)	(467,057)
Accumulated deficit	14	(304,922)	(399,046)
Total shareholders’ equity		2,065,768	1,976,989
Total liabilities and shareholders’ equity		$5,158,624	$5,164,010
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2020, 2019 and 2018

		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	Notes	2020	2019	2018
Revenue
Vessel revenue	16	$915,892	$704,325	$585,047
Operating expenses
Vessel operating costs		(333,748)	(294,531)	(280,460)
Voyage expenses		(7,959)	(6,160)	(5,146)
Charterhire		—	(4,399)	(59,632)
Depreciation - owned or sale and leaseback vessels	5	(194,268)	(180,052)	(176,723)
Depreciation - right of use assets for vessels	5	(51,550)	(26,916)	—
Impairment of vessels	7	(14,207)	—	—
Impairment of goodwill	7	(2,639)	—	—
General and administrative expenses	18	(66,187)	(62,295)	(52,272)
Merger transaction related costs		—	—	(272)
Total operating expenses		(670,558)	(574,353)	(574,505)
Operating income / (loss)		245,334	129,972	10,542
Other (expense) and income, net
Financial expenses	19	(154,971)	(186,235)	(186,628)
Gain / (loss) on repurchase/exchange of convertible notes	12	1,013	—	(17,838)
Financial income		1,249	8,182	4,458
Other income and (expenses), net		1,499	(409)	(605)
Total other expense, net		(151,210)	(178,462)	(200,613)
Net income / (loss)		$94,124	$(48,490)	$(190,071)
Attributable to:
Equity holders of the parent		$94,124	$(48,490)	$(190,071)
Earnings / (Loss) per share
Basic	21	$1.72	$(0.97)	$(5.46)
Diluted	21	$1.67	$(0.97)	$(5.46)
Basic weighted average shares outstanding	21	54,665,898	49,857,998	34,824,311
Diluted weighted average shares outstanding	21	56,392,311	49,857,998	34,824,311

There are no items of other comprehensive income or loss
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2020, 2019 and 2018

In thousands of U.S. dollars except share data	Number of shares outstanding(2)	Share capital	Additional paid-in capital	Treasury shares	Accumulated deficit	Total
Balance as of January 1, 2018	$32,650,755	$3,766	$2,283,591	$(443,816)	$(158,240)	$1,685,301
Adoption of accounting standards (IFRS 15)	—	—	—	—	4	4
Net loss for the period	—	—	—	—	(190,071)	(190,071)
Net proceeds from follow-on offerings of common stock	18,216,216	1,822	317,810	—	—	319,632
Issuance of restricted stock, net of forfeitures	1,881,826	188	(188)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	25,547	—	—	25,547
Dividends paid, $0.40 per share (1)	—	—	(15,127)	—	—	(15,127)
Purchase of treasury shares	(1,351,235)	—	—	(23,240)	—	(23,240)
Equity component of issuance of Convertible Notes due 2022 (see Note 12)	—	—	36,966	—	—	36,966
Balance as of December 31, 2018	51,397,562	$5,776	$2,648,599	$(467,056)	$(348,307)	$1,839,012

Adoption of accounting standards (IFRS 16)	—	—	—	—	(2,249)	(2,249)
Net loss for the period	—	—	—	—	(48,490)	(48,490)
Reverse stock split - impact of fractional shares and change in total par value	(62)	(5,198)	5,196	—	—	(2)
Issuance of restricted stock, net of forfeitures	507,920	5	(5)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	27,421	—	—	27,421
Net proceeds from private placement of common stock	1,724,137	17	49,983	—	—	50,000
Shares issued as consideration for the Trafigura Transaction	4,572,873	46	132,568	—	—	132,614
Dividends paid, $0.40 per share (1)	—	—	(21,278)	—	—	(21,278)
Purchase of treasury shares	(30)	—	—	(1)	—	(1)
Equity issuance costs	—	—	(38)	—	—	(38)
Balance as of December 31, 2019	58,202,400	$646	$2,842,446	$(467,057)	$(399,046)	$1,976,989

Net income for the period	—	—	—	—	94,124	94,124
Issuance of restricted stock, net of forfeitures	923,680	9	(9)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	28,506	—	—	28,506
Dividends paid, $0.40 per share (1)	—	—	(23,302)	—	—	(23,302)
Net proceeds from issuance of common shares pursuant to at the market program	137,067	1	2,574	—	—	2,575
Purchase of treasury shares	(1,170,000)		—	(13,115)	—	(13,115)
Equity issuance costs	—		(9)	—	—	(9)
Balance as of December 31, 2020	58,093,147	$656	$2,850,206	$(480,172)	$(304,922)	$2,065,768
(1) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2020, 2019 and 2018

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2020	2019	2018
Operating activities
Net income / (loss)		$94,124	$(48,490)	$(190,071)
Depreciation - owned or sale and leaseback vessels	5	194,268	180,052	176,723
Depreciation - right of use assets	5	51,550	26,916	—
Amortization of restricted stock	14	28,506	27,421	25,547
Impairment of goodwill and vessels	7	16,846	—	—
Amortization of deferred financing fees	12	6,657	7,041	10,541
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	12	2,025	1,466	13,212
Accretion of Convertible Notes	12	8,413	11,375	13,225
Accretion of fair value measurement on debt assumed in business combinations	12	3,422	3,615	3,779
(Gain) / Loss on repurchase / exchange of Convertible Notes	12	(1,013)	—	17,838
		404,798	209,396	70,794
Changes in assets and liabilities:
(Increase) / decrease in inventories		(615)	(346)	1,535
Decrease / (increase) in accounts receivable		19,957	(8,458)	(4,298)
Decrease in prepaid expenses and other current assets		1,424	1,816	2,227
Increase in other assets		856	(7,177)	(1,226)
(Decrease) / increase in accounts payable		(5,094)	4,019	(1,382)
(Decrease) / increase in accrued expenses		(1,945)	10,262	(9,860)
		14,583	116	(13,004)
Net cash inflow from operating activities		419,381	209,512	57,790
Investing activities
Acquisition of vessels and payments for vessels under construction		—	(2,998)	(26,057)
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, finance leased and bareboat-in vessels)		(174,477)	(203,975)	(26,680)
Net cash outflow from investing activities		(174,477)	(206,973)	(52,737)
Financing activities
Debt repayments		(800,072)	(343,351)	(865,594)
Issuance of debt		705,390	108,589	1,007,298
Debt issuance costs		(13,523)	(5,744)	(23,056)
Refund of debt issuance costs due to early debt repayment		—	—	2,826
Principal repayments on IFRS 16 lease liabilities		(77,913)	(36,761)	—
Decrease / (increase) in restricted cash		7,001	(9)	(897)
Repurchase / repayment of Convertible Notes		(46,737)	(145,000)	—
Gross proceeds from issuance of common stock		2,601	50,000	337,000
Equity issuance costs		(26)	(333)	(17,073)
Dividends paid		(23,302)	(21,278)	(15,127)
Repurchase of common stock		(13,115)	(1)	(23,240)
Net cash (outflow) / inflow from financing activities		(259,696)	(393,888)	402,137
(Decrease) / increase in cash and cash equivalents		(14,792)	(391,349)	407,190

Cash and cash equivalents at January 1,	202,303	593,652	186,462
Cash and cash equivalents at December 31,	$187,511	$202,303	$593,652
Supplemental information:
Interest paid (which includes $1.4 million, $2.8 million and $0.2 million of interest capitalized during the years ended December 31, 2020, 2019 and 2018, respectively)	$132,329	$182,707	$155,304
Additionally, we completed the following non-cash transactions during the years ended December 31, 2020, 2019 and 2018:
•September 2019 acquisition of leasehold interests in 19 vessels from Trafigura Maritime Logistics Pte. Ltd. (“Trafigura”) in exchange for $803 million and the assumption of $670.0 million of obligations under the bareboat charter agreements (of which, $531.5 million was recorded in September 2019 and the remaining obligations of $138.8 million were recorded in 2020 upon the delivery of four of the vessels from the shipyard). This transaction is described in Note 6.
•Throughout 2020, we took delivery of four MRs as part of the Trafigura Transaction (defined below), which included the assumption of obligations under bareboat charter-in agreements of $138.8 million (whose obligations are recorded as part of the Company's $670.0 Million Lease Financing). This transaction is described in Note 5.
•May and July 2018 exchange of an aggregate of $203.5 million in aggregate principal amount of our Convertible Notes due 2019 for an aggregate of $203.5 million in aggregate principal amount of our newly issued Convertible Notes due 2022. This transaction is described in Note 12.
•The 2019 recognition of a $24.2 million right of use assets and a corresponding $24.2 million lease liabilities (the obligations under these agreements are described as "IFRS 16 - Leases - seven Handymax") at the commencement date of seven bareboat charter-in agreements.
•The 2020 modifications of certain leases under the IFRS 16 - 7 Handymax lease arrangement resulting in the increase of the lease liability relating to these vessels of $1.6 million.
•As described in Note 4, due to a change in the terms of the agreement with the Scorpio MR Pool, approximately $23.6 million of accounts receivable were reclassified to non-current other assets on our consolidated balance sheet.
These transactions represent the significant non-cash transactions incurred during the years ended December 31, 2020, 2019 and 2018.
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1.General information and significant accounting policies
Company
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
Our fleet, as of December 31, 2020, consisted of 135 owned, finance leased or bareboat chartered-in product tankers (18 Handymax, 63 MR, 12 LR1 and 42 LR2).
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
Basis of accounting
The consolidated financial statements incorporate the financial statements of Scorpio Tankers Inc. and its subsidiaries. The consolidated financial statements have been presented in United States dollars, or USD or $, which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries, and have been authorized for issue by the Board of Directors on March 30, 2021. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.
All inter-company transactions, balances, income and expenses were eliminated on consolidation.
Going concern
The financial statements have been prepared in accordance with the going concern basis of accounting as described further in the “Liquidity risk” section of Note 22.
Significant Accounting Policies
The following is a discussion of our significant accounting policies that were in effect during the years ended December 31, 2020, 2019 and 2018.
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
Moreover, under IFRS 16, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. These components are accounted for as follows:

•All fixed lease revenue earned under these time charter-out arrangements is recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.
•The non-lease component is accounted for as services revenue under IFRS 15 - Revenue from Contracts with Customers. This revenue will be recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
The application of the above principles did not result in a material difference to the amount of revenue recognized under previous accounting policies for pool and time-out charter arrangements.
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
(1)Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on:
•the pool points attributed to each vessel (which are determined by vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics); and
•the number of days the vessel participated in the pool in the period.
(2)Time charter agreements are when our vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
(3)Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate.
Of these revenue streams, revenue generated in the spot market from voyage charter agreements is within the scope of IFRS 15. Revenue generated from pools and time charters is accounted for as revenue earned under operating leases. Accordingly, the implementation of IFRS 15 did not have an effect on the revenue recognized from the pools or time charters however these arrangements were impacted by IFRS 16 - Leases, which is effective for annual periods beginning on or after January 1, 2019 and is discussed further above.
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
Earnings / (Loss) per share
Basic earnings / (loss) per share is calculated by dividing net income / (loss) attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted earnings / (loss) per share is calculated by adjusting the net income / (loss) attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic income / (loss) per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.
In the years ended December 31, 2020, 2019 and 2018, there were potentially dilutive items as a result of our (i) 2013 Equity Incentive Plan (see Note 14), (ii) our convertible senior notes due 2019, or Convertible Notes due 2019, and (iii) our convertible senior notes due 2022, or Convertible Notes due 2022, (as described in Note 12).
We apply the if-converted method when determining diluted earnings / (loss) per share. This requires the assumption that all potential ordinary shares with respect to our Convertible Notes due 2019 and Convertible Notes due 2022 have been converted into ordinary shares at the beginning of the period or, if not in existence at the beginning of the period, the date of the issue of the financial instrument or the granting of the rights by which they are granted. Under this method, once potential ordinary shares are converted into ordinary shares during the period, the dividends, interest and other expense associated with those potential ordinary shares will no longer be incurred. The effect of conversion, therefore, is to increase income (or reduce losses) attributable to ordinary equity holders as well as the number of shares in issue. Conversion will not be assumed for purposes of computing diluted earnings per share if the effect would be anti-dilutive.
The impact of potentially dilutive items on the calculations of earnings / (loss) per share are set forth in Note 21.
Charterhire expense
In a time or bareboat charter-in arrangement, we pay to lease a vessel for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, profit sharing or current market rates.  In a time charter-in arrangement, the vessel’s owner is responsible for crewing and other vessel operating costs, whereas these costs are the responsibility of the charterer in a bareboat charter-in arrangement.  Prior to the adoption of IFRS 16, the costs associated with these arrangements were recorded as charterhire expense.
As of December 31, 2020, we had 26 bareboat chartered-in vessels which are being accounted for under IFRS 16, Leases as right of use assets and related lease liabilities. Under IFRS 16, there is no charterhire expense for these vessels as the right of use assets are depreciated on a straight-line basis (through depreciation expense) over the lease term, and the lease liability is amortized over that same period (with a portion of each payment allocated to principal and a portion allocated to interest expense). We recorded charterhire expense during the year ended December 31, 2019 for certain vessels that were bareboat chartered-in for terms that were less than 12 months upon the date of transition to IFRS 16.
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
In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are translated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statements of income or loss. The amounts charged to the consolidated statements of income or loss during the years ended December 31, 2020, 2019 and 2018 were not significant.
Segment reporting
During the years ended December 31, 2020, 2019 and 2018, we owned, lease financed or chartered-in vessels spanning four different vessel classes, Handymax, MR, LR1 and LR2, all of which earn revenues in the seaborne transportation of refined petroleum products in the international shipping markets. Each vessel within these segments also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in IFRS. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.
Segment results are evaluated based on reported net income or loss from each segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of our consolidated financial statements.
It is not practical to report revenue or non-current assets on a geographical basis due to the global nature of the shipping market.
Vessels and drydock
Our fleet is measured at cost, which includes the cost of work undertaken to enhance the capabilities of the vessels, less accumulated depreciation and impairment losses.
Depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from the date of delivery. We estimate the useful lives of our vessels to be 25 years. Vessels under construction are not depreciated until such time as they are ready for use. The residual value is estimated as the lightweight tonnage of each vessel multiplied by scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four-year average scrap market rates available at the balance sheet date with changes accounted for in the period of change and in future periods.
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
During the years ended December 31, 2020 and 2019, we made investments in exhaust gas cleaning systems, or scrubbers, and ballast water treatment systems, or BWTS. The costs of these systems will primarily be depreciated over the estimated remaining useful life of each vessel, which is our estimate of the useful life of this equipment based on experience with such systems. Additionally, for a newly installed scrubber, a notional component is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that we will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs will be recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date.

Asset acquisitions
In October 2018, the International Accounting Standards Board ("IASB") issued amendments to the definition of a business in IFRS 3 - Business Combinations. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020 and apply prospectively, however earlier application was permitted.
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
We early adopted these amendments to IFRS 3 in 2019, and applied them to our September 2019 transaction to acquire the leasehold interests in 19 product tankers from Trafigura Maritime Logistics Pte. Ltd. ("Trafigura"). We refer to this transaction as the "Trafigura Transaction".
We have accounted for the Trafigura Transaction as an asset acquisition under the amended guidance set forth under IFRS 3, Business Combinations as substantially all of the fair value of the gross assets acquired was concentrated in a group of similar identifiable assets.
Moreover, the leasehold interests acquired as part of the Trafigura Transaction qualified as leases under IFRS 16.
This transaction is further described in Note 6.
Impairment of goodwill
Goodwill arising from our 2017 acquisition of Navig8 Product Tankers Inc. has been allocated to the cash generating units within each of the respective reportable segments that are expected to benefit from the synergies of the Merger (LR2s and LR1s). Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units within the reportable segment, plus the allocated goodwill, to their recoverable amounts.
The recoverable amount of goodwill is measured by the value in use of the cash generating units within the reportable segment. In assessing value in use, the estimated future cash flows of the reportable segment are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the reportable segment for which the estimates of future cash flows have not been adjusted.
If the recoverable amount is determined to be less than the aggregate carrying amount of the assets in each respective operating segment, plus goodwill, then goodwill is reduced to the lower of the recoverable amount or zero. An impairment loss is recognized as an expense immediately. This test was performed in connection with the assessment of the carrying amount of our vessels and related drydock costs and, as further described in Note 7, resulted in an impairment charge to the goodwill that was previously allocated to the LR1 segment of $2.6 million at December 31, 2020.
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
If the recoverable amount of the cash generating unit is estimated to be less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately. As described in Note 7, our impairment testing at December 31, 2020 resulted in an aggregate impairment charge of $14.2 million as the recoverable amounts of 13 of the MRs in our fleet were less than their carrying amounts.

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
Inventories
Inventories consist of lubricating oils and other items including stock provisions, and are stated at the lower of cost and net realizable value. Cost is determined using the first in first out method. Stores and spares are charged to vessel operating costs when purchased. Lubricating oil consumption was $9.8 million, $10.3 million, and $9.3 million for the years ended December 31, 2020, 2019, and 2018, respectively. Lubricating oil consumption is recorded to vessel operating costs.
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
•the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets at fair value through other comprehensive income
Financial assets are measured at fair value through other comprehensive income if both of the following conditions are met:
•the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets at FVTPL
    Financial assets are classified as at FVTPL where the financial asset is held for trading.

A financial asset is classified as held for trading if:
•it has been acquired principally for the purpose of selling in the near future; or
•it is a part of an identified portfolio of financial instruments that we manage together and has a recent actual pattern of short-term profit-taking; or
•it is a derivative that is not designated and effective as a hedging instrument.
Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in the statement of income or loss. The net gain or loss recognized in income or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in Note 22.
Accounts receivable
Amounts due from the Scorpio Pools and other receivables that have fixed or determinable payments and are not quoted in an active market are classified as accounts receivable. Accounts receivable without a significant financing component are initially measured at their transaction price and subsequently measured at amortized cost, less any impairment (as discussed below). Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.
Impairment of financial assets
IFRS 9 introduced the 'expected credit loss' (ECL) model to determine and recognize impairments. ECLs are a probability-weighted estimate of credit losses and are measured as the present value of all cash shortfalls (i.e. the difference between cash flows due to the entity in accordance with the contract and cash flows that we expect to receive). ECLs are discounted at the effective interest rate of the financial asset. Under IFRS 9, credit losses are recognized earlier than under IAS 39.
Under the general model to ECLs under IFRS 9, loss allowances are measured in two different ways:
•12-month ECLs: 12-month ECLs are the expected credit losses that may result from default events on a financial instrument that are possible within the 12 months after the reporting date. 12-month ECLs are utilized when a financial asset has a low credit risk at the reporting date or has not had a significant increase in credit risk since initial recognition.
•Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument. Lifetime ECLs are determined when an impaired financial asset has been purchased or originated or when there has been a significant increase in credit risk since initial recognition
IFRS 9 also permits operational simplifications for trade receivables, contract assets and lease receivables because they are often held by entities that do not have sophisticated credit risk management systems (i.e. the ‘simplified model’). These simplifications eliminate the need to calculate 12- month ECLs and to assess when a significant increase in credit risk has occurred. Under the simplified approach:
•For trade receivables or contract assets that do not contain a significant financing component, the loss allowance is required to be measured at initial recognition and throughout the life of the receivable at an amount equal to lifetime ECL.
•For finance lease receivables, operating lease receivables, or trade receivables or contract assets that do contain a significant financing component, IFRS 9 permits an entity to choose as its accounting policy to measure the loss allowance using the general model or the simplified model (i.e. at an amount equal to lifetime expected credit losses).
We measure loss allowances for all trade and lease receivables under the simplified model using the lifetime ECL approach. When estimating ECLs, we consider reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.
The application of the ECL requirements under IFRS 9 have not resulted in the recognition of an impairment charge under the new impairment model. This determination was made on the basis that most of our vessels operate in the Scorpio Pools and we have never experienced a historical credit loss of amounts due from the Scorpio Pools. This determination also considers reasonable and supportable information about current conditions and forecast future economic conditions.

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
Restricted cash
We placed deposits in debt service reserve accounts under the terms and conditions set forth under our 2017 Credit Facility, Citibank/K-Sure Credit Facility, ABN AMRO/K-Sure Credit Facility, and the lease financing arrangements with Bank of Communications Financial Leasing (LR2s). Funds held in these accounts were either released upon the full repayment of these facilities or will be released upon the maturity of such facilities and have accordingly been accounted for as non-current restricted cash on our consolidated balance sheet. The activity within these accounts (which is adjusted from time to time based on prevailing interest rates) is recorded as financing activities on our consolidated statements of cash flows.
 Financial liabilities
Financial liabilities are classified as either financial liabilities at amortized cost or financial liabilities at FVTPL. There were no financial liabilities recorded at FVTPL during the years ended December 31, 2020 or December 31, 2019.
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
Convertible debt instruments
In June 2014, we completed an offering for $360.0 million in aggregate principal amount of convertible senior notes due 2019, or the Convertible Notes due 2019, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (as further described in Note 12). In May 2018 and July 2018, we exchanged $188.5 million and $15.0 million (out of $348.5 million outstanding), respectively, in aggregate principal amount of our Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of the Company's new 3.0% Convertible Senior Notes due 2022 (the “Convertible Notes due 2022”), the terms of which are described in Note 12. These exchanges were executed with certain holders of the Convertible Notes due 2019 via separate, privately negotiated agreements.
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

The value of the equity component is treated as an original issue discount for purposes of accounting for the liability component of the Convertible Notes due 2019 and Convertible Notes due 2022. Accordingly, we are required to record non-cash interest expense as a result of the amortization of the discounted carrying value of the convertible notes to their face amount over the term of the Convertible Notes due 2019 and Convertible Notes due 2022. IAS 32 therefore requires interest to include both the current period’s amortization of the debt discount and the instrument’s coupon interest. On July 1, 2019, the Convertible Notes due 2019 matured, and we repaid the outstanding balance of $142.7 million. Between July 1, 2020 and September 30, 2020, we repurchased $52.3 million face value of our Convertible Notes due 2022 at an average price of $894.12 per $1,000 principle amount, or $46.7 million. As a result of these repurchases, we reduced the liability component of the Convertible Notes due 2022 by $47.7 million, and we recorded a $1.0 million gain on repurchase of Convertible Notes within the consolidated statement of income or loss.
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
There were no derivative instruments or transactions during the years ended December 31, 2020, 2019 and 2018.
Lease Financing
During the years ended December 31, 2020, 2019, and 2018, we entered into sale and leaseback transactions in which certain of our vessels were sold to a third party and then leased back to us under bareboat chartered-in arrangements. In these transactions, the criteria necessary to recognize a sale of these vessels were not met under IFRS 16. Accordingly, these transactions have been accounted for as financing arrangements, with the liability under each arrangement recorded at amortized cost using the effective interest method and the corresponding vessels recorded at cost, less accumulated depreciation, on our consolidated balance sheet. All of these arrangements are further described in Note 12.
Equity instruments
An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.
We had 58,093,147 and 58,202,400 registered shares authorized, issued and outstanding with a par value of $0.01 per share at December 31, 2020 and December 31, 2019, respectively. These shares provide the holders with the same rights to dividends and voting rights.
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
Restricted stock
The restricted stock awards granted under our 2013 Equity Incentive Plan as described in Note 14 contain only service conditions and are classified as equity settled. Accordingly, the fair value of our restricted stock awards was calculated by multiplying the average of the high and low share price on the grant date and the number of restricted stock shares granted that are expected to vest.  In accordance with IFRS 2 “Share Based Payment,” the share price at the grant date serves as a proxy for the fair value of services to be provided by the individual under the plan.
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
The significant judgments and estimates are as follows:
Revenue recognition
Our revenue is primarily generated from time charters, spot voyages, or pools (see Note 16 for the components of our revenue generated during the years ended December 31, 2020, 2019 and 2018). Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the time charter agreement between the vessel owner and the pool.
We generated revenue from spot voyages during the years ended December 31, 2020 and December 31, 2019. We recognize spot market revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.
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
At December 31, 2020, we reviewed the carrying amount of our vessels and right of use assets for vessels to determine whether there was an indication that these assets had suffered an impairment. First, we assessed the fair value less the cost to sell of our vessels taking into consideration vessel valuations from leading, independent and internationally recognized ship brokers. We then compared the fair value less selling costs to each vessel’s carrying value and, if the carrying value exceeded the vessel’s fair value less selling costs, an indicator of impairment exists. We also considered sustained weakness in the product tanker market or other macroeconomic indicators (such as the COVID-19 pandemic) to be an impairment indicator. Based upon these factors, we determined that impairment indicators did exist at December 31, 2020.

Once this determination was made, we prepared a value in use calculation where we estimated each vessel’s future cash flows based on (i) our best estimate of forecasted vessel revenue through a combination of the latest forecast, published time charter rates for the next three years and a 2.34% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period through the vessel's 15th year of useful life and reduced to match the growth in expenses thereafter, (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.34% growth rate in each period thereafter, and (iii) the evaluation of other inputs such as the vessel's remaining useful life, residual value and utilization rate. These cash flows were then discounted to their present value using a pre-tax discount rate of 7.24%. The results of these tests were as follows:
At December 31, 2020, our operating fleet consisted of 135 owned, finance leased or right of use vessels ("ROU vessels").
•Seven of our owned, lease financed or ROU vessels in our fleet had fair values less selling costs greater than their carrying amount.
•121 of our owned, lease financed or ROU vessels in our fleet had fair values less selling costs lower than their carrying amount.
•We prepared a value in use calculation for all 135 vessels in our fleet which resulted in an aggregate impairment charge of $14.2 million on 13 MRs. The recoverable amounts were approximately $27.0 million for one MR, $29.0 million for four MRs, $34.0 million for three MRs and $35.0 million for five MRs.
The factors leading to this impairment charge and the sensitivities thereto, are described in Note 7.
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
Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2020
Standards and Interpretations issued and adopted in 2020
•Amendments to IAS 1 and IAS 8 - Definition of Material:
•Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform
The adoption of these standards did not have a significant impact on these consolidated financial statements.

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
•Annual Improvements to IFRS Standards 2018-2020, which are summarized as follows:
IFRS 9 Financial Instruments - The amendment clarifies which fees an entity includes when it applies the '10 per cent' test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other's behalf.
IFRS 16 Leases - The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.
•Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform - Phase 2 - To introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR (interbank offer rate) reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed and how the entity manages those risks as well as the entity's progress in transitioning from IBORs to alternative benchmark rates. The effective date is January 1, 2021.
•Amendments to IFRS 3 - Reference to the Conceptual Framework - To update reference to the Conceptual Framework without significantly changing the requirements in the standard. The effective date is January 1, 2022.
•Amendments to IAS 16 - Property, Plant and Equipment - Proceeds before Intended Use - To prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management and instead requires the recognition of the proceeds from selling such items, and the cost of producing those items, in profit or loss. The effective date is January 1, 2022.
•Amendments to IAS 37 - Onerous Contracts - Cost of Fulfilling a Contract - To specify that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract' and that costs that relate to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The effective date is January 1, 2022.
•Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current - To promote consistency in applying the requirements to determine whether debt and other liabilities with an uncertain settlement date should be classified as current or non-current. The effective date is January 1, 2023, but there is uncertainty to its EU endorsement date.
2.     Cash and cash equivalents
The following table depicts the components of our cash as of December 31, 2020 and 2019:

	At December 31,
In thousands of U.S. dollars	2020	2019
Cash at banks	$185,879	$201,040
Cash on vessels	1,632	1,263
	$187,511	$202,303
Cash and cash equivalents included $20.0 million of short-term deposits with original maturities of less than 3 months at December 31, 2020.

3.     Prepaid expenses and other assets
The following is a table summarizing our prepaid expenses and other current assets as of December 31, 2020 and 2019:

	At December 31,
In thousands of U.S. dollars	2020	2019
SSM - prepaid vessel operating expenses	$3,975	$1,624
Prepaid interest	4,035	6,596
Third party - prepaid vessel operating expenses	1,757	2,123
Prepaid insurance	574	760
Other prepaid expenses	2,089	2,752
	$12,430	$13,855

4.     Accounts receivable
The following is a table summarizing our accounts receivable as of December 31, 2020 and 2019:

	At December 31,
In thousands of U.S. dollars	2020	2019
Scorpio LR2 Pool Limited	$10,698	$17,689
Scorpio MR Pool Limited	9,751	44,739
Scorpio Handymax Tanker Pool Limited	3,597	2,984
Scorpio LR1 Pool Limited	2,367	9,000
Scorpio Commercial Management S.A.M.	284	—
Receivables from the related parties	26,697	74,412

Insurance receivables	5,259	1,322
Freight and time charter receivables	—	962
Other receivables	1,061	1,478
	$33,017	$78,174
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited and Scorpio LR1 Pool Limited are related parties, as described in Note 15. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions, which are expected to be collected within one year. The amounts receivable from the Scorpio Pools as of December 31, 2020 and 2019 include $1.1 million and $24.3 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools.
During 2020, the Scorpio MR Pool Limited amended the terms of the pool agreement with its participants. Pursuant to this amendment, working capital contributions are repaid, without interest, upon a vessel’s exit from the pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. Accordingly, for all owned vessels, we assume that these contributions will not be repaid within 12 months and are now considered as non-current within Other Assets on the consolidated balance sheets. Approximately $23.6 million of accounts receivable were reclassified to non-current other assets on our consolidated balance sheet as of December 31, 2020. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within Other Assets) according to the expiration of the contract.
Prior to the effective date of the amendment, working capital contributions were repaid, without interest, when sufficient net revenues became available to cover such amounts and were accordingly classified as current (within accounts receivable).
Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.
Freight and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market.
We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. Our accounts receivable mostly consist of accounts receivable from the Scorpio Pools. We have never experienced a historical credit loss of amounts due from the Scorpio Pools and all amounts are considered current. Accordingly there is no reserve for expected credit losses.

5.     Vessels
 Operating vessels and drydock

In thousands of U.S. dollars	Vessels	Drydock	Total

Cost
As of January 1, 2020	$4,611,945	$108,523	$4,720,468
Additions (1)	162,404	40,801	203,205
Write-offs (2)	(847)	(16,850)	(17,697)
As of December 31, 2020	4,773,502	132,474	4,905,976

Accumulated depreciation and impairment
As of January 1, 2020	(665,586)	(46,724)	(712,310)
Charge for the period	(170,409)	(23,859)	(194,268)
Impairment loss	(14,207)	—	(14,207)
Write-offs (2)	847	16,850	17,697
As of December 31, 2020	(849,355)	(53,733)	(903,088)
Net book value
As of December 31, 2020	$3,924,147	$78,741	$4,002,888

Cost
As of January 1, 2019	$4,469,102	$86,352	$4,555,454
Additions (1)	145,150	45,271	190,421
Write-offs (2)	(2,307)	(23,100)	(25,407)
As of December 31, 2019	4,611,945	108,523	4,720,468

Accumulated depreciation and impairment
As of January 1, 2019	(506,443)	(51,222)	(557,665)
Charge for the period	(161,450)	(18,602)	(180,052)
Write-offs (2)	2,307	23,100	25,407
As of December 31, 2019	(665,586)	(46,724)	(712,310)
Net book value
As of December 31, 2019	$3,946,359	$61,799	$4,008,158

(1)Additions in 2020 and 2019 primarily relate to the drydock, BWTS, and scrubber costs incurred on certain of our vessels.
(2)Represents the write-offs of fully depreciated equipment and notional drydock costs on certain of our vessels.

The following is a summary of the items that were capitalized during the year ended December 31, 2020:

In thousands of U.S. dollars	Drydock	Notional component of scrubber (1)	Total drydock additions	Scrubber	BWTS	Other equipment	Capitalized interest	Total vessel additions
Handymax	$1,284	$—	$1,284	$—	$1,932	$157	$—	$2,089
MR	$11,088	$3,000	$14,088	$50,425	$15,247	$1,419	$629	$67,720
LR1	$3,123	$600	$3,723	$13,032	$—	$211	$210	$13,453
LR2	$18,406	$3,300	$21,706	$63,818	$13,507	$1,246	$571	$79,142
	$33,901	$6,900	$40,801	$127,275	$30,686	$3,033	$1,410	$162,404

The following is a summary of the items that were capitalized during the year ended December 31, 2019:

In thousands of US dollars	Drydock	Notional component of scrubber (1)	Total drydock additions	Scrubber	BWTS	Other equipment	Capitalized Interest	Total vessel additions
Handymax	$15,642	$—	$15,642	$—	$24,398	$782	$240	$25,420
MR	16,699	2,250	18,949	40,925	14,503	2,440	1,152	59,020
LR1	—	450	450	7,721	—	590	197	8,508
LR2	8,130	2,100	10,230	43,590	5,486	1,901	1,225	52,202
	$40,471	$4,800	$45,271	$92,236	$44,387	$5,713	$2,814	$145,150
(1)For a newly installed scrubber, a notional component of approximately 10% is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that we will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs are recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date.
2020 Activity
We did not take delivery of any owned vessels during the year ended December 31, 2020, though we did take delivery of four vessels under bareboat charters, as described in Note 6. At December 31, 2020, there were no orders outstanding for newbuilding vessels.
Ballast Water Treatment Systems
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems, or BWTS, from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems have been and are expected to be installed from 2019 through 2023, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey. Costs capitalized for these systems include the cost of the base equipment that the Company has contracted to purchase in addition to directly attributable installation costs, costs incurred for systems that were installed during the period, and installation costs incurred in advance of installations that are expected to occur in subsequent periods. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life and are depreciating the equipment and related installation costs on this basis.
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
In June and September 2019, we exercised the option to retrofit an additional 14 and seven of our vessels, respectively, with scrubbers for total consideration of $30.3 million. In April 2020, we reached an agreement to postpone the purchase and installation of scrubbers on 19 vessels. The installation of these scrubbers is now expected to begin not earlier than 2021. In February 2021 we signed an agreement to retain the option to purchase these scrubbers through February 2023. This agreement is described in Note 23.
During the year ended December 31, 2020, we retro-fitted a total of 46 of our vessels with scrubbers and 22 vessels with BWTS. During the year ended December 31, 2019, we retro-fitted a total of 32 of our vessels with scrubbers and 28 vessels with BWTS.
Costs capitalized for these systems include the base equipment and systems purchased, and installation costs incurred. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life, with the exception of approximately 10% of the equipment cost, which is estimated to require replacement at each vessel's next scheduled drydock. This amount has been allocated as a notional component upon installation. The carrying value of the equipment, related installation costs, and notional component will be depreciated on this basis.

The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of December 31, 2020 (1):

As of December 31,
Amounts in thousands of US dollars	2020
Less than 1 month	$154
1-3 months	141
3 months to 1 year	9,483
1-5 years	12,479
5+ years	—
Total	$22,257
(1)These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.
Collateral agreements
The below table is a summary of vessels with an aggregate carrying value of $4.8 billion at December 31, 2020 which have been pledged as collateral under the terms of our secured debt and lease financing arrangements, which includes right of use assets that are accounted for under IFRS 16 (and are further described in Note 6), along with the respective borrowing or lease financing facility (which are described in Note 12) as of December 31, 2020:

Credit Facility	Vessel Name
$116.0 Million Lease Financing	STI Oxford, STI Selatar, STI Gramercy, STI Queens
$157.5 Million Lease Financing	STI Alexis, STI Benicia, STI Duchessa, STI Mayfair, STI San Antonio, STI St. Charles, STI Yorkville
$670.0 Million Lease Financing	STI Lobelia, STI Lotus, STI Lily, STI Lavender, STI Magic, STI Majestic, STI Mystery, STI Marvel, STI Magnetic, STI Millenia, STI Magister, STI Mythic, STI Marshall, STI Modest, STI Maverick, STI Miracle, STI Maestro, STI Mighty, STI Maximus
2018 CMB Lease Financing	STI Milwaukee, STI Battery, STI Tribeca, STI Bronx, STI Manhattan, STI Seneca,
2018 NIBC Credit Facility	STI Soho, STI Memphis
2019 DNB / GIEK Credit Facility	STI Condotti, STI Sloane
2020 $225.0 Million Credit Facility	STI Pride, STI Providence, STI Nautilus, STI Gallantry, STI Guard, STI Spiga, STI Savile Row, STI Kingsway, STI Carnaby
2020 TSFL Lease Financing	STI Galata, STI La Boca
2020 CMB Lease Financing	STI Bosphorus, STI Leblon
2020 SPDB-FL Lease Financing	STI San Telmo, STI Donald C Trauscht, STI Esles II, STI Jardins
ABN AMRO / K-Sure Credit Facility	STI Precision, STI Prestige
ABN AMRO / SEB Credit Facility	STI Hammersmith, STI Westminster, STI Winnie, STI Lauren, STI Connaught
AVIC Lease Financing	STI Fontvieille, STI Ville, STI Brooklyn, STI Rose, STI Rambla
BCFL Lease Financing (LR2s)	STI Solace, STI Solidarity, STI Stability
BCFL Lease Financing (MRs)	STI Amber, STI Topaz, STI Ruby, STI Garnet, STI Onyx
BNPP Sinosure Credit Facility	STI Elysees, STI Fulham, STI Hackney, STI Orchard, STI Park
China Huarong Lease Financing	STI Opera, STI Venere, STI Virtus, STI Aqua, STI Dama, STI Regina
Citi / K-Sure Credit Facility	STI Excellence, STI Executive, STI Experience, STI Express
COSCO Shipping Lease Financing	STI Battersea, STI Wembley, STI Texas City, STI Meraux
Credit Agricole Credit Facility	STI Exceed, STI Excel, STI Excelsior, STI Expedite
CSSC Lease Financing	STI Goal, STI Guide, STI Gauntlet, STI Gladiator, STI Gratitude
Hamburg Commercial Credit Facility	STI Poplar, STI Veneto
ING Credit Facility	STI Black Hawk, STI Rotherhithe, STI Pontiac, STI Osceola, STI Notting Hill, STI Jermyn, STI Lombard, STI Grace, STI Brixton, STI Broadway, STI Comandante, STI Finchley, STI Pimlico
KEXIM Credit Facility	STI Madison
Ocean Yield Lease Financing	STI Sanctity, STI Steadfast, STI Supreme, STI Symphony
Prudential Credit Facility	STI Acton, STI Camden, STI Clapham
IFRS 16 - Leases - 3 MR	STI Beryl, STI Larvotto, STI Le Rocher
IFRS 16 - Leases - 7 Handymax	Sky, Steel, Stone I, Style

6.     Right of use assets and related lease liabilities
On January 1, 2019, we adopted IFRS 16 - Leases, which amended the existing accounting standards to require lessees to recognize the rights and obligations created by the commitment to lease assets on the balance sheet, on the basis of the present value of the lease payments that are not paid at the transition date (or commencement date going forward), discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, an incremental borrowing rate, unless the term of the lease is 12 months or less.  Upon transition, a lessee shall apply IFRS 16 to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application (the ‘modified retrospective approach’).
We applied the modified retrospective approach upon transition. Accordingly, the standard did not impact the accounting for the existing time chartered-in vessels which expired in the first quarter of 2019. We had bareboat charter-in commitments on 10 vessels under fixed rate bareboat agreements and 19 vessels under variable rate bareboat agreements during the years ended December 31, 2020 and December 31, 2019 which were accounted for under IFRS 16 and are described below.

IFRS 16 - Leases - 3 MRs
The transition to IFRS 16 did result in the recognition of right-of-use assets and corresponding liabilities relating to three bareboat chartered-in vessel commitments (STI Beryl, STI Le Rocher and STI Larvotto). The bareboat contracts for these three vessels were entered into in April 2017, are scheduled to expire in April 2025, and have a fixed lease payment of $8,800 per vessel per day. We have the option to purchase these vessels beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement. Based on the analysis of the purchase options, we determined the lease terms to be eight years, from the commencement date through the expiration date of each lease. A weighted average incremental borrowing rate of approximately 6.0% was applied at the date of initial application of IFRS 16 on this arrangement. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million lease liability ("IFRS 16 - Leases - 3 MRs") and a $2.2 million reduction in retained earnings - a basic loss per share of $(0.06) and a diluted loss per share of $(0.06).
The IFRS 16 - Leases - 3 MRs obligations are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in our business.
In April 2020, we executed agreements to increase the borrowing capacity of the three vessels under our IFRS 16 - Leases - 3 MRs obligation by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on these vessels. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest. As of December 31, 2020, there have been no borrowings under these agreements.
The aggregate outstanding balances of these lease liabilities were $36.9 million and $44.2 million as of December 31, 2020 and 2019, respectively.
IFRS 16 - Leases - 7 Handymax
In March 2019, we entered into new bareboat charter-in agreements on seven previously bareboat chartered-in vessels. Three of these vessels (Silent, Single and Star I) were bareboat chartered-in for one year, and the remaining four vessels (Steel, Sky, Stone I and Style) are bareboat chartered-in for two years. The daily bareboat rate under all seven agreements is $6,300 per day. We determined the lease terms to be from the commencement date through the expiration date of each lease. At the commencement date of the leases, we determined our one and two-year incremental borrowing rates to be 5.81% and 5.73%, respectively. We recognized a $24.2 million right of use asset and a corresponding $24.2 million lease liability ("IFRS 16 - Leases - 7 Handymax") at the commencement date of these leases.
In March 2020, we extended the terms of the bareboat agreements for three Handymax vessels, Silent and Single to June 2020 and Star I to July 2020, at the rate of $6,300 per day. These extensions were determined to be lease modifications under IFRS 16 - Leases. Accordingly, we recognized right of use assets of $1.6 million and corresponding lease liabilities of $1.6 million based upon our incremental borrowing rate of 4.03%. The bareboat charters on Silent and Single expired in June 2020, and Star I expired in July 2020.
The IFRS 16 - Leases - 7 Handymax obligations are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions.
The aggregate outstanding balances of these lease liabilities were $2.2 million and $12.8 million as of December 31, 2020 and 2019, respectively.
Trafigura Transaction - $670.0 Million Lease Financing
On September 26, 2019, we acquired subsidiaries of Trafigura, which have leasehold interests in 19 product tankers under bareboat charter agreements ("Agreements") with subsidiaries of an international financial institution for aggregate consideration of $803.0 million.  Of the 19 vessels, 15 (consisting of 11 MRs and four LR2s) were delivered on September 26, 2019, and four MRs were under construction. The consideration exchanged consisted of:
•For the delivered vessels on September 26, 2019, the assumption of the obligations under the Agreements of $531.5 million and the issuance of 3,981,619 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $115.5 million.

•For the four vessels under construction on September 26, 2019, the assumption of the estimated commitments on the Agreements of $138.8 million and the issuance of 591,254 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $17.1 million. Three vessels under construction were delivered in the first quarter of 2020, and the remaining vessel was delivered in September 2020, with aggregate final commitments on the Modified Agreements (see below) of $138.8 million.
On the date of the Trafigura Transaction, certain terms of the Agreements were modified ("Modified Agreements" and, collectively, "$670.0 Million Lease Financing"). Under IFRS 16- Leases the Modified Agreements did not meet the criteria to qualify as separate leases and were measured accordingly as lease modifications. The Modified Agreements each have a term of eight years from the latter of the date of the Trafigura Transaction or the delivery date of the respective vessel, and we have purchase options beginning after the first year of each agreement, limited to eight vessels until after the third anniversary date. Based on the analysis of the purchase options, we determined the lease terms to be eight years from the commencement date of the Modified Agreements, through the expiration date of each lease, at which time we have assumed that the exercise of the purchase options to be reasonably certain.
The Modified Agreements bear interest at LIBOR plus a margin of 3.50% per annum and is being repaid in equal monthly installments of approximately $0.2 million per month per vessel. Additionally, an aggregate prepayment of $18.0 million ($0.8 million for each MR and $1.5 million for each LR2) is being made in equal monthly installments over the first 12 months of each Modified Agreement.
Commencing with the date of the Trafigura Transaction, the following vessels were leased under the Modified Agreements: STI Magic, STI Majestic, STI Mystery, STI Marvel, STI Magnetic, STI Millennia, STI Magister, STI Mythic, STI Marshall, STI Modest, STI Maverick, STI Miracle, STI Maestro, STI Mighty, STI Maximus, STI Lobelia, STI Lotus, STI Lily and STI Lavender. The Modified Agreements commenced upon delivery for (i) STI Miracle and STI Maestro in January 2020; (ii) STI Mighty in March 2020; and (iii) STI Maximus in September 2020. The Modified Agreements are secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in our business. The leased vessels are required to maintain a fair value, as determined by an annual appraisal from an approved third-party broker, of 111% of the outstanding principal balance as of the last banking day of the year. At December 31, 2020 we made an unscheduled payment of $0.9 million with respect to one of the vessels to maintain compliance with this covenant.
The Trafigura Transaction was accounted for as an asset acquisition in accordance with the early adoption of amendments to the definition of a business in IFRS 3 - Business Combinations effective for annual reporting periods beginning on or after January 1, 2020, and the obligations assumed under the leasehold interests were accounted for under IFRS 16, Leases. Accordingly, we recorded lease liabilities and corresponding right of use assets for the delivered vessels upon the closing date of the Trafigura Transaction. The right of use assets were measured based on (i) the present value of the minimum lease payments under each lease (which assumes the exercise of the purchase options at expiration) of $531.5 million, (ii) the value of the equity issued for each lease (as an initial direct cost) of $115.5 million, and (iii) other initial direct costs of $2.5 million.
Additionally, we recorded lease liabilities and corresponding right of use assets upon the delivery of the four MR vessels that were delivered during the year ended December 31, 2020; STI Miracle, STI Maestro, STI Mighty and STI Maximus. The right of use assets for these four vessels were measured based on (i) the present value of the minimum lease payments under each lease (which assumes the exercise of the purchase options at expiration) of $138.8 million, (ii) the value of the equity issued for each lease (as an initial direct cost) of $17.1 million , and (iii) other initial direct costs of $3.0 million (which includes costs incurred as part of the transaction and capitalized costs incurred as part of the construction of each vessel).
The aggregate outstanding balances of these lease liabilities were $593.3 million and $513.0 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants under these agreements as of those dates.
The following is the activity of the 'Right of use assets for vessels' starting with the recognition of the assets on January 1, 2019 through December 31, 2020:

In thousands of U.S. Dollars	Vessels	Drydock (1)	Total
Cost
As of January 1, 2020	$705,857	$18,962	$724,819
Additions	156,226	4,600	160,826
Fully depreciated assets	(8,393)	—	(8,393)
As of December 31, 2020	853,690	23,562	877,252

Accumulated depreciation and impairment
As of January 1, 2020	(25,374)	(1,542)	(26,916)
Charge for the period	(46,655)	(4,895)	(51,550)
Fully depreciated assets	8,393	—	8,393
As of December 31, 2020	(63,636)	(6,437)	(70,073)

Net book value
As of December 31, 2020	$790,054	$17,125	$807,179
(1)    Drydock costs for 'Right of use assets for vessels' are depreciated over the shorter of the lease term or the period until the next scheduled drydock. On this basis, the drydock costs for these vessels is being depreciated separately. $4.6 million of notional drydock costs were allocated from the right of use assets recorded for the four MR vessels delivered during 2020 as part of the Trafigura Transaction.

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

(1)    Drydock costs for 'Right of use assets for vessels' are depreciated over the shorter of the lease term or the period until the next scheduled drydock. On this basis, the drydock costs for these vessels is being depreciated separately. The costs related to the vessels at transition of $2.6 million were recorded as 'Other non-current assets' as of December 31, 2018 and were reclassified to 'Right of use assets for vessels' upon the adoption of IFRS 16 - Leases, on January 1, 2019. $16.3 million of notional drydock costs were allocated from the acquisition price of the vessels in the Trafigura Transaction.
The following table summarizes the payments made for the years ended December 31, 2020 and 2019 relating to lease liabilities accounted for under IFRS 16 - Leases:

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019
Interest expense recognized in consolidated statements of income or loss	$28,458	$11,354
Principal repayments recognized in consolidated cash flow statements	77,913	36,761
Net decrease in accrued interest expense	(206)	17
Net increase in prepaid interest expense	(382)	1,066
Total payments on lease liabilities under IFRS 16 - Leases	$105,783	$49,198

The undiscounted remaining future minimum lease payments under bareboat charter-in arrangements that are accounted as lease liabilities under IFRS 16 - Leases as of December 31, 2020 are $763.5 million. The obligations under these agreements will be repaid as follows:

As of
In thousands of U.S. dollars	December 31, 2020
Less than 1 year	$80,378
1 - 5 years	285,316
5+ years	397,765
Total	763,459
Discounting effect (1)	(130,985)
Lease liability	$632,474

(1)Represents estimated interest payments using applicable implicit or imputed interest rates in each lease agreement. For leases with implicit rates which include a variable component tied to a benchmark, such as LIBOR, the payments were estimated by taking into consideration: (i) the margin on each lease and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of December 31, 2020.

During the years ended December 31, 2019 and 2018, our charterhire expense for operating leases was $4.4 million and $59.6 million, respectively. These lease payments include payments for the non-lease elements in our time chartered-in arrangement that expired in January 2019. We did not incur charterhire expenses during the year ended December 31, 2020.
Vessels recorded as Right of use assets derive income from subleases through time charter-out and pool arrangements. For the years ended December 31, 2020 and 2019, sublease income of $165.8 million and $78.8 million, respectively, is included in Vessel revenue.
7.     Carrying values of vessels, vessels under construction, right of use assets for vessels and goodwill
At each balance sheet date, we review the carrying amounts of our goodwill, vessels and related drydock costs and right of use assets for vessels to determine if there is any indication that these amounts have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels, right of use assets and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second-hand product tankers, discounted projected vessel operating cash flows, and the Company’s overall business plans.
Goodwill arising from our September 2017 acquisition of Navig8 Product Tankers Inc. has been allocated to the cash generating units within each of the respective operating segments that are expected to benefit from the synergies of this transaction (LR2s and LR1s). The carrying values of goodwill allocated to these segments were $8.9 million for the LR2 segment and $2.6 million for the LR1 segment. Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units in each respective operating segment, plus the allocated goodwill, to their recoverable amounts. Recoverable amount is the higher of the fair value less cost to sell (determined by taking into consideration vessel valuations from leading and internationally recognized ship brokers for each vessel within each segment) and value in use. In assessing value in use, the estimated future cash flows of the operating segment are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the operating segment for which the estimates of future cash flows have not been adjusted. This test was performed in connection with the assessment of the carrying amount of our vessels and related drydock costs and, as further described below, resulted in an impairment charge to the goodwill that was previously allocated to the LR1 segment at December 31, 2020 of $2.6 million
At December 31, 2020, we reviewed the carrying amount of our vessels and right of use assets for vessels to determine whether there was an indication that these assets had suffered an impairment. First, we assessed the fair value less the cost to sell of our vessels taking into consideration vessel valuations from leading, independent and internationally recognized ship brokers. We then compared the fair value less selling costs to each vessel’s carrying value and, if the carrying value exceeded the vessel’s fair value less selling costs, an indicator of impairment exists. We also considered sustained weakness in the product tanker market or other macroeconomic indications (such as the COVID-19 pandemic) to be an impairment indicator. Based upon these factors, we determined that impairment indicators did exist at December 31, 2020.

Once this determination was made, we prepared a value in use calculation where we estimated each vessel’s future cash flows. These estimates were primarily based on (i) our best estimate of forecasted vessel revenue through a combination of the latest forecast, published time charter rates for the next three years and a 2.34% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period through the vessel's 15th year of useful life and reduced to match the growth in expenses thereafter, (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.34% (2.39% in 2019) growth rate in each period thereafter, and (iii) the evaluation of other inputs such as the vessel's remaining useful life, residual value and utilization rate. These cash flows were then discounted to their present value using a pre-tax discount rate of 7.24% (7.41% in 2019). The results of these tests were as follows:
At December 31, 2020, our operating fleet consisted of 135 owned, finance leased or right of use vessels ("ROU vessels").
•Seven of our owned, lease financed or ROU vessels in our fleet had fair values less selling costs greater than their carrying amount.
•121 of our owned, lease financed or ROU vessels in our fleet had fair values less selling costs lower than their carrying amount.
•We did not obtain valuations from independent ship brokers for seven of our ROU vessels as they are not required under the respective leases.
•We prepared a value in use calculation for all 135 vessels in our fleet which resulted in an aggregate impairment charge of $14.2 million on 13 MRs. The recoverable amounts per vessel were approximately $27.0 million for one MR, $29.0 million for four MRs, $34.0 million for three MRs and $35.0 million for five MRs.
The factors leading to this impairment charge and the sensitivities thereto, are described further below.
At December 31, 2019, we owned or finance leased 134 vessels in our fleet:
•68 of our owned, finance leased or ROU vessels in our fleet had fair values less selling costs greater than their carrying amount. As such, there were no indicators of impairment for these vessels.
•56 of our owned, finance leased or ROU vessels in our fleet had fair values less selling costs lower than their carrying amount.
•We did not obtain valuations from independent brokers for 10 of our ROU vessels as they were not required under the respective leases.
•We prepared a value in use calculation for all 134 vessels in our fleet, which resulted in no impairment being recognized.
Factors leading to the 2020 impairment charges of vessels and goodwill
The factors leading to the impairment charges recorded during the year ended December 31, 2020 were shaped by the COVID-19 pandemic. Initially, the onset of the COVID-19 pandemic in March 2020 resulted in a sharp reduction of economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities were created, which resulted in record increases in spot TCE rates during the second quarter of 2020. These market dynamics led to a build-up of global oil and refined petroleum product inventories. In June 2020, the underlying oil markets stabilized, and global economies began to recover, albeit at a slow pace. These conditions led to the gradual unwinding of excess inventories and thus a reduction in spot TCE rates. Spot TCE rates have remained subdued ever since, as the continuation of the unwinding of inventories, coupled with tepid demand for oil, have had an adverse impact on the demand for our vessels.
The continued downward pressure on spot TCE rates led to corresponding reductions in published time charter rates, which are the basis for our impairment calculations (as there are no comparable published longer term forecasts for spot TCE rates). One-year published time charter rates were impacted more meaningfully than three-year published time charter rates which implies that the market is pricing in short-term headwinds as the COVID-19 pandemic stretches into 2021, followed by a longer-term recovery once the COVID-19 pandemic subsides. The recovery that is implied in the longer-term published time charter rates is of material benefit to our calculations given that our vessels have an average age of just 5.2 years and an estimated useful life of 25 years. The thesis of a longer-term recovery is supported by factors such as (i) the ongoing distribution of vaccines for the COVID-19 virus and subsequent forecasts for an economic recovery, (ii) shifts in oil refinery capacity favorable to product shipping, and (iii) historically low newbuilding levels of product tankers combined with an aging overall product tanker fleet.

In spite of these forecasts, the short-term headwinds that were observed in the one-year time charter rates caused the recoverable amount of 13 of the MRs in our fleet, as determined by the value in use calculations, to be lower than their carrying values by $14.2 million in aggregate. This dynamic also impacted the value in use calculations for the goodwill that was previously allocated to the LR1 reportable segment which resulted in a goodwill impairment charge of $2.6 million. The aggregate value in use calculations in our LR2 reportable segment were sufficient to support the carrying value of its allocated goodwill of $8.9 million, given the positive outlook for this vessel class.
Sensitivities and benchmarking
The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for December 31, 2020:
•A 1.0% increase in the discount rate would result in 57 vessels being impaired for an aggregate $103.1 million loss, comprised of: 46 MRs for $90.9 million; and 11 LR1s for $12.2 million.
•A 5% decrease in forecasted time charter rates, which is between $900 per day and $1,500 per day depending on the vessel class, would result in 71 vessels being impaired for an aggregate $161.0 million loss, comprised of: 59 MRs for $140.2 million; and 11 LR1s vessels for $20.7 million.
Based on the sensitivity analysis performed for December 31, 2019:
•A 1.0% increase in the discount rate would result in 30 vessels being impaired for an aggregate $44.1 million loss, comprised of: (i) 13 Handymax for $5.2 million; (ii) 11 MRs for $17.8 million; and (iii) six LR2s for $21.1 million.
•A 5% decrease in forecasted time charter rates would result in 34 vessels being impaired for an aggregate $76.1 million, loss comprised of: (i) 13 Handymax for $19.0 million; (ii) 15 MRs for $31.7 million; and (iii) six LR2s for $25.4 million.
We also compared the results of our value in use calculations to various other scenarios, which can be summarized as follows:
•If we assumed that the spot market rates that we earned in the final six months of 2020 persisted for the entirety of 2021 (i.e. a ‘protracted pandemic’ scenario), with a reversion to the published time charter rates in 2022, the value in use calculations would result in 40 vessels being impaired for an aggregate $59.1 million loss, comprised of: 37 MRs for $57.9 million; and three LR1s for $1.2 million.
•If we used 10-year historical average TCE rates for our value in use calculations, the calculation would result in 46 vessels being impaired for an aggregate $83.3 million loss, comprised of: 41 MRs for $80.1 million; and four LR1s for $3.0 million.
•If we used 15-year historical average TCE rates for our value in use calculations, no impairment loss would be recorded in any of our vessel classes.
•If we used 20-year historical average TCE rates for our value in use calculations, no impairment loss would be recorded in any of our vessel classes.
While the results of this scenario building exercise support our conclusions, it remains our belief that our base case value in use calculations, through the use of independently published time charter rates, form an objective approximation of forward looking cash flows based on the most recent available data in the market (which incorporates market views on the trajectory of the COVID-19 pandemic, among other factors). Historical averages do not incorporate such perspectives and are also based on time periods when vessel operating expenses were lower (as opposed to our calculations, where we project gradual increases in vessel operating expenses).
Capitalized interest
In accordance with IAS 23 “Borrowing Costs,” applicable interest costs are capitalized during the period that ballast water treatment systems and scrubbers for our vessels are constructed and installed. For the years ended December 31, 2020 and 2019, we capitalized interest expense for the respective vessels of $1.4 million and $2.8 million, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 3.6% and 6.3% for each of the years ended December 31, 2020 and 2019, respectively. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.
There were no vessels under construction during the years ended December 31, 2020 and December 31, 2019.

8.    Other non-current assets

The following table sets forth the components of our Other non-current assets as of December 31, 2020 and 2019:

	At December 31,
In thousands of U.S. dollars	2020	2019
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$35,700	$35,700
Scorpio MR Pool Ltd. pool working capital contributions(1)	25,200	—
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (2)	5,661	6,794
Scorpio LR1 Pool Ltd. pool working capital contributions(1)	6,600	6,600
Working capital contributions to Scorpio Pools	73,161	49,094

Seller's credit on sale leaseback vessels (3)	10,192	9,624
Deposits for exhaust gas cleaning system ('scrubbers') (4)	5,617	35,846
Investment in BWTS supplier (5)	1,751	1,751
Capitalized loan fees (6)	1,424	4,039
Equity consideration issued for the leasehold interests acquired from Trafigura for certain vessels under construction (7)	—	18,086
Deposits for BWTS (5)	—	12,699
	$92,145	$131,139

(1)    Upon entrance into the Scorpio LR2, LR1 and MR Pools, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel’s exit from the pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within Other Assets) according to the expiration of the contract. The Scorpio MR Pool amended its terms to the above during 2020. Prior to this amendment, any contributions were repaid, without interest, when such vessel earned sufficient net revenues to cover the value of such working capital contributed. Accordingly, such amounts were classified as current (within accounts receivable) in prior periods.
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
(3)    The seller's credit on vessels sold and leased back represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the 2017 sale and operating leaseback transactions for STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 6. This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement. The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration. We recorded $0.5 million and $0.5 million as interest income as part of these agreements during each of the years ended December 31, 2020 and 2019, respectively.
(4)     From August 2018 through September 2019, we entered into agreements with two separate suppliers to retrofit a total of 98 of our tankers with scrubbers for total consideration of $146.6 million (which excludes installation costs). Deposits paid for these systems are reflected as investing cash flows within the consolidated statement of cash flows. In April 2020, we reached an agreement to postpone the purchase and installation of scrubbers on 19 of our vessels. The installation of these remaining scrubbers is now expected to begin not earlier than 2021. In February 2021, we signed an agreement to retain the option to purchase these scrubbers through February 2023. This agreement is described in Note 23.

(5)    In July 2018, we executed an agreement to purchase 55 BWTS from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems were expected to be installed over the subsequent five years, as each respective vessel under the agreement comes due for its International Oil Pollution Prevention, or IOPP, renewal survey. Upon entry into this agreement, we also obtained a minority equity interest in this supplier for no additional consideration. We have determined that of the total consideration of $36.2 million, $1.8 million is attributable to the minority equity interest.
    Since July 2018, aggregate deposits of $32.8 million have been made, of which $31.0 million has been reclassified to "Vessels" upon the installation of these systems. The remaining $1.8 million of this amount has been recorded as the aforementioned minority equity interest, which is being accounted for as a financial asset under IFRS 9. Deposits paid for these systems are reflected as investing cash flows within the consolidated statement of cash flows. Under the terms of the agreement, we were granted a put option, exercisable after one year following the date of the agreement, whereby we can put the shares back to the supplier at a predetermined price. The supplier was also granted a call option, exercisable two years following the date of the agreement, whereby it can buy the shares back from us at a predetermined price, which is greater than the strike price of the put option. Given that the value of this investment is contractually limited to the strike prices set forth in these options, we have recorded the value of the investment at the put option strike price, or $1.8 million in aggregate. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million. We consider this value to be a Level 3 fair value measurement, as this supplier is a private company, and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised our put option in full).
(6)    Represents upfront loan fees on credit facilities that are expected to be used to partially finance the purchase and installation of scrubbers or refinance the indebtedness on certain vessels. These fees are reclassified as deferred financing fees (net of Debt) when the tranche of the loan to which the vessel relates is drawn.
(7)    On September 26, 2019, we acquired subsidiaries of Trafigura as part of the Trafigura Transaction, which have leasehold interests in 19 product tankers under bareboat charter agreements with subsidiaries of an international financial institution.  Of the 19 vessels, 15 were delivered on September 26, 2019, and four were under construction. For the four vessels under construction, we issued 591,254 shares of common stock at $29.00 per share to Trafigura with an aggregate market value of $17.1 million and assumed commitments on the bareboat charter agreements of approximately $138.8 million upon each vessel's delivery from the shipyard. The value of the equity issued of $17.1 million plus certain initial direct costs of approximately $0.6 million (which is a pro-rated portion of the legal and professional fees incurred as part of the Trafigura Transaction) and $0.4 million of fees relating to the leases on these four vessels under construction were recorded within "Other Non-current assets" as of December 31, 2019. These amounts were reclassified to Right of Use Assets as each vessel was delivered from the shipyard throughout 2020.
9.     Restricted Cash
Restricted cash as of December 31, 2020 and 2019 primarily represents debt service reserve accounts that were maintained as part of the terms and conditions of our 2017 Credit Facility, Citibank/K-Sure Credit Facility, ABN AMRO/K-Sure Credit Facility, and the lease financing arrangements with Bank of Communications Financial Leasing (LR2s). The funds in these accounts are expected to be applied against the principal balance of these facilities upon maturity. The activity within these accounts (which is adjusted from time to time based on prevailing interest rates) is recorded as financing activities on our consolidated statements of cash flows. These facilities, and any related activity in the restricted cash balances, are further described in Note 12.

10.     Accounts payable
The following table sets forth the components of our accounts payable as of December 31, 2020 and 2019:

	At December 31,
In thousands of U.S. dollars	2020	2019
Scorpio Ship Management S.A.M. (SSM)	$902	$2,454
Scorpio Services Holding Limited (SSH)	404	353
Scorpio MR Pool Limited	230	19
Scorpio LR2 Pool Limited	338	—
Scorpio Commercial Management S.A.M. (SCM)	58	14
Amounts due to a port agent - related party	42	58
Scorpio Handymax Tanker Pool Limited	2	116
Scorpio LR1 Pool Limited	—	325
Accounts payable to related parties	1,976	3,339

Suppliers	10,887	19,783
	$12,863	$23,122
The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.
11.     Accrued expenses
The following table sets forth the components of our accrued expenses as of December 31, 2020 and 2019:

	At December 31,
In thousands of U.S. dollars	2020	2019
Accrued expenses to a related party port agent	$313	$302
Scorpio MR Pool Limited	375	1,361
Scorpio Ship Management S.A.M. (SSM)	33	213
Scorpio LR1 Pool Limited	—	874
Scorpio LR2 Pool Limited	—	794
Scorpio Handymax Tanker Pool Limited	—	229
Accrued expenses to related parties	721	3,773

Suppliers	15,938	22,170
Accrued short-term employee benefits	11,231	9,728
Accrued interest	4,282	5,739
Other accrued expenses	21	42
	$32,193	$41,452

12.     Current and long-term debt
The following is a breakdown of the current and non-current portion of our debt outstanding as of December 31, 2020 and December 31, 2019:

	At December 31,
In thousands of U.S. dollars	2020	2019
Current portion of bank debt (1)	$172,705	$235,482
Finance lease (2)	131,736	122,229
Current portion of long-term debt	304,441	357,711

Non-current portion of bank debt and bonds (3)	971,172	999,268
Finance lease (4)	1,139,713	1,195,494
	$2,415,326	$2,552,473
(1)The current portion at December 31, 2020 was net of unamortized deferred financing fees of $1.8 million. The current portion at December 31, 2019 was net of unamortized deferred financing fees of $1.2 million.
(2)The current portion at December 31, 2020 was net of unamortized deferred financing fees of $0.9 million. The current portion at December 31, 2019 was net of unamortized deferred financing fees of $0.8 million.
(3)The non-current portion at December 31, 2020 was net of unamortized deferred financing fees of $12.0 million. The non-current portion at December 31, 2019 was net of unamortized deferred financing fees of $7.6 million.
(4)The non-current portion at December 31, 2020 was net of unamortized deferred financing fees of $7.8 million. The non-current portion at December 31, 2019 was net of unamortized deferred financing fees of $7.1 million.
The following is a rollforward of the activity within debt (current and non-current), by facility, for the year ended December 31, 2020:

		Activity				Balance as of December 31, 2020 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2019	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of December 31, 2020	Current	Non-Current
KEXIM Credit Facility	199,014	—	(183,082)	—	15,932	15,932	—
ABN AMRO Credit Facility	91,954	—	(91,954)	—	—	—	—
ING Credit Facility	131,439	77,985	(18,076)	—	191,348	50,313	141,035
2018 NIBC Credit Facility	31,621	3,125	(3,680)	—	31,066	31,066	—
2017 Credit Facility	131,499	—	(131,499)	—	—	—	—
Credit Agricole Credit Facility	88,466	—	(8,568)	778	80,676	7,837	72,839
ABN AMRO / K-Sure Credit Facility	43,726	—	(3,851)	712	40,587	3,173	37,414
Citibank / K-Sure Credit Facility	91,086	—	(8,416)	1,808	84,478	6,697	77,781
ABN / SEB Credit Facility	103,325	6,312	(11,781)	—	97,856	12,347	85,509
Hamburg Commercial Bank Credit Facility	42,150	1,429	(3,264)	—	40,315	3,292	37,023
Prudential Credit Facility	55,463	—	(5,085)	—	50,378	5,546	44,832
2019 DNB / GIEK Credit Facility	—	55,500	(2,937)	—	52,563	7,113	45,450
BNPP Sinosure Credit Facility	—	101,461	(6,728)	—	94,733	10,143	84,590
2020 $225.0 Million Credit Facility	—	216,700	(7,810)	—	208,890	21,001	187,889
Ocean Yield Lease Financing	148,235	—	(11,024)	188	137,399	11,065	126,334
CMBFL Lease Financing (4)	56,473	—	(57,063)	590	—	—	—
BCFL Lease Financing (LR2s)	90,384	1,773	(8,724)	541	83,974	9,095	74,879
CSSC Lease Financing (5)	233,727	—	(94,908)	(1,870)	136,949	11,430	125,519
CSSC Scrubber Lease Financing	10,976	1,568	(8,101)	—	4,443	3,920	523
BCFL Lease Financing (MRs)	87,810	1,926	(11,988)	—	77,748	13,000	64,748
2018 CMBFL Lease Financing	126,429	10,125	(11,561)	—	124,993	13,007	111,986

$116.0 Million Lease Financing	106,040	5,653	(7,892)	—	103,801	9,392	94,409
AVIC Lease Financing	127,309	4,600	(12,177)	—	119,732	13,327	106,405
China Huarong Lease Financing	123,750	—	(13,500)	—	110,250	13,500	96,750
$157.5 Million Lease Financing	137,943	—	(14,143)	—	123,800	14,143	109,657
COSCO Lease Financing	76,450	—	(7,700)	—	68,750	7,700	61,050
2020 CMBFL Lease Financing	—	45,383	(810)	—	44,573	3,242	41,331
2020 TSFL Lease Financing	—	47,250	—	—	47,250	3,321	43,929
2020 SPDB-FL Lease Financing	—	96,500	—	—	96,500	6,495	90,005
IFRS 16 - Leases - 7 Handymax (See Note 6) (2)	12,778	1,643	(12,174)	—	2,247	2,247	—
IFRS 16 - Leases - 3 MR (See Note 6)	44,192	—	(7,256)	—	36,936	7,667	29,269
$670.0 Million Lease Financing (see Note 6) (3)	513,004	138,770	(58,483)	—	593,291	46,764	546,527
Unsecured Senior Notes Due 2020	53,750	—	(53,750)	—	—	—	—
Unsecured Senior Notes Due 2025	—	28,100	—	—	28,100	—	28,100
Convertible Notes due 2022	180,050	—	(47,750)	8,413	140,713	—	140,713
	$3,139,043	$845,803	$(925,735)	$11,160	$3,070,271	$363,775	$2,706,496
Less: deferred financing fees	(16,596)	(15,233)	—	9,358	(22,471)	(2,656)	(19,815)
Total	$3,122,447	$830,570	$(925,735)	$20,518	$3,047,800	$361,119	$2,686,681

(1)    Relates to non-cash accretion or amortization of (i) obligations which were assumed as part of the acquisition of Navig8 Product Tankers Inc. and recorded at fair value (described below), and (ii) accretion of our Convertible Notes due 2022.
(2)    Drawdowns related to this arrangement represents the non-cash entry to record lease liabilities of $1.6 million when certain of these leases were modified in 2020.
(3)    Drawdowns related to this arrangement represents the non-cash entry to record lease liabilities of $138.8 million on the commencement date of the leases for four vessels that were acquired as part of the Trafigura Transaction and delivered from the shipyard throughout 2020.
(4)    Other activity for this arrangement consists of (i) accretion of the discount; and (ii) the write-off of the discount of $0.4 million related to the refinancing of existing indebtedness on certain vessels.
(5)    Other activity for this arrangement consists of (i) the write-off of the premium of $1.1 million related to the refinancing of existing indebtedness on certain vessels and (ii) amortization of the premium on the remaining vessels that were not refinanced.
Secured Bank Debt
Each of our secured credit facilities contains financial and restrictive covenants, which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; comply with restrictive covenants, including maintaining adequate insurances; comply with laws (including environmental laws and ERISA); and maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; or prohibit our transactions with affiliates. Furthermore, our debt agreements contain customary events of default, including cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in the Company’s business.
These secured credit facilities may be secured by, among other things:
•a first priority mortgage over the relevant collateralized vessels;
•a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;
•a pledge of earnings generated by the mortgaged vessels for the specific facility; and
•a pledge of the equity interests of each vessel owning subsidiary under the specific facility.
Each of our secured credit facilities are described below.
KEXIM Credit Facility
In February 2014, we executed a senior secured term loan facility for $429.6 million, with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from KEXIM, a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea. We refer to this facility as the KEXIM Credit Facility.  This KEXIM Credit Facility includes commitments from KEXIM of $300.6 million, or the KEXIM Tranche, and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of $129.0 million, or the Commercial Tranche.
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
This facility was repaid in full in January 2021 upon the maturity of the Commercial Tranche.
Repayments were made in ten equal consecutive semi-annual repayment installments in accordance with a 15-year repayment profile under the Commercial Tranche and a 12-year repayment profile under the KEXIM Tranche (which includes the KEXIM Notes). Repayments commenced in March 2015 for the KEXIM Tranche and in July 2015 for the Commercial Tranche.

Borrowings under the KEXIM Tranche bear interest at LIBOR plus an applicable margin of 3.25%. Borrowings under the Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date in respect of the Commercial Tranche.
Our KEXIM Credit Facility contained certain financial covenants which required us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of any new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The minimum threshold for the aggregate fair market value of the vessels as a percentage of the then aggregate principal amount in the facility shall at all times be no less than 155%.
During the year ended December 31, 2020, we made scheduled principal payments of $16.9 million on this credit facility and refinanced the debt on twelve vessels that were collateralized under this facility resulting in unscheduled principal repayments of $166.1 million in aggregate and the write-off of approximately $0.2 million of deferred financing fees. During the year ended December 31, 2019, we refinanced the debt on five vessels that were collateralized under this facility resulting in unscheduled principal repayments of $66.6 million in aggregate and the write-off of approximately $1.2 million of deferred financing fees. The outstanding amounts relating to this facility as of December 31, 2020 and 2019 were $15.9 million and $199.0 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO Credit Facility
In July 2015, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and DVB Bank SE for up to $142.2 million. This facility was fully drawn in 2015 to partially finance the purchases of STI Savile Row, STI Kingsway and STI Carnaby and to refinance the existing indebtedness on STI Spiga. We refer to this credit facility as our ABN AMRO Credit Facility.
Repayments under the ABN AMRO Credit Facility were made in equal consecutive quarterly repayment installments in accordance with a 15-year repayment profile. Borrowings under the ABN AMRO Credit Facility bore interest at LIBOR plus an applicable margin of 2.15%. This facility was scheduled to mature during the third quarter of 2020, and the amounts borrowed were refinanced in June 2020 in advance of their maturity with the proceeds from the 2020 $225.0 Million Credit Facility (which is described below). As part of this transaction, we recorded a write-off of approximately $0.1 million of deferred financing fees.
The outstanding amount relating to this facility as of December 31, 2019 was $92.0 million, and we were in compliance with the financial covenants relating to this facility as of that date.
ING Credit Facility
In June 2015, we executed a senior secured term loan facility with ING Bank N.V., London Branch for a credit facility of up to $52.0 million. We refer to this facility as the ING Credit Facility. In September 2015, we amended and restated the facility to increase the borrowing capacity to $87.0 million, and in March 2016, we amended and restated the facility to further increase the borrowing capacity to $132.5 million. In June 2018, we executed another agreement to further increase the borrowing capacity to $171.2 million. In September 2019, we executed another agreement to further increase the borrowing capacity to partially finance the purchase and installation of scrubbers on seven of the vessels collateralized under this facility. In July and September 2020, we drew down an aggregate of $5.9 million under the scrubber portion of this facility to partially finance the purchase and installation of scrubbers on four MRs and one LR2 that are currently part of this arrangement. The scrubber related borrowings are scheduled to mature upon the maturity dates of the respective vessel tranche of the loan to which the scrubber relates.
In May 2020, we executed another agreement to further increase the borrowing capacity to $251.4 million. This upsized portion of this facility of $72.1 million was fully drawn in May 2020, and the proceeds were used to refinance the existing debt on five vessels (STI Broadway, STI Comandante, STI Brixton, STI Pimlico and STI Finchley), which were previously financed under the KEXIM Credit Facility. We repaid the outstanding indebtedness of $60.2 million related to these vessels under our KEXIM Credit Facility as part of this transaction.
Repayments on borrowings up to $132.5 million are being made in equal quarterly installments, in accordance with a 15-year repayment profile, and a balloon installment payment due on the maturity dates of March 4, 2021 for STI Lombard and STI Osceola and June 24, 2022 for STI Grace, STI Jermyn, STI Black Hawk, and STI Pontiac. These borrowings bear interest at LIBOR plus a margin of 1.95% per annum.

The 2018 upsized portion of the loan for STI Rotherhithe and STI Notting Hill were repaid in equal quarterly installments of $1.0 million per quarter, in aggregate, for the first eight installments and will be repaid in equal quarterly installments of $0.8 million per quarter, in aggregate, thereafter, with a balloon payment due upon the maturity date of June 24, 2022. These borrowings bear interest at LIBOR plus a margin of 2.40% per annum
The May 2020 $72.1 million upsized portion of the loan has a final maturity of five years from the initial drawdown date, May 2025, and is scheduled to be repaid in equal installments of approximately $2.1 million per quarter, in aggregate, for the first twelve installments and approximately $2.0 million per quarter, in aggregate, thereafter, with a balloon payment due at maturity. These borrowings bear interest at LIBOR plus a margin.
In July 2020, we drew down on the scrubber portion of the facility (i) $2.2 million related to STI Lombard and STI Osceola which is scheduled to be repaid in two quarterly principal payments of $0.7 million in aggregate, with the balance due upon maturity in March 2021; and (ii) $1.1 million related to STI Pontiac which is scheduled to be repaid in quarterly principal payments of $0.1 million with the balance due upon maturity in June 2022. In September 2020, we drew down on the scrubber portion of the facility (i) $1.1 million related to STI Black Hawk which is scheduled to be repaid in quarterly principal payments of $0.1 million with the balance due upon maturity in June 2022; and (ii) $1.5 million related to STI Notting Hill which is scheduled to be repaid in quarterly principal payments of $0.2 million with the balance due upon maturity in June 2022. These borrowings bear interest at LIBOR plus a margin per annum which corresponds to the margin the respective vessel pays on its initial borrowing noted above.
Our ING Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of not less than $1.0 billion plus (i) 25% of the positive consolidated net income for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 160% of the then aggregate outstanding principal amount of the loans under the credit facility.
The outstanding amounts relating to this facility as of December 31, 2020 and 2019 were $191.3 million and $131.4 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
2018 NIBC Credit Facility
In June 2018, we executed an agreement with NIBC Bank N.V. for a $35.7 million term loan facility. We refer to this facility as our 2018 NIBC Credit Facility. This facility was fully drawn in August 2018, and the proceeds were used to refinance the existing indebtedness related to two MR product tankers (STI Memphis and STI Soho). Additionally, in August 2019, we executed an agreement with NIBC to upsize the existing NIBC Credit Facility by $3.1 million in aggregate, the proceeds of which were used to partially finance the purchase and installation of scrubbers on the two vessels that are currently collateralized under this facility.
The loan facility was scheduled to mature in June 2021, bears interest at LIBOR plus a margin of 2.5% per annum and was repaid in equal quarterly installments of $1.0 million, in aggregate (which included the scrubber portion), with a balloon payment due upon maturity. This loan facility was refinanced in February 2021 as described in Note 23.
Our 2018 NIBC Credit Facility included financial covenants that required us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 135% through the third quarter of 2020 and 140% at all times thereafter.
The outstanding amounts relating to this facility were $31.1 million and $31.6 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.

2017 Credit Facility
In March 2017, we executed a senior secured term loan facility with a group of financial institutions led by Macquarie Bank Limited (London Branch) for up to $172.0 million, or the 2017 Credit Facility. The 2017 Credit Facility consists of five tranches, including two commercial tranches of $15.0 million and $25.0 million, a KEXIM Guaranteed Tranche of $48.0 million, a KEXIM Funded Tranche of $52.0 million, and a GIEK Guaranteed Tranche of $32.0 million. The amounts outstanding under this facility were fully repaid in 2020 when these vessels were refinanced as part of the 2020 CMBFL Lease Financing, 2020 TSFL Lease Financing and 2020 SPDBFL Lease Financing arrangements, which are described further below. As a result of these transactions, $5.0 million that was held on deposit in a debt service reserve account in accordance with the terms of this facility was released when the facility was refinanced.
We repaid, in full, the outstanding balance during the year ended December 31, 2020. The outstanding amount as of December 31, 2019 was $131.5 million. We were in compliance with the financial covenants relating to this facility as of that date.
Credit Agricole Credit Facility
As part of the closing of the four LR1s that were acquired from Navig8 Product Tankers Inc. in June 2017, we assumed the outstanding indebtedness under a senior secured term loan with Credit Agricole. STI Excel, STI Excelsior, STI Expedite and STI Exceed are pledged as collateral under this facility. Repayments are being made in equal quarterly installments of $2.1 million in aggregate in accordance with a 15-year repayment profile with a balloon payment due upon maturity, which occurs between November 2022 and February 2023 (depending on the vessel). The facility bears interest at LIBOR plus a margin of 2.75%.
Our Credit Agricole Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans under the credit facility.
The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down to its fair value as part of the purchase price allocation of the acquisition) as of December 31, 2020 and 2019 were $80.7 million and $88.5 million. We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO/K-Sure Credit Facility
We assumed the outstanding indebtedness on a senior secured credit facility with ABN AMRO Bank N.V. and Korea Trade Insurance Corporation, or K-Sure, as part of the September 2017 acquisition of Navig8 Product Tankers Inc., which we refer to as the ABN AMRO/K-Sure Credit Facility. Two LR1s (STI Precision and STI Prestige) are collateralized under this facility and the facility consists of two separate tranches, a $11.5 million commercial tranche and a $43.8 million K-Sure tranche.
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
Our ABN AMRO/K-Sure Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.

•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans (less any amounts held in a debt service reserve account as described below) under the credit facility.
Additionally, we have an aggregate of $0.5 million on deposit in a debt service reserve account as of December 31, 2020 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2020.
The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down to its fair value as part of the purchase price allocation of the acquisition) as of December 31, 2020 and 2019 were $40.6 million and $43.7 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Citibank/K-Sure Credit Facility
We assumed the outstanding indebtedness under a senior secured credit facility with Citibank N.A., London Branch, Caixabank, S.A., and K-Sure, as part of the September 2017 acquisition of Navig8 Product Tankers Inc., which we refer to as the Citibank/K-Sure Credit Facility. Four LR1s (STI Excellence, STI Executive, STI Experience, and STI Express) are collateralized under this facility. The facility consists of two separate tranches, a $25.1 million commercial tranche and a $91.2 million K-Sure tranche, which represents the amounts assumed from Navig8 Product Tankers Inc. ("NPTI").
The commercial tranche bears interest at LIBOR plus 2.50%, and the K-Sure tranche bears interest at LIBOR plus 1.60%. Repayments on the K-Sure tranche are being made in equal quarterly installments of $2.1 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity, and the commercial tranche is scheduled to be repaid via a balloon payment upon the maturity which occurs between March and May 2022 (depending on the vessel). The K-Sure tranche fully matures between March and May 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates.
Our Citibank/K-Sure Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loans (less any amounts held in a debt service reserve account as described below) under the credit facility.
Additionally, we have an aggregate of $4.0 million on deposit in a debt service reserve account as of December 31, 2020 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2020.
The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down to its fair value as part of the purchase price allocation of the acquisition) as of December 31, 2020 and 2019 were $84.5 million and $91.1 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO / SEB Credit Facility
In June 2018, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and Skandinaviska Enskilda Banken AB for up to $120.6 million.  We refer to this facility as our ABN AMRO / SEB Credit Facility. This loan was fully drawn in June 2018, and the proceeds were used to refinance the existing indebtedness of $87.6 million under our K-Sure Credit Facility relating to five vessels consisting of one Handymax product tanker (STI Hammersmith), one MR product tanker (STI Westminster), and three LR2 product tankers (STI Connaught, STI Winnie and STI Lauren).

Additionally, in September 2019, we executed an agreement with the lenders under this facility to upsize the credit facility by up to $6.3 million, which was fully drawn in 2020 with the proceeds used to partially finance the purchase and installation of scrubbers on four of the vessels that are currently collateralized under this facility.
The ABN AMRO/SEB Credit Facility has a final maturity of June 2023 and bears interest at LIBOR plus a margin of 2.6% per annum. The original credit facility is scheduled to be repaid in equal quarterly installments of $2.9 million per quarter, in aggregate, for the first eight installments and $2.5 million per quarter, in aggregate, thereafter, with a balloon payment due upon maturity. The upsized portion of the credit facility is scheduled to be repaid in equal quarterly installments of approximately $0.1 million per vessel through the maturity date of March 2023 for the upsized portion of the loan.
Our ABN AMRO / SEB Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.266 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2018.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 130% from the date of the agreement and ending on the second anniversary thereof and 140% at all times thereafter.
The outstanding amounts related to this facility as of December 31, 2020 and 2019 were $97.9 million and $103.3 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
Hamburg Commercial Bank Credit Facility
In November 2019, we executed an agreement with Hamburg Commercial Bank AG for a senior secured term loan facility for $43.65 million, of which, (i) $42.15 million (Tranche 1) was used to refinance the existing debt for STI Veneto and STI Poplar, (which were previously financed under the KEXIM Credit Facility), and (ii) $1.4 million (Tranche 2) was used to finance the purchase and installation of a scrubber on STI Veneto. We refer to this facility as our Hamburg Commercial Bank Credit Facility. Tranche 1 was drawn in December 2019 and Tranche 2 was drawn in April 2020.
Both tranches of the Hamburg Commercial Bank Credit Facility mature in November 2024, bear interest at LIBOR plus a margin of 2.25% per annum and are scheduled to be repaid in equal quarterly installments of $0.8 million per quarter, in aggregate, with a balloon payment due upon maturity.
Our Hamburg Commercial Bank Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1,000,000,000 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after December 31, 2018.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 134% from the date of this facility.
The amounts outstanding as of December 31, 2020 and 2019 were $40.3 million and $42.2 million, respectively, and we were in compliance with the financial covenants as of those dates.
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
Our Prudential Credit Facility includes financial covenants that require us to maintain:

•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1,000,000,000 plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 125% from the date of this facility.
The amounts outstanding as of December 31, 2020 and 2019 were $50.4 million and $55.5 million, respectively, and we were in compliance with the financial covenants as of those dates.
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
In March 2020, we drew down $31.9 million from this facility to refinance the existing debt on one of our vessels, STI Sloane, that was previously financed under the KEXIM Credit Facility, and we repaid the outstanding indebtedness of $17.4 million related to this vessel under our KEXIM Credit Facility as part of this transaction. In December 2020, we drew down $23.7 million from this credit facility to refinance the existing indebtedness on an LR2 product tanker, STI Condotti, which was previously financed under the KEXIM Credit Facility and repaid $15.9 million on the KEXIM Credit Facility as part of this transaction.
The 2019 DNB/GIEK Credit Facility matures in July 2024. The GIEK tranche bears interest at LIBOR plus a margin of 2.5%, and the Commercial Bank and Commercial Facility tranches bear interest at LIBOR plus a margin of 2.5% per annum. The 2019 DNB/GIEK Credit Facility is scheduled to be repaid in equal quarterly installments of approximately $1.8 million per quarter with a balloon payment due at maturity.
Our 2019 DNB/GIEK Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through the second anniversary of the date of the agreement and 135% at all times thereafter.
The amount outstanding as of December 31, 2020 was $52.6 million, and we were in compliance with the financial covenants as of that date.
BNPP Sinosure Credit Facility
In December 2019, we executed a senior secured term loan facility with BNP Paribas and Skandinaviska Enskilda Banken AB for up to $134.1 million. The loan is split into two facilities, (i) a commercial facility for up to $67.0 million (the "Commercial Facility"), and (ii) a Sinosure facility for up to $67.0 million (the "Sinosure Facility"), which was funded by the lenders under the commercial facility and insured by the China Export & Credit Insurance Corporation ("Sinosure"). These facilities are collectively referred to as the BNPP Sinosure Credit Facility.
In March 2020, we drew down $42.1 million from this facility to partially finance the purchase and installation of scrubbers on 22 vessels. This borrowing is collateralized by two of our vessels (STI Park and STI Fulham) that were previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $28.8 million related to these vessels under our KEXIM Credit Facility as part of this transaction.

In June 2020, we drew down $24.9 million from this facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by one of our LR2 product tankers (STI Elysees), which was previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $17.8 million related to this vessel under our KEXIM Credit Facility as part of this transaction.
In September 2020, we drew down $24.9 million from this facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by one of our LR2 product tankers (STI Orchard), which was previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $16.2 million related to this vessel under our KEXIM Credit Facility as part of this transaction.
In December 2020, we drew down $9.6 million from our BNPP Sinosure Credit Facility to partially finance the purchase of scrubbers on five vessels. This borrowing is collateralized by a Handymax product tanker (STI Hackney), which was previously financed under the KEXIM Credit Facility. We repaid $9.9 million on the KEXIM Credit Facility as part of this transaction.
A total of $101.5 million has been drawn, and there is $32.6 million of remaining availability under the BNPP Sinosure Credit Facility. The BNPP Sinosure Credit Facility is split into 70 tranches each of which represent the lesser of 85% of the purchase and installation price of 70 scrubbers, or $1.9 million per scrubber (not to exceed 65% of the fair value of the collateral vessels). The Sinosure Facility and the Commercial Facility bear interest at LIBOR plus a margin of 1.80% and 2.80% per annum, respectively. In January 2021, we signed an agreement to extend the availability period under this loan facility to June 15, 2022 from March 15, 2021. Based on the amounts drawn as of December 31, 2020, the Sinosure Facility is scheduled to be repaid in 10 semi-annual installments of $5.1 million in aggregate (which may increase to $6.7 million once the loan is fully drawn, with separate repayment periods as each tranche of the loan is drawn) and the Commercial Facility is scheduled to be repaid at the final maturity date of the facility, or October 2025.
Our BNPP Sinosure Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through December 31, 2022 and 135% at all times thereafter.
The outstanding amount as of December 31, 2020 was $94.7 million, and we were in compliance with the financial covenants as of that date.
2020 $225.0 Million Credit Facility
In May 2020, we executed the 2020 $225.0 Million Credit Facility with a group of European financial institutions. In June 2020 we drew down $101.2 million from this facility to refinance the existing debt on four LR2s (STI Savile Row, STI Spiga, STI Kingsway and STI Carnaby) that were previously financed under the ABN AMRO Credit Facility (which was scheduled to mature during the third quarter of 2020). We repaid the outstanding indebtedness of $87.7 million under our ABN AMRO Credit Facility as part of this transaction.
In September 2020, we drew down $43.7 million from this facility to refinance the existing debt on two LR1s (STI Pride and STI Providence) that were previously financed under our CMBFL Lease Financing arrangement. We repaid $54.0 million on our CMBFL Lease Financing arrangement as part of this transaction. In connection with this repayment, approximately $2.0 million was released from restricted cash that was previously held in a deposit account under the terms and conditions of our CMBFL Lease Financing Arrangement.
In October and November 2020, we drew down an aggregate of $71.8 million from this facility to refinance the existing debt on three LR2 product tankers, STI Nautilus, STI Guard, and STI Gallantry, all of which were previously financed under the CSSC Lease Financing arrangement. We repaid $81.7 million on the CSSC Lease Financing and CSSC Scrubber Lease Financing arrangements, and a $1.6 million prepayment fee was paid as part of these transactions.
The remaining availability of $2.2 million under the 2020 $225.0 Million Credit Facility to partially finance the purchase and installation of scrubbers on two LR2s was terminated in December 2020.

This facility has a final maturity of five years from the closing date of the loan, bears interest at LIBOR plus a margin, and is scheduled to be repaid in equal installments of approximately $5.3 million per quarter, in aggregate, with a balloon payment due at maturity.
Our 2020 $225.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.4 billion.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans under the credit facility through May 2022 and 140% at all times thereafter.
The outstanding amount as of December 31, 2020 was $208.9 million, and we were in compliance with the financial covenants as of that date.
Lease financing arrangements
The below summarizes the key terms of our lease financing arrangements.  For each arrangement, we have evaluated whether, in substance, these transactions are leases or merely a form of financing.  As a result of this evaluation, we have concluded that each agreement is a form of financing on the basis that each transaction is a sale and leaseback transaction which does not meet the criteria for a sale under IFRS 15.  Accordingly, the cash received in the transfer has been accounted for as a liability under IFRS 9, and each arrangement has been recorded at amortized cost using the effective interest method, with the corresponding vessels being recorded at cost, less accumulated depreciation, on our consolidated balance sheet.
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
Ocean Yield Lease Financing
We assumed the obligations under a lease financing arrangement with Ocean Yield ASA for four LR2 tankers (STI Sanctity, STI Steadfast, STI Supreme, and STI Symphony) in connection with the September 2017 acquisition of Navig8 Product Tankers Inc. Under this arrangement, each vessel is subject to a 13-year bareboat charter, which expires between February and August 2029 (depending on the vessel). Charterhire, which is paid monthly in advance, includes a fixed payment in addition to a quarterly adjustment based on prevailing LIBOR rates.
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
We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation of the acquisition) were $137.4 million and $148.2 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants as of those dates.

CMBFL Lease Financing
We assumed the obligations under a lease financing arrangement with CMB Financial Leasing Co. Ltd, or CMBFL, in connection with the September 2017 acquisition of Navig8 Product Tankers Inc., for two LR1 tankers (STI Pride and STI Providence). Under this arrangement, each vessel was subject to a seven-year bareboat charter, which was scheduled to expire in July or August 2023 (depending on the vessel). Charterhire under the arrangement was comprised of a fixed, quarterly repayment amount of $0.6 million per vessel plus a variable component calculated at LIBOR plus 3.75%.
We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary from the delivery date of the respective vessel.
In September 2020, we exercised a purchase option and repaid $54.0 million on our CMBFL Lease Financing arrangement as part of the refinancing of the existing debt on STI Pride and STI Providence. In connection with this repayment, approximately $2.0 million was released from restricted cash that was previously held in a deposit account under the terms and conditions of our CMBFL Lease Financing Arrangement.
Bank of Communications Financial Leasing MR financing, or the BCFL Lease Financing (MRs)
In September 2017, we entered into lease financing agreements to sell and lease back five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) with Bank of Communications Finance Leasing Co Ltd., or BCFL, for a sales price of $27.5 million per vessel. The financing for STI Topaz, STI Ruby and STI Garnet closed in September 2017, the financing for STI Onyx closed in October 2017, and the financing for STI Amber closed in November 2017. Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, and we have three consecutive one-year options to extend each charter beyond the initial term. Furthermore, we have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement (as applicable).
In April 2020, we executed an agreement to increase the borrowing capacity of our BCFL Lease Financing arrangements (MRs) by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on the above vessels. The agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
In July 2020, we drew down $1.9 million to partially finance the purchase and installation of a scrubber on one vessel and in January 2021, we drew down $5.8 million to partially finance the purchase and installation of scrubbers on three vessels.
Our BCFL Lease Financing (MRs) includes a financial covenant that requires us to maintain that the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned $5.1 million deposit shall at all times be no less than 100% of the then outstanding balance plus the aforementioned $5.1 million deposit.
The aggregate outstanding balances under this arrangement were $77.7 million and $87.8 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants as of those dates.
Bank of Communications Financial Leasing LR2 financing, or the BCFL Lease Financing (LR2s)
We assumed the obligations of a lease financing arrangement with Bank of Communications Finance Leasing Co Ltd., or BCFL, for three LR2 tankers (STI Solace, STI Solidarity, and STI Stability) as part of the September 2017 acquisition of Navig8 Product Tankers Inc. Under the arrangement, each vessel is subject to a 10-year bareboat charter, which expires in July 2026. Charterhire under the arrangement is determined in advance, on a quarterly basis and is calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of LIBOR plus 3.50%. Using the forward interest swap curve at December 31, 2020, future monthly principal payments are estimated to be $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement.
In April 2020, we executed an agreement to increase the borrowing capacity of our BCFL Lease Financing arrangements (LR2s) by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on the above vessels. The agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
In July 2020, we drew down $1.9 million to partially finance the purchase and installation of a scrubber on one vessel, and in January 2021, we drew down $3.8 million to partially finance the purchase and installation of scrubbers on two vessels.

Additionally, we have an aggregate of $0.8 million on deposit in a deposit account as of December 31, 2020 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2020.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation of the acquisition) were $84.0 million and $90.4 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants as of those dates.
CSSC Lease Financing and CSSC Scrubber Lease Financing
We assumed the obligations under a lease financing arrangement with CSSC (Hong Kong) Shipping Company Limited, or CSSC, for eight LR2 tankers (STI Gallantry, STI Nautilus, STI Guard, STI Guide, STI Goal, STI Gauntlet, STI Gladiator and STI Gratitude) as part of the September 2017 acquisition of Navig8 Product Tankers Inc.
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
Additionally, in September 2019, we executed an agreement with CSSC to increase the borrowing capacity by up to $12.5 million to partially finance the purchase and installation of scrubbers on the eight LR2s. In December 2019, $11.0 million was borrowed under this arrangement to partially finance the purchase and installation of seven scrubbers, and in August 2020, we drew down $1.6 million to partially finance the purchase and installation of a scrubber on one vessel. The upsized portion of the lease financing bears interest at LIBOR plus a margin of 3.8% per annum, matures two years from the date of the drawdown and is being repaid in monthly installment payments of approximately $0.3 million in aggregate after the repayments noted below.
In October and November 2020, we repaid $81.7 million on the CSSC Lease Financing and CSSC Scrubber Lease Financing arrangements, and we paid a $1.6 million prepayment fee when we refinanced the existing debt on STI Nautilus, STI Guard, and STI Gallantry.
Our CSSC Lease Financing arrangement includes a financial covenant that requires the fair market value of each vessel that is leased under this facility to at all times be no less than 125% of the applicable outstanding balance for such vessel.
The carrying values of the amounts due under the non-scrubber portion of the arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation) were $136.9 million and $233.7 million as of December 31, 2020 and 2019, respectively. The carrying values of the amounts due under the scrubber portion of the arrangement (which reflect fair value adjustments made as part of the purchase price allocation) were $4.4 million and $11.0 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants under these arrangements as of those dates.
China Huarong Lease Financing
In August 2018, we closed on the sale and leaseback of six 2014 built MR product tankers, (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina) to China Huarong Shipping Financial Leasing Co., Ltd. The borrowing amount under the arrangement is $144.0 million in aggregate.
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
In September 2020 we received a commitment to upsize this arrangement by $2.0 million per vessel to partially finance the purchase and installation of scrubbers on these vessels. In January 2021, we executed the agreements on five of the vessels (STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina). Borrowings under the upsized portion bear interest at LIBOR plus a margin of 3.5% per annum and are scheduled to be repaid in equal quarterly installments for three years from the date of drawdown. We drew down $10 million under the upsized portion of this arrangement in January 2021 to partially finance the purchase and installation of scrubbers on five of the vessels.

We are subject to certain terms and conditions under this arrangement, including the financial covenant that the Company will maintain consolidated tangible net worth of no less than $650.0 million. Additionally, during the scrubber loan period (between its drawdown date and maturity date), each vessel shall maintain a fair market value of no less than 115% of the total principal outstanding balance for such vessel.
The outstanding amounts were $110.3 million and $123.8 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
$116.0 Million Lease Financing
In August 2018, we executed an agreement to sell and leaseback two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Oxford and STI Selatar) in two separate transactions to an international financial institution. We refer to this sale and leaseback as the $116.0 Million Lease Financing. The net borrowing amount (which reflects the selling price less deposits and commissions to the lessor) under the arrangement was $114.8 million in aggregate, consisting of $23.8 million per MR and $33.7 million per LR2.
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
In April 2020, we executed agreements to increase the borrowing capacity of four vessels under our $116.0 Million Lease Financing by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on these vessels. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
In July 2020, we drew down $5.7 million on these agreements to partially finance the purchase and installation of scrubbers on three vessels. In January 2021, we drew down $1.9 million on these agreements to partially finance the purchase and installation of scrubbers on one vessel.
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
The amounts outstanding, which include the scrubber and non-scrubber portions, were $103.8 million and $106.0 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants as of those dates.
2018 CMBFL Lease Financing
In July 2018, we executed an agreement to sell and leaseback six MR product tankers (STI Battery, STI Milwaukee, STI Tribeca, STI Bronx, STI Manhattan, and STI Seneca) to CMB Financial Leasing Co., Ltd. The borrowing amount under the arrangement is $141.6 million in aggregate and the sales closed in August 2018.
Each agreement is for a fixed term of eight years, and the Company has options to purchase the vessels at the start of the fourth year of each agreement. The lease bears interest at LIBOR plus a margin of 3.2% per annum and is being repaid in quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date.
In December 2019, we amended and restated the agreement to increase the borrowing capacity to partially finance the purchase and installation of scrubbers on the six MRs that are currently part of the agreement. In May 2020, we drew down an aggregate of $10.1 million under the scrubber portion of our 2018 CMBFL Lease Financing to partially finance the purchase and installation of scrubbers on the six MRs that are currently part of this arrangement. The upsized portion of the lease financing has a final maturity of 3.5 years after the first drawdown, bears interest at LIBOR plus a margin of 3.10% per annum, and are scheduled to be repaid in quarterly principal payments of approximately $0.1 million per vessel.
We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The amounts outstanding, which include the scrubber and non-scrubber portions, were $125.0 million and $126.4 million as of December 31, 2020 and 2019, respectively. We were in compliance with the financial covenants under these arrangements as of those dates.
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
Additionally, in February 2020, we executed an agreement to upsize the AVIC Lease Financing arrangement to finance the purchase and installation of scrubbers on the two MRs and two LR2 product tankers that are part of this arrangement. The upsized portion of the lease financing was used, and is expected to be used to finance up to the lesser of 80% of the purchase and installation price of the scrubbers or 80% of the appreciated value of the vessel. In December 2020, we drew down $4.6 million from the upsized portion of this arrangement to partially finance the purchase and installation of scrubbers on three vessels that are currently part of this arrangement, one MR and two LR2s. The upsized portion of the lease financing has a final maturity of three years after the first drawdown, bears interest at LIBOR plus a margin of 4.20% per annum and is scheduled to be repaid in quarterly principal payments of approximately $0.4 million, in aggregate, for all three vessels.
We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.70 to 1.00.
•Consolidated tangible net worth of no less than $650.0 million.
•The fair market value of each grouped vessels (MRs or LR2s) leased under the facility shall at all times be no less than 110% of the outstanding balance for such grouped vessels (MRs or LR2s).
The outstanding amounts, which include the scrubber and non-scrubber portions, were $119.7 million and $127.3 million as of December 31, 2020 and 2019, respectively, and we were in compliance with the financial covenants as of those dates.
COSCO Lease Financing
In September 2018, we executed an agreement to sell and leaseback two Handymax product tankers (STI Battersea and STI Wembley) and two MR product tankers (STI Texas City and STI Meraux) to Oriental Fleet International Company Limited ("COSCO Shipping"). The amounts borrowed under the arrangement were $21.2 million for the Handymax vessels and $22.8 million for the MR vessels ($88.0 million in aggregate).
Each agreement is for a fixed term of eight years, and we have options to purchase the vessels beginning at the end of the second year of each agreement. The facility bears interest at LIBOR plus a margin of 3.6% per annum and is being repaid in quarterly installments of $0.5 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of total liabilities (less cash and cash equivalents) to total assets no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2018 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2018.
•The fair market value of each vessel leased under the facility shall at all times be no less than 110% of the outstanding balance for such vessel.
The outstanding amounts were $68.8 million and $76.5 million as of December 31, 2020 and 2019, respectively, and we were in compliance with the financial covenants as of those dates.

$157.5 Million Lease Financing
In October 2018, we sold and leased back six MR product tankers (STI San Antonio, STI Benicia, STI St. Charles, STI Yorkville, STI Mayfair and STI Duchessa) and one LR2 product tanker (STI Alexis) to an international financial institution. The borrowing amount under the arrangement was $157.5 million in aggregate, and these sales closed in October 2018.
Each agreement is for a fixed term of seven years, and we have options to purchase the vessels beginning at the end of the third year of each agreement. The leases bear interest at LIBOR plus a margin of 3.0% per annum and are scheduled to be repaid in equal quarterly principal installments of $0.5 million per MR and $0.6 million for the LR2. Each agreement also has a purchase obligation at the end of the seventh year (which is equal to the outstanding principal balance at that date). We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
    The outstanding amounts were $123.8 million and $137.9 million as of December 31, 2020 and 2019, respectively, and we were in compliance with the financial covenants as of those dates.
2020 CMBFL Lease Financing
In September 2020, we executed an agreement with CMB Financial Leasing Co., Ltd to sell and leaseback two MR product tankers (STI Leblon and STI Bosphorus). The aggregate borrowing amount under the arrangement was $45.4 million, which was drawn in September 2020. A portion of the proceeds were utilized to repay $30.1 million of the outstanding indebtedness relating to these two vessels under our 2017 Credit Facility.
Each agreement is for a fixed term of seven years, and we have options to purchase the vessels beginning on the third anniversary of the delivery date of each agreement. The leases bear interest at LIBOR plus a margin of 3.2% per annum and will be repaid in equal quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase option at the end of the seventh year (which is equal to the outstanding principal balance at that date). We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The fair market value of each vessel leased under the facility shall at all times be no less than 120% of the outstanding balance for such vessel.
The amount outstanding was $44.6 million as of December 31, 2020, and we were in compliance with the financial covenants as of that date.
2020 TSFL Lease Financing
In November 2020, we executed an agreement with Taiping & Sinopec Financial Leasing Co., Ltd. ("2020 TSFL Lease Financing") to sell and leaseback two MR product tankers (STI Galata and STI La Boca). The aggregate borrowing amount under the arrangement was $47.3 million, which was drawn in November 2020. A portion of the proceeds were utilized to repay $29.3 million of the outstanding indebtedness relating to these two vessels under our 2017 Credit Facility.
Each agreement is for a fixed term of seven years and we have options to purchase the vessels beginning on the third anniversary of the delivery date of each agreement. The leases bear interest at LIBOR plus a margin of 3.2% per annum and will be repaid in equal quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of the seventh year (which is equal to the outstanding principal balance at that date). We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:

•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The amount outstanding was $47.3 million as of December 31, 2020, and we were in compliance with the financial covenants as of that date.
2020 SPDBFL Lease Financing
In November 2020, we executed an agreement with SPDB Financial Leasing Co., Ltd to sell and leaseback four MR product tankers (STI Donald C Trauscht, STI Esles II, STI San Telmo, and STI Jardins). The aggregate borrowing amount under the arrangement was $96.5 million, which was drawn in November and December 2020. A portion of the proceeds were utilized to repay $62.9 million of the outstanding indebtedness relating to these vessels under our 2017 Credit Facility. In connection with these repayments, approximately $5.0 million was released from restricted cash that was previously held in a debt service reserve account under the terms and conditions of the 2017 Credit Facility.
The agreements for STI Donald C. Trauscht and STI San Telmo are for a fixed term of seven years. The agreements for STI Esles and STI Jardins are for a fixed term of eight years. Each of the agreements have options to purchase the vessels beginning on the third anniversary of the delivery date of each agreement. The leases bear interest at LIBOR plus a margin of 3.05% per annum and will be repaid in equal quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of their term (which is equal to the outstanding principal balance at that date). Additionally, coinciding with the first payment dates in the first quarter of 2021, we were required to deposit with the lessor 3% of the borrowing amount, or $2.9 million in aggregate. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.70 to 1.00.
•Consolidated tangible net worth of no less than $650.0 million.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The amount outstanding was $96.5 million as of December 31, 2020, and we were in compliance with the financial covenants as of that date.
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
In May 2020, our Senior Notes due 2020 matured, and the outstanding principal balance of $53.8 million was repaid in full.
The outstanding balance was $53.8 million as of December 31, 2019, and we were in compliance with the financial covenants relating to the Senior Notes due 2020 as of that date.
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
Senior Notes due 2025
In May 2020, we issued $28.1 million aggregate principal amount of 7.00% senior unsecured notes due June 30, 2025 or the Senior Notes due 2025 in an underwritten public offering. This amount includes $3.1 million related to the partial exercise of the underwriters’ option to purchase additional Senior Notes due 2025 under the same terms and conditions. The aggregate net proceeds were approximately $26.5 million after deducting underwriting commissions and offering expenses.
The Senior Notes due 2025 bear interest at a coupon rate of 7.0% per year, payable quarterly in arrears on the 30th day of March, June, September, and December of each year. Coupon payments commenced on June 30, 2020. We may redeem the Senior Notes due 2025 in whole or in part, at our option, at any time (i) on or after June 30, 2022 and prior to June 30, 2023, at a redemption price equal to 102% of the principal amount to be redeemed, (ii) on or after June 30, 2023 and prior to June 30, 2024, at a redemption price equal to 101% of the principal amount to be redeemed, and (iii) on or after June 30, 2024 and prior to maturity, at a redemption price equal to 100% of the principal amount to be redeemed, in each case plus accrued and unpaid interest to, but excluding, the redemption date.
The Senior Notes due 2025 are a senior unsecured obligation and rank equally with all of our existing and future senior unsecured and unsubordinated debt, are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and are structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes due 2025. The Senior Notes due 2025 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and are listed on the NYSE under the symbol “SBBA.”
The Senior Notes due 2025 require us to comply with certain covenants, including financial covenants, restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment. Prior to June 30, 2022, we may repurchase in whole, but not in part, the Senior Notes due 2025 at a redemption price equal to 104% of the principal amount of the Senior Notes due 2025 to be repurchased, plus accrued and unpaid interest to, but excluding, the date of redemption upon the occurrence of certain change of control events.
The financial covenants under our Senior Notes due 2025 include:
•Net borrowings shall not equal or exceed 70% of total assets.
•Net worth shall always exceed $650.0 million.
The outstanding balance was $28.1 million as of December 31, 2020, and we were in compliance with the financial covenants relating to the Senior Notes due 2025 as of that date.
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

The table below details the dividends issued during the years ended December 31, 2020 and 2019, and the corresponding effect on the conversion rate of the Convertible Notes due 2022:

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
March 13, 2019	$0.10	25.4799
June 5, 2019	$0.10	25.5767
September 10, 2019	$0.10	25.6637
November 25, 2019	$0.10	25.7401
March 2, 2020	$0.10	25.8763
June 1, 2020	$0.10	26.0200
September 9, 2020	$0.10	26.2463
November 23, 2020	$0.10	26.4810
(1) Per $1,000 principal amount of the Convertible Notes.
The Convertible Notes due 2022 are freely convertible at the option of the holder on or after January 1, 2019 and prior to the close of business on the business day immediately preceding the maturity date, and could be converted at any time prior to the close of business on the business day immediately preceding January 1, 2019 only under the following circumstances:
•during any calendar quarter commencing after the calendar quarter ending on March 31, 2018 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 15 trading days (whether or not consecutive) during a period of 25 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;
•during the five-business day period after any five consecutive trading day period, or the Measurement Period, in which the trading price (as defined in the indenture) per $1,000 principal amount of Convertible Notes due 2022 for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; or
•upon the occurrence of specified corporate events as defined in the indenture (e.g. consolidations, mergers, a binding share exchange or the transfer or lease of all or substantially all of our assets).
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
Between July 1, 2020 and September 30, 2020, we repurchased $52.3 million face value of our Convertible Notes due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million. As a result of these repurchases, we reduced the liability component of the Convertible Notes due 2022 by $47.7 million and we recorded a $1.0 million gain on repurchase of Convertible Notes within the consolidated statement of income or loss.

The carrying values of the liability component of the Convertible Notes due 2022 (consisting of both the May 2018 and July 2018 issuances) as of December 31, 2020 and 2019, respectively, were $140.7 million and $180.1 million. We incurred $5.5 million of coupon interest and $8.4 million of non-cash accretion during the year ended December 31, 2020. We incurred $6.1 million of coupon interest and $8.6 million of non-cash accretion during the year ended December 31, 2019. We were in compliance with the covenants related to the Convertible Notes due 2022 as of those dates.
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

13.     Segment reporting

Information about our reportable segments for the years ended December 31, 2020, 2019 and 2018 is as follows:

For the year ended December 31, 2020

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$87,026	$105,353	$375,594	$347,919	915,892	$—	$915,892
Vessel operating costs	(30,396)	(47,791)	(107,710)	(147,851)	(333,748)	—	(333,748)
Voyage expenses	(60)	(402)	(3,479)	(4,018)	(7,959)	—	(7,959)
Depreciation - owned or finance leased vessels	(20,557)	(21,359)	(79,208)	(73,144)	(194,268)	—	(194,268)
Depreciation - right of use assets	—	(12,017)	(8,583)	(30,950)	(51,550)	—	(51,550)
Impairment of vessels	—	—	—	(14,207)	(14,207)	—	(14,207)
Impairment of goodwill	(2,639)	—	—	—	(2,639)	—	(2,639)
General and administrative expenses	(1,180)	(1,960)	(4,029)	(6,060)	(13,229)	(52,958)	(66,187)
Financial expenses	—	—	—	—	—	(154,971)	(154,971)
Gain on repurchase of Convertible Notes	—	—	—	—	—	1,013	1,013
Financial income	104	9	51	520	684	565	1,249
Other income and (expenses), net	—	—	—	—	—	1,499	1,499
Segment income or loss	$32,298	$21,833	$172,636	$72,209	$298,976	$(204,852)	$94,124

For the year ended December 31, 2019

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$67,461	$106,811	$263,818	$266,235	$704,325	$—	$704,325
Vessel operating costs	(29,161)	(50,750)	(97,346)	(117,274)	(294,531)	—	(294,531)
Voyage expenses	(1,628)	(1,414)	(530)	(2,588)	(6,160)	—	(6,160)
Charterhire	—	(4,256)	271	(414)	(4,399)	—	(4,399)
Depreciation - owned or finance leased vessels	(19,520)	(19,119)	(73,774)	(67,639)	(180,052)	—	(180,052)
Depreciation - right of use assets	—	(11,678)	(2,266)	(12,972)	(26,916)	—	(26,916)
General and administrative expenses	(1,167)	(2,192)	(3,841)	(4,951)	(12,151)	(50,144)	(62,295)
Financial expenses	—	—	—	—	—	(186,235)	(186,235)
Financial income	360	18	32	538	948	7,234	8,182
Other expenses, net	—	—	—	15	15	(424)	(409)
Segment income or loss	16,345	17,420	86,364	60,950	181,079	(229,569)	$(48,490)

For the year ended December 31, 2018

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$47,722	$95,188	$203,414	$238,723	$585,047	$—	$585,047
Vessel operating costs	(28,942)	(48,249)	(91,975)	(111,294)	(280,460)	—	(280,460)
Voyage expenses	(591)	(440)	(3,225)	(890)	(5,146)	—	(5,146)
Charterhire	—	(19,223)	(7,883)	(32,526)	(59,632)	—	(59,632)
Depreciation - owned or finance leased vessels	(19,290)	(18,190)	(72,610)	(66,633)	(176,723)	—	(176,723)
General and administrative expenses	(1,173)	(2,195)	(3,790)	(4,771)	(11,929)	(40,343)	(52,272)
Merger transaction related costs	—	—	—	—	—	(272)	(272)
Financial expenses	—	—	—	—	—	(186,628)	(186,628)
Loss on exchange of convertible notes	—	—	—	—	—	(17,838)	(17,838)
Financial income	111	16	22	515	664	3,794	4,458
Other expenses, net	—	—	—	—	—	(605)	(605)
Segment income or loss	$(2,163)	$6,907	$23,953	$23,124	$51,821	$(241,892)	$(190,071)

Revenue from customers representing greater than 10% of total revenue during the years ended December 31, 2020, 2019 and 2018, within their respective segments was as follows:

In thousands of U.S. dollars		For the year ended December 31,
Segment	Customer	2020	2019	2018
MR	Scorpio MR Pool Limited (1)	$340,937	$261,727	$225,181
LR2	Scorpio LR2 Pool Limited (1)	369,476	260,893	188,890
Handymax	Scorpio Handymax Tanker Pool Limited (1)	105,355	103,150	82,782
		$815,768	$625,770	$496,853

(1)These customers are related parties as described in Note 15.

14.     Common shares
Reverse stock split
On January 18, 2019, the Company effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.
Trafigura Transaction
As described in Note 6, in September 2019, we acquired the leasehold interests in 19 product tankers (four of which were under construction) as part of the Trafigura Transaction. The consideration exchanged consisted of:
•For the 15 delivered vessels, the assumption of the obligations under the Agreements of $531.5 million and the issuance of 3,981,619 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $115.5 million.
•For the four vessels under construction, the assumption of the commitments on the Agreements of $138.8 million and the issuance 591,254 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $17.1 million. Three of the vessels under construction were delivered in the first quarter and one was delivered in September 2020.
Private Placement
In September 2019, we closed on private placements with Trafigura and SSH (a related party) for $35 million and $15 million, respectively, in exchange for an aggregate of 1,724,137 of our common shares at $29.00 per share.
At the Market Share Issuance Program
In November 2019, we entered into an “at the market” offering program (the "ATM Program") pursuant to which we may sell up to $100 million of our common shares, par value $0.01 per share. As part of the ATM Program, we entered into an equity distribution agreement dated November 7, 2019 (the “Sales Agreement”), with BTIG, LLC, as sales agent (the “Agent”). In accordance with the terms of the Sales Agreement, we may offer and sell our common shares from time to time through the Agent by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions, or as otherwise agreed upon by the Agent and us. We intend to use the net proceeds from any sales under the Program for general corporate and working capital purposes.
During the year ended December 31, 2020, we sold an aggregate of 137,067 of our common shares at an average price of $18.79 per share for aggregate net proceeds of $2.6 million. There is $97.4 million of remaining availability under the ATM Program as of December 31, 2020.
 Follow-on Offerings of Common Shares
In October 2018, we closed on the sale of 18.2 million newly issued shares of our common stock in an underwritten public offering at an offering price of $18.50 per share. We received aggregate net proceeds of $319.6 million after deducting underwriters' discounts and offering expenses. Of the 18.2 million common shares issued, 5.4 million and 0.54 million shares were issued to Eneti Inc. (formerly Scorpio Bulkers Inc.), and SSH, each a related party, respectively, at the offering price.
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 500,000 common shares for issuance under the 2013 Equity Incentive Plan which was increased by an aggregate of 1,286,971 common shares through December 31, 2016 and subsequently revised as follows:
•In October 2017, we reserved an additional 950,180 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
•In February 2018, we reserved an additional 512,244 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
•In June 2018, we reserved an additional 210,140 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

•In December 2018, we reserved an additional 1,383,248 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
•In February 2019, we reserved an additional 86,977 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
•In July 2019, we reserved an additional 134,893 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
•In December 2019, we reserved an additional 529,624 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
•In June 2020, we reserved an additional 362,766 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
•In December 2020, we reserved an additional 367,603 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
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
The following paragraphs summarize our grants of restricted stock during the years ended December 31, 2020, 2019, and 2018. The vesting periods of these grants are determined by the plan administrator and generally range from one to five years. Additionally, vesting of these grants is generally subject to a grantee's continued employment with the Company through the vesting date unless the grantee is terminated without cause or due to the grantee's death or disability.
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
500,245
The vesting schedule of the restricted stock issued to our independent directors is: (i) one-third of the shares vested on March 1, 2019, (ii) one-third of the shares vested on March 2, 2020, and (iii) one-third of the shares vested on March 1, 2021.
In September 2018, we issued 198,141 shares of restricted stock to our employees and 12,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.75 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on June 9, 2021, (ii) one-third of the shares vest on June 9, 2022, and (iii) one-third of the shares vest on June 8, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vested on June 10, 2019, (ii) one-third of the shares vested on June 10, 2020, and (iii) one-third of the shares vest on June 9, 2021.
In December 2018, we issued 1,103,248 shares of restricted stock to our employees and 60,000 shares to our independent directors for no cash consideration. The share price on the issuance date was $19.55 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on September 23, 2021, (ii) one-third of the shares vest on September 26, 2022, and (iii) one-third of the shares vest on September 25, 2023. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vested on September 25, 2019, (ii) one-third of the shares vested on September 24, 2020, and (iii) one-third of the shares vest on September 23, 2021.
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
In December 2019, we issued 60,000 shares of restricted stock to our independent directors for no cash consideration. The share price on the issuance date was $33.90 per share. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vested on December 4, 2020, (ii) one-third of the shares vest on December 3, 2021, and (iii) one-third of the shares vest on December 2, 2022.
In January 2020, we issued 469,680 shares of restricted stock to certain of our employees for no cash consideration. The share price on the issuance date was $36.73 per share. The vesting schedule for these restricted shares is (i) one-third of the shares vest on September 8, 2022, (ii) one-third of the shares vest on September 7, 2023, and (iii) one-third of the shares vest on September 5, 2024.
In September 2020, we issued 220,500 shares of restricted stock to certain of our employees for no cash consideration. The share price on the issuance date was $11.15 per share. The vesting schedule for these restricted shares is (i) one-third of the shares vest on June 5, 2023, (ii) one-third of the shares vest on June 4, 2024, and (iii) one-third of the shares vest on June 4, 2025.
In September 2020, we issued 141,900 shares of restricted stock to certain SSH employees for no cash consideration. The share price on the issuance date was $11.15 per share. The vesting schedule of the restricted stock issued to SSH employees is (i) one-third of the shares vest on June 5, 2023, (ii) one-third of the shares vest on June 4, 2024, and (iii) one-third of the shares vest on June 4, 2025.

In December 2020, we issued 90,000 shares of restricted stock to our independent directors and 3,000 to an SSH employee for no cash consideration. The share price on the issuance date was $11.36 per share. The vesting schedule of the restricted stock issued to independent directors is (i) one-third of the shares vest on December 3, 2021, (ii) one-third of the shares vest on December 2, 2022, and (iii) one-third of the shares vest on December 1, 2023. The vesting schedule of restricted stock issued to the SSH employee is (i) one-third of the shares vest on June 5, 2023, (ii) one-third of the shares vest on June 4, 2024, and (iii) one-third of the shares vest on June 4, 2025.
There were 276,369 shares eligible for issuance under the 2013 Equity Incentive Plan as of December 31, 2020.
The following is a summary of activity for awards of restricted stock during the years ended December 31, 2020 and 2019:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2018	3,359,887	$30.05
Granted	510,420	26.57
Vested	(306,065)	65.96
Forfeited	(2,500)	46.41
Outstanding and non-vested, December 31, 2019	3,561,742	26.45
Granted	925,080	24.16
Vested	(678,649)	36.01
Forfeited	(1,400)	26.64
Outstanding and non-vested, December 31, 2020	3,806,773	$24.19
Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.
Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the year ending December 31, 2021	20,622	1,291	21,913
For the year ending December 31, 2022	12,596	488	13,084
For the year ending December 31, 2023	5,595	107	5,702
For the year ending December 31, 2024	1,607	—	1,607
For the year ending December 31, 2025	123	—	123
	$40,543	$1,886	$42,429

 Dividend Payments
The following dividends were paid during the years ended December 31, 2020, 2019 and 2018.

Dividends	Date
per share	Paid
$0.100	March 27, 2018
$0.100	June 28, 2018
$0.100	September 27, 2018
$0.100	December 13, 2018
$0.100	March 28, 2019
$0.100	June 27, 2019
$0.100	September 27, 2019
$0.100	December 13, 2019
$0.100	March 13, 2020
$0.100	June 15, 2020
$0.100	September 29, 2020
$0.100	December 14, 2020
2015 Securities Repurchase Program
In May 2015, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of our securities.
During the year ended December 31, 2019, we purchased an aggregate of 30 of our common shares that are being held as treasury shares at an average price of $17.10 per share. During the year ended December 31, 2020, we acquired an aggregate of 1,170,000 of our common shares at an average price of $11.18 per share for a total of $13.1 million. All repurchased shares are being held as treasury shares.
Between July 1, 2020 and September 30, 2020 we repurchased $52.3 million face value of our Convertible Notes due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million and we recorded a $1.0 million gain on repurchase of Convertible Notes within the consolidated statement of income or loss..
New $250 Million Securities Repurchase Program
In September 2020, our Board of Directors authorized a new securities repurchase program to purchase up to an aggregate of $250 million of securities, which, in addition to our common shares, currently consist of our Senior Notes due 2025 (NYSE: SBBA), which were issued in May 2020, Convertible Notes due 2022, which were issued in May and July 2018, and Convertible Notes due 2025. The aforementioned repurchases of common stock and our convertible notes were executed under the previous securities repurchase program, which has since been terminated and any future repurchases of our securities will be made under the new $250 million securities repurchase program.
There were 7,519,324 and 6,349,324 common shares held in treasury at December 31, 2020 and December 31, 2019, respectively.
We had $250.0 million remaining under our Securities Repurchase Program as of December 31, 2020. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
Shares outstanding
We currently have 175,000,000 registered shares authorized of which 150,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 are designated as preferred shares with a par value of $0.01.
As of December 31, 2020, we had 58,093,147 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.

15.     Related party transactions
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the terms and conditions set forth under a revised master agreement which was effective as from January 1, 2018 (the "Revised Master Agreement").
The Revised Master Agreement may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with the provisions of the Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours. We expect that any additional vessels that we may acquire in the future will also be managed under the Revised Master Agreement or on substantially similar terms.
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the consolidated statements of income or loss and balance sheets are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019	2018
Pool revenue(1)
Scorpio MR Pool Limited	$340,937	$261,727	$225,181
Scorpio LR2 Pool Limited	369,476	260,893	188,890
Scorpio Handymax Tanker Pool Limited	105,355	103,150	82,782
Scorpio LR1 Pool Limited	87,028	66,009	46,823
Voyage revenue(2)	2,334	—	—
Voyage expenses(3)	(3,507)	(2,414)	(1,290)
Vessel operating costs(4)	(33,896)	(31,732)	(34,272)
Administrative expenses(5)	(13,876)	(12,975)	(12,475)

(1)These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related parties. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party vessels. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.
(2)These transactions relate to revenue earned in the spot market on voyages chartered through SSH, a related party affiliate.
(3)Related party expenditures included within voyage expenses in the consolidated statements of income or loss consist of the following:
•Expenses due to SCM, a related party, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1/Panamax and LR2/Aframax vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture.  These expenses are included in voyage expenses in the consolidated statements of income or loss. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.
•Bunkers of $3.6 million were purchased from a related party bunker provider (who was engaged in the procurement of bunkers on our behalf) during the year ended December 31, 2020. These bunkers were purchased when our vessels were operating in the spot market, outside of the Scorpio Pools. Approximately $2.9 million of these purchases were consumed during the spot market voyages, and the remaining unconsumed portion was considered a working capital contribution to the pool (see below for a description on the accounting for working capital contributions to the Scorpio Pools) when the vessels re-joined the pools. Bunkers of $0.8 million were purchased from this provider during the year ended December 31, 2019, of which, $0.3 million were consumed during the period.
•Voyage expenses of $4,925, $4,357 and $25,747 charged by a related party port agent during the years ended December 31, 2020, 2019 and 2018 respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.
(4)Related party expenditures included within vessel operating costs in the consolidated statements of income or loss consist of the following:
•Technical management fees of $31.9 million, $30.0 million, and $30.1 million charged by SSM, a related party, during the years ended December 31, 2020, 2019 and 2018 respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $146.0 million, $138.9 million, and $125.8 million during the years ended December 31, 2020, 2019 and 2018 respectively. SSM's annual technical management fee is a fixed fee of $175,000 per vessel plus certain itemized expenses pursuant to the technical management agreement.
•Insurance related expenses of $2.6 million incurred through a related party insurance broker during the year ended December 31, 2018. The amounts recorded reflect the amortization of the policy premiums, which are paid directly to the broker, who then remits the premiums to the underwriters. In 2016, an Executive Officer of the Company acquired a minority interest, which in 2018 increased to a majority interest, in an insurance broker which arranges hull and machinery and war risk insurance for certain of our owned and leased vessels. This broker has arranged such policies for the Company since 2010 and the extent of the coverage and the manner in which the policies are priced did not change as a result of this transaction. In September 2018, the Executive Officer disposed of their interest in the insurance broker in its entirety to an unaffiliated third party.
•Vessel operating expenses of $2.0 million, $1.7 million and $1.6 million charged by a related party port agent during the years ended December 31, 2020, 2019 and 2018, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.
(5)We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. The services provided to us by SSH may be sub-contracted to other entities within Scorpio. The expenses incurred under this agreement were recorded in general and administrative expenses in the consolidated statement of income or loss and were as follows:
•The expense for the year ended December 31, 2020 of $13.9 million included (i) administrative fees of $12.6 million charged by SSH, (ii) restricted stock amortization of $1.2 million, which relates to the issuance of an aggregate of 315,950 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $19,772 to SSH and $45,539 to SCM.
•The expense for the year ended December 31, 2019 of $13.0 million included (i) administrative fees of $11.4 million charged by SSH, (ii) restricted stock amortization of $1.1 million, which relates to the issuance of an aggregate of 221,900 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $0.2 million to SSH and $0.2 million to SCM.
•The expense for the year ended December 31, 2018 of $12.5 million included (i) administrative fees of $11.1 million charged by SSH, (ii) restricted stock amortization of $1.3 million, which relates to the issuance of an aggregate of 114,400 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $46,535.

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2020	2019
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$26,413	$74,412
Accounts receivable and prepaid expenses (SSM) (2)	4,259	1,624
Other assets (pool working capital contributions) (3)	73,161	49,094
Liabilities:
Accounts payable and accrued expenses (owed to the Scorpio Pools)	945	3,717
Accounts payable and accrued expenses (SSM)	935	2,667
Accounts payable and accrued expenses (SSH)	404	353
Accounts payable and accrued expenses (related party port agent)	355	361
Accounts payable and accrued expenses (SCM)	58	14

(1)Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of December 31, 2020 and 2019 include $1.1 million and $24.3 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:
•For vessels in the Scorpio LR2 Pool, Scorpio LR1 Pool, Scorpio MR Pool and Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or lease financed vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets. The Scorpio MR Pool Limited amended the terms of the pool agreement with its participants during 2020. Prior to 2020, working capital contributions are repaid, without interest, when such vessel has earned sufficient net revenues to cover the value of such working capital contributed. Accordingly, we classified $23.6 million of working capital as current (within accounts receivable) at December 31, 2019.
•For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.
(2)    Accounts receivable and prepaid expenses from SSM primarily relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.
(3)     Represents the non-current portion of working capital receivables as described above.
Fees paid to SSH for arranging vessel purchases and sales prior to September 29, 2016 were capitalized as part of the carrying value of the related vessel for a vessel purchase and are included as part of the gain or loss on sale for a vessel disposal.
•During the years ended December 31, 2020 and 2019, no fees were paid to SSH for the sale or purchase of vessels.
•During the year ended December 31, 2018, we paid SSH an aggregate fee of $0.7 million in connection with the purchase and delivery of STI Esles II and STI Jardins. The agreements to acquire the aforementioned vessels were entered into prior to the September 29, 2016 amendments to the Administrative Services Agreement.
 Follow-on Offerings of Common Shares
In October 2018, we closed on the sale of 18.2 million newly issued shares of our common stock in an underwritten public offering at an offering price of $18.50 per share. We received aggregate net proceeds of $319.6 million after deducting underwriters' discounts and offering expenses. Of the 18.2 million common shares issued, 5.4 million and 0.54 million shares were issued to Eneti, a related party, and SSH at the offering price.

Private Placement
In September 2019, we closed on a private placement with SSH for $15.0 million, in exchange for an aggregate of 517,241 of our common shares at $29.00 per share, as described in Note 14.
Other agreements
Starting in October 2019, we provided guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers. No amounts were paid to this provider under these guarantees during the year ended December 31, 2020. The maximum amount under these guarantees was $16.0 million in aggregate as of December 31, 2020.
 Key management remuneration
The table below shows key management remuneration for the years ended December 31, 2020, 2019 and 2018:

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019	2018
Short-term employee benefits (salaries)	$10,989	$10,821	$5,436
Share-based compensation (1)	22,217	21,712	20,316
Total	$33,206	$32,533	$25,752

(1)Represents the amortization of restricted stock issued under our 2013 Equity Incentive Plan as described in Note 14.
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

16.     Vessel revenue
During the years ended December 31, 2019 and 2018, we had three and five vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater), respectively. There were no vessels that earned revenue through long-term time-charter contracts during the year ended December 31, 2020. The remaining vessels earned revenue from the Scorpio Pools or in the spot market. The following table sets forth our revenue, by employment type, for these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019	2018
Pool revenue	$902,796	$691,886	$543,784
Time charter revenue	—	2,551	34,015
Voyage revenue (spot market)	13,096	9,888	7,248

	$915,892	$704,325	$585,047

IFRS 16 Lease Revenue
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
These components will be accounted for as follows:
•All fixed lease revenue earned under these time charter-out arrangements is recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.
•The non-lease component is accounted for as services revenue under IFRS 15. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
The following table summarizes the lease and non-lease components of revenue from time charter-out and pool revenue during the years ended December 31, 2020, 2019 and 2018. These figures are not readily quantifiable as the Company's contracts (with the Scorpio pools or under time charter-out arrangements) do not separate these components. The Company does not view its pool and time charter-out revenue as two separate streams of revenue. Nevertheless, we have estimated these amounts by reference to (i) third party, published time charter rates for the lease component, and (ii) an approximation of the fair market value of vessel operating expenses for the non-lease component.

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019	2018
Lease component of revenue from time charter-out and pool revenue	$548,988	$428,781	$296,151
Non-lease component of revenue from time charter-out and pool revenue	353,808	265,656	281,648
	$902,796	$694,437	$577,799
The following table summarizes the terms of our time chartered-out vessels that were in place during the years ended December 31, 2020 and 2019.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration	Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	March-19	$18,000
2	STI Poplar	2014	Handymax	January-16	February-19	$18,000
3	STI Rose	2015	LR2	February-16	February-19	$28,000
Payments received include payments for the non-lease elements in these time chartered-out arrangements.

17.     Crewing costs
The following table sets forth the components of our crew expenses, including crew benefits, during the years ended December 31, 2020, 2019 and 2018, respectively.

	For the year ended December 31,
In thousands of US dollars	2020	2019	2018
Short term crew benefits (i.e. wages, victualing, insurance)	173,912	155,958	150,743
Other crewing related costs	24,375	20,728	19,534

	$198,287	$176,686	$170,277
There are no material post-employment benefits for our crew.

18.     General and administrative expenses
General and administrative expenses primarily represent employee benefit expenses, professional fees and administrative fees payable to SSH under our administrative services agreement (as described in Note 15).
Employee benefit expenses (excluding crew) consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019	2018
Short term employee benefits (salaries)	$18,099	$16,776	$9,605
Share based compensation (see Note 14)	28,506	27,421	25,547
	$46,605	$44,197	$35,152
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.

19.     Financial expenses
The following table sets forth the components of our financial expenses for the years ended December 31, 2020, 2019 and 2018:

	For the year ended December 31,
In thousands of U.S. dollars	2020	2019	2018
Interest expense on debt (including all lease financing arrangements) (1)	$132,423	$162,738	$145,871
Accretion of convertible notes (as described in Note 12)	8,413	11,375	13,225
Amortization of deferred financing fees	6,657	7,041	10,541
Loss on extinguishment of debt and write-off of deferred financing fees (2)	4,056	1,466	13,212
Accretion of premiums and discounts on assumed debt(3)	3,422	3,615	3,779
Total financial expenses	$154,971	$186,235	$186,628

(1)     The decrease in interest expense is primarily attributable to lower LIBOR rates. As a result of the COVID-19 pandemic, LIBOR rates decreased significantly during the year ended December 31, 2020. Additionally, we were able to lower the weighted average margin on our variable rate debt through various refinancing initiatives commencing in the fourth quarter of 2019 and throughout 2020. The combination resulted in lower interest expense for the year ended December 31, 2020 compared to December 31, 2019 despite the increase in the average carrying value of our debt to $3.13 billion from $2.91 billion as of December 31, 2020 and 2019, respectively.
The increase in interest expense during the year ended December 31, 2019 was result of the increase in the average carrying value of our debt balance, from $2.81 billion during the year ended December 31, 2018 to $2.91 billion during the year ended December 31, 2019, partially offset by the decrease in LIBOR during the year ended December 31, 2019 as compared to the year ended December 31, 2018. The increase in the average carrying value of our debt balance was primarily due to the Trafigura Transaction and the assumption of $531.5 million of obligations under leasing arrangements (which closed in September 2019 and thus did not impact the entire year ended December 31, 2019) combined with our scrubber financings.
    Interest payable during those periods was offset by interest capitalized of $1.4 million, $2.8 million and $0.2 million, during the years ended December 31, 2020, 2019 and 2018 respectively.
(2)     The loss on extinguishment of debt and write-off of deferred financing fees during the year ended December 31, 2020 include (i) $2.7 million of write-offs of deferred financing fees related to the refinancing of existing indebtedness on certain vessels, (ii) $2.0 million of cash prepayment fees, primarily from the CSSC Lease Financing (as described in Note 12), offset by (iii) $0.7 million of write-offs of the premium and discounts related to the refinancing of existing indebtedness on certain vessels. The loss on extinguishment of debt and write-off of deferred financing fees during the year ended December 31, 2019 includes write-offs of deferred financing fees of (i) $1.2 million related to the refinancing of existing indebtedness on certain vessels, and (ii) $0.3 million related to the redemption of the Senior Notes due 2019 (as described in Note 12). The loss on extinguishment of debt and deferred financing fees write-off during the year ended December 31, 2018 includes write-offs of deferred financing fees of (i) $1.2 million related to the exchange of our Convertible Notes due 2019 in May and July 2018 (as described in Note 12) and (ii) $12.0 million related to the refinancing of the existing indebtedness on certain vessels.
(3)     The accretion of premiums and discounts represent the accretion or amortization of the fair value adjustments relating to the indebtedness assumed as part of the 2017 acquisition of Navig8 Product Tankers Inc.

20.     Tax
Scorpio Tankers Inc. and its vessel-owning or leasing subsidiaries are incorporated in either the Republic of the Marshall Islands or in Singapore. We are not subject to Marshall Islands’ income tax in accordance with the income tax laws of the Marshall Islands and we are eligible for tax exemptions in accordance with the income tax laws of Singapore. Based upon review of applicable laws and regulations, and after consultation with counsel, we do not believe we are subject to material income taxes in any jurisdiction, including the United States of America. Therefore, we did not have any income tax charges, benefits, or balances as of or for the periods ended December 31, 2020, 2019 and 2018.

21.     Earnings / (loss) per share
The calculation of both basic and diluted loss per share is based on net loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
In thousands of U.S. dollars except for share data	2020	2019	2018
Net income / (loss) attributable to equity holders of the parent - basic	$94,124	$(48,490)	$(190,071)
Convertible notes interest expense	—	—	—
Convertible notes deferred financing amortization	—	—	—
Net income / (loss) attributable to equity holders of the parent - diluted	$94,124	$(48,490)	$(190,071)

Basic weighted average number of shares	54,665,898	49,857,998	34,824,311
Effect of dilutive potential basic shares:
Restricted stock	1,726,413	—	—
Convertible notes	—	—	—
	1,726,413	—	—
Diluted weighted average number of shares	56,392,311	49,857,998	34,824,311

Earnings / (Loss) Per Share:
Basic	$1.72	$(0.97)	$(5.46)
Diluted	$1.67	$(0.97)	$(5.46)

During the year ended December 31, 2020, the inclusion of potentially dilutive shares relating to our Convertible Notes due 2022 (representing an aggregate of 4,004,702 shares of common stock) were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.
During the years ended December 31, 2019 and 2018, we incurred net losses and as a result, the inclusion of potentially dilutive shares relating to unvested shares of restricted stock and our Convertible Notes due 2019 and Convertible Notes due 2022 were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.  Accordingly, interest expense, deferred financing amortization and the potentially dilutive securities relating to the conversion of the Convertible Notes due 2019 and Convertible Notes due 2022 (representing 5,238,105, and 6,613,733 shares of common stock for the years ended December 31, 2019 and 2018, respectively) along with the potentially dilutive impact of 3,561,742 and 3,359,887 unvested shares of restricted stock were excluded from the computation of diluted earnings per share for the years ended December 31, 2019 and 2018, respectively.
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
The fair values and carrying values of our financial instruments at December 31, 2020 and 2019, respectively, are shown in the table below.

Categories of Financial Instruments

	As of December 31, 2020		As of December 31, 2019
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$187,511	$187,511	$202,303	$202,303
Restricted cash (2)	5,293	5,293	12,293	12,293
Accounts receivable (3)	33,017	33,017	78,174	78,174
Investment in BWTS (4)	1,751	1,751	1,751	1,751
Working capital contributions to Scorpio Pools (5)	73,161	73,161	49,094	49,094
Seller's credit on sale leaseback vessels (6)	10,192	10,192	9,624	9,624

Financial liabilities
Accounts payable (7)	$12,863	$12,863	$23,122	$23,122
Accrued expenses (7)	32,193	32,193	41,452	41,452
Secured bank loans (8)	976,505	976,505	1,001,087	1,001,087
Sale and leaseback liability (9)	1,290,390	1,271,449	1,317,709	1,317,709
IFRS 16 - lease liability (10)	634,707	632,473	571,748	569,974
Senior Notes Due 2020 (11)	—	—	54,562	53,750
Senior Notes Due 2025 (11)	28,774	28,100	—	—
Convertible Notes due 2022 (12)	145,647	151,229	250,305	203,500
(1)     Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.
(2)     Restricted cash are considered Level 1 items due to the liquid nature of these assets.
(3)     We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.
(4)    We consider the value of our minority interest in our BWTS supplier (as described in Note 8) to be a Level 3 fair value measurement, as this supplier is a private company and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised the put option set forth in the agreement in full). Moreover, we consider that its carrying value approximates fair value given that the value of this investment is contractually limited to the strike prices set forth in the put and call options prescribed in the agreement and the difference between the two prices is not significant. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options is $0.6 million.
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

(8)     The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $12.3 million and $8.8 million of unamortized deferred financing fees as of December 31, 2020 and 2019, respectively.
(9)    The carrying value of our obligations due under sale and leaseback arrangements are measured at amortized cost using the effective interest method. With the exception of three fixed rate sale and leaseback arrangements, we consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. The fair value of leases with fixed payments are measured at the net discounted value of the remaining minimum lease payments using our incremental borrowing rate at December 31, 2020. Accordingly, we consider their fair value to be a Level 2 measurement. The incremental borrowing rate did not materially differ from the implicit interest rate in these leases as of December 31, 2019. These amounts are shown net of $8.7 million and $7.8 million of unamortized deferred financing fees as of December 31, 2020 and 2019, respectively.
(10)    The carrying value of our lease obligations that are being accounted for under IFRS 16 are measured at present value of the minimum lease payments under each contract. These leases are mainly comprised of the leases acquired as part of the Trafigura Transaction. We consider that their carrying value approximates fair value because the interest rates on these leases change with, or approximate, market interest rates and the credit risk of the Company has remained stable. The fair value of leases with fixed payments are measured at the net discounted value of the remaining minimum lease payments using our incremental borrowing rate at December 31, 2020 and 2019. Accordingly, we consider their fair value to be a Level 2 measurement.
(11)    The carrying value of our Senior Notes Due 2025 and 2020 are measured at amortized cost using the effective interest method. The carrying values shown in the table are the face value of the notes. The Senior Notes due 2025 are shown net of $1.4 million of unamortized deferred financing fees on our consolidated balance sheet as of December 31, 2020. The Senior Notes due 2020 are shown net of $0.5 million of unamortized deferred financing fees, respectively, on our consolidated balance sheet as of December 31, 2019. Our Senior Notes Due 2025 are quoted on the NYSE under the symbol 'SBBA'. We consider its fair value to be Level 1 measurement due to its quotation on an active exchange.
(12)    The carrying values of our Convertible Notes due 2022 shown in the table above are their face value. The liability component of the Convertible Notes due 2022 has been recorded within Long-term debt on the consolidated balance sheet as of December 31, 2020. The equity component of the Convertible Notes due 2022 has been recorded within Additional paid-in capital on the consolidated balance sheet as of December 31, 2020. This instrument is quoted in inactive markets and is valued based on quoted prices on the recent trading activity. Accordingly, we consider its fair value to be a Level 2 measurement.
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
Spot market rate risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $46.2 million, $41.7 million and $43.7 million for the years ended December 31, 2020, 2019 and 2018, respectively.
Interest rate risk
The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date.

If interest rates had been 1% higher/lower and all other variables were held constant, our net loss for the year ended December 31, 2020 would have decreased/increased by $26.7 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities, lease financing arrangements and leases being accounted for under IFRS 16 as described in Notes 6 and 12.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2019 would have decreased/increased by $23.1 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities, lease financing arrangements and leases being accounted for under IFRS 16 as described in Notes 6 and 12.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2018 would have decreased/increased by $22.8 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities and lease financing arrangements that were in place during that year.
Credit risk
Credit risk is the potential exposure of loss in the event of non-performance by customers and derivative instrument counterparties.
We only place cash deposits with major banks covered with strong and acceptable credit ratings.
Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial manager. We did not experience any credit losses on our accounts receivables portfolio in the years ended December 31, 2020, 2019 and 2018.
The carrying amount of financial assets recognized on our consolidated financial statements represents the maximum exposure to credit risk without taking into account the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2020, 2019 and 2018.
We monitor exposure to credit risk, and believe that there is no substantial credit risk arising from counterparties.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows. Liquidity risks can manifest themselves when economic conditions deteriorate or when we have significant maturities of our financial instruments.
Financing risks
The financing for one vessel under our KEXIM Credit Facility, two vessels under our ING Credit Facility, and two vessels under our 2018 NIBC Credit Facility were scheduled to mature within 2021, but have since been refinanced. These refinancings are described in Note 23. Additionally, the financing for one vessel under our CITI / K-Sure Credit Facility is scheduled to mature in March 2022. While we believe our current financial position is adequate to address the maturity of this instrument, a deterioration in economic conditions could cause us to pursue other means to raise liquidity, such as through the sale of vessels, to meet this obligation.
Economic conditions and COVID-19 risks
Since the beginning of calendar year 2020, the outbreak of COVID-19 has spread throughout the world and has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and volatility in the global financial and commodities markets (including oil).
Initially, the onset of the COVID-19 pandemic resulted in a sharp reduction of economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities opened up, which resulted in record increases in spot TCE rates during the second quarter of 2020. These market dynamics led to a build-up of global oil and refined petroleum product inventories. In June 2020, the underlying oil markets stabilized and global economies began to recover, albeit at a slow pace. These conditions led to the gradual unwinding of excess inventories and thus a reduction in spot TCE rates. Spot TCE rates have remained subdued ever since, as the continuation of the unwinding of inventories, coupled with tepid demand for oil, have had an adverse impact on the demand for our vessels.

We expect that the COVID-19 pandemic will continue to cause volatility in the commodities markets. The scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition in 2021 and 2022. We currently project that we will have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations, obligations under sale and leaseback arrangements, commitments under other leasing arrangements, and commitments under our scrubber and BWTS contracts) for a period of at least twelve months from the date of approval of these consolidated financial statements.
Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
A protracted extension of the adverse market conditions brought on by the COVID-19 pandemic could cause us to breach the covenants under our financing arrangements and could have a material adverse effect on our business, results of operations, cash flows and financial condition. These circumstances could cause us to seek covenant waivers from our lenders and to pursue other means to raise liquidity, such as through the sale of vessels or in the capital markets, to meet our obligations.
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

	As of December 31,
In thousands of U.S. dollars	2020	2019
Less than 1 month	$34,615	$31,501
1-3 months	109,849	93,139
3 months to 1 year	328,880	462,365
1-3 years	1,158,802	1,187,553
3-5 years	969,016	919,044
5+ years	942,670	1,114,328
Total	$3,543,832	$3,807,930
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
23.     Subsequent events
At the Market Offering Program
In January 2021, we entered into a note distribution agreement, or the Distribution Agreement, with B. Riley Securities, Inc., as sales agent, or the Agent, under which we may offer and sell, from time to time, up to an additional $75.0 million aggregate principal amount of our 7.00% Senior Notes due 2025, or the Additional Notes.

Any Additional Notes sold will be issued under that certain indenture pursuant to which we previously issued $28.1 million aggregate principal amount of 7.00% Senior Notes due 2025 or the Senior Notes due 2025, on May 29, 2020 or the Initial Notes. The Additional Notes will have the same terms as the Initial Notes (other than date of issuance), form a single series of debt securities with the Initial Notes and have the same CUSIP number and be fungible with, the Initial Notes immediately upon issuance, including for purposes of notices, consents, waivers, amendments and any other action permitted under the aforementioned indenture. The Senior Notes due 2025 are listed on the NYSE under the symbol “SBBA.”
Sales of the Additional Notes may be made over a period of time, and from time to time, through the Agent, in transactions involving an offering of the Senior Notes due 2025 into the existing trading market at prevailing market prices. Since its inception, we have issued $13.6 million aggregate principal amount of Senior Notes due 2025 under the program, resulting in $13.3 million in aggregate net proceeds (net of underwriters commissions and expenses).
Declaration of Dividend
On February 17, 2021, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on March 15, 2021 to all shareholders of record as of March 2, 2021.
Convertible Notes due 2022
On March 2, 2021, the conversion rate of the 3.00% Convertible Notes due 2022, or the Convertible Notes due 2022, was adjusted to reflect the payment of a cash dividend on March 15, 2021 to all shareholders of record as of March 2, 2021. The new conversion rate for the Convertible Notes due 2022 is 26.6617 of the Company's common shares representing an increase of the prior conversion rate of 0.1806 for each $1,000 principal amount of the Convertible Notes due 2022.
Drawdowns from existing facilities
In January 2021, we executed an agreement to extend the availability period for future drawdowns on our BNPP Sinosure Credit Facility to June 15, 2022 from March 15, 2021. In March 2021, we drew down $1.9 million from our BNPP Sinosure Credit Facility to partially finance the purchase and installation of a scrubber on a MR product tanker.
In January 2021, we drew down $10.0 million from our China Huarong Lease Financing to partially finance the purchase and installations of scrubbers on five MR product tankers.
In January 2021, we drew down $2.1 million from our ING Credit Facility to partially finance the purchase and installations of scrubbers on two LR2 product tankers.
In January 2021, we drew down an aggregate of $11.4 million, which consisted of (i) $3.8 million under the BCFL Lease Financing (LR2s); (ii) $5.8 million under the BCFL Lease Financing (MRs) and (iii) $1.9 million under the $116.0 Million Lease Financing to partially finance the purchase and installations of scrubbers on six product tankers.
2021 AVIC Lease Financing
In February 2021, we closed on the sale and leaseback of two vessels (STI Memphis and STI Soho) with AVIC International Leasing Co., Ltd. for aggregate proceeds of $44.2 million (the “2021 AVIC Lease Financing”). We repaid the outstanding indebtedness of $30.0 million related to these vessels on the 2018 NIBC Credit Facility as part of these transactions. In March 2021, we closed on the sale and leaseback of two additional vessels (STI Lombard and STI Osceola) under the 2021 AVIC Lease Financing for aggregate proceeds of $53.1 million. We repaid the outstanding indebtedness of $29.6 million related to these vessels on the ING Credit Facility as part of these transactions.
Under the 2021 AVIC Lease Financing, each vessel is subject to a nine-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.45% per annum and are scheduled to be repaid in equal aggregate quarterly repayments of approximately $1.8 million. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase obligation upon the expiration of each agreement. Additionally, we are required to deposit with the lessor 1% of the borrowing amount, or $1.0 million in aggregate.
Our 2021 AVIC Lease Financing includes financial covenants that require us to maintain:
•Net debt to total capitalization shall not equal or exceed 70%.
•Net worth shall always exceed $650.0 million.
•The aggregate of the fair market value of the vessels provided as collateral under the lease financing shall at all times be no less than 115% of the then aggregate outstanding principal amount on or before the third anniversary date of the delivery of the vessel and 120% thereafter.
2021 $21.0 Million Credit Facility

In February 2021, we drew down $21.0 million on a term loan facility with a European financial institution (the "2021 $21.0 Million Credit Facility"). The proceeds of this loan facility were used to refinance the outstanding debt on an LR2 product tanker, STI Madison, that was previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $15.9 million related to this vessel on the KEXIM Credit Facility in January 2021 upon its maturity. The loan facility has a final maturity of December 2022, bears interest at LIBOR plus a margin of 2.65% per annum, and is scheduled to be repaid in equal quarterly installments of approximately $0.6 million, with a balloon payment due upon maturity.
Our 2021 $21.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of not less than $1.0 billion plus (i) 25% of the positive consolidated net income for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issues occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans under the credit facility.
2021 CMBFL Lease Financing
In March 2021, we received a commitment to sell and leaseback four Handymax vessels (STI Comandante, STI Brixton, STI Pimlico and STI Finchley) and one MR vessel (STI Westminster) from CMB Financial Leasing Co. Ltd, or CMBFL (the "2021 CMBFL Lease Financing"). The borrowing amount under the arrangement will be up to $79.1 million in aggregate. In March 2021, we closed on the sale and leaseback of the four aforementioned Handymax vessels under the 2021 CMBFL Lease Financing for aggregate proceeds of $58.8 million. We repaid the outstanding indebtedness of $46.7 million related to these vessels on the ING Credit Facility as part of these transactions. The agreement for the sale and leaseback of the remaining vessel was executed in March 2021 and is expected to close in April 2021.
Under the 2021 CMBFL Lease Financing, each vessel is subject to a seven-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.25% per annum for the Handymax vessels and 3.20% for the MR vessel. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the third anniversary date from the delivery date of the respective vessel, with a purchase option for each vessel upon the expiration of each agreement.
Our 2021 CMBFL Lease Financing includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.60 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after January 1, 2016 and (ii) 50% of the net proceeds of new equity issuances occurring on or after January 1, 2016.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The fair market value of each vessel leased under the facility shall at all times be no less than 120% of the outstanding balance for such vessel.
2021 TSFL Lease Financing
In March 2021, we closed on the sale and leaseback of three MR vessels (STI Black Hawk, STI Notting Hill and STI Pontiac) with Taiping & Sinopec Financial Leasing Co., Ltd. for aggregate proceeds of $57.7 million (the "2021 TSFL Lease Financing"). We repaid the outstanding indebtedness of $40.7 million related to these vessels on the ING Credit Facility as part of these transactions.
Under the 2021 TSFL Lease Financing, each vessel is subject to a seven-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.2% per annum and are scheduled to be repaid in equal quarterly principal installments of approximately $0.4 million per vessel. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase option for each vessel upon the expiration of each agreement.
Our 2021 TSFL Lease Financing includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion.

•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
Exhaust Gas Cleaning System (Scrubber) agreement
In February 2021, we amended an agreement with respect to the purchase of scrubbers on 19 of our vessels to extend the availability period to purchase these scrubbers. The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers (under the amended agreement) and BWTS.

Amounts in thousands of US dollars	March 30, 2021
Less than 1 month	$154
1-3 months	5,417
3 months to 1 year	6,936
1-5 years	17,884
5+ years	—
Total	$30,391

Legal claim
In March 2021, we received notice of a lawsuit alleging the delivery of cargo, valued at $13.6 million, to the incorrect receiver. While we are indemnified by the charterer for this claim, we cannot be certain of the ultimate outcome of this matter, and hence the net impact on our financial results, if any, cannot be reasonably estimated.
March 2021 Exchange Offer and New Issuance of Convertible Notes
In March 2021, we completed the exchange of approximately $62.1 million in aggregate principal amount of Convertible Notes due 2022 for approximately $62.1 million in aggregate principal amount of new 3.00% Convertible Notes due 2025, or the Convertible Notes due 2025, pursuant to separate, privately negotiated, agreements with certain holders of the Convertible Notes due 2022, which we refer to as the March 2021 Exchange Offer. Simultaneously with the March 2021 Exchange Offer, we issued and sold $76.1 million in aggregate principal amount of Convertible Notes due 2025 pursuant to separate, privately negotiated, agreements with certain investors in a private offering, which we refer to as the March 2021 Convertible Notes Offering.
The Convertible Notes due 2025 are our senior, unsecured obligations and bear interest at a rate of 3.00% per year. Interest is payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2021. The Convertible Notes due 2025 will mature on May 15, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms.
The conversion rate of the Convertible Notes due 2025 is initially 26.6617 common shares per $1,000 principal amount of Convertible Notes due 2025 (equivalent to an initial conversion price of approximately $37.507 per common share), and is subject to adjustment upon the occurrence of certain events as set forth in the indenture governing the Convertible Notes due 2025 (such as the payment of dividends).
Commencing on the issue date of the Convertible Notes due 2025, principal will accrete on the principal amount, compounded semi-annually, at a rate equal to 5.5202% per annum, which principal amount, together with any accretions thereon, is the “Accreted Principal Amount”. The Accreted Principal Amount at maturity will equal 125.4% of par, which together with the 3.00% interest rate, compounds to a yield-to-maturity of 8.25%.
The Convertible Notes due 2025 are freely convertible at the option of the holder and prior to the close of business on the 5th business day immediately preceding the maturity date. Upon conversion of the Convertible Notes due 2025, holders will receive shares of our common stock.
We may, subject to certain exceptions, redeem the Convertible Notes due 2025 for cash, if at any time the per share volume-weighted average price of our common shares equals or exceeds 125.4% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the applicable redemption date; and (ii) the trading day immediately before such date of the redemption notice.

The Convertible Notes due 2025 require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change (as defined in the indenture), holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the Accreted Principal Amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
As of the date of this annual report, we have outstanding $138.2 million in aggregate principal amount of Convertible Notes due 2025.