Form 20-F
period 2021-12-31
Scorpio Tankers Inc.
filed 2022-03-23
CIK 1483934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

As of December 31, 2021 there were 58,369,516 outstanding shares of common stock, par value $0.01 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☒	No ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP
X	International Financial Reporting Standards as issued by the International Accounting Standards Board
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
•our business strategy and other plans and objectives for growth and future operations, including planned and unplanned capital expenditures;
•our ability to successfully employ our vessels;
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
•general domestic and international political conditions, including the impact of conflict in Ukraine;
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
•our ability to successfully identify, consummate, integrate, and realize the expected benefits from acquisitions;
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
A. [Reserved]
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
•Declines in charter rates and other market deterioration have caused, and could cause, us to incur impairment charges.
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
The factors that influence demand for tanker capacity include:
•supply of and demand for energy resources and oil and petroleum products;
•changes in the consumption of oil and petroleum products due to availability of new, alternative energy sources or changes in the price of oil and petroleum products relative to other energy sources or other factors making consumption of oil and petroleum products less attractive;
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
•business disruptions, including supply chain issues, due to natural or other disasters, or otherwise;
•developments in international trade, including those relating to the imposition of tariffs;
•competition from alternative sources of energy; and
•international sanctions, embargoes, import and export restrictions, nationalizations and wars.
The factors that influence the supply of tanker capacity include:
•supply of and demand for energy resources and oil and petroleum products;
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
As of March 18, 2022, all of our vessels were employed in either the spot market or in spot market-oriented tanker pools such as the SLR2P, SLR1P, SMRP or SHTP, which we refer to collectively as the Scorpio Pools and which are managed by companies that are members of the Scorpio group of companies, or Scorpio, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
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
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. According to Drewry Shipping Consultants Ltd., or Drewry, as of January 31, 2022, the newbuilding order book, which extends to 2024 and beyond, equaled approximately 6.9% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.
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
Fuel, or bunkers, is typically the largest expense in our shipping operations for our vessels and changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the recent conflict between Russia and Ukraine, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.
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
A shift in or disruption of the consumer demand from oil towards other energy resources such as electricity, natural gas, liquefied natural gas or hydrogen will potentially affect the demand for our product tankers. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
Our business and profitability are affected by the overall level of demand for our vessels, which in turn is affected by trends in global economic conditions. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. In the past, declines in global economic activity significantly reduced the level of demand for our vessels. The world economy continues to face a number of challenges and an extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Since the beginning of calendar year 2020, the COVID-19 pandemic has resulted in numerous actions by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines, and other emergency public health measures, including lockdown measures. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets which has reduced the global demand for oil and refined petroleum products. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. We expect that the impact of the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets. The scale and duration of the impact of these factors remain unknown but could have a material impact on our earnings, cash flow and financial condition for 2022.

Also, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants, including equity and debt investors, and some have been unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise. These risks factors, overall, may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.
Continued economic slowdown in the Asia Pacific region may exacerbate the effect on us of the recent slowdown in the rest of the world. For example, following the emergence of the COVID-19 pandemic, China experienced reduced industrial activity with temporary closures of factories and other facilities, labor shortages and restrictions on travel. The International Monetary Fund has warned that continuing geopolitical tensions between the United States and China could derail recovery from the impacts of COVID-19. Although the United States and China signed a trade agreement in early 2020, there is no assurance that the Chinese economy will not experience a significant contraction in the future. As such, our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.
In addition, President Xi Jinping committed his country to achieving carbon neutrality by 2060 at the UN General Assembly despite that carbon emissions are currently a prominent part of China’s economic and industrial structure as it relies heavily on nonrenewable energy sources, generally lacks energy efficiency, and has a rapidly growing energy demand. The method by which China attempts to achieve carbon neutrality by 2060, and any attendant reduction in the demand for oil, petroleum and related products, could have a material adverse effect on our business, cash flows and results of operations.
We are exposed to volatility in the London Interbank Offered Rate, which can result in higher than market interest rates and charges against our income.
Interest in most financing agreements in our industry has been based on published rates for LIBOR, which has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.
In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates. The impact of such a transition from LIBOR to SOFR or another alternative reference rate could be significant for us.
In order to manage our exposure to interest rate fluctuations under LIBOR, SOFR or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR.
Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates, and SOFR over time may bear little or no relation to the historical indicative data. Additionally, our credit facilities may include a credit adjustment on SOFR due to LIBOR representing an unsecured lending rate while SOFR represents a secured lending rate. The possible volatility of and uncertainty around SOFR as a LIBOR replacement rate and the applicable credit adjustment could result in higher borrowing costs for us, which may adversely affect our liquidity, financial condition, and results of operations.

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
    115 of the 124 vessels in our owned, lease financed or bareboat chartered-in fleet currently have ballast water treatment systems installed.  Additionally, sixteen vessels are under contract to have ballast water treatment systems installed.   All vessels will be required to have ballast water treatment systems installed by the third quarter of 2023. We cannot be assured that these systems will be approved by the regulatory bodies of every jurisdiction in which we may wish to conduct our business. Accordingly, we may have to make additional investments in these vessels and substantial investments in the remaining vessels in our fleet that do not carry any such equipment. The investment in ballast water treatment systems could have an adverse material impact on our business, financial condition, and results of operations depending on the ability to install effective ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance, the U.S. Coast Guard must develop corresponding implementation, compliance, and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
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

We have entered into agreements with third parties to purchase and install Exhaust Gas Cleaning Systems, known as “scrubbers”, on 98 vessels in our fleet for an estimated cost of $2.5 million per vessel, which we have financed and plan to continue to finance through new loan facilities, increases in current loan facilities, and working capital. As of March 18, 2022, we have successfully installed scrubbers on 81 of the vessels in our fleet (six of which have recently been sold).  For our vessels that have not yet been retrofitted with scrubbers, we are complying with current IMO standards by using compliant bunkers and fuels with 0.5% sulfur content.
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
Recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
Please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.
Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. The Hong Kong Convention, which is currently open for accession by IMO member states, will enter into force 24 months after the date on which 15 IMO member states, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of the date of this annual report, 17 countries have ratified or approved accession of the Hong Kong Convention but the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.
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
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. For example, the recent conflict in Ukraine has recently resulted in missile attacks on commercial vessels in the Black Sea. These hazards may result in death or injury to persons, loss of revenues or property, payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, and interference with shipping routes (such as delay or rerouting), which may reduce our revenue or increase our expenses and also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.
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
The continuing effects of the COVID-19 pandemic and other outbreaks of epidemic and pandemic diseases and governmental responses thereto could materially and adversely affect our business, financial condition, and results of operations.
Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China in late 2019 and that has spread to most nations around the globe has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. These measures resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, the effects of which continued throughout 2021. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for tanker vessels may deteriorate and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for tanker and other shipping sectors, including, among other things:
•low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•decreases in the market value of tanker vessels and limited second-hand market for the sale of vessels;
•limited financing for vessels;

•loan covenant defaults; and
•declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

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
Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. We have experienced, and may continue to experience, disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. We have had, and may continue to have, increased expenses due to days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We have incurred, and may continue to incur, additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. Delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.
The COVID-19 pandemic and measures in place against the spread of the virus have led to a highly difficult environment in which to dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity globally, and more specifically, in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel.
The ultimate extent to which the COVID-19 pandemic impacts our business, financial condition, and results of operations will depend on future developments, which are highly uncertain, difficult to predict, and subject to change, including, but not limited to, the duration, scope, severity, proliferation of variants and increase in the transmissibility of the virus, its impact on the global economy, actions taken to contain or limit the impact of COVID-19, such as the availability of an effective vaccine or treatment, geographic variation in how countries and states are handling the pandemic, how long current restrictions over travel and economic activity in many countries across the globe remain in place over the course of the pandemic, and how quickly and to what extent normal economic and operating conditions may potentially resume.
Effects of the current and any future pandemic may include, among others: deterioration of economic conditions and activity and of demand for oil and other petroleum products; operational disruptions to us (such as but not limited to, crew rotation and crew fatigue) or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance (including access to spare parts), modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; potential disruptions, delays or cancellations in the construction of new vessels, which could reduce our future growth opportunities; potential non-performance by counterparties relying on force majeure clauses and potential deterioration in the financial condition and prospects of our customers, joint venture partners or other business partners.

Political instability, terrorist or other attacks, and war or international hostilities can affect the tanker industry, which may adversely affect our business.
We conduct most of our operations outside of the United States, and our business, results of operations, cash flows and financial condition may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and North Korea, and Russia and Ukraine. Terrorist attacks, as well as the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Ukraine and the Middle East may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets.
The recent military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom. We cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has risen significantly. We cannot predict what effect the higher price of oil and petroleum products will have on demand, and it is possible that the current conflict in Ukraine could adversely affect our financial condition, results of operations, cash flows, financial position and future performance.
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
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the recent conflict between Russia and Ukraine. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Guinea off the coast of West Africa and the Gulf of Aden off the coast of Somalia.
In February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, which may, among other things, impair or prevent certain of our counterparties from performing their obligations under contracts with us or with the pools in which our vessels operate.

Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows, financial position and our ability to pay any cash distributions to our stockholders.
If our vessels call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments, it could result in monetary fines or other penalties imposed on us and may adversely affect our reputation and the market for our securities.
Although no vessels owned or operated by us called on ports located in countries or territories subject to country-wide or territory-wide sanctions and/or embargoes imposed by the U.S. government or other authorities (“Sanctioned Jurisdictions”) during 2021 in violation of applicable sanctions laws, and we intend to maintain compliance with all applicable sanctions and embargo laws and regulations, our vessels may call on ports in Sanctioned Jurisdictions in the future on charterers’ instructions and without our consent. If such activities result in a sanctions violation, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected. Although we endeavor to take precautions reasonably designed to mitigate such activities, including relevant provisions in charter agreements forbidding the use of our vessels in trade that would violate economic sanctions, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.
The sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S. administration, the EU, and/or other international bodies. In particular, the ongoing conflict in Ukraine could result in the imposition of further economic sanctions by the United States and the European Union against Russia. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, to the best of our knowledge, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.
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
The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We may face competition from companies with more modern vessels with more fuel efficient designs than our vessels, and if new tankers carriers are built that are more efficient or more flexible or have longer physical lives than the current generation vessels, competition from the current vessels and any more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. Similarly, technologically advanced vessels are needed to comply with environmental laws the investment in which along with the foregoing could have a material adverse effect on our results of operations, charter hire payments and resale value of vessels. As a result, our available cash could be adversely affected.
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
Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the recent conflicts between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact at this time.
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

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.
Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices especially as they relate to the environment health and safety, diversity, labor conditions and human rights in recent years, and have focused on the implications and social cost of their investments. The increased attention and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Failure to adapt to or comply with evolving investor, lender or other industry shareholder expectations and standards, or the perception of not responding appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may damage such a company’s reputation or stock price, resulting in direct or indirect material and adverse effects on the company’s business and financial condition.
The increase in shareholder proposals submitted on environmental matters and, in particular, climate-related proposals in recent years indicates that we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. If we do not meet these standards, our business and/or our ability to access capital could be harmed.
Additionally, certain investors and lenders may exclude oil transport companies, such as us, from their investing portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. Members of the investment community are also increasing their focus on ESG disclosures, including disclosures related to greenhouse gases and climate change in the energy industry in particular, and diversity and inclusion initiatives and governance standards among companies more generally. As a result, we may face increasing pressure regarding our ESG disclosures. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.
Moreover, from time to time, in alignment with our sustainability priorities, we may establish and publicly announce goals and commitments in respect of certain ESG items. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.
Finally, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other, non-fossil fuel markets, which could have a negative impact on our access to and costs of capital.
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
We expect to retrofit a substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers will enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. As of March 18, 2022, we have installed scrubbers on 81 vessels (six of which have recently been sold), with an additional 16 vessels expected to be retrofitted with scrubbers. The total estimated investment for these systems, including estimated installation costs is expected to be approximately $2.5 million per vessel, which we are financing through new loan facilities, increases in current loan facilities, and working capital.
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
Under time charter agreements, the charterer is responsible for voyage costs and the owner is responsible for the vessel operating costs. We currently do not have any vessels on long-term time charter-out agreements (with initial terms of one year or greater). We have 22 vessels operating under bareboat charter-in agreements and the remaining vessels in our fleet are either owned or finance leased. When our owned, finance leased vessels, or bareboat chartered-in vessels are employed in one of the Scorpio Pools, the pool is responsible for voyage expenses and we are responsible for vessel costs. As of March 18, 2022, all of our owned, finance leased vessels and bareboat chartered-in vessels were employed through the Scorpio Pools. When our vessels operate directly in the spot market, we are responsible for both voyage expenses and vessel operating costs. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Further, if our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash. Please see “We will be required to make additional capital expenditures should we determine to expand the number of vessels in our fleet and to maintain all our vessels.”
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
Declines in charter rates and other market deterioration may cause us to incur impairment charges.
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

In accordance with IFRS, we evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. For the year ended December 31, 2020, we evaluated the recoverable amount of our vessels and recognized $14.2 million of impairment charge related to certain MR vessels where the value in use calculations were below their carrying amounts. The recoverable amount of goodwill is tested in a similar manner, and our carrying value of goodwill relating to the LR1 reportable segment (which arose from the acquisition of Navig8 Product Tankers Inc. in 2017), resulted in an additional impairment charge of $2.6 million. During the year ended December 31, 2021, we did not record an impairment charge. Please see Notes 1 and 7 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.
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
The fair market values of our vessels have generally experienced high volatility. The fair market values for tankers declined significantly from historically high levels reached in 2008 and remain at relatively low levels. Such prices may fluctuate depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other tanker companies, cost of newbuildings, applicable governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market values of our vessels decline, we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders and our subsidiaries may not be able to make distributions to us. The prepayment of certain debt facilities may be necessary to cause us to maintain compliance with certain covenants in the event that the value of the vessels falls below certain levels. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet.
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
We have entered into, and may enter into in the future, various contracts, including, without limitation, charter and pooling agreements relating to the employment of our vessels, newbuilding contracts, debt facilities, and other agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic or political conditions, the condition of the maritime and offshore industries, and the overall financial condition of the counterparty.
In addition, with respect to our charter arrangements, in depressed market conditions, our charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Furthermore, it is possible that parties with whom we have charter contracts may be impacted by events in Russia and Ukraine or the resulting sanctions. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends on our common shares and interest on our debt securities and comply with covenants in our credit facilities.

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
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or as amended (the "FCPA"). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

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
Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members of the Lolli-Ghetti family which owns and controls Scorpio. Annalisa Lolli-Ghetti is the majority owner of Scorpio (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 6.1% of our outstanding common shares. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our administrator and/or commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of the date of this annual report, our commercial and technical managers provide commercial and technical management services to approximately 64 and 48 vessels respectively, other than the vessels in our fleet, that are owned, operated or managed by entities affiliated with Messrs. Lauro, and such entities may operate or acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations. In addition, certain members of Scorpio may benefit from economies of scale all of which may not be passed along to us.
Certain of our officers do not devote all of their time to our business, which may hinder our ability to operate successfully.
Our Chief Executive Officer, President, Chief Operating Officer, Vice President and Chief Financial Officer participate in business activities not associated with us, some of whom serve as members of the management teams of Eneti Inc. (NYSE: NETI) (formerly Scorpio Bulkers Inc.), or Eneti, and as a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of other companies with which they may be affiliated, including Eneti and other companies within Scorpio. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
As of December 31, 2021, we had approximately $3.14 billion in interest-bearing debt or obligations due under leasing arrangements. Borrowings under our debt facilities and lease financing arrangements require us to dedicate a part of our cash flow from operations to the payment of interest and principal on our debt. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our secured debt facilities and certain of our lease financing arrangements bear interest at variable rates. As described in Item 11 - Quantitative and Qualitative Disclosures About Market Risk, increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as seeking to raise additional capital, refinancing or restructuring our debt, selling tankers, or reducing or delaying capital investments. However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations.
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

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands pursuant to the BCA on July 1, 2009. We provide seaborne transportation of refined petroleum products worldwide. We began our operations in October 2009 with three vessels. In April 2010, we completed our initial public offering, and our common stock commenced trading on the New York Stock Exchange, or NYSE, under the symbol “STNG.” We have since expanded, and as of March 18, 2022, our fleet consisted of 124 wholly owned, leased financed or bareboat chartered-in tankers (42 LR2, 6 LR1, 62 MR and 14 Handymax) with a weighted average age of approximately 6.2 years.
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
Fleet Development
For information regarding the development of our fleet, including vessel acquisitions and newbuilding deliveries, please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures-Vessel acquisitions and payments for vessels under construction.”
Recent Developments
Vessel Sales
In January 2022, we entered into agreements to sell two MRs (2013 built STI Fontvieille and 2019 built STI Majestic) and 12 LR1s. The sales prices of STI Fontvieille, STI Majestic, and the 12 LR1s are $23.5 million, $34.9 million, and $413.8 million, respectively. We expect to record an aggregate loss of approximately $48.0 million during the first quarter of 2022 relating to these sales.
In February 2022, we exercised the purchase option on our AVIC Lease Financing arrangement and repaid the outstanding balance of $17.2 million relating to STI Fontvieille as part of the sale of this vessel, which closed shortly thereafter.
In March 2022, we closed on the sales of the six LR1 vessels, STI Excelsior, STI Executive, STI Excellence, STI Pride, STI Providence and STI Prestige, and we repaid $18.4 million on our Credit Agricole Credit Facility, $39.5 million on our Citi K-Sure Credit Facility, $38.7 million on our $225.0 Million Credit Facility and $21.2 million on our 2021 $43.6 Million Credit Facility as a result of these transactions.
In March 2022 we entered into an agreement to sell an MR product tanker (STI Benicia) for $26.5 million. This sale is expected to close in the second quarter of 2022. Scorpio Services Holding Limited ("SSH"), a related party, owns a non-controlling 7.5% interest in the buyer of STI Benicia. We expect to record a loss of approximately $5.3 million during the first quarter of 2022 as a result of this agreement.
Debt
In March 2022, we drew down $3.4 million from our BNPP Sinosure Credit Facility to partially finance the scrubber installations on two LR1 product tankers.
Declaration of Dividend
On February 11, 2022, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on March 15, 2022 to all shareholders of record as of March 2, 2022.
Convertible Notes due 2022 and 2025
On March 2, 2022, the conversion rates of the Convertible Notes Due 2022 and Convertible Notes Due 2025, were adjusted to reflect the payment of a cash dividend on March 15, 2022 to all shareholders of record as of March 2, 2022. The new conversion rates for the Convertible Notes due 2022 and 2025 is 27.3142 of the Company's common shares representing an increase of the prior conversion rates of 0.1571 for each $1,000 principal amount of the Convertible Notes due 2022 and 2025.
As of March 18, 2022, the Convertible Notes Due 2025 have accreted an additional $2.4 million pursuant to its accretion feature, which is described in Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.

At the Market Offering Program
In January 2021, we entered into a note distribution agreement, or the Distribution Agreement, with B. Riley Securities, Inc., as sales agent, or the Agent, under which we may offer and sell, from time to time, up to an additional $75.0 million aggregate principal amount of our 7.00% Senior Notes Due 2025, or the Additional Notes. Since January 1, 2022 and through the date of this report, we issued, in aggregate, $0.4 million principal amount of Additional Notes for net proceeds (net of sales agent commissions and offering expenses) of $0.4 million. There is $32.5 million of remaining availability under this program as of date of this report.
B. Business Overview
We provide seaborne transportation of refined petroleum products worldwide. As of March 18, 2022, our fleet consisted of 124 wholly owned, finance leased or bareboat chartered-in tankers (42 LR2, 6 LR1, 62 MR and 14 Handymax) with a weighted average age of approximately 6.2 years, which we refer to collectively as our Operating Fleet.
The following table sets forth certain information regarding our Operating Fleet as of March 18, 2022:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, finance leased or bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Duchessa	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
22	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
24	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
25	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
26	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Benicia	2014	49,990	—	SMRP (2)	MR	Yes	(5)
31	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
32	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes

33	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
38	STI Memphis	2014	49,990	—	SMRP (2)	MR	Yes
39	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
40	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
43	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
46	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
47	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
48	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
49	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
50	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
51	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
52	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
53	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
54	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
55	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
56	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
59	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
60	STI Majestic	2019	50,000	—	SMRP (2)	MR	Yes	(5)
61	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Magnetic	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
69	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
70	STI Miracle	2020	50,000	—	SMRP (2)	MR	Yes
71	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
73	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
74	STI Excel	2015	74,000	—	SLR1P (3)	LR1	Yes	(5)
75	STI Expedite	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed	(5)
76	STI Exceed	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed	(5)
77	STI Experience	2016	74,000	—	SLR1P (3)	LR1	Not Yet Installed	(5)
78	STI Express	2016	74,000	—	SLR1P (3)	LR1	Yes	(5)
79	STI Precision	2016	74,000	—	SLR1P (3)	LR1	Yes	(5)
80	STI Elysees	2014	109,999	—	SLR2P (4)	LR2	Yes

81	STI Madison	2014	109,999	—	SLR2P (4)	LR2	Yes
82	STI Park	2014	109,999	—	SLR2P (4)	LR2	Yes
83	STI Orchard	2014	109,999	—	SLR2P (4)	LR2	Yes
84	STI Sloane	2014	109,999	—	SLR2P (4)	LR2	Yes
85	STI Broadway	2014	109,999	—	SLR2P (4)	LR2	Yes
86	STI Condotti	2014	109,999	—	SLR2P (4)	LR2	Yes
87	STI Rose	2015	109,999	—	SLR2P (4)	LR2	Yes
88	STI Veneto	2015	109,999	—	SLR2P (4)	LR2	Yes
89	STI Alexis	2015	109,999	—	SLR2P (4)	LR2	Yes
90	STI Winnie	2015	109,999	—	SLR2P (4)	LR2	Yes
91	STI Oxford	2015	109,999	—	SLR2P (4)	LR2	Yes
92	STI Lauren	2015	109,999	—	SLR2P (4)	LR2	Yes
93	STI Connaught	2015	109,999	—	SLR2P (4)	LR2	Yes
94	STI Spiga	2015	109,999	—	SLR2P (4)	LR2	Yes
95	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2	Yes
96	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2	Yes
97	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2	Yes
98	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2	Yes
99	STI Lombard	2015	109,999	—	SLR2P (4)	LR2	Yes
100	STI Grace	2016	109,999	—	SLR2P (4)	LR2	Yes
101	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2	Yes
102	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2	Yes
103	STI Solace	2016	109,999	—	SLR2P (4)	LR2	Yes
104	STI Stability	2016	109,999	—	SLR2P (4)	LR2	Yes
105	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2	Yes
106	STI Supreme	2016	109,999	—	SLR2P (4)	LR2	Not Yet Installed
107	STI Symphony	2016	109,999	—	SLR2P (4)	LR2	Yes
108	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2	Yes
109	STI Goal	2016	113,000	—	SLR2P (4)	LR2	Yes
110	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2	Yes
111	STI Guard	2016	113,000	—	SLR2P (4)	LR2	Yes
112	STI Guide	2016	113,000	—	SLR2P (4)	LR2	Yes
113	STI Selatar	2017	109,999	—	SLR2P (4)	LR2	Yes
114	STI Rambla	2017	109,999	—	SLR2P (4)	LR2	Yes
115	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2	Yes
116	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2	Yes
117	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2	Yes
118	STI Lobelia	2019	110,000	—	SLR2P (4)	LR2	Yes
119	STI Lotus	2019	110,000	—	SLR2P (4)	LR2	Yes
120	STI Lily	2019	110,000	—	SLR2P (4)	LR2	Yes
121	STI Lavender	2019	110,000	—	SLR2P (4)	LR2	Yes
122	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
123	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
124	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed

Total owned, finance leased and bareboat charter-in fleet DWT	8,729,170

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M., or SCM. SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP is a related party to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P is a related party to the Company.
(4)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P is a related party to the Company.
(5)	This vessel is currently held for sale.

Chartering Strategy
Generally, we operate our vessels in commercial pools operated by related entities, on time charters or in the spot market. The overall mix of how our vessels are employed varies from time to time based on many factors including our view of the future market conditions.
Commercial Pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market, but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market. As of March 18, 2022, all of the vessels in our Operating Fleet operate in one of the Scorpio Pools.
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

Oil Tanker Demand

In broad terms, demand for oil products traded by sea is primarily affected by global and regional economic conditions, as well as other factors such as changes in the location of productive capacity, and variations in regional prices. Demand for shipping capacity is a product of the physical quantity of the cargo (measured, depending on the cargo in terms of tons or cubic metrics), together with the distance the cargo is carried. Demand cycles move broadly in line with developments in the global economy, with the growth rate of demand for products slowing significantly and becoming negative in some years in the period immediately after the onset of the global economic downturn in late 2008, before recovering gradually from 2011 with general improvement in the global macro-economic environment. Low crude prices between 2015 and 2017 induced greater consumption, which led to increased seaborne trade of crude oil as well as refined products. Growth in seaborne trade slowed in 2018 because of inventory drawdowns in crude as well as refined products. In 2019, decline in seaborne trade was on account of lower refinery runs and weaker economic growth.

The outbreak of COVID-19 severely affected demand for crude oil and refined petroleum products as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. Accordingly, the world seaborne tanker trade, including crude oil, oil products and chemicals fell 8.6% to 3,105 million tons in 2021. The decline in trade from 3,396 million tons in 2019 was mainly led by a plunge of 8.5% and 11.7% in both crude oil and oil products trade to a total of 1,885 million tons and 931 million tons, respectively.

However, world seaborne tanker trade grew slightly to 3,116 million tons in 2021 mainly due to a sharp recovery global oil demand. Global oil demand increased 5.4 mbpd in 2021 fueled by robust economic growth, rising vaccination rates and higher mobility levels. Several countries authorised emergency use of various COVID-19 vaccines and a widespread availability of these vaccines has played a key role in containing the pandemic, which will support the seaborne trade and tanker demand. The recent energy crisis, which started in October 2021, has provided the much-needed boost to oil demand which is now expected to return to the pre-pandemic level by the end of 2022, earlier than 2023 as had been forecast in the IEA’s previous report. However, the surge in new COVID-19 cases globally since November 2021 is expected to slow the recovery in global oil demand to some extent.

In 2021, 3,116 million tons of crude oil, products and vegetable oils/chemicals were moved by sea. Of this, crude shipments constituted 1,878 million tons of cargo, products 943 million tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products.

World Seaborne Tanker Trade

	Crude Oil		Refined Products		Veg Oils/ Chemicals		Total
Year	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y
2002	1,756	0.3%	519	0.3%	122	7.0%	2,396	0.6%
2003	1,860	5.9%	550	6.0%	129	5.9%	2,538	5.9%
2004	1,963	5.6%	599	8.8%	141	9.5%	2,703	6.5%
2005	1,994	1.6%	646	8.0%	156	10.5%	2,797	3.5%
2006	1,996	0.1%	677	4.7%	166	6.5%	2,839	1.5%
2007	2,008	0.6%	723	6.8%	176	5.9%	2,907	2.4%
2008	2,014	0.3%	765	5.8%	179	1.8%	2,957	1.7%
2009	1,928	(4.2)%	777	1.6%	202	12.9%	2,907	(1.7)%
2010	1,997	3.6%	810	4.3%	217	7.4%	3,024	4.0%
2011	1,941	(2.8)%	860	6.3%	228	5.1%	3,029	0.2%
2012	1,988	2.4%	859	(0.2)%	240	5.3%	3,087	1.9%
2013	1,920	(3.4)%	904	5.3%	252	5.1%	3,077	(0.3)%
2014	1,904	(0.9)%	914	1.1%	252	(0.1)%	3,070	(0.2)%
2015	1,974	3.7%	963	5.3%	266	5.4%	3,202	4.3%
2016	2,050	3.9%	999	3.8%	267	0.6%	3,317	3.6%
2017	2,109	2.9%	1,043	4.3%	283	5.8%	3,435	3.6%
2018	2,096	(0.6)%	1,055	1.1%	293	3.4%	3,443	0.2%
2019	2,061	(1.7)%	1,036	(1.8)%	300	2.4%	3,396	(1.4)%
2020	1,885	(8.5)%	931	(10.1)%	289	(3.6)%	3,105	(8.6)%
2021*	1,878	(0.4)%	943	1.3%	295	2.1%	3,116	0.3%
CAGR (2016-2021)	(1.7)%		(1.2)%		2.0%		(1.2)%
CAGR (2011-2021)	(0.3)%		0.9%		2.6%		0.3%

* Provisional estimate
Source: GTIS, Drewry

The volume of oil moved by sea was affected by the economic recession in 2008 and 2009, but since then, renewed growth in the world economy and in oil demand has had a positive impact on seaborne trade. Oil demand has benefited from economic growth in Asia, especially in China, where oil consumption increased by a compound average growth rate (CAGR) of 4.9% between 2011 and 2021 to touch 14.8 million barrels per day (mbpd). Low per capita oil consumption in developing countries, such as China and India, compared with the developed world provides scope for higher oil consumption in these economies. Conversely, oil consumption in developed OECD economies has been in decline for much of the last decade, but in 2015, this trend was reversed for the United States (U.S.) and some European countries primarily due to the positive impact of lower oil prices on demand for products such as gasoline. Oil demand in OECD economies declined at a CAGR of 1.0% from 47.0 mbpd in 2016 to 44.7 mbpd in 2021.

World Oil Consumption: 1992-2021*
(Million bpd)

* Provisional estimate
Source: IEA, Drewry

Global oil demand grew at a CAGR of 0.8% during 2011-2021. Global oil demand plunged 9.1% to 90.9 mbpd in 2020 on account of demand destruction due to COVID-19. However, the easing of mobility restrictions and resumption of economic activities coupled with the launch of several COVID-19 vaccines, have supported the global oil demand in 2021. The global oil demand increased from 90.9 mbpd in 2020 to 96.5 mbpd in 2021.
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

Oil Product Exports - Major Growth Regions
(Million bpd)

Source: JODI, Drewry

In a short span of time, the U.S. has become the largest exporter of refined products in the world, with supplies from U.S. Gulf Coast terminals heading to most parts of the globe. By way of illustration, U.S. product exports have grown 1.9x between 2011 and 2020 to 4.8 mbpd. A significant proportion of these exports were carried by MR product tankers, which constitute about 55% of global product tanker fleet capacity and have been the mainstay of seaborne trade in refined petroleum products. However, lower crude oil prices in 2015 and 2016 adversely impacted U.S. shale oil producers, and accordingly, crude production in the region was on the decline from May 2015 to September 2016. Nevertheless, the production cut by OPEC members from January 2017 came as a relief for domestic producers and U.S. crude production continued to increase; the U.S. became the largest crude producer in the world in September 2018. U.S. crude production increased at a CAGR of 6.7% during 2015-19 to 12.2 mbpd. U.S. crude oil production declined 8.1% yoy in 2020 to 11.3 mbpd following the sharp decline in crude oil prices amid weak global oil demand due to the pandemic. In 2021, US crude oil production declined 1.4% to 11.2 mbpd as companies contained output due to lower demand.

The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2011 and 2021, the total OECD refining throughput declined at 5.8% CAGR to 34.3 mbpd, largely because of cutbacks in OECD Europe and OECD Americas. Refinery throughput of OECD countries declined 13.1% yoy to 33.1 mbpd in 2020 mainly because of the pandemic which hit global oil demand and higher inventory levels. In 2020, refining throughput of OECD countries accounted for 44.5% of global refinery throughput. After a record drop in 2020, OECD refinery runs gathered steam in 2021 with improvement in oil demand, but high crude oil prices led to drawdowns in the inventory of refined products, limiting the gains in refinery runs to some extent.

Asia (excluding China) and the Middle East added about 2.54 mbpd of refinery capacity during 2018-2020, a substantial part of which is destined for international markets. Nearly 230 kbpd of new refining capacity in the Middle East and another 490 kbpd in Asia (270 kbpd in China) came online in 2021 with nearly 910 kbpd of existing refinery capacity in North America, Europe, and Asia Oceania were phased out during the same year. As a result of these developments, countries such as India, China and Saudi Arabia have consolidated their positions as major exporters of products. Export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have promoted long-haul shipments to cater to the demand for products.

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

The global tanker fleet expanded 1.4% yoy (based on capacity) in 2021 mainly due to high demolitions. Weaker market conditions favored demolitions with the opening of scrapyards and higher scrap prices. The year 2021 witnessed the highest number of product tankers being scrapped during the last five years, but the fleet expanded as deliveries exceeded demolitions. As of January 31, 2022, the total oil tanker fleet (crude, products, and product/chemical tankers) consisted of 5,396 ships with a combined capacity of 613.2 mdwt.

The Oil Tanker Fleet - January 31, 2022

	Deadweight Tons	Number of		Capacity
Vessel Type	(Dwt)	Vessels	% of Fleet	(m Dwt)	% of Fleet
Crude Tankers (1)
VLCC/ULCC	200,000+	851	37.7	262.4	60.1
Suezmax	120-199,999	609	27.0	95.1	21.8
Aframax	80-119,999	668	29.6	73.2	16.8
Panamax	55-79,999	75	3.3	5.2	1.2
Handymax	40-54,999	5	0.2	0.2	—
Handy	25-39,999	4	0.2	0.1	—
Handy	10-24,999	46	2.0	0.7	0.2
Total Fleet		2,258	100.0	436.9	100.0

Product Tankers
Long Range 3 (LR3)	120-199,999	21	1.4	3.3	3.3
Long Range 2 (LR2)	80-119,999	404	27.0	44.5	44.5
Long Range 1 (LR1)	55-79,999	347	23.2	25.5	25.6
Medium Range 2 (MR2)	40-54,999	429	28.6	20.2	20.2
Medium Range 1 (MR1)	25-39,999	109	7.3	3.7	3.7
Handy	10-24,999	188	12.6	2.7	2.7
Total Fleet		1,498	100.0	99.9	100.0

Product/Chemical Tankers (2)
Long Range 3 (LR3)	120-199,999	—	—	—	—
Long Range 2 (LR2)	80-119,999	2	0.1	0.2	0.3
Long Range 1 (LR1)	55-79,999	35	2.1	2.6	3.3
Medium Range 2 (MR2)	40-54,999	1,279	78.0	62.1	81.4
Medium Range 1 (MR1)	25-39,999	295	18.0	11.0	14.4
Handy	10-24,999	29	1.8	0.4	0.6
Total Fleet		1,640	100.0	76.3	100.0

Product & Product/Chemical Fleet
Long Range 3 (LR3)	120-199,999	21	0.7	3.3	1.9
Long Range 2 (LR2)	80-119,999	406	12.9	44.7	25.4
Long Range 1 (LR1)	55-79,999	382	12.2	28.1	15.9
Medium Range 2 (MR2)	40-54,999	1,708	54.4	82.3	46.7
Medium Range 1 (MR1)	25-39,999	404	12.9	14.7	8.3
Handy	10-24,999	217	6.9	3.1	1.8
Total Fleet		3,138	100.0	176.2	100.0

Crude, Product and Product/Chemical Tanker Fleet
VLCC/ULCC	200,000+	851	15.8	262.4	42.8
Suezmax/LR3	120-199,999	630	11.7	98.4	16.0
Aframax/LR2	80-119,999	1,074	19.9	117.9	19.2
Panamax/LR1	55-79,999	457	8.5	33.3	5.4
Handy/Medium Range	40-54,999	1,713	31.7	82.5	13.5
Handy/Medium Range	25-39,999	408	7.6	14.8	2.4
Handy/Handymax	10-54,999	263	4.9	3.8	0.6
Total Fleet		5,396	100.0	613.1	100.0
(1)Included shuttle tankers and tankers on storage duties
(2)Excludes pure chemical tankers
Source: Drewry

The world product tanker fleet as of January 31, 2022, consisted of 3,138 vessels with a combined capacity of 176.2mdwt. The breakdown of the fleet by type (crude, product and product/chemical) and by size, together with the orderbook for newbuilding tankers as of January 31, 2022, is illustrated in the table below.

The World Tanker Orderbook (1) - January 31, 2022

Vessel Type	Deadweight	Orderbook		Orderbook % Fleet		2022		2023		2024+
	(Dwt)	No	m Dwt	No	Dwt	No	m Dwt	No	m Dwt	No	m Dwt

Crude Tankers (1)
VLCC/ULCC	200,000+	65.0	19.7	7.6	7.5	41.0	12.4	24.0	7.3	—	—
Suezmax	120-199,999	53.0	8.0	8.7	8.4	35.0	5.4	10.0	1.6	8.0	1.0
Aframax	80-119,999	44.0	5.0	6.6	6.9	23.0	2.6	20.0	2.3	1.0	0.1
Panamax	55-79,999	1.0	0.1	1.3	1.3	1.0	0.1	—	—	—	—
Handymax	40-54,999	—	—	—	—	—	—	—	—	—	—
Handy	25-39,999	—	—	—	—	—	—	—	—	—	—
Handy	10-24,999	—	—	—	—	—	—	—	—	—	—
Total Fleet		163.0	32.8	7.2	7.5	100	20.5	54	11.2	9	1.1

Product Tankers
Long Range 3 (LR3)	120-199,999	12.0	1.4	57.1	43.4	7.0	0.8	5.0	0.6	—	—
Long Range 2 (LR2)	80-119,999	30.0	3.4	7.4	7.6	10.0	1.1	14.0	1.6	6.0	0.7
Long Range 1 (LR1)	55-79,999	—	—	—	—	—	—	—	—	—	—
Medium Range 2 (MR2)	40-54,999	15.0	0.8	3.5	3.7	12.0	0.6	3.0	0.2	—	—
Medium Range 1 (MR1)	25-39,999	—	—	—	—	—	—	—	—	—	—
Handy	10-24,999	4.0	0.1	2.1	3.3	4.0	0.1	—	—	—	—
Total Fleet		61.0	5.7	4.1	5.6	33.0	2.6	22.0	2.4	6.0	0.7

Product/Chemical Tankers (2)
Long Range 3 (LR3)	120-199,999	—	—	—	—	—	—	—	—	—	—
Long Range 2 (LR2)	80-119,999	—	—	—	—	—	—	—	—	—	—
Long Range 1 (LR1)	55-79,999	—	—	—	—	—	—	—	—	—	—
Medium Range 2 (MR2)	40-54,999	69.0	3.4	5.4	5.5	38.0	1.9	31.0	1.5	—	—
Medium Range 1 (MR1)	25-39,999	7.0	0.2	2.4	2.2	7.0	0.2	—	—	—	—
Handy	10-24,999	—	—	—	—	—	—	—	—	—	—
Total Fleet		76.0	3.6	4.6	4.8	45.0	2.1	31.0	1.5	—	—

Product & Product/Chemical Fleet
Long Range 3 (LR3)	120-199,999	12.0	1.4	57.1	43.4	7.0	0.8	5.0	0.6	—	—
Long Range 2 (LR2)	80-119,999	30.0	3.4	7.4	7.5	10.0	1.1	14.0	1.6	6.0	0.7
Long Range 1 (LR1)	55-79,999	—	—	—	—	—	—	—	—	—	—
Medium Range 2 (MR2)	40-54,999	84.0	4.2	4.9	5.1	50.0	2.5	34.0	1.7	—	—
Medium Range 1 (MR1)	25-39,999	7.0	0.2	1.7	1.6	7.0	0.2	—	—	—	—
Handy	10-24,999	4.0	0.1	1.8	2.8	4.0	0.1	—	—	—	—

Total Fleet		137.0	9.3	4.4	5.3	78.0	4.7	53.0	3.9	6.0	0.7

Crude, Product and Product/Chemical Tanker Fleet
VLCC/ULCC	200,000+	65.0	19.7	7.6	7.5	41.0	12.4	24.0	7.3	—	—
Suezmax/LR3	120-199,999	65.0	9.4	10.3	9.6	42.0	6.3	15.0	2.2	8.0	1.0
Aframax/LR2	80-119,999	74.0	8.4	6.9	7.1	33.0	3.7	34.0	3.9	7.0	0.8
Panamax/LR1	55-79,999	1.0	0.1	0.2	0.2	1.0	0.1	—	—	—	—
Handy/Medium Range	40-54,999	84.0	4.2	4.9	5.1	50.0	2.5	34.0	1.7	—	—
Handy/Medium Range	25-39,999	7.0	0.2	1.7	1.6	7.0	0.2	—	—	—	—
Handy/Handymax	10-54,999	4.0	0.1	1.5	2.3	4	0.1	0	—	0	—
Total Fleet		300.0	42.1	5.6	6.9	178.0	25.3	107.0	15.1	15.0	1.8

(1) Included shuttle tankers and tankers on storage duties
(2) Product and product/chemical tankers only, excludes pure chemical tankers
Source: Drewry

    As of January 31, 2022, the orderbook for product and product/chemical tankers of above 10,000 dwt comprised 137 vessels with combined capacity of 9.3 mdwt, equivalent to 5.3% of the existing fleet in capacity terms. Based on the total orderbook and scheduled deliveries, nearly 4.8 mdwt is expected to be delivered in the remaining months of 2022, followed by 3.9 mdwt in 2023 and the remaining 0.7 mdwt in 2023. In recent years however the orderbook has been affected by the non-delivery of vessels (sometimes referred to as ‘slippage’). Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while others were due to vessel cancellations. Slippage is likely to remain an issue going forward, and as such, it will have a moderating effect on growth in the product tanker fleet over the next three years. After lackluster deliveries due to the closure of shipyards in 2020 on account of the pandemic, deliveries increased in 2021.

Ballast Water Management Convention

All deep-sea vessels engaged in international trade are required to have ballast water treatment systems installed before 8 September 2024. For a VLCC tanker, the retrofit cost could be as much as USD 2.0 million per vessel, including labor. Expenditure of this kind has become another factor impacting the decision to scrap older vessels after the Ballast Water Management Convention came into force in 2019.

IMO 2020 regulation on low sulfur fuel

The second regulation, which came into force on January 1, 2020, and impacted vessel supply particularly in 2020, is the drive to introduce low sulfur fuels. For many years, heavy fuel oil (“HFO”) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulfur content of HFO is extremely high and is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (“SO2”), an important source for acid rain as well as respiratory diseases.

The IMO, the governing body of international shipping, has made a decisive effort to shift the industry away from HFO to cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (“ECAs”) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel, are required to use marine gas oil with allowable sulfur content up to 1,000 parts per million (“ppm”). In the lead-up to 2020, when the shipping industry started to prepare for a new low sulfur norm, two factors were closely watched: 1) the spread between (expensive) very low-sulfur fuel and (cheaper) high-sulfur fuel and, 2) scrubber retrofitting activity.

IMO GHG Strategy
The IMO has been devising strategies to reduce greenhouse gases (GHG) and carbon emissions from ships. According to the announcement in 2018, the IMO plans to initiate measures to reduce CO2 emissions intensity by at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions by 50% by 2050 from the 2008 levels. These are likely to be achieved by setting energy efficiency requirements and encouraging shipowners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia. It may include limiting the speed of the ships. Currently, there is uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. Although the current macroeconomic environment is the main deterrent, IMO-related uncertainty is also a key factor preventing ship owners from placing new orders, as the vessels with conventional propulsion systems may have a high environmental compliance cost and possible faster depreciation in asset values in the future. Some shipowners are ahead of the curve by having ordered LNG-fueled/methanol ships in order to comply with stricter regulations that may be announced in the future.

In June 2021, the IMO adopted amendments to the International Convention for the Prevention of Pollution from ships that will require vessels to reduce their greenhouse gas emissions. These amendments are a combination of technical and operational measures and are expected to come into force on 1 November 2022, with the requirements for Energy Efficiency Existing Ship Index (EEXI) and Carbon Intensity Indicator (CII) certification, effective 1 January 2023. These will be monitored by the flag administration and corrective actions will be required in the event of constant non-compliance. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements, by 1 January 2026 at the latest. EEXI is a technical measure and would apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the Energy Efficiency Design Index baseline).

On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s Ship Energy Efficiency Management Plan (SEEMP). A ship rated D for three consecutive years, or E, would have to submit a corrective action plan, to show how the required index (C or above) would be achieved. To reduce carbon intensity, shipowners can switch from oil to alternative fuels such as LNG or methanol. Some marine fuels such as ammonia and hydrogen have zero-carbon content. In the long term, ammonia can emerge as a cost-effective alternative fuel but in the short term, it seems unviable. Other options include propeller upgrading/polishing, hull cleaning/coating and retrofitting vessels with the wind-assisted propulsion system. Reducing ship speeds also helps in complying with the regulations as it lowers fuel consumption and it is easy to implement.

In addition to the IMO regulation, the EU has proposed a set of proposals including EU Emissions Trading System and FuelEU Maritime Initiative. It lays down rules regarding GHG intensity of energy used on-board all ships arriving in the EU. It aims to reduce GHG emission by 26% by 2040 and 75% by 2050 compared to 2020 levels. It also makes obligatory for ships to use on-shore power supply or zero-emission technology in ports in the EU. These initiatives are applicable to 50% of the emission from voyages arriving at or departing from an EU port. All shipowners trading in the European waters will need to comply with these regulations.

The emission control regulations are likely to slow the speed of the vessels in next few years. Consequently, it will lead to a reduction in the supply of ships and therefore, it will benefit shipowners with younger fleets in short to medium term as charter rates should potentially increase with lower supply of ships. In the long term, the ships may switch to alternative low/zero carbon fuels to comply with emission regulations.

Besides the IMO regulations, the decarbonization of shipping is being propelled by various state and non-state stakeholders of the shipping industry. In recent years, there has been several developments towards it such as Sea Cargo Charter, Poseidon Principles (for ship finance banks) and Poseidon Principles for Marine Insurance. In addition, there has been several industry led initiatives to facilitate movement towards low/zero-carbon shipping such as Getting to Zero Coalition, The Castor Initiative for Ammonia, Global Centre for Maritime Decarbonisation and the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping.

Alternative fuels for shipping
The IMO has target to reduce Green House Gas (GHG) emission by 50% in 2050. This can’t be achieved with the low sulphur fuel and has encouraged innovation in alternative fuels. IMO has also been planning other technical and operational measures in order to meet emission targets. Alternative fuels like LPG and methanol are mainly used on vessels carrying these as cargo. However, LNG is used as fuel in LNG vessels and also in other vessels. Hydrogen and ammonia are in the initial stages of development as a marine fuel. LNG expected to remain as a preferred alternative fuel in the near to medium term due to its availability. However, LNG is still a fossil fuel and is unable to meet IMO 2050 decarbonisation targets and methane slips continue to be a heavily debated issue. Another drawback is that LNG propulsion requires an LNG capable engine which would require an additional capex and increased fuel storage space. Biofuel could emerge as a preferred alternative fuel because of its successful trials, especially considering that no major modification of engine is needed, and therefore, no significant additional capex is required.
Energy Transition
Traditionally, fossil fuel-based energy sources such as oil, natural gas and coal have propelled the global economy, but their share has been declining over the past few years from 86.9% in 2011 to 84.3% in 2019 with the share of oil remaining stagnant at around 33% during the period. However, the energy transition from fossil fuel-based energy to renewable sources of energy is currently underway which has received a boost from the accelerated sales of electric vehicles (“EVs”), even though their share in total sales was a meager 2.5% in 2019. As the cost of EVs becomes competitive against internal combustion engine vehicles, and charging infrastructure is developed across the world, sales of EVs are expected to gain momentum, reducing the demand for gasoline and diesel in the long run. Increasing focus on decarbonisation will also impact the global oil demand going forward. The demand for naphtha and jet fuel is likely to remain robust and will be the key driver of global trade in crude and refined petroleum products.
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

Crude Tanker - Spot (TCE) Rates: 2002-2022*
(US$/Day)

Year	Caribs	NW Europe	West Africa	AG
	USAC	NW Europe	Caribs/USES	Japan
	40-70,000 DWT	70-100,000 DWT	150-160,000 DWT	280-300,000 DWT
2002	16,567	22,800	19,325	21,667
2003	28,833	41,883	37,367	49,342
2004	42,158	55,408	64,792	95,258
2005	34,933	57,517	40,883	59,125
2006	28,792	47,067	40,142	51,142
2007	30,100	41,975	35,392	45,475
2008	36,992	56,408	52,650	89,300
2009	13,450	19,883	20,242	29,483
2010	17,950	27,825	19,658	40,408
2011	8,817	10,500	12,758	8,700
2012	12,408	9,100	14,275	12,275
2013	13,475	11,427	13,308	12,325
2014	21,383	23,360	23,567	24,625
2015	23,725	37,509	38,350	67,928
2016	13,133	24,333	21,592	42,183
2017	8,942	7,643	11,255	22,617
2018	7,892	9,181	11,075	20,825
2019	17,892	23,041	24,350	41,667
2020	19,300	17,661	23,058	56,308
2021	10,458	491	2,967	(75)
Jan-22	9,200	(633)	400	(4,000)
*Up to January 2022
Source: Drewry, Note - These rates do not account for vessel triangulation

Product Tanker - Spot (TCE) Rates: 2011-2022*
(US$/Day)

Year	Baltic	UKC	Arabian Gulf	Arabian Gulf
	UK Continent	USAC	Japan	Japan
	25-39,999 DWT	40-54,999 DWT	55-79,999 DWT	80-119,000 DWT
2011	NA	9,720	3,723	7,528
2012	NA	8,064	6,379	8,106
2013	NA	9,474	7,576	8,505
2014	NA	9,435	10,523	14,163
2015	NA	18,769	23,685	28,783
2016	NA	8,508	12,290	15,006
2017	8,966	7,442	7,225	7,936
2018	8,367	6,196	8,002	9,411
2019	11,777	10,739	14,242	18,698
2020	12,690	13,117	19,949	27,777
2021	5,189	4,507	6,218	5,923
Jan-22	11,796	4,987	2,827	1,400
*Up to January 2022, NA implies not available
Source: Baltic, Drewry, Note - These rates do not account for vessel triangulation

Product tanker rates were weak during 2010-2013 due to lower demand and excess supply. Freight rates in the tanker sector started to improve in the second half of 2014 as result of low growth in vessel supply and rising vessel demand. In the products sector, a number of factors combined to push up rates, including:
•Increased trade due to higher stocking activity and improved demand for oil products
•Longer voyage distances because of refining capacity additions in Asia
•Product tankers also carrying crude encouraged by firm freight rates for dirty tankers
•Lower bunker prices contributing to higher net earnings
Freight rates remained firm throughout 2015 and in the first half of 2016, leading to greater revenue and improved profitability for ship-owners. However, in the second half of 2016, tanker freight rates declined sharply as a result of the increased tanker supply outweighing the demand for tankers. A spate of newbuilding deliveries in 2017 aggravated the situation further for ship-owners and the average one-year spot charter rate declined further. The situation worsened further and TCE rates were below breakeven rates on key routes for the first nine months of 2018. However, towards the end of 2018, the vessel earnings began to improve as supply growth was moderating in the wake of record high demolitions and reduced new vessel ordering. Increase in product tanker freight rates in 2019 was driven by slow fleet growth and a spike in diesel trade before IMO 2020 regulations came into effect on 1 January 2020. Product tanker freight rates surged to multi-year highs on trickle-down effect from crude tanker market in October 2019 as well as US sanctions on Cosco Shipping Tanker (Dalian) Co, geopolitical tensions and tight supply resulted.
However, in 2020 the tanker market underwent an unprecedented turbulence due to the outbreak of COVID-19. The sudden demand destruction due to lockdown measures and limited availability of onshore storage led to a surge in demand for tankers for floating storage of crude oil as well as refined products. Accordingly, TCE rates of oil tankers rallied across vessel classes in March and April 2020; for instance, average spot TCE rates for MR tankers shot up 131% from US$19,289/day in February 2020 to US$44,618/day in April 2020. However, reduced crude oil production and refinery runs since May 2020 and gradual recovery in demand led to continuous decline in vessel earnings in the latter half of the year as several vessels locked in floating storage rejoined the trading fleet. On a yearly basis though, TCE rates for MR vessels increased 74.1% yoy on average in 2020, while for LR vessels it declined 15% yoy during the same period. In 2021, freight rates declined due to inventory de-stocking and more vessels joining the supply from floating storage.

With the virus spreading globally, the weak demand for refinery products led to an increase in both onshore and offshore stocking activity in early 2020 as the increasing use of product tankers as storage facilities coupled with global port congestions resulted in a surge in product tanker rates in March and April. However, offshore storage declined significantly in 2021, driving the freight rates lower. At the end of January 2022, 2.25 mdwt of non-IMO coated tankers comprising nearly 2.3% of the product tanker fleet was used for offshore storage. This figure was lower than the 6 mdwt (about 6.2% of the product tanker fleet) of non-IMO coated tankers deployed for floating storage at the peak of the contango opportunities in the oil market in April 2020, indicating a declining trend in on-the-water storage of crude oil. Product tankers coming out from floating storage increase vessel supply and have an adverse impact of spot rates.
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
Newbuild prices remained stable throughout 2017. However, asset values of newbuilds increased 3-13% in 2019 as they benefited from high charter rates across vessel classes. Newbuild prices declined in 2020 due to lower orders and weak market prospects. An increase in newbuild prices in 2021 despite weak vessel earnings was fuelled by the increased bargaining power of shipyards that have emerged as price setters with yards flushed with excess ordering, albeit from other shipping sectors, and are hence hard pressed for time for any new orders. Tanker shipowners are also willing to pay extra sums in anticipation of the improved market at the time of delivery of the vessels.

Oil Tankers: Newbuilding Prices: 2002-2022*
(In millions of U.S. Dollars)

Year End	37,000(1)	50,000(1)	75,000(1)	110,000(1)	75,000(2)	110,000(2)	160,000(2)	300,000(2)
	DWT	DWT	DWT	DWT	DWT	DWT	DWT	DWT
2002	24.5	26.5	33.0	38.0	31.0	36.0	44.0	66.0
2003	28.5	30.5	36.5	42.0	34.5	40.0	52.0	73.0
2004	34.0	39.0	43.0	59.0	41.0	57.0	68.0	105.0
2005	37.5	42.0	45.0	61.0	43.0	59.0	71.0	120.0
2006	40.5	47.5	52.0	67.0	50.0	65.0	78.0	128.0
2007	46.0	54.0	66.0	80.0	64.0	78.0	90.0	146.0
2008	40.0	46.5	59.0	73.5	57.0	71.5	87.0	142.0
2009	31.0	36.0	44.5	54.0	42.5	52.0	62.0	101.0
2010	33.0	36.0	48.0	59.0	44.6	57.0	67.0	105.0
2011	31.5	36.0	46.0	54.8	44.6	52.8	61.7	99.0
2012	30.0	33.0	44.0	50.0	42.4	48.0	56.5	92.0
2013	31.0	35.0	45.0	53.5	42.1	51.5	59.0	93.5
2014	33.0	37.0	47.5	56.0	44.9	54.0	65.0	97.0
2015	32.0	35.5	47.0	53.5	45.0	51.5	63.0	94.0
2016	30.0	32.0	41.0	47.0	39.0	45.0	54.0	83.0
2017	31.0	33.0	41.0	46.0	38.2	44.0	55.0	81.0
2018	31.4	35.3	41.4	48.8	40.8	46.8	58.7	88.0
2019	32.0	36.0	45.0	51.0	43.0	49.0	61.0	92.7
2020	31.4	34.8	44.2	50.2	42.2	48.2	58.6	88.8
2021	33.0	37.3	46.0	55.2	44.0	53.2	66.5	98.4
Jan-22	36.0	41.0	50.0	62.0	48.0	60.0	76.0	113.0

Long-term average	32.7	36.7	45.3	54.3	43.2	52.3	63.1	98.4
(1) Coated tankers
(2) Uncoated tankers
*Up to January 2022
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

The table below illustrates the movements of prices for second-hand oil tankers from 2002 to January 2022. In late 2013, prices for all modern tankers increased as a result of improvement in freight rates and positive market sentiment, and further gains were recorded in 2014 and 2015. However, in 2016, second-hand prices saw a double-digit decline on account of weakening freight rates. For illustration, the second-hand price of a five-year old LR vessel of 95,000 dwt capacity fell 35% from US$46 million in 2015 to US$30 million in 2016. However, the market saw increased demand for modern second-hand vessels in 2017 and 2018, in anticipation of a recovery in the freight market and buyers trying to take advantage of historically low asset prices. As such, second-hand modern product tanker prices increased in the range of 3-10% in 2018. Second-hand prices of crude and product tankers increased steeply in 2019 in tandem with a surge in charter rates. With the surge in product tanker and crude tanker freight rates due to higher demand for floating storage driven by the pandemic, second-hand prices of product and crude tankers increased between 5.4% and 14.7% in April 2020 compared to the average second-hand prices in full-year 2019. However, second-hand asset prices declined in the remainder of 2020 on account of the steep decline in freight rates. The uptrend in newbuild tanker prices coupled with higher demolition prices pushed up second-hand vessel prices in 2021.
Oil Tanker Second-hand Prices for 5 year old vessels: 2002-2022*
(In millions of U.S. Dollars)

Year End	37,000(1)	45,000(1)	75,000(1)	95,000(1)	75,000(2)	95,000(2)	150,000(2)	300,000(2)
	DWT	DWT	DWT	DWT	DWT	DWT	DWT	DWT
2002	15.5	21.5	23.0	31.5	21.0	29.5	39.0	55.0
2003	24.5	29.5	26.0	39.0	24.0	37.0	47.0	70.0
2004	36.0	42.0	40.0	59.0	38.0	57.0	73.0	112.0
2005	40.0	45.5	48.5	60.0	46.5	58.0	75.0	110.0
2006	40.0	47.5	50.0	65.0	48.0	63.0	77.0	115.0
2007	40.0	52.0	61.0	70.5	59.0	68.5	87.0	130.0
2008	36.0	42.0	48.0	57.0	46.0	55.0	77.0	110.0
2009	21.0	24.0	34.5	40.0	32.5	38.0	53.0	77.5
2010	21.5	24.0	37.0	44.0	35.0	42.0	58.0	85.5
2011	24.0	27.0	34.0	35.5	32.0	33.5	45.5	58.0
2012	21.0	24.0	27.0	29.5	25.0	27.5	40.0	57.0
2013	25.0	29.0	33.0	35.0	31.0	33.0	42.0	60.0
2014	23.0	24.0	35.5	44.0	33.5	42.0	57.0	76.0
2015	26.0	27.0	38.0	48.0	36.0	46.0	60.0	80.0
2016	20.0	22.0	30.0	32.0	28.0	30.0	42.0	60.0
2017	21.0	24.0	29.0	32.0	27.0	30.0	40.0	62.0
2018	23.0	27.0	31.0	34.0	29.0	32.0	44.0	64.0
2019	24.7	28.8	33.2	39.5	31.2	37.5	49.7	70.8
2020	24.3	28.0	32.6	40.0	30.6	38.0	49.2	70.4
2021	24.5	27.8	33.2	40.3	31.3	38.3	46.8	69.0
Jan-22	26.0	30.0	33.5	44.5	31.5	42.5	48.0	72.0
Long-term average	26.2	30.7	35.9	43.6	33.9	41.6	54.8	79.3
(1) Coated tankers
(2) Uncoated tankers
*Up to January 2022
Source: Drewry
Sustainability Initiatives and Focus on ESG
We aim to uphold and advance a set of principles and practices regarding Environmental, Social and Governance (“ESG”) matters and have developed, adopted, and implemented ESG initiatives within our operations and business culture. In adopting these initiatives, our primary goals are to reduce the environmental impact of our operations, create a safe and healthy work environment, both at sea and onshore, and engage in responsible corporate governance practices. Our Board of Directors, which includes six independent members, oversees our ESG strategy, evaluates and adopts ESG initiatives including those relating to sustainability and climate change, assesses ESG risks and opportunities, and promotes responsible ESG practices within our Company. In August 2021, we published our second comprehensive sustainability report, which was prepared in accordance with the Sustainability Accounting Standards Board ("SASB") Marine Transportation standard, and which disclosed our ESG performance in 2020. The sustainability report is available on our website at www.scorpiotankers.com. The information included on our website is not incorporated by reference into this annual report.
ESG initiatives we have undertaken include, among others:
•Signing the Call to Action for Shipping Decarbonization, pledging to offer net zero emission shipping services by 2030, measure carbon intensity and assess climate alignment of our vessels on an annual basis, develop and improve digital and other management tools to measure greenhouse gas emissions from the full supply chain to compare activities and optimize operations.
•Our continuing membership in:
◦The International Seafarers’ Welfare and Assistance Network (ISWAN)
◦The Trident Alliance (Sulphur Enforcement)
◦Intertanko ESG Working Group
◦Marine Anti-Corruption Network (MACN)
•Aligning our internal policies with certain UN Sustainable Development Goals relating to work and economic growth, climate action, and life below water.
•Supporting the principles of the Sea Cargo Charter.
•Creating a direct reporting line from our environmental compliance audit and training team (SECAT) to our Board of Directors.
•Signing the Neptune Declaration on Seafarer Wellbeing and Crew Change.
•Committing to responsible ship recycling in accordance with the Hong Kong Convention and conducted in compliance with the IMO Convention for the Safe and Environmentally Sound Recycling of Ships.
•Equipping all vessels with appropriate ballast water treatment systems.
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
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. The group plans to submit a formal proposal to the IMO by the end of 2022 with the goal of having the ECA implemented by 2025.

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
As part of the wider push towards both the IMO’s 2030 and 2050 greenhouse gas targets, MEPC has agreed draft regulations relating to the Energy Efficiency Existing Ship Index (“EEXI”), confirmed at MEPC 76 (June 2021). The regulations will enter into force from 1st January 2023. The requirements include: (1) a technical requirement to reduce carbon intensity based on EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session on June 2021 and are expected to enter into force in November 2022. Additionally, MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.
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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The upcoming amendments, which will come into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.
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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.
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
In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorneys general from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
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
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition. On February 24, 2022, the EPA announced ten roundtables to facilitate discussion on the implementation of WOTUS, which will meet in Spring and Summer of 2022. On January 24, 2022, the U.S. Supreme Court granted certiorari for Sackett v. EPA, for which oral arguments will likely be held in Fall 2022, and will address the scope of WOTUS and may impact the rulemaking.

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
On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. Contingent on negotiations and a formal approval vote, these proposed regulations may not enter into force for another year or two.
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

Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and that withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in spring 2023), with a view to adoption. Compliance with these regulations and other changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.
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
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also anticipates issuing a supplemental proposed rule in 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule by the end of 2022. If these new regulations are finalized, they could affect our operations.
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in “Item 18. Financial Statements.” You should also carefully read the following discussion with the sections of this annual report entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry,” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020, and 2019 have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.
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
•Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs (described below), thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.
For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned, lease financed, or bareboat chartered-in vessels and the charterhire expense for vessels that we time or bareboat charter-in.

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
As of March 18, 2022, all of our wholly owned, lease financed or bareboat chartered-in vessels were operating in the Scorpio Pools.
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
Voyage charters. Voyage charters, or spot voyages, are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses under these charters.
Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate TCE revenue, a non-IFRS measure, which is defined below.
Vessel operating costs. For our owned, lease financed, and bareboat chartered-in vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, spares and stores, lubricating oils, communication expenses, and technical management fees. The three largest components of our vessel operating costs are crewing, spares and stores, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.
Additionally, these costs include technical management fees that we paid to SSM, which is controlled by the Lolli-Ghetti family. Pursuant to our Revised Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.

Charterhire expense. Charterhire is the amount we pay the owner for time or bareboat chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. Time or bareboat chartered-in vessels are accounted for pursuant to IFRS 16 - Leases.
The responsibility for vessel operating expenses for the different types of charter agreements are as follows:
•Time chartered-in vessels. The vessel's owner is responsible for the vessel operating costs.
•Bareboat chartered-in vessels. The charterer is responsible for the vessel operating costs.
Drydocking. We periodically drydock each of our owned or lease financed vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
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
Average number of vessels. Historical average number of owned or lease financed vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.
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
Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.
Operating days. Operating days are the total number of available days in a period with respect to the owned, leased financed, or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, lease financed, or bareboat chartered-in vessels, not time chartered-in vessels.
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
A.Operating Results
Results of Operations for the year ended December 31, 2021 compared to the year ended December 31, 2020

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2021	2020	favorable / (unfavorable)	Change
Vessel revenue	$540,786	$915,892	$(375,106)	(41)%
Vessel operating costs	(334,840)	(333,748)	(1,092)	—%
Voyage expenses	(3,455)	(7,959)	4,504	57%
Depreciation - owned or sale leaseback vessels	(197,467)	(194,268)	(3,199)	(2)%
Depreciation - right of use assets	(42,786)	(51,550)	8,764	17%
Impairment of vessels	—	(14,207)	14,207	100%
Impairment of goodwill	—	(2,639)	2,639	100%
General and administrative expenses	(52,746)	(66,187)	13,441	20%
Financial expenses	(144,104)	(154,971)	10,867	7%
Loss on Convertible Notes exchange	(5,504)	—	(5,504)	N/A
Gain on repurchase of Convertible Notes	—	1,013	(1,013)	(100)%
Financial income	3,623	1,249	2,374	190%
Other income / (expenses), net	2,058	1,499	559	37%
Net (loss) / income	$(234,435)	$94,124	$(328,559)	349%
Net (loss) / income. Net loss for the year ended December 31, 2021 was $234.4 million, a decrease of $328.6 million, or 349%, from the net income of $94.1 million for the year ended December 31, 2020. The differences between the two periods are discussed below.
Vessel revenue. Vessel revenue for the year ended December 31, 2021 was $540.8 million, a decrease of $375.1 million, or 41%, from vessel revenue of $915.9 million for the year ended December 31, 2020. TCE revenue (a non-IFRS measure) per day decreased to $11,466 per day during the year ended December 31, 2021 from $19,655 per day during the year ended December 31, 2020. This decrease was partially offset by an increase in revenue days to 46,865 days from 46,192 days for the years ended December 31, 2021 and 2020, respectively. The decrease in revenue is discussed below by reportable segment.

The following is a summary of our consolidated revenue by revenue type, in addition to TCE revenue per day and total revenue days.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2021	2020	favorable / (unfavorable)	Change
Pool revenue by operating segment
MR	$256,874	$340,937	$(84,063)	(25)%
LR2	180,912	369,476	(188,564)	(51)%
Handymax	50,143	105,355	(55,212)	(52)%
LR1	47,053	87,028	(39,975)	(46)%
Total pool revenue	534,982	902,796	(367,814)	(41)%
Voyage revenue (spot market)	5,804	13,096	(7,292)	(56)%
Gross revenue	540,786	915,892	(375,106)	(41)%
Voyage expenses	(3,455)	(7,959)	4,504	57%
TCE revenue (1)	$537,331	$907,933	$(370,602)	(41)%

Daily pool TCE by operating segment: (1)
MR pool	$11,427	$16,306	$(4,879)	(30)%
LR2 pool	12,208	27,048	(14,840)	(55)%
Handymax pool	9,541	14,854	(5,313)	(36)%
LR1 pool	11,707	21,594	(9,887)	(46)%
Consolidated daily pool TCE	11,489	19,761	(8,272)	(42)%
Voyage (spot market) - daily TCE	8,237	12,871	(4,634)	(36)%
Consolidated daily TCE	11,466	19,655	(8,189)	(42)%

Pool revenue days per operating segment
MR	22,480	20,908	1,572	8%
LR2	14,819	13,660	1,159	8%
Handymax	5,215	7,074	(1,859)	(26)%
LR1	4,019	4,030	(11)	—%
Total pool revenue days	46,533	45,672	861	2%
Voyage (spot market) revenue days	332	520	(188)	(36)%
Total revenue days	46,865	46,192	673	1%
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
Pool revenue. Pool revenue for the year ended December 31, 2021 was $535.0 million, a decrease of $367.8 million, or 41% from $902.8 million for the year ended December 31, 2020. The decrease in pool revenue was due to a decrease in pool TCE revenue per day across all of our reportable segments, partially offset by an increase in pool revenue days to 46,533 for the year ended December 31, 2021 from 45,672 for the year ended December 31, 2020.

Initially, the onset of the COVID-19 pandemic in March 2020 resulted in a sharp reduction in economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities opened up, which resulted in record increases in spot TCE rates late in the first quarter of 2020 and throughout the second quarter of 2020. These market dynamics, which were driven by arbitrage trading rather than underlying consumption, led to a build-up of global oil and refined petroleum product inventories. In June 2020, as underlying oil markets stabilized and global economies began to recover, the excess inventories that built up during this period began to slowly unwind thus causing demand for the seaborne transportation of refined petroleum products to decline.
Although there has been positive progress during 2021 to mitigate the impact of the COVID-19 pandemic (through the introduction of vaccines and the easing of travel restrictions and other restrictive measures), there are lingering negative impacts of the virus, which have arisen through the spread of more contagious and vaccine resistant variants and have hampered a full re-opening of the global economy, preventing demand for refined petroleum products from reaching pre-pandemic levels.
MR pool revenue. MR pool revenue for the year ended December 31, 2021 was $256.9 million, a decrease of $84.1 million, or 25%, from $340.9 million for the year ended December 31, 2020. MR pool daily TCE revenue decreased to $11,427 per day from $16,306 per day during the years ended December 31, 2021 and 2020, respectively. This decrease was driven by the favorable market conditions in the first half of 2020 where the strength in the market prior to the onset of the COVID-19 pandemic was followed by the COVID-19 precipitated volatility in the commodities markets, which significantly benefited demand for our vessels. The daily TCE rates earned by our vessels during the first half of 2020 offset the adverse market conditions experienced during the second half of 2020 to result in a net overall improvement during the year. These adverse market conditions, coupled with a steep decline in the underlying consumption of refined petroleum products persisted throughout 2021, resulting in a significant decline in MR pool revenue as compared to the year ended December 31, 2020.
Pool revenue days increased to 22,480 days from 20,908 days during the years ended December 31, 2021 and 2020, respectively. MR vessels had no offhire days for drydock, ballast water treatment system and scrubber installations during the year ended December 31, 2021, as compared to 1,355 offhire days in the year ended December 31, 2020.
LR2 pool revenue. Pool revenue from LR2 vessels for the year ended December 31, 2021 was $180.9 million, a decrease of $188.6 million, or 51%, from $369.5 million for the year ended December 31, 2020. Pool TCE revenue per day decreased to $12,208 per day from $27,048 per day during the years ended December 31, 2021 and 2020, respectively. This decrease was driven by the favorable market conditions in the first half of 2020 where the strength in the market prior to the onset of the COVID-19 pandemic was followed by the COVID-19 precipitated volatility in the commodities markets. LR2s benefited from these market conditions as the steep contango in the oil markets led to the utilization of larger vessels, such as LR2s and LR1s, for floating storage. Additionally, the LR2 market remained relatively resilient to the general market headwinds during the second half of 2020 as increased volumes of naphtha were transported to the far east to meet increased demand of the petrochemical industry, which use naphtha as a feedstock when prices relative to propane are favorable. These market conditions abated during 2021 which, along with the COVID-19 precipitated reductions in the underlying demand for refined petroleum products, resulted in a significant decline in LR2 pool revenue for the year ended December 31, 2021.
LR2 pool revenue days increased to 14,819 days from 13,660 days during the years ended December 31, 2021 and 2020, respectively. LR2s were offhire for 437 days for drydock, ballast water treatment system and scrubber installations during the year ended December 31, 2021 as compared to 1,440 offhire days during the year ended December 31, 2020. This decrease was due to a reduction in the number and duration of drydocks and scrubber installations during the year ended December 31, 2021, the durations of which were not as meaningfully impacted by COVID-19 restrictions as compared to the year ended December 31, 2020.
Handymax pool revenue. Handymax pool revenue for the year ended December 31, 2021 was $50.1 million, a decrease of $55.2 million, or 52%, from $105.4 million for the year ended December 31, 2020. Handymax pool revenue TCE revenue per day decreased to $9,541 per day from $14,854 per day during the years ended December 31, 2021 and 2020, respectively. Handymax vessels experienced a strong start to 2020 driven by the January 1, 2020 implementation date of the IMO low sulfur emissions standards. The spike in daily TCE rates brought on by the COVID-19 pandemic supported the handymax market, albeit to a lesser extent than the larger vessel classes, as smaller vessel classes are not traditionally utilized for floating storage opportunities. Moreover, the adverse market conditions due to the COVID-19 pandemic that began in the second half of 2020, which caused reductions in the underlying demand for refined petroleum products, persisted throughout 2021 resulting in a significant decrease in Handymax pool revenue.

Pool revenue days decreased to 5,215 days from 7,074 days during the years ended December 31, 2021 and 2020, respectively, resulting in an aggregate decrease of 1,859 pool revenue days. This decrease was due to the redelivery of three Handymax vessels upon the expiration of their bareboat charters in the second and third quarters of 2020, and the redelivery of four Handymax vessels upon the expiration of their bareboat charters in March 2021.
LR1 pool revenue. LR1 pool revenue for the year ended December 31, 2021 was $47.1 million, a decrease of $40.0 million, or 46%, from $87.0 million for the year ended December 31, 2020. LR1 TCE revenue per day decreased to $11,707 per day from $21,594 per day during the years ended December 31, 2021 and 2020, respectively. This decrease was driven by the favorable market conditions in the first half of 2020 where the strength in the market prior to the onset of the COVID-19 pandemic was followed by the COVID-19 precipitated volatility in the commodities markets. LR1s benefited from these market conditions as the steep contango in the oil markets led to the utilization of larger vessels, such as LR2s and LR1s, for floating storage. The daily TCE rates earned by our vessels during the first half of 2020 offset the adverse market conditions experienced during the second half of 2020 to result in a net overall improvement during the year. These adverse market conditions persisted throughout 2021 which resulted in a significant decrease in LR1 pool revenue for the year ended December 31, 2021.
LR1 pool revenue days remained consistent with 4,019 days and 4,030 days during the years ended December 31, 2021 and 2020, respectively.
Voyage revenue (spot market). Voyage revenue (spot revenue) consists of spot market voyages and short-term time charters. Voyage revenue for the year ended December 31, 2021 was $5.8 million, a decrease of $7.3 million or 56%, from $13.1 million for the year ended December 31, 2020.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2021	2020	favorable / (unfavorable)	Change
LR2	$—	$6,112	$(6,112)	(100.0)%
MR	5,804	6,984	(1,180)	(16.9)%
Total voyage revenue (spot market)	$5,804	$13,096	$(7,292)	(55.7)%
•Spot market voyages: Six MR product tankers operated in the spot market on voyage charters for an aggregate 332 revenue days during the year ended December 31, 2021. These voyages earned $5.8 million in spot market revenue during that period. Seven MR and four LR2 product tankers operated in the spot market on voyage charters for an aggregate 520 revenue days during the year ended December 31, 2020. These voyages earned $13.1 million in spot market revenue during that period.
•Short-term time charters: We consider short-term time charters (less than one year) as spot market voyages. No vessels were employed on short-term time charters during the years ended December 31, 2021 and 2020.
Time charter-out revenue. There was no time charter-out revenue (representing time charters with initial terms of one year or greater) for the years ended December 31, 2021 and 2020.
Vessel operating costs. Vessel operating costs for the year ended December 31, 2021 were $334.8 million, an increase of $1.1 million, from $333.7 million for the year ended December 31, 2020. Vessel operating days decreased to 48,114 days from 49,562 days for the years ended December 31, 2021 and 2020, respectively. Vessel operating cost per day across increased to an average of $6,959 per day during the year ended December 31, 2021 from an average of $6,734 during the year ended December 31, 2020. Vessel operating costs by operating segment are discussed below.

The following table is a summary of our vessel operating costs by operating segment:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2021	2020	favorable / (unfavorable)	change
Vessel operating costs
MR	$161,086	$147,851	$(13,235)	(9)%
LR2	105,714	107,710	1,996	2%
Handymax	38,157	47,791	9,634	20%
LR1	29,883	30,396	513	2%
Total vessel operating costs	$334,840	$333,748	$(1,092)	—%

Vessel operating costs per day
MR	$7,005	$6,520	$(485)	(7)%
LR2	6,896	7,007	111	2%
Handymax	7,055	6,710	(345)	(5)%
LR1	6,823	6,921	98	1%
Consolidated vessel operating costs per day	6,959	6,734	(225)	(3)%

Operating days
MR	22,995	22,675	320	1%
LR2	15,330	15,372	(42)	—%
Handymax	5,409	7,123	(1,714)	(24)%
LR1	4,380	4,392	(12)	—%
Total operating days	48,114	49,562	(1,448)	(3)%

MR vessel operating costs. Vessel operating costs for our MR segment were $161.1 million for the year ended December 31, 2021, an increase of $13.2 million, or 9%, from $147.9 million for the year ended December 31, 2020. Operating days increased by 320 days to 22,995 days from 22,675 days during the years ended December 31, 2021 and 2020, respectively as a result of the delivery of four newbuilding MRs throughout 2020. Operating costs per day increased to $7,005 per day from $6,520 per day, for the years ended December 31, 2021 and 2020, respectively, which was primarily attributable to (i) costs incurred to transition technical managers for certain MRs that were acquired from Trafigura Maritime Logistics Pte. Ltd. in 2019 and (ii) increased crewing related costs due to COVID-19.
LR2 vessel operating costs. Vessel operating costs for our LR2 segment were $105.7 million for the year ended December 31, 2021, a decrease of $2.0 million, or 2%, from $107.7 million for the year ended December 31, 2020. LR2 operating costs per day remained stable, decreasing slightly to $6,896 per day from $7,007 per day for the years ended December 31, 2021 and 2020, respectively. LR2 operating days also remained stable, decreasing slightly to 15,330 days from 15,372 days during the years ended December 31, 2021 and 2020, respectively.
Handymax vessel operating costs. Vessel operating costs for our Handymax segment were $38.2 million for the year ended December 31, 2021, a decrease of $9.6 million, or 20%, from $47.8 million for the year ended December 31, 2020. Handymax operating days decreased by 1,714 days to 5,409 days from 7,123 days during the years ended December 31, 2021 and 2020, respectively. This decrease was the result of the redelivery of three Handymax vessels upon the expiration of their bareboat charters in the second and third quarters of 2020, and the redelivery of four Handymax vessels upon the expiration of their bareboat charters in March 2021. Daily operating costs for our Handymax vessels increased to $7,055 per day during the year ended December 31, 2021 from $6,710 per day during the year ended December 31, 2020, which was the result of unplanned repairs undertaken on certain of the Handymax vessels during the period.

LR1 vessel operating costs. Vessel operating costs for our LR1 segment for the year ended December 31, 2021 were $29.9 million, a decrease of $0.5 million, or 2%, from $30.4 million for the year ended December 31, 2020. Daily operating costs per day remained stable, decreasing slightly to $6,823 per day during the year ended December 31, 2021 from $6,921 per day during the year ended December 31, 2020. Operating days for LR1 vessels remained consistent at 4,380 and 4,392 days during the years ended December 31, 2021 and 2020, respectively.
Voyage expenses. Voyage expenses were $3.5 million for the year ended December 31, 2021, a decrease of $4.5 million, or 57%, from $8.0 million for the year ended December 31, 2020. The decrease was primarily the result of the mix of vessels that traded in the spot market between the two periods. Six MR product tankers traded in the spot market during the year ended December 31, 2021, whereas seven MR and four LR2 product tankers traded in the spot market during the year ended December 31, 2020. LR2s, being our largest vessel class, have higher fuel consumption than the smaller vessels, which therefore had a corresponding impact on voyage expenses.
Depreciation - Owned and lease financed vessels. Depreciation expense for owned and lease financed vessels was $197.5 million for the year ended December 31, 2021, an increase of $3.2 million, or 2%, from $194.3 million for the year ended December 31, 2020. This increase was the result of an increase in expenditures for drydocks, ballast water treatment systems, and scrubber installation that occurred throughout 2020 and 2021.
Depreciation - Right of use assets. Depreciation - right of use assets for the year ended December 31, 2021 was $42.8 million, a decrease of $8.8 million, or 17%, from $51.6 million for the year ended December 31, 2020.   Right of use asset depreciation expense decreased as a result of the redelivery of three Handymax vessels upon the expiration of their bareboat charters in the second and third quarters of 2020, and the redelivery of four Handymax vessels upon the expiration of their bareboat charters in March 2021. These decreases were partially offset by the delivery of four newbuilding MRs in 2020, whose leasehold interests were acquired from Trafigura Maritime Logistics Pte. Ltd. in 2019.
Impairment of vessels. Impairment of vessels for the year ended December 31, 2020 was $14.2 million. As a result of our impairment testing as of December 31, 2020, the recoverable amounts for certain of the MRs in our fleet were below their carrying amounts, which resulted in an aggregate impairment charge of $14.2 million. There was no impairment charge recorded as a result of our impairment testing for the year ended December 31, 2021.
Impairment of goodwill. Impairment of goodwill for the year ended December 31, 2020 was $2.6 million. The recoverable amount of goodwill is tested by estimating the future cash flows of the reportable segments to which the goodwill is allocated. Our assessment of the carrying value of goodwill that was allocated to our LR1 reportable segment, which arose from our acquisition of Navig8 Product Tankers Inc. in 2017, resulted in an impairment charge to goodwill of $2.6 million. There was no impairment charge recorded as a result of our impairment testing for the year ended December 31, 2021.
General and administrative expenses. General and administrative expenses were $52.7 million for the year ended December 31, 2021, a decrease of $13.4 million, or 20%, from $66.2 million for the year ended December 31, 2020. The change was primarily driven by a decrease in compensation related expenses (amortization of restricted stock and salaries).
Financial expenses. Financial expenses were $144.1 million for the year ended December 31, 2021, a decrease of $10.9 million, or 7%, from $155.0 million for the year ended December 31, 2020.
Financial expenses for the year ended December 31, 2021 primarily consisted of (i) interest payable on debt of $116.0 million, (ii) accretion of our Convertible Notes due in 2022 and 2025 of $13.3 million, (iii) amortization of loan fees of $7.6 million, (iv) accretion of the premiums and discounts primarily recorded as part of the purchase price allocation on the indebtedness assumed from Navig8 Product Tankers Inc. in 2017 of $3.7 million, and (v) the loss on extinguishment of debt and write-off of deferred financing fees of $3.6 million.
Financial expenses for the year ended December 31, 2020 primarily consisted of (i) interest payable on debt of $132.4 million, (ii) accretion of our Convertible Notes Due 2022 of $8.4 million, (iii) amortization of loan fees of $6.7 million, (iv) the loss on extinguishment of debt and write-off of deferred financing fees of $4.1 million and (v) accretion of the premiums and discounts recorded as part of the purchase price allocation on the indebtedness assumed from Navig8 Product Tankers Inc. in 2017 of $3.4 million.
Interest expense decreased during the year ended December 31, 2021 as a result of lower average LIBOR rates, which underpin all of our variable rate borrowings, when compared to the year ended December 31, 2020. As a result of the onset of the COVID-19 pandemic in March 2020, LIBOR rates decreased significantly during the year ended December 31, 2020. Given the timing of when interest rates are fixed on our variable rate borrowings, this decrease primarily impacted our interest expense in the second half of that year and these low rates persisted throughout 2021. The average carrying value of our debt was relatively unchanged at $3.14 billion as of December 31, 2021 compared to $3.13 billion as of December 31, 2020.

The loss on extinguishment of debt and write-off of deferred financing fees during the years ended December 31, 2021 and 2020, respectively, were as follows:
•During the year ended December 31, 2021, our loss on extinguishment of debt and write-off of deferred financing fees was $3.6 million, which consisted of (i) $3.0 million of write-offs of deferred financing fees related to the refinancing of existing indebtedness on certain vessels, and (ii) $0.6 million of write-offs of the discounts that were initially recorded as part of the purchase price allocation on the debt assumed from Navig8 Product Tankers Inc. in 2017, and were written off as part of the refinancing of the existing debt on certain vessels in 2021.
•During the year ended December 31, 2020, our loss on extinguishment of debt and write-off of deferred financing fees was $4.1 million, which consisted of (i) $2.7 million of write-offs of deferred financing fees related to the refinancing of the existing indebtedness on certain vessels, (ii) $2.0 million of cash prepayment fees, primarily from the refinancing of certain vessels under our CSSC Lease Financing, offset by (iii) $0.7 million of write-offs of the premium and discounts that were initially recorded as part of the purchase price allocation on debt assumed from Navig8 Product Tankers Inc. in 2017, and were written off as part of the refinancing of the existing debt on certain vessels during 2020.
Loss on Convertible Notes exchange. Loss on Convertible Notes exchange was $5.5 million for the year ended December 31, 2021. In March 2021 and June 2021, we completed the exchange of approximately $62.1 million and $19.4 million, respectively, in aggregate principal amount of Convertible Notes Due 2022 for approximately $62.1 million and $19.4 million, respectively in aggregate principal amount of new 3.00% Convertible Notes due 2025 (the "Convertible Notes Due 2025") pursuant to separate, privately negotiated, agreements with certain holders of the Convertible Notes Due 2022, which we refer to as the 2021 Convertible Notes Exchanges. We have accounted for the 2021 Convertible Notes Exchanges as extinguishments of the original financial liability and the recognition of a new liability on the basis that the terms of the Convertible Notes Due 2022 are substantially different to the terms of the Convertible Notes Due 2025. We recorded an aggregate loss on the extinguishment of the Convertible Notes Due 2022 of $5.5 million as a result of the 2021 Convertible Notes Exchanges, which primarily arose from (i) the difference between the carrying value and the face value of the Convertible Notes Due 2022 on the date of the exchange, and (ii) transaction costs directly attributable to the 2021 Convertible Notes Exchanges.
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
Financial income. Financial income was $3.6 million for the year ended December 31, 2021, an increase of $2.4 million, or 190%, from $1.2 million for the year ended December 31, 2020. This increase was driven by a gain of $2.9 million recorded as a result of the modification of our CSSC Lease Financing arrangement during the year ended December 31, 2021. This transaction, and the related accounting, is which is described in Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F. The remaining financial income primarily relates to interest earned on our cash balance.
Results of Operations for the year ended December 31, 2020 compared to the year ended December 31, 2019
For a discussion of our results for the year ended December 31, 2020 compared to the year ended December 31, 2019, please see “Item 5 - Operating and Financial Review and Prospects - A. Operating Results - Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019” contained in our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 31, 2021.

B. Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs is expected to be the cash flows generated from our vessels, which primarily operate in the Scorpio Pools, in the spot market or on time charter, in addition to cash on hand. We believe that the Scorpio Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.
The cash flows we generate from our vessels have been, and continue to be, impacted by the COVID-19 pandemic. Initially, the onset of the COVID-19 pandemic resulted in a sharp reduction of economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities opened up, which resulted in record increases in spot TCE rates during the second quarter of 2020. These market dynamics led to a build-up of global oil and refined petroleum product inventories. In June 2020, as underlying oil markets stabilized and global economies began to recover, the excess inventories that built up during this period began to slowly unwind thus causing demand for the seaborne transportation of refined petroleum products to decline.
These market conditions, coupled with underlying oil consumption that has yet to reach pre-pandemic levels, have had an adverse impact on spot TCE rates throughout 2021. Nevertheless, the easing of restrictive measures and successful roll-out of vaccines in certain countries during 2021 served as a catalyst for an economic recovery in many countries throughout the world. Consequently, oil prices continue to push upward on the back of steadily increasing consumption, recently reaching highs not seen since 2014, and existing inventories of refined petroleum products have recently fallen below multi-year averages. Though these dynamics have set the stage for a long-term recovery, spot TCE rates remained subdued during 2021 as demand was still below pre-pandemic levels. We expect that the COVID-19 pandemic will continue to cause volatility in the commodities markets. The scale and duration of these circumstances is unknowable but could continue to have a material adverse impact on our earnings, cash flow and financial condition
As of December 31, 2021, certain of our credit facilities had scheduled maturities within 2022 and the first quarter of 2023. These consisted of the financings for four vessels under our Citibank / K-Sure Credit Facility for $76.8 million in aggregate, the financing for one vessel under our Credit Agricole Credit Facility for $16.5 million, one vessel under our 2021 $21.0 Million Credit Facility for $17.5 million and our Convertible Notes Due 2022 for $69.7 million are scheduled to mature within 2022. Additionally, the financings for three vessels under our Credit Agricole Credit Facility for $49.1 million in aggregate are scheduled to mature during the first quarter of 2023.
In the first quarter of 2022, we entered into agreements to sell 15 vessels (12 LR1s, and three MRs), seven of which have closed as of the date of this report. These sales are expected to raise over $196 million in aggregate new liquidity, after the repayment of debt. Additionally, the 12 LR1s that have been, or are expected to be sold, are financed under the aforementioned credit facilities that are expected to mature within 12 months of the date of this report, with the exception of our 2021 $21.0 Million Credit Facility for $17.5 million and our Convertible Notes Due 2022 for $69.7 million.
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
We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in the best interests of the Company, which may include the pursuit of additional vessel sales, business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short-term investments or other uses. Any funds received may be used by us for any corporate purpose. In connection with any transaction, we may enter into additional financing arrangements, refinance existing arrangements or raise capital through public or private debt or equity offerings of our securities. Any funds raised by us may be used for any corporate purpose. There is no guarantee that we will grow the size of our fleet or enter into transactions that are accretive to our shareholders.

As of December 31, 2021, our cash balance was $230.4 million, which was more than our cash balance of $187.5 million as of December 31, 2020. The changes in our cash balance are discussed below under the section entitled Cash Flows. As of March 18, 2022 and December 31, 2021, we had approximately $3.0 billion and $3.2 billion in aggregate outstanding indebtedness, respectively (which reflects the amounts payable under term loan facilities, lease financing arrangements and lease liabilities, and excludes unamortized deferred financing fees or other premiums and discounts). All of our credit facilities are described below under “Long-Term Debt Obligations and Credit Arrangements.”
As of December 31, 2021, our long-term liquidity needs were primarily comprised of our debt repayment obligations for our secured credit facilities, lease financing arrangements, obligations under our time and bareboat charter-in arrangements (which are accounted for under IFRS 16- Leases).
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
In September 2020, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of securities, which, in addition to our common shares, currently consist of our Senior Notes due 2025 (NYSE: SBBA), which were issued in May 2020, Convertible Notes due 2022, which were issued in May and July 2018, and Convertible Notes due 2025, which were issued in March and June 2021. The aforementioned repurchases of common stock and convertible notes were executed under the previous securities repurchase program, which has since been terminated. Any future purchases of our securities will be made under the new $250 million securities repurchase program and no securities have been repurchased under this program during the year ended December 31, 2021 and through March 18, 2022.
2013 Equity Incentive Plan
For a description of issuances of our common shares pursuant to our 2013 Equity Incentive Plan, see “Item 6. Directors, Senior Management and Employees - B. Compensation - 2013 Equity Incentive Plan.”
Cash Flows
The table below summarizes our sources and uses of cash for the periods presented:

	For the year ended December 31,
In thousands of U.S. dollars	2021	2020
Cash flow data
Net cash inflow/(outflow)
Operating activities	$73,300	$419,381
Investing activities	(52,278)	(174,477)
Financing activities	21,882	(259,696)

Cash flow from operating activities
Fiscal year ended December 31, 2021 compared to fiscal year ended December 31, 2020
Operating cash flows are driven by our results of operations along with movements in working capital. The following table sets forth the components of our operating cash flows for the years ended December 31, 2021 and December 31, 2020:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2021	2020	favorable / (unfavorable)	Change
Vessel revenue (1)	$540,786	$915,892	$(375,106)	(41)%
Vessel operating costs (1)	(334,840)	(333,748)	(1,092)	—%
Voyage expenses (1)	(3,455)	(7,959)	4,504	57%
General and administrative expenses - cash (1)(2)	(29,815)	(37,681)	7,866	21%
Financial expenses - cash (1) (3)	(115,983)	(134,454)	18,471	14%
Change in working capital (4)	14,337	14,583	(246)	(2)%
Financial income - cash	171	681	(510)	(75)%
Other	2,099	2,067	32	2%
Operating cash flow	$73,300	$419,381	$(346,081)	(83)%
(1)See “Item 5. Operating and Financial Review and Prospects- A. Operating Results” for information on these variations for the years ended December 31, 2021 and 2020.
(2)Cash general and administrative expenses are general and administrative expenses from our consolidated statements of income or loss excluding the amortization of restricted stock of $22.9 million and $28.5 million for the years ended December 31, 2021 and 2020, respectively.
(3)Cash financial expenses represents interest payable on our outstanding indebtedness and lease financing obligations. These amounts are derived from Financial expenses from our consolidated statements of income or loss excluding (i) the amortization of deferred financing fees of $7.6 million and $6.7 million for the years ended December 31, 2021 and 2020, respectively, (ii) the write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities of $3.6 million and $2.0 million over these same periods, (iii) the accretion of our Convertible Notes Due 2022 and Convertible Notes Due 2025 of $13.3 million and $8.4 million over these same periods, and (iv) accretion of $3.7 million and $3.4 million related primarily to the premiums and discounts recorded as part of the purchase price allocation on the indebtedness assumed from Navig8 Product Tankers Inc. in 2017 during the years ended December 31, 2021 and 2020. Cash financial expenses decreased primarily as a result of lower average LIBOR rates during the year ended December 31, 2021 as compared to the year ended December 31, 2020. As a result of the onset of the COVID-19 pandemic in March 2020, LIBOR rates decreased significantly during the year ended December 31, 2020. Given the timing of when interest rates are fixed on our variable rate borrowings, this decrease primarily impacted our interest expense in the second half of that year and throughout 2021. The average carrying value of our debt was relatively unchanged at $3.14 billion as of December 31, 2021 compared to $3.13 billion as of December 31, 2020.
(4)The change in working capital in 2021 was primarily driven by an increase in accounts payable, a decrease in prepaid expenses and other current assets and inventories, offset by increases in accounts receivable and other assets and a decrease in accrued expenses. These working capital movements were primarily driven by the timing of receipts from customers and payments to suppliers.
    The change in working capital in 2020 was primarily driven by decreases in accounts receivable, prepaid expenses and other current assets and other assets offset by decreases in accounts payable and accrued expenses, as well as an increase in inventories. The decrease in accounts receivable is due to timing. The end of 2019 marked a period of rising revenues driven by the onset of the IMO's low sulfur emission standard regulations, which served as a catalyst for the demand of the seaborne transportation of refined petroleum products. Accounts receivable at December 31, 2019 reflects the impact of these conditions. Conversely, the decreased accounts receivable balance at December 31, 2020 reflects the adverse market conditions brought on by the COVID-19 pandemic, which materialized for our business during the second half of 2020. The decreases in accrued expenses and accounts payable were driven by the timing of payments to suppliers in addition to a reduction in accrued interest given the decrease in LIBOR rates from 2019 to 2020. The remaining changes in working capital were also driven by the timing of the payments related to such items.

Cash flow from investing activities
The following table sets forth the components of our investing cash flows for the years ended December 31, 2021 and December 31, 2020:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2021	2020	favorable / (unfavorable)	Change
Cash inflows
Distributions from dual fuel tanker joint venture (1)	1,525	—	1,525	N/A
Total investing cash inflows	$1,525	$—	$1,525	N/A

Investment in dual fuel tanker joint venture (1)	(6,701)	—	(6,701)	N/A
Drydock, scrubber and BWTS payments (owned, lease financed, and bareboat-in vessels) (2)	(47,102)	(174,477)	127,375	73%
Total investing cash outflows	(53,803)	(174,477)	120,674	69%

Net cash outflow from investing activities	(52,278)	(174,477)	122,199	70%
(1)In August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to carry methanol both as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers. The dual-fuel MR methanol tankers are currently on long-term time charter contracts greater than five years. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million. We account for our interest in this joint venture using the equity method pursuant to IFRS 11 - Joint arrangements. Under this guidance, the investment is initially measured at cost, and the carrying amount of the investment is adjusted in subsequent periods based on our share of profits or losses from the joint venture (adjusted for any fair value adjustments made upon initial recognition). Any distributions received from the joint venture reduce the carrying amount.
This joint venture issued a cash distribution of $1.5 million in December 2021, which arose primarily as a result of the sale of two of the LR1s during the fourth quarter of 2021.
(2)Drydock, scrubber, ballast water treatment system and other vessel related payments represent the cash paid in 2021 and 2020 for the drydocking of our vessels, payments made as part of the agreements to purchase and install scrubbers and ballast water treatment systems and other vessel equipment.
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems from an unaffiliated third-party supplier for total consideration of $36.2 million. We paid $2.1 million as installment payments under this agreement during the year ended December 31, 2020. No installment payments were paid during the year ended December 31, 2021. An aggregate of $0.5 million and $18.3 million were paid during the years ended December 31, 2021 and 2020, respectively, as installation costs.
From August 2018 through November 2018, we entered into agreements with two unaffiliated third-party suppliers to retrofit a total of 77 of our tankers with scrubbers. In June and September 2019, we exercised options to retrofit an additional 14 and seven of our vessels, respectively, with scrubbers for total consideration of $30.3 million. In April 2020, we reached an agreement to postpone the purchase and installation of scrubbers on 19 vessels. In February 2021 we signed an agreement to retain the option to purchase these scrubbers through February 2023 and in August 2021, we exercised the option to purchase six scrubbers.
We paid $10.7 million and $43.9 million as installment payments under these agreements during the years ended December 31, 2021 and 2020, respectively. Additionally, an aggregate of $4.2 million and $68.2 million were paid during the years ended December 31, 2021 and 2020, respectively, as installation costs.
Twenty-one of our vessels were drydocked in accordance with their scheduled, class required special surveys and $31.6 million (which includes $4.9 million related to the installation of new equipment) was paid as part of these drydocks during the year ended December 31, 2021.
Thirty-four of our vessels were drydocked in accordance with their scheduled, class required special surveys and $42.0 million (which includes $5.4 million related to the installation of new equipment) was paid as part of these drydocks during the year ended December 31, 2020.

Cash flow from financing activities
Cash flows from financing activities primarily consist of: the issuance, repayment and costs related to our secured and unsecured debt, sale and leaseback liabilities, and IFRS 16 lease liabilities; the issuance and costs related to our common stock; the payment of dividends to our common shareholders; and, the activity within our Securities Repurchase Program (defined below). The following table sets forth the components of our financing cash flows for the years ended December 31, 2021 and December 31, 2020:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2021	2020	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities(1)	$68,593	$462,512	$(393,919)	(85)%
Proceeds from sale and leaseback transactions(1)	540,282	214,778	325,504	152%
Issuance of Unsecured Senior Notes Due 2025(1)	41,929	28,100	13,829	49%
Issuance of Convertible Notes Due 2025(1)	119,419	—	119,419	N/A
Gross proceeds from issuance of common stock(2)	—	2,601	(2,601)	(100)%
Decrease in restricted cash(3)	502	7,001	(6,499)	(93)%
Total financing cash inflows	770,725	714,992	55,733	8%

Cash outflows
Repayments on our secured credit facilities(1)	(488,436)	(486,731)	(1,705)	—%
Repayments under sale and leaseback liabilities(1)	(162,491)	(259,591)	97,100	37%
Repayments under IFRS 16 lease liabilities (1)	(56,729)	(77,913)	21,184	27%
Repurchases of convertible notes(1)	—	(46,737)	46,737	100%
Repayments of senior unsecured notes(1)	—	(53,750)	53,750	100%
Dividend payments(4)	(23,320)	(23,302)	(18)	—%
Common stock repurchases(5)	—	(13,115)	13,115	100%
Debt issuance costs(6)	(17,820)	(13,523)	(4,297)	(32)%
Equity issuance costs(2)	(47)	(26)	(21)	(81)%
Total financing cash outflows	(748,843)	(974,688)	225,845	23%

Net cash inflow / (outflow) from financing activities	$21,882	$(259,696)	$281,578	108%
(1)The following table sets forth the cash drawdowns and repayments on our secured credit facilities, unsecured debt, sale and leaseback liabilities, and IFRS 16 lease liabilities during the years ended December 31, 2021 and 2020. During these periods, certain credit facilities, unsecured debt, and lease financing arrangements were either entered into, drawn, or repaid in full. We refer to Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F for further details of all of our financing arrangements, including the activity that occurred during the years ended December 31, 2021 and 2020.

	2021		2020
	Drawdowns	Repayments	Drawdowns	Repayments
In thousands of U.S. dollars
KEXIM Credit Facility	—	(15,932)	—	(183,082)
ABN AMRO Credit Facility	—	—	—	(91,954)
ING Credit Facility	2,128	(193,476)	77,985	(18,076)
2018 NIBC Credit Facility	—	(31,066)	3,125	(3,680)
2017 Credit Facility	—	—	—	(131,499)
Credit Agricole Credit Facility	—	(8,569)	—	(8,568)

ABN AMRO/K-Sure Credit Facility	—	(41,827)	—	(3,851)
Citibank/K-Sure Credit Facility	—	(8,417)	—	(8,416)
ABN AMRO / SEB Credit Facility	—	(97,856)	6,312	(11,781)
Hamburg Commercial Bank Credit Facility	—	(3,291)	1,429	(3,264)
Prudential Credit Facility	—	(5,546)	—	(5,085)
2019 DNB / GIEK Credit Facility	—	(7,113)	55,500	(2,937)
BNPP Sinosure Credit Facility	1,915	(10,334)	101,461	(6,728)
2020 $225.0 Million Credit Facility	—	(63,254)	216,700	(7,810)
2021 $21.0 Million Credit Facility	21,000	(1,755)	—	—
2021 $43.6 Million Credit Facility	43,550	—	—	—
Total Secured Credit Facilities	$68,593	$(488,436)	$462,512	$(486,731)
Unsecured Senior Notes Due 2020	—	—	—	(53,750)
Convertible Notes Due 2022	—	—	—	(46,737)
Unsecured Senior Notes Due 2025	41,929	—	28,100	—
Convertible Notes Due 2025	119,419	—	—	—
Total Unsecured Senior Notes	$161,348	$—	$28,100	$(100,487)
Ocean Yield Lease Financing	—	(11,245)	—	(11,024)
CMBFL Lease Financing	—	—	—	(57,063)
BCFL Lease Financing (LR2s)	3,814	(10,690)	1,773	(8,724)
CSSC Lease Financing	11,848	(10,313)	—	(94,908)
CSSC Scrubber Financing	—	(4,443)	1,568	(8,101)
BCFL Lease Financing (MRs)	5,779	(14,639)	1,926	(11,988)
2018 CMBFL Lease Financing	—	(13,007)	10,125	(11,561)
$116.0 Million Lease Financing	1,926	(9,938)	5,653	(7,892)
AVIC Lease Financing	—	(13,327)	4,600	(12,177)
China Huarong Lease Financing	10,000	(16,834)	—	(13,500)
$157.5 Million Lease Financing	—	(14,143)	—	(14,143)
COSCO Lease Financing	—	(7,700)	—	(7,700)
2020 CMBFL Lease Financing	—	(3,241)	45,383	(810)
2020 TSFL Sale and Leaseback	—	(3,322)	47,250	—
2020 SPDBFL Lease Financing	—	(9,389)	96,500	—
2021 AVIC Lease Financing	96,352	(5,439)	—	—
2021 CMBFL Lease Financing	79,050	(4,485)	—	—
2021 TSFL Lease Financing	57,663	(3,286)	—	—
2021 CSSC Lease Financing	57,400	(3,507)	—	—
2021 $146.3 Million Lease Financing	146,250	—	—	—
2021 Ocean Yield Lease Financing	70,200	(417)	—	—
Prepaid interest expense	—	(3,126)	—	—
Total Sale and Leaseback Liabilities	$540,282	$(162,491)	$214,778	$(259,591)

IFRS 16 - Leases - 3 MRs	—	(7,668)	—	(12,174)
IFRS 16 - Leases - 7 Handymax	—	(1,879)	—	(7,256)
IFRS 16 - Leases - $670.0 Million	—	(46,561)	—	(58,483)
Prepaid interest expense	—	(621)	—	—
Total IFRS 16 Lease Liabilities	$—	$(56,729)	$—	$(77,913)

(2)     During the year ended December 31, 2020, we sold an aggregate of 137,067 of our common shares pursuant to our ATM Program at an average price of $18.79 per share for aggregate net proceeds of $2.6 million.
(3)    During the years end December 31, 2021 and 2020, we refinanced the amounts borrowed under our ABN AMRO/K-Sure Credit Facility, 2017 Credit Facility and CMBFL Lease Financing arrangement. As a result of the transactions, $0.5 million and $7.0 million of restricted cash was released during the years end December 31, 2021 and 2020 pursuant to the terms of these arrangements, respectively.
(4)     Dividend payments to shareholders were $23.3 million and $23.3 million for the years ended December 31, 2021 and 2020, respectively. These dividends represent dividends of $0.40 per share (based on the number of shares outstanding on each of the record dates) for each of the years ended December 31, 2021 and 2020.
(5)     Common stock repurchases during the year ended December 31, 2020 represent the repurchase of 1,170,000 of our common shares at an average price of $11.18 per share for a total of $13.1 million. No shares were repurchased during the year ended December 31, 2021.
(6)     Debt issuance costs relate to costs incurred for our secured credit facilities and lease financing arrangements which are described in Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.
Long-Term Debt Obligations and Lease Financing Arrangements
We refer to Note 6 and Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F for further details on our secured credit facilities, sale and leaseback liabilities, IFRS 16 lease liabilities, Senior Notes Due 2025, Convertible Notes Due 2022 and Convertible Notes Due 2025.
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
Our debt and lease financing agreements may require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, maximum leverage ratios, loan to value ratios and collateral maintenance, informational requirements, including the delivery of quarterly and annual financial statements and annual projections, and restrictive covenants, including maintenance of adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act, or ERISA; maintenance of flag and class of the vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants. Furthermore, our debt and lease financing agreements contain customary events of default, including cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in our business.
The following is a table summarizing our indebtedness as of December 31, 2021 and March 18, 2022. The balances set forth below reflect the principal amounts due under each facility or lease financing arrangement as of each date and do not reflect any: (i) unamortized deferred financing fees; (ii) discounts / premiums attributable to the debt, either assumed in a business combination that was recorded as part of the purchase price allocation or as part of the market issuance of a security; and (iii) deposits held by the lessor. The balances for the unsecured Senior Notes Due 2025 represents the face value of this instrument. The balances for the Convertible Notes Due 2022 represents the face value of this instrument, and the balances for the Convertible Notes Due 2025 represents the face value of this instrument plus interest that has accreted since the date of issuance pursuant to its accretion feature, which is described in Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.

In thousands of U.S. dollars	Amount outstanding at December 31, 2021	Amount outstanding at March 18, 2022
Credit Agricole Credit Facility (1)	73,591	53,578
Citibank / K-Sure Credit Facility (2)	78,401	37,881
Hamburg Commercial Credit Facility	37,024	37,024
Prudential Credit Facility	44,832	43,445
2019 DNB / GIEK Credit Facility	45,450	45,450
BNPP Sinosure Credit Facility (3)	86,314	89,761
2020 $225 Million Credit Facility (4)	145,636	103,819
2021 $21.0 Million Credit Facility	19,245	18,660
2021 $43.6 Million Credit Facility (5)	43,550	21,222
Ocean Yield Lease Financing	127,263	124,463
BCFL Lease Financing (LR2s)	79,321	76,560
CSSC Lease Financing	135,843	132,202
BCFL Lease Financing (MRs)	68,888	65,115
2018 CMBFL Lease Financing	111,986	108,734
$116.0 Million Lease Financing	95,789	93,246
AVIC Lease Financing (6)	106,405	86,315
China Huarong Lease Financing	103,416	99,208
$157.5 Million Lease Financing	109,657	106,121
COSCO Lease Financing	61,050	61,050
2020 CMBFL Lease Financing	41,332	40,927
2020 TSFL Sale and Leaseback	43,928	43,098
2020 SPDBFL Lease Financing	90,006	88,382
2021 AVIC Lease Financing	91,886	90,073
2021 CMBFL Lease Financing	74,565	74,160
2021 TSFL Lease Financing	54,377	54,377
2021 CSSC Lease Financing	53,893	52,578
2021 $146.3 Million Lease Financing	146,250	143,583
2021 Ocean Yield Lease Financing	69,783	68,340
Unsecured Senior Notes Due 2025 (7)	70,209	70,571
Convertible Notes Due 2022	69,695	69,695
Convertible Notes Due 2025 (8)	208,133	210,496
IFRS 16 - Leases - 3 MR	29,268	27,313
IFRS 16 - Leases - $670.0 Million	546,730	534,950
Total	$3,163,716	$2,972,397
(1)    In March 2022, we repaid $18.4 million on this credit facility as part of the sale of STI Excelsior.
(2)    In March 2022, we repaid $39.5 million on this credit facility as part of the sales of STI Excellence and STI Executive. As part of this repayment, $2.0 million was concurrently released from the debt service reserve account, which was previously held as restricted cash.
(3)    In March 2022, we drew down $3.4 million from the BNPP Sinosure Credit Facility to partially finance the scrubber installations on two LR1 product tankers.
(4)    In March 2022, we repaid $38.7 million on the $225.0 Million Credit Facility as part of the sales of STI Pride and STI Providence.
(5)    In March 2022, we repaid $21.2 million on the 2021 $43.6 Million Credit Facility as part of the sale of STI Prestige.

(6)    In February 2022, we repaid $17.2 million on the AVIC Lease Financing arrangement as part of the sale of STI Fontvieille.
(7)    As of March 18, 2022, we have sold an additional $0.4 million principal amount of Additional Notes under the Distribution Agreement for the Senior Notes Due 2025.
(8)    As of March 18, 2022, the Convertible Notes Due 2025 have accreted an additional $2.4 million pursuant to its accretion feature, which is described in Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.
Capital Expenditures
Vessel acquisitions and payments for vessels under construction
During the years ended December 31, 2020 and 2019, our vessel acquisitions and payments for vessels under construction consisted of purchases of vessels (or assumptions of leases) from third parties including from Trafigura Maritime Logistics Pte. Ltd., vessels delivered under construction contracts with various shipyards, installment payments, capitalized interest and other costs for vessels under construction. We made cash payments to acquire the vessels part of the Trafigura Transaction vessels of $3.0 million during the year ended December 31, 2019.
We did not enter into any agreements to construct vessels during the years ended December 31, 2021, 2020, and 2019 but we did have vessels delivered during those periods. During the year ended December 31, 2019, we assumed the leasehold obligations on 19 vessels as part of the Trafigura Transaction four of which were under construction as of December 31, 2019. The leases commenced upon delivery from the shipyard on two vessels in January 2020, one in March 2020, and one in September 2020.
The table set forth below lists the vessels that were acquired or delivered during the years ended December 31, 2020 and 2019. No vessels were acquired or delivered in 2021.

	Vessel Type	Constructed/Acquired	During the years ended December 31,
Name			2020	2019
STI Miracle	MR	Acquired	January		(1)
STI Maestro	MR	Acquired	January		(1)
STI Mighty	MR	Acquired	March		(1)
STI Maximus	MR	Acquired	September		(1)
STI Magic	MR	Acquired		September	(1)
STI Majestic	MR	Acquired		September	(1)
STI Mystery	MR	Acquired		September	(1)
STI Marvel	MR	Acquired		September	(1)
STI Magnetic	MR	Acquired		September	(1)
STI Millennia	MR	Acquired		September	(1)
STI Magister	MR	Acquired		September	(1)
STI Mythic	MR	Acquired		September	(1)
STI Magister	MR	Acquired		September	(1)
STI Modest	MR	Acquired		September	(1)
STI Maverick	MR	Acquired		September	(1)
STI Lobelia	LR2	Acquired		September	(1)
STI Lotus	LR2	Acquired		September	(1)
STI Lily	LR2	Acquired		September	(1)
STI Lavender	LR2	Acquired		September	(1)

			4	15
(1)    This vessel was acquired from Trafigura as part of the Trafigura Transaction and is classified as a Right of use asset.
Sales of vessels
We did not sell any vessels during the years ended December 31, 2021, 2020, and 2019. See the section entitled "Item 4. Information on the Company - A. History and Development of the Company - Recent Developments - Vessel Sales" for a description of the sales of an aggregate of 15 vessels that were agreed to in 2022.

Drydock
During the years ended December 31, 2021, 2020, and 2019, we completed the following drydocks, as described below:

Drydock	Total
Costs in thousands of U.S. dollars	Vessels	Off-hire days	Cost
Drydock in-progress at December 31, 2018			$1,544
Costs incurred in 2019			40,471
Drydock completed in 2019 (1)	34	1,575	33,609
Drydock in-progress at December 31, 2019			$8,406
Costs incurred in 2020			33,901
Drydock completed in 2020 (1)	34	2,431	39,322
Drydock in-progress at December 31, 2020			$2,985
Costs incurred in 2021			27,116
Drydock completed in 2021 (1)	21	803	28,128
Drydock in-progress at December 31, 2021			$1,973
(1)    Drydocks completed in 2019 includes 11 offhire days from drydocks which commenced in 2018. Drydocks completed in 2020 includes 433 offhire days from drydocks which commenced in 2019. Drydocks completed in 2021 includes 112 offhire days from drydocks which commenced in 2020. Offhire days include offhire days for installations of BWTS and / or scrubbers.
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
In June and September 2019, we exercised the option to retrofit 14 and seven additional vessels, respectively, with scrubbers for total consideration of $30.3 million.
In April 2020, we reached an agreement to postpone the purchase and installation of scrubbers on 19 vessels. In February 2021, we amended an agreement with respect to the purchase of scrubbers on 19 of our vessels to extend the availability period to purchase these scrubbers. In August 2021, we exercised the option to purchase six scrubbers, which are expected to be installed during the first six months of 2022.
•During 2021, one of our vessels was fitted with a scrubber and none were fitted with BWTS.
•During 2020, 46 of our vessels were fitted with scrubbers and 22 were fitted with BWTS.
The following table summarizes Ballast Water Treatment Systems activity for the years ended December 31, 2021, 2020 and 2019:

Ballast Water Treatment Systems	Total
Costs in thousands of U.S. dollars	Vessels	Off-hire days	Cost
Costs incurred in 2019 (1)			$45,450
BWTS completed in 2019 (2)	28	1,245	42,894
BWTS in-progress at December 31, 2019			$2,556
Costs incurred in 2020 (1)			30,922
BWTS completed in 2020 (2)	22	1,663	33,303
BWTS in-progress at December 31, 2020			$175
Costs incurred in 2021 (1)			218
BWTS completed in 2021 (2)	—	—	(65)
BWTS in-progress at December 31, 2021			$458
(1)    Includes capitalized interest of $0.2 million and $1.1 million in 2020 and 2019, respectively.
(2)    Offhire days include offhire days for drydock and/or installations of scrubbers.

The following table summarizes scrubber installation activity for the years ended December 31, 2021, 2020, and 2019:

Scrubber	Total
Costs in thousands of U.S. dollars	Vessels	Off-hire days	Cost
Costs incurred in 2019 (1)			$98,788
Scrubber completed in 2019 - notional drydock (2)			4,800
Scrubber completed in 2019 (3)	32	1,905	84,649
Scrubber in-progress at December 31, 2019			$9,339
Costs incurred in 2020 (1)			135,349
Scrubber completed in 2020 - notional drydock (2)			6,900
Scrubber completed in 2020 (3)	46	3,507	132,439
Scrubber in-progress at December 31, 2020			$5,349
Costs incurred in 2021 (1)			4,371
Scrubber completed in 2021 - notional drydock (2)			150
Scrubber completed in 2021 (3)	1	83	4,774
Scrubber in-progress at December 31, 2021			$4,796
(1)    Includes capitalized interest of $0.2 million, $1.2 million and $1.8 million in 2021, 2020 and 2019, respectively.
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
The table set forth below indicates the carrying amount of each of our vessels or right of use assets as of December 31, 2021 and December 31, 2020 and the aggregate difference between the carrying amount and the market value represented by such vessels or right of use assets (see footnotes to the table set forth below). This aggregate difference represents the approximate analysis of the amount by which we believe we would record a loss if we sold those vessels or right of use assets, in the current environment, on industry standard terms, in cash transactions and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed (i) that the vessels would be sold at a price that reflects our estimate of their basic market values and (ii) for vessels that are under lease financing arrangements or are recorded as right of use assets under IFRS 16 - Leases, the carrying value of the vessel at the date indicated, would be the price at which we would purchase those vessels back from the lessor. Additionally, we have not obtained valuations for certain of our leased vessels that are accounted for as right of use assets under IFRS 16 - Leases, however we have included their carrying amounts in the table set forth below.
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

			Carrying value as of,
	Vessel Name	Year Built	December 31, 2021		December 31, 2020
1	STI Amber	2012	27.4	(1)	29.1
2	STI Topaz	2012	27.4	(1)	29.2
3	STI Ruby	2012	25.2	(1)	26.6
4	STI Garnet	2012	27.5	(1)	29.3
5	STI Onyx	2012	27.6	(1)	29.3
6	STI Fontvieille	2013	26.1	(1)	27.6
7	STI Ville	2013	26.5	(1)	28.0
8	STI Duchessa	2014	26.3	(2)	27.7
9	STI Wembley	2014	26.4	(1)	27.7
10	STI Opera	2014	26.3	(2)	27.7
11	STI Texas City	2014	30.8	(1)	32.3
12	STI Meraux	2014	30.6	(1)	32.3
13	STI San Antonio	2014	30.7	(1)	32.4
14	STI Venere	2014	28.3	(2)	30.0
15	STI Virtus	2014	28.6	(2)	30.2
16	STI Aqua	2014	28.9	(2)	30.5
17	STI Dama	2014	28.8	(2)	30.4
18	STI Benicia	2014	31.6	(1)	33.3
19	STI Regina	2014	29.0	(2)	30.6
20	STI St. Charles	2014	30.6	(1)	32.3
21	STI Yorkville	2014	29.4	(2)	31.0
22	STI Milwaukee	2014	32.4	(1)	34.1
23	STI Battery	2014	29.4	(2)	30.9
24	STI Brixton	2014	26.1	(1)	27.5
25	STI Comandante	2014	25.0	(1)	26.7
26	STI Pimlico	2014	26.1	(1)	27.4
27	STI Hackney	2014	26.1	(1)	27.4
28	STI Acton	2014	26.4	(1)	27.7
29	STI Fulham	2014	26.2	(1)	27.6
30	STI Camden	2014	26.2	(1)	27.6
31	STI Finchley	2014	26.4	(1)	27.8
32	STI Clapham	2014	26.8	(1)	28.2
33	STI Poplar	2014	26.7	(1)	28.1

34	STI Elysees	2014	43.9	(1)	46.2
35	STI Madison	2014	44.1	(1)	46.3
36	STI Park	2014	44.0	(1)	46.3
37	STI Orchard	2014	44.3	(1)	46.6
38	STI Sloane	2014	44.5	(1)	46.7
39	STI Broadway	2014	43.8	(1)	46.1
40	STI Condotti	2014	44.7	(1)	46.9
41	STI Battersea	2014	26.4	(1)	27.7
42	STI Memphis	2014	31.5	(1)	33.2
43	STI Mayfair	2014	29.7	(2)	31.4
44	STI Soho	2014	29.6	(2)	31.3
45	STI Tribeca	2015	30.1	(2)	31.8
46	STI Hammersmith	2015	27.0	(1)	28.5
47	STI Rotherhithe	2015	27.3	(1)	28.8
48	STI Rose	2015	49.6	(1)	52.1
49	STI Gramercy	2015	29.7	(2)	31.3
50	STI Veneto	2015	44.9	(1)	47.1
51	STI Alexis	2015	49.5	(1)	52.0
52	STI Bronx	2015	30.4	(2)	32.1
53	STI Pontiac	2015	32.7	(1)	34.5
54	STI Manhattan	2015	30.0	(2)	31.8
55	STI Winnie	2015	45.6	(1)	47.9
56	STI Oxford	2015	45.9	(1)	48.1
57	STI Queens	2015	30.3	(2)	32.0
58	STI Osceola	2015	32.4	(1)	34.2
59	STI Lauren	2015	45.6	(1)	47.9
60	STI Connaught	2015	45.4	(1)	47.6
61	STI Notting Hill	2015	33.4	(1)	35.3
62	STI Spiga	2015	49.0	(1)	51.4
63	STI Seneca	2015	33.1	(1)	34.8
64	STI Savile Row	2015	49.8	(1)	52.2
65	STI Westminster	2015	33.6	(1)	35.3
66	STI Brooklyn	2015	30.4	(2)	31.9
67	STI Kingsway	2015	50.4	(1)	52.8
68	STI Lombard	2015	50.8	(1)	53.3
69	STI Carnaby	2015	50.5	(1)	52.9
70	STI Black Hawk	2015	33.0	(1)	34.6
71	STI Excel	2015	33.0	(1)	33.9
72	STI Solidarity	2015	38.8	(2)	40.1
73	STI Grace	2016	45.8	(2)	45.4
74	STI Jermyn	2016	46.6	(1)	48.1
75	STI Excelsior	2016	34.1	(1)	34.8
76	STI Expedite	2016	34.0	(1)	35.1
77	STI Exceed	2016	34.1	(1)	34.8
78	STI Executive	2016	36.7	(1)	37.9
79	STI Excellence	2016	36.8	(1)	37.8
80	STI Experience	2016	34.7	(1)	35.5

81	STI Express	2016	37.1	(1)	38.1
82	STI Precision	2016	37.8	(1)	38.0
83	STI Prestige	2016	37.5	(1)	37.9
84	STI Pride	2016	37.5	(1)	37.8
85	STI Providence	2016	37.4	(1)	37.8
86	STI Sanctity	2016	40.4	(2)	41.2
87	STI Solace	2016	40.2	(2)	41.4
88	STI Stability	2016	40.7	(2)	42.4
89	STI Steadfast	2016	40.5	(2)	41.0
90	STI Supreme	2016	38.6	(2)	38.6
91	STI Symphony	2016	40.1	(2)	41.2
92	STI Gallantry	2016	40.1	(2)	39.9
93	STI Goal	2016	39.8	(2)	39.9
94	STI Nautilus	2016	39.6	(2)	40.0
95	STI Guard	2016	39.9	(2)	39.7
96	STI Guide	2016	39.7	(2)	39.9
97	STI Selatar	2017	46.4	(2)	48.1
98	STI Rambla	2017	47.2	(2)	48.9
99	STI Galata	2017	33.8	(2)	35.4
100	STI Bosphorus	2017	31.5	(2)	32.9
101	STI Leblon	2017	34.2	(2)	35.9
102	STI La Boca	2017	34.3	(2)	36.0
103	STI San Telmo	2017	32.8	(2)	34.3
104	STI Donald C Trauscht	2017	33.2	(2)	34.7
105	STI Gauntlet	2017	41.1	(2)	42.1
106	STI Gladiator	2017	41.1	(2)	42.3
107	STI Gratitude	2017	40.9	(2)	42.4
108	STI Esles II	2018	33.4	(2)	34.9
109	STI Jardins	2018	33.5	(2)	35.0
110	STI Magic	2019	35.5	(2)	37.1
111	STI Majestic	2019	35.5	(2)	37.1
112	STI Mystery	2019	35.5	(2)	37.1
113	STI Marvel	2019	35.5	(2)	37.1
114	STI Magnetic	2019	35.5	(2)	37.1
115	STI Millennia	2019	35.5	(2)	37.1
116	STI Master	2019	35.5	(2)	37.1
117	STI Mythic	2019	35.6	(2)	37.2
118	STI Marshall	2019	35.6	(2)	37.2
119	STI Modest	2019	35.6	(2)	37.2
120	STI Maverick	2019	36.0	(1)	37.6
121	STI Lobelia	2019	49.9	(2)	52.1
122	STI Lotus	2019	49.9	(2)	52.0
123	STI Lily	2019	49.9	(2)	52.1
124	STI Lavender	2019	49.9	(2)	52.1
125	STI Miracle	2020	36.6	(2)	38.2
126	STI Maestro	2020	36.5	(2)	38.1
127	STI Mighty	2020	36.8	(2)	38.4

128	STI Maximus	2020	38.0	(1)	39.6
129	Style	2008	N/A	(4)	0.5
130	Stone	2008	N/A	(4)	0.5
131	Steel	2008	N/A	(4)	0.5
132	Sky	2007	N/A	(4)	0.6
133	STI Le Rocher	2013	9.1	(3)	11.9
134	STI Larvotto	2013	9.1	(3)	11.8
135	STI Beryl	2013	9.5	(3)	12.3

			$4,606.1		$4,810.1

(1)    As of December 31, 2021, the basic charter-free market value is lower than each vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeded their aggregate basic charter-free market value by approximately $177.9 million.
(2)    As of December 31, 2021, the basic charter-free market value was higher than each vessel’s carrying value. We believe that the aggregate carrying value of these vessels was lower than their aggregate basic charter-free market value by approximately $124.0 million.
(3)    This vessel is a leased vessel that is being accounted for as a ROU vessel under IFRS 16 - Leases. Accordingly, the carrying value reflects the present value of the minimum lease payments plus initial direct costs at the commencement date of the lease less straight-line depreciation over the life of the lease. Independent valuations were not obtained for these vessels, however, they were included as part of our impairment testing as described above.
(4)    These vessels were leased vessels that were being accounted for as ROU vessels under IFRS 16 - Leases. The bareboat charters on these vessels expired during the year ended December 31, 2021.

Material Cash Requirements
The following table sets forth our material cash requirements as of December 31, 2021:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Principal obligations under secured credit facilities (1)	$169,342	$194,752	$209,949	$—
Principal obligations under sale and leaseback liabilities (1)	183,494	380,472	606,533	495,139
Principal obligations under IFRS 16 - lease liabilities (1)	55,136	110,173	81,604	329,085
Estimated interest payments on secured bank loans (2)	14,629	24,258	7,584	—
Estimated interest payments on sale and leaseback liabilities (2)	68,304	135,354	88,482	41,866
Estimated interest payments on IFRS 16 - lease liabilities (2)	23,074	47,761	39,095	14,441
Technical management fees (3)	16,152	—	—	—
Commercial management fees (4)	17,041	—	—	—
Ballast Water Treatment System purchase commitments (5)	2,495	—	—	—
Exhaust Gas Cleaning System purchase commitments (6)	11,982	7,325	—	—
Convertible notes (7)	69,695	—	208,133	—
Convertible notes - estimated interest payments (8)	7,045	12,000	45,427	—
Senior unsecured notes (9)	—	—	70,209	—
Senior unsecured notes - estimated interest payments (10)	4,915	9,829	2,457	—
Total	$643,304	$921,924	$1,359,473	$880,531

(1)Represents principal and maturity payments due on our secured credit facilities, sale and leaseback liabilities and IFRS 16 - lease liabilities which are described in Note 6 and Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F. These payments are based on amounts outstanding as of December 31, 2021.
(2)Represents estimated interest payments on our secured credit facilities, sale and leaseback liabilities and IFRS 16 - lease liabilities. These payments were estimated by taking into consideration: (i) the margin on each financing arrangement and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of December 31, 2021.
The forward curve was calculated as follows as of December 31, 2021:

Year 1	0.55%
Year 2	1.33%
Year 3	1.63%
Year 4	1.61%	(A)
Year 5	1.75%
Year 6	1.69%	(A)
Year 7	1.80%
Year 8	1.76%	(A)
Year 9	1.81%	(A)
Year 10	1.87%

(A)Third party published interest swap rates were unavailable. As such, we interpolated these rates using the averages of the years in which swap rates were published.

Interest was then estimated using the rates mentioned above multiplied by the amounts outstanding under our various financing arrangements using the balance as of December 31, 2021 and taking into consideration the scheduled amortization of such arrangements going forward until their respective maturities. As of December 31, 2021, the weighted-average margin on our variable rate financing was (i) 2.39% on our secured credit facilities, (ii) 3.54% on our sale and leaseback liabilities, and (iii) 3.50% on our IFRS 16 - lease liabilities. Additionally, the following sale and leaseback liabilities and IFRS 16 - lease liabilities do not have a variable interest component: BCFL Lease Financing (MRs); $116.0 Million Lease Financing; the scrubber portion of BCFL Lease Financing (LR2s); and IFRS 16 - Leases - 3 MR. Accordingly, the interest portion of these liabilities are calculated using the implied interest rate in these agreements.
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
(5)Represents obligations as of December 31, 2021 under our agreements to purchase ballast water treatment systems as described in the section above entitled "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Capital Expenditures". These amounts exclude installation costs and are subject to change as installation times are finalized.
(6)Represents obligations as of December 31, 2021 under our agreement to purchase exhaust gas cleaning systems ("scrubbers") as described in the section above entitled "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Capital Expenditures".
(7)Represents the principal due at maturity on our Convertible Notes Due 2022 and our Convertible Notes Due 2025 (including the Accreted Principal Amount of $8.1 million, which is defined in Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F) as of December 31, 2021.
(8)Represents estimated coupon interest payments on our Convertible Notes Due 2022 and our Convertible Notes Due 2025 as of December 31, 2021. The Convertible Notes Due 2022 bear interest at a coupon rate of 3.00% per annum and mature in May 2022. The Convertible Notes Due 2025 bear interest at a coupon rate of 3.00% per annum and mature in May 2025.
(9)Represents the principal due at maturity on our Senior Notes Due 2025 as of December 31, 2021.
(10)Represents estimated coupon interest payments on our Senior Notes Due 2025 as of December 31, 2021. The Senior Notes Due 2025 bear interest at a coupon rate of 7.00% per annum and mature in June 2025.
Off-Balance Sheet Arrangements
As of December 31, 2021, we were committed to purchasing scrubbers and ballast water treatment systems.
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
E. Critical Accounting Estimates
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
A description of the significant accounting judgments and estimates can be found in Note 1 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers as of the date of this annual report. Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. The terms of our Class I directors expire at the 2023 annual meeting of shareholders, the terms of our Class II directors expire at the 2024 annual meeting of shareholders, and the terms of our Class III directors expire at the 2022 annual meeting of shareholders. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., 9, Boulevard Charles III, Monaco 98000.
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

Name	Age	Position
Emanuele A. Lauro	43	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	61	President and Class II Director
Cameron Mackey	53	Chief Operating Officer and Class III Director
Brian Lee	55	Chief Financial Officer
Filippo Lauro	45	Vice President
Alexandre Albertini	45	Class III Director
Ademaro Lanzara	79	Class I Director
Marianne Økland	59	Class III Director
Jose Tarruella	50	Class II Director
Reidar Brekke	60	Class II Director
Merrick Rayner	66	Class I Director

Biographical information concerning the directors and executive officers listed above is set forth below.

Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company's founder, has served as Chairman and Chief Executive Officer since the closing of our initial public offering in April 2010. He also co-founded and serves as Chairman and Chief Executive Officer of Eneti Inc. (NYSE: NETI), which was formed in 2013. Mr. Emanuele Lauro also served as director and Chief Executive Officer of Hermitage Offshore Services Ltd. between 2018 and 2021. Mr. Emanuele Lauro joined Scorpio in 2003 and has continued to serve there in a senior management position since 2004. Under his leadership, Scorpio has grown from an owner of three vessels in 2003 to become a leading operator and manager of more than 200 vessels in 2021. Over the course of the last several years, Mr. Emanuele Lauro has founded and developed all of the Scorpio Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. He is the President of the Monaco Chamber of Shipping and is also a member of the Advisory Board of Fordham University. In addition, Mr. Emanuele Lauro served as director of the Standard Club from May 2013 to January 2019. He has a degree in international business from the European Business School, London. Mr. Emanuele Lauro is the brother of our Vice President, Mr. Filippo Lauro.
Robert Bugbee, President and Director
Robert Bugbee has served as a Director and President since the closing of our initial public offering in April 2010. He has more than 36 years of experience in the shipping industry. Mr. Bugbee also co-founded and serves as President and Director of Eneti Inc. since July and April 2013, respectively. He also served as President and director of Hermitage Offshore Services Ltd. between 2018 and 2021. He joined Scorpio in March 2009 and has continued to serve there in a senior management position. Prior to joining Scorpio, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industries. From 1995 to 2007, he was employed at OMI Corporation, or OMI, a NYSE-listed tanker company which was sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000, and Senior Vice President from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time, Mr. Bugbee took a two year sabbatical beginning 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.
Cameron Mackey, Chief Operating Officer and Director
Cameron Mackey has served as the Company's Chief Operating Officer since the closing of our initial public offering in April 2010 and as a Director since May 2013. Mr. Mackey also serves as Chief Operating Officer of Eneti Inc. since July 2013. He also served as Chief Operating Officer of Hermitage Offshore Services Ltd. between 2018 and 2021 and as a director since July 2019 He joined Scorpio in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio, Mr. Mackey was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. Mr. Mackey has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
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
Filippo Lauro, Vice President
Mr. Filippo Lauro has served as an executive officer of the Company with the title of Vice President since May 2015. He also serves as Vice President of Eneti Inc. since June 2016. Mr. Filippo Lauro served as Vice President of Hermitage Offshore Services Ltd. between 2018 and 2021. Mr. Filippo Lauro joined Scorpio in 2010 and has continued to serve there in a senior management position. Prior to joining Scorpio, he was the founder of and held senior executive roles in several private companies, primarily active in real estate, golf courses and resorts development. Mr. Filippo Lauro is the brother of our Chairman and Chief Executive Officer, Mr. Emanuele Lauro.

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
Marianne Økland, Director
Marianne Økland has served on the Company's Board of Directors since April 2013. She is also an independent director on the Professional Welsh Rugby Board responsible for the Welsh national teams and the four professional regional teams and was a non-executive director and Chair of the Audit Committee at Hermitage Offshore Services Ltd. Between 2010 and 2019, she held various non-executive director positions at IDFC Limited, IDFC Alternatives (India), Islandsbanki (Iceland), the National Bank of Greece and NLB (Slovenia). She was also a member of the Audit Committee of the National Bank of Greece, and the Chair of the Audit Committee of each of IDFC Limited and NLB (Slovenia). In addition, Ms. Økland served as Managing Director of Avista Partners, a London based consultancy company that provides advisory services and raises capital, from 2009 to 2018. Between 1993 and 2008, she held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring. Ms. Økland has led many transactions for large Nordic banks and insurance companies and worked on some of the most significant mergers and acquisitions in these sectors. Between 1988 and 1993, she headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments. Ms. Økland holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.
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

Reidar C. Brekke, Director
Reidar C. Brekke has served on the Company's Board of Directors since December 2016. Mr. Brekke has over 21 years’ experience in the international energy, container logistics and transportation sector. He also serves as a partner of Brightstar Capital Partners, a middle market private equity firm. From June 2010 to January 2022 he was a member of the Board of Directors of Performance Shipping Inc. (NASDAQ: PSHG) and from December 2012 to August 2018, Mr. Brekke served as a board member and President of Intermodal Holdings LP, a New York based portfolio company that invests in and operates marine containers. From 2008 to 2012, Mr. Brekke served as President of Energy Capital Solution Inc., a company that provides strategic and financial advisory services to international shipping, logistics and energy related companies. From 2003 to 2008, he served as Manager of Poten Capital Services LLC, a registered broker-dealer specialized in the maritime sector. Prior to 2003, Mr. Brekke served as Chief Financial Officer, then President and Chief Operating Officer, of SynchroNet Marine, a logistics service provider to the global container transportation industry. He also held various senior positions with AMA Capital Partners LLC (formerly American Marine Advisers), a merchant banking firm focused on the maritime and energy industries. Furthermore, Mr. Brekke has been an adjunct professor at Columbia University’s School of International and Public Affairs - Center for Energy, Marine Transportation and Public Policy. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and has an MBA from the University of Nevada, Reno.
Merrick Rayner, Director
Merrick Rayner has served on our Board of Directors since September 2017. Mr. Rayner has 42 years of experience in the tanker business. From 1974 to 2003, Mr. Rayner was a broker at H. Clarkson & Company Limited shipbrokers, with experience in both the deep-sea tanker chartering business as well as new and second-hand vessel sale and purchase. From 1987 to 1989, Mr. Rayner served as Director of Clarkson Sale and Purchase Division. From 1989 until leaving H. Clarkson & Company Limited in 2003, he was a director of the company, and also served as a director of Clarkson Research Studies from 1992 until 2003. In 2003, Mr. Rayner joined E.A. Gibson’s shipbrokers as a broker, where he developed the company’s time charter and projects group. He also served as a director of Gibson’s from 2012 until his retirement in 2016. Mr. Rayner currently resides in the United Kingdom.
B. Compensation
We paid an aggregate compensation of $23.0 million, $33.2 million and $32.5 million to our senior executive officers in 2021, 2020, and 2019, respectively. Executive management remuneration was as follows during these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2021	2020	2019
Short-term employee benefits (salaries)	$5,488	$10,989	$10,821
Share-based compensation (1)	17,476	22,217	21,712
Total	$22,964	$33,206	$32,533

(1)Represents the amortization of restricted stock issued under our equity incentive plans. See Note 14 to our Consolidated Financial Statements included herein for further description.
Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus an additional fee of $10,000 for each committee on which a director serves plus an additional fee of $25,000 for each committee for which a director serves as Chairman, per year, plus an additional fee of $35,000 to the lead independent director, per year, plus $2,000 for each meeting, plus reimbursements for actual expenses incurred while acting in their capacity as a director. During each of the years ended December 31, 2021 and 2020, we paid aggregate cash compensation of $0.9 million and $0.9 million to our directors, respectively. Our officers and directors are also eligible to receive awards under our equity incentive plan which is described below under “—2013 Equity Incentive Plan.”
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

2013 Equity Incentive Plan
    In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 500,000 common shares for issuance under the 2013 Equity Incentive Plan which was increased by an aggregate of 4,342,783 common shares through December 31, 2018 and subsequently revised as follows:
The following is the reloading of additional common shares in 2019, 2020 and 2021 under the 2013 Equity Incentive Plan:

	Date of Reload	Common Shares Reserved	Par Value
1	February 2019	86,977	$0.01 per share
2	July 2019	134,893	$0.01 per share
3	December 2019	529,624	$0.01 per share
4	June 2020	362,766	$0.01 per share
5	December 2020	367,603	$0.01 per share
6	June 2021	386,883	$0.01 per share
7	October 2021	693,864	$0.01 per share
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
Adjustments may be made to outstanding awards in the event of a corporate transaction, change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the 2013 Equity Incentive Plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.
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
The following paragraphs summarize our grants of restricted stock during the years ended December 31, 2021, 2020, and 2019. The vesting periods of these grants are determined by the plan administrator and generally range from one to five years. Additionally, vesting of these grants is generally subject to a grantee's continued employment with the Company through the vesting date unless the grantee is terminated without cause or due to the grantee's death or disability.
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
In December 2019, we issued 60,000 shares of restricted stock to our independent directors for no cash consideration. The share price on the issuance date was $33.90 per share. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vested on December 4, 2020, (ii) one-third of the shares vested on December 3, 2021, and (iii) one-third of the shares vest on December 2, 2022.
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
In December 2020, we issued 90,000 shares of restricted stock to our independent directors and 3,000 to an SSH employee for no cash consideration. The share price on the issuance date was $11.36 per share. The vesting schedule of the restricted stock issued to independent directors is (i) one-third of the shares vested on December 3, 2021, (ii) one-third of the shares vest on December 2, 2022, and (iii) one-third of the shares vest on December 1, 2023. The vesting schedule of restricted stock issued to the SSH employee is (i) one-third of the shares vest on June 5, 2023, (ii) one-third of the shares vest on June 4, 2024, and (iii) one-third of the shares vest on June 4, 2025.
In April 2021, we issued 276,369 shares of restricted stock to certain of our employees for no cash consideration. The share price on the issuance date was $18.38 per share. The vesting schedule for these restricted shares is (i) one-third of the shares vest on March 1, 2024, (ii) one-third of the shares vest on March 3, 2025, and (iii) one-third of the shares vest on March 2, 2026.
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
D. Employees
As of December 31, 2021 and 2020, we had 26 and 25 shore-based employees, respectively. SSM and SCM were responsible for our commercial and technical management.
E. Share Ownership
The following table sets forth information regarding the share ownership of our common stock as of March 18, 2022 by our directors and executive officers, including the restricted shares issued to our executive officers and to our independent directors as well as distributions of dividends from Eneti, a related party, and shares purchased in the open market.

Name	No. of Shares	% Owned (5)
Emanuele A. Lauro (1)	714,681	1.22%
Robert Bugbee (2)	2,143,599	3.67%
Cameron Mackey (3)	732,862	1.26%
Brian M. Lee (4)	693,720	1.19%
All other executive officers and directors individually	*	*

(1)Includes 595,893 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(2)Includes 595,893 unvested shares of restricted stock from the 2013 Equity Incentive Plan and assuming the full exercise of call options on 1,535,000 common shares.
(3)Includes 424,156 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(4)Includes 303,758 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(5)Based on 58,369,516 common shares outstanding as of March 18, 2022.
* The remaining executive officers and directors individually each own less than 1% of our outstanding shares of common stock.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A. Major shareholders.
The following table sets forth information regarding beneficial ownership of our common stock for owners of more than five percent of our common stock, of which we are aware as of March 18, 2022.

Name	No. of Shares		% Owned (3)
Scorpio Holdings Limited	3,556,735	(1)	6.1%
Blackrock Inc.	3,712,955	(2)	6.4%

(1)     This information is derived from a Schedule 13D/A filed with the SEC on December 23, 2020 and other information made available to the Company.
(2)     This information is derived from a Schedule 13G/A filed with the SEC on February 3, 2022.
(3)     Based on 58,369,516 common shares outstanding as of March 18, 2022.
As of March 18, 2022, we had 162 shareholders of record, 60 of which were located in the United States and held an aggregate of 55,679,052 shares of our common stock, representing 95.39% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 54,005,736 shares of our common stock, as of that date.
Additionally, Eneti currently owns 2,155,140 common shares of the Company, representing approximately 3.7% of our outstanding common shares as of March 18, 2022, which it acquired through transactions directly with the Company.
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

Tanker pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers. When we employ a vessel in the spot charter market, we generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. The earnings allocated to vessels (charterhire expense for the pool) are aggregated and divided on the basis of a weighted scale, or Pool Points, which reflect comparative voyage results on hypothetical benchmark routes. The Pool Point system generally favors those vessels with greater cargo-carrying capacity and those with better fuel consumption. Pool Points are also awarded to vessels capable of carrying clean products and to vessels capable of trading in certain ice conditions. We currently participate in four pools: the Scorpio LR2 Pool, the Scorpio LR1 Pool, the Scorpio MR Pool and the Scorpio Handymax Tanker Pool.
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
Our Relationship with Scorpio and its Affiliates
Scorpio is owned and controlled by the Lolli-Ghetti family, of which Messrs. Emanuele Lauro and Filippo Lauro are members. Annalisa Lolli-Ghetti is majority owner of Scorpio (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 6.1% of our common shares. We are not affiliated with any other entities in the shipping industry other than those that are members of Scorpio.
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

Transactions with Related Parties
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the consolidated statements of income and balance sheet are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2021	2020	2019
Pool revenue(1)
Scorpio MR Pool Limited	$256,874	$340,937	$261,727
Scorpio LR2 Pool Limited	180,912	369,476	260,893
Scorpio Handymax Tanker Pool Limited	50,143	105,355	103,150
Scorpio LR1 Pool Limited	47,053	87,028	66,009
Voyage revenue(2)	—	2,334	—
Voyage expenses(3)	(1,461)	(3,507)	(2,414)
Vessel operating costs(4)	(35,427)	(33,896)	(31,732)
Administrative expenses(5)	(13,557)	(13,876)	(12,975)
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
•Bunkers of $2.6 million, $3.6 million, and $0.8 million were purchased from a related party bunker provider during the years ended December 31, 2021, 2020, and 2019, respectively. These bunkers were purchased when our vessels were operating in the spot market, outside of the Scorpio Pools. Approximately $1.4 million, $2.9 million, and $0.3 million, respectively, of these purchases were consumed during the spot market voyages, and the remaining unconsumed portion was considered a working capital contribution to the pool (see below for a description on the accounting for working capital contributions to the Scorpio Pools) when the vessels re-joined the pools during the years ended December 31, 2021 and 2020, respectively.
•Voyage expenses of $19,175, $4,925 and $4,357 charged by a related party port agent during the years ended December 31, 2021, 2020 and 2019 respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.
(4)Related party expenditures included within vessel operating costs in the consolidated statements of income or loss consist of the following:

•Technical management fees of $32.7 million, $31.9 million, and $30.0 million charged by SSM, a related party, during the years ended December 31, 2021, 2020. and 2019 respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $152.0 million, $146.0 million, and $138.9 million during the years ended December 31, 2021, 2020 and 2019 respectively. SSM's annual technical management fee is a fixed fee of $175,000 per vessel plus certain itemized expenses pursuant to the technical management agreement.
•Vessel operating expenses of $2.7 million, $2.0 million and $1.7 million charged by a related party port agent during the years ended December 31, 2021, 2020 and 2019, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.
(5)We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH also administers the payroll for certain of our employees. SSH is a related party to us. The services provided to us by SSH may be sub-contracted to other entities within Scorpio. The expenses incurred under this agreement were recorded in general and administrative expenses in the consolidated statement of income or loss and were as follows:
•The expense for the year ended December 31, 2021 of $13.6 million included (i) administrative fees of $12.2 million charged by SSH, (ii) restricted stock amortization of $1.3 million, which relates to the issuance of an aggregate of 315,950 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $51,962 to SSH and $14,726 to SCM.
•The expense for the year ended December 31, 2020 of $13.9 million included (i) administrative fees of $12.6 million charged by SSH, (ii) restricted stock amortization of $1.2 million, which relates to the issuance of an aggregate of 315,950 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $19,772 to SSH and $45,539 to SCM.
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

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2021	2020
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$36,216	$26,413
Accounts receivable and prepaid expenses (SSM) (2)	3,426	4,259
Other assets (pool working capital contributions) (3)	73,161	73,161
Liabilities:
Accounts payable and accrued expenses (SSM)	9,844	935
Accounts payable and accrued expenses (owed to the Scorpio Pools)	2,548	945
Accounts payable and accrued expenses (SSH)	1,888	404
Accounts payable and accrued expenses (related party port agent)	674	355
Accounts payable and accrued expenses (SCM)	25	58
(1)Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of December 31, 2020 included $1.1 million of working capital contributions made on behalf of our vessels to the Scorpio Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:
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
Other transactions
Starting in October 2019, we provided guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers. These guarantee agreements expired during the year ended December 31, 2021 and no amounts were paid to this provider under these guarantees during the years ended December 31, 2021 and 2020.
In August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) along with four ice class 1A LR1 product tankers. Two of the LR1 tankers that are part of this joint venture are commercially and technically managed by SCM and SSM, respectively.
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
We are a holding company with no material assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to pay dividends, if any, depends on our subsidiaries and their ability to distribute funds to us. Our credit facilities and lease financing arrangements have restrictions on our ability, and the ability of certain of our subsidiaries, to pay dividends in the event of a default or breach of covenants under the agreements. Under such circumstances, we or our subsidiaries may not be able to pay dividends so long as we are in default or have breached certain covenants of a credit facility or lease financing arrangement without our lender’s consent or waiver of the default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.
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
For the years ended December 31, 2021, 2020 and 2019, we paid aggregate dividends to our shareholders in the amount of $23.3 million, $23.3 million and $21.3 million, respectively. We have paid the following dividends per share in respect of the periods set forth below:

Date Paid	Dividends per Share
March 28, 2019	$0.10
June 27, 2019	$0.10
September 27, 2019	$0.10
December 13, 2019	$0.10
March 13, 2020	$0.10
June 15, 2020	$0.10
September 29, 2020	$0.10
December 14, 2020	$0.10
March 15, 2021	$0.10
June 15, 2021	$0.10
September 29, 2021	$0.10
December 15, 2021	$0.10
March 15, 2022	$0.10
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

Authorized capitalization
Under our Articles of Incorporation, we have authorized 175,000,000 registered shares, consisting of 150,000,000 common shares, par value $0.01 per share, of which 58,369,516 shares were issued and outstanding as of March 18, 2022 and 25,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.
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
Dissenters’ Rights of Appraisal and Payment
Under the BCA, our shareholders have the right to dissent from various corporate actions and receive payment of the fair market value of their shares. In the event of any further amendment of our Articles of Incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.
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
For our 2021 taxable tax year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.
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
We believe that we currently satisfy the Publicly-Traded Test and intend to take this position on our United States federal income tax return for the 2021 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.
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
Based on the floating rate debt at December 31, 2021 and 2020, a one-percentage point increase in the floating interest rate would increase interest expense by $26.2 million and $26.8 million per year, respectively. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of December 31,
In thousands of U.S. dollars	2022	2023 - 2024	2025- 2026	Thereafter
Principal payments floating rate debt (unhedged)	$371,642	$592,829	$829,348	$824,224
Principal payments fixed rate debt	106,025	92,568	347,080	—
Total principal payments on outstanding debt	$477,667	$685,397	$1,176,428	$824,224
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. We currently do not have any vessels employed on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $46.9 million and $46.2 million for the years ended December 31, 2021 and 2020, respectively.

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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2021 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
B. Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) and 15d-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2021 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company’s internal controls over financial reporting was effective as of December 31, 2021 based on the criteria in Internal Control—Integrated Framework issued by COSO (2013).
C. Attestation Report of the Registered Public Accounting Firm
The effectiveness of Company’s internal control over financial reporting, at December 31, 2021, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.
D. Changes in Internal Control Over Financial Reporting
There were no changes in internal control over financial reporting (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
(a) Audit Fees
Our principal accountant for fiscal years ended December 31, 2021 and 2020 was PricewaterhouseCoopers Audit and the audit fee for those periods was $683,400 and $701,600, respectively.
Our principal accountant, PricewaterhouseCoopers Audit, or its affiliates, provided additional services related to the reviews of our published interim financial results and related comfort letters, the May 2020 offering and 2021 Distribution Agreement to issue Additional Notes of our Senior Notes Due 2025. The aggregate fees for these services were $148,500 and $221,000 for the years ended December 31, 2021 and 2020, respectively.
(b) Audit-Related Fees
None
(c) Tax Fees
None
(d) All Other Fees
None
(e) Audit Committee’s Pre-Approval Policies and Procedures
Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.
(f) Audit Work Performed by Other Than Principal Accountant if Greater Than 50%
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
In September 2020, our Board of Directors authorized a new securities repurchase program to purchase up to an aggregate of $250 million of our securities, which, in addition to our common shares, currently consist of our Senior Notes due 2025 (NYSE: SBBA), which were issued in May 2020, Convertible Notes due 2022, which were issued in May and July 2018, and Convertible Notes due 2025, which were issued in March 2021. The aforementioned repurchases of common stock and our convertible notes were executed under the previous securities repurchase program, which has since been terminated. Any future repurchases of our securities will be made under the new $250 million securities repurchase program. No securities have been repurchased under this program during the year ended December 31, 2021 and through March 18, 2022.
There were 58,369,516 common shares outstanding as of March 18, 2022.
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
There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Marshall Islands law and our Bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2021 and through the date of this annual report, our non-management directors met in executive session three times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The financial information required by this Item is set forth beginning on page F-1 and is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated Bylaws of the Company (3)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (8)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (12)
2.1	Form of Stock Certificate (12)
2.2	Form of Senior Debt Securities Indenture (4)
2.3	Form of Subordinated Debt Securities Indenture (4)
2.4	Base Indenture, dated May 12, 2014, by and between the Company and Deutsche Bank Trust Company (7)
2.5	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act (14)
2.6	Indenture, dated May 14, 2018, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.00% Convertible Notes due 2022 (11)
2.7	Indenture, dated March 25, 2021, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.00% Convertible Notes due 2025 (14)
2.8	Fourth Supplemental Indenture, dated May 29 2020, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company's 7.00% Senior Notes due 2025 (13)
4.1	2013 Amended and Restated Equity Incentive Plan (6)
4.2	Administrative Services Agreement between the Company and Liberty Holding Company Ltd. (2)
4.2(a)	Deed of Amendment between the Company, SSH, SCM and SSM dated September 29, 2016 (9)
4.3	Master Agreement between the Company, SSM and SCM dated January 24, 2013 (5)
4.3(a)	Amended and Restated Master Agreement between the Company, SSM and SCM dated November 15, 2016 (9)
4.3(b)	Amended and Restated Master Agreement between the Company, SSM and SCM dated February 21, 2018 (10)
8.1	Subsidiaries of the Company
11.1	Code of Conduct and Ethics (10)
11.2	Whistleblower Policy (6)
11.3	Whistleblower Policy - Environmental (6)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Inline Interactive Data Files
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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
(14)Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 31, 2021, and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Dated: March 23, 2022

Scorpio Tankers Inc.
(Registrant)

/s/ Emanuele Lauro
Emanuele Lauro
Chief Executive Officer

SCORPIO TANKERS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Scorpio Tankers Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Impairment Assessment – Vessels (including Right of Use Assets for Vessels)

As described in Notes 5 and 6 to the consolidated financial statements, as of December 31, 2021 the carrying value of Vessels and Drydock was approximately $3.8 billion and the carrying value of Right of use assets for vessels was approximately $0.8 billion. As of December 31, 2021, the Company’s operating fleet consisted of 131 vessels, which are either owned or leased (finance or operating). As further described in Notes 1 and 7, management evaluates the carrying values of its vessels and drydock, and right of use assets for vessels (collectively, the “vessels”) to determine whether there is any indication that those values have suffered an impairment loss. If any such indication exists, management conducts an impairment test (on an individual vessel basis) by comparing the carrying value of each vessel to the higher of its (i) fair value less selling costs and (ii) value in use. Management determines fair value less selling costs by considering independent broker valuations. In estimating value in use, management estimates each vessel’s future cash flows, which are discounted to their present value. The discounted cash flow analysis requires management to develop estimates and assumptions related to forecasted vessel revenue, vessel operating expenses, drydock costs, utilization rate, remaining useful lives, residual values and discount rate.

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

/s/PricewaterhouseCoopers Audit

Neuilly-sur-Seine, France
March 23, 2022

We have served as the Company’s auditor since 2013.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2021 and 2020

		As of
In thousands of U.S. dollars	Notes	December 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	2	$230,415	$187,511
Accounts receivable	4	38,069	33,017
Prepaid expenses and other current assets	3	7,954	12,430
Inventories		8,781	9,261
Restricted cash	9	4,008	—
Total current assets		289,227	242,219
Non-current assets
Vessels and drydock	5	3,842,071	4,002,888
Right of use assets for vessels	6	764,025	807,179
Other assets	8	108,963	92,145
Goodwill	7	8,900	8,900
Restricted cash	9	783	5,293
Total non-current assets		4,724,742	4,916,405
Total assets		$5,013,969	$5,158,624
Current liabilities
Current portion of long-term bank debt and bonds	12	235,278	172,705
Sale and leaseback liability	12	178,062	131,736
IFRS 16 - lease liability	6	54,515	56,678
Accounts payable	10	35,080	12,863
Accrued expenses	11	24,906	32,193
Total current liabilities		527,841	406,175
Non-current liabilities
Long-term bank debt and bonds	12	666,409	971,172
Sale and leaseback liability	12	1,461,929	1,139,713
IFRS 16 - lease liability	6	520,862	575,796
Total non-current liabilities		2,649,200	2,686,681
Total liabilities		3,177,041	3,092,856
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 and 150,000,000 shares authorized; 58,369,516 and 58,093,147 outstanding shares as of December 31, 2021 and December 31, 2020, respectively.	14	659	656
Additional paid-in capital	14	2,855,798	2,850,206
Treasury shares	14	(480,172)	(480,172)
Accumulated deficit	14	(539,357)	(304,922)
Total shareholders’ equity		1,836,928	2,065,768
Total liabilities and shareholders’ equity		$5,013,969	$5,158,624
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2021, 2020 and 2019

		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	Notes	2021	2020	2019
Revenue
Vessel revenue	16	$540,786	$915,892	$704,325
Operating expenses
Vessel operating costs	17	(334,840)	(333,748)	(294,531)
Voyage expenses		(3,455)	(7,959)	(6,160)
Charterhire		—	—	(4,399)
Depreciation - owned or sale and leaseback vessels	5	(197,467)	(194,268)	(180,052)
Depreciation - right of use assets for vessels	5	(42,786)	(51,550)	(26,916)
Impairment of vessels	7	—	(14,207)	—
Impairment of goodwill	7	—	(2,639)	—
General and administrative expenses	18	(52,746)	(66,187)	(62,295)
Total operating expenses		(631,294)	(670,558)	(574,353)
Operating (loss) / income		(90,508)	245,334	129,972
Other (expense) and income, net
Financial expenses	19	(144,104)	(154,971)	(186,235)
(Loss) / gain on repurchase/exchange of convertible notes	12	(5,504)	1,013	—
Financial income		3,623	1,249	8,182
Other income and (expenses), net		2,058	1,499	(409)
Total other expense, net		(143,927)	(151,210)	(178,462)
Net (loss) / income		$(234,435)	$94,124	$(48,490)
Attributable to:
Equity holders of the parent		$(234,435)	$94,124	$(48,490)
(Loss) / earnings per share
Basic	21	$(4.28)	$1.72	$(0.97)
Diluted	21	$(4.28)	$1.67	$(0.97)
Basic weighted average shares outstanding	21	54,718,709	54,665,898	49,857,998
Diluted weighted average shares outstanding	21	54,718,709	56,392,311	49,857,998

There are no items of other comprehensive income or loss
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2021, 2020 and 2019

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Accumulated deficit	Total
Balance as of January 1, 2019	51,397,562	$5,776	$2,648,599	$(467,056)	$(348,307)	$1,839,012
Adoption of accounting standards (IFRS 16)	—	—	—	—	(2,249)	(2,249)
Net loss for the period	—	—	—	—	(48,490)	(48,490)
Reverse stock split - impact of fractional shares and change in total par value	(62)	(5,198)	5,196	—	—	(2)
Issuance of restricted stock, net of forfeitures	507,920	5	(5)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	27,421	—	—	27,421
Net proceeds from private placement of common stock	1,724,137	17	49,983	—	—	50,000
Shares issued as consideration for the Trafigura Transaction	4,572,873	46	132,568	—	—	132,614
Dividends paid, $0.40 per share (1)	—	—	(21,278)	—	—	(21,278)
Purchase of treasury shares	(30)	—	—	(1)	—	(1)
Equity issuance costs	—	—	(38)	—	—	(38)
Balance as of December 31, 2019	58,202,400	$646	$2,842,446	$(467,057)	$(399,046)	$1,976,989

Net income for the period	—	—	—	—	94,124	94,124
Issuance of restricted stock, net of forfeitures	923,680	9	(9)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	28,506	—	—	28,506
Dividends paid, $0.40 per share (1)	—	—	(23,302)	—	—	(23,302)
Net proceeds from issuance of common shares pursuant to at the market program	137,067	1	2,574	—	—	2,575
Purchase of treasury shares	(1,170,000)		—	(13,115)	—	(13,115)
Equity issuance costs	—		(9)	—	—	(9)
Balance as of December 31, 2020	58,093,147	$656	$2,850,206	$(480,172)	$(304,922)	$2,065,768

Net loss for the period	—	—	—	—	(234,435)	(234,435)
Equity component of issuance of Convertible Notes due 2025	—	—	7,502	—	—	7,502
Write off of equity portion of Convertible Notes due 2022	—	—	(1,518)	—	—	(1,518)
Issuance of restricted stock	276,369	3	(3)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	22,931	—	—	22,931
Dividends paid, $0.40 per share (1)	—	—	(23,320)	—	—	(23,320)
Balance as of December 31, 2021	58,369,516	$659	$2,855,798	$(480,172)	$(539,357)	$1,836,928
(1) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2021, 2020 and 2019

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2021	2020	2019
Operating activities
Net (loss) / income		$(234,435)	$94,124	$(48,490)
Depreciation - owned or sale and leaseback vessels	5	197,467	194,268	180,052
Depreciation - right of use assets	6	42,786	51,550	26,916
Amortization of restricted stock	14	22,931	28,506	27,421
Impairment of goodwill and vessels	7	—	16,846	—
Amortization of deferred financing fees	12	7,570	6,657	7,041
Write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities	12	3,604	2,025	1,466
Accretion of Convertible Notes	12	13,265	8,413	11,375
Gain on sale and leaseback amendment		(2,851)	—	—
Accretion of fair value measurement on debt assumed in business combinations	12	3,682	3,422	3,615
Loss / (gain) on repurchase / exchange of Convertible Notes	12	5,504	(1,013)	—
Share of income from dual fuel tanker joint venture		(560)	—	—
		58,963	404,798	209,396
Changes in assets and liabilities:
Decrease / (increase) in inventories		480	(615)	(346)
(Increase) / decrease in accounts receivable		(5,052)	19,957	(8,458)
Decrease in prepaid expenses and other current assets		4,476	1,424	1,816
(Increase) / decrease in other assets		(601)	856	(7,177)
Increase / (decrease) in accounts payable		20,716	(5,094)	4,019
(Decrease) / increase in accrued expenses		(5,682)	(1,945)	10,262
		14,337	14,583	116
Net cash inflow from operating activities		73,300	419,381	209,512
Investing activities
Investment in dual fuel tanker joint venture		(6,701)	—	—
Distributions from dual fuel tanker joint venture		1,525	—	—
Acquisition of vessels and payments for vessels under construction		—	—	(2,998)
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, sale leaseback and bareboat-in vessels)		(47,102)	(174,477)	(203,975)
Net cash outflow from investing activities		(52,278)	(174,477)	(206,973)
Financing activities
Debt repayments		(650,927)	(800,072)	(343,351)
Issuance of debt		650,804	705,390	108,589
Debt issuance costs		(17,820)	(13,523)	(5,744)
Principal repayments on IFRS 16 lease liabilities		(56,729)	(77,913)	(36,761)
Issuance of convertible notes		119,419	—	—
Decrease / (increase) in restricted cash		502	7,001	(9)
Repurchase / repayment of Convertible Notes		—	(46,737)	(145,000)
Gross proceeds from issuance of common stock		—	2,601	50,000
Equity issuance costs		(47)	(26)	(333)
Dividends paid		(23,320)	(23,302)	(21,278)
Repurchase of common stock		—	(13,115)	(1)

Net cash inflow / (outflow) from financing activities	21,882	(259,696)	(393,888)
Increase / (decrease) in cash and cash equivalents	42,904	(14,792)	(391,349)
Cash and cash equivalents at January 1,	187,511	202,303	593,652
Cash and cash equivalents at December 31,	$230,415	$187,511	$202,303
Supplemental information:
Interest paid (which includes $0.2 million, $1.4 million and $2.8 million of interest capitalized during the years ended December 31, 2021, 2020 and 2019, respectively)	$114,671	$132,329	$182,707
Additionally, we completed the following non-cash transactions during the years ended December 31, 2021, 2020 and 2019:
•The March 2021 and June 2021 exchange of approximately $62.1 million and $19.4 million, respectively, in aggregate principal amount of Convertible Notes due 2022 for approximately $62.1 million and $19.4 million, respectively in aggregate principal amount of new 3.00% Convertible Notes due 2025 (the "Convertible Notes due 2025") pursuant to separate, privately negotiated, agreements with certain holders of the Convertible Notes due 2022, which we refer to as the 2021 Convertible Notes Exchanges. These transactions are described in Note 12.
•The 2020 deliveries of four MR tankers, whose leasehold interests were acquired as part of the Trafigura Transaction (defined below), which included the assumption of obligations under bareboat charter-in agreements of $138.8 million (whose obligations are recorded as part of the Company's IFRS 16 - $670 Million lease financing). This transaction is described in Note 6.
•The September 2019 acquisition of leasehold interests in 19 vessels from Trafigura Maritime Logistics Pte. Ltd. (“Trafigura”) for aggregate consideration of $803 million which included the assumption of $670.0 million of obligations under the bareboat charter agreements (of which, $531.5 million was recorded in September 2019 and the remaining obligations of $138.8 million were recorded in 2020 upon the delivery of four of the vessels from the shipyard). This transaction is described in Note 6.
•The 2019 recognition of $24.2 million of right of use assets and corresponding $24.2 million of lease liabilities (the obligations under these agreements are described as "IFRS 16 - Leases - seven Handymax") at the commencement date of seven bareboat charter-in agreements. This transaction is described in Note 6.
These transactions represent the significant non-cash transactions incurred during the years ended December 31, 2021, 2020 and 2019.
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
Our fleet, as of December 31, 2021, consisted of 131 owned, sale and leaseback, or bareboat chartered-in product tankers (14 Handymax, 63 MR, 12 LR1 and 42 LR2).
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
Basis of accounting
The consolidated financial statements incorporate the financial statements of Scorpio Tankers Inc. and its subsidiaries. The consolidated financial statements have been presented in United States dollars, or USD or $, which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries, and have been authorized for issue by the Board of Directors on March 22, 2022. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.
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
As of December 31, 2021, the financings for four vessels under our Citibank / K-Sure Credit Facility for $76.8 million in aggregate and the financing for one vessel under our Credit Agricole Credit Facility for $16.5 million are scheduled to mature within 2022. Additionally, the financings for three vessels under our Credit Agricole Credit Facility for $49.1 million in aggregate are scheduled to mature during the first quarter of 2023. As described in Note 23, in January and March 2022, we entered into agreements to sell 15 vessels, including all of the vessels that are collateralized under the aforementioned credit facilities, within 12 months from the date of these financial statements.
Furthermore, our Convertible Notes due 2022 are scheduled to mature in May 2022 for $69.7 million in aggregate principal amount, and one vessel under our 2021 $21.0 Million Credit Facility for $17.5 million is scheduled to mature in December 2022.
While we believe our current financial position, after taking into consideration the pending vessel sales, is adequate to address these cash outflows, a deterioration in economic conditions could cause us to breach the covenants under our financing arrangements and could have a material adverse effect on our business, results of operations, cash flows and financial condition. These circumstances could cause us to seek covenant waivers from our lenders and to pursue other means to raise liquidity, such as through the sale of vessels or in the capital markets, to meet our obligations.

Significant Accounting Policies
The following is a discussion of our significant accounting policies that were in effect during the years ended December 31, 2021, 2020, and 2019.
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
Of these revenue streams, revenue generated in the spot market from voyage charter agreements is within the scope of IFRS 15 - Revenue from Contracts with Customers, which was issued by the International Accounting Standards Board on May 28, 2014 and applied to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2018. IFRS 15 amended the existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers.
Revenue generated from pools and time charters is accounted for as revenue earned under operating leases and is therefore within the scope of IFRS 16 - Leases. IFRS 16, Leases, was issued by the International Accounting Standards Board on January 13, 2016 and applied to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 amended the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset, and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing pool and time charter-out arrangements meet the definition of leases under IFRS 16, with the Company as lessor, on the basis that the pool or charterer manages the vessels in order to enter into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use.
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
The accounting for our different revenue streams pursuant to the above accounting standards is therefore summarized as follows:

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
Voyage expenses
Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters for vessels trading in the spot market. Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter, and (iii) are expected to be recovered.
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
In the years ended December 31, 2021, 2020 and 2019, there were potentially dilutive items as a result of our (i) 2013 Equity Incentive Plan (as defined in Note 14), (ii) our Convertible Notes due 2019, (iii) our Convertible Notes due 2022, and (iv) our Convertible Notes due 2025 (all of which are described in Note 12).
We apply the if-converted method when determining diluted earnings / (loss) per share. This requires the assumption that all potential ordinary shares with respect to our Convertible Notes due 2019, Convertible Notes due 2022, and Convertible Notes due 2025 have been converted into ordinary shares at the beginning of the period or, if not in existence at the beginning of the period, the date of the issue of the financial instrument or the granting of the rights by which they are granted. Under this method, once potential ordinary shares are converted into ordinary shares during the period, the dividends, interest and other expense associated with those potential ordinary shares will no longer be incurred. The effect of conversion, therefore, is to increase income (or reduce losses) attributable to ordinary equity holders as well as the number of shares in issue. Conversion will not be assumed for purposes of computing diluted earnings per share if the effect would be anti-dilutive.
The impact of potentially dilutive items on the calculations of earnings / (loss) per share are set forth in Note 21.
Leases
In a time or bareboat charter-in arrangement, we pay to lease a vessel for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, profit sharing or current market rates.  In a time charter-in arrangement, the vessel’s owner is responsible for crewing and other vessel operating costs, whereas these costs are the responsibility of the charterer in a bareboat charter-in arrangement.  Prior to the adoption of IFRS 16 - Leases in January 2019, the costs associated with these arrangements were recorded as charterhire expense.
IFRS 16 - Leases amended the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet as right-of-use assets and corresponding lease liabilities, unless the term of the lease is 12 months or less. As of December 31, 2021, we had 22 bareboat chartered-in vessels which are being accounted for under IFRS 16, Leases as right of use assets and related lease liabilities. Under IFRS 16, there is no charterhire expense for these vessels as the right of use assets are depreciated on a straight-line basis (through depreciation expense) over the lease term, and the lease liability is amortized over that same period (with a portion of each payment allocated to principal and a portion allocated to interest expense). We recorded charterhire expense during the year ended December 31, 2019 for certain vessels that were bareboat chartered-in for terms that were less than 12 months upon the date of transition to IFRS 16.
Foreign currencies
The individual financial statements of Scorpio Tankers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in U.S. dollars.
In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are translated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statements of income or loss. The amounts charged to the consolidated statements of income or loss during the years ended December 31, 2021, 2020 and 2019 were not significant.
Segment reporting
During the years ended December 31, 2021, 2020 and 2019, we owned, lease financed, or chartered-in vessels spanning four different vessel classes, Handymax, MR, LR1 and LR2, all of which earn revenues in the seaborne transportation of refined petroleum products in the international shipping markets. Each vessel within these segments also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria pursuant to IFRS 8 - Operating Segments. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.
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
During the years ended December 31, 2021, 2020, and 2019, we made investments in exhaust gas cleaning systems, or scrubbers, and ballast water treatment systems, or BWTS. The costs of these systems is primarily being depreciated over the estimated remaining useful life of each vessel, which is our estimate of the useful life of this equipment based on experience with such systems. Additionally, for a newly installed scrubber, a notional component is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that we will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs will be recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date.
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
We early adopted these amendments to IFRS 3 in 2019 and applied them to our September 2019 transaction to acquire the leasehold interests in 19 product tankers from Trafigura Maritime Logistics Pte. Ltd. ("Trafigura"). We refer to this transaction as the "Trafigura Transaction".
We have accounted for the Trafigura Transaction as an asset acquisition under the amended guidance set forth under IFRS 3, Business Combinations as substantially all of the fair value of the gross assets acquired was concentrated in a group of similar identifiable assets.

Moreover, the leasehold interests acquired as part of the Trafigura Transaction qualified as leases under IFRS 16.
Impairment of goodwill
Goodwill arising from our 2017 acquisition of Navig8 Product Tankers Inc. was allocated to the cash generating units within each of the respective reportable segments that are expected to benefit from the synergies of the Merger (LR2s and LR1s). Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units within the reportable segment, plus the allocated goodwill, to their recoverable amounts.
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
If the recoverable amount is determined to be less than the aggregate carrying amount of the assets in each respective operating segment, plus goodwill, then goodwill is reduced to the lower of the recoverable amount or zero. An impairment loss is recognized as an expense immediately. This test was performed in connection with the assessment of the carrying amount of our vessels and related drydock costs and resulted in an impairment charge to the goodwill that was previously allocated to the LR1 segment of $2.6 million at December 31, 2020.
Impairment of vessels and drydock, vessels under construction and right of use assets for vessels
At each balance sheet date, we review the carrying amount of our vessels and drydock, vessels under construction (if applicable), and right of use assets for vessels to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the vessels and drydock, vessels under construction and right of use assets for vessels is estimated in order to determine the extent of the impairment loss (if any). We treat each vessel and the related drydock as a cash generating unit.
Recoverable amount is the higher of the fair value less cost to sell (determined by taking into consideration two valuations from independent ship brokers) and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. Where appropriate, our value in use calculations also incorporate probability weighted assessments of different scenarios (such as potential vessel sales).
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
Inventories
Inventories consist of lubricating oils and other items including stock provisions, and are stated at the lower of cost and net realizable value. Cost is determined using the first in first out method. Stores and spares are charged to vessel operating costs when purchased. Lubricating oil consumption was $10.0 million, $9.8 million, and $10.3 million for the years ended December 31, 2021, 2020, and 2019, respectively. Lubricating oil consumption is recorded to vessel operating costs.

Interests in joint ventures
In August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million.
A joint venture is an arrangement where we have joint control and have rights to the net assets of the arrangement, rather than rights to the joint venture's assets and obligations for its liabilities. We account for our interest in this joint venture using the equity method pursuant to IFRS 11 - Joint arrangements. Under this guidance, the investment is initially measured at cost, and the carrying amount of the investment is adjusted in subsequent periods based on our share of profits or losses from the joint venture (adjusted for any fair value adjustments made upon initial recognition). Any distributions received from the joint venture reduce the carrying amount. This investment is described in Note 8.
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
•Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument. Lifetime ECLs are determined when an impaired financial asset has been purchased or originated or when there has been a significant increase in credit risk since initial recognition
IFRS 9 also permits operational simplifications for trade receivables, contract assets and lease receivables because they are often held by entities that do not have sophisticated credit risk management systems (i.e. the ‘simplified model’). These simplifications eliminate the need to calculate 12-month ECLs and to assess when a significant increase in credit risk has occurred. Under the simplified approach:
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
Restricted cash
We placed deposits in debt service reserve accounts under the terms and conditions set forth under our Citibank / K-Sure Credit Facility, ABN AMRO / K-Sure Credit Facility, and the lease financing arrangements with Bank of Communications Financial Leasing (LR2s). The funds in these accounts are expected to be applied against the principal balance of these facilities upon maturity. The activity within these accounts (which is adjusted from time to time based on prevailing interest rates) is recorded as financing activities on our consolidated statements of cash flows.
Financial liabilities
Financial liabilities are classified as either financial liabilities at amortized cost or financial liabilities at FVTPL. There were no financial liabilities recorded at FVTPL during the years ended December 31, 2021 or December 31, 2020.
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
Convertible debt instruments
Our convertible debt outstanding (which is described in Note 12) is accounted for pursuant to IAS 32 - Financial liabilities and equity. Under IAS 32, we must separately account for the liability and equity components of convertible debt instruments in a manner that reflects the issuer’s economic interest cost. Under this methodology, the instrument is split between its liability and equity components upon initial recognition. The fair value of the liability is measured first, by estimating the fair value of a similar liability that does not have any associated equity conversion option. This becomes the liability’s carrying amount at initial recognition, which is recorded as part of Debt on the consolidated balance sheet. The equity component (the conversion feature) is assigned the residual amount after deducting the amount separately determined for the liability component from the fair value of the instrument as a whole and is recorded as part of Additional paid-in capital within stockholders’ equity on the consolidated balance sheet. Issuance costs are allocated proportionately between the liability and equity components.
The value of the equity component is treated as an original issue discount for purposes of accounting for the liability component. Accordingly, we are required to record non-cash interest expense as a result of the amortization of the discounted carrying value of the convertible notes to their face amount over the term of each instrument. IAS 32 therefore requires interest to include both the current period’s amortization of the debt discount and the instrument’s coupon interest.

Derivative financial instruments
Derivative financial instruments are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in income or loss depends on the nature of the hedging relationship.
A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months, and it is not expected to be realized or settled within 12 months.
There were no derivative instruments or transactions during the years ended December 31, 2021, 2020, and 2019.
Lease Financing
During the years ended December 31, 2021, 2020, and 2019, we entered into sale and leaseback transactions in which certain of our vessels were sold to a third party and then leased back to us under bareboat chartered-in arrangements. In these transactions, the criteria necessary to recognize a sale of these vessels were not met under IFRS 15. Accordingly, these transactions have been accounted for as financing arrangements, with the liability under each arrangement recorded at amortized cost using the effective interest method and the corresponding vessels recorded at cost, less accumulated depreciation, on our consolidated balance sheet. All of these arrangements are further described in Note 12.
Equity instruments
An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.
We had 58,369,516 and 58,093,147 registered shares authorized, issued and outstanding with a par value of $0.01 per share at December 31, 2021 and December 31, 2020, respectively. These shares provide the holders with the same rights to dividends and voting rights.
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
Share based payments
The restricted stock awards granted under our 2013 Equity Incentive Plan as described in Note 14 contain only service conditions and are classified as equity settled. Accordingly, the fair value of our restricted stock awards was calculated by multiplying the average of the high and low share price on the grant date and the number of restricted stock shares granted that are expected to vest.  In accordance with IFRS 2 - Share based payment, the share price at the grant date serves as a proxy for the fair value of services to be provided by the individual under the plan.
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
The significant judgments and estimates are as follows:
Revenue recognition
Our revenue is primarily generated from time charters, spot voyages, or pools (see Note 16 for the components of our revenue generated during the years ended December 31, 2021, 2020 and 2019). Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the time charter agreement between the vessel owner and the pool.
We generated revenue from spot voyages during the years ended December 31, 2021 and December 31, 2020. We recognize spot market revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.
Vessel impairment
We evaluate the carrying amounts of our vessels, vessels under construction and right of use assets for vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).
Recoverable amount is the higher of fair value less costs to sell (determined by taking into consideration vessel valuations from independent ship brokers for each vessel) and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing fair value less selling costs of the vessel, we obtain vessel valuations for our operating vessels from independent ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. We generally do not obtain vessel valuations for vessels under construction. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less selling costs and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.
At December 31, 2021, we reviewed the carrying amount of our vessels and right of use assets for vessels to determine whether there was an indication that these assets had suffered an impairment. First, we assessed the fair value less the cost to sell of our vessels taking into consideration vessel valuations from independent ship brokers. We then compared the fair value less selling costs to each vessel’s carrying value and, if the carrying value exceeded the vessel’s fair value less selling costs, an indicator of impairment exists. We also considered sustained weakness in the product tanker market or other macroeconomic indicators (such as the COVID-19 pandemic) to be an impairment indicator. Based upon these factors, we determined that impairment indicators did exist at December 31, 2021.
Once this determination was made, we prepared a value in use calculation where we estimated each vessel’s future cash flows. We did not record an impairment charge at December 31, 2021 based on the results of this analysis, the details and key assumptions of which are described in Note 7.

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
Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2021
No significant standards and interpretations were adopted during the year ended December 31, 2021.
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
•Annual Improvements to IFRS Standards 2018-2020, which are summarized as follows and are effective for annual periods beginning on or after January 1, 2022:
IFRS 9 Financial Instruments - The amendment clarifies which fees an entity includes when it applies the '10 per cent' test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other's behalf.
IFRS 16 Leases - The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example of the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.
•Amendments to IFRS 3 - Reference to the Conceptual Framework - To update reference to the Conceptual Framework without significantly changing the requirements in the standard. The effective date is for annual periods beginning on or after January 1, 2022.

•Amendments to IAS 16 - Property, Plant and Equipment - Proceeds before Intended Use - To prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management and instead requires the recognition of the proceeds from selling such items, and the cost of producing those items, in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022.
•Amendments to IAS 37 - Onerous Contracts - Cost of Fulfilling a Contract - To specify that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract' and that costs that relate to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The effective date is for annual periods beginning on or after January 1, 2022.
•Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current - To promote consistency in applying the requirements to determine whether debt and other liabilities with an uncertain settlement date should be classified as current or non-current. The effective date is not earlier than January 1, 2024.
•Amendments to IAS 1 - Disclosure of Accounting Policies - To require entities to disclose material accounting policies, instead of significant accounting policies. The amendments clarify, among other things, that accounting policy information may be material because of its nature, even if the related amounts are immaterial. The effective date is for annual periods beginning on or after January 1, 2023.
•Amendment to IAS 12 - Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction - These amendments require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences. The effective date is for annual periods beginning on or after January 1, 2023.
•Amendment to IAS 8 - Changes in Accounting Estimates - The definition of a change in accounting estimates is replaced with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The Board clarified that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors. A change in an accounting estimate may affect only the current period’s profit or loss, or the profit or loss of both the current period and future periods. The effect of the change relating to the current period is recognized as income or expense in the current period. The effect, if any, on future periods is recognized as income or expense in those future periods. The effective date is for annual periods beginning on or after January 1, 2023.
•Amendments to IFRS 9 – Financial Instruments (IBOR reform): The changes will impact some of our existing variable rate borrowings and leases. The changes are not expected to have a material impact.
2.     Cash and cash equivalents
The following is a table summarizing the components of our cash and cash equivalents as of December 31, 2021 and 2020:

	At December 31,
In thousands of U.S. dollars	2021	2020
Cash at banks	$228,732	$185,879
Cash on vessels	1,683	1,632
	$230,415	$187,511
Cash and cash equivalents included $20.0 million of short-term deposits with original maturities of less than 3 months at December 31, 2020.

3.     Prepaid expenses and other current assets
The following is a table summarizing the components of our prepaid expenses and other current assets as of December 31, 2021 and 2020:

	At December 31,
In thousands of U.S. dollars	2021	2020
SSM - prepaid vessel operating expenses	$3,426	$3,975
Prepaid interest	—	4,035
Third party - prepaid vessel operating expenses	2,610	1,757
Prepaid insurance	880	574
Other prepaid expenses	1,038	2,089
	$7,954	$12,430

4.     Accounts receivable
The following is a table summarizing the components of our accounts receivable as of December 31, 2021 and 2020:

	At December 31,
In thousands of U.S. dollars	2021	2020
Scorpio MR Pool Limited	$16,414	$9,751
Scorpio LR2 Pool Limited	14,344	10,698
Scorpio LR1 Pool Limited	3,079	2,367
Scorpio Handymax Tanker Pool Limited	2,379	3,597
Scorpio Commercial Management S.A.M.	—	284
Receivables from the related parties	36,216	26,697

Insurance receivables	905	5,259
Freight and time charter receivables	820	—
Other receivables	128	1,061
	$38,069	$33,017
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited and Scorpio LR1 Pool Limited are related parties, as described in Note 15. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions which are expected to be collected within one year. The amounts receivable from the Scorpio Pools as of December 31, 2020 included $1.1 million of working capital contributions to the Scorpio Pools which were made on behalf of certain bareboat chartered-in vessels whose leases expired within one year of the balance sheet date. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are therefore considered as non-current within Other Assets on the consolidated balance sheets. For chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within Other Assets) according to the expiration of the contract.
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

5.     Vessels
 Operating vessels and drydock

In thousands of U.S. dollars	Vessels	Drydock	Total

Cost
As of January 1, 2021	$4,773,502	$132,474	$4,905,976
Additions (1)	9,384	27,266	36,650
Write-offs (2)	—	(24,269)	(24,269)
As of December 31, 2021	4,782,886	135,471	4,918,357

Accumulated depreciation and impairment
As of January 1, 2021	(849,355)	(53,733)	(903,088)
Charge for the period	(171,052)	(26,415)	(197,467)
Write-offs (2)	—	24,269	24,269
As of December 31, 2021	(1,020,407)	(55,879)	(1,076,286)
Net book value
As of December 31, 2021	$3,762,479	$79,592	$3,842,071

Cost
As of January 1, 2020	$4,611,945	$108,523	$4,720,468
Additions (1)	162,404	40,801	203,205
Write-offs (2)	(847)	(16,850)	(17,697)
As of December 31, 2020	4,773,502	132,474	4,905,976

Accumulated depreciation and impairment
As of January 1, 2020	(665,586)	(46,724)	(712,310)
Charge for the period	(170,409)	(23,859)	(194,268)
Impairment loss	(14,207)	—	(14,207)
Write-offs (2)	847	16,850	17,697
As of December 31, 2020	(849,355)	(53,733)	(903,088)
Net book value
As of December 31, 2020	$3,924,147	$78,741	$4,002,888

(1)Additions in 2021 and 2020 primarily relate to the drydock, BWTS, and scrubber costs incurred on certain of our vessels.
(2)Represents the write-offs of fully depreciated equipment and notional drydock costs on certain of our vessels.

The following is a summary of the items that were capitalized during the years ended December 31, 2021 and 2020:

In thousands of U.S. dollars	Drydock (1)	Notional component of scrubber (2)	Total drydock additions	Scrubber	BWTS	Other equipment	Capitalized interest	Total vessel additions
For the year ended December 31, 2021	$27,116	$150	$27,266	$4,073	$190	$4,945	$176	$9,384
For the year ended December 31, 2020	33,901	6,900	40,801	127,275	30,686	3,033	1,410	162,404

(1)Additions during the years ended December 31, 2021 and 2020 include new costs accrued in prior periods relating to drydocks, ballast water treatment system, and scrubber installations.
(2)For a newly installed scrubber, a notional component of approximately 10% is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that we will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs are recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date.
Activity
We did not take delivery of any owned vessels during the years ended December 31, 2021 and December 31, 2020, though we did take delivery of four vessels under bareboat charters, as described in Note 6 during the year ended December 31, 2020. As of December 31, 2021, we did not have any newbuildings on order.
Ballast Water Treatment Systems
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems, or BWTS, from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems have been and are expected to be installed from 2019 through 2023, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey. Costs capitalized for these systems include the cost of the base equipment that we have contracted to purchase in addition to directly attributable installation costs, costs incurred for systems that were installed during the period, and installation costs incurred in advance of installations that are expected to occur in subsequent periods. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life and are depreciating the equipment and related installation costs on this basis.
Exhaust Gas Cleaning Systems or Scrubbers
We commenced a program to retrofit the substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate suppliers to retrofit a total of 77 of our tankers with such systems for total consideration of $116.1 million (which excludes installation costs). We also obtained options to retrofit additional tankers under these agreements.
In June and September 2019, we exercised the option to retrofit an additional 14 and seven of our vessels, respectively, with scrubbers for total consideration of $30.3 million. In April 2020, we reached an agreement to postpone the purchase and installation of scrubbers on 19 vessels. In February 2021, we amended an agreement with respect to the purchase of scrubbers on 19 of our vessels to extend the availability period to purchase these scrubbers. In August 2021, we exercised the option to purchase six scrubbers.
During the years ended December 31, 2021 and 2020, we retro-fitted a total of one and 46 of our vessels with scrubbers, respectively. During the year ended December 31, 2020, we retro-fitted a total of 22 vessels with BWTS. We did not install any BWTS during the year ended December 31, 2021.
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
The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of December 31, 2021 (1):

As of December 31,
Amounts in thousands of US dollars	2021
Less than 1 month	$610
1-3 months	4,861
3 months to 1 year	9,006
1-5 years	7,325
5+ years	—
Total	$21,802

(1)These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.
Collateral agreements
The below table is a summary of vessels with an aggregate carrying value of $4.6 billion at December 31, 2021 which have been pledged as collateral under the terms of our secured debt and lease financing arrangements, which includes right of use assets that are accounted for under IFRS 16 (and are further described in Note 6), along with the respective borrowing or lease financing facility (which are described in Note 12) as of December 31, 2021:

Credit Facility	Vessel Name
$116.0 Million Lease Financing	STI Oxford, STI Selatar, STI Gramercy, STI Queens
$157.5 Million Lease Financing	STI Alexis, STI Benicia, STI Duchessa, STI Mayfair, STI San Antonio, STI St. Charles, STI Yorkville
IFRS 16 - Leases - $670.0 Million	STI Lobelia, STI Lotus, STI Lily, STI Lavender, STI Magic, STI Majestic, STI Mystery, STI Marvel, STI Magnetic, STI Millenia, STI Magister, STI Mythic, STI Marshall, STI Modest, STI Maverick, STI Miracle, STI Maestro, STI Mighty, STI Maximus
2018 CMB Lease Financing	STI Milwaukee, STI Battery, STI Tribeca, STI Bronx, STI Manhattan, STI Seneca,
2019 DNB / GIEK Credit Facility	STI Condotti, STI Sloane
2020 $225.0 Million Credit Facility	STI Pride, STI Providence, STI Nautilus, STI Spiga, STI Savile Row, STI Kingsway, STI Carnaby
2020 TSFL Lease Financing	STI Galata, STI La Boca
2020 CMBFL Lease Financing	STI Bosphorus, STI Leblon
2020 SPDBFL Lease Financing	STI San Telmo, STI Donald C Trauscht, STI Esles II, STI Jardins
2021 $21.0 Million Credit Facility	STI Madison
2021 AVIC Lease Financing	STI Memphis, STI Soho, STI Osceola, STI Lombard
2021 CMBFL Lease Financing	STI Brixton, STI Comandante, STI Finchley, STI Pimlico, STI Westminster
2021 TSFL Lease Financing	STI Black Hawk, STI Pontiac, STI Notting Hill
2021 CSSC Lease Financing	STI Jermyn, STI Grace
2021 $146.3 Million Lease Financing	STI Rotherhithe, STI Broadway, STI Hammersmith, STI Winnie, STI Lauren, STI Connaught
2021 $43.6 Million Credit Facility	STI Precision, STI Prestige
2021 Ocean Yield Lease Financing	STI Gallantry, STI Guard
AVIC Lease Financing	STI Fontvieille, STI Ville, STI Brooklyn, STI Rose, STI Rambla
BCFL Lease Financing (LR2s)	STI Solace, STI Solidarity, STI Stability
BCFL Lease Financing (MRs)	STI Amber, STI Topaz, STI Ruby, STI Garnet, STI Onyx
BNPP Sinosure Credit Facility	STI Elysees, STI Fulham, STI Hackney, STI Orchard, STI Park
China Huarong Lease Financing	STI Opera, STI Venere, STI Virtus, STI Aqua, STI Dama, STI Regina
Citibank / K-Sure Credit Facility	STI Excellence, STI Executive, STI Experience, STI Express
COSCO Shipping Lease Financing	STI Battersea, STI Wembley, STI Texas City, STI Meraux
Credit Agricole Credit Facility	STI Exceed, STI Excel, STI Excelsior, STI Expedite
CSSC Lease Financing	STI Goal, STI Guide, STI Gauntlet, STI Gladiator, STI Gratitude
Hamburg Commercial Credit Facility	STI Poplar, STI Veneto
Ocean Yield Lease Financing	STI Sanctity, STI Steadfast, STI Supreme, STI Symphony
Prudential Credit Facility	STI Acton, STI Camden, STI Clapham
IFRS 16 - Leases - 3 MR	STI Beryl, STI Larvotto, STI Le Rocher

6.     Right of use assets and related lease liabilities
On January 1, 2019, we adopted IFRS 16 - Leases, which amended the existing accounting standards to require lessees to recognize the rights and obligations created by the commitment to lease assets on the balance sheet, on the basis of the present value of the lease payments that are not paid at the transition date (or commencement date going forward), discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, an incremental borrowing rate, unless the term of the lease is 12 months or less.  We had bareboat charter-in commitments on seven vessels under fixed rate bareboat agreements and 19 vessels under variable rate bareboat agreements during the year ended December 31, 2021 and we had bareboat charter-in commitments on 10 vessels under fixed rate bareboat agreements and 19 vessels under variable rate bareboat agreements during the years ended December 31, 2020, and 2019, which were accounted for under IFRS 16 and are described below.
IFRS 16 - Leases - 3 MRs
The transition to IFRS 16 resulted in the recognition of right-of-use assets and corresponding liabilities relating to three bareboat chartered-in vessel commitments (STI Beryl, STI Le Rocher and STI Larvotto). The bareboat contracts for these three vessels were entered into in April 2017, are scheduled to expire in April 2025, and have a fixed lease payment of $8,800 per vessel per day. We have the option to purchase these vessels beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel, if a purchase option is exercised, or refunded to us at the expiration of the agreement. Based on the analysis of the purchase options, we determined the lease terms to be eight years, from the commencement date through the expiration date of each lease. A weighted average incremental borrowing rate of approximately 6.0% was applied at the date of initial application of IFRS 16 on this arrangement. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million lease liability ("IFRS 16 - Leases - 3 MRs") and a $2.2 million reduction in retained earnings - a basic loss per share of $(0.05) and a diluted loss per share of $(0.06).
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
In April 2020, we executed agreements to increase the borrowing capacity of the three vessels under our IFRS 16 - Leases - 3 MRs obligation by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on these vessels. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest. There have been no borrowings under these agreements as of December 31, 2021.
The aggregate outstanding balances of these lease liabilities were $29.3 million and $36.9 million as of December 31, 2021 and 2020, respectively.
IFRS 16 - Leases - 7 Handymax
In March 2019, we entered into new bareboat charter-in agreements on seven previously bareboat chartered-in vessels. Three of these vessels (Silent, Single and Star I) were bareboat chartered-in for one year, and the remaining four vessels (Steel, Sky, Stone I and Style) were bareboat chartered-in for two years. The daily bareboat rate under all seven agreements was $6,300 per day. We determined the lease terms to be from the commencement date through the expiration date of each lease. At the commencement date of the leases, we determined our one and two-year incremental borrowing rates to be 5.81% and 5.73%, respectively. We recognized a $24.2 million right of use asset and a corresponding $24.2 million lease liability ("IFRS 16 - Leases - 7 Handymax") at the commencement date of these leases.
In March 2020, we extended the terms of the bareboat agreements for three Handymax vessels, Silent and Single to June 2020 and Star I to July 2020, at the rate of $6,300 per day. These extensions were determined to be lease modifications under IFRS 16 - Leases and we therefore recognized additional right of use assets of $1.6 million and corresponding lease liabilities of $1.6 million based upon our incremental borrowing rate of 4.03% as a result of these modifications. The bareboat charters on Silent and Single expired in June 2020, and Star I expired in July 2020.
The remaining bareboat charter-in arrangements for four Handymax vessels (Style, Stone, Steel and Sky) expired in March 2021.
The IFRS 16 - Leases - 7 Handymax obligations were secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions.
The aggregate outstanding balances of these lease liabilities were $2.2 million as of December 31, 2020.

IFRS 16 - Leases - Trafigura Transaction
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
On the date of the Trafigura Transaction, certain terms of the Agreements were modified ("Modified Agreements" and, collectively, "IFRS 16 - Leases - $670.0 Million"). Under IFRS 16- Leases the Modified Agreements did not meet the criteria to qualify as separate leases and were measured accordingly as lease modifications. The Modified Agreements each have a term of eight years from the latter of the date of the Trafigura Transaction or the delivery date of the respective vessel, and we have purchase options beginning after the first year of each agreement, limited to eight vessels until after the third anniversary date. Based on the analysis of the purchase options, we determined the lease terms to be eight years from the commencement date of the Modified Agreements, through the expiration date of each lease, at which time we have assumed that the exercise of the purchase options to be reasonably certain.
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
Additionally, we recorded lease liabilities and corresponding right of use assets upon the delivery of the four MR vessels that were delivered during the year ended December 31, 2020; STI Miracle, STI Maestro, STI Mighty and STI Maximus. The right of use assets for these four vessels were measured based on (i) the present value of the minimum lease payments under each lease (which assumes the exercise of the purchase options at expiration) of $138.8 million, (ii) the value of the equity issued for each lease (as an initial direct cost) of $17.1 million, and (iii) other initial direct costs of $3.0 million (which includes costs incurred as part of the transaction and capitalized costs incurred as part of the construction of each vessel).
The aggregate outstanding balances of these lease liabilities were $546.7 million and $593.3 million as of December 31, 2021 and 2020, respectively. We were in compliance with the financial covenants under these agreements as of those dates.

The following is the activity of the 'Right of use assets for vessels' starting with the recognition of the assets on January 1, 2020 through December 31, 2021:

In thousands of U.S. Dollars	Vessels	Drydock	Total
Cost
As of January 1, 2021	$853,690	$23,562	$877,252
Other (1)	(349)	—	(349)
Fully depreciated assets (1)	(17,095)	—	(17,095)
As of December 31, 2021	836,246	23,562	859,808

Accumulated depreciation and impairment
As of January 1, 2021	(63,636)	(6,437)	(70,073)
Charge for the period	(37,661)	(5,125)	(42,786)
Other (1)	(19)	—	(19)
Fully depreciated assets (1)	17,095	—	17,095
As of December 31, 2021	(84,221)	(11,562)	(95,783)

Net book value
As of December 31, 2021	$752,025	$12,000	$764,025
(1)    This amount represents the adjustment of the lease term and write-off of fully depreciated right of use assets related to the bareboat charters on four fixed rate Handymax vessels that expired in March 2021.

In thousands of U.S. Dollars	Vessels	Drydock (1)	Total
Cost
As of January 1, 2020	$705,857	$18,962	$724,819
Additions	156,226	4,600	160,826
Fully depreciated assets (2)	(8,393)	—	(8,393)
As of December 31, 2020	853,690	23,562	877,252

Accumulated depreciation and impairment
As of January 1, 2020	(25,374)	(1,542)	(26,916)
Charge for the period	(46,655)	(4,895)	(51,550)
Fully depreciated assets (2)	8,393	—	8,393
As of December 31, 2020	(63,636)	(6,437)	(70,073)

Net book value
As of December 31, 2020	$790,054	$17,125	$807,179
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
(2)    This amount represents the write-off of fully depreciated right of use assets related to the bareboat charters on three fixed rate Handymax vessels that expired during the year ended December 31, 2020.

The following table summarizes the payments made for the years ended December 31, 2021 and 2020 relating to lease liabilities accounted for under IFRS 16 - Leases:

	For the year ended December 31,
In thousands of U.S. dollars	2021	2020
Interest expense recognized in consolidated statements of income or loss	$23,641	$28,458
Principal repayments recognized in consolidated cash flow statements	56,729	77,913
Net decrease in accrued interest expense	39	(206)
Net increase in prepaid interest expense	(684)	(382)
Total payments on lease liabilities under IFRS 16 - Leases	$79,725	$105,783
The undiscounted remaining future minimum lease payments under bareboat charter-in arrangements that are accounted as lease liabilities under IFRS 16 - Leases as of December 31, 2021 are $700.4 million. The obligations under these agreements will be repaid as follows:

As of
In thousands of U.S. dollars	December 31, 2021
Less than 1 year	$78,211
1 - 5 years	278,633
5+ years	343,526
Total	700,370
Discounting effect (1)	(124,372)
Prepaid interest expense	(621)
Lease liability	$575,377

(1)Represents estimated interest payments using applicable implicit or imputed interest rates in each lease agreement. For leases with implicit rates which include a variable component tied to a benchmark, such as LIBOR, the payments were estimated by taking into consideration: (i) the margin on each lease and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of December 31, 2021.

During the year ended December 31, 2019, our charterhire expense for operating leases was $4.4 million. These lease payments include payments for the non-lease elements in our time chartered-in arrangement that expired in January 2019. We did not incur charterhire expenses during the years ended December 31, 2021 and 2020.
Vessels recorded as Right of use assets derive income from subleases through time charter-out and pool arrangements. For the years ended December 31, 2021, 2020 and 2019, sublease income of $91.8 million, $165.8 million and $78.8 million, respectively, is included in Vessel revenue.
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
Goodwill arising from our September 2017 acquisition of Navig8 Product Tankers Inc. has been allocated to the cash generating units within each of the respective operating segments that are expected to benefit from the synergies of this transaction (LR2s and LR1s). The carrying value of the goodwill allocated to the LR2 segment was $8.9 million at December 31, 2021. Goodwill relating to the LR1 segment, which was previously allocated for $2.6 million was written off at December 31, 2020. Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units in each respective operating segment, plus the allocated goodwill, to their recoverable amounts. Recoverable amount is the higher of the fair value less cost to sell (determined by taking into consideration vessel valuations from independent ship brokers for each vessel within each segment) and value in use. In assessing value in use, the estimated future cash flows of the operating segment are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the operating segment for which the estimates of future cash flows have not been adjusted. Where appropriate, our value in use calculations also incorporate probability weighted assessments of different scenarios (such as potential vessel sales). This test was performed in connection with the assessment of the carrying amount of our vessels and related drydock costs at December 31, 2021 and an impairment charge was not recorded.
At December 31, 2021, we reviewed the carrying amount of our vessels and right of use assets for vessels to determine whether there was an indication that these assets had suffered an impairment. First, we assessed the fair value less the cost to sell of our vessels taking into consideration vessel valuations from independent ship brokers. We then compared the fair value less selling costs to each vessel’s carrying value and, if the carrying value exceeded the vessel’s fair value less selling costs, an indicator of impairment exists. We also considered sustained weakness in the product tanker market or other macroeconomic indications (such as the COVID-19 pandemic) to be an impairment indicator. Based upon these factors, we determined that impairment indicators did exist at December 31, 2021.
Once this determination was made, we prepared a value in use calculation where we estimated each vessel’s future cash flows. These estimates were primarily based on (i) our best estimate of forecasted vessel revenue through a combination of the latest forecast, published time charter rates for the next three years and a 2.44% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period through the vessel's 15th year of useful life and reduced to match the growth in expenses thereafter, (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.44% (2.34% in 2020) growth rate in each period thereafter, and (iii) the evaluation of other inputs such as the vessel's remaining useful life, residual value and utilization rate. These cash flows were then discounted to their present value using a pre-tax discount rate of 7.19% (7.24% in 2020). The results of these tests were as follows:
At December 31, 2021, our operating fleet consisted of 131 owned, finance leased or right of use vessels ("ROU vessels").
•43 of our owned, sale and leaseback, or ROU vessels in our fleet had fair values less selling costs greater than their carrying amount.
•85 of our owned, sale and leaseback, or ROU vessels in our fleet had fair values less selling costs lower than their carrying amount.
•We did not obtain valuations from independent ship brokers for three of our ROU vessels as they are not required under the respective leases.
•We prepared a value in use calculation for all 131 vessels in our fleet which resulted in no impairment charge being recognized.
At December 31, 2020, our operating fleet consisted of 135 owned, finance leased or right of use vessels ("ROU vessels").
•Seven of our owned, sale and leaseback, or ROU vessels in our fleet had fair values less selling costs greater than their carrying amount.
•121 of our owned, sale and leaseback, or ROU vessels in our fleet had fair values less selling costs lower than their carrying amount.
•We did not obtain valuations from independent ship brokers for seven of our ROU vessels as they were not required under the respective leases.
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
Factors leading to the 2020 impairment charges of vessels and goodwill
The factors leading to the impairment charges recorded during the year ended December 31, 2020 were shaped by the COVID-19 pandemic. Initially, the onset of the COVID-19 pandemic in March 2020 resulted in a sharp reduction of economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities were created, which resulted in record increases in spot TCE rates during the second quarter of 2020. These market dynamics led to a build-up of global oil and refined petroleum product inventories. In June 2020, the underlying oil markets stabilized, and global economies began to recover, albeit at a slow pace. These conditions led to the gradual unwinding of excess inventories and thus a reduction in spot TCE rates for the remainder of that year.

The downward pressure on spot TCE rates led to corresponding reductions in published time charter rates, which are the basis for our impairment calculations (as there are no comparable published longer term forecasts for spot TCE rates). One-year published time charter rates were impacted more meaningfully than three-year published time charter rates which implied that the market was pricing in short-term headwinds as the COVID-19 pandemic stretched into 2021, followed by a longer-term recovery once the COVID-19 pandemic subsides. The recovery that was implied in the longer-term published time charter rates was of material benefit to our calculations given that our vessels had an average age of just 5.2 years as of December 31, 2020 and an estimated useful life of 25 years.
In spite of these forecasts, the short-term headwinds that were observed in the one-year time charter rates caused the recoverable amount of 13 of the MRs in our fleet, as determined by the value in use calculations, to be lower than their carrying values by $14.2 million in aggregate as of December 31, 2020. This dynamic also impacted the value in use calculations for the goodwill that was previously allocated to the LR1 reportable segment which resulted in a goodwill impairment charge of $2.6 million. The aggregate value in use calculations in our LR2 reportable segment were sufficient to support the carrying value of its allocated goodwill of $8.9 million, given the positive outlook for this vessel class.
There were no reversals of impairment recognized as income during the year ended December 31, 2021.
Sensitivities and benchmarking
The impairment test that we conducted is most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for December 31, 2021:
•A 1.0% increase in the discount rate would have resulted in 26 vessels being impaired for an aggregate $12.5 million loss, comprised of: 13 MRs for $7.4 million; and 13 Handymax vessels for $5.1 million.
•A 5% decrease in forecasted time charter rates, which is between $900 per day and $1,500 per day depending on the vessel class, would have resulted in 46 vessels being impaired for an aggregate $46.0 million loss, comprised of: 32 MRs for $27.5 million; and 14 Handymax vessels for $18.5 million.
Based on the sensitivity analysis performed for December 31, 2020:
•A 1.0% increase in the discount rate would have resulted in 57 vessels being impaired for an aggregate $103.1 million loss, comprised of: 46 MRs for $90.9 million; and 11 LR1s for $12.2 million.
•A 5% decrease in forecasted time charter rates, which is between $900 per day and $1,500 per day depending on the vessel class, would result in 70 vessels being impaired for an aggregate $161.0 million loss, comprised of: 59 MRs for $140.2 million; and 11 LR1s for $20.7 million.
We also compared the results of our value in use calculations as of December 31, 2021 to various other scenarios, which can be summarized as follows:
•If we used 10-year historical average TCE rates for our value in use calculations, the calculation would result in two vessels being impaired for an aggregate $0.4 million loss, comprised of: one MR for $0.2 million; and one LR1 for $0.2 million.
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

Capitalized interest
In accordance with IAS 23 “Borrowing Costs,” applicable interest costs are capitalized during the period that ballast water treatment systems and scrubbers for our vessels are constructed and installed. For the years ended December 31, 2021 and 2020, we capitalized interest expense for the respective vessels of $0.2 million and $1.4 million, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 1.6% and 3.6% for each of the years ended December 31, 2021 and 2020, respectively. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.
There were no vessels under construction during the years ended December 31, 2021 and December 31, 2020.

8.    Other non-current assets
The following is a table summarizing the components of our Other non-current assets as of December 31, 2021 and 2020:

	At December 31,
In thousands of U.S. dollars	2021	2020
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$35,700	$35,700
Scorpio MR Pool Ltd. pool working capital contributions(1)	25,200	25,200
Scorpio LR1 Pool Ltd. pool working capital contributions(1)	6,600	6,600
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (1)	5,661	5,661
Working capital contributions to Scorpio Pools	73,161	73,161

Deposits for exhaust gas cleaning system ('scrubbers') (2)	15,840	5,617
Seller's credit on sale leaseback vessels (3)	10,793	10,192
Investment in dual fuel tanker joint venture (4)	5,736	—
Investment in BWTS supplier (5)	1,751	1,751
Capitalized loan fees (6)	1,635	1,424
Other (7)	47	—
	$108,963	$92,145
 (1)    Upon entrance into the Scorpio LR2, LR1, MR, and Handymax Pools, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel’s exit from the pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets. For chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within Other Assets) according to the expiration of the contract.
(2)     From August 2018 through September 2019, we entered into agreements with two separate suppliers to retrofit a total of 98 of our tankers with scrubbers for total consideration of $146.6 million (which excludes installation costs). Deposits paid for these systems are reflected as investing cash flows within the consolidated statement of cash flows. In April 2020, we reached an agreement to postpone the purchase and installation of scrubbers on 19 of our vessels. In February 2021, we signed an agreement to retain the option to purchase these scrubbers through February 2023. In August 2021, we declared options to purchase and install scrubbers on six vessels (five LR1s and an LR2). The scrubbers are expected to be installed within the first half of 2022.
(3)     The seller's credit on vessels sold and leased back represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the 2017 sale and operating leaseback transactions for STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 6. This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement. The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration. We recorded $0.6 million and $0.5 million as interest income as part of these agreements during each of the years ended December 31, 2021 and 2020, respectively.

(4)    In August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers. The dual-fuel MR methanol tankers are currently on long-term time charter contracts greater than five years. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million. We account for our interest in this joint venture using the equity method pursuant to IFRS 11 - Joint arrangements. Under this guidance, the investment is initially measured at cost, and the carrying amount of the investment is adjusted in subsequent periods based on our share of profits or losses from the joint venture (adjusted for any fair value adjustments made upon initial recognition). Any distributions received from the joint venture reduce the carrying amount.
We recorded $0.6 million as our share of net income resulting from this joint venture during the year ended December 31, 2021. Additionally, the joint venture issued a cash distribution of $1.5 million in December 2021, which arose primarily as a result of the sale of two of the LR1s during the fourth quarter of 2021.
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
(7)    Represents prepaid equity issuance costs related to keeping the ATM Program active.

9.     Restricted Cash
Restricted cash as of December 31, 2021 and 2020 primarily represents debt service reserve accounts that were maintained as part of the terms and conditions of our ABN AMRO/K-Sure Credit Facility, Citibank/K-Sure Credit Facility, and the lease financing arrangements with Bank of Communications Financial Leasing (LR2s). The funds in these accounts are expected to be applied against the principal balance of these facilities upon maturity. The activity within these accounts (which is adjusted from time to time based on prevailing interest rates) is recorded as financing activities on our consolidated statements of cash flows. These facilities, and any related activity in the restricted cash balances, are further described in Note 12.

10.     Accounts payable
The following is a table summarizing the components of our accounts payable as of December 31, 2021 and 2020:

	At December 31,
In thousands of U.S. dollars	2021	2020
Scorpio Ship Management S.A.M. (SSM)	$9,684	$902
Scorpio Services Holding Limited (SSH)	1,888	404
Scorpio LR2 Pool Limited	1,076	338
Scorpio LR1 Pool Limited	785	—
Scorpio Handymax Tanker Pool Limited	625	2
Amounts due to a port agent - related party	257	42
Scorpio MR Pool Limited	62	230
Scorpio Commercial Management S.A.M. (SCM)	25	58
Accounts payable to related parties	14,402	1,976

Suppliers	20,678	10,887
	$35,080	$12,863
The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.
11.     Accrued expenses
The following is a table summarizing the components the components of our accrued expenses as of December 31, 2021 and 2020:

	At December 31,
In thousands of U.S. dollars	2021	2020
Accrued expenses to a related party port agent	$417	$313
Scorpio Ship Management S.A.M. (SSM)	161	33
Scorpio MR Pool Limited	—	375
Accrued expenses to related parties	578	721

Suppliers	15,193	15,938
Accrued interest	5,156	4,282
Accrued short-term employee benefits	3,908	11,231
Other accrued expenses	71	21
	$24,906	$32,193

12.     Current and long-term debt
The following is a breakdown of the current and non-current portion of our debt outstanding as of December 31, 2021 and December 31, 2020:

	At December 31,
In thousands of U.S. dollars	2021	2020
Current portion of bank debt and bonds (1)	$235,278	$172,705
Sale and leaseback (2)	178,062	131,736
Current portion of long-term debt	413,340	304,441

Non-current portion of bank debt and bonds (3)	666,409	971,172
Sale and leaseback (4)	1,461,929	1,139,713
	$2,541,678	$2,415,326
(1)The current portion at December 31, 2021 was net of unamortized deferred financing fees of $1.1 million. The current portion at December 31, 2020 was net of unamortized deferred financing fees of $1.8 million.
(2)The current portion at December 31, 2021 was net of unamortized deferred financing fees of $1.4 million and prepaid interest of $3.1 million. The current portion at December 31, 2020 was net of unamortized deferred financing fees of $0.9 million.
(3)The non-current portion at December 31, 2021 was net of unamortized deferred financing fees of $10.6 million. The non-current portion at December 31, 2020 was net of unamortized deferred financing fees of $12.0 million.
(4)The non-current portion at December 31, 2021 was net of unamortized deferred financing fees of $11.8 million. The non-current portion at December 31, 2020 was net of unamortized deferred financing fees of $7.8 million.
The following is a rollforward of the activity within debt (current and non-current), by facility, for the year ended December 31, 2021:

		Activity				Balance as of December 31, 2021 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2020	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of December 31, 2021	Current	Non-Current
KEXIM Credit Facility	15,932	—	(15,932)	—	—	—	—
ING Credit Facility	191,348	2,128	(193,476)	—	—	—	—
2018 NIBC Credit Facility	31,066	—	(31,066)	—	—	—
Credit Agricole Credit Facility	80,676	—	(8,569)	731	72,838	23,822	49,016
ABN AMRO / K-Sure Credit Facility (2)	40,587	—	(41,827)	1,240	—	—	—
Citibank / K-Sure Credit Facility	84,478	—	(8,417)	1,720	77,781	77,781	—
ABN AMRO / SEB Credit Facility	97,856	—	(97,856)	—	—	—	—
Hamburg Commercial Bank Credit Facility	40,315	—	(3,291)	—	37,024	3,292	33,732
Prudential Credit Facility	50,378	—	(5,546)	—	44,832	5,546	39,286
2019 DNB / GIEK Credit Facility	52,563	—	(7,113)	—	45,450	7,113	38,337
BNPP Sinosure Credit Facility	94,733	1,915	(10,334)	—	86,314	10,334	75,980
2020 $225.0 Million Credit Facility	208,890	—	(63,254)	—	145,636	16,524	129,112
2021 $21.0 Million Credit Facility	—	21,000	(1,755)	—	19,245	19,245	—
2021 $43.6 Million Credit Facility	—	43,550	—	—	43,550	4,390	39,160
Ocean Yield Lease Financing	137,399	—	(11,245)	180	126,334	11,363	114,971
BCFL Lease Financing (LR2s)	83,974	3,814	(10,690)	506	77,604	10,717	66,887
CSSC Lease Financing (3)	136,949	11,848	(10,313)	(5,527)	132,957	14,253	118,704
CSSC Scrubber Lease Financing	4,443	—	(4,443)	—	—	—	—
BCFL Lease Financing (MRs)	77,748	5,779	(14,639)	—	68,888	15,687	53,201
2018 CMBFL Lease Financing	124,993	—	(13,007)	—	111,986	13,007	98,979
$116.0 Million Lease Financing	103,801	1,926	(9,938)	—	95,789	10,645	85,144
AVIC Lease Financing	119,732	—	(13,327)	—	106,405	13,327	93,078
China Huarong Lease Financing	110,250	10,000	(16,834)	—	103,416	16,833	86,583
$157.5 Million Lease Financing	123,800	—	(14,143)	—	109,657	14,143	95,514

COSCO Lease Financing	68,750	—	(7,700)	—	61,050	7,700	53,350
2020 CMBFL Lease Financing	44,573	—	(3,241)	—	41,332	3,242	38,090
2020 TSFL Lease Financing	47,250	—	(3,322)	—	43,928	3,321	40,607
2020 SPDB-FL Lease Financing	96,500	—	(9,389)	—	87,111	6,495	80,616
2021 AVIC Lease Financing	—	96,352	(5,439)	—	90,913	7,252	83,661
2021 CMBFL Lease Financing	—	79,050	(4,485)	—	74,565	6,520	68,045
2021 TSFL Lease Financing	—	57,663	(3,286)	—	54,377	4,380	49,997
2021 CSSC Lease Financing	—	57,400	(3,507)	—	53,893	5,262	48,631
2021 $146.3 Million Lease Financing	—	146,250	—	—	146,250	12,551	133,699
2021 Ocean Yield Lease Financing	—	70,200	(417)	—	69,783	5,850	63,933
IFRS 16 - Leases - 7 Handymax (See Note 6) (4)	2,247	—	(1,879)	(368)	—	—	—
IFRS 16 - Leases - 3 MR (See Note 6)	36,936	—	(7,668)	—	29,268	8,130	21,138
IFRS 16 - Leases - $670.0 Million (see Note 6)	593,291	—	(46,561)	—	546,730	47,006	499,724
Unsecured Senior Notes Due 2020	—	—	—	—	—	—	—
Unsecured Senior Notes Due 2025	28,100	41,929	—	21	70,050	—	70,050
Convertible Notes Due 2022	140,713	—	—	(72,401)	68,312	68,312	—
Convertible Notes Due 2025	—	119,419	—	82,936	202,355	—	202,355
	$3,070,271	$770,223	$(703,909)	$9,038	$3,145,623	$474,043	$2,671,580
Less: deferred financing fees	(22,471)	(12,907)	—	10,557	(24,821)	(2,441)	(22,380)
Less: prepaid interest expense	—	—	(3,747)	—	(3,747)	(3,747)	—

Total	$3,047,800	$757,316	$(707,656)	$19,595	$3,117,055	$467,855	$2,649,200

(1)    Relates to non-cash accretion or amortization on (i) debt or lease obligations assumed as part of the 2017 merger with Navig8 Product Tankers Inc. ("NPTI"), which were recorded at fair value on the closing dates, (ii) our Unsecured Senior Notes Due 2025 (iii) our Convertible Notes due 2022 and Convertible Notes Due 2025 of $4.7 million and $8.6 million, respectively, and (iv) the impact of the 2021 Convertible Notes Exchanges (described below) whereby the amounts in the above table reflect the carrying amounts of the debt portions of each of the Convertible Notes Due 2022 and Convertible Notes Due 2025 that were exchanged.
(2)    Other activity for this arrangement consists of (i) accretion of the discount; and (ii) the write-off of the discount of $0.6 million related to the refinancing of existing indebtedness.
(3)    Other activity for this arrangement consists of (i) the amortization of the premium up to the date of the modification of the arrangement (described below), (ii) the recognition upon modification of a non-cash gain of $5.4 million (which was offset by $2.6 million in cash prepayment fees that were paid as part of the lease modification in September 2021 as described further below) and (iii) the accretion of the discount after the date of the modification.
(4)    Other activity for this arrangement represents the non-cash entry to reduce lease liabilities of $0.4 million when these leases were modified in 2021.
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
KEXIM Credit Facility
In February 2014, we executed a senior secured term loan facility for $429.6 million, with a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from KEXIM, a statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea. We refer to this facility as the KEXIM Credit Facility.  This KEXIM Credit Facility included commitments from KEXIM of $300.6 million, or the KEXIM Tranche, and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of $129.0 million, or the Commercial Tranche.
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
During the year ended December 31, 2019, the debt on five vessels that were collateralized under this facility were refinanced with a portion of the proceeds from the Hamburg Commercial Bank Credit Facility and the Prudential Credit Facility, as described below.

During the year ended December 31, 2020, the debt on twelve vessels that were collateralized under this facility were refinanced with a portion of the proceeds from the BNPP Sinosure Credit Facility, the 2019 DNB/GIEK Credit Facility and the ING Credit Facility, as described below.
The amount outstanding relating to this facility was $15.9 million as of December 31, 2020, and we were in compliance with the financial covenants under this facility as of that date.
In January 2021, this facility was repaid in full upon the maturity of the Commercial Tranche and refinanced using a portion of the proceeds of the 2021 $21 Million Credit Facility, as described below.
ING Credit Facility
In June 2015, we executed a senior secured term loan facility with ING Bank N.V., London Branch for a credit facility of up to $52.0 million (the "ING Credit Facility"). In September 2015, we amended and restated the facility to increase the borrowing capacity to $87.0 million, and in March 2016, we amended and restated the facility to further increase the borrowing capacity to $132.5 million. In June 2018, we executed another agreement to further increase the borrowing capacity to $171.2 million. In September 2019, we executed another agreement to further increase the borrowing capacity to partially finance the purchase and installation of scrubbers on seven of the vessels collateralized under this facility. In July and September 2020, we drew down an aggregate of $5.9 million under the scrubber portion of this facility to partially finance the purchase and installation of scrubbers on four MRs and one LR2 that are currently part of this arrangement. The scrubber related borrowings are scheduled to mature upon the maturity dates of the respective vessel tranche of the loan to which the scrubber relates.
In May 2020, we executed another agreement to further increase the borrowing capacity to $251.4 million. This upsized portion of this facility of $72.1 million was fully drawn in May 2020, and the proceeds were used to refinance the existing debt on five vessels (STI Broadway, STI Comandante, STI Brixton, STI Pimlico and STI Finchley), which were previously financed under the KEXIM Credit Facility. We repaid the outstanding indebtedness of $60.2 million related to these vessels under the KEXIM Credit Facility as part of this transaction.
In July 2020, we drew down on the scrubber portion of the facility consisting of (i) $2.2 million related to STI Lombard and STI Osceola and (ii) $1.1 million related to STI Pontiac. In September 2020, we drew down on the scrubber portion of the facility consisting of (i) $1.1 million related to STI Black Hawk which and (ii) $1.5 million related to STI Notting Hill.
In January 2021, we drew down $2.1 million from ING Credit Facility to partially finance the purchase and installations of scrubbers on two LR2 product tankers (STI Grace and STI Jermyn).
The ING Credit Facility was repaid in full during the year ended December 31, 2021 when the amounts borrowed were refinanced with a portion of the proceeds from the 2021 $146.3 Million Lease Financing, the 2021 AVIC Lease Financing, the 2021 CMBFL Lease Financing, the 2021 TSFL Lease Financing, and the 2021 CSSC Lease Financing. These lease financing arrangements are described below.
The amount outstanding relating to this facility was $191.3 million as of December 31, 2020, and we were in compliance with the financial covenants under this facility as of that date.
2018 NIBC Credit Facility
In June 2018, we executed an agreement with NIBC Bank N.V. for a $35.7 million term loan facility (the "2018 NIBC Credit Facility"). This facility was fully drawn in August 2018, and the proceeds were used to refinance the existing indebtedness related to two MR product tankers (STI Memphis and STI Soho). Additionally, in August 2019, we executed an agreement to upsize the existing NIBC Credit Facility by $3.1 million in aggregate, the proceeds of which were used to partially finance the purchase and installation of scrubbers on the two vessels that were collateralized under this facility. In April 2020, we drew down $3.1 million on the scrubber portion of this facility.
The 2018 NIBC Credit Facility was repaid in full during the year ended December 31, 2021 when the amounts borrowed were refinanced with a portion of the proceeds from the 2021 AVIC Lease Financing, as described below.
The amount outstanding relating to this facility was $31.1 million as of December 31, 2020. We were in compliance with the financial covenants relating to this facility as of that date.

Credit Agricole Credit Facility
As part of the closing of the four LR1s that were acquired from Navig8 Product Tankers Inc. in June 2017, we assumed the outstanding indebtedness under a senior secured term loan with Credit Agricole (the "Credit Agricole Credit Facility"). STI Excel, STI Excelsior, STI Expedite and STI Exceed are pledged as collateral under this facility. Repayments are being made in equal quarterly installments of $2.1 million in aggregate in accordance with a 15-year repayment profile with a balloon payment due upon maturity, which occurs between November 2022 and February 2023 (depending on the vessel). The facility bears interest at LIBOR plus a margin of 2.75% per annum.
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
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 135% of the then aggregate outstanding principal amount of the loan outstanding under the credit facility.
The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down to its fair value as part of the purchase price allocation of the acquisition) as of December 31, 2021 and 2020 were $72.8 million and $80.7 million. We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO / K-Sure Credit Facility
We assumed the outstanding indebtedness on a senior secured credit facility with ABN AMRO Bank N.V. and Korea Trade Insurance Corporation, or K-Sure, as part of the September 2017 acquisition of Navig8 Product Tankers Inc. (the "ABN AMRO / K-Sure Credit Facility"). Two LR1s (STI Precision and STI Prestige) are collateralized under this facility and the facility consisted of two separate tranches, a $11.5 million commercial tranche and a $43.8 million K-Sure tranche.
The ABN AMRO / K-Sure Credit Facility was repaid in full during the year ended December 31, 2021 when the amounts borrowed were refinanced with a portion of the proceeds from the 2021 $43.6 Million Credit Facility, as described below.
Additionally, we had an aggregate of $0.5 million on deposit in a debt service reserve account in accordance with the terms and conditions of this facility. The funds deposited in this account were not freely available and were released upon the final repayment. The balance in this account was previously recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2020
The carrying value of the indebtedness related to this facility (which includes the discount recorded to write the value down to its fair value as part of the purchase price allocation of the acquisition) as of December 31, 2020 was $40.6 million, and we were in compliance with the financial covenants relating to this facility as of that date.
Citibank / K-Sure Credit Facility
We assumed the outstanding indebtedness under a senior secured credit facility with Citibank N.A., London Branch, Caixabank, S.A., and K-Sure, as part of the September 2017 acquisition of Navig8 Product Tankers Inc. (the "Citibank / K-Sure Credit Facility"). Four LR1s (STI Excellence, STI Executive, STI Experience, and STI Express) are collateralized under this facility. The facility consists of two separate tranches, a $25.1 million commercial tranche and a $91.2 million K-Sure tranche, which represents the amounts assumed from Navig8 Product Tankers Inc. ("NPTI").
The commercial tranche bears interest at LIBOR plus 2.50% per annum, and the K-Sure tranche bears interest at LIBOR plus 1.60% per annum. Repayments on the K-Sure tranche are being made in equal quarterly installments of $2.1 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity, and the commercial tranche is scheduled to be repaid via a balloon payment upon maturity which occurs between March and May 2022 (depending on the vessel). The K-Sure tranche fully matures between March and May 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates.
Our Citibank / K-Sure Credit Facility includes financial covenants that require us to maintain:
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
Additionally, we have an aggregate of $4.0 million on deposit in a debt service reserve account as of December 31, 2021 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as current Restricted Cash on our consolidated balance sheet as of December 31, 2021 and as non-current Restricted Cash as of December 31, 2020.
The carrying values of the indebtedness related to this facility (which includes the discount recorded to write the value down to its fair value as part of the purchase price allocation of the acquisition) as of December 31, 2021 and 2020 were $77.8 million and $84.5 million, respectively. We were in compliance with the financial covenants relating to this facility as of those dates.
ABN AMRO / SEB Credit Facility
In June 2018, we executed a senior secured term loan facility with ABN AMRO Bank N.V. and Skandinaviska Enskilda Banken AB for up to $120.6 million (the "ABN AMRO / SEB Credit Facility"). This loan was fully drawn in June 2018, and the proceeds were used to refinance the existing indebtedness of $87.6 million under our K-Sure Credit Facility relating to five vessels consisting of one Handymax product tanker (STI Hammersmith), one MR product tanker (STI Westminster), and three LR2 product tankers (STI Connaught, STI Winnie and STI Lauren).
Additionally, in September 2019, we executed an agreement with the lenders under this facility to upsize the credit facility by up to $6.3 million, which was fully drawn in 2020 with the proceeds used to partially finance the purchase and installation of scrubbers on four of the vessels that were collateralized under this facility.
The amount outstanding related to this facility as of December 31, 2020 was $97.9 million. We were in compliance with the financial covenants relating to this facility as of that date.
The ABN AMRO / SEB Credit Facility was repaid in full during the year ended December 31, 2021 when the amounts borrowed were refinanced with portions of the proceeds from the 2021 CMBFL Lease Financing and the 2021 $146.3 Million Credit Facility, as described below.
Hamburg Commercial Bank Credit Facility
In November 2019, we executed an agreement with Hamburg Commercial Bank AG for a senior secured term loan facility for $43.65 million (the "Hamburg Commercial Bank Credit Facility"), of which, (i) $42.2 million (Tranche 1) was used to refinance the existing debt for STI Veneto and STI Poplar, (which were previously financed under the KEXIM Credit Facility), and (ii) $1.4 million (Tranche 2) was used to finance the purchase and installation of a scrubber on STI Veneto. We refer to this facility as our Hamburg Commercial Bank Credit Facility. Tranche 1 was drawn in December 2019, and we repaid the outstanding indebtedness of $31.0 million related to these vessels under our KEXIM Credit Facility as part of this transaction. Tranche 2 was drawn in April 2020
Both tranches of the Hamburg Commercial Bank Credit Facility mature in November 2024, bear interest at LIBOR plus a margin of 2.25% per annum and are scheduled to be repaid in equal quarterly installments of $0.8 million per quarter, in aggregate, with a balloon payment due upon maturity.
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
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall be: 134% of the loan outstanding.

The amounts outstanding under this facility as of December 31, 2021 and 2020 were $37.0 million and $40.3 million, respectively, and we were in compliance with the financial covenants as of those dates.
Prudential Credit Facility
In November 2019, we executed an agreement with Prudential Private Capital for a senior secured term loan facility for $55.5 million (the "Prudential Credit Facility"). The loan facility was fully drawn in December 2019, and a portion of the proceeds was used to refinance the outstanding indebtedness of $35.6 million for STI Clapham, STI Camden and STI Acton, which were previously financed under the KEXIM Credit Facility.
The Prudential Credit Facility has a final maturity of December 2025 and bears interest at LIBOR plus a margin of 3.00% per annum. The loan is scheduled to be repaid in monthly installments of $0.5 million per month, in aggregate, with a balloon payment due upon maturity.
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
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall be no less than 125% of the loan outstanding.
The amounts outstanding as of December 31, 2021 and 2020 were $44.8 million and $50.4 million, respectively, and we were in compliance with the financial covenants as of those dates.
2019 DNB / GIEK Credit Facility
In November 2019, we executed a $55.5 million term loan facility with DNB Bank ASA and the Norwegian Export Credit Guarantee Agency (“GIEK”). The loan is comprised of two facilities: (i) an ECA facility of $47.2 million (which is comprised of a $41.6 million tranche which is guaranteed by GIEK, or the “GIEK Tranche”, and a $5.6 million commercial tranche or the “Commercial Bank Tranche”) and (ii) a commercial facility of $8.3 million, or the “Commercial Facility." These facilities are collectively referred to as the 2019 DNB/GIEK Credit Facility.
In March 2020, we drew $31.9 million from this facility to refinance the existing debt on an LR2, STI Sloane, that was previously financed under the KEXIM Credit Facility. We repaid the outstanding indebtedness of $17.4 million related to this vessel on the KEXIM Credit Facility as part of this transaction. In December 2020, we drew $23.7 million from this credit facility to refinance the existing indebtedness on an LR2 product tanker, STI Condotti, which was previously financed under the KEXIM Credit Facility and repaid $15.9 million on the KEXIM Credit Facility as part of this transaction.
The 2019 DNB / GIEK Credit Facility matures in July 2024. The GIEK tranche bears interest at LIBOR plus a margin of 2.50% per annum, and the Commercial Bank and Commercial Facility tranches bear interest at LIBOR plus a margin of 2.50% per annum. The 2019 DNB / GIEK Credit Facility is scheduled to be repaid in equal quarterly installments of approximately $1.8 million per quarter with a balloon payment due at maturity.
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
The amounts outstanding as of December 31, 2021 and 2020 were $45.5 million and $52.6 million, respectively, and we were in compliance with the financial covenants as of those dates.

BNPP Sinosure Credit Facility
In December 2019, we executed a senior secured term loan facility with BNP Paribas and Skandinaviska Enskilda Banken AB for up to $134.1 million. This loan is split into two facilities, (i) a commercial facility for up to $67.0 million (the "Commercial Facility"), and (ii) a Sinosure facility for up to $67.0 million (the "Sinosure Facility"), which was funded by the lenders under the commercial facility and insured by the China Export & Credit Insurance Corporation ("Sinosure"). These facilities are collectively referred to as the BNPP Sinosure Credit Facility.
In March 2020, we drew $42.1 million from this facility to partially finance the purchase and installation of scrubbers on 22 vessels. This borrowing is collateralized by two of our vessels (STI Park and STI Fulham) that were previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $28.8 million related to these vessels on our KEXIM Credit Facility as part of this transaction.
In June 2020, we drew $24.9 million from this facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by one of our LR2 product tankers (STI Elysees), which was previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $17.8 million related to this vessel on our KEXIM Credit Facility as part of this transaction.
In September 2020, we drew $24.9 million from this facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by one of our LR2 product tankers (STI Orchard), which was previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $16.2 million related to this vessel on our KEXIM Credit Facility as part of this transaction.
In December 2020, we drew down $9.6 million from our BNPP Sinosure Credit Facility to partially finance the purchase of scrubbers on five vessels. This borrowing is collateralized by a Handymax product tanker (STI Hackney), which was previously financed under the KEXIM Credit Facility. We repaid $9.9 million on the KEXIM Credit Facility as part of this transaction.
In January 2021, we signed an agreement to extend the availability period under this loan facility to June 15, 2022 from March 15, 2021 (the "Extension Agreement").
In March 2021, we drew $1.9 million from our BNPP Sinosure Credit Facility to partially finance the purchase and installation of a scrubber on an MR product tanker.
A total of $103.4 million has been drawn, with remaining availability of $27.6 million until March 15, 2022, then $26.0 million until June 15, 2022, under the Extension Agreement. The BNPP Sinosure Credit Facility is split into 70 tranches each of which represent the lesser of 85% of the purchase and installation price of 70 scrubbers, or $1.9 million per scrubber (not to exceed 65% of the fair value of the collateral vessels). The Sinosure Facility and the Commercial Facility bear interest at LIBOR plus a margin of 1.80% and 2.80% per annum, respectively. Based on the amounts drawn as of December 31, 2021, the Sinosure Facility is scheduled to be repaid in 10 semi-annual installments of $5.2 million in aggregate (which may increase to $6.7 million once the loan is fully drawn, with separate repayment periods as each tranche of the loan is drawn) and the Commercial Facility is scheduled to be repaid at the final maturity date of the facility, or October 2025.
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
The amounts outstanding as of December 31, 2021 and 2020 were $86.3 million and $94.7 million, respectively, and we were in compliance with the financial covenants as of those dates.

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
In September 2020, we drew down $43.7 million from this facility to refinance the existing debt on two LR1s (STI Pride and STI Providence) that were previously financed under our CMBFL Lease Financing arrangement and we repaid $54.0 million on our CMBFL Lease Financing arrangement as part of this transaction. In connection with this repayment, approximately $2.0 million was released from restricted cash that was previously held in a deposit account under the terms and conditions of our CMBFL Lease Financing Arrangement.
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
In December 2021, we closed on the sale and leaseback transactions for two LR2 product tankers (STI Gallantry and STI Guard) with Ocean Yield ASA (the “2021 Ocean Yield Lease Financing”, which is described below) and a portion of the proceeds were used to repay the aggregate outstanding indebtedness of $42.3 million relating to these vessels under the 2020 $225.0 Million Credit Facility.
This facility has a final maturity of five years from the closing date of the loan, bears interest at LIBOR plus a margin, and is scheduled to be repaid in equal installments of approximately $4.1 million per quarter (after taking into consideration the above mentioned repayments), in aggregate, with a balloon payment due at maturity.
Our 2020 $225.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.4 billion.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 130% of the then aggregate outstanding principal amount of the loans outstanding and the swap exposure under the credit facility through May 2022 and 140% at all times thereafter.
The amounts outstanding as of December 31, 2021 and 2020 were $145.6 million and $208.9 million, respectively, and we were in compliance with the financial covenants as of those dates.
2021 $21.0 Million Credit Facility
In February 2021, we drew down $21.0 million on a term loan facility with a European financial institution (the "2021 $21.0 Million Credit Facility"). The proceeds of this loan facility were used to refinance the outstanding debt on a LR2 product tanker, STI Madison, that was previously financed under our KEXIM Credit Facility. We repaid the outstanding indebtedness of $15.9 million related to this vessel on the KEXIM Credit Facility in January 2021 upon its maturity. The loan facility has a final maturity of December 2022, bears interest at LIBOR plus a margin of 2.65% per annum, and is scheduled to be repaid in equal quarterly installments of approximately $0.6 million, with a balloon payment due upon maturity.
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
The amount outstanding as of December 31, 2021 was $19.2 million, and we were in compliance with the financial covenants as of that date.
2021 $43.6 Million Credit Facility
In November 2021, we closed on a senior secured term loan facility for two LR1 product tankers (STI Precision and STI Prestige) with an international financial institution (the “2021 $43.6 Million Credit Facility”). The borrowing amount under the agreement was $43.6 million and part of the proceeds were used to repay the aggregate outstanding indebtedness of $38.9 million relating to these vessels under the ABN AMRO / K-Sure Credit Facility.
The credit facility is scheduled to mature five years from its drawdown date, bears interest at LIBOR plus an initial margin of 2.50% per annum, and is scheduled to be repaid in equal quarterly principal installments of approximately $1.1 million in aggregate for both vessels with a balloon payment at maturity. The margin for each vessel tranche may be adjusted on each anniversary of its drawdown date based upon the preceding calendar year’s performance of that vessel’s Annual Efficiency Ratio (“AER”) as calculated pursuant to the Poseidon Principles, where the margin may be reduced to a minimum of 2.35% per annum or increased to a maximum of 2.55% per annum. The remaining terms and conditions, including financial covenants, are similar to those set forth in our existing credit facilities.
Our 2021 $43.6 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of not less than $1.5 billion.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 125% of the then aggregate outstanding principal amount of the loans under the credit facility.
The amount outstanding as of December 31, 2021 was $43.6 million, and we were in compliance with the financial covenants as of that date.
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
Ocean Yield Lease Financing
We assumed the obligations under a lease financing arrangement with Ocean Yield ASA for four LR2 tankers (STI Sanctity, STI Steadfast, STI Supreme, and STI Symphony) in connection with the September 2017 acquisition of Navig8 Product Tankers Inc. (the "Ocean Yield Lease Financing). Under this arrangement, each vessel is subject to a 13-year bareboat charter, which expires between February and August 2029 (depending on the vessel). Charterhire, which is paid monthly in advance, includes a fixed payment in addition to a quarterly adjustment based on prevailing LIBOR rates.
Monthly principal payments are approximately $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. The interest component of the leases approximates LIBOR plus 5.40% per annum. We also have purchase options to re-acquire each of the vessels during the bareboat charter period, with the first of such options exercisable beginning at the end of the seventh year from the delivery date of the subject vessel.
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
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation of the acquisition) were $126.3 million and $137.4 million as of December 31, 2021 and 2020, respectively. We were in compliance with the financial covenants as of those dates.
BCFL Lease Financing (LR2s)
We assumed the obligations of a lease financing arrangement with Bank of Communications Finance Leasing Co Ltd., or BCFL, for three LR2 tankers (STI Solace, STI Solidarity, and STI Stability) as part of the September 2017 acquisition of Navig8 Product Tankers Inc. (the "BCFL Lease Financing (LR2s)"). Under the arrangement, each vessel is subject to a 10-year bareboat charter which expires in July 2026. Charterhire under the arrangement is determined in advance, on a quarterly basis and is calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of LIBOR plus 3.50% per annum. Using the forward interest swap curve at December 31, 2021, future monthly principal payments are estimated to be $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement.
In April 2020, we executed an agreement to increase the borrowing capacity of our BCFL Lease Financing arrangements (LR2s) by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on the above vessels. The agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
In July 2020, we drew $1.9 million to partially finance the purchase and installation of a scrubber on one vessel, and in January 2021, we drew $3.8 million to partially finance the purchase and installation of scrubbers on two vessels.
Additionally, we have an aggregate of $0.8 million on deposit in a deposit account as of December 31, 2021 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheet as of December 31, 2021 and 2020, respectively.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation of the acquisition) were $77.6 million and $84.0 million as of December 31, 2021 and 2020, respectively. We were in compliance with the financial covenants as of those dates.
CSSC Lease Financing and CSSC Scrubber Lease Financing
We assumed the obligations under a lease financing arrangement with CSSC (Hong Kong) Shipping Company Limited, or CSSC, for eight LR2 tankers (STI Gallantry, STI Nautilus, STI Guard, STI Guide, STI Goal, STI Gauntlet, STI Gladiator and STI Gratitude) as part of the September 2017 acquisition of Navig8 Product Tankers Inc. (the "CSSC Lease Financing").
Under the arrangement, each vessel is subject to a 10-year bareboat charter which expire throughout 2026 and 2027 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed repayment amount of $0.2 million per month per vessel plus a variable component calculated at LIBOR plus 4.60% per annum. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement.
Additionally, in September 2019, we executed an agreement with CSSC to increase the borrowing capacity by up to $12.5 million to partially finance the purchase and installation of scrubbers on the eight LR2s (the "CSSC Scrubber Lease Financing"). In December 2019, $11.0 million was borrowed under this arrangement to partially finance the purchase and installation of seven scrubbers, and in August 2020, we drew down $1.6 million to partially finance the purchase and installation of a scrubber on one vessel. The upsized portion of the lease financing bears interest at LIBOR plus a margin of 3.80% per annum, matures two years from the date of the drawdown and is being repaid in monthly installment payments of approximately $0.3 million in aggregate after the repayments noted below.

In October and November 2020, we repaid $81.7 million on the CSSC Lease Financing and CSSC Scrubber Lease Financing arrangements, and we paid a $1.6 million prepayment fee when we refinanced the existing debt on STI Nautilus, STI Guard, and STI Gallantry.
In September 2021, we amended and restated the terms of the CSSC Lease Financing and CSSC Scrubber Lease Financing arrangements for the remaining five LR2 vessels (STI Gratitude, STI Gladiator, STI Gauntlet, STI Guide and STI Goal). Under the terms of the amended and restated agreement, the borrowing amount increased to $140.7 million from $128.9 million at the time of the transaction (which is inclusive of scrubber financing), resulting in a net additional borrowing of $11.8 million.
The tenor of the arrangement remained unchanged with each lease scheduled to expire throughout 2026 and 2027, however the amended and restated lease contains an option to extend the lease for each vessel by an additional 24 months. The interest under the amended and restated agreement was reduced to LIBOR plus a margin of 3.50% per annum and the principal balance is scheduled to be repaid in equal installments of approximately $0.2 million per vessel per month. Each lease also contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the effective date of the amended agreement, with a purchase obligation for each vessel upon the expiration of each agreement.
Our CSSC Lease Financing arrangement includes a financial covenant that requires the fair market value of each vessel that is leased under this facility to at all times be no less than 125% of the applicable outstanding balance for such vessel.
This transaction was accounted for as an amendment to the original financial liability under IFRS 9 as the terms of the amended and restated arrangement were determined to not be substantially different than that of the original arrangement. Pursuant to IFRS 9, where an existing financial liability is modified, a gain or loss should be recognized as the difference between the original contractual cash flows and the modified contractual cash flows discounted using the original effective interest rate. This calculation resulted in a gain of $2.9 million, which consisted of the gain arising from the present value calculation of the modified contractual cash flows, offset by fees paid to the lessor.
The carrying values of the amounts due under the arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation and of the modification) were $133.0 million and $141.4 million as of December 31, 2021 and 2020, respectively. We were in compliance with the financial covenants under these arrangements as of those dates.
BCFL Lease Financing (MRs)
In September 2017, we entered into agreements to sell and lease back five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) with Bank of Communications Finance Leasing Co Ltd., or BCFL, for a sales price of $27.5 million per vessel (the "BCFL Lease Financing (MRs)"). The financing for STI Topaz, STI Ruby and STI Garnet closed in September 2017, the financing for STI Onyx closed in October 2017, and the financing for STI Amber closed in November 2017. Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, and we have three consecutive one-year options to extend each charter beyond the initial term. Furthermore, we have the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement (as applicable).
In April 2020, we executed an agreement to increase the borrowing capacity of our BCFL Lease Financing arrangements (MRs) by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on the above vessels. The agreement is for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
In July 2020, we drew $1.9 million to partially finance the purchase and installation of a scrubber on one vessel and in January 2021, we drew $5.8 million to partially finance the purchase and installation of scrubbers on three vessels.
Our BCFL Lease Financing (MRs) includes a financial covenant that requires us to maintain that the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned $5.1 million deposit shall at all times be no less than 100% of the then outstanding balance plus the aforementioned $5.1 million deposit.
The aggregate outstanding balances under this arrangement were $68.9 million and $77.7 million as of December 31, 2021 and 2020, respectively. We were in compliance with the financial covenants as of those dates.
2018 CMBFL Lease Financing
In July 2018, we executed an agreement to sell and leaseback six MR product tankers (STI Battery, STI Milwaukee, STI Tribeca, STI Bronx, STI Manhattan, and STI Seneca) to CMB Financial Leasing Co., Ltd (the "2018 CMBFL Lease Financing"). The aggregate borrowing amount under the arrangement is $141.6 million and the sales closed in August 2018.

Each agreement is for a fixed term of eight years, and we have options to purchase the vessels at the start of the fourth year of each agreement. The lease bears interest at LIBOR plus a margin of 3.20% per annum and are scheduled to be repaid in quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date.
In December 2019, we amended and restated the agreement to increase the borrowing capacity to partially finance the purchase and installation of scrubbers on the six MRs that are currently part of the agreement. In May 2020, we drew an aggregate of $10.1 million under the scrubber portion of the 2018 CMBFL Lease Financing to partially finance the purchase and installation of scrubbers on the six MRs. The upsized portion of the lease financing has a final maturity of 3.5 years after the first drawdown, bears interest at LIBOR plus a margin of 3.10% per annum, and is scheduled to be repaid in quarterly principal payments of approximately $0.1 million per vessel.
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
The amounts outstanding, which include the scrubber and non-scrubber portions, were $112.0 million and $125.0 million as of December 31, 2021 and 2020, respectively. We were in compliance with the financial covenants under these arrangements as of those dates.
$116.0 Million Lease Financing
In August 2018, we executed an agreement to sell and leaseback two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Oxford and STI Selatar) in two separate transactions to an international financial institution (the $116.0 Million Lease Financing"). The net borrowing amount (which reflects the selling price less deposits and commissions to the lessor) under the arrangement was $114.8 million in aggregate, consisting of $23.8 million per MR and $33.7 million per LR2.
Under the terms of these agreements, we will bareboat charter-in the vessels for a period of seven years at $7,935 per day for each MR and $11,040 per day for each LR2 (which includes both the principal and interest components of the lease). In addition, we have purchase options beginning at the end of the third year of each agreement, and a purchase obligation for each vessel upon the expiration of each agreement.
In April 2020, we executed agreements to increase the borrowing capacity of four vessels under our $116.0 Million Lease Financing by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on these vessels. Each agreement is for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest. In July 2020, we drew $5.7 million to partially finance the purchase and installation of scrubbers on three vessels. In January 2021, we drew $1.9 million to partially finance the purchase and installation of scrubbers on one vessel.
We are subject to certain terms and conditions under the $116.0 Million Lease Financing, including a financial covenant that requires us to maintain that the aggregate of the fair market value of each vessel leased under the facility plus the aforementioned deposits shall at all times be no less than 111% of the then outstanding balance plus the aforementioned deposits. The LR2 tankers in this facility are grouped for purposes of this test.
The amounts outstanding, which include the scrubber and non-scrubber portions, were $95.8 million and $103.8 million as of December 31, 2021 and 2020, respectively. We were in compliance with the financial covenants as of those dates.
AVIC Lease Financing
In July 2018, we executed an agreement to sell and leaseback three MR product tankers (STI Ville, STI Fontvieille and STI Brooklyn) and two LR2 product tankers (STI Rose and STI Rambla) to AVIC International Leasing Co., Ltd. (the "AVIC Lease Financing"). The borrowing amounts under the arrangement are $24.0 million per MR and $36.5 million per LR2 ($145.0 million in aggregate). These transactions closed in August and September 2018.

Each agreement is for a fixed term of eight years, and we have options to purchase the vessels beginning at the end of the second year of each agreement. The leases bear interest at LIBOR plus a margin of 3.70% per annum and are scheduled to be repaid in quarterly principal installments of $0.5 million per MR and $0.8 million per LR2. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date.
Additionally, in February 2020, we executed an agreement to upsize the AVIC Lease Financing arrangement to finance the purchase and installation of scrubbers on two MRs (STI Fontvieille and STI Brooklyn) and two LR2 (STI Rose and STI Rambla) product tankers that are part of this arrangement. The upsized portion of the lease financing was to be used to finance up to the lesser of 80% of the purchase and installation price of the scrubbers or 80% of the appreciated value of the vessel. In December 2020, we drew $4.6 million from the upsized portion of this arrangement to partially finance the purchase and installation of scrubbers on three vessels that are currently part of this arrangement, one MR (STI Brooklyn) and two LR2s. The upsized portion of the lease financing has a final maturity of three years after the first drawdown, bears interest at LIBOR plus a margin of 4.20% per annum and is scheduled to be repaid in quarterly principal payments of approximately $0.4 million, in aggregate, for all three vessels.
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
The outstanding amounts, which include the scrubber and non-scrubber portions, were $106.4 million and $119.7 million as of December 31, 2021 and 2020, respectively, and we were in compliance with the financial covenants as of those dates.
China Huarong Lease Financing
In August 2018, we closed on the sale and leaseback of six 2014 built MR product tankers, (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina) to China Huarong Shipping Financial Leasing Co., Ltd. (the "China Huarong Lease Financing"). The borrowing amount under the arrangement is $144.0 million in aggregate.
Each agreement is for a fixed term of eight years, and we have options to purchase the vessels beginning at the end of the third year of each agreement. The leases bear interest at LIBOR plus a margin of 3.50% per annum and will be repaid in equal quarterly principal installments of $0.6 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date.
In September 2020 we received a commitment to upsize this arrangement by $2.0 million per vessel to partially finance the purchase and installation of scrubbers on these vessels. In January 2021, we executed the agreements on five of the vessels (STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina) and drew down $10.0 million under the upsized portion of this arrangement. Borrowings under the upsized portion bear interest at LIBOR plus a margin of 3.50% per annum and are scheduled to be repaid in equal quarterly installments of approximately $0.2 million per vessel for three years from the date of drawdown.
We are subject to certain terms and conditions under this arrangement, including the financial covenant that the we maintain consolidated tangible net worth of no less than $650.0 million. Additionally, during the scrubber loan period (between its drawdown date and maturity date), each vessel shall maintain a fair market value of no less than 115% of the total principal outstanding balance for such vessel.
The aggregate outstanding balances under this arrangement were $103.4 million and $110.3 million as of December 31, 2021 and 2020, respectively, and we were in compliance with the financial covenants relating to this facility as of those dates.

$157.5 Million Lease Financing
In October 2018, we sold and leased back six MR product tankers (STI San Antonio, STI Benicia, STI St. Charles, STI Yorkville, STI Mayfair and STI Duchessa) and one LR2 product tanker (STI Alexis) to an international financial institution (the "$157.5 Million Lease Financing"). The borrowing amount under the arrangement was $157.5 million in aggregate, and these sales closed in October 2018.
Each agreement is for a fixed term of seven years, and we have options to purchase the vessels beginning at the end of the third year of each agreement. The leases bear interest at LIBOR plus a margin of 3.00% per annum and are scheduled to be repaid in equal quarterly principal installments of $0.5 million per MR and $0.6 million for the LR2. Each agreement also has a purchase obligation at the end of the seventh year (which is equal to the outstanding principal balance at that date). We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
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
    The amounts outstanding were $109.7 million and $123.8 million as of December 31, 2021 and 2020, respectively, and we were in compliance with the financial covenants as of those dates.
COSCO Lease Financing
In September 2018, we executed an agreement to sell and leaseback two Handymax product tankers (STI Battersea and STI Wembley) and two MR product tankers (STI Texas City and STI Meraux) to Oriental Fleet International Company Limited (the "COSCO Lease Financing"). The amounts borrowed under the arrangement were $21.2 million for the Handymax vessels and $22.8 million for each of the MR vessels ($88.0 million in aggregate).
Each agreement is for a fixed term of eight years, and we have options to purchase the vessels beginning at the end of the second year of each agreement. The facility bears interest at LIBOR plus a margin of 3.60% per annum and is being repaid in quarterly installments of $0.5 million per vessel. Each agreement also has a purchase obligation at the end of the eighth year, which is equal to the outstanding principal balance at that date. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
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
The amounts outstanding were $61.1 million and $68.8 million as of December 31, 2021 and 2020, respectively, and we were in compliance with the financial covenants as of those dates.
2020 CMBFL Lease Financing
In September 2020, we executed an agreement with CMB Financial Leasing Co., Ltd to sell and leaseback two MR product tankers (STI Leblon and STI Bosphorus). The aggregate borrowing amount under the arrangement was $45.4 million, which was drawn in September 2020 (the "2020 CMBFL Lease Financing"). A portion of the proceeds were utilized to repay $30.1 million of the outstanding indebtedness relating to these two vessels under our 2017 Credit Facility.
Each agreement is for a fixed term of seven years, and we have options to purchase the vessels beginning on the third anniversary of the delivery date of each agreement. The leases bear interest at LIBOR plus a margin of 3.20% per annum and will be repaid in equal quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase option at the end of the seventh year (which is equal to the outstanding principal balance at that date). We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
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
The amounts outstanding were $41.3 million and $44.6 million as of December 31, 2021 and 2020, respectively, and we were in compliance with the financial covenants as of those dates.
2020 TSFL Lease Financing
In November 2020, we executed an agreement with Taiping & Sinopec Financial Leasing Co., Ltd. (the "2020 TSFL Lease Financing") to sell and leaseback two MR product tankers (STI Galata and STI La Boca). The aggregate borrowing amount under the arrangement was $47.3 million, which was drawn in November 2020. A portion of the proceeds were utilized to repay $29.3 million of the outstanding indebtedness relating to these two vessels under our 2017 Credit Facility.
Each agreement is for a fixed term of seven years and we have options to purchase the vessels beginning on the third anniversary of the delivery date of each agreement. The leases bear interest at LIBOR plus a margin of 3.20% per annum and will be repaid in equal quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of the seventh year (which is equal to the outstanding principal balance at that date). We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The amounts outstanding were $43.9 million and $47.3 million as of December 31, 2021 and 2020, respectively, and we were in compliance with the financial covenants as of those dates.
2020 SPDBFL Lease Financing
In November 2020, we executed an agreement with SPDB Financial Leasing Co., Ltd to sell and leaseback four MR product tankers (STI Donald C Trauscht, STI Esles II, STI San Telmo, and STI Jardins). The aggregate borrowing amount under the arrangement was $96.5 million, which was drawn in November and December 2020 (the "2020 SPDBFL Lease Financing"). A portion of the proceeds were utilized to repay $62.9 million of the outstanding indebtedness relating to these vessels under our 2017 Credit Facility. In connection with these repayments, approximately $5.0 million was released from restricted cash that was previously held in a debt service reserve account under the terms and conditions of the 2017 Credit Facility.
The agreements for STI Donald C Trauscht and STI San Telmo are for a fixed term of seven years. The agreements for STI Esles and STI Jardins are for a fixed term of eight years. Each of the agreements have options to purchase the vessels beginning on the third anniversary of the delivery date of each agreement. The leases bear interest at LIBOR plus a margin of 3.05% per annum and will be repaid in equal quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase obligation at the end of their term (which is equal to the outstanding principal balance at that date). Additionally, coinciding with the first payment dates in the first quarter of 2021, we were required to deposit with the lessor 3% of the borrowing amount, or $2.9 million in aggregate. We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.70 to 1.00.
•Consolidated tangible net worth of no less than $650.0 million.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The carrying values of the amounts due under the arrangement (net of the deposits made during 2021) were $87.1 million and $96.5 million as of December 31, 2021 and 2020, respectively, and we were in compliance with the financial covenants as of those dates.
2021 AVIC Lease Financing

In February 2021, we closed on the sale and leaseback of two vessels (STI Memphis and STI Soho) with AVIC International Leasing Co., Ltd. for aggregate proceeds of $44.2 million (the “2021 AVIC Lease Financing”). We repaid the outstanding indebtedness of $30.1 million related to these vessels on the 2018 NIBC Credit Facility as part of these transactions. In March 2021, we closed on the sale and leaseback of two additional vessels (STI Lombard and STI Osceola) under the 2021 AVIC Lease Financing for aggregate proceeds of $53.1 million. We repaid the outstanding indebtedness of $29.6 million related to these vessels on the ING Credit Facility as part of these transactions.
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
•Consolidated tangible net worth shall always exceed $650.0 million.
•The aggregate of the fair market value of the vessels provided as collateral under the lease financing shall at all times be no less than 115% of the then aggregate outstanding principal amount on or before the third anniversary date of the delivery of the vessel and 120% thereafter.
The carrying values of the amounts due under the arrangement (net of the deposits made during 2021) was $90.9 million as of December 31, 2021, and we were in compliance with the financial covenants as of that date.
2021 CMBFL Lease Financing
In March 2021, we received a commitment to sell and leaseback four Handymax vessels (STI Comandante, STI Brixton, STI Pimlico and STI Finchley) and one MR (STI Westminster) from CMB Financial Leasing Co. Ltd, or CMBFL (the "2021 CMBFL Lease Financing"). In March 2021, we closed on the sale and leaseback of the four aforementioned Handymax vessels under the 2021 CMBFL Lease Financing for aggregate proceeds of $58.8 million and repaid the outstanding indebtedness of $46.7 million related to these vessels on the ING Credit Facility as part of these transactions. In April 2021, we closed on the sale and leaseback of STI Westminster for aggregate proceeds of $20.25 million and repaid the outstanding indebtedness of $16.1 million related to this vessel on the ABN AMRO / SEB Credit Facility as part of this transaction.
Under the 2021 CMBFL Lease Financing, each vessel is subject to a seven-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.25% per annum for the Handymax vessels and 3.20% per annum for the MR vessel. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the third anniversary date from the delivery date of the respective vessel, with a purchase option for each vessel upon the expiration of each agreement.
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
The amount outstanding was $74.6 million as of December 31, 2021, and we were in compliance with the financial covenants as of that date.
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

Under the 2021 TSFL Lease Financing, each vessel is subject to a seven-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.20% per annum and are scheduled to be repaid in equal quarterly principal installments of approximately $0.4 million per vessel. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase option for each vessel upon the expiration of each agreement.
Our 2021 TSFL Lease Financing includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
The amount outstanding was $54.4 million as of December 31, 2021, and we were in compliance with the financial covenants as of that date.
2021 CSSC Lease Financing
In May 2021, we closed on the sale and leaseback of two LR2 vessels (STI Grace and STI Jermyn) with CSSC (Hong Kong) Shipping Company Limited (the "2021 CSSC Lease Financing") for aggregate proceeds of $57.4 million. We repaid the aggregate outstanding indebtedness of $36.9 million related to these two vessels on the ING Credit Facility as part of this transaction.
Under the 2021 CSSC Lease Financing, each vessel is subject to a six-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.50% per annum and are scheduled to be repaid in equal principal installments of approximately $0.2 million per vessel per month. Each agreement contains purchase options beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase obligation for each vessel upon the expiration of each agreement.
Our 2021 CSSC Lease Financing includes a covenant that requires that the fair market value of each vessel leased under the facility shall at all times be no less than 125% of the outstanding balance for such vessel.
The amount outstanding was $53.9 million as of December 31, 2021, and we were in compliance with the financial covenants as of that date.
2021 $146.3 Million Lease Financing
In November 2021, we closed on the sale and leaseback transactions for four LR2 product tankers (STI Connaught, STI Winnie, STI Lauren and STI Broadway) and two Handymax product tankers (STI Rotherhithe and STI Hammersmith) with an international financial institution (the “2021 $146.3 Million Lease Financing”). The borrowing amount under the agreement was $146.3 million in aggregate and part of the proceeds were used to repay the aggregate outstanding indebtedness of $105.0 million relating to these vessels under the ING Credit Facility and ABN AMRO / SEB Credit Facility.
Under this lease financing arrangement, each vessel is subject to a seven-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.30% per annum and are scheduled to be repaid in equal quarterly principal installments of approximately $0.7 million on three LR2 vessels, $0.6 million on one LR2 vessel and $0.4 million per Handymax vessel. Each agreement contains purchase options beginning at the end of the second year with a purchase obligation for each vessel upon the expiration of each agreement.
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
The amount outstanding was $146.3 million as of December 31, 2021, and we were in compliance with the financial covenants as of that date.

2021 Ocean Yield Lease Financing
In December 2021, we closed on the sale and leaseback transactions for two LR2 product tankers (STI Gallantry and STI Guard) with Ocean Yield ASA (the “2021 Ocean Yield Lease Financing”). The borrowing amount under the agreements was $70.2 million in aggregate, and part of the proceeds were used to repay the aggregate outstanding indebtedness of $42.3 million relating to these vessels under the 2020 $225.0 Million Credit Facility.
Under this lease financing arrangement, each vessel is subject to a ten-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin per annum and are scheduled to be repaid in equal monthly principal installments of approximately $0.2 million per vessel. Each agreement contains purchase options to re-acquire each of the subject vessels on the fourth, fifth, and seventh anniversary dates from the effective date of each agreement, with a purchase obligation for each vessel upon the expiration of each agreement.
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
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000per each time chartered-in vessel.
The amount outstanding was $69.8 million as of December 31, 2021, and we were in compliance with the financial covenants as of that date.
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
Senior Notes Due 2025
In May 2020, we issued $28.1 million aggregate principal amount of 7.00% senior unsecured notes due June 30, 2025, or our "Senior Notes Due 2025", in an underwritten public offering. This amount includes $3.1 million related to the partial exercise of the underwriters’ option to purchase additional Senior Notes due 2025 under the same terms and conditions. The aggregate net proceeds were approximately $26.5 million after deducting underwriting commissions and offering expenses.
In January 2021, we entered into a note distribution agreement (the "Distribution Agreement") with B. Riley Securities, Inc. as the sales agent (the "Agent") under which we may offer and sell, from time to time, up to an additional $75.0 million aggregate principal amount of our Senior Notes Due 2025 (the "Additional Notes").
Any Additional Notes sold will be issued under that certain indenture pursuant to which we previously issued $28.1 million aggregate principal amount our Senior Notes Due 2025, on May 29, 2020 (the "Initial Notes"). The Additional Notes will have the same terms as the Initial Notes (other than date of issuance), form a single series of debt securities with the Initial Notes and have the same CUSIP number and be fungible with the Initial Notes immediately upon issuance, including for purposes of notices, consents, waivers, amendments and any other action permitted under the aforementioned indenture. The Senior Notes Due 2025 are listed on the NYSE under the symbol “SBBA.”
Sales of the Additional Notes may be made over a period of time, and from time to time, through the Agent, in transactions involving an offering of the Senior Notes Due 2025 into the existing trading market at prevailing market prices. During the year ended December 31, 2021, we issued $42.1 million aggregate principal amount of Senior Notes due 2025 under the program, resulting in $41.2 million in aggregate net proceeds (net of underwriters commissions and expenses)

The Senior Notes Due 2025 bear interest at a coupon rate of 7.0% per year, payable quarterly in arrears on the 30th day of March, June, September, and December of each year. Coupon payments commenced on June 30, 2020. We may redeem the Senior Notes Due 2025 in whole or in part, at our option, at any time (i) on or after June 30, 2022 and prior to June 30, 2023, at a redemption price equal to 102% of the principal amount to be redeemed, (ii) on or after June 30, 2023 and prior to June 30, 2024, at a redemption price equal to 101% of the principal amount to be redeemed, and (iii) on or after June 30, 2024 and prior to maturity, at a redemption price equal to 100% of the principal amount to be redeemed, in each case plus accrued and unpaid interest to, but excluding, the redemption date.
The Senior Notes Due 2025 are a senior unsecured obligation and rank equally with all of our existing and future senior unsecured and unsubordinated debt, are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and are structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Senior Notes Due 2025. The Senior Notes Due 2025 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof.
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
The carrying values of the Senior Notes Due 2025 (net of unamortized net discount on the Additional Notes issued at market price during 2021) were $70.1 million and $28.1 million as of December 31, 2021 and 2020, respectively, and we were in compliance with the financial covenants relating to the Senior Notes Due 2025 as of those dates.
Convertible Notes Due 2022
In May 2018 and July 2018, we exchanged $188.5 million and $15.0 million, respectively, in aggregate principal amount of our 3.00% senior Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of newly issued unsecured Convertible Notes due 2022 bearing interest at 3.00%, or our "Convertible Notes Due 2022". The Convertible Notes Due 2022 issued in July 2018 have identical terms, are fungible with and are part of the series of Convertible Notes Due 2022 issued in May 2018. Interest is payable semi-annually in arrears on November 15 and May 15 of each year, beginning on November 15, 2018. The Convertible Notes Due 2022 will mature on May 15, 2022, unless earlier converted or repurchased in accordance with their terms.
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

The table below details the dividends issued during the years ended December 31, 2021 and 2020, and the corresponding effect on the conversion rate of the Convertible Notes Due 2022:

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
March 2, 2020	$0.10	25.8763
June 1, 2020	$0.10	26.0200
September 9, 2020	$0.10	26.2463
November 23, 2020	$0.10	26.4810
March 2, 2021	$0.10	26.6617
May 21, 2021	$0.10	26.7879
September 9, 2021	$0.10	26.9419
December 3, 2021	$0.10	27.1571
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
Upon the May and July 2018 issuances, we determined the initial carrying values of the liability components of the Convertible Notes Due 2022 to be $154.3 million and $12.2 million, respectively, based on the fair value of a similar liability that does not have any associated conversion feature. We utilized recent pricing (with adjustments made to align the tenor) on our (i) unsecured senior unsecured notes due 2019 bearing interest at 8.25% (which were repaid in March 2019), (ii) Senior Notes Due 2020 and (iii) the pricing on recently issued unsecured bonds in the shipping sector as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes Due 2022 is being amortized over the term of the Convertible Notes Due 2022 under the effective interest method and recorded as part of financial expenses. The residual values (the conversion feature) of $34.2 million and $2.8 million, respectively, were recorded to Additional paid-in capital upon issuance.
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

In March 2021 and June 2021, we completed the exchange of approximately $62.1 million and $19.4 million, respectively, in aggregate principal amount of Convertible Notes Due 2022 for approximately $62.1 million and $19.4 million, respectively in aggregate principal amount of new 3.00% Convertible Notes due 2025 (the "Convertible Notes Due 2025", which are described below) pursuant to separate, privately negotiated, agreements with certain holders of the Convertible Notes Due 2022, which we refer to as the 2021 Convertible Notes Exchanges.
We have accounted for the 2021 Convertible Notes Exchanges as extinguishments of the original financial liability and the recognition of a new liability on the basis that the terms of the Convertible Notes Due 2022 are substantially different to the terms of the Convertible Notes Due 2025. We recorded an aggregate loss on the extinguishment of the Convertible Notes Due 2022 of $5.5 million as a result of the 2021 Convertible Notes Exchanges, which primarily arose from (i) the difference between the carrying value and the face value of the Convertible Notes Due 2022 on the date of the exchange, and (ii) transaction costs directly attributable to the 2021 Convertible Notes Exchanges. We also determined that the fair value of the equity component of the exchanged portion of the Convertible Notes Due 2022 was approximately $1.5 million. This amount was recorded as a reduction to additional paid-in capital as a result of the 2021 Convertible Notes Exchanges
The carrying values of the liability component of the Convertible Notes Due 2022 as of December 31, 2021 and 2020, respectively, were $68.3 million and $140.7 million. We incurred $2.8 million of coupon interest and $4.7 million of non-cash accretion during the year ended December 31, 2021. We incurred $5.5 million of coupon interest and $8.4 million of non-cash accretion during the year ended December 31, 2020. We were in compliance with the covenants related to the Convertible Notes due 2022 as of those dates.
Convertible Notes Due 2025
As mentioned above, we completed the 2021 Convertible Notes Exchanges in March 2021 and June 2021. Additionally, in March 2021 and June 2021, we issued and sold $76.1 million and $42.4 million, respectively, in aggregate principal amount of Convertible Notes Due 2025 pursuant to separate, privately negotiated, agreements with certain investors in a private offering, which we refer to as the 2021 Convertible Notes Offerings. The Convertible Notes Due 2025 that were issued and sold in June 2021 as part of the 2021 Convertible Notes Offerings were issued at 102.25% of par, or $43.3 million, plus accrued interest.
The Convertible Notes Due 2025 that were issued in June 2021 have the same terms as (other than date of issuance), form a single series of debt securities with, have the same CUSIP number and are fungible with, the Convertible Notes Due 2025 that were issued in March 2021, including for purposes of notices, consents, waivers, amendments and any other action permitted under the Indenture.
Upon the March 2021 and June 2021 issuances, we determined the initial carrying value of the liability component of the Convertible Notes Due 2025, to be $132.9 million and $60.8 million, respectively. This determination was based on the fair value of a similar liability that does not have any associated conversion feature. We utilized the market pricing on unsecured bonds in the shipping sector as the basis for this determination. The residual value, attributable to the conversion feature, of $5.3 million and $2.4 million, was recorded to Additional paid-in capital upon the March 2021 and June 2021 issuances, respectively. The difference between the fair value of the liability component and the face value of the Convertible Notes Due 2025 is being accreted over the term of the Convertible Notes Due 2025 under the effective interest method and recorded as part of financial expenses.
The Convertible Notes Due 2025 are our senior, unsecured obligations and bear coupon interest at a rate of 3.00% per annum. Interest is payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2021. Additionally, commencing in March 2021, principal will accrete on the principal amount, compounded semi-annually, at a rate equal to approximately 5.5202% per annum, which principal amount, together with any accretions thereon, is the “Accreted Principal Amount”. The Accreted Principal Amount at maturity will equal 125.3% of par, which together with the 3.00% coupon interest rate, compounds to a yield-to-maturity of approximately 8.25%.
The Accreted Principal Amount feature is scheduled to accrete over the term of the Convertible Notes Due 2025 under the effective interest method and will be recorded as part of financial expenses. The following table sets forth the Accreted Principal Amount per $1,000 principal amount of the Convertible Notes due 2025 per the indenture as of the specified dates during the period from the issue date through the maturity date:

Date	Accreted Principal Amount
March 25, 2021	$100.0000
May 15, 2021	$100.7125
November 15, 2021	$103.3669
May 15, 2022	$106.1308
November 15, 2022	$109.0087
May 15, 2023	$112.0053
November 15, 2023	$115.1255
May 15, 2024	$118.3744
November 15, 2024	$121.7574
May 15, 2025	$125.2798
The Convertible Notes Due 2025 will mature on May 15, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms. The conversion rate of the Convertible Notes Due 2025 was initially 26.6617 common shares per $1,000 principal amount of Convertible Notes Due 2025 (equivalent to an initial conversion price of approximately $37.507 per common share), and is subject to adjustment upon the occurrence of certain events as set forth in the indenture governing the Convertible Notes Due 2025 (such as the payment of dividends).
The table below details the dividends issued during the year ended December 31, 2021 and the corresponding effect on the conversion rate of the Convertible Notes Due 2025:

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
March 2, 2021	$0.10	26.6617
May 21, 2021	$0.10	26.7879
September 9, 2021	$0.10	26.9419
December 3, 2021	$0.10	27.1571
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
The Convertible Notes Due 2025 require us to comply with certain covenants such as restrictions on consolidations, mergers or sales of assets. Additionally, if we undergo a fundamental change, as defined in the indenture, holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the Accreted Principal Amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
The carrying value of the liability component of the Convertible Notes Due 2025 as of December 31, 2021 was $202.4 million and we were in compliance with the covenants related to the Convertible Notes Due 2025 as of that date. We incurred $4.1 million of coupon interest and $8.6 million of non-cash accretion (inclusive of the Accreted Principal Amount of $8.1 million) during the year ended December 31, 2021.

13.     Segment reporting

Information about our reportable segments for the years ended December 31, 2021, 2020 and 2019 is as follows:

For the year ended December 31, 2021

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$47,053	$50,143	$180,912	$262,678	$540,786	$—	$540,786
Vessel operating costs	(29,883)	(38,157)	(105,714)	(161,086)	(334,840)	—	(334,840)
Voyage expenses	24	(477)	(246)	(2,756)	(3,455)	—	(3,455)
Depreciation - owned or finance leased vessels	(20,970)	(21,120)	(81,062)	(74,315)	(197,467)	—	(197,467)
Depreciation - right of use assets	—	(1,773)	(8,503)	(32,510)	(42,786)	—	(42,786)
General and administrative expenses	(1,158)	(1,464)	(4,050)	(6,148)	(12,820)	(39,926)	(52,746)
Financial expenses	—	—	—	—	—	(144,104)	(144,104)
Loss on Convertible Notes exchange	—	—	—	—	—	(5,504)	(5,504)
Financial income	2	—	(5)	602	599	3,024	3,623
Other income and (expenses), net	—	—	—	—	—	2,058	2,058
Segment income or loss	$(4,932)	$(12,848)	$(18,668)	$(13,535)	$(49,983)	$(184,452)	$(234,435)

For the year ended December 31, 2020

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$87,026	$105,353	$375,594	$347,919	915,892	$—	$915,892
Vessel operating costs	(30,396)	(47,791)	(107,710)	(147,851)	(333,748)	—	(333,748)
Voyage expenses	(60)	(402)	(3,479)	(4,018)	(7,959)	—	(7,959)
Depreciation - owned or finance leased vessels	(20,557)	(21,359)	(79,208)	(73,144)	(194,268)	—	(194,268)
Depreciation - right of use assets	—	(12,017)	(8,583)	(30,950)	(51,550)	—	(51,550)
Impairment of vessels	—	—	—	(14,207)	(14,207)	—	(14,207)
Impairment of goodwill	(2,639)	—	—	—	(2,639)	—	(2,639)
General and administrative expenses	(1,180)	(1,960)	(4,029)	(6,060)	(13,229)	(52,958)	(66,187)
Financial expenses	—	—	—	—	—	(154,971)	(154,971)
Gain on repurchase of Convertible Notes	—	—	—	—	—	1,013	1,013
Financial income	104	9	51	520	684	565	1,249
Other income and (expenses), net	—	—	—	—	—	1,499	1,499
Segment income or loss	$32,298	$21,833	$172,636	$72,209	$298,976	$(204,852)	$94,124

For the year ended December 31, 2019

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$67,461	$106,811	$263,818	$266,235	$704,325	$—	$704,325
Vessel operating costs	(29,161)	(50,750)	(97,346)	(117,274)	(294,531)	—	(294,531)
Voyage expenses	(1,628)	(1,414)	(530)	(2,588)	(6,160)	—	(6,160)
Charterhire	—	(4,256)	271	(414)	(4,399)	—	(4,399)
Depreciation - owned or finance leased vessels	(19,520)	(19,119)	(73,774)	(67,639)	(180,052)	—	(180,052)
Depreciation - right of use assets	—	(11,678)	(2,266)	(12,972)	(26,916)	—	(26,916)
General and administrative expenses	(1,167)	(2,192)	(3,841)	(4,951)	(12,151)	(50,144)	(62,295)
Financial expenses	—	—	—	—	—	(186,235)	(186,235)
Financial income	360	18	32	538	948	7,234	8,182
Other expenses, net	—	—	—	15	15	(424)	(409)
Segment income or loss	16,345	17,420	86,364	60,950	181,079	(229,569)	$(48,490)

Revenue from customers representing greater than 10% of total revenue during the years ended December 31, 2021, 2020 and 2019, within their respective segments was as follows:

In thousands of U.S. dollars		For the year ended December 31,
Segment	Customer	2021	2020	2019
MR	Scorpio MR Pool Limited (1)	$256,874	$340,937	$261,727
LR2	Scorpio LR2 Pool Limited (1)	180,912	369,476	260,893
Handymax	Scorpio Handymax Tanker Pool Limited (1)	50,143	105,355	103,150
		$487,929	$815,768	$625,770

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
•For the four vessels that were under construction, the assumption of the commitments on the Agreements of $138.8 million and the issuance 591,254 shares of common stock at $29.00 per share to a nominee of Trafigura with an aggregate market value of $17.1 million. Three of the vessels under construction were delivered in the first quarter and one was delivered in September 2020.
Private Placement
In September 2019, we closed on private placements with Trafigura and SSH (a related party) for $35 million and $15 million, respectively, in exchange for an aggregate of 1,724,137 of our common shares at $29.00 per share.
At the Market Share Issuance Program
In November 2019, we entered into an “at the market” offering program (the “ATM Program”) pursuant to which we may sell up to $100 million of our common shares, par value $0.01 per share. As part of the ATM Program, we entered into an equity distribution agreement dated November 7, 2019 (the “Sales Agreement”), with BTIG, LLC, as sales agent (the “Agent”). In accordance with the terms of the Sales Agreement, we may offer and sell our common shares from time to time through the Agent by means of ordinary brokers’ transactions on the NYSE at market prices, in block transactions, or as otherwise agreed upon by the Agent and us. We intend to use the net proceeds from any sales under the ATM Program for general corporate and working capital purposes.
During the year ended December 31, 2020, we sold an aggregate of 137,067 of our common shares at an average price of $18.79 per share for aggregate net proceeds of $2.6 million. No shares were sold during the year ended December 31, 2021. There is $97.4 million of remaining availability under the ATM Program as of December 31, 2021.
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 500,000 common shares for issuance under the 2013 Equity Incentive Plan which was increased by an aggregate of 4,342,783 common shares through December 31, 2018 and subsequently revised as follows:
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

•In June 2021, we reserved an additional 386,883 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
•In October 2021, we reserved an additional 693,864 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
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
The following paragraphs summarize our grants of restricted stock during the years ended December 31, 2021, 2020, and 2019. The vesting periods of these grants are determined by the plan administrator and generally range from one to five years. Additionally, vesting of these grants is generally subject to a grantee's continued employment with the Company through the vesting date unless the grantee is terminated without cause or due to the grantee's death or disability.
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
In December 2019, we issued 60,000 shares of restricted stock to our independent directors for no cash consideration. The share price on the issuance date was $33.90 per share. The vesting schedule of the restricted stock issued to our independent directors is (i) one-third of the shares vested on December 4, 2020, (ii) one-third of the shares vested on December 3, 2021, and (iii) one-third of the shares vest on December 2, 2022.
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

In December 2020, we issued 90,000 shares of restricted stock to our independent directors and 3,000 to an SSH employee for no cash consideration. The share price on the issuance date was $11.36 per share. The vesting schedule of the restricted stock issued to independent directors is (i) one-third of the shares vested on December 3, 2021, (ii) one-third of the shares vest on December 2, 2022, and (iii) one-third of the shares vest on December 1, 2023. The vesting schedule of restricted stock issued to the SSH employee is (i) one-third of the shares vest on June 5, 2023, (ii) one-third of the shares vest on June 4, 2024, and (iii) one-third of the shares vest on June 4, 2025.
In April 2021, we issued 276,369 shares of restricted stock to certain of our employees for no cash consideration. The share price on the issuance date was $18.38 per share. The vesting schedule for these restricted shares is (i) one-third of the shares vest on March 1, 2024, (ii) one-third of the shares vest on March 3, 2025, and (iii) one-third of the shares vest on March 2, 2026.
There were 1,080,747 shares eligible for issuance under the 2013 Equity Incentive Plan as of December 31, 2021.
The following is a summary of activity for awards of restricted stock during the years ended December 31, 2021 and 2020:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2019	3,561,742	$26.45
Granted	925,080	24.16
Vested	(678,649)	36.01
Forfeited	(1,400)	26.64
Outstanding and non-vested, December 31, 2020	3,806,773	24.19
Granted	276,369	18.38
Vested	(1,085,150)	25.27
Forfeited	—	—
Outstanding and non-vested, December 31, 2021	2,997,992	$23.27
Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.
Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the year ending December 31, 2022	13,952	488	14,440
For the year ending December 31, 2023	6,951	107	7,058
For the year ending December 31, 2024	2,482	—	2,482
For the year ending December 31, 2025	540	—	540
For the year ending December 31, 2026	58	—	58
	$23,983	$595	$24,578

 Dividend Payments
The following dividends were paid during the years ended December 31, 2021, 2020 and 2019.

Dividends	Date
per share	Paid
$0.100	March 28, 2019
$0.100	June 27, 2019
$0.100	September 27, 2019
$0.100	December 13, 2019
$0.100	March 13, 2020
$0.100	June 15, 2020
$0.100	September 29, 2020
$0.100	December 14, 2020
$0.100	March 15, 2021
$0.100	June 15, 2021
$0.100	September 29, 2021
$0.100	December 15, 2021
2015 Securities Repurchase Program
In May 2015, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of our securities.
During the year ended December 31, 2020, we acquired an aggregate of 1,170,000 of our common shares at an average price of $11.18 per share for a total of $13.1 million. No shares were repurchased during the year ended December 31, 2021. All repurchased shares are being held as treasury shares.
Between July 1, 2020 and September 30, 2020 we repurchased $52.3 million face value of our Convertible Notes Due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million and we recorded a $1.0 million gain on repurchase of Convertible Notes within the consolidated statement of income or loss.
New $250 Million Securities Repurchase Program
In September 2020, our Board of Directors authorized a new securities repurchase program to purchase up to an aggregate of $250 million of securities, which, in addition to our common shares, currently consist of our Senior Notes Due 2025 (NYSE: SBBA), Convertible Notes Due 2022, and Convertible Notes Due 2025. The aforementioned repurchases of common stock and our convertible notes were executed under the previous securities repurchase program, which has since been terminated and any future repurchases of our securities will be made under the new $250 million securities repurchase program.
There were 7,519,324 common shares held in treasury at December 31, 2021 and December 31, 2020.
We had $250.0 million remaining under our Securities Repurchase Program as of December 31, 2021. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
Shares outstanding
We currently have 175,000,000 registered shares authorized of which 150,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 are designated as preferred shares with a par value of $0.01.
As of December 31, 2021, we had 58,369,516 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.

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
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the consolidated statements of income or loss and balance sheets are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2021	2020	2019
Pool revenue(1)
Scorpio MR Pool Limited	$256,874	$340,937	$261,727
Scorpio LR2 Pool Limited	180,912	369,476	260,893
Scorpio Handymax Tanker Pool Limited	50,143	105,355	103,150
Scorpio LR1 Pool Limited	47,053	87,028	66,009
Voyage revenue(2)	—	2,334	—
Voyage expenses(3)	(1,461)	(3,507)	(2,414)
Vessel operating costs(4)	(35,427)	(33,896)	(31,732)
Administrative expenses(5)	(13,557)	(13,876)	(12,975)

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
(2)These transactions relate to revenue earned in the spot market on voyages chartered through SSH, a related party.
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
•Bunkers of $2.6 million, $3.6 million, and $0.8 million were purchased from a related party bunker provider during the years ended December 31, 2021, 2020, and 2019, respectively. These bunkers were purchased when our vessels were operating in the spot market, outside of the Scorpio Pools. Approximately $1.4 million, $2.9 million, and $0.3 million, respectively, of these purchases were consumed during the spot market voyages, and the remaining unconsumed portion was considered a working capital contribution to the pool (see below for a description on the accounting for working capital contributions to the Scorpio Pools) when the vessels re-joined the pools during the years ended December 31, 2021 and 2020, respectively.
•Voyage expenses of $19,175, $4,925 and $4,357 charged by a related party port agent during the years ended December 31, 2021, 2020. and 2019 respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.
(4)Related party expenditures included within vessel operating costs in the consolidated statements of income or loss consist of the following:

•Technical management fees of $32.7 million, $31.9 million, and $30.0 million charged by SSM, a related party, during the years ended December 31, 2021, 2020 and 2019 respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $152.0 million, $146.0 million, and $138.9 million during the years ended December 31, 2021, 2020, and 2019 respectively. SSM's annual technical management fee is a fixed fee of $175,000 per vessel plus certain itemized expenses pursuant to the technical management agreement.
•Vessel operating expenses of $2.7 million, $2.0 million, and $1.7 million charged by a related party port agent during the years ended December 31, 2021, 2020 and 2019, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.
(5)We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH also administers the payroll for certain of our employees. SSH is a related party to us. The services provided to us by SSH may be sub-contracted to other entities within Scorpio. The expenses incurred under this agreement were recorded in general and administrative expenses in the consolidated statement of income or loss and were as follows:
•The expense for the year ended December 31, 2021 of $13.6 million included (i) administrative fees of $12.2 million charged by SSH, (ii) restricted stock amortization of $1.3 million, which relates to the issuance of an aggregate of 315,950 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $51,962 to SSH and $14,726 to SCM.
•The expense for the year ended December 31, 2020 of $13.9 million included (i) administrative fees of $12.6 million charged by SSH, (ii) restricted stock amortization of $1.2 million, which relates to the issuance of an aggregate of 315,950 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $19,772 to SSH and $45,539 to SCM.
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

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2021	2020
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$36,216	$26,413
Accounts receivable and prepaid expenses (SSM) (2)	3,426	4,259
Other assets (pool working capital contributions) (3)	73,161	73,161
Liabilities:
Accounts payable and accrued expenses (SSM)	9,844	935
Accounts payable and accrued expenses (owed to the Scorpio Pools)	2,548	945
Accounts payable and accrued expenses (SSH)	1,888	404
Accounts payable and accrued expenses (related party port agent)	674	355
Accounts payable and accrued expenses (SCM)	25	58

(1)Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of December 31, 2020 included $1.1 million of working capital contributions made on behalf of our vessels to the Scorpio Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:
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
Other transactions
Starting in October 2019, we provided guarantees in respect of the payment obligations of a related party bunker provider (who is engaged in the procurement of bunkers on behalf of the Company and the Scorpio Pools) toward its physical suppliers. These guarantee agreements expired during the year ended December 31, 2021 and no amounts were paid to this provider under these guarantees during the years ended December 31, 2021 and 2020.
As described in Note 8, in August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) along with four ice class 1A LR1 product tankers. Two of the LR1 tankers that are part of this joint venture are commercially and technically managed by SCM and SSM, respectively.
 Key management remuneration
The table below shows key management remuneration for the years ended December 31, 2021, 2020 and 2019:

	For the year ended December 31,
In thousands of U.S. dollars	2021	2020	2019
Short-term employee benefits (salaries)	$5,488	$10,989	$10,821
Share-based compensation (1)	17,476	22,217	21,712
Total	$22,964	$33,206	$32,533

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
16.     Vessel revenue
During the years ended December 31 2019, we had five vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater), respectively. There were no vessels that earned revenue through long-term time-charter contracts during the years ended December 31, 2021 and 2020. The remaining vessels earned revenue from the Scorpio Pools or in the spot market. The following table sets forth our revenue, by employment type, for these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2021	2020	2019
Pool revenue	$534,982	$902,796	$691,886
Time charter revenue	—	—	2,551
Voyage revenue (spot market)	5,804	13,096	9,888
	$540,786	$915,892	$704,325

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
The following table summarizes the lease and non-lease components of revenue from time charter-out and pool revenue during the years ended December 31, 2021, 2020 and 2019. These figures are not readily quantifiable as the Company's contracts (with the Scorpio pools or under time charter-out arrangements) do not separate these components. The Company does not view its pool and time charter-out revenue as two separate streams of revenue. Nevertheless, we have estimated these amounts by reference to (i) third party, published time charter rates for the lease component, and (ii) an approximation of the fair market value of vessel operating expenses for the non-lease component.

	For the year ended December 31,
In thousands of U.S. dollars	2021	2020	2019
Lease component of revenue from time charter-out and pool revenue	$280,633	$548,988	$428,781
Non-lease component of revenue from time charter-out and pool revenue	254,349	353,808	265,656
	$534,982	$902,796	$694,437
The following table summarizes the terms of our time chartered-out vessels that were in place during the years ended December 31, 2019.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration	Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	March-19	$18,000
2	STI Poplar	2014	Handymax	January-16	February-19	$18,000
3	STI Rose	2015	LR2	February-16	February-19	$28,000
Payments received include payments for the non-lease elements in these time chartered-out arrangements.

17.     Crewing costs
The following table sets forth the components of our crew expenses, including crew benefits, during the years ended December 31, 2021, 2020 and 2019, respectively.

	For the year ended December 31,
In thousands of US dollars	2021	2020	2019
Short term crew benefits (i.e. wages, victualing, insurance)	171,546	173,912	155,958
Other crewing related costs	26,311	24,375	20,728
	$197,857	$198,287	$176,686
There are no material post-employment benefits for our crew.

18.     General and administrative expenses
General and administrative expenses primarily represent employee benefit expenses, professional fees and administrative fees payable to SSH under our administrative services agreement (as described in Note 15).
Employee benefit expenses (excluding crew) consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2021	2020	2019
Short term employee benefits (salaries)	$10,841	$18,099	$16,776
Share based compensation (see Note 14)	22,931	28,506	27,421
	$33,772	$46,605	$44,197
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.

19.     Financial expenses
The following table sets forth the components of our financial expenses for the years ended December 31, 2021, 2020 and 2019:

	For the year ended December 31,
In thousands of U.S. dollars	2021	2020	2019
Interest expense on debt, net of capitalized interest (1)	$115,983	$132,423	$162,738
Accretion of convertible notes (as described in Note 12)	13,265	8,413	11,375
Amortization of deferred financing fees	7,570	6,657	7,041
Loss on extinguishment of debt and write-off of deferred financing fees (2)	3,604	4,056	1,466
Accretion of premiums and discounts on debt(3)	3,682	3,422	3,615
Total financial expenses	$144,104	$154,971	$186,235
 (1)    The decrease in interest expense, net of capitalized interest during the year ended December 31, 2021 is primarily attributable to lower average LIBOR rates compared to the year ended December 31, 2020. As a result of the onset of the COVID-19 pandemic in March 2020, LIBOR rates decreased significantly during the year ended December 31, 2020. Given the timing of when interest rates are fixed on our variable rate borrowings, this decrease primarily impacted our interest expense in the second half of that year and throughout 2021. The average carrying value of our debt was relatively unchanged at $3.14 billion as of December 31, 2021 compared to $3.13 billion as of December 31, 2020.
The decrease in interest expense during the year ended December 31, 2020 is primarily attributable to lower LIBOR rates. As a result of the COVID-19 pandemic, LIBOR rates decreased significantly during the year ended December 31, 2020. Additionally, we were able to lower the weighted average margin on our variable rate debt through various refinancing initiatives commencing in the fourth quarter of 2019 and throughout 2020. The combination resulted in lower interest expense for the year ended December 31, 2020 compared to December 31, 2019 despite the increase in the average carrying value of our debt to $3.13 billion from $2.91 billion as of December 31, 2020 and 2019, respectively.
    Interest payable during those periods was offset by interest capitalized of $0.2 million, $1.4 million and $2.8 million, during the years ended December 31, 2021, 2020, and 2019 respectively.
(2)     The loss on extinguishment of debt and write-off of deferred financing fees during the year ended December 31, 2021 include (i) $3.0 million of write-offs of deferred financing fees related to the refinancing of existing indebtedness on certain vessels and (ii) $0.6 million of write-offs of the discounts related to the refinancing of existing indebtedness on certain vessels.
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
The loss on extinguishment of debt and write-off of deferred financing fees during the year ended December 31, 2019 includes write-offs of deferred financing fees of (i) $1.2 million related to the refinancing of existing indebtedness on certain vessels, and (ii) $0.3 million related to the redemption of the Senior Notes Due 2019.
(3)     The accretion of premiums and discounts primarily represents the accretion or amortization of the fair value adjustments relating to the indebtedness assumed as part of the 2017 acquisition of Navig8 Product Tankers Inc.

20.     Tax
Scorpio Tankers Inc. and its vessel-owning or leasing subsidiaries are incorporated in either the Republic of the Marshall Islands or in Singapore. We are not subject to Marshall Islands’ income tax in accordance with the income tax laws of the Marshall Islands, and we are eligible for tax exemptions in accordance with the income tax laws of Singapore. Based upon review of applicable laws and regulations, and after consultation with counsel, we do not believe we are subject to material income taxes in any jurisdiction, including the United States of America. Therefore, we did not have any income tax charges, benefits, or balances as of or for the periods ended December 31, 2021, 2020 and 2019.

21.     Earnings / (loss) per share
The calculation of both basic and diluted loss per share is based on net loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
In thousands of U.S. dollars except for share data	2021	2020	2019
Net income / (loss) attributable to equity holders of the parent - basic	$(234,434)	$94,124	$(48,490)
Convertible notes interest expense	—	—	—
Convertible notes deferred financing amortization	—	—	—
Net income / (loss) attributable to equity holders of the parent - diluted	$(234,434)	$94,124	$(48,490)

Basic weighted average number of shares	54,718,709	54,665,898	49,857,998
Effect of dilutive potential basic shares:
Restricted stock	—	1,726,413	—
Convertible notes	—	—	—
	—	1,726,413	—
Diluted weighted average number of shares	54,718,709	56,392,311	49,857,998

Earnings / (Loss) Per Share:
Basic	$(4.28)	$1.72	$(0.97)
Diluted	$(4.28)	$1.67	$(0.97)
During the year ended December 31, 2021, we incurred a net loss and as a result, the inclusion of potentially dilutive shares relating to unvested shares of restricted stock and our Convertible Notes due 2022 and Convertible Notes due 2025 were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.  Accordingly, interest expense, deferred financing amortization, and the potentially dilutive securities relating to the conversion of the Convertible Notes due 2022 and Convertible Notes due 2025 (representing 7,324,132 shares of common stock for the year ended December 31, 2021,) along with the potentially dilutive impact of 2,997,992 unvested shares of restricted stock were excluded from the computation of diluted loss per share for the year ended December 31, 2021.
During the year ended December 31, 2020, the inclusion of potentially dilutive shares relating to our Convertible Notes due 2022 (representing an aggregate of 4,004,702 shares of common stock) were excluded from the computation of diluted earnings per share because their effect under the if-converted method would have been anti-dilutive.
During the year ended December 31, 2019, the inclusion of potentially dilutive shares relating to unvested shares of restricted stock (representing 3,561,742 shares of common stock) and potentially dilutive shares relating to the conversion of the Convertible Notes due 2019 and Convertible Notes due 2022 (representing an aggregate of 5,238,105 shares of common stock) were excluded from the computation of diluted loss per share would have been anti-dilutive.

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
The fair values and carrying values of our financial instruments at December 31, 2021 and 2020, respectively, are shown in the table below.
Categories of Financial Instruments

	As of December 31, 2021		As of December 31, 2020
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$230,415	$230,415	$187,511	$187,511
Restricted cash (2)	4,791	4,791	5,293	5,293
Accounts receivable (3)	38,069	38,069	33,017	33,017
Investment in BWTS (4)	1,751	1,751	1,751	1,751
Working capital contributions to Scorpio Pools (5)	73,161	73,161	73,161	73,161
Seller's credit on sale leaseback vessels (6)	10,793	10,793	10,192	10,192

Financial liabilities
Accounts payable (7)	$35,080	$35,080	$12,863	$12,863
Accrued expenses (7)	24,906	24,906	32,193	32,193
Secured bank loans (8)	566,310	566,310	976,505	976,505
Sale and leaseback liability (9)	1,648,993	1,639,991	1,290,390	1,271,449
IFRS 16 - lease liability (10)	575,834	575,377	634,707	632,473
Unsecured Senior Notes Due 2025 (11)	69,366	70,209	28,774	28,100
Convertible Notes due 2022 (12)	69,059	69,695	145,647	151,229
Convertible Notes due 2025 (12)	195,438	208,133	—	—
(1)     Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.
(2)     Restricted cash are considered Level 1 items due to the liquid nature of these assets.
(3)     We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.
(4)    We consider the fair value of our minority interest in our BWTS supplier (as described in Note 8) to be a Level 3 fair value measurement, as this supplier is a private company and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised the put option set forth in the agreement in full). Moreover, we consider that its carrying value approximates fair value given that the value of this investment is contractually limited to the strike prices set forth in the put and call options prescribed in the agreement and the difference between the two prices is not significant. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options is $0.6 million.
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
(8)     The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $6.4 million and $12.3 million of unamortized deferred financing fees as of December 31, 2021 and 2020, respectively.
(9)    The carrying value of our obligations due under sale and leaseback arrangements are measured at amortized cost using the effective interest method. With the exception of three fixed rate sale and leaseback arrangements, we consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. The fair value of leases with fixed payments are measured at the net discounted value of the remaining minimum lease payments using our incremental borrowing rate at December 31, 2021. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $13.1 million and $8.7 million of unamortized deferred financing fees as of December 31, 2021 and 2020, respectively.
(10)    The carrying value of our lease obligations that are being accounted for under IFRS 16 are measured at the present value of the minimum lease payments under each contract. These leases are mainly comprised of the leases acquired as part of the Trafigura Transaction. We consider that their carrying value approximates fair value because the interest rates on these leases change with, or approximate, market interest rates and the credit risk of the Company has remained stable. The fair value of leases with fixed payments are measured at the net discounted value of the remaining minimum lease payments using our incremental borrowing rate at December 31, 2021 and 2020. Accordingly, we consider their fair value to be a Level 2 measurement.
(11)    The carrying value of our Senior Notes Due 2025 is measured at amortized cost using the effective interest method. The carrying value of our Senior Notes Due 2025 shown in the table above is their face value. The Senior Notes due 2025 are shown net of $2.3 million of deferred financing fees and $0.2 million of unamortized discount on our consolidated balance sheet as of December 31, 2021. The Senior Notes due 2025 are shown net of $1.4 million of unamortized deferred financing fees on our consolidated balance sheet as of December 31, 2020. Our Senior Notes Due 2025 are quoted on the NYSE under the symbol 'SBBA'. We consider their fair value to be a Level 1 measurement due to their quotation on an active exchange.
(12)    The carrying values of our Convertible Notes due 2022 and 2025 shown in the table above are their face value. The liability components of the Convertible Notes due 2022 and 2025 have been recorded within Long-term debt on the consolidated balance sheet as of December 31, 2021. The equity components of the Convertible Notes due 2022 and 2025 have been recorded within Additional paid-in capital on the consolidated balance sheet as of December 31, 2021. These instruments are quoted in inactive markets and are valued based on their quoted prices on the recent trading activity. Accordingly, we consider their fair value to be a Level 2 measurement.
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

Spot market rate risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $46.9 million, $46.2 million and $41.7 million for the years ended December 31, 2021, 2020, and 2019, respectively.
Interest rate risk
The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date.
If interest rates had been 1% higher/lower and all other variables were held constant, our net loss for the year ended December 31, 2021 would have decreased/increased by $26.5 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities, lease financing arrangements and leases being accounted for under IFRS 16 as described in Notes 6 and 12.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2020 would have decreased/increased by $26.7 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities, lease financing arrangements and leases being accounted for under IFRS 16 as described in Notes 6 and 12.
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
Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial manager. We did not experience any credit losses on our accounts receivables portfolio in the years ended December 31, 2021, 2020, and 2019.
The carrying amount of financial assets recognized on our consolidated financial statements represents the maximum exposure to credit risk without taking into account the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2021, 2020, and 2019.
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
Financing risks
As of December 31, 2021, the financings for four vessels under our Citibank / K-Sure Credit Facility for $76.8 million in aggregate and the financing for one vessel under our Credit Agricole Credit Facility for $16.5 million are scheduled to mature within 2022. Additionally, the financings for three vessels under our Credit Agricole Credit Facility for $49.1 million in aggregate are scheduled to mature during the first quarter of 2023. As described in Note 23, in January 2022, we entered into agreements to sell all of these vessels within 12 months from the date of these financial statements.
Furthermore, our Convertible Notes Due 2022 are scheduled to mature in May 2022 for $69.7 million in aggregate principal amount, and one vessel under our 2021 $21.0 Million Credit Facility for $17.5 million is scheduled to mature in December 2022.

While we believe our current financial position, after taking into consideration the pending vessel sales, is adequate to address these cash outflows, a deterioration in economic conditions could cause us to breach the covenants under our financing arrangements and could have a material adverse effect on our business, results of operations, cash flows and financial condition. These circumstances could cause us to seek covenant waivers from our lenders and to pursue other means to raise liquidity, such as through the sale of vessels or in the capital markets, to meet our obligations.
Economic conditions and COVID-19 risks
Initially, the onset of the COVID-19 pandemic in March 2020 resulted in a sharp reduction in economic activity and a corresponding reduction in the global demand for oil and refined petroleum products. This period of time was marked by extreme volatility in the oil markets and the development of a steep contango in the prices of oil and refined petroleum products. Consequently, an abundance of arbitrage and floating storage opportunities opened up, which resulted in record increases in spot TCE rates late in the first quarter of 2020 and throughout the second quarter of 2020. These market dynamics, which were driven by arbitrage trading rather than underlying consumption, led to a build-up of global oil and refined petroleum product inventories. In June 2020, as underlying oil markets stabilized and global economies began to recover, the excess inventories that built up during this period began to slowly unwind thus causing demand for the seaborne transportation of refined petroleum products to decline.
These market conditions, coupled with underlying oil consumption that has yet to reach pre-pandemic levels, had an adverse impact on spot TCE rates throughout 2021. These conditions were exacerbated by the emergence of more contagious, vaccine resistant variants of the virus. Nevertheless, the easing of restrictive measures and successful roll-out of vaccines in most countries throughout the world during 2021 has served as a catalyst for a global economic recovery. Consequently, oil prices continue to push upward on the back of steadily increasing consumption, recently reaching highs not seen since 2014, and existing inventories of refined petroleum products have fallen below multi-year averages. Though these dynamics have set the stage for a long-term recovery, spot TCE rates remained subdued during 2021 as demand failed to exceed pre-pandemic levels.
We expect that the COVID-19 pandemic will continue to cause volatility in the commodities markets. The scale and duration of these circumstances is unknowable but could continue to have a material adverse impact on our earnings, cash flow and financial condition. As described in Note 23, in January and March 2022, we entered into agreements to sell 15 vessels in aggregate, which we expect will raise additional liquidity of approximately $196.6 million after the repayment of debt and payment of estimated selling costs as a result of these transactions.
We currently project that we will have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations, obligations under sale and leaseback arrangements, commitments under other leasing arrangements, and commitments under our scrubber and BWTS contracts) for a period of at least 12 months from the date of approval of these consolidated financial statements.
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

	As of December 31,
In thousands of U.S. dollars	2021	2020
Less than 1 month	$20,172	$34,615
1-3 months	98,407	109,849
3 months to 1 year	477,055	328,880
1-3 years	914,599	1,158,802
3-5 years	1,359,473	969,016
5+ years	880,531	942,670
Total	$3,750,237	$3,543,832
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
23.     Subsequent events
Vessels Sales
In January 2022, we entered into agreements to sell two MRs (2013 built STI Fontvieille and 2019 built STI Majestic) and 12 LR1s. The sales prices of STI Fontvieille, STI Majestic, and the 12 LR1s are $23.5 million, $34.9 million, and $413.8 million, respectively. We expect to record an aggregate loss of approximately $48.0 million during the first quarter of 2022 relating to these sales.
In February 2022, we exercised the option to repurchase STI Fontvieille and repaid $17.2 million on our AVIC Lease Financing in advance of the sale of the vessel, which closed shortly thereafter.
In March 2022, we closed on the sales of the six LR1 vessels, STI Excelsior, STI Executive, STI Excellence, STI Pride, STI Providence and STI Prestige, and we repaid $18.4 million on our Credit Agricole Credit Facility, $39.5 million on our Citibank / K-Sure Credit Facility, $38.7 million on our 2020 $225.0 Million Credit Facility and $21.2 million on our 2021 $43.6 Million Credit Facility as a result of these transactions.
In March 2022 we entered into an agreement to sell an MR product tanker (STI Benicia) for $26.5 million. This sale is expected to close in the second quarter of 2022. Scorpio Services Holding Limited ("SSH"), a related party, owns a non-controlling 7.5% interest in the buyer of STI Benicia. We expect to record a loss of approximately $5.3 million during the first quarter of 2022 as a result of this agreement.
Debt
In March 2022, we drew down $3.4 million from our BNPP Sinosure Credit Facility to partially finance the scrubber installations on two LR1 product tankers.

Declaration of Dividend
On February 11, 2022, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on March 15, 2022 to all shareholders of record as of March 2, 2022.
Convertible Notes due 2022 and 2025
On March 2, 2022, the conversion rates of the Convertible Notes Due 2022 and Convertible Notes Due 2025, were adjusted to reflect the payment of a cash dividend on March 15, 2022 to all shareholders of record as of March 2, 2022. The new conversion rates for the Convertible Notes due 2022 and 2025 will be 27.3142 of the Company's common shares representing an increase of the prior conversion rates of 0.1571 for each $1,000 principal amount of the Convertible Notes due 2022 and 2025.
At the Market Offering Program
In January 2021, we entered into a note distribution agreement, or the Distribution Agreement, with B. Riley Securities, Inc., as sales agent, or the Agent, under which we may offer and sell, from time to time, up to an additional $75.0 million aggregate principal amount of our 7.00% Senior Notes due 2025, or the Additional Notes. Since January 1, 2022 and through the date of this report, we issued $0.4 million ) aggregate principal amount of additional Senior Notes Due 2025 for aggregate net proceeds (net of sales agent commissions and offering expenses) of $0.4 million. There is $32.5 million of remaining availability under this program as of date of this report.
Conflict in Ukraine
The recent military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom. We cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has risen significantly. We cannot predict what effect the higher price of oil and petroleum products will have on demand, and it is possible that the current conflict in Ukraine could adversely affect our financial condition, results of operations, cash flows, financial position and future performance.