Form 20-F
period 2022-12-31
Scorpio Tankers Inc.
filed 2023-03-24
CIK 1483934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022 there were 61,262,838 outstanding shares of common stock, par value $0.01 per share.

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). [ ]

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
•the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023 on interest rates of our credit facilities that reference LIBOR in the interest rate;
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
A. Identity of Directors, Senior Management and Advisers
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
•The tanker industry is cyclical and volatile, which may adversely affect our earnings and available cash flow.
•We are dependent on spot-oriented pools and spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
•An over-supply of tanker capacity may depress charter rates, which may limit our ability to operate our tankers profitability.
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
•Volatility of LIBOR, SOFR, and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.
•If we, including the Scorpio Pools, cannot meet our customers' quality and compliance requirements we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.
•We are required to make significant investments in ballast water management which may have a material adverse effect on our future performance, results of operations and financial position.
•Sulfur regulations to reduce air pollution from ships are likely to cause us to incur significant costs.
•We are subject to complex laws and regulations, including environmental laws and regulations, including environmental laws and regulations that can increase our liability and adversely affect our business, results of operations, cash flows and financial condition and our available cash.
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

•The continuing effects of the COVID-19 pandemic and other outbreaks of epidemic and pandemic diseases and governmental responses thereto could materially and adversely affect our business, financial condition, and results of operations.
•Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war and international hostilities which may affect the tanker industry and adversely affect our business.
•If our vessels call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments, it could result in monetary fines or other penalties imposed on us and may adversely affect our reputation and the market for our securities.
•Breakdowns in our information technology, including as a result of cyberattacks, may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flow and financial position.
•Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies may impose additional costs on us or expose us to additional risks.
•If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.
•We operate secondhand vessels, which exposes us to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
•An increase in operating costs would decrease earnings and available cash.
•We will be required to make additional capital expenditures should we determine to expand the number of vessels in our fleet and to maintain all our vessels.
•Declines in charter rates and other market deterioration have caused, and could cause, us to incur impairment charges.
•Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future, and as a result, investors in our common stock could incur substantial losses.
•The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future debt facilities and we may incur a loss if we sell vessels following a decline in their market value.
•If we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our financial condition and our ability to expand our business.
•If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition and available cash.
•Our ability to obtain additional financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.
•We cannot guarantee that our Board of Directors will declare dividends.
•United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequence to United States shareholders.
•We may have to pay tax on United States source shipping income, which would reduce our earnings.
•We are subject to certain risks with respect to our counterparties on contracts, including our vessel employment arrangements, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
•Our insurance may not be adequate to cover our losses that may result from our operations due to inherent operational risks of the tanker industry.
•Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
•We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.
•As a Marshall Islands corporation with our headquarters in Monaco, and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.
•We are dependent on our managers and their ability to hire and retain key personnel, and there may be conflicts of interest between us and our managers that may not be resolved in our favor.
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
•Our commercial and technical managers are each privately held companies and there is little or no publicly available information about them.
•Our debt and lease financing agreements contain restrictive and financial covenants which may limit our ability to conduct certain activities, and further, we may be unable to comply with such covenants, which could result in a default under the terms of such agreements.
RISKS RELATED TO OUR INDUSTRY
The tanker industry is cyclical and volatile, which may adversely affect our earnings and available cash flow.
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels or to sell them on the expiration or termination of their charters, and the rates payable in respect of our vessels currently operating in tanker pools, or any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
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
As of March 23, 2023, 99 of our vessels were employed in either the spot market or in spot market-oriented tanker pools such as the SLR2P, SMRP or SHTP, which we refer to collectively as the Scorpio Pools and which are managed by companies that are members of the Scorpio group of companies, or Scorpio, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
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

An over-supply of tanker capacity may depress charter rates, which may limit our ability to operate our tankers profitably.
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. According to Drewry Shipping Consultants Ltd., or Drewry, as of February 28, 2023, the newbuilding order book, which extends to 2025 and beyond, equaled approximately 3.8% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.
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
Since we primarily employ our vessels in the spot market or in spot market oriented pools, fuel, or bunkers, is typically the largest expense affecting our shipping operations for our vessels and changes in the price of fuel may adversely affect our profitability. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. While we believe that we can transfer increased costs to the customer, and will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the conflict between Russia and Ukraine, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.
In addition, the entry into force, on January 1, 2020, of the 0.5% global sulfur cap in marine fuels used by vessels that are not equipped with sulfur oxide ("SOx") exhaust gas cleaning systems ("scrubbers") under the International Convention for Prevention of Pollution from Ships ("MARPOL") Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.
Furthermore, since the implementation of the IMO’s sulfur oxide emission limits on January 1, 2020, we have been using compliant low sulfur fuels for some of our vessels that have not yet been retrofitted with scrubbers or that are trading in regions where the use of scrubbers is not permitted, the price of which has increased as a result of increased demand. Fuel may continue to become much more expensive in the future, which may adversely affect the competitiveness of our business compared to other forms of transportation and reduce our profitability.
In addition, if the recent sharp increase in crude oil prices and widening of the spread between the prices of high sulfur fuel and low sulfur fuel resulting from conflict between Russia and Ukraine continues, this might lead to a decrease in the economic viability of older vessels that lack fuel efficiency and a reduction of useful lives of these vessels.
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
“Peak oil” is the year when the maximum rate of extraction of oil is reached. Recent forecasts of “peak oil” range from the 2020s to the 2040s, depending on economics and how governments respond to global warming. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, which shift appears to be accelerating as a result of the COVID-19 pandemic, as well a shift in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
An inability to effectively time investments in and divestments of vessels could prevent the implementation of our business strategy and negatively impact our results of operations and financial condition
Our strategy is to own and operate a fleet large enough to provide global coverage, but no larger than what the demand for our services can support over a longer period by both contracting newbuildings and through acquisitions and disposals in the second-hand market. Our business is greatly influenced by the timing of investments and/or divestments and contracting of newbuildings. If we are unable able to identify the optimal timing of such investments, divestments or contracting of newbuildings in relation to the shipping value cycle due to capital restraints, this could have a material adverse effect on our competitive position, future performance, results of operations, cash flows and financial position.
Volatility in economic conditions throughout the world could have an adverse impact on our results of operations and financial condition.
Our business and profitability are affected by the overall level of demand for our vessels, which in turn is affected by trends in global economic conditions. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. In the past, declines in global economic activity significantly reduced the level of demand for our vessels. The world economy continues to face a number of challenges and an extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Since the beginning of calendar year 2020, the COVID-19 pandemic has resulted in numerous actions by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines, and other emergency public health measures, including lockdown measures. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets which has reduced the global demand for oil and refined petroleum products. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. We expect that the impact of the COVID-19 virus and the uncertainty in the supply of oil will continue to cause volatility in the commodity markets. The scale and duration of the impact of these factors remain unknown but could have a material impact on our earnings, cash flow and financial condition for 2023 or beyond.

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
Volatility of LIBOR, SOFR, and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.
As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on LIBOR, movements in interest rates could negatively affect our financial performance. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new loan agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.
In order to manage our exposure to interest rate fluctuations under LIBOR, the Secured Overnight Financing Rate, or “SOFR”, or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.
Our financing agreements contain a provision requiring or permitting us to enter into negotiations with our lenders to agree to an alternative interest rate or an alternative basis for determining the interest rate in anticipation of the cessation of LIBOR (where applicable). These clauses present significant uncertainties as to how alternative reference rates or alternative bases for determination of rates would be agreed upon, as well as the potential for disputes or litigation with our lenders regarding the appropriateness or comparability to LIBOR of any substitute indices, such as SOFR, and any credit adjustment spread between the two benchmarks. In the absence of an agreement between us and our lenders, most of our financing agreements provide that LIBOR would be replaced with some variation of the lenders’ cost-of-funds rate. The discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.
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
The International Convention for the Control and Management of Vessels' Ballast Water and Sediments, or the BWM Convention, aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships' ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate. The BWM Convention was ratified in September 2016 and entered into force in September 2017. The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention, or IOPP, renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. For most vessels, compliance with the D-2 standard involves installing on-board systems to treat ballast water and eliminate unwanted organisms. The cost of such systems, including installation, is estimated to be between $1.0 million and $1.5 million per vessel.
109 of the 113 vessels in our owned, lease financed or bareboat chartered-in fleet currently have ballast water treatment systems installed. The remaining vessels are required to have ballast water treatment systems installed by the third quarter of 2023. We cannot be assured that the systems which we have installed will be approved by the regulatory bodies of every jurisdiction in which we may wish to conduct our business. Accordingly, we may have to make additional investments in these vessels and substantial investments in the remaining vessels in our fleet that do not carry any such equipment. The investment in ballast water treatment systems could have an adverse material impact on our business, financial condition, and results of operations depending on the ability to install effective ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.
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
We have entered into agreements with third parties to purchase and install Exhaust Gas Cleaning Systems, known as “scrubbers”, on 98 vessels in our fleet for an estimated cost of $2.5 to $3.0 million per vessel, which we have financed and plan to continue to finance through new loan facilities, increases in current loan facilities, and working capital. As of March 23,

2023, we have successfully installed scrubbers on 85 of the vessels in our fleet (16 of which were sold in 2022). For our vessels that have not yet been retrofitted with scrubbers, we are complying with current IMO standards by using compliant bunkers and fuels with no more than 0.5% sulfur content.
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
If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports
The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, promulgated by the IMO and the International Convention for the Safety of Life at Sea of 1974, or SOLAS Convention. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive “safety management system” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM code may subject us to increased liability and may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. The U.S. Coast Guard and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code, or the ISPS Code, and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
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
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. For example, the conflict in Ukraine has recently resulted in missile attacks on commercial vessels in the Black Sea. These hazards may result in death or injury to persons, loss of revenues or property, payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, and interference with shipping routes (such as delay or rerouting), any of which may reduce our revenue or increase our expenses and also subject us to litigation. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.
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
International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. Under the U.S. Maritime Transportation Security Act of 2002, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.
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
Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China in late 2019 and that has spread to most nations around the globe has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. These measures resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, the effects of which continued throughout 2022. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for tanker vessels may deteriorate and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for tanker and other shipping sectors, including, among other things:
•low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•decreases in the market value of tanker vessels and limited second-hand market for the sale of vessels;
•limited financing for vessels;
•loan covenant defaults; and
•declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends
Measures against COVID-19 in a number of countries have previously restricted crew rotations on our vessels, which may continue or become more severe. We have experienced, and may continue to experience, disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. We have had, and may continue to have, increased expenses due to days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We have incurred, and may continue to incur, additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. Delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.
Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war and international hostilities which may affect the tanker industry and adversely affect our business.
We are an international company and primarily conduct of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and North Korea, and Russia and Ukraine. Terrorist attacks, as well as the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Ukraine and the Middle East may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets.
The military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil and refined petroleum products from Russia to the United States, United Kingdom or the European Union. We cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has risen significantly. We cannot predict what effect the higher price of oil and petroleum products will have on demand, and it is possible that the current conflict in Ukraine could adversely affect our financial condition, results of operations, cash flows, financial position and future performance.
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

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the conflict between Russia and Ukraine. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Guinea off the coast of West Africa and the Gulf of Aden off the coast of Somalia.
In February of 2022, President Biden and several European leaders also announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which have continued to expand over the past year and may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, which may, among other things, impair or prevent certain of our counterparties from performing their obligations under contracts with us or with the pools in which our vessels operate.
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
Although no vessels owned or operated by us called on ports located in countries or territories subject to country-wide or territory-wide sanctions and/or embargoes imposed by the U.S. government or other authorities (“Sanctioned Jurisdictions”) during 2022 in violation of applicable sanctions laws, and we intend to maintain compliance with all applicable sanctions and embargo laws and regulations, our vessels may call on ports in Sanctioned Jurisdictions in the future on charterers’ instructions and without our consent. If such activities result in a sanctions violation, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected. Although we endeavor to take precautions reasonably designed to mitigate such activities, including relevant provisions in charter agreements forbidding the use of our vessels in trade that would violate economic sanctions, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.
The laws and regulations of these different jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended or strengthened over time to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S. and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have been, and in the future, the target of sanctions. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S. administration, the EU, and/or other international bodies. In particular, the ongoing conflict in Ukraine could result in the imposition of further economic sanctions by the United States and the European Union against Russia. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, to the best of our knowledge, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.
As a result of Russia’s actions in Ukraine, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2022, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any future violation of applicable sanctions and embargo laws and regulations could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our securities may adversely affect the price at which our securities trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries or territories. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our securities may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
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
The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We may face competition from companies with more modern vessels with more fuel efficient designs than our vessels, and if new tankers are built that are more efficient or more flexible or have longer physical lives than the current generation vessels, competition from the current vessels and any more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. Similarly, technologically advanced vessels are needed to comply with environmental laws the investment in which along with the foregoing could have a material adverse effect on our results of operations, charter hire payments and resale value of vessels. As a result, our available cash could be adversely affected.
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
Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the recent conflict between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact on our business.
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
In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of "greenwashing" (i.e., making unfounded claims about one's ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies.
MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculated “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.
Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan, or SEEMP, on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held on June 2021, entered into force on November 1, 2022 and became effective on January 1, 2023.
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
Moreover, from time to time, in alignment with our sustainability priorities, we may establish and publicly announce goals and commitments in respect of certain ESG items, such as shipping decarbonisation. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.
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
We have retrofitted or expect to retrofit a substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. As of March 23, 2023, we have installed scrubbers on 85 vessels (16 of which have recently been sold), with an additional 12 vessels expected to be retrofitted with scrubbers. The total estimated investment for these systems, including estimated installation costs is expected to be between $2.5 million and $3.0 million per vessel, which we have partially financed or are financing through new loan facilities, increases in current loan facilities, and working capital.
While we have generated positive returns on these investments thus far, there is a risk that some or all of the future expected benefits of our investment in scrubbers may fail to materialize. The realization of such benefits may be affected by a number of factors, many of which are beyond our control, including but not limited to the pricing differential between high and low sulfur fuel oil, the availability of low sulfur fuel oil in the ports in which we operate and the impact of changes in the laws and regulations regulating the discharge and disposal of wash water.
Failure to secure financing, or to realize the anticipated benefits of our investment in scrubbers, could have a material adverse impact on our business, results of operations, cash flows, financial condition and available cash.
We cannot assure you that our internal controls and procedures over financial reporting will be sufficient.
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal controls over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements. We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We will continue to evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies do create additional costs for us and will require the time and attention of management. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.
We may have difficulty managing our planned growth properly.
We have and may continue to grow by expanding our operations and adding to our fleet. Any future growth will primarily depend upon a number of factors, some of which may not be within our control, including our ability to effectively identify, purchase, finance, develop and integrate any tankers or businesses. Furthermore, the number of employees that perform services for us and our current operating and financial systems may not be adequate if we expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), or entry into other financing arrangements which could, among other things, reduce our available cash. If any such events occur, our business, financial condition and results of operations may be adversely affected and the amount of cash available for distribution as dividends to our shareholders may be reduced.
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
We have acquired and may continue to acquire secondhand vessels. While we rigorously inspect previously owned or secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. A secondhand vessel may also have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock, which would reduce our fleet utilization and increase our operating costs. The market prices of secondhand vessels also tend to fluctuate with changes in charter rates and the cost of new build vessels, and if we sell the vessels, the sales prices may not equal and could be less than their carrying values at that time.
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.
An increase in operating costs would decrease earnings and available cash.
Under time charter agreements, the charterer is responsible for voyage costs and the owner is responsible for the vessel operating costs. We currently have 14 vessels on long-term time charter-out agreements (with initial terms of one year or greater). We have 21 vessels operating under bareboat charter-in agreements and the remaining vessels in our fleet are either owned or financed through sale and leaseback arrangements. When our owned, lease financed vessels, or bareboat chartered-in vessels are employed in one of the Scorpio Pools, the pool is responsible for voyage expenses and we are responsible for vessel costs. As of March 23, 2023, 99 out of 113 of our owned, lease financed vessels and bareboat chartered-in vessels were employed through the Scorpio Pools. When our vessels operate directly in the spot market, we are responsible for both voyage expenses and vessel operating costs. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Further, if our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash. Please see “We will be required to make additional capital expenditures should we determine to expand the number of vessels in our fleet and to maintain all our vessels.”
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
In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, and vessels are typically drydocked every 30 - 60 months thereafter, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $1 million and $2 million, excluding costs relating to compliance with applicable ballast water treatment requirements and costs related to the installation of scrubbers, depending on the size and condition of the vessel and the location of drydocking.
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
In accordance with IFRS, we evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. We did not record an impairment charge during the years ended December 31, 2022 and 2021, though we did record an aggregate net loss of $66.5 million as a result of the sales of 18 vessels during the year ended December 31, 2022. Please see Notes 1 and 7 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.
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
Our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future. Our stock prices may experience rapid and substantial decreases or increases in the foreseeable future that are unrelated to our operating performance or prospects. In addition, the COVID-19 pandemic has caused broad stock market and industry fluctuations. The stock market in general and the market for shipping companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may experience substantial losses on their investment in our common stock. The market price for our common stock may be influenced by many factors, including the following:
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
We are thus unable to predict when such instances of trading volatility will occur or how long such dynamics may last. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, or that you will be able to sell our common shares at all.
The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future debt facilities and we may incur a loss if we sell vessels following a decline in their market value.
The fair market values of our vessels have generally experienced high volatility. The fair market values for tankers declined significantly from historically high levels reached in 2008 and remained at relatively low levels through 2021 and significantly improved in 2022. Such prices may fluctuate depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other tanker companies, cost of newbuildings, applicable governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market values of our vessels decline, we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders and our subsidiaries may not be able to make distributions to us. The prepayment of certain debt facilities may be necessary to cause us to maintain compliance with certain covenants in the event that the value of the vessels falls below certain levels. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet.
Additionally, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in our financial statements, which could adversely affect our financial results and condition. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.
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
Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our organizational documents and applicable law. Our Board of Directors makes determinations regarding the payment of dividends in its sole discretion, and there is no guarantee that we will continue to pay dividends in the future. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of future loan facilities we may enter into, may limit our ability to pay dividends.
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
Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time or voyage chartering activities as services income, rather than rental income. Accordingly, our income from our time and voyage chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute assets that produce or are held for the production of “passive income.”
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
We have entered into, and may enter into in the future, various contracts that are material to the operation of our business, including, without limitation, charter and pooling agreements relating to the employment of our vessels, newbuilding contracts, debt and lease financing facilities, and other agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic or political conditions, the condition of the maritime and offshore industries, and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under any such contract or attempt to renegotiate our agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends to holders of our common shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements.
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
Although we assess the creditworthiness of our counterparties, a prolonged period of difficult industry conditions could lead to changes in a counterparty’s liquidity and increase our exposure to credit risk and bad debts. In addition, we may offer extended payment terms to our customers in order to secure contracts., which may lead to more frequent collection issues and adversely affect our financial results and liquidity.
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
We may be subject to increased premium payments, or calls, in amounts based on our claim records, the claim records of our managers, as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, available cash and ability to pay dividends.
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
Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.
As a Marshall Islands corporation with our headquarters in Monaco, and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.
We are a Marshall Islands corporation with our headquarters in Monaco. A majority of our subsidiaries are Marshall Islands entities. These jurisdictions have enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.
EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”. As of December 31, 2022, Monaco and the Marshall Islands remained "white-listed" by the EU. However, on February 14, 2023, the Marshall Islands was placed by the EU on its list of non-cooperative jurisdictions for tax purposes, with the EU listing the Marshall Islands, among others, as “facilitat[ing] offshore structures and arrangements aimed at attracting profits without real economic substance.” At present, the impact of being included on the list of non-cooperative jurisdictions for tax purposes is unclear. Although we understand that the Marshall Islands is committed to full cooperation with the EU and expects to be moved back to the "white list" in October 2023, subject to review by the EU Council, there is no assurance that such a reclassification will occur.
If the Marshall Islands is not removed from the list and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.
EU member states have agreed upon a set of measures, which they can choose to apply against grey- or blacklisted countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist. Other jurisdictions in which we operate could be put on the blacklist in the future.
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

Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members of the Lolli-Ghetti family which owns and controls Scorpio. Annalisa Lolli-Ghetti is the majority owner of Scorpio (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 6.3% of our outstanding common shares. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our administrator and/or commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of the date of this annual report, our commercial and technical managers provide commercial and technical management services to approximately 63 and 34 vessels respectively, other than the vessels in our fleet, that are owned, operated or managed by entities affiliated with Messrs. Lauro, and such entities may operate or acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations. In addition, certain members of Scorpio may benefit from economies of scale all of which may not be passed along to us.
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
As of December 31, 2022, we had approximately $2.0 billion in interest-bearing debt or obligations due under leasing arrangements. Borrowings under our debt facilities and lease financing arrangements require us to dedicate a part of our cash flow from operations to the payment of interest and principal on our debt. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our secured debt facilities and certain of our lease financing arrangements bear interest at variable rates. As described in Item 11 - Quantitative and Qualitative Disclosures About Market Risk, increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as seeking to raise additional capital, refinancing or restructuring our debt, selling tankers, or reducing or delaying capital investments. However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations.
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

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands pursuant to the BCA on July 1, 2009. We provide seaborne transportation of refined petroleum products worldwide. We began our operations in October 2009 with three vessels. In April 2010, we completed our initial public offering, and our common stock commenced trading on the New York Stock Exchange, or NYSE, under the symbol “STNG.” We have since expanded, and as of March 23, 2023, our fleet consisted of 113 wholly owned, leased financed or bareboat chartered-in tankers (39 LR2, 60 MR and 14 Handymax) with a weighted average age of approximately 7.2 years.
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
Recent Developments
Time charter-out
In March 2023, we entered into a time charter-out agreement on an LR2 tanker, STI Jermyn, for three years at an average rate of $40,000 per day. This charter is expected to commence in April 2023.
Declaration of dividend
On February 15, 2023, our Board of Directors declared a quarterly cash dividend of $0.20 per common share, which will be paid on March 31, 2023 to all shareholders of record as of March 7, 2023.
Securities repurchase program
From January 1, 2023 through the February 15, 2023 we repurchased an aggregate of 1,891,303 of our common shares in the open market at an average price of $50.27 per share.
On February 15, 2023, our Board of Directors authorized a new securities repurchase program (the "2023 Securities Repurchase Program") to purchase up to an aggregate of $250 million of our securities which, in addition to our common shares also currently consist of our Senior Unsecured Notes Due 2025. The aforementioned repurchases of common stock were executed under the previous securities repurchase program, which was terminated and any future repurchases of our securities will be made under the 2023 Securities Repurchase Program.
From February 16 through the date of this report, we have repurchased an aggregate of 332,659 of our common shares in the open market at an average price of $53.49 per share under the 2023 Securities Repurchase Program.
As of the date of this report, there is $232.2 million available under the 2023 Securities Repurchase Program.

AVIC Lease Financing
In January 2023, we exercised the purchase options on STI Brooklyn, STI Rambla, STI Rose and STI Ville on the AVIC Lease Financing and repaid the aggregate outstanding lease obligation of $77.8 million as part of these transactions.
2021 CSSC Lease Financing
In March 2023, we gave notices to exercise the purchase options on STI Grace and STI Jermyn which are financed on the 2021 CSSC Lease Financing. These purchases are expected to occur in May 2023 and the aggregate outstanding indebtedness on these vessels is expected to be $46.9 million at the date of purchase.
Ocean Yield Lease Financing
In March 2023, we exercised the purchase option on STI Sanctity on the Ocean Yield Lease Financing for a purchase option price $27.8 million.
IFRS 16 - Leases - $670.0 Million
In March 2023, we gave notices to exercise the purchase options on STI Lavender, STI Magnetic, STI Marshall and STI Miracle which are financed on the IFRS 16 - Leases - $670.0 Million lease financing. These purchases are expected to occur in May 2023 and the aggregate outstanding indebtedness on these vessels is expected to be $102.9 million at the date of purchase.
2023 $225.0 Million Credit Facility
In January 2023, we executed a senior secured credit facility for up to $225.0 million with a group of European financial institutions (the "2023 $225.0 Million Credit Facility"). In February 2023, we drew down $184.9 million from this facility and 11 product tankers (10 MRs and one LR2) were collateralized under this facility as part of the initial drawdown. The remaining amount available is expected to finance two product tankers (one MR and one LR2) and is expected to be drawn before the end of the first quarter of 2023.
The credit facility has a final maturity of five years from the signing date and bears interest at SOFR plus a margin of 1.975% per annum. The borrowings for the MRs are expected to be repaid in equal quarterly installments of $0.63 million per vessel for the first two years, and $0.33 million per vessel for the remaining term of the loan. The borrowings for the LR2s are expected to be repaid in equal quarterly installments of $0.8 million per vessel for the first two years, and $0.45 million per vessel for the remaining term of the loan.
Our 2023 $225.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.5 billion.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans outstanding
2023 $49.1 Million Credit Facility
In February 2023, we executed a senior secured credit facility for up to $49.1 million with a North American financial institution (the "2023 $49.1 Million Credit Facility"). In March 2023, we drew down $49.1 million from this facility to finance two LR2 product tankers, (STI Rose and STI Rambla). The credit facility has a final maturity of five years from the drawdown date and bears interest at SOFR plus a margin of 1.90% per annum. The borrowing is expected to be repaid in 20 equal quarterly installments of $1.2 million, in aggregate, and a balloon payment upon maturity.
Our 2023 $49.1 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.6 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2022 and (ii) 50% of the net proceeds of new equity issues occurring after December 31, 2022.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 150% of the then aggregate outstanding principal amount of the loans outstanding

B. Business Overview
We provide seaborne transportation of refined petroleum products worldwide. As of March 23, 2023, our fleet consisted of 113 wholly owned, leased financed or bareboat chartered-in product tankers (39 LR2, 60 MR and 14 Handymax) with a weighted average age of approximately 7.2 years, which we refer to collectively as our Operating Fleet.
The following table sets forth certain information regarding our Operating Fleet as of March 23, 2023:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned, sale leaseback or bareboat chartered-in vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Amber	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
17	STI Ruby	2012	49,990	—	SMRP (2)	MR	Not Yet Installed
18	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
20	STI Ville	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
21	STI Duchessa	2014	49,990	—	Time Charter (4)	MR	Not Yet Installed
22	STI Opera	2014	49,990	—	SMRP (2)	MR	Not Yet Installed
23	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
24	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
25	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
26	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
31	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
33	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Memphis	2014	49,990	—	Time Charter (5)	MR	Yes
38	STI Tribeca	2015	49,990	—	SMRP (2)	MR	Yes
39	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes

40	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
43	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
46	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
47	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
48	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
50	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
51	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	Not Yet Installed
52	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
53	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
54	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
55	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	Not Yet Installed
56	STI Esles II	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
57	STI Jardins	2018	49,990	1B	SMRP (2)	MR	Not Yet Installed
58	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
59	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
60	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Magnetic	2019	50,000	—	Time Charter (6)	MR	Yes
62	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Marshall	2019	50,000	—	Time Charter (7)	MR	Yes
66	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Miracle	2020	50,000	—	Time Charter (8)	MR	Yes
69	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
70	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
71	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
73	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
74	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
75	STI Orchard	2014	109,999	—	SLR2P (3)	LR2	Yes
76	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
77	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
78	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
79	STI Rose	2015	109,999	—	SLR2P (3)	LR2	Yes
80	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
81	STI Alexis	2015	109,999	—	SLR2P (3)	LR2	Yes
82	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
83	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
84	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
85	STI Connaught	2015	109,999	—	SLR2P (3)	LR2	Yes
86	STI Spiga	2015	109,999	—	SLR2P (3)	LR2	Yes
87	STI Kingsway	2015	109,999	—	SLR2P (3)	LR2	Yes

88	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes
89	STI Lombard	2015	109,999	—	Time Charter (9)	LR2	Yes
90	STI Grace	2016	109,999	—	Time Charter (10)	LR2	Yes
91	STI Jermyn	2016	109,999	—	SLR2P (3)(17)	LR2	Yes
92	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
93	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
94	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
95	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
96	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
97	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
98	STI Gallantry	2016	113,000	—	SLR2P (3)	LR2	Yes
99	STI Goal	2016	113,000	—	Time Charter (11)	LR2	Yes
100	STI Guard	2016	113,000	—	Time Charter (12)	LR2	Yes
101	STI Guide	2016	113,000	—	Time Charter (13)	LR2	Yes
102	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
103	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes
104	STI Gauntlet	2017	113,000	—	Time Charter (14)	LR2	Yes
105	STI Gladiator	2017	113,000	—	Time Charter (13)	LR2	Yes
106	STI Gratitude	2017	113,000	—	Time Charter (15)	LR2	Yes
107	STI Lobelia	2019	110,000	—	SLR2P (3)	LR2	Yes
108	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes
109	STI Lily	2019	110,000	—	SLR2P (3)	LR2	Yes
110	STI Lavender	2019	110,000	—	Time Charter (16)	LR2	Yes
111	STI Beryl	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
112	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Not Yet Installed
113	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Not Yet Installed

Total owned, sale leaseback and bareboat charter-in fleet DWT	7,852,182

(1)	This vessel operates in, or is expected to operate in, the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in, or is expected to operate in, the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in, or is expected to operate in, the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day.
(5)
This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three year period, which is payable during the first six months at $30,000 per day, the next 6 months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.

(6)
This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. The charterers have the option to extend the term of this agreement for an additional year at $24,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.

(7)
This vessel commenced a time charter in July 2022 for three years at a rate of $23,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $24,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $25,000 per day. If this second option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.

(8)
This vessel commenced a time charter in August 2022 for three years at a rate of $21,000 per day. The daily rate is the average rate over the three year period, which is payable during the first six months at $30,000 per day, the next 6 months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.

(9)	This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.
(10)
This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day.

(11)
This vessel commenced a time charter in August 2022 for three years at a rate of $30,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $32,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $34,000 per day.

(12)
This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day. The charterers have the option to convert the term of this agreement to three years at $30,000 per day, which must be declared within 30 months after the delivery date.

(13)
This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.

(14)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day.
(15)
This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.

(16)	This vessel commenced a time charter in December 2022 for three years at an average rate of $35,000 per day.
(17)	This vessel entered into a time charter-out agreement for three years at an average rate of $40,000 per day. This charter is expected to commence in April 2023.

Chartering Strategy
Generally, we operate our vessels in commercial pools operated by related entities, on time charters or in the spot market. The overall mix of how our vessels are employed varies from time to time based on many factors including our view of the future market conditions.
Commercial Pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market, but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market. As of March 23, 2023, 99 of the vessels in our Operating Fleet operate in one of the Scorpio Pools.

Time Charters
Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. During the year ended December 31, 2022, we entered into time charter-out agreements on 14 vessels (nine LR2s and five MRs). In the future, we may opportunistically look to enter more of our vessels into time charter contracts. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit if the spot market increases.
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
SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Pools. When our vessels are operating in one of the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a 1.50% commission on gross revenues per charter fixture. These are the same fees that SCM charges other vessel owners in these pools, including third-party owned vessels. For commercial management of our vessels that are not operating in any of the Scorpio Pools, we pay SCM a fee of $250 per vessel per day for each LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.
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
Oil Tanker Demand
In broad terms, demand for oil products traded by sea is primarily affected by global and regional economic conditions, as well as other factors such as changes in the location of productive capacity, and variations in regional prices. Demand for shipping capacity is a product of the physical quantity of the cargo (measured, depending on the cargo in terms of tons or cubic metrics), together with the distance the cargo is carried. Demand cycles move broadly in line with developments in the global economy, with the growth rate of demand for products slowing significantly and becoming negative in some years in the period immediately after the onset of the global economic downturn in late 2008, before recovering gradually from 2011 with general improvement in the global macro-economic environment. Low crude prices between 2015 and 2017 induced greater consumption, which led to increased seaborne trade of crude oil as well as refined products. Growth in seaborne trade slowed in 2018 because of inventory drawdown in crude as well as refined products. In 2019, a decline in seaborne trade was on account of lower refinery runs and weaker economic growth.
The outbreak of Covid severely affected the demand for crude oil and refined petroleum products as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. Accordingly, the world seaborne tanker trade, including crude oil, oil products and chemicals fell 8.6% to 3,105 million tons in 2020. The decline in trade from 3,397 million tons in 2019 was mainly led by a plunge of 8.5% and 10.1% in both crude oil and oil products trade to a total of 1,885 million tons and 931 million tons, respectively.
However, world seaborne tanker trade grew slightly to 3,168 million tons in 2021 mainly due to a sharp recovery in global oil demand. Global oil demand increased 5.4 mbpd in 2021 fueled by robust economic growth, rising vaccination rates and higher mobility levels. Several countries authorized the emergency use of various Covid vaccines and a widespread availability of these vaccines has played a key role in containing the pandemic, which will support the seaborne trade and tanker demand. The global economic recovery coupled with the energy crisis, which started in October 2021, provided a further boost to oil demand in 2022 whereby global oil demand grew by 2.3 mbpd in 2022.
The Russia-Ukraine conflict which started in February 2022 has led to a change in trade patterns for both crude oil and products with trades shifting from Russia-Europe to Asia-Europe, and Middle East-Europe and US Gulf-Europe. This has led to increased tonne-mile demand. The tanker market has also benefited from the recovery in demand as economies started emerging from the impact of COVID-19. Overall, world seaborne tanker trade volumes grew 2.6% in 2022. The seaborne trade of chemicals/vegetable oils declined in 2022 because of the weakness in organics and vegetable oil markets. While the demand for organics declined due to prolonged lockdowns which lowered demand and hence imports in China, the vegetable oil market suffered from the war between the top producers of sunflower oil coupled with production losses of soybean oil in Argentina.
Meanwhile, a shift in trade patterns because of the EU sanctions and G7 price cap on Russia’s refined products should continue to boost tonne-mile demand. Europe is likely to replace short-haul Russian refined products with supply from the Middle East and South Asia. The demand for Russia’s refined products is likely to decline because of the recent price cap, which may force the country to lower refinery runs.
In 2022, 3,249 million tons of crude oil, products and vegetable oils/chemicals were moved by sea. Of this, crude shipments constituted 1,927 million tons of cargo, products 1,015 million tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products.

World Seaborne Tanker Trade

	Crude Oil		Refined Products		Veg Oils/ Chemicals		Total
Year	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y
2002	1,756	0.3%	519	0.3%	122	7.0%	2,397	0.6%
2003	1,860	5.9%	550	6.0%	129	5.9%	2,539	5.9%
2004	1,963	5.6%	599	8.8%	141	9.5%	2,703	6.5%
2005	1,994	1.6%	646	8.0%	156	10.5%	2,796	3.5%
2006	1,996	0.1%	677	4.7%	166	6.5%	2,839	1.5%
2007	2,008	0.6%	723	6.8%	176	5.9%	2,907	2.4%
2008	2,014	0.3%	765	5.8%	179	1.8%	2,958	1.7%
2009	1,928	(4.2)%	777	1.6%	202	12.9%	2,907	(1.7)%
2010	1,997	3.6%	810	4.3%	217	7.4%	3,024	4.0%
2011	1,941	(2.8)%	860	6.3%	228	5.1%	3,029	0.2%
2012	1,988	2.4%	859	(0.2)%	240	5.3%	3,087	1.9%
2013	1,920	(3.4)%	904	5.3%	252	5.1%	3,076	(0.3)%
2014	1,904	(0.9)%	914	1.1%	252	(0.1)%	3,070	(0.2)%
2015	1,974	3.7%	963	5.3%	266	5.4%	3,203	4.3%
2016	2,050	3.9%	999	3.8%	267	0.5%	3,316	3.6%
2017	2,109	2.9%	1,043	4.4%	283	6.0%	3,435	3.6%
2018	2,096	(0.6)%	1,055	1.2%	293	3.5%	3,444	0.3%
2019	2,061	(1.7)%	1,036	(1.8)%	300	2.4%	3,397	(1.4)%
2020	1,885	(8.5)%	931	(10.1)%	289	(3.7)%	3,105	(8.6)%
2021	1,858	(1.4)%	999	7.3%	311	7.6%	3,168	2.0%
2022*	1,927	3.7%	1,015	1.6%	308	(1.1)%	3,250	2.6%
CAGR (2017-2022)	(1.8)%		(0.5)%		1.7%		(1.1)%
CAGR (2012-2022)	(0.3)%		1.7%		2.5%		0.5%

* Provisional estimate
Source: GTIS, Drewry
The volume of oil moved by sea was affected by the economic recession in 2008 and 2009, but since then, renewed growth in the world economy and in oil demand has had a positive impact on seaborne trade. Oil demand has benefited from economic growth in Asia, especially in China, where oil consumption increased by a compound average growth rate (CAGR) of 4.3% between 2013 and 2022 to touch 15.0 million barrels per day (mbpd). Low per capita oil consumption in developing countries, such as China and India, compared with the developed world provides scope for higher oil consumption in these economies. Conversely, oil consumption in developed OECD economies has been in decline for much of the last decade, but in 2015, this trend was reversed for the United States (U.S.) and some European countries primarily due to the positive impact of lower oil prices on demand for products such as gasoline. Oil demand in OECD economies declined at a CAGR of 0.7% from 47.7 mbpd in 2017 to 46.0 mbpd in 2022.

World Oil Consumption: 1992-2022*
(Million bpd)

* Provisional estimate
Source: IEA, Drewry

Global oil demand grew at a CAGR of 0.9% during 2012-2022. Global oil demand plunged 9.1% to 90.9 mbpd in 2020 on account of demand destruction due to Covid. However, the easing of mobility restrictions and resumption of economic activities coupled with the launch of several Covid vaccines, have supported the global oil demand in 2021 and 2022. The global oil demand increased from 90.9 mbpd in 2020 to 96.5 mbpd in 2021. Global economic recovery coupled with the energy crisis, which started in October 2021, provided a further boost to oil demand in 2022 and it grew by 2.3 mbpd in 2022.
Oil Product Exports & Imports
Products trades have received a boost in the last decade as a result of developments in E&P activity in the U.S. As a result of the development of shale oil deposits, domestic crude oil production increased at a CAGR of 5.3% between 2013 and 2022 to 11.9 mbpd. Horizontal drilling and hydraulic fracturing have triggered a shale oil revolution and rising crude oil production has also ensured the availability of cheaper feedstocks to local refineries. As a result, the U.S. has become a major net exporter of products.

Oil Product Exports - Major Growth Regions
(Million bpd)

Source: JODI, Drewry
In a short span of time, the U.S. has become the largest exporter of refined products in the world, with supplies from U.S. Gulf Coast terminals heading to most parts of the globe. By way of illustration, U.S. product exports have grown 1.9x between 2013 and 2022 to 5.5 mbpd. A significant proportion of these exports were carried by MR product tankers, which constitute about 55% of global product tanker fleet capacity and have been the mainstay of seaborne trade in refined petroleum products. However, lower crude oil prices in 2015 and 2016 adversely impacted U.S. shale oil producers, and accordingly, crude production in the region was on the decline from May 2015 to September 2016. Nevertheless, the production cut by OPEC members from January 2017 came as a relief for domestic producers and U.S. crude production again began to increase following the OPEC cuts at the time, resulting in the U.S. becoming the largest crude producer in the world in September 2018. U.S. crude production increased at a CAGR of 6.7% during 2015-19 to 12.2 mbpd. U.S. crude oil production declined 8.1% yoy in 2020 to 11.3 mbpd following the sharp decline in crude oil prices amid weak global oil demand due to the pandemic. In 2021, U.S. crude oil production declined 1.4% to 11.2 mbpd as companies contained output due to lower demand. US crude oil production grew 6.2% yoy to 11.9 mbpd in 2022 on account of higher oil demand.
The shift in the location of global oil production is also being accompanied by a shift in the location of global refinery capacity and throughput. In short, capacity and throughput are moving from the developed to the developing world. Between 2012 and 2022, the total OECD refining throughput declined at 5.8% CAGR to 34.3 mbpd, largely because of cutbacks in OECD Europe and OECD Americas. Refinery throughput of OECD countries declined 13.1% yoy to 33.1 mbpd in 2020 mainly because of the pandemic which hit global oil demand and higher inventory levels. In 2020, refining throughput of OECD countries accounted for 44.5% of global refinery throughput. After a record drop in 2020, OECD refinery runs gathered steam in 2021 with improvements in oil demand, but high crude oil prices led to drawdowns in the inventory of refined products, limiting the gains in refinery runs to some extent. OECD refinery throughput increased in 2022 driven by higher demand.
Asia (excluding China) and the Middle East added about 2.94 mbpd refinery capacity during 2018-2022, a substantial part of which is destined for international markets. Nearly 340 kbpd of new refining capacity in the Middle East and another 650 kbpd in Asia (590 kbpd in China) came online in 2022 with nearly 410 kbpd of existing refinery capacity in North America, Europe, and Asia Oceania were phased out during the same year. As a result of these developments, countries such as India, China and Saudi Arabia have consolidated their positions as major exporters of products. Export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have promoted long-haul shipments to cater to the demand for products.

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
The global tanker fleet expanded 3.7% yoy (based on capacity) in 2022 mainly due to lower demolitions compared to 2021. High freight rates in 2022 curbed demolition, which had reached a five year high in 2021. As of February 28, 2023, the total oil tanker fleet (crude, products, and product/chemical tankers) consisted of 5,541 ships with a combined capacity of 636.2 mdwt.

The Oil Tanker Fleet - February 28, 2023

	Deadweight Tons	Number of		Capacity
Vessel Type	(Dwt)	Vessels	% of Fleet	(m Dwt)	% of Fleet
Crude Tankers (1)
VLCC/ULCC	200,000+	894	38.1	275.5	60.3
Suezmax	120-199,999	646	27.5	100.9	22.1
Aframax	80-119,999	678	28.9	74.4	16.3
Panamax	55-79,999	72	3.1	5.0	1.1
Handymax	40-54,999	5	0.2	0.2	—
Handy	25-39,999	6	0.3	0.2	—
Handy	10-24,999	45	1.9	0.7	0.2
Total Fleet		2,346	100.0	456.9	100.0

Product Tankers
Long Range 3 (LR3)	120-199,999	19	1.3	3.0	3.0
Long Range 2 (LR2)	80-119,999	417	27.5	46.0	45.5
Long Range 1 (LR1)	55-79,999	347	22.9	25.5	25.3
Medium Range 2 (MR2)	40-54,999	429	28.3	20.2	20.0
Medium Range 1 (MR1)	25-39,999	101	6.7	3.4	3.4
Handy	10-24,999	202	13.3	2.9	2.8
Total Fleet		1,515	100.0	101	100.0

Product/Chemical Tankers (2)
Long Range 3 (LR3)	120-199,999	—	—	—	—
Long Range 2 (LR2)	80-119,999	2	0.1	0.2	0.3
Long Range 1 (LR1)	55-79,999	31	1.8	2.3	2.9
Medium Range 2 (MR2)	40-54,999	1,321	78.6	64.2	82.1
Medium Range 1 (MR1)	25-39,999	297	17.7	11.1	14.2
Handy	10-24,999	29	1.7	0.4	0.6
Total Fleet		1,680	100.0	78.2	100.0

Product & Product/Chemical Fleet
Long Range 3 (LR3)	120-199,999	19	0.6	3.0	1.7
Long Range 2 (LR2)	80-119,999	419	13.1	46.2	25.8
Long Range 1 (LR1)	55-79,999	378	11.8	27.8	15.5
Medium Range 2 (MR2)	40-54,999	1,750	54.8	84.4	47.1
Medium Range 1 (MR1)	25-39,999	398	12.5	14.5	8.1
Handy	10-24,999	231	7.2	3.3	1.8
Total Fleet		3,195	100.0	179.2	100.0

Crude, Product and Product/Chemical Tanker Fleet
VLCC/ULCC	200,000+	894	16.1	275.5	43.3
Suezmax/LR3	120-199,999	665	12.0	103.9	16.3
Aframax/LR2	80-119,999	1,097	19.8	120.6	19.0
Panamax/LR1	55-79,999	450	8.1	32.8	5.2
Handy/Medium Range	40-54,999	1,755	31.7	84.7	13.3
Handy/Medium Range	25-39,999	404	7.3	14.7	2.3
Handy/Handymax	10-54,999	276	5.0	4.0	0.6
Total Fleet		5,541	100.0	636.2	100.0
(1)Included shuttle tankers and tankers on storage duties
(2)Excludes pure chemical tankers
Source: Drewry

The world product tanker fleet as of February 28, 2023, consisted of 3,195 vessels with a combined capacity of 179.3 mdwt. The breakdown of the fleet by type (crude, product and product/chemical) and by size, together with the orderbook for newbuilding tankers as of February 28, 2023, is illustrated in the table below.

The World Tanker Orderbook (1) - February 28, 2023

Vessel Type	Deadweight	Orderbook		Orderbook % Fleet		2023		2024		2025+
	(Dwt)	No	m Dwt	No	Dwt	No	m Dwt	No	m Dwt	No	m Dwt

Crude Tankers (1)
VLCC/ULCC	200,000+	17.0	5.2	1.9	1.9	15.0	4.6	—	—	2.0	0.6
Suezmax	120-199,999	27.0	4.0	4.2	3.9	7.0	1.1	9.0	1.3	11.0	1.5
Aframax	80-119,999	35.0	4.0	5.2	5.4	20.0	2.3	12.0	1.4	3.0	0.3
Panamax	55-79,999	—	—	—	—	—	—	—	—	—	—
Handymax	40-54,999	1.0	0.1	20.0	32.1	1.0	0.1	—	—	—	—
Handy	25-39,999	—	—	—	—	—	—	—	—	—	—
Handy	10-24,999	—	—	—	—	—	—	—	—	—	—
Total Fleet		80.0	13.3	3.4	2.9	43	8.1	21	2.7	16	2.4

Product Tankers
Long Range 3 (LR3)	120-199,999	—	—	—	—	—	—	—	—	—	—
Long Range 2 (LR2)	80-119,999	50.0	5.5	12.0	12.0	20.0	2.2	13.0	1.5	17.0	1.8
Long Range 1 (LR1)	55-79,999	—	—	—	—	—	—	—	—	—	—
Medium Range 2 (MR2)	40-54,999	5.0	0.3	1.2	1.2	4.0	0.2	1.0	0.1	—	—
Medium Range 1 (MR1)	25-39,999	—	—	—	—	—	—	—	—	—	—
Handy	10-24,999	4.0	0.1	2.0	2.7	3.0	0.1	1.0	—	—	—
Total Fleet		59.0	5.9	3.9	5.8	27.0	2.5	15.0	1.6	17.0	1.8

Product/Chemical Tankers (2)
Long Range 3 (LR3)	120-199,999	—	—	—	—	—	—	—	—	—	—
Long Range 2 (LR2)	80-119,999	—	—	—	—	—	—	—	—	—	—
Long Range 1 (LR1)	55-79,999	—	—	—	—	—	—	—	—	—	—
Medium Range 2 (MR2)	40-54,999	95.0	4.7	7.2	7.4	22.0	1.1	32.0	1.6	41.0	2.1
Medium Range 1 (MR1)	25-39,999	3.0	0.1	1.0	0.9	3.0	0.1	—	—	—	—
Handy	10-24,999	—	—	—	—	—	—	—	—	—	—
Total Fleet		98.0	4.8	5.8	6.2	25.0	1.2	32.0	1.6	41.0	2.1

Product & Product/Chemical Fleet
Long Range 3 (LR3)	120-199,999	—	—	—	—	—	—	—	—	—	—
Long Range 2 (LR2)	80-119,999	50.0	5.5	11.9	12.0	20.0	2.2	13.0	1.5	17.0	1.8
Long Range 1 (LR1)	55-79,999	—	—	—	—	—	—	—	—	—	—
Medium Range 2 (MR2)	40-54,999	100.0	5.0	5.7	5.9	26.0	1.3	33.0	1.7	41.0	2.1
Medium Range 1 (MR1)	25-39,999	3.0	0.1	0.8	0.7	3.0	0.1	—	—	—	—
Handy	10-24,999	4.0	0.1	1.7	2.4	3.0	0.1	1.0	—	—	—

Total Fleet		157.0	10.7	4.9	6.0	52.0	3.7	47.0	3.2	58.0	3.9

Crude, Product and Product/Chemical Tanker Fleet
VLCC/ULCC	200,000+	17.0	5.2	1.9	1.9	15.0	4.6	—	—	2.0	0.6
Suezmax/LR3	120-199,999	27.0	4.0	4.1	3.8	7.0	1.1	9.0	1.3	11.0	1.5
Aframax/LR2	80-119,999	85.0	9.5	7.7	7.9	40.0	4.5	25.0	2.9	20.0	2.2
Panamax/LR1	55-79,999	—	—	—	—	—	—	—	—	—	—
Handy/Medium Range	40-54,999	101.0	5.1	5.8	6.0	27.0	1.4	33.0	1.7	41.0	2.1
Handy/Medium Range	25-39,999	3.0	0.1	0.7	0.7	3.0	0.1	—	—	—	—
Handy/Handymax	10-54,999	4.0	0.1	1.4	1.9	3	0.1	1	—	0	—
Total Fleet		237.0	24.0	4.3	3.8	95.0	11.8	68.0	5.9	74.0	6.4

(1) Included shuttle tankers and tankers on storage duties
(2) Excludes pure chemical tankers
Source: Drewry

As of February 28, 2023, the orderbook for product and product/chemical tankers of above 10,000 dwt comprised 157 vessels with a combined capacity of 10.7 mdwt, equivalent to 6.0% of the existing fleet in capacity terms. Based on the total orderbook and scheduled deliveries, nearly 3.7 mdwt is expected to be delivered in the remaining months of 2023, followed by 3.2 mdwt in 2024 and the remaining 3.9 mdwt in 2025 and beyond. In recent years however, the orderbook has been affected by the non-delivery of vessels (sometimes referred to as ‘slippage’). Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while others were due to vessel cancellations. Slippage is likely to remain an issue going forward, and as such, it will have a moderating effect on growth in the product tanker fleet over the next three years. After lackluster deliveries due to the closure of shipyards in 2020 on account of the pandemic, deliveries increased in 2021 and 2022.
Ballast Water Management Convention
All deep-sea vessels engaged in international trade are required to have ballast water treatment system before 8 September 8, 2024. For a VLCC tanker, the retrofit cost could be as much as USD 2.0 million per vessel, including labor. Expenditure of this kind has become another factor impacting the decision to scrap older vessels after the Ballast Water Management Convention came into force in 2019.
IMO 2020 regulation on low sulfur fuel
The second regulation, which came into force on January 1, 2020, and impacted vessel supply, particularly in 2020, is the drive to introduce low sulfur fuels. For many years, high sulfur fuel oil (“HSFO”) has been the main fuel of the shipping industry. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulfur content of HSFO is extremely high and is the reason that maritime shipping accounted for 8% of global emissions of sulfur dioxide (“SO2”), a significant source for acid rain as well as respiratory diseases. According to the IMO, sulfur oxide emissions have declined 77% (annual reduction of about 8.5 million metric tonnes) since the implementation of the IMO 2020 regulations.
The IMO, the governing body of international shipping, has made a decisive effort to shift the industry away from HSFO to cleaner fuels with less harmful effects on the environment and human health. Effective in 2015, ships operating within the Emission Control Areas (“ECAs”) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel, are required to use marine gas oil with allowable sulfur content up to 1,000 parts per million (“ppm”). In the lead-up to 2020, when the shipping industry started to prepare for a new low sulfur norm, two factors were closely considered: 1) the spread between (expensive) very low-sulfur fuel and (cheaper) high-sulfur fuel, and 2) scrubber retrofitting activity. Starting in 2020, high and low sulfur fuel demand from the marine sector reported significant variation. The HSFO and LSFO price spread largely oscillated between US$300 and US$350 per metric tonne during the initial days and hovered around US$190-200 per tonne in February 2020. Despite the initial speculation, the shipping industry did not see any systemic shortage of the new low sulfur fuel oil. The premium commanded by low sulfur fuel reduced to around US$60 per tonne by December 2020 as the availability of compliant fuel was not an issue due to reduced demand and increased supply across major bunkering ports. Overall, installation of scrubbers and new fuel regulations turned out to be a non-event in the backdrop of COVID-19 and low bunker prices. However, the recent increase in crude oil prices since June 2021 and corresponding widening in the spread, improves the economic rationale for a scrubber investment.

IMO GHG Strategy
The IMO has been devising strategies to reduce greenhouse gases (“GHG”) and carbon emissions from ships. According to the announcement in 2018, the IMO plans to initiate measures to reduce CO2 emissions intensity at least 40% by 2030 and 70% by 2050 from the levels in 2008. It also plans to introduce measures to reduce GHG emissions 50% by 2050 from the 2008 levels. The GHG strategy of IMO is likely to be revised in 2023. These are likely to be achieved by setting energy efficiency requirements, energy saving technologies, and encouraging shipowners to use alternative fuels such as biofuels, and electro-/synthetic fuels such as hydrogen or ammonia. It may also include limiting the speed of the ships. Currently, there is uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. IMO-related uncertainty is a key factor preventing ship owners from placing new orders, as the vessels with conventional propulsion systems may have a high environmental compliance cost and possible faster depreciation in asset values in the future. Some shipowners have decided to manage this risk by ordering LNG/methanol fueled ships in order to comply with stricter regulations that may be announced in future.
In June 2021, the IMO adopted amendments to the International Convention for the Prevention of Pollution from ships that will require vessels to reduce their greenhouse gas emissions. These amendments are a combination of technical and operational measures and came into force on November 1, 2022, with the requirements for EEXI and CII certification, effective January 1, 2023. These will be monitored by the flag administration and corrective actions will be required in the event of constant non-compliance. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements, by January 1, 2026, at the latest. EEXI is a technical measure and would apply to ships above 400 GT. It indicates the energy efficiency of the ship compared to a baseline and is based on a required reduction factor (expressed as a percentage relative to the Energy Efficiency Design Index (“EEDI”) baseline).
On the other hand, CII is an operational measure which specifies carbon intensity reduction requirements for vessels with 5,000 GT and above. The CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The operational carbon intensity rating would be given on a scale of A, B, C, D, or E indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level, respectively. The performance level would be recorded in the ship’s Ship Energy Efficiency Management Plan (“SEEMP”). A ship rated D for three consecutive years, or E, would have to submit a corrective action plan, to show how the required index (C or above) would be achieved. To reduce carbon intensity, shipowners can switch from oil to alternative fuels such as LNG or methanol. Some marine fuels such as ammonia and hydrogen have zero-carbon content. In the long term, ammonia may emerge as a cost-effective alternative fuel but in the short term, it seems unviable. Other options to improve energy efficiency include propeller upgrading/polishing, hull cleaning/coating and retrofitting vessels with the wind-assisted propulsion systems. Reducing ship speeds also helps in complying with the regulations as it lowers fuel consumption, and it is easy to implement.
In addition to the IMO regulation, the EU has proposed a set of proposals including the EU Emissions Trading System and Fuel EU Maritime Initiative. Shipping will be included in EU ETS from 2024. It will be phased in gradually and will cover 40% of in-scope emissions in 2024, 75% in 2025 and 100% in 2026. All ships will be (as per the definition) required to acquire and surrender emission allowances. 100% of emissions are included on voyages and port calls within the EU while 50% of emissions are covered for voyages between an EU port and a non-EU country. Methane (CH4), Nitrous oxide (N2O) will be included from 2026. The EU ETS lays down rules regarding GHG intensity of energy used on-board all ships arriving in the EU. It aims to reduce GHG emission 26% by 2040 and 75% by 2050 compared to 2020 level. It also makes it obligatory for ships to use on-shore power supply or zero-emission technology in ports in the EU. All shipowners trading in European waters will need to comply with these regulations.
Ships will be required to undertake a combination of initiatives in order to comply with the upcoming environmental regulations. These may range from switching to low/zero carbon alternative fuels, paying carbon taxes, retrofitting energy-saving devices, propulsion improvement devices as well as voyage optimization techniques. The emission control regulations are likely to slow the speed of the vessels in the next few years. Consequently, this will lead to a reduction in the supply of ships and therefore, in the short- to medium-term, will benefit shipowners with younger fleets as charter rates should potentially increase with lower supply of ships.
Besides the IMO regulations, the decarbonization of shipping is being propelled by various state and non-state stakeholders of the shipping industry. In recent years, there have been several developments such as the Sea Cargo Charter, Poseidon Principles for ship finance banks and Poseidon Principles for Marine Insurance. In addition, there have been several industry led initiatives to facilitate movement towards low/zero-carbon shipping such as Getting to Zero Coalition, The Castor Initiative for Ammonia, Global Centre for Maritime Decarbonization, and the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping.
Alternative fuels for shipping
The IMO has a target to reduce GHG emissions by 50% in 2050. This can’t be achieved with low sulfur fuel and so has encouraged innovation in alternative fuels. The IMO has also been planning other technical and operational measures in order to meet emission targets. Alternative fuels like LPG and methanol are mainly used on vessels carrying these as cargo while LNG is used as a fuel in LNG vessels and also in other vessels. Hydrogen and ammonia are in the initial stages of development as a marine fuel. LNG is expected to remain a preferred alternative fuel in the near to medium term due to its availability. However, LNG is still a fossil fuel and is unable to meet the IMO 2050 decarbonization target. Another drawback is that LNG propulsion requires an LNG capable engine which would require additional capex and increased fuel storage space. Biofuel is another potential alternative fuel because it requires no major modification of engine, and therefore, no significant additional capital expenditure is required.
Energy Transition
Traditionally, fossil fuel-based energy sources such as oil, natural gas and coal have propelled the global economy, but their share has been declining over the past few years from 86.9% in 2011 to 82.3%% in 2021 with the share of oil declining from about 33% in 2011 to 31% in 2021. However, the energy transition from fossil fuel-based energy to renewable sources of energy is currently underway which has received a boost from the accelerated sales of electric vehicles (“EVs”), even though their share in total sales was a meager 2.5% in 2019. As the cost of EVs becomes competitive against internal combustion engine vehicles, and charging infrastructure is developed across the world, sales of EVs are expected to gain momentum, reducing the demand for gasoline and diesel in the long run. Increasing focus on decarbonization will impact global oil demand going forward but the demand for naphtha and jet fuel is likely to remain robust and will be a key driver of global trade in crude and refined petroleum products.
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

Crude Tanker - Spot (TCE) Rates: 2002-2023*
(US$/Day)

Year	Caribs	NW Europe	West Africa	AG
	USAC	NW Europe	Caribs/USES	Japan
	40-70,000 DWT	70-100,000 DWT	150-160,000 DWT	280-300,000 DWT
2002	16,567	22,800	19,325	21,667
2003	28,833	41,883	37,367	49,342
2004	42,158	55,408	64,792	95,258
2005	34,933	57,517	40,883	59,125
2006	28,792	47,067	40,142	51,142
2007	30,100	41,975	35,392	45,475
2008	36,992	56,408	52,650	89,300
2009	13,450	19,883	20,242	29,483
2010	17,950	27,825	19,658	40,408
2011	8,817	10,500	12,758	8,700
2012	12,408	9,100	14,275	12,275
2013	13,475	11,427	13,308	12,325
2014	21,383	23,360	23,567	24,625
2015	23,725	37,509	38,350	67,928
2016	13,133	24,333	21,592	42,183
2017	8,942	7,643	11,255	22,617
2018	7,892	9,181	11,075	20,825
2019	17,892	23,041	24,350	41,667
2020	19,300	17,661	23,058	56,308
2021	10,458	491	2,967	(75)
2022	45,367	44,769	25,483	23,267
Jan-23	67,000	59,541	53,000	22,300
*Up to January 2023
Source: Drewry, Note - These rates do not account for vessel triangulation

Product Tanker - Spot (TCE) Rates: 2011-2023*
(US$/Day)

Year	Baltic	UKC	Arabian Gulf	Arabian Gulf
	UK Continent	USAC	Japan	Japan
	25-39,999 DWT	40-54,999 DWT	55-79,999 DWT	80-119,000 DWT
2011	NA	9,720	3,723	7,528
2012	NA	8,064	6,379	8,106
2013	NA	9,474	7,576	8,505
2014	NA	9,435	10,523	14,163
2015	NA	18,769	23,685	28,783
2016	NA	8,508	12,290	15,006
2017	8,966	7,442	7,225	7,936
2018	8,367	6,196	8,002	9,411
2019	11,777	10,739	14,242	18,698
2020	12,690	13,117	19,949	27,777
2021	5,189	4,507	6,218	5,923
2022	41,649	23,050	31,203	33,819
Jan-23	25,560	19,300	36,902	39,523
*Up to January 2023, NA implies not available
Source: Baltic, Drewry, Note - These rates do not account for vessel triangulation

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
However, in 2020 the tanker market underwent an unprecedented turbulence due to the outbreak of Covid. The sudden demand destruction due to lockdown measures and limited availability of onshore storage led to a surge in demand for tankers for floating storage of crude oil as well as refined products. Accordingly, TCE rates of oil tankers rallied across vessel classes in March and April 2020; for instance, average spot TCE rates for MR tankers shot up 131% from US$19,289/day in February 2020 to US$44,618/day in April 2020. However, reduced crude oil production and refinery runs since May 2020 and gradual recovery in demand led to continuous decline in vessel earnings in the latter half of the year as several vessels locked in floating storage rejoined the trading fleet. On a yearly basis though, TCE rates for MR vessels increased 74.1% yoy on average in 2020, while for LR vessels it declined 15% yoy during the same period. In 2021, freight rates declined due to inventory de-stocking and more vessels joining the supply from floating storage. Freight rates surged in 2022 as the short-haul trade between Europe and Russia was replaced by the long-haul trade between Europe and the Middle East/US following the Russia-Ukraine crisis.
With the virus spreading globally, the weak demand for refinery products led to an increase in both onshore and offshore stocking activity in early 2020 as the increasing use of product tankers as storage facilities coupled with global port congestions resulted in a surge in product tanker rates in March and April. However, offshore storage declined significantly in 2021, driving the freight rates lower. At the end of February 2023, 2.17 mdwt of non-IMO coated tankers comprising nearly 2.1% of the product tanker fleet was used for offshore storage. This figure was lower than the 6 mdwt (about 6.2% of the product tanker fleet) of non-IMO coated tankers deployed for floating storage at the peak of the contango opportunities in the oil market in April 2020, indicating a declining trend in on-the-water storage of crude oil. Product tankers coming out from floating storage increase vessel supply and have an adverse impact of spot rates.

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
Newbuild prices remained stable throughout 2017. However, asset values of newbuilds increased 3-13% in 2019 as they benefited from high charter rates across vessel classes. Newbuild prices declined in 2020 due to lower orders and weak market prospects. An increase in newbuild prices in 2021 despite weak vessel earnings was fueled by the increased bargaining power of shipyards that have emerged as price setters with yards flushed with excess ordering, albeit from other shipping sectors. Newbuilding prices increased in 2022 due to the higher cost of raw materials and limited shipyard slots.
Oil Tankers: Newbuilding Prices: 2002-2023*
(In millions of U.S. Dollars)

Year End	37,000(1)	50,000(1)	75,000(1)	110,000(1)	75,000(2)	110,000(2)	160,000(2)	300,000(2)
	DWT	DWT	DWT	DWT	DWT	DWT	DWT	DWT
2002	24.5	26.5	33.0	38.0	31.0	36.0	44.0	66.0
2003	28.5	30.5	36.5	42.0	34.5	40.0	52.0	73.0
2004	34.0	39.0	43.0	59.0	41.0	57.0	68.0	105.0
2005	37.5	42.0	45.0	61.0	43.0	59.0	71.0	120.0
2006	40.5	47.5	52.0	67.0	50.0	65.0	78.0	128.0
2007	46.0	54.0	66.0	80.0	64.0	78.0	90.0	146.0
2008	40.0	46.5	59.0	73.5	57.0	71.5	87.0	142.0
2009	31.0	36.0	44.5	54.0	42.5	52.0	62.0	101.0
2010	33.0	36.0	48.0	59.0	44.6	57.0	67.0	105.0
2011	31.5	36.0	46.0	54.8	44.6	52.8	61.7	99.0
2012	30.0	33.0	44.0	50.0	42.4	48.0	56.5	92.0
2013	31.0	35.0	45.0	53.5	42.1	51.5	59.0	93.5
2014	33.0	37.0	47.5	56.0	44.9	54.0	65.0	97.0
2015	32.0	35.5	47.0	53.5	45.0	51.5	63.0	94.0
2016	30.0	32.0	41.0	47.0	39.0	45.0	54.0	83.0
2017	31.0	33.0	41.0	46.0	38.2	44.0	55.0	81.0
2018	31.4	35.3	41.4	48.8	40.8	46.8	58.7	88.0
2019	32.0	36.0	45.0	51.0	43.0	49.0	61.0	92.7
2020	31.4	34.8	44.2	50.2	42.2	48.2	58.6	88.8
2021	33.0	37.3	46.0	55.2	44.0	53.2	66.5	98.4
2022	38.5	42.5	56.5	64.0	50.0	61.0	79.0	117.5
Jan-23	39.5	43.5	58.0	65.0	51.0	62.0	80.0	120.0
Long-term average	32.9	36.9	45.8	54.7	43.5	52.7	63.8	99.2
(1) Coated tankers
(2) Uncoated tankers
*Up to January 2023
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
The table below illustrates the movements of prices for second-hand oil tankers from 2002 to February 2023. In late 2013, prices for all modern tankers increased as a result of improvement in freight rates and positive market sentiment, and further gains were recorded in 2014 and 2015. However, in 2016, second-hand prices saw a double-digit decline on account of weakening freight rates. For illustration, the second-hand price of a five-year old LR vessel of 95,000 dwt capacity fell 35% from US$46 million in 2015 to US$30 million in 2016. However, the market saw increased demand for modern second-hand vessels in 2017 and 2018, in anticipation of a recovery in the freight market and buyers trying to take advantage of historically low asset prices. As such, second-hand modern product tanker prices increased in the range of 3-10% in 2018. Second-hand prices of crude and product tankers increased steeply in 2019 in tandem with a surge in charter rates. With the surge in product tanker and crude tanker freight rates due to higher demand for floating storage driven by the pandemic, second-hand prices of product and crude tankers increased between 5.4% and 14.7% in April 2020 compared to the average second-hand prices in full-year 2019. However, second-hand asset prices declined in the remainder of 2020 on account of the steep decline in freight rates. The uptrend in newbuild tanker prices coupled with higher demolition prices pushed up second-hand vessel prices in 2021. An upswing in vessel values in 2022 is as a result of muted fleet expansion and higher freight rates.

Oil Tanker Second-hand Prices for 5 year old vessels: 2002-2023*
(In millions of U.S. Dollars)

Year End	37,000(1)	45,000(1)	75,000(1)	95,000(1)	75,000(2)	95,000(2)	150,000(2)	300,000(2)
	DWT	DWT	DWT	DWT	DWT	DWT	DWT	DWT
2002	15.5	21.5	23.0	31.5	21.0	29.5	39.0	55.0
2003	24.5	29.5	26.0	39.0	24.0	37.0	47.0	70.0
2004	36.0	42.0	40.0	59.0	38.0	57.0	73.0	112.0
2005	40.0	45.5	48.5	60.0	46.5	58.0	75.0	110.0
2006	40.0	47.5	50.0	65.0	48.0	63.0	77.0	115.0
2007	40.0	52.0	61.0	70.5	59.0	68.5	87.0	130.0
2008	36.0	42.0	48.0	57.0	46.0	55.0	77.0	110.0
2009	21.0	24.0	34.5	40.0	32.5	38.0	53.0	77.5
2010	21.5	24.0	37.0	44.0	35.0	42.0	58.0	85.5
2011	24.0	27.0	34.0	35.5	32.0	33.5	45.5	58.0
2012	21.0	24.0	27.0	29.5	25.0	27.5	40.0	57.0
2013	25.0	29.0	33.0	35.0	31.0	33.0	42.0	60.0
2014	23.0	24.0	35.5	44.0	33.5	42.0	57.0	76.0
2015	26.0	27.0	38.0	48.0	36.0	46.0	60.0	80.0
2016	20.0	22.0	30.0	32.0	28.0	30.0	42.0	60.0
2017	21.0	24.0	29.0	32.0	27.0	30.0	40.0	62.0
2018	23.0	27.0	31.0	34.0	29.0	32.0	44.0	64.0
2019	24.7	28.8	33.2	39.5	31.2	37.5	49.7	70.8
2020	24.3	28.0	32.6	40.0	30.6	38.0	49.2	70.4
2021	24.5	27.8	33.2	40.3	31.3	38.3	46.8	69.0
2022	29.5	34.5	40.0	52.5	38.0	50.5	55.0	80.0
Jan-23	34.5	40.0	46.0	59.5	46.5	59.0	67.0	98.0
Long-term average	26.2	30.7	36.0	43.9	34.0	41.9	54.5	78.9
(1) Coated tankers
(2) Uncoated tankers
*Up to January 2023
Source: Drewry

Sustainability Initiatives and Focus on ESG
We aim to uphold and advance a set of principles and practices regarding Environmental, Social and Governance (“ESG”) matters and have developed, adopted, and implemented ESG initiatives within our operations and business culture. In adopting these initiatives, our primary goals are to reduce the environmental impact of our operations, create a safe and healthy work environment, both at sea and onshore, and engage in responsible corporate governance practices. Our Board of Directors, which includes seven independent members, oversees our ESG strategy, evaluates and adopts ESG initiatives including those relating to sustainability and climate change, assesses ESG risks and opportunities, and promotes responsible ESG practices within our Company. In July 2022, we published our third comprehensive sustainability report, which was prepared in accordance with the Sustainability Accounting Standards Board ("SASB") Marine Transportation standard, and which disclosed our ESG performance in 2021. The sustainability report is available on our website at www.scorpiotankers.com. The information included on our website is not incorporated by reference into this annual report.
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
•Updating our Code of Ethics to be more focused on Diversity, Equity, and Inclusion (DEI).
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
In 2012, the IMO’s Marine Environmental Protection Committee, or the "MEPC," adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the "IBC Code." The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014 and took effect on January 1, 2021, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. All our vessels complying have been issued new certificates accordingly.
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
Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
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
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, ("SEEMP"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI"). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.
As part of the wider push towards both the IMO’s 2030 and 2050 greenhouse gas targets, MEPC has agreed draft regulations relating to the Energy Efficiency Existing Ship Index (“EEXI”), confirmed at MEPC 76 (June 2021). The regulations entered into force from 1st January 2023. The requirements include: (1) a technical requirement to reduce carbon intensity based on EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session on June 2021 and entered into force in November 2022. Additionally, MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.
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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.
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
In June 2022, SOLAS also set out new amendments that will take effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.
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
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemicals, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72's amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessments of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. Guidance will be developed at MEPC 80 (in July 2023) to set out appropriate actions and uniform procedures to ensure compliance with the BWM Convention.
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
Anti-Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the "Anti-fouling Convention." The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tons engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent.
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2022, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorneys general from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
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
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition. On December 30, 2022, the EPA and the Department of Army announced the final WOTUS rule that largely reinstated the pre-2015 definition.

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
On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Trading System (“EU ETS”). On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026.

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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and that withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in July 2023), with a view to adoption. Compliance with these regulations and other changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Unions’ carbon market, EU ETS, are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also issued a supplemental proposed rule in November 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule in 2023. If these new regulations are finalized, they could affect our operations.
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in “Item 18. Financial Statements.” You should also carefully read the following discussion with the sections of this annual report entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry,” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021, and 2020 have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.
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

The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Bareboat Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	One year or more	Varies
Hire rate basis(1)	Varies	Daily	Daily	Varies
Voyage expenses(2)	We pay	Customer pays	Customer pays	Pool pays
Vessel operating costs for owned, lease financed, or bareboat chartered-in vessels(3)	We pay	We pay	Customer pays	We pay
Charterhire expense for time or bareboat chartered-in vessels(3)	We pay	We pay	We pay	We pay
Off-hire(4)	Customer does not pay	Customer does not pay	Customer pays	Pool does not pay
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
As of March 23, 2023, 99 of our wholly owned, lease financed or bareboat chartered-in vessels were operating in the Scorpio Pools and 14 were operating on time charter-out agreements.
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
A.Operating Results
Results of Operations for the year ended December 31, 2022 compared to the year ended December 31, 2021

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2022	2021	favorable / (unfavorable)	Change
Vessel revenue	$1,562,873	$540,786	$1,022,087	189%
Vessel operating costs	(323,725)	(334,840)	11,115	3%
Voyage expenses	(92,698)	(3,455)	(89,243)	(2,583)%
Depreciation - owned or sale leaseback vessels	(168,008)	(197,467)	29,459	15%
Depreciation - right of use assets	(38,827)	(42,786)	3,959	9%
General and administrative expenses	(88,131)	(52,746)	(35,385)	(67)%
Reversal of previously recorded impairment	12,708	—	12,708	N/A
Net loss on sales of vessels	(66,486)	—	(66,486)	N/A
Financial expenses	(169,795)	(144,104)	(25,691)	(18)%
Gain / (loss) on repurchase/exchange of convertible notes	481	(5,504)	5,985	109%
Financial income	6,884	3,623	3,261	90%
Other income, net	1,975	2,058	(83)	(4)%
Net income / (loss)	$637,251	$(234,435)	$871,686	372%
Net income / (loss). Net income for the year ended December 31, 2022 was $637.3 million, an increase of $871.7 million, or 372%, from the net loss of $234.4 million for the year ended December 31, 2021. The differences between the two periods are discussed below.
Vessel revenue. Vessel revenue for the year ended December 31, 2022 was $1.6 billion, an increase of $1.0 billion, or 189%, from vessel revenue of $540.8 million for the year ended December 31, 2021. TCE revenue (a non-IFRS measure) per day increased to $34,878 per day during the year ended December 31, 2022 from $11,466 per day during the year ended December 31, 2021. This increase was partially offset by a decrease in revenue days to 42,153 days from 46,865 days for the years ended December 31, 2022 and 2021, respectively. The increase in revenue is discussed below by reportable segment.

The following is a summary of our consolidated revenue by revenue type, in addition to TCE revenue per day and total revenue days.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2022	2021	favorable / (unfavorable)	Change
Pool and spot market revenue by operating segment
MR	$719,887	$262,714	$457,173	174%
LR2	539,630	180,876	358,754	198%
Handymax	243,951	50,143	193,808	387%
LR1	11,196	47,053	(35,857)	(76)%
Total pool and spot market revenue	1,514,664	540,786	973,878	180%
Time charter-out revenue	48,209	—	48,209	N/A
Gross revenue	1,562,873	540,786	1,022,087	189%
Voyage expenses	(92,698)	(3,455)	(89,243)	(2,583)%
TCE revenue (1)	$1,470,175	$537,331	$932,844	174%

Daily pool and spot market TCE by operating segment: (1)
MR pool and spot market	$33,299	$11,396	$21,903	192%
LR2 pool and spot market	38,277	12,189	26,088	214%
Handymax pool and spot market	39,253	9,523	29,730	312%
LR1 pool and spot market	13,724	11,713	2,011	17%
Consolidated daily pool and spot market TCE	35,309	11,466	23,843	208%
Time charter-out - daily TCE	25,370	—	25,370	N/A
Consolidated daily TCE	34,878	11,466	23,412	204%

Pool and spot market revenue days per operating segment
MR	21,009	22,812	(1,803)	(8)%
LR2	13,429	14,819	(1,390)	(9)%
Handymax	5,069	5,215	(146)	(3)%
LR1	816	4,019	(3,203)	(80)%
Total and pool spot market revenue days	40,323	46,865	(6,542)	(14)%
Time charter-out revenue days	1,830	—	1,830	N/A
Total revenue days	42,153	46,865	(4,712)	(10)%
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
Pool and spot market revenue. Pool and spot market revenue for the year ended December 31, 2022 was $1.5 billion, an increase of $973.9 million, or 180% from $540.8 million for the year ended December 31, 2021. The increase in pool and spot market revenue was due to a dramatic shift in market conditions (as discussed further below) during the year ended December 31, 2022, which led to an increase in pool and spot market TCE revenue per day across all of our reportable segments. This increase was partially offset by a decrease in pool revenue days to 40,323 for the year ended December 31, 2022 from 46,865 for the year ended December 31, 2021.
Pool and spot market revenue for the year ended December 31, 2022 reflected a structural change in the supply and demand balance for product tankers. A confluence of events served as a catalyst to a substantial increase in ton-mile demand for product tankers beginning in March 2022 and continuing through the date of this report. First, the continued easing of COVID-19 restrictions around the globe has resulted in increased personal mobility thus stimulating underlying demand for refined petroleum products. Second, record refining margins combined with low global refined petroleum product inventories incentivized refiners to increase and maintain high utilization levels, resulting in substantial increases in refined petroleum product export volumes throughout the world. Third, the volatility brought on by the ongoing conflict in Ukraine, which has resulted in the implementation of sanctions on the export of Russian crude oil and refined petroleum products, changing volumes and trade routes, and thus increasing ton-mile demand for refined petroleum products.
MR pool and spot market revenue. MR pool and spot market revenue for the year ended December 31, 2022 was $719.9 million, an increase of $457.2 million, or 174%, from $262.7 million for the year ended December 31, 2021. The increase in MR pool and market revenue was driven by the aforementioned shifts in global supply and demand dynamics, which benefited all vessel classes. Record refining margins, high refinery utilization, and low inventory levels drove significant increases in product exports in regions where MRs traditionally trade, such as the U.S. Gulf. This backdrop drove increased demand for MR tankers and daily pool and spot market TCE revenue increased significantly as a result to $33,299 per day from $11,396 per day during the years ended December 31, 2022 and 2021, respectively.
This increase was slightly offset by a decrease in pool and spot market revenue days to 21,009 days from 22,812 days during the years ended December 31, 2022 and 2021, respectively, driven mainly by the sale of three MRs during 2022 as well as five MRs that entered into long term time charter-out agreements commencing in the third and fourth quarters of 2022.
LR2 pool and spot market revenue. LR2 pool and spot market revenue for the year ended December 31, 2022 was $539.6 million, an increase of $358.8 million, or 198%, from $180.9 million for the year ended December 31, 2021. The increase in LR2 pool and spot market revenue was driven by the aforementioned shifts in global supply and demand dynamics, which benefited all vessel classes. In addition to the uplift provided by the overall demand fundamentals in the market, LR2s also benefited from increased demand for longer-haul voyages, particularly as European countries began to shift their product imports (such as diesel) from further afield. As a result of these factors, pool and spot market TCE revenue per day increased to $38,277 per day from $12,189 per day during the years ended December 31, 2022 and 2021, respectively.
This increase was slightly offset by a decrease in LR2 pool and spot market revenue days to 13,429 days from 14,819 days during the years ended December 31, 2022 and 2021, respectively. This decrease was driven by nine LR2 vessels that entered into long term time charter-out agreements commencing in the second, third and fourth quarters of 2022 for a total of 1,060 days in 2022 as well as the sale of three LR2s during the second and third quarters of 2022.
Handymax pool and spot market revenue. Handymax pool and spot market revenue for the year ended December 31, 2022 was $244.0 million, an increase of $193.8 million, or 387%, from $50.1 million for the year ended December 31, 2021. Our ice class Handymax vessels trade on shorter haul routes, and while the backdrop of improving demand fundamentals throughout the world benefited the demand for these vessels, the supply disruptions caused by the conflict in Ukraine were also a key contributing factor in the improved daily rates earned by these vessels. As a result of these factors, daily pool and spot market TCE for our Handymax vessels increased to $39,253 per day from $9,523 per day during the years ended December 31, 2022 and 2021, respectively.
Pool and spot market revenue days decreased to 5,069 days from 5,215 days during the years ended December 31, 2022 and 2021, respectively, as a result of the expiration of the leases on four bareboat chartered-in vessels during the year ended December 31, 2021.
LR1 pool and spot market revenue. LR1 pool and spot market revenue for the year ended December 31, 2022 was $11.2 million, a decrease of $35.9 million, or 76%, from $47.1 million for the year ended December 31, 2021. This decrease was driven by the sale of all 12 LR1s during the first and second quarters of 2022, decreasing the total LR1 pool and spot market revenue days to 816 days from 4,019 days during the years ended December 31, 2022 and 2021, respectively.
This decrease was slightly offset by the increase in LR1 pool and spot market TCE revenue per day to $13,724 per day from $11,713 per day during the years ended December 31, 2022 and 2021, respectively. This increase was driven by the aforementioned shifts in global supply and demand, which benefited all vessel classes, but was limited due to the sale of the vessels during the first half of the year.
Time charter-out revenue. Time charter-out revenue for the year ended December 31, 2022 was $48.2 million and zero for the year ended December 31, 2021.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2022	2021	Favorable / (unfavorable)	Change
MR	17,171	—	$17,171	N/A
LR2	31,038	—	31,038	N/A
Total time charter-out revenue	$48,209	$—	$48,209	N/A
During the year ended December 31, 2022, we entered into time charter-out agreements on 14 of our vessels, for a total of 1,830 revenue days, which are summarized in the table below:

Vessel	Vessel class	Term	Rate		Commencement date
STI Gratitude	LR2	Three years	$28,000/day	(1)	May-22
STI Guard	LR2	Five years	$28,000/day	(2)	July-22
STI Gladiator	LR2	Three years	$28,000/day	(3)	July-22
STI Guide	LR2	Three years	$28,000/day	(3)	July-22
STI Marshall	MR	Three years	$23,000/day	(4)	July-22
STI Magnetic	MR	Three years	$23,000/day	(5)	July-22
STI Miracle	MR	Three years	$21,000/day	(6)	August-22
STI Memphis	MR	Three years	$21,000/day	(7)	June-22
STI Goal	LR2	Three years	$30,000/day	(8)	August-22
STI Lombard	LR2	Three years	$32,750/day	(9)	September-22
STI Gauntlet	LR2	Three years	$32,750/day		November-22
STI Duchessa	MR	Three years	$25,000/day		October-22
STI Lavender	LR2	Three years	$35,000/day		December-22
STI Grace	LR2	Three years	$37,500/day	(10)	December-22
(1)    This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(2)    This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day. The charterers have the option to convert the term of this agreement to three years at $30,000 per day, which must be declared within 30 months after the delivery date.
(3)    This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(4)    This vessel commenced a time charter in July 2022 for three years at a rate of $23,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $24,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $25,000 per day. If this second option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.
(5)    This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. The charterers have the option to extend the term of this agreement for an additional year at $24,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.
(6)    This vessel commenced a time charter in August 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.
(7)    This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.
(8)    This vessel commenced a time charter in August 2022 for three years at a rate of $30,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $32,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $34,000 per day.
(9)    This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.
(10)    This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three year period, which is payable during the first six months at $47,000 per day, the next six months are payable at $28,000 per day, and years two and three are payable at $37,500 per day.
Vessel operating costs. Vessel operating costs for the year ended December 31, 2022 were $323.7 million, a decrease of $11.1 million, from $334.8 million for the year ended December 31, 2021. Vessel operating days decreased to 43,394 days from 48,114 days for the years ended December 31, 2022 and 2021, respectively, which was mainly the result of the sale of 18 vessels during the year ended December 31, 2022. This decrease was partially offset by an increase in average vessel operating costs per day to $7,460 per day during the year ended December 31, 2022 from the average of $6,959 per day during the year ended December 31, 2021. Vessel operating costs per day increased across all vessel classes, with the largest increases affecting certain crewing expenses, services repairs, and spares and stores expenses. The easing of supply chain congestion (leading to a high volume of spares and stores deliveries), the completion of previously deferred repairs and maintenance, and generalized inflationary pressures all contributed to the increase. Additionally, in December 2022, we allocated $2.0 million to a provident fund dedicated to our seafarers. Vessel operating costs by operating segment are discussed below.
The following table is a summary of our vessel operating costs by operating segment:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2022	2021	favorable / (unfavorable)	change
Vessel operating costs
MR	$165,735	$161,086	$(4,649)	(3)%
LR2	112,407	105,714	(6,693)	(6)%
Handymax	36,507	38,157	1,650	4%
LR1	9,076	29,883	20,807	70%
Total vessel operating costs	$323,725	$334,840	$11,115	3%

Vessel operating costs per day
MR	$7,444	$7,005	$(439)	(6)%
LR2	7,593	6,896	(697)	(10)%
Handymax	7,144	7,055	(89)	(1)%
LR1	7,474	6,823	(651)	(10)%
Consolidated vessel operating costs per day	7,460	6,959	(501)	(7)%

Operating days
MR	22,265	22,995	(730)	(3)%
LR2	14,805	15,330	(525)	(3)%
Handymax	5,110	5,409	(299)	(6)%
LR1	1,214	4,380	(3,166)	(72)%
Total operating days	43,394	48,114	(4,720)	(10)%

MR vessel operating costs. Vessel operating costs for our MR segment were $165.7 million for the year ended December 31, 2022, an increase of $4.6 million, or 3%, from $161.1 million for the year ended December 31, 2021. Operating days decreased by 730 days to 22,265 days from 22,995 days during the years ended December 31, 2022 and 2021, respectively, primarily as a result of the sale of three MR vessels during 2022. Operating costs per day increased to $7,444 per day from $7,005 per day, for the years ended December 31, 2022 and 2021, respectively, which was the result of general inflationary pressures, with increases in crew related costs, repairs and maintenance, and stores and spares costs as the most impacted expenses.
LR2 vessel operating costs. Vessel operating costs for our LR2 segment were $112.4 million for the year ended December 31, 2022, an increase of $6.7 million, or 6%, from $105.7 million for the year ended December 31, 2021. LR2 operating costs per day increased to $7,593 per day from $6,896 per day for the years ended December 31, 2022 and 2021, respectively. This increase was the result of general inflationary pressures, with increases in service repairs and spares and stores related costs as the most impacted expenses. This increase was slightly offset by a decrease in LR2 operating days to 14,805 days from 15,330 days during the years ended December 31, 2022 and 2021, respectively, primarily as a result of the sale of three LR2 vessels during 2022.
Handymax vessel operating costs. Vessel operating costs for our Handymax segment were $36.5 million for the year ended December 31, 2022, a slight decrease of $1.7 million, or 4%, from $38.2 million for the year ended December 31, 2021. Handymax operating days decreased to 5,110 days from 5,409 days during the years ended December 31, 2022 and 2021, respectively, which was the result of the expiration of the bareboat charter-in agreements on four vessels during the year ended December 31, 2021. Daily operating costs for our Handymax vessels increased slightly to $7,144 per day during the year ended December 31, 2022 from $7,055 per day during the year ended December 31, 2021, which was the result of general inflationary pressures, with increases in service repairs and spares costs as the most impacted expenses.
LR1 vessel operating costs. Vessel operating costs for our LR1 segment for the year ended December 31, 2022 were $9.1 million, a decrease of $20.8 million, or 70%, from $29.9 million for the year ended December 31, 2021. Operating days for LR1 vessels decreased to 1,214 from 4,380 days during the years ended December 31, 2022 and 2021, respectively, due to the sale of 12 LR1 vessels during the 2022. Daily operating costs increased to $7,474 per day during the year ended December 31, 2022 from $6,823 per day during the year ended December 31, 2021, mainly as a result of general inflationary pressures seen across all vessel operating segments.
Voyage expenses. Voyage expenses were $92.7 million for the year ended December 31, 2022, an increase of $89.2 million, or 2,583%, from $3.5 million for the year ended December 31, 2021. This was primarily driven by an increase in vessels that traded in the spot market during the year ended December 31, 2022. Fifteen MRs, 14 LR2s and 14 Handymax vessels traded in the spot market during the year ended December 31, 2022, for a total of 4,155 days as compared to six MR product tankers that traded in the spot market during the year ended December 31, 2021, for a total of 332 days. Voyage expenses for the year ended December 31, 2022 consisted of bunker consumption of $50.2 million, port and agency expenses of $23.2 million, voyage related insurance of $7.7 million, and other voyage related expenses (including commissions) of $11.6 million.
Depreciation - Owned and lease financed vessels. Depreciation expense for owned and lease financed vessels was $168.0 million for the year ended December 31, 2022, a decrease of $29.5 million, or 15%, from $197.5 million for the year ended December 31, 2021. This decrease was primarily related of the sale of 17 of our owned or sale leaseback vessels during the year ended December 31, 2022. These vessels were written down to their net realizable value upon being designated as held for sale, and depreciation ceased being recorded upon that designation.
Depreciation - Right of use assets. Depreciation - right of use assets for the year ended December 31, 2022 was $38.8 million, a decrease of $4.0 million, or 9%, from $42.8 million for the year ended December 31, 2021.  Primarily, this decrease is attributable to the sale of one of our right of use asset vessels. This vessel was written down to its net realizable value upon being designated as held for sale during the first quarter of 2022, and depreciation expense ceased being recorded upon that designation.
General and administrative expenses. General and administrative expenses were $88.1 million for the year ended December 31, 2022, an increase of $35.4 million, or 67%, from $52.7 million for the year ended December 31, 2021. The change was primarily driven by an increase in compensation related costs.
Reversal of previously recorded impairment. Reversal of previously recorded impairment was $12.7 million for the year ended December 31, 2022. Under International Financial Reporting Standards, we are required to assess whether a previously recorded impairment on an asset no longer exists or has decreased. We performed this assessment at December 31, 2022 and determined that given the strength in the product tanker market, and, in particular, the significant uplift in the market values for the second-hand vessels, that the impairment charge of $14.2 million that was previously recorded at December 31, 2020 on 13 MRs should be reversed. The reversal of $12.7 million represents the full amount of the previously recorded impairment, less the depreciation that would have been recorded had the impairment not been recorded.
Net loss on sales of vessels. Net loss on sales of vessels was $66.5 million for the year ended December 31, 2022. During the year ended December 31, 2022, we sold 18 vessels, consisting of three LR2s, 12 LR1s, and three MRs. We recorded an aggregate loss of $69.1 million on the sale of 17 of these vessels and a gain of $2.6 million on the remaining vessel.
Financial expenses. Financial expenses were $169.8 million for the year ended December 31, 2022, an increase of $25.7 million, or 18%, from $144.1 million for the year ended December 31, 2021.
Financial expenses for the year ended December 31, 2022 primarily consisted of (i) interest payable on debt of $137.1 million, (ii) accretion of our Convertible Notes due in 2022 and 2025 of $12.7 million, (iii) amortization of loan fees of $6.4 million, (iv) accretion of the premiums and discounts primarily recorded as part of the purchase price allocation on the indebtedness assumed from Navig8 Product Tankers Inc. in 2017 of $2.1 million, and (v) the loss on extinguishment of debt and write-off of deferred financing fees of $11.5 million.
Financial expenses for the year ended December 31, 2021 primarily consisted of (i) interest payable on debt of $116.0 million, (ii) accretion of our Convertible Notes due in 2022 and 2025 of $13.3 million, (iii) amortization of loan fees of $7.6 million, (iv) the loss on extinguishment of debt and write-off of deferred financing fees of $3.6 million and (v) accretion of the premiums and discounts recorded as part of the purchase price allocation on the indebtedness assumed from Navig8 Product Tankers Inc. in 2017 of $3.7 million.
The increase in interest expense during the year ended December 31, 2022 when compared to the year ended December 31, 2021, was primarily attributable to an increase in LIBOR rates, which underpin all of our variable rate borrowings. As a result of the easing of COVID-19 restrictions, the related economic recovery and corresponding inflationary pressures, LIBOR rates increased significantly throughout 2022. The increases in LIBOR rates were partially offset by the overall reductions in our indebtedness arising from the sales of 18 vessels (and repayments of the related debt or lease financing obligations) along with the exercise of purchase options on 22 lease financed vessels, the maturity of the Convertible Notes Due 2022 in May 2022, and the conversion of the Convertible Notes Due 2025 in December 2022. The combination of these factors resulted in higher interest expense for the year ended December 31, 2022 compared to December 31, 2021 despite the decrease in the average carrying value of our debt to $2.69 billion during the year ended December 31, 2022 compared to $3.14 billion for the year ended December 31, 2021.
The loss on extinguishment of debt and write-off of deferred financing fees during the years ended December 31, 2022 and 2021, respectively, were as follows:
•During the year ended December 31, 2022, our loss on extinguishment of debt and write-off of deferred financing fees was $11.5 million, which consisted of (i) $6.6 million of write-offs of deferred financing fees related to the repayments of debt or lease financing obligations for the 18 vessels sold during the year along with the notifications to exercise purchase options on 22 lease financed vessels during the year, (ii) $4.9 million in costs related to the extinguishment of debt, (iii) $0.9 million of write-offs of the discounts related to the payment of indebtedness on certain vessels sold and to the notifications to exercise purchase options on certain vessels, and (iv) a gain of $0.9 million related to the adjustment of the carrying values of certain sale and leaseback arrangements related to the notifications to exercise purchase options.
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
Gain / (loss) on repurchase/exchange of convertible notes. In May and July 2022, we made repurchases on the open market of our Convertible Notes Due 2025 for $14.3 million. The notes had liability and equity (the value of the conversion feature) components of $12.8 million and $2.0 million, respectively, resulting in a gain of $0.5 million.
Loss on Convertible Notes exchange was $5.5 million for the year ended December 31, 2021. In March 2021 and June 2021, we completed the exchange of approximately $62.1 million and $19.4 million, respectively, in aggregate principal amount of Convertible Notes Due 2022 for approximately $62.1 million and $19.4 million, respectively, in aggregate principal amount of Convertible Notes Due 2025 pursuant to separate, privately negotiated, agreements with certain holders of the Convertible Notes Due 2022, which we refer to as the 2021 Convertible Notes Exchanges. We accounted for the 2021 Convertible Notes Exchanges as extinguishments of the original financial liability and the recognition of a new liability on the basis that the terms of the Convertible Notes Due 2022 are substantially different to the terms of the Convertible Notes Due 2025. We recorded an aggregate loss on the extinguishment of the Convertible Notes Due 2022 of $5.5 million as a result of the 2021 Convertible Notes Exchanges, which primarily arose from (i) the difference between the carrying value and the face value of the Convertible Notes Due 2022 on the date of the exchange, and (ii) transaction costs directly attributable to the 2021 Convertible Notes Exchanges.
Financial income. Financial income was $6.9 million for the year ended December 31, 2022, an increase of $3.3 million, or 90%, from $3.6 million for the year ended December 31, 2021. This increase was driven by the interest earned on our cash balance, due to the increased average cash balance during the year ended December 31, 2022 as compared to the prior year.
Results of Operations for the year ended December 31, 2021 compared to the year ended December 31, 2020
For a discussion of our results for the year ended December 31, 2021 compared to the year ended December 31, 2020, please see “Item 5 - Operating and Financial Review and Prospects - A. Operating Results - Results of Operations for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020” contained in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 23, 2022.
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
We currently project that we will have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations, obligations under sale and leaseback arrangements, commitments under other leasing arrangements, and commitments under our scrubber and BWTS contracts) for a period of at least 12 months from the date of this annual report.
The cash flows we generate from our vessels have been impacted by geopolitical events such as the COVID-19 pandemic and the conflict in Ukraine. The easing of COVID-19 restrictions around the globe resulted in increased personal mobility which served as a catalyst for underlying demand for refined petroleum products. This demand, combined with low global refined petroleum product inventories and strong refining margins, incentivized refiners to increase and maintain high utilization levels which drove substantial increases in refined petroleum product export volumes throughout the world. Additionally, the volatility brought on by the ongoing conflict in Ukraine, which has resulted in the implementation of sanctions on the export of Russian crude oil and refined petroleum products, has continued to disrupt supply chains for crude oil and refined petroleum products, changing volumes and trade routes, and thus increasing ton-mile demand for the seaborne transportation of refined petroleum products.
We recorded all time high revenue and net income during the year ended December 31, 2022 as a result of favorable market conditions that began in March 2022 and which continue through the date of this report. The cash flows generated from operations have been, and continue to be, utilized to repay our outstanding debt and lease obligations.
During 2023, and in addition to our regularly scheduled debt and lease repayments, we also committed to the following:
•The exercise of the purchase options on two MR product tankers (STI Brooklyn and STI Ville) and two LR2 product tankers (STI Rose and STI Rambla) under our AVIC Lease Financing. These purchases closed in January 2023 resulting in a reduction of the related lease liability of $77.8 million.
•The exercise of the purchase options on three LR2 product tankers (STI Sanctity, STI Steadfast and STI Supreme) that are currently financed under our Ocean Yield sale and leaseback arrangement. The purchase of STI Sanctity closed in March 2023 for $27.8 million and the remaining repurchases are expected to occur in the second and third quarters of 2023 and result in an aggregate reduction of the related lease liability of $55.6 million.
•The exercise of the purchase options on STI Grace and STI Jermyn which are financed under the 2021 CSSC Lease Financing. The aggregate lease obligation on these vessels at the date of purchase is expected to be $46.9 million and these purchases are expected to occur in May 2023.
•The exercise of the purchase options on STI Lavender, STI Magnetic, STI Marshall and STI Miracle which are financed under the IFRS 16 - Leases - $670.0 Million lease financing. The aggregate lease obligation on these vessels at the date of purchase is expected to be $102.9 million and these purchases are expected to occur in May 2023.
We do not have any other debt or leasing financing arrangements that are scheduled to mature or expire within twelve months from the date of this report.
While we believe our current financial position is adequate to address these cash outflows, a deterioration in economic conditions could cause us to breach the covenants under our financing arrangements and could have a material adverse effect on our business, results of operations, cash flows and financial condition. These circumstances could cause us to seek covenant waivers from our lenders and to pursue other means to raise liquidity, such as through the sale of vessels or in the capital markets, to meet our obligations. A discussion and analysis of our key risks, including sensitivities thereto, can be found in "Item 3. Key Information - D. Risk Factors" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".
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
As of December 31, 2022, our cash and cash equivalents balance was $376.9 million, which was more than our cash and cash equivalents balance of $230.4 million as of December 31, 2021. The changes in our cash balance are discussed below under the section entitled Cash Flows. As of March 23, 2023 and December 31, 2022, we had approximately $2.0 billion and $2.0 billion in aggregate outstanding indebtedness, respectively (which reflects the amounts payable under term loan facilities, lease financing arrangements and lease liabilities, and excludes unamortized deferred financing fees or other premiums and discounts). All of our credit facilities are described below under “Long-Term Debt Obligations and Credit Arrangements.”
As of December 31, 2022, our long-term liquidity needs were primarily comprised of our debt repayment obligations for our secured credit facilities, lease financing arrangements, and obligations under our time and bareboat charter-in arrangements (which are accounted for under IFRS 16- Leases).
Equity
2020 $250 Million Securities Repurchase Program
In September 2020, our Board of Directors authorized a securities repurchase program (the "2020 $250 Million Securities Repurchase Program") to purchase up to an aggregate of $250 million of securities, which, in addition to our common shares, consisted of our Senior Notes Due 2025 (NYSE: SBBA), Convertible Notes Due 2022, and Convertible Notes Due 2025 at the date of authorization. We had the following activity under our 2020 $250 Million Securities Repurchase Program during the year ended December 31, 2022:
•In May and July 2022, we repurchased $10.8 million and $1.5 million, respectively, in aggregate principal amount of our Convertible Notes Due 2025 in the open market for $12.6 million and $1.7 million, respectively.
•Through October 2022, we repurchased an aggregate of 3,120,341 of our common shares at an average price of $38.66 per share. These repurchases included the repurchase of 1,293,661 of our common shares from Eneti Inc., a related party, for $38.65 per share and 1,826,680 common shares in the open market for an average price of $38.66 per share.
2022 $250 Million Securities Repurchase Program
In October 2022, our Board of Directors authorized a new securities repurchase program (the "2022 $250 Million Securities Repurchase Program") to purchase up to an aggregate of $250 million of securities, which, in addition to our common shares, consisted of our Senior Notes Due 2025 (NYSE: SBBA), and Convertible Notes Due 2025 at the date of authorization. The 2020 $250 Million Securities Repurchase Program was terminated upon the authorization of the 2022 $250 Million Securities Repurchase Program.
In December 2022, we repurchased 789,532 of our common shares in the open market at an average price of $51.61 per share under the 2022 $250 Million Securities Repurchase Program.
There were 11,429,197 and 7,519,324 common shares held in treasury at December 31, 2022 and 2021, respectively.

From January 1, 2023 through February 15, 2023, we repurchased an aggregate of 1,891,303 of our common shares in the open market at an average price of $50.27 per share under the 2022 $250 Million Securities Repurchase Program.
2023 Securities Repurchase Program
On February 15, 2023, our Board of Directors authorized a new securities repurchase program (the "2023 Securities Repurchase Program") to purchase up to an aggregate of $250 million of our securities which, in addition to our common shares also consist of our Senior Unsecured Notes Due 2025. The previous securities repurchase program was terminated on this date and any future repurchases of our securities will be made under the 2023 Securities Repurchase Program.
From February 16 through the date of the issuance of these financial statements, we have repurchased an aggregate of 332,659 of our common shares in the open market at an average price of $53.49 per share.
As of the date of this report, there is $232.2 million available under the 2023 Securities Repurchase Program.
2013 Equity Incentive Plan
For a description of issuances of our common shares pursuant to our 2013 Equity Incentive Plan, see “Item 6. Directors, Senior Management and Employees - B. Compensation - 2013 Equity Incentive Plan.”
Cash Flows
The table below summarizes our sources and uses of cash for the periods presented:

	For the year ended December 31,
In thousands of U.S. dollars	2022	2021
Cash flow data
Net cash inflow/(outflow)
Operating activities	$769,333	$73,300
Investing activities	571,956	(52,278)
Financing activities	(1,194,834)	21,882

Cash flow from operating activities
Fiscal year ended December 31, 2022 compared to fiscal year ended December 31, 2021
Operating cash flows are driven by our results of operations along with movements in working capital. The following table sets forth the components of our operating cash flows for the years ended December 31, 2022 and December 31, 2021:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2022	2021	favorable / (unfavorable)	Change
Vessel revenue (1)	$1,562,873	$540,786	$1,022,087	189%
Vessel operating costs (1)	(323,725)	(334,840)	11,115	3%
Voyage expenses (1)	(92,698)	(3,455)	(89,243)	(2,583)%
General and administrative expenses - cash (1)(2)	(67,734)	(29,815)	(37,919)	(127)%
Financial expenses - cash (1) (3)	(141,982)	(115,983)	(25,999)	(22)%
Change in working capital (4)	(175,581)	14,337	(189,918)	(1,325)%
Financial income - cash	6,884	171	6,713	3,926%
Other	1,296	2,099	(803)	(38)%
Operating cash flow	$769,333	$73,300	$696,033	950%
(1)See “Item 5. Operating and Financial Review and Prospects- A. Operating Results” for information on these variations for the years ended December 31, 2022 and 2021.

(2)Cash general and administrative expenses are general and administrative expenses from our consolidated statements of income or loss excluding the amortization of restricted stock of $20.4 million and $22.9 million for the years ended December 31, 2022 and 2021, respectively.
(3)Cash financial expenses represents interest payable on our outstanding indebtedness and lease financing obligations. These amounts are derived from Financial expenses from our consolidated statements of income or loss excluding (i) the amortization of deferred financing fees of $6.4 million and $7.6 million for the years ended December 31, 2022 and 2021, respectively, (ii) non-cash debt extinguishment costs, primarily the write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities, of $6.6 million and $3.6 million over these same periods, (iii) the accretion of our Convertible Notes Due 2022 and Convertible Notes Due 2025 of $12.7 million and $13.3 million over these same periods, and (iv) accretion of $2.1 million and $3.7 million related primarily to the premiums and discounts recorded as part of the purchase price allocation on the indebtedness assumed from Navig8 Product Tankers Inc. in 2017 during the years ended December 31, 2022 and 2021. Cash financial expenses increased primarily as a result of higher average LIBOR rates during the year ended December 31, 2022 as compared to the year ended December 31, 2021. LIBOR rates have increased as a result of the easing of COVID-19 restrictions and the related recovery of the economy, coupled with overall inflationary pressures that central banks around the world are trying to mitigate through borrowing rate increases. These increases attributable to the increases in LIBOR rates were partially offset by the overall reductions in our indebtedness arising from the sales of 18 vessels (and repayments of the related debt or lease financing obligations) along with the exercise of purchase options on 22 lease financed vessels, the maturity of the Convertible Notes due 2022 in May 2022, and the conversion of the Convertible Notes due 2025 in December 2022. The combination resulted in higher interest expense for the year ended December 31, 2022 compared to December 31, 2021 despite the decrease in the average carrying value of our debt to $2.69 billion during the year ended December 31, 2022 as compared to $3.14 billion for the year ended December 31, 2021.
(4)The change in working capital in 2022 was primarily driven by an increase in accounts receivable, inventories, prepaid expenses and a decrease in accounts payable offset by an increase in accrued expenses and a decrease in other assets. The increase in accounts receivable is due to primarily driven by overall strength in the product tanker market that began in the first quarter of 2022. Our revenues during the year ended December 31, 2022 were primarily derived from the Scorpio Pools and in the spot market. Accounts receivable due from the Scorpio Pools and the spot market are driven by market conditions in the months preceding the end of the period. The revenues earned by vessels operating in the Scorpio Pools and the spot market in the months preceding December 31, 2022 were significantly greater than the months preceding December 31, 2021, thus leading to the increase in account receivable. The increase in accrued expenses at December 31, 2022 was primarily the result of an increase in accrued compensation and related benefits. The decrease in other assets was primarily the result of the reimbursement of working capital balances from the Scorpio Pools for vessels that were sold or entered into long-term time charter-out agreements. The remaining changes in working capital were driven primarily by timing.
    The change in working capital in 2021 was driven primarily by an increase in accounts payable, and decreases in prepaid expenses and other current assets and inventories, offset by increases in accounts receivable and other assets and a decrease in accrued expenses. These working capital movements were driven primarily by the timing of receipts from customers and payments to suppliers.

Cash flow from investing activities
The following table sets forth the components of our investing cash flows for the years ended December 31, 2022 and December 31, 2021:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2022	2021	favorable / (unfavorable)	Change
Cash inflows
Proceeds from disposal of vessels (1)	607,693	—	607,693	N/A
Distributions from dual fuel tanker joint venture (2)	493	1,525	(1,032)	(68)%
Total investing cash inflows	608,186	1,525	606,661	39,781%

Investment in dual fuel tanker joint venture (2)	(1,750)	(6,701)	4,951	74%
Drydock, scrubber and BWTS payments (owned, lease financed, and bareboat-in vessels) (3)	(34,480)	(47,102)	12,622	27%
Total investing cash outflows	(36,230)	(53,803)	17,573	33%

Net cash inflow / (outflow) from investing activities	$571,956	$(52,278)	$624,234	1,194%

(1)During the year ended December 31, 2022, we sold 18 vessels, consisting of three LR2s (STI Savile Row, STI Carnaby and STI Nautilus), 12 LR1s (STI Excelsior, STI Executive, STI Excellence, STI Pride, STI Providence, STI Prestige, STI Experience, STI Express, STI Exceed, STI Excel, STI Expedite, and STI Precision) and three MRs (STI Fontvieille, STI Benicia, and STI Majestic) for aggregate net proceeds of $607.7 million.

(2)In August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to carry methanol both as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers. The dual-fuel MR methanol tankers are currently on long-term time charter contracts greater than five years. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million. In November 2022, we contributed an additional $1.75 million to the joint venture to increase the joint venture's ownership interest in one of the LR1 tankers. We account for our interest in this joint venture using the equity method pursuant to IFRS 11 - Joint arrangements. Under this guidance, the investment is initially measured at cost, and the carrying amount of the investment is adjusted in subsequent periods based on our share of profits or losses from the joint venture (adjusted for any fair value adjustments made upon initial recognition). Any distributions received from the joint venture reduce the carrying amount.
The joint venture issued cash distributions of $0.5 million and $1.5 million during the years ended December 31, 2022 and 2021, respectively. The December 2021 cash distribution arose primarily as a result of the sale of two of the LR1s during the fourth quarter of 2021.

(3)Drydock, scrubber, ballast water treatment system and other vessel related payments represent the cash paid in 2022 and 2021 for the drydocking of our vessels along with payments made as part of the agreements to purchase and install scrubbers and ballast water treatment systems and other vessel equipment. See the below section entitled "Capital Expenditures," for further discussion on vessels that were drydocked and had scrubber or BWTS installations during the years ended December 31, 2022 and 2021.
Cash flow from financing activities
Cash flows from financing activities primarily consist of the issuance, repayment and costs related to our secured and unsecured debt, sale and leaseback liabilities, and IFRS 16 lease liabilities; the issuance and costs related to our common stock; the payment of dividends to our common shareholders; and the activity within our securities repurchase programs (defined below). The following table sets forth the components of our financing cash flows for the years ended December 31, 2022 and December 31, 2021:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2022	2021	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities(1)	$5,075	$68,593	$(63,518)	(93)%
Proceeds from sale and leaseback transactions(1)	117,204	540,282	(423,078)	(78)%
Issuance of Unsecured Senior Notes Due 2025(1)	359	41,929	(41,570)	(99)%
Issuance of Convertible Notes Due 2025(1)	—	119,419	(119,419)	(100)%
Decrease in restricted cash(2)	4,008	502	3,506	698%
Total financing cash inflows	126,646	770,725	(644,079)	(84)%

Cash outflows
Repayments on our secured credit facilities(1)	(349,421)	(488,436)	139,015	28%
Repayments under sale and leaseback liabilities(1)	(622,201)	(162,491)	(459,710)	(283)%
Repayments under IFRS 16 lease liabilities (1)	(79,502)	(56,729)	(22,773)	(40)%
Repayments and repurchases of convertible notes(1)	(83,968)	—	(83,968)	N/A
Dividend payments(3)	(23,313)	(23,320)	7	—%
Common stock repurchases(4)	(161,373)	—	(161,373)	N/A
Debt issuance costs(5)	(1,702)	(17,820)	16,118	90%
Equity issuance costs	—	(47)	47	100%
Total financing cash outflows	(1,321,480)	(748,843)	(572,637)	(76)%

Net cash (outflow) / inflow from financing activities	$(1,194,834)	$21,882	$(1,216,716)	(5,560)%
(1)The following table sets forth the cash drawdowns and repayments on our secured credit facilities, unsecured debt, sale and leaseback liabilities, and IFRS 16 lease liabilities during the years ended December 31, 2022 and 2021. During these periods, certain credit facilities, unsecured debt, and lease financing arrangements were either entered into, drawn, or repaid in full. We refer to Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F for further details of all of our financing arrangements, including the activity that occurred during the years ended December 31, 2022 and 2021.

	2022		2021
	Drawdowns	Repayments	Drawdowns	Repayments
In thousands of U.S. dollars
KEXIM Credit Facility	—	—	—	(15,932)
ING Credit Facility	—	—	2,128	(193,476)
2018 NIBC Credit Facility	—	—	—	(31,066)
Credit Agricole Credit Facility	—	(73,591)	—	(8,569)

ABN AMRO/K-Sure Credit Facility	—	—	—	(41,827)
Citibank/K-Sure Credit Facility	—	(78,401)	—	(8,417)
ABN AMRO / SEB Credit Facility	—	—	—	(97,856)
Hamburg Commercial Bank Credit Facility	—	(3,292)	—	(3,291)
Prudential Credit Facility	—	(5,546)	—	(5,546)
2019 DNB / GIEK Credit Facility	—	(7,112)	—	(7,113)
BNPP Sinosure Credit Facility	5,075	(10,813)	1,915	(10,334)
2020 $225.0 Million Credit Facility	—	(107,871)	—	(63,254)
2021 $21.0 Million Credit Facility	—	(19,245)	21,000	(1,755)
2021 $43.6 Million Credit Facility	—	(43,550)	43,550	—
Total Secured Credit Facilities	$5,075	$(349,421)	$68,593	$(488,436)
Convertible Notes Due 2022	—	(69,695)	—	—
Unsecured Senior Notes Due 2025	359	—	41,929	—
Convertible Notes Due 2025	—	(14,273)	119,419	—
Total Unsecured Senior Notes	$359	$(83,968)	$161,348	$—
Ocean Yield Lease Financing	—	(11,542)	—	(11,245)
BCFL Lease Financing (LR2s)	—	(11,011)	3,814	(10,690)
CSSC Lease Financing	—	(12,736)	11,848	(10,313)
CSSC Scrubber Financing	—	(1,829)	—	(4,443)
BCFL Lease Financing (MRs)	—	(15,686)	5,779	(14,639)
2018 CMBFL Lease Financing	—	(111,986)	—	(13,007)
$116.0 Million Lease Financing	—	(95,789)	1,926	(9,938)
AVIC Lease Financing	—	(28,636)	—	(13,327)
China Huarong Lease Financing	—	(103,416)	10,000	(16,834)
$157.5 Million Lease Financing	—	(109,657)	—	(14,143)
COSCO Lease Financing	—	(61,050)	—	(7,700)
2020 CMBFL Lease Financing	—	(3,242)	—	(3,241)
2020 TSFL Sale and Leaseback	—	(3,321)	—	(3,322)
2020 SPDBFL Lease Financing	—	(6,495)	—	(9,389)
2021 AVIC Lease Financing	—	(7,251)	96,352	(5,439)
2021 CMBFL Lease Financing	—	(6,520)	79,050	(4,485)
2021 TSFL Lease Financing	—	(4,380)	57,663	(3,286)
2021 CSSC Lease Financing	—	(5,262)	57,400	(3,507)
2021 $146.3 Million Lease Financing	—	(12,551)	146,250	—
2021 Ocean Yield Lease Financing	—	(5,850)	70,200	(417)
2022 AVIC Lease Financing	117,204	(4,584)	—	—
Prepaid interest expense	—	593	—	(3,126)
Total Sale and Leaseback Liabilities	$117,204	$(622,201)	$540,282	$(162,491)

IFRS 16 - Leases - 3 MRs	—	(8,130)	—	(7,668)
IFRS 16 - Leases - 7 Handymax	—	—	—	(1,879)
IFRS 16 - Leases - $670.0 Million	—	(70,791)	—	(46,561)
Prepaid interest expense	—	(581)	—	(621)
Total IFRS 16 Lease Liabilities	$—	$(79,502)	$—	$(56,729)

(2)    During the year end December 31, 2022, we repaid Citi / K-Sure Credit Facility in connection with the sales of STI Executive, STI Excellence, STI Express and STI Experience. During the year ended December 31, 2021, we refinanced the amounts borrowed under our ABN AMRO/K-Sure Credit Facility. As a result of these transactions, $4.0 million and $0.5 million of restricted cash was released during the years end December 31, 2022 and 2021.
(3)     Dividend payments to shareholders were $23.3 million and $23.3 million for the years ended December 31, 2022 and 2021, respectively. These dividends represent dividends of $0.40 per share (based on the number of shares outstanding on each of the record dates) for each of the years ended December 31, 2022 and 2021.
(4)     Common stock repurchases during the year ended December 31, 2022 represent the repurchase of 3,909,873 of our common shares at an average price of $41.27 per share for a total of $161.4 million. These repurchases include the repurchase of 1,293,661 of our common shares from Eneti Inc., a related party, for $38.65 per share and 2,616,212 common shares in the open market for an average price of $42.57 per share. No shares were repurchased during the year ended December 31, 2021.
(5)     Debt issuance costs relate to costs incurred for our secured credit facilities and lease financing arrangements which are described in Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.
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
The following is a table summarizing our indebtedness as of December 31, 2022 and March 23, 2023. The balances set forth below reflect the principal amounts due under each facility or lease financing arrangement as of each date and do not reflect any: (i) unamortized deferred financing fees; (ii) discounts / premiums attributable to the debt, either assumed in a business combination that was recorded as part of the purchase price allocation or as part of the market issuance of a security; and (iii) deposits held by the lessor. The balances for the unsecured Senior Notes Due 2025 represent the face value of this instrument. The balances for the Convertible Notes Due 2022 represents the face value of this instrument, and the balances for the Convertible Notes Due 2025 represents the face value of this instrument plus interest that has accreted since the date of issuance pursuant to its accretion feature, which is described in Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.

In thousands of U.S. dollars	Amount outstanding at December 31, 2022	Amount outstanding at March 23, 2023
Hamburg Commercial Credit Facility	33,732	32,909
Prudential Credit Facility	39,286	37,899
2019 DNB / GIEK Credit Facility	38,338	36,560
BNPP Sinosure Credit Facility	80,576	80,576
2020 $225 Million Credit Facility	37,765	36,482
2023 $225.0 Million Credit Facility (1)	—	184,850
2023 $49.1 Million Credit Facility (2)	—	49,088
Ocean Yield Lease Financing (3)	114,860	84,372
BCFL Lease Financing (LR2s)	68,310	65,704
CSSC Lease Financing	121,276	117,635
BCFL Lease Financing (MRs)	53,202	49,097
AVIC Lease Financing (4)	77,769	—
2020 CMBFL Lease Financing	38,090	37,685
2020 TSFL Sale and Leaseback	40,607	39,777
2020 SPDBFL Lease Financing	83,511	81,887
2021 AVIC Lease Financing	84,635	82,822
2021 CMBFL Lease Financing	68,045	67,640
2021 TSFL Lease Financing	49,997	49,997
2021 CSSC Lease Financing (5)	48,631	47,316
2021 $146.3 Million Lease Financing	133,699	130,404
2021 Ocean Yield Lease Financing	63,933	62,549
2022 AVIC Lease Financing	113,804	111,512
Unsecured Senior Notes Due 2025	70,571	70,571
IFRS 16 - Leases - 3 MR	21,138	19,062
IFRS 16 - Leases - $670.0 Million (6)	475,939	464,684
Total	$1,957,714	$2,041,078

(1)    In January 2023, we executed a senior secured credit facility for up to $225.0 million with a group of European financial institutions (the "2023 $225.0 Million Credit Facility"). In February 2023, we drew down $184.9 million from this facility and 11 product tankers (10 MRs and one LR2) were collateralized under this facility as part of the initial drawdown. The key terms and conditions of this facility are described in Item 4 of this Annual Report in the section entitled Recent Developments.
(2)    In February 2023, we executed a senior secured credit facility for up to $49.1 million with a North American financial institution (the "$49.1 Million Credit Facility"). In March 2023, we drew down $49.1 million from this facility to finance two LR2 product tankers, (STI Rose and STI Rambla). The key terms and conditions of this facility are described in Item 4 of this Annual Report in the section entitled Recent Developments.
(3)    In March 2023 we exercised the purchase option on STI Sanctity for $27.8 million, which was previously financed on the Ocean Yield Lease Financing.
(4)    In January 2023, we exercised the purchase options on STI Brooklyn, STI Rambla, STI Rose and STI Ville on the AVIC Lease Financing and repaid the aggregate outstanding lease obligation of $77.8 million as part of these transactions.
(5)    In March 2023, we gave notices to exercise the purchase options on STI Grace and STI Jermyn which are financed on the 2021 CSSC Lease Financing. These purchases are expected to occur in May 2023 and the aggregate outstanding lease liability is expected to be $46.9 million at the date of purchase.

(6)    In March 2023, we gave notices to exercise the purchase options on STI Lavender, STI Magnetic, STI Marshall and STI Miracle which are financed on the IFRS 16 - Leases - $670.0 Million lease financing. These purchases are expected to occur in May 2023 and the aggregate outstanding lease liability is expected to be $102.9 million at the date of purchase.
Capital Expenditures
Vessel acquisitions and payments for vessels under construction
We did not enter into any agreements to construct vessels during the years ended December 31, 2022, 2021, and 2020. During the year ended December 31, 2019, we acquired the leasehold interests on 19 vessels from Trafigura Maritime Logistics Pte. Ltd. (the "Trafigura Transaction") four of which were under construction as of December 31, 2019. The leases commenced upon delivery from the shipyard on two vessels in January 2020, one in March 2020, and one in September 2020. The table set forth below lists these vessels:

Vessel	Vessel Type	Constructed/Acquired	During the year ended December 31, 2020
STI Miracle	MR	Acquired	January	'(1)
STI Maestro	MR	Acquired	January	'(1)
STI Mighty	MR	Acquired	March	'(1)
STI Maximus	MR	Acquired	September	'(1)
(1)    The leasehold interest in this vessel was acquired in 2019 as part of the Trafigura Transaction and is classified as a Right of use asset under IFRS 16.
Sales of vessels
During the first half of the year ended December 31, 2022, we sold 18 vessels consisting of three LR2s (STI Savile Row, STI Carnaby and STI Nautilus); 12 LR1s (STI Excelsior, STI Executive, STI Excellence, STI Pride, STI Providence, STI Prestige, STI Experience, STI Express, STI Exceed, STI Excel, STI Expedite, and STI Precision); and three MRs (STI Fontvieille, STI Benicia, and STI Majestic). Seven vessel sales closed in the first quarter of 2022, nine vessel sales closed in the second quarter of 2022 and two vessel sales vessels closed in the third quarter of 2022 for aggregate net proceeds of $607.7 million.
Of these vessels, the net book value of 17 vessels of $637.8 million was previously recorded within Vessels and drydock, and the net book value for one vessel (STI Majestic) of $35.4 million was previously recorded within Right of use assets for vessels. As a result of these transactions, we recorded an aggregate net loss of $66.5 million (inclusive of a $0.7 million write-off of goodwill on the LR2 vessels).
Additionally, we repaid aggregate outstanding debt and sale and leaseback obligations of $347.4 million and incurred debt extinguishment costs (write-offs of deferred financing fees and discounts plus fees) of $3.5 million related to these vessel sales.

Drydock
During the years ended December 31, 2022, 2021, and 2020, we completed the following drydocks, as described below:

Drydock	Total
Costs in thousands of U.S. dollars	Vessels	Off-hire days	Cost
Drydock in-progress at December 31, 2019			$8,406
Costs incurred in 2020			33,901
Drydock completed in 2020 (1)	34	2,431	39,322
Drydock in-progress at December 31, 2020			$2,985
Costs incurred in 2021			27,116
Drydock completed in 2021 (1)	21	803	28,128
Drydock in-progress at December 31, 2021			$1,973
Costs incurred in 2022			19,657
Drydock completed in 2022 (1)	15	497	20,922
Drydock in-progress at December 31, 2022			$708
(1)    Drydocks completed in 2020 includes 433 offhire days from drydocks which commenced in 2019. Drydocks completed in 2021 includes 112 offhire days from drydocks which commenced in 2020. Drydocks completed in 2022 includes 34 offhire days from drydocks which commenced in 2021. Offhire days also include offhire days for installations of BWTS and / or scrubbers.
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

Ballast Water Treatment Systems and Scrubbers
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems, or BWTS, from an unaffiliated third-party supplier. These systems have been and are expected to be installed from 2019 through 2023, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey. Costs capitalized for these systems include the cost of the base equipment that we have contracted to purchase in addition to directly attributable installation costs, costs incurred for systems that were installed during the period, and installation costs incurred in advance of installations that are expected to occur in subsequent periods. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life and are depreciating the equipment and related installation costs on this basis.
We have also retrofitted the substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate suppliers to retrofit a total of 77 of our tankers with such systems and in 2019 we exercised options to retrofit an additional 21 our vessels with scrubbers.
In 2020, and as further amended in February 2021, we reached an agreement to postpone the purchase and installation of scrubbers on 19 vessels. In August 2021, we exercised options to purchase six of these scrubbers. One of the vessels under this agreement was sold during 2022 without a scrubber installation and 12 remain.
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
We retrofitted six vessels in 2022 and one vessel in 2021 with scrubbers, respectively. During the year ended December 31, 2022, we retrofitted a total of four vessels with BWTS and we did not install any BWTS during the year ended December 31, 2021.
The following table summarizes Ballast Water Treatment Systems activity for the years ended December 31, 2022, 2021 and 2020:

Ballast Water Treatment Systems	Total
Costs in thousands of U.S. dollars	Vessels	Off-hire days	Cost
BWTS in-progress at December 31, 2019			$2,556
Costs incurred in 2020 (1)			30,922
BWTS completed in 2020 (2)	22	1,663	33,303
BWTS in-progress at December 31, 2020			$175
Costs incurred in 2021 (1)			218
BWTS completed in 2021 (2)	—	—	(65)
BWTS in-progress at December 31, 2021			$458
Costs incurred in 2022 (1)			5,639
BWTS completed in 2022 (2)	4	209	5,364
BWTS in-progress at December 31, 2022			$733
(1)    Includes capitalized interest of $0.1 million and $0.2 million for the years ended December 31, 2022 and 2020, respectively. Capitalized interest in 2021 was less than $0.1 million.
(2)    Offhire days include offhire days for drydock and/or installations of scrubbers.

The following table summarizes scrubber installation activity for the years ended December 31, 2022, 2021, and 2020:

Scrubber	Total
Costs in thousands of U.S. dollars	Vessels	Off-hire days	Cost
Scrubber in-progress at December 31, 2019			$9,339
Costs incurred in 2020 (1)			135,349
Scrubber completed in 2020 - notional drydock (2)			6,900
Scrubber completed in 2020 (3)	46	3,507	132,439
Scrubber in-progress at December 31, 2020			$5,349
Costs incurred in 2021 (1)			4,371
Scrubber completed in 2021 - notional drydock (2)			150
Scrubber completed in 2021 (3)	1	83	4,774
Scrubber in-progress at December 31, 2021			$4,796
Costs incurred in 2022 (1)			14,590
Scrubber completed in 2022 - notional drydock (2)			150
Scrubber completed in 2022 (3)	6	400	18,453
Scrubber in-progress at December 31, 2022			$783
(1)    Includes capitalized interest of $0.1 million, $0.2 million, and $1.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.
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
The table set forth below indicates the carrying amount of each of our vessels or right of use assets as of December 31, 2022 and December 31, 2021 and the aggregate difference between the carrying amount and the market value represented by such vessels or right of use assets (see footnotes to the table set forth below). This aggregate difference represents the approximate analysis of the amount by which we believe we would record a gain if we sold those vessels or right of use assets, in the current environment, on industry standard terms, in cash transactions and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed (i) that the vessels would be sold at a price that reflects our estimate of their basic market values and (ii) for vessels that are under lease financing arrangements or are recorded as right of use assets under IFRS 16 - Leases, the carrying value of the vessel at the date indicated, would be the price at which we would purchase those vessels back from the lessor. Additionally, we have not obtained valuations for certain of our leased vessels that are accounted for as right of use assets under IFRS 16 - Leases, however we have included their carrying amounts in the table set forth below.
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

			Carrying value as of,
	Vessel Name	Year Built	December 31, 2022		December 31, 2021
1	STI Amber	2012	29.2	(1)	27.4
2	STI Topaz	2012	28.8	(1)	27.4
3	STI Ruby	2012	26.5	(1)	25.2
4	STI Garnet	2012	27.5	(1)	27.5
5	STI Onyx	2012	29.0	(1)	27.6
6	STI Fontvieille	2013	N/A	(3)	26.1
7	STI Ville	2013	24.7	(1)	26.5
8	STI Duchessa	2014	24.6	(1)	26.3
9	STI Wembley	2014	24.9	(1)	26.4
10	STI Opera	2014	24.5	(1)	26.3
11	STI Texas City	2014	29.2	(1)	30.8
12	STI Meraux	2014	29.0	(1)	30.6
13	STI San Antonio	2014	29.1	(1)	30.7
14	STI Venere	2014	26.7	(1)	28.3
15	STI Virtus	2014	27.1	(1)	28.6
16	STI Aqua	2014	27.3	(1)	28.9
17	STI Dama	2014	27.2	(1)	28.8
18	STI Benicia	2014	N/A	(3)	31.6
19	STI Regina	2014	27.4	(1)	29.0
20	STI St. Charles	2014	29.0	(1)	30.6
21	STI Yorkville	2014	27.8	(1)	29.4
22	STI Milwaukee	2014	32.0	(1)	32.4
23	STI Battery	2014	27.8	(1)	29.4
24	STI Brixton	2014	24.7	(1)	26.1
25	STI Comandante	2014	23.1	(1)	25.0
26	STI Pimlico	2014	24.6	(1)	26.1
27	STI Hackney	2014	24.6	(1)	26.1
28	STI Acton	2014	24.9	(1)	26.4
29	STI Fulham	2014	24.8	(1)	26.2
30	STI Camden	2014	24.8	(1)	26.2
31	STI Finchley	2014	25.0	(1)	26.4
32	STI Clapham	2014	25.3	(1)	26.8

33	STI Poplar	2014	25.3	(1)	26.7
34	STI Elysees	2014	41.7	(1)	43.9
35	STI Madison	2014	41.9	(1)	44.1
36	STI Park	2014	41.8	(1)	44.0
37	STI Orchard	2014	42.0	(1)	44.3
38	STI Sloane	2014	42.3	(1)	44.5
39	STI Broadway	2014	41.6	(1)	43.8
40	STI Condotti	2014	42.4	(1)	44.7
41	STI Battersea	2014	24.9	(1)	26.4
42	STI Memphis	2014	29.8	(1)	31.5
43	STI Mayfair	2014	28.1	(1)	29.7
44	STI Soho	2014	28.0	(1)	29.6
45	STI Tribeca	2015	28.5	(1)	30.1
46	STI Hammersmith	2015	25.5	(1)	27.0
47	STI Rotherhithe	2015	25.8	(1)	27.3
48	STI Rose	2015	47.0	(1)	49.6
49	STI Gramercy	2015	28.1	(1)	29.7
50	STI Veneto	2015	42.7	(1)	44.9
51	STI Alexis	2015	47.0	(1)	49.5
52	STI Bronx	2015	28.8	(1)	30.4
53	STI Pontiac	2015	32.1	(1)	32.7
54	STI Manhattan	2015	28.5	(1)	30.0
55	STI Winnie	2015	43.3	(1)	45.6
56	STI Oxford	2015	43.6	(1)	45.9
57	STI Queens	2015	28.8	(1)	30.3
58	STI Osceola	2015	32.5	(1)	32.4
59	STI Lauren	2015	43.4	(1)	45.6
60	STI Connaught	2015	43.3	(1)	45.4
61	STI Notting Hill	2015	31.6	(1)	33.4
62	STI Spiga	2015	46.6	(1)	49.0
63	STI Seneca	2015	32.5	(1)	33.1
64	STI Savile Row	2015	N/A	(3)	49.8
65	STI Westminster	2015	31.8	(1)	33.6
66	STI Brooklyn	2015	28.8	(1)	30.4
67	STI Kingsway	2015	47.9	(1)	50.4
68	STI Lombard	2015	48.3	(1)	50.8
69	STI Carnaby	2015	N/A	(3)	50.5
70	STI Black Hawk	2015	31.2	(1)	33.0
71	STI Excel	2015	N/A	(3)	33.0
72	STI Solidarity	2015	36.9	(1)	38.8
73	STI Grace	2016	43.6	(1)	45.8
74	STI Jermyn	2016	44.5	(1)	46.6
75	STI Excelsior	2016	N/A	(3)	34.1
76	STI Expedite	2016	N/A	(3)	34.0
77	STI Exceed	2016	N/A	(3)	34.1
78	STI Executive	2016	N/A	(3)	36.7
79	STI Excellence	2016	N/A	(3)	36.8

80	STI Experience	2016	N/A	(3)	34.7
81	STI Express	2016	N/A	(3)	37.1
82	STI Precision	2016	N/A	(3)	37.8
83	STI Prestige	2016	N/A	(3)	37.5
84	STI Pride	2016	N/A	(3)	37.5
85	STI Providence	2016	N/A	(3)	37.4
86	STI Sanctity	2016	38.5	(1)	40.4
87	STI Solace	2016	38.4	(1)	40.2
88	STI Stability	2016	38.8	(1)	40.7
89	STI Steadfast	2016	38.6	(1)	40.5
90	STI Supreme	2016	40.8	(1)	38.6
91	STI Symphony	2016	38.3	(1)	40.1
92	STI Gallantry	2016	38.2	(1)	40.1
93	STI Goal	2016	38.2	(1)	39.8
94	STI Nautilus	2016	N/A	(3)	39.6
95	STI Guard	2016	38.1	(1)	39.9
96	STI Guide	2016	38.3	(1)	39.7
97	STI Selatar	2017	45.6	(1)	46.4
98	STI Rambla	2017	46.4	(1)	47.2
99	STI Galata	2017	33.3	(1)	33.8
100	STI Bosphorus	2017	31.2	(1)	31.5
101	STI Leblon	2017	33.8	(1)	34.2
102	STI La Boca	2017	33.8	(1)	34.3
103	STI San Telmo	2017	33.1	(1)	32.8
104	STI Donald C Trauscht	2017	33.6	(1)	33.2
105	STI Gauntlet	2017	40.4	(1)	41.1
106	STI Gladiator	2017	40.6	(1)	41.1
107	STI Gratitude	2017	40.8	(1)	40.9
108	STI Esles II	2018	32.9	(1)	33.4
109	STI Jardins	2018	32.9	(1)	33.5
110	STI Magic	2019	33.9	(1)	35.5
111	STI Majestic	2019	N/A	(3)	35.5
112	STI Mystery	2019	33.9	(1)	35.5
113	STI Marvel	2019	33.9	(1)	35.5
114	STI Magnetic	2019	33.9	(1)	35.5
115	STI Millennia	2019	33.9	(1)	35.5
116	STI Magister	2019	34.0	(1)	35.5
117	STI Mythic	2019	34.0	(1)	35.6
118	STI Marshall	2019	34.0	(1)	35.6
119	STI Modest	2019	34.0	(1)	35.6
120	STI Maverick	2019	34.4	(1)	36.0
121	STI Lobelia	2019	47.8	(1)	49.9
122	STI Lotus	2019	47.8	(1)	49.9
123	STI Lily	2019	47.8	(1)	49.9
124	STI Lavender	2019	47.9	(1)	49.9
125	STI Miracle	2020	35.0	(1)	36.6
126	STI Maestro	2020	34.9	(1)	36.5

127	STI Mighty	2020	35.2	(1)	36.8
128	STI Maximus	2020	36.3	(1)	38.0
129	STI Le Rocher	2013	6.1	(2)	9.1
130	STI Larvotto	2013	6.1	(2)	9.1
131	STI Beryl	2013	6.2	(2)	9.5

			$3,779.1		$4,606.1
(1)    As of December 31, 2022, the basic charter-free market value is higher than each vessel’s carrying value. We believe that the aggregate carrying value of these vessels was lower than their aggregate basic charter-free market value by approximately $1.2 billion.
(2)    This vessel is a leased vessel that is being accounted for as a right of use asset under IFRS 16 - Leases. Accordingly, the carrying value reflects the present value of the minimum lease payments plus initial direct costs at the commencement date of the lease less straight-line depreciation over the life of the lease. Independent valuations were not obtained for these vessels, however, they were included as part of our impairment testing as described above.
(3)    These vessels were sold during the year ended December 31, 2022.
Material Cash Requirements
The following table sets forth our material cash requirements as of December 31, 2022:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Principal obligations under secured credit facilities (1)	$31,993	$175,055	$22,647	$—
Principal obligations under sale and leaseback liabilities (1)	273,639	222,647	340,643	323,441
Principal obligations under IFRS 16 - lease liabilities (1)	53,548	93,597	288,635	61,298
Estimated interest payments on secured bank loans (2)	16,474	18,470	235	—
Estimated interest payments on sale and leaseback liabilities (2)	82,088	116,890	73,762	35,517
Estimated interest payments on IFRS 16 - lease liabilities (2)	40,824	59,388	40,228	1,560
Technical management fees (3)	13,933	—	—	—
Commercial management fees (4)	20,195	—	—	—
Ballast Water Treatment System purchase commitments (5)	194	—	—	—
Exhaust Gas Cleaning System purchase commitments (6)	11,881	1,526	—	—
Senior unsecured notes (7)	—	70,571	—	—
Senior unsecured notes - estimated interest payments (8)	4,940	7,410	—	—
Total	$549,709	$765,554	$766,150	$421,816

(1)Represents principal and maturity payments due on our secured credit facilities, sale and leaseback liabilities and IFRS 16 - lease liabilities which are described in Note 6 and Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F. These payments are based on amounts outstanding as of December 31, 2022.
(2)Represents estimated interest payments on our secured credit facilities, sale and leaseback liabilities and IFRS 16 - lease liabilities. These payments were estimated by taking into consideration: (i) the margin on each financing arrangement and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of December 31, 2022.

The forward curve was calculated as follows as of December 31, 2022:

Year 1	5.12%
Year 2	4.23%
Year 3	3.51%
Year 4	3.55%	(A)
Year 5	3.34%
Year 6	3.52%	(A)
Year 7	3.42%
Year 8	3.54%	(A)
Year 9	3.57%	(A)
Year 10	3.52%

(A)Third party published interest swap rates were unavailable. As such, we interpolated these rates using the averages of the years in which swap rates were published.
Interest was then estimated using the rates mentioned above multiplied by the amounts outstanding under our various financing arrangements using the balance as of December 31, 2022 and taking into consideration the scheduled amortization of such arrangements going forward until their respective maturities. As of December 31, 2022, the weighted-average margin on our variable rate financing was (i) 2.49% on our secured credit facilities, (ii) 3.63% on our sale and leaseback liabilities, and (iii) 3.50% on our IFRS 16 - lease liabilities. Additionally, the following sale and leaseback liabilities and IFRS 16 - lease liabilities do not have a variable interest component: BCFL Lease Financing (MRs); the scrubber portion of BCFL Lease Financing (LR2s); and IFRS 16 - Leases - 3 MR. Accordingly, the interest portion of these liabilities are calculated using the implied interest rate in these agreements.
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
(4)We pay our commercial manager, SCM, $250 per vessel per day for LR2 vessels, $300 per vessel per day for LR1 vessels, $325 per vessel per day for MR and Handymax vessels plus a 1.50% commission on gross revenue for vessels that are in one of the Scorpio Pools. When the vessels are not in the pools, SCM charges fees of $250 per vessel per day for LR1 and LR2 vessels, $300 per vessel per day for Handymax and MR vessels plus a 1.25% commission on gross revenue.
These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.
(5)Represents obligations as of December 31, 2022 under our agreements to purchase ballast water treatment systems as described in the section above entitled "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Capital Expenditures". These amounts exclude installation costs and are subject to change as installation times are finalized.
(6)Represents obligations as of December 31, 2022 under our agreement to purchase exhaust gas cleaning systems ("scrubbers") as described in the section above entitled "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Capital Expenditures". These amounts exclude installation costs and are subject to change as installation times are finalized.
(7)    Represents the principal due at maturity on our Senior Notes Due 2025 as of December 31, 2022.
(8)    Represents estimated coupon interest payments on our Senior Notes Due 2025 as of December 31, 2022. The Senior Notes Due 2025 bear interest at a coupon rate of 7.00% per annum and mature in June 2025.
Off-Balance Sheet Arrangements

As of December 31, 2022, we were committed to purchasing scrubbers and ballast water treatment systems.
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
D. Trend Information
See "Item 4. Information on the Company - B. Business Overview - The International Oil Tanker Shipping Industry."
E. Critical Accounting Estimates
Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 1 to our consolidated financial statements, which are included elsewhere in this Annual Report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers as of the date of this annual report. Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. The terms of our Class I directors expire at the 2023 annual meeting of shareholders, the terms of our Class II directors expire at the 2024 annual meeting of shareholders, and the terms of our Class III directors expire at the 2025 annual meeting of shareholders. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., 9, Boulevard Charles III, Monaco 98000.
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

Name	Age	Position
Emanuele A. Lauro	44	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	62	President and Class II Director
Cameron Mackey	54	Chief Operating Officer and Class III Director
Brian Lee	56	Chief Financial Officer
Filippo Lauro	46	Vice President
Auste Vizbaraite	33	Secretary
Alexandre Albertini	46	Class III Director
Ademaro Lanzara	80	Class I Director
Marianne Økland	60	Class III Director
Jose Tarruella	51	Class II Director
Reidar Brekke	61	Class II Director
Merrick Rayner	67	Class I Director
Sujata Parekh Kumar*	63	Class III Director
Biographical information concerning the directors and executive officers listed above is set forth below.
*Appointed to the Board of Directors in March 2023.

Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company's founder, has served as Chairman and Chief Executive Officer since the closing of our initial public offering in April 2010. He also co-founded and serves as Chairman and Chief Executive Officer of Eneti Inc. (NYSE: NETI), which was formed in 2013. Mr. Emanuele Lauro also served as director and Chief Executive Officer of Hermitage Offshore Services Ltd. between 2018 and 2021. Mr. Emanuele Lauro joined Scorpio in 2003 and has continued to serve there in a senior management position since 2004. Under his leadership, Scorpio has grown from an owner of three vessels in 2003 to become a leading operator and manager of more than 175 vessels in 2022. Over the course of the last several years, Mr. Emanuele Lauro has founded and developed all of the Scorpio Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. He is the President of the Monaco Chamber of Shipping and is also a member of the Advisory Board of Fordham University. In addition, Mr. Emanuele Lauro served as director of the Standard Club from May 2013 to January 2019. He has a degree in international business from the European Business School, London. Mr. Emanuele Lauro is the brother of our Vice President, Mr. Filippo Lauro.
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
Cameron Mackey, Chief Operating Officer and Director
Cameron Mackey has served as the Company's Chief Operating Officer since the closing of our initial public offering in April 2010 and as a Director since May 2013. Mr. Mackey also serves as Chief Operating Officer of Eneti Inc. since July 2013. He also served as Chief Operating Officer of Hermitage Offshore Services Ltd. between 2018 and 2021 and as a director between 2019 and 2021. He joined Scorpio in March 2009, where he continues to serve in a senior management position. Prior to joining Scorpio, Mr. Mackey was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. Mr. Mackey has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
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

Auste Vizbaraite, Secretary
Auste Vizbaraite has served as our Secretary since January 12, 2023. Ms. Vizbaraite also serves as secretary of Eneti Inc. and other companies within Scorpio. After several years of experience in the maritime industry, she joined Scorpio in 2018 and has since been working within Scorpio’s legal department, focusing on implementing and developing Know Your Counterparty and sanctions compliance procedures for both the Company and Eneti Inc.. Ms. Vizbaraite is a member of International Compliance Association since 2019, where she has completed several qualifications in business compliance. She has also completed courses with Corporate Governance Institute, focusing on corporate governance.  Ms. Vizbaraite has also been representing Scorpio Tankers Inc,. in Maritime Anti-Corruption Network since 2020.
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
Marianne Økland, Director
Marianne Økland has served on the Company's Board of Directors since April 2013. She is also an independent director on the Professional Welsh Rugby Board responsible for the Welsh national teams and the four professional regional teams and was a non-executive director and Chair of the Audit Committee at Hermitage Offshore Services Ltd. Between 2010 and 2019, she held various non-executive director positions at IDFC Limited, IDFC Alternatives (India), Islandsbanki (Iceland), the National Bank of Greece and NLB (Slovenia). She was also a member of the Audit Committee of the National Bank of Greece, and the Chair of the Audit Committee of each of IDFC Limited and NLB (Slovenia). In addition, Ms. Økland served as Managing Director of Avista Partners, a London based consultancy company that provides advisory services and raises capital, from 2009 to 2018. Between 1993 and 2008, she held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring. Ms. Økland has led many transactions for large Nordic banks and insurance companies and worked on some of the most significant mergers and acquisitions in these sectors. Between 1988 and 1993, she headed European operations of Marsoft, a Boston, Oslo and a London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments. Ms. Økland holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.
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
Sujata Parekh Kumar, Director
Ms. Kumar has served on our Board of Directors since March 2023. Ms. Kumar has over 40 years of experience in entrepreneurship and industry across a number of sectors including logistics, financial services, insurance and shipping. From 2014 until 2021, Ms. Kumar served as Joint Managing Director of United Shippers Limited, one of the largest barge fleet owners and operators in India that offered marine logistics for bulk cargo in India and Sri Lanka. She is a director of Parekh Integrated Services Pvt. Ltd, one of India’s largest healthcare logistics providers with a pan-India footprint. She began her career in financial services and is a director of a corporate entity that has a seat on the National Stock Exchange of India and the Bombay Stock Exchange. Ms. Kumar is also the founder of an insurance brokerage company licensed by the Insurance Regulatory and Development Authority of India. She has an MBA from Fairleigh Dickinson University, New Jersey, USA.

B. Compensation
We paid an aggregate compensation of $46.4 million, $23.0 million and $33.2 million to our senior executive officers in 2022, 2021, and 2020, respectively. Executive management remuneration was as follows during these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2022	2021	2020
Short-term employee benefits (salaries)	$32,663	$5,488	$10,989
Share-based compensation (1)	13,777	17,476	22,217
Total	$46,440	$22,964	$33,206

(1)Represents the amortization of restricted stock issued under our equity incentive plans. See Note 14 to our Consolidated Financial Statements included herein for further description.
Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus an additional fee of $10,000 for each committee on which a director serves plus an additional fee of $25,000 for each committee for which a director serves as Chairman, per year, plus an additional fee of $35,000 to the lead independent director, per year, plus $2,000 for each meeting, plus reimbursements for actual expenses incurred while acting in their capacity as a director. During each of the years ended December 31, 2022 and 2021, we paid aggregate cash compensation of $0.9 million and $0.9 million to our directors, respectively. Our officers and directors are also eligible to receive awards under our equity incentive plan which is described below under “—2013 Equity Incentive Plan.”
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
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 500,000 common shares for issuance under the 2013 Equity Incentive Plan which was increased by an aggregate of 5,094,277 common shares through December 31, 2019 and subsequently revised as follows:
The following is the reloading of additional common shares in 2020 and 2021 under the 2013 Equity Incentive Plan. There were no additional shares reloaded during 2022.

	Date of Reload	Common Shares Reserved	Par Value
1	June 2020	362,766	$0.01 per share
2	December 2020	367,603	$0.01 per share
3	June 2021	386,883	$0.01 per share
4	October 2021	693,864	$0.01 per share
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
The following paragraphs summarize our grants of restricted stock during the years ended December 31, 2022, 2021, and 2020. The vesting periods of these grants are determined by the plan administrator and generally range from one to five years. Additionally, vesting of these grants is generally subject to a grantee's continued employment with the Company through the vesting date unless the grantee is terminated without cause or due to the grantee's death or disability.
In January 2020, we issued 469,680 shares of restricted stock to certain of our employees for no cash consideration. The share price on the issuance date was $36.73 per share. The vesting schedule for these restricted shares is (i) one-third of the shares vested on September 8, 2022, (ii) one-third of the shares vest on September 7, 2023, and (iii) one-third of the shares vest on September 5, 2024.
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
In December 2020, we issued 90,000 shares of restricted stock to our independent directors and 3,000 to an SSH employee for no cash consideration. The share price on the issuance date was $11.36 per share. The vesting schedule of the restricted stock issued to independent directors is (i) one-third of the shares vested on December 3, 2021, (ii) one-third of the shares vested on December 2, 2022, and (iii) one-third of the shares vest on December 1, 2023. The vesting schedule of restricted stock issued to the SSH employee is (i) one-third of the shares vest on June 5, 2023, (ii) one-third of the shares vest on June 4, 2024, and (iii) one-third of the shares vest on June 4, 2025.
In April 2021, we issued 276,369 shares of restricted stock to certain of our employees for no cash consideration. The share price on the issuance date was $18.38 per share. The vesting schedule for these restricted shares is (i) one-third of the shares vest on March 1, 2024, (ii) one-third of the shares vest on March 3, 2025, and (iii) one-third of the shares vest on March 2, 2026.
In April and May 2022, we issued an aggregate of 1,047,997 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuances dates was $21.33 and $26.11 per share, respectively. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vest on September 3, 2024, (ii) one-third of the shares vest on September 2, 2025, and (iii) one-third of the shares vest on September 1, 2026. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vested on December 1, 2022, (ii) one-third of the shares vest on December 1, 2023, and (iii) one-third of the shares vest on December 1, 2024.

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
C. Board Practices
Our Board of Directors currently consists of 10 directors, seven of whom have been determined by our Board of Directors to be independent under the rules of the NYSE and the rules and regulations of the SEC. Our Board of Directors has an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee and a Regulatory and Compliance Committee, each of which is comprised of certain of our independent directors, who are Messrs. Alexandre Albertini, Ademaro Lanzara, Jose Tarruella, Reidar Brekke, Mrs. Marianne Økland, Mr. Merrick Rayner, and Ms. Sujata Parekh Kumar. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of Scorpio that our board believes may present potential conflicts of interests between us and Scorpio. The Nominating and Corporate Governance Committee is responsible for recommending to the Board of Directors nominees for director appointments and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. The Regulatory and Compliance Committee oversees our operations to minimize environmental impact by the constant monitoring and measuring of progress of our vessels. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.
D. Employees
As of December 31, 2022 and 2021, we had 24 and 26 shore-based employees, respectively. SSM and SCM were responsible for our commercial and technical management.
E. Share Ownership
The following table sets forth information regarding the share ownership of our common stock as of March 23, 2023 by our directors and executive officers, including the restricted shares issued to our executive officers and to our independent directors as well as distributions of dividends from Eneti, a related party, and shares purchased in the open market.

Name	No. of Shares	% Owned (5)
Emanuele A. Lauro (1)	713,593	1.21%
Robert Bugbee (2)	1,005,511	1.70%
Cameron Mackey (3)	740,341	1.25%
Brian M. Lee (4)	734,067	1.24%
All other executive officers and directors individually	*	*

(1)Includes 469,371 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(2)Includes 469,371 unvested shares of restricted stock from the 2013 Equity Incentive Plan.

(3)Includes 333,780 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(4)Includes 243,782 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(5)Based on 59,036,376 common shares outstanding as of March 23, 2023.
* The remaining executive officers and directors individually each own less than 1% of our outstanding shares of common stock.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Nothing to report

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A. Major shareholders.
The following table sets forth information regarding beneficial ownership of our common stock for owners of more than five percent of our common stock, of which we are aware as of March 23, 2023.

Name	No. of Shares		% Owned (2)
Scorpio Holdings Limited	3,706,735	(1)	6.3%
Dimensional Fund Advisors LP	3,302,321	(2)	5.6%
 (1)     This information is derived from a Schedule 13D/A filed with the SEC on December 23, 2020 and other information made available to the Company.
(2)     This information is derived from a Schedule 13G filed with the SEC on February 10, 2023.
(3)    Based on 59,036,376 common shares outstanding as of March 23, 2023.
As of March 23, 2023, we had 174 shareholders of record, 48 of which were located in the United States and held an aggregate of 57,781,647 shares of our common stock, representing 97.34% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 56,351,635 shares of our common stock, as of that date.
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
Tanker pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers. When we employ a vessel in the spot charter market, we generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. The earnings allocated to vessels (charterhire expense for the pool) are aggregated and divided on the basis of a weighted scale, or Pool Points, which reflect comparative voyage results on hypothetical benchmark routes. The Pool Point system generally favors those vessels with greater cargo-carrying capacity and those with better fuel consumption. Pool Points are also awarded to vessels capable of carrying clean products and to vessels capable of trading in certain ice conditions. We currently participate in, or have participated in four pools: the Scorpio LR2 Pool, the Scorpio LR1 Pool, the Scorpio MR Pool, and the Scorpio Handymax Tanker Pool.
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
Our Relationship with Scorpio and its Affiliates
Scorpio is owned and controlled by the Lolli-Ghetti family, of which Messrs. Emanuele Lauro and Filippo Lauro are members. Annalisa Lolli-Ghetti is majority owner of Scorpio (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 6.3% of our common shares. We are not affiliated with any other entities in the shipping industry other than those that are members of Scorpio.
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
Our Board of Directors consists of ten individuals, seven of whom are independent directors. Three of the independent directors form the board’s Audit Committee and, pursuant to the Audit Committee charter, are required to review all potential conflicts of interest between us and related parties, including Scorpio. Our three non-independent directors and all of our executive officers serve in senior management positions in certain other companies within Scorpio.

Transactions with Related Parties
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the consolidated statements of income and balance sheet are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2022	2021	2020
Pool revenue(1)
Scorpio MR Pool Limited	$639,743	$256,874	$340,937
Scorpio LR2 Pool Limited	456,002	180,912	369,476
Scorpio Handymax Tanker Pool Limited	79,636	50,143	105,355
Scorpio LR1 Pool Limited	11,196	47,053	87,028
Voyage revenue(2)	5,657	—	2,334
Time charter-out revenue (3)	2,358	—	—
Voyage expenses(4)	(9,194)	(1,461)	(3,507)
Vessel operating costs(5)	(33,084)	(35,427)	(33,896)
Administrative expenses(6)	(13,175)	(13,557)	(13,876)

Purchases of bunkers(7)	(45,957)	(2,561)	(3,556)
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
(3)These transactions relate to revenue earned for certain vessels on time charter, which have been time chartered out through SSH to the end customer.
(4)Related party expenditures included within voyage expenses in the consolidated statements of income or loss consist of the following:
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
•Voyage expenses also consist of $2.4 million, $19,175 and $4,925 charged by related party port agents during the years ended December 31, 2022, 2021 and 2020. SSH has a majority equity interest in port agents that provide supply and logistical services for vessels operating in the regions.
(5)Related party expenditures included within vessel operating costs in the consolidated statements of income or loss consist of the following:
•Technical management fees of $29.8 million, $32.7 million, and $31.9 million charged by SSM, a related party, during the years ended December 31, 2022, 2021 and 2020 respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $141.2 million, $152.0 million, and $146.0 million during the years ended December 31, 2022, 2021, and 2020 respectively. SSM's annual technical management fee is a fixed fee of $175,000 per vessel plus certain itemized expenses pursuant to the technical management agreement.

•Vessel operating expenses of $3.3 million, $2.7 million, and $2.0 million charged by a related party port agent during the years ended December 31, 2022, 2021 and 2020, respectively.
(6)We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH also administers the payroll for certain of our employees. SSH is a related party to us. The services provided to us by SSH may be sub-contracted to other entities within Scorpio. The expenses incurred under this agreement were recorded in general and administrative expenses in the consolidated statement of income or loss and were as follows:
•The expense for the year ended December 31, 2022 of $13.2 million included (i) administrative fees of $11.0 million charged by SSH, (ii) restricted stock amortization of $2.0 million, which relates to the issuance of an aggregate of 493,300 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $81,762 to SSH and $36,869 to SCM.
•The expense for the year ended December 31, 2021 of $13.6 million included (i) administrative fees of $12.2 million charged by SSH, (ii) restricted stock amortization of $1.3 million, which relates to the issuance of an aggregate of 315,950 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $51,962 to SSH and $14,726 to SCM.
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
(7)These amounts represent bunkers purchased from a related party which, for vessels operating in the spot market, are initially recorded as part of inventory on the balance sheet prior to being consumed.
We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2022	2021
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$236,389	$36,216
Prepaid expenses (SSM) (2)	5,450	3,426
Accounts receivable (SSH)	4,976	—
Prepaid expenses (related party port agent)	98	—
Prepaid expenses (SCM)	84	—
Other assets (pool working capital contributions) (3)	53,161	73,161
Liabilities:
Accounts payable and accrued expenses (owed to the Scorpio Pools)(4)	10,090	2,548
Accounts payable and accrued expenses (related party bunker supplier)	2,380	—
Accounts payable and accrued expenses (related party port agent)	955	674
Accounts payable and accrued expenses (SSM)	823	9,844
Accounts payable and accrued expenses (SCM)	540	25
Accounts payable and accrued expenses (SSH)	287	1,888
(1)Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of December 31, 2022 included $0.6 million of working capital contributions made on behalf of our vessels to the Scorpio Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:
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
(4)    Accounts payable and accrued expenses owned to the Scorpio Pools relate to expenses incurred by the Scorpio Pools on behalf of certain of our vessels.
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
During the year ended December 31, 2022, we sold 18 vessels, consisting of three LR2s, 12 LR1s and three MRs. Pursuant to the Revised Master Agreement with SCM and SSM, in the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of commercial and technical management fees would be due and payable upon the sales of these vessels.
Termination fees of $2.5 million and $1.4 million were paid to SCM and SSM respectively, during the year ended December 31, 2022 as a result of these sales.
SSH also owns a non-controlling 7.5% interest in the buyer of one of the MR product tankers. SSH also has an interest in the entity that bareboat chartered-in one of the MR product tankers that we sold in 2022. During 2022, we received an insurance claim of $1.7 million for certain repairs that this vessel required but were not yet undertaken. As part of the sale of this vessel, we forwarded these funds to SSH in August 2022.
In August 2022, we repurchased 1,293,661 of our common shares from Eneti Inc., a related party, for $38.65 per share.
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
For the years ended December 31, 2022, 2021 and 2020, we paid aggregate dividends to our shareholders in the amount of $23.3 million, $23.3 million and $23.3 million, respectively. We have paid the following dividends per share in respect of the periods set forth below:

Date Paid	Dividends per Share
March 13, 2020	$0.10
June 15, 2020	$0.10
September 29, 2020	$0.10
December 14, 2020	$0.10
March 15, 2021	$0.10
June 15, 2021	$0.10
September 29, 2021	$0.10
December 15, 2021	$0.10
March 15, 2022	$0.10
June 15, 2022	$0.10
September 15, 2022	$0.10
December 15, 2022	$0.10
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
Authorized capitalization
Under our Articles of Incorporation, we have authorized 175,000,000 registered shares, consisting of 150,000,000 common shares, par value $0.01 per share, of which 59,036,376 shares were issued and outstanding as of March 23, 2023 and 25,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.
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
Our Articles of Incorporation require our Board of Directors to consist of at least one member. Our Board of Directors consists of 10 members. Our Bylaws may be amended by the vote of a majority of our entire Board of Directors.
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
For our 2022 taxable tax year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.
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
We believe that we currently satisfy the Publicly-Traded Test and intend to take this position on our United States federal income tax return for the 2022 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.
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
I. Subsidiary Information
Not applicable.
J. Annual Report to Security Holders
We intend to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

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
Based on the floating rate debt at December 31, 2022 and 2021, a one-percentage point increase in the floating interest rate would increase interest expense by $18.1 million and $26.2 million per year, respectively. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of December 31,
In thousands of U.S. dollars	2023	2024 - 2025	2026- 2027	Thereafter
Principal payments floating rate debt (unhedged)	$332,566	$441,750	$651,925	$384,739
Principal payments fixed rate debt	26,614	120,120	—	—
Total principal payments on outstanding debt	$359,180	$561,870	$651,925	$384,739
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. We currently do not have any vessels employed on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $40.3 million and $46.9 million for the years ended December 31, 2022 and 2021, respectively.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
B. Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) and 15d-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2022 based on the provisions of Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, management determined that the Company’s internal controls over financial reporting were effective as of December 31, 2022 based on the criteria in Internal Control—Integrated Framework (2013) issued by COSO.
The effectiveness of the Company’s internal control over financial reporting, at December 31, 2022, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.
C. Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting, at December 31, 2022, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.
D. Changes in Internal Control Over Financial Reporting
There were no changes in internal control over financial reporting (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
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
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
(a) Audit Fees
Our principal accountant for fiscal years ended December 31, 2022 and 2021 was PricewaterhouseCoopers Audit and the audit fee for those periods was $745,400 and $683,400, respectively.
Our principal accountant, PricewaterhouseCoopers Audit, or its affiliates, provided additional services related to the reviews of our published interim financial results and related comfort letters, the 2021 Distribution Agreement to issue additional notes of our Senior Notes Due 2025, and the March 2022 F-3 Shelf Registration Statement. The aggregate fees for these services were $67,000 and $148,500 for the years ended December 31, 2022 and 2021, respectively.
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
(f) Audit Work Performed by Other Than Principal Accountant if Greater Than 50%
Not applicable.
ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum amount that may yet be expected on share repurchases under program
July	367,861	$29.18	367,861	$224,991,019	'(1)
August	1,293,661	$38.65	1,293,661	$174,991,019	'(2)
September	580,359	$41.63	580,359	$150,833,254
October	878,460	$40.67	878,460	$115,102,340
December	789,532	$51.61	789,532	$209,250,349	'(3)
(1) In May and July 2022, we repurchased $10.8 million and $1.5 million, respectively, in aggregate principal amount of our Convertible Notes Due 2025 in the open market for $12.6 million and $1.7 million, respectively under the 2020 $250 Million Securities Repurchase Program. These repurchases are not reflected separately in the table above but the remaining maximum amount was reduced by $14.3 million.
(2) In August 2022, we repurchased 1,293,661 of our common shares from Eneti Inc., a related party, for $38.65 per share.
(3) In October 2022, our Board of Directors authorized a new securities repurchase program (the "2022 $250 Million Securities Repurchase Program") to purchase up to an aggregate of $250 million of securities, which, in addition to our common shares, consisted of our Senior Notes Due 2025 (NYSE: SBBA), and Convertible Notes Due 2025 at the date of authorization. The previous 2020 $250 Million Securities Repurchase Program was terminated upon the authorization of the 2022 $250 Million Securities Repurchase Program.
We had $209.3 million remaining under our 2022 $250 Million Securities Repurchase Program as of December 31, 2022.
From January 1, 2023 through the February 15, 2023 we repurchased an aggregate of 1,891,303 of our common shares in the open market at an average price of $50.27 per share under this program.
2023 Securities Repurchase Program
On February 15, 2023, our Board of Directors authorized a new securities repurchase program (the "2023 Securities Repurchase Program") to purchase up to an aggregate of $250 million of our securities which, in addition to our common shares also currently consist of our Senior Unsecured Notes Due 2025. The aforementioned repurchases of common stock were executed under the previous securities repurchase program, which was terminated and any future repurchases of our securities will be made under the 2023 Securities Repurchase Program.
From February 16 through the date of this report, we have repurchased an aggregate of 332,659 of our common shares in the open market at an average price of $53.49 per share.
As of the date of this report, there is $232.2 million available under the 2023 Securities Repurchase Program. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
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
There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Marshall Islands law and our Bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2022 and through the date of this annual report, our non-management directors met in executive session three times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The financial information required by this Item is set forth beginning on page F-1 and is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated Bylaws of the Company (3)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (8)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (12)
2.1	Form of Stock Certificate (12)
2.2	Form of Senior Debt Securities Indenture (4)
2.3	Form of Subordinated Debt Securities Indenture (4)
2.4	Base Indenture, dated May 12, 2014, by and between the Company and Deutsche Bank Trust Company (7)
2.5	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act (14)
2.6	Indenture, dated May 14, 2018, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.00% Convertible Notes due 2022 (11)
2.7	Indenture, dated March 25, 2021, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 3.00% Convertible Notes due 2025 (14)
2.8	Fourth Supplemental Indenture, dated May 29 2020, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company's 7.00% Senior Notes due 2025 (13)
4.1	2013 Amended and Restated Equity Incentive Plan (6)
4.2	Administrative Services Agreement between the Company and Liberty Holding Company Ltd. (2)
4.2(a)	Deed of Amendment between the Company, SSH, SCM and SSM dated September 29, 2016 (9)
4.3	Master Agreement between the Company, SSM and SCM dated January 24, 2013 (5)
4.3(a)	Amended and Restated Master Agreement between the Company, SSM and SCM dated November 15, 2016 (9)
4.3(b)	Amended and Restated Master Agreement between the Company, SSM and SCM dated February 21, 2018 (10)
8.1	Subsidiaries of the Company
11.1	Code of Conduct and Ethics (10)
11.2	Whistleblower Policy (6)
11.3	Whistleblower Policy - Environmental (6)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Drewry Maritime Services (Asia) Pte Ltd.
15.3	Consent of Seward & Kissel LLP
101	Inline Interactive Data Files
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
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
Dated: March 24, 2023

Scorpio Tankers Inc.
(Registrant)

/s/ Emanuele Lauro
Emanuele Lauro
Chief Executive Officer

SCORPIO TANKERS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Scorpio Tankers Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Carrying Values of Vessels and Related Drydock Costs (including Right of Use Assets for Vessels)

As described in Notes 5 and 6, to the consolidated financial statements, as of December 31, 2022, the net book value of vessels and drydock costs was $3,089 million and the net book value of right of use assets for vessels was $690 million. As further described in Notes 1 and 7, management reviews the carrying amount of vessels and related drydock costs and right of use assets for vessels to determine whether there is any indication that those assets have suffered an impairment loss or, conversely, that a previously-recognized impairment loss should be reversed. If any indication of impairment exists (or, conversely, that a previously-recognized impairment loss either no longer exists or has decreased), the recoverable amount of the vessels and related drydock costs and right of use assets for vessels is estimated in order to determine the extent of the impairment loss (or, conversely, the extent of a reversal of a previously-recognized impairment loss). Recoverable amount is the higher of the fair value less selling costs and value in use. Management determines fair value less selling costs by considering independent ship brokers’ valuations. In estimating value in use, management estimates each vessel’s future cash flows, which are discounted to their present value. The discounted cash flow analysis requires management to develop estimates and assumptions related to forecasted vessel revenue, vessel operating expenses, drydock costs, utilization rate, remaining useful lives, residual values and discount rate. In the case of a reversal of a previously-recognized impairment loss, the amount of any reversal is limited to increasing the carrying amount such that it does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the cash generating unit in the prior years. Management treats each vessel and the related drydock costs as a cash generating unit. There was no impairment loss recognized for the year ended December 31, 2022. For the year ended December 31, 2022, a reversal of previously-recognized impairment loss was recorded for $12.7 million.

The principal considerations for our determination that performing procedures relating to carrying values of vessels and related drydock costs (including right of use assets for vessels) is a critical audit matter are the significant judgment by management when developing the value in use using the discounted cash flow technique. This in turn led to a high degree of auditor judgment in evaluating audit evidence obtained related to each vessel’s future cash flows and significant assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of vessels’ carrying amounts. These procedures also included, among others, testing management’s process for assessing if there is any indication that vessels carrying amounts have suffered an impairment loss (or, conversely, that a previously-recognized impairment loss no longer exists or has decreased); evaluating the appropriateness of the value in use model used by management; testing the completeness and accuracy of underlying data used in the model; evaluating the reasonableness of significant assumptions related to revenue growth and discount rate. Evaluating the reasonableness of management’s assumptions related to revenue growth and discount rate involved evaluating whether the assumptions used were reasonable considering (i) the current and past performance of the vessels, (ii) the consistency with external market and industry data and (iii) whether these significant assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the discount rate assumption. Our procedures also included recalculating the reversal amount of the previously-recognized impairment.

/s/ PricewaterhouseCoopers Audit

Neuilly-sur-Seine, France
March 24, 2023

We have served as the Company’s auditor since 2013.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2022 and 2021

		As of
In thousands of U.S. dollars	Notes	December 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	2	$376,870	$230,415
Accounts receivable	4	276,700	38,069
Prepaid expenses and other current assets	3	18,159	7,954
Inventories		15,620	8,781
Restricted cash	9	—	4,008
Total current assets		687,349	289,227
Non-current assets
Vessels and drydock	5	3,089,254	3,842,071
Right of use assets for vessels	6	689,826	764,025
Other assets	8	83,754	108,963
Goodwill	7	8,197	8,900
Restricted cash	9	783	783
Total non-current assets		3,871,814	4,724,742
Total assets		$4,559,163	$5,013,969
Current liabilities
Current portion of long-term bank debt and bonds	12	31,504	235,278
Sale and leaseback liability	12	269,145	178,062
IFRS 16 - lease liability	6	52,346	54,515
Accounts payable	10	28,748	35,080
Accrued expenses	11	91,508	24,906
Total current liabilities		473,251	527,841
Non-current liabilities
Long-term bank debt and bonds	12	264,106	666,409
Sale and leaseback liability	12	871,469	1,461,929
IFRS 16 - lease liability	6	443,529	520,862
Total non-current liabilities		1,579,104	2,649,200
Total liabilities		2,052,355	3,177,041
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 and 150,000,000 shares authorized; 61,262,838 and 58,369,516 outstanding shares as of December 31, 2022 and December 31, 2021, respectively.	14	727	659
Additional paid-in capital	14	3,049,732	2,855,798
Treasury shares	14	(641,545)	(480,172)
Retained earnings / (accumulated deficit)	14	97,894	(539,357)
Total shareholders’ equity		2,506,808	1,836,928
Total liabilities and shareholders’ equity		$4,559,163	$5,013,969
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2022, 2021 and 2020

		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	Notes	2022	2021	2020
Revenue
Vessel revenue	16	$1,562,873	$540,786	$915,892
Operating expenses
Vessel operating costs	17	(323,725)	(334,840)	(333,748)
Voyage expenses	16	(92,698)	(3,455)	(7,959)
Depreciation - owned or sale and leaseback vessels	5	(168,008)	(197,467)	(194,268)
Depreciation - right of use assets for vessels	6	(38,827)	(42,786)	(51,550)
Vessel (impairment) / reversal of previously recorded impairment	7	12,708	—	(14,207)
Impairment of goodwill	7	—	—	(2,639)
General and administrative expenses	18	(88,131)	(52,746)	(66,187)
Net loss on sales of vessels	5	(66,486)	—	—
Total operating expenses		(765,167)	(631,294)	(670,558)
Operating income / (loss)		797,706	(90,508)	245,334
Other (expense) and income, net
Financial expenses	19	(169,795)	(144,104)	(154,971)
Gain / (loss) on repurchase/exchange of convertible notes	12	481	(5,504)	1,013
Financial income		6,884	3,623	1,249
Other income		1,975	2,058	1,499
Total other expense, net		(160,455)	(143,927)	(151,210)
Net income / (loss)		$637,251	$(234,435)	$94,124
Attributable to:
Equity holders of the parent		$637,251	$(234,435)	$94,124
Earnings / (loss) per share
Basic	21	$11.49	$(4.28)	$1.72
Diluted	21	$10.34	$(4.28)	$1.67
Basic weighted average shares outstanding	21	55,455,277	54,718,709	54,665,898
Diluted weighted average shares outstanding	21	63,511,276	54,718,709	56,392,311

There are no items of other comprehensive income or loss
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2022, 2021 and 2020

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	(Accumulated deficit) / retained earnings	Total
Balance as of January 1, 2020	58,202,400	$646	$2,842,446	$(467,057)	$(399,046)	$1,976,989
Net income for the period	—	—	—	—	94,124	94,124
Issuance of restricted stock, net of forfeitures	923,680	9	(9)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	28,506	—	—	28,506
Dividends paid, $0.40 per share (1)	—	—	(23,302)	—	—	(23,302)
Net proceeds from issuance of common shares pursuant to at the market program	137,067	1	2,574	—	—	2,575
Purchase of treasury shares	(1,170,000)	—	—	(13,115)	—	(13,115)
Equity issuance costs	—	—	(9)	—	—	(9)
Balance as of December 31, 2020	58,093,147	$656	$2,850,206	$(480,172)	$(304,922)	$2,065,768

Net loss for the period	—	—	—	—	(234,435)	(234,435)
Equity component of issuance of Convertible Notes due 2025	—	—	7,502	—	—	7,502
Write off of equity portion of Convertible Notes due 2022	—	—	(1,518)	—	—	(1,518)
Issuance of restricted stock	276,369	3	(3)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	22,931	—	—	22,931
Dividends paid, $0.40 per share (1)	—	—	(23,320)	—	—	(23,320)
Balance as of December 31, 2021	58,369,516	$659	$2,855,798	$(480,172)	$(539,357)	$1,836,928

Net income for the period	—	—	—	—	637,251	637,251
Repurchase of Convertible Notes due 2025	—	—	(1,966)	—	—	(1,966)
Issuance of restricted stock, net of forfeitures	1,045,497	10	(11)	—	—	(1)
Conversion of Convertible Notes due 2025 to common shares	5,757,698	58	198,827	—	—	198,885
Amortization of restricted stock, net of forfeitures	—	—	20,397	—	—	20,397
Purchase of treasury shares	(3,909,873)	—	—	(161,373)	—	(161,373)
Dividends paid, $0.40 per share (1)	—	—	(23,313)	—	—	(23,313)
Balance as of December 31, 2022	61,262,838	$727	$3,049,732	$(641,545)	$97,894	$2,506,808
(1) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2022, 2021 and 2020

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2022	2021	2020
Operating activities
Net income / (loss)		$637,251	$(234,435)	$94,124
Depreciation - owned or sale and leaseback vessels	5	168,008	197,467	194,268
Depreciation - right of use assets	6	38,827	42,786	51,550
Amortization of restricted stock	14	20,397	22,931	28,506
(Reversal of previously recorded impairment) / impairment of goodwill and vessels	7	(12,708)	—	16,846
Amortization of deferred financing fees	12	6,385	7,570	6,657
Non-cash debt extinguishment costs	12	6,604	3,604	2,025
Accretion of Convertible Notes	12	12,718	13,265	8,413
Net loss on sales of vessels	5	66,486	—	—
Gain on sale and leaseback amendment	12	—	(2,851)	—
Accretion of fair value measurement on debt assumed in business combinations	12	2,106	3,682	3,422
(Gain) / loss on repurchase / exchange of Convertible Notes	12	(481)	5,504	(1,013)
Share of income from dual fuel tanker joint venture		(679)	(560)	—
		944,914	58,963	404,798
Changes in assets and liabilities:
(Increase) / decrease in inventories		(7,522)	480	(615)
(Increase) / decrease in accounts receivable		(238,631)	(5,052)	19,957
(Increase) / decrease in prepaid expenses and other current assets		(10,205)	4,476	1,424
Decrease / (increase) in other assets		19,492	(601)	856
(Decrease) / increase in accounts payable		(4,482)	20,716	(5,094)
Increase / (decrease) in accrued expenses		65,767	(5,682)	(1,945)
		(175,581)	14,337	14,583
Net cash inflow from operating activities		769,333	73,300	419,381
Investing activities
Net proceeds from disposal of vessels		607,693	—	—
Investment in dual fuel tanker joint venture		(1,750)	(6,701)	—
Distributions from dual fuel tanker joint venture		493	1,525	—
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, sale leaseback and bareboat-in vessels)		(34,480)	(47,102)	(174,477)
Net cash inflow / (outflow) from investing activities		571,956	(52,278)	(174,477)
Financing activities
Debt repayments		(971,622)	(650,927)	(800,072)
Issuance of debt		122,638	650,804	705,390
Debt issuance costs		(1,702)	(17,820)	(13,523)
Principal repayments on IFRS 16 lease liabilities		(79,502)	(56,729)	(77,913)
Issuance of convertible notes		—	119,419	—
Decrease in restricted cash		4,008	502	7,001
Repurchase / repayment of convertible notes		(83,968)	—	(46,737)
Gross proceeds from issuance of common stock		—	—	2,601
Equity issuance costs		—	(47)	(26)
Dividends paid		(23,313)	(23,320)	(23,302)

Repurchase of common stock	(161,373)	—	(13,115)
Net cash (outflow) / inflow from financing activities	(1,194,834)	21,882	(259,696)
Increase / (decrease) in cash and cash equivalents	146,455	42,904	(14,792)
Cash and cash equivalents at January 1,	230,415	187,511	202,303
Cash and cash equivalents at December 31,	$376,870	$230,415	$187,511
Supplemental information:
Interest paid (which includes $0.2 million, $0.2 million and $1.4 million of interest capitalized during the years ended December 31, 2022, 2021 and 2020, respectively)	$134,921	$114,671	$132,329
Additionally, we completed the following non-cash transactions during the years ended December 31, 2022, 2021 and 2020:
•In December 2022, all of the holders of our 3.00% Convertible Notes due 2025 (the "Convertible Notes Due 2025") converted their notes into an aggregate of 5,757,698 of our common shares. The principal balance of these notes was $205.1 million upon conversion, which included the principal that had accreted since issuance. This transaction is described in Note 12.
•The March 2021 and June 2021 exchange of approximately $62.1 million and $19.4 million, respectively, in aggregate principal amount of Convertible Notes Due 2022 for approximately $62.1 million and $19.4 million, respectively in aggregate principal amount of new Convertible Notes Due 2025 pursuant to separate, privately negotiated, agreements with certain holders of the Convertible Notes Due 2022, which we refer to as the 2021 Convertible Notes Exchanges. These transactions are described in Note 12.
•The 2020 deliveries of four MR tankers, whose leasehold interests were acquired as part of the Trafigura Transaction (defined in Note 6), which included the assumption of obligations under bareboat charter-in agreements of $138.8 million (whose obligations are recorded as part of the Company's IFRS 16 - $670 Million lease financing). This transaction is described in Note 6.
These transactions represent the significant non-cash transactions incurred during the years ended December 31, 2022, 2021 and 2020.
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
Our fleet as of December 31, 2022 consisted of 113 owned, sale and leaseback, or bareboat chartered-in product tankers (14 Handymax, 60 MR and 39 LR2).
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
Basis of accounting
The consolidated financial statements incorporate the financial statements of Scorpio Tankers Inc. and its subsidiaries. The consolidated financial statements have been presented in United States dollars, or USD or $, which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries, and have been authorized for issue by the Board of Directors on March 23, 2023. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.
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
Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including, but not limited to, debt service and lease financing obligations) for a period of at least twelve months from the date of approval of these consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
We recorded all time high revenue and net income during the year ended December 31, 2022 as a result of favorable market conditions that began in March 2022 and which continue through the date of the issuance of these financial statements. The cash flows generated from operations have been, and continue to be, utilized to repay our outstanding debt and lease obligations.
During 2023, and in addition to our regularly scheduled debt and lease repayments, we also committed to the following:

•The exercise of the purchase options on two MR product tankers (STI Brooklyn and STI Ville) and two LR2 product tankers (STI Rose and STI Rambla) under our AVIC Lease Financing. These purchases closed in January 2023 resulting in a reduction of the related lease liability of $77.8 million.
•The exercise of the purchase options on three LR2 product tankers (STI Sanctity, STI Steadfast and STI Supreme) that are financed under our Ocean Yield sale and leaseback arrangement. The purchase of STI Sanctity closed in March 2023 for $27.8 million and the remaining purchases are expected to occur in the second and third quarters of 2023 and result in an aggregate reduction of the related lease liability of $55.6 million.
•The exercise of the purchase options on STI Grace and STI Jermyn which are financed under the 2021 CSSC Lease Financing. These purchases are expected to occur in May 2023 and the aggregate outstanding indebtedness on these vessels is expected to be $46.9 million at the date of purchase.
•The exercise of the purchase options on STI Lavender, STI Magnetic, STI Marshall and STI Miracle which are financed under the IFRS 16 - Leases - $670.0 Million lease financing. These purchases are expected to occur in May 2023 and the aggregate outstanding indebtedness on these vessels is expected to be $102.9 million at the date of purchase.
We do not have any other debt or leasing financing arrangements that are scheduled to mature or expire within twelve months from the date of these financial statements.
While we believe our current financial position is adequate to address these cash outflows, a deterioration in economic conditions could cause us to breach the covenants under our financing arrangements and could have a material adverse effect on our business, results of operations, cash flows and financial condition. These circumstances could cause us to seek covenant waivers from our lenders and to pursue other means to raise liquidity, such as through the sale of vessels or in the capital markets, to meet our obligations.
Significant Accounting Policies
The following is a discussion of our significant accounting policies that were in effect during the years ended December 31, 2022, 2021, and 2020.
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
Vessel operating costs
Vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lubricating oil consumption, communication expenses, and technical management fees, are expensed as incurred for vessels that are owned, lease financed or bareboat chartered-in.

Earnings / (Loss) per share
Basic earnings / (loss) per share is calculated by dividing net income / (loss) attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted earnings / (loss) per share is calculated by adjusting the net income / (loss) attributable to equity holders of the parent and the weighted average number of common shares used for calculating basic income / (loss) per share for the effects of all potentially dilutive shares (including restricted stock awards). Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.
In the years ended December 31, 2022, 2021 and 2020, there were potentially dilutive items as a result of our (i) 2013 Equity Incentive Plan (as defined in Note 14), (ii) our Convertible Notes due 2022, and (iii) our Convertible Notes due 2025 (both of which are described in Note 12).
We applied the if-converted method when determining diluted earnings / (loss) per share. This requires the assumption that all potential ordinary shares with respect to our Convertible Notes due 2022 and Convertible Notes due 2025 have been converted into ordinary shares at the beginning of the period or, if not in existence at the beginning of the period, the date of the issue of the financial instrument or the granting of the rights by which they are granted. Under this method, once potential ordinary shares are converted into ordinary shares during the period, the dividends, interest and other expense associated with those potential ordinary shares will no longer be incurred. The effect of conversion, therefore, is to increase income (or reduce losses) attributable to ordinary equity holders as well as the number of shares in issue. Conversion will not be assumed for purposes of computing diluted earnings per share if the effect would be anti-dilutive.
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
IFRS 16 - Leases amended the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet as right-of-use assets and corresponding lease liabilities, unless the term of the lease is 12 months or less. As of December 31, 2022, we had 21 bareboat chartered-in vessels which are being accounted for under IFRS 16, Leases as right of use assets and related lease liabilities. Under IFRS 16, there is no charterhire expense for these vessels as the right of use assets are depreciated on a straight-line basis (through depreciation expense) over the lease term, and the lease liability is amortized over that same period (with a portion of each payment allocated to principal and a portion allocated to interest expense).
Foreign currencies
The individual financial statements of Scorpio Tankers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in U.S. dollars.
In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are translated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statements of income or loss. The amounts charged to the consolidated statements of income or loss during the years ended December 31, 2022, 2021 and 2020 were not significant.
Segment reporting
During the years ended December 31, 2022, 2021 and 2020, we owned, lease financed, or chartered-in vessels spanning four different vessel classes, Handymax, MR, LR1 and LR2, all of which earned revenues in the seaborne transportation of refined petroleum products in the international shipping markets. Each vessel within these segments also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria pursuant to IFRS 8 - Operating Segments. We have therefore chosen to present our segment information by vessel class using the aggregated information from the individual vessels.
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
Depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from the date of delivery. We estimate the useful lives of our vessels to be 25 years. Vessels under construction are not depreciated until such time as they are ready for use. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four-year average scrap market rates available at the balance sheet date with changes accounted for in the period of change and in future periods.
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
During the years ended December 31, 2022, 2021, and 2020, we made investments in exhaust gas cleaning systems, or scrubbers, and ballast water treatment systems, or BWTS. The costs of these systems is primarily being depreciated over the estimated remaining useful life of each vessel, which is our estimate of the useful life of this equipment based on experience with such systems. Additionally, for a newly installed scrubber, a notional component is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that we will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs will be recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date.
Impairment of goodwill
Goodwill arising from our 2017 acquisition of Navig8 Product Tankers Inc. was allocated to the cash generating units within each of the respective reportable segments that were expected to benefit from the synergies of the merger (LR2s and LR1s). Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units within the reportable segment, plus the allocated goodwill, to their recoverable amounts.
If there are impairment triggering events, the recoverable amount of goodwill is measured by the value in use of the cash generating units within the reportable segment. In assessing value in use, the estimated future cash flows of the reportable segment are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the reportable segment for which the estimates of future cash flows have not been adjusted.
If the recoverable amount is determined to be less than the aggregate carrying amount of the assets in each respective operating segment, plus goodwill, then goodwill is reduced to the lower of the recoverable amount or zero. An impairment loss is recognized as an expense immediately. The goodwill that was previously allocated to the LR1 segment of $2.6 million was written off at December 31, 2020.
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
If the recoverable amount of the cash generating unit is estimated to be less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately. At December 31, 2020, we recorded an impairment charge of $14.2 million as the recoverable amounts of 13 of the MRs in our fleet were less than their carrying amounts.
Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the cash generating unit in the prior years. A reversal of impairment is recognized as income immediately. As described in Note 7, we reversed the previously recorded impairment in the aggregate amount of $12.7 million as the recoverable amount of the previously impaired 13 MRs in our fleet were greater than their carrying values. This reversal was recorded as income for the year ended December 31, 2022.
Inventories
Inventories consist of bunkers, lubricating oils and other items including stock provisions, and are stated at the lower of cost and net realizable value. Cost is determined using the first in first out method. Stores and spares are charged to vessel operating costs when purchased. Bunker consumption is recorded to voyage expenses (except when off-hire, where it is recorded as a vessel operating cost) and lubricating oil consumption is recorded to vessel operating costs.
Interests in joint ventures
In August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million. On November 1, 2022, we contributed an additional $1.75 million to the joint venture.
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
Impairment of financial assets
IFRS 9 introduced the expected credit loss ("ECL") model to determine and recognize impairments. ECLs are a probability-weighted estimate of credit losses and are measured as the present value of all cash shortfalls (i.e. the difference between cash flows due to the entity in accordance with the contract and cash flows that we expect to receive). ECLs are discounted at the effective interest rate of the financial asset. Under IFRS 9, credit losses are recognized earlier than under the previous accounting guidance, IAS 39.
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
The application of the ECL requirements under IFRS 9 have not resulted in the recognition of an impairment charge under the new impairment model. This determination was made on the basis that (i) most of our vessels operate in the Scorpio Pools and we have never experienced a historical credit loss of amounts due from the Scorpio Pools, and (ii) for vessels operating outside of the Scorpio Pools, either on time charter or in the spot market, over 98% of the amounts due as of December 31, 2022 were collected as of the issuance of these financial statements. This determination also considers reasonable and supportable information about current conditions and forecast future economic conditions.
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
Restricted cash
We placed deposits in debt service reserve accounts under the terms and conditions set forth under our Citibank / K-Sure Credit Facility and the lease financing arrangements with Bank of Communications Financial Leasing (LR2s). The funds in these accounts have been, or are expected to be applied against the principal balance of these facilities upon their repayment or the expiration of the lease. The activity within these accounts (which is adjusted from time to time based on prevailing interest rates) is recorded as financing activities on our consolidated statements of cash flows.
Financial liabilities
Financial liabilities are classified as either financial liabilities at amortized cost or financial liabilities at FVTPL. There were no financial liabilities recorded at FVTPL during the years ended December 31, 2022 or December 31, 2021.
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
Convertible debt instruments
Our convertible debt outstanding (which is described in Note 12) was accounted for pursuant to IAS 32 - Financial liabilities and equity. Under IAS 32, we must separately account for the liability and equity components of convertible debt instruments in a manner that reflects the issuer’s economic interest cost. Under this methodology, the instrument is split between its liability and equity components upon initial recognition. The fair value of the liability is measured first, by estimating the fair value of a similar liability that does not have any associated equity conversion option. This becomes the liability’s carrying amount at initial recognition, which is recorded as part of Debt on the consolidated balance sheet. The equity component (the conversion feature) is assigned the residual amount after deducting the amount separately determined for the liability component from the fair value of the instrument as a whole and is recorded as part of Additional paid-in capital within stockholders’ equity on the consolidated balance sheet. Issuance costs are allocated proportionately between the liability and equity components.
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
There were no derivative instruments or transactions during the years ended December 31, 2022, 2021, and 2020.
Lease Financing
During the years ended December 31, 2022, 2021, and 2020, we entered into sale and leaseback transactions in which certain of our vessels were sold to a third party and then leased back to us under bareboat chartered-in arrangements. In these transactions, the criteria necessary to recognize a sale of these vessels were not met under IFRS 15. Accordingly, these transactions have been accounted for as financing arrangements, with the liability under each arrangement recorded at amortized cost using the effective interest method and the corresponding vessels recorded at cost, less accumulated depreciation, on our consolidated balance sheet. All of these arrangements are further described in Note 12.
Equity instruments
An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.
We had 61,262,838 and 58,369,516 registered shares authorized, issued and outstanding with a par value of $0.01 per share at December 31, 2022 and December 31, 2021, respectively. These shares provide the holders with the same rights to dividends and voting rights.
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
The significant judgments and estimates are as follows:
Revenue recognition
Our revenue is primarily generated from time charters, spot voyages, or pools (see Note 16 for the components of our revenue generated during the years ended December 31, 2022, 2021 and 2020). Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the time charter agreement between the vessel owner and the pool.
We generated revenue from spot voyages during the years ended December 31, 2022 and December 31, 2021. We recognize spot market revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.
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
The results of our impairment testing for the years ended December 31, 2022 and 2021 are described in Note 7.

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
Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2022
Standards and Interpretations adopted during the year ended December 31, 2022.
•Amendments to IFRS 3 - Reference to the Conceptual Framework
•Amendments to IAS 16 - Property, Plant and Equipment - Proceeds before Intended Use
•Amendments to IAS 37 - Onerous Contracts - Cost of Fulfilling a Contract
•Annual Improvements to IFRS Standards 2018-2020
The adoption of these standards did not have a significant impact on these consolidated financial statements.
Standards and Interpretations adopted during the year ended December 31, 2021.
•Amendments to IFRS 9 – Financial Instruments (IBOR reform) - Phase 2.
The adoption of this standard did not have a significant impact on these consolidated financial statements. See Note 22 for further discussion on the impact of IBOR reform on our borrowings.
Standards and Interpretations yet not adopted
Additionally, at the date of authorization of these consolidated financial statements, the following Standards which have not been applied in these consolidated financial statements were issued but not yet effective. We do not expect that the adoption of these standards in future periods will have a significant impact on our financial statements.
•Amendment to IAS 1 - Non-current Liabilities with Covenants - Regarding liabilities with a right to defer settlement that is subject to future covenants, this amendment clarifies that only covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current. Additional disclosures are required for non-current liabilities arising from loan arrangements that are subject to covenants to be complied with within twelve months after the reporting period. The effective date is for annual periods beginning on or after January 1, 2024, with earlier application permitted.
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
•Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback - The amendment requires, in a sale and leaseback transaction, the seller-lessee to measure the lease liability without recognizing any gain or loss that relates to the right of use it retains. The effective date is for annual periods beginning on or after January 1, 2024, with earlier application permitted.

2.     Cash and cash equivalents
The following is a table summarizing the components of our cash and cash equivalents as of December 31, 2022 and 2021:

	At December 31,
In thousands of U.S. dollars	2022	2021
Cash at banks	$375,229	$228,732
Cash on vessels	1,641	1,683
	$376,870	$230,415

3.     Prepaid expenses and other current assets
The following is a table summarizing the components of our prepaid expenses and other current assets as of December 31, 2022 and 2021:

	At December 31,
In thousands of U.S. dollars	2022	2021
Prepaid vessel operating expenses - SSM	$5,450	$3,426
Prepaid expense - related party port agent	98	—
Prepaid expense - SCM	84	—
Scorpio MR Pool Limited	14	—
Scorpio Handymax Tanker Pool Limited	3	—
Scorpio LR2 Pool Limited	1	—
Prepaid expenses and other current assets - related parties	5,650	3,426

Prepaid port agent advances	3,086	—
Third party - prepaid vessel operating expenses	2,787	2,610
Prepaid insurance	744	880
Other prepaid expenses	5,892	1,038
	18,159	7,954

4.     Accounts receivable
The following is a table summarizing the components of our accounts receivable as of December 31, 2022 and 2021:

	At December 31,
In thousands of U.S. dollars	2022	2021
Scorpio MR Pool Limited	$115,092	$16,414
Scorpio LR2 Pool Limited	113,523	14,344
Scorpio LR1 Pool Limited	607	3,079
Scorpio Handymax Tanker Pool Limited	7,149	2,379
Scorpio Services Holding Limited (SSH)	4,976	—
Receivables from the related parties	241,347	36,216

Spot voyage and time charter receivables	34,475	820
Insurance receivables	878	905
Other receivables	—	128
	$276,700	$38,069
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited and Scorpio LR1 Pool Limited are related parties, as described in Note 15. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions which are expected to be collected within one year. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are therefore considered as non-current within Other Assets on the consolidated balance sheets. For chartered-in vessels, we classify the amounts as current (within accounts receivable) or non-current (within Other Assets) according to the expiration of the contract.
Accounts receivable from SSH include revenue earned and expenses incurred for voyages in the spot market or on time charter through SSH, a related party.
Spot voyage and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market.
Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.
We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. Our accounts receivable mostly consist of accounts receivable from the Scorpio Pools, or from vessels in the spot market or on time charter. We have never experienced a historical credit loss of amounts due from the Scorpio Pools and all amounts are considered current. For vessels operating outside of the Scorpio Pools, either on time charter or in the spot market, over 98% of the amounts due as of December 31, 2022 were collected as of the date of these financial statements.

5.     Vessels
 Operating vessels and drydock

In thousands of U.S. dollars	Vessels	Drydock	Total

Cost
As of January 1, 2022	$4,782,886	$135,471	$4,918,357
Additions (1)	20,426	19,807	40,233
Disposal of vessels (2)	(758,250)	(22,641)	(780,891)
Write-offs (3)	—	(14,996)	(14,996)
As of December 31, 2022	4,045,062	117,641	4,162,703

Accumulated depreciation and impairment
As of January 1, 2022	(1,020,407)	(55,879)	(1,076,286)
Charge for the period	(145,140)	(22,868)	(168,008)
Disposal of vessels (2)	136,581	6,560	143,141
Reversal of previously recorded impairment	12,708	—	12,708
Write-offs (3)	—	14,996	14,996
As of December 31, 2022	(1,016,258)	(57,191)	(1,073,449)
Net book value
As of December 31, 2022	$3,028,804	$60,450	$3,089,254

Cost
As of January 1, 2021	$4,773,502	$132,474	$4,905,976
Additions (1)	9,384	27,266	36,650
Write-offs (3)	—	(24,269)	(24,269)
As of December 31, 2021	4,782,886	135,471	4,918,357

Accumulated depreciation and impairment
As of January 1, 2021	(849,355)	(53,733)	(903,088)
Charge for the period	(171,052)	(26,415)	(197,467)
Write-offs (3)	—	24,269	24,269
As of December 31, 2021	(1,020,407)	(55,879)	(1,076,286)
Net book value
As of December 31, 2021	$3,762,479	$79,592	$3,842,071
(1)Additions in 2022 and 2021 primarily relate to the drydock, BWTS, and scrubber costs incurred on certain of our vessels.
(2)Represents the net book value of 17 vessels, consisting of three LR2s (STI Savile Row, STI Carnaby and STI Nautilus), 12 LR1s (STI Excelsior, STI Executive, STI Excellence, STI Pride, STI Providence, STI Prestige, STI Experience, STI Express, STI Exceed, STI Excel, STI Expedite, and STI Precision), and two MRs (STI Fontvieille and STI Benicia) which were sold during the year ended December 31, 2022. These transactions are described below.
(3)Represents the write-offs of fully depreciated equipment and notional drydock costs on certain of our vessels.
The following is a summary of the items that were capitalized during the years ended December 31, 2022 and 2021:

In thousands of U.S. dollars	Drydock (1)	Notional component of scrubber (2)	Total drydock additions	Scrubber	BWTS	Other equipment	Capitalized interest	Total vessel additions
For the year ended December 31, 2022	$19,657	$150	$19,807	$14,386	$5,522	$347	$171	$20,426
For the year ended December 31, 2021	27,116	150	27,266	4,073	190	4,945	176	9,384
(1)Additions during the years ended December 31, 2022 and 2021 include new costs accrued in prior periods relating to drydocks, ballast water treatment system, and scrubber installations.
(2)For a newly installed scrubber, a notional component of approximately 10% is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that we will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs are recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date. For the year ended December 31, 2022, we did not allocate the notional component of the scrubber installation costs for those vessels that were sold during the period..
Activity
We did not take delivery of any owned vessels during the years ended December 31, 2022 and December 31, 2021. As of December 31, 2022, we did not have any newbuildings on order.

Ballast Water Treatment Systems and Exhaust Gas Cleaning Systems, or Scrubbers
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems, or BWTS, from an unaffiliated third-party supplier. These systems have been and are expected to be installed from 2019 through 2023, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey. Costs capitalized for these systems include the cost of the base equipment that we have contracted to purchase in addition to directly attributable installation costs, costs incurred for systems that were installed during the period, and installation costs incurred in advance of installations that are expected to occur in subsequent periods. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life and are depreciating the equipment and related installation costs on this basis.
We have also retrofitted the substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate suppliers to retrofit a total of 77 of our tankers with such systems and in 2019 we exercised options to retrofit an additional 21 our vessels with scrubbers.
In 2020, and as further amended in February 2021, we reached an agreement to postpone the purchase and installation of scrubbers on 19 vessels. In August 2021, we exercised options to purchase six of these scrubbers. One of the vessels under this agreement was sold during 2022 without a scrubber installation and 12 remain.
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
We retrofitted six vessels in 2022 and one vessel in 2021 with scrubbers. During the year ended December 31, 2022, we retrofitted a total of four vessels with BWTS. We did not install any BWTS during the year ended December 31, 2021.
The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of December 31, 2022 (1):

As of December 31,
Amounts in thousands of US dollars	2022
Less than 1 month	$129
1-3 months	2,892
3 months to 1 year	9,054
1-5 years	1,526
5+ years	—
Total	$13,601
(1)These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.
Vessel Sales
During the first half of the year ended December 31, 2022, we sold 18 vessels consisting of three LR2s (STI Savile Row, STI Carnaby and STI Nautilus); 12 LR1s (STI Excelsior, STI Executive, STI Excellence, STI Pride, STI Providence, STI Prestige, STI Experience, STI Express, STI Exceed, STI Excel, STI Expedite, and STI Precision); and three MRs (STI Fontvieille, STI Benicia, and STI Majestic). Seven vessel sales closed in the first quarter of 2022, nine vessel sales closed in the second quarter of 2022 and two vessel sales vessels closed in the third quarter of 2022 for aggregate net proceeds of $607.7 million.
Of these vessels, the net book value of 17 vessels of $637.8 million was previously recorded within Vessels and drydock, and the net book value for one vessel (STI Majestic) of $35.4 million was previously recorded within Right of use assets for vessels (Note 6). As a result of these transactions, we recorded an aggregate net loss of $66.5 million (inclusive of a $0.7 million write-off of goodwill on the LR2 vessels).
Additionally, we repaid aggregate outstanding debt, sale and leaseback obligations, and lease liabilities under IFRS 16 of $347.4 million and incurred debt extinguishment costs (write-offs of deferred financing fees and discounts plus fees) of $3.5 million related to these vessel sales. The financing facilities to which these repayments relate are described in Note 12.

The sale of the LR1s was not a strategic shift in our operations that had, or is expected to have, a material effect on our operations. Moreover, the vessels disposed did not constitute a separate major line of business or geographical area of operations. We therefore determined that the sale of these vessels did not constitute a discontinued operation under IFRS 5.
Collateral agreements
The below table is a summary of vessels with an aggregate carrying value of $3.1 billion at December 31, 2022 which have been pledged as collateral under the terms of our secured debt and lease financing arrangements, which includes right of use assets that are accounted for under IFRS 16 (and are further described in Note 6), along with the respective borrowing or lease financing facility (which are described in Note 12) as of December 31, 2022:

Credit Facility	Vessel Name
IFRS 16 - Leases - $670.0 Million	STI Lobelia, STI Lotus, STI Lily, STI Lavender, STI Magic, STI Mystery, STI Marvel, STI Magnetic, STI Millenia, STI Magister, STI Mythic, STI Marshall, STI Modest, STI Maverick, STI Miracle, STI Maestro, STI Mighty, STI Maximus
2019 DNB / GIEK Credit Facility	STI Condotti, STI Sloane
2020 $225.0 Million Credit Facility	STI Spiga, STI Kingsway
2020 TSFL Lease Financing	STI Galata, STI La Boca
2020 CMBFL Lease Financing	STI Bosphorus, STI Leblon
2020 SPDBFL Lease Financing	STI San Telmo, STI Donald C Trauscht, STI Esles II, STI Jardins
2021 AVIC Lease Financing	STI Memphis, STI Soho, STI Osceola, STI Lombard
2021 CMBFL Lease Financing	STI Brixton, STI Comandante, STI Finchley, STI Pimlico, STI Westminster
2021 TSFL Lease Financing	STI Black Hawk, STI Pontiac, STI Notting Hill
2021 CSSC Lease Financing	STI Jermyn, STI Grace
2021 $146.3 Million Lease Financing	STI Rotherhithe, STI Broadway, STI Hammersmith, STI Winnie, STI Lauren, STI Connaught
2021 Ocean Yield Lease Financing	STI Gallantry, STI Guard
2022 AVIC Lease Financing	STI Oxford, STI Selatar, STI Gramercy, STI Queens
AVIC Lease Financing	STI Ville, STI Brooklyn, STI Rose, STI Rambla
BCFL Lease Financing (LR2s)	STI Solace, STI Solidarity, STI Stability
BCFL Lease Financing (MRs)	STI Amber, STI Topaz, STI Ruby, STI Garnet, STI Onyx
BNPP Sinosure Credit Facility	STI Elysees, STI Fulham, STI Hackney, STI Orchard, STI Park
CSSC Lease Financing	STI Goal, STI Guide, STI Gauntlet, STI Gladiator, STI Gratitude
Hamburg Commercial Credit Facility	STI Poplar, STI Veneto
Ocean Yield Lease Financing	STI Sanctity, STI Steadfast, STI Supreme, STI Symphony
Prudential Credit Facility	STI Acton, STI Camden, STI Clapham
IFRS 16 - Leases - 3 MR	STI Beryl, STI Larvotto, STI Le Rocher

The below table is a summary of vessels with an aggregate carrying value of $0.7 billion which were unencumbered at December 31, 2022:

Vessel Name
Unencumbered	STI Alexis, STI Duchessa, STI Mayfair, STI San Antonio, STI St. Charles, STI Yorkville, STI Milwaukee, STI Battery, STI Tribeca, STI Bronx, STI Manhattan, STI Seneca, STI Madison, STI Opera, STI Venere, STI Virtus, STI Aqua, STI Dama, STI Regina, STI Battersea, STI Wembley, STI Texas City, STI Meraux

6.     Right of use assets and related lease liabilities
For lease arrangements that were accounted for under IFRS 16 – Leases, we had bareboat charter-in commitments on three vessels under fixed rate bareboat agreements and 19 vessels under variable rate bareboat agreements during the year ended December 31, 2022 and we had bareboat charter-in commitments on seven vessels under fixed rate bareboat agreements and 19 vessels under variable rate bareboat agreements during the year ended December 31, 2021. These arrangements were accounted for under IFRS 16 - Leases.
Our commitments as of December 31, 2022 consisted of the following:
IFRS 16 - Leases - 3 MRs
In January 2019, we recognized right-of-use assets and corresponding liabilities relating to three bareboat chartered-in vessel commitments (STI Beryl, STI Le Rocher and STI Larvotto). The bareboat contracts for these three vessels were entered into in April 2017, are scheduled to expire in April 2025, and have a fixed lease payment of $8,800 per vessel per day. We have the option to purchase these vessels beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel, if a purchase option is exercised, or refunded to us at the expiration of the agreement. Based on the analysis of the purchase options, we determined the lease terms to be eight years, from the commencement date through the expiration date of each lease. A weighted average incremental borrowing rate of approximately 6.0% was applied at the date of initial application of IFRS 16 on this arrangement.
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
In April 2020, we executed agreements to increase the borrowing capacity of the three vessels under our IFRS 16 - Leases - 3 MRs obligation by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on these vessels. Each agreement will be for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest. There have been no borrowings under these agreements as of December 31, 2022.
The aggregate outstanding balances of these lease liabilities were $21.1 million and $29.3 million as of December 31, 2022 and 2021, respectively.
IFRS 16 - Leases - Trafigura Transaction
On September 26, 2019, we acquired subsidiaries of Trafigura Maritime Logistics Pte. Ltd. ("Trafigura") which had leasehold interests in 19 product tankers under bareboat charter agreements (the "Agreements") with subsidiaries of an international financial institution (the "Trafigura Transaction").
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
The Modified Agreements bear interest at LIBOR plus a margin of 3.50% per annum and are being repaid in equal monthly installments of approximately $0.2 million per month per vessel. Additionally, an aggregate prepayment of $18.0 million ($0.8 million for each MR and $1.5 million for each LR2) was made in equal monthly installments over the first 12 months of each Modified Agreement.
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

In April 2022, we exercised the purchase option on STI Majestic and repaid the aggregate outstanding lease obligation of $25.6 million relating to this vessel under the IFRS 16 - Leases - $670.0 Million lease agreement.
The aggregate outstanding balances of these lease liabilities were $475.9 million and $546.7 million as of December 31, 2022 and 2021, respectively. We were in compliance with the financial covenants under these agreements as of those dates.
The following is the activity of the "Right of use assets for vessels" starting on January 1, 2021 through December 31, 2022:

In thousands of U.S. Dollars	Vessels	Drydock	Total
Cost
As of January 1, 2022	$836,246	$23,562	$859,808
Disposal of vessels (1)	(38,163)	(985)	(39,148)
As of December 31, 2022	798,083	22,577	820,660

Accumulated depreciation and impairment
As of January 1, 2022	(84,221)	(11,562)	(95,783)
Charge for the period	(33,928)	(4,899)	(38,827)
Disposal of vessels (1)	3,247	529	3,776
As of December 31, 2022	(114,902)	(15,932)	(130,834)

Net book value
As of December 31, 2022	$683,181	$6,645	$689,826
(1)    Represents the net book value of one MR vessel (STI Majestic) which was sold during the year ended December 31, 2022. This transactions is described in Note 5 above.

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

The following table summarizes the payments made for the years ended December 31, 2022 and 2021 relating to lease liabilities accounted for under IFRS 16 - Leases:

	For the year ended December 31,
In thousands of U.S. dollars	2022	2021
Interest expense recognized in consolidated statements of income or loss	$30,420	$23,641
Principal repayments recognized in consolidated cash flow statements (1)	79,502	56,729
Net (increase) decrease in accrued interest expense	(188)	39
Net (decrease) in prepaid interest expense	—	(684)
Total payments on lease liabilities under IFRS 16 - Leases	$109,734	$79,725
(1)    Principal repayments during the year ended December 31, 2022 includes the $25.6 million repayment of the lease obligation of one MR vessel (STI Majestic) which was sold during the year ended December 31, 2022. This transactions is described above.
The undiscounted remaining future minimum lease payments under bareboat charter-in arrangements that are accounted as lease liabilities under IFRS 16 - Leases as of December 31, 2022 are $639.1 million. The obligations under these agreements will be repaid as follows:

As of
In thousands of U.S. dollars	December 31, 2022
Less than 1 year	$94,372
1 - 5 years	481,848
5+ years	62,858
Total	639,078
Discounting effect (1)	(142,001)
Prepaid interest expense	(1,202)
Lease liability	$495,875

(1)Represents estimated interest payments using the applicable implicit or imputed interest rates in each lease agreement. For leases with implicit rates which include a variable component tied to a benchmark, such as LIBOR, the payments were estimated by taking into consideration: (i) the margin on each lease and (ii) the forward interest rate swap curve calculated from interest swap rates, as published by a third party, as of December 31, 2022.
Vessels recorded as Right of use assets derive income from subleases through time charter-out and pool arrangements. For the years ended December 31, 2022, 2021 and 2020, sublease income of $246.5 million, $91.8 million and $165.8 million, respectively, is included in Vessel revenue.
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
At December 31, 2022, we reviewed the carrying amount of our vessels and right of use assets for vessels to determine if there was an indication that these assets had suffered an impairment. First, we assessed the fair value less the cost to sell of our vessels taking into consideration vessel valuations from independent ship brokers. We then compared the fair value less selling costs to each vessel’s carrying value and, if the carrying value exceeded the vessel’s fair value less selling costs, an indicator of impairment existed.
At December 31, 2022, our operating fleet consisted of 113 owned, sale and leaseback, or right of use vessels ("ROU vessels"). All of the vessels in our operating fleet had fair values less selling costs greater than their carrying amount at this date. As such, we determined that there were no indications of impairment on any of our vessels as of December 31, 2022.

We also considered external factors as part of this assessment as the markets in which we operate experienced significant strength during the year ended December 31, 2022. In addition to the increase in the fair value of second-hand product tankers, the strength in the market was also apparent by reference to:
•The spot market TCE rates that our vessels earned during the year (both in and out of the Scorpio pools), which averaged record highs;
•The time charter market for long-term fixtures, which also averaged record highs (with particular reference to the time charters that we entered into in 2022 as described in Note 16).
Our operating results for the year ended December 31, 2022 are a reflection of these market conditions, with revenues, operating cash flows, and net income significantly exceeding all-time company highs.
Reversal of previously recorded impairment
At December 31, 2020 an impairment charge of $14.2 million was recorded on 13 MR vessels by reference to their value in use. At December 31, 2022, we evaluated whether this impairment should be reversed pursuant to the principles set forth under IAS 36, Impairment of assets. Given the external factors noted above, we concluded that there were indicators that the recoverable amount of these 13 vessels should be estimated again.
When assessing a potential reversal of a previously recorded impairment under IAS 36, we are required to recalculate the carrying value of each of the 13 previously impaired vessels as if no impairment were recorded, and then compare this recalculated carrying value to each vessel’s recoverable amount at December 31, 2022. In all instances, the recoverable amount as determined by fair value less estimated costs to sell, taking into consideration vessel valuations from independent ship brokers (a Level 2 measure of fair value), significantly exceeded the recalculated carrying value. As such, we determined that the previous impairment, less the depreciation that would have been recorded had the impairment not been recorded, should be reversed. This resulted in the reversal of the previously recorded impairment of $12.7 million.
The reversal of the previously recorded impairment was not triggered by the passage of time as there has been a significant improvement in market conditions during 2022 that was not forecasted in our previous value in use calculations. We also do not believe that this reversal is an indication that each vessel’s useful life, depreciation method, or residual value should be changed. This is on the basis that all 13 vessels are approximately 10 years of age or younger, and we continue to believe 25 years is a reasonable estimate of each vessel's useful life. In accordance with our accounting policy, we update the residual value of our vessels annually (in the period of change and in future periods) to incorporate the most recent scrap values. We therefore believe that this policy reflects the most recently available information.
Impairment testing at December 31, 2021
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
Once this determination was made, we prepared a value in use calculation where we estimated each vessel’s future cash flows. These estimates were primarily based on (i) our best estimate of forecasted vessel revenue through a combination of the latest forecast, published time charter rates for the next three years and a 2.44% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period through the vessel's 15th year of useful life and reduced to match the growth in expenses thereafter, (ii) our best estimate of vessel operating expenses and drydock costs, which were based on our most recent forecasts for the following three years and a 2.44% (2.34% in 2020) growth rate in each period thereafter, and (iii) the evaluation of other inputs such as the vessel's remaining useful life, residual value and utilization rate. These cash flows were then discounted to their present value using a pre-tax discount rate of 7.19% (7.24% in 2020). The results of these tests were as follows:
At December 31, 2021, our operating fleet consisted of 131 owned, sale and leaseback, or ROU vessels.
•43 of our owned, sale and leaseback, or ROU vessels in our fleet had fair values less selling costs greater than their carrying amount.
•85 of our owned, sale and leaseback, or ROU vessels in our fleet had fair values less selling costs lower than their carrying amount.
•We did not obtain valuations from independent ship brokers for three of our ROU vessels as they were not required under the respective leases.
•We prepared a value in use calculation for all 131 vessels in our fleet which resulted in no impairment charge being recognized.

•Additionally, there were no reversals of impairment recognized as income during the year ended December 31, 2021.
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
While the results of this scenario building exercise support our conclusions, it remains our belief that our base case value in use calculations, through the use of independently published time charter rates, formed an objective approximation of forward looking cash flows based on the most recent available data in the market (which incorporates market views on the trajectory of the COVID-19 pandemic, among other factors). Historical averages do not incorporate such perspectives and are also based on time periods when vessel operating expenses were lower (as opposed to our calculations, where we project gradual increases in vessel operating expenses).
Goodwill
Goodwill arising from our September 2017 acquisition of Navig8 Product Tankers Inc. has been allocated to the cash generating units within each of the respective operating segments that are expected to benefit from the synergies of this transaction (LR2s and LR1s). The carrying value of the goodwill allocated to the LR2 segment was $8.2 million at December 31, 2022 and $8.9 million at December 31, 2021. The decrease of $0.7 million was due to the sale of three LR2 vessels during the year ended December 31, 2022 and corresponding write-off of the goodwill allocated to these vessels. Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units in each respective operating segment, plus the allocated goodwill, to their recoverable amounts. Recoverable amount is the higher of the fair value less cost to sell (determined by taking into consideration vessel valuations from independent ship brokers for each vessel within each segment) and value in use. In assessing value in use, the estimated future cash flows of the operating segment are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the operating segment for which the estimates of future cash flows have not been adjusted. Where appropriate, our value in use calculations also incorporate probability weighted assessments of different scenarios (such as potential vessel sales).
This test was performed in connection with the assessment of the carrying amount of our vessels and related drydock costs at December 31, 2022 and 2021, and an impairment charge was not recorded.
Capitalized interest
In accordance with IAS 23 “Borrowing Costs,” applicable interest costs are capitalized during the period that ballast water treatment systems and scrubbers for our vessels are constructed and installed. For the years ended December 31, 2022 and 2021, we capitalized interest expense for the respective vessels of $0.2 million and $0.2 million, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 0.1% and 1.6% for each of the years ended December 31, 2022 and 2021, respectively. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.
There were no vessels under construction during the years ended December 31, 2022 and December 31, 2021.

8.    Other non-current assets
The following is a table summarizing the components of our Other non-current assets as of December 31, 2022 and 2021:

	At December 31,
In thousands of U.S. dollars	2022	2021
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$25,500	$35,700
Scorpio MR Pool Ltd. pool working capital contributions(1)	22,000	25,200
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (1)	5,661	5,661
Scorpio LR1 Pool Ltd. pool working capital contributions(1)	—	6,600
Working capital contributions to Scorpio Pools	53,161	73,161

Seller's credit on sale leaseback vessels (2)	11,430	10,793
Deposits for exhaust gas cleaning system ("scrubbers") (3)	9,737	15,840
Investment in dual fuel tanker joint venture (4)	7,672	5,736
Investment in BWTS supplier (5)	1,751	1,751
Capitalized loan fees (6)	—	1,635
Other	3	47
	$83,754	$108,963
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
(2)     The seller's credit on vessels sold and leased back represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the 2017 sale and operating leaseback transactions for STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 6. This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement. The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration. We recorded $0.6 million and $0.6 million as interest income as part of these agreements during each of the years ended December 31, 2022 and 2021, respectively.
(3)     From August 2018 through September 2019, we entered into agreements with two separate suppliers to retrofit a total of 98 of our tankers with scrubbers for total consideration of $146.6 million (which excludes installation costs). Deposits paid for these systems are reflected as investing cash flows within the consolidated statement of cash flows. In April 2020, we reached an agreement to postpone the purchase and installation of scrubbers on 19 of our vessels. In August 2021, we declared options to purchase and install scrubbers on six vessels (five LR1s and an LR2). These scrubbers were installed within the first half of 2022.
(4)    In August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers. The dual-fuel MR methanol tankers are currently on long-term time charter contracts greater than five years. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million. In November 2022, we contributed an additional $1.75 million to the joint venture to increase the joint venture's ownership interest in one of the LR1 tankers. We account for our interest in this joint venture using the equity method pursuant to IFRS 11 - Joint arrangements. Under this guidance, the investment is initially measured at cost, and the carrying amount of the investment is adjusted in subsequent periods based on our share of profits or losses from the joint venture (adjusted for any fair value adjustments made upon initial recognition). Any distributions received from the joint venture reduce the carrying amount.

We recorded $0.7 million and $0.6 million as our share of net income resulting from this joint venture during the years ended December 31, 2022 and 2021, respectively. The joint venture issued cash distributions of $0.5 million and $1.5 million during the years ended December 31, 2022 and 2021, respectively. The December 2021 cash distribution arose primarily as a result of the sale of two of the LR1s during the fourth quarter of 2021.
(5)    In July 2018, we executed an agreement to purchase 55 BWTS from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems have been, or are expected to be installed over the subsequent five years, as each respective vessel under the agreement comes due for its International Oil Pollution Prevention, or IOPP, renewal survey. Upon entry into this agreement, we also obtained a minority equity interest in this supplier for no additional consideration. We have determined that of the total consideration of $36.2 million, $1.8 million was attributable to the minority equity interest.
    Since July 2018, aggregate deposits of $36.1 million have been made, of which $34.3 million has been reclassified to "Vessels" upon the installation of these systems. The remaining $1.8 million of this amount has been recorded as the aforementioned minority equity interest, which is being accounted for as a financial asset under IFRS 9. Deposits paid for these systems are reflected as investing cash flows within the consolidated statement of cash flows. Under the terms of the agreement, we were granted a put option, exercisable after one year following the date of the agreement, whereby we can put the shares back to the supplier at a predetermined price. The supplier was also granted a call option, exercisable two years following the date of the agreement, whereby it can buy the shares back from us at a predetermined price, which is greater than the strike price of the put option. Given that the value of this investment is contractually limited to the strike prices set forth in these options, we have recorded the value of the investment at the put option strike price, or $1.8 million in aggregate. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million. We consider this value to be a Level 3 fair value measurement, as this supplier is a private company, and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised our put option in full).
(6)    Represents upfront loan fees on credit facilities that are expected to be used to partially finance the purchase and installation of scrubbers or refinance the indebtedness on certain vessels. These fees are reclassified as deferred financing fees (net of Debt) when the tranche of the loan to which the vessel relates is drawn.
9.     Restricted Cash
Restricted cash as of December 31, 2022 primarily represents debt service reserve accounts that must be maintained as part of the terms and conditions of our Bank of Communications Financial Leasing (LR2s) sale and leaseback. The funds in these accounts will be released at the end of the lease term.
Restricted cash as of December 31, 2021 primarily represents debt service reserve accounts that were required to be maintained as part of the terms and conditions of our Citibank/K-Sure Credit Facility and Bank of Communications Financial Leasing (LR2s) sale and leaseback.

10.     Accounts payable
The following is a table summarizing the components of our accounts payable as of December 31, 2022 and 2021:

	At December 31,
In thousands of U.S. dollars	2022	2021
Scorpio MR Pool Limited	$7,333	$62
Scorpio Handymax Tanker Pool Limited	2,333	625
Amounts due to a related party bunker supplier	2,322	—
Scorpio Ship Management S.A.M. (SSM)	734	9,684
Scorpio Commercial Management S.A.M. (SCM)	507	25
Scorpio LR2 Pool Limited	424	1,076
Scorpio Services Holding Limited (SSH)	286	1,888
Amounts due to a related party port agent	137	257
Scorpio LR1 Pool Limited	—	785
Accounts payable to related parties	14,076	14,402

Suppliers	14,672	20,678
	$28,748	$35,080
The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.
11.     Accrued expenses
The following is a table summarizing the components the components of our accrued expenses as of December 31, 2022 and 2021:

	At December 31,
In thousands of U.S. dollars	2022	2021
Accrued expenses to a related party port agent	$818	$417
Scorpio Ship Management S.A.M. (SSM)	89	161
Related party port agent	58	—
Scorpio Commercial Management S.A.M. (SCM)	33	—
Scorpio Services Holding Limited (SSH)	1	—
Scorpio LR1 Pool Limited	—	—
Accrued expenses to related parties	999	578

Suppliers	32,051	15,193
Accrued short-term employee benefits	40,295	3,908
Deferred income	10,963	—
Accrued interest	7,200	5,156
Other accrued expenses	—	71
	$91,508	$24,906
Deferred income represents amounts collected in advance from customers for our vessels on time charter or deferred revenue on time charter out arrangements whose payment terms differ from the pattern of revenue recognition on a straight line basis. The terms of these agreements are described in Note 16.

12.     Current and long-term debt
The following is a breakdown of the current and non-current portion of our debt outstanding as of December 31, 2022 and December 31, 2021:

	At December 31,
In thousands of U.S. dollars	2022	2021
Current portion of bank debt and bonds (1)	$31,504	$235,278
Sale and leaseback liabilities (2)	269,145	178,062
Current portion of long-term debt	300,649	413,340

Non-current portion of bank debt and bonds (3)	264,106	666,409
Sale and leaseback liabilities (4)	871,469	1,461,929
	$1,436,224	$2,541,678
(1)The current portion at December 31, 2022 was net of unamortized deferred financing fees of $0.5 million. The current portion at December 31, 2021 was net of unamortized deferred financing fees of $1.1 million.
(2)The current portion at December 31, 2022 was net of unamortized deferred financing fees of $0.8 million and prepaid interest of $2.5 million. The current portion at December 31, 2021 was net of unamortized deferred financing fees of $1.4 million and prepaid interest of $3.1 million.
(3)The non-current portion at December 31, 2022 was net of unamortized deferred financing fees of $4.0 million. The non-current portion at December 31, 2021 was net of unamortized deferred financing fees of $10.6 million.
(4)The non-current portion at December 31, 2022 was net of unamortized deferred financing fees of $7.4 million. The non-current portion at December 31, 2021 was net of unamortized deferred financing fees of $11.8 million.
The following is a rollforward of the activity within debt (current and non-current, and inclusive of IFRS 16 - lease liabilities), by facility, for the year ended December 31, 2022:

		Activity				Balance as of December 31, 2022 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2021	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of December 31, 2022	Current	Non-Current
Credit Agricole Credit Facility	72,838	—	(73,591)	753	—	—	—
Citibank / K-Sure Credit Facility	77,781	—	(78,401)	620	—	—	—
Hamburg Commercial Bank Credit Facility	37,024	—	(3,292)	—	33,732	3,292	30,440
Prudential Credit Facility	44,832	—	(5,546)	—	39,286	5,546	33,740
2019 DNB / GIEK Credit Facility	45,450	—	(7,112)	—	38,338	7,113	31,225
BNPP Sinosure Credit Facility	86,314	5,075	(10,813)	—	80,576	10,909	69,667
2020 $225.0 Million Credit Facility	145,636	—	(107,871)	—	37,765	5,134	32,631
2021 $21.0 Million Credit Facility	19,245	—	(19,245)	—	—	—	—
2021 $43.6 Million Credit Facility	43,550	—	(43,550)	—	—	—	—
Ocean Yield Lease Financing	126,334	—	(11,542)	(519)	114,273	89,030	25,243
BCFL Lease Financing (LR2s)	77,604	—	(11,011)	465	67,058	10,431	56,627
CSSC Lease Financing	132,957	—	(14,565)	773	119,165	14,310	104,855
BCFL Lease Financing (MRs)	68,888	—	(15,686)	—	53,202	16,304	36,898
2018 CMBFL Lease Financing	111,986	—	(111,986)	—	—	—	—
$116.0 Million Lease Financing	95,789	—	(95,789)	—	—	—	—
AVIC Lease Financing	106,405	—	(28,636)	—	77,769	77,769	—
China Huarong Lease Financing	103,416	—	(103,416)	—	—	—	—
$157.5 Million Lease Financing	109,657	—	(109,657)	—	—	—	—
COSCO Lease Financing	61,050	—	(61,050)	—	—	—	—
2020 CMBFL Lease Financing	41,332	—	(3,242)	—	38,090	3,242	34,848
2020 TSFL Lease Financing	43,928	—	(3,321)	—	40,607	3,321	37,286
2020 SPDB-FL Lease Financing	87,111	—	(6,495)	—	80,616	6,495	74,121
2021 AVIC Lease Financing	90,913	—	(7,251)	—	83,662	7,252	76,410

2021 CMBFL Lease Financing	74,565	—	(6,520)	—	68,045	6,520	61,525
2021 TSFL Lease Financing	54,377	—	(4,380)	—	49,997	4,380	45,617
2021 CSSC Lease Financing	53,893	—	(5,262)	—	48,631	5,262	43,369
2021 $146.3 Million Lease Financing	146,250	—	(12,551)	—	133,699	13,179	120,520
2021 Ocean Yield Lease Financing	69,783	—	(5,850)	—	63,933	5,850	58,083
2022 AVIC Lease Financing	—	117,204	(4,584)	—	112,620	9,168	103,452
IFRS 16 - Leases - 3 MR (See Note 6)	29,268	—	(8,130)	—	21,138	8,622	12,516
IFRS 16 - Leases - $670.0 Million (see Note 6)	546,730	—	(70,791)	—	475,939	44,926	431,013
Unsecured Senior Notes Due 2025	70,050	359	—	42	70,451	—	70,451
Convertible Notes Due 2022	68,312	—	(69,695)	1,383	—	—	—
Convertible Notes Due 2025	202,355	—	(14,273)	(188,082)	—	—	—
	$3,145,623	$122,638	$(1,135,104)	$(184,565)	$1,948,592	$358,055	$1,590,537
Less: deferred financing fees	(24,821)	(3,044)	—	15,107	(12,758)	(1,325)	(11,433)
Less: prepaid interest expense	(3,747)	—	12	—	(3,735)	(3,735)	—
Total	$3,117,055	$119,594	$(1,135,092)	$(169,458)	$1,932,099	$352,995	$1,579,104

(1)    Relates to non-cash accretion, write-offs, amortization or other adjustments on (i) debt or lease obligations assumed as part of the 2017 merger with Navig8 Product Tankers Inc. ("NPTI"), which were recorded at fair value on the closing dates, (ii) the carrying values of certain sale and leaseback arrangements related to the notifications to exercise purchase options; (iii) our Unsecured Senior Notes Due 2025, (iv) our Convertible Notes due 2022 and Convertible Notes Due 2025 of $1.4 million and $11.3 million, respectively, and (v) the impact of the Convertible Notes Due 2025 that were converted to common stock, as discussed below.
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
Credit Agricole Credit Facility
As part of the closing of the four LR1s that were acquired from NPTI in 2017, we assumed the outstanding indebtedness under a senior secured term loan with Credit Agricole (the "Credit Agricole Credit Facility"). STI Excel, STI Excelsior, STI Expedite and STI Exceed were pledged as collateral under this facility. During the year ended December 31, 2022, we repaid the aggregate outstanding indebtedness on this facility of $72.0 million in connection with the sales of these vessels.
The carrying value of the debt related to this facility (which includes the discount recorded to write the value down to its fair value as part of the purchase price allocation of the acquisition) as of December 31, 2021 was $72.8 million, and we were in compliance with the financial covenants relating to this facility as of that date.
Citibank / K-Sure Credit Facility
We assumed the outstanding indebtedness under a senior secured credit facility with Citibank N.A., London Branch, Caixabank, S.A., and K-Sure, as part of the acquisition of NPTI (the "Citibank / K-Sure Credit Facility"). Four LR1s (STI Excellence, STI Executive, STI Experience, and STI Express) were collateralized under this facility. During the year ended December 31, 2022, we repaid the aggregate outstanding indebtedness of $77.3 million in connection with the sales of these vessels.
Additionally, we had an aggregate of $4.0 million on deposit in a debt service reserve account in accordance with the terms and conditions of this facility which was released upon the repayment of this facility.
The carrying value of the debt related to this facility (which includes the discount recorded to write the value down to its fair value as part of the purchase price allocation of the acquisition) as of December 31, 2021 was $77.8 million. We were in compliance with the financial covenants relating to this facility as of that date.
Hamburg Commercial Bank Credit Facility
In November 2019, we executed an agreement with Hamburg Commercial Bank AG for a senior secured term loan facility for $43.65 million (the "Hamburg Commercial Bank Credit Facility"), of which, (i) $42.2 million (Tranche 1) was used to refinance the existing debt for STI Veneto and STI Poplar, and (ii) $1.4 million (Tranche 2) was used to finance the purchase and installation of a scrubber on STI Veneto. We refer to this facility as our Hamburg Commercial Bank Credit Facility. Tranche 1 was drawn in December 2019 and Tranche 2 was drawn in April 2020.

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
The amounts outstanding under this facility as of December 31, 2022 and 2021 were $33.7 million and $37.0 million, respectively, and we were in compliance with the financial covenants as of those dates.
Prudential Credit Facility
In November 2019, we executed an agreement with Prudential Private Capital for a senior secured term loan facility for $55.5 million (the "Prudential Credit Facility"). The Prudential Credit Facility was fully drawn in December 2019, and a portion of the proceeds was used to refinance the outstanding indebtedness of $35.6 million for STI Clapham, STI Camden and STI Acton.
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
The amounts outstanding as of December 31, 2022 and 2021 were $39.3 million and $44.8 million, respectively, and we were in compliance with the financial covenants as of those dates.
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
In March 2020, we drew $31.9 million from this facility to refinance the existing debt on STI Sloane. In December 2020, we drew $23.7 million from this credit facility to refinance the existing debt on STI Condotti.
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
The amounts outstanding as of December 31, 2022 and 2021 were $38.3 million and $45.5 million, respectively, and we were in compliance with the financial covenants as of those dates.
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
In March 2020, we drew $42.1 million from this facility to partially finance the purchase and installation of scrubbers on 22 vessels. This borrowing is collateralized by STI Park and STI Fulham.
In June 2020, we drew $24.9 million from this facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by STI Elysees.
In September 2020, we drew $24.9 million from this facility to partially finance the purchase and installation of scrubbers on 13 vessels. This borrowing is collateralized by STI Orchard.
In December 2020, we drew down $9.6 million from our BNPP Sinosure Credit Facility to partially finance the purchase of scrubbers on five vessels. This borrowing is collateralized by STI Hackney.
In January 2021, we signed an agreement to extend the availability period under this loan facility to June 15, 2022 from March 15, 2021 (the "Extension Agreement").
In March 2021, we drew $1.9 million from our BNPP Sinosure Credit Facility to partially finance the purchase and installation of a scrubber on an MR product tanker. This borrowing is collateralized by STI Hackney.
In March and June 2022, we drew an aggregate $5.1 million from our BNPP Sinosure Credit Facility to partially finance the purchase and installation of scrubbers on two LR1 product tankers and one LR2 product tanker. This borrowing is collateralized by STI Hackney.
There are no further amounts available to be drawn on this facility as of December 31, 2022.
The Sinosure Facility and the Commercial Facility bear interest at LIBOR plus a margin of 1.80% and 2.80% per annum, respectively. The Sinosure Facility is scheduled to be repaid in 10 semi-annual installments of $5.5 million in aggregate and the Commercial Facility is scheduled to be repaid at the final maturity date of the facility, or October 2025.
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
The amounts outstanding as of December 31, 2022 and 2021 were $80.6 million and $86.3 million, respectively, and we were in compliance with the financial covenants as of those dates.

2020 $225.0 Million Credit Facility
In May 2020, we executed the 2020 $225.0 Million Credit Facility with a group of European financial institutions. In June 2020 we drew down $101.2 million from this facility to refinance the existing debt on four LR2s (STI Savile Row, STI Spiga, STI Kingsway and STI Carnaby).
In September 2020, we drew down $43.7 million from this facility to refinance the existing debt on two LR1s (STI Pride and STI Providence).
In October and November 2020, we drew down an aggregate of $71.8 million from this facility to refinance the existing debt on three LR2 product tankers, STI Nautilus, STI Guard, and STI Gallantry.
The remaining availability of $2.2 million under the 2020 $225.0 Million Credit Facility was terminated in December 2020.
In December 2021, we closed on the sale and leaseback transactions for two LR2 product tankers (STI Gallantry and STI Guard) with Ocean Yield ASA (the “2021 Ocean Yield Lease Financing”, which is described below) and a portion of the proceeds were used to repay the aggregate outstanding indebtedness of $42.3 million relating to these vessels on the 2020 $225.0 Million Credit Facility.
During the year ended December 31, 2022, we repaid an aggregate amount of $99.1 million in connection with the sales of STI Pride, STI Providence, STI Saville Row, STI Carnaby and STI Nautilus.
This facility has a final maturity of five years from the closing date of the loan, bears interest at LIBOR plus a margin, and the remaining amounts drawn are scheduled to be repaid in equal installments of approximately $1.3 million per quarter (after taking into consideration the above mentioned repayments), in aggregate, with a balloon payment due at maturity.
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
The amounts outstanding as of December 31, 2022 and 2021 were $37.8 million and $145.6 million, respectively, and we were in compliance with the financial covenants as of those dates.
2021 $21.0 Million Credit Facility
In February 2021, we drew down $21.0 million on a term loan facility with a European financial institution (the "2021 $21.0 Million Credit Facility"). The proceeds of this loan facility were used to refinance the outstanding debt on STI Madison. The outstanding debt on this loan facility was repaid in full in October 2022.
The amount outstanding as of December 31, 2021 was $19.2 million, and we were in compliance with the financial covenants as of that date.
2021 $43.6 Million Credit Facility
In November 2021, we closed on a senior secured term loan facility for two LR1 product tankers (STI Precision and STI Prestige) with an international financial institution (the “2021 $43.6 Million Credit Facility”). The borrowing amount under the agreement was $43.6 million and part of the proceeds were used to refinance the aggregate outstanding indebtedness relating to these vessels.
During the year ended December 31, 2022, we repaid the aggregate outstanding indebtedness of $41.9 million on this facility in connection with the sales of STI Prestige and STI Precision.
The amount outstanding as of December 31. 2021 was $43.6 million, and we were in compliance with the financial covenants as of that date.
New loan facility commitment
In December 2022, we received a commitment from a European financial institution for a credit facility of up to $117.4 million. The credit facility is expected to be used to finance two Handymax product tankers, four MR product tankers and one LR2 product tanker. The credit facility is expected to have a final maturity of five years from the drawdown date of each vessel, and is expected to bear interest at SOFR plus a margin of 1.925% per annum.
The terms and conditions of this credit facility, including financial covenants, are similar to those set forth in our existing credit facilities. The credit facility is subject to customary conditions precedent and the execution of definitive documentation, and is expected to close in the second quarter of 2023.

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
In September 2022, we gave notice to exercise the purchase option on STI Sanctity. The purchase option price for this vessel is $27.8 million, and the purchase closed in March 2023. In October 2022, we gave notice to exercise the purchase options on STI Steadfast and STI Supreme. The purchase option price is $27.8 million per vessel, and the purchases are expected to occur in the second and third quarters of 2023, respectively. The carrying value of the lease obligations related to these vessels has been classified as current on the consolidated balance sheet as of December 31, 2022.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation of the acquisition along with non-cash adjustments to the carrying values that were triggered by the September and October 2022 notifications to exercise purchase options) were $114.3 million and $126.3 million as of December 31, 2022 and 2021, respectively. We were in compliance with the financial covenants as of those dates.

BCFL Lease Financing (LR2s)
We assumed the obligations of a lease financing arrangement with Bank of Communications Finance Leasing Co Ltd., or BCFL, for three LR2 tankers (STI Solace, STI Solidarity, and STI Stability) as part of the September 2017 acquisition of NPTI (the "BCFL Lease Financing (LR2s)"). Under the arrangement, each vessel is subject to a 10-year bareboat charter which expires in July 2026. Charterhire under the arrangement is determined in advance, on a quarterly basis and is calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of LIBOR plus 3.50% per annum. Using the forward interest swap curve at December 31, 2022, future monthly principal payments are estimated to be $0.3 million per vessel until the expiration of the agreement. We have purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement.
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
Additionally, we have an aggregate of $0.8 million on deposit in a deposit account as of December 31, 2022 in accordance with the terms and conditions of this facility. The funds deposited in this account are not freely available and will be released upon maturity. The balance in this account has been recorded as non-current Restricted Cash on our consolidated balance sheets as of December 31, 2022 and 2021, respectively.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation of the acquisition) were $67.1 million and $77.6 million as of December 31, 2022 and 2021, respectively. We were in compliance with the financial covenants as of those dates.
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
The carrying values of the amounts due under the arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation and of the modification) were $119.2 million and $133.0 million as of December 31, 2022 and 2021, respectively. We were in compliance with the financial covenants under these arrangements as of those dates.
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
The aggregate outstanding balances under this arrangement were $53.2 million and $68.9 million as of December 31, 2022 and 2021, respectively. We were in compliance with the financial covenants as of those dates.
2018 CMBFL Lease Financing
In July 2018, we executed an agreement to sell and leaseback six MR product tankers (STI Battery, STI Milwaukee, STI Tribeca, STI Bronx, STI Manhattan, and STI Seneca) to CMB Financial Leasing Co., Ltd (the "2018 CMBFL Lease Financing"). The aggregate borrowing amount under the arrangement was $141.6 million and the sales closed in August 2018.
Each agreement was for a fixed term of eight years, bearing interest at LIBOR plus a margin of 3.20% per annum, and we had options to purchase the vessels at the start of the fourth year of each agreement. In December 2019, we amended and restated the agreement to increase the borrowing capacity to partially finance the purchase and installation of scrubbers on the six MRs that were then part of the agreement. In May 2020, we drew an aggregate of $10.1 million under the scrubber portion of the 2018 CMBFL Lease Financing to partially finance the purchase and installation of scrubbers on the six MRs. The upsized portion of the lease financing had a final maturity of 3.5 years after the first drawdown, bearing interest at LIBOR plus a margin of 3.10% per annum
In December 2022, we exercised the purchase options on all of the vessels in this arrangement and repaid the aggregate outstanding lease obligation (including the scrubber upsized portion) of $99.0 million as part of these transactions.

The aggregate amount outstanding, which included the scrubber and non-scrubber portions, was $112.0 million as of December 31, 2021. We were in compliance with the financial covenants under these arrangements as of that date.
$116.0 Million Lease Financing
In August 2018, we executed an agreement to sell and leaseback two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Oxford and STI Selatar) in two separate transactions to an international financial institution (the "$116.0 Million Lease Financing"). The net borrowing amount (which reflects the selling price less deposits and commissions to the lessor) under the arrangement was $114.8 million in aggregate, consisting of $23.8 million per MR and $33.7 million per LR2.
Under the terms of these agreements, we bareboat chartered-in the vessels for a period of seven years at $7,935 per day for each MR and $11,040 per day for each LR2 (which included both the principal and interest components of the lease). The leases also contained purchase options beginning at the end of the third year of each agreement, and a purchase obligation for each vessel upon the expiration of each agreement.
In April 2020, we executed agreements to increase the borrowing capacity of four vessels under our $116.0 Million Lease Financing by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on these vessels. Each agreement was for a fixed term of three years at the rate of up to $1,910 per vessel per day which was allocated to principal and interest. In July 2020, we drew $5.7 million to partially finance the purchase and installation of scrubbers on three vessels. In January 2021, we drew $1.9 million to partially finance the purchase and installation of scrubbers on one vessel.
In May and June 2022, we exercised the purchase options on all of the vessels under this arrangement repaid the outstanding indebtedness (including the scrubber portion) of $90.2 million related to these vessels as part of these transactions. These vessels were refinanced under the 2022 AVIC Lease Financing (described below) as part of these transactions.
The amounts outstanding, which included the scrubber and non-scrubber portions, was $95.8 million as of December 31, 2021, and we were in compliance with the financial covenants as of that date.
AVIC Lease Financing
In July 2018, we executed an agreement to sell and leaseback three MR product tankers (STI Ville, STI Fontvieille and STI Brooklyn) and two LR2 product tankers (STI Rose and STI Rambla) to AVIC International Leasing Co., Ltd. (the "AVIC Lease Financing"). The borrowing amounts under the arrangement were $24.0 million per MR and $36.5 million per LR2 ($145.0 million in aggregate). These transactions closed in August and September 2018.
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
Additionally, in February 2020, we executed an agreement to upsize the AVIC Lease Financing arrangement to finance the purchase and installation of scrubbers on two MRs (STI Fontvieille and STI Brooklyn) and two LR2s (STI Rose and STI Rambla) that are part of this arrangement. The upsized portion of the lease financing was to be used to finance up to the lesser of 80% of the purchase and installation price of the scrubbers or 80% of the appreciated value of the vessel. In December 2020, we drew $4.6 million from the upsized portion of this arrangement to partially finance the purchase and installation of scrubbers on three vessels that are currently part of this arrangement, one MR (STI Brooklyn) and two LR2s (STI Rose and STI Rambla). The upsized portion of the lease financing has a final maturity of three years after the first drawdown, bears interest at LIBOR plus a margin of 4.20% per annum and is scheduled to be repaid in quarterly principal payments of approximately $0.4 million, in aggregate, for all three vessels.
In February 2022, we repaid $17.2 million in connection with the sale of STI Fontvieille.
In September 2022, we gave notice to exercise the purchase option on the remaining four vessels. The carrying value of the lease obligations related to these vessels has been classified as current on the consolidated balance sheet as of December 31, 2022. The purchases closed in January 2023 (see Note 23 Subsequent Events).
We were subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
•The ratio of net debt to total capitalization no greater than 0.70 to 1.00.
•Consolidated tangible net worth of no less than $650.0 million.
•The fair market value of each grouped vessels (MRs or LR2s) leased under the facility shall at all times be no less than 110% of the outstanding balance for such grouped vessels (MRs or LR2s).

The outstanding amounts, which include the scrubber and non-scrubber portions, were $77.8 million and $106.4 million as of December 31, 2022 and 2021, respectively, and we were in compliance with the financial covenants as of those dates.
China Huarong Lease Financing
In August 2018, we closed on the sale and leaseback of six 2014 built MR product tankers, (STI Opera, STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina) to China Huarong Shipping Financial Leasing Co., Ltd. (the "China Huarong Lease Financing"). The borrowing amount under the arrangement was $144.0 million in aggregate.
Each agreement was for a fixed term of eight years, bearing interest at LIBOR plus a margin of 3.50% per annum, with options to purchase the vessels beginning at the end of the third year of each agreement. Each agreement also had a purchase obligation at the end of the eighth year, which was equal to the outstanding principal balance at that date.
In September 2020 we received a commitment to upsize this arrangement by $2.0 million per vessel to partially finance the purchase and installation of scrubbers on these vessels. In January 2021, we executed the agreements on five of the vessels (STI Virtus, STI Venere, STI Aqua, STI Dama, and STI Regina) and drew down $10.0 million under the upsized portion of this arrangement.
In August 2022, we exercised the purchase options on all six 2014 built MR product tankers under this arrangement and repaid the aggregate outstanding lease obligation of $95.0 million (including the scrubber portion) as part of these transactions.
The aggregate outstanding balances under this arrangement was $103.4 million as of December 31, 2021, and we were in compliance with the financial covenants relating to this facility as of that date.
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
Each agreement was for a fixed term of seven years, bearing interest at LIBOR plus a margin of 3.00% per annum with options to purchase the vessels beginning at the end of the third year of each agreement. Each agreement also had a purchase obligation at the end of the seventh year (which was equal to the outstanding principal balance at that date).
In July 2022, we closed on the sale of the MR tanker, STI Benicia. In advance of the closing of the sale, we repaid the aggregate outstanding lease obligation of $14.2 million relating to this vessel in June 2022.
In December 2022, we exercised the purchase options on all of the vessels under this leasing arrangement and repaid the aggregate outstanding lease obligation of $85.8 million as part of these transactions.
The amount outstanding was $109.7 million as of December 31, 2021, and we were in compliance with the financial covenants as of that date.
COSCO Lease Financing
In September 2018, we executed an agreement to sell and leaseback two Handymax product tankers (STI Battersea and STI Wembley) and two MR product tankers (STI Texas City and STI Meraux) to Oriental Fleet International Company Limited (the "COSCO Lease Financing"). The amounts borrowed under the arrangement were $21.2 million for each of the Handymax vessels and $22.8 million for each of the MR vessels ($88.0 million in aggregate).
Each agreement was for a fixed term of eight years, bearing interest at LIBOR plus a margin of 3.60% per annum with options to purchase the vessels beginning at the end of the second year of each agreement. Each agreement also had a purchase obligation at the end of the eighth year, which was equal to the outstanding principal balance at that date.
In December 2022, we exercised the purchase options on all vessels on the COSCO Lease Financing and repaid the aggregate outstanding lease obligation of $55.3 million as part of these transactions.
The amount outstanding was $61.1 million as of December 31, 2021, and we were in compliance with the financial covenants as of that date.
2020 CMBFL Lease Financing
In September 2020, we executed an agreement with CMB Financial Leasing Co., Ltd to sell and leaseback two MR product tankers (STI Leblon and STI Bosphorus). The aggregate borrowing amount under the arrangement was $45.4 million, which was drawn in September 2020 (the "2020 CMBFL Lease Financing").

Each agreement is for a fixed term of seven years, and we have options to purchase the vessels beginning on the third anniversary of the delivery date of each agreement. The leases bear interest at LIBOR plus a margin of 3.20% per annum and are being repaid in equal quarterly principal installments of $0.4 million per vessel. Each agreement also has a purchase option at the end of the seventh year (which is equal to the outstanding principal balance at that date). We are subject to certain terms and conditions, including financial covenants, under this arrangement which are summarized as follows:
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
The amounts outstanding were $38.1 million and $41.3 million as of December 31, 2022 and 2021, respectively, and we were in compliance with the financial covenants as of those dates.
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
The amounts outstanding were $40.6 million and $43.9 million as of December 31, 2022 and 2021, respectively, and we were in compliance with the financial covenants as of those dates.
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

The carrying values of the amounts due under the arrangement (net of the deposits made during 2021) were $80.6 million and $87.1 million as of December 31, 2022 and 2021, respectively, and we were in compliance with the financial covenants as of those dates.
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
The carrying values of the amounts due under the arrangement (net of the deposits made during 2021) were $83.7 million and $90.9 million as of December 31, 2022 and 2021, respectively, and we were in compliance with the financial covenants as of those dates.
2021 CMBFL Lease Financing
In March 2021, we received a commitment to sell and leaseback four Handymax vessels (STI Comandante, STI Brixton, STI Pimlico and STI Finchley) and one MR (STI Westminster) from CMB Financial Leasing Co. Ltd, or CMBFL (the "2021 CMBFL Lease Financing"). In March 2021, we closed on the sale and leaseback of the four aforementioned Handymax vessels under the 2021 CMBFL Lease Financing for aggregate proceeds of $58.8 million. In April 2021, we closed on the sale and leaseback of STI Westminster for aggregate proceeds of $20.25 million.
Under the 2021 CMBFL Lease Financing, each vessel is subject to a seven-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.25% per annum for the Handymax vessels and 3.20% per annum for the MR vessel. Principal payments on the leases are being repaid in equal quarterly installments of $0.3 million per Handymax vessel and $0.4 million for the MR vessel with each agreement having a purchase option at the end of each term (which is equal to the outstanding principal balance at that date). Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the third anniversary date from the delivery date of the respective vessel, with a purchase option for each vessel upon the expiration of each agreement.
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
The amounts outstanding were $68.0 million and $74.6 million as of December 31, 2022 and 2021, respectively, and we were in compliance with the financial covenants as of those dates.

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
The amounts outstanding were $50.0 million and $54.4 million as of December 31, 2022 and 2021, respectively, and we were in compliance with the financial covenants as of that date.
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
The amounts outstanding were $48.6 million and $53.9 million as of December 31, 2022 and 2021, respectively and we were in compliance with the financial covenants as of those dates.
2021 $146.3 Million Lease Financing
In November 2021, we closed on the sale and leaseback transactions for four LR2 product tankers (STI Connaught, STI Winnie, STI Lauren and STI Broadway) and two Handymax product tankers (STI Rotherhithe and STI Hammersmith) with an international financial institution (the “2021 $146.3 Million Lease Financing”). The borrowing amount under the agreement was $146.3 million in aggregate.
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

The amounts outstanding were $133.7 million and $146.3 million as of December 31, 2022 and 2021, respectively, and we were in compliance with the financial covenants as of those dates.
2021 Ocean Yield Lease Financing
In December 2021, we closed on the sale and leaseback transactions for two LR2 product tankers (STI Gallantry and STI Guard) with Ocean Yield ASA (the “2021 Ocean Yield Lease Financing”). The borrowing amount under the agreements was $70.2 million in aggregate.
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
The amounts outstanding were $63.9 million and $69.8 million as of December 31, 2022 and 2021, respectively, and we were in compliance with the financial covenants as of those dates.
2022 AVIC Lease Financing
In May and June 2022, we closed on the sale and leaseback of two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Selatar and STI Oxford) with AVIC International Leasing Co., Ltd. for aggregate proceeds of $118.4 million (the “2022 AVIC Lease Financing”). We repaid the outstanding indebtedness of $90.2 million related to these vessels on the $116.0 Million Lease Financing as part of these transactions.
Under the 2022 AVIC Lease Financing, each vessel is subject to a nine-year bareboat charter-in agreement. The lease financings bear interest at LIBOR plus a margin of 3.50% per annum and are scheduled to be repaid in equal aggregate quarterly repayments of approximately $2.3 million. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase obligation upon the expiration of each agreement. Additionally, we were required to deposit with the lessor 1% of the borrowing amount, or $1.2 million in aggregate.
Our 2022 AVIC Lease Financing includes financial covenants that require us to maintain:
•Net debt to total capitalization shall not equal or exceed 70%.
•Net worth shall always exceed $650.0 million.
•The aggregate of the fair market value of the vessels provided as collateral under the lease financing shall at all times be no less than 110% of the then aggregate outstanding principal amount.
The carrying value of the amount due under the arrangement (net of the deposits made during 2022) was $112.6 million as of December 31, 2022, and we were in compliance with the financial covenants as of that date.
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

Any Additional Notes sold were issued under that certain indenture pursuant to which we previously issued $28.1 million aggregate principal amount our Senior Notes Due 2025, on May 29, 2020 (the "Initial Notes"). The Additional Notes have the same terms as the Initial Notes (other than date of issuance), form a single series of debt securities with the Initial Notes and have the same CUSIP number and were fungible with the Initial Notes immediately upon issuance, including for purposes of notices, consents, waivers, amendments and any other action permitted under the aforementioned indenture. The Senior Notes Due 2025 are listed on the NYSE under the symbol “SBBA.”
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
The carrying values of the Senior Notes Due 2025 (net of unamortized net discount on the Additional Notes issued at market price during 2021) were $70.5 million and $70.1 million as of December 31, 2022 and 2021, respectively, and we were in compliance with the financial covenants relating to the Senior Notes Due 2025 as of those dates.
Convertible Notes Due 2022
In May 2018 and July 2018, we exchanged $188.5 million and $15.0 million, respectively, in aggregate principal amount of our 3.00% senior Convertible Notes due 2019 for $188.5 million and $15.0 million, respectively, in aggregate principal amount of newly issued unsecured Convertible Notes due 2022 bearing interest at 3.00%, or our "Convertible Notes Due 2022". The Convertible Notes Due 2022 issued in July 2018 had identical terms, were fungible with and were part of the series of Convertible Notes Due 2022 issued in May 2018. Interest was payable semi-annually in arrears on November 15 and May 15 of each year, beginning on November 15, 2018. The Convertible Notes Due 2022 matured on May 15, 2022, and the aggregate outstanding principal amount was repaid in cash upon maturity.
Upon the May and July 2018 issuances, we determined the initial carrying values of the liability components of the Convertible Notes Due 2022 to be $154.3 million and $12.2 million, respectively, based on the fair value of a similar liability that does not have any associated conversion feature. We utilized recent pricing (with adjustments made to align the tenor) on our (i) unsecured senior unsecured notes due 2019 bearing interest at 8.25% (which were repaid in March 2019), (ii) Senior Notes Due 2020 and (iii) the pricing on recently issued unsecured bonds in the shipping sector as the basis for this determination. The difference between the fair value of the liability component and the face value of the Convertible Notes Due 2022 was amortized over the term of the Convertible Notes Due 2022 under the effective interest method and recorded as part of financial expenses. The residual values (the conversion feature) of $34.2 million and $2.8 million, respectively, were recorded to Additional paid-in capital upon issuance.
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
We accounted for the 2021 Convertible Notes Exchanges as extinguishments of the original financial liability and the recognition of a new liability on the basis that the terms of the Convertible Notes Due 2022 were substantially different to the terms of the Convertible Notes Due 2025. We recorded an aggregate loss on the extinguishment of the Convertible Notes Due 2022 of $5.5 million as a result of the 2021 Convertible Notes Exchanges, which primarily arose from (i) the difference between the carrying value and the face value of the Convertible Notes Due 2022 on the date of the exchange, and (ii) transaction costs directly attributable to the 2021 Convertible Notes Exchanges. We also determined that the fair value of the equity component of the exchanged portion of the Convertible Notes Due 2022 was approximately $1.5 million. This amount was recorded as a reduction to additional paid-in capital as a result of the 2021 Convertible Notes Exchanges
The carrying value of the liability component of the Convertible Notes Due 2022 as of December 31, 2021 was $68.3 million. We incurred $0.8 million of coupon interest and $1.4 million of non-cash accretion during the year ended December 31, 2022. We incurred $2.8 million of coupon interest and $4.7 million of non-cash accretion during the year ended December 31, 2021. We were in compliance with the covenants related to the Convertible Notes Due 2022 as of December 31, 2021.
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
The Convertible Notes Due 2025 that were issued in June 2021 had the same terms as (other than date of issuance), formed a single series of debt securities with, had the same CUSIP number and were fungible with, the Convertible Notes Due 2025 that were issued in March 2021, including for purposes of notices, consents, waivers, amendments and any other action permitted under the Indenture.
Upon the March 2021 and June 2021 issuances, we determined the initial carrying value of the liability component of the Convertible Notes Due 2025, to be $132.9 million and $60.8 million, respectively. This determination was based on the fair value of a similar liability that does not have any associated conversion feature. We utilized the market pricing on unsecured bonds in the shipping sector as the basis for this determination. The residual value, attributable to the conversion feature, of $5.3 million and $2.4 million, was recorded to Additional paid-in capital upon the March 2021 and June 2021 issuances, respectively. The difference between the fair value of the liability component and the face value of the Convertible Notes Due 2025 was accreted over the term of the Convertible Notes Due 2025 under the effective interest method and recorded as part of financial expenses.
The Convertible Notes Due 2025 were our senior, unsecured obligations bearing coupon interest at a rate of 3.00% per annum. Interest was payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2021. Additionally, commencing in March 2021, principal accreted on the principal amount, compounded semi-annually, at a rate equal to approximately 5.5202% per annum, which principal amount, together with any accretions thereon, is the “Accreted Principal Amount”. The Accreted Principal Amount at maturity was expected equal 125.3% of par, which together with the 3.00% coupon interest rate, compounds to a yield-to-maturity of approximately 8.25%. The Accreted Principal Amount feature accreted over the term of the Convertible Notes Due 2025 under the effective interest method and was recorded as part of financial expenses.
In May 2022, we repurchased an aggregate $10.8 million face value of our Convertible Notes Due 2025 in the open market at an average price of $1,158.94 per $1,000 principal amount, or $12.6 million. The consideration paid included the Accreted Principal Amount, which accrued since the issuance date and equaled approximately 106% of par at the May repurchase dates.
In July 2022, we repurchased $1.5 million face value of our Convertible Notes Due 2025 in the open market at an average price of $1,145.00 per $1,000.00 principal amount, or $1.7 million. The consideration paid includes the Accreted Principal Amount, which has accrued since the issuance date and equaled approximately 107% as of the repurchase date.
As a result of these transactions, we reduced the liability and equity (the value of the conversion feature) components of the Convertible Notes Due 2025 by $12.8 million and $2.0 million, respectively, and recorded a gain of $0.5 million.

Pursuant to section 16.01 of the indenture dated March 25, 2021, we may, subject to certain exceptions, redeem the Convertible Notes Due 2025 for cash, if at any time the per share volume-weighted average price of our common shares equals or exceeds 125.4% of the conversion price then in effect on (i) each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the applicable redemption date; and (ii) the trading day immediately before such date of the redemption notice.
In November 2022, we sent a notice of redemption to all holders of the Convertible Notes Due 2025 pursuant to Section 16.01. Holders were entitled to convert their notes into shares of common stock of the Company at any time prior to the Redemption Date (of December 1, 2022), at a conversion rate equal to 30.6806 common shares per $1,000 principal amount of each note. This conversion rate consisted of (i) the conversion rate then in effect of 27.5281 common shares per $1,000 principal amount of each note (after giving effect to a recently declared dividend of $0.10 per common share with a record date of November 17, 2022), plus (ii) 3.1525 additional common shares per $1,000 principal amount pursuant to Section 14.03 of the indenture which increases the conversion rate in the event of a make-whole fundamental change as defined in the indenture.
All of the holders of the Convertible Notes Due 2025 fully converted their notes prior to the Redemption Date, resulting in the issuance of 5,757,698 common shares to settle all amounts outstanding, including accrued but unpaid interest.
As it was expected that all holders would convert their notes into shares, the economic substance of the exercise of the early redemption feature was a forced conversion. Therefore, no adjustments to the carrying amounts were made on the announcement of the early redemption. In accordance with IAS 32, we de-recognized the liability component and recognized it as equity, without any gain or loss recorded in profit or loss. The carrying value of the debt at the time of conversions was $198.9 million comprised of: (i) principal (which included the par value and the Accreted Principal Amount which had accrued since the March 2021 issuance date) of $205.1 million; (ii) less, unamortized deferred financing costs of $2.1 million; (iii) less, unamortized value attributable to the conversion feature, net of unamortized premium, of $4.2 million; and (iv) accrued coupon interest of $0.1 million.
The Convertible Notes Due 2025 were scheduled mature on May 15, 2025. The conversion rate of the Convertible Notes Due 2025 was initially 26.6617 common shares per $1,000 principal amount of Convertible Notes Due 2025 (equivalent to an initial conversion price of approximately $37.507 per common share), and was subject to adjustment upon the occurrence of certain events as set forth in the indenture governing the Convertible Notes Due 2025 (such as the payment of dividends).
The table below details the dividends issued during the years ended December 31, 2022 and 2021 and the corresponding effect on the conversion rate of the Convertible Notes Due 2025:

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
March 2, 2021	$0.10	26.6617
May 21, 2021	$0.10	26.7879
September 9, 2021	$0.10	26.9419
December 3, 2021	$0.10	27.1571
March 2, 2022	$0.10	27.3142
May 20, 2022	$0.10	27.4083
August 11, 2022	$0.10	27.4723
November 17, 2022	$0.10	27.5281
    (1) Per $1,000 principal amount of the Convertible Notes.
The carrying value of the liability component of the Convertible Notes Due 2025 as of December 31, 2021 was $202.4 million and we were in compliance with the covenants related to the Convertible Notes Due 2025 as of that date. We incurred $4.1 million of coupon interest and $8.6 million of non-cash accretion (inclusive of the Accreted Principal Amount of $8.1 million) during the year ended December 31, 2021. We incurred $5.2 million of coupon interest and $11.3 million of non-cash accretion (inclusive of the Accreted Principal Amount of $9.8 million) during the year ended December 31, 2022.

13.     Segment reporting

Information about our reportable segments for the years ended December 31, 2022, 2021 and 2020 is as follows:

For the year ended December 31, 2022

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$11,196	$243,951	$570,668	$737,058	$1,562,873	$—	$1,562,873
Vessel operating costs	(9,076)	(36,507)	(112,407)	(165,735)	(323,725)	—	(323,725)
Voyage expenses	—	(44,996)	(26,641)	(21,061)	(92,698)	—	(92,698)
Depreciation - owned or sale and leaseback vessels	(1,593)	(20,874)	(75,360)	(70,181)	(168,008)	—	(168,008)
Depreciation - right of use assets	—	—	(8,297)	(30,530)	(38,827)	—	(38,827)
General and administrative expenses	(335)	(1,367)	(4,134)	(6,230)	(12,066)	(76,065)	(88,131)
Reversal of previously recorded impairment	—	—	—	12,708	12,708	—	12,708
Net loss on sale of vessels	(44,701)	—	(12,446)	(9,339)	(66,486)	—	(66,486)
Financial expenses	—	—	—	—	—	(169,795)	(169,795)
Gain on repurchase of convertible notes	—	—	—	—	—	481	481
Financial income	20	—	—	637	657	6,227	6,884
Other income, net	1,577	—	—	—	1,577	398	1,975
Segment income or loss	(42,912)	140,207	331,383	447,327	876,005	(238,754)	637,251

For the year ended December 31, 2021

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$47,053	$50,143	$180,912	$262,678	$540,786	$—	$540,786
Vessel operating costs	(29,883)	(38,157)	(105,714)	(161,086)	(334,840)	—	(334,840)
Voyage expenses	24	(477)	(246)	(2,756)	(3,455)	—	(3,455)
Depreciation - owned or sale and leaseback vessels	(20,970)	(21,120)	(81,062)	(74,315)	(197,467)	—	(197,467)
Depreciation - right of use assets	—	(1,773)	(8,503)	(32,510)	(42,786)	—	(42,786)
General and administrative expenses	(1,158)	(1,464)	(4,050)	(6,148)	(12,820)	(39,926)	(52,746)
Financial expenses	—	—	—	—	—	(144,104)	(144,104)
Loss on exchange of convertible notes	—	—	—	—	—	(5,504)	(5,504)
Financial income	2	—	(5)	602	599	3,024	3,623
Other income and (expenses), net	—	—	—	—	—	2,058	2,058
Segment income or loss	$(4,932)	$(12,848)	$(18,668)	$(13,535)	$(49,983)	$(184,452)	$(234,435)

For the year ended December 31, 2020

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$87,026	$105,353	$375,594	$347,919	915,892	$—	$915,892
Vessel operating costs	(30,396)	(47,791)	(107,710)	(147,851)	(333,748)	—	(333,748)
Voyage expenses	(60)	(402)	(3,479)	(4,018)	(7,959)	—	(7,959)
Depreciation - owned or sale and leaseback vessels	(20,557)	(21,359)	(79,208)	(73,144)	(194,268)	—	(194,268)
Depreciation - right of use assets	—	(12,017)	(8,583)	(30,950)	(51,550)	—	(51,550)
Impairment of vessels	—	—	—	(14,207)	(14,207)	—	(14,207)
Impairment of goodwill	(2,639)	—	—	—	(2,639)	—	(2,639)
General and administrative expenses	(1,180)	(1,960)	(4,029)	(6,060)	(13,229)	(52,958)	(66,187)
Financial expenses	—	—	—	—	—	(154,971)	(154,971)
Gain on repurchase of convertible notes	—	—	—	—	—	1,013	1,013
Financial income	104	9	51	520	684	565	1,249
Other income and (expenses), net	—	—	—	—	—	1,499	1,499
Segment income or loss	$32,298	$21,833	$172,636	$72,209	$298,976	$(204,852)	$94,124

Revenue from customers representing greater than 10% of total revenue during the years ended December 31, 2022, 2021 and 2020, within their respective segments was as follows:

In thousands of U.S. dollars		For the year ended December 31,
Segment	Customer	2022	2021	2020
MR	Scorpio MR Pool Limited (1)	$639,743	$256,874	$340,937
LR2	Scorpio LR2 Pool Limited (1)	456,002	180,912	369,476
Handymax	Scorpio Handymax Tanker Pool Limited (1)	79,636	50,143	105,355
		$1,175,381	$487,929	$815,768

(1)These customers are related parties as described in Note 15.

14.     Common shares
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 500,000 common shares for issuance under the 2013 Equity Incentive Plan which was increased by an aggregate of 5,094,277 common shares through December 31, 2019 and subsequently revised as follows:
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
The following paragraphs summarize our grants of restricted stock during the years ended December 31, 2022, 2021, and 2020. The vesting periods of these grants are determined by the plan administrator and generally range from one to five years. Additionally, vesting of these grants is generally subject to a grantee's continued employment with the Company through the vesting date unless the grantee is terminated without cause or due to the grantee's death or disability.
In January 2020, we issued 469,680 shares of restricted stock to certain of our employees for no cash consideration. The share price on the issuance date was $36.73 per share. The vesting schedule for these restricted shares is (i) one-third of the shares vested on September 8, 2022, (ii) one-third of the shares vest on September 7, 2023, and (iii) one-third of the shares vest on September 5, 2024.
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
In December 2020, we issued 90,000 shares of restricted stock to our independent directors and 3,000 to an SSH employee for no cash consideration. The share price on the issuance date was $11.36 per share. The vesting schedule of the restricted stock issued to independent directors is (i) one-third of the shares vested on December 3, 2021, (ii) one-third of the shares vested on December 2, 2022, and (iii) one-third of the shares vest on December 1, 2023. The vesting schedule of restricted stock issued to the SSH employee is (i) one-third of the shares vest on June 5, 2023, (ii) one-third of the shares vest on June 4, 2024, and (iii) one-third of the shares vest on June 4, 2025.
In April 2021, we issued 276,369 shares of restricted stock to certain of our employees for no cash consideration. The share price on the issuance date was $18.38 per share. The vesting schedule for these restricted shares is (i) one-third of the shares vest on March 1, 2024, (ii) one-third of the shares vest on March 3, 2025, and (iii) one-third of the shares vest on March 2, 2026.
In April and May 2022, we issued an aggregate of 1,047,997 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuances dates was $21.33 and $26.11 per share, respectively. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vest on September 3, 2024, (ii) one-third of the shares vest on September 2, 2025, and (iii) one-third of the shares vest on September 1, 2026. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vested on December 1, 2022, (ii) one-third of the shares vest on December 1, 2023, and (iii) one-third of the shares vest on December 1, 2024.
There were 35,250 shares eligible for issuance under the 2013 Equity Incentive Plan as of December 31, 2022.
The following is a summary of activity for awards of restricted stock during the years ended December 31, 2022 and 2021:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2020	3,806,773	$24.19
Granted	276,369	18.38
Vested	(1,085,150)	25.27
Forfeited	—	—
Outstanding and non-vested, December 31, 2021	2,997,992	23.27
Granted	1,047,997	21.39
Vested	(1,337,500)	25.11
Forfeited	(2,500)	16.66
Outstanding and non-vested, December 31, 2022	2,705,989	$21.63
Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.
Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the year ending December 31, 2023	13,198	703	13,901
For the year ending December 31, 2024	7,910	222	8,132
For the year ending December 31, 2025	3,427	—	3,427
For the year ending December 31, 2026	1,095	—	1,095
	$25,630	$925	$26,555

 Dividend Payments
The following dividends were paid during the years ended December 31, 2022, 2021 and 2020.

Dividends	Date
per share	Paid
$0.100	March 13, 2020
$0.100	June 15, 2020
$0.100	September 29, 2020
$0.100	December 14, 2020
$0.100	March 15, 2021
$0.100	June 15, 2021
$0.100	September 29, 2021
$0.100	December 15, 2021
$0.100	March 15, 2022
$0.100	June 15, 2022
$0.100	September 15, 2022
$0.100	December 15, 2022

Convertible Notes Due 2025
In December 2022, all of the holders of the Convertible Notes Due 2025 converted their notes into an aggregate 5,757,698 of our common shares, as described in Note 12.
2015 Securities Repurchase Program
In May 2015, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of our securities.
During the year ended December 31, 2020, we acquired an aggregate of 1,170,000 of our common shares at an average price of $11.18 per share for a total of $13.1 million.
Between July 1, 2020 and September 30, 2020 we repurchased $52.3 million face value of our Convertible Notes Due 2022 at an average price of $894.12 per $1,000 principal amount, or $46.7 million and we recorded a $1.0 million gain on repurchase of Convertible Notes within the consolidated statements of income or loss.
2020 $250 Million Securities Repurchase Program
In September 2020, our Board of Directors authorized a new securities repurchase program to purchase up to an aggregate of $250 million of securities, which, in addition to our common shares, consisted of our Senior Notes Due 2025 (NYSE: SBBA), Convertible Notes Due 2022, and Convertible Notes Due 2025 at the date of authorization. The aforementioned repurchases of common stock and our convertible notes were executed under the 2015 Securities Repurchase Program, which was terminated upon the authorization of the 2020 $250 Million Securities Repurchase Program. We had the following activity under our 2020 $250 Million Securities Repurchase Program during the year ended December 31, 2022:
•In May and July 2022, we repurchased $10.8 million and $1.5 million, respectively, in aggregate principal amount of our Convertible Notes Due 2025 in the open market for $12.6 million and $1.7 million.
•Through October 2022, we repurchased an aggregate of 3,120,341 of our common shares at an average price of $38.66 per share. These repurchases include the repurchase of 1,293,661 of our common shares from Eneti Inc., a related party, for $38.65 per share and 1,826,680 common shares in the open market for an average price of $38.66 per share.
2022 $250 Million Securities Repurchase Program
In October 2022, our Board of Directors authorized a new securities repurchase program to purchase up to an aggregate of $250 million of securities, which, in addition to our common shares, consisted of our Senior Notes Due 2025 (NYSE: SBBA), and Convertible Notes Due 2025 at the date of authorization. The 2020 $250 Million Securities Repurchase Program was terminated upon the authorization of the 2022 $250 Million Securities Repurchase Program.
In December 2022, we repurchased 789,532 of our common shares in the open market at an average price of $51.61 per share under the 2022 $250 Million Securities Repurchase Program.

There were 11,429,197 and 7,519,324 common shares held in treasury at December 31, 2022 and 2021, respectively.
We had $209.3 million remaining under our 2022 $250 Million Securities Repurchase Program as of December 31, 2022. This program was terminated in February 2023 and replaced with a new securities repurchase program as described in Note 23. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
Shares outstanding
We currently have 175,000,000 registered shares authorized of which 150,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 are designated as preferred shares with a par value of $0.01.
As of December 31, 2022, we had 61,262,838 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.
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
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the consolidated statements of income or loss and balance sheets are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2022	2021	2020
Pool revenue(1)
Scorpio MR Pool Limited	$639,743	$256,874	$340,937
Scorpio LR2 Pool Limited	456,002	180,912	369,476
Scorpio Handymax Tanker Pool Limited	79,636	50,143	105,355
Scorpio LR1 Pool Limited	11,196	47,053	87,028
Voyage revenue(2)	5,657	—	2,334
Time charter-out revenue (3)	2,358	—	—
Voyage expenses(4)	(9,194)	(1,461)	(3,507)
Vessel operating costs(5)	(33,084)	(35,427)	(33,896)
Administrative expenses(6)	(13,175)	(13,557)	(13,876)

Purchases of bunkers(7)	(45,957)	(2,561)	(3,556)

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
(3)These transactions relate to revenue earned for certain vessels on time charter, which have been time chartered out through SSH to the end customer.
(4)Related party expenditures included within voyage expenses in the consolidated statements of income or loss consist of the following:

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
•Voyage expenses also consist of $2.4 million, $19,175 and $4,925 charged by related party port agents during the years ended December 31, 2022, 2021 and 2020. SSH has a majority equity interest in port agents that provide supply and logistical services for vessels operating in the regions.

(5)Related party expenditures included within vessel operating costs in the consolidated statements of income or loss consist of the following:
•Technical management fees of $29.8 million, $32.7 million, and $31.9 million charged by SSM, a related party, during the years ended December 31, 2022, 2021 and 2020 respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $141.2 million, $152.0 million, and $146.0 million during the years ended December 31, 2022, 2021, and 2020 respectively. SSM's annual technical management fee is a fixed fee of $175,000 per vessel plus certain itemized expenses pursuant to the technical management agreement.
•Vessel operating expenses of $3.3 million, $2.7 million, and $2.0 million charged by a related party port agent during the years ended December 31, 2022, 2021 and 2020, respectively.
(6)We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH also administers the payroll for certain of our employees. SSH is a related party to us. The services provided to us by SSH may be sub-contracted to other entities within Scorpio. The expenses incurred under this agreement were recorded in general and administrative expenses in the consolidated statement of income or loss and were as follows:
•The expense for the year ended December 31, 2022 of $13.2 million included (i) administrative fees of $11.0 million charged by SSH, (ii) restricted stock amortization of $2.0 million, which relates to the issuance of an aggregate of 493,300 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $81,762 to SSH and $36,869 to SCM.
•The expense for the year ended December 31, 2021 of $13.6 million included (i) administrative fees of $12.2 million charged by SSH, (ii) restricted stock amortization of $1.3 million, which relates to the issuance of an aggregate of 315,950 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $51,962 to SSH and $14,726 to SCM.
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
(7)These amounts represent bunkers purchased from a related party which, for vessels operating in the spot market, are initially recorded as part of inventory on the balance sheet prior to being consumed.

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2022	2021
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$236,389	$36,216
Prepaid expenses (SSM) (2)	5,450	3,426
Accounts receivable (SSH)	4,976	—
Prepaid expenses (related party port agent)	98	—
Prepaid expenses (SCM)	84	—
Other assets (pool working capital contributions) (3)	53,161	73,161
Liabilities:
Accounts payable and accrued expenses (owed to the Scorpio Pools)(4)	10,090	2,548
Accounts payable and accrued expenses (related party bunker supplier)	2,380	—
Accounts payable and accrued expenses (related party port agent)	955	674
Accounts payable and accrued expenses (SSM)	823	9,844
Accounts payable and accrued expenses (SCM)	540	25
Accounts payable and accrued expenses (SSH)	287	1,888

(1)Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of December 31, 2022 included $0.6 million of working capital contributions made on behalf of our vessels to the Scorpio Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:
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
(4)    Accounts payable and accrued expenses owned to the Scorpio Pools relate to expenses incurred by the Scorpio Pools on behalf of certain of our vessels.
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

During the year ended December 31, 2022, we sold 18 vessels, consisting of three LR2s, 12 LR1s and three MRs. Pursuant to the Revised Master Agreement with SCM and SSM, in the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of commercial and technical management fees would be due and payable upon the sales of these vessels.
Termination fees of $2.5 million and $1.4 million were paid to SCM and SSM respectively, during the year ended December 31, 2022 as a result of these sales.
SSH also owns a non-controlling 7.5% interest in the buyer of one of the MR product tankers. SSH also has an interest in the entity that bareboat chartered-in one of the MR product tankers that we sold in 2022. During 2022, we received an insurance claim of $1.7 million for certain repairs that this vessel required but were not yet undertaken. As part of the sale of this vessel, we forwarded these funds to SSH in August 2022.
In August 2022, we repurchased 1,293,661 of our common shares from Eneti Inc., a related party, for $38.65 per share.
 Key management remuneration
The table below shows key management remuneration for the years ended December 31, 2022, 2021, and 2020:

	For the year ended December 31,
In thousands of U.S. dollars	2022	2021	2020
Short-term employee benefits	$32,663	$5,488	$10,989
Share-based compensation (1)	13,777	17,476	22,217
Total	$46,440	$22,964	$33,206

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

16.     Vessel revenue
During the years ended December 31 2022, we had 14 vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater), respectively. There were no vessels that earned revenue through long-term time-charter contracts during the years ended December 31, 2021 and 2020. The remaining vessels earned revenue from the Scorpio Pools or in the spot market. The following table sets forth our revenue, by employment type, for these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2022	2021	2020
Pool revenue	$1,186,577	$534,982	$902,796
Voyage revenue (spot market)	328,087	5,804	13,096
Time charter revenue	48,209	—	—
	$1,562,873	$540,786	$915,892
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
The following table summarizes the lease and non-lease components of revenue from time charter-out and pool revenue during the years ended December 31, 2022, 2021 and 2020. These figures are not readily quantifiable as the Company's contracts (with the Scorpio pools or under time charter-out arrangements) do not separate these components. We do not view pool and time charter-out revenue as two separate streams of revenue. Nevertheless, we have estimated these amounts by reference to (i) third party, published time charter rates for the lease component, and (ii) an approximation of the fair market value of vessel operating expenses for the non-lease component.

	For the year ended December 31,
In thousands of U.S. dollars	2022	2021	2020
Lease component of revenue from time charter-out and pool revenue	$879,168	$280,633	$548,988
Non-lease component of revenue from time charter-out and pool revenue	355,618	254,349	353,808
	$1,234,786	$534,982	$902,796
We entered into time charter-out agreements on 14 vessels during the year ended December 31, 2022. The terms of the agreements, including the dates of commencement are summarized as follows:

Vessel	Vessel class	Term	Rate ($/day)		Commencement date
STI Gratitude	LR2	Three years	$28,000	(1)	May-22
STI Guard	LR2	Five years	$28,000	(2)	July-22
STI Gladiator	LR2	Three years	$28,000	(3)	July-22
STI Guide	LR2	Three years	$28,000	(3)	July-22
STI Marshall	MR	Three years	$23,000	(4)	July-22
STI Magnetic	MR	Three years	$23,000	(5)	July-22
STI Miracle	MR	Three years	$21,000	(6)	August-22
STI Memphis	MR	Three years	$21,000	(7)	June-22
STI Goal	LR2	Three years	$30,000	(8)	August-22
STI Lombard	LR2	Three years	$32,750	(9)	September-22
STI Gauntlet	LR2	Three years	$32,750		November-22
STI Duchessa	MR	Three years	$25,000		October-22
STI Lavender	LR2	Three years	$35,000		December-22
STI Grace	LR2	Three years	$37,500	(10)	December-22
(1)    This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(2)    This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day. The charterers have the option to convert the term of this agreement to three years at $30,000 per day, which must be declared within 30 months after the delivery date.
(3)    This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(4)    This vessel commenced a time charter in July 2022 for three years at a rate of $23,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $24,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $25,000 per day. If this second option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.
(5)    This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three years period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. The charterers have the option to extend the term of this agreement for an additional year at $24,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.
(6)    This vessel commenced a time charter in August 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three years period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.
(7)    This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three years period, which is payable during the first six months at $30,000 per day, the next 6 months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.
(8)    This vessel commenced a time charter in August 2022 for three years at a rate of $30,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $32,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $34,000 per day.
(9)    This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.
(10)    This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three years period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day.
IFRS 15 Revenue from Contracts with Customers

Given the changes in trading patterns for refined petroleum products brought on by the conflict in Ukraine beginning in March 2022, we had an increased number of vessels trading in the spot market during the year ended December 31, 2022. For vessels operating in the spot market, we recognize revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. We also consider short-term time charters (with initial terms of less than one year) as spot market voyages. These voyages are accounted for under IFRS 16 – Leases (given the contractual nature of the agreements), but are disclosed as spot market voyages in the table above given their short term nature, and greater exposure to spot market volatility.
Under spot market voyage charters, we pay voyage expenses, and therefore this increase in spot market revenue during the year ended December 31, 2022 also resulted in an increase in voyage expenses. Voyage expenses for the year ended December 31, 2022 consisted of bunker consumption of $50.2 million, port and agency expenses of $23.2 million, voyage related insurance of $7.7 million, and other voyage related expenses (including commissions) of $11.6 million.
17.     Crewing costs
The following table sets forth the components of our crew expenses, including crew benefits, during the years ended December 31, 2022, 2021 and 2020, respectively.

	For the year ended December 31,
In thousands of US dollars	2022	2021	2020
Short term crew benefits (i.e. wages, victualing, insurance)	155,782	171,546	173,912
Other crewing related costs	24,743	26,311	24,375
	$180,525	$197,857	$198,287
There are no material post-employment benefits for our crew.

18.     General and administrative expenses
General and administrative expenses primarily represent employee benefit expenses, professional fees and administrative fees payable to SSH under our administrative services agreement (as described in Note 15).
Employee benefit expenses (excluding crew) consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2022	2021	2020
Short term employee benefits	$46,678	$10,841	$18,099
Share based compensation (see Note 14)	20,397	22,931	28,506
	$67,075	$33,772	$46,605
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.

19.     Financial expenses
The following table sets forth the components of our financial expenses for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,
In thousands of U.S. dollars	2022	2021	2020
Interest expense on debt, net of capitalized interest (1)	$137,123	$115,983	$132,423
Accretion of convertible notes (as described in Note 12)	12,718	13,265	8,413
Amortization of deferred financing fees	6,385	7,570	6,657
Loss on extinguishment of debt and write-off of deferred financing fees (2)	11,463	3,604	4,056
Accretion of premiums and discounts on debt (3)	2,106	3,682	3,422
Total financial expenses	$169,795	$144,104	$154,971
 (1)    The increase in interest expense, net of capitalized interest during the year ended December 31, 2022 is primarily attributable to higher average LIBOR rates compared to the year ended December 31, 2021. As a result of the easing of COVID-19 restrictions, the related economic recovery and corresponding inflationary pressures, LIBOR rates increased significantly throughout 2022. The increases in LIBOR rates were partially offset by the overall reductions in the our indebtedness arising from the sales of 18 vessels (and repayments of the related debt or lease financing obligations) along with the exercise of purchase options on 22 lease financed vessels, the maturity of the Convertible Notes Due 2022 in May 2022, and the conversion of the Convertible Notes Due 2025 in December 2022. The combination resulted in higher interest expense for the year ended December 31, 2022 compared to December 31, 2021 despite the decrease in the average carrying value of our debt to $2.69 billion during the year ended December 31, 2022 compared to $3.14 billion for the year ended December 31, 2021.
The decrease in interest expense during the year ended December 31, 2021 is primarily attributable to lower LIBOR rates. As a result of the COVID-19 pandemic, LIBOR rates decreased significantly during the year ended December 31, 2020. Given the timing of when interest rates are fixed on our variable rate borrowings, this increase primarily impacted our interest expense in the second half of that year and throughout 2021. The average carrying value of our debt was relatively unchanged at $3.14 billion compared to $3.13 billion for the years ended December 31, 2021 and 2020, respectively.
Interest payable during those periods was offset by interest capitalized of $0.2 million, $0.2 million and $1.4 million, during the years ended December 31, 2022, 2021, and 2020 respectively.
(2)     The loss on extinguishment of debt and write-off of deferred financing fees during the year ended December 31, 2022 include (i) $6.6 million of write-offs of deferred financing fees related to the repayments of debt for the 18 vessels sold during the year along with the notifications to exercise purchase options on certain lease financed vessels during the year, (ii) $4.9 million in costs related to the extinguishment of debt, (iii) $0.9 million of write-offs of the discounts related to the payment of indebtedness on certain vessels sold and to the notifications to exercise purchase options on certain vessels, and (iv) a gain of $0.9 million related to the adjustment of the carrying values of certain sale and leaseback arrangements related to the notifications to exercise purchase options.
The loss on extinguishment of debt and write-off of deferred financing fees during the year ended December 31, 2021 include (i) $3.0 million of write-offs of deferred financing fees related to the refinancing of existing indebtedness on certain vessels and (ii) $0.6 million of write-offs of the premium and discounts related to the refinancing of existing indebtedness on certain vessels.
The loss on extinguishment of debt and write-off of deferred financing fees during the year ended December 31, 2020 include write-offs of deferred financing fees of (i) $2.7 million related to the refinancing of existing indebtedness on certain vessels, (ii) $2.0 million of cash prepayment fees, primarily from CSSC Lease Financing (as described in Note 12), offset by (iii) $0.7 million of the premium and discounts related to the refinancing of existing indebtedness on certain vessels.
(3)     The accretion of premiums and discounts primarily represents the accretion or amortization of the fair value adjustments relating to the indebtedness assumed as part of the 2017 acquisition of Navig8 Product Tankers Inc.

20.     Tax
Scorpio Tankers Inc. and its vessel-owning or leasing subsidiaries are incorporated in either the Republic of the Marshall Islands or in Singapore. We are not subject to Marshall Islands’ income tax in accordance with the income tax laws of the Marshall Islands, and we are eligible for tax exemptions in accordance with the income tax laws of Singapore. Based upon review of applicable laws and regulations, and after consultation with counsel, we do not believe we are subject to material income taxes in any jurisdiction, including the United States of America. Therefore, we did not have any income tax charges, benefits, or balances as of or for the periods ended December 31, 2022, 2021 and 2020.

21.     Earnings / (loss) per share
The calculation of both basic and diluted loss per share is based on net loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
In thousands of U.S. dollars except for share data	2022	2021	2020
Net income / (loss) attributable to equity holders of the parent - basic	$637,251	$(234,434)	$94,124
Convertible notes interest expense, accretion, and deferred financing amortization	19,584	—	—
Net income / (loss) attributable to equity holders of the parent - diluted	$656,835	$(234,434)	$94,124

Basic weighted average number of shares	55,455,277	54,718,709	54,665,898
Effect of dilutive potential basic shares:
Restricted stock	2,610,544	—	1,726,413
Convertible notes	5,445,455	—	—
	8,055,999	—	1,726,413
Diluted weighted average number of shares	63,511,276	54,718,709	56,392,311

Earnings / (Loss) Per Share:
Basic	$11.49	$(4.28)	$1.72
Diluted	$10.34	$(4.28)	$1.67
During the year ended December 31, 2022, the inclusion of potentially dilutive shares relating to unvested restricted stock and our Convertible Notes Due 2022 and Convertible Notes Due 2025 were included in the computation of diluted earnings per share because their effect was dilutive. The inclusion of potentially dilutive shares of unvested restricted stock reflects the dilutive impact of 2,705,989 unvested shares of restricted stock. The inclusion of potentially dilutive shares relating to our Convertible Notes Due 2022 and Convertible Notes Due 2025 represents the potentially dilutive shares arising from these instruments for an aggregate of 7,661,365 shares. The Convertible Notes Due 2022 matured in May 2022 and were repaid in cash upon maturity. Accordingly, the potentially dilutive impact of this instrument is included in the weighted average number of shares for a portion of the period, through the maturity date. In December 2022, all of the holders of the Company's Convertible Notes Due 2025 converted their notes into an aggregate of 5,757,698 common shares of the Company. Accordingly, the potentially dilutive impact of this instrument was included in the weighted average number of shares for a portion of the period, through the conversion date.
During the year ended December 31, 2021, we incurred a net loss and as a result, the inclusion of potentially dilutive shares relating to unvested shares of restricted stock and our Convertible Notes Due 2022 and Convertible Notes Due 2025 were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.  Accordingly, interest expense, deferred financing amortization, and the potentially dilutive securities relating to the conversion of the Convertible Notes Due 2022 and Convertible Notes Due 2025 (representing 7,324,132 shares of common stock for the year ended December 31, 2021) along with the potentially dilutive impact of 2,997,992 unvested shares of restricted stock were excluded from the computation of diluted loss per share for the year ended December 31, 2021.
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
The fair values and carrying values of our financial instruments at December 31, 2022 and 2021, respectively, are shown in the table below.
Categories of Financial Instruments

	As of December 31, 2022		As of December 31, 2021
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$376,870	$376,870	$230,415	$230,415
Restricted cash (2)	783	783	4,791	4,791
Accounts receivable (3)	276,700	276,700	38,069	38,069
Investment in BWTS (4)	1,751	1,751	1,751	1,751
Working capital contributions to Scorpio Pools (5)	53,161	53,161	73,161	73,161
Seller's credit on sale leaseback vessels (6)	11,430	11,430	10,793	10,793

Financial liabilities
Accounts payable (7)	$28,748	$28,748	$35,080	$35,080
Accrued expenses (7)	91,508	91,508	24,906	24,906
Secured bank loans (8)	226,896	226,896	566,310	566,310
Sale and leaseback liability (9)	1,139,877	1,140,614	1,648,993	1,639,991
IFRS 16 - lease liability (10)	495,234	495,875	575,834	575,377
Unsecured Senior Notes Due 2025 (11)	69,639	70,571	69,366	70,209
Convertible Notes Due 2022 (12)	—	—	69,059	69,695
Convertible Notes Due 2025 (12)	—	—	195,438	208,133
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
(5)    Non-current working capital contributions to the Scorpio Pools are repaid, without interest, upon a vessel’s exit from the pool. For all owned vessels, excluding those under long-term time charters, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets.  We consider that their carrying values approximate fair value given that the amounts due are contractually fixed based on the terms of each pool agreement.
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
(8)     The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $2.8 million and $6.4 million of unamortized deferred financing fees as of December 31, 2022 and 2021, respectively.
(9)    The carrying value of our obligations due under sale and leaseback arrangements are measured at amortized cost using the effective interest method. With the exception of our fixed rate sale and leaseback arrangements (as denoted in Note 12), we consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. The fair value of leases with fixed payments are measured at the net discounted value of the remaining minimum lease payments using our incremental borrowing rate at December 31, 2022. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $8.2 million and $13.1 million of unamortized deferred financing fees as of December 31, 2022 and 2021, respectively.
(10)    The carrying value of our lease obligations that are being accounted for under IFRS 16 are measured at the present value of the minimum lease payments under each contract. These leases are mainly comprised of the leases acquired as part of the Trafigura Transaction. We consider that their carrying value approximates fair value because the interest rates on these leases change with, or approximate, market interest rates and the credit risk of the Company has remained stable. The fair value of leases with fixed payments are measured at the net discounted value of the remaining minimum lease payments using our incremental borrowing rate at December 31, 2022 and 2021. Accordingly, we consider their fair value to be a Level 2 measurement.
(11)    The carrying value of our Senior Notes Due 2025 is measured at amortized cost using the effective interest method. The carrying value of our Senior Notes Due 2025 shown in the table above is their face value. The Senior Notes due 2025 are shown net of $1.7 million of deferred financing fees and $0.1 million of unamortized discount on our consolidated balance sheet as of December 31, 2022. The Senior Notes due 2025 are shown net of $2.3 million of deferred financing fees and $0.2 million of unamortized discount on our consolidated balance sheet as of December 31, 2021. Our Senior Notes Due 2025 are quoted on the NYSE under the symbol 'SBBA'. We consider their fair value to be a Level 1 measurement due to their quotation on an active exchange.
(12)    The Convertible Notes due 2022 matured on May 15, 2022 and the aggregate outstanding principal amount was repaid in cash upon maturity. In December 2022, all of the holders of the Company's Convertible Notes due 2025 converted their notes into an aggregate of 5,757,698 common shares of the Company.
The carrying values of our Convertible Notes due 2022 and 2025 shown in the table above are their face value as of December 31, 2021. The liability components of the Convertible Notes due 2022 and 2025 were recorded within Long-term debt on the consolidated balance sheet as of December 31, 2021. The equity components of the Convertible Notes due 2022 and 2025 were recorded within Additional paid-in capital on the consolidated balance sheet as of December 31, 2021. These instruments were quoted in inactive markets and are valued based on their quoted prices on the recent trading activity. Accordingly, we consider their fair value to be a Level 2 measurement as of December 31, 2021.
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
Spot market rate risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes operating in the spot market or in the Scorpio Pools would have increased or decreased our operating income by $40.3 million, $46.9 million and $46.2 million for the years ended December 31, 2022, 2021, and 2020, respectively.
Interest rate risk
The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2022 would have decreased/increased by $22.8 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities, lease financing arrangements and leases being accounted for under IFRS 16 as described in Notes 6 and 12.
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
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2020 would have decreased/increased by $26.7 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities, lease financing arrangements and leases being accounted for under IFRS 16 that were in place during that year.
Interest in most of our financing agreements has been based on published rates for LIBOR. The ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all U.S. Dollar LIBOR tenors will cease on June 30, 2023. As such, we will need to transition our existing loan and lease financing agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.
In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.”
Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates, and SOFR over time may bear little or no relation to the historical indicative data. Additionally, our credit facilities or lease financing arrangements may include a credit adjustment on SOFR due to LIBOR representing an unsecured lending rate while SOFR represents a secured lending rate. The possible volatility of and uncertainty around SOFR as a LIBOR replacement rate and the applicable credit adjustment could result in higher borrowing costs for us, which may adversely affect our liquidity, financial condition, and results of operations.
As described in Note 23, we have executed credit facilities in 2023 that are based on SOFR. We have also commenced discussions with our existing financing institutions and expect to execute amendments to our loan and leasing agreements changing the reference rate to SOFR.
Credit risk
Credit risk is the potential exposure of loss in the event of non-performance by customers and derivative instrument counterparties.
We only place cash deposits with major banks covered with strong and acceptable credit ratings.
Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial manager. We did not experience any material credit losses on our accounts receivables portfolio in the years ended December 31, 2022, 2021, and 2020.

The carrying amount of financial assets recognized on our consolidated financial statements represents the maximum exposure to credit risk without taking into account the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2022, 2021, and 2020.
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
Financing risks
During 2023, and in addition to our regularly scheduled debt and lease repayments, we have committed to the following:
•The exercise of the purchase options on two MR product tankers (STI Brooklyn and STI Ville) and two LR2 product tankers (STI Rose and STI Rambla) under our AVIC Lease Financing. These purchases closed in January 2023 resulting in a reduction of the related lease liability of $77.8 million.
•The exercise of the purchase options on three LR2 product tankers (STI Sanctity, STI Steadfast and STI Supreme) that are currently financed under our Ocean Yield sale and leaseback arrangement. The purchase of STI Sanctity closed in March 2023 for $27.8 million and the remaining purchases are expected to occur in the second, and third quarters of 2023 and result in an aggregate reduction of the related lease liability of $55.6 million.
•The exercise of the purchase options on STI Grace and STI Jermyn which are financed under the 2021 CSSC Lease Financing. These purchases are expected to result in an aggregate reduction of the lease liability of $46.9 million and are expected to occur in May 2023.
•The exercise of the purchase options on STI Lavender, STI Magnetic, STI Marshall and STI Miracle which are financed under the IFRS 16 - Leases - $670.0 Million lease financing. These purchases are expected to result in an aggregate reduction of the lease liability of $102.9 million and are expected to occur in May 2023.
We do not have any other debt or leasing financing arrangements that are scheduled to mature or expire within twelve months from the date of these financial statements.
While we believe our current financial position is adequate to address these cash outflows, a deterioration in economic conditions could cause us to breach the covenants under our financing arrangements and could have a material adverse effect on our business, results of operations, cash flows and financial condition. These circumstances could cause us to seek covenant waivers from our lenders and to pursue other means to raise liquidity, such as through the sale of vessels or in the capital markets, to meet our obligations.

COVID-19 risks
Since the beginning of calendar year 2020, the outbreak of the COVID-19 virus has resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets, the effects of which continued throughout 2021 and 2022. The easing of restrictive measures that were put in place to combat the spread of the virus, and the successful roll-out of vaccines, has served as a catalyst for an economic recovery in many countries throughout the world, which has, in part, led to a vastly improved financial performance starting in the second quarter of 2022. Nevertheless, we expect that the COVID-19 virus will continue to cause volatility in the commodities markets in the future. In particular, the spread of more contagious and vaccine resistant variants, along with the continued implementation of restrictive measures by governments in certain parts of the world, have hampered a full re-opening of the global economy. The scale and duration of these circumstances is unknowable but could have a material impact on our earnings, cash flow and financial condition. An estimate of the impact on our results of operations, financial condition, and future performance cannot be made at this time.
Conflict in Ukraine
The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union’s recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively. We cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. We cannot predict what effect the higher price of oil and petroleum products will have on demand, and it is possible that the current conflict in Ukraine could adversely affect our financial condition, results of operations, and future performance.
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
Remaining contractual maturity on secured and unsecured credit facilities, sale and leaseback liabilities and IFRS-16 lease liabilities
The following table details our remaining contractual maturity for our secured and unsecured credit facilities, sale and leaseback, and IFRS-16 lease liabilities. The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay. The table includes both interest and principal cash flows.
As the interest cash flows are not fixed, the interest amount included has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

	As of December 31,
In thousands of U.S. dollars	2022	2021
Less than 1 month	$100,660	$20,172
1-3 months	87,811	98,407
3 months to 1 year	315,035	477,055
1-3 years	764,028	914,599
3-5 years	766,150	1,359,473
5+ years	421,816	880,531
Total	$2,455,500	$3,750,237
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
23.     Subsequent events
Time charter-out
In March 2023, we entered into a time charter-out agreement on an LR2, STI Jermyn, for three years at an average rate of $40,000 per day. This charter is expected to commence in April 2023.
Declaration of dividend
On February 15, 2023, our Board of Directors declared a quarterly cash dividend of $0.20 per common share, which is expected to be paid on March 31, 2023 to all shareholders of record as of March 7, 2023.
Securities repurchase program
From January 1, 2023 through February 15, 2023, we have repurchased an aggregate of 1,891,303 of our common shares in the open market at an average price of $50.27 per share.
On February 15, 2023, our Board of Directors authorized a new securities repurchase program (the "2023 Securities Repurchase Program") to purchase up to an aggregate of $250 million of our securities which, in addition to our common shares also currently consist of our Senior Unsecured Notes Due 2025. The aforementioned repurchases of common stock were executed under the previous securities repurchase program, which was terminated and any future repurchases of our securities will be made under the 2023 Securities Repurchase Program.
From February 16 through the date of the issuance of these financial statements, we have repurchased an aggregate of 332,659 of our common shares in the open market at an average price of $53.49 per share.
As of the date of this report, there is $232.2 million available under the 2023 Securities Repurchase Program.
AVIC Lease Financing
In January 2023, we exercised the purchase options on STI Brooklyn, STI Rambla, STI Rose and STI Ville on the AVIC Lease Financing and repaid the aggregate outstanding lease obligation of $77.8 million as part of these transactions.
2021 CSSC Lease Financing
In March 2023, we gave notices to exercise the purchase options on STI Grace and STI Jermyn which are financed on the 2021 CSSC Lease Financing. These purchases are expected to occur in May 2023 and the aggregate outstanding lease liability is expected to be $46.9 million at the date of purchase.
Ocean Yield Lease Financing
In March 2023, we exercised the purchase option on STI Sanctity on the Ocean Yield Lease Financing for a purchase option price $27.8 million.
IFRS 16 - Leases - $670.0 Million
In March 2023, we gave notices to exercise the purchase options on STI Lavender, STI Magnetic, STI Marshall and STI Miracle which are financed on the IFRS 16 - Leases - $670.0 Million lease financing. These purchases are expected to occur in May 2023 and the aggregate outstanding lease liability is expected to be $102.9 million at the date of purchase.
2023 $225.0 Million Credit Facility
In January 2023, we executed the 2023 $225.0 Million Credit Facility with a group of European financial institutions. In February 2023, we drew down $184.9 million and eleven product tankers (ten MRs and one LR2) were collateralized under this facility as part of the initial drawdown. The remaining amount available is expected to finance two product tankers (one MR and one LR2) and is expected to be drawn before the end of the first quarter of 2023.
The credit facility has a final maturity of five years from the signing date and bears interest at SOFR plus a margin of 1.975% per annum. The borrowings for the MRs are expected to be repaid in equal quarterly installments of $0.63 million per vessel for the first two years, and $0.33 million per vessel for the remaining term of the loan. The borrowings for the LR2s are expected to be repaid in equal quarterly installments of $0.8 million per vessel for the first two years, and $0.45 million per vessel for the remaining term of the loan.
Our 2023 $225.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.5 billion.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate outstanding principal amount of the loans outstanding
2023 $49.1 Million Credit Facility
In February 2023, we executed the 2023 $49.1 Million Credit Facility with a North American financial institution. In March 2023, we drew down $49.1 million to finance two LR2 product tankers, (STI Rose and STI Rambla). The credit facility has a final maturity of five years from the drawdown date and bears interest at SOFR plus a margin of 1.90% per annum. The borrowing is expected to be repaid in 20 equal quarterly installments of $1.2 million, in aggregate, and a balloon payment upon maturity.
Our 2023 $49.1 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.6 billion plus (i) 25% of the cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after October 1, 2022 and (ii) 50% of the net proceeds of new equity issues occurring on or after December 31, 2022.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 150% of the then aggregate outstanding principal amount of the loans outstanding