Form 20-F
period 2023-12-31
Scorpio Tankers Inc.
filed 2024-03-22
CIK 1483934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

99 Boulevard du Jardin Exotique Monaco 98000
(Address of principal executive offices)

Mr. Emanuele Lauro
+377-9798-5716
investor.relations@scorpiotankers.com
99 Boulevard du Jardin Exotique Monaco 98000
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

As of December 31, 2023 there were 53,107,765 outstanding shares of common stock, par value $0.01 per share.

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
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance, or ESG. policies;
•general domestic and international political conditions, including ongoing armed conflict between Russia and Ukraine and the developments in the Middle East, such as the armed conflict between Israel and Hamas and the related Houthi vessel attacks in the Red Sea;
•potential disruption of shipping routes due to accidents or political events;
•the length and severity of epidemics and other public health concerns, including any impact on the demand for seaborne transportation of petroleum products;
•vessel breakdowns and instances of off-hire;
•competition within our industry;
•the supply of and demand for vessels comparable to ours;
•corruption, piracy, militant activities, political instability, terrorism, and ethnic unrest in locations where we may operate;
•delays and cost overruns in drydocks or other capital projects;
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
As used herein, “SLR2P” refers to the Scorpio LR2 Pool, "MPL" refers to the Mercury Pool, “SLR1P” refers to the Scorpio LR1 Pool, “SMRP” refers to the Scorpio MR Pool, and “SHTP” refers to the Scorpio Handymax Tanker Pool, which are spot market-oriented tanker pools in which certain of our vessels operate.
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
•We are subject to complex laws and regulations, including environmental laws and regulations, that can increase our liability and adversely affect our business, results of operations, cash flows and financial condition and our available cash.
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
•Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.

•Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities and economic sanction restrictions which may affect the tanker industry and adversely affect our business.
•If our vessels call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments, it could result in monetary fines or other penalties imposed on us and may adversely affect our reputation and the market for our securities.
•Maritime claimants could arrest or attach our vessels, which would have a negative effect on our cash flows.
•Governments could requisition our vessels during a period of war or emergency, which may negatively impact our business, financial condition, results of operations and available cash.
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
•We may not realize all of the anticipated benefits of our investment in exhaust gas cleaning systems, or 'scrubbers'.
•We cannot assure you that our internal controls and procedures over financial reporting will be sufficient.
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
•If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our business, results of operations, financial condition and available cash.
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

•Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.
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
•It may be difficult to serve process on or enforce a United States judgment against us, our officers and our directors because we are a foreign corporation.
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
•Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.
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
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Periodic adjustments to the supply of and demand for oil tankers can cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequential effect on our short and medium-term liquidity. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels or to sell them on the expiration or termination of their charters, and the rates payable in respect of our vessels currently operating in tanker pools, or any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. In addition, conflicts in Ukraine and the Middle East are disrupting energy production and trade patterns, including shipping in the Black Sea, Red Sea, and elsewhere, and its continued impact on energy prices and tanker rates is uncertain. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and petroleum products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
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
•currency exchange rates;
•the distance over which oil and petroleum products are to be moved by sea;
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
•port or canal congestion, including reduction in the transits of the Panama or Suez Canals; and
•speed of vessel operation.
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
We anticipate that the future demand for our tankers will be dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products to be transported by sea.  Given the number of new tankers currently on order with shipyards, the capacity of the global tanker fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth.  Adverse economic, political, social or other developments could also have a material adverse effect on our industry and, as a result, our business and operating results.
Declines in oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth in the tanker and offshore sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry and decrease in exploration, development or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.
We are dependent on spot-oriented pools and spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

As of March 21, 2024, 95 of our vessels were employed in either the spot market or in spot market-oriented tanker pools such as the SLR2P, SMRP, SHTP or Mercury Pool, which we refer to collectively as the Scorpio Pools and which are managed by companies that are members of the Scorpio group of companies, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
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
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. According to Drewry Shipping Consultants Ltd., or Drewry, as of February 29, 2024, the newbuilding order book, which extends to 2026 and beyond, equaled approximately 7.0% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations and available cash.
In addition, product tankers may be "cleaned up" from "dirty/crude" trades and swapped back into the "clean" product tanker market which would increase the available product tanker tonnage which may in turn affect the supply and demand balance for product tankers. This could have an adverse effect on our future performance, results of operations, cash flows and financial position.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Guinea, the Gulf of Aden and the Sulu Sea. Sea piracy incidents continue to occur, with commercial tankers and drybulk vessels particularly vulnerable to such attacks.
Additionally, since December 2023, there have been multiple drone and missile attacks on commercial vessels transiting international waters in the southern Red Sea by groups believed to be affiliated with the Yemen-based Houthi rebel group purportedly in response to the ongoing military conflict between Israel and Hamas. Recent attacks on U.S. military installations in Jordan and other locations in the Middle East, the continuing military actions by the U.S. government and certain of its allies against the Houthi rebel group, which the U.S. government believes to be supported by the government of Iran, and the ongoing military conflict between Israel and Hamas continue to threaten the political stability of the region and may lead to further military conflicts, including continued hostile actions towards commercial shipping in the region. We cannot predict the severity or length of the current conditions impacting international shipping in this region and the continuing disruption of the trade routes in the region of the Red Sea. While thus far the impact of these events has been favorable to the demand for our vessels, it is also possible that they could have a material and adverse impact on our results of operations in the future.
If piracy attacks continue or result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In such circumstances, crew and security equipment costs, including costs which may be incurred to the extent we employ onboard security guards, could increase. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our vessels, or increases in cost associated with seeking to avoid such events (including increased bunker costs resulting from vessels being rerouted or travelling at increased speeds as recommended by BMP5), or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, ability to pay dividends, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Changes in fuel, or bunkers, prices may adversely affect our profits.
Since we primarily employ our vessels in the spot market or in spot market oriented pools, fuel, or bunkers, is typically the largest expense affecting our shipping operations for our vessels and changes in the price of fuel may adversely affect our profitability. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. While we believe that we can transfer increased costs to the customer, and will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the conflict between Russia and Ukraine and the military conflict between Israel and Hamas, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.
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
“Peak oil” is the year when the maximum rate of extraction of oil is reached. Recent forecasts of “peak oil” range from the 2020s to the 2040s, depending on economics and how governments respond to global warming. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, as well as shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
Our strategy is to own and operate a fleet large enough to provide global coverage, but no larger than what the demand for our services can support over a longer period by both contracting newbuildings and through acquisitions and disposals in the second-hand market. Our business is greatly influenced by the timing of investments and/or divestments and contracting of newbuildings. If we are unable to identify the optimal timing of such investments, divestments or contracting of newbuildings in relation to the shipping value cycle due to capital restraints, this could have a material adverse effect on our competitive position, future performance, results of operations, cash flows and financial position.
Volatility in economic conditions throughout the world could have an adverse impact on our results of operations and financial condition.
Our business and profitability are affected by the overall level of demand for our vessels, which in turn is affected by trends in global economic conditions. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. In the past, declines in global economic activity significantly reduced the level of demand for our vessels. While market conditions have improved, continued adverse and developing economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows, and could cause the price of our ordinary shares to decline.
Also, as a result of concerns about the stability of financial markets generally, and the solvency of counterparties specifically, the availability and cost of obtaining money from the public and private equity and debt markets may become more difficult. We cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise. These risks factors, overall, may have a material adverse effect on our results of operations and financial condition and may cause the price of our common shares to decline.
If there is an economic slowdown in the Asia Pacific region, especially in China, it may have a negative effect on our industry and financial condition. In recent history, China has had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which has had a significant impact on shipping demand. While the growth rate of China’s GDP for the year ended December 31, 2023 is estimated to be approximately 5.1%, up from a growth rate of approximately 3.0% for the year ended December 31, 2022, the market is still subject to volatility. For example, following the emergence of the COVID-19 pandemic, China experienced reduced industrial activity with temporary closures of factories and other facilities, labor shortages and restrictions on travel, resulting in a global economic slowdown.
In addition, in 2020 President Xi Jinping committed China to achieving carbon neutrality by 2060 at the UN General Assembly despite that carbon emissions are currently a prominent part of China’s economic and industrial structure as it relies heavily on nonrenewable energy sources, generally lacks energy efficiency, and has a rapidly growing energy demand. The method by which China attempts to achieve carbon neutrality by 2060, and any attendant reduction in the demand for oil, petroleum and related products, could have a material adverse effect on our business, cash flows and results of operations.
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
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. In June 2023, the Hong Kong Convention was ratified by the required number of countries, and thus will enter into force in June 2025. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.
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
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, and other acts of nature, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. For example, there have been recent threats, including piracy and drone and missile attacks on commercial vessels transiting the Red Sea and surrounding waterways, which are believed to be led by the Yemen-based Houthi rebel group purportedly in response to the armed conflict between Israel and Hamas. Such hazards may result in death or injury to persons, loss of revenues or property, payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, and interference with shipping routes (such as delay or rerouting), any of which may reduce our revenue or increase our expenses and also subject us to litigation. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.
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
International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and other trans-shipment points. Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. Under the U.S. Maritime Transportation Security Act of 2002, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.
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
Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.
Our operations are subject to risks related to pandemics, epidemics or other infectious disease outbreaks and government responses thereto. COVID-19, which was initially declared a pandemic by the World Health Organization on March 11, 2020 and was declared no longer a global health emergency on May 5, 2023, negatively affected economic conditions, supply chains, labor markets, and demand for certain shipped goods both regionally and globally as a result of government efforts to combat the pandemic, including the enactment or imposition of travel bans, quarantines and other emergency public health measures.
The extent to which our business, the global economy and the petroleum product transportation industry may be negatively affected by future pandemics, epidemics or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) volatility in the demand for and price of oil and gas; (v) shortages or reductions in the supply of essential goods, services or labor; and (vi) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that an outbreak of a new COVID-19 variant or strain, or any future infectious disease outbreak, pandemic or epidemic may have on our business, results of operations and financial condition, which could be material and adverse.
Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities and economic sanctions restrictions which may affect the tanker industry and adversely affect our business.
We are an international company and primarily conduct our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and North Korea, and Russia and Ukraine. Terrorist attacks, as well as the frequent incidents of terrorism in the Middle East and recently in the Red Sea region, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Ukraine and the Middle East, including the military conflict between Israel and Hamas, may lead to additional acts of terrorism and armed conflict around the world, which may disrupt international shipping and contribute to further economic instability in the global financial markets.

Specifically, the military conflict between Russia and Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil and refined petroleum products from Russia to the United States, United Kingdom or the European Union. We cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products and it is possible that the current conflict in Ukraine could adversely affect our financial condition, results of operations, cash flows, financial position and future performance.
Additionally, since December 2023, there have been multiple drone and missile attacks on commercial vessels transiting international waters in the southern Red Sea by groups believed to be affiliated with the Yemen-based Houthi rebel group purportedly in response to the ongoing military conflict between Israel and Hamas. Recent attacks on U.S. military installations in Jordan and other locations in the Middle East, the continuing military actions by the U.S. government and certain of its allies against the Houthi rebel group, which the U.S. government believes to be supported by the government of Iran and the ongoing military conflict between Israel and Hamas continue to threaten the political stability of the region and may lead to further military conflicts, including continued hostile actions towards commercial shipping in the region. We cannot predict the severity or length of the current conditions impacting international shipping in this region and the continuing disruption of the trade routes in the region of the Red Sea. It is also possible that these conditions could have a material and adverse impact on our financial condition, results of operations, and future performance.
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
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other acts of terrorism or piracy to disrupt international shipping. For more information see the risk factor entitled "acts of piracy on ocean-going vessels could adversely affect our business."
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
As a result of these conflicts and other potential future conflicts, insurers may increase premiums and reduce or restrict coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows, financial position and our ability to pay any cash distributions to our stockholders.
If our vessels call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments, it could result in monetary fines or other penalties imposed on us and may adversely affect our reputation and the market for our securities.

Although no vessels owned or operated by us called on ports located in countries or territories subject to country-wide or territory-wide sanctions and/or embargoes imposed by the U.S. government or other authorities (“Sanctioned Jurisdictions”) during 2023 in violation of applicable sanctions laws, and we intend to maintain compliance with all applicable sanctions and embargo laws and regulations, our vessels may call on ports in Sanctioned Jurisdictions in the future on charterers’ instructions and without our consent. If such activities result in a sanctions violation, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected. Although we endeavor to take precautions reasonably designed to mitigate such activities, including relevant provisions in charter agreements forbidding the use of our vessels in trade that would violate economic sanctions, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.
The laws and regulations of these different jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended or strengthened over time to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S. and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have been, and may be in the future, the target of sanctions. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S. administration, the EU, and/or other international bodies. In particular, the ongoing conflict in Ukraine could result in the imposition of further economic sanctions by the United States and the European Union against Russia. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, to the best of our knowledge, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.
As a result of Russia’s actions in Ukraine and the armed conflict between Israel and Hamas, the U.S., EU and United Kingdom, together with numerous other jurisdictions, have imposed significant economic sanctions which may adversely affect our ability to operate in such regions and also restrict parties whose cargo our vessels may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2023, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any future violation of applicable sanctions and embargo laws and regulations could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our securities may adversely affect the price at which our securities trade. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries or territories. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Our reputation and the market for our securities may also be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our securities may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
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
The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We may face competition from companies owning or operating more modern vessels with more fuel efficient designs than our vessels, and if new tankers are built that are more efficient or more flexible or have longer physical lives than the current generation vessels, competition from the current vessels and any more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment in which along with the foregoing could have a material adverse effect on our results of operations, charter hire payments and resale value of vessels. As a result, our available cash could be adversely affected.
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
In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and proposed new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of "greenwashing" (i.e., making unfounded claims about one's ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. On March 6, 2024, the SEC voted to adopt the proposed climate -related disclosure requirements with certain significant modifications but keeping intact the requirements to disclose, among others, Scope 1 and Scope 2 emissions. The implementation date of these rules is expected for fiscal years beginning in 2025.
MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculate “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments will enter into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.
Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan, or SEEMP, on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held in June 2021, entered into force on November 1, 2022 and became effective on January 1, 2023.

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
Moreover, from time to time, in alignment with our sustainability priorities, we may establish and publicly announce goals and commitments in respect of certain ESG items, such as shipping decarbonization. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in those voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting negative publicity could adversely affect our reputation and/or our access to capital.
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
We have retrofitted a substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers enable our ships to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. As of March 21, 2024, we have scrubbers on 85 vessels.
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
Failure to realize future benefits of our investment in scrubbers could have an adverse impact on our business, results of operations, cash flows, financial condition and available cash.
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
We have and may continue to grow by expanding our operations and adding vessels to our fleet. Any future growth will primarily depend upon a number of factors, some of which may not be within our control, including our ability to effectively identify, purchase, finance, develop and integrate any tankers or businesses. Furthermore, the number of employees that perform services for us and our current operating and financial systems may not be adequate if we expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), or entry into other financing arrangements which could, among other things, reduce our available cash. If any such events occur, our business, financial condition and results of operations may be adversely affected and the amount of cash available for distribution as dividends to our shareholders may be reduced.
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
We have acquired and may continue to acquire secondhand vessels. While we rigorously inspect previously owned or secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. A secondhand vessel may also have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock, which would reduce our fleet utilization and increase our operating costs. The market prices of secondhand vessels also tend to fluctuate with changes in charter rates and the cost of newbuild vessels, and if we sell the vessels, the sales prices may not equal and could be less than their carrying values at that time.

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
Under time charter agreements, the charterer is responsible for voyage costs and the owner is responsible for the vessel operating costs. We currently have 15 vessels on long-term time charter-out agreements (with initial terms of one year or greater). When our vessels are employed in one of the Scorpio Pools, the pool is responsible for voyage expenses and we are responsible for vessel costs. As of March 21, 2024, 95 out of 110 of our owned or lease financed vessels were employed through the Scorpio Pools. When our vessels operate directly in the spot market, we are responsible for both voyage expenses and vessel operating costs. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Further, if our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash. Please see “We will be required to make additional capital expenditures should we determine to expand the number of vessels in our fleet and to maintain all our vessels.”
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
In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, and vessels are typically drydocked every 30 - 60 months thereafter, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $1 million and $2 million, depending on the size and condition of the vessel and the location of drydocking.
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
In accordance with IFRS, we evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. We did not record an impairment charge during the years ended December 31, 2023 and 2022, though we did record an aggregate net loss of $66.5 million as a result of the sales of 18 vessels during the year ended December 31, 2022. Please see Notes 1 and 7 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.

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
•general economic, industry and market conditions; and
•other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.
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
Additionally, recently, securities of certain companies have experienced significant and extreme volatility in stock price due to short sellers of shares of common stock, known as a “short squeeze”. These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks has abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.
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

The fair market values of our vessels have generally experienced high volatility. The fair market values for tankers declined significantly from historically high levels reached in 2008 and remained at relatively low levels through 2021 and significantly improved in 2022 and 2023. Such prices may fluctuate depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other tanker companies, cost of newbuildings, applicable governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market values of our vessels decline, we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders and our subsidiaries may not be able to make distributions to us. The prepayment of certain debt facilities may be necessary to cause us to maintain compliance with certain covenants in the event that the value of the vessels falls below certain levels. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet.
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
The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive, and our industry is capital intensive and highly fragmented. Demand for transportation of oil and oil products has declined in the past, and could continue to decline, which could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies.
Our market share may decrease in the future. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than us.
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our business, results of operations, financial condition, and available cash.
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
In addition, with respect to our charter arrangements, in depressed market conditions, our charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Furthermore, it is possible that parties with whom we have charter contracts may be impacted by events in Russia and Ukraine and in the Middle East, including in the Red Sea area, and any resulting sanctions. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends on our common shares and interest on our debt securities and comply with covenants in our credit facilities.
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
Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.
We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Organization for Economic Co-operation and Development’s (“OECD”) two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, if adopted in jurisdictions in which we operate including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.
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
EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”. On February 14, 2023, the Marshall Islands was placed by the EU on its list of non-cooperative jurisdictions for tax purposes, with the EU listing the Marshall Islands, among others, as “facilitating offshore structures and arrangements aimed at attracting profits without real economic substance”. On October 17, 2023, the Council of the EU issued a press release removing the Republic of the Marshall Islands from the list of non-cooperative jurisdictions stating it “has made significant progress in enforcement of economic substance requirements”.
If the Marshall Islands is added to the list of non-cooperative jurisdictions in the future and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.
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
Our technical and commercial managers are members of the Scorpio group of companies, which is owned and controlled by the Lolli-Ghetti family, of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and our Vice President, Mr. Filippo Lauro, are members. In addition, certain of our executive officers serve in similar management positions in certain other companies within the Scorpio group of companies. These relationships may create conflicts of interest in matters involving or affecting us and our customers, including in the chartering, purchase, sale and operation of the vessels in our fleet versus vessels managed by other entities within the Scorpio group of companies. Conflicts of interest may arise between us, on the one hand, and our commercial and technical managers, on the other hand. As a result of these conflicts, our commercial and technical managers, who have limited contractual duties, may favor their own or other owner’s interests over our interests. These conflicts may have unfavorable results for us.
Our founder, Chairman and Chief Executive Officer, and Vice President have affiliations with our administrator and commercial and technical managers which may create conflicts of interest.
Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members of the Lolli-Ghetti family which owns and controls the entities within the Scorpio group of companies. Annalisa Lolli-Ghetti is the majority owner of the Scorpio group of companies (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 7.0% of our outstanding common shares. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our administrator and/or commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of the date of this annual report, our commercial and technical managers provide commercial and technical management services to approximately 47 and 17 vessels respectively, other than the vessels in our fleet, that are owned, operated or managed by entities affiliated with Messrs. Lauro, and such entities may operate or acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations. In addition, certain entities within the Scorpio group of companies may benefit from economies of scale all of which may not be passed along to us.
Certain of our officers do not devote all of their time to our business, which may hinder our ability to operate successfully.
Our Chief Executive Officer, President, Chief Operating Officer, and Vice President participate in business activities not associated with us, and as a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of other companies with which they may be affiliated, including other entities within the Scorpio group of companies. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
As of December 31, 2023, we had approximately $1.6 billion in interest-bearing debt or obligations due under leasing arrangements. Borrowings under our debt facilities and lease financing arrangements require us to dedicate a part of our cash flow from operations to the payment of interest and principal on our debt. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our secured debt facilities and certain of our lease financing arrangements bear interest at variable rates. As described in Item 11 - Quantitative and Qualitative Disclosures About Market Risk, increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as seeking to raise additional capital, refinancing or restructuring our debt, selling tankers, or reducing or delaying capital investments. However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations.
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

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands pursuant to the BCA on July 1, 2009. We provide seaborne transportation of crude oil and refined petroleum products worldwide. We began our operations in October 2009 with three vessels. In April 2010, we completed our initial public offering, and our common stock commenced trading on the New York Stock Exchange, or NYSE, under the symbol “STNG.” We have since expanded, and as of March 21, 2024, our fleet consisted of 110 wholly owned or leased financed tankers (39 LR2, 57 MR and 14 Handymax) with a weighted average age of approximately 8.1 years.
Our principal executive offices are located at 99 Boulevard du Jardin Exotique Monaco 98000 and our telephone number at that address is +377-9798-5716. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. The address of the Company's Internet site is http://www.scorpiotankers.com. None of the information contained on these websites is incorporated into or forms a part of this annual report.
Fleet Development
For information regarding our fleet please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures-Vessel acquisitions and payments for vessels under construction.”
Recent Developments
Vessel Sales
In March 2024, we sold the 2015 built MR vessel, STI Tribeca, for $39.1 million. There was no debt repayment as a result of this sale, as this vessel has been replaced by STI Galata as collateral on the 2023 $1.0 Billion Credit Facility.
In March 2024, we entered into an agreement to sell a 2013 built MR tanker, STI Larvotto, for $36.15 million. The sale of this vessel is expected to close before the end of April 2024. There will be no debt repayment as a result of this sale as the vessel is currently unencumbered.
In March 2024, we entered into an agreement to sell a 2013 built MR tanker, STI Le Rocher for $36.15 million. The sale of this vessel is expected to close in the second quarter of 2024. There will be no debt repayment as a result of this sale as the vessel is currently unencumbered.
Debt Activity
During 2024 through the date of this report, and in addition to our regularly scheduled debt and lease repayments, we have closed or committed to the following:
•The early repayment of debt on three 2014 built Handymax product tankers (STI Acton, STI Camden and STI Clapham) under our Prudential Credit Facility. These repayments were made in January 2024 resulting in a debt reduction of $33.7 million.
•The exercise of the purchase options on two MR product tankers (STI Jardins and STI San Telmo) under our 2020 SPDBFL Lease Financing. These purchases closed in January 2024 resulting in a debt reduction of $38.3 million, which excludes deposits held by the lessor of $1.4 million and purchase option fees of $0.8 million.
•The exercise of the purchase options on three MR product tankers (STI Soho, STI Osceola and STI Memphis) and one LR2 product tanker (STI Lombard) under the 2021 AVIC Lease Financing. These purchases closed in January 2024 resulting in a debt reduction of $77.4 million, which excludes deposits held by the lessor of $1.0 million and purchase option fees of $1.2 million.
•The exercise of the purchase options on three 2012 built MR product tankers (STI Topaz, STI Garnet and STI Onyx) under the BCFL Lease Financing (MRs). These purchases closed in January 2024 resulting in a debt reduction of $21.7 million.
•The exercise of the purchase options on three 2015 built MR product tankers (STI Black Hawk, STI Notting Hill and STI Pontiac) that are currently financed on the 2021 TSFL Lease Financing. The notices were delivered in December 2023 and the purchases are expected to close in the first quarter of 2024, and the aggregate lease liability at the date of repurchase is expected to be $45.6 million and excludes purchase option fees of $0.9 million.

•The exercise of the purchase options on one 2015 built MR product tanker (STI Westminster) and four 2014 built Handymax product tankers (STI Brixton, STI Comandante, STI Pimlico and STI Finchley) which are currently financed on the 2021 CMBFL Lease Financing. The notices were delivered in January 2024 and the purchases are expected to close in the first half of 2024. The aggregate lease liabilities at the dates of repurchase are expected to be $61.1 million. Additionally, purchase option fees are expected to be $0.7 million.
•The exercise of the purchase options on four lease financed product tankers consisting of two MRs (STI Gramercy and STI Queens) and two LR2s (STI Oxford and STI Selatar) that are currently financed under the 2022 AVIC Lease Financing. The notices were delivered in February 2024 and the purchases are expected to close in the first half of 2024. The aggregate lease liabilities at the dates of repurchase are expected to be $102.4 million, which excludes deposits held by the lessor of $1.2 million. Additionally, purchase option fees are expected to be $1.5 million.
In January 2024, the Company drew down $99.0 million from the 2023 $1.0 Billion Credit Facility and placed two Handymax (STI Acton and STI Camden) and four MR (STI Jardins, STI San Telmo, STI Soho and STI Osceola) product tankers as collateral under the facility.
Declaration of dividend
On February 13, 2024, our Board of Directors declared a quarterly cash dividend of $0.40 per common share, which is expected to be paid on March 27, 2024 to all shareholders of record as of March 8, 2024.
2013 Equity Incentive Plan
On February 13, 2024, the Company's Board of Directors reserved an additional 1,463,294 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
Related Party Transactions
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the revised master agreement as defined in Item 7B - Related Party Transactions. Effective January 1, 2024, under the 2024 Revised Master Agreement, the flat fees payable per day charged by SCM were increased by $35 per vessel per day. Under this agreement, commercial management fees on vessels that are not operating in any of the Scorpio Pools will be $285 per vessel per day for each LR1 and LR2 vessel and $335 per vessel per day for each Handymax and MR vessel on the effective date of January 1, 2024. For vessels operating in one of the Scorpio Pools, SCM, the pool manager, is expected to increase its fees during 2024 to $285 per vessel per day with respect to our LR2 vessels and $360 per vessel per day with respect to each of our Handymax and MR vessels. Commissions on gross revenues per charter fixture remain unchanged.
In addition, effective January 1, 2024, the fixed annual technical management fee payable to SSM was increased by $12,500 to $187,500 plus additional amounts for certain itemized services per vessel to provide technical management services for each of our owned vessels.
The EU Emissions Trading System (EU ETS), which came into effect on January 1, 2024, is a cap-and-trade system designed to limit greenhouse gas emissions from industries in the European Union. It sets a cap on the total amount of certain greenhouse gases that can be emitted by covered entities, and these entities are allocated or required to purchase permits (allowances) for their emissions. The system aims to incentivize emission reductions by allowing companies to trade allowances, creating a market-based approach to reducing emissions. In March 2024, we entered into an agreement with Geoserve Energy Transport DMCC ("Geoserve"), effective January 1, 2024, which is majority owned by the Lolli-Ghetti family, to serve as our emissions manager. Geoserve's services will include, among others, emission data monitoring and correction for commercial and regulatory compliance and procurement of carbon credits from EU approved carbon traders. Under this agreement, we will pay Geoserve emissions management fees of $350 per vessel per month and a rate of 1.25% per carbon trade.
We expect to enter into a licensing agreement with Fowe Eco Solutions Ltd. (“FOWE”), or a direct subsidiary of FOWE, whereby FOWE's fuel oil-water emulsion Cavitech systems will be installed across our entire fleet. Cavitech is FOWE's proprietary technical solution that enables cavitation treatment on various materials for instantaneous mixing, heat treatment, dispersion, and alteration of chemical bonds, the benefits of which include the elimination of unwanted sludge deposits, a cleaner and more efficient fuel burn and reduced nitrogen oxide emissions. Under the terms of the licensing agreement, we will pay FOWE approximately 33% of realized savings. Cavitech devices are expected to be installed on all of our vessels during 2024. No material upfront costs are required and an overall reduction of at least 3% in fuel costs and 100,000 tons of carbon emissions annually is expected. Scorpio Holdings Limited, a related party, owns a minority interest in FOWE.

B. Business Overview
We provide seaborne transportation of refined petroleum products worldwide. As of March 21, 2024, our fleet consisted of 110 wholly owned or leased financed product tankers (39 LR2, 57 MR and 14 Handymax) with a weighted average age of approximately 8.1 years, which we refer to collectively as our Operating Fleet.
The following table sets forth certain information regarding our Operating Fleet as of March 21, 2024:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned or lease financed
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	No
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	No
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	No
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	No
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	No
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	No
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	No
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	No
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	No
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	No
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	No
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	No
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	No
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	No
15	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Ruby	2012	49,990	—	SMRP (2)	MR	No
17	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
18	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Beryl	2013	49,990	—	SMRP (2)	MR	No
20	STI Le Rocher	2013	49,990	—	SMRP (2) (7)	MR	No
21	STI Larvotto	2013	49,990	—	SMRP (2) (7)	MR	No
22	STI Duchessa	2014	49,990	—	Time Charter (5)	MR	No
23	STI Opera	2014	49,990	—	SMRP (2)	MR	No
24	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
31	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
32	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
33	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
38	STI Memphis	2014	49,990	—	Time Charter (6)	MR	Yes
39	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes

40	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
42	STI Manhattan	2015	49,990	—	SMRP (2)	MR	Yes
43	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
45	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
46	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
47	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
48	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
50	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
51	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	No
52	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
53	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
54	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	No
55	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	No
56	STI Esles II	2018	49,990	1B	SMRP (2)	MR	No
57	STI Jardins	2018	49,990	1B	SMRP (2)	MR	No
58	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
59	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
60	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
61	STI Magnetic	2019	50,000	—	Time Charter (8)	MR	Yes
62	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
65	STI Marshall	2019	50,000	—	Time Charter (9)	MR	Yes
66	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
68	STI Miracle	2020	50,000	—	Time Charter (10)	MR	Yes
69	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
70	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
71	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
72	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
73	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
74	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
75	STI Orchard	2014	109,999	—	SLR2P (3)	LR2	Yes
76	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
77	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
78	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
79	STI Rose	2015	109,999	—	SLR2P (3)	LR2	Yes
80	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
81	STI Alexis	2015	109,999	—	MPL (4)	LR2	Yes
82	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
83	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
84	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
85	STI Connaught	2015	109,999	—	Time Charter (11)	LR2	Yes
86	STI Spiga	2015	109,999	—	MPL (4)	LR2	Yes
87	STI Kingsway	2015	109,999	—	SLR2P (3)	LR2	Yes

88	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes
89	STI Lombard	2015	109,999	—	Time Charter (12)	LR2	Yes
90	STI Grace	2016	109,999	—	Time Charter (13)	LR2	Yes
91	STI Jermyn	2016	109,999	—	Time Charter (14)	LR2	Yes
92	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
93	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
94	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
95	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
96	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
97	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
98	STI Gallantry	2016	113,000	—	SLR2P (3)	LR2	Yes
99	STI Goal	2016	113,000	—	MPL (4)	LR2	Yes
100	STI Guard	2016	113,000	—	Time Charter (15)	LR2	Yes
101	STI Guide	2016	113,000	—	Time Charter (16)	LR2	Yes
102	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
103	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes
104	STI Gauntlet	2017	113,000	—	Time Charter (17)	LR2	Yes
105	STI Gladiator	2017	113,000	—	Time Charter (16)	LR2	Yes
106	STI Gratitude	2017	113,000	—	Time Charter (18)	LR2	Yes
107	STI Lobelia	2019	110,000	—	SLR2P (3)	LR2	Yes
108	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes
109	STI Lily	2019	110,000	—	SLR2P (3)	LR2	Yes
110	STI Lavender	2019	110,000	—	Time Charter (19)	LR2	Yes

Total owned or lease financed	7,702,212

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel operates in the Mercury Pool Limited, or MPL. MPL is operated by SCM. MPL and SCM are related parties to the Company.
(5)	This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day.
(6)
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

(7)	The Company has entered into an agreement to sell this vessel which is expected to close within the first half of 2024.
(8)
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

(9)
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

(10)
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

(11)
In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $32,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $34,000 per day.

(12)	This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.
(13)	This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day.
(14)	This vessel commenced a time charter in April 2023 for three years at a rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
(15)	This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day. The charterers have the option to convert the term of this agreement to three years at $30,000 per day, which must be declared within 30 months after the delivery date.
(16)
This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.

(17)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day.
(18)
This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.

(19)	This vessel commenced a time charter in December 2022 for three years at an average rate of $35,000 per day.
Chartering Strategy
Generally, we operate our vessels in commercial pools operated by related entities, on time charters or in the spot market. The overall mix of how our vessels are employed varies from time to time based on many factors including our view of the future market conditions.
Commercial Pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market, but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market. As of March 21, 2024, 95 of the vessels in our Operating Fleet operate in one of the Scorpio Pools.

Time Charters
Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. As of December 31, 2023, 15 of our vessels (ten LR2s and five MRs) were operating on long-term charter-out agreements with terms of three years or greater. In the future, we may opportunistically look to enter more of our vessels into time charter contracts. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit if the spot market increases.
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
Management of our Fleet
Commercial and Technical Management
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the terms and conditions set forth under a revised master agreement which, for the years ended December 31, 2023 and 2022, was effective as from January 1, 2018 (the "2018 Revised Master Agreement"). In 2024, certain terms of the 2018 Revised Master Agreement were amended and restated with an effective date of January 1, 2024 (the "2024 Revised Master Agreement"). The 2024 Revised Master Agreement may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with the provisions of the 2024 Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the 2024 Revised Master Agreement or on substantially similar terms.
SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Pools. Under the 2018 Revised Master Agreement, during the year ended December 31, 2023, when our vessels were operating in one of the Scorpio Pools, SCM, the pool manager, charged fees of $300 per vessel per day with respect to our LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a 1.50% commission on gross revenues per charter fixture. These were the same fees that SCM charged other vessel owners in these pools, including third-party owned vessels. For commercial management of our vessels that were not operating in any of the Scorpio Pools, we paid SCM a fee of $250 per vessel per day for each LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.
Effective January 1, 2024, under the 2024 Revised Master Agreement, the flat fees payable per day charged by SCM were increased by $35 per vessel per day. Under this agreement, commercial management fees on vessels that are not operating in any of the Scorpio Pools will be $285 per vessel per day for each LR1 and LR2 vessel and $335 per vessel per day for each Handymax and MR vessel on the effective date of January 1, 2024. For vessels operating in one of the Scorpio Pools, SCM, the pool manager, is expected to increase its fees during 2024 to $285 per vessel per day with respect to our LR2 vessels and $360 per vessel per day with respect to each of our Handymax and MR vessels. Commissions on gross revenues per charter fixture remain unchanged.
SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Under the 2018 Revised Master Agreement, we paid SSM an annual fee of $175,000 plus additional amounts for certain itemized services per vessel to provide technical management services for each of our owned or bareboat chartered vessels. Effective January 1, 2024, under the 2024 Revised Master Agreement, the annual fees were increased to $187,500 plus additional amounts for certain itemized services per vessel.
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
Further, pursuant to our Amended Administrative Services Agreement, our Administrator, on behalf of itself and other entities within the Scorpio group of companies, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.
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
Oil Tanker Demand
In broad terms, the demand for oil products traded by sea is primarily affected by global and regional economic conditions, as well as other factors such as changes in the location of productive capacity and variations in regional prices. The demand for shipping capacity is a product of the physical quantity of the cargo (measured in terms of tons or cubic metrics, depending on the cargo), together with the distance the cargo is carried. Demand cycles move broadly in line with developments in the global economy, with growth rate of demand for products slowing significantly and becoming negative in some years in the period immediately after the global economic downturn in late 2008. Thereafter, demand started recovering gradually from 2011 with general improvement in the global macro-economic environment. Low crude prices between 2015 and 2017 induced greater consumption and thereby higher seaborne trade of crude oil as well as refined products, but this growth slowed down in 2018 because of inventory drawdown in crude as well as refined products. This decline continued in 2019 on account of lower refinery runs and weaker economic growth.
The outbreak of Covid severely affected demand for crude oil and refined petroleum products as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. Accordingly, the world seaborne tanker trade, including crude oil, oil products, and chemicals, fell 8.6% to 3,105 million tons in 2020. The decline in trade from 3,397 million tons in 2019 was mainly led by a plunge of 8.5% and 10.1% in both crude oil and oil products trade to 1,885 million tons and 931 million tons, respectively.
However, world seaborne tanker trade grew slightly to 3,168 million tons in 2021 mainly due to the sharp recovery in global oil demand, which increased 5.4 million barrels per day (mbpd) in 2021 fueled by robust economic growth, rising vaccination rates, and higher mobility levels. Several countries authorized emergency use of various Covid vaccines with widespread availability of these vaccines playing a key role in containing the pandemic, which supported the seaborne trade and demand for tankers. Global economic recovery coupled with the energy crisis, which started in October 2021, provided a further boost to oil demand in 2022, which grew 2.3 mbpd during the year.
The Russia-Ukraine conflict which started in February 2022 led to a change in trade patterns for both crude oil and products with trades shifting from Russia-Europe to Asia-Europe, Middle East-Europe, and US Gulf-Europe and thereby increasing the tonne-mile demand. The tanker market also benefited from the recovery in demand after economies started emerging from the impact of Covid. Overall, the world seaborne tanker trade volumes grew 3.3% in 2022. The seaborne trade of chemicals/vegetable oils declined in 2022 because of the weakness in organics and vegetable oil markets. While the demand for organics reduced due to prolonged lockdowns which lowered the demand and hence imports in China, the vegetable oil market suffered from the war between the top producers of sunflower oil coupled with production losses of soybean oil in Argentina.
Global seaborne tanker trade grew 3.2% in 2023, driven by robust oil demand and increased chemical trade. Oil demand benefited from the post-Covid rebound in China’s oil consumption and a healthy growth in demand in developing countries of Asia and Latin America. Firm demand for vegetable oils from India and China strengthened the chemical trade. In 2023, 3.377 million tons of crude oil, products, and vegetable oils/chemicals moved by sea, of these crude shipments constituted 2,033 million tons of cargo, 1,025 million tons of products, with the balance made up of other liquids, including vegetable oils, chemicals, and associated products.

World Seaborne Tanker Trade

	Crude Oil		Refined Products		Veg Oils/ Chemicals		Total
Year	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y	Mill T	% Y-o-Y
2002	1,756	0.3%	519	0.3%	122	7.0%	2,397	0.6%
2003	1,860	5.9%	550	6.0%	129	5.9%	2,539	5.9%
2004	1,963	5.6%	599	8.8%	141	9.5%	2,703	6.5%
2005	1,994	1.6%	646	8.0%	156	10.5%	2,796	3.5%
2006	1,996	0.1%	677	4.7%	166	6.5%	2,839	1.5%
2007	2,008	0.6%	723	6.8%	176	5.9%	2,907	2.4%
2008	2,014	0.3%	765	5.8%	179	1.8%	2,958	1.7%
2009	1,928	(4.2)%	777	1.6%	202	12.9%	2,907	(1.7)%
2010	1,997	3.6%	810	4.3%	217	7.4%	3,024	4.0%
2011	1,941	(2.8)%	860	6.3%	228	5.1%	3,029	0.2%
2012	1,988	2.4%	859	(0.2)%	240	5.3%	3,087	1.9%
2013	1,920	(3.4)%	904	5.3%	252	5.1%	3,076	(0.3)%
2014	1,904	(0.9)%	914	1.1%	252	(0.1)%	3,070	(0.2)%
2015	1,974	3.7%	963	5.3%	266	5.4%	3,203	4.3%
2016	2,050	3.9%	999	3.8%	267	0.5%	3,316	3.6%
2017	2,109	2.9%	1,043	4.4%	283	6.0%	3,435	3.6%
2018	2,096	(0.6)%	1,055	1.2%	293	3.5%	3,444	0.3%
2019	2,061	(1.7)%	1,036	(1.8)%	300	2.4%	3,397	(1.4)%
2020	1,885	(8.5)%	931	(10.1)%	289	(3.7)%	3,105	(8.6)%
2021	1,858	(1.4)%	999	7.3%	311	7.6%	3,168	2.0%
2022	1,955	5.2%	1,015	1.6%	301	(3.3)%	3,271	3.3%
2023*	2,033	4.0%	1,025	1.0%	319	6.2%	3,377	3.2%
2024F	2,047	0.7%	1,043	1.7%	307	(3.8)%	3,397	0.6%
CAGR (2018-2023)	(0.6)%		(0.6)%		1.7%		(0.4)%
CAGR (2013-2023)	0.6%		1.3%		2.4%		0.9%

* Provisional estimate
Source: GTIS, Drewry
The volume of oil moved by sea was affected by the economic recession in 2008 and 2009, but since then, renewed growth in the world economy and in oil demand has had a positive impact on seaborne trade. Oil demand has benefited from economic growth in Asia, especially in China, where oil consumption increased by a compound average growth rate (CAGR) of 3.6% between 2013 and 2023 to 14.7 mbpd. Low per capita oil consumption in developing countries, such as China and India, compared with the developed world provides scope for higher oil consumption in these economies. Conversely, oil consumption in developed OECD economies declined for much of the last decade, but in 2015, this trend was reversed for the US and some European countries primarily due to the positive impact of lower oil prices on demand for products such as gasoline. Oil demand in OECD economies declined at a CAGR of 1.2% from 47.7 mbpd in 2018 to 45.7 mbpd in 2023.

World Oil Consumption: 1992-2023*
(Million bpd)

* Provisional estimate
Source: IEA, Drewry
Global oil demand grew at a CAGR of 1.0% during 2013-2024, but plunged 9.2% to 91.5 mbpd in 2020 due to Covid-led demand destruction. However, easing mobility restrictions and resumption of economic activities coupled with the launch of several Covid vaccines, supported the demand in 2021 which increased from 90.9 mbpd in 2020 to 96.5 mbpd in 2021. Global economic recovery coupled with the energy crisis, which started in October 2021, further boosted oil demand in 2022, which grew 2.3 mbpd during the year. In 2023, growth in oil demand grew 2.3mbpd as it benefited from the post-Covid rebound in China’s oil consumption and healthy growth in demand in the developing countries of Asia and Latin America.
Oil Product Exports & Imports
Products trade surged in the last decade following developments in E&P activity in the US. The development of shale oil deposits, increased the domestic crude oil production to 12.9 mbpd, which grew at a CAGR of 5.6% between 2013 and 2023. Horizontal drilling and hydraulic fracturing triggered the shale oil revolution which increased crude oil production and thereby ensured the availability of cheaper feedstocks to local refineries. As a result, the US has become a major net exporter of products.

Oil Product Exports - Major Growth Regions
(Million bpd)

Source: JODI, Drewry
In a short span of time, the US has become the largest exporter of refined products in the world, with supplies from US Gulf Coast terminals heading to most parts of the globe. By way of illustration, US product exports grew 1.6x between 2013 and 2023 to 4.03 mbpd. A significant proportion of these exports was carried by MR product tankers, which constituted about 55% of the global product tanker fleet capacity and became the mainstay of seaborne trade of refined petroleum products. However, lower crude oil prices in 2015 and 2016 adversely impacted the country’s shale oil producers, and accordingly, crude production in the region declined from May 2015 to September 2016. Nevertheless, the production cut by OPEC members from January 2017 came as a relief for domestic producers and US crude production continued to increase; the US became the largest crude producer in the world in September 2018. During this period, from 2015 to 2019, the country’s crude production increased at a CAGR of 6.7%, but in 2020 US crude oil production declined 8.1% year over year to 11.3 mbpd following the sharp fall in crude oil prices amid weak global oil demand due to the pandemic. Crude oil production continued to decline in 2021, falling 1.4% to 11.2 mbpd as companies contained output due to lower demand, but increased thereafter when the country’s oil demand surged 6.2% year over year to 11.9 mbpd in 2022. . The oil production increased 8.5% year over year to 12.9 mbpd in 2023 due to increased demand from developing countries amid production cuts by OPEC+ members.
The shift in the location of global oil production is also being accompanied by the shift in global refinery capacity and throughput from the developed to the developing world. Between 2012 and 2022, the total OECD refining throughput declined by 4.9% CAGR to 36.0 mbpd, largely because of cutbacks in OECD Europe and OECD Americas. Refinery throughput of OECD countries, which accounted for 44.5% of the global refinery throughput, fell 13.1% year over year to 33.1 mbpd in 2020 mainly because of the pandemic which hit global oil demand and higher inventory levels. Thereafter, OECD refinery runs gathered steam in 2021 with improvement in oil demand, but high crude oil prices led to drawdowns in inventory of refined products, limiting the gains in refinery runs to some extent. OECD refinery throughput increased in 2022 driven by higher demand. OECD refinery throughput declined 0.8% in 2023 due to closure of refineries and softening of oil demand in the OECD nations.
Asia (excluding China) and the Middle East added about 3.64 mbpd refinery capacity during 2018-2023, a substantial part of which is destined for international markets. Nearly 631 thousand barrels per day (kbpd) of new refining capacity in the Middle East and another 206 kbpd in Asia (72 kbpd in China) came online in 2023 with nearly 122 kbpd of existing refinery capacity in Asia Oceania having phased out during the year. As a result of these developments, countries such as India, China, and Saudi Arabia have consolidated their positions as major exporters of refined products. Export-oriented refineries in India and the Middle East, coupled with the closure of refining capacity in the developed world, have promoted long-haul shipments to cater to the demand for products.

Oil Product Imports - Major Growth Regions
(Million bpd)

10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Europe
Central & South America
Singapore

Source: JODI, Drewry
Current Tanker Fleet
Crude oil is transported in uncoated vessels, which range upwards in size from 55,000 dwt. Products are carried predominantly in coated ships and include commodities such as gas oil, gasoline, jet fuel, kerosene, and naphtha (often referred to as clean products), as well as fuel oil and vacuum gas oil (often referred to as dirty products). In addition, some product tankers are also able to carry bulk liquid chemicals, and edible oils and fats if they have the appropriate certification from the International Maritime Organization (IMO). These vessels are classified as product/chemical tankers and represent a swing element in supply, having the ability to move between trades depending on market conditions. Clean petroleum products are therefore carried by non-IMO product tankers and IMO certified product/chemical tankers. Depending on their tank coatings, IMO tankers also carry a range of other products including organic and inorganic bulk liquid chemicals, vegetable oils, and animal fats in addition to special products such as molasses.
The global tanker fleet expanded 1.7% year over year (based on capacity) in 2023 mainly due to lower demolitions than in 2022. High freight rates in 2023 curbed demolitions, which had reached a five-year high in 2021. As of February 29, 2024, the total oil tanker fleet (crude, products, and product/chemical tankers) consisted of 5,624 ships with a combined capacity of 646.7 mdwt.

The Oil Tanker Fleet - February 29, 2024

	Deadweight Tons	Number of		Capacity
Vessel Type	(Dwt)	Vessels	% of Fleet	(m Dwt)	% of Fleet
Crude Tankers (1)
VLCC/ULCC	200,000+	909	38.3	280.0	60.4
Suezmax	120-199,999	652	27.5	102.0	22.0
Aframax	80-119,999	690	29.1	75.8	16.3
Panamax	55-79,999	71	3.0	4.9	1.1
Handymax	40-54,999	5	0.2	0.2	—
Handy	25-39,999	4	0.2	0.1	—
Handy	10-24,999	43	1.8	0.7	0.2
Total Fleet		2,374	100.0	463.7	100.0

Product Tankers
Long Range 3 (LR3)	120-199,999	19	1.2	3.0	2.9
Long Range 2 (LR2)	80-119,999	439	28.5	48.5	46.9
Long Range 1 (LR1)	55-79,999	347	22.5	25.5	24.7
Medium Range 2 (MR2)	40-54,999	421	27.3	19.9	19.2
Medium Range 1 (MR1)	25-39,999	101	6.6	3.4	3.3
Handy	10-24,999	213	13.8	3.0	2.9
Total Fleet		1,540	100.0	103.3	100.0

Product/Chemical Tankers (2)
Long Range 3 (LR3)	120-199,999	—	—	—	—
Long Range 2 (LR2)	80-119,999	2	0.1	0.2	0.3
Long Range 1 (LR1)	55-79,999	33	1.9	2.4	3.1
Medium Range 2 (MR2)	40-54,999	1,345	78.7	65.4	82.1
Medium Range 1 (MR1)	25-39,999	301	17.6	11.2	14.0
Handy	10-24,999	29	1.7	0.4	0.6
Total Fleet		1,710	100.0	79.6	100.0

Product & Product/Chemical Fleet
Long Range 3 (LR3)	120-199,999	19	0.6	3.0	1.6
Long Range 2 (LR2)	80-119,999	441	13.6	48.7	26.6
Long Range 1 (LR1)	55-79,999	380	11.7	28.0	15.3
Medium Range 2 (MR2)	40-54,999	1,766	54.3	85.3	46.6
Medium Range 1 (MR1)	25-39,999	402	12.4	14.6	8.0
Handy	10-24,999	242	7.4	3.5	1.9
Total Fleet		3,250	100.0	183.1	100.0

Crude, Product and Product/Chemical Tanker Fleet
VLCC/ULCC	200,000+	909	16.2	280.0	43.3
Suezmax/LR3	120-199,999	671	11.9	105.0	16.2
Aframax/LR2	80-119,999	1,131	20.1	124.5	19.2
Panamax/LR1	55-79,999	451	8.0	32.9	5.1
Handy/Medium Range	40-54,999	1,771	31.5	85.5	13.2
Handy/Medium Range	25-39,999	406	7.2	14.7	2.3
Handy/Handymax	10-54,999	285	5.1	4.2	0.6
Total Fleet		5,624	100.0	646.8	100.0
(1)Included shuttle tankers and tankers on storage duties
(2)Excludes pure chemical tankers
Source: Drewry

The world product tanker fleet as on February 29, 2024, consisted of 3,250 vessels with a combined capacity of 346.9 mdwt. The breakdown of the fleet by type (crude, product, and product/chemical) and by size, together with the orderbook for newbuilding tankers as on February 29, 2024, is illustrated in the table below.

The World Tanker Orderbook (1) - February 29, 2024

Vessel Type	Deadweight	Orderbook		Orderbook % Fleet		2024		2025		2026+
	(Dwt)	No	m Dwt	No	Dwt	No	m Dwt	No	m Dwt	No	m Dwt

Crude Tankers (1)
VLCC/ULCC	200,000+	23	7.2	2.5	2.6	1	—	5	0.2	17	1.1
Suezmax	120-199,999	74	11.3	11.3	11.1	10	0.5	29	1.3	35	1.6
Aframax	80-119,999	22	2.5	3.2	3.3	10	0.5	4	0.2	8	0.4
Panamax	55-79,999	3	0.2	4.2	4.1	—	—	—	—	—	—
Handymax	40-54,999	—	—	—	—	1	—	—	—	2	0.1
Handy	25-39,999	—	—	—	—	—	—	—	—	—	—
Handy	10-24,999	—	—	—	—	—	—	—	—	—	—
Total Fleet		122	21.2	5.1	4.6	22	1.0	38	1.7	62	3.2

Product Tankers
Long Range 3 (LR3)	120-199,999	—	—	—	—	—	—	—	—	—	—
Long Range 2 (LR2)	80-119,999	117	13.2	26.7	27.3	16	0.7	53	2.4	48	2.2
Long Range 1 (LR1)	55-79,999	26	1.9	7.5	7.6	—	—	9	0.4	17	0.8
Medium Range 2 (MR2)	40-54,999	19	1.0	4.5	4.8	4	0.2	1	—	14	0.6
Medium Range 1 (MR1)	25-39,999	—	—	—	—	—	—	—	—	—	—
Handy	10-24,999	4	0.1	1.9	2.1	2	0.1	—	—	2	0.1
Total Fleet		166	16.2	10.8	15.7	22	1.0	63	2.8	81	3.7

Product/Chemical Tankers (2)
Long Range 3 (LR3)	120-199,999	—	—	—	—	—	—	—	—	—	—
Long Range 2 (LR2)	80-119,999	—	—	—	—	—	—	—	—	—	—
Long Range 1 (LR1)	55-79,999	—	—	—	—	—	—	—	—	—	—
Medium Range 2 (MR2)	40-54,999	154	7.7	11.4	11.7	32	1.5	65	3.0	57	2.6
Medium Range 1 (MR1)	25-39,999	2	0.1	0.7	0.7	—	—	2	0.1	—	—
Handy	10-24,999	—	—	—	—	—	—	—	—	—	—
Total Fleet		156.0	7.8	9.1	9.7	32	1.5	67	3.1	57	2.6

Product & Product/Chemical Fleet
Long Range 3 (LR3)	120-199,999	—	—	—	—	—	—	—	—	—	—
Long Range 2 (LR2)	80-119,999	117	13.2	26.5	27.2	16	0.7	53	2.4	48	2.2
Long Range 1 (LR1)	55-79,999	26	1.9	6.8	7.0	—	—	9	0.4	17	0.8

Medium Range 2 (MR2)	40-54,999	173	8.6	9.8	10.1	36	1.6	66	3.0	71	3.3
Medium Range 1 (MR1)	25-39,999	2	0.1	0.5	0.5	—	—	2	0.1	—	—
Handy	10-24,999	4	0.1	1.7	1.8	2	0.1	—	—	2	0.1
Total Fleet		322	23.9	9.9	13.1	54	2.4	130	5.9	138	6.4

Crude, Product and Product/Chemical Tanker Fleet
VLCC/ULCC	200,000+	23	7.2	2.5	2.6	1	—	5	0.2	17	1.1
Suezmax/LR3	120-199,999	74	11.3	11.0	10.8	10	0.5	29	1.3	35	1.6
Aframax/LR2	80-119,999	139	15.8	12.3	12.7	26	1.2	57	2.6	56	2.6
Panamax/LR1	55-79,999	29	2.1	6.4	6.5	—	—	9	0.4	17	0.8
Handy/Medium Range	40-54,999	173	8.6	9.8	10.1	37	1.7	66	3.0	73	3.4
Handy/Medium Range	25-39,999	2	0.1	0.5	0.5	—	—	2	0.1	—	—
Handy/Handymax	10-54,999	4	0.1	1.4	1.5	2	0.1	0	—	2	0.1
Total Fleet		444	45.2	7.9	7.0	76	3.5	168	7.6	200	9.6

(1) Included shuttle tankers and tankers on storage duties
(2) Excludes pure chemical tankers
Source: Drewry

As of February 29, 2024, the orderbook for product and product/chemical tankers of above 10,000 dwt comprised 322 vessels with combined capacity of 23.9 mdwt, equivalent to 13.1% of the existing fleet in capacity terms. Based on the total orderbook and scheduled deliveries, nearly 2.4 mdwt is expected to be delivered in the remaining months of 2024, followed by 5.9 mdwt in 2025, and the remaining 6.4 mdwt in 2026 and beyond. In recent years however the orderbook has been affected by the non-delivery of vessels (sometimes referred to as slippage). Some of this slippage resulted from delays, either through mutual agreement or through shipyard problems, while others were due to vessel cancellations. Slippage is likely to remain an issue going forward, and as such, it will have a moderating effect on growth in the product tanker fleet over the next three years. After lackluster deliveries due to the closure of shipyards in 2020 on account of the pandemic, deliveries increased in 2021. Deliveries declined sharply in 2022 and 2023 due to the weak orderbook.
Ballast Water Management Convention:
All deepsea vessels engaged in international trade are required to have ballast water treatment systems before September 8, 2024. For a VLCC, the retrofit cost could be as much as US$2.0 million per vessel, including labor cost. Expenditure of this kind has become another factor impacting the decision to scrap older vessels after the Ballast Water Management Convention came into force in 2019.
IMO 2020 regulation on low-sulfur fuel
The second regulation, which came into force on January 1, 2020, and impacted vessel supply, particularly in 2020, is the one on the use of low-sulfur fuels. For many years, high sulfur fuel oil (HSFO) has been the main fuel of the shipping industry as it is relatively inexpensive and widely available. However, it is ‘dirty’ from an environmental point of view as its sulfur content is extremely high and is the reason that maritime shipping accounted for 8% of global emissions of sulfur dioxide (SO2), a significant source for acid rain as well as respiratory diseases. According to the IMO, sulfur oxide emissions have declined 77% (annual reduction of about 8.5 million metric ton) since the implementation of the IMO 2020 regulations.

The IMO, the governing body of international shipping, has made an effort to shift the industry away from HSFO to cleaner fuels with less harmful effects on the environment and human health. Effective 2015, ships operating in the Emission Control Areas (ECAs) covering the Economic Exclusive Zone of North America, the Baltic Sea, the North Sea, and the English Channel, are required to use marine gas oil with allowable sulfur content up to 1,000 parts per million (ppm). In the lead-up to 2020, when the shipping industry started to prepare for a new low-sulfur norm, two factors were considered: (i) the spread between (expensive) very low-sulfur fuel and (cheaper) high-sulfur fuel, and (ii) scrubber retrofitting activity. Starting 2020, high and low sulfur fuel demand from the marine sector reported significant variation. The HSFO and LSFO price spread largely oscillated between US$300 and US$350 per ton during the initial days and hovered around US$190-200 per ton in February 2020. Despite the initial speculation, the shipping industry did not see any systemic shortage of the new low-sulfur fuel oil. The premium commanded by low-sulfur fuel reduced to around US$60 per ton by December 2020 as the availability of compliant fuel was not an issue due to reduced demand and increased supply across major bunkering ports. Overall, installation of scrubbers and new fuel regulations turned out to be a non-event against the backdrop of Covid and low bunker prices. However, the recent increase in crude oil prices since June 2021 and corresponding widening in the spread, improved the economic rationale for scrubber investment.
EU ETS and FuelEU
In addition to the IMO regulation, the EU has introduced a set of proposals including the EU Emissions Trading System (EU ETS) and FuelEU Maritime Initiative. Shipping emissions will be phased into the EU ETS gradually, starting in 2024, resulting in obligations to surrender allowances covering 40% of in-scope emissions in 2024, 75% in 2025 and 100% in 2026. The EU ETS will include 100% emissions from voyages and port calls within the EU and 50% emissions from voyages between an EU port and a non-EU country. In addition, methane (CH4) and nitrous oxide (N2O) will be included from 2026. The EU ETS provides rules regarding greenhouse gas (GHG) intensity with respect to energy used onboard all ships arriving in the EU. It aims to reduce net GHG emissions by at least 55% by 2030 and makes climate neutrality by 2050 legally binding. All shipowners trading in European waters will need to comply with these regulations.
The European Union's FuelEU Maritime Regulation, which will come into effect on January 1, 2025 establishes a framework for decarbonizing the maritime industry within the European Union and European Economic Area (EEA). It dictates mandatory reductions in the yearly average greenhouse gas (GHG) intensity of energy used aboard ships operating in these regions. This reduction is measured as grams of CO2 equivalent per MegaJoule (gCO2e/MJ) and applies to the vessel's entire energy lifecycle, encompassing "well-to-wake" emissions. This comprehensive approach includes emissions associated with fuel extraction, cultivation, production, transportation, and onboard usage.
Ships will be required to undertake a combination of initiatives in order to comply with the upcoming environmental regulations. These may range from switching to low/zero carbon alternative fuels, paying carbon taxes, retrofitting energy-saving devices, propulsion improvement devices, as well as voyage optimization techniques. The emission control regulations could slow the speed of the vessels in the next few years, reducing the supply of ships. Therefore, in the short-to- term, this will benefit shipowners as the fleets are younger since charter rates should potentially increase with lower vessel supply.
Besides the IMO regulations, the decarbonization of shipping is being propelled by various state and non-state stakeholders of the shipping industry. In recent years, there have been several developments such as the Sea Cargo Charter, Poseidon Principles for ship finance banks and Poseidon Principles for Marine Insurance. In addition, there have been several industry-led initiatives to facilitate movement towards low-/zero-carbon shipping such as Getting to Zero Coalition, The Castor Initiative for Ammonia, the Global Centre for Maritime Decarbonization, and the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping.
IMO GHG Strategy
At the MEPC 80 session in July 2023, the IMO revised its GHG emission reduction targets in line with the Paris Agreement, setting more ambitious targets compared to its 2018 initial GHG strategy. The organization now aims for net-zero emissions from the shipping industry by 2050. The IMO has added two indicative checkpoints for GHG reduction – (i) To reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30% in 2030, compared to 2008, and (ii) To reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80% by 2040, compared to 2008. In addition, targets have been set for 2030: (i) reduction of CO2 emission per transport work by at least 40% compared to 2008, and (ii) uptake in zero or near-zero GHG emission fuels by at least 5% and striving for 10%.
Achieving these targets will require a combination of energy efficiency requirements and energy saving technologies, in addition to encouraging shipowners to use alternative fuels such as biofuels and electro-/synthetic fuels such as hydrogen or ammonia. It may also include limiting the speed of ships. Currently, there is uncertainty regarding the exact measures that the IMO will undertake to achieve these targets. IMO-related uncertainty is a key factor preventing shipowners from placing new orders, as the vessels with conventional propulsion systems may have a high environmental compliance cost and possibly faster depreciating asset values in the future. Some shipowners have decided to manage this risk by ordering LNG-/methanol-fueled ships to comply with stricter regulations that may be announced in future.

The IMO concluded MEPC 80, addressing the current GHG measures and an additional basket of mid-term measures, including an economic and technical measure. Details on these measures will be discussed further in the upcoming inter-sessional meetings held by the IMO. The economic measure is expected to come in the form of a GHG levy and the technical measure will introduce a Goal Based Fuel Standard (GFS), which will assess the fuels that are used onboard on a life cycle basis according to the life cycle GHG intensity of marine fuels (LCA) guidelines. Both measures are expected to be implemented in 2027.
Alternative fuels for shipping
The IMO has set a target to reduce GHG emissions by 50% in 2050, which cannot be achieved with low-sulfur fuel and so has encouraged innovation in alternative fuels. The IMO has also been planning other technical and operational measures in order to meet emission targets. Alternative fuels like LPG and methanol are mainly used on vessels carrying these as cargo while LNG is used as a fuel in LNG vessels and also in other vessels. Since hydrogen and ammonia are in the initial stages of development as marine fuel, LNG is expected to remain the preferred alternative fuel in the near-to-medium term due to its availability. However, LNG is still a fossil fuel and is unable to meet the IMO 2050 decarbonization target. Another drawback is that LNG propulsion requires an LNG-capable engine which would need additional capex and increased fuel storage space. Biofuel is another potential alternative because it requires no major modification of engine, and therefore, no significant additional capex.
Energy Transition
Traditionally, fossil fuel-based energy sources such as oil, natural gas and coal have propelled the global economy, but their share has been declining over the past few years from 86.9% in 2011 to 82.3%% in 2021 with the share of oil declining from about 33% in 2011 to 31% in 2021. However, the energy transition from fossil fuel-based energy to renewable sources of energy is currently underway which has received a boost from the accelerated sales of electric vehicles (EVs), even though their share in the total sales was a meagre 2.5% in 2019. As the cost of EVs becomes competitive against internal combustion engine vehicles and charging infrastructure is developed across the world, sales of EVs are expected to gain momentum, reducing the demand for gasoline and diesel in the long run. Increasing focus on decarbonization will impact global oil demand going forward but the demand for naphtha and jet fuel is likely to remain robust and will be a key driver of global trade in crude and refined petroleum products.
Oil Tanker Freight Market
Tanker charter rates and vessel values for all tankers are influenced by the supply-demand dynamics of the tanker market. Also, in general terms, time charter rates are less volatile than spot rates as the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand, and are more volatile. The trend in spot rates since 2002 for the main vessel classes is shown in the table below.

Crude Tanker - Spot (TCE) Rates: 2002-2024*
(US$/Day)

Year	Caribs	NSEA	West Africa	AG
	USG	UKC	UKC	China
	40-70,000 DWT	70-100,000 DWT	150-160,000 DWT	280-300,000 DWT
2002	NA	22,800	NA	NA
2003	NA	41,883	NA	NA
2004	NA	55,408	NA	NA
2005	NA	57,517	NA	NA
2006	NA	47,067	NA	NA
2007	NA	41,975	NA	NA
2008	NA	56,408	NA	NA
2009	NA	19,883	NA	NA
2010	NA	27,825	NA	NA
2011	5,425	10,500	18,842	NA
2012	8,342	9,100	20,767	NA
2013	9,675	11,427	19,800	NA
2014	20,025	23,360	26,450	NA
2015	25,792	37,509	43,005	NA
2016	13,133	24,333	23,208	42,150
2017	8,942	7,643	12,092	18,342
2018	7,892	9,181	11,300	18,858
2019	17,892	23,041	25,017	39,325
2020	19,300	17,661	26,175	47,492
2021	10,458	491	3,042	(742)
2022	46,367	44,769	25,483	15,542
2023	52,967	42,511	40,475	35,742
Jan-24	69,600	72,511	47,800	35,400
*Up to January 2024 NA implies not available
Source: Drewry, Note - These rates do not account for vessel triangulation

Product Tanker - Spot (TCE) Rates: 2011-2024*
(US$/Day)

Year	Algeria	UKC	Arabian Gulf	Arabian Gulf
	Euro Med	USAC	Japan	Japan
	25-39,999 DWT	40-54,999 DWT	55-79,999 DWT	80-119,000 DWT
2011	NA	9,720	3,723	7,528
2012	NA	8,064	6,379	8,106
2013	NA	9,474	7,576	8,505
2014	NA	9,435	10,523	14,163
2015	NA	18,769	23,685	28,783
2016	NA	8,508	12,290	15,006
2017	10,386	7,442	7,225	7,936
2018	10,006	6,196	8,002	9,411
2019	13,325	10,739	14,242	18,698
2020	8,617	13,117	19,949	27,777
2021	6,411	4,507	6,218	5,923
2022	42,466	22,690	30,575	33,067
2023	31,668	20,925	27,117	32,192
Jan-24	31,441	17,454	45,144	55,350
*Up to January 2024, NA implies not available
Source: Baltic, Drewry, Note - These rates do not account for vessel triangulation

Freight rates remained firm throughout 2015 and in the first half of 2016, leading to greater revenue and improved profitability for shipowners. However, in the second half of 2016, tanker freight rates declined sharply as increased tanker supply outweighed the demand for tankers. A spate of newbuilding deliveries in 2017 aggravated the situation further for shipowners and the average one-year spot charter rate declined further. The situation worsened and TCE rates were below break-even rates on key routes for the first nine months of 2018. However, towards the end of 2018, vessel earnings began to improve as supply growth moderated in the wake of record high demolitions and reduced new vessel ordering. The increase in product tanker freight rates in 2019 was driven by the slow fleet growth and a spike in diesel trade before IMO 2020 regulations came into effect on January 1, 2020. Product tanker freight rates surged to multi-year highs due to the trickle-down effect from the crude tanker market in October 2019 as well as US sanctions on Cosco Shipping Tanker (Dalian) Co, geopolitical tensions, and the resultant tight supply.
However, in 2020 the tanker market underwent an unprecedented turbulence due to the outbreak of Covid. The sudden demand destruction due to lockdown measures and limited availability of onshore storage led to a surge in demand for tankers for floating storage of crude oil as well as refined products. Accordingly, TCE rates of oil tankers rallied across vessel classes in March and April 2020; for instance, the average spot TCE rates for MR tankers shot up 131% from US$19,289/day in February 2020 to US$44,618/day in April 2020. However, reduced crude oil production and refinery runs since May 2020 and gradual recovery in demand led to continuous decline in vessel earnings in the latter half of the year as several vessels locked in floating storage rejoined the trading fleet. On a yearly basis though, TCE rates for MR vessels increased 74.1% year over year on average in 2020, while for LR vessels it declined 15% year over year during the same period. In 2021, freight rates declined due to inventory de-stocking and more vessels joining the supply from floating storage. Freight rates surged in 2022 as the short-haul trade between Europe and Russia was replaced by the long-haul trade between Europe and the Middle East/US following the Russia-Ukraine crisis.
With the virus spreading globally, the weak demand for refinery products led to an increase in both onshore and offshore stocking activity in early 2020 as the increasing use of product tankers as storage facilities coupled with global port congestions resulted in a surge in product tanker rates in March and April. However, offshore storage declined significantly in 2021, driving the freight rates lower. At the end of February 2024, 2.19 mdwt of non-IMO coated tankers comprising nearly 2.1% of the product tanker fleet was used for offshore storage. This figure was lower than the 6 mdwt (about 6.2% of the product tanker fleet) of non-IMO coated tankers deployed for floating storage at the peak of the contango opportunities in the oil market in April 2020, indicating a declining trend in on-the-water storage of crude oil. Product tankers coming out from floating storage increased vessel supply and adversely impacted spot rates.

The war in Ukraine which started in 2022 significantly impacted the global tanker market. The imposition of a price cap on Russian crude oil and refined products triggered a major shift in trade patterns with refined products beginning to flow towards alternative destinations like Turkey and Brazil, deviating from their previously established routes. This shift in trade patterns resulted in a surge in tonne-mile demand which substantially supported freight rates in the tanker market. Increased oil demand and the continued shift in trade patterns supported freight rates in 2023 with the Red Sea disruption further boosting spot rates in February 2024, as many Europe-bound tankers avoiding the Suez Canal and being diverted to a significantly longer route via the Cape of Good Hope.
Oil Tanker Newbuilding Prices
Newbuilding prices increased significantly between 2003 and 2007 primarily as a result of increased tanker demand and limited shipbuilding capacity. Thereafter, prices weakened in the face of a poor freight market and low new ordering. In late 2013, prices started to recover and continued to edge up slowly during 2014 before falling marginally in late 2015. Moreover, newbuilding prices fell further in 2016 because of excess capacity available at shipyards, accompanied with low steel prices. New orders declined on account of diminishing earnings potential of oil tankers and mandatory compliance to Tier III emission for ships ordered on or after January 1, 2016, as well as owners’ limited access to cost-effective capital.
Newbuild prices remained stable throughout 2017, but asset values of newbuilds increased 3-13% in 2019 as they benefited from high charter rates across vessel classes. Newbuild prices declined in 2020 due to lower orders and weak market prospects. An increase in newbuild prices in 2021 despite weak vessel earnings was fueled by the higher bargaining power of shipyards that emerged as price setters with yards flushed with excess ordering, albeit from other shipping sectors. Newbuilding prices increased in 2022 due to the higher cost of raw material and limited shipyard slots. Newbuilding prices continued to rise in 2023 due to increased labor cost and high inflation. Increased tonnage utilization at yards also supported newbuilding prices.

Oil Tankers: Newbuilding Prices: 2002-2024*
(In millions of U.S. Dollars)

Year End	37,000(1)	50,000(1)	75,000(1)	110,000(1)	75,000(2)	110,000(2)	160,000(2)	300,000(2)
	DWT	DWT	DWT	DWT	DWT	DWT	DWT	DWT
2002	24.5	26.5	33.0	38.0	31.0	36.0	44.0	66.0
2003	28.5	30.5	36.5	42.0	34.5	40.0	52.0	73.0
2004	34.0	39.0	43.0	59.0	41.0	57.0	68.0	105.0
2005	37.5	42.0	45.0	61.0	43.0	59.0	71.0	120.0
2006	40.5	47.5	52.0	67.0	50.0	65.0	78.0	128.0
2007	46.0	54.0	66.0	80.0	64.0	78.0	90.0	146.0
2008	40.0	46.5	59.0	73.5	57.0	71.5	87.0	142.0
2009	31.0	36.0	44.5	54.0	42.5	52.0	62.0	101.0
2010	33.0	36.0	48.0	59.0	44.6	57.0	67.0	105.0
2011	31.5	36.0	46.0	54.8	44.6	52.8	61.7	99.0
2012	30.0	33.0	44.0	50.0	42.4	48.0	56.5	92.0
2013	31.0	35.0	45.0	53.5	42.1	51.5	59.0	93.5
2014	33.0	37.0	47.5	56.0	44.9	54.0	65.0	97.0
2015	32.0	35.5	47.0	53.5	45.0	51.5	63.0	94.0
2016	30.0	32.0	41.0	47.0	39.0	45.0	54.0	83.0
2017	31.0	33.0	41.0	46.0	38.2	44.0	55.0	81.0
2018	31.4	35.3	41.4	48.8	40.8	46.8	58.7	88.0
2019	32.0	36.0	45.0	51.0	43.0	49.0	61.0	92.7
2020	31.4	34.8	44.2	50.2	42.2	48.2	58.6	88.8
2021	33.0	37.3	46.0	55.2	44.0	53.2	66.5	98.4
2022	38.5	42.5	56.5	64.0	50.0	61.0	79.0	117.5
2023	41.0	46.0	59.0	68.0	57.0	66.5	83.5	124.5
Jan-24	42.5	48.0	61.0	72.5	59.0	70.5	85.0	128.0
Feb-24	42.5	48.0	61.0	73.0	59.0	71.0	85.0	128.0
Long-term average	33.3	37.3	46.4	55.3	44.1	53.3	64.7	100.3
(1) Coated tankers
(2) Uncoated tankers
*Up to February 2024
Source: Drewry
Second-hand Prices
Second-hand values primarily, albeit with a lag, reflect prevailing and expected charter rates. During extended periods of high charter rates, vessel values tend to appreciate and vice versa. However, vessel values are also influenced by other factors, including the age of the vessel and shipyard where the vessel was built. Values for young vessels, those up to five-years old, are also influenced by newbuilding prices, while values for old vessels, near the end of their useful economic life, at or in excess of 25 years, are influenced by the value of scrap steel.

The table below illustrates the movement of second-hand values of oil tankers from 2002 to February 2021. In late 2013, the values for all modern tankers increased as a result of improvement in freight rates and positive market sentiment, with further gains recorded in 2014 and 2015. However, in 2016, second-hand values saw a double-digit decline on account of weakening freight rates. For example, the second-hand value of a five-year old LR vessel of 95,000 dwt capacity fell 35% from US$46 million in 2015 to US$30 million in 2016. However, the market saw increased demand for modern second-hand vessels in 2017 and 2018, in anticipation of a recovery in the freight market and buyers trying to take advantage of historically low asset values. As such, second-hand modern product tanker values increased in the range of 3-10% in 2018. Second-hand values of crude and product tankers increased steeply in 2019 in tandem with a surge in charter rates. With the surge in product tanker and crude tanker freight rates due to higher demand for floating storage driven by the pandemic, second-hand values of product and crude tankers increased between 5.4% and 14.7% in April 2020 compared to the average second-hand values in full-year 2019. However, second-hand values declined in the remainder of 2020 on account of the steep fall in freight rates. The uptrend in newbuild tanker prices coupled with higher demolition prices pushed up second-hand values in 2021. An upswing in vessel values in 2022 resulted from the muted fleet expansion and higher freight rates. In 2023, buoyed by the strong charter rates, second-hand values increased in tandem with newbuild prices.

Oil Tanker Second-hand Prices for 5 year old vessels: 2002-2024*
(In millions of U.S. Dollars)

Year End	37,000(1)	45,000(1)	75,000(1)	95,000(1)	75,000(2)	95,000(2)	150,000(2)	300,000(2)
	DWT	DWT	DWT	DWT	DWT	DWT	DWT	DWT
2002	15.5	21.5	23.0	31.5	21.0	29.5	39.0	55.0
2003	24.5	29.5	26.0	39.0	24.0	37.0	47.0	70.0
2004	36.0	42.0	40.0	59.0	38.0	57.0	73.0	112.0
2005	40.0	45.5	48.5	60.0	46.5	58.0	75.0	110.0
2006	40.0	47.5	50.0	65.0	48.0	63.0	77.0	115.0
2007	40.0	52.0	61.0	70.5	59.0	68.5	87.0	130.0
2008	36.0	42.0	48.0	57.0	46.0	55.0	77.0	110.0
2009	21.0	24.0	34.5	40.0	32.5	38.0	53.0	77.5
2010	21.5	24.0	37.0	44.0	35.0	42.0	58.0	85.5
2011	24.0	27.0	34.0	35.5	32.0	33.5	45.5	58.0
2012	21.0	24.0	27.0	29.5	25.0	27.5	40.0	57.0
2013	25.0	29.0	33.0	35.0	31.0	33.0	42.0	60.0
2014	23.0	24.0	35.5	44.0	33.5	42.0	57.0	76.0
2015	26.0	27.0	38.0	48.0	36.0	46.0	60.0	80.0
2016	20.0	22.0	30.0	32.0	28.0	30.0	42.0	60.0
2017	21.0	24.0	29.0	32.0	27.0	30.0	40.0	62.0
2018	23.0	27.0	31.0	34.0	29.0	32.0	44.0	64.0
2019	24.7	28.8	33.2	39.5	31.2	37.5	49.7	70.8
2020	24.3	28.0	32.6	40.0	30.6	38.0	49.2	70.4
2021	24.5	27.8	33.2	40.3	31.3	38.3	46.8	69.0
2022	29.5	34.5	40.0	52.5	38.0	50.5	55.0	80.0
2023	36.0	41.5	48.5	65.0	46.5	64.0	71.5	99.0
Jan-24	40.0	45.5	53.0	73.5	51.0	72.0	80.5	107.5
Feb-24	40.5	45.5	53.0	73.5	51.0	72.0	83.0	109.5
Long-term average	26.7	31.2	36.5	44.8	34.5	42.8	55.2	79.7
(1) Coated tankers
(2) Uncoated tankers
*Up to February 2024
Source: Drewry

Sustainability Initiatives and Focus on ESG
We aim to uphold and advance a set of principles and practices regarding Environmental, Social and Governance (“ESG”) matters and have developed, adopted, and implemented ESG initiatives within our operations and business culture. In adopting these initiatives, our primary goals are to reduce the environmental impact of our operations, create a safe and healthy work environment, both at sea and onshore, and engage in responsible corporate governance practices. Our Board of Directors, which includes six independent members, oversees our ESG strategy, evaluates and adopts ESG initiatives including those relating to sustainability and climate change, assesses ESG risks and opportunities, and promotes responsible ESG practices within our Company. In May 2023, we published our fourth comprehensive sustainability report, which was prepared in accordance with the Sustainability Accounting Standards Board ("SASB") Marine Transportation standard, and which disclosed our ESG performance in 2022. The sustainability report is available on our website at www.scorpiotankers.com. The information included on or accessible through our website is not incorporated by reference into this annual report.
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
•Updating our Code of Ethics supported our Diversity, Equity, and Inclusion (DEI) initiatives.
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
Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
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
As part of the wider push towards both the IMO’s 2030 and 2050 greenhouse gas targets, MEPC has agreed draft regulations relating to the Energy Efficiency Existing Ship Index (“EEXI”), confirmed at MEPC 76 (June 2021). The regulations entered into force from 1st January 2023 and introduced requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include: (1) a technical requirement to reduce carbon intensity based on EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session on June 2021 and entered into force in November 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. Additionally, MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments will enter into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.
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
In June 2022, SOLAS also set out new amendments that took effect on January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.
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
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemicals, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72's amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessments of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted.
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
In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (previous limit was $2,300 per gross ton or $19,943,400). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorneys general from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
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
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. In case of ‘overspill’ claim though which would fall back on the collective membership and on total limitation of the liability of group membership that amount may go up to approximately US$8.2 billion. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operations.
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
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a "continuous surface connection" to "traditional interstate navigable waters" are covered by the CWA, further narrowing the application of the WOTUS rule. In August 2023, the EPA and the Department of Army issued the final WOTUS rule, effective on September 8, 2023, that largely reinstated the pre-2015 definition and applied the Sackett ruling.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.
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
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. In July 2023, MEPC 80 adopted a revised strategy, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero greenhouse gas fuels by 2030, as well as i). reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008; and ii). reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008. Compliance with these regulations and other changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union's carbon market, EU ETS, are also forthcoming.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also issued a supplemental proposed rule in November 2022 to include additional methane reduction measures. On December 2, 2023, the Biden Administration announced the final rule that includes updated and strengthened standards for methane and other air pollutants from new, modified, and reconstructed sources, as well as Emissions Guidelines to assist states in developing plans to limit methane emissions from existing sources. These new regulations could potentially affect our operations.
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
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 60 months for inspection of the underwater parts of the vessel (depending on the age of the vessel). If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
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
Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance, including war loss of hire and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against marine loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.
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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$10 million up to, currently, approximately US$3.2 billion. In case of an ‘overspill’ claim, which would fall back on the collective membership and on the total limitation of the liability of group membership, that amount may go up to approximately US$8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in “Item 18. Financial Statements.” You should also carefully read the following discussion with the sections of this annual report entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry,” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022, and 2021 have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.
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
As of March 21, 2024, 95 of the vessels in our operating fleet were operating in the Scorpio Pools and 15 were operating on time charter-out agreements.
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
Additionally, these costs include technical management fees that we paid to SSM, which is controlled by the Lolli-Ghetti family. Pursuant to our 2018 Revised Master Agreement and 2024 Revised Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.

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
Time charter equivalent (TCE) revenue or rates. We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our consolidated statements of operations.
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
Our expenses were affected by the fees we pay SCM, SSM, and SSH for commercial management, technical management and administrative services, respectively. SCM, SSM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer and our Vice President are members, provide commercial, technical and administrative management services to us, respectively. We pay fees to SCM and SSM for our vessels that operate both within and outside of the Scorpio Pools.  The fees charged to our vessels operating within the Scorpio Pools are identical to what SCM charges third-party owned vessels operating within the Scorpio Pools. Under the 2018 Revised Master Agreement, and during the year ended December 31, 2023, when our vessels were operating in one of the Scorpio Pools, SCM, the pool manager, charged fees of $300 per vessel per day with respect to our LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture.  For commercial management of our vessels that were not operating in any of the Scorpio Pools, we paid SCM a fee of $250 per vessel per day for each LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.

Pursuant to the 2018 Revised Master Agreement, the fixed annual technical management fee that we pay to SSM was reduced from $250,000 per vessel to $175,000, effective January 1, 2018 and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement did not and are not expected to materially differ from the annual management fee charged prior to the amendment.
In 2024, certain terms of the 2018 Revised Master Agreement were amended and restated with an effective date of January 1, 2024 (the “2024 Revised Master Agreement”). Under the 2024 Revised Master Agreement, the per day fees charged by SCM were increased by $35 per vessel per day. Under this agreement, commercial management fees on vessels that are not operating in any of the Scorpio Pools will be $285 per vessel per day for each LR1 and LR2 vessel and $335 per vessel per day for each Handymax and MR vessel on the effective date. For vessels operating in one of the Scorpio Pools, SCM, the pool manager, is expected to increase its fees during 2024 to $285 per vessel per day with respect to our LR2 vessels, and $360 per vessel per day with respect to each of our Handymax and MR vessels. Commissions on gross revenues per charter fixture remain unchanged. The percentage commission rates for vessels operating within or outside of the Scorpio Pools remained unchanged under the 2024 Revised Master Agreement. Under the 2024 Revised Master Agreement, the per day fees charged by SCM were increased to $187,500 plus additional amounts for certain itemized services per vessel.
We also reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described in "Item 4 - Information on the Company".
A.Operating Results
Results of Operations for the year ended December 31, 2023 compared to the year ended December 31, 2022

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2023	2022	favorable / (unfavorable)	Change
Vessel revenue	$1,341,222	$1,562,873	$(221,651)	(14)%
Vessel operating costs	(315,582)	(323,725)	8,143	3%
Voyage expenses	(13,243)	(92,698)	79,455	86%
Depreciation - owned or sale leaseback vessels	(178,259)	(168,008)	(10,251)	(6)%
Depreciation - right of use assets	(24,244)	(38,827)	14,583	38%
General and administrative expenses	(106,255)	(88,131)	(18,124)	(21)%
Write-off of deposits on scrubbers	(10,508)	—	(10,508)	N/A
Reversal of previously recorded impairment	—	12,708	(12,708)	(100)%
Net gain / (loss) on sales of vessels	12,019	(66,486)	78,505	118%
Financial expenses	(183,231)	(169,795)	(13,436)	(8)%
Gain / (loss) on repurchase of convertible notes	—	481	(481)	(100)%
Financial income	19,112	6,884	12,228	178%
Other income, net	5,867	1,975	3,892	197%
Net income	$546,898	$637,251	$(90,353)	(14)%
Net income. Net income for the year ended December 31, 2023 was $546.9 million, a decrease of $90.4 million, or 14%, from the net income of $637.3 million for the year ended December 31, 2022. The differences between the two periods are discussed below.
Vessel revenue. Vessel revenue for the year ended December 31, 2023 was $1,341.2 million, a decrease of $221.7 million, or 14%, from vessel revenue of $1,562.9 million for the year ended December 31, 2022. TCE revenue per day (a non-IFRS measure) decreased to $32,711 per day during the year ended December 31, 2023, from $34,878 per day during the year ended December 31, 2022. The decrease in revenue is discussed below by reportable segment.

The following is a summary of our consolidated revenue by revenue type, in addition to TCE revenue per day and total revenue days.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2023	2022	favorable / (unfavorable)	Change
Pool and spot market revenue by operating segment
MR	$614,790	$719,887	$(105,097)	(15)%
LR2	418,586	539,630	(121,044)	(22)%
Handymax	154,586	243,951	(89,365)	(37)%
LR1	—	11,196	(11,196)	(100)%
Total pool and spot market revenue	1,187,962	1,514,664	(326,702)	(22)%
Time charter-out revenue	153,260	48,209	105,051	218%
Gross revenue	1,341,222	1,562,873	(221,651)	(14)%
Voyage expenses	(13,243)	(92,698)	79,455	86%
TCE revenue (1)	$1,327,979	$1,470,175	$(142,196)	(10)%

Daily pool and spot market TCE by operating segment: (1)
MR pool and spot market	$31,258	$33,299	$(2,041)	(6)%
LR2 pool and spot market	39,486	38,277	1,209	3%
Handymax pool and spot market	29,578	39,253	(9,675)	(25)%
LR1 pool and spot market	—	13,724	(13,724)	(100)%
Consolidated daily pool and spot market TCE	33,477	35,309	(1,832)	(5)%
Time charter-out - daily TCE	27,655	25,370	2,285	9%
Consolidated daily TCE	32,711	34,878	(2,167)	(6)%

Pool and spot market revenue days per operating segment
MR	19,593	21,009	(1,416)	(7)%
LR2	10,561	13,429	(2,868)	(21)%
Handymax	5,101	5,069	32	1%
LR1	—	816	(816)	(100)%
Total pool and spot market revenue days	35,255	40,323	(5,068)	(13)%
Time charter-out revenue days	5,344	1,830	3,514	192%
Total revenue days	40,599	42,153	(1,554)	(4)%
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
Pool and spot market revenue. Pool and spot market revenue for the year ended December 31, 2023 was $1,188.0 million, a decrease of $326.7 million, or 22% from $1,514.7 million for the year ended December 31, 2022. While revenues decreased during the year ended December 31, 2023, both periods reflected the cyclical strength in the product tanker market that has not been experienced in over 15 years. Each of these years have been marked by multiple catalysts in the market creating a favorable supply and demand imbalance which has resulted in the Company generating record cash flows over these periods.

The strength in the product tanker market for the year ended December 31, 2022 began in the first quarter of 2022 as a result of several catalysts occurring simultaneously. Initially, the easing of COVID-19 restrictions around the globe resulted in increased personal mobility which served as a catalyst for underlying demand for refined petroleum products. This demand, combined with low global refined petroleum product inventories and strong refining margins, incentivized refiners to increase and maintain high utilization levels which drove substantial increases in refined petroleum export volumes throughout the world. Additionally, the volatility brought on by the conflict in Ukraine disrupted supply chains for crude oil and refined petroleum product export volumes, changing volumes and trade routes, and thus increasing ton-mile demand for seaborne transportation of refined petroleum products. Export volumes also spiked during the fourth quarter of 2022 as European inventories built-up immediately prior to the implementation of sanctions on the export of Russian refined petroleum products, which took effect in February 2023. These events occurring simultaneously resulted in prolonged spikes in daily TCE rates, which overshadowed traditional seasonal patterns during the period.
Pool and spot market revenue for the year ended December 31, 2023 reflected a more normalized seasonal pattern albeit set against the backdrop of increased demand and a constrained supply of vessels. These market conditions resulted in cyclically strong daily TCE rates earned by the Company’s vessels, driven by low refined petroleum product inventory levels, a modest newbuilding orderbook, and growing underlying consumption for petroleum products.
Additionally, pool and spot market revenue days decreased to 35,255 days for the year ended December 31, 2023 from 40,323 days for the year ended December 31, 2022. This aggregate decrease was driven by (i) a total of 15 vessels entering into time charter-out arrangements during the years ended December 31, 2023 and 2022, and (ii) the sales of two and 18 vessels during the years ended December 31, 2023 and 2022, respectively.
MR pool and spot market revenue. MR pool and spot market revenue for the year ended December 31, 2023 was $614.8 million, a decrease of $105.1 million, or 15%, from $719.9 million for the year ended December 31, 2022. Record refining margins, high refinery utilization, and low inventory levels drove significant increases in product exports in regions where MR product tankers traditionally trade (such as the U.S. Gulf) during the year ended December 31, 2022. While TCE revenue decreased to $31,258 per day from $33,299 per day during the years ended December 31, 2023 and 2022, respectively, demand for the Company's vessels remained strong driven by growing underlying consumption for refined petroleum products set against a backdrop of a modest newbuilding orderbook.
Pool and spot market revenue days also decreased to 19,593 days from 21,009 days during the years ended December 31, 2023 and 2022. This decrease was mainly driven by five MR product tankers that entered into long term time charter-out agreements commencing in the third and fourth quarters of 2022 as well as the sales of two and three MR product tankers during the years ended December 31, 2023 and 2022, respectively.
LR2 pool and spot market revenue. LR2 pool and spot market revenue for the year ended December 31, 2023 was $418.6 million, a decrease of $121.0 million, or 22%, from $539.6 million for the year ended December 31, 2022. The decrease in LR2 pool and spot market revenue was driven by a decrease in LR2 pool and spot market revenue days to 10,561 days from 13,429 days during the years ended December 31, 2023 and 2022, respectively. This decrease was mainly driven by nine LR2 product tankers that entered into long term time charter-out agreements during the year ended December 31, 2022 as well as the sale of three LR2 product tankers in the second half of 2022.
This decrease was slightly offset by an increase in LR2 daily pool and spot market TCE to $39,486 per day from $38,277 per day. Beginning in March 2022, the LR2 trade gradually benefited from increased demand for longer-haul voyages as European countries shifted the origins of their refined petroleum product imports (such as diesel) from further afield as a result of the conflict in Ukraine. The shifts in these routes fully materialized in 2023 which, along with an overall favorable supply and demand imbalance, resulted in a robust market for the year ended December 31, 2023.
Handymax pool and spot market revenue. Handymax pool and spot market revenue for the year ended December 31, 2023 was $154.6 million, a decrease of $89.4 million, or 37%, from $244.0 million for the year ended December 31, 2022. Our ice class Handymax product tankers trade on shorter haul routes, and while improving demand fundamentals throughout the world benefited this vessel class, the supply disruptions caused by the conflict in Ukraine were also a key contributing factor in the improved daily rates earned by these vessels in the year ended December 31, 2022. In particular, this vessel class experienced a spike in activity in the two to three months leading up to the implementation of sanctions on the export of Russian refined petroleum products in early February 2023. Subsequent to this, the daily TCE rates earned by this vessel class declined, yet stabilized at cyclically strong levels. Ton-mile demand for Handymax vessels remained robust during the year ended December 31, 2023 as a result of the change in trading patterns stemming from the conflict in Ukraine, along with the global growth in underlying consumption for refined petroleum products. As a result of these factors, daily pool and spot market TCE for our Handymax vessels decreased to $29,578 per day from $39,253 per day during the years ended December 31, 2023 and 2022, respectively.

Pool and spot market revenue days remained relatively flat year at 5,101 days and 5,069 days during the years ended December 31, 2023 and 2022, respectively.
LR1 pool and spot market revenue. We sold all 12 of our LR1 product tankers during 2022. LR1 pool and spot market revenue was $11.2 million for the year ended December 31, 2022.
Time charter-out revenue. Time charter-out revenue for the year ended December 31, 2023 was $153.3 million and $48.2 million for the year ended December 31, 2022. The increase was mainly due to the full year impact of the time charter-out agreements entered into during the year ended December 31, 2022.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2023	2022	Favorable / (unfavorable)	Change
LR2	112,150	31,038	$81,112	261%
MR	41,110	17,171	23,939	139%
Total time charter-out revenue	$153,260	$48,209	$105,051	218%
Since 2022, we entered into time charter-out agreements on 15 of our vessels, the terms of which are summarized in the table below:

Vessel	Vessel class	Term	Rate		Commencement date
STI Gratitude	LR2	Three years	$28,000/day	(1)	May-22
STI Guard	LR2	Five years	$28,000/day	(2)	July-22
STI Gladiator	LR2	Three years	$28,000/day	(3)	July-22
STI Guide	LR2	Three years	$28,000/day	(3)	July-22
STI Marshall	MR	Three years	$23,000/day	(4)	July-22
STI Magnetic	MR	Three years	$23,000/day	(5)	July-22
STI Miracle	MR	Three years	$21,000/day	(6)	August-22
STI Memphis	MR	Three years	$21,000/day	(7)	June-22
STI Connaught	LR2	Three years	$30,000/day	(8)	August-22
STI Lombard	LR2	Three years	$32,750/day	(9)	September-22
STI Gauntlet	LR2	Three years	$32,750/day		November-22
STI Duchessa	MR	Three years	$25,000/day		October-22
STI Lavender	LR2	Three years	$35,000/day		December-22
STI Grace	LR2	Three years	$37,500/day	(10)	December-22
STI Jermyn	LR2	Three years	$40,000/day	(11)	April-23
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
(8)    In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $32,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $34,000 per day.
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
(11)    This vessel commenced a time charter in April 2023 for three years at an average rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
Vessel operating costs. Vessel operating costs for the year ended December 31, 2023 were $315.6 million, a decrease of $8.1 million, from $323.7 million for the year ended December 31, 2022. Vessel operating days decreased to 41,028 days from 43,394 days for the years ended December 31, 2023 and 2022, respectively, which was mainly the result of the sale of 18 vessels during the year ended December 31, 2022 and two vessels during the year ended December 31, 2023. This decrease was partially offset by an increase in average vessel operating costs per day to $7,692 per day during the year ended December 31, 2023 from the average of $7,460 per day during the year ended December 31, 2022. General inflationary pressures being the main driver behind the increase, as vessel operating costs per day increased across all vessel classes with the largest increases affecting certain crew related costs and lubricating oils. Vessel operating costs by operating segment are discussed below.

The following table is a summary of our vessel operating costs by operating segment:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2023	2022	favorable / (unfavorable)	change
Vessel operating costs
MR	$163,047	$165,735	$2,688	2%
LR2	114,595	112,407	(2,188)	(2)%
Handymax	37,940	36,507	(1,433)	(4)%
LR1	—	9,076	9,076	100%
Total vessel operating costs	$315,582	$323,725	$8,143	3%

Vessel operating costs per day
MR	$7,523	$7,444	$(79)	(1)%
LR2	8,051	7,593	(458)	(6)%
Handymax	7,423	7,144	(279)	(4)%
LR1	—	7,474	7,474	100%
Consolidated vessel operating costs per day	7,692	7,460	(232)	(3)%

Operating days
MR	21,683	22,265	(582)	(3)%
LR2	14,235	14,805	(570)	(4)%
Handymax	5,110	5,110	—	—%
LR1	—	1,214	(1,214)	(100)%
Total operating days	41,028	43,394	(2,366)	(5)%

MR vessel operating costs. Vessel operating costs for our MR segment were $163.0 million for the year ended December 31, 2023, a slight decrease of $2.7 million, or 2%, from $165.7 million for the year ended December 31, 2022. Operating days decreased by 582 days to 21,683 days from 22,265 days during the years ended December 31, 2023 and 2022, respectively, primarily as a result of the sale of three MR product tankers during the year ended December 31, 2022 and two MR product tankers during the year ended December 31, 2023. Operating costs per day increased slightly to $7,523 per day from $7,444 per day, for the years ended December 31, 2023 and 2022, respectively, which was the result of general inflationary pressures, with increases in crew related costs and service repairs costs as the most impacted expenses.
LR2 vessel operating costs. Vessel operating costs for our LR2 segment were $114.6 million for the year ended December 31, 2023, an increase of $2.2 million, or 2%, from $112.4 million for the year ended December 31, 2022. LR2 operating costs per day increased to $8,051 per day from $7,593 per day for the years ended December 31, 2023 and 2022, respectively. This increase was the result of general inflationary pressures, with increases in repairs and maintenance costs, lubricating oils costs and freight and forwarding costs as the most impacted expenses. This increase was slightly offset by a decrease in LR2 operating days to 14,235 days from 14,805 days during the years ended December 31, 2023 and 2022, respectively, primarily as a result of the sale of three LR2 product tankers during the year ended December 31, 2022.
Handymax vessel operating costs. Vessel operating costs for our Handymax segment were $37.9 million for the year ended December 31, 2023, an increase of $1.4 million, or 4%, from $36.5 million for the year ended December 31, 2022. Handymax operating days remained consistent at 5,110 days during each of the years ended December 31, 2023 and 2022. Daily operating costs for our Handymax vessels increased slightly to $7,423 per day during the year ended December 31, 2023 from $7,144 per day during the year ended December 31, 2022, which was the result of general inflationary pressures, with increases in crew related costs as the most impacted expenses.
LR1 vessel operating costs. We sold all 12 of our LR1s during 2022. Vessel operating costs for our LR1 segment was $9.1 million for the year ended December 31, 2022.
Voyage expenses. Voyage expenses were $13.2 million for the year ended December 31, 2023, a decrease of $79.5 million, or 86%, from $92.7 million for the year ended December 31, 2022. This was primarily driven by a decrease in vessels that traded in the spot market, outside of the Scorpio Pools, during the year ended December 31, 2023. During the year ended December 31, 2023, our vessels traded in the spot market for a total of 307 days as compared to 4,155 days during the year ended December 31, 2022. The number of vessels operating in the spot market during the year ended December 31, 2022 was a result of changes in trading patterns brought on by the conflict in Ukraine starting in March 2022. Under spot market voyage charters, we pay voyage expenses, and therefore this decrease in spot market revenue during the year ended December 31, 2023 also resulted in a decrease in voyage expenses. Voyage expenses for the year ended December 31, 2023 consisted of bunker consumption of $4.1 million, port and agency expenses of $2.0 million, voyage related insurance of $1.2 million, and other voyage related expenses (including commissions) of $5.9 million. Voyage expenses for the year ended December 31, 2022 consisted of bunker consumption of $50.2 million, port and agency expenses of $23.2 million, voyage related insurance of $7.7 million, and other voyage related expenses (including commissions) of $11.6 million.
Depreciation - Owned and lease financed vessels. Depreciation expense for owned and lease financed vessels was $178.3 million for the year ended December 31, 2023, an increase of $10.3 million, or 6%, from $168.0 million for the year ended December 31, 2022. During the year ended December 31, 2023, we exercised the purchase options on all 21 vessels that were accounted for as right of use under IFRS 16. Upon closing, we repaid the aggregate outstanding lease obligations and transferred these assets to Vessels and drydock with the related depreciation subsequently recorded in Depreciation - Owned and lease financed vessels. This increase was partially offset by the sale of two and 17 of our owned or sale leaseback vessels during the year ended December 31, 2023 and 2022, respectively. These vessels were written down to their net realizable value upon being designated as held for sale, and depreciation ceased being recorded upon that designation.
Depreciation - Right of use assets. Depreciation - right of use assets for the year ended December 31, 2023 was $24.2 million, a decrease of $14.6 million, or 38%, from $38.8 million for the year ended December 31, 2022. As mentioned above, during the year ended December 31, 2023, we exercised the purchase options on all 21 vessels that were accounted for as right of use under IFRS 16. Upon closing, we repaid the aggregate outstanding lease obligations and transferred these assets to Vessels and drydock with the related depreciation subsequently recorded in Depreciation - Owned and lease financed vessels. There were no right of use assets accounted for under IFRS 16 held on our balance sheet as of December 31, 2023.
General and administrative expenses. General and administrative expenses were $106.3 million for the year ended December 31, 2023, an increase of $18.1 million, or 21%, from $88.1 million for the year ended December 31, 2022. The change was primarily driven by an increase in restricted stock amortization, including $8.4 million of accelerated amortization which was triggered by the departure of the Company's former CFO in October 2023. This increase was partially offset by an aggregate decrease in cash compensation related costs.
Reversal of previously recorded impairment. Under International Financial Reporting Standards, we are required to assess whether a previously recorded impairment on an asset no longer exists or has decreased. Upon performing this assessment at December 31, 2022 it was determined that given the strength in the product tanker market, and, in particular, the significant uplift in the market values for second-hand vessels, that the impairment charge of $14.2 million that was recorded during the year ended December 31, 2020 on 13 MRs should be reversed. The reversal of $12.7 million represents the full amount of the previously recorded impairment, less the depreciation that would have been recorded had the vessels not been considered impaired.
Write-off of deposits on scrubbers. Write-off of deposits on scrubbers of $10.5 million relates to the write-off of previously incurred deposits and installation costs for scrubbers on 11 MR product tankers which was triggered by the expiration of the Company’s option to purchase these scrubbers in December 2023.
Net gain/(loss) on sales of vessels. Net gain/(loss) on sales of vessels was a gain of $12.0 million for the year ended December 31, 2023 compared to a net loss of $66.5 million for the year ended December 31, 2022. During the year ended December 31, 2023, we sold two MRs and during the year ended December 31, 2022, we sold 18 vessels, consisting of three LR2s, 12 LR1s, and three MRs.
Financial expenses. Financial expenses were $183.2 million for the year ended December 31, 2023, an increase of $13.4 million, or 8%, from $169.8 million for the year ended December 31, 2022.

Financial expenses for the year ended December 31, 2023 primarily consisted of (i) interest payable on debt of $158.3 million, (ii) amortization of loan fees of $7.3 million, (iii) accretion of the premiums and discounts primarily recorded as part of the purchase price allocation on the indebtedness assumed from Navig8 Product Tankers Inc. in 2017 of $1.1 million, and (iv) the loss on extinguishment of debt and write-off of deferred financing fees of $16.5 million.
Financial expenses for the year ended December 31, 2022 primarily consisted of (i) interest payable on debt of $137.1 million, (ii) accretion of our Convertible Notes due in 2022 and 2025 of $12.7 million, (iii) amortization of loan fees of $6.4 million, (iv) the loss on extinguishment of debt and write-off of deferred financing fees of $11.5 million and (v) accretion of the premiums and discounts recorded as part of the purchase price allocation on the indebtedness assumed from Navig8 Product Tankers Inc. in 2017 of $2.1 million.
The increase in interest expense during the year ended December 31, 2023 when compared to the year ended December 31, 2022, was primarily attributable to an increase in the benchmark rates (primarily LIBOR, which ceased as of June 30, 2023, and subsequently SOFR), which underpin all of our variable rate borrowings. The increases in the benchmark rates were partially offset by the overall reductions in our indebtedness arising from the sale of vessels (and repayments of the related debt or lease financing obligations) along with the exercise of purchase options on lease financed vessels, the maturity of the Convertible Notes Due 2022 in May 2022, and the conversion of the Convertible Notes Due 2025 in December 2022. These reductions were partially offset by new borrowings. The combination of these factors resulted in higher interest expense for the year ended December 31, 2023 compared to December 31, 2022 despite the decrease in the average carrying value of our debt to $1.92 billion during the year ended December 31, 2023 compared to $2.69 billion for the year ended December 31, 2022.
The loss on extinguishment of debt and write-off of deferred financing fees during the years ended December 31, 2023 and 2022, respectively, were as follows:
•During the year ended December 31, 2023, our loss on extinguishment of debt and write-off of deferred financing fees was $16.5 million, which consisted of (i) $10.2 million in costs related to the extinguishment of debt, (ii) $4.3 million of write-offs of deferred financing fees related to the unscheduled debt and lease repayments during the year, (iii) $2.7 million of write-offs of the discounts related to the unscheduled debt and lease repayments during the year, (iv) $0.8 million of accelerated effective interest on right of use liabilities related to unscheduled lease payments during the year, offset by (v) a gain of $1.5 million related to the adjustment of the carrying values of certain sale and leaseback arrangements related to the notifications to exercise purchase options.
•During the year ended December 31, 2022, our loss on extinguishment of debt and write-off of deferred financing fees was $11.5 million, which consisted of (i) $6.6 million of write-offs of deferred financing fees related to the repayments of debt or lease financing obligations for the 18 vessels sold during the year along with the notifications to exercise purchase options on 22 lease financed vessels during the year, (ii) $4.9 million in costs related to the extinguishment of debt, (iii) $0.9 million of write-offs of the discounts related to the payment of indebtedness on certain vessels sold and to the notifications to exercise purchase options on certain vessels, and offset by (iv) a gain of $0.9 million related to the adjustment of the carrying values of certain sale and leaseback arrangements related to the notifications to exercise purchase options.
Financial income. Financial income was $19.1 million for the year ended December 31, 2023, an increase of $12.2 million, or 178%, from $6.9 million for the year ended December 31, 2022. This increase was driven by the interest earned on our cash balance, due to the higher interest rate environment for deposits and increased average cash balance during the year ended December 31, 2023 as compared to the prior year.
Results of Operations for the year ended December 31, 2022 compared to the year ended December 31, 2021
For a discussion of our results for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5 - Operating and Financial Review and Prospects - A. Operating Results - Results of Operations for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021” contained in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 24, 2023.

B. Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs is expected to be the cash flows generated from our vessels, which primarily operate in the Scorpio Pools, in the spot market or on time charter, in addition to our cash on hand and availability under a revolving line of credit. We believe that the Scorpio Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.
We currently project that we will have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations and obligations under sale and leaseback arrangements) for a period of at least 12 months from the date of this annual report.
The cash flows we generate from our vessels have been impacted by geopolitical events such as the conflict in Ukraine and the Red Sea. This has resulted in the implementation of sanctions on the export of Russian crude oil and refined petroleum products, has continued to disrupt supply chains for crude oil and refined petroleum products, changing volumes and trade routes, and thus increasing ton-mile demand for the seaborne transportation of refined petroleum products. Additionally, since December 2023, there have been multiple drone and missile attacks on commercial vessels transiting international waters in the southern Red Sea by groups believed to be affiliated with the Yemen-based Houthi rebel group purportedly in response to the ongoing military conflict between Israel and Hamas. Recent attacks on U.S. military installations in Jordan and other locations in the middle east, the continuing military actions by the U.S. government and certain of its allies against the Houthi rebel group, which the U.S. government believes to be supported by the government of Iran and the ongoing military conflict between Israel and Hamas continue to threaten the political stability of the region and may lead to further military conflicts, including continued hostile actions towards commercial shipping in the region. We cannot predict the severity or length of the current conditions impacting international shipping in this region and the continuing disruption of the trade routes in the region of the Red Sea. While thus far the impact of these events has been favorable to the demand for our vessels, it is also possible that it could have a material and adverse impact on our results of operations in the future.
While our revenues and net income during the year ended December 31, 2023 declined from the record setting levels reached during the year ended December 31, 2022, market conditions remained robust and at cyclically high levels. These market conditions have continued through the date of this report. The cash flows generated from operations have been, and continue to be, utilized to repay our outstanding debt and lease obligations.
From December 31, 2023 through the date of this report, we have made $171.1 million of unscheduled repayments of credit facilities and lease purchase options which were committed as of December 31, 2023 with an additional $45.6 million expected to close in the first half of 2024. Subsequent to December 31, 2023, we have made additional purchase option commitments of $163.5 million which are also expected to close in the first half of 2024.
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

As of December 31, 2023, our cash and cash equivalents balance was $355.6 million, which was less than our cash and cash equivalents balance of $376.9 million as of December 31, 2022. As of December 31, 2023, we had $288.2 million of availability under the revolving portion of the 2023 $1.0 Billion Credit Facility. The changes in our cash balance are discussed below under the section entitled Cash Flows. As of March 21, 2024 and December 31, 2023, we had approximately $1.5 billion and $1.6 billion in aggregate outstanding indebtedness, respectively (which reflects the amounts payable under term loan facilities, lease financing arrangements and lease liabilities, and excludes unamortized deferred financing fees or other premiums and discounts). All of our credit facilities are described below under “Long-Term Debt Obligations and Credit Arrangements.”
As of December 31, 2023, our long-term liquidity needs were primarily comprised of our debt repayment obligations for our secured credit facilities, lease financing arrangements, and obligations under our time charter-in arrangements.
Equity
2020 $250 Million Securities Repurchase Program
In May and July 2022, we repurchased $10.8 million and $1.5 million, respectively, in aggregate principal amount of our Convertible Notes Due 2025 in the open market for $12.6 million and $1.7 million. Additionally, from January 2022 through October 2022, we repurchased an aggregate of 3,120,341 of our common shares at an average price of $38.66 per share. These repurchases include the repurchase of 1,293,661 of our common shares from Eneti Inc., former a related party, for $38.65 per share and 1,826,680 common shares in the open market for an average price of $38.66 per share. These shares were purchased under the 2020 $250 Million Securities Repurchase Program.
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
2023 Securities Repurchase Program
On February 15, 2023, our Board of Directors authorized a new securities repurchase program to purchase up to an aggregate of $250 million of securities which, in addition to our common shares, consisted of our Senior Notes Due 2025 (NYSE: SBBA) at the date of authorization.
During the year ended December 31, 2023, we repurchased an aggregate of 8,069,020 common shares at an average price of $48.90 per share under the 2023 Securities Repurchase Program.
On each of May 1, 2023, May 31, 2023, and November 9, 2023, the Board of Directors authorized resetting the amount available to repurchase the Company's securities under the 2023 Securities Repurchase Program up to an aggregate of $250 million.
We had $250 million remaining under our 2023 Securities Repurchase Program as of December 31, 2023. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
There were 21,389,520 and 11,429,197 common shares held in treasury at December 31, 2023 and 2022, respectively.
Shares outstanding
We currently have 175,000,000 registered shares authorized of which 150,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 are designated as preferred shares with a par value of $0.01.
As of December 31, 2023, we had 53,107,765 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.

2013 Equity Incentive Plan
For a description of issuances of our common shares pursuant to our 2013 Equity Incentive Plan, see “Item 6. Directors, Senior Management and Employees - B. Compensation - 2013 Equity Incentive Plan.”
Cash Flows
The table below summarizes our sources and uses of cash for the periods presented:

	For the year ended December 31,
In thousands of U.S. dollars	2023	2022
Cash flow data
Net cash inflow/(outflow)
Operating activities	$865,492	$769,333
Investing activities	43,611	571,956
Financing activities	(930,422)	(1,194,834)

Cash flow from operating activities
Fiscal year ended December 31, 2023 compared to fiscal year ended December 31, 2022
Operating cash flows are driven by our results of operations along with movements in working capital. The following table sets forth the components of our operating cash flows for the years ended December 31, 2023 and December 31, 2022:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2023	2022	favorable / (unfavorable)	Change
Vessel revenue (1)	$1,341,222	$1,562,873	$(221,651)	(14)%
Vessel operating costs (1)	(315,582)	(323,725)	8,143	3%
Voyage expenses (1)	(13,243)	(92,698)	79,455	86%
General and administrative expenses - cash (1)(2)	(58,915)	(67,734)	8,819	13%
Financial expenses - cash (1) (3)	(166,491)	(141,982)	(24,509)	(17)%
Change in working capital (4)	59,472	(175,581)	235,053	134%
Financial income - cash	19,112	6,884	12,228	178%
Other	(83)	1,296	(1,379)	(106)%
Operating cash flow	$865,492	$769,333	$96,159	12%
(1)See “Item 5. Operating and Financial Review and Prospects- A. Operating Results” for information on these variations for the years ended December 31, 2023 and 2022.
(2)Cash general and administrative expenses are general and administrative expenses from our consolidated statements of operations excluding the amortization of restricted stock of $47.3 million and $20.4 million for the years ended December 31, 2023 and 2022, respectively.
(3)Cash financial expenses represents interest payable on our outstanding indebtedness and lease financing obligations. These amounts are derived from Financial expenses from our consolidated statements of operations excluding (i) the amortization of deferred financing fees of $7.3 million and $6.4 million for the years ended December 31, 2023 and 2022, respectively, (ii) non-cash debt extinguishment costs, primarily the write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities, of $8.3 million and $6.6 million over these same periods, (iii) the accretion of our Convertible Notes Due 2022 and Convertible Notes Due 2025 of $12.7 million during the year ended December 31, 2022, and (iv) accretion of $1.1 million and $2.1 million related primarily to the premiums and discounts recorded as part of the purchase price allocation on the indebtedness assumed from Navig8 Product Tankers Inc. in 2017 during the years ended December 31, 2023 and 2022. Cash financial expense increased primarily as a result of an increase in the benchmark interest rates (both LIBOR and SOFR) as compared to the year ended December 31, 2022. During the year ended December 31, 2023, benchmark interest rates continued to increase as central banks around the world introduced measures to combat inflation. The increases in benchmark rates were partially offset by the overall reduction in our indebtedness arising from (i) the sales of two and 18 vessels during the years ended

December 31, 2023 and 2022, respectively, (and repayments of the related debt or lease financing obligations), (ii) the unscheduled debt and lease repayments on 58 and 23 vessels during the year ended December 31, 2023 and 2022, respectively, (iii) the maturity of the Convertible Notes Due 2022 in May 2022, and (iv) the conversion of the Convertible Notes Due 2025 in December 2022. These reductions were partially offset by new borrowings in 2023. The combination resulted in higher interest expense for the year ended December 31, 2023 compared to the year ended December 31, 2022 despite the reduction in the average carrying value of our debt to $1.92 billion from $2.69 billion, respectively.
(4)The change in working capital in 2023 was primarily driven by a decrease in accounts receivable, accrued expenses, accounts payable, prepaid expenses and inventories. The decrease in accounts receivable is primarily driven by a decrease in revenue from last year. Our revenues during the year ended December 31, 2023 were primarily derived from the Scorpio Pools and vessels time chartered-out. Receivables from time charter-out arrangements are generally received in advance on a monthly basis. Accounts receivable due from the Scorpio Pools are driven by market conditions in the months preceding the end of the period. The revenues earned by vessels operating in the Scorpio Pools in the months preceding December 31, 2023 were less than the months preceding December 31, 2022, thus leading to a decrease in account receivable. The decrease in accrued expenses at December 31, 2023 was primarily the result of a decrease in accrued compensation costs along with decreases in supplier related amounts due. The remaining changes in working capital were driven primarily by timing.
The change in working capital in 2022 was primarily driven by an increase in accounts receivable, inventories, prepaid expenses and a decrease in accounts payable offset by an increase in accrued expenses and a decrease in other assets. Our revenues during the year ended December 31, 2022 were primarily derived from the Scorpio Pools and in the spot market. The revenues earned by vessels operating in the Scorpio Pools and the spot market in the months preceding December 31, 2022 were significantly greater than the months preceding December 31, 2021, thus leading to the increase in accounts receivable. The increase in accrued expenses at December 31, 2022 was primarily the result of an increase in accrued compensation and related benefits. The decrease in other assets was primarily the result of the reimbursement of working capital balances from the Scorpio Pools for vessels that were sold or entered into long-term time charter-out agreements. The remaining changes in working capital were driven primarily by timing.

Cash flow from investing activities
The following table sets forth the components of our investing cash flows for the years ended December 31, 2023 and December 31, 2022:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2023	2022	favorable / (unfavorable)	Change
Cash inflows
Net proceeds from disposal of vessels (1)	64,878	607,693	(542,815)	(89)%
Distributions from dual fuel tanker joint venture (2)	1,822	493	1,329	270%
Total investing cash inflows	66,700	608,186	(541,486)	(89)%

Investment in dual fuel tanker joint venture (2)	—	(1,750)	1,750	100%
Drydock, scrubber and BWTS payments (owned, lease financed, and bareboat-in vessels) (3)	(23,089)	(34,480)	11,391	33%
Total investing cash outflows	(23,089)	(36,230)	13,141	36%

Net cash inflow from investing activities	$43,611	$571,956	$(528,345)	(92)%

(1)During the year ended December 31, 2023, we sold two MR product tankers, STI Ville and STI Amber for aggregate net proceeds of $64.9 million, which excludes $0.3 million of accrued and unpaid selling costs as of December 31, 2023. During the year ended December 31, 2022, we sold 18 vessels, consisting of three LR2s (STI Savile Row, STI Carnaby and STI Nautilus), 12 LR1s (STI Excelsior, STI Executive, STI Excellence, STI Pride, STI Providence, STI Prestige, STI Experience, STI Express, STI Exceed, STI Excel, STI Expedite, and STI Precision) and three MRs (STI Fontvieille, STI Benicia, and STI Majestic) for aggregate net proceeds of $607.7 million.

(2)In August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to carry methanol both as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers (two of which were sold during the fourth quarter of 2021). The dual-fuel MR methanol tankers are currently on long-term time charter contracts greater than five years. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million. In November 2022, we contributed an additional $1.75 million to the joint venture to increase the joint venture's ownership interest in one of the LR1 tankers. We account for our interest in this joint venture using the equity method pursuant to IFRS 11 - Joint arrangements. Under this guidance, the investment is initially measured at cost, and the carrying amount of the investment is adjusted in subsequent periods based on our share of profits or losses from the joint venture (adjusted for any fair value adjustments made upon initial recognition). Any distributions received from the joint venture reduce the carrying amount.
The joint venture issued cash distributions of $1.8 million and $0.5 million during the years ended December 31, 2023 and 2022, respectively.
(3)Drydock, scrubber, ballast water treatment system and other vessel related payments represent the cash paid in 2023 and 2022 for the drydocking of our vessels along with payments made as part of the agreements to purchase and install scrubbers and ballast water treatment systems and other vessel equipment. See the below section entitled "Capital Expenditures," for further discussion on vessels that were drydocked and had scrubber or BWTS installations during the years ended December 31, 2023 and 2022.
Cash flow from financing activities
Cash flows from financing activities primarily consist of the issuance, repayment and costs related to our secured and unsecured debt, sale and leaseback liabilities, and IFRS 16 lease liabilities, the issuance and costs related to our common stock, the payment of dividends to our common shareholders, and the activity within our securities repurchase programs (defined below). The following table sets forth the components of our financing cash flows for the years ended December 31, 2023 and December 31, 2022:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2023	2022	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities(1)	$1,386,482	$5,075	$1,381,407	27,220%
Proceeds from sale and leaseback transactions(1)	—	117,204	(117,204)	(100)%
Issuance of Unsecured Senior Notes Due 2025(1)	—	359	(359)	(100)%
Decrease in restricted cash(2)	783	4,008	(3,225)	(80)%
Total financing cash inflows	1,387,265	126,646	1,260,619	995%

Cash outflows
Repayments on our secured credit facilities(1)	(500,866)	(349,421)	(151,445)	(43)%
Repayments under sale and leaseback liabilities(1)	(723,663)	(622,201)	(101,462)	(16)%
Repayments under IFRS 16 lease liabilities (1)	(516,127)	(79,502)	(436,625)	(549)%
Repayments and repurchases of convertible notes(1)	—	(83,968)	83,968	100%
Dividend payments(3)	(57,660)	(23,313)	(34,347)	(147)%
Common stock repurchases(4)	(489,680)	(161,373)	(328,307)	(203)%
Debt issuance costs(5)	(29,691)	(1,702)	(27,989)	(1,644)%
Total financing cash outflows	(2,317,687)	(1,321,480)	(996,207)	(75)%

Net cash outflow from financing activities	$(930,422)	$(1,194,834)	$264,412	22%

(1)The following table sets forth the cash drawdowns and repayments on our secured credit facilities, unsecured debt, sale and leaseback liabilities, and IFRS 16 lease liabilities during the years ended December 31, 2023 and 2022. During these periods, certain credit facilities, unsecured debt, and lease financing arrangements were either entered into, drawn, or repaid in full. We refer to Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F for further details of all of our financing arrangements, including the activity that occurred during the years ended December 31, 2023 and 2022.

	2023		2022
	Drawdowns	Repayments	Drawdowns	Repayments
In thousands of U.S. dollars
Credit Agricole Credit Facility	—	—	—	(73,591)
Citibank/K-Sure Credit Facility	—	—	—	(78,401)
Hamburg Commercial Bank Credit Facility	—	(33,732)	—	(3,292)
Prudential Credit Facility	—	(5,546)	—	(5,546)
2019 DNB / GIEK Credit Facility	—	(38,338)	—	(7,112)
BNPP Sinosure Credit Facility	—	(10,909)	5,075	(10,813)
2020 $225.0 Million Credit Facility	—	(37,765)	—	(107,871)
2021 $21.0 Million Credit Facility	—	—	—	(19,245)
2021 $43.6 Million Credit Facility	—	—	—	(43,550)
2023 $225.0 Million Credit Facility	225,000	(25,425)	—	—
2023 $49.1 Million Credit Facility	49,088	(3,462)	—	—
2023 $117.4 Million Credit Facility	117,394	(8,504)	—	—
2023 $1.0 Billion Credit Facility	901,000	(336,093)	—	—
2023 $94.0 Million Credit Facility	94,000	(1,092)	—	—
Total Secured Credit Facilities	$1,386,482	$(500,866)	$5,075	$(349,421)
Convertible Notes Due 2022	—	—	—	(69,695)
Unsecured Senior Notes Due 2025	—	—	359	—
Convertible Notes Due 2025	—	—	—	(14,273)
Total Unsecured Senior Notes	$—	$—	$359	$(83,968)
Ocean Yield Lease Financing	—	(89,484)	—	(11,542)
BCFL Lease Financing (LR2s)	—	(68,310)	—	(11,011)
CSSC Lease Financing	—	(121,279)	—	(12,736)
CSSC Scrubber Financing	—	—	—	(1,829)
BCFL Lease Financing (MRs)	—	(31,068)	—	(15,686)
2018 CMBFL Lease Financing	—	—	—	(111,986)
$116.0 Million Lease Financing	—	—	—	(95,789)
AVIC Lease Financing	—	(77,769)	—	(28,636)
China Huarong Lease Financing	—	—	—	(103,416)
$157.5 Million Lease Financing	—	—	—	(109,657)
COSCO Lease Financing	—	—	—	(61,050)
2020 CMBFL Lease Financing	—	(38,090)	—	(3,242)
2020 TSFL Sale and Leaseback	—	(40,607)	—	(3,321)
2020 SPDBFL Lease Financing	—	(43,753)	—	(6,495)
2021 AVIC Lease Financing	—	(7,252)	—	(7,251)
2021 CMBFL Lease Financing	—	(6,520)	—	(6,520)
2021 TSFL Lease Financing	—	(4,380)	—	(4,380)
2021 CSSC Lease Financing	—	(48,631)	—	(5,262)
2021 $146.3 Million Lease Financing	—	(133,699)	—	(12,551)

2021 Ocean Yield Lease Financing	—	(5,850)	—	(5,850)
2022 AVIC Lease Financing	—	(9,169)	117,204	(4,584)
Prepaid interest expense	—	2,198	—	593
Total Sale and Leaseback Liabilities	$—	$(723,663)	$117,204	$(622,201)

IFRS 16 - Leases - 3 MRs	—	(36,933)	—	(8,130)
IFRS 16 - Leases - $670.0 Million	—	(480,396)	—	(70,791)
Prepaid interest expense	—	1,202	—	(581)
Total IFRS 16 Lease Liabilities	$—	$(516,127)	$—	$(79,502)

(2)    During the year ended December 31, 2023, we exercised the purchase options on the vessels under the BCFL Lease Financing (LR2s) and repaid the outstanding indebtedness. During the year ended December 31, 2022, we repaid Citi / K-Sure Credit Facility in connection with the sales of the vessels collateralized under that facility. As a result of these transactions, $0.8 million and $4.0 million of restricted cash was released during the years end December 31, 2023 and 2022, respectively.
(3)     Dividend payments to shareholders were $57.7 million and $23.3 million for the years ended December 31, 2023 and 2022, respectively. These dividends represent dividends of $1.05 per share and $0.40 per share (based on the number of shares outstanding on each of the record dates) for the years ended December 31, 2023 and 2022, respectively.
(4)     Common stock repurchases during the year ended December 31, 2023 represent the repurchase of 9,960,323 of our common shares at an average price of $49.16 per share for a total of $489.7 million. Common stock repurchases during the year ended December 31, 2022 represent the repurchase of 3,909,873 of our common shares at an average price of $41.27 per share for a total of $161.4 million. These repurchases include the repurchase of 1,293,661 of our common shares from Eneti Inc., a former related party, for $38.65 per share and 2,616,212 common shares in the open market for an average price of $42.57 per share.
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
The following is a table summarizing our indebtedness as of December 31, 2023 and March 21, 2024. The balances set forth below reflect the principal amounts due under each facility or lease financing arrangement as of each date and do not reflect any: (i) unamortized deferred financing fees; (ii) discounts / premiums attributable to the debt, either assumed in a business combination that was recorded as part of the purchase price allocation or as part of the market issuance of a security; and (iii) deposits held by the lessor. The balances for the unsecured Senior Notes Due 2025 represent the face value of this instrument.

In thousands of U.S. dollars	Amount outstanding at December 31, 2023	Amount outstanding at March 21, 2024
Prudential Credit Facility (1)	$33,740	$—
BNPP Sinosure Credit Facility	69,667	69,667
2023 $225.0 Million Credit Facility	199,575	191,100
2023 $49.1 Million Credit Facility	45,626	44,472
2023 $117.4 Million Credit Facility	108,890	104,638
2023 $1.0 Billion Credit Facility (2)	564,907	663,907
2023 $94.0 Million Credit Facility	92,908	90,491
Ocean Yield Lease Financing	25,376	24,625
BCFL Lease Financing (MRs) (3)	21,653	—
2020 SPDBFL Lease Financing (4)	38,300	—
2021 AVIC Lease Financing (5)	77,383	—
2021 CMBFL Lease Financing (6)	61,525	61,120
2021 TSFL Lease Financing (7)	45,617	45,617
2021 Ocean Yield Lease Financing	58,083	56,624
2022 AVIC Lease Financing (8)	104,635	102,343
Unsecured Senior Notes Due 2025	70,571	70,571
Total	$1,618,456	$1,525,175

(1)    In January 2024, we repaid the debt related to three vessels which were financed on the Prudential Credit Facility (STI Acton, STI Camden and STI Clapham). This transaction resulted in a debt reduction of $33.7 million.
(2)    In January 2024, the Company drew down $99.0 million from the 2023 $1.0 Billion Credit Facility and six vessels (STI Acton, STI Camden, STI Jardins, STI Osceola, STI Soho and STI San Telmo) were collateralized under the facility.
(3)    In January 2024, we exercised the purchase options on STI Topaz, STI Garnet and STI Onyx on the BCFL Lease Financing (MRs) and repaid the aggregate outstanding lease obligation of $21.7 million as part of these transactions.
(4)    In January 2024, we exercised the purchase options on STI Jardins and STI San Telmo on the 2020 SPDBFL Lease Financing and repaid the aggregate outstanding lease obligation of $38.3 million as part of these transactions.
(5)    In January 2024, we exercised the purchase options on STI Soho, STI Osceola, STI Memphis and STI Lombard on the 2021 AVIC Lease Financing and repaid the aggregate outstanding lease obligation of $77.4 million as part of these transactions.
(6)    In January 2024, we gave notices to exercise the purchase options on STI Comandante, STI Brixton, STI Pimlico, STI Finchley and STI Westminster which are financed on the 2021 CMBFL Lease Financing. These purchases are expected to close in the first half of 2024 and the aggregate outstanding lease liability at the date of repurchase is expected to be $61.1 million.
(7)    In December 2023, we gave notices to exercise the purchase options on STI Black Hawk, STI Pontiac and STI Notting Hill which are financed on the 2021 TSFL Lease Financing. These purchases are expected to occur in first quarter of 2024 and the aggregate outstanding lease liabilities are expected to be $45.6 million at the dates of purchase.
(8)    In February 2024, we gave notices to exercise the purchase options on STI Gramercy, STI Queens, STI Oxford and STI Selatar which are financed on the 2022 AVIC Lease Financing. These purchases are expected to close in the first half of 2024 and the aggregate outstanding lease liability at the date of repurchase is expected to be $102.4 million.
Capital Expenditures
Vessel acquisitions and payments for vessels under construction
We did not enter into any agreements to construct vessels during the years ended December 31, 2023, 2022, and 2021.

Sales of vessels
During the year ended December 31, 2023, we closed on the sale of two MR vessels, STI Ville and STI Amber, in July 2023 and November 2023, respectively, for aggregate net proceeds of $64.6 million. The aggregate net book value of the vessels was $52.6 million on the dates they were held for sale and we recorded an aggregate gain of $12.0 million during the year ended December 31, 2023 as a result of these sales. Additionally, we repaid the outstanding sale and leaseback obligation of $8.2 million with respect to STI Amber as a result of this sale. There was no debt associated with the STI Ville at the time of sale.
During the year ended December 31, 2022, we sold 18 vessels consisting of three LR2s (STI Savile Row, STI Carnaby and STI Nautilus); 12 LR1s (STI Excelsior, STI Executive, STI Excellence, STI Pride, STI Providence, STI Prestige, STI Experience, STI Express, STI Exceed, STI Excel, STI Expedite, and STI Precision); and three MRs (STI Fontvieille, STI Benicia, and STI Majestic). Seven vessel sales closed in the first quarter of 2022, nine vessel sales closed in the second quarter of 2022 and two vessel sales vessels closed in the third quarter of 2022 for aggregate net proceeds of $607.7 million.
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
Drydock
During the years ended December 31, 2023, 2022, and 2021, we completed the following drydocks, as described below:

Drydock	Total
Costs in thousands of U.S. dollars	Vessels	Off-hire days	Cost
Drydock in-progress at December 31, 2020			$2,985
Costs incurred in 2021			27,116
Drydock completed in 2021 (1)	21	803	28,128
Drydock in-progress at December 31, 2021			$1,973
Costs incurred in 2022			19,657
Drydock completed in 2022 (1)	15	497	20,922
Drydock in-progress at December 31, 2022			$708
Costs incurred in 2023			16,738
Drydock completed in 2023 (1)	8	212	14,403
Drydock in-progress at December 31, 2023			$3,043
(1)    Drydocks completed in 2021 includes 112 off-hire days from drydocks which commenced in 2020. Drydocks completed in 2022 includes 34 off-hire days from drydocks which commenced in 2021. Drydocks completed in 2023 includes one off-hire day from drydocks which commenced in 2022. Off-hire days also include off-hire days for installations of BWTS and / or scrubbers.
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

Ballast Water Treatment Systems and Scrubbers
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems, or BWTS, from an unaffiliated third-party supplier. These systems were installed from 2019 through 2023, as each respective vessel under the agreement was due for its International Oil Pollution Prevention, or IOPP, renewal survey. Costs capitalized for these systems include the cost of the base equipment that we have contracted to purchase in addition to directly attributable installation costs, costs incurred for systems that were installed during the period, and installation costs incurred in advance of installations that are expected to occur in subsequent periods. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life and are depreciating the equipment and related installation costs on this basis.
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
In 2020, and as further amended in February 2021, we reached an agreement to extend the options to purchase and install scrubbers on 19 vessels. In August 2021, we exercised options to purchase six of these scrubbers. The options to purchase scrubbers on the remaining vessels expired unexercised during the year ended December 31, 2023 and as a result, we wrote-off $10.5 million related to previously incurred deposits and installation costs.
We did not install any scrubbers during the year ended December 31, 2023. We installed six scrubbers during the year ended December 31, 2022. During the years ended December 31, 2023 and 2022, we retrofitted four vessels with BWTS in each year. There were no further obligations due under contracts for the purchase of BWTS or scrubbers as of December 31, 2023.
The following table summarizes Ballast Water Treatment Systems activity for the years ended December 31, 2023, 2022 and 2021:

Ballast Water Treatment Systems	Total
Costs in thousands of U.S. dollars	Vessels	Off-hire days	Cost
BWTS in-progress at December 31, 2020			$175
Costs incurred in 2021 (1)			218
BWTS completed in 2021 (2)	—	—	(65)
BWTS in-progress at December 31, 2021			$458
Costs incurred in 2022 (1)			5,639
BWTS completed in 2022 (2)	4	209	5,364
BWTS in-progress at December 31, 2022			$733
Costs incurred in 2023 (1)			4,561
BWTS completed in 2023 (2)	4	147	5,275
BWTS in-progress at December 31, 2023			$19
(1)    Includes capitalized interest of $0.1 million for the year ended December 31, 2022. Capitalized interest for the years ended December 31, 2023 and 2021 was less than $0.1 million in each year.
(2)    Off-hire days include off-hire days for drydock and/or installations of scrubbers.

The following table summarizes scrubber installation activity for the years ended December 31, 2023, 2022, and 2021:

Scrubber	Total
Costs in thousands of U.S. dollars	Vessels	Off-hire days	Cost
Scrubber in-progress at December 31, 2020			$5,349
Costs incurred in 2021 (1)			4,371
Scrubber completed in 2021 - notional drydock (2)			150
Scrubber completed in 2021 (3)	1	83	4,774
Scrubber in-progress at December 31, 2021			$4,796
Costs incurred in 2022 (1)			14,590
Scrubber completed in 2022 - notional drydock (2)			150
Scrubber completed in 2022 (3)	6	400	18,453
Scrubber in-progress at December 31, 2022			$783
Write-offs in 2023 (4)			(783)
Scrubber in-progress at December 31, 2023	—	—	$—
(1)    Includes capitalized interest of $0.1 million and $0.2 million for the years ended December 31, 2022 and 2021, respectively. There was no capitalized interest during the year ended December 31, 2023.
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
(3)    Off-hire days include off-hire days for drydock and/or installations of BWTS.
(3)    Primarily related to the write-off of installation costs associated to the expiration of our options to purchase scrubbers.
Charter-free market value of our fleet
Historically, the charter-free market values, or basic market value, of our vessels have been volatile and have, at times, declined below their carrying values. At December 31, 2023 and 2022, our operating fleet consisted of 111 and 113 owned or sale and leaseback vessels, respectively. All of the vessels in our operating fleet had basic market values greater than their carrying amount at these dates.
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
Material Cash Requirements
The following table sets forth our material cash requirements as of December 31, 2023:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Principal obligations under secured credit facilities (1)	$225,986	$333,111	$556,216	$—
Principal obligations under sale and leaseback liabilities (1)	207,575	49,450	78,761	96,786
Estimated interest payments on secured bank loans (2)	71,788	80,973	37,024	—
Estimated interest payments on sale and leaseback liabilities (2)	23,721	29,900	20,562	13,369
Technical management fees (3)	13,686	—	—	—
Commercial management fees (4)	21,994	—	—	—
Senior unsecured notes (5)	—	70,571	—	—
Senior unsecured notes - estimated interest payments (6)	4,940	2,470	—	—
Total	$569,690	$566,475	$692,563	$110,155

(1)Represents principal and maturity payments due on our secured credit facilities and sale and leaseback liabilities which are described in Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F. These payments are based on amounts outstanding as of December 31, 2023.
(2)Represents estimated interest payments on our secured credit facilities and sale and leaseback liabilities. These payments were estimated by taking into consideration: (i) the margin on each financing arrangement and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of December 31, 2023.
The forward curve was calculated as follows as of December 31, 2023:

Year 1	4.79%
Year 2	3.58%
Year 3	3.12%
Year 4	3.37%	(A)
Year 5	3.14%
Year 6	3.42%	(A)
Year 7	3.37%
Year 8	3.51%	(A)
Year 9	3.50%	(A)
Year 10	3.50%

(A)Third party published interest swap rates were unavailable. As such, we interpolated these rates using the averages of the years in which swap rates were published.
Interest was then estimated using the rates mentioned above multiplied by the amounts outstanding under our various financing arrangements using the balance as of December 31, 2023 and taking into consideration the scheduled amortization of such arrangements going forward until their respective maturities. As of December 31, 2023, the weighted-average margin on our variable rate financing was (i) 2.00% on our secured credit facilities and (ii) 3.57% on our sale and leaseback liabilities. Additionally, the BCFL Lease Financing (MRs) sale and leaseback liabilities do not have a variable interest component. Accordingly, the interest portion of these liabilities are calculated using the implied interest rate in these agreements.
(3)Our technical manager, SSM, charges fees for its services pursuant to a 2018 Revised Master Agreement. Pursuant to this agreement, the fixed annual technical management fee is $175,000, and certain other services are itemized. The aggregate cost, including the costs that are itemized, are approximately $250,000 per year.

Under the terms of the 2018 Revised Master Agreement, the termination fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.
(4)In 2023, we paid our commercial manager, SCM, $250 per vessel per day for LR2 vessels, $325 per vessel per day for MR and Handymax vessels plus a 1.50% commission on gross revenue for vessels that operated in one of the Scorpio Pools. When the vessels were not in the pools, SCM charged fees of $250 per vessel per day for LR2 vessels and $300 per vessel per day for Handymax and MR vessels plus a 1.25% commission on gross revenue.
These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.
(5)    Represents the principal due at maturity on our Senior Notes Due 2025 as of December 31, 2023.
(6)    Represents estimated coupon interest payments on our Senior Notes Due 2025 as of December 31, 2023. The Senior Notes Due 2025 bear interest at a coupon rate of 7.00% per annum and mature in June 2025.
Off-Balance Sheet Arrangements
As of December 31, 2023, there are no off-balance sheet arrangements.
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers as of the date of this annual report. Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. The terms of our Class II directors expire at the 2024 annual meeting of shareholders, the terms of our Class III directors expire at the 2025 annual meeting of shareholders, and the terms of our Class I directors expire at the 2026 annual meeting of shareholders. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., L’Exotique,99 Boulevard du Jardin Exotique, Monaco 98000.
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

Name	Age	Position
Emanuele A. Lauro	45	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	63	President and Class II Director
Cameron Mackey	55	Chief Operating Officer and Class III Director
Christopher Avella (1)	45	Chief Financial Officer
Filippo Lauro	47	Vice President
Auste Vizbaraite	34	Secretary
Marianne Økland	61	Class III Director
Jose Tarruella	52	Class II Director
Reidar Brekke	62	Class II Director
Merrick Rayner	68	Class I Director
Sujata Parekh Kumar (2)	64	Class III Director
Niccolò Camerana (3)	44	Class I Director
Biographical information concerning the directors and executive officers listed above is set forth below.
(1) Appointed as Chief Financial Officer in October 2023 upon the departure of the former Chief Financial Officer, Brian Lee.
(2) Appointed to the Board of Directors in March 2023.
(3) Appointed to the Board of Directors in September 2023.
Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company's founder, has served as Chairman and Chief Executive Officer since the closing of our initial public offering in April 2010. He also co-founded and served as Chairman and Chief Executive Officer of Eneti Inc., between 2013 and December 2023, until its merger with Cadeler A/S (NYSE: “CDLR”) of which Mr. Emanuele Lauro has served as Vice Chairman of Cadelar A/S since January 2024. Mr. Emanuele Lauro also served as director and Chief Executive Officer of Hermitage Offshore Services Ltd. between 2018 and 2021. Mr. Emanuele Lauro joined the Scorpio group of companies in 2003 and has continued to serve there in a senior management position since 2004. Under his leadership, the Scorpio group of companies has grown from an owner of three vessels in 2003 to become a leading operator and manager of more than 175 vessels in 2022. Over the course of the last several years, Mr. Emanuele Lauro has founded and developed all of the Scorpio Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. He is the President of the Monaco Chamber of Shipping and is also a member of the Advisory Board of Fordham University. In addition, Mr. Emanuele Lauro served as director of the Standard Club from May 2013 to January 2019. He has a degree in international business from the European Business School, London. Mr. Emanuele Lauro is the brother of our Vice President, Mr. Filippo Lauro.
Robert Bugbee, President and Director
Robert Bugbee has served as a Director and President since the closing of our initial public offering in April 2010. He has more than 36 years of experience in the shipping industry. Mr. Bugbee also co-founded and served as President and Director of Eneti Inc. between 2013 and December 2023. He also served as President and director of Hermitage Offshore Services Ltd. between 2018 and 2021. He joined the Scorpio group of companies in March 2009 and has continued to serve there in a senior management position. Prior to joining the Scorpio group of companies, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industries. From 1995 to 2007, he was employed at OMI Corporation, or OMI, a NYSE-listed tanker company which was sold in 2007. While at OMI, Mr. Bugbee served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000, and Senior Vice President from August 1995 to June 1998. Mr. Bugbee joined OMI in February 1995. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time, Mr. Bugbee took a two year sabbatical beginning in 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.
Cameron Mackey, Chief Operating Officer and Director

Cameron Mackey has served as the Company's Chief Operating Officer since the closing of our initial public offering in April 2010 and as a Director since May 2013. Mr. Mackey also served as Chief Operating Officer of Eneti Inc. between July 2013 and December 2023. He also served as Chief Operating Officer of Hermitage Offshore Services Ltd. between 2018 and 2021 and as a director between 2019 and 2021. He joined the Scorpio group of companies in March 2009, where he continues to serve in a senior management position. Prior to joining the Scorpio group of companies, Mr. Mackey was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. Mr. Mackey has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
Christopher Avella, Chief Financial Officer
Christopher Avella has served as Chief Financial Officer since October 2023. He joined the Company in 2010 and previously served as the Chief Accounting Officer from 2021 through 2023 and Controller from 2014 through 2021. He also served as the Chief Financial Officer of Hermitage Offshore Services Ltd between 2019 and 2021. Prior to joining the Company, he was with Ernst & Young in its audit practice from 2002 through 2006 and its transaction advisory services practice from 2006 through 2010, where he was a senior manager. Mr. Avella is a certified public accountant and has a B.S. in accounting from Rutgers University, an M.B.A. from Seton Hall University and an M.S. in finance from Georgetown University.
Filippo Lauro, Vice President
Mr. Filippo Lauro has served as an executive officer of the Company with the title of Vice President since May 2015. He also served as Vice President of Eneti Inc. between June 2016 and December 2023. Mr. Filippo Lauro served as Vice President of Hermitage Offshore Services Ltd. between 2018 and 2021. Mr. Filippo Lauro joined the Scorpio group of companies in 2010 and has continued to serve there in a senior management position. Prior to joining the Scorpio group of companies, he was the founder of and held senior executive roles in several private companies, primarily active in real estate, golf courses and resorts development. Mr. Filippo Lauro is the brother of our Chairman and Chief Executive Officer, Mr. Emanuele Lauro.
Auste Vizbaraite, Secretary
Auste Vizbaraite has served as our Secretary since January 12, 2023. Ms. Vizbaraite also served as secretary of Eneti Inc. between January 2023 and December 2023 and other companies within the Scorpio group of companies. After several years of experience in the maritime industry, she joined the Scorpio group of companies in 2018 and has since been working within Scorpio’s legal department, focusing on implementing and developing Know Your Counterparty and sanctions compliance procedures for both the Company and Eneti Inc. Ms. Vizbaraite is a member of International Compliance Association since 2019, where she has completed several qualifications in business compliance. She has also completed courses with Corporate Governance Institute, focusing on corporate governance. Ms. Vizbaraite has also been representing Scorpio Tankers Inc. in Maritime Anti-Corruption Network since 2020.
Marianne Økland, Director
Marianne Økland has served on the Company’s Board of Directors since April 2013. She is also an independent director on the Professional Welsh Rugby Board (PRB) responsible for the Welsh national teams and the four professional regional teams as well as UKIB (UK Infrastructure Bank. Since November 2023 she has been on the board of Norse Atlantic Airways. Between 2010 and 2021, she held various non-executive director positions Charing various board committees at IDFC Limited, IDFC Alternatives (India), Islandsbanki (Iceland), the National Bank of Greece, NLB (Slovenia) and Hermitage Offshore. Ms. Økland served as Managing Director of Avista Partners, a London based consultancy company that provides advisory services and raises capital, from 2009 to 2018. Between 1993 and 2008, she held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring. Ms. Økland has led many transactions for large Nordic banks and insurance companies, and worked on some of the most significant mergers and acquisitions in these sectors. Between 1988 and 1993, she headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments. Ms. Økland holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.
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
Reidar C. Brekke, Director
Reidar C. Brekke has served on the Company's Board of Directors since December 2016. Mr. Brekke has over 21 years’ experience in the international energy, container logistics and transportation sector. He also serves as a partner of Brightstar Capital Partners, a middle market private equity firm. From June 2010 to January 2022, he was a member of the Board of Directors of Performance Shipping Inc. (NASDAQ: PSHG) and from December 2012 to August 2018, Mr. Brekke served as a board member and President of Intermodal Holdings LP, a New York based portfolio company that invests in and operates marine containers. From 2008 to 2012, Mr. Brekke served as President of Energy Capital Solution Inc., a company that provides strategic and financial advisory services to international shipping, logistics and energy related companies. From 2003 to 2008, he served as Manager of Poten Capital Services LLC, a registered broker-dealer specialized in the maritime sector. Prior to 2003, Mr. Brekke served as Chief Financial Officer, then President and Chief Operating Officer, of SynchroNet Marine, a logistics service provider to the global container transportation industry. He also held various senior positions with AMA Capital Partners LLC (formerly American Marine Advisers), a merchant banking firm focused on the maritime and energy industries. Furthermore, Mr. Brekke has been an adjunct professor at Columbia University’s School of International and Public Affairs - Center for Energy, Marine Transportation and Public Policy. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and has an MBA from the University of Nevada, Reno.
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

Niccolò Camerana, Director

Mr. Camerana has served on our Board of Directors since September 2023. In addition to his role as director, Niccolò has been employed by Stellantis (formerly Fiat Chrysler Automobiles) since 2010 and serves as Principal in Stellantis Ventures (the Corporate Venture Capital Fund of Stellantis). From 2003 to 2006, Niccolò worked for PwC in Italy in its transaction services and audit department. Thereafter, between 2006 and 2009, he worked for UBS Investment Bank in London in its mergers and acquisitions department. During his career within Fiat Group, Niccolò covered different roles and between 2016 and 2019, he was Head of Debt Capital Markets and Head of Business Development at FCA Bank; and in 2019, he became responsible for FCA EMEA business development, up until its merger with the Peugeot Group. Between 2016 and 2023, Niccolò was a member of the Exor N.V. Board of Directors.

B. Compensation
We paid an aggregate compensation of $59.7 million, $46.4 million and $23.0 million to our senior executive officers in 2023, 2022, and 2021, respectively. Executive management remuneration was as follows during these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2023	2022	2021
Short-term employee benefits (salaries)	$27,972	$32,663	$5,488
Share-based compensation (1)	31,702	13,777	17,476
Total	$59,674	$46,440	$22,964

(1)Represents the amortization of restricted stock issued under our equity incentive plans. See Note 14 to our Consolidated Financial Statements included herein for further description.
Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus an additional fee of $10,000 for each committee on which a director serves plus an additional fee of $25,000 for each committee for which a director serves as Chairman, per year, plus an additional fee of $35,000 to the lead independent director, per year, plus $2,000 for each meeting, plus reimbursements for actual expenses incurred while acting in their capacity as a director. During each of the years ended December 31, 2023 and 2022, we paid aggregate cash compensation of $0.9 million to our directors. Our officers and directors are also eligible to receive awards under our equity incentive plan which is described below under “—2013 Equity Incentive Plan.”
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
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 500,000 common shares for issuance under the 2013 Equity Incentive Plan which was increased by an aggregate of 5,824,646 common shares through December 31, 2020 and subsequently revised as follows:
The following is the reloading of additional common shares since 2020 under the 2013 Equity Incentive Plan.

	Date of Reload	Common Shares Reserved	Par Value
1	June 2021	386,883	$0.01 per share
2	October 2021	693,864	$0.01 per share
3	March 2023	1,785,500	$0.01 per share
4	February 2024	1,463,294	$0.01 per share
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
The following paragraphs summarize our grants of restricted stock during the years ended December 31, 2023, 2022, and 2021. The vesting periods of these grants are determined by the plan administrator and generally range from one to five years. Additionally, vesting of these grants is generally subject to a grantee's continued employment with the Company through the vesting date unless the grantee is terminated without cause or due to the grantee's death or disability.
In April 2021, we issued 276,369 shares of restricted stock to certain of our employees for no cash consideration. The share price on the issuance date was $18.38 per share. The vesting schedule for these restricted shares is (i) one-third of the shares vested on March 1, 2024, (ii) one-third of the shares vest on March 3, 2025, and (iii) one-third of the shares vest on March 2, 2026.
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
In March and April 2023, we issued an aggregate of 1,817,750 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuances dates was $55.57 and $55.89 per share, respectively. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vest on September 2, 2025, (ii) one-third of the shares vest on September 1, 2026, and (iii) one-third of the shares vest on September 1, 2027. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vest on April 1, 2024, (ii) one-third of the shares vest on December 2, 2024, and (iii) one-third of the shares vest on December 2, 2025.
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
C. Board Practices
Our Board of Directors currently consists of nine directors, six of whom have been determined by our Board of Directors to be independent under the rules of the NYSE and the rules and regulations of the SEC. Our Board of Directors has an Audit Committee, a Nominating and Corporate Governance Committee, a Compensation Committee and a Regulatory and Compliance Committee, each of which is comprised of certain of our independent directors, who are Mrs. Marianne Økland, Messrs. Jose Tarruella, Reidar Brekke, Merrick Rayner, Niccolo Camerana and Ms. Sujata Parekh Kumar. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of Scorpio that our board believes may present potential conflicts of interests between us and Scorpio. The Nominating and Corporate Governance Committee is responsible for recommending to the Board of Directors nominees for director appointments and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. The Regulatory and Compliance Committee oversees our operations to minimize environmental impact by the constant monitoring and measuring of progress of our vessels. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.
Clawback Policy
In December 2023, our Board of Directors adopted a policy regarding the recovery of erroneously awarded compensation (“Clawback Policy”) in accordance with the applicable rules of NYSE and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. In the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise erroneous data or if we determine there has been a significant misconduct that causes material financial, operational or reputational harm, we shall be entitled to recover a portion or all of any incentive-based compensation, if any, provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.
Our Clawback Policy shall be administered by our Board of Directors and/or our Compensation Committee, and Compensation Committee has the authority, in accordance with the applicable laws, rules and regulations, to interpret and make determinations necessary for the administration of the Clawback Policy, and may forego recovery in certain instances, including if it determines that recovery would be impracticable. The full text of our Clawback Policy is included as Exhibit 97.1 to this Annual Report.
D. Employees
As of both December 31, 2023 and 2022, we had 24 shore-based employees. SSM and SCM were responsible for our commercial and technical management.
E. Share Ownership
The following table sets forth information regarding the share ownership of our common stock as of March 21, 2024 by our directors and executive officers, including the restricted shares issued to our executive officers and to our independent directors as well as distributions of dividends from Eneti, a related party, and shares purchased in the open market.

Name	No. of Shares	% Owned (5)
Emanuele A. Lauro (1)	594,564	1.12%
Robert Bugbee (2)	1,150,164	2.17%
Cameron Mackey (3)	704,643	1.33%
Filippo Lauro (4)	552,507	1.04%
All other executive officers and directors individually	*	*

(1)Includes 572,403 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(2)Includes 572,403 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(3)Includes 402,296 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(4)Includes 295,631 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(5)Based on 53,107,765 common shares outstanding as of March 21, 2024.
* The remaining executive officers and directors individually each own less than 1% of our outstanding shares of common stock.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A. Major shareholders.
The following table sets forth information regarding beneficial ownership of our common stock for owners of more than five percent of our common stock, of which we are aware as of March 21, 2024.

Name	No. of Shares		% Owned (4)
Dimensional Fund Advisors LP	3,760,453	(1)	7.1%
Scorpio Holdings Limited	3,706,735	(2)	7.0%
BlackRock, Inc.	3,250,917	(3)	6.1%
(1)     This information is derived from a Schedule 13G filed with the SEC on February 9, 2024.
(2)     This information is derived from a Schedule 13D/A filed with the SEC on August 17, 2023 and other information     made available to the Company.
(3)     This information is derived from a Schedule 13G filed with the SEC on February 2, 2024.
(4)    Based on 53,107,765 common shares outstanding as of March 21, 2024.
As of March 20, 2024, we had 211 shareholders of record, 53 of which were located in the United States and held an aggregate of 51,177,127 shares of our common stock, representing 96.36% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 49,640,371 shares of our common stock, as of that date.
B. Related Party Transactions
Management of Our Fleet
2018 Revised Master Agreement
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
Pursuant to the 2018 Revised Master Agreement, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000, and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement have not, and are not expected to materially differ from the annual management fee charged prior to the amendment.
In 2024, certain terms of the 2018 Revised Master Agreement were amended and restated with an effective date of January 1, 2024 (the “2024 Revised Master Agreement”). These new terms are described below.
The independent members of our Board of Directors unanimously approved the 2024 Revised Master Agreement.

Commercial and Technical Management
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the Revised Master Agreement (described above), which may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with the provisions of the 2024 Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the 2024 Revised Master Agreement or on substantially similar terms.
SCM’s services include securing employment for our vessels in the spot market and on time charters. SCM also manages the Scorpio Pools. In 2023, when our vessels operated in the Scorpio Pools, SCM, the pool manager, charged fees of $300 per vessel per day with respect to our LR1 vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. These were the same fees that SCM charges other vessels in these pools, including third-party owned vessels. For commercial management of our vessels that do not operate in any of the Scorpio Pools, in 2023, we paid SCM a fee of $250 per vessel per day for each LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture for LR1, LR2, Handymax and MR vessels. Effective January 1, 2024, under the 2024 Revised Master Agreement, the flat fees payable per day charged by SCM were increased by $35 per vessel per day. Under this agreement, commercial management fees on vessels that are not operating in any of the Scorpio Pools will be $285 per vessel per day for each LR1 and LR2 vessel and $335 per vessel per day for each Handymax and MR vessel on the effective date of January 1, 2024. For vessels operating in one of the Scorpio Pools, SCM, the pool manager, is expected to increase its fees during 2024 to $285 per vessel per day with respect to our LR2 vessels and $360 per vessel per day with respect to each of our Handymax and MR vessels. Commissions on gross revenues per charter fixture remain unchanged.
SSM’s services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Effective January 1, 2018, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000, and certain services previously provided as part of the fixed fee are now itemized, as noted above. Effective January 1, 2024, the fixed annual technical management fee was increased to $187,500 plus additional amounts for certain itemized services per vessel to provide technical management services for each of our owned vessels.
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

Tanker pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers. When we employ a vessel in the spot charter market, we generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. The earnings allocated to vessels (charterhire expense for the pool) are aggregated and divided on the basis of a weighted scale, or Pool Points, which reflect comparative voyage results on hypothetical benchmark routes. The Pool Point system generally favors those vessels with greater cargo-carrying capacity and those with better fuel consumption. Pool Points are also awarded to vessels capable of carrying clean products and to vessels capable of trading in certain ice conditions. We currently participate in four pools: the Scorpio LR2 Pool, the Scorpio MR Pool, the Scorpio Handymax Tanker Pool and the Mercury Pool.
SCM is responsible for the commercial management of participating vessels in the pools, including the marketing, chartering, operating and bunker (fuel oil) purchases of the vessels. The Scorpio LR2 Pool is administered by Scorpio LR2 Pool Ltd., the Scorpio LR1 Pool is administered by Scorpio LR1 Pool Ltd, the Scorpio MR Pool is administered by Scorpio MR Pool Ltd., the Scorpio Handymax Tanker Pool is administered by Scorpio Handymax Tanker Pool Ltd and the Mercury Pool is administered by Mercury Pool Limited. Our founder, Chairman and Chief Executive Officer and Vice President are members of the Lolli-Ghetti family which owns a majority of the issued and outstanding stock of Scorpio LR2 Pool Ltd, Scorpio LR1 Pool Ltd., Scorpio MR Pool Ltd., Scorpio Handymax Tanker Pool Ltd and Mercury Pool Limited or the Pool Entities. Taking into account the recommendations of a pool committee and a technical committee, each of which is comprised of representatives of each pool participant, the Pool Entities set the respective pool policies and issue directives to the pool participants and SCM. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days for which each vessel is available.
Emission Services
The EU Emissions Trading System (EU ETS), which came into effect on January 1, 2024, is a cap-and-trade system designed to limit greenhouse gas emissions from industries in the European Union. It sets a cap on the total amount of certain greenhouse gases that can be emitted by covered entities, and these entities are allocated or required to purchase permits (allowances) for their emissions. The system aims to incentivize emission reductions by allowing companies to trade allowances, creating a market-based approach to reducing emissions. In March 2024, we entered into an agreement with Geoserve Energy Transport DMCC ("Geoserve"), effective January 1, 2024, which is majority owned by the Lolli-Ghetti family, to serve as our emissions manager. Geoserve's services will include, among others, emission data monitoring and correction for commercial and regulatory compliance and procurement of carbon credits from EU approved carbon traders. Under this agreement, we will pay Geoserve emissions management fees of $350 per vessel per month and a rate of 1.25% per carbon trade.
Fuel Oil-Water Emulsion
We expect to enter into a licensing agreement with Fowe Eco Solutions Ltd. (“FOWE”), or a direct subsidiary of FOWE, whereby FOWE's fuel oil-water emulsion Cavitech systems will be installed across our entire fleet. Cavitech is FOWE's proprietary technical solution that enables cavitation treatment on various materials for instantaneous mixing, heat treatment, dispersion, and alteration of chemical bonds, the benefits of which include the elimination of unwanted sludge deposits, a cleaner and more efficient fuel burn and reduced nitrogen oxide emissions. Under the terms of the licensing agreement we will pay FOWE approximately 33% of realized savings. Cavitech devices are expected to be installed on all of our vessels during 2024. No material upfront costs are required. Scorpio Holdings Limited owns a minority interest in FOWE.

Our Relationship with Scorpio and its Affiliates
The Scorpio group of companies are owned and controlled by the Lolli-Ghetti family, of which Messrs. Emanuele Lauro and Filippo Lauro are members. Annalisa Lolli-Ghetti is majority owner of the Scorpio group of companies (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 7.0% of our common shares. We are not affiliated with any other entities in the shipping industry other than those that are members of the Scorpio group of companies.
In addition, Mr. Emanuele Lauro, Mr. Robert Bugbee and other members of our senior management have an indirect minority equity interest in SSH, our Administrator, a member of the Scorpio group of companies.
SCM and SSM, our commercial manager and technical manager, respectively, are also members of the Scorpio group of companies. For information regarding the details regarding our relationship with SCM, SSM and SSH, please see “– Management of our Fleet.”
Our Board of Directors consists of nine individuals, six of whom are independent directors. Three of the independent directors form the board’s Audit Committee and, pursuant to the Audit Committee charter, are required to review all potential conflicts of interest between us and related parties. Our three non-independent directors and certain of our executive officers serve in senior management positions in certain other entities within the Scorpio group of companies.
Transactions with Related Parties
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the consolidated statements of operations and balance sheet are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2023	2022	2021
Pool revenue(1)
Scorpio MR Pool Limited	$605,442	$639,743	$256,874
Scorpio LR2 Pool Limited	405,244	456,002	180,912
Scorpio Handymax Tanker Pool Limited	135,481	79,636	50,143
Mercury Pool Limited	9,077	—	—
Scorpio LR1 Pool Limited	—	11,196	47,053
Voyage revenue(2)	—	5,657	—
Time charter-out revenue (3)	21,555	2,358	—
Voyage expenses(4)	(4,495)	(9,194)	(1,461)
Vessel operating costs(5)	(33,061)	(33,084)	(35,427)
Administrative expenses(6)	(15,450)	(13,175)	(13,557)

Purchases of bunkers(7)	(4,784)	(45,957)	(2,561)
(1)These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related parties. Under the 2018 Revised Master Agreement, when our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to LR1 vessels, $250 per vessel per day with respect to LR2 vessels, and $325 per vessel per day with respect to both Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture. These were the same fees that SCM charges other vessels in these pools, including third party vessels.
(2)These transactions relate to revenue earned in the spot market on voyages chartered through a chartering subsidiary of SSH, a related party, to the end customer.
(3)These transactions relate to revenue earned for certain vessels on time charter, which have been time chartered-out through a chartering subsidiary of SSH, a related party, to the end customer.
(4)Related party expenditures included within voyage expenses in the consolidated statements of operations consist of the following:

•Expenses due to SCM, a related party, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1 and LR2 vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture for LR1, LR2, Handymax and MR vessels.
•Voyage expenses also consist of $0.5 million, $2.4 million and $19,175 charged by related party port agents during the years ended December 31, 2023, 2022 and 2021, respectively. SSH has a majority equity interest in port agents that provide supply and logistical services for vessels operating in their regions.
(5)Related party expenditures included within vessel operating costs in the consolidated statements of operations consist of the following:
•Technical management fees of $28.3 million, $29.8 million, and $32.7 million charged by SSM, a related party, during the years ended December 31, 2023, 2022 and 2021, respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $136.3 million, $141.2 million, and $152.0 million during the years ended December 31, 2023, 2022, and 2021, respectively. SSM's annual technical management fee is a fixed fee of $175,000 per vessel plus certain itemized expenses pursuant to the technical management agreement.
•Vessel operating expenses of $4.8 million, $3.3 million, and $2.7 million charged by a related party port agent during the years ended December 31, 2023, 2022 and 2021, respectively.
(6)We have an Amended Administrative Services Agreement with SSH, a related party, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH also administers the payroll for certain of our employees. The services provided to us by SSH may be sub-contracted to other entities within Scorpio. The expenses incurred under this agreement were recorded in general and administrative expenses in the consolidated statement of income or loss and were as follows:
•The expense for the year ended December 31, 2023 of $15.5 million included (i) administrative fees of $10.5 million charged by SSH, (ii) restricted stock amortization of $5.0 million, which relates to 695,400 shares of restricted stock that was issued in the current or in prior years to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $25,145 to SSH and $26,653 to SCM.
•The expense for the year ended December 31, 2022 of $13.2 million included (i) administrative fees of $11.0 million charged by SSH, (ii) restricted stock amortization of $2.0 million, which relates to 493,300 shares of restricted stock that was issued in the current or in prior years to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $81,762 to SSH and $36,869 to SCM.
•The expense for the year ended December 31, 2021 of $13.6 million included (i) administrative fees of $12.2 million charged by SSH, (ii) restricted stock amortization of $1.3 million, which relates to the issuance of 315,950 shares of restricted stock that was issued in the current or in prior years to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $51,962 to SSH and $14,726 to SCM.
(7)These amounts represent bunkers purchased from a related party which, for vessels operating in the spot market, are initially recorded as part of inventory on the balance sheet prior to being consumed.

	As of December 31,
In thousands of U.S. dollars	2023	2022
Assets:
Prepaid expenses and accounts receivable (due from the Scorpio Pools) (1)	$201,340	$236,389
Prepaid expenses (SSM) (2)	5,522	5,450
Prepaid expenses (SCM)	28	84
Prepaid expenses and accounts receivable (SSH)	10	4,976
Prepaid expenses (related party port agent)	2	98
Other assets (pool working capital contributions) (3)	51,411	53,161
Liabilities:
Accounts payable and accrued expenses (SSM)	2,468	823
Accounts payable and accrued expenses (related party port agent)	1,368	955
Accounts payable (owed to the Scorpio Pools)(4)	626	10,090
Accounts payable and accrued expenses (SCM)	316	540
Accounts payable and accrued expenses (SSH)	284	287
Accounts payable and accrued expenses (related party bunker supplier)	95	2,380
(1)Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:
•For vessels in the Scorpio LR2 Pool, Scorpio LR1 Pool, Scorpio MR Pool, Scorpio Handymax Tanker Pool and Mercury Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or lease financed vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets.
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
(4)    Accounts payable and accrued expenses owed to the Scorpio Pools relate to expenses incurred by the Scorpio Pools on behalf of certain of our vessels.
Other transactions
In August 2021, we acquired a minority interest in a portfolio of nine product tankers, which at the time consisted of five dual-fuel MR methanol tankers (built between 2016 and 2021) along with four ice class 1A LR1 product tankers (two of which were sold during the fourth quarter of 2021). Two of the LR1 tankers that are part of this joint venture are commercially and technically managed by SCM and SSM, respectively.
Pursuant to the Revised Master Agreement with SCM and SSM, in the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of commercial and technical management fees would be due and payable upon the sales of these vessels.
During the year ended December 31, 2023, we sold two MR product tankers, STI Amber and STI Ville. Termination fees of $0.2 million and $0.1 million were paid to SCM and SSM, respectively, during the year ended December 31, 2023. Additionally, $0.1 million and $0.1 million to SCM and SSM, respectively, remained accrued (and have been recorded within Accrued Expenses) as of December 31, 2023.
During the year ended December 31, 2022, we sold 18 vessels, consisting of three LR2s, 12 LR1s and three MRs. Termination fees of $2.5 million and $1.4 million were paid to SCM and SSM respectively, during the year ended December 31, 2022 as a result of these sales.

SSH also owns a non-controlling 7.5% interest in the buyer of one of the MR product tankers that was sold during the year ended December 31, 2022. SSH also has an interest in the entity that bareboat chartered-in one of the MR product tankers that we sold during the year ended December 31, 2022. During the year ended December 31, 2022, we received proceeds from an insurance claim of $1.7 million for certain repairs that this vessel required but were not yet undertaken at the time of the sale. As part of the sale of this vessel, we forwarded these funds to SSH in August 2022.
In August 2022, we repurchased 1,293,661 of our common shares from Eneti Inc., a former related party, for $38.65 per share.
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
For the years ended December 31, 2023, 2022 and 2021, we paid aggregate dividends to our shareholders in the amount of $57.7 million, $23.3 million and $23.3 million, respectively. We have paid the following dividends per share in respect of the periods set forth below:

Date Paid	Dividends per Share
March 15, 2021	$0.10
June 15, 2021	$0.10
September 29, 2021	$0.10
December 15, 2021	$0.10
March 15, 2022	$0.10
June 15, 2022	$0.10
September 15, 2022	$0.10
December 15, 2022	$0.10
March 31, 2023	$0.20
June 30, 2023	$0.25
September 15, 2023	$0.25
December 15, 2023	$0.35
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
Authorized capitalization
Under our Articles of Incorporation, we have authorized 175,000,000 registered shares, consisting of 150,000,000 common shares, par value $0.01 per share, of which 53,107,765 shares were issued and outstanding as of March 21, 2024 and 25,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.
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
Our Articles of Incorporation require our Board of Directors to consist of at least one member. Our Board of Directors consists of 9 members. Our Bylaws may be amended by the vote of a majority of our entire Board of Directors.
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

For our 2023 taxable tax year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.
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
In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. In order to benefit from this exception to the 5% Override Rule, we must satisfy certain substantiation requirements in regard to the identity of our 5% Shareholders.
We believe that we currently satisfy the Publicly-Traded Test and intend to take this position on our United States federal income tax return for the 2023 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.
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
Changes in Global Tax Laws
Long-standing international tax initiatives that determine each country’s jurisdiction to tax cross-border international trade and profits are evolving as a result of, among other things, initiatives such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the EU, G8, G20 and Organization for Economic Cooperation and Development, including the imposition of a minimum global effective tax rate for multinational businesses regardless of the jurisdiction of operation and where profits are generated (Pillar Two). As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted. Given the unpredictability of these possible changes and their potential interdependency, it is difficult to assess whether the overall effect of such potential tax changes on our earnings and cash flow, but such changes could adversely affect our financial results.
On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. Various countries have either adopted implementing legislation or are in the process of drafting such legislation. Any new tax law in a jurisdiction where we conduct business or pay tax could have a negative effect on our company.
We are incorporated in the Marshall Islands, and also have subsidiaries or local branches in Monaco, the United States, and Singapore. As of the date of this report, Singapore is the only jurisdiction in which we have a presence that has announced its intention to adopt components of the Pillar Two tax rules into legislation for financial years commencing on or after January 1, 2025, namely the Income Inclusion Rule (IIR) and the Domestic Top-up Tax (DTT). We do not expect that the adoption of this legislation will subject us to material income taxes in this or any other jurisdiction in which we operate.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.

H. Documents on Display
We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits are available from http://www.sec.gov.
Shareholders may also visit the Investor Relations section of our website at www.scorpiotankers.com or request a copy of our filings at no cost, by writing or telephoning us at the following address: Scorpio Tankers Inc., L’Exotique, 99 Boulevard du Jardin Exotique, Monaco 98000, +377-9798-5716. The information included on or accessible through our website is not incorporated by reference into this annual report.
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
Based on the floating rate debt at December 31, 2023 and 2022, a one-percentage point increase in the floating interest rate would increase interest expense by $15.3 million and $18.1 million per year, respectively. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of December 31,
In thousands of U.S. dollars	2024	2025 - 2026	2027- 2028	Thereafter
Principal payments floating rate debt (unhedged)	$411,908	$382,561	$634,977	$96,786
Principal payments fixed rate debt	21,653	70,571	—	—
Total principal payments on outstanding debt	$433,561	$453,132	$634,977	$96,786
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $35.3 million and $40.3 million for the years ended December 31, 2023 and 2022, respectively.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
B. Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) and 15d-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2023 based on the provisions of Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, management determined that the Company’s internal controls over financial reporting were effective as of December 31, 2023 based on the criteria in Internal Control—Integrated Framework (2013) issued by COSO.
The effectiveness of the Company’s internal control over financial reporting, at December 31, 2023, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.
C. Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting, at December 31, 2023, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report which appears herein.
D. Changes in Internal Control Over Financial Reporting
There were no changes in internal control over financial reporting (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. Reidar Brekke, who serves on the Audit Committee, qualifies as an “audit committee financial expert” and that he is “independent” in accordance with SEC rules.

ITEM 16B. CODE OF ETHICS
We have adopted a Code of Conduct and Ethics applicable to the Company's officers, directors, employees and agents, which complies with applicable guidelines issued by the SEC. Our Code of Conduct and Ethics as in effect on the date hereof, has been filed as an exhibit to this annual report and is also available on our website at www.scorpiotankers.com. The information included on or accessible through our website is not incorporated by reference into this annual report.
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
(a) Audit Fees
Our principal accountant for fiscal years ended December 31, 2023 and 2022 was PricewaterhouseCoopers Audit and the audit fee for those periods was $973,500 and $745,400, respectively.
Our principal accountant, PricewaterhouseCoopers Audit, or its affiliates, provided additional services related to the reviews of our published interim financial results. The aggregate fees for these services were $37,000 and $67,000 for the years ended December 31, 2023 and 2022, respectively.
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
(f) Audit Work Performed by Other Than Principal Accountant if Greater Than 50%
Not applicable.
ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum amount that may yet be expected on share repurchases under program
January	1,891,303	$50.27	1,891,303	$114,182,233
March	792,307	$54.41	792,307	$206,888,226
April	931,158	$54.34	931,158	$156,291,883
May	3,699,336	$47.54	3,699,336	$250,000,000
June	756,576	$45.33	756,576	$215,705,883
July	506,254	$43.69	506,254	$193,586,531
August	1,004,386	$49.67	1,004,386	$143,696,559
September	137,715	$48.59	137,715	$137,005,324
October	241,288	$49.88	241,288	$124,970,209
November	—	$—	—	$250,000,000
Total	9,960,323	$49.16	9,960,323
2020 $250 Million Securities Repurchase Program
In May and July 2022, we repurchased $10.8 million and $1.5 million, respectively, in aggregate principal amount of our Convertible Notes Due 2025 in the open market for $12.6 million and $1.7 million. Additionally, from January 2022 through October 2022, we repurchased an aggregate of 3,120,341 of our common shares at an average price of $38.66 per share. These repurchases include the repurchase of 1,293,661 of our common shares from Eneti Inc., a former related party, for $38.65 per share and 1,826,680 common shares in the open market for an average price of $38.66 per share. These shares were purchased under the 2020 $250 Million Securities Repurchase Program.
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
2023 Securities Repurchase Program
On February 15, 2023, our Board of Directors authorized a new securities repurchase program to purchase up to an aggregate of $250 million of securities which, in addition to our common shares, consisted of our Senior Notes Due 2025 (NYSE: SBBA) at the date of authorization.
During the year ended December 31, 2023, we repurchased an aggregate of 8,069,020 common shares at an average price of $48.90 per share under the 2023 Securities Repurchase Program.
On each of May 1, 2023, May 31, 2023, and November 9, 2023, the Board of Directors authorized resetting the amount available to repurchase the Company's securities under the 2023 Securities Repurchase Program up to an aggregate of $250 million.
We had $250 million remaining under our 2023 Securities Repurchase Program as of December 31, 2023. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
There were 21,389,520 and 11,429,197 common shares held in treasury at December 31, 2023 and 2022, respectively.
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
There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Marshall Islands law and our Bylaws do not require our non-management directors to regularly hold executive sessions without management. During 2023 and through the date of this annual report, our non-management directors met in executive session three times. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
Our Board of Directors has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by our directors, executive officers and employees.
ITEM 16K. CYBERSECURITY
Risk Management and Strategy
The Company, through SSH as its administrator, maintains a cybersecurity team with dedicated personnel and resources to prevent, detect, and respond to cyberattacks. Our focus is to reduce the risk of occurrences of attacks by utilizing available technologies to establish and maintain detection capabilities for new and emerging threats and to contain threats in the event of a successful cyberattack. These cybersecurity services are provided to us under the Amended Administrative Services Agreement with SSH, pursuant to which SSH acts as administrator of information technology services, which maintains an information technology department (the “IT Department”) of over 40 employees that carry out cybersecurity policies and procedures for the Company.
The IT Department’s cybersecurity team regularly reviews, amends or adopts policies and processes to identify and contain cybersecurity threats, including but not limited to the following areas:
•Information technology and proper usage of resources
•Patch Management
•Network Security
•Application Security
•Systems Security
•Cryptography
The governance procedures of the IT Department are built in accordance with known standards and frameworks, such as ISO, NIST, and OWASP, among others.
Our public attack surface and internet-based services are monitored regularly, which is reinforced by regular invasive tests and attack simulations. Further, SSH performs manual and automated internal audits and engages and oversees external third party consultants to perform audits of its cybersecurity activities (e.g. vulnerability exercises, configuration audits). The objective of these efforts is to promote effective compliance with our governance policies and to detect deviations in cybersecurity policies as early as possible to allow timely remediation.

The Company, through SSH as its administrator, has built a cybersecurity operation center for the IT Department supported by dedicated tools and personnel for the purpose of detecting and responding to cybersecurity threats and attacks and implementing incident responses. The IT Department evaluates the cybersecurity policies and strategies of third parties to protect the Company’s interests. A vendor assessment process is also used to ensure a vendor’s digital footprint matches our requirements.
Governance and Communication to the Board
The Chief Information Officer, supported by the Information Security Officer, (both of whom are employees of SSH), are responsible for the oversight of the Company’s cybersecurity strategy. The Chief Information Officer reports to the Company’s Chief Operating Officer who has the overall risk ownership and accountability to control such risks. Our Chief Operating Officer formulates cybersecurity strategies and drives initiatives, and together with the Chief Information Officer, set targets, develop policies and procedures to mitigate the cybersecurity risks, and execute our cybersecurity efforts.
Furthermore, the IT Department collects key performance indicators (“KPIs”) which are reported to the Company’s President and Chief Operating Officer on a monthly basis. These KPIs include the public attack surface score and the infrastructure vulnerability index.
The cybersecurity team is part of Scorpio's Cyber-Security Committee, which is made up of Scorpio's ship management security officers and selected representatives from all corporate departments within Scorpio. The Cybersecurity Committee meets monthly to discuss main threats to information technology (including those systems related to our vessels), coordinates vessel drills and aligns on the various cybersecurity initiatives conducted through the year.
The Chief Information Officer and Chief Operating Officer provide reports to the Company’s Audit Committee, which ultimately oversees cybersecurity risks and initiatives, on at least a quarterly basis. These reports summarize any material cybersecurity incidents, updates on the Company’s cybersecurity strategy, and any recent actions taken.
Management’s cyber security experience
The Chief Information Officer has more than 20 years of experience in IT management and has held the role of Chief Information Officer with Scorpio for 7 years with enterprise responsibility for information security. The Information Security Officer has extensive experience of more than 7 years in Information Security and cybersecurity and has the following certifications:
•ISACA CISM Certified Security Information Manager
•ISC2 CISSP Certified Information Systems Security Professional
•EC-Council CCISO Certified Chief Security Information Officer
•PECB ISO27001 Lead Implementer and Lead Auditor
•EC-Council (CEH) Certified Ethical Hacker, (CIH) Certified Incident Handler, (CHFI) Computer Hacking Forensics Investigator, (CSA) Certified SOC Analyst
The Chief Operating Officer has extensive experience in senior positions in the shipping industry for over 30 years and from overseeing the Company’s information technology and enterprise risk management for more than 14 years. As Chief Operating Officer and a member of the Board of Directors, he has had the overall managerial responsibility for the Company’s information security, and he has been closely involved in designing our risk management policies and procedures.
Cybersecurity Threats
For the year ended December 31, 2023 and through the date of this annual report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition. Please also see Item 3. Key Information—D. Risk Factors— “Breakdowns in our information technology, including as a result of cyberattacks, may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.”

PART III
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The financial information required by this Item is set forth beginning on page F-1 and is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated Bylaws of the Company (3)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (8)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (11)
2.1	Form of Stock Certificate (11)
2.2	Form of Senior Debt Securities Indenture (4)
2.3	Form of Subordinated Debt Securities Indenture (4)
2.4	Base Indenture, dated May 12, 2014, by and between the Company and Deutsche Bank Trust Company (7)
2.5	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act (13)
2.6	Fourth Supplemental Indenture, dated May 29 2020, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company's 7.00% Senior Notes due 2025 (12)
4.1	2013 Amended and Restated Equity Incentive Plan (6)
4.2	Administrative Services Agreement between the Company and Liberty Holding Company Ltd. (2)
4.2(a)	Deed of Amendment between the Company, SSH, SCM and SSM dated September 29, 2016 (9)
4.3	Master Agreement between the Company, SSM and SCM dated January 24, 2013 (5)
4.3(a)	Amended and Restated Master Agreement between the Company, SSM and SCM dated November 15, 2016 (9)
4.3(b)	Amended and Restated Master Agreement between the Company, SSM and SCM dated February 21, 2018 (10)
4.3(c)	Amended and Restated Master Agreement between the Company, SSM and SCM dated March 21, 2024
8.1	Subsidiaries of the Company
10.1	Professional Services Agreement between the Company and Geoserve Energy Transport DMCC, dated March 11, 2024
11.1	Code of Conduct and Ethics (10)
11.2	Whistleblower Policy (6)
11.3	Whistleblower Policy - Environmental (6)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Drewry Maritime Services (Asia) Pte Ltd.
15.3	Consent of Seward & Kissel LLP
97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation
101	Inline Interactive Data Files
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
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
(11)Filed as an Exhibit to the Company’s Report on Form 6-K on January 18, 2019, and incorporated by reference herein.
(12)Filed as an Exhibit to the Company’s Report on Form 6-K on May 29, 2020, and incorporated by reference herein.
(13)Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 31, 2021, and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Dated: March 22, 2024

Scorpio Tankers Inc.
(Registrant)

/s/ Emanuele Lauro
Emanuele Lauro
Chief Executive Officer

SCORPIO TANKERS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scorpio Tankers Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Scorpio Tankers Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Identification of vessels and related drydock costs that might be impaired

As described in Note 5 to the consolidated financial statements, as of December 31, 2023, the net book value of vessels and drydock costs was $3,578 million. As further described in Notes 1 and 7, management reviews the carrying amount of vessels and related drydock costs at each balance sheet date to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication of impairment exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). As part of this evaluation, management considered both internal and external indicators of potential impairment in accordance with IAS 36, Impairment of assets, including changes in the technological, market, economic, or legal environments in which the Company operates, changes in forecasted charter rates, and movements in external broker valuations. Management also assessed whether any evidence suggests potential obsolescence of or physical damage to their vessels, whether the Company has any plans to dispose of a vessel before the end of its estimated useful life, and whether any evidence suggests that the economic performance of a vessel was, or may become, worse than expected. Management determined that there were no indications of impairment on any of the vessels as of December 31, 2023.

The principal considerations for our determination that performing procedures relating to identification of vessels and related drydock costs that might be impaired is a critical audit matter are (i) the significant judgment by management in evaluating whether any indication of impairment exists; and (ii) a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence related to management’s identification of indicators of impairment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s identification of indicators of impairment. These procedures also included evaluating management’s assessment if any indication of impairment exists considering external and internal sources of information, including, among others: i) identifying any indications of decline in the vessels’ values by obtaining and reviewing external broker valuations for the Company’s vessels and assessed the reasonableness of these valuations by independently evaluating newbuilding prices as well as recent purchase and sale activity (including those of the Company) for second-hand vessels with similar characteristics, such as type and size; ii) evaluating if any significant adverse changes have taken place in the economic environment that the Company operates or in its markets. This consisted of reviewing the estimated daily charter rates projected by management with third party analysts’ reports for tanker vessels with similar characteristics; iii) evaluating the evolution of interest rates during the period by reviewing recent financing activities by the Company and current trends in market interest rates; and iv) assessing the reasonableness of the vessels’ performance by reviewing recent and projected utilization rates of the Company. We also assessed the adequacy of the disclosures on vessels indicators of impairment in Notes 1 and 7 in the consolidated financial statements.

/s/ PricewaterhouseCoopers Audit

Neuilly-sur-Seine, France
March 22, 2024

We have served as the Company’s auditor since 2013.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2023 and 2022

		As of
In thousands of U.S. dollars	Notes	December 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	2	$355,551	$376,870
Accounts receivable	4	203,500	276,700
Prepaid expenses and other current assets	3	10,213	18,159
Inventories		7,816	15,620
Total current assets		577,080	687,349
Non-current assets
Vessels and drydock	5	3,577,935	3,089,254
Right of use assets for vessels	6	—	689,826
Other assets	8	65,440	83,754
Goodwill	7	8,197	8,197
Restricted cash	9	—	783
Total non-current assets		3,651,572	3,871,814
Total assets		$4,228,652	$4,559,163
Current liabilities
Current portion of long-term bank debt	12	220,965	31,504
Sale and leaseback liability	12	206,757	269,145
IFRS 16 - lease liability	6	—	52,346
Accounts payable	10	10,004	28,748
Accrued expenses and other current liabilities	11	72,678	91,508
Total current liabilities		510,404	473,251
Non-current liabilities
Long-term bank debt and bonds	12	939,188	264,106
Sale and leaseback liability	12	221,380	871,469
IFRS 16 - lease liability	6	—	443,529
Other long-term liabilities		3,974	—
Total non-current liabilities		1,164,542	1,579,104
Total liabilities		1,674,946	2,052,355
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 and 150,000,000 shares authorized; 53,107,765 and 61,262,838 outstanding shares as of December 31, 2023 and December 31, 2022, respectively.	14	745	727
Additional paid-in capital	14	3,097,054	3,049,732
Treasury shares	14	(1,131,225)	(641,545)
Retained earnings	14	587,132	97,894
Total shareholders’ equity		2,553,706	2,506,808
Total liabilities and shareholders’ equity		$4,228,652	$4,559,163
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2023, 2022, and 2021

		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	Notes	2023	2022	2021
Revenue
Vessel revenue	16	$1,341,222	$1,562,873	$540,786
Operating expenses
Vessel operating costs	17	(315,582)	(323,725)	(334,840)
Voyage expenses	16	(13,243)	(92,698)	(3,455)
Depreciation - vessels and drydock	5	(178,259)	(168,008)	(197,467)
Depreciation - right of use assets for vessels	6	(24,244)	(38,827)	(42,786)
Reversal of previously recorded impairment	7	—	12,708	—
Write-off of deposits on scrubbers	8	(10,508)	—	—
General and administrative expenses	18	(106,255)	(88,131)	(52,746)
Net gain / (loss) on sales of vessels	5	12,019	(66,486)	—
Total operating expenses		(636,072)	(765,167)	(631,294)
Operating income / (loss)		705,150	797,706	(90,508)
Other (expense) and income, net
Financial expenses	19	(183,231)	(169,795)	(144,104)
Gain / (loss) on repurchase/exchange of convertible notes	12	—	481	(5,504)
Financial income		19,112	6,884	3,623
Other income, net		5,867	1,975	2,058
Total other expense, net		(158,252)	(160,455)	(143,927)
Net income / (loss)		$546,898	$637,251	$(234,435)
Attributable to:
Equity holders of the parent		$546,898	$637,251	$(234,435)
Earnings / (loss) per share
Basic	21	$10.44	$11.49	$(4.28)
Diluted	21	$10.03	$10.34	$(4.28)
Basic weighted average shares outstanding	21	52,369,269	55,455,277	54,718,709
Diluted weighted average shares outstanding	21	54,527,747	63,511,276	54,718,709

There are no items of other comprehensive income or loss.
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2023, 2022, and 2021

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	(Accumulated deficit) / retained earnings	Total
Balance as of December 31, 2020	58,093,147	$656	$2,850,206	$(480,172)	$(304,922)	$2,065,768

Net loss for the period	—	—	—	—	(234,435)	(234,435)
Equity component of issuance of Convertible Notes due 2025	—	—	7,502	—	—	7,502
Write off of equity portion of Convertible Notes due 2022	—	—	(1,518)	—	—	(1,518)
Issuance of restricted stock	276,369	3	(3)	—	—	—
Equity settled share based compensation expense	—	—	22,931	—	—	22,931
Dividends paid, $0.40 per share (1)	—	—	(23,320)	—	—	(23,320)
Balance as of December 31, 2021	58,369,516	$659	$2,855,798	$(480,172)	$(539,357)	$1,836,928

Net income for the period	—	—	—	—	637,251	637,251
Repurchase of Convertible Notes due 2025	—	—	(1,966)	—	—	(1,966)
Issuance of restricted stock, net of forfeitures	1,045,497	10	(11)	—	—	(1)
Conversion of Convertible Notes due 2025 to common shares	5,757,698	58	198,827	—	—	198,885
Equity settled share based compensation expense	—	—	20,397	—	—	20,397
Purchase of treasury shares	(3,909,873)	—	—	(161,373)	—	(161,373)
Dividends paid, $0.40 per share (1)	—	—	(23,313)	—	—	(23,313)
Balance as of December 31, 2022	61,262,838	$727	$3,049,732	$(641,545)	$97,894	$2,506,808

Net income for the period	—	—	—	—	546,898	546,898
Issuance of restricted stock, net of forfeitures	1,805,250	18	(18)	—	—	—
Equity settled share based compensation expense	—	—	47,340	—	—	47,340
Purchase of treasury shares	(9,960,323)	—	—	(489,680)	—	(489,680)
Dividends paid, $1.05 per share (1)	—	—	—	—	(57,660)	(57,660)
Balance as of December 31, 2023	53,107,765	$745	$3,097,054	$(1,131,225)	$587,132	$2,553,706

(1) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2023, 2022, and 2021

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2023	2022	2021
Operating activities
Net income / (loss)		$546,898	$637,251	$(234,435)
Depreciation - owned or sale and leaseback vessels	5	178,259	168,008	197,467
Depreciation - right of use assets	6	24,244	38,827	42,786
Equity settled share based compensation expense	14	47,340	20,397	22,931
Reversal of previously recorded impairment	7	—	(12,708)	—
Amortization of deferred financing fees	12	7,292	6,385	7,570
Non-cash debt extinguishment costs	12	8,320	6,604	3,604
Accretion of convertible notes	12	—	12,718	13,265
Net (gain) / loss on sales of vessels	5	(12,019)	66,486	—
Write-off of deposits on scrubbers	8	10,508	—	—
Gain on sale and leaseback amendment	12	—	—	(2,851)
Accretion of fair value measurement on debt assumed in business combinations	12	1,128	2,106	3,682
(Gain) / loss on repurchase / exchange of Convertible Notes	12	—	(481)	5,504
Share of income from dual fuel tanker joint venture	8	(5,950)	(679)	(560)
		806,020	944,914	58,963
Changes in assets and liabilities:
Decrease / (increase) in inventories		7,804	(7,522)	480
Decrease / (increase) in accounts receivable		73,201	(238,631)	(5,052)
Decrease / (increase) in prepaid expenses and other current assets		7,944	(10,205)	4,476
Decrease / (increase) in other assets		2,884	19,492	(601)
(Decrease) / increase in accounts payable		(16,748)	(4,482)	20,716
(Decrease) / increase in accrued expenses and other current liabilities		(15,613)	65,767	(5,682)
		59,472	(175,581)	14,337
Net cash inflow from operating activities		865,492	769,333	73,300
Investing activities
Net proceeds from disposal of vessels		64,878	607,693	—
Investment in dual fuel tanker joint venture		—	(1,750)	(6,701)
Distributions from dual fuel tanker joint venture		1,822	493	1,525
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, sale leaseback and bareboat-in vessels)		(23,089)	(34,480)	(47,102)
Net cash inflow / (outflow) from investing activities		43,611	571,956	(52,278)
Financing activities
Debt repayments		(1,224,529)	(971,622)	(650,927)
Issuance of debt		1,386,482	122,638	650,804
Debt issuance costs		(29,691)	(1,702)	(17,820)
Principal repayments on IFRS 16 lease liabilities		(516,127)	(79,502)	(56,729)
Issuance of convertible notes		—	—	119,419
Decrease in restricted cash		783	4,008	502
Repurchase / repayment of convertible notes		—	(83,968)	—
Equity issuance costs		—	—	(47)
Dividends paid		(57,660)	(23,313)	(23,320)

Repurchase of common stock	(489,680)	(161,373)	—
Net cash (outflow) / inflow from financing activities	(930,422)	(1,194,834)	21,882
(Decrease) / increase in cash and cash equivalents	(21,319)	146,455	42,904
Cash and cash equivalents at January 1,	376,870	230,415	187,511
Cash and cash equivalents at December 31,	$355,551	$376,870	$230,415
Supplemental information:
Interest paid (which includes $0.0 million, $0.2 million and $0.2 million of interest capitalized during the years ended December 31, 2023, 2022, and 2021, respectively)	$154,653	$134,921	$114,671
We completed the following non-cash transactions during the years ended December 31, 2022 and 2021. There were no such transactions during year ended December 31, 2023.
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
Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of crude oil and refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering, and our common stock currently trades on the New York Stock Exchange under the symbol "STNG."
Our fleet as of December 31, 2023 consisted of 111 owned, sale and leaseback, or bareboat chartered-in product tankers (14 Handymax, 58 MR and 39 LR2).
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
Basis of accounting
The consolidated financial statements incorporate the financial statements of Scorpio Tankers Inc. and its subsidiaries. The consolidated financial statements have been presented in United States dollars, or USD or $, which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries, and have been authorized for issue by the Board of Directors on March 22, 2024. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.
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
Our revenues are earned via the seaborne transportation of crude oil and refined petroleum products in the international shipping markets. Since March 2022, there has been a significant increase in product tanker rates which have continued through the date of the issuance of these financial statements as seaborne exports and ton mile demand have continued to outpace the global supply of vessels. The cash flows generated from operations over this period have been, and continue to be, utilized to repay our outstanding debt and lease obligations.
During the year ended December 31, 2023, we reduced the carrying amount of our outstanding debt and lease obligations (including leases accounted for under IFRS 16) by $343.8 million. At December 31, 2023, we had $355.6 million in cash and cash equivalents, $288.2 million available under a revolving line of credit (see Notes 12 and 23) and 14 unencumbered vessels.
Favorable market conditions have continued into 2024 through the date of approval of these financial statements and, in addition to our regularly scheduled debt and lease repayments, we have repaid, or are committed to repaying certain debt and lease financing obligations on an additional 24 vessels for an aggregate of $380.2 million thus far during 2024.

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance and the aforementioned commitments to repay additional debt and lease financing obligations, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including, but not limited to, debt service and lease financing obligations) for a period of at least twelve months from the date of approval of these consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
Material Accounting Policies
The following is a discussion of our material accounting policies that were in effect during the years ended December 31, 2023, 2022, and 2021.
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
In the years ended December 31, 2023, 2022 and 2021, there were potentially dilutive items as a result of our 2013 Equity Incentive Plan (as defined in Note 14), and in the years ended December 31, 2022 and 2021, there were potentially dilutive items as a result of (i) our Convertible Notes due 2022, and (ii) our Convertible Notes due 2025 (both of which are described in Note 12).
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
IFRS 16 - Leases amended the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet as right-of-use assets and corresponding lease liabilities, unless the term of the lease is 12 months or less. As of December 31, 2023, we did not have any bareboat chartered-in vessels which are being accounted for under IFRS 16, Leases as right of use assets and related lease liabilities. Under IFRS 16, there is no charterhire expense for these vessels as the right of use assets are depreciated on a straight-line basis (through depreciation expense) over the lease term, and the lease liability is amortized over that same period (with a portion of each payment allocated to principal and a portion allocated to interest expense).
Foreign currencies
The individual financial statements of Scorpio Tankers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in U.S. dollars.
In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are translated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statements of operations. The amounts charged to the consolidated statements of operations during the years ended December 31, 2023, 2022 and 2021 were not significant.
Segment reporting
During the years ended December 31, 2023, 2022 and 2021, we owned, lease financed, or chartered-in vessels spanning four different vessel classes, Handymax, MR, LR1 (2022 and 2021 only, see Note 5) and LR2, all of which earned revenues in the seaborne transportation of crude oil and refined petroleum products in the international shipping markets. Vessel class is the aggregate level of information reported to our chief operating decision maker.
Segment results are evaluated based on reported net income or loss from each segment. The accounting policies applied to the reportable segments are the same as those used in the preparation of our consolidated financial statements.
It is not practical to report revenue or non-current assets on a geographical basis due to the global nature of the shipping market.

Vessels and drydock
Our fleet is measured at cost, which includes the cost of work undertaken to enhance the capabilities of the vessels, less accumulated depreciation and impairment losses, if any.
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
During the years ended December 31, 2023, 2022, and 2021, we made investments in exhaust gas cleaning systems, or scrubbers, and/or ballast water treatment systems, or BWTS. The costs of these systems are primarily being depreciated over the estimated remaining useful life of each vessel, which is our estimate of the useful life of this equipment based on experience with such systems. Additionally, for a newly installed scrubber, a notional component is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that we will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs will be recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date.
Impairment of goodwill
Goodwill arising from our 2017 acquisition of Navig8 Product Tankers Inc. was allocated to the cash generating units within each of the respective operating segments that were expected to benefit from the synergies of the merger (LR2s and LR1s). Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units within the reportable segment, plus the allocated goodwill, to their recoverable amounts.
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
Where an impairment loss subsequently reverses, the carrying amount of the cash generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the cash generating unit in the prior years. A reversal of impairment is recognized as income immediately. As described in Note 7, we reversed $12.7 million of the $14.2 million previously recorded impairment as the recoverable amount of the previously impaired 13 MRs in our fleet were greater than their carrying values. This reversal was recorded as income for the year ended December 31, 2022.
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
Interests in joint ventures
In August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers (two of which were sold during the fourth quarter of 2021). As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million. On November 1, 2022, we contributed an additional $1.75 million to the joint venture.
A joint venture is an arrangement where we have joint control and have rights to the net assets of the arrangement, rather than rights to the joint venture's assets and obligations for its liabilities. We account for our interest in this structure as a joint venture pursuant to IFRS 11 - Joint arrangements, and therefore account for our share of the net profit or loss of this arrangement using the equity method under IAS 28. Under this guidance, the investment is initially measured at cost, and the carrying amount of the investment is adjusted in subsequent periods based on our share of profits or losses from the joint venture (adjusted for any fair value adjustments made upon initial recognition). Any distributions received from the joint venture reduce the carrying amount. This investment is described in Note 8.
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
All other borrowing costs are recognized in the consolidated statement of operations or loss in the period in which they are incurred.
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
Accounts receivable
Amounts due from the Scorpio Pools (defined in Note 4) and other receivables that have fixed or determinable payments and are not quoted in an active market are classified as accounts receivable. Accounts receivable without a significant financing component are initially measured at their transaction price and subsequently measured at amortized cost, less any impairment (as discussed below). Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.
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
•Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument. Lifetime ECLs are determined when an impaired financial asset has been purchased or originated or when there has been a significant increase in credit risk since initial recognition.
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
The application of the ECL requirements under IFRS 9 have not resulted in the recognition of an impairment charge under the new impairment model. This determination was made on the basis that we have never experienced a material historical credit loss of amounts due to our vessels operating in the Scorpio Pools on time charter or in the spot market. This determination also considers reasonable and supportable information about current conditions and forecast future economic conditions.
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
Financial liabilities
Financial liabilities are classified as either financial liabilities at amortized cost or financial liabilities at FVTPL. There were no financial liabilities recorded at FVTPL during the years ended December 31, 2023 or December 31, 2022.
Financial liabilities at amortized cost
Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.
Financial liabilities at FVTPL
Financial liabilities not classified at amortized cost are classified as FVTPL.
Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognized in the statement of operations. The net gain or loss recognized in the statement of operations incorporates any interest paid on the financial liability. Fair value is determined in the manner described in Note 22.
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

Convertible debt instruments
Our convertible debt (which was repaid or fully converted into common shares during the year ended December 31, 2022 as described in Note 12) was accounted for pursuant to IAS 32 - Financial liabilities and equity. Under IAS 32, we must separately account for the liability and equity components of convertible debt instruments in a manner that reflects the issuer’s economic interest cost. Under this methodology, the instrument is split between its liability and equity components upon initial recognition. The fair value of the liability is measured first, by estimating the fair value of a similar liability that does not have any associated equity conversion option. This becomes the liability’s carrying amount at initial recognition, which is recorded as part of Debt on the consolidated balance sheet. The equity component (the conversion feature) is assigned the residual amount after deducting the amount separately determined for the liability component from the fair value of the instrument as a whole and is recorded as part of Additional paid-in capital within stockholders’ equity on the consolidated balance sheet. Issuance costs are allocated proportionately between the liability and equity components.
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
Lease Financing
During the years ended December 31, 2023, 2022, and 2021, we entered into sale and leaseback transactions in which certain of our vessels were sold to a third party and then leased back to us under bareboat chartered-in arrangements. In these transactions, the criteria necessary to recognize a sale of these vessels were not met under IFRS 15. Accordingly, these transactions have been accounted for as financing arrangements, with the liability under each arrangement recorded at amortized cost using the effective interest method and the corresponding vessels recorded at cost, less accumulated depreciation, on our consolidated balance sheet. All of these arrangements are further described in Note 12.
Equity instruments
An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.
We had 53,107,765 and 61,262,838 registered shares authorized, issued and outstanding with a par value of $0.01 per share at December 31, 2023 and December 31, 2022, respectively. These shares provide the holders with the same rights to dividends and voting rights.
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
Compensation expense related to the awards is recognized ratably over the vesting period, based on our estimate of the number of awards that will eventually vest. The vesting period is the period during which an individual is required to provide service in exchange for an award and is updated at each balance sheet date to reflect any revisions in estimates of the number of awards expected to vest as a result of the effect of service vesting conditions. The impact of the revision of the original estimate, if any, is recognized in the consolidated statements of operations such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

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
The significant judgments and estimates are as follows:
Revenue recognition
Our revenue is primarily generated from time charters, spot voyages, or pools (see Note 16 for the components of our revenue generated during the years ended December 31, 2023, 2022 and 2021). Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the time charter agreement between the vessel owner and the pool.
We generated revenue from spot voyages during the years ended December 31, 2023, 2022 and 2021. We recognize spot market revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.
Vessel impairment
We evaluate the carrying amounts of our vessels, vessels under construction (if applicable) and right of use assets for vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).
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
The results of our impairment testing for the years ended December 31, 2023 and 2022 are described in Note 7.
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
Impact of Climate change
We consider the impact of climate change on significant estimates and assumptions made, where appropriate. This assessment includes possible impacts due to both physical and transition risks. Even though climate-related risks might not currently have a significant impact on accounting measurements, we are closely monitoring relevant changes and developments, such as new climate-related legislation. The items and considerations that could be most directly impacted by climate-related matters include the impairment of and the determination of useful life for our vessels. As of December 31, 2023, we have concluded that climate change had no significant impact on the carrying values or remaining useful lives of our vessels.
Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2023
Standards and Interpretations adopted during the year ended December 31, 2023.
•Amendments to IAS 1 - Disclosure of Accounting Policies
•Amendment to IAS 8 - Changes in Accounting Estimates
•Amendment to IAS 12 - Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
•Amendment to IAS 12 - International Tax Reform - Pillar Two Model Rules
•Amendment to IFRS 17 - Insurance Contracts
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

•Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements - The amendment requires the reporting entity to provide qualitative and quantities information about supplier finance arrangements. The effective date is for annual periods beginning on or after January 1, 2024, with earlier application permitted.

•Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback - The amendment requires, in a sale and leaseback transaction, the seller-lessee to measure the lease liability without recognizing any gain or loss that relates to the right of use it retains. The effective date is for annual periods beginning on or after January 1, 2024, with earlier application permitted.

•Amendments to IAS 21 – Lack of Exchangeability - The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. The effective date is for annual periods beginning on or after January 1, 2025, with earlier application permitted.

2.     Cash and cash equivalents
The following is a table summarizing the components of our cash and cash equivalents as of December 31, 2023 and 2022:

	At December 31,
In thousands of U.S. dollars	2023	2022
Cash at banks	$353,805	$375,229
Cash on vessels	1,746	1,641
	$355,551	$376,870

3.     Prepaid expenses and other current assets
The following is a table summarizing the components of our prepaid expenses and other current assets as of December 31, 2023 and 2022:

	At December 31,
In thousands of U.S. dollars	2023	2022
Prepaid vessel operating expenses - SSM	$5,522	$5,450
Prepaid expense - SCM	28	84
Scorpio Services Holding Limited (SSH)	3	—
Prepaid expense - related party port agent	2	98
Scorpio MR Pool Limited	—	14
Scorpio Handymax Tanker Pool Limited	—	3
Scorpio LR2 Pool Limited	—	1
Prepaid expenses and other current assets - related parties	5,555	5,650

Third party - prepaid vessel operating expenses	1,553	2,787
Prepaid insurance	588	744
Prepaid port agent advances	72	3,086
Other prepaid expenses	2,445	5,892
	10,213	18,159

4.     Accounts receivable
The following is a table summarizing the components of our accounts receivable as of December 31, 2023 and 2022:

	At December 31,
In thousands of U.S. dollars	2023	2022
Scorpio MR Pool Limited	$118,717	$115,092
Scorpio LR2 Pool Limited	75,252	113,523
Scorpio Handymax Tanker Pool Limited	3,532	7,149
Mercury Pool Limited	3,346	—
Scorpio LR1 Pool Limited	494	607
Scorpio Services Holding Limited (SSH)	7	4,976
Receivables from the related parties	201,348	241,347

Spot voyage and time charter receivables	557	34,475
Insurance receivables	1,595	878
	$203,500	$276,700

Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited, Scorpio LR1 Pool Limited and Mercury Pool Limited (collectively referred to as the "Scorpio Pools") are related parties, as described in Note 15. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions which are expected to be collected within one year. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are therefore considered as non-current within Other Assets on the consolidated balance sheets. For chartered-in vessels, we classify the amounts as current (within accounts receivable) or non-current (within Other Assets) according to the expiration of the contract.
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

5.     Vessels
 Operating vessels and drydock

In thousands of U.S. dollars	Vessels	Drydock	Total

Cost
As of January 1, 2023	$4,045,062	$117,641	$4,162,703
Transfer from right of use assets, net (1)	695,162	3,722	698,884
Additions (2)	4,711	16,738	21,449
Disposal of vessels (3)	(79,429)	(3,134)	(82,563)
Write-offs (4)	(771)	(1,500)	(2,271)
As of December 31, 2023	4,664,735	133,467	4,798,202

Accumulated depreciation and impairment
As of January 1, 2023	(1,016,258)	(57,191)	(1,073,449)
Charge for the period	(152,661)	(25,598)	(178,259)
Disposal of vessels (3)	28,505	1,436	29,941
Write-offs (4)	—	1,500	1,500
As of December 31, 2023	(1,140,414)	(79,853)	(1,220,267)
Net book value
As of December 31, 2023	$3,524,321	$53,614	$3,577,935

Cost
As of January 1, 2022	$4,782,886	$135,471	$4,918,357
Additions (2)	20,426	19,807	40,233
Disposal of vessels (3)	(758,250)	(22,641)	(780,891)
Write-offs (4)	—	(14,996)	(14,996)
As of December 31, 2022	4,045,062	117,641	4,162,703

Accumulated depreciation and impairment
As of January 1, 2022	(1,020,407)	(55,879)	(1,076,286)
Charge for the period	(145,140)	(22,868)	(168,008)
Disposal of vessels (3)	136,581	6,560	143,141
Reversal of previously recorded impairment	12,708	—	12,708
Write-offs (4)	—	14,996	14,996
As of December 31, 2022	(1,016,258)	(57,191)	(1,073,449)
Net book value
As of December 31, 2022	$3,028,804	$60,450	$3,089,254
(1)During the year ended December 31, 2023, we exercised the purchase options on leases for 17 MR vessels (STI Magnetic, STI Marshall, STI Magic, STI Mystery, STI Marvel, STI Magister, STI Mythic, STI Miracle, STI Maestro, STI Mighty, STI Modest, STI Maverick, STI Millennia, STI Maximus, STI Beryl, STI Larvotto and STI Le Rocher) and four LR2 vessels (STI Lavender, STI Lobelia, STI Lotus and STI Lily) that had been previously recorded as Right of use assets for vessels. The carrying amounts of these Right of Use Assets were reclassified to Vessels and Drydock as a result of these transactions. These transactions are further described in Note 6.
(2)Additions during the years ended December 31, 2023 and 2022 primarily relate to the drydock, BWTS (defined below), and scrubber costs incurred on certain of our vessels.
(3)Represents the net book value of an aggregate of 19 vessels that were sold during the years ended December 31, 2023 and 2022. These sales consisted of two MRs (STI Ville and STI Amber) during the year ended December 31, 2023, and three LR2s (STI Savile Row, STI Carnaby and STI Nautilus), 12 LR1s (STI Excelsior, STI Executive, STI Excellence, STI Pride, STI Providence, STI Prestige, STI Experience, STI Express, STI Exceed, STI Excel, STI Expedite, and STI Precision), and two MRs (STI Fontvieille and STI Benicia) during the year ended December 31, 2022. These transactions are described below.
(4)Primarily represents write-offs of fully depreciated equipment and notional drydock costs on certain of our vessels.

The following is a summary of the items that were capitalized during the years ended December 31, 2023 and 2022:

In thousands of U.S. dollars	Drydock (1)	Notional component of scrubber (2)	Total drydock additions	Scrubber	BWTS	Other equipment	Capitalized interest	Total vessel additions
For the year ended December 31, 2023	$16,738	$—	$16,738	$—	$4,554	$150	$7	$4,711
For the year ended December 31, 2022	19,657	150	19,807	14,386	5,522	347	171	20,426

(1)Additions during the years ended December 31, 2023 and 2022 include new costs accrued in prior periods relating to drydocks, ballast water treatment system, and scrubber installations.
(2)For a newly installed scrubber, a notional component of approximately 10% is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that we will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs are recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date. For the years ended December 31, 2023 and 2022, we did not allocate the notional component of the scrubber installation costs for those vessels that were sold during the period.
Activity
We did not take delivery of any owned vessels during the years ended December 31, 2023 and December 31, 2022. As of December 31, 2023, we did not have any newbuildings on order.
Ballast Water Treatment Systems and Exhaust Gas Cleaning Systems, or Scrubbers
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems, or BWTS, from an unaffiliated third-party supplier. These systems were installed between 2019 through 2023, as each respective vessel under the agreement came due for its International Oil Pollution Prevention, or IOPP, renewal survey. Costs capitalized for these systems include the cost of the base equipment that we have contracted to purchase in addition to directly attributable installation costs, costs incurred for systems that were installed during the period, and installation costs incurred in advance of installations that are expected to occur in subsequent periods. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life and are depreciating the equipment and related installation costs on this basis.
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
In 2020, and as further amended in February 2021, we reached an agreement to extend the options to purchase and install scrubbers on 19 vessels. In August 2021, we exercised options to purchase six of these scrubbers. We let our options to purchase scrubbers on the remaining vessels expire during 2023 and wrote-off $10.5 million related to previously incurred deposits and installation costs.
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
We installed scrubbers on six vessels in during the year ended December 31, 2022. We did not install any scrubbers during the year ended December 31, 2023. During the years ended December 31, 2023 and 2022, we retrofitted a total of four vessels and four vessels with BWTS, respectively.
There were no further obligations due under contracts for the purchase of BWTS or scrubbers as of December 31, 2023.
Vessel Sales
During the year ended December 31, 2023, we closed on the sale of two MR vessels, STI Ville and STI Amber, in July 2023 and November 2023, respectively, for aggregate net proceeds of $64.6 million, which includes $0.3 million of accrued and unpaid selling costs as of December 31, 2023. The aggregate net book value of the vessels was $52.6 million on the dates they were held for sale and, we recorded an aggregate gain of $12.0 million during the year ended December 31, 2023 as a result of these sales. Additionally, we repaid the outstanding sale and leaseback obligation of $8.2 million with respect to STI Amber as a result of this sale.
During the year ended December 31, 2022, we sold 18 vessels consisting of three LR2s (STI Savile Row, STI Carnaby and STI Nautilus); 12 LR1s (STI Excelsior, STI Executive, STI Excellence, STI Pride, STI Providence, STI Prestige, STI Experience, STI Express, STI Exceed, STI Excel, STI Expedite, and STI Precision); and three MRs (STI Fontvieille, STI Benicia, and STI Majestic). Seven vessel sales closed in the first quarter of 2022, nine vessel sales closed in the second quarter of 2022 and two vessel sales vessels closed in the third quarter of 2022 for aggregate net proceeds of $607.7 million.
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
Collateral agreements
The below table is a summary of vessels with an aggregate carrying value of $3.2 billion at December 31, 2023 which have been pledged as collateral under the terms of our secured debt and lease financing arrangements as of December 31, 2023:

Credit Facility	Vessel Name
Prudential Credit Facility	STI Acton, STI Camden, STI Clapham
BNPP Sinosure Credit Facility	STI Elysees, STI Fulham, STI Hackney, STI Orchard, STI Park
2023 $225.0 Million Credit Facility	STI Duchessa, STI San Antonio, STI Yorkville, STI Milwaukee, STI Battery, STI Madison, STI Opera, STI Venere, STI Virtus, STI Aqua, STI Dama, STI Regina, STI Sanctity
2023 $49.1 Million Credit Facility	STI Rose, STI Rambla
2023 $117.4 Million Credit Facility	STI Battersea, STI Wembley, STI Texas City, STI Meraux, STI St. Charles, STI Mayfair, STI Alexis
2023 $1.0 Billion Credit Facility	STI Lobelia, STI Lotus, STI Lily, STI Lavender, STI Magic, STI Mystery, STI Marvel, STI Magnetic, STI Millennia, STI Magister, STI Mythic, STI Modest, STI Maverick, STI Miracle, STI Maestro, STI Mighty, STI Maximus, STI Spiga, STI Kingsway, STI Bosphorus, STI Leblon, STI Jermyn, STI Donald C Trauscht, STI Esles II, STI Solace, STI Solidarity, STI Stability, STI Tribeca, STI Bronx, STI Manhattan, STI Seneca, STI Sloane, STI Condotti, STI Brooklyn, STI Goal, STI Gladiator, STI Gratitude, STI Steadfast, STI Supreme
2023 $94.0 Million Credit Facility	STI Marshall, STI Grace, STI Guide, STI Gauntlet
Ocean Yield Lease Financing	STI Symphony
BCFL Lease Financing (MRs)	STI Topaz, STI Garnet, STI Onyx
2020 SPDBFL Lease Financing	STI San Telmo, STI Jardins
2021 AVIC Lease Financing	STI Memphis, STI Soho, STI Osceola, STI Lombard
2021 CMBFL Lease Financing	STI Brixton, STI Comandante, STI Finchley, STI Pimlico, STI Westminster
2021 TSFL Lease Financing	STI Black Hawk, STI Pontiac, STI Notting Hill
2021 Ocean Yield Lease Financing	STI Gallantry, STI Guard
2022 AVIC Lease Financing	STI Oxford, STI Selatar, STI Gramercy, STI Queens

The below table is a summary of vessels with an aggregate carrying value of $411.2 million which were unencumbered at December 31, 2023:

Vessel Name
Unencumbered	STI Hammersmith, STI Rotherhithe, STI Poplar, STI Ruby, STI Galata, STI La Boca, STI Beryl, STI Larvotto, STI Le Rocher, STI Broadway, STI Winnie, STI Connaught, STI Lauren, STI Veneto
6.     Right of use assets and related lease liabilities
For lease arrangements that were accounted for under IFRS 16 – Leases, we had bareboat charter-in commitments on three vessels under fixed rate bareboat agreements and 18 vessels under variable rate bareboat agreements during the year ended December 31, 2023 and we had bareboat charter-in commitments on three vessels under fixed rate bareboat agreements and 19 vessels under variable rate bareboat agreements during the year ended December 31, 2022. These arrangements were accounted for under IFRS 16 - Leases.
During the year ended December 31, 2023, we exercised the purchase options for all vessels under lease arrangements and had no further commitments as of December 31, 2023.
IFRS 16 - Leases - 3 MRs
In January 2019, we recognized right-of-use assets and corresponding liabilities relating to three bareboat chartered-in vessel commitments (STI Beryl, STI Le Rocher and STI Larvotto). The bareboat contracts for these three vessels were entered into in April 2017, were scheduled to expire in April 2025, and had a fixed lease payment of $8,800 per vessel per day. We had the option to purchase these vessels beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, which we exercised during the year ended December 31, 2023. Additionally, a deposit (a seller's credit) of $4.4 million per vessel was retained by the buyer, the present value of which was recorded within Other Assets on our Consolidated Balance Sheet, which was accreted (as part of interest income) under the effective interest method over the expected life of the lease. Based on the analysis of the purchase options performed at the lease inception date, we determined the lease terms to be eight years, from the commencement date through the expiration date of each lease. A weighted average incremental borrowing rate of approximately 6.0% was applied at the date of initial application of IFRS 16 on this arrangement.
The IFRS 16 - Leases - 3 MRs obligations were secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could have canceled the lease in the event of a material adverse change in our business.
In November 2023, we gave notice to exercise the purchase options for each of the three vessels, triggering a re-assessment of the lease liabilities resulting in an aggregate increase in the lease liabilities and corresponding adjustment to the right of use assets of $28.8 million. Additionally, we recorded a $1.0 million gain to accelerate the remaining accretion on the deposits. The aggregate deposits of $13.1 million were applied to the purchase price of the vessels when the purchase options were exercised in December 2023.
As of December 31, 2023, we had no further obligation related to these lease liabilities. The aggregate outstanding balance of these lease liabilities was $21.1 million as of December 31, 2022.
IFRS 16 - Leases - Trafigura Transaction
On September 26, 2019, we acquired subsidiaries of Trafigura Maritime Logistics Pte. Ltd. ("Trafigura") which had leasehold interests in 19 product tankers under bareboat charter agreements (the "Agreements") with subsidiaries of an international financial institution (the "Trafigura Transaction").
On the date of the Trafigura Transaction, certain terms of the Agreements were modified ("Modified Agreements" and, collectively, "IFRS 16 - Leases - $670.0 Million"). Under IFRS 16- Leases the Modified Agreements did not meet the criteria to qualify as separate leases and were measured accordingly as lease modifications. The Modified Agreements each had a term of eight years from the latter of the date of the Trafigura Transaction or the delivery date of the respective vessel, and we had purchase options beginning after the first year of each agreement, limited to eight vessels until after the third anniversary date. Based on the analysis of the purchase options performed at the inception date of the leases, we determined the lease terms to be eight years from the commencement date of the Modified Agreements, through the expiration date of each lease, at which time we assumed that the exercise of the purchase options to be reasonably certain.

The Modified Agreements bore interest at LIBOR plus a margin of 3.50% per annum and were being repaid in equal monthly installments of approximately $0.2 million per month per vessel. Additionally, an aggregate prepayment of $18.0 million ($0.8 million for each MR and $1.5 million for each LR2) was made in equal monthly installments over the first 12 months of each Modified Agreement.
Commencing with the date of the Trafigura Transaction, the following vessels were leased under the Modified Agreements: STI Magic, STI Majestic, STI Mystery, STI Marvel, STI Magnetic, STI Millennia, STI Magister, STI Mythic, STI Marshall, STI Modest, STI Maverick, STI Miracle, STI Maestro, STI Mighty, STI Maximus, STI Lobelia, STI Lotus, STI Lily and STI Lavender. The Modified Agreements were secured by, among other things, assignments of earnings and insurances and stock pledges and account charges in respect of the subject vessels and contain customary events of default, including cross-default provisions as well as subjective acceleration clauses under which the lessor could cancel the lease in the event of a material adverse change in our business. The leased vessels are required to maintain a fair value, as determined by an annual appraisal from an approved third-party broker, of 111% of the outstanding principal balance as of the last banking day of the year.
In April 2022, we exercised the purchase option on STI Majestic and repaid the aggregate outstanding lease obligation of $25.6 million relating to this vessel under the IFRS 16 - Leases - $670.0 Million lease agreement. This vessel was subsequently sold as described in Note 5.
During the year ended December 31, 2023, we gave notice to exercise the purchase options on the remaining 18 vessels, triggering a re-assessment of the lease liabilities and resulting in an aggregate increase in the lease liabilities and corresponding adjustment to the right of use assets of $4.5 million. Upon the closing of these purchases, we repaid the aggregate outstanding lease obligation of $459.1 million relating to these vessels under the IFRS 16 - Leases - $670.0 Million lease agreement.
At December 31, 2023, there was no further obligation under these lease liabilities. The aggregate outstanding balance of these lease liabilities was $475.9 million at December 31, 2022.
The following is the activity of the "Right of use assets for vessels" starting on January 1, 2022 through December 31, 2023:

In thousands of U.S. Dollars	Vessels	Drydock	Total
Cost
As of January 1, 2023	$798,083	$22,577	$820,660
Transfers to vessels, net (1)	(831,385)	(19,942)	(851,327)
Additions (2)	33,302	—	33,302
Write-offs (3)	—	(2,635)	(2,635)
As of December 31, 2023	—	—	—

Accumulated depreciation and impairment
As of January 1, 2023	(114,902)	(15,932)	(130,834)
Charge for the period	(21,321)	(2,923)	(24,244)
Transfers to vessels, net (1)	136,223	16,220	152,443
Write-offs (3)	—	2,635	2,635
As of December 31, 2023	—	—	—

Net book value
As of December 31, 2023	$—	$—	$—
(1)    Primarily represents the net book value of the 21 vessels for which the purchase options were exercised during the year ended December 31, 2023 and transferred to Vessels and drydock.
(2)    Represents the adjustment to the right of use asset as a result of the remeasurement of the related lease liability upon the commitments to exercise the purchase options.
(3)    Represents the write-offs of fully depreciated notional drydock costs on certain of our vessels.

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
(1)    Represents the net book value of one MR vessel (STI Majestic) which was sold during the year ended December 31, 2022. This transaction is described in Note 5 above.
The following table summarizes the payments made for the years ended December 31, 2023 and 2022 relating to lease liabilities accounted for under IFRS 16 - Leases:

	For the year ended December 31,
In thousands of U.S. dollars	2023	2022
Interest expense recognized in consolidated statements of operations	$23,749	$30,420
Principal repayments recognized in consolidated cash flow statements (1)	516,127	79,502
Net decrease (increase) in accrued interest expense	467	(188)
Total payments on lease liabilities under IFRS 16 - Leases	$540,343	$109,734
(1)    Principal repayments during the year ended December 31, 2022 includes the $25.6 million repayment of the lease obligation of one MR vessel (STI Majestic) which was sold during the year ended December 31, 2022. This transaction is described above.
Vessels recorded as Right of use assets derive income from subleases through time charter-out and pool arrangements. For the years ended December 31, 2023, 2022 and 2021, sublease income of $136.6 million, $246.5 million and $91.8 million, respectively, is included in Vessel revenue.
7.     Carrying values of vessels, vessels under construction, right of use assets for vessels and goodwill
At each balance sheet date, we review the carrying amounts of our goodwill, vessels and related drydock costs to determine if there is any indication that these amounts have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider both internal and external indicators of potential impairment, in accordance with IAS 36. Indicators of possible impairment may include, but are not limited to, comparing the carrying amount of net assets to market capitalization, changes in interest rates, changes in the technological, market, economic, or legal environments in which we operate, changes in forecasted charter rates, and movements in external broker valuations. We also assess whether any evidence suggests the obsolescence or physical damage of our assets, whether we have any plans to dispose of an asset before the end of its estimated useful life, and whether any evidence suggests that the economic performance of an asset was, or may become, worse than expected.
At December 31, 2023, we reviewed the carrying amount of our vessels to determine if there was an indication that these assets had suffered an impairment. First, we assessed the fair value less the cost to sell of our vessels taking into consideration vessel valuations from independent ship brokers. We then compared the fair value less selling costs to each vessel’s carrying value and, if the carrying value exceeded the vessel’s fair value less selling costs, an indicator of impairment existed.
At December 31, 2023, our operating fleet consisted of 111 owned or sale and leaseback vessels. All of the vessels in our operating fleet had fair values less selling costs greater than their carrying amount at this date. We also considered external factors as part of this assessment as the markets in which we operate continued to experience significant strength during the year ended December 31, 2023. This strength is evidenced by, among other things:

•The continued upward trajectory in second-hand vessel values from the elevated levels reached in 2022;
•The spot market TCE rates that our vessels earned during the year (both in and out of the Scorpio pools), which were near record highs, and were a reflection of the supply and demand imbalance for product tankers;
•The continued strength of charter rates provides an indication of strong future cash flows;
•The operating cash flows that we generated during the year ended December 31, 2023.
It is on this basis that we determined that there were no indications of impairment on any of our vessels as of December 31, 2023.
Impairment testing at December 31, 2022
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
The reversal of the previously recorded impairment was not triggered by the passage of time as there has been a significant improvement in market conditions during 2022 that was not forecasted in our previous value in use calculations. We also do not believe that this reversal is an indication that each vessel’s useful life, depreciation method, or residual value should be changed. This is on the basis that all 13 vessels were approximately 10 years of age or younger, and we continue to believe 25 years is a reasonable estimate of each vessel's useful life. In accordance with our accounting policy, we update the residual value of our vessels annually (in the period of change and in future periods) to incorporate the most recent scrap values. We therefore believe that this policy reflects the most recently available information.

Goodwill
Goodwill arising from our September 2017 acquisition of Navig8 Product Tankers Inc. has been allocated to the cash generating units within each of the respective operating segments that are expected to benefit from the synergies of this transaction (LR2s and LR1s). The carrying value of the goodwill allocated to the LR2 segment was $8.2 million at both December 31, 2023 and 2022. Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units in each respective operating segment, plus the allocated goodwill, to their recoverable amounts. We used the fair value less cost to sell to determine recoverable amount, by taking into consideration vessel valuations from independent ship brokers for each vessel within each segment.
This test was performed in connection with the assessment of the carrying amount of our vessels and related drydock costs at December 31, 2023 and 2022, and an impairment charge was not recorded.
Capitalized interest
In accordance with IAS 23 “Borrowing Costs,” applicable interest costs are capitalized during the period that ballast water treatment systems and scrubbers for our vessels are constructed and installed. For the year ended December 31, 2022, we capitalized interest expense for the respective vessels of $0.2 million. There was minimal capitalized interest expense for the year ended December 31, 2023. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 0.1% for the year ended December 31, 2022. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.
There were no vessels under construction during the years ended December 31, 2023 and December 31, 2022.

8.    Other non-current assets
The following is a table summarizing the components of our Other non-current assets as of December 31, 2023 and 2022:

	At December 31,
In thousands of U.S. dollars	2023	2022
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$22,950	$25,500
Scorpio MR Pool Ltd. pool working capital contributions(1)	21,200	22,000
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (1)	5,661	5,661
Mercury Pool Limited pool working capital contributions(1)	1,600	—
Working capital contributions to Scorpio Pools	51,411	53,161

Investment in dual fuel tanker joint venture (2)	11,800	7,672
Capitalized loan fees (3)	2,229	—
Seller's credit on sale leaseback vessels (4)	—	11,430
Deposits for exhaust gas cleaning system ("scrubbers") (5)	—	9,737
Other	—	1,754
	$65,440	$83,754
 (1)    Upon entrance into the Scorpio Pools, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel’s exit from the pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets. For chartered-in vessels we classify the amounts as current (within Accounts Receivable) or non-current (within Other Assets) according to the expiration of the contract.

(2)     In August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers (two of which were sold during the fourth quarter of 2021). The dual-fuel MR methanol tankers are currently on long-term time charter contracts greater than five years. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million. In November 2022, we contributed an additional $1.75 million to the joint venture to increase the joint venture's ownership interest in one of the LR1 tankers. We account for our interest in this joint venture using the equity method pursuant to IFRS 11 - Joint arrangements. Under this guidance, the investment is initially measured at cost, and the carrying amount of the investment is adjusted in subsequent periods based on our share of profits or losses from the joint venture (adjusted for any fair value adjustments made upon initial recognition). Any distributions received from the joint venture reduce the carrying amount. We recorded $5.9 million and $0.7 million as our share of net income resulting from this joint venture during the years ended December 31, 2023 and 2022, respectively. The joint venture issued cash distributions of $1.8 million and $0.5 million during the years ended December 31, 2023 and 2022, respectively.
(3) Represents upfront loan fees on credit facilities that are expected to be used to partially finance the purchase and installation of scrubbers or refinance the indebtedness on certain vessels. These fees are reclassified as deferred financing fees (net of Debt) when the tranche of the loan to which the vessel relates is drawn.
(4) The seller's credit on vessels sold and leased back represents the present value of the deposits of $4.4 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the 2017 sale and operating leaseback transactions for STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 6. The present value of these deposits was calculated based on the interest rate implied in the leases with the carrying value accreting over the lives of the leases through interest income. We recorded $0.6 million and $0.6 million as interest income as part of these agreements during each of the years ended December 31, 2023 and 2022, respectively. As described in Note 6, we exercised the purchase options on these vessels during the year ended December 31, 2023. Upon the notice to exercise the purchase options on the leases, we recorded a $1.0 million gain to accelerate the remaining accretion on these deposits. These deposits were applied against the purchase price of the vessels when the purchases closed.
(5)    From August 2018 through September 2019, we entered into agreements with two separate suppliers to retrofit a total of 98 of our tankers with scrubbers. In April 2020, we reached an agreement to extend the options to purchase and install scrubbers on 19 of our vessels. In August 2021, we declared options to purchase and install scrubbers on six vessels that were installed within the first half of 2022. During the year ended December 31, 2023, the options to purchase the remaining scrubbers expired unexercised, resulting in a write-off of $10.5 million, which consisted of $9.7 million related to the previously made deposits and $0.8 million in related equipment that was previously purchased.
9.     Restricted Cash
Restricted cash as of December 31, 2022 primarily represented debt service reserve accounts that had to be maintained as part of the terms and conditions of our Bank of Communications Financial Leasing (LR2s) sale and leaseback. The funds in these accounts were released as part of the exercise of the purchase options on three LR2 product tankers (STI Solidarity, STI Solace and STI Stability) during the year ended December 31, 2023.

10.     Accounts payable
The following is a table summarizing the components of our accounts payable as of December 31, 2023 and 2022:

	At December 31,
In thousands of U.S. dollars	2023	2022
Scorpio Ship Management S.A.M. (SSM)	$2,131	$734
Scorpio Handymax Tanker Pool Limited	434	2,333
Scorpio Services Holding Limited (SSH)	283	286
Scorpio Commercial Management S.A.M. (SCM)	260	507
Amounts due to related party port agents	260	137
Scorpio MR Pool Limited	180	7,333
Amounts due to a related party bunker supplier	95	2,322
Mercury Pool Limited	10	—
Scorpio LR2 Pool Limited	2	424

Accounts payable to related parties	3,655	14,076

Suppliers	6,349	14,672
	$10,004	$28,748
The majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.
11.     Accrued expenses and other current liabilities
The following is a table summarizing the components the components of our accrued expenses and other current liabilities as of December 31, 2023 and 2022:

	At December 31,
In thousands of U.S. dollars	2023	2022
Accrued expenses to related party port agents	$1,108	$876
Scorpio Ship Management S.A.M. (SSM)	337	89
Scorpio Commercial Management S.A.M. (SCM)	56	33
Scorpio Services Holding Limited (SSH)	1	1
Accrued expenses to related parties	1,502	999

Accrued short-term employee benefits	33,329	40,295
Suppliers	17,984	32,051
Deferred income	11,653	10,963
Accrued interest	8,210	7,200
	$72,678	$91,508
Deferred income represents amounts collected in advance from customers for our vessels on time charter or deferred revenue on time charter out arrangements whose payment terms differ from the pattern of revenue recognition on a straight line basis. The terms of these agreements are described in Note 16.

12.     Current and long-term debt
The following is a breakdown of the current and non-current portion of our debt outstanding as of December 31, 2023 and December 31, 2022:

	At December 31,
In thousands of U.S. dollars	2023	2022
Current portion of bank debt (1)	$220,965	$31,504
Sale and leaseback liabilities (2)	206,757	269,145
Current portion of long-term debt	427,722	300,649

Non-current portion of bank debt and bonds (3)	939,188	264,106
Sale and leaseback liabilities (4)	221,380	871,469
	$1,588,290	$1,436,224
(1)The current portion at December 31, 2023 was net of unamortized deferred financing fees of $5.0 million. The current portion at December 31, 2022 was net of unamortized deferred financing fees of $0.5 million.
(2)The current portion at December 31, 2023 was net of unamortized deferred financing fees of $0.8 million and prepaid interest of $0.3 million. The current portion at December 31, 2022 was net of unamortized deferred financing fees of $0.8 million and prepaid interest of $2.5 million.
(3)The non-current portion at December 31, 2023 was net of unamortized deferred financing fees of $20.6 million. The non-current portion at December 31, 2022 was net of unamortized deferred financing fees of $4.0 million.
(4)The non-current portion at December 31, 2023 was net of unamortized deferred financing fees of $2.3 million. The non-current portion at December 31, 2022 was net of unamortized deferred financing fees of $7.4 million.
The following is a roll-forward of the activity within debt (current and non-current, and inclusive of IFRS 16 - lease liabilities), by facility, for the year ended December 31, 2023:

		Activity				Balance as of December 31, 2023 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2022	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of December 31, 2023	Current	Non-Current
Hamburg Commercial Bank Credit Facility	33,732	—	(33,732)	—	—	—	—
Prudential Credit Facility	39,286	—	(5,546)	—	33,740	33,740	—
2019 DNB / GIEK Credit Facility	38,338	—	(38,338)	—	—	—	—
BNPP Sinosure Credit Facility	80,576	—	(10,909)	—	69,667	10,909	58,758
2020 $225.0 Million Credit Facility	37,765	—	(37,765)	—	—	—	—
2023 $225.0 Million Credit Facility	—	225,000	(25,425)	—	199,575	33,900	165,675
2023 $49.1 Million Credit Facility	—	49,088	(3,462)	—	45,626	4,615	41,011
2023 $117.4 Million Credit Facility	—	117,394	(8,504)	—	108,890	17,007	91,883
2023 $1.0 Billion Credit Facility	—	901,000	(336,093)	—	564,907	116,149	448,758
2023 $94.0 Million Credit Facility	—	94,000	(1,092)	—	92,908	9,666	83,242
Ocean Yield Lease Financing	114,273	—	(89,484)	454	25,243	3,035	22,208
BCFL Lease Financing (LR2s)	67,058	—	(68,310)	1,252	—	—	—
CSSC Lease Financing	119,165	—	(121,279)	2,114	—	—	—
BCFL Lease Financing (MRs)	53,202	—	(31,068)	(481)	21,653	21,653	—
AVIC Lease Financing	77,769	—	(77,769)	—	—	—	—
2020 CMBFL Lease Financing	38,090	—	(38,090)	—	—	—	—
2020 TSFL Lease Financing	40,607	—	(40,607)	—	—	—	—
2020 SPDBFL Lease Financing	80,616	—	(43,753)	763	37,626	37,626	—
2021 AVIC Lease Financing	83,662	—	(7,252)	1,157	77,567	77,567	—
2021 CMBFL Lease Financing	68,045	—	(6,520)	—	61,525	6,520	55,005
2021 TSFL Lease Financing	49,997	—	(4,380)	865	46,482	46,482	—
2021 CSSC Lease Financing	48,631	—	(48,631)	—	—	—	—
2021 $146.3 Million Lease Financing	133,699	—	(133,699)	—	—	—	—

2021 Ocean Yield Lease Financing	63,933	—	(5,850)	—	58,083	5,866	52,217
2022 AVIC Lease Financing	112,620	—	(9,169)	—	103,451	9,168	94,283
IFRS 16 - Leases - 3 MR (See Note 6)	21,138	—	(36,933)	15,795	—	—	—
IFRS 16 - Leases - $670.0 Million (see Note 6)	475,939	—	(480,396)	4,457	—	—	—
Unsecured Senior Notes Due 2025	70,451	—	—	45	70,496	—	70,496
	$1,948,592	$1,386,482	$(1,744,056)	$26,421	$1,617,439	$433,903	$1,183,536
Less: deferred financing fees	(12,758)	(27,627)	—	11,571	(28,814)	(5,846)	(22,968)
Less: prepaid interest expense	(3,735)	—	3,400	—	(335)	(335)	—
Total	$1,932,099	$1,358,855	$(1,740,656)	$37,992	$1,588,290	$427,722	$1,160,568
(1)    Relates to non-cash accretion, write-offs, amortization or other adjustments on (i) debt or lease obligations assumed as part of the 2017 merger with Navig8 Product Tankers Inc. ("NPTI"), which were recorded at fair value on the closing dates, (ii) the carrying values of certain sale and leaseback arrangements related to the notifications to exercise purchase options; and (iii) our Unsecured Senior Notes Due 2025, as discussed below.
Interest Rate Benchmark Reform
Interest in most of our financing agreements has historically been based on published rates for LIBOR. The ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, ceased the publication of all U.S. Dollar LIBOR tenors on June 30, 2023.
In response to the anticipated discontinuation of LIBOR, the Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.”
During the year ended December 31, 2023, we transitioned our existing loan and lease financing agreements from U.S. Dollar LIBOR to SOFR plus a credit spread adjustment (“CSA”) which varied from zero basis points to 26.161 basis points depending on the financing arrangement. We have applied the practical expedient pursuant to the Amendments to IFRS 9 – Financial Instruments (IBOR reform) as our secured bank debt and lease financing arrangements are carried at amortized cost, and therefore the change in the effective interest rate on these arrangements that has arisen from IBOR reform was deemed to be economically equivalent to the previous basis. Accordingly, no gain or loss was recognized upon transition.

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
The amount outstanding as of December 31, 2022 was $33.7 million. The outstanding debt on this loan facility was repaid in full in September 2023 and the loan facility was terminated.
Prudential Credit Facility
In November 2019, we executed an agreement with Prudential Private Capital for a senior secured term loan facility for $55.5 million (the "Prudential Credit Facility"). The Prudential Credit Facility was fully drawn in December 2019, with the primary purpose of refinancing STI Clapham, STI Camden and STI Acton.
The Prudential Credit Facility bears interest at the benchmark rate (LIBOR and SOFR plus a CSA) plus a margin of 3.00% per annum.
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
In December 2023, we gave notice to repay the outstanding balance in January 2024 (see Note 23). The outstanding balance has been classified as current on the consolidated balance sheet as of December 31, 2023.
The amounts outstanding as of December 31, 2023 and 2022 were $33.7 million and $39.3 million, respectively.

2019 DNB / GIEK Credit Facility
In November 2019, we executed a term loan facility with DNB Bank ASA and the Norwegian Export Credit Guarantee Agency (“GIEK”) for $55.5 million (the "2019 DNB/GIEK Credit Facility"). The loan is comprised of two facilities: (i) an ECA facility of $47.2 million (which is comprised of a $41.6 million tranche which is guaranteed by GIEK, or the “GIEK Tranche”, and a $5.6 million commercial tranche or the “Commercial Bank Tranche”) and (ii) a commercial facility of $8.3 million, or the “Commercial Facility."
The amount outstanding as of December 31, 2022 was $38.3 million. The outstanding debt on this loan facility was repaid in full in August 2023 and the loan facility was terminated.
BNPP Sinosure Credit Facility
In December 2019, we executed a senior secured term loan facility with BNP Paribas and Skandinaviska Enskilda Banken AB for up to $134.1 million. This loan is split into two facilities, (i) a commercial facility for up to $67.0 million (the "Commercial Facility"), and (ii) a Sinosure facility for up to $67.0 million (the "Sinosure Facility"), which was funded by the lenders under the commercial facility and insured by the China Export & Credit Insurance Corporation ("Sinosure") and is currently being used to finance five of our vessels. These facilities are collectively referred to as the BNPP Sinosure Credit Facility.
During the years ended December 31, 2020, 2021 and 2022, we drew down an aggregate $101.5 million, $1.9 million and $5.1 million, respectively.
The Sinosure Facility and the Commercial Facility bear interest at the benchmark rate (LIBOR and SOFR plus a CSA) plus a margin of 1.80% and 2.80% per annum, respectively. The Sinosure Facility is scheduled to be repaid in semi-annual principal installments, in aggregate, of $5.5 million through October 2024, $3.4 million in April 2025 and $0.9 million in October 2025. The Commercial Facility is scheduled to be repaid at the final maturity date of the facility, or October 2025.
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
The amounts outstanding as of December 31, 2023 and 2022 were $69.7 million and $80.6 million, respectively, and we were in compliance with the financial covenants as of those dates.
2020 $225.0 Million Credit Facility
In May 2020, we executed the 2020 $225.0 Million Credit Facility with a group of European financial institutions and originally used it to finance nine vessels (seven LR2s and two LR1s).
The amount outstanding as of December 31, 2022 was $37.8 million. The outstanding debt on this loan facility was repaid in full in August 2023 and the loan facility was terminated.
2023 $225.0 Million Credit Facility
In January 2023, we executed the 2023 $225.0 Million Credit Facility with a group of European financial institutions. In February and March 2023, we drew down $184.9 million and $40.1 million, respectively, and 13 product tankers (STI Opera, STI Duchessa, STI Venere, STI Virtus, STI Aqua, STI Dama, STI Regina, STI San Antonio, STI Yorkville, STI Battery, STI Milwaukee, STI Madison, and STI Sanctity) were collateralized under this facility as part of these drawdowns.
The 2023 $225.0 Million Credit Facility has a final maturity of five years from the signing date and bears interest at SOFR plus a margin of 1.975% per annum. The borrowings for the 11 MRs are expected to be repaid in equal quarterly installments of $0.63 million per vessel for the first two years, and $0.33 million per vessel for the remaining term of the loan, with a balloon payment due at maturity. The borrowings for the two LR2s are expected to be repaid in equal quarterly installments of $0.8 million per vessel for the first two years, and $0.45 million per vessel for the remaining term of the loan, with a balloon payment due at maturity.

Our 2023 $225.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.5 billion.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate of (i) principal amount of the loans outstanding and (ii) negative value of any hedging exposure under such facility.
The amount outstanding as of December 31, 2023 was $199.6 million and we were in compliance with the financial covenants as of that date.
2023 $49.1 Million Credit Facility
In February 2023, we executed the 2023 $49.1 Million Credit Facility with a North American financial institution. In March 2023, we drew down $49.1 million and two LR2 product tankers (STI Rose and STI Rambla) were collateralized under this facility as part of this drawdown.
The 2023 $49.1 Million Credit Facility has a final maturity of five years from the drawdown date and bears interest at SOFR plus a margin of 1.90% per annum. The borrowing is expected to be repaid in equal, aggregate, installments of $1.2 million per quarter, with a balloon payment upon maturity.
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
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 150% of the then aggregate outstanding principal amount of the loans.
The amount outstanding as of December 31, 2023 was $45.6 million and we were in compliance with the financial covenants as of that date.
2023 $117.4 Million Credit Facility
In May 2023, we executed the 2023 $117.4 Million Credit Facility with a European financial institution. This facility was fully drawn upon execution and seven vessels (STI Battersea, STI Wembley, STI Texas City, STI Meraux, STI Mayfair, STI St. Charles, and STI Alexis) were collateralized under this facility upon drawdown.
The 2023 $117.4 Million Credit Facility has a final maturity of five years from the drawdown date of each vessel and bears interest at SOFR plus a margin of 1.925% per annum. The borrowing is expected to be repaid in equal, aggregate, installments of $4.3 million per quarter, with a balloon payment upon maturity.
Our 2023 $117.4 Million Credit Facility includes financial covenants that require us to maintain:
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
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 150% of the then aggregate of (i) principal amount of the loans outstanding and (ii) negative value of any hedging exposure under such credit facility.
The amount outstanding as of December 31, 2023 was $108.9 million and we were in compliance with the financial covenants as of that date.
2023 $1.0 Billion Credit Facility

In July 2023, we executed the 2023 $1.0 Billion Credit Facility with a group of financial institutions for up to $1.0 billion, consisting of a term loan and a revolving credit facility.
Upon execution, we drew down $440.6 million (split evenly between the term loan and the revolver) and 21 vessels (STI Lobelia, STI Lavender, STI Jermyn, STI Steadfast, STI Magic, STI Mystery, STI Marvel, STI Millennia, STI Magister, STI Mythic, STI Modest, STI Maverick, STI Miracle, STI Maestro, STI Mighty, STI Magnetic, STI Seneca, STI Brooklyn, STI Manhattan, STI Bronx, and STI Tribeca) were collateralized under this facility as part of this drawdown.
In August 2023, we drew down $135.8 million (split evenly between the term loan and the revolver) and five vessels (STI Supreme, STI Spiga, STI Kingsway, STI Sloane and STI Condotti) were collateralized under this facility as part of this drawdown.
In September 2023, we repaid $288.2 million on the revolving portion of this credit facility, which may be re-borrowed in the future.
In November 2023, we drew down $202.3 million (split evenly between the term loan and the revolver) and eight vessels (STI Lotus, STI Lily, STI Gladiator, STI Gratitude, STI Goal, STI Maximus, STI Leblon and STI Bosphorus) were collateralized under this facility as part of this drawdown.
In December 2023, we drew down $122.3 million (split evenly between the term loan and the revolver) and five vessels (STI Donald C Trauscht, STI Esles II, STI Stability, STI Solace and STI Solidarity) were collateralized under this facility as part of these drawdowns.
The 2023 $1.0 Billion Credit Facility has a final maturity of June 30, 2028 and bears interest at SOFR plus a margin of 1.95% per annum. The amounts drawn as of December 31, 2023, inclusive of the currently available $288.2 million that was repaid under the revolving portion of the facility, are scheduled to be repaid and/or permanently reduced in aggregate amounts of $29.0 million per quarter through June 30, 2025 and gradually decreasing from $22.3 million to $18.9 million per quarter in years three through five of the loan, with a balloon payment due at maturity. The scheduled repayments will be applied to the outstanding term loan for each vessel, until repaid in full, and then to the reduction of the revolver for each vessel. A commitment fee of 0.78% per annum is due quarterly on the undrawn available commitment.
Our 2023 $1.0 Billion Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.5 billion.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate principal amount of the loans outstanding.
The amount outstanding as of December 31, 2023 was $564.9 million and we were in compliance with the financial covenants as of that date. As of December 31, 2023, the amounts available under the term loan and the revolver were $49.5 million and $337.7 million, respectively (see Note 23).
2023 $94.0 Million Credit Facility
In September 2023, we executed the 2023 $94.0 Million Credit Facility with DekaBank Deutsche Girozentrale for up to $94.0 million. Upon execution, we drew down $43.8 million and two vessels (STI Marshall and STI Grace) were collateralized under this facility as part of this drawdown. In October 2023, we drew down $50.2 million and two vessels (STI Guide and STI Gauntlet) were collateralized under this facility as part of this drawdown.
This 2023 $94.0 Million Credit Facility has a final maturity of five years from the drawdown date of each vessel and bears interest at SOFR plus a margin of 1.70% per annum. The facility is scheduled to be repaid in aggregate repayments of $2.4 million per quarter with a balloon payment due at maturity.
Our 2023 $94.0 Million Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.5 billion.
•Minimum liquidity of not less than the greater of $25.0 million and $500,000 per each owned vessel plus $250,000 per each time chartered-in vessel.

•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 143% of the then aggregate of (i) principal amount of the loans outstanding and (ii) negative value of any hedging exposure under such credit facility.
The amount outstanding as of December 31, 2023 was $92.9 million and we were in compliance with the financial covenants as of that date.

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
Given the favorable market conditions during the years ended December 31, 2023 and 2022, we were able exercise purchase options and repay the lease obligations on 53 vessels. In all circumstances, we submitted binding notices to exercise the purchase options prior to the end of the lease term in accordance with the existing provisions of the leases. As these instruments were accounted for as financial liabilities at amortized cost under IFRS 9, the submission of the purchase option notice triggered a re-assessment of the cash flows associated with the liability. As almost all of these instruments were floating rate financial liabilities, the carrying values of the liabilities did not change with the exception of purchase option fees incurred on certain arrangements, all of which are detailed below. For fixed rate instruments, a nominal gain or loss was recorded upon re-assessment.
Ocean Yield Lease Financing
We assumed the obligations under a lease financing arrangement with Ocean Yield ASA for four LR2 tankers (STI Sanctity, STI Steadfast, STI Supreme, and STI Symphony) in connection with the September 2017 acquisition of Navig8 Product Tankers Inc. (the "Ocean Yield Lease Financing). Under this arrangement, each vessel was subject to a 13-year bareboat charter, which expires between February and August 2029 (depending on the vessel). Charterhire, which is paid monthly in advance, includes a fixed payment in addition to a quarterly adjustment based on prevailing benchmark rates (LIBOR and SOFR plus a CSA).
Monthly principal payments are approximately $0.2 million per vessel gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. The interest component of the leases approximates the prevailing benchmark rate plus 5.40% per annum. We also have purchase options to re-acquire each of the vessels during the bareboat charter period, with the first of such options exercisable beginning at the end of the seventh year from the delivery date of the subject vessel.
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
In September 2022, we gave notice to exercise the purchase option on STI Sanctity. The purchase option price for this vessel was $27.8 million, and the purchase closed in March 2023. In October 2022, we gave notice to exercise the purchase options on STI Steadfast and STI Supreme. The purchase option price was $27.8 million per vessel, and the purchases closed in May 2023 and August 2023. The carrying value of the lease obligations related to these vessels was classified as current on the consolidated balance sheet as of December 31, 2022.
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation of the acquisition along with non-cash adjustments to the carrying values that were triggered by notifications to exercise purchase options) were $25.2 million and $114.3 million as of December 31, 2023 and 2022, respectively. We were in compliance with the financial covenants as of those dates.
BCFL Lease Financing (LR2s)
We assumed the obligations of a lease financing arrangement with Bank of Communications Finance Leasing Co Ltd., or BCFL, for three LR2 tankers (STI Solace, STI Solidarity, and STI Stability) as part of the September 2017 acquisition of NPTI (the "BCFL Lease Financing (LR2s)"). Under the arrangement, each vessel was subject to a 10-year bareboat charter which was scheduled to expire in July 2026. Charterhire under the arrangement was determined in advance, on a quarterly basis and was calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of the benchmark rate (LIBOR and LIBOR as of June 30, 2023) plus 3.50% per annum.
In April 2020, we executed an agreement to increase the borrowing capacity of our BCFL Lease Financing arrangements (LR2s) by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on the above vessels. The agreement was for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.
In July 2020, we drew $1.9 million to partially finance the purchase and installation of a scrubber on one vessel, and in January 2021, we drew $3.8 million to partially finance the purchase and installation of scrubbers on two vessels.
In December 2023, we exercised the purchase options on all of the vessels under this arrangement and repaid the outstanding indebtedness of $58.4 million as part of these transactions, thus terminating the leases.
Additionally, we had an aggregate of $0.8 million on deposit in a deposit account, in accordance with the terms and conditions of this facility, which were not freely available and was recorded as non-current Restricted Cash on our consolidated balance sheets as of December 31, 2022. This deposit account was released after the exercise of the purchase options on the vessels in December 2023.
CSSC Lease Financing
We assumed the obligations under a lease financing arrangement with CSSC (Hong Kong) Shipping Company Limited, or CSSC, for eight LR2 tankers (STI Gallantry, STI Nautilus, STI Guard, STI Guide, STI Goal, STI Gauntlet, STI Gladiator and STI Gratitude) as part of the September 2017 acquisition of NPTI (the "CSSC Lease Financing").
This arrangement was amended and restated in 2019 and 2021 to, among others, increase the borrowing capacity and reduce the margin. The tenor of the amended and restated lease remained unchanged, with each lease scheduled to expire throughout 2026 and 2027; however, the amended and restated lease contained an option to extend the lease for each vessel by an additional 24 months. The interest under the amended and restated agreement was reduced to the prevailing benchmark rate (LIBOR and SOFR plus a CSA) plus a margin of 3.50% per annum and the principal balance was scheduled to be repaid in equal installments of approximately $0.2 million per vessel per month. Each lease also contained purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the effective date of the amended agreement, with a purchase obligation for each vessel upon the expiration of each agreement.
In October and November 2020, we repaid $81.7 million and paid a $1.6 million prepayment fee when we refinanced the existing debt on STI Nautilus, STI Guard, and STI Gallantry.
In October 2023, we exercised the purchase options on all of the remaining vessels under this arrangement, repaid the outstanding indebtedness of $110.4 million, and paid purchase option fees of $1.7 million as part of these transactions. These leases were terminated as a result of these transactions.
BCFL Lease Financing (MRs)
In September 2017, we entered into agreements to sell and lease back five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) with Bank of Communications Finance Leasing Co Ltd., or BCFL, for a sales price of $27.5 million per vessel (the "BCFL Lease Financing (MRs)"). The financing for STI Topaz, STI Ruby and STI Garnet closed in September 2017, the financing for STI Onyx closed in October 2017, and the financing for STI Amber closed in November 2017. Each agreement was for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, with three consecutive one-year options to extend each charter beyond the initial term. Furthermore, we had the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyers and will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement (as applicable).
In April 2020, we executed an agreement to increase the borrowing capacity by up to $1.9 million per vessel to partially finance the purchase and installation of scrubbers on the above vessels. The agreement was for a fixed term of three years at the rate of up to $1,910 per vessel per day to be allocated to principal and interest.

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
In November 2023, we exercised the purchase option on STI Amber prior to its sale and repaid the outstanding indebtedness of $8.2 million, which was net of the vessel deposit, as part of this transaction, thus terminating the lease.
In November 2023, we gave notice to exercise the purchase options on the remaining four vessels. In December 2023, we closed on the purchase of STI Ruby and repaid the outstanding indebtedness of $7.4 million, which was net of the vessel deposit, as part of this transaction, thus terminating the lease. The purchases of STI Topaz, STI Garnet and STI Onyx closed in January 2024 (see Note 23). The carrying value of the lease obligations related to these vessels have been classified as current on the consolidated balance sheet as of December 31, 2023.
The aggregate outstanding balances under this arrangement were $21.7 million and $53.2 million as of December 31, 2023 and 2022, respectively. We were in compliance with the financial covenants as of those dates.
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
Each vessel was subject to an eight-year bareboat charter, bearing interest at LIBOR plus a margin of 3.70% per annum, with options to purchase the vessels beginning at the end of the second year of each agreement. Each agreement also had a purchase obligation at the end of the eighth year, which was equal to the outstanding principal balance at that date.
In February 2020, we executed an agreement to upsize this arrangement to partially finance the purchase and installation of scrubbers on these vessels. In December 2020, we executed the agreements on three of the vessels (STI Brooklyn, STI Rose and STI Rambla) and drew down $4.6 million under the upsized portion of this arrangement. The upsized portion of the lease financing had a final maturity of three years after the first drawdown, bearing interest at LIBOR plus a margin of 4.20% per annum.
In February 2022, we repaid $17.2 million in connection with the sale of STI Fontvieille, thus terminating the lease.
In September 2022, we gave notice to exercise the purchase option on the remaining four vessels. The carrying value of the lease obligations related to these vessels was classified as current on the consolidated balance sheet as of December 31, 2022. The purchases closed in January 2023 and we repaid the aggregate outstanding lease obligation of $77.8 million and paid purchase option fees of $1.2 million as part of these transactions, thus terminating the leases.
2020 CMBFL Lease Financing
In September 2020, we executed an agreement with CMB Financial Leasing Co., Ltd to sell and leaseback two MR product tankers (STI Leblon and STI Bosphorus). The aggregate borrowing amount under the arrangement was $45.4 million, which was drawn in September 2020 (the "2020 CMBFL Lease Financing").
Each vessel was subject to a seven-year bareboat charter, bearing interest at LIBOR plus a margin of 3.20% per annum, with options to purchase the vessels beginning on the third anniversary of the delivery date of each agreement. Each agreement also had a purchase option at the end of the seventh year, which was equal to the outstanding principal balance at that date.
In September 2023, we exercised the purchase options on the vessels under this arrangement, repaid the outstanding indebtedness of $36.5 million, and paid purchase option fees of $0.4 million as part of these transactions, thus terminating the leases.

2020 TSFL Lease Financing
In November 2020, we executed an agreement with Taiping & Sinopec Financial Leasing Co., Ltd. (the "2020 TSFL Lease Financing") to sell and leaseback two MR product tankers (STI Galata and STI La Boca). The aggregate borrowing amount under the arrangement was $47.3 million, which was drawn in November 2020.
Each vessel was subject to a seven-year bareboat charter, bearing interest at the prevailing benchmark rate (LIBOR and SOFR plus a CSA) plus a margin of 3.20% per annum, with options to purchase the vessels beginning on the third anniversary of the delivery date of each agreement. Each agreement also had a purchase obligation at the end of the seventh year, which is equal to the outstanding principal balance at that date.
In November 2023, we exercised the purchase options on the vessels under this arrangement, repaid the outstanding indebtedness of $38.1 million, and paid purchase option fees of $1.1 million as part of these transactions, thus terminating the leases.
2020 SPDBFL Lease Financing
In November 2020, we executed an agreement with SPDB Financial Leasing Co., Ltd to sell and leaseback four MR product tankers (STI Donald C Trauscht, STI Esles II, STI San Telmo, and STI Jardins). The aggregate borrowing amount under the arrangement was $96.5 million, which was drawn in November and December 2020 (the "2020 SPDBFL Lease Financing").
The agreements for STI Donald C Trauscht and STI San Telmo were for a fixed term of seven years. The agreements for STI Esles II and STI Jardins were for a fixed term of eight years. The leases bore interest at the prevailing benchmark rate (LIBOR and SOFR plus a CSA) plus a margin of 3.05% per annum and had options to purchase the vessels beginning on the third anniversary of the delivery date of each agreement. Each agreement also has a purchase obligation at the end of the term (which is equal to the outstanding principal balance at that date). Additionally, coinciding with the first payment dates in the first quarter of 2021, we were required to deposit with the lessor 3% of the borrowing amount, or $2.9 million in aggregate.
In September 2023, we gave notice to exercise the purchase options on the vessels under this arrangement. The purchases of STI Esles II and STI Donald C Trauscht closed in November 2023 and we repaid the aggregate outstanding lease liability, net of $1.5 million in deposits held by the lessor, of $38.1 million related to these vessels, and paid purchase option fees of $0.8 million as part of these transactions, thus terminating the leases. The purchases of STI Jardins and STI San Telmo closed in January 2024 (see Note 23). The carrying value of the lease obligations related to these vessels was classified as current on the consolidated balance sheet as of December 31, 2023.
The carrying values of the amounts due under the arrangement (net of the deposits of $1.4 million and including accrued purchase option fees of $0.8 million) were $37.6 million and $80.6 million as of December 31, 2023 and 2022, respectively, and we were in compliance with the financial covenants as of those dates.
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
Each vessel was subject to a nine-year bareboat charter, bearing interest at the prevailing benchmark rate (LIBOR and SOFR plus a CSA) plus a margin of 3.45% per annum, with purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel and a purchase obligation upon the expiration of each agreement. Additionally, we were required to deposit with the lessor 1% of the borrowing amount, or $1.0 million in aggregate.
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
In October 2023, we gave notice to exercise the purchase options on the vessels under this arrangement. The purchases closed in January 2024 (see Note 23). The carrying value of the lease obligations related to these vessels was classified as current on the consolidated balance sheet as of December 31, 2023.

The carrying values of the amounts due under the arrangement (net of the deposits of $1.0 million and including accrued purchase option fees of $1.2 million) were $77.6 million and $83.7 million as of December 31, 2023 and 2022, respectively, and we were in compliance with the financial covenants as of those dates.
2021 CMBFL Lease Financing
In March 2021, we received a commitment to sell and leaseback four Handymax vessels (STI Comandante, STI Brixton, STI Pimlico and STI Finchley) and one MR (STI Westminster) from CMB Financial Leasing Co. Ltd, or CMBFL (the "2021 CMBFL Lease Financing"). In March 2021, we closed on the sale and leaseback of the aforementioned Handymax vessels for aggregate proceeds of $58.8 million. In April 2021, we closed on the sale and leaseback of STI Westminster for aggregate proceeds of $20.25 million.
Each vessel is subject to a seven-year bareboat charter, bearing interest at the prevailing benchmark rate (LIBOR and SOFR plus a CSA) plus a margin of 3.25% per annum for the Handymax vessels and 3.20% per annum for the MR vessel. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the third anniversary date from the delivery date of the respective vessel, with a purchase option for each vessel upon the expiration of each agreement.
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
The amounts outstanding were $61.5 million and $68.0 million as of December 31, 2023 and 2022, respectively, and we were in compliance with the financial covenants as of those dates.
2021 TSFL Lease Financing
In March 2021, we closed on the sale and leaseback of three MR vessels (STI Black Hawk, STI Notting Hill and STI Pontiac) with Taiping & Sinopec Financial Leasing Co., Ltd. for aggregate proceeds of $57.7 million (the "2021 TSFL Lease Financing").
Each vessel was subject to a seven-year bareboat charter, bearing interest at the prevailing benchmark rate (LIBOR and SOFR plus a CSA) plus a margin of 3.20% per annum. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase option for each vessel upon the expiration of each agreement.
Our 2021 TSFL Lease Financing includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion.
•The fair market value of each vessel leased under the facility shall at all times be no less than 115% of the outstanding balance for such vessel.
In December 2023, we gave notice to exercise the purchase options on the vessels under this arrangement. The carrying value of the lease obligations related to these vessels was therefore classified as current on the consolidated balance sheet as of December 31, 2023.
The carrying values of the amounts due under the arrangement (including accrued purchase option fees of $0.9 million) were $46.5 million and $50.0 million as of December 31, 2023 and 2022, respectively, and we were in compliance with the financial covenants as of those dates.
2021 CSSC Lease Financing
In May 2021, we closed on the sale and leaseback of two LR2 vessels (STI Grace and STI Jermyn) with CSSC (Hong Kong) Shipping Company Limited (the "2021 CSSC Lease Financing") for aggregate proceeds of $57.4 million.

Each vessel was subject to a six-year bareboat charter, bearing interest at LIBOR plus a margin of 3.50% per annum, with purchase options beginning on the second anniversary date from the delivery date of the respective vessel and a purchase obligation for each vessel upon the expiration of each agreement.
In May 2023, we exercised the purchase options on the vessels under this arrangement, repaid the outstanding indebtedness of $46.9 million, and paid purchase option fees of $0.7 million as part of these transactions, thus terminating the leases.
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
Each vessel was subject to a seven-year bareboat charter, bearing interest at the prevailing benchmark rate (LIBOR and SOFR plus a CSA) plus a margin of 3.30% per annum, with purchase options beginning at the end of the second year and a purchase obligation for each vessel upon the expiration of each agreement.
In December 2023, we exercised the purchase options on the vessels under this arrangement, repaid the outstanding indebtedness of $120.5 million, and paid purchase option fees of $1.5 million as part of these transactions, thus terminating the leases.
2021 Ocean Yield Lease Financing
In December 2021, we closed on the sale and leaseback transactions for two LR2 product tankers (STI Gallantry and STI Guard) with Ocean Yield ASA (the “2021 Ocean Yield Lease Financing”). The borrowing amount under the agreements was $70.2 million in aggregate.
Under this lease financing arrangement, each vessel is subject to a ten-year bareboat charter-in agreement. The lease financings bear interest at the prevailing benchmark rate (LIBOR and SOFR plus a CSA) plus a margin per annum and are scheduled to be repaid in equal monthly principal installments of approximately $0.2 million per vessel. Each agreement contains purchase options to re-acquire each of the subject vessels on the fourth, fifth, and seventh anniversary dates from the effective date of each agreement, with a purchase obligation for each vessel upon the expiration of each agreement.
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
The amounts outstanding were $58.1 million and $63.9 million as of December 31, 2023 and 2022, respectively, and we were in compliance with the financial covenants as of those dates.
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
Each vessel is subject to a nine-year bareboat charter. The lease financings bear interest at the prevailing benchmark rate (LIBOR and SOFR plus a CSA) plus a margin of 3.50% per annum. The lease financings are scheduled to be repaid in equal aggregate quarterly repayments of approximately $2.3 million. Each agreement contains purchase options to re-acquire each of the subject vessels beginning on the second anniversary date from the delivery date of the respective vessel, with a purchase obligation upon the expiration of each agreement. Additionally, we were required to deposit with the lessor 1% of the borrowing amount, or $1.2 million in aggregate.
Our 2022 AVIC Lease Financing includes financial covenants that require us to maintain:
•Net debt to total capitalization shall not equal or exceed 70%.

•Net worth shall always exceed $650.0 million.
•The aggregate of the fair market value of the vessels provided as collateral under the lease financing shall at all times be no less than 110% of the then aggregate outstanding principal amount.
The carrying value of the amounts due under the arrangement (net of the deposits of $1.2 million) were $103.5 million and $112.6 million as of December 31, 2023 and 2022, respectively, and we were in compliance with the financial covenants as of those dates.
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
The carrying values of the Senior Notes Due 2025 (net of unamortized net discount on the Additional Notes issued at market price during 2021) were $70.5 million and $70.5 million as of December 31, 2023 and 2022, respectively, and we were in compliance with the financial covenants relating to the Senior Notes Due 2025 as of those dates.
Convertible Notes Due 2022
During the year ended December 31, 2018, we exchanged $203.5 million in aggregate principal amount of our 3.00% senior Convertible Notes due 2019 for $203.5 million in aggregate principal amount of newly issued unsecured Convertible Notes due 2022 bearing interest at 3.00%, or our "Convertible Notes Due 2022". The Convertible Notes Due 2022 matured on May 15, 2022, and the aggregate outstanding principal amount was repaid in cash upon maturity.

During the year ended December 31, 2021, we completed the exchange of approximately $81.5 million in aggregate principal amount of Convertible Notes Due 2022 for approximately $81.5 million in aggregate principal amount of new 3.00% Convertible Notes due 2025 (the "Convertible Notes Due 2025", which are described below) pursuant to separate, privately negotiated, agreements with certain holders of the Convertible Notes Due 2022, which we refer to as the 2021 Convertible Notes Exchanges.
We recorded an aggregate loss on the extinguishment of the Convertible Notes Due 2022 of $5.5 million as a result of the 2021 Convertible Notes Exchanges.
Convertible Notes Due 2025
The Convertible Notes Due 2025 were our senior, unsecured obligations bearing coupon interest at a rate of 3.00% per annum. In addition to the 2021 Convertible Notes Exchanges noted above, during the year ended December 31, 2021, we issued and sold $118.5 million in aggregate principal amount of Convertible Notes Due 2025 pursuant to separate, privately negotiated, agreements with certain investors in a private offering, which we refer to as the 2021 Convertible Notes Offerings. A portion of the 2021 Convertible Notes Offerings were issued at 102.25% of par, or $43.3 million, plus accrued interest.
We determined the initial carrying value of the liability component of the Convertible Notes Due 2025, to be $193.7 million. The residual value, attributable to the conversion feature, of $7.7 million, was recorded to Additional paid-in capital upon issuance. The difference between the fair value of the liability component and the face value of the Convertible Notes Due 2025 was accreted over the term of the Convertible Notes Due 2025 under the effective interest method and recorded as part of financial expenses.
Additionally, commencing in March 2021, principal accreted on the principal amount, compounded semi-annually, at a rate equal to approximately 5.5202% per annum, which principal amount, together with any accretions thereon, is the “Accreted Principal Amount”. The Accreted Principal Amount at maturity was expected to equal 125.3% of par, which together with the 3.00% coupon interest rate, compounds to a yield-to-maturity of approximately 8.25%.
During the year ended December 31, 2022, we repurchased an aggregate $12.3 million face value of our Convertible Notes Due 2025 in the open market for $14.3 million. The consideration paid included the Accreted Principal Amount.
As a result of these transactions, we reduced the liability and equity (the value of the conversion feature) components of the Convertible Notes Due 2025 by $14.8 million and recorded a gain of $0.5 million.
In November 2022, we sent a notice of redemption to all holders of the Convertible Notes Due 2025 pursuant to Section 16.01 of the indenture dated March 25, 2021.
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

13.     Segment reporting

Information about our reportable segments for the years ended December 31, 2023, 2022 and 2021 is as follows:

For the year ended December 31, 2023

In thousands of U.S. dollars	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$154,586	$530,736	$655,900	$1,341,222	$—	$1,341,222
Vessel operating costs	(37,940)	(114,595)	(163,047)	(315,582)	—	(315,582)
Voyage expenses	(3,712)	(5,536)	(3,995)	(13,243)	—	(13,243)
Depreciation - owned or sale and leaseback vessels	(20,654)	(76,383)	(81,222)	(178,259)	—	(178,259)
Depreciation - right of use assets	—	(4,910)	(19,334)	(24,244)	—	(24,244)
General and administrative expenses	(1,432)	(3,876)	(4,748)	(10,056)	(96,199)	(106,255)
Write-off of deposits on scrubbers	—	—	(10,508)	(10,508)	—	(10,508)
Gain on sale of vessels	—	—	12,019	12,019	—	12,019
Financial expenses	—	—	—	—	(183,231)	(183,231)
Financial income	—	—	617	617	18,495	19,112
Other income, net	—	—	—	—	5,867	5,867
Segment income or loss	$90,848	$325,436	$385,682	$801,966	$(255,068)	$546,898

For the year ended December 31, 2022

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$11,196	$243,951	$570,668	$737,058	$1,562,873	$—	$1,562,873
Vessel operating costs	(9,076)	(36,507)	(112,407)	(165,735)	(323,725)	—	(323,725)
Voyage expenses	—	(44,996)	(26,641)	(21,061)	(92,698)	—	(92,698)
Depreciation - owned or sale and leaseback vessels	(1,593)	(20,874)	(75,360)	(70,181)	(168,008)	—	(168,008)
Depreciation - right of use assets	—	—	(8,297)	(30,530)	(38,827)	—	(38,827)
General and administrative expenses	(335)	(1,367)	(4,134)	(6,230)	(12,066)	(76,065)	(88,131)
Reversal of previously recorded impairment	—	—	—	12,708	12,708	—	12,708
Net loss on sale of vessels	(44,701)	—	(12,446)	(9,339)	(66,486)	—	(66,486)
Financial expenses	—	—	—	—	—	(169,795)	(169,795)
Gain on repurchase of convertible notes	—	—	—	—	—	481	481
Financial income	20	—	—	637	657	6,227	6,884
Other income, net	1,577	—	—	—	1,577	398	1,975
Segment income or loss	$(42,912)	$140,207	$331,383	$447,327	$876,005	$(238,754)	$637,251

For the year ended December 31, 2021

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$47,053	$50,143	$180,912	$262,678	540,786	$—	$540,786
Vessel operating costs	(29,883)	(38,157)	(105,714)	(161,086)	(334,840)	—	(334,840)
Voyage expenses	24	(477)	(246)	(2,756)	(3,455)	—	(3,455)
Depreciation - owned or sale and leaseback vessels	(20,970)	(21,120)	(81,062)	(74,315)	(197,467)	—	(197,467)
Depreciation - right of use assets	—	(1,773)	(8,503)	(32,510)	(42,786)	—	(42,786)
General and administrative expenses	(1,158)	(1,464)	(4,050)	(6,148)	(12,820)	(39,926)	(52,746)
Financial expenses	—	—	—	—	—	(144,104)	(144,104)
Loss on exchange of convertible notes	—	—	—	—	—	(5,504)	(5,504)
Financial income	2	—	(5)	602	599	3,024	3,623
Other income and (expenses), net	—	—	—	—	—	2,058	2,058
Segment income or loss	$(4,932)	$(12,848)	$(18,668)	$(13,535)	$(49,983)	$(184,452)	$(234,435)

Revenue from customers representing greater than 10% of total revenue during the years ended December 31, 2023, 2022 and 2021, within their respective segments was as follows:

In thousands of U.S. dollars		For the year ended December 31,
Segment	Customer	2023	2022	2021
MR	Scorpio MR Pool Limited (1)	$605,442	$639,743	$256,874
LR2	Scorpio LR2 Pool Limited (1)	405,244	456,002	180,912
Handymax	Scorpio Handymax Tanker Pool Limited (1)	135,481	79,636	50,143
		$1,146,167	$1,175,381	$487,929

(1)These customers are related parties as described in Note 15.

14.     Common shares
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 500,000 common shares for issuance under the 2013 Equity Incentive Plan which was increased by an aggregate of 5,824,646 common shares through December 31, 2020 and subsequently amended as follows:
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
•In March 2023, we reserved an additional 1,785,500 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
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
Our Board of Directors may amend or terminate the 2013 Equity Incentive Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the 2013 Equity Incentive Plan was scheduled to expire ten years from the date the plan was initially adopted. In April 2023, our Board of Directors extended the term of 2013 Equity Incentive Plan to April 2033.
The following paragraphs summarize our grants of restricted stock during the years ended December 31, 2023, 2022, and 2021. The vesting periods of these grants are determined by the plan administrator and generally range from one to five years. Additionally, vesting of these grants is generally subject to a grantee's continued employment with the Company through the vesting date unless the grantee is terminated without cause or due to the grantee's death or disability.
In April 2021, we issued 276,369 shares of restricted stock to certain of our employees for no cash consideration. The share price on the issuance date was $18.38 per share. The vesting schedule for these restricted shares is (i) one-third of the shares vested on March 1, 2024, (ii) one-third of the shares vest on March 3, 2025, and (iii) one-third of the shares vest on March 2, 2026.
In April and May 2022, we issued an aggregate of 1,047,997 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuances dates was $21.33 and $26.11 per share, respectively. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vest on September 3, 2024, (ii) one-third of the shares vest on September 2, 2025, and (iii) one-third of the shares vest on September 1, 2026. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vested on December 1, 2022, (ii) one-third of the shares vested on December 1, 2023, and (iii) one-third of the shares vest on December 1, 2024.

In March and April 2023, we issued an aggregate of 1,817,750 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuance dates was $55.57 and $55.89 per share, respectively. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vest on September 2, 2025, (ii) one-third of the shares vest on September 1, 2026, and (iii) one-third of the shares vest on September 1, 2027. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vest on April 1, 2024 (ii) one-third of the shares vest on December 2, 2024, and (iii) one-third of the shares vest on December 2, 2025.
There were 15,513 shares eligible for issuance under the 2013 Equity Incentive Plan as of December 31, 2023.
The following is a summary of activity for awards of restricted stock during the years ended December 31, 2023 and 2022:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2021	2,997,992	$23.27
Granted	1,047,997	21.39
Vested	(1,337,500)	25.11
Forfeited	(2,500)	16.66
Outstanding and non-vested, December 31, 2022	2,705,989	$21.63
Granted	1,817,750	55.61
Vested	(1,280,179)	27.11
Forfeited	(12,500)	24.27
Outstanding and non-vested, December 31, 2023	3,231,060	$38.57
Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.
Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the year ending December 31, 2024	34,275	1,455	35,730
For the year ending December 31, 2025	26,228	382	26,610
For the year ending December 31, 2026	13,252	—	13,252
For the year ending December 31, 2027	4,399	—	4,399
	$78,154	$1,837	$79,991

 Dividend Payments
The following dividends were paid during the years ended December 31, 2023, 2022, and 2021.

Dividends	Date
per share	Paid
$0.10	March 15, 2021
$0.10	June 15, 2021
$0.10	September 29, 2021
$0.10	December 15, 2021
$0.10	March 15, 2022
$0.10	June 15, 2022
$0.10	September 15, 2022
$0.10	December 15, 2022
$0.20	March 31, 2023
$0.25	June 30, 2023
$0.25	September 15, 2023
$0.35	December 15, 2023

Convertible Notes Due 2025
In December 2022, all of the holders of the Convertible Notes Due 2025 converted their notes into an aggregate 5,757,698 of our common shares, as described in Note 12.
2020 $250 Million Securities Repurchase Program
In May and July 2022, we repurchased $10.8 million and $1.5 million, respectively, in aggregate principal amount of our Convertible Notes Due 2025 in the open market for $12.6 million and $1.7 million. Additionally, from January 2022 through October 2022, we repurchased an aggregate of 3,120,341 of our common shares at an average price of $38.66 per share. These repurchases include the repurchase of 1,293,661 of our common shares from Eneti Inc., a former related party, for $38.65 per share and 1,826,680 common shares in the open market for an average price of $38.66 per share. These shares were purchased under the 2020 $250 Million Securities Repurchase Program.
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
2023 Securities Repurchase Program
On February 15, 2023, our Board of Directors authorized a new securities repurchase program to purchase up to an aggregate of $250 million of securities which, in addition to our common shares, consisted of our Senior Notes Due 2025 (NYSE: SBBA) at the date of authorization. The 2023 Securities Repurchase Program went into effect for trades initiated on or after February 16, 2023, thus, terminating the 2022 $250 Million Securities Repurchase Program.
From February 16, 2023 through April 30, 2023, we repurchased an aggregate of 1,723,465 of our common shares in the open market at an average price of $54.37 per share under the 2023 $250 Million Securities Repurchase Program.
On May 1, 2023, our Board of Directors authorized to replenish the 2023 Securities Repurchase Program up to an aggregate of $250 million of the Company’s securities, which went into effect for trades initiated on or after May 1, 2023.
From May 1, 2023 through May 31, 2023, we repurchased an aggregate of 3,699,336 of our common shares in the open market at an average price of $47.54 per share under the 2023 Securities Repurchase Program.

On May 31, 2023, the Board of Directors authorized to replenish the 2023 Securities Repurchase Program up to an aggregate of $250 million of the Company’s securities, which went into effect for trades initiated on or after June 1, 2023.
From June 1, 2023 through November 9, 2023, we repurchased an aggregate of 2,646,219 of our common shares in the open market at an average price of $47.25 per share under the 2023 Securities Repurchase Program.
On November 9, 2023, the Board of Directors authorized to replenish the 2023 Securities Repurchase Program up to an aggregate of $250 million of the Company’s securities.
We had $250 million remaining under our 2023 Securities Repurchase Program as of December 31, 2023. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
Shares outstanding
We currently have 175,000,000 registered shares authorized of which 150,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 are designated as preferred shares with a par value of $0.01.
As of December 31, 2023, we had 53,107,765 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.
There were 21,389,520 and 11,429,197 common shares held in treasury at December 31, 2023 and 2022, respectively.
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
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the consolidated statements of operations and balance sheets are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2023	2022	2021
Pool revenue(1)
Scorpio MR Pool Limited	$605,442	$639,743	$256,874
Scorpio LR2 Pool Limited	405,244	456,002	180,912
Scorpio Handymax Tanker Pool Limited	135,481	79,636	50,143
Mercury Pool Limited	9,077	—	—
Scorpio LR1 Pool Limited	—	11,196	47,053
Voyage revenue(2)	—	5,657	—
Time charter-out revenue (3)	21,555	2,358	—
Voyage expenses(4)	(4,495)	(9,194)	(1,461)
Vessel operating costs(5)	(33,061)	(33,084)	(35,427)
Administrative expenses(6)	(15,450)	(13,175)	(13,557)

Purchases of bunkers(7)	(4,784)	(45,957)	(2,561)

(1)These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related parties. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to LR1 vessels, $250 per vessel per day with respect to LR2 vessels, and $325 per vessel per day with respect to both Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture. These were the same fees that SCM charges other vessels in these pools, including third party vessels.

(2)These transactions relate to revenue earned in the spot market on voyages chartered through a chartering subsidiary of SSH, a related party, to the end customer.
(3)These transactions relate to revenue earned for certain vessels on time charter, which have been time chartered-out through a chartering subsidiary of SSH, a related party, to the end customer.
(4)Related party expenditures included within voyage expenses in the consolidated statements of operations consist of the following:
•Expenses due to SCM, a related party, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1 and LR2 vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture for LR1, LR2, Handymax and MR vessels.
•Voyage expenses also consist of $0.5 million, $2.4 million and $19,175 charged by related party port agents during the years ended December 31, 2023, 2022 and 2021, respectively. SSH has a majority equity interest in port agents that provide supply and logistical services for vessels operating in their regions.
(5)Related party expenditures included within vessel operating costs in the consolidated statements of operations consist of the following:
•Technical management fees of $28.3 million, $29.8 million, and $32.7 million charged by SSM, a related party, during the years ended December 31, 2023, 2022 and 2021, respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $136.3 million, $141.2 million, and $152.0 million during the years ended December 31, 2023, 2022, and 2021, respectively. SSM's annual technical management fee is a fixed fee of $175,000 per vessel plus certain itemized expenses pursuant to the technical management agreement.
•Vessel operating expenses of $4.8 million, $3.3 million, and $2.7 million charged by a related party port agent during the years ended December 31, 2023, 2022 and 2021, respectively.
(6)We have an Amended Administrative Services Agreement with SSH, a related party, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH also administers the payroll for certain of our employees. The services provided to us by SSH may be sub-contracted to other entities within Scorpio. The expenses incurred under this agreement were recorded in general and administrative expenses in the consolidated statement of operations and were as follows:
•The expense for the year ended December 31, 2023 of $15.5 million included (i) administrative fees of $10.5 million charged by SSH, (ii) restricted stock amortization of $5.0 million, which relates to 695,400 shares of restricted stock that was issued in the current or in prior years to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $25,145 to SSH and $26,653 to SCM.
•The expense for the year ended December 31, 2022 of $13.2 million included (i) administrative fees of $11.0 million charged by SSH, (ii) restricted stock amortization of $2.0 million, which relates to 493,300 shares of restricted stock that was issued in the current or in prior years to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $81,762 to SSH and $36,869 to SCM.
•The expense for the year ended December 31, 2021 of $13.6 million included (i) administrative fees of $12.2 million charged by SSH, (ii) restricted stock amortization of $1.3 million, which relates to the issuance of 315,950 shares of restricted stock that was issued in the current or in prior years to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $51,962 to SSH and $14,726 to SCM.
(7)These amounts represent bunkers purchased from a related party which, for vessels operating in the spot market, are initially recorded as part of inventory on the balance sheet prior to being consumed.

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2023	2022
Assets:
Prepaid expenses and accounts receivable (due from the Scorpio Pools) (1)	$201,340	$236,389
Prepaid expenses (SSM) (2)	5,522	5,450
Prepaid expenses (SCM)	28	84
Prepaid expenses and accounts receivable (SSH)	10	4,976
Prepaid expenses (related party port agent)	2	98
Other assets (pool working capital contributions) (3)	51,411	53,161
Liabilities:
Accounts payable and accrued expenses (SSM)	2,468	823
Accounts payable and accrued expenses (related party port agent)	1,368	955
Accounts payable (owed to the Scorpio Pools)(4)	626	10,090
Accounts payable and accrued expenses (SCM)	316	540
Accounts payable and accrued expenses (SSH)	284	287
Accounts payable and accrued expenses (related party bunker supplier)	95	2,380

(1)Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:
•For vessels in the Scorpio LR2 Pool, Scorpio LR1 Pool, Scorpio MR Pool, Scorpio Handymax Tanker Pool and Mercury Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or lease financed vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets.
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
(4)    Accounts payable and accrued expenses owed to the Scorpio Pools relate to expenses incurred by the Scorpio Pools on behalf of certain of our vessels.
Other transactions
In August 2021, we acquired a minority interest in a portfolio of nine product tankers, which at the time consisted of five dual-fuel MR methanol tankers (built between 2016 and 2021) along with four ice class 1A LR1 product tankers (two of which were sold during the fourth quarter of 2021). Two of the LR1 tankers that are part of this joint venture are commercially and technically managed by SCM and SSM, respectively.
Pursuant to the Revised Master Agreement with SCM and SSM, in the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of commercial and technical management fees would be due and payable upon the sales of these vessels.
During the year ended December 31, 2023, we sold two MR product tankers, STI Amber and STI Ville. Termination fees of $0.2 million and $0.1 million were paid to SCM and SSM, respectively, during the year ended December 31, 2023. Additionally, $0.1 million and $0.1 million to SCM and SSM, respectively, remained accrued (and have been recorded within Accrued Expenses) as of December 31, 2023.

During the year ended December 31, 2022, we sold 18 vessels, consisting of three LR2s, 12 LR1s and three MRs. Termination fees of $2.5 million and $1.4 million were paid to SCM and SSM respectively, during the year ended December 31, 2022 as a result of these sales.
SSH also owns a non-controlling 7.5% interest in the buyer of one of the MR product tankers that was sold during the year ended December 31, 2022. SSH also has an interest in the entity that bareboat chartered-in one of the MR product tankers that we sold during the year ended December 31, 2022. During the year ended December 31, 2022, we received proceeds from an insurance claim of $1.7 million for certain repairs that this vessel required but were not yet undertaken at the time of the sale. As part of the sale of this vessel, we forwarded these funds to SSH in August 2022.
In August 2022, we repurchased 1,293,661 of our common shares from Eneti Inc., a former related party, for $38.65 per share.
 Key management remuneration
The table below shows key management remuneration for the years ended December 31, 2023, 2022, and 2021:

	For the year ended December 31,
In thousands of U.S. dollars	2023	2022	2021
Short-term employee benefits	$27,972	$32,663	$5,488
Share-based compensation (1)	31,702	13,777	17,476
Total	$59,674	$46,440	$22,964

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

16.     Vessel revenue
During the years ended December 31, 2023 and 2022, we had 15 and 14 vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater), respectively. There were no vessels that earned revenue through long-term time-charter contracts during the year ended December 31, 2021. The remaining vessels earned revenue from the Scorpio Pools or in the spot market. The following table sets forth our revenue, by employment type, for these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2023	2022	2021
Pool revenue	$1,155,244	$1,186,577	$534,982
Voyage revenue (spot market)	32,718	328,087	5,804
Time charter revenue	153,260	48,209	—
	$1,341,222	$1,562,873	$540,786
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
The following table summarizes the lease and non-lease components of revenue from time charter-out and pool revenue during the years ended December 31, 2023, 2022 and 2021. These figures are not readily quantifiable as the Company's contracts (with the Scorpio pools or under time charter-out arrangements) do not separate these components. We do not view pool and time charter-out revenue as two separate streams of revenue. Nevertheless, we have estimated these amounts by reference to (i) third party, published time charter rates for the lease component, and (ii) an approximation of the fair market value of vessel operating expenses for the non-lease component.

	For the year ended December 31,
In thousands of U.S. dollars	2023	2022	2021
Lease component of revenue from time charter-out and pool revenue	$999,273	$879,168	$280,633
Non-lease component of revenue from time charter-out and pool revenue	309,231	355,618	254,349
	$1,308,504	$1,234,786	$534,982
During the year ended December 31, 2023, we entered into a time charter-out agreement on an LR2 product tanker, which commenced in April 2023. During the year ended December 31, 2022, we entered into time charter-out agreements on 14 vessels. The terms of the agreements, including the dates of commencement are summarized as follows:

Vessel	Vessel class	Term	Rate ($/day)		Commencement date
STI Gratitude	LR2	Three years	$28,000	(1)	May-22
STI Guard	LR2	Five years	$28,000	(2)	July-22
STI Gladiator	LR2	Three years	$28,000	(3)	July-22
STI Guide	LR2	Three years	$28,000	(3)	July-22
STI Marshall	MR	Three years	$23,000	(4)	July-22
STI Magnetic	MR	Three years	$23,000	(5)	July-22
STI Miracle	MR	Three years	$21,000	(6)	August-22
STI Memphis	MR	Three years	$21,000	(7)	June-22
STI Connaught	LR2	Three years	$30,000	(8)	August-22
STI Lombard	LR2	Three years	$32,750	(9)	September-22
STI Gauntlet	LR2	Three years	$32,750		November-22
STI Duchessa	MR	Three years	$25,000		October-22
STI Lavender	LR2	Three years	$35,000		December-22
STI Grace	LR2	Three years	$37,500	(10)	December-22
STI Jermyn	LR2	Three years	$40,000	(11)	April-23
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
(8)    In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $32,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $34,000 per day.
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
(11)    This vessel commenced a time charter in April 2023 for three years at an average rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.

IFRS 15 Revenue from Contracts with Customers
For our vessels operating in the spot market, we recognize revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. We also consider short-term time charters (with initial terms of less than one year) as spot market voyages. These voyages are accounted for under IFRS 16 – Leases (given the contractual nature of the agreements), but are disclosed as spot market voyages in the table above given their short-term nature, and greater exposure to spot market volatility.
We had a decreased number of vessels trading in the spot market during the year ended December 31, 2023 as compared to the year ended December 31, 2022. The number of vessels operating in the spot market during the year ended December 31, 2022 was a result of changes in trading patterns brought on by the conflict in Ukraine starting in March 2022. Under spot market voyage charters, we pay voyage expenses, and therefore this decrease in spot market revenue during the year ended December 31, 2023 also resulted in a decrease in voyage expenses.
Voyage expenses for the year ended December 31, 2023 consisted of bunker consumption of $4.1 million, port and agency expenses of $2.0 million, voyage related insurance of $1.2 million, and other voyage related expenses (including commissions) of $5.9 million. Voyage expenses for the year ended December 31, 2022 consisted of bunker consumption of $50.2 million, port and agency expenses of $23.2 million, voyage related insurance of $7.7 million, and other voyage related expenses (including commissions) of $11.6 million.
17.     Crewing costs
The following table sets forth the components of our crew expenses, including crew benefits, during the years ended December 31, 2023, 2022 and 2021, respectively.

	For the year ended December 31,
In thousands of U.S. dollars	2023	2022	2021
Short term crew benefits (i.e. wages, victualing, insurance)	150,194	155,782	171,546
Other crewing related costs	24,633	24,743	26,311
	$174,827	$180,525	$197,857
There are no material post-employment benefits for our crew.

18.     General and administrative expenses
General and administrative expenses primarily represent employee benefit expenses, professional fees and administrative fees payable to SSH under our administrative services agreement (as described in Note 15).
Employee benefit expenses (excluding crew) consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2023	2022	2021
Short term employee benefits	$36,768	$46,678	$10,841
Share based compensation (see Note 14)	47,340	20,397	22,931
	$84,108	$67,075	$33,772
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.

19.     Financial expenses
The following table sets forth the components of our financial expenses for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
In thousands of U.S. dollars	2023	2022	2021
Interest expense on debt, net of capitalized interest (1)	$158,286	$137,123	$115,983
Accretion of convertible notes (as described in Note 12)	—	12,718	13,265
Amortization of deferred financing fees	7,292	6,385	7,570
Loss on extinguishment of debt and write-off of deferred financing fees (2)	16,525	11,463	3,604
Accretion of premiums and discounts on debt (3)	1,128	2,106	3,682
Total financial expenses	$183,231	$169,795	$144,104
 (1) The increase in interest expense, net of capitalized interest during the year ended December 31, 2023 is primarily attributable to an increase in the benchmark interest rates (both LIBOR and SOFR) as compared to the year ended December 31, 2022. During the year ended December 31, 2023, benchmark interest rates continued to increase as central banks around the world introduced measures to combat inflation. The increases in benchmark rates were partially offset by the overall reduction in our indebtedness arising from (i) the sales of 20 vessels during the years ended December 31, 2023 and 2022 (and repayments of the related debt or lease financing obligations), (ii) the unscheduled debt and lease repayments on 58 and 23 vessels during the year ended December 31, 2023 and 2022, respectively, as discussed in Note 12, (iii) the maturity of the Convertible Notes Due 2022 in May 2022, and (iv) the conversion of the Convertible Notes Due 2025 in December 2022. These reductions were partially offset by new borrowings as discussed in Note 12. The combination resulted in higher interest expense for the year ended December 31, 2023 compared to December 31, 2022 despite the reduction in the average carrying value of our debt to $1.92 billion from $2.69 billion, respectively.
The increase in interest expense, net of capitalized interest during the year ended December 31, 2022 is primarily attributable to higher average LIBOR rates compared to the year ended December 31, 2021. As a result of the easing of COVID-19 restrictions, the related economic recovery and corresponding inflationary pressures, LIBOR rates increased significantly throughout 2022. The increases in LIBOR rates were partially offset by the overall reductions in our indebtedness arising from (i) the sales of 18 vessels during the year ended December 31, 2022 (and repayments of the related debt or lease financing obligations), (ii) the unscheduled debt and lease repayments on 23 vessels, (iii) the maturity of the Convertible Notes Due 2022 in May 2022, and (iv) the conversion of the Convertible Notes Due 2025 in December 2022. The combination resulted in higher interest expense for the year ended December 31, 2022 compared to December 31, 2021 despite the decrease in the average carrying value of our debt to $2.69 billion during the year ended December 31, 2022 as compared to $3.14 billion for the year ended December 31, 2021.
Interest payable during those periods was offset by interest capitalized of $0.2 million and $0.2 million, during the years ended December 31, 2022 and 2021 respectively. There was a nominal amount of capitalized interest during the year ended December 31, 2023.
(2)     The loss on extinguishment of debt and write-off of deferred financing fees during the year ended December 31, 2023 include (i) $10.2 million in costs related to the extinguishment of debt, (ii) $4.3 million of write-offs of deferred financing fees related to the unscheduled debt and lease repayments during the year, (iii) $2.7 million relating to write-offs of the discounts related to the unscheduled debt and lease repayments during the year, (iv) $0.8 million of accelerated effective interest on right of use liabilities related to unscheduled lease payments during the year, offset by (v) a gain of $1.5 million related to the adjustment of the carrying values of certain sale and leaseback arrangements related to the notifications to exercise purchase options.
The loss on extinguishment of debt and write-off of deferred financing fees during the year ended December 31, 2022 include (i) $6.6 million of write-offs of deferred financing fees related to the repayments of debt for the 18 vessels sold during the year along with the notifications to exercise purchase options on certain lease financed vessels during the year, (ii) $4.9 million in costs related to the extinguishment of debt, (iii) $0.9 million of write-offs of the discounts related to the payment of indebtedness on certain vessels sold and to the notifications to exercise purchase options on certain vessels, offset by (iv) a gain of $0.9 million related to the adjustment of the carrying values of certain sale and leaseback arrangements related to the notifications to exercise purchase options.
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

20.     Tax
Scorpio Tankers Inc. and its vessel-owning or leasing subsidiaries are incorporated in either the Republic of the Marshall Islands or in Singapore. We are not subject to Marshall Islands’ income tax in accordance with the income tax laws of the Marshall Islands, and we are eligible for tax exemptions in accordance with the income tax laws of Singapore. Based upon review of applicable laws and regulations, and after consultation with counsel, we do not believe we are subject to material income taxes in any jurisdiction, including the United States of America. Therefore, we did not have any income tax charges, benefits, or balances as of or for the periods ended December 31, 2023, 2022 and 2021.
On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. Various countries have either adopted implementing legislation or are in the process of drafting such legislation. Any new tax law in a jurisdiction where we conduct business or pay tax could have a negative effect on our company. Singapore is the only jurisdiction in which we have a presence that has announced its intention to adopt components of the Pillar Two tax rules into legislation for financial years commencing on or after January 1, 2025, namely the Income Inclusion Rule (IIR) and the Domestic Top-up Tax (DTT). We do not expect that the adoption of this legislation will subject us to material income taxes in this or any other jurisdiction in which we operate.

21.     Earnings / (loss) per share
The calculation of both basic and diluted loss per share is based on net loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
In thousands of U.S. dollars except for share data	2023	2022	2021
Net income / (loss) attributable to equity holders of the parent - basic	$546,898	$637,251	$(234,434)
Convertible notes interest expense, accretion, and deferred financing amortization	—	19,584	—
Net income / (loss) attributable to equity holders of the parent - diluted	$546,898	$656,835	$(234,434)

Basic weighted average number of shares	52,369,269	55,455,277	54,718,709
Effect of dilutive potential basic shares:
Restricted stock	2,158,478	2,610,544	—
Convertible notes	—	5,445,455	—
	2,158,478	8,055,999	—
Diluted weighted average number of shares	54,527,747	63,511,276	54,718,709

Earnings / (Loss) Per Share:
Basic	$10.44	$11.49	$(4.28)
Diluted	$10.03	$10.34	$(4.28)
During the year ended December 31, 2023, potentially dilutive shares relating to unvested restricted stock were included in the computation of diluted earnings per share because their effect was dilutive. The inclusion of potentially dilutive shares of unvested restricted stock reflects the dilutive impact of 3,231,060 unvested shares of restricted stock.
During the year ended December 31, 2022, potentially dilutive shares relating to unvested restricted stock and our Convertible Notes Due 2022 and Convertible Notes Due 2025 were included in the computation of diluted earnings per share because their effect was dilutive. The inclusion of potentially dilutive shares of unvested restricted stock reflects the dilutive impact of 2,705,989 unvested shares of restricted stock. The inclusion of potentially dilutive shares relating to our Convertible Notes Due 2022 and Convertible Notes Due 2025 represents the potentially dilutive shares arising from these instruments for an aggregate of 7,661,365 shares. The Convertible Notes Due 2022 matured in May 2022 and were repaid in cash upon maturity. Accordingly, the potentially dilutive impact of this instrument is included in the weighted average number of shares for a portion of the period, through the maturity date. In December 2022, all of the holders of the Company's Convertible Notes Due 2025 converted their notes into an aggregate of 5,757,698 common shares of the Company. Accordingly, the potentially dilutive impact of this instrument was included in the weighted average number of shares for a portion of the period, through the conversion date.
During the year ended December 31, 2021, we incurred a net loss and as a result, potentially dilutive shares relating to unvested shares of restricted stock and our Convertible Notes Due 2022 and Convertible Notes Due 2025 were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive. Accordingly, interest expense, deferred financing amortization, and the potentially dilutive securities relating to the conversion of the Convertible Notes Due 2022 and Convertible Notes Due 2025 (representing 7,324,132 shares of common stock for the year ended December 31, 2021) along with the potentially dilutive impact of 2,997,992 unvested shares of restricted stock were excluded from the computation of diluted loss per share for the year ended December 31, 2021.

22.     Financial instruments - financial and other risks
Funding and capital risk management
We manage our funding and capital resources to ensure our ability to continue as a going concern while maximizing the return to the shareholder through optimization of the balance between debt and equity.
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
The fair values and carrying values of our financial instruments at December 31, 2023 and 2022, respectively, are shown in the table below.
Categories of Financial Instruments

	As of December 31, 2023		As of December 31, 2022
In thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$355,551	$355,551	$376,870	$376,870
Accounts receivable (2)	203,500	203,500	276,700	276,700
Working capital contributions to Scorpio Pools (3)	51,411	51,411	53,161	53,161
Seller's credit on sale leaseback vessels (4)	—	—	11,430	11,430

Financial liabilities
Accounts payable (5)	$10,004	$10,004	$28,748	$28,748
Accrued expenses and other current liabilities (5)	72,678	72,678	91,508	91,508
Secured bank loans (6)	1,090,741	1,090,741	226,896	226,896
Sale and leaseback liability (7)	428,124	428,137	1,139,877	1,140,614
IFRS 16 - lease liability (8)	—	—	495,234	495,875
Unsecured Senior Notes Due 2025 (9)	70,260	70,571	69,639	70,571
(1)     Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.
(2)     We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.
(3)    Non-current working capital contributions to the Scorpio Pools are repaid, without interest, upon a vessel’s exit from the pool. For all owned vessels, excluding those under long-term time charters, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets. We consider that their carrying values approximate fair value given that the amounts due are contractually fixed based on the terms of each pool agreement.
(4)    The seller's credit on lease financed vessels as of December 31, 2022 represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 6. These deposits were recorded as financial assets measured at amortized cost at the commencement date of the leases.  The present value was calculated based on the interest rate implied in the lease, and the carrying value was being accreted over the life of the lease using the effective interest method, through interest income, until the end of the lease. We considered that its carrying value approximates fair value given that its value is contractually fixed based on the terms of each lease. These deposits were applied to the purchase price of the vessels when the purchase options were exercised in December 2023.
(5)    We consider that the carrying amounts of accounts payable and accrued expenses approximate the fair value due to the relative short maturity of these instruments.

(6)     The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $24.6 million and $2.8 million of unamortized deferred financing fees as of December 31, 2023 and 2022, respectively.
(7)    The carrying value of our obligations due under sale and leaseback arrangements are measured at amortized cost using the effective interest method. With the exception of our fixed rate sale and leaseback arrangements (as denoted in Note 12), we consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. The fair value of leases with fixed payments are measured at the net discounted value of the remaining minimum lease payments using our incremental borrowing rate at December 31, 2023. Accordingly, we consider their fair value to be a Level 2 measurement. The amounts in the table above are shown net of $3.2 million and $8.2 million of unamortized deferred financing fees as of December 31, 2023 and 2022, respectively.
(8)    The carrying value of our lease obligations that were accounted for under IFRS 16 are measured at the present value of the minimum lease payments under each contract. These leases were mainly comprised of the leases acquired as part of the Trafigura Transaction. We considered that their carrying value approximated fair value because the interest rates on these leases change with, or approximate, market interest rates and the credit risk of the Company has remained stable. The fair value of leases with fixed payments were measured at the net discounted value of the remaining minimum lease payments using our incremental borrowing rate at December 31, 2022. Accordingly, we considered their fair value to be a Level 2 measurement. During the year ended December 31, 2023, we exercised the purchase options for all vessels under lease arrangements and had no further commitments as of December 31, 2023.
(9)    The carrying value of our Senior Notes Due 2025 is measured at amortized cost using the effective interest method. The carrying value of our Senior Notes Due 2025 shown in the table above is their face value. The Senior Notes due 2025 are shown net of $1.1 million of deferred financing fees and $0.1 million of unamortized discount on our consolidated balance sheet as of December 31, 2023. The Senior Notes Due 2025 are shown net of $1.7 million of deferred financing fees and $0.1 million of unamortized discount on our consolidated balance sheet as of December 31, 2022. Our Senior Notes Due 2025 are quoted on the NYSE under the symbol 'SBBA'. We consider their fair value to be a Level 1 measurement due to their quotation on an active exchange.
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
Spot market rate risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes operating in the spot market or in the Scorpio Pools would have increased or decreased our operating income by $35.3 million, $40.3 million and $46.9 million for the years ended December 31, 2023, 2022, and 2021, respectively.
Interest rate risk
The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2023 would have decreased/increased by $18.0 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities, lease financing arrangements and leases being accounted for under IFRS 16 as described in Notes 6 and 12.
If interest rates had been 1% higher/lower and all other variables were held constant, our net loss for the year ended December 31, 2022 would have decreased/increased by $22.8 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities, lease financing arrangements and leases being accounted for under IFRS 16 as described in Notes 6 and 12.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2021 would have decreased/increased by $26.5 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities, lease financing arrangements and leases being accounted for under IFRS 16 that were in place during that year.
Interest in most of our financing agreements has historically been based on published rates for LIBOR. The ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, ceased the publication of all U.S. Dollar LIBOR tenors on June 30, 2023.
In response to the anticipated discontinuation of LIBOR, the Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.”
Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates, and SOFR over time may bear little or no relation to the historical indicative data. Additionally, since LIBOR represented an unsecured lending rate while SOFR represents a secured lending rate, lenders may include a credit spread adjustment on SOFR to compensate for the difference in risk. The possible volatility of and uncertainty around SOFR as a LIBOR replacement rate and the applicable credit spread adjustment could result in higher borrowing costs for us, which may adversely affect our liquidity, financial condition, and results of operations.
During the year ended December 31, 2023, we transitioned our existing loan and lease financing agreements from U.S. Dollar LIBOR to SOFR plus a credit spread adjustment which varied from zero basis points to 26.161 basis points depending on the financing arrangement.
Credit risk
Credit risk is the potential exposure of loss in the event of non-performance by customers and derivative instrument counterparties.
We only place cash deposits with major banks covered with strong and acceptable credit ratings.
Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial manager. We did not experience any material credit losses on our accounts receivables portfolio in the years ended December 31, 2023, 2022, and 2021.
The carrying amount of financial assets recognized on our consolidated financial statements represents the maximum exposure to credit risk without taking into account the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2023, 2022, and 2021.
We monitor exposure to credit risk and believe that there is no substantial credit risk arising from counterparties.
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
Financing risks
During 2024 through the date of authorization of these financial statements, and in addition to our regularly scheduled debt and lease repayments, we have committed to the following:
•The early repayment of debt on three 2014 built Handymax product tankers (STI Acton, STI Camden and STI Clapham) under our Prudential Credit Facility. These repayments were made in January 2024 resulting in a debt reduction of $33.7 million.
•The exercise of the purchase options on two MR product tankers (STI Jardins and STI San Telmo) under our 2020 SPDBFL Lease Financing. These purchases closed in January 2024 resulting in a debt reduction of $38.3 million, which excludes deposits held by the lessor of $1.4 million and purchase option fees of $0.8 million.
•The exercise of the purchase options on three MR product tankers (STI Soho, STI Osceola and STI Memphis) and one LR2 product tanker (STI Lombard) under the 2021 AVIC Lease Financing. These purchases closed in January 2024 resulting in a debt reduction of $77.4 million, which excludes deposits held by the lessor of $1.0 million and purchase option fees of $1.2 million.

•The exercise of the purchase options on three 2012 built MR product tankers (STI Topaz, STI Garnet and STI Onyx) under the BCFL Lease Financing (MRs). These purchases closed in January 2024 resulting in a debt reduction of $21.7 million.
•The exercise of the purchase options on three 2015 built MR product tankers (STI Black Hawk, STI Notting Hill and STI Pontiac) that are currently financed on the 2021 TSFL Lease Financing. The purchases are expected to close in the first quarter of 2024, and the aggregate lease liability at the date of the repurchase is expected to be $45.6 million and excludes purchase option fees of $0.9 million.
•The exercise of the purchase options on one 2015 built MR product tanker (STI Westminster) and four 2014 built Handymax product tankers (STI Brixton, STI Comandante, STI Pimlico and STI Finchley) which are currently financed on the 2021 CMBFL Lease Financing. The notices were delivered in January 2024 and the purchases are expected to close in the first half of 2024. The aggregate lease liabilities at the dates of repurchase are expected to be $61.1 million. Additionally, purchase option fees are expected to be $0.7 million.
•The exercise of the purchase options on four lease financed product tankers consisting of two MRs (STI Gramercy and STI Queens) and two LR2s (STI Oxford and STI Selatar) that are currently financed under the 2022 AVIC Lease Financing. The notices were delivered in February 2024 and the purchases are expected to close in the first half of 2024. The aggregate lease liabilities at the dates of repurchase are expected to be $102.4 million, which excludes deposits held by the lessor of $1.2 million. Additionally, purchase option fees are expected to be $1.5 million.
We do not have any other debt or leasing financing arrangements that are scheduled to mature or expire within twelve months from the date of these financial statements.
In January 2024, we drew down $99.0 million from the 2023 $1.0 Billion Credit Facility and placed two Handymax product tankers (STI Acton and STI Camden) and four MR product tankers (STI Jardins, STI San Telmo, STI Soho and STI Osceola) as collateral under the facility.
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
Conflict in Ukraine and Middle East
The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, the United Kingdom, and the European Union countries, among other countries and jurisdictions, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union's recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively. We cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. We cannot predict what effect the higher price of oil and petroleum products will have on demand, and while thus far the impact has been favorable, it is possible that the current conflict in Ukraine could adversely affect our financial condition, results of operations, and future performance.
Additionally, since December 2023, there have been multiple drone and missile attacks on commercial vessels transiting international waters in the southern Red Sea by groups believed to be affiliated with the Yemen-based Houthi rebel group purportedly in response to the ongoing military conflict between Israel and Hamas. Recent attacks on U.S. military installations in Jordan and other locations in the Middle East, the continuing military actions by the U.S. government and certain of its allies against the Houthi rebel group, which the U.S. government believes to be supported by the government of Iran and the ongoing military conflict between Israel and Hamas continue to threaten the political stability of the region and may lead to further military conflicts, including continued hostile actions towards commercial shipping in the region. We cannot predict the severity or length of the current conditions impacting international shipping in this region and the continuing disruption of the trade routes in the region of the Red Sea. It is also possible that these conditions could have a material and adverse impact on our financial condition, results of operations, and future performance.
Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance and the aforementioned commitments to repay additional debt and lease financing obligations, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including, but not limited to, debt service and lease financing obligations) for a period of at least twelve months from the date of approval of these consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.

Remaining contractual maturity on secured and unsecured credit facilities, sale and leaseback liabilities and IFRS 16 lease liabilities
The following table details our remaining contractual maturity for our secured and unsecured credit facilities, sale and leaseback, and IFRS-16 lease liabilities. The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay. The table includes both interest and principal cash flows.
As the interest cash flows are not fixed, the interest amount included has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

	As of December 31,
In thousands of U.S. dollars	2023	2022
Less than 1 month	$190,873	$100,660
1-3 months	107,015	87,811
3 months to 1 year	236,122	315,035
1-3 years	566,475	764,028
3-5 years	692,563	766,150
5+ years	110,155	421,816
Total	$1,903,203	$2,455,500
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
23.     Subsequent events
Declaration of dividend
On February 13, 2024, our Board of Directors declared a quarterly cash dividend of $0.40 per common share, which is expected to be paid on March 27, 2024 to all shareholders of record as of March 8, 2024.
Vessel Sales
In March 2024, we sold the 2015 built MR vessel, STI Tribeca, for $39.1 million. There was no debt repayment as a result of this sale, as this vessel has been replaced by STI Galata as collateral on the 2023 $1.0 Billion Credit Facility.
In March 2024, we entered into an agreement to sell a 2013 built MR tanker, STI Larvotto for $36.15 million. The sale of this vessel is expected to close before the end of April of 2024. There will be no debt repayment as a result of this sale.
In March 2024, we entered into an agreement to sell a 2013 built MR tanker, STI Le Rocher for $36.15 million. The sale of this vessel is expected to close in the second quarter of 2024. There will be no debt repayment as a result of this sale.
Debt Activity
During 2024 through the date of authorization of these financial statements, and in addition to our regularly scheduled debt and lease repayments, we have closed or committed to the following:
•The early repayment of debt on three 2014 built Handymax product tankers (STI Acton, STI Camden and STI Clapham) under our Prudential Credit Facility. These repayments were made in January 2024 resulting in a debt reduction of $33.7 million.

•The exercise of the purchase options on two MR product tankers (STI Jardins and STI San Telmo) under our 2020 SPDBFL Lease Financing. These purchases closed in January 2024 resulting in a debt reduction of $38.3 million, which excludes deposits held by the lessor of $1.4 million and purchase option fees of $0.8 million.
•The exercise of the purchase options on three MR product tankers (STI Soho, STI Osceola and STI Memphis) and one LR2 product tanker (STI Lombard) under the 2021 AVIC Lease Financing. These purchases closed in January 2024 resulting in a debt reduction of $77.4 million, which excludes deposits held by the lessor of $1.0 million and purchase option fees of $1.2 million.
•The exercise of the purchase options on three 2012 built MR product tankers (STI Topaz, STI Garnet and STI Onyx) under the BCFL Lease Financing (MRs). These purchases closed in January 2024 resulting in a debt reduction of $21.7 million.
•The exercise of the purchase options on three 2015 built MR product tankers (STI Black Hawk, STI Notting Hill and STI Pontiac) that are currently financed on the 2021 TSFL Lease Financing. The purchases are expected to close in the first quarter of 2024, and the aggregate lease liability at the date of repurchase is expected to be $45.6 million and excludes purchase option fees of $0.9 million.
•The exercise of the purchase options on one 2015 built MR product tanker (STI Westminster) and four 2014 built Handymax product tankers (STI Brixton, STI Comandante, STI Pimlico and STI Finchley) which are currently financed on the 2021 CMBFL Lease Financing. The notices were delivered in January 2024 and the purchases are expected to close in the first half of 2024. The aggregate lease liabilities at the dates of repurchase are expected to be $61.1 million. Additionally, purchase option fees are expected to be $0.7 million.
•The exercise of the purchase options on four lease financed product tankers consisting of two MRs (STI Gramercy and STI Queens) and two LR2s (STI Oxford and STI Selatar) that are currently financed under the 2022 AVIC Lease Financing. The notices were delivered in February 2024 and the purchases are expected to close in the first half of 2024. The aggregate lease liabilities at the dates of repurchase are expected to be $102.4 million, which excludes deposits held by the lessor of $1.2 million. Additionally, purchase option fees are expected to be $1.5 million.
In January 2024, we drew down $99.0 million from the 2023 $1.0 Billion Credit Facility and placed two Handymax (STI Acton and STI Camden) and four MR (STI Jardins, STI San Telmo, STI Soho and STI Osceola) product tankers as collateral under the facility.
2013 Equity Incentive Plan
On February 13, 2024, the Company's Board of Directors reserved an additional 1,463,294 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
Related Party Transactions
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the 2024 Revised Master Agreement (see Note 15, Related Party Transactions, for additional information). Effective January 1, 2024, under the 2024 Revised Master Agreement, the flat fees payable per day charged by SCM were increased by $35 per vessel per day. Under this agreement, commercial management fees on vessels operating in one of the Scorpio Pools are expected to increase during 2024 to $285 per vessel per day with respect to our LR2 vessels, and $360 per vessel per day with respect to each of our Handymax and MR vessels. For vessels that are not operating in any of the Scorpio Pools, commercial management fees will be $285 per vessel per day for each LR1 and LR2 vessel and $335 per vessel per day for each Handymax and MR vessel on the effective date of January 1, 2024. Commissions on gross revenue per charter fixture remain unchanged.
In addition, effective January 1, 2024, the fixed annual technical management fee payable to SSM was increased by $12,500 to $187,500 plus additional amounts for certain itemized services per vessel to provide technical management services for each of our owned vessels.
The EU Emissions Trading System (EU ETS), which came into effect on January 1, 2024, is a cap-and-trade system designed to limit greenhouse gas emissions from industries in the European Union. It sets a cap on the total amount of certain greenhouse gases that can be emitted by covered entities, and these entities are allocated or required to purchase permits (allowances) for their emissions. The system aims to incentivize emission reductions by allowing companies to trade allowances, creating a market-based approach to reducing emissions. In March 2024, we entered into an agreement with Geoserve Energy Transport DMCC ("Geoserve"), effective January 1, 2024, which is majority owned by the Lolli-Ghetti family, to serve as our emissions manager. Geoserve's services will include, among others, emission data monitoring and correction for commercial and regulatory compliance and procurement of carbon credits from EU approved carbon traders. Under this agreement, we will pay Geoserve emissions management fees of $350 per vessel per month and a rate of 1.25% per carbon trade.

We expect to enter into a licensing agreement with Fowe Eco Solutions Ltd. (“FOWE”), or a direct subsidiary of FOWE, whereby FOWE's fuel oil-water emulsion Cavitech systems will be installed across our entire fleet. Cavitech is FOWE's proprietary technical solution that enables cavitation treatment on various materials for instantaneous mixing, heat treatment, dispersion, and alteration of chemical bonds, the benefits of which include the elimination of unwanted sludge deposits, a cleaner, more efficient fuel burn and reduced nitrogen oxide emissions. Under the terms of the licensing agreement, we expect to pay FOWE approximately 33% of realized savings. Cavitech devices are expected to be installed on all of our vessels during 2024. No material upfront costs are expected to be required and an overall reduction of at least 3% in fuel costs and 100,000 tons of carbon emissions annually is expected. Scorpio Holdings Limited, a related party, owns a minority interest in FOWE.