Form 20-F
period 2024-12-31
Scorpio Tankers Inc.
filed 2025-03-21
CIK 1483934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024 there were 49,923,042 outstanding shares of common stock, par value $0.01 per share.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY
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
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our environmental, social and governance policies;
•general domestic and international political conditions, including the ongoing armed conflict between Russia and Ukraine and developments in the Middle East;
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
Risk Factor Summary
The following is a summary of the risk factors which are described in further detail in subsequent sections.
Risks Related to our Industry
Our fleet of tanker vessels operates worldwide, solely in the oil and oil products transportation sector, which is volatile and unpredictable and exposes us to regulatory, operational, safety, technical, environmental and political risks, other regulations and developments that may disrupt our business and operations, including:

•our dependence on spot-oriented pools and spot charters;
•the current and future supply to tanker capacity and its impact on charter rates applicable to us;
•shifts in consumer demand from oil towards other energy sources;
•increased liability as a result of international safety regulations and inspection procedures;
•the impacts of trade protectionism on our performance, results of operations and cash flow;
•acts of piracy, terrorism and other attacks that could adversely affect our business;
•technological innovation that could reduce our charterhire income, the demand for and value of our vessels;
•labor or other business interruptions as a result of geopolitical or global health events out of our control;
•increased costs as a result of changing expectations with respect to environmental, social and governance policies; and
•the impact of sanctions, tariffs, embargoes and other trade policies which could have a material adverse impact on our results of operations, financial condition and cash flows.

Details of the specific risks relating to our industry are described below.
Risks Related to our Company and Indebtedness
We are incorporated in the Republic of the Marshall Islands, and are exposed to a significant number of external and internal risks, including with respect to our indebtedness, common shares, financial reporting, taxation and corporate governance, including:

•our dependence on spot-oriented pools and spot charters;
•the current and future supply to tanker capacity and its impact on charter rates applicable to us;
•shifts in consumer demand from oil towards other energy sources;
•increased liability as a result of international safety regulations and inspection procedures;
•the impacts of trade protectionism on our performance, results of operations and cash flow;
•acts of piracy, terrorism and other attacks that could adversely affect our business;
•technological innovation that could reduce our charterhire income, the demand for and value of our vessels;
•labor or other business interruptions as a result of geopolitical or global health events out of our control;
•increased costs as a result of changing expectations with respect to environmental, social and governance policies; and
•the impact of sanctions, tariffs, embargoes and other trade policies which could have a material adverse impact on our results of operations, financial condition and cash flows.

Details of the specific risks relating to our Company are described below.
Risks Related to our Relationship with the Scorpio Group of Companies
We are subject to risks related to our relationships with our affiliates and related parties, which we refer to in this Annual Report as the “Scorpio group of companies” (of which our commercial and technical managers and administrator are a part of), including with respect to conflicts of interest between us and the commercial and technical managers of our fleet. Details of the specific risks relating to the Scorpio group of companies are described below.

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
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Periodic adjustments to the supply of and demand for oil tankers can cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequential effect on our short and medium-term liquidity. A weakening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels or to sell them on the expiration or termination of their charters, and the rates payable in respect of our vessels currently operating in tanker pools, or any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. In addition, conflicts in Ukraine and the Middle East are disrupting energy production and trade patterns, including shipping in the Black Sea, Red Sea, and elsewhere, and its continued impact on energy prices and tanker rates is uncertain. Moreover, the impact of the 2024 U.S. presidential and congressional election results on the economy, future government policies, laws and regulations on the economy, including trade policies, such as the imposition of tariffs, port fees and other import restrictions, remains uncertain across global markets. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and petroleum products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
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
•global and regional economic and political conditions, including armed conflicts, including the conflicts between Russia and Ukraine and between Israel and Hamas, and other international hostilities, terrorist activities, embargoes and strikes and "trade wars" and other developments in international trade;
•the price of oil;
•currency exchange rates;
•the distance over which oil and petroleum products are to be moved by sea;

•changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;
•changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;
•environmental and other legal and regulatory developments;
•business disruptions, including supply chain issues, due to natural, health or other disasters, or otherwise;
•developments in international trade, including those relating to the imposition of tariffs;
•competition from alternative sources of energy, other shipping companies and other modes of transportation; and
•international sanctions, embargoes, import and export restrictions, nationalizations and wars.
The factors that influence the supply of tanker capacity include:
•supply of and demand for energy resources and oil and petroleum products;
•demand for alternative sources of energy;
•the number of newbuilding orders and deliveries, including slippage in deliveries;
•the number of vessel casualties;
•technological advances in tanker design and capacity, propulsion technology and fuel consumption efficiency;
•the age of the world product tanker fleet;
•the number of shipyards and ability of shipyards to deliver vessels;
•availability of financing for new vessels and shipping activity;
•the degree of scrapping or recycling rate of older vessels, depending, amongst other things, on scrapping or recycling rates and international scrapping or recycling regulations;
•the price of steel and vessel equipment;
•the price of oil;
•available interest rates on financing;
•the number of conversions of tankers to other uses or conversions of other vessels to tankers;
•the number of product tankers trading crude or "dirty" oil products (such as fuel oil);
•the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire;
•changes in government and industry environmental and other regulations that may limit the useful lives of tankers and environmental concerns and regulations, including ballast water management, low sulfur fuel consumption regulations, and reductions in CO2 emissions;
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

Declines in oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth in the tanker sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry and decrease in exploration, development or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.
We are dependent on spot-oriented pools and spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
As of March 20, 2025, 83 of our vessels were employed in either the spot market or in spot market-oriented tanker pools such as the SLR2P, SMRP, SHTP or Mercury Pool, which we refer to collectively as the Scorpio Pools and which are managed by companies that are members of the Scorpio group of companies, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
Our and our pool operator's ability to renew expiring charters or obtain new charters will depend on the prevailing market conditions at the time. If we or our pool operators are not able to obtain new charters in direct continuation with existing charters or upon taking delivery of a newly acquired vessel, or if new charters are entered into at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to existing charter terms, our revenues and profitability could be adversely affected.

An over-supply of tanker capacity may depress charter rates, which may limit our ability to operate our tankers profitably.
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the net additions to the tanker fleet. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. According to McQuilling, as of February 13, 2025, the newbuilding order book, which extends to 2027 and beyond, equaled approximately 13% of the existing world tanker fleet and the order book may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations, available cash, our ability to pay dividends, and our compliance with current or future covenants with respect to any of our financing arrangements.
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
Since we primarily employ our vessels in the spot market or in spot market-oriented pools, fuel costs are typically the largest expense affecting our shipping operations, and fluctuations in fuel prices may adversely affect our profitability. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the conflict between Russia and Ukraine and the conflict in the Middle East, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.
Fuel may continue to become much more expensive in the future, which may adversely affect the competitiveness of our business compared to other forms of transportation and reduce our profitability.
In addition, elevated fuel prices might lead to a decrease in the economic viability of older vessels that lack fuel efficiency and a reduction of useful lives of these vessels.
Tanker rates also fluctuate based on seasonal variations in demand.
Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31. This seasonality could have a material adverse effect quarter to quarter on our future performance, results of operations, cash flows and financial position.
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
A shift in or disruption of the consumer demand from oil towards other energy resources such as electricity, natural gas, liquefied natural gas, biofuels, ammonia, or hydrogen will potentially affect the demand for our product tankers. A shift from the use of internal combustion engine vehicles to electric vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
“Peak oil” is the year when the maximum rate of extraction of oil is reached. Recent forecasts of “peak oil” range from the late 2020s to the 2040s, depending on economics and how governments respond to global warming. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, as well as shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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
An increase in trade protectionism, the unraveling of multilateral trade agreements and a decrease in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
Our operations expose us to the risk that increased trade protectionism may adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping.
The U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain Chinese industries. Additionally, new tariffs may be imposed by the Trump administration on imports from Canada, Mexico and China as well as on imports of steel and aluminum. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the ongoing U.S.-China trade tension, such changes could have an adverse effect on our business, results of operations and financial condition.

Additionally, the U.S. trade war with China may escalate beyond tariffs with a proposal by the Trump administration to impose significant fees on any vessel entering a U.S. port where that vessel is owned by a Chinese shipping company or by a vessel operator whose fleet includes one or more Chinese-built vessels or that has newbuilding orders at a Chinese shipyard. The proposal of the U.S. trade representative (USTR), if adopted as proposed, would require Chinese shipping company’s-to pay up to $1 million per port call and those operating Chinese-built vessels to be charged up to $1.5 million per U.S. port call, depending on the percentage of vessels in their fleet built at Chinese shipyard or newbuilding orders with Chinese shipyards. It is unknown whether and to what extent these new port fees on Chinese shipping companies and vessels will be adopted, or the effect that they would have on us or our industry generally.
Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping generally. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would also have an adverse impact on our charterers’ business, operating results and financial condition which could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.
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
The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, promulgated by the IMO and the International Convention for the Safety of Life at Sea of 1974, or SOLAS Convention. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive “safety management system” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability and may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. The U.S. Coast Guard and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code, or the ISPS Code, and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
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

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, or the Hong Kong Convention, aims to ensure ships being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. In June 2023, the Hong Kong Convention was ratified by the required number of countries, and thus will enter into force in June 2025. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. MEPC 81 approved reporting formats and future development of a Global Integrated Shipping Information System (GISIS) model, to provide electronic reporting facilities, to assist with the implementation of the Hong Kong Convention. MEPC 82 also approved a provisional guidance on the interplay between the Hong Kong Convention and the Basel Convention (which is aimed to protect human health and the environment against the adverse effects of hazardous wastes, including among others, waste from ship dismantling) with respect to the transboundary movement of ships intended for recycling.
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
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, and other acts of nature, business interruptions caused by mechanical failures, unexpected tank corrosion, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, crew strikes and/or boycotts and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. For example, there have been recent threats, including piracy and drone and missile attacks on commercial vessels transiting the Red Sea and surrounding waterways, which are believed to be led by the Yemen-based Houthi rebel group purportedly in response to the recent armed conflict between Israel and Hamas. Such hazards may result in death or injury to persons, loss of revenues or property, payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, and interference with shipping routes (such as delay or rerouting), any of which may reduce our revenue or increase our expenses and also subject us to litigation. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

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
The extent to which our business, the global economy and the petroleum product transportation industry may be negatively affected by future pandemics, epidemics or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) volatility in the demand for and price of oil and gas; (v) shortages or reductions in the supply of essential goods, services or labor; and (vi) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that any future infectious disease outbreak, pandemic or epidemic may have on our business, results of operations and financial condition, which could be material and adverse.
Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities and economic sanctions restrictions which may affect the tanker industry and adversely affect our business.
We are an international company and primarily conduct our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and North Korea, Russia and Ukraine, and Israel and Hamas. Terrorist attacks, as well as the frequent incidents of terrorism in the Middle East and recently in the Red Sea region, and the continuing response of the international community to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Ukraine and the Middle East may lead to additional acts of terrorism and armed conflict around the world, which may disrupt international shipping and contribute to further economic instability in the global financial markets.

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
Additionally, beginning in December 2023, there have been multiple drone and missile attacks on commercial vessels transiting international waters in the southern Red Sea by groups believed to be affiliated with the Yemen-based Houthi rebel group purportedly in response to the ongoing military conflict between Israel and Hamas. Attacks on U.S. military installations in Jordan and other locations in the Middle East, the continuing military actions by the U.S. government and certain of its allies against the Houthi rebel group, which the U.S. government believes to be supported by the government of Iran and the ongoing conflict between Israel and Hamas continue to threaten the political stability of the region and may lead to further military conflicts, including continued hostile actions towards commercial shipping in the region. We cannot predict the severity or length of the current conditions impacting international shipping in this region and the continuing disruption of the trade routes in the region of the Red Sea. It is also possible that these conditions could have a material and adverse impact on our financial condition, results of operations, and future performance.
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
In February of 2022, the United States, along with the European Union and the United Kingdom, among other countries, also announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which expanded over the past two years and may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, which may, among other things, impair or prevent certain of our counterparties from performing their obligations under contracts with us or with the pools in which our vessels operate.
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
Acts of piracy and other attacks on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, the Gulf of Guinea, the Gulf of Aden, the Sulu Sea, and the Malacca and Singaporean Straits. Sea piracy incidents continue to occur, with commercial tankers and drybulk vessels particularly vulnerable to such attacks.
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
For more information about the closely related risks of terrorism and political instability on commercial shipping, including in the Middle East and recently in the Red Sea region, see the risk factor entitled “Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities and economic sanctions restrictions which may affect the tanker industry and adversely affect our business.”
If our vessels call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments, or engage in other transactions or dealings that result in a breach of applicable sanctions laws or regulations, it could result in monetary fines or other penalties imposed on us and may adversely affect our reputation and the market for our securities.
Although we have maintained, and we intend to maintain compliance with all applicable sanctions and embargo laws and regulations, our vessels may call on ports located in countries or territories subject to country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other authorities, or engaged in other transactions or dealings in the future on charterers’ instructions and without our consent. If such activities result in a sanctions violation, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our ordinary shares could be adversely affected. Although we endeavor to take precautions reasonably designed to mitigate such activities, including relevant provisions in charter agreements forbidding the use of our vessels in trade that would violate economic sanctions, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.
The laws and regulations of these different jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended or strengthened over time to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S., the United Kingdom and the EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have been, and may be in the future, the target of sanctions. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S. administration, the United Kingdom, the EU, and/or other international bodies. In particular, the ongoing conflict in Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom and the European Union against Russia. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, to the best of our knowledge, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.
As a result of Russia’s actions in Ukraine and the recent conflict between Israel and Hamas, the U.S., EU, and United Kingdom, together with numerous other jurisdictions, have imposed significant economic sanctions which may adversely affect our ability to operate in such regions and also restrict parties whose cargo our vessels may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry.

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
Technological innovation could reduce our charterhire income, the demand for and value of our vessels.
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
Any breakdown in our IT systems, including breaches or other compromises of information security, whether or not involving a cyberattack, may lead to lost revenues resulting from a loss in competitive advantage due to the unauthorized disclosure, alteration, destruction or use of proprietary information, including intellectual property, the failure to retain or attract customers, the disruption of critical business processes or information technology systems and the diversion of management's attention and resources. In addition, such breakdown could result in significant remediation costs, including repairing system damage, engaging third-party experts, deploying additional personnel, training employees and compensation or incentives offered to third parties whose data has been compromised. We may also be subject to legal claims or legal proceedings, including regulatory investigations and actions, and the attendant legal fees as well as potential settlements, judgments and fines. We currently do not maintain cybersecurity liability insurance which could cover such costs, and any significant expenses resulting from material cybersecurity incidents could have an adverse impact on our business.
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
Even without actual breaches of information security, protection against increasingly sophisticated and prevalent cyberattacks may result in significant future prevention, detection, response and management costs, or other costs, including the deployment of additional cybersecurity technologies, engaging third-party experts, deploying additional personnel and training employees. Further, as cyberthreats are continually evolving, our controls and procedures may become inadequate, and we may be required to devote additional resources to modify or enhance our systems in the future. Such expenses could have a material adverse effect on our future performance, results of operations, cash flows and financial position. As of the date of this annual report, we have not experienced any material cybersecurity incident which would be disclosable under SEC guidelines.
For additional information on our cybersecurity policies, please see "Item 16K. Cybersecurity".
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
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley and other requirements of the New York Stock Exchange ("NYSE"). Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and, if we continue to be an accelerated filer or large accelerated filer, a related attestation of our independent registered public accounting firm. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements. We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We will continue to evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies do create additional costs for us and will require the time and attention of management. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.
We may have difficulty managing our planned growth properly.

In the past, we have grown by expanding our operations and adding vessels to our fleet. Any future growth will primarily depend upon a number of factors, some of which may not be within our control, including our ability to effectively identify, purchase, finance, develop and integrate any tankers or businesses. Furthermore, the number of employees that perform services for us and our current operating and financial systems may not be adequate if we expand the size of our fleet, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances or debt issuances (with amortization payments), or entry into other financing arrangements which could, among other things, reduce our available cash. If any such events occur, our business, financial condition and results of operations may be adversely affected and the amount of cash available for distribution as dividends to our shareholders may be reduced.
Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our commercial and technical managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing any future growth plans or that we will not incur significant expenses and losses in connection with any future growth.
An inability to effectively time investments and divestments could prevent the implementation of our business strategy and negatively impact our results of operations and financial condition.
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
Under time charter agreements, the charterer is responsible for voyage costs and the owner is responsible for the vessel operating costs. We currently have 16 vessels on long-term time charter-out agreements (with initial terms of one year or greater). When our vessels are employed in one of the Scorpio Pools, the pool is responsible for voyage expenses and we are responsible for vessel costs. As of March 20, 2025, 83 out of 99 of our owned or lease financed vessels were employed through the Scorpio Pools. When our vessels operate directly in the spot market, we are responsible for both voyage expenses and vessel operating costs. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Further, if our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash. Please see “We will be required to make additional capital expenditures should we determine to expand the number of vessels in our fleet and to maintain all our vessels.”

We will be required to make additional capital expenditures should we determine to expand the number of vessels in our fleet and to maintain all our vessels.
Our business strategy is based in part upon the expansion of our fleet through the purchase of additional vessels, when market conditions are favorable. If we are unable to fulfill our obligations under any memorandum of agreement for any current or future vessel acquisitions, the sellers of such vessels may be permitted to terminate such contracts and we may forfeit all or a portion of the down payments we have already made under such contracts, and we may be sued for, among other things, any outstanding balances we are obligated to pay and other damages.
In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, and vessels are typically drydocked every 30 - 60 months thereafter, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $1.0 million and $2.5 million, depending on the size and condition of the vessel and the location of drydocking.
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
In accordance with IFRS, we evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. We did not record an impairment charge during the years ended December 31, 2024, 2023 or 2022. Please see Notes 1 and 8 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.
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
•mergers and strategic alliances in the shipping industry;
•regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;
•variations or fluctuations in our financial results or those of companies that are perceived to be similar to us;
•our ability or inability to raise additional capital and the terms on which we raise it;
•declines in the market prices of stocks generally;
•trading volume of our common stock;
•sales of our common stock by us or our stockholders;
•the loss of any of our key management personnel;
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
Additionally, securities of certain companies might experience significant and extreme volatility in stock price due to short sellers of shares of common stock, known as a “short squeeze”. These short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks has abated. While we have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not be in the future, and you may lose a significant portion or all of your investment if you purchase our shares at a rate that is significantly disconnected from our underlying value.
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
The fair market values of vessels (including our own) have generally experience high volatility. The fair market values for tankers declined significantly from historically high levels reached in 2008 and remained at relatively low levels through 2021 and significantly improved through 2024. Such prices may fluctuate depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other tanker companies, cost of newbuildings, applicable governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market values of our vessels decline, we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders and our subsidiaries may not be able to make distributions to us. The prepayment of certain debt facilities may be necessary to cause us to maintain compliance with certain covenants in the event that the value of the vessels falls below certain levels. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. As of December 31, 2024, and as of the date of this annual report, we were in compliance with the financial covenants contained and other restrictions in our debt agreements.
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

The operation of tanker vessels and transportation of crude and petroleum products is extremely competitive, and our industry is capital intensive and highly fragmented. Demand for transportation of oil and oil products has declined in the past, and could decline in the future, which could lead to increased competition. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. We will have to compete with other tanker owners, including major oil companies as well as independent tanker companies.
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
If we do not set aside funds or are unable to borrow or raise funds, including through equity issuances, for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to occur between 2039 and 2045, depending on the vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition, and available cash per share would be adversely affected. Any funds set aside for vessel replacement will not be available for other cash needs, potential dividends, or for servicing our indebtedness.
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
If any jurisdiction in which we operate or are incorporated in is added to the list of non-cooperative jurisdictions in the future and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.
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
We are incorporated under the laws of the Republic of the Marshall Islands and we conduct operations in countries around the world. The Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover for their claims after any such insolvency or bankruptcy. Further, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.
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
For more information regarding our agreements with our managers, see “Item 4. Information on the Company – B. Business Overview – Management of Our Fleet.”
Our founder, Chairman and Chief Executive Officer, and Vice President have affiliations with our administrator and commercial and technical managers which may create conflicts of interest.

Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members of the Lolli-Ghetti family which owns and controls the entities within the Scorpio group of companies. Annalisa Lolli-Ghetti is the majority owner of the Scorpio group of companies (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 7.2% of our outstanding common shares. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our administrator and/or commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of the date of this annual report, our commercial and technical managers provide commercial and technical management services to approximately 52 and 17 vessels respectively, other than the vessels in our fleet, that are owned, operated or managed by entities affiliated with Messrs. Lauro, and such entities may operate or acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations. In addition, certain entities within the Scorpio group of companies may benefit from economies of scale all of which may not be passed along to us.
Certain of our officers do not devote all of their time to our business, which may hinder our ability to operate successfully.
Our Chief Executive Officer, President, Chief Operating Officer, Vice President and Secretary participate in business activities not associated with us, and as a result, they may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both us as well as shareholders of other companies with which they may be affiliated, including other entities within the Scorpio group of companies. This may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
As of December 31, 2024, we had $878.1 million in interest-bearing debt or obligations due under leasing arrangements. Borrowings under our debt facilities and lease financing arrangements require us to dedicate a part of our cash flow from operations to the payment of interest and principal on our debt. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our secured debt facilities and certain of our lease financing arrangements bear interest at variable rates. As described in Item 11 - Quantitative and Qualitative Disclosures About Market Risk, increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as seeking to raise additional capital, refinancing or restructuring our debt, selling tankers, or reducing or delaying capital investments. However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations.
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
As of December 31, 2024, we were in compliance with the financial covenants contained and other restrictions in our debt agreements.
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

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands pursuant to the BCA on July 1, 2009. We provide seaborne transportation of crude oil and refined petroleum products worldwide. We began our operations in October 2009 with three vessels. In April 2010, we completed our initial public offering, and our common stock commenced trading on the New York Stock Exchange, or NYSE, under the symbol “STNG.” We have since expanded, and as of March 20, 2025, our fleet consisted of 99 wholly owned or leased financed tankers (38 LR2, 47 MR and 14 Handymax) with a weighted average age of approximately 9.0 years.
Our principal executive offices are located at 99 Boulevard du Jardin Exotique, Monaco, 98000 and our telephone number at that address is +377-9798-5716. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. The address of the Company's Internet site is http://www.scorpiotankers.com. None of the information contained on these websites is incorporated into or forms a part of this annual report.
Fleet Development
For information regarding our fleet please see “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Capital Expenditures-Vessel acquisitions and payments for vessels under construction.”
Recent Developments
Debt Activity
In January 2025, we successfully placed $200.0 million of new senior unsecured bonds in the Nordic bond market (the “Unsecured Senior Notes Due 2030”). The Unsecured Senior Notes Due 2030 are due to mature in January 2030 and bear interest at a fixed coupon rate of 7.50% per annum, payable semi-annually in arrears.
In March 2025, we redeemed the $70.6 million of Unsecured Senior Notes Due 2025, which were scheduled to mature on June 30, 2025.
In February 2025, we executed a revolving credit facility of up to $500.0 million with a group of financial institutions (the “2025 $500.0 Million Revolving Credit Facility”). The 2025 $500.0 Million Revolving Credit Facility is a 100% revolving loan, which has a final maturity of seven years from the signing date and gives us the flexibility to draw down or repay the loan during the loan tenor. The 2025 $500.0 Million Revolving Credit Facility bears interest at SOFR plus a margin of 1.85% per annum for any drawn amounts and a commitment fee of 0.74% per annum applies for any undrawn amounts. The 2025 $500.0 Million Revolving Credit Facility is collateralized by 26 product tankers and will amortize/reduce in quarterly installments (starting after the second anniversary of the signing date), with a balloon payment due at maturity.
Investment in DHT Holdings Inc.
In January 2025, we purchased an additional 3,928,250 common shares in DHT at an average price of $10.79 per share and in February 2025, we sold 700,000 common shares of DHT at an average price of $11.85 per share. As of the date of this filing we own 11,210,730 common shares of DHT or 7% of the total outstanding common shares of DHT.
Declaration of dividend
On February 12, 2025, our Board of Directors declared a quarterly cash dividend of $0.40 per common share, which was paid on March 21, 2025 to all shareholders of record as of March 7, 2025.
Time Charter-Out Arrangements
In February 2025, the charterer of STI Gratitude exercised its option to extend the term of the time charter-out agreement, which commenced in May 2022, for an additional year at $31,000 per day commencing in May 2025. The charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
2013 Equity Incentive Plan
On March 20, 2025, our Board of Directors reserved an additional 1,089,407 common shares, par value $0.01 per share, for issuance under the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.

B. Business Overview
We provide seaborne transportation of refined petroleum products worldwide. As of March 20, 2025, our fleet consisted of 99 wholly owned or leased financed product tankers (38 LR2, 47 MR and 14 Handymax) with a weighted average age of approximately 9.0 years, which we refer to collectively as our Operating Fleet.
The following table sets forth certain information regarding our Operating Fleet as of March 20, 2025:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned or lease financed
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	No
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	No
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	No
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	No
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	No
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	No
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	No
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	No
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	No
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	No
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	No
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	No
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	No
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	No
15	STI Duchessa	2014	49,990	—	Time Charter (5)	MR	No
16	STI Opera	2014	49,990	—	SMRP (2)	MR	No
17	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
18	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
19	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
20	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
21	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
22	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
23	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
24	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
26	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Memphis	2014	49,990	—	Time Charter (6)	MR	Yes
30	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
31	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
32	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
33	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
34	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
35	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
36	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
37	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
38	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
39	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes

40	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
41	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	No
42	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
43	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
44	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	No
45	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	No
46	STI Esles II	2018	49,990	1B	SMRP (2)	MR	No
47	STI Jardins	2018	49,990	1B	Time Charter (7)	MR	No
48	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
49	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
50	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
51	STI Magnetic	2019	50,000	—	Time Charter (8)	MR	Yes
52	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
53	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
54	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
55	STI Marshall	2019	50,000	—	Time Charter (9)	MR	Yes
56	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
57	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
58	STI Miracle	2020	50,000	—	Time Charter (10)	MR	Yes
59	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
60	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
61	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
62	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
63	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
64	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
65	STI Orchard	2014	109,999	—	SLR2P (3)	LR2	Yes
66	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
67	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
68	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
69	STI Rose	2015	109,999	—	SLR2P (3)	LR2	Yes
70	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
71	STI Alexis	2015	109,999	—	MPL (4)	LR2	Yes
72	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
73	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
74	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
75	STI Connaught	2015	109,999	—	Time Charter (11)	LR2	Yes
76	STI Spiga	2015	109,999	—	MPL (4)	LR2	Yes
77	STI Kingsway	2015	109,999	—	SLR2P (3)	LR2	Yes
78	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes
79	STI Lombard	2015	109,999	—	Time Charter (12)	LR2	Yes
80	STI Grace	2016	109,999	—	Time Charter (13)	LR2	Yes
81	STI Jermyn	2016	109,999	—	Time Charter (14)	LR2	Yes
82	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
83	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
84	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
85	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
86	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes

87	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
88	STI Gallantry	2016	113,000	—	SLR2P (3)	LR2	Yes
89	STI Goal	2016	113,000	—	SLR2P (3)	LR2	Yes
90	STI Guard	2016	113,000	—	Time Charter (15)	LR2	Yes
91	STI Guide	2016	113,000	—	Time Charter (16)	LR2	Yes
92	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
93	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes
94	STI Gauntlet	2017	113,000	—	Time Charter (17)	LR2	Yes
95	STI Gladiator	2017	113,000	—	Time Charter (16)	LR2	Yes
96	STI Gratitude	2017	113,000	—	Time Charter (18)	LR2	Yes
97	STI Lobelia	2019	110,000	—	SLR2P (3)	LR2	Yes
98	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes
99	STI Lavender	2019	110,000	—	Time Charter (19)	LR2	Yes

Total owned or lease financed	7,092,312

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel operates in the Mercury Pool Limited, or MPL. MPL is operated by SCM. MPL and SCM are related parties to the Company.
(5)	This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day.
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

(7)	This vessel commenced a time charter in October 2024 for three years at a rate of $29,550 per day.
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
(18)
This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. In February 2025, the charterers exercised their option to extend the term of this agreement for an additional year at $31,000 per day commencing in May 2025. The charterers have an additional option to further extend the term of this agreement for an additional year at $33,000 per day.

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
Commercial Pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market, but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective TCE revenues (see Item 5. Operating and Financial Review and Prospects - Important Financial and Operational Terms and Concepts for definition and reconciliation of TCE revenue) than otherwise might be obtainable in the spot market. As of March 20, 2025, 83 of the vessels in our Operating Fleet operated in one of the Scorpio Pools.

Time Charters
Time charters give us a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. As of December 31, 2024, 16 of our vessels (ten LR2s and six MRs) were operating on long-term charter-out agreements with terms of three years or greater. In the future, we may opportunistically look to enter more of our vessels into time charter contracts. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit if the spot market increases.
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
SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Pools. Under the 2018 Revised Master Agreement, during the year ended December 31, 2023, when our vessels were operating in one of the Scorpio Pools, SCM, the pool manager, charged fees of $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a 1.50% commission on gross revenues per charter fixture. These were the same fees that SCM charged other vessel owners in these pools, including third-party owned vessels. For commercial management of our vessels that were not operating in any of the Scorpio Pools during the year ended December 31, 2023, we paid SCM a fee of $250 per vessel per day for each LR1 and LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.
Effective January 1, 2024, under the 2024 Revised Master Agreement, the flat fees payable per day charged by SCM were increased by $35 per vessel per day. As such, under this agreement, commercial management fees on vessels that are not operating in any of the Scorpio Pools were increased to $285 per vessel per day for each LR2 vessel and $335 per vessel per day for each Handymax and MR vessel on the effective date of January 1, 2024. For vessels operating in one of the Scorpio Pools, SCM, the pool manager, increased its fees to $285 per vessel per day with respect to our LR2 vessels and $360 per vessel per day with respect to each of our Handymax and MR vessels on the effective date of July 1, 2024. Commissions on gross revenues per charter fixture remain unchanged.
SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Under the 2018 Revised Master Agreement and during the year ended December 31, 2023, we paid SSM an annual fee of $175,000 plus additional amounts for certain itemized services per vessel to provide technical management services for each of our owned or bareboat chartered vessels. Effective January 1, 2024, under the 2024 Revised Master Agreement, the annual fees were increased to $187,500 plus additional amounts for certain itemized services per vessel.
Amended Administrative Services Agreement

We have an Amended Administrative Services Agreement with Scorpio Services Holding Limited ("SSH"), or our Administrator, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. The services provided to us by our Administrator may be sub-contracted to other entities within the Scorpio group of companies.
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
The International Oil Tanker Shipping Industry

All the information and data presented in this section, including the analysis of the oil tanker shipping industry, has been provided by McQuilling. The statistical and graphical information contained herein is drawn from McQuilling’s database and other sources. While McQuilling has made reasonable efforts to include accurate and up-to-date information in this report, McQuilling makes no warranties or representations as to the accuracy of any information contained herein or accuracy or reasonableness of conclusions drawn there from.

Oil Tanker Demand
The evolution of world trade, seaborne trade, and the world shipping fleet are inexorably intertwined in history. Economic prosperity drives trade and trade compels economic growth. There has always been a strong correlation of trade and seaborne transport to regional economic growth. Dirty Petroleum Products (DPP) tanker demand is mainly generated by three factors: 1) crude oil demand in the global refining system with incremental changes coming from refinery capacity additions/shutdowns and higher/lower utilization of that capacity; 2) crude storage buildup or release to fulfill global refinery demand; 3) average sailing distance from crude export countries to these refineries or storage centers. Much like the commodity market where the equilibrium price is achieved through the interaction of demand and supply factors, the crude tanker market has been undergoing a “rebalancing process” with 103 Suezmaxes and 185 Aframax-sized tankers ordered in the past two years. This has partly offset the upside support from recent US/EU/UK sanctions on tonnages that have carried Russian oils above the price cap. Tanker demand also contributed to this effort with charterers favoring competitive VLCCs for short-haul trades in the Atlantic Basin and Westbound trades from the Middle East due to the Red Sea disruption.
While refineries are the main source of demand for the DPP market, clean products are found in numerous applications ranging from industrial to commercial, transportation, heating and more. With every Clean Petroleum Product (CPP) cargo originating at a certain location there are varying destinations and because of that, CPP tanker demand has become a function not only of supply and demand but also of the differences in balances for each product in each region. For example, naphtha is a demand generating cargo that clearly exhibits these relationships. As petrochemical plant capacity increases in Asia, the growing feedstock (in this case naphtha) deficit calls for additional cargoes that are going to be sourced not by a specific location, but rather from the location that has the most to spare. In recent years, CPP tanker demand has been increasingly impacted by the sudden change of trade flows and voyage routings, due to geopolitical and weather-related impact on maritime chokepoints, including the reduced daily transits through the Panama Canal, Houthi attacks in the Red Sea, reshuffled Russian oil flows and the nation’s multiple export bans on key refined products (due to drone attacks on refineries) in 2024.
Since Russia’s invasion of Ukraine in February 2022, continued sanctions and a price cap have been implemented on Russia’s energy industry, resulting in heavy use of a shadow and sanctioned fleet to transport non-compliant crude and refined products. The shortage of oil product supply (due to Ukraine’s drone attacks on Russian refineries) has also pushed Russia to adopt multiple export bans on key oil products, including gasoline, throughout the year. In turn, Europe continued relying on longer haul trades to cover its needs for crude and refined products. It is believed by geopolitical analysts that President Trump may loosen the current restrictions on Russia while making a deal between the two nations to end the war. However, the latest wave of US, UK and EU sanctions in Q4 2024 and January 2025 on the Russian oil sector, and shadow ships moving oil above the price cap, has made it more challenging for key importers such as China and India to take Russian crude and refined products trading above the price cap.
The more recent conflicts during 2024 took place in the Middle East, including the tensions between Israel/Hamas that have resulted in the disruption of crossings in the Red Sea due to Houthi’s attacks on commercial ships, and the tightening sanctions on Iran’s oil and gas sector. The Red Sea disruption has created volatility for trade flows between East and West with a marked jump in tanker demand for re-routing around the Cape of Good Hope, adding voyage length and timing uncertainty to cargo activity, while shuffling oil flows, more notably on mid-sized crude and clean tankers.

Infrastructure projects across the globe could serve as another major factor for DPP tanker demand as these projects have and could continue creating new trade flows or changes in vessel deployments. Some of these projects include adding new refining capacity in West Africa and Mexico, dredging of current VLCC terminals and potential new ones in the US Gulf, as well as the recently completed Trans-Mountain Pipeline Expansion project (TMX). At full capacity, the TMX should bring an additional 590,000 b/d of Canadian crude to the West Coast to be loaded at the port of Vancouver.
Finally, the role of non-OPEC producers is likely to become much more prominent in the coming years, including three upcoming floating production, storage and offloading units "FPSOs" (each with 250,000 b/d capacity) in Guyana, aggressive plans for Brazil to become the 5th largest crude exporter by 2030, and policy-supported US crude output during Trump’s 2nd term as US President. Geopolitical tensions and volatility could continue to heavily impact oil tanker demand.
World Seaborne Tanker Voyage Statistics

Source: AIS, McQuilling

World Oil Products Demand: 2013-2024
(Million bpd)

110
105
100
95
90
85
80
75
70
65
60
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Source: Kpler

World Oil Supply and Demand
In 2024, the crude oil and natural gas market navigated a complex landscape of controlled OPEC+ supply and variable demand, heightened geopolitical tensions, and macroeconomic weakness. A handful of OPEC+ members decided to further delay the return of 2.2 million b/d of additional voluntary cuts, creating a surplus in the market. Action taken by OPEC+ in early December has demonstrated that the group appears committed to trying to keep the market in balance. Falling prices, rising non-OPEC supply and some members producing above production targets would make it increasingly difficult for the group to continue with the significant supply cuts we have seen. At their March 2025 meeting, OPEC+ reaffirmed their decision to gradually return 2.2 million b/d of supply beginning in April 2025. This means that the group is planning to take 18 months to return this full supply, compared to a 12-month target previously. While the delay in resumed supply is likely to lift the floor for the market slightly, conceivably the group was willing to accept lower prices. Otherwise, it could continue to lose market share to non-OPEC producers.
National oil companies (NOCs), particularly those in the Middle East and members of OPEC, face challenges in the near term, including: 1) balancing crude oil supply and demand and maintaining stability in prices; 2) fulfilling COP28 commitments to reduce the industry’s carbon footprint; and 3) helping to sustain their economies if oil prices remain below their target breakeven levels for 2025. Many Middle Eastern nations (including Saudi Arabia, Qatar, Kuwait, and the United Arab Emirates) have started to diversify their economies, and their regulatory environments support a balanced energy transition.
Politics is likely to play an important role for the energy markets in 2025, particularly in the US as the Trump administration is likely to push an agenda aligned with “drill, baby, drill”. Trump is expected to improve sentiment towards the oil and gas industry, though with output already at record levels, we could see difficulty in pushing levels much higher in 2025. President Trump’s energy priorities include energy independence and lowering energy costs. His proposals seek to increase production of oil and gas, in addition to other energy sources such as nuclear. Some of the proposals can be carried out by executive action or through the regulatory process, while others, such as changes to legislation, would require congressional action. Some steps the Administration plans to take include measures to streamline permitting and expedite environmental approvals, in addition to lifting the Biden Administration’s pause on new liquified natural gas export permits.

Oil Product Exports - Major Selected Regions
(Million bpd)

Source: JODI, McQuilling

The Dangote refinery in West Africa is poised to remain another major story in 2025 and is expected to reach 650,000 b/d at full capacity. With West Africa no longer representing a large gasoline export outlet for Europe, leaving European refiners facing no choice but to cut their primary refinery runs and/or redirect gasoline exports to the East. However, ultimately demand in China is likely to remain central to oil products demand outlook, as we expect demand growth to decelerate due to pressure on economic growth, absent fiscal stimulus in the country, as well as increasing focus on adopting alternative energies. Upside risks to this scenario include larger than expected fiscal stimulus, favorable trade agreements with trading partners such as the US, and stronger than expected domestic consumer demand and economic growth.
When considering the Middle East landscape, OPEC+ has cut output by a total of 5.86 million b/d, or about 5.7% of global demand, in a series of steps agreed since late 2022. OPEC+ plans to restore roughly 2.2 million b/d in monthly tranches in 2025. A few NOCs are heavily investing in increasing hydrocarbon production capacity and developing the associated midstream and downstream infrastructure. ADNOC, for example, has set a target to increase crude oil production capacity from the current 3 million b/d to 5 million b/d by 2027, moving up its earlier 2030 target by three years. Additionally, some NOCs are making changes in their project, partnership, and go-to-market strategy. Saudi Aramco and ADNOC are reportedly investing in mega refining-chemical-low-carbon integrated projects.
Notably, US imports of Saudi crude plunged to their lowest levels in almost 40 years as the shale revolution and OPEC+ production cuts have reshaped the global oil map. Nevertheless, Riyadh should continue to remain a strong force in the global energy markets. Due to the fungibility of oil traded in a global market, Saudi changes to policy reverberate around the world. The Saudis have purposely priced their oil out of the American market by asking US refiners to pay a huge premium for the barrels. For much of 2023 and 2024, Riyadh set the premia for Arab Light, its flagship export oil grade, at $5-a-barrel above the reference for US sales, much higher than historical levels. Riyadh has used its official selling prices to deter flows into America as a tool to reduce the country’s oil inventories, which are closely watched by traders. The Saudi-US volume, however, is set to rebound during our forecasting period, as the ramp-up of Canada’s TMX pipeline and Mexico’s Dos Bocas refinery to cut available crude (heavy grades) exports to the US Gulf refiners resulting in a higher replacement volume from the Middle East.
China has been a key driving force for the international market. At the start of the year, China was expected to make up more than 50% of global demand growth. It's now set to be only around 20%. There are both cyclical and structural trends which are driving this slower growth in China. The most immediate factor is that the economy has been performing weaker than expected, with the property sector still a drag, while manufacturing activity and consumer spending remained disappointing. The government has announced a number of support measures, but the full impact of stimulus is yet to be seen – and with the potential for trade frictions next year, China may have to roll out further stimulus. In addition, China has seen stronger sales of new energy vehicles in the domestic market, which should displace oil demand. More than 40% of vehicle sales are now new energy vehicles, including a significant pick up in the sale of LNG-powered trucks in parts of China displacing diesel demand.
From a refining capacity standpoint, the largest increases are likely to be seen in India and West Africa as the ramp up of the Dangote refinery continues to have a material market impact, supporting jet and naphtha exports to the East. Europe refiners could face pressure from the Dangote refinery due to its high yield of gasoline production. One bright spot in the West could be refinery run percentages in Mexico ramping up considering the expanded domestic crude balances, especially Pemex’s new Dos Bocas refinery. According to Bloomberg, this mega refinery with 340,000 b/d capacity has remained halted since September 2024 with the restart date yet to be announced.
In the East of Suez, with China’s new product export tax taking effect and the US set to further mitigate Iranian exports (during Trump’s 2nd term), crude demand at “teapot refineries” could see a sharp decline while China’s state-owned refiners and ones in Japan and Korea to find structural support from these policies. This could ultimately result in higher conventional crude imports from the Middle East and the Atlantic Basin markets.
Current Tanker Fleet
The DPP tanker delivery schedule is anywhere from 12 months to more than 36 months depending on yard capacity, size, and complexity of the vessel. This constraint makes the tanker fleet relatively inelastic in the short term. The only remedy to the expansion of the fleet is by increasing operating speed, redeploying vessels out of drydocking, or -in the very extreme case- getting vessels out of layup. On the flip side, if vessels begin to slow steam, start a routine special survey, or are laid up, this would constitute a negative effect on the net tanker fleet. Since the start of the Russia/Ukraine war in March 2022 and the introduction of a price cap for Russian oil & oil products, proliferation of the shadow and sanctioned fleets dramatically increased. It was no longer just Iranian barrels carried on sanctioned vessels but also Russian oil, trading above the price cap.

The uncoated tanker fleet (after removing ships over 25 years old) currently stands at 2,253 vessels. We do not consider tonnage older than 25 years of age as part of the trading fleet due to their non-viability in the crude and/or refined product transportation requirements. Of these ships, we have counted a total of 485 sanctioned or shadow tankers, which represents 21.5% of the total fleet size, a considerable increase from last year’s 15%, that was brought up due to recent US, EU and UK sanctions in Q4 2024. A majority of the uncoated tankers in the sanctioned fleet are Aframaxes (128 ships) including the Russian fleet and ships not adhering to the Russian price cap. The VLCC fleet stands at 867 ships in total, making it the biggest tanker fleet among all segments, while the size of uncoated Aframaxes decreased to 659 vessels given owners’ increased interest in ordering LR2s with the capability to switch between trading crude and refined products.

The Oil Tanker Fleet (1) - February 2025

	Deadweight Tons	Number of		Capacity
Vessel Type	(Dwt)	Vessels	% of Fleet	(m Dwt)	% of Fleet
Crude Tankers
VLCC	200,000+	867	37.6%	266.8	59.4%
Suezmax	120,000-199,999	659	28.6%	103.3	23.0%
Aframax	80,000-119,999	659	28.6%	72.6	16.2%
Panamax	60,000-79,999	68	3.0%	4.7	1.1%
Medium Range 2	40,000-59,999	39	1.7%	1.9	0.4%
Medium Range 1	27,500-39,999	2	0.1%	—	—%
Handy	10,000-27,499	10	0.4%	0.2	—%
Total Fleet		2,304	100%	449.5	100%

Product Tankers
Long Range 3 (LR3)	120,000-199,999	35	1.7%	5.4	4.1%
Long Range 2 (LR2)	80,000-119,999	460	22.6%	50.9	39.2%
Long Range 1 (LR1)	60,000-79,999	369	18.2%	27.1	20.9%
Medium Range 2 (MR2)	40,000-59,999	736	36.2%	34.8	26.8%
Medium Range 1 (MR1)	27,500-39,999	242	11.9%	8.8	6.8%
Handy	10,000-27,499	189	9.3%	2.8	2.1%
Total Fleet		2,031	100%	129.8	100%

Chemical Tankers(2)
Long Range 3 (LR3)	120,000-199,999	—	—%	—	—%
Long Range 2 (LR2)	80,000-119,999	2	0.1%	0.2	0.2%
Long Range 1 (LR1)	60,000-79,999	5	0.2%	0.4	0.4%
Medium Range 2 (MR2)	40,000-59,999	1,144	39.9%	56.2	60.8%
Medium Range 1 (MR1)	27,500-39,999	345	12.0%	12.3	13.3%
Handy	10,000-27,499	1,373	47.9%	23.4	25.3%
Total Fleet		2,869	100%	92.5	100%

Product & Chemical Tankers
Long Range 3 (LR3)	120,000-199,999	35	0.7%	5.4	2.4%
Long Range 2 (LR2)	80,000-119,999	462	9.4%	51.1	23.0%
Long Range 1 (LR1)	60,000-79,999	374	7.6%	27.5	12.4%
Medium Range 2 (MR2)	40,000-59,999	1,880	38.4%	91.0	40.9%
Medium Range 1 (MR1)	27,500-39,999	587	12.0%	21.2	9.5%
Handy	10,000-27,499	1,562	31.9%	26.2	11.8%
Total Fleet		4,900	100%	222.4	100%

Crude, Product, and Chemical Tankers
VLCC	200,000+	867	12.0%	266.8	39.7%
Suezmax/LR3	120,000-199,999	694	9.6%	108.7	16.2%
Aframax/LR2	80,000-119,999	1,121	15.6%	123.7	18.4%
Panamax/LR1	60,000-79,999	442	6.1%	32.2	4.8%
Medium Range 2	40,000-59,999	1,919	26.6%	92.9	13.8%
Medium Range 1	27,500-39,999	589	8.2%	21.2	3.2%
Handy	10,000-27,499	1,572	21.8%	26.4	3.9%
Total Fleet		7,204	100%	671.9	100%
(1)Vessels over 25 years are excluded in fleet count. Tanker Fleet includes Shuttle Tankers
(2)Chemical Tankers can have IMO II and IMO III capability and the ability to trade CPP cargoes and routes.

Source: McQuilling

Marine transportation of clean petroleum products (CPP) is carried out through non-IMO “product tankers” and IMO II and IMO III “chemical tankers”, the latter of which can switch between trading refined products and chemicals, depending on market conditions. Due to this “switchover” ability, it is necessary to account for both “product” and “chemical” tankers when assessing supply capable of transporting CPP products.
Looking closely at the CPP fleet age profile, we see that Chemical MR2 tankers continue to be the youngest fleet with 55.3% below 10 years. A close second is the LR2 sector with 50.3% of vessels below 10 years of age. The oldest CPP fleet is the product MR1 with only 10% of fleet below 10 years of age, due mainly to owners switching to Chemical MR1 orders, as mentioned earlier, for more flexibility of trade. Even though clean vessels that joined the shadow fleet in the past two years are not as numerous when compared to dirty tankers, we have captured a jump in the number of MR2s entering, currently standing at 11.7% of the total. This trend started since the US tightened sanctions in February 2023 of Russian products including naphtha sold above US $45/bbl and diesel/gasoline sold above US $100/bbl.

The World Tanker Orderbook (1) - February 2025

	Deadweight Tons	Orderbook		Orderbook % Fleet		2025		2026		2027+
Vessel Type	(Dwt)	No	m Dwt	No	Dwt	No	m Dwt	No	m Dwt	No	m Dwt

Crude Tankers
VLCC	200,000+	72	22.2	8.3%	8.3%	6	1.8	25	7.7	41	12.6
Suezmax	120,000-199,999	107	16.7	16.2%	16.2%	29	4.6	43	6.7	35	5.5
Aframax	80,000-119,999	16	1.8	2.4%	2.5%	7	0.8	4	0.5	5	0.6
Medium Range 2	40,000-59,999	3	0.1	7.7%	7.5%	—	—	1	—	2	0.1
Total Fleet		198	40.8	9%	9%	42	7.2	73	14.9	83	18.8

Product Tankers
Long Range 3 (LR3)	120,000-199,999	1	0.2	2.9%	2.8%	1	0.2	—	—	—	—
Long Range 2 (LR2)	80,000-119,999	203	23.1	44.1%	45.4%	57	6.5	67	7.6	79	9.0
Long Range 1 (LR1)	60,000-79,999	62	4.5	16.8%	16.7%	9	0.7	22	1.6	31	2.3
Medium Range 2 (MR2)	40,000-59,999	6	0.2	0.8%	0.7%	1	—	3	0.1	2	0.1
Medium Range 1 (MR1)	27,500-39,999	9	0.3	3.7%	3.8%	1	—	6	0.2	2	0.1
Handy	10,000-27,499	11	0.2	5.8%	7.2%	3	—	7	0.1	1	—
Total Fleet		292	28.5	14%	22%	72	7.4	105	9.6	115	11.5

Chemical Tankers(2)
Medium Range 2 (MR2)	40,000-59,999	313	15.4	27.4%	27.4%	98	4.9	128	6.3	87	4.2
Medium Range 1 (MR1)	27,500-39,999	23	0.9	6.7%	7.0%	4	0.1	8	0.3	11	0.4
Handy	10,000-27,499	238	4.6	17.3%	19.7%	88	1.6	98	2.0	52	1.1
Total Fleet		574	20.9	20%	23%	190	6.6	234	8.6	150	5.7

Product & Chemical Tankers(2)
Long Range 3 (LR3)	120,000-199,999	1	0.2	2.9%	2.8%	1	0.2	—	—	—	—
Long Range 2 (LR2)	80,000-119,999	203	23.1	43.9%	45.3%	57	6.5	67	7.6	79	9.0
Long Range 1 (LR1)	60,000-79,999	62	4.5	16.6%	16.5%	9	0.7	22	1.6	31	2.3
Medium Range 2 (MR2)	40,000-59,999	319	15.7	17.0%	17.2%	99	4.9	131	6.5	89	4.3
Medium Range 1 (MR1)	27,500-39,999	32	1.2	5.5%	5.6%	5	0.2	14	0.5	13	0.5
Handy	10,000-27,499	249	4.8	15.9%	18.4%	91	1.6	105	2.1	53	1.1
Total Fleet		866	49.5	18%	22%	262	14.1	339	18.3	265	17.2

Crude, Product, and Product/Chemical Tanker Fleet
VLCC	200,000+	72	22.2	8.3%	8.3%	6	1.8	25	7.7	41	12.6
Suezmax/LR3	120,000-199,999	108	16.9	15.6%	15.5%	30	4.7	43	6.7	35	5.5
Aframax/LR2	80,000-119,999	219	25.0	19.5%	20.2%	64	7.3	71	8.1	84	9.5
Panamax/LR1	60,000-79,999	62	4.5	14.0%	14.1%	9	0.7	22	1.6	31	2.3
Medium Range 2	40,000-59,999	322	15.8	16.8%	17.0%	99	4.9	132	6.5	91	4.4
Medium Range 1	27,500-39,999	32	1.2	5.4%	5.6%	5	0.2	14	0.5	13	0.5
Handy	10,000-27,499	249	4.8	15.8%	18.3%	91	1.6	105	2.1	53	1.1
Total Fleet		1,064	90.4	15%	13%	304	21.2	412	33.2	348	35.9

(1) Tanker Orderbook includes Shuttle Tankers
(2) Chemical Tankers can have IMO II and IMO III capability and the ability to trade CPP cargoes and routes

Source: McQuilling

CPP total orders in 2024 totaled 341 vessels, which is even higher than the 288 ordered in 2023 - although the interest in ordering Aframax-sized coated tankers has retreated slightly (though still above historical averages). After a record-breaking 105 MR2 orders in 2023, the number reached a new high in 2024 with 202 ships. The current coated tanker orderbook consists of 262 expected deliveries for 2025. This includes orders for 57 LR2s and 99 MR2 tankers. Aside from additions and deletions, another important supply side factor for LR2 and Aframax sectors has been the cargo switchovers. Since Russia’s invasion of Ukraine, Aframax demand and earnings have found significant support due to Russian crude redirected to the Asian market; we have captured a net of 51 LR2s “riding the wave” and switching to carry crude/fuel oil.
Fuel Regulation Impact

While navigating the most volatile waters, ship owners are also facing stricter environmental regulations. The EU ETS has now been fully in place for the 2nd year with the phase-in ratio increased from 40% to 70% as of Jan 1st, 2025. The year 2025 also marks the first year of FuelEU Maritime requiring shipowners to start reporting related key data including fuel consumption, carbon emissions and distance travelled. The Mediterranean Sea is scheduled to become an Emission Control Area (ECA) on May 1st, 2025, likely to tighten diesel balance and leave the European region with longer low-sulfur feedstock balances, especially FCC runs in Europe to find a heavy cuts amid the Dangote ramp-up. It was a busy 1st day of the year as the California Air Resources Board (CARB) in the US also came into effect for ships berthing at Port of Los Angeles or Long Beach terminals, the regulations are scheduled to be further expanded to all California terminals on Jan 1st, 2027. Unlike containerships that can connect to onshore power and have higher adoption rates of alternative fuels (e.g. LNG), oil tankers may have very limited options to comply either by using a CARB-approved exhaust capture and control system (tug) or payment into the remediation fund based on ship design and hours at berth. The fast-approaching IMO 2030 and IMO 2050 targets serve as a new factor for shipowners when ordering new tonnage. Almost all fossil-fuel based bunkers are not able to meet IMO’s carbon emission requirements, including some of the renewable fuels. According to our latest analysis, only E-methanol with carbon capture capability, bio-methanol produced from manure and green ammonia have zero or negative carbon emission, but generally not available and too expensive to be used as bunker fuels in today’s world.

Methanol as a New Bunker Fuel

2025 marks the year of multiple additional environmental regulations as EU ETS’s phase in period moved from 40% of CO2 emissions in 2024 to 70% in 2025. FuelEU Maritime was introduced from January 1st, 2025, which aims to increase demand for alternative fuels by requiring owners to submit their annual GHG intensity of energy used by ships trading within the EU or EEA area (this measure includes well to wake intensity of the fleet). Additionally, tankers have been added to CARB regulations in California as they begin to monitor carbon emissions from ships at the dock and require mitigation and compliance with set standards. One thing all the regulations have in common is the nominal number of penalties attached to potential carbon emission breaches.

Alternative Fuels

The challenges of availability of these new bunker fuels as well as shipowner’s preferences when ordering NB vessels (larger vessels such as VLCCs tend to have LNG dual fuel whereas smaller vessels like MRs are built with methanol dual fuel engines). Availability of bunker fuel throughout world-wide ports is the biggest issue for wide adoption of any one fuel. However, there are a few of the fuels taking center stage as planned production comes online as well as storage facilities mainly for LNG and methanol.

Compared to methanol, LNG is a relatively more carbon intensive fuel, however, methanol has very low energy content compared to LNG or marine gas oil, making the storage of methanol bunker fuels on commercial ships problematic, as it would require much bigger bunker tanks. FuelEU is the first regulation that aims to measure carbon intensity from well-to-wake and each of the fuels, depending on how they were produced, could have a degree of carbon intensity measures from brown (most pollutive ex. Ammonia derived from coal) to green (e-methanol with carbon capture and biomethanol) having negative carbon. Therefore, the source of production of renewable fuels (well-to-tank) should take center stage as the renewable bunker fuel market fully develops.

Oil Tanker Freight Market

Crude Tanker - Spot (TCE) Rates: 2013-2025*
(US$/Day)

Year	Caribs	Med	West Africa	AG
	USG or USAC	Med	UKC	Far East
	Panamax	Aframax	Suezmax	VLCC
2013	10,795	7,345	12,196	14,443
2014	21,171	19,010	22,594	25,673
2015	26,816	33,094	39,382	66,716
2016	15,046	17,495	22,754	38,076
2017	9,643	11,082	11,117	19,468
2018	10,200	12,791	9,788	19,777
2019	19,143	19,013	26,756	40,246
2020	19,131	13,161	22,901	48,837
2021	10,792	7,231	1,523	(2,092)
2022	47,201	41,743	32,351	16,888
2023	53,518	52,517	44,374	38,609
2024	36,832	43,784	34,207	29,261
25-Jan	13,966	30,173	21,367	29,363
*Up to January 2025
Source: McQuilling, Note - TCE's are based on Non-Eco, Non-Scrubber vessels

Product Tanker - Spot (TCE) Rates: 2013-2025*
(US$/Day)

Year	UKC	USG	AG	AG
	USG	UKC	Japan	Japan
	MR2	MR2	LR1	LR2
2013	8,296	4,402	7,576	10,878
2014	7,699	3,174	10,523	14,835
2015	16,543	12,067	23,685	29,014
2016	8,620	4,957	12,290	15,475
2017	6,832	3,054	8,118	9,385
2018	5,397	1,923	7,982	9,472
2019	8,875	3,834	14,131	20,230
2020	12,914	8,095	19,441	30,014
2021	4,402	(1,924)	6,218	6,347
2022	24,322	15,215	31,203	35,386
2023	22,558	13,099	27,192	34,761
2024	15,189	18,429	30,938	39,065
25-Jan	13,190	8,310	17,529	26,978
*Up to January 2025
Source: McQuilling, Note - TCE's are based on Non-Eco, Non-Scrubber vessels

The oil tanker market has been historically driven by the largest vessels – VLCCs, with over 60% of global crude and dirty tanker demand being generated by this sector and VLCC earnings being used as the indicator of the overall tanker market and many shipping stocks. The pattern, however, has been drastically disrupted since 2022 when EU’s ban on Russian oil imports and the “Price Cap” structure provided outsized support on Suezmax and Aframax demand by expanding the average sailing distance from exports to Europe to the East of Suez markets. The discounted Russian crude discharged in Asian refineries has simultaneously pushed out cargoes from the Middle East (alongside with OPEC+ production cuts) and the Atlantic Basin (Europe to substitute Russian crude), pulling traditional VLCC demand in these regions down as well as earnings. VLCC spot earnings (non-eco tankers without scrubbers) averaged 32% and 34% lower than Suezmax and Aframax earnings during the 2022-2024 period.

Much like the commodity market where the equilibrium price is achieved through the interaction of demand and supply, the crude tanker market has been undergoing the “rebalancing process” with 103 Suezmaxes and 185 Aframax-sized tankers ordered in the past two years compared to 99 VLCCs (80% of these VLCC orders were placed in 2024). The heavy orderbook is expected to exert downward pressure on earnings from the supply side, counteracting the upward support from recent US/EU/UK sanctions on Russian oil shipments exceeding the price cap. Tanker demand also contributed towards narrowing the earning gap between VLCCs and mid-sized tankers, with charterers constantly favoring competitive VLCCs on a $/bbl freight basis for short-haul intra-Atlantic Basin trades, including exports from US Gulf, Guyana (excluding the Sep-Jan no VLCC window), Brazil and West Africa to the European market.

A much deeper cannibalization of mid-sized tanker demand has been found in Westbound trades from the Middle East during the past year, due to Houthi attacks on commercial vessels transiting through the Red Sea. Despite the lower maritime volume with Saudi maximizing the use of the East-West Pipeline to bypass the Bab al-Mandab strait, VLCC demand for Middle East>Europe and the Mediterranean saw a notable jump on both sailing distance and transported volume as charterers combined mid-sized cargo stems and utilized VLCCs for long-haul rerouting through the Cape of Good Hope. The escalated shipping costs had inspired creative chartering ideas in 2024; with CPP tanker freight also dramatically jumping due to the Red Sea closure, oil traders cleaned up their controlled uncoated VLCC and Suezmax tonnages to carry Indian and Middle Eastern oil products to Africa and Europe, further supporting demand and earnings for these large crude carriers.
The “rebalancing process”, however, has not been as seamless and straightforward as expected. We began 2024 facing challenges at two critical maritime chokepoints - the Panama Canal and the Red Sea. The Panama Canal saw reduced daily transits due to low rainfall, while the Red Sea was disrupted by attacks from Iran-backed Houthi forces in response to the Israel-Hamas conflict. While the Panama Canal disruption has had a much greater impact on product tankers and gas carriers, the Red Sea closures drastically changed voyage routes, oil flows and vessels used for Eastbound and Westbound cargoes, including Russian exports to China. Interestingly, exports to India remained unaffected, as Russian crude continued to flow from Baltic ports via Aframaxes transiting the Suez Canal. Indian oil majors received Russian crude on a delivered basis, allowing shipowners flexibility in routing. Another factor that heavily impacted Russia’s oil exports this year has been Ukraine’s drone strikes on Russian refineries with over 800,000 b/d of capacity offline from April 2024 alongside with scheduled maintenance. The rapid change in Russia’s oil balances has resulted in more crude exports but a reduction in outbound volume of refined products and multiple export bans on gasoline and diesel throughout the year. We closed the year with extensive efforts from US, UK and EU to further curtail illicit Russian barrels trading above the price cap – a net total of 138 crude and 50 coated tankers have been added to the global sanction list since Oct 2024.
A potential recession remained a concern during 2024 with US Federal Reserve cutting the interest rates by 1.0% since Sep 2024 while Bank of Japan (BOJ) raised short-term interest rates in March for the first time in 17 years. With Donald Trump elected the US President for his 2nd term, geopolitical risk remains, particularly in the context of future US-China relation, tariff threats against US-allies, and a potential change in sanctions policy facing Russia and Iran.
Earnings for product tankers in 2024 remained well above the historical averages, especially LR2s, reaching their peak level since 2000. The introduction of the “Price Cap” on Russian oil product exports since 2023 has seen a strong pull of Middle Eastern and US Gulf diesel flow to Europe, supporting both LR and MR tanker demand amid much longer sailing distances. Meanwhile, with Russian barrels losing the European market, these cargoes have been sent further distances to Africa (gasoline), Latin America (diesel) and Asia (naphtha) by MR2s and LR1s, that latter of which having extensively grown their market share in exporting Russian products. CPP tanker demand and earnings found further support amid the Red Sea closure this year; without pipeline bypasses as crude flows, the disruption has pushed coated tankers to reroute through the Cape of Good Hope for both East-to-West diesel and West-to-East naphtha and gasoline exports, as well as an immediate trade flow change with Europe increasing its intake of diesel from the US Gulf (by MR2) rather than long-haul imports from the Middle East. As mentioned above in the crude tanker section, uncoated VLCCs and Suezmaxes have been actively chartered by oil traders for Westbound diesel exports from India and Middle East – a new trade that developed in 2024 due to heightened LR freight levels.

Oil Tanker Orderbook

Years 2022-2023 proved to be very bullish for midsize tanker segments in both CPP and DPP; however, with the historically low VLCC orderbook and the impact of sanctions. Compared to the light orderbook for crude tankers in front years, we have recorded significant orderings for product and chemical tankers in the past two years, with most of these ships (coated Aframaxes and MR2s) scheduled to be delivered in the 2025-2026 period. Across 2023 and 2024, a record-breaking number of coated tanker orders were placed as owners bet on sustained Russian oil flows, the ongoing closure of the Red Sea, and a robust recovery in the chemical market. During this two-year period, we recorded orders for 175 LR2s, 307 MR2s, and even 68 LR1s.
On the supply side, global chemical tanker fleet growth (including all IMO tankers with valid Certificate of Fitness, trading Chemicals or CPP) slowed to 1.7% in 2023, the lowest level in a decade, and maintained below 2% in 2024. The strong market in 2022 spurred new orders, with over 330 ships ordered in 2023 and 390 in 2024, surpassing the previous peak of 322 orders in 2013, marking the highest level in this recent decade. Newbuilding deliveries are expected to increase from 2025, gradually expanding the fleet by 4% in 2025 and over 5% in 2026. High freight rates in recent years have delayed vessel scrapping, with demolitions virtually halting in 2023 and remaining low in 2024. However, a market downturn could lead to a resurgence in scrapping as owners seek to cut costs. As of early 2025, there were approximately 5,140 chemical tankers currently trading (including all IMO tankers with valid CoFs). Of these, 1,635 tankers were above 40,000 DWT, representing 20% of the chemical tanker market, with an average age of 12 years. These vessels may occasionally swing into the CPP market when chemical cargo demand wanes, and many tankers which were ordered with the clear intention of being used primarily on traditional product trades have been built to a higher specification making them IMO Type II level. These tankers could continue to exert notable influence over CPP shipping outlook going forward. The current orderbook includes over 775 vessels as of early 2025, with the orderbook-to-fleet ratio climbing to 15%. A notable 42% of the orderbook comprises IMO-Certified MR2s over 40,000 DWT. The significant orderbook, representing 20% of the fleet for this group of chemical tankers, continues to pose challenges for CPP owners if the tonnage swings over, adding further supply-side pressure.

Fleet Profile
When looking at the 2024 orderbook numbers for clean tankers, LR2 orders stand at 44.8% of the total fleet, which is more than double the previous year’s 22% figure. This is a significant number, but if we take into account owners’ decisions to adjust orders from Aframaxes to LR2s, it makes sense as two fleets theoretically merge into one. Chemical MR2s are next in line with 27.4% of the current fleet on order, followed by LR1s at 16.5%. This is a very robust fleet growth for a relatively young CPP Fleet. Looking closely at the CPP fleet age profile, we see that Chemical MR2 tankers continue to be the youngest fleet with 55.3% below 10 years. A close second is the LR2 sector with 50.3% of vessels below 10 years of age. The oldest CPP fleet is the product MR1 with only 10% of fleet below 10 years of age, due mainly to owners switching to Chemical MR1 orders for added trading flexibility.
Contracting
Throughout the past year of 2024, we have captured 127 uncoated vessels ordered, including 79 VLCCs, 44 Suezmaxes, and only 4 uncoated Aframaxes. This is a significant jump from last year’s 85 total DPP orders. Even though DPP tanker orders have increased by 33% since last year, they are still below the historic average and far from the highs of 2006 during which over 300 vessels were ordered. We do not anticipate 2006 levels coming back anytime soon as owners continue to favor clean tankers for their flexibility as markets get progressively volatile due to political conflicts, continued development of diversified energy sources, and ever-changing environmental regulations.
CPP total orders in 2024 numbered 341 vessels, even higher than the 288 ordered in 2023 - although the interest in ordering Aframax-sized coated tankers has slightly retreated (but still above historical averages). The LR1 fleet has seen a consistent slowdown in net fleet growth since 2017, with both trading fleet size and supply equivalents falling below zero in 2024. Compared to the sharp jump in LR2 net fleet growth in the 2026-2028 period, we foresee a tempered increase for LR1s amid a relatively lighter orderbook and a large number of demolition candidates expected to exit the trading fleet and/or to be sold for shadow trading, considering the increased LR1 market share percentage in exporting Russian oils.
2023 was the first year on record where a majority of tankers were ordered from Chinese yards. Fast forward to 2024, where two-thirds of all orders were with Chinese yards. This is a significant shift, coinciding with the experience gained building more complex vessels (compared to box ships and dry bulk carriers) and a reputation for reliable ships delivered on time. South Korean yards are in second place, however, losing momentum despite the reputation for building the most complex of the vessels on order (clean tankers). Japanese yards have dramatically decreased their output with only 47 vessels, predominantly clean and chemical varieties as demographics have strained the productivity and efficiency of these yards. There is also a new entrant on the block – Vietnamese yards that have historically joined forces with Korean and Japanese yards to gain expertise are becoming a more prominent fixture in the shipbuilding industry.

Oil Tankers: Newbuilding Prices: 2002-2025*
(In millions of U.S. Dollars)

	MR2	LR1	LR2	Aframax	Suezmax	VLCC
	50,000	75,000	110,000	110,000	160,000	300,000
Year End	DWT	DWT	DWT	DWT	DWT	DWT
2002	26.8	30.6	36.5	34.5	43.5	63.3
2003	31.5	36.3	43.1	41.1	51.1	75.1
2004	39.8	49.2	60.6	58.6	70.3	108.5
2005	45.0	52.0	65.0	63.0	80.5	120.0
2006	45.0	55.0	68.0	66.0	82.0	145.0
2007	43.0	63.0	71.0	69.0	88.0	141.0
2008	43.0	54.0	68.0	66.0	78.0	128.0
2009	33.0	42.0	52.0	50.0	64.0	101.5
2010	35.7	43.5	57.6	55.6	66.3	102.5
2011	34.0	40.0	53.7	51.7	61.5	95.0
2012	32.0	36.0	44.0	42.0	54.0	87.0
2013	34.0	36.0	47.0	45.0	58.0	91.0
2014	35.9	47.5	54.5	51.0	64.0	98.0
2015	35.4	45.0	55.0	51.8	65.0	95.0
2016	32.4	38.5	45.0	42.0	57.3	85.0
2017	35.0	38.5	45.3	43.3	56.0	83.0
2018	37.8	43.8	51.3	47.8	62.8	92.3
2019	38.0	44.8	52.0	49.5	63.5	95.5
2020	34.0	36.0	47.0	45.5	55.0	87.0
2021	38.0	44.0	56.8	53.5	65.5	98.0
2022	46.0	54.0	69.5	66.0	80.5	116.5
2023	49.0	58.0	71.0	69.0	86.0	121.0
2024	52.0	65.0	78.0	75.0	91.0	132.8
Jan-25	52.0	65.0	78.0	75.0	90.5	133.0
Feb-25	51.0	63.5	76.5	73.5	88.0	130.0
Long-term average	38.7	46.5	56.0	54.6	68.0	103.9
*Up to February 2025
Source: McQuilling
Second-hand Prices
Supply is one of the most critical elements when determining freight levels and an increased pace of exits could potentially support freight rates. Owners of disadvantaged tonnage may be more inclined to sell older vessels for demolition, particularly in the context of reduced floating storage opportunities and higher steel scrap pricing. However, 2024 continued the trend of disadvantaged tonnage instead changing hands in an opaque second-hand market, resulting in even more competition for “conventional” ships albeit at reduced efficiency.
Second-hand activity for LR2s was relatively subdued with only 23 transactions in all of 2024. If we compare that with 2023 with 44 vessels changing hands, we see that owners are holding on to their tonnage for a multitude of reasons. First, vessels bought in 2023, especially the older tonnage, were bought to trade in the ‘shadow’ trade, and since it continues, it makes sense that owners are not as eager to get rid of the tonnage for which they paid considerable premiums for. Secondly, increased scrutiny of KYC made it harder for the ‘shadow’ fleet to change hands. Lastly, prices have become very firm to justify buying older vessels, as earnings premiums have dissipated.

Likewise for LR1s, second-hand transactions were also limited with only 16 vessels changing hands in 2024, a stark contrast to 70 vessels bought in 2023. This lull in activity may be accounted for by similar factors as the LR2 segment: saturation of ‘shadow’ fleet, owners holding on to tonnages due to ongoing need for the said ‘shadow’ vessels, and considerably firm secondhand prices as well as associated risk to deter conventional owners from the secondhand market and instead switch to new buildings. However, if Trump decides to tighten Russian sanctions for negotiating purposes, the trend could quickly reverse.
Trading volume for MR2s in the second-hand market was down from 2023. This year there were 144 transactions, compared to 258 transactions in 2023. As the earnings cooled off from the onset of the geopolitical turmoil, owners were more scrupulous of paying at the top of the market. The average age of second-hand volume was 13 years old with a lot of en-bloc deals and the majority of MR2s sold were IMO2.

Oil Tanker Second-hand Prices for 5-year-old vessels: 2002-2025*
(In millions of U.S. Dollars)

	MR2	LR1	LR2	Aframax	Suezmax	VLCC
	50,000	75,000	110,000	110,000	160,000	300,000
Year End	DWT	DWT	DWT	DWT	DWT	DWT
2002	20.0	20.0	29.5	27.5	38.0	54.0
2003	26.0	27.9	37.5	35.5	46.8	69.0
2004	39.0	42.0	59.5	57.5	75.0	108.0
2005	47.0	48.0	65.0	63.0	75.0	115.0
2006	48.5	56.0	68.5	66.5	82.0	115.0
2007	53.0	58.0	69.0	67.0	96.0	130.0
2008	41.0	50.0	64.0	62.0	78.0	124.0
2009	22.5	31.5	41.0	39.0	56.0	72.0
2010	23.2	35.8	41.2	39.2	59.3	81.8
2011	26.0	28.0	32.0	30.0	42.5	56.0
2012	21.0	24.0	28.0	26.0	41.0	58.0
2013	27.0	25.0	29.5	27.5	38.0	55.0
2014	23.3	29.7	42.3	37.5	51.0	71.8
2015	27.3	35.0	48.5	45.0	60.1	77.5
2016	21.0	27.5	36.3	28.5	41.3	60.5
2017	24.8	27.5	34.5	30.8	40.5	61.0
2018	27.4	29.3	34.8	33.5	43.5	62.5
2019	30.0	32.1	39.3	37.5	47.5	69.5
2020	25.0	26.0	36.0	33.5	43.5	67.0
2021	29.2	31.2	42.0	39.2	47.8	72.3
2022	40.5	42.0	55.3	53.0	61.5	93.0
2023	44.0	48.0	66.5	63.5	72.8	95.0
2024	47.3	54.8	75.3	71.8	84.5	115.3
Jan-25	46.5	54.2	75.0	70.5	83.5	114.8
Feb-25	44.3	52.5	72.5	67.8	80.5	111.5
Long-term average	32.5	36.8	46.9	45.2	58.5	83.2
*Up to February 2025
Source: McQuilling

Sustainability Initiatives and Focus on ESG
We aim to uphold and advance a set of principles and practices regarding Environmental, Social and Governance matters and have developed, adopted, and implemented ESG initiatives within our operations and business culture. In adopting these initiatives, our primary goals are to reduce the environmental impact of our operations, create a safe and healthy work environment, both at sea and onshore, and engage in responsible corporate governance practices. Our Board of Directors, which includes five independent members, oversees our ESG strategy, evaluates and adopts ESG initiatives including those relating to sustainability and climate change, assesses ESG risks and opportunities, and promotes responsible ESG practices within our Company. In May 2024, we published our fourth comprehensive sustainability report, which was prepared in accordance with the Sustainability Accounting Standards Board ("SASB") Marine Transportation standard, and which disclosed our ESG performance in 2023. The sustainability report is available on our website at www.scorpiotankers.com. The information included on or accessible through our website is not incorporated by reference into this annual report.
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
•Joining the IMPA Maritime Environmental Footprint (IMEF) Initiative to enhance Scope 3 emissions reporting through an industry-wide activity-based approach, supporting greater transparency and decarbonization efforts.
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

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations will begin May 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted in draft amendments to Annex IV that will enter into force in March 2026. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III Nitrogen Oxide (NOx) standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
At MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
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
Additionally, in 2022, MEPC amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include: (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. That same year, MEPC amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. In 2021, MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. This review commenced at MEPC 82 in Fall 2024, and there will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.
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
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods, and (3) mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions. The newest edition of the IMDG Code took effect on January 1, 2024, although the changes are largely incremental.
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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. Additional procedures for monitoring cybersecurity have been established and are in place in the vessel's safety management system.
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
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) Convention in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. As of September 2024, the BWM convention has implemented mandatory ballast water requirements and mandatory concentration limits, commonly referred to as "D2" Standards. As of February 2025, all ships are required to carry a ballast water record book as well as an international ballast water management certificate.
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
The MEPC maintains guidelines for approval of ballast water management systems (G8). At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemicals, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all ships have been required to meet the D-2 standard. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which are expected to enter into force in October 2025. Pursuant to the ongoing review, in Fall 2024, MEPC 82 approved the 2024 Guidance on ballast water record keeping and reporting and the 2024 Guidance for Administrations on the type approval process for ballast water management systems to support harmonized evaluation by Administrations.
As ballast water treatment requirements (D2 Standard) have become mandatory internationally under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. Many countries regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters intending to conduct ballast water discharge operations to comply to specific regulations outlined in the United States Code of Federal Regulations (CFR) and to comply with certain reporting requirements.

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
Anti-Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the "Anti-fouling Convention." The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate, or the "IAFS Certificate", is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tons engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent.
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
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, in August 2023, the BSEE released the final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations.
In January 2021, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters, but ultimately the order was rendered ineffective by a permanent injunction issued by a Louisiana court. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. In December 2024, the Biden administration also gave approval for the sales of oil and gas leases in Alaska. On January 6, 2025, the Biden administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but Louisiana-led states and fossil fuel groups are challenging the ban. The Trump administration indicated it will attempt to revoke this ban and also proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills, and many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. These laws may be more stringent than U.S. federal law. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.
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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the U.S. Coast Guard must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
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
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called "SOx-Emission Control Area"). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the EU ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Compliance with the Maritime EU ETS resulted in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.
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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the Trump administration announced that the United States intends to withdraw from the Paris Agreement, and that withdrawal became effective on November 4, 2020. On January 20, 2021, the Biden administration issued an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. In January 2025, President Trump signed an executive order to begin the withdrawal of the United States from the Paris Agreement.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas (“GHG”) emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the “levels of ambition.” In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG . Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (1) reduce total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (2) reducing the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In March 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures. In Fall 2024, MEPC 82 made further progress on the development of these mid-term measures, and the Committee is expected to approve amendments at MEPC 83 (Spring 2025) for adoption in October 2025. Compliance with these regulations and other changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.
Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, the European Union's carbon market, EU ETS, has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The resulting final rule was issued in December 2023. Such rules may be subject to revision or revocation following the change in federal administration beginning in 2025. The EPA or individual states could enact these or other environmental regulations that could affect our operations.
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
Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance, including war loss of hire and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against marine loss of hire (except for certain charters for which we consider it appropriate), which covers the loss of use of a vessel in excess of a certain period.
Protection and Indemnity Insurance
Protection and indemnity insurance provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, including claims such as collision, property damage, pollution, environmental damage, pollution and removal of wrecks. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$10 million up to, currently, approximately US$3.1 billion. In case of an ‘overspill’ claim, which would fall back on the collective membership and on the total limitation of the liability of group membership, that amount may go up to approximately US$8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
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
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in “Item 18. Financial Statements.” You should also carefully read the following discussion with the sections of this annual report entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry,” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023, and 2022 have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.
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
The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Bareboat Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	One year or more	Varies
Hire rate basis (1)	Varies	Daily	Daily	Varies
Voyage expenses (2)	We pay	Customer pays	Customer pays	Pool pays
Crewing and other vessel operating costs (3)	We pay	We pay	Customer pays	We pay
Charterhire expense or bareboat chartered-in vessels (3)	We pay	We pay	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay	Customer pays	Pool does not pay
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

As of March 20, 2025, 83 of the vessels in our operating fleet were operating in the Scorpio Pools and 16 were operating on time charter-out agreements.
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
•charges related to the depreciation of right of use assets (accounted for under IFRS 16) which is based upon the straight-line depreciation of the right of use asset over the life of the lease or the useful life of the asset, if a purchase obligation or a purchase option is reasonably certain to be exercised; and
•charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time charter equivalent (TCE) revenue or rates. We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period (see Item 5. Operating and Financial Review and Prospects - Important Financial and Operational Terms and Concepts for definition and reconciliation of TCE revenue).
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
Our expenses were affected by the fees we pay SCM, SSM, and SSH for commercial management, technical management and administrative services, respectively. SCM, SSM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer and our Vice President are members, provide commercial, technical and administrative management services to us, respectively. We pay fees to SCM and SSM for our vessels that operate both within and outside of the Scorpio Pools. The fees charged to our vessels operating within the Scorpio Pools are identical to what SCM charges third-party owned vessels operating within the Scorpio Pools. Under the 2018 Revised Master Agreement, and during the year ended December 31, 2023, when our vessels were operating in one of the Scorpio Pools, SCM, the pool manager, charged fees of $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. For commercial management of our vessels that were not operating in any of the Scorpio Pools, we paid SCM a fee of $250 per vessel per day for each LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.
Pursuant to the 2018 Revised Master Agreement, the fixed annual technical management fee that we pay to SSM was reduced from $250,000 per vessel to $175,000, effective January 1, 2018 and certain services previously provided as part of the fixed fee are now itemized. The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement did not materially differ from the annual management fee charged prior to the amendment.
Under the 2024 Revised Master Agreement, the per day fees charged by SCM were increased by $35 per vessel per day. Under this agreement, commercial management fees on vessels that are not operating in any of the Scorpio Pools will be $285 per vessel per day for each LR2 vessel and $335 per vessel per day for each Handymax and MR vessel on the effective date. For vessels operating in one of the Scorpio Pools, SCM, the pool manager, increased its fees to $285 per vessel per day with respect to our LR2 vessels, and $360 per vessel per day with respect to each of our Handymax and MR vessels as of July 1, 2024. Commissions on gross revenues per charter fixture remain unchanged. The percentage commission rates for vessels operating within or outside of the Scorpio Pools remained unchanged under the 2024 Revised Master Agreement. Under the 2024 Revised Master Agreement, the per day fees charged by SCM were increased to $187,500 plus additional amounts for certain itemized services per vessel.
We also reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described in "Item 4 - Information on the Company".

A.Operating Results
Results of Operations for the year ended December 31, 2024 compared to the year ended December 31, 2023

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2024	2023	favorable / (unfavorable)	Change
Vessel revenue	$1,243,951	$1,341,222	$(97,271)	(7)%
Vessel operating costs	(319,147)	(315,582)	(3,565)	(1)%
Voyage expenses	(30,371)	(13,243)	(17,128)	(129)%
Depreciation - owned or sale leaseback vessels	(185,319)	(178,259)	(7,060)	(4)%
Depreciation - right of use assets	—	(24,244)	24,244	100%
General and administrative expenses	(121,048)	(106,255)	(14,793)	(14)%
Write-off of deposits on scrubbers	—	(10,508)	10,508	100%
Gain on sales of vessels	176,537	12,019	164,518	1,369%
Financial expenses	(109,539)	(183,231)	73,692	40%
Dividend income and fair value loss on financial assets measured at fair value through profit or loss, net	(11,176)	—	(11,176)	(100)%
Financial income	15,947	19,112	(3,165)	(17)%
Share of income from dual fuel tanker joint venture	7,664	5,950	1,714	29%
Other income and (expenses), net	1,275	(83)	1,358	1,636%
Net income	$668,774	$546,898	$121,876	22%
Net income. Net income for the year ended December 31, 2024 was $668.8 million, an increase of $121.9 million, or 22%, from net income of $546.9 million for the year ended December 31, 2023. The differences between the two periods are discussed below.
Vessel revenue. Vessel revenue for the year ended December 31, 2024 was $1,244.0 million, a decrease of $97.3 million, or 7%, from vessel revenue of $1,341.2 million for the year ended December 31, 2023. Average TCE revenue per day (a non-IFRS measure) decreased to $32,573 per day during the year ended December 31, 2024, from $32,711 per day during the year ended December 31, 2023. The decrease in revenue is discussed below by operating segment.

The following is a summary of our consolidated revenue by revenue type, in addition to TCE revenue per day and total revenue days.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2024	2023	favorable / (unfavorable)	Change
Pool and spot market revenue by operating segment
MR	$510,880	$614,790	$(103,910)	(17)%
LR2	458,649	418,586	40,063	10%
Handymax	120,541	154,586	(34,045)	(22)%
Total pool and spot market revenue	1,090,070	1,187,962	(97,892)	(8)%
Time charter-out revenue	153,881	153,260	621	—%
Gross revenue	1,243,951	1,341,222	(97,271)	(7)%
Voyage expenses	(30,371)	(13,243)	(17,128)	(129)%
TCE revenue (1)	$1,213,580	$1,327,979	$(114,399)	(9)%

Daily pool and spot market TCE by operating segment: (1)
MR pool and spot market	$29,708	$31,258	$(1,550)	(5)%
LR2 pool and spot market	43,669	39,486	4,183	11%
Handymax pool and spot market	24,146	29,578	(5,432)	(18)%
Consolidated daily pool and spot market TCE	33,344	33,477	(133)	—%
Time charter-out - daily TCE	27,907	27,655	252	1%
Consolidated daily TCE	32,573	32,711	(138)	—%

Pool and spot market revenue days per operating segment
MR	16,898	19,593	(2,695)	(14)%
LR2	10,253	10,561	(308)	(3)%
Handymax	4,828	5,101	(273)	(5)%
Total pool and spot market revenue days	31,979	35,255	(3,276)	(9)%
Time charter-out revenue days	5,284	5,344	(60)	(1)%
Total revenue days	37,263	40,599	(3,336)	(8)%
(1) We report TCE revenues (as defined above, in the section entitled Important Financial and Operational Terms and Concepts), a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. To arrive at daily TCE, we deduct voyage expenses from vessel revenue for each operating segment and then divide that figure by the number of revenue days in each period.
Pool and spot market revenue. Pool and spot market revenue for the year ended December 31, 2024 was $1,090.1 million, a decrease of $97.9 million, or 8% from $1,188.0 million for the year ended December 31, 2023. While revenues decreased in the aggregate during the year ended December 31, 2024, the markets remained historically strong, as daily TCE was relatively flat year over year. The decrease in revenues can be attributed primarily to a decrease in revenue days. Pool and spot market revenue days decreased to 31,979 days for the year ended December 31, 2024 from 35,255 days for the year ended December 31, 2023. This aggregate decrease was driven by (i) the performance of special surveys on a total of 53 vessels for a total of 1,224 days, and (ii) the sales of 12 vessels during the year ended December 31, 2024.

MR pool and spot market revenue. MR pool and spot market revenue for the year ended December 31, 2024 was $510.9 million, a decrease of $103.9 million, or 17%, from $614.8 million for the year ended December 31, 2023, while daily TCE decreased only 5% as demand for MR vessels remained robust, period over period with their performance primarily driven by high refinery utilization and export volumes, particularly out of the U.S. Gulf. This strength was offset by weakness in European demand for refined petroleum products, which impacted imports into that region during the year.
Pool and spot market revenue days decreased to 16,898 days from 19,593 days during the years ended December 31, 2024 and 2023. This decrease was mainly driven by the sale of 11 MR product tankers as well as the performance of scheduled drydocks throughout the year.
LR2 pool and spot market revenue. LR2 pool and spot market revenue for the year ended December 31, 2024 was $458.6 million, an increase of $40.1 million, or 10%, from $418.6 million for the year ended December 31, 2023. This increase occurred despite a slight decrease in pool and spot market revenue days to 10,253 days from 10,561 days during the years ended December 31, 2024 and 2023, respectively, as we completed scheduled drydocks on eight LR2s during 2024 as compared to two during 2023. During 2024, our LR2 vessels benefited from increased ton-mile demand as vessels were re-routed around the Cape of Good Hope due to unsafe conditions in the Red Sea brought on by the conflict between Israel and Hamas. This transit route attracts a high volume of LR2 vessels carrying distillate cargoes between the Middle East and Europe. As a result, LR2 daily pool and spot market TCE increased to $43,669 per day from $39,486 per day.
Handymax pool and spot market revenue. Handymax pool and spot market revenue for the year ended December 31, 2024 was $120.5 million, a decrease of $34.0 million, or 22%, from $154.6 million for the year ended December 31, 2023. This decrease was primarily driven by a lower rate environment in the second half of the year. Reduced European export volumes (where these vessels primarily trade) led to this softer environment, reflecting weaker economic activity in Europe and lower refining margins which had a negative impact on daily spot TCE rates. As a result of these factors, daily pool and spot market TCE for our Handymax vessels decreased to $24,146 per day from $29,578 per day during the years ended December 31, 2024 and 2023, respectively. Pool and spot market revenue days decreased 5% to 4,828 days during 2024 from 5,101 days in 2023, mainly driven by the performance of special surveys and drydocks throughout the year as a result of the timing of scheduled drydocks on certain vessels.
Time charter-out revenue. Time charter-out revenue for the year ended December 31, 2024 was $153.9 million and $153.3 million for the year ended December 31, 2023 as the number of vessels on time charter-out agreements remained constant until the fourth quarter of 2024 when STI Jardins commenced a time charter. The terms of our vessels that are on time charter-out arrangements are summarized as follows:

Vessel	Vessel class	Term	Rate		Commencement date
STI Gratitude	LR2	Three years	$28,000/day	(1)	May-22
STI Guard	LR2	Five years	$28,000/day	(2)	July-22
STI Gladiator	LR2	Three years	$28,000/day	(3)	July-22
STI Guide	LR2	Three years	$28,000/day	(3)	July-22
STI Marshall	MR	Three years	$23,000/day	(4)	July-22
STI Magnetic	MR	Three years	$23,000/day	(5)	July-22
STI Miracle	MR	Three years	$21,000/day	(6)	August-22
STI Memphis	MR	Three years	$21,000/day	(7)	June-22
STI Connaught	LR2	Three years	$30,000/day	(8)	August-22
STI Lombard	LR2	Three years	$32,750/day	(9)	September-22
STI Gauntlet	LR2	Three years	$32,750/day		November-22
STI Duchessa	MR	Three years	$25,000/day		October-22
STI Lavender	LR2	Three years	$35,000/day		December-22
STI Grace	LR2	Three years	$37,500/day	(10)	December-22
STI Jermyn	LR2	Three years	$40,000/day	(11)	April-23
STI Jardins	MR	Three years	$29,550/day		October-24

(1)    This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. In February 2025, the charterer exercised its option to extend the term of this agreement for an additional year at $31,000 per day commencing in May 2025. The charterer has an additional option to further extend the term of this agreement for an additional year at $33,000 per day.
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
Vessel operating costs. Vessel operating costs for the year ended December 31, 2024 were $319.1 million, an increase of $3.6 million, from $315.6 million for the year ended December 31, 2023. This increase was in spite of a decrease in vessel operating days to 38,900 days from 41,028 days for the years ended December 31, 2024 and 2023, respectively, which was mainly the result of the sale of 12 vessels during the year ended December 31, 2024. Average vessel operating costs per day increased to $8,204 per day during the year ended December 31, 2024 from the average of $7,692 per day during the year ended December 31, 2023. The increase was driven primarily by higher repairs and maintenance costs, coupled with disruptions in trading patterns that have impacted the costs of sourcing and transporting spare parts within the LR2 segment. Vessel operating costs by operating segment are discussed below.

The following table is a summary of our vessel operating costs by operating segment:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2024	2023	favorable / (unfavorable)	change
Vessel operating costs
MR	$152,433	$163,047	$10,614	7%
LR2	127,540	114,595	(12,945)	(11)%
Handymax	39,174	37,940	(1,234)	(3)%
Total vessel operating costs	$319,147	$315,582	$(3,565)	(1)%

Vessel operating costs per day
MR	$7,794	$7,523	$(271)	(4)%
LR2	8,971	8,051	(920)	(11)%
Handymax	7,645	7,423	(222)	(3)%
Consolidated vessel operating costs per day	8,204	7,692	(512)	(7)%

Operating days
MR	19,558	21,683	(2,125)	(10)%
LR2	14,218	14,235	(17)	—%
Handymax	5,124	5,110	14	—%
Total operating days	38,900	41,028	(2,128)	(5)%

MR vessel operating costs. Vessel operating costs for our MR segment were $152.4 million for the year ended December 31, 2024, a decrease of $10.6 million, or 7%, from $163.0 million for the year ended December 31, 2023. Operating days decreased by 2,125 days to 19,558 days from 21,683 days during the years ended December 31, 2024 and 2023, respectively, primarily as a result of the sale of 11 MR product tankers during the year ended December 31, 2024 and two MR product tankers during the year ended December 31, 2023. Operating costs per day increased to $7,794 per day from $7,523 per day, for the years ended December 31, 2024 and 2023, respectively. The increase in daily vessel operating costs is primarily due to general inflationary pressures, with increases in crewing related costs as the most impacted.
LR2 vessel operating costs. Vessel operating costs for our LR2 segment were $127.5 million for the year ended December 31, 2024, an increase of $12.9 million, or 11%, from $114.6 million for the year ended December 31, 2023. LR2 operating costs per day increased to $8,971 per day from $8,051 per day for the years ended December 31, 2024 and 2023, respectively. While the general inflationary pressures also impacted this vessel class, in particular crewing related costs, the aforementioned disruptions in trading patterns due to the effective closure of the Red Sea also impacted the costs of repairs and maintenance and the costs of sourcing and transporting spare parts. LR2 operating days were relatively flat year over year at 14,218 days and 14,235 days during the years ended December 31, 2024 and 2023, respectively.
Handymax vessel operating costs. Vessel operating costs for our Handymax segment were $39.2 million for the year ended December 31, 2024, an increase of $1.2 million, or 3%, from $37.9 million for the year ended December 31, 2023. Handymax operating days remained consistent at 5,124 days and 5,110 days during the years ended December 31, 2024 and 2023, respectively. Daily operating costs for our Handymax vessels increased slightly to $7,645 per day during the year ended December 31, 2024 from $7,423 per day during the year ended December 31, 2023, which was the result of general inflationary pressures across most sub-categories.
Voyage expenses. Voyage expenses were $30.4 million for the year ended December 31, 2024, an increase of $17.1 million, or 129%, from $13.2 million for the year ended December 31, 2023. This was primarily driven by our compliance with the European Emissions Trading System ("EU ETS") which was expanded to the maritime industry as of January 1, 2024. Under the EU ETS requirements, we acquire EU allowances ("EUAs") related to greenhouse gas emissions from our vessels that trade to, from, and within the EU and European Economic Area. During the year ended December 31, 2024, we incurred $12.6 million of expense related to the acquisition of EUAs, for which the cost was passed along to customers in full and recognized as part of revenue.

Depreciation - Owned and lease financed vessels. Depreciation expense for owned and lease financed vessels was $185.3 million for the year ended December 31, 2024, an increase of $7.1 million, or 4%, from $178.3 million for the year ended December 31, 2023. Throughout 2023, we exercised purchase options on 21 lease financed vessels, which were previously accounted for under IFRS 16 – Leases, as reflected by the decrease of $24.2 million in "Depreciation - Right of use assets." The combined decrease in total depreciation is the result of the sale of 12 and two vessels during the years ended December 31, 2024 and 2023, respectively.
General and administrative expenses. General and administrative expenses were $121.0 million for the year ended December 31, 2024, an increase of $14.8 million, or 14%, from $106.3 million for the year ended December 31, 2023. This increase was primarily due to an increase in non-cash restricted stock amortization resulting from grants made during the years ended December 31, 2024 and 2023. The stock price on the date of the grant is used as the fair value for the accounting of the awards under IFRS, which is amortized to expense over the awards' vesting periods. The awards granted to employees vest ratably in years three, four and five following the initial grant. The grants made during the years ended December 31, 2024 and 2023, have a higher fair value than those grants that are vesting and becoming fully amortized given the increase in stock price over those periods. This increase was partially offset by the $8.4 million of accelerated amortization which was triggered by the departure of the Company's former CFO in October 2023 and by an aggregate decrease in cash compensation related costs.
Write-off of deposits on scrubbers. Write-off of deposits on scrubbers of $10.5 million during the year ended December 31, 2023, relates to the write-off of previously incurred deposits and installation costs for scrubbers on 11 MR product tankers which was triggered by the expiration of the Company’s option to purchase these scrubbers.
Net gain on sales of vessels. Net gain on sales of vessels was a gain of $176.5 million for the year ended December 31, 2024 compared to a net gain of $12.0 million for the year ended December 31, 2023. During the year ended December 31, 2024, we sold 11 MRs and one LR2 compared to the year ended December 31, 2023 when we sold two MRs.
Financial expenses. Financial expenses were $109.5 million for the year ended December 31, 2024, a decrease of $73.7 million, or 40%, from $183.2 million for the year ended December 31, 2023. This decrease was primarily attributable to the overall reduction in interest expense on debt and sale leaseback arrangements resulting from the Company’s focus on deleveraging during these periods. Given the strong market conditions and cash flow generation during the years ended December 31, 2022, 2023 and 2024, we have been able to allocate a significant amount of capital towards debt reduction over these periods. Our average debt decreased to $1.2 billion during the year ended December 31, 2024 from $1.9 billion during the year ended December 31, 2023.
Financial expenses for the year ended December 31, 2024 primarily consisted of (i) interest payable on debt of $91.7 million, (ii) amortization of loan fees of $9.2 million, (iii) the loss on extinguishment of debt and write-off of deferred financing fees of $8.5 million, and (iv) accretion of the premiums and discounts primarily recorded as part of the purchase price allocation on the indebtedness assumed from Navig8 Product Tankers Inc. in 2017 of $0.1 million.
Financial expenses for the year ended December 31, 2023 primarily consisted of (i) interest payable on debt of $158.3 million, (ii) amortization of loan fees of $7.3 million, (iii) the loss on extinguishment of debt and write-off of deferred financing fees of $16.5 million and (iv) accretion of the premiums and discounts recorded as part of the purchase price allocation on the indebtedness assumed from Navig8 Product Tankers Inc. in 2017 of $1.1 million.
The decrease in interest expense during the year ended December 31, 2024 when compared to the year ended December 31, 2023, was primarily attributable to the decrease in the average carrying value of our debt during these periods.
The loss on extinguishment of debt and write-off of deferred financing fees during the years ended December 31, 2024 and 2023, respectively, were as follows:
•During the year ended December 31, 2024, our loss on extinguishment of debt and write-off of deferred financing fees was $8.5 million, which related to unscheduled debt and lease repayments during the year and consisted of (i) $2.3 million in extinguishment costs, and (ii) $6.2 million of write-offs of deferred financing fees.
•During the year ended December 31, 2023, our loss on extinguishment of debt and write-off of deferred financing fees was $16.5 million, which related to unscheduled debt and lease repayments during the year and consisted of (i) $10.2 million in extinguishment costs, (ii) $4.3 million of write-offs of deferred financing fees, (iii) $2.7 million of write-offs of the discounts which were initially recorded upon the assumption of the debt, (iv) $0.8 million of accelerated effective interest on right of use liabilities, offset by (v) a gain of $1.5 million related to the adjustment of the carrying values of certain sale and leaseback arrangements related to the notifications to exercise purchase options.

Dividend income and fair value loss on financial assets measured at fair value through profit or loss, net was $11.2 million, which consisted of an unrealized loss of $15.0 million for the year ended December 31, 2024, offset by $3.8 million of dividends received related to the investment in DHT. During the year ended December 31, 2024, we invested $89.1 million for a passive, minority interest in DHT, a publicly traded crude tanker shipping company which owns a fleet of 27 Very Large Crude Carriers, including four newbuildings on order. We purchased 7,982,480 common shares in DHT in the open market at an average price of $11.17 per share during this period.
Financial income. Financial income was $15.9 million for the year ended December 31, 2024, a decrease of $3.2 million, or 17%, from $19.1 million for the year ended December 31, 2023. Financial income is mainly derived from interest earned on our cash deposits. This decrease was driven by a decrease in our average cash balance during the year ended December 31, 2024 as compared to the prior year.
Results of Operations for the year ended December 31, 2023 compared to the year ended December 31, 2022
For a discussion of our results for the year ended December 31, 2023 compared to the year ended December 31, 2022, please see “Item 5 - Operating and Financial Review and Prospects - A. Operating Results - Results of Operations for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022” contained in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 22, 2024.
B. Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs is expected to be the cash flows generated from our vessels, which primarily operate in the Scorpio Pools, in the spot market or on time charter, in addition to our cash on hand and availability under revolving lines of credit. We believe that the Scorpio Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.
We currently project that we will have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations and obligations under sale and leaseback arrangements) for a period of at least 12 months from the date of this annual report.
Our revenues are earned via the seaborne transportation of crude oil and refined petroleum products in the international shipping markets. We have benefited from a cyclical uptrend in the product tanker market over the past three years. The cash flows generated during these years have enabled us to accumulate liquidity, repay debt and deleverage our balance sheet.
From December 31, 2024 through the date of this report, we have executed the 2025 $500.0 Million Revolving Credit Facility, placed $200.0 million of new senior unsecured bonds in the Nordic bond market (the “Unsecured Senior Notes Due 2030”) and redeemed the $70.6 million outstanding under Unsecured Senior Notes Due 2025.
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

As of December 31, 2024, our cash and cash equivalents balance was $332.6 million, which was less than our cash and cash equivalents balance of $355.6 million as of December 31, 2023. As of December 31, 2024, we had $288.2 million of availability under the revolving portion of the 2023 $1.0 Billion Credit Facility. The changes in our cash balance are discussed below under the section entitled Cash Flows. As of March 20, 2025 and December 31, 2024, we had approximately $1.0 billion and $878.1 million in aggregate outstanding indebtedness, respectively (which reflects the amounts payable under term loan and revolving credit facilities and lease financing arrangements, and excludes unamortized deferred financing fees or other premiums and discounts). As of March 20, 2025, we had $288.2 million of availability under the revolving portion of the 2023 $1.0 Billion Credit Facility and $500.0 million of availability under the 2025 $500.0 Million Revolving Credit Facility. All of our credit facilities are described below under “Long-Term Debt Obligations and Credit Arrangements.”
As of December 31, 2024, our long-term liquidity needs were primarily comprised of our debt repayment obligations for our secured credit facilities and lease financing arrangements.
Equity
2023 Securities Repurchase Program
On February 15, 2023, our Board of Directors authorized a new securities repurchase program to purchase up to an aggregate of $250 million of securities which, in addition to our common shares, consisted of our Unsecured Senior Notes Due 2025 (NYSE: SBBA) at the date of authorization.
During the year ended December 31, 2023, we repurchased an aggregate of 8,069,020 of our common shares at an average price of $48.90 per share under the 2023 Securities Repurchase Program.
On each of May 1, 2023, May 31, 2023, and November 9, 2023, the Board of Directors authorized resetting the amount available to repurchase the Company's securities and unsecured senior notes under the 2023 Securities Repurchase Program up to an aggregate of $250 million.
On July 29, 2024, our Board of Directors replenished and increased the 2023 Securities Repurchase Program to purchase up to an aggregate of $400 million of the Company’s securities which, in addition to our common shares also consist of our unsecured senior notes.
During the year ended December 31, 2024, we repurchased an aggregate of 4,653,189 of our common shares in the open market at an average price of $72.12 per share.
We had $173.7 million remaining under our 2023 Securities Repurchase Program as of December 31, 2024.
There were 26,042,709 and 21,389,520 common shares held in treasury at December 31, 2024 and 2023, respectively.
Shares outstanding
We currently have 175,000,000 registered shares authorized of which 150,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 are designated as preferred shares with a par value of $0.01.
As of December 31, 2024, we had 49,923,042 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.
2013 Equity Incentive Plan
For a description of issuances of our common shares pursuant to our 2013 Equity Incentive Plan, see “Item 6. Directors, Senior Management and Employees - B. Compensation - 2013 Equity Incentive Plan.”
Cash Flows
The table below summarizes our sources and uses of cash for the periods presented:

	For the year ended December 31,
In thousands of U.S. dollars	2024	2023
Cash flow data
Net cash inflow/(outflow)
Operating activities	$825,180	$865,492
Investing activities	307,991	43,611
Financing activities	(1,156,142)	(930,422)

Cash flow from operating activities
Fiscal year ended December 31, 2024 compared to fiscal year ended December 31, 2023
Operating cash flows are driven by our results of operations along with movements in working capital. The following table sets forth the components of our operating cash flows for the years ended December 31, 2024 and December 31, 2023:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2024	2023	favorable / (unfavorable)	Change
Vessel revenue (1)	$1,243,951	$1,341,222	$(97,271)	(7)%
Vessel operating costs (1)	(319,147)	(315,582)	(3,565)	(1)%
Voyage expenses (1)	(30,371)	(13,243)	(17,128)	(129)%
General and administrative expenses - cash (1)(2)	(58,539)	(58,915)	376	1%
Financial expenses - cash (1) (3)	(96,760)	(166,491)	69,731	42%
Change in working capital (4)	68,824	59,472	9,352	(16)%
Financial income - cash	15,947	19,112	(3,165)	(17)%
Other	1,275	(83)	1,358	(1,636)%
Operating cash flow	$825,180	$865,492	$(40,312)	(5)%
(1)See “Item 5. Operating and Financial Review and Prospects- A. Operating Results” for information on these variations for the years ended December 31, 2024 and 2023.
(2)Cash general and administrative expenses are general and administrative expenses from our consolidated statements of operations excluding the amortization of restricted stock of $62.5 million and $47.3 million for the years ended December 31, 2024 and 2023, respectively.
(3)Cash financial expenses represent interest payable on our outstanding indebtedness and lease financing obligations. These amounts are derived from Financial expenses from our consolidated statements of operations excluding (i) the amortization of deferred financing fees of $9.2 million and $7.3 million for the years ended December 31, 2024 and 2023, respectively, (ii) non-cash debt extinguishment costs, primarily the write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities, of $3.5 million and $8.3 million over these same periods, and (iii) accretion of $0.1 million and $1.1 million related primarily to the premiums and discounts recorded as part of the purchase price allocation on the indebtedness assumed from a historical acquisition during the years ended December 31, 2024 and 2023. Cash financial expense decreased due to the overall reduction in interest expense on debt and sale leaseback arrangements resulting from the Company’s focus on deleveraging during these periods. Given the strong market conditions and cash flow generation during the years ended December 31, 2022, 2023 and 2024, we have been able to allocate a significant amount of capital towards debt reduction over these periods. Our average debt decreased to $1.2 billion during the year ended December 31, 2024 from $1.9 billion during the year ended December 31, 2023.
(4)The change in working capital in 2024 was the result of a decrease in accounts receivable and an increase in accounts payable. The decrease in accounts receivable is primarily driven by a decrease in revenue from last year. Our revenues during the year ended December 31, 2024 were primarily derived from the Scorpio Pools and vessels time chartered-out. Receivables from time charter-out arrangements are generally received in advance on a monthly basis. Accounts receivable due from the Scorpio Pools are driven by market conditions in the months preceding the end of the period. The revenues earned by vessels operating in the Scorpio Pools in the months preceding December 31, 2024 were less than the months preceding December 31, 2023, thus leading to a decrease in account receivable. The increase in accounts payable relates to our compliance with the European Emissions Trading System ("EU ETS") which was expanded to the maritime industry as of January 1, 2024. The EU ETS sets a cap on the total amount of certain greenhouse gases that can be emitted by covered entities, and these entities are allocated or required to purchase permits (allowances) for their emissions. Under the EU ETS requirements, we buy EU allowances to offset the greenhouse gas emissions from our vessels that trade to, from, and within the European Union and European Economic Area and submit these allowances to regulators as proof of compliance. Our vessels incur the costs of carbon emissions and these costs are passed along to the customers in most cases. The remaining changes in working capital were driven primarily by timing.

The change in working capital in 2023 was primarily driven by a decrease in accounts receivable, accrued expenses, accounts payable, prepaid expenses and inventories. The decrease in accounts receivable is primarily driven by a decrease in revenue from 2022. The decrease in accrued expenses at December 31, 2023 was primarily the result of a decrease in accrued compensation costs along with decreases in supplier related amounts due. The remaining changes in working capital were driven primarily by timing.

Cash flow from investing activities
The following table sets forth the components of our investing cash flows for the years ended December 31, 2024 and December 31, 2023:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2024	2023	favorable / (unfavorable)	Change
Cash inflows
Net proceeds from disposal of vessels (1)	479,778	64,878	414,900	640%
Distributions from dual fuel tanker joint venture (2)	8,851	1,822	7,029	386%
Dividend from DHT Holdings, Inc. (4)	3,803	—	3,803	N/A
Total investing cash inflows	492,432	66,700	425,732	638%

Cash outflows
Investment in dual fuel tanker joint venture (2)	(1,937)	—	(1,937)	N/A
Drydock, scrubber and BWTS payments (owned, lease financed, and bareboat chartered-in vessels) (3)	(93,367)	(23,089)	(70,278)	304%
Investment in DHT Holdings, Inc. (4)	(89,137)	—	(89,137)	N/A
Total investing cash outflows	(184,441)	(23,089)	(161,352)	699%

Net cash inflow from investing activities	$307,991	$43,611	$264,380	606%

(1)During the year ended December 31, 2024, we sold 11 MR and one LR2 product tanker for aggregate net proceeds of $479.8 million, which excludes $0.2 million of accrued and unpaid selling costs as of December 31, 2024. During the year ended December 31, 2023, we sold two MR product tankers for aggregate net proceeds of $64.9 million which excludes $0.3 million of accrued and unpaid selling costs as of December 31, 2023.
(2)In August 2021, we acquired a minority interest in a portfolio of nine product tankers, which at the time consisted of five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to carry methanol both as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers (two of which were sold during the fourth quarter of 2021 and one of which was sold during the third quarter of 2024). The dual-fuel MR methanol tankers are currently on long-term time charter contracts with initial terms of greater than five years. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million. We account for our interest in this joint venture using the equity method pursuant to IFRS 11 - Joint arrangements. Under this guidance, the investment is initially measured at cost, and the carrying amount of the investment is adjusted in subsequent periods based on our share of profits or losses from the joint venture (adjusted for any fair value adjustments made upon initial recognition). Any distributions received from the joint venture reduce the carrying amount.
In 2024, we contributed an additional $1.9 million to the joint venture to fund the joint venture's purchase of an additional vessel.
The joint venture issued cash distributions of $8.9 million and $1.8 million during the years ended December 31, 2024 and 2023, respectively.
(3)Drydock, scrubber, ballast water treatment system and other vessel related payments represent the cash paid in 2024 and 2023 for the drydocking of our vessels along with payments made as part of the agreements to purchase and install scrubbers and ballast water treatment systems and other vessel equipment.

(4)During 2024, we invested $89.1 million for passive, minority interest in DHT Holdings Inc. (“DHT”), a publicly traded crude tanker shipping company which owns a fleet of 27 Very Large Crude Carriers. We purchased 7,982,480 common shares in DHT in the open market at an average price of $11.17 per share during this period. We received dividends of $3.8 million from this investment during the year ended December 31, 2024.
Cash flow from financing activities
Cash flows from financing activities during the year ended December 31, 2024 primarily consist of the issuance, repayment and costs related to our secured and unsecured debt and sale and leaseback liabilities, the payment of dividends to our common shareholders, and the activity within our securities repurchase programs (defined below). The following table sets forth the components of our financing cash flows for the years ended December 31, 2024 and December 31, 2023:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2024	2023	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities (1)	$99,000	$1,386,482	$(1,287,482)	(93)%
Decrease in restricted cash (2)	—	783	(783)	(100)%
Total financing cash inflows	99,000	1,387,265	(1,288,265)	(93)%

Cash outflows
Repayments on our secured credit facilities (1)	(481,290)	(500,866)	19,576	4%
Repayments under sale and leaseback liabilities (1)	(354,390)	(723,663)	369,273	51%
Repayments under IFRS 16 lease liabilities (1)	—	(516,127)	516,127	100%
Dividend payments (3)	(83,515)	(57,660)	(25,855)	(45)%
Common stock repurchases (4)	(335,593)	(489,680)	154,087	31%
Debt issuance costs (5)	(354)	(29,691)	29,337	99%
Total financing cash outflows	(1,255,142)	(2,317,687)	1,062,545	46%

Net cash outflow from financing activities	$(1,156,142)	$(930,422)	$(225,720)	(24)%
(1)The following table sets forth the cash drawdowns and repayments on our secured credit facilities, sale and leaseback liabilities, and IFRS 16 lease liabilities during the years ended December 31, 2024 and 2023. During these periods, certain credit facilities, and lease financing arrangements were either entered into, drawn, or repaid in full. We refer to Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F for further details of all of our financing arrangements, including the activity that occurred during the years ended December 31, 2024 and 2023.

	2024		2023
	Drawdowns	Repayments	Drawdowns	Repayments
In thousands of U.S. dollars
Hamburg Commercial Bank Credit Facility	—	—	—	(33,732)
Prudential Credit Facility	—	(33,740)	—	(5,546)
2019 DNB / GIEK Credit Facility	—	—	—	(38,338)
BNPP Sinosure Credit Facility	—	(69,667)	—	(10,909)
2020 $225.0 Million Credit Facility	—	—	—	(37,765)
2023 $225.0 Million Credit Facility	—	(33,900)	225,000	(25,425)
2023 $49.1 Million Credit Facility	—	(4,616)	49,088	(3,462)
2023 $117.4 Million Credit Facility	—	(17,007)	117,394	(8,504)
2023 $1.0 Billion Credit Facility	99,000	(312,694)	901,000	(336,093)
2023 $94.0 Million Credit Facility	—	(9,666)	94,000	(1,092)
Total Secured Credit Facilities	$99,000	$(481,290)	$1,386,482	$(500,866)
Ocean Yield Lease Financing	—	(3,067)	—	(89,484)
BCFL Lease Financing (LR2s)	—	(21,653)	—	(68,310)
CSSC Lease Financing	—	—	—	(121,279)
BCFL Lease Financing (MRs)	—	—	—	(31,068)
AVIC Lease Financing	—	—	—	(77,769)
2020 CMBFL Lease Financing	—	—	—	(38,090)
2020 TSFL Lease Financing	—	(45,617)	—	(40,607)
2020 SPDBFL Lease Financing	—	(36,863)	—	(43,753)
2021 AVIC Lease Financing	—	(76,410)	—	(7,252)
2021 CMBFL Lease Financing	—	(61,525)	—	(6,520)
2021 TSFL Lease Financing	—	—	—	(4,380)
2021 CSSC Lease Financing	—	—	—	(48,631)
2021 $146.3 Million Lease Financing	—	—	—	(133,699)
2021 Ocean Yield Lease Financing	—	(5,867)	—	(5,850)
2022 AVIC Lease Financing	—	(103,451)	—	(9,169)
Prepaid interest expense	—	63	—	2,198
Total Sale and Leaseback Liabilities	$—	$(354,390)	$—	$(723,663)

IFRS 16 - Leases - 3 MRs	—	—	—	(36,933)
IFRS 16 - Leases - $670.0 Million	—	—	—	(480,396)
Prepaid interest expense	—	—	—	1,202
Total IFRS 16 Lease Liabilities	$—	$—	$—	$(516,127)

(2)    During the year ended December 31, 2023, we exercised the purchase options on the vessels under the BCFL Lease Financing (LR2s) and repaid the outstanding indebtedness. During the year ended December 31, 2022, we repaid Citi / K-Sure Credit Facility in connection with the sales of the vessels collateralized under that facility. As a result of these transactions, $0.8 million was released during the years end December 31, 2023.
(3)     Dividend payments to shareholders were $83.5 million and $57.7 million for the years ended December 31, 2024 and 2023, respectively. These amounts represent dividends of $1.60 per share and $1.05 per share (based on the number of shares outstanding on each of the record dates) for the years ended December 31, 2024 and 2023, respectively.
(4)     Common stock repurchases during the year ended December 31, 2024 represent the repurchase of 4,653,189 of our common shares at an average price of $72.12 per share for a total of $335.6 million. Common stock repurchases during the year ended December 31, 2023 represent the repurchase of 9,960,323 of our common shares at an average price of $49.16 per share for a total of $489.7 million.

(5)     Debt issuance costs relate to costs incurred for our secured credit facilities and lease financing arrangements which are described in Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.
Long-Term Debt Obligations and Lease Financing Arrangements
We refer to Note 7, Note 12 and Note 23 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F for further details on our secured credit facilities, sale and leaseback liabilities, IFRS 16 lease liabilities, Unsecured Senior Notes Due 2025, and Unsecured Senior Notes Due 2030.
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
The following is a table summarizing our indebtedness as of December 31, 2024 and March 20, 2025. The balances set forth below reflect the principal amounts due under each facility or lease financing arrangement as of each date and do not reflect any: (i) unamortized deferred financing fees; (ii) discounts / premiums attributable to the debt, either assumed in a business combination that was recorded as part of the purchase price allocation or as part of the market issuance of a security; and (iii) deposits held by the lessor. The balances for the Unsecured Senior Notes Due 2025 and the Unsecured Senior Notes Due 2030 represent the face value of these instruments.

In thousands of U.S. dollars	Amount outstanding at December 31, 2024	Amount outstanding at March 20, 2025
2023 $225.0 Million Credit Facility (1)	$165,675	$157,200
2023 $49.1 Million Credit Facility	41,010	39,856
2023 $117.4 Million Credit Facility	91,883	87,631
2023 $1.0 Billion Credit Facility	351,213	351,213
2023 $94.0 Million Credit Facility	83,242	80,825
2025 $500.0 Million Revolving Credit Facility (2)	—	—
Ocean Yield Lease Financing	22,309	21,548
2021 Ocean Yield Lease Financing	52,216	50,773
Unsecured Senior Notes Due 2025 (3)	70,571	—
Unsecured Senior Notes Due 2030 (4)	—	200,000
Total	$878,119	$989,046

(1)    In July 2024, we amended our 2023 $225.0 Million Credit Facility to convert this credit facility from a term loan to a revolving credit facility. The amendment gives us the flexibility to make unscheduled repayments on this facility that can be re-drawn in the future. The outstanding amount and/or availability of the revolving credit facility continues to amortize quarterly under the same schedule as the original term loan. As of March 20, 2025, there have been no unscheduled prepayments and there is no drawdown availability on this facility.

(2)    In February 2025, we executed the 2025 $500.0 Million Revolving Credit Facility. There is $500.0 million available to be drawn on this facility as of the date of this filing. The 2025 $500.0 Million Revolving Credit Facility is a 100% revolving loan, which has a final maturity of seven years from the signing date and gives the Company the flexibility to draw down or repay the loan during the loan tenor. The 2025 $500.0 Million Revolving Credit Facility bears interest at SOFR plus a margin of 1.85% per annum for any drawn amounts and a commitment fee of 0.74% per annum applies for any undrawn amounts. The 2025 $500.0 Million Revolving Credit Facility is collateralized by 26 product tankers and will amortize/reduce in quarterly installments (starting after the second anniversary of the signing date) with a balloon payment due at maturity. The remaining terms and conditions, including financial covenants, are similar to those set forth in our existing credit facilities.

(3)    In January 2025, we gave notice of redemption for the Unsecured Senior Notes Due 2025. We redeemed the Unsecured Senior Notes Due 2025, which were scheduled to mature on June 30, 2025, in March 2025.

(4)    In January 2025, we successfully placed $200.0 million of new senior unsecured bonds in the Nordic bond market (the “Unsecured Senior Notes Due 2030”). The Unsecured Senior Notes Due 2030 are due to mature in January 2030 and bear interest at a fixed coupon rate of 7.50% per annum, payable semi-annually in arrears.

The Unsecured Senior Notes Due 2030 contain certain financial covenants, including (i) a minimum consolidated tangible net worth of not less than $1.0 billion, (ii) minimum liquidity of no less than the greater of (a) $25.0 million and (b) $500,000 per each owned vessel and $250,000 per each time chartered-in vessel, and (iii) the ratio of net debt to total capitalization of no greater than 0.70 to 1.00. Additionally, we must maintain minimum liquidity (which includes undrawn amounts under revolving credit facilities with a remaining maturity date in excess of 12 months where no event of default or termination event has occurred or is continuing and there is no restriction on borrowing under those revolving credit facilities) of $100.0 million after making any distributions in the form of dividends or stock repurchases.
Capital Expenditures
Vessel acquisitions and payments for vessels under construction
We did not enter into any agreements to construct vessels during the years ended December 31, 2024, 2023, or 2022.

Sales of vessels
During the year ended December 31, 2024, we closed on the sale of 11 MR product tankers (STI Tribeca, STI Le Rocher, STI Larvotto, STI Manhattan, STI Garnet, STI Onyx, STI Ruby, STI Topaz, STI Beryl, STI San Antonio, STI Texas City) and one LR2 product tanker (STI Lily) for aggregate net proceeds of $479.8 million. The aggregate net book value of the vessels was $307.3 million on the dates they were held for sale and we recorded an aggregate gain of $176.5 million during the year ended December 31, 2024 as a result of these sales.
STI Tribeca and STI Manhattan were replaced by STI Galata and STI Notting Hill, respectively, as collateral on the 2023 $1.0 Billion Credit Facility. STI Larvotto, STI Le Rocher, STI Beryl, STI Onyx, STI Garnet, STI Ruby and STI Topaz were unencumbered at the time of sale. STI San Antonio was replaced by STI Memphis as collateral on the 2023 $225.0 Million Credit Facility, while the 2023 $117.4 Million Credit Facility was amended in October 2024, releasing STI Texas City as collateral under the loan as the residual collateral value of the remaining vessels under the facility provided for sufficient headroom under the leverage covenant of the agreement. In October 2024, we repaid the $22.9 million outstanding related to STI Lily under the 2023 $1.0 Billion Credit Facility. This debt repayment did not impact the undrawn amount of $288.2 million available under the revolver.
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
Drydock
During the years ended December 31, 2024, 2023, and 2022, we completed the following drydocks, as described below:

Drydock	Total
Costs in thousands of U.S. dollars	Vessels	Off-hire days	Cost
Drydock in-progress at December 31, 2021			$1,973
Costs incurred in 2022			19,657
Drydock completed in 2022 (1)	15	497	20,922
Drydock in-progress at December 31, 2022			$708
Costs incurred in 2023			16,738
Drydock completed in 2023 (1)	8	212	14,403
Drydock in-progress at December 31, 2023			$3,043
Costs incurred in 2024			105,329
Drydock completed in 2024 (1)	48	1,135	98,027
Drydock in-progress at December 31, 2024			$10,345
(1)    Drydocks completed in 2022 includes 34 off-hire days from drydocks which commenced in 2021. Drydocks completed in 2023 includes one off-hire day from drydocks which commenced in 2022. Drydocks completed in 2024 includes 18 off-hire days from drydocks which commenced in 2023. Off-hire days also include off-hire days for installations of BWTS and / or scrubbers.
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
Charter-free market value of our fleet
Historically, the charter-free market values, or basic market value, of our vessels have been volatile and have, at times, declined below their carrying values. At December 31, 2024 and 2023, our operating fleet consisted of 99 and 111 owned or sale and leaseback vessels, respectively. All of the vessels in our operating fleet had basic market values greater than their carrying amount at these dates.

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
Material Cash Requirements
The following table sets forth our material cash requirements as of December 31, 2024:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Principal obligations under secured credit facilities (1)	$53,412	$201,946	$477,665	$—
Principal obligations under sale and leaseback liabilities (1)	8,992	18,260	24,323	22,950
Estimated interest payments on secured bank loans (2)	46,795	76,979	13,603	—
Estimated interest payments on sale and leaseback liabilities (2)	6,351	10,000	6,132	2,941
Technical management fees (3)	12,816	—	—	—
Commercial management fees (4)	17,380	—	—	—
Senior unsecured notes (5)	70,571	—	—	—
Senior unsecured notes - estimated interest payments (6)	2,470	—	—	—
Total	$218,787	$307,185	$521,723	$25,891

(1)Represents principal and maturity payments due on our secured credit facilities and sale and leaseback liabilities which are described in Note 12 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F. These payments are based on amounts outstanding as of December 31, 2024.
(2)Represents estimated interest payments on our secured credit facilities and sale and leaseback liabilities. These payments were estimated by taking into consideration: (i) the margin on each financing arrangement, (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of December 31, 2024; and (iii) commitment fees on available revolving credit.

The forward curve was calculated as follows as of December 31, 2024:

Year 1	4.18%
Year 2	4.00%
Year 3	4.02%
Year 4	4.01%	(A)
Year 5	3.98%
Year 6	4.06%	(A)
Year 7	4.07%
Year 8	4.10%	(A)
Year 9	4.12%	(A)
Year 10	4.13%

(A)Third party published interest swap rates were unavailable. As such, we interpolated these rates using the averages of the years in which swap rates were published.
Interest was then estimated using the rates mentioned above multiplied by the amounts outstanding under our various financing arrangements using the balance as of December 31, 2024 and taking into consideration the scheduled amortization of such arrangements going forward until their respective maturities. As of December 31, 2024, the weighted-average margin on our variable rate financing was (i) 1.92% on our secured credit facilities and (ii) 4.68% on our sale and leaseback liabilities.
(3)Our technical manager, SSM, charges fees for its services pursuant to a 2024 Revised Master Agreement. Pursuant to this agreement, the fixed annual technical management fee is $187,500, and certain other services are itemized. The aggregate cost, including the costs that are itemized, are approximately $262,500 per year. Under the terms of the 2024 Revised Master Agreement, the termination fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.
(4)Our commercial manager, SCM, charges fees for its services pursuant to a 2024 Revised Master Agreement. Pursuant to this agreement, SCM charges $285 per vessel per day for LR2 vessels, $360 per vessel per day for MR and Handymax vessels plus a 1.50% commission on gross revenue for vessels that operate in one of the Scorpio Pools. When the vessels are not in the Scorpio Pools, SCM charges fees of $285 per vessel per day for LR2 vessels and $335 per vessel per day for Handymax and MR vessels plus a 1.25% commission on gross revenue.
These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.
(5)    Represents the principal due at maturity on our Unsecured Senior Notes Due 2025 as of December 31, 2024.
(6)    Represents estimated coupon interest payments on our Unsecured Senior Notes Due 2025 as of December 31, 2024. The Unsecured Senior Notes Due 2025 bear interest at a coupon rate of 7.00% per annum and were scheduled to mature in June 2025.
Off-Balance Sheet Arrangements
As of December 31, 2024, there are no off-balance sheet arrangements.
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
D. Trend Information
See "Item 4. Information on the Company - B. Business Overview - The International Oil Tanker Shipping Industry."
E. Critical Accounting Estimates
Our consolidated financial statements are prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 1 to our consolidated financial statements, which are included elsewhere in this Annual Report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers as of the date of this annual report. Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. The terms of our Class III directors expire at the 2025 annual meeting of shareholders, the terms of our Class I directors expire at the 2026 annual meeting of shareholders, and the terms of our Class II directors expire at the 2027 annual meeting of shareholders. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., L’Exotique, 99 Boulevard du Jardin Exotique, Monaco, 98000.
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

Name	Age	Position
Emanuele A. Lauro	46	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	64	President and Class II Director
Cameron Mackey	56	Chief Operating Officer and Class III Director
Christopher Avella	46	Chief Financial Officer
Filippo Lauro	48	Vice President
Auste Adelborg	35	Secretary
Marianne Økland	62	Class III Director
Merrick Rayner	69	Class I Director
Sujata Parekh Kumar	65	Class III Director
Niccolò Camerana	45	Class I Director
Berit Ledel Henriksen (1)	71	Class II Director
Biographical information concerning the directors and executive officers listed above is set forth below.
(1) Appointed to the Board of Directors in May 2024.

Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company's founder, has served as our Chairman and Chief Executive Officer since the closing of our initial public offering in April 2010. He also co-founded and served as Chairman and Chief Executive Officer of Eneti Inc., between 2013 and December 2023, until its merger with Cadeler A/S (NYSE: “CDLR”), following which Mr. Emanuele Lauro has served as Vice Chairman of Cadeler A/S since January 2024. Mr. Emanuele Lauro joined the Scorpio group of companies in 2003 and has continued to serve there in a senior management position since 2004. Under his leadership, the Scorpio group of companies has grown from an owner of three vessels in 2003 to become a leading operator and manager of more than 175 vessels in 2022. Over the course of the last several years, Mr. Emanuele Lauro has founded and developed all of the Scorpio Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007. He is the Vice President of the Monaco Chamber of Shipping and is also a member of the London Advisory Council of Fordham University. In addition, Mr. Emanuele Lauro served as director of the Standard Club from May 2013 to January 2019. He has a degree in international business from the European Business School, London. Mr. Emanuele Lauro is the brother of our Vice President, Mr. Filippo Lauro.
Robert Bugbee, President and Director
Robert Bugbee has served as our President and a Director since the closing of our initial public offering in April 2010. He has more than 36 years of experience in the shipping industry. Mr. Bugbee also co-founded and served as President and Director of Eneti Inc. between 2013 and December 2023. He joined the Scorpio group of companies in March 2009 and has continued to serve there in a senior management position. Prior to joining the Scorpio group of companies, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industries. From 1995 to 2007, he was employed at OMI Corporation, or OMI, a formerly NYSE-listed tanker company which was sold in 2007. Mr. Bugbee joined OMI in February 1995, where he served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000, and Senior Vice President from August 1995 to June 1998. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time, Mr. Bugbee took a two year sabbatical beginning in 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.
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

Auste Adelborg, Secretary
Auste Adelborg has served as our Secretary since January 12, 2023. Ms. Adelborg also served as secretary of Eneti Inc. between January 2023 and December 2023 and other companies within the Scorpio group of companies. After several years of experience in the maritime industry, she joined the Scorpio group of companies in 2018 and has since been working within the Scorpio group’s legal department, focusing on implementing and developing "know your counterparty" and sanctions compliance procedures for both the Company and Eneti Inc. Ms. Adelborg is a member of International Compliance Association since 2019, where she has completed several qualifications in business compliance. She has also completed courses with Corporate Governance Institute, focusing on corporate governance. Ms. Adelborg has also been representing Scorpio Tankers Inc. in the Maritime Anti-Corruption Network since 2020.
Marianne Økland, Director
Marianne Økland has served on the Company’s Board of Directors since April 2013. In September 2023, Ms. Økland was appointed as the Lead Independent Director of the Company. She is also an independent director on the Professional Welsh Rugby Board (PRB) responsible for the Welsh national teams and the four professional regional teams as well as UK Infrastructure Bank. Since November 2023 she has been on the board of Norse Atlantic Airways. Between 2010 and 2021, she held various non-executive director positions chairing various board committees at IDFC Limited, IDFC Alternatives (India), Islandsbanki (Iceland), the National Bank of Greece, NLB (Slovenia) and Hermitage Offshore. Ms. Økland served as Managing Director of Avista Partners, a London based consultancy company that provides advisory services and raises capital, from 2009 to 2018. Between 1993 and 2008, she held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring. Ms. Økland has led many transactions for large Nordic banks and insurance companies, and worked on some of the most significant mergers and acquisitions in these sectors. Between 1988 and 1993, she headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments. Ms. Økland holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.
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

Niccolò Camerana, Director

Mr. Camerana has served on our Board of Directors since September 2023. In addition to his role as director, Niccolò has been employed by Stellantis (formerly Fiat Chrysler Automobiles) since 2010 and currently serves as Principal in Stellantis Ventures (the Corporate Venture Capital Fund of Stellantis). From 2003 to 2006, Niccolò worked for PwC in Italy in its transaction services and audit department. Thereafter, between 2006 and 2009, he worked for UBS Investment Bank in London in its mergers and acquisitions department. During his career within Fiat Group, Niccolò covered different roles and between 2016 and 2019, he was Head of Debt Capital Markets and Head of Business Development at FCA Bank; and in 2019, he became responsible for FCA EMEA business development, up until its merger with the Peugeot Group. Between 2016 and 2023, Niccolò was a member of the Exor N.V. Board of Directors. Since 2023 Niccolò has also served on Board of Directors of Giovanni Agnelli B.V.

Berit Ledel Henriksen, Director

Berit Ledel Henriksen has served on our Board of Directors since May 2024. Ms. Henriksen brings extensive experience from her career within banking and finance. She serves as a director of Ferd Holding AS, a Norwegian investment company that manages a broad portfolio of privately owned and Nordic listed companies. Furthermore, Ms. Henriksen also serves on the board of directors of four other privately held companies in Norway. She is Chair of the Nomination Committee of Norsk Hydro ASA and member of the Nomination Committee of Equinor ASA, two Norwegian listed companies. From 1985 to 2017, Ms. Henriksen held a range of management positions at DNB, Norway’s largest financial services group, where she focused on shipping, energy, and other international industries. She was Head of DNB Americas in New York between 1998 and 2004. Ms. Henriksen most recently served as DNB’s Executive Vice President and Global Head of Energy (Power & Renewables and Oil & Gas), where she oversaw a large portfolio in various loans and investments. Her oversight spanned the entire investment life cycle including, but not limited to, deal origination, credit risk analysis, corporate customer performance monitoring and overall portfolio exposure management. She served as an independent director of Eneti Inc. from 2019 to 2023, and was a member of the Eneti Inc. audit committee in 2023 until its merger with Cadeler A/S in December 2023. Ms. Henriksen also previously held various other bank related board positions. Prior to her banking career Ms. Henriksen worked in shipping for a product tanker company where she held various positions within chartering and investments. Ms. Henriksen has an MBA from the Ivey Business School at the University of Western Ontario, and a BSc from the Dalhousie University in Halifax, Canada.
B. Compensation
We paid an aggregate compensation of $62.0 million, $59.7 million and $46.4 million to our senior executive officers in 2024, 2023, and 2022, respectively. Executive management remuneration was as follows during these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2024	2023	2022
Short-term employee benefits (salaries)	$25,557	$27,972	$32,663
Share-based compensation (1)	36,431	31,702	13,777
Total	$61,988	$59,674	$46,440

(1)Represents the amortization of restricted stock issued under our equity incentive plans. See Note 14 to our Consolidated Financial Statements included herein for further description.
Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus an additional fee of $10,000 for each committee on which a director serves and an additional fee of $25,000 for each committee for which a director serves as Chairman. Our lead independent director receives an additional fee of $35,000 per year. In addition, each director receives an additional $2,000 for each meeting attended, plus reimbursements for actual expenses incurred while acting in their capacity as a director. During each of the years ended December 31, 2024 and 2023, we paid aggregate cash compensation of $0.8 million and $0.9 million, respectively, to our directors. Our officers and directors are also eligible to receive awards under our equity incentive plan which is described below under “—2013 Equity Incentive Plan.”
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
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. From the date of adoption through December 31, 2021, 6,905,393 shares were reserved for issuance under the plan, and this amount was subsequently increased as follows:

	Date of Reload	Common Shares Reserved	Par Value
1	March 2023	1,785,500	$0.01 per share
2	February 2024	1,463,294	$0.01 per share
3	March 2025	1,089,407	$0.01 per share
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
The following paragraphs summarize our grants of restricted stock during the years ended December 31, 2024, 2023, and 2022. The vesting periods of these grants are determined by the plan administrator and generally range from one to five years. Additionally, vesting of these grants is generally subject to a grantee's continued employment with the Company through the vesting date unless the grantee is terminated without cause or due to the grantee's death or disability.
During the year ended December 31, 2022, we issued an aggregate of 1,047,997 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuances dates was $21.33 and $26.11 per share, respectively. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vest on September 3, 2024, (ii) one-third of the shares vest on September 2, 2025, and (iii) one-third of the shares vest on September 1, 2026. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vested on December 1, 2022, (ii) one-third of the shares vest on December 1, 2023, and (iii) one-third of the shares vest on December 1, 2024.
During the year ended December 31, 2023, we issued an aggregate of 1,817,750 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuances dates was $55.57 and $55.89 per share, respectively. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vest on September 2, 2025, (ii) one-third of the shares vest on September 1, 2026, and (iii) one-third of the shares vest on September 1, 2027. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vest on April 1, 2024, (ii) one-third of the shares vest on December 2, 2024, and (iii) one-third of the shares vest on December 2, 2025.

During the year ended December 31, 2024, we issued an aggregate of 1,472,800 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuances dates was $71.40, $72.59, $70.82 and $47.40 per share. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vest on September 1, 2026, (ii) one-third of the shares vest on September 1, 2027, and (iii) one-third of the shares vest on September 1, 2028. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vest on April 7, 2025, (ii) one-third of the shares vest on December 2, 2025, and (iii) one-third of the shares vest on December 1, 2026.
Employment Agreements
We have entered into employment agreements with the majority of our executive officers. These employment agreements remain in effect until terminated in accordance with their terms upon not less than between 24 months' and 36 months' prior written notice, depending on the terms of the employment agreement applicable to each executive. Pursuant to the terms of their respective employment agreements, our executives are prohibited from disclosing or unlawfully using any of our material confidential information.
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
C. Board Practices
Our Board of Directors currently consists of eight directors, five of whom have been determined by our Board of Directors to be independent under the rules of the NYSE and the rules and regulations of the SEC. Our Board of Directors has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, each of which is comprised of certain of our independent directors, who are Mmes. Marianne Økland and Berit Ledel Henriksen, Messrs. Merrick Rayner, Niccolo Camerana and Ms. Sujata Parekh Kumar. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of the Scorpio group of companies that our board believes may present potential conflicts of interests. The Nominating and Corporate Governance Committee is responsible for recommending to the Board of Directors nominees for director appointments and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.
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
D. Employees
As of both December 31, 2024 and 2023, we had 24 shore-based employees. SSM and SCM were responsible for our commercial and technical management.
E. Share Ownership
The following table sets forth information regarding the share ownership of our common stock as of March 20, 2025 by our directors and executive officers, including the restricted shares issued to our executive officers and to our independent directors as well as distributions of dividends from Eneti Inc., a former related party, and shares purchased in the open market.

Name	No. of Shares	% Owned (5)
Emanuele A. Lauro (1)	845,228	1.69%
Robert Bugbee (2)	794,904	1.59%
Cameron Mackey (3)	726,110	1.45%
Filippo Lauro (4)	640,644	1.28%
All other executive officers and directors individually	*	*

(1)Includes 683,104 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(2)Includes 683,104 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(3)Includes 478,204 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(4)Includes 360,516 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(5)Based on 49,916,542 common shares outstanding as of March 20, 2025.
* The remaining executive officers and directors individually each own less than 1% of our outstanding shares of common stock.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A. Major shareholders.
The following table sets forth information regarding beneficial ownership of our common stock for owners of more than five percent of our common stock, of which we are aware as of March 20, 2025.

Name	No. of Shares		% Owned (6)
Scorpio Holdings Limited	3,595,533	(1)	7.2%
Dimensional Fund Advisors LP	3,512,074	(2)	7.0%
BlackRock, Inc.	2,792,822	(3)	5.6%
FMR LLC	2,613,581	(4)	5.2%
Vanguard Group Inc.	2,511,285	(5)	5.0%
(1)     This information is derived from a Schedule 13D/A filed with the SEC on August 17, 2023 and other information made available to the Company. Scorpio Holdings Limited is a member of the Scorpio group of companies and is a related party. For more information see “--Our Relationship with the Scorpio Group of Companies and its Affiliates” below.
(2)     Ownership as of December 31, 2024, per information derived from a Form 13F-HR filed with the SEC on February 13, 2025.
(3)     Ownership as of December 31, 2024, per information derived from a Form 13F-HR filed with the SEC on February 7, 2025.
(4)    Ownership as of December 31, 2024, per information derived from a Form 13F-HR filed with the SEC on February 13, 2025.
(5)    Ownership as of December 31, 2024, per information derived from a Form 13F-HR filed with the SEC on February 11, 2025.
(6)     Based on 49,916,542 common shares outstanding as of March 20, 2025.
As of March 19, 2025, we had 127 shareholders of record, 59 of which were located in the United States and held an aggregate of 49,729,755 shares of our common stock, representing 99.63% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 45,915,981 shares of our common stock, as of that date. Our major shareholders do not have voting rights that differ from the voting rights of our other shareholders.
B. Related Party Transactions
Management of Our Fleet
Commercial and Technical Management
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the 2018 Revised Master Agreement, which may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with the provisions of the 2024 Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the 2024 Revised Master Agreement or on substantially similar terms.
Master Agreement
On November 15, 2016, we amended our master agreement, or the Master Agreement, with SCM and SSM under a deed of amendment (the “Amended and Restated Master Agreement”).
On February 22, 2018, we entered into definitive documentation to memorialize agreed amendments to the Amended and Restated Master Agreement under a deed of amendment, or the Amendment Agreement. The Amended and Restated Master Agreement as amended by the Amendment Agreement, or the 2018 Revised Master Agreement, was effective as from January 1, 2018.
Pursuant to the 2018 Revised Master Agreement, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000, and certain services previously provided as part of the fixed fee were itemized. The aggregate cost, including the costs that were itemized, for the services provided under the technical management agreement did not materially differ from the annual management fee charged prior to the amendment.

In 2024, certain terms of the 2018 Revised Master Agreement were amended and restated with an effective date of January 1, 2024. These new terms of the 2024 Revised Master Agreement are described below.
The independent members of our Board of Directors unanimously approved the 2024 Revised Master Agreement.
SCM’s services include securing employment for our vessels in the spot market and on time charters. SCM also manages the Scorpio Pools. In 2023, when our vessels operated in the Scorpio Pools, SCM, the pool manager, charged fees of $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. These were the same fees that SCM charges other vessels in these pools, including third-party owned vessels. For commercial management of our vessels that do not operate in any of the Scorpio Pools, in 2023, we paid SCM a fee of $250 per vessel per day for each LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture for LR2, Handymax and MR vessels.
In 2024, certain terms of the 2018 Revised Master Agreement were amended and restated with an effective date of January 1, 2024. Under the 2024 Revised Master Agreement, the flat fees payable per day charged by SCM were increased by $35 per vessel per day. Under this agreement, commercial management fees on vessels that are not operating in any of the Scorpio Pools will be $285 per vessel per day for each LR2 vessel and $335 per vessel per day for each Handymax and MR vessel on the effective date of January 1, 2024. For vessels operating in one of the Scorpio Pools, SCM, the pool manager, increased its fees to $285 per vessel per day with respect to our LR2 vessels and $360 per vessel per day with respect to each of our Handymax and MR vessels effective July 1, 2024. Commissions on gross revenues per charter fixture remain unchanged.
SSM’s services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Effective January 1, 2018, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000, and certain services previously provided as part of the fixed fee were itemized, as noted above. Effective January 1, 2024, the fixed annual technical management fee was increased to $187,500 plus additional amounts for certain itemized services per vessel to provide technical management services for each of our owned vessels.
Amended Administrative Services Agreement
We have an Amended Administrative Services Agreement with SSH, our Administrator, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH also administers the payroll for certain of our employees. SSH is a related party to us. We reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. The services provided to us by our Administrator may be sub-contracted to other entities within the Scorpio group of companies.
Further, pursuant to our Amended Administrative Services Agreement, our Administrator, on behalf of itself and other members of the Scorpio group of companies, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.

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
SCM is responsible for the commercial management of participating vessels in the pools, including the marketing, chartering, operating and bunker (fuel oil) purchases of the vessels. The Scorpio LR2 Pool is administered by Scorpio LR2 Pool Ltd., the Scorpio MR Pool is administered by Scorpio MR Pool Ltd., the Scorpio Handymax Tanker Pool is administered by Scorpio Handymax Tanker Pool Ltd and the Mercury Pool is administered by Mercury Pool Limited. Our founder, Chairman and Chief Executive Officer and Vice President are members of the Lolli-Ghetti family which owns a majority of the issued and outstanding stock of Scorpio LR2 Pool Ltd, Scorpio MR Pool Ltd., Scorpio Handymax Tanker Pool Ltd and Mercury Pool Limited (together, "the Pool Entities"). Taking into account the recommendations of a pool committee and a technical committee, each of which is comprised of representatives of each pool participant, the Pool Entities set the respective pool policies and issue directives to the pool participants and SCM. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days for which each vessel is available.
Emission Services
The EU Emissions Trading System (EU ETS), which came into effect on January 1, 2024, is a cap-and-trade system designed to limit greenhouse gas emissions from industries in the European Union. It sets a cap on the total amount of certain greenhouse gases that can be emitted by covered entities, and these entities are allocated or required to purchase permits (allowances) for their emissions. The system aims to incentivize emission reductions by allowing companies to trade allowances, creating a market-based approach to reducing emissions. In March 2024, we entered into an agreement with Geoserve Energy Transport DMCC ("Geoserve"), effective January 1, 2024, which is majority owned by the Lolli-Ghetti family, to serve as our emissions manager. Geoserve's services include, among others, emission data monitoring and correction for commercial and regulatory compliance and procurement of carbon credits from EU approved carbon traders. Under this agreement, we pay Geoserve emissions management fees of $350 per vessel per month (plus $150 per vessel per month for vessels time chartered-out) and a rate of 1.25% per carbon trade.
Fuel Oil-Water Emulsion
In May 2024, we entered into a licensing agreement with Fowe Eco Solutions Ltd. (“FOWE”) whereby FOWE's fuel oil-water emulsion Cavitech systems will be installed across our entire fleet. Cavitech is FOWE's proprietary technical solution that enables cavitation treatment on various materials for instantaneous mixing, heat treatment, dispersion, and alteration of chemical bonds, the benefits of which include the elimination of unwanted sludge deposits, a cleaner, more efficient fuel burn and reduced nitrogen oxide emissions. Under the terms of the licensing agreement, we do not pay any upfront costs but pay FOWE 33% of realized savings. We began installing Cavitech devices on our vessels during 2024 and expect them to be installed on all of our vessels by the end of 2025. Scorpio Holdings Limited, a related party, owns a minority interest in FOWE.

Our Relationship with the Scorpio Group of Companies and its Affiliates
The Scorpio group of companies are owned and controlled by the Lolli-Ghetti family, of which Messrs. Emanuele Lauro and Filippo Lauro are members. Annalisa Lolli-Ghetti is majority owner of the Scorpio group of companies (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 7.2% of our common shares. We are not affiliated with any other entities in the shipping industry other than those that are members of the Scorpio group of companies.
In addition, Mr. Emanuele Lauro, Mr. Robert Bugbee and Mr. Cameron Mackey have an indirect minority equity interest in SSH, our administrator, and in SCM and SSM, our commercial manager and technical manager, respectively, all of which are members of the Scorpio group of companies.
For information regarding the details regarding our relationship with SCM, SSM and SSH, please see “– Management of our Fleet.”
Our Board of Directors consists of eight individuals, five of whom are independent directors. Three of the independent directors form the board’s Audit Committee and, pursuant to the Audit Committee charter, are required to review all potential conflicts of interest between us and related parties. Our three non-independent directors and certain of our executive officers serve in senior management positions in certain Scorpio group of companies.
Transactions with Related Parties
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the consolidated statements of operations and balance sheet are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2024	2023	2022
Pool revenue(1)
Scorpio MR Pool Limited	$497,003	$605,442	$639,743
Scorpio LR2 Pool Limited	416,014	405,244	456,002
Scorpio Handymax Tanker Pool Limited	118,432	135,481	79,636
Mercury Pool Limited	36,977	9,077	—
Scorpio LR1 Pool Limited	—	—	11,196
Voyage revenue(2)	2,250	—	5,657
Time charter-out revenue (3)	20,226	21,555	2,358
Voyage expenses(4)	(5,366)	(4,495)	(9,194)
Vessel operating costs(5)	(34,826)	(33,061)	(33,084)
Administrative expenses(6)	(19,371)	(15,450)	(13,175)

Purchases of bunkers(7)	(3,132)	(4,784)	(45,957)
(1)These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related parties. From January 1, 2024 through June 30, 2024 and for the years ended December 31, 2023 and 2022, when our vessels were in the Scorpio Pools, SCM, the pool manager, charged fees of $250 per vessel per day with respect to LR2 vessels, and $325 per vessel per day with respect to both Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture. Effective July 1, 2024, pursuant to the 2024 Revised Master Agreement, SCM increased its fees to $285 per vessel per day with respect to our LR2 vessels and $360 per vessel per day with respect to each of our Handymax and MR vessels. Commissions on gross revenues per charter fixture remain unchanged at 1.50% for vessels operating in any of the Scorpio Pools. These are the same fees that SCM charged other vessels in these pools, including third party owned vessels during these periods.
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
(4)Related party expenditures included within voyage expenses in the consolidated statements of operations consist of the following:

•Expenses due to SCM, a related party, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. Pursuant to the 2024 Revised Master Agreement, effective January 1, 2024, when not in one of the Scorpio Pools, each vessel paid (i) flat fees of $285 per vessel per day for each LR2 vessel and $335 per vessel per day for each Handymax and MR vessel plus commissions on gross revenue per charter fixture of 1.25%. During the years ended December 31, 2023 and 2022, each vessel paid (i) flat fees of $250 per vessel per day for each LR2 vessel and $300 per vessel per day for each Handymax or MR vessel and (ii) commissions of 1.25% of their gross revenue per charter fixture for LR2, Handymax and MR vessels.
•Voyage expenses also consist of the following:
◦$0.3 million, $0.5 million and $2.4 million charged by related party port agents during the years ended December 31, 2024, 2023, and 2022, respectively. SSH has a majority equity interest in port agents that provide supply and logistical services for vessels operating in their regions.
◦$0.5 million charged by Geoserve Energy Transport DMC ("Geoserve") for emission management fees to comply with the EU Emissions Trading System of $350 per vessel per month (plus $150 per vessel per month for vessels that are time chartered-out) and a rate of 1.25% per carbon trade during the year ended December 31, 2024. The agreement with Geoserve is described below.
◦$0.3 million charged by Fowe Eco Solutions Ltd. ("FOWE") for its portion of the realized fuel efficiency savings related to the fuel oil-water emulsion Cavitech systems under the licensing agreement during the year ended December 31, 2024, as described above. The agreement with FOWE is described below.
(5)Related party expenditures included within vessel operating costs in the consolidated statements of operations consist of the following:
•Technical management fees of $28.1 million, $28.3 million, and $29.8 million charged by SSM, a related party, during the years ended December 31, 2024, 2023, and 2022, respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $134.6 million, $136.3 million, and $141.2 million during the years ended December 31, 2024, 2023, and 2022, respectively. SSM's annual technical management fee is a fixed fee of $187,500 per vessel during the year ended December 31, 2024 and $175,000 per vessel during the years ended December 31, 2023 and 2022, plus certain itemized expenses pursuant to the technical management agreement.
•Vessel operating expenses of $6.7 million, $4.8 million, and $3.3 million charged by a related party port agent during the years ended December 31, 2024, 2023, and 2022, respectively.
(6)We have an Amended Administrative Services Agreement with SSH, a related party, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH also administers the payroll for certain of our employees. The services provided to us by SSH may be sub-contracted to other entities within Scorpio. The expenses incurred under this agreement were recorded in general and administrative expenses in the consolidated statement of operations and were as follows:
•The expense for the year ended December 31, 2024 of $19.4 million included (i) administrative fees of $9.9 million charged by SSH, (ii) restricted stock amortization of $9.5 million, which relates to 803,334 shares of restricted stock that was issued in the current or in prior years to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $1,659 to SCM.
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

•The expense for the year ended December 31, 2022 of $13.2 million included (i) administrative fees of $11.0 million charged by SSH, (ii) restricted stock amortization of $2.0 million, which relates to the issuance of 493,300 shares of restricted stock that was issued in the current or in prior years to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $81,762 to SSH and $36,869 to SCM.
(7)These amounts represent bunkers purchased from a related party which, for vessels operating in the spot market, are initially recorded as part of inventory on the balance sheet prior to being consumed.
We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2024	2023
Assets:
Prepaid expenses and accounts receivable (due from the Scorpio Pools) (1)	$136,812	$201,340
Prepaid expenses (SSM) (2)	5,375	5,522
Prepaid expenses and accounts receivable (SSH)	478	10
Prepaid expenses (related party port agent)	385	2
Prepaid expenses (SCM)	26	28
Other assets (pool working capital contributions) (3)	45,761	51,411
Liabilities:
Accounts payable and accrued expenses (owed to the Scorpio Pools)(4)	3,471	626
Accounts payable and accrued expenses (SSM)	3,277	2,468
Accounts payable and accrued expenses (related party port agents)	2,399	1,368
Accounts payable and accrued expenses (related party bunker supplier)	579	95
Accounts payable and accrued expenses (SSH)	459	284
Accounts payable and accrued expenses (SCM)	265	316
Accrued expenses (FOWE)	85	—
Accounts payable (related party carbon emission manager)	71	—
(1)Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:
•For vessels in the Scorpio LR2 Pool, Scorpio MR Pool, Scorpio Handymax Tanker Pool and Mercury Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or lease financed vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets.
•For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.
(2)    Prepaid expenses from SSM primarily relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.
(3)     Represents the non-current portion of working capital receivables as described above.
(4)    Accounts payable and accrued expenses owed to the Scorpio Pools relate to expenses incurred by the Scorpio Pools on behalf of certain of our vessels.

Other Transactions
In August 2021, we acquired a minority interest in a portfolio of nine product tankers, which at the time consisted of five dual-fuel MR methanol tankers (built between 2016 and 2021) along with four ice class 1A LR1 product tankers (two were sold during the fourth quarter of 2021 and one was sold during the third quarter of 2024). An LR1 product tanker that is part of this joint venture is technically managed by SSM.
SSH also owns a non-controlling 7.5% interest in the buyer of one of the MR product tankers that was sold in July 2022 (STI Benicia).

Pursuant to the 2024 Revised Master Agreement with SCM and SSM, in the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of commercial and technical management fees would be due and payable upon the sales of these vessels.

During the year ended December 31, 2024, we sold 12 vessels consisting of 11 MRs and an LR2 product tanker (STI Tribeca, STI Larvotto, STI Le Rocher, STI Manhattan, STI Beryl, STI Onyx, STI Garnet, STI Ruby, STI Topaz, STI San Antonio, STI Texas City and STI Lily). Termination fees of $1.8 million and $1.0 million were paid to SCM and SSM, respectively, during the year ended December 31, 2024 as a result of these sales. Additionally, $0.1 million and $0.1 million to SCM and SSM, respectively, remained accrued (and have been recorded within Accounts Payables and Accrued Expenses) as of December 31, 2024.
During the year ended December 31, 2023, we sold two MR product tankers, STI Amber and STI Ville. Termination fees of $0.2 million and $0.1 million were paid to SCM and SSM, respectively, during the year ended December 31, 2023 as a result of these sales. Additionally, $0.1 million and $0.1 million were paid to SCM and SSM, respectively, in the first quarter of 2024 with respect to these sales.
During the years ended December 31, 2024 and 2023, we accrued $1.8 million and $2.0 million, respectively, to contribute to a provident fund dedicated to our seafarers. This fund is a defined contribution plan whereby we provide matching contributions pursuant to the terms and conditions set forth in the plan. Company matching contributions to the plan began during the year ended December 31, 2024, and we contributed $0.2 million to this plan during this period. This plan is administered by SSM on behalf of our seafarers.
The EU Emissions Trading System (EU ETS), which came into effect on January 1, 2024, is a cap-and-trade system designed to limit greenhouse gas emissions from industries in the European Union. It sets a cap on the total amount of certain greenhouse gases that can be emitted by covered entities, and these entities are allocated or required to purchase permits (allowances) for their emissions. The system aims to incentivize emission reductions by allowing companies to trade allowances, creating a market-based approach to reducing emissions. In March 2024, we entered into an agreement with Geoserve, effective January 1, 2024, which is majority owned by the Lolli-Ghetti family, to serve as our emissions manager. Geoserve's services include, among others, emission data monitoring and correction for commercial and regulatory compliance and procurement of carbon credits from EU approved carbon traders. Under this agreement, we pay Geoserve emissions management fees of $350 per vessel per month (plus $150 per vessel per month for vessels time chartered-out) and a commission of 1.25% per carbon trade.

In May 2024, we entered into a licensing agreement with FOWE whereby FOWE's fuel oil-water emulsion Cavitech systems will be installed across our entire fleet. Cavitech is FOWE's proprietary technical solution that enables cavitation treatment on various materials for instantaneous mixing, heat treatment, dispersion, and alteration of chemical bonds, the benefits of which include the elimination of unwanted sludge deposits, a cleaner, more efficient fuel burn and reduced nitrogen oxide emissions. Under the terms of the licensing agreement, we do not pay any upfront costs but pay FOWE 33% of realized savings. We began installing Cavitech devices on our vessels during 2024 and expect them to be installed on all of our vessels by the end of 2025. Scorpio Holdings Limited, a related party, owns a minority interest in FOWE.
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
For the years ended December 31, 2024, 2023, and 2022, we paid aggregate dividends to our shareholders in the amount of $83.5 million, $57.7 million and $23.3 million, respectively. We have paid the following dividends per share in respect of the periods set forth below:

Date Paid	Dividends per Share
March 15, 2022	$0.10
June 15, 2022	$0.10
September 15, 2022	$0.10
December 15, 2022	$0.10
March 31, 2023	$0.20
June 30, 2023	$0.25
September 15, 2023	$0.25
December 15, 2023	$0.35
March 27, 2024	$0.40
June 28, 2024	$0.40
September 13, 2024	$0.40
December 13, 2024	$0.40
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

Authorized capitalization
Under our Articles of Incorporation, we have authorized 175,000,000 registered shares, consisting of 150,000,000 common shares, par value $0.01 per share, of which 49,916,542 shares were issued and outstanding as of March 20, 2025 and 25,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.
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
Under our Bylaws, no contract or transaction between us and one or more of our Directors or officers, or any other corporation, partnership, association or other organization in which one or more of our Directors or officers are directors or officers, or have a financial interest, shall be void solely for this reason, or solely because the Director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Directors, or, if the votes of the disinterested Directors are insufficient to constitute an act of the Board of Directors as defined in Section 55 of the BCA, by unanimous vote of the disinterested Directors; or (ii) the material facts as to his or her relationship or interest and as to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the shareholders. Common or interested Directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.
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
For our 2024 taxable tax year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.

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
We believe that we currently satisfy the Publicly-Traded Test and intend to take this position on our United States federal income tax return for the 2024 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.
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
Based on the floating rate debt at December 31, 2024 and 2023, a one-percentage point increase in the floating interest rate would increase interest expense by $8.1 million and $15.3 million per year, respectively. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of December 31,
In thousands of U.S. dollars	2025	2026 - 2027	2028- 2029	Thereafter
Principal payments floating rate debt (unhedged)	$62,404	$220,206	$501,988	$22,950
Principal payments fixed rate debt	70,571	—	—	—
Total principal payments on outstanding debt	$132,975	$220,206	$501,988	$22,950
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $32.0 million and $35.3 million for the years ended December 31, 2024 and 2023, respectively.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
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
B. Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) and 15d-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2024 based on the provisions of Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, management determined that the Company’s internal controls over financial reporting were effective as of December 31, 2024 based on the criteria in Internal Control—Integrated Framework (2013) issued by COSO.
The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2024, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their attestation report which appears herein.
C. Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2024, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their attestation report which appears herein.
D. Changes in Internal Control Over Financial Reporting
There were no changes in internal control over financial reporting (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mrs. Berit Ledel Henriksen, who serves on the Audit Committee, qualifies as an “audit committee financial expert” and that she is “independent” in accordance with NYSE and SEC rules.

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
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
(a) Audit Fees
Our principal accountant for fiscal years ended December 31, 2024 and 2023 was PricewaterhouseCoopers Audit and the audit fee for those periods was $815,600 and $973,500, respectively.
Our principal accountant, PricewaterhouseCoopers Audit, or its affiliates, provided additional services related to the reviews of our interim financial results. The aggregate fees for these services were $64,200 and $37,000 for the years ended December 31, 2024 and 2023, respectively.
(b) Audit-Related Fees
None.
(c) Tax Fees
None.
(d) All Other Fees
None.
(e) Audit Committee’s Pre-Approval Policies and Procedures
Our Audit Committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.
(f) Audit Work Performed by Other Than Principal Accountant if Greater Than 50%
Not applicable.
ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum amount that may yet be expected on share repurchases under program
June	686,654	$78.24	686,654	$196,273,178
July	778,799	$77.98	778,799	$394,810,840
August	1,854,370	$73.32	1,854,370	$258,847,278
September	678,241	$68.26	678,241	$212,549,453
October	235,699	$61.60	235,699	$198,030,161
November	419,426	$58.07	419,426	$173,673,029
Total	4,653,189	$72.12	4,653,189
2023 Securities Repurchase Program
On February 15, 2023, our Board of Directors authorized a new securities repurchase program to purchase up to an aggregate of $250 million of securities which, in addition to our common shares, consisted of our Unsecured Senior Notes Due 2025 (NYSE: SBBA) at the date of authorization.
During the year ended December 31, 2023, we repurchased an aggregate of 8,069,020 common shares at an average price of $48.90 per share under the 2023 Securities Repurchase Program.
On each of May 1, 2023, May 31, 2023, and November 9, 2023, the Board of Directors authorized resetting the amount available to repurchase the Company's securities and unsecured senior notes under the 2023 Securities Repurchase Program up to an aggregate of $250 million.
On July 29, 2024, our Board of Directors replenished and increased the 2023 Securities Repurchase Program to purchase up to an aggregate of $400 million of the Company’s securities which, in addition to common shares also consist of our unsecured senior notes.
During the year ended December 31, 2024, we repurchased an aggregate of 4,653,189 of our common shares in the open market at an average price of $72.12 per share.
We had $173.7 million remaining under our 2023 Securities Repurchase Program as of December 31, 2024. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
There were 26,042,709 and 21,389,520 common shares held in treasury at December 31, 2024 and 2023, respectively.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G. CORPORATE GOVERNANCE
Pursuant to an exception for foreign private issuers, we, as a Marshall Islands company, are not required to comply with many of the corporate governance practices followed by U.S. companies under the NYSE listing standards and are allowed to follow home country practice in lieu of such requirements. Accordingly, we are exempt from many of Nasdaq New York’s corporate governance practices other than the requirements regarding maintaining an audit committee in compliance with Rule 10A-3 of the Exchange Act, adopting a policy for recovery of erroneously awarded compensation, providing yearly and interim corporate governance affirmations and notification of material non-compliance with NYSE corporate governance practices. In connection with the listing of our securities, we have certified to the NYSE that our corporate governance practices are in compliance with, and are not prohibited by, Marshall Islands law. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. In this respect, we have voluntarily adopted certain NYSE required practices, such as (i) having a majority of independent directors, (ii) establishing audit, compensation and nominating committees and (iii) adopting a Code of Ethics.
Set forth below is a list of the significant differences between our current or potential corporate governance practices and NYSE listing standards applicable to listed U.S. companies.
Independence of Directors. NYSE listing standards require that a listed U.S. company’s board of directors be comprised of a majority of independent directors. Our Board of Directors currently consists of eight directors, five of which are considered “independent” under NYSE rules. However, under Marshall Islands law and our Bylaws, we are not required to maintain a majority independent board, and we may choose to deviate from this requirement in the future as long as we disclose such difference in our annual report.
Audit Committee. NYSE listing standards require that a listed U.S. company maintain an audit committee comprised of three entirely independent directors under Rule 10A-3 promulgated under the Exchange Act. As a foreign private issuer we are not exempt from maintaining an audit committee, however under Marshall Islands law and our Bylaws we are not prohibited from maintaining an audit committee of less than three people. Our audit committee is currently comprised of three independent directors for purposes of Rule 10A-3, but we may choose to deviate from this requirement in the future as long as we disclose such difference in our annual report.
Nominating and Corporate Governance Committee and Compensation Committee. NYSE listing standards require that a listed U.S. company maintain a nominating and corporate governance committee and compensation committee comprised entirely of independent directors, with written charters that address such committees responsibilities and duties as set forth in the NYSE listing rules. We have established a nominating committee and compensation committee, both of which are comprised of independent directors. However, under Marshall Islands law and our Bylaws, we are not required to maintain such committees and we may choose to deviate from this requirement in the future as long as we disclose such difference in our annual report.
Executive Sessions. NYSE listing standards require that a listed U.S. company’s non-management directors hold regularly scheduled executive sessions without management and that all independent directors meet separately in executive session at least annually. While Marshall Islands law and our Bylaws do not impose such requirements, during 2024 and through the date of this annual report, our non-management directors met in executive session three times. The frequency of these executive sessions may vary in the future.
Shareholder Approval of Equity Incentive Plans. NYSE listing standards require that a listed U.S. company must provide its shareholder the opportunity to vote on all equity compensation plans and material revisions thereto. Under Marshall Islands law and our Bylaws, we are not required to solicit any such vote on the adoption of or amendment to an equity compensation plan established by our Board of Directors. In the past we have not solicited any vote with respect to our equity incentive plans, including our 2013 Equity Incentive Plan, and we may continue this practice in the future.
Code of Business Conduct and Ethics. NYSE listing standards require listed U.S. companies to adopt and disclose corporate governance guidelines covering areas such as director qualifications, responsibilities, access to management and independent advisers, compensation, orientation, continuing education, management succession, and annual performance evaluations. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
Our Board of Directors has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by our directors, executive officers and employees.
Our insider trading policy is filed as exhibit 11.4 to this annual report.
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
Governance and Communication to the Board
Our Chief Information Officer, supported by the Information Security Officer, (both of whom are employees of SSH), are responsible for the oversight of the Company’s cybersecurity strategy. The Chief Information Officer reports to our Vice President, who has the overall risk ownership and accountability to control such risks. Our Vice President formulates cybersecurity strategies and drives initiatives, and together with the Chief Information Officer, sets targets, develops policies and procedures to mitigate the cybersecurity risks, and execute our cybersecurity efforts.
Furthermore, the IT Department collects key performance indicators (“KPIs”) which are reported to the Company’s Vice President and Chief Operating Officer on a monthly basis. These KPIs include the public attack surface score and the infrastructure vulnerability index.
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
Management’s Cyber Security Experience
Our Chief Information Officer has more than 20 years of experience in IT management and has held the role of Chief Information Officer with Scorpio for 8 years with enterprise responsibility for information security. Our Information Security Officer has extensive experience of more than 8 years in Information Security and cybersecurity and has the following certifications:
•ISACA CISM Certified Security Information Manager
•ISC2 CISSP Certified Information Systems Security Professional
•EC-Council CCISO Certified Chief Security Information Officer
•PECB ISO27001 Lead Implementer and Lead Auditor
•EC-Council (CEH) Certified Ethical Hacker, (CIH) Certified Incident Handler, (CHFI) Computer Hacking Forensics Investigator, (CSA) Certified SOC Analyst
Our Chief Operating Officer has extensive experience in senior positions in the shipping industry for over 30 years and from overseeing the Company’s information technology and enterprise risk management for more than 14 years. As Chief Operating Officer and a member of the Board of Directors, he has had the overall managerial responsibility for the Company’s information security, and he has been closely involved in designing our risk management policies and procedures.
Cybersecurity Threats

For the year ended December 31, 2024 and through the date of this annual report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition. Please also see Item 3. Key Information—D. Risk Factors— “Breakdowns in our information technology, including as a result of cyberattacks, may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.”

PART III
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The financial information required by this Item is set forth beginning on page F-1 and is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated Bylaws of the Company (3)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (8)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (11)
2.1	Form of Stock Certificate (11)
2.2	Form of Senior Debt Securities Indenture (4)
2.3	Form of Subordinated Debt Securities Indenture (4)
2.4	Base Indenture, dated May 12, 2014, by and between the Company and Deutsche Bank Trust Company (7)
2.5	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act (13)
2.6	Fourth Supplemental Indenture, dated May 29 2020, by and between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company's 7.00% Senior Notes due 2025 (12)
2.7	Bond Terms for Scorpio Tankers Inc. 7.5% Senior Unsecured USD 300 Million Bonds 2025/2030
4.1	2013 Amended and Restated Equity Incentive Plan (6)
4.2	Administrative Services Agreement between the Company and Liberty Holding Company Ltd. (2)
4.2(a)	Deed of Amendment between the Company, SSH, SCM and SSM dated September 29, 2016 (9)
4.3	Master Agreement between the Company, SSM and SCM dated January 24, 2013 (5)
4.3(a)	Amended and Restated Master Agreement between the Company, SSM and SCM dated November 15, 2016 (9)
4.3(b)	Amended and Restated Master Agreement between the Company, SSM and SCM dated February 21, 2018 (10)
4.3(c)	Amended and Restated Master Agreement between the Company, SSM and SCM dated March 21, 2024(14)
8.1	Subsidiaries of the Company
10.1	Professional Services Agreement between the Company and Geoserve Energy Transport DMCC, dated March 11, 2024(14)
11.1	Code of Conduct and Ethics (10)
11.2	Whistleblower Policy (6)
11.3	Whistleblower Policy - Environmental (6)
11.4	Insider Trading Policy
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of McQuilling Services, LLC
15.3	Consent of Seward & Kissel LLP
97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation(14)
101	Inline Interactive Data Files
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
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
(14)Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 22, 2024, and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Dated: March 21, 2025

Scorpio Tankers Inc.
(Registrant)

/s/ Emanuele Lauro
Emanuele Lauro
Chief Executive Officer

SCORPIO TANKERS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Scorpio Tankers Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Scorpio Tankers Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, of changes in shareholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Identification of vessels and related drydock costs that might be impaired
As described in Note 6 to the consolidated financial statements, as of December 31, 2024, the net book value of vessels and drydock costs was $3,191 million. As further described in Notes 1 and 8, management reviews the carrying amount of vessels and related drydock costs at each balance sheet date to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication of impairment exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). As part of this evaluation, management considered both internal and external indicators of potential impairment, in accordance with IAS 36, Impairment of assets, including, for instance, changes in the technological, market, economic, or legal environments in which the Company operates, changes in forecasted charter rates, and movements in external broker valuations. Management also assessed whether any evidence suggests potential obsolescence of or physical damage to their vessels, whether the Company has any plans to dispose of a vessel before the end of its estimated useful life, and whether any evidence suggests that the economic performance of a vessel was, or may become, worse than expected. Management determined that there were no indications of impairment on any of the vessels as of December 31, 2024.
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s identification of indicators of impairment. These procedures also included, among others, evaluating management’s assessment if any indication of impairment exists considering external and internal sources of information, including, among others: i) identifying any indications of decline in the vessels’ values by obtaining and reviewing external broker valuations for the Company’s vessels and assessing the reasonableness of these valuations by independently evaluating newbuilding prices as well as recent purchase and sale activity (including those of the Company) for second-hand vessels with similar characteristics, such as type and size; ii) evaluating if any significant adverse changes have taken place in the economic environment that the Company operates or in its markets. This consisted of reviewing the estimated daily charter rates projected by management with third party analysts’ reports for tanker vessels with similar characteristics; iii) evaluating the evolution of interest rates during the period by reviewing recent financing activities by the Company and current trends in market interest rates; and iv) assessing the reasonableness of the vessels’ performance by reviewing recent and projected utilization rates of the Company. We also assessed the adequacy of the disclosures on vessels indicators of impairment in Notes 1 and 8 in the consolidated financial statements.

/s/ PricewaterhouseCoopers Audit

Neuilly-sur-Seine, France
March 21, 2025

We have served as the Company’s auditor since 2013.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2024 and 2023

		As of
In thousands of U.S. dollars	Notes	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	2	$332,580	$355,551
Financial assets measured at fair value through profit or loss	3	74,157	—
Accounts receivable	5	150,183	203,500
Prepaid expenses and other current assets	4	9,230	10,213
Inventories		10,173	7,816
Total current assets		576,323	577,080
Non-current assets
Vessels and drydock	6	3,190,820	3,577,935
Other assets	9	58,312	65,440
Goodwill	8	8,197	8,197
Total non-current assets		3,257,329	3,651,572
Total assets		$3,833,652	$4,228,652
Current liabilities
Current portion of long-term bank debt	12	122,797	220,965
Sale and leaseback liability	12	8,592	206,757
Accounts payable	10	32,213	10,004
Accrued expenses and other current liabilities	11	73,591	72,678
Total current liabilities		237,193	510,404
Non-current liabilities
Long-term bank debt and bonds	12	665,887	939,188
Sale and leaseback liability	12	64,691	221,380
Other long-term liabilities		—	3,974
Total non-current liabilities		730,578	1,164,542
Total liabilities		967,771	1,674,946
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 and 150,000,000 shares authorized; 49,923,042 and 53,107,765 outstanding shares as of December 31, 2024 and December 31, 2023, respectively.	14	760	745
Additional paid-in capital	14	3,159,548	3,097,054
Treasury shares	14	(1,466,818)	(1,131,225)
Retained earnings	14	1,172,391	587,132
Total shareholders’ equity		2,865,881	2,553,706
Total liabilities and shareholders’ equity		$3,833,652	$4,228,652
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2024, 2023, and 2022

		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	Notes	2024	2023	2022
Revenue
Vessel revenue	16	$1,243,951	$1,341,222	$1,562,873
Operating expenses
Vessel operating costs	17	(319,147)	(315,582)	(323,725)
Voyage expenses	16	(30,371)	(13,243)	(92,698)
Depreciation - vessels and drydock	6	(185,319)	(178,259)	(168,008)
Depreciation - right of use assets for vessels	7	—	(24,244)	(38,827)
Reversal of previously recorded impairment	8	—	—	12,708
Write-off of deposits on scrubbers	6	—	(10,508)	—
General and administrative expenses	18	(121,048)	(106,255)	(88,131)
Net gain / (loss) on sales of vessels	6	176,537	12,019	(66,486)
Total operating expenses		(479,348)	(636,072)	(765,167)
Operating income		764,603	705,150	797,706
Other (expense) and income, net
Financial expenses	19	(109,539)	(183,231)	(169,795)
Financial income		15,947	19,112	6,884
Share of income from dual fuel tanker joint venture		7,664	5,950	679
Dividend income and fair value loss on financial assets measured at fair value through profit or loss	3	(11,176)	—	—
Gain on repurchase of convertible notes		—	—	481
Other income and (expenses), net		1,275	(83)	1,296
Total other expense, net		(95,829)	(158,252)	(160,455)
Net income		$668,774	$546,898	$637,251
Attributable to:
Equity holders of the parent		$668,774	$546,898	$637,251
Earnings per share
Basic	21	$13.78	$10.44	$11.49
Diluted	21	$13.15	$10.03	$10.34
Basic weighted average shares outstanding	21	48,544,137	52,369,269	55,455,277
Diluted weighted average shares outstanding	21	50,874,322	54,527,747	63,511,276

There are no items of other comprehensive income or loss.
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2024, 2023, and 2022

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	(Accumulated deficit) / retained earnings	Total
Balance as of December 31, 2021	58,369,516	$659	$2,855,798	$(480,172)	$(539,357)	$1,836,928

Net income for the period	—	—	—	—	637,251	637,251
Repurchase of Convertible Notes due 2025	—	—	(1,966)	—	—	(1,966)
Issuance of restricted stock, net of forfeitures	1,045,497	10	(11)	—	—	(1)
Conversion of Convertible Notes due 2025 to common shares	5,757,698	58	198,827	—	—	198,885
Equity settled share based compensation expense	—	—	20,397	—	—	20,397
Purchase of treasury shares	(3,909,873)	—	—	(161,373)	—	(161,373)
Dividends paid, $0.40 per share (1)	—	—	(23,313)	—	—	(23,313)
Balance as of December 31, 2022	61,262,838	$727	$3,049,732	$(641,545)	$97,894	$2,506,808

Net income for the period	—	—	—	—	546,898	546,898
Issuance of restricted stock, net of forfeitures	1,805,250	18	(18)	—	—	—
Equity settled share based compensation expense	—	—	47,340	—	—	47,340
Purchase of treasury shares	(9,960,323)	—	—	(489,680)	—	(489,680)
Dividends paid, $1.05 per share (1)	—	—	—	—	(57,660)	(57,660)
Balance as of December 31, 2023	53,107,765	$745	$3,097,054	$(1,131,225)	$587,132	$2,553,706

Net income for the period	—	—	—	—	668,774	668,774
Issuance of restricted stock, net of forfeitures	1,468,466	15	(15)	—	—	—
Equity settled share based compensation expense	—	—	62,509	—	—	62,509
Purchase of Treasury Shares	(4,653,189)	—	—	(335,593)	—	(335,593)
Dividends paid, $1.60 per share (1)	—	—	—	—	(83,515)	(83,515)
Balance as of December 31, 2024	49,923,042	$760	$3,159,548	$(1,466,818)	$1,172,391	$2,865,881

(1) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2024, 2023, and 2022

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2024	2023	2022
Operating activities
Net income		$668,774	$546,898	$637,251
Depreciation - owned or sale and leaseback vessels	6	185,319	178,259	168,008
Depreciation - right of use assets	7	—	24,244	38,827
Equity settled share based compensation expense	14	62,509	47,340	20,397
Reversal of previously recorded impairment	8	—	—	(12,708)
Amortization of deferred financing fees	12	9,236	7,292	6,385
Non-cash debt extinguishment costs	12	3,460	8,320	6,604
Accretion of convertible notes	12	—	—	12,718
Net (gain) / loss on sales of vessels	6	(176,537)	(12,019)	66,486
Write-off of deposits on scrubbers	6	—	10,508	—
Fair value loss on financial assets measured at fair value through profit or loss		14,979	—	—
Accretion of fair value measurement on debt assumed in business combinations	12	82	1,128	2,106
Gain on repurchase of convertible notes	12	—	—	(481)
Share of income from dual fuel tanker joint venture		(7,664)	(5,950)	(679)
Dividend from DHT Holdings, Inc.		(3,803)	—	—
		756,355	806,020	944,914
Changes in assets and liabilities:
(Increase) / decrease in inventories		(2,034)	7,804	(7,522)
Decrease / (increase) in accounts receivable		57,045	73,201	(238,631)
Decrease / (increase) in prepaid expenses and other current assets		983	7,944	(10,205)
Decrease in other assets		1,600	2,884	19,492
Increase / (decrease) in accounts payable		15,722	(16,748)	(4,482)
(Decrease) / increase in accrued expenses and other current liabilities		(4,491)	(15,613)	65,767
		68,825	59,472	(175,581)
Net cash inflow from operating activities		825,180	865,492	769,333
Investing activities
Net proceeds from disposal of vessels		479,778	64,878	607,693
Investment in dual fuel tanker joint venture		(1,937)	—	(1,750)
Distributions from dual fuel tanker joint venture		8,851	1,822	493
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, sale leaseback and bareboat-in vessels)		(93,367)	(23,089)	(34,480)
Investment in DHT Holdings, Inc.		(89,137)	—	—
Dividend from DHT Holdings, Inc.		3,803	—	—
Net cash inflow from investing activities		307,991	43,611	571,956
Financing activities
Debt repayments		(835,680)	(1,224,529)	(971,622)
Issuance of debt		99,000	1,386,482	122,638
Debt issuance costs		(354)	(29,691)	(1,702)
Principal repayments on IFRS 16 lease liabilities		—	(516,127)	(79,502)
Decrease in restricted cash		—	783	4,008
Repurchase / repayment of convertible notes		—	—	(83,968)

Dividends paid	(83,515)	(57,660)	(23,313)
Repurchase of common stock	(335,593)	(489,680)	(161,373)
Net cash outflow from financing activities	(1,156,142)	(930,422)	(1,194,834)
(Decrease) / increase in cash and cash equivalents	(22,971)	(21,319)	146,455
Cash and cash equivalents at January 1,	355,551	376,870	230,415
Cash and cash equivalents at December 31,	$332,580	$355,551	$376,870
Supplemental information:
Interest paid (which includes $0.0 million, $0.0 million and $0.2 million of interest capitalized during the years ended December 31, 2024, 2023, and 2022, respectively)	$96,882	$154,653	$134,921
We completed the following non-cash transaction during the year ended 2022. There were no such transactions during the years ended December 31, 2024 and 2023.
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
Our fleet as of December 31, 2024 consisted of 99 owned or sale and leaseback product tankers (14 Handymax, 47 MR and 38 LR2).
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
Basis of accounting
The consolidated financial statements incorporate the financial statements of Scorpio Tankers Inc. and its subsidiaries. The consolidated financial statements have been presented in United States dollars, or USD or $, which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries, and have been authorized for issue by the Board of Directors on March 20, 2025. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
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
Our revenues are earned via the seaborne transportation of crude oil and refined petroleum products in the international shipping markets. We have benefited from a cyclical uptrend in the product tanker market over the past three years. The cash flows generated during these years have enabled us to accumulate liquidity, repay debt and deleverage our balance sheet.
During the year ended December 31, 2024, we reduced the carrying amount of our outstanding debt and lease obligations by $726.3 million. At December 31, 2024, we had $332.6 million in cash and cash equivalents, $288.2 million available under a revolving line of credit (see Notes 12 and 23) and 27 unencumbered vessels (see Note 23). The focus on deleveraging our balance sheet has resulted in a reduction in our forward debt service requirements of principal and interest thus positioning us to generate cash if market conditions weaken.
Additionally, and as described in Note 23, from December 31, 2024 through the date of this report, we have executed the 2025 $500.0 Million Revolving Credit Facility (which is currently undrawn), placed $200.0 million of new senior unsecured bonds in the Nordic bond market (the “Unsecured Senior Notes Due 2030”) and redeemed the $70.6 million outstanding under the Unsecured Senior Notes Due 2025.

We do not have any other debt or lease financing arrangements that are scheduled to mature or expire within twelve months from the date of this report.
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
Material Accounting Policies
The following is a discussion of our material accounting policies that were in effect during the years ended December 31, 2024, 2023, and 2022.
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
(3)Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate.
Of these revenue streams, revenue generated in the spot market from voyage charter agreements is within the scope of IFRS 15 - Revenue from Contracts with Customers.
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
In the years ended December 31, 2024, 2023, and 2022, there were potentially dilutive items as a result of our 2013 Equity Incentive Plan (as defined in Note 14), and in the year ended December 31, 2022, there were potentially dilutive items as a result of our (i) Convertible Notes due 2022, and (ii) Convertible Notes due 2025 (both of which are described in Note 12).
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
IFRS 16 - Leases amended the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet as right-of-use assets and corresponding lease liabilities, unless the term of the lease is 12 months or less. As of December 31, 2024, we did not have any bareboat chartered-in vessels which are being accounted for under IFRS 16, Leases as right of use assets and related lease liabilities. Under IFRS 16, there is no charterhire expense for these vessels as the right of use assets are depreciated on a straight-line basis (through depreciation expense) over the lease term, and the lease liability is amortized over that same period (with a portion of each payment allocated to principal and a portion allocated to interest expense).
Foreign currencies
The individual financial statements of Scorpio Tankers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in U.S. dollars.
In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are translated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statements of operations. The amounts charged to the consolidated statements of operations during the years ended December 31, 2024, 2023, and 2022 were not significant.
Segment reporting
During the years ended December 31, 2024, 2023, and 2022, we owned, lease financed, or chartered-in vessels spanning four different vessel classes, Handymax, MR, LR1 (2022 only, see Note 6) and LR2, all of which earned revenues in the seaborne transportation of crude oil and refined petroleum products in the international shipping markets. Vessel class is the aggregate level of information reported to our chief operating decision maker.
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
During the years ended December 31, 2024, 2023 and 2022, we made investments in exhaust gas cleaning systems, or scrubbers, and/or ballast water treatment systems, or BWTS. The costs of these systems are primarily being depreciated over the estimated remaining useful life of each vessel, which is our estimate of the useful life of this equipment based on experience with such systems. Additionally, for a newly installed scrubber, a notional component is allocated from the scrubber's cost. The notional scrubber cost is estimated by us, based on the expected related costs that we will incur for this equipment at the next scheduled drydock date and relates to the replacement of certain components and maintenance of other components. This notional scrubber cost is carried separately from the cost of the scrubber. Subsequent costs will be recorded at actual cost incurred. The notional component of the scrubber is depreciated on a straight-line basis to the next estimated drydock date.
Impairment of goodwill
Goodwill arising from historical acquisitions is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units within the reportable segment, plus the allocated goodwill, to their recoverable amounts.
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
Interests in joint ventures
A joint venture is an arrangement where we have joint control and have rights to the net assets of the arrangement, rather than rights to the joint venture's assets and obligations for its liabilities. As described in Note 9, we have a minority interest in a joint venture consisting of a portfolio of methanol and product tankers. We account for our interest in this structure as a joint venture pursuant to IFRS 11 - Joint arrangements, and therefore account for our share of the net profit or loss of this arrangement using the equity method under IAS 28 - Investments in Associates and Joint Ventures. Under this guidance, the investment is initially measured at cost, and the carrying amount of the investment is adjusted in subsequent periods based on our share of profits or losses from the joint venture (adjusted for any fair value adjustments made upon initial recognition). Any distributions received from the joint venture reduce the carrying amount.
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
All other borrowing costs are recognized in the consolidated statement of operations in the period in which they are incurred.
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
Accounts receivable
Amounts due from the Scorpio Pools (defined in Note 5) and other receivables that have fixed or determinable payments and are not quoted in an active market are classified as accounts receivable. Accounts receivable without a significant financing component are initially measured at their transaction price and subsequently measured at amortized cost, less any impairment (as discussed below). Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.
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
The application of the ECL requirements under IFRS 9 have not resulted in the recognition of an impairment charge under this impairment model. This determination was made on the basis that we have never experienced a material historical credit loss of amounts due to our vessels operating in the Scorpio Pools, on time charter or in the spot market. This determination also considers reasonable and supportable information about current conditions and forecast future economic conditions.
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
Financial liabilities
Financial liabilities are classified as either financial liabilities at amortized cost or financial liabilities at FVTPL. There were no financial liabilities recorded at FVTPL during the years ended December 31, 2024 or December 31, 2023.
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
Lease Financing
During the years ended December 31, 2024, 2023, and 2022, we were a party to sale and leaseback transactions in which certain of our vessels were sold to a third party and then leased back to us under bareboat chartered-in arrangements. In these transactions, the criteria necessary to recognize a sale of these vessels were not met under IFRS 15. Accordingly, these transactions have been accounted for as financing arrangements, with the liability under each arrangement recorded at amortized cost using the effective interest method and the corresponding vessels recorded at cost, less accumulated depreciation, on our consolidated balance sheet. All of these arrangements are further described in Note 12.

Equity instruments
An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.
We had 49,923,042 and 53,107,765 registered shares authorized, issued and outstanding with a par value of $0.01 per share at December 31, 2024 and December 31, 2023, respectively. These shares provide the holders with the same rights to dividends and voting rights.
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
The significant judgments and estimates are as follows:
Revenue recognition
Our revenue is primarily generated from time charters, spot voyages, or pools (see Note 16 for the components of our revenue generated during the years ended December 31, 2024, 2023, and 2022). Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the time charter agreement between the vessel owner and the pool.
We generated revenue from spot voyages during the years ended December 31, 2024, 2023, and 2022. We recognize spot market revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter, and (iii) are expected to be recovered.

Vessel impairment
We evaluate the carrying amounts of our vessels, vessels under construction (if applicable), and right of use assets for vessels (if applicable) to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).
Recoverable amount is the higher of fair value less costs to sell (determined by taking into consideration vessel valuations from independent ship brokers for each vessel) and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels, and discount rates. All of these items have been historically volatile. As part of our process of assessing fair value less selling costs of the vessel, we obtain vessel valuations for our operating vessels from independent ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. We generally do not obtain vessel valuations for vessels under construction. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less selling costs and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.
The results of our impairment testing for the years ended December 31, 2024 and 2023 are described in Note 8.
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
Impact of climate change
We consider the impact of climate change on significant estimates and assumptions made, where appropriate. This assessment includes possible impacts due to both physical and transition risks. Even though climate-related risks might not currently have a significant impact on accounting measurements, we are closely monitoring relevant changes and developments, such as new climate-related legislation. The items and considerations that could be most directly impacted by climate-related matters include the impairment of and the determination of useful life for our vessels. As of December 31, 2024, we have concluded that climate change had no significant impact on the carrying values or remaining useful lives of our vessels.

Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2024
Standards and Interpretations adopted during the year ended December 31, 2024.
•Amendment to IAS 1 - Classification of Liabilities as Current or Non-current
•Amendment to IAS 1 - Non-current Liabilities with Covenants
•Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements
•Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback
Standards and Interpretations adopted during the year ended December 31, 2023.
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
Standards and Interpretations not yet adopted
Additionally, at the date of authorization of these consolidated financial statements, the following Standards which have not been applied in these consolidated financial statements were issued but not yet effective. Analyses are underway to estimate the impacts related to the future application of IFRS 18. We do not expect that the adoption of these standards in future periods will have a significant impact on our financial statements.
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
•Amendments to IFRS 9 and IFRS 7
◦Classification and Measurement of Financial Instruments - These amendments (a) clarify the date of recognition and recognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, (b) add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets), and (c) update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
◦Contracts Referencing Nature-dependent Electricity - These amendments (a) clarify the application of the ‘own-use’ requirements, (b) permit hedge accounting if these contracts are used as hedging instruments, and (c) add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.
These amendments are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted.
•IFRS 18 – Presentation and Disclosure in Financial Statements - IFRS 18 replaces IAS 1 and introduces new categories and subtotals in the statement of profit or loss. It also requires disclosure of management-defined performance measures and includes new requirements for the presentation and aggregation of financial information. IFRS 18 is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted.
•IFRS 19 – Subsidiaries without Public Accountability - IFRS 19 permits eligible entities to apply reduced disclosure requirements in their financial statements, aiming to ease the reporting burden for subsidiaries without public accountability. IFRS 19 is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted.

2.     Cash and cash equivalents
The following is a table summarizing the components of our cash and cash equivalents as of December 31, 2024 and 2023:

	At December 31,
In thousands of U.S. dollars	2024	2023
Cash at banks	$331,013	$353,805
Cash on vessels	1,567	1,746
	$332,580	$355,551

3.    Financial assets measured at fair value through profit or loss
During the year ended December 31, 2024, we invested $89.1 million for a passive, minority interest in DHT Holdings Inc. ("DHT"), a publicly traded crude tanker shipping company which owns a fleet of 27 Very Large Crude Carriers, four of which are still under construction. We purchased 7,982,480 common shares in DHT, or 4.99% of the outstanding shares, in the open market at an average price of $11.17 per share during the year ended December 31, 2024. These instruments are not debt instruments and currently our business model for these instruments is to hold them for trading. At December 31, 2024, we held common stock of DHT at its fair value of $74.2 million. We received dividends of $3.8 million from this investment during the year ended December 31, 2024.

4.     Prepaid expenses and other current assets
The following is a table summarizing the components of our prepaid expenses and other current assets as of December 31, 2024 and 2023:

	At December 31,
In thousands of U.S. dollars	2024	2023
Prepaid vessel operating expenses - SSM	$5,375	$5,522
Prepaid expense - related party port agents	385	2
Prepaid expense - SCM	26	28
Scorpio Services Holding Limited (SSH)	4	3
Prepaid expenses and other current assets - related parties	5,790	5,555

Prepaid insurance	861	588
Prepaid port agent advances	604	72
Third party - prepaid vessel operating expenses	565	1,553
Other prepaid expenses	1,410	2,445
	9,230	10,213

5.     Accounts receivable
The following is a table summarizing the components of our accounts receivable as of December 31, 2024 and 2023:

	At December 31,
In thousands of U.S. dollars	2024	2023
Scorpio MR Pool Limited	$72,794	$118,717
Scorpio LR2 Pool Limited	53,046	75,252
Scorpio Handymax Tanker Pool Limited	6,919	3,532
Mercury Pool Limited	4,053	3,346
Scorpio Services Holding Limited (SSH)	474	7
Scorpio LR1 Pool Limited	—	494
Receivables from the related parties	137,286	201,348

Spot voyage and time charter receivables	9,968	557
Insurance receivables	2,650	1,595
Other receivables	279	—
	$150,183	$203,500
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

6.     Vessels
Operating vessels and drydock

In thousands of U.S. dollars	Vessels	Drydock	Total

Cost
As of January 1, 2024	$4,664,735	$133,467	$4,798,202
Additions (1)	148	105,329	105,477
Disposal of vessels (2)	(414,484)	(21,281)	(435,765)
Write-offs (3)	—	(44,597)	(44,597)
As of December 31, 2024	4,250,399	172,918	4,423,317

Accumulated depreciation and impairment
As of January 1, 2024	(1,140,414)	(79,853)	(1,220,267)
Charge for the period	(155,882)	(29,437)	(185,319)
Disposal of vessels (2)	122,403	6,089	128,492
Write-offs (3)	—	44,597	44,597
As of December 31, 2024	(1,173,893)	(58,604)	(1,232,497)
Net book value
As of December 31, 2024	$3,076,506	$114,314	$3,190,820

Cost
As of January 1, 2023	$4,045,062	$117,641	$4,162,703
Transfer from right of use assets, net (4)	695,162	3,722	698,884
Additions (1)	4,711	16,738	21,449
Disposal of vessels (2)	(79,429)	(3,134)	(82,563)
Write-offs (3)	(771)	(1,500)	(2,271)
As of December 31, 2023	4,664,735	133,467	4,798,202

Accumulated depreciation and impairment
As of January 1, 2023	(1,016,258)	(57,191)	(1,073,449)
Charge for the period	(152,661)	(25,598)	(178,259)
Disposal of vessels (2)	28,505	1,436	29,941
Write-offs (3)	—	1,500	1,500
As of December 31, 2023	(1,140,414)	(79,853)	(1,220,267)
Net book value
As of December 31, 2023	$3,524,321	$53,614	$3,577,935
(1)Additions during the years ended December 31, 2024 and 2023 primarily relate to the drydock and Ballast Water Treatment System ("BWTS") costs and installations incurred on certain of our vessels.
(2)Represents the net book value of an aggregate of 14 vessels that were sold during the years ended December 31, 2024 and 2023. These sales consisted of 11 MRs (STI Tribeca, STI Larvotto, STI Le Rocher, STI Manhattan, STI Beryl, STI Onyx, STI Garnet, STI Ruby, STI Topaz, STI San Antonio and STI Texas City) and one LR2 (STI Lily) during the year ended December 31, 2024, and two MRs (STI Ville and STI Amber) during the year ended December 31, 2023. These transactions are described below.
(3)Primarily represents write-offs of fully depreciated equipment and drydock costs on certain of our vessels.
(4)During the year ended December 31, 2023, we exercised the purchase options on leases for 17 MRs (STI Magnetic, STI Marshall, STI Magic, STI Mystery, STI Marvel, STI Magister, STI Mythic, STI Miracle, STI Maestro, STI Mighty, STI Modest, STI Maverick, STI Millennia, STI Maximus, STI Beryl, STI Larvotto and STI Le Rocher) and four LR2s (STI Lavender, STI Lobelia, STI Lotus and STI Lily) that had been previously recorded as Right of use assets for vessels. The carrying amounts of these Right of Use Assets were reclassified to Vessels and Drydock as a result of these transactions. These transactions are further described in Note 7.

The following is a summary of the items that were capitalized during the years ended December 31, 2024 and 2023:

In thousands of U.S. dollars	Drydock (1)	BWTS	Other equipment	Capitalized interest	Total vessel additions
For the year ended December 31, 2024	$105,329	$126	$22	$—	$148
For the year ended December 31, 2023	16,738	4,554	150	7	4,711

(1)Additions during the years ended December 31, 2024 and 2023 include new costs accrued in prior periods relating to drydocks and ballast water treatment system.

Activity
Other than exercising purchase options on leases, we did not purchase any vessels during the years ended December 31, 2024 and December 31, 2023. Additionally, as of December 31, 2024, we did not have any newbuildings on order.
During the year ended December 31, 2023, we wrote-off $10.5 million related to options to purchase additional exhaust gas cleaning systems, or scrubbers, which expired unexercised. This amount included deposits and previously incurred installation costs. These amounts were previously recorded within Other assets on the consolidated balance sheet.

Vessel Sales
During the year ended December 31, 2024, we entered into agreements to sell 11 MR vessels (STI Tribeca, STI Larvotto, STI Le Rocher, STI Manhattan, STI Beryl, STI Onyx, STI Garnet, STI Ruby, STI Topaz, STI San Antonio and STI Texas City) and one LR2 vessel (STI Lily). The aggregate net book value of the vessels was $307.3 million on the dates they were held for sale. The aggregate net proceeds of these sales was $479.8 million. Accrued and unpaid selling costs related to the sale of STI San Antonio as of December 31, 2024 was $0.2 million. We recorded an aggregate gain of $176.5 million during the year ended December 31, 2024 as a result of these sales.
Of these vessels, STI Tribeca and STI Manhattan were replaced by STI Galata and STI Notting Hill, respectively, as collateral on the 2023 $1.0 Billion Credit Facility. STI Larvotto, STI Le Rocher, STI Beryl, STI Onyx, STI Garnet, STI Ruby and STI Topaz were unencumbered at the time of sale. STI San Antonio was replaced by STI Memphis as collateral on the 2023 $225.0 Million Credit Facility. The 2023 $117.4 Million Credit Facility was amended in October 2024, releasing STI Texas City as the residual collateral value of the remaining vessels under the facility provided for sufficient headroom under the leverage covenant of the agreement. In October 2024, we repaid the $22.9 million outstanding related to STI Lily under the 2023 $1.0 Billion Credit Facility. This debt repayment did not impact the undrawn amount of $288.2 million available under the revolving portion of this facility.
During the year ended December 31, 2023, we closed on the sales of two MRs, STI Ville and STI Amber, in July 2023 and November 2023, respectively, for aggregate net proceeds of $64.6 million. This amount includes $0.3 million of accrued and unpaid selling costs as of December 31, 2023. The aggregate net book value of the vessels was $52.6 million on the dates they were held for sale and we recorded an aggregate gain of $12.0 million during the year ended December 31, 2023 as a result of these sales. Additionally, we repaid the outstanding sale and leaseback obligation of $8.2 million with respect to STI Amber as a result of this sale.
Collateral agreements
The below table is a summary of vessels with an aggregate carrying value of $2.3 billion at December 31, 2024 which have been pledged as collateral under the terms of our secured debt and lease financing arrangements as of December 31, 2024:

Credit Facility	Vessel Name
2023 $225.0 Million Credit Facility	STI Duchessa, STI Memphis, STI Yorkville, STI Milwaukee, STI Battery, STI Madison, STI Opera, STI Venere, STI Virtus, STI Aqua, STI Dama, STI Regina, STI Sanctity
2023 $49.1 Million Credit Facility	STI Rose, STI Rambla
2023 $117.4 Million Credit Facility	STI Battersea, STI Wembley, STI Meraux, STI St. Charles, STI Mayfair, STI Alexis
2023 $1.0 Billion Credit Facility	STI Lobelia, STI Lotus, STI Lavender, STI Magic, STI Mystery, STI Marvel, STI Magnetic, STI Millennia, STI Magister, STI Mythic, STI Modest, STI Maverick, STI Miracle, STI Maestro, STI Mighty, STI Maximus, STI Spiga, STI Kingsway, STI Bosphorus, STI Leblon, STI Jermyn, STI Donald C Trauscht, STI Esles II, STI Solace, STI Solidarity, STI Stability, STI Galata, STI Bronx, STI Notting Hill, STI Seneca, STI Sloane, STI Condotti, STI Brooklyn, STI Goal, STI Gladiator, STI Gratitude, STI Steadfast, STI Supreme, STI Acton, STI Camden, STI Jardins, STI San Telmo, STI Soho, STI Osceola
2023 $94.0 Million Credit Facility	STI Marshall, STI Grace, STI Guide, STI Gauntlet
Ocean Yield Lease Financing	STI Symphony
2021 Ocean Yield Lease Financing	STI Gallantry, STI Guard

The below table is a summary of vessels with an aggregate carrying value of $846.3 million which were unencumbered at December 31, 2024:

Vessel Name
Unencumbered	STI Clapham, STI Hammersmith, STI Rotherhithe, STI Poplar, STI La Boca, STI Broadway, STI Winnie, STI Connaught, STI Lauren, STI Veneto, STI Fulham, STI Elysees, STI Park, STI Orchard, STI Hackney, STI Lombard, STI Comandante, STI Brixton, STI Pimlico, STI Finchley, STI Westminster, STI Pontiac, STI Black Hawk, STI Oxford, STI Selatar, STI Gramercy, STI Queens

7.     Right of use assets and related lease liabilities
For lease arrangements that were accounted for under IFRS 16 – Leases, we had bareboat charter-in commitments on three vessels under fixed rate bareboat agreements and 18 vessels under variable rate bareboat agreements during the year ended December 31, 2023. These arrangements were accounted for under IFRS 16 - Leases.
During the year ended December 31, 2023, we exercised the purchase options for all vessels under lease arrangements and had no further commitments as of December 31, 2023.
IFRS 16 - Leases - 3 MRs
In January 2019, we recognized right-of-use assets and corresponding liabilities relating to three bareboat chartered-in vessel commitments (STI Beryl, STI Le Rocher and STI Larvotto). The bareboat contracts for these three vessels were entered into in April 2017, were scheduled to expire in April 2025, and had a fixed lease payment of $8,800 per vessel per day. We had the option to purchase these vessels beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, which we exercised during the year ended December 31, 2023 thus releasing us from all obligations under these agreements.
IFRS 16 - Leases - Trafigura Transaction
On September 26, 2019, we acquired subsidiaries of Trafigura Maritime Logistics Pte. Ltd. ("Trafigura") which had leasehold interests in 19 product tankers under bareboat charter agreements with subsidiaries of an international financial institution (the "Trafigura Transaction").
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
In April 2022, we exercised the purchase option on STI Majestic and repaid the aggregate outstanding lease obligation of $25.6 million relating to this vessel. This vessel was subsequently sold later that year.
During the year ended December 31, 2023, we gave notice to exercise the purchase options on the remaining 18 vessels, triggering a re-assessment of the lease liabilities and resulting in an aggregate increase in the lease liabilities and corresponding adjustment to the right of use assets of $4.5 million. Upon the closing of these purchases, we repaid the aggregate outstanding lease obligation of $459.1 million relating to these vessels under the IFRS 16 - Leases - $670.0 Million lease agreement thus releasing us from all obligations under these agreements.
The following is the activity of the "Right of use assets for vessels" starting on January 1, 2023 through December 31, 2023. There was no such activity during the year ended December 31, 2024.

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
(3)    Represents the write-offs of fully depreciated drydock costs on certain of our vessels.
The following table summarizes the payments made for the year ended December 31, 2023 relating to lease liabilities accounted for under IFRS 16 - Leases. There was no such activity during the year ended December 31, 2024.

For the year ended December 31,
In thousands of U.S. dollars	2023
Interest expense recognized in consolidated statements of operations	$23,749
Principal repayments recognized in consolidated cash flow statements	516,127
Net decrease in accrued interest expense	467
Total payments on lease liabilities under IFRS 16 - Leases	$540,343

Vessels recorded as Right of use assets derive income from subleases through time charter-out, voyage revenue (spot market), and pool arrangements. For the years ended December 31, 2023, and 2022, sublease income of $136.6 million and $246.5 million, respectively, is included in Vessel revenue. There was no such income during the year ended December 31, 2024.
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
At December 31, 2024 and December 31, 2023, we performed an assessment to determine if any indicators of impairment exist, considering both internal and external factors as part of this assessment. We reviewed the carrying amount of our vessels to determine if there was an indication that these assets had suffered an impairment. First, we assessed the fair value less the cost to sell of our vessels, taking into consideration vessel valuations from independent ship brokers. We then compared the fair value less selling costs to each vessel’s carrying value and, if the carrying value exceeded the vessel’s fair value less selling costs, an indicator of impairment existed.
At December 31, 2024 and 2023, our operating fleet consisted of 99 and 111 owned or sale and leaseback vessels, respectively. All of the vessels in our operating fleet had fair values less selling costs greater than their carrying amount at this date. We also considered other internal and external factors as part of this assessment to determine if any indicators of impairment exist, as the markets in which we operate continued to experience strength during the years ended December 31, 2024 and 2023. This strength is evidenced by, among other things:
•The strength in second-hand vessel values, particularly as compared to the carrying values of our vessels;
•The strength of time charter rates for long-term fixtures, which provides an indication of the forward market;
•The operating cash flows that we generated during each period.
It is on this basis that we determined that there were no indications of impairment on any of our vessels as of December 31, 2024 or December 31, 2023.

Reversal of previously recorded impairment
At December 31, 2020 an impairment charge of $14.2 million was recorded on 13 MR vessels by reference to their value in use. At December 31, 2022, we evaluated whether this impairment should be reversed pursuant to the principles set forth under IAS 36, Impairment of assets. Given the external factors noted in our markets during this period, we concluded that there were indicators that the recoverable amount of these 13 vessels should be estimated again and determined that the previous impairment, less the depreciation that would have been recorded had the impairment not been recorded, should be reversed. This resulted in the reversal of the previously recorded impairment of $12.7 million.
Goodwill
Goodwill arising from a previous acquisition has been allocated to the cash generating units within each of the respective operating segments that were expected to benefit from the synergies of this transaction (LR2s). The carrying value of the goodwill allocated to the LR2 segment was $8.2 million at both December 31, 2024 and 2023. Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units in each respective operating segment, plus the allocated goodwill, to their recoverable amounts. We used the fair value less cost to sell to determine recoverable amount, by taking into consideration vessel valuations from independent ship brokers for each vessel within each segment.
This test was performed in connection with the assessment of the carrying amount of our vessels and related drydock costs at December 31, 2024 and 2023, and an impairment charge was not recorded.
Capitalized interest
There was a nominal amount of capitalized interest expense for the year ended December 31, 2023 and none during the year ended December 31, 2024. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.
There were no vessels under construction during the years ended December 31, 2024 or December 31, 2023.

9.    Other non-current assets
The following is a table summarizing the components of our Other non-current assets as of December 31, 2024 and 2023:

	At December 31,
In thousands of U.S. dollars	2024	2023
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$22,100	$22,950
Scorpio MR Pool Ltd. pool working capital contributions(1)	16,400	21,200
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (1)	5,661	5,661
Mercury Pool Limited pool working capital contributions(1)	1,600	1,600
Working capital contributions to Scorpio Pools	45,761	51,411

Investment in dual fuel tanker joint venture (2)	12,551	11,800
Capitalized loan fees (3)	—	2,229
	$58,312	$65,440
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
(2)     In August 2021, we acquired a minority interest in a portfolio, which at the time consisted of nine product tankers, including five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, and four ice class 1A LR1 product tankers (two of which were sold during the fourth quarter of 2021 and one of which was sold during the third quarter of 2024). The dual-fuel MR methanol tankers are currently on long-term time charter contracts greater than five years. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million.

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

In November 2022, we contributed an additional $1.75 million to the joint venture to increase the joint venture's ownership interest in one of the LR1 tankers and during 2024 we contributed an additional $1.9 million to fund the purchase of an additional vessel.

The joint venture issued cash distributions of $8.9 million and $1.8 million during the years ended December 31, 2024 and 2023, respectively.

We recorded $7.7 million (including a gain of $2.8 million on the sale of a vessel) and $5.9 million as our share of net income resulting from this joint venture during the years ended December 31, 2024 and 2023, respectively.

(3)    Represents upfront loan fees on credit facilities that are expected to be used to refinance the indebtedness on certain vessels. These fees are reclassified as deferred financing fees (net of Debt) when the tranche of the loan to which the vessel relates is drawn.

10.     Accounts payable
The following is a table summarizing the components of our accounts payable as of December 31, 2024 and 2023:

	At December 31,
In thousands of U.S. dollars	2024	2023
Scorpio Ship Management S.A.M. (SSM)	$2,979	$2,131
Scorpio MR Pool Limited	1,726	180
Scorpio LR2 Pool Limited	1,695	2
Amounts due to a related party bunker supplier	579	95
Scorpio Commercial Management S.A.M. (SCM)	250	260
Amounts due to related party port agents	247	260
Amounts due to a related party carbon emission manager	71	—
Scorpio Services Holding Limited (SSH)	7	283
Scorpio Handymax Tanker Pool Limited	—	434
Mercury Pool Limited	—	10

Accounts payable to related parties	7,554	3,655

European Union Allowance (EUA) payables (1)	12,415	—
Suppliers	12,244	6,349
	$32,213	$10,004
(1) European Union Allowance (EUA) payables relate to our compliance with the European Emissions Trading System ("EU ETS") which was expanded to the maritime industry as of January 1, 2024. The EU ETS sets a cap on the total amount of certain greenhouse gases that can be emitted by covered entities, and these entities are allocated or required to purchase permits (allowances) for their emissions. Under the EU ETS requirements, we buy EU allowances to offset the greenhouse gas emissions from our vessels that trade to, from, and within the European Union and European Economic Area and submit these allowances to regulators as proof of compliance. Our vessels incur the costs of carbon emissions and these costs are passed along to the customers in most cases.
Other than the EUA payables, which are due September 2025, the majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

11.     Accrued expenses and other current liabilities
The following is a table summarizing the components the components of our accrued expenses and other current liabilities as of December 31, 2024 and 2023:

	At December 31,
In thousands of U.S. dollars	2024	2023
Accrued expenses to related party port agents	$2,152	$1,108
Scorpio Services Holding Limited (SSH)	452	1
Scorpio Ship Management S.A.M. (SSM)	298	337
Fowe Eco Solutions Ltd. (FOWE)	85	—
Scorpio MR Pool Limited	50	—
Scorpio Commercial Management S.A.M. (SCM)	15	56
Accrued expenses to related parties	3,052	1,502

Accrued short-term employee benefits	34,183	33,329
Suppliers	22,192	17,984
Deferred income	10,686	11,653
Accrued interest	3,478	8,210
	$73,591	$72,678
Deferred income represents amounts collected in advance from customers for our vessels on time charter or deferred revenue on time charter out arrangements whose payment terms differ from the pattern of revenue recognition on a straight-line basis. The terms of these agreements are described in Note 16.
12.     Current and long-term debt
The following is a breakdown of the current and non-current portion of our debt outstanding as of December 31, 2024 and December 31, 2023:

	At December 31,
In thousands of U.S. dollars	2024	2023
Current portion of bank debt (1)	$122,797	$220,965
Sale and leaseback liabilities (2)	8,592	206,757
Current portion of long-term debt	131,389	427,722

Non-current portion of bank debt and bonds (3)	665,887	939,188
Sale and leaseback liabilities (4)	64,691	221,380
	$861,967	$1,588,290
(1)The current portion at December 31, 2024 was net of unamortized deferred financing fees of $1.2 million. The current portion at December 31, 2023 was net of unamortized deferred financing fees of $5.0 million.
(2)The current portion at December 31, 2024 was net of unamortized deferred financing fees of $0.1 million and prepaid interest of $0.3 million. The current portion at December 31, 2023 was net of unamortized deferred financing fees of $0.8 million and prepaid interest of $0.3 million.
(3)The non-current portion at December 31, 2024 was net of unamortized deferred financing fees of $13.7 million. The non-current portion at December 31, 2023 was net of unamortized deferred financing fees of $20.6 million.
(4)The non-current portion at December 31, 2024 was net of unamortized deferred financing fees of $0.8 million. The non-current portion at December 31, 2023 was net of unamortized deferred financing fees of $2.3 million.
The following is a roll-forward of the activity within debt (current and non-current, and inclusive of IFRS 16 - lease liabilities), by facility, for the year ended December 31, 2024:

		Activity				Balance as of December 31, 2024 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2023	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of December 31, 2024	Current	Non-Current
Prudential Credit Facility	33,740	—	(33,740)	—	—	—	—
BNPP Sinosure Credit Facility	69,667	—	(69,667)	—	—	—	—
2023 $225.0 Million Credit Facility	199,575	—	(33,900)	—	165,675	22,123	143,552
2023 $49.1 Million Credit Facility	45,626	—	(4,616)	—	41,010	4,615	36,395
2023 $117.4 Million Credit Facility	108,890	—	(17,007)	—	91,883	17,008	74,875
2023 $1.0 Billion Credit Facility	564,907	99,000	(312,694)	—	351,213	—	351,213
2023 $94.0 Million Credit Facility	92,908	—	(9,666)	—	83,242	9,666	73,576
Ocean Yield Lease Financing	25,243	—	(3,067)	33	22,209	3,112	19,097
BCFL Lease Financing (MRs)	21,653	—	(21,653)	—	—	—	—
2020 SPDBFL Lease Financing	37,626	—	(36,863)	(763)	—	—	—
2021 AVIC Lease Financing	77,567	—	(76,410)	(1,157)	—	—	—
2021 CMBFL Lease Financing	61,525	—	(61,525)	—	—	—	—
2021 TSFL Lease Financing	46,482	—	(45,617)	(865)	—	—	—
2021 Ocean Yield Lease Financing	58,083	—	(5,867)	—	52,216	5,850	46,366
2022 AVIC Lease Financing	103,451	—	(103,451)	—	—	—	—
Unsecured Senior Notes Due 2025	70,496	—	—	49	70,545	70,545	—
	$1,617,439	$99,000	$(835,743)	$(2,703)	$877,993	$132,919	$745,074
Less: deferred financing fees	(28,814)	(2,421)	—	15,481	(15,754)	(1,258)	(14,496)
Less: prepaid interest expense	(335)	—	63	—	(272)	(272)	—
Total	$1,588,290	$96,579	$(835,680)	$12,778	$861,967	$131,389	$730,578
(1)    Primarily relates to non-cash accretion, write-offs, amortization or other adjustments on (i) debt or lease obligations assumed as part of a previous acquisition, (ii) the carrying values of certain sale and leaseback arrangements related to the notifications to exercise purchase options; and (iii) our Unsecured Senior Notes Due 2025, as discussed below.
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
Secured Bank Debt
Each of our secured credit facilities contains financial and restrictive covenants which require us to, among other things, comply with certain financial tests (described below); deliver quarterly and annual financial statements and annual projections; comply with restrictive covenants, including maintaining adequate insurances; comply with laws (including environmental laws and ERISA); and maintain flag and class of our vessels. Other such covenants may, among other things, restrict consolidations, mergers or sales of our assets; require us to obtain lender approval on changes in our vessel manager; limit our ability to place liens on our assets; limit our ability to incur additional indebtedness; prohibit us from paying dividends if there is a covenant breach under the loan or an event of default has occurred or would occur as a result of payment of such dividend; or prohibit our transactions with affiliates. Furthermore, our debt agreements contain customary events of default, including cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in the Company’s business.
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
In December 2023, we gave notice to repay the outstanding balance in January 2024.
The amount outstanding as of December 31, 2023 was $33.7 million. The outstanding debt on this loan facility was repaid in full in January 2024 and the loan facility was terminated.
BNPP Sinosure Credit Facility
In December 2019, we executed a senior secured term loan facility with BNP Paribas and Skandinaviska Enskilda Banken AB for up to $134.1 million (the "BNPP Sinosure Credit Facility"), which was used to finance five of our vessels.
The amount outstanding as of December 31, 2023 was $69.7 million. The outstanding debt on this loan facility was repaid in full in September 2024 and the loan facility was terminated.
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
The 2023 $225.0 Million Credit Facility has a final maturity of five years from the signing date and bears interest at SOFR plus a margin of 1.975% per annum. The borrowings for the 11 MRs are scheduled to be repaid in equal quarterly installments of $0.63 million per vessel for the first two years, and $0.33 million per vessel for the remaining term of the loan, with a balloon payment due at maturity. The borrowings for the two LR2s are scheduled to be repaid in equal quarterly installments of $0.8 million per vessel for the first two years, and $0.45 million per vessel for the remaining term of the loan, with a balloon payment due at maturity.

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
In July 2024, we executed an amendment with the lenders on the 2023 $225.0 Million Credit Facility to convert this credit facility from a term loan to a revolving credit facility. This amendment gives us the flexibility to make unscheduled repayments on this facility that can be re-drawn in the future. Under the amendment, the outstanding and/or availability of the revolving credit facility will continue to amortize quarterly as scheduled.
In August 2024, we entered into an agreement to sell STI San Antonio, which was collateralized under this facility. In September 2024 this vessel was replaced by the previously unencumbered STI Memphis.
The amounts outstanding as of December 31, 2024 and 2023 were $165.7 million and $199.6 million, respectively, and we were in compliance with the financial covenants as of those dates. There was no drawdown availability under this revolving credit facility as of December 31, 2024.
2023 $49.1 Million Credit Facility
In February 2023, we executed the 2023 $49.1 Million Credit Facility with a North American financial institution. In March 2023, we drew down $49.1 million and two LR2 product tankers (STI Rose and STI Rambla) were collateralized under this facility as part of this drawdown.
The 2023 $49.1 Million Credit Facility has a final maturity of five years from the drawdown date and bears interest at SOFR plus a margin of 1.90% per annum. The borrowing is scheduled to be repaid in equal, aggregate, installments of $1.2 million per quarter, with a balloon payment upon maturity.
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
The amounts outstanding as of December 31, 2024 and 2023 were $41.0 million and $45.6 million, respectively, and we were in compliance with the financial covenants as of those dates.
2023 $117.4 Million Credit Facility
In May 2023, we executed the 2023 $117.4 Million Credit Facility with a European financial institution. This facility was fully drawn upon execution and seven vessels (STI Battersea, STI Wembley, STI Texas City, STI Meraux, STI Mayfair, STI St. Charles, and STI Alexis) were collateralized under this facility upon drawdown.
The 2023 $117.4 Million Credit Facility has a final maturity of five years from the drawdown date of each vessel and bears interest at SOFR plus a margin of 1.925% per annum. The borrowing is scheduled to be repaid in equal, aggregate, installments of $4.3 million per quarter, with a balloon payment upon maturity.
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
In October 2024, this facility was amended to facilitate the release and subsequent sale of STI Texas City as collateral, as the residual collateral value of the remaining vessels under the facility provided for sufficient headroom under the leverage covenant of the agreement.
The amounts outstanding as of December 31, 2024 and 2023 were $91.9 million and $108.9 million, respectively, and we were in compliance with the financial covenants as of those dates.
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
In September 2023, we repaid $288.2 million on the revolving portion of this credit facility, which may be re-borrowed in the future, subject to the scheduled amortization profile.
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
In January 2024, we drew down $99.0 million (split evenly between the term loan and revolver) from the 2023 $1.0 Billion Credit Facility and placed two Handymax (STI Acton and STI Camden) and four MR (STI Jardins, STI San Telmo, STI Soho and STI Osceola) product tankers as collateral under the facility.
In March 2024, we sold STI Tribeca, which was collateralized under this facility. There was no debt repayment as a result of this sale, as this vessel was replaced by the previously unencumbered STI Galata.
In June 2024, we made an unscheduled prepayment of $223.6 million which was applied against the eight quarterly principal payments of the term loan falling due between the third quarter of 2024 and second quarter of 2026. As a result of this prepayment, the amortization of deferred financing fees was accelerated by $3.9 million.
In July 2024, we sold STI Manhattan, which was collateralized under this facility. There was no debt repayment as a result of this sale as this vessel was replaced by the previously unencumbered STI Notting Hill.
In October 2024, we prepaid $22.9 million outstanding on this facility related to STI Lily.
The 2023 $1.0 Billion Credit Facility has a final maturity of June 30, 2028 and bears interest at SOFR plus a margin of 1.95% per annum. The amounts drawn as of December 31, 2024 are scheduled to be repaid, re-commencing September 30, 2026 in aggregate amounts of $19.3 million per quarter and decreasing to $13.8 million, with a balloon payment due at maturity. The amount currently available under the revolving portion of the facility of $288.2 million is scheduled to be permanently reduced, commencing on June 30, 2026 in aggregate amounts of $0.6 million per quarter and increasing to $6.9 million, with availability terminating March 2028. The scheduled repayments will be applied to the outstanding term loan for each vessel, until repaid in full, and then to the reduction of the revolver for each vessel. A commitment fee of 0.78% per annum is due quarterly on the undrawn available commitment.
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
The amounts outstanding as of December 31, 2024 and 2023 were $351.2 million and $564.9 million, respectively, and we were in compliance with the financial covenants as of those dates. As of December 31, 2024, the amount available under the revolver was $288.2 million.
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
The 2023 $94.0 Million Credit Facility has a final maturity of five years from the drawdown date of each vessel and bears interest at SOFR plus a margin of 1.70% per annum. The facility is scheduled to be repaid in aggregate repayments of $2.4 million per quarter with a balloon payment due at maturity.
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
The amounts outstanding as of December 31, 2024 and 2023 were $83.2 million and $92.9 million, respectively, and we were in compliance with the financial covenants as of those dates.

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
Given the favorable market conditions during the last several years, we exercised purchase options and repaid the lease obligations on all but three vessels. In all circumstances, we submitted binding notices to exercise the purchase options prior to the end of the lease term in accordance with the existing provisions of the leases. As these instruments were accounted for as financial liabilities at amortized cost under IFRS 9, the submission of the purchase option notice triggered a re-assessment of the cash flows associated with the liability. As almost all of these instruments were floating rate financial liabilities, the carrying values of the liabilities did not change with the exception of purchase option fees incurred on certain arrangements, all of which are detailed below. For fixed rate instruments, a nominal gain or loss was recorded upon re-assessment.
Ocean Yield Lease Financing
We assumed the obligations under a lease financing arrangement with Ocean Yield ASA for four LR2 tankers (STI Sanctity, STI Steadfast, STI Supreme, and STI Symphony) in connection with the September 2017 acquisition of Navig8 Product Tankers Inc. (the "Ocean Yield Lease Financing"). Under this arrangement, each vessel was subject to a 13-year bareboat charter, which expires between February and August 2029 (depending on the vessel). Charterhire, which is paid monthly in advance, includes a fixed payment in addition to a quarterly adjustment based on prevailing benchmark rates (LIBOR and SOFR plus a CSA).
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
In September 2022, we gave notice to exercise the purchase option on STI Sanctity. The purchase option price for this vessel was $27.8 million, and the purchase closed in March 2023. In October 2022, we gave notice to exercise the purchase options on STI Steadfast and STI Supreme. The purchase option price was $27.8 million per vessel, and the purchases closed in May 2023 and August 2023. After these purchases, STI Symphony was the only vessel subject to these lease terms.
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
The carrying values of the amounts due under this arrangement (which reflect fair value adjustments made as part of the initial purchase price allocation of the acquisition along with non-cash adjustments to the carrying values that were triggered by notifications to exercise purchase options) were $22.2 million and $25.2 million as of December 31, 2024 and 2023, respectively. We were in compliance with the financial covenants as of those dates.
BCFL Lease Financing (MRs)
In September 2017, we entered into agreements to sell and lease back five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) with Bank of Communications Finance Leasing Co Ltd., or BCFL, for a sales price of $27.5 million per vessel (the "BCFL Lease Financing (MRs)"). The financing for STI Topaz, STI Ruby and STI Garnet closed in September 2017, the financing for STI Onyx closed in October 2017, and the financing for STI Amber closed in November 2017. Each agreement was for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, with three consecutive one-year options to extend each charter beyond the initial term. Furthermore, we had the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyers to be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement (as applicable).
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
In December 2023, we closed on the purchase of STI Ruby and repaid the outstanding indebtedness of $7.4 million, which was net of the vessel deposit, thus terminating the lease.
The aggregate outstanding balance under this arrangement was $21.7 million as of December 31, 2023.
In January 2024, we closed on the purchases of STI Topaz, STI Garnet and STI Onyx and repaid the aggregate outstanding lease liability of $21.7 million, which was net of the vessel deposits, thus terminating the leases.
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
The carrying value of the amounts due under the arrangement (net of deposits of $1.4 million and including accrued purchase option fees of $0.8 million) was $37.6 million as of December 31, 2023.
In January 2024, we closed on the purchases of STI Jardins and STI San Telmo and repaid the aggregate outstanding lease liability of $36.9 million, which was net of the vessel deposits of $1.4 million, and paid purchase option fees of $0.8 million as part of these transactions, thus terminating the leases.
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
The carrying value of the amounts due under the arrangement (net of the deposits of $1.0 million and including accrued purchase option fees of $1.2 million) was $77.6 million as of December 31, 2023.
In January 2024, we closed on these purchases and repaid the aggregate outstanding lease liability of $76.4 million, which was net of the vessel deposits of $1.0 million, and paid purchase option fees of $1.2 million as part of these transactions, thus terminating the leases.
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
The aggregate outstanding balance under this arrangement was $61.5 million as of December 31, 2023.
In January 2024, we gave notice to exercise the purchase options on the vessels under this arrangement. In March 2024, we closed on the purchases of STI Brixton, STI Comandante, STI Pimlico and STI Finchley and repaid the aggregate outstanding lease liability of $45.3 million related to these vessels, and paid purchase option fees of $0.5 million as part of these transactions, thus terminating the leases. In April 2024, we closed on the purchase of STI Westminster and repaid the aggregate outstanding lease liability of $15.8 million related to this vessel, and paid purchase option fees of $0.2 million as part of this transaction, thus terminating the lease.
2021 TSFL Lease Financing
In March 2021, we closed on the sale and leaseback of three MR vessels (STI Black Hawk, STI Notting Hill and STI Pontiac) with Taiping & Sinopec Financial Leasing Co., Ltd. for aggregate proceeds of $57.7 million (the "2021 TSFL Lease Financing").
In December 2023, we gave notice to exercise the purchase options on the vessels under this arrangement.
The carrying value of the amounts due under the arrangement (including accrued purchase option fees of $0.9 million) was $46.5 million as of December 31, 2023.
In March 2024, we exercised the purchase options on STI Black Hawk, STI Notting Hill and STI Pontiac under this arrangement, repaid the aggregate outstanding lease liability of $45.6 million related to these vessels, and paid purchase option fees of $0.9 million as part of these transactions, thus terminating the leases.
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
The amounts outstanding were $52.2 million and $58.1 million as of December 31, 2024 and 2023, respectively, and we were in compliance with the financial covenants as of those dates.
2022 AVIC Lease Financing
In May and June 2022, we closed on the sale and leaseback of two MR product tankers (STI Gramercy and STI Queens) and two LR2 product tankers (STI Selatar and STI Oxford) with AVIC International Leasing Co., Ltd. for aggregate proceeds of $118.4 million (the “2022 AVIC Lease Financing”).
The carrying value of the amounts due under the arrangement (net of deposits of $1.2 million) was $103.5 million as of December 31, 2023.
In February 2024, we gave notice to exercise the purchase options on the vessels under this arrangement. In May 2024, we exercised the purchase options on STI Gramercy and STI Queens under this arrangement, repaid the aggregate outstanding lease liability of $39.1 million related to these vessels (which is net of $0.5 million in deposits held by the lessor), and paid purchase option fees of $0.6 million as part of these transactions, thus terminating the leases. In June 2024, we exercised the purchase options on STI Oxford and STI Selatar under this arrangement, repaid the aggregate outstanding lease liability (which is net of $0.7 million in deposits held by the lessor) of $62.0 million related to these vessels, and paid purchase option fees of $0.9 million as part of these transactions, thus terminating the leases.
Unsecured debt
Unsecured Senior Notes Due 2025
In May 2020, we issued $28.1 million aggregate principal amount of 7.00% senior unsecured notes due June 30, 2025, or our "Unsecured Senior Notes Due 2025", in an underwritten public offering. This amount includes $3.1 million related to the partial exercise of the underwriters’ option to purchase additional Unsecured Senior Notes due 2025 under the same terms and conditions. The aggregate net proceeds were approximately $26.5 million after deducting underwriting commissions and offering expenses.
In January 2021, we entered into a note distribution agreement (the "Distribution Agreement") with B. Riley Securities, Inc. as the sales agent (the "Agent") under which we may offer and sell, from time to time, up to an additional $75.0 million aggregate principal amount of our Unsecured Senior Notes Due 2025 (the "Additional Notes").
Any Additional Notes sold were issued under that certain indenture pursuant to which we previously issued $28.1 million aggregate principal amount our Unsecured Senior Notes Due 2025, on May 29, 2020 (the "Initial Notes"). The Additional Notes have the same terms as the Initial Notes (other than date of issuance), form a single series of debt securities with the Initial Notes and have the same CUSIP number and were fungible with the Initial Notes immediately upon issuance, including for purposes of notices, consents, waivers, amendments and any other action permitted under the aforementioned indenture. The Unsecured Senior Notes Due 2025 were listed on the NYSE under the symbol “SBBA.”
During the year ended December 31, 2021, we issued $42.1 million aggregate principal amount of Unsecured Senior Notes Due 2025 under the program, resulting in $41.2 million in aggregate net proceeds (net of underwriters commissions and expenses)

The Unsecured Senior Notes Due 2025 bear interest at a coupon rate of 7.0% per year, payable quarterly in arrears on the 30th day of March, June, September, and December of each year. Coupon payments commenced on June 30, 2020. We may redeem the Unsecured Senior Notes Due 2025 in whole or in part, at our option, at any time (i) on or after June 30, 2022 and prior to June 30, 2023, at a redemption price equal to 102% of the principal amount to be redeemed, (ii) on or after June 30, 2023 and prior to June 30, 2024, at a redemption price equal to 101% of the principal amount to be redeemed, and (iii) on or after June 30, 2024 and prior to maturity, at a redemption price equal to 100% of the principal amount to be redeemed, in each case plus accrued and unpaid interest to, but excluding, the redemption date.
The Unsecured Senior Notes Due 2025 are a senior unsecured obligation and rank equally with all of our existing and future senior unsecured and unsubordinated debt, are effectively subordinated to our existing and future secured debt, to the extent of the value of the assets securing such debt, and are structurally subordinated to all existing and future debt and other liabilities of our subsidiaries. No sinking fund is provided for the Unsecured Senior Notes Due 2025. The Unsecured Senior Notes Due 2025 were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof.
The Unsecured Senior Notes Due 2025 require us to comply with certain covenants, including financial covenants, restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would occur as a result of such payment.
The financial covenants under our Unsecured Senior Notes Due 2025 include:
•Net borrowings shall not equal or exceed 70% of total assets.
•Net worth shall always exceed $650.0 million.
The carrying values of the Unsecured Senior Notes Due 2025 (net of unamortized net discount on the Additional Notes issued at market price during 2021) were $70.5 million and $70.5 million as of December 31, 2024 and 2023, respectively, and we were in compliance with the financial covenants relating to the Unsecured Senior Notes Due 2025 as of those dates.
The Unsecured Senior Notes due 2025 were redeemed in March 2025 as described in Note 23.
Convertible Notes Due 2025
During the year ended December 31, 2021, we issued 3.00% Senior Convertible Notes for an aggregate principal amount of $200.0 million (the "Convertible Notes Due 2025").
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

13.     Segment reporting

The information provided to our chief operating decision maker, the Chief Executive Officer, to review Company performance and allocate resources is aggregated by vessel class. The Company does not monitor performance by geographical areas as our vessels regularly move between countries in international waters, over dozens of trade routes and, as a result, the disclosure of financial information about geographic areas is impracticable.

Information about our reportable segments for the years ended December 31, 2024, 2023, and 2022 is as follows:

For the year ended December 31, 2024

In thousands of U.S. dollars	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$120,542	$571,422	$551,987	$1,243,951	$—	$1,243,951
Vessel operating costs	(39,174)	(127,540)	(152,433)	(319,147)	—	(319,147)
Voyage expenses	(3,998)	(15,504)	(10,869)	(30,371)	—	(30,371)
Depreciation - vessels and drydock	(20,423)	(80,191)	(84,705)	(185,319)	—	(185,319)
General and administrative expenses	(1,211)	(3,260)	(4,441)	(8,912)	(112,136)	(121,048)
Gain on sale of vessels	—	26,326	150,211	176,537	—	176,537
Financial expenses	—	—	—	—	(109,539)	(109,539)
Financial income	—	—	—	—	15,947	15,947
Income from joint venture	—	—	—	—	7,664	7,664
Dividend income and fair value loss on financial assets measured at fair value through profit or loss	—	—	—	—	(11,176)	(11,176)
Other income and (expenses), net	—	1,469	166	1,635	(360)	1,275
Segment income or loss	$55,736	$372,722	$449,916	$878,374	$(209,600)	$668,774

For the year ended December 31, 2023

In thousands of U.S. dollars	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$154,586	$530,736	$655,900	$1,341,222	$—	$1,341,222
Vessel operating costs	(37,940)	(114,595)	(163,047)	(315,582)	—	(315,582)
Voyage expenses	(3,712)	(5,536)	(3,995)	(13,243)	—	(13,243)
Depreciation - vessels and drydock	(20,654)	(76,383)	(81,222)	(178,259)	—	(178,259)
Depreciation - right of use assets for vessels	—	(4,910)	(19,334)	(24,244)	—	(24,244)
General and administrative expenses	(1,432)	(3,876)	(4,748)	(10,056)	(96,199)	(106,255)
Write-off of deposits on scrubbers	—	—	(10,508)	(10,508)	—	(10,508)
Gain on sale of vessels	—	—	12,019	12,019	—	12,019
Financial expenses	—	—	—	—	(183,231)	(183,231)
Financial income	—	—	617	617	18,495	19,112
Income from joint venture	—	—	—	—	5,950	5,950
Other expenses, net	—	—	—	—	(83)	(83)
Segment income or loss	$90,848	$325,436	$385,682	$801,966	$(255,068)	$546,898

For the year ended December 31, 2022

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$11,196	$243,951	$570,668	$737,058	$1,562,873	$—	$1,562,873
Vessel operating costs	(9,076)	(36,507)	(112,407)	(165,735)	(323,725)	—	(323,725)
Voyage expenses	—	(44,996)	(26,641)	(21,061)	(92,698)	—	(92,698)
Depreciation - vessels and drydock	(1,593)	(20,874)	(75,360)	(70,181)	(168,008)	—	(168,008)
Depreciation - right of use assets for vessels	—	—	(8,297)	(30,530)	(38,827)	—	(38,827)
General and administrative expenses	(335)	(1,367)	(4,134)	(6,230)	(12,066)	(76,065)	(88,131)
Reversal of previously recorded impairment	—	—	—	12,708	12,708	—	12,708
Net loss on sale of vessels	(44,701)	—	(12,446)	(9,339)	(66,486)	—	(66,486)
Financial expenses	—	—	—	—	—	(169,795)	(169,795)
Gain on repurchase of convertible notes	—	—	—	—	—	481	481
Financial income	20	—	—	637	657	6,227	6,884
Income from joint venture	—	—	—	—	—	679	679
Other income and (expenses), net	1,577	—	—	—	1,577	(281)	1,296
Segment income or loss	$(42,912)	$140,207	$331,383	$447,327	$876,005	$(238,754)	$637,251

Revenue from customers representing greater than 10% of total revenue during the years ended December 31, 2024, 2023, and 2022, within their respective segments was as follows:

In thousands of U.S. dollars		For the year ended December 31,
Segment	Customer	2024	2023	2022
MR	Scorpio MR Pool Limited (1)	$497,003	$605,442	$639,743
LR2	Scorpio LR2 Pool Limited (1)	416,014	405,244	456,002
Handymax	Scorpio Handymax Tanker Pool Limited (1)	118,432	135,481	79,636
		$1,031,449	$1,146,167	$1,175,381

(1)These customers are related parties as described in Note 15.

14.     Common shares
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 500,000 common shares for issuance under the 2013 Equity Incentive Plan which was increased by an aggregate of 6,905,393 common shares through December 31, 2021 and subsequently amended as follows:
•In March 2023, we reserved an additional 1,785,500 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
•In February 2024, we reserved an additional 1,463,294 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
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
The following paragraphs summarize our grants of restricted stock during the years ended December 31, 2024, 2023, and 2022. The vesting periods of these grants are determined by the plan administrator and generally range from one to five years. Additionally, vesting of these grants is generally subject to a grantee's continued employment with the Company through the vesting date unless the grantee is terminated without cause or due to the grantee's death or disability.
During the year ended December 31, 2022, we issued an aggregate of 1,047,997 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuances dates was $21.33 and $26.11 per share. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vested on September 3, 2024, (ii) one-third of the shares vest on September 2, 2025, and (iii) one-third of the shares vest on September 1, 2026. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vested on December 1, 2022, (ii) one-third of the shares vested on December 1, 2023, and (iii) one-third of the shares vested on December 1, 2024.
During the year ended December 31, 2023, we issued an aggregate of 1,817,750 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuance dates was $55.57 and $55.89 per share. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vest on September 2, 2025, (ii) one-third of the shares vest on September 1, 2026, and (iii) one-third of the shares vest on September 1, 2027. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vested on April 1, 2024 (ii) one-third of the shares vested on December 2, 2024, and (iii) one-third of the shares vest on December 2, 2025.

During the year ended December 31, 2024, we issued an aggregate of 1,472,800 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuance dates was $71.40, $72.59, $70.82, and $47.40 per share. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vest on September 1, 2026, (ii) one-third of the shares vest on September 1, 2027, and (iii) one-third of the shares vest on September 1, 2028. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vest on April 7, 2025 (ii) one-third of the shares vest on December 2, 2025, and (iii) one-third of the shares vest on December 1, 2026.
There were 10,674 shares eligible for issuance under the 2013 Equity Incentive Plan as of December 31, 2024.
The following is a summary of activity for awards of restricted stock during the years ended December 31, 2024 and 2023:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2022	2,705,989	$21.63
Granted	1,817,750	55.61
Vested	(1,280,179)	27.11
Forfeited	(12,500)	24.27
Outstanding and non-vested, December 31, 2023	3,231,060	$38.57
Granted	1,472,800	71.49
Vested	(905,643)	27.40
Forfeited	(4,334)	69.38
Outstanding and non-vested, December 31, 2024	3,793,883	$53.98
Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.
Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the year ending December 31, 2025	57,305	1,340	58,645
For the year ending December 31, 2026	39,826	331	40,157
For the year ending December 31, 2027	18,535	—	18,535
For the year ending December 31, 2028	5,126	—	5,126
	$120,792	$1,671	$122,463

 Dividend Payments
The following dividends were paid during the years ended December 31, 2024, 2023, and 2022.

Dividends	Date
per share	Paid
$0.10	March 15, 2022
$0.10	June 15, 2022
$0.10	September 15, 2022
$0.10	December 15, 2022
$0.20	March 31, 2023
$0.25	June 30, 2023
$0.25	September 15, 2023
$0.35	December 15, 2023
$0.40	March 27, 2024
$0.40	June 28, 2024
$0.40	September 13, 2024
$0.40	December 13, 2024
2022 $250 Million Securities Repurchase Program
From January 1, 2023 through February 15, 2023, we repurchased an aggregate of 1,891,303 of our common shares in the open market at an average price of $50.27 per share under the 2022 $250 Million Securities Repurchase Program.
2023 Securities Repurchase Program
On February 15, 2023, our Board of Directors authorized a new securities repurchase program to purchase up to an aggregate of $250 million of securities which, in addition to our common shares, consisted of our Unsecured Senior Notes Due 2025 (NYSE: SBBA) at the date of authorization. The 2023 Securities Repurchase Program went into effect for trades initiated on or after February 16, 2023, thus, terminating the 2022 $250 Million Securities Repurchase Program.
From February 16, 2023 through April 30, 2023, we repurchased an aggregate of 1,723,465 of our common shares in the open market at an average price of $54.37 per share under the 2023 Securities Repurchase Program.
On May 1, 2023, our Board of Directors authorized to replenish the 2023 Securities Repurchase Program up to an aggregate of $250 million of the Company’s securities and unsecured senior notes, which went into effect for trades initiated on or after May 1, 2023.
From May 1, 2023 through May 31, 2023, we repurchased an aggregate of 3,699,336 of our common shares in the open market at an average price of $47.54 per share under the 2023 Securities Repurchase Program.
On May 31, 2023, the Board of Directors authorized to replenish the 2023 Securities Repurchase Program up to an aggregate of $250 million of the Company’s securities and unsecured senior notes, which went into effect for trades initiated on or after June 1, 2023.
From June 1, 2023 through November 9, 2023, we repurchased an aggregate of 2,646,219 of our common shares in the open market at an average price of $47.25 per share under the 2023 Securities Repurchase Program.

On November 9, 2023, the Board of Directors authorized to replenish the 2023 Securities Repurchase Program up to an aggregate of $250 million of the Company’s securities and unsecured senior notes.
From January 1, 2024 through July 29, 2024, we repurchased 1,397,966 of its common shares in the open market at an average price of $78.16 per share under the 2023 Securities Repurchase Program.
On July 29, 2024, our Board of Directors replenished and increased the 2023 Securities Repurchase Program to purchase up to an aggregate of $400 million of the Company’s securities which, in addition to common shares also consist of unsecured senior notes.
From July 30, 2024 through December 31, 2024, we repurchased an aggregate of 3,255,223 of our common shares in the open market at an average price of $69.53 per share under the 2023 Securities Repurchase Program.
We had $173.7 million remaining under our 2023 Securities Repurchase Program as of December 31, 2024. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
Shares outstanding
We currently have 175,000,000 registered shares authorized of which 150,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 are designated as preferred shares with a par value of $0.01.
As of December 31, 2024, we had 49,923,042 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.
There were 26,042,709 and 21,389,520 common shares held in treasury at December 31, 2024 and 2023, respectively.
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
Under the 2024 Revised Master Agreement, commercial management fees on vessels operating in one of the Scorpio Pools increased to $285 per vessel per day with respect to our LR2 vessels, and $360 per vessel per day with respect to each of our Handymax and MR vessels as of July 1, 2024. For vessels that are not operating in any of the Scorpio Pools, commercial management fees increased to $285 per vessel per day for each LR2 vessel and $335 per vessel per day for each Handymax and MR vessel on the effective date of January 1, 2024. Commissions on gross revenue per charter fixture remain unchanged at 1.50% for vessels operating in any of the Scorpio Pools and 1.25% for vessels not operating in any of the Scorpio Pools.
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
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the consolidated statements of operations and balance sheets are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2024	2023	2022
Pool revenue(1)
Scorpio MR Pool Limited	$497,003	$605,442	$639,743
Scorpio LR2 Pool Limited	416,014	405,244	456,002
Scorpio Handymax Tanker Pool Limited	118,432	135,481	79,636
Mercury Pool Limited	36,977	9,077	—
Scorpio LR1 Pool Limited	—	—	11,196
Voyage revenue(2)	2,250	—	5,657
Time charter-out revenue (3)	20,226	21,555	2,358
Voyage expenses(4)	(5,366)	(4,495)	(9,194)
Vessel operating costs(5)	(34,826)	(33,061)	(33,084)
Administrative expenses(6)	(19,371)	(15,450)	(13,175)

Purchases of bunkers(7)	(3,132)	(4,784)	(45,957)

(1)These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related parties. From January 1, 2024 through June 30, 2024 and for the years ended December 31, 2023 and 2022, when our vessels were in the Scorpio Pools, SCM, the pool manager, charged fees of $250 per vessel per day with respect to LR2 vessels, and $325 per vessel per day with respect to both Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture. Effective July 1, 2024, pursuant to the 2024 Revised Master Agreement, SCM increased its fees to $285 per vessel per day with respect to our LR2 vessels and $360 per vessel per day with respect to each of our Handymax and MR vessels. Commissions on gross revenues per charter fixture remain unchanged at 1.50% for vessels operating in any of the Scorpio Pools. These are the same fees that SCM charged other vessels in these pools, including third party owned vessels during these periods.
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
(4)Related party expenditures included within voyage expenses in the consolidated statements of operations consist of the following:
•Expenses due to SCM, a related party, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. Pursuant to the 2024 Revised Master Agreement, effective January 1, 2024, when not in one of the Scorpio Pools, each vessel paid (i) flat fees of $285 per vessel per day for each LR2 vessel and $335 per vessel per day for each Handymax and MR vessel plus commissions on gross revenue per charter fixture of 1.25%. During the years ended December 31, 2023 and 2022, each vessel paid (i) flat fees of $250 per vessel per day for each LR2 vessel and $300 per vessel per day for each Handymax or MR vessel and (ii) commissions of 1.25% of their gross revenue per charter fixture for LR2, Handymax and MR vessels.
•Voyage expenses also consist of the following:
◦$0.3 million, $0.5 million and $2.4 million charged by related party port agents during the years ended December 31, 2024, 2023, and 2022, respectively. SSH has a majority equity interest in port agents that provide supply and logistical services for vessels operating in their regions.
◦$0.5 million charged by Geoserve Energy Transport DMC ("Geoserve") for emission management fees to comply with the EU Emissions Trading System of $350 per vessel per month (plus $150 per vessel per month for vessels that are time chartered-out) and a rate of 1.25% per carbon trade during the year ended December 31, 2024. The agreement with Geoserve is described below.
◦$0.3 million charged by Fowe Eco Solutions Ltd. ("FOWE") for its portion of the realized fuel efficiency savings related to the fuel oil-water emulsion Cavitech systems under the licensing agreement during the year ended December 31, 2024, as described below. The agreement with FOWE is described below.

(5)Related party expenditures included within vessel operating costs in the consolidated statements of operations consist of the following:
•Technical management fees of $28.1 million, $28.3 million, and $29.8 million charged by SSM, a related party, during the years ended December 31, 2024, 2023, and 2022, respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $134.6 million, $136.3 million, and $141.2 million during the years ended December 31, 2024, 2023, and 2022, respectively. SSM's annual technical management fee is a fixed fee of $187,500 per vessel during the year ended December 31, 2024 and $175,000 per vessel during the years ended December 31, 2023 and 2022, plus certain itemized expenses pursuant to the technical management agreement.
•Vessel operating expenses of $6.7 million, $4.8 million, and $3.3 million charged by a related party port agent during the years ended December 31, 2024, 2023, and 2022, respectively.
(6)We have an Amended Administrative Services Agreement with SSH, a related party, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH also administers the payroll for certain of our employees. The services provided to us by SSH may be sub-contracted to other entities within Scorpio. The expenses incurred under this agreement were recorded in general and administrative expenses in the consolidated statement of operations and were as follows:
•The expense for the year ended December 31, 2024 of $19.4 million included (i) administrative fees of $9.9 million charged by SSH, (ii) restricted stock amortization of $9.5 million, which relates to 803,334 shares of restricted stock that was issued in the current or in prior years to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $1,659 to SCM.
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
•The expense for the year ended December 31, 2022 of $13.2 million included (i) administrative fees of $11.0 million charged by SSH, (ii) restricted stock amortization of $2.0 million, which relates to the issuance of 493,300 shares of restricted stock that was issued in the current or in prior years to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $81,762 to SSH and $36,869 to SCM.
(7)These amounts represent bunkers purchased from a related party which, for vessels operating in the spot market, are initially recorded as part of inventory on the balance sheet prior to being consumed.

We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2024	2023
Assets:
Prepaid expenses and accounts receivable (due from the Scorpio Pools) (1)	$136,812	$201,340
Prepaid expenses (SSM) (2)	5,375	5,522
Prepaid expenses and accounts receivable (SSH)	478	10
Prepaid expenses (related party port agent)	385	2
Prepaid expenses (SCM)	26	28
Other assets (pool working capital contributions) (3)	45,761	51,411
Liabilities:
Accounts payable and accrued expenses (owed to the Scorpio Pools)(4)	3,471	626
Accounts payable and accrued expenses (SSM)	3,277	2,468
Accounts payable and accrued expenses (related party port agents)	2,399	1,368
Accounts payable and accrued expenses (related party bunker supplier)	579	95
Accounts payable and accrued expenses (SSH)	459	284
Accounts payable and accrued expenses (SCM)	265	316
Accrued expenses (FOWE)	85	—
Accounts payable (related party carbon emission manager)	71	—

(1)Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the pools. These amounts are accounted for and repaid as follows:
•For vessels in the Scorpio LR2 Pool, Scorpio MR Pool, Scorpio Handymax Tanker Pool and Mercury Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or lease financed vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the consolidated balance sheets.
•For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.
(2)    Prepaid expenses from SSM primarily relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.
(3)     Represents the non-current portion of working capital receivables as described above.
(4)    Accounts payable and accrued expenses owed to the Scorpio Pools relate to expenses incurred by the Scorpio Pools on behalf of certain of our vessels.
Other transactions
In August 2021, we acquired a minority interest in a portfolio of nine product tankers, which at the time consisted of five dual-fuel MR methanol tankers (built between 2016 and 2021) along with four ice class 1A LR1 product tankers (two were sold during the fourth quarter of 2021 and one was sold during the third quarter of 2024). An LR1 product tanker that is part of this joint venture is technically managed by SSM.
SSH also owns a non-controlling 7.5% interest in the buyer of one of the MR product tankers that was sold in July 2022 (STI Benicia).
Pursuant to the 2024 Revised Master Agreement with SCM and SSM, in the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of commercial and technical management fees would be due and payable upon the sales of these vessels.

During the year ended December 31, 2024, we sold 12 vessels consisting of 11 MRs and an LR2 product tanker (STI Tribeca, STI Larvotto, STI Le Rocher, STI Manhattan, STI Beryl, STI Onyx, STI Garnet, STI Ruby, STI Topaz, STI San Antonio, STI Texas City and STI Lily). Termination fees of $1.8 million and $1.0 million were paid to SCM and SSM, respectively, during the year ended December 31, 2024 as a result of these sales. Additionally, $0.1 million and $0.1 million to SCM and SSM, respectively, remained accrued (and have been recorded within Accounts Payables and Accrued Expenses) as of December 31, 2024.
During the year ended December 31, 2023, we sold two MR product tankers, STI Amber and STI Ville. Termination fees of $0.2 million and $0.1 million were paid to SCM and SSM, respectively, during the year ended December 31, 2023 as a result of these sales. Additionally, $0.1 million and $0.1 million were paid to SCM and SSM, respectively, in the first quarter of 2024 with respect to these sales.
During the years ended December 31, 2024 and 2023, we accrued $1.8 million and $2.0 million, respectively, to contribute to a provident fund dedicated to our seafarers. This fund is a defined contribution plan whereby we provide matching contributions pursuant to the terms and conditions set forth in the plan. Company matching contributions to the plan began during the year ended December 31, 2024, and we contributed $0.2 million to this plan during this period. This plan is administered by SSM on behalf of our seafarers.
The EU Emissions Trading System (EU ETS), which came into effect on January 1, 2024, is a cap-and-trade system designed to limit greenhouse gas emissions from industries in the European Union. It sets a cap on the total amount of certain greenhouse gases that can be emitted by covered entities, and these entities are allocated or required to purchase permits (allowances) for their emissions. The system aims to incentivize emission reductions by allowing companies to trade allowances, creating a market-based approach to reducing emissions. In March 2024, we entered into an agreement with Geoserve, effective January 1, 2024, which is majority owned by the Lolli-Ghetti family, to serve as our emissions manager. Geoserve's services include, among others, emission data monitoring and correction for commercial and regulatory compliance and procurement of carbon credits from EU approved carbon traders. Under this agreement, we pay Geoserve emissions management fees of $350 per vessel per month (plus $150 per vessel per month for vessels time chartered-out) and a commission of 1.25% per carbon trade.

In May 2024, we entered into a licensing agreement with FOWE whereby FOWE's fuel oil-water emulsion Cavitech systems will be installed across our entire fleet. Cavitech is FOWE's proprietary technical solution that enables cavitation treatment on various materials for instantaneous mixing, heat treatment, dispersion, and alteration of chemical bonds, the benefits of which include the elimination of unwanted sludge deposits, a cleaner, more efficient fuel burn and reduced nitrogen oxide emissions. Under the terms of the licensing agreement, we do not pay any upfront costs but pay FOWE 33% of realized savings. We began installing Cavitech devices on our vessels during 2024 and expect them to be installed on all of our vessels by the end of 2025. Scorpio Holdings Limited, a related party, owns a minority interest in FOWE.

 Key management remuneration
The table below shows key management remuneration for the years ended December 31, 2024, 2023, and 2022:

	For the year ended December 31,
In thousands of U.S. dollars	2024	2023	2022
Short-term employee benefits	$25,557	$27,972	$32,663
Share-based compensation (1)	36,431	31,702	13,777
Total	$61,988	$59,674	$46,440

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
16.     Vessel revenue
During the years ended December 31, 2024, 2023, and 2022, we had 16, 15 and 14 vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater), respectively. The remaining vessels earned revenue from the Scorpio Pools or in the spot market. The following table sets forth our revenue, by employment type, for these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2024	2023	2022
Pool revenue	$1,068,427	$1,155,244	$1,186,577
Voyage revenue (spot market)	21,643	32,718	328,087
Time charter revenue	153,881	153,260	48,209
	$1,243,951	$1,341,222	$1,562,873
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
The following table summarizes the lease and non-lease components of revenue from time charter-out and pool revenue during the years ended December 31, 2024, 2023, and 2022. These figures are not readily quantifiable as the Company's contracts (with the Scorpio pools or under time charter-out arrangements) do not separate these components. We do not view pool and time charter-out revenue as two separate streams of revenue. Nevertheless, we have estimated these amounts by reference to (i) third party, published time charter rates for the lease component, and (ii) an approximation of the fair market value of vessel operating expenses for the non-lease component.

	For the year ended December 31,
In thousands of U.S. dollars	2024	2023	2022
Lease component of revenue from time charter-out and pool revenue	$907,497	$999,273	$879,168
Non-lease component of revenue from time charter-out and pool revenue	314,811	309,231	355,618
	$1,222,308	$1,308,504	$1,234,786

During the year ended December 31, 2024, we entered into a time charter-out agreement on an MR product tanker, which commenced in October 2024. During the year ended December 31, 2023, we entered into a time charter-out agreement on an LR2 product tanker, which commenced in April 2023. During the year ended December 31, 2022, we entered into time charter-out agreements on 14 vessels. The terms of the agreements, including the dates of commencement are summarized as follows:

Vessel	Vessel class	Term	Rate ($/day)		Commencement date
STI Gratitude	LR2	Three years	$28,000	(1)	May-22
STI Guard	LR2	Five years	$28,000	(2)	July-22
STI Gladiator	LR2	Three years	$28,000	(3)	July-22
STI Guide	LR2	Three years	$28,000	(3)	July-22
STI Marshall	MR	Three years	$23,000	(4)	July-22
STI Magnetic	MR	Three years	$23,000	(5)	July-22
STI Miracle	MR	Three years	$21,000	(6)	August-22
STI Memphis	MR	Three years	$21,000	(7)	June-22
STI Connaught	LR2	Three years	$30,000	(8)	August-22
STI Lombard	LR2	Three years	$32,750	(9)	September-22
STI Gauntlet	LR2	Three years	$32,750		November-22
STI Duchessa	MR	Three years	$25,000		October-22
STI Lavender	LR2	Three years	$35,000		December-22
STI Grace	LR2	Three years	$37,500	(10)	December-22
STI Jermyn	LR2	Three years	$40,000	(11)	April-23
STI Jardins	MR	Three years	$29,550		October-24
(1)    This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. The charterer exercised its option to extend the term of this agreement for an additional year at $31,000 per day commencing May 2025. The charterer has an additional option to further extend the term of this agreement for an additional year at $33,000 per day.
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
We had a decreased number of vessels trading in the spot market during the years ended December 31, 2024 and 2023 as compared to the year ended December 31, 2022. The number of vessels operating in the spot market during the year ended December 31, 2024 was a result of a large volume of vessels entering scheduled drydocks, therefore operating on spot voyages to arrive at the yard for drydock. The number of vessels operating in the spot market during the year ended December 31, 2022 was a result of changes in trading patterns brought on by the conflict in Ukraine starting in March 2022. Under spot market voyage charters, we pay voyage expenses, and therefore this decrease in spot market revenue during the years ended December 31, 2024 and 2023 also resulted in a decrease in voyage expenses.
Voyage expenses for the years ended December 31, 2024, 2023, and 2022 consisted of:

	For the year ended December 31,
	2024	2023	2022
Carbon emissions costs(1)	$12,557	$—	$—
Bunker consumption	8,413	4,103	50,227
Port and agency expenses	1,912	2,027	23,152
Voyage related insurance	606	1,240	7,655
Other voyage related expenses	6,883	5,873	11,664
	$30,371	$13,243	$92,698
(1) Carbon emissions costs under the EU ETS of $12.6 million are mostly rebilled to the end customers.

17.     Crewing costs
The following table sets forth the components of our crew expenses, including crew benefits, during the years ended December 31, 2024, 2023, and 2022, respectively.

	For the year ended December 31,
In thousands of U.S. dollars	2024	2023	2022
Short term crew benefits (i.e. wages, victualing, insurance)	148,931	150,194	155,782
Other crewing related costs	25,497	24,633	24,743
	$174,428	$174,827	$180,525
There are no material post-employment benefits for our crew.

18.     General and administrative expenses
General and administrative expenses primarily represent employee benefit expenses, professional fees and administrative fees payable to SSH under our administrative services agreement (as described in Note 15).

Employee benefit expenses (excluding crew) consist of:

	For the year ended December 31,
In thousands of U.S. dollars	2024	2023	2022
Short term employee benefits	$36,437	$36,768	$46,678
Share based compensation (see Note 14)	62,509	47,340	20,397
	$98,946	$84,108	$67,075
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.

19.     Financial expenses
The following table sets forth the components of our financial expenses for the years ended December 31, 2024, 2023, and 2022:

	For the year ended December 31,
In thousands of U.S. dollars	2024	2023	2022
Interest expense on debt, net of capitalized interest (1)	$91,696	$158,286	$137,123
Accretion of convertible notes	—	—	12,718
Amortization of deferred financing fees	9,236	7,292	6,385
Loss on extinguishment of debt and write-off of deferred financing fees (2)	8,525	16,525	11,463
Accretion of premiums and discounts on debt (3)	82	1,128	2,106
Total financial expenses	$109,539	$183,231	$169,795
 (1) The decrease in interest expense, net of capitalized interest during the year ended December 31, 2024 is attributable to a reduction in our average debt as a result of our focus on deleveraging given the cash flows generated from the strong market conditions that began in 2022. Our average indebtedness decreased to $1.2 billion during the year ended December 31, 2024, as compared to $1.9 billion during the year ended December 31, 2023.
The increase in interest expense, net of capitalized interest during the year ended December 31, 2023 is primarily attributable to an increase in the benchmark interest rates (both LIBOR and SOFR) as compared to the year ended December 31, 2022. During the year ended December 31, 2023, benchmark interest rates continued to increase as central banks around the world introduced measures to combat inflation. The increases in benchmark rates were partially offset by the overall reduction in our indebtedness arising from (i) the sales of 20 vessels during the years ended December 31, 2023 and 2022 (and repayments of the related debt or lease financing obligations), (ii) the unscheduled debt and lease repayments on 58 and 23 vessels during the year ended December 31, 2023 and 2022, respectively, as discussed in Note 12, (iii) the maturity of the Convertible Notes Due 2022 in May 2022, and (iv) the conversion of the Convertible Notes Due 2025 in December 2022. These reductions were partially offset by new borrowings as discussed in Note 12. The combination resulted in higher interest expense for the year ended December 31, 2023 compared to December 31, 2022 despite the reduction in the average carrying value of our debt to $1.9 billion from $2.7 billion, respectively.
Interest payable during the year ended December 31, 2022 was offset by interest capitalized of $0.2 million. There was a nominal amount of capitalized interest during the years ended December 31, 2024 and 2023.
(2)     The loss on extinguishment of debt and write-off of deferred financing fees during the year ended December 31, 2024 includes (i) $6.2 million of write-offs of deferred financing fees related to the unscheduled debt and lease repayments during the year and (ii) $2.3 million in costs related to the extinguishment of debt during the year.
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

20.     Tax
Scorpio Tankers Inc. and its vessel-owning or leasing subsidiaries are incorporated in the Republic of the Marshall Islands. We previously had vessel-owning or leasing subsidiaries incorporated in Singapore however these legal entities no longer own or lease any vessels and are in the process of being dissolved. We are not subject to Marshall Islands’ income tax in accordance with the income tax laws of the Marshall Islands, and we are eligible for tax exemptions in accordance with the income tax laws of Singapore. Based upon review of applicable laws and regulations, and after consultation with counsel, we do not believe we are subject to material income taxes in any jurisdiction, including the United States of America. Therefore, we did not have any income tax charges, benefits, or balances as of or for the periods ended December 31, 2024, 2023, and 2022.
On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. Various countries have either adopted implementing legislation or are in the process of drafting such legislation. Any new tax law in a jurisdiction where we conduct business or pay tax could have a negative effect on our company. Singapore is the only jurisdiction in which we have a presence that adopted components of the Pillar Two tax rules into legislation for financial years commencing on or after January 1, 2025, namely the Income Inclusion Rule (IIR) and the Domestic Top-up Tax (DTT). The adoption of the Undertaxed Profits Rule (UTPR) was deferred. We do not expect that the adoption of this legislation will subject us to material income taxes in this or any other jurisdiction in which we operate.
21.     Earnings per share
The calculation of both basic and diluted earnings per share is based on net income attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
In thousands of U.S. dollars except for share data	2024	2023	2022
Net income attributable to equity holders of the parent - basic	$668,774	$546,898	$637,251
Convertible notes interest expense, accretion, and deferred financing amortization	—	—	19,584
Net income attributable to equity holders of the parent - diluted	$668,774	$546,898	$656,835

Basic weighted average number of shares	48,544,137	52,369,269	55,455,277
Effect of dilutive potential basic shares:
Restricted stock	2,330,185	2,158,478	2,610,544
Convertible notes	—	—	5,445,455
	2,330,185	2,158,478	8,055,999
Diluted weighted average number of shares	50,874,322	54,527,747	63,511,276

Earnings per share:
Basic	$13.78	$10.44	$11.49
Diluted	$13.15	$10.03	$10.34
During the years ended December 31, 2024 and 2023, potentially dilutive shares relating to unvested restricted stock were included in the computation of diluted earnings per share because their effect was dilutive. The inclusion of potentially dilutive shares of unvested restricted stock reflects the dilutive impact of 3,793,883 and 3,231,060, respectively, unvested shares of restricted stock.
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
The fair values and carrying values of our financial instruments at December 31, 2024 and 2023 are shown in the table below.
Categories of Financial Instruments

	As of December 31, 2024		As of December 31, 2023
In thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$332,580	$332,580	$355,551	$355,551
Financial assets measured at fair value through profit or loss (2)	74,157	74,157	—	—
Accounts receivable (3)	150,183	150,183	203,500	203,500
Working capital contributions to Scorpio Pools (4)	45,761	45,761	51,411	51,411

Financial liabilities
Accounts payable (5)	$32,213	$32,213	$10,004	$10,004
Accrued expenses and other current liabilities (5)	73,591	73,591	72,678	72,678
Secured bank loans (6)	718,514	718,514	1,090,741	1,090,741
Sale and leaseback liability (7)	73,283	73,283	428,124	428,137
Unsecured Senior Notes Due 2025 (8)	70,938	70,571	70,260	70,571
(1)     Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.
(2)     During the year ended December 31, 2024, we invested $89.1 million for a minority interest in DHT, a publicly traded crude tanker company listed on the New York Stock Exchange under the symbol DHT, which owns a fleet of 27 Very Large Crude Carriers. At December 31, 2024, the carrying value of our investment in DHT equaled its fair value of $74.2 million, which is based on the closing price of the common shares on that day. Financial assets measured at fair value through profit or loss are considered Level 1 items as they represent liquid assets traded in an active market.
(3)     We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.
(4)    Non-current working capital contributions to the Scorpio Pools are repaid, without interest, upon a vessel’s exit from the pool. For all owned vessels, excluding those under long-term time charters, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets. We consider that their carrying values approximate fair value given that the amounts due are contractually fixed based on the terms of each pool agreement.
(5)    We consider that the carrying amounts of accounts payable and accrued expenses approximate the fair value due to the relative short maturity of these instruments.
(6)     The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $14.5 million and $24.6 million of unamortized deferred financing fees as of December 31, 2024 and 2023, respectively.

(7)    The carrying value of our obligations due under sale and leaseback arrangements are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. As of December 31, 2023, we had certain fixed rate sale and leaseback arrangements for which the fair value was measured at the net discounted value of the remaining minimum lease payments using our incremental borrowing rate at December 31, 2023. We did not have any fixed rate sale leaseback arrangements outstanding as of December 31, 2024. Accordingly, we consider their fair value to be a Level 2 measurement. The amounts in the table above are shown net of $0.9 million and $3.2 million of unamortized deferred financing fees as of December 31, 2024 and 2023, respectively.
(8)    The carrying value of our Unsecured Senior Notes Due 2025 is measured at amortized cost using the effective interest method. The carrying value of our Unsecured Senior Notes Due 2025 shown in the table above is their face value. The Unsecured Senior Notes Due 2025 are shown net of $0.4 million of deferred financing fees and a nominal amount of unamortized discount on our consolidated balance sheet as of December 31, 2024. The Unsecured Senior Notes Due 2025 are shown net of $1.1 million of deferred financing fees and $0.1 million of unamortized discount on our consolidated balance sheet as of December 31, 2023. Our Unsecured Senior Notes Due 2025 are quoted on the NYSE under the symbol 'SBBA' until their redemption in March 2025. We consider their fair value to be a Level 1 measurement due to their quotation on an active exchange.
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
Spot market rate risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes operating in the spot market or in the Scorpio Pools would have increased or decreased our operating income by $32.0 million, $35.3 million and $40.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.
Interest rate risk
The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2024 would have decreased/increased by $11.0 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities and lease financing arrangements as described in Note 12.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2023 would have decreased/increased by $18.0 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities, lease financing arrangements and leases being accounted for under IFRS 16 as described in Notes 7 and 12.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2022 would have decreased/increased by $22.8 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities, lease financing arrangements and leases being accounted for under IFRS 16.
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
Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial manager. We did not experience any material credit losses on our accounts receivables portfolio in the years ended December 31, 2024, 2023, and 2022.
The carrying amount of financial assets recognized on our consolidated financial statements represents the maximum exposure to credit risk without taking into account the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2024, 2023, and 2022.
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
Financing risks
During 2025 through the date of authorization of these financial statements, and in addition to our regularly scheduled debt and lease repayments, we have committed to the following:
•In March 2025, we redeemed the $70.6 million of Unsecured Senior Notes Due 2025, which were scheduled to mature on June 30, 2025.
We do not have any other debt or lease financing arrangements that are scheduled to mature or expire within twelve months from the date of these financial statements.
In January 2025, we successfully placed $200.0 million of new senior unsecured bonds in the Nordic bond market (the "Unsecured Senior Notes Due 2030"). The Unsecured Senior Notes Due 2030 are due to mature in January 2030 and bear interest at a fixed coupon rate of 7.50% per annum, payable semi-annually in arrears. A portion of the net proceeds from the bond issue were used to redeem our existing Unsecured Senior Notes Due 2025.
In February 2025, we executed a revolving credit facility of up to $500.0 million with a group of financial institutions (the "2025 $500.0 Million Revolving Credit Facility"). The 2025 $500.0 Million Revolving Credit Facility is a 100% revolving loan, which has a final maturity of seven years from the signing date and gives us the flexibility to draw down or repay the loan during the tenor.
While we believe our current financial position is adequate to address the cash outflows, a deterioration in economic conditions could cause us to breach the covenants under our financing arrangements and could have a material adverse effect on our business, results of operations, cash flows and financial condition. These circumstances could cause us to seek covenant waivers from our lenders and to pursue other means to raise liquidity, such as through the sale of vessels or in the capital markets, to meet our obligations.

Conflict in Ukraine and Middle East
The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, the United Kingdom, and the European Union countries, among other countries and jurisdictions, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union's recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively. We cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. We cannot predict what effect that this volatility will have on the demand for crude oil and refined petroleum products. It is possible that the current conflict in Ukraine could adversely affect our financial condition, results of operations, and future performance.
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
Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including, but not limited to, debt service and lease financing obligations) for a period of at least twelve months from the date of approval of these consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our financial statements.
Remaining contractual maturity on secured and unsecured credit facilities, and sale and leaseback liabilities
The following table details our remaining contractual maturity for our secured and unsecured credit facilities, and sale and leaseback liabilities. The amounts represent the future undiscounted cash flows of the financial liability based on the earliest date on which we can be required to pay. The table includes both interest and principal cash flows.
As the interest cash flows are not fixed, the interest amount included has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the reporting date.

	As of December 31,
In thousands of U.S. dollars	2024	2023
Less than 1 month	$14,636	$190,873
1-3 months	18,942	107,015
3 months to 1 year	155,013	236,122
1-3 years	307,185	566,475
3-5 years	521,723	692,563
5+ years	25,891	110,155
Total	$1,043,390	$1,903,203
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
23.     Subsequent events
Declaration of dividend
On February 12, 2025, our Board of Directors declared a quarterly cash dividend of $0.40 per common share, which was paid on March 21, 2025 to all shareholders of record as of March 7, 2025.
Debt Activity
In January 2025, we successfully placed $200.0 million of new senior unsecured bonds in the Nordic bond market. The Unsecured Senior Notes Due 2030 are due to mature in January 2030 and bear interest at a fixed coupon rate of 7.50% per annum, payable semi-annually in arrears. The terms of the Unsecured Senior Notes Due 2030 allow for a tap issue of additional notes of up to $100.0 million in additional Unsecured Senior Notes due 2030, under the same terms and conditions at prevailing market prices throughout the term.
The Unsecured Senior Notes Due 2030 contain certain financial covenants, including
•a minimum consolidated tangible net worth of not less than $1.0 billion,
•minimum liquidity of no less than the greater of (a) $25.0 million and (b) $500,000 per each owned vessel and $250,000 per each time chartered-in vessel, and
•the ratio of net debt to total capitalization of no greater than 0.70 to 1.00.
Additionally, we must maintain minimum liquidity (which includes undrawn amounts under revolving credit facilities with a remaining maturity date in excess of 12 months where no event of default or termination event has occurred or is continuing and there is no restriction on borrowing under those revolving credit facilities) of $100.0 million after making any distributions in the form of dividends or stock repurchases.
The terms and conditions of Unsecured Senior Notes Due 2030 also require us to list the notes on the Oslo Stock Exchange within nine months after issuance.
In March 2025, we redeemed the outstanding balance of $70.6 million of Unsecured Senior Notes Due 2025, which were scheduled to mature on June 30, 2025.
In February 2025, we executed a revolving credit facility of up to $500.0 million with a group of financial institutions. The 2025 $500.0 Million Revolving Credit Facility is a 100% revolving loan, which has a final maturity of seven years from the signing date and gives the Company the flexibility to draw down or repay the loan during the loan tenor. The 2025 $500.0 Million Revolving Credit Facility bears interest at SOFR plus a margin of 1.85% per annum for any drawn amounts and a commitment fee of 0.74% per annum applies for any undrawn amounts. The 2025 $500.0 Million Revolving Credit Facility is collateralized by 26 product tankers (STI Hammersmith, STI Rotherhithe, STI Poplar, STI La Boca, STI Broadway, STI Winnie, STI Connaught, STI Lauren, STI Veneto, STI Fulham, STI Elysees, STI Park, STI Orchard, STI Hackney, STI Lombard, STI Comandante, STI Brixton, STI Pimlico, STI Finchley, STI Westminster, STI Pontiac, STI Black Hawk, STI Oxford, STI Selatar, STI Gramercy and STI Queens) and will amortize/reduce in quarterly installments (starting after the second anniversary of the signing date), with a balloon repayment due at maturity. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company's existing credit facilities.
Investment in DHT Holdings Inc.
In January 2025, we purchased an additional 3,928,250 common shares in DHT at an average price of $10.79 per share and in February 2025, we sold 700,000 common shares of DHT at an average price of $11.85 per share. As of the date of this filing we own 11,210,730 common shares of DHT or 7% of the total outstanding common shares of DHT.

Time Charter-Out Arrangements
In February 2025, the charterer of STI Gratitude exercised its option to extend the term of the time charter-out agreement, which commenced in May 2022, for an additional year at $31,000 per day commencing in May 2025. The charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
2013 Equity Incentive Plan
On March 20, 2025, our Board of Directors reserved an additional 1,089,407 common shares, par value $0.01 per share, for issuance under the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.