Form 20-F
period 2025-12-31
Scorpio Tankers Inc.
filed 2026-03-20
CIK 1483934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025 there were 51,762,790 outstanding shares of common stock, par value $0.01 per share.

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
•the recent military conflict in Iran which has had a significant direct and indirect impact on the trade of crude oil and refined petroleum products;
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
•general domestic and international political conditions, political uncertainty in Venezuela as a result of U.S. intervention and the corresponding impact on the oil and natural gas industry, increasing tensions between the U.S. and Denmark as a result of disagreements regarding control over Greenland and other trade wars and strains between oil producing countries, including illicit crude oil trades;
•recent and potential future trade policy matters, such as increased trade protectionism, the imposition of tariffs and other import restrictions, including those impacting the maritime shipping industry, such as the potential escalation of trade tensions between China and the U.S.;
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
•any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended ("FCPA") or other applicable regulations relating to bribery;
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

•servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels;

•our debt agreements contain restrictive and financial covenants which may limit our ability to conduct certain activities, and further, we may be unable to comply with such covenants, which could result in a default under the terms of such agreements;
•we may have difficulty managing our planned growth properly;
•we operate secondhand vessels which exposes us to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters;
•we will be required to make additional capital expenditures should we determine to expand the number of vessels in our fleet and to maintain all our vessels;
•declines in charter rates and other market deterioration may cause us to incur impairment charges;
•our stock price has fluctuated in the past, has recently been volatile and may be volatile in the future, and as a result, investors in our common stock could incur substantial losses;
•the market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future debt facilities and we may incur a loss if we sell vessels following a decline in their market value;
•if we are unable to operate our vessels profitably, we may be unsuccessful in competing in the highly competitive international tanker market, which would negatively affect our financial condition and our ability to expand our business;
•United States tax authorities could treat us as a “passive foreign investment company,” which could have adverse United States federal income tax consequences to United States shareholders;
•we are subject to certain risks with respect to our counterparties on contracts, including our vessel employment arrangements, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows;
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
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Periodic adjustments to the supply of and demand for oil tankers can cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequential effect on our short and medium-term liquidity. A weakening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels or to sell them on the expiration or termination of their charters, and the rates payable in respect of our vessels currently operating in tanker pools, or any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. In addition, conflicts in Ukraine and throughout the Middle East are disrupting energy production and trade patterns, including shipping in the Arabian Gulf, Black Sea, Red Sea, and elsewhere, and its continued impact on energy prices and tanker rates is uncertain. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and petroleum products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence demand for tanker capacity include:
•supply of and demand for energy resources and oil and petroleum products;
•changes in the consumption of oil and petroleum products due to availability of new, alternative energy sources or changes in the price of oil and petroleum products relative to other energy sources or other factors making consumption of oil and petroleum products less attractive, and competition from other shipping companies and other modes of transportation;
•regional availability of refining capacity and inventories compared to geographies of oil production regions;

•national policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);
•increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;
•global and regional economic and political conditions, including armed conflicts and other international hostilities, terrorist activities, piracy, embargoes and strikes and "trade wars" and other developments in international trade, fluctuations in industrial and agricultural production, and work stoppages;
•any restrictions on crude oil production imposed by OPEC and non-OPEC oil producing countries;
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
•tanker freight rates, which are affected by factors that may affect the rate of newbuilding swapping and laying up of tankers;
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
•national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;
•the imposition or expansion of sanctions;
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
As of March 19, 2026, 72 of our vessels were employed in either the spot market or in spot market-oriented tanker pools such as the SLR2P, SMRP or SHTP, which we refer to collectively as the Scorpio Pools and which are managed by companies that are members of the Scorpio group of companies, exposing us to fluctuations in spot market charter rates. The spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, including within the Scorpio Pools, depends on, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot charter rates have declined below the operating cost of vessels. If spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases, which may have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the net additions to the tanker fleet. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. According to McQuilling, as of February 13, 2026, the newbuilding orderbook, which extends to 2029 and beyond, equaled approximately 18% of the existing world tanker fleet and the orderbook may increase further in proportion to the existing fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations, available cash, our ability to pay dividends, and our compliance with current or future covenants with respect to any of our financing arrangements.
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
Since we primarily employ our vessels in the spot market or in spot market-oriented pools, fuel costs are typically the largest expense affecting our shipping operations, and fluctuations in fuel prices may adversely affect our profitability. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments and armed conflicts, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries ("OPEC") and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.
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
However, there may be periods in the northern hemisphere when the expected seasonal strength does not materialize to the extent required to support sustainable profitable rates due to tanker overcapacity.
A shift in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products may have a material adverse effect on our business.
A significant portion of our earnings are related to the crude oil industry. We rely almost exclusively on the cash flows generated from the employment of our vessels that operate in the tanker sector of the shipping industry. Due to our lack of diversification, adverse developments in the tanker shipping industry have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business. Adverse developments in the tanker business could therefore reduce our ability to meet our payment obligations and our profitability.
A shift in or disruption of the consumer demand away from crude oil towards other energy resources, such as wind energy, solar energy, hydrogen energy, nuclear energy, renewable energy, electricity, natural gas, liquefied natural gas (“LNG”), or biofuels will potentially affect the demand for our product tankers. While the International Energy Agency (“IEA”) forecasts “peak oil”, the year when the maximum rate of extraction oil is reached, to be 2030 and OPEC forecasts global oil demand to continue to grow through at least 2050, the shift in consumer demand away from oil and oil products could have a material adverse effect on our future performance, results of operations, cash flows and financial position. .

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality, and, more recently, government sanctions. Changes to the trade patterns of refined oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our product tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.
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
Increased trade tensions between the U.S. and China could have a material adverse effect on our operations and financial results.
On April 17, 2025, the United States Trade Representative (“USTR”) implemented significant trade actions as the result of an investigation conducted under Section 301 of the Trade Act of 1974, including a fee to be paid by a vessel’s operator for any vessel owned or operated by a Chinese entity arriving to a U.S. port, to be paid up to five times per calendar year, per vessel pursuant to a formula relating to a vessels tonnage capacity. Another fee, under Annex II of the USTR’s notice of action, would be charged to operators of Chinese-built vessels, subject to certain targeted coverage exclusions. These fees became effective for vessels arriving at U.S. ports of entry on October 14, 2025.
On October 10, 2025, in response to the USTR action, China’s Ministry of Transport (the “Ministry”) announced retaliatory special port service fees applicable to vessels calling at Chinese ports which are built or flagged in the U.S. or owned or operated by certain U.S.-linked persons. These fees also became effective on October 14, 2025, although there was ambiguity surrounding the application and legal responsibility of the port fees.
On November 1, 2025, the U.S. announced that it had reached a trade agreement with China whereby both countries agreed in part to a one-year suspension of the implementation of these port fees beginning on November 10, 2025. As such, we do not expect us or our charterers to be materially impacted by such port fees at this time. However, trade relations between the two countries can be unpredictable and volatile, and other retaliatory actions by U.S., China or other countries could indirectly impact port-related costs, disrupt global shipping patterns and potentially cause delays in cargo movement, or increased congestion and costs at ports worldwide, including U.S. ports, further compounding disruptions within the global shipping industry. At this time we cannot predict what actions may be taken in the future or how such actions may ultimately impact our operations and financial results or our charterers.

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
In addition, many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. To comply with these and other regulations, including: (i) the sulfur emission requirements of Annex VI of the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 ("MARPOL"), which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, and (ii) the International Convention for the Control and Management of Ships’ Ballast Water and Sediments of the International Maritime Organization ("IMO"), which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. The increased demand for low sulfur fuels may increase the costs of fuel for our vessels that do not have scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations. Further, we are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and available cash.
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
The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"), promulgated by the IMO and the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"). The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive “safety management system” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability and may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. The U.S. Coast Guard and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code ("ISPS Code"), and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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
Cybersecurity guidance regulations for the maritime industry have been developed in an attempt to combat cybersecurity threats. For new ships and offshore installations contracted for construction on or after January 1, 2024, the International Association of Classification Societies (“IACS”) now requires vessel owners, yard and suppliers to build cybersecurity barriers into their systems and vessels, requiring compliance across the full spectrum of critical on-board control and navigation systems. On July 16, 2025, the U.S. Coast Guard’s final rule, Cybersecurity in the Marine Transportation System, went into effect. Under this rule, all regulated entities are required to develop Cybersecurity and Cyber Incident Response Plans, designate a Cybersecurity Officer to implement plans, and to report certain cyber incidents to the National Response Center. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.
Please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.
Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.
The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the "Hong Kong Convention"), which entered into force in June 2025, aims to ensure ships being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. Upon the Hong Kong Convention’s entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships are required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. MEPC 81 approved reporting formats and future development of a Global Integrated Shipping Information System ("GISIS") model, to provide electronic reporting facilities, to assist with the implementation of the Hong Kong Convention. MEPC 82 also approved a provisional guidance on the interplay between the Hong Kong Convention and the Basel Convention (which is aimed to protect human health and the environment against the adverse effects of hazardous wastes, including among others, waste from ship dismantling) with respect to the transboundary movement of ships intended for recycling. In April 2025, MEPC 83 adopted amendments to the 2023 Guidelines for the development of the Inventory of Hazardous Materials, clarifying the relevant threshold in respect to cybutryne when samples are taken directly from the hull or from wet paint containers
On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU member state may be recycled only in facilities included on the European list of permitted ship recycling facilities.
Apart from that, any vessel, including ours, is required to set up and maintain an Inventory of Hazardous Materials. Such a system includes information on the hazardous materials with a quantity above the threshold values specified in relevant EU Resolution and that are identified in ship’s structure and equipment. This inventory should be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship.
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
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes will be at risk of being damaged or lost because of events such as environmental and marine disasters, bad weather, and other acts of nature, business interruptions caused by mechanical failures, unexpected tank corrosion, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, diseases, crew strikes and/or boycotts and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. For example, various conflicts in the Middle East including the joint U.S./Israeli campaign in Iran, and the recent armed conflict between Israel and Hamas have resulted in threats, including drone and missile attacks, on commercial vessels in the Arabian Gulf, transiting the Strait of Hormuz, and transiting the Bab al-Mandab Strait and surrounding waterways. Such hazards may result in death or injury to persons, loss of revenues or property, payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, and interference with shipping routes (such as delay or rerouting), any of which may reduce our revenue or increase our expenses and also subject us to litigation. In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.
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
Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities, economic sanctions or other trade restrictions, and global public health concerns, which may affect the tanker industry and adversely affect our business.
We are an international company and primarily conduct our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and its allies and Iran, the United States and North Korea, and Russia and Ukraine. Terrorist attacks, as well as the frequent incidents of terrorism in the Middle East and recently in the Red Sea region, the continuing response of the international community to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Venezuela, Ukraine and the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may disrupt international shipping and contribute to further economic instability in the global financial markets.
Specifically, the military conflict between Russia and Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil and refined petroleum products from Russia to the United States, United Kingdom or the European Union. We cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products and it is possible that the continuation of the current conflict in Ukraine and any potential resolution thereof could adversely affect our financial condition, results of operations, cash flows, financial position and future performance.

Additionally, beginning in December 2023, there have been multiple drone and missile attacks on commercial vessels transiting international waters in the southern Red Sea by groups believed to be affiliated with the Yemen-based Houthi rebel group purportedly in response to the military conflict between Israel and Hamas. Attacks on U.S. military installations in Jordan and other locations in the Middle East, the military actions by the U.S. government and certain of its allies against the Houthi rebel group, which the U.S. government believes to be supported by the government of Iran, continue to threaten the political stability of the region. In addition, the recent armed conflict between the U.S. and its allies and Iran has caused a de facto closure of the Strait of Hormuz and further disruption of trade routes in the Red Sea, which could have significant impacts in the Middle East region and on the global oil markets. As a result of the conflict in Iran and the resultant volatility in the global oil markets, on March 12, 2026, the United States Department of the Treasury’s Office of Foreign Assets Control (OFAC) issued a general license authorizing, through 12:01 a.m. eastern daylight time on April 11, 2026, on the sale, delivery, or offloading of Russian Federation origin crude oil or petroleum products loaded on any vessel on or before 12:01 a.m. eastern daylight time on March 12, 2026, including vessels previously blocked by OFAC under several existing sanctions programs. We cannot predict the severity or length of the current conditions impacting international shipping in this region and the continuing disruption of the trade routes in the region of the Red Sea and Strait of Hormuz. It is also possible that these conditions could have a material and adverse impact on our financial condition, results of operations, and future performance.
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
In particular, there is significant uncertainty about the future relationship between the United States and China and other countries, such as Canada, Mexico, and the European Union, among others, with respect to trade policies, treaties, government regulations, and tariffs. For example, following the U.S. Supreme Court’s ruling on February 20, 2026 in Learning Resources, Inc. v. Trump that the International Emergency Economic Powers Act does not authorize the President to impose tariffs, the President imposed a temporary import duty of 10 percent, subject to limited exceptions, pursuant to Section 122 of the Trade Act of 1974 and effective as of February 24, 2026, which remains subject to legal challenge. In addition, on March 11 and March 12, 2026 the United States Trade Representative commenced new Section 301 investigations concerning (i) structural excess capacity and production in certain manufacturing sectors against China, the European Union (EU), Singapore, Switzerland, Norway, Indonesia, Malaysia, Cambodia, Thailand, Korea, Vietnam, Taiwan, Bangladesh, Mexico, Japan, and India; and (ii) against 60 countries related to the failure to impose and effectively enforce a prohibition on the importation of goods produced with forced labor. These investigations also may result in the imposition of additional tariffs or other restrictions on commerce. It is unknown whether and to what extent such tariffs will be retained, expanded, or otherwise modified by the U.S., or the effect that any such actions or any actions taken by other countries in response will have on us or our industry, but such measures could have an adverse effect on our business, financial condition, and results of operations.
In the past, political instability has also resulted in attacks on vessels, mining of waterways and other acts of terrorism or piracy to disrupt international shipping. For more information see the risk factor entitled "Acts of piracy on ocean-going vessels could adversely affect our business."
In February of 2022, the United States, along with the European Union and the United Kingdom, among other countries, also announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which expanded over the past three years and may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. The Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. As of September 2025, the EU, UK and Canada also agreed to lower their price cap on Russian crude oil from $60 per barrel to $47.60 per barrel. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business. While much uncertainty remains, the potential that the EU, in conjunction with the G7, might replace the price cap policy in favor of a full maritime services ban for Russian oil exports may also pose further risks that could adversely affect our business.

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
For more information about the closely related risks of terrorism and political instability on commercial shipping, including in the Middle East and recently in the Red Sea region, see the risk factor entitled “Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities, economic sanctions or other trade restrictions, and global public health concerns, which may affect the tanker industry and adversely affect our business.”
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
The laws and regulations of these different jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended or strengthened over time to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S., the United Kingdom and the EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have been, and may be in the future, the target of sanctions. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S. administration, the United Kingdom, the EU, and/or other international bodies. In particular, the continuation of the conflict in Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom and the European Union against Russia. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, to the best of our knowledge, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.
As a result of Russia’s actions in Ukraine and the conflict between Israel and Hamas, the U.S., EU, and United Kingdom, together with numerous other jurisdictions, have imposed significant economic sanctions which may adversely affect our ability to operate in such regions and also restrict parties whose cargo our vessels may carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations and cargo we may carry.
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
In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships. Any of those events could have an adverse effect on our business, operating results, cash flows, financial condition, and ability to pay dividends.
Governments could requisition our vessels during a period of war or emergency, which may negatively impact our business, financial condition, results of operations and available cash.
A government could requisition one or more of our vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of the payment would be uncertain. Although none of our vessels have been requisitioned by a government for title or hire, government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and available cash.
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
Our ability to operate our business and service our customers is dependent on the continued operation of our information technology ("IT") systems, including our IT systems that relate to, among other things, the location, operation, maintenance and employment of our vessels. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information kept on our information systems. However, our IT systems may be compromised by a malicious third party, man-made or natural events, or the intentional or inadvertent actions or inactions by our employees or third-party service providers. If our IT systems experience a breakdown, including as a result of cyberattacks, our business information may be lost, destroyed, disclosed, misappropriated, altered or accessed without consent, and our IT systems, or those of our service providers, may be disrupted.
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
The use of artificial intelligence technologies in our business operations presents risks that could adversely affect our performance, operations, and financial condition.
We have integrated artificial intelligence ("AI") technologies across several areas of our business, including voyage optimization, technical vessel management, and crew management, through a combination of third-party SaaS platforms — some of which incorporate AI functionality at the vendor level — and internally developed AI agents used to aggregate and synthesize operational data. Certain of these platforms involve the processing of sensitive personal data, including crew information.

While our current AI use requires significant human oversight, and our internal policies hold users responsible for AI outputs they act upon or transmit, there can be no assurance that users will adequately verify AI-generated results before relying on them. Errors, hallucinations, or inaccuracies — whether from internally developed tools or third-party platforms — could result in operational failures, misinformed decision-making, or the communication of inaccurate information. We have limited ability to independently audit or validate our vendors' AI systems and rely on their representations regarding accuracy and security.
We intend to expand our use of AI as additional workflows are identified for automation, though there is no guarantee such implementation will proceed as planned. Delays or failures could disrupt operations, and evolving AI regulation — including developments under the EU Artificial Intelligence Act and other emerging frameworks — may impose compliance obligations, restrict current or planned applications, or expose us to fines or penalties. As our reliance on AI grows, these risks may increase correspondingly and could have a material adverse effect on our future performance, results of operations, cash flows, and financial position.
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
We, indirectly through Scorpio Ship Management S.A.M. ("SSM"), our technical manager, employ masters, officers and crews to man our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.
RISKS RELATED TO OUR COMPANY
We operate secondhand vessels, which exposes us to increased operating costs which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.
We have acquired and may continue to acquire secondhand vessels. While we rigorously inspect previously owned or secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. A secondhand vessel may also have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. These repairs may require us to put a vessel into drydock, which would reduce our fleet utilization and increase our operating costs. The market prices of secondhand vessels also tend to fluctuate with changes in charter rates and the cost of newbuild vessels, and if we sell the vessels, the sales prices may not equal and could be less than their carrying values at that time.
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
Under time charter agreements, the charterer is responsible for voyage costs and the owner is responsible for the vessel operating costs. We currently have 17 vessels on long-term time charter-out agreements (with initial terms of one year or greater). When our vessels are employed in one of the Scorpio Pools, the pool is responsible for voyage expenses and we are responsible for vessel costs. As of March 19, 2026, 72 out of 90 of our owned vessels were employed through the Scorpio Pools. When our vessels operate directly in the spot market, we are responsible for both voyage expenses and vessel operating costs. Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Further, if our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash. Please see “We will be required to make additional capital expenditures should we determine to expand the number of vessels in our fleet and to maintain all our vessels.”
Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.
As of March 19, 2026, we were party to newbuilding contracts with various shipyards for the construction of 10 newbuilding vessels which are expected to be delivered to us between the second quarter of 2026 and fourth quarter of 2029. If we fail to make any or all of the installment payments required under the contracts, we may not take delivery of these vessels and we may forfeit all or a portion of the down payments we have already made under such contracts, and we may be sued for, among other things, any outstanding balances we are obligated to pay and other damages.

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
In addition, in the event that the shipyards do not perform under their respective contracts and we are unable to enforce certain refund guarantees with third party banks for any reason, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows. Please also see “-We are subject to certain risks with respect to our counterparties on contracts, including, without limitation, our vessel employment arrangements and newbuilding contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.”
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
In addition, we will incur significant maintenance costs for our existing and any newly-acquired vessels. A newbuilding vessel must be drydocked within five years of its delivery from a shipyard, and vessels are typically drydocked every 30 - 60 months thereafter, not including any unexpected repairs. We estimate the cost to drydock a vessel to be between $1.0 million and $3.0 million, depending on the size and condition of the vessel and the location of drydocking.
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
In accordance with IFRS, we evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. We did not record an impairment charge during the years ended December 31, 2025, 2024 or 2023. Please see Notes 1 and 10 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.
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
•general economic, industry and market conditions, including inflationary pressures; and
•other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues, adverse weather and climate conditions could disrupt our operations or result in political or economic instability.
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
The fair market values of vessels (including our own) have generally experienced high volatility. The fair market values for tankers declined significantly from historically high levels reached in 2008 and remained at relatively low levels through the early part of 2022. Since then, the fair market values have continued to improve as a result of the strong, ongoing market conditions during this period. Such prices may fluctuate depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other tanker companies, cost of newbuildings, applicable governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market values of our vessels decline, we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt, obtain additional financing or make distributions to our shareholders and our subsidiaries may not be able to make distributions to us. The prepayment of certain debt facilities may be necessary to cause us to maintain compliance with certain covenants in the event that the value of the vessels falls below certain levels. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. As of December 31, 2025, and as of the date of this annual report, we were in compliance with the financial covenants contained and other restrictions in our debt agreements.

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
Our Board of Directors may, in its sole discretion, from time to time, declare and pay cash dividends in accordance with our organizational documents, our loan agreements and applicable law. We can only distribute dividends to shareholders out of funds legally available for such payments. Our Board of Directors makes determinations regarding the payment of dividends in its sole discretion, and there is no guarantee that we will continue to pay dividends in the future. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of future loan facilities we may enter into, may limit our ability to pay dividends.
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
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and other requirements of the New York Stock Exchange ("NYSE"). Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and, if we continue to be an accelerated filer or large accelerated filer, a related attestation of our independent registered public accounting firm. While we did not identify any material weaknesses in our internal controls under the current assessment for the year ended December 31, 2025, we cannot be certain at this time that our internal controls will be considered effective in future assessments and that our independent registered public accounting firm would reach a similar conclusion. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements. We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We will continue to evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies do create additional costs for us and will require the time and attention of management. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.
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
There is substantial legal authority supporting this position, consisting of case law and United States Internal Revenue Service ("IRS"), pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.
If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders would face adverse United States federal income tax consequences and incur certain information reporting obligations. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended (the "Code") (which election could itself have adverse consequences for such shareholders), such shareholders would be subject to United States federal income tax at the then prevailing rates on ordinary income plus interest, in respect of excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the common shares. See “Item 10. Additional Information - E. Taxation - Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

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
We and our subsidiaries intend to take the position that we qualify for this statutory tax exemption for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we may no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a five percent or greater interest in our common shares ("5% Shareholders"), owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year, and there do not exist sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 of the Code to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year or we are unable to satisfy certain substantiation requirements with regard to our 5% Shareholders. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.
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
We are subject to certain risks with respect to our counterparties on contracts, including our vessel employment arrangements and newbuilding contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.
We have entered into, and may enter into in the future, various contracts that are material to the operation of our business, including, without limitation, charter and pooling agreements relating to the employment of our vessels, newbuilding contracts, debt and lease financing facilities, and other agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic or political conditions, the condition of the maritime and offshore industries, and the overall financial condition of the counterparty. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities and/or uncertain industry conditions. Should a counterparty fail to honor its obligations under any such contract or attempt to renegotiate our agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends to holders of our common shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements.
In addition, with respect to our charter arrangements, in depressed market conditions, our charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Furthermore, it is possible that parties with whom we have charter contracts may be impacted by ongoing geopolitical events, such as those involving the Middle East (including recent hostilities with Iran), Russia and Ukraine and Venezuela. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends on our common shares and interest on our debt securities and comply with covenants in our credit facilities.
To reduce our counterparty risk, we perform a credit check on the prospective customers, however, we cannot guarantee that this process reveals the embedded default risk. Although we assess the creditworthiness of our counterparties, a prolonged period of difficult industry conditions could lead to changes in a counterparty’s liquidity and increase our exposure to credit risk and bad debts. In addition, we may offer extended payment terms to our customers in order to secure contracts, which may lead to more frequent collection issues and adversely affect our financial results and liquidity.
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
Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain due to increased premiums or reduced or restricted coverage for losses caused by terrorist acts generally. Geopolitical tensions, regulatory changes and climate-related risks may also affect the availability and cost of insurance. Furthermore, insurance costs may increase as a consequence of unforeseen incidents or other events beyond our control.
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
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of conduct and ethics which is consistent and in full compliance with the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.
A change in our foreign private issuer status as a result of any change in the definition by the SEC could result in significantly higher regulatory and compliance costs.
As a foreign private issuer, we are not subject to all of the same disclosure and procedural requirements as domestic U.S. registrants under the Exchange Act, and we are also permitted to follow home country practice in lieu of a number of the corporate governance rules of the NYSE. However, regulatory requirements for foreign private issuers are subject to change. In 2025, the SEC issued a concept release soliciting comments as to whether changes in the definition of “foreign private issuer” are appropriate. In addition, on December 18, 2025, the Holding Foreign Insiders Accountable Act (“HFIAA”) was signed into law. The HFIAA amended Section 16(a) of the Exchange Act to require directors and officers of foreign private issuers to comply with the Section 16(a) insider reporting requirements beginning March 18, 2026. Directors and officers of foreign private issuers remain exempt from the short-swing profits rule under Section 16(b) and the short sale prohibition under Section 16(c).
If we lose our foreign private issuer status as a result of any change in the definition by the SEC, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be significantly higher. We would be required to file periodic reports and registration statements with the SEC on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on the NYSE that are available to foreign private issuers.

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
Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act ("BCA"). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.
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
EU member states have agreed upon a set of measures, which they can choose to apply against grey- or blacklisted countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist. Other jurisdictions in which we operate could be put on the blacklist in the future..

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
We are incorporated under the laws of the Republic of the Marshall Islands and we conduct operations in countries around the world. Although the Republic of the Marshall Islands has passed legislation implementing the U.N. Commission on Internal Trade Law (“UNCITRAL”) Model Law on Cross-Border Insolvency which concerns the recognition of foreign insolvency proceedings, it does not otherwise have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover for their claims after any such insolvency or bankruptcy. Further, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.
RISKS RELATED TO OUR RELATIONSHIP WITH SCORPIO AND ITS AFFILIATES
We are dependent on our managers and their ability to hire and retain key personnel, and there may be conflicts of interest between us and our managers that may not be resolved in our favor.
Our success depends to a significant extent upon the abilities and efforts of our technical manager, SSM, our commercial manager, Scorpio Commercial Management S.A.M. ("SCM"), and our management team. Our success will depend upon our and our managers’ ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition.
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
Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members of the Lolli-Ghetti family which owns and controls the entities within the Scorpio group of companies. Annalisa Lolli-Ghetti is the majority owner of the Scorpio group of companies (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 6.5% of our outstanding common shares. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and our administrator and/or commercial and technical managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with our commercial or technical managers. Our commercial and technical managers may give preferential treatment to vessels that are time chartered-in by related parties because our founder, Chairman and Chief Executive Officer and members of his family may receive greater economic benefits. In particular, as of the date of this annual report, our commercial and technical managers provide commercial and technical management services to approximately 28 and 17 vessels respectively, other than the vessels in our fleet, that are owned, operated or managed by entities affiliated with Messrs. Lauro, and such entities may operate or acquire additional vessels that will compete with our vessels in the future. Such conflicts may have an adverse effect on our results of operations. In addition, certain entities within the Scorpio group of companies may benefit from economies of scale all of which may not be passed along to us.
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
As of December 31, 2025, we had $628.4 million in interest-bearing debt or obligations due under leasing arrangements. Borrowings under our debt facilities and lease financing arrangements require us to dedicate a part of our cash flow from operations to the payment of interest and principal on our debt. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our secured debt facilities and certain of our lease financing arrangements bear interest at variable rates. As described in Item 11 - Quantitative and Qualitative Disclosures About Market Risk, increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the tanker industry. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as seeking to raise additional capital, refinancing or restructuring our debt, selling tankers, or reducing or delaying capital investments. However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations.
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
As of December 31, 2025, we were in compliance with the financial covenants contained and other restrictions in our debt agreements.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands pursuant to the BCA on July 1, 2009. We provide seaborne transportation of crude oil and refined petroleum products worldwide. We began our operations in October 2009 with three vessels. In April 2010, we completed our initial public offering, and our common stock commenced trading on the New York Stock Exchange, or NYSE, under the symbol “STNG.” We have since expanded, and as of March 19, 2026, our fleet consisted of 90 wholly owned tankers (34 LR2, 42 MR and 14 Handymax) with a weighted average age of approximately 10.1 years.
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
Recent Developments
Time charter-out
In March 2026, we commenced a time charter-out agreement on an LR2 product tanker, STI Lombard, for five years at a rate of $33,000 per day.
In March 2026, we entered into a time charter-out agreement on an LR2 product tanker, STI Rambla, for eight years at a rate of $30,500 per day. This charter is expected to commence in the first or second quarter of 2026.
Declaration of dividend
On February 11, 2026, our Board of Directors declared a quarterly cash dividend of $0.45 per common share, which is payable on March 20, 2026 to all shareholders of record as of March 6, 2026.
Vessel Sales
In January 2026, we closed on the sale of the 2019 built scrubber-fitted LR2 product tanker, STI Lavender, for $61.2 million.
In February 2026, we closed on the sales of the 2016 built scrubber-fitted LR2 product tankers, STI Goal and STI Gallantry, for $52.3 million per vessel.
In March 2026, we entered into agreements to sell two 2015 built scrubber-fitted MR product tankers, STI Seneca and STI Osceola for $35.0 million per vessel and a 2015 built scrubber-fitted LR2 product tanker, STI Solidarity, for $60.0 million. These sales are expected to close within the first or second quarter of 2026. In March 2026, these three vessels, STI Seneca, STI Osceola and STI Solidarity, were released from collateral on the 2023 $1.0 Billion Credit Facility and we paid the outstanding debt balance of $20.2 million related to these vessels and reduced the amount available under the revolving portion of the facility by $10.8 million.
Debt Activity
In January 2026, STI Kingsway was released from collateral on the 2023 $1.0 Billion Credit Facility, with no outstanding balance and reducing the amount available under the revolving portion of the facility by $13.7 million. We entered into an agreement to sell this vessel for $57.5 million in December 2025 with closing expected in the first quarter of 2026.
In February 2026, we paid the $18.9 million purchase option, representing the aggregate outstanding lease obligation, on the LR2 product tanker, STI Symphony, that was financed under the Ocean Yield Lease Financing arrangement and thus terminated the lease.

Newbuilding Vessels
In February 2026, we declared options to purchase two scrubber-fitted LR2 newbuilding product tankers that are to be constructed at Dalian Shipbuilding Industry Co., Ltd. in China for $68.5 million per vessel. Deliveries are expected in the third and fourth quarters of 2029.
Conflict in Iran
The recent military conflict in Iran has had a significant direct and indirect impact on the trade of crude oil and refined petroleum products. The conflict has disrupted major trading routes such as the Strait of Hormuz and as a result, the price of oil and petroleum products has risen significantly. We cannot predict what effect the higher price of oil and petroleum products will have on demand, and it is possible that the current conflict in Iran could adversely affect our financial condition, results of operations, cash flows, financial position, and future performance.
B. Business Overview
We provide seaborne transportation of refined petroleum products worldwide. As of March 19, 2026, our fleet consisted of 90 wholly owned product tankers (34 LR2, 42 MR and 14 Handymax) with a weighted average age of approximately 10.1 years, which we refer to collectively as our Operating Fleet.
The following table sets forth certain information regarding our Operating Fleet as of March 19, 2026:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	No
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	No
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	No
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	No
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	No
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	No
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	No
8	STI Battersea	2014	38,734	1A	Time Charter (4)	Handymax	No
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	No
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	No
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	No
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	No
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	No
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	No
15	STI Duchessa	2014	49,990	—	SMRP (2)	MR	No
16	STI Opera	2014	49,990	—	SMRP (2)	MR	No
17	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
18	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
19	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
20	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
21	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
22	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
23	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
24	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Memphis	2014	49,990	—	Time Charter (5)	MR	Yes
26	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
27	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
28	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
29	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes

30	STI Osceola	2015	49,990	—	SMRP (2) (14)	MR	Yes
31	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
32	STI Seneca	2015	49,990	—	SMRP (2) (14)	MR	Yes
33	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
34	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
35	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
36	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
37	STI Bosphorus	2017	49,990	—	Bareboat Charter (6)	MR	No
38	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
39	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
40	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	No
41	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	No
42	STI Esles II	2018	49,990	1B	SMRP (2)	MR	No
43	STI Jardins	2018	49,990	1B	Time Charter (7)	MR	No
44	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
45	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
46	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
47	STI Magnetic	2019	50,000	—	Time Charter (8)	MR	Yes
48	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
49	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
50	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
51	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
52	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
53	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
54	STI Miracle	2020	50,000	—	Time Charter (9)	MR	Yes
55	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
56	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
57	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
58	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
59	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
60	STI Orchard	2014	109,999	—	Time Charter (10)	LR2	Yes
61	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
62	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
63	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
64	STI Rose	2015	109,999	—	Time Charter (11)	LR2	Yes
65	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
66	STI Alexis	2015	109,999	—	Time Charter (12)	LR2	Yes
67	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
68	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
69	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
70	STI Connaught	2015	109,999	—	SLR2P (3)	LR2	Yes
71	STI Spiga	2015	109,999	—	Time Charter (13)	LR2	Yes
72	STI Kingsway	2015	109,999	—	SLR2P (3) (14)	LR2	Yes
73	STI Solidarity	2015	109,999	—	SLR2P (3) (14)	LR2	Yes
74	STI Lombard	2015	109,999	—	Time Charter (15)	LR2	Yes
75	STI Grace	2016	109,999	—	Time Charter (16)	LR2	Yes
76	STI Jermyn	2016	109,999	—	Time Charter (17)	LR2	Yes

77	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
78	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
79	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
80	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
81	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
82	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
83	STI Guard	2016	113,000	—	Time Charter (18)	LR2	Yes
84	STI Guide	2016	113,000	—	Time Charter (19)	LR2	Yes
85	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
86	STI Rambla	2017	109,999	—	SLR2P (3) (20)	LR2	Yes
87	STI Gauntlet	2017	113,000	—	Time Charter (21)	LR2	Yes
88	STI Gladiator	2017	113,000	—	Time Charter (19)	LR2	Yes
89	STI Gratitude	2017	113,000	—	Time Charter (22)	LR2	Yes
90	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes

	Total owned or lease financed		6,396,352

	Newbuildings currently under construction
	Vessel Name	Yard	DWT		Vessel type
91	Hull YZJF2024-001	JNS	49,800		MR	(23)
92	Hull YZJF2024-002	JNS	49,800		MR	(23)
93	Hull YZJF2024-003	JNS	49,800		MR	(23)
94	Hull YZJF2024-004	JNS	49,800		MR	(23)
95	Hull P110K-102	DS	115,000		LR2	(24)
96	Hull P110K-103	DS	115,000		LR2	(24)
97	Hull P110K-104	DS	115,000		LR2	(24)
98	Hull P110K-105	DS	115,000		LR2	(24)
99	Hull 5540	HO	300,000		VLCC	(25)
100	Hull 5541	HO	300,000		VLCC	(25)

	Total newbuilding product tankers		1,259,200

	Total Fleet		7,655,552

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel commenced a time charter in April 2025 for two years at a rate of $24,000 per day.
(5)	This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025. In November 2025, this time charter was further extended for a period of six months at a rate of $27,500 per day.
(6)	This vessel commenced a bareboat charter-out arrangement in August 2025 at a bareboat rate of $13,150 per day. The vessel is chartered to a third-party joint venture which re-flagged the vessel to the United States in order for it to participate in the U.S. Government’s Tanker Security Program (TSP). The contract will remain in effect until the vessel reaches 20 years of age, which will occur in 2037, subject to annual renewal within the National Defense Authorization Act (“NDAA”).
(7)	This vessel commenced a time charter in October 2024 for three years at a rate of $29,550 per day.
(8)	This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three-year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025. In November 2025, this time charter was further extended for a period of six months at a rate of $27,500 per day.
(9)	This vessel commenced a time charter in August 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025. In November 2025, this time charter was further extended for a period of six months at a rate of $27,500 per day.
(10)	This vessel commenced a time charter in August 2025 for five years at a rate of $28,350 per day.
(11)	This vessel commenced a time charter in February 2026 for five years at a rate of $29,000 per day.
(12)	This vessel commenced a time charter in January 2026 for five years at a rate of $29,000 per day.
(13)	This vessel commenced a time charter with a related party in November 2025 for one year at a rate of $35,000 per day.
(14)	The Company has entered into an agreement to sell this vessel which is expected to close in the first or second quarter of 2026.
(15)	This vessel commenced a time charter in March 2026 for five years at a rate of $33,000 per day.
(16)	This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day. In November 2025, this time charter was extended for a period of one year at a rate of $36,000 per day commencing in December 2025.
(17)	This vessel commenced a time charter in April 2023 for three years at a rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
(18)	This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day.
(19)	This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. In April 2025, the charterers exercised their option to extend the term of this agreement for an additional year at $31,000 per day commencing in July 2025. The charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(20)	This vessel entered into a time charter-out agreement for eight years at a rate of $30,500 per day which is expected to commence in the first or second quarter of 2026.
(21)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day. In November 2025, this time charter was extended for a period of one year at a rate of $36,000 per day.
(22)	This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. In February 2025, the charterers exercised their option to extend the term of this agreement for an additional year at $31,000 per day commencing in May 2025. The charterers have an additional option to further extend the term of this agreement for an additional year at $33,000 per day.
(23)	These newbuilding vessels are being constructed at JNS (Jingjiang Nanyang Shipbuilding Co. Ltd.). Two vessels are expected to be delivered in the second and fourth quarters of 2026 and two vessels are expected to be delivered in the first and second quarters of 2027.
(24)	These newbuilding vessels are being constructed at DS (Dalian Shipbuilding Industry Co. Ltd.). Two of the vessels are expected to be delivered in the third quarter of 2027, one is expected to be delivered in the third quarter of 2029 and one is expected to be delivered in the fourth quarter of 2029.
(25)	These newbuilding vessels are being constructed at HO (Hanwha Ocean Co. Ltd.). The vessels are expected to be delivered in the third and fourth quarters of 2028.
Chartering Strategy
Generally, we employ our vessels through a combination of commercial pools operated by related entities, time charters and spot market exposure. The mix of employment varies over time based on market conditions, relative profitability and our forward view of tanker fundamentals.
Commercial Pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market, but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, or COAs, thus generating higher effective TCE revenues (see Item 5. Operating and Financial Review and Prospects - Important Financial and Operational Terms and

Concepts for definition and reconciliation of TCE revenue) than otherwise might be obtainable in the spot market. As of March 19, 2026, 72 of the vessels in our Operating Fleet operated in one of the Scorpio Pools.
Time and Bareboat Charters
Time and bareboat charters give us a fixed and stable cash flow for a known period of time and also mitigate in part the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. As of December 31, 2025, 14 of our vessels (nine LR2s, four MRs and one Handymax) were operating on long-term charter-out agreements and one MR was operating on a long-term bareboat charter-out agreement with terms of one year or greater. In the future, we may opportunistically look to enter more of our vessels into time charter contracts. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit if the spot market increases.
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
Management of our Fleet
Commercial and Technical Management
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the terms and conditions set forth under a revised master agreement which, for the year ended December 31, 2023, was effective as from January 1, 2018 (the "2018 Revised Master Agreement"). In 2024, certain terms of the 2018 Revised Master Agreement were amended and restated with an effective date of January 1, 2024 (the "2024 Revised Master Agreement"). The 2024 Revised Master Agreement may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with the provisions of the 2024 Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the 2024 Revised Master Agreement or on substantially similar terms.
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
The International Oil Tanker Shipping Industry

All the information and data presented in this section, including the analysis of the oil tanker shipping industry, has been provided by McQuilling Services LLC. The statistical and graphical information contained herein is drawn from McQuilling’s database and other sources. While McQuilling has made reasonable efforts to include accurate and up-to-date information in this report, McQuilling makes no warranties or representations as to the accuracy of any information contained herein or accuracy or reasonableness of conclusions drawn there from.

Oil Tanker Demand

The evolution of world trade, seaborne trade, and the world shipping fleet are inexorably intertwined in history. Economic prosperity drives trade, and trade compels economic growth. There has always been a strong correlation between trade and seaborne transport to regional economic growth. Dirty Petroleum Products (DPP) tanker demand is mainly generated by three factors: 1) crude oil demand in the global refining system with incremental changes coming from refinery capacity additions/shutdowns and higher/lower utilization of that capacity; 2) crude storage buildup or release to fulfill global refinery demand; 3) average sailing distance from crude export countries to these refineries or storage centers.
While refineries are the main source of demand for the DPP market, clean products have outlets in numerous applications ranging from industrial to commercial, transportation, heating, and more. This creates a complex market and global trade flow, with Clean Petroleum Product (CPP) cargoes originating from many different locations and exported to dozens more, which all have fluctuating outputs/input volumes and products. Because of this, CPP tanker demand has become a function not only of supply and demand but also of differences in balances for each product in each region. As an example, naphtha is a demand-generating cargo that clearly exhibits these relationships. As petrochemical plant capacity increases in Asia, the growing feedstock (in this case naphtha) deficit calls for additional cargoes that are going to be sourced not by a specific location, but rather from the location that has the most to spare.
In recent years, CPP tanker demand has been increasingly morphed by the sudden changes of trade flows and refining margins. These impacts are due to geopolitical and economic developments on maritime “chokepoints”, including reduced daily transits through the Panama Canal in 2023, Houthi attacks in the Red Sea since 2023, and the change in Russian oil flows since 2022.
Sharp reductions in Russian oil product exports, together with the gradual reopening of Red Sea transits, have reshaped global product tanker trade patterns in 2025. In the East of Suez market, expanded refining capacity in the Middle East and India have supported both eastbound and westbound CPP tanker demand, particularly for Long Range (LR) tanker. However, benchmark naphtha flows from the Middle East to the Far East faced persistent headwinds throughout the past year, driven by increased substitution toward discounted propane products amid a surplus in global balances, as well as a narrowing regional naphtha deficit following the ramp-up of integrated refining and petrochemical complexes in the discharge region. In the Atlantic Basin market, US diesel exports to Europe have received incremental support following the EU’s 18th sanctions package, alongside the continued erosion of European refining capacity. As a result, the benchmark Medium Range 2 (MR2) triangulation in the Atlantic Basin continued reversing, with a growing share of MR2s ballasting back to the US Gulf (USG) after discharging diesel in Europe.
Shifting to the crude side, large production growth, particularly in non-OPEC countries, has provided strong support on crude tanker demand. Since 2025, North and South America have played an increasingly important role in Very Large Crude Carrier (VLCC) tanker demand growth, benefiting from improved logistics after ExxonMobil lifted seasonal VLCC restrictions in Guyana and sticking to a positive outlook with a new VLCC terminal in Argentina expected in 2027. Higher export volumes from Brazil, and the redirection of Venezuelan heavy crude flows to the USG have unlocked significant growth potential in US-produced light crude exports by VLCCs. Similarly, Aframax-sized crude tanker demand has strongly benefited from shifting Venezuelan crude flows, supported by growing Venezuela to USG crude movements and USG to Venezuela dirty naphtha diluent flows as a backhaul. Further support emerged since late 2025 from pipeline developments along the North America West Coast. Direct Vancouver to East Asia flows by Aframaxes accounted for roughly 80% of the overall Trans Mountain (TMX) pipeline exports in Q4 2025, as importers substitute heavy Venezuelan crude.
Overall oil tanker demand, however, remains highly volatile amid the ongoing US-Israel conflict with Iran. The situation in the Arabian Gulf continues to evolve rapidly, with significant uncertainty surrounding the duration and severity of potential disruptions to the Strait of Hormuz. While a prolonged closure remains difficult to predict, even the perceived risk of restricted passage has already begun to influence trading patterns, freight volatility, and chartering decisions. Given that a substantial share of global seaborne crude flows through this chokepoint, the market is likely to remain sensitive to regional geopolitical developments, with oil tanker demand adjusting quickly to any shifts in security conditions or export flows from the region.

World Seaborne Tanker Ton Mile Demand

	DPP Tankers		CPP Tankers		DPP & CPP Tankers
Year	Ton Mile Demand	%YoY	Ton Mile Demand	%YoY	Ton Mile Demand	%YoY
2014	2,385		865		3,250
2015	2,457	3%	896	4%	3,354	3%
2016	2,522	3%	929	4%	3,450	3%
2017	2,620	4%	968	4%	3,588	4%
2018	2,578	(2)%	1,003	4%	3,581	—%
2019	2,524	(2)%	992	(1)%	3,516	(2)%
2020	2,385	(6)%	923	(7)%	3,308	(6)%
2021	2,369	(1)%	982	6%	3,351	1%
2022	2,483	5%	1,015	3%	3,498	4%
2023	2,584	4%	1,017	—%	3,602	3%
2024	2,551	(1)%	1,000	(2)%	3,551	(1)%
2025	2,544	—%	979	(2)%	3,523	(1)%
*DPP includes crude oil and dirty petroleum products
Source: AIS, McQuilling

World Oil Products Demand: 2014-2025
(Million bpd)

Source: Kpler
World Oil Supply and Demand
In 2025, the crude oil market navigated a complex landscape shaped by OPEC+ production increases, geopolitical tensions, and macroeconomic concerns. Throughout the year, OPEC+ announced six production hikes, beginning in May and June at 411,000 barrel per day (“b/d”), followed by larger increases of 548,000 b/d in August and 547,000 b/d in September. The group subsequently scaled back the pace of increases to 137,000 b/d in both October and December, resulting in a total OPEC output increase of 2.191 million b/d for 2025. The moderation in the pace of output hikes suggests the group remains committed to maintaining market balance. After pausing production increases in Q1 2026, OPEC+ announced a further production increase of 206,000 b/d starting in April 2026. The move aims to stabilize market volatility stemming from supply concerns during the US-Israel/Iran conflict, although Iranian drone attacks on key oil infrastructure and threats to commercial vessels transiting the Strait of Hormuz could affect production levels from some OPEC+ producers.
On a different front, as the Russia-Ukraine war persists, pressure on Russia’s oil sector continues to intensify. Escalating sanctions, weak oil prices, and repeated Ukrainian drone attacks have created significant operational and commercial challenges for Russian producers. Sanctions imposed by the US, EU, and UK have steadily expanded to encompass hundreds of vessels, alongside measures targeting major oil companies Rosneft and Lukoil in October 2025. As such, oil exports from Russia have declined while prolonged wartime underinvestment in drilling could begin to weigh on total output. At the same time, India - a major buyer of Russian crude - is scaling back imports amid rising tariff pressure from the US and tightening EU sanctions.
On the other side of the Atlantic, heightened US enforcement against Venezuelan oil flows began in December 2025 - marked by multiple US Coast Guard seizures of sanctioned and shadow tankers - evolved to a US military operation on January 3, 2026, which successfully captured Nicolás Maduro, the country’s de facto leader. The displaced 438,000 b/d of Venezuelan heavy crude exports, including cargoes aboard seized tankers, were absorbed almost immediately by US Gulf refineries, well ahead of any new capital investment in Venezuela’s oil infrastructure. With Venezuelan crude production beginning to inch up and a US OFAC issued general license on January 29th, 2026 allowing US companies to participate fully in Venezuelan oil exports, infrastructure repair, and foreign investment, additional oil exports are expected from the country to the US, Europe, India, and potentially China, although oil marketed under US control is reportedly being sold at market rates rather than the deep discounts previously seen.
Outside of OPEC+, some of the fastest-growing sources of crude production are emerging in South America, led by Guyana, Brazil, and Argentina. In 2025, the “One Guyana” floating production storage and offloading unit (FPSO) came online, adding approximately 250,000 b/d of production capacity and pushing Guyana’s total crude output to more than 900,000 b/d for the year. Brazil also continued to expand production, increasing output by about 270,000 b/d in 2025, in line with Petrobras’s publicly stated objective of becoming the world’s fifth-largest oil producer by 2030. Meanwhile, Argentina recorded production growth of roughly 94,000 b/d in 2025 through infrastructure debottlenecking, enabling rising shale output from the Vaca Muerta “to be exported, primarily to the US West Coast.

Oil Product Exports - Major Selected Regions
('000 bpd)

Source: JODI, McQuilling
From a refining capacity standpoint, the largest increases are likely in India and West Africa as the ramp up of the Dangote refinery continues to have a material market impact, supporting jet and naphtha exports to the East. North American refining has become increasingly export-dependent as US and Canadian road-fuel demand trends broadly flat to lower. The most competitive plants particularly along the US Gulf Coast, have sustained high utilization by supplying refined products to Latin America and, increasingly, Africa, as both regions continue to substitute away from Russian product imports. Feedstock availability will also play a critical role: increased Venezuelan heavy-crude supply would benefit US Gulf Coast refineries configured for heavier grades and could displace lighter Atlantic Basin crudes, including domestic shale oil, into export markets in the east of Suez.
Mexico’s Olmeca/Dos Bocas refinery remains another key variable. Pemex’s 340,000 b/d project has faced repeated delays but reportedly operated at 77% utilization rate in December 2025. The plant is expected to reach full capacity in 2027, alongside ongoing upgrades at existing refineries to increase runs of domestic heavy crude. This has resulted in seasonal diesel exports to the US East Coast, reduced gasoline imports from the US Gulf, and the partial displacement of Mexican Maya crude from the US Gulf refining system.
European refineries, meanwhile, are focusing on structural rationalization and trade rerouting rather than capacity expansion. Policy remains a dominant driver, as the EU’s sanctions framework increasingly targets indirect imports of products derived from Russian crude via third countries. Stricter origin verification requirements are expected to raise compliance costs, potentially widening price differentials for diesel and other middle distillates. The main theme for European refiners in 2025 has been refinery consolidation, increased focus on biofuel conversions, and more complex import economics particularly for diesel, where documentation and traceability are becoming nearly as critical as refining margins.
In the East of Suez, China’s refining landscape has been shaped as much by feedstock access and policy risk as by incremental capacity changes. Independent (“teapot”) refiners, particularly in Shandong, remain heavily reliant on discounted Venezuelan, Iranian and Russian crude, as these barrels can be decisive to economics when margins are thin. This dependence, however, exposes operators to sanctions risk and episodic disruptions in purchasing behavior.

Current Tanker Fleet
Depending on yard capacity, backlog size, and complexity of the vessel, building an oil tanker will take anywhere from 12 to 36 months from start of construction to delivery. This constraint makes the tanker fleet relatively inelastic in the short-term. The only remedy to the lack of expansion of the fleet is by increasing operating speeds, redeploying vessels out of drydocking, or, in the very extreme case, getting vessels out of layup. On the flip side, if vessels begin to slow steam, start a routine special survey, or are laid up, it would constitute a negative effect on the net tanker fleet. Since the start of the Russia/Ukraine war in March 2022 and the introduction of a price cap for Russian crude and oil products, proliferation of the shadow and sanctioned fleets dramatically increased. It was no longer just Iranian and Venezuelan barrels carried on sanctioned vessels but also Russian oil, trading above the price cap.
The uncoated tanker fleet (after removing ships over 25 years old) currently stands at 2,241 vessels. We do not consider tonnage older than 25 years of age as part of the trading fleet due to their non-viability in the crude and/or refined product transportation requirements. This is due to chartering vetting requirements, insurance, and regulatory limits on older vessels, making them generally very inefficient in the commercial market. Of these ships, we have counted a total of 551 sanctioned or shadow tankers, which represents 24.6% of the total fleet size, a continual growth from last year’s 21.5% that was brought up due to US, EU and UK sanctions in 2025. A majority of the uncoated tankers in the sanctioned fleet are Aframaxes (207 ships), including the Russian fleet and ships not adhering to the Russian price cap. The VLCC fleet stands at 851 ships in total, making it the biggest uncoated tanker fleet among all segments, while the size of uncoated Aframaxes decreased to 641 vessels, given shipping companies’ increased interest in ordering LR2s with the capability to switch between trading crude and refined products from shipping companies.
Marine transportation of CPP is carried out through non-IMO “product tankers” and IMO II and IMO III “chemical tankers”, the latter of which can switch between trading refined products and chemicals, depending on market conditions. Due to this “switchover” ability, it is necessary to account for both “product” and “chemical” tankers when assessing supply capable of transporting CPP products. The product and chemical tanker fleet currently stands at 5,043 vessels, including a total of 470 sanctioned or shadow tankers representing 9.3% of the total fleet size; the ratio is much lower compared to the figure for the uncoated tanker fleet.

The Oil Tanker Fleet (1) - February 2026

	Deadweight Tons	Number of		Capacity
Vessel Type	(Dwt)	Vessels	% of Fleet	(m Dwt)	% of Fleet
Crude Tankers
VLCC	200,000+	851	38.0%	262.1	59.7%
Suezmax	120,000-199,999	633	28.3%	99.4	22.6%
Aframax	80,000-119,999	641	28.6%	70.7	16.1%
Panamax	60,000-79,999	65	2.9%	4.5	1.0%
Medium Range 2	40,000-59,999	40	1.8%	1.9	0.4%
Medium Range 1	27,500-39,999	2	0.1%	0.1	—%
Handy	10,000-27,499	9	0.4%	0.2	—%
Total Fleet		2,241	100%	438.9	100%

Product Tankers
Long Range 3 (LR3)	120,000-199,999	36	2.7%	5.5	5.4%
Long Range 2 (LR2)	80,000-119,999	511	37.7%	56.8	55.5%
Long Range 1 (LR1)	60,000-79,999	315	23.2%	23.2	22.7%
Medium Range 2 (MR2)	40,000-59,999	269	19.8%	12.7	12.4%
Medium Range 1 (MR1)	27,500-39,999	46	3.4%	1.5	1.5%
Handy	10,000-27,499	180	13.3%	2.6	2.6%
Total Fleet		1,357	100%	102.3	100%

Chemical Tankers(2)
Long Range 3 (LR3)	120,000-199,999	—	—%	—	—%
Long Range 2 (LR2)	80,000-119,999	4	0.1%	0.4	0.3%
Long Range 1 (LR1)	60,000-79,999	58	1.6%	4.3	3.3%
Medium Range 2 (MR2)	40,000-59,999	1,684	45.7%	82.0	63.1%
Medium Range 1 (MR1)	27,500-39,999	527	14.3%	19.1	14.7%
Handy	10,000-27,499	1,413	38.3%	24.1	18.6%
Total Fleet		3,686	100%	129.9	100%

Product & Chemical Tankers
Long Range 3 (LR3)	120,000-199,999	36	0.7%	5.5	2.4%
Long Range 2 (LR2)	80,000-119,999	515	10.2%	57.2	24.6%
Long Range 1 (LR1)	60,000-79,999	373	7.4%	27.5	11.8%
Medium Range 2 (MR2)	40,000-59,999	1,953	38.7%	94.7	40.8%
Medium Range 1 (MR1)	27,500-39,999	573	11.4%	20.7	8.9%
Handy	10,000-27,499	1,593	31.6%	26.7	11.5%
Total Fleet		5,043	100%	232.3	100%

Crude, Product, and Chemical Tankers
VLCC	200,000+	851	11.7%	262.1	39.1%
Suezmax/LR3	120,000-199,999	669	9.2%	104.9	15.6%
Aframax/LR2	80,000-119,999	1,156	15.9%	127.9	19.1%
Panamax/LR1	60,000-79,999	438	6.0%	32.0	4.8%
Medium Range 2	40,000-59,999	1,993	27.4%	96.6	14.4%
Medium Range 1	27,500-39,999	575	7.9%	20.7	3.1%
Handy	10,000-27,499	1,602	22.0%	26.9	4.0%
Total Fleet		7,284	100%	671.1	100%
(1)Vessels over 25 years are excluded in fleet count. Tanker Fleet includes Shuttle Tankers
(2)Chemical Tankers can have IMO II and IMO III capability and the ability to trade CPP cargoes and routes.

Source: McQuilling

The World Tanker Orderbook (1) - February 2026

	Deadweight Tons	Orderbook		Orderbook % Fleet		2026		2027		2028+
Vessel Type	(Dwt)	No	m Dwt	No	Dwt	No	m Dwt	No	m Dwt	No	m Dwt

Crude Tankers
VLCC	200,000+	148	45.5	17.4%	17.3%	40	12.2	61	18.7	47	14.5
Suezmax	120,000-199,999	152	23.8	24.0%	23.9%	56	8.7	59	9.3	37	5.8
Aframax	80,000-119,999	23	2.6	3.6%	3.7%	12	1.3	10	1.1	1	0.1
Panamax	60,000-79,999	2	0.1	3.1%	3.3%	—	—	—	—	2	0.1
Medium Range 2	40,000-59,999	13	0.6	32.5%	33.4%	7	0.3	6	0.3	—	—
Medium Range 1	27,500-39,999	—	—	—%	—%	—	—	—	—	—	—
Handy	10,000-27,499	—	—	—%	—%	—	—	—	—	—	—
Total Fleet		338	72.6	15%	17%	115	22.5	136	29.4	87	20.5

Product Tankers
Long Range 3 (LR3)	120,000-199,999	—	—	—%	—%	—	—	—	—	—	—
Long Range 2 (LR2)	80,000-119,999	182	20.7	35.6%	36.4%	77	8.8	69	7.8	36	4.1
Long Range 1 (LR1)	60,000-79,999	50	3.6	15.9%	15.7%	20	1.5	14	1.0	16	1.2
Medium Range 2 (MR2)	40,000-59,999	28	1.3	10.4%	10.6%	5	0.2	9	0.4	14	0.7
Medium Range 1 (MR1)	27,500-39,999	7	0.3	15.2%	16.5%	4	0.2	—	—	3	0.1
Handy	10,000-27,499	32	0.6	17.8%	24.6%	17	0.3	9	0.2	6	0.2
Total Fleet		299	26.5	22%	26%	123	11.0	101	9.4	75	6.3

Chemical Tankers(2)
Long Range 3 (LR3)	120,000-199,999	—	—	—%	—%	—	—	—	—	—	—
Long Range 2 (LR2)	80,000-119,999	—	—	—%	—%	—	—	—	—	—	—
Long Range 1 (LR1)	60,000-79,999	8	0.6	13.8%	13.9%	6	0.4	2	0.1	—	—
Medium Range 2 (MR2)	40,000-59,999	263	12.8	15.6%	15.7%	140	6.9	96	4.6	27	1.3
Medium Range 1 (MR1)	27,500-39,999	34	1.2	6.5%	6.5%	14	0.5	13	0.5	7	0.3
Handy	10,000-27,499	263	5.0	18.6%	20.9%	168	3.2	76	1.5	19	0.4
Total Fleet		568	19.6	15%	15%	328	11.0	187	6.7	53	2.0

Product & Chemical Tankers(2)
Long Range 3 (LR3)	120,000-199,999	—	—	—%	—%	—	—	—	—	—	—
Long Range 2 (LR2)	80,000-119,999	182	20.7	35.3%	36.2%	77	8.8	69	7.8	36	4.1
Long Range 1 (LR1)	60,000-79,999	58	4.2	15.5%	15.4%	26	1.9	16	1.2	16	1.2
Medium Range 2 (MR2)	40,000-59,999	291	14.2	14.9%	15.0%	145	7.1	105	5.1	41	2.0
Medium Range 1 (MR1)	27,500-39,999	41	1.5	7.2%	7.3%	18	0.7	13	0.5	10	0.4
Handy	10,000-27,499	295	5.7	18.5%	21.3%	185	3.5	85	1.7	25	0.5
Total Fleet		867	46.3	17%	20%	451	22.0	288	16.3	128	8.2

Crude, Product, and Product/Chemical Tanker Fleet
VLCC	200,000+	148	45.5	17.4%	17.3%	40	12.2	61	18.7	47	14.5
Suezmax/LR3	120,000-199,999	152	23.8	22.7%	22.7%	56	8.7	59	9.3	37	5.8
Aframax/LR2	80,000-119,999	205	23.3	17.7%	18.2%	89	10.1	79	9.0	37	4.2
Panamax/LR1	60,000-79,999	60	4.4	13.7%	13.7%	26	1.9	16	1.2	18	1.3
Medium Range 2	40,000-59,999	304	14.8	15.3%	15.3%	152	7.5	111	5.4	41	2.0
Medium Range 1	27,500-39,999	41	1.5	7.1%	7.2%	18	0.7	13	0.5	10	0.4
Handy	10,000-27,499	295	5.7	18.4%	21.1%	185	3.5	85	1.7	25	0.5
Total Fleet		1,205	119.0	17%	18%	566	44.6	424	45.8	215	28.7

(1) Tanker Orderbook includes Shuttle Tankers
(2) Chemical Tankers can have IMO II and IMO III capability and the ability to trade CPP cargoes and routes
Source: McQuilling

Postponed Net Zero, Leaving Shipowners in Limbo
Decarbonization requirements at both the global and regional levels - through frameworks such as the Energy Efficiency Design Index (EEDI), FuelEU Maritime, and the EU Emissions Trading System (EU ETS) - are becoming progressively more stringent. At the same time, shipowners face increasing challenges in complying with and navigating a growing number of overlapping mandates, each with distinct methodologies for measuring and reducing emissions. Uncertainty across the industry intensified in the fall of 2025 when the International Maritime Organization (IMO) decided to delay its vote on enforcing the Net-Zero Framework by one year. In the absence of a clear regulatory pathway, responsibility has increasingly shifted onto owners to determine fuel choices and propulsion technologies for newbuildings that are economically viable while aligning with the broader push toward lower emissions.
Earlier, in the spring of 2025, the IMO approved, but did not formally adopt new greenhouse gas (GHG) requirements at the Maritime Environmental Protection Committee (MEPC 83). These measures included: (1) approval of a new GHG fuel intensity (GFI) standard combined with a pricing and reward mechanism; (2) adoption of amendments to MARPOL Annex VI and the NOx Technical Code enabling the use of multiple engine operational profiles (MEOP) and engine re-certification; (3) approval of amendments designating the North-East Atlantic as an Emission Control Area (ECA); and (4) completion of the first phase of the review of the Carbon Intensity Indicator (CII), Ship Energy Efficiency Management Plan (SEEMP), and Energy Efficiency Existing Ship Index (EEXI). Under the proposed framework, emissions would be measured using a GFI metric - defined as well-to-wake GHG emissions per unit of energy consumed on board. Compliance surpluses and deficits would be managed through the trading of Remedial Units (RUs), with initial prices set at US $100/mt of CO₂-equivalent for Tier 1 RUs and US $380/mt of CO₂-equivalent for Tier 2 RUs.
Despite this progress, IMO’s Net-Zero Framework has stalled. The US, an IMO signatory, played a major role in the decision to postpone the vote, reportedly exerting significant pressure and even threatening sanctions against countries supporting the framework. At the spring 2025 meeting, most EU member states, along with many Asian countries, voted in favor of the draft text. However, China and India later supported postponing the vote during the fall session- with Russia, the UAE, and Saudi Arabia dissenting. Following the decision, some stakeholders called for a restructuring of the IMO’s decision-making process, while others argued that further reassessment would only prolong regulatory uncertainty.
The most immediate consequence of the one-year delay is a shift in the regulatory timeline: the earliest possible review of the 2023 IMO GHG Strategy is now 2027, with finalization and potential adoption of a revised IMO Strategy unlikely before 2028. Less clear, however, is the broader impact on the industry’s decarbonization trajectory. Market discussions suggest that the US may seek to influence future IMO outcomes toward prioritizing LNG as a transition fuel, reflecting its extensive domestic infrastructure and supply capabilities. In parallel, other IMO regulatory initiatives continue to evolve and will remain critical determinants of investment and operational decisions across the shipping sector.

Oil Tanker Freight Market

Crude Tanker - Spot (TCE) Rates: 2013-2026*
(US$/Day)

Year	Caribs	Med	West Africa	AG
	USG or USAC	Med	UKC	Far East
	Panamax	Aframax	Suezmax	VLCC
2013	10,795	7,345	12,196	14,443
2014	21,171	19,010	22,594	25,673
2015	26,816	33,094	39,382	66,716
2016	15,046	17,495	22,754	38,076
2017	9,643	11,082	11,117	19,468
2018	10,200	12,791	9,788	19,777
2019	19,143	19,013	26,756	40,246
2020	19,131	13,161	22,901	48,837
2021	10,792	7,231	1,523	(2,092)
2022	47,201	41,743	32,351	16,888
2023	53,518	52,517	44,374	38,609
2024	36,832	43,784	34,207	29,261
2025	24,876	48,779	44,887	55,974
Jan-26	62,120	96,425	81,833	82,951
Feb-26	82,307	110,893	75,649	154,629
*Up to February 2026
Source: McQuilling, Note - TCE's are based on Non-Eco, Non-Scrubber vessels

Product Tanker - Spot (TCE) Rates: 2013-2026*
(US$/Day)

Year	UKC	USG	AG	AG
	USG	UKC	Japan	Japan
	MR2	MR2	LR1	LR2
2013	8,296	4,402	7,576	10,878
2014	7,699	3,174	10,523	14,835
2015	16,543	12,067	23,685	29,014
2016	8,620	4,957	12,290	15,475
2017	6,832	3,054	8,118	9,385
2018	5,397	1,923	7,982	9,472
2019	8,875	3,834	14,131	20,230
2020	12,914	8,095	19,441	30,014
2021	4,402	(1,924)	6,218	6,347
2022	24,322	15,215	31,203	35,386
2023	22,558	13,099	27,192	34,761
2024	15,189	18,429	30,938	39,065
2025	11,580	16,380	23,085	28,503
Jan-26	9,979	24,306	37,557	49,693
Feb-26	13,554	39,032	32,999	42,283
*Up to February 2026
Source: McQuilling, Note - TCE's are based on Non-Eco, Non-Scrubber vessels

The oil tanker market has been historically driven by the largest vessels – VLCCs, with over 60% of global crude and dirty tanker demand being generated by this sector and VLCC earnings being used as the indicator of the overall tanker market -and many shipping stocks- performance. The pattern, however, has been drastically disrupted since 2022 when EU’s ban on Russian oil imports and the “Price Cap” structure provided outsized support on Suezmax and Aframax demand by expanding the average sailing distance from exports from the Europe to the East of Suez markets, such as India, China, and countries in Southeast Asia.
Much like commodity markets, where equilibrium prices are determined by the interaction of supply and demand, the crude tanker market has been undergoing a prolonged “rebalancing process” over the past four years. Between 2022 and 2025, a total of 273 Aframax-sized tankers have been ordered; over the same period, only 180 VLCCs were ordered (88% of which were contracted after 2024) as discounted Russian crude absorbed by Asian refiners displaced Middle Eastern barrels (amid OPEC+ production cuts) and Atlantic Basin crude that previously supplied Europe, both of which are traditionally VLCC-dominated markets.
Shifts in tanker demand have also contributed to narrowing the earnings gap between VLCCs and mid-sized tankers. Charterers have increasingly favored VLCCs on a $/bbl freight basis for short-haul intra-Atlantic Basin trades, including exports from the US Gulf, Guyana (following ExxonMobil’s removal of the seasonal VLCC restriction between September and January), Brazil, and West Africa to Europe. This trend intensified in 2025, driven by: 1) OPEC+ easing production cuts, which supported demand on core VLCC routes; 2) tighter sanctions on Russian crude exports and Ukraine’s drone attacks on refineries, which pressured mid-sized tanker demand; and 3) continued, albeit slower, employment of uncoated VLCCs for India- and Middle East-origin refined product flows into Africa and Europe. As a result, VLCCs regained their position as the top-earning crude tanker segment, with average earnings in 2025 30% higher than those of dirty Aframaxes - reversing the prior three-year trend during which Aframaxes outperformed VLCCs by 34%.

Through LR2 switchovers, product tanker fundamentals remain closely linked to the cyclical dynamics of the crude tanker market. A strong statistical relationship exists between VLCC earnings and product tanker returns. Historically, LR2s and MR2s have traded at approximately 55% and 40%, respectively, of VLCC earnings during firm market conditions, with an average 77% probability that these markets move in the same year-on-year direction. Overall, heavy cuts in Russian oil product exports, alongside the gradual reopening of Red Sea transits, and the overhang of newbuilding deliveries are three major factors reshaping the product tanker market.
Efforts to mitigate elevated freight costs remained another key driver of product tanker dynamics in 2025. These include: (1) the use of Bahamas storage facilities as a workaround to US Jones Act requirements for moving US Gulf refined products to the US Atlantic and West Coasts; (2) increased chartering of MR2s where feasible, given the substantial 241 newbuilding tankers scheduled for delivery from Asian shipyards over 2026–2027; and (3) the continued “dirtying-up” of LR2s as crude tanker earnings materially outperform product tanker returns.
Oil Tanker Orderbook
The oil tanker orderbook numbers 1205 vessels at the end of 2025, including 338 uncoated tankers and 867 coated & chemical tankers. The significant orderbook for chemical tankers continues to pose challenges for CPP owners if the tonnage swings over, adding further supply-side pressure. A notable 29% of the orderbook comprises IMO-Certified MR2s over 40,000 DWT.
The LR2 orderbook stands at 36% of the trading fleet. This is a significant number, but if we take into account shipowners’ decisions to adjust orders from Aframaxes to LR2s, it makes sense as two fleets theoretically merge into one. Chemical MR2s and LR1s are next in line with 16% of the current fleet on order, a robust growth expected for a relatively young CPP Fleet.
Fleet Profile
Looking closely at the CPP fleet age profile, we see that LR2 tankers continue to be the youngest fleet with 51% of the total at below 10 years of age, followed by Chemical MR2s at 41%. The oldest CPP fleet is the product MR2 and MR1 with only 3% and 10% of fleet below 10 years of age, due mainly to owners switching to Chemical MR orders, as mentioned earlier, for more flexibility of trade. Even though clean vessels that were sanctioned or joined the shadow fleet in the past two years are not as numerous when compared to dirty tankers, we have captured a jump in the number of MR2s entering the unconventional fleet, currently standing at 12.1% of the total. This trend started since the US tightened sanctions, in February 2023, on Russian products including naphtha sold above US $45/bbl and diesel/gasoline sold above US $100/bbl.
Contracting
Tanker ordering activity has continued to recover from the historic lows recorded in 2022, although the pace to date remains measured relative to the peak newbuilding cycle of 2005–2009. This indicates that, despite improving market confidence, owners have generally maintained a disciplined approach to capacity additions, balancing forward earnings visibility against ongoing regulatory and technological uncertainty. Delays surrounding the USTR Section 301 framework and the IMO Net Zero vote have contributed to a more cautious ordering environment.
Throughout 2025, we have captured 166 uncoated vessels ordered, including 79 VLCCs, 79 Suezmaxes, and only 8 uncoated Aframaxes. This is a significant jump from last year’s 127 total DPP orders. Even though this represents a 31% increase since last year, orders are still below the historic average and far from the highs of 2006 during which over 300 vessels were ordered.
Total CPP & Chemical orders in 2025 numbered 152 vessels, a large decrease from the 341 ordered in 2024. After continued growth in newbuilding orders since 2022, this marks the first downturn, particularly for MR2-sized tanker orders which declined from 202 in 2024 to only 79 in 2025.
Shipbuilding capacity in China has been gaining momentum for several years, with 2023 marking an inflection point as the majority of tanker orders were placed at Chinese yards. This momentum has since continued, and even the USTR initiative proposing significant port fees on Chinese-built and Chinese-owned tonnage only briefly interrupted ordering activity. In parallel, the US administration has sought to revive domestic shipbuilding through deeper cooperation with South Korean yards, while Japanese shipbuilders have continued to lose market share and now firmly occupy third place globally. Finally, Southeast Asian yards - including Hyundai joint ventures in Vietnam and the Philippines - are steadily gaining traction in clean tanker construction, particularly in the LR2 and MR2 segments.

Oil Tankers: Newbuilding Prices: 2002-2026*
(In millions of U.S. Dollars)

	MR2	LR1	LR2	Aframax	Suezmax	VLCC
	50,000	75,000	110,000	110,000	160,000	300,000
Year End	DWT	DWT	DWT	DWT	DWT	DWT
2002	26.8	30.6	36.5	34.5	43.5	63.3
2003	31.5	36.3	43.1	41.1	51.1	75.1
2004	39.8	49.2	60.6	58.6	70.3	108.5
2005	45.0	52.0	65.0	63.0	80.5	120.0
2006	45.0	55.0	68.0	66.0	82.0	145.0
2007	43.0	63.0	71.0	69.0	88.0	141.0
2008	43.0	54.0	68.0	66.0	78.0	128.0
2009	33.0	42.0	52.0	50.0	64.0	101.5
2010	35.7	43.5	57.6	55.6	66.3	102.5
2011	34.0	40.0	53.7	51.7	61.5	95.0
2012	32.0	36.0	44.0	42.0	54.0	87.0
2013	34.0	36.0	47.0	45.0	58.0	91.0
2014	35.9	47.5	54.5	51.0	64.0	98.0
2015	35.4	45.0	55.0	51.8	65.0	95.0
2016	32.4	38.5	45.0	42.0	57.3	85.0
2017	35.0	38.5	45.3	43.3	56.0	83.0
2018	37.8	43.8	51.3	47.8	62.8	92.3
2019	38.0	44.8	52.0	49.5	63.5	95.5
2020	34.0	36.0	47.0	45.5	55.0	87.0
2021	38.0	44.0	56.8	53.5	65.5	98.0
2022	46.0	54.0	69.5	66.0	80.5	116.5
2023	49.0	58.0	71.0	69.0	86.0	121.0
2024	52.0	65.0	78.0	75.0	91.0	132.8
2025	50.0	61.5	75.8	73.3	87.5	129.5
Jan-26	51.0	63.0	75.5	73.0	90.0	130.3
Feb-26	51.0	62.8	75.0	73.0	88.0	130.0
Long-Term Average	40.0	47.6	57.9	56.2	69.9	106.1
*Up to February 2026
Source: McQuilling
Second-hand Prices
Supply is one of the most critical determinants of freight levels, and an accelerated pace of exits could potentially support freight rates. Owners of disadvantaged tonnage may be more inclined to sell older vessels for demolition, particularly in the context of reduced floating storage opportunities and higher steel scrap prices. Since 2020, however, a new trend has emerged in which disadvantaged tonnage changes hands in an opaque second-hand market rather than being scrapped, resulting in increased competition for “conventional” ships, albeit at reduced efficiency. This trend has largely tempered in 2025 due to intensified sanctions on shadow tankers and increased scrutiny of KYC during asset transactions, coupled with lower product tanker earnings relative to firm asset prices.
Secondhand activity for LR2s recovered from 20 transactions in 2024 to 38 in 2025, though still below the 44 vessels that changed hands in 2023. Likewise, LR1 secondhand transactions remained limited, with only 19 vessels changing hands in 2025 compared with 70 vessels in 2023. Trading volume for MR2s in the secondhand market was particularly low due to declining shadow MR2 demand for Russian oil exports. In 2025, there were only 130 transactions, continuing the year-on-year decline from 258 transactions in 2023 and 144 transactions in 2024.

Tanker asset values, particularly for secondhand VLCCs, have surged since the beginning of 2026. Ownership restructuring within the conventional fleet appears to be the primary catalyst. In just the first two months of 2026, we counted 72 secondhand VLCC transactions, exceeding the total of 62 transactions recorded in all of 2025. This highly concentrated buying activity has triggered a rapid repricing of secondhand assets, with 5- and 10-year-old VLCC value assessments increasing by US $4.5 million and US $17 million, respectively, within a single month—marking the largest one-month increase in second-hand VLCC prices over the past 25 years.

Oil Tanker Second-hand Prices for 5-year-old vessels: 2002-2026*
(In millions of U.S. Dollars)

	MR2	LR1	LR2	Aframax	Suezmax	VLCC
	50,000	75,000	110,000	110,000	160,000	300,000
Year End	DWT	DWT	DWT	DWT	DWT	DWT
2002	20.0	20.0	29.5	27.5	38.0	54.0
2003	26.0	27.9	37.5	35.5	46.8	69.0
2004	39.0	42.0	59.5	57.5	75.0	108.0
2005	47.0	48.0	65.0	63.0	75.0	115.0
2006	48.5	56.0	68.5	66.5	82.0	115.0
2007	53.0	58.0	69.0	67.0	96.0	130.0
2008	41.0	50.0	64.0	62.0	78.0	124.0
2009	22.5	31.5	41.0	39.0	56.0	72.0
2010	23.2	35.8	41.2	39.2	59.3	81.8
2011	26.0	28.0	32.0	30.0	42.5	56.0
2012	21.0	24.0	28.0	26.0	41.0	58.0
2013	27.0	25.0	29.5	27.5	38.0	55.0
2014	23.3	29.7	42.3	37.5	51.0	71.8
2015	27.3	35.0	48.5	45.0	60.1	77.5
2016	21.0	27.5	36.3	28.5	41.3	60.5
2017	24.8	27.5	34.5	30.8	40.5	61.0
2018	27.4	29.3	34.8	33.5	43.5	62.5
2019	30.0	32.1	39.3	37.5	47.5	69.5
2020	25.0	26.0	36.0	33.5	43.5	67.0
2021	29.2	31.2	42.0	39.2	47.8	72.3
2022	40.5	42.0	55.3	53.0	61.5	93.0
2023	44.0	48.0	66.5	63.5	72.8	95.0
2024	47.3	54.8	75.3	71.8	84.5	115.3
2025	42.0	51.3	70.7	70.5	79.5	120.0
Jan-26	42.0	51.1	70.5	65.9	79.0	120.5
Feb-26	42.8	52.8	72.8	67.5	82.3	125.0
Long-Term Average	32.8	37.9	48.0	45.8	59.3	84.7
*Up to February 2026
Source: McQuilling
Sustainability Initiatives and Focus on ESG
We aim to uphold and advance a set of principles and practices regarding Environmental, Social and Governance matters and have developed, adopted, and implemented ESG initiatives within our operations and business culture. In adopting these initiatives, our primary goals are to reduce the environmental impact of our operations, create a safe and healthy work environment, both at sea and onshore, and engage in responsible corporate governance practices. Our Board of Directors, which includes five independent members, oversees our ESG strategy, evaluates and adopts ESG initiatives including those relating to sustainability and climate change, assesses ESG risks and opportunities, and promotes responsible ESG practices within our Company. In May 2025, we published our fifth comprehensive sustainability report. The report disclosed our ESG performance for 2024 and was prepared in accordance with the Sustainability Accounting Standards Board ("SASB") Marine Transportation standard and the Global Reporting Initiative ("GRI").

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
•Joining the IMPA Maritime Environmental Footprint ("IMEF") Initiative to enhance Scope 3 emissions reporting through an industry-wide activity-based approach, supporting greater transparency and decarbonization efforts.
•Equipping all vessels with appropriate ballast water treatment systems.
•Reporting our climate-related environmental performance to the Carbon Disclosure Project, achieving a B rating in our most recent submission, reflecting continued improvement in our ESG transparency and disclosure practices.
•Participating in the Blue Whales Blue Skies program, achieving Sapphire level recognition with a 91% fleet participation rate.
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

International Maritime Organization
The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, adopted MARPOL, the SOLAS Convention, and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to noxious liquid substances carried in bulk and harmful substances carried in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.
In 2012, the IMO’s Marine Environmental Protection Committee (the "MEPC") adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk (the "IBC Code"). The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014 and took effect on January 1, 2021, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. All our vessels to which this applies have been issued the revised certificates accordingly.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls ("PCBs")) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain emission control areas ("ECAs"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Currently, the IMO has designated seven ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area, Canadian Artic Area, Norwegian Sea Area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China and South Korea are subject to local regulations that impose stricter emission controls. The Canadian Arctic and the Norwegian Sea officially became Emission Control Areas (ECAs) on 1 March 2026 under MARPOL Annex VI. In the two new areas, ships must meet stricter emission limits on nitrogen oxides (NOx), sulphur oxides (SOx) and particulate matter (PM). . MEPC 83 also approved the North East Atlantic Ocean as an ECA and is expected to take effect in 2028. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III Nitrogen Oxide (NOx) standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The Canadian-Arctic ECA for NOx will also be effective starting from March 1, 2026 for ships built on or after January 1, 2025. For the Norwegian Sea ECA, the NOx Tier III engine certification requirement will apply to ships (i) with building contracts placed on or after March 1, 2026, (ii) in the absence of a building contract, constructed on or after September 1, 2026, or (iii) delivered on or after March 1, 2030. For the North-East Atlantic ECA, the requirement is expected to apply to ships (i) contracted on or after January 1, 2027, (ii) in the absence of a building contract, constructed on or after July 1, 2027, or (iii) delivered on or after January 1, 2031. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. In April 2025, MEPC 83 also adopted amendments (expected to enter into force late 2026 and early 2027) to the NOx Technical Code 2008, which allows ships to optimize fuel consumption based on their operational profile, thus improving energy efficiency, while ensuring compliance with NOx emission requirements. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
At MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. MEPC 83 approved draft amendments to make the IMO’s data collection system more accessible to the public through an anonymized database.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, ("SEEMP"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI"). MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.
Additionally, in 2022, MEPC amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include: (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. That same year, MEPC amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. In late 2022, MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, and in April 2025, MEPC 83 adopted amendments to 2021 Guidelines on operational carbon intensity reduction factors, which outline methods for determining CII reduction factors from 2023 and now includes newly defined factors from 2027 to 2030. MEPC 83 also approved a work plan on the development of a regulatory framework for the use of onboard carbon capture and storage systems, which will capture carbon produced by a ship before it is emitted into the air.
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

Furthermore, cybersecurity guidance and regulations have been developed in an attempt to combat cybersecurity threats. For new ships and offshore installations contracted for construction on or after January 1, 2024, the International Association of Classification Societies (“IACS”) now requires vessel owners, yard and suppliers to build cybersecurity barriers into their systems and vessels, requiring compliance across the full spectrum of critical on-board control and navigation systems. On July 16, 2025, the U.S. Coast Guard’s final rule, Cybersecurity in the Maritime Transportation System, went into effect. Under this rule, all regulated entities are required to develop Cybersecurity and Cyber Incident Response Plans, designate a Cybersecurity Officer to implement plans, and to report certain cyber incidents to the National Response Center. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of these regulations is hard to predict at this time Additional procedures for monitoring cybersecurity have been established and are in place in the vessel's safety management system.
In June 2022, SOLAS also set out new amendments that took effect on January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System, (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits, commonly referred to as "D2" Standards, and require all ships to carry a ballast water record book and an international ballast water management certificate.
The MEPC maintains guidelines for approval of ballast water management systems (G8). Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemicals, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all ships have been required to meet the D-2 standard. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.
In addition to the BWM Convention, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 ("CLC"). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We have protection and indemnity insurance for environmental incidents. Protection and indemnity clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force.

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

Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans ("SIPs"), designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.
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
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act. VIDA establishes a new framework for the regulation of vessel incidental discharges under the CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. In October 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the U.S. Coast Guard must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the EU ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane.
From January 1, 2025, EU adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU or European Economic Area (EEA). This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.
Compliance with the EU ETS and FuelEU Maritime regulations will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.
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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. is not a party to the Paris Agreement.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas (“GHG”) emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the “levels of ambition.” In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, (the “2023 IMO Strategy”) which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (1) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (2) reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. As part of the 2023 IMO Strategy, MPEC also created the IMO Net-zero Framework, which will combine mandatory emissions limits and GHG pricing across the industry. The IMO Net-zero Framework was approved at MEPC 83 (Spring 2025) for potential adoption in Spring 2026 and will eventually be included in Annex VI. The approval includes a global fuel standard based on Greenhouse Gas Fuel Intensity (GFI) and a global GHG pricing mechanism. Formal adoption was adjourned in October 2025 and is now expected in October 2026, with entry into force anticipated by early 2028. Under these draft regulations, ships will be required to reduce their annual greenhouse gas fuel intensity (“GFI”) calculated using the well-to-wake approach and ships emitting above GFI thresholds will have to acquire remedial units to balance its deficit emissions, while those using zero or near-zero GHG technologies will be eligible for financial rewards. Furthermore, MEPC 83 approved a work plan to develop a regulatory framework for OCCS systems to capture carbon before emission. Compliance with these regulations and other changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. As of January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, the European Union's carbon market, EU ETS, has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules, which was finalized in December 2023. In February 2026, the EPA finalized a rule to overturn the Endangerment Finding, aiming to remove the regulatory basis for limiting GHG emissions.
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

Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS Convention. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies (the "IACS"). The IACS has adopted harmonized Common Structural Rules (the "Rules"), which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).
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
The operation of any cargo vessel involves a range of risks such including mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. Additionally, there is always an inherent possibility of marine disaster, such as oil spills and other environmental mishaps incidents, which bring significant liabilities associated with owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. While we carry comprehensive insurance coverage as customary in the shipping industry, it is important to note that not all risks can be insured and specific claims may be rejected. Furthermore, obtaining adequate insurance coverage at reasonable rates can sometimes be challenging.
Hull and Machinery Insurance
We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance, war risk insurance, which may also cover war loss of hire, and freight, demurrage and defense insurance cover for our fleet. We generally do not maintain insurance against marine loss of hire (except for certain charters, for which if and when, we consider it appropriate), which covers the loss of use of a vessel due to damage repairs of covered risks and in excess of a certain period.
Protection and Indemnity Insurance
Protection and indemnity (P&I) insurance, provided by mutual P&I associations, covers our third-party liabilities in connection with our shipping activities. This includes injury or death of crew, passengers, and other third parties, as well as damage to cargo, property damage, pollution, environmental damage, and wreck removal. Our current P&I insurance coverage for pollution stands at $1 billion per vessel per incident. The 12 P&I associations that form the International Group insure approximately 90% of the world's commercial tonnage and have a pooling agreement to reinsure liabilities. This pooling mechanism covers claims from $10 million up to around $3.35 billion, with potential 'overspill' claims extending the collective liability up to approximately $8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records, as well as, the claim records of all other members of the individual association and members of the shipping pool of P&I Associations comprising the International Group.
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

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information appearing in “Item 18. Financial Statements.” You should also carefully read the following discussion with the sections of this annual report entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview—The International Oil Tanker Shipping Industry,” and “Cautionary Statement Regarding Forward-Looking Statements.” Our consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024, and 2023 have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements are presented in U.S. dollars ($) unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. dollars in this annual report are at the rate applicable at the relevant date, or the average rate during the applicable period.
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
With the exception of vessels that are bareboat chartered out, we are responsible for crewing and other vessel operating costs for our owned, lease financed, or bareboat chartered-in vessels and the charterhire expense for vessels that we time or bareboat charter-in.
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

As of March 19, 2026, 72 of the vessels in our operating fleet were operating in the Scorpio Pools, 17 were operating on time charter-out agreements, and one was operating on a bareboat charter-out agreement.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts. These include the following:
Vessel revenues. Vessel revenues primarily include revenues from time and bareboat charters, pool revenues and voyage charters (in the spot market). Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time and bareboat charter, vessels in pools, and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.
Voyage charters. Voyage charters, or spot voyages, are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses under these charters.
Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations, and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate TCE revenue, a non-IFRS measure, which is defined below.
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

Time charter equivalent (TCE) revenue or rates. We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period (see Item 5. Operating and Financial Review and Prospects - Important Financial and Operational Terms and Concepts for definition and reconciliation of TCE revenue).
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
Operating days. Operating days are the total number of available days in a period with respect to the owned, lease financed, or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, lease financed, or bareboat chartered-in vessels, not time chartered-in vessels.
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
Our vessel revenues are affected by cyclicity in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market or in spot market-oriented pools. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on SCM’s outlook for freight rates, oil tanker market conditions, and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:
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
Our expenses were affected by the fees we pay SCM, SSM, and SSH for commercial management, technical management, and administrative services, respectively. SCM, SSM, and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer and our Vice President are members, provide commercial, technical, and administrative management services to us, respectively. We pay fees to SCM and SSM for our vessels that operate both within and outside of the Scorpio Pools. The fees charged to our vessels operating within the Scorpio Pools are identical to what SCM charges third-party owned vessels operating within the Scorpio Pools. Under the 2018 Revised Master Agreement, and during the year ended December 31, 2023, when our vessels were operating in one of the Scorpio Pools, SCM, the pool manager, charged fees of $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. For commercial management of our vessels that were not operating in any of the Scorpio Pools, we paid SCM a fee of $250 per vessel per day for each LR2 vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.
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
Under the 2024 Revised Master Agreement, the per day fees charged by SCM were increased by $35 per vessel per day. Under this agreement, commercial management fees on vessels that are not operating in any of the Scorpio Pools are $285 per vessel per day for each LR2 vessel and $335 per vessel per day for each Handymax and MR vessel on the effective date. For vessels operating in one of the Scorpio Pools, SCM, the pool manager, increased its fees to $285 per vessel per day with respect to our LR2 vessels, and $360 per vessel per day with respect to each of our Handymax and MR vessels as of July 1, 2024. The percentage commission rates for vessels operating within or outside of the Scorpio Pools remained unchanged under the 2024 Revised Master Agreement. Under the Revised Master Agreement, the fixed annual technical management fee was increased to $187,500 plus additional amounts for certain itemized services per vessel to provide technical management services for each of our owned vessels.
We also reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described in "Item 4 - Information on the Company".

A.Operating Results
Results of Operations for the year ended December 31, 2025 compared to the year ended December 31, 2024

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2025	2024	favorable / (unfavorable)	Change
Vessel revenue	$938,222	$1,243,951	$(305,729)	(25)%
Vessel operating costs	(287,870)	(319,147)	31,277	10%
Voyage expenses	(36,913)	(30,371)	(6,542)	(22)%
Depreciation - owned or sale leaseback vessels	(180,335)	(185,319)	4,984	3%
General and administrative expenses	(123,406)	(121,048)	(2,358)	(2)%
Gain on sales of vessels	45,486	176,537	(131,051)	(74)%
Financial expenses	(80,131)	(109,539)	29,408	27%
Dividend income and fair value gain (loss) on financial assets measured at fair value through profit or loss, net	41,123	(11,176)	52,299	468%
Financial income	21,891	15,947	5,944	37%
Share of income from dual fuel tanker joint venture	4,104	7,664	(3,560)	(46)%
Other income and (expenses), net	2,121	1,275	846	66%
Net income	$344,292	$668,774	$(324,482)	(49)%
Net income. Net income for the year ended December 31, 2025 was $344.3 million, a decrease of $324.5 million, or 49%, from net income of $668.8 million for the year ended December 31, 2024. The differences between the two periods are discussed below.
Vessel revenue. Vessel revenue for the year ended December 31, 2025 was $938.2 million, a decrease of $305.7 million, or 25%, from vessel revenue of $1,244.0 million for the year ended December 31, 2024. Average TCE revenue per day (a non-IFRS measure) decreased to $25,964 per day during the year ended December 31, 2025, from $32,573 per day during the year ended December 31, 2024. The decrease in revenue is discussed below by operating segment.

The following is a summary of our consolidated revenue by revenue type, in addition to TCE revenue per day and total revenue days.

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2025	2024	favorable / (unfavorable)	Change
Pool and spot market revenue by operating segment
MR	$330,059	$510,880	$(180,821)	(35)%
LR2	326,802	458,649	(131,847)	(29)%
Handymax	109,375	120,541	(11,166)	(9)%
Total pool and spot market revenue	766,236	1,090,070	(323,834)	(30)%
Time charter-out revenue	170,237	153,881	16,356	11%
Bareboat charter-out revenue	1,749	—	1,749	N/A
Gross revenue	938,222	1,243,951	(305,729)	(25)%
Voyage expenses	(36,913)	(30,371)	(6,542)	(22)%
TCE revenue (1)	$901,309	$1,213,580	$(312,271)	(26)%

Daily pool and spot market TCE by operating segment: (1)
MR pool and spot market	$22,349	$29,708	$(7,359)	(25)%
LR2 pool and spot market	32,297	43,669	(11,372)	(26)%
Handymax pool and spot market	21,072	24,146	(3,074)	(13)%
Consolidated daily pool and spot market TCE	25,447	33,344	(7,897)	(24)%
Time charter-out - daily TCE	28,560	27,907	653	2%
Bareboat charter-out - daily TCE	12,986	—	12,986	N/A
Consolidated daily TCE	25,964	32,573	(6,609)	(20)%

Pool and spot market revenue days per operating segment
MR	14,502	16,898	(2,396)	(14)%
LR2	9,623	10,253	(630)	(6)%
Handymax	4,800	4,828	(28)	(1)%
Total pool and spot market revenue days	28,925	31,979	(3,054)	(10)%
Time charter-out revenue days	5,757	5,284	473	9%
Bareboat charter-out revenue days	134	—	134	N/A
Total revenue days	34,816	37,263	(2,447)	(7)%
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
Pool and spot market revenue. Pool and spot market revenue for the year ended December 31, 2025 was $766.2 million, a decrease of $323.8 million, or 30% from $1,090.1 million for the year ended December 31, 2024. The decrease was largely a result of global supply chain adjustments to the shipping disruptions that occurred during the year ended December 31, 2024. Pool and spot market revenue days decreased to 28,925 days for the year ended December 31, 2025 from 31,979 days for the year ended December 31, 2024. This aggregate decrease was driven by the sales of six vessels and 12 vessels during the years ended December 31, 2025 and 2024, respectively.

MR pool and spot market revenue. MR pool and spot market revenue for the year ended December 31, 2025 was $330.1 million, a decrease of $180.8 million, or 35%, from $510.9 million for the year ended December 31, 2024. Daily TCE revenue decreased 25% year over year, as the first half of 2024 experienced prolonged spikes in spot market daily TCE rates triggered by conflict in the Middle East and attacks on seagoing vessels transiting the Bab al-Mandab Strait into and out of the Red Sea. This disruption led to dislocations in trade flows of crude oil and refined petroleum products and resulted in spikes in arbitrage-driven trading activity that benefited daily TCE rates across all of our vessel classes. Trading patterns adjusted in the second half of 2024 and spot market daily TCE rates normalized into and throughout the year ended December 31, 2025. Earnings during the year ended December 31, 2025 remained well above historical averages, and increased throughout the year, supported by elevated seaborne exports driven by robust refining margins and sustained ton-mile demand.
Pool and spot market revenue days decreased to 14,502 days from 16,898 days during the years ended December 31, 2025 and 2024. This decrease was mainly driven by the sales of MR product tankers throughout 2024 and 2025.
LR2 pool and spot market revenue. LR2 pool and spot market revenue for the year ended December 31, 2025 was $326.8 million, a decrease of $131.8 million, or 29%, from $458.6 million for the year ended December 31, 2024. The decrease was driven by lower ton-mile demand in 2025 relative to 2024, when LR2 vessels benefited from increased ton-mile demand as a result of longer voyages triggered by the re-routing of much of the global fleet around the Cape of Good Hope amid Red Sea disruptions. Despite this normalization, rates remained strong and improved throughout the year ended December 31, 2025, supported by a tighter global supply-demand balance and resilient Asian demand. As a result, LR2 daily pool and spot market TCE decreased to $32,297 per day from $43,669 per day. Pool and spot market revenue days decreased to 9,623 days from 10,253 days during the years ended December 31, 2025 and 2024, respectively, due primarily to the sales of LR2 product tankers in 2024 and 2025.
Handymax pool and spot market revenue. Handymax pool and spot market revenue for the year ended December 31, 2025 was $109.4 million, a decrease of $11.2 million, or 9%, from $120.5 million for the year ended December 31, 2024. While rates declined year over year across all product tanker segments, Handymax vessels exhibited greater resilience given their niche role in regional European trades, where vessel substitution is more limited. This stability was supported by consistent intra-regional demand and the flexibility to operate in ports and routes unavailable to larger vessels, enabling our Handymax fleet to avoid the volatility seen in larger vessel classes during the 2025 normalization. Daily pool and spot market TCE for our Handymax vessels decreased slightly to $21,072 per day from $24,146 per day during the years ended December 31, 2025 and 2024, respectively. Pool and spot market revenue days remained flat at 4,800 days during 2025 and 4,828 days in 2024.
Time charter-out revenue. Time charter-out revenue for the year ended December 31, 2025 was $170.2 million, an increase of $16.4 million, or 11%, from $153.9 million for the year ended December 31, 2024. During the year ended December 31, 2024, one new time charter commenced in the fourth quarter. During the year ended December 31, 2025, three new time charter-out arrangements commenced, one in each of the second quarter, third quarter and fourth quarter, and five time charter-out arrangements completed, with one in the second quarter and four in the fourth quarter. The terms of our vessels on time charter-out arrangements are summarized as follows:

Vessel	Vessel Class	Initial Term	Commencement Date	Initial Rate ($/Day)	Estimated End Date	Current Rate ($/Day)
STI Gratitude	LR2	Three years	May 2022	$28,000	May 2026	$31,000	(1)
STI Guard	LR2	Five years	Jul 2022	$28,000	Jul 2027	$28,000	(2)
STI Gladiator	LR2	Three years	Jul 2022	$28,000	Jul 2026	$31,000	(3)
STI Guide	LR2	Three years	Jul 2022	$28,000	Jul 2026	$31,000	(3)
STI Marshall	MR	Three years	Jul 2022	$23,000	May 2025	N/A	(4)
STI Magnetic	MR	Three years	Jul 2022	$23,000	May 2026	$27,500	(5)
STI Miracle	MR	Three years	Aug 2022	$27,500	May 2026	$27,500	(6)
STI Memphis	MR	Three years	Jun 2022	$27,500	May 2026	$27,500	(7)
STI Connaught	LR2	Three years	Aug 2022	$30,000	Oct 2025	N/A	(8)
STI Lombard	LR2	Three years	Sep 2022	$32,750	Dec 2025	N/A	(9)
STI Gauntlet	LR2	Three years	Nov 2022	$32,750	Nov 2026	$36,000	(10)
STI Duchessa	MR	Three years	Oct 2022	$25,000	Nov 2025	N/A	(11)
STI Lavender	LR2	Three years	Dec 2022	$35,000	Nov 2025	N/A	(12)
STI Grace	LR2	Three years	Dec 2022	$37,500	Dec 2026	$36,000	(13)
STI Jermyn	LR2	Three years	Apr 2023	$40,000	Apr 2026	$40,000	(14)
STI Jardins	MR	Three years	Oct 2024	$29,550	Oct 2027	$29,550
STI Battersea	Handymax	Two years	Apr 2025	$24,000	Apr 2027	$24,000
STI Orchard	LR2	Five years	Aug 2025	$28,350	Aug 2030	$28,350
STI Spiga	LR2	One year	Nov 2025	$35,000	Nov 2026	$35,000
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
(3)    This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterer exercised its option to extend the term of this agreement for an additional year at $31,000 per day commencing in July 2025. The charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(4)    This vessel commenced a time charter in July 2022 for three years at a rate of $23,000 per day. The vessel was redelivered to us upon the completion of the time charter in May 2025.
(5)    This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025. In November 2025, this time charter was extended for a period of six months at a rate of $27,500 per day.
(6)    This vessel commenced a time charter in August 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025. In November 2025, this time charter was extended for a period of six months at a rate of $27,500 per day.
(7)    This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025. In November 2025, this time charter was extended for a period of six months at a rate of $27,500 per day.
(8)    In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day. The vessel was redelivered to us upon the completion of the time charter in October 2025.
(9)    This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The vessel was redelivered to us upon the completion of the time charter in December 2025.
(10)    This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. In November 2025, this time charter was extended for a period of one year at a rate of $36,000 per day.

(11)    This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day. This vessel was redelivered to us upon the completion of the time charter in November 2025.
(12)    This vessel commenced a time charter in December 2022 for three years at an average rate of $35,000 per day. This vessel was redelivered to us upon the completion of the time charter in November 2025.
(13)     This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three year period, which is payable during the first six months at $47,000 per day, the next six months are payable at $28,000 per day, and years two and three are payable at $37,500 per day. In November 2025, this time charter was extended for a period of one year at a rate of $36,000 per day commencing in December 2025.
(14)    This vessel commenced a time charter in April 2023 for three years at an average rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
Bareboat charter-out revenue. Bareboat charter-out revenue for the year ended December 31, 2025 was $1.7 million. In August 2025, STI Bosphorus, an MR product tanker, commenced a bareboat charter-out at a bareboat rate of $13,150 per day. The vessel is being chartered to a third-party joint venture which re-flagged the vessel to the United States in order for it to participate in the U.S. Government’s Tanker Security Program (TSP). The contract will remain in effect until the vessel reaches 20 years of age, which will occur in 2037, subject to annual renewal within the National Defense Authorization Act (“NDAA”).
Vessel operating costs. Vessel operating costs for the year ended December 31, 2025 were $287.9 million, a decrease of $31.3 million, from $319.1 million for the year ended December 31, 2024. This decrease was due primarily to a decrease in vessel operating days to 35,903 days from 38,900 days for the years ended December 31, 2025 and 2024, respectively, which was mainly the result of the sale of six and 12 vessels during the years ended December 31, 2025 and 2024, respectively. Further, average vessel operating costs per day decreased to $8,018 per day during the year ended December 31, 2025 from the average of $8,204 per day during the year ended December 31, 2024. The decrease was driven primarily by lower spare expenses and repairs and maintenance costs. Vessel operating costs by operating segment are discussed below.
The following table is a summary of our vessel operating costs by operating segment:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2025	2024	favorable / (unfavorable)	change
Vessel operating costs
MR	$129,151	$152,433	$23,282	15%
LR2	121,034	127,540	6,506	5%
Handymax	37,685	39,174	1,489	4%
Total vessel operating costs	$287,870	$319,147	$31,277	10%

Vessel operating costs per day
MR	$7,619	$7,794	$175	2%
LR2	8,743	8,971	228	3%
Handymax	7,375	7,645	270	4%
Consolidated vessel operating costs per day	8,018	8,204	186	2%

Operating days
MR	16,950	19,558	(2,608)	(13)%
LR2	13,843	14,218	(375)	(3)%
Handymax	5,110	5,124	(14)	—%
Total operating days	35,903	38,900	(2,997)	(8)%

MR vessel operating costs. Vessel operating costs for our MR segment were $129.2 million for the year ended December 31, 2025, a decrease of $23.3 million, or 15%, from $152.4 million for the year ended December 31, 2024. Operating days decreased by 2,608 days to 16,950 days from 19,558 days during the years ended December 31, 2025 and 2024, respectively, primarily as a result of the sale of five MR product tankers during the year ended December 31, 2025 and 11 MR product tankers during the year ended December 31, 2024. Operating costs per day decreased slightly to $7,619 per day from $7,794 per day, for the years ended December 31, 2025 and 2024, respectively. This improvement was driven by reductions in crewing costs and store expenses. Additionally, 31 MR product tankers were drydocked during the years ended December 31, 2025 and 2024. The operational improvements made during these drydocks had a beneficial impact on vessel operating costs in the subsequent periods.
LR2 vessel operating costs. Vessel operating costs for our LR2 segment were $121.0 million for the year ended December 31, 2025, a decrease of $6.5 million, or 5%, from $127.5 million for the year ended December 31, 2024. LR2 operating costs per day decreased to $8,743 per day from $8,971 per day for the years ended December 31, 2025 and 2024, respectively, due to a reduction in spare expense and related costs as disruptions in trading patterns during the year ended December 31, 2024, impacted the costs of sourcing and transporting spare parts. LR2 operating days decreased slightly to 13,843 days from 14,218 days during the years ended December 31, 2025 and 2024, respectively. Additionally, 23 LR2 product tankers were drydocked during the years ended December 31, 2025 and 2024. The operational improvements made during these drydocks had a beneficial impact on vessel operating costs in the subsequent periods.
Handymax vessel operating costs. Vessel operating costs for our Handymax segment were $37.7 million for the year ended December 31, 2025, a decrease of $1.5 million, or 4%, from $39.2 million for the year ended December 31, 2024. Handymax operating days remained consistent at 5,110 days and 5,124 days during the years ended December 31, 2025 and 2024, respectively. Daily operating costs for our Handymax vessels decreased to $7,375 per day during the year ended December 31, 2025 from $7,645 per day during the year ended December 31, 2024, due to a reduction in spare expense and related costs.
Voyage expenses. Voyage expenses were $36.9 million for the year ended December 31, 2025, an increase of $6.5 million, or 22%, from $30.4 million for the year ended December 31, 2024. This was primarily driven by our compliance with the European Emissions Trading System ("EU ETS"), under which we are required to acquire EU allowances ("EUAs") related to greenhouse gas emissions from our vessels that trade to, from, and within the EU and European Economic Area. During the years ended December 31, 2025 and 2024, we incurred $22.7 million and $12.6 million, respectively, of expense related to the acquisition of EUAs, for which the cost was passed along to customers in full and recognized as part of revenue. This increase was partially offset by decreases in fuel consumption costs resulting from a decrease in the number of spot voyages conducted outside of the pools during 2025.
Depreciation - Owned and lease financed vessels. Depreciation expense for owned and lease financed vessels was $180.3 million for the year ended December 31, 2025, a decrease of $5.0 million, or 3%, from $185.3 million for the year ended December 31, 2024. The decrease is the result of the sale, or classification of vessels as held for sale, of 10 and 12 vessels during the years ended December 31, 2025 and 2024, respectively, partially offset by increased depreciation stemming from the completed drydocks during 2025 and 2024.
General and administrative expenses. General and administrative expenses were $123.4 million for the year ended December 31, 2025, an increase of $2.4 million, or 2%, from $121.0 million for the year ended December 31, 2024. This increase was primarily due to an increase in non-cash restricted stock amortization resulting from grants made during the years ended December 31, 2025 and 2024. The stock price on the date of the grant is used as the fair value for the accounting of the awards under IFRS, which is amortized to expense over the awards' vesting periods. The awards granted to employees vest ratably in years three, four and five following the initial grant. The grants made during the years ended December 31, 2025 and 2024, have a higher fair value than those grants that are vesting and becoming fully amortized given the increase in stock price over those periods. This increase was partially offset by decreases in cash compensation and professional fees.
Net gain on sales of vessels. Net gain on sales of vessels was a gain of $45.5 million for the year ended December 31, 2025 compared to a net gain of $176.5 million for the year ended December 31, 2024. During the year ended December 31, 2025, we sold 5 MRs and one LR2 compared to the year ended December 31, 2024, when we sold 11 MRs and one LR2.

Financial expenses. Financial expenses were $80.1 million for the year ended December 31, 2025, a decrease of $29.4 million, or 27%, from $109.5 million for the year ended December 31, 2024. This decrease was primarily attributable to the overall reduction in interest expense on debt and sale leaseback arrangements resulting from our focus on deleveraging in recent years. We allocated a significant amount of capital towards debt reduction and decreased our average debt balance to $907.6 million during the year ended December 31, 2025 from $1.2 billion during the year ended December 31, 2024.
Financial expenses for the year ended December 31, 2025 primarily consisted of (i) interest payable on debt of $67.2 million, (ii) amortization of loan fees of $7.0 million and (iii) the loss on extinguishment of debt and write-off of deferred financing fees of $5.9 million.
Financial expenses for the year ended December 31, 2024 primarily consisted of (i) interest payable on debt of $91.7 million, (ii) amortization of loan fees of $9.2 million, (iii) the loss on extinguishment of debt and write-off of deferred financing fees of $8.5 million and (iv) accretion of the premiums and discounts recorded as part of the purchase price allocation on the indebtedness assumed from Navig8 Product Tankers Inc. in 2017 of $0.1 million.
The loss on extinguishment of debt and write-off of deferred financing fees during the years ended December 31, 2025 and 2024, respectively, were as follows:
•During the year ended December 31, 2025, our loss on extinguishment of debt and write-off of deferred financing fees was $5.9 million, which related to unscheduled debt and lease repayments during the year and consisted of (i) $1.3 million in extinguishment costs, and (ii) $4.5 million of write-offs of deferred financing fees.
•During the year ended December 31, 2024, our loss on extinguishment of debt and write-off of deferred financing fees was $8.5 million, which related to unscheduled debt and lease repayments during the year and consisted of (i) $2.3 million in extinguishment costs and (ii) $6.2 million of write-offs of deferred financing fees.
Dividend income and fair value gain (loss) on financial assets measured at fair value through profit or loss, net was $41.1 million, which consisted of a gain of $35.2 million and dividends received of $5.9 million for the year ended December 31, 2025, compared to a loss of $11.2 million, which consisted of a loss of $15.0 million offset by $3.8 million of dividends received during the year ended December 31, 2024.
During the year ended December 31, 2024, we purchased 7,982,480 common shares in DHT Holdings, Inc. ("DHT") in the open market at an average price of $11.17 per share. During the year ended December 31, 2025, we purchased an additional 4,295,218 common shares in DHT in the open market at an average price of $10.67 per share. We sold the entire position of 12,277,698 common shares at an average price of $12.64 per share during the year ended December 31, 2025. At December 31, 2025, we no longer had an ownership position in DHT.
Financial income. Financial income was $21.9 million for the year ended December 31, 2025, an increase of $5.9 million, or 37%, from $15.9 million for the year ended December 31, 2024. Financial income is mainly derived from interest earned on our cash deposits. This increase was driven by an increase in both our average cash balance and the interest rate earned during the year ended December 31, 2025.
Results of Operations for the year ended December 31, 2024 compared to the year ended December 31, 2023
For a discussion of our results for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see “Item 5 - Operating and Financial Review and Prospects - A. Operating Results - Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023” contained in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 21, 2025.

B. Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs is expected to be the cash flows generated from our vessels, which primarily operate in the Scorpio Pools, in the spot market, or on time and bareboat charters, in addition to our cash on hand and availability under revolving lines of credit. We believe that the Scorpio Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.
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
From December 31, 2025 through the date of this report, we paid the $18.9 million purchase option, representing the aggregate outstanding lease obligation, on the LR2 product tanker, STI Symphony, that was financed under the Ocean Yield Lease Financing arrangement and thus terminated the lease.
We do not have any other debt or leasing financing arrangements that are scheduled to mature or expire within twelve months from the date of this report.
Additionally, we paid $68.3 million in installment payments with respect to 10 newbuilding vessels that we have contracted to construct. The delivery dates of these vessels are scheduled to begin in the second quarter of 2026 and conclude in 2029.
While we believe our current financial position is adequate to address these cash outflows, required under our debt and lease obligations and our newbuilding vessel obligations, a deterioration in economic conditions could cause us to breach the covenants under our financing arrangements and could have a material adverse effect on our business, results of operations, cash flows and financial condition. These circumstances could cause us to seek covenant waivers from our lenders and to pursue other means to raise liquidity, such as through the sale of vessels or in the capital markets, to meet our obligations. A discussion and analysis of our key risks, including sensitivities thereto, can be found in "Item 3. Key Information - D. Risk Factors" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".
We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value or are in our best interests, which may include the pursuit of additional vessel sales, business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short-term investments or other uses. Any funds received may be used by us for any corporate purpose. In connection with any transaction, we may enter into additional financing arrangements, refinance existing arrangements or raise capital through public or private debt or equity offerings of our securities. Any funds raised by us may be used for any corporate purpose. There is no guarantee that we will grow the size of our fleet or enter into transactions that are accretive to our shareholders.
As of December 31, 2025, our cash and cash equivalents balance was $752.0 million, which was more than our cash and cash equivalents balance of $332.6 million as of December 31, 2024. As of December 31, 2025, we had $783.9 million available under our existing revolving lines of credit. The changes in our cash balance are discussed below under the section entitled Cash Flows. As of March 19, 2026 and December 31, 2025, we had approximately $589.1 million and $628.4 million in aggregate outstanding indebtedness, respectively (which reflects the amounts payable under term loan and revolving credit facilities and lease financing arrangements, and excludes unamortized deferred financing fees or other premiums and discounts). As of March 19, 2026, we had $747.5 million of undrawn revolver capacity, which includes $221.7 million of availability under the revolving portion of the 2023 $1.0 Billion Credit Facility, $25.8 million of availability under the 2023 $225.0 Million Revolving Credit Facility and $500.0 million of availability under the 2025 $500.0 Million Revolving Credit Facility. All of our credit facilities are described below under “Long-Term Debt Obligations and Credit Arrangements.”
As of December 31, 2025, our long-term liquidity needs were primarily comprised of our debt repayment obligations for our secured credit facilities and lease financing arrangements, along with our obligations under contracts to construct newbuilding vessels.

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
During the year ended December 31, 2025, we repurchased an aggregate of 6,500 of our common shares at an average price of $47.51 per share.
We had $173.4 million remaining under our 2023 Securities Repurchase Program as of December 31, 2025.
There were 26,049,209 and 26,042,709 common shares held in treasury at December 31, 2025 and 2024, respectively.
Shares outstanding
We currently have 175,000,000 registered shares authorized of which 150,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 are designated as preferred shares with a par value of $0.01.
As of December 31, 2025, we had 51,762,790 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.
2013 Equity Incentive Plan
For a description of issuances of our common shares pursuant to our 2013 Equity Incentive Plan, see “Item 6. Directors, Senior Management and Employees - B. Compensation - 2013 Equity Incentive Plan.”
Cash Flows
The table below summarizes our sources and uses of cash for the periods presented:

	For the year ended December 31,
In thousands of U.S. dollars	2025	2024
Cash flow data
Net cash inflow/(outflow)
Operating activities	$491,226	$825,180
Investing activities	272,249	307,991
Financing activities	(344,100)	(1,156,142)

Cash flow from operating activities
Fiscal year ended December 31, 2025 compared to fiscal year ended December 31, 2024
Operating cash flows are driven by our results of operations along with movements in working capital. The following table sets forth the components of our operating cash flows for the years ended December 31, 2025 and December 31, 2024:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2025	2024	favorable / (unfavorable)	Change
Vessel revenue (1)	$938,222	$1,243,951	$(305,729)	(25)%
Vessel operating costs (1)	(287,870)	(319,147)	31,277	10%
Voyage expenses (1)	(36,913)	(30,371)	(6,542)	(22)%
General and administrative expenses - cash (1)(2)	(51,752)	(58,539)	6,787	12%
Financial expenses - cash (1) (3)	(68,440)	(96,761)	28,321	29%
Change in working capital (4)	(26,033)	68,825	(94,858)	138%
Financial income - cash	21,891	15,947	5,944	37%
Other	2,121	1,275	846	66%
Operating cash flow	$491,226	$825,180	$(333,954)	(40)%
(1)See “Item 5. Operating and Financial Review and Prospects- A. Operating Results” for information on these variations for the years ended December 31, 2025 and 2024.
(2)Cash general and administrative expenses are general and administrative expenses from our consolidated statements of operations excluding the amortization of restricted stock of $71.7 million and $62.5 million for the years ended December 31, 2025 and 2024, respectively.
(3)Cash financial expenses represent interest payable on our outstanding indebtedness and lease financing obligations. These amounts are derived from Financial expenses from our consolidated statements of operations excluding (i) the amortization of deferred financing fees of $7.0 million and $9.2 million for the years ended December 31, 2025 and 2024, respectively, (ii) non-cash debt extinguishment costs, primarily the write-off of deferred financing fees and unamortized discounts on sale and leaseback facilities, of $4.7 million and $3.5 million over these same periods, and (iii) accretion of $0.1 million related primarily to the premiums and discounts recorded as part of the purchase price allocation on the indebtedness assumed from a historical acquisition during the years ended December 31, 2024. This decrease was primarily attributable to the overall reduction in interest expense on debt and sale leaseback arrangements resulting from our focus on deleveraging in recent years. We allocated a significant amount of capital towards debt reduction and decreased our average debt balance to $907.6 million during the year ended December 31, 2025 from $1.2 billion during the year ended December 31, 2024.
(4)The change in working capital in 2025 was the result of an increase in accounts receivable. The increase in accounts receivable is primarily driven by an increase in revenue during the fourth quarter of 2025 compared to the prior year period. Our revenues during the year ended December 31, 2024 were primarily derived from the Scorpio Pools and vessels time chartered-out. Receivables from time charter-out arrangements are generally received in advance on a monthly basis. Accounts receivable due from the Scorpio Pools are driven by market conditions in the months preceding the end of the period (as voyage lengths tend to range from 20-90 days depending on the vessel class). The revenues earned by vessels operating in the Scorpio Pools in the months preceding December 31, 2025 were greater than the months preceding December 31, 2024, thus leading to an increase in accounts receivable. The remaining changes in working capital were driven primarily by timing.
The change in working capital in 2024 was primarily driven by a decrease in accounts receivable and an increase in accounts payable. The decrease in accounts receivable is primarily driven by a decrease in revenue from 2023. The increase in accounts payable at December 31, 2024 was primarily the result of our compliance with the European Emissions Trading System ("EU ETS") which was expanded to the maritime industry as of January 1, 2024. The EU ETS sets a cap on the total amount of certain greenhouse gases that can be emitted by covered entities, and these entities are allocated or required to purchase permits (allowances) for their emissions. The remaining changes in working capital were driven primarily by timing.

Cash flow from investing activities
The following table sets forth the components of our investing cash flows for the years ended December 31, 2025 and December 31, 2024:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2025	2024	favorable / (unfavorable)	Change
Cash inflows
Net proceeds from disposal of vessels (1)	227,719	479,778	(252,059)	(53)%
Distributions from dual fuel tanker joint venture (2)	3,633	8,851	(5,218)	(59)%
Dividend from DHT Holdings, Inc. (4)	5,942	3,803	2,139	56%
Net proceeds from the sale of DHT Holdings, Inc. (4)	155,188	—	155,188	N/A
Total investing cash inflows	392,482	492,432	(99,950)	(20)%

Cash outflows
Investment in dual fuel tanker joint venture (2)	—	(1,937)	1,937	(100)%
Drydock, ballast water treatment system and other vessel related payments (owned and lease financed) (3)	(74,383)	(93,367)	18,984	(20)%
Investment in DHT Holdings, Inc. (4)	(45,850)	(89,137)	43,287	(49)%
Total investing cash outflows	(120,233)	(184,441)	64,208	(35)%

Net cash inflow from investing activities	$272,249	$307,991	$(35,742)	(12)%

(1)During the year ended December 31, 2025, we sold 5 MRs and one LR2 product tanker for aggregate net proceeds of $227.7 million, which excludes $1.9 million of accrued and unpaid selling costs as of December 31, 2025. During the year ended December 31, 2024, we sold 11 MRs one LR2 product tanker for aggregate net proceeds of $479.8 million which excludes $0.2 million of accrued and unpaid selling costs as of December 31, 2024.
(2)In August 2021, we acquired a minority interest in a portfolio of nine product tankers, which at the time consisted of five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to carry methanol both as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers (two of which were sold during the fourth quarter of 2021 and one of which was sold during the third quarter of 2024). The dual-fuel MR methanol tankers are currently on long-term time charter contracts. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million. We account for our interest in this joint venture using the equity method pursuant to IFRS 11 - Joint arrangements. Under this guidance, the investment is initially measured at cost, and the carrying amount of the investment is adjusted in subsequent periods based on our share of profits or losses from the joint venture (adjusted for any fair value adjustments made upon initial recognition). Any distributions received from the joint venture reduce the carrying amount.
In 2024, we contributed an additional $1.9 million to the joint venture to fund the joint venture's purchase of an additional vessel.
The joint venture issued cash distributions of $3.6 million and $8.9 million during the years ended December 31, 2025 and 2024, respectively.
(3)Drydock, scrubber, ballast water treatment system and other vessel related payments represent the cash paid in 2025 and 2024 for the drydocking of our vessels along with payments made as part of the agreements to purchase and install ballast water treatment systems and other vessel equipment.
(4)During 2024, we invested $89.1 million for passive, minority interest in DHT Holdings, Inc. (“DHT”), a publicly traded crude tanker shipping company which owns a fleet of 27 Very Large Crude Carriers. We purchased 7,982,480 common shares in DHT in the open market at an average price of $11.17 per share during this period. We received dividends of $3.8 million from this investment during the year ended December 31, 2024.
During 2025, we invested an additional $45.9 million via the purchase of 4,295,218 common shares in DHT in the open market at an average price of $10.67 per share and sold 12,277,698 common shares in DHT at an average price of $12.64 per share for $155.2 million in the aggregate. At December 31, 2025, we no longer had an ownership position in DHT.

Cash flow from financing activities
Cash flows from financing activities during the year ended December 31, 2025 primarily consist of the issuance, repayment and costs related to our secured and unsecured debt and sale and leaseback liabilities, the payment of dividends to our common shareholders, and the activity within our securities repurchase programs (defined below). The following table sets forth the components of our financing cash flows for the years ended December 31, 2025 and December 31, 2024:

	For the year ended December 31,		Change	Percentage
In thousands of U.S. dollars	2025	2024	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities (1)	$—	$99,000	$(99,000)	(100)%
Issuance of Unsecured Senior Notes Due 2030 (1)	200,000	—	200,000	N/A
Total financing cash inflows	200,000	99,000	101,000	102%

Cash outflows
Repayments on our secured and unsecured credit facilities (1)	(394,363)	(481,290)	86,927	18%
Repayments under sale and leaseback liabilities (1)	(55,161)	(354,390)	299,229	84%
Dividend payments (2)	(82,520)	(83,515)	995	1%
Common stock repurchases (3)	(309)	(335,593)	335,284	100%
Debt issuance costs (4)	(11,747)	(354)	(11,393)	(3,218)%
Total financing cash outflows	(544,100)	(1,255,142)	711,042	57%

Net cash outflow from financing activities	$(344,100)	$(1,156,142)	$812,042	70%
(1)The following table sets forth the cash drawdowns and repayments on our secured and unsecured credit facilities and sale and leaseback liabilities during the years ended December 31, 2025 and 2024. During these periods, certain credit facilities and lease financing arrangements were either entered into, drawn, or repaid in full. We refer to Note 14 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F for further details of all of our financing arrangements, including the activity that occurred during the years ended December 31, 2025 and 2024.

	2025		2024
	Drawdowns	Repayments	Drawdowns	Repayments
In thousands of U.S. dollars
Prudential Credit Facility	—	—	—	(33,740)
BNPP Sinosure Credit Facility	—	—	—	(69,667)
2023 $225.0 Million Revolving Credit Facility	—	(92,305)	—	(33,900)
2023 $49.1 Million Credit Facility	—	(13,846)	—	(4,616)
2023 $117.4 Million Credit Facility	—	(51,023)	—	(17,007)
2023 $1.0 Billion Credit Facility	—	(137,620)	99,000	(312,694)
2023 $94.0 Million Credit Facility	—	(28,998)	—	(9,666)
Total Secured Credit Facilities	$—	$(323,792)	$99,000	$(481,290)
Unsecured Senior Notes Due 2025	—	(70,571)	—	—
Unsecured Senior Notes Due 2030	200,000	—	—	—
Total Unsecured Senior Notes	$200,000	$(70,571)	$—	$—
Ocean Yield Lease Financing	—	(3,141)	—	(3,067)
BCFL Lease Financing (LR2s)	—	—	—	(21,653)
2020 TSFL Lease Financing	—	—	—	(45,617)
2020 SPDBFL Lease Financing	—	—	—	(36,863)
2021 AVIC Lease Financing	—	—	—	(76,410)
2021 CMBFL Lease Financing	—	—	—	(61,525)
2021 Ocean Yield Lease Financing	—	(52,216)	—	(5,867)
2022 AVIC Lease Financing	—	—	—	(103,451)
Prepaid interest expense	—	196	—	63
Total Sale and Leaseback Liabilities	$—	$(55,161)	$—	$(354,390)

(2)    Dividend payments to shareholders were $82.5 million and $83.5 million for the years ended December 31, 2025 and 2024, respectively. These amounts represent dividends of $1.62 per share and $1.60 per share (based on the number of shares outstanding on each of the record dates) for the years ended December 31, 2025 and 2024, respectively.
(3)    Common stock repurchases during the year ended December 31, 2025 represent the repurchase of 6,500 of our common shares at an average price of $47.51 per share for a total of $0.3 million. Common stock repurchases during the year ended December 31, 2024 represent the repurchase of 4,653,189 of our common shares at an average price of $72.12 per share for a total of $335.6 million.
(4)    Debt issuance costs relate to costs incurred for our secured and unsecured credit facilities which are described in Note 14 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.

Long-Term Debt Obligations and Lease Financing Arrangements
We refer to Note 14 and Note 24 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F for further details on our secured credit facilities, sale and leaseback liabilities, IFRS 16 lease liabilities, Unsecured Senior Notes Due 2025, and Unsecured Senior Notes Due 2030.
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
The following is a table summarizing our indebtedness as of December 31, 2025 and March 19, 2026. The balances set forth below reflect the principal amounts due under each facility or lease financing arrangement as of each date and do not reflect any: (i) unamortized deferred financing fees; (ii) discounts / premiums attributable to the debt, either assumed in a business combination that was recorded as part of the purchase price allocation or as part of the market issuance of a security; and (iii) deposits held by the lessor. The balance for the Unsecured Senior Notes Due 2030 represents the face value of this instrument.

In thousands of U.S. dollars	Amount outstanding at December 31, 2025	Amount outstanding at March 19, 2026
2023 $225.0 Million Revolving Credit Facility	$73,370	$73,370
2023 $49.1 Million Credit Facility	27,164	27,164
2023 $117.4 Million Credit Facility	40,860	40,860
2023 $1.0 Billion Credit Facility (1)	213,593	193,418
2023 $94.0 Million Credit Facility	54,244	54,244
2025 $500.0 Million Revolving Credit Facility	—	—
Ocean Yield Lease Financing (2)	19,202	—
Unsecured Senior Notes Due 2030	200,000	200,000
Total	$628,433	$589,056

(1)    In March 2026, we prepaid the outstanding principal balances related to STI Solidarity and STI Osceola of $20.2 million on the 2023 $1.0 Billion Credit Facility.
(2)    In February 2026, we exercised the purchase option on STI Symphony on the Ocean Yield Lease Financing and repaid the outstanding lease obligation of $18.9 million.

Capital Expenditures
Vessel acquisitions and payments for vessels under construction
During the year ended December 31, 2025, we entered into agreements to purchase:
•two scrubber-fitted LR2 newbuilding product tankers at Dalian Shipbuilding Industry Co., Ltd. in China. The purchase price is $70.8 million per vessel with deliveries expected in the third quarter of 2027;
•two scrubber-fitted Very Large Crude Carriers (“VLCCs”) at Hanwha Ocean Co. Ltd. in South Korea. The purchase price is $128.0 million per vessel (inclusive of additional equipment that the Company had the option to purchase) with deliveries expected in the third and fourth quarters of 2028; and
•four scrubber-fitted MR newbuilding product tankers, which are currently under construction at Jingjiang Nanyang Shipbuilding Co., Ltd. in China. The purchase price is $45.0 million per vessel and the expected deliveries are one vessel in each of the second and fourth quarters of 2026, and the first and second quarters of 2027.
In February 2026, we declared options to purchase two scrubber-fitted LR2 newbuilding product tankers that are to be constructed at Dalian Shipbuilding Industry Co., Ltd. in China for $68.5 million per vessel. Deliveries are expected in the third and fourth quarters of 2029.
The table below summarizes the estimated installment payments for the vessels under construction as of March 19, 2026(1):

		Number of vessels expected to be delivered
In millions of USD	Amount	VLCCs	LR2s	MRs
Q1 2026 - installments paid	$68.3	—	—	—
Q2 2026	57.6	—	—	1
Q3 2026	14.2	—	—	—
Q4 2026	59.2	—	—	1
2027	212.6	—	2	2
2028	208.8	2	—	—
2029	89.1	—	2	—
	$709.8	2	4	4
(1) The installment payments are estimates only and are subject to change as construction progresses.
Sales of vessels
During the year ended December 31, 2025, we entered into and completed the sales of five MR vessels (STI Maestro, STI Battery, STI Venere, STI Milwaukee, and STI Yorkville) and one LR2 vessel (STI Lobelia). The aggregate net book value of the vessels was $180.5 million on the dates they were held for sale. The aggregate net proceeds of these sales was $226.0 million, including accrued and unpaid selling costs as of December 31, 2025 of $1.9 million. We recorded an aggregate gain of $45.5 million during the year ended December 31, 2025 as a result of these sales.
At December 31, 2025, four LR2 vessels (STI Lavender, STI Goal, STI Gallantry, and STI Kingsway) were held for sale. The sales price for STI Lavender is $61.2 million, the sales prices for STI Goal and STI Gallantry are $52.3 million per vessel, and the sales price for STI Kingsway is $57.5 million. The aggregate net book value of the vessels was $153.6 million on the dates they were held for sale. STI Lavender, STI Goal, and STI Gallantry were unencumbered as of December 31, 2025. As of December 31, 2025, STI Kingsway was collateral under the 2023 $1.0 Billion Credit Facility, with no outstanding balance and $13.7 million available under the revolving portion of the facility. The sales of STI Lavender, STI Goal, STI Gallantry closed and the sale of STI Kingsway is expected to close during the first quarter of 2026.

In September 2025, we repaid the $5.1 million outstanding related to STI Maestro under the term portion of the 2023 $1.0 Billion Credit Facility and reduced the amount available under the revolving portion of the facility by $10.2 million. In October 2025, we repaid the $14.0 million outstanding related to STI Lobelia and STI Lavender under the term portion of the 2023 $1.0 Billion Credit Facility and reduced the amount available under the revolving portion of the facility by $30.7 million. In November 2025, we repaid the $29.2 million outstanding related to STI Battery, STI Venere, STI Milwaukee, and STI Yorkville under the 2023 $225.0 Million Revolving Credit Facility and further reduced the amount available under the revolver by $12.0 million. In December 2025, we exercised the purchase option and repaid the outstanding lease obligation of $23.4 million related to STI Gallantry under the 2021 Ocean Yield Lease Financing. In December 2025, we repaid the $0.3 million and $13.5 million related to STI Goal under the term and revolver portion, respectively, of the 2023 $1.0 Billion Credit Facility, in which the amount paid on the revolver may not be re-borrowed.
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
STI Tribeca and STI Manhattan were replaced by STI Galata and STI Notting Hill, respectively, as collateral on the 2023 $1.0 Billion Credit Facility. STI Larvotto, STI Le Rocher, STI Beryl, STI Onyx, STI Garnet, STI Ruby, and STI Topaz were unencumbered at the time of sale. STI San Antonio was replaced by STI Memphis as collateral on the 2023 $225.0 Million Revolving Credit Facility, while the 2023 $117.4 Million Credit Facility was amended in October 2024, releasing STI Texas City as collateral under the loan as the residual collateral value of the remaining vessels under the facility provided for sufficient headroom under the leverage covenant of the agreement. In October 2024, we repaid the $22.9 million outstanding related to STI Lily under the 2023 $1.0 Billion Credit Facility.
Drydock
During the years ended December 31, 2025, 2024, and 2023, we completed the following drydocks, as described below:

Drydock	Total
Costs in thousands of U.S. dollars	Vessels	Off-hire days	Cost
Drydock in-progress at December 31, 2022			$708
Costs incurred in 2023			16,738
Drydock completed in 2023 (1)	8	212	14,403
Drydock in-progress at December 31, 2023			$3,043
Costs incurred in 2024			105,329
Drydock completed in 2024 (1)	48	1,135	98,027
Drydock in-progress at December 31, 2024			$10,345
Costs incurred in 2025			65,051
Drydock completed in 2025 (1)	30	938	74,317
Drydock in-progress at December 31, 2025			$1,079
(1)    Drydocks completed in 2023 includes one off-hire day from drydocks which commenced in 2022. Drydocks completed in 2024 includes 18 off-hire days from drydocks which commenced in 2023. Drydocks completed in 2025 includes 95 off-hire days from drydocks which commenced in 2024. Off-hire days also include off-hire days for installations of BWTS
As our fleet matures and expands, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. With the exception of the recent ratification of the ballast water treatment convention as described in "Item 3. Key Information - D. Risk Factors", we are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our results of operations or financial condition.

Charter-free market value of our fleet
Historically, the charter-free market values, or basic market value, of our vessels have been volatile and have, at times, declined below their carrying values. At December 31, 2025 and 2024, our operating fleet consisted of 93 and 99 owned or sale and leaseback vessels, respectively. All of the vessels in our operating fleet had basic market values greater than their carrying amount at these dates.
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
Material Cash Requirements
The following table sets forth our material cash requirements as of December 31, 2025:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Principal obligations under secured credit facilities (1)	$—	$409,232	$—	$—
Principal obligations under sale and leaseback liabilities (1)	19,202	—	—	—
Estimated interest payments on secured bank loans (2)	28,474	40,530	4,020	1,167
Estimated interest payments on sale and leaseback liabilities (2)	184	—	—	—
Technical management fees (3)	11,521	—	—	—
Commercial management fees (4)	14,955	—	—	—
Senior unsecured notes (5)	—	—	200,000	—
Senior unsecured notes - estimated interest payments (6)	15,000	30,000	22,500	—
Vessels under Construction - estimated installment payments (7)	171,740	400,860	—	—
Total	$261,076	$880,622	$226,520	$1,167

(1)Represents principal and maturity payments due on our secured credit facilities and sale and leaseback liabilities which are described in Note 14 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F. These payments are based on amounts outstanding as of December 31, 2025.
(2)Represents estimated interest payments on our secured credit facilities and sale and leaseback liabilities. These payments were estimated by taking into consideration: (i) the margin on each financing arrangement, (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of December 31, 2025; and (iii) commitment fees on available revolving credit.

The forward curve was calculated as follows as of December 31, 2025:

Year 1	3.42%
Year 2	3.17%
Year 3	3.36%
Year 4	3.56%	(A)
Year 5	3.68%
Year 6	3.86%	(A)
Year 7	4.01%
Year 8	4.11%	(A)
Year 9	4.24%	(A)
Year 10	4.37%

(A)Third party published interest swap rates were unavailable. As such, we interpolated these rates using the averages of the years in which swap rates were published.
Interest was then estimated using the rates mentioned above multiplied by the amounts outstanding under our various financing arrangements using the balance as of December 31, 2025 and taking into consideration the scheduled amortization of such arrangements going forward until their respective maturities. As of December 31, 2025, the weighted-average margin on our variable rate financing was (i) 1.92% on our secured credit facilities and (ii) 5.66% on our sale and leaseback liabilities.
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
(5)Represents the principal due at maturity on our Unsecured Senior Notes Due 2030 as of December 31, 2025.
(6)Represents estimated coupon interest payments on our Unsecured Senior Notes Due 2030 as of December 31, 2025. The Unsecured Senior Notes Due 2030 bear interest at a coupon rate of 7.50% per annum and were scheduled to mature in January 2030.
(7)Represents estimated installment payments on vessels under construction which are described in Note 9 of our Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F. These payments are based on commitments outstanding as of December 31, 2025 and do not include commitments entered into after that date.
Off-Balance Sheet Arrangements
As of December 31, 2025, there are no off-balance sheet arrangements.
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers as of the date of this annual report. Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. The terms of our Class I directors expire at the 2026 annual meeting of shareholders, the terms of our Class II directors expire at the 2027 annual meeting of shareholders, and the terms of our Class III directors expire at the 2028 annual meeting of shareholders. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is Scorpio Tankers Inc., L’Exotique, 99 Boulevard du Jardin Exotique, Monaco, 98000.
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

Name	Age	Position
Emanuele A. Lauro	47	Chairman, Class I Director, and Chief Executive Officer
Robert Bugbee	65	President and Class II Director
Cameron Mackey	57	Chief Operating Officer
Christopher Avella	47	Chief Financial Officer
Filippo Lauro	49	Vice President
Auste Adelborg	36	Secretary
Marianne Økland	63	Class III Director
Merrick Rayner	70	Class I Director
Sujata Parekh Kumar	66	Class III Director
Niccolò Camerana	46	Class I Director
Berit Ledel Henriksen	72	Class II Director
Biographical information concerning the directors and executive officers listed above is set forth below.
Emanuele A. Lauro, Chairman and Chief Executive Officer
Emanuele A. Lauro, the Company's founder, has served as our Chairman and Chief Executive Officer since the closing of our initial public offering in April 2010. He co-founded Eneti Inc., in 2013 and served as its Chairman and Chief Executive Officer until December 2023, when the company merged with Cadeler A/S (NYSE: “CDLR”). Since January 2024, Mr. Emanuele Lauro has served as Vice Chairman of Cadeler A/S. Mr. Emanuele Lauro joined the Scorpio group of companies in 2003 and has held senior management role since 2004. Mr. Emanuele Lauro serves as Vice President of the Monaco Chamber of Shipping and is a member of the London Advisory Council of Fordham University, New York. He previously served as a director of the Standard Club from May 2013 to January 2019. He holds a degree in international business from the European Business School, London. Mr. Emanuele Lauro is the brother of our Vice President, Mr. Filippo Lauro.
Robert Bugbee, President and Director
Robert Bugbee has served as our President and a Director since the closing of our initial public offering in April 2010. He has more than 40 years of experience in the shipping industry. Mr. Bugbee also co-founded and served as President and Director of Eneti Inc. between 2013 and December 2023. He joined the Scorpio group of companies in March 2009 and has continued to serve there in a senior management position. Prior to joining the Scorpio group of companies, Mr. Bugbee was a partner at Ospraie Management LLP between 2007 and 2008, a company which advises and invests in commodities and basic industries. From 1995 to 2007, he was employed at OMI Corporation, or OMI, a formerly NYSE-listed tanker company which was sold in 2007. Mr. Bugbee joined OMI in February 1995, where he served as President from January 2002 until the sale of the company, and before that served as Executive Vice President since January 2001, Chief Operating Officer since March 2000, and Senior Vice President from August 1995 to June 1998. Prior to this, he was employed by Gotaas-Larsen Shipping Corporation since 1984. During this time, Mr. Bugbee took a two year sabbatical beginning in 1987 for the M.I.B. Program at the Norwegian School for Economics and Business Administration in Bergen. He has a B.A. (Honors) from London University.
Cameron Mackey, Chief Operating Officer
Cameron Mackey has served as the Company's Chief Operating Officer since the closing of our initial public offering in April 2010, and as a Director from May 2013 through October 2025. Mr. Mackey also served as Chief Operating Officer of Eneti Inc. between July 2013 and December 2023. He joined the Scorpio group of companies in March 2009, where he continues to serve in a senior management position. Prior to joining the Scorpio group of companies, Mr. Mackey was an equity and commodity analyst at Ospraie Management LLC from 2007 to 2008. Prior to that, he was Senior Vice President of OMI Marine Services LLC from 2004 to 2007, where he was also in Business Development from 2002 to 2004. Mr. Mackey has been employed in the shipping industry since 1994 and, earlier in his career, was employed in unlicensed and licensed positions in the merchant navy, primarily on tankers in the international fleet of Mobil Oil Corporation, where he held the qualification of Master Mariner. He has an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, a B.S. from the Massachusetts Maritime Academy and a B.A. from Princeton University.
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
Auste Adelborg, Secretary
Auste Adelborg has served as our Secretary since January 12, 2023. Ms. Adelborg also served as secretary of Eneti Inc. between January 2023 and December 2023 and other companies within the Scorpio group of companies. After several years of experience in the maritime industry, she joined the Scorpio group of companies in 2018 and has since been working within the Scorpio group’s legal department, focusing on implementing and developing "know your counterparty" and sanctions compliance procedures for both the Company and Eneti Inc. Ms. Adelborg is a member of International Compliance Association since 2019, where she has completed several qualifications in business compliance. She has also completed courses with Corporate Governance Institute, focusing on corporate governance. Ms. Adelborg also has a diploma in Corporate Governance from the Corporate Governance Institute.
Marianne Økland, Director
Marianne Økland has served on the Company’s Board of Directors since April 2013. In September 2023, Ms. Økland was appointed as the Lead Independent Director of the Company. She is also chairing the Professional Welsh Rugby Board (PRB) responsible for the Welsh national teams and the four professional regional teams as well as the UK National Wealth Fund (NWF - Formerly known as UKIB). From 2010 to date, she held various non-executive director positions chairing various board committees at IDFC Limited, IDFC Alternatives (India), Islandsbanki (Iceland), the National Bank of Greece, NLB (Slovenia), Norse Atlantic Airways, and Hermitage Offshore. Between 1993 and 2008, she held various investment banking positions at JP Morgan Chase & Co. and UBS where she focused on debt capital raising and structuring. Ms. Økland has led many transactions for large Nordic banks and insurance companies, and worked on some of the most significant mergers and acquisitions in these sectors. Between 1988 and 1993, she headed European operations of Marsoft, a Boston, Oslo and London based consulting firm that advises banks and large shipping, oil and raw material companies on shipping strategies and investments. Ms. Økland holds a M.Sc. degree in Finance and Economics from the Norwegian School of Economics and Business Administration where she also worked as a researcher and taught mathematics and statistics.

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
Niccolò Camerana, Director
Mr. Camerana has served on our Board of Directors since September 2023. In addition to his role as director, Niccolò has been employed by Stellantis (formerly Fiat Chrysler Automobiles) since 2010 and currently serves as Managing Director in Stellantis Ventures (the Corporate Venture Capital Fund of Stellantis). From 2003 to 2006, Niccolò worked for PwC in Italy in its transaction services and audit department. Thereafter, between 2006 and 2009, he worked for UBS Investment Bank in London in its mergers and acquisitions department. During his career within Fiat Group, Niccolò covered different roles and between 2016 and 2019, he was Head of Debt Capital Markets and Head of Business Development at FCA Bank; and in 2019, he became responsible for FCA EMEA business development, up until its merger with the Peugeot Group. Between 2016 and 2023, Niccolò was a member of the Exor N.V. Board of Directors. Since 2023 Niccolò has also served on Board of Directors of Giovanni Agnelli B.V. Since January 2025 Mr. Camerana is also Director and Chairman of Obsidian Capital SGR.
Berit Ledel Henriksen, Director
Berit Ledel Henriksen has served on our Board of Directors since May 2024. Ms. Henriksen brings extensive experience from her career within banking and finance. She serves as a director of Ferd Holding AS, a Norwegian investment company that manages a broad portfolio of privately owned and Nordic listed companies. Furthermore, Ms. Henriksen also serves on the board of directors of three other privately held companies in Norway. She is a member of the Nomination Committee of Equinor ASA. From 1985 to 2017, Ms. Henriksen held a range of management positions at DNB, Norway’s largest financial services group, where she focused on shipping, energy, and other international industries. She was Head of DNB Americas in New York between 1998 and 2004. Ms. Henriksen most recently served as DNB’s Executive Vice President and Global Head of Energy (Power & Renewables and Oil & Gas), where she oversaw a large portfolio in various loans and investments. Her oversight spanned the entire investment life cycle including, but not limited to, deal origination, credit risk analysis, corporate customer performance monitoring and overall portfolio exposure management. She served as an independent director of Eneti Inc. from 2019 to 2023, and was a member of the Eneti Inc. audit committee in 2023 until its merger with Cadeler A/S in December 2023. Ms. Henriksen also previously held various other bank related board positions. Prior to her banking career Ms. Henriksen worked in shipping for a product tanker company where she held various positions within chartering and investments. Ms. Henriksen has an MBA from the Ivey Business School at the University of Western Ontario, and a BSc from the Dalhousie University in Halifax, Canada.

B. Compensation
We paid an aggregate compensation of $65.5 million, $62.0 million, and $59.7 million to our senior executive officers in 2025, 2024, and 2023, respectively. Executive management remuneration was as follows during these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2025	2024	2023
Short-term employee benefits (salaries)	$21,461	$25,557	$27,972
Share-based compensation (1)	44,029	36,431	31,702
Total	$65,490	$61,988	$59,674

(1)Represents the amortization of restricted stock issued under our equity incentive plans. See Note 16 to our Consolidated Financial Statements included herein for further description.
Each of our non-employee directors receive cash compensation in the aggregate amount of $60,000 annually, plus an additional fee of $10,000 for each committee on which a director serves and an additional fee of $25,000 for each committee for which a director serves as Chair. Our lead independent director receives an additional fee of $35,000 per year. In addition, each director receives an additional $2,000 for each meeting attended, plus reimbursements for actual expenses incurred while acting in their capacity as a director. During each of the years ended December 31, 2025 and 2024, we paid aggregate cash compensation of $0.7 million and $0.8 million, respectively, to our directors. Our officers and directors are also eligible to receive awards under our equity incentive plan which is described below under “—2013 Equity Incentive Plan.”
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
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. From the date of adoption through December 31, 2023, 8,690,893 shares were reserved for issuance under the plan, and this amount was subsequently increased as follows:

	Date of Reload	Common Shares Reserved	Par Value
1	February 2024	1,463,294	$0.01 per share
2	March 2025	1,089,407	$0.01 per share
3	September 2025	748,000	$0.01 per share
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
Our Board of Directors may amend or terminate the 2013 Equity Incentive Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our Board of Directors, the 2013 Equity Incentive Plan was scheduled to expire ten years from the date the plan was adopted. In April 2023, our Board of Directors extended the term of 2013 Equity Incentive Plan to April 2033.
The following paragraphs summarize our grants of restricted stock during the years ended December 31, 2025, 2024, and 2023. The vesting periods of these grants are determined by the plan administrator and generally range from one to five years. Additionally, vesting of these grants is generally subject to a grantee's continued employment with the Company through the vesting date unless the grantee is terminated without cause or due to the grantee's death or disability.
During the year ended December 31, 2023, we issued an aggregate of 1,817,750 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuances dates was $55.57 and $55.89 per share, with a weighted average cost of $55.61. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vested on September 2, 2025, (ii) one-third of the shares vest on September 1, 2026, and (iii) one-third of the shares vest on September 1, 2027. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vested on April 1, 2024, (ii) one-third of the shares vested on December 2, 2024, and (iii) one-third of the shares vested on December 2, 2025.
During the year ended December 31, 2024, we issued an aggregate of 1,472,800 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuances dates was $71.40, $72.59, $70.82 and $47.40 per share, with a weighted average cost of $71.49. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vest on September 1, 2026, (ii) one-third of the shares vest on September 1, 2027, and (iii) one-third of the shares vest on September 1, 2028. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vested on April 7, 2025, (ii) one-third of the shares vested on December 2, 2025, and (iii) one-third of the shares vest on December 1, 2026.
During the year ended December 31, 2025, we issued an aggregate of 1,847,748 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuance dates was $34.40, $40.17, and $58.49 per share, with a weighted average cost of $44.79 per share. The vesting schedule for 1,062,248 restricted shares for employees and SSH employees is (i) one-third of the shares vest on September 1, 2027, (ii) one-third of the shares vest on September 1, 2028, and (iii) one-third of the shares vest on August 31, 2029. The vesting schedule for 748,000 restricted shares for employees is (i) one-third of the shares vest on September 1, 2028, (ii) one-third of the shares vest on September 1, 2029, and (iii) one-third of the shares vest on August 31, 2030. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vest on April 7, 2026 (ii) one-third of the shares vest on December 2, 2026, and (iii) one-third of the shares vest on December 1, 2027.
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
C. Board Practices
Our Board of Directors currently consists of seven directors, five of whom have been determined by our Board of Directors to be independent under the rules of the NYSE and the rules and regulations of the SEC. Our Board of Directors has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, each of which is comprised of certain of our independent directors, who are Mmes. Marianne Økland and Berit Ledel Henriksen, Messrs. Merrick Rayner, Niccolo Camerana and Ms. Sujata Parekh Kumar. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal controls. In addition, provided that no member of the Audit Committee has a material interest in such transaction, the Audit Committee is responsible for reviewing transactions that we may enter into in the future with other members of the Scorpio group of companies that our board believes may present potential conflicts of interests. The Nominating and Corporate Governance Committee is responsible for recommending to the Board of Directors nominees for director appointments and directors for appointment to board committees and advising the board with regard to corporate governance practices. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation. Our shareholders may also nominate directors in accordance with procedures set forth in our bylaws.
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
Our Clawback Policy shall be administered by our Board of Directors and/or our Compensation Committee, and our Compensation Committee has the authority, in accordance with the applicable laws, rules and regulations, to interpret and make determinations necessary for the administration of the Clawback Policy, and may forego recovery in certain instances, including if it determines that recovery would be impracticable. The full text of our Clawback Policy is included as Exhibit 97.1 to this Annual Report.
D. Employees
As of both December 31, 2025 and 2024, we had 24 shore-based employees. SSM and SCM were responsible for our commercial and technical management.

E. Share Ownership
The following table sets forth information regarding the share ownership of our common stock as of March 19, 2026 by our directors and executive officers, including the restricted shares issued to our executive officers and to our independent directors, and shares purchased in the open market.

Name	No. of Shares	% Owned (4)
Emanuele A. Lauro (1)	907,304	1.75%
Robert Bugbee (2)	897,087	1.73%
Cameron Mackey (3)	864,531	1.67%
All other executive officers and directors individually	*	*

(1)Includes 867,304 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(2)Includes 867,304 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(3)Includes 606,461 unvested shares of restricted stock from the 2013 Equity Incentive Plan.
(4)Based on 51,762,790 common shares outstanding as of March 19, 2026.
* The remaining executive officers and directors individually each own less than 1% of our outstanding shares of common stock.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A. Major shareholders.
The following table sets forth information regarding beneficial ownership of our common stock for owners of more than five percent of our common stock, of which we are aware as of March 19, 2026.

Name	No. of Shares		% Owned (4)
BlackRock, Inc.	3,488,075	(1)	6.7%
Scorpio Holdings Limited	3,376,739	(2)	6.5%
Dimensional Fund Advisors LP	3,005,276	(3)	5.8%
(1)     Ownership as of December 31, 2025, per information derived from a Form 13F-HR filed with the SEC on February 12, 2026.
(2)     This information is derived from a Schedule 13D/A filed with the SEC on August 17, 2023 and other information made available to the Company. Scorpio Holdings Limited is a member of the Scorpio group of companies and is a related party. For more information see “--Our Relationship with the Scorpio Group of Companies and its Affiliates” below.
(3)     Ownership as of December 31, 2025, per information derived from a Form 13F-HR filed with the SEC on February 12, 2026.
(4)     Based on 51,762,790 common shares outstanding as of March 19, 2026.
As of March 18, 2026, we had 104 shareholders of record, 63 of which were located in the United States and held an aggregate of 51,687,696 shares of our common stock, representing 99.85% of our outstanding shares of common stock. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 51,679,049 shares of our common stock, as of that date. Our major shareholders do not have voting rights that differ from the voting rights of our other shareholders.
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
SSM’s services include day-to-day vessel operation, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, arranging insurance, appointing supervisors and technical consultants and providing technical support. Effective January 1, 2018, the fixed annual technical management fee was reduced from $250,000 per vessel to $175,000, and certain services previously provided as part of the fixed fee were itemized, as noted above. Effective January 1, 2024, the fixed annual technical management fee was increased to $187,500 plus additional amounts for certain itemized services per vessel to provide technical management services for each of our owned vessels.
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

Tanker pools
To increase vessel utilization and thereby revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. The managers of the pools negotiate charters with customers primarily in the spot market but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers. When we employ a vessel in the spot charter market, we generally place such vessel in a tanker pool managed by our commercial manager that pertains to that vessel’s size class. The earnings allocated to vessels (charterhire expense for the pool) are aggregated and divided on the basis of a weighted scale, or Pool Points, which reflect comparative voyage results on hypothetical benchmark routes. The Pool Point system generally favors those vessels with greater cargo-carrying capacity and those with better fuel consumption. Pool Points are also awarded to vessels capable of carrying clean products and to vessels capable of trading in certain ice conditions. We currently participate in three pools: the Scorpio LR2 Pool, the Scorpio MR Pool, and the Scorpio Handymax Tanker Pool.
SCM is responsible for the commercial management of participating vessels in the pools, including the marketing, chartering, operating and bunker (fuel oil) purchases of the vessels. The Scorpio LR2 Pool is administered by Scorpio LR2 Pool Ltd., the Scorpio MR Pool is administered by Scorpio MR Pool Ltd., and the Scorpio Handymax Tanker Pool is administered by Scorpio Handymax Tanker Pool Ltd. Our founder, Chairman and Chief Executive Officer and Vice President are members of the Lolli-Ghetti family which owns a majority of the issued and outstanding stock of Scorpio LR2 Pool Ltd, Scorpio MR Pool Ltd., and Scorpio Handymax Tanker Pool Ltd (together, "the Pool Entities"). Taking into account the recommendations of a pool committee and a technical committee, each of which is comprised of representatives of each pool participant, the Pool Entities set the respective pool policies and issue directives to the pool participants and SCM. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days for which each vessel is available.
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
Fuel Oil-Water Emulsion
In May 2024, we entered into a licensing agreement with Fowe Eco Solutions Ltd. (“FOWE”) whereby FOWE's fuel oil-water emulsion Cavitech systems will be installed across our entire fleet. Cavitech is FOWE's proprietary technical solution that enables cavitation treatment on various materials for instantaneous mixing, heat treatment, dispersion, and alteration of chemical bonds, the benefits of which include the elimination of unwanted sludge deposits, a cleaner, more efficient fuel burn and reduced nitrogen oxide emissions. Under the terms of the licensing agreement, we do not pay any upfront costs but pay FOWE 33% of realized savings. We installed 76 of our vessels with Cavitech devices. Scorpio Holdings Limited, a related party, owns a minority interest in FOWE.

Our Relationship with the Scorpio Group of Companies and its Affiliates
The Scorpio group of companies are owned and controlled by the Lolli-Ghetti family, of which Messrs. Emanuele Lauro and Filippo Lauro are members. Annalisa Lolli-Ghetti is majority owner of the Scorpio group of companies (of which our administrator and commercial and technical managers are members) and beneficially owns approximately 6.5% of our common shares. We are not affiliated with any other entities in the shipping industry other than those that are members of the Scorpio group of companies.
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
Our Board of Directors consists of seven individuals, five of whom are independent directors. Three of the independent directors form the board’s Audit Committee and, pursuant to the Audit Committee charter, are required to review all potential conflicts of interest between us and related parties. Our three non-independent directors and certain of our executive officers serve in senior management positions in certain Scorpio group of companies.
Transactions with Related Parties
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the consolidated statements of operations and balance sheet are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2025	2024	2023
Pool revenue(1)
Scorpio MR Pool Limited	$323,088	$497,003	$605,442
Scorpio LR2 Pool Limited	302,048	416,014	405,244
Scorpio Handymax Tanker Pool Limited	108,999	118,432	135,481
Mercury Pool Limited	20,132	36,977	9,077
Voyage revenue(2)	3,565	2,250	—
Time charter-out revenue(3)	37,262	20,226	21,555
Voyage expenses(4)	(7,943)	(5,366)	(4,495)
Vessel operating costs(5)	(31,851)	(34,826)	(33,061)
Administrative expenses(6)	(21,649)	(19,371)	(15,450)

Purchases of bunkers(7)	(3,792)	(3,132)	(4,784)
(1)These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related parties. From January 1, 2024 through June 30, 2024 and for the year ended December 31, 2023, when our vessels were in the Scorpio Pools, SCM, the pool manager, charged fees of $250 per vessel per day with respect to LR2 vessels, and $325 per vessel per day with respect to both Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture. Effective July 1, 2024, pursuant to the 2024 Revised Master Agreement, SCM increased its fees to $285 per vessel per day with respect to our LR2 vessels and $360 per vessel per day with respect to each of our Handymax and MR vessels. Commissions on gross revenues per charter fixture remain unchanged at 1.50% for vessels operating in any of the Scorpio Pools. These are the same fees that SCM charged other vessels in these pools, including third party owned vessels during these periods.
(2)These transactions relate to revenue earned in the spot market on voyages chartered through a chartering subsidiary of SSH, a related party, to the end customer.
(3)Time charter-out revenue primarily consists of revenue earned for certain vessels on time charter, which have been time chartered-out through a chartering subsidiary of SSH, a related party. Additionally, the revenue earned during the year ended December 31, 2025 also consists of $1.2 million of revenue earned from a related party entity that is controlled by the Lolli-Ghetti family with respect to the time charter for STI Spiga.

(4)Related party expenditures included within voyage expenses in the consolidated statements of operations consist of the following:
•Expenses due to SCM, a related party, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. Pursuant to the 2024 Revised Master Agreement, effective January 1, 2024, when not in one of the Scorpio Pools, each vessel paid (i) flat fees of $285 per vessel per day for each LR2 vessel and $335 per vessel per day for each Handymax and MR vessel plus commissions on gross revenue per charter fixture of 1.25%. During the year ended December 31, 2023, each vessel paid (i) flat fees of $250 per vessel per day for each LR2 vessel and $300 per vessel per day for each Handymax or MR vessel and (ii) commissions of 1.25% of their gross revenue per charter fixture for LR2, Handymax and MR vessels.
•Voyage expenses also consist of the following:
◦$0.4 million, $0.3 million and $0.5 million charged by related party port agents during the years ended December 31, 2025, 2024, and 2023, respectively. SSH has a majority equity interest in port agents that provide supply and logistical services for vessels operating in their regions.
◦$0.4 million and $0.5 million charged by Geoserve Energy Transport DMC ("Geoserve") during the years ended December 31, 2025 and 2024 for emission management fees to comply with the EU Emissions Trading System of $350 per vessel per month (plus $150 per vessel per month for vessels that are time chartered-out) and a rate of 1.25% per carbon trade. The agreement with Geoserve is described below.
◦$2.7 million and $0.3 million charged by Fowe Eco Solutions Ltd. ("FOWE") during the years ended December 31, 2025 and 2024, respectively, for its portion of the realized fuel efficiency savings related to the fuel oil-water emulsion Cavitech systems under the licensing agreement as described below.
(5)Related party expenditures included within vessel operating costs in the consolidated statements of operations consist of the following:
•Technical management fees of $25.9 million, $28.1 million, and $28.3 million charged by SSM, a related party, during the years ended December 31, 2025, 2024, and 2023, respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, facilitating vessel related insurance coverage, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $123.9 million, $134.6 million, and $136.3 million during the years ended December 31, 2025, 2024, and 2023, respectively. The premiums that we pay for the insurance coverage on our vessels are paid to the insurers through an insurance broker (less a retained commission) which has been determined to be a related party. We made payments of $16.8 million, $18.4 million, and $12.2 million to this broker during the years ended December 31, 2025, 2024, and 2023, respectively. SSM's annual technical management fee is a fixed fee of $187,500 per vessel during the years ended December 31, 2025 and 2024 and $175,000 per vessel during the year ended December 31, 2023, plus certain itemized expenses pursuant to the technical management agreement.
•Vessel operating expenses of $5.9 million, $6.7 million, and $4.8 million charged by a related party port agent during the years ended December 31, 2025, 2024, and 2023, respectively.
(6)We have an Amended Administrative Services Agreement with SSH, a related party, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH also administers the payroll for certain of our employees. The services provided to us by SSH may be sub-contracted to other entities within Scorpio. The expenses incurred under this agreement were recorded in general and administrative expenses in the consolidated statements of operations and were as follows:
•The expense for the year ended December 31, 2025 of $21.6 million included (i) administrative fees of $9.2 million charged by SSH, (ii) restricted stock amortization of $12.4 million, which relates to 766,129 shares of restricted stock that was issued in the current or in prior years to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $12,788 to SCM and $17,660 to SSH.

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
•The expense for the year ended December 31, 2023 of $15.5 million included (i) administrative fees of $10.5 million charged by SSH, (ii) restricted stock amortization of $5.0 million, which relates to the issuance of 695,400 shares of restricted stock that was issued in the current or in prior years to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $25,145 to SSH and $26,653 to SCM.
(7)These amounts represent bunkers purchased from a related party which, for vessels operating in the spot market, are initially recorded as part of inventory on the balance sheet prior to being consumed.
We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2025	2024
Assets:
Prepaid expenses and accounts receivable (due from the Scorpio Pools) (1)	$158,860	$136,812
Accounts receivable (Geoserve) (2)	11,722	—
Prepaid expenses (SSM) (3)	4,210	5,375
Prepaid expenses and accounts receivable (SSH)	1,412	478
Prepaid expenses (SCM)	6	26
Prepaid expenses (related party port agent)	1	385
Other assets (pool working capital contributions) (4)	39,644	45,761
Liabilities:
Accounts payable and accrued expenses (related party insurance broker)	3,375	2,240
Accounts payable and accrued expenses (related party port agents)	2,675	2,399
Accounts payable and accrued expenses (SSM)	1,703	3,277
Accounts payable and accrued expenses (SCM)	697	265
Accounts payable and accrued expenses (owed to the Scorpio Pools)(5)	590	3,471
Accounts payable and accrued expenses (SSH)	452	459
Accounts payable (related party bunker supplier)	264	579
Accounts payable (related party carbon emission manager)	60	71
Accrued expenses (FOWE)	24	85
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
(2)    Accounts receivable due from Geoserve Energy Transport DMC ("Geoserve") represent amounts due to us for carbon credits that Geoserve acquired on our behalf for compliance with the EU Emissions Trading System ("EU ETS") and related to revenue earned for voyages in the pools, spot market or on time charter.
(3)    Prepaid expenses from SSM primarily relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.

(4)    Represents the non-current portion of working capital receivables as described above.
(5)    Accounts payable and accrued expenses owed to the Scorpio Pools relate to expenses incurred by the Scorpio Pools on behalf of certain of our vessels.
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
During the year ended December 31, 2025, we sold five MRs and an LR2 product tanker (STI Maestro, STI Battery, STI Venere, STI Milwaukee, STI Yorkville, and STI Lobelia). Termination fees of $0.2 million and $0.1 million were paid to SCM and SSM, respectively as a result of these sales. Additionally, $0.8 million and $0.6 million to SCM and SSM, respectively, remained accrued as of December 31, 2025.
During the year ended December 31, 2024, we sold 12 vessels consisting of 11 MRs and an LR2 product tanker (STI Tribeca, STI Larvotto, STI Le Rocher, STI Manhattan, STI Beryl, STI Onyx, STI Garnet, STI Ruby, STI Topaz, STI San Antonio, STI Texas City, and STI Lily). Termination fees of $1.8 million and $1.0 million were paid to SCM and SSM, respectively, as a result of these sales. Additionally, $0.1 million and $0.1 million were paid to SCM and SSM respectively, in the first quarter of 2025 with respect to these sales.
In November 2025, we entered into agreements to purchase four scrubber-fitted MR newbuilding product tankers, which are currently under construction at Jingjiang Nanyang Shipbuilding Co., Ltd. in China. A related party entity controlled by the Lolli-Ghetti family has a 15% minority interest in the seller of these vessels.
We have established a provident fund dedicated to our seafarers and have contributed an aggregate of $5.8 million to this fund. This fund is a defined contribution plan whereby we provide matching contributions from the fund assets pursuant to the terms and conditions set forth in the plan. Company matching contributions to the seafarers began during the year ended December 31, 2024, and the fund disbursed $0.3 million and $0.2 million from this plan during the years ended December 31, 2025 and 2024, respectively. This plan is administered by SSM on behalf of our seafarers.
The EU Emissions Trading System (EU ETS), which came into effect on January 1, 2024, is a cap-and-trade system designed to limit greenhouse gas emissions from industries in the European Union. The Fuel EU Maritime Regulation is a complementary regulation to the EU ETS, which was effective January 1, 2025, ensuring that the greenhouse gas intensity of fuels used by the shipping sector will gradually decrease over time. In March 2024, we entered into an agreement with Geoserve, effective January 1, 2024, which is majority owned by the Lolli-Ghetti family, to serve as our emissions manager. Geoserve's services include, among others, emission data monitoring and correction for commercial and regulatory compliance and procurement of carbon credits from EU approved carbon traders. Under this agreement, we pay Geoserve emissions management fees of $350 per vessel per month (plus $150 per vessel per month for vessels time chartered-out) and a commission of 1.25% per carbon trade.
In May 2024, we entered into a licensing agreement with FOWE whereby FOWE's fuel oil-water emulsion Cavitech systems will be installed across our entire fleet. Cavitech is FOWE's proprietary technical solution that enables cavitation treatment on various materials for instantaneous mixing, heat treatment, dispersion, and alteration of chemical bonds, the benefits of which include the elimination of unwanted sludge deposits, a cleaner, more efficient fuel burn and reduced nitrogen oxide emissions. Under the terms of the licensing agreement, we do not pay any upfront costs but pay FOWE 33% of realized savings. Cavitech devices on our vessels have been installed on 76 of our vessels. Scorpio Holdings Limited, a related party, owns a minority interest in FOWE.
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
For the years ended December 31, 2025, 2024, and 2023, we paid aggregate dividends to our shareholders in the amount of $82.5 million, $83.5 million and $57.7 million, respectively. We have paid the following dividends per share in respect of the periods set forth below:

Date Paid	Dividends per Share
$0.20	March 31, 2023
$0.25	June 30, 2023
$0.25	September 15, 2023
$0.35	December 15, 2023
$0.40	March 27, 2024
$0.40	June 28, 2024
$0.40	September 13, 2024
$0.40	December 13, 2024
$0.40	March 21, 2025
$0.40	June 16, 2025
$0.40	August 29, 2025
$0.42	December 5, 2025
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

Authorized capitalization
Under our Articles of Incorporation, we have authorized 175,000,000 registered shares, consisting of 150,000,000 common shares, par value $0.01 per share, of which 51,762,790 shares were issued and outstanding as of March 19, 2026 and 25,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding.
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
Our Articles of Incorporation require our Board of Directors to consist of at least one member. Our Board of Directors consists of seven members. Our Bylaws may be amended by the vote of a majority of our entire Board of Directors.
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
For our 2025 taxable tax year, we intend to take the position that we satisfy the Publicly-Traded Test and we anticipate that we will continue to satisfy the Publicly-Traded Test for future taxable years. However, as discussed below, this is a factual determination made on an annual basis. We do not currently anticipate a circumstance under which we would be able to satisfy the 50% Ownership Test.

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
We believe that we currently satisfy the Publicly-Traded Test and intend to take this position on our United States federal income tax return for the 2025 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, if we trigger the 5% Override Rule for any future taxable year, there is no assurance that we will have sufficient qualified 5% Shareholders to preclude nonqualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during such taxable year, or that we will be able to satisfy the substantiation requirements in regards to our 5% Shareholders.
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
We are incorporated in the Marshall Islands, and also have subsidiaries or local branches in Monaco and the United States. We do not expect that the adoption of this legislation will subject us to material income taxes in this or any other jurisdiction in which we operate.
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
Based on the floating rate debt at December 31, 2025 and 2024, a one-percentage point increase in the floating interest rate would increase interest expense by $4.3 million and $8.1 million per year, respectively. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of December 31,
In thousands of U.S. dollars	2026	2027 - 2028	2029- 2030	Thereafter
Principal payments floating rate debt (unhedged)	$19,202	$409,232	$—	$—
Principal payments fixed rate debt	—	—	200,000	—
Total principal payments on outstanding debt	$19,202	$409,232	$200,000	$—
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time or bareboat charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $28.9 million and $32.0 million for the years ended December 31, 2025 and 2024, respectively.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
B. Management’s Annual Report on Internal Control Over Financial Reporting
In accordance with Rule 13a-15(f) and 15d-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2025 based on the provisions of Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our assessment, management determined that the Company’s internal controls over financial reporting were effective as of December 31, 2025 based on the criteria in Internal Control—Integrated Framework (2013) issued by COSO.
The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2025, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their attestation report which appears herein.
C. Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2025, has been audited by PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their attestation report which appears herein.
D. Changes in Internal Control Over Financial Reporting
There were no changes in internal control over financial reporting (as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mrs. Berit Ledel Henriksen, who serves on the Audit Committee, qualifies as an “audit committee financial expert” and that she is “independent” in accordance with NYSE and SEC rules.

ITEM 16B. CODE OF ETHICS
We have adopted a Code of Conduct and Ethics applicable to the Company's officers, directors, employees and long term consultants, which complies with applicable guidelines issued by the SEC. Our Code of Conduct and Ethics as in effect on the date hereof, has been filed as an exhibit to this annual report and is also available on our website at www.scorpiotankers.com. The information included on or accessible through our website is not incorporated by reference into this annual report.
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
(a) Audit Fees
Our principal accountant for fiscal years ended December 31, 2025 and 2024 was PricewaterhouseCoopers Audit and the audit fee for those periods was $884,000 and $815,600, respectively.
Our principal accountant, PricewaterhouseCoopers Audit, or its affiliates, provided additional services related to the reviews of our interim financial results and systems migrations. The aggregate fees for these services were $165,400 and $64,200 for the years ended December 31, 2025 and 2024, respectively.
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
(f) Audit Work Performed by Other Than Principal Accountant if Greater Than 50%
Not applicable.
ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Month	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced program	Maximum amount that may yet be expected on share repurchases under program
February	3,000	$55.86	3,000	$173,505,449
March	3,500	$40.35	3,500	$173,364,224
Total	6,500	$47.51	6,500
2023 Securities Repurchase Program
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
During the year ended December 31, 2025, we repurchased an aggregate of 6,500 of our common shares at an average price of $47.51 per share.
We had $173.4 million remaining under our 2023 Securities Repurchase Program as of December 31, 2025. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
There were 26,049,209 and 26,042,709 common shares held in treasury at December 31, 2025 and 2024, respectively.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G. CORPORATE GOVERNANCE
Pursuant to an exception for foreign private issuers, we, as a Marshall Islands company, are not required to comply with certain of the corporate governance practices required to be followed by U.S. companies under the NYSE listing standards and are allowed to follow home country practice in lieu of such requirements. Accordingly, we are exempt from many of the NYSE’s corporate governance practices other than the requirements regarding maintaining an audit committee in compliance with Rule 10A-3 of the Exchange Act, adopting a policy for recovery of erroneously awarded compensation, providing yearly and interim corporate governance affirmations and notification of material non-compliance with NYSE corporate governance practices. In connection with the listing of our securities, we have certified to the NYSE that our corporate governance practices are in compliance with, and are not prohibited by, Marshall Islands law. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. In this respect, we have voluntarily adopted certain NYSE required practices, such as (i) having a majority of independent directors, (ii) establishing audit, compensation and nominating committees and (iii) adopting a Code of Ethics.
Set forth below is a list of the significant differences between our current or potential corporate governance practices and NYSE listing standards applicable to listed U.S. companies.
Independence of Directors. NYSE listing standards require that a listed U.S. company’s board of directors be comprised of a majority of independent directors. Our Board of Directors currently consists of seven directors, five of which are considered “independent” under NYSE rules. However, under Marshall Islands law and our Bylaws, we are not required to maintain a majority independent board, and we may choose to deviate from this requirement in the future as long as we disclose such difference in our annual report.
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
Executive Sessions. NYSE listing standards require that a listed U.S. company’s non-management directors hold regularly scheduled executive sessions without management and that all independent directors meet separately in executive session at least annually. While Marshall Islands law and our Bylaws do not impose such requirements, during 2025 and through the date of this annual report, our non-management directors met in executive session two times. The frequency of these executive sessions may vary in the future.
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
Our insider trading policy is filed as exhibit 11.4 to the Company's annual report on Form 20-F on March 21, 2025, and incorporated by reference herein.
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
Governance and Communication to the Board
Our Chief Information Officer, supported by our Head of IT Risk and Compliance, (both of whom are employees of SSH), are responsible for the oversight of the Company’s cybersecurity strategy. The Chief Information Officer reports to our Vice President, who has the overall risk ownership and accountability to control such risks. Our Vice President formulates cybersecurity strategies and drives initiatives, and together with the Chief Information Officer, sets targets, develops policies and procedures to mitigate the cybersecurity risks, and execute our cybersecurity efforts.
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
Management’s Cyber Security Experience
Our Chief Information Officer has more than 20 years of experience in IT management and has held the role of Chief Information Officer with Scorpio for 9 years with enterprise responsibility for information security. The IT Risk and Compliance team has extensive experience in Information Security and cybersecurity and hold the following certifications:
•ISC2 CISSP Certified Information Systems Security Professional
•EC-Council CCISO Certified Chief Security Information Officer
•ISO27001 Lead Auditor
•ISACA CISM Certified Security Information Manager
•ISACA CISA Certified Information Systems Auditor
•EC-Council (CEH) Certified Ethical Hacker
Our Chief Operating Officer has extensive experience in senior positions in the shipping industry for over 30 years and from overseeing the Company’s information technology and enterprise risk management for more than 15 years. As Chief Operating Officer, he has had the overall managerial responsibility for the Company’s information security, and he has been closely involved in designing our risk management policies and procedures.
Cybersecurity Threats
For the year ended December 31, 2025 and through the date of this annual report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition. Please also see Item 3. Key Information—D. Risk Factors— “Breakdowns in our information technology, including as a result of cyberattacks, may negatively impact our business, including our ability to service customers, and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.”

PART III
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements.”
ITEM 18. FINANCIAL STATEMENTS
The financial information required by this Item is set forth beginning on page F-1 and is filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated Bylaws of the Company (3)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (8)
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company (11)
2.1	Form of Stock Certificate (11)
2.2	Form of Senior Debt Securities Indenture (4)
2.3	Form of Subordinated Debt Securities Indenture (4)
2.4	Base Indenture, dated May 12, 2014, by and between the Company and Deutsche Bank Trust Company (7)
2.5	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act
2.6	Bond Terms for Scorpio Tankers Inc. 7.5% Senior Unsecured USD 300 Million Bonds 2025/2030 (13)
4.1	2013 Amended and Restated Equity Incentive Plan (6)
4.2	Administrative Services Agreement between the Company and Liberty Holding Company Ltd. (2)
4.2(a)	Deed of Amendment between the Company, SSH, SCM and SSM dated September 29, 2016 (9)
4.3	Master Agreement between the Company, SSM and SCM dated January 24, 2013 (5)
4.3(a)	Amended and Restated Master Agreement between the Company, SSM and SCM dated November 15, 2016 (9)
4.3(b)	Amended and Restated Master Agreement between the Company, SSM and SCM dated February 21, 2018 (10)
4.3(c)	Amended and Restated Master Agreement between the Company, SSM and SCM dated March 21, 2024(12)
8.1	Subsidiaries of the Company
10.1	Professional Services Agreement between the Company and Geoserve Energy Transport DMCC, dated March 11, 2024 (12)
11.1	Code of Conduct and Ethics (10)
11.2	Whistleblower Policy (6)
11.3	Whistleblower Policy - Environmental (6)
11.4	Insider Trading Policy (13)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of McQuilling Services, LLC
15.3	Consent of Seward & Kissel LLP
97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation(12)
101	Inline Interactive Data Files
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
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
(4)Filed as an Exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-286015) on March 21, 2025, and incorporated by reference herein.

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
(12)Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 22, 2024, and incorporated by reference herein.
(13)Filed as an Exhibit to the Company's Annual Report on Form 20-F on March 21, 2025, and incorporated by reference herein.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Dated: March 20, 2026

Scorpio Tankers Inc.
(Registrant)

/s/ Emanuele Lauro
Emanuele Lauro
Chief Executive Officer

SCORPIO TANKERS INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Scorpio Tankers Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Scorpio Tankers Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, of changes in shareholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Identification of vessels and drydock that might be impaired
As described in Note 8 to the consolidated financial statements, the net book value of vessels and drydock costs was $2,741 million as of December 31, 2025. Management determined that there were no indications of impairment on any of the vessels as of December 31, 2025. As further described in Notes 1 and 10, management reviews the carrying amount of vessels and drydock at each balance sheet date to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication of impairment exists, the recoverable amount of the vessels and drydock is estimated in order to determine the extent of the impairment loss (if any). As part of this evaluation, management considered both internal and external indicators of potential impairment, in accordance with IAS 36, Impairment of assets, including, but not limited to, changes in the technological, market, economic, or legal environments in which the Company operates, changes in forecasted charter rates, and movements in external broker valuations. Management also assessed whether any evidence suggests the obsolescence of or physical damage to their vessels, whether the Company has any plans to dispose of a vessel before the end of its estimated useful life, and whether any evidence suggests that the economic performance of a vessel was, or may become, worse than expected.
The principal considerations for our determination that performing procedures relating to identification of vessels and drydock that might be impaired is a critical audit matter are (i) the significant judgment by management in evaluating whether any indication of impairment exists; and (ii) a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence related to management’s identification of indicators of impairment.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s identification of indicators of impairment. These procedures also included, among others, evaluating management’s assessment if any indication of impairment exists considering external and internal sources of information, including, among others: i) identifying any indications of decline in the vessels’ values by obtaining and reviewing external broker valuations for the Company’s vessels and assessing the reasonableness of these valuations by independently evaluating newbuilding prices as well as recent purchase and sale activity (including those of the Company) for second-hand vessels with similar characteristics, such as type and size; ii) evaluating if any significant adverse changes have taken place in the economic environment that the Company operates or in its markets. This consisted of reviewing the estimated daily charter rates projected by management with third party analysts’ reports for tanker vessels with similar characteristics; iii) evaluating the evolution of interest rates during the period by reviewing recent financing activities by the Company and current trends in market interest rates; and iv) assessing the reasonableness of the vessels’ performance by reviewing recent and projected utilization rates of the Company. We also assessed the adequacy of the disclosures on vessels indicators of impairment in Notes 1 and 10 in the consolidated financial statements.
/s/ PricewaterhouseCoopers Audit

Neuilly-sur-Seine, France
March 20, 2026

We have served as the Company’s auditor since 2013.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2025 and 2024

		As of
In thousands of U.S. dollars	Notes	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	2	$751,955	$332,580
Financial assets measured at fair value through profit or loss	3	—	74,157
Accounts receivable	5	180,801	150,183
Prepaid expenses and other current assets	4	10,072	9,230
Inventories	6	11,919	10,173
Assets held for sale	7	153,622	—
Total current assets		1,108,369	576,323
Non-current assets
Vessels and drydock	8	2,741,440	3,190,820
Other assets	11	59,834	58,312
Goodwill	10	8,197	8,197
Total non-current assets		2,809,471	3,257,329
Total assets		$3,917,840	$3,833,652
Current liabilities
Current portion of long-term bank debt	14	—	122,797
Sale and leaseback liability	14	19,121	8,592
Accounts payable	12	34,029	32,213
Accrued expenses and other current liabilities	13	65,609	73,591
Total current liabilities		118,759	237,193
Non-current liabilities
Long-term bank debt and bonds	14	600,083	665,887
Sale and leaseback liability	14	—	64,691
Total non-current liabilities		600,083	730,578
Total liabilities		718,842	967,771
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 and 150,000,000 shares authorized; 51,762,790 and 49,923,042 outstanding shares as of December 31, 2025 and December 31, 2024, respectively.	16	778	760
Additional paid-in capital	16	3,231,184	3,159,548
Treasury shares	16	(1,467,127)	(1,466,818)
Retained earnings	16	1,434,163	1,172,391
Total shareholders’ equity		3,198,998	2,865,881
Total liabilities and shareholders’ equity		$3,917,840	$3,833,652
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Operations
For the years ended December 31, 2025, 2024, and 2023

		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	Notes	2025	2024	2023
Revenue
Vessel revenue	18	$938,222	$1,243,951	$1,341,222
Operating expenses
Vessel operating costs		(287,870)	(319,147)	(315,582)
Voyage expenses	18	(36,913)	(30,371)	(13,243)
Depreciation - vessels and drydock	8	(180,335)	(185,319)	(178,259)
Depreciation - right of use assets for vessels		—	—	(24,244)
Write-off of deposits on scrubbers	8	—	—	(10,508)
General and administrative expenses	20	(123,406)	(121,048)	(106,255)
Gain on sales of vessels	8	45,486	176,537	12,019
Total operating expenses		(583,038)	(479,348)	(636,072)
Operating income		355,184	764,603	705,150
Other (expenses) and income, net
Financial expenses	21	(80,131)	(109,539)	(183,231)
Financial income		21,891	15,947	19,112
Share of income from dual fuel tanker joint venture	11	4,104	7,664	5,950
Dividend income and fair value gain (loss) on financial assets measured at fair value through profit or loss	3	41,123	(11,176)	—
Other income and (expenses), net		2,121	1,275	(83)
Total other expense, net		(10,892)	(95,829)	(158,252)
Net income		$344,292	$668,774	$546,898
Attributable to:
Equity holders of the parent		$344,292	$668,774	$546,898
Earnings per share
Basic	23	$7.40	$13.78	$10.44
Diluted	23	$7.03	$13.15	$10.03
Basic weighted average shares outstanding	23	46,554,200	48,544,137	52,369,269
Diluted weighted average shares outstanding	23	48,949,522	50,874,322	54,527,747

There are no items of other comprehensive income or loss.
The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2025, 2024, and 2023

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Total
Balance as of December 31, 2022	61,262,838	$727	$3,049,732	$(641,545)	$97,894	$2,506,808

Net income for the period	—	—	—	—	546,898	546,898
Issuance of restricted stock, net of forfeitures	1,805,250	18	(18)	—	—	—
Equity settled share based compensation expense	—	—	47,340	—	—	47,340
Purchase of treasury shares	(9,960,323)	—	—	(489,680)	—	(489,680)
Dividends paid, $1.05 per share (1)	—	—	—	—	(57,660)	(57,660)
Balance as of December 31, 2023	53,107,765	$745	$3,097,054	$(1,131,225)	$587,132	$2,553,706

Net income for the period	—	—	—	—	668,774	668,774
Issuance of restricted stock, net of forfeitures	1,468,466	15	(15)	—	—	—
Equity settled share based compensation expense	—	—	62,509	—	—	62,509
Purchase of treasury shares	(4,653,189)	—	—	(335,593)	—	(335,593)
Dividends paid, $1.60 per share (1)	—	—	—	—	(83,515)	(83,515)
Balance as of December 31, 2024	49,923,042	$760	$3,159,548	$(1,466,818)	$1,172,391	$2,865,881

Net income for the period	—	—	—	—	344,292	344,292
Issuance of restricted stock, net of forfeitures	1,846,248	18	(18)	—	—	—
Equity settled share based compensation expense	—	—	71,654	—	—	71,654
Purchase of treasury shares	(6,500)	—	—	(309)	—	(309)
Dividends paid, $1.62 per share (1)	—	—	—	—	(82,520)	(82,520)
Balance as of December 31, 2025	51,762,790	$778	$3,231,184	$(1,467,127)	$1,434,163	$3,198,998

(1) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.

The accompanying notes are an integral part of these consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2025, 2024, and 2023

		For the year ended December 31,
In thousands of U.S. dollars	Notes	2025	2024	2023
Operating activities
Net income		$344,292	$668,774	$546,898
Depreciation - owned or sale and leaseback vessels	8	180,335	185,319	178,259
Depreciation - right of use assets		—	—	24,244
Equity settled share based compensation expense	16	71,654	62,509	47,340
Amortization of deferred financing fees	14	6,986	9,236	7,292
Non-cash debt extinguishment costs	14	4,664	3,460	8,320
Net gain on sales of vessels	8	(45,486)	(176,537)	(12,019)
Write-off of deposits on scrubbers	8	—	—	10,508
Fair value (gain) / loss on financial assets measured at fair value through profit or loss		(35,181)	14,979	—
Accretion of fair value measurement on debt assumed in business combinations	14	41	82	1,128
Share of income from dual fuel tanker joint venture		(4,104)	(7,664)	(5,950)
Dividend from financial assets measured at fair value through profit or loss		(5,942)	(3,803)	—
		517,259	756,355	806,020
Changes in assets and liabilities:
(Increase) / decrease in inventories		(1,746)	(2,034)	7,804
(Increase) / decrease in accounts receivable		(27,317)	57,045	73,201
(Increase) / decrease in prepaid expenses and other current assets		(842)	983	7,944
Decrease in other assets		2,467	1,600	2,884
Increase / (decrease) in accounts payable		5,377	15,722	(16,748)
Decrease in accrued expenses and other current liabilities		(3,972)	(4,491)	(15,613)
		(26,033)	68,825	59,472
Net cash inflow from operating activities		491,226	825,180	865,492
Investing activities
Net proceeds from sales of vessels		227,719	479,778	64,878
Investment in dual fuel tanker joint venture		—	(1,937)	—
Distributions from dual fuel tanker joint venture		3,633	8,851	1,822
Drydock, ballast water treatment system and other vessel related payments (owned, sale leaseback and bareboat-in vessels)		(74,383)	(93,367)	(23,089)
Purchases of financial assets measured at fair value through profit or loss		(45,850)	(89,137)	—
Proceeds from sale of financial assets measured at fair value through profit or loss		155,188	—	—
Dividend from financial assets measured at fair value through profit or loss		5,942	3,803	—
Net cash inflow from investing activities		272,249	307,991	43,611
Financing activities
Debt repayments		(449,524)	(835,680)	(1,224,529)
Issuance of debt		200,000	99,000	1,386,482
Debt issuance costs		(11,747)	(354)	(29,691)
Principal repayments on IFRS 16 lease liabilities		—	—	(516,127)
Decrease in restricted cash		—	—	783
Dividends paid		(82,520)	(83,515)	(57,660)

Repurchase of common stock	(309)	(335,593)	(489,680)
Net cash outflow from financing activities	(344,100)	(1,156,142)	(930,422)
Increase / (decrease) in cash and cash equivalents	419,375	(22,971)	(21,319)
Cash and cash equivalents at January 1,	332,580	355,551	376,870
Cash and cash equivalents at December 31,	$751,955	$332,580	$355,551
Supplemental information:
Interest paid	$62,093	$96,882	$154,653
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
Our fleet as of December 31, 2025 consisted of 93 owned or sale and leaseback product tankers (14 Handymax, 42 MR and 37 LR2).
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
Basis of accounting
The consolidated financial statements incorporate the financial statements of Scorpio Tankers Inc. and its subsidiaries. The consolidated financial statements have been presented in United States dollars, or USD or $, which is the functional currency of Scorpio Tankers Inc. and all its subsidiaries, and have been authorized for issue by the Board of Directors on March 19, 2026. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
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
At December 31, 2025, we had $752.0 million in cash and cash equivalents, $783.9 million available under our existing revolving lines of credit (see Notes 14 and 25). In February 2026, we repaid the outstanding lease obligation of $18.9 million on the sale and leaseback arrangement with respect to the 2016 built LR2 product tanker, STI Symphony thus eliminating all of our remaining lease financing obligations. We do not have any other debt or lease financing arrangements that are scheduled to mature or expire within twelve months from the date of this filing.

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
Material Accounting Policies
The following is a discussion of our material accounting policies that were in effect during the years ended December 31, 2025, 2024, and 2023.
Revenue recognition
Revenue earned by our vessels is comprised of pool revenue, time charter revenue, voyage revenue, and bareboat charter revenue.
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
(4)Bareboat charter agreements are charters where we provide a vessel to a customer for a predetermined period of time at a fixed rate without crew or operational support, and the customer assumes responsibility for operating the vessel.
Of these revenue streams, revenue generated in the spot market from voyage charter agreements is within the scope of IFRS 15 - Revenue from Contracts with Customers.
Revenue generated from pools, time charters, and bareboat charters is accounted for as revenue earned under operating leases and is therefore within the scope of IFRS 16 - Leases. We have determined that our existing pool, time and bareboat charter-out arrangements meet the definition of leases under IFRS 16, with the Company as lessor, on the basis that the pool or charterer manages the vessels in order to enter into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use.
Moreover, under IFRS 16, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time and bareboat charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. In a bareboat charter-out arrangement, the charterer is responsible for the technical management of the vessel, therefore the entire contract is accounted for as lease revenue. These components are accounted for as follows:
•All fixed lease revenue earned under these time or bareboat charter-out arrangements is recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.
•The non-lease component, if applicable, is accounted for as services revenue under IFRS 15 - Revenue from Contracts with Customers. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
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
Bareboat charter revenue
Bareboat charter revenue is recognized over time based on the daily rates specified in the bareboat charter contract.
Voyage expenses
Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters for vessels trading in the spot market, as well as costs to comply with the European Emissions Trading System ("EU ETS") and FuelEU Maritime Regulations ("FuelEU"). Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter, and (iii) are expected to be recovered.
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
In the years ended December 31, 2025, 2024, and 2023, there were potentially dilutive items as a result of our 2013 Equity Incentive Plan (as defined in Note 16).
The impact of potentially dilutive items on the calculations of earnings / (loss) per share are set forth in Note 23.
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
IFRS 16 - Leases amended the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet as right-of-use assets and corresponding lease liabilities, unless the term of the lease is 12 months or less. During the year ended December 31, 2023, we had bareboat chartered-in vessels which were being accounted for under IFRS 16, Leases as right of use assets and related lease liabilities. Under IFRS 16, there is no charterhire expense for these vessels as the right of use assets are depreciated on a straight-line basis (through depreciation expense) over the lease term, and the lease liability is amortized over that same period (with a portion of each payment allocated to principal and a portion allocated to interest expense).

Foreign currencies
The individual financial statements of Scorpio Tankers Inc. and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in U.S. dollars.
In preparing the financial statements of Scorpio Tankers Inc. and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are translated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statements of operations. The amounts charged to the consolidated statements of operations during the years ended December 31, 2025, 2024, and 2023 were not significant.
Segment reporting
During the years ended December 31, 2025, 2024, and 2023, we owned, lease financed, or chartered-in vessels spanning three different vessel classes, Handymax, MR, and LR2, all of which earned revenues in the seaborne transportation of crude oil and refined petroleum products in the international shipping markets. Vessel class is the aggregate level of information reported to our chief operating decision maker.
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
Impairment of vessels and drydock, vessels under construction and right of use assets for vessels
At each balance sheet date, we review the carrying amount of our vessels and drydock, vessels under construction (if applicable), and right of use assets for vessels (if applicable) to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the vessels and drydock, vessels under construction and right of use assets for vessels is estimated in order to determine the extent of the impairment loss (if any). We treat each vessel and the related drydock as a cash generating unit.
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
Interests in joint ventures
A joint venture is an arrangement where we have joint control and have rights to the net assets of the arrangement, rather than rights to the joint venture's assets and obligations for its liabilities. As described in Note 11, we have a minority interest in a joint venture consisting of a portfolio of methanol and product tankers. We account for our interest in this structure as a joint venture pursuant to IFRS 11 - Joint arrangements, and therefore account for our share of the net profit or loss of this arrangement using the equity method under IAS 28 - Investments in Associates and Joint Ventures. Under this guidance, the investment is initially measured at cost, and the carrying amount of the investment is adjusted in subsequent periods based on our share of profits or losses from the joint venture (adjusted for any fair value adjustments made upon initial recognition). Any distributions received from the joint venture reduce the carrying amount.
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
Financial liabilities
Financial liabilities are classified as either financial liabilities at amortized cost or financial liabilities at FVTPL. There were no financial liabilities recorded at FVTPL during the years ended December 31, 2025 or December 31, 2024.
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

Lease Financing
During the years ended December 31, 2025, 2024, and 2023, we were a party to sale and leaseback transactions in which certain of our vessels were sold to a third party and then leased back to us under bareboat chartered-in arrangements. In these transactions, the criteria necessary to recognize a sale of these vessels were not met under IFRS 15. Accordingly, these transactions have been accounted for as financing arrangements, with the liability under each arrangement recorded at amortized cost using the effective interest method and the corresponding vessels recorded at cost, less accumulated depreciation, on our consolidated balance sheet. All of these arrangements are further described in Note 14.
Equity instruments
An equity instrument is any contract that evidences a residual interest in our assets after deducting all of its liabilities. Equity instruments issued by us are recorded at the proceeds received, net of direct issue costs.
We had 51,762,790 and 49,923,042 registered shares authorized, issued and outstanding with a par value of $0.01 per share at December 31, 2025 and December 31, 2024, respectively. These shares provide the holders with the same rights to dividends and voting rights.
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
The significant judgments and estimates are as follows:
Revenue recognition
Our revenue is primarily generated from time charters, bareboat charters, spot voyages, or pools (see Note 18 for the components of our revenue generated during the years ended December 31, 2025, 2024, and 2023). Revenue recognition for time charters, bareboat charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters and bareboat charters are for a specific period of time at a specific rate per day. For long-term time charters and bareboat charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the time charter agreement between the vessel owner and the pool.
We generated revenue from spot voyages during the years ended December 31, 2025, 2024, and 2023. We recognize spot market revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. Under IFRS 15, voyage costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter commencing on the date that the cargo is loaded and concluding on the date of discharge. Voyage costs are only deferred if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter, and (iii) are expected to be recovered.
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
The results of our impairment testing for the years ended December 31, 2025 and 2024 are described in Note 10.

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
Impact of climate change
We consider the impact of climate change on significant estimates and assumptions made, where appropriate. This assessment includes possible impacts due to both physical and transition risks. Even though climate-related risks might not currently have a significant impact on accounting measurements, we are closely monitoring relevant changes and developments, such as new climate-related legislation. The items and considerations that could be most directly impacted by climate-related matters include the impairment of and the determination of useful life for our vessels. As of December 31, 2025, we have concluded that climate change had no significant impact on the carrying values or remaining useful lives of our vessels.
Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2025
Standards and Interpretations adopted during the year ended December 31, 2025.
•Amendments to IAS 21 – Lack of Exchangeability
Standards and Interpretations adopted during the year ended December 31, 2024.
•Amendment to IAS 1 - Classification of Liabilities as Current or Non-current
•Amendment to IAS 1 - Non-current Liabilities with Covenants
•Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements
•Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback
The adoption of these standards did not have a significant impact on these consolidated financial statements.
Standards and Interpretations not yet adopted
Additionally, at the date of authorization of these consolidated financial statements, the following Standards, which have not been applied in these consolidated financial statements, were issued but not yet effective. Analyses are underway to estimate the impacts related to the future application of IFRS 18. We do not expect that the adoption of these standards in future periods will have a significant impact on our financial statements.
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
•IFRS 19 – Subsidiaries without Public Accountability - IFRS 19 permits eligible entities to apply reduced disclosure requirements in their financial statements, aiming to ease the reporting burden for subsidiaries without public accountability. IFRS 19 is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. IFRS 19 is not applicable to us.
•Amendments to IAS 21 - Translation to a Hyperinflationary Presentation Currency - The amendments clarify the accounting when an entity translates financial statements from a functional currency that is not the currency of a hyperinflationary economy into a presentation currency that is the currency of a hyperinflationary economy. Under the amendments, entities translate assets, liabilities, equity, income and expenses, including comparative amounts, using the closing exchange rate at the date of the most recent statement of financial position. In addition, comparative information of foreign operations whose functional currency is not hyperinflationary may be restated using a general price index in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies before translation. The amendments are intended to reduce diversity in practice and improve the usefulness and comparability of financial information presented in hyperinflationary currencies. The amendments are effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. These amendments are not applicable to us.

2.     Cash and cash equivalents
The following is a table summarizing the components of our cash and cash equivalents as of December 31, 2025 and 2024:

	At December 31,
In thousands of U.S. dollars	2025	2024
Cash at banks	$750,696	$331,013
Cash on vessels	1,259	1,567
	$751,955	$332,580

3.    Financial assets measured at fair value through profit or loss
During the year ended December 31, 2024, we invested $89.1 million in DHT Holdings, Inc. ("DHT"), a publicly traded crude tanker shipping company, which owned a fleet of Very Large Crude Carriers. We purchased 7,982,480 common shares in DHT, or 4.99% of the outstanding shares, in the open market at an average price of $11.17 per share during the year ended December 31, 2024. These instruments are not debt instruments and our business model for these instruments was to hold them for trading. At December 31, 2024, we held common stock of DHT at its fair value of $74.2 million. We received dividends of $3.8 million from this investment during the year ended December 31, 2024.
During the year ended December 31, 2025, we purchased an additional 4,295,218 common shares in DHT in the open market at an average price of $10.67 per share.
During the year ended December 31, 2025, we sold 12,277,698 common shares in DHT in the open market at an average price of $12.64 per share, which closed our position as of December 31, 2025. We received dividends of $5.9 million from this investment during the year ended December 31, 2025.

4.     Prepaid expenses and other current assets
The following is a table summarizing the components of our prepaid expenses and other current assets as of December 31, 2025 and 2024:

	At December 31,
In thousands of U.S. dollars	2025	2024
Prepaid vessel operating expenses - SSM	$4,210	$5,375
Prepaid expense - SCM	6	26
Prepaid expense - related party port agents	1	385
Scorpio Services Holding Limited (SSH)	—	4
Prepaid expenses and other current assets - related parties	4,217	5,790

Third party - prepaid vessel operating expenses	1,682	565
Prepaid port agent advances	1,340	604
Prepaid insurance	440	861
Other prepaid expenses	2,393	1,410
	$10,072	$9,230

5.     Accounts receivable
The following is a table summarizing the components of our accounts receivable as of December 31, 2025 and 2024:

	At December 31,
In thousands of U.S. dollars	2025	2024
Scorpio LR2 Pool Limited	$96,258	$53,046
Scorpio MR Pool Limited	52,388	72,794
Geoserve Energy Transport DMC	11,722	—
Scorpio Handymax Tanker Pool Limited	5,943	6,919
Mercury Pool Limited	4,271	4,053
Scorpio Services Holding Limited (SSH)	1,412	474
Receivables from the related parties	171,994	137,286

Spot voyage and time charter receivables	5,263	9,968
Insurance receivables	1,749	2,650
Other receivables	1,795	279
	$180,801	$150,183
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited, Scorpio LR1 Pool Limited and Mercury Pool Limited (collectively referred to as the "Scorpio Pools") are related parties, as described in Note 17. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions which are expected to be collected within one year. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are therefore considered as non-current within Other Assets on the consolidated balance sheets. For chartered-in vessels, we classify the amounts as current (within accounts receivable) or non-current (within Other Assets) according to the expiration of the contract.
Accounts receivable from SSH include revenue earned and expenses incurred for voyages in the spot market or on time charter through SSH, a related party.
Accounts receivable due from Geoserve Energy Transport DMC ("Geoserve") represent amounts due to us for carbon credits that Geoserve acquired on our behalf for compliance with the EU Emissions Trading System ("EU ETS") and related to revenue earned for voyages in the pools, spot market or on time charter.
The EU ETS, which came into effect on January 1, 2024, is a cap-and-trade system designed to limit greenhouse gas emissions from industries in the European Union. It sets a cap on the total amount of certain greenhouse gases that can be emitted by covered entities, and these entities are allocated or required to purchase credits (allowances) for their emissions. The system aims to incentivize emission reductions by allowing companies to trade allowances, creating a market-based approach to reducing emissions. The FuelEU Maritime Regulation is a complementary regulation to the EU ETS, which was effective January 1, 2025, ensuring that the greenhouse gas intensity of fuels used by the shipping sector will gradually decrease over time. It contributes to the EU-wide target of reducing net emissions by at least 55% by 2030, and to achieving climate neutrality in 2050. In March 2024, we entered into an agreement with Geoserve, effective January 1, 2024, which is majority owned by the Lolli-Ghetti family, to serve as our emissions manager covering both the EU ETS and Fuel EU regulations. Geoserve's services include, among others, emission data monitoring and correction for commercial and regulatory compliance and procurement of carbon credits from EU approved carbon traders.
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

6.     Inventories
The following is a table summarizing our inventories as of December 31, 2025 and December 31, 2024:

	As of
In thousands of U.S. dollars	December 31, 2025	December 31, 2024
Lubricants	$6,275	$6,478
European Union Allowances (EUA) (1)	4,363	201
Bunkers	957	3,139
Other	324	355
	$11,919	$10,173
(1)     European Union Allowances (EUAs) reflect carbon credits held for our compliance with the EU ETS. Under the EU ETS requirements, we purchase EU allowances to offset the greenhouse gas emissions from our vessels that trade to, from, and within the European Union and European Economic Area and submit these allowances to regulators as proof of compliance annually by the due date of September 30th of each year following the year of compliance. Our emissions manager, Geoserve, coordinates purchases of EUAs on our behalf.

7.     Assets held for sale
At December 31, 2025, four LR2 vessels (STI Lavender, STI Goal, STI Gallantry, and STI Kingsway) were held for sale. The sales price for STI Lavender is $61.2 million, the sales prices for STI Goal and STI Gallantry are $52.3 million per vessel, and the sales price for STI Kingsway is $57.5 million. The aggregate net book value of the vessels was $153.6 million on the dates they were held for sale. STI Lavender, STI Goal, and STI Gallantry were unencumbered as of December 31, 2025. As of December 31, 2025, STI Kingsway was held as collateral on the 2023 $1.0 Billion Credit Facility, with no outstanding balance and $13.7 million available under the revolving portion of the facility. The sales of STI Lavender, STI Goal, STI Gallantry closed and the sale of STI Kingsway is expected to close during the first quarter of 2026.
During the year ended December 31, 2025, we entered into and completed the sales of five MR vessels (STI Maestro, STI Battery, STI Venere, STI Milwaukee, and STI Yorkville) and one LR2 vessel (STI Lobelia). The aggregate net book value of the vessels was $180.5 million on the dates they were held for sale. The aggregate net proceeds of these sales was $226.0 million, including accrued and unpaid selling costs as of December 31, 2025 of $1.9 million. We recorded an aggregate gain of $45.5 million during the year ended December 31, 2025 as a result of these sales.
In September 2025, we repaid the $5.1 million outstanding related to STI Maestro under the term portion of the 2023 $1.0 Billion Credit Facility and reduced the amount available under the revolving portion of the facility by $10.2 million. In October 2025, we repaid the $14.0 million outstanding related to STI Lobelia and STI Lavender under the term portion of the 2023 $1.0 Billion Credit Facility and reduced the amount available under the revolving portion of the facility by $30.7 million. In November 2025, we repaid the $29.2 million outstanding related to STI Battery, STI Venere, STI Milwaukee, and STI Yorkville under the 2023 $225.0 Million Revolving Credit Facility and further reduced the amount available under the revolver by $12.0 million. In December 2025, we exercised the purchase option and repaid the outstanding lease obligation of $23.4 million related to STI Gallantry under the 2021 Ocean Yield Lease Financing. In December 2025, we repaid the $0.3 million and $13.5 million related to STI Goal under the term and revolver portion, respectively, of the 2023 $1.0 Billion Credit Facility, in which the amount paid on the revolver may not be re-borrowed.
During the year ended December 31, 2024, we entered into agreements to sell 11 MR vessels (STI Tribeca, STI Larvotto, STI Le Rocher, STI Manhattan, STI Beryl, STI Onyx, STI Garnet, STI Ruby, STI Topaz, STI San Antonio, and STI Texas City) and one LR2 vessel (STI Lily). The aggregate net book value of the vessels was $307.3 million on the dates they were held for sale. The aggregate net proceeds of these sales was $479.8 million. Accrued and unpaid selling costs related to the sale of STI San Antonio as of December 31, 2024 were $0.2 million. We recorded an aggregate gain of $176.5 million during the year ended December 31, 2024 as a result of these sales.
Of these vessels, STI Tribeca and STI Manhattan were replaced by STI Galata and STI Notting Hill, respectively, as collateral on the 2023 $1.0 Billion Credit Facility. STI Larvotto, STI Le Rocher, STI Beryl, STI Onyx, STI Garnet, STI Ruby, and STI Topaz were unencumbered at the time of sale. STI San Antonio was replaced by STI Memphis as collateral on the 2023 $225.0 Million Revolving Credit Facility. The 2023 $117.4 Million Credit Facility was amended in October 2024, releasing STI Texas City as the residual collateral value of the remaining vessels under the facility provided for sufficient headroom under the leverage covenant of the agreement. In October 2024, we repaid the $22.9 million outstanding related to STI Lily under the 2023 $1.0 Billion Credit Facility. This debt repayment did not impact the undrawn amount of $288.2 million available under the revolving portion of this facility.
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

8.     Vessels and drydock
Operating vessels and drydock

In thousands of U.S. dollars	Vessels	Drydock	Total

Cost
As of January 1, 2025	$4,250,399	$172,918	$4,423,317
Additions (1)	6	65,051	65,057
Disposal of vessels (2)	(436,731)	(20,299)	(457,030)
Write-offs (3)	—	(37,500)	(37,500)
As of December 31, 2025	3,813,674	180,170	3,993,844

Accumulated depreciation
As of January 1, 2025	(1,173,893)	(58,604)	(1,232,497)
Charge for the period	(143,097)	(37,238)	(180,335)
Disposal of vessels (2)	116,573	6,355	122,928
Write-offs (3)	—	37,500	37,500
As of December 31, 2025	(1,200,417)	(51,987)	(1,252,404)
Net book value
As of December 31, 2025	$2,613,257	$128,183	$2,741,440

Cost
As of January 1, 2024	$4,664,735	$133,467	$4,798,202
Additions (1)	148	105,329	105,477
Disposal of vessels (2)	(414,484)	(21,281)	(435,765)
Write-offs (3)	—	(44,597)	(44,597)
As of December 31, 2024	4,250,399	172,918	4,423,317

Accumulated depreciation
As of January 1, 2024	(1,140,414)	(79,853)	(1,220,267)
Charge for the period	(155,882)	(29,437)	(185,319)
Disposal of vessels (2)	122,403	6,089	128,492
Write-offs (3)	—	44,597	44,597
As of December 31, 2024	(1,173,893)	(58,604)	(1,232,497)
Net book value
As of December 31, 2024	$3,076,506	$114,314	$3,190,820
(1)Additions during the years ended December 31, 2025 and 2024 primarily relate to the drydock and Ballast Water Treatment System ("BWTS") costs and installations incurred on certain of our vessels.
(2)Represents the net book value of an aggregate of 22 vessels that were contracted to be sold during the years ended December 31, 2025 and 2024. These sales consisted of five MRs (STI Maestro, STI Battery, STI Venere, STI Milwaukee, and STI Yorkville) and five LR2s (STI Lobelia, STI Lavender, STI Goal, STI Gallantry, and STI Kingsway) during the year ended December 31, 2025, and 11 MRs (STI Tribeca, STI Larvotto, STI Le Rocher, STI Manhattan, STI Beryl, STI Onyx, STI Garnet, STI Ruby, STI Topaz, STI San Antonio and STI Texas City) and one LR2 (STI Lily) during the year ended December 31, 2024. These transactions are described in Note 7.
(3)Primarily represents write-offs of fully depreciated equipment and drydock costs on certain of our vessels.

Other Activity
During the year ended December 31, 2023, we wrote-off $10.5 million related to options to purchase additional exhaust gas cleaning systems, or scrubbers, which expired unexercised. This amount included deposits and previously incurred installation costs. These amounts were previously recorded within Other assets on the consolidated balance sheet.
Collateral agreements
The below table is a summary of vessels with an aggregate carrying value of $2.7 billion at December 31, 2025 which have been pledged as collateral under the terms of our secured debt and lease financing arrangements as of December 31, 2025:

Credit Facility	Vessel Name
2023 $225.0 Million Revolving Credit Facility	STI Duchessa, STI Memphis, STI Madison, STI Opera, STI Virtus, STI Aqua, STI Dama, STI Regina, STI Sanctity
2023 $49.1 Million Credit Facility	STI Rose, STI Rambla
2023 $117.4 Million Credit Facility	STI Battersea, STI Wembley, STI Meraux, STI St. Charles, STI Mayfair, STI Alexis
2023 $1.0 Billion Credit Facility	STI Lotus, STI Magic, STI Mystery, STI Marvel, STI Magnetic, STI Millennia, STI Magister, STI Mythic, STI Modest, STI Maverick, STI Miracle, STI Mighty, STI Maximus, STI Spiga, STI Leblon, STI Jermyn, STI Donald C Trauscht, STI Esles II, STI Solace, STI Solidarity, STI Stability, STI Galata, STI Bronx, STI Notting Hill, STI Seneca, STI Sloane, STI Condotti, STI Brooklyn, STI Gladiator, STI Gratitude, STI Steadfast, STI Supreme, STI Acton, STI Camden, STI Jardins, STI San Telmo, STI Soho, STI Osceola, STI Kingsway
2023 $94.0 Million Credit Facility	STI Marshall, STI Grace, STI Guide, STI Gauntlet
2025 $500.0 Million Revolving Credit Facility	STI Hammersmith, STI Rotherhithe, STI Poplar, STI La Boca, STI Broadway, STI Winnie, STI Connaught, STI Lauren, STI Veneto, STI Fulham, STI Elysees, STI Park, STI Orchard, STI Hackney, STI Lombard, STI Comandante, STI Brixton, STI Pimlico, STI Finchley, STI Westminster, STI Pontiac, STI Black Hawk, STI Oxford, STI Selatar, STI Gramercy, STI Queens
Ocean Yield Lease Financing	STI Symphony

The below table is a summary of vessels with an aggregate carrying value of $82.3 million which were unencumbered at December 31, 2025:

Vessel Name
Unencumbered	STI Clapham, STI Bosphorus, STI Guard

9.     Vessels under construction
In December 2025, we entered into agreements to construct two scrubber-fitted LR2 newbuilding product tankers at Dalian Shipbuilding Industry Co., Ltd. in China. The purchase price is $70.8 million per vessel with deliveries expected in the third quarter of 2027.
In December 2025, we entered into agreements to construct two scrubber-fitted Very Large Crude Carriers (“VLCCs”) at Hanwha Ocean Co. Ltd. in South Korea. The purchase price is $128.0 million per vessel (inclusive of additional equipment that the Company had the option to purchase) with deliveries expected in the third and fourth quarters of 2028.
In November 2025, we entered into agreements to purchase four scrubber-fitted MR newbuilding product tankers which are currently under construction at Jingjiang Nanyang Shipbuilding Co., Ltd. in China. The purchase price is $45.0 million per vessel and the expected deliveries are one vessel in each of the second and fourth quarters of 2026, and the first and second quarters of 2027.

The table below summarizes the estimated installment payments for the vessels under construction as of December 31, 2025:*

In millions of U.S. Dollars	Amount
Q1 2026	$40.9
Q2 2026	57.6
Q3 2026	14.1
Q4 2026	59.1
2027	212.6
2028	188.3
Total	$572.6

*These are estimates only and are subject to change as construction progresses.
As of December 31, 2024, we did not have any newbuildings on order.
10.     Carrying values of vessels, vessels under construction and goodwill
At each balance sheet date, we review the carrying amounts of our goodwill, vessels and related drydock costs to determine if there is any indication that these amounts have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider both internal and external indicators of potential impairment, in accordance with IAS 36. Indicators of possible impairment may include, but are not limited to, comparing the carrying amount of net assets to market capitalization, changes in interest rates, changes in the technological, market, economic, or legal environments in which we operate, changes in forecasted charter rates, and movements in external broker valuations. We also assess whether any evidence suggests the obsolescence or physical damage of our assets, whether we have any plans to dispose of an asset before the end of its estimated useful life, and whether any evidence suggests that the economic performance of an asset was, or may become, worse than expected.
At December 31, 2025 and 2024, we performed an assessment to determine if any indicators of impairment exist, considering both internal and external factors as part of this assessment. We reviewed the carrying amount of our vessels to determine if there was an indication that these assets had suffered an impairment. First, we assessed the fair value less the cost to sell of our vessels, taking into consideration vessel valuations from independent ship brokers. We then compared the fair value less selling costs to each vessel’s carrying value and, if the carrying value exceeded the vessel’s fair value less selling costs, an indicator of impairment existed.
At December 31, 2025 and 2024, our operating fleet consisted of 93 and 99 owned or sale and leaseback vessels, respectively. All of the vessels in our operating fleet had fair values less selling costs greater than their carrying amount at these dates. We also considered other internal and external factors as part of this assessment to determine if any indicators of impairment exist, as the markets in which we operate continued to experience strength during the years ended December 31, 2025 and 2024. This strength is evidenced by, among other things:
•The strength in second-hand vessel values, particularly as compared to the carrying values of our vessels;
•The strength of time charter rates for long-term fixtures, which provides an indication of the forward market; and
•The operating cash flows that we generated during each period.
It is on this basis that we determined that there were no indications of impairment on any of our vessels as of December 31, 2025 or December 31, 2024.

Goodwill
Goodwill arising from a previous acquisition has been allocated to the cash generating units within each of the respective operating segments that were expected to benefit from the synergies of this transaction (LR2s). The carrying value of the goodwill allocated to the LR2 segment was $8.2 million at both December 31, 2025 and 2024. Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units in each respective operating segment, plus the allocated goodwill, to their recoverable amounts. We used the fair value less cost to sell to determine recoverable amount, by taking into consideration vessel valuations from independent ship brokers for each vessel within each segment.
This test was performed in connection with the assessment of the carrying amount of our vessels and related drydock costs at December 31, 2025 and 2024, and an impairment charge was not recorded.
Capitalized interest
There was no capitalized interest during the years ended December 31, 2025 and 2024, and a nominal amount of capitalized interest during the year ended December 31, 2023. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.
There was no interest eligible to be capitalized during the years ended December 31, 2025 or December 31, 2024.

11.    Other non-current assets
The following is a table summarizing the components of our Other non-current assets as of December 31, 2025 and 2024:

	At December 31,
In thousands of U.S. dollars	2025	2024
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$19,550	$22,100
Scorpio MR Pool Ltd. pool working capital contributions (1)	14,800	16,400
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (1)	5,294	5,661
Mercury Pool Limited pool working capital contributions (1)	—	1,600
Working capital contributions to Scorpio Pools	39,644	45,761

Investment in dual fuel tanker joint venture (2)	13,023	12,551
Capitalized loan fees (3)	6,817	—
Other	350	—
	$59,834	$58,312
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
(2)     In August 2021, we acquired a minority interest in a portfolio, which at the time consisted of nine product tankers, including five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, and four ice class 1A LR1 product tankers (two of which were sold during the fourth quarter of 2021 and one of which was sold during the third quarter of 2024). The dual-fuel MR methanol tankers are currently on long-term time charter contracts. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million.
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
The joint venture issued cash distributions of $3.6 million and $8.9 million during the years ended December 31, 2025 and 2024, respectively.
We recorded $4.1 million and $7.7 million (including a gain of $2.8 million on the sale of a vessel) as our share of net income resulting from this joint venture during the years ended December 31, 2025 and 2024, respectively.
(3)    Represents the unamortized debt issuance costs on the 2025 $500.0 Million Revolving Credit Facility. These fees are being amortized over the term of the revolving credit facility under the effective interest method. They are reclassified as deferred financing fees (net of debt) to the extent the loan is drawn.

12.     Accounts payable
The following is a table summarizing the components of our accounts payable as of December 31, 2025 and 2024:

	At December 31,
In thousands of U.S. dollars	2025	2024
Amounts due to a related party insurance broker	$1,995	$2,161
Scorpio Ship Management S.A.M. (SSM)	1,703	2,979
Scorpio Commercial Management S.A.M. (SCM)	697	250
Amounts due to related party port agents	559	247
Scorpio Services Holding Limited (SSH)	452	7
Scorpio LR2 Pool Limited	434	1,695
Amounts due to a related party bunker supplier	264	579
Mercury Pool Limited	90	—
Scorpio MR Pool Limited	66	1,726
Amounts due to a related party carbon emission manager	60	71
Accounts payable to related parties	6,320	9,715

European Union Allowance (EUA) payables (1)	20,225	12,415
Suppliers	7,484	10,083
	$34,029	$32,213
(1) European Union Allowance (EUA) payables relate to our obligations due for compliance with the EU ETS. Under the EU ETS requirements, we buy EU allowances to offset the greenhouse gas emissions from our vessels that trade to, from, and within the European Union and European Economic Area and submit these allowances to regulators as proof of compliance. Our vessels incur the costs of carbon emissions and these costs are passed along to the customers in most cases.
Other than the EUA payables, which are due September 2026, the majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

13.     Accrued expenses and other current liabilities
The following is a table summarizing the components the components of our accrued expenses and other current liabilities as of December 31, 2025 and 2024:

	At December 31,
In thousands of U.S. dollars	2025	2024
Accrued expenses to related party port agents	$2,116	$2,152
Accrued expense to a related party insurance broker	1,380	79
Fowe Eco Solutions Ltd. (FOWE)	24	85
Scorpio Services Holding Limited (SSH)	—	452
Scorpio Ship Management S.A.M. (SSM)	—	298
Scorpio MR Pool Limited	—	50
Scorpio Commercial Management S.A.M. (SCM)	—	15
Accrued expenses to related parties	3,520	3,131

Accrued short-term employee benefits	27,898	34,183
Suppliers	17,096	22,113
Deferred income	8,701	10,686
Accrued interest	8,394	3,478
	$65,609	$73,591
Deferred income represents amounts collected in advance from customers for our vessels on time charter or deferred revenue on time charter out arrangements whose payment terms differ from the pattern of revenue recognition on a straight-line basis. The terms of these agreements are described in Note 18.
14.     Current and long-term debt
The following is a breakdown of the current and non-current portion of our debt outstanding as of December 31, 2025 and December 31, 2024:

	At December 31,
In thousands of U.S. dollars	2025	2024
Current portion of bank debt (1)	$—	$122,797
Sale and leaseback liabilities (2)	19,121	8,592
Current portion of long-term debt	19,121	131,389

Non-current portion of bank debt and bonds (3)	600,083	665,887
Sale and leaseback liabilities (4)	—	64,691
	$619,204	$861,967
(1)The current portion at December 31, 2024 was net of unamortized deferred financing fees of $1.2 million.
(2)The current portion at December 31, 2025 was net of prepaid interest of $0.1 million. The current portion at December 31, 2024 was net of unamortized deferred financing fees of $0.1 million and prepaid interest of $0.3 million.
(3)The non-current portion at December 31, 2025 was net of unamortized deferred financing fees of $9.1 million. The non-current portion at December 31, 2024 was net of unamortized deferred financing fees of $13.7 million.
(4)The non-current portion at December 31, 2024 was net of unamortized deferred financing fees of $0.8 million.

The following is a roll-forward of the activity within debt (current and non-current), by facility, for the year ended December 31, 2025:

		Activity				Balance as of December 31, 2025 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2024	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of December 31, 2025	Current	Non-Current
2023 $225.0 Million Revolving Credit Facility	165,675	—	(92,305)	—	73,370	—	73,370
2023 $49.1 Million Credit Facility	41,010	—	(13,846)	—	27,164	—	27,164
2023 $117.4 Million Credit Facility	91,883	—	(51,023)	—	40,860	—	40,860
2023 $1.0 Billion Credit Facility	351,213	—	(137,620)	—	213,593	—	213,593
2023 $94.0 Million Credit Facility	83,242	—	(28,998)	—	54,244	—	54,244
Ocean Yield Lease Financing	22,209	—	(3,141)	129	19,197	19,197	—
2021 Ocean Yield Lease Financing	52,216	—	(52,216)	—	—	—	—
Unsecured Senior Notes Due 2025	70,545	—	(70,571)	26	—	—	—
Unsecured Senior Notes Due 2030	—	200,000	—	—	200,000	—	200,000
	$877,993	$200,000	$(449,720)	$155	$628,428	$19,197	$609,231
Less: deferred financing fees	(15,754)	(3,451)	—	10,057	(9,148)	—	(9,148)
Less: prepaid interest expense	(272)	—	196	—	(76)	(76)	—
Total	$861,967	$196,549	$(449,524)	$10,212	$619,204	$19,121	$600,083
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
2023 $225.0 Million Revolving Credit Facility
In January 2023, we executed the 2023 $225.0 Million Revolving Credit Facility with a group of European financial institutions. In February and March 2023, we drew down $184.9 million and $40.1 million, respectively, and 13 product tankers (STI Opera, STI Duchessa, STI Venere, STI Virtus, STI Aqua, STI Dama, STI Regina, STI San Antonio, STI Yorkville, STI Battery, STI Milwaukee, STI Madison, and STI Sanctity) were collateralized under this facility as part of these drawdowns.
The 2023 $225.0 Million Revolving Credit Facility has a final maturity of five years from the signing date and bears interest at SOFR plus a margin of 1.975% per annum. The borrowings for the 11 MRs are scheduled to be repaid in equal quarterly installments of $0.63 million per vessel for the first two years, and $0.33 million per vessel for the remaining term of the loan, with a balloon payment due at maturity. The borrowings for the two LR2s are scheduled to be repaid in equal quarterly installments of $0.8 million per vessel for the first two years, and $0.45 million per vessel for the remaining term of the loan, with a balloon payment due at maturity.
In July 2024, we executed an amendment with the lenders on the 2023 $225.0 Million Revolving Credit Facility to convert this credit facility from a term loan to a revolving credit facility. This amendment gives us the flexibility to make unscheduled repayments on this facility that can be re-drawn in the future. Under the amendment, the outstanding and/or availability of the revolving credit facility will continue to amortize quarterly as scheduled.
In August 2024, we entered into an agreement to sell STI San Antonio, which was collateralized under this facility. In September 2024 this vessel was replaced by the previously unencumbered STI Memphis.
In April 2025, we made a prepayment of $50.0 million representing the 11 remaining quarterly installment payments due under this facility, with the exception of the balloon payment due at maturity. Under the amended terms, we have the ability to re-borrow the prepayment at amounts reducing by the scheduled amortization.
In November 2025, we repaid $29.2 million, representing the aggregate outstanding balances related to four MR product tankers (STI Battery, STI Venere, STI Milwaukee, and STI Yorkville), releasing the vessels from collateral under this facility prior to their sale.
Our 2023 $225.0 Million Revolving Credit Facility includes financial covenants that require us to maintain:
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

The amounts outstanding as of December 31, 2025 and 2024 were $73.4 million and $165.7 million, respectively, and we were in compliance with the financial covenants as of those dates. As of December 31, 2025, the amount available under the revolver was $29.0 million.
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
In December 2025, we made a prepayment of the term loan amortization through and including the fourth quarter of 2027 of $9.2 million. As a result of this prepayment, the amortization of deferred financing fees was accelerated by $0.1 million.
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
The amounts outstanding as of December 31, 2025 and 2024 were $27.2 million and $41.0 million, respectively, and we were in compliance with the financial covenants as of those dates.
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
In October 2024, this facility was amended to facilitate the release as collateral and subsequent sale of STI Texas City, as the residual collateral value of the remaining vessels under the facility provided for sufficient headroom under the leverage covenant of the agreement.
In November 2025, we made a prepayment of the term loan amortization through and including the fourth quarter of 2027 of $34.0 million. As a result of this prepayment, the amortization of deferred financing fees was accelerated by $0.2 million.
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

The amounts outstanding as of December 31, 2025 and 2024 were $40.9 million and $91.9 million, respectively, and we were in compliance with the financial covenants as of those dates.
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
In August 2023, we drew down $135.8 million (split evenly between the term loan and the revolver) and five vessels (STI Supreme, STI Spiga, STI Kingsway, STI Sloane, and STI Condotti) were collateralized under this facility as part of this drawdown.
In September 2023, we repaid $288.2 million on the revolving portion of this credit facility, which may be re-borrowed in the future, subject to the scheduled amortization profile.
In November 2023, we drew down $202.3 million (split evenly between the term loan and the revolver) and eight vessels (STI Lotus, STI Lily, STI Gladiator, STI Gratitude, STI Goal, STI Maximus, STI Leblon, and STI Bosphorus) were collateralized under this facility as part of this drawdown.
In December 2023, we drew down $122.3 million (split evenly between the term loan and the revolver) and five vessels (STI Donald C Trauscht, STI Esles II, STI Stability, STI Solace, and STI Solidarity) were collateralized under this facility as part of these drawdowns.
In January 2024, we drew down $99.0 million (split evenly between the term loan and revolver) from the 2023 $1.0 Billion Credit Facility and placed two Handymax (STI Acton and STI Camden) and four MR (STI Jardins, STI San Telmo, STI Soho, and STI Osceola) product tankers as collateral under the facility.
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
In October 2024, we prepaid $22.9 million outstanding on this facility related to STI Lily. This prepayment consisted of $7.6 million on the term portion of the loan and $15.4 million on the drawn revolving portion, which cannot be re-drawn.
In July 2025, we prepaid $12.7 million outstanding on this facility related to STI Bosphorus. This prepayment consisted of $3.5 million on the term portion of the loan and $9.2 million on the drawn revolving portion, which cannot be re-drawn.
In September 2025, we prepaid $5.1 million outstanding on the term portion of this facility related to STI Maestro. The undrawn revolving portion was reduced by $10.2 million as part of this transaction.
In October 2025, we prepaid $14.0 million outstanding on the term portion of this facility related to STI Lobelia and STI Lavender. The undrawn revolving portion was reduced by $30.7 million as part of this transaction.
In November 2025, we made an unscheduled prepayment of the loan amortization through and including the fourth quarter of 2027 of $92.1 million. This prepayment consisted of $84.5 million on the term portion of the loan and $7.6 million on the drawn revolving portion, which may be re-drawn. As a result of this prepayment, the amortization of deferred financing fees was accelerated by $1.8 million.
In December 2025, we prepaid $13.8 million outstanding on this facility related to STI Goal. This prepayment consisted of $0.3 million on the term portion of the loan and $13.5 million on the drawn revolving portion, which cannot be re-drawn.

The 2023 $1.0 Billion Credit Facility has a final maturity of June 30, 2028 and bears interest at SOFR plus a margin of 1.95% per annum. The amounts drawn as of December 31, 2025 are scheduled to be repaid, re-commencing March 30, 2028 in the aggregate amount of $11.4 million, with a balloon payment due at maturity. The amount available under the revolving portion of the facility, of $254.9 million as of December 31, 2025 is scheduled to be permanently reduced, commencing on June 30, 2026 in aggregate amounts of $0.6 million per quarter and increasing to $8.4 million per quarter, with availability terminating March 2028. The scheduled repayments will be applied to the outstanding term loan for each vessel, until repaid in full, and then to the reduction of the revolver for each vessel. A commitment fee of 0.78% per annum is due quarterly on the undrawn available commitment.
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
The amounts outstanding as of December 31, 2025 and 2024 were $213.6 million and $351.2 million, respectively, and we were in compliance with the financial covenants as of those dates. As of December 31, 2025, the amount available under the revolver was $254.9 million.
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
In November 2025, we made a prepayment of the term loan amortization through and including the fourth quarter of 2027 of $19.3 million. As a result of this prepayment, the amortization of deferred financing fees was accelerated by $0.1 million.
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
The amounts outstanding as of December 31, 2025 and 2024 were $54.2 million and $83.2 million, respectively, and we were in compliance with the financial covenants as of those dates.
2025 $500.0 Million Revolving Credit Facility
In February 2025, we executed a revolving credit facility of up to $500.0 million with a group of financial institutions. The 2025 $500.0 Million Revolving Credit Facility is a 100% revolving loan, which has a final maturity of seven years from the signing date and gives us the flexibility to draw down or repay the loan during the loan tenor. The 2025 $500.0 Million Revolving Credit Facility bears interest at SOFR plus a margin of 1.85% per annum for any drawn amounts and a commitment fee of 0.74% per annum applies for any undrawn amounts. The 2025 $500.0 Million Revolving Credit Facility is collateralized by 26 product tankers (STI Hammersmith, STI Rotherhithe, STI Poplar, STI La Boca, STI Broadway, STI Winnie, STI Connaught, STI Lauren, STI Veneto, STI Fulham, STI Elysees, STI Park, STI Orchard, STI Hackney, STI Lombard, STI Comandante, STI Brixton, STI Pimlico, STI Finchley, STI Westminster, STI Pontiac, STI Black Hawk, STI Oxford, STI Selatar, STI Gramercy, and STI Queens) and will amortize/reduce in quarterly installments (starting after the second anniversary of the signing date), with a balloon repayment due at maturity.

Our 2025 $500.0 Million Revolving Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.5 billion.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate of principal amount of the loans outstanding.
As of December 31, 2025, the amount available under the revolving credit facility was $500.0 million.

Lease financing arrangements
During the years ended December 31, 2025, 2024, and 2023 we had lease obligations on a substantial portion of our fleet. Given the favorable market conditions during these periods, we were able to exercise purchase options and fully repay the lease obligations on all but one vessel, which was repaid in February 2026.
Ocean Yield Lease Financing
We assumed the obligations under a lease financing arrangement with Ocean Yield ASA for four LR2 tankers (STI Sanctity, STI Steadfast, STI Supreme, and STI Symphony) in connection with the September 2017 acquisition of Navig8 Product Tankers Inc. (the "Ocean Yield Lease Financing"). The interest component of the leases approximated the prevailing benchmark rate plus 5.40% per annum.
During the year ended December 31, 2023, we exercised the purchase options on STI Sanctity, STI Steadfast, and STI Supreme. The purchase option price was $27.8 million per vessel.
In July 2025, we submitted notice to exercise the purchase option on STI Symphony. This purchase was finalized in February 2026 and the remaining lease liability of $18.9 million was repaid in full, thus terminating the lease.
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
The carrying value of the amounts due under this arrangement (which reflect the fair value adjustment made as part of the initial purchase price allocation of the acquisition) were $19.2 million and $22.2 million as of December 31, 2025 and 2024, respectively. We were in compliance with the financial covenants as of those dates.
2021 Ocean Yield Lease Financing
In December 2021, we closed on the sale and leaseback transactions for two LR2 product tankers (STI Gallantry and STI Guard) with Ocean Yield ASA (the “2021 Ocean Yield Lease Financing”). The borrowing amounts under the agreements were $70.2 million in aggregate.
The aggregate outstanding balance under this arrangement was $52.2 million as of December 31, 2024.
In December 2025, we exercised the purchase options on STI Gallantry and STI Guard under this arrangement, repaid the aggregate outstanding lease liability of $46.8 million related to these vessels, and paid purchase option fees of $1.2 million as part of these transactions, thus terminating the leases.

Unsecured debt
Unsecured Senior Notes Due 2025
In May 2020, we issued $28.1 million aggregate principal amount of 7.00% senior unsecured notes due June 30, 2025, or our "Unsecured Senior Notes Due 2025", in an underwritten public offering. During the year ended December 31, 2021, we issued an additional $42.1 million aggregate principal amount of Unsecured Senior Notes Due 2025 under an at the market distribution program.
In March 2025, we redeemed the outstanding balance of $70.6 million on our Unsecured Senior Notes Due 2025, which were scheduled to mature on June 30, 2025.
The carrying value of the Unsecured Senior Notes Due 2025 (net of unamortized net discount on the Additional Notes issued at market price during 2021) was $70.5 million as of December 31, 2024.
Unsecured Senior Notes Due 2030
In January 2025, we issued $200.0 million of senior unsecured notes in the Nordic bond market (the “Unsecured Senior Notes Due 2030”). The Unsecured Senior Notes Due 2030 are due to mature in January 2030 and bear interest at a fixed coupon rate of 7.50% per annum, payable semi-annually in arrears.
Our Unsecured Senior Notes Due 2030 includes financial covenants that require us to maintain:
• The ratio of net debt to total capitalization no greater than 0.70 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
Additionally, we must maintain minimum liquidity (which includes undrawn amounts under revolving credit facilities with a remaining maturity date in excess of 12 months) of $100.0 million after making any distributions in the form of dividends or stock repurchases.
The net proceeds from the bond issue were used for general corporate purposes, with a portion used to redeem our then existing Unsecured Senior Notes Due 2025.
The amount outstanding as of December 31, 2025 was $200.0 million and we were in compliance with the financial covenants as of that date.

15.     Segment reporting

The information provided to our chief operating decision maker, the Chief Executive Officer, to review our performance and allocate resources is aggregated by vessel class. We do not monitor performance by geographical areas as our vessels regularly move between countries in international waters, over dozens of trade routes and, as a result, the disclosure of financial information about geographic areas is impracticable. The accounting policies applied to each of the reportable segments are the same as our accounting policies described in Note 1 and there are no differences between the measurement principles used for segment reporting and those applied to the consolidated financial statements.

Information about our reportable segments for the years ended December 31, 2025, 2024, and 2023 is as follows:

For the year ended December 31, 2025

In thousands of U.S. dollars	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$115,632	$444,313	$378,277	$938,222	$—	$938,222
Vessel operating costs	(37,685)	(121,034)	(129,151)	(287,870)	—	(287,870)
Voyage expenses	(8,564)	(20,236)	(8,113)	(36,913)	—	(36,913)
Depreciation - vessels and drydock	(21,988)	(79,939)	(78,408)	(180,335)	—	(180,335)
General and administrative expenses	(1,693)	(3,748)	(4,777)	(10,218)	(113,188)	(123,406)
Gain on sale of vessels	—	14,963	30,523	45,486	—	45,486
Financial expenses	—	—	—	—	(80,131)	(80,131)
Financial income	—	—	—	—	21,891	21,891
Income from joint venture	—	—	—	—	4,104	4,104
Dividend income and fair value gain on financial assets measured at fair value through profit or loss	—	—	—	—	41,123	41,123
Other income and (expenses), net	151	1,278	1,302	2,731	(610)	2,121
Segment income or loss	$45,853	$235,597	$189,653	$471,103	$(126,811)	$344,292

For the year ended December 31, 2024

In thousands of U.S. dollars	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$120,542	$571,422	$551,987	$1,243,951	$—	$1,243,951
Vessel operating costs	(39,174)	(127,540)	(152,433)	(319,147)	—	(319,147)
Voyage expenses	(3,998)	(15,504)	(10,869)	(30,371)	—	(30,371)
Depreciation - vessels and drydock	(20,423)	(80,191)	(84,705)	(185,319)	—	(185,319)
General and administrative expenses	(1,211)	(3,260)	(4,441)	(8,912)	(112,136)	(121,048)
Gain on sale of vessels	—	26,326	150,211	176,537	—	176,537
Financial expenses	—	—	—	—	(109,539)	(109,539)
Financial income	—	—	—	—	15,947	15,947
Income from joint venture	—	—	—	—	7,664	7,664
Dividend income and fair value loss on financial assets measured at fair value through profit or loss	—	—	—	—	(11,176)	(11,176)
Other income and (expenses), net	—	1,469	166	1,635	(360)	1,275
Segment income or loss	$55,736	$372,722	$449,916	$878,374	$(209,600)	$668,774

For the year ended December 31, 2023

In thousands of U.S. dollars	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$154,586	$530,736	$655,900	$1,341,222	$—	$1,341,222
Vessel operating costs	(37,940)	(114,595)	(163,047)	(315,582)	—	(315,582)
Voyage expenses	(3,712)	(5,536)	(3,995)	(13,243)	—	(13,243)
Depreciation - vessels and drydock	(20,654)	(76,383)	(81,222)	(178,259)	—	(178,259)
Depreciation - right of use assets for vessels	—	(4,910)	(19,334)	(24,244)	—	(24,244)
General and administrative expenses	(1,432)	(3,876)	(4,748)	(10,056)	(96,199)	(106,255)
Write-off of deposits on scrubbers	—	—	(10,508)	(10,508)	—	(10,508)
Gain on sale of vessels	—	—	12,019	12,019	—	12,019
Financial expenses	—	—	—	—	(183,231)	(183,231)
Financial income	—	—	617	617	18,495	19,112
Income from joint venture	—	—	—	—	5,950	5,950
Other expenses, net	—	—	—	—	(83)	(83)
Segment income or loss	$90,848	$325,436	$385,682	$801,966	$(255,068)	$546,898

Revenue from customers representing greater than 10% of total revenue during the years ended December 31, 2025, 2024, and 2023, within their respective segments was as follows:

In thousands of U.S. dollars		For the year ended December 31,
Segment	Customer	2025	2024	2023
MR	Scorpio MR Pool Limited (1)	$323,088	$497,003	$605,442
LR2	Scorpio LR2 Pool Limited (1)	302,048	416,014	405,244
Handymax	Scorpio Handymax Tanker Pool Limited (1)	108,999	118,432	135,481
		$734,135	$1,031,449	$1,146,167

(1)These customers are related parties as described in Note 17.

16.     Common shares
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We initially reserved a total of 500,000 common shares for issuance under the 2013 Equity Incentive Plan which was increased by an aggregate of 8,690,893 common shares through December 31, 2023 and subsequently amended as follows:
•In February 2024, we reserved an additional 1,463,294 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
•In March and September 2025, we reserved an additional 1,089,407 and 748,000 common shares, respectively, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
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
The following paragraphs summarize our grants of restricted stock during the years ended December 31, 2025, 2024, and 2023. The vesting periods of these grants are determined by the plan administrator and generally range from one to five years. Additionally, vesting of these grants is generally subject to a grantee's continued employment with the Company through the vesting date unless the grantee is terminated without cause or due to the grantee's death or disability.
During the year ended December 31, 2023, we issued an aggregate of 1,817,750 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuance dates was $55.57 and $55.89 per share, with a weighted average cost of $55.61. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vested on September 2, 2025, (ii) one-third of the shares vest on September 1, 2026, and (iii) one-third of the shares vest on September 1, 2027. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vested on April 1, 2024 (ii) one-third of the shares vested on December 2, 2024, and (iii) one-third of the shares vested on December 2, 2025.

During the year ended December 31, 2024, we issued an aggregate of 1,472,800 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuance dates was $71.40, $72.59, $70.82, and $47.40 per share, with a weighted average cost of $71.49. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vest on September 1, 2026, (ii) one-third of the shares vest on September 1, 2027, and (iii) one-third of the shares vest on September 1, 2028. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vested on April 7, 2025 (ii) one-third of the shares vested on December 2, 2025, and (iii) one-third of the shares vest on December 1, 2026.
During the year ended December 31, 2025, we issued an aggregate of 1,847,748 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuance dates was $34.40, $40.17, and $58.49 per share, with a weighted average cost of $44.79 per share. The vesting schedule for 1,062,248 restricted shares for employees and SSH employees is (i) one-third of the shares vest on September 1, 2027, (ii) one-third of the shares vest on September 1, 2028, and (iii) one-third of the shares vest on August 31, 2029. The vesting schedule for 748,000 restricted shares for employees is (i) one-third of the shares vest on September 1, 2028, (ii) one-third of the shares vest on September 1, 2029, and (iii) one-third of the shares vest on August 31, 2030. The vesting schedule for 37,500 restricted shares issued to independent directors is (i) one-third of the shares vest on April 7, 2026 (ii) one-third of the shares vest on December 2, 2026, and (iii) one-third of the shares vest on December 1, 2027.
There were 1,500 shares eligible for issuance under the 2013 Equity Incentive Plan as of December 31, 2025.
The following is a summary of activity for awards of restricted stock during the years ended December 31, 2025 and 2024:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2023	3,231,060	$38.57
Granted	1,472,800	71.49
Vested	(905,643)	27.4
Forfeited	(4,334)	69.38
Outstanding and non-vested, December 31, 2024	3,793,883	$53.98
Granted	1,847,748	44.79
Vested	(1,042,307)	39.95
Forfeited	(1,500)	56.22
Outstanding and non-vested, December 31, 2025	4,597,824	$53.46
Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.
Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the year ending December 31, 2026	$62,772	$847	$63,619
For the year ending December 31, 2027	40,011	149	40,160
For the year ending December 31, 2028	20,419	—	20,419
For the year ending December 31, 2029	7,333	—	7,333
For the year ending December 31, 2030	1,964	—	1,964
	$132,499	$996	$133,495

 Dividend Payments
The following dividends were paid during the years ended December 31, 2025, 2024, and 2023.

Dividends	Date
per share	Paid
$0.20	March 31, 2023
$0.25	June 30, 2023
$0.25	September 15, 2023
$0.35	December 15, 2023
$0.40	March 27, 2024
$0.40	June 28, 2024
$0.40	September 13, 2024
$0.40	December 13, 2024
$0.40	March 21, 2025
$0.40	June 16, 2025
$0.40	August 29, 2025
$0.42	December 5, 2025
2022 $250 Million Securities Repurchase Program
From January 1, 2023 through February 15, 2023, we repurchased an aggregate of 1,891,303 of our common shares in the open market at an average price of $50.27 per share under the 2022 $250 Million Securities Repurchase Program.
2023 Securities Repurchase Program
During the year ended December 31, 2023, we purchased 8,069,020 of our common shares in the open market at an average price of $48.90 per share under our Board of Directors authorized securities repurchase programs.
During the year ended December 31, 2024, we purchased 4,653,189 of our common shares in the open market at an average price of $72.12 per share under our Board of Directors authorized securities repurchase programs. In July 2024, our Board of Directors replenished and increased the previously authorized repurchase program (the "2023 Securities Repurchase Program") to purchase up to an aggregate of $400 million of the Company’s securities which, in addition to common shares also consist of unsecured senior notes. Shares purchases during the year ended December 31, 2024 occurred prior to and subsequent to the July 2024 replenishment.
During the year ended December 31, 2025, we repurchased 6,500 of our common shares at an average price of $47.51 per share under the 2023 Securities Repurchase Program.
We had $173.4 million remaining under our 2023 Securities Repurchase Program as of December 31, 2025. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
Shares outstanding
We currently have 175,000,000 registered shares authorized of which 150,000,000 are designated as common shares with a par value of $0.01 and 25,000,000 are designated as preferred shares with a par value of $0.01.
As of December 31, 2025, we had 51,762,790 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.
There were 26,049,209 and 26,042,709 common shares held in treasury at December 31, 2025 and 2024, respectively.

17.     Related party transactions
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the terms and conditions set forth under a revised master agreement which, for the year ended December 31, 2023, was effective as from January 1, 2018 (the "2018 Revised Master Agreement"). In 2024, certain terms of the 2018 Revised Master Agreement were amended and restated with an effective date of January 1, 2024 (the "2024 Revised Master Agreement"). The 2024 Revised Master Agreement may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with the provisions of the 2024 Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours.
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
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the consolidated statements of operations and balance sheets are as follows:

	For the year ended December 31,
In thousands of U.S. dollars	2025	2024	2023
Pool revenue(1)
Scorpio MR Pool Limited	$323,088	$497,003	$605,442
Scorpio LR2 Pool Limited	302,048	416,014	405,244
Scorpio Handymax Tanker Pool Limited	108,999	118,432	135,481
Mercury Pool Limited	20,132	36,977	9,077
Voyage revenue(2)	3,565	2,250	—
Time charter-out revenue(3)	37,262	20,226	21,555
Voyage expenses(4)	(7,943)	(5,366)	(4,495)
Vessel operating costs(5)	(31,851)	(34,826)	(33,061)
Administrative expenses(6)	(21,649)	(19,371)	(15,450)

Purchases of bunkers(7)	(3,792)	(3,132)	(4,784)

(1)These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related parties. From January 1, 2024 through June 30, 2024 and for the year ended December 31, 2023, when our vessels were in the Scorpio Pools, SCM, the pool manager, charged fees of $250 per vessel per day with respect to LR2 vessels, and $325 per vessel per day with respect to both Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture. Effective July 1, 2024, pursuant to the 2024 Revised Master Agreement, SCM increased its fees to $285 per vessel per day with respect to our LR2 vessels and $360 per vessel per day with respect to each of our Handymax and MR vessels. Commissions on gross revenues per charter fixture remain unchanged at 1.50% for vessels operating in any of the Scorpio Pools. These are the same fees that SCM charged other vessels in these pools, including third party owned vessels during these periods.
(2)These transactions relate to revenue earned in the spot market on voyages chartered through a chartering subsidiary of SSH, a related party, to the end customer.

(3)Time charter-out revenue primarily consists of revenue earned for certain vessels on time charter, which have been time chartered-out through a chartering subsidiary of SSH, a related party. Additionally, the revenue earned during the year ended December 31, 2025 also consists of $1.2 million of revenue earned from a related party entity that is controlled by the Lolli-Ghetti family with respect to the time charter for STI Spiga.
(4)Related party expenditures included within voyage expenses in the consolidated statements of operations consist of the following:
•Expenses due to SCM, a related party, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. Pursuant to the 2024 Revised Master Agreement, effective January 1, 2024, when not in one of the Scorpio Pools, each vessel paid (i) flat fees of $285 per vessel per day for each LR2 vessel and $335 per vessel per day for each Handymax and MR vessel plus commissions on gross revenue per charter fixture of 1.25%. During the year ended December 31, 2023, each vessel paid (i) flat fees of $250 per vessel per day for each LR2 vessel and $300 per vessel per day for each Handymax or MR vessel and (ii) commissions of 1.25% of their gross revenue per charter fixture for LR2, Handymax and MR vessels.
•Voyage expenses also consist of the following:
◦$0.4 million, $0.3 million and $0.5 million charged by related party port agents during the years ended December 31, 2025, 2024, and 2023, respectively. SSH has a majority equity interest in port agents that provide supply and logistical services for vessels operating in their regions.
◦$0.4 million and $0.5 million charged by Geoserve Energy Transport DMC ("Geoserve") during the years ended December 31, 2025 and 2024, respectively, for emission management fees to comply with the EU Emissions Trading System of $350 per vessel per month (plus $150 per vessel per month for vessels that are time chartered-out) and a rate of 1.25% per carbon trade. The agreement with Geoserve is described below.
◦$2.7 million and $0.3 million charged by Fowe Eco Solutions Ltd. ("FOWE") during the years ended December 31, 2025 and 2024, respectively, for its portion of the realized fuel efficiency savings related to the fuel oil-water emulsion Cavitech systems under the licensing agreement, as described below.
(5)Related party expenditures included within vessel operating costs in the consolidated statements of operations consist of the following:
•Technical management fees of $25.9 million, $28.1 million, and $28.3 million charged by SSM, a related party, during the years ended December 31, 2025, 2024, and 2023, respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, facilitating vessel related insurance coverage, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $123.9 million, $134.6 million, and $136.3 million during the years ended December 31, 2025, 2024, and 2023, respectively. The premiums that we pay for the insurance coverage on our vessels are paid to the insurers through an insurance broker (less a retained commission) which has been determined to be a related party. We made payments of $16.8 million, $18.4 million, and $12.2 million to this broker during the years ended December 31, 2025, 2024, and 2023, respectively. SSM's annual technical management fee is a fixed fee of $187,500 per vessel during the years ended December 31, 2025 and 2024 and $175,000 per vessel during the year ended December 31, 2023, plus certain itemized expenses pursuant to the technical management agreement.
•Vessel operating expenses of $5.9 million, $6.7 million, and $4.8 million charged by a related party port agent during the years ended December 31, 2025, 2024, and 2023, respectively.
(6)We have an Amended Administrative Services Agreement with SSH, a related party, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH also administers the payroll for certain of our employees. The services provided to us by SSH may be sub-contracted to other entities within Scorpio. The expenses incurred under this agreement were recorded in general and administrative expenses in the consolidated statements of operations and were as follows:

•The expense for the year ended December 31, 2025 of $21.6 million included (i) administrative fees of $9.2 million charged by SSH, (ii) restricted stock amortization of $12.4 million, which relates to 766,129 shares of restricted stock that was issued in the current or in prior years to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $12,788 to SCM and $17,660 to SSH.
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
•The expense for the year ended December 31, 2023 of $15.5 million included (i) administrative fees of $10.5 million charged by SSH, (ii) restricted stock amortization of $5.0 million, which relates to the issuance of 695,400 shares of restricted stock that was issued in the current or in prior years to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan, and (iii) the reimbursement of expenses of $25,145 to SSH and $26,653 to SCM.
(7)These amounts represent bunkers purchased from a related party which, for vessels operating in the spot market, are initially recorded as part of inventory on the balance sheet prior to being consumed.
We had the following balances with related parties, which have been included in the consolidated balance sheets:

	As of December 31,
In thousands of U.S. dollars	2025	2024
Assets:
Prepaid expenses and accounts receivable (due from the Scorpio Pools) (1)	$158,860	$136,812
Accounts receivable (Geoserve) (2)	11,722	—
Prepaid expenses (SSM) (3)	4,210	5,375
Prepaid expenses and accounts receivable (SSH)	1,412	478
Prepaid expenses (SCM)	6	26
Prepaid expenses (related party port agent)	1	385
Other assets (pool working capital contributions) (4)	39,644	45,761
Liabilities:
Accounts payable and accrued expenses (related party insurance broker)	3,375	2,240
Accounts payable and accrued expenses (related party port agents)	2,675	2,399
Accounts payable and accrued expenses (SSM)	1,703	3,277
Accounts payable and accrued expenses (SCM)	697	265
Accounts payable and accrued expenses (owed to the Scorpio Pools)(5)	590	3,471
Accounts payable and accrued expenses (SSH)	452	459
Accounts payable (related party bunker supplier)	264	579
Accounts payable (related party carbon emission manager)	60	71
Accrued expenses (FOWE)	24	85
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
(2)Accounts receivable due from Geoserve represent amounts due to us for carbon credits that Geoserve acquired on our behalf for compliance with the EU ETS and related to revenue earned for voyages in the pools, spot market or on time charter (as described below).
(3)Prepaid expenses from SSM primarily relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.
(4)Represents the non-current portion of working capital receivables as described above.
(5)Accounts payable and accrued expenses owed to the Scorpio Pools relate to expenses incurred by the Scorpio Pools on behalf of certain of our vessels.
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
During the year ended December 31, 2025, we sold five MRs and an LR2 product tanker (STI Maestro, STI Battery, STI Venere, STI Milwaukee, STI Yorkville, and STI Lobelia). Termination fees of $0.2 million and $0.1 million were paid to SCM and SSM, respectively as a result of these sales. Additionally, $0.8 million and $0.6 million to SCM and SSM, respectively, remained accrued as of December 31, 2025.
During the year ended December 31, 2024, we sold 12 vessels consisting of 11 MRs and an LR2 product tanker (STI Tribeca, STI Larvotto, STI Le Rocher, STI Manhattan, STI Beryl, STI Onyx, STI Garnet, STI Ruby, STI Topaz, STI San Antonio, STI Texas City, and STI Lily). Termination fees of $1.8 million and $1.0 million were paid to SCM and SSM, respectively, as a result of these sales. Additionally, $0.1 million and $0.1 million were paid to SCM and SSM respectively, in the first quarter of 2025 with respect to these sales.
In November 2025, we entered into agreements to purchase four scrubber-fitted MR newbuilding product tankers, which are currently under construction at Jingjiang Nanyang Shipbuilding Co., Ltd. in China. A related party entity controlled by the Lolli-Ghetti family has a 15% minority interest in the seller of these vessels.
We have established a provident fund dedicated to our seafarers and have contributed an aggregate of $5.8 million to this fund. This fund is a defined contribution plan whereby we provide matching contributions from the fund assets pursuant to the terms and conditions set forth in the plan. Company matching contributions to the seafarers began during the year ended December 31, 2024, and the fund disbursed $0.3 million and $0.2 million from this plan during the years ended December 31, 2025 and 2024, respectively. This plan is administered by SSM on behalf of our seafarers.
The EU Emissions Trading System (EU ETS), which came into effect on January 1, 2024, is a cap-and-trade system designed to limit greenhouse gas emissions from industries in the European Union. The Fuel EU Maritime Regulation is a complementary regulation to the EU ETS, which was effective January 1, 2025, ensuring that the greenhouse gas intensity of fuels used by the shipping sector will gradually decrease over time. In March 2024, we entered into an agreement with Geoserve, effective January 1, 2024, which is majority owned by the Lolli-Ghetti family, to serve as our emissions manager. Geoserve's services include, among others, emission data monitoring and correction for commercial and regulatory compliance and procurement of carbon credits from EU approved carbon traders. Under this agreement, we pay Geoserve emissions management fees of $350 per vessel per month (plus $150 per vessel per month for vessels time chartered-out) and a commission of 1.25% per carbon trade.
In May 2024, we entered into a licensing agreement with FOWE whereby FOWE's fuel oil-water emulsion Cavitech systems will be installed across our entire fleet. Cavitech is FOWE's proprietary technical solution that enables cavitation treatment on various materials for instantaneous mixing, heat treatment, dispersion, and alteration of chemical bonds, the benefits of which include the elimination of unwanted sludge deposits, a cleaner, more efficient fuel burn and reduced nitrogen oxide emissions. Under the terms of the licensing agreement, we do not pay any upfront costs but pay FOWE 33% of realized savings. Cavitech devices on our vessels have been installed on 76 of our vessels. Scorpio Holdings Limited, a related party, owns a minority interest in FOWE.

 Key management remuneration
The table below shows key management remuneration for the years ended December 31, 2025, 2024, and 2023:

	For the year ended December 31,
In thousands of U.S. dollars	2025	2024	2023
Short-term employee benefits	$21,461	$25,557	$27,972
Share-based compensation (1)	44,029	36,431	31,702
Total	$65,490	$61,988	$59,674

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
18.     Vessel revenue
During the years ended December 31, 2025, 2024, and 2023, we had 19, 16 and 15 vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater), respectively. We had one vessel that earned revenue through a bareboat charter-out agreement during the year ended December 31, 2025. The remaining vessels earned revenue from the Scorpio Pools or in the spot market. The following table sets forth our revenue, by employment type, for these periods:

	For the year ended December 31,
In thousands of U.S. dollars	2025	2024	2023
Pool revenue	$754,266	$1,068,427	$1,155,244
Time charter revenue	170,237	153,881	153,260
Voyage revenue (spot market)	11,970	21,643	32,718
Bareboat charter-out revenue	1,749	—	—
	$938,222	$1,243,951	$1,341,222
IFRS 16 Lease Revenue
In accordance with IFRS 16 - Leases, we are required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. In a bareboat charter-out arrangement, the charterer is responsible for the technical management of the vessel, therefore the entire contract is accounted for as lease revenue. Each component is quantified on the basis of the relative stand-alone price of each lease component and on the aggregate stand-alone price of the non-lease components.

These components are accounted for as follows:
•All fixed lease revenue earned under time and bareboat charter-out arrangements is recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.
•The non-lease component is accounted for as services revenue under IFRS 15. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
The following table summarizes the lease and non-lease components of revenue from time and bareboat charter-out and pool revenue during the years ended December 31, 2025, 2024, and 2023. These figures are not readily quantifiable as the Company's contracts (with the Scorpio pools or under time charter-out arrangements) do not separate these components. We do not view pool and time and bareboat charter-out revenue as two separate streams of revenue. Nevertheless, we have estimated these amounts by reference to (i) third party, published time charter rates for the lease component, and (ii) an approximation of the fair market value of vessel operating expenses for the non-lease component.

	For the year ended December 31,
In thousands of U.S. dollars	2025	2024	2023
Lease component of revenue from time and bareboat charter-out and pool revenue	$603,170	$907,497	$999,273
Non-lease component of revenue from time and bareboat charter-out and pool revenue	323,082	314,811	309,231
	$926,252	$1,222,308	$1,308,504
For lease arrangements that were accounted for under IFRS 16 – Leases, we had bareboat charter-in commitments on three vessels under fixed rate bareboat agreements and 18 vessels under variable rate bareboat agreements during the year ended December 31, 2023. These arrangements were accounted for under IFRS 16 - Leases.
Vessels recorded as Right of use assets derive income from subleases through time charter-out, voyage revenue (spot market), and pool arrangements. For the year ended December 31, 2023, sublease income of $136.6 million is included in Vessel revenue. There was no such income during the years ended December 31, 2025 and 2024 as these leases were terminated during the year ended December 31, 2023.

The terms of the time charter-out agreements in effect during the years ended December 31, 2025, 2024, and 2023 are summarized as follows:

Vessel	Vessel Class	Initial Term	Commencement Date	Initial Rate ($/Day)	Estimated End Date	Current Rate ($/Day)
STI Gratitude	LR2	Three years	May 2022	$28,000	May 2026	$31,000	(1)
STI Guard	LR2	Five years	Jul 2022	$28,000	Jul 2027	$28,000	(2)
STI Gladiator	LR2	Three years	Jul 2022	$28,000	Jul 2026	$31,000	(3)
STI Guide	LR2	Three years	Jul 2022	$28,000	Jul 2026	$31,000	(3)
STI Marshall	MR	Three years	Jul 2022	$23,000	May 2025	N/A	(4)
STI Magnetic	MR	Three years	Jul 2022	$23,000	May 2026	$27,500	(5)
STI Miracle	MR	Three years	Aug 2022	$27,500	May 2026	$27,500	(6)
STI Memphis	MR	Three years	Jun 2022	$27,500	May 2026	$27,500	(7)
STI Connaught	LR2	Three years	Aug 2022	$30,000	Oct 2025	N/A	(8)
STI Lombard	LR2	Three years	Sep 2022	$32,750	Dec 2025	N/A	(9)
STI Gauntlet	LR2	Three years	Nov 2022	$32,750	Nov 2026	$36,000	(10)
STI Duchessa	MR	Three years	Oct 2022	$25,000	Nov 2025	N/A	(11)
STI Lavender	LR2	Three years	Dec 2022	$35,000	Nov 2025	N/A	(12)
STI Grace	LR2	Three years	Dec 2022	$37,500	Dec 2026	$36,000	(13)
STI Jermyn	LR2	Three years	Apr 2023	$40,000	Apr 2026	$40,000	(14)
STI Jardins	MR	Three years	Oct 2024	$29,550	Oct 2027	$29,550
STI Battersea	Handymax	Two years	Apr 2025	$24,000	Apr 2027	$24,000
STI Orchard	LR2	Five years	Aug 2025	$28,350	Aug 2030	$28,350
STI Spiga	LR2	One year	Nov 2025	$35,000	Nov 2026	$35,000
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
(3)    This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterer exercised its option to extend the term of this agreement for an additional year at $31,000 per day commencing in July 2025. The charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(4)    This vessel commenced a time charter in July 2022 for three years at a rate of $23,000 per day. The vessel was redelivered to us upon the completion of the time charter in May 2025.
(5)    This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three years period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025. In November 2025, this time charter was extended for a period of six months at a rate of $27,500 per day.
(6)    This vessel commenced a time charter in August 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three years period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025. In November 2025, this time charter was extended for a period of six months at a rate of $27,500 per day.
(7)    This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three years period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025. In November 2025, this time charter was extended for a period of six months at a rate of $27,500 per day.
(8)    In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day. The vessel was redelivered to us upon completion of the time charter in October 2025.
(9)    This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The vessel was redelivered to us upon the completion of the time charter in December 2025.
(10)    This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. In November 2025, this time charter was extended for a period of one year at a rate of $36,000 per day.

(11)    This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day. This vessel was redelivered to us upon the completion of the time charter in November 2025.
(12)    This vessel commenced a time charter in December 2022 for three years at an average rate of $35,000 per day. This vessel was redelivered to us upon completion of the time charter in November 2025.
(13)    This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three years period, which is payable during the first six months at $47,000 per day, the next six months are payable at $28,000 per day, and years two and three are payable at $37,500 per day. In November 2025, this time charter was extended for a period of one year at a rate of $36,000 per day commencing in December 2025.
(14)    This vessel commenced a time charter in April 2023 for three years at an average rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
Additionally, as of December 31, 2025, we had entered into time charter-out agreements on two LR2 product tankers, STI Alexis and STI Rose, each for a term of five years at a rate of $29,000 per day. The time charter-out for STI Alexis commenced in January 2026 and the time charter-out for STI Rose commenced in February 2026.
Bareboat charter-out revenue
In August 2025, we commenced a bareboat charter-out agreement on an MR product tanker, STI Bosphorus, at a bareboat rate of $13,150 per day. The vessel is chartered to a third-party joint venture which re-flagged the vessel to the United States in order for it to participate in the U.S. Government's Tanker Security Program (TSP). The contract will remain in effect until the vessel reaches 20 years of age, which will occur in 2037, subject to annual renewal with the National Defense Authorization Act ("NDAA").
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
The number of vessels operating in the spot market during the year ended December 31, 2024 was a result of a large volume of vessels entering scheduled drydocks, therefore operating on spot voyages to arrive at the yard for drydock. Under spot market voyage charters, we pay voyage expenses except for carbon emissions costs, which are mostly rebilled to the end customers.
Voyage expenses for the years ended December 31, 2025, 2024, and 2023 consisted of:

	For the year ended December 31,
	2025	2024	2023
Carbon emissions costs(1)	$22,725	$12,557	$—
Bunker consumption	2,983	8,413	4,103
Port and agency expenses	1,858	1,912	2,027
Voyage related insurance	7	606	1,240
Other voyage related expenses	9,340	6,883	5,873
	$36,913	$30,371	$13,243
(1)     Carbon emissions costs under the EU ETS regulations of $22.7 million and $12.6 million for the years ended December 31, 2025 and 2024, respectively, are mostly rebilled to the end customers.

19.     Crewing costs
The following table sets forth the components of our crew expenses, including crew benefits, during the years ended December 31, 2025, 2024, and 2023, respectively.

	For the year ended December 31,
In thousands of U.S. dollars	2025	2024	2023
Short term crew benefits (i.e. wages, victualing, insurance)	136,407	148,931	150,194
Other crewing related costs	22,874	25,497	24,633
	$159,281	$174,428	$174,827
There are no material post-employment benefits for our crew.

20.     General and administrative expenses
General and administrative expenses primarily represent employee benefit expenses, professional fees and administrative fees payable to SSH under our administrative services agreement (as described in Note 17).

	For the year ended December 31,
In thousands of U.S. dollars	2025	2024	2023
Short term employee benefits	$32,652	$36,437	$36,768
Share based compensation (see Note 16)	71,654	62,509	47,340
Other general and administrative costs (1)	19,100	22,102	22,147
	$123,406	$121,048	$106,255
(1)     Other general and administrative costs include administrative fees charged by SSH (see Note 17), audit, legal and other professional fees, investor relations, and other miscellaneous corporate expenses.
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.

21.     Financial expenses
The following table sets forth the components of our financial expenses for the years ended December 31, 2025, 2024, and 2023:

	For the year ended December 31,
In thousands of U.S. dollars	2025	2024	2023
Interest expense on debt, net of capitalized interest (1)	$67,205	$91,696	$158,286
Amortization of deferred financing fees	6,986	9,236	7,292
Loss on extinguishment of debt and write-off of deferred financing fees (2)	5,899	8,525	16,525
Accretion of premiums and discounts on debt (3)	41	82	1,128
Total financial expenses	$80,131	$109,539	$183,231
 (1) The decrease in interest expense, net of capitalized interest during the year ended December 31, 2025 is attributable to a reduction in our average debt as a result of our continued focus on deleveraging. Our average indebtedness decreased to $0.9 billion during the year ended December 31, 2025, as compared to $1.2 billion during the year ended December 31, 2024.
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
There was no capitalized interest during the years ended December 31, 2025 and 2024, and a nominal amount of capitalized interest during the year ended December 31, 2023.
(2) The loss on extinguishment of debt and write-off of deferred financing fees during the year ended December 31, 2025 includes (i) $4.5 million of write-offs of deferred financing fees related to the unscheduled debt and lease repayments during the year, (ii) $1.3 million in costs related to the extinguishment of debt during the year, and (iii) $0.1 million relating to write-offs of the discounts related to the unscheduled debt and lease repayments during the year.
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

22.     Tax
Scorpio Tankers Inc. and its vessel-owning or leasing subsidiaries are incorporated in the Republic of the Marshall Islands. We previously had vessel-owning or leasing subsidiaries incorporated in Singapore; however, these legal entities have been dissolved. We are not subject to Marshall Islands’ income tax in accordance with the income tax laws of the Marshall Islands, and we were eligible for tax exemptions in accordance with the income tax laws of Singapore. Based upon review of applicable laws and regulations, and after consultation with counsel, we do not believe we are subject to material income taxes in any jurisdiction, including the United States of America. Therefore, we did not have any income tax charges, benefits, or balances as of or for the periods ended December 31, 2025, 2024, and 2023.

On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. Various countries have either adopted implementing legislation or are in the process of drafting such legislation. Any new tax law in a jurisdiction where we conduct business or pay tax could have a negative effect on our company. Singapore is the only jurisdiction in which we had a presence that adopted components of the Pillar Two tax rules into legislation for financial years commencing on or after January 1, 2025, namely the Income Inclusion Rule (IIR) and the Domestic Top-up Tax (DTT). The adoption of the Undertaxed Profits Rule (UTPR) was deferred. Our subsidiaries incorporated in Singapore did not own or lease any vessels during the year commencing January 1, 2025, and these entities were dissolved prior to December 31, 2025. The adoption of this legislation did not subject us to material income taxes in this or any other jurisdiction in which we operate.
23.     Earnings per share
The calculation of both basic and diluted earnings per share is based on net income attributable to equity holders of the parent and weighted average outstanding shares of:

	For the year ended December 31,
In thousands of U.S. dollars except for share data	2025	2024	2023
Net income	$344,292	$668,774	$546,898

Basic weighted average number of shares	46,554,200	48,544,137	52,369,269
Effect of dilutive potential basic shares:
Restricted stock	2,395,322	2,330,185	2,158,478
Diluted weighted average number of shares	48,949,522	50,874,322	54,527,747

Earnings per share:
Basic	$7.40	$13.78	$10.44
Diluted	$7.03	$13.15	$10.03
During the years ended December 31, 2025, 2024 and 2023, potentially dilutive shares relating to unvested restricted stock were included in the computation of diluted earnings per share because their effect was dilutive. The inclusion of potentially dilutive shares of unvested restricted stock reflects the dilutive impact of 4,597,824, 3,793,883 and 3,231,060, respectively, unvested shares of restricted stock.
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

The fair values and carrying values of our financial instruments at December 31, 2025 and 2024 are shown in the table below.
Categories of Financial Instruments

	As of December 31, 2025		As of December 31, 2024
In thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$751,955	$751,955	$332,580	$332,580
Financial assets measured at fair value through profit or loss (2)	—	—	74,157	74,157
Accounts receivable (3)	180,801	180,801	150,183	150,183
Working capital contributions to Scorpio Pools (4)	39,644	39,644	45,761	45,761

Financial liabilities
Accounts payable (5)	$34,029	$34,029	$32,213	$32,213
Accrued expenses and other current liabilities (5)	65,609	65,609	73,591	73,591
Secured bank loans (6)	402,997	402,997	718,514	718,514
Sale and leaseback liability (7)	19,121	19,121	73,283	73,283
Unsecured Senior Notes Due 2025 (8)	—	—	70,938	70,571
Unsecured Senior Notes Due 2030 (9)	204,200	200,000	—	—
(1)     Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.
(2)     The carrying value of our investment in DHT equaled its fair value, as this investment is accounted for at fair value through profit or loss under IFRS 9. Fair value is determined by the closing price of the common shares on the balance sheet date. The fair value of this investment is considered a Level 1 fair value measurement item as its common stock is traded on an active market (the New York Stock Exchange) under the symbol "DHT". As a result of the sale of our remaining common shares of DHT, as of December 31, 2025, we no longer had an ownership position in DHT.
(3)     We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.
(4)    Non-current working capital contributions to the Scorpio Pools are repaid, without interest, upon a vessel’s exit from the pool. For all owned vessels, excluding those under long-term time charters and those classified as held for sale, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets. We consider that their carrying values approximate fair value given that the amounts due are contractually fixed based on the terms of each pool agreement.
(5)    We consider that the carrying amounts of accounts payable and accrued expenses approximate the fair value due to the relative short maturity of these instruments.
(6)     The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $6.2 million and $14.5 million of unamortized deferred financing fees as of December 31, 2025 and 2024, respectively.
(7)    The carrying value of our obligations due under sale and leaseback arrangements are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. We did not have any fixed rate sale leaseback arrangements outstanding as of December 31, 2025 or 2024. Accordingly, we consider their fair value to be a Level 2 measurement. The amounts in the table above are shown net of $0.1 million and $0.9 million of unamortized deferred financing fees as of December 31, 2025 and 2024, respectively.

(8)    The carrying value of our Unsecured Senior Notes Due 2025, which were redeemed in February 2025, shown in the table above is their fair value. The Unsecured Senior Notes Due 2025 are shown net of $0.4 million of deferred financing fees and a nominal amount of unamortized discount on our consolidated balance sheet as of December 31, 2024. Our Unsecured Senior Notes Due 2025 were quoted on the NYSE under the symbol 'SBBA'. We considered their fair value to be a Level 1 measurement due to their quotation on an active exchange.
(9)    The carrying value of our Unsecured Senior Notes Due 2030, which mature in January 2030, shown in the table above is their face value. The Unsecured Senior Notes Due 2030 are shown net of $2.9 million of deferred financing fees on the consolidated balance sheet as of December 31, 2025. Our Unsecured Senior Notes Due 2030 are listed on the Euronext Oslo Børs (Oslo Stock Exchange) under the symbol 'SCTI01'. However, we do not consider this to be an active market and therefore we also consider other external sources of observable information to estimate fair value. It is on this basis that we consider market information, benchmark curve, and other relevant data, which is all considered observable, placing these assets in Level 2.
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
Spot market rate risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes operating in the spot market or in the Scorpio Pools would have increased or decreased our operating income by $28.9 million, $32.0 million and $35.3 million for the years ended December 31, 2025, 2024, and 2023, respectively.
Interest rate risk
The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the balance sheet date.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2025 would have decreased/increased by $7.1 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities and lease financing arrangements as described in Note 14.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2024 would have decreased/increased by $11.0 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities and lease financing arrangements as described in Note 14.
If interest rates had been 1% higher/lower and all other variables were held constant, our net income for the year ended December 31, 2023 would have decreased/increased by $18.0 million. This is mainly attributable to our exposure to interest rate movements on our variable interest rate credit facilities, lease financing arrangements, and leases being accounted for under IFRS 16.
Credit risk
Credit risk is the potential exposure of loss in the event of non-performance by customers and derivative instrument counterparties.
We only place cash deposits with major banks covered with strong and acceptable credit ratings.
Accounts receivable are generally not collateralized; however, we believe that the credit risk is partially offset by the creditworthiness of our counterparties including the commercial manager. We did not experience any material credit losses on our accounts receivables portfolio in the years ended December 31, 2025, 2024, and 2023.
The carrying amount of financial assets recognized on our consolidated financial statements represents the maximum exposure to credit risk without taking into account the value of any collateral obtained. We did not experience any impairment losses on financial assets in the years ended December 31, 2025, 2024, and 2023.

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
Financing risks
During 2026 through the date of authorization of these financial statements, we have committed to the exercise of the purchase option on the LR2 product tanker, STI Symphony, under the Ocean Yield Lease Financing. The purchase closed in February 2026 resulting in the repayment of the outstanding lease obligation of $18.9 million. We do not have any other debt or lease financing arrangements that are scheduled to mature or expire within twelve months from the date of these financial statements.
Conflict in Ukraine and Middle East
The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, the United Kingdom, and the European Union countries, among other countries and jurisdictions, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union's ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively. Designations under these sanctions programs are continuing, including in October 2025 against Lukoil, Rosneft, and certain of their subsidiaries. We cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. We cannot predict what effect that this volatility will have on the demand for crude oil and refined petroleum products. It is possible that the continuation of the conflict in Ukraine could adversely affect our financial condition, results of operations, and future performance.
More specifically, the Russian Foreign Harmful Activities Sanctions program includes prohibitions on the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, as well as prohibitions on all new investments in Russia by U.S. persons, among other restrictions. Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022 with respect to the maritime transport of crude oil and on February 5, 2023 with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. As of September 2025, the EU, UK and Canada also agreed to lower their price cap on Russian crude oil from $60 per barrel to $47.60 per barrel. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business. While much uncertainty remains, the potential that the EU, in conjunction with the G7, might replace the price cap policy in favor of a full maritime services ban for Russian oil exports may also pose further risks that could adversely affect our business.
Additionally, since December 2023, there have been multiple drone and missile attacks on commercial vessels transiting international waters in the southern Red Sea by groups believed to be affiliated with the Yemen-based Houthi rebel group purportedly in response to the military conflict between Israel and Hamas. As of late 2025, there has been a limited resumption of commercial vessels transiting international waters in the southern Red Sea, but trade routes continue to be disrupted due to tensions in the region and the recent armed conflict between the U.S. and its allies and Iran, which has also resulted in a de facto closure of the Strait of Hormuz. We cannot predict the severity or length of the current conditions impacting international shipping in this region and the continuing disruption of the trade routes in the region of the Red Sea and Strait of Hormuz. It is also possible that these conditions could have a material and adverse impact on our financial condition, results of operations, and future performance.

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

	As of December 31,
In thousands of U.S. dollars	2025	2024
Less than 1 month	$9,495	$14,636
1-3 months	24,767	18,942
3 months to 1 year	28,598	155,013
1-3 years	479,762	307,185
3-5 years	226,520	521,723
5+ years	1,167	25,891
Total	$770,309	$1,043,390
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
25.     Subsequent events
Time charter-out
In March 2026, we commenced a time charter-out agreement on an LR2 product tanker, STI Lombard, for five years at a rate of $33,000 per day.
In March 2026, we entered into a time charter-out agreement on an LR2 product tanker, STI Rambla, for eight years at a rate of $30,500 per day. This charter is expected to commence in the first or second quarter of 2026.
Declaration of dividend
On February 11, 2026, our Board of Directors declared a quarterly cash dividend of $0.45 per common share, which is payable on March 20, 2026 to all shareholders of record as of March 6, 2026.
Vessel Sales
In January 2026, we closed on the sale of the 2019 built scrubber-fitted LR2 product tanker, STI Lavender, for $61.2 million.
In February 2026, we closed on the sales of the 2016 built scrubber-fitted LR2 product tankers, STI Goal and STI Gallantry, for $52.3 million per vessel.

In March 2026, we entered into agreements to sell two 2015 built scrubber-fitted MR product tankers, STI Seneca and STI Osceola, for $35.0 million per vessel and a 2015 built scrubber-fitted LR2 product tanker, STI Solidarity, for $60.0 million. The sales of these vessels are expected to close within the first or second quarter of 2026. In March 2026, these three vessels, STI Seneca, STI Osceola and STI Solidarity, were released from collateral on the 2023 $1.0 Billion Credit Facility and we paid the outstanding debt balance of $20.2 million related to these vessels and reduced the amount available under the revolving portion of the facility by $10.8 million.
Debt Activity
In January 2026, STI Kingsway was released from collateral on the 2023 $1.0 Billion Credit Facility, with no outstanding balance and reducing the amount available under the revolving portion of the facility by $13.7 million.
In February 2026, we paid the $18.9 million purchase option, representing the aggregate outstanding lease obligation, on the LR2 product tanker, STI Symphony, that was financed under the Ocean Yield Lease Financing arrangement and thus terminated the lease.
Newbuilding Vessels
In February 2026, we declared options to purchase two scrubber-fitted LR2 newbuilding product tankers that are to be constructed at Dalian Shipbuilding Industry Co., Ltd. in China for $68.5 million per vessel. Deliveries are expected in the third and fourth quarters of 2029.
Conflict in Iran
The recent military conflict in Iran has had a significant direct and indirect impact on the trade of crude oil and refined petroleum products. The conflict has disrupted major trading routes such as the Strait of Hormuz and as a result, the price of oil and petroleum products has risen significantly. We cannot predict what effect the higher price of oil and petroleum products will have on demand, and it is possible that the current conflict in Iran could adversely affect our financial condition, results of operations, cash flows, financial position, and future performance.